Form 20-F
period 2016-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2017-03-01
CIK 1649373

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Tel +44 (0) 870 607 6000

Fax +44 (0) 20 7756 5628

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

2.875% Notes due 2020	New York Stock Exchange
3.125% Notes due 2021	New York Stock Exchange
2.875% Notes due 2021	New York Stock Exchange
3.571% Notes due 2023	New York Stock Exchange

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

Yes ☐ No ☒

Santander UK Group Holdings plc

Annual Report 2016

Here to help you prosper

Santander

Annual Report 2016

Strategic Report

About this report

The Strategic Report outlines the key elements of the rest of the Annual Report. We produce it to help readers more easily assess our performance and future prospects. It also explains Santander UK today and our place in the UK banking market.

We are committed to high ethical standards in how we deal with all our stakeholders as well as our responsibility to the environment. As such, the sustainability of our business is not separated from our strategic direction and we have again included key information from our sustainability reporting in our Strategic Report.

By order of the Board.

Nathan Bostock

Chief Executive Officer

22 February 2017

2016 performance highlights

14 million
active customers

3.7 million
loyal retail customers

£154.3bn
UK mortgage loans

£27.4bn
UK corporate loans

4.6 million
digital customers

>1 million
mobile logons per day

27,000
digital corporate customers[1]

£1,914m
profit before tax

50%
cost-to-income ratio

11.6%
CET1 capital ratio

(1) Digital corporate customers includes active business banking users (from our Retail Banking segment) as well as Commercial Banking users of our Connect platform

A glossary of terms on page 339 is intended to be a useful guide to terms and acronyms used.

Important information for readers

Santander UK Group Holdings plc and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.

This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 303.

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2016 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Santander UK Group Holdings plc (the Company) is the immediate parent company of Santander UK plc. The Company and Santander UK plc operate on the basis of a unified business strategy and have common Boards, albeit the principal business activities of the Santander UK group are currently carried on by Santander UK plc and its subsidiaries (the Santander UK plc group). The Company has adopted Santander UK plc’s Corporate Governance and Risk Frameworks to ensure consistency of application. However, the Frameworks are applied from the level of Santander UK plc across the Santander UK plc group. As a result, the review of the business and principal risks and uncertainties facing the Company, and the description of the Company’s Corporate Governance, including the activities of the Board and risk management arrangements, are integrated with those of Santander UK plc and are reported in this document as operating within the Company.

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

Santander UK

Here to help you prosper

Our purpose is to help people and businesses prosper
Our aim is to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities
The Santander Way is how we do things in a Simple,
Personal and Fair way

Our strategic priorities
Customers
• Grow customer loyalty and market share
• Deliver operational and digital excellence
Shareholders
• Achieve consistent, growing profitability and a strong balance sheet
People
• Live The Santander Way through our behaviours
Communities
• Support communities through skills, knowledge and innovation

Santander UK Group Holdings plc     1

Annual Report 2016

Strategic Report

We are the only full-service scale challenger in the UK

“We are increasingly
recognised as a bank
which offers value to all our customers through
innovative products and
services.”

Seamless omni-channel customer experience

Our customers can access all of our services

in a seamless way from face-to-face to remote

Unique position; meaningful scale

Over recent years we have developed a strategy of ongoing transformation to build on our heritage as a trusted provider of retail mortgage and savings products. By leveraging our scale and presence we now offer a comprehensive suite of products and services and are a more diversified retail and commercial bank. Underpinning our success is our customer-focused culture and well-recognised brand which have driven much improved customer satisfaction since 2014.

Seamless service across digital, telephony and branch channels

Our omni-channel model means customers can choose how they want to be served and to move seamlessly between digital, telephony and branch channels. We provide high-quality service across all these channels, regardless of where the customer journey started or ended.

We see our customers increasingly moving towards digital, and have developed online processes for key products and have introduced market leading tools to help them monitor, understand and manage their finances.

Our branch network remains an important part of our omni-channel model. It covers more than 80% of the 1,000 largest financial centres in the UK, which gives us the scale and presence to pose a genuine challenge to the incumbent banks and a strong base to compete. We also serve our corporate and commercial customers with an extensive network of Corporate Business Centres located across the UK.

Scale to challenge the Big Four 1

As a subsidiary of a large international banking group, we can access shared resources, expertise and capability from across the globe. We draw on technological innovations, operations and support services provided by independent operating entities from across Banco Santander. We are also well placed to help our customers grow their business abroad by leveraging our parent’s global reach.

Our 1I2I3 Current Account which we launched in 2012, remains a market-leading proposition, despite changes to the terms made in 2016. This product has enabled us to build closer relationships with our personal customers and its success means that we are now the fourth largest current account provider in the UK, with a 37% increase in current account volumes since 2012 2.

Retail mortgage lending remains at the core of our business, accounting for 77% of customer loans and making us the third largest mortgage provider in the UK 3. We are also successfully challenging the Big Four banks in the personal current account market as well as in corporate and commercial banking. In these areas we have invested in expansion and innovation – increasing competition in the market by providing a viable alternative for customers.

Our client focus and much-improved customer satisfaction have also resonated with corporate and commercial customers. Our model is based on a network of 67 Corporate Business Centres (2012: 35) and relationship managers (up c200 in four years) who are close to the customers they serve and truly understand their needs, risks and opportunities. This customer focus along with a prudent risk approach have allowed us to grow strongly above the market in recent years, becoming the fifth largest UK commercial lender 3.

(1)	The Big Four are Lloyds Banking Group plc (LBG), Barclays Bank plc (Barclays), Royal Bank of Scotland Group plc (RBS) and HSBC Holdings plc (HSBC)

(2)	CACI’s CSDB Current Account Stock, Volume, January 2012 vs October 2016

(3)	Santander UK analysis. Mortgage provider rank based on bank annual reports. Commercial lender rank based on loans to SME clients by UK retail and commercial banks and building societies.

2 Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

For more on our culture see page 5

For a list of our behaviours see page 7

A Simple, Personal and Fair culture

We are making significant progress in embedding our Simple, Personal and Fair culture by reinforcing the set of behaviours, which our colleagues created in 2015. These behaviours are becoming part of our corporate DNA and support the creation of a culture where everyone can be their best at work.

We strongly believe a highly motivated and engaged workforce provides the best customer service, and our goal for 2018 is to be a Top 3 UK bank for colleague engagement 4. In 2016 we made excellent progress with an engagement score of 72% – six percentage points above the average of other UK financial service companies that participated in these studies.

We also encourage our people to take part in regular feedback sessions and to contribute ideas to help us work better together. Further improvement remains at the heart of our plans.

(4)	Colleague engagement is the percentage of colleagues that feel favourably engaged working for Santander UK. Survey conducted by Korn Ferry.

Customer focused ring-fence model

On 22 December 2016, the Board of Santander UK approved a revised business model and legal entity structure to comply with the ring-fencing requirements in the UK. The revised model provides greater certainty for our customers while ensuring minimal disruption and a smooth transition for those customers impacted.

With the Banking Reform Act due for implementation by 1 January 2019, and in light of the changeable macro environment, the Board concluded that we can better serve our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence originally envisaged. Under this model, Santander UK plc, the ring-fenced bank, will serve our retail, commercial and corporate customers. This also maintains longer-term flexibility and leads to lower overall cost with the migration impacting fewer customers.

Abbey National Treasury Services plc will no longer constitute the non-ring-fenced bank and its activities will be revised as part of the new ring-fencing model.

We intend to complete the implementation of our ring-fence plans in advance of the 2019 legislative deadline, subject to regulatory and court approvals and various other authorisations.

Santander UK Group Holdings plc 3

Annual Report 2016

Strategic Report

Chair’s statement

“It has been a successful
year as we have
simultaneously focused on
improving the service we
provide our customers
while pushing forward
with technological and
regulatory transformation
despite a changeable
and more challenging
macro environment.”

Rising to the opportunities and challenges ahead

It has been a successful year as we have simultaneously focused on improving the service we provide our customers while pushing forward with technological and regulatory transformation despite a changeable and more challenging macro environment.

We have maintained our strong business performance in 2016, delivering continuing growth and profitability with prudent management of risk and balance sheet strength. We are, at the same time, the only full-service scale challenger bank in the UK, and continue to deepen customer relationships and offer market leading value and improved quality of services. This has been possible thanks to the professionalism and dedication of our people in every part of the bank.

We are entering a period of uncertainty as the UK begins the process of leaving the European Union. The details of how this will affect our customers – particularly those businesses with a trading relationship with the EU – and the UK-based financial services sector more widely, remain unknown.

As part of the global Banco Santander group, we have more options available to us than our peers when considering how to address the uncertainties ahead. This includes our plans for implementing the requirements of the Banking Reform Act which we revisited in light of changes in the macro environment. Rather than establish separate Retail and Corporate Banks, we decided that our customers would be better served at this stage by maintaining our retail, commercial and corporate customers in a strong single structure, with the more complex needs of our largest multinational corporate customers being served by Banco Santander.

As a separately capitalised and funded subsidiary with autonomous management and governance structures, 98% of our assets and 99% of our liabilities are UK-based. At the same time we are able to harness the strength of the Banco Santander group to provide innovative and customer-focused propositions to challenge the dominance of the Big Four banks. This includes leveraging the Banco Santander group’s global presence to provide a unique trade offering for British SMEs to help them export and grow in countries across the world.

Digital innovation and technology

Our customers rightly expect digital and technological innovation to improve their experience with us. We are continuing to invest in new technology solutions to deliver better customer experiences, including in 2016 in mortgages, our banking app and website, and our intuitive and simple online investment platform that is among the first of its kind available to UK customers. We are also investing in our internal technology capabilities, such as advanced data analytics and new security software to meet our customers’ expectations.

4     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

Cultural change

Paralleling our digital transformation, we remain committed to embedding the right culture and behaviours to serve our customers according to the values we aspire to of Simple, Personal and Fair. The nine behaviours that our people defined last year to embody these values are now established as a part of how we measure performance and determine reward for our people. While we are pleased at the progress we have made, cultural transformation is a long-term and continuous process requiring the ongoing leadership of the management team and commitment of all our people. The culture of our bank is a priority for the Board.

We also understand that a diverse workforce brings ‘diversity of thinking’ that improves management decisions, accelerates cultural change and contributes to improved business performance. We have set ourselves a target of achieving gender balance in our senior management team by 2021 within a range of 10% on either side. This target is ambitious but necessary. The targets are embedded in our Executive Committee’s annual performance objectives to ensure they become central to the way we operate. The Board will continue to monitor the progress being made on all forms of diversity, and in the initiatives we have introduced to realise our aim such as reverse mentoring, unconscious bias training, and a rejuvenation of our people-led diversity networks.

Regulatory changes

In addition to the macro challenges, banks are also facing an unprecedented volume and pace of simultaneous, multiple, new regulatory requirements. We support a more robust regulatory environment as an essential mechanism to reform the UK banking sector. The sector needs to continue to put greater focus on the needs of people and businesses and rebuild the trust of customers, regulators and policymakers. The UK cannot claim to be a leading global financial centre until it provides its own economy and people with world class service. However, the scale and pace of implementation required for regulatory change poses one of our key risks and crowds out systems capacity for our drive to improve customer experience and deliver digital transformation.

The Board

The Board has continued to focus on meeting our stated objective of being the best governed bank in the UK. In the year ahead, we will improve our efficiency and effectiveness as a Board and continue to ensure we challenge and support management in achieving our strategic objectives. I am particularly confident about the contribution of our high calibre Non-Executive Directors who demonstrate independence of mind and depth and breadth of experience.

Earlier this month it was announced that Peter Jackson will be leaving his executive role at Banco Santander SA. As a result, he will also be stepping down as a Banco Santander Nominated Non-Executive Director of Santander UK. I would like to thank Peter for his contribution to the Santander UK Board and the bank as a whole.

Our culture is built on doing things The Santander Way
Simple
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

Looking ahead

While the operating and regulatory environment in 2017 will be at least as demanding, we remain determined to win the loyalty of customers and challenge the Big Four incumbent banks. The commitment of our people is fundamental in achieving this objective. Since joining Santander UK, wherever I have been across the country I have never failed to be impressed by their dedication and desire to do the right things for our customers. I would like to thank Nathan Bostock, our CEO, for his exemplary leadership, and his management team and all our people across the bank for everything we have achieved in 2016.

Shriti Vadera

Chair

22 February 2017

Santander UK Group Holdings plc     5

Annual Report 2016

Strategic Report

Chief Executive Officer’s statement

“We believe that by putting
the customer at the heart of
everything we do, we will
fulfil our purpose of helping people and
businesses in the UK
prosper.”

Looking forward with clarity and ambition

At Santander UK our purpose is to help people and businesses prosper – helping them achieve their goals – be it a first-time buyer saving to get onto the housing ladder, parents saving for their children’s weddings, or a Small to Medium Enterprise that wants to grow internationally. We understand that prosper means many things, and it is not just about money, but also about fulfilling ambitions.

We delivered strong results in 2016, with business growth across all three main customer business segments – all supported by robust UK economic growth. We also continued to see the benefits of our innovative approach to enhancing our customers’ experience. Significant improvements to core digital services throughout the course of the year have given us one integrated platform which will allow us to understand and meet our customers’ needs better.

With the transformation we have made in putting the customer at the heart of our business, Santander UK is in good shape. Together with a continued focus on costs and risk management we believe we have a solid foundation to succeed and confidence in the future.

Looking ahead, we expect to see a changeable and more challenging macro environment. Having a long-term strategy that is clear and understood is crucial. We believe that businesses, like Santander UK, which have clarity of vision and purpose stand the best chance of success.

Delivering on our strategic plan

Our strategic plan, which supports our purpose is reviewed each year in the light of the prevailing operating environment.

At the Banco Santander Group Strategy Update in September 2016, we provided an update on our progress and affirmed our commitment to our five strategic priorities. We amended three of our 2018 targets in anticipation that the low interest rate environment would continue for longer and that the credit environment could worsen somewhat.

I am confident that, as the only full-service scale challenger, we can face the economic headwinds ahead and deliver our strategy. Furthermore, by being a bank that is Simple, Personal and Fair and by living up to our set of behaviours, we will continue to help people and businesses prosper. Our strategic priorities and revised targets are outlined on pages 12-13.

Building long-lasting relationships with our customers

Our 2016 results underline the importance we attach to deepening customer relationships. Our customer-centric approach is fundamental to our resilience and will remain so as we look to the opportunities and challenges that the future brings.

Our focus for the future is to develop more loyal relationships with our personal and corporate customers. With an ongoing investment in innovative products and a deeper and more personalised service we want to be our customers’ bank for life – delivering a seamless experience across all channels.

6     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

Innovating through digital

Our digital transformation programme aims to deliver real benefits to our customers. We made some tangible developments in 2016 with innovative uses of voice biometrics, collaborations with FinTech companies and development of a seamless omni-channel experience, giving customers choice and convenience in how they bank with us.

Our partnership with Kabbage, a specialist online business funding provider, means that we can now offer our SME customers access to a same-day Working Capital Loans solution. We have also introduced a digital end-to-end mortgage application process so our customers can complete their mortgage application online in under an hour.

In June 2016 we launched the Investment Hub, a non-advised investment portal with access to over 1,500 funds, to enable our customers to manage their investments online. We launched the portal in only ten months, thanks to our new ‘agile’ programme development methodology, and have seen an excellent take up from both existing and new customers.

Customers want a seamless service, in their channel of choice. To help us achieve this, we collaborate with innovative FinTech companies. This approach is shared by our parent, Banco Santander, who added a further $100m to our London-based InnoVentures fund to invest in credible FinTech companies so we can leverage technology from the latest innovators.

Embedding our behaviours and the right culture

One of my key priorities for 2015 was to introduce a new set of organisational behaviours to embed the right culture across the business. I am impressed to see my colleagues demonstrating these behaviours in their day-to-day work, helping us live The Santander Way. I would like to thank each and every one of them for the tremendous effort and focus they have invested this year.

Our behaviours support colleagues in creating an environment in which they can flourish and in turn drives better customer service and improved results. Each of the leaders on my Executive Committee are also focused on driving the right culture and behaviours as well as balancing the needs of our customers, our people, our communities and our shareholders.

I am also very pleased that our behaviours have been endorsed across the wider group and are being embedded throughout Banco Santander globally.

Supporting the communities in which we operate

The Discovery Project, our flagship community programme, was launched in 2015 with a goal to help one million people by 2020. In its first year the programme has helped 196,300 people in our communities through employee participation in a wide range of initiatives designed to build skills, knowledge, and experience, and encourage innovation. In 2016, Santander Universities also awarded 8,000 scholarships.

I am particularly grateful for the participation of 6,000 of our people who volunteered for community activities across the UK. These are important for closer engagement with our communities as well as the sustainability of our business going forward.

For more on The Discovery Project, see page 23.

Thank you

As we move into 2017 it is more important than ever that we continue to focus on customers to deliver against our ambitious plan. We are investing in new technology so our customers and our people have the best experience. We will also ensure that we allocate and manage our capital in the most efficient manner.

I believe that 2016 has proved to be a year of real progress for Santander UK. This was only made possible through the hard work of all those who work here, to whom I am most grateful. I am looking forward to meeting the challenges we will face together as a team, and helping our customers, people, shareholders and communities prosper.

Nathan Bostock

Chief Executive Officer

22 February 2017

Santander UK Group Holdings plc 7

Annual Report 2016

Strategic Report

We see five major forces affecting the UK banking market

1. Changing customer behaviour

Customer expectations are shifting rapidly as new technologies are more widely adopted – with improved ease, access and speed – driving a move to digital channels. Today, adults in the UK spend 15-20% of their time online and around 60% of them access social media networks at least weekly, and many more frequently1.

Over the next 10 years these trends will likely intensify and are expected to cause considerable disruption to the banking sector as are other wider trends. For example, we expect millennials (those people born in the internet age) to become more dominant in society, an ageing population to change national demographics, women to have a growing influence in financial decision-making and international communities to become increasingly mobile.

Millennials in particular are likely to be a driving force for the future banking market, representing over half of the population by 20292. Their expectations will be shaped by highly digitised lifestyles and everyday experiences with a new generation of technology firms.

We are embracing these changes and have already introduced innovations such as voice biometrics, seamless omni-channel, collaborations with FinTech companies and end-to-end digital processes. Our mobile customer numbers have increased significantly in the last four years and made 150 million digital transactions in 2016 and we see significant opportunities to evolve our delivery models further in the coming years.

2. Rapid technological change

Technology is at the core of changes to the way we interact with customers. In UK banking we have seen the use of mobile channels treble in the last three years, while contactless payments have increased ten-fold3. Non-cash forms of payment have overtaken cash, and digital is becoming the dominant channel for some product sales.

Santander UK – customer touchpoints 90% digital

Cards, contactless and e-wallet payments have the potential to render cash obsolete. Such is the speed of change, that even cards are at risk as payments from mobile devices such as phones and smartwatches dramatically change the customer experience.

Recognition methods are moving from physical identification papers to biometrics, like voice or fingerprint recognition. These new approaches have the potential to make identification processes simpler, easier and more secure. Sales processes are also evolving from predominantly in-branch face-to-face, to new digitally-enabled options allowing customers to access expert advice remotely through video conferencing or screen sharing.

There are also many technologies already available that may be applied to banking in the future from real-time audio translation breaking down language barriers, to in-home holographic ‘advisers’. In early 2017 we became the first UK bank to enable voice authorisation for payments.

8     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

For more on our requirements for loss absorbing capacity see page 19

3. Strong market competition

The UK banking market remains highly competitive, with pressure on margins and growth building across most business lines. Building societies traditionally held large market shares in mortgages and savings. The market for most other retail and commercial banking products is more concentrated and the Big Four incumbent banks continue to have a large, relatively stable combined market share.

Challengers usually have sufficient presence to compete with the Big Four in a single product, region or customer segment but lack the scale to impact the wider market. New entrants are nimble enough to quickly leverage technology to target niche segments of the market.

UK banking market players

Incumbents Large full-service banks focused on UK retail and corporate customers; Barclays, LBG, HSBC and Royal Bank of Scotland

Challengers Smaller banks, building societies and retailers seeking market share and improved returns

New entrants Digital banks, non-banks and other technology firms targeting selected sectors and product lines

In August 2016, the Competition and Market Authority (CMA) published its final report following its retail banking market investigation. Among other things, banks are being asked to open up access to their data and customer accounts via the use of application programming interfaces (APIs). This will potentially bring players from other industries like retailers or aggregators into the mainstream but also offer opportunities to banks to access new forms of businesses and revenues streams.

Our size and the scope of our proposition makes us the only full-service scale challenger, and leaves us well-positioned to succeed in a strongly competitive market.

4. Demanding regulatory change agenda

Regulation in the UK remains focused on three broad objectives – making banks stronger, supporting positive customer outcomes, and encouraging greater competition. We support the objectives of UK policymakers and work hard to ensure we comply with new regulations while welcoming steps to combat customer inertia.

During 2016 there were noteworthy developments on several significant issues which remain in focus for UK banks going forward. These include customer redress related to PPI, the requirement for large UK banks to ring-fence their retail banking operations and the regulatory requirement to build loss absorbing capacity. We have also worked with regulators throughout 2016 on a number of developments related to payments and innovation. These are intended to make it easier for customers to access banking services.

We expect our returns going forward will continue to be impacted by increased regulatory compliance costs as well as the more onerous taxation regime. However, we remain confident that we can continue to grow our business and plan to further develop loyal relationships with our personal and corporate customer by living up to our commitment to be Simple, Personal and Fair.

Regulatory agenda is focused on:
• making banks stronger
• supporting positive customer outcomes
• encouraging greater competition

5. Uncertain macro environment

The relatively stable economic backdrop we saw in the first half of 2016 became more volatile as the year progressed with the outcome of the EU referendum in June leading to some short-term market fluctuations. After this initial period, consumer confidence measures recovered and steady economic growth continued in the second half. While the depreciation of sterling may well have a positive effect on the external net trade contribution to economic growth, it is expected to lead to higher inflation8.

The UK economy ended the year with 16 consecutive quarters of GDP growth, a stable labour market and the unemployment rate around 5% – close to pre-recession levels4. With inflation averaging just below 1% in 2016, this provided some support for household real incomes at a time when nominal earnings growth remained relatively subdued6.

The consensus expectation for 2017 sees slower growth with continued low interest rates alongside the possibility of rising unemployment.5 Inflation is expected to breach the Bank of England target of 2% in 2017 as the impact of rising oil prices and sterling depreciation is felt6.

Mortgage market lending growth ended 2016 at 3.1%, its strongest end to a year since 2008, with house prices continuing to rise, albeit at a slower pace than in the previous year7. Following an extended period of contraction, bank lending to companies has also increased.

We have a track record of consistent profitability, a resilient balance sheet and a relentless focus on customers. We believe that we are well-placed to manage any potential uncertainties and deliver our strategy. We demonstrated the flexibility of our proposition in 2016 with two changes to the terms of our 1I2I3 Current Account in response to the low interest rate environment.

(1)	Ofcom, Adults’ media use and attitudes, May 2015

(2)	Office for National Statistics, 2014 forecast

(3)	Payments UK, UK Payments Market Summary, 2016

(4)	Office of National Statistics, Preliminary GDP Estimate 26 January 2017

(5)	HM Treasury Consensus, February 2017 edition

(6)	HM Treasury consensus: Forecasts for the UK economy. Medium-term forecasts. Previous forecast is the February 2016 edition. Current forecast is February 2017 edition.

(7)	Bank of England, Bankstats, 31 January 2017

(8)	Source – Santander UK

Santander UK Group Holdings plc 9

Annual Report 2016

Strategic Report

We create value with a business model that does things differently

“We have undergone a
major commercial
transformation in recent
years and have a dynamic
brand with a reputation for
innovation.”

Who we are

We are a large retail and commercial bank based in the UK and a wholly owned subsidiary of the major global bank Banco Santander. Through our seamless omni-channel experience we increasingly serve our customers through digital channels, in particular mobile, supported by telephone call centres and a network of 841 branches and 67 Corporate Business Centres.

We play an important role in the UK economy. We help people finance their home and save for the future and support business growth. We employ c. 20,000 people and paid corporation tax of £507m in 2016.

What we do

We are a simple bank and create value by serving our customers with financial products and services. Most of our 14 million active UK customers are individuals but we also serve a growing number of small, medium and large companies.

Most of what we do can be described as lending money to borrowers, taking deposits from savers and providing bank accounts. We also offer a full range of investment and insurance products to households and more specialised services and products to companies.

We help our customers prosper
•	We support our personal customers through all the stages of their lives and champion British businesses.

•	We focus on our customers to develop more loyal and sustainable relationships. We want our customers to prosper and do more business with us.

We create sustainable value
•	We generate income by earning a margin on our products and by charging a fee for our services.

•	We efficiently manage the large infrastructure of people, property, technology and other assets that support our business.

We protect value
•	We invest to ensure we can make the right lending decisions and to manage the risks we face.

•	We provide for credit losses which may occur if things don’t go as planned.

Purpose, aim and stakeholders

Our purpose is to help people and businesses prosper

We stand out from the crowd by

•	Strong brand known for innovation and with a trusted reputation, less affected by legacy and litigation issues
•	Improved retail and corporate customer experience with further improvement at the heart of our plans
•	Market-leading 1I2I3 Current Account driving new primary relationships customers and significant growth in deposits
•	Profitable and paying dividends through the financial crisis
•	Wholly-owned subsidiary benefiting from significant synergies and strengths from being part of a well-diversified global bank
•	Strong employee engagement and advocacy

10 Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

How we create sustainable value for our

Customers

We provide products and services that people want with transparent benefits and features. In this way we aim to build more lasting relationships with our customers.

We aim to provide our customers with excellent service as we believe it will make them want to do more business with us.

Shareholders

We remain consistently profitable with a strong balance sheet and a conservative risk profile.

Our track record of profitability continued through the financial crisis and we have paid a dividend every year. Our policy is to declare a dividend of 50% of earnings attributable to ordinary shareholders.

People

We value individuality, empowerment and collaboration and foster a Simple, Personal and Fair culture.

We offer first-class professional development opportunities and a competitive package of pay and benefits to attract and retain the most talented and committed people.

Communities

Our Discovery Project encompasses a diverse programme of community engagement which includes funding for local and national charities as well as employee volunteering.

Our people are active participants in a wide range of these activities and help to decide which initiatives we support.

Customers	Shareholders	People	Communities
2 million Customers using mobile apps each month	**£593m** Dividend declared in 2016	**38%** Participation in staff share save scheme	**£50m** Santander Universities donations since 2007
£348m Growth Capital Finance to SMEs	**£1,317m** Profit after tax in 2016	**>8 days** Training per FTE in 2016	**6,000** Employees volunteered with community groups in 2016

For more on customers see page 20

For more on shareholders see page 21

For more on people see page 22

For more on communities see page 23

...challenging the retail market

•	Focusing on improving customer satisfaction and loyalty

•	Investing in analytics and infrastructure to offer a differentiated and personalised customer experience

•	Supporting customers with products that offer ongoing value through their different life stages

•	Driving more transactional relationships

•	Improving liquidity, reducing funding costs and with more stable deposits base

•	Flexible product pricing to react to different economic and interest rate outlooks

...challenging the corporate market

•	Targeting above peer average client satisfaction

•	A client-centric infrastructure delivered by our regional Corporate Business Centre network

•	Relationship managers based across the UK, local to their clients, supported by local risk managers

•	Extensive product suite to help UK companies and support growing businesses

•	Differentiated and innovative proposition adapted to industry segments

•	International expertise to help UK companies as they expand overseas

Santander UK Group Holdings plc     11

Annual Report 2016

Strategic Report

We are committed to our customer-centric strategy

“The key to achieving our
strategic goals will be
to embed our Simple,
Personal and Fair culture
while being deeply
involved in the communities
where we operate.”

Our proven strategy affirmed

Our 2016-2018 strategy builds on our success and continues to focus on deepening customer relationships across the bank, while delivering the best service. We set out this plan with our refreshed strategic priorities in 2015 and reaffirmed our commitment to them at the Banco Santander Strategy Update in September 2016. This focus on our customers is not new and is an extension of our previous strategic plan which also put our customers at the heart of what we do.

While our commitments remain unchanged, we have made some adjustments to three of our targets in the light of changes to the UK economic outlook. The market expects continued low interest rates for even longer, slower economic growth and with higher unemployment and inflation than when we set our targets in September 2015.

These expectations led us to revise our key performance indicators (KPI) targets for Return on Tangible Equity (RoTE)1 to 8%-10% from 12%-14%, cost-to-income ratio (CIR) to 50%-52% from <50% and non-performing loan (NPL) ratio to <2.0% from <1.5%.

We believe the transformation we have made in putting the customer at the heart of our business, coupled with a continued focus on costs and risk management, gives us solid foundations to succeed and confidence in the future.

Our strategic priorities

Customers
• Grow customer loyalty and market share
• Deliver operational and digital excellence

Shareholders
• Achieve consistent, growing profitability and a strong balance sheet

People
• Live The Santander Way through our behaviours

Communities
• Support communities through skills, knowledge and innovation

Grow customer loyalty and market share

A loyal customer base, where a primary bank account acts as the anchor of the relationship, provides better customer insight, improved risk profile, reduced customer attrition and more opportunities to interact with customers. As loyalty has grown, we have seen an increase in the number of times our customers interact with us.

In recent years we have delivered rapid growth in our loyal customer base, supported by the success of our 1I2I3 World proposition and our growing corporate franchise. While we have seen growth slowing during 2016, following lower demand for savings products, we see the potential to increase loyal retail customers to meet our 2018 targets.

Deliver operational and digital excellence

To earn our customers’ loyalty we offer more than just the products they need and so our focus is also to provide the service our customers want. We have invested significantly to improve customer experience with further improvement at the heart of our plans.

To give our customers greater choice in how they interact with us, we use digital and mobile technology, building on our track record of innovation. We want to extend the approach from our product range to our end-to-end processes.

We plan to achieve our target for increased fee income by business growth and deeper customer relationships.

12     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

For KPI definitions, see page 28

Achieve consistent, growing profitability and a strong balance sheet

We remained consistently profitable over recent years, despite the significant changes in our operating environment. More uncertainty emerged in 2016 and we expect this to continue across our strategic planning horizon to 2018. However, we are confident that our sustainable business with low earnings volatility and a low risk profile leaves us well placed to face the challenges ahead and to deliver on our 2018 targets.

We are targeting a RoTE1 ratio of 8% - 10% while maintaining our dividend policy, with a payout ratio of 50%. At the same time we have a target CET1 capital ratio of c12%

Technological innovation and simplification will enable us to work more efficiently, and allow us to make cost savings across the business. This supports our targeted cost-to-income ratio of 50%-52%. Achieving this will be important in helping us become a more dynamic and agile organisation, with a non-performing loan ratio of less than 2.00%.

Cost management remains a key focus and we are targeting a £100m reduction in the cost base by 2018 while we continue to invest and grow while capturing further operational efficiencies.

Live The Santander Way through our behaviours

We continue to embed our Simple, Personal and Fair culture through our ongoing approach to reinforce the set of behaviours which our people helped to develop.

We are confident that our highly-engaged staff will be the key to further improved service for our customers. Our 2018 target is to be one of the Top 3 UK banks for colleague engagement.

Support communities through skills, knowledge and innovation

We focus our community support programme on education, enterprise and employment initiatives.

The Discovery Project is an ambitious programme of help and support for our communities which we launched in late 2015. Through this programme we have a 2020 goal to help one million people develop the skills, knowledge and confidence to make the most of their future.

Santander Universities, together with Breakthrough, are giving thousands of students their first opportunity in the job market, with paid internships in SMEs as well as work placements for undergraduates.

(1)	Non-IFRS measure, see page 306. Management does not assess ‘Return on ordinary shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.
(2)	Customer satisfaction measured by the GfK Financial Research Survey, December 2016.

Santander UK Group Holdings plc 13

Annual Report 2016

Strategic Report

Risk management is at the heart of our culture

“Sound risk management
benefits our business by
ensuring balanced growth and
stability of future earnings
prospects.”

Delivering our strategic priorities relies on the successful identification, assessment, management and reporting of risk.

Grow customer loyalty and market share

During 2016 we supported our retail customers by helping 25,300 first-time buyers get onto the property ladder. We also increased lending to UK companies by 3% in the last year, despite volatile and uncertain market conditions.

By maintaining prudent lending criteria and understanding the nature of the credit risks we face in our lending decisions, we maintain a cautious risk profile. This is reflected in our credit risk metrics, with all loan books performing well.

Deliver operational and digital excellence

Simplicity is at the heart of our culture. We aim to deliver the best service to our customers, with the best return for our shareholders. We have a comprehensive programme of initiatives including digitalisation, organisational simplification and streamlining to further improve customer experience and operational efficiency.

Risk management case studies
Case studies on topics of particular interest can be found in the Risk review section.
Pensions – page 118
Conduct – page 122
Cyber security – page 127
Financial crime – page 129

Throughout the year we simplified the lending process for our corporate customers, which significantly reduced the length of time taken to reach a decision and make funds available to our customers.

For more on how we are using technology to improve customer experience and operational efficiency see the examples outlined throughout the Strategic Report.

Achieve consistent, growing profitability and a strong balance sheet

In 2016, our balance sheet strength and resilience of earnings to potential external shocks were affirmed by the PRA stress tests. These were designed to test our financial strength in the face of a global economic downturn, a severe UK property market stress, as well as an additional overlay from conduct and market-related stresses.

We passed with a stressed CET1 capital ratio of 9.9%, which exceeded the 7.3% threshold requirement. In fact, our capital reduction was the lowest across all UK banks that took part in the exercise. Together with the results of the 2014 and 2015 PRA stress tests, this reinforces our belief that we are well-placed to face potential shocks in the UK economy and their impact on key customer segments.

Live The Santander Way though our behaviours

We believe that everyone across the business should take personal responsibility for managing risk. This responsibility complements and supports our objective to become Simple, Personal and Fair. The Santander behaviours encourage an environment in which our people feel empowered to manage risk, and in particular, feel able to ‘Speak Up’ when they need to. In the latest employee survey, 97% of the UK business felt personally accountable for managing risk and 97% understood the types of risk they are facing in their day-to-day work.

We further reinforced our Risk Framework across the business in 2016. In particular, we continued to embed I AM RISK to raise awareness of personal accountability for risk management. For more on I AM RISK, see page 35.

Support communities through skills, knowledge and innovation

Our strong balance sheet and stable earnings allow us to support our customers, businesses, shareholders and communities to prosper throughout the economic cycle. We also make donations to finance and debt charities such as the Money Advice Trust, recognising the importance of financial education in the wider community.

14     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

For more on top and emerging risks, see page 30

Top risks

We regularly review the top risks that could impact our customers and shareholders. Risks actively monitored over 2016 include the following.

UK referendum on membership of the EU

The UK referendum on membership of the EU was followed by some immediate market volatility and then by monetary policy actions by the Bank of England. Since then, the political debate on the ultimate nature of the UK’s relationship with the EU and other trading partners has been ongoing. The outcome and implications for the UK economy and banking sector remains uncertain.

Much of the debate has centred on the position of the City of London and the potential impact of the loss of cross border access for financial services providers (often referred to as ‘passporting’). Given our UK focus, we expect to be less affected by this issue than other institutions. However, the impact on the wider economy and our customers in the medium term is unclear.

Mitigating the impact of a low rate environment

In August 2016, the Bank of England reduced the Base Rate to 0.25%, the first change in over seven years, as part of a series of monetary stimulus actions to support consumers and businesses in the UK. Low interest rates set challenges for our net interest margin performance, the risk associated with our pension fund and our capital ratios.

To mitigate the impact of the low interest rate environment, we made two noteworthy changes to the terms of our 1I2I3 Current Account in 2016. Changes to the monthly account fee and the interest rates applied to credit balances took effect in January 2016 and November 2016 respectively.

Building and maintaining capital strength

The CET1 capital ratio was 11.6% at 31 December 2016, comfortably above the regulatory minimum. Risk-weighted assets increased in line with lending growth, but were also impacted by market volatility, which affected capital requirements for market risk and credit risk. During the course of the year, the capital position was also affected by volatility in the pension fund, as outlined below.

We continue to prepare for IFRS 9, the accounting standard coming into effect from 2018, which will change the way we raise loan loss provisions, as well as having an initial impact on capital reserves. We are also monitoring regulatory developments which may affect our capital requirements in the longer term.

Pension fund

The latest triennial funding valuation of our pension fund was as at 31 March 2016. Negotiations regarding that valuation are still ongoing with the Trustee, the outcome of which may impact our definition of long-term goals, the risk profile and our future contributions.

On an accounting basis, our funded defined benefit pension schemes were in a surplus of £175m at 31 December 2016 (2015: £483m). The movement across the year was due to an increase in liabilities caused mainly by a fall in high-quality corporate bond rates, partly offset by strong asset performance, and by changes in our discount rate and inflation rate methodology assumptions.

Movements in longer-term interest rates can have a significant impact on pension fund valuation measures, and during the course of 2016 we experienced an increase in volatility from this effect. We mitigated this risk during 2016 by increasing the level of hedging.

Financial crime

To prepare us for the intensifying regulatory environment in the UK, we continued to upgrade our financial crime control framework through bank-wide transformation. The next phase focuses on maturing the capability within our key front line businesses, improving systems and controls effectiveness.

Banking Reform

The decision by our Board (see page 3) to adopt a ‘wide’ ring-fence structure has helped to mitigate a number of the risks associated with complying with the ring-fencing requirements in the UK. These include minimising disruption to our customers, creating a clearer and more focused implementation path, and in-built flexibility to the target business model.

Managing a complex change agenda

Keeping up with the unprecedented pace of change in the demanding regulatory environment and technology advances gives rise to potential operational risks. We have established robust processes and controls that allow us to track any potential issues and mitigate any execution risk.

Cyber attacks

2016 saw an increase in the number of attempted attacks on our IT architecture, and on the banking system in general. We continue to improve our defences against malicious activity that targets our digital infrastructure, to protect both our customers and our shareholders.

Technology helps us to better understand our customers’ needs

We have made great progress on a multi-year programme designed to develop deep and meaningful relationships with our customers through joined up, relevant and timely conversations. Cutting edge technology is essential to serve our customers across different channels and to seamlessly switch between them.

During 2016, we have been working to develop a new one-to-one customer engagement approach for our personal and business banking customers. This will allow us to build trust with our customers by demonstrating that we know and understand them and their individual needs, supporting better risk management.

In late 2016, we started to roll out a new customer relationship management tool. This tool helps us to deliver a truly omni-channel customer experience as our people can continue conversations with customers which may have started in another channel.

We are now able to leverage increased understanding of the customer by bringing together internal, external and market data to personalise our conversations. Our CRM tool also allows us to further simplify key processes such as scheduling branch appointments, updating customer contact information and delivering key notifications to customers.

Santander UK Group Holdings plc     15

Annual Report 2016

Strategic Report

Risk management is at the heart of our culture

continued

Emerging risks in 2016

Customer expectations are shifting as evolving population demographics and adoption of rapidly evolving technologies drives changes in how people interact with each other and their banking services provider. Those customers who were born in the internet age – millennials, will likely drive demand for, and strong take-up of, new and improved digital channels of engagement. At the same time, an ageing population could lead to increasing numbers of customers who prefer a more traditional banking model.

Rapid technological change

Technological change offers choice and convenience to our customers as it allows them to interact with us as and when they choose. It supports our omni-channel approach and helps us to improve our operational efficiency as we utilise new technology to simplify and digitise back office processes. However it does mean that we need to:

•	maintain the pace of change in order to be competitive

•	ensure our technology investment remains relevant and up to date

•	remain alive to potential competitive disruption caused by technological innovation.

The trust of our customers is vital to our business, and they need to feel confident that our data and systems are safe and secure. We therefore place a high priority on technology risk management, especially cyber security, in order to protect our customers and our reputation.

Strong market competition

The UK banking market remains highly competitive. In recent years, the larger established incumbent banks in the UK withdrew from many international markets and scaled back their investment banking operations, refocusing on UK retail and commercial banking. At the same time, challenger banks have been competing for growth within individual product lines and sectors – new entrants have leveraged technology to target niche areas of the market.

Together with the low interest environment, these pressures have contributed to historically low customer rates for mortgage lending, and highly competitive products for personal current accounts. We have worked hard to ensure our mortgage propositions are based on the strength of our customer experience, and make conscious choices to offer rates which properly reflect the associated risk. In the personal current account market we adjusted our interest rates and fees during the year, but continued to provide market-leading rates which offer sustainable value to our customers.

Demanding regulatory change agenda

Implementation and compliance with the developing regulatory regime remains a major undertaking across the sector. In particular, increasing capital requirements and forthcoming changes in the associated regulatory rules, require careful planning to ensure that we make optimum use of capital to grow our business.

Conduct remediation related to PPI is a long-running issue for UK banks and in 2016 the FCA announced a proposal to implement a deadline for complaints and to adjust complaint decisions and redress following the decision of the Supreme Court. We made further provision charges during 2016 to take our outstanding provision to £457m, our best estimate of these future costs.

16     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

Large UK banks are required to ring-fence their retail banking operations by 1 January 2019. As outlined on page 3, the Board has approved a ‘wide’ ring-fence structure for Santander UK to meet the provisions of the Banking Reform Act.

Uncertain macro environment

With positive growth and a stable labour market, the UK economy ended 2016 in a position of relative strength. However, rising inflation and the continued low interest rate environment could impact our business in the future.

(1)	HM Treasury consensus: Forecasts for the UK economy. Medium-term forecasts. Previous forecast is the February 2016 edition. Current forecast is February 2017 edition.
(2)	Non-IFRS measure. See page 306.

Low interest rates and unemployment contributed to historically low rates of arrears and, together with our prudent approach to lending, resulted in good credit quality being maintained across our lending portfolios. However, we anticipate some normalisation from these cyclically low levels over the medium term and as a result revised our 2018 target for non-performing loan ratio. Low interest rates could further restrict income growth. We anticipate that returns in the future will be impacted by these lower rates and as a result reduced our 2018 targets for RoTE(2) and cost-to-income ratio from those we set in September 2015.

2017 risk management objectives

•	Further embedding our ‘I AM Risk’ risk culture, which is aligned to Simple, Personal and Fair

•	Further investing in our retail and corporate credit systems infrastructure, giving access to larger volumes of data and helping to improve the speed of our decisions

•	Completing risk modelling to support the transition to the new IFRS 9 accounting standard

•	Continuing our strategic change programmes for conduct risk, operational risk and financial crime risk

I AM RISK – our Risk Culture

At Santander UK every one of us takes personal responsibility for managing risk by doing our part to:

•  Identify risks and opportunities

•  Assess their probability and impact

•  Manage the risks and suggest alternatives

•  Report, challenge, review, learn and ‘speak up’.

We use I AM Risk in our risk attestations, policies, frameworks and governance, and in all our risk-related communications. We also include it in mandatory training and induction courses for our staff, in our codes of conduct and in rewards and incentives. We embed the behaviours we want to encourage in key processes and documents.

I AM Risk helps ensure that every business area is accountable for the management of the risks arising from their activities.

Risks need to be considered as part of the governance around any and every business decision. The success of I AM Risk has been reflected in our staff surveys, where 97% of the respondents acknowledged their personal responsibility for risk management.

Santander UK Group Holdings plc     17

Annual Report 2016

Strategic Report

Chief Financial Officer’s review

“We continue to focus on
customer loyalty, operational
and digital excellence,
as well as growing
profitability and maintaining
our balance sheet strength.”

(1)	Non-IFRS measure. See page 306.

Solid business performance in 2016

We delivered strong performance in 2016, with further development of our business and profit before tax of £1,914m, up 43% compared to 2015. Profit after tax was up 37%, impacted by the introduction of the 8% bank corporation tax surcharge.

Total operating income was up 5% with improved retail liability margin in the fourth quarter of 2016 and lending growth. These were partially offset by continued Standard Variable Rate (SVR) mortgage attrition and asset margin pressure. Income also benefited from a gain of £119m on the sale of our shareholding in Visa Europe Limited.

Operating expenses before impairment losses, provisions and charges were up 1% with operational efficiency partially absorbing investment in business growth, regulatory costs, and the ongoing enhancements to our digital channels. Provisions for other liabilities and charges decreased 48% largely due to lower PPI provision charges in 2016.

Return on ordinary shareholders’ equity improved to 9.1% from 6.8% in 2015, while RoTE improved to 10.9%(1) from 8.2%(1).

Steady growth in customer balances

Customer loans grew £1.6bn to £200.2bn, with net increases of £1.5bn in residential mortgage balances and £0.9bn in lending to corporates, partially offset by a managed decrease of £0.9bn in the corporate centre. Customer deposits increased £10.1bn to £172.4bn, as we focused on retaining and originating accounts held by more loyal customers. The growth was largely a result of higher retail current account balances, which were up £11.6bn. Corporate customer deposits also grew, exceeding the growth in corporate loans.

Maintaining balance sheet strength

The Common Equity Tier 1 (CET1) capital ratio of 11.6% reflects steady capital generation and risk weighted asset (RWA) management, offset by long-term rates volatility impact on the defined benefit pension scheme accounting position. RWAs increased by 2% to £87.6bn, with asset growth and the impact of market volatility (which increased credit and counterparty risk) partially offset by RWA management, including securitisation transactions. The UK leverage ratio of 4.1% was calculated applying the amended definition announced by the FPC in July 2016, it would have been 3.8% using the previous definition.

Wholesale funding with a residual maturity of less than one year was broadly stable at £21.4bn. The liquidity coverage ratio (LCR) eligible liquidity pool increased, reflecting prudent liquidity planning and increased collateral received for derivatives. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 237% coverage ratio.

Innovating for our SME customers

Santander InnoVentures (SanIV) is a London based venture capital fund launched by Banco Santander in 2014 as part of the group’s innovation agenda. SanIV invests in credible FinTech companies so we can leverage technology from the latest innovators across the globe to bring benefit to Santander customers, while also creating value for the companies we invest in.

SanIV has built a strong and diversified portfolio of eleven companies, all with proven expertise in our core activities and with six joining the fund in 2016. The companies in the portfolio are at different stages of their development but we are seeing clear customer benefits from our investments, and one in particular stands out for Santander UK; Kabbage a leading online lender.

By utilising the Kabbage platform we have created the Working Capital Loans solution. This fully digital service can approve same-day working capital loans to our UK SME customers. Data-driven risk management means that our customers benefit from a simple lending experience with reduced credit risk and improved operational efficiency for the bank

18     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

Robust funding plan executed in 2016

We ended 2015 conscious that potential market uncertainty ahead of the UK referendum on EU membership in June 2016 could impact our 2016 funding plan. As a result, we took the decision to begin our funding activity early in January. Despite wider uncertainty related to the EU referendum result, the debt capital markets continued to function well. In both the immediate run-up to, and soon after, the EU referendum the market was open for new issuance.

In 2016, we issued £8.4bn (sterling equivalent) of total medium-term funding across the holding and operating companies, £5.6bn of which was senior unsecured funding. We have also drawndown £4.5bn from the Term Funding Scheme as part of our commitment to continue lending to UK individuals and business. The introduction of this scheme by the Bank of England provides a useful source of low-cost funding to the market.

Minimum requirements for eligible liabilities (MREL)

In December 2016 the Bank of England laid out its plans for setting loss absorbing capacity requirements for large UK banks, including Santander UK. These requirements are applicable from 1 January 2020, and we currently estimate a transitional MREL recapitalisation requirement of £7bn, in terms of January 2017 Pillar 2A requirements.

We plan to meet our requirement largely through the issuance of senior unsecured debt from our holding company. This debt will then be downstreamed to the operating company in a compliant form. We have made good progress, with £5.3bn of senior unsecured debt issued from our holding company to date.

PRA stress test results show our balance sheet quality

The latest PRA stress test results were released on 30 November 2016. We significantly exceeded the PRA’s stress test CET1 threshold requirement of 7.3%, with a stressed CET1 ratio of 9.9%. Additionally, we exceeded the leverage threshold requirement of 3.0%, with a stressed leverage ratio of 3.6% after allowed management actions. We were the most resilient of the UK banks with a maximum drawdown of 170 basis points on our CET1 ratio. The outcome of the stress test underlines the quality and strength of our UK-based balance sheet as well as our strong risk management practices.

The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% and the Pillar 2A CET1 minimum of 2.8%. The latter minimum came into effect on 1 January 2017 and represents an increase of 0.6 percentage points over the previous Pillar 2A CET1 minimum of 2.2%, which was applicable until 31 December 2016.

Summarised consolidated capital, leverage, liquidity and funding

At 31 December	2016 £bn	2015 £bn
Capital and leverage
CET1 capital	10.2	10.0
Total qualifying regulatory capital	15.2	14.9
Risk-weighted assets	87.6	85.8

CET1 capital ratio	11.6%	11.6%
Total capital ratio	17.3%	17.4%
UK leverage ratio [2]	4.1%	4.0%

Liquidity
LCR	139%	120%
LCR eligible liquidity pool	50.7	38.7

Funding
Total wholesale funding	65.2	64.7
– of which with a residual maturity of less than one year	21.4	21.1
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	237%	183%

(2) Previously known as the PRA end-point Tier 1 leverage ratio

(3) Non-IFRS measure. See page 306.

2017 outlook remains uncertain

We expect the UK economic slowdown seen in 2016 to continue as economic uncertainties prevail.

We expect net interest margin and Banking NIM(3) to remain broadly stable, predicated on the Base Rate not reducing further, with continued competitive pressures on asset margins as well as SVR attrition. Cost management remains a key focus and we are targeting a £100m reduction in the cost base by 2018 while we continue to invest and grow, and capturing future operational efficiencies.

We expect our net mortgage lending to be broadly in line with the market, and the decline in SVR balances to be slightly lower than the net £7.0bn reduction in 2016. We expect our corporate lending to be slower than in recent years, consistent with forecasted slowdown in the UK economic growth and as we actively manage exposures to certain segments in line with our proactive risk management practices.

By building upon our strong foundations, we are well positioned to succeed despite the uncertain macro environment.

Antonio Roman

Chief Financial Officer

22 February 2017

Santander UK Group Holdings plc 19

Annual Report 2016

Strategic Report

We want to earn the lasting loyalty of all our stakeholders

“We are guided by our values
of Simple, Personal and Fair
not only in the way we treat
customers and employees but
also how we run our business
in ethical and environmentally
conscious ways.”

Customers

Helping our customers prosper

Our focus is not only to develop products to suit our customers’ needs, but also to provide the service they want and our high customer service rating reflects this. Our FCA reportable complaints dropped from 353,766 in 2013 to 250,463 in 2016.

Increasingly, customers are changing the way they choose to bank with us and we have seen strong growth in digital and mobile interaction. Our investment in technology has given our customers the choice of how, when and where they can access and manage their money - see the panel opposite for an example of our new digital mortgage application process.

Our Spendlytics app helps our customers track and analyse their spending and Paym allows them to securely send and receive money using only a mobile phone number. We have also introduced the Investment Hub, a new online non-advised investment tool to give our customers access to more than 1,500 investment funds.

Santander app downloads
1.8 million
Equivalent to 5,000 downloads per day during 2016

Optimising our branch network

Our branches remain an important part of our omni-channel approach and over the past four years we have continued to invest in our network. We have refurbished more than 400 branches, introducing new layouts, services and technology to serve our customers better.

The growth in digital channels however does mean that some of our branches are being used less often. Ongoing reviews of our branch network aim to reduce the duplication that exists where we have multiple branches in close proximity and to ensure our resources are targeted efficiently. In 2016 we merged branches in 12 locations and closed five of our branches which were underutilised.

Our network of 841 branches means that we are represented in around 80% of the 1,000 main financial centres in the UK. In addition, our personal current account customers can use Post Office branches for day-to-day banking transactions.

Supporting our vulnerable customers

We are committed to supporting our vulnerable customers, and all front-line and customer-facing colleagues have been provided with vulnerable customer training to help recognise and understand issues which might impact customers.

A dedicated team provides intensive support to customers facing financial difficulty by helping them regain control of their finances with tailored solutions such as refinancing options, long-term arrangements and payment deferral. The consideration of vulnerable customers is now an integral part of our product approval process.

20 Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

For more on Santander Breakthrough, see

https://www.santandercb.co.uk/breakthrough

Championing British businesses

Santander’s Breakthrough programme helps ambitious businesses grow and prosper through a range of initiatives focused on; talent, international, connections, knowledge and finance. During 2016, over 4,500 businesses have benefited from a range of activities.

Our Breakthrough RedBox and Breakthrough in Branch Initiatives are regional events which provide hands on master classes, seminars and workshops to local businesses. We also launched a Women in Business programme to match entrepreneurs with successful female business leaders for mentoring and support.

To leverage our links with our parent, Breakthrough Knowledge supported over 215 business delegates through 16 bespoke masterclasses and 53 businesses benefited from six overseas and virtual trade missions to China, Mexico, Poland, the UAE and the US.

Some of our customers have the potential for significant growth and require capital as well as non-financial support. Since its launch in 2012, our Growth Capital Finance team has provided £114m of growth capital and £234m of senior debt in 126 deals to 94 small and medium enterprises, without diluting company equity.

  Shareholders

Being an important part of a global bank

We are a subsidiary of Banco Santander SA, part of the Banco Santander group. Our parent is a leading retail and commercial bank, founded in 1857, headquartered in Spain and among the world’s top banks by market capitalisation. Banco Santander has a meaningful market share in ten countries in Europe and the Americas.

At the end of 2016, Banco Santander had 125 million customers, 12,200 branches and 188,000 employees. In 2016, Banco Santander reported EUR 6.2bn attributable profit, an increase of 4% compared to the previous year. Santander UK is an important part of the global business and contributed 20% of group profit after tax1.

(1) excluding the Corporate Centre and Spanish Real Estate

Benefiting from being an independent subsidiary

Banco Santander operates a subsidiary model to minimise the risk of problems in one part of the organisation spreading to another. This means that autonomous subsidiaries, like us, are responsible for their own liquidity, funding and capital management.

The subsidiary model gives us considerable financial flexibility while also allowing us to take advantage of the significant synergies and strengths that come from being part of a major, well-diversified banking group. In particular, we benefit from Banco Santander’s strong brand, products and platforms as well as their systems development capacity. We also utilise common technology, operations and support services, provided by independent operating entities in place across the Banco Santander group. Taken together, these constitute a major competitive advantage for us.

Managing our environmental impact efficiently

Our Environmental Management System provides a framework for defining responsibilities and processes in relation to waste, energy, water, travel and supply chain management at our 15 main offices and data centres in the UK. In 2016, Santander UK successfully achieved the ISO 14001 accreditation across all of these properties.

Smart meter technology allows us to track the energy performance of our properties, helping us to reduce energy wastage. These improvements contributed to an annual reduction of 10.6% in electricity and 9.7% in gas usage. Our electricity is sourced from green supplies and has zero carbon emissions.

Business travel represents 53% of our total CO2 emissions which fell from 9,552 tonnes in 2015 to 6,650 tonnes in 2016, representing a 30% reduction per employee. We encourage staff to use travel-free meeting methods wherever possible.

Approximately 99% of the waste generated through our operations is either recycled or diverted from landfill. In the past two years, we have cut our paper usage by 48%. Our online banking customers receive paperless statements (with an opt-out option), and our print suppliers have ISO 14001 certification and maintain full Forest Stewardship Council chain of custody.

We are also one of the largest UK renewable energy market financiers. In 2016, we financed around £53m in assets that generate bilateral renewable energy and other energy efficiencies. Our Renewable Energy team focuses on offering non-recourse project finance loans to mid-market wind, solar and hydro developments.

Managing our supply chain responsibly

We buy goods and services from around 1,600 external suppliers and intra-group companies accounting for £1.7bn of costs in 2016, governed by the Cost Management and Procurement Policy, The Third Party Risk Management Policy and the Manual of Conduct in Supplier Relationships.

We meet the Living Wage requirement for employees of suppliers who work at Santander UK sites, and our supplier contracts include specific requirements to respect human rights and ethical labour practice based on the principles of the UN Global Compact.

We are a signatory to the Business in the Community Access Pledge, a public commitment to a fair and open procurement process for SMEs. In 2016, 61% of our new supplier contracts, worth over £9m, were with businesses with less than £10m turnover or 250 employees. (2015: 58%)

Above Banco Santander corporate headquarters, Madrid.

Santander UK Group Holdings plc 21

Annual Report 2016

Strategic Report

We want to earn the lasting loyalty of all our stakeholders

continued

People

Helping our people prosper

We provide a full range of skills, development, training modules and career support for our people to develop their potential. In 2016, our people undertook over 169,000 training days and we invested over £11.5m in employee learning and development.

Our approach is to reward fairly and to motivate our people with a competitive package of pay and benefits, based on compliance with the Prudential Regulation Authority (PRA) Remuneration Code. Salary levels are benchmarked against the median level for the industry. We are a Living Wage and London Living Wage employer.

We offer a range of personalised benefits, as well as a fair, competitive and sustainable pension arrangement. In 2016, 91% of our people were in a pension scheme and 38% have chosen to participate in one or both our two HMRC-approved share schemes.

Investment in employee training and development in 2016
£11.5m
Equivalent to 8.8 days training per FTE, up from 4.6 days in 2014

Prioritising diversity

Our inclusive culture is fundamental to our success, and our people reflect the diversity our communities, customers and shareholders. In June 2016 we signed the HM Treasury Women in Finance Charter where we set a 50% (+/-10%) gender target for our senior female population over the next five years. Currently, women account for 31% of our Board (nine male and four female members), and 27% of our senior managers are female.

Building a Simple, Personal and Fair culture

We are committed to maintaining high ethical standards adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. Santander UK’s Code of Ethical Conduct requires our people to act with the highest standards of business conduct to protect our reputation and contribute to a culture that is free from corruption, risk of compromise or conflicts of interest.

Our values of Simple, Personal and Fair are at the heart of The Santander Way, our culture change programme that underpins our goal to be the best bank in the UK. Nine behaviours provide a framework for us to deliver the best outcome for our people, customers, shareholders and communities.

Actively listening

Our people have direct contact with senior management and are actively encouraged to feedback on policies, strategies and procedures. There are a range of ways available for our people to stay informed and hear first-hand from senior executives including through monthly conference calls and regional roadshows.

Our online platform, Better Together, is open all year round and gives Santander colleagues the opportunity to submit proposals and ideas on how we can become more simple, personal and fair. In May 2016, colleagues were asked how Santander could bust bureaucracy and simplify the bank. Over 1,000 colleagues took part the exercise, submitting over 200 ideas, and as a result more than 80 initiatives are underway or have already been delivered.

Protecting the wellbeing of our people

A safe and healthy workplace is fundamental to helping our people prosper. Health and safety consultants provide on-site assessments, practical advice, training and support to all our people.

Our managers are given the tools to foster psychological well-being for their teams with a series of guidelines and courses such as Keeping Pressure Positive and Managing Pressure and Building Personal Resilience. The Employee Assistance Programme gives free and confidential telephone advice, face-to-face counselling and critical incident support, following events like branch raids.

In partnership with the Bank Workers Charity, our people also have access to Santander Personal Support Services that provide practical, emotional and, in some cases, financial support for a broad range of lifestyle issues.

Above Santander Cycles docking station.

22 Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

Above: Santander UK staff deliver a Discovery Project MoneyWise session at Ysgol Ffordd Dyffryn School, Conwy.

Communities

Helping our communities prosper

The Discovery Project, our flagship community investment initiative, aims to help one million people over the next five years by supporting skills, knowledge and innovation projects through three areas to inspire people to have the confidence to make the most of the future. Through this initiative we contributed £22m to community groups across the country in 2016.

As well as providing funds, we encourage our people to share their skills and time and the most popular volunteering initiative is our Discovery Days scheme. Employees spend a day helping local charities and community groups with practical support including gardening, decorating and organising activities. In 2016, over 6,000 staff helped to make a difference to 556 Discovery Days projects.

Community investment in 2016
£22m
Local community organisations, charities and Santander Universities

Raising funds for local and national charities

In 2016, the Santander Foundation provided £5.4m in grants to 3,263 UK registered charities for projects that help disadvantaged people. Discovery Grants are awarded to support activities that improve skills and knowledge or support social innovation. The Santander Foundation also contributed £2m to support our employees’ fundraising for charities of their choice through the Staff Matched Donation Scheme.

Our people chose Barnardo’s and Age UK to be our partner charities in a three-year agreement which began in 2016. In the first year of the agreement, we raised more than £1m for these two charities in a range of fundraising activities with our people, customers and suppliers.

Supporting higher education through Santander Universities

Santander Universities is a global programme created in 1996 to support higher education. The Banco Santander group partners with close to 1,200 institutions around the world to fund scholarships, research, mobility awards and study grants for students and staff.

In 2016, 81 universities in the UK received £11.3m to aid 8,024 students and staff with funding for studies, internships, entrepreneurship support and special projects.

Improving mobility and road safety with Santander Cycles

The Santander Cycles scheme in London was launched in June 2015. During 2016 more than 10.3m bike hires were made, a 4.4% increase on the previous year. The success of the scheme was reinforced by new records being set for the number of bike hires over a weekend and over a month.

We also improved safety for our community of cyclists and road users by rolling out the Blaze Laserlight on all of our 12,000 Santander Cycles. This innovative forward projection technology makes it easier for cyclists to be recognised by other road users.

Following the success of Santander Cycles in London, we launched Santander Cycles MK in Milton Keynes in June 2016. The scheme provides local residents with access to 300 cycles and 42 docking stations, allowing them to utilise the 170 mile city-wide cycle network. Since launch, over 10,000 members have joined the scheme with over 32,000 bike hires to date and 19,000 bike hires in the first eight weeks alone.

We also sent our Santander Cycles spinning bikes on a UK-wide tour of our offices and organised a charity cycle ride for 150 of our people which helped to raise £167,000 for our charity partners.

Above Santander UK volunteers in KwaZulu-Natal, South Africa.

Santander UK Group Holdings plc     23

Annual Report 2016

Strategic Report

Corporate Governance review

“The Board has made
rapid progress in its
effectiveness, providing
robust oversight and
supporting management in
achieving Santander UK’s
strategic aims.”

Ambition

As a Board, we remain committed to our ambition to be the best governed bank in the UK that supports Santander UK’s purpose to help people and businesses prosper. In 2016 we have focused on continuous improvement as a governing body and have made excellent progress in further developing the effectiveness of our oversight. We will now work to enhance our efficiency as a Board as we continue to meet the expectations of our customers, people, regulators, and investors.

Board effectiveness

In 2016 we maintained our focus on our five strategic priorities as a Board which we agreed last year: long-term strategy; regulatory trust; customer focus; embedding culture; and talent and succession planning. These were not intended to set the strategy or priorities of the business but have been invaluable in setting the Board agenda and guiding the Board’s deliberations and discussions. They have underpinned the progress we have made in focusing on the business’s key strategic issues, reinforcing accountability and supporting senior management.

This year we undertook an external evaluation of Board effectiveness. This has provided a useful assessment of our first year with the current Board composition. I am very pleased with the report which confirmed that we have made rapid progress and that our governance is effective and of a high standard. The next phase in the Board’s development is to improve our efficiency. We have incorporated the lessons learned into our plans for continuous improvement which were developed following last year’s internal review. We will carry out an internal assessment of progress against our plan next year.

Board composition at December 2016(1)

Shriti Vadera Chair Chair of Nomination Committee

Independent Non-Executive Directors
Alain Dromer	Annemarie Durbin	Ed Giera Chair of Risk Committee	Chris Jones Chair of Audit Committee	Genevieve Shore	Scott Wheway Senior Independent Director Chair of Remuneration Committee

Banco Santander nominated Non-Executive Directors					Executive Director
Ana Botín	Bruce Carnegie- Brown	Juan Rodriguez Inciarte	Peter Jackson	Manuel Soto	Nathan Bostock

(1)  In this Annual Report, the terms ‘independence’ and ‘independent’ are, unless otherwise stated, defined in accordance with our UK Group Framework

24     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	Performance	Stakeholder	Governance	Additional
statement	statement	review	overview	review	review	review	information

UK Group Framework

Last year we formalised a UK Group Framework which was agreed by Santander UK and our parent, Banco Santander; the framework was explained in detail in last years’ report, and further information is available on page 166. The framework has proved very effective in providing us with clarity about how we discharge our responsibilities in the UK as an independent Board, while ensuring that Banco Santander is able to exert the oversight and control of its subsidiary that its regulators expect. The successful implementation of the framework in the UK has now been established as best-practice and a model which is being extended to other Banco Santander subsidiaries around the world.

We will further enhance the framework as we develop robust and effective governance to support ring-fencing.

Board composition and skills

Our current Board comprises 13 members. Seven, or 54% including the Chair are Independent, and we have four women (31%). A number of long serving Directors stepped down last year. In addition, following his departure as an executive of Banco Santander SA, Peter Jackson will be stepping down as a Banco Santander Nominated NED of the Santander UK Board at the end of February.

Through a rigorous recruitment process we have improved the Board’s skills and experience to enable it to discharge its responsibilities effectively. Our Board members have diverse but complementary experience spanning financial markets, retail, wealth management, technology, governance, financial reporting, economics and public policy and government. We have retained a focus on ongoing development both through comprehensive induction programmes for new Directors and a schedule of regular workshops on different business issues for the Board as a whole.

This year we have introduced a one year rolling term for Banco Santander Nominated Non-Executive Directors and Independent Non-Executive Directors (INEDs) in line with best practice. This will also help ensure that we have a phased approach to tenure going forward thereby facilitating future transitions between Directors.

Board Committees

All Committees are chaired by INEDs and all have a majority of INEDs. This year we have seen the benefit of all INEDs being members of the Board Audit, Board Risk and Board Remuneration Committees, enabling more holistic and effective oversight.

We have undertaken an annual review of all the Terms of Reference of the Board Committees in line with best practice, but have not required any material changes since last year’s comprehensive refresh.

Board fees

We reviewed all Board and Board Committee fees with no changes made.

Board fees are set out on page 163.

Female Board members	Independent Board members
December 2016	December 2016
31% (4/13)	54% (7/13)

Unchanged from January 2016	Unchanged from January 2016

Santander UK Group Holdings plc     25

Annual Report 2016

Strategic Report

Corporate Governance review

continued

How we spent our time

As in previous years, the nature of Board discussions means that it difficult to categorise fully how we spent our time given that many topics such as people, regulation and risk management are inseparable in nature. Nevertheless we have maintained the discipline of recording the allocation of time through a consistent methodology so that we can monitor changes in the way we allocate time to our strategic priorities even if, in absolute terms, the definitions are inherently somewhat artificial.

During 2016, the Board spent 54% of its meeting time on business and customers priorities. This continued the trend seen in 2015 when we spent 51% of our time on these issues, reflecting the focus on customer experience, digital transformation, the impact of the current economic situation on our business and strategy, and competition in our core markets. We have also increased the time spent on people matters from 6% last year to 10% in 2016. The analysis is in line with what we hoped to achieve given the challenging operating environment and the increased time allocated to planning for implementation of ring-fencing and other regulatory requirements. The Board held its annual strategy day offsite in July 2016 focusing once again on the importance of innovation and digital technology for our future business.

Future Board priorities

In 2017 we will focus on continuous improvement as well as efficiency. We will also spend more time on management succession planning, applying a framework which we have developed for this purpose.

As we steer a course through a period of significant change and uncertainty we will continue to exert effective oversight of our key risks. We will support Santander UK’s management in embedding a culture that ensures everything we do is Simple, Personal and Fair, and directed towards being the best bank for our people, customers, shareholders and communities.

Board strategic priorities
•	Guiding and agreeing the Company’s near and long-term strategy
•	Maintaining the trust and confidence of our regulators at all times
•	Supporting the executive to ensure that decisions, behaviours, structures, incentives, and systems are developed around our customers’ needs
•	Setting the tone and working with management to achieve the right culture and behaviours that underpin our values of Simple, Personal and Fair
•	Maintaining a robust and continuous succession plan and strong talent pipeline

26     Santander UK Group Holdings plc

Chair’s	CEO’s	Strategic	Risk	CFO’s	Sustainability	Governance	Additional
statement	statement	review	overview	review	review	review	information

Summarised consolidated income statement

For the years ended 31 December	2016 £m	2015 £m	(1) Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
Net interest income	3,582	3,575
Non-interest income(1)	1,213	998
Total operating income	4,795	4,573
Operating expenses before impairment losses, provisions and charges	(2,417)	(2,403)
Impairment losses on loans and advances	(67)	(66)
Provisions for other liabilities and charges	(397)	(762)
Total operating impairment losses, provisions and charges	(464)	(828)
Profit before tax	1,914	1,342
Tax on profit	(597)	(380)
Profit after tax for the year	1,317	962

Summary of segmental balance sheet assets and liabilities(2)

At 31 December	2016 £bn	2015 £bn

(2) The basis of presentation has been changed, and 2015 restated to reflect a transfer of customers between our Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. See Note 2 to the Consolidated Financial Statements.

(3) Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (PSA co-operation), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA (accounted for as a subsidiary).

Customer loans
Retail Banking	168.6	167.0
Commercial Banking	19.4	18.7
Global Corporate Banking	5.7	5.5
Corporate Centre	6.5	7.4
Total customer loans	200.2	198.6
Other assets	102.9	82.8
Total assets	303.1	281.4
Customer deposits
Retail Banking	148.1	140.3
Commercial Banking	17.2	15.1
Global Corporate Banking	4.1	3.0
Corporate Centre	3.0	3.9
Total customer deposits	172.4	162.3
Medium-Term Funding	46.1	50.4
Other liabilities	68.5	53.0
Total liabilities	287.0	265.7
Shareholders’ equity	15.7	15.3
Non-controlling interest(3)	0.4	0.4
Total liabilities and equity	303.1	281.4

Santander UK Group Holdings plc 27

Annual Report 2016

Strategic Report

Other information

At 31 December		2016		2015		2014		Notes
Customers
Loyal retail customers	KPI	3.7 million		3.7 million		3.3 million
Loyal SME and corporate customers	KPI	290,000		266,000		239,000
Retail customer satisfaction (FRS)	KPI	62.9%		62.9%		59.7%		For definition, see the glossary (inside back cover)
Digital customers	KPI	4.6 million		3.9 million		3.0 million
Net fee and commission income growth	KPI	8%		(3)%		(3)%
Customer complaints		250,463		223,235		260,440		FCA reportable complaints
Shareholders
RoTE	KPI	10.9%	(1)	8.2%	(1)	10.4%	(1)
Return on ordinary shareholders’ equity		9.1%		6.8%		8.5%
CIR	KPI	50%		53%		54%
CET1 capital ratio	KPI	11.6%		11.6%		11.9%
NPL	KPI	1.50%		1.54%		1.80%
Dividend payout ratio	KPI	51%		50%		46%
Water (m3)		301,565		253,598		296,986
Waste collected (tonnes)		4,506		4,517		4,899
CO2 per employee (tonnes)		0.52		0.66		0.71
People
Colleague engagement	KPI	72%		71%		-		Based on survey conducted by Korn Ferry
Full-time equivalent employees		19,220		19,992		20,676		Santander UK employees at 31 December
Employee turnover		13%		14%		13%
Communities
People supported	KPI	196,300		-		-
Support for communities		£22.0m		£23.4m		£21.9m
Corporation tax paid		£507m		£419m		£149m
Contracts awarded to small businesses (% of total)		61%		58%		40%		Businesses with <£10m turnover or <250 employees

KPI definitions

Loyal retail customers: Primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

Loyal SME and corporate customers: Business banking and corporate customers that hold at least three products. Corporate customers in the trade business must also have a current account with a minimum activity threshold specific to their customer segment.

Retail customer satisfaction: Measured by the Financial Research Survey (FRS), prepared by the independent market research agency, GfK (December 2016).

Digital customers: Customers who have logged onto Retail or Business online banking or mobile app at least once in the month.

Fee income CAGR: Net fee and commission income compound annual growth rate is measured between FY15 and FY18.

Return on tangible equity:(1) The profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

(1)	Non-IFRS measure. See page 306.

Cost-to-income ratio: Total operating expenses as a percentage of total income.

NPL ratio: Non-performing loans as a percentage of loans and advances to customers.

CET1 capital ratio: Common Equity Tier 1 capital as a percentage of risk-weighted assets.

Dividend payout ratio: Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interests).

Colleague engagement: Measured by the Group Engagement Survey (GES), conducted by Korn Ferry for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high-performing firms.

People supported: People supported through our charity partnerships, the Santander Foundation, Santander Universities and by employee volunteer activities through our Discovery Project programme.

The Directors, in preparing this Strategic Report, have complied with s414C of the Companies Act 2006.

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Strategic Report. Under English law the Directors would be liable to the Company, but not to any third party, if this report contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would otherwise not be liable. The Strategic Report has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with these reports shall be subject to the limitations and restrictions provided by such law.

28     Santander UK Group Holdings plc

Risk review

This Risk review consists of audited financial information except where it is marked as unaudited. The audited financial information is an integral part of the Consolidated Financial Statements.

We aim to continually enhance our disclosures and their usefulness to readers in the light of developing market practice and areas of focus. As a result, our disclosures go beyond the minimum required by accounting standards and other regulatory requirements. We continue to support the recommendations and guidance made by the Enhanced Disclosure Task Force (EDTF). The EDTF was formed by the Financial Stability Board with a remit to broaden and deepen the risk disclosures of banks in a number of areas, including credit, market and liquidity risk. We have adopted the EDTF’s recommendations across our Annual Report.

30	Top and emerging risks (unaudited)

33	Risk governance

33	Introduction (unaudited)

33	Risk Framework

40	Risk Appetite (unaudited)

41	Stress testing (unaudited)

42	How risk is distributed across our business (unaudited)

43	Credit risk

44	Santander UK group level

54	Retail Banking

66	Other segments

81	Market risk

83	Trading market risk

87	Banking market risk

90	Liquidity risk

106	Capital risk

115	Pension risk (unaudited)

119	Conduct risk (unaudited)

123	Other key risks and areas of focus

124	Strategic risk (unaudited)

125	Operational risk (unaudited)

128	Financial crime risk (unaudited)

130	Model risk (unaudited)

130	Reputational risk (unaudited)

131	Regulatory risk (unaudited)

132	Country risk exposures

Santander UK Group Holdings plc     29

Annual Report 2016

Risk review

Top and emerging risks (unaudited)

TOP RISKS

All our activities involve identifying, assessing, managing and reporting risks. A top risk is a current risk within our business that could have a material impact on our financial results, reputation and the sustainability of our business model. Our current top risks are set out on page 15 of the Strategic Report. We set out below further details on these in the context of some of our key risk types. We include the risk features and how they link to our 2016-2018 strategic priorities. We also explain the key developments in the year, including the impact of the top risks in these areas.

Risk	Risk features and impact	2016-2018 strategic priorities

Credit

Deterioration in the credit quality of our customers and counterparties could reduce the value of our assets, and increase our write-downs and allowances for impairment losses. The macroeconomic environment and other factors can cause our credit risk to increase. These factors include increased unemployment, falling house prices, increased corporate insolvency levels, reduced corporate profits, increased personal insolvency levels, increased interest rates and/or higher tenant defaults.

  See ‘Credit risk’ on page 43.

Market (Banking market)

Banking market risk could lead to lower income or a loss of value from changes in market risk factors such as interest rates. The current low Base Rate environment remains a key concern for the industry as a whole. If rates remained low, margins would remain under pressure.

  See ‘Market risk’ on page 81.

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

  See ‘Capital risk’ on page 106.

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

  See ‘Pension risk’ on page 115.

Conduct

Conduct risk is a key risk to us in view of the evolving regulatory agenda and the need to effectively manage it to enable us to meet our aim to be the best bank for our customers. Conduct risk can result from any activity we might engage in that could cause consumer protection issues. We see our key exposure to conduct risk through product design, sales practices, post-sale servicing, complaint handling and the risk that our people do not conduct themselves in the manner we expect them to.

  See ‘Conduct risk’ on page 119.

Operational

Operational risk is inherent in all our business and support processes, as well as our suppliers. It happens where unexpected or unplanned events related to people, processes, systems or external events prevent us from achieving our business objectives. Operational risks include cyber security, the impact of change and management of our third party suppliers, all of which may result in operational losses.

  See ‘Operational risk’ on page 125.

Financial crime

Financial crimes such as money laundering, terrorist financing, bribery and corruption and evasion of tax obligations or financial sanctions pose risks to us and the UK as a whole. Failure to meet our obligations to address these risks could impact us financially, reputationally and operationally, as well as negatively affecting the safety and security of our customers and the communities we support. We are committed to the strongest possible response to financial crime risks.

  See ‘Financial crime risk’ on page 128.

30     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

For risk definitions, see ‘How we define risk’ on page 34	Strategic priority key:
Grow customer loyalty and market share

Deliver operational and digital excellence

Achieve consistent, growing profitability and a strong balance sheet

Risk indicator	Developments and impact of top risks in 2016

Our NPL ratio improved to 1.50% (2015: 1.54%), and impairment loss allowances decreased to £989m at 31 December 2016 (2015: £1,157m), with all loan portfolios continuing to perform well.

Lower NPL and coverage ratios, in Retail Banking of 1.39% (2015: 1.51%) and 28% (2015: 33%) respectively, were driven by the quality of our mortgage portfolio, the positive impact on our collateral from the continued rise in house prices, as well as an update to our mortgage provision model. The NPL ratio for Commercial Banking increased to 2.67% (2015: 2.35%) partly due to a loan of £50m that moved to non-performance, but which fully repaid in early 2017.

Our NIM of 1.48% (2015: 1.53%) and our Banking NIM of 1.79%(1) (2015: 1.83%(1)) were down on 2015 with retail liability margin improvement partially offsetting continued SVR attrition and asset margin pressure.

The movement in NIM sensitivities in 2016 was largely due to market volatility and reduced levels of the yield curve following the UK referendum on membership of the EU and the subsequent Base Rate cut. This, combined with savings products re-pricing, including on our 1I2I3 Current Account, and changes in the underlying management assumptions, has increased NIM sensitivities to both up and down 50 basis points parallel shocks.

Our CET1 capital ratio remained at 11.6% in 2016, comfortably above the regulatory minimum. Steady capital generation and RWA management was offset by long-term rates volatility on the defined benefit pension scheme accounting position, as outlined below.

The latest PRA stress test results were released on 30 November 2016. We significantly exceeded the PRA’s stress test CET1 threshold requirement of 7.3%, with a stressed CET1 ratio of 9.9%.

In 2016, the Deficit at Risk increased to £1,688m (2015: £1,420m). This was mainly due to significant falls in long-term interest rates that resulted in a higher estimated liability value and widened the gap between Scheme assets and liabilities. This was partially offset by higher interest rate hedging levels in the Scheme following the risk management action undertaken in 2016.

The net accounting surplus of our funded defined benefit pension schemes reduced to £175m (2015: £483m). This was due to an increase in liabilities caused mainly by a fall in high grade corporate bond rates, partly offset by strong asset performance, and by changes in our discount and inflation rate methodology assumptions. At 31 December 2016 these changes to our methodology assumptions reduced the value placed on the liabilities of the Scheme by £510m (net of tax) and had a 39 basis points positive impact on the CET1 capital ratio.

The PPI provision amounted to £457m at 31 December 2016 (2015: £465m). We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a specific portfolio under a past business review. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published, and it is possible further PPI-related provision adjustments will be required in future years.

Other conduct provisions amounted to £36m (2015: £172m), relating predominantly to wealth and investment products.

In 2016, operational losses for reportable events with an impact greater than £10,000 totalled £227m (2015: £582m) and mainly represented conduct provision charges relating to past sales of PPI products.

In 2016, in common with other large UK financial institutions, we continued to be subject to cyber attack. We continued to improve our systems, processes, controls and staff training to reduce cyber risk and enhance our data security.

Further investment was made in 2016 to complete the implementation phase of the Operational Risk Transformation Programme with a final year of investment required in 2017 to complete.

In 2016, we continued to improve the effectiveness of our approach to tackling financial crime. We made a number of enhancements to our systems and controls, and continued to review our financial crime policy and standards. We enhanced our partnerships with public authorities and strengthened our reporting to senior management. This included enhancing our risk assessment, screening and transaction monitoring, delivered through our Financial Crime Transformation Program.

(1)	Non-IFRS measure. See page 306.

Santander UK Group Holdings plc     31

Annual Report 2016

Risk review

EMERGING RISKS

An emerging risk is a risk with largely uncertain outcomes which may develop or crystallise in the future. Crystallisation of an emerging risk could have a material effect on long-term strategy. We set out below the main emerging risks we tracked in 2016.

Five forces	Description and mitigation	2016-2018 strategic priorities

Changing customer behaviour

Customer expectations are shifting as evolving population demographics and adoption of rapidly evolving technologies drive changes in how people interact with each other and their banking services provider. Those customers who were born in the internet age – millennials, will likely drive demand for, and strong take-up of, new improved digital channels of engagement. At the same time an ageing population could lead to increasing numbers of customers who prefer a more traditional banking model.

Rapid technological change

Technological change offers choice and convenience to our customers as it allows them to interact with us as and when they choose. It supports our omni-channel approach and helps us to improve our operational efficiency as we utilise new technology to simplify and digitise back office processes.

However it does mean that we need to:

– maintain the pace of change in order to be competitive

– ensure our technology investment remains relevant and up to date

– remain alive to potential competitive disruption caused by technological innovation.

The trust of our customers is vital to our business, and they need to feel confident that our data and systems are safe and secure. We therefore place a high priority on technology risk management, especially cyber security, in order to protect our customers and our reputation.

Strong market competition

The UK banking market remains highly competitive. In recent years, the larger established incumbent banks in the UK withdrew from many international markets and scaled back their investment banking operations, refocusing on UK retail and commercial banking. At the same time, challenger banks have been competing for growth within individual product lines and sectors - new entrants have leveraged technology to target niche areas of the market.

Together with the low interest environment, these pressures have contributed to historically low customer rates for mortgage lending, and highly competitive products for personal current accounts. We have worked hard to ensure our mortgage propositions are based on the strength of our customer experience, and make conscious choices to offer rates which properly reflect the associated risk. In the personal current account market we adjusted our interest rates and fees during the year, but continued to offer market-leading rates which offer sustainable value to our customers.

Demanding regulatory change agenda

Implementation and compliance with the developing regulatory regime remains a major undertaking across the sector. In particular, increasing capital requirements and forthcoming changes in the associated regulatory rules, require careful planning to ensure that we make optimum use of capital to grow our business.

Conduct remediation related to PPI is a long-running issue for UK banks and in 2016 the FCA announced a proposal to implement a deadline for complaints and to adjust complaint decisions and redress following the decision of the Supreme Court. We made further provision charges during 2016 to take our outstanding provision to £457m (2015: £465m), our best estimate of these future costs.

Large UK banks are required to ring-fence their retail banking operations by 1 January 2019. Our Board has approved a ‘wide’ ring-fence structure for Santander UK to meet the provisions of the Banking Reform Act.

Uncertain macro environment

With positive growth and a stable labour market, the UK economy ended 2016 from a position of relative strength. However, rising inflation and the continued low interest rate environment could impact our business in the future.

Low interest rates and unemployment contributed to historically low rates of arrears and, together with our prudent approach to lending, resulted in good credit quality being maintained across our lending portfolios. However, we anticipate some normalisation from these cyclically low levels over the medium term and as a result reduced our 2018 target for non-performing loan ratio. Low interest rates could further restrict income growth. We anticipate that returns in the future will be impacted by these lower rates and as a result reduced our 2018 targets for RoTE(1) and cost-to-income ratio from those we set in September 2015.

(1)	Non-IFRS measure. See page 306.

32     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Risk governance

INTRODUCTION (unaudited)

The Company is the immediate parent company of Santander UK plc. The Company and Santander UK plc operate a unified business strategy, albeit the principal business activities of the Santander UK group are currently carried on by the Santander UK plc group. The Company adopted Santander UK plc’s Corporate Governance and Risk Frameworks to ensure consistency of application. However, the Frameworks are applied from the level of Santander UK plc across the Santander UK group. As a result, the description of the Company’s Corporate Governance, including the activities of the Board and risk management arrangements, are integrated with those of Santander UK plc and are reported in this document as operating within the Company.

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

As set out in Note 2 to the Consolidated Financial Statements, in the fourth quarter of 2016, certain customers were transferred between our Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. The balances transferred from Commercial Banking to Retail Banking were £2.2bn in customer loans and £3.2bn in customer deposits at 31 December 2016 (2015: £2.3bn and £3.0bn, respectively). Medium and large business customers with annual turnover between £6.5m and £500m will continue to be served by Commercial Banking and those with annual turnover above £500m by Global Corporate Banking. The segmental analyses for Retail Banking and Commercial Banking in this Risk review have been adjusted to reflect these changes for prior years.

RISK FRAMEWORK

Key elements (unaudited)

Our Risk Framework sets out how we manage and control risk. It is based on the following key elements which we describe in more detail in the next pages:

Section	Content
How we define risk	We describe each of our key risk types.

How we approach risk – our culture and principles	We describe our risk culture and explain how we make it a day-to-day reality across the business.

Our risk governance structure	We describe how we consider risk in all our business decisions as part of our organisational structure, and the responsibilities of our people and our committees.
Our internal control system	We describe our internal control system and how it helps us manage and control risk.

During the year we made no significant changes to our Risk Framework, but we made the following refinements:

–	We referenced the appointment of the Chief Legal and Regulatory Officer (CLRO) who has overall responsibility for the control and oversight of legal, conduct, regulatory and financial crime risk. The CLRO replaced and consolidated the previous roles of General Counsel and Chief Administrative Office (GC&CAO) and Chief Conduct and Compliance Officer (CCCO).
–	We renamed the Executive Risk Committee as the Executive Risk Control Committee, which better reflected the control function it carries out.
–	We included the Credit Approval Committee and the Investment Approval Committee as Executive Committees, reflecting the greater importance we placed on their functions.

Santander UK Group Holdings plc     33

Annual Report 2016

Risk review

How we define risk (unaudited)

Risk is any uncertainty about us being able to achieve our business objectives. It can be split into a set of key risk types, each of which could affect our results and our financial resources. Our key risk types are:

Key risk types	Description
Credit	The risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.
Market	Trading market risk – the risk of losses in on and off-balance sheet trading positions, due to movements in market prices or other external factors.

Banking market risk – the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

Liquidity	The risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.
It is split into three types of risk:
– Funding or structural liquidity risk – the risk that we may not have sufficient liquid assets to meet the payments required at a given time due to maturity transformation.

–    Contingent liquidity risk – the risk that future events may require a larger than expected amount of liquidity i.e. the risk of not having sufficient liquid assets to meet sudden and unexpected short-term  obligations.

– Market liquidity risk – the risk that assets we hold to mitigate the risk of failing to meet our obligations as they fall due, which are normally liquid, become illiquid when they are needed.
Capital

The risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements, market expectations and dividend payments, including AT1 coupons.

Pension

The risk caused by our contractual or other liabilities with respect to a pension scheme (whether established for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.

Conduct	Conduct risk is the risk that our decisions and behaviours lead to a detriment or poor outcomes for our customers and that we fail to maintain high standards of market behaviour and integrity.
Other key risks

Strategic risk – the risk of significant loss or damage arising from strategic decisions that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.

Operational risk – the risk of direct, or indirect, loss due to inadequate or failed internal processes, people and systems, or external events. Our top three key operational risks are:
– Cyber risk
– Third party supplier management
– Process and change management.
Financial crime risk – the risk that our employees, products, services or third parties facilitate money laundering, financing terrorism, bribery and corruption or evasion of financial sanctions.
Model risk – the risk of loss arising from decisions mainly based on results of models, due to errors in their design, application or use.
Reputational risk – the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.
Regulatory risk – the risk of loss, financial or reputational, from failing to comply with applicable codes and regulations.

Enterprise wide risk is the aggregate view of all the key risk types described above.

34     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

How we approach risk – our culture and principles (unaudited)

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

Risk Culture Statement

Santander UK will only take risks that it understands and will always remain prudent in identifying, assessing, managing and reporting all risks. We proactively encourage our people to take personal responsibility for doing the right thing and to challenge without fear. We ensure decisions take account of the best interests of all our stakeholders and are in line with The Santander Way.

The Board reviews and approves our Risk Culture Statement every year. The CEO, Chief Risk Officer (CRO) and other senior executives are responsible for promoting our risk culture from the top. They drive cultural change and increased accountability across the business. We reinforce our Risk Culture Statement and embed our risk culture in all our business units through our Risk Framework, Risk Attestations and other initiatives. This includes highlighting that:

–	It is everyone’s personal responsibility to play their part in managing risk
–	We must identify, assess, manage and report risk quickly and accurately
–	We make risk part of how we assess our people’s performance and how we recruit, develop and reward them
–	Our internal control system is essential to make sure we manage and control risk in line with our principles, standards, Risk Appetite and policies.

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

Making change happen: I AM Risk – everyone’s personal responsibility for managing risk

I AM Risk continues to play a key part in our aim to be the best bank for our people, customers, shareholders and communities. Our I AM Risk approach aims to make sure our people:

–	Identify risks and opportunities
–	Assess their probability and impact
–	Manage the risks and suggest alternatives
–	Report, challenge, review, learn and ‘speak up’.

We use I AM Risk in our risk attestations, policies, frameworks and governance, and in all our risk-related communications. We also include it in mandatory training and induction courses for our staff, in our codes of conduct and in rewards and incentives. We embed the behaviours we want to encourage in key processes and documents.

Among other things, I AM Risk is how we make risk management part of everyone’s life as a Santander employee, from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk, speak up and come up with ideas that help us change. To support this, our I AM Risk learning website includes short films, factsheets and discussion boards.

As part of I AM Risk, we include mandatory risk objectives for all our people – from our Executive Risk Control Committee to branch staff. The Santander Way Steering Committee coordinates all our culture initiatives under the sponsorship of the CEO.

In 2016, we made good progress with continuing to embed personal accountability for managing risk across the business. For all new and existing employees, we enhanced our mandatory risk training and we ensured that the updated performance management risk objectives were used across the business. In our most recent employment engagement survey, 97% of employees acknowledged their personal responsibility for risk management, helping to show how we are successfully embedding risk management in our culture.

Santander UK Group Holdings plc     35

Annual Report 2016

Risk review

Our risk governance structure

We are committed to the highest standards of corporate governance in every part of our business. This includes risk management. For details of our governance, including the Board and its Committees, see the ‘Governance’ section of this Annual Report.

The Board delegates certain responsibilities to Board level Committees as needed and where appropriate. Our risk governance structure strengthens our ability to identify, assess, manage and report risks, as follows:

–	Committees: A number of Board and Executive committees are responsible for specific parts of our Risk Framework
–	Roles with risk management responsibilities: There are senior roles with specific responsibilities for risk
–	Risk organisational structure: We have ‘three lines of defence’ built in to the way we run our business.

Committees

The Board and the Board Risk Committee responsibilities for risk are:

Board/Board Committee	Main risk responsibilities

The Board (including the Santander UK plc Board)	— Has overall responsibility for business execution and for managing risk — Reviews and approves the Risk Framework and Risk Appetite.

Board Risk Committee	— Assesses the Risk Framework and recommends it to the Board for approval
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

Executive Risk Control Committee

—    Reviews Risk Appetite proposals before they are sent to the Board Risk Committee and the Board to approve

—    Ensures that we comply with our Risk Framework, Risk Appetite and risk policies

—    Reviews and monitors our risk exposures and approves any corrective steps we need to take.

Asset and Liability Committee (ALCO)

—    Reviews liquidity risk appetite proposals before they are sent to the Board to approve

—    Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board

—    Reviews and monitors the key asset and liability management activities of the business to ensure we keep our exposure in line with our Risk Appetite.

Pensions Committee

—    Reviews pension risk appetite proposals before they are sent to the Board to approve

—    Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding

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

Executive Credit Approval Committee	— Approves corporate and wholesale credit transactions which exceed levels delegated to either lower level approval forums or individuals.

Executive Investment Approval Committee	— Approves equity type investment transactions which exceed levels delegated to lower level approval forums or individuals.

36     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

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

Chief Risk Officer

As the leader of the Risk Division, the CRO oversees and challenges risk activities, and ensures new lending decisions are made within our Risk Appetite. The CRO reports to the Board through the Board Risk Committee, and also reports to the CEO for operational purposes. The CRO also reports directly to the global CRO for the Banco Santander group. The key responsibilities of the CRO are to:

–	Propose a Risk Framework to the Board (through the Board Risk Committee) that sets out how we manage the risks from our business activities within the approved Risk Appetite
–	Advise the CEO, the Board Risk Committee and Board on the Risk Appetite linked to our strategic business plan and why it is appropriate
–	Reassure the Board and our regulators that we identify, assess and measure risk and that our systems, controls and delegated authorities to manage risk are adequate and effective
–	Advise the CEO, Board Risk Committee, the Board and our regulators on how we manage key risks and escalate any issues or breaches of Risk Appetite
–	Ensure that our culture promotes ethical practices and social responsibility
–	Ensure that our policies and corporate values approved by the Board are communicated so that our culture, values and ethics are aligned to our strategic objectives
–	Ensure an appropriate governance structure is in place to make effective credit decisions.

The CRO is responsible for the control and oversight of all risks except for legal, conduct, regulatory and financial crime risk. These are the responsibilities of the Chief Legal and Regulatory Officer (CLRO). The CRO has responsibility for reporting risk matters through the Board Risk Committee to the Board. The CLRO reports to the Board Risk Committee and the Board specifically in respect of legal, conduct, regulatory and financial crime risk.

Chief Legal and Regulatory Officer

The CLRO is responsible for the control and oversight of legal, conduct, regulatory and financial crime risk. The key responsibilities of the CLRO are to:

–	Propose a Risk Framework for conduct, regulatory and financial crime risk to the Board (through the Board Risk Committee and the CRO) that sets out how we manage these risks in line with our Risk Appetite
–	Advise the CRO, CEO, the Board Risk Committee and the Board on the Risk Appetite for legal, conduct, regulatory and financial crime risk, linked to our strategic business plan and why it is approved
–	Reassure the CRO, the Board and our regulators that we identify, assess and measure conduct, regulatory and financial crime risk appropriately and that our systems, controls and delegated authorities to manage risk are adequate and effective
–	Advise the CRO, CEO, Board Risk Committee, Board and regulators on how we manage key legal, conduct, regulatory and financial crime risks and escalate any issues or breaches of Risk Appetite
–	Ensure that our culture promotes ethical practices and social responsibility and contributes to the management of reputational risk
–	Ensure that our policies and corporate values approved by the Board are communicated so that our culture, values and ethics are aligned to our strategic objectives.

Chief Internal Auditor

The Chief Internal Auditor (CIA) reports to the Board through the Board Audit Committee, and also reports to the CEO for operational purposes. The CIA also reports directly to the CIA of Banco Santander SA. The key responsibilities of the CIA are to:

–	Ensure the scope of Internal Audit includes each main activity and entity
–	Design and use an audit system that identifies key risks and evaluates controls
–	Develop an audit plan to assess existing risks that involves producing audit, assurance and monitoring reports
–	Carry out all audits, special reviews, reports and commissions that the Board Audit Committee asks for
–	Monitor business activities regularly by consulting with internal control teams and our External Auditors
–	Develop and run internal auditor training that includes regular skills assessments.

Santander UK Group Holdings plc     37

Annual Report 2016

Risk review

Risk organisational structure (unaudited)

We use the ‘three lines of defence’ model to manage risk. This model is widely used in the banking industry and has a clear set of principles to implement a cohesive operating model across an organisation. It does this by separating risk management, risk control and risk assurance.

The diagram below shows the reporting lines to the Board (including the Santander UK plc Board) with respect to risk:

38     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Internal control system (unaudited)

Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, minimum standards, roles and responsibilities, and governance for internal control.

Category	Description
Risk Frameworks	Set out how we should manage and control risk for:
– The Santander UK group (overall framework)
– Our key risk types (risk type frameworks)
– Our key risk activities (risk activity frameworks).
Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.
Risk Appetite Statement

Defines the type and the level of risk that we are willing and able to take on to achieve our business plans. The policies set out what action we must (or must not) take to make sure we stay within our Risk Appetite.

Risk Control Units set overarching policies. Business and Business Support Units have operational policies, standards and procedures that put these policies into practice. We expect all our people to manage risk within their own work by complying with these policies, standards and procedures.

Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.
Risk Attestations	Business Units, Business Support Units or Risk Control Units set out how they have managed and/or controlled risks in line with the risk frameworks and within Risk Appetite.
They are completed at least once a year. They also explain any action taken. This process helps ensure people can be held personally accountable.

Santander UK Group Holdings plc     39

Annual Report 2016

Risk review

RISK APPETITE (unaudited)

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

The principles of our Risk Appetite

Our Risk Appetite Statement lists ten principles that we use to set our Risk Appetite.

–	We always aim to have enough financial resources to survive severe but plausible stressed economic and business conditions, as well as more extreme conditions that would consume capital
–	We should be able to predict how our income and losses might vary – that is, how volatile they are. That applies to all our risks and lines of business
–	Our earnings and dividend payments should be stable, and in line with the return we aim to achieve
–	We are an autonomous business, so we always aim to have strong capital and liquidity resources
–	The way we fund our business should give us diverse sources and duration of funding. This helps us to avoid relying too much on wholesale markets
–	We set controls on large concentrations of risk, such as to single customers or specific industries
–	There are some key risks we take, but for which we do not actively seek any reward, such as operational, conduct, financial crime, regulatory and reputational risk. We take a risk-averse approach to all such risks
–	We comply with all regulations – and aim to exceed the standards they set
–	Our pay and bonus schemes should support these principles and our risk culture
–	We always aim to earn the trust of our people, customers, shareholders and communities.

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

We provide a programme of communication and training for our staff which helps ensure that Risk Appetite is well understood.

40     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

STRESS TESTING (unaudited)

Stress testing helps us understand how different events and economic conditions could affect our business plan, earnings and risk profile. This helps us plan and manage our business better.

Scenarios for stress testing

To see how we might cope with difficult conditions, we regularly develop challenging scenarios that we might face. We consult a broad range of internal stakeholders, including Board members, when we design and choose our most important scenarios. The scenarios cover a wide range of outcomes, risk factors, time horizons and market conditions. They are designed to test:

–	The impact of shocks affecting the economy as a whole or the markets we operate in
–	Key potential vulnerabilities of our business model
–	Potential impacts on specific risk types.

We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. One scenario looks at what might happen in a recession where the output of the economy shrinks by around 4%, unemployment reaches over 9%, and house prices fall by around 30%. We use a comprehensive suite of stress scenarios to explore sensitivities to market risk, including those based on historic market events.

How we use stress testing

We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:

–	Our business plan, and its assessment against our Risk Appetite
–	Our capital strength, through our ICAAP
–	Our liquidity position, through our Internal Liquidity Adequacy Assessment Process (ILAAP)
–	Impacts on other risk types.

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

Board oversight of stress testing

The Executive Risk Control Committee approves the design of the scenarios in our ICAAP. The Board Risk Committee approves the stress testing framework. The Board reviews the outputs of stress testing as part of the approval processes for the ICAAP, the ILAAP, our Risk Appetite and regulatory stress tests.

Regulatory stress tests

We take part in a number of external stress testing exercises. These can include stress tests of the UK banking system conducted by the PRA. We also contribute to stress tests of Banco Santander.

For more on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections.

Santander UK Group Holdings plc     41

Annual Report 2016

Risk review

HOW RISK IS DISTRIBUTED ACROSS OUR BUSINESS (unaudited)

Economic capital

As well as assessing how much regulatory capital we are required to hold, we use an internal Economic Capital (EC) model to measure our risk.

We use EC to get a consistent measure across different risk types. EC also takes account of how concentrated our portfolios are, and how much diversification there is between our various businesses.

As a consequence we can use EC for a range of risk management activities. For example, we can use it to help us compare requirements in our ICAAP or to get a risk-adjusted comparison of income from different activities.

Regulatory capital – risk-weighted assets

The table below shows the proportion of our regulatory capital risk-weighted assets we held in different parts of our business at 31 December 2016 and 2015. It is split between credit, market and operational risk against which we hold regulatory capital.

2016 compared to 2015

The distribution of risk across our business was broadly unchanged in the year. The largest category continued to be credit risk in Retail Banking, which accounted for most of our risk-weighted assets. This reflects our business strategy and balance sheet. Market risk arises primarily as part of our trading book activities in Global Corporate Banking. Our operational risk capital requirements remained small, and were concentrated in our Retail Banking activities.

For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

42     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Credit risk

Overview (unaudited)

Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.

In this section, we explain how we manage credit risk and analyse our credit risk profile and performance.

We begin by discussing credit risk at a Santander UK group level. Then we cover Retail Banking separately from our other segments: Commercial Banking, Global Corporate Banking and Corporate Centre, in more detail in the sections that follow. For details of the businesses in each of our segments, see Note 2 to the Consolidated Financial Statements.

Key metrics (unaudited)

NPL ratio improved to 1.50% (2015: 1.54%)

In 2016 the NPL ratio improved to 1.50%, with all loan books performing well.

Impairment loss allowances decreased to £989m (2015: £1,157m)

Impairment loss allowances decreased in 2016 and all loan portfolios continued to perform well.

Average LTV of 65% (2015: 65%) on new mortgage lending

We maintained our prudent lending criteria, with an average LTV of 65% on new lending. Our lending with an LTV of over 85% accounted for 17% of new business flow.

NPL coverage ratio decreased to 33% (2015: 38%)

The NPL coverage ratio decreased to 33% in 2016, from 38% in 2015.

Santander UK Group Holdings plc     43

Annual Report 2016

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

SANTANDER UK GROUP LEVEL – CREDIT RISK MANAGEMENT

Exposures

Exposures to credit risk arise in our business segments from:

Retail Banking		Commercial Banking	Global Corporate Banking		Corporate Centre

— —	Residential mortgages, unsecured lending (overdrafts, personal loans, credit cards and business banking) and consumer finance. We provide these to individuals and small businesses.	— —

Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.

We provide these to SMEs and mid corporates, Commercial Real Estate and Social Housing customers.

			— —	Loans and treasury products, and from treasury markets activities. We provide these to large corporates, financial institutions, sovereigns and other international organisations.	— —

Asset and liability management of our balance sheet, as well as our non-core and Legacy Portfolios being run down.

Exposures include sovereign and other international organisation assets held for liquidity.

Our types of customer and how we manage them

We manage credit risk across all our business segments in line with the credit risk lifecycle shown in the next section. We tailor the way we manage risk across the lifecycle to the type of customer. We classify customers as standardised or non-standardised:

Standardised		Non-standardised

—	Mainly individuals and small businesses. Transactions are for relatively small amounts of money, and share similar credit characteristics.	—	Mainly medium and large corporate customers and financial institutions. Transactions are for larger amounts of money, and have more diverse credit characteristics.

—	In Retail Banking, Commercial Banking and Corporate Centre (for non-core portfolios).	—	In Commercial Banking, Global Corporate Banking and Corporate Centre.

—	We manage risk using automated decision-making tools. These are backed by teams of analysts who specialise in this type of risk.	—	We manage risk through expert analysis. This is supported by decision-making tools based on internal risk assessment models.

44     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Our approach to credit risk

We manage our portfolios across the credit risk lifecycle, from drawing up our risk strategy, plans, budgets and limits to making sure our actual risk profile stays in line with our plans and within our Risk Appetite.

1. Risk strategy and planning

All relevant areas of the business – Risk, Marketing, Products and Finance – work together to create our business plans. Our aim is to balance our strategy, business goals, and financial and technical resources with our attitude towards risk (our Risk Appetite). To do this, we focus particularly on economic and market conditions and forecasts, regulations, conduct considerations and profitability, returns and market share. The result is an agreed set of targets and limits that help us direct our business.

2. Assessment and origination

Managing credit risk begins with lending responsibly. That means only lending to customers who can afford to pay us back, even if things get tighter for them, and are committed to paying us back. We undertake a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We make these decisions with authority from the Board and we consider:

–	The credit quality of the customer
–	The underlying risk – and anything that mitigates it, such as netting or collateral
–	Our risk policy, limits and appetite
–	Whether we can balance the amount of risk we face with the returns we could get.

We also use stress testing, for example to estimate how a customer might be able to cope if interest rates increase.

3. Monitoring

We measure and monitor changes in our credit risk profile on a regular and systematic basis against budgets, limits and benchmarks. We monitor credit performance by portfolio, segment, customer or transaction. If our portfolios do not perform as we expect, we investigate to understand the reasons. Then we take action to mitigate it as far as possible and bring performance back on track.

We monitor and review our risk profile through a formal structure of governance and committees across our business segments. These agree and track any steps we need to take to manage our portfolios, to make sure the impact is prompt and effective. This structure is a vital feedback tool to co-ordinate issues, trends and developments across each part of the credit risk lifecycle. A core part of our monitoring is credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set concentration limits in line with our Risk Appetite and review them on a regular basis.

4. Arrears management

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

Forbearance

When a customer gets into financial difficulties, we can change the terms of their loan, either temporarily or permanently. We do this to help customers through temporary periods of financial difficulty so they can get back on to sustainable terms and fully pay off the loan over its lifetime, with support if needed. This is known as forbearance. We try to do this before the customer defaults. Whatever we offer, we assess it to make sure the customer can afford the repayments.

Santander UK Group Holdings plc     45

Annual Report 2016

Risk review

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

In the first half of the year, we changed our policy on forbearance so that customer loans that meet exit criteria will no longer be reported as forborne. In the past, we reported loans as forborne until they were fully repaid or written off. In order to exit from forbearance a loan must now:

–	Have been forborne at least two years ago or, where the forbearance was temporary, it must have returned to performing under normal contractual terms for at least two years,
–	Have been performing under the forborne terms for at least two years, and
–	Not be more than 30 days in arrears.

5. Debt recovery

Sometimes, even when we have taken all reasonable and responsible steps we can to manage arrears, they prove ineffective. If this happens, we have to end our relationship with the customer and try to recover the whole debt, or as much of it as we can.

Risk measurement and control

We measure and control credit risk at all stages across the credit risk lifecycle. We have a range of tools, processes and approaches, but we rely mainly on:

–	Credit control: as a core part of risk management we generate, extract and store accurate, comprehensive and timely data to monitor credit limits. We do this using internal data and data from third parties like credit bureaux
–	Models: we use models widely to measure credit risk and capital needs. They range from statistical and expert models to benchmarks
–	Review: we use formal and informal forums across the business to approve, validate, review and challenge our risk management. We do this to help us predict if our credit risk will worsen.

We use two key metrics to measure and control credit risk: Expected Loss (EL) and Non-Performing Loans (NPLs).

Metric	Description
EL	EL tells us what credit risk is likely to cost us. It is the product of:
	–	Probability of default (PD) – how likely customers are to default. We estimate this using customer ratings or the transaction credit scores
	–	Exposure at default (EAD) – how much customers will owe us if they default. We calculate this by comparing how much of their agreed credit (such as an overdraft) customers have used when they default with how much they normally use. This allows us to estimate the final extent of use of credit in the event of default
	–	Loss given default (LGD) – how much we lose when customers actually default. We work this out using the actual losses on loans that default. We take into account the income we receive, including from collateral we held, the costs we incur and the recovery process timing.

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

NPLs

We use NPLs – and related write-offs and recoveries – to monitor how our portfolios behave. We classify loans as NPLs where customers do not make a payment for three months or more, or if we have data to make us doubt they can keep up with their payments. The data we have on customers varies across our business segments. It typically includes where:

Retail Banking
	–	They have been reported bankrupt or insolvent
	–	Their loan term has ended, but they still owe us money more than three months later
	–	They have had forbearance as an NPL, but have not caught up with the payments they had missed before that
	–	They have had multiple forbearance
	–	We have suspended their fees and interest because they are in financial difficulties
	–	We have repossessed the property.
Other segments: Commercial Banking, Global Corporate Banking and Corporate Centre
	–	They have had a winding up notice issued, or something happens that is likely to trigger insolvency – such as, another lender calls in a loan
	–	Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract
	–	They have regularly missed or delayed payments, even though they have not gone over the three-month limit for NPLs
	–	Their loan is unlikely to be refinanced or repaid in full on maturity
	–	Their loan has an excessive LTV and it is unlikely that it will be resolved, such as by a change in planning policy, pay-downs from rental income, or increases in market values.

We also assess risks from other perspectives. These comprise internal rating deterioration, geographical location, business area, product and process. We do this to identify specific areas we need to focus on. We also use stress testing to establish vulnerabilities to economic deterioration.

Our business segments tailor their approach to credit risk to their own customers. We explain their approaches in the business segment sections later on.

46     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

Our maximum and net exposure to credit risk

The tables below show the main differences between our maximum and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate our exposure. The tables only show the financial assets that credit risk affects.

For balance sheet assets, the maximum exposure to credit risk is the carrying value after impairment loss allowances. Off-balance sheet exposures are guarantees, formal standby facilities, credit lines and other commitments. For off-balance sheet guarantees, the maximum exposure is the maximum amount that we would have to pay if the guarantees were called on. For formal standby facilities, credit lines and other commitments that are irrevocable over the life of the facility, the maximum exposure is the total amount of the commitment.

	Maximum exposure				Collateral
	Balance sheet asset
	Gross	Impairment	Net	Off-balance	Cash(1)	Non-cash(1)	Netting(2)	Net
	amounts	loss allowances	amounts	sheet				exposure
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2016
Cash and balances at central banks	17.1	–	17.1	–	–	–	–	17.1
Trading assets:
– Loans and advances to banks	7.5	–	7.5	–	–	–	(2.1)	5.4
– Loans and advances to customers	10.3	–	10.3	–	–	(8.6)	–	1.7
– Debt securities	6.2	–	6.2	–	–	–	–	6.2
Total trading assets	24.0	–	24.0	–	–	(8.6)	(2.1)	13.3
Derivative financial instruments	25.5	–	25.5	–	(2.4)	–	(17.4)	5.7
Financial assets designated at fair value:
– Loans and advances to customers	1.7	–	1.7	0.2	–	(1.8)	–	0.1
– Debt securities	0.4	–	0.4	–	–	–	–	0.4
Total financial assets designated at fair value	2.1	–	2.1	0.2	–	(1.8)	–	0.5
Loans and advances to banks	4.4	–	4.4	1.9	–	(1.5)	–	4.8
Loans and advances to customers:(3)
– Advances secured on residential property	154.7	(0.3)	154.4	10.8	–	(164.9)(4)	–	0.3
– Corporate loans	32.0	(0.4)	31.6	17.1	–	(23.1)	–	25.6
– Finance leases	6.7	(0.1)	6.6	0.4	(0.1)	(5.7)	–	1.2
– Other unsecured loans	6.2	(0.2)	6.0	11.5	–	–	–	17.5
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1.1	–	1.1	–	–	–	–	1.1
Total loans and advances to customers	200.7	(1.0)	199.7	39.8	(0.1)	(193.7)	–	45.7
Loans and receivables securities(3)	0.3	–	0.3	1.6	–	–	–	1.9
Available-for-sale debt securities	10.4	–	10.4	–	–	–	–	10.4
Held-to-maturity investments	6.6	–	6.6	–	–	–	–	6.6
Total	291.1	(1.0)	290.1	43.5	(2.5)	(205.6)	(19.5)	106.0

(1)	The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)	We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Other segments – credit risk management’ section.
(3)	Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
(4)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of over-collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off-balance sheet commitments.

Santander UK Group Holdings plc     47

Annual Report 2016

Risk review

	Maximum exposure				Collateral
	Balance sheet asset
	Gross	Impairment	Net	Off-balance	Cash(1)	Non-cash(1)	Netting(2)	Net
	amounts	loss allowances	amounts	sheet				exposure
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2015
Cash and balances at central banks	16.8	–	16.8	–	–	–	–	16.8
Trading assets:
– Loans and advances to banks	5.4	–	5.4	–	–	–	(0.4)	5.0
– Loans and advances to customers	6.0	–	6.0	–	–	(5.0)	–	1.0
– Debt securities	5.5	–	5.5	–	–	–	–	5.5
Total trading assets	16.9	–	16.9	–	–	(5.0)	(0.4)	11.5
Derivative financial instruments	20.9	–	20.9	–	(1.1)	–	(17.3)	2.5
Financial assets designated at fair value:
– Loans and advances to customers	1.9	–	1.9	0.3	–	(2.2)	–	–
– Debt securities	0.5	–	0.5	–	–	–	–	0.5
Total financial assets designated at fair value	2.4	–	2.4	0.3	–	(2.2)	–	0.5
Loans and advances to banks	3.5	–	3.5	1.3	–	(0.8)	(0.3)	3.7
Loans and advances to customers:(3)
– Advances secured on residential property	153.3	(0.4)	152.9	6.7	–	(159.2)(4)	–	0.4
– Corporate loans	31.9	(0.4)	31.5	16.4	(0.1)	(23.0)	–	24.8
– Finance leases	6.3	(0.1)	6.2	0.6	(0.1)	(5.3)	–	1.4
– Other unsecured loans	6.3	(0.3)	6.0	12.0	–	–	–	18.0
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1.4	–	1.4	–	–	–	–	1.4
Total loans and advances to customers	199.2	(1.2)	198.0	35.7	(0.2)	(187.5)	–	46.0
Loans and receivables securities(3)	0.1	–	0.1	–	–	–	–	0.1
Available-for-sale debt securities	8.9	–	8.9	–	–	–	–	8.9
Total	268.7	(1.2)	267.5	37.3	(1.3)	(195.5)	(18.0)	90.0

(1)	The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)	We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Other segments – credit risk management’ section.
(3)	Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
(4)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of over-collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off-balance sheet commitments.

Credit quality

Single rating scale (unaudited)

In the table below, we have used a single rating scale to ensure we are consistent across all our credit risk portfolios in how we report the risk of default. It has eight grades for non-defaulted exposures, from 9 (lowest risk) to 2 (highest risk). We define each grade by an upper and lower probability of default (PD) value and we scale the grades so that the default risk increases by a factor of 10 every time the grade number drops by 2 steps. For example, risk grade 9 has an average PD of 0.010%, and risk grade 7 has an average PD of 0.100%. We give defaulted exposures a grade 1 and a PD value of 100%. In the final column of the table we show the approximate equivalent credit rating grade used by Standard & Poor’s Ratings Services (S&P).

Santander UK risk grade	PD range
	Mid	Lower	Upper	S&P
	%	%	%	equivalent
9	0.010	0.000	0.021	AAA to AA-
8	0.032	0.021	0.066	A+ to A
7	0.100	0.066	0.208	A- to BBB+
6	0.316	0.208	0.658	BBB to BBB-
5	1.000	0.658	2.081	BB+ to BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B- to CCC
2	31.623	20.811	99.999	CC to C
1 (Default)	100.000	100.000	100.000	D

48     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Rating distribution

The tables below show the credit rating of our financial assets subject to credit risk. For more on the credit rating profiles of key portfolios, see the ‘Credit Risk

– Retail Banking’ (i.e. residential mortgages) and ‘Credit Risk – other segments’ sections.

	Santander UK risk grade
	9	8	7	6	5	4	1 to 3	Other(1)	Total
	(AAA to	(A+ to A)	(A- to	(BBB to	(BB+ to	(B+ to B)	(B- to D)
	AA-)		BBB+)	BBB-)	BB-)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2016
Cash and balances at central banks	15.9	–	–	–	–	–	–	1.2	17.1
Trading assets:
– Loans and advances to banks	–	2.6	3.9	0.8	0.2	–	–	–	7.5
– Loans and advances to customers	0.8	4.3	4.6	0.5	0.1	–	–	–	10.3
– Debt securities	2.8	1.5	0.3	1.6	–	–	–	–	6.2
Total trading assets	3.6	8.4	8.8	2.9	0.3	–	–	–	24.0
Derivative financial instruments	1.1	10.4	9.9	3.4	0.6	–	–	0.1	25.5
Financial assets designated at fair value:
– Loans and advances to customers	0.6	0.5	0.6	–	–	–	–	–	1.7
– Debt securities	–	0.1	–	0.3	–	–	–	–	0.4
Total financial assets designated at fair value	0.6	0.6	0.6	0.3	–	–	–	–	2.1
Loans and advances to banks	1.7	1.5	0.5	0.2	–	–	–	0.5	4.4
Loans and advances to customers:(2)
– Advances secured on residential property	2.1	23.8	74.0	37.8	6.8	5.3	4.9	–	154.7
– Corporate loans	3.3	3.2	1.6	10.5	7.4	3.7	0.9	1.4	32.0
– Finance leases	–	–	0.4	1.3	2.0	1.9	1.0	0.1	6.7
– Other unsecured loans	–	–	0.2	1.5	2.4	0.9	0.4	0.8	6.2
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1.1	–	–	–	–	–	–	–	1.1
Total loans and advances to customers	6.5	27.0	76.2	51.1	18.6	11.8	7.2	2.3	200.7
Loans and receivables securities(2)	0.1	–	0.2	–	–	–	–	–	0.3
Available-for-sale debt securities	7.8	1.8	0.7	–	–	–	–	0.1	10.4
Held-to-maturity investments	6.6	–	–	–	–	–	–	–	6.6
	43.9	49.7	96.9	57.9	19.5	11.8	7.2	4.2	291.1
Impairment loss allowances									(1.0)
Total									290.1

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	15.9	–	–	–	–	–	–	1.2	17.1
– Trading assets	3.6	8.4	8.8	2.9	0.3	–	–	–	24.0
– Derivative financial instruments	1.1	10.4	9.9	3.4	0.6	–	–	0.1	25.5
– Financial assets designated at fair value	0.6	0.6	0.6	0.3	–	–	–	–	2.1
– Loans and advances to banks	1.7	1.5	0.5	0.2	–	–	–	0.5	4.4
– Loans and advances to customers	6.5	27.0	76.2	51.1	18.5	11.7	3.3	2.3	196.6
– Loans and receivables securities	0.1	–	0.2	–	–	–	–	–	0.3
– Available-for-sale debt securities	7.8	1.8	0.7	–	–	–	–	0.1	10.4
– Held-to-maturity investments	6.6	–	–	–	–	–	–	–	6.6
Total neither past due nor impaired	43.9	49.7	96.9	57.9	19.4	11.7	3.3	4.2	287.0
Past due but not impaired(3)	–	–	–	–	0.1	0.1	2.5	–	2.7
Impaired(4)	–	–	–	–	–	–	1.4	–	1.4
	43.9	49.7	96.9	57.9	19.5	11.8	7.2	4.2	291.1
Impairment loss allowances									(1.0)
Total									290.1

(1)	Other items include cash at hand and smaller cases mainly in the consumer finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(3)	Balances include mortgage loans in arrears which have been assessed for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.
(4)	Impaired loans are loans we have assessed for observed impairment loss allowances. This included loans individually assessed for impairment of £578m.

Santander UK Group Holdings plc     49

Annual Report 2016

Risk review

	Santander UK risk grade
	9	8	7	6	5	4	1 to 3	Other(1)	Total
	(AAA to	(A+ to A)	(A- to	(BBB to	(BB+ to	(B+ to B)	(B- to D)
	AA-)		BBB+)	BBB-)	BB-)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2015
Cash and balances at central banks	15.5	–	–	–	–	–	–	1.3	16.8
Trading assets:
– Loans and advances to banks	0.2	1.4	3.5	0.3	–	–	–	–	5.4
– Loans and advances to customers	0.6	3.9	1.3	0.1	–	–	–	0.1	6.0
– Debt securities	1.0	3.1	0.8	0.6	–	–	–	–	5.5
Total trading assets	1.8	8.4	5.6	1.0	–	–	–	0.1	16.9
Derivative financial instruments	0.4	9.9	8.5	1.5	0.6	–	–	–	20.9
Financial assets designated at fair value:
– Loans and advances to customers	0.8	0.4	0.6	–	–	–	–	0.1	1.9
– Debt securities	0.3	0.2	–	–	–	–	–	–	0.5
Total financial assets designated at fair value	1.1	0.6	0.6	–	–	–	–	0.1	2.4
Loans and advances to banks	1.4	1.9	0.1	0.1	–	–	–	–	3.5
Loans and advances to customers:(2)
– Advances secured on residential property	2.7	21.4	68.8	41.0	7.2	6.4	5.8	–	153.3
– Corporate loans	3.3	2.7	2.5	9.6	7.7	3.9	0.8	1.4	31.9
– Finance leases	–	–	0.4	1.2	2.0	1.7	0.9	0.1	6.3
– Other unsecured loans	–	–	0.2	1.2	2.7	0.9	0.4	0.9	6.3
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1.4	–	–	–	–	–	–	–	1.4
Total loans and advances to customers	7.4	24.1	71.9	53.0	19.6	12.9	7.9	2.4	199.2
Loans and receivables securities(2)	–	–	–	–	–	0.1	–	–	0.1
Available-for-sale debt securities	6.8	1.4	0.7	–	–	–	–	–	8.9
Held-to-maturity investments	–	–	–	–	–	–	–	–	–
	34.4	46.3	87.4	55.6	20.2	13.0	7.9	3.9	268.7
Impairment loss allowances									(1.2)
Total									267.5

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	15.5	–	–	–	–	–	–	1.3	16.8
– Trading assets	1.8	8.4	5.6	1.0	–	–	–	0.1	16.9
– Derivative financial instruments	0.4	9.9	8.5	1.5	0.6	–	–	–	20.9
– Financial assets designated at fair value	1.1	0.6	0.6	–	–	–	–	0.1	2.4
– Loans and advances to banks	1.4	1.9	0.1	0.1	–	–	–	–	3.5
– Loans and advances to customers	7.4	24.1	71.9	53.0	19.5	12.8	3.4	2.4	194.5
– Loans and receivables securities	–	–	–	–	–	0.1	–	–	0.1
– Available-for-sale securities	6.8	1.4	0.7	–	–	–	–	–	8.9
– Held-to-maturity investments	–	–	–	–	–	–	–	–	–
Total neither past due nor impaired	34.4	46.3	87.4	55.6	20.1	12.9	3.4	3.9	264.0
Past due but not impaired(3)	–	–	–	–	0.1	–	3.1	–	3.2
Impaired	–	–	–	–	–	0.1	1.4	–	1.5
	34.4	46.3	87.4	55.6	20.2	13.0	7.9	3.9	268.7
Impairment loss allowances									(1.2)
Total									267.5

(1)	Other items include cash at hand and smaller cases mainly in the consumer finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(3)	Balances include mortgage loans in arrears which have been assessed for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.

50     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Age of loans and advances that are past due but not impaired

At 31 December 2016, loans and advances of £2.7bn (2015: £3.2bn) were past due but not impaired. Of these balances, £0.1bn (2015: £0.1bn) were less than 1 month overdue, £0.8bn (2015: £1.0bn) were 1 to 2 months overdue, £0.5bn (2015: £0.6bn) were 2 to 3 months overdue, £0.7bn (2015: £0.8bn) were 3 to 6 months overdue, and £0.6bn (2015: £0.7bn) were greater than 6 months overdue.

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

Geographical concentrations

As part of our approach to credit risk management and Risk Appetite, we set exposure limits to countries and geographical areas. We set our limits with reference to the country limits set by Banco Santander SA. These are determined according to how the country is classified (whether it is a developed OECD country or not), its credit rating, its gross domestic product, and the types of products and services Banco Santander wants to offer in that country. The tables below set out our loans and advances to banks and customers by geographical area.

	UK	Peripheral	Rest of	US	Rest of	Total
		eurozone(1)	Europe		world
	£bn	£bn	£bn	£bn	£bn	£bn
2016
Loans and advances to banks	2.7	0.1	0.1	0.3	1.2	4.4
Loans and advances to customers:(2)
– Advances secured on residential property	154.7	–	–	–	–	154.7
– Corporate loans	30.8	0.2	0.3	0.5	0.2	32.0
– Finance leases	6.6	–	–	–	0.1	6.7
– Other unsecured loans	6.2	–	–	–	–	6.2
– Amounts due from fellow Banco Santander subsidiaries and joint ventures	–	–	–	–	1.1	1.1
Loans and advances to customers (gross)	198.3	0.2	0.3	0.5	1.4	200.7
Less: impairment loss allowances						(1.0)
Loans and advances to customers, net of impairment loss allowances						199.7
						204.1

2015
Loans and advances to banks	2.0	–	–	0.5	1.0	3.5
Loans and advances to customers:(2)
– Advances secured on residential property	153.3	–	–	–	–	153.3
– Corporate loans	30.5	0.2	0.4	0.4	0.4	31.9
– Finance leases	6.2	–	–	–	0.1	6.3
– Other unsecured loans	6.3	–	–	–	–	6.3
– Amounts due from fellow Banco Santander subsidiaries and joint ventures	–	–	–	–	1.4	1.4
Loans and advances to customers (gross)	196.3	0.2	0.4	0.4	1.9	199.2
Less: impairment loss allowances						(1.2)
Loans and advances to customers, net of impairment loss allowances						198.0
						201.5

(1)	The peripheral eurozone is Portugal, Ireland, Italy, Spain and Greece.
(2)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet. They also exclude loans classified as ‘Financial assets designated at fair value’.

For more geographical information, see ‘Other key risks and areas of focus – country risk exposures’.

Santander UK Group Holdings plc     51

Annual Report 2016

Risk review

Industry concentrations

As part of our approach to credit risk management and Risk Appetite, we set concentration limits by industry sector. These limits are set based on the industry outlook, our strategic aims and desired level of concentration, but also take into account any relevant limit set by Banco Santander SA.

	Residential	Cards and	Social	Banks	SME and	Other	Total
		personal	Housing		corporate
		unsecured			(including
		lending			real estate)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2016
Loans and advances to banks	–	–	–	4.4	–	–	4.4
Loans and advances to customers:(1)
– Advances secured on residential property	154.7	–	–	–	–	–	154.7
– Corporate loans	–	–	6.1	–	24.0	1.9	32.0
– Finance leases	–	–	–	–	0.7	6.0	6.7
– Other unsecured loans	–	6.1	–	–	–	0.1	6.2
– Amounts due from fellow Banco Santander subsidiaries and joint ventures	–	–	–	–	–	1.1	1.1
Loans and advances to customers (gross)	154.7	6.1	6.1	–	24.7	9.1	200.7
Less: impairment loss allowances							(1.0)
Loans and advances to customers, net of impairment loss allowances							199.7
							204.1

2015
Loans and advances to banks	–	–	–	3.5	–	–	3.5
Loans and advances to customers:(1)
– Advances secured on residential property	153.3	–	–	–	–	–	153.3
– Corporate loans	–	–	6.1	–	25.5	0.3	31.9
– Finance leases	–	–	–	–	–	6.3	6.3
– Other unsecured loans	–	6.3	–	–	–	–	6.3
– Amounts due from fellow Banco Santander subsidiaries and joint ventures	–	–	–	–	–	1.4	1.4
Loans and advances to customers (gross)	153.3	6.3	6.1	–	25.5	8.0	199.2
Less: impairment loss allowances							(1.2)
Loans and advances to customers, net of impairment loss allowances							198.0
							201.5

(1)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet. They also exclude loans classified as ‘Financial assets designated at fair value’.

For more industry information, see ‘Other key risks and areas of focus – country risk exposures’. We also provide further portfolio analyses on committed exposures, which are typically higher than the balance sheet value, in the following ‘Credit risk review’ sections.

Forbearance summary

The customer loans in the tables below and in the remainder of the ‘Credit risk’ section are presented differently from the balances in the Consolidated Balance Sheet. The main difference is that the customer loans below exclude inter-company balances. We disclose inter-company balances separately in the Notes to the Consolidated Financial Statements. In addition, customer loans are presented on an amortised cost basis and exclude interest we have accrued but not charged to customers’ accounts yet.

The table below shows customer loans that are subject to forbearance. For more on forbearance on mortgages in Retail Banking, as well as forbearance in Commercial Banking, Global Corporate Banking, and Corporate Centre, see the sections that follow.

	2016		2015
	Customer loans	Forbearance	Customer loans		Forbearance
	£bn	£m	£bn		£m
Retail Banking:	168.6	1,935	167.0	(1)	3,868	(1)
– Residential mortgages	154.3	1,766	152.8		3,668
– Business banking	2.3	94	2.3		160
– Consumer finance	6.8	–	6.3		–
– Other unsecured lending	5.2	75	5.6		40
Commercial Banking	19.4	534	18.7	(1)	545	(1)
Global Corporate Banking	5.7	21	5.5		10
Corporate Centre	6.5	37	7.4		120
	200.2	2,527	198.6		4,543

(1)	Restated. For discussion see Note 46

2016 compared to 2015 – Forbearance exit criteria (unaudited)

As described in ‘Forbearance’ in ‘Credit risk management’ earlier in this section, we changed our exit criteria on forbearance in the first half of 2016. Applying these exit criteria to our customer loans at 31 December 2015, the loans reported as forborne in the table above would reduce from £4,543m to £2,719m.

52     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Credit performance

	Customer loans	NPLs(1)(2)	NPL ratio(3)	NPL coverage(4)	Gross write-offs	Impairment
						loss allowances
	£bn	£m	%	%	£m	£m
2016
Retail Banking:	168.6	2,340	1.39	28	210	651
– Residential mortgages	154.3	2,110	1.37	13	33	279
– Business banking	2.3	108	4.70	53	24	57
– Consumer finance	6.8	32	0.47	456	30	146
– Other unsecured lending	5.2	90	1.73	188	123	169
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	–	57
Corporate Centre	6.5	73	1.12	84	51	61
	200.2	2,994	1.50	33	271	989

2015
Retail Banking:(5)	167.0	2,520	1.51	33	248	823
– Residential mortgages	152.8	2,252	1.47	19	40	424
– Business banking	2.3	155	6.74	48	43	75
– Consumer finance	6.3	28	0.44	486	22	136
– Other unsecured lending	5.6	85	1.52	221	143	188
Commercial Banking(5)	18.7	439	2.35	45	47	199
Global Corporate Banking	5.5	10	0.18	330	28	33
Corporate Centre	7.4	87	1.18	117	45	102
	198.6	3,056	1.54	38	368	1,157

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	All NPLs continue accruing interest.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.
(5)	Restated. For discussion see Note 46

2016 compared to 2015 (unaudited)

The total NPL ratio improved to 1.50% (2015: 1.54%), with all loan books performing well.

Lower NPL and coverage ratios in Retail Banking were driven by the quality of our mortgage portfolio, the positive impact on our collateral from the continued rise in house prices, as well as an update to our mortgage model.

The NPL ratio for Commercial Banking increased to 2.67% (2015: 2.35%), partly due to a loan of £50m that moved to non-performance, but which fully repaid in early 2017. In Global Corporate Banking, the NPL ratio increased to 1.11% (2015: 0.18%), with a loan of £43m that also moved to non-performance.

For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other segments – credit risk review’ sections.

Corporate lending

	Customer loans	NPLs(1)(2)	NPL ratio(3)	NPL coverage(4)	Gross write-offs	Impairment
						loss allowances
	£bn	£m	%	%	£m	£m
2016
Business banking	2.3	108	4.70	53	24	57
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	–	57
Total corporate lending	27.4	689	2.51	48	34	334

2015
Business banking	2.3	155	6.74	48	43	75
Commercial Banking	18.7	439	2.35	45	47	199
Global Corporate Banking	5.5	10	0.18	330	28	33
Total corporate lending	26.5	604	2.28	51	118	307

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	All NPLs continue accruing interest.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.

Santander UK Group Holdings plc     53

Annual Report 2016

Risk review

Credit risk – Retail Banking

Overview

We offer a full range of retail products and services through our branches, the internet, digital devices and over the phone, as well as through intermediaries.

Credit risk management

In this section, we explain how we manage and mitigate credit risk.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance and portfolios of particular interest. Our main portfolios are:

Residential mortgages – This is our largest portfolio. We lend to customers of good credit quality (prime lending). Most of our mortgages are for owner-occupied homes. We also have some buy-to-let mortgages where we focus on non-professional landlords with small portfolios.

Business banking – This comprises small business customers with annual turnover up to £6.5m per annum.

Consumer finance – This includes financing for cars, vans, motorbikes and caravans – so long as they are privately bought.

Other unsecured lending – This includes personal loans, credit cards and bank account overdrafts.

RETAIL BANKING – CREDIT RISK MANAGEMENT

For more on our approach to credit risk at a Santander UK group level, see pages 45 to 46.

In Retail Banking, our customers are individuals and small businesses. We have a high volume of customers and transactions and they share similar credit characteristics, like their credit score or LTV. As a result, we manage our overall credit risk by looking at portfolios or groups of customers who share similar credit characteristics. Where we take this approach, we call them ‘standardised’ customers.

Exactly how we group customers into segments depends on the portfolio and the stage of the credit risk lifecycle. For example, we may segment customers at origination by their credit score. For accounts in arrears, we may segment them by how fast they improve or worsen. We regularly review each segment compared with our expectations for its performance, budget or limit.

1. Risk strategy and planning

For more on how we set our risk strategy and plans for Retail Banking, see the ‘Santander UK group level – credit risk management’ section.

2. Assessment and origination

We undertake a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We do this mainly by looking at affordability and the customer’s credit profile:

Affordability

We take proportionate steps to establish that the customer will be able to make all the repayments on the loan over its full term. As part of this, we assess the risk that they will not pay us back. We do this by a series of initial affordability and credit risk assessments. If the loan is secured, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. For unsecured products that have fixed interest rates, affordability reviews for these products do not consider the impact of increases in interest rates. We regularly review the way we calculate affordability and refine it when we need to. This can be due to changes in regulations, the economy or our risk profile.

Credit profile

We look at each customer’s credit profile and signs of how reliable they are at repaying credit. When they apply, we use the data they give us, and:

–	Credit policy: these are our rules and guidelines. We review them regularly to make sure our decisions are consistent and fair, and align to the risk profile we want. For secured lending, we look at the property and the LTV as well as the borrower
–	Credit scores: these are based on statistics about the factors that make people fail to pay off debt. We use these to build models of what is likely to happen in the future. These models give a credit score to the customer or the loan they want, to show how likely it is to be repaid. We regularly review these models
–	Credit reference agencies: data from credit reference agencies about how the borrower has handled credit in the past
–	Other Santander accounts: we look at how the customer is using their other accounts with us.

54     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

How we make the decision

Many of our decisions are automated as our risk systems contain data about affordability and credit history. We tailor the process and how we assess the application based on the type of product being taken. More complex transactions often need greater manual assessment. This means we have to rely more on our credit underwriters’ skill and experience in making the decision. This is particularly true for secured lending, where we might need to do more checks on the customer’s income, or get a property valuation from an approved surveyor, for example.

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description

Residential mortgages

Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, we get an approved surveyor to value the property. We have our own guidelines for valuations, which build on guidance from the Royal Institution of Chartered Surveyors (RICS). For remortgages and some loans where the LTV is 75% or less, we might use an automated valuation instead.

Business banking

Includes secured and unsecured lending. We can take mortgage debentures as collateral if the business is incorporated. These are charges over a company’s assets. We can also take guarantees, but we do not treat them as collateral, and we do not put a cash value on them unless they are secured against a tangible asset. We base our lending decision on the customer’s trading cash flow. If they default, we will work with defaulted customers to consider debt restructuring options. We generally do not enforce our security over their assets except as a last resort. In which case, we might appoint an administrator or receiver.

Consumer finance

Collateral is in the form of legal ownership of the vehicle for most consumer finance loans, with the customer being the registered keeper. Only a very small proportion of the vehicle consumer finance business is underwritten as a personal loan. In these cases there is no collateral or security tied to the loan. We use a leading vehicle valuation company to assess the LTV at the proposal stage.

Unsecured lending	Unsecured lending means there is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.

3. Monitoring

Our risk assessment does not end once we have made the decision to lend. We monitor credit risk across the credit risk lifecycle, mostly using IT systems. There are three main parts:

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

The way we use this monitoring to manage risk varies by product. For revolving credit facilities like credit cards and overdrafts, it might lead us to raise or lower credit limits. Our monitoring can also mean we change our minds about whether a product is still right for a customer. This can influence whether we approve an application for refinancing. In these ways we can balance our customers’ needs and their ability to manage credit.

For secured lending, our monitoring also needs to take account of changes in property prices. We estimate the property’s current value every three months. We use statistical models based on recent sales prices and valuations in that local area. A lack of data can mean our confidence in the model’s valuation drops below a certain minimum level, and in that case we use the House Price Index (HPI) instead.

If we find evidence that a customer is in financial difficulties, we contact them about arrears management including forbearance, which we explain in more detail below.

4. Arrears management

We have several strategies for managing arrears and these can be used before the customer has formally defaulted, or as early as the day after a missed payment. We assess the problems a customer is having, so we can offer them the right help to bring their account up to date as soon as possible.

The strategy we use depends on the risk and the customer’s circumstances. We provide a range of tools to assist customers in reaching an affordable and acceptable solution. That could mean visiting the customer, offering debt counselling by a third party, or paying off the debt using money from their other accounts with us (where we have the right to do so).

Forbearance

If a customer lets us know they are having financial difficulty, we aim to come to an arrangement with them before they actually default. Their problems can be the result of losing their job, falling ill, a relationship breaking down, or the death of someone close to them.

Forbearance is mainly for mortgages and unsecured loans.

Santander UK Group Holdings plc     55

Annual Report 2016

Risk review

Forbearance options include extending the term to make monthly payments more manageable, or reducing payment obligations but this is considered on a case by case basis to ensure we continue to lend responsibly, help customers be able to continue to afford their payments and is undertaken in line with risk policies we have in place. We may offer the following types of forbearance. We only do this if our assessments indicate the customer can meet the revised payments:

Action	Description

Capitalisation	We offer two main types, which are often combined with term extensions and, in the past, interest-only concessions:

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

When we agree to any forbearance, we review our impairment loss allowances for them. These accounts may stay in our performing portfolio but we report them separately as forborne.

If an account is performing when we agree forbearance, we automatically classify it as forborne. We only classify it as NPL once it meets our standard criteria for NPL. If an account is in NPL when we agree forbearance, we keep it in the NPL category until the customer repays all the arrears, including those that existed before forbearance started.

Other changes in contract terms

Apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer and the customer outcome. These customers showed no signs of financial difficulties at the time, so we do not classify the contract changes as forbearance, and most of the loans were repaid without any problems. We do not classify insolvency solutions for credit card customers as forbearance. This is because they are set by regulations and codes of practice, not by our policy.

5. Debt recovery

When a customer cannot or will not keep to an agreement for paying off their arrears, we will consider recovery options. We only do this once we have tried to get the account back in order. To recover what we are owed, we may use a debt collection agency, sell the debt to another company, or take the customer to court.

For secured retail loans (mostly mortgages), we can delay legal action. That can happen if the customer shows evidence that they will be able to pay off the mortgage or pay back the arrears. We aim to repossess only as a last resort when other options have been exhausted or if necessary to protect the property from damage or third party claims.

We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations on each property, as well as the estimated cost of selling it. These form the basis of our impairment loss allowance calculations. Where we do enforce the possession of properties held as collateral, we use external agents to realise the value and settle the debt. During this process we do not own the property but we do administer the sale process. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with insolvency regulations.

Risk measurement and control

Retail Banking involves managing large numbers of accounts, so it produces a huge amount of data. This allows us to take a more analytical and data intense approach to measuring risk. This is reflected in the wide range of statistical models we use across the credit risk lifecycle. We use:

–	Risk strategy and planning: econometric models
–	Assessment and origination: application scorecards, and attrition, pricing, impairment and capital models
–	Monitoring: behavioural scorecards and profitability models
–	Arrears management: models to estimate the proportion of cases that will result in possession (known as roll rates)
–	Debt recovery: recovery models.

We assess and review our impairment loss allowances regularly and have them independently reviewed. We look at a number of factors, including the cash flow available to service debt. We also use an agency to value collateral – mostly mortgages.

56     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

RETAIL BANKING – CREDIT RISK REVIEW

RESIDENTIAL MORTGAGES

We offer mortgages to people who want to buy a property, and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small amount of lending in the Isle of Man and Jersey.

Borrower profile

In this table, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are external customers who are remortgaging with us. We have not included internal remortgages, further advances and any flexible mortgage drawdowns in the new business figures.

	Stock				New business
	2016		2015(1)		2016		2015(1)
	£m	%	£m	%	£m	%	£m	%
First-time buyers	29,143	19	29,659	19	4,193	17	4,493	18
Home movers	68,158	44	67,130	45	11,072	45	12,319	49
Remortgagers	50,325	33	51,074	33	7,092	29	6,023	24
Buy-to-let	6,648	4	4,956	3	2,212	9	2,393	9
	154,274	100	152,819	100	24,569	100	25,228	100

(1)	The 2015 numbers in this table are unaudited.

2016 compared to 2015 (unaudited)

The mortgage borrower mix remained broadly unchanged, reflecting underlying stability in target market segments, product pricing and our distribution strategy.

We continued to build our buy-to-let book by focusing on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for the majority of the volume in the buy-to-let market. In 2016 we completed 12,400 buy-to-let mortgages, representing 9% of the value of our new business flow, at an average LTV of 67%. In line with the market, we saw a spike in buy-to-let mortgages ahead of the April 2016 stamp duty increase. Buy-to-let lending was lower in the quarters following the stamp duty increase, but remained positive.

In addition to the new business included in the table above, there were £18.1bn (2015: £18.0bn) of internal remortgages where we kept existing customers with maturing products on new mortgages. We also provided £1.2bn (2015: £1.3bn) of further advances and flexible mortgage drawdowns.

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	2016		2015
	£m	%	£m	%
Fixed rate	91,817	59	82,570	54
Variable rate	33,627	22	34,402	23
Standard Variable Rate (SVR)	28,830	19	35,847	23
	154,274	100	152,819	100

2016 compared to 2015 (unaudited)

SVR attrition was driven by customer refinancing, either internally or through remortgaging, repayments and customer sentiment over expected lower for longer interest rates. The SVR attrition was £7,017m (2015: £8,014m).

Santander UK Group Holdings plc     57

Annual Report 2016

Risk review

Geographical distribution

The Santander UK new business data in these tables cover each of the years we show. The Council of Mortgage Lenders (CML) new business data for 2016 covers the nine months ended 30 September 2016 because that was the only data available for 2016 when we went to print. The percentages are calculated on a value weighted basis.

UK region	2016			2015
	Santander UK		CML (unaudited)	Santander UK		CML (unaudited)
	Stock	New business	New business	Stock	New business	New business
	%	%	%	%	%	%
London	24	27	18	23	28	21
Midlands and East Anglia	13	13	17	13	13	16
North	15	12	17	15	12	16
Northern Ireland	2	1	1	3	1	1
Scotland	5	3	7	5	4	7
South East excluding London	30	34	28	30	32	27
South West and Wales and other	11	10	12	11	10	12
	100	100	100	100	100	100

2016 compared to 2015 (unaudited)

At 31 December 2016, the lending profile of the portfolio continued to represent a geographical footprint across the UK, while continuing to reflect a concentration around London and the South East.

Larger loans

The mortgage asset stock of larger loans was:

Stock – individual mortgage loan size	South East including London		UK
	2016	2015	2016	2015
	£m	£m	£m	£m
<£0.25m	48,355	50,325	110,415	114,555
£0.25m–£0.50m	25,040	21,848	32,871	29,060
£0.50m–£1.0m	8,438	6,828	9,668	7,922
£1.0m–£2.0m	1,099	1,060	1,161	1,123
>£2.0m	157	155	159	159

At 31 December 2016, there were 65 (2015: 64) individual mortgages greater than £2m. During the year there were 13 (2015: 25) new individual mortgages greater than £2m.

Average loan size for new business

The average loan size for new business in 2016 and 2015 was:

UK region	2016	2015
	£000	£000
South East including London	264	248
Rest of the UK	144	136
UK as a whole	198	186

The loan-to-income multiple of mortgage lending during the year, representing average earnings of new business at inception, was 3.16 (2015: 3.10).

58     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Loan-to-value analysis

This table shows the LTV distribution for mortgage asset stock, NPL stock and new business. We used our estimate of the property’s value at the balance sheet date. We have included fees added to the loan in the calculation. If the product is on flexible terms, the calculation only includes the drawn loan amount, not undrawn limits.

LTV	2016			2015
		of which:			of which:
	Stock	NPL stock	New business	Stock	NPL stock	New business
	%	%	%	%	%	%
<50%	46	39	17	40	33	16
>50–75%	41	36	43	42	36	41
>75–80%	5	5	15	6	6	16
>80–85%	3	4	8	4	5	11
>85–90%	2	3	10	3	4	12
>90–95%	1	3	7	2	3	4
>95–100%	1	2	–	1	3	–
>100% i.e. negative equity	1	8	–	2	10	–
	100	100	100	100	100	100
Collateral value of residential properties(1)(2)	£153,989m	£2,043m	£24,569m	£152,432m	£2,190m	£25,228m

	%	%	%	%	%	%
Simple average(3) LTV (indexed)	43	46	65	45	50	65
Valuation weighted average(4) LTV (indexed)	39	40	60	41	44	60

(1)	Includes collateral against loans in negative equity of £1,588m at 31 December 2016 (2015: £2,285m).
(2)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of over-collateralisation (where the collateral has a higher value than the loan balance).
(3)	Unweighted average of LTV of all accounts.
(4)	Total of all loan values divided by the total of all valuations.

2016 compared to 2015 (unaudited)

In 2016, we maintained our prudent lending criteria, with an average LTV of 65% on new lending (2015: 65%). Our lending with an LTV of over 85% accounted for 17% of new business flow (2015: 16%). Stock LTV was lower at 43% (2015: 45%).

At 31 December 2016, the parts of the loans in negative equity which were effectively uncollateralised (before taking account of impairment loss allowances) reduced to £285m (2015: £387m).

Credit performance

	2016	2015
	£m	£m
Mortgage loans and advances to customers of which:	154,274	152,819
Performing(1)	150,895	148,963
Early arrears:	1,269	1,604
– 31 to 60 days	793	979
– 61 to 90 days	476	625
NPLs:(2)(3)	2,110	2,252
– By arrears	1,578	1,826
– By bankruptcy	21	34
– By maturity default	316	263
– By forbearance	160	83
– By properties in possession (PIPs)	35	46

(1)	Excludes mortgages where the customer did not pay for between 31 and 90 days, arrears, bankruptcy, maturity default, forbearance and PIPs NPLs. Includes £2,959m of mortgages (2015: £3,486m) where the customer did not pay for 30 days or less.
(2)	We define NPLs in the ‘Credit risk management’ section.
(3)	All NPLs are in the UK and continue accruing interest.

Santander UK Group Holdings plc     59

Annual Report 2016

Risk review

Non-performing loans and advances(1)

	2016	2015
	£m	£m
Mortgage loans and advances to customers of which:	154,274	152,819
Early arrears	1,269	1,604
NPLs(2)	2,110	2,252
Impairment loss allowances	279	424

	%	%
Early arrears ratio(3)	0.82	1.05
NPL ratio(4)	1.37	1.47
Coverage ratio(5)	13	19

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	All NPLs are in the UK and continue accruing interest.
(3)	Mortgages in early arrears as a percentage of mortgages.
(4)	Mortgage NPLs as a percentage of mortgages.
(5)	Impairment loss allowances as a percentage of NPLs.

NPL movements in 2016

We analyse NPL movements in 2016 in the table below. ‘Entries’ are loans which we have classified as NPL in the year and exclude ‘Policy entries’ that are due to definition changes. ‘PIP sales’ are loans that have been legally discharged when we have sold the property, and include any written-off portion. ‘Exits’ are loans that have been repaid (in full or in part), and loans that have returned to performing status. Forbearance activity does not change the NPL status.

£m
At 1 January 2016	2,252
Entries	974
PIP sales	(71)
Exits	(1,045)
At 31 December 2016	2,110

2016 compared to 2015 (unaudited)

In 2016, mortgage NPLs decreased to £2,110m at 31 December 2016 (2015: £2,252m) and the NPL ratio decreased to 1.37% (2015: 1.47%). Lower NPL and coverage ratios were driven by the improving quality of our mortgage portfolio, the continued rise in house prices, as well as an update to our mortgage model. There were no policy entries into NPLs in the year.

60     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Forbearance

Forbearance started in the year(1)

The balances that entered forbearance in 2016 and 2015 were:

	2016		2015
	£m	%	£m	%
Capitalisation	330	68	287	61
Term extension	152	32	167	35
Interest-only	–	–	19	4
	482	100	473	100

(1)	The figures reflect the forbearance activity in the year, regardless of whether there was any forbearance on the accounts before.

Forbearance total position(1)

The balances at 31 December 2016 and 2015, analysed by their payment status at the year-end and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Total	Impairment
					loss allowances
	£m	£m	£m	£m	£m
2016
In arrears	293	78	226	597	24
Performing	466	222	481	1,169	7
	759	300	707	1,766	31
Proportion of portfolio	0.5%	0.2%	0.4%	1.1%

2015
In arrears	412	123	305	840	34
Performing	1,278	711	839	2,828	27
	1,690	834	1,144	3,668	61
Proportion of portfolio	1.1%	0.5%	0.7%	2.4%

(1)	We base forbearance type on the first forbearance on the accounts. Tables only show accounts that were open at the year-end.

2016 compared to 2015 (unaudited)

The forbearance started in 2016 increased slightly compared to 2015. We changed our forbearance policy in March 2015, so we no longer offer interest-only concessions to customers in financial difficulties. Instead, we offer reduced repayment arrangements for a time. Their account stays on capital and interest terms and any shortfall in capital repayment is added to the arrears.

At 31 December 2016, the total stock of forbearance reduced by 52% to £1,766m (2015: £3,668m). This decrease was mainly due to the application of exit criteria to our forbearance policy in 2016 as described in ‘Forbearance’ in ‘Credit risk management’ in the ‘Credit risk – Santander UK group level’ section. Applying these exit criteria to our forbearance stock at 31 December 2015, the loans reported as forborne would reduce by £1,652m to £2,016m.

At 31 December 2016, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments decreased slightly to 74% (2015: 85%). Accounts in forbearance that were performing decreased to £1.2bn or 66% by value (2015: £2.8bn or 77% by value) mainly due to the application of exit criteria as described above. The weighted average LTV of all accounts in forbearance was 36% (2015: 35%) compared to the weighted average portfolio LTV of 39% (2015: 41%).

At 31 December 2016, impairment loss allowances as a percentage of the overall mortgage portfolio were 0.18% (2015: 0.28%). The equivalent ratio for performing accounts in forbearance was 0.60% (2015: 0.95%), and for accounts in arrears in forbearance was 4.02% (2015: 4.07%). The higher ratios for accounts in forbearance reflect the higher levels of impairment loss allowances we hold on these accounts. This reflects the higher risk on them.

At 31 December 2016, the carrying value of mortgages classified as multiple forbearance increased to £128m (2015: £98m).

Other changes in contract terms

At 31 December 2016, there were £5.1bn (2015: £5.7bn) of other mortgages on the balance sheet that we had modified since January 2008. We agreed these modifications in order to keep a good relationship with the customer. The customers were not showing any signs of financial difficulty at the time, so we don’t classify these changes as forbearance.

We keep the performance and profile of the accounts under review. At 31 December 2016:

–	The average LTV was 35% (2015: 39%) and 94% (2015: 94%) of accounts had made their last six months’ contractual payments
–	The proportion of accounts that were 90 days or more in arrears was 1.57% (2015: 1.60%).

Santander UK Group Holdings plc     61

Annual Report 2016

Risk review

PORTFOLIOS OF PARTICULAR INTEREST

Introduction (unaudited)

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

Customers with interest-only mortgages have to make arrangements to repay the principal at the end of the mortgage. We have a strategy to make sure that we tell these customers that they have to do this. We send them messages with their annual mortgage statements, and we run contact campaigns to encourage them to tell us how they plan to repay. We have done this for all customers whose mortgages mature before 2020, and we are extending these campaigns to those with later maturities.

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

We no longer offer flexible loan products for new mortgages.

We analyse the flexible loans portfolio to identify customers who might be using these facilities to self-forbear (such as regularly drawing down small amounts). If there is any sign that the credit risk has significantly increased, we reflect this in our provision calculations.

Loans with an LTV >100%

Where the mortgage balance is more than the property is now worth, we cannot recover the full value of the loan by repossessing and selling the property. This means there is a higher credit risk on these loans. In some cases, property prices have fallen, so mortgages we gave in the past with lower LTVs now have LTVs greater than 100%. Before 2009, we sometimes allowed customers to borrow more than the price of the property.

Buy-to-let loans

Given that we have a relatively small share of the buy to let market, we believe that we still have an opportunity to grow our presence in a controlled manner. We focus on non-professional landlords, as this segment is more closely aligned with residential mortgages and covers most of the buy-to-let market. Our policy is that buy-to-let mortgages should finance themselves, with the rent covering the mortgage payments and other costs. Even so, there is always the risk that income from the property may not cover the costs – if the landlord cannot find tenants for a while, for example.

In recent years, we refined our buy-to-let proposition to appeal to a wider catchment, and we have improved our systems to cater for this segment. We have prudent lending criteria, and specific policies for buy-to-let. We will lend on up to five buy-to-let properties, to a maximum 75% LTV. The first applicant must earn a minimum basic income of at least £25,000 per year, and we require evidence of income in all cases.

We also use a buy-to-let affordability rate as part of our assessment about whether or not to lend. This means that the rental income must be at least 145% of the monthly mortgage interest payments when calculated using a stressed interest rate. During the year we increased this from 125% to reflect the reduction in mortgage interest tax relief for higher rate tax paying landlords.

The arrears performance of these mortgages has continued to be relatively stable with arrears and loss rates remaining low.

62     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Portfolios of particular interest loans – borrower profile(1)

				2016		2015
				Stock £m	New business £m	Stock £m	New business £m
Full interest-only loans				41,707	3,404	44,050	4,178
Part interest-only, part repayment loans(2)				14,535	1,567	15,299	1,996
Flexible loans(3)				16,853	251	19,107	508
Loans with LTV >100%				1,873	–	2,672	–
Buy-to-let				6,648	2,212	4,956	2,393
Interest-only and LTV >100%				1,411	–	1,980	1

(1)  Where a loan falls into more than one category, we have included it in all the categories that apply.

(2)  Mortgage balance includes both the interest-only part of £10,560m (2015: £10,918m) and the non-interest-only part of the loan.

(3)  Flexible loans new business consists of drawdowns under existing facilities. We no longer offer flexible loans for new mortgages.

2016 compared to 2015 (unaudited)

In 2016, the value and proportion of interest-only loans together with part interest-only, part repayment loans reduced, reflecting our strategy to manage down the overall exposure to this lending profile.

Buy-to-let lending in 2016 remained stable at 9% (2015: 9%) of new business as described in the ‘Borrower profile’ section. From a mortgage asset stock perspective, loans with a current LTV >100% at 31 December 2016 decreased to 1% (2015: 2%) driven by rising house prices.

Portfolios of particular interest loans – credit performance

		Segment of particular interest(1)
	Total £m	Interest-only £m	Part interest-only, part repayment £m	Flexible(2) £m	LTV >100% £m	Buy-to-let £m	Other portfolio(3) £m
2016
Mortgage portfolio	154,274	41,707	14,535	16,853	1,873	6,648	90,570
Performing	150,895	40,185	14,066	16,472	1,661	6,621	89,483
Early arrears:
– 31 to 60 days	793	360	111	71	33	7	314
– 61 to 90 days	476	224	70	45	22	2	191
NPLs	2,110	938	288	265	157	18	582
NPL ratio	1.37%	2.25%	1.98%	1.57%	8.38%	0.27%	0.64%
PIPs	35	15	7	4	13	1	9

2015
Mortgage portfolio	152,819	44,050	15,299	19,107	2,672	4,956	84,786
Performing	148,963	42,280	14,742	18,711	2,358	4,929	83,537
Early arrears:
– 31 to 60 days	979	441	143	81	48	7	382
– 61 to 90 days	625	289	87	52	38	5	238
NPLs	2,252	1,040	327	263	228	15	629
NPL ratio	1.47%	2.36%	2.14%	1.38%	8.53%	0.30%	0.74%
PIPs	46	23	9	6	22	1	9

(1)	Where a loan falls into more than one category, we have included it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(3)	Includes other loans that are not in any segment of particular interest.

Santander UK Group Holdings plc     63

Annual Report 2016

Risk review

Portfolios of particular interest loans – interest only sub analysis (unaudited)

Full interest-only maturity profile
	Term expired £m	Within 2 years £m	Between 2-5 years £m	Between 5-15 years £m	Greater than 15 years £m	Total £m
2016
Full interest-only portfolio	506	1,884	3,308	21,154	14,855	41,707
of which value weighted average LTV (indexed) is >75%	36	241	239	2,483	1,957	4,956

2015
Full interest-only portfolio	429	1,840	3,464	20,601	17,716	44,050
of which value weighted average LTV (indexed) is >75%	30	264	382	3,137	3,714	7,527
Part interest-only, part repayment maturity profile
	Term expired £m	Within 2 years £m	Between 2-5 years £m	Between 5-15 years £m	Greater than 15 years £m	Total £m
2016
Part interest-only, part repayment portfolio	7	230	722	6,237	7,339	14,535
of which value weighted average LTV (indexed) is >75%	–	7	24	529	851	1,411

2015
Part interest-only, part repayment portfolio	5	230	726	6,231	8,107	15,299
of which value weighted average LTV (indexed) is >75%	–	9	30	642	1,301	1,982

2016 compared to 2015

At 31 December 2016, interest-only loans, part interest-only, part repayment loans, and loans with an LTV >100% had a higher than average NPL ratio. However, NPLs for these portfolios reduced in 2016 in line with wider portfolio trends.

For full interest-only mortgages, of the total £506m that was term expired at 31 December 2016, 92% continued to pay the interest due under the expired contract terms. Of the £822m that matured in 2016:

–	£448m was subsequently repaid
–	£nil was refinanced under normal credit terms
–	£39m was refinanced under forbearance arrangements
–	£335m remained unpaid and was classified as term expired at 31 December 2016.

For part interest-only, part repayment mortgages, of the £64m that matured in 2016:

–	£53m was subsequently repaid
–	£nil was refinanced under normal credit terms
–	£7m was refinanced under forbearance arrangements
–	£4m remained unpaid and was classified as term expired at 31 December 2016.

At 31 December 2016, there were 103,213 (2015: 113,232) flexible mortgage customers, with undrawn facilities of £6,373m (2015: £6,608m) and a utilisation rate of 66% (2015: 68%). The portfolio’s value weighted LTV (indexed) was 31% (2015: 32%).

At 31 December 2016 the stock of PIPs of £35m (2015: £46m) remained low.

Portfolios of particular interest loans – forbearance(1)(2)

The main types of forbearance arrangements which started in 2016 and 2015 were:

	Interest-only(3)	Flexible	LTV >100%	Buy-to-let
2016
Total value	£322m	£56m	–	£9m
Proportion of the total forbearance started in the year	67%	12%	–	2%

2015
Total value	£290m	£60m	–	£8m
Proportion of the total forbearance started in the year	61%	13%	–	2%

(1)	The figures reflect the amount of forbearance in the year, regardless of whether any forbearance on the accounts before.
(2)	Where a loan falls into more than one category, we have included it in all the categories that apply.
(3)	Comprises full interest-only loans and part interest-only, part repayment loans.

2016 compared to 2015 (unaudited)

The forbearance started in 2016 was higher than in 2015, broadly in line with the overall increases seen in flows into forbearance in 2016.

64     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

BUSINESS BANKING, CONSUMER FINANCE AND OTHER UNSECURED LENDING

We provide business banking, consumer finance and other unsecured finance for personal customers. This includes personal loans, credit cards and bank account overdrafts.

Lending

We analyse movements in 2016 and 2015 in the tables below.

			Other unsecured
	Business(2) banking £m	Consumer finance £m	Personal loans £m	Credit cards £m	Overdrafts £m	Total £m
2016
At 1 January	2,413	6,290	2,201	2,834	536	14,274
Net lending in the year(1)	(86)	474	28	(341)	15	90
At 31 December	2,327	6,764	2,229	2,493	551	14,364

2015
At 1 January	2,644	3,303	2,208	2,247	544	10,946
Net lending in the year(1)	(231)	526	(7)	587	(8)	867
Acquisitions	–	2,461	–	–	–	2,461
At 31 December	2,413	6,290	2,201	2,834	536	14,274
(1) Includes consumer finance gross lending of £3,111m in 2016 (2015: £2,958m). (2) Restated. For discussion see Note 46 Credit performance
			Other unsecured
	Business(6) banking £m	Consumer finance £m	Personal loans £m	Credit cards £m	Overdrafts £m	Total £m
2016
Loans and advances to customers of which:	2,327	6,764	2,229	2,493	551	14,364
Performing(1)	2,216	6,682	2,188	2,422	501	14,009
Early arrears	3(2)	50	24	23	25	125
NPLs(3)	108	32	17	48	25	230
Impairment loss allowances	57	146	55	77	37	372

NPL ratio(4)						1.60%
Coverage ratio(5)						162%

2015
Loans and advances to customers of which:	2,413	6,290	2,201	2,834	536	14,274
Performing(1)	2,254	6,217	2,157	2,771	483	13,882
Early arrears	4(2)	45	27	23	25	124
NPLs(3)	155	28	17	40	28	268
Impairment loss allowances	75	136	60	86	42	399

NPL ratio(4)						1.88%
Coverage ratio(5)						149%

(1)	Excludes loans and advances to customers where the customer did not pay for between 31 and 90 days and NPLs.
(2)	Excludes early arrears relating to small business customers transferred from our Commercial Banking segment in the fourth quarter of 2016.
(3)	We define NPLs in the ‘Credit risk management’ section.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio exceeds 100%.
(6)	Restated. For discussion see Note 46

2016 compared to 2015 (unaudited)

Business banking balances were flat, impacted by the economic uncertainty and resulting slowdown in activity. NPLs decreased by 30% to £108m (2015: £155m).

Consumer finance balances increased 8% to £6,764m (2015: £6,290m), with higher retail loans and car dealer funding. Other unsecured lending balances decreased by 5% in an increasingly competitive market.

At 31 December 2016 forbearance across Business banking, Consumer finance and Other unsecured lending reduced by 16% to £169m (2015: £200m).

Santander UK Group Holdings plc     65

Annual Report 2016

Risk review

Credit risk – other segments

Overview

In Commercial Banking, we offer loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.

In Global Corporate Banking, we are exposed to credit risk through lending and selling treasury products to large corporates, and through treasury market activities.

In Corporate Centre, exposures come from asset and liability management of our balance sheet and our non-core and Legacy Portfolios in run-off.

Credit risk management

In this section, we explain how we manage and mitigate credit risk.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance and portfolios of particular interest.

Our main portfolios are:

Commercial Banking	Global Corporate Banking	Corporate Centre

–       SME and mid corporate – banking, lending and treasury services principally to enterprises with an annual turnover up to £500m.

–       Commercial Real Estate – lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.

–       Social Housing – lending and treasury services for UK Housing Associations who own portfolios of residential real estate that is rented out.

–       Sovereign and Supranational – securities issued by local and central governments, and government guaranteed counterparties. We hold them for liquidity needs and short-term trading.

–       Large Corporate – loans and treasury products for large corporates to support their working capital and liquidity needs.

–       Financial Institutions – mainly derivatives, repurchase and reverse repurchase transactions (known as repos and reverse repos), and stock borrowing/lending.

–       Sovereign and Supranational – securities issued by local and central governments, and government guaranteed counterparties, held for liquidity needs.

–       Structured Products – There are two portfolios. The ALCO portfolio is high quality assets, chosen for diversification and liquidity. The Legacy Treasury asset portfolio is mainly asset-backed securities.

–       Derivatives – older total return swaps we held for liquidity, that we are running down.

–       Legacy Portfolios in run-off – assets from acquisitions that do not fit with our strategy. These include certain commercial mortgages.

–      Social Housing – older Social Housing loans that do not fit with our strategy.

OTHER SEGMENTS – CREDIT RISK MANAGEMENT

For more on our approach to credit risk at a Santander UK group level, see pages 45 to 46.

In Commercial Banking, we classify a majority of our customers as non-standardised, but we also have SME customers, a high volume portfolio with smaller individual exposures that we mainly classify as standardised. In Global Corporate Banking and Corporate Centre, we classify all our customers as non-standardised. Non-standardised customer transactions are typically higher in value, and have more diverse credit characteristics than our standardised customer transactions.

We described how we manage credit risk on standardised customers in the previous section ‘Credit risk – Retail Banking’. We take the same approach to managing credit risk on standardised customers in Commercial Banking, Global Corporate Banking and Corporate Centre, except we do not use scorecards and credit reference agencies. In the rest of this section, we explain how we manage credit risk on our non-standardised customers.

1. Risk strategy and planning

For details of how we set risk strategy and plans, see the ‘Santander UK group level – credit risk management’ section. For treasury products, we take credit risk up to limits for each client. We control, manage and report risks on a counterparty basis, regardless of which part of our business takes the risk.

66     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

2. Assessment and origination

We do a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We do this mainly by assigning each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’). To do this, we look at the customer’s financial history and trends in the economy – backed up by the expert judgement of a risk analyst. We review our internal ratings at least every year. We also assess the underlying risk of the transaction, taking into account any mitigating factors (see the following tables) – and how it fits with our risk policies, limits and Risk Appetite, as set by the Board. We consider transactions in line with credit limits approved by the relevant credit authority. Our Executive Risk Control Committee is responsible for setting those limits. In Global Corporate Banking and Corporate Centre, a specialist analyst usually reviews a transaction at the start and over its life. They base their review on the financial strength of the client, its position in its industry, and its management strengths.

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios are as follows.

Commercial Banking:

Portfolio	Description

SME and mid corporate

Includes secured and unsecured lending. We can use covenants (financial or non-financial) to support a customer’s credit rating. For example, we can set limits on how much they can spend or borrow, or how they operate as a business. We can take mortgage debentures as collateral. These are charges over a company’s assets. We can also take guarantees, but we do not treat them as collateral, and we do not put a cash value on them unless they are secured against a tangible asset. We base our lending decision on the customer’s trading cash flow. If they default, we will work with defaulted customers to consider debt restructuring options. We generally do not take control of their assets except when restructuring options have been exhausted or to protect our position in relation to third party claims. In this case, we might appoint an administrator. We also lend against assets (like vehicles and equipment) and invoices for some customers. For assets, we value them before we lend. For invoices, we review the customer’s ledgers regularly and lend against debtors that meet agreed criteria. If the customer defaults, we repossess and sell their assets or collect on their invoices.

Commercial Real Estate

We take a first legal charge on commercial property as collateral. The loan is subject to strict criteria, including the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before we agree the loan, we visit the property and get an independent professional valuation. This valuation assesses the property, the tenant and future demand (such as comparing the market rent to the current rent). Loan agreements typically allow us to get revaluations every 24 months, or more frequently if it is likely covenants may be breached. We also view the property each year.

Social Housing

We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing. The value would be considerably higher if we based it on normal residential use. The value of the collateral is in all cases more than the loan balance. On average, the loan balance is 25% to 50% of the implied market value, using our LGD methodology. We have not had a default, loss or repossession on Social Housing. Older Social Housing loans that do not fit our current business strategy are managed and reported in Corporate Centre.

Global Corporate Banking:

Portfolio	Description

Sovereign and Supranational	In line with market practice, there is no collateral against these assets.

Large Corporate

Most of these loans and products are unsecured, but we attach covenants to our credit agreements. We monitor whether borrowers keep in line with them so we detect any financial distress early. We also have a small structured finance portfolio, where we hold legal charges over the assets we finance.

Financial Institutions

We use standard legal agreements to reduce credit risk on derivatives, repos and reverse repos, and stock borrowing/lending. We also hold collateral and trade through central counterparties (CCPs) to reduce risk.

Netting – We use netting agreements where they have legal force – mainly in the UK, the rest of Europe and the US. These mean that if a counterparty defaults, we can legally offset what we owe them and what they owe us, and settle the net amount. However, netting agreements often do not mean we can offset assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. In line with market practice, we use standard legal agreements. For derivatives, we use ISDA Master Agreements; for repos and reverse repos, we use Global Master Repurchase Agreements; and for stock borrowing/ lending and other securities financing, we use Global Master Securities Lending Agreements.

Collateral – We use the Credit Support Annex with the ISDA Master Agreement. This gives us collateral for our net exposures. The collateral can be cash, securities or equities. For stock borrowing/lending, and repos and reverse repos, it includes high quality liquid debt securities and highly liquid equities listed on major developed markets. For derivatives, it is cash or high quality liquid debt securities. We revalue our exposures and collateral every day and adjust the collateral to reflect any deficits or surpluses. We have processes for controlling how we value and manage collateral. This includes documentation reviews and reporting. Collateral has to meet our ‘collateral parameters’ policy. This controls the quality and how much of any one kind of collateral we can hold. That gives us confidence we will be able to cash in the collateral when a client defaults. We have these controls for both equities and debt securities. The collateral we hold for reverse repos is worth at least 100% of our exposure.

CCPs – These are intermediaries between a buyer and a seller – generally a clearing house. We use CCPs as a way to reduce counterparty credit risk in derivatives.

Santander UK Group Holdings plc     67

Annual Report 2016

Risk review

Corporate Centre:

Portfolio	Description

Sovereign and Supranational	In line with market practice, there is no collateral against these assets.

Structured Products

These are our ALCO and Legacy Treasury asset portfolios. These assets are unsecured, but benefit from senior positions in the creditor hierarchy. Their credit rating reflects the over-collateralisation in the structure, and the assets that underpin their cash flows and repayment schedules.

We use a detailed expected cash flow analysis to assess if there is any impairment. We take into account the structure and assets backing each individual security. We set up an impairment loss allowance if we know an issuer has financial difficulties or they are not keeping to the terms of the contract.

Derivatives	We manage the risk on this portfolio in the same way as for the derivatives in Global Corporate Banking.

Legacy Portfolios in run-off

We often hold collateral through a first legal charge over the underlying asset or cash.

We get independent third party valuations on fixed charge security like aircraft or ships in line with industry guidelines. We then decide if we need to set up an impairment loss allowance. To do that, we bear in mind:

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

3. Monitoring

We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We give our Executive Risk Control Committee a detailed analysis of our credit exposures and risk trends every month. We also report our larger exposures and risks to the Board Risk Committee every month.

Our Watchlist

For non-standardised customers, we also use a Watchlist to help us identify potential problem debt early. Just because a customer is on our Watchlist does not mean they have defaulted. It just means that something has happened that has increased the probability of default. There are several reasons we might put customers on this list. For example, if they suffer a downturn in trade, breach a covenant, lose a major contract, slip into early arrears, or their key management resign. Whatever the trigger, we review the case to assess the potential financial impact.

We classify Watchlist cases as:

–	Enhanced monitoring: for less urgent cases. If they are significant, we monitor them more often
–	Proactive management: for more urgent or serious cases. We may take steps to restructure debt including extending the term, taking more collateral, agreeing a lower credit limit or seeking repayment of the loan through refinancing or other means.

We assess cases on the Watchlist for impairment collectively, unless they are in the hands of our Restructuring & Recoveries team at which point we assess them individually. If a case becomes NPL, we take it off the Watchlist and assess it for impairment individually.

When a customer is included in proactive management, we usually review the value of any collateral as part of working out what to do next. We also assess whether we need to set up an impairment loss allowance. This is based on the expected future cash flows and the value of the collateral compared to the loan balance. We also take into account any forbearance we offer (which we describe later on). This includes whether any extra security or guarantees are available, the likelihood of more equity and the potential to enhance value through asset management.

In Global Corporate Banking and Corporate Centre we monitor the credit quality of our portfolios of treasury products daily. We use both internal and third-party data to detect any potential credit deterioration.

68     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

4. Arrears management

We identify problem debt by close monitoring, supported by our Watchlist process. When there is a problem, our relationship managers are the first to act, supported by the relevant credit risk expert. If a case becomes more urgent or needs specialist attention, and if it becomes NPL, we transfer it to our Restructuring & Recoveries team.

We aim to act before a customer actually defaults (to prevent it, if possible). The strategy we use depends on the type of customer, their circumstances and the level of risk. We use restructuring and rehabilitation tools to try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us.

We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to make sure they are not breaching any covenants, and by having regular dialogue with them. Once a month, we hold Watchlist meetings to agree a strategy for each portfolio. Our Restructuring & Recoveries team attend these meetings, and we may hand over more serious cases to them.

Forbearance

If a customer is having financial difficulty, we will work with them before they actually default to see if the difficulty can be addressed through forbearance. Their problems might be clear from the results of covenant testing, reviews of trading and other data they give us under the terms of their loan or as part of our ongoing conversations with them.

We may offer the following types of forbearance. We only do this if our assessments indicate the customer can meet the revised payments:

Action	Description

Term extension

We can extend the term of the loan. At a minimum, we expect the customer to be able to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term.

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

When we agree to any forbearance, we review our impairment loss allowances for them. These accounts may stay in our performing portfolio but we report them separately as forborne.

If an account is performing when we agree forbearance and there is clear evidence that the customer is consistently meeting their new terms and the risk profile is improving, we classify the loan as fully performing. If an account is in NPL when we agree forbearance, we keep it in the NPL category. Once we see that the customer is consistently meeting the new terms we reclassify the loan as performing.

Santander UK Group Holdings plc     69

Annual Report 2016

Risk review

Other forms of debt management

When customers are in financial difficulty we can also manage debt in other ways, depending on the facts of the specific case:

Action	Description

Waiving or changing covenants

If a borrower breaks a covenant, we can either waive it or change it, taking their latest and future financial position into account. We may also add a condition on the use of any surplus cash (after operating costs) to pay down their debt to us.

Asking for more collateral or guarantees

If a borrower has unencumbered assets, we may accept new or extra collateral in return for revised financing terms. We may also take a guarantee from other companies in the same group and/or major shareholders. We only do this where we believe the guarantor will be able to meet their commitment.

Asking for more equity

Where a borrower can no longer pay the interest on their debt, we may accept fresh equity capital from new or existing investors to change the capital structure in return for better terms on the existing debt.

5. Debt recovery

Consensual arrangements

Where we cannot find a solution like any of the ones we describe above, we look for an exit. If circumstances permit, we aim to do this by agreeing with the borrower that they will sell some or all of their assets on a voluntary basis or agree to give them time to refinance their debt with another lender.

Enforcement and recovery

Where we cannot find a way forward or reach a consensual arrangement, we consider recovery options. This can be through:

–	The insolvency process
–	Enforcing over any collateral
–	Selling the debt on the secondary market
–	Considering other legal action available to recover what we are owed from debtors and guarantors.

If there is a shortfall, we write it off against the impairment loss allowance held, once the sale has gone through. In certain very rare instances we may act as mortgagee in possession of assets held as collateral against non-performing commercial lending. In such cases the assets are carried on our balance sheet and are classified according to our accounting policies.

Risk measurement and control

We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client.

We assess our impairment loss allowances regularly and have them independently reviewed. We look at a number of factors, including the:

–	Cash flow available to service debt
–	Value of collateral, based on third-party professional valuations.

70     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

OTHER SEGMENTS – CREDIT RISK REVIEW

Credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. As a result, committed exposures are typically higher than asset balances.

However, committed exposures can be smaller than the asset balances on the balance sheet due to netting. We show Sovereigns and Supranationals net of short positions and Large Corporate reverse repurchase agreement exposures are shown net of repurchase agreement liabilities and include OTC derivatives. In addition, the derivative and other treasury product exposures (which are classified as ‘Financial Institutions’) shown are also typically lower than the asset balances. This is because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The asset balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Other segments credit risk – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	9 (AAA to AA-) £m	8 (A+ to A) £m	7 (A- to BBB+) £m	6 (BBB to BBB-) £m	5 (BB+ to BB-) £m	4 (B+ to B) £m	1 to 3 (B- to D) £m	Other(1) £m	Total £m
2016
Commercial Banking
SME and mid corporate	22	112	344	2,826	4,219	3,142	533	130	11,328
Commercial Real Estate	–	–	302	5,852	2,754	498	118	1	9,525
Social Housing	1,355	1,499	215	–	–	–	–	–	3,069
	1,377	1,611	861	8,678	6,973	3,640	651	131	23,922
Global Corporate Banking
Sovereign and Supranational	1,025	3,111	977	–	–	–	–	–	5,113
Large Corporate	204	2,028	5,347	9,493	4,296	56	75	1	21,500
Financial Institutions	439	3,877	2,913	597	49	–	–	–	7,875
	1,668	9,016	9,237	10,090	4,345	56	75	1	34,488
Corporate Centre
Sovereign and Supranational	34,474	–	–	–	–	–	–	–	34,474
Structured Products	1,597	1,755	654	–	–	–	–	–	4,006
Derivatives	–	175	312	–	–	–	–	–	487
Legacy Portfolios in run-off(2)	2	1	5	540	215	69	63	480	1,375
Social Housing	3,313	2,707	548	43	–	–	–	–	6,611
	39,386	4,638	1,519	583	215	69	63	480	46,953

2015
Commercial Banking
SME and mid corporate(3)	14	115	330	2,505	4,167	3,235	361	147	10,874
Commercial Real Estate(3)	–	–	656	5,236	3,118	459	186	27	9,682
Social Housing	970	892	257	50	–	–	–	–	2,169
	984	1,007	1,243	7,791	7,285	3,694	547	174	22,725
Global Corporate Banking
Sovereign and Supranational	889	2,889	789	–	–	–	–	–	4,567
Large Corporate	3	1,769	5,963	8,351	3,823	123	32	–	20,064
Financial Institutions	266	3,811	2,982	446	10	–	–	–	7,515
	1,158	8,469	9,734	8,797	3,833	123	32	–	32,146
Corporate Centre
Sovereign and Supranational	24,153	–	–	–	–	–	–	–	24,153
Structured Products	1,437	1,394	761	–	–	–	–	–	3,592
Derivatives	–	484	268	21	–	–	–	–	773
Legacy Portfolios in run-off(2)	–	1	6	702	164	146	84	596	1,699
Social Housing	3,423	2,940	1,072	213	–	–	–	–	7,648
	29,013	4,819	2,107	936	164	146	84	596	37,865

(1)	Consists of smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
(2)	Consists of commercial mortgages and residual structured and asset finance loans (shipping, aviation, and structured finance).
(3)	Restated. For discussion see note 46

Santander UK Group Holdings plc     71

Annual Report 2016

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

	UK	Peripheral	Rest of	US	Rest of	Total
		eurozone	Europe		World
	£m	£m	£m	£m	£m	£m
2016
Commercial Banking
SME and mid corporate	11,188	18	65	57	–	11,328
Commercial Real Estate	9,525	–	–	–	–	9,525
Social Housing	3,069	–	–	–	–	3,069
	23,782	18	65	57	–	23,922
Global Corporate Banking
Sovereign and Supranational	332	977	666	–	3,138	5,113
Large Corporate	17,793	815	2,541	73	278	21,500
Financial Institutions	4,282	582	1,047	1,175	789	7,875
	22,407	2,374	4,254	1,248	4,205	34,488
Corporate Centre
Sovereign and Supranational	26,693	–	1,569	4,770	1,442	34,474
Structured Products	1,352	5	1,524	–	1,125	4,006
Derivatives	312	–	12	163	–	487
Legacy Portfolios in run-off	1,205	–	–	–	170	1,375
Social Housing	6,611	–	–	–	–	6,611
	36,173	5	3,105	4,933	2,737	46,953

2015
Commercial Banking
SME and mid corporate(1)	10,800	25	47	–	2	10,874
Commercial Real Estate(1)	9,682	–	–	–	–	9,682
Social Housing	2,169	–	–	–	–	2,169
	22,651	25	47	–	2	22,725
Global Corporate Banking
Sovereign and Supranational	–	789	872	–	2,906	4,567
Large Corporate	16,858	762	1,926	171	347	20,064
Financial Institutions	3,647	775	1,170	1,277	646	7,515
	20,505	2,326	3,968	1,448	3,899	32,146
Corporate Centre
Sovereign and Supranational	19,354	–	1,093	2,526	1,180	24,153
Structured Products	1,202	2	1,546	50	792	3,592
Derivatives	289	–	194	290	–	773
Legacy Portfolios in run-off	1,420	8	27	21	223	1,699
Social Housing	7,648	–	–	–	–	7,648
	29,913	10	2,860	2,887	2,195	37,865

(1)	Restated. For discussion see Note 46

72     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

2016 compared to 2015 (unaudited)

Commercial Banking

In 2016, our committed exposures increased by 5% to £23.9bn (2015: £22.7bn), despite a competitive environment, economic uncertainty and the resulting slowdown in SME activity this year:

–	Our SME and mid corporate exposures increased by 4% to £11.3bn (2015: £10.9bn) due to growth in the mid corporate portfolio more than offsetting a slight reduction in SME exposures.
–	Our Commercial Real Estate portfolio decreased by 2% to £9.5bn (2015: £9.7bn) as we actively manage exposures to certain segments in line with our proactive risk management practices.
–	Our Social Housing portfolio increased by 41% to £3.1bn (2015: £2.2bn), driven by refinancing of longer-dated loans previously managed in Corporate Centre onto shorter maturities (and on current market terms).

Global Corporate Banking

In 2016, our committed exposures increased by 7% to £34.5bn (2015: £32.1bn) mainly due to increases in our Sovereign and Supranational and Large Corporate portfolios:

–	Sovereign and Supranational exposures increased by 12% to £5.1bn (2015: £4.6bn). Increased holdings, primarily in UK Government securities, were partly offset by decreases in European government securities as part of normal liquid asset portfolio management and short-term markets trading activity. The portfolio profile stayed mainly short-term (up to one year), reflecting the purpose of the holdings. Our rest of world exposures principally comprised of Japan, as in 2015.
–	Large Corporate exposures increased by 7% to £21.5bn (2015: £20.1bn) driven by lending and origination activities relating to project and acquisition finance and transactional services, as well as increased lending to a number of our trading corporate customers. At 31 December 2016, our direct lending committed exposure to oil and gas customers was £1.8bn (2015: £1.7bn) and to mining customers was £1.4bn (2015: £1.2bn). Credit quality remained broadly stable. The portfolio profile stayed mainly short to medium-term (up to five years), reflecting the type of finance we typically provide to support our clients’ needs.
–	Exposures in our Financial Institutions portfolio increased by 5% to £7.9bn (2015: £7.5bn) due to normal business activity.

Corporate Centre

In 2016, committed exposures increased by 24% to £47.0bn (2015: £37.9bn) mainly driven by our Sovereign and Supranational portfolio:

–	Exposures in our Sovereign and Supranational portfolio are mainly cash at central banks and highly-rated liquid assets we hold as part of normal liquid asset portfolio management. The increase of 43% in the overall exposure to £34.5bn (2015: £24.2bn) was driven by an increase in deposits in the UK as well as the purchase of a held-to-maturity portfolio of UK sovereign bonds.
–	Legacy Portfolios in run-off reduced in 2016 by 19% to £1.4bn (2015: £1.7bn) driven by sales of aviation and shipping assets.
–	Social Housing exposures reduced in 2016 by 14% to £6.6bn (2015: £7.6bn) as we continued to refinance longer-dated loans onto shorter maturities (and on current market terms) that are then managed in Commercial Banking.

Santander UK Group Holdings plc     73

Annual Report 2016

Risk review

Other segments – credit risk mitigation

Commercial Banking

At 31 December 2016, the collateral we held against impaired loans was 42% (2015: 42%) of the carrying amount of the impaired loan balances.

Global Corporate Banking

At 31 December 2016 the top 20 clients with derivative exposure made up 69% (2015: 70%) of our total derivative exposure, all of which were banks and CCPs. The weighted-average credit rating was 7.3 (2015: 7.4). At 31 December 2016 and 2015, we held no collateral against impaired loans in the Large Corporate portfolio.

Corporate Centre

We reduce credit risk in derivatives with netting agreements, collateralisation and the use of CCPs. At 31 December 2016 we had cash collateral of £457m (2015: £551m) held against our Legacy Portfolios in run-off. The collateral we held against impaired loans was 100% (2015: 100%) of the carrying amount of the impaired loan balances.

Other segments – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 31 December 2016 and 2015:

	Committed Exposure
		Watchlist
	Performing	Enhanced	Proactive	Non-performing	Total(2)	Observed
		Monitoring	Management	exposure(1)		impairment loss
						allowances
	£m	£m	£m	£m	£m	£m
2016
Commercial Banking
SME and mid corporate	9,744	892	331	361	11,328	139
Commercial Real Estate	9,136	161	49	179	9,525	44
Social Housing	2,930	139	–	–	3,069	–
	21,810	1,192	380	540	23,922	183
Global Corporate Banking
Sovereign and Supranational	5,113	–	–	–	5,113	–
Large Corporate	20,702	659	70	69	21,500	33
Financial Institutions	7,671	202	2	–	7,875	–
	33,486	861	72	69	34,488	33
Corporate Centre
Sovereign and Supranational	34,474	–	–	–	34,474	–
Structured Products	4,006	–	–	–	4,006	–
Derivatives	487	–	–	–	487	–
Legacy Portfolios in run-off	1,273	20	9	73	1,375	31
Social Housing	6,447	164	–	–	6,611	–
	46,687	184	9	73	46,953	31
Total observed impairment loss allowances						247
Allowance for IBNO(3)						91
Total impairment loss allowances						338

(1)	Non-performing exposure includes committed facilities and derivative exposures. So it can exceed the NPLs in the table on page 76 which only include drawn balances.
(2)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk monitoring‘ section.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.

74     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

	Committed Exposure
		Watchlist
	Performing £m	Enhanced Monitoring £m	Proactive Management £m	Non-performing exposure(1) £m	Total(2) £m	Observed impairment loss allowances £m
2015
Commercial Banking
SME and mid corporate(4)	9,424	844	307	299	10,874	119
Commercial Real Estate(4)	9,306	123	93	160	9,682	43
Social Housing	2,162	7	–	–	2,169	–
	20,892	974	400	459	22,725	162
Global Corporate Banking
Sovereign and Supranational	4,567	–	–	–	4,567	–
Large Corporate	18,176	1,758	120	10	20,064	9
Financial Institutions	7,459	4	52	–	7,515	–
	30,202	1,762	172	10	32,146	9
Corporate Centre
Sovereign and Supranational	24,153	–	–	–	24,153	–
Structured Products	3,592	–	–	–	3,592	–
Derivatives	773	–	–	–	773	–
Legacy Portfolios in run-off	1,493	102	10	94	1,699	55
Social Housing	7,574	74	–	–	7,648	–
	37,585	176	10	94	37,865	55
Total observed impairment loss allowances						226
Allowance for IBNO(3)						108
Total impairment loss allowances						334

(1)	Non-performing exposure includes committed facilities and derivative exposures. So it can exceed the NPLs in the table on page 76 which only include drawn balances.
(2)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk monitoring‘ section.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.
(4)	Restated. For discussion see Note 46

2016 compared to 2015 (unaudited)

Commercial Banking

In our SME and mid corporate portfolio, exposures subject to enhanced monitoring increased by 6% to £892m (2015: £844m), exposures subject to proactive management increased by 8% to £331m (2015: £307m) and non-performing exposures increased by 21% to £361m (2015: £299m). These increases were spread across a number of sectors and related mainly to trading concerns for certain customers.

In our Commercial Real Estate portfolio, exposures subject to enhanced monitoring increased to £161m (2015: £123m) and exposures subject to proactive management decreased to £49m (2015: £93m). Non-performing exposures increased marginally to £179m (2015: £160m) due to a loan of £50m that moved to non-performance which was partially offset by a number of exits on legacy cases. The £50m loan that moved to non-performance has fully repaid in 2017 and without this case non-performing exposures would have decreased at 31 December 2016. The portfolio remains well covered with an NPL coverage ratio of 32% and low write-offs of £1m.

In our Social Housing portfolio, exposures subject to enhanced monitoring increased to £139m (2015: £7m) due to the addition of two customers following governance issues.

Global Corporate Banking

In our Large Corporate portfolio, exposures subject to enhanced monitoring decreased by 63% to £659m (2015: £1,758m) driven by the return of two large cases to performing as a result of improved trading. Exposures subject to proactive management decreased by 42% to £70m (2015: £120m) driven by repayments on two cases. Non-performing exposures increased to £69m (2015: £10m) due to the movement of a single exposure to non-performing.

In our Financial Institutions portfolio, exposures subject to enhanced monitoring increased to £202m (2015: £4m) due to concerns over capitalisation and the litigation impact on one of our trading customers.

Corporate Centre

In our Legacy Portfolios in run-off portfolio, exposures subject to enhanced monitoring decreased to £20m (2015: £102m) driven by sales of aviation and shipping assets.

In our Social Housing portfolio, exposures subject to enhanced monitoring increased to £164m (2015: £74m) due to the addition of two customers following governance issues.

Santander UK Group Holdings plc     75

Annual Report 2016

Risk review

Non-performing loans and advances(1)(2)

	Commercial	Global	Corporate
	Banking	Corporate	Centre
		Banking
	£m	£m	£m
2016
Loans and advances to customers of which:(2)	19,381	5,659	6,478
NPLs(3)	518	63	73
Impairment loss allowances	220	57	61

	%	%	%
NPL ratio(4)	2.67	1.11	1.12
Coverage ratio(5)	42	90	84

2015(6)
Loans and advances to customers of which:	18,680	5,470	7,391
NPLs(3)	439	10	87
Impairment loss allowances	199	33	102

	%	%	%
NPL ratio(4)	2.35	0.18	1.18
Coverage ratio(5)	45	330	117

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	Includes Social Housing loans and finance leases.
(3)	All NPLs continue accruing interest.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.
(6)	Restated. For discussion see Note 46

NPL movements in 2016

We analyse NPL movements in 2016 below. ‘Entries’ are loans which we have classified as NPLs in 2016. ‘Exits (including repayments)’ are the part of loans that has been repaid (in full or in part), plus loans that returned to performing status. ‘Write-offs’ are the unrecovered part of loans where we have exhausted recovery options, including realising any collateral. Forbearance does not change the NPL status.

	Commercial	Global	Corporate
	Banking	Corporate	Centre
		Banking
	£m	£m	£m
At 1 January 2016	439 (1)	10	87
Entries	269	54	101
Exits (including repayments)	(180)	(1)	(64)
Write offs	(10)	–	(51)
At 31 December 2016	518	63	73
(1)	Restated. For discussion see Note 46

76     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Other segments – forbearance

We only make forbearance arrangements for lending to customers.

	Commercial	Global	Corporate
	Banking	Corporate	Centre
		Banking
	£m	£m	£m
2016
In-flow during the year(1)
– Term extension	74	11	–
– Interest-only	73	–	6
– Other payment rescheduling	142	–	6
	289	11	12
Stock(2)
– Term extension	168	11	1
– Interest-only	158	–	20
– Other payment rescheduling	208	10	16
	534	21	37
Of which:
– Non-performing	344	10	15
– Performing	190	11	22
	534	21	37
Proportion of portfolio	2.2%	0.1%	2.7%

2015(3)
In-flow during the year(1)
– Term extension	33	–	–
– Interest-only	77	–	7
– Other payment rescheduling	68	10	6
	178	10	13
Stock(2)
– Term extension	145	–	36
– Interest-only	230	–	51
– Other payment rescheduling	170	10	33
	545	10	120
Of which:
– Non-performing	318	10	36
– Performing	227	–	84
	545	10	120
Proportion of portfolio	2.4%	<0.1%	7.0%

(1)	The figures reflect the forbearance activity in the year, regardless of whether there was any forbearance on the accounts before.
(2)	We base forbearance type on the first forbearance we applied. Tables only show accounts open at the year-end.
(3)	Restated. For discussion see Note 46

Santander UK Group Holdings plc     77

Annual Report 2016

Risk review

2016 compared to 2015 (unaudited)

Commercial Banking

At 31 December 2016 and 2015 we only had forbearance arrangements with our SME and mid corporate and Commercial Real Estate customers. Forbearance started in the year increased by £111m to £289m in 2016 (2015: £178m) mainly due to increased activity in a relatively small number of loans.

At 31 December 2016, the cumulative forbearance stock reduced by 2% to £534m (2015: £545m). This decrease was mainly due to the application of exit criteria to our forbearance policy in 2016 as described in the ‘Forbearance summary’ of the ‘Santander UK group level – credit risk review’ section. Applying these exit criteria to our forbearance stock at 31 December 2015, the loans reported as forborne would reduce by £127m to £418m. The exit criteria impact was partially offset by an increase in the stock position of forbearance due to the inflows in the year in our SME and mid corporate portfolio.

The accounts in forbearance as a percentage of the portfolio reduced to 2.2% (2015: 2.4%). At 31 December 2016, 78% (2015: 88%) of the cumulative forbearance stock had entered forbearance before default.

Global Corporate Banking

At 31 December 2016, there were two forborne cases totalling £21m (2015: one case totalling £10m), of which £10m (2015: £10m) was classified as NPL.

Corporate Centre

At 31 December 2016 and 2015 we had only made forbearance arrangements for the Legacy Portfolios in run-off.

At 31 December 2016, the cumulative forbearance stock in our Legacy Portfolios in run-off reduced by 69% to £37m (2015: £120m). This decrease was partly due to the disposal of several aviation and shipping deals as well as the application of an exit criteria to our forbearance policy in 2016 as described above. Applying these exit criteria to our forbearance stock at 31 December 2015, the loans reported as forborne would reduce by £39m to £81m.

78     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

PORTFOLIOS OF PARTICULAR INTEREST

Introduction (unaudited)

Some types of lending have higher risk and others stand out for different reasons. In the section below we provide further details of our Commercial Real Estate and Social Housing portfolios.

Product	Description

Commercial Real Estate

The Commercial Real Estate market experienced a challenging environment in the immediate years after the last financial crisis and has previously seen regular cyclical downturns. In addition to the disclosures on the Commercial Real Estate portfolio earlier in this section, we include below more detail on credit management, credit performance, and LTV and sector analyses.

Social Housing

The Social Housing sector in the UK is critical in ensuring the supply of affordable housing across the country. Housing associations now play a prominent role in addressing the UK’s shortage of housing stock across all tenures. The sector benefits from a zero-loss default history aided by its regulated nature. We hold a significant position in this market. Continued investment in this sector is seen as a direct way to support the UK and, indirectly, the wider community initiatives undertaken by our customers.

Commercial Real Estate

Commercial Real Estate – credit performance

The table below shows the main Commercial Real Estate credit performance metrics at 31 December 2016 and 2015:

	Customer loans(1)	NPLs(2)(3)	NPL ratio(4)	NPL coverage(5)	Gross write-offs	Impairment
						loss allowances
	£bn	£m	%	%	£m	£m
2016	9.0	180	2.00	32	1	58
2015	9.2	168	1.83	43	13	72

(1)	Comprises commercial real estate drawn loans in the business banking portfolio of our Retail Banking segment of £365m (2015: £447m) and in the Commercial Real Estate portfolio of our Commercial Banking segment of £8,678m (2015: £8,726m).
(2)	We define NPLs in the ‘Credit risk management’ section.
(3)	All NPLs continue accruing interest.
(4)	NPLs as a percentage of customer loans.
(5)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.

2016 compared to 2015 (unaudited)

At 31 December 2016, our non-performing loan ratio was 2.00% (2015: 1.83%) reflecting our conservative credit risk policy. The increase in ratio was due to a loan of £50m that moved to non-performance which was partially offset by a number of exits on legacy cases. The £50m loan that moved to non-performance has fully repaid in 2017 and without this case non-performing loans would have decreased at 31 December 2016. Commercial Real Estate loans written before 2009 totalled £543m (2015: £692m). The pre-2009 loans were written on market terms which, compared with more recent times and following a significant tightening in our lending criteria, included higher original LTVs, lower interest coverage and exposure to development risk.

Commercial Real Estate – LTV analysis

The tables below show the LTVs (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2016 and 2015:

Loans and advances to customers	2016		2015
	£m	%	£m	%
<=70%	7,886	88	7,841	86
>70–100%	194	2	291	3
>100% i.e. negative equity	88	1	45	–
Standardised portfolio(1)	652	7	815	9
Total with collateral	8,820	98	8,992	98
Development loans	223	2	181	2
	9,043	100	9,173	100

NPLs	2016		2015
	£m	%	£m	%
<=70%	9	5	27	16
>70–100%	74	41	72	43
>100% i.e. negative equity	74	41	44	26
Standardised portfolio(1)	5	3	7	4
Total with collateral	162	90	150	89
Development loans	18	10	18	11
	180	100	168	100

(1)	Consists of smaller value transactions, mainly commercial mortgages.

Santander UK Group Holdings plc     79

Annual Report 2016

Risk review

Commercial Real Estate – sector analysis

The table below shows the sector analysis of the portfolio at 31 December 2016 and 2015:

Sector	2016		2015
	£m	%	£m	%
Office	2,359	26	2,071	23
Retail	1,739	19	1,813	20
Industrial	1,274	14	1,385	15
Residential	1,016	11	1,029	11
Mixed use	1,184	13	1,073	12
Student accommodation	224	3	230	2
Hotels and leisure	389	5	460	5
Other	206	2	297	3
Standardised portfolio(1)	652	7	815	9
	9,043	100	9,173	100

(1)	Consists of smaller value transactions, mainly commercial mortgages.

2016 compared to 2015 (unaudited)

The Commercial Real Estate portfolio of £9,043m (2015: £9,173m) is well diversified across sectors, with no significant regional or single name concentration, representing 33% (2015: 35%) of our total lending to corporates and 4% (2015: 5%) of total customer loans. Customer loans decreased as we actively manage exposures to certain segments in line with our proactive risk management practices.

At 31 December 2016, the LTV profile of the portfolio remained conservative with £7,886m (2015: £7,841m) of the non-standardised portfolio assets at or below 70% LTV.

Loans with development risk were only 2% (2015: 2%) of the total Commercial Real Estate portfolio. Development lending is typically on a non-speculative basis with significant pre-lets in place and/or pre-sales in place.

In 2016, no new business was written above 70% LTV, and 95% was written at or below 60% LTV . At 31 December 2016, the average LTV of the non-standardised portfolio, weighted by exposure, was 50% (2015: 52%). The weighted average LTV of new deals in 2016 was 48% (2015: 52%).

The average loan balance at 31 December 2016 was £4.8m (2015: £4.2m) and the top ten exposures made up 8% (2015: 8%) of the total Commercial Real Estate portfolio exposure.

Commercial Real Estate – refinancing risk

As part of our annual review process, for Commercial Real Estate loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. Where this seems unlikely we put the case on our Watchlist.

At 31 December 2016, Commercial Real Estate loans of £1,408m (2015: £1,367m) were due to mature within 12 months. Of these, £161m, i.e. 11% (2015: £142m, i.e. 10%) had an LTV ratio higher than is acceptable under our current credit policy. At 31 December 2016, £149m of this (2015: £138m) had been put on our Watchlist or recorded as NPL and had an impairment loss allowance of £31m (2015: £20m).

Social Housing

At 31 December 2016 and 2015, our total Social Housing exposure in Commercial Banking and Corporate Centre was:

	2016		2015
	Drawn £m	Total £m	Drawn(1) £m	Total £m
Commercial Banking	1,897	3,069	1,274	2,169
Corporate Centre	5,442	6,611	6,216	7,648
	7,339	9,680	7,490	9,817

(1)	These numbers are unaudited.

80     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Market risk

Overview (unaudited)

Market risk comprises trading market risk and banking market risk.

Trading market risk is the risk of losses in on and off-balance sheet trading positions, due to movements in market prices or other external factors.

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

Key metrics (unaudited)

NIM sensitivity to +/-50bps parallel shocks increased to £240m and £(82)m respectively (2015: £131m and £39m) in absolute terms

The movement in NIM sensitivities in 2016 was largely due to market volatility and reduced levels of the yield curve following the UK referendum on EU membership and the subsequent Base Rate cut. This, combined with retail liability products re-pricing (including changes to the terms of our 1I2I3 Current Account and some variable rate savings products) and changes in underlying management assumptions, has increased NIM sensitivities to both up and down 50bps parallel shocks.

Economic Value of Equity (EVE) sensitivity to +/-50bps parallel shocks decreased to £54m and £(30)m respectively (2015: £86m and £(54)m) in absolute terms

The reduction in EVE sensitivities in 2016 largely reflected our hedging activity to mitigate the risks of a continuing low interest rate environment, the increased volume of fixed rate assets left unhedged as well as the changes in the underlying management assumptions used for risk measurement purposes mentioned above.

Available-for-sale securities three month stressed loss increased to £280m (2015: £259m)

The increase at 31 December 2016 was mainly due to portfolio growth from new asset purchases and a rise in the GBP value of foreign currency denominated assets following the UK referendum on EU membership.

Santander UK Group Holdings plc     81

Annual Report 2016

Risk review

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION

We analyse our assets and liabilities exposed to market risk between trading and banking market risk as follows:

	2016			2015
	Market risk classification			Market risk classification
	Trading	Banking	Total	Trading	Banking	Total
	£m	£m	£m	£m	£m	£m	Key risk factors
Assets subject to market risk
Cash and balances at central banks	–	17,107	17,107	–	16,842	16,842	Interest rate, foreign exchange
Trading assets	30,035	–	30,035	23,961	–	23,961	Equity, foreign exchange, interest rate
Derivative financial instruments	18,101	7,370	25,471	17,698	3,213	20,911	Equity, foreign exchange, interest rate
Financial assets designated at fair value	516	1,624	2,140	438	1,960	2,398	Interest rate, credit spread
Loans and advances to banks	–	4,352	4,352	–	3,551	3,551	Foreign exchange, interest rate
Loans and advances to customers	–	199,733	199,733	–	198,043	198,043	Interest rate
Loans and receivables securities	–	257	257	–	52	52	Foreign exchange, interest rate
Available-for-sale securities	–	10,561	10,561	–	9,012	9,012	Foreign exchange, interest rate, inflation, credit spread
Held-to-maturity investments	–	6,648	6,648	–	–	–	Interest rate
Macro hedge of interest rate risk	–	1,098	1,098	–	781	781	Interest rate
Retirement benefit assets	–	398	398	–	556	556	Equity, foreign exchange, interest rate, inflation, credit spread
	48,652	249,148	297,800	42,097	234,010	276,107
Liabilities subject to market risk
Deposits by banks	–	9,769	9,769	–	8,278	8,278	Foreign exchange, interest rate
Deposits by customers	–	172,726	172,726	–	163,232	163,232	Interest rate
Trading liabilities	15,560	–	15,560	12,722	–	12,722	Equity, foreign exchange, interest rate
Derivative financial instruments	20,018	3,085	23,103	17,950	3,558	21,508	Equity, foreign exchange, interest rate
Financial liabilities designated at fair value	1,665	775	2,440	–	2,016	2,016	Interest rate, credit spread
Debt securities in issue	–	54,792	54,792	–	50,457	50,457	Foreign exchange, interest rate
Subordinated liabilities	–	4,303	4,303	–	3,885	3,885	Foreign exchange, interest rate
Macro hedge of interest rate risk	–	350	350	–	110	110	Interest rate
Retirement benefit obligations	–	262	262	–	110	110	Equity, foreign exchange, interest rate, inflation, credit spread
	37,243	246,062	283,305	30,672	231,646	262,318

We classify assets or liabilities as trading market risk (in total or just in part) as follows:

Balance sheet classification	Market risk classification

Trading assets and liabilities

We classify all our trading portfolios as trading market risk. This is because we are planning to sell or repurchase them in the near future or they belong to a group of financial instruments we usually hold for the short-term. For more on this, see Notes 11 and 28 to the Consolidated Financial Statements.

Financial assets and liabilities designated at fair value

We classify a portfolio of roll-up mortgages (loans which are repaid with interest once the borrower vacates the property) as trading market risk. We also classify our warrant programmes, our Global Structured Solutions Programme and structured customer deposits as trading market risk. This is because they are managed on a fair value basis in line with a documented strategy, and data on them is provided on that basis to management. For more, see Notes 13 and 29 to the Consolidated Financial Statements. We classify all our other financial assets and liabilities designated at fair value as banking market risk.

Derivative financial instruments

For accounting purposes, we classify derivatives as held for trading unless they are designated as being in a hedging relationship. Most of our derivative exposures arise from sales and trading activities and are treated as trading market risk. We treat derivatives not risk managed on a trading intent basis as banking market risk. They include non-qualifying hedging derivatives and derivatives qualifying for fair value and cash flow hedge accounting. For more on derivatives in hedge accounting relationships, and our use of non-qualifying hedges, see Note 12 to the Consolidated Financial Statements.

82     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

TRADING MARKET RISK

OUR KEY TRADING MARKET RISKS (unaudited)

Our main exposure to trading market risk is in Global Corporate Banking and is an inherent part of providing financial services for our customers. It comes from providing derivative products and services to corporate and business customers. It also comes from our short-term market activities and hedging of structured products designed for onward sale to retail and wholesale investors. The exposures are mainly affected by market movements in interest rates, equities, credit spreads, and foreign exchange. We have no exposures in Retail Banking, Commercial Banking or Corporate Centre.

Trading market risk can reduce our net income. Its effect can be seen in our Consolidated Income Statement, where it appears in the ‘Net trading and other income’ line, under ‘Net trading and funding of other items by the trading book’.

TRADING MARKET RISK MANAGEMENT

Risk appetite

Our framework for dealing with market risk is part of our overall Risk Framework. The market risk Framework sets out our high-level arrangements and minimum standards for managing, controlling and overseeing trading market risk. Our Risk Appetite sets the controls, risk limits and key risk metrics for trading market risk. The key risk metrics include a stress economic loss limit and risk-factor stress scenarios. We report these key metrics to the Board Risk Committee and the Executive Risk Control Committee each month.

Risk measurement (unaudited)

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

Internal VaR

—	We use this to calculate the total VaR in our trading book. It covers all the risk classes: interest rate, equity, credit (spread) and foreign exchange. We use two years of data for this simulation.

—

Like the rest of Banco Santander, we use a time horizon of one day and a confidence level of 99%. For any given day’s trading position, we would expect to suffer losses greater than the VaR estimate 1% of the time – once every 100 trading days, or two to three times a year.

—

For Internal VaR, we also calculate a time-weighted VaR using Banco Santander’s method. This gives more weight to the most recent days in the last two years, which means VaR changes more quickly in line with current market volatility. That gives us a better indication of how the market’s behaviour is changing, mitigating some limitations of VaR.

—

We measure Internal VaR every day, comparing the equally-weighted result with the time-weighted result and report the higher against the Santander UK and business unit level limits. These Santander UK limits are approved by the Executive Risk Control Committee. We also report our equally-weighted VaR against asset class and individual desk level limits. Whenever we find a limit has been exceeded, we report it, following the market risk framework.

Regulatory VaR and Stressed VaR

—

We use these VaR models to calculate how much capital we need to hold for trading market risk. For these calculations, we only look at the factors for which we hold approval from the PRA. For credit and foreign exchange – factors which are not approved by the PRA for our VaR capital models – we use the standardised approach to calculate how much capital to hold. For more on this, see the ‘Capital requirement measures’ section.

—

For Regulatory VaR, we use a time horizon of ten days and a confidence level of 99%. To calculate the ten-day time horizon, we use the one-day VaR multiplied by the square root of ten. This is the industry standard approach to scaling known as the ‘square root of time’ approach. We use the same two years of history as with Internal VaR. Stressed VaR is the same, except that we use only one year of history, from a time when markets were stressed relative to our current portfolio.

—	The PRA also assesses Regulatory VaR and Stressed VaR.

Santander UK Group Holdings plc     83

Annual Report 2016

Risk review

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

Another limitation is that VaR is based on positions at the end of the business day. So the actual value at risk at 1pm could be higher than that at the end of the day. And, when we are calculating a ten-day time horizon using the ‘square root of time’ approach, it means we do not capture the actual ten-day price movements. This can lead to under or over estimating the ten-day result. But we analyse this every quarter and the analysis is also sent to the PRA.

There is also the fact that VaR gives no guide to how big the loss could be on the 1% of trading days that it is greater than the VaR. To make up for that (and for other reasons), we use stress testing and expected shortfall analysis, which we explain later in this section.

Using a time horizon of one day means VaR does not tell us everything about exposures that we cannot liquidate or hedge within a day, or products with infrequent pricing or whose structures are more complex. We monitor those exposures using illiquid risks metrics (explained in ‘Other ways of measuring risk’) and stress testing. In addition to using the illiquid risks metrics, to ensure such exposures are adequately included in our regulatory capital requirements, we have developed the Risks Not in VaR (RNIV) framework, in line with the regulatory requirement.

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

To back-test VaR, we use a one-day time horizon. Our back-testing looks at two different types of profit and loss metrics:

–	Actual: trading profit and loss, less fees, commissions, brokerage, reserves that are not related to market risk, and Day One sales profits
–	Hypothetical: like the ‘Actual’ type but also excluding intra-day figures and the effects of the passage of time. It is, in effect, just leaving the pure market risk driven effects on the profit and loss.

Exceptions

Back-testing allows us to identify exceptions – times when the predictions were out of line with what happened. We can then look for trends in these exceptions, which can help us decide whether we need to recalibrate our VaR model. The CRR sets out criteria for how many exceptions are acceptable in the Regulatory VaR model. The PRA’s Supervisory Statements clarify the requirements further. If there are five or more exceptions in 250 days, then points are added to our capital requirement multiplier. In 2016, as in 2015, no points were added to our multiplier, and we did not find any trends in the exceptions we experienced.

Other ways of measuring risk

As well as VaR, we use the following methods to measure risk:

Method	Description

Profit and loss	The value of our tradeable instruments, such as shares and bonds, changes constantly. We report our profits and losses from them every day.

Non-statistical measures

We also have ways of measuring risk that do not depend on statistics. That includes looking at how sensitive we are to the variables we use to value our market risk positions. We record all our market risk exposures, set limits to the sensitivities for each, and then check every day whether we are staying within those limits.

Illiquid risks

The financial instruments that we cannot sell or hedge in a day are classified as ‘illiquid risks’. We measure and monitor those differently depending on how long they would take to sell or hedge. There are three categories: less than a month, one to six months, or greater than six months. We check each category every day against our limits.

Expected shortfall (ES) analysis

We also use a measurement called ES analysis. It goes some way to mitigate the limitations of the VaR model. ES allows us to better measure how big the loss could be on the 1% of the trading days that it is greater than VaR.

84     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Stress testing

The Basel Capital Accord underlined that stress testing is an essential part of risk management. It helps us to measure and control the risk of losses in difficult, volatile or unusual markets, and makes us more transparent as the scenarios are easy to understand in headline terms.

Stress testing scenarios

The scenarios we use for stress testing are part of our process for setting our trading market risk appetite, and they are central to the monthly Board Risk Appetite reporting. These scenarios are also part of the daily processes for setting and monitoring risk management limits. The scenarios we create are partly inspired by past events, like the global financial crisis. But they also include plausible ways that unusual market conditions could occur in future. This includes changes in interest rates, equity prices, exchange rates and credit spreads.

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

How we use stress testing

We use limits to manage how much risk we take. They are expressed as how much we could lose in a stress event. We need to make sure the effects of potential poor market conditions do not exceed the Risk Appetite set by the Board. Each of our desks uses stress testing as part of their daily risk management metrics. We regularly inform senior managers – including the Executive Risk Control Committee and the Board Risk Committee – about the results of our stress calculations, based on our current positions.

Capital requirement measures

Whenever we make changes to our models, we assess their effect on our capital requirements. Sometimes that means we need to tell the PRA and get their approval before we can make the change.

Method	Description

The Internal Models Approach (IMA)

The PRA has given us permission to use the IMA, in line with CRR, and every three months the PRA reviews what we are doing. The IMA means we can use Regulatory and Stressed VaR and RNIV to calculate the trading market risk capital requirement for the risk factors and businesses that we have PRA approval for.

The standardised approach

For risk factors and businesses not included in the IMA, we use the standardised approach set out by the CRR and PRA Supervisory Statements. At 31 December 2016, this amounted to 10% of our total market risk capital requirement.

Stressed versus Regulatory VaR

Stressed VaR is the biggest part of our trading market risk capital requirements. In 2016, and 2015 it was an average of five times bigger than the Regulatory VaR part. The factors that had the biggest effect on Stressed VaR in 2016 and 2015 were interest rate delta and interest rate basis. (Further explanation of each of those factors in the footnotes to the table in the ‘Trading market risk review’ section.)

The difference is caused by the way the market was behaving during the time the Stressed VaR data covers. We regularly check the stress period we use, to make sure we are using the worst period of stress since 2007 that is relevant to our portfolio.

Risks Not in VaR (RNIV) risk capital

These risk factors can arise when there is not enough (or no) market data from the past, or when the quality of the data is not good enough. They tend to be for products that are not priced regularly, or whose risk structure is more complex.

In 2016, RNIV risk factors made up, on average, less than 4% (2015: 5%) of our IMA capital requirements for trading market risk. The biggest individual risk factor is dividend risk, caused by changes in market expectations about dividends. The VaR approach does not capture this risk very well because of the illiquid nature of the risk factor. We normally find new RNIVs by analysing profit and loss, and new products. Then we include them in our calculation of our capital requirement, whether or not they are material at the time, and inform the regulator in the appropriate manner.

We can use two approaches to calculate how much RNIV capital we should hold, depending on what kind of market data is available. The first approach means doing a calculation like those for Regulatory VaR and Stressed VaR. For this approach we also use a multiplication factor, following the CRR and PRA rules. The second approach is stress-based, using sensitivities and plausible stressed market moves. At the moment, we only have stress-based RNIVs. And each individual RNIV value is independent, so it does not benefit from diversification in the capital requirements calculation.

Risk mitigation (unaudited)

We manage and control trading market risk within clear parameters. We measure and monitor our risk exposures against these limits. There are specific levels that trigger relevant teams to take action or alert people in other functions. This means we can limit the impact of any negative market movements, while also improving our earnings. We keep the business units that originate trading market risk separate from the functions responsible for managing, controlling and overseeing risk.

Risk monitoring and reporting (unaudited)

We document and maintain a complete set of written policies, procedures and processes to help identify, assess, manage and report trading market risk.

Santander UK Group Holdings plc     85

Annual Report 2016

Risk review

TRADING MARKET RISK REVIEW

VaR

This table shows our Internal VaR for exposure to each of the main classes of risk for 2016 and 2015. The VaR figures show how much the fair values of all our tradeable instruments could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our net income.

Trading instruments	Year-end exposure		Average exposure		Highest exposure		Lowest exposure
	2016	2015	2016	2015	2016	2015	2016	2015
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risks(1)	2.9	2.0	2.5	2.8	3.6	4.6	1.7	1.7
Equity risks(2)	1.4	0.8	0.9	0.7	1.5	1.1	0.6	0.5
Credit (spread) risks(3)	–	–	–	–	–	0.2	–	–
Foreign exchange risks	1.5	0.1	1.4	0.1	2.2	0.1	0.1	–
Correlation offsets(4)	(2.3)	(0.9)	(2.0)	(0.9)	–	–	–	–
Total correlated one-day VaR	3.5	2.0	2.8	2.7	3.6	4.7	1.7	1.6

(1)	This measures the effect of changes in interest rates and how volatile they are. The effects are on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).
(2)	This measures the effect of changes in equity prices, volatility and dividends on stock and derivatives.
(3)	This measures the effect of changes in the credit spread of corporate bonds and credit derivatives.
(4)	The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it in the table.

Back-testing (unaudited)

The graph below shows our one-day 99% Internal VaR compared to the Actual and Hypothetical profit and loss:

2016 compared to 2015

The back-testing exceptions that occurred in 2016 were driven by isolated events and no changes or recalibrations to the VaR model were deemed necessary. The exception at the end of December 2016 was driven by year-end demand for US dollars in the foreign exchange swap market and a general lack of liquidity over the year-end. This resulted in a material widening of spreads in the very short end of US dollar-Japanese yen and US dollar cross currency swaps. These losses were reversed in the first week of 2017 as forward rates normalised.

86     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

BANKING MARKET RISK

OUR KEY BANKING MARKET RISKS (unaudited)

Banking market risk mainly comes from providing banking products and services to customers – as well as structural balance sheet exposures. It arises in all our business segments. In Retail Banking and Commercial Banking it arises as a by-product of writing customer business and we transfer most of these risks to Corporate Centre who manage them. The only types of material banking market risk kept in Retail Banking and Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk – that is, where customers pre-pay loans before their contractual maturity or do not take the expected volume of new products. In Global Corporate Banking, it arises from short term markets and lending to corporates, which we also transfer to Corporate Centre to manage. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and income statement volatility risk.

Our key banking market risks are:

Key risks	Description

Interest rate risk	Yield curve risk: comes from timing mismatches in the repricing of fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-interest-bearing liabilities in interest-bearing assets. We mainly measure yield curve risk with Net Interest Margin (NIM) and Economic Value of Equity (EVE) sensitivity analysis. We supplement this with other risk measures, like stress testing, and VaR. The NIM and EVE sensitivities cover all material yield curve risk in the banking book balance sheet.

Basis risk: comes from pricing assets using a different rate index to the liabilities funding them. We are exposed to basis risks associated with Base Rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms. We are particularly exposed to the difference between Base Rate linked rates earned on customer assets, and wholesale (LIBOR-linked) rates paid on liabilities funding those assets.

Inflation and spread risks

This arises when the value of (or income from) our assets or liabilities is affected by changes in inflation and credit spreads. We hold portfolios of securities for liquidity and investment purposes that are exposed to these risks. We account for these as available-for-sale securities. We recognise the volatility in their fair value in Other comprehensive income, until they are sold or unless it reflects an impairment in the asset’s fair value, in which case we recognise it in income.

Foreign exchange risk

Our non-trading businesses operate mainly in sterling markets, so we do not create significant foreign exchange exposures. The only exception is money we raise in foreign currencies, which we discuss in the ‘Wholesale funding’ section.

Income statement volatility risk

Most of our assets and liabilities in our banking book balance sheet are measured at amortised cost. We sometimes manage their risk profile by using derivatives. As all derivatives are accounted for at fair value, the difference in accounting treatment can lead to volatility in the income statement. This happens even where the derivative is an economic hedge of the asset or liability.

BANKING MARKET RISK MANAGEMENT

Risk appetite

Our framework for dealing with market risk is part of our overall Risk Framework. The market risk Framework sets out our high-level arrangements and minimum standards for managing, controlling and overseeing banking market risk. Our Risk Appetite sets the controls, risk limits and key risk metrics for banking market risk. We articulate Risk Appetite by the income and value sensitivity limits we set in our Risk Appetite, and NIM and EVE sensitivity limits set by Banco Santander.

Risk measurement (unaudited)

For banking market risk, we mainly measure our exposures with NIM and EVE sensitivity analysis – supported by the risk measures we explained in the ‘Trading market risk management’ section. We also monitor our interest rate repricing gap.

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

—	We calculate NIM sensitivity by simulating the NIM using two yield curves. The difference between the two NIM totals is the NIM sensitivity.

—	Our main model assumptions are that:

– The balance sheet is dynamic, meaning it includes the run-off of current assets and liabilities as well as retained and new business.

–  We use a behavioural balance sheet rather than contractual one. This means we adjust balances for behavioural or assumed profile. We do this with most retail products whose behavioural maturity is less than the contractual maturity. This is usually because customers are exercising the option for early withdrawal or prepayment, or there is no contractual maturity.

Santander UK Group Holdings plc     87

Annual Report 2016

Risk review

EVE sensitivity

—

We calculate EVE as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel shifts in the yield curve.

—

We use a static balance sheet, all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour (whichever is appropriate), and there is no retained or new business.

The limitations of sensitivities

We use sensitivities to measure the impact of standard, instantaneous, parallel shifts in relevant yield curves, using a 0% interest rate floor where needed. The advantage of using standard parallel shifts is they generally give us a constant measure of the size of our market risk exposure, with a simple and consistent stress. This compares to specific scenarios like ‘flat rates’. The magnitude of flat rates depends on the shape of the current curve and the shift required to reach the flat rate scenario. There is one exception to the relative simplicity of parallel shifts. In order to prevent negative interest rates, the yield curve may be ‘floored’ at 0%. Using material parallel shocks does not always seem realistic, or it might not necessarily test the scenarios that have the most impact on us. So we run non-parallel stress tests too – to calculate the impact of some plausible non-parallel scenarios, and over various time periods for income stresses (usually one or three years).

Other ways of measuring risk

As well as using sensitivities and stress tests, we can measure banking market risk using net notional positions. This can give us a simple expression of our exposure, although it generally needs to be combined with other risk measures to cover all aspects of a risk profile, such as projected changes over time. The final metric we can use is VaR. VaR can be useful because it captures changes in economic values. However, VaR will not reflect the actual impact of most of our banking book assets and liabilities on our income statement. This is because they are accounted for at amortised cost rather than fair value.

Stress testing

We use stress testing of market risk factors to complement the risk measurement we get from standard sensitivities.

Stress testing scenarios

Simple stress tests (like parallel shifts in relevant curves) give us clear measures of risk control and a consistent starting point for setting limits. More complex, multi-factor and multi-time period stress tests can give us information about specific potential events and test various outcomes that we might not capture through parallel stresses or VaR-type measures because of data or model limitations. We can also use stress tests to estimate losses in extreme market events beyond the confidence level used in VaR models. We can adapt stress tests to reflect current concerns or market conditions quicker than we can with other risk measures, like VaR. We can include both individual business area stresses and Santander UK-wide scenarios.

Our stress tests fall into one of these categories:

–	Specific, deterministic stress tests that are not referenced to market history or expectations (parallel stresses of a given size, for example)
–	Historic, deterministic stress tests with changes in market risk factors based either on specific past events (like the situation in the fourth quarter of 2008) or on our statistical analysis of changes in the past
–	Hypothetical, deterministic stress tests with changes in market risk factors based on our judgement of possible future rates in a given scenario.

We can produce stress tests using either income or value measures. They cover one or more categories of exposures accounted for on an accruals basis or at fair value. We use expert judgement both in defining appropriate hypothetical stress tests and any adjusting assumptions based on the balance sheet, management actions and customer behaviour.

How we use stress testing

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

Risk mitigation (unaudited)

We hedge our foreign currency funding positions back to sterling, so our foreign exchange positions tend to be residual exposures that remain after hedging. These positions could be, for example, to ‘spot’ foreign exchange rates or to cross currency basis. We monitor foreign exchange risk against absolute net exposures and VaR-based limits and triggers. For more, see ‘Our funding strategy and structure’ and ‘Term issuance’ in the ‘Liquidity risk’ section.

We mitigate income statement volatility mainly through hedge accounting. We monitor any hedge accounting ineffectiveness that might lead to income statement volatility, with a VaR measure and trigger, reported monthly. For our accounting policies for derivatives and hedge accounting, see Note 1 to the Consolidated Financial Statements. We typically hedge the interest rate risk of the portfolio of securities we hold for liquidity and investment purposes with interest rate swaps, retaining spread and inflation exposures. These retained exposures are the key drivers of the VaR and stress tests we use to assess the risk of the portfolio.

Risk monitoring and reporting (unaudited)

We monitor the banking market risks of the portfolios held for liquidity and investment purposes using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and Executive Risk Control Committee monthly. The VaR we report captures all key sources of volatility (including interest rate, inflation and credit spread risks) to fully reflect the potential volatility.

88     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

BANKING MARKET RISK REVIEW

Interest rate risk

Yield curve risk

The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 31 December 2016 and 2015. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel and non-parallel shifts as well as scenarios.

	2016		2015
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	240	(82)	131	39
EVE sensitivity (unaudited)	54	(30)	86	(54)

2016 compared to 2015 (unaudited)

The movement in NIM sensitivities in 2016 was largely due to market volatility and reduced levels of the yield curve following the UK referendum on EU membership and the subsequent Base Rate cut. This, combined with retail liability products re-pricing (including changes to the terms of our 1I2I3 Current Account and some variable rate savings products) and changes in underlying management assumptions, has increased NIM sensitivities to both up and down 50bps parallel shocks.

The reduction in EVE sensitivities in 2016 largely reflected our hedging activity to mitigate the risks of a continuing low interest rate environment, the increased volume of fixed rate assets left unhedged as well as the changes in the underlying management assumptions used for risk measurement purposes mentioned above.

We have also taken actions to be prepared for the possibility of negative interest rates in the UK, including a review of our systems and models, and to ensure any potential impact on our customers is appropriately managed.

Basis risk (unaudited)

We measure basis risk using various risk measures, including VaR. The VaR measure uses the same VaR methodology as our trading book. The basis risk VaR reflects our basis risk exposure between the Base Rate, reserve rate linked assets deposited with central banks, the Sterling Overnight Index Average (SONIA) rate and between London Interbank Offered Rates (LIBOR) of different terms.

2016 compared to 2015

The basis risk VaR at 31 December 2016 was £13m (2015: £1m). The increase in 2016 was largely due to underlying net basis position changes as a result of the continued reduction in SVR mortgages and growth in bank account liability volumes.

Interest rate repricing gap (unaudited)

The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months £m	1 year £m	3 years £m	5 years £m	>5 years £m	Not sensitive £m	Total £m
2016
Assets	139,262	31,817	54,289	16,883	16,358	17,337	275,946
Liabilities	166,131	20,418	23,231	18,451	25,517	26,000	279,748
Off-balance sheet	(15,463)	7,596	(611)	7,361	4,919	–	3,802
Net gap	(42,332)	18,995	30,447	5,793	(4,240)	(8,663)	–

2015
Assets	139,374	25,911	49,349	19,414	10,097	16,397	260,542
Liabilities	149,444	23,186	21,304	14,063	24,910	26,801	259,708
Off-balance sheet	(18,615)	1,274	10,799	(1,213)	6,921	–	(834)
Net gap	(28,685)	3,999	38,844	4,138	(7,892)	(10,404)	–

Inflation and spread risks (unaudited)

The VaR of the portfolios of securities held for liquidity and investment purposes was £5m at 31 December 2016 (2015: £3m). The main risk factors remain the inflation and spread risk exposures of these positions. The increase in 2016 was mainly as a result of portfolio growth and rebalancing, plus the impact of more volatile market data used in the VaR calculation.

We regularly stress test the portfolio against historical and hypothetical scenarios. Using the possible losses from the stress tests, we establish limits that complement our VaR-based limits. At 31 December 2016, using historic deterministic stress tests, we estimated the worst three month stressed loss for these portfolios to be £280m (2015: £259m). The increase in simulated stress loss from these portfolios was mainly due to portfolio growth from both new asset purchases, and a rise in the GBP value of foreign currency denominated assets, following the fall in the value of GBP after the UK referendum on EU membership.

Santander UK Group Holdings plc     89

Annual Report 2016

Risk review

Liquidity risk

Overview (unaudited)

Liquidity risk is the risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.

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

We then explain our funding strategy and structure and we also analyse our loan to deposit ratio (LDR) and our wholesale funding. Finally we analyse how we have encumbered some of our assets to support our funding activities.

Key metrics (unaudited)

LCR improved to 139% (2015: 120%)

Our LCR eligible liquidity pool increased by £12.0bn to £50.7bn at 31 December 2016, mainly reflecting prudent liquidity planning and an increase in the collateral received for derivatives used to hedge our foreign currency medium term issuance after the UK referendum on EU membership.

Wholesale funding with maturity of <1yr up to £21.4bn (2015: £21.1bn)

Wholesale funding with a residual maturity of less than one year increased by £0.3bn to £21.4bn at 31 December 2016, reflecting changes in the maturity profile of our wholesale funding.

LCR eligible liquidity pool coverage of wholesale funding of <1yr increased to 237% (2015: 183%)

Our LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 237% at 31 December 2016.

Loan-to-deposit ratio improved to 116% (2015: 121%)

The LDR improved to 116% in 2016, driven by growth in Retail Banking current account balances.

90     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

SOURCES AND USES OF LIQUIDITY (unaudited)

Our main sources of liquidity

Most of our customer lending is financed by customer deposits. Although these funds are mostly callable, they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.

We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets we have active relationships in many sectors including banks, other financial institutions, corporates and investment funds. We access the wholesale funding markets for subordinated debt and longer-dated senior unsecured debt, through Santander UK plc for covered bonds and shorter-dated senior unsecured debt, through Abbey National Treasury Services plc for structured notes and short-term funding and through securitisations of certain assets of our operating subsidiaries. For more on our programmes, see Notes 16, 29 and 30 in the Consolidated Financial Statements.

We generate funding on the strength of our balance sheet, our profitability and our own network of investors. We do not rely on guarantees from Banco Santander SA or any other member of Banco Santander. We do not raise funds to finance other members of Banco Santander or guarantee their debts (other than some of our own subsidiaries). As a PRA-regulated group, the Santander UK plc group has to meet PRA liquidity needs on a standalone basis. This means we have to prove to the PRA we can withstand liquidity and capital stress tests.

While we manage our funding and liquidity on a standalone basis, we coordinate our issuance plans with Banco Santander where appropriate and we comply with rules set by the PRA, other regulators, and Banco Santander standards. While we manage, consolidate and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from.

Our main uses of liquidity

Our main uses of liquidity are to fund our lending in Retail Banking and Commercial Banking, pay interest expense, pay dividends to shareholders, and repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, distributable reserves and financial performance. We also use liquidity as consideration for business combinations.

OUR KEY LIQUIDITY RISKS (unaudited)

Through our liquidity risk appetite framework, we manage our funding or structural contingent and market liquidity risks wherever they arise. This can be in any of the following areas:

Key risks	Description

Retail and corporate deposit outflows	—	Outflows if we are seen as more of a credit risk than our peers.

Wholesale secured and unsecured liquidity outflows	—	Wholesale unsecured deposits failing to roll over at maturity date.
	—	An inability to replace wholesale secured funding on maturity.

Off-balance sheet activities	—	Collateral outflows if our credit rating was downgraded. Credit rating downgrades could also lead to higher costs or less capacity to raise funding.

	—	Outflows of collateral we owe but that have not yet been called.

	—	Outflows of collateral due to market movements.

	—	Drawdowns on committed facilities based on facility type, and counterparty type and creditworthiness.

Other risks	—	Funding concentrations – outflows against concentrations of wholesale secured financing providers.
	—	Intra-day cash flows – shortfall on the liquidity we need to support intra-day needs.
	—	Intra-group commitments and support – cash in our subsidiaries becoming unavailable to the wider Santander UK group and contingent calls for funding from subsidiaries and affiliates.
	—	Franchise retention – outflows we need to support our future business and reputation.

Santander UK Group Holdings plc     91

Annual Report 2016

Risk review

LIQUIDITY RISK MANAGEMENT

Introduction (unaudited)

We manage liquidity risk on a consolidated basis. We created our governance, oversight and control frameworks, and our liquidity risk appetite (LRA), on the same basis. Under this model, and the PRA’s regulatory liquidity rules, Santander UK plc and its subsidiaries Abbey National Treasury Services plc and Cater Allen Limited form the Domestic Liquidity Sub-group (DoLSub). It is assumed that each member of the DoLSub will support the others by transferring surplus liquidity in times of stress. We manage liquidity flows between the DoLSub and other areas of our business efficiently. The same arrangement existed before October 2015 under the Defined Liquidity Group rules of the PRA in place until that date.

We transfer any liquidity risks from the products Santander UK Group Holdings plc issues, or the contracts it executes, into the Santander UK plc group through back-to-back transactions. We fund any mismatches, if needed, by ordinary share dividends from subsidiaries. This is in line with our normal practice because we manage liquidity centrally at the Santander UK plc group level.

Risk appetite

Our liquidity risk appetite statement is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed the rules of our regulators.

Our liquidity management principles are that we:

–	Meet or exceed all PRA liquidity requirements
–	Ensure that all maturing liabilities can be refinanced as they fall due
–	Maintain a level of customer loans versus customer deposits and prevent an over-reliance on wholesale markets
–	Maintain enough capacity to realise liquid assets within an appropriate period to support our liquidity risk appetite
–	Avoid an over-reliance on funding from a single product, customer or counterparty
–	Maintain long-term funding to match long-term assets
–	Maintain a sufficient level of unencumbered assets to support current and future funding and collateral requirements.

Our liquidity risk appetite is approved by the Board, under advice from the Board Risk Committee. Our liquidity risk appetite, in the context of our overall Risk Appetite, is reviewed and approved by the Board each year, or more often if needed.

92     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Risk measurement (unaudited)

We use a number of metrics to manage liquidity risk. These include metrics that show the difference between cash and collateral inflows and outflows in different time periods. They also include structural metrics, such as our loan-to-deposit ratio and our level of encumbered assets.

Stress testing (unaudited)

We also have a liquidity stress test framework in place that includes the most plausible and significant stress scenario. It is approved as part of our liquidity risk appetite. To fit with our risk appetite, the liquidity outflows that come from this stress test must be fully covered with high-quality liquid assets.

We must cover the outcome of other plausible (but less likely) stress tests with a combination of:

–	High-quality liquid assets
–	Other liquid assets
–	Management actions sanctioned at the right level of governance.

Our Risk division runs our stress tests. They are:

Test	Description

Our liquidity risk appetite stress

A comprehensive stress test that looks at all our risks during an idiosyncratic shock in a time of market-wide disruption that causes a loss of confidence in our brand. We reviewed and revised our liquidity risk appetite stress in 2016 and have retained the stress scenario whilst updating the calculated outflows resulting from it.

Global economic stress	A stress test that looks at a slowdown in emerging markets that results in a downturn in the UK housing market.

US stress	Stress tests that look at the impact of losing the confidence of US investors, affecting our access to US funding markets.

Acute retail stress	Stress tests that look at the impact of losing the confidence of retail depositors, causing major, acute loss of deposits.

Slow retail stress	Stress tests that look at the impact of a prolonged period of loss of deposits.

Wholesale stress

A stress test that incorporates an adverse assessment of the impact of the UK referendum on EU membership, where losing corporate and wholesale customer confidence causes us a prolonged period of loss of deposits.

Protracted stress	A 12-month stress with a three-month period of severe liquidity constraint and the loss of retail customer confidence and subsequent loss of deposits.

Eurozone stress	A stress test that looks at a scenario in which a major deterioration in the eurozone economies has a knock-on (or contagion) effect on us, causing severe liability outflows and rating agency action.

We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our liquidity risk appetite and our regulatory liquidity metrics.

We also monitor our PRA Individual Liquidity Guidance and our Liquidity Coverage Ratio (LCR) to ensure we continue to meet the PRA requirements, and we monitor our Net Stable Funding Ratio (NSFR) even though the rules for this are not yet finalised.

Santander UK Group Holdings plc     93

Annual Report 2016

Risk review

Risk mitigation (unaudited)

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

Ongoing business management

Within our framework of prudent funding and liquidity management, we manage our activities to minimise our liquidity risk.

We have clear responsibilities for short-term funding, medium-term funding, encumbrance, collateral and liquid asset management. This ensures we manage liquidity risks as part of our ongoing business management and within our daily operations, strategy and planning. We distinguish between short-term and strategic activities as follows:

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

Funding profile	We use metrics to help control outflows in different maturities and concentrations.

Intra-day collateral management	We make sure we have enough collateral to support our involvement in payment and settlement systems.

Strategic funding management

Structural balance sheet shape

We manage our maturity transformation, where we invest shorter-term funding in longer-term assets. We also manage our use of wholesale funding for non-marketable assets, and our use of non-marketable assets to generate liquidity.

Wholesale funding strategy

We avoid relying too much on any individual or groups of customer, currency, market or product that might become highly correlated in a time of stress. We also avoid excessive concentrations in the maturity of our wholesale funding.

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

As well as our eligible liquidity pool, we hold a portfolio of unencumbered liquid assets at all times. Our LRA and regulatory requirements determine the size and composition of this portfolio. These assets give us a source of contingent liquidity, as we can realise some of them in a time of stress to create liquidity through repurchase or outright sale to the market.

Recovery and resolution framework

In the event of a liquidity or capital stress, Santander UK has developed a series of actions that would be taken that form part of the Recovery and Resolution framework. This enables us to respond to a wide variety of stresses, from mild to severe, in a coordinated and efficient manner. It addresses how a capital or liquidity stress would be managed as part of our wider incident management processes. It defines three stages of severity which are invoked in response to triggers across a range of metrics falling outside threshold levels, or a qualitative assessment of potential serious risks to our financial position and balance sheet strength. All of these metrics are part of our existing risk management processes.

As part of our Recovery and Resolution framework, we also consider our ability to change the amounts and timing of cash flows to respond to unexpected events. To determine our financial adaptability, we consider our ability to:

–	Find new sources of finance
–	Get financial support from other Banco Santander companies
–	Continue in business by reducing our operations or using different resources.

Risk monitoring and reporting (unaudited)

We monitor liquidity risk on a daily, weekly and monthly basis. We do this through different committees and levels of management, including ALCO and the Board Risk Committee.

94     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

LIQUIDITY RISK REVIEW (unaudited)

Liquidity Coverage Ratio

This table shows our LCR and LRA reflecting the stress testing methodology in place at that time.

	LCR		LRA
			(two-month Santander UK specific requirement)
	2016	2015	2016	2015
	£bn	£bn	£bn	£bn
Eligible liquidity pool	50.1	37.8	45.2	34.4

Asset inflows	1.9	1.5	1.3	0.8

Stress outflows:
Retail and commercial deposit outflows	(8.2)	(7.6)	(9.8)	(9.2)
Wholesale funding and derivatives	(21.0)	(16.3)	(8.1)	(9.0)
Contractual credit rating downgrade exposure	(5.6)	(5.9)	(5.0)	(4.4)
Drawdowns of loan commitments	(3.1)	(3.1)	(2.5)	(2.7)
Other	–	–	(3.2)	(1.2)
Total stress net cash outflows	(36.0)	(31.4)	(27.3)	(25.7)
Surplus	14.1	6.4	17.9	8.7
Eligible liquidity pool as a percentage of anticipated net cash flows	139%	120%	166%	134%

LCR eligible liquidity pool

This table shows the carrying value and liquidity value of the assets in our eligible liquidity pool at 31 December 2016 and 2015. It also shows the weighted average carrying value in the year:

	Carrying value		Liquidity value(1)		Weighted average carrying value in the year
	2016 £bn	2015 £bn	2016 £bn	2015 £bn	2016 £bn	2015 £bn
Cash and balances at central banks	16.0	15.9	16.0	15.9	19.0	19.1
Government bonds	29.5	18.1	29.5	17.8	18.4	12.5
Supranational bonds and multilateral development banks	1.5	1.2	1.5	1.2	1.4	1.1
Covered bonds	2.9	2.1	2.6	1.8	2.6	2.3
Asset-backed securities	0.7	0.7	0.5	0.7	0.8	0.6
Corporate bonds	–	0.1	–	0.1	–	0.1
Equities	0.1	0.6	–	0.3	0.5	0.5
	50.7	38.7	50.1	37.8	42.7	36.2

(1)	Liquidity value is the carrying value with the applicable LCR haircut applied.

Santander UK Group Holdings plc     95

Annual Report 2016

Risk review

Balance sheet classification

This table shows the carrying value of the assets in our eligible liquidity pool in our Consolidated Balance Sheet, or their treatment as off-balance sheet, at 31 December 2016 and 2015.

		On-balance sheet					Off-balance sheet
	Eligible liquidity pool £bn	Cash and balances at central banks £bn	Trading assets £bn	Loans and receivables securities £bn	Available-for- sale securities £bn	Held-to- maturity investments £bn	Collateral received/ (pledged) £bn
2016
Cash and balances at central banks	16.0	16.0	–	–	–	–	–
Government bonds	29.5	–	5.3	–	5.0	6.4	12.8
Supranational bonds and multilateral development banks	1.5	–	–	–	1.4	–	0.1
Covered bonds	2.9	–	–	–	2.9	–	–
Asset-backed securities	0.7	–	–	0.1	0.6	–	–
Equities	0.1	–	4.5	–	–	–	(4.4)
	50.7	16.0	9.8	0.1	9.9	6.4	8.5

2015
Cash and balances at central banks	15.9	15.9	–	–	–	–	–
Government bonds	18.1	–	3.9	–	4.3	–	9.9
Supranational bonds and multilateral development banks	1.2	–	–	–	1.2	–	–
Covered bonds	2.1	–	–	–	2.4	–	(0.3)
Asset-backed securities	0.7	–	–	0.1	0.6	–	–
Corporate bonds	0.1	–	–	–	0.1	–	–
Equities	0.6	–	5.7	–	–	–	(5.1)
	38.7	15.9	9.6	0.1	8.6	–	4.5

Geographical distribution

This table shows the geographical distribution of the carrying value of the assets in our eligible liquidity pool at 31 December 2016 and 2015:

	UK £bn	US £bn	EEA £bn		Other £bn		Total £bn
2016
Cash and balances at central banks	12.5	3.5	–		–		16.0
Government bonds(1)	23.1	2.9	2.8	(2)	0.7	(3)	29.5
Supranational bonds and multilateral development banks(4)	0.1	0.8	–		0.6		1.5
Covered bonds(5)	0.6	0.1	1.2		1.0		2.9
Asset-backed securities(6)	0.5	–	0.1		0.1		0.7
Equities	–	–	0.1		–		0.1
	36.8	7.3	4.2		2.4		50.7

2015
Cash and balances at central banks	13.7	2.2	–		–		15.9
Government bonds(1)	10.6	4.9	1.5	(2)	1.1	(3)	18.1
Supranational bonds and multilateral development banks(4)	0.1	0.6	–		0.5		1.2
Covered bonds(5)	0.3	0.1	1.1		0.6		2.1
Asset-backed securities(6)	0.5	–	0.1		0.1		0.7
Corporate bonds(7)	–	–	0.1		–		0.1
Equities	0.1	–	0.4		0.1		0.6
	25.3	7.8	3.2		2.4		38.7

(1)	Consists of AAA rated bonds of £8.6bn (2015: £11.6bn), AA+ rated bonds of £0.3bn (2015: £5.1bn), AA rated bonds of £20.0bn (2015: £0.3bn), AA- rated bonds of £0.2bn (2015: £nil) and A rated bonds of £0.4bn (2015: £1.1bn).
(2)	Consists of Germany of £1.8bn (2015: £0.9bn), Netherlands of £0.4bn (2015: £0.2bn), Belgium of £0.2bn (2015: £nil), France of £0.1bn (2015: £0.2bn) and other countries of £0.3bn (2015: £0.2bn).
(3)	Consists of Japan of £0.4bn (2015: £1.1bn), Switzerland of £0.2bn (2015: £nil) and Canada of £0.1bn (2015: £nil).
(4)	Consists of AAA rated bonds of £1.5bn (2015: £1.2bn).
(5)	Consists of AAA rated bonds of £2.9bn (2015: £2.0bn) and AA+ rated bonds of £nil (2015: £0.1bn).
(6)	Consists of AAA rated bonds of £0.7bn (2015: £0.7bn).
(7)	Consists of AA rated bonds of £nil (2015: £0.1bn).

96     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Currency analysis

This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2016 and 2015:

	US Dollar £bn	Euro £bn	Sterling £bn	Other £bn	Total £bn
2016	10.1	2.4	37.6	0.6	50.7
2015	9.8	1.5	26.3	1.1	38.7

Composition of the eligible liquidity pool

This table shows the allocation of the carrying value of the assets in our eligible liquidity pool for LRA and LCR purposes at 31 December 2016 and 2015.

	LCR eligible liquidity pool				Of which
	Level 1 £bn	Level 2A £bn	Level 2B £bn	Total £bn	LRA eligible £bn
2016
Cash and balances at central banks	16.0	–	–	16.0	15.0
Government bonds	28.9	0.6	–	29.5	29.5
Supranational bonds and multilateral development banks	1.5	–	–	1.5	1.5
Covered bonds	1.7	1.2	–	2.9	2.9
Asset-backed securities	–	–	0.7	0.7	0.3
Equities	–	–	0.1	0.1	0.1
	48.1	1.8	0.8	50.7	49.3

2015
Cash and balances at central banks	15.9	–	–	15.9	14.8
Government bonds	17.0	1.1	–	18.1	18.1
Supranational bonds and multilateral development banks	1.2	–	–	1.2	1.2
Covered bonds	1.5	0.6	–	2.1	1.8
Asset-backed securities	–	–	0.7	0.7	0.4
Corporate bonds	–	0.1	–	0.1	–
Equities	–	–	0.6	0.6	0.6
	35.6	1.8	1.3	38.7	36.9

2016 compared to 2015

Throughout 2016, we maintained robust risk management controls to monitor and manage the levels of our eligible liquidity pool and encumbrance. Our LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 237% at 31 December 2016 (2015: 183%), and our LCR improved to 139% at 31 December 2016 (2015: 120%). The change in the coverage ratio (which is expected to be volatile due to the management of normal short-term business commitments) and the LCR was mainly due to an increase in the eligible liquidity pool assets of £12.0bn to £50.7bn at 31 December 2016 (2015: £38.7bn). This mainly reflected prudent liquidity planning and an increase in the collateral received for derivatives used to hedge our foreign currency medium term issuance after the UK referendum on EU membership. In addition, some of the increase was driven by anticipation of the greater requirements expected when the EU adopts Regulatory Technical Standards for assessing additional collateral outflows on derivatives contracts.

Santander UK Group Holdings plc     97

Annual Report 2016

Risk review

OUR FUNDING STRATEGY AND STRUCTURE

Funding strategy (unaudited)

Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding.

Most of our funding comes from customer deposits. The rest is sourced from a mix of secured and unsecured funding in the wholesale markets. Overall this means that we do not rely too heavily on wholesale funds. This is reflected in our customer loan-to-deposit ratio below which is monitored against limits on a monthly basis. At the same time, it makes sure our sources of funding are not too concentrated on any one product. We have checks and controls to limit our asset encumbrance from secured funding operations. As part of maintaining a diverse funding base, we raise funding in a number of currencies, including euro, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.

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

Deposit funding

Our Retail Banking and Commercial Banking activities are mostly funded by customer deposits. The rest is funded through wholesale markets.

This table shows our customer loans, customer deposits and loan-to-deposit ratio at 31 December 2016 and 2015. The data for our business segments does not include accrued interest. The total data includes accrued interest but does not include repurchase and reverse repurchase agreements.

	Customer loans £bn	Customer deposits £bn	Loan-to- deposit ratio %
2016
Retail Banking	168.6	148.1	114
Commercial Banking	19.4	17.2	113
Global Corporate Banking	5.7	4.1	139
Corporate Centre	6.5	3.0	217
Total customer loans and deposits	200.2	172.4
Adjust for: fair value loans, impairment loss allowances, accrued interest and other	(0.5)	0.3
Statutory loans and advances to customers/deposits by customers(1)	199.7	172.7
Less: repurchase agreements and reverse repurchase agreements	(0.5)	(0.5)
Total(2)	199.2	172.2	116

2015(3)
Retail Banking	167.0	140.3	119
Commercial Banking	18.7	15.1	124
Global Corporate Banking	5.5	3.0	183
Corporate Centre	7.4	3.9	190
Total customer loans and deposits	198.6	162.3
Adjust for: fair value loans, impairment loss allowances, accrued interest and other	(0.6)	0.9
Statutory loans and advances to customers/deposits by customers(1)	198.0	163.2
Less: repurchase agreements and reverse repurchase agreements	(1.0)	(0.5)
Total(2)	197.0	162.7	121

(1)	The customer loans and customer deposits numbers are the balances disclosed in the Consolidated Balance Sheet.
(2)	We calculate the total loan-to-deposit ratio as loans and advances to customers (excluding reverse repurchase agreements) divided by deposits by customers (excluding repurchase agreements).
(3)	The 2015 numbers in this table are unaudited.

98     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Wholesale funding

Wholesale funding and issuance model (unaudited)

Banco Santander is a multiple point of entry resolution group. This means that should it fail, it would be split up into parts. Healthy parts might be sold or be maintained as a residual group without their distressed sister companies. The resolution or recapitalisation of the distressed parts might be effected via ‘bail in’ of bonds that had been issued to the market by a regional intermediate holding company.

Santander UK is a single point of entry resolution group. This means that resolution would work downwards from the group’s holding company (i.e. Santander UK Group Holdings plc). Losses in subsidiaries would first be transferred up to Santander UK Group Holdings plc. If the holding company is bankrupt as a result, the group needs resolving. The ‘bail in’ tool is applied to the holding company, with the equity being written off and bonds converted into equity as necessary to recapitalise the group. Those bondholders would become the new owners, and the group would stay together.

Santander UK Group Holdings plc is the immediate holding company of Santander UK plc, which in turn is the immediate parent company of Abbey National Treasury Services plc. This structure is a Bank of England recommended configuration which aims to resolve banks without disrupting the activities of their operating companies, thereby maintaining continuity of services for customers.

Our current structure is:

Composition of wholesale funding (unaudited)

We are active in the wholesale markets and we have direct access to both money market and long-term investors through our funding programmes. This makes our wholesale funding well diversified by product, maturity, geography and currency. This includes currencies available across a range of channels from money markets, repo markets, senior unsecured, secured, medium-term and subordinated debt.

2016 compared to 2015

As part of our ring-fence planning, from 1 June 2016, Santander UK plc became the issuer in respect of the outstanding notes issued by Abbey National Treasury Services plc under its US$30bn Euro Medium Term Note Programme, its Euro 35bn Global Covered Bond Programme, and its US SEC registered debt shelf. Santander UK plc also became the issuer for the following standalone securities: the Euro 60m Guaranteed Step-Down Fixed / Inverse Floating Rate Notes due 2019, and the £166,995,000 Zero Coupon Amortising Guaranteed Notes due 2038.

Except for the covered bonds, which will continue to have the secured guarantee of Abbey Covered Bonds LLP, all notes transferred to Santander UK plc by Abbey National Treasury Services plc and all notes issued by Santander UK plc in the future under these programmes will be the sole liability of Santander UK plc and will not be guaranteed by any other entity.

Going forward, Santander UK plc is intended to be our main operating company issuer of senior unsecured debt and covered bonds. Santander UK Group Holdings plc will be the issuer of subordinated debt and Minimum Requirement for Own Funds and Eligible Liabilities (MREL) / Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt.

Santander UK Group Holdings plc     99

Annual Report 2016

Risk review

Maturity profile of wholesale funding

This table shows our main sources of wholesale funding. It does not include securities financing repurchase and reverse repurchase agreements. The table is based on exchange rates at issue and scheduled repayments. It does not reflect the final contractual maturity of the funding.

	<=1 month £bn	>1 and <=3 months £bn	>3 and <= 6 months £bn	>6 and <=9 months £bn	>9 and <=12 months £bn	Sub-total <=1 year £bn	>1 and <=2 years £bn	>2 and <=5 years £bn	>5 years £bn	Total £bn
2016
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	–	2.7	1.3	4.0
– privately placed	–	–	–	–	–	–	–	–	0.1	0.1
Subordinated liabilities and equity (including
AT1 issuances)	–	–	–	–	–	–	–	0.8	1.7	2.5
	–	–	–	–	–	–	–	3.5	3.1	6.6
Santander UK plc
Deposits by banks	0.1	–	–	–	–	0.1	–	–	–	0.1
Senior unsecured – public benchmark(2)	–	0.9	–	0.9	–	1.8	2.1	6.7	2.1	12.7
– privately placed(2)	0.9	–	–	0.4	0.2	1.5	0.6	1.4	0.2	3.7
Covered bonds(2)	1.0	–	0.8	–	1.4	3.2	1.8	6.1	4.1	15.2
Securitisation and structured issuance(3)	0.8	0.3	1.1	1.4	0.9	4.5	1.3	0.7	0.6	7.1
Term Funding Scheme	–	–	–	–	–	–	–	4.5	–	4.5
Subordinated liabilities	0.1	–	–	–	–	0.1	0.2	0.2	2.2	2.7
	2.9	1.2	1.9	2.7	2.5	11.2	6.0	19.6	9.2	46.0
Other group entities
Deposits by banks	0.4	–	–	0.2	–	0.6	–	–	–	0.6
Certificates of deposit and commercial paper	2.9	3.1	1.3	0.7	0.4	8.4	–	–	–	8.4
Senior unsecured – privately placed(2)	–	–	–	–	–	–	0.1	0.5	0.5	1.1
Securitisation and structured issuance(4)	0.3	0.3	0.2	0.2	0.2	1.2	0.9	0.4	–	2.5
	3.6	3.4	1.5	1.1	0.6	10.2	1.0	0.9	0.5	12.6
Total	6.5	4.6	3.4	3.8	3.1	21.4	7.0	24.0	12.8	65.2
Of which: – secured	2.1	0.6	2.1	1.6	2.5	8.9	4.0	11.7	4.7	29.3
– unsecured	4.4	4.0	1.3	2.2	0.6	12.5	3.0	12.3	8.1	35.9

2015(5)
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	–	0.8	–	0.8
Subordinated liabilities and equity (including
AT1 issuances)	–	–	–	–	–	–	–	0.8	1.7	2.5
	–	–	–	–	–	–	–	1.6	1.7	3.3
Santander UK plc
Deposits by banks	0.1	0.2	–	–	–	0.3	–	–	–	0.3
Securitisation and structured issuance(3)	0.9	–	0.7	1.3	0.5	3.4	4.4	1.7	0.7	10.2
Subordinated liabilities	–	–	–	–	–	–	0.1	0.4	2.3	2.8
	1.0	0.2	0.7	1.3	0.5	3.7	4.5	2.1	3.0	13.3
Other group entities
Deposits by banks	0.1	0.6	–	–	–	0.7	–	–	–	0.7
Certificates of deposit and commercial paper	1.6	3.2	1.7	0.6	0.1	7.2	–	–	–	7.2
Senior unsecured – public benchmark(2)	–	–	0.7	–	–	0.7	1.8	7.1	3.0	12.6
– privately placed(2)	0.5	–	0.2	0.7	0.6	2.0	1.8	2.0	0.2	6.0
Covered bonds(2)	–	–	–	0.9	1.6	2.5	3.2	3.7	6.9	16.3
Securitisation and structured issuance(4)	0.9	0.7	0.7	0.8	1.2	4.3	0.4	0.6	–	5.3
	3.1	4.5	4.0	3.0	3.5	17.4	7.2	13.4	10.1	48.1
Total	4.1	4.7	4.0	4.3	4.0	21.1	11.7	17.1	14.8	64.7
Of which: – secured	1.8	0.7	1.4	3.0	3.3	10.2	8.0	6.0	7.6	31.8
– unsecured	2.3	4.0	2.6	1.3	0.7	10.9	3.7	11.1	7.2	32.9

(1)	Currently all our senior debt issued out of Santander UK Group Holdings plc is downstreamed into Santander UK plc on an equivalent rankings basis (e.g. senior unsecured is downstreamed as senior unsecured, subordinated capital instruments are downstreamed as subordinated capital instruments, etc.). However, under the end-state MREL / TLAC regime, senior unsecured debt issued out of Santander UK Group Holdings plc will be downstreamed in a form that is subordinated to senior unsecured debt, but senior to subordinated capital instruments issued out of Santander UK plc.
(2)	With effect on and from 1 June 2016, Santander UK plc was substituted in place of Abbey National Treasury Services plc as principal obligor under its existing senior unsecured wholesale securities. For more on this see Notes 29 and 30 to the Consolidated Financial Statements.
(3)	This includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(4)	This includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
(5)	The 2015 numbers in this table are unaudited.

100     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Currency composition of wholesale funds

This table shows our wholesale funding by major currency at 31 December 2016 and 2015.

	2016				2015 (unaudited)
	Sterling %	US Dollar %	Euro %	Other %	Sterling %	US Dollar %	Euro %	Other %
Santander UK Group Holdings plc
Senior unsecured – public benchmark	12	63	21	4	–	80	–	20
– privately placed	–	–	–	100	–	–	–	–
Subordinated liabilities and equity (including AT1 issuances)	61	39	–	–	61	39	–	–
	31	53	13	3	46	49	–	5
Santander UK plc
Deposits by banks	33	67	–	–	22	78	–	–
Senior unsecured – public benchmark	12	49	39	–	–	–	–	–
– privately placed	3	1	93	3	–	–	–	–
Covered bonds	41	–	58	1	–	–	–	–
Securitisation and structured issuance	59	29	12	–	59	25	16	–
Term Funding Scheme	100	–	–	–	–	–	–	–
Subordinated liabilities	55	45	–	–	55	44	–	1
	39	21	39	1	56	32	12	–
Other group entities
Deposits by banks	7	93	–	–	9	91	–	–
Certificates of deposit and commercial paper	31	68	1	–	35	48	17	–
Senior unsecured – public benchmark	–	–	–	–	13	41	46	–
– privately placed	22	59	19	–	9	9	79	3
Covered bonds	–	–	–	–	35	–	64	1
Securitisation and structured issuance	87	5	8	–	36	34	30	–
	41	55	4	–	26	24	50	–
Total	39	30	30	1	33	26	40	1
Reconciliation of wholesale funding to the balance sheet

This table reconciles our wholesale funding to our balance sheet at 31 December 2016 and 2015.

		Balance sheet line item
	Funding analysis £bn	Deposits by banks £bn		Deposits by customers(1) £bn	Trading liabilities £bn		Financial liabilities at fair value £bn	Debt securities in issue £bn	Subordinated liabilities £bn	Share capital, other equity and non- controlling interests(2) £bn
2016
Deposits by banks	0.7	0.3		–	0.4		–	–	–	–
Certificates of deposit and commercial paper	8.4	–		–	–		0.5	7.9	–	–
Senior unsecured – public benchmark	16.7	–		–	–		–	16.7	–	–
– privately placed	4.9	–		–	–		1.4	3.5	–	–
Covered bonds	15.2	–		–	–		–	15.2	–	–
Securitisation and structured issuance	9.6	2.1	(3)	0.5	–		–	7.0	–	–
Term Funding Scheme	4.5	4.5		–	–		–	–	–	–
Subordinated liabilities and equity	5.2	–		–	–		–	–	3.4	1.8
Total wholesale funding	65.2	6.9		0.5	0.4		1.9	50.3	3.4	1.8
Repos	8.8	–		–	8.8		–	–	–	–
Foreign exchange and hedge accounting	5.4	–		–	–		–	4.5	0.9	–
Other	9.8	2.9	(3)	–	6.4	(4)	0.5	–	–	–
Balance sheet total	89.2	9.8		0.5	15.6		2.4	54.8	4.3	1.8
2015 (unaudited)
Deposits by banks	1.0	–		–	1.0		–	–	–	–
Certificates of deposit and commercial paper	7.2	–		–	–		–	7.2	–	–
Senior unsecured – public benchmark	13.4	–		–	–		–	13.4	–	–
– privately placed	6.0	–		–	–		2.0	4.0	–	–
Covered bonds	16.3	–		–	–		–	16.3	–	–
Securitisation and structured issuance	15.5	4.2	(3)	0.5	1.1		–	9.7	–	–
Subordinated liabilities and equity	5.3	–		–	–		–	–	3.5	1.8
Total wholesale funding	64.7	4.2		0.5	2.1		2.0	50.6	3.5	1.8
Repos	6.6	–		–	6.6		–	–	–	–
Foreign exchange and hedge accounting	0.3	–		–	–		–	(0.1)	0.4	–
Other	8.1	4.1	(3)	–	4.0	(4)	–	–	–	–
Balance sheet total	79.7	8.3		0.5	12.7		2.0	50.5	3.9	1.8

(1)	This is included in our balance sheet total of £172,726m (2015: £163,232m).
(2)	This is £14m (2015: £14m) fixed/floating rate non-cumulative callable preference shares, £235m (2015: £235m) Step-up Callable Perpetual Reserve Capital Instruments, £nil (2015: £7m) of Step-up Callable Perpetual Preferred Securities and £1,545m (2015: £1,545m) Perpetual Capital Securities (net of issuance costs). See Notes 36 and 37 to the Consolidated Financial Statements.
(3)	Securitisation and structured issuance comprise of repurchase agreements. Other comprises of items in the course of transmission and other deposits, excluding the Term Funding Scheme. See Note 26 to the Consolidated Financial Statements.
(4)	Short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 28 to the Consolidated Financial Statements.

Santander UK Group Holdings plc     101

Annual Report 2016

Risk review

As well as deposit and wholesale funding, we have access to the UK Government schemes included in the table below. For each of these schemes, eligible collateral includes all collateral that is eligible in the Bank of England’s Discount Window Facility.

Scheme	Description

Term Funding Scheme (TFS)

The TFS aims to reinforce the transmission of Base Rate cuts to the interest rates actually faced by households and businesses by providing term funding to banks at rates close to Base Rate. The TFS allows participants to borrow central bank reserves in exchange for eligible collateral. It links the price and quantity of funding to net lending to UK households, the non-financial sector and non-bank credit providers over a specified period.

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

Contingent Term Repo Facility (CTRF)

The CTRF will be activated by the Bank of England in response to actual or prospective market-wide stress. It gives short-term liquidity to the market through monthly auctions using eligible collateral as security.

Indexed Long-Term Repo (ILTR)

The ILTR is aimed at banks, building societies and broker-dealers with a predictable need for liquid assets. The Bank of England offers funds via an ILTR operation once each calendar month, normally with a six-month maturity. Participants can borrow using eligible collateral as security.

Term issuance

In 2016, our external term issuance (sterling equivalent) was:

	Sterling £bn	US Dollar £bn	Euro £bn	Other £bn	Total 2016 £bn	Total 2015(1) £bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	0.5	1.8	0.8	–	3.1	0.8
– privately placed	–	–	–	0.1	0.1	–
Subordinated debt and equity (including AT1 issuance)	–	–	–	–	–	1.8
	0.5	1.8	0.8	0.1	3.2	2.6
Santander UK plc
Securitisations	0.3	0.3	–	–	0.6	1.0
Covered bonds	0.5	–	0.1	–	0.6	–
Term Funding Scheme	4.5	–	–	–	4.5	–
	5.3	0.3	0.1	–	5.7	1.0
Other group entities
Securitisations	0.8	–	–	–	0.8	0.7
Covered bonds	–	–	0.8	–	0.8	1.4
Senior unsecured – public benchmark	–	1.4	–	–	1.4	4.6
– privately placed	0.1	0.3	0.6	–	1.0	1.8
	0.9	1.7	1.4	–	4.0	8.5
Total gross issuances	6.7	3.8	2.3	0.1	12.9	12.1

(1)	The 2015 numbers in this table are unaudited.

2016 compared to 2015 (unaudited)

Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as to support our credit ratings. As in 2015, the majority of our new issuance in 2016 was in the unsecured markets. 2016 presented a challenging market for issuance. In the first half of the year market sentiment was dominated by global economic growth concerns and fears centred around the Chinese economy and oil prices, resulting in weaker equity markets and a slump in bank capital. The UK’s vote to leave the EU was followed by immediate market volatility, sterling depreciation and further spread widening. However, the effects on credit were short lived and by August spreads were back to the immediate pre-referendum levels and continued to tighten, ultimately ending up at January levels. In the face of geo-political and economic uncertainty, the Bank of England continued to provide support through further rounds of monetary stimulus, introducing the TFS and maintaining the low interest rate environment. The US election result generated much activity in the rates space but credit remained stable.

Taking advantage of the constructive market windows through 2016, we remained active in the wholesale markets. In addition, the TFS provides a useful source of low cost funding and we have utilised the scheme as part of our commitment to continue lending to UK individuals and business. In 2016, our term funding was £12.9bn (2015: £12.1bn), of which £8.4bn (2015: £10.3bn) was medium-term issuance:

–	We issued six public senior unsecured securities, of which four were issued by the Company and downstreamed to our operating company, Santander UK plc. These four issuances from the Company included two USD SEC registered 5 year benchmarks totalling $2.5bn, as well as a £500m 10 year and a € 1bn 7 year transaction from the Company’s € 30bn Euro Medium Term Note Programme.
–	The remaining two issuances were USD SEC registered 3 year securities out of Abbey National Treasury Services plc totalling $2bn. With effect on and from 1 June 2016, Santander UK plc was substituted in place of Abbey National Treasury Services plc as principal obligor in respect of these issuances.
–	We also issued residential mortgage-backed securities, asset-backed securities and two public covered bonds.

Maturities in 2016 were £13.5bn (2015: £12.3bn). At 31 December 2016, 67% (2015: 67%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 41 months (2015: 43 months). The total drawdown from the TFS was £4.5bn (2015: £nil) and £3.2bn (2015 £2.2bn) under FLS.

102     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Encumbrance (unaudited)

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

Our biggest source of encumbrance is where we use our mortgage portfolio to raise funds via securitisation, covered bonds or other structured borrowing. We control our levels of encumbrance from these by setting a minimum level of unencumbered assets that must be available after factoring in:

–	Our future funding plans
–	Whether we can use our assets for our future collateral needs
–	The impact of possible stress conditions
–	Our current level of encumbrance.

On-balance sheet encumbered and unencumbered assets

	Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets not positioned at the central bank			Total	Total
	As a result of covered bonds £m	As a result of securitisations £m	Other £m	Total £m	Assets positioned at the central bank (i.e. pre-positioned plus encumbered) £m	Readily available for encumbrance £m	Other assets capable of being encumbered £m	Cannot be encumbered £m	£m	assets £m
2016
Cash and balances at central banks(1)(2)	–	–	600	600	370	16,137	–	–	16,507	17,107
Trading assets	–	–	13,582	13,582	–	2,807	13,646	–	16,453	30,035
Derivative financial instruments	–	–	–	–	–	–	–	25,471	25,471	25,471
Financial assets designated at fair value	–	–	–	–	–	1,463	677	–	2,140	2,140
Loans and advances to banks	–	–	115	115	–	1,030	3,207	–	4,237	4,352
Loans and advances to customers	20,234	19,996	25	40,255	23,801	96,741	18,137	20,799	159,478	199,733
Loans and receivables securities	–	–	–	–	–	257	–	–	257	257
Available-for-sale securities	–	–	937	937	–	9,624	–	–	9,624	10,561
Held-to maturity investments	–	–	1,747	1,747	–	4,901	–	–	4,901	6,648
Macro hedge of interest rate risk	–	–	–	–	–	–	–	1,098	1,098	1,098
Interests in other entities	–	–	–	–	–	–	–	61	61	61
Intangible assets	–	–	–	–	–	–	–	2,316	2,316	2,316
Property, plant and equipment	–	–	–	–	–	–	1,491	–	1,491	1,491
Retirement benefit assets	–	–	–	–	–	–	–	398	398	398
Other assets	–	–	–	–	–	–	–	1,473	1,473	1,473
Total assets	20,234	19,996	17,006	57,236	24,171	132,960	37,158	51,616	245,905	303,141

(1)	Encumbered cash and balances at central banks include minimum cash balances we are required to hold at central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.

Santander UK Group Holdings plc     103

Annual Report 2016

Risk review

	Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets not positioned at the central bank			Total	Total
	As a result of covered bonds £m	As a result of securitisations £m	Other £m	Total £m	Assets positioned at the central bank (i.e. pre-positioned plus encumbered) £m	Readily available for encumbrance £m	Other assets capable of being encumbered £m	Cannot be encumbered £m	£m	assets £m
2015
Cash and balances at central banks(1)(2)	–	–	–	–	340	16,502	–	–	16,842	16,842
Trading assets	–	–	14,305	14,305	–	2,298	7,358	–	9,656	23,961
Derivative financial instruments	–	–	–	–	–	–	–	20,911	20,911	20,911
Financial assets designated at fair value	–	–	–	–	–	1,721	677	–	2,398	2,398
Loans and advances to banks	–	–	91	91	–	462	2,998	–	3,460	3,551
Loans and advances to customers	23,390	24,111	13	47,514	27,648	96,872	5,638	20,371	150,529	198,043
Loans and receivables securities	–	–	–	–	–	52	–	–	52	52
Available-for-sale securities	–	–	1,716	1,716	–	7,296	–	–	7,296	9,012
Macro hedge of interest rate risk	–	–	–	–	–	–	–	781	781	781
Interests in other entities	–	–	–	–	–	–	–	48	48	48
Intangible assets	–	–	–	–	–	–	–	2,231	2,231	2,231
Property, plant and equipment	–	–	–	–	–	–	1,597	–	1,597	1,597
Current tax assets	–	–	–	–	–	–	–	51	51	51
Retirement benefit assets	–	–	–	–	–	–	–	556	556	556
Other assets	–	–	–	–	–	–	–	1,375	1,375	1,375
Total assets	23,390	24,111	16,125	63,626	27,988	125,203	18,268	46,324	217,783	281,409

(1)	Encumbered cash and balances at central banks include minimum cash balances we are required to hold at central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.

Assets encumbered as a result of transactions with counterparties other than central banks mainly relate to funding we had secured against loans and advances to customers, and cash collateral in trading assets that we posted to meet margin needs on derivatives.

Unencumbered assets classified as readily available for encumbrance include cash and securities we hold in our eligible liquidity pool. They also include other unencumbered assets that give us a source of contingent liquidity. We do not rely on these extra unencumbered assets in our liquidity risk appetite, but we might use some of them in a time of stress. We can create liquidity by using them as collateral for secured funding or through outright sale.

Unencumbered assets that are not classified as readily available for encumbrance are mainly derivatives and loans and advances to customers and banks.

Loans and advances to customers are only classified as readily available if they are already in a form we can use to raise funding without any other actions on our part. This includes excess collateral that is already in a secured funding structure. It also includes collateral that is pre-positioned at central banks and is available for use in secured financing.

All other loans and advances are classified as not readily available, but some would still be suitable for use in secured funding structures.

Encumbrance of customer loans and advances

We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes. For more on this, see Note 16 to the Consolidated Financial Statements.

We have raised funding with:

–	Mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England facilities
–	Other asset-backed notes.

We also have a covered bond programme. Under this, we issue securities to investors secured by a pool of residential mortgages.

For more on how our notes issued from secured programmes (securitisations and covered bonds) have been issued externally and also retained, and what we have used them for, see Notes 16 and 39 to the Consolidated Financial Statements.

2016 compared to 2015

Our level of encumbrance from external and internal issuance of securitisations and covered bonds decreased in 2016 as planned. This reflected our desire to shift new wholesale funding issuance away from the secured markets where possible. We expect our overall level of encumbrance to continue to decrease in 2017.

104     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

CREDIT RATINGS (unaudited)

Contractual credit rating downgrade exposure (cumulative cash flow)

Our contractual funding and margin needs depend on the credit rating of Santander UK plc rather than the rating of Santander UK Group Holdings plc. This table shows the cash flow exposure of Santander UK plc to a credit rating downgrade:

	Cumulative cash outflow
	One-notch downgrade £bn	Two-notch downgrade £bn
2016
Securitisation derivatives	3.3	3.4
Contingent liabilities and derivatives margining	1.3	1.6
Total contractual funding or margin requirements	4.6	5.0

2015
Securitisation derivatives	2.6	2.6
Contingent liabilities and derivatives margining	2.0	2.3
Total contractual funding or margin requirements	4.6	4.9

Santander UK Group Holdings plc     105

Annual Report 2016

Risk review

Capital risk

Overview (unaudited)

Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements, market expectations and dividend payments, including AT1 coupons.

In this section, we set out how we are regulated by the PRA (as a UK authorised banking group) and the European Central Bank (ECB) as a member of Banco Santander. We also provide details of the Bank of England’s 2016 stress testing exercise and an update on emerging rules.

We explain how we manage capital on a standalone basis as an autonomous subsidiary within Banco Santander.

We then analyse our capital resources and key capital ratios including our leverage and RWAs.

Key metrics (unaudited)

CET1 capital ratio of 11.6% (2015: 11.6%)

CET1 capital ratio remained at 11.6% in 2016, comfortably above the regulatory minimum. Steady capital generation and RWA management offset by long-term rates volatility impact on the defined benefit pension scheme accounting position. RWAs were up 2% to £87.6bn, with asset growth and the impact of market volatility, which increased credit and counterparty risk, partially offset by RWA management, including securitisation transactions.

UK leverage ratio of 4.1% (2015: 4.0%)

Our ratio increased from 4.0% in 2015 and remained well above the regulatory minimum of 3.0%.

Total capital resources increased to £15.2bn (2015: £14.9bn)

Capital resources increased with higher profits and steady capital generation, partially offset by long-term rates volatility on the accounting position of the defined benefit pension scheme.

106     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

Santander UK Group Holdings plc is incorporated in the UK. For capital purposes, we are subject to prudential supervision by the following regulators:

–	PRA: as a UK authorised banking group
–	ECB: as a member of Banco Santander. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM).

Although we are part of Banco Santander, we do not have any guarantees from our immediate and ultimate parent Banco Santander SA and we operate as an autonomous subsidiary. As we are regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.

Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes. The basis of consolidation for our capital disclosures is the same one we use for our Consolidated Financial Statements.

2016 compared to 2015 (unaudited)

In December 2016 the Bank of England laid out its plans for setting loss absorbing capacity requirements for large UK banks, including Santander UK. These requirements are applicable from 1 January 2020, and we currently estimate a transitional MREL recapitalisation requirement of £7bn, in terms of January 2017 Pillar 2A requirements.

We plan to meet our requirement largely through the issuance of senior unsecured debt from our holding company. This debt will then be downstreamed to the operating company in a compliant form. We have made good progress to date with £5.3bn of senior unsecured debt issued from our holding company to date.

CAPITAL RISK MANAGEMENT

Risk appetite

Our approach to capital management is centralised. We base it on the economic capital requirements of our business and what the regulators ask of us. We operate within the capital risk framework and appetite approved by our Board. This takes into account the commercial environment we operate in, our strategy for each of our material risks and the potential impact of any adverse scenarios or stresses on our capital position.

We decide how to allocate capital as part of our strategic planning. We base our decisions on the relative returns on capital using economic and regulatory capital measures and we balance the return on capital generated by our established retail presence in the UK with our plans to grow our corporate presence. We achieve the efficient utilisation of economic and regulatory capital through managing return on capital performance against targets, together with central capital management which includes the use of securitisations to reduce risk. The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within internal and regulatory limits. Authority for capital management flows to the CEO and from him to specific individuals who are members of the Capital Committee.

As we do not benefit from any guarantees from our parent and we are an autonomous subsidiary, the Board (and some subsidiary boards) are responsible for managing, controlling and assuring capital risk. We quantify regulatory capital demand for credit, market, operational, pension obligation and securitisation risk in line with what the PRA requires of us.

The Capital Committee adopts a centralised capital management approach that is driven by Santander UK’s corporate purpose and strategy. This approach takes into account the commercial and regulatory environment in which Santander UK operates, Santander UK’s Risk Appetite, the management strategy for each of our material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on our capital requirements. This approach is reviewed annually as part of the Santander UK ICAAP.

Decisions on the allocation of capital resources are conducted as part of Santander UK’s strategic three year planning process based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in Risk Appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received. This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil our capital needs.

Santander UK Group Holdings plc     107

Annual Report 2016

Risk review

Risk measurement

We apply Banco Santander SA’s approach to capital measurement and risk management for CRD IV. As a result, Santander UK Group Holdings plc is classified as a significant subsidiary of Banco Santander SA. For more on the CRD IV risk measurement of our exposures, see Banco Santander SA’s Pillar 3 report. You can also find more on capital in our Additional Capital and Risk Management Disclosures on www.santander.co.uk.

Key metrics (unaudited)

The main metrics we use to measure capital risk are:

Key risk metrics	Description

CET1 capital ratio	Common Equity Tier 1 capital as a percentage of risk-weighted assets.

Total capital ratio	CRD IV end-point Tier 1 capital divided by risk-weighted assets.

UK leverage ratio	CRD IV end-point Tier 1 capital divided by regulatory exposure.

Stress testing (unaudited)

We plan for severe periods of stress and we set out what action we would take if an extremely severe period of stress threatened our viability and solvency. This could include suspending dividends, selling assets, reducing some business activity and issuing more capital.

On an ongoing basis, and in accordance with the latest ICAAP review, we forecast our regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of our corporate planning process. Each year we create a capital plan, as part of our ICAAP. We forecast our regulatory and internal capital needs and capital resources based on our medium-term business plan. We share our ICAAP document with the PRA. The PRA then informs us of how much capital (Pillar 2A), and of what quality, it thinks we should hold in addition to Pillar 1 requirements. At 31 December 2016, the PRA’s Pillar 2A CET1 capital requirement was 2.2% of RWAs (2015: 2.0%), which represents 56% (2015: 56%) of the total Pillar 2A capital requirement of 3.9% RWAs (2015: 3.6%). From 1 January 2017 the PRA’s Pillar 2A CET1 requirement will increase to 2.8% of RWAs, which represents 56% of the total Pillar 2A capital requirement of 4.9% of RWAs.

Alongside this plan, we develop a series of macroeconomic scenarios to stress test our capital requirements and confirm that we have adequate regulatory capital resources to meet our projected and stressed regulatory capital requirement and to meet our obligations as they fall due. Internally assigned buffers augment the various regulatory minimum capital criteria. We hold buffers to ensure there is sufficient time for management actions to be implemented against unexpected movements.

The latest PRA stress test results were released on 30 November 2016. We significantly exceeded the PRA’s stress test CET1 threshold requirement of 7.3%, with a stressed CET1 ratio of 9.9%. Additionally, we exceeded the leverage threshold requirement of 3.0%, with a stressed leverage ratio of 3.6% after allowed management actions. We were the most resilient of the UK banks with a maximum draw down of 170 basis points on our CET1 ratio. The outcome of the stress test underlines the quality and strength of our UK-based balance sheet as well as our strong risk management practices. The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% and the Pillar 2A CET1 minimum of 2.8%. The latter minimum came into effect on 1 January 2017 and represents an increase of 0.6 percentage points over the previous Pillar 2A CET1 minimum of 2.2%, which was applicable until 31 December 2016.

Risk mitigation

We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, and UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries.

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

Risk monitoring and reporting

We monitor and report regularly against our capital plan to identify any change in business performance that might affect our capital. Every month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.

108     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

CAPITAL RISK REVIEW

Capital resources (unaudited)

Key capital ratios

The tables below are consistent with our regulatory filings for 2016 and 2015. Our key capital ratios were:

	Santander UK Group Holding plc		Santander UK plc
	2016	2015	2016	2015
	%	%	%	%
CET1 capital ratio	11.6	11.6	11.6	11.6
AT1	1.8	1.8	1.8	1.8
Grandfathered Tier 1	0.5	0.6	0.8	0.8
Tier 2	3.4	3.4	4.3	4.0
Total capital ratio	17.3	17.4	18.5	18.2

The total capital difference between Santander UK Group Holdings plc and Santander UK plc was due to the recognition of minority interests.

The total subordination available to Santander UK plc bondholders was 18.5% (2015: 18.2%) of RWAs.

2016 compared to 2015

The CET1 capital ratio remained at 11.6% at 31 December 2016 (2015: 11.6%), with steady capital generation and RWA management offset by long-term rates volatility impact on the defined benefit pension scheme accounting position.

Our total capital ratio decreased to 17.3% at 31 December 2016 (2015: 17.4%), due to the transitional impact of the CRD IV Minority Interest and grandfathering rules.

Regulatory capital resources

The tables below are consistent with our regulatory filings for 2016 and 2015. We manage our capital on a CRD IV basis. During the years ended 31 December 2016 and 2015, we held capital over and above our regulatory requirements, and managed internal capital allocations and targets in accordance with our capital and risk management policies. This table shows our regulatory capital.

	2016	2015
	£m	£m
CET1 capital	10,206	9,991
AT1 capital	2,033	2,088
Tier 1 capital	12,239	12,079
Tier 2 capital	2,955	2,849
Total regulatory capital	15,194	14,928

AT1 capital

These are preference shares and innovative/hybrid Tier 1 securities. None of the instruments we issued before 1 January 2014 fully meet the CRD IV AT1 capital rules, which apply from that date. These instruments will be phased out by CRD IV rules which restrict their recognition as capital. The £750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities (net of issuance costs) and the £800m Perpetual Capital Securities we issued since then fully meet the CRD IV AT1 capital rules.

Tier 2 capital

These are fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital is being phased out under CRD IV.

Santander UK Group Holdings plc     109

Annual Report 2016

Risk review

Analysis of regulatory capital

This table provides an analysis of our regulatory capital.

	2016	2015 (1)
	£m	£m
Common Equity Tier 1 (CET1) capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,556	6,352
– Accumulated other reserves and non-controlling interests	674	449
CET1 capital before regulatory adjustments	14,290	13,861
CET1 regulatory adjustments:
– Additional value adjustments	(105)	(98)
– Goodwill (net of tax)	(1,801)	(1,802)
– Other intangibles	(482)	(397)
– Fair value reserves related to gains or losses on cash flow hedges	(471)	(254)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(690)	(670)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(66)	(72)
– Deferred tax assets that rely on future profitability excluding timing differences	(5)	(8)
– Defined benefit pension fund assets	(297)	(416)
– Dividend accrual	(17)	(18)
– Deduction for non-controlling interests	(150)	(135)
Total regulatory adjustments to CET1	(4,084)	(3,870)
CET1 capital	10,206	9,991
Additional Tier 1 (AT1) capital instruments:
– Capital instruments	1,545	1,545
– Amount of qualifying items subject to phase out from AT1	721	708
AT1 capital before regulatory adjustments	2,266	2,253
AT1 regulatory adjustments:
– Deductions for instruments issued by subsidiary undertakings	(233)	(165)
Total regulatory adjustments to AT1	(233)	(165)
AT1 capital	2,033	2,088
Tier 1 capital	12,239	12,079
Tier 2 capital instruments:
– Capital instruments	2,991	2,547
– Amount of qualifying items subject to phase out from Tier 2	781	834
Tier 2 capital before regulatory adjustments	3,772	3,381
Tier 2 regulatory adjustments:
– Deductions for instruments issued by subsidiary undertakings	(817)	(532)
Total regulatory adjustments to Tier 2	(817)	(532)
Tier 2 capital	2,955	2,849
Total regulatory capital	15,194	14,928

(1) The 2015 numbers in this table are unaudited.

CET1 regulatory adjustments

These are adjustments to CET1 capital required by CRD IV.

AT1 and Tier 2 regulatory adjustments

These are adjustments to AT1 capital required by CRD IV. They relate to deductions for instruments issued by subsidiary undertakings.

110     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Movements in regulatory capital (unaudited)

This table shows movements in our regulatory capital:

2016 £m
CET1 capital
Opening amount	9,991
– Retained earnings	204
– Other reserves and non-controlling interests	225
– Additional value adjustments	(7)
– Goodwill (net of tax)	1
– Other intangibles	(85)
– Fair value reserves related to gains and losses on cash flow hedges	(217)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(20)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	6
– Deferred tax assets that rely on future profitability excluding timing differences	3
– Defined benefit pension fund assets	119
– Dividend accrual	1
– Deductions for non-controlling interests	(15)
Closing amount	10,206
AT1 capital
Opening amount	2,088
– Capital instruments	–
– Amount of qualifying items subject to phase out from AT1	13
– Deductions for instruments issued by subsidiary undertakings	(68)
Closing amount	2,033
Tier 2 capital
Opening amount	2,849
– Capital instruments	444
– Amount of qualifying items subject to phase out from Tier 2	(53)
– Deductions for instruments issued by subsidiary undertakings	(285)
Closing amount	2,955
Total regulatory capital	15,194

2016 compared to 2015

We complied with the PRA’s capital adequacy rules throughout 2016 and 2015. In 2016, our CET1 capital increased by £215m to £10,206m, with higher profits and steady capital generation, partially offset by long-term rates volatility on the accounting position of the defined benefit pension scheme.

In 2015, our CET1 capital increased by £235m to £9,991m. This was largely due to profits for the year attributable to equity holders of the parent of £914m, less interim ordinary dividends of £416m. In 2015, the increase in our AT1 capital was due to the issuance of £745m of Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities (net of issuance costs).

The latest PRA stress test results were released on 30 November 2016. We significantly exceeded the PRA’s stress test CET1 capital ratio threshold requirement of 7.3%, with a stressed CET1 capital ratio of 9.9%. Additionally, we exceeded the leverage threshold requirement of 3.0%, with a stressed leverage ratio of 3.6% after allowed management actions. The outcome of the stress test underlines the quality of our UK-based balance sheet as well as our strong risk management practices.

The PRA stress test focused on the resilience of UK banks to a synchronised downturn in global economies, particularly those in developing markets. It also included a severe stress scenario for the UK property market, coupled with rising unemployment and the Base Rate remaining at 0% for five years. There were also conduct and market risk stresses layered on top of the economic stress.

Santander UK Group Holdings plc     111

Annual Report 2016

Risk review

Regulatory leverage (unaudited)

The CRD IV rules include proposals to use a leverage ratio to complement risk-based capital ratios. The rules to calculate the leverage ratio have now been set in the UK by the PRA. We also have to meet a minimum level for the end-point Tier 1 leverage ratio under rules set by the PRA.

The table below shows our leverage ratio, which we calculated using the rules set by the PRA. Our ratio was greater than the minimum of 3.0% at 31 December 2016 and 2015.

	2016	2015
	£m	£m
Regulatory exposure	289,684	284,953
End-point Tier 1 capital	11,751	11,536
UK leverage ratio (1)	4.1%	4.0%

(1) Previously known as the PRA end-point Tier 1 leverage ratio.

Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2016	2015
	£m	£m
Total assets per the Consolidated Balance Sheet	303,141	281,409
Derivatives netting and potential future exposure	(14,666)	(12,214)
Securities financing current exposure add-on	4,356	3,356
Removal of IFRS netting	1,550	1,718
Removal of qualifying central bank claims	(17,104)	–
Commitments calculated in accordance with Basel Committee Leverage Framework	15,076	13,285
CET1 regulatory adjustments	(2,669)	(2,601)
	289,684	284,953

The adjustments are:

–	Derivatives netting and potential future exposure: where netting is allowed to calculate RWAs for derivatives, it is also allowed for leverage purposes. This is partially offset by including the PFE we use to calculate RWAs
–	Securities financing current exposure add-on: we include an add-on for securities financing transactions to show current exposure for leverage purposes
–	Removal of IFRS netting: where netting of assets and liabilities is allowed under IFRS, but not under the Basel rules, we remove it for leverage purposes
–	Removal of qualifying central banks claims: permitted under the recommendation of the Financial Policy Committee on 25 July 2016, under CRD IV rules the exposure measure does not allow the removal of qualifying central bank deposits or claims
–	Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of undrawn commitments for leverage purposes after we apply regulatory credit conversion factors
–	CET1 regulatory adjustments: where we have deducted assets from CET1, they can be deducted for leverage purposes.

Distributable items (unaudited)

At 31 December 2016, Santander UK Group Holdings plc had distributable items under CRD IV of £4,212m (2015: £4,215m).

Movements in distributable items during the year/period ended 31 December 2016 and 2015 were:

	Year ended 31 December 2016 £m	Period(1) ended 31 December 2015 £m
Distributable items at start of year/period	4,215	4,208
Dividends approved since start of year/period:
– Additional Tier 1 Capital Securities	(111)	(104)
– Tax on above item	22	21
– Ordinary shares	(593)	(416)
Dividends receivable since start of year/period:
– Investment in AT1 Capital Securities	110	103
– Tax on above item	(22)	(22)
– Investment in ordinary shares of subsidiary	593	427
Other income statement items for the year/period (Company)	(2)	(2)
Distributable items at end of year/period(2)	4,212	4,215

(1)	The start of the period is 25 March 2015, when the Company became a publicly listed company.
(2)	Distributable items are equivalent to distributable profits under the UK Companies Act 2016.

112     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Risk-weighted assets (unaudited)

The tables below are consistent with our regulatory filings for 2016 and 2015.

RWAs by risk	2016 £bn	2015 £bn

Credit risk	70.6	71.0
Counterparty risk	6.1	5.1
Market risk	3.5	2.8
Operational risk	7.4	6.9
	87.6	85.8

RWAs by segment	2016 £bn	2015 £bn

Retail Banking	43.6	44.3
Commercial Banking	20.4	19.0
Global Corporate Banking	16.9	15.4
Corporate Centre	6.7	7.1
	87.6	85.8

2016 compared to 2015

RWAs increased by £1.8bn to £87.6bn (2015: £85.8bn) from asset growth and the impact of market volatility. The impact of asset growth on credit and counterparty risk has been partially offset by RWA management, including securitisation transactions.

Retail Banking RWAs decreased by £0.7bn to £43.6bn (2015: £44.3bn). Commercial Banking RWAs increased by £1.4bn to £20.4bn (2015: £19.0bn), with asset growth, and in part due to a model recalibration in one of our Commercial Banking portfolios.

Global Corporate Banking RWAs increased by £1.5bn to £16.9bn (2015: £15.4bn), and were significantly impacted by market volatility which increased credit and counterparty risk. RWAs attributable to customer loans equated to £7.5bn (2015: £7.8bn), with asset growth offset by capital management.

Corporate Centre RWAs decreased by £0.4bn to £6.7bn (2015: £7.1bn), with the reduction in non-core customer loans and the sale of our Visa Europe Limited shareholding, partially offset by the impact of higher market volatility on counterparty credit risk. RWAs attributable to non-core customer loans amounted to £1.3bn (2015: £1.5bn).

Exposure and RWAs by division and risk

The table on the next page analyses RWAs by division and risk. We show the balance sheet amount, the equivalent regulatory exposure, the risk-weighting we apply to those exposures, and the resulting RWAs.

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

Santander UK Group Holdings plc     113

Annual Report 2016

Risk review

In the table below, regulatory exposure is the EAD calculated in accordance with CRD IV and related PRA supervisory statements. EAD for customer loans includes undrawn credit facilities and adjusted for a credit conversion factor. We have calculated EAD for repo, reverse repo, securities financing and derivative transactions net of any associated collateral. We include regulatory adjustments and potential future exposure (PFE) elements if it is appropriate.

		Regulatory exposure			Risk-weighting applied			RWAs
	Balance sheet £bn	Standardised approach £bn	IRB approach £bn	Total £bn	Standardised approach %	IRB approach %	Total %	Standardised approach £bn	IRB approach £bn	Total £bn
2016
Retail Banking
– Secured lending	154.3	–	163.4	163.4	100.0	15.6	15.6	–	25.5	25.5
– Unsecured lending	14.3	10.7	8.5	19.2	72.8	56.6	65.6	7.8	4.8	12.6
– Operational risk	–	–	–	–	–	–	–	5.5	–	5.5

Commercial Banking
– Customer assets	19.4	9.7	13.0	22.7	118.4	61.7	86.0	11.5	8.0	19.5
– Operational risk	–	–	–	–	–	–	–	0.9	–	0.9

Global Corporate Banking
– Credit risk	5.7	5.1	5.0	10.1	74.5	60.0	67.3	3.8	3.0	6.8
– Counterparty risk	36.2	4.4	5.7	10.1	75.0	43.9	57.4	3.3	2.5	5.8
– Market risk(1)	–	–	–	–	–	–	–	3.4	–	3.4
– Operational risk	–	–	–	–	–	–	–	0.9	–	0.9

Corporate Centre
– Customer assets(2)	6.5	1.2	6.0	7.2	61.5	12.6	20.6	0.7	0.8	1.5
– Counterparty risk	2.9	–	3.7	3.7	–	8.3	8.3	–	0.3	0.3
– Eligible liquid assets(3)	36.0	29.3	–	29.3	–	–	–	–	–	–
– Market risk(1)	–	–	–	–	–	–	–	0.1	–	0.1
– Operational risk	–	–	–	–	–	–	–	0.1	–	0.1

Intangible assets and securitisation deductions	2.3	–	–	–	–	–	–	–	–	–

Other assets(4)	25.5	11.1	3.2	14.3	37.9	15.6	32.9	4.2	0.5	4.7
	303.1	71.5	208.5	280.0				42.2	45.4	87.6

2015
Retail Banking
– Secured lending	152.8	0.1	162.7	162.8	83.6	15.5	15.6	0.1	25.3	25.4
– Unsecured lending	14.2	11.1	8.5	19.6	79.3	58.8	70.4	8.8	5.0	13.8
– Operational risk	–	–	–	–	–	–	–	5.1	–	5.1

Commercial Banking
– Customer assets	18.7	8.9	12.3	21.2	116.9	62.6	85.4	10.4	7.7	18.1
– Operational risk	–	–	–	–	–	–	–	0.9	–	0.9

Global Corporate Banking
– Credit risk	5.5	5.1	4.9	10.0	96.1	53.1	75.0	4.9	2.6	7.5
– Counterparty risk	26.3	3.9	5.6	9.5	41.0	50.0	46.3	1.6	2.8	4.4
– Market risk(1)	–	–	–	–	–	–	–	2.7	–	2.7
– Operational risk	–	–	–	–	–	–	–	0.8	–	0.8

Corporate Centre
– Customer assets(2)	7.4	1.2	7.5	8.7	66.1	8.0	16.3	0.8	0.6	1.4
– Counterparty risk	2.3	–	0.6	0.6	–	–	–	–	0.5	0.5
– Eligible liquid assets(3)	34.2	22.4	–	22.4	–	–	–	–	–	–
– Market risk(1)	–	–	–	–	–	–	–	0.1	–	0.1
– Operational risk	–	–	–	–	–	–	–	0.1	–	0.1

Intangible assets and securitisation deductions	2.2	–	–	–	–	–	–	–	–	–

Other assets(4)	17.8	10.2	2.8	13.0	45.3	14.1	38.6	4.6	0.4	5.0
	281.4	62.9	204.9	267.8				40.9	44.9	85.8

(1)	We calculate market risk RWAs using both the internal model-based and standardised approaches. We have described this in more detail in the ‘Market risk’ section of the Risk review.
(2)	Mostly Social Housing.
(3)	We include reverse repurchase agreements collateralised by eligible sovereign securities.
(4)	We have not allocated segmentally the balance sheet amounts of other assets, although we have allocated the RWAs to Corporate Centre. The RWAs cover credit risk, market risk and operational risk.

114     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Pension risk (unaudited)

Overview

Pension risk is the risk caused by our contractual or other liabilities with respect to a pension scheme (whether established for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.

In this section, we explain how we manage pension risk, including how we mitigate the risk.

Key metrics

Deficit at Risk increased to £1,688m (2015: £1,420m)

The Deficit at Risk increased to £1,688m due to significant falls in long-term interest rates in 2016 that resulted in a higher estimated liability value and widened the gap between Scheme assets and liabilities. This was partially offset by higher interest rate hedging levels in the Scheme following the risk management action undertaken in 2016.

Funded defined benefit scheme accounting surplus reduced to £175m (2015: £483m)

The net accounting surplus of the funded defined benefit pension schemes reduced to £175m. This was due to an increase in liabilities caused mainly by a fall in high grade corporate bond rates, partly offset by strong asset performance, and by changes in our discount and inflation rate methodology assumptions.

Santander UK Group Holdings plc     115

Annual Report 2016

Risk review

OUR KEY PENSION RISKS

Definition

Pension risk is one of our key financial risks and arises mainly because Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Our risk is that over the long-term the Scheme’s assets, together with future returns and any additional future contributions, might not be sufficient to meet liabilities as they fall due. Where the value of the Scheme’s assets is lower than the Scheme’s liabilities, we could have to (or might choose to) make extra contributions. We might also need to hold more capital to reflect this risk.

Sources of risk

The key pension risk factors the Scheme is exposed to are the following:

–	Investment risk
–	Interest rate risk
–	Longevity risk
–	Inflation risk

The Scheme liabilities and their value mainly vary with changes in long-term interest rates, reflected in changes in the reference bond yield, and inflation. In addition, due to the long-term nature of the obligation, the value of the Scheme is also impacted by changes to the longevity (i.e. the mortality) of Scheme members over time as well as changes in their future salaries, and legislation. The Scheme liabilities are mainly in respect of current and past employees and are expected to stretch beyond 2080, with an average duration of 21 years. The Scheme assets are subject to investment risk and mainly vary with changes in interest rates, inflation expectations, credit spreads, exchange rates and equity and property prices.

Both our accounting and regulatory capital positions can be sensitive to changes in key economic data and assumptions used in our valuation methodologies. These include the assumptions used in our discount, inflation and mortality rates.

For more details on the size of our defined benefit pension schemes, as well as the nature of these risks, see Note 34 to the Consolidated Financial Statements, which includes a sensitivity analysis showing the key actuarial assumptions that our defined benefit pension scheme accounting position is exposed to.

In addition to our defined benefit schemes we also have a defined contribution plan for certain employees. This carries far less market risk exposure for us as it places the responsibility for choosing investments directly with employees. However, we remain exposed to operational and reputational risks. To manage these risks, we monitor the performance of defined contribution investment funds and we engage with our people to ensure they are given enough information about the options available to them.

PENSION RISK MANAGEMENT

Scheme governance

The Scheme operates under a trust deed. The corporate trustee, Santander (UK) Group Pension Trustee Limited (the Trustee) is a wholly owned subsidiary of the Santander UK group. It delegates investment decisions to the board of Santander (CF) Trustee Limited (referred to as the Common Fund Trustee Board). It is a private limited company owned by six Trustee directors, three appointed by Santander UK plc and three by the Trustee. The Common Fund Trustee Board was created in 2008 to make investment decisions on behalf of the Trustee, improving the investment decision making process. It meets on a monthly basis as the primary forum for both the Trustee and us to propose, discuss, analyse and agree investment and risk management strategies.

In addition to reviewing our pension risk appetite and approving actuarial valuations, the Santander UK Executive level Pensions Committee also discusses and forms views on the Scheme’s investment strategy before the Common Fund Trustee Board meetings. Whilst working together for the benefit of our past and current employees, our responsibilities are clearly segregated from those of the Trustee.

Risk appetite

Our appetite for pension risk is reviewed by the Pensions Committee at least once a year before being sent to the Board for approval. We ensure that our risk appetite is a key consideration in all decisions and risk management activities related to the Scheme.

We calculate risk metrics on both a technical provisions (funding) basis and an accounting basis (measured according to IAS 19 ‘Employee Benefits’). We manage and hedge pension risk on the funding basis. However, we also consider the impact on the accounting valuation basis. Both the funding and the accounting bases are key inputs into our capital calculations.

116     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Risk measurement

Our key risk metrics include:

Key risk metrics	Description

Deficit at Risk

We use a VaR and stress testing framework to model the assets and liabilities of the Scheme to show the potential deterioration in the current position. This ensures we adequately capture the risks, diversification benefits and liability matching characteristics of the obligations and investments of the Scheme. We use a time period of 1 year and a 95% confidence interval in our VaR model.

Required Return

This estimates the return required per annum from the assets for the Scheme to reach a pre-defined surplus target by a fixed date in the future. The metric therefore provides a gauge on how much investment return is needed to close any funding deficit within a defined timeframe following the current contribution schedule.

CET1 Deduction Volatility	This measures the potential for capital volatility due to the deduction to capital relating to pensions.

Our stress testing examines the behaviour of the Scheme assets and liabilities in response to a range of deterministic financial and demographic shocks. We incorporate the results, and their impact on our balance sheet, income statement and capital position, into our overall enterprise wide stress test results. We perform internal forward-looking stress testing on a monthly basis and historic stress testing on a quarterly basis. We also perform stress tests to satisfy the requests of regulators such as the PRA, including for ICAAPs and PRA stress tests.

Risk mitigation

The key tools we use to mitigate pension risk are:

Key tools	Description

Investment strategies	The Trustee of the Santander (UK) Group Pension Scheme has developed the following investment principles:

	—	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules

	—	To limit the risk of the assets failing to meet the liabilities, over the long term and on a shorter-term basis as required by prevailing legislation

	—	To invest in a manner appropriate to the nature and duration of the expected future retirement benefit payments

	—	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

The assets of the funded plans are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the Scheme remains under regular review.

The Trustee invests the Scheme assets in a diversified portfolio of UK and overseas equities, corporate and government bonds, property, infrastructure development opportunities and other assets.

Hedging strategies

The Trustee also maintains a hedging strategy to mitigate inflation and interest rate risks. Any hedging decisions are made, after agreement in principle, with the Trustee and executed by the Common Fund Trustee Board after consultation with us. This includes investing in suitable fixed income and inflation-linked assets, and entering into inflation and interest rate swaps.

Other mitigants	We continue to mitigate pension risk in other ways. For example:

	—	In 2002, the Scheme was closed to new employees

	—	In 2008, the Santander UK Common Fund Trustee was created to make investment and hedging decisions on behalf of the Trustee, improving the investment decision making process

	—	In 2010 the cap applied to future pension increases for active members was lowered

	—	From 1 March 2015, a new cap on pensionable pay increases of 1% each year was applied to colleagues in the Scheme.

Risk monitoring and reporting

We monitor pension risk on a monthly basis and report on our metrics at Executive Risk Control Committee, Pensions Committee and also, where certain thresholds are exceeded (or likely to be), to the Board Risk Committee and the Board in accordance with our pension risk appetite. Senior management will then decide what, if any, remedial action should be recommended, which is then discussed with the Trustee.

Santander UK Group Holdings plc     117

Annual Report 2016

Risk review

PENSION RISK REVIEW

2016 compared to 2015

Risk monitoring and measurement

In 2016, the Deficit at Risk increased to £1,688m (2015: £1,420m). This was mainly due to significant falls in long-term interest rates that resulted in a higher estimated liability value and widened the gap between Scheme assets and liabilities. This was partially offset by higher interest rate hedging levels in the Scheme following the risk management action undertaken in 2016.

During 2016 Santander UK plc asked the Trustee to increase interest rate hedging to reduce the overall level of risk in the Scheme. As a result, at 31 December 2016 and on a funding basis, the interest rate hedging ratio had increased to 56% (2015: 50%). On an accounting basis the interest rate hedging ratio was 72% (2015: 64%). This change has reduced the potential volatility in Deficit at Risk caused by changes in long-term interest rates and has partially offset the impact of the falls in long-term interest rates in the year. The inflation hedging ratio of the Scheme on a funding basis was 62% (2015: 65%) and on an accounting basis was 94% (2015: 99%).

We continue to focus on achieving the right balance between risk and reward. In 2016, portfolio management yielded positive performance mainly from index-linked gilts, interest rate derivatives, real estate and equities. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on a funding valuation basis. The triennial funding valuation commenced as at 31 March 2016. Negotiations are still ongoing with the Trustee, the outcome of which may impact our definition of long-term goals, the risk profile and our future contributions.

Accounting position

During 2016, the accounting surplus of the Scheme and other funded arrangements reduced, with sections in surplus (retirement benefit assets) of £398m at 31 December 2016 (2015: £556m) and sections in deficit (retirement benefit obligations) of £223m at 31 December 2016 (2015: £73m). The overall position was a £175m surplus at 31 December 2016 (2015: £483m surplus). In addition there were unfunded defined benefit scheme liabilities of £39m at 31 December 2016 (2015: £37m). The reduction in the overall position in 2016 was due to an increase in liabilities caused mainly by a fall in high grade corporate bond rates, which drive the discount rate, without a similar fall in inflation. This was partially offset by strong asset performance and changes in our discount rate and inflation rate assumptions methodologies referred to in the case study below.

For more on our pension obligations, including the current asset allocation and sensitivity to key risk factors, see Note 34 to the Consolidated Financial Statements.

118     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Conduct risk (unaudited)

Overview

Conduct risk is the risk that our decisions and behaviours lead to a detriment or poor outcomes for our customers and that we fail to maintain high standards of market behaviour and integrity.

Our leadership team is committed to ensuring conduct strategy is embedded within the business and the fair treatment of customers is at the heart of what we do.

In this section, we explain how we manage conduct risk. We also describe our main conduct remediation provisions, with a focus on PPI, and give some insight into how we are supporting our older customers.

Key metrics

PPI provision at 31 December 2016 amounted to £457m (2015: £465m)

The PPI provision amounted to £457m at 31 December 2016. We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a specific portfolio under a past business review. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published, and it is possible further PPI-related provision adjustments will be required in future years.

Other conduct provisions at 31 December amounted to £36m (2015: £172m)

Other conduct provisions relate predominately to wealth and investment products.

Santander UK Group Holdings plc     119

Annual Report 2016

Risk review

OUR KEY CONDUCT RISKS

Conduct risk is a key risk for us. We must comply with our conduct risk strategy and our conduct risk appetite to ensure we meet our aim to be the best bank for our customers. Conduct risk can result from any activity we might engage in that could impact customer outcomes. We see our key exposure to conduct risk through risk of error in: product design; sales practices; post-sale servicing; our operational processes; and complaint handling. All of these may result in the risk that we may sell products that do not meet our customers’ needs, align to their expectations or deliver the expected outcomes.

Our conduct risk statement includes four underlying types of risk:

Key risks	Description

Product risk	The risk that we offer products and services that do not result in the right outcomes for customers.

Sales risk	The risk that we sell products and services to customers without giving them enough information to make an informed decision or we do not provide correct advice.

After-sale and servicing risk

The risk that failures of our operations, processes, servicing activity, IT infrastructure or controls result in poor outcomes for customers. This includes the risk that we do not give appropriate after-sale communications to customers, making it difficult for them to contact us, or we fail to treat customers in financial difficulties fairly.

Culture risk	The risk that we do not maintain a culture where the customer is at the centre of what we do.

Our primary regulator for conduct risk is the FCA, which focuses on the regulation of conduct by both retail and wholesale financial services firms, and whose objectives include securing an appropriate degree of protection for customers. For more on our key regulators see the ‘Regulatory risk’ section.

CONDUCT RISK MANAGEMENT

Risk appetite

We have no appetite to make decisions that lead to poor outcomes for our customers, clients or the market. Our conduct risk appetite is approved at Board level and cascaded to all business units via the conduct risk framework and associated policies.

Risk measurement

To measure conduct risk we have established metrics which are regularly reviewed by Executive and Board Committees.

For example, each business unit (such as those within our Retail Banking segment responsible for retail mortgages, banking, credit cards, loans, insurance, savings and wealth products; as well as those within our Commercial Banking, Global Corporate Banking and Corporate Centre business segments) has a tailored set of key risk indicators (KRIs) according to the conduct risks and policy principles applicable to that business unit. These are monitored through business level dashboards, which cover the end-to-end view of conduct risks (from product, sales, after-sale and servicing) for that business unit in accordance with the conduct risk appetite.

The dashboards take into account a broad range of metrics across common areas such as mystery shopping, quality assurance and complaints. For Global Corporate Banking they also include metrics around confidential information, potential conflicts of interest, culture and behaviour.

The second line Conduct and Compliance team undertakes assurance work, which includes qualitative assessments of each business unit’s conduct risks.

120     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Risk mitigation

The conduct risk framework and associated policies inform all staff of the guiding principles, minimum standards, roles and responsibilities and governance for conduct risk, such as:

Policies	Description

Product approval

Our product approval process has been established to minimise exposure to conduct, legal, regulatory or reputational risks in the design, marketing, sales and service of new products and services. All products and services are assessed within a formal framework to make sure they are within our risk appetite and any agreed metrics, processes and controls are in place.

Suitable advice

Guidance is provided to advisers and staff on the key principles, minimum requirements and ethical behaviours they must follow when they give advice or conduct a non-advised sale. This ensures our customers are sufficiently informed when they make a buying decision. The main products covered are mortgages, investments, savings and protection.

Training and competence	In line with regulatory expectations all staff are trained and required to maintain an appropriate standard of competence to ensure customers achieve fair outcomes.

Treating vulnerable customers fairly

Our purpose is to help people and businesses prosper and we always aim to treat customers fairly. Certain customers may be impacted financially or personally as a result of their circumstances. Our guidelines give our business areas a clear and consistent understanding of what could constitute vulnerability and the types of customers that may need additional support. The guidelines also help prevent those customers from entering financial difficulty or any other financial loss.

We work with key charities and specialist third parties to develop our understanding of vulnerability. We also consider vulnerability in our product approval process, and have mandatory training on it for all our people.

The conduct risk framework and associated policies are supported by a number of tools that allow us to identify and assess any new and emerging conduct risks. These include:

Key tools	Description

Strategy and business planning

Our Strategy and Corporate Development team help ensure alignment with overall corporate strategy, financial plans, risk appetite and operational capabilities via the annual strategy setting process. Business unit plans are derived from the overall corporate strategy and contain an assessment of conduct risk alongside our other key risk types.

Sales quality assurance	Sales are subject to internal quality assurance and, as appropriate, independent monitoring to ensure the quality of sales and practices.

Operational risk and control assessments

Operational risk and control assessments are carried out by business and business support units to provide a consolidated risk profile view across all business areas. These are completed through a centralised risk management tool to evaluate residual risk exposures and manage them across all areas.

Scenario testing and horizon scanning

Conduct risk is considered within our scenario testing which examines possible root causes and assumptions determining both the likelihood and materiality of impact, along with identification actions to enhance controls where required.

Conduct risk reporting

Dashboards provide an end-to-end view of conduct risks (from product, sales and post-sales and servicing) across all business lines to allow management to apply a lens to the management of conduct risk and understand if it is in line with risk tolerance.

Compliance monitoring	We carry out an annual assurance programme for conduct risk including mystery shopping, branch oversight and thematic reviews.

Risk monitoring and reporting

Risk and control forums have been established to support senior management in managing risk and control in the business units they are responsible for.

Reporting includes commentary on trends or root cause issues, where identified, to enable effective management action. The data reported to senior management contains essential information enabling a clear understanding of current and potential emerging conduct risks and issues. Such information is discussed at risk and control forums with upward escalation to Executive, Executive Risk Control and Board Committees.

Santander UK Group Holdings plc     121

Annual Report 2016

Risk review

CONDUCT RISK REVIEW

2016 compared to 2015

In 2016, we continued to enhance the way we report and monitor conduct risk. This included improvements to how we assess conduct risk in our business decisions, and carried out related initiatives to continue to improve the outcomes for our customers. These improvements included:

–	Appointing the CLRO with direct responsibility for control and oversight of legal, conduct, regulatory and financial crime risk
–	Continuing to enhance our framework and guidance for how we support vulnerable customers including ageing customers as described in more detail below
–	Making further improvements to our employee reward schemes to further align them to our strategy for Simple, Personal and Fair
–	Enhancing legacy systems and policies and developing better management information across branch, telephony and digital channels to improve our customer journeys.

We also built on improvements made to our conduct risk framework in Global Corporate Banking, including:

–	Creating a dedicated first line control team enabling the development of a more holistic approach to managing non-financial risks
–	Refreshing the product initiative approval process to ensure robust governance and stakeholder approval arrangements
–	Updating employee performance reviews to include conduct metrics such as, but not limited to, completion of mandatory training and fulfilment of block leave requirements.

PPI provisions

The PPI provision amounted to £457m at 31 December 2016. We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a specific portfolio under a past business review. With the FCA consultation expected to close in the first quarter of 2017, we have assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published, and it is possible further PPI-related provision adjustments will be required in future years.

Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions.

Other conduct provisions

Other conduct provisions amounted to £36m and relate predominantly to wealth and investment products.

For more on our provision for conduct remediation, including sensitivities, see Note 33 to the Consolidated Financial Statements. We explain more about these sensitivities in ‘Critical accounting policies and areas of significant management judgement’ in Note 1 to the Consolidated Financial Statements.

122     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Other key risks and areas of focus

Overview (unaudited)

Other key risks

In this section, we describe how we manage our other key risks and discuss developments in the year. Our other key risks are:

–  Strategic risk: the risk of significant loss or damage arising from strategic decisions that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments

–  Operational risk: the risk of direct, or indirect, loss due to inadequate or failed internal processes, people and systems, or external events. Our top three key operational risks are:

–  Cyber risk

–  Third party supplier management

–  Process and change management.

All of our top operational risks, and how we mitigate them, are described in the ‘Operational risk management’ section below. Many of these have associated technology failure and data risks.

–  Financial crime risk: the risk that our employees, products, services or third parties facilitate money laundering, financing terrorism, bribery and corruption or evasion of financial sanctions

–  Model risk: the risk of loss arising from decisions mainly based on results of models, due to errors in their design, application or use

–  Reputational risk: the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party

–  Regulatory risk: the risk of loss, financial or reputational, from failing to comply with applicable codes and regulations.

Areas of focus

In this section, we provide more information on country risk exposures, with a focus on the eurozone. We show balances with other Banco Santander companies separately.

Santander UK Group Holdings plc     123

Annual Report 2016

Risk review

STRATEGIC RISK (unaudited)

Similar to other risks, strategic risk can affect the long-term success and value of our business. It can arise from:

–	Having a partial picture of our environment. This can include the economy, new rules and regulations, shifting customer expectations, competitor activity and changes in technology
–	Our business model becoming out of date due to material changes in our operating environment
–	Misjudging our own capabilities, position in the market, or ability to implement our strategy
–	Pursuing initiatives like acquisitions that might not fit with our business model, or ignoring opportunities that could boost it.

Strategic risk management

—   Risk appetite – we have a low to moderate appetite for strategic risk. This limits the risks we take and the services we are willing to provide, and is aligned to our balanced, customer-centric business model.

—   Risk measurement – strategic risks are determined by Board and management decisions about our objectives and direction. Our Board and senior management regularly review key issues we face and potential risks.

—   Risk mitigation – we try to reduce risk by having a clear and consistent strategy. Our strategy takes account of our main stakeholders, sets out our vision and priorities, and how we achieve progress towards our goal of becoming the best UK bank. Importantly, our strategy is supported by strong values – what we call ‘The Santander Way’. It is based on our aim to be Simple, Personal and Fair in all we do. In 2016, we have continued to embed our culture through a new set of behaviours. These support colleagues in creating an environment in which they can flourish and in turn help us fulfil our aim to be the best bank for our people, customers, shareholders and communities.

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

—   Risk monitoring and reporting – we closely track our business environment – such as changes in the economy, customer expectations, technology, regulatory and government policies. We also look at long-term trends and how they might affect us. We engage stakeholders both inside our business and outside Santander UK (customers, shareholders, communities) to make sure we capture a wide range of views. Finally, we report a range of indicators to track our performance – these include our KPIs as set out in the ‘Strategic Report’.

2016 compared to 2015

Our business environment is always changing, and this affects how we do business. In 2016, the key changes were:

–	The relatively stable economic backdrop we saw in the first half of 2016 began to weaken as the year progressed with the outcome of the UK referendum on EU membership in June leading to some short-term market volatility. This gave way to more stability as markets factored in the changeable macro environment. We are nonetheless entering a period of uncertainty as the UK begins the process of leaving the EU. That said, we are well-placed to manage any potential uncertainties and deliver our strategy. As part of the global Banco Santander group, we have options available to us. Additionally, we are the only full-service scale challenger, with a track record of having achieved consistent profitability since 2007, a resilient balance sheet and relentless focus on customers and innovative solutions.
–	The post-financial crisis regulatory agenda had led to significant change and with it a relatively high cost of compliance. One notable initiative involves ring-fencing, with major UK banks separating their wholesale and retail operations. With this requirement due for implementation by 1 January 2019, and in light of the changeable macro environment, our Board concluded that we can better serve our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence originally envisaged. Under this model Santander UK plc, the ring-fenced bank, will serve our retail, commercial and corporate customers. This also maintains longer term flexibility and leads to lower overall programme implementation cost with the migration now impacting fewer customers. We intend to complete the implementation well in advance of the deadline, with implementation subject to regulatory and others approvals.
–	In August 2016, the Competition and Market Authority (CMA) published its final report in connection with its retail banking market investigation. While the CMA’s package of remedies is a step in the right direction to promote competition and tackle incumbency advantages, as a full-service scale challenger, we welcome steps to drive greater competition, more open business models and choice for customers, and stand ready to innovate and evolve our products and services to challenge the status quo by becoming the best bank for our customers.
–	We have continued to see marked shifts in customer expectations – adopting new technologies and moving to digital channels. At the same time, the scale and pace of technological change has intensified. We are embracing these changes that offer real benefits to our customers. For example, we have introduced end-to-end online processes for all key products including mortgages and investments, alongside other innovations such as advanced data analytics and our highly-rated mobile banking apps.
–	Competitive pressures have increased both from established players and new entrants. Our business-model and strategy are customer-focused, adaptable and innovative, so we believe we can thrive in this environment. Indeed we are embracing these opportunities as shown by our partnerships including through our FinTech fund, Santander InnoVentures, which has received another $100m funding from Banco Santander (adding to the original $100m investment). This fund invests in FinTech companies with proven expertise in their space, leveraging technology that we can benefit from and helping us challenge the market by adopting these new technologies. For example, our investment in Kabbage – an online SME lender – enables us to offer our small business customers a simple and improved lending experience whilst decreasing risk.
–	Overall, we embrace change and continue to make good progress towards our strategic goals. For more on this, see the ‘Strategic Report’ section.

124     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

OPERATIONAL RISK (unaudited)

OUR KEY OPERATIONAL RISKS

Operational risk is inherent in our business. As a result, we aim to manage it down to as low a level as possible, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service and regulatory obligations. Operational risk events can include product misselling, fraud, process failures, system downtime and damage to assets.

Our top three key operational risks are:

Key risks	Description

Cyber risk

The use of technology and the internet have changed the way we live and work. It has allowed us to develop and improve the way we deal with our customers. It is critically important that we give our customers a secure environment in which to deal with us. Failure to protect the information assets of the bank and its customers against theft, damage or destruction from cyber attacks could result in both damage to our reputation and direct financial losses. This applies not only to our own systems but also those of our third party providers and counterparties in the market.

Outsourced and third party supplier management

We have arrangements with other Banco Santander companies (including the provision of IT infrastructure, software development, and banking operations) and external outsourced service providers. The failure of a supplier may cause operational disruption, breach of regulation, negative customer impact, financial loss or reputational damage.

Process and change management

A key part of our business strategy is to develop and deliver new banking channels and products. These include mobile banking and third party payment products. The scale and pace of our plans increases our operational risk.

We also face a large number of regulatory and legal changes, impacting all areas of our business. There is more on this in the ‘Regulatory risk’ section. Our business units are reporting operational issues due to the volume and complexity of these changes. These changes could have financial, customer, reputational and regulatory impacts if we do not manage them properly.

OPERATIONAL RISK MANAGEMENT

Risk appetite

Our operational risk appetite is set at a Santander UK level and at a local business unit level. It is expressed through both quantitative and qualitative measures approved by the Board. These include Santander UK’s operational risk loss appetite and key indicators. They consider each of the seven CRD IV loss event types: internal fraud, external fraud, employment practices and workplace safety, clients, products, and business practices, damage to physical assets, business disruption and systems failures, and execution, delivery, and process management.

Risk measurement and mitigation

The key components of the operational risk toolset we use to measure and mitigate risk are:

Operational risk toolset	Description

Operational risk and control assessments

Our business units identify and assess their operational risks to ensure they are effectively managed and controlled within our operational risk appetite. They also ensure that we prioritise any actions needed. Every area identifies their risks and assesses their controls for adequacy, and formulates a plan to address any deficiencies.

Risk scenario analysis

This is carried out across all of our business units and involves a top down assessment of our most significant operational risks. Each business unit has a set of scenarios that it reviews and refreshes each year. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to remediate issues.

Key indicators

Together with their related tolerance levels, key indicators provide management with an objective view of the degree of risk or the strength of a particular control at any point in time, or provide a trend over a period of time. They also give us early warning of potential risk exposures. The most common types of key indicators we use are key risk indicators, which highlight the degree of risk, and key control indicators, which show the strength and effectiveness of controls.

In addition to Santander UK level metrics, we also define our operational risk appetite at the business unit level through the use of business unit level key indicators and tolerance levels.

Santander UK Group Holdings plc     125

Annual Report 2016

Risk review

Operational risk toolset	Description

Operational risk losses	Our operational risk loss appetite determines the level of total operational risk loss (expected and unexpected) in any given year (on a 12 months rolling basis) that we consider to be acceptable.

Incident management

Operational incidents occur when our controls have not operated as intended leading to customer impact, financial loss, regulatory impacts and/or damage to reputation. We have processes to capture and analyse loss events. We use data from these processes to identify and correct control weaknesses. We also use root cause analysis to identify emerging themes, prevent or reduce the impacts of recurrence and to support risk and control assessments, scenario analysis and risk reporting.

Risk based insurance	Where appropriate, we use insurance products along with existing risk mitigation measures.

For our key operational risks we also mitigate risk in the following ways:

Key risks	Risk mitigation

Cyber risk

We operate a layered defence approach to cyber risk, focused on identifying, detecting, preventing, responding to and recovering from cyber attack. We continually review the effectiveness of our controls against globally recognised security standards including the use of maturity assessments and both internal and external threat analysis. Our comprehensive approach to validation of our controls includes tests designed to replicate real-world cyber attacks, findings of which are incorporated into our ongoing plan of improvements.

For more details on the developments on this, see ‘Cyber security’ on the next page.

Outsourced and third party supplier management

We operate a supplier selection process to ensure that those with whom we intend to conduct business meet our risk and control standards. We also monitor and manage our ongoing supplier relationships to ensure our standards continue to be met. We manage our supplier relationships to minimise the possibility of disruption to our business as a result of the failure of a supplier.

Process and change management

Our operational risk exposure is increased where we engage in new activities, develop new products, enter unfamiliar markets or implement new business processes or technology systems. As a result, we conduct operational risk assessments for material change programmes and new product developments before they receive approval to proceed.

Risk monitoring and reporting

Reporting is an integral part of how we manage risk. It ensures we identify, escalate and manage issues on a timely basis. We can identify exposures through operational risk and control assessments, risk scenario analysis, key indicators and incidents. We report exposures for each business unit through monthly risk and control reports. These include details on risk exposures and how we plan to mitigate them. We prioritise events that have a material impact on our finances, reputation, or customers by reporting them to key executives.

We have an overarching crisis management framework in place encompassing all levels, including the Board, senior management and business and support functions. This framework sets out the processes for managing a crisis and major incidents and is tested at least annually. Should an event occur, business continuity plans are in place to recover the services as quickly as possible. These are aligned with our key customer journeys and delivery of critical IT services.

We apply the standardised approach for Pillar 1 operational risk capital needs. We use an internal model aligned to the CRD IV advanced measurement approach to assess Pillar 2 capital needs. We also use it to model operational risk losses we might incur under stressed conditions.

126     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

OPERATIONAL RISK REVIEW

Operational risk event losses

The table below shows our operational losses in 2016 and 2015 for reportable events with an impact greater than £10,000, split by CRD IV loss event type categories. Whilst reported here, we manage some of these risks in our Risk Framework in other risk types, including conduct, regulatory and financial crime risk.

	2016		2015
	Value (%)	Volume (%)	Value (%)	Volume (%)
Internal fraud	–	2	–	2
External fraud	4	57	1	62
Employment practices and workplace safety	–	–	–	–
Clients, products, and business practices	67	3	87	4
Damage to physical assets	–	–	–	2
Business disruption and system failures	–	–	–	–
Execution, delivery, and process management	29	38	12	30
	100	100	100	100

2016 compared to 2015

Operational losses

In 2016 operational losses for reportable events with an impact greater than £10,000 totalled £227m (2015: £582m). The majority of these losses by value were in the ‘Clients, products, and business practices’ category. These mainly represented conduct provision charges relating to past sales of PPI products. For more on PPI, see the ‘Conduct risk’ section and Note 33 to the Consolidated Financial Statements. Losses relating to ‘Execution, delivery, and process management’ reflect historic systems functionality and process issues. Consistent with industry experience, we continued to see a high volume of low value events in the ‘External fraud’ category which primarily related to online payment fraud.

Operational Risk Transformation Programme

Further investment was made in 2016 to complete the implementation phase of the Operational Risk Transformation Programme. A final year of investment is required in 2017 to embed the programme into business as usual and demonstrate effective operational risk management to the regulators. We also migrated our internal controls records onto the new group Operational Risk Management system.

Cyber security

In 2016, in common with other large UK financial institutions, we continued to be subject to cyber attack. This included an incident that resulted in a temporary disruption to the service offered via our digital channels, caused by a denial of service attack and launched by an unknown external third party. We continued to improve our systems, processes, controls and staff training to reduce cyber risk and enhance our data security. For more on this see ‘Cyber security’ below. In addition, during the past four years we have been building world class data centres that will provide our bank with a solid foundation to enable its digital transformation. This will provide some significant benefits to support future growth, including improved resilience and security and reduced legacy issues. For more on this see the case study on new IT infrastructure in the ‘Strategic Report’ section.

Santander UK Group Holdings plc     127

Annual Report 2016

Risk review

FINANCIAL CRIME RISK (unaudited)

OUR KEY FINANCIAL CRIME RISKS

We are committed to the strongest possible response to financial crime risk. We have always recognised that failure in this area could impact us financially, reputationally and operationally, as well as negatively affecting our customers and wider society. Geopolitical factors and new criminal offending methods can quickly alter the risks we face. In this context, we now consider financial crime risk to be a top risk. Strengthened systems and controls, an updated policy and governance framework, improved training and new intelligence and risk assessment capabilities, as well as our partnership with UK authorities, are supporting us to detect and prevent financial crime.

Our key financial crime risks are:

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

FINANCIAL CRIME RISK MANAGEMENT

Risk appetite

We recognise the critical importance of ensuring we are not used for the purposes of financial crime. We have controls in place to manage this risk as we have a minimal tolerance for residual financial crime risk. We have a zero tolerance for non-compliance with sanctions programs and the restrictions imposed through such instruments. We cascade our risk appetite and policies throughout the business.

Risk measurement

We use a number of different tools to measure our exposure to financial crime risk:

–	We conduct risk assessments of customers, sectors, jurisdictions and business units to assess our risk profile and to ensure we comply with all applicable sanctions regimes
–	We use monthly key risk indicators to measure and report financial crime risk to senior management
–	Our Financial Intelligence Unit conducts assessments of particular types of threat, including drawing on information provided by law enforcement and public authorities.

Risk mitigation

Our financial crime function is focused on predicting, detecting, preventing and, where possible, disrupting financial crime.

We require all our business units to manage their activities in line with the principles and guidance in our financial crime risk framework. These requirements are set out in our anti-money laundering (AML), counter terrorist financing, sanctions, and anti-bribery and corruption policies and standards.

In line with UK and international laws and standards, we adopt a risk-based approach to financial crime risk mitigation. Key elements of this approach include:

–	Risk assessments – we assess customer, product, business, sector and geographic risk to target efforts to mitigate financial crime most effectively
–	Customer due diligence – we seek to understand customers’ activities and banking requirements and, in order to minimise the risk that we are used for money laundering or terrorist financing, we conduct regular reviews of our higher-risk customer relationships to ensure any new financial crime considerations are identified and addressed.

Risk monitoring and reporting

We monitor key financial crime developments and enhance our controls to comply with new or amended laws, regulations or industry guidance. We produce and report financial crime risk data by business unit which covers all aspects of the business life cycle. Each month we report an analysis of the financial crime key risk indicators to the Executive Risk Control Committee together with a directional indication of the risk profile and any significant deterioration of the metrics.

128     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

FINANCIAL CRIME RISK REVIEW

2016 compared to 2015

In 2016 we continued to improve the effectiveness of our approach to tackling financial crime.

We made a number of enhancements to our systems and controls. Included in these, we:

–	Improved our internal data. As part of this, we introduced key indicators to track performance against our financial crime risk
–	Further automated our Suspicious Activity Reporting (SAR) process. This built on positive feedback from the National Crime Agency on the quality of our SAR submissions and improved our ability to provide high quality data.

We continued to review our financial crime policy and standards. We:

–	Enhanced our financial crime compliance operating model. We put in place dedicated first line governance and operations, and hired skilled staff to support a more intelligence led second line approach
–	Updated our policy and standards to reflect changes to laws and regulations, including the Fourth EU Money Laundering Directive and EU Wire Transfer Regulation 2
–	Continued to develop the training we provide to our staff. This included a Financial Crime Awareness Week in July 2016 that allowed over 200 of our staff across the country to receive briefings from external experts from government, law firms and law enforcement.

We enhanced our partnerships with public authorities. We:

–	Increased our intelligence and risk assessment capabilities including further investment in our Financial Intelligence Unit, improved country risk assessment and greater partnership with public authorities such as through the Joint Money Laundering Intelligence Task Force
–	Increased our external engagement with government and at industry level, to ensure we have the most up to date understanding of key financial crime compliance developments and help shape public policy making.

We also strengthened our reporting to senior management. This included enhancing our risk assessment, screening and transaction monitoring, delivered through our Financial Crime Transformation Program.

Santander UK Group Holdings plc     129

Annual Report 2016

Risk review

MODEL RISK (unaudited)

Our key model risks arise from potential flaws in our modelling techniques, or the incorrect use of a model. They include risks arising from model data, systems, development, performance and governance.

Model risk management

—	Risk appetite – our appetite for model risk is expressed through the risk assessments of our most material risk models. This is agreed by the Board at least annually.

—	Risk measurement – we consider both the percentage of models that have been independently assessed, as well the outcome of those reviews, in our measurement of model risk.

—

Risk mitigation – we mitigate model risk through controls over the use of models throughout their lifecycle. We maintain a central model inventory that includes data on owners, uses and key dates. We assess how important each model is to our business. Recommendations arising from independent reviews are tracked through to resolution. We also maintain a single approval body for new model developments, updates and performance tracking.

—

Risk monitoring and reporting – we report model risks and issues using model risk management and control forums. We escalate issues to the Executive Risk Control Committee when necessary, or if our risk appetite is breached.

2016 compared to 2015

We continue to identify new models used across the business. We determine their importance in order to compare across the model landscape, and focus management and control, as effectively as possible. We have further enhanced our model risk framework and policy, continuing its extension across the business, and providing more clarity around accountabilities of model owners, developers and reviewers. We continue to independently review the most material models. To improve our controls further, we have established a model risk control forum, reporting directly to the Executive Risk Control Committee.

REPUTATIONAL RISK (unaudited)

Our key reputational risks arise from failures in corporate governance or management, failures in treating customers fairly, the actual or perceived way we do business and the sectors and countries we do business with, how our clients and those who represent us conduct themselves, and how business is conducted in our industry. External factors may also present a reputational risk to us, including the macro environment and performance of the sector. Sustained damage to our reputation could have a material impact on our ability to operate fully. In turn, this could affect our financial performance and prospects. Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Reputational risk management

—	Risk appetite – we have a low appetite for reputational risk, expressed in terms of the risk measures set out below, and which is agreed by the Board at least annually.

—

Risk measurement – we assess our exposure to reputational risk daily. We base this on analysis of social media, print, and broadcast media as well as political and market commentators. Our analysis considers our activities and those of our UK peers and is designed to help us identify large reputational events, or a prolonged deterioration in our reputation. We measure the perception of Santander UK by key stakeholder groups at least annually, using third party research. This includes employees, media, politicians and customer groups.

—

Risk mitigation – all our business units consider reputational risk as part of their operational risk and control assessments. We also consider reputational risk as part of our new product assessments. Our Corporate Affairs and Marketing Team, supported by our legal, compliance and risk teams, help our business units to mitigate reputational risk, and agree action plans as required, as part of their overall responsibility to monitor, build and protect our reputation and brand.

—

Risk monitoring and reporting – we monitor and report key reputational risks and issues on a timely basis, escalating them to Executive Risk Control Committee, and Board Risk Committee as necessary. Our Corporate Affairs and Marketing Team also reports regularly to our Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.

2016 compared to 2015

In 2016, we further strengthened governance and culture across the business. We have continued to:

–	Work towards our stated corporate goals for 2018. This included improving ways of working, simplifying complex processes as well as developing technology to improve our customers’ experience
–	Embed the behaviours that support our purpose, aim and values, most notably by including them as part of our performance appraisals. From the mid-year 2016 behaviours will carry equal weighting with achievements in all employees’ performance management
–	Enhance our reputational risk appetite and agreed escalation processes.

In addition we continued to embed Simple, Personal and Fair across the business through the governance of The Santander Way committee. This included our Executive Committee conversations initiative and a series of events that gave employees the opportunity to ask questions about topics that are on their mind.

We worked closely with the business on communication plans for key events such as the UK Referendum on EU membership and Banking Reform. We also promoted the community and wider society support that Santander UK provides through its Corporate Social Responsibility work, and the Santander Cycles Schemes in London and Milton Keynes.

130     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

REGULATORY RISK (unaudited)

Our key regulatory risks arise mainly from failing to adhere with relevant laws, regulations and codes which could have serious financial and reputational consequences. We may also be adversely impacted by changes and associated uncertainty relating to UK and international regulatory requirements.

We categorise regulatory risk into financial and non-financial risk as aligned to our primary regulators who are the:

–	PRA, which is responsible for the prudential regulation and supervision, and whose general objective is to promote the safety and soundness of the firms it supervises; and
–	FCA, which focuses on the regulation of conduct by both retail and wholesale financial services firms, and whose objectives include securing an appropriate degree of protection for customers.

As well as being subject to UK regulation, as part of the Banco Santander group, we are impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB following the introduction of the Single Supervisory Mechanism in November 2014. In addition, our business falls within the scope of US regulation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, which places certain restrictions on our activities both in the UK and the US. We are also required to adhere to the rules and guidance of other regulators and voluntary code schemes which operate in the UK.

We aim to comply with and exceed all regulatory requirements. Due to the close links between regulatory risk and the operational and conduct risk frameworks, the identification, assessment, management and reporting tools for these risks also apply where such exposures and risks have a regulatory risk impact.

2016 compared to 2015

A consistent theme in recent years has been the rate and scope of the change agenda, across both regulatory change and politically driven initiatives. In common with much of the financial services industry, we continue to experience significant levels of regulatory scrutiny. Over the course of the year this included supervisory reviews, meetings and requests for information across business lines and customer sectors. We have also seen an increased presence of the Competition Markets Authority in relation to the retail banking market investigation.

We carried out a number of regulatory-driven activities in 2016 in response to the evolving regulatory environment. We:

–	Made changes to comply with the new requirements of the Senior Managers Regime which came into force on 7 March 2016
–	Enhanced the whistleblowing framework in line with the new whistleblowing rules which came into effect on 7 September 2016
–	Continued activities to ensure compliance with future regulatory regime and rule changes. These included Banking Reform and the Markets in Financial Instruments Directive II.

Santander UK Group Holdings plc     131

Annual Report 2016

Risk review

COUNTRY RISK EXPOSURES

We manage our country risk exposure under our global limits framework. Within this framework, we set our Risk Appetite for each country, taking into account factors that may affect its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we think we need to. We consider Banco Santander related risk separately.

The tables below show our total exposures, which are the total of balance sheet and off-balance sheet values. We calculate balance sheet values in accordance with IFRS (i.e. after netting allowed under IAS 32) except for credit provisions which we add back. Off-balance sheet values are undrawn facilities and letters of credit. We classify location by country of risk – the country where each client has its main business or assets. That is unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile. If a client has operations in many countries, we use their country of incorporation. The tables below exclude balances with other Banco Santander companies. We show them separately in the ‘Balances with other Banco Santander companies’ section.

			Financial institutions

	Governments £bn	Government guaranteed £bn	Banks(1) £bn	Other £bn	Retail £bn	Corporate £bn	Total(2) £bn
2016
Eurozone countries:
Italy	1.0	–	–	0.1	–	0.2	1.3
Ireland	–	–	0.5	0.4	–	0.5	1.4
Spain (excluding Banco Santander)	–	–	0.3	0.1	–	0.2	0.6
Portugal	–	–	0.1	–	–	–	0.1
Luxembourg	–	–	–	2.3	–	0.3	2.6
France	0.1	0.3	1.8	0.2	–	0.1	2.5
Germany	–	–	2.5	–	–	–	2.5
Other(3)	0.3	–	1.1	0.3	–	1.1	2.8
	1.4	0.3	6.3	3.4	–	2.4	13.8
All other countries:
UK	33.6	0.4	12.0	13.5	189.1	41.3	289.9
US	4.8	0.2	10.6	2.5	–	0.1	18.2
Japan(4)	2.8	–	3.2	0.1	–	1.4	7.5
Switzerland	0.2	–	0.1	–	–	0.2	0.5
Denmark	–	–	0.1	–	–	0.4	0.5
Russia	–	–	–	0.1	–	–	0.1
Other	0.1	–	2.6	0.6	–	2.3	5.6
	41.5	0.6	28.6	16.8	189.1	45.7	322.3
Total	42.9	0.9	34.9	20.2	189.1	48.1	336.1

2015
Eurozone countries:
Italy	0.8	–	0.1	–	–	0.1	1.0
Ireland	–	–	–	0.1	–	0.6	0.7
Spain (excluding Banco Santander)	–	–	0.2	–	–	0.2	0.4
Portugal	–	–	0.1	–	–	–	0.1
France	0.1	0.3	2.1	0.1	–	1.6	4.2
Germany	0.1	–	2.2	–	–	0.5	2.8
Other(3)	0.5	–	1.1	0.3	–	1.4	3.3
	1.5	0.3	5.8	0.5	–	4.4	12.5
All other countries:
UK	17.0(5)	0.4	9.6	6.8	184.1	52.5	270.4
US	2.5	0.2	9.0	3.2	–	0.1	15.0
Japan(4)	2.7	–	1.0	0.1	–	1.7	5.5
Switzerland	0.1	–	0.2	–	–	0.4	0.7
Denmark	–	–	0.1	–	–	0.4	0.5
Russia	–	–	–	0.2	–	–	0.2
Other	–	–	1.5	0.4	–	1.9	3.8
	22.3	0.6	21.4	10.7	184.1	57.0	296.1
Total	23.8	0.9	27.2	11.2	184.1	61.4	308.6

(1)	Excludes balances with central banks.
(2)	Excludes cash at hand, macro hedge of interest rate risk, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets. Loans are included gross of credit provisions.
(3)	Includes The Netherlands of £1.4bn (2015: £1.0bn), Cyprus of £28m (2015: £39m), Greece of £nil (2015: £nil), Belgium, Finland and Austria. The 2015 balance includes Luxembourg of £0.9bn.
(4)	Balances primarily relate to equity instruments listed in Japan and reverse repos with Japanese banks, held as part of our Short Term Markets business. The equity instrument risk exposures are hedged using derivative instruments and the additional reverse repos are fully collateralised.
(5)	In 2016, the classification of Social Housing loans was changed from Corporate to Governments. Applying this to balances at 31 December 2015, Corporate would reduce by £9.7bn to £42.8bn and Governments would increase by £9.7bn to £26.7bn.

132     Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Conduct risk	Other key risks

Balances with other Banco Santander companies

We deal with other Banco Santander companies in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. This is done on the same terms as for similar transactions with third parties. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander companies. We conduct these activities in a way that manages the credit risk within limits acceptable to the PRA.

At 31 December 2016 and 2015, we had gross balances with other Banco Santander companies as follows:

	2016				2015
	Financial institutions				Financial institutions
	Banks £bn	Other £bn	Corporate £bn	Total £bn	Banks £bn	Other £bn	Corporate £bn	Total £bn
Assets:
Spain	2.1	–	–	2.1	1.5	–	–	1.5
UK	–	1.1	–	1.1	–	1.3	–	1.3
Chile	0.1	–	–	0.1	0.3	–	–	0.3
Norway	–	–	–	–	0.1	–	–	0.1
Other <£100m	0.2	–	–	0.2	0.1	0.1	–	0.2
	2.4	1.1	–	3.5	2.0	1.4	–	3.4
Liabilities:
Spain	3.1	0.3	0.1	3.5	3.6	0.3	0.1	4.0
UK	–	0.2	0.1	0.3	–	0.1	0.1	0.2
Chile	0.1	–	–	0.1	0.3	–	–	0.3
Norway	–	–	–	–	0.1	–	–	0.1
Uruguay	0.2	–	–	0.2	–	–	–	–
Other <£100m	0.2	0.1	–	0.3	0.2	0.1	–	0.3
	3.6	0.6	0.2	4.4	4.2	0.5	0.2	4.9

2016 compared to 2015 (unaudited)

The above balances with other Banco Santander companies at 31 December 2016 mainly comprised:

–	Repo liabilities of £nil (2015: £309m), classified as ‘Deposits by banks’
–	Derivative assets of £2,363m (2015: £1,778m) subject to ISDA Master Agreements. These balances were offset by derivative liabilities of £2,122m (2015: £1,929m) and cash collateral received, as described below, and are included in Note 12 to the Consolidated Financial Statements
–	Cash collateral of £108m (2015: £217m) given in relation to derivatives futures contracts. The cash collateral was classified as ‘Trading assets’ in the balance sheet. This was more than offset by cash collateral received in relation to other derivatives of £379m (2015: £1,128m), classified as ‘Trading liabilities’ and ‘Deposits by banks’. See Notes 11, 26 and 28 to the Consolidated Financial Statements
–	Deposits by customers of £664m (2015: £563m) and other liabilities of £279m (2015: £134m)
–	Debt securities in issue of £198m (2015: £127m). These balances are holdings of debt securities by Banco Santander as a result of market purchases and for liability management purposes. See Note 30 to the Consolidated Financial Statements
–	Subordinated liabilities of £650m (2015: £640m) reflecting holdings of debt securities by Banco Santander as a result of market purchases and for liability management purposes
–	Financial liabilities designated at fair value of £10m (2015: £25m). See Note 29 to the Consolidated Financial Statements.

We consider the dissolution of the eurozone and widespread redenomination of our euro-denominated assets and liabilities to be highly improbable. However, we have analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that would be implemented. It is not possible to predict what the total financial impact on us might be of this. Determining which balances would be legally redenominated is complex and depends on a number of factors, including the precise exit scenario. This is because the effects on contracts of a disorderly exit or one sanctioned under EU law may differ. We monitor these risks and have taken steps to mitigate them.

Santander UK Group Holdings plc     133

Annual Report 2016

Governance

Governance

135	Directors

140	Corporate governance report

140	Chair’s report on corporate governance

144	Board Nomination Committee Chair’s report

146	Board Risk Committee Chair’s report

152	Board Audit Committee Chair’s report

158	Directors’ Remuneration report

158	Board Remuneration Committee Chair’s report

160	Remuneration report and remuneration policies

162	Remuneration implementation report

166	Directors’ report

134     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Board of Directors

Chair

Shriti Vadera	Chair since 30 March 2015, previously Independent Non-Executive Director and Deputy Chair from 1 January 2015.

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

Other principal appointments

Chair of Santander UK plc* since 30 March 2015. Senior Independent Director of BHP Billiton plc since 2015 and Non-Executive Director since 2011.

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

He was previously CEO of Aviva Investors; Global Head of Group Investment Business of HSBC Investments; Head of Asset Management at CCF Crédit Commercial de France and Head of Capital Markets of La Compagnie Financière Edmond de Rothschild Banque. Prior to that, Alain held various roles in the Government of France, French Treasury including Section Head, World Monetary Affairs and IMF, and Deputy Head/Office of Financial Markets.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 2013.

Director of Moody’s Investors Service Ltd since 2013.

Director of Moody’s Investor Service EMEA Ltd since 2014.

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

Skills and experience

Annemarie Durbin has 30 years international retail, commercial, corporate and institutional banking experience culminating in being a member of Standard Chartered’s Group Executive Committee. In addition, she was Group Company Secretary at Standard Chartered for a number of years and an independent non-executive director on the board of Fleming Family and Partners Limited. Annemarie is an executive leadership coach and a Board governance consultant.

Annemarie brings broad based international banking, leadership, talent development, executive remuneration, property, internal audit, crisis management, business continuity, operational excellence and governance capabilities to the Board.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 13 January 2016.

Non-Executive Director of Ladbrokes Coral Group plc since 24 January 2017.

Non-Executive Director of WH Smith PLC since 2012. Member of the Listing Authority Advisory Panel since 2015 and Chair since 1 April 2016.

Secretary to Haroldston Limited since 2010.

Board committee membership

Audit Committee since 13 January 2016.

Remuneration Committee since 13 January 2016.

Risk Committee since 13 January 2016.

* Part of the Banco Santander group.

Santander UK Group Holdings plc     135

Annual Report 2016

Governance

Ed Giera	Chair of Board Risk Committee
Appointed Independent Non-Executive Director on 19 August 2015.
	Skills and experience	Other principal appointments
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

Independent Non-Executive Director of Santander UK plc* since 19 August 2015.

Non-Executive Director of ICBC Standard Bank Plc since 2015.

Non-Executive Director of the Renshaw Bay Real Estate Finance Fund since 2012.

Non-Executive Director of Pension Insurance Corporation Group Limited since 2015.

Board committee membership

Audit Committee since 19 August 2015.

Nomination Committee since 19 August 2015.

Remuneration Committee since 19 August 2015.

Risk Committee member since 19 August and Chair since 26 October 2015.

Chris Jones	Chair of Board Audit Committee
Appointed Independent Non-Executive Director on 30 March 2015.
	Skills and experience	Other principal appointments

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

Independent Non-Executive Director of Santander UK plc* since 30 March 2015.

Non-Executive Director of Redburn (Europe) Ltd since 2014.

Chairman of the Advisory Board of the Association of Corporate Treasurers since 2010.

Investment Trustee of the Civil Service Benevolent Fund since 2015.

Audit Committee member of the Wellcome Trust since 1 September 2016.

Board committee membership

Audit Committee since 30 March 2015 and Chair since 30 June 2015.

Nomination Committee since 19 May 2015.

Remuneration Committee since 1 September 2015.

Risk Committee since 30 March 2015.

Genevieve Shore	Appointed Independent Non-Executive Director on 18 May 2015.
	Skills and experience	Other principal appointments

Genevieve Shore brings digital, technology and commercial expertise to Santander UK from a career in the media, publishing and technology sectors, most recently as Chief Product and Marketing Officer of Pearson plc and previously as Director of Digital Strategy and Chief Information Officer.

Genevieve has also advised and invested in Education Technology start ups and works with female executives as a coach and mentor.

Independent Non-Executive of Director Santander UK plc* since 18 May 2015.

Non-Executive Director Next Fifteen Communications Group plc since 2015.

Non-Executive Director of Moneysupermarket.com Group plc since 2014.

Member of the Advisory Board for LEGO Education since 2015.

Board committee membership

Audit Committee since 1 September 2015.

Remuneration Committee since 1 September 2015.

Risk Committee since 1 September 2015.

* Part of the Banco Santander group.

136     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Scott Wheway	Senior Independent Director and Chair of Board Remuneration Committee
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

Other principal appointments

Independent Non-Executive Director of Santander UK

plc* since 2013.

Non-Executive Director of Centrica plc since 1 May

2016.

Chairman of Aviva Insurance Limited since 2015.

Non-Executive Director of Aviva plc since 2007.

Board committee membership

Audit Committee since 1 September 2015.

Nomination Committee since 1 January 2014.

Remuneration Committee since 1 January 2014 and

Chair since 1 September 2015.

Risk Committee since 1 January 2014.

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

Other principal appointments

Non-Executive Director of Santander UK plc* since 29 September 2014, previously Executive Director of Santander UK plc* from 2012 to 2014.

Executive Chair of Banco Santander SA* since 2014 and Director since 1989.

Non-Executive Director of The Coca-Cola Company since 2013.

Director of SAM Investment Holdings Limited* since 2013.

Founder and Vice-Chair of the Empresa y Crecimiento Foundation since 2002

Vice-Chair of the World Business Council for Sustainable Development since 11 January 2016.

Member of the MIT’s CEO Advisory Board since 2015.

Board committee membership

Nomination Committee since 27 July 2015.

Bruce Carnegie-Brown	Appointed Independent Non-Executive Director on 10 January 2014. On appointment as first Vice Chair and Lead Independent Director of the Board of Banco Santander SA on 12 February 2015, he was no longer considered an Independent Non-Executive Director.

Skills and experience

Bruce Carnegie-Brown has performed a wide variety of risk-related roles in the financial services sector, primarily in insurance and investment banking, providing him with a breadth of experience and insight of financial services. He was Managing Director of JP Morgan from 1985 to 2003. Following this, Bruce was CEO of Marsh UK Limited from 2003 to 2006; and served as Chair of Aon UK Limited from 2012 to 2015. He was Senior Independent Director of Catlin Group Limited from 2010 to 2014 and Close Brothers Group plc from 2006 to 2014.

Other principal appointments

Non-Executive Director of Santander UK plc* since 2012. Vice Chair and Lead Independent Director of Banco Santander SA* since 2015.

Non-Executive Director Jardine Lloyd Thomson Group plc since 1 May 2016.

Non-Executive Director of Moneysupermarket.com Group plc since 2010 and Chair since 2014.

Director of Historic Royal Palaces since 2014.

Member of the Investment Committee of Gresham House plc since 31 January 2016.

President-elect of the Chartered Management Institute since 19 September 2016.

Board committee membership

Nomination Committee since 19 March 2013.

Remuneration Committee since 1 October 2012.

Risk Committee since 1 October 2012.

* Part of the Banco Santander group.

Santander UK Group Holdings plc     137

Annual Report 2016

Governance

Juan Rodríguez Inciarte Deputy Chair	Appointed Non-Executive Director on 10 January 2014.

Skills and experience

Juan Rodríguez Inciarte joined Banco Santander SA in 1985. After holding various positions, he was appointed to the Board of Directors in 1991, holding this office until 1999. Juan was also an Executive Director of Banco Santander SA from 2008 to 2015.

Juan has also held directorships at the Royal Bank of Scotland plc (RBS) and National Westminster Bank plc from 1998 to 2004, ABN Amro, First Fidelity Bancorp, First Union Corporation (now part of Wells Fargo), and at NIBC Bank NV.

Other principal appointments

Non-Executive Director of Santander UK plc* since 2004.

Director Santander Consumer Finance SA* since 2007.

Director of SAM Investment Holdings Limited* since 2013.

Director Vista Capital de Expansion SA since 2007.

Chairman Saarema Inversiones SA since 2005.

Board committee membership

Risk Committee since 1 September 2015.

Peter Jackson	Appointed Non-Executive Director on 1 April 2016, stepping down on 28 February 2017.

Skills and experience

Peter Jackson has extensive experience and knowledge of the financial industry and is Head of Banco Santander SA’s Innovation business. He was CEO of the Travelex Group, where he led a major process to transform the company, focused on digital innovation and business re-engineering, and through mergers and acquisitions.

Previously, Peter held senior positions at Lloyds Banking Group plc and Halifax Bank of Scotland plc, and was a consultant at McKinsey & Company.

Other principal appointments

Non-Executive Director of Santander UK plc* since 1 April 2016.

Head of Corporate Innovation of Banco Santander SA since 27 January 2016.

Director of Santander Fintech Limited since 9 March 2016.

Director of Aire Labs Limited since 2015.

Non-Executive Director of Paddy Power Betfair plc

since 2013.

Manuel Soto	Appointed Non-Executive Director on 10 January 2014.

Skills and experience

Manuel Soto was formerly a Board member of Banco Santander SA from 1999 to April 2013, and during that period was Chair of the Banco Santander SA Audit and Compliance Committee.

Manuel has significant experience in financial services, having undertaken a variety of Executive and Director level roles, including a 38 year career at Arthur Andersen, where he discharged, among other responsibilities, EMEIA Area Managing Partner from 1980 to 1998, and Chairman of the Worldwide Board from 1987 to 1989. Accordingly, he brings considerable experience in financial reporting, internal control systems and risk management, as well as international management of the service industry.

He also served on the Board as Vice Chairman of Indra Sistemas SA from 1999 to 2011 and on the Board of Corporación Financiera Alba from 1999 to 2010.

Other principal appointments

Non-Executive Director of Santander UK plc* since

2013.

Director of Cartera Industrial REA SA since 2008.

Member of advisory board of Grupo Barceló since 2012.

Member of advisory board of Befesa Medio Ambiente SA since 2013.

Board committee membership

Audit Committee since 1 January 2014.

* Part of the Banco Santander group.

138     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Executive Director

Nathan Bostock Chief Executive Officer	Chief Executive Officer since 29 September 2014, previously Executive Director and Deputy Chief Executive Officer from 19 August 2014.

Skills and experience

Nathan Bostock joined Santander UK from RBS, where he was an Executive Director and Group Finance Director. He joined RBS in 2009 as Head of Restructuring and Risk and Group Chief Risk Officer.

Nathan previously spent eight years with Abbey National plc (now Santander UK plc) from 2001 to 2009 and served on the Board as an Executive Director from 2005. During his time with Abbey National plc, he held various senior positions including Chief Financial Officer and Executive Director. Nathan was also previously at RBS from 1991 to 2001 in a number of senior positions and spent seven years before that with Chase Manhattan Bank, having previously qualified as a Chartered Accountant with Coopers & Lybrand, (now PwC).

Other principal appointments

Chief Executive Officer of Santander UK plc* since 19 August 2014.

Director of Santander Fintech Limited* since 2015. Director of SAM Investment Holdings Limited* since 2014.

Member of the PRA Practitioner Panel since 2014. Member of the Financial Services Trade and Investment Board (FSTIB) since 2015.

Non-Board Executive

Antonio Roman	Appointed Chief Financial Officer on 30 October 2015.

Skills and experience

Antonio Roman has extensive financial services experience across a wide range of areas including Finance, Investor Relations and Retail Banking. He was appointed Treasurer of Santander UK plc in 2014, with responsibility for the management of interest risk, liquidity, funding, economics and investor relations. Antonio joined Santander UK plc in 2013 as Deputy Treasurer and prior to that held the position of Head of Financial Management at Banco Español de Credito SA*.

Antonio also worked for Grupo Caja Madrid where he served as Financial Controller from 2007 to 2010.

Other principal appointments

Director of Abbey National Treasury Services plc* since 2014.

Management Board Member of Abbey Covered Bonds LLP* since 2014.

Member of the British Bankers Association’s Financial and Risk Policy Committee since 2015.

* Part of the Banco Santander group.

Santander UK Group Holdings plc     139

Annual Report 2016

Governance

Chair’s report on corporate governance

My report describes the roles, responsibilities and activities of the Board and its Committees.
“We remain steadfast in our ambition to be the best governed bank in the UK.”

Board membership

A number of long-serving Directors stepped down and new INEDs were appointed during 2015. Membership remained stable during 2016. Through a rigorous recruitment process we have ensured that the Board has the necessary skills and experience to discharge its responsibilities effectively. In April José María Fuster stepped down from the Board. I should like to thank him for his valuable service over the past 11 years. The composition continues to align with the UK Group Framework principles of at least 50% independent membership, appropriate breadth and depth of skills and experience, and gender diversity.

The Board is satisfied that the Chair and those Directors who have external directorships have sufficient time available to discharge their responsibilities and to be effective members of the Board.

Given our 100% ownership by Banco Santander and the appointment process for Directors set out in the UK Group Framework, Santander UK has not required the Directors to offer themselves for re-election every year or for new Directors appointed by the Board to offer themselves for election at the next Annual General Meeting. However, in accordance with industry good practice, this year we have introduced one-year rolling terms for all NEDs.

Board committees

The Board delegates certain responsibilities to Committees to assist in discharging its duties, as set out on page 143. The Committees play an essential role in supporting the Board in these duties, providing focused oversight of key areas and aspects of the business.

The role and responsibilities of the Board and each Board Committee are set out in formal Terms of Reference. These are reviewed at least annually. The Board Committees make recommendations to the Board in accordance with their Terms of Reference. The Chair of each Committee reports to the Board at each meeting on the matters discussed and significant developments within their remit that warrant further consideration by the Board. The minutes of each meeting, except for the Board Nomination Committee, are provided to the Board for information.

Shriti Vadera Chair 22 February 2017

Board effectiveness review

This year we undertook an external effectiveness evaluation of the Board, its Committees and Non-Executive Directors (NEDs). This has provided valuable independent assurance and benchmarking of the effectiveness of our Board and Board Committees. The review confirmed that we have made rapid progress and that our governance is effective and of a high standard. The next phase of our development as a Board will be to further improve efficiency.

UK Group Framework(1)

The responsibilities and relationship with Banco Santander, our sole shareholder, is set out in the UK Group Framework and agreed by Santander UK and Banco Santander. This provides Banco Santander with the oversight and controls it needs while discharging our responsibilities in the UK. Clarity of roles and responsibilities is key to ensuring proper accountability for decisions and outcomes. The UK Group Framework was explained in last year’s report, and further information is available on page 166.

For Board membership, tenure and attendance see page 164 For Board responsibilities see page 143
(1) In this Annual Report, the terms ‘independence’ and ‘independent’ are, unless otherwise stated, defined in accordance with our UK Group Framework. For further details see page 166

140     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

All Board Committees have a majority of INEDs in accordance with the UK Group Framework. Furthermore, all INEDs are members of the Board Audit, Board Risk and Board Remuneration Committees in order to provide efficient working and effective oversight. The activities undertaken by each of the Committees are set out in the Board Committee Chairs’ reports on pages 144 to 165. The full Terms of Reference for each Committee are available on Santander UK’s website www.santander.co.uk and from the Company Secretary upon request.

Board fees

We reviewed all Board and Board Committee fees for 2016 and no changes were made. Board fees are set out on page 163 in the Directors’ Remuneration Report.

Conflicts of interest

Santander UK’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts. The Board confirms that such powers have been operated effectively and that a formal system for Directors to clear their interest and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Company Secretary.

Board activities

The Chair, together with the CEO and Company Secretary, ensure that the Board has an appropriate schedule so that its time is focused on matters of strategic importance to the business and appropriate monitoring of risks. This is subject to continuous review and has enabled us to improve our approach to setting the agenda, the information we receive and the debates we have. In line with an assessment of the forward looking agenda, it has been agreed that the number of Board meetings held in 2017 will be reduced to eight. We will keep this under review as we continue to enhance our operating efficiency.

In July 2016, in addition to the usual monthly meeting, the Board held an annual Strategy Day where we considered the emerging banking landscape and our long-term strategy, including digital transformation, innovation and omni-channel transformation for the benefit of our customers.

The Board ensures regular contact with senior leadership by regularly inviting relevant business and function heads to present on current development.

The delivery of our tailored Director induction programmes for our most recent appointments have continued through 2016 and form part of the Directors’ ongoing development plans. The external Board effectiveness review conducted this year included individual evaluation of all Board members, and the feedback from those reports will also be included in individual development plans. This ensures that Directors have the necessary understanding of the business, its activities, core markets, and operating environment. The Company Secretary supports the Chair in designing individual inductions for all Directors, which include site visits and cover topics such as strategy, key risks and current issues including the legal and regulatory landscape.

Throughout 2016 we have continued to deliver regular workshops for all Directors to further develop their knowledge and understanding of key business issues. This has been supplemented with visits to corporate sites and branches.

A summary of the Board’s activities in 2016 is set out on the following page.

Santander UK Group Holdings plc     141

Annual Report 2016

Governance

Summary of Board activities in 2016

Activity	Actions taken by the Board and outcomes

Business and customer

–  Reviewed, challenged and approved the 3-year business plan 2017-2019 and the Budget for 2017, including associated risk assessments and UK-relevant material presented at the Banco Santander group investor day.

– Reviewed, challenged and approved changes to the 1l2l3 World proposition and continued to monitor their development.
– Reviewed, challenged and remained appraised of strategic business opportunities as they have arisen.
– Received detailed analysis of, the competitive landscape, Company’s Digital Strategy and innovation both during Board meetings and at our dedicated Board Strategy Day.
– Reviewed, challenged and remained appraised of developments with customer experience and complaints.

–  Reviewed, challenged and monitored the performance and strategy of the Retail Banking Division. This included its holistic strategy, as well as a specific focus on customer relationship management, omni-channel, product development, Wealth Management, Private Banking and customer liabilities. The Board also approved the Mortgage Strategy.

–  Reviewed, challenged and remained appraised of the performance and strategy of Santander Global Corporate Banking, including its capabilities from a client perspective and fee sharing policy between the UK and rest of Banco Santander.

– Reviewed, challenged and remained appraised of developments to enhance the control environment in Santander Global Corporate Banking.
– Reviewed, challenged and remained appraised of the performance and strategy of Santander Corporate and Commercial Banking.
– Reviewed and remained appraised of the Santander (UK) Group Pension Scheme, including pension risk and methodology changes.
– Reviewed, challenged and remained appraised of Santander UK’s sustainability activity and report.
– Reviewed, challenged and remained appraised of the progress made on the Santander Universities Programme in the UK.

Regulation and capital

–  Remained fully appraised of the regulatory dialogue regarding the application of ring-fencing requirements and management proposals for the implementation of ring-fencing. This included operating model approvals and the approval of associated regulatory submissions.

–  Considered and approved the optimal model for implementation of ring-fencing requirements, with primary consideration of the needs of our customers. Approved a revision to that model in the light of the changing macro environment.

– Reviewed, challenged and approved the ICAAP, ILAAP and Santander UK’s Recovery and Resolution Plan.
– Reviewed, challenged and approved the adequacy and effectiveness of stress-testing and capital management.
– Reviewed, challenged and approved Santander UK’s wholesale funding programme arrangements.
– Reviewed the asset and liability management activities.
– Reviewed and approved the payment of dividends.

–  Remained appraised of regulatory developments – including competition and market reviews and payment systems directive – reviewed compliance with regulatory requirements and fully considered all regulatory feedback from the PRA and FCA.

– Approved Santander UK’s Annual Report and Accounts.

People	– Received regular updates challenged management on a range of people issues including HR strategy and talent management.
– Reviewed a new succession planning framework and received an update on progress with implementation.
– Reviewed new diversity targets.
– Gave particular focus to initiatives to embed the right culture and behaviours across Santander UK
– Assessed the performance of the CEO.
– Participated in the Banking Standards Board’s assessment process and approved our response the Banking Standards Board questionnaire.

Risk and control	– Reviewed, challenged and approved updated risk appetites and monitored performance against them across all risk types.
– Received regular enterprise wide risk updates from the Chief Risk Officer.
– Reviewed and challenged Conduct Risk Programme and Risk Framework.
– Reviewed the business impacts of the EU referendum, in particular the impact on the 3-year business plan and budget.
– Reviewed, challenged and approved the annual whistleblowing report.
– Considered specific issues, including remediation of crystallised conduct risks and Santander Global Corporate Banking risk and control environment.
– Remained appraised of the strategy to mitigate operational risk in critical infrastructure and banking processes.
– Reviewed, challenged and approved Santander UK’s IT risk, cyber risk and Financial Crime risk management plans.
– Remained appraised of Corporate Affairs and Marketing activity to ensure protections are in place for Santander UK brand and reputation.

Governance	– Reviewed and approved revisions to the UK Corporate Governance Framework.
– Renewed a set of strategic priorities for the Board to guide it in discharging its responsibilities.

–  Reviewed enterprise wide governance arrangements to ensure that governance and controls in the UK are robust and support the proposed operating model and structural change resulting from ring-fencing.

– Reviewed and assessed the implications of implementation of the Senior Managers Regime.
– Reviewed Santander UK’s transformation agenda to support its ambition to become a customer centric bank which helps people and businesses prosper.
– Undertook an external review of Board effectiveness and agreed a plan for continuous improvement.
– Reviewed the Terms of Reference for the Board and Board Committees.

142     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Board and Board Committee responsibilities
Key responsibilities

	Board	– Review, approve and monitor performance in respect of corporate strategy, major plans of action, Risk Appetite and policies, annual budgets and business plans.
– Monitor the effectiveness of Santander UK’s governance arrangements.
– Monitor the performance of the CEO and Senior Executives.
– Ensure that appointments to the Board or its Committees are effected in accordance with the appropriate governance process.
– Monitor and manage potential conflicts of interest of management, Board members, shareholders, external advisers and other service providers.

For Board Nomination Committee Chair’s report see page 144	Board Nomination Committee	– Regularly review the structure, size and composition of the Board, including skills, knowledge, experience and diversity.
– Consider succession planning for Directors and senior executives.
– Identify and nominate candidates to fill Board vacancies as and when they arise.
– Regularly assess the performance of the Board.
– Review annually whether Non-Executive Directors have dedicated sufficient time to their duties to have been effective in their role.
– Oversee Santander UK’s governance arrangements.

For Board Risk Committee Chair’s report see page 146	Board Risk Committee	– Advise the Board on the enterprise wide risk profile, Risk Appetite and strategy.
– Review the enterprise wide risk profile by way of business updates provided by the First Line of Defence and regular reports and updates on each key risk type provided by the Second Line of Defence.
– Provide advice, oversight and challenge to embed and maintain a supportive risk culture throughout Santander UK.
– Review the Risk Framework and recommend it to the Board for approval.
– Review and approve the key risk type and risk activity frameworks identified in the Santander UK Risk Framework.
– Review the capability to identify and manage new risks and risk types.
– Oversee and challenge the day-to-day risk management actions and oversight arrangements and adherence to Santander UK’s risk frameworks and policies.
– Review proposals for the firm’s Risk Appetite and recommend these to the Board for approval.

For Board Audit Committee Chair’s report see page 152	Board Audit Committee	– Monitor and review the integrity of the financial statements of Santander UK.
– Keep under review the adequacy and effectiveness of the internal financial controls.
– Review the adequacy of Whistleblowing arrangements.
– Monitor and review the effectiveness of the Internal Audit function.
– Assess the performance of the External Auditors and oversight of their independence.

For Board Remuneration Committee Chair’s report see page 158	Board Remuneration Committee	– Consider, agree and recommend to the Board the principles and parameters of Santander UK’s remuneration and reward policies and frameworks.
– Consider and approve specific remuneration packages for executive directors and other senior management.
– Oversee the implementation of remuneration policies, ensuring they promote sound and effective risk management.
– Determine and oversee the remuneration governance framework.
– Review and approve regulatory submissions in relation to remuneration.

Santander UK Group Holdings plc     143

Annual Report 2016

Governance

Board Nomination Committee Chair’s report

We ensure that the Board composition and overall governance arrangements of

Santander UK are fit for purpose and aligned to our operating model.

“We continue to focus on overall effectiveness and ensuring our readiness for implementation of ring-fencing.”

Skills and experience

The Committee continued to monitor Board members’ skills and experience through the year, in particular training needs for the most recently appointed INEDs and ongoing training and development for the whole Board. New Directors have spent significant time on their induction, including visits to corporate sites and branches, and we have instituted regular workshops for all Directors to further develop our knowledge and understanding of key risks and business issues. The external Board effectiveness review conducted this year included individual evaluation of all Board members, and the feedback from those reports will also be included in individual development plans.

Diversity

The Committee has maintained its commitment to ensuring appropriate gender diversity on the Board. In 2016 we set an aspirational target of 33% women on the Board by 2020 and currently have 31% women on the Board. Santander UK has also committed to gender targets for our senior female management population, and we have embedded these into our Executive Committee annual performance objectives.

We will continue to ensure that gender and broader diversity remains front of mind in our succession planning.

Succession Planning

The Committee is responsible for overseeing the process of succession for Board Directors. The Committee has also been working to ensure that a robust succession planning framework is in place for senior management. As a very important issue pertaining to the duties of all Directors, this is now also a full Board agenda item.

Banking Reform

The Committee has focused on ‘ring-fencing’ and defining Board and Executive governance structures, in order to ensure we meet new regulatory requirements while maintaining a robust and efficient corporate governance model.

Shriti Vadera Board Nomination Committee Chair 22 February 2017 For Committee membership, tenure and attendance see page 164 For the responsibilities of the Committee see page 143

Overview of the year

The Committee met on five occasions during the year and continued its focus on improving our overall effectiveness, conducting an external evaluation of the Board, overseeing the development of appropriate succession policy and ensuring our readiness for implementation of ring-fencing.

Board and Committee membership

The Board composition aligns with the UK Group Framework principles (see page 166) of at least 50% Independent membership (as defined on page 166), appropriate breadth and depth of skills and experience, and gender diversity. The Committee has assessed the composition of the Board as possessing the right skill sets to support our future strategy.

All INEDs are members of the Board Risk, Audit and Remunerations Committees. The sizeable majority of INEDs on these Committees ensures constructive debate and challenge.

This year, we have introduced a one year rolling term for NEDs and INEDs in line with industry best practice. This will also help ensure that we have a phased approach to tenure going forward thereby facilitating future transitions between Directors.

External evaluation of Board effectiveness

The Committee engaged an independent consultant to evaluate the effectiveness of the Board and its Committees. The review process involved interviews with each of the Board Directors and executive team as well as observation of Board and Board Committee meetings. The review confirmed that we have made rapid progress and that our governance is effective and of a high standard. It has also helped to identify ways in which we can become more efficient. The review included individual evaluation of all Board members, and the feedback from those reports will be included in Board members’ individual development plans.

The review findings and suggested actions were presented to the Board in October and the lessons learned have been incorporated into our continuous improvement action plan which we developed following last year’s internal board effectiveness review. The Board continues to closely monitor progress against the action plan.

144     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Annual review of director interests, time commitment and fees

Consistent with its terms of reference, the Committee completed its annual review of the Directors’ interests to ensure any conflicts are managed appropriately and in compliance with CRD IV requirements. The time commitments of the Directors were also reviewed to ensure Directors have sufficient time available to discharge their responsibilities and to be effective members of the Board.

Priorities for 2017

Our priorities for 2017 will include focus on progressing Board effectiveness actions, the focus of which is our efficiency. This forms part of our wider commitment to continuous improvement and in pursuit of our ambition to be the best governed bank.

Female Board members December 2016(1) 31% (4/13) (1) No change from prior year	Independent Board members December 2016(1) 54% (7/13) (1) No change from prior year

Santander UK Group Holdings plc     145

Annual Report 2016

Governance

Board Risk Committee Chair’s report

The Committee supports the Board in ensuring that the business operates within agreed Risk Appetite while taking account of emerging risks.

“Our risk management processes continue to improve

through the rigorous application of an effective

enterprise-wide Risk Framework.”

Ed Giera Board Risk Committee Chair 22 February 2017

Overview of the year

During 2016, we continued to assess our performance in the context of the main risks to which we are exposed, through the rigorous application of an effective enterprise wide Risk Framework, and to embed an appropriate risk culture and attitude at all levels across the business.

We considered the impact of numerous different risks on our business and customers through regular updates from different parts of the business. These have included:

–  The macroeconomic environment, and in particular, the impact of interest rates decreasing and remaining low for longer

–  Management of the significant change agenda which included ensuring ongoing regulatory, or otherwise compulsory, compliance, whilst improving the customer experience

–  Financial crime and anti-money laundering detection capabilities

–  The resilience of IT systems to cyber risk.

Following the result of the EU referendum in June, we also considered the risks and potential impact to Santander UK of the vote for the UK to leave the EU.

Membership

As noted in last year’s report, Annemarie Durbin was appointed to the Committee with effect from 13 January 2016. There have been no other changes to the membership of the Committee during the year and the Committee has accordingly benefited from a period of consistency as members’ familiarity with the matters considered by the Committee has grown. I believe that the Committee has an appropriate balance of skills and expertise to carry out its role effectively.

The Terms of Reference require the majority of the members to be Independent Non-Executive Directors. This criterion was met throughout the year.

For Board membership, tenure and attendance see page 164 For the responsibilities of the Committee see page 143

146     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Meeting our key responsibilities in 2016

How we addressed our key responsibilities relating to Risk Appetite and the Risk Framework, together with our work on stress testing and individually significant matters, is shown below. For information on our responsibilities relating to risk management and internal controls see page 151.

Significant areas of focus

Area of focus	Action taken by the Board Risk Committee	Outcome

Risk Appetite

–  We considered changes to the Risk Appetite statement proposed as part of the annual review of Risk Appetite and recommended a number of changes, proposed by management, to the Board. These included the introduction of a new metric to measure the volatility of the income statement under stressed conditions and a number of changes to credit concentration limits.

– The annual review of Risk Appetite is firmly embedded in our culture. For more on Risk Appetite see page 40.

Risk Framework

–  We considered an independent review of the annual attestations by Executive Committee members to the Chief Risk Officer that risk had been managed effectively in line with the Risk Framework.

–  We noted that good progress had been made on the design, implementation and governance of the Risk Framework, whilst acknowledging that there was still more to do to embed effective risk management in all areas. Particular areas of priority focus included Global Corporate Banking, operational risk, and IT, together with conduct risk in Commercial Banking and Global Corporate Banking. Other areas for specific attention included risk culture, regulatory projects, stress testing, financial crime, retail credit systems, strategic risk, reputational risk and horizon scanning.

–  We noted that the attestations provided a reasonable and fair view of how risk had been managed and controlled in line with the Risk Frameworks.

–  We monitored progress towards embedding effective risk management through frequent updates from management, providing challenge and support as necessary.

  For more on Risk Framework see pages 33-39.

Stress testing

–  Stress testing remains a key tool to highlight and manage the impact on capital and profit and loss in stress scenarios. Methodology, governance arrangements and outputs remain subject to close monitoring by the Committee. We participated fully in the 2016 PRA concurrent stress testing exercise and were engaged throughout the process, examining the significant drivers while challenging outputs and assumptions.

–  We sought confirmation from management in respect of the controls used in the exercise.

–  We recommended that the Board approve the stress testing submission to the PRA.

–  We proposed that the process by which manual data was collected, analysed and managed be documented to provide greater assurance and transparency.

–  Management confirmed that they had no specific concerns in respect of the controls used in the exercise.

  For more on stress testing see page 41.

Macroeconomic environment

–  In 2016, we regularly reviewed the impact on net interest income and capital metrics of interest rates remaining low for a sustained period. We discussed possible management actions to offset the impact, including various aspects of the pricing dynamic of our 1l2l3 World proposition under a comprehensive range of scenarios; increasing the hedging of interest rate exposure in the pension schemes; and adjusting balance sheet exposure through changes in the ALCO portfolio.

– Our discussions fed into Board deliberations on this subject. – We requested that further detail of hedging efficiency be included in a future update. For more on macroeconomic changes see page 32.

Banking Reform	– We reviewed detailed stress analyses and engaged in wide ranging discussions on the risk assessment of the Banking Reform Programme alternatives presented by management.

–  We supported management’s proposal to amend the Banking Reform Programme in light of the impact on the top risks and mitigating actions following the UK referendum on EU membership, and continue to oversee the preparation of the detailed implementation plans for related adjustments to the Risk Framework.

  For more on Banking Reform see page 4.

Santander UK Group Holdings plc     147

Annual Report 2016

Governance

Area of focus	Action taken by the Board Risk Committee	Outcome

Global Corporate Banking model

–  Following the work of an external consultant on a review of the controls and strategic operating model of our Global Corporate Banking business segment in 2015, we monitored progress made by the business on a monthly basis to address their observations and recommendations. We requested that any issues which threatened the programme be escalated to the Committee. In addition to the monthly progress reports from Global Corporate Banking management, we also requested an update in the fourth quarter from our consultants on management’s progress with the programme.

–  We noted the progress made to address the recommendations during the year and provided regular updates to the Board. Further work remains to be done, however, and we agreed that we would continue to monitor progress on a periodic basis in 2017.

–  We requested, and received, further information on management’s activities to improve sustainable internal project management capability.

  For more on Global Corporate Banking see page 67 and page 122.

UK referendum on EU membership	– Following the result of the EU referendum, we considered the risks and potential impact to Santander UK of the vote for the UK to leave the EU.

–  We are monitoring closely political, economic and market developments as they progress, and reviewing the scenario planning, stress testing and assessment of models by management in the context of a potential macroeconomic regime change for the UK economy.

  For more on the impact of the UK’s exit from the EU on our business see page 4.

Oversight and advice to the Board on Santander UK’s current risk exposure and future risk strategy

During 2016, we reviewed Santander UK’s exposure to the risks outlined below and analysed emerging themes, including regulatory, macroeconomic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Action taken by the Board Risk Committee	Outcome

Credit risk – retail

–  Considered regular reports on the overall credit quality of retail lending, including the interest-only mortgage portfolio and the Buy-to-let mortgage portfolio.

–  Received updates on the key risks arising from personal and business unsecured loans, overdrafts and credit cards, and noted that change capacity would be kept under review.

–  Reviewed the London residential mortgages portfolio as well as the performance across unsecured retail credit portfolios.

–  Requested details of progress in respect of mitigating actions and details of the consequences of systems risks to be highlighted in future updates.

–  Agreed the controls and protections that were in place.

–  Requested a workshop on interest-only mortgages.

  For more see page 54.

Credit risk – corporate and commercial

–  Considered regular reports on credit quality of real estate lending and more detailed reports on certain other sub-sectors.

–  Reviewed concentration levels, and sector and geographic risk exposures.

–  Reviewed credit risk within Global Corporate Banking and Commercial Banking with a focus on renewables and commodities.

–  Monitored the preparations for implementation of IFRS 9.

–  Growth in corporate and commercial portfolios and earnings has been achieved within approved Risk Appetite.

–  Agreed management actions proposed for the care homes sector.

–  Preparations for IFRS 9 would continue to be monitored by the Committee and by the Board Audit Committee.

  For more see page 71.

Market risk	– Reviewed monthly analysis of a range of macroeconomic scenarios to assess traded market risk exposure.	– Key risk exposures have remained within Risk Appetite. For more see page 81.

Liquidity risk	– Reviewed and brought appropriate oversight to the ILAAP. – Reviewed and approved proposals for a diversification in the assets held for liquidity purposes.	– Recommended to the Board for approval. For more see page 90.

148     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Risk	Action taken by the Board Risk Committee	Outcome

Capital risk

–  Reviewed and brought appropriate oversight to Santander UK’s related risks associated with the ICAAP, the pension deficit, and lower for longer interest rates.

–  Reviewed possible management actions which would mitigate adverse variances arising from lower for longer interest rates.

– Recommendations for approval made in respect of ICAAP to the Board based on the capital position over the planning period. – Regular updates provided to the Committee. For more see page 106.

Pension risk

–  Considered the issues in respect of the development of the pension deficit on both an IAS 19 and funding basis, including the impact on the CET1 capital ratio, and economic capital measures.

–  Reviewed and considered changes to pension accounting liability valuation modelling.

–  Regularly monitored utilisation of the pension Risk Appetite and risk budget in accordance with relevant metrics and increases in market volatility.

–  Continued to monitor the impact of sustained low interest rates and the effectiveness of asset and liability management.

–  Requested an holistic update on pension risk management strategy and governance in the context of the triennial valuation of the defined benefit pension schemes and review of investment policy and contribution policy with the Scheme Trustees.

  For more see page 115.

Operational risk

–  Continued as a significant area of focus in 2016, with particular emphasis on the mitigation of cumulative risk arising as a result of the high level of change, third party risk management, cyber security, IT resilience and Risk Data Aggregation.

–  We requested a review to determine whether our critical IT systems could meet stringent recovery requirements in the event of an outage.

–  We received regular updates on the Operational Risk Transformation Programme.

–  Noted that the investment in digital and other new products, interaction with third parties as well as cost-saving initiatives, would all impact operational risk.

–  Reviewed the response to a distributed denial of service cyber-attack and proposed improvements to the communication of incidents of this nature to the Committee members.

–  Monitored ongoing implementation of the new operational risk system.

–  Reviewed and discussed the initial assessment of the potential impact of the new standardised measurement approach for operational risk under consultation by the Basel Committee on operational risk capital on a RWA equivalent basis.

–  Reviewed and assessed alternatives for restructuring Santander UK’s Directors’ and Officers’ (D&O) insurance coverage following the introduction of the Senior Managers Regime and changes in Banco Santander D&O insurance coverage.

–  We requested that the Chief Operating Officer attend our meetings as an observer going forward.

–  Approved the IT Resilience and Cyber Risk Management Plan for recommendation to the Board.

–  We agreed that the first and second line of defence would discuss with the individual business areas how to take this forward and to propose appropriate alternatives to the Committee.

–  Recommended and oversaw the placement of new D&O insurance policies.

  For more see page 125.

Conduct risk

–  Received reports on the progress of risk culture initiatives across the business including the relevant behaviours that underpin Simple, Personal and Fair.

–  We assessed Conduct Survey results. This included a review of our strategy to further embed an effective risk management culture across all business units, functions, and levels of seniority.

–  Maintained oversight of proper conduct risk management for new initiatives including the investment business of wealth management.

–  Monitored the continued activity associated with customer remediation programmes.

–  The conduct risk framework which had been developed and implemented in line with regulatory commitments has now been rolled out.

–  As the focus moves to implementing the business as usual framework, we will continue to monitor culture and behaviours.

–  Considered and approved the 2016 Compliance Monitoring Plan.

  For more see page 119.

Santander UK Group Holdings plc     149

Annual Report 2016

Governance

Risk	Action taken by the Board Risk Committee	Outcome

Other key risks

–  Financial crime risk – We have reviewed and discussed monthly the financial crime agenda with the MLRO, with particular focus and challenge on ensuring that the risk based approach in upgrading our systems and controls translates into effective prevention of financial crime.

–  Regulatory risk – Reviewed the regulatory agenda and associated impact on our business including the risk associated with simultaneously managing multiple projects.

–  Model risk – Received and considered an update on model risk, including progress on the development of an inventory of the most material models. We sought assurance in respect of the model control environment, and also requested assurance on the capabilities of models to accommodate a negative interest rate environment in the UK.

–  We continue to support the I AM Risk culture which was introduced in 2012 to reinforce the Risk Framework and highlight that everyone is responsible for managing risk.

–  First line of defence was asked to provide a view of financial crime risk exposure and mitigation, and greater accountable executive visibility and sponsorship for the transformation programme and to provide regular updates.

–  Supporting continued investment and prioritisaton proportionate to the increased regulation in 2017 as financial crime is recognised as a national threat in the UK.

  For more see page 128.

–  Regular and substantive interaction on aspects of the regulatory agenda.

  For more see page 131.

–  Requested a follow-up workshop on material models for Board members.

–  Support of the I AM Risk culture which enables us to keep the management of risk front of mind, with increased use of the I AM Risk portal on our intranet and new mandatory training modules.

150     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Effectiveness of risk management system and internal controls

We received updates on the completion by all business units of their Risk and Control Self Assessments. This bottom-up exercise largely highlighted the same risk themes that had been reported previously, with more specific actions raised to mitigate them.

We also received regular reports on the implementation of key risk control programmes during the course of the year and considered measures and action plans to address exposures related to systems and controls. During the year we also reviewed and approved the Risk Type and Risk Activity Frameworks.

Change programme

The scale, scope and critical nature of the Change Programme posed significant risk. We asked to be kept advised of projects which were not carried out in accordance with the prioritisation process. We noted the increased governance and project management resources that had been put in place, and we also noted the efforts that were being made to reduce the proportion of contractor resource where appropriate to do so and to build internal capabilities. We also encouraged management, when undertaking projects required by the regulators, to seek to achieve improvements in customer experience as well as regulatory compliance.

Effectiveness of the Committee

As noted above, the Committee membership has not changed since January 2016. This period of stability followed a number of membership changes during 2015, which resulted in a greater diversity of members and, in particular, strengthened our skills and knowledge of IT, cyber and other digital-related risks.

We reviewed our Terms of Reference and recommended changes to ensure alignment with the Senior Managers Regime.

Full terms of reference can be found on our website at www.santander.co.uk and a summary is given on page 143.

We receive regular reports on enterprise wide risk, and have received updates on progress from risk owners. As mentioned earlier in this report, we also requested updates from the external consultants supporting the programme of work following the review of the Global Corporate Banking model. These contributed to the effectiveness of our debate and facilitated effective challenge by the Committee during the year.

In accordance with good governance, the Committee’s effectiveness was considered as part of the overall external evaluation of Board effectiveness carried out during the year by an independent external evaluator.

The review’s findings and suggested actions were considered by the Committee in November 2016. Further detail is contained in the Corporate Governance Review within this Annual Report.

In line with an assessment of the forward looking agenda and the Board programme, it has been agreed that the number of scheduled meetings of the Committee will be reduced to eight in 2017.

Priorities for 2017

As a period of continued uncertainty remains following the EU Referendum, we will closely monitor developments that impact our primary risk exposures relating to retail and commercial credit, interest rates, HPI, and the overall capital and liquidity position of Santander UK. We will continue to monitor our evolving operational risk exposures, including conduct, cyber security, and financial crime risk, which will be an area of focus as we oversee the ongoing implementation of the financial crime transformation programme. We will also consider proposed changes to pension risk appetite in light of the agreed triennial valuation with the pension trustees; as well as any amendments to the Risk Framework proposed in the next phase of Banking Reform.

Santander UK Group Holdings plc     151

Annual Report 2016

Governance

Board Audit Committee Chair’s report

Our responsibilities include oversight of the integrity of financial reporting and controls, the effectiveness of our internal audit function, the relationship with the external auditor and the adequacy of our whistleblowing arrangements

“A year of change of external auditor; an external review

of the internal audit function; PPI provisioning;

preparation for the implementation of IFRS 9; and

improved arrangements relating to whistleblowing.”

Chris Jones Board Audit Committee Chair 22 February 2017

Overview of the year

During 2016 the principal activities of the Committee included:

– Oversight of the transition to a new external auditor, PricewaterhouseCoopers LLP (PwC)

– Monitoring the provision of other professional services provided by the new external auditor, those provided by their predecessor, as well as those of our Ring-Fencing Independent Expert

– Overseeing the performance of the Internal Audit function, including the outcome of a triennial review of the function by the PRA

– Reinforcing accountability amongst management for addressing Internal Audit recommendations

– Assuming lead responsibility for objective setting and performance evaluation of the Head of Internal Audit

– Improving interaction between the Committee and the Banco Santander Audit Committee (the Audit Committee of our parent Company)

– Providing oversight on the effectiveness of financial reporting controls

– Assessing the appropriateness of key management judgements, including PPI provisioning, refinements to the pensions methodology and the assumptions underpinning the retail provisioning model, as well as preparation for the implementation of IFRS 9

– Overseeing the Company’s whistleblowing arrangements and further enhancements following implementation of new FCA whistleblowing rules

– Obtaining further comfort from management and Internal Audit on Risk-weighted assets (RWAs) in the light of the latest guidance from the Institute of Chartered Accountants in England and Wales (ICAEW).

We have also addressed the other responsibilities delegated to the Committee by the Board.

Membership

I welcome Annemarie Durbin who joined the Committee on 13 January 2016, and brings further extensive banking and corporate governance experience to the Committee.

At 31 December 2016, six out of seven members of the Committee were Independent Non-Executive Directors. In accordance with the Revised Statutory Audit Directive, the Board satisfied itself that at least one member of the Committee had competence in accounting and auditing, and the members of the Committee as a whole had competence in the banking sector, in which the Company is operating. In respect of the requirements of Rule 10A-3 under the US Securities Exchange Act, we met the necessary requirements of independence throughout the year.

For Committee membership, tenure and attendance see page 164 For the responsibilities of the Committee see page 143

152     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Significant financial reporting issues and judgements

The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. In 2016, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

    Conduct provisions

    The provision for conduct remediation activities for PPI and other retail products continues to be highly judgemental and requires significant assumptions including claim volumes, uphold rates and redress costs.

– Continued to scrutinise the level and adequacy of conduct remediation provisions and challenged the reasonableness of management’s assumptions throughout the year

– In respect of PPI, the Committee:

– Analysed the judgements and estimates in respect of the provision considering management’s assumptions in relation to changes in claim volumes, uphold rates and the average cost of redress

– Reviewed FOS referral rates and trends, provision utilisation, the latest complaints inflow forecasts, and how reasonable high and low end scenarios had been determined in order to assess the range of reasonable possible future costs

– Debated proposed additional provisions and whether the assumptions made and analysis performed by management was appropriate

– In August 2016, the FCA published a consultation paper that recommended a two-year time bar period on claims starting in June 2017, which is later than the proposal from November 2015, and profit share in relation to Plevin claims. We challenged management’s assumptions regarding the appropriateness of the provision in light of the delay in the introduction of the time bar. We also challenged management’s basis for providing at the year-end in advance of finalisation of the FCA’s consultation paper.

– In respect of Wealth & Investment, the Committee:

– Analysed the judgements and estimates in respect of the provision taking into account customer communications, acceptance of offers made and average redress paid

– Evaluated the progress of customer communication exercises, provision utilisation, and the latest complaints inflow forecasts in order to assess the range of reasonable possible future costs.

– Requested and received a report on the total amount the industry had paid out for PPI conduct remediation, to satisfy ourselves of the reasonableness of the provision compared to our peers.

– Agreed with management’s judgement on the level of conduct provisions, including for PPI and Wealth & Investment products, and the approach to conduct remediation disclosures.

– Endorsed management’s recommendation that additional charges of £144m should be made for PPI.

– We will continue to monitor closely any changes in customer or claims management companies’ behaviour in light of the proposed revised PPI time-bar and profit share in relation to Plevin claims.

– We will monitor the final outcome of the FCA’s consultation process.

  See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements

  For more, see Note 33 to the Consolidated Financial Statements

    Retail credit     provisions

    Determining the appropriateness of retail credit provisions, especially those relating to the mortgage portfolio, remains one of the most significant areas of management judgement.

– Reviewed detailed reports from management throughout the year analysing the proposed provisions. Our discussions included a focus on HPI growth and its potential impact on the mortgage provision models

– Considered reports on refinements to the assumptions underpinning the mortgage provision models and the impacts on the level of provisions required

– Noted that the level of retail credit provisions continued to fall during the year due to continued rises in house prices improving the value of our collateral and economic conditions further reducing our incurred losses

– Discussed the potential impact of the UK vote to leave the EU on the housing market in the months following the result of the EU referendum. We noted that any future movement in house prices would flow into the mortgage provision models once they were incurred and recognised the requirements of the current accounting standards in this regard.

– Agreed with management’s judgement on the level of retail credit provisions, concluding that provisions remain robust and assumptions made by management were appropriate

– We will continue to monitor closely retail credit provisions to assess any impact of changes in economic circumstances.

  See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements

  For more, see Note 15 to the Consolidated Financial Statements

Santander UK Group Holdings plc     153

Annual Report 2016

Governance

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

Corporate credit provisions Determining the appropriateness of corporate credit provisions is highly judgemental requiring management to make a number of assumptions.

– Reviewed detailed reports from management on credit provisions relating to corporate lending portfolios throughout the year to satisfy ourselves that any impairment triggers had been correctly identified

– Discussed exposures to the oil & gas, mining and healthcare sectors and satisfied ourselves that there had been no impairment triggers during the year that warranted any significant adjustment to provision levels.

– Agreed with management’s judgement on the level of corporate credit provisions, concluding that provisions remain robust and management’s assumptions were appropriate.

– We will continue to monitor closely corporate credit provisions to assess any impact of changes in economic circumstances.

  See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements

  For more, see Note 15 to the Consolidated Financial Statements

    Pension obligations

    Significant management judgement is required on financial and demographic assumptions such as mortality, discount rates, inflation rates and pension increases.

    Actuaries are engaged to help assess pension obligations because of the complex nature of the calculations, but outcomes remain inherently uncertain.

– Reviewed detailed reports throughout the year on the key assumptions underlying the calculation of the defined benefit pension obligations. We noted that the calculations continue to be prepared with the assistance of actuarial advisers and when assessing our pension obligations recognised that, although some of the assumptions were based on observable data, there remained others that require significant management judgement, such as mortality, discount rates, inflation rates and pension increases

– Analysed and debated the change in methodology during the year to derive:

– The discount rate assumption for IAS 19 purposes, to better reflect management’s estimate of long-dated credit risk implied in bond yields appropriate for the cash flow liabilities of the scheme

– The inflation rate assumption, moving to a scheme cash flow-derived inflation rate to bring consistency with the discount rate, and changing the inflation premium from a static measure to a variable measure based on the nominal level of implied inflation

– Noted that no changes were proposed in respect of mortality assumptions.

– Noted that the revised inputs and related models had been subject to our pensions governance framework

– Monitored the continued appropriateness of the methodology and reviewed the inflation, discount and mortality rates applied at the year-end.

– Sought and was provided with clarification on the rationale for, and regulatory capital impact of, the changes to the methodology to derive the discount and inflation rate assumptions.

– Agreed with management’s approach to the assumptions applied, including changes made to assumptions during the year.

– Endorsed the proposed quantitative and qualitative disclosures in respect of pension obligations, including disclosures around the methodology changes at the end of the year.

– Noted that, due to the significant impact that actuarial assumptions have on the pension assets and liabilities recognised on the balance sheet, and ongoing changes in demographic and financial factors, pensions will remain a key area of focus.

  See page 118 for case study on our pension assumptions review

  See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements

  For more, see Note 34 to the Consolidated Financial Statements

The Committee’s focus has been on areas of significant judgement, being those which pose the greatest risk of a material misstatement to the financial statements. In addition to the areas of significant judgement set out above, the Committee also considers other higher risk items. During 2016, these included the valuation of financial instruments (including fair value adjustments), hedge accounting, transactions with related parties and the identification and assessment of risks of material misstatement due to fraud or error. For financial instruments held at fair value, we noted the enhancement of the methodology for valuing uncollateralised derivative portfolios to include a funding fair value adjustment, in line with most UK peers; see Note 43 to the Consolidated Financial Statements. Regular reports have also been provided considering any material litigation cases and their progress.

154     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

External Auditors

Audit tender and new External Auditors

In 2015, Banco Santander took the decision to re-tender the global external audit and the Committee performed its own UK review of the three firms selected by Banco Santander, in support of this. Following the conclusion of the review and with a recommendation from the former chair of the Committee, Banco Santander confirmed that PwC would become global External Auditors for the accounting period from 1 January 2016. The Board recommended PwC’s appointment as the Company’s External Auditors, and this was approved at our 2016 AGM.

The independence of PwC was monitored and considered prior to their appointment as External Auditors, and this monitoring continued after their appointment and throughout 2016.

Oversight of the relationship with our External Auditors

As part of our review of our relationship with our External Auditors, PwC, our activities included:

–	Consideration of their work and opinion relating to management judgements, where there were no significant changes in view from that of their predecessors

–	Review of the summary of misstatements not corrected by management; the Committee was satisfied that they were not quantitatively or qualitatively material, both individually and in the aggregate

–	Discussion with the External Auditors regarding the level of disclosure in the Annual Report and Half Yearly Financial Report to satisfy ourselves that it is appropriate

–	Discussion regarding developments in financial reporting including changes to accounting standards, statute and best practice

–	A review of reports received from Deloitte, the previous External Auditors and PwC on weaknesses and recommendations on internal control and financial reporting matters identified during the course of their audits and their view of management’s progress in resolving them

–	Interactions, including meetings in private session during each Committee meeting, and at other times throughout the year.

Based on the above inputs, which were captured in a formalised assessment, we satisfied ourselves as to the rigour and quality of PwC’s audit process.

Non-audit fees

We have a policy on non-audit services which are provided by our External Auditors, which was updated in 2016 in the context of the Revised Ethical Standard issued by the FRC on auditor independence requirements resulting from the new European Audit Regulation and Directive.

Non-audit services were under continuous review throughout 2016 to determine whether they were permitted by reference to their nature, assessing potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees.

All individual assignments require advance approval, either by the Chair under delegated authority for amounts under £250,000 or, if larger, by the full Committee. This process is in addition to the requirement for all non-audit fees to be approved by the Banco Santander Audit Committee.

The principal area of non-audit fees performed by PwC, other than those related to comfort letters on debt issuance, was in relation to testing the close out of recommendations in respect of a controls review which they had started prior to being appointed our External Auditors. The costs during the year were £3.2m and we ensured that this met both the external and internal tests for maintaining their independence.

We also monitored:

–	The non-audit fees and independence of Deloitte LLP, and will continue to do so until they achieve independence, and

–	Other fees in respect of work performed by Ernst & Young, our appointed Independent Expert in the context of the Ring Fencing requirements of Banking Reform.

Internal control

The Board Risk Committee has overall responsibility for the effectiveness of the internal control systems. However, due to the nature of internal control matters, there is a natural overlap in responsibilities with those of this Committee. We recognise that a robust framework of internal control is essential for a complex and changing business environment. We have a comprehensive internal control framework in place, and, during the course of the year, we received and considered regular reports regarding the operation of and continued enhancement to this framework. This included reports from Internal Audit and the External Auditors and related actions being taken by management. During 2016, the regular reports from Compliance on matters such as key conduct and non-financial regulatory risks migrated to the Board Risk Committee in line with the responsibilities as codified by the Senior Managers Regime. Finance continues to provide updates to this Committee on internal controls over financial reporting.

Internal control over financial reporting

Section 404 of the Sarbanes-Oxley Act requires management to report on the design and effectiveness of its internal control over financial reporting. Following the adoption in December 2014 of a new framework in this regard (the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework), further enhancements have been made during the last two years to embed the framework.

We considered the financial control environment during the year. The Committee received regular reports on internal control over financial reporting, including key systems and provided feedback on remediation and overall improvements required to ensure that they were appropriately designed and operating effectively. This included a focus on management actions relating to IT user access controls.

We also reviewed actions taken by management with regard to any control deficiencies identified through the assessment of the effectiveness of internal control over financial reporting. We maintained close oversight of the migration of our internal controls records onto the new group Operational Risk Management system, details of which are set out on page 127 of the Operational Risk Review.

Santander UK Group Holdings plc     155

Annual Report 2016

Governance

Internal Audit

In 2016, the PRA completed their triennial review of the Internal Audit function which recognised the significant progress which has been made over the last three years; the outcome of the review was favourable. The two main recommendations of the PRA had previously been identified by the Committee, and the Internal Audit function was already in the process of addressing them; we have focused particularly on the enhancement of the quality assurance function within Internal Audit and reviewed the calibration of Internal Audit report ratings.

The Committee also keeps under review the conclusions and recommendations of an external benchmarking assessment against industry leading practice for Internal Audit, which was last carried out in 2015. The Committee considers that the changes made in 2015 as part of our continuous improvement programme, have been embedded during 2016 and have further strengthened the Internal Audit function. The Committee noted strong engagement between the Internal Audit function and the business during 2016. A further benchmarking review is planned for 2017.

The internal audit plan, based on a comprehensive risk assessment, was presented in draft and then final form for challenge and approval by the Committee. The plan has been updated at regular intervals throughout the year, in response to changes in the business and the regulatory environment, and at the request of the Committee.

We received regular reports from our Head of Internal Audit and monitored findings as part of our oversight. We considered the aggregate number of recommendations, the rationale for any recommendations becoming overdue, and broader root cause analyses. The Committee also requested that the Head of Internal Audit highlight recommendations becoming due. The Committee has chosen to invite key members of management with past due recommendations to present to it on progress with implementing Internal Audit’s recommendations, issues encountered with closing them, key milestones and key dependencies including those relating to Banco Santander.

The Committee received a report on internal audit coverage over RWAs which complemented the work already performed and reported on by the Line 2 function. These reports took into account the latest consultation document prepared by the ICAEW on this topic.

During the year, the Committee assumed responsibility for the review and approval of the objectives of the Head of Internal Audit and leads in the annual evaluation of his performance.

Whistleblowing

The Committee received quarterly reports on the Company’s whistleblowing activities. The reporting includes oversight of progress reports and outcomes, as well as root cause analysis and information on identifiable trends, hot spots and any observable risks. The reporting also covers developments in the regulatory environment and activities to promote and enhancements to the company’s whistleblowing arrangements.

The Committee considers that the Whistleblowing Policy and training, both enhanced during 2016 following implementation of new FCA rules, and the reporting framework, play a key role in supporting our culture and behaviours at all levels in the business. The Committee also sees the annual report on whistleblowing which the Board receives and considers.

During the year, I continued to act as the

Whistleblowing Champion. The purpose of this role is to oversee the independence and effectiveness of the policies and procedures in this area. The direct engagement of an independent Non-Executive Board Committee Chair in this oversight role underpins confidence in the integrity of our whistleblowing arrangements.

Disclosure in the Annual Report

We received regular reports from the Disclosure Committee, a senior executive committee chaired by the Chief Financial Officer. Its remit is to advise the Committee on the completeness and accuracy of disclosures made by Santander UK in its external reporting. This, together with other reports received during the year, and a review of best practice and the approach of our peers, enabled us to conclude that we were satisfied with the level of disclosure made in this 2016 Annual Report. Management also engaged the Board and Committee early on the approach to the report which enabled it to provide input into the overall tone and messaging in a timely manner.

The Disclosure Committee also reports on whether the Annual Report is fair, balanced, and understandable and whether it provides the information necessary for readers to assess Santander UK’s position and performance, business model and strategy. In this context, the Disclosure Committee considers and advises us whether:

–	Key messages remain consistent throughout the document, relating both to financial performance and progress against strategic objectives

–	All key judgements, significant risks and issues are reported and explained clearly and adequately

–	There is a clear framework to the document with good signposting and a complete picture of performance and events.

We have worked to further improve our external reporting to align more closely with other UK peers. We have also had due regard to best practice and our relationship with our ultimate parent company, and the requirements of our debt and capital investors.

In addition to the above review process, the Committee’s assessment of fair, balanced and understandable is underpinned by the understanding it gains through the reporting of management judgements, internal control matters, internal audit activities and the reports of the External Auditors made to the Committee throughout the year. The Committee’s assessment also considers the robustness and outcomes of the assurance, review and verification processes conducted by management and considers whether the key risks reflected those that were of a concern to the Committee and were consistent with those reported by management. Following our assessment we concluded that the 2016 Annual Report is fair, balanced and understandable.

156     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Financial Reporting Council (FRC) Annual Review of Corporate Reporting 2015/2016

In October 2016, the FRC issued a report entitled “Annual Review of Corporate Reporting 2015/2016” which sets out the FRC’s assessment of corporate reporting in the UK based on outreach and evidence from the FRC’s monitoring work and thematic reviews. The report outlines the characteristics of corporate reporting which the FRC believe make for a good annual report, beyond basic compliance with laws and accounting standards.

As part of our oversight of this area, we received and reviewed a report from management on its work in respect of the areas of interest to the FRC. We are satisfied that management has sought to adhere to the characteristics identified by the FRC in the preparation of this Annual Report to the extent appropriate to our ownership structure.

Alternative Performance Measures (APMs)

Guidelines on APMs issued by the European Securities and Markets Authority (ESMA) in 2015 took effect from 3 July 2016. These guidelines apply to relevant communications released on or after that date by issuers of securities on a regulated market and to preparers of prospectuses, and include this Annual Report but not the financial statements.

This Annual Report includes three financial measures which are not accounting measures within the scope of IFRS. Such non-IFRS measures are APMs and are defined as financial measures of historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that their presentation provides useful information to investors regarding the Santander UK group’s results of operations.

Reconciliation of the APMs used in this Annual Report to their nearest comparable IFRS measures are presented in ‘Selected financial data’ in the ‘Shareholder information’ section.

We are satisfied that management has clearly identified the APMs presented in this Annual Report and reconciled those measures to their nearest comparable IFRS measures in accordance with the ESMA guidelines.

Going Concern

We satisfied ourselves that it is appropriate to use the going concern basis of accounting in preparing the financial statements, supported by a detailed analysis provided to the Committee by senior finance management. As part of the assessment, we considered whether there are sufficient financial resources, including liquidity and capital, available to continue the operations of the Company. We considered the Company’s resilience in the face of stress, prominent events such as the UK’s decision to leave the EU and known future challenges. In making our assessment, we took into account all information of which we were aware about the future, which was at least, but not limited to, 12 months from the date that the balance sheet was signed.

Effectiveness

The Board has determined that I have the necessary qualifications and skills to qualify as a Board Audit Committee financial expert as defined in Item 16A of Form 20-F and by reference to the NYSE listing standards, based on my professional background as a senior audit partner at PwC. In my capacity as Committee Chair, consistent with the approach of my predecessor, I meet with key members of the management team and the External Auditor in advance of each Committee meeting. I ensure that the Committee meets with management, the Internal Auditors and the External Auditors in private session. I also attend meetings with the PRA, the FCA, the FRC and the BBA, both on an individual basis and together with the Chairs of audit committees of other major UK banks and financial institutions.

In accordance with good governance, the

Committee’s effectiveness was considered as part of the overall externally-facilitated evaluation of Board effectiveness carried out during the year by an independent external evaluator.

The review’s findings and suggested actions were considered by the Committee in December 2016. Further detail is contained in the Corporate Governance Review within this Annual Report.

In line with an assessment of the forward agenda and the Board programme, it has been agreed that the number of scheduled meetings of the Committee will be reduced to eight meetings in 2017.

Planned activities for 2017

The specific areas of focus for the Committee for 2017 will be to monitor and keep under review the progress on the implementation of IFRS 9, the level and adequacy of conduct remediation provisions, the approach to pensions assumptions, and the financial control and reporting implications of any change in the economy, as well as Banking Reform.

Santander UK Group Holdings plc     157

Annual Report 2016

Governance

Board Remuneration Committee Chair’s report

The Committee reviews remuneration policies and their implementation for the long-term success of Santander UK.

“Our remuneration structures are designed to incentivise

and reward long-term sustainable performance.”

Scott Wheway

Board Remuneration Committee Chair

22 February 2017

Overview of the year

This report is comprised of three sections:

– My report as Chair of the Committee

– The Remuneration report which summarises our remuneration policies

– The Remuneration implementation report, which shows how these policies have been applied during 2016.

During 2016, we focused on ensuring that our remuneration policy and outcomes are aligned with and support Santander UK’s strategic objectives, to drive the Company’s long-term success and promote sound and effective risk management.

In line with our aspiration to be Simple, Personal and Fair, the Committee focused on delivering a reward framework that is simple to understand, tailored to individual roles and is competitive to attract, retain and motivate employees of the highest calibre. We seek to drive performance to the highest standards, with a key focus on conduct and behaviours in line with our chosen objectives.

A significant proportion of our performance-related pay is deferred over the long-term and remains ‘at risk’. In response to regulatory requirements, we have further strengthened provisions which allow Santander UK to reduce or cancel variable pay awards for up to ten years after they are awarded.

ForBoard membership, tenure and attendance see page 164 Forthe responsibilities of the Committee see page 143

158     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Key activities in 2016

In 2016, we completed a comprehensive review of our executive remuneration offering in collaboration with our colleagues on the Banco Santander Remuneration Committee (the Remuneration Committee of our parent company) and finalised the design of a single variable pay plan to incentivise both sustainable annual and long-term performance and behaviour. Further details of the plan are set out in this report.

After engaging with our colleagues in Risk, we finalised the design and embedded a revised basis of assessment of current and future risks, linked to our Risk Appetite, prior to any award of variable remuneration.

We also undertook a full impact analysis of the European Banking Authority’s guidelines on sound remuneration policies under CRD IV, and completed a comparison against Banco Santander rules currently applicable to Santander UK.

Additionally, we provided feedback on the consultation on mandatory gender pay reporting.

Membership

I welcome Annemarie Durbin who joined us on 13 January 2016, and brings a wealth of relevant international banking experience to the Committee. Six of the seven members of the Committee are INEDs.

Effectiveness of the Committee

In accordance with good governance, the

Committee’s effectiveness was considered as part of the overall external evaluation of Board Effectiveness carried out during the year by an independent external evaluator.

The review’s findings and suggested actions were considered by the Committee in November 2016. Further detail is contained in the Corporate Governance Review within this Annual Report.

Following the review of Board Effectiveness and our continuous review of opportunities for improving effectiveness, changes have been made to the meeting schedule to optimise efficiency.

The Committee’s terms of reference are kept under regular review. Full terms of reference are available at www.santander.co.uk.

Priorities for 2017

At Santander UK, we are undergoing a period of further transformation as we implement our plan to achieve the strategic objectives we have set for the three years from 2016 to 2019. We will drive our digital agenda and manage our cost base, as well as prepare for the regulatory changes of Banking Reform. As we manage our performance, we will continue to focus on driving the right culture and behaviours as well as balancing the needs of our people, our customers, our communities and our shareholders. We will recognise the increasing competition for talent and the value our people bring to our business.

Santander UK Group Holdings plc     159

Annual Report 2016

Governance

Remuneration report and remuneration policies

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

Executive remuneration policies and principles

Our policies are designed with the long-term success of the business in mind, to deliver our business strategy and reinforce our values. We apply a consistent approach to the reward of all our employees which upholds our prudent approach to Risk Appetite which is set as part of a Santander UK-wide Risk Management Framework. No individual across Santander UK, including the CEO, are involved in decisions about their own remuneration.

Forward looking remuneration policies for Executive Directors

Our forward looking remuneration policies are outlined in the table below. In 2016 we replaced the annual and long-term incentive arrangements with a single variable pay plan. This plan rewards financial and non-financial performance over the year with additional long-term metrics applied to the deferred element. Previous awards under the long-term incentive plan will continue to apply in accordance with the plan rules. Our remuneration structures, which incorporate significant long-term deferral and use of Banco Santander SA shares align the interests of Banco Santander’s senior management with shareholders and encourage the building of a long-term shareholding in Banco Santander SA.

On recruitment

When appointing a new Executive Director, base salary will be positioned at an appropriate level, taking into consideration a range of factors including the individual’s previous remuneration, relevant experience, an assessment against relevant comparator groups and cost. Other elements of remuneration will be established in line with the Remuneration Policy set out in the Executive Directors’ remuneration structure table below. Relocation support and international mobility benefits may also be provided.

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

–  Access to the Company’s all-employee share schemes on the same terms as all UK employees.

Variable pay
	Purpose and link to strategy	Operation

Variable pay plan

–  To motivate Executive Directors to achieve and exceed annual financial and strategic targets within the Company’s Risk Appetite and in alignment with our values.

–  Deferral of part of the annual bonus is applied in accordance with the requirements of the Remuneration Code.

–  Awards are discretionary and determined by reference to performance against a scorecard of financial and strategic goals.

–  Awards may be made in cash and shares.

–  Share-based awards are subject to a minimum twelve month retention period following the relevant vesting date.

–  Malus and clawback provisions apply to all elements of variable pay.

–  A portion of the deferred element is subject to further performance testing based on a range of financial and capital metrics.

160     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Compensation may be provided to Executive Directors recruited externally for the forfeiture of any award on leaving their previous employer. The Committee retains discretion to make such compensation as it deems necessary and appropriate to secure the relevant Executive Director’s employment, and ensure any such payments align with the long-term interests of Santander UK and the prevailing regulatory framework including the new PRA rules on buy-outs which apply from 1 January 2017.

Service agreements

Terms and conditions of employment are set out in individual service agreements which include a notice period of six months from both the Executive Director and the Company. The agreements may be terminated immediately with payment of fixed pay in lieu of notice. In the event of termination for gross misconduct neither notice nor payment in lieu of notice is required and any deferred awards fall away.

Termination payments

The impact of an Executive Director leaving the Company on remuneration under various scenarios reflects the service agreements and the relevant scheme rules, and the Committee’s policy in this area.

The Committee will determine whether an Executive Director is a ‘good leaver’ should their employment end due to injury, ill-health, disability, redundancy, retirement, death, or any other reason at the Committee’s discretion.

Other than a payment in the event of redundancy for the CEO, there are no benefits upon termination of employment.

Risk and Performance adjustment

All variable remuneration is subject to adjustment for all current and future risks as well as, on an individual basis, malus and clawback provisions. Performance adjustments may include, but are not limited to:

–	Reducing a bonus outcome for the current year

–	Reducing the amount of any unvested deferred variable remuneration (including historic LTIP awards)

–	Requiring repayment on demand (on a net basis) of any cash and share awards received at any time during the seven year period after the date of award

–	Requiring a bonus which has been awarded (but not yet paid) to be forfeited.

We will continue to ensure that the requirements of the Remuneration Code are met for our employees. We will prevent vesting of all or part of the amount of deferred remuneration in any of the following circumstances:

–	Evidence of employee misbehaviour or material error

–	Material downturn in the performance of Santander UK or a relevant business unit’s performance

–	Santander UK or a relevant business unit suffers a material failure of risk management

–	Significant changes in the Banco Santander SA group’s or the Santander UK’s economic or regulatory capital base and the qualitative assessment of risks

–	A material restatement of Banco Santander’s or Santander UK’s financial statements (except when required due to modification of the accounting rules).

In such circumstances, the Committee will have full discretion to freeze an award during an ongoing investigation, to determine the amount of deferred remuneration that will not vest or to extinguish an award altogether.

In 2016, we updated the process for determining whether or not any remuneration adjustment should be applied to an individual’s remuneration to include the introduction of a matrix to consistently calibrate risk events.

Santander UK Group Holdings plc     161

Annual Report 2016

Governance

Remuneration implementation report

Introduction

This report outlines how our Remuneration Policy was implemented in 2016.

The composition and total remuneration received by each Executive Director who held office during the year is shown in the table below.

Variable pay plan

The 2016 variable pay plan for Executive Directors was determined under distinct criteria (explained further below):

–	A quantitative assessment measured at UK level using a balanced scorecard approach. This included metrics in relation to our customers, our colleagues and the communities in which we do business, plus risk, capital and profitability.

–	A qualitative assessment of performance which adjusted the balanced scorecard result by reference to a range of measures relating to our people, shareholders, customers and communities.

–	A group multiplier which can adjust the pool upwards or downwards to reflect overall group performance.

–	Exceptional adjustment applied (if required) at year-end to cover unexpected factors. This may also include adjustments not covered in the qualitative assessments, including major risk events.
–	Finally, an overall UK-focused risk adjustment linked to Santander UK’s Risk Appetite is applied. This provided both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay that could only result in downward risk adjustment of up to 100% of the bonus pool or individual awards.

Rewarding Executives appropriately

The Committee reviews pay and reward annually and takes account of the remuneration trends elsewhere, including the relationship between Executive Director remuneration and the remuneration of other Santander UK employees. The Committee is also responsible for overseeing the salary and variable pay awards for all material risk takers and approving the design of any material performance-related pay plans operated by Santander UK. As part of our monitoring of pay across the Company, the Committee regularly reviews:

–	Santander UK’s engagement with its recognised trade unions on matters relating to pay and benefits for all employees

–	Annual pay reviews for the general employee population

–	Santander UK group-wide benefit provisions

–	The design of, the monitoring of and the overall spend on annual incentive arrangements
–	Performance related pay plans to ensure they are deferred appropriately and remain ‘at risk’ over an appropriate period.

Stakeholder views

Santander UK consults with key stakeholders, including its main regulators, the PRA and the FCA. Employee opinion surveys are undertaken annually on employee engagement, and discussion on remuneration matters generally takes place with union representatives during the annual pay review cycle and on relevant employee reward matters.

Executive Directors’ remuneration (audited)
Total remuneration of each Executive Director for the years ended 31 December 2016 and 2015
Executive rewards	Nathan Bostock(1)		Stephen Jones(2) (3)			Steve Pateman	Total
	2016 £000	2015 £000	2016 £000	2015 £000	2016 £000	2015 £000	2016 £000	2015 £000
Salary	1,600	1,601	-	460	-	527	1,600	2,588
Taxable benefits (cash and non-cash)	46	37	-	1	-	1	46	39
Pension	560	560	-	161	-	181	560	902
Bonus (paid and deferred)	2,330	1,760	-	848	-	-	2,330	2,608
Total	4,536	3,958	-	1,470	-	709	4,536	6,137
LTIP realised	-	–	-	-	-	-	-	–
Total remuneration	4,536	3,958	-	1,470	-	709	4,536	6,137
LTIP granted	-	240	-	-	-	-	-	240

(1)	The salary figure for Nathan Bostock does not include £1,800,000 (2015: £1,800,000) relating to a buy-out of deferred performance-related programmes in respect of his previous employment.
(2)	Remuneration for Stephen Jones in 2016 does not include £354,138 relating to deferred bonus awards he received in 2012 to 2014 that did not lapse upon resignation from the Company in December 2015 and were paid to him in 2016 subject to regulatory rules on performance adjustment and certain criteria being met.
(3)	Remuneration for Stephen Jones does not include £nil (2015 £1,276,218) relating to a buy-out of deferred performance-related programmes in relation to his previous employment.

162     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

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

Relative importance of spend on pay

The table below sets out the amounts and percentage change in profit and total employee costs for 2016 and 2015.

Relative importance of spend on pay
	2016 £m	2015 £m	Change %
Profit before tax	1,914	1,342	42.5%
Total employee costs	1,125	1,118	0.6%

External consultants

In carrying out their responsibilities, the Committee seeks independent external advice as necessary. During 2016, the Committee sought advice and assistance from Kepler, a brand of Mercer LLC, on all remaining matters pertaining to 2015 and Deloitte on all matters pertaining to 2016. Fees (exclusive of VAT) for services provided during the financial year did not exceed £237,000 for Deloitte and £68,000 for Kepler.

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

The fee policy is reviewed annually. No changes were made during 2016. The 2016 fee structure is shown in the table below.

All Non-Executive Directors and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair where twelve months’ written notice is required. Neither the Chair nor the Non-Executive Directors have the right to compensation on the early termination of their appointment beyond payment in lieu of notice at the option of the Company. In addition, neither the Chair nor the Non-Executive Directors are eligible for pension scheme membership, bonus or incentive arrangements.

Highest paid senior executives

The remuneration of the eight highest paid senior executives for the year ended 31 December 2016 is detailed below. Senior executive officers are defined as members of the Executive Committee (excluding Executive Directors).

Individuals	1 £000	2 £000	3 £000	4 £000	5 £000	6 £000	7 £000	8 £000
Fixed remuneration (including any non – cash and taxable benefits)	1,354	387	722	716	738	609	506	645
Buy – out award(1)	–	635	–	–	–	–	215	–
Variable remuneration (cash – paid)	424	172	270	187	155	173	125	133
Variable remuneration (cash – deferred)	636	258	405	280	233	260	188	200
2016 remuneration	2,414	1,452	1,397	1,183	1,126	1,042	1,034	978

LTIP	–	–	–	–	–	–	–	–
(1) Buy – out of deferred performance related payments in connection with previous employment.
Chair and Board Committee member fees				Board £000	Board Risk Committee £000	Board Audit Committee £000	Board Remuneration Committee £000	Board Nomination Committee £000
Chair (inclusive of membership fee)				650	60	60	60	–
Senior Independent Director				30	–	–	–	–
Member				90	25	25	25	–

Santander UK Group Holdings plc     163

Annual Report 2016

Governance

Board and Committee

membership, tenure, attendance, and remuneration

	Board							Board Risk Committee

Name	Age	Appointed (Resigned)	Tenure to year-end	Meetings eligible to attend	Meetings attended	Unscheduled meetings eligible to attend	Unscheduled meetings attended	Membership tenure	Meetings (9) eligible to attend	Meetings (9) attended
Chair
Shriti Vadera(1)	54	01.01.15	2y	10	10	6	6
Independent Non-Executive Directors
Scott Wheway(2)	50	01.10.13	3y 3m	10	10	6	5	∎ 3y	12	12
Ed Giera	54	19.08.15	1y 4m	10	10	6	6	∎ 1y 2m ∎ 1y 4m	13	13

Chris Jones(3)	60	30.03.15	1y 9m	10	10	6	6	∎ 1y 9m	13	13
Alain Dromer	62	01.10.13	3y 3m	10	10	6	6	∎ 1y 1m	12	12
Annemarie Durbin	53	13.01.16	11m	10	10	6	5	∎ 11m	12	12
Genevieve Shore	47	18.05.15	1y 7m	10	8	6	5	∎ 1y 4m	12	10
Banco Santander nominated Non-Executive Directors
Ana Botín	56	01.12.10	6y 1m	10	10	6	2
Bruce Carnegie-Brown	57	01.10.12	4y 3m	10	10	6	5	∎ 4y 3m	12	12
Juan Rodríguez Inciarte(4)	64	01.12.04	12y 1m	10	10	6	5	∎ 1y 4m	13	12
Peter Jackson	41	01.04.16	9m	7	7	5	5
Manuel Soto	76	01.11.13	3y 2m	10	10	6	6
José María Fuster	58	01.12.04	11y 4m	3	3	–	–
		(01.04.16)
Executive Directors
Nathan Bostock	56	19.08.14	2y 4m	10	10	6	6
Total
(1)	Appointed Chair on 30 March 2015.
(2)	Senior Independent Director since 18 May 2015.
(3)	Deemed financial expert.
(4)	Deputy Chair.
(5)	Non-Executive Directors are reimbursed for any expenses incurred in performing their role and any related tax cost on such reimbursement.
(6)	In addition to the above fees, Shriti Vadera was entitled to taxable benefits as follows: private medical cover of £588 (2015: £413) and transportation of £29,149 (2015: £21,544).
(7)	Expenses for Chris Jones includes reimbursement of expenses and related tax costs incurred to preserve the independence of the external auditors upon their appointment arising from a previous relationship.
(8)	Information presented for Santander UK plc.
(9)	Includes ad hoc meetings.

164     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Board Audit Committee			Board Remuneration Committee			Board Nomination Committee			Total Non-Executive fees (audited) (5-8)

Membership tenure	Meetings (9) eligible to attend	Meetings (9) attended	Membership tenure	Meetings (9) eligible to attend	Meetings (9) attended	Membership tenure	Meetings (9) eligible to attend	Meetings (9) attended	Fees	Expenses	2016 Total £000	2015 Total £000

						∎ 2y	5	5	650	-	650	650

∎ 1y 4m	13	11	∎ 1y 4m	11	11	∎ 3y	5	5	230	14	244	189
			∎ 3y
∎ 1y 4m	13	13	∎ 1y 4m	11	11	∎ 1y 4m	5	5	200	-	200	69
∎ 1y 6m	13	13	∎ 1y 4m	11	11	∎ 1y 7m	5	5	200	30	230	137
∎ 1y 9m
∎ 3y	10	10	∎ 3y	11	11				165	19	184	150
∎ 11m	10	10	∎ 11m	11	11				165	-	165	–
∎ 1y 4m	10	8	∎ 1y 4m	11	9				165	1	166	81

						∎ 1y 5m	5	4	-	-	-	–
			∎ 4y 3m	11	11	∎ 3y 9m	5	5	-	-	-	36
									115	33	148	–
									-	-	-	–
∎ 3y	10	10							115	22	137	115
									-	-	-	29

									-	-	-	–
									2,005	119	2,124	2,107

Directors at 31 December 2016

or appointed post year-end

∎                 Chair of Committee (y = years, m = months)

∎                 Committee Member (y = years, m = months)

Santander UK Group Holdings plc     165

Annual Report 2016

Governance

Directors’ report

Introduction

The Directors have pleasure in submitting their report together with the financial statements for the year ended 31 December 2016. The information in the Directors’ Report is unaudited, except where marked.

History and corporate structure

Santander UK Group Holdings plc (incorporated on 23 September 2013) is a subsidiary of Banco Santander SA, a Spanish retail and commercial bank with a meaningful market share in ten core countries in Europe and the Americas. Santander UK was formed from the acquisition of three former building societies Abbey National, Alliance & Leicester, and Bradford & Bingley and has been operating under a single brand since 2010. The ordinary shares of the Company are not traded. A list of the subsidiaries of the Company, where they are incorporated, their registered office and details of branches is provided in the Shareholder information section of the Consolidated Financial Statements. Note 36 provides details of the Company’s share capital.

Structural relationship of Santander

UK with Banco Santander

– the ‘subsidiary model’

Banco Santander operates a ‘subsidiary model’. This involves autonomous units, such as Santander UK, operating in core markets, with each unit being responsible for its own liquidity, funding and capital management on an ongoing basis. The model is designed to minimise the risk to Banco Santander, and all its units, from problems arising elsewhere in Banco Santander. The subsidiary model means that Banco Santander SA has no obligation to provide any liquidity, funding or capital assistance, to any of these units, although it enables Banco Santander SA to take advantage selectively of opportunities.

Under the subsidiary model, Santander UK Group Holdings plc generates funding and liquidity through dividends remitted from Santander UK plc, as well as its own debt programmes and facilities. Santander UK Group Holdings plc does this by relying on the strength of its own balance sheet and profitability. It does not rely on any guarantees from Banco Santander SA, any subsidiaries of the Banco Santander group outside the Santander UK group, or any of its own subsidiaries.

Related party transactions with companies in the Banco Santander group are managed on an arm’s length commercial basis. Transactions which are not in the ordinary course of business must be approved in advance by the Santander UK Board.

The subsidiary model gives Santander UK considerable financial flexibility, yet enables it to continue to take advantage of significant synergies and strengths that come from being part of the global Banco Santander group, in brand, products, systems, platforms, development capacity and management capability. In the subsidiary model, Banco Santander facilitates the sharing of best practice and provides common technology, operations and support services to all of its subsidiaries via independent operating entities, themselves established by Banco Santander SA so as to be able to continue operating as viable standalone businesses.

Whilst the Company is a subsidiary of Banco Santander SA, the Company’s corporate governance model ensures that the Board and Executive make their own decisions on funding, capital and liquidity having regard to what is appropriate for Santander UK’s business and strategy.

UK Group Framework

Santander UK operates a UK Group Framework of corporate governance which defines our responsibilities and relationship with Banco Santander SA, our sole shareholder. This provides Banco Santander with the oversight and controls they need whilst discharging our responsibilities in the UK. The UK Group Framework sets out, amongst other elements:

–	The principle that at least 50% of the Board should be INEDs and the other 50% either Executive Directors or Banco Santander nominated Non-Executive Directors

–	The definition of independence, in recognition of our ownership, is a Director who has no current or recent relationship with Banco Santander and Santander UK, other than through the UK Board role. Under this definition the Chair is considered independent

–	The manner in which the Chair, Chief Executive Officer, other Executive Directors, INEDs, and Banco Santander nominated Non-Executive Directors will be appointed

–	The iterative process by which strategy and annual budgets will be approved by Banco Santander and the Santander UK Board

–	How remuneration of key executives will be determined.

166     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

For aggregate Directors’ remuneration, see Note 41 to the Consolidated Financial Statements

For highest paid Director details, see Note 41 to the Consolidated Financial Statements

For Executive remuneration, see pages 160 to 165

For Non-Executive remuneration, see pages 163 to 165

For pension scheme details, see Note 34 to the Consolidated Financial Statements

For related party transactions, see Note 42 to the Consolidated Financial Statements

For our Risk review, see pages 29 to 133

Result and dividends

The consolidated profit after tax for the year was £1,317m (2015: £962m). The Directors do not recommend the payment of a final dividend for 2016 (2015: £nil). Two interim dividends were declared on the Company’s ordinary shares in issue during the year. The first dividend of £317m was declared on 30 June 2016 and paid on 30 September 2016, the second dividend of £276m was declared on 22 December 2016 and will be paid in March 2017.

Details of Santander UK’s activities and business performance during 2016, together with an indication of future outlook, are set out in the Strategic report on pages 1 to 28 and the Financial review on pages 172 to 199.

Events after the balance sheet date

There have been no material post balance sheet events.

Directors

The names and biographical details of the current Directors are shown on pages 135 to 139. Particulars of their emoluments and interests in shares can be found in the Directors’ Remuneration implementation report on pages 162 to 165. Changes to the composition of the Board can be found on pages 164 to 165, with further details in the Chair’s report on Corporate Governance, on pages 140 to 143, and each of the Committee Chair’s reports on pages 144, 146, 152, and 158.

Appointment and retirement of Directors

All Directors are appointed and retired in accordance with the Company’s Articles of Association, the UK Companies Act 2006 and the UK Group Framework.

The Company does not require the Directors to offer themselves for re-election every year, or that new Directors appointed by the Board offer themselves for election at the next Annual General Meeting. The appointment of Peter Jackson was proposed by Banco Santander.

Directors’ indemnities

In addition to Directors’ and Officers’ liability insurance cover in place throughout 2016, individual deeds of indemnity were also in place to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Directors’ period of office from the date of appointment. The Directors of the Company, including former Directors who resigned during the year, benefit from these deeds of indemnity. They constitute qualifying third party indemnity provisions for the purposes of the Companies Act 2006.

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

Employees

We continue to ensure that our remuneration policies are consistent with our strategic objectives and are designed with the long-term success of the Company in mind. In doing so we aim to attract and retain the most talented and committed people with first class development schemes and a customer-focused culture that empowers people, values individuality and encourages collaboration. A highly motivated and engaged workforce provides the best service for our customers.

Communication

Santander UK wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications with daily updates on what is happening across Santander. The ‘We are Santander’ website connects staff to all the information they need about working for Santander UK. Santander UK also uses face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and to keep them up to date on financial, economic and other factors which affect Santander UK’s performance. Santander UK considers employees’ opinions and asks for their views on a range of issues through regular Company-wide surveys.

Consultation

Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (CWU). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals and change initiatives within the business at both national and local levels.

Santander UK Group Holdings plc     167

Annual Report 2016

Governance

Employee share ownership

Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP), the latter of which allows employees to purchase Banco Santander SA shares from gross salary. Eligible senior management can participate in a Banco Santander long-term incentive plan. See Note 40 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

Disability

Santander UK is committed to equality of access and quality of service for disabled people and embraces the spirit of the UK Equality Act 2010 throughout its business operations.

Santander UK has processes in place to help train, develop, retain and promote employees with disabilities. It is committed to giving full and fair consideration to applications for employment made by disabled people, having particular regard to their particular aptitudes and abilities, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustment within the workplace.

CO2 emissions

This year CO2 emissions, measured in CO2 equivalent tonnes, have decreased by 22% year on year to 12,468 tonnes. CO2 from fuel has decreased by 11% to 5,817 tonnes in 2016, CO2 from business travel has decreased by 31% to 6,650 tonnes in 2016 and output per employee tonne has reduced by 27% to 0.52 tonnes in 2016.

Code of Ethical Conduct

Santander UK is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are further reflected in Santander UK’s Code of Ethical Conduct as updated in December 2015. This sets out the standards expected of all employees, and supports The Santander Way and Santander UK’s commitment to being Simple, Personal and Fair. Under their terms and conditions of employment, staff are required to act at all times with the highest standards of business conduct in order to protect Santander UK’s reputation and ensure a Company culture which is free from any risk of corruption, compromise or conflicts of interest. Staff are also required to comply with all Company policies.

These require employees to:

–  Abide by all relevant laws and regulations

–  Act with integrity in all their business actions on behalf of Santander UK

–  Not use their authority or office for personal gain

–  Conduct business relationships in a transparent manner

–  Reject all improper practices or dealings to which they may be exposed.

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

Santander UK provides a copy of these documents to anyone, free of charge, on application to Santander UK Group Holdings plc, 2 Triton Square, Regent’s Place, London NW1 3AN.

Political contributions

In 2016 and 2015, no contributions were made for political purposes and no political expenditure was incurred.

Share capital

Details about the structure of the Company’s capital, including the rights and obligations attaching to each class of share in the Company, can be found in Note 36 to the Consolidated Financial Statements.

Details of employee share schemes and how rights are exercisable can be found in Note 40 to the Consolidated Financial Statements.

The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association as determined by the Companies Act 2006.

Subsidiaries and branches

The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated in the United Kingdom and a number of directly and indirectly held subsidiaries and associates. Santander UK directly or indirectly holds 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc, a subsidiary of Santander UK plc, also has a branch office in the United States and the Cayman Islands. Santander UK plc has branches in the Isle of Man and in Jersey. For further information see Note 21 to the Consolidated Financial Statements and ‘Subsidiaries, joint ventures and associates’ in the Shareholder information section of this Annual Report.

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

168     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Supervision and regulation

Some of Santander UK’s subsidiaries and associates are authorised by the PRA or the FCA and regulated by the FCA and/or the PRA.

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

We have carried out a robust assessment of the principal risks facing the Company (as set out in ‘How we define risk’ on page 34 of the Risk review) including those that would threaten its business model, future performance, solvency or liquidity.

For further details, see the Risk review on pages 30 to 32.

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

Santander UK’s internal control over financial reporting includes:

–  Policies and procedures that relate to the maintenance of records that fairly and accurately reflect the transactions and dispositions of assets

–  Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management

–  Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, and use of disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or because the degree of compliance with policies or procedures may deteriorate.

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2016 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May 2013 (the 2013 Framework).

Based on this assessment, management concluded, at 31 December 2016, that Santander UK’s internal control over financial reporting was effective.

Disclosure controls and procedures over financial reporting

Santander UK has evaluated, with the participation of its CEO and CFO, the effectiveness of Santander UK’s disclosure controls at 31 December 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon Santander UK’s evaluation, the CEO and the CFO have concluded that, at 31 December 2016, Santander UK’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that it files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Going concern

The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. Santander UK’s business activities and financial position, together with the factors likely to affect its future development and performance, are set out in the Financial review on pages 172 to 199. Santander UK’s objectives, policies and processes for managing the financial risks to which it is exposed, including capital, funding and liquidity, are described in the Risk review.

In assessing going concern, the Directors take account of all information of which they are aware about the future, which is at least, but is not limited to, 12 months from the date that the balance sheet is signed.

In making their going concern assessment, the information considered by the Directors includes Santander UK’s forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities, and possible economic, market and product developments, taking account of reasonably possible changes in trading performance. For capital, funding and liquidity purposes, Santander UK operates on a standalone basis and is subject to regular and rigorous monitoring by external parties. The Directors review the outputs of stress testing as part of the approval processes for the ICAAP, the ILAAP, our Risk Appetite and regulatory stress tests. We exceeded the Bank of England’s 2016 stress test threshold requirement.

The Directors consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Santander UK Group Holdings plc     169

Annual Report 2016

Governance

Statement of Compliance

The UK Corporate Governance Code

The Board confirms that, for the year ended 31 December 2016, Santander UK has applied those principles and provisions of the UK Corporate Governance Code 2014, as appropriate, given its ownership structure.

BBA Code for Financial Reporting Disclosure

Santander UK’s financial statements for the year ended 31 December 2016 have been prepared in compliance with the principles of the BBA Code for Financial Reporting Disclosure.

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

Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Disclosure of information to Auditors

Each of the Directors at the date of approval of this report confirms that:

–	So far as the Director is aware, there is no relevant audit information of which Santander UK’s auditor is unaware

–	The Director has taken all steps that they ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that Santander UK’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.

Auditor

PricewaterhouseCoopers LLP have expressed their willingness to continue in office as auditor and a resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting.

By Order of the Board

Marc Boston

Company Secretary

22 February 2017

2 Triton Square, Regent’s Place,

London NW1 3AN

170     Santander UK Group Holdings plc

	Corporate	Directors’
	Governance	Remuneration
Directors	Report	Report	Directors’ Report

Page intentionally left blank

Santander UK Group Holdings plc     171

Annual Report 2016

Financial review

Financial review

173	Income statement review

173	Summarised Consolidated Income Statement

175	Profit before tax by segment

176	- Retail Banking

179	- Commercial Banking

182	- Global Corporate Banking

184	- Corporate Centre

186	Balance sheet review

186	Summarised Consolidated Balance Sheet

188	Reconciliation to classifications in the Consolidated Balance Sheet

189	Securities

190	Loans and advances to banks

191	Loans and advances to customers

192	Derivative assets and liabilities

193	Tangible fixed assets

193	Retirement benefit plans

193	Deposits by banks

194	Deposits by customers

195	Short-term borrowings

196	Debt securities in issue

196	Contractual obligations

196	Off-balance sheet arrangements

197	Interest rate sensitivity

198	Average balance sheet

199	Cash flows

172 Santander UK Group Holdings plc

Income Statement	Balance sheet	Cash
review	review	flows

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	2016 £m	2015 £m	2014 £m
Net interest income	3,582	3,575	3,434
Non-interest income(1)	1,213	998	1,036
Total operating income	4,795	4,573	4,470
Operating expenses before impairment losses, provisions and charges	(2,417)	(2,403)	(2,397)
Impairment losses on loans and advances	(67)	(66)	(258)
Provisions for other liabilities and charges	(397)	(762)	(416)
Total operating impairment losses, provisions and charges	(464)	(828)	(674)
Profit before tax	1,914	1,342	1,399
Tax on profit	(597)	(380)	(289)
Profit after tax for the year	1,317	962	1,110

Attributable to:
Equity holders of the parent	1,272	914	1,070
Non-controlling interests	45	48	40

(1) Comprised of Net fee and commission income and Net trading and other income.

2016 compared to 2015

Profit before tax was up 43% at £1,914m, with solid income growth, strong cost discipline and lower conduct costs. Adjusting for specific gains and charges, profit before tax of £2,031m(2)(3) (2015: £1,792m(2)(3)) was up 13%. By income statement line, the movements were:

-	Net interest income was up £7m, driven by strong retail liability margin improvement in Q4 2016 and increased lending that offset continued SVR attrition and asset margin pressure. NIM was 1.48% and Banking NIM was 1.79%(3) for the year, compared to 1.53% and 1.83%(3) in 2015, respectively.

-	Non-interest income at £1,213m, up 22%, benefited from a £119m gain on the sale of our Visa Europe Limited shareholding in Q2 2016 and higher 1I2I3 Current Account fees. Adjusting for this gain, non-interest income was up 10%(2)(3).

-	Operating expenses before impairment losses, provisions and charges were broadly flat at £2,417m, with operational efficiency absorbing investment in business growth, regulatory costs, and the ongoing enhancements to our digital channels. Adjusting for £122m Banking Reform costs including intangible asset write-downs for the year, operating expenses were down 4%(2)(3) . Intangible asset write-downs primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure.

-	Impairment losses on loans and advances were broadly flat at £67m, with a single loan in Global Corporate Banking that moved to non-performance in Q2 2016 offset by lower write-offs and charges. Overall, all loan portfolios continued to perform well.

-	Provisions for other liabilities and charges decreased 48%, mainly due to lower PPI, including Plevin, provision charges. Adjusting for the charges of £114m in 2016 and £450m in 2015, provisions for other liabilities and charges were down 9%(2)(3).

We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a specific portfolio under a past business review. With the FCA consultation expected to close in the first quarter of 2017, we have assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published, and it is possible further PPI-related provisions will be required in future years.

Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published.

Tax on profit increased 57% to £597m with the effective tax rate up from 28% to 31%. These increases are primarily driven by the 8% bank corporation tax surcharge and higher profits, partially offset by the tax impact of lower conduct provision charges in 2016.

(2)	A number of specific gains, expenses and charges impacted the financial results for 2016 and 2015, with an aggregate impact on profit before tax of £117m and £450m, in 2016 and 2015, respectively.
See	‘Alternative Performance Measures’ in the Shareholder information section of this Annual Report for reconciliations to the nearest IFRS measure.
(3)	Non-IFRS measure. See page 306.

Santander UK Group Holdings plc 173

Annual Report 2016

Financial review

2015 compared to 2014

Profit before tax decreased by £57m to £1,342m in 2015 (2014: £1,399m). Adjusting for specific gains and charges, profit before tax of £1,792m(2)(3) (2014: £1,494m(2)(3)) was up 20%. By income statement line, the movements were:

-	Net interest income increased by £141m or 4% to £3,575m in 2015 (2014: £3,434m). This was driven by liability margin improvement and increased retail and corporate lending. Banking NIM remained broadly flat at 1.83%(3).

-	Non-interest income decreased by £38m or 4% to £998m in 2015 (2014: £1,036m), with a reduction in Retail Banking net banking fees. This was partially offset by higher international payment income, banking and lending fees in Commercial Banking, and revenues from derivative and cash sales activities in Global Corporate Banking.

-	Operating expenses before impairment losses, provisions and charges increased by £6m to £2,403m in 2015 (2014: £2,397m), as we continue to absorb investment in business growth, regulatory compliance and project costs (including Banking Reform), and the continued enhancements to our digital channels.

-	Impairment losses on loans and advances decreased by £192m to £66m in 2015 (2014: £258m) with retail and corporate loans performing well in a supportive economic environment. Retail Banking benefited from a £125m release in mortgage provisions as a result of the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges. Commercial Banking, Global Corporate Banking and Corporate Centre continued to perform well and also benefited from supportive market conditions, with releases of £65m arising from loan disposals and restructuring.

-	Provisions for other liabilities and charges increased by £346m or 83% to £762m in 2015 (2014: £416m), predominantly due to PPI provision charges of £450m and £95m, for 2015 and 2014, respectively. Adjusting for the charges of £450m in 2015 and £95m in 2014, provisions for other liabilities and charges were down 3%(2). Other provisions include costs for non-PPI related conduct remediation and other operational loss provisions, restructuring charges and vacant property costs.

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

The taxation charge increased by 31% to £380m (2014: £289m), primarily due to higher operating income and the disallowance of certain conduct provisions for tax purposes in 2015. This was partially offset by the reduction in the main corporation tax rate in 2015. The effective tax rate for 2015, based on profit before tax was 28.3% (2014: 20.7%).

(2)	A number of specific gains, expenses and charges impacted the financial results for 2015 and 2014, with an aggregate impact on profit before tax of £450m and £95m, in 2015 and 2014, respectively.

    See ‘Alternative Performance Measures’ in the Shareholder information section of this Annual Report for reconciliations to the nearest IFRS measure.

(3)	Non-IFRS measure. See page 306.

174 Santander UK Group Holdings plc

Income Statement	Balance sheet	Cash
review	review	flows

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

PROFIT BEFORE TAX BY SEGMENT

2016	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,153	405	81	(57)	3,582
Non-interest income(1)	580	84	320	229	1,213
Total operating income	3,733	489	401	172	4,795
Operating expenses before impairment losses, provisions and charges	(1,800)	(215)	(280)	(122)	(2,417)
Impairment (losses)/releases on loans and advances	(20)	(29)	(21)	3	(67)
Provisions for other liabilities and charges	(338)	(26)	(12)	(21)	(397)
Total operating impairment losses, provisions and charges	(358)	(55)	(33)	(18)	(464)
Profit before tax	1,575	219	88	32	1,914

2015
Net interest income	3,077	368	72	58	3,575
Non-interest income(1)	536	94	307	61	998
Total operating income	3,613	462	379	119	4,573
Operating expenses before impairment losses, provisions and charges	(1,898)	(217)	(287)	(1)	(2,403)
Impairment (losses)/releases on loans and advances	(90)	(25)	13	36	(66)
Provisions for other liabilities and (charges)/releases	(728)	(23)	(14)	3	(762)
Total operating impairment (losses)/releases, provisions and (charges)/releases	(818)	(48)	(1)	39	(828)
Profit before tax	897	197	91	157	1,342

2014
Net interest income	3,041	279	75	39	3,434
Non-interest income(1)	569	80	300	87	1,036
Total operating income	3,610	359	375	126	4,470
Operating expenses before impairment losses, provisions and charges	(1,850)	(200)	(260)	(87)	(2,397)
Impairment (losses)/releases on loans and advances	(203)	(76)	4	17	(258)
Provisions for other liabilities and charges	(398)	(9)	(9)	-	(416)
Total operating impairment (losses)/releases, provisions and charges	(601)	(85)	(5)	17	(674)
Profit before tax	1,159	74	110	56	1,399

(1) Comprised of Net fee and commission income and Net trading and other income.

Santander UK Group Holdings plc 175

Annual Report 2016

Financial review

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also serves business customers with an annual turnover of up to £6.5m via business banking as well as Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards and personal loans as well as insurance policies.

Summarised income statement

	2016 £m	2015 £m	2014 £m
Net interest income	3,153	3,077	3,041
Non-interest income	580	536	569
Total operating income	3,733	3,613	3,610
Operating expenses before impairment losses, provisions and charges	(1,800)	(1,898)	(1,850)
Impairment losses on loans and advances	(20)	(90)	(203)
Provisions for other liabilities and charges	(338)	(728)	(398)
Total operating impairment losses, provisions and charges	(358)	(818)	(601)
Profit before tax	1,575	897	1,159

2016 compared to 2015

Profit before tax increased by £678m to £1,575m in 2016 (2015: £897m). By income statement line, the movements were:

-	Net interest income increased 2%, with higher asset volumes and liability margin improvement offsetting continued SVR mortgage attrition and pressure on new lending margins.

-	Non-interest income increased 8%, with higher 1I2I3 Current Account fees, partially offset by reduced investment fees and lower credit card interchange income.

-	Operating expenses before impairment losses, provisions and charges were down 5% with operational efficiencies, partially offset by continued investment in business growth and digital enhancements.

-	Impairment losses on loans and advances decreased 78%, with lower mortgage impairment releases and write-offs. Mortgage releases of £120m (2015: £125m) were driven by the continued rise in house prices and improving quality of the portfolio, as well as an update to our model.

-	Provisions for other liabilities and charges decreased 54%, mainly due to lower conduct costs and FSCS charge in 2016.

We made an additional £144m provision charge in the year, which included our best estimate of Plevin-related claim costs and a £30m charge for a specific portfolio under a past business review. With the FCA consultation expected to close in the first quarter of 2017, we have assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published, and it is possible further PPI-related provisions will be required in future years.

Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published.

2015 compared to 2014

Profit before tax decreased by £262m to £897m in 2015 (2014: £1,159m). By income statement line, the movements were:

-	Net interest income increased by £36m to £3,077m in 2015 (2014: £3,041m) driven by management focus on reducing the cost of retail liabilities, the commencement of the PSA cooperation and increased lending. These increases were partially offset by reduced mortgage stock margins and new lending margin pressures.

-	Non-interest income decreased by £33m to £536m in 2015 (2014: £569m). The decrease reflected lower net banking fee income through overdraft fees.

-	Operating expenses before impairment losses, provisions and charges increased by £48m to £1,898m in 2015 (2014: £1,850m). The increase was driven by continued investment in the growth of the business, digital enhancements and regulatory compliance costs and increased consumer finance costs due to the commencement of the PSA cooperation, partially offset by strong cost management discipline and network efficiencies.

-	Impairment losses on loans and advances decreased by £113m to £90m in 2015 (2014: £203m). This was largely due to a release of £125m in mortgages driven by the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges.

-	Provisions for other liabilities and charges increased by £330m to £728m in 2015 (2014: £398m). This was predominately due to an additional provision of £450m (2014: £95m) taken in 2015 relating to PPI. When assessing the adequacy of our provision, we have applied the November 2015 FCA consultation paper including the Plevin case to our current assumptions. The additional £450m provision represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period.

176 Santander UK Group Holdings plc

Income Statement	Balance sheet	Cash
review	review	flows

-	Monthly utilisation, excluding pro-active customer contact, during 2015 was £10m per month (including related costs), against an average of £9m in 2014. While we saw a reduction in PPI redress in the first half of the year, we have seen an increase in the third quarter aligning with industry trends, with the fourth quarter remaining flat.

Other conduct provisions included £43m of additional provisions taken in the third quarter of 2015 relating to wealth and investment products. The additional provisions were taken following the agreement of the revised approach to redressing portfolio and structured investment customers with the FCA.

Regulatory costs relating to the FSCS of £76m (2014: £91m) and the UK Bank Levy of £66m (2014: £50m) were charged in the year. See Note 33 to the Consolidated Financial Statements.

Balances

	2016 £bn	2015 £bn	2014 £bn
Total assets	175.7	174.1	165.9
Customer loans	168.6	167.0	161.0
- of which mortgages	154.3	152.8	150.1
- of which business banking	2.3	2.3	2.6
- of which consumer finance	6.8	6.3	3.3
- of which other unsecured lending	5.2	5.6	5.0
Risk-weighted assets (RWAs)	43.6	44.3	40.1
Customer deposits	148.1	140.3	132.9
- of which savings	64.7	70.3	73.8
- of which current accounts	64.8	53.2	41.1
- of which business banking accounts	10.0	8.9	8.6
- of which other retail products	8.6	7.9	9.4

2016 compared to 2015

-	Total assets increased to £175.7bn at 31 December 2016 (2015: £174.1bn).

-	Mortgage net lending was £1.5bn, compared to £2.7bn in 2015. Strong net inflows in Q116 and Q416 were driven by Buy-to-let (BTL) lending and lower redemptions, respectively. These flows were partially offset by management pricing actions that impacted new mortgage approvals as we continue to focus on customer service. Mortgage retention was c. 80%.

-	Business banking balances were flat, impacted by the economic uncertainty and resulting slowdown in activity.

-	Consumer finance balances rose 8% with higher retail loans and car dealer funding, in contrast to other unsecured lending balances, down 7% in an increasingly competitive market.

-	Customer deposits increased £7.8bn as current account balances continued to grow, mainly through 1I2I3 Current Account, with a net inflow of £11.6bn in total current account balances. This growth was partially offset by lower demand for savings products with balances reducing £5.6bn.

-	Retail Banking deposit spread improved to (0.57)% when compared to (0.63)% in 2015.

2015 compared to 2014

-	Total assets increased to £174.1bn at 31 December 2015 (2014: £165.9bn), mainly due to the increase in customer loans described below.

-	Customer loans increased to £167.0bn at 31 December 2015 (2014: £161.0bn). Mortgage customer loans increased by £2.7bn to £152.8bn at 31 December 2015 (2014: £150.1bn) driven by strong approval volumes and mortgage retention, with approximately 80% of maturities retained on new Santander UK mortgages, offsetting the SVR attrition of £8.1bn (2014: £8.4bn).

-	Other unsecured lending balances, which include bank overdrafts, unsecured personal loans, and credit cards increased 12% to £5.6bn at 31 December 2015 (2014: £5.0bn). This was in line with the 1I2I3 World loyalty strategy.

-	Business banking balances decreased, reflecting the competitive environment.

-	Consumer finance balances increased 91% to £6.3bn at 31 December 2015 (2014: £3.3bn), as we continued to strengthen our broad and well-diversified vehicle finance franchise through the PSA cooperation commencement.

-	RWAs increased by 10.5% to £44.3bn at 31 December 2015 (2014: £40.1bn), largely reflecting the commencement of the PSA cooperation, accounting for £2.5bn of RWAs we consolidated, and growth in mortgages.

-	Customer deposits increased 6% to £140.3bn at 31 December 2015 (2014: £132.9bn) as current account balances continued to grow strongly, mainly through our 1I2I3 Current Account which was the main driver of a net inflow of £12.1bn in current account balances. This was partially offset by lower demand for savings products with balances reducing £3.5bn.

-	Retail Banking deposit spread improved to (0.63)% in 2015 (2014: (0.76)%), mainly due to maturing higher cost ISAs and originating new lower cost Fixed Term Bonds.

Santander UK Group Holdings plc 177

Annual Report 2016

Financial review

Business volumes

	2016 £bn	2015 £bn	2014 £bn
Mortgage gross lending	25.8	26.5	26.3
Mortgage net lending	1.5	2.7	2.0
Business banking net lending	-	(0.3)	(0.4)
Consumer finance gross lending	3.1	3.0	1.6
Consumer finance net lending	0.5	0.5	0.2
Other unsecured net lending	(0.4)	0.6	0.8

2016 compared to 2015

-	Mortgage gross lending was £25.8bn and we helped 25,300 first-time buyers (£4.2bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £2.8bn to £52.3bn (2015: £55.1bn) while BTL mortgage balances increased £1.6bn to £6.6bn (2015: £5.0bn).

We continued to build our BTL book by focusing on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for the majority of the volume in the BTL market. In 2016, we completed 12,400 BTL mortgages, representing 9% of the value of our new business flow, at an average LTV of 67%. In line with the market, we saw a spike in BTL mortgages ahead of the April 2016 stamp duty increase. BTL net lending was lower in the quarters following the stamp duty increase, but remained positive.

-	Business banking net lending was impacted by the continued competitive environment and economic uncertainty.

-	Consumer finance gross lending was £3,111m and net lending £473m, with higher retail loans and car dealer funding.

-	Other unsecured net lending balances, decreased due to lower new credit card sales in an increasingly competitive environment.

2015 compared to 2014

-	Mortgage gross lending increased slightly to £26.5bn in 2015 (2014: £26.3bn), with applications up 5% over the year, while we helped 30,900 first-time buyers (£4.5bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £1.8bn to £55.1bn (2014: £56.9bn) while BTL mortgage balances increased by £1.9bn to £5.0bn (2014: £3.1bn).

We continued to build our BTL book, which represented 3% of our total mortgage book, focusing on non-professional landlords, as this segment is more closely aligned with residential mortgages, and also accounts for the majority of the BTL market. In 2015, we completed 12,700 BTL mortgages, representing 10% of new business flow, at an average LTV of 70%.

-	Business banking net lending was broadly flat, reflecting the competitive environment.

-	Consumer finance gross lending was £3.0bn (2014: £1.6bn) and net lending was £0.5bn (2014: £0.2bn), driven by increases in new car registrations and an expansion in business streams, including motorbikes and leisure vehicles. Excluding the PSA cooperation, gross lending was £1.7bn and net lending £0.2bn.

-	Other unsecured net lending decreased by £0.2bn to £0.6bn (2014: £0.8bn), with continued strong growth in 1I2I3 Credit Card balances more than offset by lower unsecured personal loan (UPL) lending in the more competitive market environment.

Business development in 2016

-	Our digital transformation programme continues with the July 2016 release of an enhanced online credit card application process. Additionally, in September 2016 we launched Android Pay, to complement our existing Apple Pay service, and the Spendlytics app for Android. We also simplified our customer processes with an online mortgage application tool that works on any device. Furthermore, in November 2016 we improved our mobile app, so that customers can make and amend payments to new or existing payees and create new standing orders on their mobiles. We continue to work with a number of Fintech companies to identify innovative solutions. One such example is our partnership with Kabbage, who provide the technology platform for our Working Capital Loans solution that gives UK SMEs access to same day funding.

-	We continued to grow our digital customer base, gaining an average of 1,400 new active mobile users per day for a total of 2.2 million mobile customers, of which 1.4 million exclusively use our mobile app in their transactions with us. In the same period 41% of our mortgages were retained online, 36% of total openings of current accounts and 40% of credit card openings were made through digital channels. Additionally, 26% of Business Current Accounts were opened via a digital channel, following the successful launch of a shorter and digitalised business banking application form.

-	1I2I3 World customers continued to increase, although at a slower rate, with 483,000 new customers in the year. A reduction in 1I2I3 openings has been partially offset by an increase in openings of alternative products, whilst, as anticipated, there was an increase in 1I2I3 account closures following the fee and interest rate changes which took effect in January 2016 and November 2016, respectively. We believe the 1I2I3 Current Account continues to be an outstanding proposition for many customers.

-	In October 2016, we launched the All in One Credit Card and the Zero Credit Card to meet a wider range of customers’ needs and renamed the Santander Credit Card the Everyday Credit Card. The 1I2I3 Credit Card is no longer available to new customers.

-	We are growing our Wealth Management business, building on existing foundations, and expanding our digital proposition to improve customer loyalty further. In June 2016 we launched Investment Hub, a new digital platform which enables customers to service their investments online, and gives them access to over 1,500 funds from Santander Asset Management and other leading fund managers. Furthermore, in November 2016 we migrated c. 200,000 investment customers and over £5bn of assets under management onto the Investment Hub. The investment platform complements our Financial Planning service that offers investment advice to customers on a range of products via our branch network.

178 Santander UK Group Holdings plc

Income Statement	Balance sheet	Cash
review	review	flows

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers trading businesses with annual turnover from £6.5m to £500m and Specialist Sector Groups (SSG) that cover real estate, housing finance, education, healthcare, and hotels. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission, trade finance and asset finance.

Summarised income statement

	2016 £m	2015 £m	2014 £m
Net interest income	405	368	279
Non-interest income	84	94	80
Total operating income	489	462	359
Operating expenses before impairment losses, provisions and charges	(215)	(217)	(200)
Impairment losses on loans and advances	(29)	(25)	(76)
Provisions for other liabilities and charges	(26)	(23)	(9)
Total operating impairment losses, provisions and charges	(55)	(48)	(85)
Profit before tax	219	197	74

2016 compared to 2015

Profit before tax increased by £22m to £219m in 2016 (2015: £197m). By income statement line, the movements were:

-	Net interest income increased 10%, with continued growth in customer lending and improved cost of funding from higher deposits that were driven by the enhanced franchise and broader range of services.

-	Non-interest income decreased 11%, with lower asset restructuring and rates management fees partially offset by growth in international fees, up 9%, and digital and payment fees, up 26%, the latter two driven by more loyal customer relationships.

-	Operating expenses before impairment losses, provisions and charges decreased 1%, demonstrating our strong cost management focus.

-	Impairment losses on loans and advances increased £4m, with the loan book continuing to perform well, supported by our prudent lending policy.

-	Provisions for other liabilities and charges increased by £3m and include restructuring costs.

2015 compared to 2014

Profit before tax increased by £123m to £197m in 2015 (2014: £74m). By income statement line, the movements were:

-	Net interest income increased by £89m to £368m in 2015 (2014: £279m), principally as a result of continued growth in customer loans and an improvement in deposit margins through the enhanced franchise and broader range of services.

-	Non-interest income increased by £14m to £94m in 2015 (2014: £80m) principally due to improved levels of banking fees, international payment income, interest rate management income and lending fees.

-	Operating expenses before impairment losses, provisions and charges increased by £17m to £217m in 2015 (2014: £200m). The increase reflected the investment in growth of the business serving SME and corporate customers and our expanded footprint and network of CBCs.

-	Impairment losses on loans and advances decreased by £51m to £25m in 2015 (2014: £76m) due to an improvement in the credit quality of the loan book and releases driven by loan disposals and restructurings. This was supported by our cautious lending policy and the supportive economic environment.

-	Provisions for other liabilities and charges increased by £14m to £23m in 2015 (2014: £9m) predominantly due to the absence of conduct provision releases of £10m made in 2014. Regulatory costs relating to the UK Bank Levy of £23m (2014: £17m) were charged in the year.

Santander UK Group Holdings plc 179

Annual Report 2016

Financial review

Balances

	2016 £bn	2015 £bn	2014 £bn
Total assets	19.4	18.7	16.2
Customer loans	19.4	18.7	16.2
- of which SMEs	10.7	11.4	10.2
- of which mid corporate	8.7	7.3	6.0
RWAs	20.4	19.0	18.2
Customer deposits	17.2	15.1	12.0

2016 compared to 2015

-	Total assets increased by 4% to £19.4bn at 31 December 2016 (2015: £18.7bn)

-	Customer loans increased 4% to £19.4bn, driven by increased lending to mid corporates partially offset by lower lending to SMEs. Net lending to SMEs was impacted by the competitive environment and economic uncertainty. Furthermore, we actively managed our exposures to certain segments in line with our proactive risk management practices.

-	RWAs increased by 7% with asset growth, and in part due to a model recalibration in one of our Commercial Banking portfolios.

-	We continue to attract deposit balances, with customer deposits growing faster than customer loans through our strong customer relationships, supported by a comprehensive product range and competitive pricing.

2015 compared to 2014

-	Total assets increased by 15% to £18.7bn at 31 December 2015 (2014: £16.2bn), due to the increase in customer loans described below.

-	Customer loans increased by 15% to £18.7bn at 31 December 2015 (2014: £16.2bn) maintaining a positive momentum despite an increasingly competitive and challenging market. This growth was predominantly driven by our expanded network of regional CBCs and our additional relationship managers.

-	RWAs increased by 4% to £19.0bn at 31 December 2015 (2014: £18.2bn) principally in line with customer loan growth.

-	Customer deposits increased by 26% to £15.1bn at 31 December 2015 (2014: £12.0bn). We continued to attract deposit balances through our strong customer relationships, supported by an expanded product range and our enhanced banking platform.

Business volumes

	2016	2015	2014
New facilities (£bn)	7.4	8.5	7.8
Bank account openings (No.)	2,470	3,160	3,408
Online banking (Connect) active users (1) (No.)	26,970	25,120	21,810

(1) Online banking (Connect) active users include both business banking and Commercial Banking customers.

2016 compared to 2015

-	We continue to open bank accounts and extend new facilities, although at a slower pace, in an increasingly competitive environment and amid economic uncertainty. Our Relationship Managers (RMs) continue to build their portfolios by leveraging our comprehensive suite of products and services. We will continue to focus on growing more loyal customer relationships and on better diversification across the sectors, driving primacy through more capital efficient growth whilst utilising international expertise and economic corridors via Banco Santander.

-	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 7% year on year.

2015 compared to 2014

-	New facilities increased 9% to £8.5bn in 2015 (2014: £7.8bn), with increases across most portfolios as a result of our expanded network of RMs, more comprehensive suite of products and services and leveraging our expertise in international and structured finance.

-	We opened 3,160 bank accounts and new facilities in 2015 (2014: 3,408), broadly in line with the previous year. There was a continuation in the pickup of our corporate banking platform Connect, with active users increasing 15% in the year.

180 Santander UK Group Holdings plc

Income statement	Balance sheet	Cash
review	review	flows

Business development

-	The focus of the Commercial Banking division is to expand its franchise by both growing the overall customer base as well as increasing the number of loyal customers. We aim to build the loyal customer base by leveraging our international reach and proposition as well continuing to further develop our product capabilities to meet our customers’ needs. We will also build on the expertise and global presence of Banco Santander, offering international solutions so that our clients can develop and manage their business through our global network.

-	Coverage of our commercial clients is organised by local relationship teams or by sectors. Our sector teams support our clients by using specialist knowledge of the individual business and its operating environment to recommend solutions. Target clients can leverage our international presence and connectivity to access on-the-ground support overseas, connect to potential new business partners and enter global supply chains.

-	We are also working with Banco Santander and key strategic partners to develop trade initiatives that make it easier for clients to grow their business internationally. These initiatives allow us to attract new clients and deepen existing relationships, as well as compliment some of our existing services. For example, Santander Trade Club, an online community that connect Santander clients with clients of our strategic partners, and Santander Passport that help our clients establish a business subsidiary overseas.

-	Breakthrough Growth Capital provides new funding and identifies key partnerships at milestones in the development of our clients’ business and this year assisted 33 businesses in accessing £93m of facilities. Since inception, the Growth Capital team has completed 126 funding solutions for 94 companies, providing £348m of facilities, which will create over 6,250 jobs.

-	Our continued efforts and innovative offering were recognised at the 2016 Business Moneyfacts Awards. We won a number of prestigious awards including: ‘Business Bank of the Year’ for the second consecutive year and the ‘Innovation in the SME Finance Sector’. This industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength and value of our overall proposition for businesses, built on our relationship banking approach.

Santander UK Group Holdings plc 181

Annual Report 2016

Financial review

GLOBAL CORPORATE BANKING

Global Corporate Banking services corporate clients with a turnover of £500m and above per annum and financial institutions, as well as supporting the rest of Santander UK’s business segments. Global Corporate Banking clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions.

Summarised income statement

	2016 £m	2015 £m	2014 £m
Net interest income	81	72	75
Non-interest income	320	307	300
Total operating income	401	379	375
Operating expenses before impairment losses, provisions and charges	(280)	(287)	(260)
Impairment (losses)/releases on loans and advances	(21)	13	4
Provisions for other liabilities and charges	(12)	(14)	(9)
Total operating provisions and charges	(33)	(1)	(5)
Profit before tax	88	91	110

2016 compared to 2015

Profit before tax decreased by £3m to £88m in 2016 (2015: £91m). By income statement line, the movements were:

-	Net interest income increased 13% to £81m, with ongoing demand for project and acquisition finance, transactional services and factoring products offsetting continued asset margin compression.

-	Non-interest income increased 4% to £320m, underpinned by ongoing demand for derivative and cash sales activities as well as market making activities.

-	Operating expenses before impairment losses, provisions and charges decreased 2% to £280m, as we continue to improve the efficiency of our operating model.

-	Impairment losses on loans and advances increased due to the impairment of a single loan that moved to non-performance in the second quarter of 2016 and the absence of releases in the year.

-	Provisions for other liabilities and charges decreased by £2m to £12m.

2015 compared to 2014

Profit before tax decreased by £19m to £91m in 2015 (2014: £110m). By income statement line, the movements were:

-	Net interest income decreased to £72m in 2015 (2014: £75m), with continued ongoing demand for project and acquisition finance transactions, syndicated loans, transactional services and factoring products mostly offset by margin compression.

-	Non-interest income increased by £7m to £307m in 2015 (2014: £300m) principally due to increased revenues from our client derivative and cash sales activities, partially offset by lower demand in some market making activities.

-	Operating expenses before impairment losses, provisions and charges increased by £27m to £287m in 2015 (2014: £260m), mainly reflecting investment in developing transactional, interest rate, foreign exchange and fixed income capabilities, transfer of a number of sales functions to London from Madrid in 2014, as well as the associated costs from related controls, systems and processes.

-	Impairment releases on loans and advances benefitted from releases of £13m in 2015 (2014: £4m), reflecting loan disposals and restructurings.

-	Provisions for other liabilities and charges increased by £5m to £14m in 2015 (2014: £9m) due to an increase in the UK Bank Levy.

 182 Santander UK Group Holdings plc

Income Statement	Balance sheet	Cash
review	review	flows

Balances

	2016 £bn	2015 £bn	2014 £bn
Total assets	39.8	36.6	38.3
Customer loans	5.7	5.5	5.2
Other assets	34.1	31.1	33.1
RWAs	16.9	15.4	16.8
Customer deposits	4.1	3.0	2.3

2016 compared to 2015

-	Total assets principally consist of derivatives, fixed income products and customer loans. Total assets increased by 9% to £39.8bn at 31 December 2016 (2015: £36.6bn).

-	Customer loans increased to £5.7bn, driven by our refinancing and origination activities relating to project and acquisition finance and transactional services, partially offset by lower client drawdowns in the fourth quarter of 2016.

-	Other assets principally consist of derivatives and fixed income products. Other assets increased by £3.0bn to £34.1bn at 31 December 2016 (2015: £31.1bn).

-	RWAs were significantly impacted by market volatility which increased credit and counterparty risk. RWAs attributable to customer loans were £7.5bn (2015: £7.8bn), with asset growth offset by capital management.

-	Customer deposits were higher at £4.1bn, as we continue to focus on deeper customer relationships.

2015 compared to 2014

-	Total assets decreased by 4% to £36.6bn at 31 December 2015 (2014: £38.3bn).

-	Customer loans increased to £5.5bn at 31 December 2015 (2014: £5.2bn), driven by refinancing and origination activities related to syndicated loans, project and acquisition finance and transactional services. We continued to develop our larger corporate and institutional client franchise and our product offering in banking and capital markets. We focused the business mix towards core banking activities, such as global transaction banking, Debt Capital Markets solutions, supply chain finance and cash management, and added private placement capabilities in order to offer products our customers require.

-	Other assets decreased by £2.0bn to £31.1bn at 31 December 2015 (2014: £33.1bn) due to a decrease in holdings of debt securities and the reduction in fair value of interest rate and cross currency derivative assets principally driven by movements in yield curves and foreign exchange rates. This was partially offset by higher levels of securities purchased under resale agreements.

-	RWAs decreased slightly to £15.4bn at 31 December 2015 (2014: £16.8bn) reflecting decreases in market and counterparty credit risk.

-	Customer deposits increased to £3.0bn at 31 December 2015 (2014: £2.3bn) as we continued to attract deposit balances where we have strong customer relationships.

Business development in 2016

-	In 2016, we further refined our business model to deepen relationships with clients and increase loyalty. Specific initiatives were undertaken to improve the overall customer experience, including the rollout of the Client Management Service function, which streamlines the on-boarding process.

-	Strong 2016 results, with greater Commercial Banking collaboration and more cross-border business. We also increased commercial activity with financial institution clients and benefitted from strong demand in the Emerging Markets business.

-	We continue to focus on opportunities to drive fee income and maximise our return on capital by effectively leveraging our transactional products, FX and advisory services.

-	Effective cost management remains a key priority, while we continue to strengthen our governance oversight to ensure that the business is well positioned to support its current and future growth plans. In 2016, we made significant progress towards meeting all our regulatory and compliance obligations.

Santander UK Group Holdings plc 183

Annual Report 2016

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

Summarised income statement

	2016 £m	2015 £m	2014 £m
Net interest (expense)/income	(57)	58	39
Non-interest income	229	61	87
Total operating income	172	119	126
Operating expenses before impairment losses, provisions and charges	(122)	(1)	(87)
Impairment releases on loans and advances	3	36	17
Provisions for other liabilities and (charges)/releases	(21)	3	-
Total operating impairment losses, provisions and charges	(18)	39	17
Profit before tax	32	157	56

2016 compared to 2015

Profit before tax decreased by £125m to £32m in 2016 (2015: £157m). By income statement line, the movements were:

-	Net interest expense of £57m down from £58m income in 2015, reflects changes in the commercial balance sheet profile and in part an increase in wholesale funding cost. This cost increased with the commencement of senior unsecured issuance from the holding company to meet our MREL recapitalisation requirements.

Due to the lower interest rate environment, we envisage that net interest income from the structural hedge will decrease as a result of maturing positions being reinvested at lower prevailing rates. The majority of new mortgage flows are left un-hedged to provide stable returns on equity and current accounts. The average term of our new mortgage flows is about 2.5 years, with a total structural hedge position of c. £80bn.

-	Non-interest income benefited from a £119m gain on the sale of our Visa Europe Limited shareholding in Q216, and mark-to-market movements on economic hedges.

-	Operating expenses before impairment losses, provisions and charges represent £122m of regulatory compliance and project costs relating to Banking Reform, including intangible asset write-downs.

-	Impairment releases on loans and advances decreased to £3m, with lower releases from asset disposals than in 2015.

-	Provisions for other liabilities include employee restructuring costs and related provisions.

2015 compared to 2014

Profit before tax increased by £101m to £157m in 2015 (2014: £56m). By income statement line, the movements were:

-	Net interest income increased by £19m to £58m in 2015 (2014: £39m), reflecting the differing maturity and behavioural profiles between the commercial balance sheet and the improved funding cost.

-	Non-interest income decreased by £26m to £61m in 2015 (2014: £87m), reflecting reduced mark-to-market movements in debt issuance and other portfolios are effectively hedged in line with Santander UK’s risk management policies.

-	Operating expenses before impairment losses, provisions and charges decreased by £86m to £1m in 2015 (2014: £87m). In 2014, the benefit was principally due to a net gain of £218m which arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. This was more than offset by additional project costs of £98m, including those relating to our investment programme, which were borne centrally, and software write-offs of £206m for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

-	Impairment releases on loans and advances increased by £19m to £36m in 2015 (2014: £17m) mainly due to provision releases in the non-core portfolio as a result of asset disposals and repayments.

-	Provisions for other liabilities and charges decreased by £3m to releases of £3m (2014: £nil), as a result of loan disposals during the year.

 184 Santander UK Group Holdings plc

Income statement	Balance sheet	Cash
review	review	flows

Balances

	2016 £bn	2015 £bn	2014 £bn
Total assets	68.2	52.0	55.6
Customer loans (non-core)	6.5	7.4	8.3
- of which Social Housing	5.4	6.2	6.7
RWAs	6.7	7.1	7.2
Customer deposits	3.0	3.9	5.2

2016 compared to 2015

-	Total assets increased by 31% to £68.2bn at 31 December 2016 (2015: £52.0bn).

-	Customer loans decreased for the year, as we continue to implement our ongoing exit strategy from individual loans and leases to run-down the non-core corporate and legacy portfolios.

-	RWAs decreased with the reduction in non-core customer loans and the sale of our Visa Europe Limited shareholding, partially offset by the impact of higher market volatility on counterparty credit risk. RWAs attributable to non-core customer loans amounted to £1.3bn (2015: £1.5bn).

-	Customer deposits decreased £0.9bn, as we continued to rebalance the deposit base tenor.

2015 compared to 2014

-	Total assets principally consists of liquid assets and non-core customer loans. Total assets decreased by 6% to £52.0bn at 31 December 2015 (2014: £55.6bn).

-	Customer loans decreased by 11% to £7.4bn at 31 December 2015 (2014: £8.3bn) due to the run-down of the non-core corporate and legacy portfolios as we continued to successfully implement our ongoing exit strategy from individual loans and leases. Disposals of assets continued across the portfolios with no significant impact on the income statement. The Social Housing loan portfolio remained relatively stable, reflecting its long-term, low risk nature.

-	RWAs decreased by 1.4% to £7.1bn at 31 December 2015 (2014: £7.2bn) with the reduction in non-core customer loan exposures and the continued run-down of the other non-core corporate and legacy portfolios offset by an increased operational risk charge.

-	Customer deposits decreased by 25% to £3.9bn at 31 December 2015 (2014: £5.2bn), as we focused on rebalancing the deposit base tenor.

Santander UK Group Holdings plc 185

Annual Report 2016

Financial review

Balance sheet review

This Financial review describes our significant assets and liabilities and our strategy and reasons for entering into such transactions. In this section, references to UK and non-UK, in the geographical analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONSOLIDATED BALANCE SHEET

	2016 £m	2015 £m
Assets
Cash and balances at central banks	17,107	16,842
Trading assets	30,035	23,961
Derivative financial instruments	25,471	20,911
Financial assets designated at fair value	2,140	2,398
Loans and advances to banks	4,352	3,551
Loans and advances to customers	199,733	198,043
Loans and receivables securities	257	52
Available-for-sale securities	10,561	9,012
Held-to-maturity investments	6,648	-
Macro hedge of interest rate risk	1,098	781
Interest in other entities	61	48
Property, plant and equipment	1,491	1,597
Retirement benefit assets	398	556
Tax, intangibles and other assets	3,789	3,657
Total assets	303,141	281,409
Liabilities
Deposits by banks	9,769	8,278
Deposits by customers	172,726	163,232
Trading liabilities	15,560	12,722
Derivative financial instruments	23,103	21,508
Financial liabilities designated at fair value	2,440	2,016
Debt securities in issue	54,792	50,457
Subordinated liabilities	4,303	3,885
Macro hedge of interest rate risk	350	110
Retirement benefit obligations	262	110
Tax, other liabilities and provisions	3,752	3,429
Total liabilities	287,057	265,747
Equity
Total shareholders’ equity	15,685	15,271
Non-controlling interests	399	391
Total equity	16,084	15,662
Total liabilities and equity	303,141	281,409

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

2016 compared to 2015

Assets

Trading assets

Trading assets increased by 25% to £30,035m at 31 December 2016 (2015: £23,961m), reflecting changes in the mix of assets held for liquidity purposes, with higher levels of securities purchased under resale agreements and debt, partially offset by decreased holdings of equity securities.

Derivative financial instruments - assets

Derivative assets increased by 22% to £25,471 m at 31 December 2016 (2015: £20,911m). The increase was mainly due to volatility in the fair value of interest rate and cross currency derivative assets principally driven by movements in yield curves and foreign exchange rates.

Financial assets designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss decreased by 11% to £2,140m at 31 December 2016 (2015: £2,398m), mainly driven by maturities and redemptions within the portfolio, partially offset by an increase in the valuation of assets. In accordance with our policy, new loans are no longer being designated at fair value.

Loans and advances to banks

Loans and advances to banks increased 23% to £4,352m at 31 December 2016 (2015: £3,551m). The increase was driven by a higher volume in securities purchased under resale agreements and placements with other banks.

Loans and advances to customers

Loans and advances to customers increased by 1% to £199,733m at 31 December 2016 (2015: £198,043m), principally due to net increases of £1.5bn in residential mortgage balances and £0.9bn in loans to UK companies, partially offset by a managed decrease of £0.9bn in the non-core portfolio.

 186 Santander UK Group Holdings plc

Income statement	Balance sheet	Cash
review	review	flows

Available-for-sale securities

Available-for-sale securities increased by 17% to £10,561m at 31 December 2016 (2015: £9,012m) mainly due to an increase in debt securities as part of normal liquidity asset portfolio management activity.

Held-to-maturity investments

Held-to-maturity investments increased to £6,648m at 31 December 2016 (2015: £nil). During the year, the Santander UK group purchased a portfolio of UK Government debt securities for liquidity purposes. These were classified as held-to-maturity investments on acquisition.

Macro hedge of interest rate risk - assets

The macro hedge of interest rate risk increased by 41% to £1,098m at 31 December 2016 (2015: £781m) mainly driven by the lower interest rate environment.

Retirement benefit assets

Retirement benefit assets decreased by 28% to £398m at 31 December 2016 (2015: £556m). For those sections of the Santander (UK) Group Pension Scheme which had surpluses, the decrease was due to a combination of a change in methodology to derive the discount rate for scheme liabilities and general price inflation which occurred during the year, and the fall in underlying corporate bond yields which drive the discount rate. This was partially offset by strong asset performance. For more, see Note 34 to the Consolidation Financial Statements.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 4% to £3,789m at 31 December 2016 (2015: £3,657m). The increase was primarily driven by an increase in prepayments and capitalisation of computer software.

Liabilities

Deposits by banks

Deposits by banks increased by 18% to £9,769m at 31 December 2016 (2015: £8,278m) driven by deposits with the Bank of England as part of the new Term Funding scheme implemented in 2016, partially offset by a decrease in securities sold under resale agreements.

Deposits by customers

Deposits by customers increased by 6% to £172,726m at 31 December 2016 (2015: £163,232m) as we focused on retaining and originating accounts held by more loyal customers, with a continued net positive inflows to 1I2I3 Current Account.

Trading liabilities

Trading liabilities increased by 22% to £15,560m at 31 December 2016 (2015: £12,722m) as a result of an increase in collateral held and securities purchased under repurchase agreements, as part of normal trading activity.

Derivative financial instruments - liabilities

Derivative liabilities increased by 7% to £23,103m at 31 December 2016 (2015: £21,508m). The increase was mainly due to volatility in the fair value of interest rate and cross currency derivative liabilities mainly driven by movements in yield curves and foreign exchange rates.

Debt securities in issue

Debt securities in issue increased by 9% to £54,792m at 31 December 2016 (2015: £50,457m), driven by issuance of senior unsecured debt partially offset by redemption of notes within our securitisation programmes.

Macro hedge of interest rate risk - liabilities

Macro hedge of interest rate risk increased to £350m at 31 December 2016 (2015: £110m) mainly driven by the lower interest rate environment.

Retirement benefit obligations

Retirement benefit obligations increased by 138% to £262m at 31 December 2016 (2015: £110m). For those sections of the Santander (UK) Group Pension Scheme which had deficits, the increase was a combination of a change in methodology to derive the discount rate for scheme liabilities and general price inflation which occurred during the year, the fall in underlying corporate bond yields which drive the discount rate which was partially offset by strong asset performance. For more, see Note 34 to the Consolidation Financial Statements.

Tax, other liabilities and provisions

Tax, other liabilities and provisions increased by 9% to £3,752m at 31 December 2016 (2015: £3,429m). The increase mainly reflected the increase in dividends payable, increase in current tax liabilities attributable to the banking corporation tax surcharge and unsettled financial transactions.

Equity

Total shareholders’ equity

Total shareholders’ equity increased by 3% to £15,685m at 31 December 2016 (2015: £15,271m). The increase was principally attributable to the profit for the year and the valuation of cash flow hedges, partially offset by actuarial losses on the defined benefit pension funds and dividends approved.

Non-controlling interests

Non-controlling interests increased by 2% to £399m 31 December 2016 (2015: £391m) due to profits from PSA Finance UK Limited, partially offset by dividends paid by PSA Finance UK Limited.

Santander UK Group Holdings plc 187

Annual Report 2016

Financial review

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In the rest of the Balance sheet review, our assets and liabilities are summarised by their nature, rather than by how they are classified in the Consolidated Balance Sheet. These two presentations can be reconciled as follows:

2016		Financial review section
Balance sheet line item	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Tangible fixed assets £m	Retirement benefit assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks		-	-	-	-	-	-	17,107	17,107
Trading assets	11	12,234	7,478	10,323	-	-	-	-	30,035
Derivative financial instruments	12	-	-	-	25,471	-	-	-	25,471
Financial assets designated at fair value	13	409	-	1,731	-	-	-	-	2,140
Loans and advances to banks	14	-	4,352	-	-	-	-	-	4,352
Loans and advances to customers	15	-	-	199,733	-	-	-	-	199,733
Loans and receivables securities	18	-	2	255	-	-	-	-	257
Available-for-sale securities	19	10,561	-	-	-	-	-	-	10,561
Held-to-maturity investments	20	6,648	-	-	-	-	-	-	6,648
Macro hedge of interest rate risk		-	-	-	-	-	-	1,098	1,098
Interests in other entities	21	-	-	-	-	-	-	61	61
Property, plant and equipment	23	-	-	-	-	1,491	-	-	1,491
Retirement benefit assets	34	-	-	-	-	-	398	-	398
Tax, intangibles and other assets		-	-	-	-	-	-	3,789	3,789
		29,852	11,832	212,042	25,471	1,491	398	22,055	303,141
			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Retirement benefit obligations £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	26		9,769	-	-	-	-	-	9,769
Deposits by customers	27		-	172,726	-	-	-	-	172,726
Trading liabilities	28		4,200	8,559	2,801	-	-	-	15,560
Derivative financial instruments	12		-	-	-	23,103	-	-	23,103
Financial liabilities designated at fair value	29		-	526	1,914	-	-	-	2,440
Debt securities in issue	30		-	-	54,792	-	-	-	54,792
Subordinated liabilities	31		-	-	4,303	-	-	-	4,303
Macro hedge of interest rate risk			-	-	-	-	-	350	350
Retirement benefit obligations	34		-	-	-	-	262	-	262
Tax, other liabilities and provisions			-	-	-	-	-	3,752	3,752
			13,969	181,811	63,810	23,103	262	4,102	287,057

2015		Financial review section
Balance sheet line item	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Tangible fixed assets £m	Retirement benefit assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks		-	-	-	-	-	-	16,842	16,842
Trading assets	11	12,568	5,433	5,960	-	-	-	-	23,961
Derivative financial instruments	12	-	-	-	20,911	-	-	-	20,911
Financial assets designated at fair value	13	507	-	1,891	-	-	-	-	2,398
Loans and advances to banks	14	-	3,551	-	-	-	-	-	3,551
Loans and advances to customers	15	-	-	198,043	-	-	-	-	198,043
Loans and receivables securities	18	-	1	51	-	-	-	-	52
Available-for-sale securities	19	9,012	-	-	-	-	-	-	9,012
Macro hedge of interest rate risk		-	-	-	-	-	-	781	781
Interests in other entities	21	-	-	-	-	-	-	48	48
Property, plant and equipment	23	-	-	-	-	1,597	-	-	1,597
Retirement benefit assets	34	-	-	-	-	-	556	-	556
Tax, intangibles and other assets		-	-	-	-	-	-	3,657	3,657
		22,087	8,985	205,945	20,911	1,597	556	21,328	281,409
			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Retirement benefit obligations £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	26		8,278	-	-	-	-	-	8,278
Deposits by customers	27		-	163,232	-	-	-	-	163,232
Trading liabilities	28		2,777	7,151	2,794	-	-	-	12,722
Derivative financial instruments	12		-	-	-	21,508	-	-	21,508
Financial liabilities designated at fair value	29		-	-	2,016	-	-	-	2,016
Debt securities in issue	30		-	-	50,457	-	-	-	50,457
Subordinated liabilities	31		-	-	3,885	-	-	-	3,885
Macro hedge of interest rate risk			-	-	-	-	-	110	110
Retirement benefit obligations	34		-	-	-	-	110	-	110
Tax, other liabilities and provisions			-	-	-	-	-	3,429	3,429
			11,055	170,383	59,152	21,508	110	3,539	265,747

 188 Santander UK Group Holdings plc

Income statement	Balance sheet	Cash
review	review	flows

SECURITIES

Securities are only a small proportion of our total assets. We hold securities mainly in our trading portfolio or classified as available-for-sale.

Analysis by type of issuer

The following table sets out our securities at 31 December 2016, 2015 and 2014. For more information, see the Notes to the Consolidated Financial Statements.

	2016 £m	2015 £m	2014 £m
Trading assets
Debt securities:
UK Government	1,143	548	905
US Treasury and other US Government agencies and corporations	180	119	309
Other OECD governments	4,027	3,827	5,788
Other issuers:
- Fixed and floating rate notes – Government guaranteed	898	968	979
Ordinary shares and similar securities	5,986	7,106	4,776
	12,234	12,568	12,757
Financial assets designated at fair value through profit or loss
Debt securities:
Other issuers:
- Mortgage-backed securities	133	209	226
- Other asset-backed securities	36	62	134
- Other securities	240	236	262
	409	507	622
Available-for-sale securities
Debt securities:
UK Government	2,223	2,964	4,163
US Treasury and other US Government agencies and corporations	1,088	192	-
Other OECD governments	477	224	-
Bank and Building Society:
- Bonds	5,051	4,271	4,177
Other issuers	1,610	1,232	579
Ordinary shares and similar securities	112	129	25
	10,561	9,012	8,944
Held-to-maturity investments
Debt securities:
UK Government	6,648	-	-
	6,648	-	-
	29,852	22,087	22,323

DEBT SECURITIES

UK Government

UK Government securities are Treasury Bills and UK Government guaranteed issues by other UK banks. We hold these securities for trading and liquidity purposes. For more information, see ‘Country risk exposures’ in the Risk review.

US Treasury and other US Government agencies and corporations

US Treasury and other US Government agencies’ and corporations’ securities are US Treasury Bills, including cash management bills. We hold these securities for trading and liquidity purposes. For more information, see ‘Country risk exposures’ in the Risk review.

Other OECD governments

Other OECD government securities are issues by OECD governments, other than the US and UK Governments, principally Japan and Italy (2015: principally Japan and Italy). We hold these securities for trading and liquidity management purposes. For more information, see ‘Country risk exposures’ in the Risk review.

Bank and Building Society

Bonds are fixed securities with short to medium-term maturities issued by banks and building societies. We hold these securities for liquidity purposes.

Other issuers

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. We hold these securities for trading and yield purposes. For more information on Government guaranteed fixed and floating rate notes, see ‘Country risk exposures’ in the Risk review.

Santander UK Group Holdings plc 189

Annual Report 2016

Financial review

Mortgage-backed securities

This category mainly comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. See Note 13 to the Consolidated Financial Statements.

Other asset-backed securities

This category mainly comprises floating-rate asset-backed securities. See Note 13 to the Consolidated Financial Statements.

Other securities

This category mainly comprises reversionary UK property securities. See Note 13 to the Consolidated Financial Statements.

Ordinary shares and similar securities

This category mainly comprises equity securities listed in the UK and other countries held for trading purposes. See Note 11 to the Consolidated Financial Statements.

Contractual maturities

For contractual maturities for held-to-maturity investments, see Note 18 to the Consolidated Financial Statements.

Significant exposures

The following table shows the book value (which equals market value) of securities of individual counterparties where the total amount of those securities exceeded 10% of our shareholders’ funds at 31 December 2016 as set out in the Consolidated Balance Sheet. The table also shows where we classify the securities in the Consolidated Balance Sheet.

	Trading assets	Available-for-sale	Held-to-maturity	Total
	£m	£m	£m	£m
UK Government and UK Government guaranteed	1,559	2,223	6,648	10,430
Japanese Government	2,812	-	-	2,812

LOANS AND ADVANCES TO BANKS

Loans and advances to banks include loans to banks and building societies and balances with central banks (excluding central bank balances which can be withdrawn on demand).

Geographical analysis

The geographical analysis of balances below is based on the location of the office of lending, rather than the domicile of the borrower. For geographical analysis based on the domicile of the borrower, see ‘Country risk exposures’ in the Risk review, including details of balances with other Banco Santander companies.

The balances include loans and advances to banks classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
UK	9,142	4,985	5,181	8,966	11,763
Non-UK	2,690	4,000	2,821	2,953	1,153
	11,832	8,985	8,002	11,919	12,916

Maturity analysis

The following table shows loans and advances to banks by maturity at 31 December 2016.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	4,006	2,909	385	1,532	-	310	9,142
Non-UK	2,690	-	-	-	-	-	2,690
	6,696	2,909	385	1,532	-	310	11,832
Of which:
– Fixed interest rate	3,573	2,656	-	-	-	2	6,231
– Variable interest rate	2,304	244	385	1,532	-	308	4,773
– Non-interest-bearing	819	9	-	-	-	-	828
	6,696	2,909	385	1,532	-	310	11,832

190 Santander UK Group Holdings plc

Income statement	Balance sheet	Cash
review	review	flows

LOANS AND ADVANCES TO CUSTOMERS

We provide lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. Purchase and resale agreements represent business with professional non-bank customers by the Short-Term-Markets business.

Geographical analysis

The geographical analysis of balances below is based on the location of the office of lending. For geographical analysis based on the domicile of the borrower rather than the office of lending, see ‘Country risk exposures’ in the Risk review, including details of balances with other Banco Santander companies.

The balances are stated before deducting impairment loss allowances and include loans and advances to customers classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
UK
Advances secured on residential property	154,725	153,259	150,436	149,017	157,304
Corporate loans	33,303	33,464	32,262	29,799	29,571
Finance leases	6,730	6,306	2,639	3,158	3,061
Other secured advances	10	13	15	-	-
Other unsecured advances	8,429	7,916	7,043	5,732	6,733
Purchase and resale agreements	6,199	1,516	1,237	4,210	2,512
Loans and receivables securities	255	51	42	855	769
Amounts due from parent, fellow subsidiaries, associates and joint ventures	1,112	1,367	797	813	347
Total UK	210,763	203,892	194,471	193,584	200,297
Non-UK
Advances secured on residential property	2	2	4	5	6
Corporate loans	406	337	-	-	-
Other unsecured advances	104	35	-	31	25
Purchase and resale agreements	1,756	2,836	963	-	4,950
Loans and receivables securities	-	-	67	-	-
Total non-UK	2,268	3,210	1,034	36	4,981
Total	213,031	207,102	195,505	193,620	205,278
Less: impairment loss allowances	(989)	(1,157)	(1,439)	(1,555)	(1,802)
Total, net of impairment loss allowances	212,042	205,945	194,066	192,065	203,476

For analysis of the impairment loss allowance and loans and receivables securities, see Notes 15 and 18 to the Consolidated Financial Statements.

No single concentration of loans and advances above, except for advances secured on residential properties and corporate loans, is more than 10% of total loans and advances, and no individual country, except the UK, is more than 5% of total loans and advances.

Santander UK Group Holdings plc 191

Annual Report 2016

Financial review

Maturity analysis

The following table shows loans and advances to customers by maturity at 31 December 2016. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Advances secured on residential property	2	716	802	6,597	17,795	128,813	154,725
Corporate loans	514	1,234	2,561	16,289	3,794	8,911	33,303
Finance leases	-	1,324	2,145	3,132	45	84	6,730
Other secured advances	-	-	-	1	9	-	10
Other unsecured advances	2,152	2,633	293	3,006	86	259	8,429
Purchase and resale agreements	-	2,234	3,965	-	-	-	6,199
Loans and receivables securities	2	-	-	-	238	15	255
Amounts due from fellow subsidiaries, associates and joint ventures	1	1,094	-	-	17	-	1,112
Total UK	2,671	9,235	9,766	29,025	21,984	138,082	210,763
Non-UK
Advances secured on residential property	-	-	-	-	1	1	2
Corporate loans	-	-	406	-	-	-	406
Other unsecured advances	104	-	-	-	-	-	104
Purchase and resale agreements	-	1,330	426	-	-	-	1,756
Loans and receivables securities	-	-	-	-	-	-	-
Total non-UK	104	1,330	832	-	1	1	2,268
Total	2,775	10,565	10,598	29,025	21,985	138,083	213,031
Of which:
– Fixed interest rate	109	5,029	6,943	9,442	8,598	89,089	119,210
– Variable interest rate	2,666	5,536	3,655	19,583	13,387	48,994	93,821
Total	2,775	10,565	10,598	29,025	21,985	138,083	213,031
Of which:
– Interest-only advances secured on residential property	-	707	784	4,964	9,930	35,949	52,334

Our policy is to hedge fixed-rate loans and advances to customers using derivatives, or by matching with other on-balance sheet interest rate exposures.

We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.

Impairment loss allowances

See Note 1 to the Consolidated Financial Statements for our impairment loss allowances policy. See Note 15 to the Consolidated Financial Statements for more on our impairment loss allowances on loans and advances to customers.

DERIVATIVE ASSETS AND LIABILITIES

	2016 £m	2015 £m	2014 £m
Assets
- Held for trading	19,102	18,509	20,235
- Held for hedging	6,369	2,402	2,786
	25,471	20,911	23,021
Liabilities
- Held for trading	21,223	18,905	20,462
- Held for hedging	1,880	2,603	2,270
	23,103	21,508	22,732

We hold derivatives for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, we choose to designate some derivatives in a hedging relationship if they meet specific criteria. Our main hedging derivatives are interest rate and cross-currency swaps, which we use to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding. For more on our derivative activities, see Note 12 to the Consolidated Financial Statements.

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

192 Santander UK Group Holdings plc

Income statement	Balance sheet	Cash
review	review	flows

TANGIBLE FIXED ASSETS

	2016 £m	2015 £m	2014 £m
Property, plant and equipment	1,491	1,597	1,624
Capital expenditure incurred during the year	161	271	370

For details of capital expenditure contracted but not provided for, see Note 23 to the Consolidated Financial Statements. We had 1,140 property interests at 31 December 2016 (2015: 1,173). They consisted of 276 freeholds (2015: 299) and 864 operating lease interests (2015: 875), and occupied a total floor space of 465,580 square metres (2015: 468,834 square metres).

The number of property interests is more than the number of individual properties as we have more than one interest in some properties. Most of our property interests are retail branches. We did not occupy 70 of our properties (2015: 127) at 31 December 2016. 878 (2015: 897) of our individual properties are in the UK and none are in Europe or the US (2015: none). There are no material environmental issues associated with the use of our properties.

At 31 December 2016, we had 15 principal sites including our headquarters (2015: 16). We use them for our significant business operations, including Technology and Operations; People and Talent; Retail Banking; Commercial Banking; Global Corporate Banking; Telephone Sales and Servicing; Complaints Handling; Debt Management; Finance; Compliance; Marketing; and IT Operations including Data Centres.

We believe our existing properties (including properties we lease) and those under construction are adequate and suitable for our current business and our future business needs. All our properties are adequately maintained.

RETIREMENT BENEFIT PLANS

	2016 £m	2015 £m	2014 £m
Retirement benefit assets	398	556	315
Retirement benefit obligations	(262)	(110)	(199)

We operate defined contribution and defined benefit pension schemes, and post-retirement medical benefit plans. For more, see Note 34 to the Consolidated Financial Statements.

DEPOSITS BY BANKS

The balances below include deposits by banks classified in the balance sheet as trading liabilities.

	2016 £m	2015 £m	2014 £m
Year-end balance(1)	13,969	11,055	15,437
Average balance(2)	12,634	8,680	16,018
Average interest rate(2)	0.62%	0.99%	1.01%

(1) The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £308m (2015: £326m, 2014: £308m).

(2) Calculated using monthly data.

At 31 December 2016, deposits by foreign banks were £1,995m (2015: £6,629m, 2014: £3,840m). The following table shows the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2016 £m	2015 £m	2014 £m
UK	12,237	8,539	16,016
Non-UK	397	141	2
	12,634	8,680	16,018

Santander UK Group Holdings plc 193

Annual Report 2016

Financial review

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers classified in the balance sheet as trading liabilities.

	2016 £m	2015 £m	2014 £m
Year-end balance	181,811	170,383	158,505
Average balance(1)	180,756	160,491	155,001
Average interest rate(1)	1.00%	1.23%	1.34%

(1) Calculated using monthly data.

The following tables show the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2016 £m	2015 £m	2014 £m
UK
Demand deposits	131,521	116,462	102,346
Time deposits	29,035	32,506	37,219
Other deposits	15,900	7,852	8,854
	176,456	156,820	148,419
Non-UK
Demand deposits	-	2,002	2,202
Time deposits	252	953	1,307
Other deposits	4,048	716	3,073
	4,300	3,671	6,582
	180,756	160,491	155,001

We obtain retail demand and time deposits either through our branch network, cahoot or remotely. We also obtain retail demand and time deposits outside the UK, mainly through Abbey National International Limited and the Isle of Man branch of Santander UK plc. They are all interest-bearing and interest rates are varied from time to time in response to competitive conditions.

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

194 Santander UK Group Holdings plc

Income statement	Balance sheet	Cash
review	review	flows

SHORT-TERM BORROWINGS

We include short-term borrowings in deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue. We do not show short-term borrowings separately on our balance sheet. Short-term borrowings are amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet. The table below shows short-term borrowings for each of the years ended 31 December 2016, 2015 and 2014.

	2016 £m	2015 £m	2014 £m
Securities sold under repurchase agreements
- Year-end balance	10,104	10,567	9,420
- Year-end interest rate	0.11%	0.23%	0.35%
- Average balance(1)	16,109	15,833	16,816
- Average interest rate(1)	0.44%	0.39%	0.35%
- Maximum balance(1)	23,385	23,677	22,066
Commercial paper
- Year-end balance	3,132	2,744	4,364
- Year-end interest rate	0.88%	0.41%	0.24%
- Average balance(1)	3,220	3,772	4,404
- Average interest rate(1)	0.74%	0.30%	0.29%
- Maximum balance(1)	3,858	5,066	5,412
Borrowings from banks (Deposits by banks)(2)
- Year-end balance	2,619	3,711	2,983
- Year-end interest rate	0.09%	0.07%	0.38%
- Average balance(1)	3,350	3,004	3,135
- Average interest rate(1)	0.10%	0.05%	0.07%
- Maximum balance(1)	4,861	3,905	4,518
Negotiable certificates of deposit
- Year-end balance	5,217	4,468	3,806
- Year-end interest rate	0.31%	0.43%	0.36%
- Average balance(1)	3,970	4,468	4,044
- Average interest rate(1)	0.36%	0.41%	0.39%
- Maximum balance(1)	5,614	5,666	5,142
Other debt securities in issue
- Year-end balance	7,904	5,238	4,446
- Year-end interest rate	1.57%	2.60%	2.52%
- Average balance(1)	7,806	4,133	4,858
- Average interest rate(1)	1.76%	2.60%	2.89%
- Maximum balance(1)	8,267	5,238	5,975

(1) Calculated using monthly weighted average data.

(2) The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £308m (2015: £326m, 2014: £308m).

Abbey National Treasury Services plc and its US Branch issue commercial paper. Abbey National Treasury Services plc issues commercial paper with a minimum issuance amount of euro 100,000 with a maximum maturity of 364 days. Abbey National Treasury Services plc, US Branch issues commercial paper with a minimum denomination of US$250,000, with a maximum maturity of 270 days.

Certificates of deposit and certain time deposits

The following table shows the maturities of our certificates of deposit and other large wholesale time deposits from non-banks over £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2016. A proportion of our retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2016. Also, the customers may withdraw their funds on demand by paying an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	642	1,634	514	-	2,790
- Non-UK	1,898	196	333	-	2,427
Wholesale time deposits:
- UK	810	237	219	157	1,423
	3,350	2,067	1,066	157	6,640

Santander UK Group Holdings plc 195

Annual Report 2016

Financial review

DEBT SECURITIES IN ISSUE

We have issued debt securities in a range of maturities, interest rate structures and currencies, to meet our liquidity, funding and capital needs.

	Note	2016 £m	2015 £m	2014 £m
Trading liabilities	28	2,801	2,794	3,211
Financial liabilities designated at fair value	29	1,914	2,016	2,848
Debt securities in issue	30	54,792	50,457	51,790
Subordinated liabilities	31	4,303	3,885	4,002
		63,810	59,152	61,851

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

CONTRACTUAL OBLIGATIONS

For the amounts and maturities of contractual obligations in respect of guarantees, see Note 5 and 43 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are shown in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates.

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks (1) (2)	13,969	8,125	1,238	4,513	93
Deposits by customers - repos(1)	8,520	8,018	-	-	502
Deposits by customers - other(2)	173,291	164,590	7,308	955	438
Derivative financial instruments	23,103	2,562	2,845	1,980	15,716
Debt securities in issue(3)	59,507	17,077	12,082	12,980	17,368
Subordinated liabilities	4,303	58	-	-	4,245
Retirement benefit obligations	11,082	287	634	722	9,439
Operating lease obligations	468	82	155	97	134
Purchase obligations	412	412	-	-	-
	294,655	201,211	24,262	21,247	47,935

(1) Securities sold under repurchase agreements.

(2) Includes deposits by banks and deposits by customers classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

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

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, we issue guarantees on behalf of customers. The main guarantees we issue are standby letters of credit and performance bonds under which we take on credit on behalf of customers when actual funding is not required. This is normally because a third party won’t accept the credit risk of the customer. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure.

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

In the ordinary course of business, we also enter into securitisation transactions as set out in Note 16 to the Consolidated Financial Statements. We consolidate the securitisation companies and we continue to administer the assets. The securitisation companies provide us with an important source of long-term funding and/or the ability to manage capital efficiently.

196 Santander UK Group Holdings plc

Income statement	Balance sheet	Cash
review	review	flows

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

		2016/2015			2015/2014
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	(7)	3	(10)	(12)	9	(21)
- Non-UK	19	1	18	(14)	(11)	(3)
Loans and advances to customers:
- UK	(296)	152	(448)	(58)	290	(348)
- Non-UK	3	1	2	1	-	1
Other interest earning financial assets:
- UK	53	34	19	(19)	13	(32)
Total interest income
- UK	(250)	189	(439)	(89)	312	(401)
- Non-UK	22	2	20	(13)	(11)	(2)
	(228)	191	(419)	(102)	301	(403)
Interest expense
Deposits by banks:
- UK	(9)	-	(9)	(18)	3	(21)
- Non-UK	2	-	2	-	-	-
Deposits by customers - demand:
- UK	55	172	(117)	188	157	31
- Non-UK	(13)	(13)	-	(8)	(2)	(6)
Deposits by customers - time:
- UK	(133)	(55)	(78)	(258)	(98)	(160)
- Non-UK	(11)	(12)	1	(12)	(8)	(4)
Deposits by customers - other:
- UK	(61)	22	(83)	(9)	(11)	2
- Non-UK	(2)	(2)	-	1	-	1
Subordinated debt:
- UK	5	10	(5)	(13)	(15)	2
Debt securities in issue:
- UK	(102)	57	(159)	(105)	4	(109)
- Non-UK	24	-	24	4	(1)	5
Other interest-bearing financial liabilities:
- UK	10	4	6	(13)	(10)	(3)
Total interest expense
- UK	(235)	210	(445)	(228)	30	(258)
- Non-UK	-	(27)	27	(15)	(11)	(4)
	(235)	183	(418)	(243)	19	(262)
Net interest income	7	8	(1)	141	282	(141)

Santander UK Group Holdings plc 197

Annual Report 2016

Financial review

AVERAGE BALANCE SHEET

Year-end balances may not reflect activity throughout the year, so we present average balance sheets below. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

	2016			2015			2014

	Average Balance(1) £m	Interest(4,5) £m	Average rate %	Average balance(1) £m	Interest(4,5) £m	Average rate %	Average balance(1) £m	Interest(4,5) £m	Average rate %
Assets
Loans and advances to banks:
- UK	21,571	92	0.43	20,859	99	0.47	19,263	111	0.58
- Non-UK	6,941	35	0.50	6,432	16	0.25	10,078	30	0.30
Loans and advances to customers:(3)
- UK	200,727	6,194	3.09	196,148	6,490	3.31	187,843	6,548	3.49
- Non-UK	377	4	1.06	179	1	0.56	5	-	-
Debt securities:
- UK	12,792	142	1.11	9,300	89	0.96	8,312	108	1.30
Total average interest-earning assets, interest income(2)	242,408	6,467	2.67	232,918	6,695	2.87	225,501	6,797	3.01
Impairment loss allowances	(1,095)	-	-	(1,315)	-	-	(1,502)	-	-
Trading assets	21,798	-	-	19,756	-	-	18,549	-	-
Assets designated at FVTPL	2,439	-	-	2,737	-	-	2,793	-	-
Derivatives and other non-interest-earning assets	37,328	-	-	32,278	-	-	34,204	-	-
Total average assets	302,878	-	-	286,374	-	-	279,545	-	-
Non-UK assets as a % of total	2.42%	-	-	2.31%	-	-	3.61%	-	-
Liabilities
Deposits by banks:
- UK	(7,162)	(54)	0.75	(7,122)	(63)	0.88	(6,855)	(81)	1.18
- Non-UK	(393)	(2)	0.51	(139)	-	-	(2)	-	-
Deposits by customers - demand:
- UK	(131,521)	(1,381)	1.05	(116,462)	(1,326)	1.14	(102,346)	(1,138)	1.11
- Non-UK	-	-	-	(2,002)	(13)	0.65	(2,202)	(21)	0.95
Deposits by customers - time:
- UK	(29,035)	(381)	1.31	(32,506)	(514)	1.58	(37,219)	(772)	2.07
- Non-UK	(252)	(5)	1.98	(953)	(16)	1.68	(1,307)	(28)	2.14
Deposits by customers - other:
- UK	(7,183)	(42)	0.58	(5,913)	(103)	1.74	(6,542)	(112)	1.71
- Non-UK	-	-	-	(703)	(2)	0.28	(1,141)	(1)	0.09
Debt securities:
- UK	(49,639)	(814)	1.64	(46,710)	(916)	1.96	(46,517)	(1,021)	2.19
- Non-UK	(4,376)	(39)	0.89	(4,427)	(15)	0.34	(4,730)	(11)	0.23
Subordinated liabilities:
- UK	(4,163)	(143)	3.44	(3,871)	(138)	3.56	(4,285)	(151)	3.52
Other interest-bearing liabilities:
- UK	(340)	(24)	7.06	(269)	(14)	5.20	(422)	(27)	6.40
Total average interest-bearing liabilities, interest expense(2)	(234,064)	(2,885)	1.23	(221,077)	(3,120)	1.41	(213,568)	(3,363)	1.57
Trading liabilities	(19,068)	-	-	(18,873)	-	-	(22,242)	-	-
Liabilities designated at FVTPL	(2,467)	-	-	(2,391)	-	-	(3,556)	-	-
Derivatives and other non-interest-bearing liabilities	(31,067)	-	-	(28,876)	-	-	(26,603)	-	-
Equity	(16,212)	-	-	(15,157)	-	-	(13,576)	-	-
Total average liabilities and equity	(302,878)	-	-	(286,374)	-	-	(279,545)	-	-
Non-UK liabilities as a % of total	1.66%	-	-	2.87%	-	-	3.36%	-	-

(1) Average balances are based on monthly data.

(2)  The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2016 was 103.56% (2015: 105.36%, 2014: 105.59%).

(3)  Loans and advances to customers include non-performing loans. See the ‘Credit risk’ section of the Risk review.

(4)  The net interest margin for the year ended 31 December 2016 was 1.48% (2015: 1.53%, 2014: 1.52%). Net interest margin is calculated as net interest income divided by average interest earning assets. This differs from the Banking Net Interest Margin(6), discussed in the CFO’s review, which is calculated as net interest income divided by average customer assets.

(5)  The interest spread for the year ended 31 December 2016 was 1.44% (2015: 1.46%, 2014: 1.44%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

(6)  Non-IFRS measure. See page 306.

198 Santander UK Group Holdings plc

Income Statement	Balance sheet	Cash
review	review	flows

 Cash flows

	2016 £m	2015 £m	2014 £m
Net cash flows from operating activities	14,777	(4,710)	(5,533)
Net cash flows from investing activities	(7,340)	(518)	(4,145)
Net cash flows from financing activities	(3,159)	(2,098)	(361)
Change in cash and cash equivalents	4,278	(7,326)	(10,039)

The major activities and transactions that affected Santander UK’s cash flows during 2016, 2015 and 2014 were as follows:

In 2016, the net cash flows from operating activities of £14,777m resulted from the increase in trading balances, increased customer lending and customer savings and deposits from other banks. In 2016, the net cash flows from investing activities of £7,340m principally reflected the purchase of held-to-maturity investments. In 2016, the net cash flows from financing activities of £3,159m principally reflected the repayment of debt securities maturing in the year of £11,352m offset by new issues of debt securities of £8,788m, the payment of interim dividends on ordinary shares and other equity instruments and non-controlling interests of £560m. In 2015 cash and cash equivalents increased by £4,278m principally from the increase in cash held at central banks and also debt securities, both of which are held as part of the liquidity pool. This has increased due to an increase in wholesale funding with a maturity of less than 30 days.

In 2015, the net cash flows from operating activities of £4,710m resulted from the increase in trading balances, increased customer lending partially offset by an increase in customer savings and deposits from other banks. In 2015, the net cash flows from investing activities of £518m principally reflected the purchase and sale of available-for-sale securities, purchase of property, plant and equipment and the acquisition of PSA Finance UK Limited. In 2015, the net cash flows from financing activities of £2,098m principally reflected the repayment of debt securities maturing in the year of £16,098m offset by new issues of debt securities of £14,078m, the issuance of £750m Fixed Rate Reset Perpetual AT1 Capital Securities and the payment of interim dividends on ordinary shares and other equity instruments of £691m. In 2015, cash and cash equivalents decreased by £7,326m principally from the decrease in cash held at central banks and also debt securities both of which are held as part of the liquidity pool. This has decreased due to a reduction in wholesale funding with a maturity of less than 30 days.

In 2014, the net cash flows from operating activities of £5,533m resulted from lower trading balances and higher customer lending partly offset by higher customer savings and deposits from other banks. In 2014, the net cash flows from investing activities of £4,145m mainly reflected purchases and sales of available-for-sale securities. In 2014, the net cash flows from financing activities of £361m reflected repayments of debt securities that matured of £20,310m offset by new issues of debt securities of £19,936m and the issuance of £800m Perpetual Capital Securities. We also paid interim dividends of £447m on ordinary shares and £40m of dividends on other equity instruments. In 2014, cash and cash equivalents decreased by £10,039m mainly from the increase in customer lending and purchase of available-for-sale securities.

Santander UK Group Holdings plc 199

Annual Report 2016

Financial statements

Financial statements

201	Audit report
207	Primary financial statements
207	Consolidated Income Statement
207	Consolidated Statement of Comprehensive Income
208	Consolidated Balance Sheet
209	Consolidated Cash Flow Statement
210	Consolidated Statement of Changes in Equity
211	Notes to the financial statements
294	Primary Company financial statements
294	Company Balance Sheet
295	Company Cash Flow Statement
295	Company Statement of Changes in Equity
297	Notes to the Company financial statements

200 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Santander UK Group Holdings plc

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, statement of comprehensive income, consolidated cash flow statement, and consolidated statement of changes in equity present fairly, in all material respects, the financial position of Santander UK Group Holdings plc and its subsidiaries at 31 December 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Other Matter

We also have audited the adjustments to reflect the change in the composition of reportable segments, as described in Note 46. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 or 2014 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 or 2014 financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
London, UK
1 March 2017

Santander UK Group Holdings plc 201

Annual Report 2016

Financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Santander UK Group Holdings plc

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting discussed in Note 46 to the consolidated financial statements, the consolidated balance sheet of Santander UK Group Holdings plc and subsidiaries (the Group) as at 31 December 2015, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements, the related Notes 1 to 46 and the information on pages 29 to 133 of the Risk review, except for those items marked as unaudited, for the years ended December 31, 2015 and 2014. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such 2015 and 2014 consolidated financial statements, before the effects of the adjustments to retrospectively apply the changes in accounting discussed in Note 46 to the consolidated financial statements, present fairly, in all material respects, the financial position of Santander UK Group Holdings plc and subsidiaries as at 31 December 2015, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting discussed in Note 46 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte LLP
London, UK
24 February 2016

202 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

This page intentionally blank

Santander UK Group Holdings plc 203

Annual Report 2016

Financial statements

This page intentionally blank

204 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

This page intentionally blank

Santander UK Group Holdings plc 205

Annual Report 2016

Financial statements

This page intentionally blank

206 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

CONSOLIDATED INCOME STATEMENT For the years ended 31 December
	Notes	2016 £m	2015 £m	2014 £m
Interest and similar income	3	6,467	6,695	6,797
Interest expense and similar charges	3	(2,885)	(3,120)	(3,363)
Net interest income		3,582	3,575	3,434
Fee and commission income	4	1,188	1,115	1,095
Fee and commission expense	4	(418)	(400)	(356)
Net fee and commission income		770	715	739
Net trading and other income	5	443	283	297
Total operating income		4,795	4,573	4,470
Operating expenses before impairment losses, provisions and charges	6	(2,417)	(2,403)	(2,397)
Impairment losses on loans and advances	8	(67)	(66)	(258)
Provisions for other liabilities and charges	8	(397)	(762)	(416)
Total operating impairment losses, provisions and charges		(464)	(828)	(674)
Profit before tax		1,914	1,342	1,399
Tax on profit	9	(597)	(380)	(289)
Profit after tax for the year		1,317	962	1,110

Attributable to:
Equity holders of the parent		1,272	914	1,070
Non-controlling interests	37	45	48	40
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the years ended 31 December
	Notes	2016 £m	2015 £m	2014 £m
Profit for the year		1,317	962	1,110
Other comprehensive income:
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities:
- Change in fair value	19	127	14	235
- Income statement transfers		(115)	42	(208)
- Taxation	9	(16)	(2)	(6)
		(4)	54	21
Cash flow hedges:
- Effective portion of changes in fair value		4,365	(307)	44
- Income statement transfers		(4,076)	305	427
- Taxation	9	(72)	(6)	(99)
		217	(8)	372
Currency translation on foreign operations		(3)	(5)	(4)
Net other comprehensive income that may be reclassified to profit or loss subsequently		210	41	389
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Pension remeasurement	34	(528)	319	132
Taxation	9	133	(89)	(27)
Net other comprehensive income that will not be reclassified to profit or loss subsequently		(395)	230	105
Total other comprehensive income for the year net of tax		(185)	271	494
Total comprehensive income for the year		1,132	1,233	1,604

Attributable to:
Equity holders of the parent		1,087	1,184	1,564
Non-controlling interests	37	45	49	40

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc 207

Annual Report 2016

Financial statements

CONSOLIDATED BALANCE SHEET

 At 31 December

	Notes	2016 £m	2015 £m
Assets
Cash and balances at central banks		17,107	16,842
Trading assets	11	30,035	23,961
Derivative financial instruments	12	25,471	20,911
Financial assets designated at fair value	13	2,140	2,398
Loans and advances to banks	14	4,352	3,551
Loans and advances to customers	15	199,733	198,043
Loans and receivables securities	18	257	52
Available-for-sale securities	19	10,561	9,012
Held-to-maturity investments	20	6,648	-
Macro hedge of interest rate risk		1,098	781
Interests in other entities	21	61	48
Intangible assets	22	2,316	2,231
Property, plant and equipment	23	1,491	1,597
Current tax assets		-	51
Retirement benefit assets	34	398	556
Other assets	25	1,473	1,375
Total assets		303,141	281,409
Liabilities
Deposits by banks	26	9,769	8,278
Deposits by customers	27	172,726	163,232
Trading liabilities	28	15,560	12,722
Derivative financial instruments	12	23,103	21,508
Financial liabilities designated at fair value	29	2,440	2,016
Debt securities in issue	30	54,792	50,457
Subordinated liabilities	31	4,303	3,885
Macro hedge of interest rate risk		350	110
Other liabilities	32	2,871	2,335
Provisions	33	700	870
Current tax liabilities		53	1
Deferred tax liabilities	24	128	223
Retirement benefit obligations	34	262	110
Total liabilities		287,057	265,747
Equity
Share capital and other equity instruments	36	8,605	8,605
Retained earnings		6,556	6,352
Other reserves		524	314
Total shareholders’ equity		15,685	15,271
Non-controlling interests	37	399	391
Total equity		16,084	15,662
Total liabilities and equity		303,141	281,409

 The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

 The Financial Statements were approved and authorised for issue by the Board on 22 February 2017 and signed on its behalf by:

Nathan Bostock	Antonio Roman
Chief Executive Officer	Chief Financial Officer

 Company Registered Number: 08700698

208 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

CONSOLIDATED CASH FLOW STATEMENT

 For the years ended 31 December

	Notes	2016 £m	2015 £m	2014 £m
Cash flows from operating activities
Profit for the year		1,317	962	1,110
Adjustments for:
Non-cash items included in profit		875	1,840	1,306
Change in operating assets		(8,765)	(9,987)	(11,662)
Change in operating liabilities		17,972	3,453	4,475
Corporation taxes paid		(507)	(419)	(149)
Effects of exchange rate differences		3,885	(559)	(613)
Net cash flows from operating activities	38	14,777	(4,710)	(5,533)
Cash flows from investing activities
Investments in other entities	21	-	(109)	-
Proceeds from disposal of subsidiaries	21	149	-	-
Purchase of property, plant and equipment and intangible assets	22, 23	(374)	(356)	(506)
Proceeds from sale of property, plant and equipment and intangible assets		65	40	71
Purchase of available-for-sale securities		(2,870)	(2,021)	(4,236)
Proceeds from sale and redemption of available-for-sale securities		2,359	1,928	526
Purchase of held-to-maturity investments	20	(6,669)	-	-
Net cash flows from investing activities		(7,340)	(518)	(4,145)
Cash flows from financing activities
Issue of AT1 Capital Securities	36	-	750	800
Issuance costs of AT1 Capital Securities		-	(5)	-
Issue of debt securities		8,788	14,078	19,936
Issuance costs of debt securities		(28)	(33)	(26)
Repayment of debt securities		(11,352)	(16,098)	(20,310)
Repurchase of non-controlling interests	37	(7)	(99)	(274)
Dividends paid on ordinary shares	10	(419)	(564)	(447)
Dividends paid on other equity instruments	10	(111)	(104)	-
Dividends paid on non-controlling interests	10	(30)	(23)	(40)
Net cash flows from financing activities		(3,159)	(2,098)	(361)
Change in cash and cash equivalents		4,278	(7,326)	(10,039)
Cash and cash equivalents at beginning of the year		20,354	27,363	37,179
Effects of exchange rate changes on cash and cash equivalents		1,077	317	223
Cash and cash equivalents at the end of the year	38	25,709	20,354	27,363
 The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc 209

Annual Report 2016

Financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

 For the years ended 31 December

		Share capital &		Other reserves				Non-
	Notes	other equity instruments £m	Merger reserve £m	Available- for-sale £m	Cash flow hedging £m	Currency translation £m	Retained earnings £m	Total £m	controlling interests £m	Total £m
1 January 2016		8,605	-	52	254	8	6,352	15,271	391	15,662
Profit for the year		-	-	-	-	-	1,272	1,272	45	1,317
Other comprehensive income, net of tax:
- Available-for-sale securities		-	-	(4)	-	-	-	(4)	-	(4)
- Cash flow hedges		-	-	-	217	-	-	217	-	217
- Pension remeasurement	34	-	-	-	-		(395)	(395)	-	(395)
- Currency translation on foreign operations		-	-	-	-	(3)	-	(3)	-	(3)
Total comprehensive income for the year		-	-	(4)	217	(3)	877	1,087	45	1,132
Acquisition of subsidiary
Repurchase of non-controlling interests	37	-	-	-	-	-	-	-	(7)	(7)
Dividends on ordinary shares	10	-	-	-	-	-	(593)	(593)	-	(593)
Dividends on other equity instruments	10	-	-	-	-	-	(111)	(111)	-	(111)
Dividends on non-controlling interests	10	-	-	-	-	-	-	-	(30)	(30)
Tax on non-controlling interests and other equity instruments		-	-	-	-	-	31	31	-	31
31 December 2016		8,605	-	48	471	5	6,556	15,685	399	16,084

1 January 2015		12,068	(2,543)	(2)	262	13	4,056	13,854	339	14,193
Profit for the year		-	-	-	-	-	914	914	48	962
Other comprehensive income, net of tax:
- Available-for-sale securities		-	-	54	-	-	-	54	-	54
- Cash flow hedges		-	-	-	(8)	-	-	(8)	-	(8)
- Pension remeasurement	34	-	-	-	-	-	229	229	1	230
- Currency translation on foreign operations		-	-	-	-	(5)	-	(5)	-	(5)
Total comprehensive income for the year		-	-	54	(8)	(5)	1,143	1,184	49	1,233
Acquisition of subsidiary		-	-	-	-	-	-	-	109	109
Capital reduction	36	(4,208)	2,543	-	-	-	1,665	-	-	-
Issue of AT1 Capital Securities	36	745	-	-	-	-	-	745	-	745
Repurchase of non-controlling interests	37	-	-	-	-	-	(16)	(16)	(83)	(99)
Dividends on ordinary shares	10	-	-	-	-	-	(416)	(416)	-	(416)
Dividends on other equity instruments	10	-	-	-	-	-	(104)	(104)	-	(104)
Dividends on non-controlling interests	10	-	-	-	-	-	-	-	(23)	(23)
Tax on non-controlling interests and other equity instruments		-	-	-	-	-	24	24	-	24
31 December 2015		8,605	-	52	254	8	6,352	15,271	391	15,662

1 January 2014		11,268	(2,543)	(23)	(110)	17	3,377	11,986	604	12,590
Profit for the year		-	-	-	-	-	1,070	1,070	40	1,110
Other comprehensive income, net of tax:
- Available-for-sale securities		-	-	21	-	-	-	21	-	21
- Cash flow hedges		-	-	-	372	-	-	372	-	372
- Pension remeasurement	34	-	-	-	-	-	105	105	-	105
- Currency translation on foreign operations		-	-	-	-	(4)	-	(4)	-	(4)
Total comprehensive income for the year		-	-	21	372	(4)	1,175	1,564	40	1,604
Issue of AT1 Capital Securities	36	800	-	-	-	-	-	800	-	800
Repurchase of non-controlling interests	37	-	-	-	-	-	(9)	(9)	(265)	(274)
Dividends on ordinary shares	10	-	-	-	-	-	(487)	(487)	-	(487)
Dividends on non-controlling interests	10	-	-	-	-	-	-	-	(40)	(40)
31 December 2014		12,068	(2,543)	(2)	262	13	4,056	13,854	339	14,193

 The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

210 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Santander UK Group Holdings plc (the Company) and the Santander UK Group Holdings plc group (the Santander UK group) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to personal, business and public sector customers.

Santander UK Group Holdings plc is a public limited company, incorporated in England and Wales having a registered office at 2 Triton Square, Regent’s Place, London, NW1 3AN, phone number 0870-607-6000. It is a financial services holding company.

Basis of preparation

These financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. The financial statements have been prepared on the going concern basis using the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, assets held for sale, retirement benefit obligations and cash-settled share-based payments, where applicable. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the Directors’ statement of going concern set out in the Directors’ Report.

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

Compliance with International Financial Reporting Standards

The Santander UK group Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee (IFRS IC) of the IASB (together IFRS). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

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

Santander UK Group Holdings plc 211

Annual Report 2016

Financial statements

Future accounting developments

The Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)	IFRS 9 ‘Financial Instruments’ (IFRS 9) – In July 2014, the International Accounting Standards Board (IASB) approved IFRS 9 to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’.

IFRS 9 sets out the requirements for recognition and measurement of financial instruments. The main new developments of the standard are discussed below.

Classification and measurement of financial assets and financial liabilities: Under IFRS 9, financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. These factors determine whether the financial assets are measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss. For many financial assets, the classification and measurement outcomes will be similar to IAS 39. However, under IFRS 9, embedded derivatives are not separated from host financial assets and equity securities are measured at fair value either through profit or loss or, in certain circumstances, an irrevocable election may be made to present fair value movements in other comprehensive income. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income. Based on the analysis performed to date, Santander UK generally expects:

-	The vast majority of financial assets which are classified as loans and receivables under IAS 39 will be continue to be measured at amortised cost under IFRS 9;
-	Most debt securities classified as available-for-sale financial assets will be measured at amortised cost or fair value through other comprehensive income, with some being measured at fair value through profit or loss;
-	Treasury and other eligible bills classified as available-for-sale financial assets will be measured at amortised cost or fair value through other comprehensive income depending upon the business model in which they are held; and
-	Certain loans currently designated at fair value through profit or loss under IAS 39 may be reclassified to amortised cost where they are held within a business model whose objective is to hold the assets to collect contractual cash flows and those cash flows represent solely payments of principal and interest on the principal outstanding.

Impairment: IFRS 9 introduces fundamental changes to the impairment of financial assets measured at amortised cost or at fair value through other comprehensive income, lease receivables and certain commitments to extend credit and financial guarantee contracts. It is no longer necessary for losses to be incurred before credit losses are recognised. Instead, under IFRS 9, an entity always accounts for expected credit losses (ECLs), and any changes in those ECLs. The ECL approach must reflect both current and forecast changes in macroeconomic data over a horizon that extends from 12 months to the remaining life of the asset if a borrower’s credit risk is deemed to have deteriorated significantly at the reporting date compared to the origination date. The estimate of ECLs, should reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes and considering reasonable and supportable information at the reporting date. Similar to the current incurred credit loss provisioning approach, management will exercise judgement as to whether additional adjustments are required in order to adequately reflect possible events or current conditions that could affect credit risk.

For financial assets, an ECL is the current value of the difference between the contractual cash flows owed to the entity according to the contract and the cash flows which the entity expects to receive. For undrawn loan commitments, an ECL is the current value of the difference between the contractual cash flows owed to the entity and the cash flows which the entity expects to receive if the loan is drawn.

An assessment of each facilities’ credit risk profile will determine whether they are to be allocated to one of three stages:

-	Stage 1: when it is deemed there has been no significant increase in credit risk since initial recognition, a loss allowance equal to a 12-month ECL – i.e. the proportion of lifetime expected losses resulting from possible default events within the next 12-months - will be applied;
-	Stage 2: when it is deemed there has been a significant increase in credit risk since initial recognition, but no credit impairment has materialised, a loss allowance equal to the lifetime ECL – i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility – will be applied; and
-	Stage 3: when the facility is considered credit impaired, a loss allowance equal to the lifetime ECL will be applied. Similar to incurred losses under IAS 39, objective evidence of credit impairment is required.

The assessment of whether a significant increase in credit risk has occurred since initial recognition involves the application of both quantitative measures and qualitative factors, requires management judgement and is a key aspect of the IFRS 9 methodology.

Hedge accounting: The general hedge accounting requirements align more closely with risk management practices and establish a more principle-based approach thereby allowing hedge accounting to be applied to a wider variety of hedging instruments and risks. Macro hedge accounting is being dealt with as a separate project. Until such time as that project is complete, and to remove any potential conflict between any existing macro hedge accounting undertaken under IAS 39 and the new general hedge accounting requirements of IFRS 9, entities can choose to continue to apply the existing hedge accounting requirements in IAS 39. Based on the analysis performed to date, Santander UK group expects to continue IAS 39 hedge accounting. No changes are currently being implemented to hedge accounting policies and practices.

Transition: IFRS 9 has been endorsed for use in the European Union. The mandatory effective date of IFRS 9 is 1 January 2018. The classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet at the date of initial application. There is no requirement to restate comparative information. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. Santander UK has not elected to early apply the revised presentation of fair value gains and losses relating to its own credit risk on such liabilities in these Consolidated Financial Statements but may elect to apply this presentation in 2017. Santander UK is assessing the likely impacts of the new financial asset classification & measurement and impairment requirements. Upon the satisfactory completion of this work, including formal testing of the ECL models during 2017, Santander UK will quantify the indicative impact when that information is known or reasonably estimable, and by no later than the end of 2017. It is not yet practicable to quantify the effect of IFRS 9 in these Consolidated Financial Statements.

212 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

With reference to the impairment under IFRS 9, the following additional information is provided in accordance with the recommendations of the Enhanced Disclosure Task Force (EDTF) published in their 30 November 2015 report entitled ‘Impact of Expected Credit Loss Approaches on Bank Risk Disclosures’ regarding applying the key principles within an expected credit loss (ECL) approach and the risk management organisation, processes and key functions.

How Santander UK interprets and intends to apply the key principles within an ECL approach

In forecasting ECLs, Santander UK is leveraging retail and corporate credit risk models used for underwriting, portfolio management and regulatory capital.

These credit risk measurement tools principally capture idiosyncratic (customer and facility) risk drivers and when transformed into 12-month probability of default (PD), exposure at default (EAD) and loss given default (LGD) estimates, form the basis for quantifying ECL.

Outputs from these models are incorporated into a new modelling framework developed for IFRS 9, which combines other factors that explicitly capture systemic effects (relating to changes in credit conditions) and the maturity of the exposure.

Systemic effects are accounted for by using the outputs of existing macroeconomic stress testing models as factors in the ECL calculation, while the addition of time related factors (such as time since last rating) enable the forecasting of risk, for each individual loan, to be extended over the lifetime of the exposure and reflect economic forecasts.

The ability to forecast beyond 12 months is further supplemented by the introduction of a new survival rate (SR) model which predicts the likelihood that an exposure will still be open and not defaulted at any point during its remaining life (accounting for the fact that a proportion of loans will redeem early).

For term loans the output of the PD, EAD, LGD and SR models are multiplied together to derive a measure of ECL for each month to the end of the contractual period. The resulting ECL forecast is then discounted using the effective interest rate to reflect the time value of money. Summing each monthly ECL to the end of the contractual term gives the lifetime ECL, while the 12-month ECL is calculated by summing the first 12-monthly ECL values only. For revolving credit facilities the lifetime period is determined to be the point at which either the SR model predicts all exposures have closed or the ECL value is zero through the effects of early closure and discounting.

IFRS 9 ECLs will be based on macroeconomic inputs reflecting a set of scenarios that will incorporate, as a minimum; a base scenario, an upside scenario and a downside scenario based on various macroeconomic variables, e.g. GDP, house prices, unemployment rates, etc. Each scenario will be assigned a probability weighting that reflects the likelihood of occurrence. The resulting ECL for each scenario will be combined to give an unbiased, probability weighted ECL value.

The governance framework for generating and reviewing the scenarios and weights will be similar to the current processes to assess risk appetite and manage stress testing, which incorporate the views of subject matter experts across numerous business functions and a comparison with external benchmarks prior to running forecasting models. The process for monitoring control triggers, the performance of forecasting models, approving management judgments, etc., will also be similar to existing Santander UK governance processes.

IFRS 9 requires the calculation of ECL to be based on either possible defaults within a period of 12 months following the reporting date (12-month ECL) or defaults arising throughout the residual life of the exposure (Lifetime ECL). The forecast horizon will be determined according to a stage allocation assessment, whereby an underlying facility is assigned to one of three stages as set out above. The assessment of whether there has been significant increase in credit risk since initial recognition, for the purpose of moving exposures between stages, will incorporate a number of quantitative, qualitative and days past due ‘backstop’ tests. The determination incorporates a measure of the change in default risk between initial recognition and the reporting date.

Santander UK’s accounting policy for derecognition of financial assets is set out further below. If the contractual terms of a financial asset are modified, Santander UK will evaluate whether the cash flows of the modified asset are substantially different, and whether the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset will be derecognised and a new financial asset will be recognised.

Santander UK’s risk management organisation, processes and key functions

The implementation strategy for the new impairment process is structured around the following key phases:

1.	Quantitative modellers determine appropriate data sources and modelling methodology;
2.	An independent model validation team undertake a separate validation exercise, as per the existing model governance process;
3.	The models and interpretations are assessed to ensure technical accounting compliance with the standard; and
4.	Business analysts prepare design and functional specifications, which form the basis of the model build and processing framework, and undertake unit, functional and acceptance testing in preparation for go live implementation.

Established in 2015, the UK IFRS 9 Steering Group agreed an overarching governance process which ultimately reports into the Board Audit Committee. A number of cross-functional working groups have been mobilised to opine and make proposals on model design and integration, technical accounting and implementation. Approvals and ratification are sought at a series of Management Committees and Forums, whilst key risks, issues, dependencies and progress against plans - aligned to material portfolios/ key design considerations - are tracked at the Steering Group.

Whilst still under consideration, we do not anticipate significant changes in the governance processes for impairment with the exception of the need to approve the economic scenarios and weights used in generating forward looking ECLs.

Santander UK Group Holdings plc 213

Annual Report 2016

Financial statements

b)	IFRS 15 ‘Revenue from Contracts with Customers’ (IFRS 15) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2018. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those goods and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. It is expected that a significant proportion of the Santander UK group’s revenue will be outside the scope of IFRS 15. The impact of the standard is currently being assessed, however, it is not yet practicable to quantify the effect of IFRS 15 on these Consolidated Financial Statements.

c)	IFRS 16 ‘Leases’ (IFRS 16) – In January 2016, the IASB issued IFRS 16. The standard is effective for annual periods beginning on or after 1 January 2019. Earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure for both lessees and lessors. For lessee accounting, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. For lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements from the existing leasing standard (IAS 17) and a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement. The impact of the standard is currently being assessed, however, it is not yet practicable to quantify the effect of IFRS 16 on these Consolidated Financial Statements.

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

Interests in subsidiaries are eliminated during the preparation of the Consolidated Financial Statements. Interests in subsidiaries in the Company unconsolidated financial statements are held at cost subject to impairment.

214 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

b) Joint ventures

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

The Santander UK group’s investments in joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Santander UK group’s share of the post-acquisition results of the joint venture. When the Santander UK group’s share of losses of a joint venture exceed the Santander UK group’s interest in that joint venture, the Santander UK group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Santander UK group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

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

Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless recognised in other comprehensive income in connection with a cash flow hedge. Non-monetary items denominated in a foreign currency measured at historical cost are not retranslated. Exchange rate differences arising on non-monetary items measured at fair value are recognised in the consolidated income statement except for differences arising on available-for-sale equity securities which are recognised in other comprehensive income.

Revenue recognition

a) Interest income and expense

Interest income on financial assets that are classified as loans and receivables, held-to-maturity investments or available-for-sale securities, and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the Santander UK group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables and available-for-sale, interest expense on liabilities classified at amortised cost, and interest income and expense on hedging derivatives are recognised in interest and similar income and interest expense and similar charges in the income statement.

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

Santander UK Group Holdings plc 215

Annual Report 2016

Financial Statements

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

Pensions and other post-retirement benefits

The Santander UK group operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, as determined by periodic actuarial calculations. A defined benefit scheme is a pension scheme that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension scheme under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund). The pension paid to the member at retirement is based on the amount in the separate fund for each member. The Santander UK group has no legal or constructive obligations to pay further contributions into the fund to ‘top up’ benefits to a certain guaranteed level. Pension costs are charged to the ‘Administration expenses’, within the line item ‘Operating expenses before impairment losses, provisions and charges’ with the net interest on the defined benefit asset or liability included within ‘Net interest income’ in the income statement.

a) Defined benefit schemes

The asset or liability recognised in respect of defined benefit pension schemes is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The assets of the schemes are measured at their fair values at the balance sheet date. Full actuarial valuations of the Santander UK group’s principal defined benefit schemes are carried out on a triennial basis. Each scheme’s Trustee is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert.

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

Remeasurement recognised in other comprehensive income will not be reclassified to the income statement. Past-service costs are recognised as an expense in the income statement at the earlier of when the scheme amendment or curtailment occurs and when the related restructuring costs or termination benefits are recognised. Curtailments include the impact of significant reductions in the number of employees covered by a scheme, or amendments to the terms of the scheme so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits. Curtailment gains and losses on businesses that meet the definition of discontinued operations are included in profit or loss for the year from discontinued operations. Gains and losses on settlements are recognised when the settlement occurs.

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

c) Post-retirement medical benefit plans

Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each year-end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.

Share-based payments

The Santander UK group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Santander UK group’s parent, Banco Santander SA are purchased in the open market by the Santander UK group (for the Employee Sharesave scheme) or are purchased by Banco Santander SA or another Banco Santander company (for awards granted under the Long-Term Incentive Plan and the Deferred Shares Bonus Plan) to satisfy share options as they vest.

Options granted under the Employee Sharesave scheme are accounted for as cash-settled share-based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-based payment transactions.

216 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

The fair value of the options granted under the Employee Sharesave scheme is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander SA share price over the life of the option and the dividend growth rate. The fair value of the awards granted for the Long-Term Incentive Plan was determined at the grant date using an option pricing model, which takes into account the share price at grant date, the risk free interest rate, the expected volatility of the Banco Santander SA share price over the life of the award and the dividend growth rate. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value, except for those that include terms related to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

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

Property, plant and equipment

Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ’Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware (e.g. operating system of a computer).

Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years

Depreciation is not charged on freehold land and assets under construction.

Santander UK Group Holdings plc 217

Annual Report 2016

Financial statements

Financial assets and liabilities

Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition. Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, or assets classified as available-for-sale, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available-for-sale or held-to-maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near-term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification. The Santander UK group has not utilised this option and therefore has not reclassified any assets from the fair value through profit or loss category that were classified as such at initial recognition. Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition.

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

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred principally for the purpose of selling or repurchasing in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.

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

218 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

d) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Santander UK group’s management has the positive intention and ability to hold to maturity other than:

-	Those that the Santander UK group designates upon initial recognition as at fair value through profit or loss;
-	Those that the Santander UK group designates as available-for-sale; and
-	Those that meet the definition of loans and receivables.

These are initially recognised at fair value including direct and incremental transaction costs and measured subsequently at amortised cost, using the effective interest method, less any provision for impairment.

A sale or reclassification of a more than insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments to available-for-sale financial assets.

e) Borrowings

Borrowings (which include deposits by banks, deposits by customers, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value through profit or loss dependent on designation at initial recognition. Savings accounts and time deposits are interest-bearing.

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

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. The cash principal element is accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as derivative financial instruments.

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

h) Day One profit adjustments

The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, sometimes the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, the Santander UK group recognises a trading gain or loss at inception (Day One gain or loss), being the difference between the transaction price and the fair value. When significant unobservable parameters are used, the entire Day One gain or loss is deferred and is recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable or the Santander UK group enters into an offsetting transaction.

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

Santander UK Group Holdings plc 219

Annual Report 2016

Financial statements

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

Hedge accounting

The Santander UK group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, exchange rates and certain indices such as retail price indices.

At the time a financial instrument is designated as a hedge (i.e. at the inception of the hedge), the Santander UK group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Santander UK group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Santander UK group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

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

220 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

Impairment of financial assets

At each balance sheet date the Santander UK group assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

Assets carried at amortised cost

For loans and advances, loans and receivables securities and held-to-maturity investments, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss.

More detailed policies for certain portfolios measured at amortised cost are described below.

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

i) Retail assets

Retail customers are assessed either individually or collectively for impairment. Potential indicators of loss events which may be evidence of impairment for retail borrowers may include:

-	Missed payments of capital or interest
-	The borrower notifying the Santander UK group of current or likely financial distress
-	Request from a borrower to change contractual terms as a result of the borrower’s financial difficulty (i.e. forbearance)
-	Arrears on other accounts held by the borrower.

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

Santander UK Group Holdings plc 221

Annual Report 2016

Financial statements

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

222 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

The allowance for IBNO losses is determined on a portfolio basis using the following factors:

-	Historical loss experience in portfolios of similar credit risk characteristics (for example, by product)
-	The estimated period between an impairment event occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below)
-	Management’s judgement as to whether current economic and credit conditions are such that the actual level of incurred inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

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

Retail assets

Mortgages

The main types of forbearance offered are capitalisation or a term extension, subject to customer negotiation and vetting. These accounts are reported in arrears until the arrears are capitalised, at which point the accounts will be transferred to the ‘performing’ category. However, accounts which were classified as ‘non-performing’ at the point forbearance is agreed continue to be reported as ‘non-performing’ until the payments received post forbearance equate to the amount of arrears outstanding at the point of forbearance. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status.

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

Corporate assets

For corporate borrowers, the main types of forbearance offered are term extensions or interest-only concessions and in limited circumstances, other forms of forbearance options (including debt-for-equity swaps), subject to customer negotiation and vetting. If such accounts were classified in the ‘non-performing’ loan category prior to the forbearance, they continue to be classified as non-performing until evidence of compliance with the new terms is demonstrated (typically over a period of at least three months) before being reclassified as ‘substandard’. If the account was categorised as performing at the time the revised arrangements were agreed, the case is reclassified to ‘substandard’ upon completion of the forbearance agreement.

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

Santander UK Group Holdings plc 223

Annual Report 2016

Financial statements

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

b) Loans and receivables securities and held-to-maturity investments

Loans and receivables securities and held-to-maturity investments are assessed individually for impairment. An impairment loss is incurred if there is objective evidence that a loss event has occurred since initial recognition of the assets that has an impact on the estimated future cash flows of the asset. Potential indicators of loss events include significant financial distress of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).

Loans and receivables securities and held-to-maturity investments are monitored for potential impairment through a detailed expected cash flow analysis, where appropriate, taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired with the impairment loss being measured as the difference between the expected future cash flows discounted at the original effective interest rate and the carrying value of the asset.

c) Assets classified as available-for-sale

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

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The recoverable amounts of goodwill have been based on value in use calculations.

224 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

A current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. Where the amount of the final tax liability is uncertain or where a position is challenged by a taxation authority, the liability recognised is the most likely outcome. Where a most likely outcome cannot be determined, a weighted average basis is applied.

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

Santander UK Group Holdings plc 225

Annual Report 2016

Financial statements

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

b) Dividends

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

226 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

At 31 December 2016, impairment allowances held against loans and advances to customers totalled £989m (2015: £1,157m, 2014: £1,439m). The net impairment loss (i.e. after recoveries) for loans and advances to customers recognised in 2016 was £67m (2015: £66m, 2014: £258m). In calculating impairment loss allowances, a range of outcomes was calculated, either for each individual loan or by portfolio taking account of the uncertainty relating to economic conditions. For retail lending, the range was based on different management assumptions as to loss propensity and loss ratio relative to historic experience. For corporate lending, the range reflects different realisation assumptions in respect of collateral held.

If management had used different assumptions, a larger or smaller impairment loss allowance would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if management’s conclusions were different, but within the range of what management deemed to be reasonably possible, the impairment loss for loans and advances could have decreased by £193m (2015: £221m, 2014: £471m), with a consequential increase in profit before tax, or increased by £223m (2015: £167m, 2014: £212m), with a consequential decrease in profit before tax.

b) Provision for conduct remediation

The provision charge for conduct remediation relating to past activities and products sold recognised in 2016 was a charge of £146m (2015: charge of £500m, 2014: charge of £140m) before tax. The balance sheet provision amounted to £493m (2015: £637m, 2014: £291m). Detailed disclosures on the provision for conduct remediation can be found in Note 33.

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

In the case of conduct risk, projects where significant progress has been made in terms of customer communications sent, complaints received and redress paid, the assumptions are based on the actual data observed to date along with any expected developments. For projects which are still at an early stage, the assumptions are based on the outcomes of previous similar customer contact exercises conducted and quality control checks.

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

The defined benefit pension schemes which were in a net asset position had a surplus of £398m (2015: surplus of £556m) and the defined benefit pension schemes which were in a net liability position had a deficit of £262m (2015: deficit of £110m).

Accounting for defined benefit pension schemes requires management to make assumptions principally about the discount rate adopted, but also about mortality, price inflation, pension increases, life expectancy and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.

During the year, management enhanced the approach in setting the discount rate. This change, which is discussed in Note 34, now better reflects management’s estimate of long-dated credit risk implied in bond yields appropriate for the cash flow liabilities of the scheme. The methodology to derive general price inflation was also moved to a scheme cash flow derived inflation to bring consistency with the discount rate.

Detailed disclosures on the current year service cost and deficit/surplus, including sensitivities and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can also be found in Note 34.

Santander UK Group Holdings plc 227

Annual Report 2016

Financial statements

2. SEGMENTS

The principal activity of the Santander UK group is financial services. The Santander UK group’s business is managed and reported on the basis of the following segments:

-	Retail Banking
-	Commercial Banking
-	Global Corporate Banking
-	Corporate Centre.

In the fourth quarter of 2016, certain customers were transferred between our Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. The balances transferred from Commercial Banking to Retail Banking were £2.2bn in customer loans and £3.2bn in customer deposits at 31 December 2016 (2015: £2.3bn and £3.0bn, respectively). Medium and large business customers with annual turnover between £6.5m and £500m will continue to be served by Commercial Banking and those with annual turnover above £500m by Global Corporate Banking. The segmental analyses for Retail Banking and Commercial Banking have been adjusted to reflect these changes for prior years.

The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Santander UK group has four segments:

-	Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking also serves business customers with an annual turnover of up to £6.5m via business banking as well as Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards and personal loans as well as insurance policies.

-	Commercial Banking offers a wide range of products and financial services to customers through a network of regional CBCs and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers trading businesses with annual turnover from £6.5m to £500m and Specialist Sector Groups (SSG) that cover real estate, housing finance, education, healthcare, and hotels. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission, trade finance and asset finance.

-	Global Corporate Banking services corporate clients with a turnover of £500m and above per annum and financial institutions, as well as supporting the rest of Santander UK’s business segments. Global Corporate Banking clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions.

-	Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value.

The segmental information below is presented in a manner consistent with the internal reporting provided to the committee which is responsible for allocating resources and assessing performance of the operating segments and has been identified as the chief operating decision maker. The segmental information is prepared on a statutory basis of accounting.

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

Interest income and interest expense have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and net interest income is relied on primarily to assess the performance of the segment and to make decisions regarding allocation of segmental resources.

Geographical information

Geographical analysis of total operating income:	2016 £m	2015 £m	2014 £m

United Kingdom	4,803	4,561	4,437
Other	(8)	12	33

	4,795	4,573	4,470

Geographical analysis of total assets other than financial instruments, current and deferred tax assets, post-employment benefit assets and other assets (excluding prepayments):		2016 £m	2015 £m

United Kingdom		4,008	3,963

		4,008	3,963

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

228 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

 Results by segment

2016	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,153	405	81	(57)	3,582
Non-interest income	580	84	320	229	1,213
Total operating income	3,733	489	401	172	4,795
Operating expenses before impairment losses, provisions and charges	(1,800)	(215)	(280)	(122)	(2,417)
Impairment (losses)/releases on loans and advances	(20)	(29)	(21)	3	(67)
Provisions for other liabilities and charges	(338)	(26)	(12)	(21)	(397)
Total operating impairment losses, provisions and charges	(358)	(55)	(33)	(18)	(464)
Profit before tax	1,575	219	88	32	1,914

Revenue from external customers	4,369	644	466	(684)	4,795
Inter-segment revenue	(636)	(155)	(65)	856	-
Total operating income	3,733	489	401	172	4,795

Customer loans	168,638	19,381	5,659	6,478	200,156
Total assets(1)	175,731	19,381	39,777	68,252	303,141
Customer deposits	148,063	17,203	4,054	3,031	172,351
Total liabilities	149,793	17,203	36,506	83,555	287,057

Average number of staff(2)	17,506	1,435	916	6	19,863

2015(3)
Net interest income	3,077	368	72	58	3,575
Non-interest income	536	94	307	61	998
Total operating income	3,613	462	379	119	4,573
Operating expenses before impairment losses, provisions and (charges)/releases	(1,898)	(217)	(287)	(1)	(2,403)
Impairment (losses)/releases on loans and advances	(90)	(25)	13	36	(66)
Provisions for other liabilities and (charges)/releases	(728)	(23)	(14)	3	(762)
Total operating impairment losses, provisions and (charges)/releases	(818)	(48)	(1)	39	(828)
Profit before tax	897	197	91	157	1,342

Revenue from external customers	4,529	626	437	(1,019)	4,573
Inter-segment revenue	(916)	(164)	(58)	1,138	-
Total operating income	3,613	462	379	119	4,573

Customer loans	167,093	18,680	5,470	7,391	198,634
Total assets(1)	174,110	18,680	36,593	52,026	281,409
Customer deposits	140,358	15,076	3,013	3,808	162,255
Total liabilities	143,157	15,076	32,290	75,224	265,747

Average number of staff(2)	18,133	1,367	898	7	20,405

2014(3)
Net interest income	3,041	279	75	39	3,434
Non-interest income	569	80	300	87	1,036
Total operating income	3,610	359	375	126	4,470
Operating expenses before impairment losses, provisions and charges	(1,850)	(200)	(260)	(87)	(2,397)
Impairment (losses)/releases on loans and advances	(203)	(76)	4	17	(258)
Provisions for other liabilities and charges	(398)	(9)	(9)	-	(416)
Total operating impairment losses, provisions and (charges)/releases	(601)	(85)	(5)	17	(674)
Profit before tax	1,159	74	110	56	1,399

Revenue from external customers	4,630	527	432	(1,119)	4,470
Inter-segment revenue	(1,020)	(168)	(57)	1,245	-
Total operating income	3,610	359	375	126	4,470

Customer loans	161,005	16,147	5,224	8,276	190,652
Total assets(1)	165,920	16,147	38,301	55,609	275,977
Customer deposits	132,946	11,965	2,325	5,174	152,410
Total liabilities	135,903	11,965	36,359	77,557	261,784

Average number of staff(2)	18,270	1,261	724	8	20,263

 (1) Includes customer loans, net of impairment loss allowances.

 (2) Full-time equivalents.

 (3) Restated. For discussion see Note 46

Santander UK Group Holdings plc 229

Annual Report 2016

Financial statements

3. NET INTEREST INCOME

			Group
	2016 £m	2015 £m	2014 £m
Interest and similar income:
Loans and advances to banks	127	115	141
Loans and advances to customers	6,198	6,491	6,548
Other interest-earning financial assets	142	89	108
Total interest and similar income	6,467	6,695	6,797
Interest expense and similar charges:
Deposits by banks	(56)	(63)	(81)
Deposits by customers	(1,809)	(1,974)	(2,072)
Debt securities in issue	(853)	(931)	(1,032)
Subordinated liabilities	(143)	(138)	(151)
Other interest-bearing financial liabilities	(24)	(14)	(27)
Total interest expense and similar charges	(2,885)	(3,120)	(3,363)
Net interest income	3,582	3,575	3,434

Interest and similar income includes £79m (2015: £81m, 2014: £103m) on impaired loans.

4. NET FEE AND COMMISSION INCOME

	Group
	2016 £m	2015 £m	2014 £m
Fee and commission income:
Retail and corporate products	1,123	1,043	1,021
Insurance products	65	72	74
Total fee and commission income	1,188	1,115	1,095
Fee and commission expense:
Retail and corporate products	(408)	(392)	(349)
Other	(10)	(8)	(7)
Total fee and commission expense	(418)	(400)	(356)
Net fee and commission income	770	715	739

5. NET TRADING AND OTHER INCOME

	Group
	2016 £m	2015 £m	2014 £m
Net trading and funding of other items by the trading book	75	252	310
Net income from operating lease assets	35	46	42
Net gains on assets designated at fair value through profit or loss	253	33	267
Net gains/(losses) on liabilities designated at fair value through profit or loss	28	(65)	(123)
Net (losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(135)	26	(203)
Hedge ineffectiveness	28	(20)	(12)
Net profit on sale of available-for-sale assets	115	-	-
Other	44	11	16
	443	283	297

‘Net trading and funding of other items by the trading book’ includes fair value losses of £50m (2015: £5m, 2014: £22m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £51m (2015: £7m, 2014: £24m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £1m (2015: £2m, 2014: £2m).

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing. The gain on sale amounted to £119m sterling equivalent and is included in ‘Net profit on sale of available-for-sale assets’.

In May 2016, as part of a liability management exercise, certain debt instruments were purchased pursuant to a tender offer. This had no significant impact on the income statement. In June 2015, as part of a capital management exercise, Santander UK plc purchased certain of its debt instruments pursuant to a tender offer. This had no significant impact on the income statement.

Exchange rate differences recognised in the Consolidated Income Statement on items not at fair value through profit or loss were £4,051m expense (2015: £477m income, 2014: £486m income) and are presented in the line ‘Net trading and funding of other items by the trading book.’ These are principally offset by related releases from the cash flow hedge reserve of £4,076m income (2015: £305m expense, 2014: £427m expense) as set out in the Consolidated Statement of Comprehensive Income, which are also presented in ‘net trading and funding of other items by the trading book’. Exchange rate differences on items measured at fair value through profit or loss are included in the line items relating to changes in fair value.

230 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

6. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

			Group
	2016 £m	2015 £m	2014 £m
Staff costs:
Wages and salaries	731	726	689
Performance-related payments	157	163	169
Social security costs	94	92	90
Pensions costs: - defined contribution plans	52	50	52
- defined benefit plans	26	29	(204)
Other share-based payments	3	(5)	6
Other personnel costs	62	63	58
	1,125	1,118	860
Other administration expenses:
Information technology expenses	322	351	430
Property, plant and equipment expenses	173	176	189
Other	475	463	436
	970	990	1,055
Depreciation, amortisation and impairment:
Depreciation and impairment of property, plant and equipment	201	254	221
Amortisation and impairment of intangible assets	121	41	261
	322	295	482
	2,417	2,403	2,397

Staff costs

’Performance-related payments’ include bonuses paid in the form of cash and share awards granted under the Long-Term Incentive Plan, as described in Note 40. Included in this are the Santander UK group’s equity-settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Shares award’.

Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2016			Costs expected to be recognised in 2017 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	4	11	15	12	6	18
Shares	3	10	13	7	7	14
	7	21	28	19	13	32

The following table shows the amount of bonus awarded to employees for the performance year 2016. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Cash award - not deferred	118	126	-	-	118	126
- deferred	15	16	18	15	33	31
Shares award - not deferred	11	9	-	-	11	9
- deferred	13	12	14	17	27	29
Total discretionary bonus	157	163	32	32	189	195

‘Pension costs: defined benefit plans’- In 2014, a net gain of £218m arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement, as set out in Note 34.

’Other share-based payments’ consist of options granted under the Employee Sharesave scheme, as described in Note 40, which comprise the Santander UK group’s cash-settled share-based payments.

Santander UK Group Holdings plc 231

Annual Report 2016

Financial statements

Depreciation, amortisation and impairment

In 2016, an impairment charge of £45m was recognised that primarily related to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure. There was no impairment in 2015. In 2014, an impairment charge of £206m was recognised in respect of software write-offs. The write-offs were for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

7. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor are analysed as follows:

	Group
	2016 £m	2015 £m	2014 £m
Audit fees:
Fees payable to the Company’s auditor(1) and its associates for the audit of the Santander UK group’s annual accounts	4.9	3.8	3.6
Fees payable to the Company’s auditor(1) and its associates for other services to the Santander UK group:
- The audit of the Santander UK group’s subsidiaries	1.1	1.8	1.8
Total audit fees(2)	6.0	5.6	5.4
Non-audit fees:
Audit-related services	1.3	3.2	2.5
Other taxation advisory services	0.1	0.2	0.3
Other services	1.9	1.7	1.2
Total non-audit fees	3.3	5.1	4.0

(1) PricewaterhouseCoopers LLP became the Santander UK group’s principal auditor in 2016. Deloitte LLP was the principal auditor during 2015 and 2014. Excluded from 2016 fees are amounts of £0.2m payable to Deloitte LLP in relation to the 2015 statutory audit.

(2) Fees amounting to £1.1m included as total audit fees in the current year were attributed to audit-related services in the prior year.

Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.3m (2015: £0.2m, 2014: £0.1m).

Audit-related services relate to services performed in connection with the statutory and regulatory filings of the Company and its associates. Of this category £0.6m (2015: £1.4m, 2014: £1.3m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission (SEC) guidance. The remaining £0.7m (2015: £1.8m, 2014: £1.2m) accords with the definition of ‘Audit-related fees’ per that guidance and relates to services performed in connection with securitization, debt issuance and related work and reporting to prudential and conduct regulators which is in accordance with the definition ‘Audit-related fees’ per SEC guidance. Taxation compliance services accord with the SEC definition of ‘Tax fees’ and relate to compliance services performed in respect of US Tax returns and other similar tax compliance services. Other services accord with the SEC definition of ‘All other fees’ and include services performed in respect of the Global Corporate Banking remediation programme. 2015 included services in respect of Santander UK’s preparation for MiFiDII and IFRS9 Implementation. 2014 included services in relation to the ECB’s asset quality review.

A framework for ensuring auditor’s independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments and services by the Santander UK plc Board Audit Committee and services provided by the Santander UK group’s external auditor. No services were provided pursuant to contingent fee arrangements.

8. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2016 £m	2015 £m	2014 £m
Impairment losses on loans and advances:
- Loans and advances to customers (Note 15)	132	156	369
Recoveries of loans and advances, net of collection costs (Note 15)	(65)	(90)	(111)
	67	66	258
Provisions for other liabilities and charges (Note 33)	397	762	416
Total impairment losses and provisions charged to the income statement	464	828	674

There were no impairment losses on loans and advances to banks, loans and receivables securities, available-for-sale securities and held-to-maturity investments.

232 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

9. TAXATION

	Group
	2016 £m	2015 £m	2014 £m
Current tax:
UK corporation tax on profit for the year	610	345	273
Adjustments in respect of prior years	(13)	(16)	(16)
Total current tax	597	329	257
Deferred tax:
(Credit)/charge for the year	(11)	54	37
Adjustments in respect of prior years	11	(3)	(5)
Total deferred tax	-	51	32
Tax on profit	597	380	289

UK corporation tax is calculated at 20% (2015: 20.25%, 2014: 21.5%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was 28% for banking entities and 20% for non-banking entities (2015: 20.25%). The standard rate of UK corporation tax was reduced from 21% to 20% with effect from 1 April 2015 and an 8% surcharge is applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance (No.2) Act 2015, which was substantively enacted on 26 October 2015, introduced reductions in the corporation tax rate from 20% to 19% in 2017 and 18% by 2020.

The Finance Act 2016, introduced a further reduction in the corporation tax rate to 17% from 2020. As this further change was substantively enacted on 6 September 2016, the effects are included in the deferred tax balances at 31 December 2016.

The Santander UK group’s effective tax rate for 2016, based on profit before tax, was 31.2% (2015: 28.3%, 2014: 20.7%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2016 £m	2015 £m	2014 £m
Profit before tax	1,914	1,342	1,399
Tax calculated at a tax rate of 20% (2015: 20.25%, 2014: 21.5%)	383	272	301
Bank surcharge on profits	134	-	-
Non-deductible preference dividends paid	8	6	7
Non-deductible UK Bank Levy	30	20	16
Non-deductible conduct remediation	39	90	-
Other non-equalised items	8	7	(6)
Effect of non-UK profits and losses	(1)	(1)	(1)
Utilisation of capital losses for which credit was not previously recognised	-	(4)	(3)
Effect of change in tax rate on deferred tax provision	(2)	9	(4)
Adjustment to prior year provisions	(2)	(19)	(21)
Tax charge	597	380	289

The increase in effective tax rate from 2015 to 2016 was largely due to the introduction of the 8% surcharge for banking companies, in part offset by lower levels of non-deductible conduct remediation in 2016. It is anticipated that the Santander UK group’s effective tax rate in future periods will continue to be impacted by the 8% surcharge, the level of any non-deductible conduct remediation, changes to the cost of the Bank Levy and reductions in the statutory rate as noted above.

Current tax assets and liabilities

Movements in current tax assets and liabilities during the year were as follows:

	Group
	2016 £m	2015 £m
Assets	51	-
Liabilities	(1)	(69)
At 1 January	50	(69)
Income statement	(597)	(329)
Other comprehensive income	(49)	10
Corporate income tax paid	507	419
Other movements	36	19
	(53)	50
Assets	-	51
Liabilities	(53)	(1)
At 31 December	(53)	50

The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities together with the effects of movements in temporary differences, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.

The Santander UK group proactively engages with HM Revenue & Customs to resolve tax matters relating to prior years. Provision for such matters are described in Note 1 to the Consolidated Financial Statements. It is not expected that there will be any material movement in such provisions within the next twelve months. The Santander UK group adopted the Code of Practice on Taxation for Banks in 2010. More detail on Santander UK’s tax strategy can be found at www.santander.co.uk.

Further information about deferred tax is presented in Note 24.

Santander UK Group Holdings plc 233

Annual Report 2016

Financial statements

10. DIVIDENDS

a) Ordinary share capital

Dividends on ordinary shares declared during the year were as follows:

	Group			Group
	2016 Pence per Share	2015 Pence per share	2014 Pence per share	2016 £m	2015 £m	2014 £m
In respect of current year – first interim	4.49	4.45	2.10	317	314	237
– second interim	3.91	1.44	2.22	276	102	250
	8.40	5.89	4.32	593	416	487

b) Other equity instruments

	Group
	2016 £m	2015 £m	2014 £m
AT1 securities:
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	55	30	-
- £300m Perpetual Capital Securities	23	25	-
- £500m Perpetual Capital Securities	33	49	-
	111	104	-

Further details of these securities can be found in Note 36.

c) Non-controlling interests

	Group
	2016 £m	2015 £m	2014 £m
Santander UK plc issued:
- £300m fixed/floating rate non-cumulative callable preference shares	1	2	19
- £300m Step-up Callable Perpetual Reserve Capital Instruments	17	21	21
PSA Finance UK Limited	12	-	-
	30	23	40

Further details of these securities can be found in Note 37.

11. TRADING ASSETS

		Group
		2016 £m	2015 £m
Loans and advances to banks	- securities purchased under resale agreements	2,757	992
	- other(1)	4,721	4,441
Loans and advances to customers	- securities purchased under resale agreements	7,955	4,352
	- other(1)	2,368	1,608
Debt securities		6,248	5,462
Equity securities		5,986	7,106
		30,035	23,961

(1) Total ‘other’ comprises short-term loans of £920m (2015: £665m) and cash collateral of £6,169m (2015: £5,384m).

Debt securities can be analysed by type of issuer as follows:

	Group
	2016 £m	2015 £m
Issued by public bodies:
- Government securities	5,350	4,494
Issued by other issuers:
- Fixed and floating rate notes: - Government guaranteed	898	968
	6,248	5,462

Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £52m (2015: £126m) and £56m (2015: £91m) respectively.

A significant portion of the debt and equity securities are held in our eligible liquidity pool. They comprise mainly of government bonds and quoted stocks. Detailed disclosures can be found in ‘Liquidity risk’ section of the Risk review.

234 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

12. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives

The Santander UK group transacts derivatives for four primary purposes:

-	To manage the portfolio risks arising from customer business
-	To manage and hedge the Santander UK group’s own risks
-	To create risk management solutions for customers
-	To generate profits through sales activities.

Under IAS 39, all derivatives are classified as ‘held for trading’ (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

-	Those used in sales activities and those providing risk solutions for customers
-	Those used for own risk management purposes but, for various reasons, either the Santander UK group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:
-	Non-qualifying hedging derivatives (economic hedges), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility
-	Derivatives managed in conjunction with financial instruments designated at fair value (the fair value option). The fair value option is described more fully in the Accounting Policy ‘Financial assets’ and Notes 13 and 29. The Santander UK group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the Santander UK group associated with complying with the detailed hedge accounting requirements of IAS 39
-	Derivatives that do not meet the qualifying criteria for hedge accounting, including ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness
-	Derivative contracts that represent the closing-out of existing positions through the use of matching deals.

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

Santander UK Group Holdings plc 235

Annual Report 2016

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

					Group
		2016			2015
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	125,850	2,700	5,040	124,025	3,907	4,364
- Foreign exchange swaps, options and forwards	39,671	964	982	37,879	358	572
	165,521	3,664	6,022	161,904	4,265	4,936
Interest rate contracts:
- Interest rate swaps	719,603	11,928	12,260	579,985	10,828	10,584
- Caps, floors and swaptions	46,705	2,165	2,002	49,325	1,943	1,712
- Futures (exchange traded)	69,501	1	-	38,633	-	1
- Forward rate agreements	106,989	23	79	70,328	3	47
	942,798	14,117	14,341	738,271	12,774	12,344
Equity and credit contracts:
- Equity index swaps and similar products	15,234	1,316	858	19,547	1,377	1,621
- Equity index options (exchange traded)	34	-	1	17,742	88	2
- Credit default swaps and similar products	57	5	1	56	5	2
	15,325	1,321	860	37,345	1,470	1,625
Total derivatives held for trading	1,123,644	19,102	21,223	937,520	18,509	18,905

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	3,819	751	-	3,213	78	113
Interest rate contracts:
- Interest rate swaps	70,849	1,578	1,790	68,905	1,234	1,288
Equity derivative contracts:
- Equity derivatives	74	4	-	-	-	-
	74,742	2,333	1,790	72,118	1,312	1,401
Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	23,786	3,907	8	22,727	989	1,146
Interest rate contracts:
- Interest rate swaps	12,683	120	82	8,407	97	56
Equity derivative contracts:
- Equity derivatives	24	9	-	21	4	-
	36,493	4,036	90	31,155	1,090	1,202
Total derivatives held for hedging	111,235	6,369	1,880	103,273	2,402	2,603
Total derivatives	1,234,879	25,471	23,103	1,040,793	20,911	21,508

236 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £2,091m (2015: £1,320m) and £272m (2015: 458m), respectively, and amounts due to Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £1,850m (2015: £1,502m) and £272m (2015: £427m), respectively. The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 31 December 2016 amounted to £nil (2015: £nil) and £3m (2015: £nil) respectively, with collateral held exceeding the net position.

Derivative assets and liabilities are reported on a gross basis on the balance sheet unless there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously. Further information about offsetting is presented in Note 44.

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
2016	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Traded over the counter £m	Traded on recognised exchanges £m	Traded over the counter £m
Exchange rate contracts	-	-	193,126	193,126	-	8,322	-	6,030
Interest rate contracts	69,501	725,626	231,203	1,026,330	1	15,814	-	16,213
Equity and credit contracts	34	-	15,389	15,423	-	1,334	1	859
	69,535	725,626	439,718	1,234,879	1	25,470	1	23,102

2015
Exchange rate contracts	-	-	187,844	187,844	-	5,333	-	6,195
Interest rate contracts	38,633	529,471	247,479	815,583	-	14,105	1	13,687
Equity and credit contracts	17,742	-	19,624	37,366	88	1,385	2	1,623
	56,375	529,471	454,947	1,040,793	88	20,823	3	21,505

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

			Group
	2016 £m	2015 £m	2014 £m
Fair value hedging:
- (Losses)/gains on hedging instruments	(274)	(26)	(297)
- Gains/(losses) on hedged items attributable to hedged risks	335	87	379
Fair value hedging ineffectiveness	61	61	82
Cash flow hedging ineffectiveness	(33)	(81)	(94)
	28	(20)	(12)

Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

Hedged cash flows

The following tables show when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

									Group
	Up to 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 - 10 years	10 - 20 years	20 - 30 years	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	243	223	218	208	151	397	170	113	1,723
Forecast payable cash flows	(4,055)	(3,427)	(3,708)	(3,018)	(2,350)	(4,692)	(569)	(408)	(22,227)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	240	220	217	202	146	386	169	113	1,693
Forecast payable cash flows	(4,059)	(3,392)	(3,681)	(2,998)	(2,274)	(4,645)	(565)	(401)	(22,015)

2015
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	303	354	355	335	285	696	213	149	2,690
Forecast payable cash flows	(4,260)	(3,446)	(2,308)	(3,158)	(3,936)	(6,321)	(493)	(358)	(24,280)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	307	357	350	330	273	675	211	148	2,651
Forecast payable cash flows	(4,249)	(3,438)	(2,278)	(3,134)	(3,914)	(6,234)	(488)	(353)	(24,088)

There were no transactions for which cash flow hedge accounting had to be ceased during the years ended 31 December 2016 as a result of the cash flows no longer being expected to occur. In 2015, there was one cash flow hedge of equity price risk for which hedge accounting ceased as a result of the cash flows no longer being expected to occur.

During the year, gains and losses transferred from the cash flow hedging reserve to net interest income were a net gain of £167m (2015: £157m, 2014: £112m) and to net trading and other income were a net gain of £3,909m (2015: loss of £462m, 2014: loss of £539m).

Santander UK Group Holdings plc 237

Annual Report 2016

Financial statements

13. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

		Group
	2016 £m	2015 £m
Loans and advances to customers:
- Loans to housing associations	1,215	1,453
- Other loans	516	438
	1,731	1,891
Debt securities:
- Mortgage-backed securities	133	209
- Other asset-backed securities	36	62
- Other securities	240	236
	409	507
	2,140	2,398

Loans and advances to customers represent loans to housing associations secured on residential property and other loans.

-	Loans to housing associations secured on residential property which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss
-	Other loans representing a portfolio of roll-up mortgages, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

Debt securities comprise holdings of mortgage-backed securities, other asset-backed securities and other debt securities principally representing reversionary UK property securities. These securities are managed and their performance evaluated on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was mitigated by the Santander UK group having a charge over the residential properties in respect of lending to housing associations. See ‘Maximum exposure and net exposure to credit risk’ in the ‘Credit risk review’ section of the Risk review.

The net gain during the year attributable to changes in credit risk for loans and advances designated at fair value was £40m (2015: £39m, 2014: £10m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2016 was £169m (2015: £209m).

238 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

14. LOANS AND ADVANCES TO BANKS

	Group
	2016 £m	2015 £m
Placements with other banks - securities purchased under resale agreements	1,462	1,247
- other	2,889	2,296
Amounts due from Banco Santander - securities purchased under resale agreements	-	-
- other	1	8
	4,352	3,551

During the years ended 31 December 2016, 2015 and 2014 no impairment losses were incurred.

Loans and advances to banks are repayable as follows:

	Group
Repayable:	2016 £m	2015 £m
On demand	1,204	1,564
In not more than 3 months	1,072	171
In more than 3 months but not more than 1 year	265	33
In more than 1 year but not more than 5 years	1,523	1,284
In more than 5 years	288	499
	4,352	3,551

15. LOANS AND ADVANCES TO CUSTOMERS

	Group
	2016 £m	2015 £m
Advances secured on residential properties	154,727	153,261
Corporate loans	31,978	31,910
Finance leases	6,730	6,306
Secured advances	10	13
Other unsecured loans	6,165	6,343
Amounts due from fellow Banco Santander subsidiaries and joint ventures	1,112	1,367
Loans and advances to customers	200,722	199,200
Less: impairment loss allowances	(989)	(1,157)
Loans and advances to customers, net of impairment loss allowances	199,733	198,043

Repayable:
On demand	1,268	1,241
In no more than 3 months	6,993	4,684
In more than 3 months but not more than 1 year	6,205	5,687
In more than 1 year but not more than 5 years	28,485	28,783
In more than 5 years	157,771	158,805
Loans and advances to customers	200,722	199,200
Less: impairment loss allowances	(989)	(1,157)
Loans and advances to customers, net of impairment loss allowances	199,733	198,043

Santander UK Group Holdings plc 239

Annual Report 2016

Financial statements

Movement in impairment loss allowances:

					Group
2016	Loans secured on residential property £m	Corporate loans £m	Finance leases £m	Other unsecured advances £m	Total £m
At 1 January 2016:
- Observed
- Individual	26	237	-	-	263
- Collective	133	45	12	78	268
- Incurred but not yet observed	265	113	57	191	626
	424	395	69	269	1,157
Charge/(release) to the income statement:
- Observed
- Individual	(6)	78	-	-	72
- Collective	6	(1)	12	174	191
- Incurred but not yet observed	(116)	(18)	35	(32)	(131)
	(116)	59	47	142	132
Write-offs and other items(1)	(29)	(72)	(3)	(196)	(300)
At 31 December 2016:
- Observed
- Individual	20	247	-	-	267
- Collective	110	40	13	73	236
- Incurred but not yet observed	149	95	100	142	486
	279	382	113	215	989

2015
At 1 January 2015:
- Observed
- Individual	27	354	-	-	381
- Collective	221	58	7	85	371
- Incurred but not yet observed	331	146	47	163	687
	579	558	54	248	1,439
Charge/(release) to the income statement:
- Observed
- Individual	(1)	39	-	-	38
- Collective	(56)	(15)	12	248	189
- Incurred but not yet observed	(66)	(30)	8	17	(71)
	(123)	(6)	20	265	156
Write-offs and other items(1)	(32)	(157)	(5)	(244)	(438)
At 31 December 2015:
- Observed
- Individual	26	237	-	-	263
- Collective	133	45	12	78	268
- Incurred but not yet observed	265	113	57	191	626
	424	395	69	269	1,157

2014
At 1 January 2014:
- Observed
- Individual	39	388	-	-	427
- Collective	264	94	8	80	446
- Incurred but not yet observed	290	151	36	205	682
	593	633	44	285	1,555
Charge/(release) to the income statement:
- Observed
- Individual	(12)	116	-	-	104
- Collective	13	(36)	6	277	260
- Incurred but not yet observed	41	(5)	11	(42)	5
	42	75	17	235	369
Write-offs and other items(1)	(56)	(150)	(7)	(272)	(485)
At 31 December 2014:
- Observed
- Individual	27	354	-	-	381
- Collective	221	58	7	85	371
- Incurred but not yet observed	331	146	47	163	687
	579	558	54	248	1,439

(1) Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Impairment of financial assets’ in Note 1. Mortgage write-offs including this effect were £33m (2015: £40m).

240 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

Recoveries of loans and advances, net of collection costs:

					Group
	Loans secured on residential property £m	Corporate loans £m	Finance leases £m	Other unsecured advances £m	Total £m
2016	4	3	2	56	65
2015	2	3	2	83	90
2014	3	4	2	102	111

Loans and advances to customers have the following interest rate structures:

		Group
	2016 £m	2015 £m
Fixed rate	109,590	104,499
Variable rate	91,132	94,701
Less: impairment loss allowances	(989)	(1,157)
	199,733	198,043

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group
Gross investment:	2016 £m	2015 £m
Within 1 year	3,047	3,264
Between 1-5 years	3,906	3,405
In more than 5 years	264	253
	7,217	6,922
Less: unearned future finance income	(487)	(616)
Net investment	6,730	6,306

The net investment in finance leases and hire purchase contracts represents amounts recoverable as follows:

	Group
	2016 £m	2015 £m
Within 1 year	2,864	2,937
Between 1-5 years	3,670	3,191
In more than 5 years	196	178
	6,730	6,306

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets to its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £19m (2015: £38m) of unguaranteed residual value at the end of the current lease terms, which is expected to be recovered through re-letting or sale. Contingent rent income of £4m (2015: £4m, 2014: £5m) was earned during the year, which was classified in ‘Interest and similar income’.

Finance lease receivable balances are secured over the asset leased. The Santander UK group is not permitted to sell or repledge the asset in the absence of default by the lessee. The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.

Included within loans and advances to customers are advances assigned to bankruptcy remote structured entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and asset or mortgage-backed securities made by the Santander UK group. See Note 16 for further details.

Santander UK Group Holdings plc 241

Annual Report 2016

Financial statements

16. SECURITISATIONS AND COVERED BONDS

The Santander UK group uses structured entities to securitise some of the mortgage and other loans to customers that it originates. The Santander UK group also issues covered bonds, which are guaranteed by a pool of the Santander UK group’s mortgage loans that it has transferred into Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, but also to be used as collateral for raising funds via third party bilateral secured funding transactions or for creating collateral which could in the future be used for liquidity purposes. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium-term funding; this has allowed the Santander UK group to further diversify its medium-term funding investor base. The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December 2016 and 2015 are listed below. The related notes in issue are set out in Note 30.

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

a) Securitisations

The gross assets securitised at 31 December 2016 and 2015 under the structures described below were:

	2016	2015
	Gross assets securitised £m	Gross assets securitised £m
Master Trust Structures:
- Holmes	5,560	7,045
- Fosse	7,182	8,902
- Langton	5,211	6,683
Other securitisation structures:
- Motor	1,117	1,069
- Auto ABS UK Loans	1,260	1,138
	20,330	24,837

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

Holmes

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2016 and 2015 were:

				2016			2015
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Holmes Master Issuer plc – 2010/1	12 November 2010	318	383	-	1,199	674	601
Holmes Master Issuer plc – 2011/1	9 February 2011	-	-	-	809	409	451
Holmes Master Issuer plc – 2011/3	21 September 2011	512	618	-	599	637	-
Holmes Master Issuer plc – 2012/1	24 January 2012	98	118	-	778	216	612
Holmes Master Issuer plc – 2012/2	17 April 2012	585	706	-	960	845	176
Holmes Master Issuer plc – 2012/3	7 June 2012	426	514	-	606	645	-
Holmes Master Issuer plc – 2013/1	30 May 2013	28	-	34	443	386	85
Holmes Master Issuer plc – 2016/1	26 May 2016	1,017	644	584	-	-	-
Beneficial interest in mortgages held by Holmes Trustees Ltd		2,576	-	-	1,651	-	-
		5,560	2,983	618	7,045	3,812	1,925
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 30)			2,983			3,812

242 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

Using a master trust structure, Santander UK plc has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Santander UK plc and Holmes Funding Limited. Proceeds from notes issued to third party investors or the Santander UK group by structured entities under the Holmes master trust structure have been loaned to Holmes Funding Limited, which in turn used the funds to purchase its referred beneficial interests in the portfolio of assets held by Holmes Trustees Limited. The minimum value of assets required to be held by Holmes Trustees Limited is a function of the notes in issue under the Holmes master trust structure and Santander UK plc’s required minimum share. The Holmes securitisation companies have placed cash deposits totalling £231m (2015: £303m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Limited in the trust assets is therefore reduced by this amount.

Holmes Funding Limited has a beneficial interest of £3bn (2015: £5.4bn) in the residential mortgage loans held by Holmes Trustees Limited, the remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc.

In 2016, £1.2bn (2015: £nil) of mortgage-backed notes were issued from Holmes Master Issuer plc. Mortgage-backed securities totalling £3.7bn (2015: £2.7bn) equivalent were redeemed during the year.

Fosse

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2016 and 2015 were:

				2016			2015
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Fosse Master Issuer plc – 2010/1	12 March 2010	446	535	-	494	535	-
Fosse Master Issuer plc – 2010/3	27 July 2010	-	-	-	742	803	-
Fosse Master Issuer plc – 2011/1	25 May 2011	-	-	-	1,256	392	967
Fosse Master Issuer plc – 2011/2	6 December 2011	204	211	34	513	320	235
Fosse Master Issuer plc – 2012/1	22 May 2012	700	738	105	812	774	105
Fosse Master Issuer plc – 2014/1	19 June 2014	366	441	-	463	501	-
Fosse Master Issuer plc – 2015/1	24 March 2015	559	673	-	805	871	-
Beneficial interest in mortgages held by Fosse Master Trust Ltd		4,907	-	-	3,817	-	-
		7,182	2,598	139	8,902	4,196	1,307
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 30)			2,598			4,196

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

Fosse Master Issuer plc has cash deposits totalling £260m (2015: £439m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Limited’s beneficial interest in the assets held by Fosse Trustee Limited is therefore reduced by this amount.

In 2016, there were no mortgage-backed notes issued from Fosse Master Issuer plc (2015: £1bn). Mortgage-backed notes totalling £2.9bn (2015: £5.1bn) equivalent were redeemed during the year.

Langton

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2016 and 2015 were:

				2016			2015
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Langton Securities (2010-1) plc (1)	1 October 2010	987	-	984	1,363	-	1,384
Langton Securities (2010-1) plc (2)	12 October 2010	-	-	-	876	-	889
Langton Securities (2010-2) plc (1)	12 October 2010	-	-	-	601	-	610
Langton Securities (2008-1) plc (2)	23 March 2011	1,376	-	1,372	1,352	-	1,372
Langton Securities (2010-2) plc (2)	28 July 2011	-	-	-	1,580	-	1,604
Beneficial interest in mortgages held by Langton Master Trust Ltd		2,848	-	-	911	-	-
		5,211	-	2,356	6,683	-	5,859

The Langton Master Trust securitisation structure was established in 2008. Notes were issued by the Langton Securities entities to Santander UK plc for the purpose of creating collateral to be used for funding and liquidity. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited. Both Langton Funding (No.1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Langton Mortgages Trustee Limited. The minimum value of assets required to be held by Langton Mortgages Trustee Limited is a function of the notes in issue under the Langton master trust structure and Santander UK plc’s required minimum share.

In 2016 and 2015, there were no issuances from any of the Langton issuing companies. Mortgage-backed notes totalling £3.4bn (2015: £1.3bn) equivalent were redeemed during the year.

Santander UK Group Holdings plc  243

Annual Report 2016

Financial statements

ii) Other securitisation structures

The Santander UK group issues notes through pass-through stand-alone vehicles for the securitisation of receivables derived from credit agreements with retail customers for the purchases of financed vehicles.

Motor

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2016 and 2015 were:

				2016			2015
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m
Motor 2014-1 plc	16 April 2014	125	-	136	343	213	163
Motor 2015-1 plc	2 March 2015	436	352	136	726	628	136
Motor 2016-1 plc	15 December 2016	556	298	300	-	-	-
		1,117	650	572	1,069	841	299
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 30)			650			841

In 2016 there were issuances of £0.6bn (2015: £0.8bn) of asset-backed notes from the Motor securitisation structures. Asset-backed notes totalling £0.5bn (2015: £0.9bn) equivalent were redeemed during the year. Motor 2016-1M Limited borrowed £0.2bn (2015: £nil) through an asset-backed senior loan facility.

Auto ABS UK Loans

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2016 and 2015 were:

				2016			2015
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to PSA Finance UK Limited as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to PSA Finance UK Limited as collateral £m
Auto ABS UK Loans plc	30 April 2017	1,260	1,275	113	1,138	996	188
		1,260	1,275	113	1,138	996	188
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 30)			1,275			996

In 2016, asset-backed notes totalling £0.5bn (2015: £nil) were issued to new senior tranche investors. Additionally, asset-backed notes totalling £0.4bn (2015: £nil) were redeemed during the year as the new investment allowed some existing investors to reduce their holdings. As part of the acquisition of PSA Finance UK Limited in the first half of 2015, the Santander UK group recognised £1.2bn notes issued through Auto ABS UK Loans plc.

b) Covered Bonds

The Santander UK group also issues covered bonds. In this structure, until 1 June 2016, Abbey National Treasury Services plc (the Issuer) issued covered bonds, which are a direct, unsecured and unconditional obligation of the Issuer. The covered bonds benefitted from a guarantee from Santander UK plc and Abbey Covered Bonds LLP. The Issuer makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from Santander UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by the Issuer or Santander UK plc.

With effect on and from 1 June 2016, Santander UK plc was substituted in place of Abbey National Treasury Services plc as principal obligor under the covered bond programme. This substitution was effected pursuant to a deed of substitution, novation and amendment dated 26 April 2016. On and from 1 June 2016, the covered bonds continue to be guaranteed, in respect of payments of interest and principal, by Abbey Covered Bonds LLP, but are not guaranteed by any other entity in the Santander UK group. These steps were taken as Santander UK began repositioning the structure of its funding vehicles in preparation for Banking Reform.

Outstanding balances of loans and advances assigned to the covered bond programme at 31 December 2016 and 2015 were:

			2016			2015
	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Euro 35bn Global Covered Bond Programme	20,263	17,941	-	23,613	17,760	-
Less: Held by the Santander UK group		(1,313)			(1,720)
Total Covered Bonds (See Note 30)		16,628			16,040

244  Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

17. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

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

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group
	2016	2016	2015	2015
Nature of transaction	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m
Sale and repurchase agreements	5,600	3,831	3,856	3,564
Securities lending agreements	244	117	650	600
Securitisations (See Notes 16 and 30)	15,066	7,434	18,049	9,844
	20,910	11,382	22,555	14,008

18. LOANS AND RECEIVABLES SECURITIES

	Group
	2016 £m	2015 £m
Asset-backed securities	257	52
Less: Impairment allowances	-	-
Loans and receivables securities, net of impairment allowances	257	52

Santander UK Group Holdings plc  245

Annual Report 2016

Financial statements

19. AVAILABLE-FOR-SALE SECURITIES

	Group
	2016 £m	2015 £m
Debt securities	10,449	8,883
Equity securities	112	129
	10,561	9,012

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

				Group
2016	Within 1 year £m	1-5 years £m	5-10 years £m	Over 10 years £m	Total £m
Issued by public bodies:
- UK Government	300	508	1,240	175	2,223
- Other Government	-	416	1,149	-	1,565
Banks, Building societies and Other issuers	307	3,359	2,382	613	6,661
	607	4,283	4,771	788	10,449
Weighted average yield	1.87%	1.85%	2.20%	1.46%	1.98%

2015
Issued by public bodies:
- UK Government	617	837	1,510	-	2,964
- Other Government	-	157	259	-	416
Banks, Building societies and Other issuers	281	2,156	2,431	635	5,503
	898	3,150	4,200	635	8,883
Weighted average yield	2.55%	1.78%	2.44%	1.56%	2.16%

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

20. HELD-TO-MATURITY INVESTMENTS

	Group
	2016 £m	2015 £m
Debt securities	6,648	-

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

				Group
2016	Within 1 year £m	1-5 years £m	5-10 years £m	Over 10 years £m	Total £m
UK Government securities	-	-	6,648	-	6,648

Weighted average yield	-	-	1.76%	-	1.76%

During the year, the Santander UK group purchased a portfolio of UK Government debt securities which were classified as held-to-maturity investments on acquisition. At 31 December 2015, the Santander UK group did not hold any held-to-maturity investments. A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

246 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

21. INTERESTS IN OTHER ENTITIES

		Group
	2016 £m	2015 £m
Joint ventures	61	48

The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated in the UK and a number of subsidiaries and joint ventures held directly and indirectly by the Company. The Company has no individually significant associates. Details of subsidiaries, joint ventures and associates are set out in the Shareholder Information section and form an integral part of these financial statements.

a) Interests in subsidiaries

The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Santander UK plc has branches in the Isle of Man and Jersey. Abbey National Treasury Services plc has branch offices in the US and the Cayman Islands.

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (SCUK) purchased 50% of the shares of PSA Finance UK Limited, a company that offers a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. PSA Finance UK Limited has been consolidated as SCUK has control through its ability to direct the activities that most significantly affect SCUK’s return.

Subsidiaries with significant non-controlling interests

The only subsidiary with significant non-controlling interests is PSA Finance UK Limited.

	2016	2015
Proportion of ownership interests and voting rights held by non-controlling interests	50%	50%
Place of business	UK	UK
	£m	£m
Profit attributable to non-controlling interests	27	25
Accumulated non-controlling interests of the subsidiary	150	135
Dividends paid to non-controlling interests	12	-
Summarised financial information:
- Total assets	3,450	3,448
- Total liabilities	3,417	3,399
- Profit for the year	55	50
- Total comprehensive income for the year	55	52

Interests in consolidated structured entities

Structured entities are formed by Santander UK to accomplish specific and well-defined objectives. Santander UK consolidates these structured entities when the substance of the relationship indicates control, as described in Note 1. In addition to the structured entities disclosed in Note 16 which are used for securitisation and covered bond programmes, the only other structured entities consolidated by the Santander UK group are described below. All the external assets in these entities are included in the financial statements and in relevant Notes of these Consolidated Financial Statements. Other than as set out below, no significant judgements were required with respect to control or significant influence.

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

ii) Santander UK Foundation Limited

Santander UK Foundation Limited supports disadvantaged people throughout the UK through the charitable priorities of education and financial capability. The entity was set up by Santander UK and all its revenue arise through donations from Santander UK, and its third party assets are minimal, comprising of available-for-sale assets of £15m (2015: £15m). This entity has been consolidated as Santander UK directs its activities.

Santander UK Group Holdings plc 247

Annual Report 2016

Financial statements

b) Interests in joint ventures

Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In the year ended 31 December 2016, Santander UK’s share in the profit after tax of its joint ventures was £13m (2015: £9m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2016, the carrying amount of Santander UK’s interest was £61m (2015: £48m). At 31 December 2016 and 2015, the joint ventures had no commitments and contingent liabilities.

c) Interests in unconsolidated structured entities

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

i) Santander (UK) Common Investment Fund

In 2008, a common investment fund was established to hold the assets of the Santander UK Group Pension Scheme. The Santander (UK) Common Investment Fund is not consolidated by Santander UK, but its assets of £11,125m (2015: £9,359m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. See Note 34 for further information about the entity. As this entity holds the assets of the pension scheme it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is equal to the sum of the carrying amount of the assets held.

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

iii) Grafton

In December 2016, ANTS plc established Grafton CLO 2016-1 Designated Activity Company (Grafton), a private limited liability company incorporated in Ireland, to issue a £100m Credit Linked Note to third party investors which references a portfolio of ANTS’ loans. Concurrently, Grafton sold credit protection to ANTS in respect of that portfolio and, in return for a fee, is liable to make protection payment amounts to ANTS upon the occurrence of a credit event in relation to any of the referenced entities. Because the third party investors have exposure, or rights, to the variable returns from Grafton, the company is not consolidated by Santander UK. The maximum exposure to loss is equal to any unamortised fees paid to Grafton in connection with the credit protection outlined above.

Structured entities not sponsored by the Santander UK group

Santander UK also has interests in structured entities which it does not sponsor or control. These largely relate to the legacy treasury asset portfolio and consist of holdings of mortgage and other asset-backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. Details of these securities are set out in Note 18. Management has concluded that the Santander UK group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

248 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

22. INTANGIBLE ASSETS

	Group
	2016 £m	2015 £m
Goodwill	1,834	1,834
Other intangibles	482	397
	2,316	2,231

a) Goodwill

	Group
	2016 £m	2015 £m
Cost
At 1 January/ 31 December	1,916	1,916
Accumulated impairment
At 1 January/ 31 December	82	82
Net book value	1,834	1,834

Impairment of goodwill

During 2016 and 2015, no impairment of goodwill was recognised. Impairment testing in respect of goodwill allocated to each cash-generating unit (CGU) is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the CGU are based on customer groups within the relevant business divisions.

The cash flow projections for each CGU are based on the five-year plan prepared for regulatory purposes, based on Santander UK’s 3-Year Plan and approved by the Santander UK plc Board. The assumptions included in the expected future cash flows for each CGU take into consideration the UK economic environment and financial outlook within which the CGU operates. Key assumptions include projected GDP growth rates, the level of interest rates and the level and change in unemployment rates in the UK. The discount rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital allocated by Santander UK to investments in the business division in which the CGU operates. The growth rate used reflects management’s five-year forecasts, with a terminal growth rate for each year applied thereafter, in line with the estimated long-term average UK GDP growth rate.

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

2016
Business Division	CGU	Goodwill £m	Basis of valuation	Discount rate %	Growth rate(1) %
Retail Banking	Personal financial services	1,625	Value in use: cash flow based on 5 year plan	11.4	2
Retail Banking	Consumer finance	175	Value in use: cash flow based on 5 year plan	11.4	1
Retail Banking	Private banking	30	Value in use: cash flow based on 5 year plan	11.4	1
Retail Banking	Other	4	Value in use: cash flow based on 5 year plan	11.4	2
		1,834
2015
Retail Banking	Personal financial services	1,625	Value in use: cash flow based on 5 year plan	10.4	3
Retail Banking	Consumer finance	175	Value in use: cash flow based on 5 year plan	10.4	1
Retail Banking	Private banking	30	Value in use: cash flow based on 5 year plan	10.4	1
Retail Banking	Other	4	Value in use: cash flow based on 5 year plan	10.4	3
		1,834

(1) Average growth rate based on the five-year plan for the first five years and a growth rate of 2.0% (2015: 2.3%) applied thereafter.

In 2016, the discount rate increased by 1 percentage point to 11.4% (2015: 10.4%). The increase reflected changes in current market and economic conditions. In 2016, the change in growth rates reflected Santander UK’s updated strategic priorities in the context of forecast economic conditions.

Santander UK Group Holdings plc 249

Annual Report 2016

Financial statements

b) Other intangibles

	Group
	2016 £m	2015 £m
Cost
At 1 January	601	516
Additions	213	85
Disposals	(54)	-
At 31 December	760	601
Accumulated amortisation / impairment
At 1 January	204	163
Charge for the year	76	41
Disposals	(47)	-
Impairment during the year	45	-
At 31 December	278	204
Net book value	482	397

Other intangible assets consist of computer software. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

In 2016, intangible asset impairment write-downs primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure.

23. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost:
At 1 January 2016	1,071	1,316	434	106	2,927
Additions	25	117	-	19	161
Disposals	(41)	(69)	-	(57)	(167)
At 31 December 2016	1,055	1,364	434	68	2,921
Accumulated depreciation:
At 1 January 2016	197	697	434	2	1,330
Charge for the year	36	135	-	30	201
Disposals	(23)	(44)	-	(34)	(101)
At 31 December 2016	210	788	434	(2)	1,430
Net book value	845	576	-	70	1,491

Cost:
At 1 January 2015	1,099	1,136	434	143	2,812
Additions	19	230	1	21	271
Disposals	(47)	(50)	(1)	(58)	(156)
At 31 December 2015	1,071	1,316	434	106	2,927
Accumulated depreciation:
At 1 January 2015	172	591	417	8	1,188
Charge for the year	36	134	18	39	227
Disposals	(25)	(41)	(1)	(45)	(112)
Impairment during the year	14	13	-	-	27
At 31 December 2015	197	697	434	2	1,330
Net book value	874	619	-	104	1,597

250 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

At 31 December 2016, capital expenditure contracted but not provided for in respect of property, plant and equipment was £48m (2015: £46m). Of the carrying value at the balance sheet date, £22m (2015: £98m) related to assets under construction.

Operating lease assets

The Santander UK group’s operating lease assets consist of motor vehicles and other assets leased to its corporate customers. Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group
	2016 £m	2015 £m
In no more than 1 year	24	25
In more than 1 year but no more than 5 years	36	39
	60	64

Contingent rent income of £4m (2015: £4m) was recognised in the year.

24. DEFERRED TAX

The table below shows the deferred tax assets and liabilities including the movement in the deferred tax account during the year:

	Group
	Fair value of financial instruments £m	Pension remeasurement £m	Cash flow hedges £m	Available-for- sale £m	Tax losses carried forward £m	Accelerated tax depreciation £m	Other temporary differences £m	Total £m
At 1 January 2016	(76)	(115)	(27)	(11)	8	3	(5)	(223)
Income statement charge	44	(53)	-	-	(3)	(8)	20	-
Charged to other comprehensive income	1	133	(23)	(16)	-	-	-	95
At 31 December 2016	(31)	(35)	(50)	(27)	5	(5)	15	(128)

At 1 January 2015	(26)	(26)	(20)	-	11	(9)	11	(59)
Income statement charge	(50)	1	-	-	(3)	17	(16)	(51)
Charged to other comprehensive income	-	(89)	(7)	(11)	-	-	-	(107)
Eliminated on disposal	-	(1)	-	-	-	(5)	-	(6)
At 31 December 2015	(76)	(115)	(27)	(11)	8	3	(5)	(223)

The deferred tax assets/(liabilities) scheduled above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five-year plan (described in Note 22) would not cause a reduction in the deferred tax assets recognised.

At 31 December 2016, the Santander UK group and a trading subsidiary Santander Lending Limited recognised a deferred tax asset of £5m (2015: £8m) in respect of prior year trading losses. Future profit forecasts are such that recognition criteria under IAS 12 have been met. These tax losses do not time expire.

At 31 December 2016, the Santander UK group has recognised UK capital losses carried forward of £nil (2015: £50m). There are no unrecognised capital losses carried forward (2015: £nil).

In addition, the Santander UK group has net operating losses carried forward in the US of $80m (2015: $80m). The deferred tax asset has not been recognised as the Santander UK group does not currently anticipate being able to offset the losses against future profits or gains in order to realise any economic benefit in the foreseeable future.

Santander UK Group Holdings plc 251

Annual Report 2016

Financial statements

25. OTHER ASSETS

	Group
	2016 £m	2015 £m
Trade and other receivables	1,261	1,261
Prepayments	140	87
Accrued income	72	27
	1,473	1,375

Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £5m (2015: £4m) and £12m (2015: £11m) respectively.

26. DEPOSITS BY BANKS

	Group
	2016 £m	2015 £m
Items in the course of transmission	308	326
Deposits by banks - securities sold under repurchase agreements	2,384	3,900
Amounts due to Banco Santander SA:
- securities sold under repurchase agreements	-	309
- other	24	1,014
Amounts due to fellow Banco Santander subsidiaries:
- securities sold under repurchase agreements	-	-
- other	-	135
Deposits held as collateral	755	438
Other deposits(1)	6,298	2,156
	9,769	8,278

(1) Includes drawdown from the TFS of £4,500m (2015: £nil).

	Group
	2016 £m	2015 £m
Repayable:
On demand	2,366	3,331
In not more than 3 months	909	1,258
In more than 3 months but not more than 1 year	650	1,949
In more than 1 year but not more than 5 years	5,751	1,632
In more than 5 years	93	108
	9,769	8,278

252 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

27. DEPOSITS BY CUSTOMERS

	Group
	2016 £m	2015 £m
Current and demand accounts:
- Interest-bearing	85,985	74,256
- Non-interest-bearing	67	532
Savings accounts(1)	58,305	59,420
Time deposits	27,203	27,959
Securities sold under repurchase agreements	502	502
Amounts due to fellow Banco Santander subsidiaries	664	563
	172,726	163,232

Repayable:
On demand	145,810	130,680
In no more than 3 months	4,944	5,670
In more than 3 months but not more than 1 year	13,272	16,392
In more than 1 year but not more than 5 years	7,806	9,968
In more than 5 years	894	522
	172,726	163,232

(1) Includes equity index-linked deposits of £1,618m (2015: £2,029m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,618m and £129m (2015: £2,029m and £160m) respectively.

28. TRADING LIABILITIES

	Group
	2016 £m	2015 £m
Deposits by banks: - securities sold under repurchase agreements	780	1,148
- other(1)	3,420	1,629
Deposits by customers: - securities sold under repurchase agreements	8,018	6,510
- other(1)	541	641
Short positions in securities and unsettled trades	2,801	2,794
	15,560	12,722

(1) Comprises cash collateral of £3,535m (2015: £1,559m) and short-term deposits of £426m (2015: £711m).

Included in the above balances are amounts due to Banco Santander SA of £312m (2015: £nil) and to fellow subsidiaries of Banco Santander SA of £37m (2015: £126m).

29. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group
	2016 £m	2015 £m
US$10bn Euro Commercial Paper Programme	454	474
US$30bn Euro Medium Term Note Programme	184	223
Euro 10bn Note Certificate and Warrant Programme and Global Structured Solutions Programme	1,137	1,184
Warrants programme	2	10
Eurobonds	137	125
Structured deposits	526	-
	2,440	2,016

Santander UK Group Holdings plc 253

Annual Report 2016

Financial statements

Historically, financial liabilities were designated at fair value through profit or loss where they would otherwise be measured at amortised cost, and any embedded derivatives or associated derivatives used to economically hedge the risk are held at fair value. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss.

The fair value is based on quoted prices in an active market for the specific instrument concerned, if available. When quoted market prices are unavailable, the fair value is estimated using valuation techniques, the inputs for which are either based upon quoted prices in an inactive market for the instrument, or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread which is appropriate to the Santander UK group’s liabilities. The change in fair value attributable to the Santander UK group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer or credit default swaps. Each security is then valued using discounted cash flows, incorporating a LIBOR-based discount curve. The difference in the valuations is attributable to the Santander UK group’s own credit spread. This methodology is applied consistently across all securities where it is believed that counterparties would consider the Santander UK group’s creditworthiness when pricing trades.

With effect on and from 1 June 2016, Santander UK plc was substituted in place of Abbey National Treasury Services plc as principal obligor under the US$30bn Euro Medium Term Note Programme. This substitution was effected pursuant to a deed of substitution dated 26 April 2016. On and from 1 June 2016, notes issued under the US$30bn Euro Medium Term Note Programme are the sole liability of Santander UK plc and are not guaranteed by any other entity in the Santander UK group. Santander UK plc also became the issuer for the following standalone securities: the Euro 60m Guaranteed Step-Down Fixed/Inverse Floating Rate Notes due 2019, and the £166,995,000 Zero Coupon Amortising Guaranteed Notes due 2038. These steps were taken as Santander UK began repositioning the structure of its funding vehicles in preparation for Banking Reform.

Details of the main programmes listed above are available on our website www.aboutsantander.co.uk.

Included in the above balances are amounts due to Banco Santander SA of £10m (2015: £25m).

Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £6m (2015: net gain of £23m, 2014: net loss of £1m). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2016 was £22m (2015: cumulative net gain of £16m).

At 31 December 2016, the amount that would be required to be contractually paid at maturity of the securities above was £35m lower (2015: £162m higher) than the carrying value.

30. DEBT SECURITIES IN ISSUE

	Group
	2016 £m	2015 £m
Medium term notes:
- US$30bn Euro Medium Term Note Programme (See Note 29)	10,818	11,404
- Euro 30bn Euro Medium Term Note Programme	1,635	168
- US SEC-registered – Santander UK Group Holdings plc	2,811	674
- US SEC-registered – Santander UK plc	7,499	-
- US SEC-registered – Abbey National Treasury Services plc	-	5,585
- US$20bn Commercial Paper Programme	2,678	2,270
Euro 35bn Global Covered Bond Programme	16,628	16,040
Certificates of deposit	5,217	4,473
Securitisation programmes (See Note 16)	7,506	9,843
	54,792	50,457

Repayable:
On demand	-	-
In not more than 3 months	9,070	5,199
In more than 3 months but not more than 1 year	6,553	6,282
In more than 1 year but not more than 5 years	23,866	19,503
In more than 5 years	15,303	19,473
	54,792	50,457

With effect on and from 1 June 2016, Santander UK plc was substituted in place of Abbey National Treasury Services plc as principal obligor under the Euro 35bn Global Covered Bond Programme, US SEC-registered debt shelf and the US$30bn Euro Medium Term Note Programme. This substitution was effected pursuant to a deed of substitution, novation and amendment dated 26 April 2016. On and from 1 June 2016, the Covered Bonds continue to be guaranteed, in respect of payments of interest and principal, by Abbey Covered Bonds LLP, but are not guaranteed by any other entity in the Santander UK group. On and from 1 June 2016, notes issued under the US$30bn Euro Medium Term Note Programme are the sole liability of Santander UK plc and are not guaranteed by any other entity in the Santander UK group. These steps were taken as Santander UK began repositioning the structure of its funding vehicles in preparation for Banking Reform.

254 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered debt shelf in the name of Santander UK Group Holdings plc has been downstreamed to our operating company Santander UK plc.

Details of the main programmes listed above are available on our website www.aboutsantander.co.uk.

Included in the above balances are amounts due to Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £36m (2015: £67m) and £162m (2015: £60m) respectively.

31. SUBORDINATED LIABILITIES

	Group
	2016 £m	2015 £m
£325m Sterling Preference Shares	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	2	2
Undated subordinated liabilities	768	809
Dated subordinated liabilities	3,189	2,730
	4,303	3,885

The above securities will, in the event of the winding up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the preference shares and preferred securities ranks equally with that of the £300m fixed/floating rate non-cumulative callable preference shares and £300m Step-up Callable Perpetual Reserve Capital Instruments classified as non-controlling interests, as described in Note 37.

The Santander UK group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2015: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

Included in the above balances are amounts due to Banco Santander SA of £650m (2015: £640m).

£325m Sterling Preference Shares

Holders of sterling preference shares are entitled to receive a bi-annual non-cumulative preferential dividend payable in sterling out of the distributable profits of Santander UK plc at a rate of 8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996.

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

Santander UK Group Holdings plc 255

Annual Report 2016

Financial statements

Undated subordinated liabilities

	Group
	2016 £m	2015 £m
10.0625% Exchangeable subordinated capital securities	205	205
Fixed/Floating Rate subordinated notes (Yen 5,000m)	-	29
7.375% 20 Year Step-up perpetual callable subordinated notes	198	205
7.125% 30 Year Step-up perpetual callable subordinated notes	365	370
	768	809

The 10.0625% exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK plc. Exchange may take place on any interest payment date providing that between 30 and 60 days’ notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held.

The Fixed/Floating Rate Subordinated notes are redeemable at par, at the option of Santander UK plc, on 27 December 2016 and each interest payment date (quarterly) thereafter. During 2016, Santander UK plc exercised its options to call these notes and the notes were fully redeemed.

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

Dated subordinated liabilities

	Group
	2016 £m	2015 £m
10.125% Subordinated guaranteed bond 2023	84	90
11.50% Subordinated guaranteed bond 2017	58	63
7.95% Subordinated notes 2029 (US$1,000m)	307	262
6.50% Subordinated notes 2030	40	41
8.963% Subordinated notes 2030 (US$1,000m)	126	107
5.875% Subordinated notes 2031	10	10
9.625% Subordinated notes 2023	134	139
5% Subordinated notes 2023 (US$1,500m)	1,208	1,002
4.75% Subordinated notes 2025 (US$1,000m)	816	678
5.625% Subordinated notes 2045 (US$500m)	406	338
	3,189	2,730

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

Subordinated liabilities are repayable:

	Group
	2016 £m	2015 £m
Less than one year	58	-
In more than 1 year but no more than 5 years	-	63
In more than 5 years	3,131	2,667
Undated	1,114	1,155
	4,303	3,885

256 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

32. OTHER LIABILITIES

	Group
	2016 £m	2015 £m
Trade and other payables	1,994	1,343
Accrued expenses	814	959
Deferred income	63	33
	2,871	2,335

Included in the above balances are amounts due to Banco Santander SA of £214m (2015: £79m), and other subsidiaries of Banco Santander SA outside the Santander UK group of £65m (2015: £55m).

33. PROVISIONS

							Group
	Conduct remediation
	PPI £m	Wealth and Investment £m	Other products £m	Regulatory-related £m	Vacant property £m	Other £m	Total £m
At 1 January 2016	465	146	26	93	68	72	870
Additional provisions	144	-	2	141	(6)	116	397
Used during the year	(152)	(124)	(14)	(138)	(15)	(124)	(567)
At 31 December 2016	457	22	14	96	47	64	700
To be settled:
- Within 12 months	294	22	4	96	25	59	500
- In more than 12 months	163	-	10	-	22	5	200
	457	22	14	96	47	64	700

At 1 January 2015	129	127	35	85	76	39	491
Additional provisions	450	43	7	177	6	79	762
Used during the year	(125)	(24)	(16)	(169)	(14)	(46)	(394)
Transfers	11	-	-	-	-	-	11
At 31 December 2015	465	146	26	93	68	72	870
To be settled:
- Within 12 months	227	146	26	93	22	67	581
- In more than 12 months	238	-	-	-	46	5	289
	465	146	26	93	68	72	870

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

In November 2015, the FCA issued a Consultation Paper 15/39 (Rules and guidance on payment protection insurance complaints) which introduces the concept of unfair commission in relation to Plevin for customer redress plus a deadline by which customers need to make their PPI complaints. On 2 August 2016, the FCA issued Consultation Paper 16/20 (Rules and Guidance on payment protection insurance complaints: Feedback on CP 15/39 and further consultation). The paper outlines the FCA’s proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and also recommends a two-year time bar period starting in June 2017, which is later than proposed in CP 15/39 issued by the FCA in November 2015. The paper also includes proposals in relation to how redress for Plevin-related claims should be calculated including consideration of how profit share arrangements should be reflected in commission levels. These changes may impact on the future amounts expected to be paid. The final rules were expected in December 2016; however, the FCA announced that they would be delayed until the first quarter of 2017 due to the feedback received. Santander UK has applied the principles published in Consultation Paper 16/20 to current assumptions, including the potential impact on the provision in December 2016.

A provision for conduct remediation has been recognised in respect of the misselling of PPI policies. The provision is calculated based on a number of key assumptions which involve significant management judgement. These are:

-	Claim volumes – the estimated number of customer complaints received
-	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favour of the customer
-	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest and commissions and profit share earned on the policy.

Santander UK Group Holdings plc 257

Annual Report 2016

Financial statements

The assumptions have been based on the following:

-	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future
-	Actual claims activity registered to date
-	The level of redress paid to customers, together with a forecast of how this is likely to change over time
-	The impact on complaints levels of proactive customer contact
-	The effect media coverage and time bar are expected to have on the complaints inflows
-	Commission and profit share earned from Insurance providers over the lifetime of the products.

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

	Cumulative to 31 December 2016	Future expected (unaudited)	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	1,209	1,058	25 = £9m
Outbound contact (‘000)	394	15	25 = £19m
Response rate to outbound contact	35%	90%	1% = £0.4m
Average uphold rate per claim(2)	57%	69%	1% = £6m
Average redress per claim(3)	£1,692	£535	£100 =£73m

(1) Excludes invalid claims where the complainant has not held a PPI policy.

(2) Claims include inbound and responses to outbound contact.

(3) The average redress per claim reduced from the cumulative average value at 31 December 2016 of £1,692 to a future average value of £535 due to the inclusion of Plevin cases in the provision, as well as a shift in the complaint mix to a greater proportion of storecards, which typically held lower average balances.

2016 compared to 2015

We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a specific portfolio under a past business review. With the FCA consultation expected to close in the first quarter of 2017, we have assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published, and it is possible further PPI-related provision adjustments will be required in future years.

Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions.

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

At 31 December 2016, the provision was £22m (2015: £146m).

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

258 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS can recover any shortfall of the principal by levying the deposit-taking sector in instalments. The Santander UK group made capital contributions in August 2013, August 2014 and August 2015.

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

Dunfermline Building Society was the first deposit taker to be resolved under the Special Resolution Regime which came into force under the Banking Act 2009. Recoveries were paid to HM Treasury and the FSCS has an obligation to contribute to the costs of the resolution, subject to a statutory cap. The Santander UK group’s contributions in 2015 and 2016 included payments for this resolution.

For the year ended 31 December 2016, the Santander UK group charged £34m (2015: £76m, 2014: £91m) to the income statement in respect of the costs of the FSCS. The charge includes the effect of adjustments to provisions made in prior years as a result of more accurate information now being available.

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

In addition to changes in corporation tax rates, Finance (No.2) Act 2015 reduced the UK Bank Levy rate from 0.21% to 0.18% from 1 January 2016. As a result a rate of 0.18% applied for 2016 (2015: blended rate of 0.1967%). Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The UK Bank Levy is not charged on the first £20bn of chargeable equity and liabilities. Finance (No.2) Act 2015 also introduced subsequent annual reductions to 0.1% from 1 January 2021.

The cost of the UK Bank Levy for 2016 was £107m (2015: £101m, 2014: £74m). The Santander UK group paid £101m in 2016 (2015: £87m) and provided for a liability of £60m at 31 December 2016 (2015: £54m).

c) Vacant property

Vacant property provisions are made by reference to an estimate of any expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a semi-annual basis and will normally run off over the period of the leases concerned, where a property is disposed of earlier than anticipated any remaining balance in the provision relating to that property is released.

d) Other

Other provisions principally comprise amounts in respect of operational loss provisions, restructuring charges and litigation and related expenses.

Santander UK Group Holdings plc 259

Annual Report 2016

Financial statements

34. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

		Group
		2016 £m	2015 £m
Assets/(liabilities)
Funded defined benefit pension scheme – surplus		398	556
Funded defined benefit pension scheme – deficit		(223)	(73)
Unfunded defined benefit pension scheme		(39)	(37)
Total net assets		136	446

Remeasurement (gains)/losses recognised in other comprehensive income during the year were as follows:

	Group
	2016 £m	2015 £m	2014 £m
Pension remeasurement	528	(319)	(132)

a) Defined contribution pension plans

The Santander UK group operates a number of defined contribution pension plans. The assets of the defined contribution pension plans are held and administered separately from those of the Santander UK group. The Santander Retirement Plan, an occupational defined contribution plan, is the plan into which eligible employees are enrolled automatically. The assets of the Santander Retirement Plan are held in separate trustee-administered funds.

An expense of £52m (2015: £50m, 2014: £52m) was recognised for defined contribution plans in the year, and is included in staff costs classified within operating expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2016, 2015 and 2014.

b) Defined benefit pension schemes

The Santander UK group operates a number of defined benefit pension schemes. The main pension scheme is the Santander (UK) Group Pension Scheme. It comprises seven legally segregated sections under the terms of a merger of former schemes operated by Santander UK plc agreed in 2012. The scheme covers 18% (2015: 19%) of the Santander UK group’s employees, and is a closed funded defined benefit scheme. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.

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

Formal actuarial valuation of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally-qualified actuaries and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation for the Santander (UK) Group Pension scheme at 31 March 2013 was finalised in June 2014. The latest triennial funding valuation commenced as at 31 March 2016.

The assets of the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the Scheme remains under regular review. Investment decisions are delegated by the Santander (UK) Group Pension Scheme Trustees to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by six Trustee directors, three appointed by Santander UK plc and three by Santander (UK) Group Pension Trustee Limited. The Trustee directors’ principal duty, within the investment powers delegated to them is to act in the best interest of the members of the Santander (UK) Group Pension Scheme. Ultimate responsibility for investment strategy rests with the Trustee of the Scheme who are required under the Pensions Act 2004 to prepare a statement of investment principles.

The Trustee of the Santander (UK) Group Pension Scheme has developed the following investment principles:

-	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules
-	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation
-	To invest in a manner appropriate to the nature and duration of the expected future retirement benefit payments
-	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

260 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

Key actuarial risks

The Santander UK group’s defined benefit pension schemes expose it to actuarial risks such as investment risk, interest rate risk, longevity risk, salary risk and inflation risk:

Investment risk	The present value of the defined benefit scheme liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on Scheme assets is below this rate, it will create a Scheme deficit.

Interest rate risk	A decrease in the reference bond yield will increase the Scheme liability; however this will be partially offset by an increase in the value of the Scheme’s debt investments.

Longevity risk	The present value of the defined benefit scheme liability is calculated by reference to the best estimate of the life expectancy of scheme participants both during and after their employment. An increase in life expectancy of the scheme participants will increase the scheme’s liability as benefits will be paid for longer.

Salary risk	The present value of the defined benefit scheme’s liability is calculated by reference to the future salaries of scheme participants. As such, an increase in the salary of the scheme participants will increase the scheme’s liability. This risk has been minimised by the introduction of a salary increase cap of 1% p.a. from 1 March 2015.

Inflation risk	An increase in inflation rate will increase the Scheme liability as benefits will increase more quickly, accompanied by an expected increase in the return on the scheme’s investments.

The Santander UK group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.

The total amount charged/(credited) to the income statement, including any amounts classified as redundancy costs and in discontinued operations was as follows:

	Group
	2016 £m	2015 £m	2014 £m
Net interest (income)/expense	(18)	(4)	13
Current service cost	33	37	34
Past service cost/(credit)	1	2	(230)
Administration costs	8	6	7
	24	41	(176)

In 2014, following a review of the Santander (UK) Group Pension Scheme, pension arrangements for colleagues in that Scheme were amended through the introduction of a cap on pensionable pay increases by 1% per annum from 1 March 2015. The impact of this change was a reduction in the defined benefit obligation of £230m, partially offset by a one off contribution to the defined contribution plan for affected member of £10m and implementation costs of £2m. Consequently, a net gain of £218m was recognised in the income statement during the year as set out in Note 6.

The amounts recognised in other comprehensive income during the year were as follows:

	Group
	2016 £m	2015 £m	2014 £m
Return on plan assets (excluding amounts included in net interest expense)	(1,447)	164	(1,048)
Actuarial losses/(gains) arising from changes in demographic assumptions	30	(67)	129
Actuarial (gains)/losses arising from experience adjustments	(80)	(202)	59
Actuarial losses/(gains) arising from changes in financial assumptions	2,025	(211)	728
Cumulative actuarial reserve acquired with subsidiary	-	(3)	-
Pension remeasurement	528	(319)	(132)

Movements in the present value of defined benefit obligations during the year were as follows:

		Group
		2016 £m	2015 £m
Balance at 1 January		(9,004)	(9,314)
Assumed through business combinations		-	(34)
Current service cost		(23)	(25)
Current service cost paid by subsidiaries		(2)	(2)
Current service cost paid by fellow Banco Santander subsidiaries		(8)	(10)
Interest cost		(333)	(338)
Employer salary sacrifice contributions		(7)	(7)
Past service cost		(1)	(2)
Remeasurement gains/(losses):
- Actuarial (losses)/gains arising from changes in demographic assumptions		(30)	67
- Actuarial gains/(losses) arising from experience adjustments		80	202
- Actuarial (losses)/gains arising from changes in financial assumptions		(2,025)	211
Benefits paid		271	248
Balance at 31 December		(11,082)	(9,004)

Santander UK Group Holdings plc 261

Annual Report 2016

Financial statements

Movements in the fair value of scheme assets during the year were as follows:

	Group
	2016 £m	2015 £m
Balance at 1 January	9,450	9,430
Acquired through business combinations	-	47
Interest income	351	342
Contributions paid by employer and scheme members	236	37
Contributions paid by fellow Banco Santander subsidiaries	13	12
Administration costs paid	(8)	(6)
Return on plan assets (excluding amounts included in net interest expense)	1,447	(164)
Benefits paid	(271)	(248)
Balance at 31 December	11,218	9,450

Costs of £8m (2015: £6m, 2014: £7m) associated with the management of scheme assets have been deducted from the interest income on plan assets for the Santander UK group.

The following tables provide information on the composition and fair value of the plan assets at 31 December 2016 and 2015.

2016
					Group
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	148	1	-	-	148	1
Overseas equities	2,064	19	597	5	2,661	24
Corporate bonds	1,778	16	162	1	1,940	17
Government fixed interest bonds	226	2	-	-	226	2
Government index-linked bonds	3,294	29	-	-	3,294	29
Property	-	-	1,361	12	1,361	12
Cash	-	-	197	2	197	2
Other	-	-	1,391	13	1,391	13
	7,510	67	3,708	33	11,218	100

2015
UK equities	122	1	6	-	128	1
Overseas equities	1,668	18	393	4	2,061	22
Corporate bonds	2,225	24	96	1	2,321	25
Government fixed interest bonds	175	2	-	-	175	2
Government index-linked bonds	2,560	27	-	-	2,560	27
Property	-	-	1,402	15	1,402	15
Cash	-	-	169	1	169	1
Other	-	-	634	7	634	7
	6,750	72	2,700	28	9,450	100

Scheme assets are stated at fair value based upon quoted prices in active markets with the exception of property funds and those classified under ‘Other’. The ‘Other’ category consists of asset-backed securities, annuities, funds (including private equity funds) and derivatives that are used to protect against exchange rate, equity market, inflation and interest rate movements. The property funds were valued using market valuations prepared by an independent expert. Of the assets in the ‘Other’ category, investments in absolute return funds and foreign exchange, equity and interest rate derivatives were valued by investment managers by reference to market observable data. Private equity funds were valued by reference to their latest published accounts whilst the insured annuities were valued by scheme actuaries based on the liabilities insured.

The actual gains on scheme assets for the Santander UK group were £1,798m (2015: £177m, 2014: £1,402m).

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2016 and 2015. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

The investment policy and performance of the scheme is monitored regularly by Santander UK plc and the Santander (CF) Trustee to ensure that the risk and return profile of investments meets objectives. Any changes to the investment policy are agreed with the Santander (UK) Group Pension Scheme Trustee and documented in the Statement of Investment Policy for the Common Investment Fund.

The strategic asset allocation target is an asset mix based on up to 20% quoted equities, at least 50% debt instruments (including gilts, index-linked gilts, and corporate bonds) and up to 30% property and alternatives. A strategy is in place to manage interest rate and inflation risk relating to the liabilities. At 31 December 2016, the Santander (UK) Group Pension Scheme held interest rate swaps with a gross notional value of £1,945m (2015: £980m) and inflation swaps with a gross notional value of £1,030m (2015: £1,048m) for the purposes of liability matching.

Funding

In June 2014 in compliance with the Pensions Act 2004, the trustees and the Santander UK group agreed to a new recovery plan in respect of the Scheme (the Defined Benefit Deficit Repair Plan) and schedule of contributions following the finalisation of the 31 March 2013 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with terms of the trustee agreement, the Santander UK group contributed £199m (2015: £nil) to the Scheme in the year, of which £101m was in respect of agreed deficit repair contributions and £98m was in respect of deficit repair contributions due to the Group Section under the current recovery plan for four years from 1 April 2017. The agreed schedule of the Santander UK group’s remaining contributions to the Scheme comprises contributions of £119m each year from 2017 increasing by 5% to 31 March 2023 plus contributions recommencing for the Group Section at £28m per annum increasing at 5% from 1 April 2021 to 31 March 2023. However, this will be reviewed as part of the 2016 actuarial valuation which is ongoing.

262 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were as follows:

	Group

	2016%	2015%	2014%

To determine benefit obligations:
- Discount rate for scheme liabilities	2.8	3.7	3.6
- General price inflation	3.1	3.0	3.0
- General salary increase	1.0	1.0	1.0
- Expected rate of pension increase	2.9	2.8	2.8

	Years	Years	Years

Longevity at 60 for current pensioners, on the valuation date:
- Males	27.8	27.7	27.9
- Females	30.3	30.2	30.3

Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	30.0	29.9	30.2
- Females	32.2	32.2	32.3

The rate used to discount the retirement benefit obligation is based on the annual yield at 31 December of high quality corporate bonds on that date, adjusted to match the terms of the scheme liabilities. The inflation assumption is set based on the Bank of England projected inflation rates over the duration of scheme liabilities weighted by projected scheme cash flows.

As part of the triennial actuarial valuations an independent analysis of the Santander (UK) Group Pension Scheme’s actual mortality experience and expected mortality experience is carried out. Following the March 2013 actuarial valuation review, the Continuous Mortality Investigation Table “S1 Light” continued to be adopted, but the weighting for probability of death was adjusted. To reflect experience, the adjustment adopted in 2014 and 2015 was a loading for the probability of death of 116% for male members and 98% for female members (2013: 103% for both male and female members).

Allowance was then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Table CMI 2013 with a long-term rate of future improvements to life expectancy of 1.5% for male members and 1.25% for female members. At 31 December 2015 the improvement table was updated to the CMI 2015 table to reflect the latest available data from the CMI. At 31 December 2016 the same mortality assumption has been adopted as at the previous year-end. This will be reviewed following the completion of the 2016 formal actuarial valuation.

The table above shows that a participant retiring at age 60 at 31 December 2016 is assumed to live for, on average, 27.8 years in the case of a male member and 30.3 years in the case of a female member (2015: 27.7 years male and 30.2 years female). In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years’ time at age 60.

IAS 19 requires our methodology for calculating Scheme liabilities to have a discount rate based on market yields of high quality corporate bonds of suitable duration and currency. There are only a limited number of higher quality Sterling denominated corporate bonds, particularly those that are longer dated. Therefore, in order to set a suitable discount rate, we need to construct a corporate bond yield curve. There are a number of ways of projecting forward the bond curve beyond the longest dated corporate bond. In the past we projected the bond curve using a gilt yield curve, ignoring high and low outliers in each duration bucket.

In 2016 we looked at a number of alternatives to better reflect our estimate of long-dated credit risk in bond yields appropriate for the cash flow liabilities of the Scheme. Following our review, we enhanced the way we set the discount rate. We now consider a number of different data sources and methods of projecting forward the corporate bond curve. When considering the different models, we project forward the expected cash flows of the Scheme and adopt a single equivalent cash flow weighted discount rate, subject to management judgement.

At the same time, we also enhanced our approach for setting the inflation assumption. In the past we used the spot inflation rate as implied by the Bank of England inflation curve, adjusted for an inflation risk premium. To be consistent with our discount rate methodology, we now set the inflation assumption using the expected cash flows of the Scheme and fitting them to an inflation curve to give a weighted average inflation assumption. We then adjust this by an inflation risk premium. We also adjusted the method of setting the inflation risk premium from a static measure to one based on the nominal level of implied inflation.

The new models were subject to our pensions governance framework and considered by the Board Audit Committee in November 2016. At 31 December 2016 the net accounting deficit of our funded defined benefit pension scheme was £175m (2015: £483m surplus). These changes to our methodology assumptions reduced the value placed on the liabilities of the Scheme by £510m (net of tax) and had a 39 basis points positive impact on the CET1 capital ratio.

Santander UK Group Holdings plc 263

Annual Report 2016

Financial statements

Actuarial assumption sensitivities

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

			Increase/(decrease)

		2016 £m	2015 £m

Discount rate	Change in pension obligation at year-end from a 25 bps increase	(593)	(434)
	Change in pension cost for the year from a 25 bps increase	(21)	(16)

General price inflation	Change in pension obligation at year-end from a 25 bps increase	405	278
	Change in pension cost for the year from a 25 bps increase	13	10

General salary increase	Change in pension obligation at year-end from a 25 bps increase	n/a	n/a

Mortality	Change in pension obligation at year-end from each additional year of longevity assumed	369	218

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

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m

2017	287
2018	307
2019	327
2020	349
2021	373
Five years ending 2026	2,286

The average duration of the defined benefit obligation at 31 December 2016 was 21.0 years (2015: 19.8 years) and comprised:

	2016 years	2015 years

Active members	26.8	25.4
Deferred members	25.7	24.3
Retired members	14.6	13.7

264 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

35. CONTINGENT LIABILITIES AND COMMITMENTS

	Group

	2016 £m	2015 £m

Guarantees given to third parties	1,859	1,568
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	9,462	3,606
- More than one year	32,154	32,147

	43,475	37,321

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

Subsequent assessments are made to ensure that the limit remains appropriate considering any change in the security value or the customer’s financial circumstances. For unsecured overdraft facilities and credit cards, the facilities are granted based on new business risk assessment and are reviewed more frequently based on internal, as well as, external data. The delinquency status of the account would result in the withdrawal of the facility. Corporate facilities can comprise standby and revolving facilities which are subject to ongoing compliance with covenants and may require the provision of agreed security. Failure to comply with these terms can result in the withdrawal of the unutilised facility headroom.

FSCS

As described in Note 33, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. In the event that the FSCS significantly increase the levies to be paid by firms the associated costs to Santander UK group would rise.

Loan representations and warranties

In connection with the securitisations and covered bond transactions described in Note 16, the Santander UK group entities selling the relevant loans into the applicable securitisation or covered bond portfolios make representations and warranties with respect to such loans, in each case as of the date of the sale of the loans into the applicable portfolio. These representations and warranties cover, among other things, the ownership of the loan by the relevant Santander UK group entity, absence of a material breach or default by the relevant borrower under the loan, the loan’s compliance with applicable laws and absence of material disputes with respect to the relevant borrower, asset and loan. The specific representations and warranties made by Santander UK group companies which act as sellers of loans in these securitisations and covered bond transactions depend in each case on the nature of the transaction and the requirements of the transaction structure. In addition, market conditions and credit rating agency requirements may affect the representations and warranties required of the relevant Santander UK group companies in these transactions.

In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-backed securitisations or the covered bond transaction included in Note 16, or if such representations and warranties prove to be materially untrue as at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans (generally at their outstanding principal balance plus accrued interest). These securitisation and covered bond transactions are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. In addition, Santander UK plc’s credit policy explicitly prohibits such lending.

Santander UK Group Holdings plc 265

Annual Report 2016

Financial statements

Similarly, under the auto loan securitisations in Note 16, in the event that there is a breach or inaccuracy in respect of a representation or warranty relating to the loans, the relevant Santander UK group entity who sold the auto loans into the securitisation portfolio, will be required to repurchase such loans from the structure (also at their outstanding principal balance plus accrued interest). In addition to breaches of representation and warranties, under the auto loan securitisations, the seller may also have a repurchase obligation if certain portfolio limits are breached (which include, amongst other things, limits as to the size of a loan given to an individual customer, LTV ratio, average term to maturity and average seasoning).

In the case of a repurchase of a loan from the relevant securitisation or covered bond portfolio, the Santander UK group may bear any subsequent credit loss on such loan. The Santander UK group manages and monitors its securitisation and covered bond activities closely to minimise potential claims.

The outstanding balances under the securitisation and covered bond transactions originated by the Santander UK group are set out in Note 16.

Other legal actions and regulatory matters

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

During the ordinary course of business Santander UK is subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges and enforcement actions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made a provision is established based on management’s best estimate of the amount required at the balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or further time is required to fully assess the merits of the case. In these circumstances no provision will be held. However, Santander UK does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

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

Taxation

The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.

Other

On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. In valuing the preferred stock, Santander UK makes adjustments for illiquidity and the potential for changes in conversion. Visa Inc. may have recourse to a general indemnity in place under Visa Europe Operating Regulations for damages not satisfied through the above mechanism. As part of the sale of subsidiaries, and as is normal in such circumstances, the Santander UK group has given warranties and indemnities to the purchasers.

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

Operating lease commitments

		Group
	2016 £m	2015 £m
Rental commitments under non-cancellable operating leases:
- No later than 1 year	82	79
- Later than 1 year but no later than 5 years	252	272
- Later than 5 years	134	144
	468	495

Under the terms of these leases, the Santander UK group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Santander UK group has the option to reacquire the freehold of certain properties.

During 2016, Santander UK group rental expense amounted to £61m (2015: £61m, 2014: £67m) in respect of minimum rentals. There was no sub-lease rental income, and no contingent rent expense included in this rental expense.

266 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

36. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

		Group
	2016 £m	2015 £m
Ordinary share capital	7,060	7,060
AT1 securities:
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	745	745
- £300m Perpetual Capital Securities	300	300
- £500m Perpetual Capital Securities	500	500
	8,605	8,605

a) Share capital

Issued and fully paid share capital	Ordinary shares of £1 each
	No.	£m
At 31 December 2015, 1 January 2016 and 31 December 2016	7,060,000,000	7,060

b) Other equity instruments

Other equity instruments include AT1 securities issued by the Company in 2014 and 2015. The AT1 securities are perpetual securities with no fixed maturity and qualify as AT1 instruments under the CRD IV.

The £500m and £300m Perpetual Capital Securities issued in 2014 and the £750m Fixed Rate Reset Perpetual AT1 Capital Securities issued in 2015 meet the CRD IV AT1 rules and are fully recognised as AT1 capital.

£750m Fixed Rate Reset Perpetual AT1 Capital Securities

On 10 June 2015, the Company issued £750m Fixed Rate Reset Perpetual AT1 Capital Securities, of which £650m was subscribed by third party investors and £100m by the Company’s immediate parent, Banco Santander SA. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from September 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.375% per annum until 24 June 2022; thereafter, the distribution rate resets every five years to a rate of 5.543% per annum above the then prevailing 5 year sterling mid swap rate. The Fixed Rate Reset Perpetual AT1 Capital Securities will be automatically written down should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Fixed Rate Reset Perpetual AT1 Capital Securities are redeemable at the option of the Company on 24 June 2022 or on any reset date thereafter. No such redemption may be made without the consent of the PRA.

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

Santander UK Group Holdings plc 267

Annual Report 2016

Financial statements

37. NON-CONTROLLING INTERESTS

	2016 £m	2015 £m
Santander UK plc issued:
- £300m fixed/floating rate non-cumulative callable preference shares	14	14
- £300m Step-up Callable Perpetual Reserve Capital Instruments	235	235
- £300m Step-up Callable Perpetual Preferred Securities	-	7
PSA Finance UK Limited	150	135
	399	391

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

£300m Step-up Callable Perpetual Preferred Securities

The £300m Step-up Callable Perpetual Preferred Securities are perpetual securities and pay a coupon on 22 March each year. At each payment date, Santander UK plc can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then Santander UK plc may not pay a dividend on any share until it next makes a coupon payment (including payment of any deferred coupons). Santander UK plc can be obliged to make payment in the event of winding up. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The Perpetual Preferred securities are redeemable at the option of Santander UK plc on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the PRA. As part of a capital management exercise, the outstanding balance of the Perpetual Preferred Securities was purchased on 22 March 2016.

268 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

38. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group
	2016 £m	2015 £m	2014 £m
Profit for the year	1,317	962	1,110
Non-cash items included in profit:
Depreciation and amortisation	322	295	482
Amortisation of premiums/(discounts) on debt securities	29	67	(22)
Provisions for other liabilities and charges	397	762	416
Impairment losses	132	156	369
Corporation tax charge	597	380	289
Other non-cash items	(628)	151	(24)
Pension charge/(credit) for defined benefit pension schemes	26	29	(204)
	2,192	2,802	2,416
Changes in operating assets and liabilities:
Net change in cash and balances held at central banks	(30)	(22)	(3)
Net change in trading assets	(2,049)	(4,237)	(4,989)
Net change in derivative assets	(4,560)	2,110	(2,972)
Net change in financial assets designated at fair value	257	480	(133)
Net change in loans and advances to banks and customers	(2,262)	(7,786)	(3,559)
Net change in other assets	(121)	(532)	(6)
Net change in deposits by banks and customers	11,201	8,561	6,565
Net change in derivative liabilities	1,595	(1,224)	3,869
Net change in trading liabilities	2,837	(2,606)	(5,942)
Net change in financial liabilities designated at fair value	336	27	240
Net change in debt securities in issue	399	(1,166)	310
Net change in other liabilities	1,604	(139)	(567)
Effects of exchange rate differences	3,885	(559)	(613)
Net cash flows from operating activities before tax	15,284	(4,291)	(5,384)
Corporation tax paid	(507)	(419)	(149)
Net cash flows from operating activities	14,777	(4,710)	(5,533)

b) Analysis of cash and cash equivalents in the balance sheet

		Group
	2016 £m	2015 £m
Cash and balances at central banks	17,107	16,842
Less: regulatory minimum cash balances	(370)	(340)
	16,737	16,502
Net trading other cash equivalents	6,537	2,068
Net non-trading other cash equivalents	2,435	1,784
Cash and cash equivalents	25,709	20,354

c) Acquisition of subsidiaries

Consideration paid in connection with the acquisition of PSA Finance UK Limited in 2015 (see Note 21) was satisfied by cash and cash equivalents.

d) Sale of subsidiaries, associated undertakings and businesses, and discontinued operations

In 2016, the Santander UK group sold a number of subsidiaries for a cash consideration of £149m. The net assets disposed of consisted of other assets and other liabilities of £138m.

Santander UK Group Holdings plc 269

Annual Report 2016

Financial statements

39. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet in accordance with IFRS.

	Group
	2016 £m	2015 £m
On-balance sheet:
Treasury bills and other eligible securities	6,491	5,224
Cash	4,123	3,554
Loans and advances to customers - securitisations and covered bonds (See Note 16)	40,230	47,501
Loans and advances to customers	10,601	4,348
Debt securities	755	1,169
Equity securities	5,637	6,178
	67,837	67,974
Off-balance sheet:
Treasury bills and other eligible securities	15,013	9,871
Debt securities	331	373
Equity securities	1,557	709
	16,901	10,953

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2016 was £17,359m (2015: £13,868m), of which £4,949m (2015: £6,543m) were classified within ‘loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds

As described in Note 16, Santander UK plc and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to structured securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2016, £363m (2015: £947m) of loans were so assigned by the Santander UK group.

Santander UK plc also has a covered bond programme, whereby securities are issued to investors and are secured by a pool of residential mortgages. At 31 December 2016, the pool of residential mortgages for the covered bond programme was £20,263m (2015: £23,613m).

270 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

At 31 December 2016, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £24,134m (2015: £25,885m), including gross issuance of £2,771m (2015: £3,068m) and redemptions of £6,844m (2015: £9,840m). At 31 December 2016, a total of £4,998m (2015: £11,110m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £2,764m at 31 December 2016 (2015: £5,393m), or for creating collateral which could in the future be used for liquidity purposes.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £27,975m at 31 December 2016 (2015: £20,547m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2016, £3,523m (2015: £3,554m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table above.

b) Collateral accepted as security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group
	2016 £m	2015 £m
On-balance sheet:
Trading liabilities	3,535	1,559
Deposits by banks	785	1,443
	4,320	3,002
Off-balance sheet:
Trading liabilities	26,980	16,870
Deposits by banks	1,167	499
	28,147	17,369

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2016, the fair value of such collateral received was £15,483m (2015: £3,996m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £12,664m at 31 December 2016 (2015: £13,373m) and are offset by a contractual right to receive stock lent by the Santander UK group.

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2016, £4,320m (2015: £3,002m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

Santander UK Group Holdings plc 271

Annual Report 2016

Financial statements

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

The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the year for liabilities arising from share-based payment transactions was £4.4m (2015: £nil), none of which had vested at 31 December 2016 (2015: nil). Cash received from the exercise of share options was £nil (2015: £nil, 2014: £1m).

The main schemes are:

a) Sharesave Schemes

The Santander UK group launched its ninth HM Revenue & Customs approved Sharesave Scheme under Banco Santander SA ownership in September 2016. The first eight Sharesave Schemes were launched each year from 2008 to 2015 in the month of September under broadly similar terms as the 2016 Scheme. Under, the Sharesave Scheme’s current HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the expiry of a fixed term of three or five years after the grant date, the employees have the option to use these savings to acquire shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander SA group. Participants in the scheme have six months from the date of vest in which the option can be exercised.

The fair value of each Sharesave option for 2016, 2015 and 2014 has been estimated at the date of acquisition or grant using a Partial Differentiation Equation model with the following assumptions:

	2016	2015	2014
Risk free interest rate	0.31%-0.41%	1.06%-1.37%	1.56%-1.97%
Dividend yield	6.28%-6.46%	6.91%-7.36%	10.16%-10.82%
Expected volatility of underlying shares based on implied volatility to maturity date of each scheme	31.39%-32.00%	28.54%-29.11%	24.16%-24.51%
Expected lives of options granted under 3 and 5 year schemes	3 and 5 years	3 and 5 years	3 and 5 years

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

	2016		2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000s	£	‘000s	£	‘000s	£
Options outstanding at the start of the year	24,762	3.53	19,122	4.19	15,895	3.98
Options granted during the year	17,296	4.91	14,074	3.13	6,745	4.91
Options exercised during the year	(338)	3.67	(1,839)	3.75	(1,375)	4.36
Options forfeited/expired during the year	(12,804)	3.51	(6,595)	4.50	(2,143)	4.85
Options outstanding at the end of the year	28,916	3.08	24,762	3.53	19,122	4.19
Options exercisable at the end of the year	2,334	4.30	2,807	3.76	517	5.28

The weighted average grant-date fair value of options granted under the Sharesave scheme during the year was £0.65 (2015: £0.50, 2014: £0.56). The weighted average share price at the date the share options were exercised was £3.79 (2015: £3.79, 2014: £5.59).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2016 and 2015.

	2016		2015
	Options outstanding		Options outstanding
Range of exercise prices	Weighted average remaining contractual life years	Weighted average exercise price £	Weighted average remaining contractual life years	Weighted average exercise price £
£2 to £3	4	2.75	-	-
£3 to £4	3	3.28	3	3.32
£4 to £5	2	4.82	2	4.84

272  Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

b) Long-Term Incentive Plan (LTIP)

The LTIP was reintroduced in 2014 and amended for 2015 awards under which conditional cash awards were made to certain Executive Directors, Key Management Personnel (as defined in Note 41) and other nominated individuals which are converted into shares in Banco Santander SA at the time of vesting and deferred for three years. There was no LTIP awarded in 2016 due to the introduction of a single variable remuneration framework across the Banco Santander group.

The LTIP plans granted in 2015 and 2014 involve a one-year performance cycle for vesting with further three-year performance conditions applied to the deferral of 2015 awards. Beneficiaries were allocated an initial award determined in GBP which was converted into shares in Banco Santander SA in January 2015 and January 2016 respectively. The 2014 LTIP vested at 100% in January 2015 based on Banco Santander SA’s relative Total Shareholder Return (TSR) performance in 2014 versus a comparator group and deferred over three years. The 2015 LTIP vested at 91.5% in January 2016 based on Banco Santander SA’s Earnings Per Share (EPS) and Return on Tangible Equity (RoTE) performance against budget in 2015 and was deferred for three years.

2015 LTIP

Employees were allocated an initial award determined in GBP in 2015 which was converted into shares in Banco Santander SA, in January 2016. The 2015 LTIP vested at 91.5% based on Banco Santander SA’s relative EPS and RoTE performance in 2015 versus a comparator group. The vested award will be deferred over three years and payable in 2019 subject to Banco Santander SA’s continuing relative performance to comparators of EPS, RoTE and other non-financial measures such as Top 3 best bank to work for, Top 3 in customer satisfaction and loyal customers as well as continuing employment.

The following table summarises the movement in the value of conditional awards in the 2015 LTIP during 2016 and 2015:

	2016 £000	2015 £000
Conditional awards at the beginning of the year	6,769	-
Conditional awards made during the year	-	6,769
Conditional awards forfeited or cancelled during the year	(51)	-
Conditional awards outstanding at the end of the year	6,718	6,769

The amount that could vest after the deferral period will depend 25% on EPS growth vs Peers, 25% on RoTE, 20% on Top 3 best bank to work for, 15% on Top 3 bank in customer satisfaction and 15% on loyal customers. The peer group against whom the EPS growth will be measured is a comparator group of 17 financial institutions. EPS and RoTE will be measured over a three-year period from 2015 to 2017, others will be tested once in 2017.

Banco Santander SA’s place in the EPS ranking	Percentage of maximum shares in that tranche to be delivered %
1st to 5th	100
6th	87.5
7th	75
8th	62.5
9th	50
10th and below	-

Percentage of maximum shares in that tranche to be delivered
Banco Santander SA’s RoTE	%
12% or above	100
11-12%	75
Below 11%	-

On a country level, 100% vests if rated top 3 best bank to work for and top 3 in customer satisfaction. 100% vests if the target for loyal customers is met in December 2017 weighted equally between retail and corporate customers. For full vesting at the Banco Santander group level, at least 6 of the 10 core countries for Banco Santander should get the top 3 best bank to work for, must be top 3 in customer satisfaction in all 10 countries, must have 17 million retail and 1.1 million corporate loyal customers. A sliding scale applies below this threshold with 50% vesting if there are 15 million retail and 1 million corporate loyal customers, any less would lead to no vesting.

2014 LTIP

Employees were allocated an initial award determined in GBP in 2014 which was converted into shares in Banco Santander SA in January 2015. The 2014 LTIP vested at 100% based on Banco Santander SA’s relative TSR performance in 2014 versus a comparator group. The vested award will be deferred over three years and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander SA’s continuing relative TSR performance to comparators and continuing employment.

The following table summarises the movement in the value of conditional awards in the 2014 LTIP during 2016, 2015 and 2014:

	2016 £000	2015 £000	2014 £000
Conditional awards at the beginning of the year	5,102	5,355	-
Conditional awards made during the year	-	-	5,355
Conditional awards forfeited or cancelled during the year	(1,909)	(253)	-
Conditional awards outstanding at the end of the year	3,193	5,102	5,355

See Note 41 for details of conditional share awards made to certain Executive Directors and Other Key Management Personnel under the LTIP.

Santander UK Group Holdings plc  273

Annual Report 2016

Financial statements

c) Deferred shares

Deferred incentive awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2016, in compliance with the PRA Rulebook and Remuneration Code, conditional share awards were made to Santander UK employees (designated as Code Staff). Such employees receive part of their annual bonus as a deferred award comprising 50% in shares, and 50% in cash. Any deferred awards, including those in Banco Santander SA shares, are dependent on future service. For 2016 bonus awards, deferral of the award is over a three, five or seven-year period, dependent on Code Staff categorisation or Senior Manager Function designation, with delivery of equal tranches of shares taking place on or around the anniversary of the initial award. Deferred awards in shares are subject to an additional one-year retention period from the point of delivery.

Code Staff are required to defer either 40% or 60% of any annual bonus (40% for variable pay of less than £500,000, 60% for variable pay at or above this amount). Vesting of both deferred incentive awards and long-term incentive awards is subject to risk and performance adjustment in the event of deficient performance and prudent financial control provisions in accordance with the PRA Rulebook and Remuneration Code. For Code Staff, any variable remuneration paid for performance after 1 January 2015, is also subject to clawback in line with the PRA Rulebook and Remuneration Code.

d) Other arrangements and schemes

The Santander UK group also operates a Partnership Shares scheme for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can elect to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to purchase Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 2,110,617 shares were outstanding at 31 December 2016 (2015: 1,772,800 shares).

41. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in these financial statements reflect their remuneration in respect of the Santander UK plc group for 2016, 2015 and 2014.

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the Santander UK group is set out in aggregate below.

Directors’ remuneration	2016 £	2015 £	2014 £
Salaries and fees	3,604,999	4,694,260	5,469,334
Performance-related payments (1)	2,330,000	2,607,407	5,459,000
Other fixed remuneration (pension and other allowances & non-cash benefits)	635,493	1,002,320	1,064,984
Expenses	120,302	115,382	162,723
Total remuneration	6,690,794	8,419,369	12,156,041

Directors’ and Other Key Management Personnel remuneration
Short-term employee benefits(2)	24,757,161	19,950,608	24,812,667
Post-employment benefits	1,918,144	1,825,688	1,421,603
Share-based payments	-	400,948	154,506
Other long-term benefits	-	-	-
Termination benefits	-	-	-
	26,675,305	22,177,244	26,388,776
(1)	In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 40.
(2)	Excludes payments made as buy-outs of deferred performance-related payments in 2016 of £2,732,357 in connection with previous employment for five individuals (2015: £3,453,956 for five individuals; 2014: £1,610,630 for three individuals).

In 2016, the remuneration, excluding pension contributions, of the highest paid Director, was £4,535,756 (2015: £3,957,819) of which £2,330,000 (2015: £1,760,000) was performance related. In 2016, there was no pension benefit accrued for the highest paid Director but in respect of the qualifying past services to Santander UK to 31 May 2009 he has a deferred pension benefit accruing under a defined benefit scheme of £15,450 p.a. (2015: £15,450 p.a), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander SA).

274  Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

b) Retirement benefits

Defined benefit pension schemes are provided to certain employees. See Note 34 for a description of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme of £15,450 p.a. in respect of the qualifying services to Santander UK and based on previous service with Santander UK to 31 May 2009 (2015: £15,450). Ex gratia pensions paid to former Directors of Santander UK plc in 2016, which have been provided for previously, amounted to £14,893 (2015: £14,893, 2014: £14,893). In 1992, the Board decided not to award any new such ex gratia pensions.

c) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel (Defined as the Board of the Company and the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the course of normal banking business.

	2016		2015
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	18	5,492	10	3,768
Net movements in the year	(1)	(297)	8	1,724
At 31 December	17	5,195	18	5,492
Deposit, bank and instant access accounts and investments
At 1 January	26	14,678	18	16,882
Net movements in the year	-	(5,540)	8	(2,204)
At 31 December	26	9,138	26	14,678

During the year ended 31 December 2016, two Directors undertook sharedealing transactions through the Santander UK group’s execution-only stockbroker (2015: five Directors) with an aggregate net value of £10,080 (2015: £156,699). Any transactions were on normal business terms and standard commission rates were payable.

In 2016 and 2015, no Director held any interest in the shares of any company within Santander UK at any time and no Director exercised or was granted any rights to subscribe for shares in any company within Santander UK. In addition, in 2016 and 2015, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company.

Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other Key Management Personnel and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Santander UK group. Investments are entered into by Directors, Other Key Management Personnel and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within Santander UK group.

In 2016, loans were made to five Directors (2015: six Directors), with a principal amount of £25,560 outstanding at 31 December 2016 (2015: £28,733). In 2016, loans were made to twelve members of Santander UK’s Key Management Personnel (2015: twelve), with a principal amount of £5,169,234 outstanding at 31 December 2016 (2015: £5,462,770).

In 2016 and 2015, there were no other transactions, arrangements or agreements with Santander UK in which Directors or Key Management Personnel or persons connected with them had a material interest. In addition, in 2016 and 2015, no Director had a material interest in any contract of significance other than a service contract with Santander UK at any time during the year.

d) Santander Long-Term Incentive Plan

In 2016, no Executive Directors (2015: one, 2014: three) or Other Key Management Personnel (2015: thirteen, 2014: nine) were granted conditional awards under the Santander LTIP. No LTIP award was granted in 2016.

Santander UK Group Holdings plc 275

Annual Report 2016

Financial statements

42. RELATED PARTY DISCLOSURES

a) Parent undertaking and controlling party

The Company’s immediate and ultimate parent and controlling party is Banco Santander SA, a company incorporated in Spain. The smallest and largest groups into which the Santander UK group’s results are included are the group accounts of Banco Santander SA, copies of which may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN, or on the Banco Santander corporate website (www.santander.com).

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year-end:

									Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2016 £m	2015 £m
Ultimate parent	(81)	(76)	(370)	188	99	74	2,148	1,458	(3,096)	(3,636)
Fellow subsidiaries	(271)	(439)	(520)	653	743	867	363	1,078	(1,163)	(1,351)
Associates & joint ventures	(27)	(24)	(25)	1	-	-	1,090	849	(37)	(15)
	(379)	(539)	(915)	842	842	941	3,601	3,385	(4,296)	(5,002)

In 2015, the Company issued £750m Fixed Rate Reset Perpetual AT1 Capital Securities, of which £650m was subscribed by third party investors and £100m by the Company’s immediate parent, Banco Santander SA. In 2014, the Company issued £800m Perpetual Capital Securities to its immediate parent company, Banco Santander SA which were 100% subscribed by the Company. Details of these securities can be found in Note 36. In turn, Santander UK plc issued similar securities.

Further information on balances due from/(to) other Banco Santander group companies is set out in the section ‘Balances with other Banco Santander group companies’ in the Risk review. In 2013, Banco Santander SA sold 50% of its interest in its international asset management business to US private equity investors. Santander UK plc has guaranteed certain of Banco Santander SA’s obligations under the transaction. Under the terms of the transaction, Santander UK plc’s obligations are fully cash collateralised by Banco Santander SA at all times so that Santander UK plc has no residual credit exposure. The amount of cash collateral in relation to this transaction was £334m at 31 December 2016 (2015: £1,002m) and has been included in Deposits by banks. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 34. Further information on related party transactions during the year and balances outstanding at the year-end is described in the other Notes.

The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

276 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

	Group
	2016			2015
	Held at fair value	Held at amortised cost	Total	Held at fair value	Held at amortised cost	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	-	17,107	17,107	-	16,842	16,842
Trading assets	30,035	-	30,035	23,961	-	23,961
Derivative financial instruments	25,471	-	25,471	20,911	-	20,911
Financial assets designated at fair value	2,140	-	2,140	2,398	-	2,398
Loans and advances to banks	-	4,352	4,352	-	3,551	3,551
Loans and advances to customers	-	199,733	199,733	-	198,043	198,043
Loans and receivables securities	-	257	257	-	52	52
Available-for-sale securities	10,561	-	10,561	9,012	-	9,012
Held-to-maturity investments	-	6,648	6,648	-	-	-
Macro hedge of interest rate risk	-	1,098	1,098	-	781	781
	68,207	229,195	297,402	56,282	219,269	275,551
Non-financial assets			5,739			5,858
			303,141			281,409
Liabilities
Deposits by banks	-	9,769	9,769	-	8,278	8,278
Deposits by customers	-	172,726	172,726	-	163,232	163,232
Trading liabilities	15,560	-	15,560	12,722	-	12,722
Derivative financial liabilities	23,103	-	23,103	21,508	-	21,508
Financial liabilities designated at fair value	2,440	-	2,440	2,016	-	2,016
Debt securities in issue	-	54,792	54,792	-	50,457	50,457
Subordinated liabilities	-	4,303	4,303	-	3,885	3,885
Macro hedge of interest rate risk	-	350	350	-	110	110
	41,103	241,940	283,043	36,246	225,962	262,208
Non-financial liabilities			4,014			3,539
			287,057			265,747

Santander UK Group Holdings plc 277

Annual Report 2016

Financial statements

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

278 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

c) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2016 and 2015, including their levels in the fair value hierarchy – level 1, level 2 and level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Cash and balances at central banks which comprise of demand deposits with the Bank of England and the US Federal Reserve together with cash in tills and ATMs have been excluded from the table, as the carrying amount of cash and balances at central banks is deemed an appropriate approximation of fair value. The fair value of the portfolio of UK Government debt securities acquired during the year and classified as held-to-maturity investments, as referred to in Note 1, is categorised in Level 1 of the fair value hierarchy. Apart from these securities, there were no other financial instruments carried at amortised cost whose fair values would be classified in level 1.

		Group
		2016					2015
		Fair value					Fair value
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Carrying value £m	Level 2 £m	Level 3 £m	Total £m	Carrying value £m
Assets
Loans and advances to banks		-	3,741	478	4,219	4,352	3,009	431	3,440	3,551

Loans and advances to customers	Advances secured on residential property	-	-	157,961	157,961	154,448	-	156,105	156,105	152,837
	Corporate loans	-	6,739	24,851	31,590	31,596	6,426	24,821	31,247	31,515
	Other advances	-	-	13,680	13,680	13,689	-	13,683	13,683	13,691
		-	6,739	196,492	203,231	199,733	6,426	194,609	201,035	198,043

Loans and receivables securities		-	272	-	272	257	63	-	63	52
Held-to-maturity investments		6,436	-	-	6,436	6,648	-	-	-	-

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	-	2,406	-	2,406	2,384	4,265	-	4,265	4,209
	Other deposits		6,954	438	7,392	7,385	3,577	501	4,078	4,069
		-	9,360	438	9,798	9,769	7,842	501	8,343	8,278

Deposits by customers	Current and demand accounts	-	-	86,716	86,716	86,716	-	75,351	75,351	75,351
	Savings accounts	-	-	58,461	58,461	58,305	-	59,580	59,580	59,420
	Time deposits	-	-	27,260	27,260	27,203	-	28,085	28,085	27,959
	Securities sold under agreements to repurchase	-	582	-	582	502	546	-	546	502
		-	582	172,437	173,019	172,726	546	163,016	163,562	163,232

Debt securities in issue	Bonds and medium-term notes	-	49,099	-	49,099	47,286	42,267	-	42,267	40,614
	Securitisation programmes	-	6,410	1,196	7,606	7,506	8,942	997	9,939	9,843
		-	55,509	1,196	56,705	54,792	51,209	997	52,206	50,457

Subordinated liabilities		-	4,548	-	4,548	4,303	4,022	-	4,022	3,885

Santander UK Group Holdings plc 279

Annual Report 2016

Financial statements

The fair values and carrying values of loans and advances to customers may be further analysed, between those that are impaired and those that are not impaired, as follows:

		Group
		Impaired		Not impaired		Total
		Fair	Carrying	Fair	Carrying	Fair	Carrying
		Value	value	value	value	value	value
2016		£m	£m	£m	£m	£m	£m
Loans and advances to customers	Advances secured on residential property	551	576	157,410	153,872	157,961	154,448
	Corporate loans	254	348	31,336	31,248	31,590	31,596
	Other loans	19	26	13,661	13,663	13,680	13,689
		824	950	202,407	198,783	203,231	199,733

2015
Loans and advances to customers	Advances secured on residential property	545	583	155,560	152,254	156,105	152,837
	Corporate loans	237	324	31,010	31,191	31,247	31,515
	Other loans	8	11	13,675	13,680	13,683	13,691
		790	918	200,245	197,125	201,035	198,043

There are no loans and advances to banks, loans and receivable securities and held-to-maturity investments that are impaired.

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

Loans and advances to customers

The approach to estimating the fair value of loans and advances to customers has been determined by discounting expected cash flows to reflect current market rates for lending of a similar credit quality. The determination of their fair values is an area of considerable estimation and uncertainty as there is no observable market and values are significantly affected by customer behaviour.

i) Advances secured on residential property

The mortgage portfolio is stratified into tranches by LTV; (being a significant driver of market pricing) and the fair value of each tranche is calculated by discounting contractual cash flows, after taking account of expected customer prepayment rates, using a valuation spread based on new business interest rates derived from competitor market information adjusted for the implied cost of funding. Adjustments have also been made to:

-	Reduce the weighted average lives of low LTV loans on SVR to reflect the uncertainty inherent in the value that could be achieved, given that the borrower could refinance at any time.
-	Discount the value of performing loans with a LTV over 90% (with the exception of loans under the UK Government’s Help to Buy scheme) to reflect the higher risk of this part of the portfolio.
-	For impaired loans, we apply a discount to reflect the fact that the model does not fully take into account the higher risk nature of these loans and, in addition, discount the collateral value of loans with over 80% LTV to reflect the greater possibility of repossession and recovery value.

280 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

ii) Corporate loans

The corporate loan portfolio is stratified by product. For the performing book, the determination of their fair values takes account of the differential between existing margins and an estimate of new business rates for similar loans in terms of segment, maturity and structure. Provisions are considered appropriate for the book that is not impaired. A discount has been applied to impaired loans. Although exits have generally been achieved at carrying value, this does not reflect the discount a purchaser would require. A discount has therefore been applied based on the target return of 10-12% sought by distressed bond funds, who are the typical purchaser of the assets.

With respect to the non-core corporate and legacy portfolios, including commercial mortgages, but except for Social Housing which is set out below, an exercise has been undertaken to estimate their market value, based on an orderly disposal process over a period of three years. This portfolio is well provided for, and this is reflected in a relatively small mark-to-market deficit. This is evidenced by disposals in 2016 and 2015 being achieved at carrying value with no additional provisions being required. In addition, the same 30% discount has been applied to the impaired book as for the corporate assets above.

With respect to Social Housing, part of this portfolio is held for historic reasons at fair value. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using valuation technique A as described in the valuation technique section below.

iii) Other loans

This consists of unsecured personal loans, credit cards, overdrafts and consumer credit (car loans). The weighted average lives of these portfolios are short, and the business was written relatively recently. As a result, contractual interest rates approximate new business interest rates, and therefore no mark-to-market surplus or deficit has been recorded with respect to the performing book with the exception of unsecured personal loans where a small surplus has been recognised based on the differential between existing margins and an estimate of new business rates for similar loans. A discount of 30% has been applied to the impaired part of the book.

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

Held-to-maturity investments

These consist of a portfolio of government debt securities. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using valuation technique A as described in the valuation technique section below.

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

Santander UK Group Holdings plc 281

Annual Report 2016

Financial statements

d) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2016 and 2015, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

		Group

Balance sheet category		2016				2015

		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Valuation technique

Assets
Trading assets	Loans and advances to banks	-	7,478	-	7,478	-	5,433	-	5,433	A
	Loans and advances to customers	762	9,561	-	10,323	580	5,380	-	5,960	A
	Debt securities	6,248	-	-	6,248	5,462	-	-	5,462	-
	Equity securities	5,986	-	-	5,986	7,106	-	-	7,106	-

Derivative assets	Exchange rate contracts	-	8,300	22	8,322	-	5,277	55	5,332	A
	Interest rate contracts	1	15,795	19	15,815	-	14,087	18	14,105	A & C
	Equity and credit contracts	-	1,272	62	1,334	88	1,271	115	1,474	B & D

Financial assets designated at fair value	Loans and advances to customers	-	1,668	63	1,731	-	1,832	59	1,891	A
	Debt securities	-	208	201	409	-	299	208	507	A & B
Available-for-sale securities	Equity securities	17	63	32	112	17	12	100	129	B
	Debt securities	10,449	-	-	10,449	8,856	27	-	8,883	C

Total assets at fair value		23,463	44,345	399	68,207	22,109	33,618	555	56,282

Liabilities
Trading liabilities	Deposits by banks	-	4,200	-	4,200	-	2,777	-	2,777	A
	Deposits by customers	-	8,559	-	8,559	-	7,151	-	7,151	A
	Short positions	2,801	-	-	2,801	2,794	-	-	2,794	-

Derivative liabilities	Exchange rate contracts	-	6,009	21	6,030	-	6,140	55	6,195	A
	Interest rate contracts	-	16,202	11	16,213	1	13,677	10	13,688	A & C
	Equity and credit contracts	1	817	42	860	2	1,583	40	1,625	B & D

Financial liabilities designated at fair value	Debt securities in issue	-	1,908	6	1,914	-	2,011	5	2,016	A
	Structured deposits	-	526	-	526	-	-	-	-	A

Total liabilities at fair value		2,802	38,221	80	41,103	2,797	33,339	110	36,246

282 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the period in which they occur.

During 2016, the following financial instruments were transferred between Level 1 and Level 2:

-	Available-for-sale debt securities – Debt securities with fair values of £25m were transferred from Level 1 to Level 2 principally due to a lack of market transactions in these instruments.

During 2016, there were no transfers of financial instruments between Levels 2 and 3.

In 2015, the following financial instruments were transferred between Level 2 and Level 3:

-	Exchange rate contracts - Securitisation cross currency swaps shown in derivative assets and derivative liabilities with fair values of £55m and £55m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i below as instruments 2 and 11.

-	Interest rate contracts - Securitisation swaps shown in derivative assets and derivative liabilities with fair values of £8m and £6m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i below as instruments 4 and 13.

There were no transfers of financial instruments between Levels 1 and 2 in 2015.

e) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments disclosed above at 31 December 2016 and 2015 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2016, 2015 and 2014.

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

Santander UK Group Holdings plc 283

Annual Report 2016

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

	2016 £m	2015 £m
Risk-related:
- Bid-offer and trade specific adjustments	37	46
- Uncertainty	49	42
- Credit risk adjustment	50	23
- Funding fair value adjustment	20	-
	156	111
Model-related	1	6
Day One profit	4	1
	161	118

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

(iii) Credit risk adjustment

Credit risk adjustments comprise credit and debit valuation adjustments. The credit valuation adjustment (CVA) is an adjustment to the valuation of OTC derivative contracts to reflect within fair value the possibility that the counterparty may default, and the Santander UK group may not receive the full market value of the transactions. The debit valuation adjustment (DVA) is an adjustment to the valuation of the OTC derivative contracts to reflect within the fair value the possibility that the Santander UK group may default, and that the Santander UK group may not pay full market value of the transactions.

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

284 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. The Santander UK group considers that an appropriate adjustment to reflect wrong-way risk is currently £nil (2015: £nil).

(iv) Funding fair value adjustment

In 2016, Santander UK group revised its methodology for valuing uncollateralised derivative portfolios by introducing the funding fair value (FFVA) adjustment. The FFVA is an adjustment to the valuation of OTC derivative positions to include the net cost of funding uncollateralised derivative positions. This is calculated by applying a suitable funding cost to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio.

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

Day One profit adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs. Day One profit adjustments are calculated and reported on a portfolio basis. Day One profit adjustments remain at a low level.

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

All internal valuation models are validated independently by QRG. A validation report is produced for each model-derived valuation that assesses the mathematical assumptions behind the model and the implementation of the model and its integration within the trading system. Where there is observable market data, the models calibrate to market. Where pricing data is unobservable then the input parameters are regularly reviewed by QRG. The results of the independent valuation process and any changes to the fair value adjustments methodology are approved in line with the model risk framework and policy.

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

Santander UK Group Holdings plc 285

Annual Report 2016

Financial statements

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

2. Derivative assets and liabilities

These consist of exchange rate, interest rate, equity and credit and commodity contracts. The models used in estimating the fair value of these derivatives do not contain a high level of subjectivity as the methodologies used do not require significant judgement, and the inputs used are observable market data such as plain vanilla interest rate swaps and option contracts. As the inputs are based on observable market data, these derivatives are classified as level 2. Certain cross currency swaps, reversionary property interests, credit default swaps and options and forwards contain significant unobservable inputs or are traded less actively or traded in less-developed markets, and so are classified as level 3. The valuation of such instruments is further discussed in the ‘internal models based on information other than market data’ section below.

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

Debt securities in issue

These include commercial paper, medium-term notes and other bonds and are valued using the same techniques as those instruments in financial assets at FVTPL - debt securities discussed above. As the inputs used are based on observable market data, these debt securities are classified as level 2. Certain debt securities in issue which represent the more exotic senior debt issuances, consisting of power reverse dual currency (PRDC) notes contain significant unobservable inputs and so are classified as level 3. The valuation of such instruments is further discussed below.

Structured deposits

These consist of certain structured term deposits utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets - loans and advances to banks and loans and advances to customers discussed above. As the inputs are based on observable market data, these deposits are classified as level 2.

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

286 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

i) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)
			2016	2015	2016	2015	2014
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	1	-	1	3	(1)
2. Derivative assets	Exchange rate contracts	Securitisation cross currency swaps	21	55	12	-	-
3. Derivative assets	Interest rate contracts	Bermudan swaptions	7	10	(3)	(9)	(5)
4. Derivative assets	Interest rate contracts	Securitisation swaps	12	8	-	-	-
5. Derivative assets	Equity and credit contracts	Reversionary property interests	36	81	12	2	18
6. Derivative assets	Credit contracts	Credit default swaps	5	4	1	(2)	(7)
7. Derivative assets	Equity contracts	Property-related options and forwards	21	30	(5)	(4)	(11)
8. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	63	59	4	2	15
9. FVTPL	Debt securities	Reversionary property securities	201	208	-	17	36
10. AFS	Equity securities	Unlisted equity shares	32	100	-(1)	-(1)	-
11. Derivative liabilities	Exchange rate contracts	Securitisation cross currency swaps	(21)	(55)	(12)	-	-
12. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(2)	(4)	2	-	4
13. Derivative liabilities	Interest rate contracts	Securitisation swaps	(9)	(6)	-	-	-
14. Derivative liabilities	Equity contracts	Property-related options and forwards	(42)	(40)	(5)	(3)	(11)
15. FVTPL	Debt securities in issue	Non-vanilla debt securities	(6)	(5)	-	(4)	1
Total net assets			319	445
Total income					7	2	39

        (1) Gains and losses arising from changes in the fair value of securities classified as available-for–sale are recognised in other comprehensive income.

Valuation techniques

1. Derivative assets - Exchange rate contracts

These are used to hedge the foreign currency risks arising from the PRDC notes issued, as described in Instrument 15 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (FX) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are market observable.

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

4. Derivative assets - Interest rate contracts

These derivatives are the same as Instrument 2.

Santander UK Group Holdings plc 287

Annual Report 2016

Financial statements

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

288 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

9. FVTPL – Debt securities

These consisting of reversionary property securities are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the home owner vacating the property through death and is calculated from death rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 5 above. An adjustment is also made to reflect the specific property risk. Discussion of the specific property risk adjustment is the same as Instrument 5 above.

10. Available-for-sale financial assets – Equity securities

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

11. Derivative liabilities - Exchange rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

12. Derivative liabilities - Interest rate contracts

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

15. FVTPL - Debt securities in issue

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

Santander UK Group Holdings plc 289

Annual Report 2016

Financial statements

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets				Liabilities
	Derivatives	Fair value	Available-for-	Total	Derivatives	Fair value	Total
		through P&L	sale			through P&L
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2016	188	267	100	555	(105)	(5)	(110)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	18	4	-	22	(15)	-	(15)
- Foreign exchange and other movements	(32)	-	-	(32)	32	(1)	31
Gains recognised in other comprehensive income	-	-	26	26	-	-	-
Transfers in	-	-	-	-	-	-	-
Transfers out	-	-	-	-	-	-	-
Additions	4	-	25	29	(3)	-	(3)
Sales	-	(7)	(119)	(126)	-	-	-
Settlements	(75)	-	-	(75)	17	-	17
At 31 December 2016	103	264	32	399	(74)	(6)	(80)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(14)	4	-	(10)	17	(1)	16

At 1 January 2015	152	281	-	433	(51)	(13)	(64)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(10)	19	-	9	(3)	(4)	(7)
Gains recognised in other comprehensive income	-	-	100	100	-	-	-
Transfers in	63	-	-	63	(61)	-	(61)
Settlements	(17)	(33)	-	(50)	10	12	22
At 31 December 2015	188	267	100	555	(105)	(5)	(110)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(10)	19	-	9	(3)	(4)	(7)

Total gains or losses are included in ‘Net trading and other income’ (see Note 5).

2016 compared to 2015

Financial instrument assets valued using internal models based on information other than market data were 0.6% (2015: 1.0%) of total assets measured at fair value and 0.1% (2015: 0.2%) of total assets at 31 December 2016.

Financial instrument liabilities valued using internal models based on information other than market data were 0.2% (2015: 0.3%) of total liabilities measured at fair value and 0.03% (2015: 0.04%) of total liabilities at 31 December 2016.

Losses of £14m in respect of derivative assets principally reflected changes in credit spreads and the HPI index, and yield curve movements. Gains of £4m in respect of assets designated at fair value through profit or loss principally reflected the mark-to-market volatility on the reversionary property securities arising from a continued low interest rate environment, changes in the HPI index and a maturing portfolio. Gains of £17m in respect of derivative liabilities principally reflected changes in credit spreads and the HPI index. Losses of £1m in respect of liabilities designated at fair value through profit or loss principally reflected yield curve movements. They are fully matched with derivatives.

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

290 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

2016		Significant unobservable input				Sensitivity
	Fair		Assumption value			Favourable	Unfavourable
Balance sheet note line item and product	value £m	Assumption description	Range(1)	Weighted average	Shift	changes £m	changes £m
3. Derivative assets – Interest rate contracts: – Bermudan swaptions	7	Mean reversion	(2)% - 2%	0%	(2)%	1	(1)
5. Derivative assets – Equity and credit contracts: – Reversionary property derivatives	36	HPI Forward growth rate HPI Spot rate	0% - 5% n/a	2.79% 748(2)	1% 10%	11 9	(11) (9)
6. Derivative assets – Credit contracts: – Credit default swaps	5	Probability of default	0% - 5%	0.39%	20%	1	(1)
7. Derivative assets – Equity contracts: – Property-related options and forwards	21	HPI Forward growth rate HPI Spot rate	0% - 5% n/a	2.71% 702(2)	1% 10%	1 1	(1) (1)
8. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	63	HPI Forward growth rate	0% - 5%	2.84%	1%	2	(2)
9. FVTPL – Debt securities: – Reversionary property securities	201	HPI Forward growth rate HPI Spot rate	0% - 5% n/a	2.79% 748(2)	1% 10%	12 18	(12) (18)
10. AFS – Equity securities: – Unlisted equity shares	32	Contingent litigation risk	0% - 100%	48%	20%	7(3)	(7)(3)
12. Derivative liabilities – Interest rate contracts: – Bermudan swaptions	(2)	Mean reversion	(2)% - 2%	0%	(2)%	1	(1)
14. Derivative liabilities – Equity contracts: – Property-related options and forwards	(42)	HPI Forward growth rate HPI Spot rate	0% - 5% n/a	2.71% 702(2)	1% 10%	4 8	(4) (9)

2015
3. Derivative assets – Interest rate contracts: – Bermudan swaptions	10	Mean reversion	0%-4%	2%	1%	1	(1)
5. Derivative assets – Equity and credit contracts: – Reversionary property derivatives	81	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.65% 688(2)	1% 10%	11 8	(11) (8)
6. Derivative assets – Credit contracts: – Credit default swaps	4	Probability of default	0%-2%	0.38%	20%	1	(1)
7. Derivative assets – Equity contracts: – Options and forwards	30	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.09% 659(2)	1% 10%	1 2	(1) (1)
8. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	59	HPI Forward growth rate	0%-5%	2.79%	1%	2	(2)
9. FVTPL – Debt securities: – Reversionary property securities	208	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.65% 688(2)	1% 10%	14 19	(14) (19)
10. AFS – Equity securities: – Unlisted equity shares	100	Contingent litigation risk	0%-36%	18%	20%	5(3)	(5)(3)
12. Derivative liabilities – Interest rate contracts: – Bermudan swaptions	(4)	Mean reversion	0%-4%	2%	1%	1	(1)
14. Derivative liabilities – Equity contracts: – Options and forwards	(40)	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.09% 659(2)	1% 10%	5 13	(5) (13)
(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2016 and 2015.
(3)	Gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in other comprehensive income; for all other assets and liabilities shown in the tables above, gains and losses arising from changes in their fair value are recognised in the income statement.

No sensitivities are presented for Derivative assets – cross currency swaps (instrument 1), Derivative assets – securitisation cross currency swaps (instrument 2), Derivative assets –securitisation swaps (instrument 4) and the FVTPL - debt securities in issue (instrument 15) and related exchange rate and interest rate derivatives (instruments 1, 11 and 13) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

Santander UK Group Holdings plc 291

Annual Report 2016

Financial statements

j) Maturities of financial assets, liabilities and off-balance sheet commitments

The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of the Santander UK group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits.

There are no significant financial liabilities related to financial guarantee contracts. This table is not intended to show the liquidity of the Santander UK group.

						Group
2016	On demand £m	In no more than 3 months £m	In more than 3 months but not more than 1 year £m	In more than 1 year but not more than 5 years £m	In more than 5 years £m	Total £m
Assets
Cash and balances at central banks	16,737	-	370	-	-	17,107
Trading assets	12,241	7,828	7,933	838	1,326	30,166
Derivative financial instruments	2,405	739	1,416	5,958	16,177	26,695
Financial assets designated at FVTPL	-	24	20	80	2,164	2,288
Loans and advances to banks	1,204	1,073	265	1,541	309	4,392
Loans and advances to customers	1,268	6,995	6,220	29,124	169,172	212,779
Loans and receivables securities	-	-	-	-	276	276
Available-for-sale securities	-	128	494	4,388	6,066	11,076
Held-to-maturity investments	-	-	-	-	7,128	7,128
Macro hedge of interest rate risk	-	13	51	286	810	1,160
Total financial assets	33,855	16,800	16,769	42,215	203,428	313,067

Liabilities
Deposits by banks	2,366	916	677	5,833	96	9,888
Deposits by customers	145,810	4,986	13,384	7,909	929	173,018
Trading liabilities	3,535	10,042	21	602	1,474	15,674
Derivative financial instruments:
- Held for trading	41	904	1,569	4,352	15,494	22,360
- Held for hedging(1)	-	14	38	575	1,357	1,984
Financial liabilities designated at FVTPL	9	404	229	1,117	759	2,518
Debt securities in issue	-	9,207	7,082	25,173	16,307	57,769
Subordinated liabilities	-	450	554	1,739	6,054	8,797
Macro hedge of interest rate risk	-	-	19	54	298	371
Total financial liabilities	151,761	26,923	23,573	47,354	42,768	292,379

Off-balance sheet commitments given	1,692	5,128	2,642	23,584	8,570	41,616

2015
Assets
Cash and balances at central banks	16,502	-	340	-	-	16,842
Trading assets	4,150	6,914	4,231	907	8,872	25,074
Derivative financial instruments	-	963	1,176	5,791	15,655	23,585
Financial assets designated at FVTPL	-	-	-	523	2,134	2,657
Loans and advances to banks	1,564	171	36	1,298	516	3,585
Loans and advances to customers	1,241	4,699	5,788	31,487	198,022	241,237
Loans and receivables securities	-	-	2	-	52	54
Available-for-sale securities	-	93	818	3,461	5,807	10,179
Macro hedge of interest rate risk	-	9	14	252	565	840
Total financial assets	23,457	12,849	12,405	43,719	231,623	324,053

Liabilities
Deposits by banks	3,331	1,264	1,972	1,666	112	8,345
Deposits by customers	130,680	5,734	16,564	10,092	548	163,618
Trading liabilities	1,559	7,727	837	976	1,880	12,979
Derivative financial instruments:
- Held for trading	37	1,196	1,101	3,864	14,621	20,819
- Held for hedging(1)	2	51	503	1,015	1,224	2,795
Financial liabilities designated at FVTPL	-	466	489	574	525	2,054
Debt securities in issue	-	5,620	7,393	22,188	26,805	62,006
Subordinated liabilities	-	390	451	1,424	5,264	7,529
Macro hedge of interest rate risk	-	-	17	11	98	126
Total financial liabilities	135,609	22,448	29,327	41,810	51,077	280,271

Off-balance sheet commitments given	663	1,058	1,885	11,486	20,661	35,753

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

  292 Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

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

	Group
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
2016	Gross amounts £m	Amounts offset £m	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral(1) £m	Net amount £m	Assets not subject to enforceable netting arrangements(2) £m	Balance sheet total(3) £m
Derivative financial assets	34,125	(8,819)	25,306	(17,417)	(2,384)	5,505	165	25,471
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	12,607	(1,895)	10,712	(2,113)	(8,599)	-	-	10,712
- Loans and advances to banks	1,462	-	1,462	-	(1,462)	-	-	1,462
Loans and advances to customers and banks(4)	5,493	(1,491)	4,002	-	-	4,002	198,621	202,623
Total assets	53,687	(12,205)	41,482	(19,530)	(12,445)	9,507	198,786	240,268
Derivative financial liabilities	31,635	(8,819)	22,816	(17,417)	(2,565)	2,834	287	23,103
Repurchase, securities lending & similar agreements:
- Trading liabilities	10,693	(1,895)	8,798	(2,113)	(6,685)	-	-	8,798
- Deposits by banks and customers	2,886	-	2,886	-	(2,886)	-	-	2,886
Deposits by customers and banks(4)	2,179	(1,491)	688	-	-	688	178,921	179,609
Total liabilities	47,393	(12,205)	35,188	(19,530)	(12,136)	3,522	179,208	214,396

2015
Derivative financial assets	24,670	(4,861)	19,809	(17,257)	(1,050)	1,502	1,102	20,911
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	6,860	(1,516)	5,344	(427)	(4,917)	-	-	5,344
- Loans and advances to banks	1,247	-	1,247	(459)	(788)	-	-	1,247
Loans and advances to customers and banks(4)	5,164	(1,494)	3,670	-	-	3,670	196,677	200,347
Total assets	37,941	(7,871)	30,070	(18,143)	(6,755)	5,172	197,779	227,849
Derivative financial liabilities	25,612	(4,861)	20,751	(17,257)	(2,997)	497	757	21,508
Repurchase, securities lending & similar agreements:
- Trading liabilities	7,772	(1,516)	6,256	(541)	(5,715)	-	1,402	7,658
- Deposits by banks and customers	3,588	-	3,588	(345)	(3,243)	-	1,123	4,711
Deposits by customers and banks(4)	4,048	(1,494)	2,554	-	-	2,554	164,245	166,799
Total liabilities	41,020	(7,871)	33,149	(18,143)	(11,955)	3,051	167,527	200,676

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

45. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 31 December 2016 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Santander UK Group Holdings plc 293

	Primary financial	Notes to the
Audit report	statements	financial statements

46. CHANGES TO COMPARATIVE DATA

The following sets out changes to comparative data from those presented in our 2015 Form 20-F.

Note 2. Segments

In the fourth quarter of 2016, certain customers were transferred between our Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. The balances transferred from Commercial Banking to Retail Banking were £2.2bn in customer loans and £3.2bn in customer deposits at 31 December 2016 (2015: £2.3bn and £3.0bn, respectively). The segmental analyses for Retail Banking and Commercial Banking have been adjusted to reflect these changes for prior years.

2015
	Retail Banking			Commercial Banking
	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m
Net interest income	3,077	92	2,985	368	(92)	460
Non-interest income	536	15	521	94	(15)	109
Total operating income	3,613	107	3,506	462	(107)	569
Operating expenses before impairment losses, provisions and charges	(1,898)	(115)	(1,783)	(217)	115	(332)
Impairment (losses)/releases on loans and advances	(90)	(14)	(76)	(25)	14	(39)
Provisions for other liabilities and (charges)/releases	(728)	(1)	(727)	(23)	1	(24)
Total operating impairment losses, provisions and (charges)/releases	(818)	(15)	(803)	(48)	15	(63)
Profit before tax	897	(23)	920	197	23	174

Revenue from external customers	4,529	94	4,435	626	(94)	720
Inter-segment revenue	(916)	13	(929)	(164)	(13)	(151)
Total operating income	3,613	107	3,506	462	(107)	569

Customer loans	167,093	2,263	164,830	18,680	(2,263)	20,943
Total assets	174,110	2,263	171,847	18,680	(2,263)	20,943
Customer deposits	140,358	3,026	137,332	15,076	(3,026)	18,102
Total liabilities	143,157	3,026	140,131	15,076	(3,026)	18,102

Average number of staff	18,133	638	17,495	1,367	(638)	2,005

2014
	Retail Banking			Commercial Banking
	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m
Net interest income	3,041	94	2,947	279	(94)	373
Non-interest income	569	9	560	80	(9)	89
Total operating income	3,610	103	3,507	359	(103)	462
Operating expenses before impairment losses, provisions and charges	(1,850)	(97)	(1,753)	(200)	97	(297)
Impairment (losses)/releases on loans and advances	(203)	(16)	(187)	(76)	16	(92)
Provisions for other liabilities and (charges)/releases	(398)	(3)	(395)	(9)	3	(12)
Total operating impairment losses, provisions and (charges)/releases	(601)	(19)	(582)	(85)	19	(104)
Profit before tax	1,159	(13)	1,172	74	13	61

Revenue from external customers	4,630	93	4,537	527	(93)	620
Inter-segment revenue	(1,020)	10	(1,030)	(168)	(10)	(158)
Total operating income	3,610	103	3,507	359	(103)	462

Customer loans	161,005	2,490	158,515	16,147	(2,490)	18,637
Total assets	165,920	2,490	163,430	16,147	(2,490)	18,637
Customer deposits	132,946	3,362	129,584	11,965	(3,362)	15,327
Total liabilities	135,903	3,362	132,541	11,965	(3,362)	15,327

Average number of staff	18,270	588	17,682	1,261	(588)	1,849

Santander UK Group Holdings plc 293a

Annual Report 2016

Financial statements

Risk review

In the fourth quarter of 2016, certain customers were transferred between our Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. The balances transferred from Commercial Banking to Retail Banking were £2.2bn in customer loans and £3.2bn in customer deposits at 31 December 2016 (2015: £2.3bn and £3.0bn, respectively). The segmental analyses for Retail Banking and Commercial Banking have been adjusted to reflect these changes for prior years.

CREDIT RISK

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

Forbearance summary

	Customer loans			Forbearance
	As reported in 2016 £bn	Adjustment £bn	As reported in 2015 £bn	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m
Retail Banking	167.0	2.2	164.8	3,868	160	3,708
Commercial Banking	18.7	(2.2)	20.9	545	(160)	705
Credit performance
Retail Banking	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	Gross write-offs £m	Impairment loss allowances £m
As reported in 2016	167.0	2,520	1.51	33	248	823
Adjustment	2.2	147	0.07	1	36	61
As reported in 2015	164.8	2,373	1.44	32	212	762

Commercial Banking	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	Gross write-offs £m	Impairment loss allowances £m
As reported in 2016	18.7	439	2.35	45	47	199
Adjustment	(2.2)	(147)	(0.45)	(1)	(36)	(61)
As reported in 2015	20.9	586	2.80	44	83	260

Forbearance exit criteria

In the first half of 2016, we changed our exit criteria for forbearance. The disclosure has been enhanced to disclose that the impact of applying these exit criteria to our customer loans at 31 December 2015 would be to reduce the balance by £1,824m.

RETAIL BANKING – CREDIT RISK REVIEW

BUSINESS BANKING, CONSUMER FINANCE AND OTHER UNSECURED LENDING

Lending

Business banking	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m
At 1 January	2,644	2,489	155
Net lending in the year	(231)	(226)	(5)
At 31 December	2,413	2,263	150
Credit performance
Business banking	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m
Loans and advances to customers of which:	2,413	2,263	150
Performing	2,254	2,116	138
Early arrears	4	-	4
NPLs	155	147	8
Impairment loss allowances	75	61	14

  293b Santander UK Group Holdings plc

	Primary financial	Notes to the
Audit report	statements	financial statements

OTHER SEGMENTS – CREDIT RISK REVIEW

Other segments credit risk – committed exposures – Rating distribution

SME and mid corporate	9 (AAA to AA-) £m	8 (A+ to A) £m	7 (A- to BBB+) £m	6 (BBB to BBB-) £m	5 (BB+ to BB-) £m	4 (B+ to B) £m	1 to 3 (B- to D) £m	Other £m	Total £m
As reported in 2016	14	115	330	2,505	4,167	3,235	361	147	10,874
Adjustment	-	(1)	(5)	65	(229)	(979)	(175)	(145)	(1,469)
As reported in 2015	14	116	335	2,440	4,396	4,214	536	292	12,343

Commercial Real Estate	9 (AAA to AA-) £m	8 (A+ to A) £m	7 (A- to BBB+) £m	6 (BBB to BBB-) £m	5 (BB+ to BB-) £m	4 (B+ to B) £m	1 to 3 (B- to D) £m	Other £m	Total £m
As reported in 2016	-	-	656	5,236	3,118	459	186	27	9,682
Adjustment	-	(1)	(3)	(319)	(368)	(115)	(29)	(29)	(864)
As reported in 2015	-	1	659	5,555	3,486	574	215	56	10,546

Other segments credit risk – committed exposures – Geographical distribution

SME and mid corporate	UK £m	Peripheral eurozone £m	Rest of Europe £m	US £m	Rest of World £m	Total £m
As reported in 2016	10,800	25	47	-	2	10,874
Adjustment	(1,469)	-	-	-	-	(1,469)
As reported in 2015	12,269	25	47	-	2	12,343

Commercial Real Estate	UK £m	Peripheral eurozone £m	Rest of Europe £m	US £m	Rest of World £m	Total £m

As reported in 2016	9,682	-	-	-	-	9,682
Adjustment	(864)	-	-	-	-	(864)
As reported in 2015	10,546	-	-	-	-	10,546
Other segments – credit performance
SME and mid corporate	Committed Exposure
	Watchlist					Observed
	Performing £m	Enhanced Monitoring £m	Proactive Management £m	Non-performing exposure £m	Total £m	impairment loss allowances £m
As reported in 2016	9,424	844	307	299	10,874	119
Adjustment	(1,193)	(125)	(34)	(117)	(1,469)	(43)
As reported in 2015	10,617	969	341	416	12,343	162

Commercial Real Estate	Committed Exposure
	Watchlist					Observed
	Performing £m	Enhanced Monitoring £m	Proactive Management £m	Non-performing exposure £m	Total £m	impairment loss allowances £m
As reported in 2016	9,306	123	93	160	9,682	43
Adjustment	(777)	(27)	(30)	(30)	(864)	(13)
As reported in 2015	10,083	150	123	190	10,546	56

Santander UK Group Holdings plc 293c

Annual Report 2016

Financial statements

Non-performing loans and advances

Commercial Banking	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m
Loans and advances to customers of which:	18,680	(2,263)	20,943
NPLs	439	(147)	586
Impairment loss allowances	199	(61)	260

	%	%	%
NPL ratio	2.35	(0.45)	2.80
Coverage ratio	45	1	44
NPL movements in 2016
Commercial Banking	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m
At 1 January 2016	439	(147)	586

Other segments – forbearance

Commercial Banking	As reported in 2016 £m	Adjustment £m	As reported in 2015 £m
In-flow during the year
– Term extension	33	(3)	36
– Interest-only	77	(20)	97
– Other payment rescheduling	68	(25)	93
	178	(48)	226
Stock
– Term extension	145	(22)	167
– Interest-only	230	(77)	307
– Other payment rescheduling	170	(61)	231
	545	(160)	705
Of which:
– Non-performing	318	(87)	405
– Performing	227	(73)	300
	545	(160)	705
Proportion of portfolio	2.4%	(0.4%)	2.8%

293d Santander UK Group Holdings plc

Annual Report 2016

Financial statements

COMPANY BALANCE SHEET

At 31 December

	Notes	2016 £m	2015 £m
Assets
Loans and advances to banks	4	4,468	845
Loans and receivables securities	5	1,222	1,016
Interests in other entities	6	12,818	12,818
Current tax assets		1	2
Other assets	7	276	102
Total assets		18,785	14,783
Liabilities
Deposits by banks	8	6	3
Debt securities in issue	9	4,464	842
Subordinated liabilities	10	1,222	1,016
Other liabilities	11	276	102
Total liabilities		5,968	1,963
Equity
Share capital and other equity instruments	12	8,605	8,605
Retained earnings		4,212	4,215
Total shareholders’ equity		12,817	12,820
Total liabilities and equity		18,785	14,783

The accompanying Notes form an integral part of these Financial Statements.

The profit after tax of the Company attributable to shareholders was £679m (2015: £506m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s income statement has not been presented.

The Financial Statements were approved and authorised for issue by the Board on 22 February 2017 and signed on its behalf by:

Nathan Bostock	Antonio Roman
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

294 Santander UK Group Holdings plc

Primary Company	Notes to the Company
financial statements	financial statements

COMPANY CASH FLOW STATEMENT

For the years ended 31 December

	Notes	2016 £m	2015 £m
Cash flows from operating activities
Profit for the year		679	506
Adjustments for:
Non-cash items included in net profit		21	31
Change in operating assets		(4,003)	(1,710)
Change in operating liabilities		46	-
Effects of exchange rate differences		558	27
Net cash flows from operating activities		(2,699)	(1,146)
Cash flows from investing activities
Investments in other entities	6	-	(750)
Net cash flows from investing activities		-	(750)
Cash flows from financing activities
Issue of AT1 Capital Securities	12	-	750
Issuance costs of AT1 Capital Securities		-	(5)
Issue of debt securities and subordinated notes		3,241	1,822
Issuance costs of debt securities and subordinated notes		(11)	-
Dividends paid on ordinary shares	3	(419)	(564)
Dividends paid on other equity instruments	3	(111)	(104)
Net cash flows from financing activities		2,700	1,899
Change in cash and cash equivalents		1	3
Cash and cash equivalents at beginning of the year		3	-
Cash and cash equivalents at the end of the year		4	3

COMPANY STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December

	Notes	Share capital and other equity instruments £m	Retained earnings £m	Total £m
1 January 2016		8,605	4,215	12,820
Total comprehensive income(1):
- Profit for the year		-	679	679
Dividends on ordinary shares	3	-	(593)	(593)
Dividends on other equity instruments	3	-	(111)	(111)
Tax on other equity instruments		-	22	22
31 December 2016		8,605	4,212	12,817

1 January 2015		12,068	-	12,068
Total comprehensive income(1):
- Profit for the year		-	506	506
Capital reduction	12	(4,208)	4,208	-
Issue of AT1 Capital Securities	12	745	-	745
Dividends on ordinary shares	3	-	(416)	(416)
Dividends on other equity instruments	3	-	(104)	(104)
Tax on other equity instruments		-	21	21
31 December 2015		8,605	4,215	12,820
(1) Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.
The accompanying Notes form an integral part of these Financial Statements.

Santander UK Group Holdings plc 295

Annual Report 2016

Financial statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Santander UK Group Holdings plc (the Company) under the Companies Act 2006. The principal activity of the Company is a financial services holding company. Santander UK Group Holdings plc is a public limited company incorporated in England and Wales having a registered office in England.

Basis of preparation

This basis of preparation differs from that applied in the Consolidated Financial Statements. See Note 1 to the Consolidated Financial Statements for details of the periods for which the Consolidated Financial Statements have been prepared. The accounting policies of the Company are the same as those of the Santander UK Group Holdings plc group which are set out in Note 1 to the Consolidated Financial Statements, to the extent that the Company has similar transactions to the Santander UK Group Holdings plc group.

The financial statements have been prepared on the going concern basis using the historical cost convention. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the Directors’ statement of going concern set out in the Directors’ Report.

Compliance with International Financial Reporting Standards

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The Company has also complied with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the period presented.

2. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

These comprise wages and salaries of £3m recharged by the operating company, Santander UK plc. The Company has no full-time staff as they are all employed by Santander UK plc.

3. DIVIDENDS

a) Share capital

Ordinary dividends declared during the years/period are set out in Note 10 to the Consolidated Financial Statements.

b) Other equity instruments

Dividends on other equity instruments are set out in Note 10 to the Consolidated Financial Statements.

4. LOANS AND ADVANCES TO BANKS

	2016 £m	2015 £m
Placements with other banks	4	3
Amounts due from Santander UK group undertakings	4,464	842
	4,468	845

The fair values of loans and advances to banks are equal to their carrying amounts. In 2016 and 2015, no impairment losses were incurred.

All of our senior debt issued out of Santander UK Group Holdings plc is downstreamed to our operating company Santander UK plc.

Loans and advances to banks are repayable as follows:

Repayable:	2016 £m	2015 £m
On demand	4	3
In not more than 3 months	-	-
In more than 3 months but not more than 1 year	-	-
In more than 1 year but not more than 5 years	3,063	842
In more than 5 years	1,401	-
	4,468	845

296 Santander UK Group Holdings plc

Primary Company	Notes to the Company
financial statements	financial statements

5. LOANS AND RECEIVABLES SECURITIES

These consist of investments in subordinated notes and have a maturity greater than 10 years.

6. INTERESTS IN OTHER ENTITIES

	2016 £m	2015 £m
Interests in ordinary shares of subsidiaries	11,268	11,268
£750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
£300m Perpetual Capital Securities	300	300
£500m Perpetual Capital Securities	500	500
	12,818	12,818

Interests in subsidiaries are held at cost subject to impairment. During 2016 and 2015, no impairment was recognised. The Company has no associates.

a) Interests in ordinary shares of subsidiaries

Interests in ordinary shares of subsidiaries represent the Company’s investment in 100% of the ordinary share capital of Santander UK plc.

Details of subsidiary undertakings and joint ventures are set out in the Shareholder information section and form an integral part of the financial statements.

b) £750m Fixed Rate Reset Perpetual AT1 Capital Securities

On 10 June 2015, the Company acquired £750m Fixed Rate Reset Perpetual AT1 Capital Securities issued by Santander UK plc (the issuer). The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from September 2015. At each distribution payment date, the issuer can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.375% per annum until 24 June 2022; thereafter, the distribution rate resets every five years to a rate 5.543% per annum above the then prevailing 5 year sterling mid swap rate. The Fixed Rate Reset Perpetual AT1 Capital Securities will be automatically written down should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Fixed Rate Reset Perpetual AT1 Capital Securities are redeemable at the option of the issuer on 24 June 2022 or on any reset date thereafter. No such redemption may be made without the consent of the PRA.

c) £300m Perpetual Capital Securities

On 2 December 2014, the Company acquired £300m Perpetual Capital Securities issued by Santander UK plc (the issuer). The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the issuer can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.60% per annum until 24 December 2019; thereafter, the distribution rate resets every five years to a rate 6.066% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the issuer on 24 December 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA.

d) £500m Perpetual Capital Securities

On 24 June 2014, the Company acquired £500m Perpetual Capital Securities issued by Santander UK plc (the issuer). The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the issuer can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 6.475% per annum until 24 June 2019; thereafter, the distribution rate resets every five years to a rate 4.291% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the issuer on 24 June 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA.

7. OTHER ASSETS

These comprise dividends receivable from subsidiaries. The fair values of amounts are equal to their carrying amounts. No provisions have been recognised in respect of these assets.

Santander UK Group Holdings plc 297

Annual Report 2016

Financial statements

8. DEPOSITS BY BANKS

These consist of amounts due to subsidiaries and are repayable on demand.

9. DEBT SECURITIES IN ISSUE

Santander UK Group Holdings plc issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2015.

10. SUBORDINATED LIABILITIES

	2016 £m	2015 £m
Dated subordinated liabilities:
4.75% Subordinated notes 2025 (US$1,000m)	816	678
5.625% Subordinated notes 2045 (US$500m)	406	338
	1,222	1,016

Details of the programmes listed above are available on our website www.aboutsantander.co.uk.

11. OTHER LIABILITIES

These comprise dividends payable on the ordinary shares in issue.

12. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

Details of the Company’s share capital and other equity instruments are set out in Note 36 to the Consolidated Financial Statements.

On 24 March 2015, the issued share capital of the Company was reduced by £4,207,503,002 to £7,060,000,000 by cancelling and extinguishing 4,207,503,002 ordinary shares of £1 each. This amount was credited to the Company’s retained earnings and forms part of the Company’s distributable reserves.

13. RELATED PARTY TRANSACTIONS

The Company’s only transactions with related parties arise in connection with the receipt of dividends declared by its subsidiary, payment of dividends on its own ordinary shares and Perpetual Capital Securities, interest payments to its subsidiary on intercompany loans and interest received from its subsidiary relating to downstreamed funding of senior debt.

14. EVENTS AFTER THE BALANCE SHEET DATE

See Note 45 to the Consolidated Financial Statements.

298 Santander UK Group Holdings plc

Annual Report 2016

Shareholder information

Shareholder information

300	Subsidiaries, joint ventures and associates
303	Forward-looking statements
304	Selected financial data

Santander UK Group Holdings plc 299

Annual Report 2016

Shareholder information

Subsidiaries, joint ventures and associates

In accordance with Section 409 of the Companies Act 2006, a list of Santander UK Group Holdings plc’s subsidiaries, joint ventures and associates, the registered office, the country of incorporation and the effective percentage of equity owned at 31 December 2016 is disclosed below. This section forms an integral part of the financial statements.

Subsidiaries

All subsidiaries are consolidated by the Santander UK group.

Incorporated and registered in England and Wales:

Name of subsidiary	Registered office(1)	Share class through which ownership is held	Ultimate proportion of ownership %
2 & 3 Triton Limited	A	Ordinary £1	100
A & L CF December (1) Limited	A	Ordinary £1	100
A & L CF June (2) Limited	A	Ordinary £1	100
A & L CF June (3) Limited	A	Ordinary £1	100
A & L CF March (5) Limited	A	Ordinary £1	100
A & L CF September (4) Limited	A	Ordinary £1	100
A&L CF December (10) Limited (in liquidation)	K	Ordinary £1	100
Abbey National Beta Investments Limited	A	Ordinary £1	100
Abbey National Business Office Equipment Leasing Limited	A	Ordinary £1	100
Abbey National Nominees Limited	A	Ordinary £1	100
Abbey National North America Holdings Limited (in liquidation)	K	Ordinary £1	100
Abbey National Pension (Escrow Services) Limited (in liquidation)	K	Ordinary £1	100
Abbey National PLP (UK) Limited	A	Ordinary £1	100
Abbey National Property Investments	A	Ordinary £1	100
Abbey National Treasury (Structured Solutions) Limited	A	Ordinary £0.01	100
Abbey National Treasury Services Investments Limited	A	Ordinary £1	100
Abbey National Treasury Services Overseas Holdings	A	Minority £1 Non-redeemable preference £1 Ordinary £1	100
Abbey National Treasury Services plc	A	Ordinary £1	100
Abbey National UK Investments	A	Ordinary €0.20 Ordinary £1	100
Abbey Stockbrokers (Nominees) Limited	A	Ordinary £1	100
Abbey Stockbrokers Limited	A	Ordinary £1 A Preference £1 B Preference £1	100
Alliance & Leicester Cash Solutions Limited	A	Ordinary £1	100
Alliance & Leicester Commercial Bank plc	A	Ordinary £1	100
Alliance & Leicester Investments (Derivatives) Limited	A	Ordinary £1	100
Alliance & Leicester Investments (No.2) Limited	A	Ordinary £1	100
Alliance & Leicester Investments Limited	A	Ordinary £1 Non-cumulative fixed rate preference £1	100
Alliance & Leicester Limited	L	Ordinary £0.50	100
Alliance & Leicester Personal Finance Limited	L	Ordinary £1	100
AN (123) Limited	A	Ordinary £0.10	100
ANITCO Limited	A	Ordinary £1	100
Cater Allen Holdings Limited	A	Ordinary £1	100
Cater Allen International Limited	A	Ordinary £1	100
Cater Allen Limited	A	Ordinary £1	100
Cater Allen Lloyd’s Holdings Limited	A	Ordinary £1	100
Cater Allen Syndicate Management Limited	A	Ordinary £1 Preference £1	100
First National Motor Business Limited	A	Ordinary £1	100
First National Motor Contracts Limited	A	Ordinary £1	100
First National Motor Facilities Limited	A	Ordinary £1	100
First National Motor Finance Limited	A	Ordinary £1	100
First National Motor Leasing Limited	A	Ordinary £1	100
First National Motor plc	B	Ordinary £1	100
First National Tricity Finance Limited	A	Ordinary £1	100
Girobank Investments Limited (in liquidation)	K	Ordinary £1	100
Insurance Funding Solutions Limited	A	Ordinary £1	100
Liquidity Limited	A	Ordinary A £0.10 Ordinary B1 £0.10 Ordinary B2 £0.10 Preference £1	100

(1) Refer to the key at the end of this section for the registered office address

300 Santander UK Group Holdings plc

Subsidiaries, joint ventures	Forward-looking	Selected
and associates	statements	financial data

Name of subsidiary	Registered office(1)	Share class through which ownership is held	Ultimate proportion of ownership %
PSA Finance UK Limited	M	Ordinary £1	50
Santander (CF Trustee Property Nominee) Limited	D	Ordinary £1	-
Santander (CF Trustee) Limited	D	Ordinary £1	-
Santander (UK) Group Pension Scheme Trustees Limited	D	Ordinary £1	100
Santander Asset Finance (December) Limited	A	Ordinary £1	100
Santander Asset Finance plc	A	Ordinary £0.10	100
Santander Cards Limited	A	Ordinary £1	100
Santander Cards UK Limited	A	Ordinary £1	100
Santander Consumer (UK) plc	B	Ordinary £1	100
Santander Consumer Credit Services Limited	L	Ordinary £1	100
Santander Equity Investments Limited	A	Ordinary £1	100
Santander Estates Limited	L	Ordinary £1	100
Santander Global Consumer Finance Limited	A	Ordinary £0.0001	100
Santander Guarantee Company	A	Ordinary £1	100
Santander Lending Limited	A	Ordinary £1	100
Santander Private Banking UK Limited	A	Ordinary £1	100
Santander Secretariat Services Limited	A	A Ordinary US$0.01	100
Santander UK Foundation Limited	A	Guarantee ownership	100
Santander UK plc	A	Ordinary £0.10	100
Sheppards Moneybrokers Limited	A	Ordinary £1 Non-voting Preference £1	100
Solarlaser Limited	A	Ordinary £1	100
The Alliance & Leicester Corporation Limited	A	Ordinary £1	100
The National & Provincial Building Society Pension Fund Trustees Limited (in liquidation)	K	Ordinary £1	100
Time Retail Finance Limited (in liquidation)	K	Ordinary £1	100
Tuttle and Son Limited	A	Ordinary £1	100
Viking Collection Services Limited (in liquidation)	K	Ordinary £1	100

(1) Refer to the key at the end of this section for the registered office address

All subsidiaries are owned indirectly, except for Santander UK plc which is owned directly. Santander (CF Trustee Property Nominee) Limited, Santander (CF Trustee) Limited and the National & Provincial Building Society Pension Fund Trustees Limited (in liquidation) are held through trust relationships.

Incorporated and registered outside England and Wales:

Name of subsidiary	Registered office(1)	Share class through which ownership is held	Ultimate proportion of ownership %
A & L CF (Guernsey) Limited	F	Ordinary £1	100
A&L Services Limited (in liquidation)	P	Ordinary £1	100
Abbey Business Services (India) Private Limited	N	Ordinary INR 10	100
Abbey National International Limited	G	Ordinary £1	100
ALIL Services Limited	P	Ordinary £1	100
Carfax (Guernsey) Limited	F	Ordinary £1	100
Santander Cards Ireland Limited	Q	Ordinary €1 Ordinary €1.27	100
Santander ISA Managers Limited	O	Ordinary £1	100
Sovereign Spirit Limited	H	Ordinary BMD 1	100
Whitewick Limited	G	Ordinary £1	100

(1) Refer to the key at the end of this section for the registered office address, including the country

All subsidiaries are owned indirectly.

Santander UK Group Holdings plc 301

Annual Report 2016

Shareholder information

Other subsidiary undertakings

All these entities are registered in England and Wales, except for Guaranteed Investment Products 1 PCC Limited which is registered in Guernsey.

The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

Name of entity	Registered office(1)	Name of entity	Registered office(1)
Abbey Covered Bonds LLP	A	Langton Securities (2008-1) plc	C
Abbey Covered Bonds (LM) Limited	J	Langton Securities (2010-1) plc	C
Abbey Covered Bonds (Holdings) Limited	J	Langton Securities (2010-2) plc	C
Auto ABS UK Loans plc	C	Langton Securities (2012-1) plc	C
Fosse (Master Issuer) Holdings Limited	C	Langton Securities Holdings Limited	C
Fosse Funding (No.1) Limited	C	MAC No. 1 Limited	A
Fosse Master Issuer plc	C	Motor 2012 Holdings Limited (in liquidation)	E
Fosse PECOH Limited	C	Motor 2012 plc (in liquidation)	E
Fosse Trustee (UK) Limited	A	Motor 2013-1 Holdings Limited (in liquidation)	E
Guaranteed Investment Products 1 PCC Limited	F	Motor 2013-1 plc (in liquidation)	E
HCUK Auto Funding 2015 Limited	C	Motor 2014-1 Holdings Limited	C
HCUK Auto Funding 2016-1 Limited	C	Motor 2014-1 plc	C
Holmes Funding Limited	A	Motor 2015-1 Holdings Limited	C
Holmes Holdings Limited	A	Motor 2015-1 plc	C
Holmes Master Issuer plc	A	Motor 2015-2 Holdings Limited	C
Holmes Trustees Limited	A	Motor 2016-1 plc (formerly Motor 2015-2 plc)	C
Langton Funding (No.1) Limited	C	Motor 2016-1M Limited	C
Langton Mortgages Trustee (UK) Limited	A	PECOH Limited	A
Langton PECOH Limited	C

(1) Refer to the key at the end of this section for the registered office address

Joint ventures and associates

All these entities are registered in England and Wales and are accounted for by the equity method of accounting.

Name of joint venture	Registered office(1)	Share class through which ownership is held	Ultimate proportion of ownership %
Hyundai Capital UK Limited	R	Ordinary £1	50
PSA UK Number 1 plc	M	B Ordinary £1 C Ordinary £1	50
Syntheo Limited	I	Ordinary £1	50

(1) Refer to the key at the end of this section for the registered office address

All entities are joint ventures, except for PSA UK Number 1 plc which is an associate. All entities are owned indirectly.

Overseas branches

Santander UK plc has branches in the Isle of Man and Jersey. Abbey National Treasury Services plc has branch offices in the US and the Cayman Islands.

Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	35 Great St. Helen’s, London EC3A 6AP
D	Santander House, 201 Grafton Gate East, Milton Keynes MK9 1AN
E	The Shard, 32 London Bridge Street, London SE1 9SG
F	Fourth Floor, The Albany, South Esplanade, St. Peter Port, Guernsey GY1 4NF
G	19-21 Commercial Street, St. Helier, Jersey JE2 3RU
H	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
I	Medius House, 2 Sheraton Street, London W1F 8BH
J	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
K	Griffins, Tavistock House South, Tavistock Square, London WC1H 9LG
L	Building 3, Floor 2, Carlton Park, Narborough, Leicester LE19 0AL
M	Quadrant House, Princess Way, Redhill RH1 1QA
N	The Residency, 7th Floor, 133/1 Residency Road, Bangalore, KA 560 025, India
O	287 St. Vincent Street, Glasgow, Scotland G2 5NB
P	19/21 Prospect Hill, Douglas, Isle of Man IM99 1RY
Q	25/28 North Wall Quay, Dublin 1, Ireland
R	London Court, 39 London Road, Reigate RH2 9AQ

302 Santander UK Group Holdings plc

Subsidiaries, joint ventures	Forward-looking	Selected
and associates	statements	financial data

Forward-looking statements

The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:

-	Projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios
-	Statements of plans, objectives or goals of Santander UK or its management, including those related to products or services
-	Statements of future economic performance, and
-	Statements of assumptions underlying such statements.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operation, are considered in detail in the Risk review, and they include:

-	the disruptions and volatility in the global financial markets
-	the effects of UK economic conditions
-	Santander UK’s exposure to UK political developments, including the outcome of the UK referendum on membership of the EU
-	the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
-	the effects of any new reforms to the UK mortgage lending market
-	Santander UK’s exposure to any risk of loss from legal and regulatory proceedings
-	the power of the FCA, the PRA, the CMA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including Santander UK, in case of industry-wide issues
-	the effects which the Banking Act 2009 may have on Santander UK’s business and the value of securities issued
-	the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on Santander UK’s business and the value of securities issued
-	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit and adversely affect Santander UK’s operations
-	Santander UK’s ability to access liquidity and funding on acceptable financial terms
-	the extent to which liquidity requirements and any changes to these requirements may limit and adversely affect Santander UK’s operations
-	Santander UK’s exposure to UK Government debt
-	the effects of the ongoing political, economic and sovereign debt tensions in the eurozone
-	Santander UK’s exposure to risks faced by other financial institutions
-	the effects of an adverse movement in external credit rating assigned to Santander UK, any Santander UK member or any of their respective debt securities
-	the effects of fluctuations in interest rates and other market risks
-	the extent to which Santander UK may be required to record negative fair value adjustments for its financial assets due to changes in market conditions
-	the risk of failing to successfully implement and continue to improve Santander UK’s credit risk management systems
-	the risks associated with Santander UK’s derivative transactions
-	the extent to which Santander UK may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security
-	the risk of third parties using Santander UK as a conduit for illegal or improper activities without Santander UK’s knowledge
-	the risk of failing to effectively improve or upgrade Santander UK’s information technology infrastructure and management information systems in a timely manner
-	Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods
-	the effects of competition with other financial institutions
-	the various risks facing Santander UK as it expands its range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs)
-	Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
-	the extent to which Santander UK’s loan portfolio is subject to prepayment risk
-	the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
-	the ability of Santander UK to realise the anticipated benefits of its organic growth or business combinations and the exposure, if any, of Santander UK to any unknown liabilities or goodwill impairments relating to acquired businesses
-	the extent to which members of Santander UK may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
-	the effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK operates
-	the effects of any changes in the pension liabilities and obligations of Santander UK
-	the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
-	the effects of any changes to the reputation of Santander UK, any Santander UK member or any affiliate operating under the Santander UK brands
-	the basis of the preparation of the Company’s and Santander UK’s financial statements and information available about Santander UK, including the extent to which assumptions and estimates made during such preparation are accurate
-	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud
-	the extent to which changes in accounting standards could impact Santander UK’s reported earnings
-	the extent to which Santander UK relies on third parties and affiliates for important infrastructure support, products and services
-	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates
-	the extent to which different disclosure and accounting principles between the UK and the US may provide you with different or less information about us than you expected, and
-	the risk associated with enforcement of judgments in the US.

Please refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2016) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Santander UK Group Holdings plc 303

Annual Report 2016

Shareholder information

Selected financial data

The financial information set forth below for the years ended 31 December 2016, 2015 and 2014 and at 31 December 2016 and 2015 has been derived from the audited Consolidated Financial Statements of Santander UK Group Holdings plc (the Company) and its subsidiaries (together, the Santander UK group) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Consolidated Financial Statements and the notes thereto.

Financial information set forth below for the years ended 31 December 2013 and 2012, and at 31 December 2014 and 2013 has been derived from the audited Consolidated Financial Statements of the Santander UK group for 2014, not included in this Annual Report.

The financial information of Santander UK Group Holdings plc and its subsidiaries has been presented at 31 December 2012 as if the Company and Santander UK plc and its subsidiaries have always been part of the same consolidated group using merger accounting principles as detailed in Note 1 to the Consolidated Financial Statements. Financial information set forth below at 31 December 2012 has been derived from the audited Consolidated Financial Statements for the year ended 31 December 2012 with adjustment for the adoption of IFRIC 21 of Santander UK plc and its subsidiaries not included in this Annual Report and prepared on the basis as detailed in Note 1 to the Consolidated Financial Statements.

The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006.

The auditor’s report on the Consolidated Financial Statements for each of the three years ended 31 December 2016 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the Santander UK group at 31 December 2016 were audited by PwC LLP, 2015 and 2014 were audited by Deloitte LLP.

BALANCE SHEETS

	2016(1) US$m	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Assets
Cash and balances at central banks	21,105	17,107	16,842	22,562	26,374	29,282
Trading assets	37,054	30,035	23,961	21,700	22,294	22,498
Derivative financial instruments	31,424	25,471	20,911	23,021	20,049	30,146
Financial assets designated at fair value	2,640	2,140	2,398	2,881	2,747	3,811
Loans and advances to banks	5,369	4,352	3,551	2,057	2,347	2,438
Loans and advances to customers	246,410	199,733	198,043	188,691	184,587	190,782
Loans and receivables securities	317	257	52	118	1,101	1,259
Available for sale securities	13,029	10,561	9,012	8,944	5,005	5,483
Held-to-maturity investments(1)	8,202	6,648	-	-	-	-
Macro hedge of interest rate risk	1,355	1,098	781	963	769	1,222
Interests in other entities	75	61	48	38	27	8
Intangible assets	2,857	2,316	2,231	2,187	2,335	2,325
Property, plant and equipment	1,839	1,491	1,597	1,624	1,521	1,541
Current tax assets	-	-	51	-	114	50
Deferred tax assets	-	-	-	-	16	34
Retirement benefit assets	491	398	556	315	118	254
Other assets	1,817	1,473	1,375	876	882	1,885
Total assets	373,984	303,141	281,409	275,977	270,286	293,018
Liabilities
Deposits by banks	12,052	9,769	8,278	8,214	8,696	9,935
Deposits by customers	213,092	172,726	163,232	153,606	147,167	149,037
Trading liabilities	19,196	15,560	12,722	15,333	21,278	21,109
Derivative financial instruments	28,502	23,103	21,508	22,732	18,863	28,861
Financial liabilities designated at fair value	3,010	2,440	2,016	2,848	3,407	4,002
Debt securities in issue	67,597	54,792	50,457	51,790	50,870	59,621
Subordinated liabilities	5,309	4,303	3,885	4,002	4,306	3,781
Macro hedge of interest rate risk	432	350	110	139	-	-
Other liabilities	3,542	2,871	2,335	2,302	1,883	2,526
Provisions	864	700	870	491	550	795
Current tax liabilities	65	53	1	69	4	4
Deferred tax liabilities	158	128	223	59	-	-
Retirement benefit obligations	323	262	110	199	672	305
Total liabilities	354,142	287,057	265,747	261,784	257,696	279,976
Equity
Share capital and other equity instruments	10,616	8,605	8,605	12,068	11,268	11,268
Retained earnings	8,088	6,556	6,352	4,056	3,377	3,405
Merger reserve	-	-	-	(2,543)	(2,543)	(2,543)
Other reserves	646	524	314	273	(116)	18
Total shareholders’ equity	19,350	15,685	15,271	13,854	11,986	12,148
Non-controlling interests	492	399	391	339	604	894
Total equity	19,842	16,084	15,662	14,193	12,590	13,042
Total liabilities and equity	373,984	303,141	281,409	275,977	270,286	293,018

(1) In 2016, Santander UK plc purchased a portfolio of UK Government gilts which have been classified as held-to-maturity investments. For more information, see the Balance sheet review.

304 Santander UK Group Holdings plc

Subsidiaries, joint ventures	Forward-looking	Selected
and associates	statements	financial data

INCOME STATEMENTS

	2016(1) US$m	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Net interest income	4,419	3,582	3,575	3,434	2,963	2,734
Net fee and commission income	950	770	715	739	758	861
Net trading and other income	547	443	283	297	308	1,088
Total operating income	5,916	4,795	4,573	4,470	4,029	4,683
Operating expenses before impairment losses, provisions and charges	(2,982)	(2,417)	(2,403)	(2,397)	(2,195)	(2,114)
Impairment losses on loans and advances	(83)	(67)	(66)	(258)	(475)	(988)
Provisions for other liabilities and charges	(490)	(397)	(762)	(416)	(250)	(429)
Total operating impairment losses, provisions and charges	(573)	(464)	(828)	(674)	(725)	(1,417)
Profit from continuing operations before tax	2,361	1,914	1,342	1,399	1,109	1,152
Tax on profit from continuing operations	(737)	(597)	(380)	(289)	(211)	(271)
Profit from continuing operations after tax	1,624	1,317	962	1,110	898	881
(Loss)/profit from discontinued operations after tax	-	-	-	-	(8)	62
Profit after tax for the year	1,624	1,317	962	1,110	890	943

Attributable to:
Equity holders of the parent	1,569	1,272	914	1,070	833	886
Non-controlling interests	55	45	48	40	57	57

(1) Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.2337, the noon buying rate on 31 December 2016.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 24 February 2017 was US$1.25.

Calendar period		High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period-end US$ Rate
Years ended 31 December:
2016		1.48	1.22	1.34	1.23
2015		1.59	1.46	1.53	1.47
2014		1.72	1.55	1.65	1.56
2013		1.66	1.48	1.56	1.66
2012		1.63	1.53	1.59	1.63
Months ended:
February 2017 (2)		1.26	1.24	1.25	1.25
January 2017		1.26	1.21	1.24	1.26
December 2016		1.27	1.22	1.25	1.23
November 2016		1.25	1.22	1.24	1.25
October 2016		1.28	1.22	1.23	1.22
September 2016		1.34	1.30	1.31	1.30
August 2016		1.33	1.29	1.31	1.31
(1) The average of the noon buying rates on the last business day of each month during the relevant period.
(2) For February 2017, for the period from 1 February to 24 February.
SELECTED STATISTICAL INFORMATION
	2016%	2015%	2014%	2013%	2012%
Capital ratios:
CET1 capital ratio(1)	11.6	11.6	11.9	n/a	n/a
Total capital ratio	17.3	17.4	17.3	n/a	n/a
Equity to assets ratio(2)	4.60	4.68	4.48	4.10	3.91
Ratio of earnings to fixed charges:(3)
- Excluding interest on retail deposits	275	215	205	168	162
- Including interest on retail deposits	165	142	140	125	123
Profitability ratios:
Return on assets(4)	0.43	0.34	0.40	0.30	0.31
Return on ordinary shareholders’ equity(5)	9.1	6.8	8.5	6.9	7.4
Dividend payout ratio(6)	47	50	46	51	51
Cost-to-income ratio(7)	50	53	54	54	45
Non-performing loans ratio(8)	1.50	1.54	1.80	2.04	2.16
Loan-to-deposit ratio(9)	116	121	124	126	129
(1)	Regulatory capital is calculated in accordance with the requirements of CRD IV, following the adoption of CRD IV with effect from 1 January 2014.
(2)	Average ordinary shareholders’ equity divided by average total assets. Average balances are based on monthly data.
(3)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit from continuing operations before tax and before adjustment for non-controlling interests plus fixed charges. Fixed charges consist of interest expense, including the amortisation of discounts and premiums on debt securities in issue and related capitalised expenses and including or excluding interest on retail deposit as appropriate.
(4)	Profit after tax divided by average total assets. Average balances are based on monthly data.
(5)	Profit after tax divided by average ordinary shareholders’ equity.
(6)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.
(7)	The cost-to-income ratio is defined as total operating expenses before impairment losses, provisions and charges divided by total operating income.
(8)	Non-performing loans ratio is defined as non-performing loans as a percentage of customer assets.
(9)	The loan-to-deposit ratio is defined as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Santander UK Group Holdings plc 305

Annual Report 2016

Shareholder information

Alternative Performance Measures (APMs)

This Annual Report includes certain financial measures which are not accounting measures within the scope of IFRS. European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS. Such non-IFRS measures are APMs and are defined as financial metrics that measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. These non-IFRS measures are not a substitute for IFRS measures.

We have identified the following APMs:

1. Return on tangible equity (RoTE)

2. Banking NIM

3. Adjusted profit before tax.

	2016%	2015%	2014%	2013%	2012%
RoTE	10.9	8.2	10.4	8.6	9.1
Banking NIM	1.79	1.83	1.82	1.55	1.36
Adjusted profit before tax	£2,031m	£1,792m	£1,494m	n/a	n/a

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations.

Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure.
1. RoTE

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

	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Profit after tax	1,317	962	1,110	890	943
Less non-controlling interests	(45)	(48)	(40)	(57)	(57)
Profit due to equity holders of the parent	1,272	914	1,070	833	886

Average shareholders’ equity	15,873	14,928	13,391	12,816	12,899
Less: average Additional Tier 1 (AT1) securities	(1,545)	(1,172)	(400)	-	-
Less: average non-controlling interests	(395)	(366)	(473)	(752)	(894)
Average ordinary shareholders’ equity (1)	13,933	13,390	12,518	12,064	12,005
Average goodwill and intangible assets (1)	(2,274)	(2,209)	(2,261)	(2,330)	(2,233)
Average tangible equity (1)	11,659	11,181	10,257	9,734	9,772
Return on ordinary shareholders’ equity	9.1%	6.8%	8.5%	6.9%	7.4%
RoTE	10.9%	8.2%	10.4%	8.6%	9.1%
(1) Average balances are based on the average of the current and prior year closing balances.

Management does not assess ‘Return on ordinary shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.

2. Banking NIM

Banking NIM is defined as net interest income divided by average customer loans. A reconciliation between Banking NIM and net interest margin, which is defined as net interest income divided by average interest-earning assets, the nearest IFRS measure, is as follows:

	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Net interest income	3,582	3,575	3,434	2,963	2,734
Average interest earning assets (1)	242,408	232,918	225,501	229,114	235,129
Average customer assets (1)	200,562	195,529	188,850	191,499	200,719
Net interest margin	1.48%	1.53%	1.52%	1.29%	1.16%
Banking net interest margin	1.79%	1.83%	1.82%	1.55%	1.36%

(1) Average balances are based on monthly data.

306 Santander UK Group Holdings plc

Subsidiaries, joint ventures	Forward-looking	Selected
and associates	statements	financial data

3. Adjusted profit before tax

Adjusted profit before tax is defined as profit before tax excluding the gain on sale of Visa Europe Limited shareholding, Banking Reform costs including intangible asset write-downs, and certain PPI provision charges. A reconciliation between adjusted profit before tax and profit before tax, the nearest IFRS measure, is as follows:

	2016 £m	2015 £m	2014 £m
Non-interest income
Reported	1,213	998	1,036
Adjust for gain on sale of Visa Europe Limited shareholding	(119)	-	-
Adjusted	1,094	998	1,036

Operating expenses before impairment losses, provisions and charges
Reported	(2,417)	(2,403)	(2,397)
Adjust for Banking Reform costs	122	-	-
Adjusted	(2,295)	(2,403)	(2,397)

Provisions for other liabilities and charges
Reported	(397)	(762)	(416)
Adjust for PPI including Plevin provision charge	114	450	95
Adjusted	(283)	(312)	(321)

Profit before tax	1,914	1,342	1,399
Specific gains, expenses and charges:	117	450	95
- Non-interest income	(119)	-	-
- Operating expenses before impairment losses, provisions and charges	122	-	-
- Provision for other liabilities and charges	114	450	95
Adjusted profit before tax	2,031	1,792	1,494

The financial results for 2016, 2015 and 2014 included a number of specific gains, expenses and charges. Management believes that the operating trends of the business can be better understood if these items are identified separately. The aggregate impact on profit before tax in 2016 was £117m, in 2015 was £450m and in 2014 was £95m.

The specific gains, expenses and charges are outlined below:

Gain on sale of Visa Europe Limited shareholding

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for 2016.

Banking Reform costs and intangible asset write-downs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Intangible asset write-downs primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure. Banking Reform costs and intangible asset write-downs are reported in Corporate Centre operating expenses before impairment losses, provisions and charges for 2016.

PPI, including Plevin, provision charge

Provisions for other liabilities and charges of £114m in 2016, £450m in 2015, and £95m in 2014 represent our best estimate of future PPI claim costs, excluding charges for specific portfolios under past business reviews. 2016 and 2015 included Plevin-related claim costs. Our estimate for 2016 applies the principles published in the August 2016 consultation paper that is expected to close in Q1 2017. Similarly, the estimate for 2015 applied principles published in the November 2015 consultation paper, which also addressed the probable two-year deadline and prevailing guidance on the Plevin case. The 2016 results are not adjusted for the £30m provision charge made in Q3 2016 for a specific portfolio under a past business review.

Santander UK Group Holdings plc 307

Annual Report 2016

Other information for US investors

Other information for US investors

309	Risk factors
332	Risk elements in the loan portfolio
335	Taxation for US investors
336	Articles of Association
337	Iran Threat Reduction and Syria Human Rights Act (ITRA)
338	New York Stock Exchange (NYSE) Corporate Governance
339	Glossary
344	Contact and other information
345	Cross-reference to Form 20-F

308     Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Risk factors

An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we, our or the Santander UK group) involves a number of risks, the material ones of which are set out below.

We are vulnerable to disruptions and volatility in the global financial markets

Over the past nine years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to periods of reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment, including in the United Kingdom (the UK) and in Europe. Investors remain cautious and a slowing or failing of the economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the financial services industry. In particular, we may face, among others, the following risks related to any future economic downturn:

-	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs, may affect the pricing of our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities
-	Reduced demand for our products and services
-	Inability of our borrowers to comply fully or in a timely manner with their existing obligations
-	The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how such economic conditions may impair the ability of our borrowers to repay their loans
-	The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances
-	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected
-	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our operating results, financial condition and prospects
-	Adverse macroeconomic shocks may negatively impact the household income of our retail customers, which may adversely affect the recoverability of our retail loans, and result in increased loan losses.

Financial markets in the past twelve months have been affected by a series of political events, including the UK’s vote in June 2016 to leave the EU, which caused significant volatility in the global stock and foreign exchange markets (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us’) and there has been an increase in anti-EU sentiment in other EU member states (EU Member States). Further, there is significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate going forward as a result of the UK’s vote to leave the European Union (EU). Such uncertainties have had, and may continue to have, a negative impact on macroeconomic conditions and our business, financial condition and results of operations, and there can be no assurance that the European and global economic environments will not continue to be affected by political developments, including elections in 2017 in key EU Member States (for more information, see the risk factor entitled ‘We may suffer adverse effects as a result of the political, economic and sovereign debt tensions in the eurozone’).

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins, liquidity and profitability, particularly given the sustained low interest rate environment expected in the medium term following the UK’s vote to leave the EU.

If all or some of the foregoing risks were to materialise, this could have a material adverse effect on us.

Our operating results, financial condition and prospects may be materially impacted by economic conditions in the UK

Our business activities are concentrated in the UK where we offer a range of banking and financial products and services to UK retail and corporate customers. As a consequence, our operating results, financial condition and prospects are significantly affected by the economic conditions in the UK.

Our financial performance is intrinsically linked to the UK economy and the economic prosperity and confidence of consumers and businesses. The sustainability of the UK economic recovery, along with its associated impacts on our profitability, remains a risk. Conversely, a strengthened UK economic performance may increase the possibility of a higher interest rate environment. In such a scenario, there is a risk that other market participants might offer more competitive product pricing resulting in increased customer attrition.

Adverse changes in EU and global growth may pose the risk of a further slowdown in the UK’s principal export markets which would have an adverse effect on the broader UK economy.

In addition, adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in UK, EU or global economic conditions could reduce the recoverability and value of our assets and require an increase in our level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for our products and services could negatively impact our business and financial performance. UK economic conditions and uncertainties may have an adverse effect on the quality of our loan portfolio and may result in a rise in delinquency and default rates. There can be no assurance that we will not have to increase our provisions for loan losses in the future as a result of increases in non-performing loans and/or for other reasons beyond our control. Material increases in our provisions for loan losses and write-offs/charge-offs could have an adverse effect on our operating results, financial condition and prospects. Any related significant reduction in the demand for our products and services could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc 309

Annual Report 2016

Other information for US investors

Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us

On 23 June 2016, the UK held a non-binding referendum (the UK EU Referendum) on its membership in the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling, in addition to which there is now continuing uncertainty relating to the process, timing and negotiation of the UK’s exit from, and future relationship with, the EU.

On 2 October 2016, the UK Prime Minister announced that her government would commence the exit process by the end of March 2017. The UK Supreme Court ruled on 24 January 2017 that commencement of the exit process must be approved by the UK Parliament. On 1 February 2017, the House of Commons voted to give the Prime Minister the power to notify under Article 50(2) of the Treaty on European Union, the UK’s intention to withdraw from the EU. Once the exit process is triggered, a two year period of negotiation will begin to determine the new terms of the UK’s relationship with the EU, after which period its EU membership will cease. These negotiations are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

While the longer term effects of the UK EU Referendum are difficult to predict, these are likely to include further financial instability and slower economic growth as well as higher unemployment and inflation, in the UK, continental Europe and the global economy, at least in the short to medium term. For instance, the UK could lose access to the single EU market and to the global trade deals negotiated by the EU on behalf of its members and this could affect the attractiveness of the UK as a global investment centre and, as a result, could have a detrimental impact on UK growth. Potential further decreases in interest rates by the Bank of England or sustained low or negative interest rates would put further pressure on our interest margins and adversely affect our profitability and prospects. As a result of these factors, in September 2016 we updated our 2018 targets for RoTE, CIR and NPL ratio (see the ‘Strategic Report’ on pages 1 to 28).

The UK EU Referendum has also given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as the potential for other EU Member States to consider withdrawal. For example, the outcome of the UK EU Referendum was not supported by the majority of voters in Scotland, who voted in favour of remaining in the EU. This has revived the political debate on a second referendum on Scottish independence. These developments, or the perception that any of them could occur, may have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets (for more information, see the risk factor entitled ‘We are vulnerable to disruptions and volatility in the global financial markets”).

Asset valuations, currency exchange rates and credit ratings may be particularly subject to increased market volatility. The major credit rating agencies have downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum. In addition, S&P Global Ratings and Moody’s Investors Service affirmed the long-term credit ratings and changed the ratings outlooks of the operating companies of most major UK banks because of the medium term impact of political and market uncertainty (for more information, see the risk factor entitled ‘An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations’).

In addition, we are subject to substantial EU-derived regulation and oversight. There is now significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate when the UK is no longer a member of the EU, causing potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues. For example, we are in the process of implementing a number of key restructuring and strategic initiatives, such as the ring-fencing of our retail banking activities, all of which will be carried out throughout this period of significant uncertainty. This may impact the prospects for successful execution and impose additional pressure on management (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’). Operationally, we and other financial institutions may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operations, profitability and business. In addition, the lack of clarity of the impact of the UK EU Referendum on foreign nationals’ long-term residency permissions in the UK may make it challenging for us to retain and recruit adequate staff, which may adversely impact our business.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a negative adverse effect on our financing availability and terms and, more generally, on our business, financial condition and results of operation.

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations

Supervision and new regulation

As a financial services group, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and each other location in which we operate, including in the US. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the European Central Bank (ECB). The laws, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws, regulations and policies by regulators are also subject to change. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect our business, including Spain, the US, the EU, Latin America and other jurisdictions.

310 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions is still evolving. Moreover, to the extent these laws, regulations and policies are implemented inconsistently in the UK, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such laws, regulations and policies as well as any deficiencies in our compliance with such laws, regulations and policies, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application will not adversely affect us.

During recent periods of market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision is maintained by the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA).

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect our competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

Banking Reform

On 18 December 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted. The Banking Reform Act implements the recommendations of the Independent Commission on Banking (ICB) and of the Parliamentary Commission on Banking Standards. Among other things, the Banking Reform Act establishes a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail deposits are required to separate their retail banking activities from their wholesale banking activities by 1 January 2019, establishes a new Payment Systems Regulator (the PSR) and amends the Banking Act 2009 (the Banking Act) to include a bail-in stabilisation power forming part of the special resolution regime (for more information, see the risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’).

On 7 July 2016, the PRA published a policy statement (PS20/16) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ containing final ring-fencing rules ahead of the implementation date for ring-fencing on 1 January 2019. The PRA expects firms to finalise their ring-fencing plans and highlight any changes as a result of the policy statement to the PRA. The PRA will keep the policy under review to assess whether changes may be required as a result of any regulatory change following the UK’s exit from the EU.

Finally, the Banking Reform Act introduced a new form of transfer scheme, the ring-fencing transfer scheme, under Part VII of FSMA to enable UK banks to implement the ring-fencing requirements. This is a court process that requires (i) the PRA to approve the scheme (in consultation with the FCA); (ii) the appropriate regulatory authority in respect of each transferee to provide a certificate of adequate financial resources in relation to that transferee; and (iii) an independent expert (approved by the PRA, after consultation with the FCA) to provide a scheme report stating whether any adverse effect on persons affected by the scheme is likely to be greater than is reasonably necessary to achieve the ring-fencing purposes of the scheme. The PRA published its final statement of policy on its approach to ring-fencing transfer schemes on 4 March 2016.

The Santander UK group is subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, the Santander UK group will need to separate its core activities from its prohibited activities. The Santander UK group continues to work closely with regulators on developing its business and operating model to comply with the ring-fencing requirements. In light of the changeable macro-environment, the board of the Company concluded that we could provide greater certainty for our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence structure originally envisaged as this will also allow us to maintain longer term flexibility. Under this revised model Santander UK plc, the ring-fenced bank, will serve our retail, commercial and corporate customers. Abbey National Treasury Services plc will no longer constitute the non-ring fenced bank and its activities will be revised as part of the new ring-fenced model. We intend to complete the implementation of our ring-fence plans well in advance of the legislative deadline of 1 January 2019. The ring-fencing model that the Santander UK group ultimately implements will depend on a number of factors including economic conditions in the UK and globally and will entail a legal and organisational restructuring of the Santander UK group’s businesses and operations, including transfers of customers and transactions through a ring-fencing transfer scheme. In light of the scale and complexity of this process, the operational and execution risks for the Santander UK group may be material. This restructuring and migration of customers and transactions could have a material impact on how the Santander UK group conducts its business. The Santander UK group is unable to predict with certainty the attitudes and reaction of its customers.

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

The SSM (comprising both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. On 4 November 2014, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of 127 significant banks (at 2 December 2016) in the eurozone, including Banco Santander SA.

Santander UK Group Holdings plc 311

Annual Report 2016

Other information for US investors

Regulation (EU) No. 806/2014 of the European Parliament and the Council of the EU (the SRM Regulation) became effective from 1 January 2015 and establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and Single Resolution Fund (SRF). The new Single Resolution Board (SRB), which is the central decision-making body of the SRM fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF.

Further, regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as Banco Santander SA’s main supervisory authority may have a material impact on our business, financial condition and results of operations and may be impacted by the terms of the UK’s exit from the EU (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us’).

European structural reform

On 29 January 2014, the European Commission (Commission) published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking activities and a ban on proprietary trading. The proposal currently contemplates that EU Member States that have already implemented ring-fencing legislation may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the Commission that such local legislation meets the objectives and requirements set out in the EU proposal. However, the European Parliament and Council are also considering a version of the proposal without the derogation provision. Notwithstanding the possible derogation referred to above, the adoption of this proposal in its current, or in an amended, form may require further changes to our structure and business although as a result of the UK EU Referendum, there is ongoing uncertainty regarding the continuing relevance of EU regulations and reforms in the UK (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us’).

Other regulatory reforms adopted or proposed in the wake of the financial crisis

On 16 August 2012, the EU regulation on over-the-counter (OTC) derivatives, central counterparties and trade repositories, referred to as the European Market Infrastructure Regulation (EMIR) came into force. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives, margin requirements for non-centrally cleared derivatives and various reporting and disclosure obligations. Certain details remain to be clarified in the further binding technical standards to be adopted by the Commission, which creates some uncertainty as to the final impact on us, however, the implementation of EMIR has already led and may yet lead to changes which may negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs).

The revised and re-enacted Markets in Financial Instruments legislation (MiFID) replaces the existing MiFID framework and comprises the Directive 2014/65 of the European Parliament and of the Council, of 15 May 2014 and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID2) and the Regulation 600/2014 of the European Parliament and of the Council of 15 May 2014 and amending Regulation (EU) No 648/2012 (MiFIR). The substantive provisions of MiFID will be applicable on 3 January 2018 and will introduce an obligation to trade certain classes of OTC derivative contracts on trading venues. Certain details remain to be clarified in further binding technical standards to be adopted by the Commission. Although the full impact of MiFID2 and MiFIR on us is not yet known, MiFID2 and MiFIR may lead to changes which negatively impact our profit margins, require it to adjust its business practices or increase its costs (including compliance costs).

US regulation

In the US, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Over 2012-2015, the US Commodity Futures Trading Commission (the CFTC) and the US Prudential Regulators adopted a host of new regulations for swaps markets, including swap dealer registration, business conduct, mandatory clearing, exchange trading and margin regulations. Most of these regulations are either already effective or will come into effect in 2017. Abbey National Treasury Services plc, which became provisionally registered as a swap dealer with the CFTC on 4 November 2013, is currently subject to these regulations for its US facing swaps activities. These rules have already increased and could continue to increase the costs associated with our swaps business. In addition, certain cross-border regulatory conflicts could adversely affect the profitability of our swaps business by reducing the range of counterparties with which we can trade effectively.

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which would include Santander UK plc in relation to its residential mortgage-backed securities programmes, to retain 5% of the credit risk of the assets subject to the securitisation. The rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5% (measured by fair value) of the most subordinated interest in the securitisation, or 5% (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions. The final rule took effect for residential mortgage-backed securities transactions on 24 December 2015, and on 24 December 2016 for other securitisation transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. On 10 December 2013, the US bank regulators issued final regulations implementing the Volcker Rule, and the Federal Reserve also issued an order extending the conformance period for all banking entities until 21 July 2015. On 7 July 2016 the US Federal Reserve announced an additional extension of the conformance period that would give banking entities until 21 July 2017 to conform investments in and relationships with covered funds and certain foreign funds that may be subject to the Volcker Rule and that were in place prior to 31 December 2013, and additional extensions may be possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the applicable conformance period. We have assessed how the final rules implementing the Volcker Rule affect our businesses and have adopted the necessary measures to bring our activities into compliance with the rules.

312 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Each of these aspects of the Dodd-Frank Act, as well as the changes in the US banking regulations, and increased uncertainty surrounding future changes, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, pose to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. Under the Enterprise Regulatory Reform Act 2013 the Office of Fair Trading (OFT) and the Competition Commission were replaced by the Competition and Markets Authority (CMA) on 1 April 2014. The CMA is now the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK. As of 1 April 2015, the PSR also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry.

Following a market study and review, the CMA undertook a market investigation into competition in the personal current account and SME retail banking markets. The CMA published its final report on 9 August 2016, which identified features of the markets for the supply of personal current accounts, business current accounts and SME lending that, in combination, are having an adverse effect on competition. The CMA has decided on a comprehensive package of remedies including, among other things, the introduction of requirements to prompt customers to review the services that they receive from their bank at certain trigger points and to promote customer awareness of account switching. The remedial measures will be implemented by orders, undertakings to be given by Bacs, and further work by the FCA and HM Treasury. This will include further work on overdraft charges by the FCA, which remains under political scrutiny.

In addition, the FCA and PSR have recently undertaken, and are currently undertaking, a number of competition related studies and reviews across a number of our businesses. Intervention as a result of these studies and reviews, in addition to regulatory reforms, investigations and court cases affecting the UK financial services industry, could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers.

Financial Crime

There are a number of EU and UK proposals and measures targeted at preventing financial crime (including anti-money laundering (AML) and countering the financing of terrorism (CTF) provisions) which are expected to come into effect in 2017 and 2018.

As part of the EU’s revision of its AML / CTF rules, Directive (EU) No 2015 / 849 (the Fourth EU Money Laundering Directive) and Regulation (EU) No 847 / 2015 (the EU Wire Transfer Regulation) will come into effect on 26 June 2017. The Fourth EU Money Laundering Directive replaces existing Directive (EC) No 60 / 2005 and significantly expands the existing AML / CTF regime applicable to financial institutions by, among other things:

-	Increasing the customer due diligence checks required for particular transactions
-	Introducing a requirement to take appropriate steps to identify and assess the risks of money laundering and terrorist financing and to have in place policies, controls and procedures to mitigate and manage those risks effectively
-	Having EU Member States hold beneficial ownership details on a central register for entities incorporated within their territory
-	Applying the UK’s AML / CTF requirements to the branches and majority-owned subsidiaries of financial institutions that are located in non-EEA countries with less strict regimes.

The UK Government has consulted on its implementation of the Fourth EU Money Laundering Directive into national law and the amendments needed to the Persons with Significant Control regime and draft regulations are expected to be published in early 2017 for further consultation before the final rules are issued. However, the EU legislature is currently considering making further amendments to the new directive.

The EU Wire Transfer Regulation replaces the existing Regulation (EC) No 1781 / 2006. This regulation will apply to all transfers of funds in any currency which are sent or received by a payment service provider (PSP) or an intermediary PSP established in the EU, subject to certain exceptions for low-risk and low-value payments. The payer’s PSP is required to ensure that any transfer of funds is accompanied by the identification information prescribed in the regulation and must verify the accuracy of this information from a reliable and independent source. Obligations are also imposed on the payee’s PSP to implement effective procedures to detect whether the information about the payer or payee in the messaging or payment and settlement system is incomplete and to take a risk-based approach to determining whether to execute, reject or suspend a transfer of funds with missing information.

The current draft of the UK Policing and Crime Bill 2015-16 to 2016-17 contains several measures to strengthen the enforcement of financial sanctions including enhanced criminal penalties and the power to impose monetary penalties for breaches of financial sanctions, deferred prosecution agreements and serious crime prevention orders for such breaches and the power to temporarily implement UN financial sanctions in the absence of EU implementing measures. The bill is expected to come into effect in 2017.

The UK Immigration Act 2016 requires banks to conduct immigration checks on their current account holders and report any persons unlawfully present in the UK to the Home Office. The Home Office may require the bank to close the accounts of such individuals as soon as reasonably practicable. The regulations implementing these changes are expected to be published in 2017.

Finally, HM Revenue & Customs has published draft legislation introducing a new offence which will be committed by a corporation which fails to prevent the criminal facilitation of tax evasion by its associated persons (which includes its employees, agents and other persons who perform services for or on behalf of it) regardless of whether the tax is owed in the UK or another country. There is a defence where the corporation has put in place reasonable prevention procedures to prevent its associated persons from facilitating tax evasion or where it is unreasonable to expect such procedures. If an offence is committed, unlimited financial penalties or ancillary orders could be imposed. This new offence forms part of the UK Criminal Finances Bill 2016 / 2017 which is currently being considered by the UK Parliament. This bill amends the UK Proceeds of Crime Act 2002 and will, if passed, contain a further range of provisions targeted at improving the UK Government’s ability to tackle money laundering and corruption, recover the proceeds of crime and counter terrorist financing and will enable the sharing of information between the private sector and enforcement agencies.

Santander UK Group Holdings plc 313

Annual Report 2016

Other information for US investors

The implementation of the foregoing measures (whether in their current form or as amended) will materially increase our regulatory and compliance burden, particularly if the time frame for implementation is short. The proposed changes will require substantial amendments to our AML / CTF procedures and policies. The changes could adversely impact our business by increasing our operational and compliance costs and reducing the value of our assets and operations. Where the changes have extra-territorial effect, there may be difficulties in ensuring the compliance of entities over which we do not have full control or where the UK rules do not align easily with the local requirements. There is always a risk that the measures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant administrative, regulatory and criminal sanctions as well as reputational damage which may have a material adverse effect on our operations, financial condition and prospects.

EU General Data Protection Regulation

The EU General Data Protection Regulation (the GDPR) will have direct effect in all EU Member States from 25 May 2018 and will replace current EU data privacy laws. Although a number of basic existing principles will remain the same, the GDPR introduces new obligations on data controllers and rights for data subjects, including, among others:

-	Accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing
-	Enhanced data consent requirements, which includes “explicit” consent in relation to the processing of sensitive data
-	Obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility
-	Constraints on using data to profile data subjects
-	Providing data subjects with personal data in a useable format on request and erasing personal data in certain circumstances
-	Reporting of breaches without undue delay (72 hours where feasible)

The GDPR also introduces new fines and penalties for a breach of requirements, including fines for serious breaches of up to the higher of 4% of annual worldwide turnover or €20m and fines of up to the higher of 2% of annual worldwide turnover or €10m (whichever is highest) for other specified infringements. The GDPR identifies a list of points to consider when imposing fines (including the nature, gravity and duration of the infringement).

The implementation of the GDPR will require substantial amendments to our procedures and policies. The changes could adversely impact our business by increasing our operational and compliance costs. Further, there is a risk that the measures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant administrative and monetary sanctions as well as reputational damage which may have a material adverse effect on our operations, financial condition and prospects.

Further reforms to the mortgage lending market could require significant implementation costs or changes to our business strategy

The FCA Mortgage Market Review (MMR), which came into force on 26 April 2014, required us to implement a number of material changes to our mortgages sales process, including in respect of the terms of provision of advice in nearly all scenarios and significantly enhanced affordability assessment and evidencing. The new rules also permitted interest-only loans. The FCA continues to assess firms’ implementation of the rules introduced as a result of the MMR and commenced a review of responsible lending practices in April 2015. The FCA published the results of its responsible lending review in May 2016. In December 2016, the FCA published terms of reference for a market study into competition in the mortgages sector, which will focus on consumers’ ability to make effective decisions and whether commercial arrangements between lenders, brokers and other players lead to conflicts of interest or misaligned incentives to the detriment of consumers. The FCA aims to publish its interim report setting out its preliminary conclusions and any proposed solutions to address any concerns identified in summer 2017, with the final report due in early 2018. There can be no assurance that we will not be required to make any future changes to our mortgage lending business, whether as a result of the MMR or other mortgage lending reforms, and that such changes would not materially and adversely affect us.

We are exposed to risk of loss from legal and regulatory proceedings

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues could include inappropriately dealing with potential conflicts of interest or failing to comply with legal and regulatory requirements and could result in claims against us or subject us to regulatory enforcement actions, fines and/or penalties. The current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These include the risk that:

-	The Bank of England (BoE), the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Commission, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR or the courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion
-	Given the new concurrent competition enforcement powers for the FCA and PSR, there is an increased focus on competition law in financial services which may increase the likelihood of competition law inquiries or investigations
-	The alleged misselling of financial products, such as Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, results in enforcement action (including fines) or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products
-	We hold bank accounts for entities that might be or are subject to scrutiny from various regulators, including the UK’s Serious Fraud Office and regulators in the US and elsewhere. We are not currently subject to any investigation as a result of any such scrutiny, but cannot exclude the possibility of our conduct being reviewed as part of any such investigation
-	We may be liable for damages to third parties harmed by the conduct of our business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Consequently, since 1 October 2015 under the Consumer Rights Act class actions may be used to allow the claims of a whole class of claimants into a single action in both follow-on and standalone competition cases.

314 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

We are from time to time subject to certain claims and party to certain legal proceedings brought by private individuals or regulators in the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or under regulatory processes in other jurisdictions, such as the EU and the US, where some Santander UK group entities operate. In view of the inherent difficulty of predicting the outcome of legal matters and regulatory actions, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines and/or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to these various claims and legal proceedings where we are reasonably able to estimate them. These provisions are reviewed periodically. However, in light of the uncertainties involved in such claims and proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

The FCA carries out regular and frequent firm-specific and thematic reviews of the conduct of business by financial institutions including banks. An adverse finding by a regulator could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, withdrawal of services, customer redress, fines and reputational damage.

Failure to manage the foregoing risks adequately could have a material adverse effect on our reputation, operating results, financial condition and prospects.

Potential intervention by the FCA, the PRA, the CMA or an overseas regulator may occur, particularly in response to customer complaints

The PRA and the FCA continue to have an outcome-focused regulatory approach. This involves proactive intervention, investigation and enforcement, and punitive penalties for infringement. As a result, we and other PRA-authorised or FCA-authorised firms continue to face increased regulatory scrutiny (resulting in increasing costs including supervision fees), and in the event of a breach of relevant law or regulation, we are likely to face stringent penalties.

The developing legal and regulatory regime in which we operate requires us to be compliant across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant law or regulation, there is a risk of an adverse impact on our business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines or other action imposed by or agreed with the regulatory authorities, as well as increased costs associated with responding to regulatory inquiries and defending regulatory actions. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss for example as a result of the misselling of a particular product, or through incorrect application of the terms and conditions of a particular product or in connection with a competition law infringement.

In particular, the FCA has operational objectives to protect consumers and to promote competition, and it is taking an interventionist approach in its increasing scrutiny of product terms and conditions and monitoring compliance with competition law. FSMA (as amended by the FS Act) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified. Since April 2015 the FCA (and the PSR) also has concurrent competition law enforcement powers. This is in addition to the CMA, the UK’s main competition authority, and the Commission which continue to have jurisdiction, respectively, to enforce competition law infringements in the UK or which have an effect on trade between EU Member States. Following a report by the National Audit Office, the CMA has stated it will seek to shift its focus toward enforcement of competition law breaches. As a result, the UK financial services sector now operates in an environment of heightened competition law scrutiny. Under the Financial Services Act 2010, the FCA also has the power to impose its own customer redress scheme on authorised firms, including us, if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including misselling.

In recent years there has been FCA focus on the misselling of PPI. In November 2015, the FCA issued a consultation paper (CP15/39) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. We applied our interpretation of the proposed rules and guidance in CP15/39 to our assumptions, and made a £450m provision charge in December 2015, notwithstanding the ongoing nature of the consultation. New legislation was introduced in 2015 which has the effect of restricting the corporation tax deductibility for a large proportion of this cost (for more information see the risk factor entitled ‘Changes in taxes and other assessments may adversely affect us’). In August 2016, the FCA issued feedback on CP15/39 and commenced a further consultation on amendments to the proposed rules and guidance set out in CP15/39, addressing (among other things) the inclusion of profit share in the FCA’s proposed approach to the assessment of fairness and redress and the extension of the deadline for making PPI-related complaints to the end of June 2019. On 9 December 2016, the FCA announced that it was carefully considering the issues raised by the consultation and would make a further announcement in the first quarter of 2017. It is not clear what impact the delay in the FCA’s response will have on the overall timetable for implementation of the new rules and guidance and the two year deadline. In 2016, we made additional provision charges of £30m for a specific portfolio under a past business review and £114m for future PPI related claims costs and Plevin profit share arising from our interpretation of the August 2016 consultation feedback. We continue to consider the impact of proposed amendments on our PPI complaint liabilities, although it is not possible to determine at this time the nature or extent of that impact.

The ultimate financial impact on us of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the impact of the Supreme Court’s decision in Plevin, the nature and content of the FCA’s final rules and/or guidance arising from CP15/39, changes to FOS’ approach to handling customer complaints (if any), the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provisions made relating to these claims. More generally, we can make no assurance that estimates for potential liabilities, based on the key assumptions used, are correct, and the reserves taken as a result may prove inadequate. If additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred, these expenses could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc 315

Annual Report 2016

Other information for US investors

For further information about the provisions for PPI complaint liabilities and other conduct remediation, see Note 33 to the Consolidated Financial Statements. The above may be relevant to any future industry-wide misselling or other infringement that could affect our businesses. Any such issues may lead from time to time to: (i) significant costs or liabilities; and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders. Decisions taken by the FOS (or any equivalent overseas regulator that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

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

Given the (i) requirement for compliance with an increasing volume of relevant law and regulation; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; and (iv) evolution of the jurisdiction of FOS and related impacts, it is possible that related costs or liabilities could have a material adverse effect on our operating results, financial condition and prospects.

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

Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue

The Banking Reform Act as of 31 December 2014 amended the Banking Act to introduce a UK ‘bail-in power’. On 6 May 2014, the Council adopted the EU Bank Recovery and Resolution Directive (BRRD), which contains a similar bail-in power and requires EU Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK Government decided to implement the BRRD bail-in power from 1 January 2015. The new PRA and FCA rules and supervisory statements took effect from 19 January 2015, with the exception of the rules that require a contractual clause recognising bail-in powers in foreign law liabilities. These rules were phased in, with the first phase, which applies to debt instruments, having commenced on 19 February 2015. The second phase, which applies to all other relevant liabilities commenced on 1 January 2016.

The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act to enable them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order, which is based on the principle that such creditors should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a relevant institution under resolution and the power to convert certain liabilities into shares (or other instruments of ownership) of the relevant institution. The conditions for use of the UK bail-in power are generally that (i) the regulator determines the relevant institution is failing or likely to fail; (ii) it is not reasonably likely that any other action can be taken to avoid such relevant institution’s failure; and (iii) the relevant UK resolution authority determines that it is in the public interest to exercise the bail-in power. Certain liabilities are excluded from the scope of the bail-in powers, including liabilities to the extent that they are secured.

316 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

According to the Banking Act, as well as similar principles in the BRRD, the relevant UK resolution authority should have regard to the insolvency treatment principles when exercising the UK bail-in power. The insolvency treatment principles are that (i) the exercise of the UK bail-in power should be consistent with treating all liabilities of the bank in accordance with the priority that they would enjoy on a liquidation; and (ii) any creditors who would have equal priority on a liquidation should bear losses on an equal footing with each other. HM Treasury may, by order, specify further matters or principles to which the relevant UK resolution authority must have regard when exercising the UK bail-in power. These principles may be specified in addition to, or instead of the insolvency treatment principles. If the relevant UK resolution authority departs from the insolvency treatment principles when exercising the UK bail-in power, it must report to the Chancellor of the Exchequer stating the reasons for its departure.

The bail-in power under the Banking Act and the BRRD may potentially be exercised in respect of any unsecured debt securities issued by a financial institution under resolution or by a relevant member of the Santander UK group, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act and the BRRD could be exercised in respect of our debt securities. We expect that public financial support would only be used as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools including the bail-in tool, and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of us would likely have a negative impact on our business.

The BRRD also contains a mandatory write down power which requires EU Member States to grant powers to resolution authorities to recapitalise institutions and/or their EEA parent holding companies that are in severe financial difficulty or at the point of non-viability by permanently writing down Tier 1 and Tier 2 capital instruments issued by such institutions and/or their EEA parent holding companies, or converting those capital instruments into shares (or other instruments of ownership). The mandatory write down provision has been implemented in the UK through the Banking Act. Before taking any form of resolution action or applying any resolution power set out in the BRRD, the UK resolution authorities have the power (and are obliged when specified conditions are determined to have been met) to write down, or convert Tier 1 and Tier 2 capital instruments issued by the relevant institution into CET1 capital instruments before, or simultaneously with, the entry into resolution of the relevant entity. These measures could be applied to certain of our debt securities. The occurrence of circumstances in which write down powers would need to be exercised in respect of us would be likely to have a negative impact on our business.

In contrast to the creditor protections afforded in the event of the bail-in powers being exercised, holders of capital instruments will not be entitled to the ‘no creditor worse off’ protections under the Banking Act in the event that their capital instruments are written down or converted to equity under the mandatory write-down tool (unless the mandatory write-down tool were to be used alongside a bail-in). Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Lastly, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result of changes to the PRA Rulebook made to implement the BRRD, the Company is now required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of us, these ex ante powers could have a negative impact on our business.

We are subject to regulatory capital and leverage requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

We are subject to capital adequacy requirements applicable to banks and banking groups under directly applicable EU legislation and as adopted by the PRA. We are required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by us to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on us to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for our existing capital instruments (potentially including our debt securities) to be subjected to bail-in or write down (for more information, see the risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’).

The Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (CRR Regulation and together with the CRD IV Directive, CRD IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. The CRR Regulation is directly applicable in each EU Member State and does not therefore require national implementing measures, whilst the CRD IV Directive has been implemented by EU Member States through national legislative processes. CRD IV came into effect on 1 January 2014, with particular requirements expected to be fully effective by 2019. On 19 December 2013, the PRA published the initial version of its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms. Binding technical standards adopted by the Commission have also impacted CRD IV requirements.

Under the ‘Pillar 2’ framework, the PRA requires the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. These buffers, which must be met by CET1 capital, include the countercyclical capital buffer, sectoral capital requirements, a PRA buffer and the capital conservation buffer. The total size of the capital buffers will be informed by the results of the annual concurrent UK stress testing exercises. The BoE’s approach to stress testing the UK banking system was outlined in October 2015. The BoE is aiming to develop an approach that is explicitly countercyclical, with the severity of the stress test and the associated regulatory capital buffers varying systematically with the state of the financial cycle. Furthermore, the framework is aiming to support a continued improvement in UK banks’ risk management and capital planning capabilities, and the BoE expects participating UK banks to demonstrate sustained improvements in their capabilities over time. The PRA can take action if a bank fails to meet the required capital ratio hurdle rates in the stress testing exercise, and the banks which fail to do so will be required to take action to strengthen their capital position over an appropriate timeframe. If a bank does not meet expectations in its risk management and capital planning capabilities in the stress testing exercise, this may inform the setting of its capital buffers. Though the results of the PRA’s 2016 stress test did not impact on the level of capital that we are required to hold, the PRA could, in the future, as a result of stress testing exercises (both in the UK and EU wide) and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions (beyond the changes described below), require UK banks and banking groups, including us, to increase our/their capital resources further.

Santander UK Group Holdings plc 317

Annual Report 2016

Other information for US investors

The Financial Services Act 2012 (the FS Act) empowers the Financial Policy Committee of the BoE (FPC), which is a sub-committee of the Court of Directors of the BoE, to give directions to the PRA and the FCA so as to ensure implementation of macroprudential measures intended to manage systemic risk. For the UK, the FPC sets the countercyclical capital buffer rate on a quarterly basis. At its most recent meeting in September 2016, the FPC announced that the countercyclical capital buffer rate would remain at 0% until at least June 2017.

The FS Act also provides the FPC with certain other macro-prudential tools for the management of systemic risk. In July 2015, the FPC made certain directions to the PRA in relation to the leverage ratio. Since January 2016, all major UK banks and banking groups (including us) have been required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage requirement of 3% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The FPC also directed the PRA to require UK globally systemically important banks (G-SIBs) and domestically systemically important banks, building societies and PRA-regulated investment firms (including us) to hold enough CET1 capital to meet a supplementary leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Systemic Risk Buffer (SRB) for domestically systemically important banks. The supplementary leverage ratio buffer was implemented on 1 January 2016, in line with the G-SIB buffer rate imposed by the Financial Stability Board (FSB), with the SRB to be applicable from 1 January 2019. The FPC finalised and published its SRB framework on 25 May 2016. Systemic importance is measured using the total assets of ring-fenced bank sub-groups in scope of the SRB, with higher SRB rates applicable as total assets increase. In December 2016, the PRA published its statement of policy on the SRB relevant to ring-fenced bodies. The PRA will review its statement of policy in 2018, following the review of the FPC’s SRB framework. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to us being increased.

Regulators in the UK and worldwide have also proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BRRD requires that EU Member States ensure that EU banks meet a Minimum Requirement for Eligible Liabilities (MREL). The BRRD was transposed into UK law in January 2015, with the provisions on MREL taking effect from 1 January 2016. On 11 December 2015, the BoE published a consultation paper on its proposed statement of policy on its approach to setting MREL. On 9 November 2015, the FSB published its final Total Loss-Absorbing Capital (TLAC) standards for G-SIBs. The BoE has indicated that it will set MREL on a case-by-case basis, and that it intends to set MREL for G-SIBs as necessary to implement the TLAC standard. The BoE has also indicated that it intends to set consolidated MREL no higher than institutions’ current regulatory minimum capital requirements and consequently there should be no immediate change in regulatory requirements for loss absorbency capacity. For most institutions, the BoE proposes to set a final MREL conformance date of 1 January 2020, although it expects UK G-SIBs to meet the interim TLAC minimum requirement by 1 January 2019. In November 2016, the BoE published its responses to the consultation and the PRA published a statement of policy in relation to MREL. A key change to the BoE’s policy on MREL is that firms will now be required to meet the interim MREL requirements by 1 January 2020 and to meet full MREL requirements by 1 January 2022. The BoE expects to conduct a review of its general approach to calibrating MREL and to set the final transition date by the end of 2020.

In addition, since 31 December 2014, the PRA has had the power under the FSMA to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a group to issue debt instruments. Such powers could have an impact on the liquidity of our debt instruments and could materially increase our cost of funding. Since 1 January 2014, we have also been subject to certain recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as set out in the PRA Rulebook. These requirements were updated in January 2015 to implement the recovery and resolution framework under the BRRD. The updated requirements impose more regular and detailed reporting obligations, including the requirement to submit recovery plans and resolution packs to the PRA and to keep them up to date.

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These changes, which could affect the Santander UK group as a whole, include the EU implementation of the Basel Committee’s new market risk framework, which reflects rules made as a result of the Basel Committee’s fundamental review of the trading book. Other proposed changes to the capital framework include:

-	Revisions to the standardised approach to credit risk (Standardised Approach) to address certain weaknesses identified by the Basel Committee
-	Additional constraints on the use of internal model approaches for credit risk
-	The development of the Standardised Approach-based floor on modelled credit risk capital requirements.

The Basel Committee has also announced proposals to revise the measurement approach for operational risk and plans to finalise the calibration and design of the leverage ratio in 2017. The Basel Committee’s consultation paper on proposed revisions to the leverage ratio framework closed on 6 July 2016.

The foregoing measures could have a material adverse effect on our operating results, and consequently, on our business, financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for business purposes and thereby adversely affect our cost of funding, profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position. Furthermore increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. For more on our capital position and capital management, see ‘Risk review - Capital risk’ on pages 106 to 114.

318 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us

Liquidity risk is the risk that we, although solvent, either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Continued constraints in the supply of liquidity, including inter-bank lending, which arose between 2009 and 2013, materially and adversely affected the cost of funding our business. There can be no assurance that such constraints will not reoccur. Extreme liquidity constraints may affect our operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities. Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Changes in our credit spreads can significantly increase the cost of our funding and changes may be influenced by market perceptions of our creditworthiness. Changes to our credit spreads occur continuously and may be unpredictable and highly volatile. If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly).

In response to the financial crisis, central banks around the world, including the US Federal Reserve Bank and the ECB, made coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid. It remains uncertain for how long such measures will remain in place and to what extent they may be added to in the light of economic developments. In addition to the BoE Base Rate cut on 4 August 2016, the Bank of England announced a quantitative easing programme to purchase £70bn of assets, comprising £10bn of corporate bonds and £60bn of gilts. In December 2016 the ECB announced an extension to their quantitative easing programme until the end of 2017, albeit with a scaled down monthly volume of purchases from April 2017 of €60bn (from €80bn). If these current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs. In the United States (US), the Federal Reserve increased its short-term interest rate by 25 basis points in December 2016 and is forecasting three further interest rate increases in 2017.

In October 2013, the BoE updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The Indexed Long-Term Repo Facility will now be available to support regular bank requirements for liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Collateralised Term Repo Facility will be made available to support markets in the event of a market wide liquidity stress. Further, on 4 August 2016, the Bank of England announced the Term Funding Scheme (TFS), which allows participants to borrow central bank reserves in exchange for eligible collateral. The drawdown period under the TFS will run from 19 September 2016 to 28 February 2018. The TFS is being made available to banks and building societies that are participants in the Bank of England’s Sterling Monetary Framework and signed up to the Discount Window Facility. At 31 December 2016, we had drawn £4.5bn under the TFS. In addition to the TFS, we participated in the Funding for Lending Scheme (FLS). At 31 December 2016, we had drawn £3.2bn of UK treasury bills under the FLS. The availability of the BoE facilities described above for UK financial institutions, to the extent that they provide us with access to cheaper and more attractive funding than other sources, reduces our reliance on retail and/or wholesale markets. To the extent that we make use of these BoE facilities, any significant reduction or withdrawal of those facilities would increase our funding costs.

Each of the factors described above (the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank schemes or an increase in base interest rates) could have a material adverse effect on our liquidity and the cost of funding (whether directly or indirectly).

Further, we aim for a funding structure that is consistent with our assets, avoids excessive reliance on short-term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future.

We anticipate that our customers will continue to make deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected. For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Risk review – Liquidity risk’ on pages 90 to 105.

A sudden or unexpected shortage of funds in the banking system could threaten the stability of the banking system and lead to increased funding costs, a reduction in the term of funding instruments or require us to liquidate certain assets. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

The PRA has responsibility for the micro-prudential regulation of banks and certain other financial institutions. In June 2015, the PRA issued its policy statement on the transfer of the liquidity regime to the CRD IV standard, confirming that the existing regime under BIPRU 12 would cease to apply with effect from 1 October 2015, although certain of the BIPRU requirements are reflected in the new regime.

Santander UK Group Holdings plc 319

Annual Report 2016

Other information for US investors

Under CRD IV, banks are, or under transitional measures will be, required to meet two new liquidity standards, consisting of the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR) metrics, which are aimed to promote:

-	The short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario
-	A longer-term resilience by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.

LCR

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The LCR was introduced in the UK on 1 October 2015. The PRA has opted to impose higher liquidity coverage requirements than the minimum required by CRD IV during the phase-in period to 1 January 2018. The current minimum requirement for UK banks is set at 90% from 1 January 2017 and rising to 100% from 1 January 2018. Our current liquidity position is in excess of the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on our financial performance.

NSFR

In October 2014, the Basel Committee published its final standard of the NSFR which will take effect on 1 January 2018. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are expected to hold an NSFR of at least 100% on an ongoing basis and report its NSFR at least quarterly. Ahead of its planned implementation on 1 January 2018, the NSFR will remain subject to an observation period.

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

Exposure to UK Government debt could have a material adverse effect on us

Like many other UK banks, we invest in debt securities of the UK Government largely for liquidity purposes. At 31 December 2016, approximately 1% of our total assets and 35% of our securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We may suffer adverse effects as a result of the political, economic and sovereign debt tensions in the eurozone

Conditions in the capital markets and the economy generally in the eurozone continue to show signs of fragility and volatility, with political tensions in Europe being particularly heightened in the past twelve months. In addition, interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies. These factors could have a material adverse effect on our operating results, financial condition and prospects.

The UK EU Referendum caused significant volatility in the global stock and foreign exchange markets (for more information, see the risk factors entitled ‘We are vulnerable to disruptions and volatility in the global financial markets’ and ‘Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us’). It may have also encouraged anti-EU and populist parties in other EU Member States, raising the potential for other countries to seek to conduct referenda with respect to their continuing membership of the EU. On 4 December 2016, voters in Italy rejected constitutional reform proposals put forward by the Italian Prime Minister by way of referendum, which was generally regarded as portraying an anti-EU sentiment (the Italian Referendum). Following the results of the UK EU Referendum and the Italian Referendum, the risk of further instability in the eurozone cannot be excluded, particularly in Germany, France and the Netherlands, which are due to hold elections in 2017.

In the past, the ECB and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone (and other) nations, which may be under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be adversely affected, with wider possible adverse consequences for global financial market conditions.

The high cost of capital for some European governments impacted the wholesale markets in the UK, which resulted in an increase in the cost of retail funding and greater competition in the savings market. In the absence of a permanent resolution to issues that may contribute to adverse conditions in the eurozone, conditions could deteriorate.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies, including as a result of Banco Santander SA, and other affiliates being situated in the eurozone. Concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, have significantly increased in light of the political and economic factors mentioned above. For a further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see ‘Risk review – Country risk exposures’ on pages 132 to 133. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

320 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

We are exposed to risks faced by other financial institutions

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations

Credit ratings can in some instances affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us, and their credit ratings of our institution and our debt in issue are based on a number of factors, including our financial strength, the financial strength of Banco Santander SA, and that of the UK economy and conditions affecting the financial services industry generally.

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

In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts or require the posting of collateral. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, we estimate that at 31 December 2016, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £4.6bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.4bn of cash and collateral at 31 December 2016. These outflow requirements are however captured under the LCR regime. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us. In addition, if certain counterparties terminated derivative contracts with us and we were unable to replace such contracts, our market risk profile could be altered.

Following the results of the UK EU Referendum, S&P Global Ratings and Moody’s Investors Service affirmed the long-term credit ratings and changed the ratings outlooks of most major UK banks because of the medium term impact of political and market uncertainty (for further detail on our risk exposures as a result of the UK EU Referendum, see the risk factor entitled ‘Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us’). The Company’s long-term debt is currently rated investment grade by the major rating agencies: Baa1 with negative outlook by Moody’s Investors Service, BBB with stable outlook by S&P Global Ratings and A with positive outlook by Fitch Ratings. Santander UK plc’s long-term debt is currently rated investment grade by the major rating agencies: Aa3 with negative outlook by Moody’s Investors Service, A with negative outlook by S&P Global Ratings and A with positive outlook by Fitch Ratings. If a downgrade of any Santander UK group member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings of other members of the Santander UK group. Should there be any removal of systemic support by the UK Government, all things being equal, the impact on our long-term credit-rating could potentially increase the cost of some of our wholesale borrowing and our ability to secure both long-term and short-term funding may be reduced.

Further, following the results of the UK EU Referendum, the UK’s sovereign credit rating was downgraded by Fitch Ratings and S&P Global Ratings, and its outlook changed to negative by Moody’s Investors Service. Changes to the UK sovereign credit rating, or the perception that further changes may occur, could have a material adverse effect on our operating results, financial condition, prospects and the marketability and trading value of our securities. This might also impact on our own credit rating, borrowing costs and our ability to secure funding. Changes to the UK sovereign credit rating, or the perception that further changes may occur, could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and/or reducing asset prices.

There can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. Our failure to maintain favourable credit ratings and outlooks could increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

Santander UK Group Holdings plc 321

Annual Report 2016

Other information for US investors

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially adversely affect us and our profitability

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, exchange rates or equity prices.

Changes in interest rates would affect the following areas, among others, of our business:

-	Net interest income
-	The value of our derivatives transactions
-	The market value of our securities holdings
-	The value of our loans and deposits
-	The volume of loans originated

Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results).

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

Due to the historically low interest rate environment in the UK in recent years, the rates on many of our interest-bearing deposit products have been priced at or near zero, which may limit our ability to further reduce customer rates in the event of further cuts in BoE Base Rate and thus negatively impacting our margins. If the current low interest rate environment in the UK persists in the long term, it may be difficult to increase our net interest income, which will impact our results.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital is stated in pounds sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk, through hedging and the purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. The recent volatility in the value of the pound sterling in the wake of the result of the UK EU Referendum may persist as negotiations for exit continue and continued significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our results of operations and our ability to meet our US dollar and euro-denominated obligations, and which could have a material adverse effect on our operating results, financial condition and prospects.

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

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects

In the past nine years, financial markets have been subject to periods of significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition and prospects.

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

322 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Failure to successfully implement and continue to improve our credit risk management systems could materially and adversely affect our business

As a commercial banking group, one of the main types of risks inherent in our business is credit risk. We assess the particular risk profile of a customer using approved credit rating models, taking into account both quantitative and qualitative factors. This process could be subject to human and IT systems errors, which may result in credit ratings not correctly being assigned to customers and a larger exposure to higher credit risks than indicated by our rating models.

In addition, we continuously refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to detect all possible risks before they occur, or our employees may not be able to effectively implement our credit policies and guidelines due to limited tools available to us, which may increase our credit risk.

Any failure to effectively implement, consistently monitor and refine our credit risk management systems may result in an increase in the level of non-performing loans and higher losses than expected, which could have a material adverse effect on us.

We are subject to various risks associated with our derivative transactions that could have a material adverse effect on us

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to various risks associated with these transactions, including market risk, operational risk, basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or counterparty risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

Market practices and documentation for derivative transactions in the UK may differ from those in other countries. In addition, the execution and performance of these transactions depend on our ability to develop adequate control and administration systems. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business

Like other financial institutions we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our people, digital technologies, computer and email services, software and networks, as well as the secure processing, storage and transmission of confidential, sensitive personal data and other information using our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that our data and/or client records are incomplete, not recoverable or not securely stored. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attack. If we cannot maintain an effective and secure electronic data and information, management and processing system or we fail to maintain complete physical and electronic records, this could result in regulatory sanctions and serious reputational or financial harm to us.

Infrastructure and technology resilience

We take protective measures and continuously monitor and develop our systems to safeguard our technology infrastructure, data and information from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action, reputational harm and financial loss. Furthermore, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. There can be no absolute assurance that we will not suffer material losses from operational risks in the future, including those relating to any security breaches.

Cyber security

In particular, we have seen in recent years computer systems of companies and organisations being targeted, not only by cyber criminals, but also by activists and rogue states. In common with other financial institutions, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly we have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. This included an incident in 2016 that resulted in our customers experiencing slow performance logging in and performing transactions via our digital channels (online and mobile banking services) and was caused by a denial of service attack, launched by an unknown external third party. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets.

Santander UK Group Holdings plc 323

Annual Report 2016

Other information for US investors

In addition, we may also be impacted by cyber-attacks against national critical infrastructures in the UK, for example, the telecommunications network. In common with other financial institutions we are dependent on such networks and any cyber-attack against these networks could negatively affect our ability to service our customers. As we do not operate these networks, we have limited ability to protect our business from the adverse effects of cyber-attack against them.

Further, the domestic and global financial services industry, including key financial market infrastructure, may be the target of cyber disruption and attack by cyber criminals, activists and rogue states looking to cause economic instability. We have limited ability to protect our business from the adverse effects of cyber disruption or attack against our counterparties and key financial market infrastructure. If such a disruption or attack were to occur it could cause serious operational and financial harm to us.

Procedure and policy compliance

We also manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorised disclosures could subject us to legal actions and administrative sanctions as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorised access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

We may fail to detect or prevent money laundering and other financial crime activities due to not correctly identifying our financial crime risks and failing to implement effective controls to mitigate those risks. This could expose us to heavy fines, additional regulatory scrutiny, increased liability and civil claims and reputational risk

We are obligated to comply with applicable anti-money laundering (AML), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence (including in respect of sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and implement effective financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct financial crime training for our staff and to report suspicious transactions and activity to appropriate law enforcement following full investigation by the Suspicious Activity Reporting Unit.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel. For more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and financial crime related activities. These require the implementation and embedding within the business of effective controls and monitoring, which requires ongoing changes to systems and operational activities. Financial crime is continually evolving, and the expectation of regulators is increasing (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’). This requires similarly proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our staff to assist us by spotting such activities and reporting them, and our staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking licence. The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate AML procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects. Any such risks could have a material adverse effect on our operating results, financial condition and prospects.

324 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us

Our businesses and our ability to remain competitive depend to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by the Santander UK group and Banco Santander SA), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to our businesses and our ability to compete. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as our competitors; this may result in a loss of any competitive advantages that our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We may be exposed to unidentified or unanticipated risks despite our risk management policies, procedures and methods

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of risk reporting systems. For a further description of our risk management framework see the ‘Risk review’ on pages 29 to 133. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material, unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our reputation, operating results, financial condition and prospects.

Competition with other financial institutions could adversely affect us

We face substantial competition in all parts of our business, including originating loans and attracting deposits through our banking subsidiaries. The competition in originating loans comes principally from other domestic and foreign banks, building societies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and we face substantial competition in all parts of our business. As such, we constantly monitor competition, which arises from a number of financial institutions of different sizes and with a range of business models. Moreover, the financial crisis has and continues to reshape the banking landscape in the UK, reinforcing the importance of having a retail deposit funding base and being well capitalised. Our direct competitors have moved increasingly towards a policy of concentrating on the highest quality customers and there is strong competition for these customers.

Additionally, a large number of new entrants are increasingly entering the UK financial services market place. Again we identify and closely monitor this set of new entrants and take account of this in the firm’s management actions. Their arrival has further intensified competition as they seek to gain market share in a number of banking sectors, including for example payments, investments, lending, foreign exchange and data aggregation. We also face competition from non-bank competitors, such as supermarkets, department stores, electronic money institutions and technology firms, and generally from other loan or credit providers. We also compete with the UK Government owned National Savings & Investments for deposits.

Further, the rise in customer use of internet and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect on our competitive position.

We expect competition to intensify in response to consumer demand, technological changes, the potential impact of consolidation, regulatory actions and other factors. With effect from 1 April 2013, the FS Act amended the FSMA to include the FCA’s operational objectives of promoting effective competition in the interests of consumers in the markets for regulated financial services. Since 1 April 2015, the FCA has also been able to use concurrent competition powers under the Enterprise Act 2002 and the Competition Act 1998 to promote competition. There will be structural reform of the UK banking sector as banks implement The Financial Services (Banking Reform) Act 2013 which may lead to increased competition in UK Retail or wholesale banking activities. A strong political and regulatory will to foster consumer choice in financial services could lead to even greater competition (for more information, see the risk factor entitled ‘We are subject to substantial regulation and government oversight which could adversely affect our business and operations’). There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations.

If financial markets remain unstable, financial institution consolidation may continue (whether as a result of the UK Government taking ownership and control over other financial institutions in the UK or otherwise). Financial institution consolidation could also result from the UK Government’s recent disposals of stakes in financial institutions it previously controlled and any future disposals of retained stakes in other financial institutions. Such consolidation, by increasing the size and capabilities of our competitors could adversely affect our operating results, financial condition and prospects. There can be no assurance that this will not adversely affect our growth prospects, and therefore our operations.

Santander UK Group Holdings plc 325

Annual Report 2016

Other information for US investors

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

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that our new products and services will be responsive to customer demands or that they will be successful. In addition, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the UK market, we will be exposed to known, new and potentially increasingly complex risks, including conduct risk, and development expenses. Our employees and risk management systems, as well as our experience and that of our partners, may not be sufficient to enable us to properly manage such risks. In addition, the cost of developing products that are not launched is likely to affect our operating results.

While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

Any or all of the above factors, individually or collectively, could have a material adverse effect on us.

If the level of non-performing loans increases or the credit quality of our loans deteriorates in the future, or if our loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on us

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past, and can continue to, negatively impact our operating results, financial condition and prospects. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. We cannot be sure that we will be able to effectively control the level of impaired loans in, or the credit quality of, our total loan portfolio, which could have a material adverse effect on us.

Interest rates payable on a significant portion of our outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE Base Rate. As a result borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at relatively low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers’ required monthly payments may result in higher delinquency rates and losses related to non-performing loans in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to a larger non-performing loan portfolio, which could have a material adverse effect on us.

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our loan loss reserves are based on our current assessment of various factors affecting the quality of our loan portfolio, including our borrowers’ financial condition, repayment abilities, the realisable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the global financial crisis demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot provide any assurance that our current or future loan loss reserves will be sufficient to cover actual losses.

If our assessment of and expectations concerning the above mentioned factors differ from actual developments we may need to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on us

Our loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. As a result we would be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that we are not able to accurately forecast amortisation schedules for these purposes which may affect our profitability. Prepayment risk also has a significant adverse impact on credit card and collateralised mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. The risk of prepayment and our ability to accurately forecast amortisation schedules is inherent to our commercial activity and an increase in prepayments or a failure to accurately forecast amortisation schedules could have a material adverse effect on us.

326 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

The value of the collateral, including real estate, securing our loans may not be sufficient, and we may be unable to realise the full value of the collateral securing our loan portfolio

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting the UK’s economy. Our residential mortgage loan portfolio is one of our principal assets, comprising 77% of our loan portfolio at 31 December 2016. As a result, we are highly exposed to developments in the residential property market in the UK.

House purchase activity has slowed since the UK EU Referendum, most noticeably in central London, although house purchase activity generally continues to be supported by certain economic fundamentals including low mortgage rates, healthy consumer confidence levels, falling unemployment and positive real earnings growth. Nevertheless, any increase in house prices may be limited should real earnings growth weaken. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

The value of the collateral securing our loan portfolio may also be adversely affected by force majeure events such as natural disasters like floods or landslides. Any force majeure event may cause widespread damage and could have an adverse impact on the economy of the affected region and may therefore impair the asset quality of our loan portfolio in that area.

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

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses when necessary. From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms, or at all. Furthermore, preparations for acquisitions that we do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialise. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth decisions including our ability to:

-	Manage efficiently our operations and employees of expanding businesses
-	Maintain or grow our existing customer base
-	Fully due diligence and assess the value, strengths and weaknesses of investment or acquisition candidates
-	Finance strategic opportunities, investments or acquisitions
-	Fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy
-	Align our current information technology systems adequately with those of an enlarged group
-	Apply our risk management policy effectively to an enlarged group
-	Manage a growing number of entities without over-committing management or losing key personnel.

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

Goodwill impairments may be required in relation to acquired businesses

We have made business acquisitions in past years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, and more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect our regulatory capital. Whilst no impairment of goodwill was recognised in 2015 or 2016, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (FSCS) was established under FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a PRA-authorised or FCA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA or the FCA (i.e. participant firms), including members of the Santander UK group.

Santander UK Group Holdings plc 327

Annual Report 2016

Other information for US investors

Following the default of a number of authorised financial services firms since 2008, the FSCS borrowed funds totalling approximately £18bn from HM Treasury to meet the compensation costs for customers of those firms. The substantial majority of the principal should be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted. However, the FSCS estimates that the assets of these failed institutions are insufficient, and, to the extent that there remains a shortfall, the FSCS is recovering this shortfall by levying firms authorised by the PRA or the FCA in instalments. For the year ended 31 December 2016, we charged £34m to the income statement in respect of the costs of the FSCS.

The FSCS also has the power to impose ‘management expenses in respect of relevant schemes levy’ (MERS levy) in relation to its potential role as agent of other compensation schemes. The FSCS may impose a MERS levy on participant firms to meet expenses it incurs in its role as agent.

In the event that the FSCS raises further funds from participant firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to us may have a material adverse effect on our operating results, financial condition and prospects. Since 2008, measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions. In addition, following amendments to the preferred credit status of depositors that came into force on 31 December 2014, the FSCS stands in the place of depositors of a failing institution and has preferred status over an institution’s other creditors.

Regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For example, a recast EU Deposit Guarantee Scheme Directive (the DGSD) entered into force on 2 July 2014, introducing a tighter definition of deposits and includes a requirement that the Deposit Guarantee Scheme pay customers within a week and a requirement that banks must be able to provide information on the aggregated deposits of a depositor. These revisions may affect the methodology employed by the FSCS for determining levies on institutions. In addition, the DGSD also required EU Member States to ensure that, by 3 July 2014, the available financial means of deposit guarantee schemes reach a minimum target level of 0.8% of the covered deposits of their members and requires deposit guarantee schemes to be ex-ante funded. Between April and July 2015, the PRA published its final rules implementing the DGSD, most of which took effect on 3 July 2015. The final rules enable the FSCS to use the existing bank levy to meet the ex-ante funding requirements in the DGSD. Changes as a result of this may affect our profitability.

FSCS levies are collected by the FCA as part of a single payment by firms covering the FCA, the PRA, the FOS and the FSCS fees. It is possible that future policy of the FSCS and future levies on the firms authorised by the FCA or PRA may differ from those at present and that this could lead to a period of some uncertainty for members of the Santander UK group. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such developments, we may incur additional costs and liabilities which may adversely affect our operating results, financial condition and prospects.

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

The following paragraphs discuss five major reforms (the Bank Levy, Restriction of Tax Deductions for Compensation Payments, Corporation Tax Surcharge, FATCA and possible future changes in the taxation of banking groups in the EU) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banking groups, including us.

Bank Levy

HM Treasury introduced an annual UK bank levy (the Bank Levy) via legislation in the Finance Act 2011. The Bank Levy is imposed on (among other entities) UK banking groups and subsidiaries, and therefore applies to us. The amount of the Bank Levy is based on a bank’s total liabilities, excluding (among other things) Tier 1 capital, insured retail deposits and repos secured on sovereign debt. With effect from 1 April 2015, the Finance Act 2015 increased the rate (for short-term liabilities) to 0.21% (a reduced rate is applied to long-term equity and liabilities). Subsequently the Finance (No.2) Act 2015 (Finance No.2 Act), which was enacted on 18 November 2015, reduced the Bank Levy rate from 0.21% to 0.18% from 1 January 2016 with subsequent annual reductions to 0.1% from 1 January 2021.

Restriction of Tax Deductions for Compensation Payments

The Finance (No.2) Act implemented measures that have led to, for expenditure arising on or after 7 July 2015 by banking companies (including ANTS and Santander UK plc) (i) certain compensation payments (comprising redress and interest payable to customers) no longer being deductible for corporation tax purposes; and (ii) a deemed taxable receipt equivalent to 10% of those compensation payments.

Corporation Tax Surcharge

With effect from 1 January 2016, banks (as defined in the Corporation Tax Act 2010 and including ANTS and Santander UK plc) are subject to a surcharge at a rate of 8% on their taxable profits for corporation tax purposes (with certain reliefs added back and subject to annual allowance).

FATCA

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

328 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

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

The US and the UK have entered into an agreement for the implementation of FATCA (the US-UK IGA) under which Santander UK plc and Abbey National Treasury Services plc will be treated as Reporting Financial Institutions (as defined therein). We do not anticipate that these entities will be required to deduct any tax under FATCA from payments on the securities that we issue. Each relevant member of the Santander UK group subject to the US-UK IGA will, however, need to comply with certain due diligence and reporting requirements to HMRC or any other relevant tax authority. Holders of securities that the Santander UK group issues therefore may be required to provide information and tax documentation, as well as that of their direct or indirect owners, and this information may be reported to the Commissioners for HMRC or any other relevant tax authority, and ultimately to the IRS. There can be no assurance that any such member of the Santander UK group will be treated as a Reporting Financial Institution or that in the future we would not be required to deduct tax under FATCA from payments we make on certain financial products.

Further, additional rules similar to FATCA have been implemented in other jurisdictions and the UK has entered into information sharing agreements based on FATCA with its Crown Dependencies and Overseas Territories. The Crown Dependency and Gibraltar agreements are reciprocal and require UK Financial Institutions to identify customers who are tax residents of the Crown Dependencies and Gibraltar (and vice versa). The commencement date for these agreements was the same as for FATCA, i.e. 1 July 2014.

European Taxation

On 14 February 2013, the Commission published a proposal (the Commission Proposal) for a directive for a common system of financial transactions tax (FTT) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the Participating Member States). Under the Commission’s proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Whilst the UK is not a Participating Member State, the Commission’s proposal is broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States.

Joint statements issued in 2014 by the Participating Member States indicated an intention to implement the FTT by 1 January 2016. However, the Commission’s proposal remains subject to continued negotiation between the Participating Member States. It is reported that a final decision will be delayed to mid-2017 and we are monitoring developments and any likely impact on us.

Changes in our pension liabilities and obligations could have a materially adverse effect on us

We provide retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. Santander UK plc is the principal employer under these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees although, if they cannot agree, the rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes, however, the scheme trustees’ may have the unilateral right to set our relevant contribution payment.

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

The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be moved to any company that is connected with or an associate of such employer in circumstances where the Pensions Regulator considers it reasonable to issue and multiple notices could be issued to connected companies for the full amount of debt, resulting in a surplus. The risk of a contribution notice being imposed may inhibit our freedom to restructure or to undertake certain corporate activities.

Should the value of assets to liabilities in respect of the defined benefit schemes operated by us record a deficit, due to either a reduction in the value of the pension fund assets (depending on the performance of financial markets) and/or an increase in the pension fund liabilities due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, the expected rate of return on scheme assets, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in us having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce our capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with us before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them.

Our principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustee Limited (the Pension Scheme Trustee), a wholly-owned subsidiary of the Company. At 31 December 2016, the Pension Scheme Trustee had 13 directors, comprising six Santander UK plc appointed directors and seven member-elected directors. Investment decisions are delegated by the Pension Scheme Trustee to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by the Santander (CF) Trustee directors, with up to four appointed by Santander UK plc and up to three by the Pension Scheme Trustee. The Pension Scheme Trustee directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander UK group Pension Scheme and not that of Santander UK plc. Any increase in our pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc 329

Annual Report 2016

Other information for US investors

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require us to make changes to our structure and business which could have an impact on our pension schemes or liabilities. For a discussion of the ICB’s recommendations see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our growth strategy and of a culture of Simple, Personal and Fair depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees, particularly hiring senior employees from outside the financial services industry. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

Damage to our reputation could cause harm to our business prospects

Protecting and enhancing our reputation is critical. Without a positive reputation, we will struggle to attract and retain customers, investors and employees and conducting business transactions with counterparties. Damage to the reputation of the Santander UK group or Banco Santander SA (as the majority shareholder in the Company), the reputation of affiliates operating under the ‘Santander’ brand or any of our other brands could therefore cause significant harm to our business and prospects. Harm to our reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers and counterparties. Further, negative publicity regarding us may result in harm to our operating results, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial condition

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, provisions, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial condition, based upon materiality and significant judgements and estimates, include impairment of loans and advances, valuation of financial instruments, provision for conduct remediation and pensions.

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

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by us within our financial statements or under other accounting, regulatory, supervisory or listing authority requirements, including in reports filed or submitted under the US Securities Exchange Act of 1934, as amended (the Exchange Act), is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms and other applicable accounting, regulatory, supervisory or listing authority requirements. We adopted the Committee of Sponsoring Organisations of the Treadway Commission internal control – integrated framework with effect from 15 December 2014, replacing the previous framework. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of controls over financial reporting.

However, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

330 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. As a result of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Changes in accounting standards could impact reported earnings

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards, see Note 1 to the Consolidated Financial Statements.

We rely on third parties and affiliates for important infrastructure support, products and services

Third party providers and certain affiliates provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third party providers and affiliates is a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting our third party providers and affiliates, and other parties that interact with these parties. As our interconnectivity with these third parties and affiliates increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliates, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Any restructuring could involve significant expense to us and entail significant delivery and execution risk which could have a material adverse effect on our business, operations and financial condition.

We are part of a group and we may engage in transactions with our subsidiaries or affiliates

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal and other services. Also, we rely upon certain outsourced services (including information technology support, maintenance and consultancy services) provided by certain other members of the Banco Santander group (for more information, see the risk factor entitled ‘We rely on third parties and affiliates for important infrastructure support, products and services’). The foregoing arrangements may be considered by some not to be on an arm’s-length basis. English law applicable to public companies and financial groups and institutions, as well as our articles of association, provide for several procedures designed to ensure that the transactions entered into, with or among our financial subsidiaries, do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our controlling shareholder). Future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favour.

Further, as a subsidiary of Banco Santander SA, we may need to rely on our parent for support in our business, operations or capital position. If Banco Santander SA is not able to provide support at the required time, this could have a material adverse effect on our financial condition and prospects. In addition, we are subject to the oversight of Banco Santander SA and the strategy of the Banco Santander group as a whole and any material change in the strategy of the Banco Santander group may have a material adverse effect on our business and prospects.

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

Santander UK Group Holdings plc 331

Annual Report 2016

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

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are neither past due nor impaired, past due but not impaired, and impaired. This disclosure may be found in the ‘Credit risk – Santander UK group level – credit risk review’ section of the Risk review.

In accordance with IFRS, Santander UK recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £11m (2015: £15m, 2014: £23m).

Unimpaired loans contractually past due 90 days or more as to interest or principal

We classify loans as NPLs where customers don’t make a payment for three months or more, or if we have data to make us doubt they can keep up with their payments. We describe this in more detail in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review. Details of our non-performing loans and advances are set out below and in the ‘Credit risk – Santander UK group level – credit risk review’ section of the Risk review.

	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Loans and advances to customers(1) of which:	200,156	198,634	190,651	187,048	194,733
NPLs	2,994	3,056	3,424	3,823	4,210
Total impairment loan loss allowances	989	1,157	1,439	1,555	1,803
	%	%	%	%	%
NPL ratio(2)	1.50	1.54	1.80	2.04	2.16
Coverage ratio(3)	33	38	42	41	43

(1) Includes Social Housing loans and finance leases, and excludes trading assets.

(2) NPLs as a percentage of loans and advances to customers.

(3) Impairment loss allowances as a percentage of NPLs.

Forbearance

To support customers that encounter difficulties, we operate forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. We employ a range of forbearance strategies in order to improve the management of customer relationships, maximise collection opportunities within customers’ affordability and, if possible, avoid foreclosure or repossession. For more on this, see the ‘Credit risk management - Retail Banking’ and ‘Credit risk management – Other segments’ sections of the Risk review.

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

Potential problem loans and advances

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those discussed above, and as discussed in the ‘Credit risk’ section of the Risk review.

332 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

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

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2016, 2015 and 2014 cross border outstandings exceeding 1% of total assets were as follows:

2016	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	5.0	13.1	0.1	18.2
Japan	2.8	3.3	1.4	7.5

2015
US	2.7	12.2	0.1	15.0
Japan	2.7	1.1	1.7	5.5
France	0.4	2.2	1.6	4.2

2014
US	4.9	11.1	0.2	16.2
Japan	3.8	0.2	1.1	5.1

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2016, 2015 and 2014, cross border outstandings between 0.75% and 1% of total assets were as follows:

2016	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Spain	-	2.5	0.2	2.7
Luxembourg	-	2.3	0.3	2.6
Germany	-	2.5	-	2.5
France	0.4	2.0	0.1	2.5

2015
Germany	0.1	2.2	0.5	2.8

2014
France	0.4	2.2	0.1	2.7
Spain	-	2.5	0.1	2.6
Germany	0.2	1.9	0.3	2.4

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2016, 2015 and 2014, cross border outstandings between 0.5% and 0.75% of total assets were as follows:

2016

None.

2015	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Spain	-	1.7	0.2	1.9

2014
Switzerland	0.7	0.5	0.3	1.5

Santander UK Group Holdings plc 333

Annual Report 2016

Other information for US investors

The geographical analysis below is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. For geographical analysis by the domicile of the borrower rather than the office of lending, see the ‘Country risk exposure’ section in the Risk review.

Impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Observed impairment loss allowances:
Advances secured on residential properties - UK	130	159	248	303	299
Corporate loans - UK	287	282	412	482	734
Finance leases - UK	13	12	7	8	6
Unsecured personal advances - UK	73	78	85	80	146
Total observed impairment loss allowances	503	531	752	873	1,185
Incurred but not yet observed impairment loss allowances:
Advances secured on residential properties - UK	149	265	331	290	253
Corporate loans - UK	95	113	146	151	162
Finance leases - UK	100	57	47	36	34
Unsecured personal advances - UK	142	191	163	205	168
Total incurred but not yet observed impairment loss allowances	486	626	687	682	617
Total impairment loss allowances	989	1,157	1,439	1,555	1,802
Movements in impairment loss allowances on loans and advances to customers An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.
	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Impairment loss allowances at 1 January	1,157	1,439	1,555	1,802	1,429
Amounts written off:
Advances secured on residential properties - UK	(29)	(32)	(56)	(89)	(75)
Corporate loans - UK	(72)	(157)	(150)	(382)	(215)
Finance leases - UK	(3)	(5)	(7)	(10)	(13)
Unsecured personal advances - UK	(196)	(244)	(272)	(342)	(377)
Total amounts written off	(300)	(438)	(485)	(823)	(680)
Observed impairment losses charged against profit:
Advances secured on residential properties - UK	-	(57)	1	93	55
Corporate loans - UK	77	24	80	130	542
Finance leases - UK	12	12	6	12	12
Unsecured personal advances - UK	174	248	277	316	338
Total observed impairment losses charged against profit	263	227	364	551	947
Incurred but not yet observed impairment losses charged against/(released into) profit	(131)	(71)	5	25	106
Total impairment losses charged against profit	132	156	369	576	1,053
Impairment loss allowances at 31 December	989	1,157	1,439	1,555	1,802

	%	%	%	%	%
Ratio of amounts written off to average loans during the year	0.15	0.22	0.26	0.43	0.34
Recoveries, net of collection costs An analysis of recoveries, net of collection costs is presented below.
	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Advances secured on residential properties - UK	4	2	3	4	4
Corporate loans - UK	3	3	4	8	6
Finance leases - UK	2	2	2	2	2
Unsecured personal advances - UK	56	83	102	87	53
Total amount recovered	65	90	111	101	65

334 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Taxation for US investors

The following is a summary, under current law, of the main UK tax considerations relating to the beneficial ownership by a US taxpayer of the shares of the Company. This summary is provided for general guidance and does not address investors that are subject to special rules or that do not hold the shares as capital assets. US residents should consult their local tax advisers, particularly in connection with any potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares.

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

Santander UK Group Holdings plc 335

Annual Report 2016

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

General meetings shall be called by at least 14 clear days’ notice (that is, excluding the day of the general meeting and the day on which the notice is given). A general meeting may be called by shorter notice if it is so agreed, in the case of an annual general meeting, by all the shareholders having a right to attend and vote, or in other cases, by a majority in number of the shareholders having a right to attend and vote, being a majority together holding not less than 95% in nominal value of the shares giving the right. The notice shall specify the date, time and place of the meeting and the general nature of the business to be transacted.

There are no restrictions on the rights to own securities for either resident or non-resident shareholders, other than those to which they may be subject as a result of laws and regulations in their home jurisdiction.

 336 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

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

The following activities are disclosed in response to Section 13(r) with respect to the Company and its affiliates within the Banco Santander group. During the period covered by this report:

(a)	Santander UK holds two savings accounts and one current account for two customers resident in the UK who are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2016 were negligible.

(b)	Santander UK held a savings account for a customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The savings account was closed on July 26, 2016. Revenue generated by Santander UK on this account in the year ended December 31, 2016 was negligible.

(c)	Santander UK held a current account for a customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The current account was closed on December 22, 2016. Revenue generated by Santander UK on this account in the year ended December 31, 2016 was negligible.

(d)	Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through the year ended December 31, 2016. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2016 were negligible.

(e)	During the year ended December 31, 2016, Santander UK had an OFAC match on a power of attorney account. The power of attorney listed on the account is currently designated by the US under the SDGT & Iranian Financial Sanctions Regulations (IFSR) sanctions program. The power of attorney was removed from the account on July 29, 2016. During the year ended December 31, 2016, revenues and profits generated by Santander UK were negligible.

(f)	An Iranian national, resident in the UK, who is currently designated by the US under the IFSR and the Non-Proliferation of Weapons of Mass Destruction (NPWMD) designation, held a mortgage with Santander UK that was issued prior to such designation. The mortgage account was redeemed and closed on April 13, 2016. No further drawdown has been made (or would be allowed) under this mortgage although we continued to receive repayment instalments prior to redemption. Revenue generated by Santander UK on this account in the year ended December 31, 2016 was negligible. The same Iranian national also held two investment accounts with Santander ISA Managers Limited. The funds within both accounts were invested in the same portfolio fund. The accounts remained frozen until the investments were closed on May 12, 2016 and cheques issued to the customer on May 13, 2016. Revenue generated by Santander UK on these accounts in the year ended December 31, 2016 was negligible relative to the overall revenues of Banco Santander SA.

(g)	In addition, during the year ended December 31, 2016, Santander UK held a basic current account for an Iranian national, resident in the UK, previously designated under the OFAC Iran designation. The account was closed in September 2016. Revenue generated by Santander UK on this account in the year ended December 31, 2016 was negligible.

In addition, the Banco Santander group has an outstanding legacy export credit facility with Bank Mellat. In 2005, Banco Santander SA participated in a syndicated credit facility for Bank Mellat of € 15.5m, which matured on July 6, 2015. As of December 31, 2016, the Banco Santander group was owed € 0.1m not paid at maturity under this credit facility, corresponding to the 5% that was not covered by official export credit agencies.

Banco Santander SA has not been receiving payments from Bank Mellat under this or other credit facilities in recent years. Banco Santander SA has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Banco Santander SA under this facility since it was granted.

In addition, the Banco Santander group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2016 that were negligible relative to the overall revenues and profits of Banco Santander SA. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Santander UK Group Holdings plc 337

Annual Report 2016

Other information for US investors

New York Stock Exchange (NYSE) Corporate Governance – differences in UK and NYSE corporate governance practice

The Company issues notes in the US from time to time pursuant to a shelf registration statement filed with the SEC. As these notes are listed on the NYSE, the Company is required to comply with NYSE corporate governance standards. Under the NYSE corporate governance standards, the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. We believe the following to be the significant differences between our current corporate governance practices and those applicable to US companies under the NYSE corporate governance standards.

Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As at 31 December 2016, our Board was comprised of a Chair (who is also a Non-Executive Director), one Executive Director (the CEO) and eleven other Non-Executive Directors. The Chair, Shriti Vadera, and six of the other Non-Executive Directors, Alain Dromer, Annemarie Durbin, Ed Giera, Chris Jones, Genevieve Shore and Scott Wheway, were independent as defined in the NYSE corporate governance standards. The other five Non-Executive Directors were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA.

The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2016, the following Directors made up the Board Nomination Committee: Shriti Vadera (Chair), Ana Botín, Bruce Carnegie-Brown, Chris Jones, Ed Giera and Scott Wheway. Of these Directors, Shriti Vadera, Chris Jones, Ed Giera and Scott Wheway were independent according to NYSE corporate governance standards as at 31 December 2016.

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

The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. The Board Remuneration Committee was not composed entirely of independent directors in 2016 according to NYSE corporate governance standards. Under its written Terms of Reference, this Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2016, the Board Remuneration Committee was made up of six independent Non-Executive Directors according to NYSE corporate governance standards (Scott Wheway (Chair), Alain Dromer, Annemarie Durbin, Ed Giera, Chris Jones, and Genevieve Shore) and one Non-Executive Director who was not independent according to such standards (Bruce Carnegie-Brown).

The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and whose members are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2016, the Board Audit Committee was made up of seven Non-Executive Directors: Chris Jones (Chair), Alain Dromer, Annemarie Durbin, Ed Giera, Genevieve Shore, Manuel Soto and Scott Wheway. All seven members were independent in 2016 as defined in Rule 10A-3.

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

The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. In 2013, the first external Board effectiveness review was conducted by Bvalco Limited, an external evaluator. The Board undertook an external review of Board effectiveness in 2016 and agreed on a plan for continuous improvement.

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

 338 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Glossary of financial services industry terms

Term	Definition
1I2I3 World

The 1I2I3 World is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, house insurance and special deals. The products include the 1I2I3 Current Account, the 1I2I3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1I2I3 Mini (for children, in Trust), Student, Graduate, and Postgraduate accounts.

1I2I3 World customer

A customer who holds one of our 1I2I3 current accounts, 1I2I3 Credit Card (including additional card holders) or the 1I2I3 Mini Account (in Trust). Trustees are not classed as 1I2I3 World customers. All customers must meet the eligibility for each product and 1I2I3 World offer.

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

UK Bank Levy

The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.

Banking NIM	Banking net interest margin. Net interest income divided by average customer assets.
Basel III

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.

Basis point	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Business Banking	Division serving enterprises with a turnover of up to £250,000 per annum.
Colleague engagement

Colleague engagement is measured on annual basis in the Group Engagement Survey (GES), conducted by Korn Ferry for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high performing firms.

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

Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital

The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET1 capital ratio is CET1 capital as a percentage of risk-weighted assets.

CET1 capital ratio	CET1 capital as a percentage of risk weighted assets.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Core Tier 1 capital

Called up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment loss allowance and securitisation positions as specified by the PRA.

Core Tier 1 capital ratio	Core Tier 1 capital as a percentage of risk weighted assets.
Corporate customer satisfaction

Measured by the Charterhouse UK Business Banking Survey, an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn.

Corporates	The sum of SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.
Cost-to-income ratio	Total operating expenses as a percentage of total income.
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

Santander UK Group Holdings plc 339

Annual Report 2016

Other information for US investors

Term	Definition
Customer loans / customer deposits

Money lent to or deposited by all individuals and companies that are not credit institutions. Such funds are predominantly recorded as assets and liabilities in the balance sheet under Loans and advances to customers and Deposits by customers, respectively.

Customer funding gap	Customer loans less customer deposits.
Customer satisfaction	See ‘Corporate customer satisfaction’ and ‘Retail customer satisfaction’.
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

Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app at least once in the month.
Distributable items	Equivalent to distributable profits under the Companies Act 2006.
Dividend payout ratio

Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interests). The payment of each dividend is subject to regulatory approval.

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
Impairment loss allowance (Loan loss allowance)

An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss in the lending book. An impairment loss allowance may be either identified or unidentified and individual or collective.

 340 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Term	Definition
Impairment losses

The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for- sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

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

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.
Large corporate	Enterprises which have a turnover above £500m per annum.
Lending to corporates	The sum of our Business banking, Commercial Banking and Global Corporate Banking loan balances.
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

Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.
Liquidity Coverage Ratio (LCR)

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.

LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high quality liquid assets. The LCR eligible liquidity pool also covers both Pillar 1 and Pillar 2 risks.
Loan loss rate	Defined as a rolling twelve months impairment charge on loans and advances divided by average loans and advances.
Loan-to-deposit ratio (LDR)	LDR is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).
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

Loyal retail customers	Primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.
Loyal SME and corporate customers

Business banking and corporate customers that hold at least three products. Corporate customers in the trade business must also have a current account with a minimum activity threshold specific to their customer segment.

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

Medium-Term Funding (MTF)

Shown at a sterling equivalent value. Consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received from the Bank of England’s Funding for Lending Scheme (FLS) or Term Funding Scheme (TFS).

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

Mid corporates	Enterprises which have a turnover of between £50m and £500m per annum.
Mortgages	Refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.
Mortgage-Backed Securities (MBS)

Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage retention	The proportion of customers with a maturing mortgage that remain with Santander. Applied to mortgages four months post maturity and is calculated as a twelve-month average of retention rates.
n.m.	Not meaningful when the change is above 100%.

Santander UK Group Holdings plc 341

Annual Report 2016

Other information for US investors

Term	Definition
Net fee and commission income

Fee and commission income minus other fees paid that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.

Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Non-performing loans (NPLs)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Santander UK group Level - Credit risk management – risk measurement and control’ in the Risk review section of this Annual Report.

NPL ratio	NPLs as a percentage of loans and advances to customers.
Other retail products	Other Retail products include Business Banking, Cater Allen, Structured Products, cahoot and the branch in Jersey.
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
People Supported

People supported through our charity partnerships and leading Explorer, Transformer and Changemaker programmes. Employee volunteer activities are organised through our flagship Discovery Project programme, the Santander Foundation and Santander Universities.

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

Residential Mortgage-Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
Retail customer satisfaction

Measured through the Financial Research Survey (FRS), a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands.

Retail deposit spread	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.
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

Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
Santander UK	Refers to Santander UK Group Holdings plc and its subsidiaries.
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

 342 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Term	Definition
Select customers

Customers who have a Santander Current Account plus one of the following: monthly credit turnover of £5k, or savings, banking and investments worth £75k, or a Santander mortgage on a property worth a minimum of £500k.

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

Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
SVR	Standard Variable Rate for mortgages.
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

Total wholesale funding

Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance, TFS and non-customer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

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

UK leverage ratio (previously known as PRA end-point Tier 1 leverage ratio)	CRD IV end-point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014. In July 2016, the definition was amended to exclude from the calculation for total exposure those assets held against central banks that are matched by deposits in the same currency and of equal or longer maturity.
Value at Risk (VaR)

An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.

Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.
Write-down

After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.	.

Santander UK Group Holdings plc 343

Annual Report 2016

Other information for US investors

Contact and other information

Santander Shareholder Relations

2 Triton Square	Phone numbers:	Email:
Regent’s Place	0871-384-2000	shareholders@santander.com
London	+44 (0) 121-415-7188 (outside the UK)
NW1 3AN

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

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2016 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Legal proceedings

We are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on our financial position or our results of operations. See Notes 33 and 35 to the Consolidated Financial Statements.

Material contracts

We are party to various contracts in the ordinary course of business. For the two years ended 31 December 2016 there have been no material contracts entered into outside the ordinary course of business.

Audit fees

See Note 7 to the Consolidated Financial Statements.

Accounting developments under IFRS

See Note 1 to the Consolidated Financial Statements.

Share capital

Details of the Company’s share capital are set out in Note 36 to the Consolidated Financial Statements.

Major shareholders

On 23 September 2013, the Company was incorporated with the issuance of two ordinary shares of £1 each which formed the initial share capital of the Company and were held by Banco Santander S.A. On 10 January 2014, pursuant to a Board resolution dated 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to Banco Santander SA and Santusa Holding SL in exchange for acquiring all of the ordinary shares of Santander UK plc. The Company has been a subsidiary of Banco Santander SA and Santusa Holding SL Santander UK Group Holdings plc throughout 2015. On 25 March 2015 the Company became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc.

Exchange controls

There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors above.

 344 Santander UK Group Holdings plc

Risk factors	Risk elements in	Taxation for	Articles of	ITRA	NYSE	Glossary	Contact and other	Form 20-F
	the loan portfolio	US investors	Association				information

Cross-reference to Form 20-F

1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected Financial Data	304
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	309
4	Information on the Company	History and Development of the Company	166, 193
		Business Overview	8, 9, 168, 176, 179, 182, 184
		Organisational Structure	99, 166
		Property, Plant and Equipment	250
4A	Unresolved Staff Comments		N/a
5	Operating and Financial Review and Prospects	Operating Results	173, 207
		Liquidity and Capital Resources	90, 106
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	6, 12, 13
		Off-Balance Sheet Arrangements	196
		Contractual Obligations	196
6	Directors, Senior Management and Employees	Directors and senior management	135
		Compensation	158
		Board Practices	140
		Employees	22, 229
		Share Ownership	22, 272
7	Major Shareholders and Related Party Transactions	Major Shareholders	344
		Related Party Transactions	276, 298
		Interests of Experts and Counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	201, 207, 344
		Significant Changes	166
9	The Offer and Listing	Offer and Listing Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*
10	Additional Information	Share Capital	*
		Articles of Association	336
		Material Contracts	344
		Exchange Controls	344
		Taxation	335
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	344
		Subsidiary Information	N/a
11	Quantitative and Qualitative Disclosures about Market Risk		81
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
13	Defaults, Dividend Arrearages and Delinquencies		N/a
14	Material Modifications to the Rights of Security Holders	Modification of rights	N/a
	and Use of Proceeds	Modification of rights by modifying other securities	N/a
		Withdrawal or substitution of assets	N/a
		Change of trustees or paying agents	N/a
		Use of proceeds	N/a
15	Controls and Procedures	Disclosure Controls and Procedures	169
		Management’s Annual Report on Internal Control over Financial Reporting	169
		Attestation Report of the Registered Public Accounting Firm	N/a
		Changes in Internal Control Over Financial Reporting	169
16A	Board Audit Committee Financial Expert		157
16B	Code of Ethics		168
16C	Principal Accountant Fees and Services		232
16D	Exemptions from the Listing Standards for Board Audit Committees		N/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a
16F	Change in Registrant’s Certifying Accountant		155, 170
16G	Corporate Governance		338
16H	Mine Safety Disclosure		N/a
17	Financial Statements		N/a
18	Financial Statements		207
19	Exhibits		Filed with SEC

  * Not required for an Annual Report.

Santander UK Group Holdings plc 345

Further information

Contact us

	Customer services	Community involvement
	For further information about products and services, please visit our website:	To find out more about applying for donations and the Santander UK Foundation, please visit our website:

	www.santander.co.uk customerservices@santander.co.uk	www.santanderfoundation.org.uk
Media centre
	+44 (0)870 6076000	Contacts for the media relations team are available at our website via the media section:
Shareholders
	Information for UK shareholders of Banco Santander can be found at our website:	www.aboutsantander.co.uk mediarelations@santander.co.uk
Investor relations
	www.santandershareholder.co.uk santandershareholders@equiniti.com	For financial results and presentations, stock exchange announcements, credit ratings and information for debt investors, please visit the investor relations section of our website:

By post, please write to:
Santander Nominee Service
Aspect House
	Spencer Road	www.aboutsantander.co.uk ir@santander.co.uk
Lancing BN99 6NZ
+44 (0)371 3842000 +44 (0)121 415718 (From outside the UK)

Key Dates

26 April 2017 Q1 2017 results
27 July 2017 Q2 2017 results
26 October 2017 Q3 2017 results

Glossary

Designed and produced by FleishmanHillard Fishburn

Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands.

The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

2016-2018 KPIs and targets

KPIs are presented at 31 December in the periods indicated. Reported KPIs are based on spot balances at these dates with the exception of the CIR, RoTE(1), and retail customer satisfaction, which are based on performance in the relevant period or year.

Targets for our KPIs were established at the 2015 Banco Santander Investor Day and set for the period 2016-2018, based on the forecast and outlook then in place. Three of our 2018 shareholder targets were revised to reflect the changed economic environment at the 2016 Group Strategy Update on 30 September 2016, as outlined in the Strategy review section of the Strategic Report.

(1) Non-IFRS measure. See page 306.

Santander UK Group Holdings plc 2 Triton Square Regent’s Place London NW1 3AN www.santander.co.uk

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Nathan Bostock
Nathan Bostock
Chief Executive Officer

Dated: 1 March, 2017

EXHIBIT INDEX

Exhibits[1]

1.1	Articles of Association of Santander UK Group Holdings plc (incorporated by reference to Exhibit 1.1 to Santander UK Group Holdings plc’s Form 20-FR filed with the Securities and Exchange Commission on 10 August 2015)

7.1	Statement of ratio of earnings to fixed charges[2]

8.1	List of Subsidiaries of Santander UK Group Holdings plc - the list of subsidiaries of Santander UK Group Holdings plc can be found in ‘Subsidiaries, joint ventures and associates’ on pages 300 to 302 of the Shareholder information section of the Form 20-F

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP[2]

15.2	Consent of Deloitte LLP[2]

[1]

Documents concerning Santander UK Group Holdings plc referred to within the Annual Report on Form 20-F 2015 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK Group Holdings plc.

[2]	Incorporated by reference into Registration Statement No. 333-207355 on Form F-3.