Form 20-F
period 2017-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2018-03-07
CIK 1649373

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Tel: +44 (0) 20 7756 4272

E-mail: julian.curtis@santander.co.uk

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

2.875% Notes due 2020	New York Stock Exchange
3.125% Notes due 2021	New York Stock Exchange
2.875% Notes due 2021	New York Stock Exchange
3.571% Notes due 2023	New York Stock Exchange
3.373% Fixed Rate/Floating Rate Notes due 2024	New York Stock Exchange
3.823% Fixed Rate/Floating Rate Notes due 2028	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary shares of nominal value of £1 each

Securities registered or to be registered pursuant to Section 15(d) of the Act.

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

Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☒        Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                                       ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Annual Report 2017 on Form 20-F

About this report	The Strategic Report outlines the key elements of the Annual Report. We produce it to help readers more easily assess our performance and future prospects. It also explains Santander UK today and our place in the UK banking market.

We are committed to high ethical standards in how we deal with all our stakeholders as well as our environmental responsibility. As such, the sustainability of our business is not separated from our strategic direction and we have included key information from our sustainability reporting in our Strategic Report.

By order of the Board.

Nathan Bostock
Chief Executive Officer
27 February 2018

Highlights 2017	14 million active customers	£154.9bn UK mortgage loans	£27.3bn UK corporate loans
	(2016: 14 million)	(2016: £154.3bn)	(2016: £27.4bn)

	5.0 million digital customers (2016: 4.6 million)	1,400 new active mobile users per day	31,670 digital corporate customers
		(2016: 1,400)	(2016: 26,970)

	£1,814m profit before tax	51% cost-to-income ratio	12.2% CET1 capital ratio
	(2016: £1,914m)	(2016: 50%)	(2016: 11.6%)

	£19.4m in community investment, The Discovery Project	99% of waste recycled or diverted from landfill	281,700 people helped, The Discovery Project
	(2016: £22.0m)	(2016: 99%)	(2016: 196,300)

For more information see aboutsantander.co.uk

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

This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 259.

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2017 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

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

Santander UK

We help our customers at the moments that matter

most. We champion British businesses and help

them to grow sustainably. Our customer focus helps

us to develop more loyal and lasting relationships.

What factors are affecting the banking market?	How do we manage risk effectively?
Read more on page 8	Read more on page 16

Santander UK Group Holdings plc	1

Annual Report 2017 on Form 20-F | Strategic Report 2017

Chair’s statement

Santander UK delivered a strong business performance in 2017, meeting our business objectives, despite significant headwinds in the external environment.

Strong business growth and management performance

Santander UK delivered strong business momentum in 2017, meeting our business objectives, despite significant uncertainty in the external environment. We achieved this while maintaining prudent risk management and balance sheet resilience.

I would like to thank Nathan Bostock, our CEO, the management team and all our people who have together delivered this performance. Impressively, they have at the same time continued to make good progress in the transformation of our culture, capabilities and systems critical for building a bank that is fit for the future.

Digital transformation and cyber security

We have continued to put significant focus on our digital capability in all parts of our business and processes. Our digital transformation remains a priority, and is crucial to delivering the banking service our customers rightly expect. In 2017, we gained an average of 1,400 new mobile app users every day and reached an important landmark in providing our first end-to-end digital mortgage. Santander UK now has 1.9 million digital-only customers.

As technological progress continues, a more digital world also brings new challenges. The financial sector is experiencing ever increasing and complex risks from cyber attacks which potentially threaten our customers’ data security and privacy as well as our own systems. As more of our customers interact with us online and we prepare for the positive changes that Open Banking will bring, we are also working to combat fraud and constantly update our fraud detection capabilities. Together with large parts of the sector, we have responded to these challenges by working collaboratively with each other and closely with law enforcement and Government authorities through initiatives such as the Joint Fraud Taskforce and organisations like the National Cyber Security Centre. These efforts serve as a good example of how the public and private sector can work effectively together in the national interest. At Santander UK we are taking all reasonable steps to stay well-prepared to meet developing cyber threats, supported by global expertise from the Santander Group.

Challenging the Big Four incumbent banks

Santander UK is uniquely placed as the leading full-service scale challenger bank in the UK. We are a challenger in every part of the banking market – apart from mortgages, a legacy from our building society heritage – and current accounts where our innovative and customer-focused 1|2|3 World offering, launched in 2012, allowed us to disrupt the dominance of the Big Four banks and change incumbent behaviour. At the same time, we have a wide geographic footprint in the UK and strong brand recognition. In addition, with long-term support from our shareholder, Banco Santander SA, we have been able to leverage the strength of the Banco Santander group to pioneer innovation and build global trade corridors and alliances to support our internationally trading SMEs. But we retain the mentality and mind set to be innovative, agile and driven to challenge the Big Four banks which is essential to improve the experience of all UK customers.

“ Santander UK is uniquely placed as the leading full-service scale challenger bank in the UK.”

The development of our commercial banking business is testament to what we have achieved as a challenger. We have been awarded Business Moneyfacts ‘Best Business Bank’ for the third year in a row. By investing in our people and operations, and relentlessly maintaining a customer-focused culture, Santander UK has grown its market share in SME banking from an almost standing start in 2009.

We are committed to continuing to innovate and to challenge the incumbent banks, providing a better and more customer-focused service for UK households and businesses. However, it is clear that the incumbency of the Big Four banks in the SME and corporate banking segments will only change to achieve a well-functioning market for these businesses through structural changes that remove barriers for credible scale challengers like Santander UK. The RBS Alternative Remedies represent an important opportunity for challengers like Santander UK to provide real competition in UK banking.

Embedding the right culture

We have further strengthened the connection between culture, conduct and customer outcomes by establishing the Board Responsible Banking Committee. The purpose of this committee is to assist the Board in shaping the culture, reputation and customer propositions of Santander UK through overseeing and advising management on conduct, people, community, brand and compliance issues.

2	Santander UK Group Holdings plc

We launched a leadership programme to help our senior managers embed and role model more effectively the nine behaviours that our people identified in 2015 as underpinning the culture and values of Simple, Personal and Fair that we aspire to. We have also further evolved performance management measures for all our employees so that they are evaluated against both how they deliver their objectives as well as what they deliver. I am pleased that our five employee-led diversity and support networks have had 5,000 new members join in 2017, helping to build further a diverse and inclusive culture across the bank.

Supporting our customers through the UK’s withdrawal from the EU

Uncertainty about the UK’s future relationship with the EU has contributed to a more cautious outlook for the economy in 2018 and 2019 relative to other major economies. This uncertainty is particularly felt by our SME customers who trade internationally and are in the supply chains of larger multinational corporations.

As Santander UK is primarily a retail and commercial bank with the overwhelming majority of our assets and of our liabilities in the UK, our business model will not be directly affected by the UK’s withdrawal from the EU and we are well placed to support our customers through this changing environment. With our European shareholder we also have more options to support our corporate clients and to offer innovative business solutions for SMEs, such as our unique trade proposition for businesses importing and exporting all over the world.

Managing the pace and volume of regulatory change

A critical part of the challenge in the external environment facing banks is the unprecedented volume of regulatory initiatives that need to be implemented simultaneously. While we continue to strongly support the substance of these changes, and a robust supervisory environment, the pace and flow of regulatory changes could potentially add to operational risks and affect customer experience. This is compounded where implementation deadlines, for example for MiFID2, GDPR, Open Banking and ring-fencing, have fallen in very close succession and coinciding with adjusting to a new relationship between the UK and the EU. We are cognisant of the need to do this while also continuing to change culture and invest to provide the service that customers in the UK expect.

“ We are on track to deliver the necessary changes required under the Banking Reform Act in advance of the legislative deadline of January 2019.”

We are on track to deliver the necessary changes required under the Banking Reform Act in advance of the legislative deadline of January 2019. All of our retail customers and an overwhelming majority of our corporate customers will not experience any change as they will remain within a ‘wide’ ring-fenced bank. We will continue to serve the more complex needs of our largest corporate customers through the London branch of Banco Santander SA. Subject to final regulatory approval, we do not anticipate any structural changes to our overall governance model.

A strong and effective Board

With our ring-fencing model confirmed, we have made a number of new appointments to the Board. Antonio Roman, Chief Financial Officer, and Javier San Felix, Deputy CEO and Head of Retail Banking, joined the Board as Executive Directors on 1 August 2017. We were also pleased to announce two Non-Executive Directors nominated by Banco Santander SA to the Board in December. Gerry Byrne, Chairman of Banco Santander SA’s Polish subsidiary Bank Zachodni WBK, joined the Board on 1 December 2017 and Lindsey Argalas, Banco Santander SA’s new Chief Digital and Innovation Officer joined on 1 January 2018. We are very pleased to be able to draw on this wealth of international banking and technology expertise for the Board.

During 2017, three Non-Executive Directors nominated by Banco Santander SA stepped down from the Board: Peter Jackson following his departure as an executive of Banco Santander SA, Bruce Carnegie-Brown, Vice Chairman of Banco Santander SA, and Manuel Soto after 14 years of service on the Banco Santander SA Board and 4 years with us. We are very grateful for the commitment and expertise they brought to Board deliberations and I would like to thank them all for their invaluable contribution.

Simple | Personal | Fair

Our culture is built

on doing things

The Santander Way

Simple

We offer our customers products that are easy to understand and a service which is convenient, no matter when or how they want to engage with us. We make our processes better so they are easy and clear for our customers and our people.

Personal

We treat our customers as valued individuals, providing a professional service they can trust. We support our colleagues to develop their skills and achieve their ambitions.

Fair

We are open, honest and treat others as we would like to be treated. We earn our investors a sustainable return and do our part to support our communities.

I am pleased that this year we have reached our target early of one third of Board Directors being women. We will continue to strive to improve gender balance on the Board and across the business.

As we look forward to 2018, Santander UK is well placed to meet its challenge of continuing to improve the service we provide to our customers and to meet our ambition to be the best bank for our people, customers, shareholder and communities.

Shriti Vadera

Chair

27 February 2018

Santander UK Group Holdings plc	3

Annual Report 2017 on Form 20-F | Strategic Report 2017

Santander UK at a glance

We are a large customer-focused bank,

and the UK’s leading full-service

scale challenger.

We are the only UK bank with the scale and breadth of proposition to challenge the big four UK banks. With our omni-channel approach we serve our customers through digital channels, in particular mobile, alongside a network of branches and Corporate Business Centres supported by telephone call centres.

We play an important role in the UK economy and in the communities in which we operate. We help people finance their home, save for the future and support business growth. We employ around 20,000 people and we paid £484m of corporation tax in 2017.

3rd largest mortgage provider(1)

4th largest current account provider(2)

5th largest commercial lender(1)

We are a straightforward bank that creates value by serving our customers with financial products and services. Most of our 14 million customers are individuals but we also serve a growing number of small, medium and large UK companies.

Most of what we do can be described as lending money to borrowers, taking deposits from savers, providing bank accounts and payment services. We also offer a wide range of investment and insurance products to households and other more specialised services and products to companies.

We are here to help our customers prosper and by doing so we create and protect sustainable value for all our stakeholders.

(1)	Santander UK analysis. Mortgage provider rank based on bank annual reports. Commercial lender rank based on loans to SME and mid corporate clients by UK retail and commercial banks and building societies.
(2)	CACI’s CSDB Current Account Stock, Volume, December 2017.

We provide high quality, seamless service across an optimised branch network, digital and telephony channels

We use market leading tools to help our customers monitor, understand and manage their finances

14 million active UK customers

806 branches(3)

64 Corporate Business Centres

£200.3bn customer loans

£175.9bn customer deposits

NeoCRM

Our customer relationship management tool allows us to more effectively engage with, and better serve, our customers by bringing together information from across different channels. We call this our omni-channel approach.

Read more in the panel on the opposite page.

Santander Investment Hub

Our online service provides our c220,000 registered customers with access to more than 1,300 investment funds.

Santander Working Capital Loans

Our online product helps our SME customers manage cash flow quickly and efficiently, so they can concentrate on running and growing their business.

Online mortgage application

Our online mortgage application allows both new and existing customers to find a new deal with us, and to quickly and easily apply online.

(3)	Branch coverage: c80% of UK financial centres.
Branches include 61 university branches

4	Santander UK Group Holdings plc

Successful roll out of NeoCRM, our customer relationship management tool

NeoCRM is a key enabler of our ambition to deliver a seamless omni-channel approach. This approach allows our customers to engage with us in the branch, on the telephone or via digital channels and to pick up the conversation where they left off, through a different channel if they choose. NeoCRM allows our people to easily view customer contact records from all channels so can they provide a more meaningful and relevant service.	During 2017 we completed the roll out of NeoCRM to our branch and contact centre people, as well as to our Santander Business Managers. This means that we now have 14,000 colleagues using NeoCRM. Colleagues from across the business collaborate to develop, improve and enhance NeoCRM on an ongoing basis. Feedback from our customer-facing people has been a key driver of innovations.

We do things

The Santander Way:

Simple, Personal, Fair

We manage our business through three customer business segments, supported by the Corporate Centre

We have a consistent strategy which underpins our business

Our customers are at the heart of everything we do

We believe a motivated and engaged workforce provides the best customer service and embedding the right culture and behaviours is crucial to this. The nine behaviours that our people defined to embody our values are now established as a part of how we measure performance and determine reward for our people and the management team.

Read more on page 7

We have a culture of personal responsibility

Each of us does our part to:

–	Identify risks and opportunities

–	Assess their probability and impact

–	Manage the risks and suggest alternatives

–	Report, challenge, review, learn and ‘speak up’

IDENTIFY ASSESS MANAGE REPORT

Read more on page 14

Retail Banking

Residential mortgage loans, savings, investments, current accounts, credit cards, personal loans and insurance for individuals and small businesses with an annual turnover of up to £6.5m.

Read more on page 154

Commercial Banking

Products and services including loans, bank accounts, deposits, treasury services, trade and asset finance for SME and corporate customers with annual turnover above £6.5m.

Read more on page 156

Global Corporate Banking

Tailored services and solutions for corporate clients with annual turnover above £500m and financial institutions.

Read more on page 158

Corporate Centre

Management of capital, funding, balance sheet and strategic liquidity risk. Small non-core portfolio including aviation, shipping, infrastructure and commercial mortgages and some of our social housing loans.

Read more on page 159

Customers Grow customer loyalty and market share. Deliver operational and digital excellence.

Read more on page 22

Shareholders Achieve consistent, growing profitability and a strong balance sheet.

Read more on page 23

People Live The Santander Way through our behaviours.

Read more on page 24

Communities Support communities through skills, knowledge and innovation.

Read more on page 25

Santander UK Group Holdings plc	5

Annual Report 2017 on Form 20-F | Strategic Report 2017

CEO Review

We have achieved much as a business in 2017 and are proud to have helped our customers at the moments that mattered most to them.

Q. What have been the highlights of 2017?

A. Santander UK is performing well. We have delivered on our promises to our shareholders, reporting a solid 2017 performance against the backdrop of an uncertain external environment. I am confident we will deliver on all our targets for shareholders, people and communities. Indeed on returns, we have revised our 2018 target on return on tangible equity(1) upwards, from 8-10% to 9-10%.

I’m really pleased with the progress we are making across the business. In particular, we have continued to help our customers at the moments that matter most, delivering an excellent service and products that make a real difference to their lives and businesses. Although we will continue to grow, we will not reach our loyal retail customers target. Low interest rates for savings products resulted in consolidation of savings into our 1I2I3 Current Account, and therefore impacted loyal customer conversion.

We have continued to make a positive impact on the communities in which we operate through our Corporate Social Responsibility and University programmes. We are playing our part to help those who are vulnerable and in need, and giving a boost to those in education and at the start of their careers, to gain the essential skills for future success.

Q. What are the main issues that the banking sector faces?

A. We have been very busy preparing for a number of important regulatory changes. Over the coming years, Open Banking will have a bearing on customer interaction and the nature of our competitors while also offering new opportunities for challengers like us. And given new ring-fencing rules come into force in January 2019 we needed to complete a significant amount of preparatory work in 2017, and into 2018.

The UK banking sector remains very competitive, resulting in falling lending margins – notably, some best buy rates in the market for unsecured lending were on par with secured mortgage lending rates in 2017. We don’t feel that is sensible and understand the PRA’s review of consumer credit lending prompted by the ongoing strong growth of this market. Also, we and the UK banking sector will continue to face credit events in the course of regular business.

Perhaps the biggest challenge we face is the uncertainty of the UK’s future relationship with the EU. Although our business is focused on UK individuals and businesses, this uncertainty is a major concern for our customers and the wider economy.

We made some adjustments to our proposition in 2017, given the potential uncertainty ahead and tight margins in certain areas. We therefore decided to restrict lending growth in consumer, and commercial real estate sectors.

In 2017, the UK economy followed similar trends to 2016 and there is an expectation that we’ll see similar trends in 2018. The market consensus includes a wide range of key economic indicator projections though, and this adds a degree of caution to our outlook.

Q. What opportunities do you see?

A. Our strategy enables us to realise opportunities and equips us for different eventualities. This is supported by proven innovation, customer-centric technology and our position in a global banking group.

We have scale in key areas, such as mortgages and current accounts. Nonetheless, we feel we can offer a real alternative to the larger banks in areas such as business banking and commercial banking, and this is where we are building our proposition.

Q. Your purpose is to help customers prosper – what does that mean to you?

A. Prosperity can mean many things, it’s not just about money. We want to help people to buy homes, manage their financial needs and to grow and protect their businesses. To do that our focus is to build more loyal relationships, providing innovative products with a deeper more personalised service.

This is not easy to do and we have invested heavily to ensure we can deliver the service our customers want across all channels. Importantly, we want them to be able to move seamlessly between channels – they could start a transaction online, phone us with a query and complete it in branch. We also see a real potential to apply this approach to our small

6	Santander UK Group Holdings plc

and medium sized business customers. By helping these customers to grow their business we are helping to fuel the UK economy.

Q. How are you leveraging technology?

A. I am excited by the opportunities that new technology offers us and optimistic about our future. The world is moving at a fast pace and we will move with it. We can already see today how technology can help us to develop new ways of engaging with our customers and make our back office more efficient. We have ambitious plans to continue to improve our service to our customers.

Importantly, I think we can learn from financial technology (FinTech) companies – how to be more agile and how we can create innovative, technology-driven banking services. That could be through better processes, greater use of technology, getting better at the basics or just by working together in a more collaborative way. By working with disruptive FinTech companies we think we can deploy new technologies to be a bank that doesn’t just meet but anticipates customer needs.

Q. How are you helping UK companies to grow?

A. There are over five million SMEs in the UK so they are an incredibly important part of the economy. We are trying to differentiate ourselves around a number of distinct approaches. Our Breakthrough programme has a variety of features – as an example we link up with Santander Universities to fund internships into SMEs and run workshops at branches for smaller businesses. Through this scheme, we’ve supported over 2,200 internships, with over half the participants going on to secure further employment.

We continue to help larger corporates with their more specialist needs. We featured highly in the UK infrastructure league tables with funding for more than 25 infrastructure and energy projects in the UK in 2017. We also saw increased client demand for our Debt Capital Markets services, with €170bn of bond issuance managed.

As companies grow, the opportunity to go further, to move into markets overseas and then expand even further is something we are well-placed to help with. We are introducing a number of trade corridors to enable cross-border client relationships and transactional services. Importantly, by working with the wider Banco Santander group we are facilitating introductions to support trade and offer our customers new business opportunities.

Q. How important is it for Santander UK to be active in the community?

A. It’s essential that each of us play our part in helping the wider community. We strongly encourage all our people to utilise and expand their skillsets, whilst investing in charitable, education and employability programmes. These benefit the community, which includes our future workforce and customers, but is also very much a part of building a motivated and engaged workforce.

I am proud that in 2017, our efforts benefitted over 281,000 people in our communities through The Discovery Project, our flagship community investment initiative. Our employees also raised over £1m for our Charity Partners, Age UK and Barnardo’s.

Q. How are you changing the culture at Santander UK?

A. I want Santander UK to be a bank which is Simple Personal and Fair, and two years ago I launched the Santander Behaviours to reinforce these values. Today they continue to underpin everything we do and are integral in our interactions with colleagues, customers, communities and shareholders. Every day I meet colleagues who inspire me. They show passion, they embrace change, give support and actively collaborate. They also keep their promises and aren’t afraid to speak up to make things better for all stakeholders.

I am incredibly grateful for the hard work of all our people who are making our bank a true partner for our customers and our communities. A bank that our customers trust to do the right thing, a bank that people want to work for, which values its employees and where diversity is championed and speaking up encouraged. I truly believe that we can be the best bank in the UK, a bank that we can all be proud of.

Nathan Bostock

Chief Executive Officer

27 February 2018

(1)	Non-IFRS, see page 254

Our Santander Behaviours

Living The Santander Way

The Santander Behaviours describe how we should interact day-to-day with our colleagues, customers, shareholders and communities to bring Simple, Personal and Fair to life.

I Bring Passion and energy and give my best

I Talk Straight and think about the impact of my words

I Embrace Change and look for better ways to do things

I Show Respect including through the little things

I Speak Up and challenge where necessary

I Keep Promises and make decisions

I Give Support to colleagues by taking a genuine interest in them and appreciating their contribution

I Truly Listen for different and new opinions and am open to challenge

I Actively Collaborate with others to get the best outcome for the customer

Santander UK Group Holdings plc	7

Annual Report 2017 on Form 20-F | Strategic Report 2017

Market overview

We see five major forces affecting

the UK banking market.

Changing customer behaviour

Rapid technological change

Strong market competition

Customer expectations and behaviours are evolving as new technologies are more widely adopted and the UK’s demographic profile changes

Technology is at the core of changes to the way we interact with customers. It offers improved ease of access and faster service – driving a move to digital channels

The UK banking market remains highly competitive, with pressure on margins and an ongoing focus on sustainable customer relationships

The opportunity and challenge

Millennials are taking an increasingly important position in society. The UK population is ageing and this is impacting traditional customer segments and creating diverging needs. The adoption of new technology offers many benefits to customers but there is a risk that it can’t fully satisfy some customers’ needs.

What we’ve seen so far

Changing customer profiles and behaviour have significantly disrupted the banking sector. In a digital age, customers demand frictionless access to products and services and banks are re-evaluating their service and operating models. As a result, branch numbers across the UK are in decline.

Our response

We understand that our customers have different needs and serve them through the most suitable channel for them. For our retail customers this can be through branch, telephone or digital. For our small business customers we have a network of Corporate Business Centres across the UK.

We have introduced a new relationship management tool to support our omni-channel approach to allows seamless customer conversations across different channels. We have also invested in technology like our Investment Hub to help our customers manage their money flexibly for the longer term.

The opportunity and challenge

The pace of technological development is increasing rapidly. This opens up opportunities for banks to re-evaluate how they engage with their customers. At the same time, it is important to maintain cyber security and resilience to protect both our customers and our operations.

What we’ve seen so far

Many customers have embraced digital platforms as part of their day-to-day banking and indeed for many this is now the norm. However, there is still a significant number of customers who prefer a traditional banking service. For banks, technology represents an important opportunity to streamline back-office processes.

Our response

By utilising innovative solutions allied with our customer-centric approach, we aim to deliver excellent customer experience through digitalisation and simpler, more agile processes.

We are looking to adopt new ways of working to bring applications to market with greater speed, integrating enabling technologies to accelerate the digital transformation.

Our ongoing collaboration with FinTech companies through open IT architecture will allow us to bring greater personalisation to our services, anticipating our customers’ needs, and providing a frictionless experience.

The opportunity and challenge

The long-standing structure of the UK banking market is becoming increasingly fragmented. Large banks are competing strongly while facing threats from smaller challengers and technology-led new entrants. These trends are likely to continue with the introduction of Open Banking which aims to drive competition and innovation in UK retail banking.

What we’ve seen so far

The UK government Term Funding Scheme (TFS) has helped to keep the cost of lending low in 2017 while contributing to reduced competition for deposit acquisition. Demand for new mortgages has been below long-term averages and together with lower rates for typical fixed mortgage products led to a highly competitive environment. Competitive pressures in corporate and commercial banking have also remained high.

Our response

As the leading full-service scale challenger we are well-positioned to succeed in a competitive market.

During 2017, we continued to closely manage new mortgage lending. We adjusted our appetite accordingly when we felt the risk return trade-off was particularly low. Similarly we have controlled growth in commercial real estate lending and consumer credit through our prudent underwriting criteria and our proactive risk management policies.

1.9 million

Exclusive mobile app users

194 million

Digital customer transactions in 2017

25 bps reduction

Average 2 year fixed mortgage price in 2017

8	Santander UK Group Holdings plc

Demanding regulatory change agenda

Regulation in the UK remains focused on encouraging greater competition, supporting positive customer outcomes, and making banks stronger

Uncertain economic environment

Despite a relatively stable economy in 2017, the medium term outlook for the UK remains uncertain

The opportunity and challenge

The regulatory agenda continues to present both risks and opportunities for UK banks. As well as encouraging competition, new entrants and innovation, it also focuses on conduct towards customers and financial stability.

What we’ve seen so far

Digital advances have opened up opportunities for both start-ups and established technology companies. This is set to continue with the launch of Open Banking which aims to increase the number of companies that can offer financial services and enable them to develop technology to manage customers’ money.

We have also received confirmation of two important regulatory items: indicative MREL requirements and the final rules and guidance on Payment Protection Insurance (PPI) from the FCA.

Our response

We expect our returns going forward will be impacted by increased regulatory compliance costs and the demanding banking regulation regime. However, we remain confident that we can continue to grow our business and plan to further develop loyal relationships with our personal and corporate customers by living up to our commitment to be Simple, Personal and Fair and behaving with high ethical standards.

The opportunity and challenge

We see uncertainty ahead and with a wide range of projections for key economic indicators, such as GDP and house price growth, it’s possible that outcome will be significantly different from the current consensus view.

What we’ve seen so far

The UK economy experienced solid growth in 2017, with record low levels of unemployment. Despite the squeeze on real incomes from rising inflation and muted earnings growth, the Bank of England decided to raise Bank Rate for the first time since July 2007 based, in part, on this solid growth. Business investment has continued to be affected by the ongoing uncertainty in the UK economy, which has impacted corporate borrowing.

Our response

We have a track record of consistent profitability, a resilient balance sheet and a relentless focus on customers. We believe that we are well-placed to manage any potential uncertainties and deliver our strategy.

In light of the uncertain outlook we continued to control growth in some higher margin business areas where we saw potentially higher risks. We believe that our proactive risk management policies will deliver a resilient performance in the business.

>100 Regulatory initiatives	+0.5% to +2.6% Range of HMT consensus for 2018 growth in annual GDP

The UK’s future relationship with the EU remains uncertain

The UK’s uncertain future relationship with the EU is likely to impact the evolution of the macro economy and also adds complexity to the delivery of strategic development.

For the banking sector, much of the debate has centred on the position of the City of London and the potential impact of the loss of cross border access for financial services providers (often referred to as ‘passporting’). Given our UK focus, we do not expect this will be a major issue for us. However, the impact on the wider economy and our customers in the medium term is unclear.

We have not yet seen any significant impact on our business although we do expect consumer spending to be affected by a squeeze on real earnings through increasing inflation.

UK businesses face ongoing uncertainty over future trade arrangements and how the transition to any new rules will be managed. This uncertainty has impacted business investment, although this is still forecasted to grow.

Santander UK Group Holdings plc	9

Annual Report 2017 on Form 20-F | Strategic Report 2017

Business model

Our purpose is to help people and businesses prosper.

Our aim is to be the best retail and commercial bank,

earning the lasting loyalty of our stakeholders.

Strategic priorities	Business model

Customers

Grow customer loyalty

and market share

Deliver operational

and digital excellence

Shareholders

Achieve consistent,

growing profitability and

a strong balance sheet

People

Live The Santander Way

through our behaviours

Communities

Support communities

through skills, knowledge

and innovation

What we do

We provide financial products and services to individuals and businesses

- Mortgages, unsecured loans, credit cards and overdrafts
- Banking and savings accounts, investment and insurance products
- Specialised services and products to companies of all sizes

We generate sustainable profit

- Earn a margin on our products
- Charge fees for our services
- Efficiently manage the infrastructure of people, property and technology that support our business
- Provide for credit losses which may occur if things don't go as planned

We are building a resilient business

- Invest to ensure we have robust technology and systems
- Keep enough capital and liquidity to withstand times of stress

How we do it

We use funding from diversified sources[1]

£176bn
UK retail and corporate deposits through current and savings accounts

£63bn
Wholesale funding through a range of debt programmes and market facilities

We maintain financial strength and resilience

- A predictable medium-low risk profile
- A track record of profitability
- Well capitalised

We have a straightforward ring-fence structure

- Majority of activities within the ring-fence after January 2019
- Single point of entry resolution entity
- Minimal disruption for most of our customers

(1) At 31 December 2017.

We deliver great customer service

We aim for a seamless experience across all channels, no matter how our customers choose to engage with us

We offer a differentiated proposition with products and services tailored to be more meaningful and relevant to customer needs

We manage risk effectively

We take a prudent approach to risk appetite by making the right lending decisions and by mitigating the risks we face

We identify, assess, manage and report risks that could impact our results, reputation or the sustainability of our business

We take personal responsibility for our actions

We have high ethical standards in everything we do

10	Santander UK Group Holdings plc

Value creation

24,000 First-time home buyers helped in 2017
Customers
We help our customers prosper, by supporting our personal customers through all the stages of their lives and championing British businesses.	>£500m Growth Capital Finance to SMEs since 2012

50% Annual dividend payout
Shareholders We remain consistently profitable with a strong balance sheet.	10 years
Profitability and dividend paid every year

£8.8m Employee training and development in 2017
People We offer first-class professional development opportunities and competitive pay and benefits.
104,800 days Employee training in 2017

£19.4m Support for communities
Communities Our people are active participants in a wide range of community volunteering and charitable activities and help to decide which we support.
281,700 People supported in 2017

See how we measure success
on page 12

Santander UK Group Holdings plc	11

Annual Report 2017 on Form 20-F | Strategic Report 2017

Strategic review

The key to achieving

our strategic goals

is to embed our

Simple, Personal

and Fair culture.

(1)	See page 27 for KPI definitions.
(2)	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK.
(3)	CAGR (Compound annual growth rate) is measured between 31 December 2015 and 31 December 2018.
(4)	See page 27 for ‘Return on ordinary shareholders’ equity’ which is the nearest IFRS measure. Non-IFRS, see page 254.
(5)	Colleague engagement is the percentage of colleagues that feel favourably engaged working for Santander UK. Survey conducted by Korn Ferry, October 2017.
(6)	The target for people supported is cumulative from 2016 to 2018.
(7)	Non-IFRS measure, see page 254. Management does not assess ‘Return on ordinary shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.

Key Performance Indicator(1)		Why it is important
Customers	Loyal retail customers (million)	We believe that a loyal customer base, where a primary bank account acts as the anchor of the relationship, provides customer insight, improved risk profile and reduces customer turnover.

	Loyal SME & Corporate customers	We believe that a primary banking relationship with our corporate customers allows us to increase returns through a relationship model while capitalising on our differentiated international proposition.

	Retail customer satisfaction(2) (FRS %)	We believe that a satisfied customer base is key to the long-term sustainability of our business and is at the heart of our plans to help people and business prosper.

	Digital customers (million)	We believe that promoting the use of digital and mobile technology builds on our track record for innovation, giving customers more choice and helping us to provide a better customer experience.

	Fee income (2015-2018, CAGR(3) %)	We believe that growing fee income indicates that we are developing fair and transparent fee-based services as part of our drive for deeper relationships with customers.

Shareholders	Return on tangible equity(4) (%)	We believe it is important to deliver returns above our cost of equity and return on tangible equity (RoTE) is a holistic measure of the sustainability of our business operations.

	Cost-to- income ratio (%)	We believe that digital and operational innovation will help us to work more efficiently and allow us to make ongoing cost savings and balanced investment decisions.

	CET1 capital ratio (%)	We believe it is important to maintain sufficient capital above the minimum regulatory requirements and market expectations for the sustainability of our business operations.

	NPL ratio (%)	We monitor the NPL ratio as a holistic, well understood measure of credit risk, one of the most important risks we face.

	Dividend payout ratio (%)	We believe this ratio shows how we balance our need to organically grow our capital base with a fair return on the investment made by our parent.

People	Colleague engagement(5) (%)	We believe a highly motivated and engaged workforce provides the best customer service.

Communities	People supported(6) (cumulative)	We believe that supporting communities through skills, knowledge and innovation benefits the wider society in which we live and work, and helps us to build a better business.

12	Santander UK Group Holdings plc

How we are doing	Results	2018 target

Loyal retail customers increased in 2017 but growth was impacted by low interest rates for savings, which encouraged consolidation of deposits into more competitive products. While we continued to grow, we will not reach this target in 2018.		4.7 million More to do

Loyal SME and corporate customers increased as we further improved our customer experience and business banking offering. We also developed our international proposition as we began to introduce UK trade corridors with Spain, Poland, Brazil and India to enable cross-border client referrals.		308,000 On track

Retail customer satisfaction was broadly in line with the average of our three highest performing peers on a rolling 12-month basis at 31 December 2017. Ongoing improvement remains at the heart of our plans.		Top 3 On track

Digital customers continued to grow, gaining an average of 1,400 new active mobile users per day, of which 1.9 million exclusively use our mobile app in their transactions with us. In 2017, 47% of mortgages were retained online and 38% of current account openings were made through digital channels.		6.5 million More to do

Net fee and commission income increased due to higher current account and wealth management fees in Retail Banking, and international, digital and payment fees in Commercial Banking.		5% – 10% On track

Return on ordinary shareholders’ equity was 8.9% in 2017, 9.6% in 2016 and 7.2% in 2015. RoTE(7) was 10.2% in 2017, 10.9% in 2016 and 8.2% in 2015.		9% – 10% On track

RoTE was impacted by higher impairment charges, primarily due to exposures on Carillion plc, and increased operating expenses, partially offset by steady income growth.

Cost-to-income increased slightly in 2017 as higher income from retail liability margin improvement was more than offset by higher costs. The impact of higher regulatory, risk and compliance costs was partially offset by embedded cost savings.		50% – 52% On track

CET1 capital ratio improved as capital increased from retained profit and continued build of CET1 capital, alongside lower risk weighted assets.		c12% On track

NPL ratio improved, supported by our predictable medium-low risk profile, proactive management actions and the ongoing resilience of the UK economy.		< 2.00% On track

Dividend payout ratio of 50% was maintained and we declared £553m of ordinary dividends for the year, in line with our dividend policy.		50% On track

Colleague engagement was broadly stable and above the average of other UK financial sector companies. We have also made improvements in key areas such as leadership; Simple, Personal and Fair; processes and resources; respect and recognition.		Top 3 UK Bank On track

People supported through employee participation in a range of programmes designed to build skills, knowledge and experience, as well as encourage innovation.		600,000 2016-18 On track
Note chart shows cumulative progress to target.

Santander UK Group Holdings plc	13

Annual Report 2017 on Form 20-F | Strategic Report 2017

Risk overview

Sound risk management is at the centre of our day-to-day

activities. It benefits our business and our customers by

helping to ensure balanced and responsible growth.

Top risks

We regularly review the top risks that could impact our customers and shareholders. Risks actively monitored over 2017 include the following.

UK’s future relationship with the EU

Article 50 was triggered in March 2017 and the UK’s exit negotiations commenced with the EU in June. In May, political uncertainty increased following the General Election, and this has the potential to further complicate negotiations. We regularly update contingency plans we have in place for a range of possible economic political and regulatory scenarios.

Mitigating the impact of a low rate environment

In November 2017, the Bank of England increased the Base Rate to 50bps, reversing the 25bps cut made in August 2016, following the EU referendum in June 2016. The path of any future rate increases, according to the Bank of England is currently expected to be gradual, given uncertainties over future trading arrangements with the EU. However in comparison to 2016, the prospects for further rate increases in the future means this risk has reduced. We assess the potential impacts of future rate increases on our customers to help ensure their borrowing remains affordable.

Ring-fencing

We continue to execute our ring-fence plans, in order to meet the 1 January 2019 legislative deadline. The majority of customer assets and liabilities will remain within the ring-fenced bank, providing longer-term flexibility with minimal disruption for our customers. Santander UK plc and Abbey National Treasury Services plc (ANTS) have entered into an agreement with Banco Santander for the transfer of the corporate and wholesale markets business which is prohibited from inclusion in the ring-fenced bank. There are regulatory risks to our plans, which could be compounded by the final outcome of the EU exit negotiations. However, we maintain close communications with the relevant authorities and continue to refine our contingency plans to mitigate these risks as they evolve.

Building and maintaining capital strength

The CET1 capital ratio was 12.2% at 31 December 2017, above the current regulatory minimum. Steady profits growth increased the ratio combined with lower risk-weighted assets. The Bank of England stress test results showed that we exceeded the regulatory hurdle rate set by the PRA for our projected CET1 and UK leverage ratios.

Our plans for 2018 include a number of refinements to our regulatory capital models in response to supervisory recommendations and consultations. The Financial Policy Committee (FPC) announced an increase in the Countercyclical buffer from 0% to 1%. IFRS 9 was implemented from 1 January 2018, changing the way in which we recognise loan loss provisions, and has the potential to make regulatory stress testing results far more pro-cyclical than the current approach.

Pension scheme

Our pension risk profile has grown over the last few years, mainly driven by the deterioration of long-term gilt yields. During 2017, however, risk levels have fallen due to mitigating strategies employed during the year. The 2016 triennial valuation was completed in March 2017, and following this the CF Trustee began an extensive investment and hedging strategy review. As a consequence, the CF Trustee has implemented a number of actions, which have already reduced the risk profile of the scheme. We are also taking actions to improve risk management and control, along with the associated governance.

Financial Crime

Aligned with the evolving regulatory environment in the UK, our Financial Crime control framework continues to be upgraded. A centralised bank-wide programme with direct oversight and governance has been established, including review by the Board Responsible Banking Committee. Systems and controls have been enhanced to aid compliance with our legal and regulatory obligations.

Managing a complex change agenda

As part of our business planning strategy we have continued to invest in important risk mitigation projects in order to keep pace with changes in the regulatory environment and technological advances. We have established robust processes and controls that allow us to track any potential issues and mitigate any execution risk.

Cyber-attacks

In 2017 we have seen an increase in observed cyber-attacks against global institutions. We have continued our investment in our detection capabilities against malicious activity and building a Cyber Defence Centre, to protect both our customers and our shareholders. We also help our customers stay safe online with a range of internal and industry-wide initiatives.

Conduct risks

Conduct risk can result from activities that we engage in, that could lead to unfair outcomes for customers or negatively impact market stability. We have regular contact with the FCA with respect to industry reviews, competition studies and other requests. Our Compliance unit supports a wide range of regulatory deliverables, provides oversight across key operational areas, and undertakes additional assurance testing. We encourage all our people to take personal responsibility for managing risk through our I AM Risk programme.

Third Party Risks

We rely on a number of major suppliers, in order to continue to deliver products and services to our customers. The complexity and criticality of services provided by third-parties to the industry is a key operational risk that has been recognised by ourselves, our peers, and the regulators.

We place emphasis on a carefully controlled and managed Third Party Supplier Risk Framework, and are enhancing our resources in this area in order to manage this risk. This framework ensures that those with whom we intend to conduct business meet our risk and control standards throughout the life of our relationship with them. We monitor and manage our ongoing supplier relationships to ensure our standards and contracted service performance continue to be met.

14	Santander UK Group Holdings plc

Emerging risks in 2017

We regularly review the emerging risks that could impact our customers and shareholders. Risks actively monitored over 2017 include the following.

Changing customer behaviour

Customer expectations are shifting as population demographics evolve and the adoption of digital technologies drives changes in how people interact with their banking services provider. This has potential to provide disruption to the banking sector with higher demands for customer-centricity, accessibility, simplicity and automation. In response we are working to enhance digitalisation and to ensure that our bank is appropriately designed to meet the increased expectations of our customers.

Rapid technological change

Technological change offers choice and convenience to our customers. It also supports our omni-channel approach, aids operational and cost efficiency and sustainable profitability. However it means that we need to continue to maintain appropriate levels of investment in organisational transformation. We also need to rapidly integrate new technologies and place a high priority on technology risk management, especially cyber security, in order to protect our customers and our reputation.

I AM RISK – our Risk Culture

At Santander UK every one of us takes personal responsibility for managing risk by doing our part to:

–	Identify risks and opportunities
–	Assess their probability and impact
–	Manage the risks and suggest alternatives
–	Report, challenge, review, learn and ‘speak up’.

Strong market competition

The UK Banking market continues to be highly competitive. At present, our main competition comes from incumbent banks who have simplified their operations and refocused their activity. Areas of particular competitive focus include mortgages, a significant driver of profits in the UK retail banking industry, and costs, as a key strategic lever in protecting or improving financial returns. During 2017, we began preparing for the second Payment Services Directive (PSDII) and Open Banking as well as the additional competition these initiatives will bring to the market. In the longer term, there is also potential for new types of competitors, such as scale digital players, to gain market presence by leveraging their large customer bases and digital customer interfaces.

Demanding regulatory agenda

We continue to face a complex regulatory change agenda, with key projects due for delivery across 2018 and 2019 including PSDII, Markets in Financial Instruments Directive (MiFID II) and General Data Protection Regulation (GDPR).

Uncertain macro environment

The UK economy has performed better in 2017 than many initial expectations following the EU referendum. However, momentum has slowed relative to 2016 and forward looking growth forecasts have trended downwards throughout the year. Exit negotiations between the UK and the EU are complex and challenging, and as a result, uncertainty has been increasing with respect to the future trade and services relationship. This uncertainty is reflected in cautious levels of business investment and subdued confidence.

Arrears remain at historically low levels, with good credit quality being maintained across our lending portfolios, supported by our prudent approach to lending. Some normalisation from these cyclically low levels could arise over the medium term. In the Corporate credit market there are several signs, including narrowing profit margins, pointing towards the end of the current cycle following the continued expansion of credit in the last three years.

8bps
estimated transitional impact of IFRS 9 on CET1 ratio

Minimal initial impact of IFRS 9 on the capital position

From 1 January 2018, IFRS 9 replaced IAS 39 standard which will change the way we raise loan loss provisions. This will also have an initial impact on capital reserves. The most fundamental change is to the measurement of impairment losses, which will follow expected credit losses (ECL) approach.

We have completed the implementation of the systems and processes needed to comply with IFRS 9. The estimated transitional impact on the CET1 capital ratio is a decrease of 8bps before any transitional arrangements, which are expected to reduce the amount recognised in 2018. As a result, the adoption of IFRS 9 is not expected to have material impact on our capital position.

For further details on accounting for IFRS 9, see page 176

Santander UK Group Holdings plc	15

Annual Report 2017 on Form 20-F | Strategic Report 2017

Risk overview continued

Risk types

All our activities involve identifying, assessing, managing and reporting risks. A top risk is a current risk within our business that could have a material impact on our financial results, reputation and the sustainability of our business model. Our current top risks are set out on page 14.

	Credit	Market (Banking market)	Capital

What is credit risk

Credit risk is the risk of loss that could arise if our customers or counterparties default on their obligation. Defaults reduce the value of our assets, and increase our write-downs and allowances for impairment losses.

The main drivers of defaults and of increased credit risk include increased unemployment, falling house prices, increased corporate insolvency levels, reduced corporate profits, increased personal insolvency levels, increased interest rates and/or higher tenant defaults.

What have we seen so far

Our NPL ratio fell to 1.42% in 2017 (2016: 1.50%) while the cost of credit was 0.10% compared to the medium-term average of 0.20% to 0.30%. The benign credit environment has supported our customers and helped to reduce credit risk. In particular, unemployment, one of the most important factors in mortgage defaults, has been below 5% for two years. Whilst the UK market continues to show resilience, we are cautious on the outlook in light of recent increases in corporate profit warnings and economic uncertainty.

How do we mitigate the risk

We manage our exposures carefully to ensure we stay within our risk appetite and agreed concentration limits. We have thorough credit checking and approval processes to understand the risk we take on when we lend. We closely monitor the economy and where we see areas of stress we take action to reduce our exposure or to adapt our pricing to adequately reflect the risk.

What is banking market risk

Banking market risk is the risk of loss of income or economic value due to changes to interest rates in the banking book, or to changes in exchange rates.

Changes in interest rates are the largest driver of our exposure to banking market risk. This is because we are a significant mortgage provider and deposit taker focused on the UK. A large proportion of our interest income is based on an interest rate which is either contractually or effectively fixed.

What have we seen so far

The interest rate environment in the UK has been low and stable for a prolonged period. Bank rate rose for the first time in ten years in November 2017 from 0.25% to 0.50%. Market expectations are for future rate increases to be gradual in nature. Our balance sheet is positioned to benefit from a rising interest rate environment, although the pace and scale of expected change will moderate any impact on income.

How do we mitigate the risk

We use a variety of approaches to protect the bank from interest rate risk. These include using financial instruments or by matching fixed rate deposits with fixed rate loans of a similar term.

What is capital risk

Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements, market expectations and dividend payments, including AT1 coupons.

Capital resources can be depleted by losses and requirements can be increased by changing regulations or by deterioration in the creditworthiness of our customers.

What have we seen so far

Regulatory capital requirements have increased significantly since the financial crisis as regulators have attempted to strengthen banks’ balance sheets. Santander UK continued to generate capital from profits throughout the financial crisis and continued to pay dividends of 50% of recurring profit every year, in line with our policy.

How do we mitigate the risk

We utilise a capital risk framework that informs and monitors our capital risk appetite. Capital and leverage ratios are monitored to ensure we meet current and future regulatory requirements. We also undertake wide-ranging stress testing analyses to confirm our capital adequacy under various adverse scenarios.

Strategic priority key:

Grow customer loyalty and market share Deliver operational and digital excellence Achieve consistent, growing profitability and a strong balance sheet	NPL ratio (%)	NIM sensitivity +50 bps (£m)	Total capital ratio (%)

	See ‘Credit risk’ on page 79.	See ‘Market risk’ on page 111.	See ‘Capital risk’ on page 130.

16	Santander UK Group Holdings plc

Pension	Conduct	Operational	Financial crime

What is pension risk

Pension risk is the risk of making additional contributions to our defined benefit pension schemes to meet our obligations as a sponsor. Additional contributions can be required when the funding position of the schemes is worse than planned. The key drivers of pension risk are primarily long-term interest rates and inflation which affect the value of the pension liabilities, as well as the risks of assets not delivering sufficient returns. Increases in pension risk can also increase our capital requirements.

What have we seen so far

In recent years, UK pension funds have experienced headwinds as a result of falling long-term gilt yields driving an increase in the value of pension liabilities. In many cases these increases in liability values have only been partially offset by increases in the value of hedging assets and return-seeking assets. Where funding positions have deteriorated, additional contributions or extensions to funding plans may be required. Across 2017, the pension fund surplus, measured on an accounting basis, improved by £29m to £204m.

How do we mitigate the risk

We monitor pension risk monthly against the overall risk appetite set by the Board. A range of investment strategies are used to generate income and capital growth to contribute to the cost of the scheme benefits. Hedging strategies are used to mitigate the impact of inflation and changing interest rates.

What is conduct risk

Conduct risk is the risk that our decisions and behaviours lead to poor outcomes for our customers, and that we fail to maintain high standards of market behaviour and integrity. This could happen through product design, sales practices, post-sale servicing, complaint handling and the risk that our people do not conduct themselves in the manner we expect them to.

What have we seen so far

In recent years, a significant conduct issue faced by banks relates to PPI, with significant provisions set aside by the industry for redress. Following confirmation by the FCA of the deadline for customer complaints relating to PPI, banks are now funding advertising campaigns to inform customers who may be eligible for redress.

As a result we made further provisions this year for PPI. We also made a provision relating to the sale of interest rate derivatives, following an ongoing review of certain customers potentially eligible for redress.

How do we mitigate the risk

Our culture of Simple, Personal and Fair, underpinned by our nine behaviours, enables us to embed a conduct strategy within the business where we place the fair treatment of customers at the heart of what we do. We always look to improve our processes and training to ensure this, integrating fair treatment into our product and service design reviews.

What is operational risk

Operational risk is the risk of loss due to inadequate or failed internal processes and systems, or external events. It occurs where unexpected or unplanned events prevent us from achieving our business objectives. We consider our top three operational risks (excluding conduct) to be cyber security, third party supplier management, and process and change management.

What have we seen so far

Cyber risk has become an increasingly prominent issue, with various well-known companies targeted with sophisticated cyber-attacks, including Distributed Denial of Service (DDoS) attacks, malware and phishing attacks.

How do we mitigate the risk

To mitigate the three main operational risks we face, we utilise separate but complementary approaches. We operate a layered defence approach to cyber risk, focused on identifying, detecting, preventing, responding to and recovering from cyber-attacks, including simulation tests. We carefully select our suppliers and manage our ongoing relationships diligently. Before we engage in new activities, develop new products, enter unfamiliar markets or utilise new technology, we conduct operational risk assessments before we proceed.

What is financial crime risk

Financial crime risk is the risk that we or third parties facilitate money laundering that finances terrorism, bribery and corruption or evasion of financial sanctions. If we fail to meet our obligations to address these risks, it could impact our business negatively as well as affecting the safety and security of our customers and the communities we support.

What have we seen so far

We have made a number of enhancements to our systems and controls in recent years. We enhanced our partnerships with public authorities and strengthened our reporting to senior management. This included implementing our Financial Crime Transformation Program, which has enhanced our risk assessment, screening and transaction monitoring.

How do we mitigate the risk

We are committed to the strongest possible response to financial crime risks. We carry out risk assessments for customer, product, business, sector and geographic risk and also perform due diligence to understand our customers’ activities and banking requirements. This targeted approach allows us to predict, detect, prevent and, where possible, disrupt financial crime.

Funded defined benefit pension scheme accounting surplus (£m)	Remaining conduct provision (£m)	9% decline in total operational risk losses (excluding PPI) compared to previous 3 year average	£54m incremental investment in financial crime enhancements planned for 2018

See ‘Pension risk’ on page 136.	See ‘Conduct and regulatory risk’ on page 139.	See ‘Operational risk’ on page 142.	See ‘Financial crime risk’ on page 145.

Santander UK Group Holdings plc	17

Annual Report 2017 on Form 20-F | Strategic Report 2017

CFO review

I am pleased to report solid 2017 financial results with continued progress towards our strategic and operational goals.

Solid business performance in 2017

We delivered solid and sustainable business performance in 2017, while progressing on our strategic and operational goals. Profit before tax was £1,814m, down 5% from £1,914m in 2016. Our 2017 financial results were impacted by a credit impairment charge for Carillion plc, which offset otherwise good profit growth.

Total operating income was up 2%, through retail liability margin improvement and good income momentum in Retail Banking and Global Corporate Banking. These were partially offset by continued pressure on new lending margins and Standard Variable Rate (SVR) mortgage attrition. Income also benefited from a gain of £48m following the sale of our shareholding in Vocalink Holdings Limited and £39m of accrued interest release on a foreign tax liability.

Operating expenses before impairment losses, provisions and charges were up 4%. Strategic investment, regulatory compliance costs and inflationary pressures outweighed the benefit of operational and digital efficiencies.

Total operating impairment losses, provisions and charges increased to £203m (2016: £67m). This was primarily due to the Carillion plc credit impairment charge, as well as PPI and other conduct provision charges of £109m and £35m respectively. Overall, the loan book continues to perform well with an improved NPL ratio of 1.42%, down 8bps.

Return on ordinary shareholders’ equity of 8.9% was down (2016: 9.6%), while return on tangible equity(1) was lower at 10.2% from 10.9%, impacted by higher impairments and higher costs.

Controlled growth in customer balances

Customer loans of £200.3bn were broadly stable (2016: £200.2bn). Mortgage lending increased £0.6bn as we focused on retention and management pricing actions in a competitive environment. Corporate customer loans fell by £0.1bn due to active management of our commercial real estate (CRE) portfolio which decreased by £0.9bn, this was largely offset by strong growth in other areas of corporate lending.

Customer deposits increased £3.5bn to £175.9bn and the loan-to-deposit ratio improved to 113%. This growth was largely a result of higher retail current account balances, which were up £2.5bn. Corporate customer deposits also grew, increasing by £3.0bn in 2017. Growth in these areas was partially offset by outflows in Retail Banking savings products of £3.9bn.

2017 Performance highlights

(1)	Non-IFRS, see page 254

1.90%	£1,814m	£27.3bn
Banking NIM	Profit before tax	Lending to UK companies
(2016: 1.79%)	(2016: £1,914m)	(2016: £27.4bn)

£67.3bn	£6.2bn	£87.0bn
Retail Banking current account balances	MREL eligible senior unsecured debt issued	Risk-weighted assets (RWAs)
(2016: £64.8bn)	(2016: £4.4bn)	(2016: £87.6bn)

18	Santander UK Group Holdings plc

Maintaining balance sheet strength

The Common Equity Tier 1 (CET1) capital ratio increased to 12.2% (2016: 11.6%). This reflected steady profit growth and lower risk weighted assets which fell by £0.6bn to £87.0bn. The UK leverage ratio improved 30bps to 4.4%.

Wholesale funding with a residual maturity of less than one year decreased to £14.9bn, mainly as the result of maturing medium-term funding. The liquidity coverage ratio (LCR) decreased 19 percentage points to 120%, reflecting the increased requirements due to EU adoption of Regulatory Technical Standards for assessing additional collateral outflows and efficient liquidity planning. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 326% coverage ratio.

Robust funding plan executed in 2017

Our overall requirement for medium-term funding issuance was lower in 2017 due to the availability of the Term Funding Scheme (TFS), which served as a replacement of some of our secured funding. TFS total outstanding was £8.5bn.

We also issued £7.3bn of medium-term funding, of which £2.1bn (sterling equivalent) was senior unsecured notes from our holding company, £1.2bn from our operating company, £2.3bn were covered bonds and £1.7bn were securitisations. We are well placed to meet minimum requirement for eligible liabilities, with £6.2bn of senior unsecured funding from our holding company issued to date.

Conduct remediation

The final FCA rules and guidance for Payment Protection Insurance (PPI), including Plevin, set a deadline of 29 August 2019 for customer complaints to be registered. This was followed by an FCA advertising campaign to raise awareness.

As a result, we made additional provisions in 2017, amounting to net £109m. The remaining provision for PPI redress and related costs amounted to £356m. We continue to monitor our provision levels in respect of recent claims experience.

The remaining non-PPI related conduct provisions amounted to £47m, including a provision of £35m relating to the sale of interest rate derivatives. This charge followed an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

2018 outlook remains uncertain

We anticipate that the UK economy will continue to grow in 2018, although at a slightly subdued pace. Stronger global growth is likely, coming in particular from emerging markets. Nonetheless, for the UK economy, some downside risks could materialise, as a result of higher inflation and low wage growth reducing households’ real earnings. This may restrict consumer spending which, when combined with a potentially more challenging macro environment, adds a degree of caution to our outlook.

We expect Banking NIM will be lower than in 2017, with continued competitive pressures on new asset margins as well as SVR attrition. Cost management remains a key area of focus, as we work to comply with the demanding regulatory agenda and inflationary pressures. We will continue to invest in strategic projects, including global group initiatives, which over time will further improve our customer experience and operational efficiency.

We anticipate gross mortgage lending growth in line with the market, with continued focus on customer service and retention while delivering operational and digital excellence. Our lending to UK companies is likely to grow in line with the market. Our lending growth to trading business customers will remain strong, partially offset by modest growth in CRE exposures. This will result in slower overall growth than in recent years.

We will continue to purposefully control growth in line with our proactive risk management policies and prudent approach to risk appetite. These actions will help deliver sustainable results while supporting our customers in an uncertain environment.

Antonio Roman

Chief Financial Officer

27 February 2018

Bank of England 2017 stress tests

CET1 drawdown (percentage points)

Source: Bank of England, Stress testing the UK banking system: 2017 results

2017 PRA stress test: Santander UK most resilient of UK banks

The latest PRA stress test results were released in November 2017.

With a stressed CET1 ratio of 9.7% after allowed management actions, we significantly exceeded the PRA threshold requirement of 7.6%. Additionally, with a stressed leverage ratio of 3.3% we exceeded the PRA threshold requirement of 3.25%.

As in 2016, we were the most resilient of the UK banks with the lowest drawdown of 2% on our CET1 ratio(1).

The outcome of the stress test underlines the quality and strength of our UK-based balance sheet as well as our strong risk management practices.

(1)	CET1 drawdown is defined as CET1 ratio at December 2017 less minimum stressed ratio (after the impact of ‘strategic’ management actions and conversion of AT1).

Santander UK Group Holdings plc	19

Annual Report 2017 on Form 20-F | Strategic Report 2017

Corporate Governance review

Strong governance is an essential

component in delivering our purpose

to help people and business prosper.

We make continuous progress in striving to be the best governed bank in the UK, improving both our effectiveness and efficiency.

UK Group Framework

The UK Group Framework sets out the relationship between the Company and its shareholder, Banco Santander SA. This provides us with clarity about how we discharge our responsibilities in the UK as an independent Board, while ensuring that Banco Santander SA is able to exert the oversight and control of its subsidiary that its regulators expect.

The UK Group Framework was updated in 2017, principally to bring it in line with a newly codified appointments policy to be adopted across the Banco Santander group.

Board composition and skills

Our current Board comprises 14 members with diverse and complementary experience spanning retail and corporate banking, financial markets, wealth management, technology, governance, financial reporting, economics, public policy and government. In line with our UK Group Framework, 50% including the Chair are Independent(1) Non-Executive Directors (INEDs) with the other 50% being a combination of Executive Directors (EDs) and Banco Santander nominated Non-Executive Directors (Group NEDs).

There have been a number of changes to Group NEDs and EDs during the year. In February 2017, Peter Jackson stepped down following his departure as an executive of Banco Santander SA. In June 2017, Bruce Carnegie-Brown, Vice Chairman of Banco Santander SA, stepped down following his appointment as Chairman of Lloyds of London. In December 2017, Manuel Soto also stepped down after a period of four years serving on the Board of Santander UK.

On 1 August 2017, Antonio Roman and Javier San Felix were appointed to the Board as EDs.

Antonio is Chief Financial Officer and Javier is Head of Retail & Business Banking and Deputy CEO. These appointments increased the number of EDs on the Board from one to three.

Gerry Byrne and Lindsey Argalas joined the Board as Group NEDs on respectively 1 December 2017 and 1 January 2018. Gerry is the Chairman of Bank Zachodni WBK SA, Banco Santander SA’s Polish subsidiary, and brings with him a wealth of banking experience gained over 40 years. Lindsey is Banco Santander SA’s Chief Digital and Innovation Officer, replacing Peter Jackson, and is responsible for developing digital strategy and supporting innovation throughout the Banco Santander group. We operate one year rolling terms for all NEDs in line with best practice.

Board Committees

All Board Committees are chaired by INEDs and have only INEDs as members, other than the Board Risk Committee and Board Nomination Committee. Following Manuel Soto’s retirement from the Board in December 2017, the Board Audit Committee is also comprised of INEDs only and our policy is for it to remain that way.

During the second half of the year we established the Board Responsible Banking Committee to assist the Board in shaping the culture, reputation and customer propositions of Santander UK through overseeing and advising management on conduct, people, community, brand and compliance issues. Further information on the Board Responsible Banking Committee is set out on page 38. A full report on the activities of the committee will be included in the 2018 Annual Report.

We undertook a comprehensive review in April 2017 of the composition of the Board Committees. Previously, all INEDs served on all of the Board’s Committees except the Board Nomination Committee, largely to accelerate their understanding of the key issues facing Santander UK given the number of changes to the population of INEDs three years ago.

Board composition at December 2017(1)

Shriti Vadera

Independent Board Chair

Chair of Nomination Committee

Independent Non-Executive Directors

Alain Dromer

Annemarie Durbin

Chair of Remuneration Committee

Ed Giera

Chair of Risk Committee

Chris Jones

Chair of Audit Committee

Genevieve Shore

Chair of Customer & Innovation
Forum(2)

Scott Wheway

Senior Independent Director

Chair of Responsible Banking Committee

Banco Santander nominated

Non-Executive Directors

Lindsey Argalas

(with effect from 1 January 2018)

Ana Botín

Gerry Byrne

Juan Rodríguez Inciarte

Executive Directors

Nathan Bostock

Chief Executive Officer

Antonio Roman

Chief Financial Officer

Javier San Felix

Head of Retail & Business Banking

and Deputy CEO

(1)  The terms ‘independence’ and ‘Independent’ are, unless otherwise stated, defined in accordance with our UK Group Framework.

(2)  The Customer & Innovation Forum is a management committee.

For the full Corporate Governance Report, read more on page 35

20	Santander UK Group Holdings plc

31% Female Board members 31 December 2016

Following a planned review, the membership of the Board Audit, Remuneration and Nomination Committees has been reduced to improve efficiency and effectiveness. It was decided that all INEDs would remain on the Board Risk Committee given the nature of the issues considered by that Committee. Committee readouts at Board meetings by Committee Chairs have been enhanced to ensure the Board as a whole is kept well-informed of the discussions at all the Committees. The membership of the Committees is set out on page 60.

We have undertaken an annual review of all the Terms of Reference of the Board Committees in line with best practice, with minor changes required. Additionally, Terms of Reference for the Board Responsible Banking Committee were approved in June 2017 and we agreed consequential changes for the Terms of Reference for the Board Risk Committee to effect the allocation of tasks between both Committees. All Terms of Reference are available on our website at www.santander.co.uk.

Diversity

Following the appointment of Lindsey Argalas in 2018, we achieved a ratio of 36% female directors, three years ahead of our target of 33% by 2020. We will continue to strive toward gender balance and improving our broader diversity.

Culture

In 2017, we further strengthened the connection between culture, conduct and customer outcomes by establishing the Board Responsible Banking Committee.

36% Female Board members 1 January 2018

How we spent our time

As in previous years, the nature of Board discussions means the categorisation of how we spent our time is somewhat artificial, given that many topics such as commercial business issues, people, regulation and risk management are inseparable in nature. Nevertheless we have maintained the discipline of recording the allocation of time through a consistent methodology so that we can monitor changes in the way we allocate time to our strategic priorities even if, in absolute terms, the definitions are less illuminating.

During 2017, the Board spent 45% of its meeting time on business and customer priorities, down from 54% in 2016. Some of this reduction resulted from the establishment during the year of the Board Responsible Banking Committee which spent time, for instance, assessing our overdraft strategy and recommending changes to the Board. The reduction also reflects the additional amount of time that was devoted to our people (2017: 15%; 2016: 10%) to develop further our plans for succession, talent management and to equip Santander UK with the necessary skills to deliver our medium and long-term vision in the face of market change. The Board also spent additional time during the year on risk and control matters and assessing our readiness for new regulatory requirements, such as ring-fencing, MiFID II and GDPR.

As was the case in 2016, we held our annual two-day strategy offsite in June 2017 focusing on the importance of innovation and digital transformation for our future business. The Board and management discussed the opportunities and risks facing Santander UK and approved a number of initiatives to improve the customer experience and help deliver future growth. The output from the strategy day helped inform the Board’s forward agenda for the remainder of 2017 and for 2018.

Board effectiveness

We reviewed the progress made on the actions arising from last year’s in depth external evaluation of Board effectiveness, which in addition to discussion at the Board Nomination Committee and the Board, have also been discussed at the meetings of the Board Committee Chairs held quarterly. Due to the extensive nature of the external review carried out over a number of months in the prior year, the Board on the recommendation of the Board Nomination Committee decided not to carry out an external evaluation in 2017. The internal review has concluded that the Board, the Chair and each of its Directors remain effective.

Future Board priorities

In 2018, we expect to spend more time moving to a new customer-centric operating model, on innovation and technology, the implementation of an efficiency plan, delivering our people strategy and talent management planning, conduct and culture, and ring-fencing.

This focus underpins everything we do to be Simple, Personal and Fair, and is directed towards being the best bank for our people, customers, shareholders and communities.

Santander UK Group Holdings plc	21

Annual Report 2017 on Form 20-F | Strategic Report 2017

Stakeholder review

Customers

We aim to build lasting relationships with our customers by being a bank that is Simple, Personal and Fair in everything we do.

Helping our customers prosper

Our focus is to help our customers at the moments that matter most, delivering an excellent service and products that make a real difference to their lives.

Our investment in technology has given our customers the choice of how, when and where they can access and manage their money. Be that through our branch network, telephone or digital channels. Our customers can apply for our full range of core products online, with an option to save a part-completed application.

In 2017, we continued to improve our business banking services for smaller SME customers. We streamlined our portfolio to increase capacity and improve client support. We also introduced a fast-track asset finance process and a simplified credit application to facilitate quicker lending decisions for smaller exposures.

In June 2017, we launched the new World Elite MasterCard for Santander Select and Santander Private customers offering a world of travel benefits. This formed part of the launch of Santander Private, a service to provide banking and wealth management services to private clients, business owners and entrepreneurs. This was followed by the launch of new current accounts for our Select and Private customers in November 2017.

We were also the first bank to launch Talking ATMs across our entire UK branch network. This gives audible guidance to customers to help them use our ATMs, either with or without the use of the screen. In addition, we launched a new branch locator tool with an enhanced mobile experience to give our customers easy access to branch information.

Optimising our branch network

We continued to invest in our network of 806 branches, with almost 500 refurbished so far. This included new layouts, services and technology to serve our customers better.

Ongoing reviews aim to ensure our resources are targeted efficiently by removing duplication due to close proximity and closing branches which are under utilised. We are a signatory to the Access to Banking Standard which ensures open and fair communication where banks decide to close branches. In 2017, we closed 36 branches in line with this standard.

Supporting our vulnerable customers

We are committed to supporting our vulnerable customers. All customer-facing colleagues are trained to help recognise vulnerable customers and to understand the issues which affect them.

Colleagues now have access to a support tool providing guidance and solutions for vulnerable customers. A dedicated team provides intensive support to customers facing financial difficulty by helping them regain control of their finances, with solutions tailored to their individual circumstances.

The consideration of vulnerable customers has been part of our product approval process for over a year and we have an approved vulnerable customer policy which applies across all areas of the bank. Specific social insights research is used to better understand the needs of older customers, and we will continue to build on this into 2018.

We are championing British businesses

Santander Breakthrough helps ambitious businesses grow and prosper through a range of activities focused on talent, networking, knowledge, finance and international growth. In 2017, over 6,270 businesses engaged in Breakthrough activities including more than 3,290 attendees at 160 Breakthrough in Branch events, which continue to connect business owners to their local business community.

We also organised a wide range of masterclasses and workshops with some of the UK’s most innovative companies – 400 businesses have benefited from practical

Innovative digital tools

A new Mortgage Video Service allows customers to access mortgage advice via video from either 60 video-enabled branches or from their home using their own device. The service has received extremely positive feedback, with an overall customer recommendation rating of 9 out of 10.

Another important innovation is our Mortgage Chatbot which we launched in October 2017. This tool for existing mortgage customers who are choosing a new deal provides immediate answers to generic, non-case specific questions. From launch to the end of 2017, more than 6,000 users asked over 10,000 questions.

solutions to grow their business. In addition, more than 1,600 SMEs benefited from the Santander Universities Internship Programme with access to subsidised internships from one of more than 80 partner universities.

Beyond everyday banking, we helped businesses achieve their global ambitions with 246 companies benefiting from 28 overseas and virtual trade missions. Our Liverpool City Incubator is an initiative that helps steer start-up founders in the right direction. During 2017 this provided tailored support to 34 businesses.

Some of our customers have the potential for significant growth and require capital as well as non-financial support. In 2017, our Growth Capital Team provided £31.2m of growth capital and £152.7m of senior debt to 50 companies.

22	Santander UK Group Holdings plc

Shareholders

We aim to deliver a long-term, sustainable return for our shareholders while helping people and businesses prosper.

Being an important part of a global bank

We are a subsidiary of Banco Santander and part of the Banco Santander group. Our parent is a leading retail and commercial bank, founded in 1857, head-quartered in Spain and among the world’s top banks by market capitalisation. Banco Santander has meaningful market share in 10 countries in Europe and the Americas.

At the end of 2017, Banco Santander had 133 million customers, 13,697 branches and 202,000 employees. In 2017, Banco Santander reported €6,619m attributable profit. Santander UK is an important part of the global business and contributed 16% of underlying attributable profit (excluding the Corporate Centre and Spanish Real Estate).

Our ordinary shares are all held by Banco Santander group companies and are not listed. Our preference shares, however, are listed on the London Stock Exchange. We also have other equity instruments, in the form of four AT1 securities issued in 2014, 2015 and 2017.

£1,254m profit after tax (2016: £1,317m)

Consistent shareholder returns

We remained consistently profitable throughout the financial crisis. Our profitability has been built on the strength of our proposition, cost discipline and our prudent approach to risk appetite.

Our track record of profitability enabled us to pay a dividend every year since 2008. Our policy is to declare a dividend of 50% of earnings attributable to ordinary shareholders.

Benefiting from being an independent subsidiary

Banco Santander operates a subsidiary model to minimise the risk of problems in one part of the organisation spreading to another. This means that autonomous subsidiaries, like us, are responsible for their own liquidity, funding and capital management.

The subsidiary model gives us considerable financial and operational flexibility while also allowing us to take advantage of the significant synergies and strengths that come from being part of a major, well-diversified banking group.

Importantly we benefit from Banco Santander’s strong brand, products and platforms as well as their systems development capacity – we utilise common technology platforms. Taken together, these constitute a major competitive advantage for us.

Effective investor engagement

Banco Santander has a large retail shareholder base in the UK, a legacy of our former building society heritage. The Banco Santander Shareholder Relations team provides help and support for these shareholders, and manage all engagement with them.

Our UK Investor Relations team actively engages with institutional investors across the globe. In 2017, we held over 200 meetings with existing and prospective debt and equity investors, and presented our strategic update at the Banco Santander Group Strategy Day in New York. Our investors continued to focus on the UK macro environment, including competition and regulation, business momentum and business growth as well as our debt issuance plans.

Our well-executed capital and debt issuance programmes and good credit ratings are, in part, due to our successful investor engagement programme. It also reflects the investor support and interest in our proposition as an independent entity and a core geography in the Banco Santander group.

A straightforward

ring-fence structure

UK legislation establishes new requirements for certain UK banks to ring-fence their retail activities, such as current accounts, savings accounts and payments. The largest UK banking groups, including Santander UK, have to comply with these requirements by 1 January 2019.

Santander UK plc will become the main ring-fenced bank of the Santander UK group. It will serve all our personal customers in the UK and the vast majority of our business customers.

To the extent allowed by the legislation, the ring-fenced bank will also broadly continue to hold and serve our corporate banking business in the UK. There will be some instances where products cannot be offered, or customers cannot be served from within the ring-fence bank. In most of these instances, these products will be provided, or these customers served, by Banco Santander through its London branch. This will include some Global Corporate Banking business and Corporate Banking customers.

Abbey National Treasury Services plc will transfer all of its business to either Santander UK or Banco Santander’s London Branch, save for a small portfolio of specific assets that will remain in Abbey National Treasury Services plc and be held until their maturity.

For more information on our ring-fencing plans, see page 244.

Santander UK Group Holdings plc	23

Annual Report 2017 on Form 20-F | Strategic Report 2017

Stakeholder review continued

People

We aim to attract, retain and reward the most talented and committed people. We offer first-class development schemes and a workplace that empowers people, encourages individuality and promotes collaboration.

Helping our people prosper

We provide a full range of skills, development, training and career support for our people to develop their potential. During 2017, our people undertook over 104,800 training days and we invested over £8.8m in employee learning and development.

Our approach is to provide our people with a competitive package of pay and benefits, and to reward them for their contribution to the business and our sustainable performance. We act in accordance with all relevant and applicable legislative and regulatory rules and guidance, regularly benchmarking our package and policies to ensure we remain aligned to the market. We are a Living Wage and London Living Wage employer. We have a successful ongoing partnership with Advance and the Communication Workers Union (CWU), our recognised trade unions. In 2017, we continued consultation on significant proposals and business change initiatives.

We offer a range of personalised benefits, and focus on financial wellbeing for our people. We encourage our people to participate in our pension and share ownership schemes. In 2017, 36% of colleagues participated in one or both of our two HMRC-approved share save schemes.

Prioritising diversity

We seek to create a culture where every employee and customer is treated with respect. Through our workplace policies we continue to recognise the potential that all people bring to the workplace regardless of age, disability, gender, gender identity, marital or civil partnership status, maternity, pregnancy, race, sexual orientation, religion or belief (or absence of).

We embed diversity and inclusion across our business through a number of initiatives, programmes and training. These include our employee-led diversity networks, Women in Business, Embrace, Parents&Carers, Ethnicity@Work, Enable! and unconscious bias training. We also ensure that all internal communications reflect the diversity of our employees and customers in the language and images we use.

In June 2016, we signed the HM Treasury Women in Finance Charter – setting a 50% (+/-10%) gender target for our senior female population over the next five years. Women made up 31% of our Board, 40% of executive committee and over 28% of senior managers at 31 December 2017.

Protecting the wellbeing of our people

A safe and healthy workplace is fundamental to help our people prosper. We provide practical advice, emergency support and training for both employees and managers. Our managers are also given training and support to foster psychological well-being within their teams, and to recognise where support may be needed.

We offer free and confidential telephone advice 24/7, face-to-face counselling and critical incident support, with a special focus on assisting employees facing difficult circumstances. Santander Personal Support Services provides practical, emotional and, in some cases, financial support for a broad range of lifestyle issues.

In 2017, we launched a digital version of our quarterly staff magazine, Health and Lifestyle Update. We also updated the magazine and launched a ‘cover star’ campaign to celebrate inspirational employee stories. One of these featured a young man from our Retail division and the challenges he faces working with severe autism. Another featured a transgender woman, and the journey she went through to be true to who she is in the workplace.

£8.8m
Investment in employee training and development in 2017 equivalent to 4.6 days training per FTE

Gender pay gap report

We are committed to creating a culture that values and champions diversity, and creates equality of opportunity for all. This is a commitment that starts at the very top of our organisation and flows throughout it.

The gender pay gap takes into account all roles at all levels of the organisation, rather than comparing pay received by women and men performing the same roles. We regularly review and analyse our employee pay to ensure men and women are treated equally when performing the same role. We are, therefore, confident that we do not have an equal pay issue at Santander UK.

Instead, our gender pay and bonus gaps reflect our organisational structure. Santander UK has proportionally more women than men in our branch and customer service centre roles, and proportionately more men in our senior leadership team.

We are committed to overcoming this through transparency, understanding the root causes of issues and finding solutions that are both practical and beneficial to employees.

We are realistic about the challenges we face, and the historical composition of financial services that we are seeking to evolve. We know there is more to do and we are committed to improving diversity and inclusion at all levels in the bank.

24	Santander UK Group Holdings plc

Communities

We support communities around the UK by providing skills, knowledge and innovation.

Helping our communities prosper

We are passionate about creating value for the communities that we serve. The Discovery Project is our flagship community investment initiative that aims to help one million people by 2020. The programme supports skills, knowledge and innovation projects through:

–	Explorer: to help people learn about the world and prepare them for the future
–	Transformer: to guide people through work-focused support and training
–	Changemaker: to fund innovations that help society.

We rely on the support of a number of partners who help us to deliver our aims. These include, Young Enterprise, Career Ready, National Citizen Service, Money Advice Trust and Crowdfunder.

As well as providing funds and promoting initiatives that support the aims of The Discovery Project, we also encourage our people to share their skills and time by volunteering in their communities.

281,700

People helped through our Discovery Project

Crowdfunding

In 2017, we partnered with Crowdfunder to explore new ways to fund community groups, charities and social entrepreneurs to build skills, grow knowledge and support innovation. Selected projects that received the backing of the ‘crowd’ received matched funding of up to £10,000. During 2017, 42 projects were supported providing over £303,000 in funding and helping over 2,000 beneficiaries.

Santander Foundation

In 2017, the Santander Foundation provided over £3.1m in grants to over 700 organisations for projects that help disadvantaged people. Discovery Grants are available to registered UK charities, community interest companies or credit unions to support activities that improve skills, knowledge or support social innovation. The Santander Foundation also contributed over £2.3m through the Staff Matched Donation Scheme to support our employees’ fund raising activities for charities of their choice.

Our charity partners

Our commitment to our 3 year partnership with Age UK and Barnardo’s continued in 2017, with the aim of supporting older and young people through fund raising and volunteering. In 2017, our people raised over £1m taking the total funds raised since 2016 to over £2.2m.

Celebrating our support for Higher Education

Since 2002, Banco Santander has donated over €1.5bn to universities across the globe. This made it one of the largest global corporate contributors to education, according to a 2015 report by the Varkey Foundation and UNESCO.

In the UK we have donated over £60m to 83 UK partner universities over the last ten years. In 2017, we directly supported over 13,000 students, graduates and university staff through initiatives focusing on education, employability and entrepreneurship.

With our partner universities we also fund internships for students and graduates in SMEs across the UK. In the 2016/2017 scheme we supported over 2,200 internships in over 1,600 businesses from which 55% of participants secured further employment(1).

As part of our strategy we also promote the Entrepreneurship Awards, one of the UK’s largest student and graduate business pitching competitions. In 2017, we included a three day programme to provide 18 of the best start-ups with over 20 masterclasses.

Our £1m Enterprise and Entrepreneurship Fund supports university-led projects across the UK. This helps students start, run or scale a business, or champion the development of entrepreneurial skills, cultures and mind-set.

In 2017, we launched an innovative cycle hire scheme competition for twenty three partner universities for the chance to win funding from Santander to implement their own cycle schemes on campus.

Santander Cycles

The Santander Cycle scheme continues to be a great success, helping people get around London and Milton Keynes while keeping fit and saving money. Revenue raised by the London scheme increased by £400,00 in 2017. This reduced the subsidy needed from public funds to run the scheme. During 2017, almost 10.5m bike hires were made, the second record breaking year in a row.

In a partnership with our customer Blaze, we completed installing Laserlights on all 12,000 Santander Cycles. We also launched a new generation of bikes with in-built smart technology, including GPS and bluetooth. Trials of new beacons and wireless technology at Santander Cycle docking stations helped keep the public up to date.

We celebrated the first anniversary of the Santander Cycles scheme in Milton Keynes alongside the town’s 50th year celebration. We reached over 70,000 bike hires and almost 17,000 registrations in 2017, and opened our 50th docking station. We also supported a number of community initiatives including the National Youth Circuit Championships, the HerdaboutMK initiative (alongside our charity partner Barnardo’s) and co-funding of the Discover MK app.

(1)	Based on the total number of responses from our survey

Santander UK Group Holdings plc	25

Annual Report 2017 on Form 20-F | Strategic Report 2017

Stakeholder review continued

Corporate Social Responsibility and Sustainability

We want to help people and businesses prosper now and in the future. We’ll do this by leading the bank in the right way and doing the right thing for all of our customers, shareholders, people, and communities.

Managing our environmental impact efficiently

Our Environmental & Energy Management Systems (EMS & EnMS) provide a framework for defining responsibilities and processes in relation to waste, energy, water, travel and supply chain management at our 15 main offices and data centres in the UK. In 2017, we successfully recertified the ISO 14001 & ISO 50001 accreditation across all of these properties.

Smart meter technology allows us to track the energy performance of our properties, helping us to reduce energy wastage. This contributed to an annual reduction of 10% in electricity and 5% in gas usage. Our electricity is sourced from green suppliers and has zero carbon emissions.

Business travel represents 52.2% of our total CO2 emissions which fell from 6,650 tonnes in 2016 to 5,997 tonnes in 2017, representing a 9% reduction per employee. We encourage our people to use travel-free meeting methods wherever possible.

Over 99% of the waste generated through our operations is either recycled or diverted from landfill. In the past two years, we have cut our paper usage by 37%, although in 2017 this was 12% higher than 2016. Our online banking customers receive paperless statements (with an opt-out option), and our print suppliers have ISO 14001 certification and maintain full Forest Stewardship Council chain of custody.

Managing our supply chain responsibly

We buy goods and services from over 1,600 external suppliers and intra-group companies accounting for £1.7bn of costs in 2017, governed by our Cost Management and Procurement Policy, Third Party Risk Management Policy and Conduct in Supplier Relationships Manual.

We meet the Living Wage requirement for employees of suppliers who work at Santander UK sites, and our supplier contracts include specific requirements to respect human rights and ethical labour practice based on the principles of the UN Global Compact.

We are a signatory to the Business in the Community Access Pledge, a public commitment to a fair and open procurement process for SMEs. In 2017, 80% of our new supplier contracts, worth over £7m, were with businesses with less than £10m annual turnover or 250 employees.

We are committed to high ethical standards

We adhere to laws and regulations, conduct business in a responsible way and treat our stakeholders with honesty and integrity. We review each investment and lending proposal case-by-case, taking account of the potential impact on human rights, public health and the environment. We also consider the ethics of supporting or partnering with particular organisations, governments and projects.

Our Code of Ethical Conduct sets out the standards we expect of our people. It supports our commitment to being Simple, Personal and Fair and also helps to protect our reputation by building a culture free from corruption, risk of compromise or conflicts of interest.

See page 63 of the Director’s report for more on our Code of Ethical Conduct and Anti-Bribery and Corruption Policy.

Developing how we report our corporate social responsibility

We believe that the performance of our business cannot be considered separately from the sustainability of the wider environment and the prosperity of our stakeholders. We regularly engage with our stakeholders, including our regulators, the government, the media and consumer groups to ensure we listen to their views to define issues that are important to the society as a whole as well as our business.

Modern Slavery Act 2015

We actively seek to prevent slavery and human trafficking in our workforce and supply chain. We have put in place a number of measures across the business to help drive this outcome. As an example, we now require our suppliers to comply with explicit requirements to respect human rights and adhere to ethical labour practice.

We have also reviewed our pension arrangements to ensure that, where relevant, the fund managers comply with the Act. We will review this annually to ensure continued compliance.

We will continue to assess the impact and effectiveness of these measures and will continue to work with our stakeholders to prevent slavery and human trafficking in our workforce and supply chain.

See how we are combatting human trafficking on page 146.

Our Sustainability Report will provide further details of our community projects, our contribution to the prosperity of the economy and our impact on the environment. This is the first step in the development of how we manage, monitor and report on our corporate social responsibility. We plan to share further insight on the subsequent steps in that development during 2018.

In 2017 we changed the reporting of Discovery Project grants to include committed spend and associated donations for the year rather than on the timing of payments. This change better reflects activity during the period and aligns to how beneficiaries report donations and grants.

Colleague engagement is measured by a survey conducted by Korn Ferry. One of the survey questions changed in 2017 and so, to remove the effect of this, the 2017 result incorporates some 2016 data.

26	Santander UK Group Holdings plc

Other information

At 31 December		2017	2016	2015	Notes

Customers
Loyal retail customers	KPI	3.9 million	3.7 million	3.7 million
Loyal SME and corporate customers	KPI	305,000	290,000	266,000
Retail customer satisfaction	KPI	63.0%	62.9%	62.9%	Financial Research Survey by GfK, December 2017
Digital customers	KPI	5.0 million	4.6 million	3.9 million
Fee income CAGR	KPI	6%	8%	(3)%	2016 and 2017 CAGR measured from 31.12.15

Shareholders
Return on ordinary shareholders’ equity		8.9%	9.6%	7.2%	Restated per accounting policy change outlined in on page 28
RoTE(1)	KPI	10.2%	10.9%	8.2%
CIR	KPI	51%	50%	53%
CET1 capital ratio	KPI	12.2%	11.6%	11.6%
NPL ratio	KPI	1.42%	1.50%	1.54%
Dividend payout ratio	KPI	50%	51%	50%
Water usage (m3)		278,699	301,565	293,598
Waste collected (tonnes)		5,288	4,506	4,517
CO2 per employee (tonnes)		0.47	0.52	0.66

People
Colleague engagement	KPI	71%	72%	71%	See note on changes to our reporting on page 26
Full-time equivalent employees		19,432	19,220	19,992	Santander UK employees at 31 December
Employee turnover		15%	13%	14%

Communities
People supported	KPI	281,700	196,300	N/A
Support to communities		£19.4m	£22.0m	£23.4m	See note on changes to our reporting on page 26
Corporation tax paid		£484m	£507m	£419m	See www.santander.co.uk/uk/about-santander-uk/csr/ taxation-strategy
% of contracts awarded to small businesses		80%	61%	58%	Businesses with <£10m turnover or <250 employees

KPI definitions

Loyal retail customers: Primary banking current account customers who hold an additional product.

Loyal SME and corporate customers:

Santander Business Banking customers, managed under Retail Banking, who have three month average credit turnover of at least £1,000 across their Banking accounts. Corporate customers, who have at least three products and, for those in the trade business, must also have a current account with a minimum activity threshold specific to their customer segment.

Retail customer satisfaction: Measured by the Financial Research Survey (FRS) run by GfK for 12 months ended 31 December 2017.

Digital customers: Customers who have logged onto Retail or Business online banking or mobile app at least once in the month.

Fee income CAGR: Net fee and commission income compound annual growth rate is measured between end 2015 and end 2018.

Return on tangible equity(1): The profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

Cost-to-income ratio: Total operating expenses as a percentage of total income.

NPL ratio: Non-performing loans as a percentage of loans and advances to customers.

CET1 capital ratio: CET1 capital as a percentage of risk-weighted assets.

Dividend payout ratio: Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interests).

Colleague engagement: Measured by the Group Engagement Survey (GES), conducted by Korn Ferry for Banco Santander during September and October 2017. Results are benchmarked against other firms in the UK financial sector and other high-performing firms.

People supported: People supported through our charity partnerships, the Santander Foundation, Santander Universities and by employee volunteer activities through our Discovery Project programme.

For our KPIs, read more on page 13

(1)	Non-IFRS, see page 254

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

Santander UK Group Holdings plc	27

Annual Report 2017 on Form 20-F | Strategic Report 2017

Summarised consolidated income statement

For the years ended 31 December	2017 £m	2016 £m
Net interest income	3,803	3,582
Non-interest income(1)	1,109	1,213
Total operating income	4,912	4,795
Operating expenses before impairment losses, provisions and charges	(2,502)	(2,417)
Impairment losses on loans and advances	(203)	(67)
Provisions for other liabilities and charges	(393)	(397)
Total operating impairment losses, provisions and charges	(596)	(464)
Profit before tax	1,814	1,914
Tax on profit	(560)	(597)
Profit after tax for the year	1,254	1,317

(1)	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Summary of segmental balance sheet assets and liabilities

At 31 December	2017 £bn	2016 (2) £bn
Customer loans
Retail Banking	169.0	168.6
Commercial Banking	19.4	19.4
Global Corporate Banking	6.0	5.7
Corporate Centre	5.9	6.5
Total customer loans	200.3	200.2
Other assets	114.5	102.3
Total assets	314.8	302.5
Customer deposits
Retail Banking	149.3	148.1
Commercial Banking	18.7	17.2
Global Corporate Banking	4.5	4.1
Corporate Centre	3.4	3.0
Total customer deposits	175.9	172.4
Medium-Term Funding	40.6	46.1
Other liabilities	82.1	68.5
Total liabilities	298.6	287.0
Shareholders’ equity	15.8	15.1
Non-controlling interest(3)	0.4	0.4
Total liabilities and equity	314.8	302.5

(2)	In 2017 we changed the accounting policy for acquisitions where the business is ultimately controlled by the same entity both before and after the purchase. These acquisitions are now accounted for at book value. This change reduced retained earnings and goodwill of previous acquisitions by £631m. This amount largely represents the difference between the purchase price and the aggregate book value of the assets and liabilities acquired from Banco Santander S.A. in 2010. The comparative period has been restated to reflect this change in accounting policy.
(3)	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (PSA cooperation), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA (accounted for as a subsidiary).

28	Santander UK Group Holdings plc

Governance

Santander UK Group Holdings plc	29

Annual Report 2017 on Form 20-F | Governance

Board of Directors

Shriti Vadera

Chair

Chair since 30 March 2015, previously Independent Non-Executive Director and Deputy Chair from 1 January 2015.

Skills and experience

Shriti Vadera was an investment banker with SG Warburg/UBS from 1984 to 1999, on the Council of Economic Advisers, HM Treasury from 1999 to 2007, Minister in the UK Government from 2007 to 2009 (Cabinet Office, Business Department and International Development department), G20 Adviser from 2009 to 2010, and advised governments, banks and investors on the eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014.

Other principal appointments

Chair of Santander UK plc* since 30 March 2015.

Senior Independent Director of BHP Billiton plc since 2015 and Non-Executive Director of BHP Billiton plc and BHP Billiton Ltd since 2011. Non-Executive Director of AstraZeneca plc since 2011.

Board committee membership

Nomination Committee since 1 January 2015 and Chair since 30 March 2015.

Alain Dromer

Independent Non-Executive Director

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

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 2013. Director of Moody’s Investors Service Ltd since 2013. Director of Moody’s Investors Service EMEA Ltd since 2014. Independent Member of the Advisory Board of Moody’s Deutschland GmbH since 2013. Independent Member of the Supervisory Board of Moody’s France SAS since 2013. Non-Executive Director of Majid Al Futtaim Trust LLC since 2013. Non-Executive Director of Henderson European Focus Trust plc since 2014.

Board committee membership

Audit Committee since 1 January 2014. Remuneration Committee since 1 January 2014. Risk Committee since 15 December 2015.

Annemarie Durbin

Independent Non-Executive Director

Chair of Board Remuneration Committee

Appointed Independent Non-Executive Director on 13 January 2016.

Skills and experience

Annemarie Durbin has 30 years’ international retail, commercial, corporate and institutional banking experience culminating in being a member of Standard Chartered’s Group Executive Committee. In addition, she was Group Company Secretary at Standard Chartered for a number of years and an independent non-executive director on the board of Fleming Family and Partners Limited. Annemarie is an executive leadership coach and a Board governance consultant.

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

Board committee membership

Remuneration Committee since 13 January 2016 and Chair since 4 August 2017. Responsible Banking Committee since 1 July 2017. Risk Committee since 13 January 2016.

30	Santander UK Group Holdings plc

Ed Giera

Independent Non-Executive Director Chair of Board Risk Committee

Appointed Independent Non-Executive Director on 19 August 2015.

Skills and experience

Ed Giera is an experienced Non-Executive Director, having held a number of Board roles following his career with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co. He provided corporate finance advisory and fiduciary services as Principal of EJ Giera LLC and was formerly a Non-Executive Director for the Renshaw Bay Structured Finance Opportunity Fund, NovaTech LLC, and the Life and Longevity Markets Association. Ed was also a director of Pension Corporation Group Ltd from 2012 to 2015, and Pension Insurance Corporation Holdings Ltd from 2008 to 2012.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 19 August 2015. Non-Executive Director of ICBC Standard Bank Plc since 2015. Non-Executive Director of Pension Insurance Corporation Group Limited since 2015. Non-Executive Director of the Renshaw Bay Real Estate Finance Fund since 2012.

Board committee membership

Audit Committee since 19 August 2015. Risk Committee member since 19 August 2015 and Chair since 1 November 2015. Responsible Banking Committee since 1 July 2017.

Chris Jones

Independent Non-Executive Director

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

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 30 March 2015. Audit Committee member of the Wellcome Trust since 1 September 2016. Non-Executive Director of Redburn (Europe) Ltd since 2014. Chairman of the Advisory Board of the Association of Corporate Treasurers since 2010. Investment Trustee of the Civil Service Benevolent Fund since 2015.

Board committee membership

Audit Committee since 30 March 2015 and Chair since 30 June 2015. Remuneration Committee since 1 September 2015. Risk Committee since 30 March 2015. Chris is also Santander UK’s Whistleblowers’ Champion.

Genevieve Shore

Independent Non-Executive Director

Appointed Independent Non-Executive Director on 18 May 2015.

Skills and experience

Genevieve Shore brings digital, technology and commercial expertise to Santander UK from a career in the media, publishing and technology sectors, most recently as Chief Product and Marketing Officer of Pearson plc, and previously as Director of Digital Strategy and Chief Information Officer.

Genevieve has also advised and invested in Education Technology start-ups and works with female executives as a coach and mentor.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 18 May 2015. Non-Executive Director of Next Fifteen Communications Group plc since 2015. Non-Executive Director of Moneysupermarket. com Group plc since 2014. Non-Executive Director of Arup Group Limited since 2017. Independent Non-Executive Director of the Rugby Football Union since 2017.

Board committee membership

Audit Committee since 1 September 2015. Risk Committee since 1 September 2015. Responsible Banking Committee since

1 July 2017.

*  Part of the Banco Santander group.

Santander UK Group Holdings plc	31

Annual Report 2017 on Form 20-F | Governance

Board of Directors continued

Scott Wheway

Independent Non-Executive Director Senior Independent Director Chair of Board Responsible Banking Committee

Appointed Senior Independent Director on 18 May 2015 and Independent Non-Executive Director on 10 January 2014.

Skills and experience

Scott Wheway brings extensive retail and consumer knowledge to the Board, having formerly held various senior roles at Tesco plc, including Operations Director and CEO, Tesco Japan. Following this, he was CEO of Best Buy Europe and Managing Director and Retail Director of Boots Company plc (now known as The Boots Company Ltd) and Managing Director of Boots the Chemist at Alliance Boots plc. Scott also has experience of the financial services sector through his past roles at Aviva plc (NED from 2007 to 2016) and Aviva Insurance Limited (Chairman from 2015 to 2017).

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 2013. Non-Executive Director of Centrica plc since 1 May 2016. Chairman of AXA UK plc since 12 December 2017.

Board committee membership

Nomination Committee since 1 January 2014. Remuneration Committee since 1 January 2014 and Chair (September 2015 to July 2017). Risk Committee since 1 January 2014. Responsible Banking Committee, Chair since 1 July 2017.

Ana Botín

Banco Santander Nominated Non-Executive Director

Appointed Non-Executive Director on 29 September 2014.

Skills and experience

Ana Botín joined the Banco Santander group in 1988 and was appointed Executive Chair of Banco Santander SA in September 2014. Ana has been a member of Banco Santander SA’s Board and Executive Committee since 1989 and previously served as Chief Executive Officer and Executive Director of Santander UK plc from December 2010 to September 2014. She has extensive financial services experience. She directed Banco Santander SA’s Latin American expansion in the 1990s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury divisions.

Other principal appointments

Previously Exective Director of Santander UK Group Holdings plc* from 10 January 2014 to 29 September 2014. Non-Executive Director of Santander UK plc* since 29 September 2014. Executive Chair of Banco Santander SA* since 2014 and Director since 1989. Non-Executive Director of The Coca-Cola Company since 2013. Vice-Chair of the Empresa y Crecimiento Foundation since 2000. Vice-Chair of the World Business Council for Sustainable Development since 11 January 2016. Member of the MIT’s CEO Advisory Board since 2015.

Board committee membership

Nomination Committee since 27 July 2015.

Juan Rodríguez Inciarte

Banco Santander Nominated Non-Executive Director

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

Other principal appointments

Non-Executive Director of Santander UK plc* since 2004. Director Santander Consumer Finance SA* since 2003. Director of SAM Investment Holdings Limited* since 2013. Director of Vista Capital de Expansion SA SGECR since 2007. Chairman of Saarema Inversiones SA since 2005.

Board committee membership

Risk Committee since 1 September 2015.

32	Santander UK Group Holdings plc

Gerry Byrne

Banco Santander Nominated Non-Executive Director

Appointed Non-Executive Director on 1 December 2017.

Skills and experience

Gerry Byrne has been the Chairman of the Supervisory Board of Bank Zachodni WBK SA* (BZWBK), since 2011 having originally joined the BZWBK Board as Deputy Chairman in 2001.

Previously, he held several senior management roles at AIB Group, both in Ireland (from 1973 to 2000) and in Poland (from 2001 to 2010), latterly as Managing Director of the Central Eastern Europe Division in 2009-2010. He is a member of the Irish Institute of Bankers, Irish Management Institute and an Alumni of Harvard Business School.

Other principal appointments

Non-Executive Director of Santander UK plc* since 1 December 2017. Chairman of the Supervisory Board of Bank Zachodni WBK SA since 2011.

Lindsey Argalas

Banco Santander Nominated Non-Executive Director

Appointed Non-Executive Director on 1 January 2018.

Skills and experience

Lindsey Argalas joined Banco Santander SA in September 2017 as Chief Digital and Innovation Officer where she is responsible for leading the Bank’s digital transformation and innovation efforts throughout the Banco Santander group. Lindsey joined Banco Santander from the Silicon Valley-based software company Intuit Inc, where she held a number of senior positions from 2008 to 2017, most recently as Senior Vice President, Chief of Staff to the CEO. Prior to that, Lindsey worked as a Principal at the Boston Consulting Group for 10 years with world renowned retail and customer products companies in Europe, Australia and the USA. Lindsey brings extensive international experience of driving growth and leading transformational change with particular expertise in new market entry, customer-driven innovation and digital experiences.

Other principal appointments

Non-Executive Director of Santander UK plc* since 1 January 2018.

*  Part of the Banco Santander group.

Santander UK Group Holdings plc	33

Annual Report 2017 on Form 20-F | Governance

Board of Directors continued

Nathan Bostock

Executive Director

Chief Executive Officer

Chief Executive Officer since 29 September 2014, previously Executive Director and Deputy Chief Executive Officer from 19 August 2014.

Skills and experience

Nathan Bostock joined Santander UK from RBS, where he was an Executive Director and Group Finance Director. He joined RBS in 2009 as Head of Restructuring and Risk, and Group Chief Risk Officer. Nathan previously spent eight years with Abbey National plc (now Santander UK plc) from 2001 to 2009 and served on the Board as an Executive Director from 2005. During his time with Abbey National plc, he held various senior positions including Chief Financial Officer and Executive Director. Nathan was also previously at RBS from 1991 to 2001 in a number of senior positions and spent seven years before that with Chase Manhattan Bank, having previously qualified as a Chartered Accountant with Coopers & Lybrand (now PwC).

Other principal appointments

Chief Executive Officer of Santander UK plc* since 29 September 2014. Director of Santander Fintech Limited* since 2015. Director of SAM Investment Holdings Limited* since 2014. Member of the PRA Practitioner Panel since 2014. Member of the Financial Services Trade and Investment Board (FSTIB) since 2015.

Antonio Roman

Executive Director

Chief Financial Officer

Appointed Chief Financial Officer on 30 October 2015 and Executive Director from 1 August 2017.

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

Other principal appointments

Chief Financial Officer of Santander UK plc* since 30 October 2015. Executive Director of Santander UK Group Holdings plc* since 1 August 2017. Director of Abbey National Treasury Services plc* since 2014. Management Board Member of Abbey Covered Bonds LLP* since 2014. Member of UK Finance’s (previously the British Bankers’ Association) Financial and Risk Policy Committee since 2015.

Javier San Felix

Executive Director

Head of Retail & Business Banking,

Deputy Chief Executive Officer

Appointed Head of Retail & Business Banking, Deputy Chief Executive Officer on 1 August 2015 and Executive Director from 1 August 2017.

Skills and experience

Javier has significant retail and commercial international banking experience. He has held a number of senior positions within the Banco Santander group since he joined in 2004, including more recently Senior Executive Vice President, Global Retail and Commercial Banking, Senior Executive Vice President, Latin America (excluding Brazil) and CEO, Banco Español de Crédito, Banesto. He was Chairman of the European Financial Management Association (EFMA) from 2014 to 2017. Javier also worked for McKinsey & Company for 13 years in Spain, latterly as a partner.

Other principal appointments

Head of Retail & Business Banking, Deputy Chief Executive Officer of Santander UK plc* since 1 August 2015. Executive Director of Santander UK plc* since 1 August 2017. Director of SAM Investment Holdings Limited* since 12 September 2016. Director of Santander Consumer (UK) plc* since 2016. Director of Santander UK Technology Limited* since 2017.

*  Part of the Banco Santander group.

34	Santander UK Group Holdings plc

Chair’s report on corporate governance

My report describes the roles, responsibilities

and activities of the Board and its Committees.

Our governance

As a non-listed subsidiary of a European banking group, we are not required to comply with the UK Corporate Governance Code (the Code). However, we choose to voluntarily comply with the Code, wherever applicable, to practice best corporate practice.

In addition to the Code, our governance is set out in a number of key documents, these are:

– the UK Group Framework, which defines clearly our responsibilities and relationship with Banco Santander SA, our sole shareholder. This provides Banco Santander SA with the oversight and controls it needs while providing us with the autonomy to discharge our responsibilities in the UK in line with best practice as an independent board. Clarity of roles and responsibilities is key to ensuring proper accountability for decisions and outcomes; and

– the Corporate Governance Framework, which outlines the various constitutional documents underpinning the operation of the Board and its Committees as well as Executive Governance and Delegated Authorities.

Board membership

During the year, three of the Banco Santander nominated Non-Executive Directors (Group NEDs), Peter Jackson, Bruce Carnegie-Brown and Manuel Soto, stepped down. I should like to thank Peter, Bruce and Manuel for their invaluable service to the Board and the Company. During the year, we appointed Antonio Roman, Chief Financial Officer, and Javier San Felix, Deputy CEO and Head of Retail & Business Banking, as Executive Directors on 1 August 2017 and appointed Gerry Byrne and Lindsey Argalas on 1 December 2017 and 1 January 2018 respectively as Group NEDs. These appointments have provided the Board with skills and experience in retail and corporate banking, finance, strategy, digital and innovation.

Following these changes, the Board’s composition continues to align with the UK Group Framework principles of at least 50% INED membership, including the Chairman, appropriate breadth and depth of skills and experience, and gender diversity. There are one-year rolling terms in place for all NEDs.

Board committees

The Board delegates certain responsibilities to Committees to assist in discharging its duties, as set out on page 38. The Committees play an essential role in supporting the Board in these duties, providing focused oversight of key areas and aspects of the business.

The role and responsibilities of the Board and each Board Committee are set out in formal Terms of Reference. These are reviewed at least annually as part of the Corporate Governance Framework review.

In Q3 2017, we have further strengthened the Company’s connection between culture, conduct and customer outcomes by establishing the Responsible Banking Committee. The purpose of this Committee is to assist the Board in shaping the culture, reputation and customer propositions of Santander UK through overseeing and advising management on conduct, people, community, brand and compliance issues.

The Responsible Banking Committee is chaired by our Senior Independent Director Scott Wheway. Its first report on its activities will be provided in the 2018 corporate governance review.

The purpose of the Responsible Banking Committee is to assist in shaping the culture, reputation and customer propositions of Santander UK.” Shriti Vadera Chair 27 February 2018

(1)  In this Annual Report, the terms ‘independence’ and ‘Independent’ are, unless otherwise stated, defined in accordance with our UK Group Framework. For further details see page 62.

                                Board

                                responsibilities

                                Read more on p38

                                Board membership,

                                tenure and

                                attendance

                                Read more on p60

Santander UK Group Holdings plc	35

Annual Report 2017 on Form 20-F | Governance

Chair’s report on corporate governance continued

The Board Committees make recommendations to the Board in accordance with their Terms of Reference. The Chair of each Committee reports to the Board at each meeting on the matters discussed and significant developments within their remit that warrant further consideration by the Board. The minutes of each meeting, except for the Board Nomination Committee, are provided to the Board members for information.

All Committees are chaired by INEDs and have only INEDs as members, other than the Board Risk Committee and the Board Nomination Committee. Following Manuel Soto’s retirement from the Board in December 2017, the Board Audit Committee is also comprised of INEDs only and this is our policy going forward. All INEDs are members of the Board Risk Committee in order to provide efficient working and effective oversight of risks. The activities undertaken by each of the Board Committees are set out in the Board Committee Chairs’ reports on pages 39 to 61. A report on the activities of the Responsible Banking Committee will be provided in the 2018 Annual Report. The full Terms of Reference for each Committee are available on Santander UK’s website www.santander.co.uk and from the Company Secretary upon request.

Board fees

We reviewed all Board and Board Committee fees during the year and made no changes to the existing fee structure. It was agreed that the fees for the Chair and members of the Responsible Banking Committee would align with those of the Board Audit Committee, Board Remuneration Committee and Board Risk Committee.

In consideration of the time commitment required, it was agreed that a fee of £30,000 per annum would be paid to Genevieve Shore as the Independent Chair of the Customer & Innovation Forum. This is a non-Board forum providing advice and guidance to assist the Company in being well placed to meet emerging customer preferences through our digital and innovation capability. The Customer & Innovation Forum is scheduled to meet eight times per year.

Board fees are set out on page 59 in the Directors’ Remuneration Report.

Conflicts of interest

Santander UK’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts. The Board confirms that such powers have been operated effectively and that a formal system for Directors to declare their interest and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Company Secretary.

Board effectiveness review

In 2017 we maintained our focus on our strategic priorities for the Board. The Board discussed and refreshed its strategic priorities during the year. The existing priorities were reaffirmed and updated and a new priority on systems and capabilities was added. The existing six priorties are in the areas of long-term strategy; regulatory trust; customer focus; embedding culture; talent and succession planning, and systems and capabilities. These were not intended to set the strategy or the priorities of the business but have been invaluable in setting the Board agenda and guiding the Board’s deliberations and discussions.

This year we reviewed the progress made on implementing the recommendations from last year’s extensive external evaluation of Board effectiveness and carried out an internal assessment of effectiveness. The internal review concluded that the Board, the Chair and each of its Directors continue to be effective.

The Board is satisfied that the Chair and those Directors who have external directorships have sufficient time available to discharge their responsibilities and to be effective members of the Board.

Board activities

The Chair, together with the CEO and Company Secretary, ensure that the Board has an appropriate schedule so that its time is focused on matters of strategic importance to the business and appropriate monitoring of risks and controls. We keep under review the items considered by the Board and their appropriate frequency and the balance of issues in order to ensure that the Board adequately discharges its responsibility. In line with an assessment of the forward looking agenda, we reconfirmed that the total number of scheduled Board meetings held in 2018 will remain at eight. We will keep this under review as we continue to enhance our operating efficiency.

The Board held its annual Strategy Offsite in June, where we considered the competitive landscape, the Company’s Digital Strategy and innovation, as well as the opportunities and risks facing the banking sector and their implications for our long-term strategy. As a result we refined our focus in relation to strategic initiatives, and progress on these are reported to the Board at appropriate frequencies.

Board strategic priorities

–	Long-term strategy
–	Regulatory trust
–	Customer focus
–	Embedding culture
–	Talent and succession planning
–	Systems and capabilities

36	Santander UK Group Holdings plc

To ensure the most effective use of time at Board meetings, in addition to the delegation of certain responsibilities to the Board Committees, the Board has Board dinners, external speaker lunches and workshops.

The Board ensures regular contact with the senior leadership through a number of means. These include: inviting relevant business and function heads to present to the Board or its Committees on current internal and external developments; permitting observers as part of individual senior managers’ development plans; scheduling regular meetings for Committee Chairs to meet with relevant senior managers; site visits by one or more Directors; and topical or technical workshops.

In addition, senior leaders make themeselves available to meet with the NEDs throughout the year.

Non-Executive Director inductions and training

The delivery of our tailored NED induction programmes for our new appointments continued through 2017, and other NEDs also have ongoing development plans. The external Board effectiveness review conducted in 2016 included individual evaluation of all Board members, and the feedback from those reports was included in individual development plans for 2017. This assists the NEDs in having the necessary understanding of the business, its activities, core markets, and operating environment. The Company Secretary supports the Chair in designing individual inductions for NEDs, which include site visits and cover topics such as strategy, key risks and current issues including the legal and regulatory landscape.

Throughout 2017 we continued to deliver regular workshops for all NEDs to further develop their knowledge and understanding of key business issues such as payments and clearing systems, financial crime and IFRS 9. This has been supplemented with visits to corporate sites and branches. A summary of the Board’s activities in 2017 is set out below.

Summary of Board activities in 2017

The Board’s activities during 2017 related to the following themes:

Theme	Actions taken by the Board and outcomes

Business and customer

–   Reviewed, challenged and remained apprised in respect of various items, including strategic business opportunities; developments with customer experience and complaints; and the performance and strategy of the Retail Banking, Commercial Banking and Global Corporate Banking divisions. The Board also reviewed, challenged and approved the 3-year business plan (2018-2020) and the Budget for 2018, including associated risk assessments and UK-relevant material presented at the Banco Santander Investor Day. The Board received an update on the competitor environment.

Strategy

–   The Board held its annual Strategy Day offsite in June 2017. Discussions included 2018 targets, banking trends and competitors, digital innovation and transformation, M&A market opportunities, the three year business plan and the evolution of the Retail & Business Banking model.

Regulation, Balance Sheet and capital

–   Reviewed, challenged and approved the ICAAP, RFB ICAAP, ILAAP and Santander UK’s Recovery and Resolution Plan; adequacy and effectiveness of stress-testing and capital management; tax strategy statement; structured notes and short-term funding programmes; Ring-Fencing Programme; Dividends and AT1 Payments. The Board also reviewed the asset and liability management activities and was appraised of regulatory developments. The Board received an update on pensions.

Risk and control

–   Reviewed, challenged and approved the update to the Risk Appetite and monitored performance across all risk types. Received regular enterprise wide risk updates from the CRO; and updates on Technology and Operations (T&O), IT risk, cyber risk including the Group Ransom Policy, fraud policy and financial crime management plans.

People

–   Received updates on people issues including HR strategy, talent management and succession planning as well as culture, diversity and inclusion; assessed the performance of the CEO; and participated in the Banking Standards assessment process and approved Santander UK’s response to the Banking Standards Board survey.

Governance

–   Reviewed, revised and approved the Board’s Strategic Priorities; the appointment of two EDs, two Group NEDs and the Chief Risk Officer; revisions to the UK and Group Corporate Governance Frameworks; and the annual whistleblowing report. The Board also reviewed its Terms of Reference, together with the Terms of Reference of the Board Committees.

–   Approved the establishment of the Responsible Banking Committee to assist the Board in shaping the culture, reputation and customer propositions of Santander UK through overseeing and advising on conduct, people, community, brand and compliance issues.

–   Reviewed, challenged and approved Santander UK’s Annual Report.

–   Assessed the performance of the Board Chair.

Santander UK Group Holdings plc	37

Annual Report 2017 on Form 20-F | Governance

Chair’s report on corporate governance continued

Board and Board Committee responsibilities
Key responsibilities
Board

–  Review, approve and monitor performance in respect of corporate strategy, major plans of action, Risk Appetite and policies, annual budgets and business plans.

–  Monitor the effectiveness of Santander UK’s governance arrangements including appointments to the Board and its Committees and managing conflicts of interest.

–  Monitor the performance of the CEO and Senior Executives.

–  Ensure that appointments to the Board or its Committees are effected in accordance with the appropriate governance process.

–  Monitor and manage potential conflicts of interest of management, Board members, shareholders, external advisers and other service providers.

Board Nomination Committee Chair’s report Read more on p39	Board Nomination Committee

–  Review the structure, size and composition of the Board, including skills, knowledge, experience and diversity.

–  Consider succession planning for Directors and senior executives.

–  Identify and nominate candidates to fill Board vacancies as and when they arise.

–  Assess the performance of the Board.

–  Review annually whether NEDs have dedicated sufficient time to their duties to have been effective in their role.

–  Oversee Santander UK’s governance arrangements.

Board Risk Committee Chair’s report Read more on p41	Board Risk Committee

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

Board Audit Committee Chair’s report Read more on p48	Board Audit Committee

–  Monitor and review the integrity of the financial statements of Santander UK.

–  Keep under review the adequacy and effectiveness of the internal financial controls.

–  Review the adequacy of Whistleblowing arrangements.

–  Monitor and review the effectiveness of the Internal Audit function.

–  Assess the performance of the External Auditors and oversight of their independence.

Board Remuneration Committee Chair’s report Read more on p54	Board Remuneration Committee

–  Consider, agree and recommend to the Board the principles and parameters of Santander UK’s remuneration and reward policies and frameworks.

–  Consider and approve specific remuneration packages for EDs and other senior management.

–  Oversee the implementation of remuneration policies, ensuring they promote sound and effective risk management.

–  Determine and oversee the remuneration governance framework.

–  Review and approve regulatory submissions in relation to remuneration.

Board Responsible Banking Committee

–  Oversee culture and operational risks relating to conduct, compliance, competition, financial crime and legal matters set within the Risk Appetites and Risk Framework.

–  Ensure adequate and effective control processes and policies for conduct and compliance risk, fair customer treatment and customer outcomes.

–  Oversee the reputation of Santander UK and how this impacts its brand and market positioning, and the Corporate and Social Responsibility Programme.

–  Monitor, challenge and support management in its efforts to evolve Santander UK’s conduct, culture and ethical standards through sustained effectiveness of Santander UK’s values and nine behaviours.

38	Santander UK Group Holdings plc

Board Nomination Committee Chair’s report

The Committee has overseen changes to the

Board and recommended the establishment

of the Board Responsible Banking Committee.

Overview of the year

The Committee oversaw a number of changes in the membership of the Board and Committees since last year’s report, with the departure of three Banco Santander nominated NEDs (Group NEDs) and the appointment of four new Directors, as set out in my statement on pages 2 and 3. The Committee also focused on reviewing the skills matrix of the Board to ensure that we had the right balance and breadth of skills and experience, changes to the membership of the Board Committees and succession planning both for the Board and senior management. The Committee met on three occasions during the year.

In 2017, the Committee recommended to the Board the establishment of the Board Responsible Banking Committee and the recommendation of its Terms of Reference, and consequent changes to the Board Risk Committee Terms of Reference. The purpose of the Board Responsible Banking Committee is to assist the Board in shaping the culture, reputation and customer propositions of Santander UK through overseeing and advising on conduct, people, community, brand and compliance issues.

Board and Committee membership

During the year, three of the Group NEDs, Peter Jackson, Bruce Carnegie-Brown and Manuel Soto, stepped down from the Board. I would like to thank them for their commitment and contribution to the Board during their tenure. The Committee has been actively engaged in the Board appointments process of identifying, assessing and recommending new members to the Board in alignment with the UK Group Framework principles (see page 62) and ensuring appropriate breadth and depth of skills and experience, and diversity. In replacing members who have stepped down, we took into consideration the overall Board composition in order to ensure that we had the right skill sets to meet our fiduciary duties.

In line with the process set out in the UK Group Framework, and following an assessment by the Committee as to suitability, the Committee recommended the appointments of Gerry Byrne and Lindsey Argalas to the Board as Group NEDs. Gerry Byrne brings a wealth of experience in the international banking sector most recently through his experience gained as Deputy Chairman and Chairman of the Supervisory

Board of Bank Zachodni WBK SA and prior to that through his experience at the AIB Group, both in Ireland and in Poland. Recognising the importance of the digital agenda in the bank’s strategy, Lindsey Argalas, as Banco Santander SA’s Chief Digital and Innovation Officer brings a depth of experience in digital technology and innovation and an important connectivity with Banco Santander’s innovation and digital strategy businesses.

In August 2017, Antonio Roman and Javier San Felix were appointed to the Board. As EDs, Antonio is our Chief Financial Officer and Javier our Deputy CEO and Head of Retail & Business Banking.

We streamlined the membership of the Committee, which previously had six members, to comprise in addition to myself as the Chair, the Senior Independent Director and the Banco Santander Group Executive Chairman as the Group NED representative on the Committee. This aligns with revisions to our UK Group Framework by reducing the required number of Group NEDs to one.

Responsibilities of the Committee Read more on p38 Committee membership, tenure and attendance Read more on p60

Santander UK Group Holdings plc	39

Annual Report 2017 on Form 20-F | Governance

Board Nomination Committee Chair’s report continued

We also reviewed other Committee memberships in order to provide efficient working and effective oversight and decided membership of the Board Responsible Banking Committee. This resulted in reducing the size and composition of the Board Audit and Board Remuneration Committee memberships as explained in the respective reports on pages 48 and 54, Scott Wheway becoming the Chair of the newly-established Board Responsible Banking Committee and stepping down as Chair of the Board Remuneration Committee, and Annemarie Durbin taking his place as the Chair.

All Committees are chaired by INEDs and have only INEDs as members, other than the Board Risk Committee and Board Nomination Committee. Following Manuel Soto’s retirement from the Board in December 2017, the Board Audit Committee is also comprised of INEDs only and this is our policy going forward. The membership of the Committees is set out on pages 60 and 61.

Evaluation of Board effectiveness

In 2016, we engaged an independent consultant, Ffion Hague of Independent Board Evaluation, to evaluate the effectiveness of the Board and its Committees. Following the comprehensive nature of the review in 2016, the Board on the recommendation of the Committee agreed to carry out an internal review in 2017 focused primarily on progress against the actions from the 2016 evaluation. The review concluded that the performance of the Board, its Committees, the Chair, and each of the Directors continues to be effective.

Skills and experience

The Committee continued to monitor NED skills, experience and time commitment through the year. This has informed the selection process during the recruitment of new NEDs and enabled us to assess their ongoing development and training needs.

A tailored plan has been developed for each of the new NEDs, including visits to corporate sites and branches, as appropriate to their experience, which are also well attended by existing NEDs. We have continued regular workshops for all NEDs to deepen and refresh our understanding of key business issues. For more information see page 37.

Diversity

Last year, we set an aspirational target of having 33% women on the Board by 2020. Following the appointment of Lindsey Argalas in January 2018, I am pleased that we achieved a ratio of 36%, ahead of target. We will continue to strive toward gender balance and broader diversity.

Santander UK has committed to gender targets for our senior female management population, and we have embedded these into our Executive Committee annual performance objectives. We will continue to ensure that gender and broader diversity remains front of mind in our succession planning.

Succession Planning

The Committee is responsible for overseeing the process of succession for Board Directors and is satisfied that a robust plan is in place to meet planned as well as emergency requirements. The Committee has also been working to ensure that a robust succession planning framework is in place for senior management and will continue to review the adequacy of our succession planning. As a very important part of the responsibility of all Directors, this is regularly discussed as part of the Board agenda.

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

The review of time commitment of the Directors showed that Directors are able to dedicate sufficient time to their commitments on the Board and Board Committees.

Priorities for 2018

Over the next year we will continue to work on talent and succession planning, in particular on senior management succession and NEDs’ continuing development.

40	Santander UK Group Holdings plc

Board Risk Committee Chair’s report

The Committee supports the Board in ensuring that

the business operates within agreed Risk Appetite

while taking account of emerging risks.

Overview of the year

The Committee considered a wide range of risks during 2017, from the perspective both of their potential impact on our business and on our customers. These risks included the execution of the ring-fencing programme as we approach the legislative deadline of January 2019; the macro-economic environment, particularly in the context of the ongoing uncertainty following the result of the UK referendum on EU membership in June 2016; the resilience of our systems to fraud, data and cyber risks; and financial crime risks.

We have also continued to receive regular updates on the single name credit exposures that are non-performing or on the Watchlist, including Carillion, and on matters such as stress testing; capital and liquidity; and pension risk appetite.

Following the establishment of the Board Responsible Banking Committee in July 2017, we agreed that certain risk types previously considered by the Board Risk Committee would in future be considered by that Committee. These include: financial crime; reputational risk; conduct and compliance; and risk culture.

The Board Risk Committee will, however, maintain a holistic view of Enterprise-Wide risks and, to help achieve this, there is appropriate cross-membership between the two committees.

Membership

The only change to the membership during the year was the departure of Bruce Carnegie-Brown with effect from 1 June 2017. Bruce made a valuable contribution to the Committee, both as a member and as a former Chair, and I would like to take this opportunity to thank him on behalf of the Committee.

Otherwise, the Committee has again benefited from a period of consistency as members’ familiarity with the matters considered by the Committee has continued to grow. I believe that the Committee retains an appropriate balance of skills and expertise to carry out its role effectively.

The Terms of Reference require the majority of the members to be Independent Non-Executive Directors. This criterion was met throughout the year.

Responsibilities of the Committee Read more on p38 Committee membership, tenure and attendance Read more on p60

Santander UK Group Holdings plc	41

Annual Report 2017 on Form 20-F | Governance

Board Risk Committee Chair’s report continued

Meeting our key responsibilities in 2017

How we addressed our key responsibilities relating to Risk Appetite and the Risk Framework, together with a representative selection of matters where we raised challenges and other related outcomes, as well as our work on stress testing and individually significant matters, is shown below. For information on our responsibilities relating to risk management and internal controls see page 47.

Significant areas of focus

Area of focus	Action taken by the Board Risk Committee	Outcome

Risk Appetite

–   Following the Annual Risk Appetite Review at the beginning of the year, we also reviewed some proposed amendments to Risk Appetite in June.

–   We monitored Pension Risk appetite metrics closely, in part due to the increase in the absolute size of the pension fund due to market movements. When considering possible changes, we noted that a strategic asset allocation and hedging programme were underway. We reviewed the pension risk appetite position again in detail in the second half of the year.

–   Whilst responsibility for oversight of financial crime risk transitioned to the Board Responsible Banking Committee in Q3 2017, the Board Risk Committee retains ultimate oversight. During the first half of 2017, we spent considerable time considering the financial crime transformation programme and financial crime risk appetite.

–   We recommended management’s proposed amendments to Risk Appetite to the Board for approval.

–   We noted in the second half of the year that equity hedging had been transacted by the Common Investment Fund Trustee which materially reduced the risk.

For more on Risk Appetite see page 76

Risk Framework

–   We received an update on the annual certification process in respect of compliance with management of risk within the Risk Framework.

–   We carried out our annual review of the Risk Framework and noted a number of changes, including the introduction of the Board Responsible Banking Committee; the separation from operational risk of legal risk and its creation as its own risk type.

–   We noted that the outcomes reflected what had been considered by the Committee during the year.

–   We noted that the Framework would be revisited in the coming months to consider what further changes might be necessary to reflect ring-fencing, and new regulatory guidelines. We recommended the Risk Framework to the Board for approval.

For more on Risk Framework see pages 69 to 75

Stress testing

–   As in previous years, in 2017 the Committee monitored the annual stress test exercise, and received updates throughout the process, including with respect to proposed enhancements following the 2016 exercise. We also considered the comparison of key metrics and results with prior years and questioned management on material drivers.

–   We also noted the context and results of the IFRS 9 stress test submitted to the Bank of England in September 2017 and considered the implications of the change in accounting standard for managing and monitoring credit, capital and model risk respectively.

–   We recommended the governance arrangements, process, controls and stress test results to the Board for approval and onward submission to the PRA.

–   We noted the need to be cognisant of the impact on capital of the adoption of IFRS 9 in the context of the stress tests.

For more on stress testing see page 77

Macroeconomic environment

–   We received an update on an internal stress scenario, centred on a material confidence shock to the UK economy. The results supported the conclusions of previous PRA stress tests which showed that Santander UK had a resilient capital position.

–   We considered, from a credit perspective, certain vulnerable industry sectors in the context of the changing macro-economic environment, and considered the effectiveness of early warning indicators in identifying deteriorating performance.

–   We requested management to inform the Committee further around the impact of stress scenarios for the medium term outlook for the UK, with a focus on the potential dislocation in the second half of 2019, including the development of possible scenarios.

–   We asked for assurance around the efficacy of monitoring, as well as the potential impact from the transfer of credit assets to the London branch of Banco Santander SA as part of the ring-fencing programme.

42	Santander UK Group Holdings plc

Area of focus	Action taken by the Board Risk Committee	Outcome

Ring-fencing

–   We received frequent updates on the ring-fencing programme both as part of the Enterprise-Wide Risk Management Reports and separately. The updates focused on the ring-fencing programme’s top risks and mitigating actions.

–   Following changes to the original ring-fencing model, we agreed to recommend that the Board approve management’s revised proposals.

–   We noted the confirmation from management that there was alignment between the views of the Company and the Independent Expert that the implementation of the Part VII Ring-Fence Transfer Scheme (RFTS) does not create any adverse effects to customers that are likely to be greater than reasonably necessary in order to achieve ring-fencing.

–   We also noted the reliance on completion of the Part VII FSMA process in time to effect the ring-fencing programme in accordance with the legislation.

– We continue to monitor developments relating to ring-fencing. For more on ring-fencing see page 23

Technology & Operations (T&O)

–   During the year, we received a number of updates on T&O’s risk management priorities and, at 31 January 2017, were advised that, following the completion of mitigation activity, all firm threatening risks have extensive control sets which ensures the likelihood of a major impact to the bank is low. However, cyber, in particular, continues to be subject to close monitoring.

–   Updates included a review of the fraud prevention and detection strategy including client communication strategies and staff training; cyber risk and progress in respect of the Cyber Security plan; the work of the Cyber Defence Alliance; and the implementation of a software package to control and reduce risk associated with end user computing. We noted that recruiting cyber defence resource remained challenging, and we agreed that management would look at this issue thoughtfully in an effort to reduce the dependency on third party expertise.

–   In respect of IT obsolescence, we noted the increasing risk profile and pace of IT change. We considered management’s assessment of high impact, high priority systems, together with a programmatic approach for prioritisation and risk mitigation.

–   We requested further updates on end user computing and third party risk management once these had been discussed by management.

–   We supported management’s plans for continued investment in fraud prevention and detection.

–   We challenged the scope of management’s assessment, which excluded third party technology risks, and the appropriateness of the risk-based methodology to allocate budget.

–   We requested management to consider proposals to refine the communication process with Board members in the event of larger scale, systemic cyber-attacks.

European Union

–   Following the result of the UK referendum on EU membership in June 2016, we continued to monitor the risks and potential impact to Santander UK of the negotiation of terms for the UK to leave the EU, and for future agreements covering trade in both goods and services.

–   We had early sight of Santander UK’s draft response to the PRA following the regulator’s request for firms to undertake appropriate contingency planning for the UK’s withdrawal from the EU. We expressed support for the sentiment set out in the draft letter, but considered that the dangers of continuing uncertainty should be expressed more strongly.

–   We received an update on the impact of the UK’s decision to leave the EU on the continuity of contracts, including with respect to derivatives, insurance policies, central counterparty clearing, and contracts pertaining to personal data and cross-border services.

–   We also considered an analysis outlining potential impacts from the outcome of the French Presidential election in respect of potential funding, liquidity, and credit risks.

–   We are monitoring closely political developments as they progress.

–   We noted the risks in respect of a lack of any legislative solutions, and requested that management continue to monitor the position closely and to develop contingency arrangements.

–   We agreed with management’s assessment and planning for potential tail risks.

Santander UK Group Holdings plc	43

Annual Report 2017 on Form 20-F | Governance

Board Risk Committee Chair’s report continued

Oversight and advice to the Board on Santander UK’s current risk exposure and future risk strategy

During 2017, we reviewed Santander UK’s exposure to the risks outlined below and analysed emerging themes, including regulatory, macro-economic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Action taken by the Board Risk Committee	Outcome

Pension risk

–   We challenged management with respect to the need to manage capital impact, principally through hedging of market risks, and the related impact on the overall performance of the pension fund in the context of the current funding target agreed with the Trustee.

–   We requested that management confirm whether, given the inflation hedging in place within the Santander (UK) Group Pension Scheme, there were scenarios where there would be significant exposure in a rising inflation scenario.

–   We considered the level of certain triggers proposed as part of the pension risk appetite and asked management to provide additional support.

–   We requested further detail of the individual elements of the pension risk appetite be submitted for consideration before the Committee was asked to approve the risk appetite in early 2018.

–   Management undertook analysis to assess the impact of four different inflation scenarios on the Pension Scheme’s forecast IAS 19 accounting position at the end of the forecast period in 2026. Following consideration, the Committee concurred that the exposure was manageable.

For more see page 136

See page 138 for a case study on our pension hedging strategy.

Financial Crime risk

–   In Q3 2017, oversight of financial crime risk transitioned to the Board Responsible Banking Committee. Prior to that, we received regular updates from both Line 1 and Line 2, as defined on page 74, on the mitigation of financial crime risks. We debated the challenges in relation to recruitment of experienced resource, systems limitations, and the pace of improvement, across the organisation, relative to risk appetite.

–   We noted the importance of coordination between HR and critical functions in the recruitment, training and retention of internal expertise and requested regular updates going forward to monitor progress.

–   We agreed that management would re-set its plans for addressing financial crime risk, including the establishment of a Financial Crime Steering Committee (supported by external consultants), to oversee progress in respect of the various financial crime initiatives. The CEO and CLRO jointly chair the Steering Committee.

44	Santander UK Group Holdings plc

Risk	Action taken by the Board Risk Committee	Outcome

Credit risk

–   We received updates on various corporate exposures, including to Carillion plc.

–   We challenged management as to whether appropriate management information (MI) was generated to enable them to review the development of significant credit risk exposures on a real time basis.

–   In the context of regular updates on Retail Credit risks, we also noted the Retail Risk Playbook tolerance framework, which set out the approach that the Risk function proposed to adopt to manage retail credit risks in the event that the economy deviated materially from forecast.

–   In addition to monitoring the increase in corporate non-performing loans in GCB, we considered management’s review into Corporate Banking Economic Headwinds across vulnerable sectors, including a detailed overview of exposure and credit performance, as well as the adequacy of dedicated restructuring and recovery resource.

–   We received an update on the Consumer (auto) finance risk profile.

–   We noted that exposures to each sector had been reviewed during 2017 and a series of reduction plans had been implemented. We were advised by management that these would now be revisited and consideration given to whether any further actions would be appropriate to de-risk the portfolio.

–   We were advised that information provided was suitable from a monitoring perspective, but the architecture of the existing systems posed challenges to fully utilising all available data, pending further investment in credit bureau and internal customer data.

–   We recognised the need to monitor model calibration based on potential changes to the underlying dynamics in the UK economy.

–   We supported management’s plans for exposure management across economically sensitive sectors, and preparations for a potential change in the credit cycle. We requested that counterparty risk ratings were updated more regularly.

–   We noted that management was reviewing its incident management processes to ensure that there could be a quick and effective reaction to idiosyncratic and industry events.

For more see pages 79 to 110

Market risk

–   We considered the annual traded market risk review and noted that market risk on the trading book continued to be low, with the main source of profit and loss volatility continuing to be valuation adjustments in relation to derivatives.

–   The three year Net Interest Margin (NIM) metric moved materially due to the increase in market rates in June. We noted that the three year NIM had previously been identified as a very sensitive metric.

–   We supported management’s ongoing plans to adopt systems and processes required to deliver traded risk stress analyses annually.

–   We agreed to recommend to the Board that the three year NIM should be operated as a trigger rather than as a limit, since an excess should not necessarily force immediate action, but rather prompt management to consider potential strategies.

For more see page 111

Liquidity risk

–   We considered the 2017 Internal Liquidity Adequacy Assessment Process (ILAAP) and noted the changes since the previous year. These included refreshing and enhancing the Liquidity Risk Appetite (LRA) and enhancing the control and governance around the business approach to, and assessment of, the LRA scenarios.

–   We noted the reduction in the LRA. This was due to the increased severity of the new stress scenarios, and therefore, going forward the LRA will become a more prudent measure of liquidity. We requested a more detailed review of the changes be scheduled for Q1 2018 to ensure that members of the Committee had appropriate oversight of the component parts of the LRA.

–   We agreed to recommend the 2017 ILAAP to the Board for approval, noting that a number of challenges raised during the meeting, but not critical prior to approval, would be addressed through on-going review.

For more see page 119

Santander UK Group Holdings plc	45

Annual Report 2017 on Form 20-F | Governance

Board Risk Committee Chair’s report continued

Risk	Action taken by the Board Risk Committee	Outcome

Capital risk

–   We considered, from a capital risk perspective, dividends payable on AT1 securities, and the ordinary dividends proposed to be paid by Santander UK Group Holdings plc and Santander UK plc.

–   We reviewed the Internal Capital Adequacy Assessment Process (ICAAP) and agreed to recommend it to the Board.

–   We recommended the payment of dividends to the Board for approval, and requested that, during 2018, management prepares potential actions and available options for managing headroom relative to key capital levels for the horizon of the Three Year business plan.

For more see page 130

Operational risk

–   We noted a number of adverse trends, including unavailability rates of ATMs and fraud relating to telephone banking, mitigated by the roll out of voice biometrics capability.

–   In respect of third party supplier risk, we noted that, while there were currently no trends that were causing concern, management added third party risk to the list of top risks, and was continuing to monitor each sector for any negative signs. We challenged management on the adequacy of resource around third party risk management capability.

–   With respect to horizon scanning, we considered key challenges such as the potential risk arising from the transition to Open Banking under PSDII.

–   We requested and received an update on the key risks and issues arising from, and being managed by, the General Data Protection Regulation (GDPR) Programme ahead of its introduction in May 2018.

–   We were advised that new metrics which had been introduced were flagging issues more effectively, and did not necessarily indicate a trend of decline.

–   We requested more information on the status and degree of reliance on obsolete systems in future updates, and noted that management actions to reduce obsolescence were progressing in accordance with plans to address the risk exposure.

–   We were advised that management did not consider there was sufficient resource for managing third party supplier risk, but that an adviser had been engaged to deliver analysis and the position would be considered further once the analysis had been completed. The review also would consider the target operating model for managing third party risk.

For more see page 142

Conduct and regulatory risk

–   We received an update on Conduct Risk Strategy Programme activity.

–   We noted the identification of a number of emerging issues and, whilst their identification was positive, we expressed concern over whether the systems and processes were sufficiently capable. We also stressed the need for simplification and prioritisation of areas of high risk. We discussed the confluence of conduct, operational issues and regulatory constraints.

–   We provided oversight in connection with review and enhancement of certain key processes, including in relation to probate and bereavement.

–   Following delegation of an action from the Board, we requested and received regular updates on the main risks faced by the MiFID II Programme, mitigating actions and contingency plans ahead of the effective date of 3 January 2018.

–   We noted the merging of the management of conduct risk and regulatory risk.

–   We noted that, whilst more work remained to be done, the degree and nature of the progress was appropriate.

–   We noted the importance of assessing performance in the content of management’s priorities, as well as industry wide challenges.

For more see page 139

For more on how we have been supporting vulnerable customers see page 141

Model risk

–   We noted the increased reliance being placed on models and the ongoing work within Santander UK to ensure effective management and control of models across the organisation. We noted that recruitment of sufficient resource with the necessary expertise was challenging.

–   We noted that from January 2018 all material models would be risk assessed at least every 14 months.

– We questioned the process to identify the universe of models and noted the introduction of specialist software by the Risk function for a range of applications.

46	Santander UK Group Holdings plc

During the year, we also considered a number of other areas of risk, including reputational risk; strategic risk; regulatory risk; and legal risk.

Effectiveness of risk management system and internal controls

During the year, we continued to receive updates on the completion by all business units of their Risk and Control Self Assessments (RCSA). Following the latest half-yearly assessment, we were advised that no additional major risks were identified. The highest individual residual risk exposures each had an executive owner and remediation plans, and the RCSA will be used and updated by the business on a regular basis.

We also received regular reports on the implementation of key risk control programmes during the course of the year, including the model risk framework. We noted that budget allocations aligned with the CRO’s views on appropriate resourcing for the Risk function.

We also noted the introduction of Principal Operational Risk Dashboards (PORD) by the organisation to assess across a range of operational risks by high level Principal Operational Risk Categories. This is influenced by the underlying Risk MI, and overlaid with senior management judgement, to identify business-wide thematic trends.

Change Programme

The scale, scope and critical nature of the various change initiatives undertaken by Santander UK to meet regulatory and other requirements continued to pose significant risk. We received updates on actions being taken to mitigate change risk and noted that a significant proportion of total expenditure continued to relate to regulatory and compliance projects. We also noted the ongoing efforts to increase permanent in-house project management skills and noted that the development of an agile work environment was enhancing the organisation’s capacity to adapt.

Six months on from the previous update to the Committee, we requested an update from an external consultant on the progress of the work undertaken by the business in respect of the controls and strategic operating model of our Global Corporate Banking business segment. We were advised that material progress had been made and the remaining observations from the original report could be managed on a business as usual basis. We also noted the need for the organisation to continue to develop to meet evolving new challenges.

Effectiveness of the Committee

As referenced above, the Committee membership has only seen one change during the year. I believe that the Committee has an appropriate mix of skills to enable it to operate effectively and to offer appropriate challenge and support to management.

We reviewed the Committee’s responsibilities as set out in the Terms of Reference and confirmed that the Committee had discharged its responsibilities in full in 2017.

Full terms of reference can be found on our website at www.santander.co.uk and a summary is given on page 38.

We receive regular reports on enterprise wide risk and we have called risk owners to our meetings to account for their progress. Where appropriate, we have also called upon the resources of leading external organisations to provide confirmation of progress in respect of change initiatives.

These actions are examples of how we have looked to inform our debate and decision-making during the course of the year and contribute to our effectiveness as a Committee.

Priorities for 2018

As we move closer to the implementation of ring-fencing and the UK’s departure from the EU, we will consider capital stress testing following the adoption of IFRS 9, and regularly assess our capital adequacy relative to internal and regulatory benchmarks.

Credit risk, both retail and corporate and commercial, will remain central to our business and sensitive to changing economic conditions, and will be the focus of our continued attention.

Cyber risk will continue to be a priority. We will monitor the outcomes of the technology architecture review and especially the appropriate adoption of cloud services, ongoing data architecture review and increasing use of Application Program Interfaces (APIs) and micro-services. This major change will bring new technologies into play and is essential for our strategy and customer outcomes, but presents new operational risks.

We also expect to monitor key structural risks, banking market and pension risk, in accordance with the development of interest rates and the overall macro-economic environment.

Santander UK Group Holdings plc	47

Annual Report 2017 on Form 20-F | Governance

Board Audit Committee Chair’s report

Our responsibilities include oversight of the integrity of

financial reporting and controls, the effectiveness of our

internal audit function, the relationship with the external

auditors and the adequacy of our whistleblowing arrangements.

Overview of the year

During 2017, the principal activities of the Committee included:

–	Assessing the appropriateness of key management judgements, including the consideration of the exposure to PPI in the context of the publication of the FCA’s final rules and guidance and the FCA’s advertising campaign on PPI, as well as a review of the corporate credit provisioning, including our exposure to Carillion plc.
–	Overseeing the IFRS 9 planning and its transitional impact.

–	Providing oversight on the effectiveness of financial reporting and controls.
–	Overseeing the performance of the Internal Audit function, reinforcing accountability amongst management for addressing Internal Audit recommendations, assuming lead responsibility for objective setting and performance evaluation of the Head of Internal Audit and supporting an increase in Internal Audit resources.
–	Continued development and oversight of interaction with our External Auditors.
–	Continued improvement of interaction between the Committee and the Banco Santander Audit Committee (the Audit Committee of our parent company), including participation in the Santander Chairs of Audit Committee Meeting, and
–	Overseeing Santander UK’s whistleblowing arrangements, including an increase in specialist whistleblowing resources and further enhancements in accordance with the FCA’s whistleblowing rules.

We also addressed other responsibilities delegated to the Committee by the Board.

Membership

Following a regular review of the size and composition of the Board and its committees, Scott Wheway and Annemarie Durbin stepped down from the Committee on 30 June 2017. Manuel Soto resigned from the Board and Committee on 15 December 2017. Manuel made a valuable contribution to the Committee during his tenure and I would like to take this opportunity to thank him on behalf of the Committee.

In respect of the Revised Statutory Audit Directive, the Board satisfied itself that at least one member of the Committee had competence in accounting and auditing, and the members of the Committee as a whole had competence in the banking sector, in which we are operating.

At 31 December 2017, all four members of the Committee were Independent Non-Executive Directors.

The Committee met the necessary requirements of independence throughout the year, in accordance with the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934.

Responsibilities of the Committee Read more on p38 Committee membership, tenure and attendance Read more on p60

48	Santander UK Group Holdings plc

Significant financial reporting issues and judgements

The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. In 2017, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

Conduct provisions

The provision for conduct remediation activities for PPI and other products continues to be highly judgemental and requires significant assumptions including claim volumes, uphold rates and redress costs.

–   Continued to scrutinise the level and adequacy of conduct remediation provisions and challenged the reasonableness of management’s assumptions throughout the year.

–   In respect of PPI, the Committee:

– Reviewed the judgements and estimates in respect of the provision considering management’s assumptions in relation to changes in claim volumes, uphold rates and average cost of redress. This was in the context of key developments in the year, including:

– The FCA’s publication in March 2017 of final rules and guidelines in respect of PPI complaints. This provided further clarification on the application of the Supreme Court judgement in Plevin v Paragon Personal Finance Limited, and extended the consumer complaint deadline to August 2019.

– The completion of a review of claims handling procedures in Q2 2017 by management in relation to a specific PPI portfolio.

– The FCA’s first advertising campaign on PPI.

– Benchmarked PPI provisioning disclosures in light of those adopted by peers.

– Reviewed updates to the provisioning model in light of increased PPI enquiries and complaint inflow levels driven by the media advertising campaign and proactive mailings to customers potentially eligible to make a further complaint.

– Reviewed the appropriateness of provision releases pertaining to a specific PPI portfolio review.

–   In respect of other products, the Committee evaluated management’s judgements and estimates in respect of additional provisions relating to the sale of interest rate derivatives, regarding the regulatory classification of certain customers eligible for redress.

–   Requested and received from management benchmarking analysis against other banks on the level of PPI disclosures, to satisfy ourselves on the adequacy of Santander UK’s disclosures.

–   Requested and received from management details of the enquiries received through all channels, including social media, following the launch of the FCA’s advertising campaign on PPI, and conversion of those enquiries into complaints.

–   Endorsed management’s recommendation that an additional net charge of £109m in the year should be made for PPI.

–   Agreed with management’s judgement on the level of conduct remediation provisions, including PPI and other products.

–   We will continue to monitor the provisioning levels in light of any changes to claims volumes, inflows and average redress costs.

See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements.

For more, see Note 27 to the Consolidated Financial Statements.

Credit provisions – corporate Determining the appropriateness of corporate credit provisions is highly judgemental, requiring management to make a number of assumptions.

–   Reviewed detailed reports from management on credit provisions relating to corporate lending portfolios throughout the year to satisfy ourselves that any impairment triggers had been correctly identified.

–   Considered reports on specific cases in the construction sector, including Carillion plc, as well as a review of the rest of the construction portfolio to identify other cases that could potentially be at risk.

–   Discussed other exposures and satisfied ourselves that there had been no impairment triggers during the year that warranted any significant adjustment to provision levels.

–   Agreed with management’s judgement on the level of corporate credit provisions, concluding that provisions remain robust and assumptions were appropriate.

–   We will continue to monitor closely corporate credit provisions.

See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements.

For more, see Note 15 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	49

Annual Report 2017 on Form 20-F | Governance

Board Audit Committee Chair’s report continued

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

Credit provisions –

retail

Determining the appropriateness of retail credit provisions, especially those relating to the mortgage portfolio, remains one of the most significant areas of management judgement.

–   Reviewed detailed reports from management throughout the year analysing the proposed provisions.

–   Considered proposals on refinements to the assumptions underpinning the mortgage provision models and the impacts on the level of provisions required.

–   Agreed with management’s judgement on the level of retail credit provisions, concluding that provisions remain robust and assumptions were appropriate.

–   Endorsed management’s recommendation to make a provision release in relation to unsecured write-offs as a result of an enhancement of the methodology.

–   We will continue to monitor retail credit provisions.

See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements.

For more, see Note 15 to the Consolidated Financial Statements.

Implementation of IFRS 9

Ensuring the appropriate application of IFRS 9 is a significant area of management judgement given its technical complexity, the number of key decisions and judgements needed, and their potential impact on transition.

–   Monitored the implementation of IFRS 9 throughout the year, reviewed key management decisions and challenged the most significant assumptions.

–   Reviewed key decisions and judgements and their impacts, considering sensitivity analysis to the different options presented. We placed special focus on post model adjustments, the criteria to trigger a ‘significant increase in credit risk’ and the internal governance around forward-looking macroeconomic scenarios and weights, as well as the approach to setting them.

–   Reviewed the results from parallel runs, including variances to IAS 39 numbers.

–   Challenged management’s implementation strategy and plan, including models and their level of sophistication, data requirements and IT infrastructure.

–   Reviewed changes to processes, internal controls and governance to ensure they are appropriate for use.

–   Reviewed the proposed approach to year-end disclosures and publication of transitional impacts.

–   Requested and received two deep-dive sessions on key decisions and judgements as well as quarterly updates on their impact and progress on implementation.

–   Agreed with management’s key decisions and judgements and noted the results from parallel runs.

–   Endorsed the implementation strategy and plan.

–   Endorsed the proposed year-end disclosures and content of the transitional document.

–   We will continue to monitor closely how adoption of the new standard is embedded in internal governance and business processes.

–   We will monitor the PRA’s expected credit loss (ECL) consistency agenda, including the output of the Taskforce on Disclosures about ECL and, in particular, recommendations around the disclosure of ECL measurement uncertainty and sensitivity which are expected to develop during 2018.

See ‘Accounting policies – future accounting developments’ in Note 1 to the Consolidated Financial Statements.

For more, see ‘Regulatory developments’ on page 15.

Pension obligations

Significant management judgement is required on financial and demographic assumptions such as mortality, discount rates, inflation rates and pension increases.

Actuaries are engaged to help assess pension obligations because of the complex nature of the calculations, but outcomes remain inherently uncertain.

–   Reviewed detailed reports throughout the year on the key assumptions underlying the defined benefit pension obligation calculations. We noted that the calculations continue to be prepared with the assistance of actuarial advisers and when assessing our pension obligations recognised that, although some of the assumptions were based on observable data, there remained others that require significant management judgement.

–   Debated changes in methodology to derive the inflation risk premium to better reflect management’s view of inflation expectations, and updated mortality rate assumptions appropriate for the Scheme mortality experience and latest data.

–   Noted that no changes were proposed in respect of the discount rate assumption methodology.

–   Noted that the revised inputs and related models had been subject to our pensions governance framework.

–   Noted the appointment of new actuarial experts.

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

See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements.

For more, see Note 28 to the Consolidated Financial Statements.

50	Santander UK Group Holdings plc

The Committee’s focus continues to be on areas of significant judgement, being those which pose the greatest risk of a material misstatement to the financial statements. In addition to the areas of significant judgement set out in the table on the preceding pages, the Committee also considers other higher risk items. During the 2017 year end process, these included the identification and assessment of risks of material misstatement due to fraud or error, the change in accounting policy for common control transactions, impairment of intangible assets, and disclosures related to operations which are currently expected to be transferred out of the Santander UK group as part of ring-fencing, subject to regulatory approval. We have also received regular reports on any material litigation cases and their progress, as part of our consideration of provisions and contingent liabilities.

External Auditors

Following their appointment in 2016 as a result of the re-tendering of the global external audit, the Committee continued to develop and oversee the interaction with PwC, with Jon Holloway in his second year as the audit partner, after the global re-tender. The independence of PwC was considered and monitored throughout the year.

Oversight of the relationship with our External Auditors

As part of our review of our relationship with our External Auditors, PwC, our activities included:

–	Consideration of their work and opinion relating to management judgements;
–	Review of the summary of misstatements not corrected by management; the Committee was satisfied that they were not quantitatively or qualitatively material, both individually and in the aggregate;
–	Discussion regarding the level of disclosure in the Annual Report and Half Yearly Financial Report to satisfy ourselves that it is appropriate;
–	Discussion of developments in financial reporting including changes to accounting standards, statute and best practice;
–	A review of reports received from PwC on findings and recommendations on internal control and financial reporting matters identified during the course of their audit and their view of management’s progress in resolving them; and

–	Interactions, including meetings in private session during each Committee meeting, and at other times throughout the year.

Based on the above inputs, which were captured in a formalised assessment, the Committee satisfied itself as to the rigour and quality of PwC’s audit process. The Committee also reviewed the latest results of the FRC’s quality inspections and our auditors’ response to the FRC’s challenge on the general quality of banking audits.

Non-audit fees

We have a policy on non-audit services provided by our External Auditors, which was updated in 2016 in the context of the Revised Ethical Standard issued by the FRC on auditor independence requirements resulting from the new European Audit Regulation and Directive.

Non-audit services were under continuous review throughout 2017 to determine whether they were permitted by reference to their nature, assessing potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees.

All individual assignments require advance approval, either by the Chair (or in his absence his delegate), under delegated authority for amounts under £250,000 plus VAT or, if larger, by the full Committee. This process is in addition to the requirement for all non-audit fees to be approved by the Banco Santander Audit Committee.

The fees for non-audit work performed by PwC during the year, other than audit-related assurance services, primarily comprised services performed in respect of the GCB remediation programme of £0.4m. We ensured that this met both the external and internal tests for maintaining their independence, including evidence of their professional scepticism.

We also monitored:

–	The non-audit fees and independence of Deloitte LLP, our auditors for the 2015 year-end process, until they achieved independence. This was confirmed with effect from 5 May 2017 and thus proposed engagements up until that date remained subject to approval prior to appointment; and

–	Other fees in respect of work performed by Ernst & Young, in their role as our appointed Independent Expert in relation to the ring-fencing requirements.

Internal control

The Board Risk Committee has overall responsibility for the effectiveness of the internal control systems. However, due to the nature of internal control matters, there is a natural overlap in responsibilities with those of this Committee. We recognise that a robust framework of internal control is essential for a complex and changing business environment.

We have a comprehensive internal control framework in place and during the course of the year, we received and considered regular reports regarding the operation of, and continued enhancement to this framework. This comprised reports from Internal Audit and the External Auditors as well as the related plans and actions taken by management to successfully remediate control recommendations raised in those reports, including addressing IT user access control weaknesses. Finance has provided regular updates to this Committee on internal control over financial reporting (ICFR).

Internal control over financial reporting

Section 404 of the Sarbanes-Oxley Act requires management to report on the design and effectiveness of its ICFR framework. Further enhancements have been introduced to the ICFR framework, in order to better align to Public Company Accounting Oversight Board (PCAOB) standards. Work is also progressing to further embed the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework following its adoption in December 2014.

We considered the financial control environment during the year. The Committee received regular reports on ICFR, including key systems, and provided feedback on remediation and overall improvements required to ensure that the relevant controls were appropriately designed and operating effectively. This included special focus on management actions aimed at addressing control deficiencies identified through the assessment of the effectiveness of the ICFR framework.

Santander UK Group Holdings plc	51

Annual Report 2017 on Form 20-F | Governance

Board Audit Committee Chair’s report continued

Disclosure in the Annual Report

We received regular reports from the Disclosure Committee, a senior executive committee chaired by the Chief Financial Officer. Its remit is to advise the Committee on the completeness and accuracy of disclosures made by Santander UK in its external reporting. This, together with other reports received during the year, and a review of best practice and the approach of our peers, enabled us to conclude that we were satisfied with the level of disclosure made in this 2017 Annual Report.

Management also engaged the Board and Committee early on the approach to the report which enabled them to provide input into the overall tone and messaging in a timely manner.

The Committee also reviewed and approved streamlined disclosures in the Quarterly Management Statements and Investor Updates following a benchmarking exercise to bring our disclosures more in line with our peers and to highlight areas of market interest, such as Consumer Finance and Commercial Real Estate. The disclosures in these areas have also been enhanced in the Annual Report.

Fair, balanced and understandable

The Disclosure Committee also reports on whether the Annual Report is fair, balanced, and understandable and whether it provides the information necessary for readers to assess Santander UK’s position and performance, business model and strategy.

In this context, the Disclosure Committee considered and advised us whether:

–	Key messages remained consistent throughout the document, relating both to financial performance and progress against strategic objectives;
–	All key judgements, significant risks and issues are reported and explained clearly and adequately; and
–	There is a clear framework to the document with good signposting and a complete picture of performance and events.

We have worked to further improve our external reporting to align more closely with our peers. We have also had due regard to best practice, our relationship with our ultimate parent company, and the requirements of our debt and capital investors.

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

Following our assessment we concluded that the 2017 Annual Report is fair, balanced and understandable.

Financial Reporting Council (FRC) Annual Review of Corporate Reporting 2016/2017

In October 2017, the FRC issued a report entitled ‘Annual Review of Corporate Reporting 2016/2017’ which sets out its assessment of corporate reporting in the UK based on outreach and evidence from the FRC’s monitoring work and thematic reviews. The report outlines the characteristics of corporate reporting which the FRC believe make for a good annual report, beyond basic compliance with laws and accounting standards.

As part of our oversight of this area, we received and reviewed a report from management on its work in respect of the areas of interest to the FRC. We are satisfied that management adhered to the characteristics identified by the FRC in the preparation of this Annual Report to the extent appropriate to our ownership structure.

Alternative Performance Measures (APMs)

This Annual Report includes two financial measures which are not accounting measures within the scope of IFRS. These are:

–	Return on Tangible Equity (RoTE), and
–	Adjusted profit before tax.

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

We are satisfied that the APMs provide useful information to investors, and that management has clearly identified the APMs presented in this Annual Report and reconciled them to the nearest comparable IFRS measures.

Going Concern

We satisfied ourselves that it is appropriate to use the going concern basis of accounting in preparing the financial statements, supported by a detailed analysis provided to the Committee by senior finance management.

As part of the assessment, we considered whether there are sufficient financial resources, including liquidity and capital, available to continue the operations of Santander UK. We considered Santander UK’s resilience in the face of potential stress and prominent events. In making our assessment, we took into account all information of which we were aware about the future, which was at least, but not limited to, 12 months from the date that the balance sheet was signed.

52	Santander UK Group Holdings plc

Internal Audit

The Internal Audit plan, based on a comprehensive risk assessment, was presented in draft and then final form for challenge and approval by the Committee. The plan has been updated at regular intervals throughout the year, in response to changes in the business and the regulatory environment, and at the request of the Committee.

A recalibration of audit ratings was overseen by the Committee in 2016 to ensure that the full rating scale was applied more consistently and to highlight areas that require immediate attention. This has resulted in an increase in unsatisfactory audit reports being issued. These reports are subject to additional scrutiny by the Committee with the relevant business areas being required to present their action plans to the Committee.

The Committee also chose to invite key members of management with any past due recommendations to present on progress with the implementation of Internal Audit’s recommendations, issues encountered with closing them, key milestones and key dependencies including those relating to Banco Santander.

We received regular reports on audit recommendations from our Head of Internal Audit (Quarterly Internal Audit Reports) and monitored findings as part of our oversight. We considered the aggregate number of recommendations, the rationale for any recommendations becoming overdue, and broader root cause analyses. The Committee also requested that the Head of Internal Audit highlight recommendations becoming due.

The Committee continued to review the remainder of conclusions and recommendations of an external Quality Assurance assessment of a sample of internal audits that had been completed during the second half of 2016 at the request of the Committee. Structured feedback was obtained directly from those who had been audited, which was supplemented by periodic external reviews.

We considered the recommendations made as part of our continuous improvement programme, and supported the further strengthening of the Internal Audit resource base.

A strong engagement between the Internal Audit function and the business during 2017 was noted.

The Chartered Institute of Internal Auditors published in 2017 an updated Guidance on Effective Internal Audit in Financial Services – Second Edition (the Code), and a self-assessment exercise was performed by the Head of Internal Audit against the expectations of the revised code and concluded that the function is generally compliant with the Code. Whilst there were no material gaps, improvement opportunities were identified, which have been included in the function’s Continuous Improvement Plan.

We also assumed lead responsibility for and oversaw the objective setting and performance evaluation of the Head of Internal Audit.

Whistleblowing

The Committee received biannual reports on Santander UK’s whistleblowing activities. The reporting includes oversight of progress reports and outcomes, as well as root cause analysis and information on identifiable trends, hot spots and any observable risks. The reporting also covers developments in the regulatory environment and activities to promote enhancements to Santander UK’s whistleblowing arrangements. The Committee is satisfied that Santander UK has complied with the FCA and PRA regulations on whistleblowing during the year.

The Committee considers that the Whistleblowing Policy and training, both enhanced during 2017, play a key role in supporting our culture and behaviours at all levels in the business. Santander UK has, as part of the continuous process of improving its whistleblowing arrangements, recruited two new full time members of staff to the Central Whistleblowing Team. Both staff members have whistleblowing and investigations experience across a range of industries. These appointments are considered a positive step in the right direction as well as demonstrating the ambition of Santander UK in developing and enhancing its whistleblowing arrangements. The Committee also sees the annual report on whistleblowing which the Board receives and considers.

During the year, I continued to act as the Whistleblowers’ Champion. The purpose of this role is to oversee the integrity, independence and effectiveness of the policies and procedures in this area including ensuring procedures are in place to prevent victimisation of those employees who have raised a whistleblowing concern.

I continued to work closely with management, receiving monthly updates on key areas of whistleblowing activity including trends, communications, awareness, training and testing. I supported management’s continuing education and awareness campaign for whistleblowing by recording personal messages for inclusion in the all staff and manager videos.

Effectiveness

The Board has determined that I have the necessary qualifications and skills to qualify as a Board Audit Committee financial expert as defined in Item 16A of Form 20-F and by reference to the NYSE listing standards, based on my professional background as a former senior audit partner at PwC.

In my capacity as Committee Chair, I meet with key members of the management team and the External Auditor in advance of each Committee meeting. I ensure that the Committee meets with management, the Internal Auditors and the External Auditors in private sessions. I also attend meetings with the PRA, the FCA, the FRC and UK Finance, both on an individual basis and together with the Chairs of audit committees of other major UK banks and other financial institutions.

In line with the Committee’s forward-looking agenda and the Board programme, the Committee will continue to meet eight times a year.

Planned activities for 2018

The specific areas of focus for the Committee for 2018 will be the continuous monitoring and reviewing of the implementation of IFRS 9, the level and adequacy of conduct remediation and corporate credit provisions, the financial control and reporting implications of any change in the economy, and ring-fencing.

Santander UK Group Holdings plc	53

Annual Report 2017 on Form 20-F | Governance

Board Remuneration Committee Chair’s report

The Committee reviews remuneration

policies and their implementation for

the long-term sustainability of Santander UK.

Chair’s Welcome

I am pleased to present the 2017 Directors’ Remuneration Report. This is comprised of:

–	My report as Chair of the Committee;
–	The Remuneration report which summarises our remuneration policies; and
–	The Remuneration implementation report, which shows how these policies have been applied during 2017.

Overview of the year

I succeeded Scott Wheway as Committee Chair in July 2017. Scott stepped down to become Chair of the Responsible Banking Committee whilst remaining a member of this Committee. Prior to my appointment as Committee Chair, I served as a Committee member for eighteen months and have been a member of other remuneration committees for over five years. In my time as a member, I observed how Scott presided over the Committee, driving high standards in remuneration governance. I would like to thank Scott for his contribution and I value his continued his Committee membership.

In 2017 we continued to build, strengthen and improve upon the solid foundations established in previous years.

We maintained our focus on ensuring that our remuneration policy and outcomes were aligned with and supported Santander UK’s strategic objectives, to drive the Company’s long-term success and promote sound and effective risk management.

We enhanced our approach to Material Risk Takers (MRT) identification and the increased governance and controls over risk adjustment both at the Company level and for individuals.

We spent considerable time as a Committee reviewing our Regulated Remuneration Governance Framework. This provides the over-arching framework for remuneration policies, standards and decisions. We satisfied ourselves that this meets all regulatory requirements and remains fit for purpose.

The Committee annually approves the operation of all our variable reward schemes for our customer facing colleagues. This ensures that all of our incentive plans reward appropriate conduct and do not reward behaviours that could lead to unnecessary risk taking.

We approved the remuneration packages for a number of key MRT appointments including reviewing the packages of the two new Executive Directors to the Board.

Underlying our approach to remuneration is the Company’s aspiration to be Simple, Personal and Fair in all that we do. We therefore focus on delivering a reward framework that is as simple to understand, tailored to individual roles and is competitive to attract, retain and motivate employees of the highest calibre.

Whilst encouraging a high performance culture, we also focus on employees displaying conduct and behaviours aligned to Santander UK’s stated strategic objectives, culture and values, The Santander Way.

A significant proportion of our performance-related pay is deferred over the long-term and remains ‘at risk’. Provisions within our Regulated Remuneration Governance Framework allow Santander UK to reduce or cancel variable pay awards for up to ten years and seven years after they are awarded for Senior Management Functions (SMFs) and MRTs respectively.

The following pages explain how our existing remuneration policy was implemented for 2017 and our priorities for 2018.

Responsibilities of the Committee Read more on p38 Committee membership, tenure and attendance Read more on p60

54	Santander UK Group Holdings plc

2017 Business Performance and Impact on Remuneration

Our management team has delivered a solid business performance this year and during 2017, Santander UK continued to deliver on its mission to provide a long-term, sustainable return for our shareholders while helping people and businesses prosper. Profit before tax was £1,814m, down from £1,914m in 2016. Our 2017 financial results were impacted by a credit impairment charge for Carillion plc, which offset otherwise good profit growth. Customer satisfaction has improved in the last three years to 63%. This has been a year of solid business performance and payments under our single variable pay plan reflect that. Details of the payments to Executive Directors are set out in the Remuneration Implementation Report on page 58.

Key activities in 2017

The Committee’s activities in 2017 included:

–	Receiving reports on cultural change and challenging management to ensure that performance management outcomes and incentives and were directly linked to the Santander values and positive behaviours. Time spent on culture reduced as a result of such matters transferring to the Responsible Banking Committee.
–	Overseeing enhancement of our governance in respect of ex-ante and ex-post risk adjustment through the establishment of the Individual Accountability Committee (IAC). This management committee oversees the various business accountability forums (BAFs) that investigate, and make recommendations on, individual accountability. The IAC provides the Remuneration Committee with regular updates and recommendations for adjustments to variable remuneration based on individual accountability.

–	Enhancing our framework for identifying MRTs.
–	Refreshing the variable remuneration risk adjustment process, and applying this to the aggregate bonus pool for MRTs.
–	Proactively engaging with the PRA and FCA.
–	Considering, and, where relevant, approving various remuneration-related regulatory submissions in relation to Pillar III disclosures, MiFID II and the Remuneration Code.
–	Approval of a new forward-looking pensions strategy, to ensure that the employee value proposition with respect to pensions is appropriately aligned to our objectives and competitive to attract, retain and motivate employees of the highest calibre.
–	Reviewing and approving revisions to the Regulated Remuneration Governance Framework, which sets out the framework for remuneration policies, standards and decisions. This included updates covering buy-outs, termination payments and incentive plans.
–	Considering the content and outcomes of the 2017 Gender Pay Gap report.
–	Receiving updates from our advisors on proposed changes to the UK Corporate Governance Code as they pertain to remuneration as well as other regulatory developments during the year.
–	Approving the remuneration packages for a number of key MRT appointments.
–	Approving of the variable reward schemes for our customer facing colleagues.

Membership

During the year the composition of the Board Committees was reviewed following the establishment of the Responsible Banking Committee. The membership of the Committee was reduced from six to four. All four members of the Committee including the Committee Chair are Independent Non-Executive Directors (INEDs).

Remuneration Committee meetings are regularly attended by the Board Chair, Chief Executive Officer, HR Director, Reward Director, Company Secretary, Chief Risk Officer, Chief Legal and Regulatory Officer and Deloitte LLP, as appointed independent Remuneration Committee advisors. The Committee satisfied itself that Deloitte do not have connections with the Company that may impair their independence.

Effectiveness of the Committee

In accordance with good governance, the Committee’s effectiveness was considered as part of the overall review of the progress made on the actions arising from the evaluation of Board effectiveness. I believe that the Committee retains an appropriate balance of skills and expertise to carry out its role effectively.

Terms of reference

The terms of reference were reviewed and revised to reflect changes that had taken place in the year to membership as well as with respect to the IAC and BAFs. In addition, we clarified the delegated authority of the Committee Chair between meetings.

Full terms of reference are available at www.santander.co.uk

Priorities for 2018

In 2018, we will:

–	Undertake a market review of the Company’s reward package to ensure that our remuneration arrangements continue to support our business transformation. We will continue to review the balanced scorecard of quantifiable measures focusing on the people and communities metrics.
–	Continue to focus on driving the right culture and behaviours balancing the needs of our people, customers, communities and shareholders.
–	Review the end-to-end performance management process for MRTs.
–	Oversee the alignment of remuneration practices for the expanded workforce following integration of certain Banco Santander group subsidiaries into the Santander UK perimeter.
–	Focus on the remuneration implications of the ongoing transformation agenda to achieve the strategic objectives we have set for the three years from 2017 to 2020.
–	Continue to monitor gender pay reporting analysis. The Committee is cognisant of addressing any gender profile imbalances within the organisation and this is at the centre of the approach to address any gender pay gap. See page 24 for more information.
–	Continue to monitor changes to the UK Corporate Governance Code and ensure that our remuneration structures and governance remain appropriate for our ownership structure.

Santander UK Group Holdings plc	55

Annual Report 2017 on Form 20-F | Governance

Remuneration report and remuneration policies

Basis of preparation

The Committee presents this report on behalf of the Board. We follow UK corporate governance regulations, guidelines and codes to the extent they are appropriate to our ownership structure. Accordingly, a number of voluntary disclosures relating to remuneration have been presented in this report.

Executive remuneration policies and principles

Our core values of Simple, Personal and Fair drive our remuneration policy which is designed with the long-term success of the business in mind, to deliver our business strategy and reinforce our values. We apply a consistent approach to the reward of all our employees which upholds our prudent approach to Risk Appetite which is set as part of a Santander UK-wide Risk Management Framework.

The structure of our variable pay plan for our Executive Directors ensures that there is a clear link between the Company’s strategy and remuneration. Awards under the variable pay plan are based on a balanced scorecard of quantitative and qualitative metrics which are aligned to the Santander Compass. The Compass sets out the Company’s KPIs across four quadrants covering each of the main stakeholder groups; Customers, Shareholders, Communities and People. The Compass ensures that our day-to-day activities align with the overarching strategy of the bank and helps us to measure progress towards our strategic priorities and our aim of being the best bank.

The allocation of awards under the variable pay plan takes into account an assessment of the Executive Director’s performance against a performance management framework set at the start of the year covering a range of financial, non-financial, quantitative and qualitative criteria.

Forward-looking remuneration policies for Executive Directors

Our forward looking remuneration policies are outlined in the table below.

Our remuneration is structured into two main elements: fixed pay and our variable pay plan.

Our aim is to set fixed pay at market competitive levels appropriate for the role. The level of fixed pay aims to be sufficient so that inappropriate risk taking is not encouraged.

Executive Directors’ remuneration structure

Fixed Pay

	Principle and description	Policy

Base salary

–   Reviewed annually to ensure market competitive pay appropriate for the role.

–   Set at an appropriate level so that inappropriate risk taking is not encouraged.

–   Reflects the complexity of each role and the responsibilities and experience of each individual.

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

–   Includes private medical insurance for Executive Directors and their dependants, life assurance, health screening, relocation allowances and expatriate allowances where relevant.

–   Access to the Company’s all-employee share schemes on the same terms as all UK employees.

Variable Pay

	Principle and description	Policy

Variable pay plan

–   To motivate Executive Directors to achieve and exceed annual financial and strategic targets within the Company’s Risk Appetite and in alignment with our business strategy and Company values.

–   Multi-year deferral, further performance testing and delivery in Banco Santander SA shares aligns Executive Directors’ interests to the long-term interest of the Company and the Group.

–   Deferral of part of the award is applied in accordance with the requirements of the Remuneration Code.

–   Awards are discretionary and determined by reference to performance against a scorecard of financial and strategic goals.

–   40% of the bonus awarded is paid upfront in the year following the performance year (year one), delivered half in cash and half in shares.

–   60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered half in cash and half in shares.

–   The final three tranches of the award are paid subject to further performance testing, which may reduce the level of deferred payout.

–   Share-based awards are subject to a minimum twelve month retention period following the relevant vesting date.

–   Malus and clawback provisions apply to all elements of variable pay up to ten years following the grant of an award.

56	Santander UK Group Holdings plc

Our variable pay plan rewards financial and non-financial performance over the year with additional long-term metrics applied to the deferred element which can reduce, but not increase, the deferred award.

Our remuneration structures, which incorporate significant long-term deferral, align the interests of Executive Directors with shareholders and encourage the building of a long-term shareholding in Banco Santander SA.

Our remuneration policy continues to meet regulatory requirements. Santander UK applies a 2:1 variable to fixed pay cap in line with approvals granted to Banco Santander SA. For control function staff a lower operational ratio of 1:1 is applied.

On recruitment

When appointing a new Executive Director, base salary is set at a market competitive level appropriate for the role. The appropriate level is determined taking into consideration a range of factors including the individual’s previous remuneration, relevant experience, an assessment against relevant comparator groups and cost. Other elements of remuneration will be established in line with the Remuneration Policy set out in the Executive Directors’ remuneration structure table below. Relocation support and international mobility benefits may also be provided.

Buy-out awards

Compensation may be provided to Executive Directors recruited externally for the forfeiture of any award on leaving their previous employer. The Committee retains discretion to make such compensation as it deems necessary and appropriate to secure the relevant Executive Director’s employment, and ensure any such payments align with the long-term interests of Santander UK and the prevailing regulatory framework.

Service agreements

Terms and conditions of employment are set out in individual service agreements which include a notice period of six months from both the Executive Director and the Company. The agreements may be terminated immediately with payment of fixed pay in lieu of notice. In the event of termination for gross misconduct neither notice nor payment in lieu of notice is required and any deferred awards are forfeited.

Termination payments

The impact of an Executive Director leaving the Company on remuneration under various scenarios reflects the service agreements, the relevant scheme rules, and the Committee’s policy in this area. The Committee determines whether an Executive Director is a ‘good leaver’ should their employment end due to injury, ill-health, disability, redundancy, retirement, death, or any other reason at the Committee’s discretion. Other than a payment in the event of redundancy, Santander UK provides no other compensation upon termination of employment for Executive Directors.

Risk and Performance adjustment

We will continue to ensure that the requirements of the Remuneration Code on risk and performance adjustment are met for our employees. All variable remuneration is subject to adjustment for all current and future risks through our Additional Risk Adjustment Standard (ARAS) which is linked to Santander UK’s Risk Appetite and our Individual Remuneration Adjustment Standard (IRAS).

Our ARAS provides both a formula-based assessment against Santander UK’s Risk Appetite and an additional qualitative risk event assessment overlay that can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.

Our IRAS provides a framework for the process, governance and standards relevant for making decisions in relation to individual performance adjustments following an Incident, including malus and clawback. In 2017, we enhanced the Standard, establishing the Individual Accountability Committee (IAC) which is a management committee which considers and makes recommendations on accountability following investigations.

Performance adjustments may include, but are not limited to:

–	Reducing a bonus outcome for the current year
–	Reducing the amount of any unvested deferred variable remuneration (including historic LTIP awards)
–	Requiring repayment on demand (on a net basis) of any cash and share awards received at any time during the ten year period after the date of award
–	Requiring a bonus which has been awarded (but not yet paid) to be forfeited.

The Committee has full discretion to prevent vesting of all or part of an amount of deferred remuneration and/or to freeze an award during an ongoing investigation in any of the following circumstances:

–	Evidence of employee misbehaviour or material error
–	Material downturn in the performance of Santander UK or a relevant business unit’s performance
–	Santander UK or a relevant business unit suffers a material failure of risk management
–	Significant changes in the Banco Santander SA group’s or the Santander UK’s economic or regulatory capital base and the qualitative assessment of risk.
–	A material restatement of Banco Santander’s or Santander UK’s financial statements (except when required due to modification of the accounting rules).

The Committee seeks input from the Board Risk Committee, the CRO and the CLRO when determining whether any performance or risk adjustments are required particularly in relation to the application of risk adjustment to the bonus pool. Furthermore, members of the Board Risk Committee (along with the Audit Committee Chair and Whistleblowing Champion, and another member of the Audit Committee) sit on this Committee. The Committee Chair also engages with the Chair of the Board Risk Committee given that he is no longer a formal member of this Committee.

Policy for all employees

Our performance, reward and benefits approach across the Company supports our business strategy and reinforces our values in the context of a clearly articulated Risk Appetite. We apply a consistent approach to reward for all employees. Employees are entitled to a base salary and benefits and have the opportunity to receive an element of performance-related compensation, subject to their role and grade. The Remuneration Committee annually approves the operation of all of our variable reward schemes for our customer facing colleagues to ensure that plans reward appropriate behaviour and do not incentivise unnecessary risk taking.

Santander UK Group Holdings plc	57

Annual Report 2017 on Form 20-F | Governance

Remuneration implementation report

Introduction

This report outlines how we implemented Remuneration Policy in 2017. The composition and total remuneration received by each Executive Director in office during the year is shown in the table below. This includes the two Executive Directors appointed to the Board on 1 August 2017; Antonio Roman (Chief Financial Officer) and Javier San Felix (Head of Retail and Business Banking and Deputy CEO of Santander UK).

Variable Pay Plan

Our Executive Directors participate in a variable pay plan. The purpose of the plan is to align participants’ reward with the financial and non-financial performance of Santander UK as measured over the financial year. Multi-year deferral, further performance testing and delivery in Banco Santander SA shares ensure that Executive Directors’ interests align to the long-term interest of the Company and the Group. Payments half in cash and half in shares, spread over seven years, with the final three tranches of awards subject to further long term metrics which can reduce the level of awards. Awards delivered in shares are subject to an additional one-year retention period from the point of delivery.

The 2017 Variable Pay Plan pool was determined based on a range of metrics using a balanced scorecard approach (explained further below):

–	A quantitative assessment – Measured at UK level using a balanced scorecard approach of financial and non-financial measures. The measures are based on Santander UK’s strategy (the Compass) and for 2017 were:
–	Customers (Customer Satisfaction and loyal customers)
–	Employees (Employee Engagement and Enablement Scores)
–	Communities (number of scholarships and number of people supported)
–	Risk (Cost of Credit Ratio and Non-performing loan ratio)
–	Capital (Contribution to Group Capital)
–	Profitability (Net Profit and Return on Risk-Weighted Assets)
–	A qualitative assessment – This adds context to the quantitative assessment to ensure a balanced assessment of performance has been made.
–	A group multiplier adjusts the pool upwards or downwards to reflect overall group performance.
–	Exceptional adjustment – Intended to cover unexpected factors or additional targets not covered by the quantitative or qualitative assessments. This may also include adjustments not covered in the qualitative assessments, including major risk events. This may be requested at a Banco Santander group or Santander UK level.

Finally, an overall UK-focused risk adjustment linked to Santander UK’s Risk Appetite is applied. This provides both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay that can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.

2017 Business Performance and Impact on Remuneration

Our management team has delivered solid Company performance this year, delivering for our shareholders, people, customers and communities.

–	Our financial results were impacted by a credit impairment charge for Carillion plc which offset otherwise good profit growth and we maintained a strong capital position
–	Loyal retail customers and loyal SME and corporate customers increased in 2017
–	Customer satisfaction improved in the last three years to 63%
–	More than 281,000 people were supported in 2017 through our skills, knowledge and innovation projects, exceeding our target. Over £1m was raised for our charity partners.

Payments under our variable pay plan reflect a year of solid performance. Details of the payments to Executive Directors are set out in the table below.

Rewarding Executives appropriately

We ensure that broader remuneration policies and practices for employees across Santander UK are taken into account when setting the policy for Executive Director remuneration. The Committee annually reviews remuneration trends across Santander UK including the relationship between executive remuneration and the remuneration of other Santander UK employees, as well as remuneration in the wider UK market when making decisions on executive pay.

We oversee the broader workforce remuneration policies and practices, the implementation of remuneration and related employment policies across Santander UK and the salary and variable pay awards for all MRTs. We also approve the design of any material performance related pay plans operated by Santander UK.

As part of our monitoring of pay across the Company, the following is considered:

–	Santander UK’s engagement with its recognised trade unions on matters relating to pay and benefits for all employees
–	Annual pay reviews for the general employee population
–	Santander UK benefit provision
–	The design of and the overall spend on variable pay arrangements
–	An assessment of conduct across the Company.

Executive Directors’ remuneration (audited)

Total remuneration of each Executive Director for the years ended 31 December 2017 and 2016.

Executive rewards	Nathan Bostock(1)		Antonio Roman(2)		Javier San Felix		Total
	2017 £000	2016 £000	2017 £000	2016 £000	2017 £000	2016 £000	2017 £000	2016 £000
Salary and fees	1,653	1,600	243	–	302	–	2,198	1,600
Taxable benefits (cash and non-cash)	55	46	17	–	329	–	401	46
Pension	581	560	61	–	–	–	642	560
Bonus (paid and deferred)	2,425	2,330	400	–	861	–	3,686	2,330
Total remuneration	4,714	4,536	721	–	1,492	–	6,927	4,536

(1)	The remuneration figure for Nathan Bostock does not include £1,800,000 (2016: £1,800,000) relating to a share based buy-out of deferred awards in respect of his previous employment.
(2)	This figure represents an allocation of 90% of Antonio Roman’s remuneration (for his time spent as a director of the Company in 2017) given that he spends 90% of his time on Company business. An additional 10% (£175,866) has been allocated to Abbey National Treasury Services plc, which results in a total remuneration of £896,115.

58	Santander UK Group Holdings plc

Stakeholder views

Santander UK engages with key stakeholders. During 2017, Management and the Committee Chair increased ongoing engagement with the PRA and FCA. Employee opinion surveys are undertaken annually, and discussions take place with union representatives during the annual pay review cycle and on relevant employee reward matters.

During 2018, the Committee will review its approach to engaging with stakeholders on executive remuneration in light of the outcomes of the consultation on the revised UK Corporate Governance Code.

Advice and support provided to the Remuneration Committee

As permitted by its Terms of Reference, the Committee has engaged the advice and support of Deloitte LLP (Deloitte) as independent remuneration consultants at the expense of the Company. Total fees (exclusive of VAT) for advice and support provided to the Remuneration Committee during the financial year were £185,250. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the Code of Conduct in relation to executive remuneration consulting in the UK. We are comfortable that the Deloitte engagement partner and team that provides remuneration advice to the Committee do not have connections with the Company that may impair their independence. During the year, Deloitte also provided tax, financial and advisory, risk, assurance and consulting services to Santander UK.

The Board Chair, Chief Executive Officer, HR Director, Reward Director, Company Secretary, CLRO and CRO attended Committee meetings by invitation in order to support the discussion of the agenda items as appropriate. The Committee Chair also engages with the Chair of the Board Risk Committee given that he is no longer a formal member of the Committee.

No individual participates in discussions regarding their own remuneration.

Chair and Non-Executive Directors’ remuneration

The Chair’s fee is reviewed and approved by the Committee. The fees paid to Non-Executive Directors are reviewed and approved by the Executive Directors and the Chair. Fees are reviewed annually taking into account information on fees paid in similar companies, as well as the time commitment for the role. The Chair is paid an all-inclusive base fee. Non-Executive Directors are paid a base fee, with an additional supplement for serving on or chairing a Board Committee, save for two of the Group NEDs of Santander UK who receive no fees in respect of their Santander UK duties.

The Responsible Banking Committee was formed in 2017 and the fee levels approved in April 2017 for chairing/membership of this Committee were £60,000 and £25,000 respectively. This is in line with the fee levels for the other committees. Genevieve Shore receives £30,000 as the Independent Chair of the Customer Innovation Forum, a non-Board forum. No other changes were made to Non-Executive Directors’ remuneration in 2017. The 2017 fee structure is shown in the table below.

All Non-Executive Directors and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair where twelve months’ written notice is required. Neither the Chair nor the Non-Executive Directors are eligible for pension scheme membership, bonus or incentive arrangements, nor do they have the right to compensation on the early termination of their appointment beyond payments in lieu of notice at the option of the Company.

Relative importance of spend on pay

	2017 £m	2016 £m	Change %
Profit before tax	1,814	1,914	(5.22%)
Total employee costs	1,137	1,125	1.07%

Highest paid senior executives

The remuneration of the eight highest paid senior executives for the year ended 31 December 2017 is detailed below. Senior executives are defined as members of the Executive Committee (excluding Executive Directors).

Individuals	1 £000	2 £000	3 £000	4 £000	5 £000	6 £000	7 £000	8 £000
Fixed remuneration (including any non-cash and taxable benefits)	881	707	949	693	740	606	590	410
Variable remuneration (cash – paid)	349	261	192	220	144	139	124	105
Variable remuneration (cash – deferred)	523	392	287	330	216	209	186	158
Variable remuneration (shares – paid)	349	261	192	220	144	139	124	105
Variable remuneration (shares – deferred)	523	392	287	330	216	209	186	158
2017 remuneration	2,625	2,013	1,907	1,793	1,460	1,302	1,210	936

Chair and Board Committee member fees			Board £000	Board Nomination Committee £000	Board Risk Committee £000	Board Audit Committee £000	Board Remuneration Committee £000	Board Responsible Banking Committee £000
Chair (inclusive of membership fee)			650	60	60	60	60	60
Senior Independent Director			30	–	–	–	–	–
Member			90	25	25	25	25	25

Santander UK Group Holdings plc	59

Annual Report 2017 on Form 20-F | Governance

Board and Committee membership, tenure,

attendance and remuneration

	Independent Chair	Independent Non–Executive Directors
Name	Shriti Vadera(1)	Scott Wheway(2)	Alain Dromer	Annemarie Durbin	Ed Giera	Chris Jones(3)	Genevieve Shore

Scheduled meetings	8/8	8/8	8/8	7/8	7/8	8/8	8/8
attended
Ad hoc meetings	1/1	1/1	1/1	1/1	1/1	1/1	1/1
attended
Scheduled meetings	3/3	3/3	–	–	1/1 (5)	1/1 (5)
attended
Ad hoc meetings	–	–	–	–	–	–	–
attended
Scheduled meetings	–	10/10	10/10	9/10	10/10	10/10	9/10
attended
Ad hoc meetings	–	–	–	–	–	–	–
attended
Scheduled meetings	–	4/4(5)	9/9	4/4(5)	9/9	9/9	9/9
attended
Ad hoc meetings	–	–	–	–	–	–	–
attended
Scheduled meetings	–	7/7(5)(6)	7/7	7/7(7)	5/5 (8)	7/7	4/4(5)
attended
Ad hoc meetings	–	1/1	1/1	1/1	1/1	1/1	1/1
attended
Scheduled meetings	–	3/3	–	3/3	3/3	3/3	3/3
attended
Ad hoc meetings	–	–	–	–	–	–	–
attended

(1)	Appointed Chair on 30 March 2015.
(2)	Senior Independent Director since 18 May 2015.
(3)	Deemed financial expert.
(4)	Deputy Chair.
(5)	Ceased to be a member of the Committee on 30 June 2017.
(6)	Ceased to be Chair of the Remuneration Committee on 3 August 2017. Remained a member of the Committee.
(7)	Appointed Chair of the Remuneration Committee on 3 August 2017.
(8)	Ceased to be a member of the Committee on 30 July 2017 but attended the July 2017 meeting as an observer.
(9)	Ceased to be a member of the Board, Nomination Committee, Remuneration Committee and Risk Committee on 1 June 2017; and became an observer at Board Meetings for the remainder of 2017.
(10)	Ceased to be a member of the Board on 28 February 2017.

60	Santander UK Group Holdings plc

	Banco Santander nominated Non–Executive Directors							Executive Directors
Name	Ana Botín	Lindsey Argalas	Gerry Byrne	Juan Rodríguez Inciarte(4)	Bruce Carnegie- Brown(9)	Peter Jackson(10)	Manuel Soto	Nathan Bostock	Antonio Roman	Javier San Felix
Scheduled meetings	7/8	–	1/1	8/8	3/3	2/2	8/8	8/8	3/3	3/3
attended
Ad hoc meetings	1/1	–	–	1/1	1/1	–	1/1	1/1	n/a	n/a
attended
Scheduled meetings	2/2	–	–	–	1/1	–	–	–	–	–
attended
Ad hoc meetings	–	–	–	–	–	–	–	–	–	–
attended
Scheduled meetings	–	–	–	9/10	3/3	–	–	–	–	–
attended
Ad hoc meetings	–	–	–	–	–	–	–	–	–	–
attended
Scheduled meetings	–	–	–	–	–	–	9/9	–	–	–
attended
Ad hoc meetings	–	–	–	–	–	–	–	–	–	–
attended
Scheduled meetings	–	–	–	–	3/3	–	–	–	–	–
attended
Ad hoc meetings	–	–	–	–	–	–	–	–	–	–
attended
Scheduled meetings	–	–	–	–	–	–	–	–	–	–
attended
Ad hoc meetings	–	–	–	–	–	–	–	–	–	–
attended

	2017 Fees £000	2016 Fees £000	2017 Expenses £000		2016 Expenses £000	2017 Total £000	2016 Total £000
Chair
Shriti Vadera	650	650	–	*	–	650	650
Independent Non-Executive Directors
Scott Wheway	248	230	25		14	273	244
Alain Dromer	165	165	17		19	182	184
Annemarie Durbin	165	165	–		–	165	165
Ed Giera	202	200	3		–	205	200
Chris Jones	200	200	1		30	201	230
Genevieve Shore	180	165	1		1	181	166
Banco Santander nominated Non-Executive Directors
Ana Botín	–	–	–		–	–	–
Lindsey Argalas	–	–	–		–	–	–
Gerry Byrne	–	–	–		–	–	–
Juan Rodríguez Inciarte	115	115	38		33	153	148
Bruce Carnegie-Brown	–	–	–		–	–	–
Peter Jackson	–	–	–		–	–	–
Manuel Soto	111	115	11		22	122	137
Total	2,036	2,005	96		119	2,132	2,124

*	In addition to the above fees, Shriti Vadera was entitled to taxable benefits as follows: private medical cover of £564 (2016: £588) and transportation of £24,227 (2016: £29,149).

Santander UK Group Holdings plc	61

Annual Report 2017 on Form 20-F | Governance

Directors’ report

Introduction

The Directors have pleasure in submitting their report together with the financial statements for the year ended 31 December 2017. The information in the Directors’ Report is unaudited, except where marked.

History and corporate structure

Santander UK Group Holdings plc (incorporated on 23 September 2013) is a subsidiary of Banco Santander SA, a Spanish retail and commercial bank with a meaningful market share in nine core countries in Europe and the Americas. Santander UK was formed from the acquisition of three former building societies, Abbey National, Alliance & Leicester and Bradford & Bingley, and has been operating under a single brand since 2010. The ordinary shares of the Company are not traded. A list of the subsidiaries of the Company, where they are incorporated, their registered office and details of branches is provided in the Shareholder information section of the Consolidated Financial Statements. Note 30 provides details of the Company’s share capital.

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

Whilst the Company is a subsidiary of Banco Santander SA, the Company’s corporate governance model ensures that the Board and management make their own decisions on funding, capital and liquidity having regard to what is appropriate for Santander UK’s business and strategy.

UK Group Framework

Santander UK operates a UK Group Framework of corporate governance which defines our responsibilities and relationship with Banco Santander SA, our sole shareholder. This provides Banco Santander with the oversight and controls they need whilst discharging our responsibilities in the UK. The UK Group Framework sets out, amongst other elements:

–	The principle that at least 50% of the Board should be INEDs and the other 50% either Executive Directors or Banco Santander nominated Non-Executive Directors
–	The definition of independence, in recognition of our ownership, is a Director who has no current or recent relationship with Banco Santander and Santander UK, other than through the UK Board role. Under this definition the Chair is considered independent
–	The manner in which the Chair, Chief Executive Officer, other Executive Directors, INEDs and Banco Santander nominated Non-Executive Directors will be appointed
–	The iterative process by which strategy and annual budgets will be approved by Banco Santander and the Santander UK Board
–	How remuneration of key executives will be determined.

Result and dividends

The consolidated profit after tax for the year was £1,254m (2016: £1,317m). The Directors do not recommend the payment of a final dividend for 2017 (2016: £nil). Two interim dividends were declared on the Company’s ordinary shares in issue during the year. The first dividend of £323m was declared on 27 June 2017 and the second dividend of £230m was declared on 15 December 2017. Both dividends were paid in 2017.

Details of Santander UK’s activities and business performance during 2017, together with an indication of future outlook, are set out in the Strategic report on pages 1 to 28 and the Financial review on pages 150 to 162.

Events after the balance sheet date

There have been no material post balance sheet events.

Directors

The names and biographical details of the current Directors are shown on pages 30 to 34. Particulars of their emoluments and interests in shares can be found in the Directors’ Remuneration implementation report on pages 58 to 59. Changes to the composition of the Board can be found on pages 60 to 61, with further details in the Chair’s report on Corporate Governance, on pages 35 to 38, and each of the Committee Chair’s reports on pages 39, 41, 48 and 54.

Appointment and retirement of Directors

All Directors are appointed and retired in accordance with the Company’s Articles of Association, the UK Companies Act 2006 and the UK Group Framework.

The Company does not require the Directors to offer themselves for re-election every year, or that new Directors appointed by the Board offer themselves for election at the next Annual General Meeting. The appointment of Gerry Byrne was proposed by Banco Santander.

62	Santander UK Group Holdings plc

Directors’ indemnities

In addition to Directors’ and Officers’ liability insurance cover in place throughout 2017, individual deeds of indemnity were also in place to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Directors’ period of office from the date of appointment. The Directors of the Company, including former Directors who resigned during the year, benefit from these deeds of indemnity. They constitute qualifying third party indemnity provisions for the purposes of the Companies Act 2006.

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

Employee share ownership

Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP), the latter of which allows employees to purchase Banco Santander SA shares from gross salary. Eligible senior management can participate in a Banco Santander long-term incentive plan. See Note 34 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

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

CO2 emissions

This year CO2 emissions, measured in CO2 equivalent tonnes, have decreased by 7.94% year on year to 11,485 tonnes. CO2 from fuel has decreased by 5.79% to 5,488 tonnes in 2017, CO2 from business travel has decreased by 9.82% to 5,997 tonnes in 2017 and output per employee tonne has reduced by 9.62% to 0.47 tonnes in 2017.

Code of Ethical Conduct

Santander UK is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way, and treating all stakeholders with honesty and integrity. These principles are further reflected in Santander UK’s Ethical Code of Conduct as updated in December 2015. This sets out the standards expected of all employees, and supports The Santander Way and Santander UK’s commitment to being Simple, Personal and Fair. Under their terms and conditions of employment, staff are required to act at all times with the highest standards of business conduct in order to protect Santander UK’s reputation and ensure a Company culture which is free from any risk of corruption, compromise or conflicts of interest. Staff are also required to comply with all Company policies.

These require employees to:

–	Abide by all relevant laws and regulations
–	Act with integrity in all their business actions on behalf of Santander UK
–	Not use their authority or office for personal gain
–	Conduct business relationships in a transparent manner
–	Reject all improper practices or dealings to which they may be exposed.

The SEC requires companies to disclose whether they have a code of ethics that applies to the CEO and senior financial officers which promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations, and accountability for adherence to such a code of ethics.

Santander UK Group Holdings plc	63

Annual Report 2017 on Form 20-F | Governance

Directors’ report continued

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

Political contributions

In 2017 and 2016, no contributions were made for political purposes and no political expenditure was incurred.

Share capital

Details about the structure of the Company’s capital, including the rights and obligations attaching to each class of share in the Company, can be found in Note 30 to the Consolidated Financial Statements.

Details of employee share schemes and how rights are exercisable can be found in Note 34 to the Consolidated Financial Statements.

The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association as determined by the Companies Act 2006.

Subsidiaries and branches

The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated in England and Wales, and a number of directly and indirectly held subsidiaries and associates. Santander UK directly or indirectly holds 100% of the issued ordinary share capital of its principal subsidiaries.

All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc, a subsidiary of Santander UK plc, also has a branch office in the United States and until October 2017 had a branch office in the Cayman Islands. Santander UK plc has branches in the Isle of Man and in Jersey.

For further information see Note 19 to the Consolidated Financial Statements and ‘Subsidiaries, joint ventures and associates’ in the Shareholder information section of this Annual Report.

Financial instruments

The financial risk management objectives and policies of Santander UK, the policy for hedging, and the exposure of Santander UK to credit risk, market risk, and liquidity risk are outlined in the Risk review.

Research and development

Santander UK has a comprehensive product approval process and policy. New products, campaigns and business initiatives are reviewed by Santander UK’s Proposition Approval Forum.

Supervision and regulation

Some of Santander UK’s subsidiaries and associates are authorised by the PRA or the FCA, and regulated by the FCA or both the FCA and the PRA.

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

We have carried out a robust assessment of the principal risks facing Santander UK (as set out in ‘How we define our risks’ on page 70 of the Risk review) including those that would threaten its business model, future performance, solvency or liquidity.

For further details, see page 14 to 17, and the Risk review on pages 68 to 149.

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

Santander UK’s internal control over financial reporting includes:

–	Policies and procedures that relate to the maintenance of records that fairly and accurately reflect transactions and dispositions of assets
–	Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management
–	Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or because the degree of compliance with policies or procedures may deteriorate.

64	Santander UK Group Holdings plc

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2017 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May 2013 (the 2013 Framework).

Based on this assessment, management concluded, at 31 December 2017, that Santander UK’s internal control over financial reporting was effective.

Disclosure controls and procedures over financial reporting

Santander UK has evaluated, with the participation of its CEO and CFO, the effectiveness of Santander UK’s disclosure controls at 31 December 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon Santander UK’s evaluation, the CEO and the CFO have concluded that, at

31 December 2017, Santander UK’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that it files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Going concern

The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. Santander UK’s business activities and financial position, together with the factors likely to affect its future development and performance, are set out in the Financial review on pages 150 to 162. Santander UK’s objectives, policies and processes for managing the financial risks to which it is exposed, including capital, funding and liquidity, are described in the Risk review.

In assessing going concern, the Directors take account of all information of which they are aware about the future, which is at least, but is not limited to, 12 months from the date that the balance sheet is signed.

In making their going concern assessment, the information considered by the Directors includes Santander UK’s forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities, ring-fencing, and possible economic, market and product developments, taking account of reasonably possible changes in trading performance. For capital, funding and liquidity purposes, Santander UK operates on a standalone basis and is subject to regular and rigorous monitoring by external parties. The Directors review the outputs of stress testing as part of the approval processes for the ICAAP, the ILAAP, our Risk Appetite and regulatory stress tests. We exceeded the Bank of England’s 2017 stress test threshold requirement.

The Directors consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Statement of Compliance

The UK Corporate Governance Code

The Board confirms that, for the year ended 31 December 2017, Santander UK has applied those principles and provisions of the UK Corporate Governance Code 2016, as appropriate, given its ownership structure.

BBA Code for Financial Reporting Disclosure

Santander UK’s financial statements for the year ended 31 December 2017 have been prepared in compliance with the principles of the BBA Code for Financial Reporting Disclosure.

Directors’ responsibilities

The Directors are responsible for preparing the Annual Report, including the financial statements, in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (IAS) Regulation to prepare the group financial statements under IFRS, as adopted by the EU, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the EU. The financial statements are also required by law to be properly prepared in accordance with the UK Companies Act 2006 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare Santander UK’s financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).

The Directors are responsible for ensuring the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss presented, and that the management report (which is incorporated into the Strategic report and the Directors’ Report), includes a fair review of the development and performance of the business and a description of the principal risks and uncertainties the business faces.

Santander UK Group Holdings plc	65

Annual Report 2017 on Form 20-F | Governance

Directors’ report continued

IAS 1 requires that financial statements present fairly, for each financial year, the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, and other events and conditions, in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the IASB’s Framework for the preparation and presentation of financial statements. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. However, the Directors are also required to:

–	Properly select and apply accounting policies
–	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
–	Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, and other events and conditions on the entity’s financial position and financial performance
–	Make an assessment of the Company’s ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company, and enable them to ensure that the financial statements comply with the UK Companies Act 2006. They are also responsible for safeguarding the assets of the Company, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

Auditor

PricewaterhouseCoopers LLP have expressed their willingness to continue in the office of auditor and a resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting.

By Order of the Board

Marc Boston

Company Secretary

27 February 2018

2 Triton Square, Regent’s Place,

London NW1 3AN

66	Santander UK Group Holdings plc

This page left intentionally blank

Santander UK Group Holdings plc	67

Annual Report 2017 on Form 20-F | Risk review

Risk review

This Risk review consists of audited financial information except where it is marked as unaudited. The audited financial information is an integral part of our Consolidated Financial Statements.

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

68	Santander UK Group Holdings plc

> Risk governance

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

RISK FRAMEWORK

Key elements (unaudited)

Our Risk Framework sets out how we manage and control risk. It is based on the following key elements which we describe in more detail in the next pages:

Section	Content
How we define risk	We describe each of our key risk types.
How we approach risk – our culture and principles	We describe our risk culture and explain how we make it a day-to-day reality across our business.
Our risk governance structure	We describe how we consider risk in all our business decisions as part of our organisational structure, and the responsibilities of our people and our committees.
Our internal control system	We describe our internal control system and how it helps us manage and control risk.

In 2017, we updated our Risk Framework to ensure it remains comprehensive and to improve our focus on key risk issues:

–	We introduced two new committees:
–	The Board Responsible Banking Committee, which reviews risks relating to conduct, compliance, competition, financial crime and legal matters. It also provides advice, oversight and challenge to maintain a supportive risk culture throughout the business.
–	The Incident Accountability Committee, which considers, calibrates and agrees any appropriate individual remuneration adjustments recommended by the Business Accountability Forum and presents recommendations to the Board Remuneration Committee.
–	We now include legal risk as a risk type on its own. This reflects its importance and enables us to give it a higher level of focus.
–	We transferred responsibility for reputational risk to the Chief Legal and Regulatory Officer (CLRO) from the Chief Risk Officer (CRO).
–	We merged the management of conduct and regulatory risk to take advantage of the synergies between these risk types. This is aligned to the approach used by Banco Santander.

Santander UK Group Holdings plc	69

Annual Report 2017 on Form 20-F | Risk review

How we define risk (unaudited)

Risk is any uncertainty about us being able to achieve our business objectives. It can be split into a set of key risk types, each of which could affect our results and our financial resources. Our risk types are:

Key risk types	Description
Credit	The risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.
Market

Trading market risk – the risk incurred as a result of changes in market factors that affect the value of positions in the trading book.

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

–   Contingent liquidity risk – the risk that future events may require a larger than expected amount of liquidity, that is the risk of not having sufficient liquid assets to meet sudden and unexpected short-term obligations.

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
Conduct and regulatory

Conduct risk – the risk that our decisions and behaviours lead to a detriment or poor outcome for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity.

Regulatory risk – the risk of financial or reputational loss, or imposition or conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.

Other key risk types	Operational risk – the risk of loss due to inadequate or failed internal processes, people and systems, or external events. Our top three key operational risks are:

– Cyber risk
– Third party supplier management
– Process and change management.

Financial crime risk - the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, bribery and corruption. Failure to meet our legal and regulatory obligations could result in criminal or civil penalties against Santander UK or individuals, as well as negatively affecting our customers and the communities we serve.

Legal risk – the risk of an impact arising from legal deficiencies in contracts; failure to take appropriate measures to protect assets; failure to manage legal disputes appropriately; failure to assess or implement the requirements of a change of law; or failure to comply with law or regulation or to discharge duties or responsibilities created by law or regulation.

Model risk – the risk that the results of our models may be inaccurate, causing us to make sub-optimal decisions, or that a model may be used inappropriately.

Strategic risk – the risk of significant loss or damage arising from strategic decisions that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.

Reputational risk – the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.

Enterprise wide risk is the aggregate view of all the key risk types described above.

70	Santander UK Group Holdings plc

> Risk governance

How we approach risk – our culture and principles (unaudited)

The complexity and importance of the financial services industry demands a strong risk culture. We have extensive systems, controls and safeguards in place to manage and control the risks we face, but it is also crucial that everyone takes personal responsibility for managing risk. Our risk culture plays a key role in our aim to be the best bank for our people, customers, shareholders and communities. It is vital that everyone in our business understands that. To achieve this, our people have a strong, shared understanding of what risk is, and what their role is in helping to control it. We express this in our Risk Culture Statement:

Risk Culture Statement

Santander UK will only take risks that it understands and will always remain prudent in identifying, assessing, managing and reporting all risks. We proactively encourage our people to take personal responsibility for doing the right thing and to challenge without fear. We ensure decisions and actions take account of the best interests of all our stakeholders and are in line with The Santander Way.

The Board reviews and approves our Risk Culture Statement every year. The CEO, CRO and other senior executives are responsible for promoting our risk culture from the top. They drive cultural change and increased accountability across the business. We reinforce our Risk Culture Statement and embed our risk culture in all our business units through our Risk Framework, Risk Certifications and other initiatives. This includes highlighting that:

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

We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms in writing that they have managed risk in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions taken to correct them. This is a very tangible sign of the personal accountability that is such a key part of our risk culture.

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

We use I AM Risk in our risk certifications, policies, frameworks and governance, and in all our risk-related communications. We also include it in mandatory training and induction courses for our staff, in our codes of conduct and in rewards and incentives. We embed the behaviours we want to encourage in key processes and documents.

I AM Risk is how we make risk management part of everyone’s life as a Santander employee, from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk, speak up and come up with ideas that help us change. To support this, our learning website includes short films, factsheets and discussion boards.

As part of I AM Risk, we include mandatory risk objectives for all our people – from our Executive Risk Control Committee to branch staff. The Santander Way Steering Committee coordinates all our culture initiatives under the sponsorship of the CEO.

In 2017, we made good progress with continuing to embed personal accountability for managing risk across the business. For all new and existing employees, we enhanced our mandatory risk training and we ensured that the updated performance management risk objectives were used across the business. In our most recent employment engagement survey, 94% of employees acknowledged their personal responsibility for risk management and 97% of employees confirmed that they are aware of how to escalate and report potential risks. This demonstrates how we are successfully embedding risk management in our culture.

IDENTIFY ASSESS MANAGE REPORT

Santander UK Group Holdings plc	71

Annual Report 2017 on Form 20-F | Risk review

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

The Board delegates certain responsibilities to Board Level Committees as needed and where appropriate. Our risk governance structure strengthens our ability to identify, assess, manage and report risks, as follows:

–	Committees: A number of Board and Executive committees are responsible for specific parts of our Risk Framework
–	Roles with defined risk management responsibilities: Senior roles with specific responsibilities for risk
–	Risk organisational structure: We have ‘three lines of defence’ built into the way we run our business.

Committees

The Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities
The Board (including the Santander UK plc Board)	– Has overall responsibility for business execution and for managing risk
– Reviews and approves the Risk Framework and Risk Appetite.
Board Risk Committee	– Assesses the Risk Framework and recommends it to the Board for approval
– Advises the Board on our overall Risk Appetite, tolerance and strategy
– Oversees our exposure to risk and our strategy and advises the Board on both
– Reviews the effectiveness of our risk management systems and internal controls.
Board Responsible Banking Committee	– Responsible for culture and operational risks relating to conduct, compliance, competition, financial crime and legal matters
– Reviews reports from the CLRO on the adequacy and effectiveness of the compliance function
– Ensures that adequate and effective control processes are in place to identify and manage reputational risks
– Oversees our reputation and how this impacts our brand and market positioning.

The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee	– Reviews and approves business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve
– Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken.
Executive Risk Control	– Reviews Risk Appetite proposals before they are sent to the Board Risk Committee and the Board to approve
Committee	– Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
– Reviews and monitors our risk exposures and approves any corrective steps we need to take.
Asset and Liability	– Reviews liquidity risk appetite proposals before they are sent to the Board to approve
Committee (ALCO)	– Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board
– Reviews and monitors the key asset and liability management activities of the business to ensure we keep our exposure in line with our Risk Appetite.
Pensions Committee	– Reviews pension risk appetite proposals before they are sent to the Board to approve
– Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding
– Consults with the pension scheme trustees on the scheme’s investment strategy.
Capital Committee	– Puts in place risk control processes, reporting systems and processes to make sure capital risks are managed within our Risk Framework
– Reviews capital adequacy and capital plans, including the Internal Capital Adequacy Assessment Process (ICAAP), before they are sent to the Board to approve.
Incident Accountability Committee	– Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments recommended by the Business Accountability Forums
– Presents recommendations to the Board Remuneration Committee.
Executive Credit Approval Committee	– Approves corporate and wholesale credit transactions which exceed levels delegated to lower level approval forums or individuals.
Executive Investment Approval Committee	– Approves equity type investment transactions which exceed levels delegated to lower level approval forums or individuals.

72	Santander UK Group Holdings plc

> Risk governance

Roles with risk management responsibilities

Chief Executive Officer

The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The main risk responsibilities of the CEO are to:

–	Propose our strategy and business plan, put them into practice and manage the risks involved
–	Ensure we have a suitable system of controls to manage risk and report to the Board on it
–	Foster a culture that promotes ethical practices and social responsibility
–	Ensure all our staff are aware of the policies and corporate values approved by the Board.

Chief Risk Officer

As the leader of the Risk Division, the CRO oversees and challenges risk activities, and ensures new lending decisions are made within our Risk Appetite. The CRO reports to the Board through the Board Risk Committee, and also reports to the CEO for operational purposes. The CRO also reports functionally to the global CRO for the Banco Santander group. The main responsibilities of the CRO are to:

–	Propose a Risk Framework to the Board (through the Board Risk Committee) that sets out how we manage the risks from our business activities within our approved Risk Appetite
–	Advise the CEO, the Board Risk Committee and Board on our Risk Appetite linked to our strategic business plan and why it is appropriate
–	Reassure the Board and our regulators that we identify, assess and measure risk and that our systems, controls and delegated authorities to manage risk are adequate and effective
–	Advise the CEO, Board Risk Committee, the Board and our regulators on how we manage key risks and escalate issues or breaches of Risk Appetite
–	Ensure that our culture promotes ethical practices and social responsibility
–	Ensure that our policies and corporate values approved by the Board are communicated so that our culture, values and ethics are aligned to our strategic objectives
–	Ensure an appropriate governance structure is in place to make effective credit decisions.

The CRO is accountable for the control and oversight of credit, market, liquidity, capital, pension, strategic, operational and model risk. The CLRO is accountable for the control and oversight of legal, conduct and regulatory, reputational and financial crime risk, and is responsible for reporting on these risks to the CRO to provide them with a holistic enterprise wide view of all risks.

Chief Legal and Regulatory Officer

The CLRO is accountable for the control and oversight of legal, conduct and regulatory, reputational and financial crime risk. The CLRO reports relevant matters to the Board Responsible Banking Committee (BRBC), the Board Risk Committee and the Board. The main responsibilities of the CLRO are to:

–	Propose a Risk Framework for legal, conduct and regulatory, reputational and financial crime risk to the Board (through the Board Risk Committee and the CRO) that sets out how we manage these risks in line with our Risk Appetite
–	Advise the CRO, CEO, the Board Risk Committee and the Board on our risk appetite for legal, conduct and regulatory, reputational and financial crime risk, linked to our strategic business plan and why it is approved
–	Reassure the CRO, the BRBC, the Board and our regulators that we identify, assess and measure legal, conduct and regulatory, reputational and financial crime risk appropriately and that our systems, controls and delegated authorities to manage risk are adequate and effective
–	Advise the CRO, CEO, the Board Risk Committee, the BRBC, the Board and our regulators on how we manage key legal, conduct and regulatory, reputational and financial crime risks and escalate any issues or breaches of our Risk Appetite
–	Ensure that our culture promotes ethical practices and social responsibility and contributes to the management of reputational risk
–	Ensure that our policies and corporate values approved by the Board are communicated so that our culture, values and ethics are aligned to our strategic objectives
–	Provide an assessment on Legal, Conduct & Regulatory, Reputational and Financial Crime risks to the CEO, CRO, BRC, BRBC, Board and our regulators on how these risks are being managed in the Santander UK Group and escalate to the CRO, BRC and Board any issue or breach of appetite.

Chief Financial Officer

The main risk responsibilities of the CFO are to:

–	Deliver the strategy approved by the Board, in line with the authority delegated to him by the CEO
–	Manage the day-to-day operations of their business division, in line with agreed business plans, delegating appropriate authority prudently
–	Manage and control effectively in line with the relevant risk types and activity framework relevant to the CFO Division
–	Demonstrate an awareness and understanding of the main risks facing the CFO Division and how to manage the risks involved. The key risk types being:
–	Interest Rate Risk and Forex Risk in the banking book: these risks are managed within the Risk Appetite and limits approved by the Board
–	Liquidity Risk: these risks are managed within the Risk Appetite and limits approved by the Board
–	Pension Risk: oversight of the management of the Pension Scheme by the Trustee and agreement with them to manage Pension Scheme assets and liabilities to minimise volatility in IAS19 funding levels and negative impact on capital. To agree investment strategy with the Trustee to manage risk of additional cash contributions being required because of poor investment performance
–	Capital Risk: the capital position of the UK group and legal entities is managed in accordance with the Capital Risk Appetite and regulatory requirements
–	Carries out appropriate contingency planning and balances risk impact with delivery of business as usual
–	Promotes and embeds a risk awareness culture within CFO Division and actively encourages people to speak up and challenge without fear.

Santander UK Group Holdings plc	73

Annual Report 2017 on Form 20-F | Risk review

Chief Internal Auditor

The Chief Internal Auditor (CIA) reports to the Board through the Board Audit Committee, and also reports to the CEO for operational purposes. The CIA also reports functionally to the CIA of Banco Santander SA. The main responsibilities of the CIA are to:

–	Ensure the scope of Internal Audit covers all activities (including outsourced activities) at a legal entity level
–	Design and use an audit system that identifies key risks and evaluates controls
–	Develop an audit plan to assess existing risks that involves producing audit, assurance and monitoring reports
–	Carry out all audits, special reviews, reports and commissions that the Board Audit Committee asks for
–	Monitor business activities regularly by consulting with internal control teams and our External Auditors
–	Develop and run internal auditor training that includes regular skills assessments.

Risk organisational structure (unaudited)

We use the ‘three lines of defence’ model to manage risk. This model is widely used in the banking industry and has a clear set of principles to put in place a cohesive operating model across an organisation. It does this by separating risk management, risk control and risk assurance.

The diagram below shows the reporting lines to the Board (including the Santander UK plc Board) with respect to risk:

74	Santander UK Group Holdings plc

> Risk governance

Internal control system (unaudited)

Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, minimum standards, roles and responsibilities, and governance for internal control.

Category	Description
Risk Frameworks	Set out how we should manage and control risk for:

– The Santander UK group (overall framework)
– Our key risk types (risk type frameworks)
– Our key risk activities (risk activity frameworks).

Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.

Strategic Commercial Plans	Plans produced by business area at least annually that describe the forecasted objectives, volumes and risk profile of new and existing business, within the limits defined in our Risk Appetite and policies in place.

Risk Appetite Statement	Defines the type and the level of risk that we are willing and able to take on to achieve our business plans. The policies set out what action we must (or must not) take to make sure we stay within our Risk Appetite.

Risk Control Units set overarching policies. Business and Business Support Units have operational policies, standards and procedures that put these policies into practice. We expect all our people to manage risk within their own work by complying with these policies, standards and procedures.

Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.

Risk Certifications	Business Units, Business Support Units or Risk Control Units set out how they have managed and/or controlled risks in line with the risk frameworks and within Risk Appetite.

They are completed at least once a year. They also explain any action taken. This process helps ensure people can be held personally accountable.

Santander UK Group Holdings plc	75

Annual Report 2017 on Form 20-F | Risk review

RISK APPETITE (unaudited)

How we control the risks we are prepared to take

When our Board sets our strategic objectives, it is important that we are clear about the risks we are prepared to take to achieve them. We express this through our Risk Appetite Statement, which defines the amount and kind of risk we are willing to take. Our Risk Appetite and strategy are closely linked and our strategy must be achievable within the limits set out in our Risk Appetite.

The principles of our Risk Appetite

Our Risk Appetite Statement lists ten principles that we use to set our Risk Appetite.

–	We always aim to have enough financial resources to survive severe but plausible stressed economic and business conditions, as well as a very severe stress that would consume capital
–	We should be able to predict how our income and losses might vary – that is, how volatile they are. That applies to all our risks and lines of business
–	Our earnings and dividend payments should be stable, and in line with the return we aim to achieve
–	We are an autonomous business, so we always aim to have strong capital and liquidity resources
–	The way we fund our business should be based on diverse sources and duration of funding. This helps us to avoid relying too much on wholesale markets
–	We set controls on large concentrations of risk, such as to single customers or specific industries
–	There are some key risks we take, but for which we do not actively seek any reward, such as operational, conduct and regulatory, financial crime, legal and reputational risk. We take a risk-averse approach to all such risks
–	We comply with all regulations – and aim to exceed the standards they set
–	Our pay and bonus schemes should support these principles and our risk culture
–	We always aim to earn the trust of our people, customers, shareholders and communities.

How we describe the limits in our Risk Appetite

Our Risk Appetite sets out detailed limits for different types of risk, using metrics and qualitative statements.

Metrics

We use metrics to set limits on losses, capital liquidity, and concentration. We set:

–	Limits for losses for our most important risks, including credit, market, operational and conduct risk
–	Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure (economic capital)
–	Liquidity limits according to the most plausible stress scenario for our business
–	Concentration limits, to determine the maximum concentration level that we are willing to accept.

These limits apply in normal business conditions, but also when we might be experiencing a far more difficult economic environment. A good example of this might be when the UK economy is performing much worse than we expected. We refer to conditions such as this as being under stress.

There is more on economic capital and stress scenarios later in this section.

Qualitative statements

For some risks we also use qualitative statements that describe in words the appetite we want to set. For example, in conduct risk, we use them to describe our Risk Appetite for products, sales, after-sales service, and culture. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.

How we set our Risk Appetite, and stay within it

We control our Risk Appetite through our Risk Appetite Framework. Our Board approves and oversees our Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects the markets in which we operate. Our Executive Risk Control Committee is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this they monitor our performance against our Risk Appetite, business plans and budgets each month. We also use stress testing to review how our business plan performs against our Risk Appetite Statement. This shows us if we would stay within our Risk Appetite under stress conditions. It also helps us to identify any adverse trends or inconsistencies.

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

We provide a programme of communication and training for our staff which helps ensure that Risk Appetite is well understood.

76	Santander UK Group Holdings plc

> Risk governance

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

We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. One scenario looks at what might happen in a recession where the output of the economy shrinks by around 5%, unemployment reaches over 9%, and house prices fall by around 30% in a context of high inflation and interest rates rising rapidly. We use a comprehensive suite of stress scenarios to explore sensitivities to market risk, including those based on historic market events.

How we use stress testing

We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:

–	Our business plan, and its assessment against our Risk Appetite
–	Our capital strength, through our ICAAP
–	Our liquidity position, through our Internal Liquidity Adequacy Assessment Process (ILAAP)
–	Impacts on other risk types.

We use a wide range of models, approaches and assumptions. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables such as unemployment rates might affect the number of customers who might fall into arrears on their mortgage.

Our stress testing models are subject to a formal review, independent validation and approval process. We highlight the key weaknesses and related model assumptions in the approval process for each stress test. In some cases, we overlay expert judgement onto the results of our models. Where this is material to the outcome of the stress test, the approving governance committee reviews it.

We take a multi-layered approach to stress testing to capture risks at various levels. This ranges from sensitivity analysis of a single factor to a portfolio, to wider exercises that cover all risks across our entire business. We use stress testing outputs to design action plans that aim to mitigate damaging effects.

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

For more on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections.

Santander UK Group Holdings plc	77

Annual Report 2017 on Form 20-F | Risk review

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

Regulatory capital – risk-weighted assets

The table below shows the proportion of our regulatory capital risk-weighted assets we held in different parts of our business at 31 December 2017 and 2016. It is split between credit, market and operational risk against which we hold regulatory capital.

2017 compared to 2016

The distribution of risk across our business was broadly unchanged in the year. The largest category continued to be credit risk in Retail Banking, which accounted for most of our risk-weighted assets. This reflects our business strategy and balance sheet. Market risk arises primarily as part of our trading book activities in Global Corporate Banking. Our operational risk capital requirements remained small and were concentrated in our Retail Banking activities.

For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

78	Santander UK Group Holdings plc

> Credit risk

Credit risk

  Overview (unaudited)

Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.

Santander UK group level

We start by discussing credit risk at a Santander UK group level. We set out how our exposures arise, our types of customer and how we manage them, and our approach to credit risk across the credit risk lifecycle.

We then analyse our key metrics, including maximum and net exposures, credit quality, risk concentrations, credit performance and forbearance.

Business segments

Then we cover Retail Banking separately from our other segments in more detail in the sections that follow. Our other segments are Commercial Banking, Global Corporate Banking and Corporate Centre.

 Key metrics (unaudited)

NPL ratio improved to 1.42%

(2016: 1.50%)

NPL coverage ratio increased to 33%

(2016: 31%)

Impairment loss allowances increased to £940m (2016: £921m)

Average LTV of 62% (2016: 65%) on new

mortgage lending

Credit risk – Santander UK group level

SANTANDER UK GROUP LEVEL – CREDIT RISK MANAGEMENT

Exposures

Exposures to credit risk arise in our business segments from:

Retail Banking	Commercial Banking	Global Corporate Banking	Corporate Centre
– Residential mortgages, business banking, consumer (auto) finance and other unsecured lending (personal loans, credit cards, and overdrafts).	– Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.	– Loans, treasury products, and treasury markets activities.	– Asset and liability management of our balance sheet, as well as our non-core and Legacy Portfolios being run down.

– We provide these to individuals and small businesses.	– We provide these to SMEs and mid corporates, as well as Commercial Real Estate customers and Social Housing associations.	– We provide these to large corporates, and financial institutions, as well as sovereigns and other international organisations.	– Exposures include sovereign and other international organisation assets that we hold for liquidity.

Our types of customers and how we manage them

We manage credit risk across all our business segments in line with the credit risk lifecycle that we show in the next section. We tailor the way we manage risk across the lifecycle to the type of customer. We classify our customers as standardised or non-standardised:

Standardised	Non-standardised
– Mainly individuals and small businesses. Their transactions are for relatively small amounts of money, and share similar credit characteristics.	– Mainly medium and large corporate customers and financial institutions. Their transactions are for larger amounts of money, and have more diverse credit characteristics.

– In Retail Banking, Commercial Banking (for some small, non-complex corporate clients) and Corporate Centre (for our non-core portfolios).	– In Retail Banking (for some business banking transactions), Commercial Banking, Global Corporate Banking and Corporate Centre.

– We manage risk using automated decision-making tools. These are backed by teams of analysts who specialise in this type of risk.	– We manage risk through expert analysis. We support this with decision-making tools based on internal risk assessment models.

Santander UK Group Holdings plc	79

Annual Report 2017 on Form 20-F | Risk review

Our approach to credit risk

We manage our portfolios across the credit risk lifecycle, from drawing up our risk strategy, plans, budgets and limits to making sure the actual risk profile of our exposures stays in line with our plans and within our Risk Appetite. We further tailor the way we manage risk across the life cycle to the type of product. We say more on this in the Credit risk – Retail Banking and the Credit risk – other segments sections.

1. Risk strategy and planning

All relevant areas of the business work together to create our business plans. This includes Risk, Marketing, Products and Finance. We aim to balance our strategy, business goals, and financial and technical resources with our attitude to risk (our Risk Appetite). To do this, we focus particularly on economic and market conditions and forecasts, regulations, conduct considerations, profitability, returns and market share. The result is an agreed set of targets and limits that help us direct our business.

2. Assessment and origination

Managing credit risk begins with lending responsibly. That means only lending to customers who can afford to pay us back, even if things get tighter for them, and are committed to paying us back. We undertake a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We make these decisions with authority from the Board and we consider:

–	The credit quality of the customer
–	The underlying risk – and anything that mitigates it, such as netting or collateral
–	Our risk policy, limits and appetite
–	Whether we can balance the amount of risk we face with the returns we expect

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

We monitor and review our risk profile through a formal structure of governance and forums/committees across our business segments. These agree and track any steps we need to take to manage our portfolios, to make sure the impact is prompt and effective. This structure is a vital feedback tool to co-ordinate issues, trends and developments across each part of the credit risk lifecycle.

A core part of our monitoring is credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set concentration limits in line with our Risk Appetite and review them on a regular basis.

Managing concentrations of credit risk exposures is a key part of risk management. We track how concentrated our credit risk portfolios are using various criteria. These include geographical areas, economic sectors, products and groups of customers.

80	Santander UK Group Holdings plc

> Credit risk

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

For more geographical information, see the ‘Country risk exposures’ section.

Industry concentrations

As part of our approach to credit risk management and Risk Appetite, we set concentration limits by industry sector. These limits are set based on the industry outlook, our strategic aims and desired level of concentration, but also take into account any relevant limit set by Banco Santander SA.

We provide further portfolio analyses on committed exposures, which are typically higher than the balance sheet value, in the following ‘Credit risk review’ sections.

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

For a loan to exit forbearance all the following conditions must be met:

–	The loan has been forborne at least two years ago or, where the forbearance was temporary, must have returned to performing under normal contractual terms for at least two years
–	The loan has been performing under the forborne terms for at least two years
–	The account is no longer in arrears
–	The customer does not have any other debts with us which are more than 30 days in arrears.

5. Debt recovery

Sometimes, even when we have taken all reasonable and responsible steps we can to manage arrears, they prove ineffective. If this happens, we have to end our relationship with the customer and try to recover the whole debt, or as much of it as we can.

Santander UK Group Holdings plc	81

Annual Report 2017 on Form 20-F | Risk review

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

– Probability of default (PD) – how likely customers are to default. We estimate this using customer ratings or the transaction credit scores

–  Exposure at default (EAD) – how much customers will owe us if they default. We calculate this by comparing how much of their agreed credit (such as an overdraft) customers have used when they default with how much they normally use. This allows us to estimate the final extent of use of credit in the event of default

–  Loss given default (LGD) – how much we lose when customers actually default. We work this out using the actual losses on loans that default. We take into account the income we receive, including the collateral we held, the costs we incur and the recovery process timing.

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

The way we calculate impairment under IFRS changed from 1 January 2018 when IFRS 9 took effect. It uses an expected credit loss (ECL) model rather than an incurred loss model used by IAS 39. There are also differences between the ECL approach used by IFRS 9 and the EL approach used by CRD IV. For more, see ‘Future accounting developments’ in Note 1 to the Consolidated Financial Statements.
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

82	Santander UK Group Holdings plc

> Credit risk

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

	Maximum exposure				Collateral(1)
	Balance sheet asset
		Impairment loss
		allowances and
	Gross	RV & VT(2)	Net	Off-balance
	amounts	provisions	amounts	sheet	Cash	Non-cash	Netting(3)	Net exposure
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	32.8	–	32.8	–	–	–	–	32.8
Trading assets:
– Securities repurchased under resale agreements	8.9	–	8.9	–	–	(8.5)	(0.4)	–
– Debt securities	5.2	–	5.2	–	–	–	–	5.2
– Cash collateral	6.2	–	6.2	–	–	–	–	6.2
– Short-term loans	0.7	–	0.7	–	–	–	–	0.7
Total trading assets	21.0	–	21.0	–	–	(8.5)	(0.4)	12.1
Derivative financial instruments	19.9	–	19.9	–	(2.8)	–	(14.8)	2.3
Financial assets designated at fair value:
– Loans and advances to customers	1.6	–	1.6	–	–	(1.6)	–	–
– Debt securities	0.5	–	0.5	–	–	–	–	0.5
Total financial assets designated at fair value	2.1	–	2.1	–	–	(1.6)	–	0.5
Loans and advances to banks	5.9	–	5.9	1.6	–	(2.5)	–	5.0
Loans and advances to customers:(4)
– Advances secured on residential property	155.4	(0.2)	155.2	12.4	–	(167.4)(5)	–	0.2
– Corporate loans	31.0	(0.5)	30.5	17.1	–	(21.8)	–	25.8
– Finance leases	6.7	(0.1)	6.6	0.6	(0.1)	(5.8)	–	1.3
– Other unsecured loans	6.2	(0.2)	6.0	11.1	–	(0.1)	–	17.0
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1.2	–	1.2	–	–	–	–	1.2
Total loans and advances to customers	200.5	(1.0)	199.5	41.2	(0.1)	(195.1)	–	45.5
Financial investments:
– Loans and receivables securities(4)	2.2	–	2.2	0.7	–	–	–	2.9
– Available-for-sale debt securities	8.8	–	8.8	–	–	–	–	8.8
– Held-to-maturity debt securities	6.5	–	6.5	–	–	–	–	6.5
Total financial investments	17.5	–	17.5	0.7	–	–	–	18.2
Total	299.7	(1.0)	298.7	43.5	(2.9)	(207.7)	(15.2)	116.4

(1)	The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)	Residual Value (RV) and Voluntary Termination (VT) provisions.
(3)	We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Other segments – credit risk management’ section.
(4)	Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
(5)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of over-collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off-balance sheet commitments.

Santander UK Group Holdings plc	83

Annual Report 2017 on Form 20-F | Risk review

	Maximum exposure				Collateral(1)
	Balance sheet asset
		Impairment loss
		allowances and
	Gross	RV & VT(2)	Net	Off-balance
	amounts	provisions	amounts	sheet	Cash	Non-cash	Netting(2)	Net exposure
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	17.1	–	17.1	–	–	–	–	17.1
Trading assets:
– Securities repurchased under resale agreements	10.7	–	10.7	–	–	(8.6)	(2.1)	–
– Debt securities	6.2	–	6.2	–	–	–	–	6.2
– Cash collateral	6.2	–	6.2	–	–	–	–	6.2
– Short-term loans	0.9	–	0.9	–	–	–	–	0.9
Total trading assets	24.0	–	24.0	–	–	(8.6)	(2.1)	13.3
Derivative financial instruments	25.5	–	25.5	–	(2.4)	–	(17.4)	5.7
Financial assets designated at fair value:
– Loans and advances to customers	1.7	–	1.7	0.2	–	(1.8)	–	0.1
– Debt securities	0.4	–	0.4	–	–	–	–	0.4
Total financial assets designated at fair value	2.1	–	2.1	0.2	–	(1.8)	–	0.5
Loans and advances to banks	4.4	–	4.4	1.9	–	(1.5)	–	4.8
Loans and advances to customers:(4)
– Advances secured on residential property	154.7	(0.3)	154.4	10.8	–	(164.9)(5)	–	0.3
– Corporate loans	32.0	(0.4)	31.6	17.1	–	(23.1)	–	25.6
– Finance leases	6.7	(0.1)	6.6	0.4	(0.1)	(5.7)	–	1.2
– Other unsecured loans	6.2	(0.2)	6.0	11.5	–	–	–	17.5
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1.1	–	1.1	–	–	–	–	1.1
Total loans and advances to customers	200.7	(1.0)	199.7	39.8	(0.1)	(193.7)	–	45.7
Financial investments:
– Loans and receivables securities(4)	0.3	–	0.3	1.6	–	–	–	1.9
– Available-for-sale debt securities	10.4	–	10.4	–	–	–	–	10.4
– Held-to-maturity debt securities	6.6	–	6.6	–	–	–	–	6.6
Total financial investments	17.3	–	17.3	1.6	–	–	–	18.9
Total	291.1	(1.0)	290.1	43.5	(2.5)	(205.6)	(19.5)	106.0

(1)	The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)	Residual Value (RV) and Voluntary Termination (VT) provisions.
(3)	We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Other segments – credit risk management’ section.
(4)	Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
(5)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of over-collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off-balance sheet commitments.

Credit quality

Single rating scale (unaudited)

In the table below, we have used a single rating scale to ensure we are consistent across all our credit risk portfolios in how we report the risk of default. It has eight grades for non-defaulted exposures, from 9 (lowest risk) to 2 (highest risk). We define each grade by an upper and lower probability of default (PD) value and we scale the grades so that the default risk increases by a factor of ten every time the grade number drops by two steps. For example, risk grade 9 has an average PD of 0.010%, and risk grade 7 has an average PD of 0.100%. We give defaulted exposures a grade 1 and a PD value of 100%. In the final column of the table we show the approximate equivalent credit rating grade used by Standard & Poor’s Ratings Services (S&P).

	PD range
	Mid	Lower	Upper
Santander UK risk grade	%	%	%	S&P equivalent
9	0.010	0.000	0.021	AAA to AA+
8	0.032	0.021	0.066	AA to AA-
7	0.100	0.066	0.208	A+ to BBB
6	0.316	0.208	0.658	BBB- to BB
5	1.000	0.658	2.081	BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B-
2	31.623	20.811	99.999	CCC to C
1 (Default)	100.000	100.000	100.000	D

84	Santander UK Group Holdings plc

> Credit risk

Rating distribution

The tables below show the credit rating of our financial assets subject to credit risk. For more on the credit rating profiles of key portfolios, see the ‘Credit Risk – Retail Banking’ and ‘Credit Risk – other segments’ sections.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	31.8	–	–	–	–	–	–	1.0	32.8
Trading assets:
– Securities repurchased under resale agreements	–	5.7	1.5	1.7	–	–	–	–	8.9
– Debt securities	1.2	3.1	0.9	–	–	–	–	–	5.2
– Cash collateral	0.1	0.9	5.1	0.1	–	–	–	–	6.2
– Short-term loans	0.7	–	–	–	–	–	–	–	0.7
Total trading assets	2.0	9.7	7.5	1.8	–	–	–	–	21.0
Derivative financial instruments	0.4	9.9	7.6	1.5	0.4	–	–	0.1	19.9
Financial assets designated at fair value:
– Loans and advances to customers	0.3	1.2	0.1	–	–	–	–	–	1.6
– Debt securities	0.4	0.1	–	–	–	–	–	–	0.5
Total financial assets designated at fair value	0.7	1.3	0.1	–	–	–	–	–	2.1
Loans and advances to banks	1.3	1.7	1.1	0.4	–	–	–	1.4	5.9
Loans and advances to customers:(2)
– Advances secured on residential property	3.2	26.7	75.2	35.2	6.2	4.5	4.4	–	155.4
– Corporate loans	1.7	5.1	2.1	4.6	9.6	5.1	1.5	1.3	31.0
– Finance leases	–	–	0.4	1.3	2.0	1.8	1.1	0.1	6.7
– Other unsecured loans	–	0.1	0.8	1.6	1.6	0.7	0.5	0.9	6.2
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	–	–	–	–	–	–	–	1.2	1.2
Total loans and advances to customers	4.9	31.9	78.5	42.7	19.4	12.1	7.5	3.5	200.5
Financial investments:
– Loans and receivables securities(2)	1.9	0.1	0.2	–	–	–	–	–	2.2
– Available-for-sale debt securities	6.5	1.9	0.4	–	–	–	–	–	8.8
– Held-to-maturity debt securities	6.5	–	–	–	–	–	–	–	6.5
Total financial investments	14.9	2.0	0.6	–	–	–	–	–	17.5
	56.0	56.5	95.4	46.4	19.8	12.1	7.5	6.0	299.7
Impairment loss allowances and RV & VT provisions(5)									(1.0)
Total									298.7

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	31.8	–	–	–	–	–	–	1.0	32.8
– Trading assets	2.0	9.7	7.5	1.8	–	–	–	–	21.0
– Derivative financial instruments	0.4	9.9	7.6	1.5	0.4	–	–	0.1	19.9
– Financial assets designated at fair value	0.7	1.3	0.1	–	–	–	–	–	2.1
– Loans and advances to banks	1.3	1.7	1.1	0.4	–	–	–	1.4	5.9
– Loans and advances to customers	4.9	31.9	78.5	42.7	19.3	12.1	3.8	3.5	196.7
– Financial investments	14.9	2.0	0.6	–	–	–	–	–	17.5
Total neither past due nor impaired	56.0	56.5	95.4	46.4	19.7	12.1	3.8	6.0	295.9
Past due but not impaired(3)	–	–	–	–	0.1	–	2.4	–	2.5
Impaired(4)	–	–	–	–	–	–	1.3	–	1.3
	56.0	56.5	95.4	46.4	19.8	12.1	7.5	6.0	299.7
Impairment loss allowances and RV & VT provisions(5)									(1.0)
Total									298.7

(1)	Other items include cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(3)	Balances include mortgage loans in arrears which have been assessed for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.
(4)	Impaired loans are loans we have assessed for observed impairment loss allowances. This included loans individually assessed for impairment of £713m.
(5)	Residual Value (RV) and Voluntary Termination (VT) provisions.

Santander UK Group Holdings plc	85

Annual Report 2017 on Form 20-F | Risk review

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	15.9	–	–	–	–	–	–	1.2	17.1
Trading assets:
– Securities repurchased under resale agreements	–	5.4	4.2	0.9	0.2	–	–	–	10.7
– Debt securities	2.8	1.5	0.3	1.6	–	–	–	–	6.2
– Cash collateral	–	1.5	4.3	0.4	–	–	–	–	6.2
– Short-term loans	0.8	–	–	–	0.1	–	–	–	0.9
Total trading assets	3.6	8.4	8.8	2.9	0.3	–	–	–	24.0
Derivative financial instruments	1.1	10.4	9.9	3.4	0.6	–	–	0.1	25.5
Financial assets designated at fair value:						–	–
– Loans and advances to customers	0.6	0.5	0.6	–	–	–	–	–	1.7
– Debt securities	–	0.1	–	0.3	–	–	–	–	0.4
Total financial assets designated at fair value	0.6	0.6	0.6	0.3	–	–	–	–	2.1
Loans and advances to banks	1.7	1.5	0.5	0.2	–	–	–	0.5	4.4
Loans and advances to customers:(2)
– Advances secured on residential property	2.1	23.8	74.0	37.8	6.8	5.3	4.9	–	154.7
– Corporate loans	3.3	3.2	1.6	10.5	7.4	3.7	0.9	1.4	32.0
– Finance leases	–	–	0.4	1.3	2.0	1.9	1.0	0.1	6.7
– Other unsecured loans	–	–	0.2	1.5	2.4	0.9	0.4	0.8	6.2
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1.1	–	–	–	–	–	–	–	1.1
Total loans and advances to customers	6.5	27.0	76.2	51.1	18.6	11.8	7.2	2.3	200.7
Financial investments:
– Loans and receivables securities(2)	0.1	–	0.2	–	–	–	–	–	0.3
– Available-for-sale debt securities	7.8	1.8	0.7	–	–	–	–	0.1	10.4
– Held-to-maturity debt securities	6.6	–	–	–	–	–	–	–	6.6
Total financial investments	14.5	1.8	0.9	–	–	–	–	0.1	17.3
	43.9	49.7	96.9	57.9	19.5	11.8	7.2	4.2	291.1
Impairment loss allowances and RV & VT provisions(5)									(1.0)
Total									290.1

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	15.9	–	–	–	–	–	–	1.2	17.1
– Trading assets	3.6	8.4	8.8	2.9	0.3	–	–	–	24.0
– Derivative financial instruments	1.1	10.4	9.9	3.4	0.6	–	–	0.1	25.5
– Financial assets designated at fair value	0.6	0.6	0.6	0.3	–	–	–	–	2.1
– Loans and advances to banks	1.7	1.5	0.5	0.2	–	–	–	0.5	4.4
– Loans and advances to customers	6.5	27.0	76.2	51.1	18.5	11.7	3.3	2.3	196.6
– Financial investments	14.5	1.8	0.9	–	–	–	–	0.1	17.3
Total neither past due nor impaired	43.9	49.7	96.9	57.9	19.4	11.7	3.3	4.2	287.0
Past due but not impaired(3)	–	–	–	–	0.1	0.1	2.5	–	2.7
Impaired(4)	–	–	–	–	–	–	1.4	–	1.4
	43.9	49.7	96.9	57.9	19.5	11.8	7.2	4.2	291.1
Impairment loss allowances and RV & VT provisions(5)									(1.0)
Total									290.1

(1)	Other items include cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(3)	Balances include mortgage loans in arrears which have been assessed for IBNO losses as described in Note 1 to the Consolidated Financial Statements.
(4)	Impaired loans are loans we have assessed for observed impairment loss allowances. This included loans individually assessed for impairment of £578m.
(5)	Residual Value (RV) and Voluntary Termination (VT) provisions.

Age of loans and advances that are past due but not impaired

At 31 December 2017, loans and advances of £2.5bn (2016: £2.7bn) were past due but not impaired. Of these balances, £0.1bn (2016: £0.1bn) were less than 1 month overdue, £0.7bn (2016: £0.8bn) were 1 to 2 months overdue, £0.4bn (2016: £0.5bn) were 2 to 3 months overdue, £0.7bn (2016: £0.7bn) were 3 to 6 months overdue, and £0.6bn (2016: £0.6bn) were greater than 6 months overdue.

86	Santander UK Group Holdings plc

> Credit risk

Credit performance

The customer loans in the tables below and in the remainder of the ‘Credit risk’ section are presented differently from the balances in the Consolidated Balance Sheet. The main difference is that the customer loans below exclude inter-company balances. We disclose transactions with related parties in Note 36 to the Consolidated Financial Statements. In addition, customer loans are presented on an amortised cost basis and exclude interest we have accrued but not charged to customers’ accounts yet.

						Impairment
	Customer loans	NPLs(1)(2)	NPL ratio(3)	NPL coverage(4)	Gross write-offs	loss allowances
2017	£bn	£m	%	%	£m	£m
Retail Banking:	169.0	2,105	1.25	23	195	491
– of which mortgages	154.9	1,868	1.21	12	22	225
Commercial Banking	19.4	383	1.97	51	35	195
Global Corporate Banking	6.0	340	5.67	69	–	236
Corporate Centre	5.9	20	0.34	90	23	18
	200.3	2,848	1.42	33	253	940

2016
Retail Banking:	168.6	2,340	1.39	25(5)	210	583(5)
– of which mortgages	154.3	2,110	1.37	13	33	279
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	–	57
Corporate Centre	6.5	73	1.12	84	51	61
	200.2	2,994	1.50	31(5)	271	921(5)

Of which: Corporate lending
2017	27.3	838	3.07	58	56	485
2016	27.4	689	2.51	48	34	334

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	All NPLs continue accruing interest.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the incurred but not observed provision) as well as NPLs, so the ratio can exceed 100%.
(5)	In the first half of 2017, we reclassified our provisions for residual value and voluntary termination from the consumer (auto) finance impairment loss allowance. In order to facilitate comparison with the current period, the 31 December 2016 consumer (auto) finance loan loss allowance and NPL coverage ratio were amended. This reclassification was also reflected in the Retail Banking loan loss allowance and NPL coverage ratios.

Corporate lending comprises the business banking portfolio of our Retail Banking segment, and our Commercial Banking and Global Corporate Banking segments.

2017 compared to 2016 (unaudited)

The NPL ratio improved 8bps to 1.42%, supported by our predictable medium-low risk profile, proactive management actions and the ongoing resilience of the UK economy.

–	The Retail Banking NPL ratio improved to 1.25%, with a decrease in mortgage NPLs as a result of the ongoing resilience of the UK economy and our strong risk management practices. The loan loss rate remained low at 0.02% (2016: 0.01%).
–	The NPL ratio for Commercial Banking improved to 1.97%, primarily due to the full repayment of three impaired loans and the write-off of some pre- 2009 vintages. The loan loss rate improved to 0.07% (2016: 0.15%).
–	The Global Corporate Banking NPL ratio of 5.67% was severely impacted by the Carillion plc loans that moved to non-performance in the year.
–	The Corporate Centre NPL ratio decreased to 0.34%, reflecting management of non-core corporate and legacy portfolios.

For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other segments – credit risk review’ sections.

Santander UK Group Holdings plc	87

Annual Report 2017 on Form 20-F | Risk review

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

	2017							2016
			Financial							Financial
			institutions							institutions
		Government							Government
	Governments	guaranteed	Banks(1)	Other	Retail	Corporate	Total(2)	Governments	guaranteed	Banks(1)	Other	Retail	Corporate	Total(2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Eurozone
Ireland	–	–	0.2	1.1	–	0.8	2.1	–	–	0.5	0.4	–	0.5	1.4
Italy	0.4	–	–	0.1	–	0.1	0.6	1.0	–	–	0.1	–	0.2	1.3
Spain (excl. Santander)	–	–	0.3	0.1	–	0.1	0.5	–	–	0.3	0.1	–	0.2	0.6
Portugal	–	–	0.1	–	–	–	0.1	–	–	0.1	–	–	–	0.1
France	–	0.3	2.0	0.2	–	2.2	4.7	0.1	0.3	1.8	0.2	–	0.1	2.5
Germany	–	–	2.8	–	–	0.1	2.9	–	–	2.5	–	–	–	2.5
Luxembourg	–	–	–	1.3	–	0.4	1.7	–	–	–	2.3	–	0.3	2.6
Other(3)	0.3	–	1.1	0.2	–	1.4	3.0	0.3	–	1.1	0.3	–	1.1	2.8
	0.7	0.3	6.5	3.0	–	5.1	15.6	1.4	0.3	6.3	3.4	–	2.4	13.8
Other countries
UK	44.7	–	9.1	13.0	191.3	42.9	301.0	33.6	0.4	12.0	13.5	189.1	41.3	289.9
US	6.3	0.1	8.2	2.3	–	0.1	17.0	4.8	0.2	10.6	2.5	–	0.1	18.2
Japan(4)	3.0	–	2.6	0.2	–	0.8	6.6	2.8	–	3.2	0.1	–	1.4	7.5
Switzerland	0.2	–	0.2	–	–	0.2	0.6	0.2	–	0.1	–	–	0.2	0.5
Denmark	–	–	0.1	–	–	0.4	0.5	–	–	0.1	–	–	0.4	0.5
Russia	–	–	–	–	–	–	–	–	–	–	0.1	–	–	0.1
Other	0.1	–	2.3	0.9	–	1.9	5.2	0.1	–	2.6	0.6	–	2.3	5.6
	54.3	0.1	22.5	16.4	191.3	46.3	330.9	41.5	0.6	28.6	16.8	189.1	45.7	322.3
Total	55.0	0.4	29.0	19.4	191.3	51.4	346.5	42.9	0.9	34.9	20.2	189.1	48.1	336.1

(1)	Excludes balances with central banks.
(2)	Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets. Loans are included gross of credit provisions.
(3)	Includes The Netherlands of £1.8bn (2016: £1.4bn), Cyprus of £nil (2016: £28m), Greece of £nil (2016: £nil).
(4)	Balances are mainly equity instruments listed in Japan and reverse repos with Japanese banks, held as part of our Short Term Markets business. The equity exposures are hedged using derivatives and the additional reverse repos are fully collateralised.

Balances with other Banco Santander companies

We deal with other Banco Santander companies in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. This is done on the same terms as for similar transactions with third parties. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander companies. We conduct these activities in a way that manages the credit risk within limits acceptable to the PRA. At 31 December 2017 and 2016, we had gross balances with other Banco Santander companies as follows:

	2017				2016
	Financial institutions				Financial institutions
	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	4.4	–	–	4.4	2.1	–	–	2.1
UK	–	1.3	–	1.3	–	1.1	–	1.1
Chile	–	–	–	–	0.1	–	–	0.1
Other <£100m	–	–	–	–	0.2	–	–	0.2
	4.4	1.3	–	5.7	2.4	1.1	–	3.5
Liabilities
Spain	5.1	0.3	0.1	5.5	3.1	0.3	0.1	3.5
UK	0.1	0.2	0.1	0.4	–	0.2	0.1	0.3
Uruguay	0.1	–	–	0.1	0.2	–	–	0.2
Chile	–	–	–	–	0.1	–	–	0.1
Other <£100m	–	0.1	–	0.1	0.2	0.1	–	0.3
	5.3	0.6	0.2	6.1	3.6	0.6	0.2	4.4
We consider the dissolution of the eurozone and widespread redenomination of our euro-denominated assets and liabilities to be highly improbable. However, we have analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that would be implemented. It is not possible to predict what the total financial impact on us might be. Determining which balances would be legally redenominated is complex and depends on a number of factors, including the precise exit scenario. This is because the effects on contracts of a disorderly exit or one sanctioned under EU law may differ. We monitor these risks and have taken steps to mitigate them.

88	Santander UK Group Holdings plc

> Credit risk

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

Business banking – This portfolio is comprised of small businesses with an annual turnover of up to £6.5m per annum.

Consumer (auto) finance and other unsecured lending – Consumer (auto) finance includes financing for cars, vans, motorbikes and caravans – so long as they are privately bought. Other unsecured lending includes personal loans, credit cards and bank account overdrafts.

RETAIL BANKING – CREDIT RISK MANAGEMENT

For more on our approach to credit risk at a Santander UK group level See pages 79 to 82

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

Santander UK Group Holdings plc	89

Annual Report 2017 on Form 20-F | Risk review

Credit profile

We look at each customer’s credit profile and signs of how reliable they are at repaying credit. When they apply, we use the data they give us, and:

–	Credit policy: these are our rules and guidelines. We review them regularly to make sure our decisions are consistent and fair, and align to the risk profile we want. For secured lending, we look at the property and the LTV as well as the borrower
–	Credit scores: based on statistics about the factors that make people fail to pay off debt. We use them to build models of what is likely to happen in the future. These models give a credit score to the customer or the loan they want, to show how likely it is to be repaid. We regularly review them
–	Credit reference agencies: data from credit reference agencies about how the borrower has handled credit in the past
–	Other Santander accounts: we look at how the customer is using their other accounts with us.

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

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description
Residential mortgages	Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, we get an approved surveyor to value the property. We have our own guidelines for valuations, which build on guidance from the Royal Institution of Chartered Surveyors (RICS). For remortgages and some loans where the LTV is 75% or less, we might use an automated valuation instead.
Business banking	Includes secured and unsecured lending. We can take mortgage debentures as collateral if the business is incorporated. These are charges over a company’s assets. We can also take guarantees, but we do not treat them as collateral, and we do not put a cash value on them unless they are secured against a tangible asset. We base our lending decision on the customer’s trading cash flow. If a customer defaults, we work with them to consider debt restructuring options. We generally do not enforce our security over their assets except as a last resort. In which case we might appoint an administrator or receiver.
Consumer (auto) finance	Collateral is in the form of legal ownership of the vehicle for most consumer (auto) finance loans, with the customer being the registered keeper. Only a very small proportion of the consumer (auto) finance business is underwritten as a personal loan. In these cases there is no collateral or security tied to the loan. We use a leading vehicle valuation company to assess the LTV at the proposal stage.
Unsecured lending	Unsecured lending means there is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.

3. Monitoring

Our risk assessment does not end once we have made the decision to lend. We monitor credit risk across the credit risk lifecycle, mainly using IT systems. There are three main parts:

–	Behaviour scoring: we use statistical models that help to predict whether the customer will have problems repaying, based on data about how they use their accounts
–	Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models. We also buy services like proprietary scorecards or account alerts, which tell us as soon as the customer does something that concerns us (such as missing a payment to another bank)
–	Other Santander accounts: every month, we also look at how the customer is using their other accounts with us, so we can identify problems early.

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

Our day-to-day retail credit risk monitoring relies on a mix of product, customer and portfolio performance measures as described above. However, changes in the wider UK macro-economy also have an impact on our retail portfolios. In response to the increased uncertainty in the economic landscape in 2017, we introduced a Retail Risk Playbook tolerance framework to enhance our day-to-day risk monitoring. This is a formal, structured framework that sets out the macroeconomic variables that are most relevant to retail portfolio performance. We monitor these variables against the related forecasts that we have used in our business plans. If the economy deviates materially from our forecasts we will formally review and reconsider our retail risk management policy and strategy. This framework will remain in place for as long as we consider is necessary.

4. Arrears management

We have several strategies for managing arrears and these can be used before the customer has formally defaulted, or as early as the day after a missed payment. We assess the problems a customer is having, so we can offer them the right help to bring their account up-to-date as soon as possible.

The strategy we use depends on the risk and the customer’s circumstances. We provide a range of tools to assist customers in reaching an affordable and acceptable solution. That could mean visiting the customer, offering debt counselling by a third party, or paying off the debt using money from their other accounts with us (where we have the right to do so).

90	Santander UK Group Holdings plc

> Credit risk

Forbearance

If a customer lets us know they are having financial difficulty, we aim to come to an arrangement with them before they actually default. Their problems can be the result of losing their job, falling ill, a relationship breaking down, or the death of someone close to them.

Forbearance is mainly for mortgages and unsecured loans. We offer forbearance in line with our risk policies, and on a case by case basis to ensure we continue to lend responsibly and help customers be able to continue to afford their payments. We may offer the following types of forbearance, but only if our assessments show the customer can meet the revised payments:

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

Term extension	We can extend the term of the loan, making each monthly payment smaller. At a minimum, we expect the customer to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term. We may offer this option if the customer is up-to-date with their payments, but showing signs of financial difficulties. For mortgages, the customer must also meet our policies for maximum loan term and age when they finish repaying (usually no more than 75).
Interest-only	In the past, if it was not possible or affordable for a customer to have a term extension, we may have agreed to let them pay only the interest on the loan for a short time – usually less than a year. We only agreed to this where we believed their financial problems were temporary and they were likely to recover. Since March 2015 we no longer provide this option as a concession. Instead, interest-only is only offered as a short-term standard collections arrangement. We now record any related shortfall in monthly payments as arrears and report them to the credit reference agencies. As a result, we no longer classify new interest-only arrangements agreed since March 2015 as forbearance. We continue to manage and report all interest-only arrangements offered before this date as forbearance.
Reduced payment arrangements	We can suspend overdraft fees and charges while the customer keeps to a plan to reduce their overdraft each month.

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

Other changes in contract terms

Apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer. These customers showed no signs of financial difficulties at the time, so we do not classify the contract changes as forbearance, and most of the loans were repaid without any problems. We do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers experiencing insolvency or bankruptcy.

5. Debt recovery

When a customer cannot or will not keep to an agreement for paying off their arrears, we consider recovery options. We only do this once we have tried to get the account back in order. To recover what we are owed, we may use a debt collection agency, sell the debt to another company, or take the customer to court.

For secured retail loans (most of which are mortgages), we can delay legal action. That can happen if the customer shows evidence that they will be able to pay off the mortgage or pay back the arrears. We aim to repossess only as a last resort when other options have been exhausted or if necessary to protect the property from damage or third party claims.

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

We assess and review our impairment loss allowances regularly and have them independently reviewed. We look at a number of factors, including the cash flow available to service debt. We also use an agency to value any collateral – mainly mortgages.

Santander UK Group Holdings plc	91

Annual Report 2017 on Form 20-F | Risk review

RETAIL BANKING – CREDIT RISK REVIEW

RESIDENTIAL MORTGAGES

We offer mortgages to people who want to buy a property, and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small amount of lending in the Isle of Man and Jersey.

2017 compared to 2016 (unaudited)

Credit risk is at very low levels historically. The benign credit environment has supported our customers and helped to reduce credit risk. In particular, unemployment has been below 5% for 2 years. From our experience we know that unemployment is one of the most important factors in defaults on mortgages, our biggest loan book. Whilst the UK market continues to show resilience, we are cautious on the outlook in light of recent economic uncertainty.

Mortgage lending increased £0.6bn in 2017 (2016: £1.5bn), driven by management pricing actions in a competitive environment and an ongoing focus on customer service and retention. Mortgage gross lending was £25.5bn (2016: £25.8bn) and we retained 78% of mortgages reaching the end of their incentive period.

Borrower profile

In this table, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are external customers who are remortgaging with us. We have not included internal remortgages, further advances and any flexible mortgage drawdowns in the new business figures.

	Stock				New business
	2017		2016		2017		2016
	£m	%	£m	%	£m	%	£m	%
First-time buyers	28,768	19	29,143	19	4,046	17	4,193	17
Home movers	68,901	44	68,158	44	10,730	44	11,072	45
Remortgagers	50,473	33	50,325	33	8,071	33	7,092	29
Buy-to-let	6,802	4	6,648	4	1,371	6	2,212	9
	154,944	100	154,274	100	24,218	100	24,569	100

In addition to the new business included in the table above, there were £26.0bn (2016: £18.1bn) of internal remortgages where we kept existing customers with maturing products on new mortgages. We also provided £1.3bn (2016: £1.2bn) of further advances and flexible mortgage drawdowns.

2017 compared to 2016 (unaudited)

The mortgage borrower mix remained broadly unchanged, reflecting underlying stability in target market segments, product pricing and distribution strategy. We helped 24,000 first-time buyers (£4.0bn of gross lending) purchase their new home.

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	2017		2016
	£m	%	£m	%
Fixed rate	102,268	66	91,817	59
Variable rate	29,370	19	33,627	22
Standard Variable Rate (SVR)	23,306	15	28,830	19
	154,944	100	154,274	100

2017 compared to 2016 (unaudited)

The proportion of SVR loan balances decreased to 15%, including attrition of £5.5bn (2016: £7.0bn). This was driven by customer refinancing and sentiment over expected future interest rate movements.

Geographical distribution

The geographical distribution of our mortgage asset stock was:

	Stock		New business
	2017	2016	2017	2016
UK region	£bn	£bn	£bn	£bn
London	37.6	37.2	5.8	6.7
Midlands and East Anglia	20.6	20.6	3.4	3.2
North	22.2	22.8	3.0	3.0
Northern Ireland	3.6	3.8	0.2	0.2
Scotland	6.8	7.0	1.0	0.9
South East excluding London	47.2	46.1	8.2	8.1
South West, Wales and other	16.9	16.8	2.6	2.5
	154.9	154.3	24.2	24.6

2017 compared to 2016 (unaudited)

The geographical distribution of the lending profile of the portfolio continued to represent a broad footprint across the UK, whilst maintaining a concentration around London and the South East.

92	Santander UK Group Holdings plc

> Credit risk

Larger loans

The mortgage asset stock of larger loans was:

	South East including London		UK
	2017	2016	2017	2016
Stock – individual mortgage loan size	£m	£m	£m	£m
<£0.25m	46,766	48,355	107,050	110,415
£0.25m to £0.50m	27,562	25,040	36,083	32,871
£0.50m to £1.0m	9,214	8,438	10,535	9,668
£1.0m to £2.0m	1,046	1,099	1,111	1,161
>£2.0m	163	157	165	159
	84,751	83,089	154,944	154,274

At 31 December 2017, there were 64 (2016: 65) individual mortgages greater than £2.0m. In 2017, there were 13 (2016: 13) new mortgages over £2.0m.

Average loan size for new business

The average loan size for new business in 2017 and 2016 was:

	2017	2016
UK region	£000	£000
South East including London	260	264
Rest of the UK	146	144
UK as a whole	196	198

The loan-to-income multiple of mortgage lending during the year, representing average earnings of new business at inception, was 3.16 (2016: 3.16).

Loan-to-value analysis

This table shows the LTV distribution for our mortgage stock, NPL stock and new business. We use our estimate of the property value at the balance sheet date. We include fees added to the loan in the calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	2017			2016
		Of which:			Of which:
	Stock	NPL stock	New business	Stock	NPL stock	New business
LTV	%	%	%	%	%	%
Up to 50%	48	44	19	46	39	17
>50-75%	39	34	43	41	36	43
>75- 85%	8	8	19	8	9	23
>85-100%	4	7	19	4	8	17
>100%	1	7	–	1	8	–
	100	100	100	100	100	100
Collateral value of residential properties(1)(2)	£154,721m	£1,824m	£24,218m	£153,989m	£2,043m	£24,569m

	%	%	%	%	%	%
Simple average(3) LTV (indexed)	42	44	62	43	46	65
Valuation weighted average(4) LTV (indexed)	38	38	58	39	40	60

(1)	Includes collateral against loans in negative equity of £1,248m at 31 December 2017 (2016: £1,588m).
(2)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of over-collateralisation (where the collateral has a higher value than the loan balance).
(3)	Total of all LTV% divided by the total of all accounts.
(4)	Total of all loan values divided by the total of all valuations.

At 31 December 2017, the parts of the loans in negative equity which were effectively uncollateralised before taking account of impairment loss allowances reduced to £223m (2016: £285m).

Credit performance

	2017 £m	2016 £m
Mortgage loans and advances to customers of which:	154,944	154,274
Performing(1)	151,948	150,895
Early arrears:	1,128	1,269
– 31 to 60 days	702	793
– 61 to 90 days	426	476
NPLs:(2)	1,868	2,110
– By arrears	1,427	1,578
– By bankruptcy	14	21
– By maturity default	303	316
– By forbearance	95	160
– By properties in possession (PIPs)	29	35
Impairment loss allowances	225	279
Early arrears ratio(3)	0.73%	0.82%
NPL ratio(4)	1.21%	1.37%
Coverage ratio(5)	12%	13%

(1)	Excludes mortgages where the customer did not pay for between 31 and 90 days, arrears, bankruptcy, maturity default, forbearance and PIPs NPLs. Includes £2,661m of mortgages (2016: £2,959m) where the customer did not pay for 30 days or less.
(2)	We define NPLs in the ‘Credit risk management’ section. All NPLs are in the UK and continue accruing interest.
(3)	Mortgages in early arrears as a percentage of mortgages.
(4)	Mortgage NPLs as a percentage of mortgages.
(5)	Impairment loss allowances as a percentage of NPLs.

Santander UK Group Holdings plc	93

Annual Report 2017 on Form 20-F | Risk review

NPL movements in 2017

We analyse NPL movements in 2017 in the table below. ‘Entries’ are loans which we have classified as NPL in the year and exclude ‘Policy entries’ that are due to definition changes. ‘PIP sales’ are loans that have been legally discharged when we have sold the property, and include any written-off portion. ‘Exits’ are loans that have been repaid (in full or in part), and loans that have returned to performing status. Forbearance activity does not change the NPL status.

£m
At 1 January 2017	2,110
Entries	817
PIP sales	(66)
Exits	(993)
At 31 December 2017	1,868

2017 compared to 2016 (unaudited)

Mortgage NPLs decreased to £1,868m (2016: £2,110m) and the NPL ratio decreased to 1.21% (2016: 1.37%). Lower NPL and coverage ratios were driven by the ongoing resilience of the UK economy and our strong risk management practices.

Forbearance(1)

The balances at 31 December 2017 and 2016, analysed by their payment status at the year-end and the forbearance we applied, were:

					Impairment
	Capitalisation	Term extension	Interest-only	Total	loss allowances
2017	£m	£m	£m	£m	£m
In arrears	260	63	175	498	22
Performing	392	178	407	977	5
	652	241	582	1,475	27
Proportion of portfolio	0.4%	0.2%	0.4%	1.0%

2016
In arrears	293	78	226	597	24
Performing	466	222	481	1,169	7
	759	300	707	1,766	31
Proportion of portfolio	0.5%	0.2%	0.4%	1.1%

(1)	We base forbearance type on the first forbearance on the accounts.

2017 compared to 2016 (unaudited)

In 2017, the accounts in forbearance decreased, with the proportion of the mortgage portfolio in forbearance reducing slightly to 1.0% (2016: 1.1%).

–	At 31 December 2017, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments increased slightly to 78% (2016: 74%).
–	The weighted average LTV of all accounts in forbearance was 35% (2016: 36%) compared to the weighted average portfolio LTV of 38% (2016: 39%).
–	At 31 December 2017, the carrying value of mortgages classified as multiple forbearance decreased to £123m (2016: £128m)
–	At 31 December 2017, impairment loss allowances as a percentage of the overall mortgage portfolio were 0.15% (2016: 0.18%). The equivalent ratio for performing accounts in forbearance was 0.50% (2016: 0.60%), and for accounts in arrears in forbearance was 4.40% (2016: 4.02%). The higher ratios for accounts in forbearance reflect the higher levels of impairment loss allowances we hold on these accounts. This reflects the higher risk on them.

Other changes in contract terms

At 31 December 2017, there were £4.7bn (2016: £5.1bn) of other mortgages on the balance sheet that we had modified since January 2008. We agreed these modifications in order to keep a good relationship with the customer. The customers were not showing any signs of financial difficulty at the time, so did not classify these changes as forbearance.

We keep the performance and profile of the accounts under review. At 31 December 2017:

–	The average LTV was 33% (2016: 35%) and 95% (2016: 94%) of accounts had made their last six months’ contractual payments
–	The proportion of accounts that were 90 days or more in arrears was 1.52% (2016: 1.57%).

94	Santander UK Group Holdings plc

> Credit risk

RESIDENTIAL MORTGAGES - PORTFOLIOS OF PARTICULAR INTEREST

Introduction (unaudited)

We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans and part interest-only, part repayment loans	With an interest-only mortgage, the customer pays the interest every month but does not repay the money borrowed (the principal) until the end of the mortgage. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage. Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part. This means there is a higher credit risk on these loans as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this credit risk. We also make sure the customer has a plausible repayment plan before we lend to them, and remains on track for the life of the loan.

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

In 2013, we contacted all our customers whose mortgages were due to mature before 2020. Since 2016, we have extended these campaigns to periodically contact all interest-only customers. We increase our contact frequency as customers approach term maturity. Outside of sending out annual mortgage statements, we contact more than 100,000 interest-only customers per year.

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

This is an area of interest in order to identify customers who might be using these facilities to self-forbear (such as regularly drawing down small amounts). If there is any sign that the credit risk has significantly increased, we reflect this in our provision calculations.
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

We monitor existing accounts with LTVs >100% as part of our assessment of ongoing portfolio performance. We design new account LTV maximums to mitigate an increase in the volume of accounts with an LTV >100%.
Buy-to-Let (BTL) loans	Given that we have a relatively small share of the BTL market, we believe that we still have an opportunity to grow our presence in a controlled manner. We focus on non-professional landlords (landlords with a small number of properties), as this segment is more closely aligned with residential mortgages and covers most of the BTL market. Our policy is that BTL mortgages should finance themselves, with the rent covering the mortgage payments and other costs. Even so, there is always the risk that income from the property may not cover the costs, for example, if the landlord cannot find tenants for a while.

In recent years, we have refined our BTL proposition to appeal to a wider catchment, and we have improved our systems to cater for this segment. We have prudent lending criteria, and specific policies for BTL. We only lend to non-professional landlords, to a maximum 75% LTV. The first applicant must earn a minimum income of £25,000 per year, and we require evidence of income in all cases.

We also use a BTL affordability rate as part of our assessment about whether or not to lend. This means that the rental income must cover the monthly mortgage interest payments by a prescribed amount when calculated using a stressed interest rate. The prescribed amount is regularly reviewed and adjusted as necessary.

Santander UK Group Holdings plc	95

Annual Report 2017 on Form 20-F | Risk review

Credit performance

		Segment of particular interest(1)
			Part interest-
			only, part				Other
	Total	Interest-only	repayment	Flexible(2)	LTV >100%	Buy-to-let	portfolio
2017	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	154,944	38,893	13,794(3)	14,787	1,472	6,802	95,779
Performing	151,948	37,505	13,379	14,440	1,303	6,768	94,772
Early arrears:
– 31 to 60 days	702	317	94	67	22	9	296
– 61 to 90 days	426	203	58	35	15	4	168
NPLs	1,868	868	263	245	132	21	543
NPL ratio	1.21%	2.23%	1.91%	1.66%	8.97%	0.31%	0.57%
PIPs	29	17	5	3	10	1	6

2016
Mortgage portfolio	154,274	41,707	14,535(3)	16,853	1,873	6,648	90,570
Performing	150,895	40,185	14,066	16,472	1,661	6,621	89,483
Early arrears:
– 31 to 60 days	793	360	111	71	33	7	314
– 61 to 90 days	476	224	70	45	22	2	191
NPLs	2,110	938	288	265	157	18	582
NPL ratio	1.37%	2.25%	1.98%	1.57%	8.38%	0.27%	0.64%
PIPs	35	15	7	4	13	1	9

(1)	Where a loan falls into more than one category, we have included it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(3)	Mortgage balance includes both the interest-only part of £10,121m (2016: £10,560m) and the non-interest-only part of the loan.

2017 compared to 2016 (unaudited)

–	In 2017, the value and proportion of interest-only loans together with part interest-only, part repayment loans and flexible loans reduced, reflecting our strategy to manage down the overall exposure to these lending profiles.
–	BTL mortgage balances increased £0.2bn to £6.8bn (2016: £6.6bn). We continue to focus our BTL book on non-professional landlords, as this segment is closely aligned with mortgages and accounts for the majority of the volume in the BTL market. In 2017, we completed 7,500 BTL mortgages, representing 6% of the value of our new business flow, at an average LTV of 61%.

Interest-only sub analysis (unaudited)

Full interest-only new business in the year

	2017	2016
	£m	£m
Full interest-only loans	2,698	3,404

Full interest-only maturity profile

	Term	Within	Between	Between	Greater than
	expired	2 years	2 - 5 years	5 - 15 years	15 years	Total
2017	£m	£m	£m	£m	£m	£m
Full interest-only portfolio	509	1,585	3,508	21,803	11,488	38,893
of which value weighted average LTV (indexed) is >75%	47	147	255	2,318	948	3,715

2016
Full interest-only portfolio	506	1,884	3,308	21,154	14,855	41,707
of which value weighted average LTV (indexed) is >75%	36	241	239	2,483	1,957	4,956

2017 compared to 2016 (unaudited)

For full interest-only mortgages, of the total £509m that was term expired at 31 December 2017, 90% continued to pay the interest due under the expired contract terms. Interest-only mortgages that matured in 2017 totalled £859m, of which:

–	£466m was subsequently repaid
–	£nil was refinanced under normal credit terms
–	£28m was refinanced under forbearance arrangements
–	£365m remained unpaid and was classified as term expired at 31 December 2017.

At 31 December 2017, there were 93,779 (2016: 103,213) flexible mortgage customers, with undrawn facilities of £6,192m (2016: £6,373m). The portfolio’s value weighted LTV (indexed) was 31% (2016: 31%).

Forbearance(1)(2)

The balances at 21 December 2017 and 2016 were:

	Interest-only(3)	Flexible	LTV >100%	Buy-to-Let
	£m	£m	£m	£m
2017	208	34	–	8
2016	322	56	–	9

(1)	The figures reflect the amount of forbearance in the year, regardless of whether any forbearance on the accounts before.
(2)	Where a loan falls into more than one category, we have included it in all the categories that apply.
(3)	Comprises full interest-only loans and part interest-only, part repayment loans.

96	Santander UK Group Holdings plc

> Credit risk

BUSINESS BANKING

2017 compared to 2016 (unaudited)

–	NPLs increased by 6% to £115m (2016: £108m) with a NPL ratio of 6.01% (2016: 4.64%).
–	Following a periodic review in 2017, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was £200m and prior periods have not been amended.

Within our Retail Banking segment we provide business banking services through the Santander Business franchise to small businesses with a turnover of up to £6.5m per annum. We offer current accounts, savings accounts, card acceptance services, insurance and loans.

In 2017, we embedded a new operating model and streamlined our portfolio to provide more capacity and enable greater support to our customers. We also introduced a fast track process for asset finance up to £150,000 and simplified the credit application process for smaller exposures to facilitate quicker lending decisions.

Our business banking customers are an integral part of the UK economy and our dedication to meeting their everyday banking needs has seen us recognised as Best Business Current Account Provider by Moneyfacts for the last 15 years.

We have also been recognised as the Business Bank of the Year for three years running by Moneyfacts and Most Trusted Bank for Small Businesses 2016 by Moneywise, demonstrating our commitment to becoming the bank of choice for UK companies. We are also working to make our award-winning accounts even better by adapting to changing trends.

Credit performance

2017	2017 £m	2016 £m
Loans and advances to customers of which:	1,912	2,327
– Performing(1)	1,793	2,216
– Early arrears	4	3
– NPLs(2)	115	108
Impairment loss allowances	54	57

NPL ratio(3)	6.01%	4.64%
Coverage ratio(4)	47%	53%
Gross write-offs	21	24

(1)	Excludes loans and advances to customers where the customer did not pay for between 0 and 90 days and NPLs.
(2)	We define NPLs in the ‘Credit risk management’ section.
(3)	NPLs as a percentage of loans and advances to customers.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e the IBNO provision) as well as NPLs, so the ratio can exceed 100%.

Forbearance

The balances at 31 December 2017 and 2016 were:

£m
2017	85
2016	94

Enhancing risk management

In 2017, we enhanced our risk management function, to tailor it specifically to business banking due to our enhanced strategic focus. In line with our risk governance framework, and our three lines of defence model, this included independent assurance support.

This new model will move away from the local management of risk and controls by both the branch network (for Business Relationship Managers) and corporate banking (for Business Relationship Directors) into a centralised Business Assurance and Control Model. Our Business Assurance and Control Model is important to helping us achieve the commercial objectives of our business strategy by providing an enhanced framework for more robust and well-defined controls. We plan to support this with more training for staff in customer-facing roles.

Financial crime continues to be an area of focus within business banking, and identifying and implementing appropriate enhancement remains a priority for us. This focus has highlighted the need to strengthen and enhance systems (both short and long term) to reduce our risk exposure.

At the same time, we have begun a programme to focus on minimising any potential emerging risks.

The training around financial crime and other operational risks provided to our people in 2017 enables them to understand and manage all risk types more effectively. This will continue as a central feature in 2018.

Santander UK Group Holdings plc	97

Annual Report 2017 on Form 20-F | Risk review

CONSUMER (AUTO) FINANCE AND OTHER UNSECURED LENDING

2017 compared to 2016 (unaudited)

–	Consumer (auto) finance balances increased £0.2bn with higher retail loans, partially offset by a decrease in the stock of new car registrations. In 2017, consumer (auto) finance gross lending was £3,133m (2016: £3,111m). NPLs increased slightly to £34m (2016: £32m).
–	Other unsecured lending was steady as a result of controlled management actions.
–	Forbearance levels were broadly similar to last year with balances at 31 December 2017 of £77m (2016: £75m).

Consumer (auto) finance

We provide auto finance through Santander Consumer (UK) plc (SCUK), which is part of our Retail Banking segment. SCUK provides a range of products designed for the purchase of both new and used personal, business and commercial vehicles, motorcycles and caravans through an extensive network of motor dealers and manufacturer partners. SCUK’s products are predominantly distributed via intermediary introducers at the point of sale, and through partnerships with selected car and motorcycle manufacturers. At 31 December 2017, the business operated with seven Original Equipment Manufacturer partners which includes two joint venture arrangements.

Through SCUK’s Hyundai Capital UK Ltd (HCUK) and PSA Finance UK Ltd (PSAF) joint ventures, we provide retail point of sale customer finance as well as wholesale finance facilities for Hyundai and Kia, managed by HCUK, as well as Peugeot, Citroën and DS, managed by PSAF. We equity account for HCUK and consolidate PSAF.

SCUK, including PSAF, with total outstanding lending of £7.0bn at 31 December 2017 represented 4% of our total Retail Banking loans and 3% of total customer loans. Conditional sale and Personal Contract Purchase (PCP) lending was approximately 35% and 45%, respectively, of our lending. Wholesale loans to car dealerships at 31 December 2017 were approximately 15% of the loan book.

We maintained our prudent underwriting criteria through the year. The product mix was broadly unchanged in the year. This reflected underlying stability in target market segments, product pricing and distribution strategy. There was a slight shift in the year from new car loans into second hand car loans, both reflecting reduced consumer confidence linked to the underlying economic uncertainty in the UK.

The top risk to SCUK continues to be Residual Value (RV) risk. SCUK remains conservative in setting future asset values, and has embedded a prudent provisioning model as well as robust monitoring processes. The RV portfolio is monitored on a monthly basis, with key risk triggers in place to identify any material change in trends. SCUK’s conservative approach to setting Guaranteed Minimum Future Values (GMFV) also protects the customer and the business, by creating projected equity in the vehicle at the end of the loan agreement for the customer to use as a deposit on their next vehicle. SCUK typically sets the GMFV of the asset at 85% of the future value provided by CapHPI (valuation specialists). This creates equity in the asset from day one. In addition to this, SCUK takes an upfront RV provision of the GMFV value, based on a potential fall in car prices and an estimated percentage of hand-backs.

Other unsecured lending

Our other unsecured lending business consists of personal loans, credit cards and overdrafts, which is also part of our Retail Banking business segment:

–	personal loans: we offer personal loans for most purposes, such as debt consolidation, home improvement, and to support significant life events such as weddings
–	credit cards: we offer a wide range of credit cards designed to suit a variety of customers, including balance transfer cards and cards that offer rewards
–	overdrafts: we also offer arranged overdrafts for customers who have a bank account with us. We evaluate our customers’ circumstances to decide how much they can borrow. In other cases, a customer may have overdrawn their bank account without arranging it with us first.

Credit performance

		Other unsecured
	Consumer	Personal	Credit		Total other
	(auto) finance	loans	cards	Overdrafts	unsecured	Total
2017	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	6,957	2,169	2,444	565	5,178	12,135
– Performing(1)	6,861	2,129	2,377	516	5,022	11,883
– Early arrears	62	24	19	25	68	130
– NPLs(2)	34	16	48	24	88	122
Impairment loss allowances	77	44	62	29	135	212

NPL ratio(3)	0.49%				1.69%	1.00%
Coverage ratio(4)	226%				153%	174%
Gross write-offs	32				120	152

(1)	Excludes loans and advances to customers where the customer did not pay for between 0 and 90 days and NPLs.
(2)	We define NPLs in the ‘Credit risk management’ section.
(3)	NPLs as a percentage of loans and advances to customers.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio exceeds 100%.

98	Santander UK Group Holdings plc

> Credit risk

		Other unsecured
	Consumer	Personal	Credit		Total other
	(auto) finance	loans	cards	Overdrafts	unsecured	Total
2016	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	6,764	2,229	2,493	551	5,273	12,037
– Performing(1)	6,682	2,188	2,422	501	5,111	11,793
– Early arrears	50	24	23	25	72	122
– NPLs(2)	32	17	48	25	90	122
Impairment loss allowances	78(5)	55	77	37	169	315

NPL ratio(3)	0.47%				1.71%	1.01%
Coverage ratio(4)	244%(5)				188%	258%
Gross write-offs	30				123	153

(1)	Excludes loans and advances to customers where the customer did not pay for between 0 and 90 days and NPLs.
(2)	We define NPLs in the ‘Credit risk management’ section.
(3)	NPLs as a percentage of loans and advances to customers.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio exceeds 100%.
(5)	In 2017, we reclassified our provisions for residual value and voluntary termination from the consumer finance loan loss allowance. In order to facilitate comparison with the current period, December 2016 consumer finance loan loss allowance and NPL coverage ratio were amended. This reclassification is reflected in the Retail Banking loan loss allowance and NPL coverage ratio.

At 31 December 2017, the average retail loan size was £12,500 (2016: £12,000) and the NPL ratio was broadly stable at 0.49% (2016: 0.47%). The average unsecured loan and credit card balances in 2017 were broadly stable at £9,300 (2016: £9,400) and £1,200 (2016: £1,300), respectively.

Forbearance

The balances at 31 December 2017 and 2016 were:

		Other unsecured
	Consumer	Personal	Credit		Total other
	(auto) finance	loans	cards	Overdrafts	unsecured	Total
	£m	£m	£m	£m	£m	£m
2017	–	1	48	28	77	77
2016	–	1	46	28	75	75

Managing growth in consumer credit

The UK consumer credit market continued to grow strongly in 2017. Dealership car finance saw the biggest growth in the year, although credit cards and personal loans also saw significant increases. This growth was much faster than the growth in household incomes. This prompted some discussions across the industry and amongst regulators around the possibility that customer affordability may become more stretched, particularly in a stress, and lead to higher losses to lenders in future.

At Santander UK, we did not see the same levels of consumer credit growth. Vehicle finance increased by 3% in 2017, and credit card and personal loan assets decreased slightly by 2.5% and 1%, respectively.

We maintain rigorous credit scoring and affordability assessment criteria that we monitor and report continuously. For our consumer credit portfolios there were no significant changes to our risk policy or appetite in 2017. This approach resulted in stable, good credit quality consumer credit portfolios.

Our credit assessments use a combination of internal, Credit Reference Agency and application data. Scorecards supported by policy rules give us confidence that customers are creditworthy and can afford their repayments.

We closely monitor and manage the performance of our consumer credit portfolios using a range of information that includes portfolio and key segments performance, macroeconomic indicators and customer risk data.

For these reasons, we are confident that the below market growth in our consumer credit portfolios is the result of our prudent approach to risk management and control. Nonetheless, we are not complacent about the prospect for future risk events and are always looking at ways in which we can strengthen our approach.

Santander UK Group Holdings plc	99

Annual Report 2017 on Form 20-F | Risk review

Credit risk – other segments

Overview

In Commercial Banking, we are exposed to credit risk through providing overdraft, loan, invoice discounting, trade finance, asset finance and treasury products. We offer bank accounts and cash transmission services to further support clients.

In Global Corporate Banking, we are exposed to credit risk through lending and selling treasury products to large corporates, and through our treasury market activities.

In Corporate Centre, our exposures come from asset and liability management of our balance sheet and our non-core and Legacy Portfolios in run-off.

Credit risk management

In this section, we explain how we manage and mitigate credit risk.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance and portfolios of particular interest.

Our main portfolios are:

Commercial Banking	Global Corporate Banking	Corporate Centre

–   SME and mid corporate – banking, lending and treasury services mainly to enterprises with an annual turnover of up to £500m.

–   Commercial Real Estate – lending to UK customers, mainly on tenanted property. We focus on the office, retail, industrial and residential sectors.

–   Social Housing – lending and treasury services for UK Housing Associations who own residential real estate for rent.

–   Sovereign and Supranational – securities issued by local and central governments, and government guaranteed counterparties. We hold them to help meet our liquidity needs and for short-term trading.

–   Large Corporate – loans and treasury products for large corporates to support their working capital and liquidity needs.

–   Financial Institutions – mainly derivatives, repurchase and reverse repurchase transactions (known as repos and reverse repos), and stock borrowing/lending.

–   Sovereign and Supranational – securities issued by local and central governments, and government guaranteed counterparties. We hold them to help meet our liquidity needs.

–   Structured Products – we have two portfolios. The ALCO portfolio is high quality assets. We chose them for diversification and liquidity. The Legacy Treasury asset portfolio is mainly asset-backed securities.

–   Derivatives – older total return swaps we held for liquidity, that we are running down.

–   Legacy Portfolios in run-off – assets from acquisitions that do not fit with our strategy. These include some commercial mortgages.

–   Social Housing – legacy Social Housing loans that do not fit with our strategy.

OTHER SEGMENTS – CREDIT RISK MANAGEMENT

For more on our approach to credit risk at a Santander UK group level See pages 79 to 82

In Commercial Banking, we classify most of our customers as non-standardised. We also have SME customers, which we mainly classify as standardised as it is a high volume portfolio with smaller exposures. In Global Corporate Banking and Corporate Centre, we classify all our customers as non-standardised, except for the commercial mortgages in our Legacy Portfolios in run-off.

We set out how we manage the credit risk on our standardised customers in the previous section ‘Credit risk – Retail Banking’. We manage the credit risk on our standardised customers in Commercial Banking and Corporate Centre in the same way, except that we do not use scorecards or credit reference agencies. In the rest of this section, we explain how we manage the credit risk on our non-standardised customers.

100	Santander UK Group Holdings plc

> Credit risk

1. Risk strategy and planning

For details of how we set risk strategy and plans, see the ‘Santander UK group level – credit risk management’ section. For treasury products, we take credit risk up to limits for each client. We control, manage and report risks on a counterparty basis, regardless of which part of our business takes the risk.

2. Assessment and origination

We do a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We do this mainly by assigning each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and trends in the economy – backed up by the expert judgement of a risk analyst. We review our internal ratings at least every year. We also assess the underlying risk of the transaction, taking into account any mitigating factors (see the following tables) – and how it fits with our risk policies, limits and Risk Appetite, as set by the Board. We consider transactions in line with credit limits approved by the relevant credit authority. Our Executive Risk Control Committee is responsible for setting those limits. In Global Corporate Banking and Corporate Centre, a specialist analyst usually reviews a transaction at the start and over its life. They base their review on the financial strength of the client, its position in its industry, and its management strengths.

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios are as follows.

Commercial Banking:

Portfolio	Description
SME and mid corporate	Includes secured and unsecured lending. We can use covenants (financial or non-financial) to support a customer’s credit rating. For example, we can set limits on how much they can spend or borrow, or how they operate as a business. We can take mortgage debentures as collateral. These are charges over a company’s assets. We can also take guarantees, but we do not treat them as collateral, and we do not put a cash value on them unless they are secured against a tangible asset. We base our lending decision on the customer’s trading cash flow. If they default, we will work with defaulted customers to consider debt restructuring options. We generally do not take control of their assets except when restructuring options have been exhausted or to protect our position in relation to third party claims. In this case, we might appoint an administrator. We also lend against assets (like vehicles and equipment) and invoices for some customers. For assets, we value them before we lend. For invoices, we review the customer’s ledgers regularly and lend against debtors that meet agreed criteria. If the customer defaults, we repossess and sell their assets or collect on their invoices.
Commercial Real Estate	We take a first legal charge on commercial property as collateral. The loan is subject to strict criteria, including the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before agreeing the loan, we visit the property and get an independent professional valuation which assesses the property, the tenant and future demand (such as comparing market rent to current rent). Loan agreements typically allow us to get revaluations every two to three years, or more often if it is likely covenants may be breached, and to view the property each year.
Social Housing	We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing. The value would be considerably higher if we based it on normal residential use. The value of the collateral is in all cases more than the loan balance. On average, the loan balance is 25% to 50% of the implied market value, using our LGD methodology. We have not had a default, loss or repossession on Social Housing. Older Social Housing loans that do not fit our current business strategy are managed and reported in Corporate Centre.
Global Corporate Banking:
Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
Large Corporate	Most of these loans and products are unsecured, but we attach covenants to our credit agreements. We monitor whether borrowers keep in line with them so we detect any financial distress early. We also have a small structured finance portfolio, where we hold legal charges over the assets we finance.
Financial Institutions

We use standard legal agreements to reduce credit risk on derivatives, repos and reverse repos, and stock borrowing/lending. We also hold collateral and trade through central counterparties (CCPs) to reduce risk.

Netting – We use netting agreements where they have legal force – mainly in the UK, the rest of Europe and the US. This means that if a counterparty defaults, we can legally offset what we owe them and what they owe us, and settle the net amount. However, netting arrangements often do not mean we can offset assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. In line with market practice, we use standard legal agreements. For derivatives, we use ISDA Master Agreements; for repos and reverse repos, we use Global Master Repurchase Agreements; and for stock borrowing/lending and other securities financing, we use Global Master Securities Lending Agreements.

Collateral – We use the Credit Support Annex with the ISDA Master Agreement. This gives us collateral for our net exposures. The collateral can be cash, securities or equities. For stock borrowing/lending and repos and reverse repos, it includes high quality liquid debt securities and highly liquid equities listed on major developed markets. We revalue our exposures and collateral daily, adjusting the collateral to reflect deficits or surpluses. We have processes to control how we value and manage collateral, including documentation reviews and reporting. Collateral has to meet our ‘eligible collateral, haircuts and margining’ policy which controls the quality and how much of any one kind of collateral we can hold. That gives us confidence we will be able to cash in the collateral if a client defaults. We have these controls for equities and debt securities. The collateral held for reverse repos is worth at least 100% of our exposure.

CCPs – These are intermediaries between a buyer and a seller – generally a clearing house. We use CCPs as a way to reduce counterparty credit risk in derivatives.

Santander UK Group Holdings plc	101

Annual Report 2017 on Form 20-F | Risk review

Corporate Centre:

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
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

102	Santander UK Group Holdings plc

> Credit risk

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

Other payment rescheduling (including capitalisation)

If a customer is having cash flow issues, we may agree to lower or stop their payments until they have had time to recover. We may:

– Reschedule payments to better match the customer’s cash flow – for example if the business is seasonal

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

5. Debt recovery

Consensual arrangements

Where we cannot find a solution like any of the ones we describe above, we look for an exit. If circumstances permit, we aim to do this by agreeing with the borrower that they will sell some or all of their assets on a voluntary basis or agreeing to give them time to refinance their debt with another lender.

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

We assess our impairment loss allowances regularly and have them independently reviewed. We look at a number of factors, including the:

–	Cash flow available to service debt
–	Value of collateral, based on third-party professional valuations.

Santander UK Group Holdings plc	103

Annual Report 2017 on Form 20-F | Risk review

OTHER SEGMENTS – CREDIT RISK REVIEW

2017 compared to 2016 (unaudited)

Corporate lending growth has been impacted by uncertainty in the UK economy in relation to the UK’s future relationship with the EU. UK businesses face ongoing uncertainty over future trade arrangements, and how the transition to these new rules will be managed. This has impacted business investment, although this is still forecasted to grow. In 2017, there were signs certain vulnerable sectors could be impacted in the context of the changing macro-economic environment.

Committed exposures

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

Underlying credit quality has remained stable within our Commercial Banking, Global Corporate Banking and Corporate Centre portfolios. In the second half of 2017 a number of enhancements were made to better harmonise treatments across our reporting classifications. This has resulted in some migrations as shown in the tables below, but on a like for like basis, no deterioration in credit quality has been observed. An exception to this resides in the Large Corporate portfolio where the increase in band 1-3 is driven by 3 new NPL cases in 2017.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2017	£m	£m	£m	£m	£m	£m	£m	£m	£m
Commercial Banking
SME and mid corporate	–	–	259	2,183	5,402	3,574	998	214	12,630
Commercial Real Estate	–	–	–	395	6,135	2,014	60	2	8,606
Social Housing	499	2,600	171	–	–	–	4	–	3,274
	499	2,600	430	2,578	11,537	5,588	1,062	216	24,510
Global Corporate Banking
Sovereign and Supranational	590	3,321	444	–	–	–	–	–	4,355
Large Corporate	260	2,979	8,391	8,879	573	2	355	–	21,439
Financial Institutions	2,362	1,463	2,494	33	103	–	–	–	6,455
	3,212	7,763	11,329	8,912	676	2	355	–	32,249
Corporate Centre
Sovereign and Supranational	44,477	18	–	–	–	–	–	–	44,495
Structured Products	2,487	1,560	300	32	–	–	–	–	4,379
Derivatives	–	212	–	–	–	–	–	–	212
Legacy Portfolios in run-off(2)	–	–	1	359	104	124	37	400	1,025
Social Housing	1,841	3,641	451	43	–	–	–	–	5,976
	48,805	5,431	752	434	104	124	37	400	56,087

2016
Commercial Banking
SME and mid corporate	22	112	344	2,826	4,219	3,142	533	130	11,328
Commercial Real Estate	–	–	302	5,852	2,754	498	118	1	9,525
Social Housing	1,355	1,499	215	–	–	–	–	–	3,069
	1,377	1,611	861	8,678	6,973	3,640	651	131	23,922
Global Corporate Banking
Sovereign and Supranational	1,025	3,111	977	–	–	–	–	–	5,113
Large Corporate	204	2,028	5,347	9,493	4,296	56	75	1	21,500
Financial Institutions	439	3,877	2,913	597	49	–	–	–	7,875
	1,668	9,016	9,237	10,090	4,345	56	75	1	34,488
Corporate Centre
Sovereign and Supranational	34,474	–	–	–	–	–	–	–	34,474
Structured Products	1,597	1,755	654	–	–	–	–	–	4,006
Derivatives	–	175	312	–	–	–	–	–	487
Legacy Portfolios in run-off(2)	2	1	5	540	215	69	63	480	1,375
Social Housing	3,313	2,707	548	43	–	–	–	–	6,611
	39,386	4,638	1,519	583	215	69	63	480	46,953

(1)	Consists of smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
(2)	Consists of commercial mortgages and residual structured and asset finance loans (shipping, aviation, and structured finance).

104	Santander UK Group Holdings plc

> Credit risk

Geographical distribution

We typically classify geographical location according to the counterparty’s country of domicile unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead.

				Rest of
	UK	Europe	US	World	Total
2017	£m	£m	£m	£m	£m
Commercial Banking
SME and mid corporate	12,513	116	1	–	12,630
Commercial Real Estate	8,606	–	–	–	8,606
Social Housing	3,274	–	–	–	3,274
	24,393	116	1	–	24,510
Global Corporate Banking
Sovereign and Supranational	–	1,032	1	3,322	4,355
Large Corporate	17,430	3,699	111	199	21,439
Financial Institutions	3,102	2,121	614	618	6,455
	20,532	6,852	726	4,139	32,249
Corporate Centre
Sovereign and Supranational	35,659	1,514	6,091	1,231	44,495
Structured Products	2,086	1,217	–	1,076	4,379
Derivatives	–	63	149	–	212
Legacy Portfolios in run-off	909	–	–	116	1,025
Social Housing	5,976	–	–	–	5,976
	44,630	2,794	6,240	2,423	56,087

2016
Commercial Banking
SME and mid corporate	11,188	83	57	–	11,328
Commercial Real Estate	9,525	–	–	–	9,525
Social Housing	3,069	–	–	–	3,069
	23,782	83	57	–	23,922
Global Corporate Banking
Sovereign and Supranational	332	1,643	–	3,138	5,113
Large Corporate	17,793	3,356	73	278	21,500
Financial Institutions	4,282	1,629	1,175	789	7,875
	22,407	6,628	1,248	4,205	34,488
Corporate Centre
Sovereign and Supranational	26,693	1,569	4,770	1,442	34,474
Structured Products	1,352	1,529	–	1,125	4,006
Derivatives	312	12	163	–	487
Legacy Portfolios in run-off	1,205	–	–	170	1,375
Social Housing	6,611	–	–	–	6,611
	36,173	3,110	4,933	2,737	46,953

2017 compared to 2016 (unaudited)

Commercial Banking

In 2017, we saw solid lending growth to trading business customers, offset by active management of our Commercial Real Estate portfolio. Committed exposures increased, despite the uncertain operating environment after the UK’s decision to leave the EU and the resulting slowdown in SME activity.

–	Our SME and mid corporate exposures increased by 12% as growth in the Mid Corporate portfolio more than offset a reduction in SME exposures.
–	Our Commercial Real Estate portfolio decreased by 10% as we continue to actively manage exposures in line with our proactive risk management practices and strive to maintain portfolio quality.
–	Our Social Housing portfolio increased by 7%, driven by refinancing of longer-dated loans, previously managed in Corporate Centre, onto shorter maturities and current market terms.

Global Corporate Banking

Our committed exposures decreased by 7% mainly due to decreases in our Sovereign and Supranational and Financial Institutions portfolios.

–	Sovereign and Supranational exposures decreased by 15%. The portfolio profile stayed mainly short-term, reflecting the purpose of the holdings.
–	Large Corporate exposures decreased slightly. Credit quality was relatively stable overall, except for the impairment of three customers that moved to non-performance, including Carillion plc.
–	Financial Institutions exposures decreased by 18%, largely driven by the transfer of prohibited activity to Banco Santander as part of ring-fencing.

Corporate Centre

In 2017, committed exposures increased by 19% mainly driven by our Sovereign and Supranational portfolio.

–	Sovereign and Supranational exposures are mainly cash at central banks and highly-rated liquid assets we hold as part of normal liquid asset portfolio management. The increase of 29% in the overall exposure was driven by an increase in deposits in the UK.
–	Legacy Portfolios in run-off reduced by 24% in 2017. The disposal of all aviation deals within this portfolio is now complete.
–	Social Housing exposures reduced in 2017 to £6.0bn (2016: £6.6bn) as we continue to refinance longer-dated loans onto shorter maturities and current market terms that are then managed in Commercial Banking.

Santander UK Group Holdings plc	105

Annual Report 2017 on Form 20-F | Risk review

Credit risk mitigation

Commercial Banking

As discussed above, we only hold collateral on Commercial Real Estate loans within our Commercial Banking portfolio. Impaired loans in the Commercial Real Estate portfolio reduced from 2016, resulting in a decrease in the collateral we held against impaired loans. At 31 December 2017, the collateral we held against impaired loans was 15% (2016: 42%) of the carrying amount of the impaired loan balances.

Global Corporate Banking

At 31 December 2017, the top 20 clients with derivative exposure made up 65% (2016: 69%) of our total derivative exposure, all of which were banks and CCPs. The weighted-average credit rating was 7.2 (2016: 7.3). At 31 December 2017 and 2016, we held no collateral against impaired loans in the Large Corporate portfolio.

Corporate Centre

We reduce credit risk in derivatives with netting agreements, collateralisation and the use of CCPs. At 31 December 2017, we had cash collateral of £348m (2016: £457m) held against our Legacy Portfolios in run-off. The collateral we held against impaired loans was 100% (2016: 100%) of the carrying amount of the impaired loan balances.

Credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 31 December 2017 and 2016.

	Committed exposure
		Watchlist				Observed
				Non-		impairment
	Fully	Enhanced	Proactive	performing		loss
	performing	monitoring	management	exposure(1)	Total(2)	allowances
2017	£m	£m	£m	£m	£m	£m
Commercial Banking
SME and mid corporate	11,185	815	296	334	12,630	128
Commercial Real Estate	8,254	160	133	59	8,606	27
Social Housing	3,274	–	–	–	3,274	–
	22,713	975	429	393	24,510	155
Global Corporate Banking
Sovereign and Supranational	4,355	–	–	–	4,355	–
Large Corporate	20,757	284	8	390	21,439	236
Financial Institutions	6,354	1	100	–	6,455	–
	31,466	285	108	390	32,249	236
Corporate Centre
Sovereign and Supranational	44,495	–	–	–	44,495	–
Structured Products	4,379	–	–	–	4,379	–
Derivatives	212	–	–	–	212	–
Legacy Portfolios in run-off	977	22	6	20	1,025	6
Social Housing	5,972	4	–	–	5,976	–
	56,035	26	6	20	56,087	6
Total observed impairment loss allowances						397
Allowance for IBNO(3)						52
Total impairment loss allowances						449

(1)	Non-performing exposure includes committed facilities and derivative exposures. So it can exceed the NPLs in the table on page 107 which only include drawn balances.
(2)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Monitoring‘ section.
(3)	Allowance for IBNO losses as described in Note 1 to the Consolidated Financial Statements.

106	Santander UK Group Holdings plc

> Credit risk

	Committed exposure
		Watchlist				Observed
				Non-		impairment
	Fully	Enhanced	Proactive	performing		loss
	performing	monitoring	management	exposure(1)	Total(2)	allowances
2016	£m	£m	£m	£m	£m	£m
Commercial Banking
SME and mid corporate	9,744	892	331	361	11,328	139
Commercial Real Estate	9,136	161	49	179	9,525	44
Social Housing	2,930	139	–	–	3,069	–
	21,810	1,192	380	540	23,922	183
Global Corporate Banking
Sovereign and Supranational	5,113	–	–	–	5,113	–
Large Corporate	20,702	659	70	69	21,500	33
Financial Institutions	7,671	202	2	–	7,875	–
	33,486	861	72	69	34,488	33
Corporate Centre
Sovereign and Supranational	34,474	–	–	–	34,474	–
Structured Products	4,006	–	–	–	4,006	–
Derivatives	487	–	–	–	487	–
Legacy Portfolios in run-off	1,273	20	9	73	1,375	31
Social Housing	6,447	164	–	–	6,611	–
	46,687	184	9	73	46,953	31
Total observed impairment loss allowances						247
Allowance for IBNO(3)						91
Total impairment loss allowances						338

(1)	Non-performing exposure includes committed facilities and derivative exposures. So it can exceed the NPLs in the table below which only include drawn balances.
(2)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Monitoring‘ section.
(3)	Allowance for IBNO losses as described in Note 1 to the Consolidated Financial Statements.

2017 compared to 2016 (unaudited)

Commercial Banking

Our SME and mid corporate portfolio improved across all categories as a result of a number of successful exits and the write off of some pre-2009 vintages. In our Commercial Real Estate portfolio, non-performing exposures (NPEs) reduced by 67% to £59m (2016: £179m) driven by a number of successful exits. A single legacy case, where the collateral exceeded the value of the loan, was downgraded to NPE in 2016. The asset was sold and the loan repaid in full in 2017.

Global Corporate Banking

Large Corporate exposures subject to enhanced monitoring decreased by 57% driven by the return of a number of cases to performing as a result of improved trading. However, NPEs increased to £390m (2016: £69m) due to the impairment of three customers that moved to non-performance, including Carillion plc. Financial Institutions exposures subject to enhanced monitoring decreased to £1m (2016: £202m) driven by two cases returning to performing status.

Corporate Centre

In our Legacy Portfolios in run-off portfolio, exposures subject to enhanced monitoring and proactive management remained stable. NPE reduced to £20m (2016: £73m) driven by sales of aviation and shipping assets. In our Social Housing portfolio, exposures subject to enhanced monitoring decreased to £4m (2016: £164m), two large cases that were added in 2016 due to governance issues returned to performing in Q2 2017.

Non-performing loans and advances (1) (2)

	2017			2016
		Global			Global
	Commercial	Corporate	Corporate	Commercial	Corporate	Corporate
	Banking	Banking	Centre	Banking	Banking	Centre
	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:(2)	19,391	6,037	5,905	19,381	5,659	6,478
NPLs(3)	383	340	20	518	63	73
Impairment loss allowances	195	236	18	220	57	61

	%	%	%	%	%	%
NPL ratio(4)	1.98	5.63	0.34	2.67	1.11	1.12
Coverage ratio(5)	51	69	90	42	90	84

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	Includes Social Housing loans and finance leases.
(3)	All NPLs continue accruing interest.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.

Santander UK Group Holdings plc	107

Annual Report 2017 on Form 20-F | Risk review

NPL movements in 2017

We analyse NPL movements in 2017 below. ‘Entries’ are loans which we have classified as NPLs in 2017. ‘Exits’ are the part of loans that has been repaid (in full or in part), and loans that returned to performing status. ‘Write-offs’ are the unrecovered part of loans where we have exhausted recovery options, including realising any collateral. Forbearance does not change the NPL status.

	Drawn balances
		Global
	Commercial	Corporate	Corporate
	Banking	Banking	Centre
	£m	£m	£m
At 1 January 2017	518	63	73
Entries	194	328	18
Exits	(294)	(51)	(48)
Write offs	(35)	–	(23)
At 31 December 2017	383	340	20

2017 compared to 2016 (unaudited)

Commercial Banking

The Commercial Banking NPL ratio improved to 1.98%, primarily due to the full repayment of three impaired loans and the write-off of some pre-2009 vintages in Q1 2017.

Global Corporate Banking

The Global Corporate Banking NPL ratio of 5.63% was severely impacted by the Carillion plc loans that moved to non-performance in 2017. Impairment losses on loans and advances increased to £236m, primarily relating to Carillion plc exposures.

Corporate Centre

The Corporate Centre NPL ratio decreased to 0.34%, reflecting management of non-core corporate and legacy portfolios.

Forbearance

We only make forbearance arrangements for lending to customers. The balances at 31 December 2017 and 2016, analysed by their payment status at the year-end and the forbearance we applied, were:

	2017			2016
		Global			Global
	Commercial	Corporate	Corporate	Commercial	Corporate	Corporate
	Banking	Banking	Centre(2)	Banking	Banking	Centre(2)
	£m	£m	£m	£m	£m	£m
Stock(1)
– Term extension	136	55	–	168	11	1
– Interest-only	152	–	14	158	–	20
– Other payment rescheduling	127	299	13	208	10	16
	415	354	27	534	21	37
Of which:
– Non-performing	273	347	11	344	10	15
– Performing	142	7	16	190	11	22
	415	354	27	534	21	37
Proportion of portfolio	1.7%	1.1%	2.6%	2.2%	0.1%	2.7%

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts open at the year-end. Amounts are drawn balances and include off balance sheet balances.
(2)	Exposure within the Legacy Portfolios in run-off only.

2017 compared to 2016 (unaudited)

In Commercial Banking, the cumulative forbearance stock reduced by 22% to £415m at 31 December 2017 (2016: £534m). This decrease was mainly due to the successful resolution of NPL cases, and performing cases exiting forbearance according to defined criteria. This impact was offset by an increase in the stock position of forbearance due to the inflows in the year in Global Corporate Banking, where the Carillion plc loans that moved to non-performance in 2017 had a severe impact. At 31 December 2017, there were five forborne cases (2016: two cases) in Global Corporate Banking.

108	Santander UK Group Holdings plc

> Credit risk

PORTFOLIOS OF PARTICULAR INTEREST

Introduction (unaudited)

Some types of lending have higher risk and others stand out for different reasons. In the section below we provide further details of our Commercial Real Estate and Social Housing portfolios.

Product	Description
Commercial Real Estate	The Commercial Real Estate market experienced a challenging environment in the immediate years after the last financial crisis and has previously seen regular cyclical downturns. In addition to the disclosures on the Commercial Real Estate portfolio earlier in this section, we include below more detail on credit management, credit performance, and LTV and sector analysis.
Social Housing	The Social Housing sector in the UK is critical in ensuring the supply of affordable housing across the country. Housing associations now play a prominent role in addressing the UK’s shortage of housing stock across all tenures. The sector benefits from a zero-loss default history aided by its regulated nature. We hold a significant position in this market. Continued investment in this sector is seen as a direct way to support the UK and, indirectly, the wider community initiatives undertaken by our customers.

Commercial Real Estate

Credit performance

The table below shows the main Commercial Real Estate credit performance metrics at 31 December 2017 and 2016.

	Customer					Impairment
	loans(1)	NPLs(2)(3)	NPL ratio(4)	NPL coverage(5)	Gross write-offs	loss allowances
	£bn	£m	%	%	£m	£m
2017	8.1	69	0.85	78	11	54
2016	9.0	180	2.00	32	1	58

(1)	Comprises commercial real estate drawn loans in the business banking portfolio of our Retail Banking segment of £257m (2016: £365m) and in the Commercial Real Estate portfolio of our Commercial Banking segment of £7,886m (2016: £8,678m).
(2)	We define NPLs in the ‘Credit risk management’ section.
(3)	All NPLs continue accruing interest.
(4)	NPLs as a percentage of customer loans.
(5)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.

Commercial Real Estate loans written before 2009 totalled £380m (2016: £543m). The pre-2009 loans were written on market terms which, compared with more recent times and following a significant tightening in our lending criteria, included higher original LTVs, lower interest coverage and exposure to development risk.

LTV analysis

This table shows the LTV distribution for our Commercial Real Estate loan stock and NPL stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2017 and 2016.

	2017		2016
Loans and advances to customers	£m	%	£m	%
<=50%	4,146	51	3,879	44
>50-70%	3,035	37	4,007	44
>70-100%	36	–	194	2
>100% i.e. negative equity	52	1	88	1
Standardised portfolio(1)	629	8	652	7
Total with collateral	7,898	97	8,820	98
Development loans	246	3	223	2
	8,144	100	9,043	100

	2017		2016
NPLs	£m	%	£m	%
<=50%	6	9	7	4
>50-70%	2	3	2	1
>70-100%	1	1	74	41
>100% i.e. negative equity	48	70	74	41
Standardised portfolio(1)	12	17	5	3
Total with collateral	69	100	162	90
Development loans	–	–	18	10
	69	100	180	100

(1)	Consists of smaller value transactions, mainly commercial mortgages.

Santander UK Group Holdings plc	109

Annual Report 2017 on Form 20-F | Risk review

Sector analysis

The table below shows the sector analysis of the portfolio at 31 December 2017 and 2016.

	2017		2016
Sector	£m	%	£m	%
Office	2,181	27	2,359	26
Retail	1,389	17	1,739	19
Industrial	1,176	14	1,274	14
Residential	1,001	12	1,016	11
Mixed use	1,146	14	1,184	13
Student accommodation	133	2	224	3
Hotels and leisure	304	4	389	5
Other	185	2	206	2
Standardised portfolio(1)	629	8	652	7
	8,144	100	9,043	100

(1)	Consists of smaller value transactions, mainly commercial mortgages.

The Commercial Real Estate portfolio of £8,144m (2016: £9,043m) is well diversified across sectors, with no significant regional or single name concentration, representing 30% (2016: 33%) of our total lending to corporates and 4% (2016: 4%) of total customer loans.

At 31 December 2017, the LTV profile of the portfolio remained conservative with £7,181m (2016: £7,886m) of the non-standardised portfolio assets at or below 70% LTV.

Loans with development risk were only 3% (2016: 2%) of the total Commercial Real Estate portfolio. Development lending is typically on a non-speculative basis with significant pre-lets in place and/or pre-sales in place.

The average loan balance at 31 December 2017 was £4.7m (2016: £4.8m) and the top ten exposures made up 10% (2016: 8%) of the total Commercial Real Estate portfolio exposure.

Refinancing risk

As part of our annual review process, for Commercial Real Estate loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. Where this seems unlikely we put the case on our Watchlist.

At 31 December 2017, Commercial Real Estate loans of £1,090m (2016: £1,408m) were due to mature within 12 months. Of these, £59m, i.e. 5% (2016: £161m, i.e. 11%) had an LTV ratio higher than is acceptable under our current credit policy. At 31 December 2017, £53m of this (2016: £149m) had been put on our Watchlist or recorded as NPL and had an impairment loss allowance of £27m (2016: £31m).

2017 compared to 2016 (unaudited)

In our Commercial Real Estate portfolio, customer loans decreased by 10% as we actively manage exposures to certain segments in line with our proactive risk management practices. In 2017, we maintained a prudent lending approach, with no new business written above 70% LTV (2016: nil) and 91% of new business written at or below 60% LTV (2016: 95%). The weighted average LTV on the CRE portfolio was 48% (2016: 50%) and the average loan size was £4.7m (2016: £4.8m).

Exposures subject to enhanced monitoring remained stable at £160m (2016: £161m). Exposures subject to proactive management increased by 171% to £133m (2016: £49m) largely driven by the downgrade of one customer in Q4 2017 following protracted lease re-negotiations. Non-performing exposures reduced by 67% to £59m (2016: £179m) driven by a number of successful exits. Our non-performing loan ratio was 0.85% (2016: 2.00%). A single legacy case, where the collateral exceeded the value of the loan, was downgraded to NPL in 2016. The asset was sold and the loan repaid in full in 2017.

Social Housing

At 31 December 2017 and 2016, our total Social Housing exposure in Commercial Banking and Corporate Centre was:

	2017		2016
	Drawn	Total	Drawn	Total
	£m	£m	£m	£m
Commercial Banking	2,118	3,274	1,897	3,069
Corporate Centre	5,060	5,976	5,442	6,611
	7,178	9,250	7,339	9,680

110	Santander UK Group Holdings plc

> Market risk

Market risk

  Overview (unaudited)

Market risk comprises trading market risk and banking market risk.

Trading market risk is the risk of losses in trading positions, both on and off-balance sheet, due to movements in market prices or other external factors.

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

Key metrics (unaudited)

Net Interest Margin (NIM) sensitivity to +50bps decreased to £212m and to -50bps increased to £(125)m (2016: £240m and £(82)m)

Economic Value of Equity (EVE) sensitivity to +50bps increased to £95m and to -50bps increased to £(213)m (2016: £54m and £(30)m)

Available-for-sale securities three month stressed loss decreased to £193m (2016: £280m)

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION

We analyse our assets and liabilities exposed to market risk between trading and banking market risk as follows:

	2017			2016
	Trading	Banking	Total	Trading	Banking	Total
	£m	£m	£m	£m	£m	£m	Key risk factors
Assets subject to market risk
Cash and balances at central banks	–	32,771	32,771	–	17,107	17,107	FX, Interest rate
Trading assets	30,555	–	30,555	30,035	–	30,035	Equity, FX, interest rate
Derivative financial instruments	14,744	5,198	19,942	18,101	7,370	25,471	Equity, FX, interest rate
Financial assets designated at fair value	–	2,096	2,096	516	1,624	2,140	Interest rate, credit spread
Loans and advances to banks	–	5,930	5,930	–	4,352	4,352	FX, interest rate
Loans and advances to customers	–	199,482	199,482	–	199,733	199,733	Interest rate
Financial investments	–	17,611	17,611	–	17,466	17,466	FX, interest rate, inflation, credit spread
Macro hedge of interest rate risk(1)	–	833	833	–	1,098	1,098	Interest rate
Retirement benefit assets	–	449	449	–	398	398	Equity, FX, interest rate, inflation, credit spread
	45,299	264,370	309,669	48,652	249,148	297,800
Liabilities subject to market risk
Deposits by banks	–	13,784	13,784	–	9,769	9,769	FX, interest rate
Deposits by customers	–	177,421	177,421	–	172,726	172,726	Interest rate
Trading liabilities	31,109	–	31,109	15,560	–	15,560	Equity, FX, interest rate
Derivative financial instruments	16,891	722	17,613	20,018	3,085	23,103	Equity, FX, interest rate
Financial liabilities designated at fair value	1,612	703	2,315	1,665	775	2,440	Interest rate, credit spread
Debt securities in issue	–	48,860	48,860	–	54,792	54,792	FX, interest rate
Subordinated liabilities	–	3,793	3,793	–	4,303	4,303	FX, interest rate
Macro hedge of interest rate risk(2)	–	–	–	–	350	350	Interest rate
Retirement benefit obligations	–	286	286	–	262	262	Equity, FX, interest rate, inflation, credit spread
	49,612	245,569	295,181	37,243	246,062	283,305

(1)	This is included in Other assets of £2,511m (2016: £2,571m).
(2)	This is included in Other liabilities of £2,728m (2016: £3,221m).

We classify assets or liabilities as trading market risk (in total or just in part) as follows:

Balance sheet classification	Market risk classification
Trading assets and liabilities	We classify all our trading portfolios as trading market risk. This is mainly because we are planning to sell or repurchase them in the near future. For more, see Notes 11 and 23 to the Consolidated Financial Statements.
Financial assets and liabilities designated at fair value	We classify all our financial assets designated at fair value as banking market risk. We classify our warrant programmes, our Global Structured Solutions Programme and structured customer deposits as trading market risk. This is because we manage them on a fair value basis. We classify all our other financial liabilities designated at fair value as banking market risk. For more, see Notes 13 and 24 to the Consolidated Financial Statements.
Derivative financial instruments	For accounting purposes, we classify derivatives as held for trading unless they are designated as being in a hedging relationship. Most of our derivatives arise from sales and trading activities and are treated as trading market risk. We treat derivatives that we do not manage on a trading intent basis as banking market risk. For more, see Note 12 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	111

Annual Report 2017 on Form 20-F | Risk review

TRADING MARKET RISK

OUR KEY TRADING MARKET RISKS (unaudited)

Our main exposure to trading market risk is in Global Corporate Banking and it is an inherent part of providing financial services for our customers. It comes from providing derivative products and services to corporate, business and financial institution customers. It also comes from our short-term market activities and the hedging of structured products that are designed for onward sale to retail and wholesale investors. Our exposures are mainly affected by market movements in interest rates, equities, credit spreads, and foreign exchange. We have no exposures in Retail Banking, Commercial Banking or Corporate Centre.

Trading market risk can reduce our net income. Its effect can be seen in our Consolidated Income Statement, where it appears in the ‘Net trading and other income’ line, under ‘Net trading and funding of other items by the trading book’.

TRADING MARKET RISK MANAGEMENT

Risk appetite

Our framework for dealing with market risk is part of our overall Risk Framework. The market risk Framework sets out our high-level arrangements and minimum standards for managing, controlling and overseeing trading market risk. Our Risk Appetite sets the controls, risk limits and key risk metrics for trading market risk. The key risk metrics include a stress economic loss limit and risk-factor stress scenarios. We report these key metrics to the Board Risk Committee and the Executive Risk Control Committee (ERCC) each month. A specific stress scenario has been created to report the XVA related risks in a comprehensive way. The stressed scenario will be monitored against the specific trigger that was set by ERCC during the annual limits review for 2018 and will be reported to both the BRC and ERCC periodically.

Risk measurement (unaudited)

We have a range of ways of measuring trading market risk, but one of the most important is a statistical measure based on a historical simulation of events called ‘Value at Risk’ (VaR).

VaR

VaR
– VaR estimates the maximum losses that we might suffer because of unfavourable changes in the markets under normal non-stressed market conditions.
– To calculate VaR we run a historical simulation, at a given confidence level, over a specified time period. We use one or two years of daily price history, with each day given equal weighting.
– This means we include most market risk factors that could make a difference, and it gives us a consistent way of assessing risk for all these factors in all our portfolios.

–  We work with three main types of VaR, which all use the same calculation models. They are Internal VaR, Regulatory VaR and Stressed VaR. We have governance and controls for all forms of VaR, and we regularly review and assess them.

Internal VaR

–  We use this to calculate the total VaR in our trading book. It covers all the risk asset classes: interest rate, equity, credit (spread) and foreign exchange. We use two years of data for this simulation.

–  Like the rest of Banco Santander, we use a time horizon of one day and a confidence level of 99%. For any given day’s trading position, we would expect to suffer losses greater than the VaR estimate 1% of the time – once every 100 trading days, or two to three times a year.

–  For Internal VaR, we also calculate a time-weighted VaR using Banco Santander’s method. This gives more weight to the most recent days in the last two years, which means VaR changes more quickly in line with current market volatility. That gives us a better indication of how the market’s behaviour is changing, mitigating some limitations of VaR.

–  We measure Internal VaR every day, comparing the equally-weighted result with the time-weighted result and report the higher against the Santander UK and business unit level limits. The Santander UK limits are approved by the Executive Risk Control Committee. We also report our equally weighted VaR against asset class and individual desk level limits. Whenever we find a limit has been exceeded, we report it, following the market risk framework. The main classes of risk that we measure Internal VaR on are:

–  Interest rate risks: this measures the effect of changes in interest rates and how volatile they are. The effects are on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).

– Equity risks: this measures the effect of changes in equity prices, volatility and dividends on stock and derivatives.
– Credit (spread) risks: this measures the effect of changes in the credit spread of corporate bonds and credit derivatives.

Regulatory VaR and Stressed VaR

–  We use these VaR models to calculate how much capital we need to hold for trading market risk. For these calculations, we only look at the factors for which we hold approval from the PRA. For credit and foreign exchange – factors which are not approved by the PRA for our VaR capital models –  we use the standardised approach to calculate how much capital to hold. For more on this, see the ‘Capital requirement measures’ section.

–  For Regulatory VaR, we use a time horizon of ten days and a confidence level of 99%. To calculate the ten-day time horizon, we use the one-day VaR multiplied by the square root of ten. This is the industry standard approach to scaling known as the ‘square root of time’ approach. We use the same two years of history as with Internal VaR. Stressed VaR is the same, except that we use only one year of history, from a time when markets were stressed relative to our current portfolio.

– The PRA also assesses Regulatory VaR and Stressed VaR.

112	Santander UK Group Holdings plc

> Market risk

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

Back-testing – comparing VaR estimates with reality

Every day, we back-test the one day 99% Internal and Regulatory VaR. That means looking at the VaR estimates for the last year (250 working days) and seeing how they compare to the actual profits and losses. Or, to be more precise, how they compare to the market risk-related revenue, as the CRR and PRA define it. It is not normally possible to back-test the Stressed VaR model, because it is not intended to tell us anything about our performance in normal conditions.

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

Exceptions

Back-testing allows us to identify exceptions – times when the predictions were out of line with what happened. We can then look for trends in these exceptions, which can help us decide whether we need to recalibrate our VaR model. The CRR sets out criteria for how many exceptions are acceptable in the Regulatory VaR model. The PRA’s Supervisory Statements clarify the requirements further. If there are five or more exceptions in 250 days, then points are added to our capital requirement multiplier. In 2017, as in 2016, no points were added to our multiplier, and we did not find any trends in the exceptions we experienced.

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

Santander UK Group Holdings plc	113

Annual Report 2017 on Form 20-F | Risk review

Stress testing

The Basel Capital Accord underlined that stress testing is an essential part of risk management. It helps us to measure and control the risk of losses in difficult, volatile or unusual markets. It also makes us more transparent as the scenarios are easy to understand in headline terms.

Stress testing scenarios

The scenarios we use for stress testing are part of our process for setting our trading market risk appetite. They are central to the monthly Board Risk Appetite reporting. The scenarios are also part of the daily processes for setting and monitoring risk management limits. The scenarios we create are partly inspired by past events, like the global financial crisis. They also include plausible ways that unusual market conditions could occur in future. This includes changes in interest rates, equity prices, exchange rates and credit spreads.

Some scenarios are more severe than others. We consider them all, along with VaR, so that we have a more complete and accurate idea of our overall risk profile. When we set the sizes of the ‘shocks’ (sudden market changes) in each scenario, we look at how long each different type of risk would last. This is because we can sell some positions more easily than others. If it would take a long time to reduce a particular position in the stressed circumstances, we need to apply a correspondingly large shock to that position (as prices will move further over a longer time period). That helps us to see how different amounts of liquidity in the markets would affect us in a stress event, such as an equity crash. It is important to make sure that the stress result we report is as realistic as possible.

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

Method	Description
The Internal Models Approach (IMA)	The PRA has given us permission to use the IMA, in line with CRR, and every three months the PRA reviews what we are doing. The IMA means we can use Regulatory and Stressed VaR and RNIV to calculate the trading market risk capital requirement for the risk factors and businesses that we have PRA approval for.
The standardised approach	For risk factors and businesses not included in the IMA, we use the standardised approach set out by the CRR and PRA Supervisory Statements. At 31 December 2017, this amounted to 11% (2016: 10%) of our total market risk capital requirement.
Stressed versus Regulatory VaR	Stressed VaR is the biggest part of our trading market risk capital requirements. In 2017 and 2016, it was an average of six times bigger than the Regulatory VaR part. The factors that had the biggest effect on Stressed VaR in 2017 and 2016 were interest rate delta and interest rate basis. (For more on each of those factors, see the footnotes to the table in the ‘Trading market risk review’ section.) The difference is caused by the way the market was behaving during the time the Stressed VaR data covers. We regularly check the stress period we use, to make sure we are using the worst period of stress since 2007 that is relevant to our portfolio. In 2017 the selected stressed VaR historical window has had three different 250 day periods applied, aligning to the portfolio at the time.
Risks Not in VaR (RNIV) risk capital

These risk factors can arise when there is not enough (or no) market data from the past, or when the quality of the data is not good enough. They tend to be for products that are not priced regularly, or whose risk structure is more complex.

In 2017, RNIV risk factors made up, on average, less than 3% (2016: 4%) of our IMA capital requirements for trading market risk. The biggest individual risk factors are dividend risk, caused by changes in market expectations about dividends, and Repo, which is the risk of a difference in the markets forward price and our own models’ internal forward price. The VaR approach does not capture these risks very well because of the illiquid nature of the risk factors. We normally find new RNIVs by analysing profit and loss, and new products. Then we include them in our calculation of our capital requirement, whether or not they are material at the time, and inform the regulator in the appropriate manner.

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

Risk monitoring and reporting (unaudited)

We document and maintain a complete set of written policies, procedures and processes to help identify, assess, manage and report trading market risk.

114	Santander UK Group Holdings plc

> Market risk

TRADING MARKET RISK REVIEW

2017 compared to 2016 (unaudited)

The VaR figures show how much the fair values of all our tradeable instruments could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our net income. There was only one floor-wide limit breach in 2017, which occurred in January 2017. This limit breach was driven by the time weighted VaR metric (which is extremely sensitive to the most recent VaR results), and was being driven by a theoretical loss at the end of 2016. This loss was caused by 2016 year-end demand for US Dollars during a time of increased illiquidity, and compounded by a three day effect in the risk sensitivity calculation.

The three loss back-testing exceptions in 2017 were driven by individual events, and no changes or recalibrations to the VaR model were deemed necessary. The exception which occurred in April 2017 was marginal and was mainly driven by underlying interest rate changes. The changes were due to market reaction to the political and economic uncertainty at that time. The two exceptions that occurred in December 2017 were in cross currency and FX swap basis and were driven by US Dollar liquidity issues at year-end which began in mid-December 2017. This was due to year-end volatility and the impact of upcoming tax reforms in the US. There was also one gain exception in December 2017, driven by basis spread (delta) and FX basis due to volatility leading up to year-end.

VaR

This table and graph shows our Internal VaR for exposure to each of the main classes of risk for 2017 and 2016.

	Year-end exposure		Average exposure		Highest exposure		Lowest exposure
Trading instruments	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Interest rate risks	2.6	2.9	2.5	2.5	3.5	3.6	1.8	1.7
Equity risks	0.3	1.4	0.6	0.9	2.0	1.5	0.2	0.6
Credit (spread) risks	–	–	–	–	–	–	–	–
Foreign exchange risks	0.3	1.5	0.4	1.4	1.6	2.2	–	0.1
Diversification offsets(1)	(0.7)	(2.3)	(0.8)	(2.0)	–	–	–	–
Total correlated one-day VaR	2.5	3.5	2.7	2.8	3.7	3.6	2.0	1.7

(1)	The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it in the table.

Back-testing (unaudited)

The graph below shows our one-day 99% Internal VaR compared to the Actual and Hypothetical profit and loss.

Santander UK Group Holdings plc	115

Annual Report 2017 on Form 20-F | Risk review

BANKING MARKET RISK

OUR KEY BANKING MARKET RISKS (unaudited)

Banking market risk mainly comes from providing banking products and services to our customers, as well as our structural balance sheet exposures. It arises in all our business segments. In Retail Banking and Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre to manage. The only types of material banking market risk that we keep in Retail Banking and Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk. This is where customers repay their loans at a different point than their expected maturity date or do not take the expected volume of new products. In Global Corporate Banking, it arises from short-term markets and lending to corporates, which we also transfer to Corporate Centre to manage. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and income statement volatility risk.

Our key banking market risks are:

Key risks	Description
Interest rate risk

Yield curve risk: comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non rate sensitive liabilities in interest-earning assets. We mainly measure yield curve risk with NIM and EVE sensitivities. We also use other risk measures, like stress testing and VaR. Our NIM and EVE sensitivities cover all the material yield curve risk in our banking book balance sheet.

Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Base Rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms.

Inflation and spread risks	This arises when the value of (or income from) our assets or liabilities is affected by changes in inflation and credit spreads. We hold securities for liquidity and investment purposes that are exposed to these risks. We account for them as available-for-sale (AFS) securities or as held-to-maturity (HTM) investments. For more on our accounting policies, see Note 1 to the Consolidated Financial Statements.
Foreign exchange risk	Our non-trading businesses operate mainly in sterling markets, so we do not create significant foreign exchange exposures. The only exception to this is money we raise in foreign currencies. For more on this, see the ‘Wholesale funding’ section.
Income statement volatility risk

We measure most of the assets and liabilities in our banking book balance sheet at amortised cost. We sometimes manage their risk profile by using derivatives. As all derivatives are accounted for at fair value, the mismatch in their accounting treatment can lead to volatility in our income statement. This happens even if the derivative is an economic hedge of the asset or liability.

BANKING MARKET RISK MANAGEMENT

Risk appetite

Our framework for dealing with market risk is part of our overall Risk Framework. The banking market risk framework sets out our high-level arrangements and standards to manage, control and oversee banking market risk. Our Risk Appetite sets the controls, risk limits and key risk metrics for banking market risk. We articulate risk appetite by the income and value sensitivity limits we set in our Risk Appetite, at both Santander UK and Banco Santander group levels.

Risk measurement (unaudited)

For banking market risk, we mainly measure our exposures with NIM and EVE sensitivity analysis. We support this with the risk measures we explained in the ‘Trading market risk management’ section. We also monitor our interest rate repricing gap.

NIM and EVE sensitivities

NIM and EVE sensitivity measures are commonly used in the financial services industry. The calculations for NIM and EVE sensitivities involve many assumptions, including expected customer behaviour (such as early repayment of loans) and how interest rates may move. These assumptions are a key part of our overall control framework, so we update and review them regularly. Our NIM and EVE sensitivities include the interest rate risk from all our banking book positions. Our banking book positions generate almost all our reported net interest income.

NIM sensitivity

–  NIM sensitivity is an income-based measure we use to forecast the changes to interest income and interest expense in different scenarios. It gives us a combined impact on net interest income over a given period – usually 12 or 36 months.

– We calculate NIM sensitivity by simulating the NIM using two yield curves. The difference between the two NIM totals is the NIM sensitivity.
– Our main model assumptions are that:
– The balance sheet is dynamic. This means that it includes the run-off of current assets and liabilities as well as retained and new business

–  We use a behavioural balance sheet rather than contractual one. This means that we adjust balances for behavioural or assumed profile. We do this with most retail products whose behavioural maturity is different to the contractual maturity. This is usually because customers are exercising the option to withdraw or prepay early, or there is no contractual maturity.

EVE sensitivity

–  We calculate EVE as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel and non-parallel shifts in the yield curve.

–  We use a static balance sheet. This means that all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour (whichever is appropriate), and there is no retained or new business.

116	Santander UK Group Holdings plc

> Market risk

The limitations of sensitivities

We use sensitivities to measure the impact of standard, instantaneous, parallel shifts in relevant yield curves. The advantage of using standard parallel shifts is they generally give us a constant measure of the size of our market risk exposure, with a simple and consistent stress. This compares to specific scenarios like ‘flat rates’. The magnitude of flat rates depends on the shape of the current curve and the shift required to reach the flat rate scenario. There is one exception to the relative simplicity of parallel shifts. In order to limit negative interest rates, the yield curve may be ‘floored’. Using material parallel shocks does not always seem realistic, or it might not necessarily test the scenarios that have the most impact on us. So we run non-parallel stress tests too – to calculate the impact of some plausible non-parallel scenarios, and over various time periods for income stresses (usually one or three years).

Other ways of measuring risk

As well as using sensitivities and stress tests, we can measure banking market risk using net notional positions. This can give us a simple expression of our exposure, although it generally needs to be combined with other risk measures to cover all aspects of a risk profile, such as projected changes over time.

Other metrics we can use include VaR and Earnings at Risk (EaR). VaR can be useful because it captures changes in economic values. However, VaR will not reflect the actual impact of most of our banking book assets and liabilities on our Income Statement. This is because we account for them at amortised cost rather than fair value. EaR is similar to VaR but captures changes in income rather than value. This approach is mainly used to generate a one-year EaR measure to assess the capital requirement for Basis Risk.

Stress testing

We use stress testing of market risk factors to complement the risk measurement we get from standard sensitivities.

Stress testing scenarios

Simple stress tests (like parallel shifts in relevant curves) give us clear measures of risk control and a consistent starting point for setting limits. More complex, multi-factor and multi-time period stress tests can give us information about specific potential events. They can also test various outcomes that we might not capture through parallel stresses or VaR-type measures because of data or model limitations. We can also use stress tests to estimate losses in extreme market events beyond the confidence level used in VaR models. We can adapt our stress tests to reflect current concerns or market conditions quicker than we can with other risk measures, like VaR. We can include both individual business area stresses and Santander UK-wide scenarios.

Our stress tests fall into three categories:

–	Specific, deterministic stress tests that are not referenced to market history or expectations (such as parallel stresses of a given size)
–	Historic, deterministic stress tests with changes in market risk factors based either on specific past events (like the situation in the fourth quarter of 2008) or on our statistical analysis of changes in the past
–	Hypothetical, deterministic stress tests with changes in market risk factors based on our judgement of possible future rates in a given scenario.

We can produce stress tests using either income or value measures. They cover one or more categories of exposures accounted for on an accruals basis or at fair value. We use expert judgement to define appropriate hypothetical stress tests and any adjusting assumptions based on the balance sheet, management actions and customer behaviour.

How we use stress testing

We discuss stress testing results at senior management committees. They affect Corporate Centre’s decisions by highlighting possible risks in the banking book and the effectiveness of remedial actions we could take. We compare stress test results with stress limits and triggers set by our internal committees, or against metrics set by the PRA. If the results are over our limits or triggers, we take remedial actions and follow an escalation process.

Risk mitigation (unaudited)

We mitigate Income Statement volatility mainly through hedge accounting. We monitor any hedge accounting ineffectiveness that might lead to Income Statement volatility with a VaR measure and trigger, reported monthly. For our accounting policies for derivatives and hedge accounting, see Note 1 to the Consolidated Financial Statements. We typically hedge the interest rate risk of the securities we hold for liquidity and investment purposes with interest rate swaps, retaining spread and inflation exposures. These retained exposures are the key drivers of the VaR and stress tests we use to assess the risk of the portfolio.

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

Risk monitoring and reporting (unaudited)

We monitor the banking market risks of the portfolios we hold for liquidity and investment purposes using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and Executive Risk Control Committee monthly. The VaR we report captures all key sources of volatility (including interest rate, inflation and credit spread risks) to fully reflect the potential volatility.

Santander UK Group Holdings plc	117

Annual Report 2017 on Form 20-F | Risk review

BANKING MARKET RISK REVIEW

2017 compared to 2016 (unaudited)

The movement in NIM sensitivities in 2017 was largely driven by higher levels of the yield curve over the second half of 2017 and the subsequent base rate rise in November 2017. During 2017, we took actions to prepare for the possibility of negative rates in the UK, including a review of our models to ensure they better reflected the risks inherent in the current low rate environment. These changes in our underlying models also contributed to the movements in the year.

The increase in EVE sensitivities in 2017 was mainly due to the same changes in our underlying models. These movements were partially offset by the impact of the Base Rate rise and the increased volume of fixed rate assets left unhedged over the year.

The increase in the basis risk EaR in 2017 was largely due to changes in the underlying net basis position as a result of the continued reduction in SVR mortgages and growth in bank account liability volumes.

The main risk factors of the portfolios of securities held for liquidity and investment purposes remain the inflation and spread risk exposures. The risk of the portfolios decreased in 2017 due to a reduction in the portfolio size as maturities and sales outweighed purchases, in addition to the portfolio rebalancing away from asset classes with relatively higher risk.

Interest rate risk

Yield curve risk

The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both up and down) applied instantaneously to the yield curve at 31 December 2017 and 2016. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel and non-parallel shifts as well as scenarios.

	2017		2016
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	212	(125)	240	(82)
EVE sensitivity (unaudited)	95	(213)	54	(30)

Basis risk (unaudited)

We report basis risk using the EaR approach.

	2017 £m	2016 £m
Basis risk EaR	24	13

Interest rate repricing gap (unaudited)

The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

2017	3 months £m	1 year £m	3 years £m	5 years £m	>5 years £m	Not sensitive £m	Total £m
Assets	142,195	34,661	59,253	18,746	15,453	16,782	287,090
Liabilities	178,179	18,003	25,487	17,746	25,559	24,801	289,775
Off-balance sheet	(10,383)	(3,025)	4,364	5,636	6,093	–	2,685
Net gap	(46,367)	13,633	38,130	6,636	(4,013)	(8,019)	–

2016
Assets	139,262	31,817	54,289	16,883	16,358	17,337	275,946
Liabilities	166,131	20,418	23,231	18,451	25,517	26,000	279,748
Off-balance sheet	(15,463)	7,596	(611)	7,361	4,919	–	3,802
Net gap	(42,332)	18,995	30,447	5,793	(4,240)	(8,663)	–

Inflation and spread risks (unaudited)

The table below shows the risk metrics covering the portfolios of securities held for liquidity and investment purposes.

	2017 £m	2016 £m
VaR	3	5
Worst three month stressed loss	193	280

118	Santander UK Group Holdings plc

> Liquidity risk

Liquidity risk

Overview (unaudited)

Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.

In this section, we describe our sources and uses of liquidity and how we manage liquidity risk. We also analyse our key liquidity metrics, including our Liquidity Coverage Ratio (LCR) and our eligible liquidity pool.

We then explain our funding strategy and structure and we analyse our loan to deposit ratio (LDR) and our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.

Key metrics (unaudited)

LCR decreased to 120% (2016: 139%)

Wholesale funding with maturity <1 year down to £14.9bn (2016: £21.4bn)

LCR eligible liquidity pool decreased to £48.5bn (2016: £50.7bn)

Loan-to-deposit ratio improved to 113% (2016: 116%)

OUR KEY LIQUIDITY RISKS (unaudited)

Through our Liquidity Risk Appetite framework, we manage our funding or structural contingent and market liquidity risks wherever they arise. This can be in any of the following areas:

Key risks	Description
Retail and corporate deposit outflows	– Outflows if we are seen as more of a credit risk than our peers.
Wholesale secured and unsecured liquidity outflows	– Wholesale unsecured deposits failing to roll over at maturity date. – An inability to replace our wholesale secured funding on maturity.
Off-balance sheet activities

–  Collateral outflows if our credit rating was downgraded. This could also lead to higher costs or less capacity to raise funding.

–  Outflows of collateral we owe but that have not yet been called.

–  Outflows of collateral due to market movements.

–  Drawdowns on committed facilities based on facility type, and counterparty type and creditworthiness.

Other risks

–  Funding concentrations – outflows against concentrations of wholesale secured funding providers.

–  Intra-day cash flows – shortfall on the liquidity we need to support intra-day needs.

–  Intra-group commitments and support – cash in our subsidiaries becoming unavailable to the wider Santander UK group and contingent calls for funding from our subsidiaries and affiliates.

–  Franchise retention – outflows we need to support our future business and reputation.

Our main sources of liquidity

Customer deposits finance most of our customer lending. Although these funds are mostly callable, they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.

We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates and investment funds. We access the wholesale funding markets for subordinated debt, and longer-dated senior unsecured debt. We do this through Santander UK plc for covered bonds, structured notes, shorter-dated senior unsecured debt and short-term funding. We also access these markets through Abbey National Treasury Services plc for short-term funding, and through securitisations of certain assets of our operating subsidiaries. For more on our programmes, see Notes 16, 24 and 25 in the Consolidated Financial Statements.

We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. We do not rely on a guarantee from Banco Santander SA or any other member of the Banco Santander group. We do not raise funds to finance other members of the Banco Santander group or guarantee their debts, other than some of our own subsidiaries. As we are a PRA-regulated group, we have to meet PRA liquidity needs on a standalone basis. This means we have to prove to the PRA that we can withstand liquidity and capital stress tests. While we manage our funding and liquidity on a standalone basis, we coordinate our issuance plans with Banco Santander where it is appropriate to do. We also comply with rules set by the PRA, other regulators, and Banco Santander standards. While we manage, consolidate and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from.

Our main uses of liquidity

Our main uses of liquidity are to fund our lending in Retail Banking and Commercial Banking, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance. We also use liquidity to pay for business combinations.

Santander UK Group Holdings plc	119

Annual Report 2017 on Form 20-F | Risk review

LIQUIDITY RISK MANAGEMENT

Introduction (unaudited)

We manage liquidity risk on a consolidated basis. We created our governance, oversight and control frameworks, and our LRA, on the same basis. Under this model, and the PRA’s liquidity rules, Santander UK plc and its subsidiaries Abbey National Treasury Services plc and Cater Allen Limited form the Domestic Liquidity Sub-group (DoLSub), which allows the entities to collectively meet regulatory requirements. Each member of the DoLSub will support the others by transferring surplus liquidity in times of stress.

We transfer any liquidity risks from the products Santander UK Group Holdings plc issues, or the contracts it executes, into the Santander UK plc group through back-to-back transactions. We fund any mismatches, if needed, by ordinary share dividends from subsidiaries. This is in line with our normal practice because we manage liquidity centrally at the Santander UK plc group level.

Risk appetite

Our LRA statement is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed the rules of our regulators. In line with our liquidity management principles, we:

–	Ensure that all maturing liabilities can be financed as they fall due, including across currencies and on an intraday basis
–	Maintain a level of customer loans versus customer deposits that prevents an over-reliance on wholesale markets
–	Maintain sufficient capacity to monetise liquid assets and other counterbalancing capacity within an appropriate timeframe
–	Avoid an over-reliance on funding from a single product, customer or counterparty
–	Fund long-term assets with long-term liabilities
–	Maintain sufficient unencumbered customer assets to support current and future funding and collateral requirements, including under stress
–	Ensure that liquidity costs and benefits are allocated to business activities from which they arose.

The Board, under advice from the Board Risk Committee, approves our LRA. Our LRA, in the context of our overall Risk Appetite, is reviewed and approved by the Board each year, or more often if needed.

Risk measurement (unaudited)

We use a number of metrics to manage liquidity risk. These include metrics that show the difference between cash and collateral inflows and outflows in different periods. They also include structural metrics, such as our LDR ratio and our level of encumbered assets.

Stress testing

We also have a liquidity stress test framework in place which is central to our LRA measurement and monitoring. It includes three severe but plausible stress test scenarios. To fit with our risk appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and management actions sanctioned at the right level of governance. Additionally, a quarterly funding plan disruption stress scenario now forms part of our LRA monitoring.

Our Risk division runs our stress tests. They are:

Test	Description
Our LRA stress	Three stress tests that cover idiosyncratic, market wide and combined scenarios and look at all our risks during these events. We reviewed and revised our LRA stresses in 2017 and updated the previous single stress scenario to these three whilst also calculating the outflows resulting from each and introducing regular funding plan disruption stress tests.
Global economic stress	A stress test that looks at a slowdown in emerging markets which triggers a rapid deterioration in market sentiment globally and reduced confidence in the banking industry. Consumer purchasing power diminishes, resulting in retail and commercial outflows and drawdowns on liquidity facilities.
Acute retail stress	Stress tests that look at a significant event that damages confidence of retail and commercial depositors, causing a material loss of deposits.
Slow retail stress	Stress tests that look at the impact of a gradual prolonged period of loss of retail and commercial deposits and reduced wholesale financing.
Wholesale stress	A stress test that assesses the impact of a significant loss of wholesale market confidence in Santander UK under which wholesale funding is no longer available to us in any currency.
Protracted stress	A 12-month stress with a three-month period of severe liquidity constraint followed by a slow recovery in confidence in a recessionary economic environment.
Severe combined stress

A stress test that looks at a deep and prolonged UK recession which impairs confidence in the UK banking sector, and results in a reduction in wholesale funding availability. Simultaneously Santander UK suffers an idiosyncratic shock leading to retail and commercial outflows.

We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.

We monitor our LCR to ensure we continue to meet the requirements. Although the Basel Committee published its final Net Stable Funding Ratio (NSFR) standards in October 2014, the NSFR has not yet been implemented within Europe (unlike the LCR). As such there is no formal NSFR requirement applicable to UK or other EU banks until such time as the European Commission adopts appropriate regulatory and technical standards. Nonetheless, we monitor our NSFR on an ongoing basis and stand ready to comply with the standards once agreed.

120	Santander UK Group Holdings plc

> Liquidity risk

Risk mitigation (unaudited)

The Board aims to make our balance sheet resilient at all times and for it to be perceived as such by stakeholders. This preserves our short and long-term viability. The Board recognises that as we are involved in maturity transformation, we cannot hold enough liquidity to cover all possible stress scenarios. The Board requires us to hold enough liquidity to make sure we will survive three plausible but severe stress scenarios. We do this by keeping a prudent balance sheet structure and maintaining our approved liquid resources. The three stress scenarios cover a severe idiosyncratic, market wide and combined stress scenario and we hold sufficient liquidity to survive the worst outcome.

Ongoing business management

Within our framework of prudent funding and liquidity management, we manage our activities to minimise our liquidity risk. We have clear responsibilities for short-term funding, medium-term funding, encumbrance, collateral and liquid asset management. This ensures we manage liquidity risks as part of our daily operations, strategy and planning. We distinguish between short-term and strategic activities as follows:

Short-term tactical liquidity management	Description
Liquid resources	We maintain liquid assets, contingent liquidity and defined management actions to source funds. We do this to cover unexpected demands on cash. This is in both a plausible and significant stress scenario and other more distant and severe but less probable scenarios. Our main stress events are large and unexpected deposit withdrawals by retail customers and the loss of unsecured wholesale funding.
Funding profile	We use metrics to help control outflows in different maturities and concentrations.
Intra-day collateral management	We make sure we have enough collateral to support our involvement in payment and settlement systems.

Strategic funding management	Description
Structural balance sheet shape	We manage our maturity transformation, where we invest shorter-term funding in longer-term assets. We also manage our use of wholesale funding for non-marketable assets, and our use of non-marketable assets to generate liquidity.
Wholesale funding strategy	We avoid relying too much on any individual or groups of customer, currency, market or product that might become highly correlated in a time of stress. We also avoid excessive concentrations in the maturity of our wholesale funding.
Wholesale funding capacity	We maintain and promote our client relationships. We also monitor our line availability and maintain our funding capacity by using lines and markets.

We regularly test the liquidity of our eligible liquidity pool, in line with PRA and Basel rules. We do this by realising some of the assets through repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool. As well as our eligible liquidity pool, we hold a portfolio of unencumbered liquid assets at all times. Our LRA and PRA requirements determine the size and composition of this portfolio. These assets give us a source of contingent liquidity, as we can realise some of them in a time of stress to create liquidity through repurchase or outright sale to the market.

Structure and organisation

Santander UK has a centralised function for the management of funding, liquidity, capital – the CFO Division. The division also manages interest rate risk in our banking book. Under this approach, the CFO Division is responsible for centralising and managing these risks on behalf of Santander UK. A robust Funds Transfer Pricing (FTP) framework is critical to ensure that these risks are appropriately transferred into the CFO Division and that the costs and benefits are then passed back to the business (and ultimately our customers) and to incentivise the right behaviours in the businesses.

The role of the CFO Division is to:

–	Manage the provision of funding in order to meet the requirements of business strategy and plans
–	Propose the LRA to the Risk Division and Santander UK Board for approval
–	Manage the required liquid asset buffer
–	Maintain the Santander UK funding plan, ensuring it is compliant with the LRA and regulatory liquidity and capital requirements
–	Manage day-to-day operational liquidity and intra-day liquidity risk
–	Manage the Santander UK Recovery Plan and from January 2018 the Resolution Plan and operational continuity processes
–	Maintain policy and methodology for liquidity and interest rate FTP
–	Manage and submit liquidity regulatory reporting.

Recovery and resolution framework

In the event of a liquidity or capital stress, Santander UK has developed a series of actions that would be taken that form part of the Recovery and Resolution Plan. This enables us to respond to a wide variety of stresses, from mild to severe, in a coordinated and efficient manner. The Recovery and Resolution Plan addresses how a capital or liquidity stress would be managed. It would be invoked in response to triggers across a range of metrics falling outside threshold levels, or a qualitative assessment of potential serious risks to our financial position and balance sheet strength. All of these metrics are part of our existing risk management processes. The Recovery and Resolution Plan has two phases with the first invoked as early and proactively as possible in order to mitigate a stress with suitable actions. Phase 2 would be invoked if a stress is severe enough to warrant more significant action.

The Recovery Plan is approved by the Board under advice from the Board Audit Committee and is subject to ongoing review and enhancement.

Risk monitoring and reporting (unaudited)

We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the Board Risk Committee.

Santander UK Group Holdings plc	121

Annual Report 2017 on Form 20-F | Risk review

LIQUIDITY RISK REVIEW (unaudited)

2017 compared to 2016

–	Throughout 2017 we maintained robust risk management controls to monitor and manage the levels of our eligible liquidity pool and encumbrance. The LCR decreased to 120% at 31 December 2017 (2016: 139%), reflecting the increased requirements due to EU adoption of Regulatory Technical Standards for assessing additional collateral outflows and efficient liquidity planning. The average LCR was 129%.
–	Our LCR eligible liquidity pool significantly exceeded our wholesale funding of less than one year, with a coverage ratio of 326% at 31 December 2017 (2016: 237%), the coverage ratio increased primarily due to lower term funding maturities in 2018, the ratio continues to be volatile due to the management of normal short-term business commitments.
–	The reduction in the LRA was due to the increased severity of the stress scenarios and the extended 90 day term of the stress compared to the 60 day term of the 2016 scenario. There is also a new requirement to hold sufficient liquidity to cover the functioning of the notes circulation scheme.

Liquidity Coverage Ratio

This table shows our LCR and LRA at 31 December 2017 and 2016. It reflects the stress testing methodology in place at that time.

	LCR		LRA(1)
	2017	2016	2017	2016
	£bn	£bn	£bn	£bn
Eligible liquidity pool (liquidity value)	47.4	50.1	45.7	45.2
Net stress outflows	(39.7)	(36.0)	(34.7)	(27.3)
Surplus	7.7	14.1	11.0	17.9
Eligible liquidity pool as a percentage of anticipated net cash flows	120%	139%	132%	166%

(1)	The 2016 LRA was a two month stress horizon, the 2017 LRA is a three month requirement based on the running of three stress scenarios.

LCR eligible liquidity pool

This table shows the carrying value and liquidity value of our eligible liquidity pool assets at 31 December 2017 and 2016. It also shows the weighted average carrying value in the year.

	Carrying value		Liquidity value(1)		Weighted average carrying value in the year
	2017 £bn	2016 £bn	2017 £bn	2016 £bn	2017 £bn	2016 £bn
Cash and balances at central banks	30.9	16.0	30.9	16.0	23.6	19.0
Government bonds	12.5	29.5	12.3	29.5	19.6	18.4
Supranational bonds and multilateral development banks	1.0	1.5	1.0	1.5	1.1	1.4
Covered bonds	2.7	2.9	2.3	2.6	2.7	2.6
Asset-backed securities	0.6	0.7	0.5	0.5	0.8	0.8
Equities	0.8	0.1	0.4	–	1.1	0.5
	48.5	50.7	47.4	50.1	48.9	42.7

(1)	Liquidity value is the carrying value with the applicable LCR haircut applied.

Currency analysis

This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2017 and 2016, the composition of the pool is consistent with the currency profile of our net liquidity outflows.

	US Dollar £bn	Euro £bn	Sterling £bn	Other £bn	Total £bn
2017	9.2	1.8	36.7	0.8	48.5
2016	10.1	2.4	37.6	0.6	50.7

Composition of the eligible liquidity pool

This table shows the allocation of the carrying value of the assets in our eligible liquidity pool for LRA and LCR purposes at 31 December 2017 and 2016.

	2017					2016
	LCR eligible liquidity pool					LCR eligible liquidity pool
	Level 1 £bn	Level 2A £bn	Level 2B £bn	Total £bn	Of which LRA eligible £bn	Level 1 £bn	Level 2A £bn	Level 2B £bn	Total £bn	Of which LRA eligible £bn
Cash and balances at central banks	30.9	–	–	30.9	30.3	16.0	–	–	16.0	15.0
Government bonds:
– AAA to AA-	11.0	–	–	11.0	11.0	28.9	0.2	–	29.1	29.1
– A+ to A	–	1.5	–	1.5	1.5	–	0.4	–	0.4	0.4
Supranational bonds and multilateral development banks:
– AAA to AA-	1.0	–	–	1.0	1.0	1.5	–	–	1.5	1.5
Covered bonds:
– AAA to AA-	1.5	1.2	–	2.7	2.7	1.7	1.2	–	2.9	2.9
Asset-backed securities:
– AAA to AA-	–	–	0.6	0.6	0.6	–	–	0.7	0.7	0.3
Equities	–	–	0.8	0.8	0.8	–	–	0.1	0.1	0.1
	44.4	2.7	1.4	48.5	47.9	48.1	1.8	0.8	50.7	49.3

122	Santander UK Group Holdings plc

> Liquidity risk

FUNDING RISK MANAGEMENT

Funding strategy (unaudited)

Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding.

Most of our funding comes from customer deposits. The rest is sourced from a mix of secured and unsecured funding in the wholesale markets. Overall this means that we do not rely too heavily on wholesale funds. This is reflected in our customer LDR ratio which we monitor against budget on a monthly basis. At the same time, it makes sure our sources of funding are not too concentrated on any one product. We have checks and controls to limit our asset encumbrance from our secured funding operations. As part of maintaining a diverse funding base, we raise funding in a number of currencies, including euro, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.

Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. Around 90% of our total core retail customer liabilities are covered by the Financial Services Compensation Scheme (the FSCS).

Behavioural maturities

The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation that underpins the role of banks to lend long term, but to fund themselves mainly with shorter-term liabilities, like customer deposits.

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

We model behaviour profiles using our experience of customer behaviour. We use this data to determine the funds transfer pricing interest rates at which we reward and charge our business units for sources and uses of funds. We apply this rate until a customer changes onto a different product or service offered by us or by one of our competitors.

We continue to improve the quality of our retail, commercial and wholesale deposits. Across all customer segments, we aim to deepen our customer relationships. We do this to lengthen the contractual and behavioural profile of our liability base. In Retail Banking, we support this aim with attractive products such as the 1l2l3 World offering.

Deposit funding

Our Retail Banking and Commercial Banking activities are mainly funded by customer deposits. The rest is funded through wholesale markets.

Wholesale funding

Wholesale funding and issuance model (unaudited)

Banco Santander is a multiple point of entry resolution group. This means that should it fail, it would be split up into parts. Healthy parts might be sold or be kept as a residual group without their distressed sister companies. The resolution or recapitalisation of the distressed parts might be effected via ‘bail in’ of bonds that had been issued to the market by a regional intermediate holding company.

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

Santander UK Group Holdings plc	123

Annual Report 2017 on Form 20-F | Risk review

Our current structure is:

(1)	Short-term funding is in the process of being transferred from Abbey National Treasury Services plc to Santander UK plc.

Composition of wholesale funding (unaudited)

We are active in the wholesale markets and we have direct access to both money market and long-term investors through our funding programmes. This makes our wholesale funding well diversified by product, maturity, geography and currency. This includes currencies available across a range of channels from money markets, repo markets, senior unsecured, secured, medium-term and subordinated debt. Details of our main programmes are available in the Funding Information section of our website www.santander.co.uk/uk/about-santander-uk/investor-relations/funding-information.

As part of our ring-fencing plan, Santander UK plc is now our main operating company issuer of senior unsecured debt and covered bonds. Santander UK Group Holdings plc is the issuer of subordinated debt and Minimum Requirement for Own Funds and Eligible Liabilities (MREL)/Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt. For more on our ring-fencing plan see Note 39.

We also have access to the UK Government schemes set out below. For each scheme, eligible collateral includes all collateral that is eligible in the Bank of England’s Discount Window Facility. We ensure that sufficient collateral is placed and available at the Discount Window.

Scheme	Description
Discount Window Facility (DWF)	The DWF is a bilateral on-demand service for firms experiencing either a firm-specific or market-wide shock. It allows firms to borrow highly liquid assets in return for less liquid collateral. This lending can be large in size and for a variable term.
Term Funding Scheme (TFS)	The TFS aims to reinforce the transmission of Base Rate cuts to the interest rates actually faced by households and businesses by providing term funding to banks at rates close to Base Rate. The TFS allows participants to borrow central bank reserves in exchange for eligible collateral. It links the price and quantity of funding to net lending to UK households, the non-financial sector and non-bank credit providers over a specified period.
Funding for Lending Scheme (FLS)	The FLS is designed to boost lending to UK households and non-financial companies. It does this by giving funding to banks and building societies for an extended period – it links both the price and quantity of funding to the net UK non-financial sector lending over a specified period. The FLS lets participants borrow UK Treasury bills in exchange for eligible collateral in a drawdown window. The FLS was closed on 31 January 2018.
Contingent Term Repo Facility (CTRF)	The CTRF will be activated by the Bank of England in response to actual or prospective market-wide stress. It gives short-term liquidity to the market through monthly auctions using eligible collateral as security.
Indexed Long-Term Repo (ILTR)

The ILTR is aimed at banks, building societies and broker-dealers with a predictable need for liquid assets. The Bank of England offers funds via an ILTR operation once each calendar month, normally with a six-month maturity. Participants can borrow using eligible collateral as security.

124	Santander UK Group Holdings plc

> Liquidity risk

FUNDING RISK REVIEW

2017 compared to 2016 (unaudited)

–	Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings. 2017 presented a positive market environment for issuance despite the continuing backdrop of global geo-political tensions and other political issues causing intermittent volatility. Despite concerns around political events such as the French and UK elections and the ongoing negotiation of the UK’s exit from the EU, the market remained open and offered excellent funding opportunities across all asset classes and currencies, allowing issuers to fund themselves in the wholesale markets at the lowest levels since the financial crisis. Equities also proved resilient and ended the year at record highs. In April 2017, we took advantage of the strong risk appetite for higher risk products and issued £500m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities.
–	In 2017, medium term funding balances were lower with TFS drawdown replacing some of our matured funding. Our total term funding was £11.8bn (2016: £12.9bn), of which £0.5bn (2016: £nil) was capital issuance, £7.3bn (2016: £8.4bn) was medium-term issuance and £4.0bn (2016: £4.5bn) was TFS.
–	The £7.3bn medium-term funding included £2.1bn of senior unsecured notes from the Company, £1.2bn of senior unsecured notes from our operating company Santander UK plc, £2.3bn of covered bonds and £1.7bn of securitisations.
–	Maturities in 2017 were £13.1bn (2016: £13.5bn). At 31 December 2017, 75% (2016: 67%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 43 months (2016: 41 months). The total drawdown outstanding from the TFS was £8.5bn (2016: £4.5bn) and the total drawdowns of UK Treasury Bills under the FLS remained at £3.2bn (2016 £3.2bn).
–	Customer deposits increased £3.5bn and the LDR improved to 113%, driven by an increase in Retail Banking current accounts of £2.5bn, other retail products of £1.5bn and Commercial Banking deposits of £1.5bn, partially offset by a £3.9bn reduction in Retail Banking savings products.
–	Our level of encumbrance from external and internal issuance of securitisations and covered bonds decreased in 2017, as planned. This reflected greater maturities than new issues in the period. We expect our overall level of encumbrance to remain broadly static in 2018.

Reconciliation of wholesale funding to the balance sheet

This table reconciles our wholesale funding to our balance sheet at 31 December 2017 and 2016.

		Balance sheet line item
2017	Funding analysis £bn	Deposits by banks £bn	Deposits by customers(1) £bn	Trading liabilities £bn	Financial liabilities designated at fair value £bn	Debt securities in issue £bn	Subordinated liabilities £bn	Other equity instruments and non- controlling interests(2) £bn
Deposits	0.3	0.2	–	–	0.1	–	–	–
Certificates of deposit and commercial paper	8.0	–	–	–	0.4	7.6	–	–
Senior unsecured – public benchmark	17.8	–	–	–	–	17.8	–	–
– privately placed	3.1	–	–	–	1.1	2.0	–	–
Covered bonds	14.2	–	–	–	–	14.2	–	–
Securitisation and structured issuance	5.5	1.0(3)	0.5	–	–	4.0	–	–
Term Funding Scheme	8.5	8.5	–	–	–	–	–	–
Subordinated liabilities and equity	5.5	–	–	–	–	–	3.2	2.3
Total wholesale funding	62.9	9.7	0.5	–	1.6	45.6	3.2	2.3
Repos	25.6	0.1	–	25.5	–	–	–	–
Foreign exchange and hedge accounting	3.9	–	–	–	–	3.3	0.6	–
Other	10.3	4.0(3)	–	5.6(4)	0.7	–	–	–
Balance sheet total	102.7	13.8	0.5	31.1	2.3	48.9	3.8	2.3

2016
Deposits by banks	0.7	0.3	–	0.4	–	–	–	–
Certificates of deposit and commercial paper	8.4	–	–	–	0.5	7.9	–	–
Senior unsecured – public benchmark	16.7	–	–	–	–	16.7	–	–
– privately placed	4.9	–	–	–	1.4	3.5	–	–
Covered bonds	15.2	–	–	–	–	15.2	–	–
Securitisation and structured issuance	9.6	2.1(3)	0.5	–	–	7.0	–	–
Term Funding Scheme	4.5	4.5	–	–	–	–	–	–
Subordinated liabilities and equity	5.2	–	–	–	–	–	3.4	1.8
Total wholesale funding	65.2	6.9	0.5	0.4	1.9	50.3	3.4	1.8
Repos	8.8	–	–	8.8	–	–	–	–
Foreign exchange and hedge accounting	5.4	–	–	–	–	4.5	0.9	–
Other	9.8	2.9(3)	–	6.4(4)	0.5	–	–	–
Balance sheet total	89.2	9.8	0.5	15.6	2.4	54.8	4.3	1.8

(1)	This is included in our balance sheet total of £177,421m (2016: £172,726m).
(2)	This is £14m (2016: £14m) fixed/floating rate non-cumulative callable preference shares, £235m (2016: £235m) Step-up Callable Perpetual Reserve Capital Instruments and £2,041m (2016: £1,545m) Perpetual Capital Securities (net of issuance costs). See Notes 31 and 32 to the Consolidated Financial Statements.
(3)	Securitisation and structured issuance comprise of repurchase agreements. Other comprises of items in the course of transmission and other deposits, excluding the Term Funding Scheme. See Note 21 to the Consolidated Financial Statements.
(4)	Short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 23 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	125

Annual Report 2017 on Form 20-F | Risk review

Maturity profile of wholesale funding

This table shows our main sources of wholesale funding. It does not include securities financing repurchase and reverse repurchase agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

2017	<=1 month £bn	>1 and <=3 months £bn	>3 and <=6 months £bn	>6 and <=9 months £bn	>9 and <=12 months £bn	Sub-total <=1 year £bn	>1 and <=2 years £bn	>2 and <=5 years £bn	>5 years £bn	Total £bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	–	3.8	2.1	5.9
– privately placed	–	–	–	–	–	–	–	–	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	–	–	–	–	–	–	0.8	0.8	1.4	3.0
	–	–	–	–	–	–	0.8	4.6	3.6	9.0
Santander UK plc
Deposits by banks	–	0.1	–	–	–	0.1	–	–	–	0.1
Certificates of deposit and commercial paper	0.2	0.6	0.6	0.1	0.1	1.6	–	–	–	1.6
Senior unsecured – public benchmark	0.8	–	–	1.3	–	2.1	2.9	5.4	1.5	11.9
– privately placed	–	0.7	–	–	–	0.7	1.3	0.6	0.4	3.0
Covered bonds	0.9	–	1.0	–	–	1.9	1.3	7.7	3.3	14.2
Securitisation and structured issuance(2)	–	–	0.4	–	0.9	1.3	0.6	1.2	0.1	3.2
Term Funding Scheme	–	–	–	–	–	–	–	8.5	–	8.5
Subordinated liabilities	0.1	–	–	–	0.1	0.2	–	–	2.3	2.5
	2.0	1.4	2.0	1.4	1.1	7.9	6.1	23.4	7.6	45.0
Other group entities
Deposits by banks	0.1	0.1	–	–	–	0.2	–	–	–	0.2
Certificates of deposit and commercial paper	2.7	2.4	1.3	–	–	6.4	–	–	–	6.4
Securitisation and structured issuance(3)	–	–	–	–	0.4	0.4	1.0	0.9	–	2.3
	2.8	2.5	1.3	–	0.4	7.0	1.0	0.9	–	8.9
Total	4.8	3.9	3.3	1.4	1.5	14.9	7.9	28.9	11.2	62.9

Of which:
– Secured	0.9	–	1.4	–	1.3	3.6	2.9	18.3	3.4	28.2
– Unsecured	3.9	3.9	1.9	1.4	0.2	11.3	5.0	10.6	7.8	34.7
	4.8	3.9	3.3	1.4	1.5	14.9	7.9	28.9	11.2	62.9

2016
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	–	2.7	1.3	4.0
– privately placed	–	–	–	–	–	–	–	–	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	–	–	–	–	–	–	–	0.8	1.7	2.5
	–	–	–	–	–	–	–	3.5	3.1	6.6
Santander UK plc
Deposits by banks	0.1	–	–	–	–	0.1	–	–	–	0.1
Senior unsecured – public benchmark	–	0.9	–	0.9	–	1.8	2.1	6.7	2.1	12.7
– privately placed	0.9	–	–	0.4	0.2	1.5	0.6	1.4	0.2	3.7
Covered bonds	1.0	–	0.8	–	1.4	3.2	1.8	6.1	4.1	15.2
Securitisation and structured issuance(2)	0.8	0.3	1.1	1.4	0.9	4.5	1.3	0.7	0.6	7.1
Term funding scheme	–	–	–	–	–	–	–	4.5	–	4.5
Subordinated liabilities	0.1	–	–	–	–	0.1	0.2	0.2	2.2	2.7
	2.9	1.2	1.9	2.7	2.5	11.2	6.0	19.6	9.2	46.0
Other group entities
Deposits by banks	0.4	–	–	0.2	–	0.6	–	–	–	0.6
Certificates of deposit and commercial paper	2.9	3.1	1.3	0.7	0.4	8.4	–	–	–	8.4
Senior unsecured – privately placed	–	–	–	–	–	–	0.1	0.5	0.5	1.1
Securitisation and structured issuance(3)	0.3	0.3	0.2	0.2	0.2	1.2	0.9	0.4	–	2.5
	3.6	3.4	1.5	1.1	0.6	10.2	1.0	0.9	0.5	12.6
Total	6.5	4.6	3.4	3.8	3.1	21.4	7.0	24.0	12.8	65.2

Of which:
– Secured	2.1	0.6	2.1	1.6	2.5	8.9	4.0	11.7	4.7	29.3
– Unsecured	4.4	4.0	1.3	2.2	0.6	12.5	3.0	12.3	8.1	35.9
	6.5	4.6	3.4	3.8	3.1	21.4	7.0	24.0	12.8	65.2

(1)	Currently all our senior debt issued out of Santander UK Group Holdings plc is downstreamed into Santander UK plc on an equivalent rankings basis (e.g. senior unsecured is downstreamed as senior unsecured, subordinated capital instruments are downstreamed as subordinated capital instruments, etc.). However, under the end-state MREL/TLAC regime, senior unsecured debt issued out of Santander UK Group Holdings plc will be downstreamed in a form that is subordinated to senior unsecured debt, but senior to subordinated capital instruments issued out of Santander UK plc.
(2)	This includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)	This includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

126	Santander UK Group Holdings plc

> Liquidity risk

Currency composition of wholesale funds

This table shows our wholesale funding by major currency at 31 December 2017 and 2016.

	2017				2016
	Sterling %	US Dollar %	Euro %	Other %	Sterling %	US Dollar %	Euro %	Other %
Santander UK Group Holdings plc
Senior unsecured – public benchmark	9	67	22	2	12	63	21	4
– privately placed	–	–	–	100	–	–	–	100
Subordinated liabilities and equity (incl. AT1)	68	32	–	–	61	39	–	–
	28	54	14	4	31	53	13	3
Santander UK plc
Deposits by banks	27	73	–	–	33	67	–	–
Certificates of deposit and commercial paper	89	10	–	1
Senior unsecured – public benchmark	9	49	42	–	12	49	39	–
– privately placed	7	19	70	4	3	1	93	3
Covered bonds	47	–	52	1	41	–	58	1
Securitisation and structured issuance	80	20	–	–	59	29	12	–
Term Funding Scheme	100	–	–	–	100	–	–	–
Subordinated liabilities	52	48	–	–	55	45	–	–
	49	19	32	–	39	21	39	1
Other group entities
Deposits by banks	–	100	–	–	7	93	–	–
Certificates of deposit and commercial paper	34	65	1	–	31	68	1	–
Senior unsecured – privately placed	–	–	–	–	22	59	19	–
Securitisation and structured issuance	91	–	9	–	87	5	8	–
	47	50	3	–	41	55	4	–
Total	45	28	25	2	39	30	30	1

Term issuance

In 2017, our external term issuance (sterling equivalent) was:

	Sterling £bn	US Dollar £bn	Euro £bn	Other £bn	Total 2017 £bn	Total 2016 £bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	–	1.6	0.4	–	2.0	3.1
– privately placed	–	–	–	0.1	0.1	0.1
Subordinated debt and equity (incl. AT1)	0.5	–	–	–	0.5	–
	0.5	1.6	0.4	0.1	2.6	3.2
Santander UK plc
Securitisations	0.5	–	–	–	0.5	0.6
Covered bonds	2.3	–	–	–	2.3	0.6
Senior unsecured – public benchmark	–	1.1	–	–	1.1	–
– privately placed	0.1	–	–	–	0.1	–
Term Funding Scheme	4.0	–	–	–	4.0	4.5
	6.9	1.1	–	–	8.0	5.7
Other group entities
Securitisations	0.9	0.3	–	–	1.2	0.8
Covered bonds	–	–	–	–	–	0.8
Senior unsecured – public benchmark	–	–	–	–	–	1.4
– privately placed	–	–	–	–	–	1.0
	0.9	0.3	–	–	1.2	4.0
Total gross issuances	8.3	3.0	0.4	0.1	11.8	12.9

Loan-to-deposit ratio

This table shows our customer loans, deposits and LDR at 31 December 2017 and 2016. The business segments data excludes fair value loans, impairment loss allowances, accrued interest and other. The total data includes them but excludes repurchase and reverse repurchase agreements.

	2017			2016
	Customer loans £bn	Customer deposits £bn	Loan-to- deposit ratio %	Loan-to- deposit ratio %
Retail Banking	169.0	149.3	113	114
Commercial Banking	19.4	18.7	104	113
Global Corporate Banking	6.0	4.5	133	139
Corporate Centre	5.9	3.4	174	217
Total customer loans and deposits	200.3	175.9
Adjust for: fair value loans, impairment loss allowances, accrued interest and other	(0.8)	1.5
Statutory loans and advances to customers/deposits by customers(1)	199.5	177.4
Less: repurchase agreements and reverse repurchase agreements	(0.1)	(0.5)
Total(2)	199.4	176.9	113	116

(1)	The customer loans and customer deposits numbers are the amounts disclosed in the Consolidated Balance Sheet.
(2)	We calculate the total loan-to-deposit ratio as loans and advances to customers (excluding reverse repurchase agreements) divided by deposits by customers (excluding repurchase agreements).

Santander UK Group Holdings plc	127

Annual Report 2017 on Form 20-F | Risk review

Encumbrance (unaudited)

We have encumbered an asset if we have pledged it as collateral against an existing liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce future funding needs.

Being able to pledge assets as collateral is an integral part of a financial institution’s operations. It includes asset securitisation or related structured funding, pledging collateral to support using payment or settlement systems and entering into derivatives, securities repurchase agreements and securities borrowing arrangements.

We do various things that lead to asset encumbrance. These include where we:

–	Enter into securitisation, covered bonds, and repurchase agreements (including central bank programmes) to access medium and long-term funding
–	Enter into short-term funding transactions. These include repurchase agreements, reverse repurchase agreements and stock borrowing transactions as part of our operational liquidity management
–	Participate in payment and settlement systems
–	Post collateral as part of derivatives activity.

We monitor our mix of secured and unsecured funding sources in our funding plan. We aim to use our available collateral efficiently to raise secured funding and to meet our other collateralised obligations.

Our biggest source of encumbrance is where we use our mortgage portfolio to raise funds through securitisation, covered bonds or other structured borrowing. We control our levels of encumbrance from these by setting a minimum level of unencumbered assets that must be available after we factor in our future funding plans, whether we can use our assets for our future collateral needs, the impact of a possible stress and our current level of encumbrance.

On-balance sheet encumbered and unencumbered assets

	Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (assets encumbered at the central bank and unencumbered assets)
					Assets	Assets not positioned at the central bank
2017	As a result of covered bonds £m	As a result of securitis- ations £m	Other £m	Total £m	positioned at the central bank (i.e. pre- positioned plus encumbered) £m	Readily available for encumbrance £m	Other assets capable of being encumbered £m	Cannot be encumbered £m	Total £m	Total assets £m
Cash and balances at central banks(1)(2)	–	–	1,010	1,010	395	31,366	–	–	31,761	32,771
Trading assets	–	–	17,092	17,092	–	903	12,560	–	13,463	30,555
Derivative financial instruments	–	–	–	–	–	–	–	19,942	19,942	19,942
Financial assets designated at fair value	–	–	–	–	–	1,405	691	–	2,096	2,096
Loans and advances to banks	–	–	105	105	–	935	4,890	–	5,825	5,930
Loans and advances to customers	18,891	16,530	31	35,452	57,644	64,412	20,459	21,515	164,030	199,482
Financial investments	–	–	6,755	6,755	–	10,856	–	–	10,856	17,611
Interests in other entities	–	–	–	–	–	–	–	73	73	73
Intangible assets	–	–	–	–	–	–	–	1,742	1,742	1,742
Property, plant and equipment	–	–	–	–	–	–	1,598	–	1,598	1,598
Retirement benefit assets	–	–	–	–	–	–	–	449	449	449
Other assets	–	–	–	–	–	–	–	2,511	2,511	2,511
Total assets	18,891	16,530	24,993	60,414	58,039	109,877	40,198	46,232	254,346	314,760

2016
Cash and balances at central banks(1)(2)	–	–	600	600	370	16,137	–	–	16,507	17,107
Trading assets	–	–	13,582	13,582	–	2,807	13,646	–	16,453	30,035
Derivative financial instruments	–	–	–	–	–	–	–	25,471	25,471	25,471
Financial assets designated at fair value	–	–	–	–	–	1,463	677	–	2,140	2,140
Loans and advances to banks	–	–	115	115	–	1,030	3,207	–	4,237	4,352
Loans and advances to customers	20,234	19,996	25	40,255	23,801	96,741	18,137	20,799	159,478	199,733
Financial investments	–	–	2,684	2,684	–	14,782	–	–	14,782	17,466
Interests in other entities	–	–	–	–	–	–	–	61	61	61
Intangible assets(3)	–	–	–	–	–	–	–	1,685	1,685	1,685
Property, plant and equipment	–	–	–	–	–	–	1,491	–	1,491	1,491
Retirement benefit assets	–	–	–	–	–	–	–	398	398	398
Other assets	–	–	–	–	–	–	–	2,571	2,571	2,571
Total assets	20,234	19,996	17,006	57,236	24,171	132,960	37,158	50,985	245,274	302,510

(1)	Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.

128	Santander UK Group Holdings plc

> Liquidity risk

Assets encumbered as a result of transactions with counterparties other than central banks mainly relate to funding we had secured against our loans and advances to customers. It also includes cash collateral in trading assets that we posted to meet margin needs on derivatives.

Other assets classified as readily available for encumbrance include cash and securities we hold in our eligible liquidity pool. They also include other unencumbered assets that give us a source of contingent liquidity. We do not rely on these extra unencumbered assets in our LRA, but we might use some of them in a time of stress. We can create liquidity by using them as collateral for secured funding or through outright sale.

Other assets that are not classified as readily available for encumbrance are mainly derivatives and loans and advances to customers and banks.

Loans and advances to customers are only classified as readily available for encumbrance if they are already in a form we can use to raise funding without any other actions on our part. This includes excess collateral that is already in a secured funding structure. It also includes collateral that is pre-positioned at central banks and is available for use in secured financing.

All other loans and advances are classified as not readily available for encumbrance, but some would still be suitable for use in secured funding structures.

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

For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 16 and 33 to the Consolidated Financial Statements.

CREDIT RATINGS (unaudited)

Contractual credit rating downgrade exposure (cumulative cash flow)

Our contractual funding and margin needs depend on the credit rating of Santander UK plc rather than the rating of Santander UK Group Holdings plc. This table shows the cumulative cash outflows of Santander UK plc due to a credit rating downgrade.

	2017		2016
	One-notch downgrade £bn	Two-notch downgrade £bn	One-notch downgrade £bn	Two-notch downgrade £bn
Securitisation derivatives	2.3	2.3	3.3	3.4
Contingent liabilities and derivatives margining	1.6	1.8	1.3	1.6
Total contractual funding or margin requirements	3.9	4.1	4.6	5.0

Santander UK Group Holdings plc	129

Annual Report 2017 on Form 20-F | Risk review

Capital risk

Overview (unaudited)

Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations, including dividend and AT1 distributions.

In this section, we set out how we are regulated by the PRA (as a UK banking group) and the European Central Bank (ECB) as a member of the Banco Santander group. We also give details of the Bank of England’s 2017 stress testing exercise and an update on emerging rules.

We explain how we manage capital on a standalone basis as a subsidiary in the Banco Santander group.

We then analyse our capital resources and key capital ratios including our leverage and RWAs.

Key metrics (unaudited) CET1 capital ratio of 12.2% (2016: 11.6%) UK leverage ratio of 4.4% (2016: 4.1%) Total capital resources increased to £15.5bn (2016: £15.2bn)

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

Santander UK Group Holdings plc is incorporated in the UK. For capital purposes, we are subject to prudential supervision by the:

–	PRA: as a UK banking group
–	ECB: as a member of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM).

Although we are part of the Banco Santander group, we do not have a guarantee from our immediate and ultimate parent Banco Santander SA and we operate as an autonomous subsidiary. As we are regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.

Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes. The basis of consolidation for our capital disclosures is the same one we use for our Consolidated Financial Statements.

CAPITAL RISK MANAGEMENT

The Board is responsible for capital management strategy and policy and ensuring that our capital resources are monitored and controlled within regulatory and internal limits. We manage our funding and maintain capital adequacy on a standalone basis. We operate within the capital risk framework and appetite approved by our Board. This takes into account the commercial environment we operate in, our strategy for each of our material risks and the potential impact of any adverse scenarios or stresses on our capital position.

Management of capital requirements

Our capital risk appetite aims to maintain capital levels appropriate to the level of stress applied, and the expected regulatory response.

–	In an adverse economic stress, which we might expect to occur once in 20 years, the firm should maintain an economic capital surplus, and should exceed all regulatory capital minimum criteria at all times
–	In a very severe economic stress, which we might expect to occur once in 100 years, and which has been designed to test any specific weaknesses of a firm’s business model, the firm should maintain an economic capital surplus, and should meet all regulatory minimums at all times. This is subject to the use of regulatory buffers designed for such a stress.

130	Santander UK Group Holdings plc

> Capital risk

Management of capital resources

We use a mix of regulatory and economic capital ratios and limits, internal buffers and restrictions to manage our capital resources. We also take account of the costs of differing capital instruments and capital management techniques. We also use these to shape the best structure for our capital needs.

We decide how to allocate our capital resources as part of our strategic planning process. We base this in part on the relative returns on capital using both economic and regulatory capital measures.

We plan for severe stresses and we set out what action we would take if an extremely severe stress threatened our viability and solvency. This could include not paying dividends, selling assets, reducing our business and issuing more capital.

Risk measurement

We apply Banco Santander SA’s approach to capital measurement and risk management for CRD IV. As a result, Santander UK Group Holdings plc is classified as a significant subsidiary of Banco Santander SA. For more on the CRD IV risk measurement of our exposures, see Banco Santander SA’s Pillar 3 report.

Key metrics (unaudited)

The main metrics we use to measure capital risk are:

Key risk metrics	Description
CET1 capital ratio	CET1 capital as a percentage of RWAs.
Total capital ratio	CRD IV end-point Tier 1 capital divided by RWAs.
UK leverage ratio	CRD IV end-point Tier 1 capital divided by regulatory exposure.

Stress testing (unaudited)

Each year we create a capital plan, as part of our ICAAP. We share our ICAAP with the PRA. The PRA then tells us how much capital (Pillar 2A), and of what quality, it thinks we should hold on top of our Pillar 1 requirements.

We also develop a series of macroeconomic scenarios to stress test our capital needs, and confirm that we have enough regulatory capital to meet our projected and stressed capital needs and to meet our obligations as they fall due. We augment our regulatory minimum capital with internally assigned buffers. We hold buffers to ensure we have enough time to take action against unexpected movements.

Risk mitigation

We have designed our capital risk framework, policies and procedures to ensure that we operate within our risk appetite.

We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, and UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries.

Risk monitoring and reporting

We monitor and report regularly against our capital plan. We do this to identify any change in business performance that might affect our capital. Every month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.

Santander UK Group Holdings plc	131

Annual Report 2017 on Form 20-F | Risk review

CAPITAL RISK REVIEW

2017 compared to 2016 (unaudited)

Our CET1 capital ratio improved 60bps to 12.2% at 31 December 2017 (2016: 11.6%), reflecting higher CET1 capital from steady profits and lower RWAs. Our total capital ratio increased to 17.8% at 31 December 2017 (2016: 17.3%), partially offset by the transitional impact of CRD IV Minority Interest that reduces recognition of grandfathered capital instruments issued by our operating company.

RWAs decreased £0.6bn, with RWA management, including securitisations.

–	Retail Banking RWAs were up, broadly in line with an increase in customer loans and in average mortgage risk-weights.
–	Commercial Banking RWAs decreased 5%, with RWA management, including securitisations and lower CRE exposures.
–	In Global Corporate Banking an increase in Carillion plc provisions reduced our exposure and therefore reduced RWAs. We have also recalibrated some of our models. RWAs attributable to customer loans were £7.2bn (2016: £7.5bn).
–	Corporate Centre RWAs increased to £7.0bn, with higher market and counterparty credit risk, partially offset by a reduction in non-core customer loans.

Bank of England stress testing

The latest PRA stress test results were released on 28 November 2017. We significantly exceeded the PRA’s stress test CET1 capital ratio threshold requirement of 7.6%, with a stressed CET1 capital ratio of 9.6%, before management actions and 9.7% after allowed management actions. We also exceeded the leverage threshold requirement of 3.25%, with a stressed leverage ratio of 3.3%. Once again, we had the lowest stressed CET1 drawdown of all the participating UK banks, demonstrating the resilience of our balance sheet and predictable medium-low risk profile.

The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% and the Pillar 2A CET1 minimum of 3.1%. The minimum came into effect on 1 January 2018 and represents an increase of 0.3 percentage points over the previous Pillar 2A CET1 minimum of 2.8%, which was applicable until 31 December 2017.

Our plans for 2018 include a number of refinements to our regulatory capital models in response to supervisory recommendations and consultations. The FPC announced an increase in the countercyclical buffer from 0% to 1%. IFRS 9 was implemented from 1 January 2018, changing the way in which we raise loan loss provisions, and has the potential to make regulatory stress testing results far more pro-cyclical than the current approach. We are engaging with the PRA regarding disclosures and the need to recalibrate capital requirements as a result of this change in approach. The estimated impact of IFRS 9 on the CET1 capital ratio is 8bps before the application of any regulatory transitional arrangements which the Santander UK group will adopt and which is expected to reduce the amount impacting the CET1 capital ratio in 2018. As a result, the adoption of IFRS 9 is not expected to have a material impact on the Santander UK group’s capital position.

Key capital ratios (unaudited)

	Santander UK Group Holdings plc		Santander UK plc
	2017%	2016%	2017%	2016%
CET1 capital ratio	12.2	11.6	12.2	11.6
AT1	2.3	1.8	2.4	1.8
Grandfathered Tier 1	0.5	0.5	0.8	0.8
Tier 2	2.8	3.4	4.3	4.3
Total capital ratio	17.8	17.3	19.7	18.5

The total capital difference between Santander UK Group Holdings plc and Santander UK plc was due to the recognition of minority interests. The total subordination available to Santander UK plc bondholders was 19.7% (2016: 18.5%) of RWAs.

132	Santander UK Group Holdings plc

> Capital risk

Regulatory capital resources

This table provides an analysis of our regulatory capital.

	2017 £m	2016(1) £m
Common Equity Tier 1 (CET1) capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,399	5,925
– Accumulated other reserves and non-controlling interests	453	674
CET1 capital before regulatory adjustments	13,912	13,659
CET1 regulatory adjustments:
– Additional value adjustments	(70)	(105)
– Goodwill (net of tax)	(1,165)	(1,170)
– Other intangibles	(539)	(482)
– Fair value reserves related to gains or losses on cash flow hedges	(228)	(471)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(748)	(690)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(13)	(66)
– Deferred tax assets that rely on future profitability excluding timing differences	(25)	(5)
– Defined benefit pension fund assets	(333)	(297)
– Dividend accrual	(19)	(17)
– Deduction for non-controlling interests	(152)	(150)
CET1 capital	10,620	10,206
Additional Tier 1 (AT1) capital instruments:
– Capital instruments	2,041	1,545
– Amount of qualifying items subject to phase out from AT1	707	721
– Regulatory deductions for instruments issued by subsidiary undertakings	(301)	(233)
AT1 capital	2,447	2,033
Tier 1 capital	13,067	12,239
Tier 2 capital instruments:
– Capital instruments	2,749	2,991
– Amount of qualifying items subject to phase out from Tier 2	587	781
– Regulatory deductions for instruments issued by subsidiary undertakings	(915)	(817)
Tier 2 capital	2,421	2,955
Total regulatory capital	15,488	15,194

(1)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.

Movements in regulatory capital (unaudited):

	CET1 capital £m	AT1 capital £m	Tier 2 capital £m	Total £m
At 1 January 2017	10,206	2,033	2,955	15,194
– Retained earnings	474	–	–	474
– Other reserves and non-controlling interests	(221)	–	–	(221)
– Additional value adjustments	35	–	–	35
– Goodwill (net of tax)	5	–	–	5
– Other intangibles	(57)	–	–	(57)
– Fair value reserves related to gains and losses on cash flow hedges	243	–	–	243
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(58)	–	–	(58)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	53	–	–	53
– Deferred tax assets that rely on future profitability excluding timing differences	(20)	–	–	(20)
– Defined benefit pension fund assets	(36)	–	–	(36)
– Dividend accrual	(2)	–	–	(2)
– Deductions for non-controlling interests	(2)	–	–	(2)
– Capital instruments	–	496	(242)	254
– Amount of qualifying items subject to phase out from AT1	–	(14)	–	(14)
– Amount of qualifying items subject to phase out from Tier 2	–	–	(194)	(194)
– Deductions for instruments issued by subsidiary undertakings	–	(68)	(98)	(166)
At 31 December 2017	10,620	2,447	2,421	15,488

CET1, AT1 and Tier 2 regulatory adjustments

These are adjustments required by CRD IV.

AT1 capital

These are preference shares and innovative/hybrid Tier 1 securities. None of the instruments we issued before 1 January 2014 fully meet the CRD IV AT1 capital rules, which apply from that date. These instruments will be phased out by CRD IV rules which restrict their recognition as capital. The £750m Fixed Rate Reset Perpetual AT1 Capital Securities (net of issuance costs), the £800m Perpetual Capital Securities and the £500m Perpetual Capital Securities we issued since then fully meet the CRD IV AT1 capital rules.

Tier 2 capital

These are fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital is being phased out under CRD IV.

Santander UK Group Holdings plc	133

Annual Report 2017 on Form 20-F | Risk review

Risk-weighted assets (unaudited)

The tables below are consistent with our regulatory filings for 2017 and 2016.

RWAs by risk	2017 £bn	2016 £bn
Credit risk	69.2	70.6
Counterparty risk	6.7	6.1
Market risk	3.6	3.5
Operational risk	7.5	7.4
	87.0	87.6

RWAs by segment	2017 £bn	2016 £bn
Retail Banking	44.1	43.6
Commercial Banking	19.4	20.4
Global Corporate Banking	16.5	16.9
Corporate Centre	7.0	6.7
	87.0	87.6

Movements in RWAs by risk:

	Credit/ Counterparty risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 1 January 2017	76.7	3.5	7.4	87.6
Asset size	(0.2)	0.1	–	(0.1)
Asset quality	0.5	–	–	0.5
Model updates	(1.1)	–	–	(1.1)
Other	–	–	0.1	0.1
At 31 December 2017	75.9	3.6	7.5	87.0

134	Santander UK Group Holdings plc

> Capital risk

Regulatory leverage (unaudited)

The CRD IV rules include proposals to use a leverage ratio to complement risk-based capital ratios. The rules to calculate the leverage ratio have now been set in the UK by the PRA. We also have to meet a minimum level for the end-point Tier 1 leverage ratio under rules set by the PRA.

The table below shows our leverage ratio, which we calculated using the rules set by the PRA. Our ratio was greater than the minimum of 3.0% at 31 December 2017 and 2016.

	2017 £m	2016 £m
Regulatory exposure	286,962	289,684
End-point Tier 1 capital	12,661	11,751
UK leverage ratio	4.4%	4.1%
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:
	2017 £m	2016(1) £m
Total assets per the Consolidated Balance Sheet	314,760	303,141
Derivatives netting and potential future exposure	(12,377)	(14,666)
Securities financing current exposure add-on	1,247	4,356
Removal of IFRS netting	1,500	1,550
Removal of qualifying central bank claims	(30,695)	(17,104)
Commitments calculated in accordance with Basel Committee Leverage Framework	14,614	15,076
CET1 regulatory adjustments	(2,087)	(2,669)
	286,962	289,684

(1)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.

The adjustments are:

–	Derivatives netting and potential future exposure: where netting is allowed to calculate RWAs for derivatives, it is also allowed for leverage purposes. This is partially offset by including the PFE we use to calculate RWAs
–	Securities financing current exposure add-on: we include an add-on for securities financing transactions to show current exposure for leverage purposes
–	Removal of IFRS netting: where netting of assets and liabilities is allowed under IFRS, but not under the Basel rules, we remove it for leverage purposes
–	Removal of qualifying central banks claims: permitted under the recommendation of the Financial Policy Committee on 25 July 2016, under CRD IV rules the exposure measure does not allow the removal of qualifying central bank deposits or claims
–	Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of undrawn commitments for leverage purposes after we apply regulatory credit conversion factors
–	CET1 regulatory adjustments: where we have deducted assets from CET1, they can be deducted for leverage purposes.

Distributable items(1) (unaudited)

At 31 December 2017, Santander UK Group Holdings plc had distributable items under CRD IV of £4,209m (2016: £4,212m). Movements in distributable items during the years ended 31 December 2017 and 2016 were:

	2017 £m	2016 £m
At 1 January	4,212	4,215
Dividends approved:
– AT1 Capital Securities	(135)	(111)
– Tax on above item	26	22
– Ordinary shares	(553)	(593)
Dividends receivable:
– Investment in AT1 Capital Securities	134	110
– Tax on above item	(26)	(22)
– Investment in ordinary shares of subsidiary	553	593
Other income statement items (Company)	(2)	(2)
At 31 December	4,209	4,212

(1)	Distributable items are equivalent to distributable profits under the UK Companies Act 2006.

Santander UK Group Holdings plc	135

Annual Report 2017 on Form 20-F | Risk review

Pension risk (unaudited)

Overview	Key metrics

Pension risk is the risk caused by our contractual or other liabilities with respect to a pension scheme (whether established for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.

Funding Deficit at Risk reduced to £1,540m (2016: £1,690m) Both interest rate and inflation hedge ratios on the Funding basis remained stable at 57% (2016: 56%) and 64% (2016: 62%) respectively.
In this section, we explain how pension risk is managed and mitigated.

OUR KEY PENSION RISKS

Definition

Pension risk is one of our key financial risks and arises mainly because Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Our risk is that over the long-term the Scheme’s assets, together with future returns and future contributions, might not be enough to meet liabilities as they fall due. Where the value of the Scheme’s assets is lower than the Scheme’s liabilities, we could have to (or might choose to) make extra contributions. We might also need to hold more capital to reflect this risk.

Sources of risk

The key pension risk factors the Scheme is exposed to are:

Key risks	Description
Interest rate risk	The risk that movements in (long-term) interest rates cause changes in the value of the Scheme’s liabilities that are not matched by changes in the value of the Scheme’s assets.
Inflation risk	The Scheme’s liabilities are impacted by inflation as annual pension increases are linked to RPI and CPI. The risk is that movements in inflation causes changes in the value of the Scheme’s liabilities that are not matched by changes in the value of the Scheme’s assets.
Longevity risk	Due to the long-term nature of the obligation, the value of the Scheme’s liabilities are also impacted by changes to the life expectancy of Scheme members over time. The Scheme’s liabilities are mainly in respect of current and past employees and are expected to stretch beyond 2080.
Investment risk	The risk that the return on Scheme’s assets (relative to Scheme’s liabilities) is less than anticipated.

Both our accounting and regulatory capital positions can be sensitive to changes in key economic data and the assumptions we have used in our valuations. These include our accounting assumptions on discount, inflation rates and life expectancy.

For more on the size of our defined benefit pension schemes and the nature of these risks, see Note 28 to the Consolidated Financial Statements. This includes a sensitivity analysis of our key actuarial assumptions.

We also have defined contribution schemes for some employees. Benefits at retirement primarily depend on the contributions made (by both the employees and us) and how well the investments (chosen by employees) perform. These schemes carry far less market risk exposure for us, however, we remain exposed to operational and reputational risks. To manage these risks, we monitor the performance of defined contribution investment funds and we engage with our employees to ensure they are given enough information about their investment choices.

PENSION RISK MANAGEMENT

Scheme governance

The Scheme operates under a trust deed. The corporate trustee, Santander (UK) Group Pension Trustees Limited (the Trustee), is a wholly owned subsidiary of the Santander UK group. It delegates investment decisions to the board of Santander (CF Trustee) Limited (CF Trustee). The CF Trustee meets each month and is the main forum for the CF Trustee to analyse and agree investment management strategies with input from the company as and when required.

As well as reviewing our pension risk appetite and approving actuarial valuations, the Santander UK Pensions Committee discusses and forms views on the Scheme’s investment strategy. The Pension Risk forum, a Risk division management forum, monitors our pension risk within our approved risk framework, risk appetite and policies. Although we work with the Trustee to ensure the Scheme is adequately funded, our responsibilities are clearly segregated from those of the Trustee.

136	Santander UK Group Holdings plc

> Pension risk

Risk appetite

Our appetite for pension risk is reviewed by the Pensions Committee at least once a year. It is then sent to the Board for approval. We ensure that our risk appetite is a key consideration in all decisions and risk management activities related to the Scheme.

We measure pension risk on both a technical provisions (funding) basis and an accounting basis (measured under IAS 19 ‘Employee Benefits’). We manage and hedge pension risk on the funding basis. However, we also consider the impact on the accounting basis. Both the funding and the accounting bases are inputs into our capital calculations.

Risk measurement

Our key risk metrics include:

Key risk metrics	Description
Funding Deficit at Risk	We use a VaR and stress testing framework to model the Scheme’s assets and liabilities to show the potential deterioration in the current funding position. This ensures we adequately capture the risks, diversification benefits and liability matching characteristics of the obligations and investments of the Scheme. We use a time period of 1 year and a 95% confidence interval in our VaR model.
Required Return	This estimates the return required from the Scheme’s assets each year to reach a pre-defined funding target by a fixed date in the future.
Pensions CET1 Volatility	This measures the potential for capital volatility due to the pension risk related capital deduction.

Our stress testing looks at how the Scheme’s assets and liabilities respond to a range of deterministic financial and demographic shocks. We incorporate the results, and their impact on our balance sheet, income statement and capital, into our overall enterprise wide stress test results. We perform internal forward-looking stress testing each month and historic stress testing each quarter. We also perform stress tests for regulators, including for ICAAPs and PRA stress tests.

Risk mitigation

The key tools we use to mitigate pension risk are:

Key tools	Description
Investment strategies	The Trustee has developed the following investment principles:

–  To maintain a portfolio of assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, along with new contributions from members and the employers, the cost of current and future benefits which the Scheme provides, as set out in the trust deed and rules;

– To limit the risk that the assets fail to meet the liabilities, over the long term, as required by legislation;
– To invest in a way that is suitable to the nature and duration of the expected future benefit payments;
– To minimise the long-term costs of the Scheme to us by maximising the return on the assets whilst having regard to the objectives shown above.

The assets of the funded plans are held independently of the Santander UK group’s assets in separate trustee administered funds. The investment strategy is kept under review.

The Trustee invests the Scheme’s assets in a diversified portfolio of UK and overseas equities, corporate and government bonds, property, infrastructure development opportunities and other assets.
Hedging strategies	The Trustee has a hedging strategy to reduce inflation and interest rate risks. Hedging decisions are made, following discussions between the Trustee and us, and executed by the CF Trustee. This includes investing in suitable fixed income and inflation-linked assets, and entering into inflation and interest rate swaps. The Trustee may also adopt other hedging to mitigate specific risks such as equity hedging strategies which are used to reduce market risks from investing in public market equities. The case study on the next page describes the equity hedging implemented during 2017.
Other mitigants	We continue to mitigate pension risk in other ways. For example:

– From 1 March 2015, a cap on pensionable pay increases of 1% each year was applied to staff in the Scheme;
– In 2010 the cap on future pension increases for benefits accrued after 5 April 2010 was lowered;

–  In 2008, the Santander (UK) Common Investment Fund was created to pool investments and the CF Trustee was set up to make investment and hedging decisions on behalf of the Trustee. This improved the investment decision making process;

– In 2002, the Scheme was closed to new staff.

Risk monitoring and reporting

We monitor pension risk each month and report on our metrics at Executive Risk Control Committee, Pensions Committee and also, where thresholds are exceeded (or likely to be), to the Board Risk Committee and the Board in accordance with our pension risk appetite. Senior management will then decide what, if any, remedial action should be recommended, which we then discuss with the Trustee and where relevant the CF Trustee.

Santander UK Group Holdings plc	137

Annual Report 2017 on Form 20-F | Risk review

PENSION RISK REVIEW

2017 compared to 2016

Our pension risk profile has grown over the last few years, mainly driven by the fall of long-term gilt yields. During 2017 however risk levels reduced due to mitigating strategies employed during the year. Following completion of the 2016 triennial valuation in March 2017, the CF Trustee began an extensive investment and hedging strategy review. As a result, the CF Trustee has implemented a number of actions, which have already reduced the risk profile of the Scheme. We are also improving risk management and control, along with associated governance. In addition, during the year we changed the actuarial experts we use to help us assess pension obligations.

Risk monitoring and measurement

We continue to focus on achieving the right balance between risk and reward. In 2017, overall asset returns were positive mainly from equities. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis. The Funding Deficit at Risk decreased to £1,540m (2016: £1,690m). In 2017, the Scheme put in place more equity hedging as part of a review of the CF Trustee’s investment strategy. This reduced the Funding Deficit at Risk by £300m. During 2017, interest rate and inflation hedging remained stable. The interest rate hedging ratio was 57% at 31 December 2017 (2016: 56%) on the funding basis, and the inflation hedging ratio was 64% (2016: 62%).

In August 2017, the Pensions Committee considered the impact of potential inflation shocks on the accounting position, both current and forecasted to the end of the recovery plan. The four scenarios varied the levels of RPI inflation, long-term inflation expectations, and expected RPI inflation volatility. The analysis showed small improvements in the current and forecasted accounting positions in three of the four scenarios. In the fourth scenario, high inflation with low volatility, there was a small potential worsening of the current accounting position, which was considered manageable. Under this scenario, the forecast still resulted in a significant accounting surplus by the end of the recovery plan. On an accounting basis, the Scheme is almost fully hedged against movements in inflation.

Triennial funding valuation

The 2016 triennial valuation was completed in March 2017. Santander UK plc has agreed to continue to fund the Scheme at the current rate with the recovery plan extended for a further three years. In addition, Santander UK plc has also agreed to make further contributions if the investment performance is lower than expected.

Accounting position

During 2017, the accounting surplus of the Scheme and other funded arrangements increased, with sections in surplus of £449m at 31 December 2017 (2016: £398m) and sections in deficit of £245m (2016: £223m). The overall position was £204m surplus (2016: £175m). There were also unfunded scheme liabilities of £41m at 31 December 2017 (2016: £39m). The improvement in the overall position was mainly driven by positive investment performance, which more than offset the increase in Scheme’s liabilities due to the lower discount rate assumption driven by lower long term interest rates and credit spreads. For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 28 to the Consolidated Financial Statements.

Equity portfolio tactical risk management

The CF Trustee began a strategic review of the Common Investment Fund’s (CIF’s) asset allocation in 2017 to assess its ability to deliver the investment returns needed to meet the agreed 2016 Actuarial Valuation recovery plan.

This plan is designed to close the funding gap between the Scheme’s assets and its pension liabilities through a mix of Company contributions and investment returns over the next 10 years.

Listed equity markets have delivered strong investment returns since March 2009 and reached record levels in 2017. Global equity prices now look increasingly expensive across a range of valuation measures. As a result, and whilst the asset allocation review is being completed, the CF Trustee decided to buy a tactical investment to protect part of its listed equity portfolio from falls in equity markets.

This tactical investment was put in place by buying a basket of derivatives whose performance is driven by underlying equity markets.

The combined portfolio of the listed equities and the derivatives basket effectively changes the payout profile that the CIF will earn from its total listed equities whilst the derivatives basket is held over the next 12 months.

The derivatives basket sells positive listed equity returns above the return required by the CIF should they occur and uses the revenue from that sale to buy protection to safeguard the value of the listed equities should equity markets fall below the levels when the derivatives basket was bought.

The cost to the CIF is minimal because the derivatives basket is structured so that the revenue from selling positive equity returns broadly meets the cost of buying the downside protection.

The derivatives basket can be unwound at any time in its planned holding period and it will be kept under review by the CF Trustee so that it can react if market conditions change.

138	Santander UK Group Holdings plc

> Conduct and regulatory risk

Conduct and regulatory risk (unaudited)

Overview	Key metrics

In 2017, we merged the conduct and regulatory risk types into one framework. We did this to better reflect their similarities and to streamline our risk types.

Conduct risk is the risk that our decisions and behaviours lead to a detriment or poor outcome for our customers. It also refers to the risk that we fail to hold and maintain high standards of market integrity.

Regulatory risk is the risk of financial or reputational loss, imposition or conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.

We are committed to ensuring conduct strategy is embedded in our business and that the fair treatment of our customers is at the heart of what we do.

In this section, we explain how we manage conduct and regulatory risk. We also describe our main conduct provisions, with a focus on PPI, and give some insight into our support for vulnerable customers

Our PPI provision at 31 December 2017 amounted to £356m (2016: £457m) Other conduct provisions at 31 December 2017 amounted to £47m (2016: £36m)

OUR KEY CONDUCT AND REGULATORY RISKS

We believe that delivering a Simple, Personal and Fair bank starts with meeting the needs and expectations of our customers. To achieve this we are committed to making sure that our strategy, proposition and initiative approval process, and systems, operations and controls are well designed and delivered.

We see our key exposure to conduct and regulatory risk through the risk of errors in our product design, sales practices, post-sale servicing, operational processes and complaint handling. All of these may result in the risk that we do not meet our customers’ needs, align to the expectations of our regulators or deliver the expected outcomes.

Our Conduct and Regulatory Framework is built on the following underlying types of risk:

Key risks	Description
Regulatory

The risk that we fail to adhere with relevant laws, regulations and codes which could have serious financial, reputational and customer impacts. This includes the risk that we may be adversely impacted by changes and related uncertainty about UK and international regulations.

We categorise regulatory risk into financial and non-financial risk. This is aligned to our main regulators who are the:

– PRA, which is responsible for the prudential regulation and supervision. Its main aim is to promote the safety and soundness of the firms it supervises; and
– FCA, which focuses on the regulation of conduct by financial services firms. Its aims include securing an appropriate degree of protection for customers.

As well as being subject to UK regulation, as part of the Banco Santander group, we are impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB through the Single Supervisory Mechanism. We also fall within the scope of US regulation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act. This places restrictions on our activities both in the UK and the US. We also have to adhere to the rules and guidance of other regulators and voluntary codes in the UK.

Product	The risk that we offer products and services that do not result in the right outcomes for our customers.
Sales	The risk that we sell products and services to our customers without giving them enough information to make an informed decision or we do not provide correct advice.
After-sale and servicing	The risk that failures of our operations, processes, servicing activity, IT or controls result in poor outcomes for our customers. This includes the risks that:
– We do not give appropriate after-sale communications to customers, making it difficult for them to contact us, or we fail to take account of a customer’s vulnerability
– We do not have robust systems and controls to detect and prevent fraud.
Culture	The risk that we do not maintain a culture that encourages the right behaviour and puts the customer at the heart of what we do.
Competition

The risk of financial harm, criminal liability, customer harm or reputational damage that we may incur because we fail to comply with relevant competition law or being involved in any competition law investigation or proceedings.

Santander UK Group Holdings plc	139

Annual Report 2017 on Form 20-F | Risk review

CONDUCT AND REGULATORY RISK MANAGEMENT

Risk appetite

We aim to comply with and exceed all regulatory requirements and we have no appetite to make decisions or operate in a way that leads to unfair outcomes for our customers or negatively impacts the market.

Our Board approves our risk appetite and we cascade it to our business units through our risk framework and policies. Our Board agrees our conduct and regulatory risk appetites and limits each year, or more often if events mean that we need to. We also have lower level risk tolerance thresholds that are agreed at least annually by the Board Risk Committee. Our material conduct and regulatory risk exposures are subject to, and reported against, our conduct and regulatory risk appetite statements, as well as lower level triggers and thresholds for management action.

Risk measurement

Due to the close links between our conduct, regulatory and operational risk frameworks, our tools to identify, assess, manage and report these risks also apply where such exposures and risks have a conduct and/or regulatory risk impact.

We consider conduct and regulatory risk as part of the governance around all our business decisions. We have specific forums and committees to make decisions on conduct and regulatory risk matters. They do this after due consideration by the business, our Business Support Units and Risk Control Units, as well as the Board Responsible Banking Committee.

Risk mitigation

Our conduct and regulatory risk framework and policies set out the principles, standards, roles and responsibilities and governance for conduct and regulatory risk, such as:

Policies	Description
Product approval	Our product approval process aims to minimise our exposure to conduct, legal, regulatory or reputational risks in the design, marketing, sales and service of new products and services. We assess all our products and services within a formal framework to make sure they are within our risk appetite and agreed metrics, processes and controls are in place.
Suitable advice	We give guidance to advisers and staff on the key principles, minimum requirements and ethical behaviours they must follow when they give advice or conduct a non-advised sale. This ensures our customers are sufficiently informed when they make a buying decision. The main products we cover are mortgages, investments, savings and protection.
Training and competence	In line with the expectations of our regulators, we train our staff and require them to maintain an appropriate level of competence (in line with their role and responsibilities) to ensure customers achieve fair outcomes. We invest in all our people to ensure that we achieve our mandatory risk objectives and that everyone acknowledges their personal responsibility for risk management through our I AM Risk approach.
Treating vulnerable customers fairly

Some customers may be impacted financially or personally as a result of their circumstances. Our guidelines give our business areas a clear and consistent understanding of what vulnerability can mean and the types of customers that may need more support. Our guidelines also help prevent those customers from entering financial difficulty or any other financial loss. We work with key charities and other specialists to develop our understanding of vulnerability. We also consider vulnerability in our product approval process, and have mandatory training on it for all our people.

We support our conduct and regulatory risk framework and policies with tools that allow us to identify and assess any new and emerging conduct risks. These include:

Key tools	Description
Strategy and business planning	Our Strategy and Corporate Development team help align our overall corporate strategy, financial plans, risk appetite and operational capabilities through our annual process to set our strategy. We derive our business unit plans from our overall corporate strategy and they contain a view of conduct and regulatory risk along with our other key risk types.
Sales quality assurance	We subject our sales to internal quality assurance and, as appropriate, external monitoring to ensure the quality of our sales and practices.
Operational risk and control assessments	Our business and business support units assess our operational risks and controls to give us a consolidated risk view across all our business areas. We complete the assessments through a central tool to evaluate and manage our residual risk exposures.
Scenario testing and horizon scanning	We consider conduct and regulatory risk in our scenario testing. This reviews possible root causes and assumptions to determine the likelihood and size of the impact, and actions to enhance our controls where required.
Conduct risk reporting	We use dashboards to give us an end-to-end view of our conduct risks (from product, sales and post-sales and servicing) across our business. This allows us to apply a lens to manage conduct risk and understand if it is in line with our risk appetite.
Compliance monitoring	We carry out an annual assurance programme for conduct and regulatory risk. This includes mystery shopping, branch oversight and thematic reviews.

Risk monitoring and reporting

Our risk and control forums support management to manage risks and controls in their business units. Reporting includes commentary on trends and root causes so that we can take effective action. The data reported to senior management contains essential information that gives them a clear understanding of current and potential emerging conduct and regulatory risks and issues.

We support this with conduct risk dashboards, which take into account a range of metrics across common areas such as mystery shopping, quality assurance and complaints. Our Legal and Regulatory function reports directly to the Board to give a view on legal, conduct, regulatory, reputational and financial crime risks, and to escalate issues or any breach of our risk appetite.

140	Santander UK Group Holdings plc

> Conduct and regulatory risk

CONDUCT AND REGULATORY RISK REVIEW

2017 compared to 2016

To make sure we fully consider customer impacts across our business, we maintained a strong focus on robust oversight and control over our proposition, and maintaining Compliance teams across all our key business lines. We also embedded conduct risk frameworks across all business divisions, and worked closely with Operational Risk, leveraging the risk toolkit to identify, assess, manage and report conduct and regulatory risk.

In 2017, we continued to build on the progress we made in 2016. As part of this, we:

–	Assessed the views and new policy areas in the FCA’s Business Plan and Mission Statement. We then built them into our business planning, controls and oversight activities
–	Strengthened our work with Banco Santander to ensure that we have a consistent approach
–	Improved our framework and guidance for how we support vulnerable customers, including ageing customers
–	Enhanced our management information to help us identify forward-looking risks earlier. We also analysed internal and external developments to capture the lessons learnt
–	Carried out face to face training in addition to mandatory modules to help colleagues on topical areas of conduct risk
–	Developed a new conduct and compliance centre of excellence in our Legal and Regulatory division
–	Refined and improved our product approval process.

We continue to assess the potential customer, client and market impacts of structural reform as part of our ring-fencing programme.

PPI provisions

The remaining provision for PPI redress and related costs amounted to £356m, including an additional net provision of £40m in Q417 bringing the total charge for the year to £109m. The Q417 provision relates to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience.

Other conduct provisions

Other conduct provisions amounted to £47m (2016: £36m), and included a provision of £35m, relating to the sale of interest rate derivatives. This charge followed an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

For more on our conduct remediation provision, including sensitivities, see Note 27 to the Consolidated Financial Statements. We explain more about these sensitivities in ‘Critical accounting policies and areas of significant management judgement’ in Note 1 to the Consolidated Financial Statements.

Support for vulnerable customers

In recent years we have increased our focus on consumer vulnerability. We use guidance from the FCA, Money & Mental Health Policy Institute, Citizens Advice and other consumer bodies to collaborate at an industry level. We have built on work we started in 2015 increasing our awareness and ability to respond to the needs of vulnerable customers.

Recognising vulnerability through our contact with customers is key in being able to identify how we can give our customers the best support. To equip our customer facing colleagues and give them the confidence they need to deal with a range of sensitive issues, we have given them training in this area. To do this, we used real customer scenarios to highlight different vulnerable situations. We have also developed an online Vulnerable Customer Support Tool for our colleagues to give them more information and guidance. We are also piloting a Specialist Support Team for our colleagues when they need more support. This team set up a dedicated helpline for both customers and colleagues to support people affected by the Grenfell Tower Fire in June 2017.

We recognised that our customers who were impacted would need easy access to a dedicated source of information and guidance given their very unique and tragic circumstances. In 2018, we plan to expand our Specialist Support Team to support all our customer facing colleagues. We have also tested a Friends and Family alert service, where a customer can ask us to notify a named and trusted friend or family member when certain transactions occur on their account. This has given peace of mind and a sense of added security for customers who may feel vulnerable or want to keep control of their banking with a little support.

Protecting vulnerable customers is a bank wide responsibility and we now have an overarching policy which sets out our principles of good conduct in this area.

Through this approach, we now consider vulnerability in every new initiative. We have seen the impact of this in areas such as the roll out of our voice guided, contactless-enabled ATMs and the development of our mobile banking app. We also work closely with the Digital Accessibility Centre, and adapting our technology to the needs of customers with physical disabilities is a key part of our design and testing stages. As an example, the use of fingerprints and Face ID (IOS only), to access our mobile banking app removes the need to remember passwords. The use of voice activation to navigate online services also improves access for people with visual impairments.

We are committed to providing services, products and support to all of our customers who are vulnerable. We look to build on these initiatives and develop even more ways to help them in 2018.

Santander UK Group Holdings plc	141

Annual Report 2017 on Form 20-F | Risk review

Other key risks (unaudited)

Overview

In this section, we describe how we manage our other key risks and discuss developments in the year.

Our other key risks are:

– Operational risk: the risk of direct, or indirect, loss due to inadequate or failed internal processes, people and systems, or external events.

– Financial crime risk: the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, bribery and corruption.

– Legal risk: the risk of loss due to legal deficiencies in contracts; failure to take appropriate measures to protect assets; failure to manage legal disputes appropriately; failure to assess or implement the requirements of a change of law; or failure to comply with law or regulation or to discharge duties or responsibilities created by law or regulation.

– Model risk: the risk of loss from decisions mainly based on results of models due to errors in their design, application or use.

– Strategic risk: the risk of loss or damage due to strategic decisions that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments.

– Reputational risk: the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.

OPERATIONAL RISK

OUR KEY OPERATIONAL RISKS

Operational risk is inherent in our business. As a result, we aim to manage it down to as low a level as possible, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service and regulatory obligations. These events can include product misselling, fraud, process failures, system downtime and damage to assets.

Our top three key operational risks are:

Key risks	Description
Cyber risk	The use of technology and the internet have changed the way we live and work. They have allowed us to develop and improve the way we deal with our customers. It is critically important that we give our customers a secure environment in which to deal with us. Failure to protect the data assets of the bank and its customers against theft, damage or destruction from cyber-attacks could result in both damage to our reputation and direct financial losses. This applies not only to our own systems but also to those of our third party providers and counterparties in the market.
Outsourced and third party supplier management	We rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods. These include outsourced services, such as IT infrastructure, software development and banking operations. Third party risk is a key operational risk for us due to the number, complexity and criticality of the services being provided. Many third parties are also shared across the sector and this could increase risk due to complexity and capacity issues at the suppliers. The failure of a supplier may cause operational disruption, breach of data security or regulations, negative customer impact, financial loss or reputational damage.
Process and change management

A key part of our business strategy is to develop and deliver new banking channels and products. These include mobile banking and third party payment products. The scale and pace of our plans increases our operational risk.

We are also implementing a large number of regulatory and legal changes, impacting all areas of our business. There is more on this in the ‘Regulatory risk’ section. Our business units are reporting operational issues due to the volume and complexity of these changes. These changes could have financial, customer, reputational and regulatory impacts if we do not manage them properly.

142	Santander UK Group Holdings plc

> Other key risks

OPERATIONAL RISK MANAGEMENT

Risk appetite

We set our operational risk appetite at a Santander UK level and we express it through measures approved by the Board. These include risk statements and metrics set against the seven CRD IV loss event types. We cascade our appetite across our business areas by setting out lower level triggers and thresholds and processes by which risks and events must be managed and escalated, and by which they may be formally accepted.

Risk measurement and mitigation

The key components of the operational risk toolset we use to measure and mitigate risk are:

Operational risk toolset	Description
Operational risk and control assessments	Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite. They also ensure that we prioritise any actions needed. Every area has to identify their risks, assess their controls for adequacy and formulate a plan to address any deficiencies.
Risk scenario analysis	We perform this across all of our business units. It involves a top down assessment of our most significant operational risks. Each business unit has a set of scenarios that it reviews and updates each year. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to address any issues.
Key indicators	Key indicators and their tolerance levels give us an objective view of the degree of risk or the strength of a control at any point in time. They also show a trend over a period of time and give us early warning of potential risk exposures. The most common key indicators we use are key risk indicators, which highlight the degree of risk, and key control indicators which show how strong and effective the controls are.
Operational risk losses	Our operational risk loss appetite sets the level of total operational risk loss (expected and unexpected) in any given year (on a 12 months rolling basis) that we consider to be acceptable.
Operational risk event management	Operational risk events occur when our controls do not operate as we planned and this leads to customer impact, financial loss, regulatory impacts and/or damage to our reputation. We have processes to capture and analyse loss events. We use data from these processes to identify and correct any control weaknesses. We also use root cause analysis to identify emerging themes, to prevent or reduce the impacts of recurrence and to support risk and control assessments, scenario analysis and risk reporting.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

We also mitigate our key operational risks in the following ways:

Key risks	Risk mitigation
Cyber risk

We operate a layered defence approach to cyber risk, which aims to prevent, detect, respond to and recover from cyber-attack. We continually review how effective our controls are against globally recognised security standards. This includes the use of maturity assessments and both internal and external threat analysis. Our comprehensive approach to validating our controls includes tests designed to replicate real-world cyber-attacks. We reflect the test findings in our ongoing improvement plans.

We use robust technology to protect our customers and we continually invest in the fight to counter scams. As part of this, we run an ongoing customer education campaign, and we offer tips and advice on our online security centre. We are successful in preventing the vast majority of fraud and protecting our customers’ money.

Protecting our customers, systems and information is a top priority and in 2017, we undertook a large programme of staff training, customer education and technology improvements. This also included enhanced technical measures to ensure our technology continues to be resilient to online cyber-disruption. Our Cyber Resilience programme continued to evolve and adapt to cyber threats. We also launched a successful ‘Phish and Chips’ campaign designed to raise awareness and give customers the knowledge they need to prevent themselves becoming a victim of fraud. We continue to work with other banks through our membership of the Cyber Defence Alliance, in which we share intelligence on cyber threats and effective mitigation strategies. For more, see the “Protecting our customers” case study.

Outsourced and third party supplier management	We have a third party supplier risk framework to ensure that those with whom we intend to conduct business meet our risk and control standards throughout the life of our relationship with them. We also monitor and manage our ongoing supplier relationships to ensure our standards and contracted service performance continue to be met.
Process and change management

Our operational risk exposure is increased where we engage in new activities, develop new products, enter new markets or implement new business processes or systems. As a result, we conduct operational risk assessments for material change programmes and new product developments before they receive approval to proceed.

Risk monitoring and reporting

Reporting is a key part of how we manage risk. It ensures we identify, escalate and manage issues on a timely basis. We can identify exposures through our operational risk and control assessments, risk scenario analysis, key indicators and incidents. We report exposures for each business unit through regular risk and control reports. These include details on risk exposures and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our finances, reputation, or customers by reporting them to key executives and committees.

We have a crisis management framework in place covering all levels. This includes the Board, senior management and our business and support functions. Our framework identifies possible trigger events and sets out the processes to manage a crisis or major incident, and we test it at least annually. If an event occurs, we have business continuity plans in place to recover the services as quickly as possible. These are aligned with our key customer journeys and delivery of critical IT services.

We use the standardised approach for Pillar 1 operational risk capital needs. We use an internal model aligned to the CRD IV advanced measurement approach to assess our Pillar 2 capital needs. We also use it to model our operational risk losses we might incur in a stress.

Santander UK Group Holdings plc	143

Annual Report 2017 on Form 20-F | Risk review

OPERATIONAL RISK REVIEW

Operational risk event losses

The table below shows our operational losses in 2017 and 2016 for reportable events with an impact over £10,000, excluding conduct risk events (which we discuss separately in the ‘Conduct and regulatory risk’ section), by CRD IV loss event types. We manage some of these risks in our Risk Framework in other risk types, including regulatory and financial crime risk even though we report them here.

	2017		2016
	Value %	Volume %	Value %	Volume %
Internal fraud	5	1	4	2
External fraud	37	49	23	40
Employment practices and workplace safety	–	1	–	1
Clients, products, and business practices	24	22	18	34
Business disruption and system failures	1	–	–	1
Execution, delivery, and process management	33	27	55	22
	100	100	100	100

2017 compared to 2016

In line with industry experience, in 2017 we saw a high volume of low value ‘external fraud’ events. These mainly relate to card, telephone banking and online payment fraud. We continue to look at ways to enhance our fraud prevention strategy in response to the evolving external landscape. Our losses from ‘Execution, delivery and process management’ events relate to historic systems functionality and process issues.

In 2017, we enhanced our approach to operational risk. This included the roll-out of more modules of our operational risk system. This was part of a final year of investment to implement our transformation programme. By the end of 2017, the programme was substantially complete. The Open Banking initiative and the new Payment Services Directive (PSDII) together bring significant opportunity for us to develop new products and services to enhance the ways customers use their data and pay for services, but they also introduce a new layer of risk to both customers and Santander. In 2017 we carried out detailed operational risk assessments in relation to these initiatives, in order to identify, assess, manage and report the key risks involved. Our focus on managing these risks continues, with further assessments planned for 2018.

In 2017, in line with other large UK banks and other organisations, we continued to be subject to cyber-attack. Our focus has been on improving our detection capabilities against malicious activity and building a UK intelligence led Cyber Defence Centre, to protect both our customers and our shareholders. We continually improve our systems, processes, controls and staff training to reduce our cyber risk and to help protect our customers, systems and data. As a result we had no significant disruption in 2017 due to cyber-attack. Our Cyber Resilience Programme operates with a layered defence approach, and continually evolves and adapts to cyber threats. We perform cyber security testing and evaluate security event scenarios where the results and insights drive updates to our system security and control remediation plans. We also continue to invest in our security services. Together with our Cyber Defence Centre and our data centres, this gives us a solid foundation to achieve our digital transformation. Our approach will also ensure that we support future growth in an environment of improved cyber resilience and reduced legacy IT issues.

Protecting our customers

Fraud, scam and online security stories continued to feature strongly in headlines and political debate in 2017. As criminals have become more sophisticated in their approach, banks and other organisations have been in an ongoing race to keep one step ahead of them.

In 2017, we undertook a large programme of staff training, customer education and technology improvements to protect our customers. This included enhanced technical measures to make sure our online banking services are resilient to online cyber-disruption. Our new cyber security training ensures all our staff understand the threats to financial services and that we all have the expertise, through a practical assessment, to spot criminals’ emails and attempts to compromise our IT systems.

For our customers, we designed a campaign to raise awareness and give them the knowledge they need to avoid becoming a victim of fraud. We knew we needed to create something that would engage people and grab their attention. We created a specially branded Phish & Chips van that toured the UK. It offered free fish and chips to people who could show a suspected phishing email or smishing text message. For people without a suitable email or text, a short quiz let them show that they could identify fraudulent emails and texts. In return for this, they also won fish and chips. The van attracted plenty of interest, enabling us to talk about how to avoid scams to 3,500 people. Our message was also picked up and broadcast across 93 media outlets while social media reached over 1.5 million people.

Our research revealed that 74% of the UK public have been targeted with phishing emails, smishing texts and vishing calls. Each person targeted received an average of 16 fraudulent emails, texts or calls last year. This adds up to 600 million attempted scams in the last 12 months. Our Phish & Chips initiative is part of our continued commitment to fighting fraud. We also work closely with industry and government. As part of this, we used the UK Finance ‘Take Five’ branding and literature in our Phish & Chips campaign. Looking forward, we aim to lead the way in keeping our customers safe from fraudsters.

144	Santander UK Group Holdings plc

> Other key risks

FINANCIAL CRIME RISK

OUR KEY FINANCIAL CRIME RISKS

We are committed to the strongest possible response to financial crime risk. We recognise that if we fail in this area it could impact our finances, reputation and operations, as well as our customers and wider society. Geopolitical factors and new criminal methods can quickly change the risks we face. We have robust systems and controls, formal policies and a governance framework, training and intelligence and risk assessment capabilities, as well as our partnership with UK authorities, to support us to detect and prevent financial crime.

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

FINANCIAL CRIME RISK MANAGEMENT

Risk appetite

We are committed in our efforts to counter financial crime and to comply with applicable UK law and sanctions regulations. We have controls in place to manage this risk as we have a minimal tolerance for residual financial crime risk. We have a zero tolerance for non-compliance with sanctions programmes and the restrictions imposed through such instruments. We cascade our risk appetite and policies throughout the business.

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

In line with UK and international laws and standards, we adopt a risk-based approach to financial crime risk mitigation. Key elements of this approach include:

–	Risk assessments – we assess customer, product, business, sector and geographic risk to target efforts to mitigate financial crime most effectively
–	Customer due diligence – we seek to understand customers’ activities and banking requirements and, in order to minimise the risk that we are used for money laundering or terrorist financing, we conduct regular reviews of our higher-risk customer relationships to ensure any new financial crime considerations are identified and addressed
–	Partnerships with public authorities – we are an active participant in the Joint Money Laundering Intelligence Task Force (JMLIT), which supports public-private collaboration to tackle financial crime. The JMLIT was set up in May 2016 and developed with partners in government, UK Finance (formerly the British Bankers’ Association), law enforcement and over 20 major UK and international banks under the leadership of the Financial Sector Forum.

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

Santander UK Group Holdings plc	145

Annual Report 2017 on Form 20-F | Risk review

FINANCIAL CRIME RISK REVIEW

2017 compared to 2016

In 2017, we continued to enhance our Financial Crime Framework through our Transformation Programme including review by a newly formed Board Responsible Banking Committee. It aims to deliver a target model for how we manage financial crime across our business. Our target model refines and builds on what we have already delivered. We aim to address the evolving demands of financial crime regulations, as well as the expectations of our regulators and industry practice to achieve a sustainable model. As part of this, we:

–	Re-affirmed the key financial crime risk management capabilities we need, including ownership and accountabilities across our first and second lines of defence, business areas and operations
–	Reviewed the key process steps and features for each business area and customer type, in addition to the main technology and data components that will underpin the operational aspects of the target state
–	Enhanced the governance that will be needed to oversee the effective management of our financial crime risks
–	Enhanced our financial crime training strategy, with a strong focus on anti-financial crime culture. We also improved our management data and anti-bribery and corruption.

Whilst we have well established AML systems and controls, there is further investment and work required to complete the Transformation Programme, delivering strengthening measures to ensure ongoing adherence to regulatory standards during a period of intense regulatory change. The delivery of the programme is a key priority and the Board has approved revisions to the Transformation Programme to ensure it is effective and sustainable. Progress will be tracked through key phases of the Transformation Programme with full visibility to the Board, and regular engagement with the FCA. The Financial Crime Steering Committee, chaired by the CLRO and the CEO, with membership from senior management from businesses and technology, has been established to govern Santander UK’s transformation and ensure the adequacy of financial crime systems and controls.

Collaborating to combat human trafficking

We are an active participant of the JMLIT, which aims to combat high end organised crime and money laundering. One of the top priorities of the UK government and the JMLIT is taking action against human trafficking. This form of modern slavery is estimated to generate global criminal profits of £110bn a year. Inevitably, some of this makes its way into the UK financial system. It is thought to affect tens of thousands of people in every large town and city in the UK.

Our Financial Intelligence Unit (FIU) was invited to be a member of the JMLIT Expert Working Group on human trafficking. The group aims to finds ways that the financial sector can work with the government and law enforcement to identify cases of human trafficking in response to changing trends in criminal behaviour. As a member of the group, our FIU volunteered to analyse intelligence from law enforcement to develop an effective profile of victims and perpetrators of labour exploitation. This is the most common form of human trafficking reported in the UK. The FIU used our analysis to produce a National Crime Agency (NCA) alert, which was published on behalf of the JMLIT and sent to all UK financial institutions. The alert provided a number of key behavioural and transactional indicators of human trafficking. This has since been used as a resource for training and proactive detection of cases.

Our involvement in JMLIT, and initiatives like it, help prevent and reduce our risk of facilitating organised crime. The bigger picture however, is that by identifying suspects and victims of human trafficking, law enforcement can intervene quicker. This helps to catch those who continue to prey on vulnerable people.

146	Santander UK Group Holdings plc

> Other key risks

LEGAL RISK

We have always recognised the importance of effective legal risk management. In 2017, we enhanced our Risk Framework to create a separate legal risk type to reflect the current environment, including the volume and breadth of regulatory change and how significant it is to our business.

Legal risk arises from the following main sources:

–	Legal deficiencies in contracts: the risk that we use inadequate or incorrect documents to enter into or enforce a contract or protect our interests or assets
–	Failure to take appropriate steps to protect assets: the risk that we follow an ineffective or incorrect process to protect our interests or assets or those of our customers
–	Failure to manage legal disputes appropriately: the risk of mismanagement of legal claims arising from our business
–	Failure to assess or implement the requirements of a change of law
–	Failure to comply with law or regulation or to discharge duties or responsibilities created by law or regulation.

Legal risk management
– Risk appetite – we apply robust controls to manage legal risks and have a minimal tolerance for legal risk.
– Risk measurement – we measure legal risk under the categories above and assess both how likely the risk is to occur and its potential impact on our business if it does.

–   Risk mitigation – legal risk arises throughout our business units and business support units in their day-to-day activities. Our Legal team give specialist advice and support to those business areas to mitigate legal risk.

–   Risk monitoring and reporting – all our business units consider legal risk as part of their operational risk and control assessments. We monitor and report key legal risks and issues on a timely basis. We escalate them to the Executive Risk Control Committee, Board Risk Committee and Board Responsible Banking Committee as needed.

2017 compared to 2016

In 2017 we further enhanced our approach to legal risk. We:

–	Developed a standalone legal risk type to reflect the current environment, including the volume and breadth of regulatory change and its significance to our business
–	Clarified the line 1 and 2 responsibilities for legal risk and aligned the risk oversight approach with other risk types owned by the CLRO
–	Embedded legal risk reporting into a revised governance structure in accordance with other risk types owned by the CLRO.

MODEL RISK

Our key model risks arise from potential flaws in our modelling techniques, or the incorrect use of a model. They include risks arising from model data, systems, development, performance and governance.

Model risk management
– Riskappetite – we express our appetite for model risk through the risk assessments of our most material risk models. This is agreed by the Board at least annually.
– Riskmeasurement – we consider both the percentage of models that have been independently assessed, as well as the outcome of those reviews, in our measurement of model risk.

–  Riskmitigation – we mitigate model risk through controls over the use of models throughout their lifecycle. We maintain a central model inventory that includes data on owners, uses and key dates. We assess how important each model is to our business. Recommendations arising from independent reviews are tracked through to resolution. We also maintain a clear approval path for new model developments, updates and performance tracking.

–  Riskmonitoring and reporting – we report model risks and issues using model risk management and control forums. We escalate issues to the Executive Risk Control Committee when necessary, or if our risk appetite is breached.

2017 compared to 2016

We continued to evolve our approach to model risk management as we identify new model types and modelling techniques. We assess the importance of the model within our business and use this to ensure we follow an effective governance process for each model. This includes having the most material models independently validated. We have clear roles and responsibilities that focus on the model owner, developer and reviewer, and we have clarified the role of the model user. We enhanced our controls and reporting to highlight the top risks. We continue to evolve our model risk appetite, using lower level performance indicators.

Santander UK Group Holdings plc	147

Annual Report 2017 on Form 20-F | Risk review

STRATEGIC RISK

Strategic risk can adversely affect our long-term success as it could lead to our business model becoming out of date, ineffective, or inconsistent with our strategic goals. This could arise if we:

–	Have a partial picture of our operating environment. This can include the economy, new rules and regulations, shifting customer expectations, competitor activity and changes in technology
–	Misjudge our own capabilities, or ability to implement our strategy
–	Pursue initiatives like acquisitions that might not fit with our business model or miss opportunities that we could benefit from.

Strategic risk management

–  Riskappetite – we have a low to moderate appetite for strategic risk. This limits the risks we are prepared to take to achieve our strategic objectives and is aligned to our balanced, customer-centric business model.

– Riskmeasurement – our Board and senior management regularly review potential risk associated with our operations and our plans to ensure we stay within our risk appetite.

–  Riskmitigation – we manage strategic risk by having a clear and consistent strategy, taking account of both external factors and our own capabilities as we deliver our aim: to be the best retail and commercial bank earning the lasting loyalty of our people, customers, shareholders and communities. We have an effective planning process which ensures we refine, strengthen, and adapt our strategy to reflect changes in the environment. It also means that we can identify key risks and opportunities to help people and businesses prosper.

–  Riskmonitoring and reporting – we closely track our business environment – such as changes in the economy, customer expectations, technology, regulations, government policies and competition. We also look at long-term trends and how they might affect us, as well as risks arising from our operation or our plans. As part of this, we report a range of indicators to track our performance. These include our KPIs as set out in the ‘Strategic Report’.

2017 compared to 2016

Our business environment is always changing, and this affects how we do business.

–	In 2017, the UK economy performed better than initial expectations following the UK’s decision to leave the EU, however significant uncertainty still remains and there are a range of potential outcomes when the UK exits the EU, some of which could have an adverse economic impact. However, we are well-placed to manage such uncertainties while continuing to deliver our strategy. We are the UK’s leading full-service scale challenger with a continued focus on customers and innovative solutions. We have a resilient balance sheet and a proven track record of achieving consistent profitability through uncertain times.
–	The post financial crisis regulatory agenda has led to significant change, some of which has the potential to impact our profitability, for example through changing business models. Notable initiatives include Open Banking which could potentially open the market to new entrants, and ring-fencing. We are actively exploring the risks and opportunities that Open Banking creates. During 2017, we made good progress with our ring-fencing plans and intend to implement the necessary changes well in advance of the regulatory deadline. For more on our ring-fencing plans, see Note 39.
–	Throughout 2017 customer expectations continued to shift, with the adoption of new technologies and increasing use of digital channels. At the same time, the pace and scale of changes in technology remained intense. We responded to these changes by adopting new technology into our business model to offer real benefit for our customers, for example through our NeoCRM tool, a customer relationship software that enables customer conversations to be seamlessly conducted across different channels.
–	Competitive pressure remained high, mainly from established players but also from new technology-led entrants looking to disrupt the market. We expect this to continue in 2018, however we believe our customer-focused business model and strategy, together with our adaptable and innovative approach, will enable us to thrive in this environment. We are already embracing the opportunities this creates by partnering with Fintech companies, including through our Santander InnoVentures fund. This fund invests in companies with proven expertise leveraging technology which could benefit our customers.
–	Overall, we continue to embrace change and are making good progress towards our strategic goals. For more on this, see the ‘Strategic Report’ section.

148	Santander UK Group Holdings plc

> Other key risks

REPUTATIONAL RISK

Our key reputational risks arise from failures in corporate governance or management, failing to treat our customers fairly, the actual or perceived way we do business, and the sectors and countries we deal with. They also result from how our clients and those who act for us conduct themselves, and how business is conducted in our industry. External factors may also present a reputational risk to us. These can include the macro environment and the performance of the sector.

Sustained damage to our reputation could have a material impact on our ability to operate fully. In turn, this could affect our financial performance and prospects.

Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Reputational risk management
– Risk appetite – we have a low appetite for reputational risk, which is agreed by the Board at least annually. We express it in terms of the risk measures we describe below.

–   Risk measurement – we assess our exposure to reputational risk daily. We base this on analysis of social, print, and broadcast media as well as political and market commentators. Our analysis looks at our activities and those of our UK peers and is designed to help us identify large reputational events, or a prolonged deterioration in our reputation. We measure the perception of Santander UK by key stakeholder groups at least annually, using third party research. This includes employees, media, politicians and customer groups.

–   Risk mitigation – all our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product assessments. Our Corporate Communications and Legal Teams, supported by our Compliance, Marketing and Risk teams, help our business units to mitigate reputational risk, and agree action plans as required. They do this as part of their overall responsibility to monitor, build and protect our reputation and brand.

–   Risk monitoring and reporting – we monitor and report key reputational risks and issues on a timely basis. We escalate them to the Executive Risk Control Committee, and Board Risk Committee as needed. Our Corporate Communications, Legal and Marketing Team also reports regularly to our Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.

2017 compared to 2016

In 2017, we further strengthened our governance and culture across the business. We set up a Reputational Risk Committee to discuss the risks we face. These include customer issues, lending decisions and supplier management. It meets regularly and on an ad-hoc basis as needed. We also continued to:

–	Work towards our corporate goals for 2018. We acted to improve the way we work, simplify complex processes and develop technology to improve our customers’ experience
–	Embed Simple, Personal and Fair across the business through the governance of The Santander Way committee. This included our Executive Committee conversations initiative, and other events and visits that gave our staff the chance to ask questions about topics that are on their mind
–	Embed the behaviours that support our purpose, aim and values. We did this most notably by including them in our staff appraisals. From the mid-year 2016, behaviours carried equal weighting with achievements in all staff performance management
–	Enhance our reputational risk appetite and agreed escalation processes.

We worked closely with the business on communication plans for key events such as implementing ring-fencing on our operations and preparing for the UK’s exit from the EU. We also promoted the community and wider society support that Santander UK provides through its Corporate Social Responsibility work, and the Santander Cycles Schemes in London and Milton Keynes.

Santander UK Group Holdings plc	149

Annual Report 2017 on Form 20-F | Financial review

Financial review

150	Santander UK Group Holdings plc

> Income statement review

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	2017 £m	2016 £m	2015 £m
Net interest income	3,803	3,582	3,575
Non-interest income(1)	1,109	1,213	998
Total operating income	4,912	4,795	4,573
Operating expenses before impairment losses, provisions and charges	(2,502)	(2,417)	(2,403)
Impairment losses on loans and advances	(203)	(67)	(66)
Provisions for other liabilities and charges	(393)	(397)	(762)
Total operating impairment losses, provisions and charges	(596)	(464)	(828)
Profit before tax	1,814	1,914	1,342
Tax on profit	(560)	(597)	(380)
Profit after tax	1,254	1,317	962

Attributable to:
Equity holders of the parent	1,215	1,272	914
Non-controlling interests	39	45	48
Profit after tax	1,254	1,317	962

(1)	Comprised of Net fee and commission income and Net trading and other income.

A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.

2017 compared to 2016

Profit before tax was down 5% at £1,814m, primarily impacted by a large credit impairment charge and higher operating expenses. Adjusting for the specific income, expenses and conduct provision charges outlined below, adjusted profit before tax was down 4% at £1,952m(2) (2016: £2,031m(2)). By income statement line, the movements were:

–	Net interest income was up 6%, driven by retail liability margin improvement, partially offset by pressure on new lending margins. Adjusting for the £39m release of accrued interest reported in Q2 2017, net interest income was up 5%(2).
–	Non-interest income was down 9%, with the absence of the £119m gain on sale of Visa Europe Limited in Q2 2016 and mark-to-market movements on economic hedges and hedge inefficiencies. There was good momentum in Retail Banking and GCB as well as the £48m gain on sale of Vocalink Holdings Limited in Q2 2017. Adjusting for the gains on sale, non-interest income was down 3%(2).
–	Operating expenses before impairment losses, provisions and charges were up 4%. Higher strategic investment costs in business transformation, regulatory compliance costs and inflationary pressures offset operational and digital efficiencies. Adjusting for ring-fencing costs of £81m in 2017 and £122m in 2016, operating expenses were up 5%(2).
–	Impairment losses on loans and advances increased to £203m, primarily relating to GCB exposures to Carillion plc. Impairment charges in the year for other customer loan books were not material and mortgage releases were lower at £40m (2016: £120m).
–	Provisions for other liabilities and charges were broadly flat at £393m, including charges for PPI of £109m and other conduct matters of £35m. Adjusting for these charges, and the £114m PPI charge for 2016, provisions for other liabilities and charges were down 12%(2).

The remaining provision for PPI redress and related costs amounted to £356m, including an additional net provision of £40m in Q4 2017 bringing the total charge for the year to £109m. The Q4 2017 provision relates to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience.

The remaining non-PPI related conduct provisions amounted to £47m, including the Q2 2017 provision of £35m outlined above, relating to the sale of interest rate derivatives. This charge followed an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

–	Tax on profit decreased 6% to £560m with lower profits. The effective tax rate was stable at 31%.

(2)	Non-IFRS measure. A number of specific income, expenses and charges impacted the financial results for 2017 and 2016, with an aggregate impact on profit before tax of £138m and £117m, respectively. See ‘Alternative Performance Measures’ in the Shareholder information section of this Annual Report for reconciliations to the nearest IFRS measure.

Santander UK Group Holdings plc	151

Annual Report 2017 on Form 20-F | Financial review

2016 compared to 2015

Profit before tax was up 43% at £1,914m, with solid income growth, strong cost discipline and lower conduct costs. Adjusting for specific gains and charges, profit before tax of £2,031m(2) (2015: £1,792m(2)) was up 13%. By income statement line, the movements were:

–	Net interest income was up £7m, driven by strong retail liability margin improvement in Q4 2016 and increased lending that offset continued SVR attrition and asset margin pressure. NIM was 1.48% and Banking NIM was 1.79% for the year, compared to 1.53% and 1.83% in 2015, respectively.
–	Non-interest income at £1,213m, up 22%, benefited from a £119m gain on the sale of our Visa Europe Limited shareholding in Q2 2016 and higher 1I2I3 Current Account fees. Adjusting for this gain, non-interest income was up 10%(2).
–	Operating expenses before impairment losses, provisions and charges were broadly flat at £2,417m, with operational efficiency absorbing investment in business growth, regulatory costs, and the ongoing enhancements to our digital channels. Adjusting for £122m ring-fencing costs including related intangible asset write-downs for the year, operating expenses were down 4%(2). Intangible asset write-downs primarily related to a multi-entity banking platform developed for our non-ring-fenced bank under the original ring-fencing structure.
–	Impairment losses on loans and advances were broadly flat at £67m, with a single loan in Global Corporate Banking that moved to non-performance in Q2 2016 offset by lower write-offs and charges. Overall, all loan portfolios continued to perform well.
–	Provisions for other liabilities and charges decreased 48%, mainly due to lower PPI, including Plevin, provision charges. Adjusting for the charges of £114m in 2016 and £450m in 2015, provisions for other liabilities and charges were down 9%(2).

We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a portfolio under a past business review. With the FCA consultation that was expected to close in the first quarter of 2017, we assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions. We continued to review our provision levels in respect of recent claims experience and noted that once the final FCA guidance was published it was possible further PPI-related provision adjustments would be required in future years.

Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions.

–	Tax on profit increased 57% to £597m with the effective tax rate up from 28% to 31%. These increases are primarily driven by the 8% bank corporation tax surcharge and higher profits, partially offset by the tax impact of lower conduct provision charges in 2016.

(2)	Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results for 2016 and 2015, with an aggregate impact on profit before tax of £117m and £450m, in 2016 and 2015, respectively. See ‘Alternative Performance Measures’ in the Shareholder information section of this Annual Report for reconciliations to the nearest IFRS measure.

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

The basis of presentation in this Annual Report has been changed, and the prior period restated to reflect a change in the internal transfer of revenues and costs from Corporate Centre to the three customer business segments. This enables a more targeted apportionment of capital and other resources in line with the strategy of each segment.

152	Santander UK Group Holdings plc

> Income statement review

PROFIT BEFORE TAX BY SEGMENT

2017	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income	3,302	395	74	32	3,803
Non-interest income(1)	615	74	364	56	1,109
Total operating income	3,917	469	438	88	4,912
Operating expenses before impairment losses, provisions and charges	(1,871)	(223)	(304)	(104)	(2,502)
Impairment (losses)/releases on loans and advances	(36)	(13)	(174)	20	(203)
Provisions for other liabilities and (charges)/releases	(342)	(55)	(11)	15	(393)
Total operating impairment losses, provisions and (charges)/releases	(378)	(68)	(185)	35	(596)
Profit/(loss) before tax	1,668	178	(51)	19	1,814

2016
Net interest income/(expense)	3,140	383	73	(14)	3,582
Non-interest income(1)	562	76	312	263	1,213
Total operating income	3,702	459	385	249	4,795
Operating expenses before impairment losses, provisions and charges	(1,800)	(215)	(280)	(122)	(2,417)
Impairment (losses)/releases on loans and advances	(20)	(29)	(21)	3	(67)
Provisions for other liabilities and charges	(338)	(26)	(12)	(21)	(397)
Total operating impairment losses, provisions and charges	(358)	(55)	(33)	(18)	(464)
Profit before tax	1,544	189	72	109	1,914

2015
Net interest income	3,097	399	52	27	3,575
Non-interest income(1)	526	91	303	78	998
Total operating income	3,623	490	355	105	4,573
Operating expenses before impairment losses, provisions and charges	(1,898)	(217)	(287)	(1)	(2,403)
Impairment (losses)/releases on loans and advances	(90)	(25)	13	36	(66)
Provisions for other liabilities and (charges)/releases	(728)	(23)	(14)	3	(762)
Total operating impairment (losses)/releases, provisions and (charges)/releases	(818)	(48)	(1)	39	(828)
Profit before tax	907	225	67	143	1,342

(1)	Comprised of Net fee and commission income and Net trading and other income.

Santander UK Group Holdings plc	153

Annual Report 2017 on Form 20-F | Financial review

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover of up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

Summarised income statement

	2017 £m	2016 £m	2015 £m
Net interest income	3,302	3,140	3,097
Non-interest income	615	562	526
Total operating income	3,917	3,702	3,623
Operating expenses before impairment losses, provisions and charges	(1,871)	(1,800)	(1,898)
Impairment losses on loans and advances	(36)	(20)	(90)
Provisions for other liabilities and charges	(342)	(338)	(728)
Total operating impairment losses, provisions and charges	(378)	(358)	(818)
Profit before tax	1,668	1,544	907

2017 compared to 2016

Profit before tax increased by £124m to £1,668m in 2017 (2016: £1,544m). By income statement line, the movements were:

–	Net interest income increased 5%, driven by liability margin improvement offsetting pressure on new lending margins and SVR attrition.
–	Non-interest income increased 9%, due to higher current account and wealth management fees.
–	Operating expenses before impairment losses, provisions and charges were up 4%, with investment in business growth, digital enhancements and software write-offs, partially offset by operational efficiency.
–	Impairment losses on loans and advances increased to £36m, predominantly driven by lower mortgage impairment releases of £40m in 2017 (2016: £120m). The loan book continues to perform well, supported by the ongoing resilience of the UK economy and our strong risk management practices.
–	Provisions for other liabilities and charges were broadly flat at £342m, including charges for PPI and other conduct matters during the year.

The remaining provision for PPI redress and related costs amounted to £356m, including an additional net provision of £40m in Q4 2017 bringing the total charge for the year to £109m. The Q4 2017 provision relates to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience.

The remaining non-PPI related conduct provisions amounted to £47m, including the Q2 2017 provision of £35m, relating to the sale of interest rate derivatives. This charge followed an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

2016 compared to 2015

Profit before tax increased by £637m to £1,544m in 2016 (2015: £907m). By income statement line, the movements were:

–	Net interest income increased 1%, with higher asset volumes and liability margin improvement offsetting continued SVR mortgage attrition and pressure on new lending margins.
–	Non-interest income increased 7%, with higher 1I2I3 Current Account fees, partially offset by reduced investment fees and lower credit card interchange income.
–	Operating expenses before impairment losses, provisions and charges were down 5% with operational efficiencies, partially offset by continued investment in business growth and digital enhancements.
–	Impairment losses on loans and advances decreased 78%, with lower mortgage impairment releases and write-offs. Mortgage releases of £120m (2015: £125m) were driven by the continued rise in house prices and improving quality of the portfolio, as well as an update to our model.
–	Provisions for other liabilities and charges decreased 54%, mainly due to lower conduct costs and FSCS charge in 2016.

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

154	Santander UK Group Holdings plc

> Income statement review

Balances

	2017 £bn	2016 £bn
Customer loans	169.0	168.6
– of which mortgages	154.9	154.3
– of which business banking(1)	1.9	2.3
– of which consumer (auto) finance	7.0	6.8
– of which other unsecured lending	5.2	5.2
Risk-weighted assets (RWAs)	44.1	43.6
Customer deposits	149.3	148.1
– of which current accounts	67.3	64.8
– of which savings	60.8	64.7
– of which business banking accounts	11.1	10.0
– of which other retail products	10.1	8.6

(1)	Following a periodic review in Q1 2017, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.

2017 compared to 2016

–	Mortgage lending increased £0.6bn, driven by management pricing actions in a competitive environment and an ongoing focus on customer service and retention. In 2017, mortgage gross lending was £25.5bn (2016: £25.8bn) and we retained c78% of mortgages reaching the end of their incentive period.
–	Consumer (auto) finance balances increased £0.2bn with higher retail loans, partially offset by a decrease in the stock of new car registrations. In 2017, consumer (auto) finance gross lending was £3,133m (2016: £3,111m).
–	Other unsecured lending was steady as a result of controlled management actions.
–	RWAs were up, broadly in line with an increase in customer loans and average mortgage risk-weights.
–	Customer deposits increased, primarily due to ongoing demand for current accounts, up £2.5bn, other retail products, up £1.5bn, and business banking deposits, up £1.1bn. This was partially offset by a £3.9bn decline in savings balances.
–	Retail Banking deposit spread narrowed to (0.23)% from (0.57)% in 2016.

Santander UK Group Holdings plc	155

Annual Report 2017 on Form 20-F | Financial review

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers non-property backed trading businesses that are UK domiciled with annual turnover above £6.5m and Specialist Sector Groups (SSG) that cover real estate, social housing, education, healthcare, and hotels.

Summarised income statement

	2017 £m	2016 £m	2015 £m
Net interest income	395	383	399
Non-interest income	74	76	91
Total operating income	469	459	490
Operating expenses before impairment losses, provisions and charges	(223)	(215)	(217)
Impairment losses on loans and advances	(13)	(29)	(25)
Provisions for other liabilities and charges	(55)	(26)	(23)
Total operating impairment losses, provisions and charges	(68)	(55)	(48)
Profit before tax	178	189	225

2017 compared to 2016

Profit before tax decreased by £11m to £178m in 2017 (2016: £189m). By income statement line, the movements were:

–	Net interest income increased 3%, driven by an increase in customer deposits as we continued to focus on deepening customer relationships.
–	Non-interest income was down £2m, with lower rates management fees, partially offset by growth in asset restructuring, up 4%, international, up 20%, and digital and payment fees, up 16%.
–	Operating expenses before impairment losses, provisions and charges were up 4%, driven by enhancements to our digital channels.
–	Impairment losses on loans and advances were lower at £13m. The loan book continues to perform well and is supported by our prudent lending policy.
–	Provisions for other liabilities and charges increased to £55m, mainly due to conduct charges in Q2 2017.

2016 compared to 2015

Profit before tax decreased by £36m to £189m in 2016 (2015: £225m). By income statement line, the movements were:

–	Net interest income decreased 4%, with continued growth in customer lending and improved cost of funding from higher deposits that were driven by the enhanced franchise and broader range of services.
–	Non-interest income decreased 16%, with lower asset restructuring and rates management fees partially offset by growth in international fees, up 9%, and digital and payment fees, up 26%, the latter two driven by more loyal customer relationships.
–	Operating expenses before impairment losses, provisions and charges decreased 1%, demonstrating our strong cost management focus.
–	Impairment losses on loans and advances increased £4m, with the loan book continuing to perform well, supported by our prudent lending policy.
–	Provisions for other liabilities and charges increased by £3m and include restructuring costs.

156	Santander UK Group Holdings plc

> Income statement review

Balances

	2017 £bn	2016 £bn
Customer loans(1)	19.4	19.4
– of which Commercial Real Estate(2)	8.1	9.0
RWAs	19.4	20.4
Customer deposits	18.7	17.2

(1)	Following a periodic review in Q1 2017, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.
(2)	Includes CRE loans to small business customers managed by business banking in the Retail Banking business segment.

–	Customer loans were flat at £19.4bn, with strong lending growth to other corporate businesses customers, reversed by £0.9bn reduction in CRE lending.
–	RWAs decreased 5%, with RWA management, including securitisations, and lower CRE exposures.
–	Customer deposits were up £1.5bn, as we continue to focus on growing primacy through our strong customer relationships and a comprehensive product range.

Business volumes

	2017	2016	2015
New facilities (£m)	7,980	7,400	8,500
Bank account openings (No.)	3,150	2,470	3,160
Online banking (Connect) active users(1) (No.)	31,670	26,970	25,120

(1)	Online banking (Connect) active users include both business banking and Commercial Banking customers.

2017 compared to 2016

–	We continue to attract new clients and deepen existing relationships, resulting in higher new facilities to customers and bank account openings, up 8% and 28%, respectively. Our Relationship Managers are also building their portfolios by leveraging our comprehensive suite of products and services.
–	Active users of our corporate banking platform ‘Connect’ continued to increase, up 17%, driven by enhancements to the online platform, including expanded services and access to our international product suite.

2016 compared to 2015

–	We continue to open bank accounts and extend new facilities, although at a slower pace, in an increasingly competitive environment and amid economic uncertainty. Our Relationship Managers (RMs) continue to build their portfolios by leveraging our comprehensive suite of products and services. We will continue to focus on growing more loyal customer relationships and on better diversification across the sectors, driving primacy through more capital efficient growth whilst utilising international expertise and economic corridors via Banco Santander.
–	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 7% year-on-year.

Santander UK Group Holdings plc	157

Annual Report 2017 on Form 20-F | Financial review

GLOBAL CORPORATE BANKING

Global Corporate Banking services corporate clients with a turnover of £500m and above per annum and financial institutions. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summarised income statement

	2017 £m	2016 £m	2015 £m
Net interest income	74	73	52
Non-interest income	364	312	303
Total operating income	438	385	355
Operating expenses before impairment losses, provisions and charges	(304)	(280)	(287)
Impairment (losses)/releases on loans and advances	(174)	(21)	13
Provisions for other liabilities and charges	(11)	(12)	(14)
Total operating impairment (losses)/releases, provisions and charges	(185)	(33)	(1)
(Loss)/profit before tax	(51)	72	67

2017 compared to 2016

Profit before tax decreased by £123m to a loss of £51m in 2017 (2016: £72m). By income statement line, the movements were:

–	Net interest income was up £1m, due to lending growth in project and acquisition finance, securitisation and transactional services, offset by continued asset margin pressures.
–	Non-interest income increased 17% to £364m, driven by security financing, derivative sales, and market making.
–	Operating expenses before impairment losses, provisions and charges increased 9% to £304m, due to a one-off charge for services provided by Banco Santander S.A. Going forward, the majority of these charges will be allocated to the London branch of Banco Santander under our new ring-fence structure.
–	Impairment losses on loans and advances increased to £174m, primarily relating to Carillion plc exposures.
–	Provisions for other liabilities and charges were down £1m to £11m.

2016 compared to 2015

Profit before tax increased by £5m to £72m in 2016 (2015: £67m). By income statement line, the movements were:

–	Net interest income increased to £73m, with ongoing demand for project and acquisition finance, transactional services and factoring products offsetting continued asset margin compression.
–	Non-interest income increased 3% to £312m, underpinned by ongoing demand for derivative and cash sales activities as well as market making activities.
–	Operating expenses before impairment losses, provisions and charges decreased 2% to £280m, as we continue to improve the efficiency of our operating model.
–	Impairment losses on loans and advances increased due to the impairment of a single loan that moved to non-performance in the second quarter of 2016 and the absence of releases in the year.
–	Provisions for other liabilities and charges decreased by £2m to £12m.

Balances

	2017 £bn	2016 £bn
Customer loans	6.0	5.7
Other assets	45.1	34.1
RWAs	16.5	16.9
Customer deposits	4.5	4.1

2017 compared to 2016

–	Customer loans increased £0.3bn, primarily due to higher syndicated lending, project and acquisition finance and lending to financial institutions, partially offset by a decrease in client drawdowns.
–	An increase in Carillion plc provisions has reduced our exposure and therefore reduced RWAs. We have also recalibrated some of our models. RWAs attributable to customer loans were £7.2bn (2016: £7.5bn).
–	Customer deposits were higher at £4.5bn, resulting from growth in cash management products.

158	Santander UK Group Holdings plc

> Income statement review

CORPORATE CENTRE

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summarised income statement

	2017 £m	2016 £m	2015 £m
Net interest income/(expense)	32	(14)	27
Non-interest income	56	263	78
Total operating income	88	249	105
Operating expenses before impairment losses, provisions and charges	(104)	(122)	(1)
Impairment releases on loans and advances	20	3	36
Provisions for other liabilities and releases/(charges)	15	(21)	3
Total operating impairment releases/(losses), provisions and charges	35	(18)	39
Profit before tax	19	109	143

2017 compared to 2016

Profit before tax decreased by £90m to £19m in 2017 (2016: £109m). By income statement line, the movements were:

–	Net interest income increase was primarily due to a £39m release of accrued interest on a foreign tax liability no longer payable after Q2 2017. Net interest income from the structural hedge was broadly in line with 2016, with a hedge position of c£80bn and average duration of c2.5years.
The majority of new mortgage flows were left un-hedged.
–	Non-interest income was impacted by the absence of the £119m gain on sale of Visa Europe Limited in 2016 and mark-to-market movements on economic hedges and hedge inefficiencies in 2017. This was partially offset by the £48m gain on sale of Vocalink Holdings Limited in Q2 2017.
–	Operating expenses before impairment losses, provisions and charges, represent regulatory compliance and project costs relating to ring-fencing of £81m as well as costs pertaining to strategic investment in business growth.
–	Impairment releases on loans and advances increased to £20m, driven by our exit strategy from non-core customer loans.
–	Provisions for other liabilities and charges improved to £15m, predominantly due to a provision release for a historical operational risk closure.

2016 compared to 2015

Profit before tax decreased by £34m to £109m in 2016 (2015: £143m). By income statement line, the movements were:

–	Net interest expense of £14m down from £27m income in 2015, reflects changes in the commercial balance sheet profile and in part an increase in wholesale funding cost. This cost increased with the commencement of senior unsecured issuance from the holding company to meet our MREL recapitalisation requirements.
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
–	Non-interest income benefited from a £119m gain on the sale of our Visa Europe Limited shareholding in Q2 2016, and mark-to-market movements on economic hedges.
–	Operating expenses before impairment losses, provisions and charges represent £122m of regulatory compliance and project costs relating to ring-fencing, including intangible asset write-downs.
–	Impairment releases on loans and advances decreased to £3m, with lower releases from asset disposals than in 2015.
–	Provisions for other liabilities include employee restructuring costs and related provisions.

Balances

	2017 £bn	2016 £bn
Non-core customer loans	5.9	6.5
– of which Social Housing	5.1	5.4
RWAs	7.0	6.7
Customer deposits	3.4	3.0

2017 compared to 2016

–	Non-core customer loans decreased £0.6bn, as we continue to implement our exit strategy from individual loans and leases.
–	RWAs increased to £7.0bn, with higher market and counterparty credit risk, partially offset by a reduction in non-core customer loans. RWAs attributable to non-core customer loans amounted to £1.0bn (2016: £1.3bn).
–	Customer deposits increased £0.4bn, as we continue to rebalance the deposit base tenor.

Santander UK Group Holdings plc	159

Annual Report 2017 on Form 20-F | Financial review

Balance sheet review

SUMMARISED CONSOLIDATED BALANCE SHEET

	2017 £m	2016(1) £m
Assets
Cash and balances at central banks	32,771	17,107
Trading assets	30,555	30,035
Derivative financial instruments	19,942	25,471
Financial assets designated at fair value	2,096	2,140
Loans and advances to banks	5,930	4,352
Loans and advances to customers	199,482	199,733
Financial investments	17,611	17,466
Interest in other entities	73	61
Property, plant and equipment	1,598	1,491
Retirement benefit assets	449	398
Tax, intangibles and other assets	4,253	4,256
Total assets	314,760	302,510
Liabilities
Deposits by banks	13,784	9,769
Deposits by customers	177,421	172,726
Trading liabilities	31,109	15,560
Derivative financial instruments	17,613	23,103
Financial liabilities designated at fair value	2,315	2,440
Debt securities in issue	48,860	54,792
Subordinated liabilities	3,793	4,303
Retirement benefit obligations	286	262
Tax, other liabilities and provisions	3,377	4,102
Total liabilities	298,558	287,057
Equity
Total shareholders’ equity	15,801	15,054
Non-controlling interests	401	399
Total equity	16,202	15,453
Total liabilities and equity	314,760	302,510

(1)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.

A more detailed Consolidated Balance Sheet is contained in the Consolidated Financial Statements.

2017 compared to 2016

Assets

Cash and balances at central banks

Cash and balances at central banks increased by 92% to £32,771m at 31 December 2017 (2016: £17,107m). The increase was mainly due to an increase in securities sold under resale agreements as part of ongoing operational liquidity management activity which resulted in the mix of our eligible liquidity pool being weighted more towards cash in 2017 than in 2016.

Derivative financial instruments

Derivative assets decreased by 22% to £19,942m at 31 December 2017 (2016: £25,471m). The decrease was mainly due to volatility in the fair value of interest rate and cross currency derivative assets principally driven by movements in yield curves and foreign exchange rates.

Loans and advances to banks

Loans and advances to banks increased 36% to £5,930m at 31 December 2017 (2016: £4,352m). The increase was driven by a higher volume of securities purchased under resale agreements and placements with other banks.

Loans and advances to customers

Loans and advances to customers were broadly flat at £199,482m at 31 December 2017 (2016: £199,733m), with solid lending growth in mortgages and to trading businesses, offset by a decrease in Commercial Real Estate and non-core loans as we actively manage our exposure in line with proactive risk management policies.

Liabilities

Deposits by banks

Deposits by banks increased by 41% to £13,784m at 31 December 2017 (2016: £9,769m) mainly driven by further drawdowns of the Term Funding Scheme with the Bank of England.

Deposits by customers

Deposits by customers increased by 3% to £177,421m at 31 December 2017 (2016: £172,726m) as we focused on retaining and originating accounts held by more loyal customers, with continued net positive inflows to retail banking current accounts as well as corporate accounts.

160	Santander UK Group Holdings plc

> Balance sheet review

Trading liabilities

Trading liabilities doubled to £31,109m at 31 December 2017 (2016: £15,560m) mainly as a result of an increase in securities sold under resale agreements, partially offset by a reduction in cash collateral and short-term deposits.

Derivative financial instruments

Derivative liabilities decreased by 24% to £17,613m at 31 December 2017 (2016: £23,103m). The decrease was mainly due to volatility in the fair value of interest rate and cross currency derivative liabilities principally driven by movements in yield curves and foreign exchange rates.

Debt securities in issue

Debt securities in issue decreased by 11% to £48,860m at 31 December 2017 (2016: £54,792m) as Term Funding Scheme drawdowns replaced some matured funding, including securitisations.

Tax, other liabilities and provisions

Tax, other liabilities and provisions decreased by 18% to £3,377m at 31 December 2017 (2016: £4,102m). This was mainly due to a reduction in other liabilities, as well as a decrease in provisions as utilisations exceeded provision charges in the year.

Equity

Total shareholders’ equity

Total shareholders’ equity increased by 5% to £15,801m at 31 December 2017 (2016: £15,054m). The increase was mainly due to retained profits for the year and the issuance of AT1 capital, partially offset by the impact of cash flow hedges.

Cash flows

	2017 £m	2016 £m	2015 £m
Net cash flows from operating activities	21,880	14,777	(4,710)
Net cash flows from investing activities	816	(7,340)	(518)
Net cash flows from financing activities	(5,543)	(3,159)	(2,098)
Change in cash and cash equivalents	17,153	4,278	(7,326)

The major activities and transactions that affected Santander UK’s cash flows during 2017, 2016 and 2015 were as follows:

In 2017, the net cash flows from operating activities of £21,880m resulted from the increase in trading balances, increased customer lending and customer savings and deposits from other banks. The net cash flows from investing activities of £816m mainly reflected sale and redemption of financial investments offset by purchases of property, plant and equipment and intangible assets. The net cash flows from financing activities of £5,543m principally reflected the repayment of debt securities maturing in the year of £13,763m offset by new issues of debt securities of £8,748m, the payment of interim dividends on ordinary shares, other equity instruments and non-controlling interests of £1,001m. Cash and cash equivalents increased by £17,153m principally from the increase in cash and balances at central banks, which is held as part of the liquidity pool. This increase was mainly due to a change in the mix of assets held for liquidity purposes as part of normal portfolio management activity.

In 2016, the net cash flows from operating activities of £14,777m resulted from the increase in trading balances, increased customer lending and customer savings and deposits from other banks. The net cash flows from investing activities of £7,340m principally reflected the purchase of held-to-maturity investments. The net cash flows from financing activities of £3,159m principally reflected the repayment of debt securities maturing in the year of £11,352m offset by new issues of debt securities of £8,788m, the payment of interim dividends on ordinary shares, other equity instruments and non-controlling interests of £560m. Cash and cash equivalents increased by £4,278m principally from the increase in cash held at central banks and also debt securities, both of which are held as part of the liquidity pool. This has increased due to an increase in wholesale funding with a maturity of less than 30 days.

In 2015, the net cash flows from operating activities of £4,710m resulted from the increase in trading balances, increased customer lending partially offset by an increase in customer savings and deposits from other banks. The net cash flows from investing activities of £518m principally reflected the purchase and sale of available-for-sale securities, purchase of property, plant and equipment and the acquisition of PSA Finance UK Limited. The net cash flows from financing activities of £2,098m principally reflected the repayment of debt securities maturing in the year of £16,098m offset by new issues of debt securities of £14,078m, the issuance of £750m Fixed Rate Reset Perpetual AT1 Capital Securities and the payment of interim dividends on ordinary shares, other equity instruments and non-controlling interests of £691m. Cash and cash equivalents decreased by £7,326m principally from the decrease in cash held at central banks and also debt securities both of which are held as part of the liquidity pool. This has decreased due to a reduction in wholesale funding with a maturity of less than 30 days.

Santander UK Group Holdings plc	161

Annual Report 2017 on Form 20-F | Financial review

2017 business development highlights

Retail Banking

–	In 2017, we introduced a new set of tools that aim to improve customer experience across all channels. In January 2017, we launched the new NeoCRM tool, now used by 14,000 colleagues, to enable more meaningful and relevant conversations with customers by utilising information from connected systems. We also introduced a ‘Machine Learning’ capability, which is helping us to better identify individual customer needs and inform how we personalise our customer communication. In addition, we simplified the process for opening current accounts, including instant decisions, document upload, and made the process paper free.
–	We continued to improve our online mortgage retention tool, where transaction volumes in 2017 increased substantially. In June 2017, we also launched a new service that allows customers to apply for their mortgage via a video link to an advisor, hence enhancing the omni-channel experience and providing them with more choice and flexibility.
–	Protecting our customers, systems and information is a top priority and in 2017, we undertook a large programme of staff training, customer education and technology improvements. This also included enhanced technical measures to ensure our technology continues to be resilient to online cyber-disruption. Our Cyber Resilience programme continued to operate with a layered defence approach, constantly evolving and adapting to cyber threats. We also launched a successful ‘Phish and Chips’ campaign designed to raise awareness and equip customers with the knowledge they need to prevent themselves becoming a victim of fraud.
–	We are committed to enabling our customers to use third party providers (TPP) through Open Banking. We intend to work with regulators to ensure that the Open Banking ecosystem develops quickly to meet the challenges of cyber security, fraud and wider financial crime. We will also proactively monitor customer transactions and will work to protect our customers by inhibiting TPPs when we establish a clear instance of fraud or likely risk of fraud.
–	We continued to make investments accessible to all customers by expanding our wealth management business. We have grown our Private Banking and Financial Planning advisory teams and have c220,000 customers registered on Investment Hub, our online platform. In 2017, we also improved our Select & Private Banking offering by launching a new current account and the World Elite Mastercard, the latter offering extensive travel and lifestyle benefits while also providing cashback on purchases. These products also offer customers access to our services in 11 countries worldwide, a unique feature of Santander Select.
–	We continued to make improvements to our banking services for smaller SME customers by growing the Santander Business franchise. We embedded a new operating model and streamlined our portfolio to provide more capacity and enable greater support to our clients. We also introduced a fast track process for asset finance up to £150,000 and simplified the credit application process for smaller exposures to facilitate quicker lending decisions.

Commercial Banking

–	We are focused on leveraging investments and on meeting our customers’ full financial needs through banking and transactional services, in addition to lending. We are building primacy through our collaboration with Banco Santander S.A. and key strategic partners to develop international trade initiatives, which complement existing services like the Santander Trade Club. In 2017, we announced trade corridors with Spain, US, Poland, Brazil, and South East Asia to facilitate introductions to support trade and offer our customers new business opportunities in the respective markets. We also formalised an alliance with YES bank, India’s fourth largest private sector bank and a partnership with JD.com Worldwide, the cross-border e-commerce arm of China’s largest retailer.
–	Growth Capital provides high growth SMEs with innovative funding solutions to support investment and help accelerate the development of our clients’ business. Since inception, we have supported over 120 businesses and lent more than £500m, of which c£200m was this year having completed 50 deals.
–	Our innovative offering was once again recognised at the 2017 Business Moneyfacts Awards, winning a number of prestigious awards including: ‘Business Bank of the Year’ and the ‘Best International Solutions Provider’, both for the third consecutive years. The industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength of our value proposition, built on our relationship banking approach.

Global corporate banking

–	We continue to develop our global franchise by improving client coverage and products. In 2017, we funded more than 25 infrastructure and energy projects in the UK, topping the UK infrastructure league tables as the overall sector leader. There was also increased demand for our Debt Capital Markets services on €170bn of bond issuance. In addition, our recently established M&A team delivered its first advisory mandate for a cross-border transaction and our markets business saw a substantial increase in client flows.
–	We also continued to enhance our compliance and risk frameworks, with improvements to our internal processes. We integrated the financial crime management operations of GCB and Commercial Banking, by investing in additional resources and an upgrade to systems and processes. We also made progress in rolling out our client management service to all our customers, to simplify the client on-boarding process and improve customer experience. Furthermore, we embedded our operational risk framework in Santander London Branch in preparation for ring-fencing.

162	Santander UK Group Holdings plc

> Financial statements

Financial statements

Santander UK Group Holdings plc	163

Annual Report 2017 on Form 20-F | Financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Santander UK Group Holdings plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Santander UK Group Holdings plc and its subsidiaries as of 31 December 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the two years in the period ended 31 December 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We also have audited the adjustments to reflect the change in the composition of reportable segments, as described in Note 2 and to apply retrospectively the change in accounting for transactions between entities under common control, as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 financial statements taken as a whole.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed how it accounts for transactions between entities under common control.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, UK

7 March 2018

We have served as the Company’s auditor since 2016.

164	Santander UK Group Holdings plc

> Audit Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Santander UK Group Holdings plc

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting discussed in Note 41 to the consolidated financial statements, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement, the related Notes 1 to 41 and the 2015 information on page 68 to 149 of the Risk review, except for those items marked as unaudited, of Santander UK Group Holdings plc and subsidiaries (the “Group”) for the year ended December 31, 2015 (the 2015 consolidated financial statements before the effects of the adjustments discussed in Note 41 to the consolidated financial statements are not presented herein). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2015 consolidated financial statements, before the effects of the adjustments to retrospectively apply the changes in accounting discussed in Note 41 to the consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of Santander UK Group Holdings plc and subsidiaries for the year ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting discussed in Note 41 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte LLP

London, United Kingdom

24 February 2016

Santander UK Group Holdings plc	165

Annual Report 2017 on Form 20-F | Financial statements

This page left intentionally blank

166	Santander UK Group Holdings plc

> Audit Report

This page left intentionally blank

Santander UK Group Holdings plc	167

Annual Report 2017 on Form 20-F | Financial statements

This page left intentionally blank

168	Santander UK Group Holdings plc

> Audit Report

This page left intentionally blank

Santander UK Group Holdings plc	169

Annual Report 2017 on Form 20-F | Financial statements

This page left intentionally blank

170	Santander UK Group Holdings plc

> Primary financial statements

Consolidated Income Statement

For the years ended 31 December

	Notes	2017 £m	2016 £m	2015 £m
Interest and similar income	3	5,905	6,467	6,695
Interest expense and similar charges	3	(2,102)	(2,885)	(3,120)
Net interest income		3,803	3,582	3,575
Fee and commission income	4	1,222	1,188	1,115
Fee and commission expense	4	(415)	(418)	(400)
Net fee and commission income		807	770	715
Net trading and other income	5	302	443	283
Total operating income		4,912	4,795	4,573
Operating expenses before impairment losses, provisions and charges	6	(2,502)	(2,417)	(2,403)
Impairment losses on loans and advances	8	(203)	(67)	(66)
Provisions for other liabilities and charges	8	(393)	(397)	(762)
Total operating impairment losses, provisions and charges		(596)	(464)	(828)
Profit before tax		1,814	1,914	1,342
Tax on profit	9	(560)	(597)	(380)
Profit after tax		1,254	1,317	962

Attributable to:
Equity holders of the parent		1,215	1,272	914
Non-controlling interests	32	39	45	48
Profit after tax		1,254	1,317	962

Consolidated Statement of Comprehensive Income

For the years ended 31 December

	2017 £m	2016 £m	2015 £m
Profit after tax	1,254	1,317	962
Other comprehensive income:
Other comprehensive income that may be reclassified to profit or loss subsequently:

Available-for-sale securities:
– Change in fair value	80	127	14
– Income statement transfers	(54)	(115)	42
– Taxation	(6)	(16)	(2)
	20	(4)	54
Cash flow hedges:
– Effective portion of changes in fair value	(238)	4,365	(307)
– Income statement transfers	(94)	(4,076)	305
– Taxation	89	(72)	(6)
	(243)	217	(8)
Currency translation on foreign operations	–	(3)	(5)
Net other comprehensive income that may be reclassified to profit or loss subsequently	(223)	210	41
Other comprehensive income that will not be reclassified to profit or loss subsequently:
– Pension remeasurement	(103)	(528)	319
– Taxation	26	133	(89)
	(77)	(395)	230
Own credit adjustment:
– Transfers	(29)	–	–
– Taxation	7	–	–
	(22)	–	–
Net other comprehensive income that will not be reclassified to profit or loss subsequently	(99)	(395)	230
Total other comprehensive income net of tax	(322)	(185)	271
Total comprehensive income	932	1,132	1,233

Attributable to:
Equity holders of the parent	893	1,087	1,184
Non-controlling interests	39	45	49
Total comprehensive income	932	1,132	1,233

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc	171

Annual Report 2017 on Form 20-F | Financial statements

Consolidated Balance Sheet

At 31 December

	Notes	2017 £m	2016(1) £m
Assets
Cash and balances at central banks		32,771	17,107
Trading assets	11	30,555	30,035
Derivative financial instruments	12	19,942	25,471
Financial assets designated at fair value	13	2,096	2,140
Loans and advances to banks	14	5,930	4,352
Loans and advances to customers	15	199,482	199,733
Financial investments	18	17,611	17,466
Interests in other entities	19	73	61
Intangible assets	20	1,742	1,685
Property, plant and equipment		1,598	1,491
Retirement benefit assets	28	449	398
Other assets		2,511	2,571
Total assets		314,760	302,510
Liabilities
Deposits by banks	21	13,784	9,769
Deposits by customers	22	177,421	172,726
Trading liabilities	23	31,109	15,560
Derivative financial instruments	12	17,613	23,103
Financial liabilities designated at fair value	24	2,315	2,440
Debt securities in issue	25	48,860	54,792
Subordinated liabilities	26	3,793	4,303
Other liabilities		2,728	3,221
Provisions	27	558	700
Current tax liabilities	9	3	53
Deferred tax liabilities	9	88	128
Retirement benefit obligations	28	286	262
Total liabilities		298,558	287,057
Equity
Share capital	30	7,060	7,060
Other equity instruments	31	2,041	1,545
Retained earnings		6,399	5,925
Other reserves		301	524
Total shareholders’ equity		15,801	15,054
Non-controlling interests	32	401	399
Total equity		16,202	15,453
Total liabilities and equity		314,760	302,510

(1)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

The Financial Statements were approved and authorised for issue by the Board on 27 February 2018 and signed on its behalf by:

Nathan Bostock	Antonio Roman
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

172	Santander UK Group Holdings plc

> Primary financial statements

Consolidated Cash Flow Statement

For the years ended 31 December

	Notes	2017 £m	2016 £m	2015 £m
Cash flows from operating activities
Profit after tax		1,254	1,317	962

Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation		354	322	295
– Amortisation of premiums on debt securities		22	29	67
– Provisions for other liabilities and charges		393	397	762
– Impairment losses		257	132	156
– Corporation tax charge		560	597	380
– Other non-cash items		(240)	(628)	151
– Pension charge for defined benefit pension schemes		32	26	29
		1,378	875	1,840
Net change in operating assets and liabilities:
– Cash and balances at central banks		(25)	(30)	(22)
– Trading assets		(941)	(2,049)	(4,237)
– Derivative assets		5,529	(4,560)	2,110
– Financial assets designated at fair value		25	257	480
– Loans and advances to banks and customers		(1,829)	(2,262)	(7,786)
– Other assets		(246)	(121)	(532)
– Deposits by banks and customers		8,805	11,201	8,561
– Derivative liabilities		(5,490)	1,595	(1,224)
– Trading liabilities		15,017	2,837	(2,606)
– Financial liabilities designated at fair value		717	336	27
– Debt securities in issue		132	399	(1,166)
– Other liabilities		(1,388)	1,604	(139)
		20,306	9,207	(6,534)
Corporation taxes paid		(484)	(507)	(419)
Effects of exchange rate differences		(574)	3,885	(559)
Net cash flows from operating activities		21,880	14,777	(4,710)
Cash flows from investing activities
Investments in other entities	19	–	–	(109)
Proceeds from disposal of subsidiaries(1)		–	149	–
Purchase of property, plant and equipment and intangible assets		(542)	(374)	(356)
Proceeds from sale of property, plant and equipment and intangible assets		52	65	40
Purchase of financial investments		(726)	(9,539)	(2,021)
Proceeds from sale and redemption of financial investments		2,032	2,359	1,928
Net cash flows from investing activities		816	(7,340)	(518)
Cash flows from financing activities
Issue of AT1 Capital Securities	31	500	–	750
Issuance costs of AT1 Capital Securities		(4)	–	(5)
Issue of debt securities and subordinated notes		8,748	8,788	14,078
Issuance costs of debt securities and subordinated notes		(23)	(28)	(33)
Repayment of debt securities and subordinated notes		(13,763)	(11,352)	(16,098)
Repurchase of non-controlling interests	32	–	(7)	(99)
Dividends paid on ordinary shares	10	(829)	(419)	(564)
Dividends paid on other equity instruments		(135)	(111)	(104)
Dividends paid on non-controlling interests		(37)	(30)	(23)
Net cash flows from financing activities		(5,543)	(3,159)	(2,098)
Change in cash and cash equivalents		17,153	4,278	(7,326)
Cash and cash equivalents at beginning of the year		25,709	20,354	27,363
Effects of exchange rate changes on cash and cash equivalents		(634)	1,077	317
Cash and cash equivalents at the end of the year		42,228	25,709	20,354

Cash and cash equivalents consist of:
Cash and balances at central banks		32,771	17,107	16,842
Less: regulatory minimum cash balances		(395)	(370)	(340)
		32,376	16,737	16,502
Net trading and other cash equivalents		5,953	6,537	2,068
Net non-trading other cash equivalents		3,899	2,435	1,784
Cash and cash equivalents at the end of the year		42,228	25,709	20,354

(1)	In 2016, the Santander UK group sold a number of subsidiaries for a cash consideration of £149m. The net assets disposed of consisted of other assets and other liabilities of £138m.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc	173

Annual Report 2017 on Form 20-F | Financial statements

Consolidated Statement of Changes in Equity

For the years ended 31 December

				Other reserves
	Share capital £m	Other equity instruments £m	Merger reserve £m	Available- for-sale £m	Cash flow hedging £m	Currency translation £m	Retained earnings(2) £m	Total £m	Non- controlling interests £m	Total £m
At 1 January 2017	7,060	1,545	–	48	471	5	5,925(1)	15,054	399	15,453
Profit after tax	–	–	–	–	–	–	1,215	1,215	39	1,254
Other comprehensive income, net of tax:
– Available-for-sale securities	–	–	–	20	–	–	–	20	–	20
– Cash flow hedges	–	–	–	–	(243)	–	–	(243)	–	(243)
– Pension remeasurement	–	–	–	–	–	–	(77)	(77)	–	(77)
– Own credit adjustment	–	–	–	–	–	–	(22)	(22)	–	(22)
Total comprehensive income	–	–	–	20	(243)	–	1,116	893	39	932
Issue of AT1 Capital Securities	–	496	–	–	–	–	–	496	–	496
Dividends on ordinary shares	–	–	–	–	–	–	(553)	(553)	–	(553)
Dividends on other equity instruments	–	–	–	–	–	–	(135)	(135)	–	(135)
Dividends on non-controlling interests	–	–	–	–	–	–	–	–	(37)	(37)
Tax on non-controlling interests and other equity instruments	–	–	–	–	–	–	46	46	–	46
At 31 December 2017	7,060	2,041	–	68	228	5	6,399	15,801	401	16,202

At 1 January 2016	7,060	1,545	–	52	254	8	5,721	14,640	391	15,031
Profit after tax	–	–	–	–	–	–	1,272	1,272	45	1,317
Other comprehensive income, net of tax:
– Available-for-sale securities	–	–	–	(4)	–	–	–	(4)	–	(4)
– Cash flow hedges	–	–	–	–	217	–	–	217	–	217
– Pension remeasurement	–	–	–	–	–		(395)	(395)	–	(395)
– Currency translation on foreign operations	–	–	–	–	–	(3)	–	(3)	–	(3)
Total comprehensive income	–	–	–	(4)	217	(3)	877	1,087	45	1,132
Repurchase of non-controlling interests	–	–	–	–	–	–	–	–	(7)	(7)
Dividends on ordinary shares	–	–	–	–	–	–	(593)	(593)	–	(593)
Dividends on other equity instruments	–	–	–	–	–	–	(111)	(111)	–	(111)
Dividends on non-controlling interests	–	–	–	–	–	–	–	–	(30)	(30)
Tax on non-controlling interests and other equity instruments	–	–	–	–	–	–	31	31	–	31
At 31 December 2016	7,060	1,545	–	48	471	5	5,925	15,054	399	15,453

At 1 January 2015	11,268	800	(2,543)	(2)	262	13	3,425	13,223	339	13,562
Profit after tax	–	–	–	–	–	–	914	914	48	962
Other comprehensive income, net of tax:
– Available-for-sale securities	–	–	–	54	–	–	–	54	–	54
– Cash flow hedges	–	–	–	–	(8)	–	–	(8)	–	(8)
– Pension remeasurement	–	–	–	–	–	–	229	229	1	230
– Currency translation on foreign operations	–	–	–	–	–	(5)	–	(5)	–	(5)
Total comprehensive income	–	–	–	54	(8)	(5)	1,143	1,184	49	1,233
Acquisition of subsidiary	–	–	–	–	–	–	–	–	109	109
Capital reduction	(4,208)	–	2,543	–	–	–	1,665	–	–	–
Issue of AT1 Capital Securities	–	745	–	–	–	–	–	745	–	745
Repurchase of non-controlling interests	–	–	–	–	–	–	(16)	(16)	(83)	(99)
Dividends on ordinary shares	–	–	–	–	–	–	(416)	(416)	–	(416)
Dividends on other equity instruments	–	–	–	–	–	–	(104)	(104)	–	(104)
Dividends on non-controlling interests	–	–	–	–	–	–	–	–	(23)	(23)
Tax on non-controlling interests and other equity instruments	–	–	–	–	–	–	24	24	–	24
At 31 December 2015	7,060	1,545	–	52	254	8	5,721	14,640	391	15,031

(1)	The impact of the early adoption of IFRS 9 requirements for the presentation of gains and losses on such financial liabilities relating to own credit in other comprehensive income as described in Note 1, was £18m (net of tax).
(2)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

174	Santander UK Group Holdings plc

> Notes to the financial statements

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

On 10 January 2014, the Company became the parent company of Santander UK plc and its subsidiaries through an exchange of shares with the shareholders of Santander UK plc which resulted in the issuance of shares of the Company in exchange for the ordinary shares of Santander UK plc (the transaction). This transaction, which resulted in the Company becoming the new immediate holding company of Santander UK plc, constitutes a group reconstruction and, as a transaction between entities under common control, falls outside the scope of IFRS 3 ‘Business Combinations’ and there is no other authoritative guidance for such situations under IFRS. In the absence of such authoritative guidance under IFRS, the transaction has been accounted for in these consolidated financial statements using the principles of merger accounting under UK GAAP which results in the net assets of Santander UK plc being recorded at carrying value and presented as if the Company and Santander UK plc had always been part of the same consolidated group. This policy, which does not conflict with IFRS, reflects the economic substance of the transaction. Although the group reconstruction did not become effective until 10 January 2014 as mentioned above, the Consolidated Financial Statements for the year ended 31 December 2015 have been presented to effect the transaction retrospectively as if the Company and Santander UK plc had always been part of the same consolidated group and have been prepared as set out below:

–	The assets and liabilities reflect the historical carrying amounts of the Consolidated Financial Statements of the Santander UK plc group.
–	The results and cash flows reflect the results and cash flows of the Consolidated Financial Statements of the Santander UK plc group.
–	Total shareholders’ equity is comprised as follows:
–	Share capital represents the share capital issued by the Company, including shares issued for the transaction.
–	Merger reserve represents the difference between shares issued by the Company for the transaction and the ordinary share capital and share premium reserve of Santander UK plc.
–	Retained earnings reflect the historical carrying amounts of the Consolidated Financial Statements of the Santander UK plc group.
–	Other reserves reflect the historical carrying amounts of the Consolidated Financial Statements of the Santander UK plc group.
–	Certain other equity instruments other than ordinary shares presented within other equity instruments in the Santander UK plc group’s balance sheet have been recognised and presented as non-controlling interests in the Santander UK group Consolidated Financial Statements.

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

Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1 ‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, can be found in the Risk review which form an integral part of these financial statements.

The Santander UK group designates certain financial liabilities at fair value through profit or loss where they contain embedded derivatives or where associated derivatives used to economically hedge the risk are held at fair value. Following the endorsement of IFRS 9 ‘Financial Instruments’ by the EU in December 2016, the Santander UK group has elected to early apply from 1 January 2017 the requirements for the presentation of gains and losses on such financial liabilities relating to own credit in other comprehensive income without applying the other requirements in IFRS 9. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss was £18m (net of tax) and is included in opening retained earnings.

Change in accounting policy

During the year, management changed the accounting policy for business combinations between entities under common control. Previously, the Santander UK group applied acquisition accounting under IFRS 3 where the acquisition was for cash consideration. Where the acquisition was for non-cash consideration, the acquisition was accounted for in a manner consistent with group reconstruction relief under the UK GAAP (merger accounting). Management has elected to account for all business combinations between entities under common control at their book values in the acquired entity by including the acquired entity’s results from the date of the business combinations and not restating comparatives. Management believes changing to this basis of accounting is more relevant to accounting for business combinations between entities under common control. Applying acquisition accounting to such transactions where all of the businesses are ultimately controlled by the same party both before and after the business combinations is seen as being less relevant as there are no parties external to Banco Santander SA. For the Santander UK group, the effect of changing the accounting policy is to reduce goodwill by £631m and reduce retained earnings by the same amount, this amount representing the difference between the purchase price and the aggregate book value of the assets and liabilities of Santander Cards Limited, Santander Cards (UK) Limited (and its subsidiaries), Santander Cards Ireland Limited and Santander Consumer (UK) plc, which were acquired from Banco Santander SA in 2010. Each of the comparative periods presented has been restated to reflect the change in accounting policy. The application of the change in accounting policy did not result in any material change to the accounting for the acquisition of Alliance & Leicester plc from Banco Santander SA in 2009.

Santander UK Group Holdings plc	175

Annual Report 2017 on Form 20-F | Financial statements

Future accounting developments

At 31 December 2017, the Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)	IFRS 9 ‘Financial Instruments’ (IFRS 9) – In July 2014, the International Accounting Standards Board (IASB) approved IFRS 9 to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’.

IFRS 9 sets out the requirements for recognition and measurement of financial instruments. The main new developments of the standard are discussed below.

Classification and measurement of financial assets and financial liabilities: Under IFRS 9, financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. These factors determine whether the financial assets are measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss. For many financial assets, the classification and measurement outcomes are similar to IAS 39. However, under IFRS 9, embedded derivatives are not separated from host financial assets and equity securities are measured at fair value either through profit or loss or, in certain circumstances, an irrevocable election may be made to present fair value movements in other comprehensive income. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income. For the Santander UK group:

–	The vast majority of financial assets which are classified as loans and receivables or held-to-maturity investments under IAS 39 (including certain debt securities) will continue to be measured at amortised cost under IFRS 9;
–	Most debt securities classified as available-for-sale financial assets will be measured at fair value through other comprehensive income, with some being measured at fair value through profit or loss;
–	Treasury and other eligible bills classified as available-for-sale financial assets will be measured at amortised cost or fair value through other comprehensive income depending upon the business model in which they are held; and
–	Certain loans currently designated at fair value through profit or loss under IAS 39 may be reclassified to amortised cost where they are held within a business model whose objective is to hold the assets to collect contractual cash flows and those cash flows represent solely payments of principal and interest on the principal outstanding.

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

For financial assets, an ECL is the current value of the difference between the contractual cash flows owed to the entity and the cash flows which the entity expects to receive. For undrawn loan commitments, an ECL is the current value of the difference between the contractual cash flows owed to the entity and the cash flows which the entity expects to receive if the loan is drawn.

An assessment of each facilities’ credit risk profile will determine whether they are to be allocated to one of three stages:

–	Stage 1: when it is deemed there has been no significant increase in credit risk since initial recognition, a loss allowance equal to a 12-month ECL – i.e. the proportion of lifetime expected losses resulting from possible default events within the next 12-months – will be applied;
–	Stage 2: when it is deemed there has been a significant increase in credit risk since initial recognition, but no credit impairment has materialised, a loss allowance equal to the lifetime ECL – i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility – will be applied; and
–	Stage 3: when the facility is considered credit impaired, a loss allowance equal to the lifetime ECL will be applied. Similar to incurred losses under IAS 39, objective evidence of credit impairment is required.

The assessment of whether a significant increase in credit risk has occurred since initial recognition involves the application of both quantitative measures and qualitative factors, requires management judgement and is a key aspect of the IFRS 9 methodology.

Hedge accounting: The general hedge accounting requirements align more closely with risk management practices and establish a more principle-based approach thereby allowing hedge accounting to be applied to a wider variety of hedging instruments and risks. Macro hedge accounting is being dealt with as a separate project. Until such time as that project is complete, and to remove any potential conflict between any existing macro hedge accounting undertaken under IAS 39 and the new general hedge accounting requirements of IFRS 9, entities can choose to continue to apply the existing hedge accounting requirements in IAS 39. Santander UK group has decided to continue IAS 39 hedge accounting and consequently, there are no changes being implemented to hedge accounting policies and practices.

Transition and impact: IFRS 9 has been endorsed for use in the European Union. The mandatory effective date of IFRS 9 is 1 January 2018. The classification, measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet at the date of initial application. There is no requirement to restate comparative information.

For the Santander UK group, the application of IFRS 9 decreases shareholders’ equity at 1 January 2018 by £192m (net of tax), comprised of a £49m decrease arising from the application of the new classification and measurement requirements for financial assets (as explained above), and a c£211m decrease arising from the application of the new ECL impairment methodology, these amounts being partially offset by the recognition of a deferred tax asset of £68m.

These impacts take into account the narrow-scope amendments made to IFRS 9 by the IASB in October 2017 entitled ‘Prepayment Features with Negative Compensation (Amendments to IFRS 9). These amendments which are not effective until annual periods beginning on or after 1 January 2019 can be adopted early. The amendments permit some prepayable financial assets with negative compensation to be measured at amortised cost that, but for the amendment, would have been measured at fair value through profit or loss. Negative compensation arises where the contractual terms permit the borrower to prepay the instrument before its contractual maturity, but the prepayment amount could be less than unpaid amounts of principal and interest. To qualify for amortised cost measurement, the negative compensation must be “reasonable compensation” for early termination of the contract. The amendments are awaiting EU endorsement.

176	Santander UK Group Holdings plc

> Notes to the financial statements

As referred to in the ‘Compliance with International Financial Reporting Standards’ section above, the Santander UK group elected to early apply from 1 January 2017 the requirements for the presentation of gains and losses on certain financial liabilities relating to own credit in other comprehensive income. This presentational change had no impact on shareholders’ equity.

Recommendations of the Enhanced Disclosure Task Force (EDTF) with respect to Expected Credit Losses

The following additional information is provided in accordance with the recommendations of the EDTF in their 30 November 2015 report entitled ‘Impact of Expected Credit Loss Approaches on Bank Risk Disclosures’ regarding applying the key principles within an expected credit loss (ECL) approach and the risk management organisation, processes and key functions.

i) How Santander UK interprets and expects to apply the key principles within an ECL approach

In forecasting ECLs under IFRS 9, Santander UK has leveraged retail and corporate credit risk models used for underwriting, portfolio management and regulatory capital. These credit risk measurement tools principally capture idiosyncratic (customer and facility) risk drivers and when transformed into probability of default (PD), exposure at default (EAD) and loss given default (LGD) estimates, form the basis for quantifying ECL.

Outputs from these models have been incorporated into a new modelling framework developed for IFRS 9, which combines other factors that explicitly capture systemic effects (relating to changes in credit conditions) and the maturity of the exposure. Systemic effects are accounted for by using the outputs of existing macroeconomic stress testing models as factors in the ECL calculation, while the addition of time related factors (such as time since last rating) enable the forecasting of risk, for each individual loan, to be extended over the lifetime of the exposure and reflect economic forecasts.

The ability to forecast beyond 12 months is further supplemented by the introduction of a new survival rate (SR) model which predicts the likelihood that an exposure will still be open and not defaulted at any point during its remaining life (after making allowance for early redemptions).

The calculation of ECL is based on either possible defaults within a period of 12 months following the reporting date (12-month ECL) or defaults arising throughout the residual life of the exposure (Lifetime ECL). The forecast horizon will be determined according to a stage allocation assessment, whereby an underlying facility is assigned to one of three stages as set out above. The assessment of whether there has been significant increase in credit risk since initial recognition, for the purpose of moving exposures between stages, will incorporate a number of quantitative, qualitative and days past due ‘backstop’ tests. The determination incorporates a measure of the change in default risk between initial recognition and the reporting date.

For each term loan the output of the PD, EAD, LGD and SR models are multiplied together to derive a measure of ECL for each month to the end of the contractual period. The resulting ECL forecast is then discounted using the effective interest rate to reflect the time value of money. Summing each monthly ECL to the end of the contractual term gives the lifetime ECL, while the 12-month ECL is calculated by summing the first 12-monthly ECL values only. For revolving credit facilities the lifetime period is determined to be the point at which either the SR model predicts all exposures have closed or the ECL value is zero through the effects of discounting.

ECLs will be based on macroeconomic inputs reflecting a set of scenarios that will incorporate, as a minimum; a base scenario, an upside scenario and a downside scenario based on various macroeconomic variables, e.g. GDP, house prices, unemployment rates, etc. Each scenario will be assigned a probability weighting that reflects the likelihood of occurrence. The resulting ECL for each scenario will be combined to give an unbiased, probability-weighted ECL value.

ii) Santander UK’s governance processes over ECL

A separate IFRS 9 Steering Group, was set up to manage the implementation of IFRS 9. With respect to ECL, a number of cross-functional working groups were mobilised to opine and make proposals on model design and integration, technical accounting and implementation. Approvals and ratification were sought at a series of Management Committees and Forums, whilst key risks, assumptions, issues, and dependencies, aligned to material portfolios/key design considerations, have been tracked at the Steering Group.

ECL impairment models are sensitive to changes in credit conditions, and reflect various management judgements that give rise to measurement uncertainty. The governance framework for generating and reviewing the scenarios and weights leverages Santander UK’s existing processes to assess risk appetite and manage stress testing, which incorporate the views of subject matter experts across numerous business functions and a comparison with external benchmarks prior to running forecasting models. The following fora review provision drivers and ensure that management judgements remain appropriate:

–	The Model Risk Control Forum, which reviews and approves required changes to ECL models;
–	The Asset and Liability Committee is responsible for reviewing and approving the economic scenarios and probability weights used to calculate forward-looking scenarios;
–	The Credit Provisions Forum reviews management judgements and approves IFRS 9 ECL impairment allowances; and
–	The Board Audit Committee reviews and challenges the appropriateness of the estimates and judgements made by management.

Santander UK Group Holdings plc	177

Annual Report 2017 on Form 20-F | Financial statements

b)	IFRS 15 ‘Revenue from Contracts with Customers’ (IFRS 15) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2018. The standard establishes a principles-based approach for revenue recognition and introduces the concept of recognising revenue for performance obligations as they are satisfied. Revenue relating to lease contracts, insurance contracts and financial instruments is outside the scope of IFRS 15. For Santander UK group’s fee and commission income, which is within the scope of the standard, income is recognised as services are provided and this continues under the performance obligation approach in IFRS 15. There have been no significant changes in the recognition of in scope income and, consequently, IFRS 15 has no material impact for the Santander UK group.

c)	IFRS 16 ‘Leases’ (IFRS 16) – In January 2016, the IASB issued IFRS 16. The standard is effective for annual periods beginning on or after 1 January 2019. Earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure for both lessees and lessors. For lessee accounting, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. For lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements from the existing leasing standard (IAS 17) and a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently. At the date of publication of these Consolidated Financial Statements the impact of the standard is currently being assessed and it is not yet practicable to quantify the effect of IFRS 16 on these Consolidated Financial Statements. Details of existing operating lease commitments in respect of leases where the Santander UK group is lessee and that are likely to come on the balance sheet under IFRS 16 are set out in Note 29.

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

–	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
–	Potential voting rights held by the Company, other vote holders or other parties
–	Rights arising from other contractual arrangements
–	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

Business combinations between entities under common control (i.e. fellow subsidiaries of Banco Santander SA (the ultimate parent)) are outside the scope of IFRS 3 – ‘Business Combinations’, and there is no other guidance for such transactions under IFRS. The Santander UK group elects to account for business combinations between entities under common control at their book values in the acquired entity by including the acquired entity’s results from the date of the business combination and not restating comparatives. Reorganisations of entities within the Santander UK group are accounted for at their book values.

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

178	Santander UK Group Holdings plc

> Notes to the financial statements

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

Santander UK Group Holdings plc	179

Annual Report 2017 on Form 20-F | Financial statements

a) Defined benefit schemes

The asset or liability recognised in respect of defined benefit pension schemes is the present value of the defined benefit obligation at the balance sheet date, less the fair value of scheme assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The assets of the schemes are measured at their fair values at the balance sheet date. Full actuarial valuations of the Santander UK group’s defined benefit schemes are carried out on a triennial basis. Each scheme’s trustee is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert.

The present value of the defined benefit obligation is estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, then discounted to present value using the yield applicable to high-quality AA rated corporate bonds of the same currency and which have terms to maturity closest to the terms of the scheme liabilities, adjusted where necessary to match those terms. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about life expectancy, inflation, discount rates, pension increases and earnings growth, based on past experience and future expectations. Financial assumptions are based on market conditions at the balance sheet date and can generally be derived objectively.

Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. The income statement includes the net interest income/expense on the net defined benefit liability/asset, current service cost and any past service cost and gain or loss on settlement. Remeasurement of defined benefit pension schemes, including return on scheme assets (excludes amounts included in net interest), actuarial gains and losses (arising from changes in demographic assumptions, the impact of scheme experience and changes in financial assumptions) and the effect of the changes to the asset ceiling (if applicable), are recognised in other comprehensive income.

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

180	Santander UK Group Holdings plc

> Notes to the financial statements

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

Financial assets and financial liabilities classified as fair value through profit or loss are initially recognised at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement except for gains and losses on financial liabilities designated at fair value through profit and loss relating to own credit which are presented in other comprehensive income.

Santander UK Group Holdings plc	181

Annual Report 2017 on Form 20-F | Financial statements

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

d) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Santander UK group’s management has the positive intention and ability to hold to maturity other than:

–	Those that the Santander UK group designates upon initial recognition as at fair value through profit or loss;
–	Those that the Santander UK group designates as available-for-sale; and
–	Those that meet the definition of loans and receivables.

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

182	Santander UK Group Holdings plc

> Notes to the financial statements

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

Santander UK Group Holdings plc	183

Annual Report 2017 on Form 20-F | Financial statements

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

i) Retail assets

Retail customers are assessed either individually or collectively for impairment. Potential indicators of loss events which may be evidence of impairment for retail borrowers may include:

–	Missed payments of capital or interest
–	The borrower notifying the Santander UK group of current or likely financial distress
–	Request from a borrower to change contractual terms as a result of the borrower’s financial difficulty (i.e. forbearance)
–	Arrears on other accounts held by the borrower.

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

184	Santander UK Group Holdings plc

> Notes to the financial statements

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

IBNO impairment loss allowances

An allowance for IBNO losses is established for loans which are either:

–	Performing and no evidence of loss has been specifically identified on an individual basis but because the loans that are not yet past due are known from past experience to have deteriorated since the initial decision to lend was made (for example, where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, e.g. due to a loss of employment, divorce or bereavement), or
–	In arrears and not classified as non-performing.

The impairment loss calculation resembles the one explained above for the observed segment except that for the IBNO segment:

–	Where the account is currently up to date, the loss propensity represents the percentage of such cases that are expected to miss a payment in the appropriate emergence period and which will ultimately be written off
–	Where the account is delinquent, the loss propensity represents the percentage of such cases that will ultimately be written off.

Emergence period

This is the period which the Santander UK group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date become evident as the loans turn into past due. The emergence period is taken into consideration when determining the loss propensities for performing IBNO segment. Based on the Santander UK group’s statistical analysis, the emergence period is six months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.

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

Individual assessment

At each balance sheet date, the Santander UK group conducts impairment reviews to assess whether there is objective evidence of impairment for individually significant corporate assets. A specific observed impairment is established for all individually significant loans that have experienced a loss event such as where:

–	An asset has a payment default which has been outstanding for three months or more
–	Non-payment defaults have occurred but where it has become evident that a forbearance exercise will be undertaken due to the inability of the borrower to meet its current contractual repayment schedule
–	It is becoming probable that the borrower will enter bankruptcy or other financial reorganisation
–	The borrower has a winding up notice issued or insolvency event
–	The borrower has had event(s) occur which are likely to adversely impact upon their ability to meet their financial obligations (e.g. where a customer loses a key client or contract)
–	The borrower has regularly and persistently missed/delayed payments but where the account has been maintained below three months past due
–	The customer loan is due to mature within six months and where the prospects of achieving a refinancing are considered low.

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

Santander UK Group Holdings plc	185

Annual Report 2017 on Form 20-F | Financial statements

The allowance for IBNO losses is determined on a portfolio basis using the following factors:

–	Historical loss experience in portfolios of similar credit risk characteristics (for example, by product)
–	The estimated period between an impairment event occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below)
–	Management’s judgement as to whether current economic and credit conditions are such that the actual level of incurred inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

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

186	Santander UK Group Holdings plc

> Notes to the financial statements

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

Santander UK Group Holdings plc	187

Annual Report 2017 on Form 20-F | Financial statements

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

b) Dividends

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

188	Santander UK Group Holdings plc

> Notes to the financial statements

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

At 31 December 2017, impairment allowances held against loans and advances to customers totalled £940m (2016: £921m). The net impairment loss (i.e. after recoveries) for loans and advances to customers recognised in 2017 was £203m (2016: £67m, 2015: £66m). In calculating impairment loss allowances, a range of outcomes was calculated, either for each individual loan or by portfolio taking account of the uncertainty relating to economic conditions. For retail lending, the range was based on different management assumptions as to loss propensity and loss ratio relative to historic experience. For corporate lending, the range reflects different realisation assumptions in respect of collateral held.

If management had used different assumptions, a larger or smaller impairment loss allowance would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if management’s conclusions were different, but within the range of what management deemed to be reasonably possible, the impairment loss for loans and advances could have decreased by £162m (2016: £193m, 2015: £221m), with a consequential increase in profit before tax, or increased by £229m (2016: £223m, 2015: £167m), with a consequential decrease in profit before tax.

b) Provision for conduct remediation

The provision charge for conduct remediation relating to past activities and products sold recognised in 2017 was £144m (2016: £146m, 2015: £500m) before tax, comprising charges for Payment Protection Insurance (PPI) of £109m (2016: £144m, 2015: £450m) and other products of £35m (2016: £2m, 2015: £50m). The balance sheet provision amounted to £403m (2016: £493m, 2015: £637m), of which £356m (2016: £457m, 2015: £465m) related to PPI. Detailed disclosures on the provision for conduct remediation can be found in Note 27.

The provision mainly represents management’s best estimate of Santander UK’s future liability in respect of mis-selling of PPI policies. It requires significant judgement by management in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld and redressed, as well as the redress costs for each of the different populations of customers identified. Based on these factors, management determines its best estimate of the anticipated costs of redress and expected operating costs.

The most critical factor in determining the level of PPI provision is the volume of claims. The uphold rate is informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received until August 2019.

Had management used different assumptions, a larger or smaller provision charge would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 27.

c) Pensions

The Santander UK group operates a number of defined benefit pension schemes as described in Note 28 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.

The defined benefit pension schemes which were in a net asset position had a surplus of £449m (2016: £398m) and the defined benefit pension schemes which were in a net liability position had a deficit of £286m (2016: £262m).

Accounting for defined benefit pension schemes requires management to make assumptions principally about the discount rate adopted, but also about mortality, price inflation, pension increases, life expectancy and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.

During the year the methodology to derive the inflation rate was changed to better reflect management’s view of inflation expectations. At 31 December 2017 this had a negative impact on the accounting surplus of £125m.

Detailed disclosures on the current year service cost and deficit/surplus, including sensitivities and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can also be found in Note 28.

Santander UK Group Holdings plc	189

Annual Report 2017 on Form 20-F | Financial statements

2. SEGMENTS

The principal activity of the Santander UK group is financial services, predominantly in the United Kingdom. The Santander UK group’s business is managed and reported on the basis of the following segments:

–	Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover of up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.
–	Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers non-property backed trading businesses that are UK domiciled with annual turnover above £6.5m and Specialist Sector Groups (SSG) that cover real estate, social housing, education, healthcare, and hotels.
–	Global Corporate Banking services corporate clients with a turnover of £500m and above per annum and financial institutions. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.
–	Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

The segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

The basis of presentation in this Annual Report has been changed, and the prior periods restated to reflect a change in the internal transfer of revenues and costs from Corporate Centre to the three customer business segments. This enables a more targeted apportionment of capital and other resources in line with the strategy of each segment.

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

Interest income and interest expense have not been reported separately. The majority of the revenues from the segments are interest income in nature and net interest income is relied on primarily to assess the performance of the segment and to make decisions regarding allocation of segmental resources.

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

Results by segment

2017	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income	3,302	395	74	32	3,803
Non-interest income	615	74	364	56	1,109
Total operating income	3,917	469	438	88	4,912
Operating expenses before impairment losses, provisions and charges	(1,871)	(223)	(304)	(104)	(2,502)
Impairment (losses)/releases on loans and advances	(36)	(13)	(174)	20	(203)
Provisions for other liabilities and charges	(342)	(55)	(11)	15	(393)
Total operating impairment losses, provisions and (charges)/releases	(378)	(68)	(185)	35	(596)
Profit/(loss) before tax	1,668	178	(51)	19	1,814

Revenue from external customers	4,505	631	506	(730)	4,912
Inter-segment revenue	(588)	(162)	(68)	818	–
Total operating income	3,917	469	438	88	4,912

Customer loans	168,991	19,391	6,037	5,905	200,324
Total assets(1)	174,524	19,391	51,078	69,767	314,760
Customer deposits	149,315	18,697	4,546	3,363	175,921
Total liabilities	150,847	18,697	45,603	83,411	298,558

(1)	Includes customer loans, net of impairment loss allowances.

190	Santander UK Group Holdings plc

> Notes to the financial statements

2016	Retail Banking(2) £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,140	383	73	(14)	3,582
Non-interest income	562	76	312	263	1,213
Total operating income	3,702	459	385	249	4,795
Operating expenses before impairment losses, provisions and charges	(1,800)	(215)	(280)	(122)	(2,417)
Impairment (losses)/releases on loans and advances	(20)	(29)	(21)	3	(67)
Provisions for other liabilities and charges	(338)	(26)	(12)	(21)	(397)
Total operating impairment losses, provisions and charges	(358)	(55)	(33)	(18)	(464)
Profit before tax	1,544	189	72	109	1,914

Revenue from external customers	4,369	644	466	(684)	4,795
Inter-segment revenue	(667)	(185)	(81)	933	–
Total operating income	3,702	459	385	249	4,795

Customer loans	168,638	19,381	5,659	6,478	200,156
Total assets(1)	175,100	19,381	39,777	68,252	302,510
Customer deposits	148,063	17,203	4,054	3,031	172,351
Total liabilities	149,793	17,203	36,506	83,555	287,057

2015
Net interest income	3,097	399	52	27	3,575
Non-interest income	526	91	303	78	998
Total operating income	3,623	490	355	105	4,573
Operating expenses before impairment losses, provisions and (charges)/releases	(1,898)	(217)	(287)	(1)	(2,403)
Impairment (losses)/releases on loans and advances	(90)	(25)	13	36	(66)
Provisions for other liabilities and (charges)/releases	(728)	(23)	(14)	3	(762)
Total operating impairment losses, provisions and (charges)/releases	(818)	(48)	(1)	39	(828)
Profit before tax	907	225	67	143	1,342

Revenue/(charges) from external customers	4,529	626	437	(1,019)	4,573
Inter-segment revenue	(906)	(136)	(82)	1,124	–
Total operating income	3,623	490	355	105	4,573

Customer loans	167,093	18,680	5,470	7,391	198,634
Total assets(1)	173,479	18,680	36,593	52,026	280,778
Customer deposits	140,358	15,076	3,013	3,808	162,255
Total liabilities	143,157	15,076	32,290	75,224	265,747

(1)	Includes customer loans, net of impairment loss allowances.
(2)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1.

3. NET INTEREST INCOME

	2017 £m	2016 £m	2015 £m
Interest and similar income:
Loans and advances to banks	184	127	115
Loans and advances to customers	5,494	6,198	6,491
Other	227	142	89
Total interest and similar income	5,905	6,467	6,695
Interest expense and similar charges:
Deposits by banks	(46)	(56)	(63)
Deposits by customers	(1,183)	(1,809)	(1,974)
Debt securities in issue	(737)	(853)	(931)
Subordinated liabilities	(134)	(143)	(138)
Other	(2)	(24)	(14)
Total interest expense and similar charges	(2,102)	(2,885)	(3,120)
Net interest income	3,803	3,582	3,575

Interest and similar income includes £66m (2016: £79m, 2015: £81m) on impaired loans.

Santander UK Group Holdings plc	191

Annual Report 2017 on Form 20-F | Financial statements

4. NET FEE AND COMMISSION INCOME

	2017 £m	2016 £m	2015 £m
Fee and commission income:
Retail and corporate products	1,167	1,123	1,043
Insurance products	55	65	72
Total fee and commission income	1,222	1,188	1,115
Fee and commission expense:
Retail and corporate products	(406)	(408)	(392)
Other	(9)	(10)	(8)
Total fee and commission expense	(415)	(418)	(400)
Net fee and commission income	807	770	715

5. NET TRADING AND OTHER INCOME

	2017	2016	2015
	£m	£m	£m
Net trading and funding of other items by the trading book	205	75	252
Net income from operating lease assets	44	35	46
Net gains on assets designated at fair value through profit or loss	80	253	33
Net (losses)/gains on liabilities designated at fair value through profit or loss	(97)	28	(65)
Net (losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(17)	(135)	26
Hedge ineffectiveness	5	28	(20)
Net profit on sale of available-for-sale assets	54	115	–
Other	28	44	11
	302	443	283

‘Net trading and funding of other items by the trading book’ includes fair value losses of £27m (2016: £50m, 2015: £5m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £28m (2016: £51m, 2015: £7m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £1m (2016: £1m, 2015: £2m).

In 2017, ‘Net profit on sale of available-for-sale assets’ includes a gain of £48m in respect of the sale of Vocalink shares. In 2016, ‘Net profit on sale of available-for-sale assets’ included the gain of £119m in respect of the sale of Visa shares.

In September 2017, as part of a capital management exercise, we purchased 91% of the 7.375% 20 Year Step-up perpetual callable subordinated notes. In May 2016, as part of a liability management exercise, certain debt instruments were purchased pursuant to a tender offer. These had no significant impact on the income statement.

Exchange rate differences recognised in the Consolidated Income Statement on items not at fair value through profit or loss were £109m expense (2016: £4,051m expense, 2015: £477m income) and are presented in the line ‘Net trading and funding of other items by the trading book.’ These are principally offset by related releases from the cash flow hedge reserve of £94m income (2016: £4,076m income, 2015: £305m expense) as set out in the Consolidated Statement of Comprehensive Income, which are also presented in ‘Net trading and funding of other items by the trading book’. Exchange rate differences on items measured at fair value through profit or loss are included in the line items relating to changes in fair value.

6. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	2017	2016	2015
	£m	£m	£m
Staff costs:
Wages and salaries	746	731	726
Performance-related payments	157	157	163
Social security costs	93	94	92
Pensions costs – defined contribution plans	54	52	50
– defined benefit plans	32	26	29
Other share-based payments	10	3	(5)
Other personnel costs	45	62	63
	1,137	1,125	1,118
Other administration expenses	1,011	970	990
Depreciation, amortisation and impairment	354	322	295
	2,502	2,417	2,403

192	Santander UK Group Holdings plc

> Notes to the financial statements

Staff costs

’Performance-related payments’ include bonuses paid in the form of cash and share awards granted under the Long-Term Incentive Plan. Included in this are the Santander UK group’s equity-settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Shares award’. ‘Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-based payments. Further details can be found in Note 34. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2017			Costs expected to be recognised in 2018 or later
	Arising from	Arising from		Arising from	Arising from
	awards in	awards in		awards in	awards in
	current year	prior year	Total	current year	prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	5	8	13	10	7	17
Shares	3	13	16	8	10	18
	8	21	29	18	17	35

The following table shows the amount of bonus awarded to employees for the performance year 2017. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	£m	£m
Cash award – not deferred	116	118	–	–	116	118
– deferred	13	15	17	18	30	33
Shares award – not deferred	12	11	–	–	12	11
– deferred	16	13	18	14	34	27
Total discretionary bonus	157	157	35	32	192	189

The average number of full-time equivalent staff was 19,559 (2016: 19,863, 2015: 20,405).

Depreciation, amortisation and impairment

In 2017, an impairment charge of £32m was recognised that primarily related to capitalised software costs for a credit risk management system, part of which was no longer in use. In 2016, an impairment charge of £45m was recognised that primarily related to a multi-entity banking platform developed for our non-ring-fenced bank under the original ring-fencing structure.

7. AUDIT AND OTHER SERVICES

	2017	2016	2015
	£m	£m	£m
Audit fees:
Fees payable to the Company’s auditor(1) and its associates for the audit of the Santander UK group’s annual accounts	7.8	4.9	3.8
Fees payable to the Company’s auditor(1) and its associates for other services to the Santander UK group:
– Audit of the Santander UK group’s subsidiaries	1.4	1.1	1.8
Total audit fees(2)	9.2	6.0	5.6
Non-audit fees:
Audit-related assurance services(3)	1.6	1.3	3.2
Taxation compliance services	–	0.1	0.2
Other assurance services	0.1	–	–
Other non-audit services	0.4	1.9	1.7
Total non-audit fees	2.1	3.3	5.1

(1)	PricewaterhouseCoopers LLP became the Santander UK group’s principal auditor in 2016. Deloitte LLP was the principal auditor during 2015. Excluded from 2016 fees are amounts of £0.2m payable to Deloitte LLP in relation to the 2015 statutory audit.
(2)	The 2017 audit fees included £0.6m (2016: £nil) which related to the prior year.
(3)	The 2017 audit-related assurance services included £0.1m (2016: £nil) which related to the prior year.

Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.4m (2016: £0.3m, 2015: £0.2m).

Total audit fees of £9.2m include fees of £1.6m in respect of the audit of the application of IFRS 9. Audit-related assurance services relate to services performed in connection with the statutory and regulatory filings of the Company and its associates. Of this category £0.8m (2016: £0.6m, 2015: £1.4m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission (SEC) guidance. The remaining £0.8m (2016: £0.7m, 2015: £1.8m) accords with the definition of ‘Audit-related fees’ per that guidance and relates to services performed in connection with securitisation, debt issuance and related work and reporting to prudential and conduct regulators which is in accordance with the definition ‘Audit-related fees’ per SEC guidance. Taxation compliance services accord with the SEC definition of ‘Tax fees’ and relate to compliance services performed in respect of US Tax returns and other similar tax compliance services. Other assurance services and other non-audit services accord with the SEC definition of ‘All other fees’. In 2017 and 2016 these included services performed in respect of the Global Corporate Banking remediation programme. 2015 included services provided by the predecessor auditor in respect of Santander UK’s preparation for MiFiD II and IFRS 9 Implementation. In 2017 the Company’s auditors also earned fees of £45,000 (2016: £893,000) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.

Santander UK Group Holdings plc	193

Annual Report 2017 on Form 20-F | Financial statements

8. IMPAIRMENT LOSSES AND PROVISIONS

	2017	2016	2015
	£m	£m	£m
Impairment losses on loans and advances:
Loans and advances to customers (See Note 15)	257	132	156
Recoveries of loans and advances, net of collection costs (See Note 15)	(54)	(65)	(90)
	203	67	66
Provisions for other liabilities and charges (See Note 27)	385	397	762
Provisions for residual value and voluntary termination (See Note 15)	8	–	–
	393	397	762
	596	464	828

There were no impairment losses on loans and advances to banks and financial investments.

Impairment losses on loans and advances increased by £136m to £203m (2016: £67m) primarily due to Carillion plc exposures.

9. TAXATION

	2017	2016	2015
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	555	610	345
Adjustments in respect of prior years	(27)	(13)	(16)
Total current tax	528	597	329
Deferred tax:
Charge/(credit) for the year	23	(11)	54
Adjustments in respect of prior years	9	11	(3)
Total deferred tax	32	–	51
Tax on profit	560	597	380

The standard rate of UK corporation tax was 27.25% for banking entities and 19.25% for non-banking entities (2016: 28.00% for banking entities and 20.00% for non-banking entities) following the introduction of an 8% surcharge to be applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance (No.2) Act 2015 introduced reductions in the corporation tax rate from 20% to 19% in 2017 and 18% by 2020. The Finance Act 2016, which was substantively enacted on 6 September 2016, introduced a further reduction in the standard rate of corporation tax rate to 17% from 2020. The effects of the changes in tax rates are included in the deferred tax balances at both 31 December 2017 and 2016.

The Santander UK group’s effective tax rate for 2017, based on profit before tax, was 30.9% (2016: 31.2%, 2015: 28.3%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	2017	2016	2015
	£m	£m	£m
Profit before tax	1,814	1,914	1,342
Tax calculated at a tax rate of 19.25% (2016: 20.00%, 2015: 20.25%)	349	383	272
Bank surcharge on profits	132	134	–
Non-deductible preference dividends paid	9	8	6
Non-deductible UK Bank Levy	25	30	20
Non-deductible conduct remediation	35	39	90
Other non-equalised items	30	8	7
Effect of non-UK profits and losses	–	(1)	(1)
Utilisation of capital losses for which credit was not previously recognised	–	–	(4)
Effect of change in tax rate on deferred tax provision	(2)	(2)	9
Adjustment to prior year provisions	(18)	(2)	(19)
Tax charge	560	597	380

The decrease in effective tax rate from 2016 to 2017 is largely due to the reduction in the statutory tax rate, reductions in the bank levy and releases in accruals for prior periods offset by the impact of non-deductible conduct remediation in 2017. It is anticipated that the Santander UK group’s effective tax rate in future periods will continue to be impacted by the 8% surcharge, the level of any non-deductible conduct remediation, changes to the cost of the Bank Levy and reductions in the statutory rate as noted above.

194	Santander UK Group Holdings plc

> Notes to the financial statements

Current tax assets and liabilities

Movements in current tax assets and liabilities during the year were as follows:

	2017	2016
	£m	£m
Assets	–	51
Liabilities	(53)	(1)
At 1 January	(53)	50
Income statement charge	(528)	(597)
Other comprehensive income credit/(charge)	44	(49)
Corporate income tax paid	484	507
Other movements	50	36
	(3)	(53)
Assets	–	–
Liabilities	(3)	(53)
At 31 December	(3)	(53)

The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities together with the effects of movements in deferred tax, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.

Santander UK proactively engages with HM Revenue & Customs to resolve tax matters relating to prior years. The accounting policy for recognising provisions for such matters are described in Note 1 to the Consolidated Financial Statements. It is not expected that there will be any material movement in such provisions within the next twelve months. Santander UK adopted the Code of Practice on Taxation for Banks in 2010.

Deferred tax

The table below shows the deferred tax assets and liabilities including the movement in the deferred tax account during the year:

	Fair value of				Tax losses	Accelerated	Other
	financial	Pension	Cash flow	Available-	carried	tax	temporary
	instruments	remeasurement	hedges	for-sale	forward	depreciation	differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2017	(31)	(35)	(50)	(27)	5	(5)	15	(128)
Income statement (charge)/credit	(10)	(32)	–	–	20	1	(11)	(32)
Transfers/reclassifications	–	–	–	7	–	–	(7)	–
Credited/(charged) to other comprehensive income	–	26	53	(6)	–	–	(1)	72
At 31 December 2017	(41)	(41)	3	(26)	25	(4)	(4)	(88)

At 1 January 2016	(76)	(115)	(27)	(11)	8	3	(5)	(223)
Income statement (charge)/credit	44	(53)	–	–	(3)	(8)	20	–
Credited/(charged) to other comprehensive income	1	133	(23)	(16)	–	–	–	95
At 31 December 2016	(31)	(35)	(50)	(27)	5	(5)	15	(128)

The deferred tax assets/(liabilities) scheduled above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five-year plan (described in Note 20) would not cause a reduction in the deferred tax assets recognised. At 31 December 2017, the Santander UK group and a trading subsidiary Santander Lending Limited recognised a deferred tax asset of £4m (2016: £5m) in respect of prior year trading losses. Future profit forecasts are such that recognition criteria under IAS 12 have been met. These tax losses do not time expire. At 31 December 2017, the Santander UK group has a recognised deferred tax asset in respect of UK capital losses carried forward of £21m (2016: £nil). There are no unrecognised capital losses carried forward (2016: £nil).

In addition, the Santander UK group has net operating losses carried forward in the US of $76m (2016: $80m). A deferred tax asset on these losses has not been recognised as the Santander UK group does not currently anticipate being able to offset the losses against future profits or gains in order to realise any economic benefit in the foreseeable future and in particular these losses will expire on closure of the Abbey National Treasury Services plc US Branch.

Santander UK Group Holdings plc	195

Annual Report 2017 on Form 20-F | Financial statements

10. DIVIDENDS ON ORDINARY SHARES

Dividends on ordinary shares declared and paid during the year were as follows:

	2017	2016	2015
	Pence per	Pence per	Pence per	2017	2016	2015
	share	share	share	£m	£m	£m
In respect of current year – first interim	4.58	4.49	4.45	323	317	314
– second interim	3.26	3.91	1.44	230	276	102
	7.84	8.40	5.89	553	593	416

11. TRADING ASSETS

	2017	2016
	£m	£m
Securities purchased under resale agreements	8,870	10,712
Debt securities	5,156	6,248
Equity securities	9,662	5,986
Cash collateral	6,156	6,169
Short-term loans	711	920
	30,555	30,035

A significant portion of the debt and equity securities are held in our eligible liquidity pool. They comprise mainly of government bonds and quoted stocks. Detailed disclosures can be found in ‘Liquidity risk’ section of the Risk review.

12. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives

The Santander UK group transacts derivatives for four primary purposes:

–	To manage the portfolio risks arising from customer business
–	To manage and hedge the Santander UK group’s own risks
–	To create risk management solutions for customers
–	To generate profits through sales activities.

Under IAS 39, all derivatives are classified as ‘held for trading’ (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

–	Those used in sales activities and those providing risk solutions for customers
–	Those used for own risk management purposes but, for various reasons, either the Santander UK group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:

–	Non-qualifying hedging derivatives (economic hedges), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility
–	Derivatives managed in conjunction with financial instruments designated at fair value (the fair value option). The fair value option is described more fully in the Accounting Policy ‘Financial assets’ and Notes 13 and 24. The Santander UK group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the Santander UK group associated with complying with the detailed hedge accounting requirements of IAS 39
–	Derivatives that do not meet the qualifying criteria for hedge accounting, including ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness
–	Derivative contracts that represent the closing-out of existing positions through the use of matching deals.

196	Santander UK Group Holdings plc

> Notes to the financial statements

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

Commercial Banking and Global Corporate Banking deal with customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Global Corporate Banking. Global Corporate Banking is responsible for implementing Santander UK group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

–	Marketing derivatives to end users and hedging the resulting exposures efficiently
–	The management of trading exposure reflected on the Santander UK group’s balance sheet.

Santander UK Group Holdings plc	197

Annual Report 2017 on Form 20-F | Financial statements

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

d) Analysis of derivative financial instruments

The contract/notional amounts of derivatives in the tables below indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent actual exposures.

			2017			2016
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	144,160	2,559	4,130	165,521	3,664	6,022
Interest rate contracts	863,151	11,612	11,140	942,798	14,117	14,341
Equity and credit contracts	19,814	888	693	15,325	1,321	860
Total derivatives held for trading	1,027,125	15,059	15,963	1,123,644	19,102	21,223

Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	2,641	312	6	3,819	751	–
Interest rate contracts	59,610	1,272	1,470	70,849	1,578	1,790
Equity derivative contracts	16	–	4	74	4	–
	62,267	1,584	1,480	74,742	2,333	1,790
Designated as cash flow hedges:
Exchange rate contracts	23,117	3,206	55	23,786	3,907	8
Interest rate contracts	12,884	84	115	12,683	120	82
Equity derivative contracts	26	9	–	24	9	–
	36,027	3,299	170	36,493	4,036	90
Total derivatives held for hedging	98,294	4,883	1,650	111,235	6,369	1,880
Total derivative financial instruments	1,125,419	19,942	17,613	1,234,879	25,471	23,103

Derivative assets and liabilities are reported on a gross basis on the balance sheet unless there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously. Further information about offsetting is presented in Note 38.

198	Santander UK Group Holdings plc

> Notes to the financial statements

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional
		Traded over the counter			Asset		Liability
	Traded on	Settled	Not settled		Traded on		Traded on
	recognised	by central	by central		recognised	Traded over	recognised	Traded over
	exchanges	counterparties	counterparties	Total	exchanges	the counter	exchanges	the counter
2017	£m	£m	£m	£m	£m	£m	£m	£m
Exchange rate contracts	–	–	169,918	169,918	–	6,077	–	4,191
Interest rate contracts	71,618	626,600	237,427	935,645	–	12,968	–	12,725
Equity and credit contracts	30	–	19,826	19,856	–	897	1	696
	71,648	626,600	427,171	1,125,419	–	19,942	1	17,612

2016
Exchange rate contracts	–	–	193,126	193,126	–	8,322	–	6,030
Interest rate contracts	69,501	725,626	231,203	1,026,330	1	15,814	–	16,213
Equity and credit contracts	34	–	15,389	15,423	–	1,334	1	859
	69,535	725,626	439,718	1,234,879	1	25,470	1	23,102

e) Analysis of derivatives designated as hedges

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	2017	2016	2015
	£m	£m	£m
Fair value hedging:
Gains/(losses) on hedging instruments	56	(274)	(26)
(Losses)/gains on hedged items attributable to hedged risks	(2)	335	87
Fair value hedging ineffectiveness	54	61	61
Cash flow hedging ineffectiveness	(49)	(33)	(81)
	5	28	(20)

Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

Hedged cash flows

The following table shows when the hedged cash flows are expected to affect the income statement for designated cash flow hedges.

	Up to 1	1 to 2	2 to 3	3 to 4	4 to 5	Over 5
	year	years	years	years	years	years	Total
2017	£m	£m	£m	£m	£m	£m	£m
Forecast receivable cash flows	275	280	262	197	160	668	1,842
Forecast payable cash flows	(3,486)	(5,288)	(3,912)	(3,572)	(2,224)	(7,364)	(25,846)

2016
Forecast receivable cash flows	240	220	217	202	146	668	1,693
Forecast payable cash flows	(4,059)	(3,392)	(3,681)	(2,998)	(2,274)	(5,611)	(22,015)

There were no transactions for which cash flow hedge accounting had to be ceased during the years ended 31 December 2017 and 2016 as a result of the cash flows no longer being expected to occur. In 2015, there was one cash flow hedge of equity price risk for which hedge accounting ceased as a result of the cash flows no longer being expected to occur.

During the year, gains and losses transferred from the cash flow hedging reserve to net interest income were a net gain of £183m (2016: £167m, 2015: £157m) and to net trading and other income were a net loss of £89m (2016: gain of £3,909m, 2015: loss of £462m).

Santander UK Group Holdings plc	199

Annual Report 2017 on Form 20-F | Financial statements

13. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	2017	2016
	£m	£m
Loans and advances to customers:
Loans to housing associations	1,034	1,215
Other loans	515	516
	1,549	1,731
Debt securities	547	409
	2,096	2,140

Loans and advances to customers represent loans to housing associations secured on residential property and other loans.

–	Loans to housing associations secured on residential property which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management
–	Other loans representing a portfolio of roll-up mortgages and associated receivables, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss.

The net gain during the year attributable to changes in credit risk for loans and advances designated at fair value was £49m (2016: £40m, 2015: £39m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2017 was £120m (2016: £169m).

14. LOANS AND ADVANCES TO BANKS

	2017	2016
	£m	£m
Securities purchased under resale agreements	2,464	1,462
Placements with other banks	3,466	2,890
	5,930	4,352

15. LOANS AND ADVANCES TO CUSTOMERS

	2017	2016
	£m	£m
Loans secured on residential properties	155,355	154,727
Corporate loans	31,006	31,978
Finance leases	6,710	6,730
Secured advances	–	10
Other unsecured loans	6,230	6,165
Amounts due from fellow Banco Santander subsidiaries and joint ventures	1,199	1,112
Loans and advances to customers	200,500	200,722
Impairment loss allowances	(940)	(921)
Residual value and voluntary termination provisions(1)	(78)	(68)
Net loans and advances to customers	199,482	199,733

(1)	In the first half of 2017, we reclassified our provisions for residual value and voluntary termination from the consumer finance impairment loss allowance. In order to facilitate comparison with the current period, prior year comparatives were amended.

200	Santander UK Group Holdings plc

> Notes to the financial statements

Movement in impairment loss allowances:

	Loans secured			Other
	on residential	Corporate	Finance	unsecured
	properties	loans	leases	loans	Total
	£m	£m	£m	£m	£m
At 1 January 2017	279	382	45	215	921
(Release)/charge to the income statement	(37)	172	20	102	257
Write-offs and other items(1)	(17)	(64)	(19)	(138)	(238)
At 31 December 2017	225	490	46	179	940
Of which:
– Observed	105	433	12	59	609
– Incurred but not yet observed	120	57	34	120	331
	225	490	46	179	940

Recoveries, net of collection costs	3	1	6	44	54

At 1 January 2016	424	395	20	269	1,108
(Release)/charge to the income statement	(116)	59	47	142	132
Write-offs and other items(1)	(29)	(72)	(22)	(196)	(319)
At 31 December 2016	279	382	45	215	921
Of which:
– Observed	130	287	13	73	503
– Incurred but not yet observed	149	95	32	142	418
	279	382	45	215	921

Recoveries, net of collection costs	4	3	2	56	65

(1)	Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Impairment of financial assets’ in Note 1. Mortgage write-offs including this effect were £22m (2016: £33m, 2015: £40m).

Finance lease and hire purchase contract receivables may be analysed as follows:

			2017			2016
		Unearned			Unearned
	Gross	finance	Net	Gross	finance	Net
	investment	income	investment	investment	income	investment
	£m	£m	£m	£m	£m	£m
Not later than one year	3,633	(177)	3,456	3,047	(183)	2,864
Later than one year and not later than five years	3,316	(226)	3,090	3,906	(236)	3,670
Later than five years	214	(50)	164	264	(68)	196
	7,163	(453)	6,710	7,217	(487)	6,730

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets to its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £886m (2016: £748m) of unguaranteed residual value at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of £5m (2016: £4m, 2015: £4m) was earned during the year, which was classified in ‘Interest and similar income’.

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

Santander UK Group Holdings plc	201

Annual Report 2017 on Form 20-F | Financial statements

16. SECURITISATIONS AND COVERED BONDS

The Santander UK group uses structured entities to securitise some of the mortgage and other loans to customers that it originates. The Santander UK group also issues covered bonds, which are guaranteed by a pool of the Santander UK group’s mortgage loans that it has transferred into Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, but also to be used as collateral for raising funds via third party bilateral secured funding transactions or for creating collateral which could in the future be used for liquidity purposes. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium-term funding; this has allowed the Santander UK group to further diversify its medium-term funding investor base. The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December 2017 and 2016 are listed below. The related notes in issue are set out in Note 25.

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

a) Securitisations

The gross assets securitised at 31 December 2017 and 2016 under the structures described below were:

	2017	2016
	£m	£m
Master trust structures:
– Holmes	4,299	5,560
– Fosse	5,732	7,182
– Langton	3,893	5,211
	13,924	17,953
Other securitisation structures:
– Motor	1,318	1,117
– Auto ABS UK Loans	1,498	1,260
	2,816	2,377
Total gross assets securitised	16,740	20,330

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

Holmes

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2017 and 2016 were:

				2017			2016
				Issued to			Issued to
				Santander			Santander
		Gross assets	Notes in	UK plc as	Gross assets	Notes in	UK plc as
	Closing date	securitised	issue	collateral	securitised	issue	collateral
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m
Holmes Master Issuer plc – 2010/1	12 November 2010	–	–	–	318	383	–
Holmes Master Issuer plc – 2011/3	21 September 2011	534	561	–	512	618	–
Holmes Master Issuer plc – 2012/1	24 January 2012	–	–	–	98	118	–
Holmes Master Issuer plc – 2012/2	17 April 2012	–	–	–	585	706	–
Holmes Master Issuer plc – 2012/3	7 June 2012	–	–	–	426	514	–
Holmes Master Issuer plc – 2013/1	30 May 2013	–	–	–	28	–	34
Holmes Master Issuer plc – 2016/1	26 May 2016	694	340	389	1,017	644	584
Holmes Master Issuer plc – 2017/1	16 October 2017	474	499	–	–	–	–
Beneficial interest in mortgages held by Holmes Trustees Ltd		2,597	–	–	2,576	–	–
		4,299	1,400	389	5,560	2,983	618
Less: Held by the Santander UK group			–			–
Total securitisations (See Note 25)			1,400			2,983

202	Santander UK Group Holdings plc

> Notes to the financial statements

Using a master trust structure, Santander UK plc has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Santander UK plc and Holmes Funding Limited. Proceeds from notes issued to third party investors or the Santander UK group by structured entities under the Holmes master trust structure have been loaned to Holmes Funding Limited, which in turn used the funds to purchase its referred beneficial interests in the portfolio of assets held by Holmes Trustees Limited. The minimum value of assets required to be held by Holmes Trustees Limited is a function of the notes in issue under the Holmes master trust structure and Santander UK plc’s required minimum share. The Holmes securitisation companies have placed cash deposits totalling £nil (2016: £231m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Limited in the trust assets is therefore reduced by this amount.

Holmes Funding Limited has a beneficial interest of £1.7bn (2016: £3.0bn) in the residential mortgage loans held by Holmes Trustees Limited, the remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc.

In 2017, £0.5bn (2016: £1.2bn) of mortgage-backed notes were issued from Holmes Master Issuer plc. Mortgage-backed securities totalling £2.0bn (2016: £3.7bn) equivalent were redeemed during the year.

Fosse

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2017 and 2016 were:

				2017			2016
				Issued to			Issued to
				Santander			Santander
		Gross assets	Notes in	UK plc as	Gross assets	Notes in	UK plc as
	Closing date	securitised	issue	collateral	securitised	issue	collateral
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m
Fosse Master Issuer plc – 2010/1	12 March 2010	–	–	–	446	535	–
Fosse Master Issuer plc – 2011/2	6 December 2011	176	191	34	204	211	34
Fosse Master Issuer plc – 2012/1	22 May 2012	–	–	–	700	738	105
Fosse Master Issuer plc – 2014/1	19 June 2014	–	–	–	366	441	–
Fosse Master Issuer plc – 2015/1	24 March 2015	333	425	–	559	673	–
Beneficial interest in mortgages held by Fosse Master Trust Ltd		5,223	–	–	4,907	–	–
		5,732	616	34	7,182	2,598	139
Less: Held by the Santander UK group			–			–
Total securitisations (See Note 25)			616			2,598

The Fosse Master Trust securitisation structure was established in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No.1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee (UK) Limited. Both Fosse Funding (No.1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Fosse Trustee (UK) Limited. The minimum value of assets required to be held by Fosse Trustee Limited is a function of the notes in issue under the Fosse master trust structure and Santander UK plc’s required minimum share.

Fosse Master Issuer plc has cash deposits totalling £24m (2016: £260m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Limited’s beneficial interest in the assets held by Fosse Trustee (UK) Limited is therefore reduced by this amount.

In 2017 and 2016 there were no mortgage-backed notes issued from Fosse Master Issuer plc. Mortgage-backed notes totalling £1.9bn (2016: £2.9bn) equivalent were redeemed during the year.

Langton

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2017 and 2016 were:

				2017			2016
				Issued to			Issued to
				Santander			Santander
		Gross assets	Notes in	UK plc as	Gross assets	Notes in	UK plc as
	Closing date	securitised	issue	collateral	securitised	issue	collateral
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m
Langton Securities (2010-1) plc (1)	1 October 2010	986	–	984	987	–	984
Langton Securities (2008-1) plc (2)	23 March 2011	1,373	–	1,371	1,376	–	1,372
Beneficial interest in mortgages held by Langton Master Trust Ltd		1,534	–	–	2,848	–	–
		3,893	–	2,355	5,211	–	2,356

The Langton Master Trust securitisation structure was established in 2008. Notes were issued by the Langton Securities entities to Santander UK plc for the purpose of creating collateral to be used for funding and liquidity. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee (UK) Limited. Both Langton Funding (No.1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Langton Mortgages Trustee (UK) Limited. The minimum value of assets required to be held by Langton Mortgages Trustee Limited (UK) is a function of the notes in issue under the Langton master trust structure and Santander UK plc’s required minimum share.

In 2017 and 2016, there were no issuances from any of the Langton issuing companies. Mortgage-backed notes totalling £nil (2016: £3.4bn) equivalent were redeemed during the year.

Santander UK Group Holdings plc	203

Annual Report 2017 on Form 20-F | Financial statements

ii) Other securitisation structures

The Santander UK group issues notes through pass-through stand-alone vehicles for the securitisation of receivables derived from credit agreements with retail customers for the purchase of financed vehicles.

Motor

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2017 and 2016 were:

				2017			2016
				Issued to			Issued to
				Santander			Santander
				Consumer			Consumer
		Gross assets	Notes in	(UK) plc	Gross assets	Notes in	(UK) plc
	Closing date	securitised	issue	as collateral	securitised	issue	as collateral
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m
Motor 2014-1 plc	16 April 2014	–	–	–	125	–	136
Motor 2015-1 plc	2 March 2015	164	38	136	436	352	136
Motor 2016-1 plc	15 December 2016	578	300	300	556	298	300
Motor 2017-1 plc	20 September 2017	576	514	78	–	–	–
		1,318	852	514	1,117	650	572
Less: Held by the Santander UK group			–			–
Total securitisations (See Note 25)			852			650

In 2017 there were issuances of £0.5bn (2016: £0.6bn) of asset-backed notes from the Motor securitisation structures. Asset-backed notes totalling £0.3bn (2016: £0.5bn) equivalent were redeemed during the year. In 2016 Motor 2016-1M Limited borrowed £0.2bn through an asset-backed senior loan facility under the Motor securitisation arrangement. This was repaid in full in August 2017.

Auto ABS UK Loans

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2017 and 2016 were:

				2017			2016
				Issued to PSA			Issued to PSA
				Finance UK			Finance UK
		Gross assets	Notes in	Limited	Gross assets	Notes in	Limited
	Closing date	securitised	issue	as collateral	securitised	issue	as collateral
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m
Auto ABS UK Loans plc	30 April 2017	1,111	925	221	1,260	1,275	113
Auto ABS UK Loans 2017 plc	15 November 2017	387	315	85	–	–	–
		1,498	1,240	306	1,260	1,275	113
Less: Held by the Santander UK group			–			–
Total securitisations (See Note 25)			1,240			1,275

In 2017, asset-backed notes totalling £0.5bn (2016: £0.5bn) were issued from Auto ABS UK Loans plc and £0.4bn (2016: £nil) were issued by Auto ABS UK loans 2017 plc. Asset-backed notes totalling £0.7bn (2016: £0.4bn) were redeemed during the year by Auto ABS UK Loans plc.

b) Covered bonds

Santander UK plc (the Issuer) also issues covered bonds, which are a direct, unsecured and unconditional obligation of the Issuer. The covered bonds benefit from a guarantee from Abbey Covered Bonds LLP. The Issuer makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from Santander UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by the Issuer.

Outstanding balances of loans and advances assigned to the covered bond programme at 31 December 2017 and 2016 were:

		2017		2016
	Gross assets	Notes in	Gross assets	Notes in
	assigned	issue	assigned	issue
	£m	£m	£m	£m
Euro 35bn Global Covered Bond Programme	19,772	16,866	20,263	17,941
Less: Held by the Santander UK group		(1,067)		(1,313)
Total covered bonds (See Note 25)		15,799		16,628

In 2017, there were issuances of £2.3bn (2016: £2.2bn) from the covered bond programme. Covered bonds totalling £3.3bn (2016: £0.8bn) equivalent were redeemed during the year.

204	Santander UK Group Holdings plc

> Notes to the financial statements

17. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

–	Full derecognition occurs when the Santander UK group transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks
–	Partial derecognition occurs when the Santander UK group sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of the Santander UK group’s continuing involvement. There are no assets subject to partial derecognition.

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

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	2017	2017	2016	2016
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	10,808	(7,734)	5,600	(3,831)
Securities lending agreements	302	(235)	244	(117)
Securitisations (See Notes 16 and 25)	12,847	(4,108)	15,066	(7,434)
	23,957	(12,077)	20,910	(11,382)

18. FINANCIAL INVESTMENTS

	2017	2016
	£m	£m
Loans and receivables securities	2,180	257
Debt securities:
– Available-for-sale	8,772	10,449
– Held-to-maturity	6,578	6,648
Available-for-sale equity securities	81	112
	17,611	17,466

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

Santander UK Group Holdings plc	205

Annual Report 2017 on Form 20-F | Financial statements

19. INTERESTS IN OTHER ENTITIES

	2017	2016
	£m	£m
Joint ventures	73	61
	73	61

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

a) Interests in subsidiaries

The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Santander UK plc has branches in the Isle of Man and Jersey. Abbey National Treasury Services plc has a branch office in the US.

On 1 January 2018, Santander UK plc acquired 100% of the share capital of Santander UK Operations Ltd (formerly Geoban UK Ltd, a subsidiary of Geoban SA) and Santander UK Technology Ltd (formerly Isban UK Ltd, a subsidiary of Ingenieria De Software Bancario SL) for an aggregate cash consideration of £55m. Immediately prior to this, the UK branch of Produban Servicios Informaticos Generales SL was acquired by Santander UK Technology Ltd for a cash consideration of £17m. These acquisitions will enable the Santander UK group to be more customer-centric by having greater business alignment and end-to-end control of IT and operations. In each case, the cash consideration is subject to the finalisation of the book values of the businesses transferred.

Subsidiaries with significant non-controlling interests

The only subsidiary with significant non-controlling interests is PSA Finance UK Limited, which operates in the UK. In 2017 and 2016, the proportion of ownership interests and voting rights held by non-controlling interests was 50%.

	2017	2016
	£m	£m
Profit attributable to non-controlling interests	21	27
Accumulated non-controlling interests of the subsidiary	152	150
Dividends paid to non-controlling interests	19	12
Summarised financial information:
– Total assets	3,215	3,450
– Total liabilities	2,909	3,417
– Profit for the year	43	55
– Total comprehensive income for the year	43	55

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

i) Guaranteed Investment Products 1 PCC Limited (GIP)

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

ii) Santander UK Foundation Limited

Santander UK Foundation Limited supports disadvantaged people throughout the UK through the charitable priorities of education and financial capability. The entity was set up by Santander UK and all its revenue arises through donations from Santander UK, and its third party assets are minimal, comprising of available-for-sale assets of £16m (2016: £15m). This entity has been consolidated as Santander UK directs its activities.

b) Interests in joint ventures

Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In the year ended 31 December 2017, Santander UK’s share in the profit after tax of its joint ventures was £12m (2016: £13m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2017, the carrying amount of Santander UK’s interest was £73m (2016: £61m). At 31 December 2017 and 2016, the joint ventures had no commitments and contingent liabilities.

206	Santander UK Group Holdings plc

> Notes to the financial statements

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

i) Santander (UK) Common Investment Fund

In 2008, a common investment fund was established to hold the assets of the Santander UK Group Pension Scheme. The Santander (UK) Common Investment Fund is not consolidated by Santander UK, but its assets of £11,626m (2016: £11,125m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. See Note 28 for further information about the entity. As this entity holds the assets of the pension scheme it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is equal to the sum of the carrying amount of the assets held.

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

iii) Credit Protection entities

Santander UK has established two credit protection vehicles, Grafton CLO 2016-1 Designated Activity Company (Grafton) and Red 1 Finance CLO 2017-1 Designated Activity Company (Red 1), private limited companies incorporated in Ireland. Grafton and Red 1 have issued £100m and £87m Credit Linked Notes respectively to third party investors which reference portfolios of Santander UK group loans. Concurrently these vehicles sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to the Santander UK group upon the occurrence of a credit event in relation to any of the referenced loans. The entities are not consolidated by Santander UK because the third party investors have the exposure, or rights to, to the variability of returns from the performance of the entity. No assets are transferred to, or income received from, these vehicles. The maximum exposure to loss is equal to any unamortised fees paid to the credit protection entities in connection with the credit protection outlined above.

Structured entities not sponsored by the Santander UK group

Santander UK also has interests in structured entities which it does not sponsor or control. These largely relate to the legacy treasury asset portfolio and consist of holdings of mortgage and other asset-backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. These securities comprise the loans and receivables securities included in Note 18. Management has concluded that the Santander UK group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

20. INTANGIBLE ASSETS

a) Goodwill

	Cost £m	Accumulated impairment £m	Net book value £m
At 31 December 2016(1), 1 January 2017(1) and 31 December 2017	1,285	(82)	1,203

(1)	Comparative periods restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1.

Impairment of goodwill

During 2017 and 2016, no impairment of goodwill was recognised. Impairment testing in respect of goodwill allocated to each cash-generating unit (CGU) is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the CGUs are based on customer groups within the relevant business divisions.

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

Santander UK Group Holdings plc	207

Annual Report 2017 on Form 20-F | Financial statements

The following CGUs (all within Retail Banking) include in their carrying values goodwill that comprises the goodwill reported by Santander UK. The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives. The calculations have been based on value in use using cash flows based on the five-year plan.

	Goodwill		Discount rate		Growth rate(2)
CGU	2017 £m	2016(1) £m	2017%	2016%	2017%	2016%
Personal financial services	1,169	1,169	10.8	11.4	1	2
Private banking	30	30	10.8	11.4	1	1
Other	4	4	10.8	11.4	1	2
	1,203	1,203

(1)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1.
(2)	Average growth rate based on the five-year plan for the first five years and a growth rate of 1.5% (2016: 2.0%) applied thereafter.

In 2017, the discount rate decreased by 0.6 percentage points to 10.8% (2016: 11.4%). The decrease reflected changes in current market and economic conditions. In 2017, the change in growth rates reflected Santander UK’s updated strategic priorities in the context of forecast economic conditions.

b) Other intangibles

	Cost £m	Accumulated amortisation/ impairment £m	Net book value £m
At 1 January 2017	760	(278)	482
Additions	205	–	205
Disposals	(3)	3	–
Charge	–	(116)	(116)
Impairment	–	(32)	(32)
At 31 December 2017	962	(423)	539

At 1 January 2016	601	(204)	397
Additions	213	–	213
Disposals	(54)	47	(7)
Charge	–	(76)	(76)
Impairment	–	(45)	(45)
At 31 December 2016	760	(278)	482

Other intangible assets consist of computer software. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

In 2017, intangible asset impairments primarily related to capitalised software costs for a credit risk management system, part of which was no longer in use. In 2016, intangible asset impairments primarily related to a multi-entity banking platform developed for our non-ring-fenced bank under the original ring-fencing structure.

21. DEPOSITS BY BANKS

	2017 £m	2016 £m
Items in the course of transmission	303	308
Securities sold under repurchase agreements	1,076	2,384
Deposits held as collateral	1,760	778
Other deposits(1)	10,645	6,299
	13,784	9,769

(1)	Includes drawdown from the TFS of £8.5bn (2016: £4.5bn).

208	Santander UK Group Holdings plc

> Notes to the financial statements

22. DEPOSITS BY CUSTOMERS

	2017 £m	2016 £m
Current and demand accounts – interest-bearing	85,778	85,985
– non-interest-bearing	2	67
Savings accounts(1)	70,461	58,305
Time deposits	19,951	27,203
Securities sold under repurchase agreements	502	502
Amounts due to fellow Banco Santander subsidiaries	727	664
	177,421	172,726

(1)	Includes equity index-linked deposits of £1,301m (2016: £1,618m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,301m and £67m (2016: £1,618m and £129m) respectively.

23. TRADING LIABILITIES

	2017 £m	2016 £m
Securities sold under repurchase agreements	25,504	8,798
Short positions in securities and unsettled trades	3,694	2,801
Cash collateral	1,911	3,535
Short-term deposits	–	426
	31,109	15,560

24. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	2017 £m	2016 £m
US$10bn Euro Commercial Paper Programmes	387	454
US$30bn Euro Medium Term Note Programme	169	184
Structured Notes Programmes	932	1,137
Warrants programme	–	2
Eurobonds	147	137
Structured deposits	680	526
	2,315	2,440

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

As part of our ring-fencing plans, with effect from 1 November 2017, all outstanding structured notes and warrants issued by Abbey National Treasury Services plc under the Structured Notes Programmes and the Warrants Programme were novated to Santander UK plc. All rights, obligations and liabilities of Abbey National Treasury Services plc under these structured notes and warrants have been taken over and assumed by Santander UK plc and all future structured notes will be issued by Santander UK plc. In addition, during 2017 Santander UK plc established separate commercial paper and certificate of deposit programmes, with similar terms to the existing Abbey National Treasury Services plc programmes. For more information on our ring-fencing plans, see Note 39.

Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £29m (2016: £6m gain, 2015: £23m gain). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2017 was £7m (2016: £22m gain). Of the change in carrying value during the year ended 31 December 2017, cash and non-cash changes amounted to £(263)m and £138m respectively. Non-cash changes consist of £(46)m of unrealised foreign exchange differences, £37m for changes in fair value and £147m of other changes predominantly accrued interest.

At 31 December 2017, the amount that would be required to be contractually paid at maturity of the securities above was £4m lower (2016: £35m) than the carrying value.

Santander UK Group Holdings plc	209

Annual Report 2017 on Form 20-F | Financial statements

25. DEBT SECURITIES IN ISSUE

	2017 £m	2016 £m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	8,816	10,818
– Euro 30bn Euro Medium Term Note Programme	2,177	1,635
– US SEC-registered – Santander UK Group Holdings plc	4,050	2,811
– US SEC-registered – Santander UK plc	6,280	7,499
– US$20bn Commercial Paper Programmes	2,906	2,678
	24,229	25,441
Euro 35bn Global Covered Bond Programme (See Note 16)	15,799	16,628
Certificates of deposit	4,681	5,217
Credit Linked Notes	43	–
Securitisation programmes (See Note 16)	4,108	7,506
	48,860	54,792

The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered debt shelf in the name of Santander UK Group Holdings plc has been downstreamed to our operating company Santander UK plc.

As part of our ring-fencing plans, during 2017 Santander UK plc established separate commercial paper and certificate of deposit programmes, with similar terms to the existing Abbey National Treasury Services plc programmes. For more information on our ring-fencing plans, see Note 39.

The credit linked note was issued by PSA Finance UK Limited and references a pool of auto loans and leases originated by PSA Finance UK Limited that, in return for a fee, provides credit protection on the first 7.6% of losses in the reference portfolio.

Of the change in carrying value in 2017, cash and non-cash changes amounted to £(4,584)m and £(1,348)m respectively. Non-cash changes comprised £(1,253)m of unrealised foreign exchange differences and £(95)m of other changes, mainly accrued interest.

26. SUBORDINATED LIABILITIES

	2017 £m	2016 £m
£325m Sterling Preference Shares	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	2	2
Undated subordinated liabilities	584	768
Dated subordinated liabilities	2,863	3,189
	3,793	4,303

The above securities will, in the event of the winding up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the preference shares and preferred securities ranks equally with that of the £300m fixed/floating rate non-cumulative callable preference shares and £300m Step-up Callable Perpetual Reserve Capital Instruments classified as non-controlling interests, as described in Note 32.

During 2017 and 2016, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

During 2017, Santander UK exercised its option to call the £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities. These were fully redeemed on 9 February 2018.

Of the change in carrying value during the year ended 31 December 2017, cash and non-cash changes amounted to £(52)m and £(458)m respectively. Non-cash changes included £(235)m in respect of unrealised foreign exchange differences and £(223)m of other changes.

210	Santander UK Group Holdings plc

> Notes to the financial statements

Undated subordinated liabilities

	Call date	2017 £m	2016 £m
10.0625% Exchangeable subordinated capital securities	Any interest payment date	205	205
7.375% 20 Year Step-up perpetual callable subordinated notes	2020	17	198
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	362	365
		584	768

In common with other debt securities issued by Santander UK group companies, the undated subordinated liabilities are redeemable in whole at the option of Santander UK plc, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

During 2017, Santander UK plc exercised its option to call, and redeemed, 91% of the 7.375% 20 Year Step-up perpetual callable subordinated notes.

Dated subordinated liabilities

	Maturity	2017 £m	2016 £m
11.50% Subordinated guaranteed bond	2017	–	58
10.125% Subordinated guaranteed bond	2023	78	84
9.625% Subordinated notes	2023	129	134
5% Subordinated notes (US$1,500m)	2023	1,103	1,208
4.75% Subordinated notes (US$1,000m)	2025	745	816
7.95% Subordinated notes (US$1,000m)	2029	275	307
6.50% Subordinated notes	2030	40	40
8.963% Subordinated notes (US$1,000m)	2030	113	126
5.875% Subordinated notes	2031	9	10
5.625% Subordinated notes (US$500m)	2045	371	406
		2,863	3,189

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

During 2017, Santander UK plc exercised its option to call the 10.125% Subordinated guaranteed bond. These were fully redeemed on 4 January 2018.

Santander UK Group Holdings plc	211

Annual Report 2017 on Form 20-F | Financial statements

27. PROVISIONS

	Conduct remediation
	PPI £m	Wealth and Investment £m	Other products £m	Regulatory- related £m	Vacant property £m	Other £m	Total £m
At 1 January 2017	457	22	14	96	47	64	700
Additional provisions	109	–	35	93	4	144	385
Utilisation	(210)	(29)	(5)	(132)	(12)	(149)	(537)
Transfers	–	10	–	–	–	–	10
At 31 December 2017	356	3	44	57	39	59	558
To be settled:
– Within 12 months	167	3	35	57	23	59	344
– In more than 12 months	189	–	9	–	16	–	214
	356	3	44	57	39	59	558

At 1 January 2016	465	146	26	93	68	72	870
Additional provisions	144	–	2	141	(6)	116	397
Utilisation	(152)	(124)	(14)	(138)	(15)	(124)	(567)
At 31 December 2016	457	22	14	96	47	64	700
To be settled:
– Within 12 months	294	22	4	96	25	59	500
– In more than 12 months	163	–	10	–	22	5	200
	457	22	14	96	47	64	700

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

In November 2015, the FCA issued a Consultation Paper 15/39 (Rules and guidance on payment protection insurance complaints) which introduced the concept of unfair commission in relation to Plevin for customer redress plus a deadline by which customers would need to make their PPI complaints. On 2 August 2016, the FCA issued Consultation Paper 16/20 (Rules and Guidance on payment protection insurance complaints: Feedback on CP 15/39 and further consultation). The paper outlined the FCA’s proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and also recommended a two-year deadline period starting in June 2017, which was later than proposed in CP 15/39. The paper also included proposals in relation to how redress for Plevin-related claims should be calculated including consideration of how profit share arrangements should be reflected in commission levels. The final rules released on 2 March 2017 in Policy Statement 17/3 (Payment Protection Insurance Complaints: Feedback on CP16/20 and final rules and guidance) confirmed that the two-year deadline period would start in August 2017. There was also a requirement to proactively mail previously rejected complainants in scope of s140A of the Consumer Credit Act to explain they are eligible to complain again in light of Plevin. Lastly there are some clarifications to the profit share percentage calculations. These changes may impact on the future amounts expected to be paid.

A provision for conduct remediation has been recognised in respect of the mis-selling of PPI policies. The provision is calculated based on a number of key assumptions which involve significant management judgement. These are:

–	Claim volumes – the estimated number of customer complaints received
–	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favour of the customer
–	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

–	Analysis completed of the causes of complaints, uphold rates, industry factors, FCA activity/guidance and how these are likely to vary in the future;
–	Actual claims activity registered to date
–	The level of redress paid to customers, together with a forecast of how this is likely to change over time
–	The impact on complaints levels of proactive customer contact
–	The effect media coverage and time bar are expected to have on the complaints inflows
–	Commission and profit share earned from Insurance providers over the lifetime of the products
–	In relation to a specific PPI portfolio of complaints, an analysis of the relevant facts and circumstances including legal and regulatory responsibilities.

The key assumptions are kept under review, and are regularly reassessed and validated against actual customer data. The provision represents management’s best estimate of Santander UK’s future liability in respect of mis-selling of PPI policies.

The most critical factor in determining the level of provision is the volume of claims. The uphold rate is informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received until August 2019.

212	Santander UK Group Holdings plc

> Notes to the financial statements

The table below sets out the key drivers of the provision balance and forecast assumptions used in calculating the provision, as well as the sensitivity of the provision to changes in the assumptions. It reflects a blended view across all our retail products and portfolios and includes redress for Plevin-related claims.

	Cumulative to 31 December 2017	Future expected (unaudited)	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	1,623	660	25 = £9m
Outbound contact (‘000)	487	127	25 = £5m
Response rate to outbound contact	54%	100%	1% = £0.3m
Average uphold rate per claim(2)	47%	68%	1% = £2.6m
Average redress per claim(3)	£1,378	£564	£100 = £50m

(1)	Includes all claims received regardless of whether we expect to make a payment; i.e. regardless of the likelihood of the Santander UK group incurring a liability. Excludes claims where the complainant has not held a PPI policy.
(2)	Claims include inbound and responses to outbound contact.
(3)	The average redress per claim reduced from the cumulative average value at 31 December 2017 of £1,378m to a future average value of £564 due to the inclusion of Plevin cases in the provision, as well as a shift in the complaint mix to a greater proportion of storecards, which typically held lower average balances.

2017 compared to 2016

The remaining provision for PPI redress and related costs amounted to £356m. The total charge for the year was £109m (2016: £144m) and was driven by an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline relating to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience. In 2016, a provision of £114m was made when we applied the principles published in the August 2016 FCA papers, and a further £32m was made in relation to a past business review.

Monthly utilisation increased from the 2016 average following the confirmation of a deadline for customer complaints, broadly in line with our assumptions. We continue to monitor our provision levels in respect of recent claims experience.

2016 compared to 2015

We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a portfolio under a past business review. With the FCA consultation that was expected to close in the first quarter of 2017, we assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions. We continued to review our provision levels in respect of recent claims experience and noted that once the final FCA guidance was published it was possible further PPI-related provision adjustments would be required in future years.

Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions.

(ii) Wealth and investment

During 2012, the FCA (then known as the FSA) undertook an industry-wide thematic review of the sale of investment products, and subsequently sales of premium investment funds. The FCA’s review included Santander UK, and identified shortcomings in the collection of customer information and risk profile alignment and concerns about product suitability, fees and charges. As a result, Santander UK initiated customer contact exercises to provide appropriate redress to customers who had suffered detriment.

A provision has been recognised in respect of the above sales for redress payments and related costs. The provision is calculated based on a number of factors and assumptions including:

–	Customer communications – the results of contact with affected customers
–	Acceptance of offers made – acceptances by affected customers and additional losses claimed from some customers
–	Average redress paid – the estimated payment to customers, including compensation for any direct loss plus interest.

At 31 December 2017, the provision was £3m (2016: £22m), reflecting the remediation exercise being close to completion.

(iii) Other products

A provision for conduct remediation has also been recognised in respect of sales of other products. The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs. A number of uncertainties remain as to the eventual costs with respect to conduct remediation in respect of these products given the inherent difficulties in determining the number of customers involved and the amount of any redress to be provided to them.

Provisions for other liabilities and charges of £35m in the second quarter of 2017 relate to the sale of interest rate derivatives, following an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

Santander UK Group Holdings plc	213

Annual Report 2017 on Form 20-F | Financial statements

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

Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The interest on the borrowings with HM Treasury is now assessed at the higher of 12 month LIBOR plus 111 basis points and the relevant rate published by the Debt Management Office.

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

Dunfermline Building Society was the first deposit taker to be resolved under the Special Resolution Regime which came into force under the Banking Act 2009. Recoveries were paid to HM Treasury and the FSCS has an obligation to contribute to the costs of the resolution, subject to a statutory cap. The Santander UK group’s contributions in 2015 included payments for this resolution.

On 31 March 2017 UK Asset Resolution announced the sale by Bradford & Bingley of certain mortgage assets. On 25 April 2017, as a result of that transaction, the amount that FSCS owes to HM Treasury reduced to £4.7bn, from the previous £15.7bn. The interest payable on the loan, and the Santander UK group’s share of that interest, fell accordingly. The Santander UK group purchased £1.5bn of the securities issued by UK Asset Resolution.

For the year ended 31 December 2017, the Santander UK group charged £1m (2016: £34m, 2015: £76m) to the income statement in respect of the costs of the FSCS. The charge includes the effect of adjustments to provisions made in prior years as a result of more accurate information now being available, and is net of a refund of £12m in respect of recoveries made by the FSCS from Icelandic banks.

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

In addition to changes in UK corporation tax rates, Finance (No.2) Act 2015 reduced the UK Bank Levy rate from 0.21% via subsequent annual reductions to 0.10% from 1 January 2021. As a result, a rate of 0.17% applies for 2017 (2016: 0.18%). Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The UK Bank Levy is not charged on the first £20bn of chargeable equity and liabilities.

The cost of the UK Bank Levy for 2017 was £92m (2016: £107m, 2015: £101m). The Santander UK group paid £109m in 2017 (2016: £101m) and provided for a liability of £44m at 31 December 2017 (2016: £60m).

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

d) Other

Other provisions principally comprise amounts in respect of operational loss and operational risk provisions, restructuring charges and litigation and related expenses.

214	Santander UK Group Holdings plc

> Notes to the financial statements

28. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	2017 £m	2016 £m
Assets/(liabilities)
Funded defined benefit pension scheme – surplus	449	398
Funded defined benefit pension scheme – deficit	(245)	(223)
Unfunded defined benefit pension scheme	(41)	(39)
Total net assets	163	136

Remeasurement (gains)/losses recognised in other comprehensive income during the year were as follows:

	2017 £m	2016 £m	2015 £m
Pension remeasurement	103	528	(319)

a) Defined contribution pension plans

The Santander UK group operates a number of defined contribution pension plans. The assets of the defined contribution pension plans are held and administered separately from those of the Santander UK group. In December 2017 the group ceased to contribute to the Santander Retirement Plan, an occupational defined contribution plan, and future contributions are paid into a defined contribution Master Trust, LifeSight. This Master Trust is the plan into which eligible employees are enrolled automatically. The assets of the Santander Retirement Plan and the Master Trust are held in separate trustee-administered funds.

An expense of £54m (2016: £52m, 2015: £50m) was recognised for defined contribution plans in the year, and is included in staff costs classified within operating expenses (see Note 6). None of this amount was recognised in respect of key management personnel for the years ended 31 December 2017, 2016 and 2015.

b) Defined benefit pension schemes

The Santander UK group operates a number of defined benefit pension schemes. The main pension scheme is the Santander (UK) Group Pension Scheme (“the Scheme”). It comprises seven legally segregated sections under the terms of a merger of former schemes operated by Santander UK plc agreed in 2012. The Scheme covers 17% (2016: 18%) of the Santander UK group’s employees, and is a closed funded defined benefit scheme. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.

The corporate trustee of the Santander (UK) Group Pension Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme. The Trustee board comprises seven Directors selected by Santander UK plc, plus seven member-nominated Directors selected from eligible members who apply for the role.

Formal actuarial valuations of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally-qualified actuaries and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation for the Santander (UK) Group Pension Scheme at 31 March 2016 was finalised in March 2017. The next triennial funding valuation will be as at 31 March 2019.

The assets of the funded schemes including the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the sections of the Scheme remains under regular review. Investment decisions are delegated by the Trustee to a common investment fund, managed by Santander (CF Trustee) Limited, a private limited company owned by five Trustee directors, three appointed by Santander UK plc and two by the Trustee. The Santander (CF Trustee) Limited directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander (UK) Group Pension Scheme. Ultimate responsibility for investment strategy rests with the Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles.

Santander UK Group Holdings plc	215

Annual Report 2017 on Form 20-F | Financial statements

The Trustee has developed the following investment principles:

–	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the Scheme provides, as set out in the trust deed and rules
–	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation
–	To invest in a manner appropriate to the nature and duration of the expected future retirement benefit payments
–	To minimise the long-term cash costs of the Scheme to us by maximising the return on the assets whilst having regard to the objectives shown above.

The Santander UK group’s defined benefit pension schemes expose us to actuarial risks such as investment risk, interest rate risk, longevity risk, salary risk and inflation risk:

Investment risk	Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, it will reduce the surplus or increase the deficit. Volatility in asset values and the discount rate will lead to volatility in the net pension liability on the Santander UK group’s balance sheet and in other comprehensive income. To a lesser extent this will also lead to volatility in the pension expense in the Santander UK group’s income statement. The actual performance of assets will impact the amount the Santander UK group needs to contribute to the Scheme in the future.

Interest rate risk	The present value of the Scheme’s liability is calculated using a discount rate determined by reference to high quality corporate bond yields. A decrease in the bond yield will increase the present value of the Scheme’s liability; however this will be partially offset by an increase in the value of the Scheme’s debt investments.

Longevity risk	The present value of the Scheme’s liability is calculated by reference to the best estimate of the life expectancy of scheme participants both during and after their employment. An increase in life expectancy of the Scheme participants will increase the present value of the Scheme’s liability as benefits will be paid for longer.

Salary risk	The present value of the Scheme’s liability is calculated by reference to the future salaries of scheme participants. As such, an increase in the salary of the Scheme participants will increase the present value of the Scheme’s liability. This risk has been minimised by the introduction of a salary increase cap of 1% p.a. from 1 March 2015.

Inflation risk	An increase in inflation rate will increase the Scheme’s liability as benefits will increase more quickly, accompanied by an expected increase in the return on the Scheme’s investments.

The Santander UK group does not hold material insurance policies over the schemes, and has not entered into any significant transactions with the schemes.

The total amount charged to the Income Statement, including any amounts classified as redundancy costs was as follows:

	2017 £m	2016 £m	2015 £m
Net interest income	(5)	(18)	(4)
Current service cost	31	33	37
Past service cost	1	1	2
Administration costs	8	8	6
	35	24	41

The amounts recognised in other comprehensive income during the year were as follows:

	2017 £m	2016 £m	2015 £m
Return on plan assets (excluding amounts included in net interest expense)	(435)	(1,447)	164
Actuarial (gains)/losses arising from changes in demographic assumptions	(151)	30	(67)
Actuarial gains arising from experience adjustments	(11)	(80)	(202)
Actuarial losses/(gains) arising from changes in financial assumptions	700	2,025	(211)
Cumulative actuarial reserve acquired with subsidiary	–	–	(3)
Pension remeasurement	103	528	(319)

216	Santander UK Group Holdings plc

> Notes to the financial statements

Movements in the present value of defined benefit obligations during the year were as follows:

	2017 £m	2016 £m
At 1 January	(11,082)	(9,004)
Current service cost paid by Santander UK plc	(30)	(23)
Current service cost paid by other subsidiaries	(1)	(2)
Current service cost paid by fellow Banco Santander subsidiaries	(12)	(8)
Interest cost	(305)	(333)
Employer salary sacrifice contributions	(6)	(7)
Past service cost	(1)	(1)
Remeasurement:
– Actuarial movements arising from changes in demographic assumptions	151	(30)
– Actuarial movements arising from experience adjustments	11	80
– Actuarial movements arising from changes in financial assumptions	(700)	(2,025)
Benefits paid	392	271
At 31 December	(11,583)	(11,082)

Movements in the fair value of scheme assets during the year were as follows:

	2017 £m	2016 £m
At 1 January	11,218	9,450
Interest income	310	351
Contributions paid by employer and scheme members	171	236
Contributions paid by fellow Banco Santander subsidiaries	12	13
Administration costs paid	(8)	(8)
Return on plan assets (excluding amounts included in net interest expense)	435	1,447
Benefits paid	(392)	(271)
At 31 December	11,746	11,218

The following tables provide information on the composition and fair value of the plan assets by category at 31 December 2017 and 2016.

	Quoted prices in active markets		Prices not quoted in active markets		Total
2017	£m	%	£m	%	£m	%
UK equities	187	1	–	–	187	1
Overseas equities	2,204	19	706	6	2,910	25
Corporate bonds	1,665	14	209	2	1,874	16
Government fixed interest bonds	255	2	–	–	255	2
Government index-linked bonds	3,506	30	–	–	3,506	30
Property	–	–	1,547	13	1,547	13
Cash	–	–	206	2	206	2
Other	–	–	1,261	11	1,261	11
	7,817	66	3,929	34	11,746	100

2016
UK equities	148	1	–	–	148	1
Overseas equities	2,064	19	597	5	2,661	24
Corporate bonds	1,778	16	162	1	1,940	17
Government fixed interest bonds	226	2	–	–	226	2
Government index-linked bonds	3,294	29	–	–	3,294	29
Property	–	–	1,361	12	1,361	12
Cash	–	–	197	2	197	2
Other	–	–	1,391	13	1,391	13
	7,510	67	3,708	33	11,218	100

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

The actual gains on scheme assets for the Santander UK group were £746m (2016: £1,798m, 2015: £177m).

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2017 and 2016. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

The investment policy and performance of the Scheme is monitored regularly by Santander UK plc and the Santander (CF) Trustee to ensure that the risk and return profile of investments meets objectives. Any changes to the investment policy are agreed with the Trustee and documented in the Statement of Investment Policy for the Common Investment Fund.

Santander UK Group Holdings plc	217

Annual Report 2017 on Form 20-F | Financial statements

The strategic asset allocation target is an asset mix based on up to 20% quoted equities, at least 50% debt instruments (including gilts, index–linked gilts, and corporate bonds) and up to 30% property and alternatives. A strategy is in place to manage interest rate and inflation risk relating to the liabilities. At 31 December 2017, the Scheme held interest rate swaps with a gross notional value of £2,116m (2016: £1,945m) and inflation swaps with a gross notional value of £1,030m (2016: £1,030m) for the purposes of liability matching. In addition the Scheme entered into an equity collar in 2017 which had a notional value of £2bn at 31 December 2017.

Funding

In March 2017 in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and schedule of contributions following the finalisation of the 31 March 2016 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £163m in 2017 (2016: £199m) to the Scheme, of which £123m (2016: £101m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s remaining contributions to the Scheme comprises contributions of £119m each year from 1 April 2017 increasing by 5% to 31 March 2026 plus contributions of £28m per annum increasing at 5% from 1 April 2021 to 31 March 2023 followed by £66m per annum increasing at 5% per annum from 1 April 2023 to 31 March 2026. In addition the Santander UK group have agreed to pay further contingent contributions should investment performance be worse than expected, or should the funding position have fallen behind plan at the next formal actuarial valuation.

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were as follows:

	2017%	2016%	2015%
To determine benefit obligations:
– Discount rate for scheme liabilities	2.5	2.8	3.7
– General price inflation	3.2	3.1	3.0
– General salary increase	1.0	1.0	1.0
– Expected rate of pension increase	2.9	2.9	2.8

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.4	27.8	27.7
– Females	30.1	30.3	30.2

Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.9	30.0	29.9
– Females	31.7	32.2	32.2

The rate used to discount the retirement benefit obligation is based on the annual yield at the balance sheet date of high quality corporate bonds on that date, adjusted to match the terms of the Scheme liabilities.

There are only a limited number of higher quality Sterling denominated corporate bonds, particularly those that are longer dated. Therefore, in order to set a suitable discount rate, we need to construct a corporate bond yield curve. We consider a number of different data sources and methods of projecting forward the corporate bond curve. When considering the different models, we project forward the expected cash flows of the Scheme and adopt a single equivalent cash flow weighted discount rate, subject to management judgement.

Consistent with our discount rate methodology, we set the inflation assumption using the expected cash flows of the Scheme, fitting them to an inflation curve to give a weighted average inflation assumption. We then deduct an inflation risk premium. During the year the methodology for determining the inflation risk premium was changed. A cap was introduced to better reflect management’s view of inflation expectations.

As part of the triennial actuarial valuations an independent analysis of the Santander (UK) Group Pension Scheme’s actual mortality experience was carried out. During the year, and following the March 2016 actuarial valuation review, the Continuous Mortality Investigation Table “S2 Light” was adopted (updated from the S1 Light tables used previously). To reflect experience, and including a margin for prudence, for the funding basis, the adjustment adopted was a loading for the probability of death of 104% for male members and 82% for female members. The mortality assumption for accounting purposes was also updated to be in line with the best estimate assumptions and is now assumed to follow 108% for males and 86% for females of the standard “S2 Light” All Pensioners tables, based on the experience of Self–Administered Pension Schemes (SAPS) and projected in line with CMI 2016 improvements to the measurement date.

Allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Table CMI 2016 with a long–term rate of future improvements to life expectancy of 1.25% for male and female members. This has been updated since 31 December 2016 when the CMI 2015 table was adopted with long–term rate of future improvements of 1.5% for male and 1.25% for female members. In addition to updating the mortality assumptions during the year, adjustments were also made to the allowance for commutation to reflect actual Scheme experience over the intervaluation period from 2013 to 2016.

The table above shows that a participant retiring at age 60 at 31 December 2017 is assumed to live for, on average, 27.4 years in the case of a male member and 30.1 years in the case of a female member (2016: 27.8 years male and 30.3 years female). In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years’ time at age 60.

At 31 December 2017 the change in the inflation rate methodology above had a negative impact of £125m, and the changes in the mortality and commutation assumptions had a positive impact of £150m, on the accounting surplus of £163m (2016: surplus of £136m).

218	Santander UK Group Holdings plc

> Notes to the financial statements

Actuarial assumption sensitivities

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		Increase/(decrease)
		2017 £m	2016 £m
Discount rate	Change in pension obligation at year-end from a 25 bps increase	(550)	(593)
	Change in pension cost for the year from a 25 bps increase	(19)	(21)

General price inflation	Change in pension obligation at year-end from a 25 bps increase	365	405
	Change in pension cost for the year from a 25 bps increase	12	13

General salary increase	Change in pension obligation at year-end from a 25 bps increase	n/a	n/a

Mortality	Change in pension obligation at year-end from each additional year of longevity assumed	367	369

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

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2018	252
2019	253
2020	270
2021	290
2022	313
Five years ending 2027	1,836

The average duration of the defined benefit obligation at 31 December 2017 was 20.1 years (2016: 21.0 years) and comprised:

	2017 years	2016 years
Active members	26.5	26.8
Deferred members	24.4	25.7
Retired members	13.9	14.6

Maturity profile of undiscounted benefit payments (unaudited)

The maturity profile of the estimated undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2017 was:

Santander UK Group Holdings plc	219

Annual Report 2017 on Form 20-F | Financial statements

29. CONTINGENT LIABILITIES AND COMMITMENTS

	2017 £m	2016 £m
Guarantees given to third parties	1,557	1,859
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	10,664	9,462
– Later than one year	31,278	32,154
	43,499	43,475

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

Ongoing assessments are made to ensure that credit limits remain appropriate considering any change in the security value or the customer’s financial circumstances. For unsecured overdraft facilities and credit cards, the facilities are granted based on new business risk assessment and are reviewed more frequently based on internal, as well as external data. The delinquency status of the account would result in the withdrawal of the facility. Corporate facilities can comprise standby and revolving facilities which are subject to ongoing compliance with covenants and may require the provision of agreed security. Failure to comply with these terms can result in the withdrawal of the unutilised facility headroom.

FSCS

As described in Note 27, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. In the event that the FSCS significantly increase the levies to be paid by firms the associated costs to the Santander UK group would rise.

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

In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage–backed securitisations or the covered bond transaction included in Note 16, or if such representations and warranties prove to be materially untrue as at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans (generally at their outstanding principal balance plus accrued interest). These securitisation and covered bond transactions are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. In addition, Santander UK plc’s credit policy explicitly prohibits such lending.

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

The outstanding balances under the securitisation and covered bond transactions originated by the Santander UK group are set out in Note 16.

220	Santander UK Group Holdings plc

> Notes to the financial statements

Other legal actions and regulatory matters

The Santander UK group engages in discussion, and co-operates, with the FCA, PRA and other bodies in their supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products and services. During the ordinary course of business Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and enforcement investigations. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability. It is not currently practicable to estimate the possible financial effect of these matters.

In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made.

Note 27 details our provisions including those in relation to PPI. In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is in its early stages. There are factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the resolution of the matter including timing or the significance of the possible impact. The PPI provision includes our best estimate of Santander UK’s liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial.

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

As part of the sale of subsidiaries, and as is normal in such circumstances, Santander UK has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 33.

Other off-balance sheet commitments

The Santander UK group has commitments to lend at fixed interest rates which expose us to interest rate risk. For further information, see the Risk review.

Operating lease commitments

Rental commitments under non-cancellable operating leases	2017 £m	2016 £m
Not later than one year	73	82
Later than one year and not later than five years	160	252
Later than five years	70	134
	303	468

Under the terms of these leases, the Santander UK group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Santander UK group has the option to reacquire the freehold of certain properties.

During 2017, Santander UK group rental expense amounted to £61m (2016: £61m, 2015: £61m) in respect of minimum rentals. There was no sub-lease rental income, and no contingent rent expense included in this rental expense.

Santander UK Group Holdings plc	221

Annual Report 2017 on Form 20-F | Financial statements

30. SHARE CAPITAL

	Ordinary shares of £1 each
Issued and fully paid share capital	No.	£m
At 31 December 2016, 1 January 2017 and 31 December 2017	7,060,000,000	7,060

31. OTHER EQUITY INSTRUMENTS

	2017 £m	2016 £m
AT1 securities:
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	496	–
– £750m Fixed Rate Reset Perpetual AT1 Capital Securities	745	745
– £300m Perpetual Capital Securities	300	300
– £500m Perpetual Capital Securities	500	500
	2,041	1,545

Other equity instruments include AT1 securities issued by the Company. The £500m and £300m Perpetual Capital Securities issued in 2014 and the £750m and £500m Fixed Rate Reset Perpetual AT1 Capital Securities issued in 2015 and 2017 meet the CRD IV AT1 rules and are fully recognised as AT1 capital.

£500m Fixed Rate Reset Perpetual AT1 Capital Securities

On 10 April 2017, the Company issued £500m Fixed Rate Reset Perpetual AT1 Capital Securities, all of which were subscribed by third party investors. The securities are perpetual and pay a distribution rate on 24 March, June, September and December. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non–cumulative, in whole or in part. The distribution rate is 6.75% per annum until 24 June 2024; thereafter, the distribution rate resets every five years to a rate of 5.792% per annum above the then prevailing 5 year sterling mid swap rate. The Fixed Rate Reset Perpetual AT1 Capital Securities will be automatically written down should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Fixed Rate Reset Perpetual AT1 Capital Securities are redeemable at the option of the Company on 24 June 2024 or on any reset date thereafter. No such redemption may be made without the consent of the PRA.

£750m Fixed Rate Reset Perpetual AT1 Capital Securities

On 10 June 2015, the Company issued £750m Fixed Rate Reset Perpetual AT1 Capital Securities, of which £650m was subscribed by third party investors and £100m by the Company’s immediate parent, Banco Santander SA. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from September 2015. At each distribution payment date the Company can decide whether to pay the distribution rate which is non-cumulative, in whole or in part. The distribution rate is 7.375% per annum until 24 June 2022; thereafter the distribution rate resets every five years to a rate of 5.543% per annum above the then prevailing 5 year sterling mid swap rate. The Fixed Rate Reset Perpetual AT1 Capital Securities will be automatically written down if the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Fixed Rate Reset Perpetual AT1 Capital Securities are redeemable at the option of the Company on 24 June 2022 or any reset date thereafter. No such redemption may be made without the PRA’s consent.

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

£500m Perpetual Capital Securities

On 24 June 2014, the Company issued £500m Perpetual Capital Securities to its immediate parent company, Banco Santander SA. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non–cumulative, in whole or in part. The distribution rate is 6.625% per annum until 24 June 2019; thereafter, the distribution rate resets every five years to a rate 4.441% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the Company on 24 June 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA. In turn, Santander UK plc issued a similar security. The issuance was 100% subscribed by the Company.

222	Santander UK Group Holdings plc

> Notes to the financial statements

32. NON–CONTROLLING INTERESTS

	2017 £m	2016 £m
Santander UK plc issued:
– £300m fixed/floating rate non–cumulative callable preference shares	14	14
– £300m Step-up Callable Perpetual Reserve Capital Instruments	235	235
PSA Finance UK Limited	152	150
	401	399

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

PSA Finance UK Limited is the only subsidiary in the Santander UK group that gives rise to significant non-controlling interests. See Note 19 for summarised financial information of PSA Finance UK Limited.

33. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet in accordance with IFRS.

	2017 £m	2016 £m
On-balance sheet:
Treasury bills and other eligible securities	12,576	6,491
Cash	3,658	4,123
Loans and advances to customers – securitisations and covered bonds (See Note 16)	35,421	40,230
Loans and advances to customers	15,047	10,601
Debt securities	130	755
Equity securities	8,629	5,637
Total on-balance sheet	75,461	67,837
Off-balance sheet:
Treasury bills and other eligible securities	30,220	15,013
Debt securities	850	331
Equity securities	1,943	1,557
Total off-balance sheet	33,013	16,901

The Santander UK group provides assets as collateral in the following areas of the business.

Santander UK Group Holdings plc	223

Annual Report 2017 on Form 20-F | Financial statements

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2017 was £34,310m (2016: £17,359m), of which £2,931m (2016: £4,949m) was classified within ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds

As described in Note 16, Santander UK plc and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to structured securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset–backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2017, £1,091m (2016: £363m) of loans were so assigned by the Santander UK group. Santander UK plc also has a covered bond programme, whereby securities are issued to investors and are secured by a pool of residential mortgages. At 31 December 2017, the pool of residential mortgages for the covered bond programme was £19,772m (2016: £20,263m). At 31 December 2017, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £19,907m (2016: £24,134m), including gross issuance of £3,980m (2016: £2,771m) and redemptions of £10,030m (2016: £6,844m). At 31 December 2017, a total of £4,359m (2016: £4,998m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £1,834m at 31 December 2017 (2016: £2,764m), or for creating collateral which could in the future be used for liquidity purposes.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £38,016m at 31 December 2017 (2016: £27,975m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2017, £3,658m (2016: £3,523m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table.

b) Collateral accepted as security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	2017 £m	2016 £m
On-balance sheet:
Trading liabilities	1,911	3,535
Deposits by banks	1,760	785
Deposits by customers	8	–
Total on-balance sheet	3,679	4,320
Off-balance sheet:
Trading liabilities	36,230	26,980
Deposits by banks	2,425	1,167
Total off-balance sheet	38,655	28,147

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2017, the fair value of such collateral received was £16,356m (2016: £15,483m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £22,299m at 31 December 2017 (2016: £12,664m) and are offset by a contractual right to receive stock lent by the Santander UK group.

Derivatives business

In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2017, £3,679m (2016: £4,320m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table.

Lending activities

In addition to the collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

224	Santander UK Group Holdings plc

> Notes to the financial statements

34. SHARE-BASED COMPENSATION

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

The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the year for liabilities arising from share-based payment transactions was £16.7m (2016: £4.4m), none of which had vested at 31 December 2017 (2016: £nil). Cash received from the exercise of share options was £2.3m (2016: £nil, 2015: £nil).

The main schemes are:

a) Sharesave Schemes

The Santander UK group launched its tenth HM Revenue & Customs approved Sharesave Scheme under Banco Santander SA ownership in September 2017. The first nine Sharesave Schemes were launched each year from 2008 to 2016 in the month of September under broadly similar terms as the 2017 Scheme. Under, the Sharesave Scheme’s current HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the expiry of a fixed term of three or five years after the grant date, the employees have the option to use these savings to acquire shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander SA group. Participants in the scheme have six months from the date of vest in which the option can be exercised.

The fair value of each Sharesave option for 2017, 2016 and 2015 has been estimated at the date of acquisition or grant using a Partial Differentiation Equation model with the following assumptions:

	2017	2016	2015
Risk free interest rate	0.89% – 1.08%	0.31% – 0.41%	1.06% – 1.37%
Dividend yield	5.48% – 5.51%	6.28% – 6.46%	6.91% – 7.36%
Expected volatility of underlying shares based on implied volatility to maturity date of each scheme	26.16% – 26.31%	31.39% – 32.00%	28.54% – 29.11%
Expected lives of options granted under 3 and 5 year schemes	3 and 5 years	3 and 5 years	3 and 5 years

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

Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market–related vesting conditions are met, provided that the non-market vesting conditions are met. Share price volatility has been based upon the range of implied volatility for the Banco Santander SA shares at the strikes and tenors in which the majority of the sensitivities lie.

The following table summarises movements in the number of share options during the year, and changes in weighted average exercise price over the same period.

		2017		2016		2015
	Number of options ‘000	Weighted average exercise price £	Number of options ‘000	Weighted average exercise price £	Number of options ‘000	Weighted average exercise price £
Outstanding at 1 January	28,916	3.08	24,762	3.53	19,122	4.19
Granted	3,916	4.02	17,296	4.91	14,074	3.13
Exercised	(1,918)	3.77	(338)	3.67	(1,839)	3.75
Forfeited/expired	(3,713)	3.40	(12,804)	3.51	(6,595)	4.50
Outstanding at 31 December	27,201	3.12	28,916	3.08	24,762	3.53
Exercisable at 31 December	5,200	3.17	2,334	4.30	2,807	3.76

The weighted average grant-date fair value of options granted under the Sharesave scheme during the year was £1.02 (2016: £0.65, 2015: £0.50). The weighted average share price at the date the share options were exercised was £4.96 (2016: £3.79, 2015: £3.79).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2017 and 2016.

		2017		2016
Range of exercise prices	Weighted average remaining contractual life Years	Weighted average exercise price £	Weighted average remaining contractual life Years	Weighted average exercise price £
£2 to £3	3	2.75	4	2.75
£3 to £4	1	3.17	3	3.28
£4 to £5	3	4.21	2	4.82

Santander UK Group Holdings plc	225

Annual Report 2017 on Form 20-F | Financial statements

b) Long-Term Incentive Plan (LTIP)

The LTIP was reintroduced in 2014 and amended for 2015 awards under which conditional cash awards were made to certain Executive Directors, Key Management Personnel (as defined in Note 35) and other nominated individuals which are converted into shares in Banco Santander SA at the time of vesting and deferred for three years. There have been no LTIP awards granted since 2015 due to the introduction of a single variable remuneration framework across the Banco Santander group in 2016.

The LTIP plans granted in 2015 and 2014 involve a one-year performance cycle for vesting with further three-year performance conditions applied to the deferral of 2015 awards. Beneficiaries were granted an initial award determined in GBP which was converted into shares in Banco Santander SA in January 2015 and January 2016 respectively based on performance over the performance cycle. The 2014 LTIP vested at 100% in January 2015 based on Banco Santander SA’s relative Total Shareholder Return (TSR) performance in 2014 versus a comparator group, was deferred over three years and is payable in 2018 based on further performance testing. The 2015 LTIP vested at 91.5% in January 2016 based on Banco Santander SA’s Earnings Per Share (EPS) and Return on Tangible Equity (RoTE) performance against budget in 2015, was deferred over three years and is payable in 2019 based on further performance testing.

2015 LTIP

Employees were granted an initial award determined in GBP in 2015 which was converted into shares in Banco Santander SA, in January 2016, based on Banco Santander SA’s relative EPS and RoTE performance in 2015 versus a comparator group. The 2015 LTIP vested at 91.5% in January 2016. The vested award is payable in 2019 subject to Banco Santander SA’s continuing relative performance to comparators.

The following table summarises the movement in the value of conditional awards in the 2015 LTIP during 2017, 2016 and 2015:

	2017 £000	2016 £000	2015 £000
Outstanding at 1 January	6,718	6,769	–
Granted	–	–	6,769
Forfeited/cancelled	(215)(1)	(51)	–
Outstanding at 31 December	6,503	6,718	6,769

(1)	The outstanding shares have been updated to compensate for the equity dilution caused by the shares issued by Banco Santander SA in July 2017.

The amount that could vest after the deferral period will depend 25% on EPS growth vs Peers, 25% on RoTE, 20% on Top 3 best bank to work for, 15% on Top 3 bank in customer satisfaction and 15% on loyal customers. The peer group against whom the EPS growth will be measured is a comparator group of 17 financial institutions. EPS and RoTE will be measured over a three-year period from 2015 to 2017, others will be tested once for performance to 2017. Performance testing will take place during 2018.

Banco Santander SA’s place in the EPS ranking	Maximum shares in that tranche to be delivered %
1st to 5th	100
6th	87.5
7th	75
8th	62.5
9th	50
10th and below	–

Banco Santander SA’s RoTE	Maximum shares in that tranche to be delivered %
12% or above	100
11% to 12%	75
Below 11%	–

On a country level, 100% vests if Banco Santander SA is rated a top 3 best bank to work for and top 3 in customer satisfaction. 100% vests if the target for loyal customers is met by December 2018 weighted equally between retail and corporate customers. For full vesting at the Banco Santander group level, at least 6 of the 10 core countries for Banco Santander should get the top 3 best bank to work for, must be top 3 in customer satisfaction in all 10 countries, must have 17 million retail and 1.1 million corporate loyal customers. A sliding scale applies below this threshold with 50% vesting if there are 15 million retail and 1 million corporate loyal customers, any less would lead to no vesting.

2014 LTIP

Employees were granted an initial award determined in GBP in 2014 which was converted into shares in Banco Santander SA in January 2015 based on Banco Santander SA’s relative TSR performance in 2014 versus a comparator group. The 2014 LTIP vested at 100% in January 2015. The vested award has been deferred over three years and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander SA’s continuing relative TSR performance to comparators and continuing employment. Relative TSR performance to 31 December 2017 will be tested during 2018 to determine the final tranche of the award vesting and will be paid in June 2018 subject to continued employment.

The following table summarises the movement in the value of conditional awards in the 2014 LTIP during 2017, 2016 and 2015:

	2017 £000	2016 £000	2015 £000
Outstanding at 1 January	3,193	5,102	5,355
Forfeited/cancelled	(1,283)(1)	(1,909)	(253)
Outstanding at 31 December	1,910	3,193	5,102

(1)	The outstanding shares have been updated to compensate for the equity dilution caused by the shares issued by Banco Santander SA in July 2017.

See Note 35 for details of conditional share awards made to certain Executive Directors, Other Key Management Personnel and other individuals under the LTIP.

226	Santander UK Group Holdings plc

> Notes to the financial statements

c) Deferred shares

Deferred incentive awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2016 and 2017, in compliance with the PRA Rulebook and Remuneration Code, conditional share awards were made to Santander UK employees (designated as Code Staff). Such employees receive part of their annual bonus as a deferred award comprising 50% in shares, and 50% in cash. Any deferred awards, including those in Banco Santander SA shares, are dependent on future service. For 2016 and 2017 bonus awards, deferral of the award is over a three, five or seven-year period, dependent on Code Staff categorisation or Senior Manager Function designation, with delivery of equal tranches of shares taking place on or around the anniversary of the initial award. Deferred awards in shares are subject to an additional one-year retention period from the point of delivery.

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

d) Other arrangements and schemes

The Santander UK group also operates a Partnership Shares scheme for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can elect to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to purchase Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 2,147,399 shares were outstanding at 31 December 2017 (2016: 2,110,617 shares).

35. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in these financial statements reflect their remuneration in respect of the Santander UK plc group for 2017, 2016 and 2015.

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the Santander UK group is set out in aggregate below.

Directors’ remuneration	2017 £	2016 £	2015 £
Salaries and fees	4,406,908	3,604,999	4,694,260
Performance-related payments(1)	3,685,464	2,330,000	2,607,407
Other fixed remuneration (pension and other allowances & non-cash benefits)	1,580,321	635,493	1,002,320
Expenses	96,358	120,302	115,382
Total remuneration	9,769,051	6,690,794	8,419,369

Directors’ and Other Key Management Personnel compensation	2017 £	2016 £	2015 £
Short-term employee benefits(2)	24,642,085	24,757,161	19,950,608
Post-employment benefits	2,292,857	1,918,144	1,825,688
Share-based payments	–	–	400,948
Total compensation	26,934,942	26,675,305	22,177,244

(1)	In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 34.
(2)	Excludes grants of shares in Banco Santander SA made as buy-outs of deferred performance-related payments in 2017 of 603,614 shares in connection with previous employment for four individuals (2016: nil 2015: nil). Excludes payments made as buy-outs of deferred performance-related payments of £52,100 in connection with previous employment for one individual (2016: £2,732,357 for five individuals; 2015: £3,453,956 for five individuals).

In 2017, the remuneration, excluding pension contributions, of the highest paid Director, was £4,714,578 (2016: £4,535,756) of which £2,425,000 (2016: £2,330,000) was performance related. In 2017, there was no pension benefit accrued for the highest paid Director but in respect of the qualifying past services to Santander UK to 31 May 2009 he has a deferred pension benefit accruing under a defined benefit scheme of £15,450 p.a. (2016: £15,450 p.a).

b) Retirement benefits

Defined benefit pension schemes are provided to certain employees. See Note 28 for a description of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme of £15,450 p.a. in respect of the qualifying services to Santander UK and based on previous service with Santander UK to 31 May 2009 (2016: £15,450). Ex gratia pensions paid to former Directors of Santander UK plc in 2017, which have been provided for previously, amounted to £2,482 (2016: £14,893, 2015: £14,893). In 1992, the Board decided not to award any new such ex gratia pensions.

Santander UK Group Holdings plc	227

Annual Report 2017 on Form 20-F | Financial statements

c) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel (Defined as the Board of the Company and the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the course of normal banking business.

		2017		2016
Secured loans, unsecured loans and overdrafts	No.	£000	No.	£000
At 1 January	17	5,195	18	5,492
Net movements	(10)	(3,979)	(1)	(297)
At 31 December	7	1,216	17	5,195

Deposit, bank and instant access accounts and investments
At 1 January	26	9,138	26	14,678
Net movements	(1)	4,046	–	(5,540)
At 31 December	25	13,184	26	9,138

During 2017, no Directors undertook sharedealing transactions through the Santander UK group’s execution-only stockbroker (2016: two Directors) with an aggregate net value of £nil (2016: £10,080). Any transactions were on normal business terms and standard commission rates were payable.

In 2017 and 2016, no Director held any interest in the shares of any company within Santander UK at any time and no Director exercised or was granted any rights to subscribe for shares in any company within Santander UK. In addition, in 2017 and 2016, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company.

Secured loans, unsecured loans and overdrafts are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other Key Management Personnel and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Santander UK group. Deposits, bank and instant access accounts and investments are entered into by Directors, Other Key Management Personnel and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within Santander UK group.

In 2017, loans were made to two Directors (2016: five Directors), with a principal amount of £53,452 outstanding at 31 December 2017 (2016: £25,560). In 2017, loans were made to five members of Santander UK’s Other Key Management Personnel (2016: twelve), with a principal amount of £1,162,384 outstanding at 31 December 2017 (2016: £5,169,234).

In 2017 and 2016, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other Key Management Personnel or persons connected with them had a material interest. In addition, in 2017 and 2016, no Director had a material interest in any contract of significance other than a service contract with Santander UK at any time during the year.

d) Santander Long-Term Incentive Plan

In 2017, no Executive Directors (2016: nil, 2015: one) or Other Key Management Personnel (2016: nil, 2015: thirteen) were granted conditional awards under the Santander LTIP. No LTIP award was granted in 2017 or 2016.

36. RELATED PARTY DISCLOSURES

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

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year-end:

	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2017 £m	2016 £m
Ultimate parent	(60)	(81)	(76)	321	188	99	4,398	2,148	(5,082)	(3,096)
Fellow subsidiaries	(76)	(271)	(439)	491	653	743	102	363	(981)	(1,163)
Associates & joint ventures	(20)	(27)	(24)	–	1	–	1,175	1,090	(33)	(37)
	(156)	(379)	(539)	812	842	842	5,683	3,601	(6,096)	(4,296)

Further information on balances due from/(to) other Banco Santander group companies is set out in the section ‘Balances with other Banco Santander companies’ in the Risk review. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 28.

The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties, except those carried out with Banco Santander SA as part of our ring-fencing plans as described in Note 39, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

In addition, and as described in Note 39, on 16 October 2017 Santander UK plc, Abbey National Treasury Services plc, Santander UK Group Holdings plc and Banco Santander SA entered into a ring-fencing transfer scheme which formalised the business transfers required to implement the planned ring-fenced structure.

228	Santander UK Group Holdings plc

> Notes to the financial statements

37. FINANCIAL INSTRUMENTS

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

			2017			2016(1)
	Held at fair value £m	Held at amortised cost £m	Total £m	Held at fair value £m	Held at amortised cost £m	Total £m
Assets
Cash and balances at central banks	–	32,771	32,771	–	17,107	17,107
Trading assets	30,555	–	30,555	30,035	–	30,035
Derivative financial instruments	19,942	–	19,942	25,471	–	25,471
Financial assets designated at fair value	2,096	–	2,096	2,140	–	2,140
Loans and advances to banks	–	5,930	5,930	–	4,352	4,352
Loans and advances to customers	–	199,482	199,482	–	199,733	199,733
Financial investments	8,853	8,758	17,611	10,561	6,905	17,466
	61,446	246,941	308,387	68,207	228,097	296,304
Non-financial assets			6,373			6,206
Total assets			314,760			302,510

Liabilities
Deposits by banks	–	13,784	13,784	–	9,769	9,769
Deposits by customers	–	177,421	177,421	–	172,726	172,726
Trading liabilities	31,109	–	31,109	15,560	–	15,560
Derivative financial instruments	17,613	–	17,613	23,103	–	23,103
Financial liabilities designated at fair value	2,315	–	2,315	2,440	–	2,440
Debt securities in issue	–	48,860	48,860	–	54,792	54,792
Subordinated liabilities	–	3,793	3,793	–	4,303	4,303
	51,037	243,858	294,895	41,103	241,590	282,693
Non-financial liabilities			3,663			4,364
Total liabilities			298,558			287,057

(1)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1.

Santander UK Group Holdings plc	229

Annual Report 2017 on Form 20-F | Financial statements

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

Changes in the valuation of such financial instruments, including derivatives, are included in the line item ‘Net trading and other income’ in the Consolidated Income Statement or in ‘Other comprehensive income’ in the Consolidated Statement of Comprehensive Income as applicable.

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

The Santander UK group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group can access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities.

Level 2	Quoted prices in inactive markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks, deposits by customers and debt securities in issue.

Level 3	Significant inputs to the pricing or valuation techniques are unobservable. Level 3 positions include exchange rate derivatives, equity and credit derivatives, loans and advances to customers, debt securities, equity securities and debt securities in issue.

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

230	Santander UK Group Holdings plc

> Notes to the financial statements

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

c) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2017 and 2016, including their levels in the fair value hierarchy – Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Cash and balances at central banks which comprise of demand deposits with the Bank of England and the US Federal Reserve together with cash in tills and ATMs have been excluded from the table, as the carrying amount of cash and balances at central banks is deemed an appropriate approximation of fair value. The fair value of the portfolio of UK Government debt securities classified as held-to-maturity investments, as referred to in Note 1, is categorised in Level 1 of the fair value hierarchy. Apart from these securities, there were no other financial instruments carried at amortised cost whose fair values would be classified in Level 1.

					2017					2016
	Fair value				Carrying	Fair value				Carrying
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m
Assets
Loans and advances to banks	–	5,361	556	5,917	5,930	–	3,741	478	4,219	4,352
Loans and advances to customers – unimpaired	–	6,481	194,543	201,024	198,621	–	6,739	195,668	202,407	198,783
– impaired	–	–	784	784	861	–	–	824	824	950
Financial investments	6,435	2,211	–	8,646	8,758	6,436	272	–	6,708	6,905
	6,435	14,053	195,883	216,371	214,170	6,436	10,752	196,970	214,158	210,990

Liabilities
Deposits by banks	–	13,249	557	13,806	13,784	–	9,360	438	9,798	9,769
Deposits by customers	–	564	176,999	177,563	177,421	–	582	172,437	173,019	172,726
Debt securities in issue	–	50,641	–	50,641	48,860	–	55,509	1,196	56,705	54,792
Subordinated liabilities	–	4,373	–	4,373	3,793	–	4,548	–	4,548	4,303
	–	68,827	177,556	246,383	243,858	–	69,999	174,071	244,070	241,590

There are no loans and advances to banks and financial investments that are impaired.

The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is presented included in other assets on the balance sheet.

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

Assets:

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans using valuation technique A as described below. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration.

Santander UK Group Holdings plc	231

Annual Report 2017 on Form 20-F | Financial statements

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

i) Advances secured on residential property

The mortgage portfolio is stratified into tranches by LTV; (being a significant driver of market pricing) and the fair value of each tranche is calculated by discounting contractual cash flows, after taking account of expected customer prepayment rates, using a valuation spread based on new business interest rates derived from competitor market information adjusted for the implied cost of funding. Adjustments have also been made to:

–	Reduce the weighted average lives of low LTV loans on SVR to reflect the uncertainty inherent in the value that could be achieved, given that the borrower could refinance at any time.
–	Discount the value of performing loans with a LTV over 90% (with the exception of loans under the UK Government’s Help to Buy scheme) to reflect the higher risk of this part of the portfolio.
–	For impaired loans, we apply a discount to reflect the fact that the model does not fully take into account the higher risk nature of these loans and, in addition, discount the collateral value of loans with a LTV over 80% to reflect the greater possibility of repossession and recovery value.

ii) Corporate loans

The corporate loan portfolio is stratified by product. The determination of the fair values of performing loans takes account of the differential between existing margins and estimated new business rates for similar loans in terms of segment, maturity and structure. Provisions are considered appropriate for the book that is not impaired. A discount has been applied to impaired loans. Although exits have generally been achieved at carrying value, this does not reflect the discount a purchaser would require. A discount has therefore been applied based on the target return sought by distressed bond funds, who are the typical purchaser of the assets.

With respect to Social Housing, part of this portfolio is held at fair value for historic reasons. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this part of the portfolio has been determined using valuation technique A as described below.

With respect to the other non-core corporate and legacy portfolios, including commercial mortgages, their market value is estimated, based on an orderly three year disposal process. In addition, the same discount has been applied to the impaired book as for the corporate loans above.

iii) Other loans

These consist of unsecured personal loans, credit cards, overdrafts and consumer credit (car loans). The weighted average lives of these portfolios are short, and the business was written relatively recently. As a result, contractual interest rates approximate new business interest rates, and therefore no mark-to-market surplus or deficit has been recorded with respect to the performing book with the exception of unsecured personal loans where a small surplus or deficit has been recognised based on the differential between existing margins and an estimate of new business rates for similar loans. A discount has been applied to the impaired part of the book.

Financial investments

Loans and receivable securities consist of asset-backed securities. These are complex products and are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research.

Held-to-maturity investments consist of a portfolio of government debt securities. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using valuation technique A as described below.

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

232	Santander UK Group Holdings plc

> Notes to the financial statements

d) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2017 and 2016, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

					2017				2016
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Valuation technique
Assets
Trading assets	Loans and advances to banks	–	6,897	–	6,897	–	7,478	–	7,478	A
	Loans and advances to customers	656	8,184	–	8,840	762	9,561	–	10,323	A
	Debt securities	5,156	–	–	5,156	6,248	–	–	6,248	–
	Equity securities	9,662	–	–	9,662	5,986	–	–	5,986	–
		15,474	15,081	–	30,555	12,996	17,039	–	30,035
Derivative financial	Exchange rate contracts	–	6,061	16	6,077	–	8,300	22	8,322	A
instruments	Interest rate contracts	–	12,956	12	12,968	1	15,795	19	15,815	A & C
	Equity and credit contracts	–	861	36	897	–	1,272	62	1,334	B & D
		–	19,878	64	19,942	1	25,367	103	25,471
Financial assets designated at fair value	Loans and advances to customers	–	1,485	64	1,549	–	1,668	63	1,731	A
	Debt securities	184	187	176	547	–	208	201	409	A & B
		184	1,672	240	2,096	–	1,876	264	2,140
Financial investments	Available-for-sale equity securities	19	9	53	81	17	63	32	112	B
	Available-for-sale debt securities	8,770	2	–	8,772	10,449	–	–	10,449	C
		8,789	11	53	8,853	10,466	63	32	10,561
Total assets at fair value		24,447	36,642	357	61,446	23,463	44,345	399	68,207

Liabilities
Trading liabilities	Deposits by banks	–	1,885	–	1,885	–	4,200	–	4,200	A
	Deposits by customers	–	25,530	–	25,530	–	8,559	–	8,559	A
	Short positions	3,694	–	–	3,694	2,801	–	–	2,801	–
		3,694	27,415	–	31,109	2,801	12,759	–	15,560
Derivative financial	Exchange rate contracts	–	4,176	15	4,191	–	6,009	21	6,030	A
instruments	Interest rate contracts	–	12,720	5	12,725	–	16,202	11	16,213	A & C
	Equity and credit contracts	1	653	43	697	1	817	42	860	B & D
		1	17,549	63	17,613	1	23,028	74	23,103
Financial liabilities	Debts securities in issue	–	1,629	6	1,635	–	1,908	6	1,914	A
designated at fair value	Structured deposits	–	680	–	680	–	526	–	526	A
		–	2,309	6	2,315	–	2,434	6	2,440
Total liabilities at fair value		3,695	47,273	69	51,037	2,802	38,221	80	41,103

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the period in which they occur.

In 2017, there were no transfers of financial instruments between Levels 1 and 2. During 2016, ‘Available-for-sale debt securities – Debt securities’ with fair values of £25m were transferred from Level 1 to Level 2 principally due to a lack of market transactions in these instruments.

During 2017 and 2016, there were no transfers of financial instruments between Levels 2 and 3.

Santander UK Group Holdings plc	233

Annual Report 2017 on Form 20-F | Financial statements

e) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments disclosed above at 31 December 2017 and 2016 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2017, 2016 and 2015.

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

	2017 £m	2016 £m
Risk-related:
– Bid-offer and trade specific adjustments	34	37
– Uncertainty	43	49
– Credit risk adjustment	36	50
– Funding fair value adjustment	6	20
	119	156
Model-related	8	1
Day One profit	1	4
	128	161

234	Santander UK Group Holdings plc

> Notes to the financial statements

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

The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. The Santander UK group considers that an appropriate adjustment to reflect wrong-way risk is currently £nil (2016: £nil).

(iv) Funding fair value adjustment (FFVA)

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

Santander UK Group Holdings plc	235

Annual Report 2017 on Form 20-F | Financial statements

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

The factors that are considered in this regard include:

–	The extent to which prices may be expected to represent genuine traded or tradeable prices
–	The degree of similarity between financial instruments
–	The degree of consistency between different sources
–	The process followed by the pricing provider to derive the data
–	The elapsed time between the date to which the market data relates and the balance sheet date
–	The manner in which the data was sourced.

The source of pricing data is considered as part of the process that determines the classification of the level of a financial instrument. Consideration is given to the quality of the information available that provides the current mark-to-model valuation and estimates of how different these valuations could be on an actual trade, taking into consideration how active the market is. For spot assets that cannot be sold due to illiquidity, forward estimates are discounted to estimate a realisable value over time. Adjustments for illiquid positions are regularly reviewed to reflect changing market conditions.

Internal valuation model review

For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of: (i) the logic within the models; (ii) the inputs to those models; (iii) any adjustments required outside the models; and (iv) where possible, model outputs. Internal valuation models are validated independently by the QRG. A validation report is produced for each model-derived valuation that assesses the mathematical assumptions behind the model, the implementation of the model and its integration within the trading system. Where there is observable market data, the models calibrate to market. Where pricing data is unobservable, the input parameters are regularly reviewed by the QRG. The results of the independent valuation process and any changes to the fair value adjustments methodology are approved in line with the model risk framework and policy.

h) Internal models based on observable market data (Level 2)

1. Trading assets and liabilities

Loans and advances to banks and loans and advances to customers – securities purchased under resale agreements

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

Loans and advances to banks and loans and advances to customers – other

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

Deposits by banks and deposits by customers – securities sold under repurchase agreements

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

Deposits by banks and deposits by customers – other

These consist of certain term and time deposits which tend to be short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets – loans and advances to banks and loans and advances to customers discussed above. As the inputs are based on observable market data, these deposits are classified as Level 2.

2. Derivative financial instruments

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

236	Santander UK Group Holdings plc

> Notes to the financial statements

3. Financial assets and liabilities designated at fair value (FVTPL)

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

Debt securities in issue

These include commercial paper, medium-term notes and other bonds and are valued using the same techniques as those instruments in financial assets at FVTPL – debt securities discussed above. As the inputs used are based on observable market data, these debt securities are classified as Level 2. Certain debt securities in issue which represent the more exotic senior debt issuances, consisting of power reverse dual currency (PRDC) notes contain significant unobservable inputs and so are classified as Level 3. The valuation of such instruments is further discussed below.

Structured deposits

These consist of certain structured term deposits utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets – loans and advances to banks and loans and advances to customers discussed above. As the inputs are based on observable market data, these deposits are classified as Level 2.

4. Financial investments

Available-for-sale equity securities

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

Available-for-sale debt securities

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

i) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)
Balance sheet line item	Category	Financial instrument product type	2017 £m	2016 £m	2017 £m	2016 £m	2015 £m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	1	1	–	1	3
2. Derivative assets	Exchange rate contracts	Securitisation cross currency swaps	15	21	(11)	12	–
3. Derivative assets	Interest rate contracts	Bermudan swaptions	6	7	(1)	(3)	(9)
4. Derivative assets	Interest rate contracts	Securitisation swaps	6	12	(8)	–	–
5. Derivative assets	Equity and credit contracts	Reversionary property interests	31	36	(6)	12	2
6. Derivative assets	Credit contracts	Credit default swaps	–	5	(5)	1	(2)
7. Derivative assets	Equity contracts	Property-related options and forwards	5	21	(1)	(5)	(4)
8. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	64	63	2	4	2
9. FVTPL	Debt securities	Reversionary property securities	176	201	(18)	–	17
10. Financial investments	Available-for-sale equity securities	Unlisted equity shares	53	32	–	– (1)	– (1)
11. Derivative liabilities	Exchange rate contracts	Securitisation cross currency swaps	(15)	(21)	11	(12)	–
12. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(1)	(2)	1	2	–
13. Derivative liabilities	Interest rate contracts	Securitisation swaps	(4)	(9)	7	–	–
14. Derivative liabilities	Equity contracts	Property-related options and forwards	(43)	(42)	(5)	(5)	(3)
15. FVTPL	Debt securities in issue	Non-vanilla debt securities	(6)	(6)	–	–	(4)
Total net assets			288	319
Total (expense)/income					(34)	7	2

(1)	Gains and losses arising from changes in the fair value of securities classified as available-for–sale are recognised in ‘Other comprehensive income’.

Santander UK Group Holdings plc	237

Annual Report 2017 on Form 20-F | Financial statements

Valuation techniques

1. Derivative assets – Exchange rate contracts

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

Long-dated FX volatility – Long-dated FX volatility is extrapolated from shorter-dated FX volatilities which are market observable. Short-dated FX volatility is observable from the trading of FX options. As there is no active market for FX options with maturities greater than five years (long-dated FX options), long-dated FX volatility is not market observable. Furthermore, as historical prices are not relevant in determining the cost of hedging long-dated FX risk, long-dated FX volatility cannot be inferred from historical volatility. The long-dated FX volatility is extrapolated from the shorter-dated FX volatilities using Black’s model.

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

2. Derivative assets – Exchange rate contracts

These are securitisation based swaps for which the notional amount is adjusted to match the changes in the outstanding reference mortgage portfolio with time. These swaps are valued using a standard valuation model for which the main inputs used are market observable information in the vanilla swap market and a prepayment parameter. The significant unobservable input for the valuation of these financial instruments is prepayment.

Prepayment – This captures the prepayment, default and arrears of the reference portfolio and is modelled using an analysis of the underlying portfolio plus observed historical market data.

3. Derivative assets – Interest rate contracts

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

Mean reversion – The input used reflects the level of de-correlation in the swaption market. This parameter is not directly observable in the market but can be deduced from broker quotes or using expert judgement. An adjustment is made to reflect this uncertainty by stressing the parameter.

4. Derivative assets – Interest rate contracts

These derivatives are the same as Instrument 2.

5. Derivative assets – Equity and credit contracts

These are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the home owner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. The Halifax’s UK HPI is the UK’s longest running monthly house price data series covering the whole country. The indices calculated are standardised and represent the price of a typically transacted house. Both national and regional HPI are published. The national HPI is published monthly. The regional HPI reflects the national HPI disaggregated into 12 UK regions and is published quarterly. Both indices are published on two bases, including and excluding seasonal adjustments in the housing market. Non-seasonally adjusted (NSA) national and regional HPI are used in the valuation model to avoid any subjective judgement in the adjustment process which is made by Markit (which now publishes the Halifax House Price Index).

The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.

HPI Spot Rate – The HPI spot rate used is a weighted average of NSA regional HPI spot rates i.e. adjusted for difference in the actual regional composition of the property underlying the reversionary interest portfolio and the composition of the published regional indices. The regional HPI spot rate (which is observable market data) is only published on specific quarterly dates. In between these dates, its value is estimated by applying the growth rate over the relevant time period inferred from the national HPI spot rates (which are observable market data and published monthly) to the most recently calculated weighted average regional HPI spot rate based on published regional indices. An adjustment is also made to reflect the specific property risk i.e. possible deviation between the actual growth in the house prices underlying the reversionary interest portfolio and their assumed index-linked growth, based on the regional HPI. This adjustment is based on the average historical deviation of price changes of the actual property portfolio from that of the published indices over the time period since the last valuation date.

HPI Forward Growth Rate – Long-dated HPI forward growth rate is not directly observable in the market but is estimated. A specific spread is applied to the long-dated forward growth rate to reflect the uncertainty surrounding long-dated data. This spread is calculated by analysing the historical volatility of the HPI. An adjustment is made to reflect the specific property risk as for the HPI spot rate above.

Mortality Rate – Mortality rates are obtained from tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of Santander UK group’s reversionary property products underlying the derivatives. Mortality rates do not have a significant effect on the value of the instruments.

238	Santander UK Group Holdings plc

> Notes to the financial statements

6. Derivative assets – Credit contracts

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

Probability of default – The probability of default is assessed by considering the credit quality of the underlying referenced bonds. However, as no deep and liquid market exists for these assets the assessment of the probability of default is not directly observable and instead an estimate is calculated using the Standard Gaussian Copula model.

7. Derivative assets – Equity contracts

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

HPI Spot Rate – The HPI spot rate used is the NSA national HPI spot rate which is published monthly and directly observable in the market. This HPI rate used is different from the weighted average regional HPI spot rate used in the valuation of Instrument 5 above, as the underlying of these derivatives is the UK national HPI spot rate.

HPI Forward Growth Rate – The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 5 above.

HPI Volatility – Long-dated HPI volatility is not directly observable in the market and is estimated. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons. HPI volatility rates do not have a significant effect on the value of the instruments.

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

Contingent litigation costs and related expenses are estimated by reference to best estimates received from third party legal counsel.

Santander UK Group Holdings plc	239

Annual Report 2017 on Form 20-F | Financial statements

11. Derivative liabilities – Exchange rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

12. Derivative liabilities – Interest rate contracts

These derivatives are the same as Instrument 3 with the exception that they have a negative fair value.

13. Derivative liabilities – Interest rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

14. Derivative liabilities – Equity contracts

These derivatives are the same as Instrument 7 with the exception that they have a negative fair value.

15. FVTPL – Debt securities in issue

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

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

				Assets			Liabilities
	Derivatives £m	Fair value through profit and loss £m	Financial investments £m	Total £m	Derivatives £m	Fair value through profit and loss £m	Total £m
At 1 January 2017	103	264	32	399	(74)	(6)	(80)
Total (losses)/gains recognised in profit/(loss):
– Fair value movements	(32)	(16)	–	(48)	14	–	14
– Foreign exchange and other movements	32	–	–	32	(32)	–	(32)
Gains recognised in other comprehensive income	–	–	21	21	–	–	–
Additions	9	–	–	9	(2)	–	(2)
Sales	–	(8)	–	(8)	–	–	–
Settlements	(48)	–	–	(48)	31	–	31
At 31 December 2017	64	240	53	357	(63)	(6)	(69)

(Losses)/gains recognised in profit/(loss) relating to assets and liabilities held at the end of the year	–	(16)	–	(16)	(18)	–	(18)

At 1 January 2016	188	267	100	555	(105)	(5)	(110)
Total gains/(losses) recognised in profit/(loss):
– Fair value movements	18	4	–	22	(15)	–	(15)
– Foreign exchange and other movements	(32)	–	–	(32)	32	(1)	31
Gains recognised in other comprehensive income	–	–	26	26	–	–	–
Additions	4	–	25	29	(3)	–	(3)
Sales	–	(7)	(119)	(126)	–	–	–
Settlements	(75)	–	–	(75)	17	–	17
At 31 December 2016	103	264	32	399	(74)	(6)	(80)

(Losses)/gains recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(14)	4	–	(10)	17	(1)	16

Total gains or losses are included in ‘Net trading and other income’ (see Note 5).

240	Santander UK Group Holdings plc

> Notes to the financial statements

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

		Significant unobservable input				Sensitivity
			Assumption value			Favourable	Unfavourable
2017	Fair value £m	Assumption description	Range(1)	Weighted average	Shift	changes £m	changes £m
3. Derivative assets – Interest rate contracts: – Bermudan swaptions	6	Mean reversion	(2)% – 2%	0%	(2)%	1	(1)
5. Derivative assets – Equity and credit contracts:	31	HPI Forward growth rate	0% – 5%	2.42%	1%	10	(10)
– Reversionary property derivatives		HPI Spot rate	n/a	773(2)	10%	8	(8)
7. Derivative assets – Equity contracts:	5	HPI Forward growth rate	0% – 5%	2.32%	1%	1	(1)
– Property-related options and forwards		HPI Spot rate	n/a	727(2)	10%	2	–
8. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	64	HPI Forward growth rate	0% – 5%	2.57%	1%	2	(2)
9. FVTPL – Debt securities:	176	HPI Forward growth rate	0% – 5%	2.42%	1%	3	(3)
– Reversionary property securities		HPI Spot rate	n/a	773(2)	10%	11	(11)
10. Financial investments – AFS equity securities: – Unlisted equity shares	53	Contingent litigation risk	0% – 100%	35%	20%	6(3	(6)(3
12. Derivative liabilities – Interest rate contracts: – Bermudan swaptions	(1)	Mean reversion	(2)% – 2%	0%	(2)%	1	(1)
14. Derivative liabilities – Equity contracts:	(43)	HPI Forward growth rate	0% – 5%	2.32%	1%	3	(3)
– Property-related options and forwards		HPI Spot rate	n/a	727(2)	10%	7	(8)

2016
3. Derivative assets – Interest rate contracts: – Bermudan swaptions	7	Mean reversion	(2)% – 2%	0%	(2)%	1	(1)
5. Derivative assets – Equity and credit contracts:	36	HPI Forward growth rate	0% – 5%	2.79%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	748(2)	10%	9	(9)
6. Derivative assets – Credit contracts: – Credit default swaps	5	Probability of default	0% – 5%	0.39%	20%	1	(1)
7. Derivative assets – Equity contracts:	21	HPI Forward growth rate	0% – 5%	2.71%	1%	1	(1)
– Property-related options and forwards		HPI Spot rate	n/a	702(2)	10%	1	(1)
8. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	63	HPI Forward growth rate	0% – 5%	2.84%	1%	2	(2)
9. FVTPL – Debt securities:	201	HPI Forward growth rate	0% – 5%	2.79%	1%	12	(12)
– Reversionary property securities		HPI Spot rate	n/a	748(2)	10%	18	(18)
10. Financial investments – AFS equity securities: – Unlisted equity shares	32	Contingent litigation risk	0% – 100%	48%	20%	7(3)	(7)(3)
12. Derivative liabilities – Interest rate contracts: – Bermudan swaptions	(2)	Mean reversion	(2)% – 2%	0%	(2)%	1	(1)
14. Derivative liabilities – Equity contracts:	(42)	HPI Forward growth rate	0% – 5%	2.71%	1%	4	(4)
– Property-related options and forwards		HPI Spot rate	n/a	702(2)	10%	8	(9)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2017 and 2016.
(3)	Gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in ‘Other comprehensive income’; for all other assets and liabilities shown in the tables above, gains and losses arising from changes in their fair value are recognised in the Consolidated Income Statement.

No sensitivities are presented for Derivative assets – cross currency swaps (instrument 1), Derivative assets – securitisation cross currency swaps (instrument 2), Derivative assets –securitisation swaps (instrument 4) and the FVTPL – debt securities in issue (instrument 15) and related exchange rate and interest rate derivatives (instruments 1, 11 and 13) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

Santander UK Group Holdings plc	241

Annual Report 2017 on Form 20-F | Financial statements

j) Maturities of financial liabilities and off-balance sheet commitments

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

2017	On demand £m	Not later than three months £m	Later than three months and not later than one year £m	Later than one year and not later than five years £m	Later than five years £m	Total £m
Liabilities
Deposits by banks	2,452	1,466	914	8,874	208	13,914
Deposits by customers	154,114	4,754	13,811	3,454	1,490	177,623
Trading liabilities	1,520	26,914	152	161	2,580	31,327
Derivative financial instruments:
– Held for trading	9	620	1,203	2,505	12,701	17,038
– Held for hedging(1)	6	11	27	420	1,300	1,764
Financial liabilities designated at fair value	7	545	222	789	814	2,377
Debt securities in issue	–	8,419	4,940	25,950	11,644	50,953
Subordinated liabilities	–	289	147	783	5,571	6,790
Total financial liabilities	158,108	43,018	21,416	42,936	36,308	301,786
Off-balance sheet commitments given	2,082	6,874	1,844	12,399	18,860	42,059

2016
Liabilities
Deposits by banks	2,366	916	677	5,833	96	9,888
Deposits by customers	145,810	4,986	13,384	7,909	929	173,018
Trading liabilities	3,535	10,042	21	602	1,474	15,674
Derivative financial instruments:
– Held for trading	41	904	1,569	4,352	15,494	22,360
– Held for hedging(1)	–	14	38	575	1,357	1,984
Financial liabilities designated at fair value	9	404	229	1,117	759	2,518
Debt securities in issue	–	9,207	7,082	25,173	16,307	57,769
Subordinated liabilities	–	450	554	1,739	6,054	8,797
Total financial liabilities	151,761	26,923	23,554	47,300	42,470	292,008
Off-balance sheet commitments given	1,692	5,128	2,642	23,584	8,570	41,616

(1)	Comprises the derivatives liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.

As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with the covenants described in Note 26. Further, no account is taken of the possible early repayment of the Santander UK group’s mortgage-backed non-recourse finance which is redeemed by the Santander UK group as funds become available from redemptions of the residential mortgages. The Santander UK group has no control over the timing and amount of redemptions of residential mortgages.

242	Santander UK Group Holdings plc

> Notes to the financial statements

38. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Financial assets and financial liabilities are reported on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

–	All financial assets and liabilities that are reported net on the balance sheet
–	All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

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

For repurchase and reverse repurchase agreements and other similar secured lending and borrowing, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

The Santander UK group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables below do not purport to represent the Santander UK group’s actual credit exposure.

	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset			Assets not
2017	Gross amounts £m	Amounts offset £m	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral(1) £m	Net amount £m	subject to enforceable netting arrangements(2) £m	Balance sheet total(3) £m
Assets
Derivative financial instruments	30,155	(10,479)	19,676	(14,772)	(2,785)	2,119	266	19,942
Reverse repurchase, securities borrowing & similar agreements:
– Trading assets	15,224	(6,354)	8,870	(355)	(8,515)	–	–	8,870
– Loans and advances to banks	2,464	–	2,464	–	(2,464)	–	–	2,464
Loans and advances to customers and banks(4)	6,124	(1,459)	4,665	–	–	4,665	198,283	202,948
	53,967	(18,292)	35,675	(15,127)	(13,764)	6,784	198,549	234,224

Liabilities
Derivative financial instruments	27,839	(10,479)	17,360	(14,772)	(1,951)	637	253	17,613
Repurchase, securities lending & similar agreements:
– Trading liabilities	31,858	(6,354)	25,504	(355)	(25,149)	–	–	25,504
– Deposits by banks and customers	1,578	–	1,578	–	(1,578)	–	–	1,578
Deposits by customers and banks(4)	2,186	(1,459)	727	–	–	727	188,900	189,627
	63,461	(18,292)	45,169	(15,127)	(28,678)	1,364	189,153	234,322

2016
Assets
Derivative financial instruments	34,125	(8,819)	25,306	(17,417)	(2,384)	5,505	165	25,471
Reverse repurchase, securities borrowing & similar agreements:
– Trading assets	12,607	(1,895)	10,712	(2,113)	(8,599)	–	–	10,712
– Loans and advances to banks	1,462	–	1,462	–	(1,462)	–	–	1,462
Loans and advances to customers and banks(4)	5,493	(1,491)	4,002	–	–	4,002	198,621	202,623
	53,687	(12,205)	41,482	(19,530)	(12,445)	9,507	198,786	240,268

Liabilities
Derivative financial instruments	31,635	(8,819)	22,816	(17,417)	(2,565)	2,834	287	23,103
Repurchase, securities lending & similar agreements:
– Trading liabilities	10,693	(1,895)	8,798	(2,113)	(6,685)	–	–	8,798
– Deposits by banks and customers	2,886	–	2,886	–	(2,886)	–	–	2,886
Deposits by customers and banks(4)	2,179	(1,491)	688	–	–	688	178,921	179,609
	47,393	(12,205)	35,188	(19,530)	(12,136)	3,522	179,208	214,396

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages which are classified as either and that are subject to netting.

Santander UK Group Holdings plc	243

Annual Report 2017 on Form 20-F | Financial statements

39. RING-FENCING

Regulation

The Financial Services (Banking Reform) Act 2013 inserted provisions into the Financial Services and Markets Act 2000 (FSMA) and related legislation (the Banking Reform Legislation) requiring the Santander UK group amongst a number of other UK banking groups, to operationally and legally separate certain retail banking activities from certain wholesale or investment banking activities by 1 January 2019. This is known as ‘ring-fencing’. The Banking Reform Legislation specifies:

–	Certain banking services or activities, the performance of which will cause a UK bank to be a ring-fenced bank (RFB); and
–	Certain banking services and activities, along with certain types of credit risk exposure or off-balance sheet items, which an RFB will be prohibited from carrying on or incurring (prohibited business).

As a result, under the ring-fencing regime, an RFB is only permitted to carry on banking services or activities that are not prohibited (permitted business).

Proposed Santander UK group model

Under the model chosen by the Santander UK group to implement its ring-fencing plan:

–	Santander UK plc will be the primary RFB within an RFB sub-group, will continue to be a subsidiary of Santander UK Group Holdings plc, will continue to accept deposits from the public and will be the holding company of the Santander UK RFB sub-group. Cater Allen Limited will also be an RFB and part of the Santander UK RFB sub-group. Neither Santander UK plc nor Cater Allen Limited will conduct prohibited business;
–	The business of the Crown Dependency branches (Jersey and Isle of Man) of Santander UK plc will be transferred outside the Santander UK plc group pursuant to transfer schemes effected under relevant Jersey and Isle of Man law;
–	Abbey National Treasury Services plc will become a wholly-owned direct subsidiary of Santander UK Group Holdings plc, and will be emptied of all material assets, save for a small pool of residual assets. The prohibited business of Abbey National Treasury Services plc, which principally includes our derivatives business with financial institutions, certain corporates and elements of our short term markets business, will transfer to Banco Santander SA or its London branch (SLB). The majority of the permitted business of Abbey National Treasury Services plc will transfer to Santander UK plc, with a small amount of the permitted business of Abbey National Treasury Services plc transferring to SLB. The branch of Abbey National Treasury Services plc in the US will be closed by the end of December 2018; and
–	Except for the business of the Crown Dependency branches, SLB will carry on all business that constitutes prohibited business, save for a small pool of assets in Abbey National Treasury Services plc.

Implementation plan

The Santander UK group is on track to enable the ring-fencing structure to be implemented in advance of the regulatory deadline.

On 16 October 2017, Santander UK plc, Abbey National Treasury Services plc, Santander UK Group Holdings plc and Banco Santander S.A. entered into a ring-fencing transfer scheme (RFTS) which formalised the business transfers required to implement the planned ring-fenced structure. These business transfers will be made at book value which represents appropriate and reasonable compensation and a fair value for the Santander UK group.

The RFTS is a transfer scheme under Part VII of FSMA that enables UK banks to implement the ring-fencing requirements. This is a court process that requires (i) the PRA to approve the scheme (in consultation with the FCA); (ii) the appropriate regulatory authority in respect of each transferee to provide a certificate of adequate financial resources in relation to that transferee; and (iii) an independent expert (approved by the PRA, after consultation with the FCA) to provide a scheme report stating whether any adverse effect on persons affected by the scheme is likely to be greater than is reasonably necessary to achieve the ring-fencing purposes of the scheme.

For the prohibited business transfers, additional approvals will be required from the Spanish Ministry of Economy, the Bank of Spain and the European Central Bank. In the case of the Crown Dependency branches, approvals will be required from either the Jersey Financial Services Commission and the Royal Court of Jersey, or the Isle of Man Financial Services Authority and the Isle of Man High Court of Justice.

In January 2018, the PRA approved the application to the court, and in February 2018 the court approved the communication of the proposed scheme to relevant stakeholders to allow them to express their views in court in relation to the scheme. However, until final court approvals have been obtained, which is not expected until the end of the second quarter of 2018, there remains uncertainty regarding the final ring-fenced structure of the Santander UK group.

The RFTS will also unwind the Cross Guarantees, releasing each of Santander UK plc and Abbey National Treasury Services plc from all liabilities under those guarantees, with effect from 1 January 2019.

In addition to the transfers above, a small number of business transfers will be effected in advance where court or regulator approvals are not required. Negotiations with counterparties are ongoing, and until those negotiations are complete, uncertainty remains about the mechanisms by which those transfers will be effected.

As a result of these uncertainties, management considers that no transfers have reached the stage of being regarded as highly probable and, as such, assets and liabilities associated with those proposed transfers have not been classified as held for sale at 31 December 2017.

Furthermore, the management of certain banking services or activities, typically short term markets activities, will be transferred by concurrently running-off existing business in Abbey National Treasury Services plc and writing new business in Santander UK plc or SLB.

244	Santander UK Group Holdings plc

> Notes to the financial statements

Balance sheet impact

As a result of ring-fencing, it is intended that all prohibited business will be transferred to SLB, save for the business of the Crown Dependency branches, and a small pool of residual net assets of less than £1bn in Abbey National Treasury Services plc . At 31 December 2017 the prohibited business that is expected to move to SLB mainly comprised:

–	A small number of the trading assets of £31bn and trading liabilities of £31bn that related to prohibited business.
–	£15bn of the derivative assets of £20bn and £17bn of the derivative liabilities of £18bn which relate to the derivatives business with financial institutions.
–	A small amount (less than £1bn) of loans and advances to customers relating to prohibited corporate loans.

At 31 December 2017 the business of the Crown Dependency branches that will be transferred outside the Santander UK plc group which, at 31 December 2017 mainly comprised customer deposits of £6bn. Santander UK Group Holdings plc will acquire 100% of the ordinary share capital of Abbey National Treasury Services plc from Santander UK plc.

In addition, almost all of the permitted business of Abbey National Treasury Services plc will move to Santander UK plc. At 31 December 2017, this business mainly comprised:

–	All the remaining non-prohibited trading assets of £31bn and trading liabilities of £31bn that related to the permitted elements of Abbey National Treasury Services plc’s short term markets business.
–	All the remaining loans and advances to customers of Abbey National Treasury Services plc of £8bn that related to permitted corporate loans.
–	£1bn of the derivative assets of £20bn and £1bn of the derivative liabilities of £18bn which related to the derivatives business with financial institutions.
–	Most of the £1bn of financial liabilities designated at fair value and £6bn of debt securities in issue that related to short term funding in Abbey National Treasury Services plc.

40. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 31 December 2017 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Santander UK Group Holdings plc	245

Annual Report 2017 on Form 20-F | Financial statements

41. CHANGES TO COMPARATIVE DATA

The following sets out changes to comparative data from those presented in our 2015 Form 20-F.

The tables below set out the changes to comparative data from those presented in our 2015 Form 20-F due to the following:

–	In the fourth quarter of 2017, the basis of presentation of the segmental information was changed, and the prior period restated, to reflect a change in the internal transfer of revenues and costs from the Corporate Centre to the three customer business segments. This enables a more targeted apportionment of capital and other resources in line with the strategy of each segment.
–	In the fourth quarter of 2016, certain customers were transferred between our Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. The balances transferred from Commercial Banking to Retail Banking were £2.2bn in customer loans and £3.2bn in customer deposits at 31 December 2016 (2015: £2.3bn and £3.0bn, respectively). The segmental analyses for Retail Banking and Commercial Banking have been adjusted to reflect these changes for prior years.
–	As described in Note 1, during 2017 management changed the accounting policy for business combinations between entities under common control. For the Santander UK group, the effect of changing the accounting policy is to reduce goodwill by £631m and reduce retained earnings by the same amount.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2015

	Retained earnings £m	Total shareholders’ equity £m	Total equity £m
At 1 January 2015 – as reported in 2015	4,056	13,854	14,193
Adjustment	(631)	(631)	(631)
At 1 January 2015 – as reported in 2017	3,425	13,223	13,562

At 31 December 2015 – as reported in 2015	6,352	15,271	15,662
Adjustment	(631)	(631)	(631)
At 31 December 2015 – as reported in 2017	5,721	14,640	15,031

245a	Santander UK Group Holdings plc

> Notes to the financial statements

Note 2. Segments

	Retail Banking			Commercial Banking
2015	As reported in 2017 £m	Adjustment £m	As reported in 2015 £m	As reported in 2017 £m	Adjustment £m	As reported in 2015 £m
Net interest income	3,097	112	2,985	399	(61)	460
Non-interest income	526	5	521	91	(18)	109
Total operating income	3,623	117	3,506	490	(79)	569
Operating expenses before impairment losses, provisions and charges	(1,898)	(115)	(1,783)	(217)	115	(332)
Impairment (losses)/releases on loans and advances	(90)	(14)	(76)	(25)	14	(39)
Provisions for other liabilities and (charges)/releases	(728)	(1)	(727)	(23)	1	(24)
Total operating impairment losses, provisions and (charges)/releases	(818)	(15)	(803)	(48)	15	(63)
Profit before tax	907	(13)	920	225	51	174

Revenue from external customers	4,529	94	4,435	626	(94)	720
Inter-segment revenue	(906)	23	(929)	(136)	(15)	(151)
Total operating income	3,623	117	3,506	490	(79)	569

Customer loans	167,093	2,263	164,830	18,680	(2,263)	20,943
Total assets	173,479	1,632	171,847	18,680	(2,263)	20,943
Customer deposits	140,358	3,026	137,332	15,076	(3,026)	18,102
Total liabilities	143,157	3,026	140,131	15,076	(3,026)	18,102

	Global Corporate Banking			Corporate Centre			Total
2015	As reported in 2017 £m	Adjustment £m	As reported in 2015 £m	As reported in 2017 £m	Adjustment £m	As reported in 2015 £m	As reported in 2017 £m	Adjustment £m	As reported in 2015 £m
Net interest income	52	(20)	72	27	(31)	58	3,575	–	3,575
Non-interest income	303	(4)	307	78	17	61	998	–	998
Total operating income	355	(24)	379	105	(14)	119	4,573	–	4,573
Operating expenses before impairment losses, provisions and (charges)/releases	(287)	–	(287)	(1)	–	(1)	(2,403)	–	(2,403)
Impairment releases/(losses) on loans and advances	13	–	13	36	–	36	(66)	–	(66)
Provisions for other liabilities and (charges)/releases	(14)	–	(14)	3	–	3	(762)	–	(762)
Total operating impairment losses, provisions and (charges)/releases	(1)	–	(1)	39	–	39	(828)	–	(828)
Profit before tax	67	(24)	91	143	(14)	157	1,342	–	1,342

Revenue from external customers	437	–	437	(1,019)	–	(1,019)	4,573	–	4,573
Inter-segment revenue	(82)	(24)	(58)	1,124	(14)	1,138	–	–	–
Total operating income	355	(24)	379	105	(14)	119	4,573	–	4,573

Customer loans	5,470	–	5,470	7,391	–	7,391	198,634	–	198,634
Total assets	36,593	–	36,593	52,026	–	52,026	280,778	(631)	281,409
Customer deposits	3,013	–	3,013	3,808	–	3,808	162,255	–	162,255
Total liabilities	32,290	–	32,290	75,224	–	75,224	265,747	–	265,747

Santander UK Group Holdings plc	245b

Annual Report 2017 on Form 20-F | Financial statements

Company Balance Sheet

At 31 December

	Notes	2017 £m	2016 £m
Assets
Loans and advances to banks	4	6,260	4,468
Financial investments	5	1,116	1,222
Interests in other entities	6	13,313	12,818
Current tax assets		–	1
Other assets		1	276
Total assets		20,690	18,785
Liabilities
Deposits by banks	7	8	6
Debt securities in issue	8	6,256	4,464
Subordinated liabilities	9	1,116	1,222
Other liabilities		–	276
Total liabilities		7,380	5,968
Equity
Share capital	10	7,060	7,060
Other equity instruments	11	2,041	1,545
Retained earnings		4,209	4,212
Total shareholders’ equity		13,310	12,817
Total liabilities and equity		20,690	18,785

The accompanying Notes form an integral part of these Financial Statements.

The profit after tax of the Company attributable to shareholders was £659m (2016: £679m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s income statement has not been presented.

The Financial Statements were approved and authorised for issue by the Board on 27 February 2018 and signed on its behalf by:

Nathan Bostock	Antonio Roman
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

246	Santander UK Group Holdings plc

> Primary Company financial statements

Company Cash Flow Statement

At 31 December

	Notes	2017 £m	2016 £m
Cash flows from operating activities
Profit after tax		659	679
Adjustments for:
Non-cash items included in profit		50	21
Net change in operating assets and liabilities		(1,412)	(3,957)
Effects of exchange rate differences		(429)	558
Net cash flows from operating activities		(1,132)	(2,699)
Cash flows from investing activities
Investments in other entities	6	(495)	–
Net cash flows from investing activities		(495)	–
Cash flows from financing activities
Issue of AT1 capital securities	11	500	–
Issuance costs of AT1 capital securities		(4)	–
Issue of debt securities and subordinated notes		2,103	3,241
Issuance costs of debt securities and subordinated notes		(9)	(11)
Dividends paid on ordinary shares	3	(829)	(419)
Dividends paid on other equity instruments		(135)	(111)
Net cash flows from financing activities		1,626	2,700
Change in cash and cash equivalents		(1)	1
Cash and cash equivalents at beginning of the year		4	3
Cash and cash equivalents at the end of the year		3	4

Company Statement of Changes in Equity

For the years ended 31 December

	Notes	Share capital £m	Other equity instruments £m	Retained earnings £m	Total £m
At 1 January 2017		7,060	1,545	4,212	12,817
Total comprehensive income(1):
– Profit after tax		–	–	659	659
Issue of AT1 capital securities	11	–	496	–	496
Dividends on ordinary shares	3	–	–	(553)	(553)
Dividends on other equity instruments		–	–	(135)	(135)
Tax on other equity instruments		–	–	26	26
At 31 December 2017		7,060	2,041	4,209	13,310

At 1 January 2016		7,060	1,545	4,215	12,820
Total comprehensive income(1):
– Profit after tax		–	–	679	679
Dividends on ordinary shares	3	–	–	(593)	(593)
Dividends on other equity instruments		–	–	(111)	(111)
Tax on other equity instruments		–	–	22	22
At 31 December 2016		7,060	1,545	4,212	12,817

(1)	Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.

The accompanying Notes form an integral part of these Financial Statements.

Santander UK Group Holdings plc	247

Annual Report 2017 on Form 20-F | Financial statements

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

2. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

These comprise wages and salaries of £3m (2016: £3m) recharged by the operating company, Santander UK plc. In 2017 and 2016 the Company had no full-time staff as they are all employed by Santander UK plc.

3. DIVIDENDS ON ORDINARY SHARES

Dividends on ordinary shares declared during the year are set out in Note 10 to the Consolidated Financial Statements.

4. LOANS AND ADVANCES TO BANKS

	2017 £m	2016 £m
Placements with other banks	3	4
Amounts due from Santander UK group undertakings	6,257	4,464
	6,260	4,468

The fair values of loans and advances to banks are equal to their carrying amounts. In 2017 and 2016, no impairment losses were incurred.

All of our senior debt issued out of Santander UK Group Holdings plc is downstreamed to our operating company Santander UK plc.

5. FINANCIAL INVESTMENTS

These consist of investments in subordinated notes and have a maturity greater than 10 years.

248	Santander UK Group Holdings plc

> Notes to the Company financial statements

6. INTERESTS IN OTHER ENTITIES

	2017 £m	2016 £m
Interests in ordinary shares of subsidiaries	11,268	11,268
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	495	–
£750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
£300m Perpetual Capital Securities	300	300
£500m Perpetual Capital Securities	500	500
	13,313	12,818

Interests in subsidiaries are held at cost subject to impairment. During 2017 and 2016, no impairment was recognised. The Company has no associates.

a) Interests in ordinary shares of subsidiaries

Interests in ordinary shares of subsidiaries represent the Company’s investment in 100% of the ordinary share capital of Santander UK plc.

Details of subsidiary undertakings and joint ventures are set out in the Shareholder information section and form an integral part of the financial statements.

b) £500m Fixed Rate Reset Perpetual AT1 Capital Securities

On 10 April 2017, the Company acquired £500m Fixed Rate Reset Perpetual AT1 Capital Securities issued by Santander UK plc (the issuer). The securities are perpetual and pay a distribution rate on 24 March, June, September and December. At each distribution payment date, the issuer can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 6.75% per annum until 24 June 2024; thereafter, the distribution rate resets every five years to a rate of 5.792% per annum above the then prevailing 5 year sterling mid swap rate. The Fixed Rate Reset Perpetual AT1 Capital Securities will be automatically written down should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Fixed Rate Reset Perpetual AT1 Capital Securities are redeemable at the option of the issuer on 24 June 2024 or on any reset date thereafter. No such redemption may be made without the consent of the PRA.

c) £750m Fixed Rate Reset Perpetual AT1 Capital Securities

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

d) £300m Perpetual Capital Securities

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

e) £500m Perpetual Capital Securities

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

Santander UK Group Holdings plc	249

Annual Report 2017 on Form 20-F | Financial statements

7. DEPOSITS BY BANKS

These consist of amounts due to subsidiaries and are repayable on demand.

8. DEBT SECURITIES IN ISSUE

The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2015.

Of the change in carrying value from £4,464m in 2016 to £6,256m in 2017, cash and non-cash changes amounted to £2,103m and £(311)m respectively. Non-cash changes comprised £(324)m of unrealised foreign exchange differences and £13m of other changes, mainly accrued interest.

9. SUBORDINATED LIABILITIES

Dated subordinated liabilities	Maturity	2017 £m	2016 £m
4.75% Subordinated notes (US$1,000m)	2025	745	816
5.625% Subordinated notes (US$500m)	2045	371	406
		1,116	1,222

The change in carrying value comprised non-cash changes of £(106)m in respect of unrealised foreign exchange differences.

10. SHARE CAPITAL

Details of the Company’s share capital are set out in Note 30 to the Consolidated Financial Statements.

11. OTHER EQUITY INSTRUMENTS

Details of the Company’s other equity instruments are set out in Note 31 to the Consolidated Financial Statements.

12. RELATED PARTY TRANSACTIONS

The Company’s only transactions with related parties arise in connection with the receipt of dividends declared by its subsidiary, payment of dividends on its own ordinary shares and Perpetual Capital Securities, interest payments to its subsidiary on intercompany loans and interest received from its subsidiary relating to downstreamed funding of senior debt.

In addition, and as described in Note 39 to the Consolidated Financial Statements, on 16 October 2017 Santander UK plc, Abbey National Treasury Services plc, Santander UK Group Holdings plc and Banco Santander SA entered into a ring-fencing transfer scheme which formalised the business transfers required to implement the planned ring-fenced structure.

13. EVENTS AFTER THE BALANCE SHEET DATE

See Note 40 to the Consolidated Financial Statements.

250	Santander UK Group Holdings plc

Shareholder information

Contents

Selected financial data	252
Subsidiaries, joint ventures and associates	256
Forward-looking statements	259

Santander UK Group Holdings plc	251

Annual Report 2017 on Form 20-F | Shareholder information

Selected financial data

The financial information set forth below for the years ended 31 December 2017, 2016 and 2015 and at 31 December 2017 and 2016 has been derived from the audited Consolidated Financial Statements of Santander UK Group Holdings plc (the Company) and its subsidiaries (together, the Santander UK group) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Consolidated Financial Statements and the notes thereto.

The financial information of Santander UK Group Holdings plc and its subsidiaries has been presented at 31 December 2014 and 2013 and for the year ended 31 December 2013 as if the Company and Santander UK plc and its subsidiaries have always been part of the same consolidated group using merger accounting principles as detailed in Note 1 to the Consolidated Financial Statements. The financial information has been derived from the consolidated financial statements of Santander UK plc and its subsidiaries not included in this Annual Report and prepared on the basis as detailed in Note 1 to the Consolidated Financial Statements.

The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006.

BALANCE SHEETS

	2017(2)	2017	2016(1)	2015(1)	2014(1)	2013(1)
	US$m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	44,336	32,771	17,107	16,842	22,562	26,374
Trading assets	41,338	30,555	30,035	23,961	21,700	22,294
Derivative financial instruments	26,980	19,942	25,471	20,911	23,021	20,049
Financial assets designated at fair value	2,836	2,096	2,140	2,398	2,881	2,747
Loans and advances to banks	8,023	5,930	4,352	3,551	2,057	2,347
Loans and advances to customers	269,879	199,482	199,733	198,043	188,691	184,587
Financial investments	23,826	17,611	17,466	9,064	9,062	6,106
Interests in other entities	99	73	61	48	38	27
Intangible assets	2,357	1,742	1,685	1,600	1,556	1,704
Property, plant and equipment	2,162	1,598	1,491	1,597	1,624	1,521
Current tax assets	–	–	–	51	–	114
Deferred tax assets	–	–	–	–	–	16
Retirement benefit assets	607	449	398	556	315	118
Other assets	3,397	2,511	2,571	2,156	1,839	1,651
Total assets	425,840	314,760	302,510	280,778	275,346	269,655
Liabilities
Deposits by banks	18,648	13,784	9,769	8,278	8,214	8,696
Deposits by customers	240,033	177,421	172,726	163,232	153,606	147,167
Trading liabilities	42,087	31,109	15,560	12,722	15,333	21,278
Derivative financial instruments	23,829	17,613	23,103	21,508	22,732	18,863
Financial liabilities designated at fair value	3,132	2,315	2,440	2,016	2,848	3,407
Debt securities in issue	66,103	48,860	54,792	50,457	51,790	50,870
Subordinated liabilities	5,132	3,793	4,303	3,885	4,002	4,306
Other liabilities	3,691	2,728	3,221	2,445	2,441	1,883
Provisions	755	558	700	870	491	550
Current tax liabilities	4	3	53	1	69	4
Deferred tax liabilities	119	88	128	223	59	–
Retirement benefit obligations	387	286	262	110	199	672
Total liabilities	403,920	298,558	287,057	265,747	261,784	257,696
Equity
Share capital	9,551	7,060	7,060	7,060	11,268	11,268
Other equity instruments	2,762	2,041	1,545	1,545	800	–
Merger reserve	–	–	–	–	(2,543)	(2,543)
Other reserves	407	301	524	314	273	(116)
Retained earnings	8,657	6,399	5,925	5,721	3,425	2,746
Total shareholders’ equity	21,377	15,801	15,054	14,640	13,223	11,355
Non-controlling interests	543	401	399	391	339	604
Total equity	21,920	16,202	15,453	15,031	13,562	11,959
Total liabilities and equity	425,840	314,760	302,510	280,778	275,346	269,655

(1)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.
(2)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 – US$1.3529, the noon buying rate on 31 December 2017.

252	Santander UK Group Holdings plc

> Selected financial data

INCOME STATEMENTS

	2017(1)	2017	2016	2015	2014	2013
	US$m	£m	£m	£m	£m	£m
Net interest income	5,145	3,803	3,582	3,575	3,434	2,963
Net fee and commission income	1,092	807	770	715	739	758
Net trading and other income	409	302	443	283	297	308
Total operating income	6,646	4,912	4,795	4,573	4,470	4,029
Operating expenses before impairment losses, provisions and charges	(3,385)	(2,502)	(2,417)	(2,403)	(2,397)	(2,195)
Impairment losses on loans and advances	(275)	(203)	(67)	(66)	(258)	(475)
Provisions for other liabilities and charges	(532)	(393)	(397)	(762)	(416)	(250)
Total operating impairment losses, provisions and charges	(807)	(596)	(464)	(828)	(674)	(725)
Profit from continuing operations before tax	2,454	1,814	1,914	1,342	1,399	1,109
Tax on profit from continuing operations	(758)	(560)	(597)	(380)	(289)	(211)
Profit from continuing operations after tax	1,696	1,254	1,317	962	1,110	898
Loss from discontinued operations after tax	–	–	–	–	–	(8)
Profit after tax	1,696	1,254	1,317	962	1,110	890

Attributable to:
Equity holders of the parent	1,644	1,215	1,272	914	1,070	833
Non-controlling interests	52	39	45	48	40	57
Profit after tax	1,696	1,254	1,317	962	1,110	890
(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 – US$1.3529, the noon buying rate on 31 December 2017.

SELECTED STATISTICAL INFORMATION

	2017	2016	2015	2014	2013
	%	%	%	%	%
Capital ratios:
CET1 capital ratio(1)	12.2	11.6	11.6	11.9	n/a
Total capital ratio	17.8	17.3	17.4	17.3	n/a
Equity to assets ratio(2)(10)	4.35	4.40	4.47	4.26	3.90
Ratio of earnings to fixed charges:(3)
– Excluding interest on retail deposits	293	275	215	205	168
– Including interest on retail deposits	185	165	142	140	125
Profitability ratios:
Return on assets(4)	0.40	0.44	0.34	0.40	0.30
Return on ordinary shareholders’ equity(5)(10)	8.9	9.6	7.2	9.0	7.3
Dividend payout ratio(6)	46	47	50	46	51
Cost-to-income ratio(7)	51	50	53	54	54
Non-performing loans ratio(8)	1.42	1.50	1.54	1.80	2.04
Loan-to-deposit ratio(9)	113	116	121	124	126

(1)	Regulatory capital is calculated in accordance with the requirements of CRD IV, following the adoption of CRD IV with effect from 1 January 2014.
(2)	Average ordinary shareholders’ equity divided by average total assets. Average balances are based on monthly data.
(3)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit from continuing operations before tax and before adjustment for non-controlling interests plus fixed charges. Fixed charges consist of interest expense, including the amortisation of discounts and premiums on debt securities in issue and related capitalised expenses and including or excluding interest on retail deposit as appropriate.
(4)	Profit after tax divided by average total assets. Average balances are based on monthly data.
(5)	Profit after tax divided by average ordinary shareholders’ equity.
(6)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.
(7)	The cost-to-income ratio is defined as total operating expenses before impairment losses, provisions and charges divided by total operating income.
(8)	Non-performing loans ratio is defined as non-performing loans as a percentage of customer assets.
(9)	The loan-to-deposit ratio is defined as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).
(10)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	253

Annual Report 2017 on Form 20-F | Shareholder information

Alternative Performance Measures (APMs)

This Annual Report includes certain financial measures which are not accounting measures within the scope of IFRS. European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS. APMs measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. The APMs we have identified are outlined below and are not a substitute for IFRS measures. We have identified the following APMs:

1. Return on tangible equity (RoTE)

2. Adjusted profit before tax

	2017	2016	2015
RoTE	10.2%	10.9%	8.2%
Adjusted profit before tax	£1,952m	£2,031m	£1,792m

Until Q3 2017, Banking NIM was presented as an APM and as a non-IFRS financial measure. Because Banking NIM is calculated on the basis of the average of customer loans that are reported for segment reporting purposes under IFRS, management does not consider Banking NIM to be an APM or a non-IFRS financial measure.

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

	2017	2016(2)	2015(2)
	£m	£m	£m
Profit after tax	1,254	1,317	962
Less: non-controlling interests	(39)	(45)	(48)
Profit due to equity holders of the parent (A)	1,215	1,272	914
Average shareholders’ equity	15,828	15,242	14,297
Less: average AT1 securities	(1,793)	(1,545)	(1,172)
Less: average non-controlling interests	(400)	(395)	(366)
Average ordinary shareholders’ equity(1) (B)	13,635	13,302	12,759
Average goodwill and intangible assets(1)	(1,714)	(1,643)	(1,578)
Average tangible equity(1) (C)	11,921	11,659	11,181
Return on ordinary shareholders’ equity (A/B)	8.9%	9.6%	7.2%
RoTE (A/C)	10.2%	10.9%	8.2%

(1)	Average balances are based on the average of the current and prior year closing balances.
(2)	Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.

Management does not assess ‘Return on ordinary shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.

254	Santander UK Group Holdings plc

> Selected financial data

2. Adjusted profit before tax

Adjusted profit before tax is defined as profit before tax excluding the accrued interest release on a foreign tax liability, the gain on sale of Vocalink Holdings Limited shareholding, the gain on sale of Visa Europe Limited shareholding, ring-fencing costs including intangible asset write-downs, certain PPI provision charges and other conduct provision charges. A reconciliation between adjusted profit before tax and profit before tax, the nearest IFRS measure, is as follows:

	2017	2016	2015
	£m	£m	£m
Net interest income
Reported	3,803	3,582	3,575
Adjust for release of accrued interest on a foreign tax liability	(39)	–	–
Adjusted	3,764	3,582	3,575

Non-interest income
Reported	1,109	1,213	998
Adjust for gain on sale of Vocalink Holdings Limited shareholding	(48)	–	–
Adjust for gain on sale of Visa Europe Limited shareholding	–	(119)	–
Adjusted	1,061	1,094	998

Operating expenses before impairment losses, provisions and charges
Reported	(2,502)	(2,417)	(2,403)
Adjust for ring-fencing costs, including intangible asset write-downs	81	122	–
Adjusted	(2,421)	(2,295)	(2,403)

Provisions for other liabilities and charges
Reported	(393)	(397)	(762)
Adjust for PPI provision charge	109	114	450
Adjust for other conduct provision charge	35	–	–
Adjusted	(249)	(283)	(312)

Profit before tax
Reported	1,814	1,914	1,342
Specific income, expenses and charges	138	117	450
Adjusted profit before tax	1,952	2,031	1,792

The financial results for 2017, 2016 and 2015 included a number of specific income, expenses and charges. Management believes that the operating trends of the business can be better understood if these items are identified separately. The aggregate impact on profit before tax in 2017 was £138m (2016: £117m, 2015: £450m). The specific income, expenses and charges are outlined below:

–	Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to make claim expired in H117. The income of £39m is reported in Corporate Centre net interest income for 2017.

–	Gain on sale of Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for 2017.

–	Gain on sale of Visa Europe Limited shareholding

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for 2016.

–	Ring-fencing costs, and related intangible asset write-downs

Ring-fencing costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Intangible asset write-downs primarily relate to a multi-entity banking platform developed for our non-ring fenced back under the original ring-fencing structure. Ring-fencing costs and related intangible asset write-downs are reported in Corporate Centre operating expenses before impairment losses, provisions and charges.

–	PPI provision charge

The total PPI charge for the year was £109m (2016: £144m) and was driven by an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline relating to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience. In 2016, a provision of £114m was made when we applied the principles published in the August 2016 FCA papers, and a further £32m was made in relation to a past business review.

–	Other conduct provision charge

Provisions for other liabilities and charges of £35m in 2017 relate to the sale of interest rate derivatives, following an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

Santander UK Group Holdings plc	255

Annual Report 2017 | Shareholder information

Subsidiaries, joint ventures and associates

In accordance with Section 409 of the Companies Act 2006, a list of Santander UK Group Holdings plc’s subsidiaries, joint ventures and associates, the registered office, the country of incorporation and the effective percentage of equity owned at 31 December 2017 is disclosed below. This section forms an integral part of the financial statements.

Subsidiaries

All subsidiaries are consolidated by the Santander UK group.

Incorporated and registered in England and Wales:

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
2 & 3 Triton Limited	A	Indirect	Ordinary £1	100	100
A & L CF December (1) Limited (in liquidation)	K	Indirect	Ordinary £1	–	100
A & L CF June (2) Limited	A	Indirect	Ordinary £1	–	100
A & L CF June (3) Limited	A	Indirect	Ordinary £1	–	100
A & L CF March (5) Limited	A	Indirect	Ordinary £1	–	100
A & L CF September (4) Limited	A	Indirect	Ordinary £1	–	100
Abbey National Beta Investments Limited	A	Indirect	Ordinary £1	100	100
Abbey National Business Office Equipment Leasing Limited	A	Indirect	Ordinary £1	100	100
Abbey National Nominees Limited	A	Indirect	Ordinary £1	100	100
Abbey National PLP (UK) Limited	A	Indirect	Ordinary £1	100	100
Abbey National Property Investments	A	Indirect	Ordinary £1	100	100
Abbey National Treasury (Structured Solutions) Limited	A	Indirect	Ordinary £0.01	–	100
Abbey National Treasury Services Investments Limited	A	Indirect	Ordinary £1	100	100
Abbey National Treasury Services Overseas Holdings	A	Indirect	Ordinary £1 Non–redeemable preference £1 Minority £1	100	100
Abbey National Treasury Services plc	A	Indirect	Ordinary £1	100	100
Abbey National UK Investments	A	Indirect	Ordinary €0.20	100	100
			Ordinary £1
Abbey Stockbrokers (Nominees) Limited	A	Indirect	Ordinary £1	–	100
Abbey Stockbrokers Limited	A	Indirect	Ordinary £1 A Preference £1 B Preference £1	–	100
Alliance & Leicester Cash Solutions Limited	A	Indirect	Ordinary £1	100	100
Alliance & Leicester Commercial Bank plc	A	Indirect	Ordinary £1	100	100
Alliance & Leicester Investments (Derivatives) Limited	A	Indirect	Ordinary £1	100	100
Alliance & Leicester Investments (No.2) Limited	A	Indirect	Ordinary £1	100	100
Alliance & Leicester Investments Limited	A	Indirect	Ordinary £1 Non–cumulative fixed rate preference £1	100	100
Alliance & Leicester Limited	L	Indirect	Ordinary £0.50	100	100
Alliance & Leicester Personal Finance Limited	L	Indirect	Ordinary £1	100	100
AN (123) Limited	A	Indirect	Ordinary £0.10	100	100
ANITCO Limited	A	Indirect	Ordinary £1	100	100
Cater Allen Holdings Limited	A	Indirect	Ordinary £1	100	100
Cater Allen International Limited	A	Indirect	Ordinary £1	100	100
Cater Allen Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Lloyd’s Holdings Limited	A	Indirect	Ordinary £1	100	100
Cater Allen Syndicate Management Limited	A	Indirect	Ordinary £1 Preference £1	–	100
First National Motor Business Limited	A	Indirect	Ordinary £1	100	100
First National Motor Contracts Limited	A	Indirect	Ordinary £1	100	100
First National Motor Facilities Limited	A	Indirect	Ordinary £1	100	100
First National Motor Finance Limited	A	Indirect	Ordinary £1	100	100
First National Motor Leasing Limited	A	Indirect	Ordinary £1	100	100
First National Motor plc	B	Indirect	Ordinary £1	100	100
First National Tricity Finance Limited	A	Indirect	Ordinary £1	100	100
Girobank Investments Limited (in liquidation)	K	Indirect	Ordinary £1	100	100
Insurance Funding Solutions Limited	A	Indirect	Ordinary £1	100	100
Liquidity Limited	A	Indirect	Ordinary A £0.10 Ordinary B1 £0.10 Ordinary B2 £0.10 Preference £1	100	100

256	Santander UK Group Holdings plc

> Subsidiaries, joint ventures and associates

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Mortgage Engine Limited	A	Indirect	Ordinary £1	100	100
PSA Finance UK Limited	M	Indirect	Ordinary £1	–	50
Santander (CF Trustee Property Nominee) Limited	D	Trust relationship	Ordinary £1	–	–
Santander (CF Trustee) Limited	D	Trust relationship	Ordinary £1	–	–
Santander (UK) Group Pension Scheme Trustees Limited	D	Indirect	Ordinary £1	100	100
Santander Asset Finance (December) Limited	L	Indirect	Ordinary £1	–	100
Santander Asset Finance plc	A	Indirect	Ordinary £0.10	100	100
Santander Cards Limited	A	Indirect	Ordinary £1	–	100
Santander Cards UK Limited	A	Indirect	Ordinary £1	100	100
Santander Consumer (UK) plc	B	Indirect	Ordinary £1	100	100
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	–	100
Santander Equity Investments Limited	A	Indirect	Ordinary £1	100	100
Santander Estates Limited	L	Indirect	Ordinary £1	100	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	–	100
Santander Guarantee Company	A	Indirect	Ordinary £1	100	100
Santander Lending Limited	A	Indirect	Ordinary £1	100	100
Santander Private Banking UK Limited	A	Indirect	Ordinary £1	100	100
Santander Secretariat Services Limited	A	Indirect	A Ordinary US$0.01	–	100
Santander UK Foundation Limited	A	Indirect	Guarantee ownership	100	100
Santander UK plc	A	Direct	Ordinary £0.10	–	100
Sheppards Moneybrokers Limited	A	Indirect	Ordinary £1 Non-voting preference £1	100	100
Solarlaser Limited	A	Indirect	Ordinary £1	100	100
SCF Eastside Locks GP Limited	D	Trust relationship	Ordinary £1	–	–
The Alliance & Leicester Corporation Limited	A	Indirect	Ordinary £1	100	100
The National & Provincial Building Society Pension Fund Trustees Limited (in liquidation)	K	Trust relationship	Ordinary £1	–	–
Time Retail Finance Limited (in liquidation)	K	Indirect	Ordinary £1 Ordinary £0.0001	– –	100 100
Tuttle and Son Limited	A	Indirect	Ordinary £1	–	100
Wave SME Holdings Limited	A	Direct	Ordinary £1	–	100
Wave SME Technology Limited	A	Direct	Ordinary £1	–	100
Wave SME UK Limited	A	Direct	Ordinary £1	–	100

(1)	Refer to the key at the end of this section for the registered office address.

Incorporated and registered outside England and Wales:

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
A & L CF (Guernsey) Limited	F	Indirect	Ordinary £1	–	100
Abbey Business Services (India) Private Limited	N	Indirect	Ordinary INR 10	–	100
Abbey National International Limited	G	Indirect	Ordinary £1	100	100
ALIL Services Limited	P	Indirect	Ordinary £1	100	100
Carfax (Guernsey) Limited	F	Indirect	Ordinary £1	100	100
Santander Cards Ireland Limited	Q	Indirect	Ordinary €1 Ordinary €1.27	–	100
Santander ISA Managers Limited	O	Indirect	Ordinary £1	100	100
Sovereign Spirit Limited	H	Indirect	Ordinary BMD 1	–	100
Whitewick Limited	G	Indirect	Ordinary £1	100	100

(1)	Refer to the key at the end of this section for the registered office address, including the country.

Santander UK Group Holdings plc	257

Annual Report 2017 | Shareholder information

Other subsidiary undertakings

All these entities are registered in England and Wales, except where noted.

The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

Name of entity	Registered office(1)	Name of entity	Registered office(1)
Abbey Covered Bonds LLP	A	Langton PECOH Limited	C
Abbey Covered Bonds (LM) Limited	J	Langton Securities (2008-1) plc	C
Abbey Covered Bonds (Holdings) Limited	J	Langton Securities (2010-1) plc	C
Auto ABS UK Loans plc	C	Langton Securities (2010-2) plc	C
Auto ABS UK Loans 2017 Holdings Limited	C	Langton Securities (2012-1) plc (in liquidation)	C
Auto ABS UK Loans 2017 plc	C	Langton Securities Holdings Limited	C
Fosse (Master Issuer) Holdings Limited	C	MAC No. 1 Limited	A
Fosse Funding (No.1) Limited	C	Motor 2012 Holdings Limited (in liquidation)	E
Fosse Master Issuer plc	C	Motor 2012 plc (in liquidation)	E
Fosse PECOH Limited	C	Motor 2014-1 Holdings Limited	C
Fosse Trustee (UK) Limited	A	Motor 2014-1 plc (in liquidation)	S
HCUK Auto Funding 2015 Limited	C	Motor 2015-1 Holdings Limited	C
HCUK Auto Funding 2016-1 Limited	C	Motor 2015-1 plc	C
Holmes Funding Limited	A	Motor 2016-1 Holdings Limited	C
Holmes Holdings Limited	A	Motor 2016-1 plc	C
Holmes Master Issuer plc	A	Motor 2016-1M Limited	C
Holmes Trustees Limited	A	Motor 2017-1 Holdings Limited	C
Langton Funding (No.1) Limited	C	Motor 2017-1 plc	C
Langton Mortgages Trustee (UK) Limited	A	PECOH Limited	A

(1)	Refer to the key at the end of this section for the registered office address.

Joint ventures and associates

All these entities are registered in England and Wales and are accounted for by the equity method of accounting.

Name of joint venture	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Hyundai Capital UK Limited	R	Indirect	Ordinary £1	–	50
PSA UK Number 1 plc	M	Indirect	B Ordinary £1 C Ordinary £1	50	50
Syntheo Limited	I	Indirect	Ordinary £1	50	50

(1)	Refer to the key at the end of this section for the registered office address.

All entities are joint ventures, except for PSA UK Number 1 plc which is an associate. All entities are owned indirectly.

Overseas branches

Santander UK plc has branches in the Isle of Man and Jersey. Abbey National Treasury Services plc has a branch office in the US.

Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	35 Great St. Helen’s, London EC3A 6AP
D	Santander House, 201 Grafton Gate East, Milton Keynes MK9 1AN
E	The Shard, 32 London Bridge Street, London SE1 9SG
F	Fourth Floor, The Albany, South Esplanade, St. Peter Port, Guernsey GY1 4NF
G	19-21 Commercial Street, St. Helier, Jersey JE2 3RU
H	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
I	Medius House, 2 Sheraton Street, London W1F 8BH
J	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
K	Griffins, Tavistock House South, Tavistock Square, London WC1H 9LG
L	Building 3, Floor 2, Carlton Park, Narborough, Leicester LE19 0AL
M	Quadrant House, Princess Way, Redhill RH1 1QA
N	The Residency, 7th Floor, 133/1 Residency Road, Bangalore, KA 560 025, India
O	287 St. Vincent Street, Glasgow, Scotland G2 5NB
P	19/21 Prospect Hill, Douglas, Isle of Man IM99 1RY
Q	25/28 North Wall Quay, Dublin 1, Ireland
R	London Court, 39 London Road, Reigate RH2 9AQ
S	40a Station Road, Upminster, Essex RM14 2TR

258	Santander UK Group Holdings plc

> Forward-looking statements

Forward-looking statements

The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of plans, objectives or goals of Santander UK or its management, including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operation, are considered in detail in the Risk review, and they include:

–   the disruptions and volatility in the global financial markets

–   the effects of UK economic conditions

–   Santander UK’s exposure to UK political developments, including the outcome of the ongoing UK EU Article 50 negotiations on Brexit

–   the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates

–   the effects of any new reforms to the UK mortgage lending market

–   Santander UK’s exposure to any risk of loss from legal and regulatory proceedings

–   the power of the FCA, the PRA, the CMA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including Santander UK, in case of industry-wide issues

–   the effects which the Banking Act 2009 may have on Santander UK’s business and the value of securities issued

–   the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on Santander UK’s business and the value of securities issued

–   the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit and adversely affect Santander UK’s operations

–   Santander UK’s ability to access liquidity and funding on acceptable financial terms

–   the extent to which liquidity requirements and any changes to these requirements may limit and adversely affect Santander UK’s operations

–   Santander UK’s exposure to UK Government debt

–   the effects of the ongoing political, economic and sovereign debt tensions in the eurozone

–   Santander UK’s exposure to risks faced by other financial institutions

–   the effects of an adverse movement in external credit rating assigned to Santander UK, any Santander UK member or any of their respective debt securities

–   the effects of fluctuations in interest rates and other market risks

–   the extent to which Santander UK may be required to record negative fair value adjustments for its financial assets due to changes in market conditions

–   the risk of failing to successfully implement and continue to improve Santander UK’s credit risk management systems

–   the risks associated with Santander UK’s derivative transactions

–   the extent to which Santander UK may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security

–   the risk of third parties using Santander UK as a conduit for illegal or improper activities without Santander UK’s knowledge

–   the risk of failing to effectively improve or upgrade Santander UK’s information technology infrastructure and management information systems in a timely manner

–   Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods

–   the effects of competition with other financial institutions

–   the various risks facing Santander UK as it expands its range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs)

–   Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses

–   the extent to which Santander UK’s loan portfolio is subject to prepayment risk

–   the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and Santander UK may be unable to realise the full value of the collateral securing its loan portfolio

–   the ability of Santander UK to realise the anticipated benefits of its organic growth or business combinations and the exposure, if any, of Santander UK to any unknown liabilities or goodwill impairments relating to acquired businesses

–   the extent to which members of Santander UK may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

–   the effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK operates

–   the effects of any changes in the pension liabilities and obligations of Santander UK

–   the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel

–   the effects of any changes to the reputation of Santander UK, any Santander UK member or any affiliate operating under the Santander UK brands

–   the basis of the preparation of the Company’s and Santander UK’s financial statements and information available about Santander UK, including the extent to which assumptions and estimates made during such preparation are accurate

–   the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

–   the extent to which changes in accounting standards could impact Santander UK’s reported earnings

–   the extent to which Santander UK relies on third parties and affiliates for important infrastructure support, products and services

–   the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates

–   the extent to which different disclosure and accounting principles between the UK and the US may provide you with different or less information about us than you expected

–   the risk associated with enforcement of judgments in the US.

Please refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2017) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Santander UK Group Holdings plc	259

Annual Report 2017 on Form 20-F | Other information for US investors

Other information for US investors

260	Santander UK Group Holdings plc

> Risk factors

Risk factors

An investment in Santander UK Group Holidings plc (the Company) and its subsidiaries (us, we, our or the Santander UK group) involves a number of risks, the material ones of which are set out below.

We are vulnerable to disruptions and volatility in the global financial markets

Over the past 10 years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to periods of reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy, including in the United Kingdom (the UK). Investors remain cautious and a slowing or failing of the global economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the financial services industry.

Financial markets over the past two years have been affected by a series of political events, including the UK’s vote in June 2016 to leave the European Union (EU), and the general election in the UK in June 2017, which caused significant volatility in the global stock and foreign exchange markets (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us’). Further, there continues to be significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate going forward as a result of the UK’s vote to leave the EU. Such uncertainties have had, and may continue to have, a negative impact on macroeconomic conditions and our operating results, financial condition and prospects, and the global economic environment may continue to be adversely affected by political developments (for more information, see the risk factor entitled ‘We may suffer adverse effects as a result of the political, economic and sovereign debt tensions in the eurozone’).

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers, particularly if interest rates continue to rise in 2018 following the Bank of England’s decision to increase the base rate from 25bps to 50bps in November 2017. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins, liquidity and profitability, particularly given the sustained low interest rate environment expected in the medium term.

If all or some of the foregoing risks were to materialise in the global financial markets, this could have a material adverse effect on our operating results, financial condition and prospects.

Our operating results, financial condition and prospects may be materially impacted by economic conditions in the UK

Our business activities are concentrated in the UK, where we offer a range of banking and financial products and services to UK retail and corporate customers. As a consequence, our operating results, financial condition and prospects are significantly affected by the general economic conditions in the UK.

Our financial performance is intrinsically linked to the UK economy and the economic prosperity and confidence of consumers and businesses. The state of the UK economy, along with its related impacts on our profitability, remains a risk. Conversely, a strengthened UK economic performance may increase the possibility of a higher interest rate environment and we note that the Bank of England has commented that it expects to continue to raise interest rates in 2018. In such a scenario, there is a risk that other market participants might offer more competitive product pricing resulting in increased customer attrition and the potential for an increase in defaults on our mortgage and/or loan repayments.

In particular, we may face, among others, the following risks related to any future economic downturn:

–	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs, may affect the pricing of our products and services, increase our conduct and regulatory risks related to non-compliance, reduce investment available to enhance our product offerings, and limit our ability to pursue business opportunities
–	Reduced demand for our products and services
–	Inability of our borrowers to comply fully or in a timely manner with their existing obligations
–	The process we use to estimate losses inherent in our credit exposure requires complex judgements and assumptions, including forecasts of economic conditions and how such economic conditions may impair the ability of our borrowers to repay their loans
–	The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances
–	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected
–	The recovery of the international financial industry may be delayed and impact our operating results, financial condition and prospects
–	Adverse macroeconomic shocks may negatively impact the household income of our retail customers and the profitability of our business customers, which may adversely affect the recoverability of our loans and other extensions of credit and result in increased credit losses.

The possibility of a renewed economic downturn in the UK remains a real risk. This has, to a certain extent, been reflected in the downgrade of the Office for Budget Responsibility forecasts in November 2017 and the downgrade of the UK’s sovereign credit rating in September 2017 (for more information, see the risk factor entitled ‘An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our operating results, financial condition and prospects’). Uncertainty surrounding the future of the eurozone is less acute than before, but a slow increase in growth may pose a risk of a further slowdown in the UK’s principal export markets which would have an adverse effect on the broader UK economy, and could cause uncertainty in relation to the terms of the UK’s exit from the EU. The future trading arrangements agreed between the EU and the UK could also have an adverse impact, particularly if the UK has to resort to using World Trade Organisation (WTO) rules.

Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in UK, EU or global economic conditions could reduce the recoverability and value of our assets and require an increase in our level of provisions for bad and doubtful debts. There can be no assurance that we will not have to increase our provisions for loan losses in the future as a result of increases in non-performing loans and/or for other reasons beyond our control. Material increases in our provisions for loan losses and write-offs or charge-offs could have an adverse effect on our operating results, financial condition and prospects. Any significant related reduction in the demand for our products and services could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc	261

Annual Report 2017 on Form 20-F | Other information for US investors

Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us

On 23 June 2016, the UK held a referendum (the UK EU Referendum) on its membership of the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the process, timing and negotiation of the UK’s exit from, and future relationship with, the EU and the basis of the UK’s future trading relationship with the rest of the world.

On 29 March 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice has triggered a two year period of negotiation which will determine the terms on which the UK will exit the EU, taking account of the framework for the UK’s future relationship with the EU. Unless extended, the UK’s EU membership will cease after this two year period. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain, as is the basis of the UK’s future trading relationship with the rest of the world. There is a possibility that the UK’s membership ends at such time without reaching any agreement on the terms of its relationship with the EU going forward, although we note that movement to phase two of the negotiations - with focus on finalising withdrawal issues, transition arrangements and a framework for the UK’s future relationship with the EU - was agreed on 15 December.

A general election in the UK was held on 8 June 2017 (the General Election). The General Election resulted in a hung parliament with no political party obtaining the majority required to form an outright government. On 26 June 2017 it was announced that the Conservative party had reached an agreement with the Democratic Unionist Party (the DUP) in order for the Conservative party to form a minority government with legislative support (‘confidence and supply’) from the DUP. The long term effects of the General Election, which resulted in a minority government, are difficult to predict due to significant uncertainty and the impact on the negotiation of the UK’s exit from the EU. The outcome of the General Election could have a significant impact on the future international and domestic political agendas of the government (including the UK’s exit from the EU), and on the ability of the government to pass legislation in the House of Commons, as well as increasing the risk of further early general elections and a period of political instability and/or a change of government.

While the longer term effects of the UK EU Referendum are difficult to predict, the effects of this Referendum, in addition to the uncertainty created as a result of the outcome of the General Election, could include further financial instability and slower economic growth as well as higher unemployment and inflation in the UK. For instance, the UK Government has stated its intention for the UK to leave both the Single Market and the Customs Union (thereby ceasing to be party to the global trade deals negotiated by the EU on behalf of its members) and this could affect the attractiveness of the UK as a global investment centre and increase tariff and non-tariff barriers for the UK’s trading relationships and, as a result, could have a detrimental impact on UK economic growth. Sustained low or negative interest rates would put further pressure on our interest margins and adversely affect our operating results, financial condition and prospects. Equally, further rises in interest rates (in addition to the rate rise in November 2017) could result in larger default losses which would also impact our operating results, financial condition and prospects.

The UK EU Referendum has also given rise to further calls for a second referendum on Scottish independence. These developments, or the perception that they could occur, could have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets (for more information, see the risk factor entitled ‘We are vulnerable to disruptions and volatility in the global financial markets”).

Asset valuations, currency exchange rates and credit ratings may be particularly subject to increased market volatility during the period of the negotiation of the UK’s exit from the EU. The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum and there is a risk that this may recur during the negotiation of the UK’s exit from the EU as the potential terms of the exit (and any transition period) become public (for more information, see the risk factor entitled ‘An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our operating results, financial condition and prospects’). In addition, we are subject to substantial EU-derived regulation and oversight. There remains significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate when the UK is no longer a member of the EU. This may cause potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues.

For example, we are in the process of implementing a number of key restructuring and strategic initiatives, such as the ring-fencing of our retail banking activities, all of which will be carried out throughout this period of significant uncertainty. This may impact the prospects for successful execution and impose additional pressure on management (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operating results, financial condition and prospects’).

Operationally, there is a significant risk that we and other financial institutions may no longer be able to rely on the European passporting framework for financial services (or an equivalent regime) and may be required to apply for authorisation in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operating results, financial condition and prospects. In addition, the lack of clarity of the impact of the UK EU Referendum on foreign nationals’ long-term residency permissions in the UK may make it challenging for us to retain and recruit adequate staff, which may adversely impact our business.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operating results, financial condition and prospects.

We are subject to substantial regulation and governmental oversight which could adversely affect our operating results, financial condition and prospects.

Supervision and new regulation

As a financial services group, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and in each other location in which we operate, including in the US. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the European Central Bank (ECB), and various legal and regulatory regimes (including the US) that have extra-territorial effect.

The laws, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws, regulations and policies by regulators are also subject to change. Furthermore, there is uncertainty regarding the future relevance of EU regulations and reforms following the UK’s exit from the EU (and during any transitional period). Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect our business, including Spain, the US, the EU, Latin America and other jurisdictions.

262	Santander UK Group Holdings plc

> Risk factors

The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions is still evolving. Moreover, to the extent these laws, regulations and policies are implemented inconsistently in the UK, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such laws, regulations and policies as well as any deficiencies in our compliance with such laws, regulations and policies, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our operating results, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application will not adversely affect us.

During periods of market turmoil in the past 10 years, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision is maintained by the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA).

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect our competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our operating results, financial condition and prospects.

Banking Reform

On 18 December 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted. The Banking Reform Act implemented the recommendations of the Independent Commission on Banking (ICB) and of the Parliamentary Commission on Banking Standards. Among other things, the Banking Reform Act established a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail and/or small business deposits are required to separate or ring-fence their retail banking activities from their wholesale banking activities by 1 January 2019, established a new Payment Systems Regulator (the PSR) and amended the Banking Act 2009 (the Banking Act) to include a bail-in stabilisation power forming part of the special resolution regime (for more information, see the risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’).

On 7 July 2016, the PRA published a policy statement (PS20/16) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ containing its final ring-fencing rules designed to make provision for the group ring-fencing purposes outlined in the Banking Reform Act ahead of the implementation date for ring-fencing on 1 January 2019. The group ring-fencing purposes are intended to insulate a ring-fenced back from, and ensure that a ring-fenced bank is able to take decisions independently of, other members of its group.

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

The Santander UK group is subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, the Santander UK group will need to separate its core retail and small business deposit-taking activities from its prohibited activities. In light of the changeable macro-environment, the board of the Company concluded in December 2016 that we could provide greater certainty for our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence structure it had originally envisaged in early 2016. Under this revised model, Santander UK plc, the main ring-fenced bank, will serve our retail, commercial and corporate customers. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc or Cater Allen Limited, as ring-fenced banks. Prohibited activities which cannot continue to be transacted within the ring-fenced bank principally include our derivatives business with financial institutions and certain corporates, elements of our short term markets business and our branches in Jersey, Isle of Man and the United States (US). The implementation of the new ring-fencing model, entails a legal and organisational restructuring of the Santander UK group’s businesses and operations, including through a ring-fencing transfer scheme. It is expected that Abbey National Treasury Services plc will cease the activities of the its US branch and transfer the majority of its other business; with products, transactions and arrangements with customers and other stakeholders which are permitted in the ring-fence transferred to Santander UK, and products, transactions or arrangements with customers and other stakeholders which are prohibited within the ring-fenced bank transferred to Banco Santander S.A. or its London Branch. Our current intention is to transfer the business of the Jersey and Isle of Man branches to a member of the Santander group outside the ring-fence using transfer schemes under the applicable laws. Our target remains to complete the implementation of our ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, implementation of the ring-fencing model continues to depend on a number of factors, including approvals from applicable regulators and court sanctions. There can be no assurance that these approvals or sanctions will be obtained in line with our implementation plan and other factors such as economic conditions in the UK and globally, and developments in relation to the negotiations on the terms of the UK’s exit from the EU may have a bearing on the implementation of the ring-fence. In light of the scale and complexity of this process, the operational and execution risks for the Santander UK group may be material. This restructuring and migration of customers and transactions could have a material impact on how the Santander UK group conducts its business. The Santander UK group is unable to predict with certainty the attitudes and reaction of its customers.

The restructuring of the Santander UK group’s business pursuant to the ring-fencing regime has taken, and will continue to take, a substantial amount of time and has been, and will continue to be, costly to implement. The separation process and the structural changes which are required could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc	263

Annual Report 2017 on Form 20-F | Other information for US investors

EU fiscal and banking union

The European banking union is expected to be achieved through new harmonised banking rules (in a single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at a European level. Its two main pillars are the Single Supervisory Mechanism (SSM) and the Single Resolution Mechanism (SRM).

The SSM (comprising both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. On 4 November 2014, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of 119 significant banks (at 5 December 2017) in the eurozone, including Banco Santander SA.

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

Further, regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as Banco Santander SA’s main supervisory authority may have a material impact on our operating results, financial condition and prospects and may be impacted by the terms of the UK’s exit from the EU (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us’).

Other regulatory reforms adopted or proposed in the wake of the financial crisis

The revised and re-enacted Markets in Financial Instruments legislation (MiFID) replaces the existing MiFID framework and comprises the Directive 2014/65 of the European Parliament and of the Council, of 15 May 2014 and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID2) and the Regulation 600/2014 of the European Parliament and of the Council of 15 May 2014 and amending Regulation (EU) No 648/2012 (MiFIR). The substantive provisions of MiFID came into force on 3 January 2018 and introduced an obligation to trade certain classes of OTC derivative contracts on trading venues. Certain details remain to be clarified in further binding technical standards to be adopted by the Commission. Although the full impact of MiFID2 and MiFIR on us is not yet known, MiFID2 and MiFIR may lead to changes which negatively impact our profit margins, require it to adjust its business practices or increase its costs (including compliance costs). It is possible that the measures and procedures we have introduced might, in future, be deemed to be misaligned with MiFID obligations, or that individuals within the business may not fully comply with the new procedures. If there are breaches of our MiFID obligations or of other existing laws and regulations relating to financial crime, we could face significant administrative, regulatory and criminal sanctions and restrictions on the conduct of our business and operations, as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.

US regulation

In the US, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Over 2012-2015, the US Commodity Futures Trading Commission (the CFTC) and other US regulators adopted a host of new regulations for swaps markets, including swap dealer registration, business conduct, mandatory clearing, exchange trading and margin regulations. Most of these regulations are either already effective or will come into effect in 2018. Abbey National Treasury Services plc, which became provisionally registered as a swap dealer with the CFTC on 4 November 2013, is currently subject to these regulations for its US facing swaps activities. These rules have already increased and could continue to increase the costs associated with our swaps business. In addition, certain cross-border regulatory conflicts could adversely affect the profitability of our swaps business by reducing the range of counterparties with which we can trade effectively.

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which includes Santander UK plc in relation to its residential mortgage-backed securities programmes, to retain 5% of the credit risk of the assets subject to the securitisation. The rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5% (measured by fair value) of the most subordinated interest in the securitisation, or 5% (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions.

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

Each of these aspects of the Dodd-Frank Act, as well as the changes in US banking regulations, and increased uncertainty surrounding future changes, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, pose to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

264	Santander UK Group Holdings plc

> Risk factors

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. The Competition and Markets Authority (CMA) is the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK. As of 1 April 2015, the PSR also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry.

In August 2016, the CMA published the final report in its market investigation into competition in the personal current account and SME retail banking markets, which identified a number of features of the markets for the supply of personal current accounts, business current accounts and SME lending that, in combination, were having an adverse effect on competition. The CMA is currently implementing a comprehensive package of remedies including, among other things, Open Banking and the introduction of requirements to prompt customers to review the services that they receive from their bank at certain trigger points and to promote customer awareness of account switching. Further work on overdraft charges is ongoing by the FCA, which remains under political scrutiny.

The FCA has recently announced a Strategic Review of Retail Banking Business Models. Over the next year, the FCA will look at the business models of firms to identify any potential conduct or competition issues, explore how free-if-in-credit banking is paid for and understand the impact on business models of changes such as digital conversion and reduced branch usage on business models. It is also looking to secure an appropriate degree of consumer protection for consumers in vulnerable circumstances and at the role such vulnerable customers have on banks’ profitability. The FCA will then consider potential consequences for its consumer protection and competition objectives. It intends to share the results of its analysis in Q2 2018. There can be no assurance that we will not be required to make changes to our business model as a result of this review, and that such changes would not materially and adversely affect us.

In addition, the FCA and PSR continue to undertake a number of competition related studies and reviews across a number of our businesses. Intervention as a result of these studies and reviews, in addition to regulatory reforms, investigations and court cases affecting the UK financial services industry, could have an adverse effect on our operating results, financial condition and prospects, or on our relations with our customers and potential customers.

The Payment Services Directive II (PSD2) is a fundamental piece of payments-related legislation in Europe that came into force in January 2018 and introduced Open Banking, which requires providers to open up access to customers’ online account and payments data to third party providers (TPPs). Customers will be able to give secure access to certain TPPs authorised by the FCA or other European regulators to access account information and to make payments from current accounts. Following the CMA’s retail banking market investigation, Santander UK is one of the nine largest current account providers in the UK that was required to accelerate certain of the PSD2 requirements and implement Open Banking by 13 January 2018.

As a new payments ecosystem, Open Banking/PSD2 has the potential to exacerbate a number of existing risks for the industry and for individual providers, including data loss/data protection, cyber security, fraud and wider financial crime risk. This in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity. An example of the heightened risk is the risk of fraud relating to activities of a TPP pursuant to which funds are redirected to a third party not chosen by the customer; or risk of data misuse by a TPP/other third party where the TPP has requested the data from Santander and this is provided to the TPP. The liability model for unauthorised payments by TPPs is untested. There can be no assurance that the risks associated with Open Banking will not give rise to financial liability or reputational risks for Santander UK.

Financial Crime

There are a number of EU and UK regulatory change proposals and measures targeted at preventing and countering financial crime (including anti-money laundering (AML) and countering the financing of terrorism (CTF) provisions) which came into effect in 2017 or are expected to come into effect in 2018.

As part of the EU’s revision of its AML / CTF rules, Directive (EU) No 2015 / 849 (the Fourth EU Money Laundering Directive) and Regulation (EU) No 847 / 2015 (the EU Wire Transfer Regulation) came into effect on 26 June 2017. The Fourth EU Money Laundering Directive replaced Directive (EC) No 60 / 2005 and significantly expanded the existing AML / CTF regime applicable to financial institutions by, among other things:

–	Increasing the customer due diligence checks required for particular transactions
–	Introducing a requirement to take appropriate steps to identify and assess the risks of money laundering and terrorist financing and to have in place policies, controls and procedures to mitigate and manage those risks effectively
–	Having EU Member States hold beneficial ownership details on a central register for entities incorporated within their territory
–	Applying the UK’s AML / CTF requirements to the branches and majority-owned subsidiaries of financial institutions that are located in non-EEA countries with less strict regimes.

The EU Wire Transfer Regulation replaced the existing Regulation (EC) No 1781 / 2006. The regulation applies to all transfers of funds in any currency which are sent or received by a payment service provider (PSP) or an intermediary PSP established in the EU, subject to certain exceptions for low-risk and low-value payments. The payer’s PSP is required to ensure that any transfer of funds is accompanied by the identification information prescribed in the regulation and must verify the accuracy of this information from a reliable and independent source. Obligations are also imposed on the payee’s PSP to implement effective procedures to detect whether the information about the payer or payee in the messaging or payment and settlement system is incomplete and to take a risk-based approach to determining whether to execute, reject or suspend a transfer of funds with missing information.

On 22 June 2017, the final text of the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 was published in the UK, which came into force on 26 June 2017 and implemented the requirements of those EU measures into national law.

On 15 December, the Council of EU and the European Parliament reached a political agreement on the EU Commission’s proposal to amend the Fourth Anti-Money Laundering Directive. The amended directive (‘5th AMLD’) seeks to prevent large scale concealment of funds and to introduce increased corporate transparency rules, whereby corporate and other legal entities will be required by law to publicly disclose information on beneficial ownership. The amended directive also introduces the application of AML rules to firms providing services associated with virtual currencies and further extends enhanced due diligence requirements to all transactions with natural persons or legal entities established in third countries identified as high risk countries pursuant to Article 9 (2) of the Directive. Following the political agreement between the co-legislators, EU member states will have until mid-2019 to implement the 5th AMLD into national legislation. UK regulations and/or guidance is expected later in 2018.

Santander UK Group Holdings plc	265

Annual Report 2017 on Form 20-F | Other information for US investors

The UK Policing and Crime Act 2017, which received Royal Assent on 31 January 2017, contains several measures to strengthen the enforcement of financial sanctions including enhanced criminal penalties and the power to impose monetary penalties for breaches of financial sanctions, deferred prosecution agreements and serious crime prevention orders for such breaches and the power to temporarily implement UN financial sanctions in the absence of EU implementing measures. Banks are expected to take a proactive approach to reporting any potential sanctions breaches to the new Office of Financial Sanctions Implementation (OFSI), as set out in recent OFSI Guidance. Under the Policing and Crime Act OFSI has powers to fine banks a maximum of £1 million or 50 per cent of the estimated value of the funds or resources, whichever is greater, as well as criminal enforcement powers. The penalty powers apply to offences after the 1st April 2017. In 2016, just over one hundred suspected breaches were reported by firms to OFSI, of which 95 were deemed actual breaches, totalling £75 million.

The UK Immigration Act 2016 requires banks to conduct checks on their current account holders and report any persons unlawfully present in the UK to the Home Office. Banks are required to perform quarterly checks to determine whether they are operating a current account for a person known by the Home Office to be in the UK illegally. If a bank establishes that a customer is an illegal migrant, they will have a duty to report the match and details of any other accounts they provide to the Home Office. The FCA has responsibility for supervising banks adherence to the requirements of the Act. The Home Office may require the bank to close the accounts of such individuals as soon as reasonably practicable. The regulations implementing these changes are expected to be published in 2017.

The Criminal Finances Act 2017 (the CF Act), which received Royal Assent in April 2017, makes provision for a number of important changes to the law governing money laundering, civil recovery and enforcement powers concerning terrorist property. The CF Act introduces a new offence (modelled on the corporate offence under section 7 of the Bribery Act 2010), which will be committed by a corporation which fails to prevent the criminal facilitation of tax evasion by its associated persons (which includes its employees, agents and other persons who perform services for or on behalf of it) regardless of whether the tax is owed in the UK or another country. There is a defence where the corporation has put in place reasonable prevention procedures. If an offence is committed, unlimited financial penalties or ancillary orders could be imposed. The CF Act came into force on 30 September 2017 and includes a range of further provisions targeted at improving the UK Government’s ability to tackle money laundering and corruption, recover the proceeds of crime and counter terrorist financing and enable greater sharing of information between entities within the regulated sector and enforcement agencies. Failure to comply with the requirements of the CF Act could expose Santander UK to significant criminal or civil sanctions.

The implementation of the foregoing measures (whether in their current form or as amended) will materially increase our regulatory and compliance burden. The regulatory changes required substantial amendments to our AML / CTF procedures and policies and may yet require further such amendments. The changes could adversely impact our business by increasing our operational and compliance costs and reducing the value of our assets and operations. These challenges are exacerbated by the complexity arising from overlapping requirements between different legislation, and, in some instances, conflicts of laws. There are also some requirements which have extra-territorial effect, for example, the UK Bribery Act. There are challenges in ensuring the compliance of entities over which we do not have full control or where the UK rules do not align easily with the local requirements. There is a risk that the measures will not be implemented correctly or on time or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures or existing law and regulation relating to financial crime, we could face significant administrative, regulatory and criminal sanctions and restrictions on the conduct of our business and operations, as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.

EU General Data Protection Regulation

The EU General Data Protection Regulation (the GDPR) will have direct effect in all EU Member States from 25 May 2018 and will replace current EU data privacy laws. Although a number of basic existing principles will remain the same, the GDPR introduces new obligations on data controllers and rights for data subjects, including, among others:

–	Accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing
–	Enhanced data consent requirements, which includes “explicit” consent in relation to the processing of sensitive data
–	Obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility
–	Constraints on using data to profile data subjects
–	Providing data subjects with personal data in a useable format on request and erasing personal data in certain circumstances
–	Reporting of breaches without undue delay.

The GDPR also introduces new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20m and fines of up to the higher of 2% of annual worldwide turnover or €10m (whichever is highest) for other specified infringements. The GDPR identifies a list of points to consider when imposing fines (including the nature, gravity and duration of the infringement).

The implementation of the GDPR will require substantial amendments to our procedures and policies. The changes could adversely impact our business by increasing our operational and compliance costs. Further, there is a risk that the measures will not be implemented correctly or that there may be partial non-compliance with the new procedures. If there are breaches of the GDPR obligations, we could face significant administrative and monetary sanctions as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.

266	Santander UK Group Holdings plc

> Risk factors

Further reforms to the mortgage lending market could require significant implementation costs or changes to our business strategy

Mortgage Lending

The final rules in relation to the FCA Mortgage Market Review (MMR) came into force on 26 April 2014. These rules required a number of material changes to the mortgages sales process, both in terms of advice provision in nearly all scenarios and significantly enhanced affordability assessment and evidencing. The new rules permit interest-only loans. However, there is a clear requirement for a clearly understood and credible strategy for repaying the capital (evidence of which the lender must obtain before making the loan).

We have implemented certain changes to implement the MMR requirements. The FCA continues to assess firms’ implementation of the rules introduced as a result of the MMR and commenced a review of responsible lending practices in April 2015, publishing its report in May 2016. This is in addition to regulatory reforms being made as a result of the implementation of the Mortgage Credit Directive from 21 March 2016. In December 2016, the FCA published terms of reference for a market study into competition in the mortgages sector, which is focusing on consumers’ ability to make effective decisions and whether commercial arrangements between lenders, brokers and other players lead to conflicts of interest or misaligned incentives to the detriment of consumers. The FCA aims to publish its interim report setting out its preliminary conclusions and any proposed solutions to address any concerns identified in the spring of 2018, with the final report due in Q4 2018. There can be no assurance that we will not be required to make future changes to our mortgage lending business, whether as a result of the MMR or other mortgage lending reforms, and that such changes would not materially and adversely affect our operating results, financial condition and prospects.

Consumer credit

On 1 April 2014, consumer credit regulation was transferred from the OFT to the FCA in accordance with the Financial Services Act 2012. Firms that held an OFT licence and had registered with the FCA by 31 March 2014, including Santander UK, were granted an interim permission under the new regime and had to apply to the FCA for full authorisation during an application period notified by the FCA. Under the new regime: (i) carrying on certain credit- related activities (including in relation to servicing credit agreements) otherwise than in accordance with permission from the FCA will render the credit agreement unenforceable without FCA approval; and (ii) the FCA has the power to make rules providing that contracts made in contravention of its rules on cost and duration of credit agreements, or in contravention of its product intervention rules, are unenforceable. Santander UK is fully authorised to carry out consumer credit-related regulated activities, however, if the FCA were to impose conditions on that authorisation and/or make changes to the FCA rules applicable to authorised firms with consumer credit permissions, this could have an adverse effect on the Group’s operating results, financial condition and prospects.

We are exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings

We face various issues that may give rise to risk of restrictions on our business and operations, loss and damage (including damage to our reputation) from civil litigation and/or criminal legal and regulatory proceedings. These issues could include failing to comply with existing applicable legal and regulatory requirements or failing to properly implement new applicable laws and regulations, and could result in claims against us or subject us to regulatory or criminal investigations, enforcement actions, fines and/or penalties. Additionally, the current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These risks include:

–	Regulators, agencies and authorities with jurisdiction over us, including the Bank of England (BoE), the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Commission, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR, the Serious Fraud Office (SFO), the National Crime Agency or the courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion
–	Given the recent concurrent competition enforcement powers for the FCA and PSR, there is an increased focus on competition law in financial services which may increase the likelihood of competition law inquiries or investigations
–	The alleged historical or current misselling of financial products, such as Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, presents a risk of civil litigation (including claims management company driven legal campaigns) and/or in enforcement action (including fines) or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products
–	We hold bank accounts for entities that might be or are subject to scrutiny from various regulators and authorities, including the SFO and regulators in the US and elsewhere, which could lead to our conduct being reviewed as part of any such scrutiny
–	We may be liable for damages to third parties harmed by the conduct of our business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Consequently, since 1 October 2015, the Consumer Rights Act has allowed class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases.

We are from time to time subject to certain investigations and claims (civil and criminal) and party to certain legal proceedings brought by private individuals or regulators or governmental authorities in the normal course of our business, including in connection with our lending and payment activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or under regulatory processes in other jurisdictions, such as the EU and the US, where some Santander UK group entities operate. In view of the inherent difficulty of predicting the outcome of legal matters and regulatory investigations and actions, particularly where the claimants or authorities seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines, restrictions and/or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to these various claims, investigations and legal proceedings where we are reasonably able to estimate them. These provisions are reviewed periodically. However, in light of the uncertainties involved in such claims, investigations and proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

The FCA carries out regular and frequent firm-specific and thematic reviews of the conduct of business by financial institutions including banks. An adverse finding by a regulator could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.

Failure to adequately manage the risks arising in connection with our obligations under existing applicable law and regulation or failing to properly implement new applicable law and regulation could result in significant losses including in relation to administrative, regulatory or criminal sanctions and civil penalties, as well as reputational damage, all of which could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc	267

Annual Report 2017 on Form 20-F | Other information for US investors

Potential intervention by the FCA, the PRA, the CMA or an overseas regulator may occur, particularly in response to customer complaints

The PRA and the FCA continue to have an outcome-focused regulatory approach. This involves proactive intervention, investigation and enforcement, and punitive penalties for infringement. As a result, we and other PRA-authorised or FCA-authorised firms continue to face increased supervisory intrusion and scrutiny (resulting in higher costs, including supervision fees), and in the event of a breach of relevant law or regulation, we are likely to face more stringent penalties and regulatory actions.

The developing legal and regulatory regime in which we operate requires us to be compliant across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant law or regulation, there is a risk of an adverse impact on our business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines, civil or criminal penalties, or other action imposed by or agreed with the regulatory authorities, as well as increased costs associated with responding to regulatory inquiries and defending regulatory actions. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss for example as a result of the misselling of a particular product, or through incorrect application or enforcement of the terms and conditions of a particular product or in connection with a competition law infringement.

In particular, the FCA has operational objectives to protect consumers and to promote competition, and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions and monitoring compliance with competition law. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified. Since April 2015 the FCA (and the PSR) also has concurrent competition law enforcement powers. This is in addition to the CMA, the UK’s main competition authority, and the Commission which continue to have jurisdiction, respectively, to enforce competition law infringements in the UK or which have an effect on trade between EU Member States. Following a report by the National Audit Office, the CMA has stated it will seek to shift its focus toward enforcement of competition law breaches. As a result, the UK financial services sector now operates in an environment of heightened competition law scrutiny. Under the Financial Services Act 2010, the FCA also has the power to impose its own customer redress scheme on authorised firms, including us, if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including misselling.

In recent years there has been FCA focus on the misselling of PPI. In November 2015, the FCA issued a consultation paper (CP15/39) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974 (CCA). We applied our interpretation of the proposed rules and guidance in CP15/39 to our assumptions, and made a £450m provision charge in December 2015, notwithstanding the ongoing nature of the consultation. New legislation was introduced in 2015 which has the effect of restricting the corporation tax deductibility for a large proportion of this cost (for more information see the risk factor entitled ‘Changes in taxes and other assessments may adversely affect us’). In August 2016, the FCA issued feedback on CP15/39 and commenced a further consultation (CP16/20) on amendments to the proposed rules and guidance set out in CP15/39, addressing (among other things) the inclusion of profit share in the FCA’s proposed approach to the assessment of fairness and redress and the extension of the deadline for making PPI-related complaints to the end of June 2019. In December 2016 we made an additional £114m provision charge, which represented our best estimate of the cost of future PPI complaints, taking into account the FCA’s proposals in CP16/20.

On 2 March 2017, the FCA published its policy statement (PS17/3) and final rules and guidance, confirming that there would be a two year deadline for PPI complaints, and that this would take effect from 29 August 2017, and include the commencement of a consumer communications campaign. The FCA’s approach to Plevin/unfair relationships under s140A CCA remains largely as set out in CP16/20, so profit share is included in the FCA’s approach to the assessment of fairness and redress. In addition, firms are now required to write to customers whose misselling complaints were previously rejected, and who are within scope of s140A CCA, to inform them of their right to complain again in light of Plevin. The PPI provision was increased by a further £32m in March 2017 to take account of PS17/3 and the FCA’s final rules and guidance. In June 2017, we made a further net charge of £37m, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review. In Q4 2017, we made a further PPI provision of £40m, relating to an increase in estimated future claims activity following the commencement of the FCA advertising campaign for PPI. The ultimate financial impact on us of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provisions made relating to these claims. More generally, we can make no assurance that estimates for potential liabilities, based on the key assumptions used, are correct, and the reserves taken as a result may prove inadequate. If additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred, these expenses could have a material adverse effect on our operating results, financial condition and prospects.

For further information about the provisions for PPI complaint liabilities and other conduct remediation, see Note 27 to the Consolidated Financial Statements. The potential financial impact may be relevant to any future industry-wide misselling or other infringement that could affect our businesses. Any such issues may lead from time to time to: (i) significant costs or liabilities; and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders. Decisions taken by the FOS (or any equivalent overseas regulator that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

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

Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulation; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; and (iv) evolution of the jurisdiction of FOS and related impacts (including the changes proposed by the FCA in a consultation paper (CP18/3) on 22 January 2018, proposing changes to the eligibility criteria to access FOS), it is possible that related costs or liabilities could have a material adverse effect on our operating results, financial condition and prospects.

268	Santander UK Group Holdings plc

> Risk factors

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

In addition, pursuant to amendments made to the Banking Act, which came into force on 1 August 2014, provision has been made for various tools to be used in respect of a wider range of UK entities, including investment firms and certain banking group companies, provided that certain conditions are met. Secondary legislation specifies that the Banking Act powers can be applied to investment firms that are required to hold initial capital of €730,000 or more and to certain UK incorporated non-bank companies in the Group.

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

Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue

The Banking Reform Act as of 31 December 2014 amended the Banking Act to introduce a UK ‘bail-in power’. On 6 May 2014, the Council adopted the EU Bank Recovery and Resolution Directive (BRRD), which contains a similar bail-in power and requires EU Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK Government decided to implement the BRRD bail-in power from 1 January 2015, with the final phase of rules implemented on 1 January 2016.

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

According to the Banking Act, as well as similar principles in the BRRD, the relevant UK resolution authority should have regard to the insolvency treatment principles when exercising the UK bail-in power. The insolvency treatment principles are that: (i) the exercise of the UK bail-in power should be consistent with treating all liabilities of the relevant bank in accordance with the priority that they would enjoy on a liquidation; and (ii) any creditors who would have equal priority on a liquidation should bear losses on an equal footing with each other. HM Treasury may, by order, specify further matters or principles to which the relevant UK resolution authority must have regard when exercising the UK bail-in power. These principles may be specified in addition to, or instead of, the insolvency treatment principles. If the relevant UK resolution authority departs from the insolvency treatment principles when exercising the UK bail-in power, it must report to the Chancellor of the Exchequer stating the reasons for its departure.

The bail-in power under the Banking Act and the BRRD may potentially be exercised in respect of any unsecured debt securities issued by a financial institution under resolution or by a relevant member of the Santander UK group, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act and the BRRD could be exercised in respect of our debt securities. Public financial support would only be used as a last resort, if at all, after having assessed and exploited, to the maximum extent practicable, the resolution tools including the bail-in tool, and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of us would have a material adverse effect on our operating results, financial condition and prospects.

The BRRD also contains a mandatory write down power which requires EU Member States to grant powers to resolution authorities to recapitalise institutions and/ or their EEA parent holding companies that are in severe financial difficulty or at the point of non-viability by permanently writing down Tier 1 and Tier 2 capital instruments issued by such institutions and/or their EEA parent holding companies, or converting those capital instruments into shares (or other instruments of ownership). The mandatory write down provision has been implemented in the UK through the Banking Act. Before taking any form of resolution action or applying any resolution power set out in the BRRD, the UK resolution authorities have the power (and are obliged when specified conditions are determined to have been met) to write down, or convert Tier 1 and Tier 2 capital instruments issued by the relevant institution into CET1 capital instruments before, or simultaneously with, the entry into resolution of the relevant entity. These measures could be applied to certain of our debt securities. The occurrence of circumstances in which write down powers would need to be exercised in respect of us would be likely to have a negative impact on our business.

In contrast to the creditor protections afforded in the event of the bail-in powers being exercised, holders of capital instruments will not be entitled to the ‘no creditor worse-off’ protections under the Banking Act in the event that their capital instruments are written down or converted to equity under the mandatory write-down tool (unless the mandatory write-down tool were to be used alongside a bail-in). Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein.

Santander UK Group Holdings plc	269

Annual Report 2017 on Form 20-F | Other information for US investors

In addition, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result of changes to the PRA Rulebook made to implement the BRRD, the Company is now required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of us, these ex ante powers would have a material adverse effect on our operating results, financial condition and prospects.

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

The Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. The CRR is directly applicable in each EU Member State and does not therefore require national implementing measures, whilst the CRD IV Directive has been implemented by EU Member States through national legislative processes. CRD IV was published in the Official Journal on 27 June 2013 and came into effect on 1 January 2014, with particular requirements expected to be fully effective by 2019. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. On 19 December 2013, the PRA published the initial version of its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms. Binding technical standards adopted by the European Commission have also impacted, and may further impact, the capital requirements which apply under CRD IV.

Under the ‘Pillar 2’ framework, the PRA requires the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. These buffers, which must be met by CET1 capital, include the counter-cyclical capital buffer, sectoral capital requirements, a PRA buffer and the capital conservation buffer. The total size of the capital buffers will be informed by the results of the annual concurrent UK stress testing exercises. The BoE’s approach to stress testing the UK banking system was outlined in October 2015. The BoE is aiming to develop an approach that is explicitly counter-cyclical, with the severity of the stress test and the associated regulatory capital buffers varying systematically with the state of the financial cycle. Furthermore, the framework is aiming to support a continued improvement in UK banks’ risk management and capital planning capabilities, and the BoE expects participating UK banks to demonstrate sustained improvements in their capabilities over time. The PRA can take action if a bank fails to meet the required capital ratio hurdle rates in the stress testing exercise, and the banks which fail to do so will be required to take action to strengthen their capital position over an appropriate timeframe. If a bank does not meet expectations in its risk management and capital planning capabilities in the stress testing exercise, this may inform the setting of its capital buffers. In March 2017, the BoE published its guidance on its 2017 stress tests, which contained both an annual cyclical scenario and a new biennial exploratory scenario, the latter assessing the banks’ long-term resilience to financial risks. The BoE published results of the stress test in November 2017.

Though the results of the PRA’s 2017 stress test did not impact on the level of capital that we are required to hold, the PRA could, in the future, as a result of stress testing exercises (both in the UK and EU wide) and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions (beyond the changes described below), require UK banks and banking groups, including us, to increase our/their capital resources further.

The Financial Services Act 2012 (the FS Act) empowers the Financial Policy Committee of the BoE (FPC), which is a sub-committee of the Court of Directors of the BoE, to give directions to the PRA and the FCA so as to ensure implementation of macroprudential measures intended to manage systemic risk. For the UK, the FPC sets the countercyclical capital buffer rate on a quarterly basis. Following its meeting in June 2017, the FPC announced that the countercyclical capital buffer rate would be increased from 0% to 0.5%, with binding effect from June 2018. On 28 November 2017, it further increased the level to 1% with binding effect from November 2018. As a consequence of our UK-focused business, our countercyclical capital buffer rate will reflect substantially all of this increase.

The FS Act also provides the FPC with certain other macro-prudential tools for the management of systemic risk. Since 6 April 2015, these tools have included powers of direction relating to leverage ratios. In July 2015, the FPC made certain directions to the PRA in relation to the leverage ratio. In December 2015, the PRA issued a policy statement setting out how it would implement the FPC’s direction and recommendations on the leverage ratio. All major UK banks and banking groups (including us) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage requirement of 3.25% (following the PRA’s decision to increase the leverage ratio requirement from 3% to 3.25%, announced in October 2017) and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The FPC has also previously directed the PRA to require UK globally systemically important banks (G-SIBs) and domestically systemically important banks, building societies and PRA-regulated investment firms (including us) to hold enough CET1 capital to meet a supplementary leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Systemic Risk Buffer (SRBF) for domestically systemically important banks. The supplementary leverage ratio buffer was implemented on 1 January 2016, in line with the G-SIB buffer rate imposed by the Financial Stability Board (FSB), with the SRBF to be applicable from 1 January 2019. The FPC finalised and published its SRBF framework on 25 May 2016. Systemic importance is measured using the total assets of ring-fenced bank sub-groups in scope of the SRBF, with higher SRBF rates applicable as total assets increase. In December 2016, the PRA published its statement of policy on the SRBF relevant to ring-fenced bodies. The PRA will review its statement of policy in 2018, following the review of the FPC’s SRBF framework. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to us being further increased.

270	Santander UK Group Holdings plc

> Risk factors

In June 2017, the PRA issued a consultation (CP11/17) proposing to implement recommendations made by the FPC in the same document, that the PRA increase the minimum leverage ratio to 3.25%. In that consultation document, the PRA confirmed that, as currently, firms will need to meet the increased requirement with Tier 1 capital, at least 75% of which must be in the form of CET1.

Regulators in the UK and worldwide have also proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BRRD requires that EU Member States ensure that EU banks meet a Minimum Requirement for Eligible Liabilities (MREL). The BRRD was transposed into UK law in January 2015, with the provisions on MREL taking effect from 1 January 2016. On 9 November 2015, the FSB also published its final Total Loss-Absorbing Capital (“TLAC”) standards for G-SIBs. On 11 December 2015, the BoE published a consultation paper on its proposed statement of policy on its approach to setting MREL and the PRA published a consultation paper and a draft supervisory statement on the relationship between MREL and capital and leverage buffers. The BoE has indicated that it will set MREL on a case-by-case basis, and that it intends to set MREL for G-SIBs as necessary to implement the TLAC standard. The BoE has also indicated that it intends to set consolidated MREL generally no higher than institutions’ current regulatory minimum capital requirements in the period prior to the interim requirement coming into force and consequently there should be no immediate change in regulatory requirements for loss absorbency capacity. For most institutions, the BoE proposes to set a final MREL conformance date of 1 January 2020, although it expects UK G-SIBs, and UK subsidiaries of G-SIBs which are resolution entities (including Santander UK) to meet the interim TLAC minimum requirement by 1 January 2019. In November 2016, the BoE published its responses to the consultation (the Policy Statement). A key change to the BoE’s policy on MREL is that firms will now be required to meet the interim MREL requirements by 1 January 2020 and to meet full MREL requirements by 1 January 2022. The BoE expects to conduct a review of its general approach to calibrating MREL and to set the final transition date by the end of 2020. In May 2017, the BoE published indicative data on the minimum amount of MREL that the larger UK banks and building societies will be required to hold.

Also in November 2016, the PRA published a supervisory statement (SS16/16) on the relationship between MREL and regulatory buffers, in which the PRA set out its policy, based on key aspects of the FSB standards, that CET1 used to meet the MREL requirement cannot also be used to meet the CRD IV combined buffer, the PRA buffer or the leverage ratio buffers. However, a firm which does not have or expects that it will not have sufficient CET1, in addition to the CET1 counted towards its MREL, to meet its CRD IV combined buffer or the PRA buffer can expect enhanced supervisory action and to be required to prepare a capital restoration plan. On 27 July 2017, the PRA published a consultation paper (CP15/17) on its proposals with regard to, amongst other things, the relationship between the MREL and CRD IV combined buffer, the PRA buffer and the leverage ratio buffers. In particular, the PRA proposes to update its previously expressed policies to clarify its expectations regarding the amount of CET1 that firms should not count simultaneously towards those buffer requirements and MREL (i.e. an amount equal to the size of the usable buffer derived from the two going-concern regimes).

On 6 July 2017, the FSB published its Guiding Principles on the Internal Total Loss-Absorbing Capacity of G-SIBs, suggesting that material subsidiaries of G-SIB groups issue internal TLAC (i.e. equity and TLAC compliant debt instruments to the resolution entities in the group) so that losses and recapitalisation needs of material entities or sub-groups may be passed with legal certainty to the resolution entity of a G-SIB resolution group, without entry into resolution of the subsidiaries within the material sub-group. The BoE noted in its Policy Statement that it was not comprehensive with regard to the requirements relating to MREL. These issues included reporting, disclosure and the treatment of institutions’ holdings of MREL liabilities. The BoE noted that its work would continue to develop in this regard — as well as its approach to the calibration of MREL within groups (internal MREL) — taking into account international standards including, the FSB’s guidance on internal TLAC. The final impact of the TLAC and MREL requirements is not yet known and will depend on the way in which regulators of the Group choose to implement these requirements.

On 23 November 2016, the European Commission also published legislative proposals for amendments to CRD IV, the BRRD and the SRM and proposed an additional amending directive to facilitate the creation of a new asset class of “nonpreferred” senior debt. The package of reforms is aimed at further strengthening the resilience of EU credit institutions and is expected to enter into force (with certain exceptions) no earlier than 2019. Among other things, the proposed package of reforms includes proposals to introduce a binding 3% leverage ratio and a requirement for institutions that trade in securities and derivatives to have more risk- sensitive own funds. In line with the BoE’s Policy Statement and the PRA consultation, the proposed reforms also include measures to align the MREL requirements with the FSB TLAC standards. The proposed reforms are to be considered by the European Parliament and the Council of the EU and remain subject to change, although Directive 2017/2399 amending Directive 2014/59/EU, implementing the “non-preferred” senior debt class came into force in December 2017. The final package of reforms may not include all elements of the proposals and new or amended elements may be introduced. Until the proposals are in final form, it is uncertain how they will affect us.

Further, since 31 December 2014, the PRA has had the power under the FSMA to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a group to issue debt instruments. Such powers could have an impact on the liquidity of our debt instruments and could materially increase our cost of funding. Since 1 January 2014, we have also been subject to certain recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as set out in the PRA Rulebook. These requirements were updated in January 2015 to implement the recovery and resolution framework under the BRRD. The updated requirements impose more regular and detailed reporting obligations, including the requirement to submit recovery plans and resolution packs to the PRA and to keep them up to date.

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These changes, which could affect the Santander UK group as a whole, include the EU implementation of the Basel Committee’s new market risk framework, which reflects rules made as a result of the Basel Committee’s fundamental review of the trading book. In addition, in December 2017 the Basel Committee published their finalisation of the Basel III framework, with proposed implementation from 1 January 2022. This includes the following elements:

–	Revisions to the standardised approach for credit risk, credit valuation adjustment risk and operational risk to address certain weaknesses identified by the Basel Committee
–	Additional constraints on the use of internal model approaches for credit risk, and removing the use of internal model approaches for credit valuation adjustment risk and operational risk
–	The use of an output floor based on standardised approaches
–	The introduction of a leverage ratio buffer for global systemically important banks and refinements to the definition of the leverage ratio exposure measure.

Santander UK Group Holdings plc	271

Annual Report 2017 on Form 20-F | Other information for US investors

The foregoing measures could have a material adverse effect on our operating results, and consequently, on our financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for business purposes and thereby adversely affect our cost of funding, profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position. Furthermore increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. For more on our capital position and capital management, see ‘Risk review — Capital risk’ on pages 130 to 135.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us

Liquidity risk is the risk that we, although otherwise solvent, either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. During the period 2008 to 2013, continued constraints in the supply of liquidity, including inter-bank lending, materially and adversely affected the cost of funding our business. There can be no assurance that such constraints will not reoccur. Extreme liquidity constraints may affect our operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities. Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Our cost of funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

If wholesale markets financing ceases to be available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly) and therefore on our operating results, financial condition and prospects.

In response to the financial crisis, central banks around the world, including the US Federal Reserve Bank (the Fed) and the ECB, made coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid. Over the course of 2017 central banks have signalled the start, or in some cases (such as the Fed) a continuation, of unwinding such stimulus. In addition to the BoE Base Rate rise on 2 November 2017, the Bank of England voted to maintain the stock of the quantitative easing programme of £445bn of assets, comprising £10bn of corporate bonds and £435bn of gilts. In October 2017, the ECB announced that it would reduce its monthly volume of bond purchases from January 2018 to €30bn (from €60bn). If these current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs. In the US, the Federal Reserve increased its short-term interest rate by 25 basis points in each of December 2016, March 2017, June 2017 and December 2017, and has forecast additional interest rate increases in 2018.

In October 2013, the BoE updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The Indexed Long-Term Repo Facility will now be available to support regular bank requirements for liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Collateralised Term Repo Facility will be made available to support markets in the event of a market wide liquidity stress. Further, on 4 August 2016, the Bank of England announced the Term Funding Scheme (TFS), which allows participants to borrow central bank reserves in exchange for eligible collateral.(1) At 31 December 2017, we had drawn £8.5bn under the TFS. In addition to the TFS, we participated in the Funding for Lending Scheme (FLS). At 31 December 2017, we had drawn £3.2bn of UK treasury bills under the FLS.

The availability of the BoE facilities described above for UK financial institutions, to the extent that they provide us with access to cheaper and more attractive funding than other sources, reduces our reliance on retail and/or wholesale markets. It is our current working assumption that the TFS will close for drawdowns after 28 February 2018, as scheduled. However, to the extent that we make use of these BoE facilities, any significant reduction or withdrawal of those facilities would increase our funding costs.

Each of the factors described above (the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank quantitative easing and/or lending schemes or an increase in base interest rates) could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operating results, financial condition and prospects.

Further, we aim for a funding structure that is consistent with our assets, avoids excessive reliance on short-term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy in the financial services industry in general, confidence in the company specifically, the Company’s credit rating and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future, and therefore have a material adverse effect on our operating results, financial condition and prospects.

(1)	The drawdown period under the TFS ran from 19 September 2016 to 28 February 2018. The TFS was made available to banks and building societies that are participants in the Bank of England’s Sterling Monetary Framework and signed up to the Discount Window Facility.

272	Santander UK Group Holdings plc

> Risk factors

In our liquidity planning we assume that our customers will continue to make a volume of deposits with us (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are withdrawn at short notice or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, there may be a material adverse effect on our operating results, financial condition and prospects. For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Risk review — Liquidity risk’ on pages 119 to 129.

A sudden or unexpected shortage of funds in the banking system could threaten the stability of the banking system, and lead to increased funding costs, a reduction in the term of funding instruments or require us to liquidate certain assets, thereby impacting our liquidity position and ability to pay our debts. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

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

Under CRD IV, banks are, or under transitional measures will be, required to meet two new liquidity standards, consisting of the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR) metrics, which are aimed to promote:

–	The short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario
–	A longer-term resilience by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.

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

NSFR

In October 2014, the Basel Committee published its final NSFR standard. The NSFR has not yet been implemented within Europe (unlike the LCR). As such there is no formal NSFR requirement applicable to UK or other EU banks until such time as the European Commission adopts appropriate regulatory / technical standards. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are expected to hold an NSFR of at least 100% on an ongoing basis and report its NSFR at least quarterly. Ahead of its planned implementation, the NSFR will remain subject to an observation period. Santander UK monitors its NSFR on an ongoing basis and stands ready to comply with the standards once agreed.

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

Exposure to UK Government debt could have a material adverse effect on us

Like many other UK banks, we invest in debt securities of the UK Government largely for liquidity purposes. At 31 December 2017, approximately 1% of our total assets and 35% of our securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on our operating results, financial condition and prospects.

We may suffer adverse effects as a result of the political, economic and sovereign debt tensions in the eurozone

Conditions in the capital markets and the economy generally in the eurozone, though improving recently, continue to show signs of fragility and volatility. Interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies. This could have a material adverse effect on our operating results, financial condition and prospects.

The UK EU Referendum caused significant volatility in the global stock and foreign exchange markets (for more information, see the risk factors entitled ‘We are vulnerable to disruptions and volatility in the global financial markets’ and ‘Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us’). This volatility could re-occur depending on the outcome of the continuing exit negotiations.

In the past, the ECB and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by the eurozone (and other) nations, which may be under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be adversely affected, with wider possible adverse consequences for global financial market conditions.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies, including as a result of Banco Santander SA, and other affiliates being situated in the eurozone. Concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, may recur in light of the political and economic factors mentioned above. For a further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see ‘Risk review — Country risk exposure’ on page 88. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

Santander UK Group Holdings plc	273

Annual Report 2017 on Form 20-F | Other information for US investors

We are exposed to risks faced by other financial institutions

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to incidents of market-wide liquidity problems over the last 10 years and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on our operating results, financial condition and prospects.

An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our operating results, financial condition and prospects

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us, and their credit ratings of our institution and our debt in issue are based on a number of factors, including our financial strength, the strength of the UK economy and conditions affecting the financial services industry generally.

Any downgrade in the external credit ratings assigned to us or any of our debt securities could have an adverse impact on us. In particular, such downgrade in our credit ratings could increase our borrowing costs and could require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our operating results, financial condition and prospects. For example, a credit rating downgrade could have a material adverse effect our ability to sell or market certain of our products, engage in certain longer-term transactions and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest.

In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts or require the posting of collateral. Any of these results of a credit rating downgrade could, in turn, result in outflows and reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, we estimate that at 31 December 2017, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £3.9bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.2bn of cash and collateral at 31 December 2017. These potential outflows are captured under the LCR regime. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

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

The Company’s long-term debt is currently rated investment grade by the major rating agencies: Baa1 with stable outlook by Moody’s Investors Service, BBB with stable outlook by S&P Global Ratings and A with stable outlook by Fitch Ratings. Santander UK plc’s long-term debt is currently rated investment grade by the major rating agencies: Aa3 with stable outlook by Moody’s Investors Service, A with stable outlook by S&P Global Ratings and A with rating watch positive outlook by Fitch Ratings. If a downgrade of any Santander UK group member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings of other members of the Santander UK group.

There can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. A failure to maintain favourable credit ratings and outlooks could increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on our operating results, financial condition and prospects.

In September 2017, Moody’s Investors Service downgraded the UK’s sovereign credit rating due to their concerns around the government’s fiscal consolidation plans and challenges to policy-making from the UK’s exit from the EU. Changes to the UK sovereign credit rating, or the perception that further changes may occur, could have a material adverse effect on our operating results, financial condition, prospects and the marketability and trading value of our securities. This might also impact on our own credit rating, borrowing costs and our ability to secure funding. Changes to the UK sovereign credit rating, or the perception that further changes may occur, could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and/or reducing asset prices.

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

Changes in interest rates would affect the following areas, among others, of our business:

–	Net interest income
–	The value of our derivatives transactions
–	The market value of our securities holdings
–	The value of our loans and deposits
–	The volume of loans originated.

274	Santander UK Group Holdings plc

> Risk factors

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

Due to the historically low interest rate environment in the UK in recent years, the rates on many of our interest-bearing deposit products have been priced at or near zero, which may limit our ability to further reduce customer rates in the event of further cuts in BoE Base Rate and thus negatively impacting our margins. Notwithstanding the November 2017 increase in BoE Base Rate to 0.5%, if a generally low interest rate environment in the UK persists in the long term, it may be difficult to increase our net interest income, which will impact our results.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital resource is stated in pounds sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk, through hedging and the purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. The volatility in the value of the pound sterling following the result of the UK EU Referendum may persist as negotiations for exit continue and continued significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our operating results and our ability to meet our US dollar and euro-denominated obligations, and which could have a material adverse effect on our operating results, financial condition and prospects.

We are also exposed to price risk in our investments in equity and debt securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets, due to the continued economic uncertainty and sovereign debt tensions, has had a particularly strong impact on the financial sector.

Continued volatility may affect the value of our investments in equity and debt securities and, depending on their fair value and future recovery expectations, could become a permanent impairment, which would be subject to write-offs against our results. To the extent any of these risks materialise, our net interest income or the market value of our assets and liabilities could be adversely affected.

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects

In the past 10 years, financial markets have been subject to periods of significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which could have a material adverse effect on our operating results, financial condition and prospects.

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

Failure to successfully implement and continue to improve our credit risk management systems could materially and adversely affect our business

As a commercial banking group, one of the main types of risks inherent in our business is credit risk. For example, an important feature of the Group’s credit risk management system is to employ the Group’s own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally, but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander Group members. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human and IT systems errors. In exercising their judgement on current or future credit risk behaviour of the Group’s customers, the Group’s employees may not always be able to assign a correct credit rating, which may result in a larger exposure to higher credit risks than indicated by our risk rating system.

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

Any failure to effectively implement, consistently monitor and refine our credit risk management systems may result in an increase in the level of non-performing loans and higher losses than expected, which could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc	275

Annual Report 2017 on Form 20-F | Other information for US investors

We are subject to various risks associated with our derivative transactions that could have a material adverse effect on our operating results, financial condition and prospects

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to various risks associated with these transactions, including market risk, operational risk, basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or counterparty risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

Market practices and documentation for derivative transactions in the UK may differ from those in other countries. In addition, the execution and performance of these transactions depend on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on our operating results, financial condition and prospects.

Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business

Like other financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our people, digital technologies, computer and email services, software and networks, as well as the secure processing, storage and transmission of confidential, sensitive personal data and other information using our computer systems and networks, and through the adoption of cloud computing services. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that our data and/or client records are incomplete, not recoverable or not securely stored. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted hacking. Adoption of cloud based computing services in order to improve technological resilience and cost-effectiveness could bring with it risks to the information we process if we do not take care to implement appropriate controls such as strong authentication and encryption. If we cannot maintain an effective and secure electronic data and information, management and processing system or if we fail to maintain complete physical and electronic records, this could result in regulatory sanctions, including under the General Data Protection Regulation, which will come into force on 25th May 2018. Any such failures or sanctions could result in serious reputational or financial harm to us, and could have a material adverse effect on our operating results, financial condition and prospects.

Infrastructure and technology resilience

We take protective measures and continuously monitor and develop our systems to safeguard our technology infrastructure, data and information from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm, and therefore have a material adverse effect on our operating results, financial condition and prospects. Furthermore, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. We expect our programmes of change to have an effect on our risk profile, both technological and regulatory. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with systems change is likely to increase and this will therefore remain an area of key focus in our risk management. There can be no assurance that we will not suffer material losses from such operational risks in the future, including those relating to any security breaches, which could have a material adverse effect on our operating results, financial condition and prospects.

Cyber security

In particular, we have seen in recent years computer systems of companies and organisations being targeted, not only by cyber criminals, but also by activists and rogue nation states. In common with other financial institutions, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly we have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing.

Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, the impact could be significant and may include harm to our reputation and have an adverse effect on our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. Factors such as failing to apply critical security patches from our technology providers, to manage out obsolete technology or to update our processes in response to new threats could give rise to these impacts.

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

276	Santander UK Group Holdings plc

> Risk factors

Procedure and policy compliance

We also manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorised disclosures could subject us to legal actions and administrative sanctions as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and cause serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorised access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could have a material adverse effect on our operating results, financial condition and prospects.

We may fail to detect or prevent money laundering and other financial crime activities due to not correctly identifying our financial crime risks, failing to implement effective systems and controls to mitigate those risks or failing to recruit and retain resource with the necessary skills and experience. This could expose us to significant fines, additional regulatory scrutiny, restrictions on the conduct of our business and operations, increased liability, civil claims, criminal actions and reputational risk

We are obligated to comply with applicable anti-money laundering (AML), anti-terrorism, anti-bribery and corruption, sanctions, anti-tax evasion and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct customer due diligence (including in respect of sanctions and politically-exposed person screening), ensure account and transaction information is kept up to date and implement effective financial crime policies and procedures detailing what is required from those responsible in order to counter financial crime risks. We are also required to conduct financial crime training for our staff and to report suspicious transactions and activity to appropriate law enforcement.

Over the last decade, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML/CTF, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel. For more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operating results, financial condition and prospects’.

We have developed policies and procedures designed to detect and prevent the use of our banking network for money laundering and financial crime related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require the implementation and embedding within the business of effective controls and monitoring, which requires ongoing changes to systems, technology and operational activities. Financial crime is continually evolving, and the expectation of regulators is increasing (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operating results, financial condition and prospects’). This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our staff to assist us by identifying such activities and reporting them, and our staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight there remains a risk of regulatory breach and this could have a material adverse effect on our operating results, financial condition and prospects.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against us, to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants, imposing restrictions on the conduct of our business and operations and ultimately the revocation of our banking licence, which could have a material adverse effect on our operating results, financial condition and prospects. The reputational damage to our business and brand could be severe if we were found to have materially breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures (for example, under our correspondent banking relationships) with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-financial-crime procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without our (or our relevant counterparties’) knowledge. There are also risks that other third parties, such as suppliers, could be involved in financial crime. If we are associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), then our reputation could suffer and/or we could become subject to civil or criminal proceedings that could result in penalties, sanctions and/or legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on our operating results, financial condition and prospects

Our businesses and our ability to remain competitive depends to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by the Santander UK group and Banco Santander SA), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to our businesses and our ability to compete. Investments and improvements in our information technology infrastructure are regularly required in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as our competitors; this may result in a loss of any competitive advantages that our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc	277

Annual Report 2017 on Form 20-F | Other information for US investors

We may be exposed to unidentified or unanticipated risks despite our risk management policies, procedures and methods and to risk related to errors in our modelling

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of risk reporting systems. For a further description of our risk management framework see the ‘Risk review’ on pages 68 to 149. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material, unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that include errors or are otherwise poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our operating results, financial condition and prospects.

Competition with other financial institutions could adversely affect us

The markets for UK financial services are very competitive and we have seen strong competition from incumbent banks and large building societies. In addition, we face competition from a number of new entrants, non-banks and other providers. Management expects such competition to continue or intensify as a result of customer behaviour and trends, technological changes, competitor behaviour, new entrants (including non-traditional financial services providers such as large retail or technology companies or financial technology companies), new lending models and changes in regulation (including the recent introduction of Open Banking and changes arising from PSD2).

We consider our competitive position in our management actions as appropriate, such as pricing and product decisions. Increasing competition could mean that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on our profitability, operating results, financial condition and prospects. It may also negatively affect our operating results, financial condition and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on our operating results, financial condition and prospects

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that our new products and services will be responsive to customer demands or that they will be successful once they are offered to our customers. In addition, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs.

Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Technological changes may further intensify and complicate the competitive landscape and influence customer choices.

If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely impact our operating results, financial condition and prospects.

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

Any or all of the above factors, individually or collectively, could have a material adverse effect on our operating results, financial condition and prospects.

If the level of non-performing loans increases or the credit quality of our loans deteriorates in the future, or if our loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on our operating results, financial condition and prospects

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past, and could continue to, negatively impact our operating results, financial condition and prospects.

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

We cannot be sure that we will be able to effectively control the level of impaired loans in, or the credit quality of, our total loan portfolio, which could have a material adverse effect on our operating results, financial condition and prospects. Interest rates payable on a significant portion of our outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE Base Rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. This risk may be slightly greater following the BoE Base Rate increase to 0.5% in November 2017. Over the last few years both variable and fixed interest rates have been at historically low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers’ required monthly payments may result in higher delinquency rates and losses related to non-performing loans in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for the Group, which could have a material adverse effect on our operating results, financial condition and prospects.

278	Santander UK Group Holdings plc

> Risk factors

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

If our assessment of and expectations concerning the above mentioned factors differ from actual developments we may need to increase our loan loss reserves, which may adversely affect our operating results, financial condition and prospects. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on our operating results, financial condition and prospects.

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on our operating results, financial condition and prospects

Our loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on our operating results, financial condition and prospects. As a result we could be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that we are not able to accurately forecast amortisation schedules for these purposes which may affect our profitability. Prepayment risk also has a significant adverse impact on credit card and collateralised mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. The risk of prepayment and our ability to accurately forecast amortisation schedules is inherent to our commercial activity and an increase in prepayments or a failure to accurately forecast amortisation schedules could have a material adverse effect on our operating results, financial condition and prospects.

The value of the collateral, including real estate, securing our loans may not be sufficient, and we may be unable to realise the full value of the collateral securing our loan portfolio

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting the UK’s economy. Our residential mortgage loan portfolio is one of our principal assets, comprising 77% of our loan portfolio at 31 December 2017. As a result, we are highly exposed to developments in the residential property market in the UK.

House price growth has slowed since the UK EU Referendum, most noticeably in London, although UK house prices have generally continued to be supported by certain economic fundamentals including low mortgage rates (notwithstanding the recent BoE Base Rate increase to 0.5%) and low unemployment rates. Nevertheless, any increase in house prices may be limited given low levels of consumer confidence and negative real earnings growth. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

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

If we are unable to manage the growth of our operations, this could have a material adverse impact on our profitability

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses when necessary. From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms, or at all. Furthermore, preparations for acquisitions that we do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and regulatory investigations. We can give no assurances that our expectations with regards to integration and synergies will materialise.

We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth decisions including our ability to:

–	Manage efficiently our operations and employees of expanding businesses
–	Maintain or grow our existing customer base
–	Fully due diligence and assess the value, strengths and weaknesses of investment or acquisition candidates
–	Finance strategic opportunities, investments or acquisitions
–	Fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy
–	Align our current information technology systems adequately with those of an enlarged group
–	Apply our risk management policy effectively to an enlarged group
–	Manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects. In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies. Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any or all of these factors, individually or collectively, could have a material adverse effect on our operating results, financial condition and prospects.

Santander UK Group Holdings plc	279

Annual Report 2017 on Form 20-F | Other information for US investors

Goodwill impairments may be required in relation to acquired businesses

We have made business acquisitions in past years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, and more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect our regulatory capital. Whilst no impairment of goodwill was recognised in 2016 or 2017, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which could adversely affect our results and net assets.

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

Following the default of a number of authorised financial services firms since 2008, the FSCS borrowed funds totalling approximately £18bn from HM Treasury to meet the compensation costs for customers of those firms. The substantial majority of the principal should be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted. However, the FSCS estimates that the assets of these failed institutions are insufficient, and, to the extent that there remains a shortfall, the FSCS is recovering this shortfall by levying firms authorised by the PRA or the FCA in instalments. The first instalment was in scheme year 2013/14, and we made a capital contribution in each of 2013, 2014, 2015 and 2016. In the year ending 31 December 2016, our contribution was £34m. For the year ended 31 December 2017, our contribution decreased, and we charged £1m to the income statement in respect of the costs of the FSCS.

The FSCS also has the power to impose ‘management expenses in respect of relevant schemes levy’ (MERS levy) in relation to its potential role as agent of other compensation schemes. The FSCS may impose a MERS levy on participant firms to meet expenses it incurs in its role as agent.

In the event that the FSCS raises further funds from participant firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to us could have a material adverse effect on our operating results, financial condition and prospects. Since 2008, measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions. In addition, following amendments to the preferred credit status of depositors that came into force on 31 December 2014, the FSCS stands in the place of depositors of a failing institution and has preferred status over an institution’s other creditors.

Regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For instance, in July 2013, the Council announced its intention that revisions to the EU Deposit Guarantee Scheme Directive should be adopted by the end of 2013. The recast EU Deposit Guarantee Scheme Directive (the DGSD) entered into force on 2 July 2014, introducing a tighter definition of deposits, a requirement that the Deposit Guarantee Scheme pay customers within a week, and a requirement that banks must be able to provide information on the aggregated deposits of a depositor. These revisions are likely to affect the methodology employed by the FSCS for determining levies on institutions. In addition, the DGSD also required EU Member States to ensure that, by 3 July 2014, the available financial means of deposit guarantee schemes reach a minimum target level of 0.8% of the covered deposits of their members and requires deposit guarantee schemes to be ex-ante funded. Between April and July 2015, the PRA published its final rules implementing the DGSD, most of which took effect on 3 July 2015. The final rules enable the FSCS to use the existing bank levy to meet the ex-ante funding requirements in the DGSD. Changes as a result of this may affect our profitability.

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

The following paragraphs discuss four major reforms (the Bank Levy, Restriction of Tax Deductions for Compensation Payments, Corporation Tax Surcharge and possible future changes in the taxation of banking groups in the EU) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banking groups, including us.

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

280	Santander UK Group Holdings plc

> Risk factors

Restriction of Tax Deductions for Compensation Payments

The Finance (No.2) Act implemented measures so that certain compensation expenditure incurred by banking companies (including ANTS and Santander UK plc) on or after 7 July 2015 is: (i) no longer deductible for corporation tax purposes; and (ii) subject to a deemed taxable receipt equivalent to 10% of such compensation expenditure.

Corporation Tax Surcharge

With effect from 1 January 2016, banks (as defined in the Corporation Tax Act 2010 and including Santander UK plc, ANTS and Cater Allen Limited) are subject to a surcharge at a rate of 8% on their taxable profits for corporation tax purposes (with certain reliefs added back and subject to annual allowance).

European Taxation

On 14 February 2013, the Commission published a proposal (the Commission Proposal) for a directive for a common system of financial transactions tax (FTT) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the Participating Member States). However, Estonia has since stated that it will not participate.

Under the Commission’s proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Whilst the UK is not a Participating Member State, the Commission’s proposal is broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States.

Recent media reports have increasingly focused on how revenues raised by the EU FTT could constitute an independent revenue stream for the Participating Member States, potentially offsetting their contributions to the EU and/or providing a new income stream for the EU. This is seen as important in the context of the UK’s financial contributions ceasing in connection with its exit from the EU. As such, the EU FTT appears likely to remain on the ECOFIN agenda for the foreseeable future.

We are monitoring developments and any likely impact on us.

Changes in our pension liabilities and obligations could have a materially adverse effect on our operating results, financial condition and prospects

We provide retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. The majority of current employees are provided with pension benefits through defined contribution arrangements. Under these arrangements the risk sits with the member rather than the employer and our legal obligation is limited to the cash contributions paid. Santander UK plc is the principal employer under these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees although, if they cannot agree, the rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes, however, the scheme trustees may have the unilateral right to set our relevant contribution.

The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension schemes where that employer is a service company, or is otherwise ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation). As some of the employers within the Santander UK group are service companies, if the Pensions Regulator determines that they have become insufficiently resourced and no suitable mitigating action is undertaken, other companies within the Santander UK group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be issued to any company or individual that is connected with or an associate of such employer in circumstances where the Pensions Regulator considers it reasonable to issue and multiple notices could be issued to connected companies or individuals for the full amount of the debt. The risk of a contribution notice being imposed may inhibit our freedom to restructure or to undertake certain corporate activities.

Should the value of assets to liabilities in respect of the defined benefit schemes operated by us record a deficit or an increased deficit (as appropriate), due to either a reduction in the value of the pension fund assets (depending on the performance of financial markets) and/or an increase in the scheme liabilities due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, the expected rate of return on scheme assets, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in us having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce our capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with us before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them.

Our principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustees Limited (the Pension Scheme Trustee), a wholly-owned subsidiary of the Company. At 31 December 2017, the Pension Scheme Trustee had 13 directors, comprising six Santander UK plc appointed directors and seven member-elected directors. Investment decisions are delegated by the Pension Scheme Trustee to Santander (CF Trustee) Limited, a private limited company owned by the Santander (CF Trustee) Limited directors. The Santander (CF Trustee) Limited board comprises five directors, three of whom are appointed by the Principal Employer (“A” Directors) and two appointed by the Pension Scheme Trustee (“B” Directors). Santander (CF Trustee) Limited’s articles of association states that there should be at least three Directors appointed by the Principal Employer and at least two appointed by the Pension Scheme Trustee. At any one time, the maximum number of “A” Directors can only be one more than the number of “B” Directors. The Santander (CF Trustee) Limited directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander UK Group Pension Scheme and not that of Santander UK plc. Any increase in our pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require us to make changes to our structure and business which could have an impact on our pension schemes or liabilities. (For a discussion of the ICB’s recommendations see ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operating results, financial condition and prospects’.)

Santander UK Group Holdings plc	281

Annual Report 2017 on Form 20-F | Other information for US investors

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our growth strategy and of a culture of Simple, Personal and Fair depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. There is also an increasing demand for Santander to hire individuals with data scientist skill sets in the future. Such individuals are very sought after by all organisations, not just the banking industry and thus our ability to attract and hire this talent will determine how quickly we transform to a digital bank. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our operating results, financial condition and prospects, including control and operational risks, may be adversely affected.

In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our operating results, financial condition and prospects could be adversely affected.

Damage to our reputation could cause harm to our business prospects

Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to the reputation of the Santander UK group or Banco Santander SA (as the majority shareholder in the Company), the reputation of affiliates operating under the ‘Santander’ brand or any of our other brands could therefore cause significant harm to our business and prospects. Harm to our reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties. Further, negative publicity regarding us, whether true or not, may result in harm to our operating results, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or regulatory enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to our operating results, financial condition and prospects.

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

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our operating results and a corresponding effect on our funding requirements and capital ratios.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by us within our financial statements or under other accounting, regulatory, supervisory or listing authority requirements, including in reports filed or submitted under the US Securities Exchange Act of 1934, as amended (the Exchange Act), is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms and other applicable accounting, regulatory, supervisory or listing authority requirements. We adopted the Committee of Sponsoring Organisations of the Treadway Commission 2013 internal control — integrated framework with effect from 15 December 2014, replacing the previous framework. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of controls over financial reporting.

However, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, regulatory and law enforcement investigations, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or detect employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. As a result of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

282	Santander UK Group Holdings plc

> Risk factors

Changes in accounting standards could impact reported earnings

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and operating results. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about future accounting developments, see Note 1 to the Consolidated Financial Statements.

We rely on third parties and affiliates for important infrastructure support, products and services

TPPs and certain affiliates provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these TPPs and affiliates is a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting our TPPs and affiliates, and other parties that interact with these parties. As our interconnectivity with these third parties and affiliates increases, including through the use of cloud based services, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliates, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Any restructuring could involve significant expense to us and entail significant delivery and execution risk which could have a material adverse effect on our operating results, financial condition and prospects.

We are part of a group and we may engage in transactions with our subsidiaries or affiliates

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal and other services. Also, we rely upon certain outsourced services (including information technology support, maintenance, and consultancy services) provided by certain other members of the Banco Santander group (for more information, see the risk factor entitled ‘We rely on third parties and affiliates for important infrastructure support, products and services’). In addition, we are utilising a ring-fencing transfer scheme and other agreements with our subsidiaries and affiliates to implement the ring-fencing requirements of the Banking Reform Act (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operating results, financial condition and prospects’). The foregoing arrangements may be considered by some not to be on an arms-length basis.

English law applicable to public companies and financial groups and institutions, as well as our articles of association, provide for several procedures designed to ensure that the transactions entered into, with or among our financial subsidiaries, do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. We are likely to continue to engage in transactions with our subsidiaries or affiliates. Future conflicts of interests between us and any of our subsidiaries or affiliates, or between our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favour.

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

Risks concerning enforcement of judgments made in the US

The Company is a public limited company registered in England and Wales and all the Company’s directors have their principal residence outside the US. There is no assurance that any director of the Company will live in the US at any given time in the future. As a result, it may not be possible to serve process on such persons in the US or to enforce judgments obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the US or any state thereof.

Santander UK Group Holdings plc	283

Annual Report 2017 on Form 20-F | Other information for US investors

Articles of Association

The following is a summary of the Articles of Association (the Articles) of the Company.

Santander UK plc is a public limited company incorporated and registered in England and Wales under the Companies Act 2006, with registered number 8700698. The Articles do not specifically state or limit the objects of the Company which are therefore unrestricted.

A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Directors in respect of any contract in which he has an interest, or any resolution of the Directors concerning his own appointment, or the settlement or variation of the terms or the termination of his or her appointment. Directors are entitled to such remuneration as the directors determine for their services to the Company as directors and for any other service which they undertake for the Company. Directors may delegate to a person or committee the determination of any fee, remuneration or other benefit which may be paid or provided to any Director. No Director is required to retire by reason of his or her age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors is required.

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

Ordinary shares are transferable. Holders of ordinary shares are entitled to receive notice of and to attend any general meeting of the Company. Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held, or any suspension or any abrogation of special rights, as set out in the Articles of Association, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote and every proxy present who has been duly appointed by a member shall have one vote. On a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

The Company pays dividends on its ordinary shares only out of its distributable profits and not out of share capital. Dividends are determined by the Board.

The Company’s Articles of Association authorise it to issue redeemable shares, but the Company’s ordinary shares are not redeemable. There are no sinking fund provisions. Where the shares are partly paid, the Board may make further calls upon the holders in respect of any sum whether in respect of nominal value or premium that is unpaid on their shares. There are no provisions discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares of any class. If the Company’s share capital is split into different classes of shares, subject to the provisions of the UK Companies Act 2006, all or any of the rights attached to any class of shares (whether or not the Company is being wound up) may be varied with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. Additional quorum and voting requirements apply to such meeting.

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

284	Santander UK Group Holdings plc

> Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

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

The following activities are disclosed in response to Section 13(r) with respect to the Company and its affiliates within the Banco Santander group. During the period covered by this annual report:

(a)	Santander UK holds two savings accounts and one current account for two customers resident in the UK who are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2017 were negligible relative to the overall profits of Banco Santander SA.

(b)	Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2017. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2017.

The Banco Santander group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2017 that were negligible relative to the overall revenues and profits of Banco Santander SA. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Santander UK Group Holdings plc	285

Annual Report 2017 on Form 20-F | Other information for US investors

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

Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As at 31 December 2017, our Board was comprised of a Chair (who is also a Non-Executive Director), three Executive Directors and nine other Non-Executive Directors. The Chair, Shriti Vadera, and six of the other Non-Executive Directors, Alain Dromer, Annemarie Durbin, Ed Giera, Chris Jones, Genevieve Shore and Scott Wheway, were independent as defined in the NYSE corporate governance standards. The other three Non-Executive Directors were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA.

The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2017, the following Directors made up the Board Nomination Committee: Shriti Vadera (Chair), Ana Botín and Scott Wheway. Of these Directors, Shriti Vadera and Scott Wheway were independent according to NYSE corporate governance standards as at 31 December 2017.

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

The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2017, the Board Remuneration Committee was made up of four independent Non-Executive Directors according to NYSE corporate governance standards (Annemarie Durbin (Chair), Alain Dromer, Chris Jones and Scott Wheway).

The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and whose members are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2017, the Board Audit Committee was made up of four Non-Executive Directors: Chris Jones (Chair), Alain Dromer, Ed Giera and Genevieve Shore. All four members were independent in 2017 as defined in Rule 10A-3.

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

The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. In 2013, the first external Board effectiveness review was conducted by Bvalco Limited, an external evaluator. The Board undertook an external review of Board effectiveness in 2016 and agreed on a plan for continuous improvement. In 2017, we reviewed the progress made on implementing the recommendations from 2016’s extensive external evaluation of Board effectiveness and carried out an internal assessment of effectiveness.

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

286	Santander UK Group Holdings plc

> Contact and other information

Contact and other information

Santander Shareholder Relations

Address:	Phone numbers:	Email:
2 Triton Square	0371-384-2000	santandershareholders@equiniti.com
Regent’s Place	+44 (0) 121-415-7188 (outside the UK)
London
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

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2017 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Legal proceedings

We are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on our financial position or our results of operations. See Notes 27 and 29 to the Consolidated Financial Statements.

Material contracts

We are party to various contracts in the ordinary course of business. For the two years ended 31 December 2017 there have been no material contracts entered into outside the ordinary course of business.

Audit fees

See Note 7 to the Consolidated Financial Statements.

Accounting developments under IFRS

See Note 1 to the Consolidated Financial Statements.

Share capital

Details of the Company’s share capital are set out in Note 30 to the Consolidated Financial Statements.

Major shareholders

On 23 September 2013, the Company was incorporated with the issuance of two ordinary shares of £1 each which formed the initial share capital of the Company and were held by Banco Santander SA from 11 December 2013. On 10 January 2014, pursuant to a Board resolution dated 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to Banco Santander SA and Santusa Holding SL in exchange for acquiring all of the ordinary shares of Santander UK plc. The Company has been a subsidiary of Banco Santander SA and Santusa Holding SL Santander UK Group Holdings plc throughout 2017. On 24 March 2015 the Company cancelled and extinguished 4,207,503,002 ordinary shares. On 25 March 2015 the Company became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc.

Exchange controls

There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors below.

Santander UK Group Holdings plc	287

Annual Report 2017 on Form 20-F | Other information for US investors

Additional balance sheet analysis

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In this section, we summarise our assets and liabilities by their nature, rather than by how we classify them in the Consolidated Balance Sheet. These two presentations can be reconciled as follows, including cross references to the Notes to the Consolidated Financial Statements:

2017	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks		–	–	–	–	32,771	32,771
Trading assets	11	14,818	6,897	8,840	–	–	30,555
Derivative financial instruments	12	–	–	–	19,942	–	19,942
Financial assets designated at fair value	13	547	–	1,549	–	–	2,096
Loans and advances to banks	14	–	5,930	–	–	–	5,930
Loans and advances to customers	15	–	–	199,482	–	–	199,482
Financial investments	18	15,431	–	2,180	–	–	17,611
Interests in other entities	19	–	–	–	–	73	73
Property, plant and equipment		–	–	–	–	1,598	1,598
Retirement benefit assets	28	–	–	–	–	449	449
Tax, intangibles and other assets		–	–	–	–	4,253	4,253
		30,796	12,827	212,051	19,942	39,144	314,760

			Deposits by banks £m	Deposits by customers £m	Derivatives £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	21		13,784	–	–	–	13,784
Deposits by customers	22		–	177,421	–	–	177,421
Trading liabilities	23		1,885	25,530	–	3,694	31,109
Derivative financial instruments	12		–	–	17,613	–	17,613
Financial liabilities designated at fair value	24		–	680	–	1,635	2,315
Debt securities in issue	25		–	–	–	48,860	48,860
Subordinated liabilities	26		–	–	–	3,793	3,793
Retirement benefit obligations	28		–	–	–	286	286
Tax, other liabilities and provisions			–	–	–	3,377	3,377
			15,669	203,631	17,613	61,645	298,558

2016	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Other(1) £m	Balance sheet total £m
Assets
Cash and balances at central banks		–	–	–	–	17,107	17,107
Trading assets	11	12,234	7,478	10,323	–	–	30,035
Derivative financial instruments	12	–	–	–	25,471	–	25,471
Financial assets designated at fair value	13	409	–	1,731	–	–	2,140
Loans and advances to banks	14	–	4,352	–	–	–	4,352
Loans and advances to customers	15	–	–	199,733	–	–	199,733
Financial investments	18	17,209	2	255	–	–	17,466
Interests in other entities	19	–	–	–	–	61	61
Property, plant and equipment		–	–	–	–	1,491	1,491
Retirement benefit assets	28	–	–	–	–	398	398
Tax, intangibles and other assets		–	–	–	–	4,256	4,256
		29,852	11,832	212,042	25,471	23,313	302,510

			Deposits by banks £m	Deposits by customers £m	Derivatives £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	21		9,769	–	–	–	9,769
Deposits by customers	22		–	172,726	–	–	172,726
Trading liabilities	23		4,200	8,559	–	2,801	15,560
Derivative financial instruments	12		–	–	23,103	–	23,103
Financial liabilities designated at fair value	24		–	526	–	1,914	2,440
Debt securities in issue	25		–	–	–	54,792	54,792
Subordinated liabilities	26		–	–	–	4,303	4,303
Retirement benefit obligations	28		–	–	–	262	262
Tax, other liabilities and provisions			–	–	–	4,102	4,102
			13,969	181,811	23,103	68,174	287,057

(1)	Adjusted to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.

288	Santander UK Group Holdings plc

> Additional balance sheet analysis

SECURITIES

Securities are a small proportion of our total assets. We hold securities mainly in our trading portfolio or within financial investments, classified as either available-for-sale or held-to-maturity.

Analysis by type of issuer

The following table sets out our securities at 31 December 2017, 2016 and 2015. We hold these securities for trading and liquidity purposes. For more information, see ‘Country risk exposures’ in the ‘Credit risk’ section of the Risk review.

	2017	2016	2015
	£m	£m	£m
UK Government	9,449	10,014	3,512
US Treasury and other US Government agencies and corporations	1,155	1,268	311
Other OECD governments	4,091	4,504	4,051
Bank and Building Society:
– Bonds	4,395	5,051	4,271
Other issuers:
– Fixed and floating rate notes – Government guaranteed	426	898	968
– Fixed and floating rate notes – Other	–	–	–
– Mortgage-backed securities	107	133	209
– Other asset-backed securities	38	36	62
– Other securities	1,392	1,850	1,468
Ordinary shares and similar securities	9,743	6,098	7,235
	30,796	29,852	22,087

Ordinary shares and similar securities mainly comprise of equity securities listed in the UK and other countries held for trading purposes. See Note 11 to the Consolidated Financial Statements.

Debt securities	Description
UK Government	Treasury Bills and UK Government guaranteed issues by other UK banks.
US Treasury and other US Government agencies and corporations	US Treasury Bills, including cash management bills.
Other OECD governments	Issues by OECD governments, other than the US and UK governments.
Bank and Building Society	Bonds are fixed securities with short to medium-term maturities issued by banks and building societies.
Fixed and floating rate notes	Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. We hold these securities for trading and yield purposes.
Mortgage-backed securities	Mainly comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element.
Other asset-backed securities	Mainly comprises floating-rate asset-backed securities.
Other securities	Mainly comprises reversionary UK property securities.

Contractual maturities

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

	One year or less £m	After one year through five years £m	After five years through ten years £m	After ten years £m	Total £m
Issued by public bodies:
– UK Government	583	1,380	6,874	612	9,449
– Other governments	4,781	368	–	97	5,246
Banks, Building Societies and Other issuers	2,902	1,923	637	896	6,358
	8,266	3,671	7,511	1,605	21,053
Weighted average yield	1.02%	2.00%	1.85%	1.19%	1.58%

Significant exposures

The following table shows the book value (which equals market value) of securities of individual counterparties where the total amount of those securities exceeded 10% of our shareholders’ funds at 31 December 2017 as set out in the Consolidated Balance Sheet. The table also shows where we classify the securities in the Consolidated Balance Sheet.

	Trading assets £m	Financial investments £m	Total £m
UK Government and UK Government guaranteed	1,068	8,381	9,449
Japanese Government	3,036	–	3,036

Santander UK Group Holdings plc	289

Annual Report 2017 on Form 20-F | Other information for US investors

LOANS AND ADVANCES TO BANKS

Loans and advances to banks include loans to banks and building societies and balances with central banks (excluding central bank balances which can be withdrawn on demand). The balances include loans and advances to banks classified in the balance sheet as trading assets, financial assets designated at fair value or financial investments.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Loans and advances to banks	12,827	11,832	8,985	8,002	11,919

Geographical analysis is no longer provided following the reduction in our non-UK activities.

Maturity analysis

The following table shows loans and advances to banks by maturity at 31 December 2017.

	On demand £m	Not later than three months £m	Later than three months and not later than one year £m	Later than one year and not later than five years £m	Later than five years and not later than ten years £m	Later than ten years £m	Total £m
Fixed interest rate	4,396	3	1,133	–	–	–	5,532
Variable interest rate	3,391	742	324	2,074	–	226	6,757
Non-interest-bearing	538	–	–	–	–	–	538
	8,325	745	1,457	2,074	–	226	12,827

LOANS AND ADVANCES TO CUSTOMERS

We provide lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. Purchase and resale agreements represent business with professional non-bank customers by the Short-Term-Markets business. The balances are stated before deducting impairment loss allowances and residual value and voluntary termination provisions, and include loans and advances to customers classified in the balance sheet as trading assets, financial assets designated at fair value or financial investments.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Loans secured on residential properties	155,355	154,727	153,261	150,440	149,022
Corporate loans	32,555	33,709	33,801	32,262	29,799
Finance leases	6,710	6,730	6,306	2,639	3,158
Secured advances	–	10	13	15	–
Other unsecured loans	7,334	8,533	7,951	7,043	5,763
Purchase and resale agreements	7,736	7,955	4,352	2,200	4,210
Loans and receivables securities	2,180	255	51	109	855
Amounts due from fellow subsidiaries and joint ventures	1,199	1,112	1,367	797	813
Loans and advances to customers	213,069	213,031	207,102	195,505	193,620
Impairment loss allowances	(940)	(921)	(1,108)	(1,415)	(1,538)
Residual value and voluntary termination provisions	(78)	(68)	(49)	(24)	(17)
Net loans and advances to customers	212,051	212,042	205,945	194,066	192,065

No single concentration of loans and advances above, except for loans secured on residential properties and corporate loans, is more than 10% of total loans and advances, and no individual country, except the UK, is more than 5% of total loans and advances.

Geographical analysis is no longer provided following the reduction in our non-UK activities.

290	Santander UK Group Holdings plc

> Additional balance sheet analysis

Maturity analysis

The following table shows loans and advances to customers by maturity at 31 December 2017. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	£m	£m	£m	£m	£m	£m	£m
Loans secured on residential properties	3	687	766	6,581	18,650	128,668	155,355
Corporate loans	1,299	1,778	1,940	15,853	4,297	7,388	32,555
Finance leases	–	1,269	2,187	3,090	92	72	6,710
Other unsecured loans	1,140	2,577	485	2,553	391	188	7,334
Purchase and resale agreements	–	3,638	4,098	–	–	–	7,736
Loans and receivables securities	–	–	–	–	288	1,892	2,180
Amounts due from fellow subsidiaries and joint ventures	–	274	420	505	–	–	1,199
Loans and advances to customers	2,442	10,223	9,896	28,582	23,718	138,208	213,069
Of which:
– Fixed interest rate	110	5,191	6,702	9,069	9,419	94,066	124,557
– Variable interest rate	2,332	5,032	3,194	19,513	14,299	44,142	88,512
Total	2,442	10,223	9,896	28,582	23,718	138,208	213,069
Of which:
– Interest-only loans secured on residential properties	–	220	344	4,266	9,307	34,943	49,080

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

RISK ELEMENTS IN THE LOAN PORTFOLIO

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework the elements of our loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:

–	Impaired loans
–	Unimpaired loans contractually past due 90 days or more as to interest or principal
–	Forbearance
–	Troubled debt restructurings
–	Potential problem loans and advances
–	Cross border outstandings.

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are neither past due nor impaired, past due but not impaired, and impaired. This disclosure may be found in the ‘Credit risk – Santander UK group level – credit risk review’ section of the Risk review.

In accordance with IFRS, we recognise interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £9m (2016: £11m, 2015: £15m).

Unimpaired loans contractually past due 90 days or more as to interest or principal

We classify loans as NPLs where customers don’t make a payment for three months or more, or if we have data to make us doubt they can keep up with their payments. We describe this in more detail in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review. Details of our NPLs are set out below and in the ‘Credit risk – Santander UK group level – credit risk review’ section of the Risk review.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Loans and advances to customers(1) of which:	200,325	200,156	198,634	190,651	187,048
NPLs	2,848	2,994	3,056	3,424	3,823
Total impairment loan loss allowances	940	921(4)	1,108(4)	1,415(4)	1,538(4)

	%	%	%	%	%
NPL ratio(2)	1.42	1.50	1.54	1.80	2.04
Coverage ratio(3)	33	31(4)	36(4)	41(4)	40(4)

(1)	Includes Social Housing loans and finance leases, and excludes trading assets.
(2)	NPLs as a percentage of loans and advances to customers.
(3)	Impairment loss allowances as a percentage of NPLs.
(4)	In the first half of 2017, we reclassified our provisions for residual value and voluntary termination from the consumer (auto) finance impairment loss allowance. To facilitate comparison with the current period, the impairment loss allowances and NPL coverage ratios in the comparative periods were amended.

Santander UK Group Holdings plc	291

Annual Report 2017 on Form 20-F | Other information for US investors

Forbearance

To support customers that encounter difficulties, we operate forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. We employ a range of forbearance strategies in order to improve the management of customer relationships, maximise collection opportunities within customers’ affordability and, if possible, avoid foreclosure or repossession. For more on this, see the ‘Credit risk management – Retail Banking’ and ‘Credit risk management – Other segments’ sections of the Risk review.

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

For more on our country risk exposures, see ‘Country risk exposures’ in the ‘Credit risk’ section of the Risk review.

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2017, 2016 and 2015 cross border outstandings exceeding 1% of total assets were as follows:

2017	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	6.4	10.5	0.1	17.0
Japan	3.0	2.8	0.8	6.6
Spain	–	4.8	0.1	4.9
France	0.3	2.2	2.2	4.7

2016
US	5.0	13.1	0.1	18.2
Japan	2.8	3.3	1.4	7.5

2015
US	2.7	12.2	0.1	15.0
Japan	2.7	1.1	1.7	5.5
France	0.4	2.2	1.6	4.2

292	Santander UK Group Holdings plc

> Additional balance sheet analysis

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2017, 2016 and 2015, cross border outstandings between 0.75% and 1% of total assets were as follows:

2017	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Germany	–	2.8	0.1	2.9

2016
Spain	–	2.5	0.2	2.7
Luxembourg	–	2.3	0.3	2.6
Germany	–	2.5	–	2.5
France	0.4	2.0	0.1	2.5

2015
Germany	0.1	2.2	0.5	2.8

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2017, 2016 and 2015, cross border outstandings between 0.5% and 0.75% of total assets were as follows:

2017	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Ireland	–	1.3	0.8	2.1
Netherlands	–	0.6	1.2	1.8
Luxembourg	–	1.3	0.4	1.7

2016

None.

2015	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Spain	–	1.7	0.2	1.9

The geographical analysis below is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. For geographical analysis by the domicile of the borrower rather than the office of lending, see the ‘Country risk exposure’ section in the Risk review.

Impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Observed impairment loss allowances:
– Loans secured on residential properties	105	130	159	248	303
– Corporate loans	433	287	282	412	482
– Finance leases	12	13	12	7	8
– Other unsecured advances	59	73	78	85	80
Total observed impairment loss allowances	609	503	531	752	873
Incurred but not yet observed impairment loss allowances:
– Loans secured on residential properties	120	149	265	331	290
– Corporate loans	57	95	113	146	151
– Finance leases	34	32(1)	8(1)	23(1)	19(1)
– Other unsecured advances	120	142	191	163	205
Total incurred but not yet observed impairment loss allowances	331	418	577	663	665
Total impairment loss allowances	940	921	1,108	1,415	1,538

(1)	In the first half of 2017, we reclassified our provisions for residual value and voluntary termination from the consumer (auto) finance impairment loss allowance. To facilitate comparison with the current period, the impairment loss allowances in the comparative periods were amended.

Santander UK Group Holdings plc	293

Annual Report 2017 on Form 20-F | Other information for US investors

Movements in impairment loss allowances on loans and advances to customers

An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.

	2017	2016(1)	2015(1)	2014(1)	2013(1)
	£m	£m	£m	£m	£m
Impairment loss allowances at 1 January	921	1,108	1,415	1,538	1,785
Amounts written off:
– Loans secured on residential properties	(17)	(29)	(32)	(56)	(89)
– Corporate loans	(64)	(72)	(157)	(150)	(382)
– Finance leases	(19)	(22)	(30)	(14)	(10)
– Other unsecured advances	(138)	(196)	(244)	(272)	(342)
Total amounts written off	(238)	(319)	(463)	(492)	(823)
Observed impairment losses charged against profit:
– Loans secured on residential properties	(8)	–	(57)	1	93
– Corporate loans	210	77	24	80	130
– Finance leases	20	12	12	6	12
– Other unsecured advances	123	174	248	277	316
Total observed impairment losses charged against profit	345	263	227	364	551
Incurred but not yet observed impairment losses charged against/(released into) profit	(88)	(131)	(71)	5	25
Total impairment losses charged against profit	257	132	156	369	576
Impairment loss allowances at 31 December	940	921	1,108	1,415	1,538

	%	%	%	%	%
Ratio of amounts written off to average loans during the year	0.12	0.15	0.22	0.26	0.43

(1)	In the first half of 2017, we reclassified our provisions for residual value and voluntary termination from the consumer (auto) finance impairment loss allowance. To facilitate comparison with the current period, the impairment loss allowances in the comparative periods were amended.

Recoveries, net of collection costs

An analysis of recoveries, net of collection costs is presented below.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Loans secured on residential properties	3	4	2	3	4
Corporate loans	1	3	3	4	8
Finance leases	6	2	2	2	2
Other unsecured advances	44	56	83	102	87
Total amount recovered	54	65	90	111	101

DEPOSITS BY BANKS

The balances below include deposits by banks classified in the balance sheet as trading liabilities.

	2017	2016	2015
	£m	£m	£m
Average balance(1)	15,708	12,634	8,680
Average interest rate(1)	0.46%	0.62%	0.99%

(1)	Calculated using monthly data.

At 31 December 2017, deposits by foreign banks were £2,159m (2016: £1,995m, 2015: £6,629m).

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers classified in the balance sheet as trading liabilities. The following tables show the average balances of deposits by customer type.

	2017	2016	2015
	£m	£m	£m
Demand deposits	150,389	131,521	118,464
Time deposits	22,720	29,287	33,459
Other deposits	23,191	19,948	8,568
Average balance(1)	196,300	180,756	160,491
Average interest rate(1)	0.66%	1.00%	1.23%

(1)	Calculated using monthly data.

We obtain retail demand and time deposits either through our branch network, cahoot or remotely. We also obtain retail demand and time deposits outside the UK, mainly through Abbey National International Limited and the Isle of Man branch of Santander UK plc. They are all interest-bearing and interest rates are varied from time to time in response to competitive conditions.

294	Santander UK Group Holdings plc

> Additional balance sheet analysis

Deposits	Description
Demand deposits	Demand deposits consist of savings and current accounts. Savings products comprise Individual Savings Accounts, instant saver accounts, remote access accounts, and other accounts which allow the customer a limited number of notice-free withdrawals per year depending on the account balance. These accounts are treated as demand deposits because the entire balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.
Time deposits	Time deposits consist of notice accounts, which require customers to give notice before making a withdrawal, and bond accounts, which require a minimum deposit. In each of these accounts there is an interest penalty for early withdrawal.
Other deposits	Other deposits are either obtained through the money markets or for which interest rates are quoted on request rather than publicly advertised. These deposits have a fixed maturity and their interest rates reflect inter-bank money market rates.

SHORT-TERM BORROWINGS

We include short-term borrowings in deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue. We do not show short-term borrowings separately on our balance sheet. Short-term borrowings are amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowing from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet. The table below shows short-term borrowings for each of the years ended 31 December 2017, 2016 and 2015.

	2017	2016	2015
	£m	£m	£m
Securities sold under repurchase agreements
– Year-end balance	26,334	10,104	10,567
– Year-end interest rate	0.52%	0.11%	0.23%
– Average balance(1)	23,281	16,109	15,833
– Average interest rate(1)	0.42%	0.44%	0.39%
– Maximum balance(1)	28,793	23,385	23,677
Commercial paper
– Year-end balance	3,293	3,132	2,744
– Year-end interest rate	0.80%	0.88%	0.41%
– Average balance(1)	3,592	3,220	3,772
– Average interest rate(1)	0.76%	0.74%	0.30%
– Maximum balance(1)	4,180	3,858	5,066
Borrowings from banks (Deposits by banks)(2)
– Year-end balance	3,968	2,619	3,711
– Year-end interest rate	0.34%	0.09%	0.07%
– Average balance(1)	3,278	3,350	3,004
– Average interest rate(1)	0.23%	0.10%	0.05%
– Maximum balance(1)	4,222	4,861	3,905
Negotiable certificates of deposit
– Year-end balance	4,706	5,217	4,468
– Year-end interest rate	0.69%	0.31%	0.43%
– Average balance(1)	4,710	3,970	4,468
– Average interest rate(1)	0.66%	0.36%	0.41%
– Maximum balance(1)	5,335	5,614	5,666
Other debt securities in issue
– Year-end balance	7,556	7,904	5,238
– Year-end interest rate	1.42%	1.57%	2.60%
– Average balance(1)	9,126	7,806	4,133
– Average interest rate(1)	1.65%	1.76%	2.60%
– Maximum balance(1)	10,761	8,267	5,238

(1)	Calculated using monthly weighted average data.
(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £303m (2016: £308m, 2015: £326m).

Abbey National Treasury Services plc and its US Branch issue commercial paper. Abbey National Treasury Services plc issues euro commercial paper with a minimum issuance amount of €100,000 with a maximum maturity of 364 days. Abbey National Treasury Services plc, US Branch issues US$ commercial paper with a minimum denomination of US$250,000, with a maximum maturity of 270 days. As part of our ring-fencing plans, during 2017 Santander UK plc established separate commercial paper and certificate of deposit programmes, with similar terms to the existing Abbey National Treasury Services plc programmes. For more information on our ring-fencing plans, see Note 39 to the Consolidated Financial Statements.

Certificates of deposit and certain time deposits

The following table shows the maturities of our certificates of deposit and other large wholesale time deposits from non-banks over £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2017. A proportion of our retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2017. Also, the customers may withdraw their funds on demand by paying an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	3 months or less £m	Over 3 through 6 months £m	Over 6 through 12 months £m	Over 12 months £m	Total £m
Certificates of deposit	2,552	1,955	199	–	4,706
Wholesale time deposits	1,239	296	231	–	1,766
	3,791	2,251	430	–	6,472

Santander UK Group Holdings plc	295

Annual Report 2017 on Form 20-F | Other information for US investors

CONTRACTUAL OBLIGATIONS

For the amounts and maturities of contractual obligations in respect of guarantees, see Notes 29 and 37 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are shown in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates.

	Payments due by period
	Less than 1 year £m	1 – 3 years £m	3 – 5 years £m	More than 5 years £m	Total £m
Deposits by banks(1)(2)	30,302	4,754	4,027	205	39,288
Deposits by customers – repos(1)	–	–	502	–	502
Deposits by customers – other(2)	172,861	1,846	1,835	1,057	177,599
Derivative financial instruments	1,872	1,792	1,061	12,888	17,613
Debt securities in issue(3)	13,326	16,949	8,504	11,716	50,495
Subordinated liabilities	53	–	–	3,740	3,793
Retirement benefit obligations	252	523	603	10,205	11,583
Operating lease obligations	73	130	30	70	303
Purchase obligations	273	–	–	–	273
	219,012	25,994	16,562	39,881	301,449

(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.
(3)	Includes debt securities in issue classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

The table is based on contractual maturities, so it takes no account of call features in our subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants in the loan agreements.

For details of deposits by banks and deposits by customers, see Notes 21 and 22 to the Consolidated Financial Statements. We have entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

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

See Note 29 to the Consolidated Financial Statements for more information on our guarantees, commitments and contingencies. See Note 19 to the Consolidated Financial Statements for more information on our off-balance sheet arrangements.

In the ordinary course of business, we also enter into securitisation transactions as set out in Note 16 to the Consolidated Financial Statements. We consolidate the securitisation companies and we continue to administer the assets. The securitisation companies provide us with an important source of long-term funding and/or the ability to manage capital efficiently.

296	Santander UK Group Holdings plc

> Additional balance sheet analysis

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

Changes in net interest income – volume and rate analysis

The following table shows changes in interest income, interest expense and net interest income. It allocates the effects between changes in volume and changes in rate. Volume and rate changes have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The changes caused by movements in both volume and rate have been allocated to rate changes.

	2017/2016			2016/2015
	Total change £m	Changes due to increase/(decrease) in		Total change £m	Changes due to increase/(decrease) in
		Volume	Rate		Volume	Rate
		£m	£m		£m	£m
Interest income
Loans and advances to banks	57	38	19	12	4	8
Loans and advances to customers	(704)	(21)	(683)	(293)	153	(446)
Other interest-earning financial assets	85	50	35	53	34	19
Total interest income	(562)	67	(629)	(228)	191	(419)
Interest expense
Deposits by banks	(10)	29	(39)	(7)	–	(7)
Deposits by customers – demand	(420)	198	(618)	42	159	(117)
Deposits by customers – time	(192)	(87)	(105)	(144)	(67)	(77)
Deposits by customers – other	(14)	(30)	16	(63)	20	(83)
Subordinated debt	(9)	(15)	6	5	10	(5)
Debt securities in issue	(116)	(69)	(47)	(78)	57	(135)
Other interest-bearing financial liabilities	(22)	(6)	(16)	10	4	6
Total interest expense	(783)	20	(803)	(235)	183	(418)
Net interest income	221	47	174	7	8	(1)

Santander UK Group Holdings plc	297

Annual Report 2017 on Form 20-F | Other information for US investors

AVERAGE BALANCE SHEET

Year-end balances may not reflect activity throughout the year, so we present average balance sheets below. They show averages for our significant categories of assets and liabilities, and the related interest income and expense. Geographical analysis is no longer provided following the reduction in our non-UK activities.

	2017			2016			2015
	Average		Average	Average		Average	Average		Average
	balance(1)	Interest(2,3)	rate	balance(1)(6)	Interest(2,3)	rate	balance(1)(6)	Interest(2,3)	rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	37,044	184	0.50	28,512	127	0.45	27,291	115	0.42
Loans and advances to customers(4)	200,409	5,494	2.74	201,104	6,198	3.08	196,327	6,491	3.30
Debt securities	17,281	227	1.31	12,792	142	1.11	9,300	89	0.96
Total average interest-earning assets, interest income(5)	254,734	5,905	2.32	242,408	6,467	2.67	232,918	6,695	2.87
Impairment loss allowances and RV & VT provisions	(903)	–	–	(1,095)	–	–	(1,315)	–	–
Trading assets	25,149	–	–	21,798	–	–	19,756	–	–
Financial assets designated at fair value	2,158	–	–	2,439	–	–	2,737	–	–
Derivatives and other non-interest-earning assets	32,519	–	–	36,697	–	–	31,647	–	–
Total average assets	313,657	–	–	302,247	–	–	285,743	–	–
Liabilities
Deposits by banks	(11,526)	(46)	0.40	(7,555)	(56)	0.74	(7,261)	(63)	0.87
Deposits by customers – demand	(150,389)	(961)	0.64	(131,521)	(1,381)	1.05	(118,464)	(1,339)	1.13
Deposits by customers – time	(22,720)	(194)	0.85	(29,287)	(386)	1.32	(33,459)	(530)	1.58
Deposits by customers – other	(2,042)	(28)	1.37	(7,183)	(42)	0.58	(6,616)	(105)	1.59
Debt securities	(49,663)	(737)	1.48	(54,015)	(853)	1.58	(51,137)	(931)	1.82
Subordinated liabilities	(3,729)	(134)	3.59	(4,163)	(143)	3.44	(3,871)	(138)	3.56
Other interest-bearing liabilities	(250)	(2)	0.80	(340)	(24)	7.06	(269)	(14)	5.20
Total average interest-bearing liabilities, interest expense(5)	(240,319)	(2,102)	0.87	(234,064)	(2,885)	1.23	(221,077)	(3,120)	1.41
Trading liabilities	(28,160)	–	–	(19,068)	–	–	(18,873)	–	–
Financial liabilities designated at fair value	(2,592)	–	–	(2,467)	–	–	(2,391)	–	–
Derivatives and other non-interest-bearing liabilities	(25,448)	–	–	(31,067)	–	–	(28,876)	–	–
Equity	(17,138)	–	–	(15,581)	–	–	(14,526)	–	–
Total average liabilities and equity	(313,657)	–	–	(302,247)	–	–	(285,743)	–	–

(1)	Average balances are based on monthly data.
(2)	The net interest margin for the year ended 31 December 2017 was 1.49% (2016: 1.48%, 2015: 1.53%). Net interest margin is calculated as net interest income divided by average interest earning assets.
(3)	The interest spread for the year ended 31 December 2017 was 1.45% (2016: 1.44%, 2015: 1.46%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(4)	Loans and advances to customers include non-performing loans. See the ‘Credit risk’ section of the Risk review.
(5)	The ratio of average interest-earning assets to interest-bearing liabilities at 31 December 2017 was 106.00% (2016: 103.57%, 2015: 105.36%).
(6)	Adjusted to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements.

298	Santander UK Group Holdings plc

> Taxation for US investors

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

UK taxation on capital gains

Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However if you are either:

–	An individual who is neither resident nor ordinarily resident in the UK or
–	A company which is not resident in the UK,

you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).

UK inheritance tax

Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is:

–	Domiciled for the purposes of the convention in the US and
–	Is not for the purposes of the convention a national of the UK will not be subject to UK inheritance tax on:

–	The individual’s death or
–	On a gift of the shares during the individual’s lifetime.

The exception is if the shares are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

Exchange rates

The following table sets forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 2 March 2018 was US$1.3769.

Calendar period	High US$ Rate	Low US$ Rate	Average US$ Rate(1)	Period-end US$ Rate
Years ended 31 December:
– 2017	1.36	1.21	1.30	1.35
– 2016	1.48	1.22	1.34	1.23
– 2015	1.59	1.46	1.53	1.47
– 2014	1.72	1.55	1.65	1.56
– 2013	1.66	1.48	1.56	1.66
Months ended:
– March 2018(2)	1.38	1.38	1.38	1.38
– February 2018	1.42	1.38	1.40	1.38
– January 2018	1.43	1.35	1.38	1.42
– December 2017	1.35	1.33	1.34	1.35
– November 2017	1.35	1.31	1.32	1.35
– October 2017	1.33	1.31	1.32	1.33
– September 2017	1.36	1.30	1.33	1.34

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
(2)	For March 2018, for the period from 1 March to 2 March.

Santander UK Group Holdings plc	299

Annual Report 2017 on Form 20-F | Other information for US investors

Glossary of financial services industry terms

Term	Definition
1I2I3 World

1I2I3 World is the marketing name to describe customers that hold a 1I2I3 Current Account, 1I2I3 Lite Current Account, Select Current Account, Private Current Account, 1I2I3 Student/Graduate/Post-Graduate Current Account, 1I2I3 Mini Current Account or 1I2I3 Credit Card. Customers in 1I2I3 World have access to a range of products with preferential rates and/or special deals such as cashback.

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

Basis point	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Business Banking	Division, managed under Retail Banking, serving enterprises with a turnover of up to £6.5m per annum.
Colleague engagement

Colleague engagement is measured on an annual basis in the Group Engagement Survey (GES), conducted by Korn Ferry for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high performing firms.

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

Corporates	The sum of enterprises served by our Business Banking, Commercial Banking and Global Corporate Banking divisions.
Cost-to-income ratio	Total operating expenses as a percentage of total income.
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

Customer loans/customer deposits

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

Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial

300	Santander UK Group Holdings plc

> Glossary of financial services industry terms

Term	Definition

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

Follow-on Rate (FoR)	A mortgage product that tracks and is directly linked to the Bank of England base rate.
Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.
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

Loyal retail customers	Primary banking current account customers who hold an additional product.

Santander UK Group Holdings plc	301

Annual Report 2017 on Form 20-F | Other information for US investors

Term	Definition
Loyal SME and corporate customers

Santander Business Banking customers, managed under Retail Banking, who have three month average Credit Turnover of at least £1,000 across their Banking accounts. Corporate customers, who have at least three products and, for those in the trade business, must also have a current account with a minimum activity threshold specific to their customer segment.

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
Non-performing loans (NPLs)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Santander UK Group Level - Credit risk management – risk measurement and control’ in the Risk review section of the Annual Report.

NPL ratio	NPLs as a percentage of loans and advances to customers.
Other retail products	Other Retail products include Cater Allen, cahoot and crown dependencies (Jersey branch and Isle of Man).
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

Primary banking customers

Adult Banking Customers who have a three month average credit turnover of at least £500 and set up a minimum of two Direct Debits (one paid out in the last three months) or at least one Standing Order (paid out in the last three months). Student Banking Customers who have a twelve month average credit turnover of at least £500 and as a minimum three active Debit Card transactions in the last month.

Prime/prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.
Private customers	Customers who have investments or savings of over £500,000 or a gross annual income in excess of £250,000.
Private equity investments	Equity holdings in operating companies not quoted on a public exchange.
UK leverage ratio

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

Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
Santander UK	Refers to Santander UK Group Holdings plc and its subsidiaries.
Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then

302	Santander UK Group Holdings plc

> Glossary of financial services industry terms

Term	Definition

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

Select customers

Customers who have a Select Current Account and pay their main income of at least £5,000 per month into their Select Current Account or keep £75,000 in any Santander investment(s), savings or current account.

Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
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

Total wholesale funding

Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance, TFS and noncustomer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

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

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

Santander UK Group Holdings plc	303

Annual Report 2017 on Form 20-F | Other information for US investors

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected financial data	252
		Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	261
4	Information on the Company	History and development of the company	62, 206
		Business overview	151, 154, 155, 156, 157, 158, 159
		Organisational structure	36, 62, 74, 124
		Property, plant and equipment	Not applicable
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	151, 171
		Liquidity and capital resources	119, 130
		Research and development, patents and licenses, etc.	Not applicable
		Trend information	4, 12, 13
		Off-balance sheet arrangements	296
		Tabular disclosure of contractual obligations	296
		Safe harbor	Not applicable
6	Directors, Senior Management and Employees	Directors and senior management	30
		Compensation	54
		Board practices	35
		Employees	24, 192
		Share ownership	23, 225
7	Major Shareholders and Related Party Transactions	Major shareholders	287
		Related party transactions	228, 250
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	171, 172, 173, 174
		Significant Changes	245a
9	The Offer and Listing	Offer and listing details	*
		Plan of distribution	*
		Markets	Not applicable
		Selling shareholders	*
		Dilution	*
		Expenses of the issue	*
10	Additional Information	Share capital	*
		Memorandum and articles of association	284
		Material contracts	287
		Exchange controls	287
		Taxation	299
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	287
		Subsidiary Information	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk		111
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		64
16A	Audit Committee financial expert		48
16B	Code of Ethics		63
16C	Principal Accountant Fees and Services		193
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		51, 66
16G	Corporate Governance		286
16H	Mine Safety Disclosure		Not applicable
PART III
17	Financial Statements		Not applicable
18	Financial Statements		151
19	Exhibits		Filed with SEC

* Not required for an Annual Report.

304	Santander UK Group Holdings plc

Further Information	Contact us
	Customer services For further information about products and services, please visit our website:	Community involvement To find out more about applying for donations and the Santander UK Foundation, please visit our website:

	santander.co.uk customerservices@santander.co.uk	santanderfoundation.org.uk

	+44 (0)870 6076000	Media centre Contacts for the media relations team are available at our website via the media
	Shareholders	section:
	Information for UK shareholders of Banco Santander can be found at our website:	aboutsantander.co.uk mediarelations@santander.co.uk
	santandershareholder.co.uk santandershareholders@equiniti.com	Investor relations For financial results and presentations, stock exchange announcements, credit ratings and information for debt investors, please visit
	By post, please write to:	the investor relations section of our website:
Santander Nominee Service
	Aspect House Spencer Road Lancing BN99 6DA	aboutsantander.co.uk ir@santander.co.uk
+44 (0)371 3842000
+44 (0)121 4157188 (From outside the UK)

Key Dates
24 April 2018 Q1 2018 results
25 July 2018 Q2 2018 results
31 October 2018 Q3 2018 results

Glossary

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

The competitor set included for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank and NatWest.

2016-2018 KPIs and targets

KPIs are presented at 31 December in the periods indicated. Reported KPIs are based on spot balances at these dates with the exception of the CIR, RoTE, and retail customer satisfaction, which are based on performance in the relevant period or year.

KPI targets for 2018 were set at the 2015 Banco Santander Investor Day based on the forecast and outlook then in place. Three targets were revised in 2016. At the 2017 Group Strategy Update we revised our RoTE(1) 2018 target to 9%-10% from 8%-10%. We plan to provide a strategic update for the period beyond our current 2016-2018 target horizon during 2018.

(1)   Non-IFRS measure, see page 254.

  Designed and produced by

  CONRAN DESIGN GROUP

EXHIBIT INDEX

Exhibits[1]

1.1	Articles of Association of Santander UK Group Holdings plc (incorporated by reference to Exhibit 1.1 to Santander UK Group Holdings plc’s Form 20-FR filed with the Securities and Exchange Commission on 10 August 2015)

7.1	Computation of Ratio of Earnings to Fixed Charges[2]

8.1	List of Subsidiaries of Santander UK Group Holdings plc - the list of subsidiaries of Santander UK Group Holdings plc can be found in ‘Subsidiaries, joint ventures and associates’ on pages 256 to 258 of the Shareholder information section of the Form 20-F

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP[2]

15.2	Consent of Deloitte LLP[2]

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

[1]	Documents concerning Santander UK Group Holdings plc referred to within the Annual Report on Form 20-F for the year ended 31 December 2017 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK Group Holdings plc.
[2]	Incorporated by reference into Registration Statement No. 333-207355 on Form F-3.

*	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Nathan Bostock
Nathan Bostock
Chief Executive Officer

Dated: 7 March, 2018