Form 20-F
period 2018-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2019-03-08
CIK 1649373

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Tel: +44 (0) 20 7756 4272

E-mail: julian.curtis@santander.co.uk

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

2.875% Notes due 2020	New York Stock Exchange
3.125% Notes due 2021	New York Stock Exchange
2.875% Notes due 2021	New York Stock Exchange
3.571% Notes due 2023	New York Stock Exchange
3.373% Fixed Rate/Floating Rate Notes due 2024	New York Stock Exchange
4.796% Fixed Rate/Floating Rate Notes due 2024	New York Stock Exchange
3.823% Fixed Rate/Floating Rate Notes due 2028	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐ No ☒

FREE RANGE
LOCAL EGGS
EXTRA LARGE (HEN)
LARGE (HEN)
ORGANIC
DUCK
QUAIL
GOOSE (SEASONAL)

Annual Report 2018

Here to help you prosper

Santander

 Annual Report 2018 | Strategic Report

Santander UK

We help our customers at the moments that matter most. We champion British businesses and help them to grow sustainably. Our customer focus helps us to develop more loyal and lasting relationships.

Throughout the report look out for this symbol to read our case studies

About this report

The Strategic Report outlines the key elements of the Annual Report to help readers more easily access our performance and future prospects. It explains Santander UK today and our place in the UK banking market.

We try at all times to treat all of our stakeholders fairly and meet our environmental responsibilities. The sustainability of our business and our strategic direction are therefore inseparable and we have included key information from our sustainability reporting in our Strategic Report.

By order of the Board.

Shriti Vadera
Chair
26 February 2019

Important information for readers
Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA. This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 243.

For more information see **aboutsantander.co.uk**

See how we are helping our customers prosper

Read more in our **Stakeholder Review**

Highlights 2018

15 million
active customers
(stable vs 2017)

£158.0bn
UK mortgage loans
(2017: £154.7bn)

£24.1bn
UK corporate loans
(2017: £27.3bn)

5.5 million
digital customers
(2017: 5.0 million)

1,385
new active mobile users per day
(2017: 1,400)

55%
mortgage loans refinanced online
(2017: 49%)

£1,567m
profit before tax
(2017: £1,814m)

13.2%
CET1 capital ratio
(2017: 12.2%)

56%
cost-to-income ratio
(2017: 51%)

c50%
of colleagues involved in volunteering
(2017: c38%)

99.8%
of waste recycled or diverted from landfill
(2017: 99.6%)

73,900
training days for our employees
(2017: 104,800)

Strategic priorities

Customers
Read more on **p24**

Shareholders
Read more on **p25**

People
Read more on **p26**

Communities
Read more on **p27**

Strategic report
Governance
Risk review
Financial review
Financial statements
Shareholder information

Santander UK Group Holdings plc	1

Annual Report 2018 | Strategic Report

Santander UK’s business performance in

2018 reflects our prudent approach with

a strategy of selective growth given the

uncertain macroeconomic and political

environment.

Business performance

Santander UK’s business performance in 2018 reflects our prudent approach, led by our CEO Nathan Bostock and his management team, to prioritise credit quality, selective growth and meeting our target returns to our shareholder in an uncertain macroeconomic and political environment.

This year has seen strong growth in the bank’s core business of mortgages, including lending to 27,200 first-time buyers over the period, an increase of 14% on 2017. The bank has continued to increase its lending to SMEs and support to businesses that trade internationally, as well as launching the innovative 1I2I3 Business Current Account.

I am pleased with the continued improvement in our customer experience, which is vital to the long-term success of our business and a credit to the relentless customer focus of our people. Our externally measured customer satisfaction scores rank us in line with the average of our three highest performing peers for retail customer satisfaction overall and 7pp above the market average for corporate customer satisfaction.

Throughout the year, we have maintained prudent risk management and balance sheet strength. This was demonstrated by the results of the Bank of England’s stress test in November, under which Santander UK experienced the lowest impact on its stressed capital ratios compared to any other of the major UK banks for the third consecutive year.

Digital transformation

We have continued our digital transformation through 2018 to improve the way that we engage with our customers. For example, we will soon enable technology that allows customers to verify and identify themselves without the need to remember PIN codes or passwords. We are also making further progress in using artificial intelligence to better assist with customer queries online. This is in addition to new digital services for our customers, such as a new Digital Investment Advisor tool and additional features to our highly-rated mobile app.

Digital transformation is not just about the products and services we offer to customers, but also about transforming the way we use technology to make the bank more efficient, agile, innovative and fit for the future. We have made good progress toward this goal in 2018. Continued improvements to our systems, infrastructure and processes will remain a priority in the next three years.

Delivering the right culture

Cultural change is a continuous process that requires commitment and focus over many years and I am pleased at the progress we have made through our efforts to embed the right culture.

The dedication and
commitment of our people
is the driving force of our
success and will continue
to be the source of our
strength in the years ahead.”

2	Santander UK Group Holdings plc

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

The Board Responsible Banking Committee, which we set up in 2017, has continued to work on the perennial challenge of measuring and monitoring cultural change.

In 2018, we have focused on increasing the internal resonance of our values and awareness of our expectations of behaviours throughout the organisation. We have also continued to make excellent progress in helping to build a diverse and inclusive culture across the bank, with our six employee-led diversity and support networks growing further.

Ring-fencing implementation

The business achievements of the last year have been delivered in the context of significant organisational change as we prepared for the start of ring-fencing in January 2019. The transition to ring-fencing is a result of four years of intensive effort and commitment from management and our people, and has been the largest single change programme delivered by Santander UK in recent years. There is more information on the governance changes we have implemented under ring-fencing in my Corporate Governance Report on page 33.

Market competitiveness

The last year has seen competitive pressures in the market increase as the Big Four banks have refocused on the domestic market and used their dominant scale and lower cost of funds, to absorb sector-wide change and regulatory costs and attempt to increase market share.

The flow and volume of regulatory change

Competitive pressure from the incumbents has been compounded by the flow and volume of regulatory projects which impact the whole sector but which proportionally have a greater impact on challenger banks, even those of our scale.

In 2018, banks have had to implement ring-fencing, MiFID II, PSD2, Open Banking, GDPR, IFRS 9 and various initiatives on Anti-Money Laundering and fraud protection and prevention. We are currently implementing c90 separate regulatory, risk and control projects, 19 of which are in the areas of payments alone and are being driven by six separate authorities. We remain strongly supportive of the role of regulation and regulators in driving the change essential for the sector’s prudential stability and conduct standards. However, improving customer services, competition and ensuring operational resilience needs greater coordination between various regulators and policymakers.

This is especially so given that the volume of regulatory initiatives takes up systems capability that would otherwise be deployed for improvements to processes and infrastructure and provide a more innovative, digital experience that a majority of our customers expect.

Board changes

During the year, we appointed Susan Allen as an Executive Director and Head of Retail and Business Banking with effect from 1 January 2019, to replace Javier San Felix who returned to a role at Banco Santander SA. We also appointed Julie Chakraverty as an Independent Non-Executive Director (INED) on 11 June 2018. The appointments add to the Board’s skills and experience in financial services, digital and innovation and risk management.

High quality customer experience is vital to our long-term success.”

During the year, two of our Non-Executive Directors stepped down from the Board. Alain Dromer, an INED, resigned with effect from 31 August 2018 after 5 years. Juan Inciarte, one of our Banco Santander nominated Non-Executive Directors, retired on 31 December 2018 having been a Director of the bank since Banco Santander’s acquisition of Abbey National plc in 2004.

On behalf of the Board, I would like to thank Juan Inciarte, Javier San Felix and Alain Dromer for their invaluable service to the Board and the Company.

Finally, I would like to thank all our people across the country for their contribution in what has been a challenging and uncertain external environment. The dedication and commitment of our people has been the driving force of our success in 2018 and will continue to be the source of our strength in the years ahead.

Shriti Vadera

Chair

26 February 2019

Santander UK Group Holdings plc	3

Annual Report 2018 | Strategic Report

Santander UK at a glance We are uniquely placed as a leading scale challenger. We have a simple and straightforward business model which focuses on retail and commercial banking customers.
	We provide high quality, seamless service across our branch network, digital and telephony channels	We offer innovative products and services to help people and businesses prosper

We are a large customer-focused bank and possess the scale and breadth of proposition to challenge the big four UK banks. With our omni-channel approach, we serve our customers through digital channels, in particular mobile, alongside a network of branches and Corporate Business Centres all supported by telephone call centres.

We play an important role in the UK economy and in the communities in which we operate. We help people purchase their home, save for the future and support business growth. We employ c23,800 people and we paid £445m of corporation tax and £86m through the UK Bank Levy in 2018.

UK Market position

3rd

largest mortgage provider(1)

4th

largest current account provider(2)

5th

largest commercial lender(1)

(1)  Santander UK analysis

(2)  CACI’s CSDB Current Account Stock, Volume, December 2018

15 million active UK customers 755 branches(3) 64 Corporate Business Centres £199.9bn customer loans £172.1bn customer deposits

Digital Investment Adviser

Our Investment Hub platform now offers easy access to online investment advice, investing as little as £20 per month up to a maximum investment of £20,000. In less than 30 minutes, customers can receive a personal investment recommendation.

Read more in the panel on the opposite page.

1I2I3 Business Current Account

SMEs have traditionally been underserved by banks in the UK, which we aim to change. We introduced a dedicated current account for small businesses and expanded our support by providing access to our branch network.

Santander Chatbot

Machine learning increasingly plays a role in helping to better serve customer needs. Following a pilot in April, we introduced Santander Chatbot, which is designed to provide quick and relevant solutions to our online banking customers.

Investing in our future

We are building new state-of-the-art offices in Milton Keynes and Bootle, using sustainable materials and consolidating our existing offices in these areas under one roof to create our flagship technology hub. The new campus in Milton Keynes will house over 5,000 people, and we plan to include community facilities and workspaces for local businesses.

(3)  As at 31 December 2018. Branches include 52 university branches.

4	Santander UK Group Holdings plc

A simple tool for a new type of investor, our Digital Investment Adviser
Making our products more accessible for all our customers is a key priority. To further improve this, we have introduced a new investment advice service, our Digital Investment Adviser. This is an online service to provide affordable high-quality investment advice to customers who have less experience with investing and it leverages our Investment Hub platform, the service we set up last year providing access to more than 1,300 investment funds. We also offer a Financial Planning service for customers who want face-to-face advice.	Our Digital Investment Adviser provides easy access to investment advice and helps to establish whether investing is right for the customer, recommending alternative savings options in case it is not. In less than 30 minutes, through the completion of simple and interactive activities, a personal savings recommendation is offered with the potential to invest from £20 per month up to a maximum investment of £20,000.

We do things The Santander Way: Simple, Personal and Fair

Our customers are at the heart of everything we do

We believe a motivated and engaged workforce provides the best customer service and embedding the right culture and behaviours is crucial to this. The nine behaviours, chosen and defined by our people to represent our values, are now embedded in how we measure performance and determine reward for our people and the management team.

Read more on page 7

We have a culture of personal responsibility

Each of us does our part to:

–  Identify risks and opportunities

–  Assess their probability and impact

–  Manage the risks and suggest alternatives

–  Report, challenge, review, learn and ‘speak up’.

Read more on page 17

Our ring-fenced bank is managed through three customer business segments, supported by the Corporate Centre

Retail Banking

Mortgages, savings, investments, current accounts, credit cards, personal loans and insurance for individuals and small businesses with an annual turnover of up to £6.5m.

Read more on page 144

Corporate & Commercial Banking

Products and services including loans, bank accounts, deposits, treasury services, trade and asset finance for SME and corporate customers with annual turnover of £6.5m to £500m.

Read more on page 146

Corporate & Investment Banking

Tailored services and solutions for corporate customers with annual turnover above £500m. Read more on page 147

Corporate Centre

Management of capital, funding, balance sheet, pension and liquidity risk. Includes treasury, non-core corporate and legacy portfolios, including our Jersey and Isle of Man branches.

Read more on page 148

Ring-fence implementation

Read more on page 22

Our consistent strategy underpins our business

Customers

Grow customer loyalty and market share. Deliver operational and digital excellence.

Shareholders

Achieve consistent, growing profitability and a strong balance sheet.

People

Live The Santander Way through our behaviours.

Communities

Support communities through skills, knowledge and innovation.

Read more in our Stakeholder Review on pages 24-27

Santander UK Group Holdings plc	5

Annual Report 2018 | Strategic Report

We have achieved much as a business

in 2018 and continue to help our

customers at the moments that matter

most to them.

Q. 2018 marks the end of your three-year targets. What progress have you made towards meeting them, and how does this deliver against your overall purpose?

A. We have made significant progress in our ambition to become the best retail and commercial bank in the UK. I am proud of what we have achieved across all areas of the business, including meeting the majority of our targets set in 2015, despite the uncertain and competitive operating environment.

I am also pleased with the overall progress of our digital transformation, with 41% growth in digital customers. Although this did not reach our ambitious 2018 digital customer target, we benefitted from having a bold goal to work towards. For example, following the roll out of NeoCRM in 2017, we are facilitating greater digital adoption through a seamless, joined-up service across all our channels.

We want to help people and businesses prosper, through our ongoing commitment to deliver customer-centric products and services, and bringing competition to the market. Recent launches of innovative digital products and services have improved our customer experience, as demonstrated by our strong customer satisfaction scores. Our loyal SME and corporate customers increased 5% to 320,000; achieving our 2018 target early in the year and ahead of time. This clearly demonstrates the value of our targeted digital investments, which are an overriding priority for our business.

We have also delivered for our shareholders with a return on tangible equity(1) within our target range and a CET1 capital ratio in excess of 13%. This has been done without compromising dividend payments or our credit quality, while delivering our strategy of selective growth.

Q. Given the uncertain UK environment, how are you building resilience for the bank and its customers?

A. This has been a particularly challenging period for the banking industry and many of the business and personal customers we support. We have not been immune from these issues, as shown by a 14% reduction in profits for 2018, but there has been encouraging results in our targeted growth areas.

Net mortgage lending in 2018 was £3.3bn, our strongest in more than three years. We also achieved solid growth in lending to trading businesses and continue to support export ambitions of UK SMEs. Meanwhile, we have managed down our exposure to Commercial Real Estate by focusing on risk-weighted returns.

For our retail customers, we recently launched our Digital Investment Adviser – transforming investment choices for those who would not normally invest their money via an online platform. I’m extremely proud of this innovative, customer-centric product, which offers something truly different to the rest of the market.

Our ring-fencing structure is now in place with all required transfers from Santander UK to the Banco Santander group completed, which alongside a risk management initiative, resulted in a £2.7bn reduction in customer loans.

13.2%

CET1 capital ratio

(1) Non-IFRS measure, see page 236.

6	Santander UK Group Holdings plc

Our Santander

Behaviours

Living The

Santander Way

The Santander Behaviours describe how we should interact day-to-day with our colleagues, customers, shareholders and communities to bring Simple, Personal and Fair to life.

Bring Passion and energy and give my best	Give Support to colleagues by taking a genuine interest in them and appreciating their contribution	Truly Listen for different and new opinions and am open to challenge

Embrace Change and look for better ways to do things
	Speak Up and challenge where necessary	Talk Straight and think about the impact of my words

Actively Collaborate with others to get the best outcome for the customer	Show Respect including through the little things	Keep Promises and make decisions

I am proud of what we have achieved across all areas of the business, including meeting the majority of our targets set in 2015.”

The current operating environment remains uncertain, which requires extensive planning to build resilience within the business. There is no more obvious example of this than our preparations for Brexit. We are planning for all potential outcomes, including a no-deal Brexit, so that we can give our customers the best service possible. But we are in a strong position, as demonstrated in the latest PRA stress test, which confirmed our readiness to deal with any sudden changes to the UK economy.

Q. What have been the key areas of challenge and opportunity for Santander UK over the past year?

A. Given the current environment, we have worked particularly closely with our SME customers, in order to alleviate uncertainty and to identify opportunities for growth and trade. The business environment and customer behaviour is continuing to change in response to rapid technological developments. That is why we are also undertaking a significant transformation to meet our aim of becoming the UK’s best open financial services platform.

We need to become leaner and more agile, focusing on our core business areas and becoming a simpler, more automated and digital business. This means providing more personalisation, 24/7 availability and immediate delivery of products and services. We plan to utilise digital and automated solutions to maximise our efficiency, optimise systems and processes, delivering operational excellence.

We have launched comprehensive programmes across the bank to transform our cost base and intend to increase our usage of cloud-based solutions to reduce costs.

We have also initiated changes in our branch network which has included closing those branches that are not fully utilised. I fully appreciate how this impacts customers and how difficult these decisions are for our own people, but these changes will enable us to focus our resources on those key branches that serve the broadest spectrum of our individual and business customers. The branch network will continue to play a crucial role in how we deliver products and services, with a renewed focus on personal service, convenience and social engagement.

There is always more to do and more to learn, in order to serve our customers better. There are lessons to be learnt from the FCA’s investigation into our probate and bereavement processes, and subsequent fine, which served as a sharp reminder of what can happen to our customers when our systems do not work as they should.

Q. How are you supporting the UK’s business community?

A. Our business customers benefit from a bank which is UK-focused, yet part of wider global group. This provides them with personal and efficient access to expertise, experience and technology across the Banco Santander group. Our International team has leveraged Banco Santander’s footprint in 10 markets, and wider network of partnership banks, to create robust trade channels into new markets for UK SMEs.

We are helping UK businesses explore new export opportunities through trade corridors, together with our virtual Trade Missions, Webinars and Inward Trade visits. Last year alone, we ran international trade missions to India, Poland, Singapore, Argentina, the US, China, Chile and the UAE, establishing three new trade corridors. We are also proud of our innovative SME products; such as the new 1I2I3

Business Current Account, which has attracted over 8,000 new customers since its launch last October. Meanwhile, our participation in the Business Banking Switch is expected to attract many more new customers who would benefit from our unique proposition.

Q. How are you nurturing a healthy business culture at Santander UK; supporting your people and communities?

A. Three years ago we launched the Santander Behaviours to embed our values – Simple, Personal and Fair – into everything we do. We want our customers to trust us to do the right thing, to be a company who our people are proud to work for and know they are valued.

I believe sustainability is an important measure of success, in how we support our staff, customers and communities. That is why we have begun work to integrate sustainable goals and perspectives into every single aspect of our business.

We want Santander UK to be the bank of choice for everyone – individuals who trust us to manage their financial health and security, businesses who rely on our support for their strength and growth, and young people looking to enhance their knowledge and skills.

I am incredibly grateful for the hard work of all those who are making our bank a trusted and valued partner for customers and communities across the UK.

Nathan Bostock

Chief Executive Officer

26 February 2019

Santander UK Group Holdings plc	7

Annual Report 2018 | Strategic Report

Market overview

Five major forces continue to shape the UK banking market.	Changing customer behaviour Customer expectations and behaviours are evolving as new technologies are more widely adopted and through changes in the UK’s demographics	Strong market competition The UK banking market remains highly competitive, with pressure on margins and an ongoing focus on ownership of customer relationships and data

Preparing for Brexit

The UK is due to leave the European Union on 29 March 2019. While uncertainty around Brexit remains, we are preparing for a number of outcomes in order to minimise the impact on our business and our customers.

Our Brexit preparations are comprehensive and we have dedicated significant focus to ensure we can continue to serve our customers whatever the outcome. In particular we have taken account of the nationality and location of our people and customers, contract continuity, financial markets infrastructure such as clearing, access to Euro payment systems as well as third party services and flows of data into and out of the European Economic Area.

We expect the direct impact on our business to be somewhat lower than for other more diversified UK banks and corporates, given our UK focus (98% of our retail and corporate assets are UK based). We also expect to benefit from being part of the Banco Santander group, the largest bank in the Eurozone (by market capitalisation) with major subsidiaries outside Europe, which will help us to continue to serve our customers’ domestic and international banking needs.

The wider impact on our business remains uncertain and will be linked to the wider UK economic outturn in the years ahead. Nonetheless, we believe we are well prepared and continue to be positioned prudently as evidenced in the 2018 PRA stress test results.

2.5 million users

Exclusively using mobile app

What we have seen

The profile and behaviour of customers has continued to change which presents new challenges and opportunities to the banking sector. Customers’ expectations have changed in the digital age; frictionless access and real-time feedback are now minimum expectations for the products and services they use. In response, banks are re-evaluating their service and operating models. This has resulted in a need to increase digital capacity and a consequent decline in the numbers of branches across the UK.

Our response and looking ahead

We understand that our customers have different needs and therefore we serve them through the most suitable channel for them. For our retail customers this can be through mobile, online, branch or telephone. For our corporate customers we have a network of Corporate Business Centres (CBCs) across the UK.

Our NeoCRM relationship management tool for retail customers allows seamless conversations with customers across different channels. We have also invested in technology like our Investment Hub to help our customers manage their money flexibly for the longer term. We need to digitally transform the business to deliver to the heightened expectations of customers. In 2019, we announced plans to reshape our branch network and close 140 branches in response to changes in how customers are choosing to carry out their banking.

i23bps

Average net mortgage margin for 2018 vs 2017(1)

What we have seen

Demand for new mortgages has been below long-term averages, although this has improved from the levels seen shortly after the financial crisis. Together with much lower rates for fixed mortgage products, this has led to a highly competitive environment. Demand for consumer credit has remained high, particularly for auto finance. Recently, we have also seen new entrants into the retail savings market, increasing the level of competition and putting pressure on the rates paid on savings accounts.

The Term Funding Scheme (TFS) introduced by the Bank of England in 2016, and which ended in February 2018, has helped to keep the cost of funding low, contributing to an overall increase in lending by UK banks while lowering the rates offered for deposits.

Our response and looking ahead

As a leading scale challenger we are well-positioned to succeed despite a competitive market. We have continued to closely manage new mortgage lending. We adjusted our lending appetite accordingly when we felt the trade-off between risk and return was particularly low. Similarly we have managed down our exposures in commercial real estate and consumer credit through our prudent underwriting criteria and our proactive risk management policies. We need to have good products at competitive prices and deliver the best experience.

(1) Bank of England 2 year fixed 75% LTV less Bloomberg average 2 year swap rate

8	Santander UK Group Holdings plc

Rapid technological change Technology is at the core of the changing way we interact with customers. It offers improved experience and convenience – driving a move to digital channels	Demanding regulatory agenda Regulation in the UK remains focused on making banks stronger, supporting positive customer outcomes, and encouraging greater competition	Uncertain economic environment Despite a relatively stable economy in 2018, the outlook for the UK remains uncertain

97%

Increase in use of contactless payments in the UK in 2017(1)

What we have seen

Using digital platforms has become integral to many customers’ day-to-day banking, and 5.5 million customers are now using our digital services. Technology presents opportunities and challenges in our relationships with customers, and will also shape our organisation going forward.

Society is becoming increasingly cashless with debit cards now being used more often for payments than cash, each representing around a third of all payments. This is in contrast to 2007 where cash was used in over half of payments, and over the next ten years it is expected to continue to decline to 16% of all payments.(1) Almost two thirds of people in the UK now use contactless technology to make payments, and it is expected that this will make up 36% of all payments in 2027.(1)

Our response and looking ahead

By utilising innovative digital solutions allied with our customer-centric approach, we aim to deliver excellence in customer experience.

Our ongoing collaboration with FinTech companies through open IT architecture will allow us to bring greater personalisation to our services, anticipating our customers’ needs, and providing a frictionless experience. We are looking to adopt new ways of working to be able to respond quicker to our customer needs, leveraging the latest technologies and accelerating our own digital transformation.

(1) UK Finance. (2018). UK Payment Markets 2018

c90

Regulatory initiatives in progress

What we have seen

UK banks have undergone significant structural change and invested considerable resources to ensure compliance with ring-fencing legislation, ahead of the deadline of 1 January 2019.

Digital advances and Open Banking have opened up the door of financial services for both start-ups and established technology companies, to leverage customer data and improve competition, efficiency and stimulate innovation.

In 2018, we have also seen the implementation of three major pieces of regulation in General Data Protection Regulation (GDPR), Second Payment Services Directive (PSD2) and Markets in Financial Instruments Directive (MiFID II), and received confirmation of two more: non-binding indicative minimum requirement for own funds and eligible liabilities (MREL) requirements and the final rules and guidance on Payment Protection Insurance (PPI) from the FCA.

Our response and looking ahead

We expect our returns to continue to be impacted by increased regulatory compliance costs and the demanding regulatory change agenda, including the transfer of business for ring-fencing. However, we remain confident that we continue to have a profitable and resilient business.

+0.8% to +1.9%

Range of HMT consensus for

2019 growth in annual GDP

What we have seen

The UK economy has experienced moderate growth over the past three years, coupled with record low levels of unemployment. Inflation was very low in 2016, but has since risen above 2% which prompted the Bank of England to increase the Bank Rate twice by 25bps, in both 2017 and 2018, to 0.75%.

House price growth has also slowed from high single digit figures to a much more modest level, with Buy-to-Let (BTL) lending in particular slowing largely due to changes in tax legislation.

Business investment has continued to be affected by the ongoing uncertainty in the UK economy following the UK’s referendum on EU membership, which has dampened corporate borrowing.

Our response and looking ahead

We have a track record of being consistently profitable, with a resilient balance sheet and a relentless focus on customers. We believe that we are well-placed to manage any potential uncertainties and deliver for our stakeholders.

In light of the uncertain outlook we continued a strategy of selective growth. We believe that our proactive risk management policies and medium-low risk profile will deliver a resilient performance in the business.

Santander UK Group Holdings plc	9

Annual Report 2018 | Strategic Report

Business model

Our purpose is to help people and businesses prosper.

Our aim is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our stakeholders.

What we do

Provide financial products and services
Mortgages, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and specialised services for companies

Generate sustainable profit
Earn margin on products, charge fees for services, efficiently manage infrastructure

Build a resilient business
Invest in robust systems with enough capital and liquidity for times of stress and through the economic cycle

An excellent, seamless experience
Across all our channels, no matter how our customers choose to engage with us

Take a prudent approach to risk
Make the right lending decisions whilst mitigating the risks we face

Do things The Santander Way
Live the Santander behaviours in our interactions with our stakeholders

How we do it

Use funding from diversified sources
Retail and corporate deposits via current and saving accounts; wholesale funding through a range of debt programmes and market facilities

Maintain financial strength and resilience
Well capitalised with a medium-low risk profile and a track record of profitability

Simple structure
Single point of entry resolution entity, involving minimal disruption for our customers

Offer a differentiated proposition
Products and services tailored to be more meaningful and relevant to customers' needs

Identify, assess, manage and report risks
Which could impact our results, reputation or the sustainability of our business

Aim to be the best open financial services platform
Anticipate changing customer needs in an already disrupted market

2016–18 Strategic priorities

People
Live The Santander Way through our behaviours.

10	Santander UK Group Holdings plc

Strategic report
Governance
Risk review
Financial review
Financial statements
Shareholder information

How we stand out

Build strong customer relationships
Drive loyal relationships with personal and corporate customers, leveraging our experience and scale

International expertise for UK companies
Help UK companies expand into overseas markets

Being an important part of a well-diversified global bank
Shared management experience with synergies from leveraging group technology

Improving customer service
For retail and corporate customers, with further improvement at the heart of our plans

Most resilient UK bank
Lowest CET1 drawdown for three years running in the annual PRA stress tests

Communities
Support communities through skills, knowledge and innovation.

Value creation

Customers
We help our customers prosper, by supporting our personal customers through all the stages of their lives and championing British businesses.

£3.3bn
Net mortgage lending strongest in over three years

>£600m
Growth Capital Finance to SMEs since 2012

Shareholders
We remain consistently profitable with a strong balance sheet.

50%
Target annual dividend payout

11 years
Profitability and dividend paid every year

People
We offer first-class professional development opportunities and competitive pay and benefits.

£10.6m
Employee training and development in 2018

73,900 days
Employee training in 2018

Communities
Our people are active participants in a wide range of community volunteering and charitable activities and help to decide which we support.

£22.9m
Support for communities

397,500
People supported in 2018

See how we measure success **on page 12**
See how we manage risk **on page 16**
See our new Sustainability approach **on page 15**

Santander UK Group Holdings plc	11

Annual Report 2018 | Strategic Report

Strategic review

We achieved the

majority of our

strategic targets,

which we set in 2015.

Although we made

significant progress,

we continue to

aspire to deliver

more to help

people and

businesses prosper.

	Key Performance Indicator(1)		2018 result	2018 target
	Customers	Loyal retail customers (million)	4.1 million	4.7 million Not achieved
		Loyal SME and corporate customers	320,000	308,000 Achieved

		Retail customer satisfaction(2) (FRS %)	Top 3	Top 3 Achieved

		Digital customers (million)	5.5 million	6.5 million Not achieved

		Fee income (2015-2018, CAGR(3) %)	2%	5–10% Not achieved

	Shareholders	Return on tangible equity(4) (%)		9–10% Achieved
		Cost-to-income ratio (%)	56%	50–52% Not achieved
		CET1 capital ratio (%)	13.2%	c12% Achieved

		NPL ratio (%)	1.20%	< 2.00% Achieved

		Dividend payout ratio Adjusted dividend payout ratio(4) (%)		50% Achieved

	People	Colleague engagement(5) (%)	Top 3 UK Bank	Top 3 UK Bank Achieved
(1) See page 239 for KPI definitions.
(2) Customer satisfaction as measured by the Financial Research Survey (FRS) run by Ipsos MORI. (3) CAGR (Compound annual growth rate) is measured between 31 December 2015 and 31 December 2018. (4) Non-IFRS (Adjusted dividend payout ratio, 2018 only), see page 236 for nearest IFRS measures. Reconciliation of the 2018 targets to equivalent targets for the nearest IFRS measures are not available without unreasonable efforts. (5) Colleague engagement 2018 target relates to the Best Companies Index run by The Sunday Times.	Communities	People supported (cumulative from 2016 to 2018)	875,400	600,000 2016–18 Achieved

12	Santander UK Group Holdings plc

How we performed	Results

Loyal retail customers increased over the past three years although we did not achieve our 2018 target, as growth was impacted by competitive market for higher interest rate products and management pricing actions.

Loyal SME and corporate customers increased as we continued to develop and improve our customer experience and our products and services. We also expanded our international proposition with eight UK trade corridors now established to enable cross-border client referrals.

Retail customer satisfaction was in line with the average of our three highest performing peers where we ranked second, on a rolling 12-month basis at 31 December 2018. Also, on a Net Promoter Score basis, we are ranked in the top three highest performing peers.

Digital customers continued to grow, as digital acquisition and adoption continues to drive change in the organisation. Although we have not achieved our aspirational target set in 2015, overall growth in digital customers was 41% and has led to an improved customer experience.

Net fee and commission income remained positive but was below our target range largely due to regulatory changes which significantly impacted the ability to generate fee income growth.

Return on ordinary shareholders’ equity was 7.9% in 2018, 8.9% in 2017 and 9.6% in 2016. RoTE(1) was 9.0% in 2018, 10.2% in 2017 and 10.9% in 2016.

RoTE was within our target range, delivering shareholder value despite the competitive and uncertain environment, while managing to higher capital requirements.

Cost-to-income increased in 2018 with income pressure and increased regulatory, risk and control costs, and therefore we were not within our 2018 target range. Cost management remains a priority as we invest further in our business transformation and deliver operational efficiencies.

CET1 capital ratio improved with ongoing capital accretion and risk management initiatives, leaving us strongly capitalised in the current environment.

NPL ratio improved, with credit quality remaining strong supported by our prudent approach to risk, proactive management actions and the ongoing resilience of the UK economy. The improvement was also driven by the write-off of the Carillion plc exposures.

Dividend payout ratio was 117% in 2018, 50% in 2017 and 51% in 2016.

Adjusted dividend payout ratio was 47%(2) in 2018. We maintained our dividend policy (50% of recurring earnings) and declared £455m of ordinary dividends for the year.

Note Adjusted dividend payout ratio excludes £668m dividend payment associated with ring-fence transfers.

Colleague engagement was broadly stable and we achieved our 2018 target of being a top 3 UK bank. We have seen high positive response scores particularly in relation to Line Manager effectiveness, Risk Culture and Fairness.

People supported through employee participation and sponsored schemes greatly surpassed our 2018 target. We supported people through a range of programmes designed to build skills, knowledge and experience, as well as encourage innovation.

Note chart shows cumulative progress to target. (1) Non-IFRS measure, see page 236. (2) Non-IFRS measure in 2018 only, see page 236.

Santander UK Group Holdings plc	13

Annual Report 2018 | Strategic Report

The next phase in our strategy We are further developing our strategy, with a focus on our core franchises and enhanced returns.

Evolving our strategy

Our strategy set in 2015 built upon the significant commercial transformation over the previous three years. We are further honing our strategic priorities and leveraging the changes we have delivered over the past three years.

We are facing a competitive and uncertain external environment, which has placed various pressures on UK banks. These pressures, and the challenges they present, require us to continue to evolve and adapt to our operating environment in order to become fit for the future.

The vast majority of our assets are within our ring-fenced bank, Santander UK plc, which gives us a robust platform to deliver the next phase in our strategy.

Our long-term vision remains unchanged

Our strategy is evolving to focus on our core franchise and enhanced returns. Back in 2015, we set out our purpose which is to help people and business prosper – this vision remains unchanged. Building upon this customer-centric approach, we aim to deliver sustainable returns in a responsible manner.

Our approach has enabled us to build a strong platform to continue towards our long-term vision of becoming the UK’s best open financial services platform. We need to meet the needs and expectations of our customers which are being driven by the standards set by the largest digital companies across the world. This will mean increasing the level of personalisation, making our services available 24/7 and ensuring instant delivery for all our products and services.

Generate growth through valuable and loyal relationships across chosen business segments

This means focusing more on our core business. We are engaging even more with our retail customers, gaining greater insights into what they need, utilising analytics such as our NeoCRM tool. Alongside this, we are continuing to deploy our omni-channel model. Whether it is to our digital, contact centre or branch channel, we are continually upgrading and enhancing our platform to provide a better service.

We are also increasing the specialisation of our corporate business to be able to better serve our customers. Our focus will be on developing propositions, such as our asset finance and trade finance businesses. Another important strand to our corporate strategy will be leveraging our international franchise, where we have already established eight trade corridors. These improvements will help drive customer primacy, leveraging our relationship model, local presence and expertise.

Deliver operational excellence by maximising efficiency and customer satisfaction through digital transformation

To support our ambition, we will need to become a more agile organisation. This will involve further simplification, automation and digitalisation of the bank. These initiatives will enable us to maximise efficiency and deliver operational excellence.

To transform our cost base, we have initiated comprehensive programmes across the bank. We will look to optimise operating models and systems, utilising automation and robotics to improve productivity with increased usage of paperless and cloud-based solutions to reduce overheads.

Being part of a global group is expected to help us in making these changes, as we can leverage technology and best practices used globally through the Banco Santander group.

Consistent profitability and prudent risk management

Generating growth through customer loyalty requires the delivery of the products and services our customers need and demand. Growth in our core retail business and greater specialisation in our corporate business will help improve returns. Together with operational excellence, we aim to have the solid foundations needed to remain consistently profitable and to deliver improved returns.

We have a prudent and proactive approach to risk management, and this means continually upgrading our skills and infrastructure to support both the evolution of the business and our capability to deal with emerging threats, such as cybersecurity.

14	Santander UK Group Holdings plc

Flagship technology hub, supporting innovation

As part of our continued investment in our people and technology, we are building a new campus in Milton Keynes. The building will be constructed using sustainable materials and run with minimal environmental impact.

This facility will become our flagship technology hub, supporting collaboration and innovation across the bank. When it opens in 2022 this will be home to over 5,000 staff and its state of the art facilities will include a walking and running track, a fitness centre, workspaces for local businesses, areas for the community and facilities for staff training and development.

This investment and commitment in the region is part of a significant local regeneration programme to form an important science and technology corridor, dubbed ‘the silicon arc’ spanning Cambridge, Milton Keynes and Oxford.

We will accelerate the execution of our strategy.”

Be the best bank to work for and have a strong internal culture

We need to make sure that our organisation is ready for the future whilst ensuring we attract, develop and retain the best people. For example, we are looking at new digital recruitment approaches, leveraging our partnerships with universities. We want to create a bank that is representative of the society we operate in, and foster a culture which promotes diversity and inclusion.

Our investments in the future will help us enable agile ways of working and we aspire to stand out as an employer of choice. By helping to balance work and home lives, supporting mental and physical wellbeing and enabling our people to keep growing and developing, we can ultimately create a culture and environment where everyone can thrive.

Supporting communities

Our ambition to make a positive difference to our communities remains a crucial part of our work. As part of our sustainability strategy we aim to go beyond traditional volunteering and fundraising to deliver long-term, meaningful value to society. Through our initiatives and programmes, such as DigiWise and our fraud and scam workshops, we want to help improve the financial resilience to our communities.

Our sustainability strategy

“A successful business is one that creates sustainable growth and takes decisions thinking not only about our customers and business, but the wider economy and the environment.

As CEO of Santander UK, I want those decisions to help drive prosperity for current and future generations.”

Nathan Bostock, Chief Executive Officer

Embedding our sustainability approach

We know that financial institutions have an important role to play in addressing areas such as financial crime and financial inclusion, as well as broader systemic issues such as the effect that technological change and climate change are having on our lives, our communities and our planet.

At Santander UK we understand that the decisions we take have an impact on society, the UK economy, and our environment. This is why in 2017 we embarked on an exciting journey, to embed our purpose in every business decision. In 2018, we used artificial intelligence to understand which social and environmental challenges are most important to our customers, shareholders, people and communities, and where we can have a real impact.

Our new sustainability approach sets a framework for action around these issues.

See more on our new sustainability approach on page 25

Create a thriving workplace

Driving sustainable economic growth and financial inclusion

Driving inclusive digitalisation

Upholding the highest ethical standards and fighting financial crime

Santander UK Group Holdings plc	15

Annual Report 2018 | Strategic Report

Risk management overview

Sound risk management is at the centre of

our day-to-day activities. It benefits our

business and our customers by helping to

ensure balanced and responsible growth.

Top risks

We regularly review the top risks which could impact our stakeholders. Risks we actively monitored over the course of 2018 included:

Brexit

The UK is scheduled to leave the EU on 29 March 2019. Due to our main risk exposures arising in the UK retail and commercial banking market, we consider our Brexit-related risks to be manageable. However, given the ongoing uncertainty, we have continued to focus on the refinement of our Brexit contingency plans and also separately on actions that we would take, in the event of a no-deal Brexit. In such a scenario, we could experience increased levels of activity, as our customers seek to deal with changes in their financial circumstances. Our planning has included testing our operational readiness to ensure that we can continue to operate effectively in the event of this heightened activity. We have also undertaken stress tests to ensure we remain financially resilient, in the event of an economic shock following Brexit. We are also working with our regulators and industry bodies to manage relevant changes to the regulatory frameworks.

Mitigating the impact of a low rate environment

In August 2018, the Bank of England increased Bank Rate from 50bps to 75bps. The path of any future rate increases, according to the Bank of England, is currently expected to be gradual, particularly given ongoing uncertainties over future relationship with the EU. In comparison to 2017, the prospects for further rate increases, however gradual, mean that our risk exposure to lower interest rates has reduced. We assess the potential impacts of future rate increases on our customers to help ensure their borrowing remains affordable.

Ring-fencing implementation

We have executed our ring-fence plans in order to meet the 1 January 2019 legislative deadline. The majority of customer assets and liabilities remain within the ring-fenced bank with minimal disruption for our customers. Corporate and wholesale markets business, which is prohibited from inclusion in the ring-fenced bank, was transferred to Banco Santander London Branch.

Building and maintaining capital strength

Decisions made by regulators on the implementation and interpretation of capital rules and on macro-prudential issues can impact our capital management, such as adjustments to the countercyclical capital buffer. We continuously review our capital position on a forward-looking basis, and it is also subject to the Bank of England’s stress testing regime. The stress test results published in November 2018, showed that we exceeded the regulatory hurdle rate set by the PRA for our projected CET1 and UK leverage ratios.

Pension scheme

During 2018, a number of actions have been taken to reduce the level of risk. These included the execution of hedging strategies and asset reallocation, which reduced the pension scheme exposure to pro-cyclical assets. The IAS 19 accounting position improved during the year, and also to a lesser degree, the funding position. Following the High Court judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to Guaranteed Minimum Pension (GMP) equalisation, we have reflected the impact of this decision in operating expenses and in retirement benefit assets.

Financial crime

Aligned with the evolving regulatory environment in the UK, we continued to upgrade our Financial Crime control framework. A centralised Santander UK-wide programme with direct oversight and governance has been established, including review by the Board Responsible Banking Committee. We enhanced systems and controls to aid compliance with our legal and regulatory obligations.

Managing a complex change agenda

As part of our business planning strategy we have continued to invest in a project portfolio that supports risk, regulatory and growth requirements. In order to effectively manage our complex change agenda, we have established robust processes and controls that allow us to track potential issues and mitigate implementation risk. In delivering key projects, we keep pace with developments in the regulatory environment and technological advances, whilst focusing on maintaining our market position and remaining competitive.

Cyber-attacks

In 2018, threats from the external cyber environment continued to evolve, due to heightened geo-political tension, and active well-established cyber-crime groups. There were also high profile incidents during the year impacting airlines, social media services and other UK banks. Specific mitigants implemented in our Cyber Security Plans are currently proving effective and we have experienced no significant disruption to date. We also help our customers stay safe online through a range of our own and industry-wide initiatives.

Conduct risks

We are subject to a demanding regulatory agenda, combined with uncertainty over outcomes in several areas. Implementation of new, often complex, regulatory changes can affect all areas of our business, including operational resilience, products and services; risk management and controls; and culture and behaviours. When implementing regulatory change we focus on ensuring that our strategy, leadership, governance, and approach to managing and rewarding staff do not lead to poor outcomes for our customers, competition, or to market integrity. We expect all our people to take personal responsibility for managing risk through our I AM Risk programme.

Third party risks

In common with other UK banks, we rely on a number of major suppliers, to continue to deliver products and services to our customers. The complexity and criticality of services provided by third-parties to the industry is a key operational risk that has been recognised by ourselves, our peers, and the regulators. We place emphasis on a carefully controlled and managed Third Party Supplier Risk

16	Santander UK Group Holdings plc

Climate change risk

Climate change has become a focus of the Bank of England and other regulators, with both the PRA and FCA publishing papers in October 2018 on climate change risk management. These build on the Financial Stability Board’s Task Force (TCFD) recommendations on the disclosure of climate related financial information.

The PRA draft supervisory statement sets out expectations regarding firms’ approaches to managing the financial risks from climate change. This includes embedding climate change risks in governance arrangements and risk management practice, using scenario analysis to inform strategy setting and risk assessment, and the development of disclosures on climate change risk.

We recognise that climate change is a significant global issue and we support the objectives of the Paris Climate Agreement on limiting emissions. We welcome an industry- wide approach to enhancing our climate risk management practices, governance and disclosure statements. We are working alongside other industry participants as well as engaging with our investors and other stakeholders to shape the disclosure framework in this emerging area.

Estimated global costs resulting from 6°C of warming The cost of inaction: Recognising the value at risk from climate change, The Economist

Framework, and are enhancing our resources in this area in order to manage this risk. This framework seeks to ensure that those with whom we intend to conduct business meet our risk and control standards throughout the life of our relationship with them. We monitor and manage our ongoing supplier relationships to ensure our standards and contracted service performance continue to be met.

Emerging risks in 2018

We regularly review the emerging risks that could impact our stakeholders. Risks actively monitored over 2018 included:

Changing customer behaviour

There are signs that customer loyalty is diluting across the banking industry, as expectations shift and population demographics evolve. Increasingly, customers require greater accessibility, simplicity, customer-centricity and automation when interacting with their banking services provider, which has the potential to disrupt the banking sector. Our customer centric transformation is well underway, with further digital enhancements planned for deployment in 2019 designed around customer needs.

Strong market competition

The UK banking market continues to be highly competitive. At present, our main competition comes from incumbent banks who have strengthened and restructured their activity with a greater focus on the UK, and building societies. New entrants are also making progress, with lower barriers to entry and reduced customer inertia. Margins across the industry continue to come under pressure as a result of this competitive environment. Areas of particular competitive focus include mortgages, a significant driver of profits in the UK retail banking industry, and costs, as a key strategic lever in protecting or improving financial returns. Competition for deposits also remains intense and may escalate as competitors replace funding received from Government schemes. In the longer term, there is also potential for new types of competitors, such as major digital organisations, to gain market presence by leveraging their large customer bases and digital customer interfaces.

Rapid technological change

Consumer expectations are being reshaped by technology-enabled experiences, including those from other industries. Successful organisations will be those that invest in platforms that satisfy customers expectations and at the same time deliver substantial cost reduction in order to sustain profitability. We continue to grow our digital customer base, develop new digital channels, and improve existing digital services, as well as automating physical channels. We also place a high priority on cyber security, including obsolescence management, in order to protect our customers and our reputation.

Demanding regulatory agenda

We continue to face a complex regulatory change agenda. The FCA has been carrying out a number of significant reviews such as a Strategic Review of Retail Banking Models, which will impact our business. The conduct regulator also continues to progress a heavy policy agenda, with proposals at varying stages including but not limited to, a basic savings rate and duty of care. The implementation of PSD2 and Open Banking remains a key focus in the competition and payments agenda. The Payment Systems Regulator is progressing the development of a contingent reimbursement model for victims of authorised push payment fraud. The Bank of England and PRA are working with other regulators to develop the supervisory framework for operational resilience, climate change risk management. We are focused on managing our regulatory

I AM RISK – our Risk Culture

At Santander UK every one of us takes personal responsibility for managing risk by doing our part to:

–  Identify risks and opportunities

–  Assess their probability and impact

–  Manage the risks and suggest alternatives

–  Report, challenge, review, learn and ‘speak up’.

risks, coordinated and prioritised through specific project groups with both risk and regulatory oversight.

Uncertain economic environment

UK economic growth was lower in 2018, compared to 2017, as uncertainty over Brexit adversely impacted upon business confidence, with industry investment plans being delayed. Unemployment remains low and average weekly earnings have continued to trend higher since early 2017. Arrears remain at historically low levels, with good credit quality being maintained across our lending portfolios, supported by our prudent approach to lending. Some normalisation from these cyclically low levels could arise over the medium term, should the credit cycle reach a turning point. Regulatory bodies have cited potential emerging risks to the global financial system from leveraged loans in the Corporate Debt markets, contagion from high levels of non-performing loans in the Eurozone, and a general repricing of risk premia in the markets. Wholesale funding costs for banks have increased as long-term funding spreads widened in 2018 due to the pace and scale of banks’ debt issuance.

Santander UK Group Holdings plc	17

Annual Report 2018 | Strategic Report

Risk overview continued

Risk types

All our activities involve identifying, assessing, managing and reporting risks.

Strategic priority key:

Grow customer loyalty and market share

Deliver operational and digital excellence

Achieve consistent, growing profitability and a strong balance sheet

Credit	Market (Banking market)	Capital

NPL ratio (%)	NIM sensitivity +50 bps (£m)	Total capital ratio (%)

What we have seen

Credit quality remained strong supported by our prudent approach to risk, proactive management actions as well as the ongoing resilience of the UK economy. Low interest rates and falling unemployment have contributed to a benign credit environment resulting in low levels of default in both the mortgage and corporate portfolios. This has also been reflected in a low cost of credit of 0.10% compared to the medium-term average of 0.20% to 0.30%. Whilst the market continues to show resilience, we are cautious on the outlook in light of growing market uncertainty.

The introduction of IFRS 9 has changed how credit impairments are recognised, with impairment charges recognised according to projected losses, whereas previously this was only when the losses actually incurred.

See more on IFRS 9 in our credit risk review on page 70

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

What we have seen

Interest rates in the UK began to rise following a prolonged low and stable interest rate environment. Bank rate rose for the first time in ten years in November 2017 from 0.25% to 0.50% and rose 25bps again in August 2018 to 0.75%. Market expectations, supported by Bank of England guidance, are for future rate increases to be gradual in nature, depending on the performance of the UK economy, and predicated on an orderly exit from the European Union and the wider global economic outlook.

Our balance sheet is positioned to benefit from a rising interest rate environment, although the pace and scale of expected change will moderate any impact on income.

How do we mitigate the risk

We use a variety of approaches to protect the bank from interest rate risk. These include using financial instruments or by matching fixed rate deposits with fixed rate loans of a similar term.

What we have seen

Regulatory capital requirements have continued to increase and UK banks have grown capital to meet the higher requirements. We have generated capital consistently, whilst undertaking risk management initiatives, including securitisations, to further strengthen our capital position.

How do we mitigate the risk

We utilise a capital risk framework that informs and monitors our capital risk appetite. Capital and leverage ratios are monitored to ensure we meet current and future regulatory requirements. We also undertake wide-ranging stress testing analyses to confirm our capital adequacy under various adverse scenarios.

18	Santander UK Group Holdings plc

Pension	Conduct	Operational	Financial crime

Funded defined benefit pension scheme accounting surplus (£m)	Remaining conduct provision (£m)	Operational risk losses trend (excluding PPI and losses below £10,000) (%)	£51m incremental investment in the financial crime transformation programme to enhance systems and controls in 2018
What we have seen	What we have seen	What we have seen	What we have seen

In recent years, UK pension funds have experienced headwinds as a result of falling long-term gilt yields driving an increase in the value of pension liabilities. In many cases these increases in liability values have only been partially offset by increases in the value of hedging assets and return-seeking assets. Where funding positions have deteriorated, additional contributions may be required.

The accounting surplus was impacted by falls in discount rates over the period although this reversed slightly in 2018. Deficit contributions also contributed to the increased surplus.

How do we mitigate the risk

We monitor pension risk on both the accounting and funding bases monthly against the overall risk appetite set by the Board. A range of investment strategies are used to generate income and capital growth to contribute to the funding of the scheme benefits. Hedging strategies are used to mitigate the impact of inflation and changing interest rates, as well as currency movements and falls in equity values.

In recent years, a major conduct issue faced by banks relates to PPI, with significant provisions set aside by the industry for redress. Following confirmation by the FCA of the deadline for customer complaints relating to PPI, banks are now funding advertising campaigns to inform customers who may be eligible for redress.

We made no additional PPI charges in 2018, based on our recent claims experience, and having considered the FCA’s Consultation Paper 18/33 issued on 7 November 2018. We will continue to monitor our provision levels, and take account of the impact of any further change in claims received and FCA guidance. Other conduct provisions primarily relate to the sale of interest rate derivatives.

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

How do we mitigate the risk

As one of the top three risks we face, we utilise separate but complementary approaches. We operate a layered defence approach to cyber risk, focused on identifying, detecting, preventing, responding to and recovering from cyber-attacks, including simulation tests. We carefully select our suppliers and manage our ongoing relationships diligently. Before we engage in new activities, develop new products, enter unfamiliar markets or utilise new technology, we conduct operational risk assessments before we proceed.

We have made a number of enhancements to our systems and controls in recent years. We enhanced our partnerships with public authorities and strengthened our reporting to senior management. This includes implementing our Financial Crime Transformation Program, which is improving our risk assessment, key systems and controls including screening and transaction monitoring.

How do we mitigate the risk

We are committed to the strongest possible response to financial crime risks. We carry out risk assessments for customer, product, business, sector and geographic risk and also perform due diligence to understand our customers’ activities and banking requirements. This targeted approach allows us to predict, detect, prevent and, where possible, disrupt financial crime. We are committed to the public-private partnership in combatting economic crime, working closely with law enforcement and government agencies to stop the threat and protect customers.

Santander UK Group Holdings plc	19

Annual Report 2018 | Strategic Report

We made solid progress towards our strategic

and operational goals in 2018, delivering

shareholder value despite the competitive

and uncertain environment.

Prudently positioned in an uncertain and competitive environment

Income pressures continue to be felt, mainly from the competitive mortgage market, and costs were impacted by regulatory projects completed this year.

The business performed well despite the competitive market. Net mortgage growth was £3.3bn, our strongest lending in over three years, and we continued to see lending growth to non-CRE trading businesses whilst we managed down our CRE exposure.

We completed a significant milestone this year with the implementation of our ring-fence structure and the transfers to Banco Santander London Branch. This means that our 2018 financial results reflect the new statutory perimeter within which we will operate going forwards.

Profit before tax was £1,567m, down 14% from £1,814m in 2017. The generation of sustainable earnings and reduced RWAs meant our CET1 capital ratio increased 100bps to 13.2%. The quality and strength of our balance sheet was again demonstrated in the Bank of England stress test results. For the third year running, we were the most resilient of the UK banks with the lowest drawdown of 1.4% on our CET1 ratio.(2)

Delivering shareholder value

Net interest income was down 5%, impacted by lower new mortgage margins, Standard Variable Rate (SVR) mortgage attrition and the £39m of accrued interest release on a foreign tax liability in 2017, which was not repeated in 2018. These were partially offset by management pricing actions on customer deposits and strong mortgage lending volumes.

 Summarised consolidated income statement

For the years ended 31 December	2018 £m	2017 £m

(1)   Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

(2)   CET1 drawdown is defined as CET1 ratio at 31 December 2018 less minimum stress ratio on an IFRS 9 basis (before the impact of ‘strategic’ management actions and conversion of AT1).

Net interest income	3,606	3,803
Non-interest income(1)	937	1,109
Total operating income	4,543	4,912
Operating expenses before impairment losses, provisions and charges	(2,563)	(2,502)
Credit impairment losses	(153)	(203)
Provisions for other liabilities and charges	(260)	(393)
Total operating impairment losses, provisions and charges	(413)	(596)
Profit before tax	1,567	1,814
Tax on profit	(446)	(560)
Profit after tax for the year	1,121	1,254

20	Santander UK Group Holdings plc

Key performance highlights

1.80%	£1,567m	£158.0bn
Banking NIM	Profit before tax	UK mortgage loans
(2017: 1.90%)	(2017: £1,814m)	(2017: £154.7bn)

£68.4bn	£9.2bn	£78.8bn
Retail Banking current account balances	MREL eligible senior unsecured debt issued	Risk-weighted assets (RWAs)
(2017: £67.5bn)	(2017: £6.2bn)	(2017: £87.0bn)

Non-interest income was down 16% impacted by a gain of £48m following the sale of our shareholding in Vocalink Holdings Limited in 2017, which was not repeated in 2018, and regulatory changes in overdrafts. This was partially offset by increased income in consumer (auto) finance and asset finance.

Operating expenses before credit impairment losses, provisions and charges increased 2%. The impact of higher regulatory, risk and control costs and £40m of costs relating to GMP equalisation were partially offset by cost management programmes and operational and digital efficiencies, as well as lower Banking Reform costs.

Credit impairment losses were down 25%, with Carillion plc charges in 2017, partially offset by a number of charges and lower releases across portfolios in 2018. All portfolios continue to perform well, supported by our prudent approach to risk and the resilience of the UK economy. The NPL ratio improved to 1.20%, down 22bps from 2017.

Provisions for other liabilities and charges decreased 34%, largely due to £109m PPI and £35m other conduct provision charges in 2017, which were not repeated in 2018. These were partially offset by provision charges in Q418 of £58m in relation to our consumer credit business operations and £33m relating to historical probate and bereavement processes.

We are delivering shareholder value despite the competitive and uncertain environment, with return on ordinary shareholders’ equity of 7.9% (2017: 8.9%), and return on tangible equity of 9.0% (2017: 10.2%).

Strategy of selective growth

Customer loans decreased slightly to £199.9bn (2017: £200.3bn), largely due to managed reductions of £1.1bn(2) in Commercial Real Estate (CRE) and £1.4bn in non-core loans, as well as £1.4bn of ring-fence transfers. In Sep18, we also transferred £1.3bn of customer loans to Banco Santander London Branch under a risk management initiative. Lending growth of £3.3bn in mortgages and lending growth to non-CRE trading businesses partially offset these decreases.

Customer deposits decreased to £172.1bn (2017: £175.9bn) and the loan-to-deposit ratio increased to 116% (2017: 113%). This was due to lower corporate deposits and management pricing actions resulting in a reduction in retail savings products. This was partially offset by a £0.9bn increase in personal current account balances.

(2)	Non-IFRS measure, see page 238.

  Summary of segmental balance sheet assets and liabilities

At 31 December	2018 £bn	2017 £bn

(1) Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (PSA cooperation), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA (accounted for as a subsidiary).

Customer loans
Retail Banking	172.8	168.7
Corporate & Commercial Banking	17.7	19.4
Corporate & Investment Banking	4.6	6.0
Corporate Centre	4.8	6.2
Total customer loans	199.9	200.3
Other assets	89.5	114.5
Total assets	289.4	314.8
Customer deposits
Retail Banking	142.1	143.8
Corporate & Commercial Banking	17.6	17.8
Corporate & Investment Banking	4.8	4.5
Corporate Centre	7.6	9.8
Total customer deposits	172.1	175.9
Medium-Term Funding	49.0	40.6
Other liabilities	52.1	82.1
Total liabilities	273.2	298.6
Shareholders’ equity	15.8	15.8
Non-controlling interest(1)	0.4	0.4
Total liabilities and equity	289.4	314.8

Santander UK Group Holdings plc	21

Annual Report 2018 | Strategic Report

CFO review continued

98% of our assets and liabilities are within the ring-fenced bank.”

Other assets and liabilities both decreased predominantly due to ring-fence transfers of derivatives contracts to Banco Santander London Branch. Shareholders’ equity remained broadly flat with ongoing capital accretion through retained profits offset by dividend payments.

Maintaining balance sheet strength

The CET1 capital ratio increased 100bps to 13.2%. This reflected steady profit growth and risk weighted assets which reduced by £8.2bn to £78.8bn. RWAs decreased largely as a result of ring-fence transfers (£5.5bn), risk management initiatives, including securitisations (£3.0bn), and the widening of scope of our large corporate risk model earlier in the year. The UK leverage ratio remained stable at 4.5%.

Wholesale funding with a residual maturity of less than one year increased to £16.8bn and the liquidity coverage ratio (LCR) increased 44 percentage points to 164%. This reflected prudent planning and some pre-funding of our 2019 wholesale funding requirements, in light of potential market disruption from Brexit.

Robust funding plan executed in 2018

We issued £14.8bn of medium-term funding, of which £2.7bn (sterling equivalent) was senior unsecured notes from our holding company,

£4.5bn from our operating company, £4.3bn were covered bonds, £2.2bn were securitised funding and £1.1bn from other secured funding. We are well placed to meet MREL requirements, with £9.2bn of senior unsecured funding from our holding company issued to date. Medium-term funding is likely to be lower in 2019 given the pre-funding completed in 2018.

Our Brexit preparations

The UK is due to leave the European Union on 29 March 2019. While uncertainty around Brexit remains we are preparing for a number of outcomes in order to minimise the impact on our customers and our business. Our Brexit preparations are comprehensive and we have dedicated significant focus to ensure we can continue to serve our customers whatever the outcome. In particular we have taken account of the nationality and location of our people and customers, contract continuity, financial markets infrastructure such as clearing, access to Euro payment systems as well as third party services and flows of data into and out of the European Economic Area.

Ring-fence implementation

As part of ring-fencing implementation, in July 2018 we transferred £1.4bn of customer loans, £21.5bn of other assets and £20.7bn of liabilities from Santander UK to Banco Santander London Branch, which included £19.7bn

Our ring-fence structure

In 2013, UK legislation established a new requirement for certain UK banks to ring-fence their retail activities by 1 January 2019. The intention was to enhance the resilience of the largest UK banks and to reduce the possibility of essential banking services being disrupted in the event of a large bank getting into financial difficulty.

We are now compliant with this legislation, following the conclusion in 2018 of the required transfers from Santander UK to Banco Santander London Branch.

Under our current model, Santander UK plc is the ring-fenced bank of the Santander UK group. It serves all our personal customers in the UK and the vast majority of our business customers. Any service or products which cannot be offered, or customers that cannot be served by the ring-fenced bank, are now catered to through Banco Santander London Branch.

Additionally, in 2018 Abbey National Treasury Services plc (ANTS) became a subsidiary of Santander UK Group Holdings plc (formerly a subsidiary of Santander UK plc). ANTS holds only a small number of legacy positions and the business of our Jersey and Isle of Man branches.

Ring-fencing has been the biggest project that we have ever undertaken, involving significant effort over a number of years. In total, it has cost c£240m and at its peak around 1,000 people were working to ensure the business was ready in time.

22	Santander UK Group Holdings plc

of assets and £18.8bn of liabilities related to our derivatives business. These transfers reduced RWAs by £5.5bn and we paid an associated dividend of £668m. In June 2018, we also transferred £1.3bn of customer assets to Banco Santander London Branch under a risk management initiative, which reduced RWAs by £1.2bn.

2019 outlook remains uncertain

We expect global economic activity to continue to expand in 2019, albeit at a slower pace with a number of heightened risks to the outlook from the ongoing imposition of trade restrictions, geopolitical tensions and slower growth in developed economies. These risks, together with the uncertain environment, highly competitive banking market and demanding regulatory agenda in the UK, mean we are cautious in our outlook.

In our core lending markets, we anticipate modest growth, with mortgage market growth of c3%, with weaker buyer demand and subdued house price growth likely to continue. Corporate borrowing market growth is expected to slow to c2%, as uncertainty continues to dampen investment intentions, particularly in the short term

Our base case anticipates a slight improvement in economic growth, predicated on the UK’s orderly exit from the European Union. The low levels of unemployment should continue with inflation on a downward path which, coupled with rising wages, should result in real earnings growth. Extrapolating from the economic outlook at the end of 2018, our assumption is that there will be a 25bps rise in base rate in H219.

Banking NIM is expected to be lower than the 1.80% seen in 2018, as a result of competition in new mortgage pricing, SVR attrition and limited capacity for further liability margin improvement. SVR attrition is expected to be lower than the net £4.9bn reduction in 2018.

We expect costs to increase slightly as we invest further in our business transformation, face an intensifying regulatory change agenda and manage inflationary pressures. Incremental digital and strategic investments in process automation as well as system and platform rationalisation are also planned. These actions, together with global Banco Santander group initiatives, will improve our customer experience and deliver operational efficiencies over time. We expect to provide further guidance on cost management initiatives in the next few months.

We expect our net mortgage lending to be broadly in line with 2018, as we focus on quality customer service, retention and improved proposition for first-time buyers. We will continue to actively manage our CRE exposures while our lending growth to non-CRE trading business customers is expected to remain robust.

Over the last few years, in addition to the significant changes we implemented for ring-fence compliance, we have taken a number of actions to position the bank for the uncertain environment. I believe these actions together with our prudent approach to risk leave us well placed for the future.

Antonio Roman

Chief Financial Officer

26 February 2019

2018 PRA stress test: Santander UK most resilient of UK banks

The results of the latest PRA stress tests were released in November 2018. The parameters of the stress scenario were very similar to the 2017 stress test, with severe downturns in GDP of 4.75% and house prices of 33% along with a sharp increase in unemployment to 9.5%. Additionally, the stress scenario reflects the expected result of such a downturn with bank rate increasing to 4% in response.

With a stressed CET1 ratio of 10.8% before allowed management actions, on an IFRS 9 transitional basis, we significantly exceeded the PRA threshold requirement of 7.5%. Additionally, with a stressed leverage ratio of 3.9% we exceeded the PRA threshold requirement of 3.26%.

As a result of the exercise, the Bank of England did not require Santander UK to undertake any actions.

For the third year in a row, we were the most resilient of the UK banks with the lowest drawdown of 1.4% on our CET1 ratio.(1)

The outcome of the stress test underlines the quality of our UK-based balance sheet as well as our strong risk management practices.

(1) CET1 drawdown is defined as CET1 ratio at 31 December 2018 less minimum stressed ratio on an IFRS 9 transitional basis (before the impact of ‘strategic’ management actions and conversion of AT1).

Bank of England 2018 stress tests CET1 drawdown (percentage points) Source: Bank of England, Stress testing the UK banking system: 2018 results

Santander UK Group Holdings plc	23

Annual Report 2018 | Strategic Report

Stakeholder review We believe that the performance of our business cannot be considered separately from the sustainability of the wider environment and prosperity of our stakeholders.

Customers

We want to help people and businesses prosper and we aim to do so by being Simple, Personal and Fair in everything we do.

Digital innovation

In 2018 we launched a new mortgage servicing hub in online banking, to give customers more control and flexibility to manage their mortgage online. As well as providing real-time information about their mortgage, customers can now make one-off extra payments, saving them money over the life of their mortgage. This service has been well-received, with over £3m of payments made by our customers in the first two weeks. We also continue to see more customers choosing to stay with us with 55% choosing to take a new deal online, up 7pp on 2017.

As more of our customers choose to bank online, our aim is to give them more options and flexibility in managing their money. We have enabled the setting up of regular overpayments, instant decisions in principle on an additional loan, and notifications of when their mortgage deal is coming to an end. Alongside other digital innovations such as our Digital Investment Advisor and Santander Chatbot, we have continued to improve our banking app, which resulted in our iOS rating improving to 4.8 in Dec18, based on 181,000 reviews.

Optimising our branch network

We continued to invest in our branch network across the UK, completing the refurbishment of over 72% of our branches since 2013. We also updated our 52 University branches by introducing more digital services.

We are a signatory to the Access to Banking Standard which ensures open and fair communication where banks decide to close branches. In 2018 we closed 46 branches in line with this standard, following ongoing reviews to ensure our resources are targeted efficiently to best meet the changing needs of customers.

We have embraced the joint initiative between HM Treasury and UK banks to raise awareness and confidence in everyday banking services available at the Post Office by jointly funding a marketing campaign ‘Bank at your local Post Office’ and increasing the prominence of the Post Office services on our website and branch literature. In areas where we close branches, our branch teams work closely with the local Post Office to ensure customers are aware of the banking services available locally.

In early 2019, we announced plans on reshaping our branch network and closing 140 branches, in response to changes in how customers are choosing to carry out their banking. We plan to have a combination of larger branches and smaller branches to offer customers more convenient access to banking services. Furthermore, in order to deliver a branch network for the future we are refurbishing 100 branches over the next two years through a £55m investment.

Supporting our vulnerable customers

We remain committed to providing support for our vulnerable customers and have continued to progress in this area in 2018. Rolling out our Specialist Support Team to all branch colleagues has been a key focus. The team provide dedicated support to over 7,500 branch colleagues when they are dealing with customers who have complex needs and are in vulnerable situations. In 2018, we have supported almost 900 customers with this specialist approach.

We are also active members of the Financial Abuse Working Party, through UK Finance, and have committed to the resulting Code of Practice to better support and protect victims of financial abuse.

We are championing British businesses

Santander Breakthrough helps ambitious businesses grow and prosper through a range of activities focused on building connections, gaining knowledge, finding and retaining talent, international growth and finance. During 2018, we were proud to have supported 7,902 businesses across all of our Breakthrough activities. This included more than 4,200 attendees joining 193 Breakthrough in Branch events, which continue to connect business owners to their local business community.

We know how challenging it can be to start and grow a business. Our Liverpool City Incubator helps steer start-up founders in the right direction and throughout 2018 provided tailored support to 28 businesses. More than 1,700 SMEs have benefited from the Santander Universities Internship Programme with access to subsidised internships from one of more than 80 partner universities. Some of our customers have the potential for significant growth and require capital as well as non-financial support. In 2018, our Growth Capital Team provided £20.7m of growth capital and £100.7m of senior debt to 35 SMEs.

24	Santander UK Group Holdings plc

Shareholders

We aim to deliver a long-term, sustainable return for our shareholders while helping people and businesses prosper.

Being an important part of a global bank

We are a subsidiary of Banco Santander SA and part of the Banco Santander group. Alongside its London Branch and Wealth Management business, we form its UK presence. The Banco Santander group is a leading retail and commercial bank, founded in 1857, headquartered in Spain. As of 31 December, it was the largest bank in the eurozone by market capitalisation (€64.5bn) and 16th in the world and maintains a leadership position in our local markets in Europe and the Americas.

Our ordinary shares are all held by Banco Santander group companies and are not listed. Our preference shares, however, are listed on the London Stock Exchange. We also have other equity instruments, in the form of four AT1 securities issued in 2014, 2015 and 2017.

Consistent shareholder returns

Santander UK has a track record of consistent profitability which is built on the strength of our proposition, cost discipline and our prudent approach to risk.

Our track record of profitability has enabled us to pay a dividend every year since 2008. Our policy is to declare a dividend of 50% of earnings attributable to ordinary shareholders.

Benefiting from being an independent subsidiary of a large group

The Banco Santander group has a well-balanced distribution across mature and developing markets, and mix of products for individuals

£1,121m

profit after tax

(2017: £1,254m)

and companies. Our model of legally independent subsidiaries, autonomous in liquidity and capital, means that we can mitigate the risk that difficulties affecting one subsidiary impact another. Subsidiaries are managed locally, so that the expertise and knowledge of local markets is fully utilised, with each subsidiary also having its own resolution plan.

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

Innovative banking products for SMEs

SMEs employ more than 16 million people in the UK and have created three times as many jobs in the past five years as the country’s largest firms. Despite their importance, SMEs have long been underserved by the banking sector.

In 2018 we launched the new 1|2|3 Business Current Account, to shake up the market for SMEs. This innovative, value-adding account gives businesses up to £300 cashback per annum, access to 1|2|3 Business World preferential rates and offers, and the ability to deposit cash balances of up to £1,000 each month at Santander branch and Post Office counters. The account has been rated as ‘Five stars’ by Moneyfacts.

Santander UK Group Holdings plc	25

Annual Report 2018 | Strategic Report

Stakeholder review continued

People

We aim to create a thriving workplace that attracts, retains and rewards the most talented and committed people. Our culture promotes diversity and inclusion, prioritises wellbeing and develops our people’s skills.

Helping our people prosper

We provide our people with a competitive package of pay and benefits, to reward them for their individual contribution to the business and our sustainable performance. In 2018, 35% of our people participated in one or both of our two HMRC-approved share save schemes and 88% of our people participated in our pension schemes. We are a Living Wage and London Living Wage employer. We have positive strategic relationships with Advance and the Communication Workers Union (CWU), our two recognised trade unions.

In 2018, our people undertook 73,933 development days and we invested £10.6m, equipping them with the skills they need for now and in the future, including digital skills. We are enabling people to work in a way that suits their individual needs and helps to create a thriving workplace. We also announced plans to upgrade two of our main offices with new state-of the-art buildings; Milton Keynes will become our flagship technology hub and Bootle, our contact centre and operations hub.

Building a bank for everyone

We want to create a bank that is representative of the society we operate in. In our 2018 engagement survey, 85% of our people agreed that we created an environment where people of diverse backgrounds can succeed (+6pp to external benchmark) and 87% agreed that we act responsibly and make a positive contribution to society (+12pp to benchmark).(1)

We recognise the potential that everyone can bring to the organisation. A number of initiatives, programmes and training build inclusivity across our business. These include our six employee-led diversity networks, returnships programme, women’s leadership development training and our cutting-edge research in partnership with Business in the Community (BiTC): ‘Equal Lives’ which uncovered the societal and organisational biases that exist among men and women with caring responsibilities and how these can impact women’s career progression.

Our commitment to driving racial diversity has seen us listed again as a Top Employer for Race.(2) In 2018, we built on this by signing the BiTC Race at Work Charter, committing to taking more action to support ethnic minority career progression and analyse our ethnicity pay gap data. In 2018, we were the only financial services provider to feature on the Social Mobility Employer Index 2018. Across our business, we have continued to increase our support for Apprenticeship schemes in

2018 and have 15 apprenticeship schemes in place with over 500 apprentices.

Gender diversity

In June 2016, we signed the HMT Women in Finance Charter – setting a 50% (+/-10%) gender target for our senior female population over five years. Women made up 30.7% of senior managers, 35.7% of executive committee and 54% of our Board at 1 January 2019. In recognition of our approach to creating a gender diverse bank, we were a Times Top 50 Employer for Women in 2018.

Prioritising wellbeing

We aim to provide a wellbeing proposition that covers Physical, Mental, Financial and Social Wellbeing. In 2018, we launched our Mental Wellbeing Network, a hub to provide support, raise awareness and help people Speak Up. The network is rapidly growing with over 1,200 members. Over 2,400 managers completed ‘Positive about Mental Health Training’. In 2018, we partnered with Nudge to offer an interactive tool to support financial wellbeing.

87%

Of employees agree that we act responsibly and make a positive contribution to society (+12pp above external benchmark)

Commitment to equality of opportunity

We promote equality and inclusion through our partnerships with organisations such as BiTC, Stonewall, Business Disability Forum, MyGwork and Working Families, and have received external recognition for our approach to supporting diversity.

Our Embrace network, provides leadership, support and insight on LGBT+ related matters and aims to reflect and celebrate diversity in the workplace in order to create a supportive and inclusive culture. Currently in the UK, the network has over 3,000 staff members.

(1)   Colleague engagement survey, conducted by Mercer

(2)   BiTC, Best Employers for Race, 2018

Our gender pay and bonus gaps reflect our organisational structure. We have proportionately more women than men in our branch and customer service centre roles, and proportionately more men in our senior leadership team. In December, we reported a mean average gender pay gap of 33.6% (-1.7pp from 2017) and a mean average gender bonus gap of 68.1% (-1pp from 2017).

While we are pleased there has been some progress in our gender pay gap, there is still much to do. We are committed to addressing this gap through transparency, understanding the root causes of issues and finding solutions that are both practical and beneficial to employees.

26	Santander UK Group Holdings plc

Communities

We support and invest in communities across the UK to foster sustainable economic growth.

Helping our communities prosper

Our volunteering and fundraising in 2018 focused on building skills, developing knowledge and supporting innovation, through a number of partnerships to support this strategy. All employees benefit from the opportunity to volunteer in teams for local community organisations, and we saw 11,561 staff engage with this programme during 2018. Through work experience initiatives with our partners National Citizen Service and Career Ready, we offered students from all backgrounds work opportunities, which in turn will create talent pools that businesses and the economy need.

In 2018, the Santander Foundation awarded over £3.3m in grants to almost 700 organisations to deliver projects that improve skills and knowledge and promote innovative solutions to help disadvantaged people in the UK. The foundation donated over £2.1m through the Staff Matched Donation Scheme to support our employees’ fundraising.

We developed our popular in-school mentoring program (Wise workshops), where Santander volunteers teach students about topics such as responsible money management or career planning, to include a new module around staying safe online. DigiWise sessions help 13 and 14 year old students understand their digital footprint, data protection rules and intellectual property law. We partner with Young Citizens, an education charity working in schools to educate, inspire and motivate the citizens of tomorrow.

Fraud and scams education

We continue to volunteer in communities to raise awareness of fraud and scams. Our people supported local organisations and community groups by delivering our Fraud and Scam Awareness Workshops. We also worked extensively with Age UK, our 2016-18 charity partner, to deliver educational sessions on fraud and scams to groups of older people.

We also run a Scam Avoidance School (SAS), an engaging campaign to raise awareness of the sophistication of scammers. This is run in all of our branches and is free for the public to attend. The popularity of these events was recognised in July 2018, when members of our Fraud and Customer Interactions team presented the campaign to Members of Parliament.

Our Universities programme

Santander Universities is our global programme to support and advance education. Since 2002, Banco Santander has donated over €1.6bn to universities across the globe. This made the programme one of the largest global corporate contributors to education.(1)

£3.2m

Total fundraising for our charity partners between 2016-18

Vision 2020 sets out our aim to provide impactful, diverse and inclusive support to higher education, through education, entrepreneurship and employability. Our goal is to provide life-changing opportunities to more people over the next three years than we have in the previous ten. We will ensure 80% of individual recipients are from widening participation backgrounds and aspire to an equal gender balance.

In the UK we’ve donated over £79m to 84 UK partner universities in the last eleven years. In 2018, we directly supported more than 29,000 students, graduates and university staff through initiatives focusing on education, employability and entrepreneurship. We also funded internships for students and graduates in SMEs across the UK, supporting 2,811 internships with 38% of students going on to further employment. Our aspiration is to achieve a 75% employment rate by 2020.

Looking to the future

In 2019, we aim to go beyond traditional volunteering and fundraising to deliver even more long-term, meaningful value to society. We are redefining the purpose and activity of the Santander Foundation, to ensure the greatest positive impact in our communities. Moving beyond skills, knowledge and innovation, we will seek to focus our resources on topics where we can make a difference such as financial inclusion and education, digital inclusion and fighting financial crime.

(1)	UNESCO and Varkey Foundation. (2015). Creating a baseline for Corporate CSR Spend on Global Education Initiatives.

Tackling financial and social exclusion

In 2016 our staff chose to support Age UK and Barnardo’s over a three year term with a commitment to help our communities prosper. The partnership has transformed the lives of thousands of older and younger people, working together to tackle financial and social exclusion. Through volunteering and fundraising opportunities, employees have raised over £3m since 2016, with 95% saying the events made them feel proud to work for Santander.

The over-60s is the fastest-growing group in society, with many at risk of financial and social exclusion. With our funding, Age UK have launched ‘Ambitions for Later Life’ to combat this. This has supported 5,300 older people to plan for the times ahead and be more financially resilient. In the programme’s first two years, Age UK helped people access over £6.7m in unclaimed benefits.

With Barnardo’s, we established the On-Track project to transform the lives of vulnerable unemployed young people. Since 2016 the service has helped 340 young people overcome major challenges in their lives, enabling them to fully participate in society and have access to financial services which meet their needs.

Santander UK Group Holdings plc	27

Annual Report 2018 | Strategic Report

Environment and ethics

We are committed to upholding the highest ethical standards.

Our strategy

In 2018, we defined a new strategic direction for our Corporate Social Responsibility and Sustainability approach. Our vision is to deliver purpose-led sustainability activities that are aligned to business objectives, and where we can make a real impact – making the best use possible of our resources.

We have established a new strategy based on four Sustainability Pillars which reflect our identified priority topics. These are the issues that are most important to our internal and external stakeholders and where we feel that as a bank we can make the biggest difference.

Ethics

Ethics and integrity are at the heart of a prosperous business and society. Corruption, bribery, modern slavery and financial crime erode the value that business creates and divert precious resources away from the socio-economic growth of our country.

We want to protect and maintain our licence to operate by acting responsibly and demonstrating how we live up to our values in everything we do. We are determined to uphold the highest standards and promote human rights, sound business ethics and corporate culture. See page 60 for more on our Code of Ethical Conduct and Anti-Bribery and Corruption Policy.

Responsible lending

Our policy on Aerospace and Defence, Energy, Mining, Metals and Soft Commodities defines our approach towards creating long-term value within these sectors while managing reputational, social and environmental risks stemming from customers’ activities.

In 2018 we also released a Sensitive Social and Ethical Sectors Policy to guide our investment in certain sectors, strengthening our local governance. Our Reputational Risk Forum is responsible for reviewing, monitoring and escalating to Board key decisions around financial and non-financial reputational risks.

Climate change

Externally, and as part of the Banco Santander group, we comply with the Equator Principles, factoring social, ethical and environmental impacts into our risk analysis and decision making process for financial transactions. These principles address matters such as climate change, prevention of pollution and toxic waste emissions, biodiversity, indigenous peoples and human rights.

We are one of the largest renewable energy financiers ranking jointly as the number one lender to the sector by number of transactions in 2018 in Europe and the UK.(1) In 2018 we provided £922m of debt financing to 19 renewable energy projects, some of which are portfolios of assets. Each of these projects support our common objective to decarbonise society by producing renewable energy and reducing overall energy consumption.

Our Project & Infrastructure finance team provides financing to onshore, offshore wind, solar and biofuel projects both at a pre-construction and operational stage. In addition to this, we offer advisory services to our renewable and alternative energy clients on how to raise capital to fund these types of projects.

Our Environment & Energy Management Systems (EMS & EnMS) provide a framework for defining responsibilities and processes in relation to waste, energy, water, travel and supply chain management at our 15 main offices and data centres in the UK. In 2018, we successfully recertified the ISO 14001 & ISO 50001 accreditation across all of these properties.

Ethical supply chain

We want to do business with like-minded companies who share our values and ambition to be a driver of prosperity and who therefore meet our risk and control standards as outlined in our Third Party Supplier Risk Framework.

We continually review our supply chain management policies and processes to comply with the 2015 Modern Slavery Act requirements. We require our suppliers to comply with explicit requirements to respect human rights and adhere to ethical labour practices.

We meet the Living Wage requirement for employees of suppliers who work at Santander UK sites, and our standard supplier contracts include specific requirements to respect human rights and ethical labour practice based on the principles of the UN Global Compact.

(1)  Inframation Renewable league tables UK, 2018

Combating

modern slavery

We are committed to tackling modern slavery and human trafficking. As a major financial institution, we are in a position to identify potential proceeds of human trafficking. Our Financial Intelligence Unit works closely with the National Crime Agency and industry bodies.

This year we rolled out mandatory bank-wide training for colleagues, including key indicators of potential human trafficking or modern slavery across all aspects of a customer relationship. This supports colleagues to spot and report likely perpetrators or victims through their behaviour, transactional activity or physical indicators. Our research and findings have been published and shared with other financial institutions around the UK.

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

Strategic report
Governance
Risk review
Financial review
Financial statements
Shareholder information

Governance

Santander UK Group Holdings plc is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy and have common Boards, albeit the principal business activities of the Santander UK group are carried on by Santander UK plc and its subsidiaries (the Santander UK plc group).

The Company’s Corporate Governance and Risk Frameworks have been adopted by its subsidiaries to ensure consistency of application. Prior to November 2018, the Corporate Governance and Risk Frameworks were applied from the level of Santander UK plc across the Santander UK plc group and adopted by Santander UK Group Holdings plc.

As a result, the review of the business and principal risks and uncertainties facing the Company, and the description of the Company’s Corporate Governance, including the activities of the Board and risk management arrangements, are integrated with those of Santander UK plc and are reported in this Annual Report as operating within the Company for all periods presented.

Contents
Board of Directors	30
Corporate Governance report	33
Chair’s report on corporate governance	33
Board Nomination Committee Chair’s report	36
Board Risk Committee Chair’s report	38
Board Audit Committee Chair’s report	44
Board Responsible Banking Committee Chair’s report	50
Directors’ Remuneration report	52
Board Remuneration Committee Chair’s report	52
Remuneration report and remuneration policies	54
Remuneration implementation report	56
Directors’ report	59

Santander UK Group Holdings plc	29

Annual Report 2018 | Governance

Board of Directors

Shriti Vadera

Chair

Skills and experience

Shriti was an investment banker with SG Warburg/UBS from 1984 to 1999, on the Council of Economic Advisers, HM Treasury from 1999 to 2007, Minister in the UK Government from 2007 to 2009 (Cabinet Office, Business Department and International Development Department), G20 Adviser from 2009 to 2010, and advised governments, banks and investors on the Eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014. She was a Non-Executive Director of AstraZeneca plc between 2011 and 2018.

Other principal appointments

Director of Santander UK plc* since January 2015 and Chair since March 2015, Non-Executive Director of BHP Group Plc (formerly BHP Billiton plc) since 2011 and Senior Independent Director since 2015.

Julie Chakraverty

Independent Non-Executive Director

Skills and experience

Julie brings extensive experience and knowledge in financial services, digital and innovation, business leadership and in risk management. She was a Non-Executive Director of Standard Life Aberdeen plc between 2017 and 2018.

Julie was a Non-Executive Director of Aberdeen Asset Management plc from 2011 and its Senior Independent Director from October 2016 until her retirement from the Board in 2018. She chaired its Risk and Innovation committees.

She has served on the Boards of MS Amlin plc (where she chaired their Remuneration Committee), Spirit Pub Company Limited and Paternoster Limited. Her executive career was spent with UBS, where she held a number of global leadership positions, and JP Morgan.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 11 June 2018. Founder and Chief Executive of Rungway Limited.

Annemarie Durbin

Independent Non-Executive Director

Skills and experience

Annemarie has 30 years’ international retail, commercial, corporate and institutional banking experience culminating in membership of Standard Chartered’s Group Executive Committee. She was Group Company Secretary at Standard Chartered and an independent Non-Executive Director on the board of Fleming Family and Partners Limited. She was a member of the Listing Authority Advisory Panel from 2015, and Chair between 2016 and 2018.

Annemarie is an executive leadership coach and a Board governance consultant. She brings broad based international banking, executive remuneration, internal audit, crisis management and governance capabilities to the Board.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since January 2016. Chair of Cater Allen Limited* since 15 November 2018. Non-Executive Director of WH Smith PLC since 2012.

Ed Giera

Independent Non-Executive Director

Skills and experience

Ed is an experienced Non-Executive Director, having held a number of Board roles following his career with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co. He provided corporate finance advisory and fiduciary services as Principal of EJ Giera LLC and was formerly a Non-Executive Director for the Renshaw Bay Structured Finance Opportunity Fund, NovaTech LLC, and the Life and Longevity Markets Association. Ed was also a director of Pension Corporation Group Ltd from 2012 to 2015, and Pension Insurance Corporation Holdings Ltd from 2008 to 2012. He was a Non-Executive Director of ICBC Standard Bank Plc and a Non-Executive Director of Pension Insurance Corporation Group Limited from 2015 to 2018, respectively.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since August 2015. Non-Executive Director of the Renshaw Bay Real Estate Finance Fund since 2012.

30	Santander UK Group Holdings plc

For Board Committee membership, see Board and Committee membership, tenure, attendance and remuneration. For full bios visit www.santander.co.uk/uk/about-santander-uk/about-us/non-executive-directors

Chris Jones

Independent Non-Executive Director Santander UK’s Whistleblower’s Champion

Skills and experience

Chris was a partner at PwC from 1989 to 2014. He focused on the financial services industry from the mid-1980s and was a Senior Audit Partner specialising in the audit of banks and other financial services companies. He also led PwC’s EMEA Financial Services practice and was a member of their Financial Services global leadership team. He is a past president of the Association of Corporate Treasurers and was Chairman of the Advisory Board of the Association of Corporate Treasurers between January 2010 and July 2018.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since March 2015. Audit Committee member of the Wellcome Trust since 2016. Non-Executive Director of Redburn (Europe) Ltd since 2014. Investment Trustee of the Civil Service Benevolent Fund since 2015. Board member of the Audit Committee Chair’s Independent Forum since January 2019.

Genevieve Shore

Independent Non-Executive Director

Skills and experience

Genevieve brings digital, technology and commercial expertise to Santander UK from a career in the media, publishing and technology sectors, most recently as Chief Product and Marketing Officer of Pearson plc, and previously as Director of Digital Strategy and Chief Information Officer. Genevieve has also advised and invested in Education Technology start-ups and works with female executives as a coach and mentor.

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since May 2015. Non-Executive Director of Next Fifteen Communications Group plc since 2015. Non-Executive Director of Moneysupermarket.com Group plc since 2014. Non-Executive Director of Arup Group Limited since 2017. Independent Non-Executive Director of the Rugby Football Union since 2017.

Scott Wheway

Independent Non-Executive Director Senior Independent Director

Skills and experience

Scott brings extensive retail and consumer knowledge to the Board, having formerly held various senior roles at Tesco plc, including Operations Director and CEO, Tesco Japan. Following this, he was CEO of Best Buy Europe and Managing Director and Retail Director of The Boots Company plc and Managing Director of Boots the Chemist at Alliance Boots plc. Scott also has experience of the financial services sector through his past roles at Aviva plc (Non-Executive Director from 2007 to 2016) and Aviva Insurance Limited (Chairman from 2015 to 2017).

Other principal appointments

Independent Non-Executive Director of Santander UK plc* since 2014. Non-Executive Director of Centrica plc since 2016. Chairman of AXA UK plc since 2017.

Ana Botín

Banco Santander Nominated

Non-Executive Director

Skills and experience

Ana joined the Banco Santander group in 1988 and was appointed Executive Chair of Banco Santander SA in September 2014. Ana has been a member of Banco Santander SA’s Board and Executive Committee since 1989 and previously served as Chief Executive Officer and Executive Director of Santander UK plc between 2010 and 2014. She has extensive financial services experience. She directed Banco Santander SA’s Latin American expansion in the 1990s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury divisions.

Other principal appointments

Executive Director of Santander UK plc* in 2014. Non-Executive Director of Santander UK plc* since September 2014. Executive Chair of Banco Santander SA* since 2014 and Director since 1989. Non-Executive Director of The Coca-Cola Company since 2013. Vice-Chair of the Empresa y Crecimiento Foundation since 2000. Vice-Chair of the World Business Council for Sustainable Development since 2016. Member of the MIT’s CEO Advisory Board since 2015.

* Part of the Banco Santander group.

Santander UK Group Holdings plc	31

Annual Report 2018 | Governance

Board of Directors continued

Lindsey Argalas

Banco Santander Nominated

Non-Executive Director

Skills and experience

Lindsey joined Banco Santander SA in 2017 as Chief Digital and Innovation Officer in charge of digital transformation and innovation. She joined from the Silicon Valley-based software company Intuit Inc, where she held a number of senior positions from 2008 to 2017, most recently as Chief of Staff to the CEO. Prior to that, Lindsey worked as a Principal at the Boston Consulting Group for 10 years.

Lindsey brings extensive international experience of driving growth and leading transformational change with particular expertise in new market entry, customer-driven innovation and digital experiences.

Other principal appointments

Non-Executive Director of Santander UK plc* since 1 January 2018. Director of Santander Fintech Limited* since September 2017.

Gerry Byrne

Banco Santander Nominated

Non-Executive Director

Skills and experience

Gerry has been Chairman of the Supervisory Board of Santander Bank Polska SA* (SBP) since 2011 having joined the SBP Board as Deputy Chairman in 2001. He held several senior management roles at AIB Group, both in Ireland (from 1973 to 2000) and in Poland (from 2001 to 2010), latterly as Managing Director of the Central Eastern Europe Division in 2009-2010. He is a member of the Irish Institute of Bankers, Irish Management Institute and an alumnus of Harvard Business School.

Other principal appointments

Non-Executive Director of Santander UK plc* since December 2017. Chairman of the Supervisory Board of SBP since 2011.

Nathan Bostock

Executive Director

Chief Executive Officer

Skills and experience

Nathan joined Santander UK from RBS, where he was an Executive Director and Group Finance Director. He joined RBS in 2009 as Head of Restructuring and Risk, and Group Chief Risk Officer. He previously spent eight years with Abbey National plc (now Santander UK plc*) and served on the Board as an Executive Director from 2005. During his time with Abbey National plc, he held other senior positions including Chief Financial Officer.

He was also at RBS from 1991 to 2001 in a number of senior positions and spent seven years before that with Chase Manhattan Bank, having previously qualified as a Chartered Accountant at Coopers & Lybrand (now PwC).

Other principal appointments

Chief Executive Officer of Santander UK plc* since September 2014. Member of the PRA Practitioner Panel since 2014 and a Member of the Financial Services Trade Investment Board (FSTIB) since 2015.

Susan Allen

Executive Director

Head of Retail and Business Banking

Skills and experience

Susan has substantial experience in the banking sector following a career spanning over 25 years. She joined Santander UK in 2015 as MD, Retail Banking before being appointed as Chief Transformation Officer the same year. In March 2017 she was appointed as Head of Retail Distribution. Prior to joining Santander UK, she held a number of senior roles at RBS including CEO, Customer Solutions Group Corporate Banking and MD, UK Retail.

Other principal appointments

Executive Director of Santander UK plc* since 1 January 2019. Director of Cater Allen Limited* since December 2017.

Antonio Roman

Executive Director

Chief Financial Officer

Skills and experience

Antonio has extensive financial services experience across a wide range of areas including Finance, Investor Relations and Retail Banking. He was appointed Treasurer of Santander UK plc in 2014, with responsibility for the management of interest risk, liquidity, funding, economics and investor relations. Antonio joined Santander UK plc in 2013 as Deputy Treasurer and prior to that held the position of Head of Financial Management at Banco Español de Credito SA*. He also worked for Grupo Caja Madrid where he served as Financial Controller from 2007 to 2010.

Other principal appointments

Chief Financial Officer of Santander UK plc* since 2015 and Executive Director since August 2017. Director of Cater Allen Limited* since December 2017 and Abbey National Treasury Services plc* since July 2014. Member of UK Finance’s Financial and Risk Policy Committee since 2015.

* Part of the Banco Santander group.

32	Santander UK Group Holdings plc

Chair’s report on corporate governance

My report describes the roles, responsibilities

and activities of the Board and its Committees.

Our governance

Santander UK voluntarily complies with the UK Corporate Governance Code (the Code) wherever applicable in order to practice best standards of corporate governance. Although, as a non-listed subsidiary of a European banking group, we are not required to comply with the Code. In addition to the Code, our governance practices and rules are set out in a number of key documents, principally:

–

The UK Group Framework, which defines clearly our responsibilities and relationship with Banco Santander SA, our shareholder. This provides us with the autonomy to discharge our responsibilities in the UK in line with best practice as an independent board while providing Banco Santander SA with the oversight and controls it needs. Clarity of roles and responsibilities is key to ensuring proper accountability for decisions and outcomes

–

The Corporate Governance Framework, which is designed to assist the Board of Directors in discharging their responsibilities, by ensuring an appropriate scheme of delegation throughout the Santander UK group.

Ring-fencing

As the substantive business of the Santander UK group is currently conducted by Santander UK plc, our ring-fenced bank under our current business model, the PRA has granted a number of rule modifications to enable Santander UK plc and Santander UK Group Holdings plc to operate simultaneous boards and board committees with common director membership. This enables them to run efficiently and supports effective oversight of the business.

We have reviewed our governance arrangements to ensure full compliance with the Banking Reform Act. This included elevating the Corporate Governance Framework to operate at the level of Santander UK Group Holdings plc, whereas previously it operated at the Santander UK plc level. This provides coverage to entities within the Santander UK group that sit outside of the ring-fence. Further details are set out in the Board Nomination Committee Chair’s report.

Board membership

Through the Board Nomination Committee, we ensure we have the right composition of individuals on the Board, providing an appropriate balance of skills, experience and perspectives and regularly review succession planning in order to maintain a strong Board and executive talent pipeline. Board and senior management succession was also the focus of a number of Board dinners during the year.

We have appointed Susan Allen as Executive Director and Head of Retail and Business Banking with effect from 1 January 2019, in place of Javier San Felix who returned to a Group role at Banco Santander SA. We also appointed Julie Chakraverty as an Independent Non-Executive Director (INED) on 11 June 2018. The appointments add to the Board’s skills and experience in financial services, digital and innovation and risk management.

During 2018, two of our Non-Executive Directors stepped down from the Board. Alain Dromer, an INED, resigned with effect from 31 August 2018 after five years and Juan Inciarte, one of our Group NEDs, retired on 31 December 2018 after fourteen years on the Board.

On behalf of the Board, I would like to thank Javier San Felix, Juan Inciarte and Alain Dromer for their invaluable service to the Board and the Company.

As a Board, we set ourselves a diversity target of 33% female representation on the Board by 2020. We have exceeded this target, well in advance of the deadline, with a current female representation of 54%.

(1)  In addition, ad hoc Board Committee meetings were held to consider the Company’s application for the RBS Alternative Remedies Incentivised Switching Scheme and conduct matters.

(2)  2018 data reflects total Board time spent in Board meetings, Board workshops, Board lunches and the Board Strategy Day to give a more complete view of how the Board spent its time in 2018. This is a change from 2017, where the data reflects time spent in Board meetings only.

The Board aspires to become the best governed bank, supporting Santander UK’s aim to be the best bank for our people, customers, shareholder and communities.” Shriti Vadera Chair 26 February 2019	Board activities Read more on p34 Board membership, tenure and attendance Readmore on p58

Santander UK Group Holdings plc	33

Annual Report 2018 | Governance

Chair’s report on corporate governance continued

We anticipate this ratio will decline this year as we look to return our Board size to 14 Directors. I am pleased that the ratio will remain at or close to target and represents a significant improvement from the 13% female representation in 2015. All aspects of diversity form part of our Board succession planning process, which is explained in the Board Nomination Committee Chair’s report.

Board Committees

The Board delegates certain responsibilities to Board Committees to help discharge its duties, as set out later in this section. The Committees play an essential role in supporting the Board in these duties, providing focused oversight of key areas and aspects of the business.

The role and responsibilities of the Board and Board Committees are set out in formal Terms of Reference. These are reviewed at least annually as part of the review of the Corporate Governance Framework.

* Board and Committee meetings held concurrently with Santander UK plc.

During 2018, the annual review focused on considering the impacts of ring-fencing legislation, as well as assessing the consequences of changes to the Code.

Board activities

The Chair, with the CEO and Company Secretary, and with the support of all Directors and senior management, ensure that the Board has an appropriate schedule so that its time is focused on matters of strategic importance to the business and monitoring of risks and controls.

The Board monitors progress against the strategic priorities on a regular basis. it also held its annual Strategy Offsite in June where it gave particular focus to the three year strategy, together with our longer-term plans and aspirations, recognising the internal and external challenges faced in light of our competitive and uncertain operating environment.

To ensure the most effective use of the time at Board meetings, in addition to the delegation of certain responsibilities to the Board Committees, the Board has Board dinners, external speaker lunches and workshops.

Summary of Board activities in 2018

The Board’s activities in 2018 included the following themes:

Theme	Actions taken by the Board and outcomes
Business and customer

–  Reviewed, challenged and remained apprised of the performance and strategy of the business divisions and functions, strategic business opportunities and developments with customer experience.

–  Reviewed, challenged and approved the 3-year business plan (2018-2021) and the Budget for 2019, including cost efficiencies and associated risk assessments.

–  Received and discussed regular updates on ring-fencing, including considering options in relation to the Jersey and Isle of Man branches.

Strategy

–  The Board held its annual Strategy Day in June 2018. They discussed: a comprehensive industry overview including banking trends and competitors, the Banco Santander-wide strategy and synergies between Banco Santander and Santander UK; M&A market opportunities; the three year business plan; strategies for Retail Banking, Corporate & Commercial Banking, Santander Services and Property; Strategic workforce planning; and digital and transformation programmes.

Regulation, Balance Sheet and capital

–  Reviewed, challenged and approved the ICAAP, ILAAP, and Recovery and Resolution Plan; adequacy and effectiveness of stress-testing and capital management; Ring-Fencing Programme; Dividends and AT1 Payments.

–  Received regular updates on capital planning.

–  Considered asset and liability management activities and was appraised of regulatory developments.

–  Approved policies including the Volcker Policy, Modern Slavery Statement, Money Laundering policy and Ring-Fencing related policies.

–  Participated in the 2018 BoE Concurrent Stress Test, agreeing key assumptions and capabilities and approved the final submission.

Risk and control

–  Reviewed, challenged and approved the update to the Risk Appetite and monitored performance across all risk types.

–  Received regular enterprise wide risk updates from the CRO, together with updates on specific risks, such as pensions, cyber security, Brexit.

People and Culture

–  Received updates on issues including HR strategy, talent management and succession planning, gender pay, and diversity and inclusion.

–  Considered the annual Whistleblowing Report.

–  Received updates on culture, considering our long-term strategic direction and assessment findings from the Banking Standards Board.

Governance

–  Considered the impact of Ring-Fencing legislation on governance arrangements, and made consequential revisions to the Corporate Governance Framework and UK Group Framework.

–  Approved the appointment of a new INED and executive director.

–  Reviewed, challenged and approved Santander UK’s Annual Report.

–  Assessed the performance of the Board, its Committees and the Chair. Received regular updates from Board Committees, via the Chairs.

–  Approved revised Board strategic priorities.

34	Santander UK Group Holdings plc

The Board ensures regular contact with senior management through a number of means. These include inviting relevant business and function heads to present to the Board or its Committees on current developments; permitting observers as part of individual senior managers’ development plans; scheduling regular meetings for Committee Chairs to meet with relevant senior managers; site visits by one or more Directors; and topical or technical workshops.

In addition, senior leaders make themselves available to the NEDs throughout the year. The Board also held one of its meetings in our Milton Keynes office where it met with local staff to understand further the work they were doing in relation to Innovation, Keep It Simple Santander (KISS), Financial Crime and Complaints.

Board strategic priorities

The Board aspires to become the best governed bank, supporting Santander UK’s aim to be the best retail and commercial bank in the UK for our people, customers, shareholder and communities, helping people and business prosper and earning their lasting loyalty. In order to achieve this aspiration, the Board revised its strategic priorities including its focus on strategy and transformation, performance monitoring, management succession and responsibility to our stakeholders.

Director inductions and training

The delivery of our tailored NED induction programmes for our new appointments continued through 2018. As a new INED, Julie Chakraverty benefited from a tailored induction programme.

This included meetings with senior management and a number of site visits. All other NEDs have ongoing development plans. The Company Secretary supports the Chair in designing individual inductions for NEDs, which include site visits and cover topics such as strategy, key risks and current issues including the legal and regulatory landscape.

Throughout 2018, we continued to deliver regular workshops for all NEDs to further develop their knowledge and understanding of key business issues including the use of data in financial services, platforms & systems architecture, financial crime, ring-fencing, significant risk transfers and risk models. In 2018 this was supplemented with visits to corporate sites and branches. A summary of the Board’s activities in 2018 is set on page 34.

Board Committee responsibilities

Key responsibilities
Board Nomination Committee Chair’s report Read more on p36	Board Nomination Committee

–  Review the Board’s structure, size and composition, including skills, knowledge, experience and diversity.

–  Consider succession planning for Directors and Senior Executives.

–  Identify and nominate candidates to fill Board vacancies as and when they arise.

–  Assess the performance of the Board.

–  Review each year whether NEDs have dedicated enough time to their duties to have been effective.

–  Oversee governance arrangements.

Board Risk Committee Chair’s report Read more on p38	Board Risk Committee

–  Advise the Board on the enterprise wide risk profile, Risk Appetite and strategy.

–  Review the enterprise wide risk profile through business updates from the First Line of Defence and regular reports and updates on each key risk type from the Second Line of Defence.

–  Provide advice, oversight and challenge to embed and maintain a supportive risk culture.

–  Review the Risk Framework and recommend it to the Board for approval.

–  Review and approve the key risk type and risk activity frameworks identified in the Risk Framework.

–  Review the capability to identify and manage new risks and risk types.

–  Oversee and challenge the day-to-day risk management actions and oversight arrangements and adherence to risk frameworks and policies.

Board Audit Committee Chair’s report Read more on p44	Board Audit Committee

–  Monitor and review the integrity of the financial reporting.

–  Keep under review the adequacy and effectiveness of the internal financial controls.

–  Review the adequacy of Whistleblowing arrangements.

–  Monitor and review the effectiveness of the Internal Audit function.

–  Assess the performance of the External Auditors and oversight of their independence.

Board Responsible Banking Committee Chair’s report Read more on p50	Board Responsible Banking Committee

–  Oversee culture and operational risks relating to conduct, compliance, competition, financial crime and legal matters set within the Risk Appetites and Risk Framework.

–  Ensure adequate and effective control processes and policies for conduct and compliance risk, fair customer treatment and customer outcomes.

–  Monitor, challenge and support management in its efforts to evolve conduct, culture and ethical standards through sustained effectiveness of Santander UK’s values and nine behaviours.

–  Oversee the reputation of Santander UK and how it impacts its brand and market positioning, and the Corporate and Social Responsibility Programme.

Board Remuneration Committee Chair’s report Read more on p52	Board Remuneration Committee

–  Approve and oversee the remuneration governance framework.

–  Oversee implementation of remuneration policies, ensuring they promote sound, effective risk management.

–  Consider and approve specific remuneration packages for EDs and other senior management.

–  Review and approve regulatory submissions in relation to remuneration.

–  Approve the variable pay pools for EDs and other senior management, including the application of risk adjustment as appropriate.

Santander UK Group Holdings plc	35

Annual Report 2018 | Governance

Board Nomination Committee Chair’s report

The Committee has focused on Succession Planning

and Governance throughout the year

Overview of the year

The Committee met on four occasions in 2018. The majority of its time was spent overseeing changes in the membership of the Board and Board Committees and on senior management succession planning and most of its business was conducted virtually.

The Committee also reviewed the collective skills of the Board, time commitments and Directors’ conflicts of interest and reviewed governance arrangements in light of ring-fencing and changes to the UK Corporate Governance Code.

Furthermore, the Committee also undertook an internal review of the Board and its Committees’ Effectiveness.

Committee membership, Board changes and Succession Planning

There have been no changes to the Committee’s membership in 2018.

During the year, Alain Dromer (INED), Juan Inciarte (a Banco Santander nominated NED) and Javier San Felix (Executive Director (ED)) stepped down from the Board.

As referred to in my report on Corporate Governance on page 33, following assessment by the Committee as to suitability, the Committee recommended to the Board the appointments of Julie Chakraverty (INED) and Susan Allen (ED). Between them, Susan and Julie add a wealth of experience in financial services, digital and innovation, risk management and retail banking. In making the appointments, the Committee considered the overall mix of skills, experience and diversity on the Board.

The Committee continued to review the membership of the Board’s Committees during the course of the year. This resulted in certain Committee membership changes as explained in the respective Committee reports.

All Committees continue to be chaired by INEDs and have only INEDs as members, other than the Board Nomination Committee and Board Risk Committee where the membership has included one Group nominated NED. The membership of the Committees is set out on page 58.

The Committee also kept under review executive succession planning with a number of changes being made during the year to the CEO’s direct reports.

Diversity and inclusion

In 2016, we set an aspirational target of having 33% women on the Board by 2020. Following the appointment of Julie Chakraverty in June 2018 and Susan Allen in January 2019 we achieved a ratio of 54%, ahead of target, although we anticipate that this will decline during the year.

We also signed up to the HM Treasury Women in Finance Charter and aim to create gender balance by setting a target of 50% (+/-10%) women in senior roles (excluding Board members) – by 2021.

Responsibilities of the Committee Read more on p35
We continue to ensure that gender and all aspects of diversity remain front of mind in our succession planning.” Shriti Vadera Chair 26 February 2019	Committee membership, tenure and attendance Read more on p58

36	Santander UK Group Holdings plc

We will continue to strive toward gender balance. Santander UK has committed to gender targets for our senior female management population, and we have embedded these into our Executive Committee annual performance objectives.

We will continue to ensure that gender and all aspects of diversity remain front of mind in our succession planning. In this regard, the Board have signed up to the Business in the Community ‘Race at Work’ Charter.

Governance

During the year, the Committee has been focused on governance including monitoring corporate governance developments, considering the impacts of ring-fencing and conducting the annual review of our Corporate Governance Framework.

In 2018, the Committee considered the changes to the 2016 UK Corporate Governance Code and gave particular focus to the recommendations in respect of Employee engagement methods. Plans are being developed to enable the Board to have more dialogue with employees on topics requiring direct feedback such as the Board exploring emerging subjects of interest with a group of volunteer employees via virtual or face-to-face focus groups.

The Committee also considered changes to our Corporate Governance Framework and UK Group Framework to ensure compliance with ring-fencing rules.

Annual review of director interests, time commitment, conflicts of interest and fees

During the year, the Committee continued to review any potential conflicts of interest to ensure any conflicts are managed appropriately and in compliance with CRD IV and ring-fencing requirements. The time commitments of the Directors were also reviewed to ensure they have sufficient time available to discharge their responsibilities and to be effective members of the Board. The review of time commitments showed that Directors are able to dedicate sufficient time to their commitments on the Board and Board Committees.

Santander UK’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts. The Board confirms that such powers have operated effectively and that a formal system for Directors to declare their interests and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Company Secretary.

Board Effectiveness (actions and review)

During 2018, the Committee continued to review progress against the actions from the 2016 and 2017 evaluations, which concluded that the performance of the Board, its Committees, the Chair and each of the Directors continues to be effective.

In addition, during the year, the Board conducted an internally facilitated evaluation of its own performance and that of its Committees. Individual Directors’ assessments were also conducted and the Senior Independent Director undertook his twice-yearly assessment of the performance of the Chair.

The performance assessment results show that the Committee, the Board and its Committees continue to operate effectively. The actions arising from the review include rebalancing time spent on strategic, business performance, regulatory and other matters following implementation of ring-fencing, together with further enhancement of Board reporting and co-ordination of Board Committee agendas.

The Board intends to comply with the UK Corporate Governance Code guidance that the evaluation should be externally facilitated at least every three years and expects to commission the next externally facilitated review in 2020.

Priorities for 2019

Over the next year we will continue to work on talent and succession planning, in particular on executive and senior management succession and NEDs’ continuing development.

Santander UK Group Holdings plc	37

Annual Report 2018 | Governance

Board Risk Committee Chair’s report

The Committee supports the Board in ensuring that

the business operates within agreed Risk Appetite while reviewing the capability to identify and manage new and emerging risks.

Overview of the year

The Committee considered a wide range of risks to our customers and our business in 2018, including:

–	The execution of the ring-fencing programme
–	Contingency planning in respect of Brexit
–	Credit, both retail and commercial
–	Capital and liquidity
–	Operational risks; and
–	The resilience of our systems to fraud, data and cyber risks.

We reviewed the top risks at each meeting and also received regular updates on specific matters such as stress testing, market risk and pension risk.

The Board Risk Committee maintains a holistic view of Enterprise-Wide risks and, to help achieve this, there is appropriate cross-membership between this Committee and both the Board Responsible Banking Committee and the Board Audit Committee.

Responsibility for oversight of financial crime risk transitioned to the Board Responsible Banking Committee in Q3 2017; however, the Board Risk Committee retains ultimate oversight, including oversight of risk appetite with respect to conduct and regulatory, reputational and financial crime risks considered by the Board Responsible Banking Committee.

Membership

There have been three changes to the membership of the Committee during the year: Julie Chakraverty became a member in June, Alain Dromer left the Committee on his retirement from the Board in August, and Juan Inciarte stepped down on his retirement from the Board at the end of the year.

Alain had been a member of the Committee since January 2016 and Juan since September 2015. I would like to take this opportunity to thank both Alain and Juan, on behalf of the Committee, for their valuable contributions to our discussions. I would also like to welcome Julie.

I believe that the Committee retains an appropriate balance of skills and expertise to carry out its role effectively.

The Terms of Reference require the majority of the members to be Independent Non-Executive Directors. This criterion was met throughout the year.

Responsibilities of the Committee Read more on p35
The Committee supported management’s strategic approach to Santander Services in preference to implementing interim tactical solutions.” Ed Giera Board Risk Committee Chair 26 February 2019	Committee membership, tenure and attendance Read more on p58

38	Santander UK Group Holdings plc

Meeting our key responsibilities in 2018

The Committee addressed our key responsibilities relating to Risk Appetite and the Risk Framework, as well as our oversight of stress testing and liquidity, as set out below, together with a selection of challenges raised relating to certain risk categories. For more on our responsibilities relating to risk management and internal controls see page 43.

Significant areas of focus

Area of focus	Action taken by the Board Risk Committee	Outcome

Risk Appetite

–   Considered a number of changes proposed to the Board’s Risk Appetite Statement as part of the Annual Risk Appetite Review.

–   Noted some material reductions to certain credit limits and challenged management on its proposal to increase the appetite in respect of the renewable energy portfolio, and requested assurance in respect of asset valuations given the lack of history in the sector.

–   Received management’s proposals for how the Risk Appetite would need to be updated to reflect ring-fencing implementation.

–   Reviewed management’s minor adjustments to underwriting criteria to enable greater utilisation of existing risk appetite.

–   Monitored management’s progress on addressing Financial Crime risk exposure relative to risk appetite.

–   Following challenge, we expressed confidence that management was cognisant of the risks and issues relating to the renewables sector.

–   Recommended management’s proposed amendments to Risk Appetite to the Board for approval.

–   Asked management to progress recalibration of risk appetite and return in H1 2019.

–   Confirmed that utilisation of mortgage credit risk capacity remained within risk appetite.

–   Assessed management’s progress relative to Risk Appetite in the context of the Financial Crime Transformation Programme.

For more see page 68

Risk Framework

–   Received an update following the annual certification process, and assessed the extent to which the Risk Framework had been effectively implemented and embedded across the business.

–   Received management’s proposals for how the Risk Framework would need to be updated to reflect the implementation of Banking Reform in 2019.

–   Noted the Risk function’s confirmation that the Risk Framework was sufficiently understood and implemented across the business and that there was transparency and ownership of any areas for improved compliance.

–   Recommended the proposed changes to the Board for approval.

For more see pages 64 to 67

Stress testing

–   Monitored the 2018 Bank of England Concurrent Stress Test exercise, and received updates throughout the process. We questioned the ability of our systems to process data seamlessly and discussed the additional complexity created by the IFRS 9 model implementation.

–   Considered the results of the stress test both on an IFRS 9 transitional basis and on an IFRS 9 basis without transitional arrangements.

–   Received a specific paper, produced by the Risk team, with details of risk management in stress testing.

–   Noted that risks associated with Santander UK’s suite of stress testing models had generally improved across the last year; however, the introduction of IFRS 9 had been a material driver of stress, and management aligned the models, approaches and judgements as far as possible with the approach in 2017, to assess the impact of IFRS 9.

–   Questioned whether sufficient resource was planned and available for the ongoing multi-year effort to improve Santander UK’s suite of stress testing models.

–   Recommended the governance arrangements, process, controls and stress test results to the Board for approval and onward submission to the PRA.

–   Committee members were provided with greater insight to review the most significant models.

–   Supported management on the allocation of resources for planned stress testing model enhancements and requested a holistic view of the resource requirements as part of the next update.

For more see page 69

Santander UK Group Holdings plc	39

Annual Report 2018 | Governance

Board Risk Committee Chair’s report continued

Area of focus	Action taken by the Board Risk Committee	Outcome

Ring-fencing

–   Received frequent updates on the ring-fencing programme both as part of the Enterprise Wide Risk Management Reports and separately. These updates focused on the ring-fencing programme’s top risks and mitigating actions, including operational, legal, execution and regulatory risks related to completion of the programme.

–   Reviewed the options in respect of the Crown Dependencies business comprising branches in Jersey and Isle of Man and their relative merits from a regulatory perspective.

–   Considered proposals for how both the Risk Framework and Risk Appetite would need to be updated to reflect ring-fencing.

–   Sought assurance that management would conduct shadow monitoring of the proposed changes to the Risk Appetite in the run-up to formal implementation of ring-fencing.

–   Considered the Ring-Fenced Body Permitted Exceptions Policy, focusing on the governance and waterfall of attestation processes. We questioned management on the challenges of applying the policy in practice, including how the process for transaction monitoring could be ‘dry run’. We also noted the risk of complacency developing should the policy have to be applied too frequently on the introduction of ring-fencing in 2019.

–   In the course of monitoring progress on the execution of the ring-fencing programme, we:

–   Recommended the changes to the Risk Appetite and Risk Framework to the Board.

–   Recommended to the Board for approval a proposal to update temporarily the risk appetite for double leverage in Santander UK Group Holdings plc, in relation to its purchase of Abbey National Treasury Services plc, by substituting a proportion of AT1 with senior unsecured debt.

–   Recommended the Ring-Fenced Body Permitted Exceptions Policy to the Board for approval.

For more see page 225

Santander Services

–   Sought assurance from management that the pace of change relating to digitalisation and systems improvement was appropriate, and requested timely escalation of material changes and responses to material incidents.

–   Discussed Santander UK’s role with other firms in working with the regulator to develop the technology for blockchain reporting.

–   Received updates on cyber risk and the strategy and risk management relating to cloud usage.

–   Considered the execution risks, and benefits, associated with a migration away from the existing technology infrastructure and emphasised the need for both Board-level involvement as well as alignment with Banco Santander group in the associated debate and decisions impacting data management and key systems architecture.

–   Questioned management on the risks to the execution of the transformation programme related to recruitment of skilled staff.

–   Considered the increased third party risks that might arise as partnering arrangements increased on infrastructure, data and cloud migration.

–   Received updates from the Chief Data Officer who advised that progress continued in aligning data strategy with the increased focus on efficiency, robustness and risk management and noted the need for ongoing investment.

–   Agreed that this additional information would be included in the Enterprise- Wide Risk Management Report in future.

–   Requested a further update on the risks of significant projects, such as the transition to new architectures so that the Committee had a holistic view of significant risks.

–   Supported management’s strategic approach to Santander Services in preference to implementing interim tactical solutions.

Brexit

–   Received updates on management’s contingency plans as we continued to monitor the risks and potential impact to Santander UK of the negotiation of terms for the Withdrawal Agreement setting out the basis on which the UK intends to leave the EU.

–   Discussed access to financial markets infrastructure, most notably derivatives clearing. In particular, we discussed the significant risks in respect of the treatment of back-book derivatives in the event that London-based clearing is not recognised by the European authorities.

–   Considered data transmission, processing and storage, access to payment services and contract continuity.

–   Questioned management on any actions that may be needed in the relatively short term, including contract re-papering, as well as the potential macro-economic risks.

–   Emphasised the need for coordination with Banco Santander on any actions taken impacting customers and our employees working in the UK as EU nationals, in particular.

–   We continue to monitor political developments and to review and challenge management’s contingency plans for Brexit, including a scenario for UK withdrawal without Parliament supporting a negotiated Withdrawal Agreement to mitigate risk exposures.

For more, see Our Key Operational Risks in the Risk Review

40	Santander UK Group Holdings plc

Oversight and advice to the Board on Santander UK’s current risk exposure and future risk strategy

In 2018, we reviewed Santander UK’s exposure to the risks outlined below and analysed emerging themes, including regulatory, macro-economic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Action taken by the Board Risk Committee	Outcome

Pension risk

–   Considered papers on investment strategy and governance and confirmed the status of all the governance actions presented to the Committee in September 2017.

–   Sought assurance around the effectiveness of the new pension governance arrangements.

–   Noted the agreement in principle with the trustees to continue along the path of de-risking the pension plans, inclusive of adjusting asset allocation over time, and increasing hedging of interest rate risk, and adjusting the hedge portfolio for inflation and equity risks, respectively.

–   Queried management’s confidence in the changes in strategy intended to reduce the funding deficit at risk given a decrease in market risk and an increase in manager risk.

–   Confirmed and supported the continued development of the pension investment portfolio transition and risk management strategies, and governance arrangements with the pension trustees. Management noted the initial phase of the portfolio transition strategy had been negotiated with the trustees, and also noted the manager selection process involved.

For more see pages 127 to 129

Credit risk

–   Received updates on various corporate exposures and, in relation to Carillion plc, noted the key learning points from management’s assessment of corporate credit monitoring and approval processes, operational procedures in the delivery of supply chain financing and receivables purchase programme products.

–   Reviewed Santander UK’s exposure to corporate leveraged loans in accordance with regulatory concerns in the UK and internationally with respect to the status of the credit cycle, market conditions, and the risk of potential economic shocks.

–   In respect of retail unsecured credit, we considered the status and management of regulatory, operational and conduct risks in connection with the delivery of positive customer journeys and outcomes.

–   Received updates on the retail mortgage book, including Interest Only mortgages, and we questioned the basis for management’s decision making in light of the credit cycle, as well as in relation to tactical competitive adjustments in the ordinary course of business.

–   Noted management’s plans to introduce new retail mortgage products in response to market and regulatory developments.

–   Monitored utilisation of existing risk appetite and requested that the Committee has early and comprehensive assessments from Line 2 of any material adjustments to credit policy or risk limits recommended by management in connection with the update of the three year plan.

–   Counselled management on the need for a comprehensive approach with the Banco Santander Risk function, and also to recognise the broader credit risks, including concentrations, which might evolve from industry or market responses to emerging risks, including climate change.

For more see pages 70 to 106

Strategic risk

–   Discussed the strategic threats to Santander UK’s capacity to defend and build further franchise value.

–   Considered the advantages and benefits of developing specific scenarios around certain strategic risks, in addition to assigning risk metrics.

–   Challenged management to include a longer term perspective in developing the ‘Top Risk’ log for each Enterprise- Wide Risk Management Report, and to avoid responding to long-term risks with short-term solutions.

For more see page 138

Liquidity risk	– Considered the 2018 Internal Liquidity Adequacy Assessment Process (ILAAP) and questioned management about the flexibility and alacrity of our liquidity reporting.	– Agreed to recommend the 2018 ILAAP to the Board for approval. For more see pages 114 to 121

Santander UK Group Holdings plc	41

Annual Report 2018 | Governance

Board Risk Committee Chair’s report continued

Risk	Action taken by the Board Risk Committee	Outcome

Capital risk

–   Considered, from a capital risk perspective, dividends payable on AT1 securities, and the ordinary dividends proposed to be paid by Santander UK Group Holdings plc and Santander UK plc at mid-year and year-end respectively.

–   Reviewed the Internal Capital Adequacy Assessment Process (ICAAP) and noted material enhancements to the previous process made by management.

–   Noted the impacts of the application of IFRS 9.

–   Sought clarity on the key drivers to volatility in the CET1 ratio and considered management’s proposals for various risk and capital management initiatives, including an application for a new internal ratings based (IRB) regulatory capital model for the mortgage book, as well as the securitisation of certain assets.

–   Received updates on progress in respect of the risk management initiatives proposed during the year, and challenged management on execution, operating, and regulatory risks.

–   Recommended the payment of dividends to the Board for approval.

–   Comments and challenges received from Committee members were considered by management and incorporated into the final draft ICAAP.

–   Agreed to recommend the ICAAP to the Board for approval.

–   Agreed to recommend the plans for potential risk and capital management actions to the Board for approval.

–   Requested that management develop an aggregate risk assessment of the entire securitisation programme for regular review.

For more see pages 122 to 126

Operational risk

–   Noted the design and implementation of the Operational Risk Framework, the downward trend of operational losses and management’s shift in focus toward business continuity as opposed to appetite for financial loss in respect of operational resiliency.

–   Noted management’s development of a risk appetite measure for change capacity, including appropriate metrics to define the boundaries for acceptable practice when working to an ‘agile’ change methodology.

–   Received regular updates on management’s strategies for mitigating cyber risk and third party risk, as well as on crystallised operational risk incidents impacting other companies, and considered how these had impacted our own customers, as well as any lessons that could be learned.

–   Highlighted the need for strong programme management disciplines around change, considered how well our key suppliers might hold up under stress, and commented on the usefulness of KPIs and service availability indices.

–   Noted an update on the status of the General Data Protection Regulation (GDPR) Programme.

– Monitored the impacts on operational risk and key controls associated with management’s execution of the high volume of significant transformation and remediation programmes. For more see page 135

Model risk

–   Considered an update on the regular monitoring of capital adequacy models.

–   Received a paper on the regulatory review of our proposed new mortgage IRB model. We debated the challenges associated with differing regulatory perspectives on the best approach to tackle through-the-cycle capital requirements, as well as the possibility of having to run two approaches in tandem.

– The Committee will continue to monitor progress in respect of regulatory approval for the mortgage IRB model, and request evidence of appropriate model types, assumptions and calibration.

42	Santander UK Group Holdings plc

Effectiveness of risk management system and internal controls

Following the H2 2017 Risk and Control Self Assessment (RCSA), the Committee received updates on the risk and exposure issues reported through the 2018 RCSA processes. Based on those assessments, we considered that overall critical and high risks had decreased (via a mitigation and reassessment process) and that the remaining high risks related primarily to addressing residual IT obsolescence. While the self-assessment acknowledged a number of control weaknesses, in particular for Financial Crime, we were satisfied that appropriate actions were planned and being progressed by management to address these. We will continue to monitor the position.

We noted an increase in reported risks, partly due to increased reporting across the business as a result of improved systems, and noted further the need for additional classification improvements. The Committee was also advised that all operational controls improved following system enhancements but noted the need to make further progress.

In addition to the RCSA updates, during 2018 the Committee also reviewed and discussed the continuation of management’s dialogue with the regulator regarding enhancements to core areas of the corporate credit risk management infrastructure in the wake of the regulator’s reviews of certain corporate credit portfolios and the corporate credit risk management function in 2017 and 2018, respectively.

The Committee concurred with the regulator’s expectation of a comprehensive approach reflecting appropriate prioritisation of investment in management’s strategic plan. The Committee will continue to review management’s reports on the execution of the overall risk infrastructure investment programme, as well as the status of management’s regulatory dialogue, and will request management to evidence the effectiveness of controls and improvements driven by the programme over the investment period.

Change Programme

The scale, scope and critical nature of the various change initiatives undertaken by Santander UK to meet regulatory and other requirements continued to pose significant risk.

The Committee expressed concern at management’s capacity to effectively resource and execute the number of strategic transformation programmes in progress concurrently with the execution of Banking Reform and a range of other mandatory regulatory initiatives. The Committee considered that in-house project management improvements mitigated this risk and the development of an agile work environment is continuing to enhance the organisation’s capacity to adapt.

Effectiveness of the Committee

As noted above, the Committee membership saw two members leave and one member join during the year. I believe that the Committee has an appropriate mix of skills to enable it to operate effectively and to offer appropriate challenge and support to management.

In January 2019, we reviewed the Committee’s responsibilities as set out in the Terms of Reference and confirmed that the Committee had discharged its responsibilities in full in 2018.

Full terms of reference can be found on our website at www.aboutsantander.co.uk and a summary is given on page 35.

We continued to receive regular reports on enterprise wide risk and to call risk owners to our meetings to account for their progress. We have benefited from the perspectives of each of the three lines of defence to gain assurance and confirm progress in respect of material initiatives intended to mitigate key risk exposures.

These actions are examples of how we have looked to inform our debate and decision making in the year and contribute to our effectiveness as a Committee.

Priorities for 2019

The Committee will continue to focus on the risks and uncertainties surrounding Brexit. We will also continue to monitor Santander UK’s capital adequacy and to assess credit risk in changing economic conditions.

Cyber, third party and other IT-related operational risks will continue to be a priority, including the adoption of cloud services.

We also expect to monitor closely continuing developments in areas such as model risk, pension risk, and enhancements to Santander UK’s risk infrastructure.

Santander UK Group Holdings plc	43

Annual Report 2018 | Governance

Board Audit Committee Chair’s report

Our responsibilities include oversight of the integrity of financial reporting and controls, the effectiveness of our internal audit function, the relationship with the external auditors and the adequacy of our whistleblowing arrangements.

Overview of the year

In 2018, the main activities of the Committee included:

–	Assessing the appropriateness of key management judgements and related reporting each quarter.
–	Considering our exposure to, and provisioning for, PPI given a number of factors including claims volumes, publication of additional FCA guidance and the impact of the FCA’s PPI advertising campaign.
–	Overseeing embedding of IFRS 9, including operation of, and key changes to, models and methodologies, impacts and related controls.

–

Considering other key areas of provision, including for our consumer credit business operations, as well as contingent liability disclosures for both this matter and our historical role in dividend arbitrage transactions.

–	Considering the disclosures required due to an FCA investigation and fine for historical bereavement and probate practices.
–	Considering the disclosure implications of Santander UK’s ring-fencing arrangements.
–	Considering the impact of IFRS 16 upon its introduction on 1 January 2019.
–	Providing oversight on the adequacy and effectiveness of internal controls over financial reporting.
–	Overseeing the performance of the Internal Audit function, including reviewing the findings arising from an External Quality Assessment (EQA) of the function.
–	Continuing oversight of interaction with our External Auditors.
–	Overseeing Santander UK’s whistleblowing arrangements, including an increase in specialist whistleblowing resources and further enhancements in line with FCA guidance and rules on whistleblowing.
–	Reviewing Santander UK’s Recovery Plan and Resolution Pack.

We also addressed other responsibilities delegated to the Committee by the Board.

Membership

Alain Dromer retired on 31 August 2018, having served on the Committee for nearly five years. Alain made a valuable contribution during his tenure and I would like to take this opportunity to thank him on behalf of the Committee. We welcomed Julie Chakraverty who joined the Committee in June 2018. Julie brings extensive financial services experience, digital and innovation knowledge, and a background in risk.

In respect of the Revised Statutory Audit Directive, the Board satisfied itself that at least one member of the Committee had competence in accounting and auditing, and the members of the Committee as a whole had competence in the banking sector, in which we are operating.

At 31 December 2018, all four members of the Committee were Independent Non-Executive Directors. The Committee met the necessary requirements of independence throughout the year, in accordance with the requirements of Rule 10A-3 of the US Securities Exchange Act 1934.

Responsibilities of the Committee Read more on p35

In 2018, we considered our     exposure to PPI, reviewed the provisions and disclosures for other conduct and operational matters, oversaw the embedding of IFRS 9 and reviewed the findings of an External Review of Internal Audit.”

Chris Jones

Board Audit Committee Chair

26 February 2019

Committee membership, tenure and attendance Read more on p58

44	Santander UK Group Holdings plc

Significant financial reporting issues and judgements

The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. In 2018, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

Conduct provisions

The provision for conduct remediation activities for PPI and other products continued to be highly judgemental and requires significant assumptions including claim volumes, Plevin in scope rates, and determination of liability with respect to a specific portfolio of claims.

–   Continued to scrutinise the level and adequacy of conduct provisions and challenged the reasonableness of management’s assumptions throughout the year.

–   In respect of PPI, the Committee:

– Reviewed the judgements and estimates in respect of the provision considering management’s assumptions around changes in claim volumes, uphold rates and average cost of redress. This was in the context of key developments in the year, including:

– The FCA’s publication of Consultation Paper (CP) 18/33 on the treatment of PPI complaints within the scope of the Supreme Court judgement in Plevin v Paragon Personal Finance Limited.

– The FCA’s second advertising campaign on PPI, which commenced in April 2018.

– Reviewed updates to the provision model in the light of increased PPI enquiries and complaint inflow levels driven by the media advertising campaign and proactive mailings to customers potentially eligible to make a further complaint.

– Reviewed the appropriateness of a provision in relation to a specific PPI portfolio.

–   In respect of other products, the Committee evaluated management’s judgements and estimates in respect of a provision release relating to the sale of interest rate derivatives, following a client contact and sales review exercise.

–   Endorsed management’s recommendation that no additional charge should be made for PPI.

–   Agreed with management’s judgement on the level of conduct provisions, including PPI and other products.

–   We continued to monitor the provisioning levels in light of any changes to claims volumes, inflows and average redress costs.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

See Note 30 to the Consolidated Financial Statements.

IFRS 9 credit provisions

Ensuring appropriate application and embedding of IFRS 9 is a significant area of judgement given its technical complexity, the number of judgements needed, and their potential impact. Determining the appropriateness of credit provisions is also highly judgemental, requiring management to make a number of assumptions.

Embedding of IFRS 9

–   Monitored the embedding of IFRS 9, including changes to the controls environment, throughout the year.

–   Reviewed management decisions and challenged key assumptions.

–   Reviewed the operation of, and key changes to, models and methodologies and their impacts. We placed special focus on the evolution of post-model adjustments as models were enhanced, and the internal governance around forward-looking macroeconomic scenarios and weights, as well as the approach to setting them.

–   Reviewed the proposed approach to year-end disclosures, including the recommendations of the PRA’s Taskforce on Disclosures about ECL.

–   Satisfied ourselves that management had a robust methodology for evaluating the results of the models given their complexity and a clear trail of their workings, particularly due to the models’ key outputs.

–   Noted that model and methodology changes had been approved by the Model Risk Management Forum.

–   Requested and received further clarity around the process and timelines for reviewing assumptions underlying the economic scenarios.

–   Endorsed the proposed year-end disclosures.

–   We will continue to monitor how adoption of IFRS 9 is embedded in internal governance and business processes.

See the ‘Credit risk’ section in the Risk review.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	45

Annual Report 2018 | Governance

Board Audit Committee Chair’s report continued

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

IFRS 9 credit provisions continued

Retail credit provisions

–   Reviewed detailed reports from management throughout the year analysing the proposed provisions.

–   Considered proposals on refinements to the assumptions underpinning the mortgage provision models and the impacts on the provisions required.

–   Agreed with management’s judgement on the level of retail credit provisions, concluding that provisions remain robust and assumptions were appropriate.

–   We will continue to monitor retail credit provisions.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

See Note 14 to the Consolidated Financial Statements.

Corporate credit provisions

–   Reviewed detailed reports from management throughout the year to satisfy ourselves that any impairment triggers had been correctly identified.

–   Considered reports on specific cases, as well as a review of the rest of the portfolio to identify other cases that could potentially be at risk.

–   Discussed other exposures and satisfied ourselves that there had been no impairment triggers in the year that warranted significant adjustment to provision levels.

–   Agreed with management’s judgement on the level of corporate credit provisions, concluding that provisions remain robust and assumptions were appropriate.

–   We will continue to monitor corporate credit provisions.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

See Note 14 to the Consolidated Financial Statements.

Pension obligations Significant judgement is required on the key assumptions underlying defined benefit pension obligation calculations. Outcomes remain inherently uncertain.

–   Reviewed detailed reports throughout the year on the key assumptions underlying the defined benefit pension obligation calculations. We recognised that, although some assumptions are based on observable data, others continue to require significant judgement.

–   Noted that actuaries continue to help assess our pension obligations due to the calculations’ complexity.

–   Reviewed enhancements to the discount rate assumption methodology.

–   Reviewed the controls in place around the quality of some key data used to calculate pension liabilities.

–   Reviewed the proposed change in respect of equalising pension benefits for men and women in relation to Guaranteed Minimum Pensions (GMP) in the context of the High Court judgement in October 2018 concluding that defined benefit schemes should equalise pension benefits in this regard.

–   Monitored the continued appropriateness of the methodology and reviewed the inflation, discount and mortality rates applied at the year-end.

–   Requested and received information on the level of debate and challenge concerning the pension models and proposed changes to the actuarial assumptions.

–   Noted that the discount rate assumption methodology had been reviewed at the Pension Risk Forum and reviewed by Independent Model Risk Review.

–   Agreed with management’s approach to the assumptions applied, including changes made in 2018.

–   Agreed with management’s approach to recognising the impact of GMP equalisation and noted that the full exercise is expected to take time due to its complexity.

–   Endorsed the proposed quantitative and qualitative year-end disclosures in respect of pension obligations.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

See ‘Pension risk management’ in the Risk Review.

See Note 31 to the Consolidated Financial Statements.

Ring-fencing Ensuring appropriate implementation of UK ring-fencing legislation is a significant area of judgement given its technical complexity and potential impact.

–   Monitored the implementation of Santander UK’s ring-fencing plans throughout the year, with a specific focus on the financial reporting implications.

–   Reviewed the proposed approach to year-end disclosures.

–   Noted the successful implementation of UK ring-fencing legislation in advance of the legal deadline.

–   Endorsed the proposed year-end disclosures.

See Note 43 to the Consolidated Financial Statements.

See the case study ‘Our ring-fence structure is now in place’ in the CFO review in the Strategic report.

Other areas

–   Considered the provision in relation to our consumer credit business operations.

–   Considered the disclosures required due to the FCA investigation and fine for historical bereavement and probate practices, and the Cologne Criminal Prosecution Office and German Federal Tax Office investigation into our historical role in dividend tax arbitrage transactions.

–   Endorsed management’s recommendation that a provision of £58m should be made in the year in relation to our consumer credit business operations.

–   Endorsed the proposed year-end disclosures in this regard.

See Note 30 to the Consolidated Financial Statements.

46	Santander UK Group Holdings plc

The Committee’s focus continues to be on areas of significant judgement which pose the greatest risk of a material financial statement misstatement. In addition to the areas set out in the preceding table, the Committee also considers other higher risk items. During the 2018 year-end process, these included the identification and assessment of risks of material misstatement due to fraud or error. We also received regular reports on any material litigation cases and their progress, as part of our consideration of provisions and contingent liabilities.

External Auditor

We continued to develop and oversee the interaction with PwC and with Mr Jonathan Holloway in his third year as the audit partner, following PwC’s appointment in 2016 resulting from the re-tendering of the global external audit. The independence of PwC was considered and monitored throughout the year.

Oversight of the relationship with our External Auditors

As part of our review of our relationship with PwC, our activities included:

–	Consideration of their work and opinion relating to management judgements.
–	Review of the summary of misstatements not corrected by management. The Committee was satisfied that they were not quantitatively or qualitatively material, either individually or in the aggregate.
–	Discussion on the level of disclosure in the Annual Report and Half Yearly Financial Report to satisfy ourselves that it is appropriate.
–	Discussion of developments in financial reporting including changes to accounting standards, statute and best practice.
–	A review of PwC’s reports on findings and recommendations on internal control and financial reporting matters identified during their audit and their view of management’s progress in resolving them.
–	Interactions, including meetings in private session during each Committee meeting, and at other times throughout the year.
–

Reviewed the latest results of the FRC’s quality inspections and our auditors’ response to the FRC’s challenge on the general quality of banking audits as well as enquired into the results of any audit quality reviews of Santander UK.

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

Non-audit services were under continuous review throughout 2018 to determine that they were permitted by reference to their nature, assessing potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees.

All assignments require advance approval, either by the Chair (or in his absence his alternate), under delegated authority for amounts under £250,000 plus VAT or, if larger, by the full Committee. This process is in addition to the requirement for all non-audit fees to be approved by the Banco Santander Audit Committee.

The fees for non-audit work performed by PwC in the year, which are disclosed in Note 7, other than audit-related assurance services relating principally to the support of various debt issuance programmes, mainly comprised services in respect of enhancing Santander UK culture and behaviours and the evolution of the responsibility and sustainability strategy. We ensured that these met the external and internal tests for maintaining their independence, including evidence of their professional scepticism.

We also monitored other fees in respect of work performed by EY, to ensure they remained unconflicted in their role as our appointed Independent Expert in relation to the ring-fencing requirements.

Fees for non-audit work performed by PwC in the year, other than those in relation to audit related assurance services, were approximately 5% of the average of the fees approved for Deloitte, EY and KPMG.

The Committee considered the findings of the Competition and Markets Authority (CMA) market study into the UK Statutory Audit market and the Kingman independent review of the Financial Reporting Council and responded to the CMA consultation.

Internal controls

The Board Risk Committee has overall responsibility for the effectiveness of the internal control systems. However, due to the nature of internal control matters, there is a degree of overlap in responsibilities with those of this Committee, particularly regarding financial reporting controls.

Section 404 of the Sarbanes-Oxley Act requires management to report on the design and effectiveness of its internal controls over financial reporting (ICFR) framework. During 2018, further enhancements have been introduced to the framework including commencing a review of the internal control set to ensure they remain appropriate in light of structural changes within the organisation during the course of the year.

We considered the financial control environment in the year. Finance and our External and Internal Auditors provided regular reports to the Committee on ICFR, including key systems, and provided feedback on remediation and overall improvements required to ensure that the relevant controls were appropriately designed and operating effectively. This included addressing weaknesses in end user computing controls, controls over IFRS 9 and the Client Assets control environment.

Santander UK Group Holdings plc	47

Annual Report 2018 | Governance

Board Audit Committee Chair’s report continued

Disclosure in the Annual Report

We received regular reports from the Disclosure Committee, a senior executive committee chaired by the CFO. Its remit is to advise the Committee on the completeness and accuracy of disclosures in Santander UK’s external reporting. This, together with other reports received in the year, and a review of best practice and the approach of our peers, enabled us to conclude that we were satisfied with the disclosures in this Annual Report.

Management also engaged the Board and Committee early on concerning the approach to the report which enabled them to provide input into the overall tone and messaging in a timely manner.

Fair, balanced and understandable

The Disclosure Committee also reports on whether the Annual Report is fair, balanced, and understandable and whether it provides the information necessary for readers to assess Santander UK’s position and performance, business model and strategy. In this context, the Disclosure Committee considered and advised us whether:

–	Key messages remained consistent throughout the document, relating both to financial performance and progress against strategic objectives.
–	All key judgements, significant risks and issues are reported and explained clearly and adequately.
–	There is a clear framework to the document with good signposting and a complete picture of performance and events.

In addition to the above review process, the Committee’s assessment of fair, balanced and understandable is underpinned by the understanding it gains through the reporting made to it throughout the year of management judgements, internal control matters, Internal Audit activities and the reports of the External Auditors.

The Committee’s assessment also considers the robustness and outcomes of the assurance, review and verification processes conducted by management and considers whether the key risks reflected those that were of a concern to the Committee and were consistent with those reported by management.

Following our assessment we concluded that the 2018 Annual Report is fair, balanced and understandable.

Financial Reporting Council (FRC) Annual Review of Corporate Reporting 2018/19

In October 2018, the FRC issued a report which sets out its perspective on key developments for 2018/19 annual reports. As part of our oversight of this area, we received and reviewed a report from management on its work in respect of the areas of interest to the FRC. We are satisfied that management addressed the areas identified by the FRC in the preparation of this Annual Report to the extent appropriate to our ownership structure.

A key focus of the FRC report was the use of Alternative Performance Measures (APMs). This Annual Report includes five financial measures which are not accounting measures within the scope of IFRS. These are:

–	Return on Tangible Equity (RoTE).
–	Adjusted dividend payout ratio.(1)
–	Adjusted profit before tax.
–	Lending to non-CRE trading businesses.
–	CRE lending.

Such non-IFRS measures are APMs and are defined as financial measures of historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures.

Management reviews these APMs in order to measure Santander UK’s overall performance, position and profitability, as well as to show business growth excluding ring-fence transfers, and believes that their presentation provides useful information to investors on the Santander UK group. Reconciliation of these APMs to the nearest comparable IFRS measures are presented in ‘Selected financial data’ in the ‘Shareholder information’ section.

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

(1) For 2018 only.

48	Santander UK Group Holdings plc

Internal Audit

The Internal Audit plan, based on a comprehensive risk assessment, was presented in draft and then final form for challenge and approval by the Committee. The plan has been updated at regular intervals throughout the year in response to changes in the business and the regulatory environment and at the request of the Committee.

In 2018, there was an improvement in the overall distribution of audit ratings, in part due to continued focus on building a stronger control environment. All unsatisfactory audit reports issued were subject to additional scrutiny by the Committee with the relevant business areas being required to present their action plans to the Committee.

We chose to invite management to present on progress with the implementation of Internal Audit’s recommendations, issues encountered, key milestones and key dependencies.

We received regular reports on audit recommendations from our Head of Internal Audit (Quarterly Internal Audit Reports) and monitored findings as part of our oversight. We considered the total number of recommendations, the rationale for any of them becoming overdue, and broader root cause analyses. The Committee also requested that the Head of Internal Audit highlight recommendations becoming due.

We noted a strong engagement between Internal Audit and the business in 2018.

We also oversaw the objective setting and performance evaluation of the Head of Internal Audit.

Internal Audit External Quality Assessment

The Committee reviewed the conclusions and recommendations arising from an EQA of the Internal Audit function. This review is conducted every five years and evaluates the Internal Audit function in respect of its conformance with the standards of the Chartered Institute of Internal Auditors (CIIA), as well as its performance and effectiveness in comparison to industry peers and good practice. The outcome of the review was favourable with the function being compliant with the CIIA’s Guidance on Effective Internal Audit in Financial Services – Second Edition and also benchmarked well against peers.

Whilst there were no material weaknesses, as expected improvement opportunities were identified, which have been included in the function’s Continuous Improvement Plan.

Whistleblowing

Santander UK recognises the importance of a culture where colleagues feel able to speak up.

In 2018, management continued to make improvements to its whistleblowing framework and arrangements under our oversight. This included increased resource for both the whistleblowing and investigation teams, improved operating procedures, strengthened controls testing and targeted training. There has been significant senior management engagement, with the CEO sponsoring and opening an awareness event in June 2018.

The Committee is responsible for reviewing and monitoring the effectiveness of Santander UK’s whistleblowing procedures. It received and considered bi-annual reports on Santander UK’s whistleblowing arrangements. The reporting included oversight and progress of concerns, outcomes, identifiable trends, observable risks, the regulatory environment, changes to proposed legislation and activities to promote and enhance the arrangements to support the culture of speaking up. The Committee also reviewed the annual Whistleblowing Report prepared for the Board to consider. The Committee is satisfied that Santander UK has complied with the FCA and PRA regulations on whistleblowing in the year.

I continued to act as the Whistleblowers’ Champion to oversee the integrity, independence, and effectiveness of the whistleblowing arrangements. I remained focused on procedures and governance to prevent victimisation of those employees raising a whistleblowing concern. I meet regularly with management and I have been involved in overseeing the implementation of suggested enhancements to continuously improve the arrangements.

Effectiveness

The Board has determined that I have the necessary qualifications and skills to qualify as a Board Audit Committee financial expert as defined in Item 16A of Form 20-F and by reference to the NYSE listing standards.

In my capacity as Committee Chair, I meet with key members of the management team and the External Auditors in advance of each Committee meeting. I ensure that the Committee meets with management, the Internal Auditors and the External Auditors in private sessions. I also attend meetings with the PRA, the FCA and the FRC.

In line with an assessment of the Committee’s forward-looking agenda and the Board programme, it has been agreed that the number of scheduled meetings of the Committee will increase to nine in 2019.

Committee’s Effectiveness Review

In accordance with good governance, the Committee’s effectiveness was considered as part of the Board’s annual evaluation exercise. Further information, including conclusions, have been provided in the Board Nomination Committee Chair’s Report.

Terms of Reference

The Committee reviews its Terms of Reference annually. Following the 2018 review, they were revised primarily to reflect the requirements of Banking Reform. The Committee’s Terms of Reference are available at www.santander.co.uk

Planned activities for 2019

Areas of focus for the Committee for 2019 will include:

–	The ongoing monitoring and reviewing of the operation of IFRS 9, including reviewing our response to the recommendations of the PRA’s Taskforce on Disclosure about ECL.
–	The financial and disclosure consequences of historical conduct issues including PPI.
–	The financial control and reporting implications of any change in the economy, including any arising from the impact of Brexit.
–	Embedding of IFRS 16.
–	Reporting in line with Santander UK’s ring-fencing requirements.

Santander UK Group Holdings plc	49

Annual Report 2018 | Governance

Board Responsible Banking Committee Chair’s report

The Committee supports the Board with oversight

of culture, inclusion, reputation, customer

outcomes and the wellbeing of our employees

Role and responsibilities

The Committee was established in July 2017 to strengthen Santander UK’s focus on culture, conduct and customer outcomes. Its purpose is to monitor, challenge and support actions taken by management to ensure that the business is run in a socially responsible way, in the interests of Santander UK’s customers, people, stakeholders and communities in order to promote Santander UK’s long-term success.

The Committee assists the Board with shaping Santander UK’s culture, reputation and customer propositions through oversight of matters related to conduct, compliance, culture, diversity, sustainability, corporate social responsibility, reputation, brand and financial crime (including anti-money laundering, sanctions, terrorist financing and anti-bribery and corruption).

Interconnectivity between Board Committees

The respective Committee Chairs agreed the timing and transition of various items, either in part or whole, from the Board Remuneration Committee (RemCo) and the Board Risk Committee (BRC) to the Board Responsible Banking Committee (RBC). The phased transition took place between July 2017 and February 2018.

The Committee Chairs continue to collaborate to prevent any gaps in coverage and to ensure that any areas of overlap are addressed in the appropriate forum. Collaboration is further enhanced by cross-membership of the three respective Committee Chairs. The Committee has oversight for Conduct and Compliance risk within the Risk Appetite and Risk Framework, set by the BRC and will notify the BRC of any material Conduct and Compliance risk matters that require its consideration.

Overview of the year

The Committee’s first full year of operation was 2018, during which it considered, monitored and challenged a range of matters, including:

Customers and customer outcomes

The Committee focused on:

–	Vulnerable customers
–	Fair customer treatment and outcomes
–	Fraud prevention and detection
–	SME customer experience
–	Probate and bereavement, including oversight of the process improvements driven by management during the last two years
–	Changes to overdraft charges
–	Themes arising from customer complaints whistleblowing and satisfaction metrics including referrals to the Financial Ombudsman Service
–	GDPR requirements
–	Open Banking implementation, and
–	Recruitment, up-skilling our people and enhancing technology to support our customer contact colleagues.

Reputational risk

The Committee ensured that adequate and effective control processes were in place to identify and manage reputational risks.

“During its first full year of operation, the Committee has ensured that appropriate focus has been given to the issues of responsible banking and how Santander UK’s actions have impacted all of our stakeholders.”

Scott Wheway

Responsible Banking Committee Chair

26 February 2019

Responsibilities of the Committee Read more on p35 Committee membership, tenure and attendance Read more on p58

50	Santander UK Group Holdings plc

It received and considered reports detailing ongoing and possible reputational, brand and franchise risks, including media and public policy issues. The reports also included any key decisions or key risk events that may give rise to reputational risk issues.

Financial crime

The Committee:

–	Received regular updates on Financial Crime from the UK Money Laundering Reporting Officer, including his annual report, and endorsed the proposed recommendations.
–	Monitored progress of Santander UK in developing and implementing effective systems, processes and controls to combat financial crime.
–	Received regular updates on financial crime from the retail and corporate businesses, and
–	Reviewed potential financial crime risks and any actions required in response, including in respect of international sanctions compliance.

Conduct and Compliance

The Committee:

–	Ensured that adequate and effective control processes and policies were in place to manage and measure Conduct and Compliance risk.
–	Considered key emerging Conduct and Compliance risk issues, lessons learned and anticipated risks via horizon scanning and investigations.
–	Received first and second line reporting against Conduct and Compliance risk metrics and reports on conduct-related regulatory interaction matters.
–	Considered the FCA Firm-Wide Evaluation and appropriate response plans.
–	Considered the 2018 Compliance Programme, including resourcing in the 2018 Compliance Monitoring Plan, and

–	Considered any actions in response to regulatory developments, including individual and market developments, on Conduct and Compliance risk matters which may have a material impact on the business.

Culture, Diversity and Inclusion

The Committee:

–	Received regular updates on culture. Risk culture, previously considered by the BRC, transitioned to the Committee and was considered as part of an holistic culture update;
–	Considered thematic culture and conduct trends, including management-identified cultural drivers and changes in policy and working practices and the Annual Banking Standards Board assessment;
–

Monitored the culture strategy and monitored management efforts to embed and maintain the desired culture throughout the business in line with Santander UK’s purpose, vision, values and the nine Santander behaviours;

–	Monitored the approach to Diversity and Inclusion, including progress towards gender targets which support reducing the gender pay gap. More information can be found on our website;
–	Reviewed programmes relating to the responsible treatment of employees, including diversity, inclusion and wellbeing; and
–	Reviewed key themes arising from employee surveys, focus groups and people metrics in order to evaluate the impact on conduct, brand and culture.

Brand

The Committee:

–	Considered and guided on brand purpose.
–	Considered the reputation of Santander UK and how reputational risk impacts its brand and market positioning, and
–	Received reports on brand and reputation tracker metrics.

Sustainability and Corporate Social Responsibility

The Committee oversees Santander UK’s alignment to the UN Principles for Responsible Banking and monitors that the Sustainability and Corporate Social Responsibility strategy helps the bank deliver value to all stakeholders and protects its reputation and brand.

A separate Sustainability Report will be issued during the first half of 2019.

Membership

All five members of the Committee, including the Chair, are Independent Non-Executive Directors (INEDs). A list of members, details of their experience, qualifications and attendance at Committee meetings during the year are shown on pages 30 and 31, and 58.

In addition to the Committee members, regular attendees at Committee meetings include the Board Chair, Chief Executive Officer, Chief Legal and Regulatory Officer, Chief Risk Officer, Head of Retail and Business Banking, Company Secretary, Chief HR Officer, Director of Corporate Communications and the Director of Conduct and Compliance.

Committee’s Effectiveness Review

In accordance with good governance, the Committee’s effectiveness was considered as part of the Board’s annual evaluation exercise. Further information, including conclusions, have been provided in the Board Nomination Committee Chair’s report.

Terms of Reference

The Committee reviews its Terms of Reference annually. Following the 2018 review, they were revised primarily to reflect the requirements of Banking Reform. The Committee’s Terms of Reference are available at www.santander.co.uk

2019 priorities

In 2019, the Committee will continue to take an holistic approach to gain greater understanding and oversight of all of the key areas that contribute to the experiences felt by our customers, our people and wider stakeholders. Key priorities within this will be:

–	Ensuring that our customer propositions are ever more Simple, Personal and Fair.
–	Enhancing fraud protection and financial crime prevention and detection processes.
–	Managing conduct and compliance risk.
–	Ensuring that our change and transformation programmes are delivered in a way that enhances the strength of the organisation and the environment for our people;
–	Managing and enhancing our Brand and reputation.
–	Considering the impact of digital disruption threats on our customers; and
–	Enhancing the wellbeing of our employees.

Santander UK Group Holdings plc	51

Annual Report 2018 | Governance

Board Remuneration Committee Chair’s report

Underlying our approach to remuneration

is Santander UK’s aspiration to be Simple,

Personal and Fair in all that we do.

This year the Committee has reviewed our overall approach to remuneration, whilst also continuing to embed and enhance our underlying remuneration governance processes. The review of our approach to remuneration focused on whether the current framework remains aligned to Santander UK’s strategy as well as considering the recent changes to the UK Corporate Governance Code.

In addition, in light of the structural changes due to Banking Reform, we reviewed our remuneration policies and practices to ensure they are appropriate in advance of 2019.

*	Oversight for Culture transferred to the Board Responsible Banking Committee in 2018.

Our approach to remuneration

Underlying our approach to remuneration is Santander UK’s aspiration to be Simple, Personal and Fair in all that we do. We therefore focus on delivering a reward framework that is simple to understand, tailored to individual roles and competitive to attract, retain and motivate employees of the highest calibre.

Whilst encouraging a high performance culture, we also focus on employees displaying conduct and behaviours aligned to Santander UK’s strategic objectives, culture and values, The Santander Way.

A significant proportion of our performance related pay is deferred over the long-term and remains ‘at risk’. Provisions within our Regulated Remuneration Governance Framework (RRGF) allow Santander UK to reduce or cancel variable pay awards for up to ten years and seven years after they are awarded for Senior Management Functions (SMFs) and Material Risk Takers (MRTs) respectively.

Overview of the year

Remuneration philosophy

The Committee and the Board considered whether our approach to remuneration continues to support our business strategy and align management’s interests with those of our shareholder.

A full action plan has been developed, setting out when the Committee will consider key areas for review over 2019. This includes a review of our local retail reward schemes and consideration of how our variable pay frameworks could be enhanced to more appropriately reflect individual and collective performance whilst remaining aligned to our risk appetite. The Committee will also review our current Employee Value Proposition, covering reward plus broader considerations at all levels of the organisation.

New UK Corporate Governance Code provisions

The Committee considered the requirements of the new UK Corporate Governance Code and its implications for Santander UK. Over the coming year we will continue to monitor evolving market practice and consider how we can improve the Committee’s understanding of the broader workforce policies and practices in order to support decisions on executive pay.

Responsibilities of the Committee Read more on p35

Whilst encouraging a high     performance culture, we also focus on employees displaying conduct and behaviours aligned to Santander UK’s strategic objectives, culture and values, The Santander Way.”

Annemarie Durbin

Board Remuneration Committee Chair

26 February 2019

Committee membership, tenure and attendance Read more on p58

52	Santander UK Group Holdings plc

Performance management framework

The Committee reviewed the end-to-end performance management process for MRTs and approved enhancements to our current process which applied for 2018 pay decisions.

Risk adjustment

We further embedded the processes to support our risk adjustment frameworks. This included enhancements to the individual remuneration adjustment governance through which the Committee receives recommendations from the Individual Accountability Committee (IAC) maintaining oversight of management’s approach to in-year risk adjustments.

Structural changes

Following the acquisition of Santander Services from Banco Santander SA on 1 January 2018 we sought to align their remuneration policy, governance frameworks and processes with our RRGF, and where appropriate looked to harmonise arrangements. Additionally, in light of the changes to the Santander UK Group due to Banking Reform and in order to ensure compliance with the relevant PRA ring-fencing rules under the Banking Reform Act, we reviewed our remuneration governance, policies and processes during the year. This included an end-to-end review of our RRGF to ensure it was appropriate in advance of 2019.

Gender pay

As a Committee, we considered our inaugural Gender Pay Gap (GPG) report, which was issued in the first quarter of 2018. We published our second GPG report in the final quarter of 2018. Following its establishment in 2017, the Board Responsible Banking Committee has oversight of the programmes aimed at improving diversity across the bank including closing the gender pay gap.

Senior appointments

During the year the Committee approved the remuneration arrangements for a number of senior appointments. This included the remuneration package for Susan Allen who was appointed as an Executive Director from 1 January 2019.

Variable Pay

We reviewed the structure and metrics for our variable reward and our local reward schemes, with a focus on enhancing differentiation, simplification and harmonisation. We sought assurance that any proposed changes to our incentive plans rewarded appropriate conduct and did not reward behaviours that could lead to unnecessary risk taking.

Bonus pool approval

The Committee approved, with appropriate adjustments, the overall bonus pools for Santander UK, Santander Corporate & Investment Bank (UK) and Santander Consumer UK, taking into account the financial and non-financial performance achieved together with an assessment of current and future risks.

Membership

All four members of the Committee including the Committee Chair are Independent Non-Executive Directors (INEDs).

Regular attendees include the Board Chair, CEO, Chief HR Officer, Performance & Reward Director, Company Secretary, Chief Legal & Regulatory Officer, Chief Risk Officer, Deloitte LLP, as appointed independent Remuneration Committee advisers.

The Committee satisfied itself that Deloitte do not have connections with Santander UK that may impair their independence.

2018 Business Performance and Impact on Remuneration

Our management team has delivered solid business performance this year, delivering for our shareholders, people, customers and communities. The continued progress made towards our strategic and operational goals (including the establishment of the ring-fence bank) was achieved despite the competitive and uncertain environment.

Effectiveness of the Committee

In accordance with good governance, the Committee’s effectiveness was considered. This concluded that the Committee retains an appropriate balance of skills and expertise to carry out its role effectively.

The Committee also takes the opportunity at the conclusion of each meeting to reflect, together with management, on the quality of papers, meeting management and any other observations of relevance.

Terms of reference

The terms of reference were reviewed and revised during the year to reflect the scope of the Committee’s role with respect to employees of Santander UK. Full terms of reference are available at www.aboutsantander.co.uk.

Priorities for 2019

In 2019, we will:

–

Implement the changes agreed to our remuneration policies and governance structures due to the structural changes as a result of the Banking Reform legislation, and monitor their implementation to ensure they are operating effectively in the context of the new structure of the Santander UK Group.

–

Continue to monitor the effectiveness of our overall remuneration framework, including the structure of our current variable pay plans and determine whether any changes should be made for future years.

–	Review the balanced scorecard of quantifiable measures to ensure they drive the right culture and behaviours balancing the needs of our people, customers, communities and shareholders.
–

In the spirit of recent changes to the UK Corporate Governance Code and market practice, consider executive pay in relation to the broader employee remuneration arrangements. This includes setting the pensions arrangements of new Executive Director hires in line with those of the general employee population. We will continue to monitor changes in market practice as others respond to the new Code.

–	Implement a new reward scheme for our broader employee population to incentivise the delivery of Santander UK’s key strategic priorities.

Santander UK Group Holdings plc	53

Annual Report 2018 | Governance

Remuneration report and remuneration policies

Basis of preparation

This report has been prepared on behalf of the Board by the Board Remuneration Committee. We follow UK corporate governance regulations, guidelines and codes to the extent considered appropriate taking into account our ownership structure. Accordingly, a number of voluntary disclosures relating to remuneration have been presented in this report.

Executive remuneration policies and principles

Our core values of Simple, Personal and Fair drive our remuneration policy.

Our policies are designed with the long-term success of the business in mind, to deliver our business strategy and reinforce our values.

We apply a consistent approach to the reward of all our employees which upholds our prudent approach to Risk Appetite which is set as part of a Santander UK-wide Risk Framework.

The structure of our variable pay plan for our Executive Directors ensures that there is a clear link between the Company’s strategy and remuneration. Awards under the variable pay plan are based on a balanced scorecard of quantitative and qualitative metrics taking into account Santander UK’s KPIs in the areas of Customers, Shareholders and People. This ensures that our day-to-day activities align with the over-arching strategy of the bank and helps us to measure progress towards our strategic priorities and our aim of being the best bank.

The allocation of awards under the variable pay plan takes into account an assessment of the Executive Director’s performance against a performance management framework set at the start of the year covering a range of financial, non-financial, quantitative and qualitative criteria.

Forward-looking remuneration policies for Executive Directors

Our forward-looking remuneration policies are outlined in the table below. Remuneration is structured into two main elements: fixed pay and our single variable pay plan. The aim is to set fixed pay at market competitive levels appropriate for the role. The level of fixed pay aims to be sufficient so that inappropriate risk taking is not encouraged.

Executive Directors’ remuneration structure

Fixed Pay

	Principle and description	Policy

Base salary

–   Reviewed annually to ensure market competitive pay appropriate for the role.

–   Set at an appropriate level so that inappropriate risk taking is not encouraged.

–   Reflects the complexity of each role and the responsibilities and experience of each individual.

– Salaries are set to reflect prevailing market and economic conditions.

Pension arrangements	– Post-retirement benefits for participants are offered in a cost-efficient manner.

–   All Executive Directors receive a cash allowance in lieu of pension.

–   Unless determined otherwise, pension arrangements for new appointments to the Board will be in line with the level of pension provision available to the broader workforce.

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

Variable pay plan

–   To motivate Executive Directors to achieve and exceed annual financial and strategic targets within Santander UK’s Risk Appetite and in alignment with our business strategy and values.

–   Multi-year deferral, further performance testing and delivery in Banco Santander SA shares aligns Executive Directors’ interests to the long-term interests of Santander UK.

–   Deferral of part of the award is applied in accordance with the requirements of the Remuneration Code.

–   Awards are discretionary and determined by reference to performance against a scorecard of financial and strategic goals.

–   40% of the bonus awarded is paid upfront after the performance year ends (year one), delivered half in cash and half in shares.

–   60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered half in cash and half in shares.

–   The final three award tranches are subject to performance testing, which may reduce the level of deferred payout.

–   Share-based awards are subject to a minimum twelve month retention period following the relevant vesting date.

–   Malus and clawback provisions apply to all elements of variable pay for up to ten years following the grant of an award.

54	Santander UK Group Holdings plc

The variable pay plan rewards financial and non-financial performance over the year with additional long-term metrics applied to the deferred element which can reduce, but not increase, the deferred award.

Our remuneration structures, which incorporate significant long-term deferral and use of Banco Santander SA shares align the interests of Executive Directors with shareholders and encourage the building of a long-term shareholding in Banco Santander SA.

Our remuneration policy continues to meet regulatory requirements. Santander UK applies a 2:1 variable to fixed pay cap in line with approvals granted to Banco Santander SA. For control function staff, a lower operational ratio of 1:1 is applied, save for in exceptional circumstances.

On recruitment

When appointing a new Executive Director, base salary is set at a market competitive level appropriate for the role, taking into consideration a range of factors including scope and responsibilities of the role, internal relativities, the individual’s previous remuneration, relevant experience, and an assessment against relevant comparator groups and cost. In line with the requirements of the new UK Corporate Governance Code and in particular the guidance on executive director pension levels, unless determined otherwise, any new Executive Director will receive pension benefits at a level aligned to the wider employee population. Other elements of remuneration will be established in line with the Remuneration Policy set out in the Executive Directors’ remuneration structure table on page 56. Relocation support and international mobility benefits may also be provided.

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

Termination payments

The impact of an Executive Director leaving the Company on remuneration under various scenarios reflects the service agreements and the relevant scheme rules, and the Committee’s policy in this area. With respect to outstanding variable pay awards, these lapse on termination, other than where an individual is considered to be a ‘good leaver’. The Committee determines whether an Executive Director is a good leaver should their employment end due to injury, ill-health, disability, redundancy, retirement, death, or any other reason at the Committee’s discretion. In 2018, the Committee reviewed its approach to determining good leaver status and has approved a framework intended to guide the Committee to determine the discretionary circumstances when good leaver status is appropriate. Other than a payment in the event of redundancy, there are no other payments upon termination of employment for Executive Directors anticipated in the policy.

Risk and Performance adjustment

We will continue to ensure that the requirements of the Remuneration Code on risk and performance adjustment are met for our employees. All variable remuneration is subject to adjustment for current and future risks through our Additional Risk Adjustment Standard which is linked to our Board approved Risk Appetite and our Individual Remuneration Adjustment Standard.

Our Additional Risk Adjustment Standard provides both a formula-based assessment against Santander UK’s Risk Appetite and an additional qualitative risk event assessment overlay that can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.

Our Individual Remuneration Adjustment Standard provides a framework for the process, governance and standards relevant for making decisions in relation to individual performance adjustments following an Incident, including malus and clawback.

Performance adjustments may include, but are not limited to:

–	Reducing a bonus for the current year
–	Reducing the amount of any unvested deferred variable remuneration (including historical LTIP awards)
–	Requiring repayment on demand (on a net basis) of any cash and share awards received at any time during the ten year period after the date of award
–	Requiring a bonus which has been awarded (but not yet paid) to be forfeited.

The Committee has full discretion to prevent vesting of all or part of an amount of deferred remuneration and/or to freeze an award during an ongoing investigation in any of the following circumstances:

–	Employee misbehaviour or material error
–	Material downturn in the performance of Santander UK or a relevant business unit’s performance
–	Santander UK or a relevant business unit suffers a material failure of risk management
–	Significant changes in the Banco Santander Group’s or Santander UK’s economic or regulatory capital base and the qualitative assessment of risk
–	Material restatement of the Banco Santander Group’s or Santander UK’s financial statements (except when required due to modification of the accounting rules).

The Committee seeks input from the Chair of the Board Risk Committee, the Chief Risk Officer, the Chief Legal and Regulatory Officer, and the Chief Internal Auditor when determining whether any performance or risk adjustments are required.

Policy for all employees

Our performance, reward and benefits approach across the Company supports and drives our business strategy and reinforces our values in the context of a clearly articulated Risk Appetite. We apply a consistent approach to reward for all employees. Employees are entitled to a base salary and benefits and have the opportunity to receive an element of performance-related compensation, subject to their role and reward band. The opportunity of performance-rated compensation available is based on the seniority and responsibility of the role. The Remuneration Committee annually approve the operation of all of our variable reward schemes for our customer-facing colleagues to ensure that all our plans reward appropriate behaviour and do not incentivise unnecessary risk taking.

Santander UK Group Holdings plc	55

Annual Report 2018 | Governance

Remuneration implementation report

Introduction

This section of the report outlines how our Remuneration Policy was implemented for 2018.

Variable Pay Plan

Our Executive Directors participate in a single variable incentive plan. The purpose of the plan is to align participants’ reward with the financial and non-financial performance of Santander UK as measured over the financial year. Multi-year deferral, further performance testing and delivery in Banco Santander SA shares ensures that Executive Directors’ interests are aligned to the long-term interest of the Santander UK Group. Payments to our Executive Directors are made half in cash and half in shares, spread over seven years, with the final three tranches of awards subject to further long-term metrics which can reduce the level of awards. Awards delivered in shares are subject to an additional one-year retention period from the point of delivery.

The 2018 Variable Pay Plan pool was determined based on a range of metrics using a balanced scorecard approach (explained further below):

Quantitative assessment

Measured using a balanced scorecard approach of financial and non-financial measures. The measures are based on Santander UK’s strategy and for 2018 were:

–	Customers (Satisfaction and loyal customers)
–	Shareholders
–	Risk (Cost of Credit Ratio and NPL ratio)
–	Capital (Contribution to Banco Santander Group capital)
–	Profitability (Net Profit and Return on Risk Weighted Assets)
–	Employees (Employee Engagement and Enablement Scores).

Threshold performance under the Customer and Shareholder categories must be achieved in order to access payout under the Employee category. Similarly, the Committee considers a discretionary downward adjustment to the Customer and Shareholder categories if satisfactory performance under the Employee category is not achieved.

Qualitative assessment

This adds context to the quantitative assessment of financial and non-financial measures to ensure a balanced assessment of performance has been made.

Banco Santander Group Multiplier

This adjusts the pool upwards or downwards to reflect overall Banco Santander performance.

Exceptional Adjustment

Intended to cover unexpected factors or additional targets not covered by the quantitative or qualitative assessments. This may also include adjustments not covered in the qualitative assessments, including major risk events. An exceptional adjustment, including additional targets, may be requested at a Banco Santander or Santander UK level.

UK-focused risk adjustment

Linked to Santander UK’s Risk Appetite, this provides both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay (including consideration of people, culture, conduct and other relevant factors) that can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.

The 2018 Variable Pay Plan operated under our remuneration governance and frameworks applicable prior to the changes required as a result of the ring-fencing rules under the Banking Reform Act.

The Committee has considered, reviewed and approved changes required to remuneration governance and frameworks in order to comply with the relevant regulatory rules and these will apply from the 2019 performance year.

2018 Business Performance and Impact on Remuneration

Our management team has delivered solid business performance this year, delivering for our shareholders, people, customers and communities.

Our business performance in 2018 showed selective growth in an uncertain and competitive operating environment, as described in the CFO review in the Strategic Report.

The Committee approved payments to Executive Directors under the Santander UK Variable Pay Plan in the context of this performance.

Executive Directors’ remuneration (audited)

Total remuneration of each Executive Director for the years ended 31 December 2018 and 2017.

Executive rewards	Nathan Bostock(1)		Antonio Roman(2) (3)		Javier San Felix(3)		Total

	2018 £000	2017 £000	2018 £000	2017 £000	2018 £000	2017 £000	2018 £000	2017 £000
Salary and fees	1,680	1,653	629	243	725	302	3,034	2,198
Taxable benefits (cash and non-cash)	50	55	5	17	632	329	687	401
Pension	588	581	157	61	–	–	745	642
Bonus (paid and deferred)	2,317	2,425	1,077	400	1,800	861	5,194	3,686
Total remuneration	4,635	4,714	1,868	721	3,157	1,492	9,660	6,927

(1)

Nathan Bostock’s remuneration does not include £1,800,000 (2017: £1,800,000) relating to a share based buy-out of deferred awards in respect of his previous employment. This was the final payment under this award.

(2)

This represents an allocation of 97% (2017: 90%) of Antonio Roman’s remuneration (for his time spent as a Director of the Company in the year) as he spends 97% of his time on Company business. The remaining 3% (£57,785) (2017: 10% and £175,866) has been allocated to Abbey National Treasury Services plc. This results in total remuneration of £1,926,181.

(3)

Antonio Roman and Javier San Felix were appointed as Directors on 1 August 2017 and therefore 2017 remuneration is in respect of a part year. To facilitate his move to the UK, Javier San Felix’s package includes certain expatriate benefits, including a housing allowance, life and accident insurance and death and disability benefits, the costs of which are shared with Banco Santander. During 2018, Javier San Felix’s remuneration package was restructured following his transfer out of the Banco Santander defined benefit pension scheme. Banco Santander contributed £231,922 into its defined benefit pension scheme on his behalf in the period in 2017 in which he served as a Santander UK Executive Director. In 2018, Banco Santander paid £215,403 in defined benefit pension scheme contributions, £205,669 to him in lieu of defined benefit pension contributions, and £243,673 other payments in connection with the restructuring.

(4)	Susan Allen was appointed as an Executive Director on 1 January 2019. Her remuneration will be disclosed in next year’s annual report.

56	Santander UK Group Holdings plc

Context for decision making

The Committee ensures that broader remuneration policies and practices for employees across the Santander UK Group are taken into account when setting the policy for Executive Director remuneration. The Committee annually reviews remuneration trends across the Santander UK Group including the relationship between executive remuneration and the remuneration of other Santander UK Group employees as well as remuneration in the wider UK market when making decisions on executive pay.

The Committee oversees the broader workforce remuneration policies and practices, the implementation of remuneration and related employment policies across the Santander UK Group and the salary and variable pay awards for all MRTs. It also approves the design of any material performance-related pay plans.

As part of the monitoring of pay, the following is considered:

–	Santander UK’s engagement with its recognised trade unions on matters relating to pay and benefits for all employees
–	Annual pay reviews for the general employee population
–	Santander UK Group-wide pension and other benefit provisions
–	The design of and overall spend on variable incentive arrangements
–	An assessment of conduct across the bank.

The Committee is focused on ensuring that employees are not unduly stretched or inappropriately incentivised. This is monitored using existing employee engagement indicators via the Global Engagement Survey, and The Santander Way survey which provides an indication of our progress in performance against the nine Santander behaviours.

Stakeholder views

During 2018, Santander UK continued to engage with key stakeholders on remuneration-related matters including its main regulators the PRA and FCA. During 2018, management and the Committee Chair maintained dialogue with the PRA and FCA. Employee opinion surveys are undertaken annually on employee engagement, and discussion on remuneration matters generally takes place with union representatives during the annual pay review cycle and on relevant employee reward matters.

During 2018, the Committee reviewed its approach to engaging with stakeholders on executive remuneration in light of the outcomes of the new UK Corporate Governance Code. This is set out in the Governance section of the Board Nomination Committee Chair’s Report.

Advice and support provided to the Committee

As permitted by its Terms of Reference, the Committee has engaged the advice and support of Deloitte LLP (Deloitte) as independent remuneration consultants at the expense of the Company. Total fees (excluding VAT) for advice and support provided to the Committee during 2018 were £192,600. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the Code of Conduct in relation to executive remuneration consulting in the UK. The Committee is comfortable that the Deloitte engagement partner and team that provides remuneration advice to the Committee do not have connections with Santander UK that may impair their independence.

Relative importance of spend on pay

	2018 £m	2017 £m	Change %
Profit before tax	1,567	1,814	(14)
Total employee costs	1,376	1,137	21

Chair and Board Committee member fees

	Board £000	Board Nomination Committee £000	Board Risk Committee £000	Board Audit Committee £000	Board Responsible Banking Committee £000	Board Remuneration Committee £000
Chair (inclusive of membership fee)	650	–	60	60	60	60
Senior Independent Director	30	–	–	–	–	–
Member	90	–	25	25	25	25

In 2018, Deloitte also provided unrelated tax, financial and advisory, risk, assurance and consulting services to Santander UK.

The Chair, CEO, Chief HR Officer, Performance Reward Director, Company Secretary, Chief Legal and Regulatory Officer and Chief Risk Officer attended Committee meetings by invitation in order to support the discussion of the agenda items as appropriate. The Committee Chair also engages with the Chair of the Board Risk Committee when required.

No individual participates in discussions regarding their own remuneration.

Chair and Non-Executive Directors’ remuneration

The Chair’s fee is reviewed and approved by the Committee. The fees paid to Non-Executive Directors are reviewed and approved by the Executive Directors and the Chair. Fees are reviewed annually taking into account information on fees paid in similar companies, as well as the time commitment for the role. The Chair is paid an all-inclusive base fee. Non-Executive Directors are paid a base fee, with a supplement for serving on or chairing a Board Committee. Three of the four Group NEDs who receive no fees in respect of their Santander UK duties.

No changes were made to Board and Board Committee fees in 2018. The 2018 fee structure is shown in the table below.

All Non-Executive Directors and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair where twelve months’ written notice is required.

Neither the Chair nor the Non-Executive Directors have the right to compensation on the early termination of their appointment beyond payments in lieu of notice at the option of Santander UK. In addition, neither the Chair nor the Non-Executive Directors are eligible for pension scheme membership, bonus or incentive arrangements.

Santander UK Group Holdings plc	57

Annual Report 2018 | Governance

Board and Committee membership, tenure,

attendance and remuneration

		Board		Nomination Committee		Risk Committee		Audit Committee		Responsible Banking Committee		Remuneration Committee
		Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc
		meetings	meetings	meetings	meetings	meetings	meetings	meetings	meetings	meetings	meetings	meetings	meetings
		attended	attended	attended	attended	attended	attended	attended	attended	attended	attended	attended	attended
Chair	Shriti Vadera	9/9	3/3	4/4	1/1	–	–	–	–	–	–	–	–
Independent	Julie Chakraverty(1)	5/5	3/3	–	–	5/5	–	4/4	2/2	4/4	–	–	–
Non-Executive	Annemarie Durbin	9/9	3/3	–	–	9/9	–	–	–	6/6	1/1	6/6	3/3
Directors	Ed Giera	9/9	3/3	–	–	9/9	–	8/8	2/2	6/6	1/1	–	–
	Chris Jones(2)	9/9	3/3	–	–	9/9	–	8/8	2/2	–	–	6/6	3/3
	Genevieve Shore(3)	8/9	2/3	–	–	9/9	–	8/8	2/2	5/6	1/1	1/2	0/1
	Scott Wheway(4)	9/9	3/3	4/4	1/1	9/9	–	–	–	6/6	1/1	6/6	3/3
	Alain Dromer(5)	6/6	1/1	–	–	5/6	–	5/6	1/2	–	–	4/4	2/2
Banco Santander nominated Non-Executive Directors	Lindsey Argalas(6)	9/9	2/3	–	–	–	–	–	–	–	–	–	–
	Ana Botín	6/9	0/3	3/4	0/1	–	–	–	–	–	–	–	–
	Gerry Byrne	9/9	2/3	–	–	–	–	–	–	–	–	–	–
	Juan Rodríguez Inciarte(7)	9/9	1/3	–	–	7/9	–	–	–	–	–	–	–
Executive	Nathan Bostock	9/9	3/3	–	–	–	–	–	–	–	–	–	–
Directors	Antonio Roman	9/9	2/3	–	–	–	–	–	–	–	–	–	–
	Javier San Felix(7)	9/9	3/3	–	–	–	–	–	–	–	–	–	–

(1)	Appointed a director, and member of the Board Audit Committee, Board Responsible Banking Committee and Board Risk Committee on 11 June 2018
(2)	Deemed financial expert
(3)	Appointed a member of the Remuneration Committee on 2 September 2018
(4)	Senior Independent Director
(5)	Resigned as a director on 31 August 2018
(6)	Appointed a director on 1 January 2018
(7)	Resigned as a director on 31 December 2018
(8)	Of the nine scheduled Board meetings in 2018, one was the annual Board Strategy Day, which took place on 19 June 2018
(9)

Committees have an open invitation to non-member directors. Therefore, from time to time directors attend committees of which they are not members. This attendance is not formally recorded in the attendance table above.

	Date of	2018	2017	2018		2017		2018	2017

	appointment	Fees	Fees	Expenses		Expenses		Total	Total

Non-Executive Directors	as Director	£000	£000	£000		£000		£000	£000
Chair
Shriti Vadera(1)	1 January 2015	650	650	–	(1)	–	(1)	650	650
Independent Non-Executive Directors
Julie Chakraverty	11 June 2018	92	–	1		–		93	–
Annemarie Durbin	13 January 2016	200	180	–		–		200	180
Ed Giera	19 August 2015	200	202	–		3		200	205
Chris Jones	30 March 2015	200	200	3		1		203	201
Genevieve Shore	18 May 2015	198	180	1		1		199	181
Scott Wheway	10 January 2014	230	234	2		25		232	259
Alain Dromer	10 January 2014	110	165	12		17		122	182
Banco Santander nominated Non-Executive Directors(2)
Juan Rodríguez Inciarte	10 January 2014	115	115	22		38		137	153
Total		1,995	1,926	41		85		2,036	2,011

(1)	In addition to the above fees, Shriti Vadera was entitled to taxable benefits as follows: private medical cover of £733 (2017: £564) and transportation of £15,931 (2017: £24,227).
(2)	None of the Banco Santander nominated Non-Executive Directors received any fees or expenses, except as shown.
(3)

2017 fees disclosed above for Annemarie Durbin and Scott Wheway are re-stated from those in the prior year accounts to reflect the timing of the adjustment of fee payments following the transfer of Chairmanship of the Board Remuneration Committee

(4)	Directors’ expenses are disclosed above when paid. These will be disclosed on an accruals basis in next year’s accounts.

58	Santander UK Group Holdings plc

Directors’ report

Introduction

The Directors submit their report together with the financial statements for the year ended 31 December 2018. The information in the Directors’ Report is unaudited, except where marked.

History and corporate structure

Santander UK Group Holdings plc (incorporated on 23 September 2013) is a subsidiary of Banco Santander SA, a Spanish retail and commercial bank with a meaningful market share in nine core countries in Europe and the Americas. Santander UK was formed from the acquisition of three former building societies, Abbey National, Alliance & Leicester and Bradford & Bingley, and has operated under a single brand since 2010. The ordinary shares of the Company are not traded.

As described in the CFO Review and elsewhere in this report, certain subsidiaries and portfolios were transferred in 2018, as part of the implementation of the ring-fence arrangements required under the Financial Services (Banking Reform) Act 2013. Following these transfers, Santander UK plc and its subsidiaries comprised only entities whose business is permitted under the Act as a ring-fenced bank. Other group entities including Abbey National Treasury Services plc are now directly or indirectly owned by the Company. Further details of the transfers are set out in Note 43.

Result and dividends

The consolidated profit after tax for the year was £1,121m (2017: £1,254m). The Directors do not recommend the payment of a final dividend for 2018 (2017: £nil). Three interim dividends were declared on the Company’s ordinary shares in issue in the year. The first dividend of £250m was declared on 6 June 2018 and the second dividend of £205m was declared on 18 December 2018. Pursuant to Banking Reform, an additional interim dividend of £668m was declared on 18 September 2018. All three interim dividends were paid in 2018.

Details of Santander UK’s activities and business performance in 2018, together with an indication of future outlook, are set out in the Strategic report and the Financial review.

Events after the balance sheet date

There have been no material post balance sheet events, except as set out in Note 45.

Directors

The names and biographical details of the current Directors are shown in the Board of Directors section. Details of their emoluments and interests in shares are set out in the Directors’ Remuneration implementation report. Changes to the composition of the Board can be found in the Board of Directors section, with more details in the Chair’s report on Corporate Governance, and the relevant Committee Chairs’ reports.

Appointment and retirement of Directors

All Directors are appointed and retired in accordance with the Company’s Articles of Association, the UK Companies Act 2006 and the UK Group Framework. The appointment of Lindsey Argalas in January 2018 was proposed by Banco Santander.

A resolution will be proposed at the next Annual General Meeting to amend the Articles of Association to require Directors to retire every year, with those wishing to serve again submitting themselves for election or re-election.

Directors’ indemnities

In addition to Directors’ and Officers’ liability insurance cover in place throughout 2018, individual deeds of indemnity were also in place to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Directors’ period of office from the date of appointment until such time as any limitation periods for bringing claims against the Directors have expired. The Directors of the Company, including former Directors who resigned in the year, benefit from these deeds of indemnity.

They constitute as qualifying third party indemnity provisions for the purposes of the Companies Act 2006. Deeds for existing Directors are available for inspection at the Company’s registered office.

The Company has also granted an indemnity which constitutes ‘qualifying third party indemnity provisions’ to the Directors of its subsidiary and affiliated companies, including former Directors who resigned in the year and since the year-end. Qualifying pension scheme indemnities were also granted to the Trustees of the Santander UK group’s pension schemes.

Employees

We continue to ensure that Santander UK’s remuneration policies are consistent with its strategic objectives and are designed with its long-term success in mind. In doing so, we aim to attract and retain the most talented and committed people.

Communication

Santander UK wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications and the ‘We are Santander’ website connects staff to all the information they need about working for Santander UK. Santander UK also uses face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates.

Santander UK considers employees’ opinions and asks for their views on a range of issues through regular Santander UK-wide surveys.

Consultation

Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (CWU). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals and change initiatives within the business at both national and local levels.

Employee share ownership

Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP), the latter of which allows employees to purchase Banco Santander SA shares from gross salary. Eligible senior management participated in a Banco Santander long-term incentive plan. See Note 38 for a description of the plans and the related costs and obligations.

Disability

Santander UK is committed to equality of access and quality of service for disabled people and embraces the spirit of the UK Equality Act 2010 throughout its business operations. Santander UK has processes in place to help train, develop, retain and promote employees with disabilities. We are committed to giving full and fair consideration to employment applications by disabled people, having regard to their particular aptitudes and abilities, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustment within the workplace.

Santander UK Group Holdings plc	59

Annual Report 2018 | Governance

Directors’ report continued

CO2 emissions

In 2018 CO2 emissions, measured in CO2 equivalent tonnes, decreased by 11% to 10,186 tonnes. CO2 from fuel decreased by 3% to 5,367 tonnes, CO2 from business travel decreased by 20% to 4,819 tonnes and output per employee reduced by 13% to 0.41 tonnes.

Ethical Code of Conduct

Santander UK is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way, and treating all stakeholders with honesty and integrity. These principles are further reflected in Santander UK’s Ethical Code of Conduct, which sets out the standard expected of all employees. Under their terms and conditions of employment, staff are required to act at all times with the highest standards of business conduct in order to protect Santander UK’s reputation and ensure a Company culture which is free from any risk of corruption, compromise or conflicts of interest.

Staff are also required to comply with all Company policies, which require employees to:

–	Abide by all relevant laws and regulations
–	Act with integrity in all their business actions on behalf of Santander UK
–	Not use their authority or office for personal gain
–	Conduct business relationships in a transparent manner
–	Reject all improper practices or dealings to which they may be exposed.

The SEC requires companies to disclose whether they have a code of ethics that applies to the Chief Executive Officer and senior financial officers which promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations, and accountability for adherence to such a code of ethics.

The Santander UK group meets these requirements through its Ethical Code of Conduct, the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Businesses, and the FCA’s Statements of Principle and Code of Practice for Approved Persons, with which the CEO and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the FCA may want to know about.

Copies of these documents are available to anyone, free of charge, on application to Santander UK Group Holdings plc, 2 Triton Square, Regent’s Place, London NW1 3AN.

Political contributions

In 2018 and 2017, no contributions were made by the Company for political purposes and no political expenditure was incurred.

Share capital

Details about the structure of the Company’s capital can be found in Note 33.

For details of employee share schemes and how rights are exercisable, see Note 38.

The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association as determined by the Companies Act 2006.

Subsidiaries and branches

The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated in England and Wales, and a number of directly and indirectly held subsidiaries and associates. The Company directly or indirectly holds 100% of the issued ordinary share capital of its principal subsidiaries.

All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc, a subsidiary of the Company, also has branch offices in the Isle of Man and in Jersey. These branches were transferred from the Company to Abbey National Treasury Services plc on 17 December 2018. Abbey National Treasury Services plc had a branch office in the United States until December 2018. For more information, see Note 21.

Financial instruments

The financial risk management objectives and policies of Santander UK, the policy for hedging, and the exposure of Santander UK to credit risk, market risk and liquidity risk are outlined in the Risk review.

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

We have carried out a robust assessment of the principal risks facing Santander UK (as set out in ‘How we define our risks’ in the Risk governance section of the Risk review) including those that would threaten its business model, future performance, solvency or liquidity. For more details, see the Strategic report and the Risk review.

60	Santander UK Group Holdings plc

Management’s report on internal control over financial reporting

Internal control over financial reporting is a component of an overall system of internal control. Santander UK’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the EU.

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

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2018 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May 2013.

Based on this assessment, management concluded, at 31 December 2018, that Santander UK’s internal control over financial reporting was effective.

Disclosure controls and procedures over financial reporting

Santander UK’s management has evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls at 31 December 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon this evaluation, the CEO and the CFO have concluded that, at 31 December 2018, Santander UK’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that it files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Directors oversaw the implementation of IFRS 9 and the embedding of changes to processes, internal controls and governance to ensure they remain appropriate for use.

Going concern

The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. Santander UK’s business activities and financial position, together with the factors likely to affect its future development and performance, are set out in the Financial review. Santander UK’s objectives, policies and processes for managing the financial risks to which it is exposed, including capital, funding and liquidity, are described in the Risk review.

In assessing going concern, the Directors take account of all information of which they are aware about the future, which is at least, but is not limited to, 12 months from the date that the financial statements are approved.

In making their going concern assessment, the information considered by the Directors includes Santander UK’s forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities, ring-fencing, and possible economic, market and product developments, taking account of reasonably possible changes in trading performance.

Santander UK Group Holdings plc	61

Annual Report 2018 | Governance

Directors’ report continued

For capital, funding and liquidity purposes, Santander UK operates on a standalone basis and is subject to regular and rigorous monitoring by external parties. For capital purposes, from 1 January 2019 the Company operates as part of the Non ring-fenced bank Capital Support Deed with Abbey National Treasury Services plc and Santander Equity Investments Limited. The Directors review the outputs of stress testing as part of the approval processes for the ICAAP, the ILAAP, our Risk Appetite and regulatory stress tests. We exceeded the Bank of England’s 2018 stress test threshold requirement.

The Directors have a reasonable expectation that Santander UK will be able to continue in operation and meet its liabilities as they fall due over the next three years.

The Directors consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Statement of Compliance

The UK Corporate Governance Code

The Board confirms that, for the year ended 31 December 2018, Santander UK has applied those principles and provisions of the UK Corporate Governance Code 2016, as appropriate, given its ownership structure.

UK Finance Code for Financial Reporting Disclosure

Santander UK’s financial statements for the year ended 31 December 2018 have been prepared in compliance with the principles of the UK Finance Code for Financial Reporting Disclosure.

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

By Order of the Board

Marc Boston

Company Secretary

26 February 2019

2 Triton Square, Regent’s Place,

London NW1 3AN

62	Santander UK Group Holdings plc

Strategic report
Governance
Risk review
Financial review
Financial statements
Shareholder information

Santander UK Group Holdings plc 63

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

We support the recommendations and guidance made by the Taskforce on Disclosures about ECL (DECL Taskforce) and have adopted its recommendations where it is practical to do so. The DECL Taskforce was formed in 2017 by the FCA, FRC and PRA with a remit to help encourage high-quality ECL-related disclosures following adoption of IFRS 9.

Annual Report 2018 | Risk review

Risk governance

INTRODUCTION (UNAUDITED)

Santander UK Group Holdings plc is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy and have common Boards, albeit the principal business activities of the Santander UK group are carried on by Santander UK plc and its subsidiaries (the Santander UK plc group).

The Company’s Risk Frameworks have been adopted by its subsidiaries to ensure consistency of application. Prior to November 2018, the Risk Frameworks were applied from the level of Santander UK plc across the Santander UK plc group and adopted by Santander UK Group Holdings plc.

As a result, the review of the principal risks and uncertainties facing the Company, and the description of the Company’s risk management arrangements, are integrated with those of Santander UK plc and are reported in this Annual Report as operating within the Company for all periods presented.

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

RISK FRAMEWORK

Key elements (unaudited)

Our Risk Framework sets out how we manage and control risk. In 2018, we updated our Risk Framework partly in preparation for ring-fencing to ensure it remains comprehensive and to improve our focus on key risk issues. This update reflected the establishment of a Senior Management Committee, under the authority of the CEO, to focus on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged.

How we define risk (unaudited)

Risk is any uncertainty about us being able to achieve our business objectives. It can be split into a set of key risk types, each of which could affect our results and our financial resources. Enterprise wide risk is the aggregate view of all the key risk types described below:

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

Other key risk types	Operational risk – the risk of loss due to inadequate or failed internal processes, people and systems, or external events. We give a particular focus to process and change management risk, third party risk and cyber risk which we mitigate through our management of operational risk.

Financial crime risk – the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, bribery and corruption. Failure to meet our legal and regulatory obligations could result in criminal or civil penalties against Santander UK or individuals, as well as negatively affecting our customers and the communities we serve.

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

64	Santander UK Group Holdings plc

> Risk governance

How we approach risk – our culture and principles (unaudited)

The complexity and importance of the financial services industry demands a strong risk culture. We have extensive systems, controls and safeguards in place to manage and control the risks we face, but it is also crucial that everyone takes personal responsibility for managing risk. Our risk culture plays a key role in our aim to be the best bank for our customers, shareholders, people and communities by acting responsibly. It is vital that everyone in our business understands this. To achieve this, our people have a strong, shared understanding of what risk is, and what their role is in helping to control it. We express this in our Risk Culture Statement:

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

The Board reviews and approves our Risk Culture Statement every year. The CEO, CRO, CLRO and other senior executives are responsible for promoting our risk culture from the top. They drive cultural change and increased accountability across the business. We reinforce our Risk Culture Statement and embed our risk culture in all our business units through our Risk Framework, Risk Certifications and other initiatives. This includes highlighting that:

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

We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms in writing that they have managed risk in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions to be taken to correct them. This is a tangible sign of the personal responsibility that is such a key part of our risk culture.

Our Risk Culture programme, I AM Risk, continues to play a key part in our aim to be the best bank for our people, customers, shareholders and communities. Our I AM Risk approach aims to make sure our people:

– Identify risks and opportunities – Assess their probability and impact – Manage the risks and suggest alternatives – Report, challenge, review, learn and ‘speak up’.

We use I AM Risk in our risk certifications, policies, frameworks and governance, and risk-related communications. We also include it in mandatory training and induction courses for our staff, in our codes of conduct and in reward arrangements. We embed behaviours we want to encourage in key processes and documents.

I AM Risk is how we make risk management part of everyone’s life as a Santander UK employee, from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk, to speak up and to come up with ideas. To support this, our learning website includes e-learning videos and factsheets. As part of I AM Risk, we include mandatory risk objectives for all our people in our performance management processes – from our Executive Committee to branch staff. The Executive Committee leads all our culture initiatives under the sponsorship of the CEO.

In our most recent employment engagement survey, over 90% of employees acknowledged their personal responsibility for the risks they face in their day-to-day work. This demonstrates how we have embedded risk management in our culture.

Our risk governance structure

We are committed to the highest standards of corporate governance in every part of our business. This includes risk management. For details of our governance, including the Board and its Committees, see the ‘Governance’ section of this Annual Report. The Board delegates certain responsibilities to Board Level Committees as needed and where appropriate. Our risk governance structure strengthens our ability to identify, assess, manage and report risks, as follows:

–	Committees: A number of Board and Executive committees are responsible for specific parts of our Risk Framework
–	Key senior management roles with risk management responsibilities: Senior roles with specific responsibilities for risk
–	Risk organisational structure: We have ‘three lines of defence’ built into the way we run our business.

Committees

The Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities
The Board (including the Santander UK plc Board)	– Has overall responsibility for business execution and for managing risk – Reviews and approves the Risk Framework and Risk Appetite.
Board Risk Committee	– Assesses the Risk Framework and recommends it to the Board for approval
– Advises the Board on our overall Risk Appetite, tolerance and strategy
– Oversees our exposure to risk and our strategy and advises the Board on both
– Reviews the effectiveness of our risk management systems and internal controls.
Board Responsible Banking Committee	– Responsible for culture and operational risks relating to conduct, compliance, competition, financial crime and legal matters
– Reviews reports from the CLRO on the adequacy and effectiveness of the compliance function
– Ensures that adequate and effective control processes are in place to identify and manage reputational risks
– Oversees our reputation and how this impacts our brand and market positioning.
Board Audit Committee	– Monitors and reviews the integrity of the financial statements, and any formal announcements relating to financial performance
– Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
– Monitors and reviews the effectiveness of Santander UK’s internal audit function.

Santander UK Group Holdings plc	65

Annual Report 2018 | Risk review

The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee

–  Reviews and approves business plans in line with our Risk Framework and Risk Appetite before they are recommended to the Board for approval

–  Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken.

Senior Management Committee

–  Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged

–  Reviews updates on key risk issues, customer, reputational and conduct matters.

Executive Risk Control Committee (ERCC)

–  Reviews Risk Appetite proposals before they are sent to the Board Risk Committee and the Board to approve

–  Ensures that we comply with our Risk Framework, Risk Appetite and risk policies

–  Reviews and monitors our risk exposures and approves any corrective steps we need to take.

Asset and Liability Committee (ALCO)

–  Reviews liquidity risk appetite (LRA) proposals

–  Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board

–  Reviews and monitors our key asset and liability management activities to ensure we keep our exposure in line with our Risk Appetite.

Pensions Committee	– Reviews pension risk appetite proposals
– Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding
– Consults with the pension scheme trustees on the scheme’s investment strategy.
Capital Committee	– Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework
– Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve.
Incident Accountability Committee	– Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments – Presents recommendations to the Board Remuneration Committee.
Executive Credit Approval Committee	– Approves corporate and wholesale credit transactions which exceed levels delegated to lower level approval forums or individuals.
Executive Investment Approval Committee	– Approves equity type investment transactions which exceed levels delegated to lower level approval forums or individuals.

Key senior management roles with risk management responsibilities

Chief Executive Officer

The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO also has to ensure that we have a suitable system of controls to manage risks and report to the Board on it.

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

Chief Financial Officer

The CFO is responsible for the development of strategy, leadership and management of the CFO Division. In supporting Santander UK’s corporate goals within the constraints of risk appetite, the CFO is responsible for the management of interest rate, liquidity, pension and capital risks.

Chief Internal Auditor

The Chief Internal Auditor (CIA) designs and uses an audit system that identifies key risks and evaluates controls. The CIA also develops an audit plan to assess existing risks that involve producing audit, assurance and monitoring reports.

Money Laundering Reporting Officer

The Money Laundering Reporting Officer (MLRO) is responsible to the CLRO for control and oversight of Financial crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the FCA.

66	Santander UK Group Holdings plc

> Risk governance

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

The diagram below shows the reporting lines to the Board (including the Santander UK plc Board) with respect to risk:

Internal control system (unaudited)

Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, minimum standards, roles and responsibilities, and governance for internal control. Our Risk Framework covers the categories below:

Category	Description
Risk Frameworks	Set out how we should manage and control risk for the Santander UK group (overall framework), our key risk types (risk type frameworks) and our key risk activities (risk activity frameworks).
Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.
Strategic Commercial Plans	Plans produced by business areas, at least annually, which describe the forecasted objectives, volumes and risk profile of new and existing business, within the limits defined in our Risk Appetite.
Risk Appetite	See our Risk Appetite section that follows.
Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.
Risk Certifications

Business Units, Business Support Units or Risk Control Units set out how they have managed and/or controlled risks in line with our Risk Frameworks and within our Risk Appetite. They are completed at least once a year. They also explain action to be taken. This process helps ensure people can be held personally accountable.

Santander UK Group Holdings plc	67

Annual Report 2018 | Risk review

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

–

We always aim to have enough financial resources to continue to do business in severe but plausible stressed economic and business conditions, as well as to survive a very severe stress that would deplete our capital resources

–	We should be able to predict how our income and losses might vary – that is, how volatile they are. That applies to all our risks and lines of business
–	Our earnings and dividend payments should be stable, and in line with the return we aim to achieve
–	We are an autonomous business, so we always aim to have strong capital and liquidity resources
–	The way we fund our business should be based on diverse funding sources and duration. This helps us avoid relying too much on wholesale markets
–	We set controls on large concentrations of risk, like single customers or specific industries
–

There are some key risks we take, but for which we do not actively seek any reward, like operational, conduct and regulatory, financial crime, legal and reputational risk. We take a risk-averse approach to these risks

–	We comply with all regulations – and aim to exceed the standards they set
–	Our pay and bonus schemes should support these principles and our risk culture
–	We always aim to earn the trust of our people, customers, shareholders and communities.

How we describe the limits in our Risk Appetite

Our Risk Appetite sets out detailed limits for different types of risk, using metrics and qualitative statements.

Metrics

We use metrics to set limits on losses, capital, liquidity and concentration. We set:

–	Limits for losses for our most important risks, including credit, market, operational and conduct risk
–	Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure (EC)
–	Liquidity limits according to the most plausible stress scenario for our business
–	Concentration limits, to determine the maximum concentration level that we are willing to accept.

These limits apply in normal business conditions, but also when we might be experiencing a far more difficult economic environment. A good example of this might be when the UK economy is performing much worse than we expected. We refer to conditions like this as being under stress. There is more on EC and stress scenarios later in this section.

Qualitative statements

For some types of risk we also use qualitative statements that describe in words the appetite we want to set. For example, in conduct risk, we use them to describe our Risk Appetite for products, sales, after-sales service, and culture. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.

How we set our Risk Appetite, and stay within it

We control our Risk Appetite through our Risk Appetite Framework. Our Board approves and oversees our Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects the markets in which we operate. Our ERCC is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this they monitor our performance against our Risk Appetite, business plans and budgets each month. We also use stress testing to review how our business plan performs against our Risk Appetite Statement. This shows us if we would stay within our Risk Appetite under stress conditions. It also helps us to identify any adverse trends or inconsistencies.

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

We provide a programme of communication and training for our staff, including new joiners, which helps ensure that our Risk Appetite is well understood.

68	Santander UK Group Holdings plc

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

Scenarios for stress testing

To see how we might cope with difficult conditions, we regularly develop challenging scenarios that we might face. We consult a broad range of internal stakeholders, including Board members, when we design and choose our most important scenarios. The scenarios cover a wide range of outcomes, risk factors, time horizons and market conditions. They are designed to test:

–	The impact of shocks affecting the economy as a whole or the markets we operate in
–	Key potential vulnerabilities of our business model, and the processes and systems which support it
–	Potential impacts on specific risk types.

We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. One scenario looks at what might happen in a recession where the output of the economy shrinks by around 5%, unemployment reaches over 9%, and house prices fall by around 30% in a context of high inflation and interest rates rising rapidly. We use a comprehensive suite of stress scenarios to explore sensitivities to market risk, including those based on historical market events.

How we use stress testing

We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:

–	Our business plan, and its assessment against our Risk Appetite
–	Our capital strength, through our ICAAP
–	Our liquidity position, through our ILAAP
–	Impacts on other risk types.

We use a wide range of models, approaches and assumptions. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables like unemployment rates might affect the number of customers who might fall into arrears on their mortgage.

Our stress testing models are subject to a formal review, independent validation and approval process. We highlight the key weaknesses and related model assumptions in the approval process for each stress test. In some cases, we overlay expert judgement onto the results of our models. Where this is material to the outcome of the stress test, the approving governance committee reviews it. We take a multi-layered approach to stress testing to capture risks at various levels. This ranges from sensitivity analysis of a single factor to a portfolio, to wider exercises that cover all risks across our entire business. We use stress test outputs to design plans that aim to mitigate damaging effects.

We also conduct reverse stress tests. These are tests in which we identify and assess scenarios that are most likely to cause our business model to fail.

Board oversight of stress testing

The ERCC approves the design of the scenarios in our ICAAP and ILAAP. The Board Risk Committee approves the stress testing framework. The Board reviews stress test outputs as part of the approval processes for the ICAAP, ILAAP, Recovery and Resolution, our Risk Appetite and regulatory stress tests.

Regulatory stress tests

We take part in a number of external stress testing exercises. These can include stress tests of the UK banking system conducted by the PRA. We also contribute to stress tests of Banco Santander conducted by the European Banking Authority (EBA).

For more on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections.

HOW RISK IS DISTRIBUTED ACROSS OUR BUSINESS (UNAUDITED)

Economic capital

As well as assessing how much regulatory capital we need to hold, we use an internal EC model to measure our risk. We use EC to get a consistent measure across different risk types. EC also takes account of how concentrated our portfolios are, and how much diversification there is between our various businesses. As a consequence we can use EC for a range of risk management activities. For example, we can use it to help us compare requirements in our ICAAP or to get a risk-adjusted comparison of income from different activities.

Regulatory capital – risk-weighted assets

We hold regulatory capital against our credit, market and operational risks. In 2018, the largest category continued to be credit risk in Retail Banking, which accounted for around half of our risk-weighted assets. This reflects our business strategy and balance sheet. Market risk decreased in 2018 as most of our trading book activities were transferred to the Banco Santander London Branch as part of our ring-fencing plans.

For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

Santander UK Group Holdings plc	69

Annual Report 2018 | Risk review

Credit risk

  Overview (unaudited)

Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for which we assumed a financial obligation.

Santander UK group level

We start by discussing credit risk at a Santander UK group level. We set out how our exposures arise, our types of customer and how we manage them, and our approach to credit risk across the credit risk lifecycle. We also discuss our ECL methodology and the key inputs to our ECL model. We then analyse our key metrics, as well as credit performance and forbearance.

Business segments

Then we cover Retail Banking separately from our other business segments – Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre – in more detail.

 Key metrics (unaudited)

NPL ratio improved to 1.20% (2017: 1.42%), partly due to the write-off of the Carillion plc exposures.

Loss allowances decreased to £807m (2017: £940m). Loss allowance increased by £211m to £1,151m on transition to IFRS 9 on 1 January 2018.

Average LTV of 63% (2017: 62%) on new

mortgage lending.

Credit risk – Santander UK group level

SANTANDER UK GROUP LEVEL – CREDIT RISK MANAGEMENT

Exposures

Exposures to credit risk arise in our business segments from:

Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre
– Residential mortgages, business banking, consumer (auto) finance and other unsecured lending (credit cards, personal loans and overdrafts).	– Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.	– Loans, treasury products, and treasury markets activities.	– Asset and liability management of our balance sheet, as well as our non-core and Legacy Portfolios being run down.
– We provide these to individuals and small businesses.	– We provide these to SMEs and mid corporates, Commercial Real Estate and Social Housing associations.	– We provide these to large corporates, as well as sovereigns and other international organisations.	– Exposures include sovereign and other international organisation assets that we hold for liquidity.

The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report our Jersey and Isle of Man branches in Corporate Centre rather than in Retail Banking as in previous years, as a result of their transfer from Santander UK plc to ANTS in 2018. See Note 2 for more information.

Our types of customers and how we manage them

We manage credit risk across all our business segments in line with the credit risk lifecycle that we show in the next section. We tailor the way we manage risk across the lifecycle to the type of customer. We classify our customers as standardised or non-standardised:

Standardised	Non-standardised
– Mainly individuals and small businesses. Their transactions are for relatively small amounts of money, and share similar credit characteristics.	– Mainly medium and large corporate customers. Their transactions are for larger values, and have more diverse credit characteristics.
– In Retail Banking, Corporate & Commercial Banking (for some small, non-complex corporate clients) and Corporate Centre (for our non-core portfolios).	– In Retail Banking (for some business banking transactions), Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre.
– We manage risk using automated decision-making tools. These are backed by teams of analysts who specialise in this type of risk.	– We manage risk through expert analysis. We support this with decision-making tools based on internal risk assessment models.

The adoption of IFRS 9

On 1 January 2018, IFRS 9 replaced IAS 39, and introduced new rules on how to classify and measure financial assets, as well as new concepts, principles and measures for credit impairment charges. Throughout 2018, we enhanced and refined our accounting processes and procedures, internal controls and governance framework to embed the new requirements of IFRS 9 into our business. IFRS 9 was a significant challenge to our Risk and Finance divisions as they had to analyse large volumes of data from various systems, as well as enhance their skills and expertise.

As IFRS 9 affects the timing of when we recognise credit impairment charges, but not the amount of credit write-offs, its adoption did not materially change our credit risk policies. Our Retail collections and recoveries procedures were unchanged, and we reviewed our risk-adjusted hurdle rates for Corporate lending, but this didn’t lead to a significant change in our credit policy. Our credit risk appetite in terms of target markets, market share and the credit quality of customers we want to lend to, were also not directly impacted.

The main impacts were on how we monitor credit risk. As part of this, we began to monitor IFRS 9 metrics. These mainly centre on ECL and classification of exposures as Stages 1, 2 and 3. We expect to develop our metrics further in 2019 as how we embed IFRS 9 in our business continues to evolve. We also continued to monitor NPLs in 2018 as the NPL ratio is one of our Key Performance Indicators for 2016-2018. Our disclosures reflect recommendations made by DECL where it is practical to do so, and we expect to enhance them further in future.

70	Santander UK Group Holdings plc

> Credit risk

Our approach to credit risk

We manage our portfolios across the credit risk lifecycle (above), from drawing up our risk strategy, plans, budgets and limits to making sure the actual risk profile of our exposures stays in line with our plans and within our Risk Appetite. We further tailor the way we manage risk across the lifecycle to the type of product. We say more on this in the Credit risk – Retail Banking and the Credit risk – other business segments sections.

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

2. Assessment and origination

Managing credit risk begins with lending responsibly. That means only lending to customers who can afford to pay us back, even if things get tighter for them, and are committed to paying us back. We undertake a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We make these decisions with authority from the Board and we consider:

–	The credit quality of the customer
–	The underlying risk – and anything that mitigates it, such as netting or collateral
–	Our risk policy, limits and appetite
–	Whether we can balance the amount of risk we face with the returns we expect.

We also use stress testing, for example to estimate how a customer might be able to cope if interest rates increase.

3. Monitoring

We measure and monitor changes in our credit risk profile on a regular and systematic basis against budgets, limits and benchmarks. We monitor credit performance by portfolio, segment, customer or transaction. If our portfolios do not perform as we expect, we investigate to understand the reasons. Then we take action to mitigate it as far as possible and bring performance back on track. We monitor and review our risk profile through a formal structure of governance and forums/committees across our business segments. These agree and track any steps we need to take to manage our portfolios, to make sure the impact is prompt and effective. This structure is a vital feedback tool to coordinate issues, trends and developments across each part of the credit risk lifecycle.

Credit concentrations

A core part of our monitoring and management is credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set concentration limits in line with our Risk Appetite and review them on a regular basis. We track how concentrated our portfolios are using a range of criteria. These include geographies, economic sectors, products and groups of customers.

Geographical concentrations

We set exposure limits to countries and geographies, with reference to the country limits set by Banco Santander. These are determined according to how the country is classified (whether it is a developed OECD country or not), its credit rating, its gross domestic product, and the products and services Banco Santander wants to offer in that country. For more geographical information, see ‘Country risk exposures’.

Industry concentrations

We also set exposure limits by industry sector. These limits are set based on the industry outlook, our strategic aims and desired level of concentration, and relevant limits set by Banco Santander. We analyse committed exposures in the ‘Credit risk review’.

4. Arrears management

Sometimes our customers face financial difficulty and they may fall into payment arrears or breach conditions of their credit facility. If this happens, we work with them to get their account back on track. We aim to support our customers and keep our relationship with them. To do this, we:

–	Find affordable and sustainable ways of repaying to fit their circumstances
–	Monitor their finances and use models to predict how they will cope financially. This helps us put in place the right strategy to manage their debt
–	Work with them to get their account back to normal as soon as possible in a way that works for them and us
–	Monitor agreements we make to manage their debt so we know they are working.

For more, see the Forbearance section on the next page.

5. Debt recovery

Sometimes, even when we have taken all reasonable and responsible steps we can to manage arrears, they prove ineffective. If this happens, we have to end our relationship with the customer and try to recover the whole debt, or as much of it as we can.

Santander UK Group Holdings plc	71

Annual Report 2018 | Risk review

Loan modifications

We sometimes change the terms of a loan when a customer gets into financial difficulty (this is known as forbearance), or for other commercial reasons.

Forbearance

When a customer gets into financial difficulties, we can change the terms of their loan, either temporarily or permanently. We do this to help customers through temporary periods of financial difficulty so they can get back on to sustainable terms and fully pay off the loan over its lifetime, with support if needed. We try to do this before the customer defaults. Whatever we offer, we assess it to make sure the customer can afford the repayments. Forbearance improves our customer relationships and our credit risk profile. We review our approach regularly to make sure it is still effective. In a few cases, we can help a customer in this way more than once. This can happen if the plan to repay their debt doesn’t work and we have to draw up another one. When this happens more than once in a year, or more than three times in five years, we call it multiple forbearance. We only use foreclosure or repossession as a last resort.

When we agree to forbearance, we consider that the account has suffered a Significant Increase in Credit Risk (SICR), as we explain later on. We review our loss allowance for it and report the account separately as forborne. For retail accounts, if an account is in Stage 1 when we agree forbearance, we transfer it to Stage 2. For all accounts, if an account is already in Stage 2 when we agree forbearance, we keep it in Stage 2 unless the forbearance arrangement involves the forgiveness of fees and interest which would put the case into Stage 3. If an account is already in Stage 3 when we agree forbearance, we keep it in Stage 3. We monitor the performance of all forborne loans. A loan moves from a lifetime ECL (Stages 2 or 3) to a 12-month ECL (Stage 1) once the criteria to exit forbearance have been met, as set out below.

Exit from forbearance or cure

For a loan to exit forbearance, all the following conditions must be met:

–	The loan has been forborne for at least two years or, if forbearance was temporary, must have returned to performing under normal terms for at least two years
–	The loan has been performing under the forborne terms for at least two years
–	The account is no longer in arrears, and the customer has no other debts with us which are more than 30 days in arrears.

Other modifications

When a customer is not showing any signs of financial difficulties, we can also change the terms of their loan. We do this to keep a good relationship with them.

Risk measurement and control

We measure and control credit risk at all stages across the lifecycle. We have a range of tools, processes and approaches, but we rely mainly on:

–

Credit control: as a core part of risk management we generate, extract and store accurate, comprehensive and timely data to monitor credit limits. We do this using internal data and data from third parties like credit bureaux

–	Models: we use models widely to measure credit risk and capital needs. They range from statistical and expert models to benchmarks
–	Review: we use formal and informal forums to approve, validate, review and challenge our risk management. We do this to help us predict if our credit risk will worsen.

Key metrics

We use a number of key metrics to measure and control credit risk, as follows:

Metric	Description
ECL	ECL tells us what credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since origination. We explain how we calculate ECL below.
Stages 1, 2 and 3	We assess each facility’s credit risk profile to determine which stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages including monitoring of coverage ratios for each stage. We explain how we allocate a facility to Stage 1, 2 or 3 below.
Expected Loss (EL)	EL is based on the regulatory capital rules of CRD IV and gives us another view of credit risk. It is the product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV, and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality. There are differences between regulatory EL and IFRS 9 ECL, which we set out below. For the rest of our Risk review, impairments, losses and loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS accounting policy on impairment, see Note 1 to the Consolidated Financial Statements.
Non-Performing Loans (NPLs)

We use NPLs to monitor how our portfolios behave. We classify loans as NPLs when customers do not make a payment for three months or more, or if we have data to make us doubt they can keep up with their payments. There are differences between NPL and Stage 3, which we set out in the ‘Definition of default used for NPL’ section below. Although we adopted IFRS 9 from 1 January 2018, we continued to monitor NPLs as a key metric in 2018 as the NPL ratio was one of Santander UK’s Key Performance Indicators for 2016-2018.

We also assess risks from other perspectives, such as geography, business area, product and process. We do this to identify areas we need to focus on. We also use stress testing to establish vulnerabilities to economic deterioration. Our business segments tailor their approach to credit risk to their own customers, as we explain later on.

Key differences between regulatory EL and IFRS 9 ECL models (unaudited)

There are differences between the regulatory EL and the IFRS 9 ECL approaches. Although our IFRS 9 models leverage the existing Basel advanced IRB risk components, we need to make several significant adjustments to ensure the outcome is in line with the IFRS 9 requirements, as follows.

	Basel advanced IRB EL	IFRS 9 ECL
Rating philosophy	Mix of point-in-time, through-the-cycle or hybrid	Point-in-time, forward-looking. Considers a range of economic scenarios
Parameters calibration	Contains regulatory floors and downturn calibration	Unbiased estimate, based on conditions known at the balance sheet date
Probability of Default (PD)	Probability of default in the next 12 months	Includes forward-looking economic information and removes conservatism and bias. Adjusted to convert from 12 months to lifetime for Stages 2 and 3
Loss Given Default (LGD)	Lifetime LGD for defaults in the next 12 months	Removal of regulatory floors and exclusion of indirect costs
Exposure at Default (EAD)	Exposure at the point of default if the customer defaults in the next 12 months	Floored at amount owed, except on some revolving facilities. Recognises ability for the exposure to reduce from the balance sheet date to default date
SICR	Does not include SICR concept	Includes SICR concept
Discounting applied	At the weighted average cost of capital to the default date	At the effective interest rate (EIR) to the balance sheet date

72	Santander UK Group Holdings plc

> Credit risk

Recognising ECL

The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR risk since the origination date. The ECL approach estimate takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted in order to reflect the likelihood of a loss being incurred even when it is considered unlikely.

Multiple economic scenarios and probability weights

For all our portfolios, except CIB, we use five forward-looking economic scenarios. They consist of a central base case, two upside scenarios and two downside scenarios. We use five scenarios to reflect a wide range of possible outcomes in the performance of the UK economy. For example, the Downside 2 scenario reflects the possibility of a recession occurring. We believe that our five scenarios, in particular Downside 1 and Downside 2, reflect the range of outcomes that Brexit may take, including a deal with a transition period or a no-deal Brexit. Our scenarios are also in line with a number of scenarios that have been produced by, for example, the Bank of England and its disruptive scenario, and other economic forecasters no deal scenarios. As such our scenarios and weights reflect the range of possible outcomes that the UK may face in 2019.

Base case

–  Our base case assumes that the UK will negotiate an orderly exit with the EU that avoids a so-called ‘cliff-edge’ event when the UK leaves the EU and that there will be a relatively smooth transition period.

–  GDP forecast for 2018 was lowered in August to reflect disappointing Q1 results, which results in slower growth in the following years until reverting to the long run annual growth of 1.6% in 2024.

–  Unemployment continues its current trend over the forecast period, tightening labour markets further and pushing up average earnings growth. This growth along with the expected fall in inflation result in positive real earnings growth for 2019 onwards.

–  The UK’s net trade position is expected to fall back as sterling rallies against the dollar reducing the competitiveness of UK exports. Even though the Brexit negotiations are likely to result in some increased trade costs between the EU and UK, these are not projected to significantly impact the downwards trend in the share of UK exports going to the EU.

–  For Bank Rate, the base case currently assumes one bank rate rise in 2019 and another in 2020.

–  In the medium term, the forecast projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential which is reflected in an average annual growth expectation of less than 2%.

–  In summary, the base case assumes that activity will continue to run at this relatively sluggish pace. With CPI inflation likely to slow as we move through 2019, and a positive increase in wage growth predicted, this will provide a boost to household spending power. However, the effect of this will be softened by the continued impact of the UK Government’s welfare reforms and the projected slowing of employment growth. In addition, with the household savings ratio at low levels and with credit conditions starting to tighten these two areas are unlikely to be able to compensate for any downside effects to growth.

Our methodology to derive the scenarios relies on a set of parameters embodied in GDP fan charts published by the Office for Budget Responsibility (OBR) twice a year. To avoid major changes to the scenarios due to changes in the OBR fan charts, we place more weight on the long-run trend of the fan charts rather than relying on each individual release. We use the OBR fan charts to calculate our GDP paths for each individual scenario. These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to illustrate the uncertainty regarding the outcome of a variable, in this case GDP. We use the 0.6 and 0.7 fan chart paths for the upside scenarios, and the 0.3 path for Downside 1. However, for Downside 2 we use a blend of the Downside 1 scenario and the recession of the early 1980s as this recession was less extreme than the 2008/09 recession and more in line with what we think could happen. This means that in the longer run the GDP levels in our Downside 1 and 2 scenarios converge. In order to ensure that Downside 2 is kept consistent with any changes to the OBR fan charts, we calculate the Downside 2 GDP by taking the percentage difference between Downside 2 and Downside 1 GDP in the original forecast, and applying this difference to the new Downside 1.

Once the GDP paths have been forecast, we run them through the Oxford Global Economic Model (OGEM) to derive the other macroeconomic variables, such as unemployment and house prices, and then impose the Bank Rate for each scenario. The forecasting period for GDP is 5 years and then we revert back to the average trend growth over 3 years based on the OBR’s long-run GDP forecast.

The annual growth rates over the 5 year forecast for each of our scenarios are:

	Upside 2	Upside 1	Base case	Downside 1	Downside 2
Assumption	%	%	%	%	%
House price index(1)	3.40	2.30	2.00	(2.00)	(9.50)
GDP(1)	2.50	2.10	1.60	0.70	0.30
Unemployment rate	2.80	3.80	4.30	6.90	8.60
Interest rate	1.00	1.25	1.50	2.50	2.25

(1)	Compound annual growth rate

To determine our initial scenario probability weightings, we give the highest weight to the base case, whilst the extreme scenarios typically attract lower weights than the more moderate ones. In addition, due to the current economic position and policy concerns evidenced by the PRA and Financial Policy Committee (FPC), and due to political concerns we have applied a higher weighting to the downside scenarios. We consider this appropriate in light of the consensus view of future performance of the UK economy, including projections for GDP growth.

The probability weights we applied to the scenarios are:

Scenario type	Probability %
Upside 2	5
Upside 1	15
Base case	40
Downside 1	30
Downside 2	10

As part of our review of the scenarios and weights that we use, we performed statistical analysis to assess whether the scenarios and weights we use capture the non-linearity of losses implied by the results. The outcome of this analysis, which modelled a number of different scenarios, demonstrated that there is a non-linear relationship between the ECLs based on the GDP growth paths for individual scenarios. In addition, the trend line modelled showed that our base case, Downside 1 and Downside 2 scenarios provide a reasonable fit for the loss distribution.

Santander UK Group Holdings plc	73

Annual Report 2018 | Risk review

For our CIB portfolio, our approach was developed centrally by Banco Santander to ensure consistent treatment of these large and/or international counterparties across the organisation. For CIB, we use three scenarios (base, upside and downside). Similar to the UK scenarios, the base case uses the base scenario that has been developed and is used in other work that Banco Santander undertakes for planning and stress testing purposes. To develop the downside scenario, the path of GDP for each country is calculated using the distribution probability of GDP estimated using a Monte Carlo simulation. The path used is the one that falls into a percentile that sits half way between the baseline and global stress we use for our ICAAP. For the upside, the distribution probability of GDP is again used, for each country the GDP path is consistent with the symmetric percentile selected on the downside. This means that the scenarios maintain the asymmetry that comes with the probabilities of distribution.

The average annual growth rates over a 4 year forecast for each of the scenarios for our CIB portfolio are:

	Upside	Base case	Downside
Assumption	%	%	%
GDP	4.2	3.6	2.7

The probability weights we applied to the scenarios for our CIB portfolio are:

Scenario type	Probability %
Upside	20
Base case	60
Downside	20

We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three year planning processes, or sooner if there is a material change in current or expected economic conditions. We refresh all our economic scenarios each quarter to reflect the latest available data and OBR fan charts, which are then reviewed and approved by ALCO. Probability weights are reassessed by ALCO at least quarterly. We aim to avoid embedding new economic scenarios into our models on a quarter-end month. Instead, we aim to run the model with the new scenarios for two months before the quarter-end to ensure that we can fully validate the output.

Significant Increase in Credit Risk (SICR)

Loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual maturity of the loan, or behavioural term for revolving facilities. Loans which have not experienced a SICR are subject to 12 month ECL. We assess each facility’s credit risk profile to determine which of three stages to allocate them to:

–

Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12 month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months

–

Stage 2: when there has been a SICR since initial recognition, but no credit impairment has materialised. We apply a loss allowance equal to the lifetime ECL i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility

–

Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is required. The definition of default (credit impaired) we use to identify an exposure as Stage 3 or NPL are different, although the differences are not material. For more, see the section ‘Definition of default (Credit impaired)’ that follows. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.

We use a range of quantitative, qualitative and backstop criteria to identify exposures that have experienced a SICR. The Credit Risk Provisions Forum (CRPF) reviews and approves our SICR thresholds periodically. The Board Audit Committee reviews and approves them each year, or more often if we change them.

Quantitative criteria

We use quantitative criteria to identify where an exposure has increased in credit risk. The quantitative criteria we apply are based on whether any increase in the lifetime PD since the recognition date exceeds a set threshold both in relative and absolute terms. We base the value anticipated from the initial recognition on a similar set of assumptions and data to the ones we used at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since initial recognition. For each portfolio, the quantitative criteria are:

Retail Banking(1)
	Consumer (auto)	Other unsecured			Corporate &	Corporate &
Mortgages	finance(2)	Personal loans(2)	Credit cards	Overdrafts	Commercial Banking(2)	Investment Banking
30bps	300bps	400bps	340bps	260bps	400bps	Internal rating method

(1)   In Business banking, for larger customers we apply the same criteria that we use for Corporate & Commercial Banking.

(2)   Consumer (auto) finance, Personal loans and Corporate & Commercial Banking use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison.

We also apply a relative threshold of 100% (doubling the PD) across all portfolios except CIB.

Qualitative criteria

We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of any changes in PD. For each portfolio, the qualitative criteria are:

Retail Banking(1)
	Consumer (auto)	Other unsecured			Corporate &	Corporate &
Mortgages	finance	Personal loans	Credit cards	Overdrafts	Commercial Banking	Investment Banking
In forbearance Default in last 24m	In forbearance Deceased or Insolvent	In Collections Default in last 12m	In forbearance Default in last 12m	Fees suspended Default in last 12m	In forbearance Watchlist – proactive management	Watchlist – proactive management
>30 Days past due (DPD) in last 12m	Court ‘Return of goods’ order or Police watchlist	NPL in last 12m	In Collections	Debit dormant >35 days	NPL in last 12m
Bankrupt	Agreement terminated				Default at proxy origination
£100+ arrears	Payment holiday	£50+ arrears	£100+ arrears	Any excess in month
	Cash Collection		Behaviour score <565

(1)	In Business banking, for larger customers we apply the same criteria that we use for Corporate & Commercial Banking.

Backstop criteria

As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 days past due) relating to either a SICR or default.

74	Santander UK Group Holdings plc

> Credit risk

Improvement in credit risk or cure

In some cases, instruments with a lifetime ECL (in Stage 2 or 3) may be transferred back to 12 month ECL (Stage 1). Financial assets in Stage 3 can only be transferred to Stage 2 or Stage 1 when they are no longer considered to be credit impaired, as defined in the next section. Financial assets in Stage 2 can only be transferred to Stage 1 when they are no longer considered to have experienced a SICR. Where we identified a SICR using quantitative criteria, the instruments automatically transfer back to Stage 1 when the original PD-based transfer criteria are no longer met. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before the instruments can be reclassified to Stage 1. For a loan in forbearance to cure, it must meet the exit conditions set out in the earlier section ‘Forbearance’.

Definition of default (Credit impaired)

We define a financial instrument as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt they can keep up with their payments i.e. they are unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail Banking

–   They have been reported bankrupt or insolvent

–   Their loan term has ended, but they still owe us money more than three months later

–   They have had forbearance while in default, but have not caught up with the payments they had missed before that, or they have had multiple forbearance

–   We have suspended their fees and interest because they are in financial difficulties

–   We have repossessed the property.

Other business segments: Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre

–   They have had a winding up notice issued, or something happens that is likely to trigger insolvency – such as, another lender calls in a loan

–   Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract

–   They have regularly missed or delayed payments, even though they have not gone over the three-month limit for default

–   Their loan is unlikely to be refinanced or repaid in full on maturity

–   Their loan has an excessive LTV that is unlikely to be resolved, such as by a change in planning policy, pay-downs, or increases in market values.

Where we use the advanced internal ratings-based basis for a portfolio in our capital calculations, we use the same default definitions for ECL purposes. We review and approve the definition of default each quarter. The Board Audit Committee reviews and approves the definition each year, or more often if we change it.

Definition of default used for NPL

The definition of default we use to identify NPLs is not significantly different to the definition of default we use to identify Stage 3 exposures. The only difference relates to mortgages. For NPL, we classify a mortgage customer as bankrupt for at least two years after first being declared bankrupt before we reassess their position. For Stage 3, the equivalent period is at least seven years before we reassess their position.

Measuring ECL

For accounts not in default at the reporting date, we estimate a monthly ECL for each exposure and for each month over the forecast period. The lifetime ECL is the sum of the monthly ECLs over the forecast period, while the 12-month ECL is limited to the first 12 months. We calculate each monthly ECL as the discounted value for the relevant forecast month of the product of the following factors:

Factor	Description
Survival rate (SR)	The probability that the exposure has not closed or defaulted since the reporting date.
PD	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
EAD	The amount we expect to be owed if a default event was to occur. We determine EAD for each month of the forecast period by the expected payment profile, which varies by product type. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments on Stage 1 accounts that the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an off-balance sheet element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product type and base them on analysis of recent default data.
LGD

Our expected loss if a default event were to occur. We express it as a percentage and calculate it as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.

We use the original effective interest rate as the discount rate. For accounts in default, we use the EAD as the reporting date balance. We also calculate an LGD to reflect the default status of the account, considering the current DPD and loan to value. PD and SR are not required for accounts in default.

Forecast period

We base the forecast period for amortising facilities on the remaining contractual term. For revolving facilities, we use an analytical approach based on the behavioural, rather than contractual, characteristics of the facility type. In some cases, we shorten the period to simplify the calculation. If we do this, we apply a post model adjustment to reflect our view of the full lifetime ECL.

Forward-looking information

Our assessments of a SICR and the calculation of ECL both incorporate forward-looking information. We perform historical analysis and identify the key economic variables that impact credit risk and ECL for each portfolio. These can include GDP, house prices and unemployment. Where applicable, we incorporate these economic variables and their associated impacts into our models.

Grouping of instruments for losses measured on a collective basis

We measure ECL at the individual financial instrument level. However, we typically group instruments and assess them for impairment collectively where they share risk characteristics (as described in Retail Banking – credit risk management) using one or more statistical models. Where we have used internal capital or similar models as the basis for our IFRS 9 models, this typically results in a large number of relatively small homogenous groups which are determined by the permutations of the underlying characteristics in the statistical models. We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.

Santander UK Group Holdings plc	75

Annual Report 2018 | Risk review

Management judgement applied in calculating ECL

IFRS 9 recognises that expert management judgement is an essential part of calculating ECL. Specifically, where the historical information that we use in our models does not reflect current or future expected conditions or the data we have does not cover a sufficient period or is not robust enough. We consider the significant management judgements in calculating ECL to be:

–

Definition of default: We define a financial instrument as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt they can keep up with their payments. The data we have on customers varies across our business segments.

–

Forward-looking multiple economic scenarios: We use five scenarios, consisting of a central base case, two upside scenarios and two downside scenarios except for our CIB portfolio, where we use three scenarios – a central and a single upside and downside scenario. This symmetry meets the ‘unbiased’ requirement and we consider these scenarios sufficient to account for any non-linear relationships.

–

Probability weights: In determining the initial scenario probability weightings, we assign the highest probability to the base case, whilst the extreme cases typically attract lower probabilities than the more moderate ones.

–

SICR thresholds: We use a combination of quantitative (both absolute and relative), qualitative and backstop criteria to identify exposures that we consider have shown a SICR since initial recognition.

–

Post Model Adjustments: These relate to adjustments which we need to account for identified model limitations – such as those that have arisen due to challenges in obtaining historical data. We expect these to gradually become redundant as we build up more comparative data over future reporting periods. We also apply temporary adjustments for immaterial portfolio exposures still needing ECL models to be built.

Post Model Adjustments (PMAs)

The most significant PMAs that we apply are:

–

Interest-only maturity default risk: When an interest-only mortgage reaches contractual maturity and the capital payment becomes due, there is a risk that the customer won’t be able to repay the full capital balance. Our model estimates the likelihood of a customer missing a monthly payment, rather than the capital repayment. We hold an incremental provision to address the risk of default on capital repayments on maturity. We use historical evidence of loss experience to estimate the adjustment. At 31 December 2018, this increased ECL by £69m (1 January 2018: £74m).

–

Buy-to-Let: Historical data shows that the risk of default on a buy-to-let mortgage is higher than on a residential mortgage particularly in a downturn. However, our IFRS 9 models have been calibrated over a period of favourable and relatively benign economic conditions during which our buy-to-let mortgage portfolio has continued to grow with limited loss events. To avoid underestimating ECL in an economic downturn, we adjust the loss allowance for our BTL accounts to increase the ECL. We use market data from the last economic crisis to estimate the adjustment. At 31 December 2018, this increased ECL by £20m (1 January 2018: £15m).

–

Long-term indeterminate arrears: To mitigate the risk of model underestimation, accounts in arrears which have neither repaid (cured) or been written-off after a period of 2 years for unsecured or 5 years for secured portfolios, are fully provided for. For our secured portfolios, we use expected security valuations at the point of repossession to estimate the adjustment. At 31 December 2018, we only needed to make an adjustment for mortgages, and this increased ECL by £23m (1 January 2018: £25m).

The CRPF and the Board Audit Committee review and approve changes in all key management judgements at least each quarter. The creation of new PMAs is a joint responsibility between the Risk Provisions & Forecasting team, as model owners who may identify issues with the historical data, and the Financial Accounting & Control Division, who may identify changes in portfolio or credit quality performance.

We use a range of methods to identify whether we need a PMA. These include regular review of model monitoring tools, end-user computing controls monitoring, period-to-period movement and trend analysis, comparison against forecasts, and input from expert teams who monitor and manage key portfolio risks. We only recognise a PMA if the ECL is over £1m. We keep PMAs in place until we no longer need them. This will typically be when they are built into our core credit model or the conditions that impacted the historical data no longer exist.

The Risk Provisions & Forecasting team calculates PMAs to ensure they are incremental to the core credit model and to ensure the calculation is performed in a consistent and controlled manner. We apply standard end-user computing controls to material and long-standing PMAs i.e. those expected to be in place for more than six months. Our Independent Validations Team may also review material PMAs at their discretion. The CRPF approves all new PMAs. It delegates authority to approve temporary PMAs not expected to last beyond a quarter-end to the Director of Financial Accounting & Control. The Financial Accounting & Control Division reviews all new PMAs to ensure they comply with IFRS 9. We record all PMAs on a central log maintained by the Financial Accounting & Control Division which documents the justification, IFRS 9 compliance assessment, expected life, recalibration frequency, calculation methodology and value of each PMA. The CRPF reviews and approves the log each quarter.

Governance around ECL impairment allowances

Our Risk Methodology team developed our ECL impairment models (except for the OGEM), and all material models are independently reviewed by our Independent Validations Team. As model owners, our Risk Provisioning & Forecasting team run the models to calculate our ECL impairment allowances each month. The models are sensitive to changes in credit conditions, and reflect various management judgements that give rise to measurement uncertainty in our reportable ECL as set out above. The following committees and forums review the provision drivers and ensure that the management judgements we apply remain appropriate:

–	Model Risk Control Forum reviews and approves new models and required model changes.
–	ALCO reviews and approves the economic scenarios and probability weights we use to calculate forward-looking scenarios.
–	CRPF reviews management judgements and approves ECL impairment allowances.
–	Board Audit Committee reviews and challenges the appropriateness of the estimates and judgements made by management.

For more on the governance around specific elements of the ECL impairment allowances, including the frequency of, and thresholds for, reviews, including by these committees and forums, see the detailed sections above.

How we assess the performance of our ECL estimation process

We assess the reasonableness of our ECL provisions and the results of our Staging analysis using a range of methods. These include:

–	Benchmarking: we compare our coverage levels with our peers.
–	Stand-back testing: we monitor the level of our coverage against actual write-offs.
–	Back-testing: we compare key drivers periodically as part of model monitoring practices.
–	Monitoring trends: we track ECL and Staged assets over time and against our internal budgets and forecasts, with triggers set accordingly.

76	Santander UK Group Holdings plc

> Credit risk

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

The introduction of IFRS 9

As set out in Note 44 ‘Transition to IFRS 9’ in the Consolidated Financial Statements, IFRS 9 replaced IAS 39 on 1 January 2018. IFRS 9 introduced a new impairment methodology and rules around classification and measurement of financial assets. As a result of the change from IAS 39 to IFRS 9, some 2018 disclosures in this section are not comparable with prior periods because the methodologies for calculating incurred losses under IAS 39 and ECLs under IFRS 9 are fundamentally different. This means that some IFRS 9 disclosures do not have prior period comparatives and some IAS 39 disclosures are no longer relevant from 1 January 2018. We have included comparative tables at 1 January 2018 reflecting the adoption of IFRS 9, where available and appropriate.

Our maximum and net exposure to credit risk

The tables below show the main differences between our maximum and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate our exposure. The tables only show the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 (2017: IAS 39) are applied.

For balance sheet assets, the maximum exposure to credit risk is the carrying value after impairment loss allowances. Off-balance sheet exposures are mortgage offers, guarantees, formal standby facilities, credit lines and other commitments. For off-balance sheet guarantees, the maximum exposure is the maximum amount that we would have to pay if the guarantees were called on. For formal standby facilities, credit lines and other commitments that are irrevocable over the life of the facility, the maximum exposure is the total amount of the commitment.

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral(1)
2018	Gross amounts £bn	Loss allowance(2) £bn	Net amounts £bn	Gross amounts £bn	Loss allowance(2) £bn	Net amounts £bn	Cash £bn	Non-cash £bn	Netting(3) £bn	Net exposure £bn
Cash and balances at central banks	24.2	–	24.2	–	–	–	–	–	–	24.2
Financial assets at amortised cost:
– Loans and advances to customers:(4)
– Loans secured on residential properties(5)	158.2	(0.2)	158.0	11.2	–	11.2	–	(164.1)	–	5.1
– Corporate loans	27.8	(0.2)	27.6	17.0	–	17.0	–	(20.2)	–	24.4
– Finance leases	6.8	(0.1)	6.7	0.2	–	0.2	(0.1)	(6.1)	–	0.7
– Other unsecured loans	7.6	(0.2)	7.4	11.6	(0.1)	11.5	–	–	–	18.9
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	2.0	–	2.0	–	–	–	–	(0.6)	–	1.4
– Total loans and advances to customers	202.4	(0.7)	201.7	40.0	(0.1)	39.9	(0.1)	(191.0)	–	50.5
– Loans and advances to banks	3.5	–	3.5	1.6	–	1.6	–	–	–	5.1
– Reverse repurchase agreements – non trading(6)	21.1	–	21.1	–	–	–	–	(18.4)	(2.7)	–
– Other financial assets at amortised cost	7.2	–	7.2	–	–	–	–	–	–	7.2
Total financial assets at amortised cost:	234.2	(0.7)	233.5	41.6	(0.1)	41.5	(0.1)	(209.4)	(2.7)	62.8
Financial assets at FVOCI
– Loans and advances to customers	0.1	–	0.1	0.1	–	0.1	–	–	–	0.2
– Debt securities	13.2	–	13.2	–	–	–	–	–	–	13.2
Total financial assets at FVOCI	13.3	–	13.3	0.1	–	0.1	–	–	–	13.4
Total	271.7	(0.7)	271.0	41.7	(0.1)	41.6	(0.1)	(209.4)	(2.7)	100.4

2017
Cash and balances at central banks	32.8	–	32.8	–			–	–	–	32.8
Loans and advances to customers:(4)(6)
– Advances secured on residential property(5)	155.4	(0.2)	155.2	12.4			–	(167.4)	–	0.2
– Corporate loans	30.9	(0.5)	30.4	17.1			–	(21.8)	–	25.7
– Finance leases	6.7	–	6.7	0.6			(0.1)	(5.8)	–	1.4
– Other unsecured loans	6.2	(0.2)	6.0	11.1			–	(0.1)	–	17.0
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1.2	–	1.2	–			–	–	–	1.2
Total loans and advances to customers(6)	200.4	(0.9)	199.5	41.2			(0.1)	(195.1)	–	45.5
Loans and advances to banks(6)	3.5	–	3.5	1.6			–	–	–	5.1
Reverse repurchase agreements – non trading(6)	2.6	–	2.6	–			–	(2.5)	–	0.1
Financial investments:
– Loans and receivables securities(4)	2.2	–	2.2	0.7			–	–	–	2.9
– Available–for–sale debt securities	8.8	–	8.8	–			–	–	–	8.8
– Held–to–maturity debt securities	6.5	–	6.5	–			–	–	–	6.5
Total financial investments	17.5	–	17.5	0.7			–	–	–	18.2
Total	256.8	(0.9)	255.9	43.5			(0.1)	(197.6)	–	101.7

(1)

The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.

(2)

Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for 2018 they are on an ECL basis per IFRS 9. The loss allowance for off–balance sheet assets is classified in the balance sheet in provisions – other liabilities.

(3)

We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Other business segments – credit risk management’ section.

(4)	Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
(5)

The collateral value we have shown against advances secured on residential property is limited to the balance of each associated individual loan. It does not include the impact of over–collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.

(6)

From 1 January 2018, the non-trading reverse repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are re-presented accordingly.

Santander UK Group Holdings plc	77

Annual Report 2018 | Risk review

The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset	Collateral(1)
	gross				Net
	amount	Cash	Non-cash	Netting(2)	exposure
2018	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL
– Derivative financial instruments	5.3	–	(2.1)	(0.9)	2.3
– Other financial assets at FVTPL	6.1	–	(2.3)	–	3.8
Total	11.4	–	(4.4)	(0.9)	6.1

2017
Financial assets designated at fair value
– Trading assets:
– Securities repurchased under resale agreements	8.9	–	(8.5)	(0.4)	–
– Debt securities	5.2	–	–	–	5.2
– Cash collateral	6.2	–	–	–	6.2
– Short–term loans	0.7	–	–	–	0.7
– Total trading assets	21.0	–	(8.5)	(0.4)	12.1
– Derivative financial instruments	19.9	(2.8)	–	(14.8)	2.3
– Financial assets designated at fair value:
– Loans and advances to customers	1.6	–	(1.6)	–	–
– Debt securities	0.5	–	–	–	0.5
Total financial assets designated at fair value	2.1	–	(1.6)	–	0.5
Total	43.0	(2.8)	(10.1)	(15.2)	14.9

(1)

The forms of collateral we take to reduce credit risk include: liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables.

(2)

We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Other business segments – credit risk management’ section.

Single credit rating scale (unaudited)

In the table below, we have used a single rating scale to ensure we are consistent across all our credit risk portfolios in how we report the risk of default. It has eight grades for non–defaulted exposures, from 9 (lowest risk) to 2 (highest risk). We define each grade by an upper and lower PD value and we scale the grades so that the default risk increases by a factor of ten every time the grade number drops by two steps. For example, grade 9 has an average PD of 0.010%, and grade 7 has an average PD of 0.100%. We give defaulted exposures a grade 1 and a PD value of 100%. In the final column of the table we show the approximate equivalent credit rating grade used by Standard & Poor’s Ratings Services (S&P).

	PD range
	Mid	Lower	Upper
Santander UK risk grade	%	%	%	S&P equivalent
9	0.010	0.000	0.021	AAA to AA+
8	0.032	0.021	0.066	AA to AA–
7	0.100	0.066	0.208	A+ to BBB
6	0.316	0.208	0.658	BBB– to BB
5	1.000	0.658	2.081	BB–
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B–
2	31.623	20.811	99.999	CCC to C
1 (Default)	100.000	100.000	100.000	D

The PDs in the table above are based on Economic Capital (EC) PD mappings which are calculated based on the average probability of default over an economic cycle. This is different to the IFRS 9 PDs which are calculated at a point in time using forward looking economic scenarios. Where possible, the EC PD values are largely aligned to the regulatory capital models however any regulatory floors are removed and PDs are defined at every possible rating rather than categorised into rating buckets.

78	Santander UK Group Holdings plc

> Credit risk

Rating distribution

The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 (2017: IAS 39) are applied. For more on the credit rating profiles of key portfolios, see the ‘Credit risk – Retail Banking’ and ‘Credit risk – other business segments’ sections.

	Santander UK risk grade
2018	9 £bn	8 £bn	7 £bn	6 £bn	5 £bn	4 £bn	3 to 1 £bn	Other(1) £bn	Loss allowance(2) £bn	Total £bn
Cash and balances at central banks	24.2	–	–	–	–	–	–	–	–	24.2
– Stage 1	24.2	–	–	–	–	–	–	–	–	24.2
Financial assets at amortised cost:
– Loans and advances to customers(3)	10.0	27.5	72.4	51.6	20.3	11.4	6.3	2.9	(0.7)	201.7
– Stage 1	10.0	27.5	72.2	50.3	17.6	6.9	1.1	2.8	(0.1)	188.3
– Stage 2	–	–	0.2	1.3	2.7	4.5	2.8	0.1	(0.3)	11.3
– Stage 3	–	–	–	–	–	–	2.4	–	(0.3)	2.1
– Loans and advances to banks	0.9	0.2	1.4	–	–	–	–	1.0	–	3.5
– Stage 1	0.9	0.2	1.4	–	–	–	–	1.0	–	3.5
– Reverse repo agreements – non trading(4)	15.2	3.8	1.3	0.4	–	–	–	0.4	–	21.1
– Stage 1	15.2	3.8	1.3	0.4	–	–	–	0.4	–	21.1
– Other financial assets at amortised cost	7.2	–	–	–	–	–	–	–	–	7.2
– Stage 1	7.2	–	–	–	–	–	–	–	–	7.2
Total financial assets at amortised cost	33.3	31.5	75.1	52.0	20.3	11.4	6.3	4.3	(0.7)	233.5
Financial assets at FVOCI:	6.6	5.8	0.7	–	–	–	–	0.2	–	13.3
– Stage 1	6.6	5.8	0.7	–	–	–	–	0.2	–	13.3
Total on balance sheet exposures	64.1	37.3	75.8	52.0	20.3	11.4	6.3	4.5	(0.7)	271.0

Off–balance sheet exposures	0.7	8.0	8.9	9.0	5.4	1.3	0.5	7.9	(0.1)(5)	41.6
– Stage 1	0.7	8.0	8.9	8.9	5.3	1.2	0.3	7.9	(0.1)	41.1
– Stage 2	–	–	–	0.1	0.1	0.1	0.1	–	–	0.4
– Stage 3	–	–	–	–	–	–	0.1	–	–	0.1

Total	64.8	45.3	84.7	61.0	25.7	12.7	6.8	12.4	(0.8)	312.6

2017
Cash and balances at central banks	31.8	–	–	–	–	–	–	1.0	–	32.8
Loans and advances to banks	1.3	0.2	0.7	–	–	–	–	1.3	–	3.5
Loans and advances to customers:(3)
– Loans secured on residential property	3.2	26.7	75.2	35.2	6.2	4.5	4.4	–	(0.2)	155.2
– Corporate loans	1.7	5.1	2.1	4.6	9.6	5.1	1.5	1.3	(0.5)	30.5
– Finance leases	–	–	0.4	1.3	2.0	1.8	1.1	0.1	(0.1)	6.6
– Other unsecured loans	–	0.1	0.8	1.6	1.6	0.7	0.5	0.9	(0.2)	6.0
– Amounts due from fellow Banco Santander group subsidiaries and JVs	–	–	–	–	–	–	–	1.2	–	1.2
Total loans and advances to customers	4.9	31.9	78.5	42.7	19.4	12.1	7.5	3.5	(1.0)	199.5
Reverse repo agreements – non trading(4)	–	1.5	0.4	0.4	–	–	–	0.1	–	2.4
Financial investments:
– Loans and receivables securities(2)	1.9	0.1	0.2	–	–	–	–	–	–	2.2
– Available–for–sale debt securities	6.5	1.9	0.4	–	–	–	–	–	–	8.8
– Held–to–maturity debt securities	6.5	–	–	–	–	–	–	–	–	6.5
Total financial investments	14.9	2.0	0.6	–	–	–	–	–	–	17.5
Total	52.9	35.6	80.2	43.1	19.4	12.1	7.5	5.9	(1.0)	255.7

(1)	Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for 2018 they are on an ECL basis per IFRS 9.
(3)	Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(4)

From 1 January 2018, the non-trading repurchase agreements and non-trading reverse repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are re-presented accordingly.

(5)

The total rounds to £0.1bn and is split across all three Stages. In this table, it has been allocated in full to Stage 1 for presentational purposes. For the full detail, see the ‘IFRS 9 Credit Quality’ section.

Santander UK Group Holdings plc	79

Annual Report 2018 | Risk review

Credit performance

The customer loans in the tables below and in the remainder of the ‘Credit risk’ section are presented differently from the balances in the Consolidated Balance Sheet. The main difference is that customer loans exclude interest we have accrued but not charged to customers’ accounts yet.

2018	Customer loans £bn	NPLs(1)(2) £m	NPL ratio(3) %	Gross write– offs £m	Loss allowances(4) £m
Retail Banking:	172.8	2,126	1.23	182	594
– of which mortgages	158.0	1,907	1.21	18	237
Corporate & Commercial Banking	17.7	264	1.49	97	182
Corporate & Investment Banking	4.6	–	–	252	18
Corporate Centre	4.8	18	0.38	3	13
	199.9	2,408	1.20	534	807

2017
Retail Banking:	168.7	2,104	1.25	195	491
– of which mortgages	154.7	1,867	1.21	22	225
Corporate & Commercial Banking	19.4	383	1.97	35	195
Corporate & Investment Banking	6.0	340	5.67	–	236
Corporate Centre	6.2	21	0.34	23	18
	200.3	2,848	1.42	253	940

Of which: Corporate lending
2018	24.1	353	1.46	364	253
2017	27.3	838	3.07	56	485

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	All NPLs (excluding personal bank accounts) continue accruing interest.
(3)	NPLs as a percentage of customer loans.
(4)	Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for 2018 they are on an ECL basis per IFRS 9. The ECL allowance is for both on and off–balance sheet exposures.

Corporate lending comprises the business banking portfolio of our Retail Banking segment, and our Corporate & Commercial Banking and Corporate & Investment Banking segments.

2018 compared to 2017 (unaudited)

Our financial results now reflect the changes in the statutory perimeter, following the ring-fence transfers of activities to Banco Santander London Branch. Prior periods have not been restated. The NPL ratio improved 22bps to 1.20%, with credit quality remaining strong supported by our prudent approach to risk, proactive management actions and the ongoing resilience of the UK economy. The improvement was also driven by the write-off of the Carillion plc exposures.

–	The Retail Banking NPL ratio decreased to 1.23%. Retail Banking loan loss allowances increased from the application of IFRS 9.
–	The Corporate & Commercial Banking NPL ratio improved to 1.49%, largely due to a number of small loans which were written-off, without material concentrations across sectors or portfolios.
–	CIB had no loans in non-performance, predominantly driven by the loans write-off for Carillion plc and another CIB customer, both of which moved to non-performing in 2017.
–	The Corporate Centre NPL ratio increased slightly to 0.38%.

For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other business segments – credit risk review’ sections.

80	Santander UK Group Holdings plc

> Credit risk

IFRS 9 credit quality

Total on-balance sheet exposures at 31 December 2018 comprise £199.9bn of customer loans, L&A to banks of £3.5bn (reported in CIB) and £28.4bn of sovereign assets measured at amortised cost, £13.3bn of assets measured at FVOCI, and £24.2bn of cash and balances at central banks (all reported in Corporate Centre).

			Stage 2
31 December 2018	(unaudited) Average PD(1) %	Stage 1 £m	≤ 30 DPD £m	>30 DPD £m	Sub total £m	Stage 3(2) £m	Total £m
Exposures
On-balance sheet
Retail Banking	0.53	160,212	9,375	949	10,324	2,211	172,747
– of which mortgages	0.48	146,619	8,466	890	9,356	1,982	157,957
Corporate & Commercial Banking	0.92	16,394	1,044	–	1,044	264	17,702
Corporate & Investment Banking	0.36	29,177	78	–	78	–	29,255
Corporate Centre	0.14	49,368	122	11	133	16	49,517
Total on-balance sheet		255,151	10,619	960	11,579	2,491	269,221
Off–balance sheet
Retail Banking(3)		22,819	196	–	196	43	23,058
– of which mortgages(3)		11,120	76	–	76	17	11,213
Corporate & Commercial Banking		4,939	182	–	182	12	5,133
Corporate & Investment Banking		12,923	56	–	56	26	13,005
Corporate Centre		531	–	–	–	–	531
Total off–balance sheet(4)		41,212	434	–	434	81	41,727
Total exposures		296,363	11,053	960	12,013	2,572	310,948

ECL
On-balance sheet
Retail Banking		84	217	39	256	228	568
– of which mortgages		10	98	20	118	106	234
Corporate & Commercial Banking		31	26	–	26	111	168
Corporate & Investment Banking		1	1	–	1	–	2
Corporate Centre		5	3	–	3	5	13
Total on-balance sheet		121	247	39	286	344	751
Off–balance sheet
Retail Banking		12	13	–	13	1	26
– of which mortgages		2	1	–	1	–	3
Corporate & Commercial Banking		6	6	–	6	2	14
Corporate & Investment Banking		4	2	–	2	10	16
Total off–balance sheet		22	21	–	21	13	56
Total ECL		143	268	39	307	357	807

Coverage ratio(5)		%	%	%	%	%	%
On-balance sheet
Retail Banking		0.1	2.3	4.1	2.5	10.3	0.3
– of which mortgages		–	1.2	2.2	1.3	5.3	0.1
Corporate & Commercial Banking		0.2	2.5	–	2.5	42.0	0.9
Corporate & Investment Banking		–	1.3	–	1.3	–	–
Corporate Centre		–	2.5	–	2.3	31.3	–
Total on-balance sheet		–	2.3	4.1	2.5	13.8	0.3
Off–balance sheet
Retail Banking		0.1	6.6	–	6.6	2.3	0.1
– of which mortgages		–	1.3	–	1.3	–	–
Corporate & Commercial Banking		0.1	3.3	–	3.3	16.7	0.3
Corporate & Investment Banking		–	3.6	–	3.6	38.5	0.1
Total off-balance sheet		0.1	4.8	–	4.8	16.0	0.1
Total coverage		–	2.4	4.1	2.6	13.9	0.3

(1)

Average IFRS 9 PDs are 12-month, scenario-weighted PDs. Weighted averages are determined using EAD for the first year. Financial assets in default are excluded from the calculation, given they are allocated a PD of 100%.

(2)

Stage 3 exposures under IFRS 9 and NPLs used in our NPL ratio metric are subject to different criteria. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.

(3)	Off-balance sheet exposures include £5.2bn of retail mortgage offers in the pipeline.
(4)	Off-balance sheet amounts consist of contingent liabilities and commitments. For more see Note 32 to the Consolidated Financial Statements.
(5)	ECL as a percentage of the related exposure.

Stage 2 analysis

Exposure
31 December 2018	£m
Currently in arrears	960
Currently up–to–date:
– PD deterioration	8,509
– Other(1)	2,544
Total Stage 2	12,013

(1)	Mainly due to forbearance.

Santander UK Group Holdings plc	81

Annual Report 2018 | Risk review

Total on-balance sheet exposures at 1 January 2018 comprise £200.3bn of customer loans, L&A to banks of £3.5bn (reported in CIB) and £11.3bn of sovereign assets measured at amortised cost, £8.9bn of assets measured at FVOCI, and £32.8bn of cash and balances at central banks (all reported in Corporate Centre).

	(unaudited)		Stage 2
1 January 2018	Average PD(1) %	Stage 1 £m	≤ 30 DPD £m	>30 DPD £m	Sub total £m	Stage 3(2) £m	Total £m
Exposures
On-balance sheet
Retail Banking	0.61	155,845	9,537	1,120	10,657	2,222	168,724
– of which mortgages	0.55	142,940	8,765	991	9,756	1,986	154,682
Corporate & Commercial Banking	0.79	18,362	575	71	646	383	19,391
Corporate & Investment Banking	0.17	11,684	93	–	93	340	12,117
Corporate Centre	0.07	56,325	172	38	210	20	56,555
Total on-balance sheet		242,216	10,377	1,229	11,606	2,965	256,787
Off–balance sheet
Retail Banking(3)		23,133	223	5	228	41	23,402
– of which mortgages(3)		12,215	126	2	128	18	12,361
Corporate & Commercial Banking		4,055	211	9	220	5	4,280
Corporate & Investment Banking		14,899	16	–	16	32	14,947
Corporate Centre		830	40	–	40	–	870
Total off–balance sheet(4)		42,917	490	14	504	78	43,499
Total exposures		285,133	10,867	1,243	12,110	3,043	300,286

ECL
On-balance sheet
Retail Banking		97	206	28	234	266	597
– of which mortgages		20	113	16	129	121	270
Corporate & Commercial Banking		38	17	8	25	173	236
Corporate & Investment Banking		8	–	–	–	242	250
Corporate Centre		7	2	2	4	8	19
Total on-balance sheet		150	225	38	263	689	1,102
Off-balance sheet
Retail Banking		13	13	–	13	2	28
– of which mortgages		–	2	–	2	–	2
Corporate & Commercial Banking		5	8	–	8	–	13
Corporate & Investment Banking		8	–	–	–	–	8
Total off-balance sheet		26	21	–	21	2	49
Total ECL		176	246	38	284	691	1,151

Coverage ratio(5)		%	%	%	%	%	%
On-balance sheet
Retail Banking		0.1	2.2	2.5	2.2	12.0	0.4
– of which mortgages		–	1.3	1.6	1.3	6.1	0.2
Corporate & Commercial Banking		0.2	3.0	11.3	3.9	45.2	1.2
Corporate & Investment Banking		0.1	–	–	–	71.2	2.1
Corporate Centre		–	1.2	5.3	1.9	40.0	–
Total on-balance sheet		0.1	2.2	3.1	2.3	23.2	0.4
Off-balance sheet
Retail Banking		0.1	5.8	–	5.7	4.9	0.1
– of which mortgages		–	1.6	–	1.6	–	–
Corporate & Commercial Banking		0.1	3.8	–	3.6	–	0.3
Corporate & Investment Banking		0.1	–	–	–	–	0.1
Total off-balance sheet		0.1	4.3	–	4.2	2.6	0.1

Total coverage		0.1	2.3	3.1	2.3	22.7	0.4

(1)

Average IFRS 9 PDs are 12-month, scenario-weighted PDs. Weighted averages are determined using EAD for the first year. Financial assets in default are excluded from the calculation, given they are allocated a PD of 100%.

(2)

Stage 3 exposures under IFRS 9 and NPLs used in our NPL ratio metric are subject to different criteria. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.

(3)	Off-balance sheet exposures include £6.2bn of retail mortgage offers in the pipeline.
(4)	Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 32 to the Consolidated Financial Statements.
(5)	ECL as a percentage of the related exposure.

31 December 2018 compared to 1 January 2018 (unaudited)

Key movements in exposures and ECL in the year by Stage were:

–

The increase in Stage 1 exposures was largely driven by reverse repurchase agreements – non trading in CIB. As part of our ring-fencing implementation, reverse repurchase agreements – non trading are now accounted for at amortised cost, in line with our business model for managing these assets as part of our overall funding and liquidity plans. Previously, similar transactions were mainly classified as trading assets and accounted for at FVTPL. As the impairment requirements in IFRS 9 do not apply to FVTPL assets, they are not included in this table and the change in treatment led to an increase in the Stage 1 CIB exposures. Reverse repurchase agreements carry very low credit risk and the ECL at 31 December 2018 was not material. Stage 1 exposures also increased due to lending growth in mortgages. The increase was partially offset by a decrease in cash and balances at central banks (reported in Corporate Centre) for which the ECL was also not material, and transfers as part of our ring-fencing plans. Stage 1 ECLs decreased, reflecting our prudent approach to lending.

–	Stage 2 exposures and the corresponding ECLs were broadly unchanged from 1 January 2018, with a steady inflow and cure through proactive management action.
–

Stage 3 exposures decreased in part due to the write-off of the Carillion plc exposures and the corresponding ECL, alongside successful refinancing and restructuring of several large cases in Corporate & Commercial Banking, but also as a result of our prudent approach to risk, proactive management actions and the ongoing resilience of the UK economy.

82	Santander UK Group Holdings plc

> Credit risk

Reconciliation of exposures, loss allowance and net carrying amounts

The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet.

	On-balance sheet			Off-balance sheet
2018	Exposures £m	Loss allowance £m	Net carrying amount £m	Exposures £m	Loss allowance £m
Retail Banking	172,747	568	172,179	23,058	26
– of which mortgages	157,957	234	157,723	11,213	3
Corporate & Commercial Banking	17,702	168	17,534	5,133	14
Corporate & Investment Banking	29,255	2	29,253	13,005	16
Corporate Centre	49,517	13	49,504	531	–
Total exposures presented in IFRS 9 Credit Quality tables	269,221	751	268,470	41,727	56
Other items(1)			2,501
Adjusted net carrying amount			270,971
Assets classified at FVTPL			11,458
Non–financial assets			6,952
Total assets per the Consolidated Balance Sheet at 31 December 2018			289,381

(1)	These assets carry low credit risk and therefore have an immaterial ECL.

Movement in total exposures and the corresponding ECL

The following table shows changes in total exposures subject to ECL assessment, and the corresponding ECL, during the year. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Non-credit impaired				Credit impaired
	Stage 1 Subject to 12-month ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL		Total
	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2018	285,133	176	12,110	284	3,043	691	300,286	1,151
Change in economic scenarios(2)	–	4	–	(12)	–	(8)	–	(16)
Changes to model	–	(1)	–	2	–	(8)	–	(7)
Transfer to lifetime ECL (not–credit impaired)(3)	(4,190)	(11)	4,190	11	–	–	–	–
Transfer to credit impaired(3)	(445)	(8)	(603)	(23)	1,048	31	–	–
Transfer to 12–month ECL((3)	3,325	68	(3,325)	(68)	–	–	–	–
Transfer from credit impaired(3)	17	6	443	27	(460)	(33)	–	–
Transfers of financial instruments	(1,293)	55	705	(53)	588	(2)	–	–
Net remeasurement of ECL on stage transfer(4)	–	(63)	–	83	–	79	–	99
New assets originated or purchased(5)	85,933	43	1,087	34	19	13	87,039	90
Other(6)	(19,867)	(20)	(295)	(11)	52	170	(20,110)	139
Assets derecognised – closed good(7)	(53,543)	(51)	(1,594)	(20)	(474)	(44)	(55,611)	(115)
Assets derecognised – written off(7)	–	–	–	–	(656)	(534)	(656)	(534)
At 31 December 2018	296,363	143	12,013	307	2,572	357	310,948	807
Net movement in the year	11,230	(33)	(97)	23	(471)	(334)	10,662	(344)

Income statement charge/(release) for the year		(33)		23		200		190
Recoveries net of collection costs		–		–		(36)		(36)
Charge/(release) to the Income Statement		(33)		23		164		154

(1)	Exposures that have attracted an ECL, and as reported in the IFRS 9 Credit Quality table above.
(2)

Changes to assumptions from the start of the year to the end of the year. Isolates the impact on ECL from changes to the economic variables for each scenario, changes to the scenarios themselves as well as changes in the probability weights from all other movements. The impact of changes in economics on exposure Stage allocations are shown within Transfers of financial instruments.

(3)

Total impact of facilities that moved Stage(s) in the year. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the year. Transfers between each Stage are based on opening balances and ECL at the start of the period.

(4)	Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)

Exposures and ECL at reporting date of facilities that did not exist at the start of the year, but did at the end. Amounts in Stage 2 and 3 represent assets which have deteriorated during the year subsequent to origination in Stage 1.

(6)

Residual movements on facilities that did not change Stage in the year, and which were neither acquired nor purchased in the year. Includes the impact of changes in risk parameters in the year, repayments, draw downs on accounts open at the start and end of the year, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.

(7)	Exposures and ECL for facilities that existed at the start of the year, but not at the end.

Santander UK Group Holdings plc	83

Annual Report 2018 | Risk review

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

The tables below show our total exposures, which are the total of balance sheet and off–balance sheet values. We calculate balance sheet values in accordance with IFRS (i.e. after netting allowed under IAS 32) except for credit provisions which we add back. Off–balance sheet values are undrawn facilities and letters of credit. We classify location by country of risk – the country where each client has its main business or assets. That is unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile. If a client has operations in many countries, we use their country of incorporation. The tables below exclude balances with other Banco Santander companies. We show them separately in the ‘Balances with other Banco Santander companies’ section.

	2018								2017

			Financial institutions							Financial institutions

	Governments £bn	Government guaranteed £bn	Banks(1) £bn	Other £bn	Retail £bn	Corporate £bn	Total(2) £bn	Governments £bn	Government guaranteed £bn	Banks(1) £bn	Other £bn	Retail £bn	Corporate £bn	Total(2) £bn
Eurozone
Ireland	–	–	–	12.3	–	0.4	12.7	–	–	0.2	1.1	–	0.8	2.1
Italy	–	–	–	0.1	–	0.2	0.3	0.4	–	–	0.1	–	0.1	0.6
Spain (excl. Santander)	–	–	–	0.2	–	–	0.2	–	–	0.3	0.1	–	0.1	0.5
Portugal	–	–	–	–	–	–	–	–	–	0.1	–	–	–	0.1
France	–	–	1.0	–	–	–	1.0	–	0.3	2.0	0.2	–	2.2	4.7
Germany	–	–	1.6	–	–	–	1.6	–	–	2.8	–	–	0.1	2.9
Luxembourg	–	–	–	0.9	–	0.2	1.1	–	–	–	1.3	–	0.4	1.7
Other(3)	0.3	–	1.2	0.2	–	1.1	2.8	0.3	–	1.1	0.2	–	1.4	3.0
	0.3	–	3.8	13.7	–	1.9	19.7	0.7	0.3	6.5	3.0	–	5.1	15.6
Other countries
UK	32.1	–	4.3	16.3	194.2	37.5	284.4	44.7	–	9.1	13.0	191.3	42.9	301.0
US	1.1	–	1.5	1.5	–	0.3	4.4	6.3	0.1	8.2	2.3	–	0.1	17.0
Japan(4)	3.8	–	2.6	–	–	–	6.4	3.0	–	2.6	0.2	–	0.8	6.6
Switzerland	–	–	–	–	–	0.1	0.1	0.2	–	0.2	–	–	0.2	0.6
Denmark	–	–	0.2	–	–	0.5	0.7	–	–	0.1	–	–	0.4	0.5
Other	0.1	–	1.9	0.4	0.3	1.0	3.7	0.1	–	2.3	0.9	–	1.9	5.2
	37.1	–	10.5	18.2	194.5	39.4	299.7	54.3	0.1	22.5	16.4	191.3	46.3	330.9
Total	37.4	–	14.3	31.9	194.5	41.3	319.4	55.0	0.4	29.0	19.4	191.3	51.4	346.5

(1)	Excludes balances with central banks.
(2)

Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets. Loans are included gross of credit provisions.

(3)	Includes The Netherlands of £1.2bn (2017: £1.8bn), Belgium of £0.9bn (2017: £nil), Greece of £nil (2017: £nil).
(4)

Mainly equity instruments listed in Japan and reverse repos with Japanese banks, held as part of our Short Term Markets business. The equity exposures are hedged using derivatives and the additional reverse repos are fully collateralised.

2018 compared to 2017:

The increase in the Ireland exposure and the decrease in the US exposure are a result of ring-fencing.

Balances with other Banco Santander companies

We deal with other Banco Santander companies in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. This is done on the same terms as for similar transactions with third parties. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander companies. We also dealt with Banco Santander SA as part of our ring–fencing plans as described in Note 43 to the Consolidated Financial Statements. We conduct these activities in a way that manages the credit risk within limits acceptable to the PRA.

At 31 December 2018 and 2017, we had gross balances with other Banco Santander companies as follows:

	2018				2017

	Financial institutions				Financial institutions

	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	2.7	–	–	2.7	4.4	–	–	4.4
UK	–	2.0	–	2.0	–	1.3	–	1.3
	2.7	2.0	–	4.7	4.4	1.3	–	5.7
Liabilities
Spain	3.9	0.1	–	4.0	5.1	0.3	0.1	5.5
UK	–	1.0	–	1.0	0.1	0.2	0.1	0.4
Uruguay	0.2	–	–	0.2	0.1	–	–	0.1
Other <£100m	–	–	–	–	–	0.1	–	0.1
	4.1	1.1	–	5.2	5.3	0.6	0.2	6.1

We consider the dissolution of the eurozone and widespread redenomination of our euro–denominated assets and liabilities to be highly improbable. However, we have analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that would be implemented. It is not possible to predict what the total financial impact on us might be. Determining which balances would be legally redenominated is complex and depends on a number of factors, including the precise exit scenario. This is because the effects on contracts of a disorderly exit or one sanctioned under EU law may differ. We monitor these risks and have taken steps to mitigate them.

84	Santander UK Group Holdings plc

> Credit risk

Credit risk – Retail Banking

Overview

We offer a full range of retail products and services through our branches, the internet, digital devices and over the phone, as well as through intermediaries.

Retail Banking – credit risk management

In this section, we explain how we manage and mitigate credit risk.

Retail Banking – credit risk review

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

The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report our Jersey and Isle of Man branches in Corporate Centre rather than in Retail Banking as in previous years, as a result of their transfer from Santander UK plc to ANTS in 2018. See Note 2 for more information.

RETAIL BANKING – CREDIT RISK MANAGEMENT

In Retail Banking, our customers are individuals and small businesses. We have a high volume of customers and transactions and they share similar credit characteristics, such as their credit score or LTV. As a result, we manage our overall credit risk by looking at portfolios or groups of customers who share similar credit characteristics. Where we take this approach, we call them ‘standardised’ customers.

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

2. Assessment and origination

We undertake a thorough risk assessment to make sure a customer can meet their obligations before we approve a credit application. We do this mainly by looking at affordability and the customer’s credit profile:

Affordability

We take proportionate steps to make sure that the customer will be able to make all the repayments on the loan over its full term. As part of this, we assess the risk that they will not pay us back. We do this by a series of initial affordability and credit risk assessments. If the loan is secured, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. During 2018, for Unsecured Personal Loans and Credit Cards the affordability review was enhanced to include the stressing of accommodation costs on a proportionate basis. We regularly review the way we calculate affordability and refine it when we need to. This can be due to changes in regulations, the economy or our risk profile.

Credit profile

We look at each customer’s credit profile and signs of how reliable they are at repaying credit. When they apply, we use the data they give us, and:

–

Credit policy: these are our rules and guidelines. We review them regularly to make sure our decisions are consistent and fair, and align to the risk profile we want. For secured lending, we look at the property and the LTV as well as the borrower

–

Credit scores: based on statistics about the factors that make people fail to pay off debt. We use them to build models of what is likely to happen in the future. These models give a credit score to the customer for the loan they want, to show how likely it is to be repaid. We regularly review them

–	Credit reference agencies: data from credit reference agencies about how the borrower has handled credit in the past
–	Other Santander accounts: we look at how the customer is using their other accounts with us.

Santander UK Group Holdings plc	85

Annual Report 2018 | Risk review

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

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description
Residential mortgages	Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, we have the property valued. We have our own guidelines for surveyor valuations, which build on guidance from the Royal Institution of Chartered Surveyors (RICS). But we also make use of automated valuation methodologies where our confidence in the accuracy of this method is high.
Business banking	Includes secured and unsecured lending. We can take mortgage debentures as collateral if the business is incorporated. These are charges over a company’s assets. We can also take guarantees, but we do not treat them as collateral, and we do not put a cash value on them unless they are secured against a tangible asset. If a customer defaults, we work with them to consider debt restructuring options. We generally do not enforce our security over their assets except as a last resort. In which case we might appoint an administrator or receiver.
Consumer (auto) finance	Collateral is in the form of legal ownership of the vehicle for most consumer (auto) finance loans, with the customer being the registered keeper. Only a very small proportion of the consumer (auto) finance business is underwritten as a personal loan. In these cases there is no collateral or security tied to the loan. We use a leading vehicle valuation company to assess the LTV at the proposal stage.
Unsecured lending	Unsecured lending means there is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.

3. Monitoring

Our risk assessment does not end once we have made the decision to lend. We monitor credit risk across the credit risk lifecycle, mainly using IT systems. There are three main parts:

–	Behaviour scoring: we use statistical models that help to predict whether the customer will have problems repaying, based on data about how they use their accounts
–

Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models. We also buy services like proprietary scorecards or account alerts, which tell us as soon as the customer does something that concerns us, such as missing a payment to another lender

–	Other Santander accounts: every month, we also look at how the customer is using their other accounts with us, so we can identify problems early.

For secured lending, our monitoring also takes account of changes in property prices. We estimate the property’s current value every three months. We use statistical models based on recent sales prices and valuations in that local area. A lack of data can mean our confidence in the model’s valuation drops below a certain minimum level, and in that case we use the House Price Index (HPI) instead.

The way we use our monitoring to manage risk varies by product. For revolving credit facilities like credit cards and overdrafts, it might lead us to raise or lower credit limits. Our monitoring can also mean we change our minds about whether a product is still right for a customer. This can influence whether we approve a refinancing application. In these ways we can balance a customer’s needs and their ability to manage credit. If we find evidence that a customer is in financial difficulties, we contact them about arrears management including forbearance, which we explain in more detail below.

Our day-to-day retail credit risk monitoring relies on a mix of product, customer and portfolio performance measures as described above. However, changes in the wider UK macro-economy also have an impact on our retail portfolios. To reflect this, since 2017 we have used a Retail Risk Playbook tolerance framework to enhance our day-to-day risk monitoring. This is a formal, structured framework that sets out the macroeconomic variables that are most relevant to retail portfolio performance. We monitor these variables against the related forecasts that we have used in our business plans. If the economy deviates materially from our forecasts, we will formally review and reconsider our retail risk management policy and strategy. This framework remains in place and will continue to do so for as long as we consider is necessary.

4. Arrears management

We have several strategies for managing arrears and these can be used before the customer has formally defaulted, or as early as the day after a missed payment. We assess the problems a customer is having, so we can offer them the right help to bring their account up-to-date as soon as possible. The most common way to bring an account up-to-date is to agree an affordable repayment plan with the customer.

The strategy we use depends on the risk and the customer’s circumstances. We have a range of tools to help customers to reach an affordable and acceptable solution. This could mean visiting the customer, offering debt counselling by a third party, or paying off the debt using money from their other accounts with us, where we have the right to do so.

5. Debt recovery

When a customer cannot or will not keep to an agreement for paying off their arrears, we consider recovery options. We only do this once we have tried to get the account back in order. To recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court.

For secured retail loans (most of which are mortgages), we can delay legal action. That can happen if the customer shows that they will be able to pay off the loan or the arrears. We aim to repossess only as a last resort or if necessary to protect the property from damage or third party claims.

We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations on each property, as well as the estimated cost of selling it. These form the basis of our loss allowances calculations. Where we do enforce the possession of properties held as collateral, we use external agents to realise the value and settle the debt. During this process we do not own the property but we do administer the sale process. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with insolvency regulations.

86	Santander UK Group Holdings plc

> Credit risk

Loan modifications

Forbearance

If a customer lets us know they are having financial difficulty, we aim to come to an arrangement with them before they actually default. Their problems can be the result of losing their job, falling ill, a relationship breaking down, or the death of someone close to them.

Forbearance is mainly for mortgages and unsecured loans. We offer forbearance in line with our risk policies, and on a case-by-case basis to ensure we continue to lend responsibly and help customers be able to continue to afford their payments.

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

Term extension	We can extend the term of the loan, making each monthly payment smaller. At a minimum, we expect the customer to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term. We may offer this option if the customer is up-to-date with their payments, but showing signs of financial difficulties. For mortgages, the customer must also meet our policies for maximum loan term and age when they finish repaying (usually no more than 75).
Interest-only	In the past, if it was not possible or affordable for a customer to have a term extension, we may have agreed to let them pay only the interest on the loan for a short time – usually less than a year. We only agreed to this where we believed their financial problems were temporary and they were likely to recover. Since March 2015 we no longer provide this option. Instead, interest-only is only offered as a short-term standard collections arrangement. We now record any related shortfall in monthly payments as arrears and report them to the credit reference agencies. As a result, we no longer classify new interest-only arrangements agreed since March 2015 as forbearance. We continue to manage and report all interest-only arrangements offered before this date as forbearance.
Reduced payment arrangements	We can suspend overdraft fees and charges while the customer keeps to a plan to reduce their overdraft each month.

Other modifications

Apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer. These customers showed no signs of financial difficulties at the time, so we do not classify the contract changes as forbearance, and most of the loans were repaid without any problems. We do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers in insolvency or bankruptcy.

Risk measurement and control

Retail Banking involves managing large numbers of accounts, so it produces a huge amount of data. This allows us to take a more analytical and data intense approach to measuring risk. This is reflected in the wide range of statistical models we use across the credit risk lifecycle. We use:

–	Risk strategy and planning: econometric models
–	Assessment and origination: application scorecards, and attrition, pricing, loss allowance and capital models
–	Monitoring: behavioural scorecards and profitability models
–	Arrears management: models to estimate the proportion of cases that will result in possession (known as roll rates)
–	Debt recovery: recovery models.

We assess and review our loss allowances regularly and have them independently reviewed. We look at a number of factors, including the cash flow available to service debt. We also use an agency to value any collateral – mainly mortgages.

Santander UK Group Holdings plc	87

Annual Report 2018 | Risk review

RETAIL BANKING – CREDIT RISK REVIEW

Movement in total exposures and the corresponding ECL

The following table shows changes in total exposures subject to ECL assessment, and the corresponding ECL in the period. The footnotes to the Santander UK group level table on page 83 also apply to this table.

	Non-credit impaired				Credit impaired

	Stage 1 Subject to 12-month ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL		Total

	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2018	178,978	110	10,885	247	2,263	268	192,126	625
Change in economic scenarios(2)	–	(1)	–	(9)	–	(8)	–	(18)
Changes to model	–	(1)	–	2	–	1	–	2
Transfer to lifetime ECL (not-credit impaired)(3)	(3,407)	(7)	3,407	7	–	–	–	–
Transfer to credit impaired(3)	(403)	(7)	(569)	(22)	972	29	–	–
Transfer to 12-month ECL(3)	2,992	58	(2,992)	(58)	–	–	–	–
Transfer from credit impaired(3)	15	5	438	26	(453)	(31)	–	–
Transfers of financial instruments	(803)	49	284	(47)	519	(2)	–	–
Net remeasurement of ECL on stage transfer(4)	–	(54)	–	73	–	60	–	79
New assets originated or purchased(5)	33,366	26	670	26	15	11	34,051	63
Other(6)	(8,253)	(15)	(312)	(10)	97	104	(8,468)	79
Assets derecognised – closed good (7)	(20,257)	(18)	(1,007)	(13)	(390)	(23)	(21,654)	(54)
Assets derecognised – written off (7)	–	–	–	–	(250)	(182)	(250)	(182)
At 31 December 2018	183,031	96	10,520	269	2,254	229	195,805	594
Net movement in the year	4,053	(14)	(365)	22	(9)	(39)	3,679	(31)

Charge/(release) to the Income Statement		(14)		22		143		151
Recoveries net of collection costs		–		–		(27)		(27)
Income Statement charge/(release) for the year		(14)		22		116		124

RESIDENTIAL MORTGAGES

We offer mortgages to people who want to buy a property, and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small number of loans in the Isle of Man and Jersey.

2018 compared to 2017 (unaudited)

Credit risk is at very low levels historically. The benign credit environment has supported our customers and helped to reduce credit risk. From our experience we know that unemployment is one of the most important factors in defaults on mortgages, our biggest loan book. Whilst the UK market continues to show resilience, we are cautious on the outlook in light of recent economic uncertainty. Mortgage lending increased £3.3bn in 2018 (2017: £0.6bn), through a combination of well positioned service and product pricing, as well as our ongoing focus on customer retention. Mortgage gross lending was £28.8bn (2017: £25.5bn) and 78% of mortgages reaching the end of their incentive period were retained.

Borrower profile

In this table, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are external customers who are remortgaging with us.

	Stock				New business

	2018		2017		2018		2017

	£m	%	£m	%	£m	%	£m	%
Home movers	69,198	44	68,752	44	10,854	39	10,704	44
Remortgagers	51,272	32	50,424	33	9,237	34	8,065	33
First-time buyers	29,235	19	28,704	19	4,848	18	4,034	17
Buy-to-let	8,252	5	6,802	4	2,335	9	1,371	6
	157,957	100	154,682	100	27,274	100	24,174	100

In addition to the new business included in the table above, there were £27.2bn (2017: £26.0bn) of internal remortgages where we kept existing customers with maturing products on new mortgages. We also provided £1.5bn (2017: £1.3bn) of further advances and flexible mortgage drawdowns.

2018 compared to 2017 (unaudited)

The mortgage borrower mix remained broadly unchanged, reflecting underlying stability in target market segments, product pricing and distribution strategy. We helped 27,200 (2017: 24,000) first-time buyers purchase their new home with £4.8bn of gross lending (2017: £4.0bn).

88	Santander UK Group Holdings plc

> Credit risk

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	2018		2017

	£m	%	£m	%
Fixed rate	115,178	73	102,036	66
Variable rate	24,396	15	29,370	19
Standard Variable Rate (SVR)	18,383	12	23,276	15
	157,957	100	154,682	100

2018 compared to 2017 (unaudited)

The SVR balances, which includes balances relating to our Follow-on-Rate product, declined by £4.9bn (2017: £5.5bn). We continue to see increased customer refinancing into fixed rate products influenced by low mortgage rates and the competitive mortgage market.

Geographical distribution

The geographical distribution of our mortgage asset stock was:

	Stock		New business

	2018	2017	2018	2017

UK region	£bn	£bn	£bn	£bn
London	39.0	37.6	7.1	5.8
Midlands and East Anglia	21.1	20.6	3.8	3.4
North	22.2	22.2	3.4	3.0
Northern Ireland	3.4	3.6	0.2	0.2
Scotland	6.7	6.8	1.0	1.0
South East excluding London	48.7	47.2	9.0	8.2
South West, Wales and other	16.9	16.7	2.8	2.6
	158.0	154.7	27.3	24.2

Average loan size for new business			£’000	£’000
South East including London			270	260
Rest of the UK			150	146
UK as a whole			203	196

2018 compared to 2017 (unaudited)

The geographical distribution of the portfolio continued to represent a broad footprint across the UK, whilst maintaining a concentration around London and the South East, in line with the distribution of the population across the UK. The loan-to-income multiple of mortgage lending during the year, representing average earnings of new business at inception, was 3.24 (2017: 3.16).

Larger loans

The mortgage asset stock of larger loans was:

	South East including London		UK

	2018	2017	2018	2017

Individual mortgage loan size	£m	£m	£m	£m
<£0.25m	45,851	46,766	105,181	106,838
£0.25m to £0.50m	30,488	27,562	39,841	36,036
£0.50m to £1.0m	10,103	9,214	11,551	10,532
£1.0m to £2.0m	1,168	1,046	1,236	1,111
>£2.0m	146	163	148	165
	87,756	84,751	157,957	154,682

At 31 December 2018, there were 57 (2017: 64) individual mortgages greater than £2.0m. In 2018, there were 9 (2017: 13) new mortgages over £2.0m.

Loan-to-value analysis

This table shows the LTV distribution for our mortgage stock, NPL stock and new business. We use our estimate of the property value at the balance sheet date. We include fees that have been added to the loan in the LTV calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	2018			2017

		Of which:			Of which:

	Stock	NPL stock	New business	Stock	NPL stock	New business

LTV	%	%	%	%	%	%
Up to 50%	45	43	20	49	44	19
>50-75%	41	35	41	39	34	43
>75- 85%	9	8	22	7	8	19
>85-100%	4	7	17	4	7	19
>100%	1	7	–	1	7	–
	100	100	100	100	100	100
Collateral value of residential properties(1)	£157,787m	£1,850m	£27,274m	£154,459m	£1,823m	£24,174m

	%	%	%	%	%	%
Simple average(2) LTV (indexed)	42	43	63	42	44	62
Valuation weighted average(3) LTV (indexed)	39	38	59	38	38	58

(1)

Collateral value shown is limited to the balance of each associated loan. Excludes the impact of over-collateralisation (where the collateral is higher than the loan balance). Includes collateral against loans in negative equity of £969m (2017: £1,248m).

(2)	Total of all LTV% divided by the total of all accounts.
(3)	Total of all loan values divided by the total of all valuations.

At 31 December 2018, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances reduced to £170m (2017: £223m).

Santander UK Group Holdings plc	89

Annual Report 2018 | Risk review

Credit performance

	2018 £m	2017 £m
Mortgage loans and advances to customers of which:	157,957	154,682
– Stage 1	146,619
– Stage 2	9,356
– Stage 3	1,982
Performing(1)		151,688
Early arrears:		1,126
– 31 to 60 days		700
– 61 to 90 days		426
NPLs:(2)	1,907	1,868
– By arrears	1,392	1,427
– By bankruptcy	18	14
– By maturity default	392	303
– By forbearance	80	95
– By properties in possession (PIPs)	25	29
Loss allowances(3)	234	225
Stage 2 ratio	5.92%
Stage 3 ratio	1.25%
Early arrears ratio(4)		0.73%
NPL ratio(5)	1.21%	1.21%

(1)

Excludes mortgages where the customer did not pay for between 31 and 90 days, arrears, bankruptcy, maturity default, forbearance and PIPs NPLs. Includes £2,661m of mortgages at 31 December 2017 where the customer did not pay for 30 days or less.

(2)

We define NPLs in the ‘Credit risk management’ section. All NPLs are in the UK and continue accruing interest. Our Stage 3 exposures under IFRS 9 and NPLs are subject to different criteria. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.

(3)	Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for 2018 they are on an ECL basis per IFRS 9. The loss allowance is for both on and off-balance sheet exposures.
(4)	Mortgages in early arrears as a percentage of mortgages.
(5)	Mortgage NPLs as a percentage of mortgages.

Movement in total exposures and the corresponding ECL

The following table shows changes in total exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the period. The footnotes to the Santander UK group level analysis on page 83 are also applicable to this table.

	Non-credit impaired				Credit impaired

	Stage 1 Subject to 12-month ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL

Mortgages	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2018	155,155	20	9,884	131	2,004	121	167,043	272
Change in economic scenarios(2)	–	(6)	–	(7)	–	(8)	–	(21)
Changes to model	–	–	–	2	–	2	–	4
Transfer to lifetime ECL (not-credit impaired)(3)	(2,941)	(1)	2,941	1	–	–	–	–
Transfer to credit impaired(3)	(329)	(6)	(512)	(12)	841	18	–	–
Transfer to 12-month ECL(3)	2,628	21	(2,628)	(21)	–	–	–	–
Transfer from credit impaired(3)	4	–	405	14	(409)	(14)	–	–
Transfers of financial instruments	(638)	14	206	(18)	432	4	–	–
Net remeasurement of ECL on stage transfer(4)	–	(20)	–	20	–	14	–	14
New assets originated or purchased(5)	28,330	2	446	5	3	1	28,779	8
Other(6)	(7,327)	6	(244)	(4)	(36)	3	(7,607)	5
Assets derecognised – closed good (7)	(17,781)	(4)	(860)	(10)	(327)	(13)	(18,968)	(27)
Assets derecognised – written off (7)	–	–	–	–	(77)	(18)	(77)	(18)
At 31 December 2018	157,739	12	9,432	119	1,999	106	169,170	237
Net movement in the year	2,584	(8)	(452)	(12)	(5)	(15)	2,127	(35)

Charge/(release) to the Income Statement		(8)		(12)		3		(17)
Recoveries net of collection costs		–		–		(4)		(4)
Income Statement charge/(release) for the year		(8)		(12)		(1)		(21)

90	Santander UK Group Holdings plc

> Credit risk

Loan modifications

The following tables provide information on financial assets that were forborne while they had a loss allowance measured at an amount equal to lifetime ECL.

£m
Financial assets modified during the period:
– Amortised cost before modification	207
– Net modification loss	3

Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the ECL allowance has changed to 12-month measurement during the year	158

Forbearance(1)

The balances at 31 December 2018 and 2017, analysed by their staging (2017: payment status) at the year-end and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Total	Loss allowance

2018	£m	£m	£m	£m	£m
Stage 2	375	161	389	925	9
Stage 3	212	95	113	420	20
	587	256	502	1,345	29
Proportion of portfolio	0.4%	0.2%	0.3%	0.9%

2017
In arrears	260	63	175	498	22
Performing	392	178	407	977	5
	652	241	582	1,475	27
Proportion of portfolio	0.4%	0.2%	0.4%	1.0%

(1)	We base forbearance type on the first forbearance on the accounts.

2018 compared to 2017 (unaudited)

In 2018, the accounts in forbearance decreased, with the proportion of the mortgage portfolio in forbearance reducing slightly to 0.9% (2017: 1.0%).

–	At 31 December 2018, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments increased slightly to 79% (2017: 78%)
–	The weighted average LTV of all accounts in forbearance was 35% (2017: 35%) compared to the weighted average portfolio LTV of 39% (2017: 38%)
–	At 31 December 2018, the carrying value of mortgages classified as multiple forbearance increased slightly to £126m (2017: £123m).

Other loan modifications

At 31 December 2018, there were £4.5bn (2017: £4.7bn) of other mortgages on the balance sheet that we had modified since January 2008. At 31 December 2018:

–	The average LTV was 32% (2017: 33%) and 95% (2017: 95%) of accounts had made their last six months’ contractual payments
–	The proportion of accounts that were 90 days or more in arrears was 1.50% (2017: 1.52%).

Santander UK Group Holdings plc	91

Annual Report 2018 | Risk review

RESIDENTIAL MORTGAGES – PORTFOLIOS OF PARTICULAR INTEREST

Introduction (unaudited)

We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans and part interest-only, part repayment loans	With an interest-only mortgage, the customer pays interest every month but does not repay the money borrowed (the principal) until the end of the mortgage. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage. Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part. This means there is a higher credit risk on these loans as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this credit risk. We also make sure the customer has a plausible repayment plan before we lend to them, and remains on track for the life of the loan.

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

If customers know they will not be able to repay their mortgage in full when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them. If we think it is in the customer’s interests (and they can afford it), we look at other ways of managing it. That can mean turning the mortgage into a standard repayment one, and extending it. Or, if the customer is waiting for their means of repaying it (such as an investment plan or bonds) to mature, it can just mean extending it.

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

A customer can ask us to increase their credit limit, but that means we will go through our full standard credit approval process. We can also lower the customer’s credit limit at any time, so it never goes above 90% of the property’s current market value.

We no longer offer flexible loan products for new mortgages.

This is an area of interest in order to identify customers who might be using these facilities to self-forbear, such as regularly drawing down small amounts. If there is any sign that the credit risk has significantly increased, we reflect this in our provision calculations.

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

Buy-to-Let (BTL) loans

In recent years, we have refined our BTL proposition to appeal to a wider catchment, and we have improved our systems to cater for this segment with a particular focus on non-professional landlords. We have prudent lending criteria, and specific policies for BTL. We only lend to a maximum 75% LTV. The first applicant must earn a minimum income of £25,000 per year, and we require evidence of income in all cases. We also use a BTL affordability rate as part of our assessment about whether or not to lend. This means that the rental income must cover the monthly mortgage interest payments by a prescribed amount when calculated using a stressed interest rate. We regularly review the prescribed amount and adjust it as needed.

92	Santander UK Group Holdings plc

> Credit risk

Credit performance

		Portfolio of particular interest(1)

			Part interest-

			only, part				Other

	Total	Interest-only	repayment(2) (3)	Flexible(3)	LTV >100%	Buy-to-let	portfolio

2018	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	157,957	38,035	13,201	12,926	1,140	8,252	101,158
– Stage 1	146,619	33,001	11,824	11,558	740	7,906	96,767
– Stage 2	9,356	4,029	1,115	1,082	273	317	3,802
– Stage 3	1,982	1,005	262	286	127	29	589
Stage 3 ratio	1.25%	2.64%	1.98%	2.21%	11.14%	0.35%	0.58%
PIPs	25	12	5	3	8	–	7

2017
Mortgage portfolio	154,682	38,885	13,785	14,785	1,471	6,802	95,535
Performing	151,688	37,497	13,372	14,438	1,302	6,768	94,530
Early arrears:
– 31 to 60 days	700	317	93	67	22	9	295
– 61 to 90 days	426	203	57	35	15	4	167
NPLs	1,868	868	263	245	132	21	543
NPL ratio	1.21%	2.23%	1.91%	1.66%	8.97%	0.31%	0.57%
PIPs	29	17	5	3	10	1	6

(1)

Where a loan falls into more than one category, we have included it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.

(2)	Mortgage balance includes both the interest-only part of £9,756m (2017: £10,116m) and the non-interest-only part of the loan.
(3)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.

2018 compared to 2017 (unaudited)

–

In 2018, the value and proportion of interest-only loans together with part interest-only, part repayment and flexible loans reduced, reflecting our strategy to manage down the overall exposure to these lending profiles.

–

Buy-to-Let (BTL) mortgage balances increased £1.5bn to £8.3bn (2017: £6.8bn). We continue to focus our BTL book on non-professional landlords, as this segment is closely aligned with mortgages and accounts for the majority of the volume in the BTL market. In 2018, we completed 11,400 BTL mortgages (2017: 7,500), representing 9% of the value of our new business flow (2017: 6%), at an average LTV of 62% (2017: 61%).

Interest-only sub analysis (unaudited)

Full interest-only new business in the year

	2018	2017

	£m	£m
Full interest-only loans	3,810	2,698

Full interest-only maturity profile

	Term	Within	Between	Between	Greater than

	expired	2 years	2-5 years	5-15 years	15 years	Total

2018	£m	£m	£m	£m	£m	£m
Full interest-only portfolio	541	1,346	3,761	21,711	10,676	38,035
of which value weighted average LTV (indexed) is >75%	43	110	265	2,029	642	3,089

2017
Full interest-only portfolio	508	1,586	3,508	21,795	11,488	38,885
of which value weighted average LTV (indexed) is >75%	47	147	255	2,318	948	3,715

2018 compared to 2017 (unaudited)

For full interest-only mortgages, of the total £541m that was term expired at 31 December 2018, 89% continued to pay the interest due under the expired contract terms. Interest-only mortgages that matured in 2018 totalled £830m, of which: £418m was subsequently repaid, £5m was refinanced under normal credit terms, £73m was refinanced under forbearance arrangements and £334m remained unpaid and was classified as term expired at 31 December 2018.

At 31 December 2018, there were 84,773 (2017: 93,779) flexible mortgage customers, with undrawn facilities of £6,000m (2017: £6,192m). The portfolio’s value weighted LTV (indexed) was 28% (2017: 28%).

Forbearance(1)

The balances at 31 December 2018 and 2017 were:

	Interest-only(2)	Flexible	LTV >100%	Buy-to-Let

	£m	£m	£m	£m
2018	229	32	10	9
– Stage 2	136	18	3	6
– Stage 3	93	14	7	3

2017	208	34	13	8

(1)	Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)	Comprises full interest-only loans and part interest-only, part repayment loans.

Santander UK Group Holdings plc	93

Annual Report 2018 | Risk review

CONSUMER (AUTO) FINANCE AND OTHER UNSECURED LENDING

Consumer (auto) finance

Retail Banking provides auto finance through Santander Consumer (UK) plc (SCUK). SCUK provides a range of wholesale (stock finance) and retail products designed for the purchase of new and used personal, business and commercial vehicles, motorcycles, bicycles and caravans through an extensive network of motor dealers and manufacturer partners. SCUK’s products are mainly distributed through intermediary introducers at the point of sale, and through partnerships with selected car and motorcycle manufacturers. At 31 December 2018, the business operated with 13 Original Equipment Manufacturer partners which includes two joint venture arrangements.

Through SCUK’s Hyundai Capital UK Ltd (HCUK) and PSA Finance UK Ltd (PSAF) joint ventures, we provide retail point of sale customer finance as well as wholesale finance facilities (Stock Finance) for Hyundai and Kia, managed by HCUK, as well as Peugeot, Citroën and DS, managed by PSAF. SCUK holds a 50% share in each of these joint ventures. However, due to the varying structures of the joint ventures, we equity account for HCUK and consolidate PSAF.

Residual Value (RV) risk remains the top risk for SCUK. We monitor the RV portfolio on a monthly basis, and we use key risk triggers identify any material change in trends. We have a conservative approach to setting RV amounts, and maintain a prudent provisioning policy to mitigate potential losses on disposal of the asset. We use a leading independent vehicle valuation company to assess the estimated future value of the asset, prior to inception and periodically throughout the life of the agreement.

Other unsecured lending

Retail Banking also provides other unsecured lending, which includes:

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

For both Consumer (auto) finance and Other unsecured lending, we maintain rigorous credit scoring and affordability assessment criteria that we monitor and report regularly. There were no significant changes to our risk policy or appetite in these portfolios. This approach continued to result in stable, good credit quality consumer credit portfolios.

We use a combination of internal, Credit Reference Agency and application data in our credit assessments. Scorecards supported by policy rules give us confidence that customers are creditworthy and can afford their repayments. We closely monitor and manage the performance of our consumer credit portfolios using a range of data that includes portfolio and key segments performance, macroeconomic indicators and customer risk data. Nonetheless, we are not complacent about the prospect for future risk events and are always looking at ways to strengthen our approach.

Credit performance

		Other unsecured

	Consumer	Personal	Credit		Total other

	(auto) finance	loans	cards	Overdrafts	unsecured	Total

2018	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	7,347	2,182	2,865	593	5,640	12,987
– Stage 1	6,950	2,113	2,560	422	5,095	12,045
– Stage 2	354	48	256	144	448	802
– Stage 3	43	21	49	27	97	140
NPLs(1)	43	16	49	22	87	130
Loss allowances	85	47	112	61	220	305

Stage 3 ratio(2)	0.59%				1.72%	1.08%
NPL ratio(3)	0.59%				1.54%	1.00%
Gross write-offs	24				125	149
(1) We define NPLs in the ‘Credit risk management’ section. (2) Stage 3 as a percentage of loans and advances to customers. (3) NPLs as a percentage of loans and advances to customers.

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

At 31 December 2018, the average consumer finance loan size was £11,400 (2017: £12,500) and the NPL ratio increased slightly to 0.59% (2017: 0.49%). The average unsecured loan and credit card balances in 2018 were broadly stable at £9,500 (2017: £9,300) and £1,500 (2017: £1,200), respectively.

94	Santander UK Group Holdings plc

> Credit risk

Loan modifications

The following table provides information on financial assets that were forborne while they had a loss allowance measured at an amount equal to lifetime ECL.

	Credit cards £m	Overdrafts £m	Total other unsecured £m
Financial assets modified during the period:
– Amortised cost before modification	26	17	43
– Net modification loss	12	8	20

Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the ECL allowance has changed to 12-month measurement during the year	2	3	5

Forbearance

The balances at 31 December 2018 and 2017 were:

		Other unsecured

	Consumer	Personal	Credit		Total other

	(auto) finance	loans	cards	Overdrafts	unsecured	Total

	£m	£m	£m	£m	£m	£m
2018	–	–	53	26	79	79
– Stage 2	–	–	10	7	17	17
– Stage 3	–	–	43	19	62	62

2017	–	1	48	28	77	77

2018 compared to 2017 (unaudited)

We maintained our prudent Consumer (auto) finance underwriting criteria through the year. The product mix was broadly unchanged in the year. This reflected underlying stability in target market segments, product pricing and distribution strategy. There was a slight shift in the year from new car loans into second hand (used) car loans, both reflecting reduced consumer confidence linked to the underlying economic uncertainty in the UK and a reduction in new car registrations in the UK, driven by manufacturer strategic supply plans for the UK and Europe.

At 31 December 2018, Consumer (auto) finance balances represented 4% (2017: 4%) of our total Retail Banking loans and 4% (2017: 3%) of total customer loans. In 2018, Consumer (auto) finance balances increased by £390m (6%) on 2017. In 2018, Consumer (auto) finance gross lending (new business) was £3,444m (2017: £3,133m). Wholesale loans (Stock finance) to car dealerships at 31 December 2018 were approximately 18% of the Consumer loan book, an increase of £124m on 2017. NPLs remain within Risk Appetite limit, increasing to £43m (2017: £34m). The portfolio continues to perform satisfactorily with the overall risk profile remaining broadly stable.

Other unsecured lending increased in 2018, with credit cards growth of £421m which was ahead of the market.

Forbearance levels were broadly stable in 2018.

Santander UK Group Holdings plc	95

Annual Report 2018 | Risk review

BUSINESS BANKING

We provide business banking services through the Santander Business franchise to small businesses with a turnover of up to £6.5m per annum. Our risk management is tailored to the complexity of the customer and their product holdings.

We review applications from customers who have more straightforward borrowing needs and lower debt exposures on an automated basis. We do this by using an application scorecard to ensure an efficient customer journey, combined with a cost-effective credit decisioning process. Post approval, we review revolving credit facilities each year to ensure the customer’s facilities remain appropriate for their financial circumstances. We perform a full manual underwriting process for applications from customers who have more complex borrowing needs or who wish to borrow larger amounts. This is due to the levels of credit exposure and other considerations, such as the need for security to support the facilities requested. In line with our risk management framework and standard policies for this more complex segment, we review exposures above certain values and relating to certain product types at least each year, or more often where the borrower shows signs of financial distress.

Our aim is to help businesses prosper through the provision of Simple, Personal and Fair banking solutions to existing, new and prospective customers. We believe in building lasting relationships and take time to understand our customers’ banking needs. This sets us apart from others as, no matter how small or large a business, we have people available in our branch network and our CBCs to provide a face-to-face relationship management service to our customers.

In order to improve our offering in the business current account market, we recently launched our innovative 1I2I3 Business Current Account. This is the only business current account in the market to offer regular cashback to businesses. By basing the cashback on business turnover, we are incentivising and rewarding business growth. Start-ups and switching businesses benefit from a reduced monthly fee for 12 months and, as part of our 1I2I3 Business World, customers have access to preferential loan and deposit rates. In this way, we continue to support new businesses at an important time in their lifecycle.

We aim to support businesses with all their financial needs through our range of lending products from overdrafts and credit cards, to invoice finance and asset finance.

Credit performance

	2018 £m	2017 £m
Loans and advances to customers of which:	1,802	1,912
– Stage 1	1,548
– Stage 2	165
– Stage 3	89
– Performing(1)		1,793
– Early arrears		4
– NPLs(2)	89	115
Loss allowances(3)	53	54

Stage 3 ratio(4)	4.94%
NPL ratio(5)	4.94%	6.01%
Gross write offs	15	21

(1)	Excludes loans and advances to customers where the customer did not pay for between 0 and 90 days and NPLs.
(2)	We define NPLs in the ‘Credit risk management’ section.
(3)	Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for 2018 they are on an ECL basis per IFRS 9.
(4)	Stage 3 as a percentage of loans and advances to customers.
(5)	NPLs as a percentage of loans and advances to customers.

Loan modifications

The following table provides information on financial assets that were forborne while they had a loss allowance measured at an amount equal to lifetime ECL.

£m
Financial assets modified during the period:
– Amortised cost before modification	14
– Net modification loss	1

Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the ECL allowance has changed to 12-month measurement during the year	3

Forbearance

The balances at 31 December 2018 and 2017 were:

£m
2018	74
– Stage 2	20
– Stage 3	54

2017	85

96	Santander UK Group Holdings plc

> Credit risk

Credit risk – other business segments

Overview

In Corporate & Commercial Banking, we are exposed to credit risk through providing overdraft, loan, invoice discounting, trade finance, asset finance and treasury products. We offer bank accounts and cash transmission services to further support clients.

In Corporate & Investment Banking, we are mainly exposed to credit risk through lending and selling treasury products to large corporates.

In 2018, we sold our treasury market activities as part of our ring-fencing implementation. For more, see Note 43 to the Consolidated Financial Statements.

In Corporate Centre, our exposures come from asset and liability management of our balance sheet and our non-core and Legacy Portfolios in run-off.

Credit risk management

In this section, we explain how we manage and mitigate credit risk.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance and portfolios of particular interest.

Our main portfolios are:

Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre

–   SME and mid corporate – banking, lending and treasury services mainly to enterprises with an annual turnover of up to £500m.

–   Commercial Real Estate – lending to experienced, professional landlords mainly secured by tenanted UK property in the office, retail, industrial and residential sub-sectors.

–   Social Housing – lending and treasury services for UK housing association groups secured by tenanted UK residential property. Borrowers are mainly charitable entities and registered with the appropriate regulator for the part of the UK in which they operate.

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

–   Crown Dependencies – mainly residential mortgages to individuals in Jersey and the Isle of Man.

The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report our Jersey and Isle of Man branches in Corporate Centre rather than in Retail Banking as in previous years, as a result of their transfer from Santander UK plc to ANTS in 2018. See Note 2 for more information.

OTHER BUSINESS SEGMENTS – CREDIT RISK MANAGEMENT

In Corporate & Commercial Banking, we classify most of our customers as non-standardised. We also have SME customers, which we mainly classify as standardised as it is a high volume portfolio with smaller exposures. In CIB and Corporate Centre, we classify all our customers as non-standardised, except for the commercial mortgages in our Legacy Portfolios in run-off.

We set out how we manage the credit risk on our standardised customers in the previous section ‘Credit risk – Retail Banking’. We manage the credit risk on our standardised customers in Corporate & Commercial Banking and Corporate Centre in the same way, except that we do not use scorecards or credit reference agencies. In the rest of this section, we explain how we manage the credit risk on our non-standardised customers.

Santander UK Group Holdings plc	97

Annual Report 2018 | Risk review

1. Risk strategy and planning

For details of how we set risk strategy and plans, see the ‘Santander UK group level – credit risk management’ section. For treasury products, we take credit risk up to limits for each client. We control, manage and report risks on a counterparty basis, regardless of which part of our business takes the risk.

2. Assessment and origination

We do a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We do this mainly by assigning each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and trends in the economy – backed up by the expert judgement of a risk analyst. We review our internal ratings at least every year. We also assess the underlying risk of the transaction, taking into account any mitigating factors (see the following tables) – and how it fits with our risk policies, limits and Risk Appetite, as set by the Board. We consider transactions in line with credit limits approved by the relevant credit authority. Our Executive Credit Approval Committee is responsible for setting those limits. In CIB and Corporate Centre, a specialist analyst usually reviews a transaction at the start and over its life. They base their review on the financial strength of the client, its position in its industry, and its management strengths.

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios are as follows.

Corporate & Commercial Banking:

Portfolio	Description
SME and mid corporate

Includes secured and unsecured lending. We can use covenants (financial or non-financial) to support a customer’s credit rating. For example, we can set limits on how much they can spend or borrow, or how they operate as a business. We can take mortgage debentures as collateral. These are charges over a company’s assets. We can also take guarantees, but we do not treat them as collateral, and we do not put a cash value on them unless they are secured against a tangible asset. If a customer defaults, we will work with them to consider debt restructuring options. We generally do not take control of their assets except when restructuring options have been exhausted or to protect our position in relation to third party claims. In this case, we might appoint an administrator.

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

Social Housing

We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing. The value would be considerably higher if we based it on normal residential use. On average, the loan balance is 25% to 50% of the implied market value, using our LGD methodology. We have not had a default, loss or repossession on Social Housing. Older Social Housing loans that do not fit our current business strategy are managed and reported in Corporate Centre.

Corporate & Investment Banking:

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

98	Santander UK Group Holdings plc

> Credit risk

Corporate Centre:

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
Structured Products

These are our ALCO and Legacy Treasury asset portfolios. These assets are unsecured, but benefit from senior positions in the creditor hierarchy. Their credit rating reflects the over-collateralisation in the structure, and the assets that underpin their cash flows and repayment schedules. We use a detailed expected cash flow analysis to assess the portfolios and we consider the structure and assets backing each individual security.

Social Housing	We manage the risk on this portfolio in the same way as for the Social Housing portfolio in Corporate & Commercial Banking.
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

Derivatives	We manage the risk on this portfolio in the same way as for the derivatives in CIB.
Crown Dependencies	We manage the risk on this portfolio in the same way as for mortgages in Retail Banking.

3. Monitoring

We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We give our ERCC a detailed analysis of our credit exposures and risk trends every month. We also report our larger exposures and risks to the Board Risk Committee every month.

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

We assess cases on the Watchlist for impairment collectively, unless they are in the hands of our Restructuring & Recoveries team at which point we assess them individually. If a case transfers to Stage 3 (previously, becomes NPL), we take it off the Watchlist and assess it for impairment individually.

When a customer is included in enhanced monitoring, we do not consider that it has suffered a SICR for ECL purposes, so it remains in Stage 1 for purposes of our loss allowance calculations. When a customer is included in proactive management, we consider that it has suffered a SICR. This means we transfer it to Stage 2 and subject it to a lifetime ECL assessment to calculate the new loss allowance. We take into account any forbearance we offer. This includes whether any extra security or guarantees are available, the likelihood of more equity and the potential to enhance value through asset management.

In Corporate & Commercial Banking, as part of our annual review process, for CRE loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. Where this seems unlikely, we put the case on our Watchlist.

In CIB and Corporate Centre, we monitor the credit quality of our portfolios of treasury products daily. We use both internal and third-party data to detect any potential credit deterioration.

4. Arrears management

We identify problem debt by close monitoring, supported by our Watchlist process. When there is a problem, our relationship managers are the first to act, supported by the relevant credit risk expert. If a case becomes more urgent or needs specialist attention, and if it transfers to Stage 3 (previously, to NPL), we transfer it to our Restructuring & Recoveries team.

We aim to act before a customer actually defaults (to prevent it, if possible). The strategy we use depends on the type of customer, their circumstances and the level of risk. We use restructuring and rehabilitation tools to try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us.

We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to make sure they are not breaching any covenants, and by having regular dialogue with them. We hold regular Watchlist meetings to agree a strategy for each portfolio.

Our Restructuring & Recoveries team attend these meetings for CIB cases and a quarterly forum for other cases, and we may hand over more serious cases to them.

Santander UK Group Holdings plc	99

Annual Report 2018 | Risk review

5. Debt recovery

Consensual arrangements

Where we cannot find a solution like any of the ones we describe above, we look for an exit. If we can, we aim to do this by agreeing with the borrower that they will sell some or all of their assets on a voluntary basis or agreeing to give them time to refinance their debt with another lender.

Enforcement and recovery

Where we cannot find a way forward or reach a consensual arrangement, we consider recovery options. This can be through:

–	The insolvency process
–	Enforcing over any collateral
–	Selling the debt on the secondary market
–	Considering other legal action available to recover what we are owed from debtors and guarantors.

If there is a shortfall, we write it off against loss allowances we hold, once the sale has gone through. In certain very rare instances we may act as mortgagee in possession of assets held as collateral against non-performing commercial lending. In such cases the assets are carried on our balance sheet and are classified according to our accounting policies.

Loan modifications

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

We assess our loss allowances regularly and have them independently reviewed. We look at a number of factors, including the:

–	Cash flow available to service debt
–	Value of collateral, based on third-party professional valuations.

100	Santander UK Group Holdings plc

> Credit risk

OTHER BUSINESS SEGMENTS – CREDIT RISK REVIEW

Movement in total exposures and the corresponding ECL

The following tables show changes in total exposures and ECL in the year. The footnotes to the Santander UK group level table on page 83 also apply to these tables.

	Non-credit impaired				Credit impaired

	Stage 1 Subject to 12–month ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL		Total

Corporate & Commercial Banking	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2018	22,417	43	866	33	388	173	23,671	249
Change in economic scenarios(2)	–	5	–	(3)	–	–	–	2
Transfer to lifetime ECL (not–credit impaired)(3)	(670)	(3)	670	3	–	–	–	–
Transfer to credit impaired(3)	(41)	–	(31)	(1)	72	1	–	–
Transfer to 12–month ECL(3)	200	8	(200)	(8)	–	–	–	–
Transfer from credit impaired(3)	2	1	2	1	(4)	(2)	–	–
Transfers of financial instruments	(509)	6	441	(5)	68	(1)	–	–
Net remeasurement of ECL on stage transfer(4)	–	(7)	–	10	–	18	–	21
New assets originated or purchased (5)	9,115	12	281	5	3	1	9,399	18
Other(6)	879	(3)	(58)	(3)	(2)	37	819	31
Assets derecognised – closed good (7)	(10,569)	(19)	(304)	(5)	(76)	(18)	(10,949)	(42)
Assets derecognised – written off (7)	–	–	–	–	(105)	(97)	(105)	(97)
At 31 December 2018	21,333	37	1,226	32	276	113	22,835	182
Net movement in the year	(1,084)	(6)	360	(1)	(112)	(60)	(836)	(67)

Charge/(release) to the Income Statement		(6)		(1)		37		30
Recoveries net of collection costs		–		–		(7)		(7)
Income statement charge/(release) for the year		(6)		(1)		30		23

Corporate & Investment Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	26,583	16	109	–	372	242	27,064	258
Changes to model	–	–	–	–	–	(9)	–	(9)
Transfer to lifetime ECL (not–credit impaired)(3)	(2)	–	2	–	–	–	–	–
New assets originated or purchased(5)	35,926	4	133	3	–	–	36,059	7
Other(6)	(2,306)	(1)	83	1	(47)	29	(2,270)	29
Assets derecognised – closed good (7)	(18,101)	(14)	(193)	(1)	–	–	(18,294)	(15)
Assets derecognised – written off (7)	–	–	–	–	(299)	(252)	(299)	(252)
At 31 December 2018	42,100	5	134	3	26	10	42,260	18
Net movement in the year	15,517	(11)	25	3	(346)	(232)	15,196	(240)

Charge/(release) to the Income Statement		(11)		3		20		12
Recoveries net of collection costs		–		–		2		2
Income statement charge/(release) for the year		(11)		3		22		14

Corporate Centre	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	57,155	7	250	4	20	8	57,425	19
Change in economic scenarios(2)	–	1	–	–	–	–	–	1
Transfer to lifetime ECL (not–credit impaired)(3)	(111)	(1)	111	1	–	–	–	–
Transfer to credit impaired(3)	–	–	(4)	–	4	–	–	–
Transfer to 12–month ECL(3)	133	3	(133)	(3)	–	–	–	–
Transfer from credit impaired(3)	–	–	3	1	(3)	(1)	–	–
Transfers of financial instruments	22	2	(23)	(1)	1	(1)	–	–
Net remeasurement of ECL on stage transfer(4)	–	(2)	–	–	–	1	–	(1)
New assets originated or purchased(5)	7,526	1	2	–	2	1	7,530	2
Other(6)	(10,187)	(2)	(6)	–	3	1	(10,190)	(1)
Assets derecognised – closed good (7)	(4,617)	(2)	(90)	–	(7)	(2)	(4,714)	(4)
Assets derecognised – written off (7)	–	–	–	–	(3)	(3)	(3)	(3)
At 31 December 2018	49,899	5	133	3	16	5	50,048	13
Net movement in the year	(7,256)	(2)	(117)	(1)	(4)	(3)	(7,377)	(6)

Charge/(release) to the Income Statement		(2)		(1)		–		(3)
Recoveries net of collection costs		–		–		(4)		(4)
Income statement charge/(release) for the year		(2)		(1)		(4)		(7)

2018 compared to 2017 (unaudited)

Non trading reverse repurchase agreements increased to £21,127m at 31 December 2018 (2017: £2,614m), which reflected the revised classification of the majority of our permitted non trading reverse repurchase agreements at amortised cost in line with our ring-fenced business model. We report reverse repurchase agreements in CIB and the movement in the year is reported in the ‘New assets originated or purchased’ and ‘Assets derecognised – closed good’ lines above.

Cash and balances at central banks, which are reported in Corporate Centre, decreased by £7,961m to £24,180m at 31 December 2018 (2017: £32,771m). This movement is reported in the ‘Other’ line above. For more, see the Balance sheet review in the ‘Financial review’ section.

Santander UK Group Holdings plc	101

Annual Report 2018 | Risk review

Committed exposures

Credit risk arises on both asset balances and off–balance sheet transactions such as guarantees. As a result, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than the asset balances on the balance sheet due to netting. We show Sovereigns and Supranationals net of short positions and Large Corporate reverse repurchase agreement exposures are shown net of repurchase agreement liabilities and include OTC derivatives. In addition, the derivative and other treasury product exposures (which are classified as ‘Financial Institutions’) shown are also typically lower than the asset balances. This is because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The asset balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade

	9	8	7	6	5	4	3 to 1	Other(1)	Total

2018	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking
SME and mid corporate	–	–	66	1,745	5,749	3,426	886	36	11,908
Commercial Real Estate	–	–	–	302	4,564	1,846	31	–	6,743
Social Housing	680	3,899	138	–	–	2	24	–	4,743
	680	3,899	204	2,047	10,313	5,274	941	36	23,394
Corporate & Investment Banking
Sovereign and Supranational	393	3,807	–	–	–	–	–	–	4,200
Large Corporate	12	3,187	5,535	6,361	888	3	78	–	16,064
Financial Institutions	856	1,392	1,490	76	–	–	–	–	3,814
	1,261	8,386	7,025	6,437	888	3	78	–	24,078
Corporate Centre
Sovereign and Supranational	34,512	91	–	1	–	–	–	–	34,604
Structured Products	2,436	2,062	318	24	–	–	–	–	4,840
Social Housing	1,377	2,847	76	43	–	–	–	–	4,343
Legacy Portfolios in run–off(2)	–	–	–	203	35	137	126	357	858
Derivatives	–	147	–	–	–	–	–	–	147
Crown Dependencies	14	39	124	77	14	8	7	–	283
	38,339	5,186	518	348	49	145	133	357	45,075

Total	40,280	17,471	7,747	8,832	11,250	5,422	1,152	393	92,547
Of which:
Stage 1	40,280	17,471	7,747	8,759	10,802	4,780	527	377	90,743
Stage 2	–	–	–	73	448	635	318	16	1,490
Stage 3	–	–	–	–	–	7	307	–	314

2017
Corporate & Commercial Banking
SME and mid corporate	–	–	259	2,183	5,402	3,574	998	214	12,630
Commercial Real Estate	–	–	–	395	6,135	2,014	60	2	8,606
Social Housing	499	2,600	171	–	–	–	4	–	3,274
	499	2,600	430	2,578	11,537	5,588	1,062	216	24,510
Corporate & Investment Banking
Sovereign and Supranational	590	3,321	444	–	–	–	–	–	4,355
Large Corporate	260	2,979	8,391	8,879	573	2	355	–	21,439
Financial Institutions	2,362	1,463	2,494	33	103	–	–	–	6,455
	3,212	7,763	11,329	8,912	676	2	355	–	32,249
Corporate Centre
Sovereign and Supranational	44,477	18	–	–	–	–	–	–	44,495
Structured Products	2,487	1,560	300	32	–	–	–	–	4,379
Social Housing	1,841	3,641	451	43	–	–	–	–	5,976
Legacy Portfolios in run–off(2)	–	–	1	359	104	124	37	400	1,025
Derivatives	–	212	–	–	–	–	–	–	212
Crown Dependencies	13	36	115	71	13	8	6	–	262
	48,818	5,467	867	505	117	132	43	400	56,349

Total	52,529	15,830	12,626	11,995	12,330	5,722	1,460	616	113,108

(1)	Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
(2)	Commercial mortgages and residual structured and asset finance loans (shipping, aviation, and structured finance).

102	Santander UK Group Holdings plc

> Credit risk

Geographical distribution

We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2018					2017

				Rest of					Rest of

	UK	Europe	US	World	Total	UK	Europe	US	World	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking
SME and mid corporate	11,833	74	–	1	11,908	12,513	116	1	–	12,630
Commercial Real Estate	6,743	–	–	–	6,743	8,606	–	–	–	8,606
Social Housing	4,743	–	–	–	4,743	3,274	–	–	–	3,274
	23,319	74	–	1	23,394	24,393	116	1	–	24,510
Corporate & Investment Banking
Sovereign and Supranational	–	393	–	3,807	4,200	–	1,032	1	3,322	4,355
Large Corporate	13,080	2,752	124	108	16,064	17,430	3,699	111	199	21,439
Financial Institutions	1,237	1,886	198	493	3,814	3,102	2,121	614	618	6,455
	14,317	5,031	322	4,408	24,078	20,532	6,852	726	4,139	32,249
Corporate Centre
Sovereign and Supranational	30,587	1,409	965	1,643	34,604	35,659	1,514	6,091	1,231	44,495
Structured Products	2,576	1,142	–	1,122	4,840	2,086	1,217	–	1,076	4,379
Social Housing	4,343	–	–	–	4,343	5,976	–	–	–	5,976
Legacy Portfolios in run–off	744	–	–	114	858	909	–	–	116	1,025
Derivatives	–	–	147	–	147	–	63	149	–	212
Crown Dependencies	283	–	–	–	283	262	–	–	–	262
	38,533	2,551	1,112	2,879	45,075	44,892	2,794	6,240	2,423	56,349

2018 compared to 2017 (unaudited)

In Corporate & Commercial Banking, we saw solid lending to trading business customers, offset by active management of our Commercial Real Estate (CRE) portfolio. Committed exposures remained broadly flat. Our CRE portfolio decreased by 21% as we continue to manage our exposure in line with proactive risk management policies. Our Social Housing portfolio increased by 45% driven by refinancing of longer–dated loans, previously managed in Corporate Centre, onto shorter maturities and current market terms.

In CIB, our committed exposures decreased by 25% mainly due to decreases in our Large Corporate and Financial institutions portfolios driven by the transfer of prohibited activity to Banco Santander London Branch as part of ring–fencing. Credit quality was relatively stable overall, mainly driven by the write-offs of Carillion plc and another CIB customer, both of which moved to non-performing in 2017. Sovereign and Supranational exposures decreased by 4%. The portfolio profile remained short-term, reflecting the purpose of the holdings.

In Corporate Centre, committed exposures decreased by 20% mainly driven by our Sovereign and Supranational portfolio as part of normal liquid asset portfolio management. Legacy Portfolios in run–off reduced by 16%. Social Housing exposures also reduced as we continue to refinance longer–dated loans onto shorter maturities and current market terms that we then manage in Corporate & Commercial Banking.

Credit risk mitigation

In Corporate & Commercial Banking, we hold collateral on CRE loans and on our healthcare and hotels portfolios. Credit–impaired loans in these portfolios reduced from 2017, resulting in a decrease in the collateral we held against credit–impaired loans. At 31 December 2018, the collateral we held against credit–impaired loans was 43% (2017: 56%) of the carrying amount of the credit–impaired loan exposures. At 31 December 2018, we held collateral of £69m (2017: £134m) against credit–impaired assets of £276m (2017: £393m).

In CIB, the top 20 clients with derivative exposure made up 85% (2017: 65%) of our total derivative exposure, all of which were banks and CCPs. The weighted–average credit rating was 7.1 (2017: 7.2). At 31 December 2018 and 2017, we held no collateral against credit–impaired loans in the Large Corporate portfolio.

In Corporate Centre, we reduce credit risk in derivatives with netting agreements, collateralisation and the use of CCPs.

At 31 December 2018, we had cash collateral of £265m (2017: £348m) held against our performing Legacy Portfolios in run–off. At 31 December 2018, we held collateral of £10m (2017: £13m) against all credit–impaired loan exposure of £16m (2017: £20m).

Santander UK Group Holdings plc	103

Annual Report 2018 | Risk review

Credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non–performing by portfolio at 31 December 2018 and 2017.

	Committed exposure

		Watchlist

				Non–

	Fully	Enhanced	Proactive	performing		Loss

	performing	monitoring	management	exposure(1)	Total(2)	allowances(3)

2018	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking
SME and mid corporate	10,350	972	333	253	11,908	160
Commercial Real Estate	6,426	247	47	23	6,743	22
Social Housing	4,626	117	–	–	4,743	–
	21,402	1,336	380	276	23,394	182
Corporate & Investment Banking
Sovereign and Supranational	4,200	–	–	–	4,200	–
Large Corporate	15,304	548	186	26	16,064	18
Financial Institutions	3,814	–	–	–	3,814	–
	23,318	548	186	26	24,078	18
Corporate Centre
Sovereign and Supranational	34,604	–	–	–	34,604	–
Structured Products	4,840	–	–	–	4,840	–
Social Housing	4,321	22	–	–	4,343	–
Legacy Portfolios in run–off	809	26	7	16	858	13
Derivatives	147	–	–	–	147	–
Crown Dependencies	281	–	–	2	283	–
	45,002	48	7	18	45,075	13
Total loss allowances(3)						213

2017
Corporate & Commercial Banking
SME and mid corporate	11,185	815	296	334	12,630	128
Commercial Real Estate	8,254	160	133	59	8,606	27
Social Housing	3,274	–	–	–	3,274	–
	22,713	975	429	393	24,510	155
Corporate & Investment Banking
Sovereign and Supranational	4,355	–	–	–	4,355	–
Large Corporate	20,757	284	8	390	21,439	236
Financial Institutions	6,354	1	100	–	6,455	–
	31,466	285	108	390	32,249	236
Corporate Centre
Sovereign and Supranational	44,495	–	–	–	44,495	–
Structured Products	4,379	–	–	–	4,379	–
Social Housing	5,972	4	–	–	5,976	–
Legacy Portfolios in run–off	977	22	6	20	1,025	6
Derivatives	212	–	–	–	212	–
Crown Dependencies	261	–	–	1	262	–
	56,296	26	6	21	56,349	6
Total observed impairment loss allowances						397
Allowance for IBNO(4)						52
Total loss allowances						449

(1)	Non–performing exposure includes committed facilities and derivative exposures. So it can exceed NPLs which only include on-balance sheet amounts.
(2)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Monitoring‘ section.
(3)	Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for 2018 they are on an ECL basis per IFRS 9. The ECL allowance is for both on and off–balance sheet exposures.
(4)	Allowance for IBNO losses as described in Note 1 to the Consolidated Financial Statements.

2018 compared to 2017 (unaudited)

In Corporate & Commercial Banking, the SME and mid corporate portfolio and our CRE portfolio, non-performing exposures (NPEs) reduced, largely due to the workout of a number of smaller loans reaching a conclusion resulting in partial write-offs, without material concentrations across sectors or portfolios. Exposures subject to enhanced monitoring increased due to a social housing case experiencing governance issues plus a small number of CRE cases approaching maturity where repayment or refinance arrangements had yet to be confirmed.

In CIB, Large Corporate exposures subject to enhanced monitoring increased due to a small number of cases that were experiencing performance issues. However, NPEs decreased predominantly due to loan write-offs for Carillion plc and another CIB customer, both of which moved to non–performing in 2017. Financial Institutions exposures subject to proactive monitoring decreased, driven by the transfer of one case to Banco Santander London Branch.

In Corporate Centre, Legacy Portfolios in run–off subject to enhanced monitoring and proactive management remained stable. NPEs reduced driven by continuing exit of the legacy commercial mortgage portfolio.

104	Santander UK Group Holdings plc

> Credit risk

Loan modifications

The following table provides information on financial assets that were forborne while they had a loss allowance measured at an amount equal to lifetime ECL.

	Corporate &	Corporate &

	Commercial	Investment	Corporate

	Banking	Banking	Centre

	£m	£m	£m
Financial assets modified during the period:
– Amortised cost before modification	104	–	2
– Net modification loss	10	–	–

Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the ECL allowance has changed to 12-month measurement during the year	8	7	4

Forbearance

We only make forbearance arrangements for lending to customers. The balances at 31 December 2018 and 2017, analysed by their staging (2017: payment status) at the year–end and the forbearance we applied, were:

	2018			2017

	Corporate &	Corporate &		Corporate &	Corporate &

	Commercial	Investment	Corporate	Commercial	Investment	Corporate

	Banking	Banking	Centre	Banking	Banking	Centre(1)

	£m	£m	£m	£m	£m	£m
Stock:(1)
– Term extension	67	42	–	136	55	–
– Interest–only	112	–	8	152	–	14
– Other payment rescheduling	163	26	10	127	299	13
	342	68	18	415	354	27
Of which:
– Stage 1	43	–	3
– Stage 2	78	42	8
– Stage 3	221	26	7
– NPL				273	347	11
– Performing				142	7	16
	342	68	18	415	354	27
Proportion of portfolio	1.5%	0.3%	2.1%	1.7%	1.1%	2.6%

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts open at the year–end. Amounts are drawn balances and include off balance sheet balances.

2018 compared to 2017 (unaudited)

In Corporate & Commercial Banking, the cumulative forbearance stock reduced, mainly due to the resolution of NPL cases, and performing cases exiting forbearance according to defined criteria. Forbearance stock also reduced in CIB, following loan written-offs for Carillion plc and another CIB customer. At 31 December 2018, there were only two forborne cases (2017: five cases) in CIB.

PORTFOLIOS OF PARTICULAR INTEREST

Introduction (unaudited)

Some types of lending have higher risk and others stand out for different reasons. In the section below we provide further details of our CRE and Social Housing portfolios.

Product	Description
Commercial Real Estate

The CRE market experienced a challenging environment in the immediate years after the last financial crisis and has previously seen regular cyclical downturns. In addition to the disclosures on the CRE portfolio earlier in this section, we include below more detail on credit performance, LTV analysis, sector analysis, and refinancing risk.

Social Housing	The Social Housing sector in the UK is critical in ensuring the supply of affordable housing across the country. Housing associations now play a prominent role in addressing the UK’s shortage of housing stock across all tenures. The sector benefits from a zero–loss default history aided by its regulated nature. This is a portfolio of particular interest as we hold a significant position in this market. Continued investment in this sector is seen as a direct way to support the UK and, indirectly, the wider community initiatives undertaken by our customers.

We manage and report our Social Housing portfolio in Corporate & Commercial Banking, except for older loans that do not fit our current business strategy, which we manage and report in Corporate Centre. We provide detailed disclosures of our Social Housing portfolios in Corporate & Commercial Banking and Corporate Centre in the sections above. We provide a summary of our total Social Housing portfolio below, to give a Santander UK–wide view.

Commercial Real Estate

Credit performance

The table below shows the main CRE credit performance metrics at 31 December 2018 and 2017

	Customer			Gross write-	Loss

	loans(1)	NPLs(2)	NPL ratio(3)	offs	allowances(4)

	£m	£m	%	£m	£m
2018	6,459	29	0.45	23	26
2017	8,144	69	0.85	11	54

(1)

CRE drawn loans in the business banking portfolio of our Retail Banking segment of £257m (2017: £257m) and in the CRE portfolio of our Corporate & Commercial Banking segment of £6,202m (2017: £7,886m).

(2)	We define NPLs in the ‘Credit risk management’ section. All NPLs continue accruing interest.
(3)	NPLs as a percentage of customer loans.
(4)	Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for 2018 they are on an ECL basis per IFRS 9. The ECL allowance is for both on and off–balance sheet exposures.

Santander UK Group Holdings plc	105

Annual Report 2018 | Risk review

CRE loans written before 2009 totalled £190m (2017: £380m). The pre–2009 loans were written on market terms which, compared with more recent times and following a significant tightening in our lending criteria, included higher original LTVs, lower interest coverage and exposure to development risk, were more generous.

LTV analysis

The table below shows the LTV distribution for our CRE loan stock and NPL stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2018 and 2017.

	2018				2017

	Total stock		NPL stock		Total Stock		NPL stock

Loans and advances to customers	£m	%	£m	%	£m	%	£m	%
<=50%	3,663	56	3	11	4,146	51	6	9
>50–70%	2,039	32	4	14	3,035	37	2	3
>70–100%	47	1	1	3	36	–	1	1
>100% i.e. negative equity	18	–	16	55	52	1	48	70
Standardised portfolio(1)	631	10	5	17	629	8	12	17
Total with collateral	6,398	99	29	100	7,898	97	69	100
Development loans	61	1	–	–	246	3	–	–
	6,459	100	29	100	8,144	100	69	100

(1)	Smaller value transactions, mainly commercial mortgages.

Sector analysis

	2018		2017

Sector	£m	%	£m	%
Office	1,556	24	2,181	27
Retail	1,004	16	1,389	17
Industrial	888	14	1,176	14
Residential	927	14	1,001	12
Mixed use	932	14	1,146	14
Student accommodation	123	2	133	2
Hotels and leisure	309	5	304	4
Other	89	1	185	2
Standardised portfolio(1)	631	10	629	8
	6,459	100	8,144	100

(1)	Smaller value transactions, mainly commercial mortgages.

The CRE portfolio is well diversified across sectors, with no significant regional or single name concentration, representing 27% (2017: 30%) of our total lending to corporates and 3% (2017: 4%) of total customer loans. At 31 December 2018, the LTV profile of the portfolio remained conservative with £5,702m (2017: £7,181m) of the non–standardised portfolio assets at or below 70% LTV.

Loans with development risk were only 1% (2017: 3%) of the total CRE portfolio. Development lending is typically on a non–speculative basis with significant pre–lets and/or pre–sales in place. The average loan balance at 31 December 2018 was £3.2m (2017: £4.7m) and the top ten exposures made up 11% (2017: 10%) of the total CRE portfolio exposure.

Refinancing risk

At 31 December 2018, CRE loans of £1,144m (2017: £1,090m) were due to mature within 12 months. Of these, £30m, i.e. 3% (2017: £59m, i.e. 5%) had an LTV ratio higher than is acceptable under our current credit policy. At 31 December 2018, £10m of this (2017: £53m) had been put on our Watchlist or recorded as Stage 3 and NPL, and had an impairment loss allowance of £5m (2017: £27m).

2018 compared to 2017 (unaudited)

In our CRE portfolio, customer loans decreased by 21% as we continue to manage our exposure in line with proactive risk management policies. In 2018, we maintained a prudent lending approach, with no new business written above 70% LTV (2017: nil) and all new business (2017: 91%) written at or below 60% LTV. The weighted average LTV on the CRE portfolio was 47% (2017: 48%).

Exposures subject to enhanced monitoring increased to £247m (2017: £160m). Exposures subject to proactive management decreased by 65% to £47m (2017: £133m) largely driven by a number of successful exits. Non–performing exposures reduced by 61% to £23m (2017: £59m). CRE credit quality remained good with the improvement in the NPL ratio to 0.45% (2017: 0.85%) reflecting loan write-offs.

Social Housing

We manage and report our Social Housing portfolio in Corporate & Commercial Banking, except for older Social Housing loans that do not fit our current business strategy, which we manage and report in Corporate Centre. We provide detailed disclosures of our Social Housing portfolios in Corporate & Commercial Banking and Corporate Centre in the sections above. At 31 December 2018 and 2017, our total Social Housing exposure in Corporate & Commercial Banking and Corporate Centre was:

	2018		2017

	On-balance sheet	Total exposure	On-balance sheet	Total exposure

	£m	£m	£m	£m
Corporate & Commercial Banking	2,844	4,743	2,118	3,274
Corporate Centre	3,780	4,343	5,060	5,976
	6,624	9,086	7,178	9,250

106	Santander UK Group Holdings plc

> Market risk

Market risk

  Overview (unaudited)

Market risk comprises banking market risk and trading market risk. Banking market risk is the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book. Trading market risk is the risk of losses in trading positions, both on and off-balance sheet, due to movements in market prices or other external factors.

In this section, we set out which of our assets and liabilities are exposed to banking and trading market risk. Then we explain how we manage these risks and discuss our key market risk metrics. We also explain how the implementation of our ring-fencing plans in 2018 changed our exposure to trading market risk.

Key metrics (unaudited)

Net Interest Margin (NIM) sensitivity to +50bps decreased to £207m and to -50bps decreased to £(23)m (2017: £212m and £(125)m)

Economic Value of Equity (EVE) sensitivity to +50bps increased to £162m and to -50bps decreased to £(124)m (2017: £95m and £(213)m)

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION

We analyse our assets and liabilities exposed to market risk between banking and trading market risk as follows:

	2018			2017

	Banking	Trading	Total	Banking	Trading	Total

	£m	£m	£m	£m	£m	£m	Key risk factors
Assets subject to market risk
Cash and balances at central banks	24,180	–	24,180	32,771	–	32,771	FX, Interest rate
Financial assets at FVTPL:
– Trading assets	–	–	–	–	30,555	30,555	Equity, FX, interest rate
– Derivative financial instruments	4,621	700	5, 321	5,198	14,744	19,942	Equity, FX, interest rate
– Other financial assets at FVTPL	6,137	–	6,137	2,096	–	2,096	Interest rate, credit spread
Financial assets at amortised cost:
– Loans and advances to customers(1)	201,619	–	201,619	199,332	–	199,332	Interest rate
– Loans and advances to banks(1)	3,515	–	3,515	3,466	–	3,466	FX, interest rate
– Reverse repurchase agreements – non trading(1)	21,127	–	21,127	2,614	–	2,614	FX, Interest rate
– Other financial assets at amortised cost	7,228	–	7,228				FX, interest rate, inflation, credit spread
Financial assets at FVOCI	13,302	–	13,302				FX, interest rate, inflation, credit spread
Financial investments				17,611	–	17,611	FX, interest rate, inflation, credit spread
Macro hedge of interest rate risk(2)	697	–	697	833	–	833	Interest rate
Retirement benefit assets	842	–	842	449	–	449	Equity, FX, interest rate, inflation, credit
							spread
Total assets	283,268	700	283,968	264,370	45,299	309,669
Liabilities subject to market risk
Financial liabilities at FVTPL:
– Trading liabilities	–	–	–	–	31,109	31,109	Equity, FX, interest rate
– Derivative financial instruments	875	719	1,594	722	16,891	17,613	Equity, FX, interest rate
– Other financial liabilities at FVTPL	6,286	–	6,286	703	1,612	2,315	Interest rate, credit spread
Financial Liabilities at amortised cost:
– Deposits by customers	173,692	–	173,692	177,421	–	177,421	Interest rate
– Deposits by banks(1)	17,824	–	17,824	12,708	–	12,708	FX, interest rate
– Repurchase agreements – non trading(1)	10,910	–	10,910	1,076	–	1,076	FX, Interest rate
– Debt securities in issue	55,906	–	55,906	48,860	–	48,860	FX, interest rate
– Subordinated liabilities	3,601	–	3,601	3,793	–	3,793	FX, interest rate
Macro hedge of interest rate risk(3)	242	–	242	–	–	–	Interest rate
Retirement benefit obligations	115	–	115	286	–	286	Equity, FX, interest rate, inflation,
							credit spread
Total liabilities	269,451	719	270,170	245,569	49,612	295,181

(1)

From 1 January 2018, the non-trading repurchase agreements and non-trading reverse repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are re-presented accordingly.

(2)	This is included in Other assets of £2,267m (2017: £2,511m).
(3)	This is included in Other liabilities of £2,507m (2017: £2,728m).

Santander UK Group Holdings plc	107

Annual Report 2018 | Risk review

We classify assets or liabilities as trading market risk (in total or just in part) as follows:

Balance sheet classification	Market risk classification
Trading assets and liabilities

We classify all our trading portfolios as trading market risk. Following the implementation of our ring-fencing plans in 2018, the level of trading activity significantly reduced. Since then, we only classify exposures from product sales or other activities with anticipated short holding periods, as well as any related hedging, as trading market risk. For more, see Notes 11 and 23 to the Consolidated Financial Statements.

Other financial assets and liabilities at fair value through profit or loss

We classify all our financial assets designated at fair value as banking market risk. We classify our warrant programmes and structured customer deposits as trading market risk. This is because we manage them on a fair value basis. We classify all our other financial liabilities designated at fair value as banking market risk. For more, see Notes 13 and 24 to the Consolidated Financial Statements.

Derivative financial instruments

For accounting purposes, we classify derivatives as held for trading unless they are designated as being in a hedging relationship. We treat derivatives that we do not manage on a trading intent basis as banking market risk. For more, see Note 12 to the Consolidated Financial Statements.

BANKING MARKET RISK

OUR KEY BANKING MARKET RISKS (UNAUDITED)

Banking market risk mainly comes from providing banking products and services to our customers, as well as our structural balance sheet exposures. It arises in all our business segments. In Retail Banking and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre to manage. The only types of banking market risk that we keep in Retail Banking and Corporate & Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk. This is where customers repay their loans at a different point than their expected maturity date or do not take the expected volume of new products. In Corporate & Investment Banking, it arises from short-term markets and lending to corporates, which we also transfer to Corporate Centre to manage. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and Income Statement volatility risk.

Our key banking market risks are:

Key risks	Description
Interest rate risk

Yield curve risk: comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-rate sensitive liabilities in interest-earning assets. We mainly measure yield curve risk with NIM and EVE sensitivities, which are measures that are commonly used in the financial services industry. We also use other risk measures, like stress testing and VaR, which we explain in the ‘Trading market risk management’ section that follows. Our NIM and EVE sensitivities cover all the material yield curve risk in our banking book balance sheet.

Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Base Rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms.

Spread risks

Spread risk arises when the value of assets or liabilities which are accounted for at fair value (either through Other Comprehensive Income or though Profit and Loss) are affected by changes in the spread. We measure these spreads as the difference between the discount rate we use to value the asset or liability, and an underlying interest rate curve. Spread risks can be split into Swap Spread (where the instrument has been issued by a Sovereign counterparty) and Credit Spread (where the instrument has been issued by for example a corporate or bank counterparty). It principally arises in the bond portfolios we hold for liquidity purposes.

We measure spread risk with sensitivities, stress tests, and VaR measures.

Foreign exchange risk

Our non-trading businesses operate mainly in sterling markets, so we do not create significant foreign exchange exposures. The only exception to this is money we raise in foreign currencies. For more on this, see ‘Wholesale funding’ in the ‘Liquidity risk’ section.

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

Risk measurement (unaudited)

For banking market risk, we mainly measure our exposures with NIM and EVE sensitivity analysis. We support this with the risk measures we explain in the ‘Trading market risk management’ section that follows. We also monitor our interest rate repricing gap.

108	Santander UK Group Holdings plc

> Market risk

NIM and EVE sensitivities

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

The limitations of sensitivities

We use sensitivities to measure the impact of standard, instantaneous, parallel shifts in relevant yield curves. The advantage of using standard parallel shifts is they generally give us a constant measure of the size of our market risk exposure, with a simple and consistent stress. This compares to specific scenarios like ‘flat rates’. The magnitude of flat rates depends on the shape of the current curve and the shift required to reach the flat rate scenario. There is one exception to the relative simplicity of parallel shifts. In order to limit negative interest rates, the yield curve may be ‘floored’. Using material parallel shocks does not always seem realistic, or it might not necessarily test the scenarios that have the most impact on us. So we run non-parallel stress tests too, to calculate the impact of some plausible non-parallel scenarios, and over various time periods for income stresses (usually one or three years).

Other ways of measuring risk

As well as using sensitivities and stress tests, we can measure banking market risk using net notional positions. This can give us a simple expression of our exposure, although it generally needs to be combined with other risk measures to cover all aspects of a risk profile, such as projected changes over time.

Other metrics we can use include VaR and Earnings at Risk (EaR). VaR can be useful because it captures changes in economic values, as we describe in the Trading market risk section below. However, VaR will not reflect the actual impact of most of our banking book assets and liabilities on our Income Statement. This is because we account for them at amortised cost rather than fair value. EaR is similar to VaR but captures changes in income rather than value. We use this approach mainly to generate a one-year EaR measure to assess Basis risk.

Stress testing

We use stress testing of market risk factors to complement the risk measurement we get from standard sensitivities.

Stress testing scenarios

Simple stress tests (like parallel shifts in relevant curves) give us clear measures of risk control and a consistent starting point for setting limits. More complex, multi-factor and multi-time period stress tests can give us information about specific potential events. They can also test various outcomes that we might not capture through parallel stresses or VaR-type measures because of data or model limitations. We can also use stress tests to estimate losses in extreme market events beyond the confidence level used in VaR models. We can adapt our stress tests to reflect current concerns such as Brexit and other macroeconomic events or changing market conditions quicker than we can with other risk measures, like VaR. We can include both individual business area stresses and Santander UK-wide scenarios.

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

Risk mitigation (unaudited)

We mitigate Income Statement volatility mainly through hedge accounting. We monitor any hedge accounting ineffectiveness that might lead to Income Statement volatility with a VaR measure and trigger, reported monthly. For our accounting policies for derivatives and hedge accounting, see Note 1 to the Consolidated Financial Statements. We typically hedge the interest rate risk of the securities we hold for liquidity and investment purposes with interest rate swaps, retaining spread exposures. These retained exposures are the key drivers of the VaR and stress tests we use to assess the risk of the portfolio.

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

Risk monitoring and reporting (unaudited)

We monitor the banking market risks of the portfolios we hold for liquidity and investment purposes using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and ERCC each month. The VaR we report captures all key sources of volatility (including interest rate and spread risks) to fully reflect the potential volatility.

Santander UK Group Holdings plc	109

Annual Report 2018 | Risk review

BANKING MARKET RISK REVIEW

2018 compared to 2017 (unaudited)

The reduction in NIM sensitivities in 2018 was largely driven by higher levels of the yield curve over the year and the base rate rise in August 2018. The NIM sensitivities also reflect balance sheet management activities undertaken to manage the net structural position of the business. Each year, we periodically review our risk models and metrics including underlying modelling assumptions to ensure they continue to reflect the risks inherent in the current rate environment and incorporate regulatory expectations. These changes in our underlying assumptions for risk measurement purposes also contributed to the movements in 2018.

The movement in EVE sensitivities in 2018 was mainly due to the balance sheet management activities, changes in our underlying modelling assumptions for risk measurement purposes, and the yield curve movements mentioned above.

The basis risk EaR in 2018 remained broadly stable.

Interest rate risk

Yield curve risk

The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both up and down) applied instantaneously to the yield curve at 31 December 2018 and 2017. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel and non-parallel shifts as well as scenarios.

	2018		2017

	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	207	(23)	212	(125)
EVE sensitivity (unaudited)	162	(124)	95	(213)

Basis risk (unaudited)

We report basis risk using the EaR approach.

	2018 £m	2017 £m
Basis risk EaR	25	24

Interest rate repricing gap (unaudited)

The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

2018	3 months £m	1 year £m	3 years £m	5 years £m	>5 years £m	Not sensitive £m	Total £m
Assets	128,173	46,354	61,946	26,048	13,705	16,607	292,833
Liabilities	194,362	16,762	23,987	13,508	23,345	23,845	295,809
Off-balance sheet	11,096	(12,204)	(2,731)	6,870	(55)	–	2,976
Net gap	(55,093)	17,388	35,228	19,410	(9,695)	(7,238)	–

2017
Assets	142,195	34,661	59,253	18,746	15,453	16,782	287,090
Liabilities	178,179	18,003	25,487	17,746	25,559	24,801	289,775
Off-balance sheet	(10,383)	(3,025)	4,364	5,636	6,093	–	2,685
Net gap	(46,367)	13,633	38,130	6,636	(4,013)	(8,019)	–

Spread risks (unaudited)

The table below shows the risk metrics covering the portfolios of securities held for liquidity and investment purposes.

	2018 £m	2017 £m
VaR	4	3
Worst three month stressed loss	190	193

110	Santander UK Group Holdings plc

> Market risk

TRADING MARKET RISK

OUR KEY TRADING MARKET RISKS (UNAUDITED)

Our main exposure to trading market risk is in Corporate & Investment Banking and it is an inherent part of providing financial services for our customers. Our exposures are mainly affected by market movements in interest rates, credit spreads, and foreign exchange. We have no exposures in Retail Banking, Corporate & Commercial Banking or Corporate Centre. Trading market risk can reduce our net income. Its effect can be seen in our Consolidated Income Statement, where it appears in the ‘Net trading and other income’ line, under ‘Net trading and funding of other items by the trading book’.

The impact of ring-fencing

As part of our ring-fencing plans, activities that can no longer be served by a ring-fenced bank were migrated to the Banco Santander London Branch in 2018. This resulted in most of our market-making activity and the associated trading market risk being transferred outside of the Santander UK group. In addition, some market risk positions have been in run-off since the start of 2018 so that we can close the trading book in our subsidiary ANTS. The implementation of ring-fencing changed our trading market risk profile at 31 December 2018, which can be seen in our VaR disclosures. At 31 December 2018, only a small amount of trading market risk from permitted products and permitted customers remains in the Santander UK ring-fenced bank.

The ring-fenced bank has two trading desks, the Link Desk and Retailed Structured Products (RSP) Desk. The Link Desk is a multi-asset trading desk facilitating the trading of ring-fenced bank permissible products (vanilla products) for those clients served by our CIB division. The aim of the desk is to provide a platform for CIB activity within the ring-fenced bank. The desk operates under an appropriate governance framework to ensure all activity adheres to ring-fencing legislation. The Link Desk will enter into hedging transactions with Relevant Financial Institutions, in accordance with ring-fencing legislation. The RSP desk provides a channel to sell CIB hedged investments (such as ISAs and other notes) to retail investors, through our UK branches and elsewhere. Notes are issued by Santander UK plc and hedged with Relevant Financial Institutions, in accordance with ring-fencing legislation. This RSP activity raises funding for the Santander UK group. There is low trading market risk associated with the trading activity as notes are hedged and a price is made before any client transaction which reflects the live execution prices of all hedge and funding unwinds.

Following the implementation of our ring-fencing plans, the majority of trading market risk is now from hedging activity and back-to-back trading, with generally smaller-sized client trading and negligible position-taking. As a result of this reduced activity, we expect to significantly reduce our trading market risk limits for 2019.

As a result of ring-fencing, and in response to the significant reduction in trading market risk in Santander UK and the corresponding reduction in market risk-related capital, we applied for and received approval from the ECB and PRA to decommission our Internal Model from 1 January 2019. The permission for an internal model was for certain trading book activity that has now been closed. For more on our Internal Model, see the ‘Capital requirement measures’ section below.

TRADING MARKET RISK MANAGEMENT

Risk appetite

Our framework for dealing with market risk is part of our overall Risk Framework. The market risk Framework sets out our high-level arrangements and minimum standards for managing, controlling and overseeing trading market risk. Our Risk Appetite sets the controls, risk limits and key risk metrics for trading market risk. The key risk metrics include a stress economic loss limit and risk-factor stress scenarios. We report these key metrics to the BRC and the ERCC each month.

Risk measurement (unaudited)

We have a range of ways of measuring trading market risk, but one of the most important is a statistical measure based on a historical simulation of events called ‘Value at Risk’ (VaR).

VaR

VaR
– VaR shows the losses that we might suffer because of unfavourable changes in the markets under normal non-stressed market conditions.
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

–  We measure Internal VaR every day, comparing the equally-weighted result with the time-weighted result and report the higher against the Santander UK and business unit level limits. The Santander UK limits were previously approved by the ERCC. Following the completion of the ring-fencing transfer scheme and the significant reduction in trading book activity, the Santander UK limits are now approved by the Market and Structural Risk Control Forum rather than ERCC. We also report our equally weighted VaR against asset class and individual desk level limits. Whenever we find a limit has been exceeded, we report it, following the market risk framework. The main classes of risk that we measure Internal VaR on are interest rate, equity and credit spread risks.

Santander UK Group Holdings plc	111

Annual Report 2018 | Risk review

Regulatory VaR and Stressed VaR

–  We use these VaR models to calculate how much capital we need to hold for trading market risk. For these calculations, we only look at the factors for which we hold approval from the ECB and PRA (as we operate under their joint supervision). For credit and foreign exchange – factors which are not approved by the PRA for our VaR capital models – we use the standardised approach to calculate how much capital to hold. We also use the standardised approach for the ring-fenced bank. For more on this, see the ‘Capital requirement measures’ section.

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

The limitations of VaR

Whilst VaR is a useful and important market standard measure of risk it does however have some limitations, these include:

–	VaR assumes what happened in the past is a reliable way to predict what will happen in the future, which may not always be the case.
–	VaR is based on positions at the end of the business day so it doesn’t include intra-day positions.
–	VaR gives no guide to how big the loss could be on the 1% of trading days that it is greater than the VaR.
–

Using a time horizon of one day means VaR does not tell us everything about exposures that we cannot liquidate or hedge within a day, or products with infrequent pricing or whose structures are more complex.

Back-testing – comparing VaR estimates with reality

In order to check that the way we estimate VaR is reasonable, we back-test our one day 99% Internal and Regulatory VaR each day by comparing them against both actual and hypothetical profits and losses, using a one-day time horizon.

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

It is not normally possible to back-test Stressed VaR, because it is not intended to tell us anything about our performance in normal conditions.

Stress testing

Stress testing is an essential part of our risk management. It helps us to measure and evaluate the potential impact on portfolio values of more extreme, although plausible, events or market moves.

Stress testing scenarios

The scenarios we use for stress testing are outlined in our trading market risk appetite and are central to the monthly Board Risk Appetite reporting. The scenarios are also part of our daily processes for setting and monitoring risk management limits. We calculate the impact of over 100 scenarios on our CIB trading books each day. Over half of these are reported against limits, and we escalate any breaches. This could lead to our front office being asked to reduce risk. The others are not calibrated to the same severity – for instance to a much longer holding period or for a completely artificial scenario - and so are not in the same limit structure.

The scenarios we create are partly inspired by past events, like the global financial crisis. They also include plausible ways that unusual market conditions could occur in the future that impact interest rates, equity prices, exchange rates and credit spreads. Stress testing helps us to see how different amounts of liquidity in the markets would affect us in a stress event, such as an equity crash. It is important to make sure that the stress result we report is as realistic as possible. For more on how we design our scenarios for stress testing see ‘Stress Testing’ in the Risk Governance section.

How we use stress testing

We use limits to manage how much risk we take. They are expressed as how much we could lose in a stress event. We need to make sure the effects of potential poor market conditions do not exceed the Risk Appetite set by the Board. We regularly inform senior managers, including the ERCC, and the BRC about the results of our stress calculations, based on our current positions.

Capital requirement measures

Whenever we make changes to our models, we assess their effect on our capital requirements. Sometimes that means we need to tell the PRA and ECB and get their approval before we can make the change.

Method	Description
The Internal Models Approach (IMA)

The PRA has given us permission to use the IMA, in line with CRR, and every three months the PRA reviews what we are doing. The IMA means we can use Regulatory and Stressed VaR and RNIV to calculate the trading market risk capital requirement for the risk factors and businesses that we have ECB and PRA approval for.

Following the implementation of the Ring-Fence Transfer Scheme and the run-off of the trading book in ANTS, we applied to the ECB and PRA and received approval for a reverse extension application in order to decommission our IMA model effective from 1 January 2019. We no longer have any trading book positions on which to calculate IMA capital requirements. All other trading book positions in the ring-fenced bank are calculated using the standardised approach.

The standardised approach

For risk factors and businesses not included in the IMA, we use the standardised approach set out by the CRR and PRA Supervisory Statements. At 31 December 2018, this amounted to 34% (2017: 11%) of our total market risk capital requirement. This increase is due to the lower level of total market risk capital from the IMA reduction at the year end.

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

Risk monitoring and reporting (unaudited)

We document and maintain a complete set of written policies, procedures and processes to help identify, assess, manage and report trading market risk.

112	Santander UK Group Holdings plc

> Market risk

TRADING MARKET RISK REVIEW

2018 compared to 2017 (unaudited)

The VaR figures show how much the fair values of all our tradeable instruments could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our net income.

As noted earlier, as part of our ring-fencing plans, activities that can no longer be served by a ring-fenced bank were migrated to the Banco Santander London Branch in 2018. This resulted in most of our market-making activity and the associated trading market risk being transferred outside of the Santander UK group. In addition, some market risk positions have been in run-off since the start of 2018 so that we can close the trading book in our subsidiary ANTS. The implementation of ring-fencing changed our trading market risk profile at 31 December 2018, which can be seen in the VaR tables below. With this reduced activity the market risk limits for 2019 will therefore be significantly reduced (VaR has reduced from £6m to £1m). At 31 December 2018, only a small amount of trading market risk from permitted products and permitted customers remains in the Santander UK ring-fenced bank.

There were no total VaR limit breaches in 2018. Following the completion of ring-fencing we saw an increase in the number of regulatory back-testing exceptions. This was due to the profit and losses on the residual activity in the trading book being driven more by non-market risk drivers, such as fee income, than by market risk drivers, such as changes in interest rates. This meant that VaR fell by more than expected, leading to a higher number of exceptions. For this increase in the number of exceptions (which was over the expected 2-3 in a 250 day period) the capital calculations used the associated CRR-required capital multipliers. As these residual trading books were in run-off, the number of exceptions reduced in Q4 2018 and from 1 January 2019 there are no longer any trading positions in these portfolios that generate trading market risk.

VaR

This table and graph shows our Internal VaR for exposure to each of the main classes of risk for 2018 and 2017.

	Year-end exposure		Average exposure		Highest exposure		Lowest exposure

Trading instruments	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Interest rate risks	0.5	2.6	1.4	2.5	3.9	3.5	0.2	1.8
Equity risks	–	0.3	0.2	0.6	0.6	2.0	–	0.2
Foreign exchange risks	0.1	0.3	0.3	0.4	0.9	1.6	–	–
Diversification offsets(1)	(0.2)	(0.7)	(0.5)	(0.8)	–	–	–	–
Total correlated one-day VaR	0.4	2.5	1.4	2.7	3.8	3.7	0.3	2.0

(1)

The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it.

Santander UK Group Holdings plc	113

Annual Report 2018 | Risk review

Liquidity risk

Overview (unaudited)

Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.

In this section, we describe our sources and uses of liquidity and how we manage liquidity risk. We also analyse our key liquidity metrics, including our LCR and our eligible liquidity pool.

We then explain our funding strategy and structure and we analyse our loan to deposit ratio (LDR) and our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.

Key metrics (unaudited)

LCR increased to 164% (2017: 120%)

Wholesale funding with maturity <1 year up to £16.8bn (2017: £14.9bn)

LCR eligible liquidity pool increased to £54.1bn (2017: £48.5bn)

Loan-to-deposit ratio increased to 116% (2017: 113%)

OUR KEY LIQUIDITY RISKS (unaudited)

Through our LRA framework, we manage our funding or structural contingent and market liquidity risks wherever they arise. This can be in retail and corporate deposit outflows, wholesale secured and unsecured liquidity outflows and off-balance sheet activities. Other risks our framework covers include funding concentrations, intra-day cash flows, intra-group commitments and support, and franchise retention.

Our main sources of liquidity

Customer deposits finance most of our customer lending. Although these funds are mostly callable, in practice they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.

We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates and investment funds. We access the wholesale funding markets through the issuance of capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 15, 28 and 29 in the Consolidated Financial Statements.

We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. We comply with rules set by the PRA, other regulators, and Banco Santander standards. While we manage, consolidate and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from. For more on our structural relationship with Banco Santander and how that impacts our liquidity management, see the Directors’ report.

Our main uses of liquidity

Our main uses of liquidity are to fund our lending in Retail Banking and Corporate & Commercial Banking, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance. We also use liquidity to pay for business combinations.

LIQUIDITY RISK MANAGEMENT

Introduction (unaudited)

In 2018 we managed liquidity risk on a consolidated basis in our CFO division, which is our centralised function for managing funding, liquidity and capital. We created our governance, oversight and control frameworks, and our LRA, on the same consolidated basis. Under this model, and the PRA’s liquidity rules, Santander UK plc and its subsidiaries ANTS and Cater Allen Limited form the Domestic Liquidity Sub-group (DoLSub), which allows the entities to collectively meet regulatory requirements. Each member of the DoLSub will support the others by transferring surplus liquidity in times of stress.

With effect from 1 January 2019, and in accordance with our ring-fence structure, Santander UK plc was granted a new DoLSub permission, withdrawing ANTS from the existing UK DoLSub. As a result, from 1 January 2019 we monitor and manage liquidity risk for the Santander UK plc group and ANTS plc separately.

We transfer liquidity risks from the products Santander UK Group Holdings plc issues, or the contracts it executes, into our subsidiaries largely through back-to-back transactions. We fund any mismatches, if needed, by ordinary share dividends from subsidiaries.

114	Santander UK Group Holdings plc

> Liquidity risk

Risk appetite

Our LRA statement is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed the rules of our regulators. In line with our liquidity management principles, we avoid an over-reliance on funding from a single product, customer or counterparty. We also maintain enough unencumbered customer assets to support current and future funding and collateral requirements, and maintain enough capacity to monetise liquid assets and other counterbalancing capacity within an appropriate timeframe.

Our LRA is proposed to the Risk division and the Board, which is then approved under advice from the Board Risk Committee. Our LRA, in the context of our overall Risk Appetite, is reviewed and approved by the Board each year, or more often if needed. From 1 January 2019, separate LRAs for Santander UK plc and for ANTS plc have been approved. These are appropriate to their individual business models and consistent with the strategy of Santander UK Group Holdings plc.

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

Our liquidity management framework is split between short-term and strategic activities. Our short-term activities focus on intra-day collateral; management and maintaining liquid assets to cover unexpected demands on cash in a stress scenario (such as large and unexpected deposit withdrawals by customers and loss of wholesale funding). Our strategic activities focus on ensuring we are not over reliant on any one source for funding and that we avoid excessive concentrations in the maturity of our funding.

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

Stress testing

We have a liquidity stress test framework in place which is central to our LRA measurement and monitoring. It includes three severe but plausible stress test scenarios. To fit with our risk appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and management actions sanctioned at the right level of governance. Additionally, a funding plan disruption stress scenario forms part of our LRA monitoring.

Our Risk division runs a range of stress tests. Our LRA stress test is a combination of three test that cover idiosyncratic, market-wide and combined scenarios. Our other tests consider scenarios such as a global economic slowdown that results in reduced confidence in the banking industry, a slowdown in one of the major economies or a deterioration in the availability of liquidity. These are considered on both an acute and protracted basis. We also run severe combined stress tests which look at both a deep and prolonged UK recession that results in a reduction in wholesale funding availability and a simultaneous idiosyncratic shock that would lead to retail and commercial outflows.

We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.

We monitor our LCR to ensure we continue to meet the requirements. Although the Basel Committee published its final Net Stable Funding Ratio (NSFR) standards in October 2014, the NSFR has not yet been implemented within the EU (unlike the LCR). As such there is no formal NSFR requirement applicable to UK or other EU banks until such time as the European Commission adopts appropriate regulatory and technical standards. Nonetheless, we monitor our NSFR on an ongoing basis and stand ready to comply with the standards once agreed.

Risk mitigation (unaudited)

The Board aims to make our balance sheet resilient at all times and for it to be perceived as such by stakeholders. This preserves our short and long-term viability. The Board recognises that as we are involved in maturity transformation, we cannot hold enough liquidity to cover all possible stress scenarios. The Board requires us to hold enough liquidity to make sure we will survive three plausible but severe stress scenarios (our LRA stress). We do this by maintaining a prudent balance sheet structure and approved liquid resources.

Recovery framework

In the event of a liquidity or capital stress, we have developed a series of actions outlined in our Recovery Plan. This enables us to respond to a wide variety of stresses, from mild to severe, in a coordinated and efficient manner. Our Recovery Plan addresses how we would manage a capital or liquidity stress. We would invoke it in response to triggers across a range of metrics falling outside threshold levels, or a qualitative assessment of potential serious risks to our financial position and balance sheet strength. All of these metrics are part of our existing risk management processes. The Recovery Plan would be invoked as early and proactively as possible in order to mitigate a stress with suitable actions.

The Recovery Plan is approved by the Board under advice from the Board Audit Committee and is subject to ongoing review and enhancement. The CFO division manages the Recovery Plan and the operational continuity process.

Risk monitoring and reporting (unaudited)

We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the Board Risk Committee.

Santander UK Group Holdings plc	115

Annual Report 2018 | Risk review

LIQUIDITY RISK REVIEW (UNAUDITED)

2018 compared to 2017

–

Throughout 2018 we maintained robust risk management controls to monitor and manage the levels of our eligible liquidity pool and encumbrance. The LCR increased to 164% at 31 December 2018 (2017: 120%), This increase reflects prudent planning and some pre-funding of our 2019 wholesale funding requirements. The lower USD balance reported in the eligible liquidity pool reflects the impact of ring-fencing on our liquidity requirements.

–

Our LCR eligible liquidity pool significantly exceeded our wholesale funding of less than one year, with a coverage ratio of 322% at 31 December 2018 (2017: 326%). The coverage ratio was broadly flat year on year, but continues to be volatile due to the management of normal short-term business commitments.

–	The LRA increased 29%, reflecting prudent planning and some pre-funding of our 2019 wholesale funding requirements offsetting an increase in the severity of the stress scenarios.

Liquidity Coverage Ratio

This table shows our LCR and LRA at 31 December 2018 and 2017. It reflects the stress testing methodology in place at that time.

	LCR		LRA(1)

	2018	2017	2018	2017

	£bn	£bn	£bn	£bn
Eligible liquidity pool (liquidity value)	53.0	47.4	52.2	45.7
Net stress outflows	(32.4)	(39.7)	(32.1)	(34.7)
Surplus	20.6	7.7	20.1	11.0
Eligible liquidity pool as a percentage of anticipated net cash flows	164%	120%	163%	132%

(1)	The LRA is a three-month Santander UK specific requirement.

LCR eligible liquidity pool

This table shows the carrying value and liquidity value of our eligible liquidity pool assets at 31 December 2018 and 2017. It also shows the weighted average carrying value in the year.

	Carrying value		Liquidity value(1)		Weighted average carrying value in the year

	2018	2017	2018	2017	2018	2017

	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	22.4	30.9	22.4	30.9	24.4	23.6
Government bonds	26.1	12.5	25.7	12.3	16.8	19.6
Supranational bonds and multilateral development banks	1.1	1.0	1.1	1.0	1.1	1.1
Covered bonds	2.7	2.7	2.5	2.3	2.6	2.7
Asset-backed securities	1.7	0.6	1.3	0.5	1.4	0.8
Equities	0.1	0.8	–	0.4	2.1	1.1
	54.1	48.5	53.0	47.4	48.4	48.9

(1)	Liquidity value is the carrying value with the applicable LCR haircut applied.

Currency analysis

This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2018 and 2017, the composition of the pool is consistent with the currency profile of our net liquidity outflows.

	US Dollar £bn	Euro £bn	Sterling £bn	Other £bn	Total £bn
2018	5.3	3.9	42.2	2.7	54.1
2017	9.2	1.8	36.7	0.8	48.5

Composition of the eligible liquidity pool

This table shows the allocation of the carrying value of the assets in our eligible liquidity pool for LRA and LCR purposes at 31 December 2018 and 2017.

	2018					2017

	LCR eligible liquidity pool				Of which	LCR eligible liquidity pool				Of which

	Level 1 £bn	Level 2A £bn	Level 2B £bn	Total £bn	LRA eligible £bn	Level 1 £bn	Level 2A £bn	Level 2B £bn	Total £bn	LRA eligible £bn
Cash and balances at central banks	22.4	–	–	22.4	21.8	30.9	–	–	30.9	30.3
Government bonds:
– AAA to AA-	23.6	–	–	23.6	23.3	11.0	–	–	11.0	11.0
– A+ to A	–	2.5	–	2.5	2.5	–	1.5	–	1.5	1.5
Supranational bonds and multilateral development banks:
– AAA to AA-	1.1	–	–	1.1	1.1	1.0	–	–	1.0	1.0
Covered bonds:
– AAA to AA-	1.6	1.1	–	2.7	2.7	1.5	1.2	–	2.7	2.7
Asset-backed securities:
– AAA to AA-	–	–	1.7	1.7	1.7	–	–	0.6	0.6	0.6
Equities	–	–	0.1	0.1	0.1	–	–	0.8	0.8	0.8
	48.7	3.6	1.8	54.1	53.2	44.4	2.7	1.4	48.5	47.9

116	Santander UK Group Holdings plc

> Liquidity risk

FUNDING RISK MANAGEMENT

Funding strategy (unaudited)

Our funding strategy continues to be based on maintaining a conservatively-structured balance sheet and diverse sources of funding to meet the need of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.

Most of our funding comes from customer deposits. We source the rest from a mix of secured and unsecured funding in the wholesale markets. Overall, this means that we do not rely too heavily on wholesale funds. This is reflected in our LDR ratio which we monitor against budget each month. At the same time, it makes sure we do not concentrate our sources of funding too much on any one product. We also have checks and controls to limit our asset encumbrance from our secured funding operations. As part of maintaining a diverse funding base, we raise funding in a number of currencies, including euro and USD, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.

Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. Around 90% of our total core retail customer liabilities are covered by the Financial Services Compensation Scheme (the FSCS).

Behavioural maturities

The contractual maturity of our balance sheet assets and liabilities highlights the maturity transformation that underpins the role of banks to lend long term, but to fund themselves mainly with shorter-term liabilities, like customer deposits. We do this by diversifying our funding operations across a wide customer base, both in numbers and by type of depositor. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. We model behaviour profiles using our experience of customer behaviour. We use this data to determine the funds transfer pricing interest rates at which we reward and charge our business units for sources and uses of funds. We apply this rate until a customer changes onto a different product or service offered by us or by one of our competitors.

We continue to improve the quality of our retail, commercial and wholesale deposits. We aim to deepen our customer relationships across all customer segments. We do this to lengthen the contractual and behavioural profile of our liability base.

Deposit funding

We mainly fund our Retail Banking and Corporate & Commercial Banking activities by customer deposits. We fund the rest through wholesale markets.

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

Santander UK is a single point of entry resolution group. This means that resolution would work downwards from the group’s holding company (i.e. Santander UK Group Holdings plc). Losses in subsidiaries would first be transferred up to Santander UK Group Holdings plc. If the holding company is bankrupt as a result, the group needs resolving. The ‘bail in’ tool is applied to the holding company, with the equity being written off and bonds written off or converted into equity as needed to recapitalise the group. Those bondholders would become the new owners, and the group would stay together.

Santander UK Group Holdings plc is the immediate holding company of Santander UK plc and offers no guarantee to them. This structure is a Bank of England recommended configuration which aims to resolve banks without disrupting the activities of their operating companies, thereby maintaining continuity of services for customers.

Composition of wholesale funding (unaudited)

We are active in the wholesale markets and we have direct access to both money market and long-term investors through our funding programmes. This makes our wholesale funding well diversified by product, maturity, geography and currency. This includes currencies available across a range of channels from money markets, repo markets, senior unsecured, secured, medium-term and capital. For details of our main programmes, see the Funding Information section of our website www.santander.co.uk/uk/about-santander-uk/investor-relations/funding-information.

Following the implementation of our ring-fencing plan, Santander UK plc is now our main operating company issuer of senior unsecured debt, structured notes, short-term funding and covered bonds. Santander UK Group Holdings plc is the issuer of capital and MREL/Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt.

We also access the wholesale markets through securitisations of certain assets of the Santander UK group’s operating subsidiaries. In addition, we have access to UK Government funding schemes. Eligible collateral for these schemes includes all collateral that is eligible in the Bank of England’s Discount Window Facility. We ensure that sufficient collateral is placed and available at the Discount Window.

Santander UK Group Holdings plc	117

Annual Report 2018 | Risk review

FUNDING RISK REVIEW

2018 compared to 2017 (unaudited)

–

Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings. 2018 presented a challenging market environment for issuance, debt capital markets experienced pockets of volatility throughout the year. However, despite the continuing backdrop of global geo-political turbulence and the ongoing concerns around Brexit, the credit markets remained open and we saw good demand from investors for high quality paper, though at wider credit spreads. The bulk of funding in 2018 was done in the first half of the year, taking advantage of the more positive market conditions.

–	In 2018, our total term funding was £17.1bn (2017: £11.8bn), of which £14.8bn (2017: £7.3bn) was medium-term issuance and £2.3bn (2017: £4.0bn) was from the UK Government’s Term Funding Scheme (TFS).
–

The £14.8bn medium-term funding included £2.7bn of senior unsecured notes from the Company, £4.5bn of senior unsecured notes, £4.3bn of covered bonds and £3.3bn of securitisations from our operating company Santander UK plc.

–

Maturities in 2018 were £6.9bn (2017: £13.1bn). At 31 December 2018, 77% (2017: 75%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 37 months (2017: 43 months). The total drawdown outstanding from the TFS was £10.8bn (2017: £8.5bn) and the total drawdowns of UK Treasury Bills under the FLS were at £1.0bn (2017: £3.2bn).

–

Customer deposits decreased £3.8bn, with lower corporate deposits and management pricing actions contributing to a reduction in retail savings products. This was partially offset by a £0.9bn increase in personal current account balances.

–	Our level of encumbrance from external and internal issuance of securitisations and covered bonds remained broadly static in 2018, as planned.

Reconciliation of wholesale funding to the balance sheet

This table reconciles our wholesale funding to our balance sheet at 31 December 2018 and 2017.

		Balance sheet line item

2018	Funding analysis £bn	Deposits by banks £bn	Defined by customers(1) £bn	Repurchase agreements – non trading(2) £bn	Trading liabilities £bn	Financial liabilities designated at fair value £bn	Debt securities in issue £bn	Subordinated liabilities £bn	Other equity instruments and non- controlling interests(3) £bn
Deposits	1.0	1.0	–	–	–	–	–	–	–
Certificates of deposit and commercial paper	6.4	–	–	–	–	–	6.4	–	–
Senior unsecured – public benchmark	21.3	–	–	–	–	–	21.3	–	–
– privately placed	4.0	–	–	–	–	1.0	3.0	–	–
Covered bonds	16.6	–	–	–	–	–	16.6	–	–
Securitisation and structured issuance	7.8	–	0.5	2.2	–	–	5.1	–	–
Term Funding Scheme	10.8	10.8	–	–	–	–	–	–	–
Subordinated liabilities and equity	5.3	–	–	–	–	–	–	3.0	2.3
Total wholesale funding	73.2	11.8	0.5	2.2	–	1.0	52.4	3.0	2.3
Repos	10.8	–	–	8.7	–	2.1	–	–	–
Foreign exchange and hedge accounting	4.1	–	–	–	–	–	3.5	0.6	–
Other	9.2	6.0(4)	–	–	–	3.2	–	–	–
Balance sheet total	97.3	17.8	0.5	10.9	–	6.3	55.9	3.6	2.3

2017
Deposits by banks	0.3	0.2	–	–	–	0.1	–	–	–
Certificates of deposit and commercial paper	8.0	–	–	–	–	0.4	7.6	–	–
Senior unsecured – public benchmark	17.8	–	–	–	–	–	17.8	–	–
– privately placed	3.1	–	–	–	–	1.1	2.0	–	–
Covered bonds	14.2	–	–	–	–	–	14.2	–	–
Securitisation and structured issuance	5.5	–	0.5	1.0	–	–	4.0	–	–
Term Funding Scheme	8.5	8.5	–	–	–	–	–	–	–
Subordinated liabilities and equity	5.5	–	–	–	–	–	–	3.2	2.3
Total wholesale funding	62.9	8.7	0.5	1.0	–	1.6	45.6	3.2	2.3
Repos	25.6	–	–	0.1	25.5	–	–	–	–
Foreign exchange and hedge accounting	3.9	–	–	–	–	–	3.3	0.6	–
Other	10.3	4.0(4)	–	–	5.6(5)	0.7	–	–	–
Balance sheet total	102.7	12.7	0.5	1.1	31.1	2.3	48.9	3.8	2.3

(1)	This is included in our balance sheet total of £173,692m (2017: £177,421m).
(2)

From 1 January 2018, the non-trading repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are re-presented accordingly.

(3)

Consists of £14m (2017: £14m) fixed/floating rate non-cumulative callable preference shares, £235m (2017: £235m) Step-up Callable Perpetual Reserve Capital Instruments and £2,041m (2017: £2,041m) Perpetual Capital Securities (net of issuance costs). See Notes 34 and 35 to the Consolidated Financial Statements.

(4)	Other consists of items in the course of transmission and other deposits, excluding the TFS. See Note 26 to the Consolidated Financial Statements.
(5)	Short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 23 to the Consolidated Financial Statements.

118	Santander UK Group Holdings plc

> Liquidity risk

Maturity profile of wholesale funding

This table shows our main sources of wholesale funding. It does not include securities financing repurchase agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1	>1 and	>3 and	>6 and	>9 and	Sub-total	>1 and	>2 and

	month	≤3 months	≤6 months	≤9 months	≤12 months	≤1 year	≤2 years	≤5 years	>5 years	Total

2018	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	0.8	6.2	1.7	8.7
– privately placed	–	–	–	–	–	–	–	–	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	–	–	0.5	–	0.3	0.8	–	0.8	1.5	3.1
	–	–	0.5	–	0.3	0.8	0.8	7.0	3.3	11.9
Santander UK plc
Deposits by banks	–	1.0	–	–	–	1.0	–	–	–	1.0
Certificates of deposit and commercial paper	1.5	3.6	1.1	0.1	0.1	6.4	–	–	–	6.4
Senior unsecured – public benchmark	0.8	1.5	–	0.6	–	2.9	4.8	3.5	1.4	12.6
– privately placed	–	–	1.0	0.3	–	1.3	1.8	0.4	0.4	3.9
Covered bonds	–	–	–	1.4	–	1.4	2.8	8.4	4.0	16.6
Securitisation and structured issuance(2)	0.8	0.6	0.6	0.2	0.4	2.6	0.8	2.5	–	5.9
Term Funding Scheme	–	–	–	–	–	–	4.5	6.3	–	10.8
Subordinated liabilities	–	–	–	–	–	–	–	0.9	1.3	2.2
	3.1	6.7	2.7	2.6	0.5	15.6	14.7	22.0	7.1	59.4
Other group entities
Securitisation and structured issuance(3)	–	0.1	0.1	0.1	0.1	0.4	0.4	1.1	–	1.9

Total at 31 December 2018	3.1	6.8	3.3	2.7	0.9	16.8	15.9	30.1	10.4	73.2
Of which:
– Secured	0.8	0.7	0.7	1.7	0.5	4.4	8.5	18.3	4.0	35.2
– Unsecured	2.3	6.1	2.6	1.0	0.4	12.4	7.4	11.8	6.4	38.0
	3.1	6.8	3.3	2.7	0.9	16.8	15.9	30.1	10.4	73.2

Total at 31 December 2017	4.8	3.9	3.3	1.4	1.5	14.9	7.9	28.9	11.2	62.9
Of which:
– Secured	0.9	–	1.4	–	1.3	3.6	2.9	18.3	3.4	28.2
– Unsecured	3.9	3.9	1.9	1.4	0.2	11.3	5.0	10.6	7.8	34.7
	4.8	3.9	3.3	1.4	1.5	14.9	7.9	28.9	11.2	62.9

(1)

95% of Senior Unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.

(2)	Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)	Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Currency composition of wholesale funds

This table shows our wholesale funding by major currency at 31 December 2018 and 2017.

	2018				2017

	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other

	%	%	%	%	%	%	%	%
Santander UK Group Holdings plc
Senior unsecured – public benchmark	11	65	22	2	9	67	22	2
– privately placed	–	–	–	100	–	–	–	100
Subordinated liabilities and equity (incl. AT1)	68	32	–	–	68	32	–	–
	26	56	16	2	28	54	14	4
Santander UK plc
Deposits by banks	3	97	–	–	27	73	–	–
Certificates of deposit and commercial paper	48	52	–	–	89	10	–	1
Senior unsecured – public benchmark	11	56	33	–	9	49	42	–
– privately placed	13	12	72	3	7	19	70	4
Covered bonds	50	–	49	1	47	–	52	1
Securitisation and structured issuance	61	35	4	–	80	20	–	–
Term Funding Scheme	100	–	–	–	100	–	–	–
Subordinated liabilities	49	51	–	–	52	48	–	–
	48	25	26	1	49	19	32	–
Other group entities
Deposits by banks	–	–	–	–	–	100	–	–
Certificates of deposit and commercial paper	–	–	–	–	34	65	1	–
Securitisation and structured issuance	89	11	–	–	91	–	9	–
	89	11	–	–	47	50	3	–
Total	46	30	24	–	45	28	25	2

Santander UK Group Holdings plc	119

Annual Report 2018 | Risk Review

Term issuance

In 2018, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total 2018	Total 2017

	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	0.5	1.5	0.7	–	2.7	2.0
– privately placed	–	–	–	–	–	0.1
Subordinated debt and equity (incl. AT1)	–	–	–	–	–	0.5
	0.5	1.5	0.7	–	2.7	2.6
Santander UK plc
Securitisations and other secured funding	1.4	1.5	–	–	2.9	0.5
Covered bonds	2.5	–	1.8	–	4.3	2.3
Senior unsecured – public benchmark	0.4	2.5	–	–	2.9	1.1
– privately placed	0.3	–	1.3	–	1.6	0.1
Term Funding Scheme	2.3	–	–	–	2.3	4.0
	6.9	4.0	3.1	–	14.0	8.0
Other group entities
Securitisations	0.4	–	–	–	0.4	1.2

Total gross issuances	7.8	5.5	3.8	–	17.1	11.8

Loan-to-deposit ratio

This table shows our customer loans, deposits and LDR at 31 December 2018 and 2017. The business segments data excludes fair value loans, impairment loss allowances, accrued interest and other. The total data includes them but excludes repurchase agreements.

	2018			2017

	Customer loans £bn	Customer deposits £bn	LDR %	LDR %
Retail Banking	172.8	142.1	122	113
Corporate & Commercial Banking	17.7	17.6	101	104
Corporate & Investment Banking	4.6	4.8	96	133
Corporate Centre	4.8	7.6	63	174
Total customer loans and deposits(2)	199.9	172.1	116	113
Adjust for: fair value loans, impairment loss allowances, accrued interest and other	1.7	1.6
Statutory loans and advances to customers/deposits by customers(1)	201.6	173.7
Total	201.6	173.7

(1)	The customer loans and customer deposits numbers are the amounts disclosed in the Consolidated Balance Sheet.
(2)	We calculate the total LDR as loans and advances to customers divided by deposits by customers.

Encumbrance (unaudited)

We have encumbered an asset if we have pledged it as collateral against an existing liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce future funding needs. Being able to pledge assets as collateral is an integral part of a financial institution’s operations. We do various things that lead to asset encumbrance. These include where we:

–	Enter into securitisation, covered bonds, and repurchase agreements (including central bank programmes) to access medium and long-term funding
–	Enter into short-term funding transactions. These include repurchase agreements and stock borrowing transactions as part of our operational liquidity management
–	Pledge collateral as part of participating in payment and settlement systems
–	Post collateral as part of derivatives activity.

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

Loans and advances to customers are only classified as readily available for encumbrance if they are already in a form we can use to raise funding without any other actions on our part. This includes excess collateral that is already in a secured funding structure. It also includes collateral that is pre-positioned at central banks and is available for use in secured funding.

All other loans and advances are classified as not readily available for encumbrance, however, may still be suitable for use in secured funding structures.

120	Santander UK Group Holdings plc

> Liquidity risk

Encumbrance of customer loans and advances

We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes. We have raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages.

For more on these programmes, see Notes 15 and 37 to the Consolidated Financial Statements.

On-balance sheet encumbered and unencumbered assets

	Encumbered with counterparties other than central banks				Assets	Unencumbered assets not pre-positioned with central banks

					positioned		Other

	Covered	Securitis-			at central	Readily	available	Cannot be		Total

	bonds	ations	Other	Total	banks(4)	available	assets	encumbered	Total	assets

2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	–	–	1,080	1,080	636	22,464	–	–	23,100	24,180
Financial assets at FVTPL:
– Derivative financial instruments	–	–	–	–	–	–	–	5,321	5,321	5,321
– Other financial assets at FVTPL	–	–	–	–	–	–	–	6,137	6,137	6,137
Financial assets at amortised cost:
– Loans and advances to customers	21,240	14,454	256	35,950	52,497	71,942	20,943	20,287	165,669	201,619
– Loans and advances to banks	–	–	402	402	–	–	–	3,113	3,113	3,515
– Repurchase agreements- non trading(3)	–	–	–	–	–	–	–	21,127	21,127	21,127
– Other financial assets at amortised cost	–	–	3,763	3,763	–	3,465	–	–	3,465	7,228
Financial assets at FVOCI	–	–	5,825	5,825	–	7,477	–	–	7,477	13,302
Interests in other entities	–	–	–	–	–	–	–	88	88	88
Intangible assets	–	–	–	–	–	–	–	1,814	1,814	1,814
Property, plant and equipment	–	–	–	–	–	–	1,835	–	1,835	1,835
Current tax assets	–	–	–	–	–	–	–	106	106	106
Retirement benefit assets	–	–	–	–	–	–	–	842	842	842
Other assets	–	–	–	–	–	–	–	2,267	2,267	2,267
Total assets	21,240	14,454	11,326	47,020	53,133	105,348	22,778	61,102	242,361	289,381

2017(5)
Cash and balances at central banks(1)(2)	–	–	1,010	1,010	395	31,366	–	–	31,761	32,771
Trading assets	–	–	17,092	17,092	–	903	–	12,560	13,463	30,555
Derivative financial instruments	–	–	–	–	–	–	–	19,942	19,942	19,942
Other financial assets at FVTPL	–	–	–	–	–	1,405	691	–	2,096	2,096
Loans and advances to banks(3)	–	–	105	105	–	–	–	3,361	3,361	3,466
Loans and advances to customers(3)	18,891	16,530	31	35,452	57,644	64,412	20,459	21,365	163,880	199,332
Repurchase agreements-non trading(3)	–	–	–	–	–	–	–	2,614	2,614	2,614
Financial investments	–	–	6,755	6,755	–	10,856	–	–	10,856	17,611
Interests in other entities	–	–	–	–	–	–	–	73	73	73
Intangible assets	–	–	–	–	–	–	–	1,742	1,742	1,742
Property, plant and equipment	–	–	–	–	–	–	1,598	–	1,598	1,598
Retirement benefit assets	–	–	–	–	–	–	–	449	449	449
Other assets	–	–	–	–	–	–	–	2,511	2,511	2,511
Total assets	18,891	16,530	24,993	60,414	58,039	108,942	22,748	64,617	254,346	314,760

(1)	Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)

From 1 January 2018, the non-trading repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are re-presented accordingly.

(4)	Comprises pre-positioned assets and encumbered assets.
(5)	2017 data has been restated as a result of enhancement to the internal methodology for reporting encumbered and unencumbered assets.

Santander UK Group Holdings plc	121

Annual Report 2018 | Risk review

Capital risk

Overview (unaudited)

Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations, including dividend and AT1 distributions.

In this section, we set out how we are regulated. We also give details of the impact of IFRS 9 on regulatory capital, and the results of the Bank of England’s 2018 stress testing exercise. We explain how we manage capital on a standalone basis as a subsidiary in the Banco Santander group.

We then analyse our capital resources and key capital ratios including our leverage and RWAs.

Key metrics (unaudited) CET1 capital ratio of 13.2% (2017: 12.2%) Total capital resources decreased to £15.0bn (2017: £15.5bn) UK leverage ratio of 4.5% (2017: 4.4%)

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as a member of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco Santander group, we do not have a guarantee from our immediate and ultimate parent Banco Santander SA and we operate as an autonomous subsidiary. As we are part of the UK sub-group that is regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments. Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes. The basis of consolidation for our capital disclosures is substantially the same as for our Consolidated Financial Statements. Following the implementation of our ring-fencing plans, with effect from 1 January 2019 Santander UK plc is now the head of the ring-fenced bank sub-group and is subject to regulatory capital and leverage rules.

CAPITAL RISK MANAGEMENT

The Board is responsible for capital management strategy and policy and ensuring that our capital resources are monitored and controlled within regulatory and internal limits. We manage our funding and maintain capital adequacy on a standalone basis. We operate within the capital risk framework and appetite approved by our Board. This reflects the commercial environment we operate in, our strategy for each material risk and the potential impact of any adverse scenarios or stresses on our capital position.

Management of capital requirements

Our capital risk appetite aims to maintain capital levels appropriate to the level of stress applied, and the expected regulatory response. In:

–	An adverse economic stress, which we might expect to occur once in 20 years, the firm should remain profitable and exceed all regulatory capital minimums at all times.
–

A very severe economic stress, which we might expect to occur once in 100 years, and which has been designed to test any specific weaknesses of a firm’s business model, the firm should meet all regulatory capital minimums at all times. This is subject to the use of regulatory buffers designed for such a stress.

Management of capital resources

We use a mix of regulatory and EC ratios and limits, internal buffers and restrictions to manage our capital resources. We also take account of the costs of differing capital instruments and capital management techniques. We also use these to shape the best structure for our capital needs. We decide how to allocate our capital resources as part of our strategic planning process. We base this in part on the relative returns on capital using both economic and regulatory capital measures.

We plan for severe stresses and we set out what action we would take if an extremely severe stress threatened our viability and solvency. This could include not paying dividends, selling assets, reducing our business and issuing more capital.

Risk measurement

We apply Banco Santander’s approach to capital measurement and risk management for CRD IV. As a result, Santander UK Group Holdings plc is classified as a significant subsidiary of Banco Santander SA.

Key metrics (unaudited)

The main metrics we use to measure capital risk are:

Key risk metrics	Description
CET1 capital ratio	CET1 capital divided by RWAs.
Total capital ratio	CRD IV end-point Tier 1 capital divided by RWAs.
UK leverage ratio	CRD IV end-point Tier 1 capital divided by leverage exposure.

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

122	Santander UK Group Holdings plc

> Capital risk

Risk mitigation

We have designed our capital risk framework, policies and procedures to ensure that we operate within our risk appetite. We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, and UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries. For details on our Recovery framework in the event of a capital stress, see the risk mitigation section in the ‘Liquidity risk’ section.

Risk monitoring and reporting

We monitor and report regularly against our capital plan. We do this to identify any change in our business performance that might affect our capital. Every month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.

CAPITAL RISK REVIEW

2018 compared to 2017 (unaudited)

Our CET1 capital ratio increased 100bps to 13.2% at 31 December 2018 (2017: 12.2%), with ongoing capital accretion and risk management initiatives leaving us strongly capitalised in the current environment. CET1 capital was broadly in line with the prior year at £10.4bn, with dividend payments largely offset by ongoing capital accretion through retained profits. Our total capital ratio increased to 19.1% at 31 December 2018 (2017: 17.8%).

RWAs decreased £8.2bn, largely as a result of ring-fence transfers (£5.5bn), risk management initiatives (£3.0bn) and the widening of scope of our large corporate risk model earlier in the year. This was partially offset by higher RWAs in the Corporate Centre.

–	Retail Banking RWAs increased in line with customer loan growth.
–

Corporate & Commercial Banking RWAs decreased 12%, largely as a result of ring-fence implementation and risk management initiatives, including SRT securitisations. These actions have positioned the bank prudently, though they will have an economic impact in 2019.

–

Corporate & Investment Banking RWAs decreased 56% to £7.2bn largely as a result of ring-fence transfers and risk management initiatives. Other assets and liabilities of £21.5bn and £20.7bn, primarily relating to derivative contracts, were transferred to Banco Santander London Branch in July 2018. RWAs attributable to customer loans were £5.2bn (2017: £7.2bn). These actions will result in significantly lower future profits for this segment.

–

Corporate Centre RWAs were higher at £8.4bn, due to increases in counterparty risk with more concentrated exposures to Banco Santander London Branch, following derivative business transfers as part of ring-fence implementation. RWAs attributable to non-core customer loans amounted to £1.7bn (2017: £1.0bn) following an increase in Social Housing risk-weights.

Impact of IFRS 9 on regulatory capital

The implementation of IFRS 9 on 1 January 2018 resulted in an initial reduction in our CET1 capital ratio by 8 basis points to 12.13% which, following the application of EU transitional arrangements for the capital impact of IFRS 9, reduced to 12.16%. As a result, the adoption of IFRS 9 did not have a material impact on our capital position.

As our ECL methodology takes account of forward-looking data covering a range of possible economic outcomes, ECL-based provisioning is expected to be more volatile than IAS 39 incurred loss-based provisioning and consequently is likely to impact our CET1 capital levels, resulting in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of expected losses over provisions for exposures using IRB approaches. For such exposures (which include residential mortgages) the adverse impact to CET1 capital of provision increases from reserve movements is offset by the associated reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Furthermore, the EU transitional arrangements for the capital impact of IFRS 9 mean that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 are partially reduced until the end of 2022.

We reflect projections of ECL-based provisions in our capital position forecasting under base case and stress scenarios for ICAAP and capital management purposes and consider the impact of the dynamics of ECL in how we assess, monitor and manage capital risk. We expect IFRS 9 ECL charges to be more volatile than IAS 39 incurred losses. This could result in material favourable and unfavourable swings to our Income Statement. Whilst the initial impacts of IFRS 9 were based on estimates prepared in a supportive economic environment, a period of economic instability could significantly impact our Income Statement and the net carrying amount of our financial assets. It could also impact the amount of capital we have to hold. We take into account the volatility of ECL in our capital planning strategy.

Bank of England stress testing

The results of the latest round of PRA stress tests were released in November 2018. With a stressed CET1 ratio of 10.9% after allowed management actions, on an IFRS 9 transitional basis, we significantly exceeded the PRA threshold requirement of 7.5%. Additionally, with a stressed leverage ratio of 3.9% we exceeded the PRA threshold requirement of 3.26%.

Since the introduction of IFRS 9 on 1 January 2018, the stress test results are published on an IFRS 9 transitional and non-transitional basis, over a five-year stress period to the end of 2022. On an IFRS 9 transitional basis, our lowest post-stress CRD IV end-point CET1 capital ratio was modelled to be 10.8% before management actions and 10.9% after allowed management actions. On an IFRS 9 non-transitional basis, our lowest post-stress CRD IV end-point CET1 capital ratio was modelled to be 9.5% before management actions and 9.7% after allowed management actions. These results are significantly in excess of the CET1 hurdle rate established by the Bank of England of 7.5% on an IFRS 9 transitional basis, and 7.7% on an IFRS 9 non-transitional basis.

For the third year in a row, we had the lowest stressed CET1 ratio impact of all participating firms, demonstrating our resilient balance sheet and prudent approach to risk.

The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% together with a Pillar 2A CET1 requirement, an estimate of the applicable Systemic Risk Buffer and an adjustment to offset the pro-cyclical impacts of IFRS 9. We expect that a Pillar 2A requirement of 3.1% and Systemic Risk Buffer will be set in Q1 2019.

On an IFRS 9 transitional basis, our lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2022, was modelled to be 3.9% both before and after management actions. On an IFRS 9 non-transitional basis, our lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2022, was modelled to be 3.4% both before and after management actions. We exceeded the leverage threshold established by the Bank of England of 3.26% on an IFRS 9 transitional and 3.25% on an IFRS 9 non-transitional basis. Our leverage ratio was 4.5% at 31 December 2018, broadly consistent with our ratio of 4.4% at 31 December 2017. At 31 December 2018, our leverage exposure was £275.6bn.

Santander UK Group Holdings plc	123

Annual Report 2018 | Risk review

Meeting evolving capital requirements

We target a CET1 management buffer that is of sufficient size to absorb market volatility and changes in the regulatory minimum requirement, such as application of any dynamic countercyclical capital buffer (CCyB).

At 31 December 2018, our 7% AT1 permanent write down (PWD) securities benefitted from a £4.9bn (6.2% RWA) CET1 buffer above the 7% trigger. The current CET1 buffer to restrictions on distributions (maximum distributable amount) is £9.0bn (10.6% RWA).

In June 2018 the Bank of England confirmed Santander UK’s non-binding indicative Minimum Requirement for Eligible Liabilities (MREL) requirements. MREL requirements over and above regulatory capital requirements (MREL recapitalisation requirements) are phased in from 2019, and become fully implemented in 2022. We have made major progress to meet MREL recapitalisation requirements. We have issued £9.2bn MREL compliant senior unsecured bonds to date and we are in excess of our January 2019 requirement of £5.8bn (7.4% RWA). Our forward-looking MREL recapitalisation glide path assumes the Pillar 2A requirement remains at 5.6% and is calculated using RWA and UK leverage exposures at 31 December 2018. Based on this set of assumptions, our MREL requirements are driven by leverage from 2019 and switching to the RWA measure from 2022. Santander UK’s indicative MREL excluding CRD IV buffer is currently expected to be 27.2% of RWAs from 1 January 2022. Assuming the current glide path by 2022, we expect to issue a further £4.4bn of senior unsecured bonds to cover the maturities and meet our total 2022 MREL recapitalisation requirement of £10.7bn (13.6% RWA). In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group Holdings plc senior unsecured paper that is due to become MREL ineligible over the following six months.

Key capital ratios (unaudited)

	Santander UK Group Holdings plc		Santander UK plc

	2018%	2017%	2018%	2017%
CET1 capital ratio	13.2	12.2	13.2	12.2
AT1	2.6	2.3	2.2	2.4
Grandfathered Tier 1	0.4	0.5	0.8	0.8
Tier 2	2.9	2.8	4.1	3.8
Total capital ratio	19.1	17.8	20.3	19.2

The total capital difference between Santander UK Group Holdings plc and Santander UK plc was due to the recognition of minority interests. The total subordination available to Santander UK plc bondholders was 20.3% (2017: 19.7%) of RWAs.

Regulatory capital resources

This table shows our regulatory capital.

	2018 £m	2017 £m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,439	6,399
– Accumulated other reserves and non-controlling interests	431	453
CET1 capital before regulatory adjustments	13,930	13,912
CET1 regulatory adjustments:
– Additional value adjustments	(42)	(70)
– Goodwill (net of tax)	(1,161)	(1,165)
– Other intangibles	(610)	(539)
– Fair value reserves related to gains or losses on cash flow hedges	(251)	(228)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(599)	(748)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(67)	(13)
– Deferred tax assets that rely on future profitability excluding timing differences	(20)	(25)
– Defined benefit pension fund assets	(631)	(333)
– Dividend accrual	(18)	(19)
– IFRS 9 Transitional Adjustment	21	–
– Deduction for non-controlling interests	(151)	(152)
CET1 capital	10,401	10,620
AT1 capital instruments:
– Capital instruments	2,041	2,041
– Amount of qualifying items subject to phase out from AT1	593	707
– Regulatory deductions for instruments issued by subsidiary undertakings	(268)	(301)
AT1 capital	2,366	2,447
Tier 1 capital	12,767	13,067
Tier 2 capital instruments:
– Capital instruments	2,888	2,749
– Amount of qualifying items subject to phase out from Tier 2	369	587
– Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation	(986)	(915)
Tier 2 capital	2,271	2,421
Total regulatory capital(1)	15,038	15,488

(1)	Capital resources include a transitional IFRS 9 benefit at 31 December 2018 of £21m (1 January 2018: £18m).

124	Santander UK Group Holdings plc

> Capital risk

Movements in regulatory capital (unaudited):

	CET1 capital £m	AT1 capital £m	Tier 2 capital £m	Total £m
At 1 January 2018	10,620	2,447	2,421	15,488
– Retained earnings	40	–	–	40
– Other reserves and non-controlling interests	(22)	–	–	(22)
– Additional value adjustments	28	–	–	28
– Goodwill (net of tax)	4	–	–	4
– Other intangibles	(71)	–	–	(71)
– Fair value reserves related to gains and losses on cash flow hedges	(23)	–	–	(23)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	149	–	–	149
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(54)	–	–	(54)
– Deferred tax assets that rely on future profitability excluding timing differences	5	–	–	5
– Defined benefit pension fund assets	(298)	–	–	(298)
– Dividend accrual	1	–	–	1
– Deductions for non-controlling interests	1	–	–	1
– Capital instruments	–	–	139	139
– IFRS 9 Transitional Adjustment	21	–	–	21
– Amount of qualifying items subject to phase out from AT1	–	(114)	–	(114)
– Amount of qualifying items subject to phase out from Tier 2	–	–	(218)	(218)
– Deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation	–	33	(71)	(38)
At 31 December 2018	10,401	2,366	2,271	15,038

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

Tier 2 capital

These are fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital is being phased out under CRD IV.

Risk-weighted assets (unaudited)

The tables below are consistent with our regulatory filings for 2018 and 2017.

RWAs by risk	2018 £bn	2017 £bn
Credit risk	67.7	69.2
Counterparty risk	2.5	6.7
Market risk	1.0	3.6
Operational risk	7.6	7.5
	78.8	87.0

RWAs by segment	2018 £bn	2017 £bn
Retail Banking	46.2	44.1
Corporate & Commercial Banking	17.0	19.4
Corporate & Investment Banking	7.2	16.5
Corporate Centre	8.4	7.0
	78.8	87.0

Movements in RWAs by risk:

	Credit/ Counterparty risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 1 January 2018	75.9	3.6	7.5	87.0
Asset size	(5.7)	(2.6)	–	(8.3)
Asset quality	(0.4)	–	–	(0.4)
Other	0.4	–	0.1	0.5
At 31 December 2018	70.2	1.0	7.6	78.8

Santander UK Group Holdings plc	125

Annual Report 2018 | Risk review

Regulatory leverage (unaudited)

The CRD IV rules include proposals to use a leverage ratio to complement risk-based capital ratios. The rules to calculate the leverage ratio have now been set in the UK by the PRA. We also have to meet a minimum level for the end-point Tier 1 leverage ratio under rules set by the PRA.

The table below shows our leverage ratio, which we calculated using the rules set by the PRA. Our ratio was greater than the minimum of 3.0% at 31 December 2018 and 2017.

	2018 £m	2017 £m
Regulatory exposure	275,551	286,962
End-point Tier 1 capital	12,442	12,661
UK leverage ratio	4.5%	4.4%

Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2018 £m	2017 £m
Total assets per the Consolidated Balance Sheet	289,381	314,760
Derivatives netting and potential future exposure	(2,349)	(12,377)
Securities financing current exposure add-on	812	1,247
Removal of IFRS netting	1,337	1,500
Removal of qualifying central bank claims	(24,776)	(30,695)
Commitments calculated in accordance with Basel Committee Leverage Framework	13,414	14,614
CET1 regulatory adjustments	(2,268)	(2,087)
	275,551	286,962

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
–

Removal of qualifying central banks claims: permitted under the recommendation of the FPC on 25 July 2016, under CRD IV rules the exposure measure does not allow the removal of qualifying central bank deposits or claims

–

Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of off-balance sheet commitments for leverage purposes after we apply regulatory credit conversion factors

–	CET1 regulatory adjustments: where we have deducted assets from CET1, they can be deducted for leverage purposes.

Distributable items (unaudited)

Distributable items are equivalent to distributable profits under the UK Companies Act 2006. At 31 December 2018, Santander UK Group Holdings plc had distributable items under CRD IV of £4,221m (2017: £4,209m). Movements in distributable items in 2018 and 2017 were:

	2018 £m	2017 £m
At 1 January	4,209	4,212
Dividends approved:
– AT1 Capital Securities	(145)	(135)
– Tax on above item	27	26
– Ordinary shares	(1,123)	(553)
Dividends receivable:
– Investment in AT1 Capital Securities	139	134
– Tax on above item	(28)	(26)
– Investment in ordinary shares of subsidiary	1,139	553
Other Income Statement items (Company)	3	(2)
At 31 December	4,221	4,209

126	Santander UK Group Holdings plc

> Pension risk

Pension risk (unaudited)

Overview	Key metrics

Pension risk is the risk caused by our contractual or other liabilities with respect to a pension scheme (whether established for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.

In this section, we explain how we manage and mitigate pension risk, including our investment and hedging strategies. We also discuss the accounting position.

Funding Deficit at Risk reduced to £1,410m (2017: £1,540m) Both interest rate and inflation hedge ratios on the Funding basis improved, to 68% (2017: 57%) and 67% (2017: 64%), respectively.

OUR KEY PENSION RISKS

Sources of risk

Pension risk is one of our key financial risks and arises mainly because Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Our risk is that over the long-term the Scheme’s assets, together with future returns and future contributions, might not be enough to meet its liabilities as they fall due. Where the value of the Scheme’s assets is lower than its liabilities, we could have to (or choose to) make extra contributions. We might also need to hold more capital to reflect this risk.

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

Both our accounting and regulatory capital positions can be sensitive to changes in key economic data and the assumptions we have used in our valuations. These include our accounting assumptions on discount rates, inflation rates and life expectancy.

For more on our defined benefit pension schemes, see Note 31 to the Consolidated Financial Statements. This includes a sensitivity analysis of our key actuarial assumptions.

Defined contribution schemes

We also have defined contribution schemes for our employees. Benefits at retirement mainly depend on the contributions made (by both the employees and us) and how well the investments (typically chosen by employees) perform. These schemes carry far less market risk exposure for us, although we remain exposed to operational and reputational risks. To manage these risks, we monitor the performance of defined contribution investment funds and we ensure our employees are given enough information about their investment choices.

For more on our defined contribution pension schemes, see Note 31 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	127

Annual Report 2018 | Risk review

PENSION RISK MANAGEMENT

Scheme governance

The Scheme operates under a trust deed. The corporate trustee, Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), is a wholly owned subsidiary of the Santander UK group. The Trustee is responsible for ensuring that the Scheme is run properly and that members’ benefits are secure. It delegates investment decisions to the board of Santander (CF Trustee) Limited (the CF Trustee) which meets each month. The CF Trustee meetings are the main forum for the CF Trustee to analyse and agree investment management strategies with input from us as and when needed.

Our Pensions Committee reviews our pension risk appetite and approves actuarial valuations. It also discusses and forms views on the Scheme’s investment strategy. The Pension Risk Forum, a Risk division management forum, monitors our pension risk within our approved risk framework, risk appetite and policies. Although we work with the Trustee to ensure the Scheme is adequately funded, our responsibilities are clearly segregated from those of the Trustee.

Risk appetite

Our pension risk appetite is reviewed by our Pensions Committee at least once a year. It is then sent to the Board for approval. We ensure that our risk appetite is a key consideration in all decisions and risk management activities related to the Scheme.

We measure pension risk on both a technical provisions (funding) basis and an accounting basis (in line with IAS 19 ‘Employee Benefits’). We manage and hedge pension risk on the funding basis. However, we also consider the impact on the accounting basis. Both the funding and the accounting bases are inputs into our capital calculations.

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

We perform stress tests for regulators, including for ICAAPs and PRA stress tests. The stress testing framework allows us to also consider how Brexit and other macroeconomic events could impact the Scheme’s assets and liabilities. For more on our stress testing, see the Risk Governance section.

Risk mitigation

The key tools we use to mitigate pension risk are:

Key tools	Description
Investment strategies	The Trustee has developed the following investment objectives:

– To act in the best interests of the Scheme by maintaining a diversified portfolio of assets of appropriate suitability, quality, security, liquidity and profitability which will generate income and capital growth to meet the cost of current and future benefits

– To limit the risk that the assets fail to meet the liabilities
– To achieve the investment targets for each section, as agreed between the Trustee and the employer at the most recent actuarial valuation or subsequent updates agreed by Santander UK and the Trustee
– To minimise the Scheme’s long-term costs to us by maximising the return on the assets net of fees and expenses, whilst having regard to the objectives above
– To seek to control the long-term costs of the Scheme by achieving value for money in the fees paid to investment managers and advisers and by minimising transaction costs.

The assets of the funded plans are held independently of the Santander UK group’s assets in separate trustee-administered funds. The investment strategy is kept under review.

The Trustee invests the Scheme’s assets in a diversified portfolio of UK and overseas equities, corporate and government bonds, property, infrastructure development opportunities and other assets.
Hedging strategies	The Trustee has a hedging strategy to reduce key market risks. Hedging decisions are made, following discussions between the Trustee,

CF Trustee and us, and executed by the CF Trustee. The main reason for hedging liabilities is to manage the exposure of each of the Scheme’s sections to interest rate and inflation risk. This includes investing in suitable fixed income and inflation-linked assets, and entering into inflation and interest rate hedging instruments. The CF Trustee may also adopt other hedging to mitigate specific risks, such as equity hedging strategies which are used to reduce market risks from investing in public market equities. The latter can be achieved by using a range of derivatives strategies such as an equity put option, equity collar or other combinations of derivatives that provide downside protection.

Risk monitoring and reporting

We monitor pension risk each month and report on our metrics at ERCC, Pensions Committee and also, where thresholds are exceeded (or likely to be), to the Board Risk Committee and the Board in accordance with our pension risk appetite. Senior management will then decide what, if any, remedial action should be recommended, which we then discuss with the Trustee and, where relevant, the CF Trustee.

128	Santander UK Group Holdings plc

> Pension risk

PENSION RISK REVIEW

2018 compared to 2017

The level of pension risk in the Scheme reduced in 2018 and 2017. In 2017, this was due to the implementation of a number of mitigating strategies including, reducing exposure to equity markets by transacting an equity collar. The trend of reducing risk continued in 2018 due to a significant increase in the level of interest rate hedging and the retention of the equity market protection.

On 26 October 2018, the High Court handed down a judgement that defined benefit schemes should equalise pension benefits for men and women in relation to GMP, and concluded on the methods that were appropriate. The resulting increase in the liabilities at the year-end has been reflected in the risk metrics calculated on an accounting basis (in line with IAS 19 ‘Employee Benefits’), although it did not have a significant impact.

Risk monitoring and measurement

We continue to focus on achieving the right balance between risk and reward. In 2018, overall asset returns were slightly negative with positive performance from private equity and alternatives offset by falls in the value of gilts and corporate bonds. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis. The Funding Deficit at Risk decreased to £1,410m (2017: £1,540m).

In 2018, the CF Trustee extended the equity collar that was in place, adjusting it for changes in the underlying holdings, and the level of interest rate hedging in the Scheme was increased. In addition, the Scheme moved from using LIBOR-based instruments to gilt-backed instruments, including through the use of total return swaps and repurchase agreements.

In 2018, interest rate and inflation hedging increased. The interest rate hedging ratio was 68% at 31 December 2018 (2017: 57%) on the funding basis, and the inflation hedging ratio was 67% (2017: 64%).

Accounting position

In 2018, the accounting surplus of the Scheme and other funded arrangements increased, with sections in surplus of £842m at 31 December 2018 (2017: £449m) and sections in deficit of £76m (2017: £245m). The overall position was £766m surplus (2017: £204m surplus). There were also unfunded scheme liabilities of £39m at 31 December 2018 (2017: £41m). The improvement in the overall position was mainly driven by an increase in the discount rate over the year resulting from rising corporate bond yields which reduced the value placed on liabilities. This was partially offset by the higher assumed inflation rate which acted to increase the value placed on liabilities and the fall in overall asset values over the year. For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 31 to the Consolidated Financial Statements.

Maturity profile of undiscounted benefit payments

The Scheme’s obligation to make benefit payments extends over the long-term, and is expected to stretch beyond 2080.

The maturity profile of the estimated undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2018 was:

Santander UK Group Holdings plc	129

Annual Report 2018 | Risk review

Conduct and regulatory risk (unaudited)

Overview	Key metrics

We manage the conduct and non-financial regulatory risk types in one framework. We do this to reflect their similarities.

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

In this section, we explain how we manage conduct and regulatory risk. We also describe our main conduct provisions, with a focus on PPI, and give some insight into how we are helping to combat financial abuse.

Our PPI provision at 31 December 2018 amounted to £246m (2017: £356m) Other conduct provisions at 31 December 2018 amounted to £30m (2017: £47m)

OUR KEY CONDUCT AND REGULATORY RISKS

We believe that delivering a Simple, Personal and Fair bank starts with meeting the needs and expectations of our customers. To achieve this we are committed to making sure that our strategy, proposition and initiative approval process, and systems, operations and controls are well designed and delivered.

We see our key exposure to conduct and regulatory risk through (i) the risk of errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling and (ii) failure to supervise, monitor and control the activities of our employees. All of these may result in the risk that we do not meet our customers’ needs, align to the expectations of our regulators or deliver the expected outcomes or observe required standards of market behaviour.

Our Conduct and Regulatory Framework is built on the following underlying types of risk:

Key risks	Description
Regulatory

The risk that we fail to adhere with relevant laws, regulations and codes which could have serious financial, reputational and customer impacts. This includes the risk that we may be adversely impacted by changes and related uncertainty around UK and international regulations. We categorise regulatory risk into financial and non-financial risk. This is aligned to our main regulators who are the PRA and FCA.

As well as being subject to UK regulation, as part of the Banco Santander group, we are impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB through the SSM. We also fall within the scope of US regulation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act. This restricts our activities both in the UK and the US. We also have to adhere to the rules and guidance of other regulators and voluntary codes in the UK.

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

–  We do not have robust systems and controls to detect and prevent fraud or errors in the customer experience.

Culture	The risk that we do not maintain a culture that encourages the right behaviour and puts the customer at the heart of what we do.
Competition

The risk of financial harm, criminal liability, customer harm or reputational damage that we may incur because we fail to comply with relevant competition law or being involved in any competition law investigation or proceedings.

Controls	The risk that we do not supervise and monitor our employees effectively or do not have robust systems and controls in place to prevent and detect misconduct.

130	Santander UK Group Holdings plc

> Conduct and regulatory risk

CONDUCT AND REGULATORY RISK MANAGEMENT

Risk appetite

We aim to comply with all regulatory requirements and we have no appetite to make decisions or operate in a way that leads to unfair outcomes for our customers or negatively impacts the market.

Our Board approves our risk appetite on an annual basis, or more often if events mean that we need to revise it, and we cascade it to our business units through our risk framework and policies. We also have lower level risk tolerance thresholds that are agreed at least annually by the ERCC. Our material conduct and regulatory risk exposures are subject to, and reported against, our conduct and regulatory risk appetite statements, as well as lower level triggers and thresholds for management action.

Risk measurement

Due to the close links between our conduct, regulatory and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures and risks have a conduct and/or regulatory risk impact.

We support our conduct and regulatory risk framework and policies with tools that aim to identify and assess new and emerging conduct risks. These include:

Key tools	Description
Strategy and business planning	Our Strategy and Corporate Development team help align our overall corporate strategy, financial plans, risk appetite and operational capabilities through our annual process to set our strategy. We derive our business unit plans from our overall corporate strategy and they contain a view of conduct and regulatory risk along with our other key risk types.
Sales quality assurance	We subject our retail sales to internal quality assurance and, as appropriate, external monitoring to ensure the quality of our sales and practices.
Operational risk and control assessments	Our business and business support units assess our operational risks, systems and controls to give us a consolidated risk view across all our business areas. We complete the assessments through a central tool to evaluate and manage our residual risk exposures.
Scenario testing and horizon scanning	We consider conduct and regulatory risk in our scenario testing. This reviews possible root causes and assumptions to determine the likelihood and size of the impact, and actions to enhance our controls where required.
Conduct risk reporting	We use dashboards to give us an end-to-end view of our conduct risks across our business. This allows us to apply a lens to manage conduct risk and understand if it is in line with our risk appetite.
Compliance monitoring	We carry out an annual assurance programme for conduct and regulatory risk which is approved by the Board and tracked through the year.

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

Suitable advice for customers

We give guidance to advisers and staff on the key principles, minimum requirements and ethical behaviours they must follow. This ensures our customers are sufficiently informed when they make a buying decision. In our Retail Banking division, the main products we cover are mortgages, investments, savings and protection.

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

Treating vulnerable customers fairly

Some customers may be impacted financially or personally as a result of their circumstances. Our Vulnerable Customer Policy gives business areas a clear and consistent understanding of what vulnerability can mean and the types of situations when customers may need more support. Our guidelines focus on identifying vulnerable customers, and the support we can give to help them avoid financial difficulty. We work with key charities and other specialists to develop our understanding of vulnerability.

In addition to mandatory training, we train our customer-facing colleagues using real customer scenarios to highlight different vulnerable situations. This enables our colleagues to deal with a wide range of sensitive issues. We have also developed an online Vulnerable Customer Support Tool for our colleagues to give them more information and guidance. Our colleagues have access to our Specialist Support Team who can provide specific help and guidance for the most complex vulnerable customer situations.

We consider vulnerability in every new initiative. Adapting our technology to the needs of customers with physical disabilities is a key part of our design and testing stages and we work closely with the Digital Accessibility Centre. We have seen the impact of this in areas such as the roll out of our voice-guided, contactless-enabled ATMs and the development of our Mobile Banking app.

Risk monitoring and reporting

We consider conduct and regulatory risk as part of the governance around all our business decisions. We have specific forums and committees to make decisions on conduct and regulatory risk matters and we ultimately report to the Board Responsible Banking Committee.

The data we report to senior management contains essential information that gives them a clear understanding of current and potential emerging conduct and regulatory risks and issues.

Our risk and control forums support management to control risks in their business units. Reporting includes conduct risk dashboards, which take into account a range of metrics across common areas. These include policy breaches logged, mystery shopping, quality assurance and complaints, as well as commentary on trends and root causes. The dashboard enables management to take effective action.

As well as the reports issued by the business, our Legal and Regulatory function reports directly to the Board to give a view on legal, conduct and regulatory, reputational and financial crime risks, and to escalate issues or any breach of our risk appetite.

Santander UK Group Holdings plc	131

Annual Report 2018 | Risk review

CONDUCT AND REGULATORY RISK REVIEW

2018 compared to 2017

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

In 2018, we developed tailored propositions across all of our customer segments. As part of this, we:

–	Removed unarranged overdraft fees from fee-paying personal current accounts and reduced the monthly maximum charge for unarranged fees
–	Set up a Mortgage Taskforce to better support positive customer outcomes by empowering customer facing teams to deal with customer queries at first point of contact
–	Supported our colleagues with the introduction of the 1I2I3 Business Current Account, in line with our objective to help businesses prosper
–	Supported the launch of our Digital Investment Adviser which is a tool to make investment advice more accessible for our customers.

We also continued to build on the progress we made in 2017. As part of this, we:

–	Continued to strengthen our governance from the top down following the establishment of the Board Responsible Banking Committee in 2017
–	Managed technological change and increased digitalisation in line with new regulatory initiatives including Open Banking and PSD2
–

Supported the integration of Santander Services and Santander Technology following their acquisition by Santander UK in 2018 to better partner with colleagues across the business and truly deliver for our customers

–

Developed a standardised conduct risk framework across our Corporate & Commercial Banking and Corporate & Investment Banking divisions to ensure we manage the end-to-end client journey and potential market impacts more consistently

–

Helped to support and implement our Ring-Fenced Bank business model, by performing conduct risk assessments, tracking mitigating actions to completion and delivering a Compliance Framework for the new ring-fence model

–

Enhanced our systems and processes due to the implementation of MiFID II, which introduced significant changes in financial market infrastructure and practices. MiFID II requires more trading to take place on trading venues, greater price transparency, more detailed reporting to regulators, and changes to investor protection practices. We continued to enhance these areas throughout 2018 in line with further regulatory guidance. Senior management remains focused on this area

–

Took steps to ensure we are well prepared for a likely end of LIBOR in 2021 and the transition away from LIBOR to (near) Risk Free Reference Rates (RFR). We set up a Senior Management Steering Committee to ensure we are operationally ready for the transition. The LIBOR Transition Programme Office supports the committee, and coordinates and facilitates the work of specific working groups, and monitors how the LIBOR transition challenges and risks evolve. We participated in the first phase of the Sterling Risk Free Reference Rate Working Group, facilitated by the regulatory authorities. We continue to support this initiative through participating in RFR working groups and industry associations.

Conduct remediation provisions

The remaining provision for PPI redress and related costs was £246m (2017: £356m). We made no additional PPI charges in the year, based on our recent claims experience, and having considered the FCA’s Consultation Paper 18/33 issued on 7 November 2018. We will continue to monitor our provision levels, and take account of the impact of any further change in claims received and FCA guidance.

The remaining provision for other conduct issues was £30m (2017: £47m), which primarily relates to the sale of interest rate derivatives, following an ongoing review of the regulatory classification of customers potentially eligible for redress. Following further analysis, management assessed the provision requirements resulting in a release of £11m in Q2 2018.

Regulatory provisions

A £32.8m fine was levied by the FCA in December 2018. The fine relates to an investigation by the FCA into our historical probate and bereavement practices. For details on how we have responded to this, see the ‘Operational risk’ section.

For more on our provisions, see Note 30 to the Consolidated Financial Statements.

Combatting financial abuse

Financial abuse is a very real and damaging form of abuse for many people in the UK and commonly involves financial control or the exploitation of a vulnerable person. We are working hard to look at different ways we can better help and support victims and limit a customer’s exposure to further abuse of this kind.

Since March 2017 we have worked closely with other members of UK Finance, as part of the Financial Abuse Working Party, with a shared vision to help victims regain control of their finances. Through this collaboration we have agreed a Financial Abuse Code of Practice, which we are now working to embed within our business as part of our overall vulnerable customer strategy. As part of our work in this area, we have designed specific training material for colleagues to raise awareness and improve understanding around the devastating impacts of financial abuse and how we can help. We are also looking to make it easier for victims to ask for help and get the support they need to be released from joint accounts they may hold with their abuser. Due to the very complex nature of situations involving financial abuse, we also have a dedicated Specialist Support Team that offers guidance to colleagues dealing with customers who are victims and need tailored solutions to help them regain control of their finances.

This kind of abuse can take a variety of forms within different relationships including family, partner and carer relationships. While financial abuse can happen to anyone, women are more likely to experience it and amongst older people, those with dementia or reduced cognitive function are the most vulnerable. Research shows that over one third of victims don’t tell anyone at the time and that is why we are fully committed to raising awareness and providing the right support so that customers feel able to speak with us about their personal situation.

132	Santander UK Group Holdings plc

> Other key risks

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

–  Strategic risk: the risk of loss or damage due to decisions that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments.

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

Outsourced and third party supplier management

We rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods. These include outsourced services, such as IT infrastructure, software development and banking operations. Regulations require us to classify other legal entities in the Banco Santander group as external suppliers, so we manage them as third parties.

Third party risk is a key operational risk for us due to the number, complexity and criticality of the services provided by our third parties. Many are also shared across the sector and this could increase risk due to complexity and capacity issues at the suppliers. The failure of a supplier may cause operational disruption, breach of data security or regulations, negative customer impact, financial loss or reputational damage.

Cyber risk

The use of technology and the internet have changed the way we live and work. They have allowed us to develop and improve the way we deal with our customers. It is critically important that we give our customers a secure environment in which to deal with us, especially when the threat from cyber criminals is so prevalent and more sophisticated than ever. Failure to protect the data assets of Santander UK and its customers against theft, damage or destruction from cyber-attacks could result in damage to our reputation and direct financial losses. Even small periods of disruption that deny access to our digital services can erode our customers’ trust in us. This applies not only to our own systems but also to those of our third party providers and counterparties in the market. It is therefore critical that we are resilient to cyber-attacks and can withstand and quickly recover from those events that do occur.

The UK referendum vote in June 2016 to leave the EU was followed by Article 50 being triggered in March 2017. This marked the start of the Brexit process, scheduled for March 2019. As anticipated, the process is impacting the economic, legal and regulatory environment for consumers, businesses and the financial services industry. Given the complexity of the process, we have put in place robust contingency plans and mitigating actions to address the potential risks that could arise across our business. We continue to actively monitor the key risks including operational, credit, market, liquidity, conduct and regulatory, legal, and reputational. As the process becomes clearer, we will update our plans and actions, and implement them if and when we need to.

While uncertainty around Brexit remains we are preparing for a number of outcomes in order to minimise the impact on our business. Our Brexit preparations are comprehensive and we have dedicated significant focus to ensure we can continue to serve our customers whatever the outcome. In particular we have taken account of the nationality and location of our people and customers, contract continuity, financial markets infrastructure such as clearing, access to Euro payment systems as well as third party services and flows of data into and out of the European Economic Area.

We expect the direct impact on our business to be somewhat lower than for other more diversified UK banks and corporates, given our UK focus. We also expect to benefit from being part of the Banco Santander group, the largest bank in the eurozone with major subsidiaries outside Europe, which will help us to continue to serve our customers’ domestic and international banking needs. The indirect impact on our business remains uncertain and will be linked to the wider UK economic outturn in the years ahead. Nonetheless, we believe we are well prepared and continue to be positioned prudently.

We are also exposed to tax risk which, even though it is a lower risk for us, is still a high profile risk and may include legacy items. We define tax risk as the risk that we fail to comply with domestic and international tax regulations because we misinterpret legislation, regulations or guidance, or we report to the tax authorities inaccurately or late. This could lead to financial penalties, additional tax charges or reputational damage. Santander UK adopted the Code of Practice on Taxation for Banks in 2010. For more on this, see our Tax Strategy.

Santander UK Group Holdings plc	133

Annual Report 2018 | Risk review

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

Risk measurement and mitigation

The key components of the operational risk toolset we use to measure and mitigate risk are:

Operational risk toolset	Description
Operational risk and control assessments	Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite. They also ensure that we prioritise any actions needed. Every area has to identify their risks, assess their controls for adequacy and then accept the risk or formulate a plan to address any deficiencies.
Risk scenario analysis	We perform this across all of our business units. It involves a top down assessment of our most significant operational risks. Each business unit has a set of scenarios that it reviews and updates each year. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to address any issues.
Key indicators	Key indicators and their tolerance levels give us an objective view of the degree of risk exposure or the strength of a control at any point in time. They also show trends over time and give us early warning of potential increasing risk exposures. Our most common key indicators are key risk indicators, which highlight the degree of risk, and key control indicators which show how strong and effective the controls are.
Operational risk losses	Our operational risk loss appetite sets the level of total operational risk loss (expected and unexpected) in any given year (on a 12 month rolling basis) that we consider to be acceptable. We track actual losses against our appetite and we escalate as needed.
Operational risk event management	Operational risk events occur when our controls do not operate as we planned and this leads to customer impact, financial loss, regulatory impacts and/or damage to our reputation. We have processes to capture and analyse loss events. We use data from these processes to identify and correct any control weaknesses. We also use root cause analysis to identify emerging themes, to prevent or reduce the impacts of recurrence and to support risk and control assessments, scenario analysis and risk reporting.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

We also mitigate our key operational risks in the following ways:

Key risks	Risk mitigation
Process and change management

Our operational risk exposure increases when we engage in new activities, develop new products, enter new markets or change processes or systems. As a result, we assess the operational risk for material change programmes and new products before they are allowed to go ahead.

Outsourced and third party supplier management

We place emphasis on a carefully controlled and managed Third Party Supplier Risk Framework, and are enhancing our resources in this area in order to manage this risk. We aim to ensure that those with whom we intend to conduct business meet our risk and control standards throughout the life of our relationship with them. We also monitor and manage our ongoing supplier relationships to ensure our standards and contracted service performance continue to be met.

Cyber risk

Online security and data breaches stories, along with many reports of scams and online fraud, continue to feature strongly in headlines and political debate. As criminals become more sophisticated in their approach, banks and other organisations are in an ongoing race to keep ahead of them. Cyber criminals persist in attempts to deny our customers access to our digital channels, target our online services and data, or steal online credentials by various methods, including social engineering.

Protecting our customers, systems and data remains a top priority for us. In 2018, we undertook a large programme to enhance our resilience to cyber-disruption. This includes staff training, customer education and IT improvements. Our cyber security training ensures all our staff understand the threats we face, and that we all have the expertise, through practical assessment, to spot criminals’ emails and attacks on our IT systems. We continue to work with other banks as members of the Cyber Defence Alliance, where we share intelligence on cyber threats and effective mitigation strategies.

In 2018, we also launched a successful ‘Scam Avoidance School’ campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of fraud. We use robust technology to protect our customers and we continually invest in the fight to counter scams. As part of this, we run customer education campaigns, and we offer advice on our online security centre. We successfully prevent the vast majority of fraud and protect our customers’ money. For more, see the ‘protecting our customers’ case study.

We operate a layered defence approach to cyber risk. This aims to prevent, detect, respond to and recover from cyber-attack. We continually review how effective our controls are against globally-recognised security standards. We also make use of maturity assessments and both internal and external threat analysis. Our comprehensive approach to validating our controls includes tests designed to replicate real-world cyber-attacks. Our test findings drive our ongoing improvement plans.

Risk monitoring and reporting

Reporting is a key part of how we manage risk. It ensures we identify, escalate and manage issues on a timely basis. We can identify exposures through our operational risk and control assessments, risk scenario analysis, key indicators and incidents. We report exposures for each business unit through regular risk and control reports. These include details on risk exposures and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our finances, reputation, or customers by reporting them to key executives and committees. These include changes in our cyber risk profile.

We have a crisis management framework that covers all levels of the business. This includes the Board, Executive Committee, senior management and business and support functions. Our framework identifies possible trigger events and sets out how we will manage a crisis or major incident, and we test it at least annually. If an event occurs, we have business continuity plans in place to recover as quickly as possible. These are aligned with our key customer journeys and delivery of critical IT services.

We use the standardised approach for Pillar 1 operational risk capital needs. We use an internal model aligned to the CRD IV advanced measurement approach to assess our Pillar 2 capital needs. We also use it to model operational risk losses we might incur in a stress.

134	Santander UK Group Holdings plc

> Other key risks

OPERATIONAL RISK REVIEW

Operational risk event losses

The table below shows our operational losses in 2018 and 2017 for reportable events with an impact over £10,000, excluding conduct risk events (which we discuss separately in the ‘Conduct and regulatory risk’ section), by CRD IV loss event types. We manage some of these risks using frameworks for other risk types, including regulatory and financial crime risk even though we report them here.

	2018		2017

	Value %	Volume %	Value %	Volume %
Internal fraud	1	2	5	1
External fraud	4	48	37	49
Employment practices and workplace safety	–	2	–	1
Clients, products, and business practices	3	18	24	22
Business disruption and system failures	1	1	1	–
Execution, delivery, and process management	91	29	33	27
	100	100	100	100

2018 compared to 2017

We experienced a general uplift in the volume of non-financial events in 2018, largely due to new regulations and breach reporting requirements relating to GDPR. The volume of losses against each category was broadly in line with 2017. We saw an overall reduction in the volume of financial losses in 2018 compared to 2017, although the proportion attributed to each category was broadly unchanged. In particular, enhancements to our anti-fraud controls have led to a reduction in the number of external fraud losses. In 2018 we also invested in delivering improved solutions to help protect our customers from Authorised Push Payment (APP) fraud and scams. These initiatives will support the new requirements set out by our regulators to help prevent customers from falling victim to APP fraud. The value of losses showed a significant change in 2018, with a move away from conduct-related losses (such as PPI) to those involving Execution, delivery and process management (events relating to historical system functionality and process issues).

The £32.8m fine levied by the FCA in December 2018, contributed to this. The fine relates to an investigation by the FCA into our historical probate and bereavement practices. We acknowledged the findings of the FCA and apologised to the families and beneficiaries of deceased customers affected by these failings. We have completed a comprehensive tracing exercise and transferred the majority of funds in deceased customers’ accounts to their rightful beneficiaries, with compensatory interest where appropriate. We have also conducted a full review of our bereavement processes and made a number of significant changes, including a complete overhaul of our processes, and creation of a centralised specialist bereavement team to provide the best service. We now also facilitate necessary payments from a deceased customer’s accounts to cover funeral bills, probate fees and/or inheritance tax.

In 2018 we also provided £58m in relation to a systems-related historical issue, which has also contributed to the shift to losses relating to Execution, Delivery and Process Management. As noted elsewhere, the provision is based on detailed reviews of systems regarding consumer credit business operations, and relates to compliance with certain aspects of the Consumer Credit Act. For more, see Notes 30 and 32 to the Consolidated Financial Statements.

We implemented cheque imaging ahead of the industry milestone of 30 November 2018. With cheque clearing activities in association with other UK banks expected to increase during Q1 2019, our focus is on managing the related risks.

The Open Banking Initiative and the new PSD2, both of which introduced new requirements during 2018, together bring significant opportunity for us to develop new products and services to enhance the ways customers use their data and pay for services. However, they also introduce a new layer of risk to both customers and Santander UK. We continued to carry out detailed operational risk assessments in relation to these initiatives, in order to identify, assess, manage and report the key risks involved. Our focus on managing these risks continues, with further assessments planned for 2019. In 2018 we introduced a new early escalation process which has supported more proactive and coordinated incident management within the bank. We conducted one internal crisis exercise and participated in the Bank of England regulatory Simulated Crisis Exercise, which was designed to test the resilience capabilities of the UK financial sector. Additionally we increased our concurrent remote access capability to provide greater resiliency for staff to work away from their office in the event of adverse weather or similar situations. We have also reviewed and responded to the joint regulatory discussion paper titled ‘Building the UK financial sector’s operational resilience’.

In common with the whole financial services industry, change has been a constant feature in 2018 as it continues to gather pace and complexity. Key parts of our change programme include the design and issue to market of innovative new products and services, such as the 1I2I3 Account for Small Businesses; the changes necessary to meet regulatory requirements, not least GDPR; and that related to keeping Santander UK safe and running, and delivering for our customers. We have continued to develop our governance processes to ensure that operational risk is limited to the absolute minimum and we maintain strong mechanisms for oversight and challenge. A significant proportion of our governance is focused on our customers and doing for them what we consider to be Simple, Personal and Fair.

Change is also a key factor in the management of our relationships with our key outsourcing partners (Third Party Service Providers), who form an essential part of the service supply chain to our customers. Here too, the pace of change is dramatic. The demand for innovative solutions and the provision of digital services which deliver on demand and at the right time and place for our customers means we must benefit from sharing intellectual development with the best in business. This approach will ensure that we develop and prosper, particularly for our customers, the communities in which we operate, and our staff. This brings additional risks, new technologies, widening spans of control across the supply chain, innovation and cyber threats. To enable us to manage these challenges we have focused on further reviewing our governance processes and introducing new systems solutions which provide information and focus on our supplier relationships and performance. This work will continue, develop and strengthen as we progress through the coming year.

Cyber and information security remains a top priority for us, especially in light of the new GDPR regulations for which we completed a programme of work to be able to manage related events. We continue to invest to ensure we have the right skills and resources to manage cyber and information security risk effectively across all our lines of defence. In September 2018, we appointed a new Chief Information Security Officer to help enhance our capabilities and ensure continued delivery of secure products and solutions for our customers and the communities that we serve.

Whilst we continue to be subject to cyber-attack, we did not suffer any material cyber or information security events during 2018 and we continue to actively participate in the Cyber Defence Alliance along with industry peers to share cyber threat intelligence, expertise and experience to help identify common features of cyber-attacks and effective mitigation strategies.

Santander UK Group Holdings plc	135

Annual Report 2018 | Risk review

Protecting our customers – Scam Avoidance School

We believe consumer awareness and education are key to tackling scams and fraud. While we continue to enhance our systems and processes to support our customers, talking to people about protecting themselves is vital to address the issue effectively. We have an ongoing customer communication programme on fraud and scams. Alongside this we have developed initiatives to raise awareness with consumers, as well as across media, government and other authorities.

In March 2018, we launched our Scam Avoidance School. Our plan was to educate customers aged over 60 on how to avoid becoming a victim of scams and fraud. We chose this age group as it is one of the more vulnerable when it comes to scam targets – data from the charity Age UK suggests 53% have been targeted by scammers at an average cost to victims of £401. We challenged staff in our branches to deliver a bespoke anti-fraud lesson targeted at the over-60s. We gave each branch a lesson plan and worksheets for ‘pupils’ as well as take away leaflets. We developed the lesson plans with Age UK and a psychologist from Lancashire University. The content and structure of the lesson also took account of independent consumer research carried out with 1,000 over-60s. Subjects covered included email, text and phone scams, social engineering methods and psychology as well as cashpoint and contactless fraud.

We recruited Len Goodman, of TV’s Strictly Come Dancing, to front the campaign as our first ‘pupil’. He appears in a video and supporting materials. He also joined us at a drop-in event in Parliament where he helped us explain our Scam Avoidance School to 26 Members of Parliament.

Our staff carried out 620 events, reaching over 10,000 people, in March 2018. Since then, we have held hundreds more events, and thousands more people have learnt about how to avoid scams. Staff in our branches continue to run events, and we have adapted our lesson plan and literature for other audiences.

FINANCIAL CRIME RISK

OUR KEY FINANCIAL CRIME RISKS

Santander UK has committed to deter, detect and disrupt criminality as a core pillar of its anti-financial crime strategy. We adopt a risk-based approach in line with UK and international laws and standards and target our resources in a proportionate and effective manner against the highest priority risks. We recognise the damage that financial crime does to our customers and communities and we are actively working with government, law enforcement and private sector stakeholders to help meet our commitments.

We launched a new anti-financial crime strategy across the business in 2018, endorsed by our senior leadership. Our Board has supported investment in our anti-financial crime capability which will deliver key elements of the strategy, from improved systems and controls to operational efficiencies through automation, as well as promoting an anti-financial crime culture across Santander UK.

Our key financial crime risks are:

Key risks	Description
Money laundering	The risk that we are used by criminals to transform the proceeds of crime into seemingly legitimate money or other assets.
Terrorist financing	The risk that we are used by terrorists to deposit, distribute or collect funds that are used to fund their activity.
Sanctions	The risk that we do not identify payments, customers or entities that are subject to economic or financial sanctions.
Bribery and corruption	The risk that we fail to put in place effective controls to prevent or detect bribery and corruption.

FINANCIAL CRIME RISK MANAGEMENT

Risk appetite

Our customers and shareholders will be impacted if we do not mitigate the risks of Santander UK being used to facilitate financial crime. We comply with applicable UK law, international sanctions and other applicable regulations and make sure our risk appetite adapts to external events as appropriate.

We have minimal tolerance for residual financial crime risk and zero tolerance for sanctions, and bribery and corruption risk. We also have no appetite for risks associated with employees who do not act with integrity, due diligence or care, or those who breach our policy and regulatory requirements.

Risk measurement

We measure our exposure to financial crime risk regularly. We screen and risk rate all our customers and monitor activity to identify potential suspicious behaviour. We complete ad-hoc reviews based on key trigger events. Our Financial Intelligence Unit conducts assessments of particular types of threat, including drawing on data provided by law enforcement and public authorities.

136	Santander UK Group Holdings plc

> Other key risks

Risk mitigation

We take a proactive approach to mitigating financial crime risk. Our Financial Crime Risk Framework is supported by policies and standards which explain the requirements for mitigating money laundering, terrorist financing, sanctions and bribery & corruption risks. We update these regularly to ensure they reflect all new external requirements and industry best practice. We support our colleagues to make sure they can make the right decisions at the right time. We raise awareness and provide role specific technical training to build knowledge of emerging risks.

Key elements of our financial crime risk mitigation approach are that we:

–	Complete due diligence of new-to-bank customers, where we seek to understand customers’ activities and banking requirements
–	Complete risk assessments of customers, products, businesses, sectors and geographic risks to tailor our mitigation efforts
–	Ensure all our staff complete mandatory Financial Crime training, supporting specialist training and learning opportunities
–	Deploy new systems to better capture, analyse and act on data to mitigate bribery and corruption risks
–

Partner with public authorities, Home Office and the wider financial services industry to pool expertise and data. We are also operationally involved in partnerships such as the Joint Money Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.

Risk monitoring and reporting

We use key risk indicators to monitor our exposure to financial crime risks, and we maintain strengthened governance across both first and second lines of defence to make sure we report all issues in a timely manner. We work closely with relevant subject matter experts across the business on all risk management and monitoring activities alongside more effective communication of policy changes. We have enhanced our target operating model to make sure that our control environment evolves at pace, keeping up with new or amended laws, regulations or industry guidance.

Each month we report an analysis of the key financial crime risk indicators to the ERCC together with a directional indication of the risk profile and any significant deterioration of the metrics. We are currently introducing an enhanced set of financial crime risk indicators. We also regularly report to the Board Responsible Banking Committee on financial crime risk, the impact to Santander UK and the actions we are taking to mitigate the risk.

FINANCIAL CRIME RISK REVIEW

2018 compared to 2017

In 2018, we launched our new three year Anti-Financial Crime strategy. Our mission is built on three simple principles, committing to deter, detect and disrupt financial crime.

In developing our strategy, we aligned to Santander UK’s commercial strategy and to the external landscape, listening to partners in the public sector, wider industry and communities. We committed to embed our strategy using education, collaboration and innovation. As a result, we increased awareness of financial crime and have encouraged our staff to use their judgement in doing the right thing and have empowered them to make responsible decisions. Our new Anti-Financial Crime Academy seeks to further embed this, supporting colleagues through multiple channels to ensure we have the right tools to tackle financial crime.

We embrace public and private partnership opportunities and actively collaborate with the public sector to address a number of financial crime challenges. These mechanisms provide opportunities to pool our collective knowledge, experiences and skills. We actively participate in these collaborations with industry and the UK Government to combat financial crime risk which also helps us further develop our internal capabilities. For example, in 2018 we analysed external intelligence together with our own data to strengthen our controls for cash deposits.

In May 2018, we took part in the latest FCA Financial Crime ‘TechSprint’ where we won two awards showcasing innovation by using technological advances around data sharing to disrupt criminals, whilst still protecting personal data. We are engaged on an ongoing basis with groups such as the JMLIT and continue to see a real positive impact of our work, contributing to the UK’s security and prosperity.

In 2018, we introduced significant changes to our financial crime control environment and culture. We enhanced our strategic capabilities and supporting infrastructure. Despite challenges, we are well positioned for 2019 where we expect to gain improved data-driven insights from these activities. We are also embedding our new target operating model after restructuring our Financial Crime Compliance teams.

The financial crime landscape continues to be difficult and complex, with geo-political factors and continually evolving criminal methods influencing the risks we face. We will continue to invest in our people and systems, deter the use of our services for financial crime, detect suspicious activity and disrupt those seeking to benefit from financial crime.

Intelligence Partnerships

Our Financial Intelligence Unit works closely with the JMLIT. This is a government initiative for public and private partnership between law enforcement and the financial industry to combat high end money laundering.

In 2018, we worked with the JMLIT in a NCA operation to identify weapons being sent to the UK from overseas. The NCA identified a specific weapons supplier from Eastern Europe and the information was shared with the members of the JMLIT.

We completed intelligence investigations on transactions linked to this supplier and identified significant results which were fed back to the NCA in real time, allowing swift action to be taken. Arrests were made alongside the seizure of firearms at UK ports and at addresses of the suspects we supplied data on. The intelligence we provided helped the NCA to identify and seize significant amounts of firearms, ammunition and cash.

We received significant praise from the JMLIT, including feedback from the case officer stating that the intelligence we supplied helped to prevent what they believed would be further serious and potentially violent crime. We are committed to deterring, detecting and disrupting financial crime. We will continue to work closely with the JMLIT to help prevent and reduce our risk of facilitating organised crime.

Santander UK Group Holdings plc	137

Annual Report 2018 | Risk review

LEGAL RISK

Legal risk includes the legal consequences of operational risk (e.g. breach of contract) and operational risk with legal origins (e.g. a legally defective contract). We manage legal risk as a standalone risk-type to reflect the continued pace and breadth of regulatory change across financial services.

We define legal risk as losses or impacts arising from legal deficiencies in contracts or failure to: take appropriate measures to protect assets; manage legal disputes appropriately; assess, implement or comply with law or regulation; or to discharge duties or responsibilities created by law or regulation.

Legal risk management	Description
Risk appetite	We have no appetite to make decisions or operate in a way that leads to legal risk, we apply robust controls to manage these risks. We have a low tolerance for residual legal risk.
Risk measurement	Due to the close links between our legal and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures have a legal risk impact.
Risk mitigation

The Legal team provides specialist advice and support to all business units to ensure we effectively manage legal risk. They help to implement a strong legal risk culture throughout our business using guidelines, policies and procedures and specific assistance on a product, service, transaction or arrangement basis and make decisions on whether legal advice should be sourced internally or externally.

Risk monitoring and reporting

We have developed our internal legal risk reporting framework to improve the visibility of the Santander UK-wide legal risk profile. We provide regular updates of our key legal risks, issues or breaches, to senior management and the Board through our Legal & Regulatory function. This is in addition to reports issued by the business.

2018 compared to 2017

The legal risk profile of the Santander UK group was heightened but broadly stable during the course of 2018. In 2018 we reviewed our panel of law firms we use to obtain external legal advice and services. We also refreshed the process for appointing a firm to the panel, to provide greater control around such engagement. We also made significant progress throughout 2018 to implement or embed new regulation, particularly in the following areas:

–	Ensuring Santander UK’s structure, governance frameworks, policies and arrangements adhere to ring-fencing rules or, where necessary, ensuring appropriate waivers are in place
–	Meeting key milestones in the implementation of the PSD2 requirements
–

The initial margin regime under European Market Infrastructure Regulation (EMIR) was implemented in International Swaps and Derivatives Association (ISDA) master agreements with the applicable financial counterparties

–	The revision of payment account terms and conditions to address the standardised terminology requirements under the Payment Accounts Regulations.

We plan to continue to evolve and embed the legal risk framework in 2019, with a particular focus on improved legal risk reporting and management.

STRATEGIC RISK

Strategic risk can adversely affect our long-term success as it could lead to our business model becoming out of date, ineffective, or inconsistent with our strategic goals. This could arise if we:

–	Have a partial picture of our operating environment. This can include the economy, new rules and regulations, shifting customer expectations, competitor activity and changes in technology
–	Misjudge our capabilities, or ability to implement our strategy
–	Pursue initiatives like acquisitions that might not fit with our business model or miss opportunities that we could benefit from.

Strategic risk management	Description
Risk appetite

We have a low to moderate appetite for strategic risk. This limits the risks we are prepared to take to achieve our strategic objectives and is aligned to our balanced, customer-centric business model.

Risk measurement	Our Board and senior management regularly review potential risks associated with our operations and plans to ensure we stay within our risk appetite.
Risk mitigation

We manage strategic risk by having a clear and consistent strategy that takes account of both external factors and our own capabilities. We have an effective planning process which ensures we refine, strengthen, and adapt our strategy to reflect changes in the environment and identify key risks and opportunities.

Risk monitoring and reporting

We closely track our business environment, including long-term trends that might affect us in the future. As part of this, we report a range of indicators to track our performance. These include our KPIs as set out in the ‘Strategic report’.

2018 compared to 2017

Our business environment is always changing, and this affects how we do business.

–

In 2018, the UK economy continued to perform better than many initial expectations following the EU referendum. However, significant uncertainty still remains and there are a range of possible outcomes, including some which could have an adverse impact. As the UK’s leading full-service scale challenger, with a resilient balance sheet and a record of achieving consistent profitability through uncertain times, we believe we are well-placed to continue to deliver our strategy.

–

Competitive pressure remained high in 2018. This was mainly from established players, but new technology-led entrants also made progress and could disrupt the market in the longer term. We expect these trends to continue in 2019; however we believe our customer-focused business model and strategy, together with our adaptable and innovative approach, will enable our continued success. We continue to embrace new technology, for example through the launch of our new Digital Investment Advisor and by regularly reviewing opportunities to partner with Fintech companies. This includes opportunities identified through Banco Santander’s InnoVentures fund which invests in companies with proven expertise leveraging technology which could benefit our customers.

–	Overall, we continue to embrace change and have made good progress towards our strategic goals. For more on this, see the ‘Strategic Report’.

138	Santander UK Group Holdings plc

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

Reputational risk management	Description
Risk appetite	We have a low appetite for reputational risk, which is agreed by the Board at least annually. We express it in terms of the risk measures set out below.
Risk measurement

We assess our exposure to reputational risk daily. We base this on professional judgement and analysis of social, print, and broadcast media alongside the views of political and market commentators. We also commission independent third parties to analyse our activities and those of our UK peers to identify significant reputational events, or a prolonged deterioration in our reputation and any sector level or thematic issues that may impact our wider business. We also measure the perception of Santander UK amongst key stakeholder groups through regular interactions, and perform annual reviews of staff sentiment. We review our reputation daily through media and political interactions and updates, and through weekly reputation reports provided by an external supplier.

Risk mitigation

Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product assessments. Our Corporate Communications, Legal and Marketing team helps our business units to mitigate reputational risk, and agree action plans as needed. They do this as part of their overall role to monitor, build and protect our reputation and brand.

Risk monitoring and reporting

We monitor and report reputational risks and issues on a timely basis. Our Reputational Risk Forum is responsible for reviewing, monitoring and escalating to Board level key decisions around financial and non-financial reputational risks. It also has regular and ad-hoc meetings to discuss the risks we face. We escalate them to the ERCC and Board Responsible Banking Committee, as needed. Our Corporate Communications, Legal and Marketing team also reports regularly to our Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.

2018 compared to 2017

In 2018, we considered the potential reputational risk impact arising from the FCA publishing their Final Notice announcing the results of their investigation into the issues identified and the subsequent actions we took in relation to our historical probate and bereavement practices. This included the completion of the operational improvements that started in 2015 to our Probate and Bereavement processes and which we describe in more detail in the ‘Operational risk’ section. We further strengthened our approach to managing reputational risk across the business and have successfully embedded the Reputational Risk Forum and wider framework, which was introduced in 2017. We enhanced our reputational risk appetite and agreed escalation processes. Our Reputational Risk Forum, meet regularly to discuss any emerging or material risks we face. We also formalised a Reputational Risk Register, which helps us to track and monitor live risks, and we embedded reputational risk input into the ERCC and the Board Responsible Banking Committee. This ensure clear visibility and discussion of all material reputational risk issues at Board level.

Throughout 2018, we worked closely with the business on communication plans for key events such as preparing for the UK’s exit from the EU and implementing our ring-fencing plans. We have made significant announcements in Milton Keynes and Bootle, Merseyside confirming our commitment to these communities and investing in new campuses in both locations. We have continued to promote the community and wider society support that Santander UK provides through our Corporate Social Responsibility work, and the Santander Cycles Schemes in London and Milton Keynes.

MODEL RISK

Our key model risks arise from potential flaws in our modelling techniques, or the incorrect use of a model. They include risks arising from model data, systems, development, performance and governance. The most material models we use help us calculate our regulatory capital (IRB), perform stress tests and estimate our credit impairments. Increased regulatory standards have influenced how we manage model risk. We have responded to this by improving our governance documentation, investing in additional resources and improving systems for management and control activities.

Model risk management	Description
Risk appetite	We express our model risk appetite through the risk assessments of our most material risk models. The Board agrees this at least annually.
Risk measurement	We consider both the percentage of models that have been independently assessed, as well as the outcome of those reviews, in our measurement of model risk.
Risk mitigation

We mitigate model risk through controls over the use of models throughout their lifecycle. We maintain a central model inventory that includes data on owners, uses and key dates. We assess how important each model is to our business. We track recommendations from independent reviews through to resolution. We also maintain a clear approval path for new models, updates and performance tracking.

Risk monitoring and reporting	We report model risks and issues using model risk management and control forums. We escalate issues to the ERCC when necessary, or if our risk appetite is breached.

2018 compared to 2017

The introduction of IFRS 9 in 2018 increased the level of model risk in our portfolio due to the development of new models. Our Risk division had pre-existing Basel and behavioural scorecards. We created new variants of these models to deal with significant credit deterioration, lifetime expected credit losses and forward economic guidance as required by IFRS 9. Our impairment models vary in complexity and inputs depending on the size of the portfolio, the amount of data available and the sophistication of the market concerned. The risk modelling function followed our standard governance processes for developing and independently validating new models.

In addition to our focus on developing new models for IFRS 9 purposes, we performed a self-assessment against the new regulatory policy and supervisory statement issued by the PRA in 2018 related to stress test models. The principles are closely aligned to our existing model risk framework, so we did not need to make any significant changes. We further clarified the roles of Model Owners and Model Users, and supplemented our Model Risk Appetite with additional performance indicators. We maintain a risk-based approach to both management and control, for example focusing independent model review on the more material models, such as those related to IFRS 9, or those with specific regulatory standards defined.

Santander UK Group Holdings plc	139

Annual Report 2018 | Financial review

Financial review

140	Santander UK Group Holdings plc

> Income statement review

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	2018 £m	2017 £m	2016 £m
Net interest income	3,606	3,803	3,582
Non-interest income(1)	937	1,109	1,213
Total operating income	4,543	4,912	4,795
Operating expenses before credit impairment losses, provisions and charges	(2,563)	(2,502)	(2,417)
Credit impairment losses(2)	(153)	(203)	(67)
Provisions for other liabilities and charges	(260)	(393)	(397)
Total operating credit impairment losses, provisions and charges	(413)	(596)	(464)
Profit before tax	1,567	1,814	1,914
Tax on profit	(446)	(560)	(597)
Profit after tax	1,121	1,254	1,317

Attributable to:
Equity holders of the parent	1,082	1,215	1,272
Non-controlling interests	39	39	45
Profit after tax	1,121	1,254	1,317

(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)

Credit impairment losses for 2018 are calculated on an IFRS 9 basis and for 2017 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44 to the Consolidated Financial Statements.

A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.

2018 compared to 2017

As described in more detail below, and in Note 43 to the Consolidated Financial Statements, the financial results reflect the changes in our statutory perimeter that we made in the third quarter of 2018, following the ring-fence transfers to Banco Santander London Branch. Prior periods have not been restated. Profit before tax was down 14% at £1,567m. Adjusting for the specific income, expenses and provision charges outlined below, adjusted profit before tax was down 12% at £1,725m(3) (2016: £1,952m(3)). By income statement line, the movements were:

–

Net interest income was down 5%, impacted by lower new mortgage margins, SVR attrition(4) and the £39m accrued interest release in the second quarter of 2017, which was not repeated this year. These were partially offset by management pricing actions on customer deposits and strong mortgage lending volumes. Net interest income was down 4%, when adjusted for the accrued interest release in the second quarter of 2017(3).

–

Non-interest income was down 16%, largely due to the £48m gain on sale of Vocalink Holdings Limited shareholdings in the second quarter of 2017, which was not repeated this year, and reflecting regulatory changes in overdrafts. This was partially offset by increased income in consumer (auto) finance and asset finance. Non-interest income was down 12%, when adjusted for the gain on sale in the second quarter of 2017 (3).

–

Operating expenses before credit impairment losses, provisions and charges increased 2%. The impact of higher regulatory, risk and control costs and £40m of costs relating to guaranteed minimum pension (GMP) equalisation were partially offset by cost management programmes and operational and digital efficiencies. Banking Reform costs were lower at £38m in 2018 (2017: £81m).

Operating expenses were up 3%, when adjusted for Banking Reform and GMP equalisation costs(3).

–

Credit impairment losses were down 25%, with Carillion plc charges in 2017 partially offset by a number of charges and lower releases across portfolios in 2018. All portfolios continue to perform well, supported by our prudent approach to risk and the resilience of the UK economy.

–

Provisions for other liabilities and charges were down 34%, largely due to £109m PPI and £35m other conduct provision charges relating to the sale of interest rate derivatives in 2017, which were not repeated this year. These were partially offset by provision charges in the fourth quarter of 2018 of £58m in relation to our consumer credit business operations and £33m relating to historical probate and bereavement processes. Additionally, there was an £11m release in other conduct provisions in the second quarter of 2018 relating to the sale of interest rate derivatives. Provisions for other liabilities and charges were down 28%, when adjusted for the PPI, other conduct and other provision charges and releases in 2018 and 2017(3).

The remaining provision for PPI redress and related costs was £246m. We made no additional PPI charges in the year, based on our recent claims experience, and having considered the FCA’s Consultation Paper 18/33 issued on 7 November 2018. We will continue to monitor our provision levels, and take account of the impact of any further change in claims received and FCA guidance.

The remaining provision for other conduct issues was £30m, which primarily relates to the sale of interest rate derivatives, following an ongoing review of the regulatory classification of customers potentially eligible for redress. Following further analysis, management assessed the provision requirements resulting in a release of £11m in the second quarter of 2018.

In the fourth quarter of 2018 we were fined £32.8m by the FCA in relation to an investigation into our historical probate and bereavement practices. We acknowledged the findings of the FCA and apologised to the families and beneficiaries of deceased customers affected by these failings. We have completed a comprehensive tracing exercise and transferred the majority of funds in deceased customers’ accounts to their rightful beneficiaries, with compensatory interest where appropriate.

In the fourth quarter of 2018 we made a £58m provision in relation to our consumer credit business operations. This charge is management’s current best estimate as we continue to assess the scope of this issue.

–

Tax on profit decreased 20% to £446m, largely as a result of lower taxable profits in 2018 and the impact of lower conduct provisions that are disallowed for tax purposes. The effective tax rate was 28.5% (2017: 30.9%).

(3)

Non-IFRS measure. A number of specific income, expenses and charges impacted the financial results for 2018 and 2017, with an aggregate impact on profit before tax of £158m and £138m, respectively. See ‘Alternative Performance Measures’ in the Shareholder information section of this Annual Report for reconciliations to the nearest IFRS measure.

(4)	SVR attrition includes balances relating to Standard Variable Rate and Follow-on-Rate products.

Santander UK Group Holdings plc	141

Annual Report 2018 | Financial review

2017 compared to 2016

Profit before tax was down 5% at £1,814m, primarily impacted by a large credit impairment charge and higher operating expenses. Adjusting for the specific income, expenses and conduct provision charges outlined below, adjusted profit before tax was down 4% at £1,952m(2) (2016: £2,031m(2)). By income statement line, the movements were:

–

Net interest income was up 6%, driven by retail liability margin improvement, partially offset by pressure on new lending margins. Adjusting for the £39m release of accrued interest reported in Q2 2017, net interest income was up 5%(3).

–

Non-interest income was down 9%, with the absence of the £119m gain on sale of Visa Europe Limited in Q2 2016 and mark-to-market movements on economic hedges and hedge inefficiencies. There was good momentum in Retail Banking and CIB as well as the £48m gain on sale of Vocalink Holdings Limited in Q2 2017. Adjusting for the gains on sale, non-interest income was down 3%(3).

–

Operating expenses before credit impairment losses, provisions and charges were up 4%. Higher strategic investment costs in business transformation, regulatory compliance costs and inflationary pressures offset operational and digital efficiencies. Adjusting for ring-fencing costs of £81m in 2017 and £122m in 2016, operating expenses were up 5%(3).

–

Credit impairment losses increased to £203m, primarily relating to CIB exposures to Carillion plc. Impairment charges in the year for other customer loan books were not material and mortgage releases were lower at £40m (2016: £120m).

–

Provisions for other liabilities and charges were broadly flat at £393m, including charges for PPI of £109m and other conduct matters of £35m. Adjusting for these charges, and the £114m PPI charge for 2016, provisions for other liabilities and charges were down 12%(3).

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

(3)

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

Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in ‘Critical Judgements and Accounting Estimates’ in Note 1 to the Consolidated Financial Statements.

The rest of this section contains a summary of the results, and commentary thereon, by income statement line item for each segment.

Basis of results presentation

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented.

The basis of presentation in this Annual Report has been changed, and the prior periods restated, to report our Jersey and Isle of Man branches in Corporate Centre rather than in Retail Banking as in previous years, as a result of their transfer from Santander UK plc to ANTS in December 2018 as part of the implementation of ring-fencing.

142	Santander UK Group Holdings plc

> Income statement review

PROFIT BEFORE TAX BY SEGMENT

2018	Retail Banking £m	Corporate & Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m	Total £m
Net interest income	3,126	403	69	8	3,606
Non-interest income(1)	638	82	272	(55)	937
Total operating income	3,764	485	341	(47)	4,543
Operating expenses before credit impairment losses, provisions and charges	(1,929)	(258)	(262)	(114)	(2,563)
Credit impairment (losses)/releases(2)	(124)	(23)	(14)	8	(153)
Provisions for other liabilities and (charges)/releases	(230)	(14)	(8)	(8)	(260)
Total operating credit impairment losses, provisions and (charges)/releases	(354)	(37)	(22)	–	(413)
Profit/(loss) before tax	1,481	190	57	(161)	1,567

2017
Net interest income	3,270	391	74	68	3,803
Non-interest income(1)	615	74	364	56	1,109
Total operating income	3,885	465	438	124	4,912
Operating expenses before credit impairment losses, provisions and charges	(1,856)	(223)	(304)	(119)	(2,502)
Credit impairment (losses)/releases	(36)	(13)	(174)	20	(203)
Provisions for other liabilities and (charges)/releases	(342)	(55)	(11)	15	(393)
Total credit impairment losses, provisions and (charges)/releases	(378)	(68)	(185)	35	(596)
Profit/(loss) before tax	1,651	174	(51)	40	1,814

2016
Net interest income	3,117	380	73	12	3,582
Non-interest income(1)	559	76	312	266	1,213
Total operating income	3,676	456	385	278	4,795
Operating expenses before credit impairment losses, provisions and charges	(1,785)	(215)	(281)	(136)	(2,417)
Credit impairment (losses)/releases	(21)	(29)	(21)	4	(67)
Provisions for other liabilities and charges	(338)	(26)	(11)	(22)	(397)
Total credit impairment losses, provisions and (charges)/releases	(359)	(55)	(32)	(18)	(464)
Profit before tax	1,532	186	72	124	1,914
(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)

Credit impairment losses for 2018 are calculated on an IFRS 9 basis and for 2017 and 2016 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	143

Annual Report 2018 | Financial review

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

Summarised income statement

	2018 £m	2017 £m	2016 £m
Net interest income	3,126	3,270	3,117
Non-interest income(1)	638	615	559
Total operating income	3,764	3,885	3,676
Operating expenses before credit impairment losses, provisions and charges	(1,929)	(1,856)	(1,785)
Credit impairment losses(2)	(124)	(36)	(21)
Provisions for other liabilities and charges	(230)	(342)	(338)
Total operating credit impairment losses, provisions and charges	(354)	(378)	(359)
Profit before tax	1,481	1,651	1,532

(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)

Credit impairment losses for 2018 are calculated on an IFRS 9 basis and for 2017 and 2016 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44 to the Consolidated Financial Statements.

2018 compared to 2017

Profit before tax decreased by £170m to £1,481m in 2018 (2017: £1,651m). By income statement line, the movements were:

–

Net interest income was down 4%, driven by pressure on new mortgage lending margins and SVR attrition partially offset by management pricing actions on customer deposits and strong mortgage lending volumes.

–	Non-interest income was up 4%, due to stronger consumer finance income partially offset by lower overdraft fees, reflecting regulatory changes.
–

Operating expenses before credit impairment losses, provisions and charges increased 4%, with higher regulatory, risk and control costs, strategic investment in business transformation, digital enhancements and growth initiatives.

–	Credit impairment losses were up at £124m, due to lower releases in mortgages and other unsecured lending portfolios.
–

Provisions for other liabilities and charges were down at £230m, due to £109m PPI conduct provision charges and £35m other conduct provision charges relating to the sale of interest rate derivatives in 2017 which were not repeated. We had provision charges in the fourth quarter of 2018 of £58m in relation to our consumer credit business operations and £33m relating to historical probate and bereavement processes.

The remaining provision for PPI redress and related costs was £246m. We made no additional PPI charges in the year, based on our recent claims experience, and having considered the FCA’s Consultation Paper 18/33 issued on 7 November 2018. We will continue to monitor our provision levels, and take account of the impact of any further change in claims received and FCA guidance.

The remaining provision for other conduct issues was £30m, which primarily relates to the sale of interest rate derivatives, following an ongoing review of the regulatory classification of customers potentially eligible for redress. Following further analysis, management assessed the provision requirements resulting in a release of £11m in the second quarter of 2018.

In the fourth quarter of 2018 we were fined £32.8m by the FCA in relation to an investigation into our historical probate and bereavement practices. We acknowledged the findings of the FCA and apologised to the families and beneficiaries of deceased customers affected by these failings. We have completed a comprehensive tracing exercise and transferred the majority of funds in deceased customers’ accounts to their rightful beneficiaries, with compensatory interest where appropriate.

In the fourth quarter of 2018 we made a £58m provision in relation to our consumer credit business operations. This charge is management’s current best estimate as we continue to assess the scope of this issue.

2017 compared to 2016

Profit before tax increased by £119m to £1,651m in 2017 (2016: £1,532m). By income statement line, the movements were:

–	Net interest income increased 5%, driven by liability margin improvement offsetting pressure on new lending margins and SVR attrition.
–	Non-interest income increased 10%, due to higher current account and wealth management fees.
–

Operating expenses before credit impairment losses, provisions and charges were up 4%, with investment in business growth, digital enhancements and software write-offs, partially offset by operational efficiency.

–

Credit impairment losses increased to £36m, predominantly driven by lower mortgage impairment releases of £40m in 2017 (2016: £120m). The loan book continues to perform well, supported by the ongoing resilience of the UK economy and our strong risk management practices.

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

144	Santander UK Group Holdings plc

> Income statement review

Customer balances

	2018 £bn	2017 £bn
Mortgages	158.0	154.7
Business banking	1.8	1.9
Consumer (auto) finance	7.3	7.0
Other unsecured lending	5.7	5.1
Customer loans	172.8	168.7

Current accounts(3)	68.4	67.5
Savings(3)	56.0	59.3
Business banking accounts	11.9	11.2
Other retail products(3)	5.8	5.8
Customer deposits	142.1	143.8

Risk-weighted assets (RWAs)	46.2	44.1

(3)

Balances for ‘Savings’ and ‘Other retail products’ have been restated to reflect the transfer of the Crown Dependencies balances to Corporate Centre and cahoot current account and savings balances from ‘Other retail products’ to ‘Current accounts’ and ‘Savings’.

2018 compared to 2017

–

Mortgage lending increased £3.3bn, through a combination of well positioned service and product pricing, as well as our ongoing focus on customer retention. In 2018, mortgage gross lending was £28.8bn (2017: £25.5bn) and consumer (auto) finance gross lending was £3.8bn (2017: £3.1bn). Credit cards balances also increased £0.5bn with competitive pricing strategy in late 2018.

–

Customer deposits decreased, primarily due to a decline of £3.3bn in savings balances, partially offset by a £0.9bn increase in current account balances and a £0.7bn increase in business banking deposits.

–	RWAs increased in line with customer loan growth.

Santander UK Group Holdings plc	145

Annual Report 2018 | Financial review

CORPORATE & COMMERCIAL BANKING

To better align reporting to the nature of the business segment following ring-fence transfers, Commercial Banking has been re-branded as Corporate & Commercial Banking. Corporate & Commercial Banking covers businesses with an annual turnover of £6.5m to £500m. Corporate & Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional CBCs and through telephony and digital channels.

Summarised income statement

	2018 £m	2017 £m	2016 £m
Net interest income	403	391	380
Non-interest income(1)	82	74	76
Total operating income	485	465	456
Operating expenses before credit impairment losses, provisions and charges	(258)	(223)	(215)
Credit impairment losses(2)	(23)	(13)	(29)
Provisions for other liabilities and charges	(14)	(55)	(26)
Total operating credit impairment losses, provisions and charges	(37)	(68)	(55)
Profit before tax	190	174	186

(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)

Credit impairment losses for 2018 are calculated on an IFRS 9 basis and for 2017 and 2016 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44 to the Consolidated Financial Statements.

2018 compared to 2017

Profit before tax increased by £16m to £190m in 2018 (2017: £174m). By income statement line, the movements were:

–	Net interest income was up 3%, driven by improved liability margins.
–

Non-interest income was up 11%, with growth in asset restructuring fees up 27%, digital and payment fees up 22%, cash management up 13% and international up 4%, partially offset by a decline in rates management income.

–

Operating expenses before credit impairment losses, provisions and charges were up 16%, driven by higher regulatory costs, business transformation, digital enhancements and expansion of our asset finance business.

–	Credit impairment losses were up at £23m primarily due to lower releases, partially offset by risk management initiatives. All portfolios continue to perform well.
–

Provisions for other liabilities and charges improved largely due to a partial release in the second quarter of 2018 of a charge in respect of a charge made in the second quarter of 2017 relating to the sale of interest rate derivatives.

2017 compared to 2016

Profit before tax decreased by £12m to £174m in 2017 (2016: £186m). By income statement line, the movements were:

–	Net interest income increased 3%, driven by an increase in customer deposits as we continued to focus on deepening customer relationships.
–	Non-interest income was down £2m, with lower rates management fees, partially offset by growth in asset restructuring, up 4%, international, up 20%, and digital and payment fees, up 16%.
–	Operating expenses before credit impairment losses, provisions and charges were up 4%, driven by enhancements to our digital channels.
–	Credit impairment losses were lower at £13m. The loan book continues to perform well and is supported by our prudent lending policy.
–	Provisions for other liabilities and charges increased to £55m, mainly due to conduct charges in the second quarter of 2017.

Customer balances

	2018 £bn	2017 £bn
Non-Commercial Real Estate trading businesses	11.5	11.5
Commercial Real Estate(3)(4)	6.2	7.9
Customer loans	17.7	19.4
Customer deposits	17.6	17.8
RWAs	17.0	19.4

(3)	Excludes Commercial Real Estate loans totalling £0.2bn (2017: £0.2bn) to small business customers that are managed by Business banking in the Retail Banking business segment.
(4)

See ‘Alternative Performance Measures’ in the Shareholder information section of this Annual Report for reconciliations of adjusted Commercial Real Estate and non-Commercial Real Estate trading businesses lending to the nearest IFRS measure.

2018 compared to 2017

–

Customer loans were down £1.7bn, largely due to ring-fence transfers and a risk management initiative, as well as a £1.1bn managed reduction in Commercial Real Estate lending, as well as customer repayments.

Alongside the ring-fence transfers and a risk management initiative, we have continued our solid lending growth to non-Commercial Real Estate trading businesses of £0.5bn, ahead of the market.(4)

–	Customer deposits were down £0.2bn, driven by management pricing actions and working capital use by customers.
–

RWAs decreased 12%, largely as a result of ring-fence implementation and risk management initiatives, including significant risk transfer (SRT) securitisations. These actions have positioned the bank prudently, though they will have an economic impact in 2019.

146	Santander UK Group Holdings plc

> Income statement review

CORPORATE & INVESTMENT BANKING

As part of a rebrand across the Banco Santander group, Global Corporate Banking (the UK segment of Santander Global Corporate Banking) has been branded as Corporate & Investment Banking (CIB). CIB services corporate clients with an annual turnover of £500m and above. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summarised income statement

	2018 £m	2017 £m	2016 £m
Net interest income	69	74	73
Non-interest income(1)	272	364	312
Total operating income	341	438	385
Operating expenses before credit impairment losses, provisions and charges	(262)	(304)	(281)
Credit impairment losses(2)	(14)	(174)	(21)
Provisions for other liabilities and charges	(8)	(11)	(11)
Total operating credit impairment losses, provisions and charges	(22)	(185)	(32)
Profit/(loss) before tax	57	(51)	72
(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)

Credit impairment losses for 2018 are calculated on an IFRS 9 basis and for 2017 and 2016 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44 to the Consolidated Financial Statements

2018 compared to 2017

As described in more detail below, and in Note 43 to the Consolidated Financial Statements, the financial results reflect the changes in our statutory perimeter that we made in the third quarter of 2018, following the ring-fence transfers to Banco Santander London Branch which principally impacted Corporate & Investment Banking. Prior periods have not been restated. Profit before tax increased by £108m to £57m in 2018 (2017: £51m loss). By income statement line, the movements were:

–	Operating income was down predominantly due to ring-fence transfers.
–	We have continued our strategic investment in business transformation, digital enhancements and growth initiatives in our core business areas.
–	Credit impairment losses were down, due to charges for Carillion plc in 2017.

2017 compared to 2016

Profit before tax decreased by £123m to a loss of £51m in 2017 (2016: £72m). By income statement line, the movements were:

–	Net interest income was up £1m, due to lending growth in project and acquisition finance, securitisation and transactional services, offset by continued asset margin pressures.
–	Non-interest income increased 17% to £364m, driven by security financing, derivative sales, and market making.
–

Operating expenses before credit impairment losses, provisions and charges increased 8% to £304m, due to a one-off charge for services provided by Banco Santander SA. Going forward, the majority of these charges will be allocated to the Banco Santander London Branch under our new ring-fence structure.

–	Credit impairment losses increased to £174m, primarily relating to Carillion plc exposures.
–	Provisions for other liabilities and charges remained at £11m.

Customer balances

	2018 £bn	2017 £bn
Customer loans	4.6	6.0
Customer deposits	4.8	4.5
RWAs	7.2	16.5

2018 compared to 2017

–	Customer loans decreased to £4.6bn, largely as a result of ring-fence transfers and a risk management initiative(3).
–	Customer deposits increased to £4.8bn, largely as a result of higher instant access deposit balances.
–

RWAs decreased 56% to £7.2bn largely as a result of ring-fence transfers and a risk management initiative. Other assets and liabilities of £21.5bn and £20.7bn, primarily relating to derivative contracts, were transferred to Banco Santander London Branch in July 2018. RWAs attributable to customer loans were £5.2bn (2017: £7.2bn). These actions will result in significantly lower future profits for this segment.

(3)

See ‘Alternative Performance Measures’ in the Shareholder information section of this Annual Report for reconciliations of adjusted Commercial Real Estate and non-Commercial Real Estate trading businesses lending to the nearest IFRS measure.

Santander UK Group Holdings plc	147

Annual Report 2018 | Financial review

CORPORATE CENTRE

Corporate Centre mainly includes the treasury, non-core corporate and legacy portfolios, including Crown Dependencies. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy portfolios are being run-down and/or managed for value.

Summarised income statement

	2018 £m	2017 £m	2016 £m
Net interest income	8	68	12
Non-interest (expense)/income(1)	(55)	56	266
Total operating (expense)/income	(47)	124	278
Operating expenses before credit impairment losses, provisions and charges	(114)	(119)	(136)
Credit impairment releases(2)	8	20	4
Provisions for other liabilities and charges	(8)	15	(22)
Total operating credit impairment releases/(losses), provisions and charges	–	35	(18)
(Loss)/profit before tax	(161)	40	124

(1)	Comprised of Net fee and commission income and Net trading and other income
(2)

Credit impairment losses for 2018 are calculated on an IFRS 9 basis and for 2017 and 2016 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44 to the Consolidated Financial Statements.

2018 compared to 2017

Corporate Centre made a loss before tax of £161m in 2018 (2017: £40m profit). By income statement line, the movements were:

–	Net interest income was down largely due to the £39m accrued interest release in the second quarter of 2017, which was not repeated this year, and lower yields on non-core assets.
–

Non-interest expense was up largely due to the £48m gain on sale of Vocalink Holdings Limited shareholdings in the second quarter of 2017 and positive mark-to-market movements on asset portfolios in 2017, which were not repeated this year.

–

Operating expenses before credit impairment losses, provisions and charges were down 4%, with lower regulatory and project costs relating to Banking Reform of £38m (2017: £81m) offset by £40m of costs relating to GMP equalisation(3).

–	Credit impairment releases were down 60%, largely driven by our exit strategy from non-core customer loans.
–	Provisions for other liabilities and charges were up at £8m, largely due to releases in 2017 which were not repeated this year.

(3)	See ‘Alternative Performance Measures’ in the Shareholder information section of this Annual Report for details on GMP equalisation.

2017 compared to 2016

Profit before tax decreased by £84m to £40m in 2017 (2016: £124m). By income statement line, the movements were:

–

Net interest income increase was primarily due to a £39m release of accrued interest on a foreign tax liability no longer payable after the second quarter of 2017. Net interest income from the structural hedge was broadly in line with 2016, with a hedge position of c£80bn and average duration of c2.5years. The majority of new mortgage flows were left un-hedged.

–

Non-interest income was impacted by the absence of the £119m gain on sale of Visa Europe Limited in 2016 and mark-to-market movements on economic hedges and hedge inefficiencies in 2017. This was partially offset by the £48m gain on sale of Vocalink Holdings Limited in the second quarter of 2017.

–

Operating expenses before credit impairment losses, provisions and charges, represent regulatory compliance and project costs relating to ring-fencing of £81m as well as costs pertaining to strategic investment in business growth.

–	Credit impairment releases increased to £20m, driven by our exit strategy from non-core customer loans.
–	Provisions for other liabilities and charges improved to £15m, predominantly due to a provision release for a historical operational risk closure.

Customer balances

	2018 £bn	2017 £bn
Customer loans(4)	4.8	6.2
– of which Social Housing	3.8	5.1
– of which Crown Dependencies	0.3	0.3
– of which non-core	0.7	0.8
Customer deposits(4)	7.6	9.8
– of which Crown Dependencies	4.8	6.4
RWAs	8.4	7.0

(4)	Balances for ‘Customer loans’ and ‘Customer deposits’ have been restated to reflect the transfer of Crown Dependencies from Retail Banking.

2018 compared to 2017

–	Customer loans decreased £1.4bn, as we continue to implement our exit strategy from non-core customer loans, predominantly our legacy Social Housing portfolio.
–	Customer deposits decreased to £7.6bn, largely due to management pricing actions driving a reduction in deposits in Crown Dependencies.
–

RWAs were higher at £8.4bn, due to increases in counterparty risk with more concentrated exposures to Banco Santander London Branch, following derivative business transfers as part of ring-fence implementation. RWAs attributable to non-core customer loans amounted to £1.7bn (2017: £1.0bn) following an increase in Social Housing risk-weights.

–	Our structural hedge position has remained stable at c£89bn (2017: c£80bn), with an average duration of c2.2 years (2017: c2.5 years). The majority of new mortgage flows were left un-hedged.

148	Santander UK Group Holdings plc

> Balance sheet review

Balance sheet review

SUMMARISED CONSOLIDATED BALANCE SHEET

	2018 £m	2017 £m
Assets
Cash and balances at central banks	24,180	32,771
Financial assets at fair value through profit or loss:
– Trading assets	–	30,555
– Derivative financial instruments	5,321	19,942
– Other financial assets at fair value through profit or loss	6,137	2,096
Financial assets at amortised cost:
– Loans and advances to customers(1)	201,619	199,332
– Loans and advances to banks(1)	3,515	3,466
– Reverse repurchase agreements – non trading(1)	21,127	2,614
– Other financial assets at amortised cost(2)	7,228
Financial assets at fair value through other comprehensive income(2)	13,302
Financial investments(2)		17,611
Interest in other entities	88	73
Property, plant and equipment	1,835	1,598
Retirement benefit assets	842	449
Tax, intangibles and other assets	4,187	4,253
Total assets	289,381	314,760
Liabilities
Financial liabilities at fair value through profit or loss:
– Trading liabilities	–	31,109
– Derivative financial instruments	1,594	17,613
– Other financial liabilities at fair value through profit or loss	6,286	2,315
Financial liabilities at amortised cost:
– Deposits by customers	173,692	177,421
– Deposits by banks(1)	17,824	12,708
– Repurchase agreements – non trading(1)	10,910	1,076
– Debt securities in issue	55,906	48,860
– Subordinated liabilities	3,601	3,793
Retirement benefit obligations	115	286
Tax, other liabilities and provisions	3,233	3,377
Total liabilities	273,161	298,558
Equity
Total shareholders’ equity	15,820	15,801
Non-controlling interests	400	401
Total equity	16,220	16,202
Total liabilities and equity	289,381	314,760

(1)

From 1 January 2018, the non-trading repurchase agreements and non-trading reverse repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are re-presented accordingly.

(2)

On adoption of IFRS 9, the Santander UK group split the ‘financial investments’ balance sheet line item between ‘other financial assets at amortised cost’ and ‘financial assets at fair value through other comprehensive income’. This approach aligns the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position.

A more detailed Consolidated Balance Sheet is contained in the Consolidated Financial Statements.

2018 compared to 2017

As described in more detail below, and in Note 43 to the Consolidated Financial Statements, the balances at 31 December 2018 excluded assets and liabilities transferred outside of the Santander UK group as part of ring-fencing implementation.

Assets

Cash and balances at central banks

Cash and balances at central banks decreased by 26% to £24,180m at 31 December 2018 (2017: £32,771m) due to no balances being held with US Federal Reserve following the closure of the ANTS branch office in the US, and lower balances with the Bank of England, in accordance with our liquidity and funding plans.

Trading assets

Trading assets decreased to £nil at 31 December 2018 (2017: £30,555m). This reflected the run-down or transfer of our trading business, including the transfer of our gilt-edged market making business to Banco Santander London Branch, as part of our transition to our ring-fenced model.

Derivative financial instruments – assets

Derivative assets decreased by 73% to £5,321m at 31 December 2018 (2017: £19,942m). This mainly related to the transfer of the prohibited part of our derivatives business with certain corporates and financial institutions to Banco Santander London Branch as part of the transition to our ring-fenced model.

Santander UK Group Holdings plc	149

Annual Report 2018 | Financial review

Other financial assets at fair value through profit or loss

Other financial assets at fair value through profit or loss increased to £6,137m at 31 December 2018 (2017: £2,096m), due to the following:

–

On adoption of IFRS 9, certain financial investments and loans and advances to customers, previously measured at amortised cost or available-for-sale under IAS 39, were reclassified at fair value through profit or loss (FVTPL), as they did not have solely payment of principal and interest (SPPI) characteristics. These reclassifications were partially offset by the Santander UK group electing to re-measure Social Housing loans from FVTPL to amortised cost to reflect the hold to collect business model.

–	As part of the establishment of a credit protection vehicle in the year, Santander UK acquired £2.5bn of credit linked notes (classified as debt securities), which were measured at FVTPL.
–	In addition, Santander UK elected to classify certain non-trading reverse repurchase agreements totalling £2.2bn at FVTPL to minimise accounting mismatches during our ring-fencing transition.

Loans and advances to customers

Loans and advances to customers at amortised cost increased slightly to £201,619m at 31 December 2018 (2017: £199,332m). This was mainly due to:

–

Increases related to £3.3bn of lending growth in mortgages and £0.5bn(1) lending growth to non-CRE trading businesses, £0.8bn in lending to other group entities and £1.0bn due to the re-classification of Social Housing loans from FVTPL to amortised cost on adoption of IFRS 9.

–

Decreases largely due to managed reductions of £1.1bn in CRE and £1.4bn in non-core loans, as well as £1.4bn of ring-fence transfers. In September 2018, we also transferred £1.3bn of customer loans to Banco Santander London Branch as part of a risk management initiative.

Reverse repurchase agreements – non trading

Non trading reverse repurchase agreements increased to £21,127m at 31 December 2018 (2017: £2,614m), which reflected the revised classification of the majority of our permitted non trading reverse repurchase agreements at amortised cost, in line with our ring-fenced business model for managing these assets as part of our overall funding and liquidity plans.

Other financial assets at amortised cost

On adoption of IFRS 9, the Santander UK group split the ‘financial investments’ balance sheet line item between ‘other financial assets at amortised cost’ and ‘financial assets at FVOCI. This aligned the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position. At 1 January 2018, this resulted in £7,776m of other financial assets at amortised cost being re-classified from financial investments measured at amortised cost. When compared to 1 January 2018, the balance reduced slightly to £7,228m at 31 December 2018.

Financial assets at fair value through other comprehensive income

At 1 January 2018 and on adoption of IFRS 9, financial investments of £8,743m that were previously measured at available-for-sale under IAS 39 were re-classified at FVOCI. When compared to 1 January 2018, the balance increased to £13,302m at 31 December 2018 due to higher volumes of short-dated bonds within the eligible liquidity pool.

Retirement benefit assets

Retirement benefit assets increased by 88% to £842m at 31 December 2018 (2017: £449m). This was mainly due to actuarial gains in the year driven by rising corporate bond yields, partially offset by a higher assumed inflation rate, which when combined reduced the value placed on Scheme liabilities.

Liabilities

Trading liabilities

Trading liabilities decreased to £nil at 31 December 2018 (2017: £31,109m). This reflected the run-down or transfer of the majority of our trading business, including the transfer of our gilt-edged market making business to Banco Santander London Branch, as part of our transition to our ring-fenced model.

Derivative financial instruments – liabilities

Derivative liabilities decreased to £1,594m at 31 December 2018 (2017: £17,613m). This mainly related to the transfer of the prohibited part of our derivatives business with certain corporates and financial institutions to Banco Santander London Branch, as part of the transition to our ring-fenced model.

Other financial liabilities at fair value through profit or loss

Other financial liabilities at fair value through profit or loss increased to £6,286m at 31 December 2018 (2017: £2,315m), due to the classification of £1.7bn of non-trading repurchase agreements at FVTPL to minimise accounting mismatches during our ring-fencing transition, and also higher structured deposit balances following the establishment of a new credit protection vehicle in the year.

Deposits by customers

Deposits by customers at amortised cost decreased by 2% to £173,692m at 31 December 2018 (2017: £177,421m), with lower corporate deposits and management pricing actions driving a reduction in retail savings products. This was partially offset by a £0.9bn increase in personal current account balances.

Deposits by banks

Deposits by banks increased by 40% to £17,824m at 31 December 2018 (2017: £12,708m), driven by further drawdowns of the Term Funding Scheme with the Bank of England, and higher deposits held as collateral.

Repurchase agreements – non trading

Non trading repurchase agreements increased to £10,910m at 31 December 2018 (2017: £1,076m), which reflected the revised classification of the majority of our permitted non trading repurchase agreements at amortised cost, in line with our ring-fenced business model for managing these liabilities as part of our overall funding and liquidity plans.

Debt securities in issue

Debt securities in issue increased by 14% to £55,906m at 31 December 2018 (2017: £48,860m) reflecting the pre-funding of our 2019 requirements.

Retirement benefit obligations

Retirement benefit obligations decreased by 60% to £115m at 31 December 2018 (2017: £286m). This was principally due to actuarial gains in the year driven by widening credit spreads on the discount rate used to value scheme liabilities.

Equity

Total shareholders’ equity

Total shareholders’ equity remained broadly flat at £15,820m at 31 December 2018 (2017: £15,801m). Total comprehensive income in the period was offset by dividend payments, including £668m associated with ring-fencing transfers to Banco Santander London Branch.

(1)	Non-IFRS measure. See page 238.

150	Santander UK Group Holdings plc

> Balance sheet review

Cash flows

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2018 £m	2017 £m	2016 £m
Net cash flows from operating activities	(13,182)	21,880	14,777
Net cash flows from investing activities	(3,925)	816	(7,340)
Net cash flows from financing activities	5,687	(5,543)	(3,159)
Change in cash and cash equivalents	(11,420)	17,153	4,278

A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.

The major activities and transactions that affected cash flows during 2018, 2017 and 2016 were as follows:

In 2018, the net cash outflows from operating activities of £13,182m resulted from net cash outflows relating to trading and derivative assets and liabilities. The net cash outflows from investing activities of £3,925m mainly reflecting purchases of financial investments in the year as part of normal liquidity management. The net cash inflows from financing activities of £5,687m reflected the net inflows from debt securities following the pre-funding of our 2019 requirements. This was offset by payments of dividends on ordinary shares, preference shares, other equity instruments and non-controlling interests. Cash and cash equivalents decreased by £11,420m principally from the decrease in cash held at central banks.

In 2017, the net cash inflows from operating activities of £21,880m resulted from the increase in trading balances, increased customer lending and customer savings and deposits from other banks. The net cash inflows from investing activities of £816m mainly reflected sale and redemption of financial investments offset by purchases of property, plant and equipment and intangible assets. The net cash outflows from financing activities of £5,543m principally reflected the repayment of debt securities maturing in the year of £13,763 offset by new issues of debt securities of £8,748m, the payment of interim dividends on ordinary shares, preference shares, other equity instruments and non-controlling interests of £1,001m. Cash and cash equivalents increased by £17,153m principally from the increase in cash and balances at central banks, which is held as part of the liquidity pool. This increase was mainly due to a change in the mix of assets held for liquidity purposes as part of normal portfolio management activity.

In 2016, the net cash inflows from operating activities of £14,777m resulted from the increase in trading balances, increased customer lending and customer savings and deposits from other banks. The net cash outflows from investing activities of £7,340m principally reflected the purchase of held-to-maturity investments. The net cash outflows from financing activities of £3,159m principally reflected the repayment of debt securities maturing in the year of £11,352m offset by new issues of debt securities of £8,788m, the payment of interim dividends on ordinary shares, preference shares, other equity instruments and non-controlling interests of £560m. Cash and cash equivalents increased by £4,278m principally from the increase in cash held at central banks and also debt securities, both of which are held as part of the liquidity pool. This has increased due to an increase in wholesale funding with a maturity of less than 30 days.

Santander UK Group Holdings plc	151

Annual Report 2018 | Financial review

2018 business development highlights

Retail Banking

–	We announced plans to reshape our branch network and close 140 branches in response to changes in how customers are choosing to carry out their banking.

Our future branch network, with c615 branches, will be made up of a combination of larger branches offering improved community facilities to support local businesses and customers, and smaller branches using the latest technology to offer customers more convenient access to banking services. Furthermore, in order to deliver a branch network for the future, 100 branches will be refurbished over the next two years through an investment of £55m.

–

Our Wealth Management strategy continues to focus on expanding our multi-channel proposition to make investments accessible for our customers. In the second half of 2018 we launched the Digital Investment Advisor, offering customers low cost online investments advice. This complements our growing online platform, the Investment Hub, which now serves over 254,000 accounts (up 12% from 2017), as well as our face-to-face advice services for customers.

–

We aim to help our customers manage their money and improve our customer experience by providing real-time support in their channel of choice. In November 2018 we launched the Santander ChatBot for our online banking customers. It has been designed to support their questions and queries using machine learning, giving instant answers to basic types of queries often raised.

–

SMEs have traditionally been underserved by banks in the UK, and we aim to change this. In October 2018 we launched the 1I2I3 Business Current Account alongside the 1I2I3 Business World for small businesses and expanded our support by providing access to our branch network for account holders. The 1I2I3 Business Current Account has been rated ‘Outstanding’ by Business Moneyfacts since launch.

–

We have successfully applied to be part of the Incentivised Switching Scheme (branded Business Banking Switch), which covers eligible RBS business customers (formerly known as customers of Williams & Glyn), with an annual credit turnover of up to £25m. These customers will be incentivised to switch their primary business current accounts and loans to participating challenger banks, including Santander UK, when the scheme launches on 25 February. Under the scheme, participating banks will receive a one-off payment for each switching customer that they attract.

–

In April 2018, we launched ‘Santander One Pay FX’, a new blockchain-based international payments service which enables our customers to have the majority of their euro transfers complete on the same day. This was part of a Banco Santander initiative for retail customers across UK, Spain, Brazil and Poland.

–	Throughout 2018, we have been making improvements to our mobile banking app which resulted in our iOS rating improving to 4.8 in December 2018, based on 181,000 reviews.
–

We have made improvements to our mortgage offering throughout 2018, including exclusive rates for First Time Buyers holding a Help to Buy ISA, and our gifted deposit scheme promotion. We also added the ability to make a single mortgage overpayment online at any time, offering customers more control over their mortgage.

Corporate & Commercial Banking

–

Our Growth Capital team continues to provide high growth SMEs with innovative funding solutions to support investment, with over £21m of growth capital and £101m of senior debt provided to 36 companies as part of our Breakthrough programme. In 2018, we supported 478 companies who benefited from international events focused on helping create international connections and achieving their global ambitions.

–

We are also building primacy banking customer relationships with a growing number of international trade initiatives, which complements existing services like the Santander Trade Club, which is part of the Trade Club Alliance. The Alliance currently has 12 members, formed of international banking groups, with 10 already offering global access to our customers looking to find new trading partners.

We are developing these initiatives in collaboration with the Banco Santander group and key strategic partners to leverage global expertise and contacts to help our customers grow their businesses.

–

We have established 3 trade corridors in 2018 to connect our UK customers, helping UK businesses to establish the necessary contacts and local support services to open up new markets and successfully grow trade overseas.

Corporate & Investment Banking

–	We have made progress in completing the roll out of our client management service to all our customers, to simplify the client on-boarding process and improve customer experience.

152	Santander UK Group Holdings plc

Strategic report
Governance
Risk review
Financial review
Financial statements
Shareholder information

    Financial statements

Annual Report 2018 | Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Santander UK Group Holdings plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Santander UK Group Holdings plc and its subsidiaries (the “Company”) as of 31 December 2018 and 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement, and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and with International Financial Reporting Standards as adopted by the European Union.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

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

PricewaterhouseCoopers LLP

London, UK

8 March 2019

We have served as the Company’s auditor since 2016.

154	Santander UK Group Holdings plc

> Audit Report

This page left intentionally blank

Santander UK Group Holdings plc	155

Annual Report 2018 | Financial Statements

This page left intentionally blank

156	Santander UK Group Holdings plc

> Audit Report

This page left intentionally blank

Santander UK Group Holdings plc	157

Annual Report 2018 | Financial Statements

This page left intentionally blank

158	Santander UK Group Holdings plc

> Audit Report

This page left intentionally blank

Santander UK Group Holdings plc	159

Annual Report 2018 | Financial statements

Consolidated Income Statement

For the years ended 31 December

	Notes	2018 £m	2017 £m	2016 £m
Interest and similar income	3	6,072	5,905	6,467
Interest expense and similar charges	3	(2,466)	(2,102)	(2,885)
Net interest income		3,606	3,803	3,582
Fee and commission income	4	1,170	1,222	1,188
Fee and commission expense	4	(421)	(415)	(418)
Net fee and commission income		749	807	770
Net trading and other income	5	188	302	443
Total operating income		4,543	4,912	4,795
Operating expenses before credit impairment losses, provisions and charges	6	(2,563)	(2,502)	(2,417)
Credit impairment losses	8	(153)	(203)	(67)
Provisions for other liabilities and charges	8	(260)	(393)	(397)
Total operating credit impairment losses, provisions and charges		(413)	(596)	(464)
Profit before tax		1,567	1,814	1,914
Tax on profit	9	(446)	(560)	(597)
Profit after tax		1,121	1,254	1,317

Attributable to:
Equity holders of the parent		1,082	1,215	1,272
Non-controlling interests	35	39	39	45
Profit after tax		1,121	1,254	1,317

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

160	Santander UK Group Holdings plc

> Primary financial statements

Consolidated Statement of Comprehensive Income

For the years ended 31 December

	2018 £m	2017 £m	2016 £m
Profit after tax	1,121	1,254	1,317
Other comprehensive income:
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities:(1)
– Change in fair value		80	127
– Income statement transfers		(54)	(115)
– Taxation		(6)	(16)
		20	(4)
Movement in fair value reserve (debt instruments):(1)
– Change in fair value	(74)
– Income statement transfers	21
– Taxation	14
	(39)
Cash flow hedges:
– Effective portion of changes in fair value	788	(238)	4,365
– Income statement transfers	(751)	(94)	(4,076)
– Taxation	(14)	89	(72)
	23	(243)	217
Currency translation on foreign operations	–	–	(3)
Net other comprehensive income that may be reclassified to profit or loss subsequently	(16)	(223)	210
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
– Change in fair value	469	(103)	(528)
– Taxation	(117)	26	133
	352	(77)	(395)
Own credit adjustment:
– Change in fair value	84	(29)	–
– Taxation	(21)	7	–
	63	(22)	–
Net other comprehensive income that will not be reclassified to profit or loss subsequently	415	(99)	(395)
Total other comprehensive income net of tax	399	(322)	(185)
Total comprehensive income	1,520	932	1,132

Attributable to:
Equity holders of the parent	1,481	893	1,087
Non-controlling interests	39	39	45
Total comprehensive income	1,520	932	1,132

(1)	Following the adoption of IFRS 9, a fair value reserve was introduced to replace the available-for-sale reserve, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc	161

Annual Report 2018 | Financial statements

Consolidated Balance Sheet

At 31 December

	Notes	2018 £m	2017 £m
Assets
Cash and balances at central banks		24,180	32,771
Financial assets at fair value through profit or loss:
– Trading assets	11	–	30,555
– Derivative financial instruments	12	5,321	19,942
– Other financial assets at fair value through profit or loss	13	6,137	2,096
Financial assets at amortised cost:
– Loans and advances to customers(1)	14	201,619	199,332
– Loans and advances to banks(1)		3,515	3,466
– Reverse repurchase agreements – non trading(1)	17	21,127	2,614
– Other financial assets at amortised cost(2)	18	7,228
Financial assets at fair value through other comprehensive income(2)	19	13,302
Financial investments(2)	20		17,611
Interests in other entities	21	88	73
Intangible assets	22	1,814	1,742
Property, plant and equipment		1,835	1,598
Current tax assets	9	106	–
Retirement benefit assets	31	842	449
Other assets		2,267	2,511
Total assets		289,381	314,760
Liabilities
Financial liabilities at fair value through profit or loss:
– Trading liabilities	23	–	31,109
– Derivative financial instruments	12	1,594	17,613
– Other financial liabilities at fair value through profit or loss	24	6,286	2,315
Financial liabilities at amortised cost:
– Deposits by customers	25	173,692	177,421
– Deposits by banks(1)	26	17,824	12,708
– Repurchase agreements – non trading(1)	27	10,910	1,076
– Debt securities in issue	28	55,906	48,860
– Subordinated liabilities	29	3,601	3,793
Other liabilities		2,507	2,728
Provisions	30	515	558
Current tax liabilities	9	–	3
Deferred tax liabilities	9	211	88
Retirement benefit obligations	31	115	286
Total liabilities		273,161	298,558
Equity
Share capital	33	7,060	7,060
Other equity instruments	34	2,041	2,041
Retained earnings		6,439	6,399
Other reserves		280	301
Total shareholders’ equity		15,820	15,801
Non-controlling interests	35	400	401
Total equity		16,220	16,202
Total liabilities and equity		289,381	314,760

(1)

From 1 January 2018, the non-trading repurchase agreements and non-trading reverse repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are represented accordingly.

(2)

On adoption of IFRS 9, the ‘financial investments’ balance sheet line item was split between ‘other financial assets at amortised cost’ and ‘financial assets at FVOCI’. This approach aligns the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

The Financial Statements were approved and authorised for issue by the Board on 26 February 2019 and signed on its behalf by:

Nathan Bostock	Antonio Roman
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

162	Santander UK Group Holdings plc

> Primary financial statements

Consolidated Cash Flow Statement

For the years ended 31 December

	Notes	2018 £m	2017 £m	2016 £m
Cash flows from operating activities
Profit after tax		1,121	1,254	1,317

Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation		378	354	322
– Provisions for other liabilities and charges		260	393	397
– Impairment losses		189	257	132
– Corporation tax charge		446	560	597
– Other non-cash items		(68)	(218)	(599)
– Pension charge for defined benefit pension schemes		81	32	26
		1,286	1,378	875
Net change in operating assets and liabilities:
– Cash and balances at central banks		(161)	(25)	(30)
– Trading assets		24,528	(941)	(2,049)
– Derivative assets		14,621	5,529	(4,560)
– Other financial assets at fair value through profit or loss		(3,467)	25	257
– Loans and advances to banks and customers		(8,221)	(1,829)	(2,262)
– Other assets		203	(246)	(121)
– Deposits by banks and customers		1,845	8,805	11,201
– Derivative liabilities		(16,018)	(5,490)	1,595
– Trading liabilities		(31,101)	15,017	2,837
– Other financial liabilities at fair value through profit or loss		4,480	717	336
– Debt securities in issue		(2,760)	132	399
– Other liabilities		(824)	(1,388)	1,604
		(16,875)	20,306	9,207
Corporation taxes paid		(445)	(484)	(507)
Effects of exchange rate differences		1,731	(574)	3,885
Net cash flows from operating activities		(13,182)	21,880	14,777
Cash flows from investing activities
Investments in other entities	21	(66)	–	–
Proceeds from disposal of subsidiaries(1)		–	–	149
Purchase of property, plant and equipment and intangible assets		(699)	(542)	(374)
Proceeds from sale of property, plant and equipment and intangible assets		26	52	65
Purchase of financial investments		(7,002)	(726)	(9,539)
Proceeds from sale and redemption of financial investments		3,816	2,032	2,359
Net cash flows from investing activities		(3,925)	816	(7,340)
Cash flows from financing activities
Issue of AT1 Capital Securities	34	–	500	–
Issuance costs of AT1 Capital Securities		–	(4)	–
Issue of debt securities and subordinated notes		13,329	8,748	8,788
Issuance costs of debt securities and subordinated notes		(31)	(23)	(28)
Repayment of debt securities and subordinated notes		(6,303)	(13,763)	(11,352)
Repurchase of non-controlling interests	35	–	–	(7)
Dividends paid on ordinary shares	10	(1,123)	(829)	(419)
Dividends paid on other equity instruments		(145)	(135)	(111)
Dividends paid on non-controlling interests		(40)	(37)	(30)
Net cash flows from financing activities		5,687	(5,543)	(3,159)
Change in cash and cash equivalents		(11,420)	17,153	4,278
Cash and cash equivalents at beginning of the year		42,228	25,709	20,354
Effects of exchange rate changes on cash and cash equivalents		161	(634)	1,077
Cash and cash equivalents at the end of the year		30,969	42,228	25,709

Cash and cash equivalents consist of:
Cash and balances at central banks		24,180	32,771	17,107
Less: regulatory minimum cash balances		(636)	(395)	(370)
		23,544	32,376	16,737
Net trading other cash equivalents		–	5,953	6,537
Net non-trading other cash equivalents		7,425	3,899	2,435
Cash and cash equivalents at the end of the year		30,969	42,228	25,709

(1)	In 2016, the Santander UK group sold a number of subsidiaries for a cash consideration of £149m. The carrying value of the net assets disposed of was £149m.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc	163

Annual Report 2018 | Financial statements

Consolidated Statement of Changes in Equity

For the years ended 31 December

			Other reserves

	Share capital £m	Other equity instruments £m	Available- for-sale(1) £m	Fair value(1) £m	Cash flow hedging £m	Currency translation £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total £m
At 31 December 2017	7,060	2,041	68		228	5	6,399	15,801	401	16,202
Adoption of IFRS 9 (see Note 1)	–	–	(68)	63	–	–	(187)	(192)	–	(192)
At 1 January 2018	7,060	2,041	–	63	228	5	6,212	15,609	401	16,010
Profit after tax	–	–		–	–	–	1,082	1,082	39	1,121
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	–	–		(39)	–	–	–	(39)	–	(39)
– Cash flow hedges	–	–		–	23	–	–	23	–	23
– Pension remeasurement	–	–		–	–	–	352	352	–	352
– Own credit adjustment	–	–		–	–	–	63	63	–	63
Total comprehensive income	–	–		(39)	23	–	1,497	1,481	39	1,520
Other	–	–		–	–	–	(45)	(45)	–	(45)
Dividends on ordinary shares	–	–		–	–	–	(1,123)	(1,123)	–	(1,123)
Dividends on other equity instruments	–	–		–	–	–	(145)	(145)	–	(145)
Dividends on non-controlling interests	–	–		–	–	–	–	–	(40)	(40)
Tax on non-controlling interests and other equity instruments	–	–		–	–	–	43	43	–	43
At 31 December 2018	7,060	2,041		24	251	5	6,439	15,820	400	16,220

At 1 January 2017	7,060	1,545	48		471	5	5,925	15,054	399	15,453
Profit after tax	–	–	–		–	–	1,215	1,215	39	1,254
Other comprehensive income, net of tax:
– Available-for-sale securities	–	–	20		–	–	–	20	–	20
– Cash flow hedges	–	–	–		(243)	–	–	(243)	–	(243)
– Pension remeasurement	–	–	–		–	–	(77)	(77)	–	(77)
– Own credit adjustment	–	–	–		–	–	(22)	(22)	–	(22)
Total comprehensive income	–	–	20		(243)	–	1,116	893	39	932
Issue of AT1 Capital Securities	–	496	–		–	–	–	496	–	496
Dividends on ordinary shares	–	–	–		–	–	(553)	(553)	–	(553)
Dividends on other equity instruments	–	–	–		–	–	(135)	(135)	–	(135)
Dividends on non-controlling interests	–	–	–		–	–	–	–	(37)	(37)
Tax on non-controlling interests and other equity instruments	–	–	–		–	–	46	46	–	46
At 31 December 2017	7,060	2,041	68		228	5	6,399	15,801	401	16,202

At 1 January 2016	7,060	1,545	52		254	8	5,721	14,640	391	15,031
Profit after tax	–	–	–		–	–	1,272	1,272	45	1,317
Other comprehensive income, net of tax:
– Available-for-sale securities	–	–	(4)		–	–	–	(4)	–	(4)
– Cash flow hedges	–	–	–		217	–	–	217	–	217
– Pension remeasurement	–	–	–		–		(395)	(395)	–	(395)
– Currency translation on foreign operations	–	–	–		–	(3)	–	(3)	–	(3)
Total comprehensive income	–	–	(4)		217	(3)	877	1,087	45	1,132
Repurchase of non-controlling interests	–	–	–		–	–	–	–	(7)	(7)
Dividends on ordinary shares	–	–	–		–	–	(593)	(593)	–	(593)
Dividends on other equity instruments	–	–	–		–	–	(111)	(111)	–	(111)
Dividends on non-controlling interests	–	–	–		–	–	–	–	(30)	(30)
Tax on non-controlling interests and other equity instruments	–	–	–		–	–	31	31	–	31
At 31 December 2016	7,060	1,545	48		471	5	5,925	15,054	399	15,453

(1)	Following the adoption of IFRS 9, a fair value reserve was introduced to replace the available-for-sale reserve, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

164	Santander UK Group Holdings plc

> Notes to the financial statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Santander UK Group Holdings plc (the Company) and the Santander UK Group Holdings plc group (the Santander UK group) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to personal, business and corporate customers. Santander UK Group Holdings plc is a public company, limited by shares and incorporated in England and Wales having a registered office at 2 Triton Square, Regent’s Place, London, NW1 3AN, phone number 0870-607-6000. It is a financial services holding company.

Basis of preparation

These financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. The Consolidated Financial Statements have been prepared on the going concern basis using the historical cost convention, except for financial assets and liabilities that have been measured at fair value. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the statement of going concern in the Directors’ Report.

Compliance with International Financial Reporting Standards

The Santander UK group Consolidated Financial Statements have been prepared in accordance with IFRSs as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee (IFRS IC) of the IASB (together IFRS). The Santander UK group has also complied with its legal obligation to comply with IFRSs as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

The Company financial statements have been prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provision of the UK Companies Act 2006. Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1 ‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, can be found in the Risk review. Those disclosures form an integral part of these financial statements.

Recent accounting developments

On 1 January 2018, the Santander UK group adopted IFRS 9 ‘Financial Instruments’ (IFRS 9) and IFRS 15 ‘Revenue from Contracts with Customers’ (IFRS 15). The new or revised accounting policies are set out below.

The impact of applying IFRS 9 is disclosed in Note 44. The accounting policy changes for IFRS 9, set out below, have been applied from 1 January 2018. Comparatives have not been restated. As a result of the change from IAS 39 to IFRS 9, some disclosures presented in respect of certain financial assets are not comparable because their classification may have changed between the two standards. This means that some IFRS 9 disclosures are not directly comparable and some disclosures that relate to information presented on an IAS 39 basis are no longer relevant in the current period. As explained in Note 44, the classification and measurement changes to financial assets that arose on adoption of IFRS 9 have been aligned to the presentation in the balance sheet. The Santander UK group decided to continue adopting IAS 39 hedge accounting and consequently there have been no changes to the hedge accounting policies and practices following the adoption of IFRS 9. However, additional hedge accounting disclosure requirements of IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) have been included in these financial statements.

In addition, non-trading repurchase agreements and non-trading reverse repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet. Previously, non-trading reverse repurchase agreements were included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’, and non-trading repurchase agreements were included in ‘Deposits by banks’. The new presentation, which is considered to be more relevant to an understanding of our financial position, was adopted with effect from 1 January 2018, and comparatives are re-presented accordingly. For the Santander UK group, the impact of this re-presentation on the balance sheet at 1 January 2017 was to decrease loans and advances to banks by £1,462m, increasing non trading reverse repurchase agreements by the same amount, and to decrease deposits by banks by £2,384m, increasing non trading repurchase agreements by the same amount.

The application of IFRS 15 had no material impact on the Santander UK group as there were no significant changes in the recognition of in-scope income. The accounting policy changes for IFRS 15 are set out in the Revenue recognition policy below.

Future accounting developments

At 31 December 2018, the Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

–

IFRS 16 ‘Leases’ (IFRS 16) – In January 2016, the IASB issued IFRS 16. The standard is effective for annual periods beginning on or after 1 January 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessee accounting, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise a right-of-use (ROU) asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. For lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements from the existing leasing standard (IAS 17) and a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

The Santander UK group has elected to apply the modified retrospective approach whereby the ROU asset at the date of initial application is measured at an amount equal to the lease liability. The ROU asset is adjusted for any prepaid lease payments and incentives relating to the relevant leases that were recognised on the balance sheet at 31 December 2018. It includes the estimated costs of restoring the underlying assets to the condition required by the lease terms and conditions.

For the Santander UK group, the application of IFRS 16 at 1 January 2019 is expected to increase property, plant and equipment by £211m (being the net increase in ROU assets referred to above), reduce other assets by £12m, increase other liabilities by £182m from recognising lease liabilities, and increase provisions by £17m. There is expected to be no impact on shareholders’ equity. In arriving at the estimated impact, as well as excluding leases whose terms end within 12 months, the Santander UK group applies a single discount rate to a portfolio of leases with similar remaining lease terms. In addition to the choice of transition approach, the determination of the discount rate is the most significant area of judgement. The Santander UK group applies an incremental borrowing rate (based on 3-month GBP LIBOR plus a credit spread to reflect the cost of raising unsecured funding in the wholesale markets) appropriate to the relevant remaining lease term. The lease liabilities shown above differ from the amount of operating lease commitments disclosed in Note 32 due to the effects of discounting the lease liabilities and excluding short-term leases that are outside the scope of IFRS 16.

Santander UK Group Holdings plc	165

Annual Report 2018 | Financial statements

–

Amendment to IAS 12 ‘Income Taxes’ (part of ‘Annual Improvements to IFRS Standards 2015-2017 Cycle’) – In December 2017, as part of its annual improvements project, the IASB issued an amendment to IAS 12 to clarify that the income tax consequences of dividends on financial instruments classified as equity should be recognised according to where the past transactions or events that generated distributable profits were recognised. This means that, to the extent that profits from which dividends on equity instruments were recognised in the income statement, the income tax consequences would be similarly recognised in the same statement. The amendment, which is applied retrospectively and is effective for annual reporting periods beginning on or after 1 January 2019, is awaiting EU endorsement at the time of approving these Consolidated Financial Statements. The effects of the amendment are expected to lead to a reduction in the effective tax rate where the tax relief on coupons in respect of AT1 capital securities would be recognised in the income statement rather than in equity.

Comparative information

As required by US public company reporting requirements, these financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes.

Consolidation

a) Subsidiaries

The Consolidated Financial Statements incorporate the financial statements of the Company and entities (including structured entities) controlled by it and its subsidiaries. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

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

The acquisition method of accounting is used to account for the acquisition of subsidiaries which meet the definition of a business. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition-related costs are expensed as incurred. The excess of the cost of acquisition, as well as the fair value of any interest previously held, over the fair value of the Santander UK group’s share of the identifiable net assets of the subsidiary at the date of acquisition is recorded as goodwill. When the Santander UK group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in a former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 or, when applicable, the costs on initial recognition of an investment in an associate or joint venture.

Business combinations between entities under common control (i.e. fellow subsidiaries of Banco Santander SA, the ultimate parent) are outside the scope of IFRS 3 – ‘Business Combinations’, and there is no other guidance for such transactions under IFRS. The Santander UK group elects to account for business combinations between entities under common control at their book values in the acquired entity by including the acquired entity’s results from the date of the business combination and not restating comparatives. Reorganisations of entities within the Santander UK group are also accounted for at their book values.

Interests in subsidiaries are eliminated during the preparation of the Consolidated Financial Statements. Interests in subsidiaries in the Company unconsolidated financial statements are held at cost subject to impairment.

b) Joint ventures

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to its net assets. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting policies of joint ventures have been aligned to the extent there are differences from the Santander UK group’s policies. Investments in joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Santander UK group’s share of their post-acquisition results. When the Santander UK group’s share of losses of a joint venture exceed its interest in that joint venture, the Santander UK group discontinues recognising its share of further losses. Further losses are recognised only to the extent that the Santander UK group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

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

Income statements and cash flows of foreign entities are translated into the Santander UK group’s presentation currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences on the translation of the net investment in foreign entities are recognised in other comprehensive income. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless recognised in other comprehensive income in connection with a cash flow hedge. Non-monetary items denominated in a foreign currency measured at historical cost are not retranslated. Exchange rate differences arising on non-monetary items measured at fair value are recognised in the consolidated income statement except for differences arising on equity securities measured at FVOCI (2017: available-for-sale), which are recognised in other comprehensive income.

166	Santander UK Group Holdings plc

> Notes to the financial statements

Revenue recognition

a) Interest income and expense

Interest and similar income comprises interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI (2017: available-for-sale) and interest income on hedging derivatives. Interest expense and similar charges comprises interest expense on financial liabilities measured at amortised cost, and interest expense on hedging derivatives. Interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI (2017: available-for-sale) and interest expense on financial liabilities other than those at fair value through profit or loss (FVTPL) is determined using the effective interest rate method.

The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the gross carrying amount of the financial asset (i.e. its amortised cost before any impairment allowance) or to the amortised cost of a financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding expected credit losses. The calculation includes all amounts paid or received by the Santander UK group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ‘stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision). For more information on stage allocations of credit risk exposures, see ‘Significant increase in credit risk’ in the ‘Santander UK group level – credit risk management’ section of the Risk Review

b) Fee and commission income and expense

Fees and commissions that are not an integral part of the effective interest rate are recognised when the service is performed. Most fee and commission income is recognised at a point in time. Certain commitment, upfront and management fees are recognised over time but are not material. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.

For insurance products, fee and commission income consists principally of commissions and profit share arising from the sale of building and contents insurance and life protection insurance. Commissions arising from the sale of buildings and contents insurance are recognised over the period of insurance cover, adjusted to take account of cancelled policies. Profit share income from the sale of buildings and contents insurance which is not subject to any adjustment is recognised when the profit share income is earned. Commissions and profit share arising from the sale of life protection insurance is subject to adjustment for cancellations of policies within 3 years from inception.

Fee and commission income which forms an integral part of the effective interest rate of a financial instrument (for example certain loan commitment fees) is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

c) Dividend income

Except for equity securities classified as trading assets or financial assets held at fair value through profit or loss, described below, dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

d) Net trading and other income

Net trading and other income includes all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (comprising financial assets and liabilities held for trading, trading derivatives and other financial assets and liabilities at fair value through profit or loss), together with related interest income, expense, dividends and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a fair value hedging relationship are also recognised in net trading and other income. Net trading and other income also includes income from operating lease assets, and profits and losses arising on the sales of property, plant and equipment and subsidiary undertakings.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including computer software, which are assets that necessarily take a substantial period of time to develop for their intended use, are added to the cost of those assets, until the assets are substantially ready for their intended use. All other borrowing costs are recognised in profit or loss in the period in which they occur.

Pensions and other post-retirement benefits

a) Defined benefit schemes

A defined benefit scheme is a pension scheme that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. Pension costs are charged to ‘Administration expenses’, within the line item ‘Operating expenses before impairment losses, provisions and charges’ with the net interest on the defined benefit asset or liability included within ‘Net interest income’ in the income statement. The asset or liability recognised in respect of defined benefit pension schemes is the present value of the defined benefit obligation at the balance sheet date, less the fair value of scheme assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The assets of the schemes are measured at their fair values at the balance sheet date.

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

Santander UK Group Holdings plc	167

Annual Report 2018 | Financial statements

b) Defined contribution plans

A defined contribution plan is a pension scheme under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund). The pension paid to the member at retirement is based on the amount in the separate fund for each member. The Santander UK group has no legal or constructive obligations to pay further contributions into the fund to ‘top up’ benefits to a certain guaranteed level. The regular contributions constitute net periodic costs for the year in which they are due and are included in staff costs within Operating expenses in the income statement.

c) Post-retirement medical benefit plans

Post-retirement medical benefit liabilities are determined using the projected unit credit method, with actuarial valuations updated at each year-end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.

Share-based payments

The Santander UK group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Santander UK group’s parent, Banco Santander SA are purchased in the open market by the Santander UK group (for the Employee Sharesave scheme) or are purchased by Banco Santander SA or another Banco Santander company (for awards granted under the Long-Term Incentive Plan and the Deferred Shares Bonus Plan) to satisfy share options or awards as they vest.

Options granted under the Employee Sharesave scheme are accounted for as cash-settled share-based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-based payment transactions.

The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant for both the cash and equity settled share-based payments and then subsequently at each reporting date for the cash-settled share-based payments. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement in administration expenses over the period that the services are received i.e. the vesting period.

A liability equal to the portion of the services received is recognised at the fair value determined at each balance sheet date for cash-settled share-based payments. A liability equal to the amount to be reimbursed to Banco Santander SA is recognised at the fair value determined at the grant date for equity-settled share-based payments.

The fair value of the options granted under the Employee Sharesave scheme is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander SA share price over the life of the option and the dividend growth rate. The fair value of the awards granted for the Long-Term Incentive Plan was determined at the grant date using an option pricing model, which takes into account the share price at grant date, the risk free interest rate, the expected volatility of the Banco Santander SA share price over the life of the award and the dividend growth rate. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value, except for those that include terms related to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that, ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market–related vesting conditions are met, provided that the non-market vesting conditions are met.

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

Cancellations in the vesting period are treated as an acceleration of vesting, and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition, as well as the fair value of any interest previously held, over the fair value of the share of the identifiable net assets of the acquired subsidiary, associate, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in intangible assets. Goodwill on acquisitions of associates is included as part of investment in associates. Goodwill is tested for impairment at each balance sheet date, or more frequently when events or changes in circumstances dictate, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

Other intangible assets are recognised if they arise from contractual or other legal rights or if they are capable of being separated or divided from the Santander UK group and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight-line basis over their useful economic life of three to seven years. Other intangible assets are reviewed annually for impairment indicators and tested for impairment where indicators are present.

Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of those products can be measured reliably. These costs include payroll, materials, services and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of three to seven years, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs ceases when the software is capable of operating as intended. Costs of maintaining software are expensed as incurred.

Property, plant and equipment

Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ‘Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment where the software is an integral part of the related computer hardware (for example operating system of a computer). Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years

Depreciation is not charged on freehold land and assets under construction.

168	Santander UK Group Holdings plc

> Notes to the financial statements

Financial instruments

a) Initial recognition and measurement

Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss (ECL) allowance is recognised for financial assets measured at amortised cost and investments in debt instruments measured at FVOCI.

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

b) Financial assets and liabilities

i) Classification and subsequent measurement

From 1 January 2018, the Santander UK group has applied IFRS 9 Financial Instruments and classifies its financial assets in the measurement categories of amortised cost, FVOCI and FVTPL.

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

–	Financial assets and financial liabilities held for trading
–	Debt instruments that do not have solely payments of principal and interest (SPPI) characteristics. Otherwise, such instruments are measured at amortised cost or FVOCI, and
–	Equity instruments that have not been designated as held at FVOCI.

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred principally for the purpose of selling or repurchasing in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.

In certain circumstances, other financial assets and financial liabilities are designated at FVTPL where this results in more relevant information. This may arise because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on a different basis, where the assets and liabilities are managed and their performance evaluated on a fair value basis or, in the case of financial liabilities, where it contains one or more embedded derivatives which are not closely related to the host contract.

The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

a) Financial assets: debt instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans and government and corporate bonds. Classification and subsequent measurement of debt instruments depend on the Santander UK group’s business model for managing the asset, and the cash flow characteristics of the asset.

Business model

The business model reflects how the Santander UK group manages the assets in order to generate cash flows and, specifically, whether the Santander UK group’s objective is solely to collect the contractual cash flows from the assets or is to collect both the contractual cash flows and cash flows arising from the sale of the assets. If neither of these is applicable, such as where the financial assets are held for trading purposes, then the financial assets are classified as part of an ‘other’ business model and measured at FVTPL. Factors considered in determining the business model for a group of assets include past experience on how the cash flows for these assets were collected, how the assets’ performance is evaluated and reported to key management personnel, and how risks are assessed and managed.

SPPI

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Santander UK group assesses whether the assets’ cash flows represent SPPI. In making this assessment, the Santander UK group considers whether the contractual cash flows are consistent with a basic lending arrangement (i.e. interest includes only consideration for the time value of money, credit risk, other basic lending risks and a profit margin that is consistent with a basic lending arrangement). Where the contractual terms introduce exposure to risk or volatility that is inconsistent with a basic lending arrangement, the related asset is classified and measured at FVTPL.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Based on these factors, the Santander UK group classifies its debt instruments into one of the following measurement categories:

–

Amortised cost – Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortised cost. The carrying amount of these assets is adjusted by any ECL recognised and measured as presented in Note 14. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.

–

FVOCI – Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent SPPI, and that are not designated at FVTPL, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses on the instrument’s amortised cost which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Net trading and other income’. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method.

–

FVTPL – Financial assets that do not meet the criteria for amortised cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognised in profit or loss and presented in the income statement in ‘Net trading and other income’ in the period in which it arises.

The Santander UK group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first reporting period following the change. Such changes are expected to be very infrequent.

Santander UK Group Holdings plc	169

Annual Report 2018 | Financial statements

b) Financial assets: equity instruments

Equity instruments are instruments that meet the definition of equity from the issuer’s perspective, being instruments that do not contain a contractual obligation to pay cash and that evidence a residual interest in the issuer’s net assets. All equity investments are subsequently measured at FVTPL, except where management has elected, at initial recognition, to irrevocably designate an equity investment at FVOCI. When this election is used, fair value gains and losses are recognised in OCI and are not subsequently reclassified to profit or loss, including on disposal. ECLs (and reversal of ECLs) are not reported separately from other changes in fair value. Dividends, when representing a return on such investments, continue to be recognised in profit or loss as other income when the right to receive payments is established. Gains and losses on equity investments at FVTPL are included in the ‘Net trading and other income’ line in the income statement.

c) Financial liabilities

Financial liabilities are classified as subsequently measured at amortised cost, except for:

–

Financial liabilities at fair value through profit or loss: this classification is applied to derivatives, financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability)

–

Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, whereby a financial liability is recognised for the consideration received for the transfer. In subsequent periods, the Santander UK group recognises any expense incurred on the financial liability, and

–	Financial guarantee contracts and loan commitments.

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. The cash principal element is accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as derivatives.

d) Sale and repurchase agreements (including stock borrowing and lending)

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

Securities lending and borrowing transactions are generally secured, with collateral in the form of securities or cash advanced or received. Securities lent or borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.

e) Day One profit adjustments

The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, sometimes the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, the Santander UK group recognises a trading gain or loss at inception (Day One gain or loss), being the difference between the transaction price and the fair value. When significant unobservable parameters are used, the entire Day One gain or loss is deferred and is recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable or an offsetting transaction is entered into.

ii) Impairment of debt instrument financial assets

The Santander UK group assesses on a forward-looking basis the ECL associated with its debt instrument assets carried at amortised cost and FVOCI and with the exposure arising from financial guarantee contracts and loan commitments. The Santander UK group recognises a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

–	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes
–	The time value of money, and
–	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Grouping of instruments for losses measured on a collective basis

We typically group instruments and assess them for impairment collectively where they share risk characteristics (as described in Retail Banking – credit risk management in the Risk review) using one or more statistical models. Where we have used internal capital or similar models as the basis for our IFRS 9 models, this typically results in a large number of relatively small homogenous groups which are determined by the permutations of the underlying characteristics in the statistical models. We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed, as described below.

Individually assessed impairments (IAIs)

We assess significant Stage 3 cases individually. We do this for CIB and Corporate & Commercial Banking cases, but not for Business Banking cases in Retail Banking which we assess collectively. To calculate the estimated loss, we estimate the future cash flows under several scenarios each of which uses case-specific factors and circumstances. We then probability-weight the net present value of the cash flows under each scenario to arrive at a weighted average provision requirement. We update our assessment process every quarter and more frequently if there are changes in circumstances that might affect the scenarios, cash flows or probabilities we apply.

For more on how ECL is calculated, see the Credit risk section of the Risk review.

a) Write-off

For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold or from claiming on any mortgage indemnity guarantee or other insurance. In the corporate portfolio, there may be occasions where a write-off occurs for other reasons, such as following a consensual restructure or refinancing of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than its face value.

170	Santander UK Group Holdings plc

> Notes to the financial statements

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

All write-offs are assessed / made on a case-by-case basis, taking account of the exposure at the date of write-off, after accounting for the value from any collateral or insurance held against the loan. The exception to this is in cases where fraud has occurred, where the exposure is written off once investigations have been completed and the probability of recovery is minimal. The time span between discovery and write-off will be short and may not result in an impairment loss allowance being raised. The write-off policy is regularly reviewed. Write-offs are charged against previously established loss allowances.

b) Recoveries

Recoveries of credit impairment losses are not included in the impairment loss allowance, but are taken to income and offset against credit impairment losses. Recoveries of credit impairment losses are classified in the income statement as ‘Credit impairment losses’.

iii) Modifications of financial assets

The treatment of a renegotiation or modification of the contractual cash flows of a financial asset normally depends upon whether the renegotiation or modification is due to financial difficulties of the borrower or for other commercial reasons.

–

Contractual modifications due to financial difficulties of the borrower: where Santander UK modifies the contractual conditions to enable the borrower to fulfil their payment obligations, the asset is not derecognised. The gross carrying amount of the financial asset is recalculated as the present value of the renegotiated/modified contractual cash flows that are discounted at the financial asset’s original EIR and any gain or loss arising from the modification is recognised in the income statement.

–

Contractual modifications for other commercial reasons: such modifications are treated as a new transaction resulting in derecognition of the original financial asset, and the recognition of a ‘new’ financial asset. Any difference between the carrying amount of the derecognised asset and the fair value of the new asset is recognised in the income statement as a gain or loss on derecognition.

Any other contractual modifications, such as where a regulatory authority imposes a change in certain contractual terms or due to legal reasons, are assessed on a case-by-case basis to establish whether or not the financial asset should be derecognised.

iv) Derecognition other than on a modification

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

c) Financial guarantee contracts and loan commitments

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and others on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance, and the premium received on initial recognition less income recognised in accordance with the principles of IFRS 15. Loan commitments are measured as the amount of the loss allowance. The Santander UK group has not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.

For financial guarantee contracts and loan commitments, the loss allowance is recognised as a provision and charged to credit impairment losses in the income statement. The loss allowance in respect of revolving facilities is classified in loans and advances to customers to the extent of any drawn balances. The loss allowance in respect of undrawn amounts is classified in provisions. When amounts are drawn, any related loss allowance is transferred from provisions to loans and advances to customers.

Derivative financial instruments (derivatives)

Derivatives are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross currency, equity, residential property and other index-related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures, and equity index options.

Derivatives are held for risk management purposes. Derivatives are classified as held for trading unless they are designated as being in a hedge accounting relationship. The Santander UK group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria, as further described in ‘Hedge accounting’ below.

Derivatives are recognised initially (on the date on which a derivative contract is entered into), and are subsequently remeasured, at their fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

Certain derivatives may be embedded in hybrid contracts, such as the conversion option in a convertible bond. If the hybrid contract contains a host that is a financial asset, then the Santander UK group assesses the entire contract as described in the financial asset section above for classification and measurement purposes. Otherwise, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a stand-alone derivative if they were contained in a separate contract; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Contracts containing embedded derivatives are not subsequently reassessed for separation unless either there has been a change in the terms of the contract which significantly modifies the cash flows (in which case the contract is reassessed at the time of modification) or the contract has been reclassified (in which case the contract is reassessed at the time of reclassification).

Santander UK Group Holdings plc	171

Annual Report 2018 | Financial statements

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

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Santander UK group applies fair value and cash flow hedge accounting, but not hedging of a net investment in a foreign operation.

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

Securitisation transactions

The Santander UK group has entered into arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Santander UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be recognised on the balance sheet, and a liability recognised for the proceeds of the funding transaction.

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

172	Santander UK Group Holdings plc

> Notes to the financial statements

Leases

a) The Santander UK group as lessor

Operating lease assets are recorded at cost and depreciated over the life of the asset after taking into account anticipated residual value. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset. Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Santander UK group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Santander UK group’s net investment outstanding in respect of the leases and hire purchase contracts. A provision is recognised to reflect a reduction in any anticipated unguaranteed RV. A provision is also recognised for voluntary termination of the contract by the customer, where appropriate.

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

Deferred tax relating to actuarial gains and losses on defined benefits is recognised in other comprehensive income. Deferred tax relating to fair value re-measurements of financial instruments accounted for at FVOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

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

Balances with central banks represent amounts held at the Bank of England and, at 31 December 2017, the US Federal Reserve as part of the Santander UK group’s liquidity management activities. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England.

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

Provisions include amounts in respect of irrevocable loan commitments. The provision is the present value of the difference between the contractual cash flows based on the expected drawdowns and the cash flows that the Santander UK group expects to receive.

Contingent liabilities are possible obligations whose existence will be confirmed only by certain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

Santander UK Group Holdings plc	173

Annual Report 2018 | Financial statements

Share capital

a) Share issue costs

Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.

b) Dividends

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

Accounting policies relating to comparatives – IAS 39

On 1 January 2018, Santander UK group adopted IFRS 9, which replaced IAS 39. In accordance with the transition requirements of IFRS 9, comparatives were not restated. The accounting policies applied in accordance with IAS 39 for periods before the adoption of IFRS 9 are set out below:

Financial assets and liabilities – IAS 39

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

a) Financial assets and liabilities at fair value through profit or loss

Financial assets and financial liabilities are classified as FVTPL if they are either held for trading or otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred principally for the purpose of selling or repurchasing in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking. In certain circumstances, financial assets and financial liabilities other than those that are held for trading are designated at FVTPL where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on a different basis, where the assets or liabilities are managed and their performance evaluated on a fair value basis, or where a financial asset or financial liability contains one or more embedded derivatives which are not closely related to the host contract.

Financial assets and financial liabilities classified as FVTPL are initially recognised at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement except for gains and losses on financial liabilities designated at FVTPL relating to own credit which are presented in other comprehensive income.

Derivative financial instruments, trading assets and liabilities and financial assets and liabilities designated at fair value are classified as FVTPL.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market and which are not classified as available-for-sale or FVTPL. They arise when the Santander UK group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. Loans and receivables consist of loans and advances to banks, loans and advances to customers, and loans and receivables securities.

c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs, and subsequently held at fair value. Gains and losses arising from changes in fair value are recognised in other comprehensive income until sale or until determined to be impaired when the cumulative gain or loss or impairment losses are transferred to the income statement. Where the financial asset is interest-bearing, interest is determined using the effective interest method. Income on investments in equity shares, debt instruments and other similar interests is recognised in the income statement as and when dividends are declared and interest is accrued. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement.

d) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Santander UK group’s management has the positive intention and ability to hold to maturity other than those that meet the definition of loans and receivables or that the Santander UK group designates upon initial recognition as at fair value through profit or loss, or available-for-sale. They are initially recognised at fair value including direct and incremental transaction costs and measured subsequently at amortised cost, using the effective interest method, less any provision for impairment. A sale or reclassification of a more than insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments to available-for-sale financial assets.

Impairment of financial assets – IAS 39

At each balance sheet date, the Santander UK group assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

a) Assets carried at amortised cost

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

Subsequent to the recognition of an impairment loss on a financial asset or a group of financial assets, interest income continues to be recognised on an effective interest rate basis, on the asset’s carrying value net of impairment provisions. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss.

174	Santander UK Group Holdings plc

> Notes to the financial statements

Impairment allowances are assessed individually for financial assets that are individually significant. Impairment allowances for portfolios of smaller balance homogenous loans such as most residential mortgages, personal loans and credit card balances that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis.

Individual assessment

For individually assessed assets, the Santander UK group measures the amount of the loss as the difference between the carrying amount of the asset and the present value of the estimated future cash flows from the asset discounted at the asset’s original effective interest rate.

The factors considered in determining whether a loan is individually significant for the purpose of assessing impairment include the size of the loan, the number of loans in the portfolio, the importance of the individual loan relationship and how this is managed. Potential indicators of loss events which may be evidence of impairment for retail borrowers may include missed payments of capital and interest and borrowers notifying the Santander UK group of current or likely financial stress.

For corporate assets, when a specific observed impairment is established, the asset is transferred to the Corporate & Commercial Banking Restructuring & Recoveries team. As part of their impairment reviews, an assessment is undertaken of the expected future cash flows (including, where appropriate, cash flows through enforcement of any applicable security held) in relation to the relevant asset, discounted at the loan’s original effective interest rate. The result is compared to the current carrying value of the asset. Any shortfall evidenced as a result of such a review will be assessed and recorded as an observed specific loss allowance.

Collective assessment

In making a collective assessment for impairment, financial assets are grouped together according to their credit risk characteristics. These can include grouping by product, loan-to-value, brand, geography, type of customer and previous insolvency events. For each such portfolio or sub-segment of the portfolio, future cash flows are estimated through the use of historical loss experience. The historical loss experience is adjusted to include the effects of changes in current economic, behavioural and other conditions that cannot be successfully depicted solely from historical experience. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest and other similar income within the income statement, with an increase to the impairment loss allowances on the balance sheet. Loans for which evidence of potential loss have been specifically identified are grouped together for the purpose of calculating an allowance for observed losses. Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an allowance for incurred but not observed (IBNO) losses. Such losses will only be individually identified in the future.

Observed impairment loss allowance

An impairment loss allowance for observed losses is established for all NPLs where it is increasingly probable that some of the capital or interest will not be repaid or recovered through enforcement of any applicable security. The allowance for observed losses is determined on a collective (or portfolio) basis for groups of loans with similar credit risk characteristics. For more on the definition of NPLs, see ‘Credit risk management – risk measurement and control’ in the Risk review.

For mortgages and other secured advances, the allowance for observed losses is calculated as the product of the account outstanding balance (exposure) at the reporting date, the estimated proportion that will be repossessed (the loss propensity) and the percentage of exposure which will result in a loss (the loss ratio). The loss propensities for the observed segment (i.e. where the loan is classified as non-performing) represent the percentage that will ultimately be written off, or repossessed for secured advances. Loss propensities are based on recent historical experience, typically covering a period of no more than the most recent 12 months in the year under review. The loss ratio is based on actual cases which have been repossessed and sold using the most recent 12 month average data, segmented by LTV, and is then discounted using the effective interest rate.

IBNO impairment loss allowances

An allowance for IBNO losses is established for loans which are either:

–

Performing and no evidence of loss has been specifically identified on an individual basis but because the loans that are not yet past due are known from past experience to have deteriorated since the initial decision to lend was made (for example, where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, for example due to a loss of employment, divorce or bereavement), or

–	In arrears and not classified as non-performing.

The impairment loss calculation resembles the one explained above for the observed segment except that for the IBNO segment, where the account is currently up to date, the loss propensity represents the percentage of such cases that are expected to miss a payment in the appropriate emergence period and which will ultimately be written off. Where the account is delinquent, the loss propensity represents the percentage of such cases that will ultimately be written off.

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

Santander UK Group Holdings plc	175

Annual Report 2018 | Financial statements

CRITICAL JUDGEMENTS AND ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the date of the Consolidated Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions.

In the course of preparing the Consolidated Financial Statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about credit impairment losses, conduct remediation and pensions as set out below.

The following accounting estimates, as well as the judgements inherent within them, are considered important to the portrayal of the Santander UK group’s financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates, and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.

In calculating each accounting estimate, a range of outcomes was calculated based principally on management’s conclusions regarding the input assumptions relative to historical experience. The actual estimates were based on what management concluded to be the most probable assumptions within the range of reasonably possible assumptions.

a) Credit impairment allowance

The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make a number of judgmental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.

Key areas of judgement in accounting estimates

The key judgements made by management in applying the ECL impairment methodology are set out below.

–	Definition of default
–	Forward-looking information
–	Probability weights
–	SICR
–	Post model adjustments.

For more on each of these key judgements, see the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.

Sensitivity of ECL allowance

At 31 December 2018, the probability-weighted ECL allowance totalled £807m, of which £789m related to exposures in Retail Banking, Corporate & Commercial Banking and Corporate Centre, and £18m related to exposures in Corporate & Investment Banking. The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios and, depending on the weights chosen, this could have a material effect on the ECL allowance. In addition, the ECL allowance for residential mortgages, in particular, is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.

Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the Santander UK group’s reported ECL allowance and profit before tax. Sensitivities to these assumptions are set out below.

Probability weights

The amounts shown in the tables below illustrate the ECL allowances that would have arisen had management applied a 100% weighting to each economic scenario. The allowances were calculated using a stage allocation appropriate to each economic scenario presented and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

Retail Banking, Corporate & Commercial Banking and Corporate Centre	Upside 2 £m	Upside 1 £m	Base case £m	Downside 1 £m	Downside 2 £m
ECL	554	596	648	843	1,930
Corporate & Investment Banking(1)			Upside £m	Base case £m	Downside £m
ECL			8	17	27

(1)

As described in more detail in the ‘Santander UK Group Level – Credit Risk Management’ section, our Corporate & Investment Banking segment uses three forward-looking economic scenarios, whereas our other segments use five scenarios. The results of the 100% weighting ECL for the Corporate & Investment Banking segment are therefore presented separately.

HPI

Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions underpinning the calculation of the ECL allowance for residential mortgages of £237m at 31 December 2018 would have the most significant impact on the ECL allowance. The table below shows the impact on profit before tax of applying an immediate and permanent house price increase / decrease to our base case economic scenario, and assumes no changes to the staging allocation of exposures:

	Increase/decrease in house prices
	+20%	+10% £m	-10% £m	-20% £m
Increase/(decrease) in profit before tax	20	12	(20)	(52)

176	Santander UK Group Holdings plc

> Notes to the financial statements

b) Provisions

(i) PPI conduct remediation

The most critical factor in determining the level of PPI provision is the volume of claims that fall in scope for Santander UK. The uphold rate is informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received to the end of the time-bar period in August 2019.

Key areas of judgement in accounting estimates

The provision mainly represents management’s best estimate of Santander UK’s future liability in respect of misselling of PPI policies and Plevin complaints. It requires significant judgement by management in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar), as well as the redress costs for each of the different populations of customers identified. These are described in more detail in the ‘PPI assumptions’ section in Note 30.

Sensitivity of PPI conduct remediation provision

We made no additional provision charges for PPI conduct remediation relating to past activities and products sold recognised in 2018 (2017: £109m, 2016: £144m). The balance sheet provision amounted to £246m (2017: £356m, 2016: £457m). Detailed disclosures on the provision for PPI conduct remediation can be found in Note 30.

Had management used different assumptions, a larger or smaller provision charge would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 30.

(ii) Other

As set out in Note 30, an amount of £58m (2017: £nil) was charged in 2018 and arose from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the Consumer Credit Act (CCA). This provision is based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice, and reflects our best estimate at 31 December 2018 of potential costs in respect of the identified issue. However, as detailed in Note 32, these reviews and the related analysis are not yet complete, such that the approach and timing to any remediation has not yet been finalised, although it is expected to commence in 2019.

c) Pensions

The Santander UK group operates a number of defined benefit pension schemes as described in Note 31 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.

Key areas of judgement in accounting estimates

Accounting for defined benefit pension schemes requires management to make assumptions principally about the discount rate adopted, but also about price inflation, pension increases, life expectancy and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience. These are described in more detail in the ‘Actuarial assumptions’ section in Note 31.

Sensitivity of defined benefit pension scheme estimates

The defined benefit pension schemes which were in a net asset position at 31 December 2018 had a surplus of £842m (2017: £449m) and the defined benefit pension schemes which were in a net liability position at 31 December 2018 had a deficit of £115m (2017: £286m).

Had management used different assumptions, a larger or smaller pension remeasurement gain or loss would have resulted that could have had a material impact on the Santander UK group’s reported financial position. Detailed disclosures on the actuarial assumption sensitivities of the schemes can be found in the ‘Actuarial assumption sensitivities’ section in Note 31.

Santander UK Group Holdings plc	177

Annual Report 2018 | Financial statements

2. SEGMENTS

Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of the following segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies:

–

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

–

Corporate & Commercial Banking To better align reporting to the nature of the business segment following ring-fence transfers, Commercial Banking has been re-branded as Corporate & Commercial Banking. Corporate & Commercial Banking covers businesses with an annual turnover of £6.5m to £500m. Corporate & Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional CBCs and through telephony and digital channels.

–

Corporate & Investment Banking As part of a rebrand across the Banco Santander group, Global Corporate Banking (the UK segment of Santander Global Corporate Banking) has been branded as Corporate & Investment Banking. CIB services corporate clients with an annual turnover of £500m and above. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

–

Corporate Centre mainly includes the treasury, non-core corporate and legacy portfolios, including Crown Dependencies. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy portfolios are being run-down and/or managed for value.

The segmental data below is presented in a manner consistent with the internal reporting to the committee which is responsible for allocating resources and assessing performance of the segments and has been identified as the chief operating decision maker. The segmental data is prepared on a statutory basis of accounting, in line with the accounting policies set out in Note 1. Transactions between segments are on normal commercial terms and conditions. Internal charges and internal UK transfer pricing adjustments are reflected in the results of each segment. Revenue sharing agreements are used to allocate external customer revenues to a segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on Santander UK’s cost of wholesale funding. Interest income and interest expense have not been reported separately. The majority of segment revenues are interest income in nature and net interest income is relied on primarily to assess segment performance and to make decisions on the allocation of segment resources.

The segmental basis of presentation in this Annual Report has been changed, and prior periods restated, to report our Jersey and Isle of Man branches in Corporate Centre rather than in Retail Banking as in previous years, as a result of their transfer from Santander UK plc to ANTS in December 2018. Prior periods have not been restated for the changes in our statutory perimeter in the third quarter of 2018, following the ring-fence transfers to Banco Santander London Branch, as described in Note 43.

Results by segment

2018	Retail Banking £m	Corporate & Commercial Banking £m	Corporate & investment Banking £m	Corporate Centre £m	Total £m
Net interest income	3,126	403	69	8	3,606
Non-interest income/(expense)	638	82	272	(55)	937
Total operating income/(expense)	3,764	485	341	(47)	4,543
Operating expenses before credit impairment losses, provisions and charges	(1,929)	(258)	(262)	(114)	(2,563)
Credit impairment (losses)/releases	(124)	(23)	(14)	8	(153)
Provisions for other liabilities and charges	(230)	(14)	(8)	(8)	(260)
Total operating credit impairment losses, provisions and (charges)/releases(1)	(354)	(37)	(22)	–	(413)
Profit/(loss) before tax	1,481	190	57	(161)	1,567

Revenue from external customers	4,421	638	386	(902)	4,543
Inter-segment revenue	(657)	(153)	(45)	855	–
Total operating income/(expense)	3,764	485	341	(47)	4,543

Revenue from external customers includes the following fee and commission income disaggregated by income type:(2)
– Current account and debit card fees	697	27	29	–	753
– Insurance, protection and investments	105	–	–	–	105
– Credit cards	85	–	–	–	85
– Non-banking and other fees(3)	75	62	87	3	227
Total fee and commission income	962	89	116	3	1,170
Fee and commission expense	(382)	(25)	(14)	–	(421)
Net fee and commission income	580	64	102	3	749

Customer loans	172,747	17,702	4,613	4,807	199,869
Total assets(4)	201,261	17,702	33,657	36,761	289,381
Customer deposits	142,065	17,606	4,853	7,607	172,131
Total liabilities	142,839	17,634	14,222	98,466	273,161

Average number of staff	20,694	1,732	1,108	114	23,648

(1)

Credit impairment losses for 2018 are calculated on an IFRS 9 basis and for 2017 and earlier on an IAS 39 basis. For more on this methodology change, see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44.

(2)	The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(3)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(4)	Includes customer loans, net of credit impairment loss allowances.

178	Santander UK Group Holdings plc

> Notes to the financial statements

2017	Retail Banking(5) £m	Corporate & Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre(5) £m	Total £m
Net interest income	3,270	391	74	68	3,803
Non-interest income	615	74	364	56	1,109
Total operating income	3,885	465	438	124	4,912
Operating expenses before credit impairment losses, provisions and charges	(1,856)	(223)	(304)	(119)	(2,502)
Credit impairment (losses)/releases(1)	(36)	(13)	(174)	20	(203)
Provisions for other liabilities and charges	(342)	(55)	(11)	15	(393)
Total operating credit impairment losses, provisions and (charges)/releases	(378)	(68)	(185)	35	(596)
Profit/(loss) before tax	1,651	174	(51)	40	1,814

Revenue from external customers	4,534	639	506	(767)	4,912
Inter-segment revenue	(649)	(174)	(68)	891	–
Total operating income	3,885	465	438	124	4,912

Revenue from external customers includes the following fee and commission income disaggregated by income type:(2)
– Current account and debit card fees	737	27	27	–	791
– Insurance, protection and investments	100	–	–	–	100
– Credit cards	92	–	–	–	92
– Non-banking and other fees(3)	45	63	123	8	239
Total fee and commission income	974	90	150	8	1,222
Fee and commission expense	(367)	(31)	(17)	–	(415)
Net fee and commission income	607	59	133	8	807

Customer loans	168,729	19,391	6,037	6,167	200,324
Total assets(4)	174,524	19,391	51,078	69,767	314,760
Customer deposits	143,834	17,760	4,546	9,781	175,921
Total liabilities	150,847	18,697	45,603	83,411	298,558

Average number of staff	17,194	1,240	1,006	119	19,559

2016
Net interest income	3,117	380	73	12	3,582
Non-interest income	559	76	312	266	1,213
Total operating income	3,676	456	385	278	4,795
Operating expenses before credit impairment losses, provisions and charges	(1,785)	(215)	(281)	(136)	(2,417)
Credit impairment (losses)/releases(1)	(21)	(29)	(21)	4	(67)
Provisions for other liabilities and charges	(338)	(26)	(11)	(22)	(397)
Total operating credit impairment losses, provisions and charges	(359)	(55)	(32)	(18)	(464)
Profit before tax	1,532	186	72	124	1,914

Revenue from external customers	4,387	651	474	(717)	4,795
Inter-segment revenue	(711)	(195)	(89)	995	–
Total operating income	3,676	456	385	278	4,795

Revenue from external customers includes the following fee and commission income disaggregated by income type:(2)
– Current account and debit card fees	697	27	23	–	747
– Insurance, protection and investments	94	–	–	–	94
– Credit cards	95	–	–	–	95
– Non-banking and other fees(3)	53	57	132	10	252
Total fee and commission income	939	84	155	10	1,188
Fee and commission expense	(369)	(31)	(17)	(1)	(418)
Net fee and commission income	570	53	138	9	770

Customer loans	168,389	19,382	5,659	6,726	200,156
Total assets(4)	175,100	19,381	39,777	68,252	302,510
Customer deposits	143,996	16,082	4,054	8,219	172,351
Total liabilities	149,793	17,203	36,506	83,555	287,057

Average number of staff	17,424	1,435	916	88	19,863

(1)

Credit impairment losses for 2018 are calculated on an IFRS 9 basis and for 2017 and earlier on an IAS 39 basis. For more on this methodology change, see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44.

(2)	The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(3)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(4)	Includes customer loans, net of credit impairment loss allowances.
(5)

The re-segmentation to report our Jersey and Isle of Man branches in Corporate Centre, rather than in Retail Banking, has resulted in profit before tax of £21m being re-presented in Corporate Centre in 2017 (2016: £15m), as well as customer loans of £262m (2016: £248m) and customer deposits of £6,418m (2016: £5,188m).

Santander UK Group Holdings plc	179

Annual Report 2018 | Financial statements

3. NET INTEREST INCOME

	2018 £m	2017 £m	2016 £m
Interest and similar income:
Loans and advances to customers	5,459	5,494	6,198
Loans and advances to banks	207	164	112
Reverse repurchase agreements – non trading	124	20	15
Other	282	227	142
Total interest and similar income(1)	6,072	5,905	6,467
Interest expense and similar charges:
Deposits by customers	(1,224)	(1,183)	(1,809)
Deposits by banks	(120)	(35)	(18)
Repurchase agreements – non trading	(37)	(5)	(38)
Debt securities in issue	(936)	(737)	(853)
Subordinated liabilities	(141)	(134)	(143)
Other	(8)	(8)	(24)
Total interest expense and similar charges(2)	(2,466)	(2,102)	(2,885)
Net interest income	3,606	3,803	3,582

(1)	This includes £209m of interest income on financial assets at fair value through other comprehensive income.
(2)	This includes £298m of interest expense on financial assets at fair value through other comprehensive income.

In 2017, interest and similar income included £66m (2016: £79m) on impaired loans.

4. NET FEE AND COMMISSION INCOME

	2018 £m	2017 £m	2016 £m
Fee and commission income:
Current account and debit card fees	753	791	747
Insurance, protection and investments	105	100	94
Credit cards	85	92	95
Non-banking and other fees(1)	227	239	252
Total fee and commission income	1,170	1,222	1,188
Total fee and commission expense	(421)	(415)	(418)
Net fee and commission income	749	807	770

(1)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.

5. NET TRADING AND OTHER INCOME

	2018 £m	2017 £m	2016 £m
Net trading and funding of other items by the trading book	263	205	75
Net (losses)/gains on other financial assets at fair value through profit or loss	(18)	80	253
Net (losses)/gains on other financial liabilities at fair value through profit or loss	(44)	(97)	28
Net losses on derivatives managed with assets/liabilities held at fair value through profit or loss	(128)	(17)	(135)
Hedge ineffectiveness	34	5	28
Net profit on sale of available-for-sale assets		54	115
Net profit on sale of financial assets at fair value through other comprehensive income	19
Net income from operating lease assets	86	44	35
Other	(24)	28	44
	188	302	443

‘Net trading and funding of other items by the trading book’ includes fair value gains of £22m (2017: losses of £27m, 2016: losses of £50m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item, and amounted to losses of £21m (2017: gains of £28m, 2016: gains of £51m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £1m (2017: £1m, 2016: £1m).

In 2017, ‘Net profit on sale of available-for-sale assets’ included a gain of £48m in respect of the sale of Vocalink shares. In 2016, ‘Net profit on sale of available-for-sale assets’ included the gain of £119m in respect of the sale of Visa shares.

180	Santander UK Group Holdings plc

> Notes to the financial statements

In November 2018, pursuant to a Partnership Special Redemption Event, the Abbey National Capital Trust I 8.963% Non-cumulative Trust Preferred Securities were fully redeemed. In September 2017, as part of a capital management exercise, 91% of the 7.375% 20 Year Step-up perpetual callable subordinated notes were purchased and redeemed. In May 2016, as part of a liability management exercise, certain debt instruments were purchased pursuant to a tender offer. These had no significant impact on the income statement.

Exchange rate differences recognised in the Consolidated Income Statement on items not at fair value through profit or loss were £689m expense (2017: £109m expense, 2016: £4,051m expense) and are presented in the line ‘Net trading and funding of other items by the trading book.’ These are principally offset by related releases from the cash flow hedge reserve of £751m income (2017: £94m income, 2016: £4,076m income) as set out in the Consolidated Statement of Comprehensive Income, which are also presented in ‘Net trading and funding of other items by the trading book’. Exchange rate differences on items measured at fair value through profit or loss are included in the line items relating to changes in fair value.

6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	2018 £m	2017 £m	2016 £m
Staff costs:
Wages and salaries	905	746	731
Performance-related payments	160	157	157
Social security costs	111	93	94
Pensions costs – defined contribution plans	66	54	52
– defined benefit plans	81	32	26
Other share-based payments	3	10	3
Other personnel costs	50	45	62
	1,376	1,137	1,125
Other administration expenses	809	1,011	970
Depreciation, amortisation and impairment	378	354	322
	2,563	2,502	2,417

Staff costs

‘Performance-related payments’ include bonuses paid in the form of cash and share awards granted under the Long-Term Incentive Plan, as described in Note 38. Included in this are the Santander UK group’s equity-settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Share awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2018			Costs expected to be recognised in 2019 or later

	Arising from awards in current year £m	Arising from awards in prior year £m	Total £m	Arising from awards in current year £m	Arising from awards in prior year £m	Total £m
Cash	4	9	13	10	10	20
Shares	3	10	13	8	9	17
	7	19	26	18	19	37

The following table shows the amount of bonus awarded to employees for the performance year 2018. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total

	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Cash award – not deferred	123	116	–	–	123	116
– deferred	13	13	20	17	33	30
Share awards – not deferred	11	12	–	–	11	12
– deferred	13	16	17	18	30	34
Total discretionary bonus	160	157	37	35	197	192

On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to guaranteed minimum pension (GMP), and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and is based on a number of assumptions and the actual impact may be different. This has been reflected in ‘Pensions costs – defined benefit plans’ and in the closing net accounting surplus of the Santander (UK) Group Pension Scheme.

‘Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-based payments. For more, see Note 38.

The average number of full-time equivalent staff was 23,648 (2017: 19,559, 2016: 19,863). The increase in staff numbers in 2018 reflected Santander UK plc’s acquisition of Santander Services on 1 January 2018. Following the acquisition, the costs relating to the staff associated with these businesses are now recognised as staff costs. In 2017 and earlier years, the equivalent costs were included in other administrative expenses. For more details, see Note 21.

Depreciation, amortisation and impairment

No impairments were charged in 2018. In 2017, an impairment charge of £32m was recognised that primarily related to capitalised software costs for a credit risk management system, part of which was no longer in use.

Santander UK Group Holdings plc	181

Annual Report 2018 | Financial statements

7. AUDIT AND OTHER SERVICES

	2018 £m	2017 £m	2016 £m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual accounts	7.7	7.8	4.9
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
– Audit of the Santander UK group’s subsidiaries	1.6	1.4	1.1
Total audit fees(1)	9.3	9.2	6.0
Non-audit fees:
Audit-related assurance services(2)	2.2	1.6	1.3
Taxation compliance services	–	–	0.1
Other assurance services	0.1	0.1	–
Other non-audit services	1.0	0.4	1.9
Total non-audit fees	3.3	2.1	3.3

(1)	2018 audit fees included £nil (2017: £0.6m) which related to the prior year.
(2)	2018 audit-related assurance services included £0.1m (2017: £0.1m) which related to the prior year.

Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.5m (2017: £0.4m, 2016: £0.3m).

Audit-related assurance services relate to services performed in connection with the statutory and regulatory filings of the Company and its associates. Of this category, £1.1m (2017: £0.8m, 2016: £0.6m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission (SEC) guidance. The remaining £1.1m (2017: £0.8m, 2016: £0.7m) accords with the definition of ‘Audit-related fees’ per that guidance and relates to services performed in connection with securitisation, debt issuance and related work and reporting to prudential and conduct regulators.

Taxation compliance services accord with the SEC definition of ‘Tax fees’ and relate to compliance services performed in respect of US tax returns and other similar tax compliance services.

Other assurance services and other non-audit services accord with the SEC definition of ‘All other fees’.

In 2018, the Company’s auditors also earned fees of £150,000 (2017: £45,000) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.

8. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

	2018 £m	2017 £m	2016 £m
Credit impairment losses:
Loans and advances to customers (See Note 14)	189	257	132
Recoveries of loans and advances, net of collection costs (See Note 14)	(42)	(54)	(65)
Off-balance sheet exposures (See Note 30)	6
	153	203	67
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 30)	260	385	397
Provisions for RV and voluntary termination (See Note 14)	–	8	–
	260	393	397
	413	596	464

The credit impairment loss allowance requirements introduced by IFRS 9 mandated a change from recognising impairment losses on an incurred loss basis (as reflected in 2017) to an expected credit loss (ECL) basis (as reflected in 2018). For more on this change in methodology, see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 44. There were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.

182	Santander UK Group Holdings plc

> Notes to the financial statements

9. TAXATION

	2018 £m	2017 £m	2016 £m
Current tax:
UK corporation tax on profit for the year	456	555	610
Adjustments in respect of prior years	(22)	(27)	(13)
Total current tax	434	528	597
Deferred tax:
Charge/(credit) for the year	11	23	(11)
Adjustments in respect of prior years	1	9	11
Total deferred tax	12	32	–
Tax on profit	446	560	597

The standard rate of UK corporation tax was 27% for banking entities and 19% for non-banking entities (2017: 27.25% for banking entities and 19.25% for non-banking entities) following the introduction of an 8% surcharge to be applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance (No.2) Act 2015 introduced reductions in the corporation tax rate from 20% to 19% in 2017 and 18% by 2020. The Finance Act 2016, introduced a further reduction in the standard rate of corporation tax rate to 17% from 2020. The effects of the changes in tax rates are included in the deferred tax balances at both 31 December 2018 and 2017.

The Santander UK group’s effective tax rate for 2018, based on profit before tax, was 28.5% (2017: 30.9%, 2016: 31.2%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	2018 £m	2017 £m	2016 £m
Profit before tax	1,567	1,814	1,914
Tax calculated at a tax rate of 19% (2017: 19.25%, 2016: 20.00%)	298	349	383
Bank surcharge on profits	111	132	134
Non-deductible preference dividends paid	8	9	8
Non-deductible UK Bank Levy	20	25	30
Non-deductible conduct remediation, fines and penalties	6	35	39
Other non-deductible costs and non-taxable income	26	30	7
Effect of change in tax rate on deferred tax provision	(2)	(2)	(2)
Adjustment to prior year provisions	(21)	(18)	(2)
Tax charge	446	560	597

The decrease in effective tax rate from 2017 to 2018 was largely due to the reduction in the statutory tax rate, reductions in the bank levy, the reduced impact of non-deductible conduct remediation, fines and penalties and also the effect of releases in accruals for prior periods. It is anticipated that the Santander UK group’s effective tax rate in future periods will continue to be impacted by the 8% surcharge, the level of any non-deductible conduct remediation, fines and penalties, changes to the cost of the Bank Levy and reductions in the statutory rate as noted above. In addition, the effects of amendments to IAS 12, in accordance with the IASB’s Annual Improvements to IFRS Standards 2015-2017 Cycle, are expected to lead to a reduction in the effective tax rate where the tax relief on coupons in respect of AT1 capital securities would be recognised in the income statement rather than in equity. The adjustment to prior year provisions in 2018 principally related to the reassessment of prior year tax provision estimates following the filing of relevant tax returns. In 2017 and 2016, it also related to the resolution of certain legacy matters with tax authorities.

Current tax assets and liabilities

Movements in current tax assets and liabilities during the year were as follows:

	2018	2017

	£m	£m
Assets	–	–
Liabilities	(3)	(53)
At 1 January	(3)	(53)
Income statement charge	(434)	(528)
Other comprehensive income credit/(charge)	75	44
Corporate income tax paid	445	484
Other movements	23	50
	106	(3)
Assets	106	–
Liabilities	–	(3)
At 31 December	106	(3)

The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities together with the effects of movements in deferred tax, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.

Santander UK proactively engages with HM Revenue & Customs to resolve tax matters relating to prior years. The accounting policy for recognising provisions for such matters are described in Note 1. It is not expected that there will be any material movement in such provisions within the next 12 months. Santander UK adopted the Code of Practice on Taxation for Banks in 2010.

Santander UK Group Holdings plc	183

Annual Report 2018 | Financial statements

Deferred tax

The table below shows the deferred tax assets and liabilities including the movement in the deferred tax account during the year. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group and Company has the legal right to offset and intends to settle on a net basis.

	Fair value of financial instruments £m	Pension remeasurement £m	Cash flow hedges £m	Available- for-sale £m	Fair value reserve £m	Tax losses carried forward £m	Accelerated tax depreciation £m	Other temporary differences £m	Total £m
At 31 December 2017	(41)	(41)	3	(26)		25	(4)	(4)	(88)
Adoption of IFRS 9 (see Note 1)	–	–	–	26	(26)	–	–	68	68
At 1 January 2018	(41)	(41)	3		(26)	25	(4)	64	(20)
Income statement (charge)/credit	(10)	(24)	–		–	(5)	–	27	(12)
Transfers/reclassifications	–	–	–		–	–	–	(9)	(9)
Credited/(charged) to other comprehensive income	–	(117)	(46)		14	–	–	(21)	(170)
At 31 December 2018	(51)	(182)	(43)		(12)	20	(4)	61	(211)

At 1 January 2017	(31)	(35)	(50)	(27)		5	(5)	15	(128)
Income statement (charge)/credit	(10)	(32)	–	–		20	1	(11)	(32)
Transfers/reclassifications	–	–	–	7		–	–	(7)	–
Credited/(charged) to other comprehensive income	–	26	53	(6)		–	–	(1)	72
At 31 December 2017	(41)	(41)	3	(26)		25	(4)	(4)	(88)

The deferred tax assets and liabilities above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five-year plan (described in Note 22) would not cause a reduction in the deferred tax assets recognised. At 31 December 2018, the Santander UK group had a recognised deferred tax asset in respect of UK capital losses carried forward of £17m (2017: £21m) included within tax losses carried forward. There are no unrecognised deferred tax assets on capital losses carried forward (2017: £nil).

In the November 2018 budget, the UK government proposed changes that could restrict the use of capital losses. Based on the changes indicated, the Santander UK group does not believe that such changes would have a material impact on the recognition of deferred tax assets on such capital losses once enacted.

In addition, the Santander UK group had net operating losses carried forward in the US of $nil (2017: $76m) as such losses expired on the closure of the ANTS US Branch. A deferred tax asset was not previously recognised on these losses as the Santander UK group did not anticipate being able to offset the losses against future profits or gains in order to realise any economic benefit in the foreseeable future.

10. DIVIDENDS ON ORDINARY SHARES

Dividends on ordinary shares declared and paid during the year were as follows:

	2018 Pence per Share	2017 Pence per Share	2016 Pence per share	2018 £m	2017 £m	2016 £m
In respect of current year – first interim	3.54	4.58	4.49	250	323	317
– second interim	9.46	3.26	3.91	668	230	276
– third interim	2.90	–	–	205	–	–
	15.90	7.84	8.40	1,123	553	593

In 2018, and in addition to the dividends of £250m and £205m that were made as part of our policy to pay 50% of recurring earnings, we also paid a dividend of £668m that related to the ring-fencing transfers to Banco Santander London Branch. For more on our ring-fencing implementation, see Note 43.

11. TRADING ASSETS

	2018 £m	2017 £m
Securities purchased under resale agreements	–	8,870
Debt securities	–	5,156
Equity securities	–	9,662
Cash collateral associated with trading balances	–	6,156
Short-term loans	–	711
	–	30,555

In 2018, as part of our ring-fencing plans, the trading business in the Santander UK group was run down as the prohibited elements moved to the Banco Santander London Branch. For more on our ring-fence implementation, see Note 43. In 2017, a significant portion of the debt and equity securities were held in our eligible liquidity pool. They consisted mainly of government bonds and quoted stocks. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

184	Santander UK Group Holdings plc

> Notes to the financial statements

12. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives

The Santander UK group undertakes derivative activities primarily to provide customers with risk management solutions, and to manage and hedge the Santander UK group’s own risks. In 2018, as part of our ring-fencing implementation, we transferred the majority of our derivatives held for trading to the Banco Santander London Branch as these constituted transactions that Santander UK plc would not be able to retain as a ring-fenced bank. For more on our ring-fence implementation, see Note 43.

The Santander UK group’s derivative activities do not give rise to significant open positions in portfolios of derivatives. Any residual position is managed to ensure that it remains within acceptable risk levels, with matching transactions being used to achieve this where necessary. When entering into derivatives, the Santander UK group employs the same credit risk management procedures to assess and approve potential credit exposures that are used for traditional lending.

b) Analysis of derivatives

The notional amounts in the tables below indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent actual exposures.

	2018			2017

		Fair value			Fair value

	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Exchange rate contracts	14,165	455	351	144,160	2,559	4,130
Interest rate contracts	79,522	1,455	1,326	863,151	22,091	21,619
Equity and credit contracts	2,854	278	168	19,814	888	693
Total derivatives held for trading	96,541	2,188	1,845	1,027,125	25,538	26,442
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	3,010	357	–	2,641	312	6
Interest rate contracts	86,422	1,065	1,315	59,610	1,272	1,470
Equity derivative contracts	–	–	–	16	–	4
	89,432	1,422	1,315	62,267	1,584	1,480
Designated as cash flow hedges:
Exchange rate contracts	33,901	3,537	200	23,117	3,206	55
Interest rate contracts	18,808	46	102	12,884	84	115
Equity derivative contracts	69	–	4	26	9	–
	52,778	3,583	306	36,027	3,299	170
Total derivatives held for hedging	142,210	5,005	1,621	98,294	4,883	1,650
Derivative netting(1)		(1,872)	(1,872)		(10,479)	(10,479)
Total derivatives	238,751	5,321	1,594	1,125,419	19,942	17,613

(1)

Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £9m (2017: £333m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £354m (2017: £706m).

Santander UK Group Holdings plc	185

Annual Report 2018 | Financial statements

For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 42.

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional

		Traded over the counter			Asset		Liability

2018	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Traded over the counter £m	Traded on recognised exchanges £m	Traded over the counter £m
Exchange rate contracts	–	–	51,076	51,076	–	4,349	–	551
Interest rate contracts	–	154,106	30,646	184,752	–	694	–	871
Equity and credit contracts	–	–	2,923	2,923	–	278	–	172
	–	154,106	84,645	238,751	–	5,321	–	1,594

2017
Exchange rate contracts	–	–	169,918	169,918	–	6,077	–	4,191
Interest rate contracts	71,618	626,600	237,427	935,645	–	12,968	–	12,725
Equity and credit contracts	30	–	19,826	19,856	–	897	1	696
	71,648	626,600	427,171	1,125,419	–	19,942	1	17,612

c) Analysis of derivatives designated as hedges

The Santander UK group applies hedge accounting on both a fair value and cash flow basis depending on the nature of the underlying exposure. We establish the hedge ratio by matching the notional of the derivative with the underlying position being hedged. Only the designated risk is hedged and therefore other risks, such as credit risk, are managed but not hedged.

Fair value hedges

Portfolio hedges of interest rate risk

Santander UK holds various portfolios of fixed rate assets and liabilities which expose it to changes in fair value due to movements in market interest rates. We manage these exposures by entering into interest rate swaps. Each portfolio contains assets or liabilities that are similar in nature and share the risk exposure that is designated as being hedged.

The interest rate risk component is the change in fair value of fixed rate instruments for changes in the designated benchmark rate. Such changes are usually the largest component of the overall change in fair value. Separate hedges are maintained for each underlying currency. Effectiveness is assessed by comparing changes in fair value of the hedged item attributable to changes in the designated benchmark interest rate, with changes in the fair value of the interest rate swaps. The following table shows the fixed rate instruments hedged, their underlying currency and the respective hedged benchmark rates:

Instrument	Currency	Designated benchmark instrument rate
Fixed rate mortgages	GBP	3-month LIBOR
Fixed rate loans	GBP, EUR	3-month LIBOR & EURIBOR
Reverse repurchase agreements	GBP, USD	SONIA, USD Fed Funds
Investment assets	GBP, EUR, USD	SONIA, 3-month LIBOR, Eonia & USD Fed Funds
Fixed rate savings	GBP, USD	3-month LIBOR, SONIA

Micro hedges of interest rate risk and foreign currency risk

Santander UK accesses international markets to obtain funding, issuing fixed rate debt in its functional currency and other currencies. We are therefore exposed to changes in fair value due to changes in market interest rates and/or foreign exchange rates, principally in USD and EUR, which we mitigate through the use of receive fixed/pay floating rate interest rate swaps and/or receive fixed/pay floating rate cross currency swaps.

The interest rate risk component is the change in fair value of the fixed rate debt due to changes in the benchmark LIBOR rate. The foreign exchange component is the change in the fair value of the fixed rate debt issuance due to changes in foreign exchange rates prevailing from the time of execution. Effectiveness is assessed by using linear regression techniques to compare changes in the fair value of the debt caused by changes in the benchmark interest rate and foreign exchange rates, with changes in the fair value of the interest rate swaps and/or cross currency swaps.

Cashflow hedges

Hedges of interest rate risk

Santander UK manages its exposure to the variability in cash flows of floating rate assets and liabilities attributable to movements in market interest rates by entering into interest rate swaps. The interest rate risk component is determined with reference to the underlying benchmark rate attributable to the floating rates asset or liability. Designated benchmark rates referenced are currently SONIA or LIBOR. Effectiveness is assessed by comparing changes in the fair value of the interest rate swap with changes in the fair value of the hedged item attributable to the hedged risk, applying a hypothetical derivative method using linear regression techniques.

Hedges of foreign currency risk

As Santander UK obtains funding in international markets, we assume significant foreign currency risk exposure, mainly in USD and EUR. In addition, the Santander UK group also holds debt securities for liquidity purposes which assumes foreign currency exposure, principally in JPY.

Santander UK manages the exposures to the variability in cash flows of foreign currency denominated assets and liabilities to movements in foreign exchange rates by entering into either foreign exchange contracts (spot, forward and swaps) or cross currency swaps. These instruments are entered into to match the cash flow profile and maturity of the estimated interest and principal repayments of the hedged item.

The foreign currency risk component is the change in cash flows of the foreign currency debt arising from changes in the relevant foreign currency forward exchange rate. Such changes constitute a significant component of the overall changes in cash flows of the instrument. Effectiveness is assessed by comparing changes in the fair value of the cross currency or foreign exchange swaps with changes in the fair value of the hedged debt attributable to the hedged risk applying a hypothetical derivative method using linear regression techniques.

186	Santander UK Group Holdings plc

> Notes to the financial statements

Equity risk on cash settled share-based transactions

Santander Equity Investments Limited (SEIL) offers employees the chance to buy shares in Banco Santander SA at a discount under Sharesave schemes. This exposes Santander UK to equity price risk. The equity risk is managed by purchasing share options which allow Santander UK to buy shares at a fixed price. These instruments are entered into to match the amount of employee share options expected to be exercised.

The equity price risk is the change in cash flows arising from the change in share price over time. Santander UK established the hedge ratio by matching the notional of the derivative with the notional of the employee share options being hedged. Effectiveness is assessed by comparing the changes in fair value of the share options with changes in the fair value of the employee share options by using a hypothetical derivative method.

Possible sources of hedge ineffectiveness

Possible sources of hedge ineffectiveness for each type of hedge relationship are set out below:

	Fair value hedges		Cash flow hedges

Possible sources of ineffectiveness	Portfolio hedges of interest rate risk	Micro hedges of Interest rate and foreign currency risk	Micro hedges of interest rate risk	Micro hedges of foreign currency risk	Equity risk on cash settled share-based transactions
Hedging derivatives with a non-zero fair value at date of initial designation	•	•	•	•	•
Differences in discounting between hedged item and hedging instrument as cash collateralised swaps discount using Overnight Indexed Swaps (OIS) discount curves, not applied to underlying hedged item	•	•
Counterparty credit risk impacts fair value of derivative but not hedged item	•	•
Differences in expected and actual volume of prepayments	•
Differences in discounting between hedged item and hedging instrument as cash collateralised cross currency swaps discount using OIS discount curves, not applied to underlying hedged item		•
Differences in timing of cash flows between hedged item and hedging instrument			•	•	•
Differences in basis of cash flows between hedged items and hedging instruments			•
Changes in the expected number of Sharesave options to be exercised					•

Santander UK Group Holdings plc	187

Annual Report 2018 | Financial statements

Maturity profile and average price/rate of hedging instruments

The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

2018	Hedging Instruments	Less than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years	Later than five years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts:
	– Nominal amount (£m)	6,162	8,411	14,611	39,508	15,652	84,344
	Average fixed interest rate – GBP (%)	0.63%	0.79%	1.06%	1.59%	2.85%
	Average fixed interest rate – EUR (%)	(0.22)%	0.67%	0.91%	1.09%	1.26%
	Average fixed interest rate – USD (%)	1.51%	1.31%	1.34%	2.68%	2.18%
Interest rate/foreign currency (FX) risk	Exchange rate contracts:
	– Nominal amount (£m)	392	1,295	–	1,101	222	3,010
	Interest rate contracts:
	– Nominal amount (£m)	392	1,295	–	90	301	2,078
	Average GBP - EUR exchange rate	–	–	–	1.1827	1.1682
	Average GBP - USD exchange rate	1.5800	1.3325	–	1.5110	–
	Average fixed interest rate – EUR (%)	–	–	–	3.89%	3.92%
	Average fixed interest rate – USD (%)	3.62%	2.50%	–	2.38%	7.95%
Cash flow hedges:
Interest rate risk	Interest rate contracts:
	– Nominal amount (£m)	–	1,715	1,991	3,100	–	6,806
	Average fixed interest rate – GBP (%)	–	0.73%	0.73%	1.33%	–
FX risk	Exchange rate contracts:
	– Nominal amount (£m)	3,916	2,552	2,961	5,596	–	15,025
	Interest rate contracts:
	– Nominal amount (£m)	–	–	–	785	–	785
	Average GBP – JPY exchange rate	–	147.2149	146.3718	145.3191	–
	Average GBP – EUR exchange rate	–	–	1.2803	1.1349	–
	Average GBP – USD exchange rate	1.3035	1.3067	1.3099	1.3049	–
Equity risk	Equity derivative contracts
	– Nominal amount (£m)	–	–	37	32	–	69
Interest rate/FX risk	Exchange rate contracts:
	– Nominal amount (£m)	–	–	1,773	11,481	5,622	18,876
	Interest rate contracts:
	– Nominal amount (£m)	–	–	784	7,562	2,871	11,217
	Average GBP – EUR exchange rate	–	–	1.2523	1.2707	1.2167
	Average GBP – USD exchange rate	–	–	1.6333	1.5447	1.5109
	Average fixed interest rate – GBP (%)	–	–	2.34%	2.66%	2.90%

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	2018	2017	2016

	£m	£m	£m
Fair value hedging:
Gains/(losses) on hedging instruments	4	56	(274)
(Losses)/gains on hedged items attributable to hedged risks	75	(2)	335
Fair value hedging ineffectiveness	79	54	61
Cash flow hedging ineffectiveness	(45)	(49)	(33)
	34	5	28

Hedge ineffectiveness can be analysed by risk category as follows:

2018	Changes in FV of hedging instruments to calculate hedge ineffectiveness £m	Changes in FV of hedged items to calculate hedge ineffectiveness £m	Hedge ineffectiveness recognised in income statement £m
Fair value hedges:
Interest rate risk	26	15	41
Interest rate/FX risk	(22)	60	38
	4	75	79

188	Santander UK Group Holdings plc

> Notes to the financial statements

2018	Income statement line item affected by the reclassification	Changes in FV of hedging instruments to calculate hedge ineffectiveness £m	Changes in value of hedging instrument recognised in OCI £m	Hedge ineffectiveness recognised in income statement £m	Amount reclassified from cash flow hedging reserve to income statement £m
Cash flow hedges:
Interest rate risk	Net interest income	20	(14)	6	26
FX risk	Net interest income/net trading and other income	17	(19)	(2)	9
Equity risk	Operating expenses	(16)	16	–	(10)
Interest rate/FX risk	Net interest income/net trading and other income	722	(771)	(49)	726
		743	(788)	(45)	751

In 2018, cash flow hedge accounting of £12m (2017: £nil) had to cease due to foreign currency denominated cash flows relating to IT project expenditure no longer being expected to occur.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

Cash flow hedging reserve

2018 £m
Balance at 1 January 2018	285
Effective portion of changes in fair value:
– Interest rate risk	14
– Foreign currency risk	19
– Equity risk	(16)
– Interest rate/foreign currency risk	771
788
Income statement transfers
– Interest rate risk	(26)
– Foreign currency risk	(9)
– Equity risk	10
– Interest rate/foreign currency risk	(726)
(751)
Balance at 31 December 2018	322

Hedged exposures

Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, subordinated debt and senior debt securities in issue.

The following table sets out the exposures covered by the Santander UK group’s hedging strategies:

		Carrying value		Accumulated amount of FV hedge adjustments on hedged item in carrying value of hedged item		Accumulated amount of FV hedge adjustments for portfolio hedge of interest rate risks		Change in value used for	Accumulated amount of FV hedge adjustments on

2018	Hedged item balance sheet line item	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m	calculating hedge ineffective -ness £m	balance sheet for discontinued hedges £m
Fair value hedges:
Interest rate risk:	Loans and advances to customers	42,075	–	–	–	638	–	(149)	729
	Other financial assets at amortised cost	6,640	–	–	–	59	–	59	–
	Reverse repo agreements – non trading	10,954	–	–	–	–	–	–	–
	Other financial assets at FVOCI	7,447	–	10	–	–	–	(46)	123
	Deposits by customers	–	702	–	–	–	(1)	–	–
	Deposits by banks	–	516	–	15	–	–	9	(23)
Interest rate/FX risk:	Debt securities in issue	–	15,112	–	369	–	191	158	(548)
	Subordinated liabilities	–	685	–	152	–	52	44	(214)
		67,116	17,015	10	536	697	242	75	67

Santander UK Group Holdings plc	189

Annual Report 2018 | Financial statements

2018	Hedged item balance sheet line item	Change in value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve £m	Balances on cash flow hedge reserve where hedge accounting is no longer applied £m
Cash flow hedges:
Interest rate risk:	Loans and advances to customers	(19)	(4)	(2)
	Loans and advances to banks	–	(2)	–
	Deposits by banks	6	(1)	–
	Debt securities in issue	(1)	–	–
FX risk:	Other financial assets at FVOCI	199	(1)	–
	Not applicable – highly probable forecast transactions	(1)	–	–
	Debt securities in issue	(217)	21	3
Equity risk:	Other liabilities	16	(3)	(2)
Interest rate/FX risk:	Debt securities in issue/loans and advances to customers	(564)	233	50
	Subordinated liabilities/loans and advances to customers	(207)	79	–
		(788)	322	49

13. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2018 £m	2017 £m
Loans and advances to customers:
Loans to housing associations	13	1,034
Other loans	496	515
	509	1,549
Debt securities	3,263	547
Equity securities	93	–
Reverse repurchase agreements – non trading	2,272	–
	6,137(1)	2,096

(1)	For the Santander UK group, this comprises £1,521m of financial assets designated at FVTPL and £4,616m of financial assets mandatorily at FVTPL.

Loans and advances to customers principally represented other loans, being a portfolio of roll-up mortgages and associated receivables that is managed, and has its performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss.

As part of the establishment of credit protection vehicles sponsored by Santander UK, we retained £3,053m of senior tranches of credit linked notes, classified as debt securities in the table above. These vehicles provide credit protection on reference portfolios of Santander UK group loans with junior notes sold to external investors. As these notes do not have SPPI characteristics they are mandatorily held at fair value. These credit linked notes are valued using the same parameters as the related collateral and financial guarantees described in Note 24, such that changes in their respective valuations are offset exactly, and there is no charge or credit to the income statement. For more, see ‘Credit protection entities’ in Note 21.

The net (loss)/gain in the year attributable to changes in credit risk for loans and advances at fair value through profit or loss was £(1m) (2017: £49m, 2016: £40m). The cumulative net loss attributable to changes in credit risk for loans and advances at fair value through profit or loss at 31 December 2018 was £2m (2017: £120m).

14. LOANS AND ADVANCES TO CUSTOMERS

	2018 £m	2017 £m
Loans secured on residential properties	158,248	155,355
Corporate loans	27,819	30,856
Finance leases	6,821	6,710
Secured advances	–	–
Other unsecured loans	7,554	6,230
Amounts due from fellow Banco Santander subsidiaries and joint ventures	1,997	1,199
Loans and advances to customers	202,439	200,350
Credit impairment loss allowances on loans and advances to customers	(751)	(940)
RV and voluntary termination provisions on finance leases	(69)	(78)
Net loans and advances to customers	201,619	199,332

190	Santander UK Group Holdings plc

> Notes to the financial statements

Movement in credit impairment loss allowances:

	Loans secured			Other

	on residential	Corporate	Finance	unsecured

	properties	loans	leases	loans	Total

	£m	£m	£m	£m	£m
At 31 December 2017	225	490	46	179	940
Adoption of IFRS 9 (see Note 1)(1)	47	99	11	54	211
Re-allocation of ECL on off-balance sheet exposures(1)	(3)	(25)	—	(22)	(50)
At 1 January 2018	269	564	57	211	1,101
(Release)/charge to the income statement (see Note 8)	(18)	17	51	139	189
Write-offs and other items(2)(3)	(17)	(355)	(23)	(144)	(539)
At 31 December 2018	234	226	85	206	751

Recoveries, net of collection costs (see Note 8)	2	1	6	33	42

At 1 January 2017	279	382	45	215	921
(Release)/charge to the income statement (see Note 8)	(37)	172	20	102	257
Write-offs and other items(2)	(17)	(64)	(19)	(138)	(238)
At 31 December 2017	225	490	46	179	940
Of which:
– Observed	105	433	12	59	609
– Incurred but not yet observed	120	57	34	120	331
	225	490	46	179	940

Recoveries, net of collection costs (see Note 8)	3	1	6	44	54

At 1 January 2016	424	395	20	269	1,108
(Release)/charge to the income statement (see Note 8)	(116)	59	47	142	132
Write-offs and other items(2)	(29)	(72)	(22)	(196)	(319)
At 31 December 2016	279	382	45	215	921
Of which:
– Observed	130	287	13	73	503
– Incurred but not yet observed	149	95	32	142	418
	279	382	45	215	921

Recoveries, net of collection costs (see Note 8)	4	3	2	56	65

(1)

The adjustment for the adoption of IFRS 9 related to the re-measurement of loss allowances on loans and advances to customers at amortised cost. The re-allocation of ECL on off-balance sheet exposures was a transfer to provisions following the adoption of a methodology to enable their separate identification from ECL on drawn exposures. See Note 30.

(2)

Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Financial instruments’ in Note 1. Mortgage write-offs including this effect were £18m (2017: £22m, 2016: £33m)

(3)	The contractual amount outstanding on financial assets that were written off in the year, and are still subject to enforcement activity was £76m.

Finance lease and hire purchase contract receivables may be analysed as follows:

	2018			2017

	Gross investment £m	Unearned finance income £m	Net investment £m	Gross investment £m	Unearned finance income £m	Net investment £m
Not later than one year	3,730	(210)	3,520	3,633	(177)	3,456
Later than one year and not later than five years	3,415	(278)	3,137	3,316	(226)	3,090
Later than five years	210	(46)	164	214	(50)	164
	7,355	(534)	6,821	7,163	(453)	6,710

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,034m (2017: £886m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of £nil (2017: £5m, 2016: £4m) was earned during the year, which was classified in ‘Interest and similar income’.

Finance lease receivable balances are secured over the asset leased. The Santander UK group is not permitted to sell or repledge the asset in the absence of default by the lessee. The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.

Included within loans and advances to customers are advances assigned to bankruptcy remote structured entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and mortgage-backed or other asset-backed securities issued by the Santander UK group. For more, see Note 15.

Santander UK Group Holdings plc	191

Annual Report 2018 | Financial statements

15. SECURITISATIONS AND COVERED BONDS

The Santander UK group uses structured entities to securitise some of the mortgage and other loans to customers that it originates. The Santander UK group also issues covered bonds, which are guaranteed by, and secured against, a pool of the Santander UK group’s mortgage loans transferred to Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, but also to use as collateral for raising funds via third party bilateral secured funding transactions or for liquidity purposes in the future. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium-term funding; this has allowed the Santander UK group to further diversify its medium-term funding investor base.

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

a) Securitisations i)

Master trust structures

The Santander UK group makes use of master trust structures, whereby a pool of residential mortgage loans is assigned to a trust company by the asset originator. A funding entity acquires a beneficial interest in the pool of assets held by the trust company with funds borrowed from qualifying structured entities, which at the same time issue asset-backed securities to third-party investors or the Santander UK group.

Santander UK plc and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Santander UK plc and its subsidiaries have no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by Santander UK plc or its subsidiaries at the time of transfer are breached and, in certain cases, if there is a product switch or further advance, if a securitised loan is in arrears for over two months or if a securitised loan does not comply with the liquidity coverage requirements for credit institutions.

ii) Other securitisation structures

The Santander UK group issues notes through pass-through stand-alone vehicles for the securitisation of receivables derived from credit agreements with retail customers for the purchase of financed vehicles. Santander UK plc and its subsidiaries are under no obligation to support any losses that may be incurred by the master trust or other structures, securitisation companies or holders of the securities, and do not intend to provide such further support.

b) Covered bonds

Santander UK plc also issues covered bonds, which are its direct, unsecured and unconditional obligation. The covered bonds benefit from a guarantee from Abbey Covered Bonds LLP. Santander UK plc makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from Santander UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by Santander UK plc.

c) Analysis of securitisations and covered bonds

The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December 2018 and 2017 are listed below.

	Gross assets		External notes in issue		Notes issued to Santander UK plc/subsidiaries as collateral

	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Mortgage-backed master trust structures:
– Holmes	4,414	4,299	3,182	1,400	463	389
– Fosse	4,646	5,732	199	616	34	34
– Langton	3,034	3,893	–	–	2,354	2,355
	12,094	13,924	3,381	2,016	2,851	2,778
Other asset-backed securitisation structures:
– Motor	1,055	1,318	738	852	374	514
– Auto ABS UK Loans	1,468	1,498	1,212	1,240	316	306
	2,523	2,816	1,950	2,092	690	820
Total securitisation programmes	14,617	16,740	5,331	4,108	3,541	3,598
Covered bond programme:
– Euro 35bn Global Covered Bond Programme	21,578	19,772	18,653	16,866	–	–
Total securitisation and covered bond programmes	36,195	36,512	23,984	20,974	3,541	3,598
Less: held by the Santander UK group:
– Euro 35bn Global Covered Bond Programme			(539)	(1,067)
Total securitisation and covered bond programmes (see Note 28)			23,445	19,907

192	Santander UK Group Holdings plc

> Notes to the financial statements

The following table sets out the internal and external issuances and redemptions in 2018 and 2017 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions

	2018	2017	2018	2017	2018	2017	2018	2017

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
– Holmes	0.1	–	1.8	0.5	–	0.2	0.1	1.8
– Fosse	–	–	–	–	–	0.1	0.4	1.8
Other asset-backed securitisation structures:
– Motor	–	0.1	–	0.5	0.1	0.1	0.1	0.3
– Auto ABS UK Loans	–	0.2	0.4	0.7	–	–	0.4	0.7
Covered bond programme	–	–	4.3	2.3	0.5	0.3	1.9	3.2
	0.1	0.3	6.5	4.0	0.6	0.7	2.9	7.8

Holmes Funding Ltd has a beneficial interest of £3.2bn (2017: £1.7bn) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.

Fosse Funding (No.1) Ltd has a beneficial interest of £0.2bn (2017: £0.6bn) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.

Langton Funding (No.1) Ltd has a beneficial interest of £2.3bn (2017: £2.3bn) in the residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd belongs to Santander UK plc.

The Holmes securitisation companies have cash deposits of £218m (2017: £nil), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.

Fosse Master Issuer plc has cash deposits of £nil (2017: £24m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.

16. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of those financial assets. Transferred financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and (iii) loans that have been securitised under arrangements by which the Santander UK group retains a continuing involvement in such transferred assets. As the substance of the sale and repurchase and securities lending transactions is secured borrowings, the asset collateral continues to be recognised in full and the related liability reflecting the Santander UK group’s obligation to repurchase the transferred assets for a fixed price at a future date is recognised in deposits from banks or customers, as appropriate. As a result of these transactions, the Santander UK group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Santander UK group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

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

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	2018		2017

	Assets	Liabilities	Assets	Liabilities

Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	7,642	(7,188)	10,808	(7,734)
Securities lending agreements	144	(120)	302	(235)
Securitisations (See Notes 15 and 28)	11,583	(5,331)	12,847	(4,108)
	19,369	(12,639)	23,957	(12,077)

Santander UK Group Holdings plc	193

Annual Report 2018 | Financial statements

17. REVERSE REPURCHASE AGREEMENTS – NON TRADING

	2018	2017

	£m	£m
Agreements with banks	3,254	2,464
Agreements with customers	17,873	150
	21,127	2,614

In 2018, as part of our ring-fencing implementation, Santander UK plc revised the classification of the majority of our permitted non trading reverse repurchase agreements at amortised cost, in line with our ring-fenced business model for managing these assets as part of our overall funding and liquidity plans. For more on our ring-fence implementation, see Note 43.

18. OTHER FINANCIAL ASSETS AT AMORTISED COST

	2018	2017

	£m	£m
Asset backed securities(1)	719
Debt securities(2)	6,509
	7,228

(1)	These securities were previously classified as ‘Financial investments’ under IAS 39. See Note 44.
(2)	These debt securities were previously classified as held-to-maturity investments within ‘Financial investments’ under IAS 39. See Note 44.

On adoption of IFRS 9, the Santander UK group split the ‘financial investments’ balance sheet line item (Note 20) between ‘other financial assets at amortised cost’ and ‘financial assets at fair value through other comprehensive income’. This aligned the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position. In addition, certain available-for-sale securities were mandatorily measured at FVTPL. For more information, see Note 44.

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

19. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2018	2017

	£m	£m
Debt securities(1)	13,229
Loans and advances to customers(2)	73
	13,302

(1)	These debt securities were previously classified as available-for-sale within ‘Financial investments’ under IAS 39. See Note 44.
(2)

These comprise other loans and receivables mainly held within hold to collect and sell business models that were moved from trading assets and loans and advances to customers at amortised cost, to ‘Financial assets at FVOCI’, due to their reclassification to FVOCI on adoption of IFRS 9. See Note 44.

On adoption of IFRS 9, the Santander UK group split the ‘financial investments’ balance sheet line item (Note 20) between ‘other financial assets at amortised cost’ and ‘financial assets at fair value through other comprehensive income’. For more information, see Note 44.

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

20. FINANCIAL INVESTMENTS

	2018	2017

	£m	£m
Asset backed securities(1)		2,180
Debt securities:
– Available-for-sale(2)		8,772
– Held-to-maturity(3)		6,578
Available-for-sale equity securities(4)		81
		17,611

(1)	These were reclassified to ‘Other financial assets at amortised cost’ and ‘Other financial assets at fair value through profit or loss’ on adoption of IFRS 9. See Note 44.
(2)	These were reclassified to ‘Financial assets at FVOCI’ and ‘Other financial assets at fair value through profit or loss’ on adoption of IFRS 9. See Note 44.
(3)	These were reclassified to ‘Other financial assets at amortised cost’ on adoption of IFRS 9. See Note 44.
(4)	These were reclassified to ‘Other financial assets at fair value through profit or loss’ on adoption of IFRS 9. See Note 44.

On adoption of IFRS 9, the Santander UK group split the ‘financial investments’ balance sheet line item between ‘other financial assets at amortised cost’ and ‘financial assets at FVOCI’. For more information, see Note 44.

A significant portion of the debt securities were held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

194	Santander UK Group Holdings plc

> Notes to the financial statements

21. INTERESTS IN OTHER ENTITIES

	2018	2017

	£m	£m
Joint ventures	88	73
	88	73

The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated and domiciled in the UK and a number of subsidiaries and joint ventures held directly and indirectly by the Company. The Company has no individually significant associates. Details of subsidiaries, joint ventures and associates are set out in the Shareholder Information section.

a) Interests in subsidiaries

The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. ANTS has branch offices in Jersey and the Isle of Man, and had a branch office in the US which closed in 2018.

On 1 January 2018, Santander UK plc acquired 100% of the share capital of Santander UK Operations Ltd (formerly Geoban UK Ltd, a subsidiary of Geoban SA) and Santander UK Technology Ltd (formerly Isban UK Ltd, a subsidiary of Ingenieria de Software Bancario SL), for a final cash consideration of £66m. Immediately prior to this, the UK business of Produban Servicios Informaticos Generales SL was acquired by Santander UK Technology Ltd for a final cash consideration of £13m. These businesses are referred to as Santander Services.

Subsidiaries with significant non-controlling interests

The only subsidiary with significant non-controlling interests is PSA Finance UK Limited, which operates in the UK. In 2018 and 2017, the proportion of ownership interests and voting rights held by non-controlling interests was 50%.

	2018	2017

	£m	£m
Profit attributable to non-controlling interests	22	21
Accumulated non-controlling interests of the subsidiary	151	152
Dividends paid to non-controlling interests	22	19
Summarised financial information:
– Total assets	3,289	3,215
– Total liabilities	2,987	2,909
– Profit for the year	43	43
– Total comprehensive income for the year	43	43

Interests in consolidated structured entities

Structured entities are formed by Santander UK to accomplish specific and well-defined objectives. Santander UK consolidates these structured entities when the substance of the relationship indicates control, as described in Note 1. In addition to the structured entities disclosed in Note 15 which are used for securitisation and covered bond programmes, the only other structured entities consolidated by Santander UK are described below. All the external assets in these entities are included in the financial statements and in relevant Notes. Other than as set out below, no significant judgements were required with respect to control or significant influence.

i) Guaranteed Investment Products 1 PCC Limited (GIP)

GIP is a Guernsey-incorporated, closed-ended, protected cell company. The objective of each cell is to achieve capital growth for retail investors. In order to achieve the investment objective, GIP, on behalf of the respective cells, has entered into transactions with Santander UK plc. Santander Guarantee Company, a Santander UK group company, also guarantees the shareholders of cells a fixed return on their investment and/or the investment amount. GIP has no third party assets. Although the share capital is owned by the retail investors, Santander UK continues to have exposure to variable risks and returns through Santander Guarantee Company’s guarantee and has therefore consolidated this entity.

ii) Santander UK Foundation Limited

Santander UK Foundation Limited supports disadvantaged people throughout the UK through the charitable priorities of education and financial capability. The entity was set up by Santander UK plc, although its control was transferred to Santander UK Group Holdings plc in June 2018. All of its revenue since that date arises through donations from Santander UK Group Holdings plc. Its third party assets of £15m (2017: £16m) are not material to the results of the Santander UK group. This entity has been consolidated as Santander UK Group Holdings plc directs its activities.

b) Interests in joint ventures

Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In 2018, Santander UK’s share in the profit after tax of its joint ventures was £15m (2017: £12m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2018, the carrying amount of Santander UK’s interest was £88m (2017: £73m). At 31 December 2018 and 2017, the joint ventures had no commitments and contingent liabilities.

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

i) Santander (UK) Common Investment Fund

The Santander (UK) Common Investment Fund (the Fund) is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by Santander UK, but its assets of £11,433m (2017: £11,626m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 31. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.

Santander UK Group Holdings plc	195

Annual Report 2018 | Financial statements

ii) Trust preferred entities

The trust preferred entities, Abbey National Capital Trust I and Abbey National Capital LP I, were 100% owned finance subsidiaries (as defined in Regulation S-X under the US Securities Act 1933, as amended) of Santander UK plc which were set up by Santander UK solely to issue trust preferred securities to third parties and lend the funds on to other Santander UK companies. On 7 February 2000, Abbey National Capital Trust I issued US$1bn of 8.963% Non-cumulative Trust Preferred Securities, which were registered under the US Securities Act 1933, as amended. The trust preferred entities were not consolidated by Santander UK as Santander UK plc was not exposed to variability of returns from them.

In 2018, following a Partnership Special Redemption Event, the outstanding US$104m Abbey National Capital Trust I 8.963% Non-cumulative Trust Preferred Securities were redeemed in full in accordance with their terms. The trust preferred entities were liquidated later in 2018.

iii) Credit protection entities

Santander UK has established three (2017: two) credit protection entities which are private limited companies incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans.

Senior credit linked notes, which amounted to £3,053m (2017: £830m), are issued to, and held by, Santander UK. These notes are included within ‘Other financial assets at fair value through profit or loss’ on the balance sheet (see Note 13). Junior credit linked notes, which amounted to £408m (2017: £187m), are all held by third party investors and suffer the first losses incurred in the referenced portfolios. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection. Deposits and associated guarantees in respect of the senior credit linked notes are included within ‘Other financial liabilities at fair value through profit or loss’ (see Note 24), and in respect of the junior credit linked notes are included within ‘Deposits by customers’ (see Note 25).

The entities are not consolidated by Santander UK because the third party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities. No assets are transferred to, or income received from, these vehicles. Because the credit linked notes (including those held by Santander UK) are fully cash collateralised, Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the credit protection entities in connection with the credit protection outlined above.

Structured entities not sponsored by the Santander UK group

Santander UK also has interests in structured entities which it does not sponsor or control. These largely relate to the legacy treasury asset portfolio and consist of holdings of mortgage and other asset backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. These securities comprise the asset backed securities included in Note 18. Management has concluded that the Santander UK group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

22. INTANGIBLE ASSETS

a) Goodwill

	Cost £m	Accumulated impairment £m	Net book value £m
At 31 December 2017, 1 January 2018 and 31 December 2018	1,285	(82)	1,203

Impairment of goodwill

In 2018 and 2017, no impairment of goodwill was recognised. Impairment testing in respect of goodwill allocated to each cash-generating unit (CGU) is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the CGUs are based on customer groups within the relevant business divisions. The cash flow projections for each CGU are based on the five-year plan prepared for regulatory purposes, based on Santander UK’s 3-Year Plan and approved by the Santander UK plc Board. The assumptions included in the expected future cash flows for each CGU take into consideration the UK economic environment and financial outlook within which the CGU operates. Key assumptions include projected GDP growth rates, the level of interest rates and the level and change in unemployment rates in the UK. The rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital allocated by Santander UK to investments in the business division in which the CGU operates. The growth rate used reflects management’s five-year forecasts, with a terminal growth rate for each year applied thereafter, in line with the estimated long-term average UK GDP growth rate.

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

	Goodwill		Discount rate		Growth rate(1)

CGU	2018 £m	2017 £m	2018%	2017%	2018%	2017%
Personal financial services	1,169	1,169	10.5	10.8	2	1
Private banking	30	30	10.5	10.8	2	1
Other	4	4	10.5	10.8	2	1
	1,203	1,203

(1)	Average growth rate based on the five-year plan for the first five years and a growth rate of 2.0% (2017: 1.5%) applied thereafter.

In 2018, the discount rate decreased by 0.3 percentage points to 10.5% (2017: 10.8%). The decrease reflected changes in current market and economic conditions. In 2018, the change in growth rates reflected Santander UK’s updated strategic priorities in the context of forecast economic conditions.

196	Santander UK Group Holdings plc

> Notes to the financial statements

b) Other intangibles

	Cost £m	Accumulated amortisation/ impairment £m	Net book value £m
At 1 January 2018	962	(423)	539
Additions	213	–	213
Write offs	(76)	76	–
Charge	–	(141)	(141)
Sales	–	–	–
At 31 December 2018	1,099	(488)	611

At 1 January 2017	760	(278)	482
Additions	205	–	205
Disposals	(3)	3	–
Charge	–	(116)	(116)
Impairment	–	(32)	(32)
At 31 December 2017	962	(423)	539

Other intangibles consist of computer software. In 2017, impairments primarily related to capitalised software costs for a credit risk management system, part of which was no longer in use.

23. TRADING LIABILITIES

	2018 £m	2017 £m
Securities sold under repurchase agreements	–	25,504
Short positions in securities and unsettled trades	–	3,694
Cash collateral	–	1,911
	–	31,109

In 2018, as part of our ring-fence plans, the trading business in the Santander UK group was run down, and the gilt-edged market making business was transferred to Banco Santander London Branch. For more on our ring-fencing transition, see Note 43.

24. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2018 £m	2017 £m
US$10bn Euro Commercial Paper Programme	–	387
US$30bn Euro Medium Term Note Programme	165	169
Structured Notes Programmes	696	932
Eurobonds	129	147
Structured deposits	133	680
Collateral and associated financial guarantees	3,053	–
Repurchase agreements – non trading	2,110	–
	6,286(1)	2,315

(1)

For the Santander UK group, this comprises £6,286m of financial liabilities designated at fair value through profit or loss and £nil of financial liabilities mandatorily at fair value through profit or loss.

The collateral and associated financial guarantees relates to collateral received, together with associated credit protection guarantees, relating to the proceeds of the retained senior tranches of credit linked notes described in Note 13, and have been designated at fair value through profit or loss. The financial guarantees are valued using the same parameters as the related credit linked notes, such that changes in the respective valuations are offset exactly, and there is no charge or credit to the income statement. For more, see ‘Credit protection entities’ in Note 21, and ‘Internal models based on information other than market data (Level 3)’ in Note 41.

Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £84m (2017: £29m loss, 2016: £6m gain). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2018 was £77m (2017: £7m loss).

At 31 December 2018, the amount that would be required to be contractually paid at maturity of the securities above was £128m lower (2017: £4m lower) than the carrying value.

Santander UK Group Holdings plc	197

Annual Report 2018 | Financial Statements

25. DEPOSITS BY CUSTOMERS

	2018 £m	2017 £m
Current and demand accounts	87,316	85,780
Savings accounts(1)	69,102	70,461
Time deposits	16,204	20,453
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,070	727
	173,692	177,421

(1)

Includes equity index-linked deposits of £1,176m (2017: £1,301m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,176m and £28m (2017: £1,301m and £67m) respectively.

26. DEPOSITS BY BANKS

	2018 £m	2017 £m
Items in the course of transmission	262	303
Deposits held as collateral	4,058	1,760
Other deposits(1)	13,504	10,645
	17,824	12,708

(1)	Includes drawdown from the TFS of £10.8bn (2017: £8.5bn).

27. REPURCHASE AGREEMENTS – NON TRADING

	2018 £m	2017 £m
Agreements with banks	5,865	1,076
Agreements with customers	5,045	–
	10,910	1,076

In 2018, as part of our ring-fencing implementation, Santander UK plc revised the classification of the majority of our permitted non trading repurchase agreements at amortised cost, in line with our ring-fenced business model for managing these liabilities as part of our overall funding and liquidity plans. For more on our ring-fence implementation, see Note 43.

28. DEBT SECURITIES IN ISSUE

	2018 £m	2017 £m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	7,229	8,816
– Euro 30bn Euro Medium Term Note Programme	5,348	2,177
– US SEC-registered – Santander UK Group Holdings plc	5,841	4,050
– US SEC-registered – Santander UK plc	7,649	6,280
– US$20bn Commercial Paper Programmes	3,131	2,906
	29,198	24,229
Euro 35bn Global Covered Bond Programme (See Note 15)	18,114	15,799
Certificates of deposit	3,221	4,681
Credit linked notes	42	43
Securitisation programmes (See Note 15)	5,331	4,108
	55,906	48,860

The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered debt shelf in the name of Santander UK Group Holdings plc has been downstreamed to our operating company Santander UK plc.

The credit linked notes were issued by PSA Finance UK Limited and reference a pool of auto loans and leases originated by PSA Finance UK Limited that, in return for a fee, provides credit protection on the first 7.6% of losses in the reference portfolio.

198	Santander UK Group Holdings plc

> Notes to the financial statements

29. SUBORDINATED LIABILITIES

	2018 £m	2017 £m
£325m Sterling Preference Shares	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	–	2
Undated subordinated liabilities	574	584
Dated subordinated liabilities	2,683	2,863
	3,601	3,793

The above securities will, in the event of the winding up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer. The claims of holders of preference shares are generally junior to those of the holders of undated subordinated liabilities, which in turn are generally junior to the claims of holders of the dated subordinated liabilities. The subordination of the preference shares ranks equally with that of the £300m fixed/floating rate non-cumulative callable preference shares and £300m Step-up Callable Perpetual Reserve Capital Instruments classified as non-controlling interests, as described in Note 35.

In 2018 and 2017, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

In 2017, Santander UK exercised its option to call the £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities. These were fully redeemed on 9 February 2018.

Undated subordinated liabilities

	First call date	2018 £m	2017 £m
10.0625% Exchangeable capital securities	n/a	205	205
7.375% 20 Year Step-up perpetual callable subordinated notes	2020	16	17
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	353	362
		574	584

In common with other debt securities issued by Santander UK group companies and notwithstanding the issuer’s first call dates in the table above, in the event of certain tax changes affecting the treatment of payments of interest on subordinated liabilities in the UK, the 7.375% 20 Year Step-up perpetual callable subordinated notes and the 7.125% 30 Year Step-up perpetual callable subordinated notes are redeemable at any time, and the 10.0625% Exchangeable capital securities are redeemable on any interest payment date – each in whole at the option of Santander UK plc, at their principal amount together with any accrued interest.

The 10.0625% Exchangeable capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK plc, on the business day immediately following any interest payment date.

Dated subordinated liabilities

	Maturity	2018 £m	2017 £m
10.125% Subordinated guaranteed bonds	2023	–	78
9.625% Subordinated notes	2023	–	129
5% Subordinated notes (US$1,500m)	2023	1,173	1,103
4.75% Subordinated notes (US$1,000m)	2025	791	745
7.95% Subordinated notes (US$1,000m)	2029	278	275
6.50% Subordinated notes	2030	38	40
8.963% Subordinated notes (US$1,000m)	2045	–	113
5.875% Subordinated notes	2031	9	9
5.625% Subordinated notes (US$500m)	2045	394	371
		2,683	2,863

The dated subordinated liabilities are redeemable in whole at the option of Santander UK plc at any time and, in the case of the 7.95% Subordinated notes, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Each of the subordinated liabilities issued by Santander UK Group Holdings plc has been downstreamed to Santander UK plc by means of Santander UK plc issuing equivalent subordinated liabilities to Santander UK Group Holdings plc.

In 2018, Santander UK plc exercised its option to call the 9.625% Subordinated notes and 8.963% Subordinated notes. These were fully redeemed on 30 October 2018 and 15 November 2018 respectively.

In 2017, Santander UK plc exercised its option to call the 10.125% Subordinated guaranteed bonds. These were fully redeemed on 4 January 2018.

Santander UK Group Holdings plc	199

Annual Report 2018 | Financial statements

30. PROVISIONS

	Conduct remediation

	PPI £m	Other products £m	FSCS and Bank Levy £m	Vacant property £m	Off-balance sheet ECL £m	Regulatory and other £m	Total £m
At 31 December 2017	356	47	57	39		59	558
Reallocation of ECL on off-balance sheet exposures(1)	–	–	–	–	50	–	50
At 1 January 2018	356	47	57	39	50	59	608
Additional provisions (see Note 8)	–	–	69	15	6	208	298
Provisions released (see Note 8)	–	(14)	(4)	–	–	(14)	(32)
Utilisation	(110)	(3)	(92)	(14)	–	(154)	(373)
Other	–	–	14(2)	–	–	–	14
At 31 December 2018	246	30	44	40	56	99	515
To be settled:
– Within 12 months	246	22	44	25	56	99	492
– In more than 12 months	–	8	–	15	–	–	23
	246	30	44	40	56	99	515

At 1 January 2017	457	36	96	47		64	700
Additional provisions	109	35	93	4		144	385
Utilisation	(210)	(34)	(132)	(12)		(149)	(537)
Transfers	–	10	–	–		–	10
At 31 December 2017	356	47	57	39		59	558
To be settled:
– Within 12 months	167	38	57	23		59	344
– In more than 12 months	189	9	–	16		–	214
	356	47	57	39		59	558

(1)	ECL on off-balance sheet exposures following the adoption of a methodology to enable their separate identification from ECL on drawn exposures. See Note 14.
(2)	Santander UK plc recharged £14m (2017: £nil) in respect of the UK Bank Levy paid on behalf of other UK entities of Banco Santander SA.

a) Conduct remediation

The amounts in respect of conduct remediation comprise the estimated cost of making redress payments, including related costs, with respect to the past sales or administration of products. The provision for conduct remediation represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs.

(i) Payment Protection Insurance (PPI)

In November 2015, the FCA issued a Consultation Paper 15/39 (Rules and guidance on payment protection insurance complaints) which introduced the concept of unfair commission in relation to Plevin decision for customer redress plus a deadline by which customers would need to make their PPI complaints. On 2 August 2016, the FCA issued Consultation Paper 16/20 (Rules and Guidance on payment protection insurance complaints: Feedback on CP 15/39 and further consultation). The paper outlined the FCA’s proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and also recommended a two-year deadline period starting in June 2017, which was later than proposed in CP 15/39. In July 2018 the FCA issued Consultation Paper 18/18 (Guidance on Regular Premium PPI complaints and recurring non-disclosure (RND) of commission). The paper outlined that to the extent of any omission relating to RND occurring on or after April 2007, that aspect of any complaint is within the scope of the FCA complaint handling rules even if the PPI was sold before that date and the firm was not subject to the ombudsman’s jurisdiction before this time. Final guidance was issued in November 2018 under CP18/33 (Regular premium PPI complaints and recurring non-disclosure of commission –feedback on CP18/18, final guidance, and consultation on proposed mailing requirements) with a further consultation on a previously rejected mailing.

PPI assumptions

A provision for conduct remediation has been recognised in respect of the misselling of PPI policies. The provision is calculated based on a number of key assumptions. These are:

–	Claim volumes – the estimated number of customer complaints received
–	Plevin in scope rates – the number of rejected misselling claims that will be in scope for Plevin redress
–	The determination of liability with respect to a specific portfolio of claims.

The assumptions have been based on the following:

–	Analysis completed of the causes of complaints, uphold rates, industry factors, FCA activity/guidance and how these are likely to vary in the future
–	Actual claims activity registered to date
–	The level of redress paid to customers, together with a forecast of how this is likely to change over time
–	The impact on complaints levels of proactive customer contact
–	The effect media coverage and the August 2019 time bar are expected to have on the complaints inflows
–	Commission and profit share earned from Insurance providers over the lifetime of the products and related legal and regulatory guidance
–	In relation to a specific PPI portfolio of complaints, an analysis of the relevant facts and circumstances including legal and regulatory responsibilities, informed by external legal advice.

The key assumptions are kept under review, and are regularly reassessed and validated against actual customer data. The provision represents management’s best estimate of Santander UK’s future liability in respect of misselling of PPI policies. The most critical factors in determining the level of provision are the volume of claims for future inflow levels, and the determination of liability with respect to a specific portfolio of PPI claims. The uphold rate is informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received until August 2019 i.e. the date on which the time bar for claims takes effect.

200	Santander UK Group Holdings plc

> Notes to the financial statements

The table below sets out the key drivers of the provision balance and forecast assumptions used in calculating the provision, as well as the sensitivity of the provision to changes in the assumptions. It reflects a blended view across all our retail products and portfolios and includes redress for Plevin-related claims. The PPI misselling redress element of the provision linked to future claims levels and any associated Plevin redress is £101m. Expected future complaints through to the August 2019 time bar are estimated to be at a level consistent with the highest individual monthly inflow level in 2018. Were this level to be 20% higher or lower, the impact on the PPI misselling element of the provision of £101m would be an increase or decrease of £16m.

The remainder of the provision relates to portfolios of complaints which were on hold pending further regulatory clarification in respect of which utilisation will begin in 2019, and to our best estimate of liability in respect of a legal dispute regarding allocation of responsibility for a specific portfolio further described in Note 32. No further information regarding the best estimate has been provided on the basis it would be seriously prejudicial.

	Cumulative to 31 December 2018	Future expected (unaudited)	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	2,141	415	25 = £7.4m
Outbound contact (‘000)	488	217	25 = £5.4m
Response rate to outbound contact	54%	64%	1% = £0.8m
Average uphold rate per claim(2)	37%	76%	1% = £2.7m
Average redress per claim(3)	£1,474	£545	£ 50 = £16.4m

(1)

Includes all claims, including the specific portfolio of complaints referred to above, regardless of the likelihood of the Santander UK group incurring a liability. Excludes claims where the complainant has not held a PPI policy.

(2)	Claims include inbound and responses to outbound contact.
(3)

The average redress per claim reduced from the cumulative average value at 31 December 2018 of £1,474 to a future average value of £545 due to the inclusion of Plevin cases in the provision, as well as a shift in the complaint mix to a greater proportion of storecards, which typically held lower average balances.

The Santander UK overturn rate at the Financial Ombudsman Service was 16% in the first half of 2018, and 12% in the second half of 2018, reflecting reducing inflows over the same period.

2018 compared to 2017

The remaining provision for PPI redress and related costs was £246m (2017: £356m). We made no additional PPI charges in the year, based on our recent claims experience and having considered the FCA Consultation paper CP18/33 issued on 7 November 2018. We will continue to monitor our provision levels, and take account of the impact of any further claims received and FCA guidance.

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

(ii) Other products

A provision for conduct remediation has also been recognised in respect of sales of other products. A number of uncertainties remain as to the eventual costs with respect to conduct remediation in respect of these products given the inherent difficulties in determining the number of customers involved and the amount of any redress to be provided to them.

The remaining provision for other conduct was £30m (2017: £47m), which primarily related to the sale of interest rate derivatives, following an ongoing review of the regulatory classification of certain customers potentially eligible for redress. Following further analysis, management assessed the provision requirements resulting in a release of £11m in the second quarter of 2018.

b) FSCS and Bank Levy

(I) Financial Services Compensation Scheme (FSCS)

The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. On 25 April 2017, following the sale of certain Bradford & Bingley mortgage assets, the amount that the FSCS owed to HM Treasury reduced to £4.7bn, from £15.7bn. The interest payable on the loan, and the Santander UK group’s share of that interest, fell accordingly. Based on the latest estimates from the FSCS the balance outstanding will be repaid earlier mostly through recoveries from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted. According to the new estimates, the amount to be provided by the Santander UK group for the interest payable on the loan was lower than initially expected. As a result, there was a release of £4m (2017: £1m charge, 2016: £34m charge) to bring the provision down to the amount now expected to be charged for the remaining interest. The Santander UK group provided for a liability for the FSCS of £4m at 31 December 2018 (2017: £13m).

(ii) UK Bank Levy

In addition to changes in UK corporation tax rates, Finance (No.2) Act 2015 reduced the UK Bank Levy rate from 0.21% via subsequent annual reductions to 0.10% from 1 January 2021. As a result, a rate of 0.16% applies for 2018 (2017: 0.17%). The cost of the UK Bank Levy for 2018 was £69m (2017: £92m, 2016: £107m). The Santander UK group paid £86m in 2018 (2017: £109m) and provided for a liability of £40m at 31 December 2018 (2017: £44m).

c) Vacant property

Vacant property provisions are made by reference to an estimate of any expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a semi-annual basis and will normally run off over the period of the leases concerned. Where a property is disposed of earlier than anticipated, any remaining provision relating to that property is released.

d) Off-balance sheet ECL

Following the adoption of IFRS 9 on 1 January 2018, provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments.

e) Regulatory and other

Regulatory and other provisions principally comprise amounts in respect of regulatory charges (including fines), operational loss and operational risk provisions, restructuring charges and litigation and related expenses. A number of uncertainties exist with respect to these provisions given the uncertainties inherent in operational, restructuring and litigation matters that affect the amount and timing of any potential outflows with respect to which provisions have been established. These provisions are reviewed periodically.

Santander UK Group Holdings plc	201

Annual Report 2018 | Financial statements

Regulatory and other provisions charged in 2018 included the following items:

–

In the fourth quarter of 2018, we were fined £33m by the FCA in relation to an investigation into our historical probate and bereavement practices. We acknowledged the findings of the FCA and apologised to the families and beneficiaries of deceased customers affected by these failings. This amount was charged and paid in the year.

–

An amount of £58m (2017: £nil) that was charged in 2018 and arose from a systems related historical issue identified by Santander UK, relating to compliance with certain requirements of the Consumer Credit Act (CCA). This provision is based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice, and reflects our best estimate at 31 December 2018 of potential costs in respect of the identified issue. However, as detailed in Note 32, these reviews and the related analysis are not yet complete, such that the approach and timing to any remediation has not yet been finalised, although it is expected to commence in 2019.

31. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	2018 £m	2017 £m
Assets/(liabilities)
Funded defined benefit pension scheme – surplus	842	449
Funded defined benefit pension scheme – deficit	(76)	(245)
Unfunded defined benefit pension scheme	(39)	(41)
Total net assets	727	163

Remeasurement (gains)/losses recognised in other comprehensive income during the year were as follows:

	2018 £m	2017 £m	2016 £m
Pension remeasurement	(469)	103	528

a) Defined contribution pension plans

The Santander UK group operates a number of defined contribution pension plans. The assets of the defined contribution pension plans are held and administered separately from those of the Santander UK group. In December 2017, the Santander UK group ceased to contribute to the Santander Retirement Plan, an occupational defined contribution plan, and future contributions are paid into a defined contribution Master Trust, LifeSight. This Master Trust is the plan into which eligible employees are enrolled automatically. During the year the Santander Retirement Plan was wound up and all assets were transferred to LifeSight. The assets of the LifeSight Master Trust are held in separate trustee-administered funds.

An expense of £66m (2017: £54m, 2016: £52m) was recognised for defined contribution plans in the year, and is included in staff costs classified within operating expenses (see Note 6). None of this amount was recognised in respect of key management personnel for the years ended 31 December 2018, 2017 and 2016.

b) Defined benefit pension schemes

The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the Scheme). It comprises seven legally segregated sections under the terms of a merger of former schemes operated by Santander UK plc agreed in 2012. The Scheme covers 13% (2017: 17%) of the Santander UK group’s employees, and is a funded defined benefit scheme which is closed to new members.

The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK Group Holdings plc. During 2017, the Trustee was a wholly-owned subsidiary of Santander UK plc, but was transferred as part of the ring-fencing implementation. The principal duty of the Trustee is to act in the best interests of the members of the Scheme. The Trustee board comprises six Directors selected by Santander UK plc, plus six member-nominated Directors selected from eligible members who apply for the role.

The assets of the funded schemes including the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the sections of the Scheme remains under regular review. Investment decisions are delegated by the Trustee to a common investment fund, managed by Santander (CF Trustee) Limited, a private limited company owned by five Trustee directors, three appointed by Santander UK plc and two by the Trustee. The Santander (CF Trustee) Limited directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Scheme. Ultimate responsibility for investment policy and strategy rests with the Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles. The defined benefit pension schemes expose the Santander UK group to risks such as investment risk, interest rate risk, longevity risk and inflation risk. The Santander UK group does not hold material insurance policies over the defined benefit pension schemes, and has not entered into any significant transactions with them.

Formal actuarial valuations of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally-qualified actuaries and valued for accounting purposes at each balance sheet date. Each scheme’s trustee is responsible for the actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest formal actuarial valuation for the Scheme at 31 March 2016 was finalised in March 2017, with a deficit to be funded of £1,739m. The next triennial funding valuation will be at 31 March 2019. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.

202	Santander UK Group Holdings plc

> Notes to the financial statements

The total amount charged to the income statement was as follows:

	2018 £m	2017 £m	2016 £m
Net interest income	(7)	(5)	(18)
Current service cost	41	31	33
Past service and GMP costs	41	1	1
Administration costs	8	8	8
	83	35	24

On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP, and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and is based on a number of assumptions and the actual impact may be different. This has been reflected in the income statement and in the closing net accounting surplus of the Scheme.

The amounts recognised in other comprehensive income were as follows:

	2018 £m	2017 £m	2016 £m
Return on plan assets (excluding amounts included in net interest expense)	246	(435)	(1,447)
Actuarial (gains)/losses arising from changes in demographic assumptions	(56)	(151)	30
Actuarial gains arising from experience adjustments	15	(11)	(80)
Actuarial (gains)/losses arising from changes in financial assumptions	(674)	700	2,025
Pension remeasurement	(469)	103	528

Movements in the present value of defined benefit scheme obligations were as follows:

	2018 £m	2017 £m
At 1 January	(11,583)	(11,082)
Current service cost paid by Santander UK plc	(27)	(30)
Current service cost paid by other subsidiaries	(14)	(1)
Current service cost paid by fellow Banco Santander subsidiaries	–	(12)
Interest cost	(282)	(305)
Employer salary sacrifice contributions	(6)	(6)
Past service cost	(1)	(1)
GMP equalisation cost	(40)	–
Remeasurement due to actuarial movements arising from:
– Changes in demographic assumptions	56	151
– Experience adjustments	(15)	11
– Changes in financial assumptions	674	(700)
Benefits paid	433	392
At 31 December	(10,805)	(11,583)

Movements in the fair value of the schemes’ assets were as follows:

	2018 £m	2017 £m
At 1 January	11,746	11,218
Interest income	289	310
Contributions paid by employer and scheme members	184	171
Contributions paid by fellow Banco Santander subsidiaries	–	12
Administration costs paid	(8)	(8)
Return on plan assets (excluding amounts included in net interest expense)	(246)	435
Benefits paid	(433)	(392)
At 31 December	11,532	11,746

Santander UK Group Holdings plc	203

Annual Report 2018 | Financial statements

The composition and fair value of the schemes’ assets by category was:

	Quoted prices in active markets		Prices not quoted in active markets		Total

2018	£m	%	£m	%	£m	%
UK equities	159	1	–	–	159	1
Overseas equities	1,854	16	878	8	2,732	24
Corporate bonds	1,536	13	311	3	1,847	16
Government fixed interest bonds	2,636	23	–	–	2,636	23
Government index-linked bonds	4,248	37	–	–	4,248	37
Property	–	–	1,143	10	1,143	10
Derivatives	–	–	65	–	65	–
Cash	–	–	662	6	662	6
Repurchase agreements	–	–	(2,981)	(26)	(2,981)	(26)
Other	–	–	1,021	9	1,021	9
	10,433	90	1,099	10	11,532	100
2017
UK equities	187	1	–	–	187	1
Overseas equities	2,204	19	706	6	2,910	25
Corporate bonds	1,665	14	209	2	1,874	16
Government fixed interest bonds	255	2	–	–	255	2
Government index-linked bonds	3,506	30	–	–	3,506	30
Property	–	–	1,547	13	1,547	13
Derivatives	–	–	512	4	512	4
Cash	–	–	206	2	206	2
Other	–	–	749	7	749	7
	7,817	66	3,929	34	11,746	100

Scheme assets are stated at fair value based upon quoted prices in active markets with the exception of property funds, derivatives and those classified under ‘Other’. The ‘Other’ category consists of asset-backed securities, annuities and funds (including private equity funds). The property funds were valued using market valuations prepared by an independent expert. Investments in absolute return funds that are included in the ‘Other’ category, and investments in foreign exchange, inflation, equity and interest rate derivatives that are included in the ‘Derivatives’ category, were valued by investment managers by reference to market observable data. Private equity funds were valued by reference to their latest published accounts whilst the insured annuities were valued by actuaries based on the liabilities insured.

A strategy is in place to manage interest rate and inflation risk relating to the liabilities. In addition, the Scheme entered into an equity collar in 2017 which was extended and resized in 2018. At 31 December 2018, the equity collar had a notional value of £1,795m (2017: £2,000m). In addition, the level of interest rate hedging in the Scheme was increased, and the Scheme moved from using LIBOR-based instruments to gilt-backed instruments, including through the use of total return swaps and repurchase agreements. At 31 December 2018, repurchase agreements were entered into by the Scheme over an equivalent value of Government fixed interest and index-linked bonds and have therefore been included in the table above. A strategy is also in place to manage currency risk.

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2018 and 2017. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

Funding

In March 2017, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and schedule of contributions following the finalisation of the 31 March 2016 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £176m in 2018 (2017: £163m) to the Scheme, of which £123m (2017: £123m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s remaining contributions to the Scheme broadly comprises contributions of £119m each year from 1 April 2017 increasing by 5% to 31 March 2026 plus contributions of £28m per annum increasing at 5% from 1 April 2021 to 31 March 2023 followed by £66m per annum increasing at 5% per annum from 1 April 2023 to 31 March 2026. In addition, the Santander UK group has agreed to pay further contingent contributions should investment performance be worse than expected, or should the funding position have fallen behind plan at the next formal actuarial valuation.

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were:

	2018%	2017%	2016%
To determine benefit obligations:
– Discount rate for scheme liabilities	2.9	2.5	2.8
– General price inflation	3.2	3.2	3.1
– General salary increase	1.0	1.0	1.0
– Expected rate of pension increase	2.9	2.9	2.9

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.3	27.4	27.8
– Females	30.1	30.1	30.3
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.7	28.9	30.0
– Females	31.6	31.7	32.2

204	Santander UK Group Holdings plc

> Notes to the financial statements

Discount rate for scheme liabilities

The rate used to discount the retirement benefit obligation is based on the annual yield at the balance sheet date of high quality corporate bonds on that date. There are only a limited number of higher quality Sterling-denominated corporate bonds, particularly those that are longer-dated. Therefore, in order to set a suitable discount rate, we need to construct a corporate bond yield curve. We consider a number of different data sources and methods of projecting forward the corporate bond curve. When considering an appropriate assumption, we project forward the expected cash flows of the Scheme and adopt a single equivalent cash flow weighted discount rate, subject to management judgement.

During 2018 we reduced the level of management adjustment to the discount rate, noting the expanded range of different models used by UK companies, and the relatively higher discount rates being adopted. At 31 December 2018 this increased the discount rate applied and had a positive impact of £104m on the accounting surplus.

General price inflation

Consistent with our discount rate methodology, we set the inflation assumption using the expected cash flows of the Scheme, fitting them to an inflation curve to give a weighted average inflation assumption. We then deduct an inflation risk premium to reflect the compensation holders of fixed rate instruments expect to receive for taking on the inflation risk. This premium is subject to a cap, to better reflect management’s view of inflation expectations.

During the year, the assumptions for setting the inflation risk premium were updated to reflect management’s current views of long term inflation. At 31 December 2018, this had a negative impact of £65m on the accounting surplus.

Expected rate of pension increase

During the year, the methodology for setting the expected rate of pension increases was changed to better represent the current expectations for inflation volatility and the impact of caps and collars on pension increases. The revised pension increase assumption methodology uses a stochastic model, which is calibrated to consider both the observed historical volatility term structure and derivative pricing. The model provides an improvement in estimate because it allows for the likelihood that high or low inflation in one year feeds into inflation remaining high or low in the next year. At 31 December 2018 this had a negative impact of £85m on the accounting surplus.

Mortality assumptions

The mortality assumptions are based on an independent analysis of the Santander (UK) Group Pension Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuations, together with recent evidence from the Continuous Mortality Investigation Table ‘S2 Light’ mortality tables. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables.

During 2018 we adopted the CMI 2017 projection model for future improvements in life expectancy with a long-term rate of future improvements to life expectancy of 1.25% for male and female members. This model incorporates the latest available data on trends in life expectancy. At 31 December 2018, this had a positive impact of £57m on the accounting surplus.

Actuarial assumption sensitivities

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		Increase/(decrease)

Assumption	Change in pension obligation at year-end from	2018 £m	2017 £m
Discount rate	25 bps increase	(483)	(550)
General price inflation	25 bps increase	350	365
General salary increase	25 bps increase	n/a	n/a
Mortality	Each additional year of longevity assumed	335	367

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation recognised in the balance sheet. There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2019	266
2020	269
2021	287
2022	309
2023	325
Five years ending 2028	1,903

The average duration of the defined benefit obligation at 31 December 2018 was 19.1 years (2017: 20.1 years).

Santander UK Group Holdings plc	205

Annual Report 2018 | Financial statements

32. CONTINGENT LIABILITIES AND COMMITMENTS

	2018(1) £m	2017 £m
Guarantees given to third parties	1,611	1,557
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	8,560	10,664
– Later than one year	31,566	31,278
	41,737	43,499

(1)	For segmental and credit risk staging analysis relating to off-balance sheet exposures, see the IFRS 9 credit quality table in the ‘Santander UK group level – credit risk review’ section.

At 31 December 2018, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 30 for further details.

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Domestic Liquidity Sub-group (DoLSub)

As a firm subject to the liquidity obligations in the Capital Requirements Regulation (CRR), Santander UK plc applied for, and was granted, a CRR Article 8 DoLSub CRR permission (DoLSub Article 8 permission). At 31 December 2018, the UK DoLSub comprised the entities Santander UK plc, ANTS plc and Cater Allen Limited. With effect from 1 January 2019, and in accordance with our ring-fenced structure, Santander UK plc was granted a new DolSub permission, withdrawing ANTS plc from the UK DoLSub. The DoLSub waiver replaces the requirement for liquidity adequacy and reporting on an individual basis.

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

FSCS

As described in Note 30, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. In the event that the FSCS significantly increase the levies to be paid by firms, the associated costs to the Santander UK group would rise.

Loan representations and warranties

In connection with the securitisations and covered bond transactions described in Note 15, the Santander UK group entities selling the relevant loans into the applicable securitisation or covered bond portfolios make representations and warranties with respect to such loans, in each case as of the date of the sale of the loans into the applicable portfolio. These representations and warranties cover, among other things, the ownership of the loan by the relevant Santander UK group entity, absence of a material breach or default by the relevant borrower under the loan, the loan’s compliance with applicable laws and absence of material disputes with respect to the relevant borrower, asset and loan. The specific representations and warranties made by Santander UK group companies which act as sellers of loans in these securitisations and covered bond transactions depend in each case on the nature of the transaction and the requirements of the transaction structure. In addition, market conditions and credit rating agency requirements may affect the representations and warranties required of the relevant Santander UK group companies in these transactions.

In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-backed securitisations or the covered bond transaction included in Note 15, or if such representations and warranties prove to be materially untrue as at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans (generally at their outstanding principal balance plus accrued interest). These securitisation and covered bond transactions are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. In addition, Santander UK plc’s credit policy explicitly prohibits such lending.

Similarly, under the auto loan securitisations in Note 15, in the event that there is a breach or inaccuracy in respect of a representation or warranty relating to the loans, the relevant Santander UK group entity who sold the auto loans into the securitisation portfolio will be required to repurchase such loans from the structure (also at their outstanding principal balance plus accrued interest). In addition to breaches of representation and warranties, under the auto loan securitisations, the seller may also have a repurchase obligation if certain portfolio limits are breached (which include, amongst other things, limits as to the size of a loan given to an individual customer, LTV ratio, average term to maturity and average seasoning). In the case of a repurchase of a loan from the relevant securitisation or covered bond portfolio, the Santander UK group may bear any subsequent credit loss on such loan. The Santander UK group manages and monitors its securitisation and covered bond activities closely to minimise potential claims.

Other legal actions and regulatory matters

Santander UK engages in discussion, and co-operates, with the FCA, PRA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.

In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.

206	Santander UK Group Holdings plc

> Notes to the financial statements

Payment Protection Insurance

Note 30 details our provisions including those in relation to PPI. In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is in its early stages. There are factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the resolution of the matter including timing or the significance of the possible impact. The PPI provision includes our best estimate of Santander UK’s liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial.

German dividend tax arbitrage transactions

Santander UK plc, ANTS and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) are currently under investigation by the Cologne Criminal Prosecution Office and the German Federal Tax Office in relation to historical involvement in German dividend tax arbitrage transactions (known as cum/ex transactions). We are cooperating with the German authorities and are conducting our own internal investigation into the matters in question. There are factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict with reasonable certainty the resolution of the matter including timing or the significance of the possible impact.

Consumer credit

The Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations, including the CCA. Claims brought by customers in relation to potential breaches of these requirements could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. The CCA includes very detailed and prescriptive requirements for lenders, including in relation to post contractual information.

As described in Note 30, other provisions includes an amount of £58m arising from a systems related historical issue identified by Santander UK, relating to compliance with certain requirements of the CCA. This provision has been based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice, but these reviews are not yet complete, such that the approach and timing to any remediation has not yet been finalised. As a result, the actual cost of customer compensation could differ materially from the amount provided, and it is not currently practicable to provide a reliable estimate of the amount or timing of any additional financial effects.

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

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 37.

Other off-balance sheet commitments

The Santander UK group has commitments to lend at fixed interest rates which expose us to interest rate risk. For more, see the Risk review.

Operating lease commitments

Rental commitments under non-cancellable operating leases	2018 £m	2017 £m
Not later than one year	73	73
Later than one year and not later than five years	114	160
Later than five years	60	70
	247	303

The majority of leases are subject to a third party outsourcing contract whereby the Santander UK group has the right to extend the occupation of properties by a minimum of three years subject to 12 months’ notice and a lease renewal being available from external landlords. Where leases expire after the expiry of the outsourcing contract in 2020 and occupation is still required, negotiations will be held with the landlords to agree renewal terms.

In 2018, rental expense amounted to £61m (2017: £61m, 2016: £61m), including minimum rentals of £63m (2017: £61m, 2016: £61m), offset by sub-lease rental income of £2m (2017: £nil, 2016: £nil). There was no contingent rent expense included in this amount.

Santander UK Group Holdings plc	207

Annual Report 2018 | Financial statements

33. SHARE CAPITAL

	Ordinary shares of £1 each

Issued and fully paid share capital	No.	£m
At 31 December 2017, 1 January 2018 and 31 December 2018	7,060,000,000	7,060

34. OTHER EQUITY INSTRUMENTS

	Initial interest rate %	First call date	2018 £m	2017 £m
AT1 securities:
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
– £750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	745	745
– £300m Perpetual Capital Securities	7.60	December 2019	300	300
– £500m Perpetual Capital Securities	6.625	June 2019	500	500
			2,041	2,041

AT1 securities

The AT1 securities issued by the Company meet the CRD IV AT1 rules and are fully recognised as AT1 capital. The securities are perpetual and pay a distribution on 24 March, June, September and December. At each distribution payment date, the Company can decide whether to pay the distribution, which is non-cumulative, in whole or in part. The distribution rate resets every five years based on prevailing 5 year sterling mid swap rates. The securities will be automatically written down and the investors will lose their entire investment in the securities should the CET1 capital ratio of the Santander UK prudential consolidation group fall below 7%. They are redeemable at the option of the Company on their first call date or on any reset date thereafter in the cases of the 6.75% and 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities, and on any distribution payment date thereafter in the cases of the 7.60% and 6.625% Perpetual Capital Securities. No such redemption may be made without the consent of the PRA.

The £300m and £500m Perpetual Capital Securities and £100m of the £750m Fixed Rate Reset Perpetual AT1 Capital Securities were subscribed by the Company’s immediate parent company, Banco Santander SA.

35. NON-CONTROLLING INTERESTS

	Initial interest rate %	First call date	2018 £m	2017 £m
Santander UK plc issued:
– £300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares	6.222	May 2019	14	14
– £300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	235	235
PSA Finance UK Limited			151	152
			400	401

Fixed/Floating Rate Non-Cumulative Callable Preference Shares

These shares entitle the holders to a fixed non-cumulative dividend, at the discretion of Santander UK plc, of 6.222% per annum payable annually from 24 May 2010 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable at the option of Santander UK plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the PRA.

Step-up Callable Perpetual Reserve Capital Instruments

These instruments are redeemable by Santander UK plc on 14 February 2026 or on any coupon payment date thereafter, subject to the prior approval of the PRA. They are perpetual and pay interest annually. The coupon rate resets every five years, based on the UK five-year benchmark gilt rate. Interest payments may be deferred by Santander UK plc. The instruments are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies.

PSA Finance UK Limited

PSA Finance UK Limited is the only subsidiary in the Santander UK group that gives rise to significant non-controlling interests. See Note 21 for summarised financial information of PSA Finance UK Limited.

208	Santander UK Group Holdings plc

> Notes to the financial statements

36. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below shows the changes in liabilities arising from financing activities.

	2018					2017

	Balance sheet line item					Balance sheet line item

	Debt securities in issue £m	Subordinated liabilities £m	Other equity instruments £m	Dividends paid £m	Total £m	Debt securities in issue £m	Subordinated liabilities £m	Other equity instruments £m	Dividends paid £m	Total £m
At 1 January	48,860	3,793	2,041	–	54,694	54,792	4,303	1,545	–	60,640
Cash flows from financing activities	7,272	(277)	–	(1,308)	5,687	(4,986)	(52)	496	(1,001)	(5,543)
Cash flows from operating activities	(2,760)	(2)	–	–	(2,762)	112	254	–	–	366
Non-cash changes:
– Unrealised foreign exchange	(2,085)	149	–	–	(1,936)	(685)	(235)	–	–	(920)
– Other changes	4,619	(62)	–	1,308	5,865	(373)	(477)	–	1,001	151
At 31 December	55,906	3,601	2,041	–	61,548	48,860	3,793	2,041	–	54,694

37. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	2018 £m	2017 £m
On-balance sheet:
Cash and balances at central banks	1,080	1,010
Trading assets	–	17,092
Loans and advances to customers – securitisations and covered bonds (See Note 15)	35,694	35,421
Loans and advances to customers – other	16,402	15,078
Loans and advances to banks	402	105
Other financial assets at amortised cost	3,763
Financial assets at fair value through other comprehensive income	5,825
Financial investments		6,755
Total on-balance sheet	63,166	75,461
Total off-balance sheet	15,221	33,013

Santander UK Group Holdings plc	209

Annual Report 2018 | Financial statements

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

The Santander UK group enters into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Santander UK group provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2018 was £17,485m (2017: £34,310m), of which £2,383m (2017: £2,931m) was classified within ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds

As described in Note 15, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 31 December 2018, there were £36,195m (2017: £36,512m) of gross assets in these secured programmes and £501m (2017: £1,091m) of these related to internally retained issuances and were available for use as collateral for liquidity purposes in the future.

At 31 December 2018, a total of £4,039m (2017: £4,359m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £1,834m at 31 December 2018 (2017: £1,834m), or for use as collateral for liquidity purposes in the future.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £25,910m at 31 December 2018 (2017: £38,016m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2018, £1,681m (2017: £3,658m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table.

b) Collateral accepted as security for assets

The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	2018 £m	2017 £m
On-balance sheet:
Trading liabilities	–	1,911
Deposits by customers	–	8
Deposits by banks	4,058	1,760
Total on-balance sheet	4,058	3,679
Total off-balance sheet	23,473	38,655

Purchase and resale agreements

The Santander UK group also enters into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Santander UK group receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2018, the fair value of such collateral received was £15,728m (2017: £16,356m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £7,745m at 31 December 2018 (2017: £22,299m) and are offset by a contractual right to receive stock lent.

Derivatives business

In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2018, £4,058m (2017: £3,679m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table.

Lending activities

In addition to the collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

210	Santander UK Group Holdings plc

> Notes to the financial statements

38. SHARE-BASED COMPENSATION

The Santander UK group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes, the Long-Term Incentive Plan (the LTIP), the Deferred Shares Bonus Plan and the Partnership Shares scheme. All the share options and awards relate to shares in Banco Santander SA.

The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the year for liabilities arising from share-based payment transactions was £7.7m (2017: £16.7m), of which £0.7m had vested at 31 December 2018 (2017: £nil).

a) Sharesave Schemes

The Santander UK group launched its eleventh HM Revenue & Customs approved Sharesave Scheme under Banco Santander SA ownership in September 2018. The first ten Sharesave Schemes were launched each year from 2008 to 2017 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The discount is currently 10% of the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander SA group. Participants in the scheme have six months from the date of vest to exercise the option.

The table below summarises movements in the number of options during the year, and changes in weighted average exercise price over the same period.

		2018		2017		2016

	Number of options ‘000	Weighted average exercise price £	Number of options ‘000	Weighted average exercise price £	Number of options ‘000	Weighted average exercise price £
Outstanding at 1 January	27,201	3.12	28,916	3.08	24,762	3.53
Granted	6,210	3.46	3,916	4.02	17,296	4.91
Exercised	(3,340)	3.16	(1,918)	3.77	(338)	3.67
Forfeited/expired	(3,233)	3.76	(3,713)	3.40	(12,804)	3.51
Outstanding at 31 December	26,838	3.12	27,201	3.12	28,916	3.08
Exercisable at 31 December	10,370	2.81	5,200	3.17	2,334	4.30

The weighted average share price at the date the options were exercised was £3.79 (2017: £4.96, 2016: £3.79).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2018 and 2017.

		2018		2017

Range of exercise prices	Weighted average remaining contractual life Years	Weighted average exercise price £	Weighted average remaining contractual life Years	Weighted average exercise price £
£2 to £3	2	2.75	3	2.75
£3 to £4	3	3.36	1	3.17
£4 to £5	3	4.11	3	4.21

The fair value of each option for 2018, 2017 and 2016 has been estimated at the date of acquisition or grant using a partial differentiation equation model. This model uses assumptions on the risk free interest rate, dividend yields, the expected volatility of the underlying shares and the expected lives of options granted under 3 and 5 year schemes. The weighted average grant-date fair value of options granted during the year was £0.53 (2017: £1.02, 2016: £0.65).

b) LTIP

In 2014 and 2015, conditional cash awards were made to certain Executive Directors, Key Management Personnel (as defined in Note 39) and other nominated individuals which are converted into shares in Banco Santander SA at the time of vesting and deferred for three years. There have been no LTIP awards granted since 2015 due to the introduction of a single variable remuneration framework across the Banco Santander group in 2016.

The LTIP plans granted in 2014 and 2015 involve a one-year performance cycle for vesting, deferred for a further three-year period dependent upon performance conditions applied. Beneficiaries were granted an initial award determined in GBP which was converted into shares in Banco Santander SA in January 2015 and January 2016 respectively based on performance over the performance cycle. The 2014 LTIP vested at 100% in January 2015 based on Banco Santander SA’s relative Total Shareholder Return (TSR) performance in 2014 versus a comparator group and was deferred over three years. The awards lapsed during 2018 due to the performance conditions not being satisfied. The 2015 LTIP vested in January 2016, was deferred over three years and was subject to performance conditions based on Banco Santander SA’s Earnings Per Share (EPS) and Return on Tangible Equity (RoTE) performance against budget. The conditions of the 2015 LTIP have been met and will be paid out to the remaining eligible population in the first quarter of 2019 at 65.78% of the original award.

The following table summarises the movement in the value of conditional awards in the LTIPs in 2018, 2017 and 2016:

	2015 LTIP				2014 LTIP

	2018 £000	2017 £000		2016 £000	2018 £000	2017 £000		2016 £000
Outstanding at 1 January	6,503	6,718		6,769	1,910	3,193		5,102
Forfeited/cancelled	(129)	(215	)(1)	(51)	(1,910)	(1,283	)(1)	(1,909)
Outstanding at 31 December	6,374	6,503		6,718	–	1,910		3,193

(1)	The outstanding shares have been updated to compensate for the equity dilution caused by the shares issued by Banco Santander SA in July 2017.

See Note 39 for details of conditional share awards made to certain Executive Directors, Other Key Management Personnel and other individuals under the LTIP.

Santander UK Group Holdings plc	211

Annual Report 2018 | Financial statements

c) Deferred shares bonus plan

Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2017 and 2018, conditional share awards were made to employees (designated as Material Risk Takers). Such employees receive part of their annual bonus as a deferred award comprising 50% in shares, and 50% in cash. Any deferred awards are dependent on future service. For 2017 and 2018 bonus awards, deferral of the award is over a three, five or seven-year period from the anniversary of the initial award. Deferred bonus awards in shares are subject to an additional one-year retention period from the point of delivery.

Material Risk Takers are required to defer either 40% or 60% of any annual bonus (40% for variable pay of less than £500,000, 60% for variable pay at or above this amount). Vesting of both deferred bonus awards and long-term bonus awards is subject to risk and performance adjustment in the event of deficient performance and prudent financial control provisions.

d) Partnership Shares scheme

A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 2,346,108 shares were outstanding at 31 December 2018 (2017: 2,147,399 shares).

39. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in these financial statements reflect their remuneration in respect of the Santander UK plc group.

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the Santander UK group is set out in aggregate below.

Directors’ remuneration	2018 £	2017 £	2016 £
Salaries and fees	5,028,434	4,406,908	3,604,999
Performance-related payments(1)	5,194,317	3,685,464	2,330,000
Other fixed remuneration (pension and other allowances & non-cash benefits)	1,467,011	1,580,321	635,493
Expenses	25,198	96,358	120,302
Total remuneration	11,714,960	9,769,051	6,690,794

Directors’ and Other Key Management Personnel compensation	2018 £	2017 £	2016 £
Short-term employee benefits(2)	24,445,189	24,642,085	24,757,161
Post-employment benefits(3)	2,399,261	2,292,857	1,918,144
Total compensation	26,844,450	26,934,942	26,675,305

(1)	In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 38.
(2)

Excludes grants of shares in Banco Santander SA made as buy-outs of deferred performance-related payments in 2018 of 189,381 shares in connection with previous employment for five individuals (2017: 603,614; 2016: nil). Excludes payments made as buy-outs of deferred performance-related payments of £266,667 in connection with previous employment for one individual (2017: £52,100 for one individual; 2016: £2,732,357 for five individuals).

(3)	Termination payments of £847,388 were paid in 2018 to two key management persons (2017: nil).

In 2018, the remuneration, excluding pension contributions, of the highest paid Director, was £4,635,497 (2017: £4,714,578) of which £2,317,000 (2017: £2,425,000) was performance related. In 2018, there was no pension benefit accrued for the highest paid Director but in respect of the qualifying past services to Santander UK to 31 May 2009 he has a deferred pension benefit accruing under a defined benefit scheme of £20,402 p.a. (2017: £15,450 p.a.).

b) Retirement benefits

Defined benefit pension schemes are provided to certain employees. See Note 31 for details of the schemes and the related costs and obligations. As described above, one director, being the highest paid director, has a deferred pension benefit accruing under a defined benefit scheme. Ex gratia pensions paid to former Directors of Santander UK plc in 2018, which have been provided for previously, amounted to £87,300 (2017: £2,482; 2016: £14,893). In 1992, the Board decided not to award any new such ex gratia pensions.

c) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel (Defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2018		2017

	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	7	1,216	17	5,195
Net movements	9	1,819	(10)	(3,979)
At 31 December	16	3,035	7	1,216

Deposit, bank and instant access accounts and investments
At 1 January	25	13,184	26	9,138
Net movements	5	(2,221)	(1)	4,046
At 31 December	30	10,963	25	13,184

212	Santander UK Group Holdings plc

> Notes to the financial statements

In 2018 and 2017, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2018 and 2017, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company. At 31 December 2018, one interest-free loan from Banco Santander SA had been advanced to a Director, amounting to £344,348 (2017: £510,901). Two Directors and one Key Management Person received benefits in kind from Banco Santander SA totalling £485,334 and £2,024, respectively, in 2018.

Secured loans, unsecured loans and overdrafts are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees in the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other Key Management Personnel and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees in the Santander UK group. Deposits, bank and instant access accounts and investments are entered into by Directors, Other Key Management Personnel and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees in Santander UK group.

In 2018, loans were made to eight Directors (2017: two Directors), with a principal amount of £65,232 outstanding at 31 December 2018 (2017: £53,452). In 2018, loans were made to eight Other Key Management Personnel (2017: five), with a principal amount of £2,969,462 outstanding at 31 December 2018 (2017: £1,162,384).

In 2018 and 2017, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other Key Management Personnel or their connected persons had a material interest. In addition, in 2018 and 2017, no Director had a material interest in any contract of significance with Santander UK other than a service contract.

40. RELATED PARTY DISCLOSURES

a) Parent undertaking and controlling party

The Company’s immediate and ultimate parent and controlling party is Banco Santander SA, a company incorporated in Spain. The smallest and largest groups into which the Santander UK group’s results are included are the group accounts of Banco Santander SA, copies of which may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN.

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year-end:

	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2018 £m	2017 £m
Ultimate parent	(73)	(60)	(81)	231	321	188	2,737	4,398	(3,854)	(5,082)
Fellow subsidiaries	(81)	(76)	(271)	169	491	653	39	102	(591)	(981)
Associates & joint ventures	(28)	(20)	(27)	–	–	1	1,986	1,175	(718)	(33)
	(182)	(156)	(379)	400	812	842	4,762	5,675	(5,163)	(6,096)

For more on this, see ‘Balances with other Banco Santander companies’ in the Risk review. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 31.

The above transactions were made in the ordinary course of business, except those carried out with Banco Santander SA as part of our ring-fencing implementation as described in Note 43, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

In addition, in July 2018 we transferred £1.4bn of customer loans, £21.5bn of other assets and £20.7bn of liabilities from Santander UK to Banco Santander London Branch. Of these transfers, £19.7bn of assets and £18.8bn of liabilities related to derivatives business. These transfers reduced RWAs by £5.5bn and we paid an associated dividend of £668m. For more on ring-fencing, see Note 43.

Santander UK Group Holdings plc	213

Annual Report 2018 | Financial statements

41. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised.

b) Fair value measurement and hierarchy

(i) Fair value measurement

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal, or in its absence, the most advantageous market to which Santander UK has access at that date. The fair value of a liability reflects its non-performance risk.

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

Santander UK manages certain groups of financial assets and liabilities on the basis of its net exposure to either market risks or credit risk. As a result it has elected to use the exception under IFRS 13 which permits the fair value measurement of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions.

(ii) Fair value hierarchy

Santander UK applies the following fair value hierarchy that prioritises the inputs to valuation techniques used in measuring fair value. The hierarchy establishes three categories for valuing financial instruments, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three categories are: quoted prices in active markets (Level 1), internal models based on observable market data (Level 2) and internal models based on other than observable market data (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability.

Santander UK categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in an active market that Santander UK can access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities. Active markets are assessed by reference to average daily trading volumes in absolute terms and, where applicable, by reference to market capitalisation for the instrument.

Level 2	Quoted prices in inactive markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks and debt securities in issue.

Level 3	Significant inputs to the pricing or valuation techniques are unobservable. These unobservable inputs reflect the assumptions that market participants would use when pricing assets or liabilities and are considered significant to the overall valuation. Level 3 positions include exchange rate derivatives, property related derivatives, loans and advances to customers, debt securities, equity securities, deposits by customers and debt securities in issue.

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

214	Santander UK Group Holdings plc

> Notes to the financial statements

c) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2018 and 2017 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2018, 2017 and 2016.

A

In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices, as well as credit spreads. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity prices are generally observable market data.

B

In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as the Halifax’s UK HPI volatility, HPI forward growth, HPI spot rate, mortality, mean reversion and contingent litigation risk.

C

In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.

D

In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the credit default spread market. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair values of the financial instruments arising from Santander UK’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

Santander UK believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

d) Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with the Risk Department. For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets, direct observation of a traded price may not be possible. In these circumstances, Santander UK will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable.

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

For fair values determined using a valuation model, the control framework may include, as applicable, independent development and / or validation of: (i) the logic within the models; (ii) the inputs to those models; and (iii) any adjustments required outside the models. Internal valuation models are validated independently within the Risk Department. A validation report is produced for each model-derived valuation that assesses the mathematical assumptions behind the model, the implementation of the model and its integration within the trading system. The results of the independent valuation process and any changes to the fair value adjustments methodology are approved in line with the model risk framework and policy.

Santander UK Group Holdings plc	215

Annual Report 2018 | Financial statements

e) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2018 and 2017, including their levels in the fair value hierarchy – Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Cash and balances at central banks, which consist of demand deposits with the Bank of England and, in 2017, the US Federal Reserve, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value. The fair value of the portfolio of UK Government debt securities, included in other financial assets at amortised cost, is the only financial instrument categorised in Level 1 of the fair value hierarchy.

					2018					2017

	Fair value				Carrying	Fair value				Carrying

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m
Assets
Loans and advances to customers	–	–	204,391	204,391	201,619	–	6,331	195,327	201,658	199,332
Loans and advances to banks	–	3,028	448	3,476	3,515	–	2,897	556	3,453	3,466
Reverse repurchase agreements – non trading	–	21,130	–	21,130	21,127	–	2,614	–	2,614	2,614
Other financial assets at amortised cost	6,390	720	–	7,110	7,228
Financial investments						6,435	2,211	–	8,646	8,758
	6,390	24,878	204,839	236,107	233,489	6,435	14,053	195,883	216,371	214,170
Liabilities
Deposits by customers	–	21	173,762	173,783	173,692	–	–	177,563	177,563	177,421
Deposits by banks	–	16,859	977	17,836	17,824	–	12,164	557	12,721	12,708
Repurchase agreements – non trading	–	10,923	–	10,923	10,910	–	1,085	–	1,085	1,076
Debt securities in issue	–	56,695	–	56,695	55,906	–	50,641	–	50,641	48,860
Subordinated liabilities	–	3,825	–	3,825	3,601	–	4,373	–	4,373	3,793
	–	88,323	174,739	263,062	261,933	–	68,263	178,120	246,383	243,858

The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is included in other assets on the balance sheet.

Valuation methodology for financial instruments carried at amortised cost

The fair value exposures set out in the tables above are managed by using a combination of hedging derivatives and offsetting on balance sheet positions. The valuation approach to specific categories of financial instruments is described below.

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

i) Advances secured on residential property

The fair value of the mortgage portfolio is calculated by discounting contractual cash flows by different spreads, each representing a LTV band, after taking account of expected customer prepayment rates. The spread is based on new business interest rates derived from competitor market information. Further discounting is applied for certain higher risk mortgage portfolios.

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

iii) Other loans

These consist of unsecured personal loans, credit cards, overdrafts and consumer (auto) finance. The weighted average lives of these portfolios are short, and the business was written relatively recently. As a result, contractual interest rates approximate new business interest rates, and therefore no mark-to-market surplus or deficit has been recorded with respect to the performing book with the exception of unsecured personal loans where a small surplus or deficit has been recognised based on the differential between existing margins and an estimate of new business rates for similar loans. A discount has been applied to the impaired part of the book.

216	Santander UK Group Holdings plc

> Notes to the financial statements

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans using valuation technique A as described above. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration.

Reverse repurchase agreements – non trading

The fair value of the reverse repurchase agreements – non trading has been estimated using valuation technique A as described above.

Other financial assets at amortised cost and financial investments

These consist of asset backed securities and debt securities. The asset backed securities are complex products and in some instances are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research.

The debt security investments consist of a portfolio of government debt securities. The fair value of this portfolio has been determined using valuation technique A as described above.

Liabilities:

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit/surplus of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposit liabilities has been estimated using valuation technique A as described above.

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using valuation technique A as described above.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using valuation technique A as described above.

Repurchase agreements – non trading

The fair value of the repurchase agreements – non trading has been estimated using valuation technique A as described above.

Santander UK Group Holdings plc	217

Annual Report 2018 | Financial statements

f) Fair values of financial instruments measured at fair value

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2018 and 2017, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

					2018				2017

		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Valuation technique
Assets
Trading assets	Securities purchased under resale agreements	–	–	–	–	–	8,870	–	8,870	A
	Debt securities	–	–	–	–	5,156	–	–	5,156	–
	Equity securities	–	–	–	–	9,662	–	–	9,662	–
	Cash collateral	–	–	–	–	–	6,156	–	6,156	A
	Short-term loans	–	–	–	–	656	55	–	711	A
		–	–	–	–	15,474	15,081	–	30,555
Derivative financial	Exchange rate contracts	–	4,324	25	4,349	–	6,061	16	6,077	A
instruments	Interest rate contracts	–	2,560	6	2,566	–	23,435	12	23,447	A & C
	Equity and credit contracts	–	194	84	278	–	861	36	897	B & D
	Netting	–	(1,872)	–	(1,872)	–	(10,479)	–	(10,479)
		–	5,206	115	5,321	–	19,878	64	19,942
Other financial assets	Loans and advances to customers	–	427	82	509	–	1,485	64	1,549	A
at FVTPL	Debt securities	26	2,343	894	3,263	184	187	176	547	A, B & D
	Equity securities	14	–	79	93					B
	Reverse repurchase agreements – non trading	–	2,272	–	2,272	–	–	–	–	A
		40	5,042	1,055	6,137	184	1,672	240	2,096
Financial assets at	Debt securities	12,487	742	–	13,229					D
FVOCI	Loans and advances to customers	–	–	73	73					D
		12,487	742	73	13,302
Financial investments	Available-for-sale – debt securities					8,770	2	–	8,772	C
	Available-for-sale – equity securities					19	9	53	81	B
						8,789	11	53	8,853
Total assets at fair value		12,527	10,990	1,243	24,760	24,447	36,642	357	61,446

Liabilities
Trading liabilities	Securities sold under repurchase agreements	–	–	–	–	–	25,504	–	25,504	A
	Short positions in securities and unsettled trades	–	–	–	–	3,694	–	–	3,694	–
	Cash collateral	–	–	–	–	–	1,911	–	1,911	A
	Short-term deposits	–	–	–	–	–	–	–	–	–
		–	–	–	–	3,694	27,415	–	31,109
Derivative financial	Exchange rate contracts	–	528	23	551	–	4,176	15	4,191	A
instruments	Interest rate contracts	–	2,736	7	2,743	–	23,199	5	23,204	A & C
	Equity and credit contracts	–	132	40	172	1	653	43	697	B & D
	Netting	–	(1,872)	–	(1,872)	–	(10,479)	–	(10,479)
		–	1,524	70	1,594	1	17,549	63	17,613
Other financial liabilities	Debt securities in issue	–	983	7	990	–	1,629	6	1,635	A
at FVTPL	Structured deposits	–	104	29	133	–	680	–	680	A
	Repurchase agreements – non trading	–	2,110	–	2,110	–	–	–	–	A
	Collateral and associated financial guarantees	–	3,040	13	3,053					D
		–	6,237	49	6,286	–	2,309	6	2,315
Total liabilities at fair value		–	7,761	119	7,880	3,695	47,273	69	51,037

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the period in which they occur. In 2018, there were no significant (2017: none) transfers of financial instruments between Levels 1 and 2. In 2018, the main transfers of financial instruments between Levels 2 and 3 were Derivatives assets of £56m and Derivative liabilities of £35m which were transferred from Level 2 to Level 3 following enhancements to the fair value hierarchy classification process.

218	Santander UK Group Holdings plc

> Notes to the financial statements

g) Fair value adjustments

The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.

Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:

	2018 £m	2017 £m
Risk-related:
– Bid-offer and trade specific adjustments	13	34
– Uncertainty	36	43
– Credit risk adjustment	9	36
– Funding fair value adjustment	4	6
	62	119
Model-related	5	8
Day One profit	–	1
	67	128

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

(i) Bid-offer and trade specific adjustments

Portfolios are marked at bid or offer, as appropriate. Valuation models will typically generate mid-market values. The bid-offer adjustment reflects the cost that would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the position. For debt securities, the bid-offer spread is based on a consensus market price at an individual security level. For other products, the major risk types are identified. For each risk type, the net portfolio risks are first classified into buckets, and then a bid-offer spread is applied to each risk bucket based upon the market bid-offer spread for the relevant hedging instrument.

(ii) Uncertainty

Certain model inputs may be less readily determinable from market data, and/or the choice of model itself may be more subjective. In these circumstances, a range of possible values exists that the financial instrument or market parameter may assume, and an adjustment may be needed to reflect the likelihood that in estimating the fair value of the financial instrument, market participants would adopt more conservative values for uncertain parameters and/or model assumptions than those used in the valuation model.

(iii) Credit risk adjustment

Credit risk adjustments comprise credit and debit valuation adjustments. The credit valuation adjustment (CVA) is an adjustment to the valuation of OTC derivative contracts to reflect within fair value the possibility that the counterparty may default, and Santander UK may not receive the full market value of the transactions. The debit valuation adjustment (DVA) is an adjustment to the valuation of the OTC derivative contracts to reflect within the fair value the possibility that Santander UK may default, and that Santander UK may not pay full market value of the transactions.

Santander UK calculates a separate CVA and DVA for each Santander UK legal entity, and within each entity for each counterparty to which the entity has exposure. Santander UK calculates the CVA by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default i.e. LGD. Conversely, Santander UK calculates the DVA by applying the PD of the Santander UK group, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to Santander UK and multiplying the result by the LGD. Both calculations are performed over the life of the potential exposure.

For most products Santander UK uses a simulation methodology to calculate the expected positive exposure to a counterparty. This incorporates a range of potential exposures across the portfolio of transactions with the counterparty over the life of the portfolio. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty.

For certain types of exotic derivatives where the products are not currently supported by the standard methodology, Santander UK adopts alternative methodologies. These may involve mapping transactions against the results for similar products which are valued using the standard methodology. In other cases, a simplified version of the standard methodology is applied. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the standard methodology.

The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. Santander UK considers that an appropriate adjustment to reflect wrong-way risk is £nil (2017: £nil).

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

Santander UK Group Holdings plc	219

Annual Report 2018 | Financial statements

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

h) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)

Balance sheet line item	Category	Financial instrument product type	2018 £m	2017 £m	2018 £m	2017 £m	2016 £m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	54	31	30	(6)	12
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	53	64	8	2	4
3. FVTPL assets	Debt securities	Reversionary property securities	142	176	(28)	(18)	–
4. FVTPL assets (1)	Equity securities(1)	Unlisted equity shares	79	53	19	–	–
5. FVTPL assets	Debt securities	Credit linked notes	752	–	13	–	–
6. FVOCI assets	Loans and advances to customers	Other loans	73	–	(5)	–	–
7. Derivative liabilities	Equity contracts	Property-related options and forwards	(35)	(43)	–	(5)	(5)
8. FVTPL liabilities	Financial guarantees	Credit protection guarantee	(13)	–	(13)	–	–
			1,105	281	24	(27)	11
Other Level 3 assets			90	33	–	(26)	6
Other Level 3 liabilities			(71)	(26)	1	19	(10)
Total net assets			1,124	288
Total income/(expense)					25	(34)	7

(1)	Prior to 1 January 2018, these unlisted equity shares were classified as available-for-sale equity securities and presented in the balance sheet as financial investments.

Valuation techniques

1. Derivative assets – Equity and credit contracts

These are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the home owner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. Non-seasonally adjusted (NSA) national and regional HPI are used in the valuation model to avoid any subjective judgement in the adjustment process which is made by Markit, which publishes the Halifax House Price Index.

The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.

2. FVTPL assets – Loans and advances to customers – roll-up mortgage portfolio

These represent roll-up mortgages (sometimes referred to as lifetime mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner may not make any interest payments during their lifetime in which case the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative equity guarantee’. Santander UK suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.

The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, Santander UK uses a probability-weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative equity guarantee’ are valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 1 above. The other parameters do not have a significant effect on the value of the instruments.

3. FVTPL assets – Debt securities

These consist of reversionary property securities and are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of Santander UK’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the home owner vacating the property through death or moving into care and is calculated from mortality rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 2 above. An adjustment is also made to reflect the specific property risk.

4. FVTPL assets – Equity securities (2017: Available-for-sale equity securities)

These consist of unquoted equity investments in companies providing infrastructure services to the financial services industry. In the valuation of equity financial instruments requiring dynamic hedging, proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include equity prices, bid-offer spread, foreign currency exchange rates. The significant unobservable input is contingent litigation costs and related expenses in respect of convertible preferred stock in Visa Inc, as described in Note 32. This is estimated by reference to best estimates received from third party legal counsel.

220	Santander UK Group Holdings plc

> Notes to the financial statements

5. FVTPL assets – Debt securities (Credit linked notes)

These consist of the retained senior tranches of credit linked notes in respect of credit protection vehicles sponsored by Santander UK, and are mandatorily held at fair value through profit or loss. These vehicles provide credit protection on reference portfolios of Santander UK group loans with junior notes sold to external investors. The notes retained by Santander UK are classified as level 3 financial instruments as their valuation depends upon unobservable parameters relating to the underlying reference portfolios of loans, including credit spreads, correlations and prepayment speed, which have a significant effect on the overall valuation. For more information, see ‘Credit protection entities’ in Note 21.

6. FVOCI assets – Loans and advances to customers – other loans

The changes to the classification and measurement of financial assets on transition to IFRS 9 as set out in Note 44 resulted in some loans and advances to customers, primarily consisting of utilities and shipping counterparties, being reclassified from amortised cost to FVOCI. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads. Loan specific credit data is unobservable, so a proxy population is applied based on industry sector and credit rating.

7. Derivative liabilities – Equity contracts

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

The inputs used to determine the value of the above instruments are HPI spot rate, HPI forward growth rate and HPI volatility, as described in instrument 1 above. The principal pricing parameter is HPI forward growth rate.

8. FVTPL liabilities – Financial guarantees

These relate to credit protection guarantees in respect of the proceeds of the retained senior tranches of credit linked notes described in Instrument 5 above, and have been designated at fair value through profit or loss. These instruments are valued using the same unobservable parameters described in Instrument 5 above, such that changes in the valuation of the senior tranches of the credit linked notes are offset by changes in the value of these credit protection guarantees. For more information, see ‘Credit protection entities’ in Note 21.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy

The following table sets out the movements in Level 3 financial instruments in 2018 and 2017:

					Assets			Liabilities

	Derivatives £m	Other financial assets at FVTPL £m	Financial assets at FVOCI £m	Financial investments £m	Total £m	Derivatives £m	Other financial liabilities at FVTPL £m	Total £m
At 31 December 2017	64	240		53	357	(63)	(6)	(69)
Adoption of IFRS 9	–	598	199	(53)	744	–	–	–
At 1 January 2018	64	838	199	–	1,101	(63)	(6)	(69)
Total (losses)/gains recognised in profit or loss:
– Fair value movements	28	14	(5)		37	1	(13)	(12)
– Foreign exchange and other movements	(5)	–	–		(5)	5	(1)	4
Transfers in	56	18	–		74	(35)	(29)	(64)
Additions	–	280	17		297	–	–	–
Sales	–	(95)	–		(95)	–	–	–
Settlements	(28)	–	(138)		(166)	22	–	22
At 31 December 2018	115	1,055	73		1,243	(70)	(49)	(119)

(Losses)/gains recognised in profit or loss relating to assets and liabilities held at the end of the year	23	14	(5)		32	6	(14)	(8)

At 1 January 2017	103	264		32	399	(74)	(6)	(80)
Total (losses)/gains recognised in profit or loss:
– Fair value movements	(32)	(16)		–	(48)	14	–	14
– Foreign exchange and other movements	32	–		–	32	(32)	–	(32)
Gains recognised in other comprehensive income	–	–		21	21	–	–	–
Additions	9	–		–	9	(2)	–	(2)
Sales	–	(8)		–	(8)	–	–	–
Settlements	(48)	–		–	(48)	31	–	31
At 31 December 2017	64	240		53	357	(63)	(6)	(69)

(Losses)/gains recognised in profit or loss relating to assets and liabilities held at the end of the year	–	(16)		–	(16)	(18)	–	(18)

Santander UK Group Holdings plc	221

Annual Report 2018 | Financial statements

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

		Significant unobservable input				Sensitivity

			Assumption value			Favourable	Unfavourable

2018	Fair value £m	Assumption description	Range(1)	Weighted average	Shift	changes £m	changes £m
1. Derivative assets – Equity and credit contracts:	54	HPI Forward growth rate	0% – 5%	2.68%	1%	8	(8)
– Reversionary property derivatives		HPI Spot rate	n/a	783	10%	7	(7)
2. FVTPL – Loans and advances to customers:	53	HPI Forward growth rate	0% – 5%	2.77%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Debt securities:	142	HPI Forward growth rate	0% – 5%	2.68%	1%	6	(6)
– Reversionary property securities		HPI Spot rate	n/a	783(2)	10%	10	(10)
4. FVTPL – Equity securities:	79	Contingent litigation risk	0% – 100%	29%	20%	6	(6)
– Unlisted equity shares
6. FVOCI– Loans and advances to customers:	73	Credit spreads	0% – 2%	0.80%	20%	–	–
– Other loans
7. Derivative liabilities – Equity contracts:	(35)	HPI Forward growth rate	0% – 5%	2.59%	1%	2	(2)
– Property-related options and forwards		HPI Spot rate	n/a	722(2)	10%	3	(4)

2017
1. Derivative assets – Equity and credit contracts:	31	HPI Forward growth rate	0% – 5%	2.42%	1%	10	(10)
– Reversionary property derivatives		HPI Spot rate	n/a	773	10%	8	(8)
2. FVTPL – Loans and advances to customers:	64	HPI Forward growth rate	0% – 5%	2.57%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Debt securities:	176	HPI Forward growth rate	0% – 5%	2.42%	1%	3	(3)
– Reversionary property securities		HPI Spot rate	n/a	773(2)	10%	11	(11)
4. Financial investments – AFS equity securities:	53	Contingent litigation risk	0% – 100%	35%	20%	6	(6)
– Unlisted equity shares
7. Derivative liabilities – Equity contracts:	(43)	HPI Forward growth rate	0% – 5%	2.32%	1%	3	(3)
– Property-related options and forwards		HPI Spot rate	n/a	727(2)	10%	7	(8)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2018 and 2017.

No sensitivities are presented for FVTPL assets – Debt securities, Credit linked Notes (instrument 5) and FVTPL liabilities –financial guarantees (instrument 8), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the credit linked notes would be exactly offset by an equal and opposite change in the valuation of the financial guarantees.

222	Santander UK Group Holdings plc

> Notes to the financial statements

i) Maturities of financial liabilities and off-balance sheet commitments

The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK.

2018	On demand £m	Not later than 3 months £m	Later than 3 months and not later than 1 year £m	Later than 1 year and not later than 5 years £m	Later than 5 years £m	Total £m
Financial liabilities
Trading liabilities	–	–	–	–	–	–
Derivative financial instruments	–	431	61	104	1,170	1,766
Other financial liabilities at fair value through profit or loss	11	2,146	76	408	3,855	6,496
Deposits by customers	151,284	4,640	11,350	5,328	1,373	173,975
Deposits by banks	5,692	1,108	93	11,106	52	18,051
Repurchase agreements – non trading	2	9,101	972	849	517	11,441
Debt securities in issue	–	9,194	5,677	28,553	15,384	58,808
Subordinated liabilities	–	255	134	709	5,279	6,377
Total financial liabilities	156,989	26,875	18,363	47,057	27,630	276,914
Off-balance sheet commitments given	1,106	5,843	670	13,418	18,987	40,024

2017
Financial liabilities
Trading liabilities	1,520	26,914	152	161	2,580	31,327
Derivative financial instruments:	15	631	1,230	2,925	14,001	18,802
Other financial liabilities at fair value through profit or loss	7	545	222	789	814	2,377
Deposits by customers	154,114	4,754	13,811	3,454	1,490	177,623
Deposits by banks	2,452	1,465	82	8,626	208	12,833
Repurchase agreements – non trading	–	1	832	248	–	1,081
Debt securities in issue	–	8,419	4,940	25,950	11,644	50,953
Subordinated liabilities	–	289	147	783	5,571	6,790
Total financial liabilities	158,108	43,018	21,416	42,936	36,308	301,786
Off-balance sheet commitments given	2,082	6,874	1,844	12,399	18,860	42,059

As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with the covenants described in Note 29. Further, no account is taken of the possible early repayment of Santander UK’s mortgage-backed non-recourse finance which is redeemed by Santander UK as funds become available from redemptions of the residential mortgages. Santander UK has no control over the timing and amount of redemptions of residential mortgages.

42. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

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

Santander UK engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables below do not purport to represent Santander UK’s actual credit exposure.

Santander UK Group Holdings plc	223

Annual Report 2018 | Financial statements

	Amounts subject to enforceable netting arrangements						Assets not

	Effects of offsetting on balance sheet			Related amounts not offset			subject

2018	Gross amount £m	Amount offset £m	Net amount on balance sheet £m	Financial instruments £m	Financial collateral(1) £m	Net amount £m	to enforceable netting arrangements(2) £m	Balance sheet total(3) £m
Assets
Derivative financial instruments	7,088	(1,872)	5,216	(933)	(2,133)	2,150	105	5,321
Reverse repurchase, securities borrowing & similar agreements:
– Amortised cost	24,733	(3,606)	21,127	(2,721)	(18,406)	–	–	21,127
– Fair value	2,272	–	2,272	–	(2,272)	–	–	2,272
Loans and advances to customers and banks(4)	6,820	(1,308)	5,512	–	–	5,512	199,622	205,134
	40,913	(6,786)	34,127	(3,654)	(22,811)	7,662	199,727	233,854

Liabilities
Derivative financial instruments	3,412	(1,872)	1,540	(933)	(303)	304	54	1,594
Repurchase, securities lending & similar agreements:
– Amortised cost	14,516	(3,606)	10,910	(2,721)	(8,189)	–	–	10,910
– Fair value	2,110	–	2,110	–	(2,110)	–	–	2,110
Deposits by customers and banks(4)	2,879	(1,308)	1,571	–	(502)	1,069	189,945	191,516
	22,917	(6,786)	16,131	(3,654)	(11,104)	1,373	189,999	206,130

2017
Assets
Derivative financial instruments	30,155	(10,479)	19,676	(14,772)	(2,785)	2,119	266	19,942
Reverse repurchase, securities borrowing & similar agreements:
– Amortised cost	2,614	–	2,614	–	(2,614)	–	–	2,614
– Fair value	15,224	(6,354)	8,870	(355)	(8,515)	–	–	8,870
Loans and advances to customers and banks(4)	5,974	(1,459)	4,515	–	–	4,515	198,283	202,798
	53,967	(18,292)	35,675	(15,127)	(13,914)	6,634	198,549	234,224

Liabilities
Derivative financial instruments	27,839	(10,479)	17,360	(14,772)	(1,951)	637	253	17,613
Repurchase, securities lending & similar agreements:
– Amortised cost	1,076	–	1,076	–	(1,076)	–	–	1,076
– Fair value	31,858	(6,354)	25,504	(355)	(25,149)	–	–	25,504
Deposits by customers and banks(4)	2,688	(1,459)	1,229	–	(502)	727	188,900	190,129
	63,461	(18,292)	45,169	(15,127)	(28,678)	1,364	189,153	234,322

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages which are classified as either and that are subject to netting.

224	Santander UK Group Holdings plc

> Notes to the financial statements

43. RING-FENCING

Regulation

The Financial Services (Banking Reform) Act 2013 inserted provisions into the Financial Services and Markets Act 2000 (FSMA) and related legislation (the Banking Reform Legislation) requiring the Santander UK group amongst a number of other UK banking groups, to operationally and legally separate certain retail banking activities from certain wholesale or investment banking activities by 1 January 2019. This is known as ‘ring-fencing’. The Banking Reform Legislation specifies:

–	Certain banking services or activities (principally deposit taking from individuals and SMEs) which must be undertaken by a ring-fenced bank.
–

Certain banking services and activities, along with certain types of credit risk exposure or off-balance sheet items, which a ring-fenced bank will be prohibited from carrying on or incurring (prohibited business).

As a result, under the ring-fencing regime, a ring-fenced bank is only permitted to carry on banking services or activities that are not prohibited (permitted business).

Santander UK group model

Our ring-fence structure was completed ahead of the 1 January 2019 regulatory deadline. Its implementation involved a ring-fencing transfer scheme (RFTS) between Santander UK plc, ANTS and Banco Santander SA, as well as asset sales and the rundown of certain short-term positions. Under our chosen model:

–

Santander UK plc is the primary ring-fenced bank within a ring-fenced bank sub-group and serves all of our personal customers in the UK, and the majority of our business banking customers. Santander UK plc also broadly, to the extent allowed by the legislation, continues to hold and serve Santander’s corporate banking business in the UK. Any products Santander UK can’t offer, or customers it can’t serve, from within the ring-fenced bank (which includes some Corporate & Investment Banking business and some Corporate & Commercial Banking customers) are, in most cases, provided or served by the wider Banco Santander group, notably through its Banco Santander London Branch. Santander UK plc continues to be a subsidiary of Santander UK Group Holdings plc, and is the holding company of the Santander UK ring-fenced bank sub-group. Cater Allen Limited is also a ring-fenced bank and part of the Santander UK ring-fenced bank sub-group. Neither Santander UK plc nor Cater Allen Limited conduct prohibited business.

–

ANTS was emptied of most assets and liabilities, except for a small pool of residual assets and liabilities, and became a wholly-owned direct subsidiary of Santander UK Group Holdings plc, outside the ring-fenced bank. The prohibited business of ANTS, which principally included our derivatives business with financial institutions, certain corporates and our short term markets business, was either transferred to Banco Santander London Branch or, in the case of the majority of our short term markets business, was run down. The majority of the permitted business of ANTS transferred to Santander UK plc, with a small amount of the permitted business of ANTS transferring to Banco Santander London Branch.

–

The business of the Crown Dependency branches (Jersey and Isle of Man) of Santander UK plc was sold to ANTS pursuant to transfer schemes effected under relevant Jersey and Isle of Man law, and therefore transferred out of the ring-fenced bank.

Any associated business transfers to Banco Santander London Branch were made for a cash consideration equivalent to the book value of the associated assets and liabilities, which represents a fair value for the Santander UK group. Costs to sell were immaterial. Our ring-fence structure is now in place with all required transfers completed. Compliance with ring-fencing legislation has involved significant effort over a number of years, with a total cost of c£240m.

Santander UK Group Holdings plc	225

Annual Report 2018 | Financial statements

44. TRANSITION TO IFRS 9

Statutory balance sheet reconciliation under IAS 39 and IFRS 9

The measurement categories and carrying amounts of financial assets determined in accordance with IAS 39 and IFRS 9 are compared below, illustrating a total net assets decrease of £192m as a result of the application of IFRS 9:

	IAS 39				IFRS 9

Assets	Measurement category	Carrying amount (31 December 2017) £m	Reclassifications(1) £m	Remeasurement(2) £m	Measurement category	Carrying amount (1 January 2018) £m	Representation(6) £m	IFRS 9 Balance Sheet (1 January 2018) £m
Cash and balances with central banks	Loans & receivables	32,771	–	–	Amortised cost	32,771	–	32,771
Trading assets	FVTPL	30,536	–	–	FVTPL (Mandatory)	30,536	–	30,536
	FVTPL	19	–	–	FVOCI	19	(19)(a)	–
		30,555	–	–		30,555	(19)	30,536
Derivative financial instruments	FVTPL (Trading)	19,942	–	–	FVTPL (Mandatory)	19,942	–	19,942
Other financial assets at	FVTPL (Designated)	1,022	(45)(b)	–	Amortised cost	977	(977)(b)	–
FVTPL(3)	FVTPL (Designated)	836	–	–	FVTPL (Designated)	836	–	836
	FVTPL (Designated)	238	–	–	FVTPL (Mandatory)	238(c)	1,181(d)	1,419
		2,096	(45)	–		2,051	204	2,255
Loans and advances to	Loans & receivables	199,060	–	(211)	Amortised cost	198,849	977(b)	199,826
customers(4)	Loans & receivables	181	(1)(a)	–	FVOCI	180	(180)(a)	–
	Loans & receivables	91	–	–	FVTPL (Mandatory)	91	(91)(d)	–
		199,332	(1)	(211)		199,120	706	199,826
Loans and advances to banks	Loans & receivables	3,466	–	–	Amortised cost	3,466	–	3,466
Reverse repurchase agreements – non trading	Loans & receivables	2,614	–	–	Amortised cost	2,614	–	2,614
Other financial assets at amortised cost					Amortised cost	–	7,776(e)	7,776
Financial assets at FVOCI					FVOCI	–	8,942(a)(f)	8,942
Financial investments	Loans & receivables	1,198	–	–	Amortised cost	1,198	(1,198)(e)
	Loans & receivables	982	(2)(d)	–	FVTPL (Mandatory)	980	(980)(d)
	Available-for-sale	8,743	–	–	FVOCI	8,743	(8,743)(f)
	Available-for-sale	29	–	–	FVTPL (Mandatory)	29	(29)(d)
	Held-to-maturity	6,578	–	–	Amortised cost	6,578	(6,578)(e)
	Available-for-sale	81	–	–	FVTPL (Mandatory)	81	(81)(d)
		17,611	(2)	–		17,609	(17,609)
Other assets	Other assets	6,373	(1)		Other assets	6,372	–	6,372
Total assets (pre-deferred tax asset)(5)		314,760	(49)	(211)		314,500	–	314,500

(1)	Gross (pre-tax) impact on assets resulting from facilities impacted by the IFRS 9 classification and measurement rules.
(2)

Gross (pre-tax) impact of facilities that were subject to an incurred loss assessment under IAS 39, and are now subject to an ECL assessment under IFRS 9; and facilities that have been reclassified from a non-amortised cost basis to an amortised cost basis. There is no loss allowance movement attributable to held-to-maturity investments or available-for-sale financial assets reclassified to amortised cost.

(3)	The balance sheet category for ‘Financial assets designated at fair value’ has been changed to ‘Other financial assets at fair value through profit or loss’ following the adoption of IFRS 9.
(4)	Of the £211m increase in loss allowance, £50m related to off-balance sheet exposures which, for presentation purposes, have been aggregated in the assets section. For more on this, see Note 14.
(5)

The impact of transition to IFRS 9 gave rise to a deferred tax asset of £68m, of which £14m is attributable to ‘Reclassifications’, and £54m to ‘Remeasurement’. This deferred tax asset was offset against our deferred tax liabilities.

(6)	Gross (pre-tax) impact of re-presentations resulting from the adoption of IFRS 9.

Reclassification and re-presentation

The columns for ‘Reclassifications’ and ‘Re-presentations’ in the table above capture the following changes resulting from the adoption of IFRS 9:

(a)

Of the financial assets at FVOCI of £8,942m, £199m was previously classified as trading assets of £19m (measured at FVTPL) and loans and advances to customers of £180m (measured at amortised cost). As these financial assets were held within hold to collect and sell business models, they were re-measured at FVOCI on adoption of IFRS 9 (which also resulted in a £1m downward remeasurement of loans and receivables).

(b)

The Santander UK group elected to re-measure Social Housing loans from FVTPL to amortised cost to reflect the hold to collect business model. This resulted in a £45m downward remeasurement of the financial asset and a reclassification of the remaining balance of £977m from other financial assets at FVTPL to loans and advances to customers at amortised cost.

(c)

Other financial assets of £238m, previously designated at FVTPL under IAS 39, are now mandatorily held at FVTPL, as there is no longer an option to bifurcate embedded derivatives under IFRS 9 and they fail the SPPI test.

(d)

Other financial assets at FVTPL of £1,181m were previously classified as financial investments of £980m (measured at amortised cost), financial investments of £110m (measured at available-for-sale), and loans and advances to customers of £91m (measured at amortised cost). As these financial assets do not have SPPI characteristics, they were mandatorily measured at FVTPL on adoption of IFRS 9 (which also resulted in a £2m downward remeasurement of loans and receivables) and were reclassified to other financial assets at FVTPL.

(e)

Other financial assets at amortised cost of £7,776m were previously classified as financial investments (measured at amortised cost). On adoption of IFRS 9, the Santander UK group split the ‘financial investments’ balance sheet line item between ‘other financial assets at amortised cost’ and ‘financial assets at FVOCI’. This aligned the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position.

(f)

Of the financial assets at FVOCI of £8,942m, £8,743m was previously classified as financial investments (and measured at available-for-sale). The reclassification was part of the alignment of the balance sheet line items and IFRS 9 accounting classifications described above.

226	Santander UK Group Holdings plc

> Notes to the financial statements

Reclassifications of debt instruments

For financial assets that were reclassified on transition to IFRS 9, the following table shows their fair value at 31 December 2018 and the fair value gain or loss that would have been recognised if these financial assets had not been reclassified:

2018 £m
To amortised cost from FVTPL:
Fair value at 31 December 2018	1,347
Fair value gain that would have been recognised during the year if the financial asset had not been reclassified	120

The effective interest rate of these debt instruments on the date of initial application of IFRS 9 was 3.35%. In 2018, interest income of £21m was recognised for these debt instruments.

45. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 31 December 2018 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements, except for the following:

In January 2019, we announced plans to reshape our branch network and close 140 branches in response to changes in how customers are choosing to carry out their banking. Our future branch network, with approximately 615 branches, will be made up of a combination of larger branches offering improved community facilities to support local businesses and customers, and smaller branches using the latest technology to offer customers more convenient access to banking services. Furthermore, in order to deliver a branch network for the future, 100 branches will be refurbished over the next two years through an investment of £55m. At 31 December 2018, no provision was recognised in respect of these plans as the relevant criteria under IAS 37 ‘Provisions, contingent liabilities and contingent assets’ had not been met.

Santander UK Group Holdings plc	227

Annual Report 2018 | Financial statements

Company Balance Sheet

At 31 December

	Notes	2018 £m	2017 £m
Assets
Financial assets at amortised cost:
– Loans and advances to banks	4	9,214	6,260
– Other financial assets at amortised cost(1)	5	1,185
Financial investments(1)	6		1,116
Interests in other entities	7	13,400	13,313
Current tax assets		1	–
Other assets		2	1
Total assets		23,802	20,690
Liabilities
Financial liabilities at amortised cost:
– Deposits by banks	8	–	8
– Debt securities in issue	9	9,295	6,256
– Subordinated liabilities	10	1,185	1,116
Other liabilities		–	–
Total liabilities		10,480	7,380
Equity
Share capital	13	7,060	7,060
Other equity instruments	14	2,041	2,041
Retained earnings		4,221	4,209
Total shareholders’ equity		13,322	13,310
Total liabilities and equity		23,802	20,690

(1)

On adoption of IFRS 9, the ‘financial investments’ balance sheet line item was split. This resulted in the inclusion of the ‘other financial assets at amortised cost’ balance sheet line. This approach aligns the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position.

The accompanying Notes form an integral part of these Financial Statements.

The profit after tax of the Company attributable to shareholders was £1,253m (2017: £659m), which included a dividend receipt of £668m associated with ring-fencing transfers to Banco Santander London Branch (2017: £nil). As permitted by Section 408 of the UK Companies Act 2006, the Company’s income statement has not been presented.

The Financial Statements were approved and authorised for issue by the Board on 26 February 2019 and signed on its behalf by:

Nathan Bostock	Antonio Roman
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

228	Santander UK Group Holdings plc

> Primary Company Financial Statements

Company Cash Flow Statement

At 31 December

	Notes	2018 £m	2017 £m
Cash flows from operating activities
Profit after tax		1,253	659
Adjustments for:
Non-cash items included in profit		(48)	50
Net change in operating assets and liabilities		(2,604)	(1,412)
Corporation tax paid		(28)
Effects of exchange rate differences		419	(429)
Net cash flows from operating activities		(1,008)	(1,132)
Cash flows from investing activities
Investments in other entities	7	(377)	(495)
Net cash flows from investing activities		(377)	(495)
Cash flows from financing activities
Issue of AT1 capital securities	14	–	500
Issuance costs of AT1 capital securities		–	(4)
Issue of debt securities and subordinated notes		2,679	2,103
Repayment of debt securities		(21)
Issuance costs of debt securities and subordinated notes		–	(9)
Dividends paid on ordinary shares	3	(1,123)	(829)
Dividends paid on other equity instruments		(145)	(135)
Net cash flows from financing activities		1,390	1,626
Change in cash and cash equivalents		5	(1)
Cash and cash equivalents at beginning of the year		3	4
Cash and cash equivalents at the end of the year		8	3

Company Statement of Changes in Equity

For the years ended 31 December

	Notes	Share capital £m	Other equity instruments £m	Retained earnings £m	Total £m
At 1 January 2018		7,060	2,041	4,209	13,310
Total comprehensive income(1):
– Profit after tax		–	–	1,253	1,253
Issue of AT1 capital securities	14	–	–	–	–
Dividends on ordinary shares	3	–	–	(1,123)	(1,123)
Dividends on other equity instruments		–	–	(145)	(145)
Tax on other equity instruments		–	–	27	27
At 31 December 2018		7,060	2,041	4,221	13,322

At 1 January 2017		7,060	1,545	4,212	12,817
Total comprehensive income(1):
– Profit after tax		–	–	659	659
Issue of AT1 capital securities	14	–	496	–	496
Dividends on ordinary shares	3	–	–	(553)	(553)
Dividends on other equity instruments		–	–	(135)	(135)
Tax on other equity instruments		–	–	26	26
At 31 December 2017		7,060	2,041	4,209	13,310

(1)	Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.

The accompanying Notes form an integral part of these Financial Statements.

Santander UK Group Holdings plc	229

Annual Report 2018 | Financial statements

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

Compliance with International Financial Reporting Standards

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The Company has also complied with IFRS as adopted by the European Union as there are no applicable differences between the two frameworks for the period presented.

Recent accounting developments

See Note 1 to Consolidated Financial Statements. The adoption of IFRS 9 did not have any significant impact on the Company.

2. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

These comprise wages and salaries of £3m (2017: £3m) recharged by the operating company, Santander UK plc. In 2018 and 2017, the Company had no full-time staff as they are all employed by Santander UK plc.

3. DIVIDENDS ON ORDINARY SHARES

Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.

4. LOANS AND ADVANCES TO BANKS

	2018 £m	2017 £m
Placements with other banks	8	3
Amounts due from Santander UK group undertakings	9,206	6,257
	9,214	6,260

The fair values of loans and advances to banks are equal to their carrying amounts. In 2018 and 2017, no impairment losses were incurred. All of our senior debt issued out of Santander UK Group Holdings plc is downstreamed to our operating company Santander UK plc.

5. OTHER FINANCIAL ASSETS AT AMORTISED COST

These consisted of investments in subordinated notes and have a maturity greater than 10 years. On adoption of IFRS 9, the ‘financial investments’ balance sheet line item was split. This resulted in the inclusion of the ‘other financial assets at amortised cost’ balance sheet line. This approach aligns the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position.

6. FINANCIAL INVESTMENTS

These consisted of investments in subordinated notes and have a maturity greater than 10 years. On adoption of IFRS 9, the ‘financial investments’ balance sheet line item was split. This resulted in the inclusion of the ‘other financial assets at amortised cost’ balance sheet line. This approach aligns the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position.

230	Santander UK Group Holdings plc

> Notes to the Company financial statements

7. INTERESTS IN OTHER ENTITIES

	2018 £m	2017 £m
Interests in ordinary shares of subsidiaries	11,645	11,268
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	495	495
£750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
£300m Perpetual Capital Securities	300	300
£500m Perpetual Capital Securities	210	500
	13,400	13,313

Interests in subsidiaries are held at cost subject to impairment. During 2018 and 2017, no impairment was recognised. The Company has no associates.

The movement in the Company’s interests in subsidiaries was as follows:

	Cost £m	Impairment £m	Net book value £m
At 1 January 2017, 31 December 2017 and 1 January 2018	11,268	–	11,268
Additions	377	–	377
At 31 December 2018	11,645	–	11,645

Interests in ordinary shares of subsidiaries include the Company’s investment in 100% of the ordinary share capital of Santander UK plc, Abbey National Treasury Services plc (ANTS) and Santander Equity Investments Limited (SEIL).

During the year the following restructures were carried out as part of the Santander UK group’s ring-fencing plans:

–	Santander UK Group Holdings plc acquired 100% of the share capital of SEIL from ANTS, for a consideration of £40m, which was equivalent to the book value of the associated assets and liabilities.
–

Santander UK Group Holdings plc acquired 100% of the share capital of ANTS from Santander UK plc, for a consideration of £337m, which was equivalent to the book value of the associated assets and liabilities.

For more on our ring-fencing plans, see Note 43 to the Consolidated Financial Statements. Details of subsidiary undertakings and joint ventures are set out in the Shareholder information section. For information on AT1 and Perpetual Capital Securities, see Note 34 to the Consolidated Financial Statements.

8. DEPOSITS BY BANKS

These consist of amounts due to subsidiaries and are repayable on demand.

9. DEBT SECURITIES IN ISSUE

The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2018.

10. SUBORDINATED LIABILITIES

Dated subordinated liabilities	Maturity	2018 £m	2017 £m
4.75% Subordinated notes (US$1,000m)	2025	791	745
5.625% Subordinated notes (US$500m)	2045	394	371
		1,185	1,116

11. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below shows the changes in liabilities arising from financing activities.

	2018					2017

	Balance sheet line item					Balance sheet line item

	Debt securities in issue £m	Subordinated liabilities £m	Other equity instruments £m	Dividends paid £m	Total £m	Debt securities in issue £m	Subordinated liabilities £m	Other equity instruments £m	Dividends paid £m	Total £m
At 1 January	6,256	1,116	2,041	–	9,413	4,464	1,222	1,545	–	7,231
Cash flows from financing activities	2,658	–	–	(1,268)	1,390	2,103	–	496	(964)	1,635
Cash flows from operating activities	(7)	–	–	–	(7)	(3)	–	–	–	(3)
Non-cash changes:
– Unrealised foreign exchange	418	–	–	–	418	(324)	(106)	–	–	(430)
– Other changes	(30)	69	–	1,268	1,307	16	–	–	964	980
At 31 December	9,295	1,185	2,041	–	12,521	6,256	1,116	2,041	–	9,413

Santander UK Group Holdings plc	231

Annual Report 2018 | Financial statements

12. CONTINGENT LIABILITIES AND COMMITMENTS

Capital Support Deed

At 31 December 2018, Santander UK plc, Abbey National Treasury Services plc and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, were party to a capital support deed dated 23 December 2015 (the Capital Support Deed 2015) with Santander UK Group Holdings plc and certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed 2015 were permitted by the PRA to form a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group were exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed 2015 was to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breached or was at risk of breaching its capital resources requirements or risk concentrations requirements.

The core UK group permission as supported by the Capital Support Deed 2015 expired on 31 December 2018. With effect from 1 January 2019, and in accordance with our ring-fenced structure, ANTS, Santander UK Group Holdings plc and Santander Equity Investments Limited have entered into a Capital Support Deed dated 13 November 2018 (the NRFB Sub-Group Capital Support Deed). From 1 January 2019, the parties to the NRFB Sub-Group Capital Support Deed have been permitted by the PRA to form a core UK group, a permission which will expire on 31 December 2021. Other than the change of the entities in scope, the purpose of the NRFB Sub-Group Capital Support Deed is the same as the Capital Support Deed 2015.

13. SHARE CAPITAL

Details of the Company’s share capital are set out in Note 33 to the Consolidated Financial Statements.

14. OTHER EQUITY INSTRUMENTS

Details of the Company’s other equity instruments are set out in Note 34 to the Consolidated Financial Statements.

15. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in respect of the Santander UK group are set out in Note 39 to the Consolidated Financial Statements.

16. RELATED PARTY TRANSACTIONS

The Company’s only transactions with related parties arise in connection with the receipt of dividends declared by its subsidiaries, payment of dividends on its own ordinary shares and Perpetual Capital Securities, interest payments to its subsidiary on intercompany loans and interest received from its subsidiary relating to downstreamed funding of senior debt, as well as the transactions entered into as part of the implementation of Santander UK’s ring-fencing plans as set in Note 43 to the Consolidated Financial Statements.

17. EVENTS AFTER THE BALANCE SHEET DATE

See Note 45 to the Consolidated Financial Statements.

232	Santander UK Group Holdings plc

Shareholder information

Contents

Selected financial data	234
Subsidiaries, joint ventures and associates	240
Forward-looking statements	243

Santander UK Group Holdings plc 233

Annual Report 2018 | Shareholder information

Selected financial data

The financial information set forth below for the years ended 31 December 2018, 2017 and 2016 and at 31 December 2018 and 2017 has been derived from the audited Consolidated Financial Statements of Santander UK Group Holdings plc (the Company) and its subsidiaries (together, the Santander UK group) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Consolidated Financial Statements and the Notes thereto.

The financial information of Santander UK Group Holdings plc and its subsidiaries has been presented at 31 December 2014 as if the Company and Santander UK plc and its subsidiaries have always been part of the same consolidated group using merger accounting principles. The financial information has been derived from the consolidated financial statements of Santander UK plc and its subsidiaries not included in this Annual Report and prepared on the basis set out in Note 1 to the Consolidated Financial Statements.

BALANCE SHEETS

	2018(2, 3)	2017	2016	2015	2014

	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	24,180	32,771	17,107	16,842	22,562
Financial assets at fair value through profit or loss:
– Trading assets	–	30,555	30,035	23,961	21,700
– Derivative financial instruments	5,321	19,942	25,471	20,911	23,021
– Other financial assets at fair value through profit or loss	6,137	2,096	2,140	2,398	2,881
Financial assets at amortised cost:
– Loans and advances to customers(1)	201,619	199,332	199,733	198,043	188,691
– Loans and advances to banks(1)	3,515	3,466	4,352	3,551	2,057
– Reverse repurchase agreements – non trading(1)	21,127	2,614
– Other financial assets at amortised cost	7,228
Financial assets at fair value through other comprehensive income	13,302
Financial investments		17,611	17,466	9,064	9,062
Interests in other entities	88	73	61	48	38
Intangible assets	1,814	1,742	1,685	1,600	1,556
Property, plant and equipment	1,835	1,598	1,491	1,597	1,624
Current tax assets	106	–	–	51	–
Retirement benefit assets	842	449	398	556	315
Other assets	2,267	2,511	2,571	2,156	1,839
Total assets	289,381	314,760	302,510	280,778	275,346
Liabilities
Financial liabilities at fair value through profit or loss:
– Trading liabilities	–	31,109	15,560	12,722	15,333
– Derivative financial instruments	1,594	17,613	23,103	21,508	22,732
– Other financial liabilities at fair value through profit or loss	6,286	2,315	2,440	2,016	2,848
Financial liabilities at amortised cost:
– Deposits by customers	173,692	177,421	172,726	163,232	153,606
– Deposits by banks(1)	17,824	12,708	9,769	8,278	8,214
– Repurchase agreements – non trading(1)	10,910	1,076
– Debt securities in issue	55,906	48,860	54,792	50,457	51,790
– Subordinated liabilities	3,601	3,793	4,303	3,885	4,002
Other liabilities	2,507	2,728	3,221	2,445	2,441
Provisions	515	558	700	870	491
Current tax liabilities	–	3	53	1	69
Deferred tax liabilities	211	88	128	223	59
Retirement benefit obligations	115	286	262	110	199
Total liabilities	273,161	298,558	287,057	265,747	261,784
Equity
Share capital	7,060	7,060	7,060	7,060	11,268
Other equity instruments	2,041	2,041	1,545	1,545	800
Merger reserve	–	–	–	–	(2,543)
Retained earnings	6,439	6,399	5,925	5,721	3,425
Other reserves	280	301	524	314	273
Total shareholders’ equity	15,820	15,801	15,054	14,640	13,223
Non-controlling interests	400	401	399	391	339
Total equity	16,220	16,202	15,453	15,031	13,562
Total liabilities and equity	289,381	314,760	302,510	280,778	275,346

(1)

From 1 January 2018, the non-trading repurchase agreements and non-trading reverse repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are represented accordingly.

(2)	On 1 January 2018, the Santander UK group adopted IFRS 9, as described in Note 44 to the Consolidated Financial Statements.
(3)	In 2018, the Santander UK group completed the implementation of its ring-fencing plans, as described in Note 43 to the Consolidated Financial Statements.

234	Santander UK Group Holdings plc

> Selected financial data

INCOME STATEMENTS

	2018(1, 2)	2017	2016	2015	2014

	£m	£m	£m	£m	£m
Net interest income	3,606	3,803	3,582	3,575	3,434
Net fee and commission income	749	807	770	715	739
Net trading and other income	188	302	443	283	297
Total operating income	4,543	4,912	4,795	4,573	4,470
Operating expenses before credit impairment losses, provisions and charges	(2,563)	(2,502)	(2,417)	(2,403)	(2,397)
Credit impairment losses	(153)	(203)	(67)	(66)	(258)
Provisions for other liabilities and charges	(260)	(393)	(397)	(762)	(416)
Total operating credit impairment losses, provisions and charges	(413)	(596)	(464)	(828)	(674)
Profit before tax	1,567	1,814	1,914	1,342	1,399
Tax on profit	(446)	(560)	(597)	(380)	(289)
Profit after tax	1,121	1,254	1,317	962	1,110

Attributable to:
Equity holders of the parent	1,082	1,215	1,272	914	1,070
Non-controlling interests	39	39	45	48	40
Profit after tax	1,121	1,254	1,317	962	1,110

(1)   On 1 January 2018, the Santander UK group adopted IFRS 9, as described in Note 44 to the Consolidated Financial Statements.

(2)   In 2018, the Santander UK group completed the implementation of its ring-fencing plans, as described in Note 43 to the Consolidated Financial Statements.

SELECTED STATISTICAL INFORMATION

	2018(1, 2)	2017	2016	2015	2014

	%	%	%	%	%
Capital ratios:
CET1 capital ratio	13.2	12.2	11.6	11.6	11.9
Total capital ratio	19.1	17.8	17.3	17.4	17.3
Equity to assets ratio(3)	4.52	4.35	4.40	4.47	4.26
Profitability ratios:
Return on assets(4)	0.37	0.40	0.44	0.34	0.40
Return on ordinary shareholders’ equity(5)	7.9	8.9	9.6	7.2	9.0
Cost-to-income ratio(6)	56	51	50	53	54
NPL ratio(7)	1.20	1.42	1.50	1.54	1.80
Loan-to-deposit ratio(8)	116	113	116	121	124
Dividend payout ratio per SEC Guide 3(9)	104	46	47	50	46

(1)	On 1 January 2018, the Santander UK group adopted IFRS 9, as described in Note 44 to the Consolidated Financial Statements.
(2)	In 2018, the Santander UK group completed the implementation of its ring-fencing plans, as described in Note 43 to the Consolidated Financial Statements.
(3)	Average ordinary shareholders’ equity divided by average total assets. Average balances are based on monthly data.
(4)	Profit after tax divided by average total assets. Average balances are based on monthly data.
(5)	Profit after tax divided by average ordinary shareholders’ equity.
(6)	Total operating expenses before impairment losses, provisions and charges divided by total operating income.
(7)	NPLs as a percentage of customer assets.
(8)

Loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos). From 1 January 2018, non-trading repurchase agreements and non-trading reverse repurchase agreements are now presented as separate lines in the balance sheet, as described in Note 1 to the Consolidated Financial Statements.

(9)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.

Santander UK Group Holdings plc	235

Annual Report 2018 | Shareholder information

Alternative Performance Measures (APMs)

This Annual Report includes certain financial measures which are not accounting measures within the scope of IFRS. Management reviews APMs in order to measure Santander UK’s overall performance, position and profitability, as well as to show business growth excluding ring-fence transfers, and believes that presentation of these financial measures provides useful information to investors on the Santander UK group. APMs are presented to identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting.

APMs are not accounting measures within the scope of IFRS. These measures show historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures, as outlined below in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

1. Return on tangible equity (RoTE)

2. Adjusted dividend payout ratio

3. Adjusted profit before tax

4.1 Lending to non-CRE trading businesses

4.2. CRE lending

	2018	2017	2016
RoTE	9.0%	10.2%	10.9%
Adjusted dividend payout ratio	47%
Adjusted profit before tax	£1,725m	£1,952m	£2,031m
Change in lending to non-CRE trading businesses	£0.5bn
Change in CRE lending	£(1.1)bn

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

	2018	2017	2016

	£m	£m	£m
Profit after tax	1,121	1,254	1,317
Less: non-controlling interests	(39)	(39)	(45)
Profit due to equity holders of the parent (A)	1,082	1,215	1,272
Average shareholders’ equity	16,211	15,828	15,242
Less: average AT1 securities	(2,041)	(1,793)	(1,545)
Less: average non-controlling interests	(401)	(400)	(395)
Average ordinary shareholders’ equity(1) (B)	13,769	13,635	13,302
Average goodwill and intangible assets(1)	(1,778)	(1,714)	(1,643)
Average tangible equity(1) (C)	11,991	11,921	11,659
Return on ordinary shareholders’ equity (A/B)	7.9%	8.9%	9.6%
RoTE (A/C)	9.0%	10.2%	10.9%

(1)	Average balances are based on the average of the current and prior year closing balances.

Management does not assess ‘Return on ordinary shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.

2. Adjusted dividend payout ratio

2018(1)

£m
Ordinary dividends declared (A)	1,123
Less interim dividend associated with ring-fence transfers	(668)
Adjusted ordinary dividends declared (B)	455
Profit after tax	1,121
Less non-controlling interests	(39)
Less payment of dividend on equity accounted instruments after tax less accruals	(120)
Profit due to ordinary shareholders (C)	962

Dividend payout ratio (A/C)	117%
Adjusted dividend payout ratio (B/C)	47%

(1)	Adjusted dividend payout ratio is an APM for 2018 only.

Management does not assess ‘Dividend payout ratio’ as a key performance indicator of the business, and therefore a reconciliation of the ‘Adjusted dividend payout ratio’ target for 2018 to an equivalent target for ‘Dividend payout ratio’ is not available without unreasonable efforts.

Dividend policy is to pay 50% of recurring earnings, which is calculated using forecasted profits during the year. The timing of the declaration and payment of interim dividends is a consequence of Santander UK’s status as a subsidiary. As a result, the ‘Adjusted dividend payout ratio’ calculated using ‘Profit due to ordinary shareholders’ differs slightly from our strategic target of 50%. The interim dividend payment of £668m in the third quarter of 2018, associated with ring-fence transfers, was not included in the calculation of our ‘Adjusted dividend payout ratio’.

236	Santander UK Group Holdings plc

> Selected financial data

3. Adjusted profit before tax

Adjusted profit before tax is defined as profit before tax excluding the accrued interest release on a foreign tax liability, the gain on sale of Vocalink Holdings Limited shareholding, the gain on sale of Visa Europe Limited shareholding, Banking Reform costs including intangible asset write-downs, certain PPI provision charges, other conduct provision (releases)/charges and other provision charges. A reconciliation between adjusted profit before tax and profit before tax, the nearest IFRS measure, is as follows:

	2018	2017	2016

	£m	£m	£m
Net interest income
Reported	3,606	3,803	3,582
Adjust for release of accrued interest on a foreign tax liability	–	(39)	–
Adjusted	3,606	3,764	3,582

Non-interest income
Reported	937	1,109	1,213
Adjust for gain on sale of Vocalink Holdings Limited shareholding	–	(48)	–
Adjust for gain on sale of Visa Europe Limited shareholding	–	–	(119)
Adjusted	937	1,061	1,094

Operating expenses before credit impairment losses, provisions and charges
Reported	(2,563)	(2,502)	(2,417)
Adjust for Banking Reform costs	38	81	122
Adjust for GMP equalisation costs	40	–	–
Adjusted	(2,485)	(2,421)	(2,295)

Provisions for other liabilities and charges
Reported	(260)	(393)	(397)
Adjust for PPI provision charge	–	109	114
Adjust for other conduct provision (release) / charge	(11)	35	–
Adjust for other provision charges	91	–	–
Adjusted	(180)	(249)	(283)

Profit before tax
Reported	1,567	1,814	1,914
Specific gains, expenses and charges	158	138	117
Adjusted profit before tax	1,725	1,952	2,031

The financial results for 2018, 2017 and 2016 included a number of specific income, expenses and charges. Management believes that the operating trends of the business can be better understood if these items are identified separately. The aggregate impact on profit before tax in 2018 was £158m (2017: £138m, 2016: £117m). The specific income, expenses and charges are outlined below:

–	Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to claim expired in 2017. The income of £39m is reported in Corporate Centre net interest income for 2017.

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

–	Banking Reform costs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Banking Reform costs are reported in Corporate Centre operating expenses before credit impairment losses, provisions and charges.

–	GMP equalisation costs

On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to guaranteed minimum pension (GMP), and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and is based on a number of assumptions and the actual impact may be different. This has been recognised in the closing liability as a pre-tax expense.

–	PPI provision charge

Provisions for other liabilities and charges for 2017 were £109m. This included a fourth quarter net provision of £40m relating to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We also provided £32m in the first quarter of 2017, when we applied the principles published in the March 2017 FCA paper, and £37m in the second quarter of 2017, relating to a specific PPI portfolio review as well.

Santander UK Group Holdings plc	237

Annual Report 2018 | Shareholder information

–	Other conduct provision (release)/charge

Provisions for other liabilities and charges of £35m in 2017 relate to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress. Following further analysis of the impacted population, management has assessed the provision requirements resulting in a release of £11m in the second quarter of 2018.

–	Other provision charges

In the fourth quarter of 2018, we were fined £33m by the FCA in relation to an investigation into our historical probate and bereavement practices. We have completed a comprehensive tracing exercise and have already successfully transferred the majority of funds in deceased customers’ accounts to their rightful beneficiaries, with compensatory interest where appropriate.

In the fourth quarter of 2018 we made a £58m provision in relation to our consumer credit business operations. This charge is management’s current best estimate as we continue to assess the scope of this issue.

4. Adjusted CRE and non-CRE trading businesses lending

	2018	2017	Change

	£bn	£bn	£bn
Lending to non-CRE trading businesses
Reported	11.5	11.5	–
Adjust for ring-fence transfers and risk management initiative	0.5	–	0.5
Adjusted	12.0	11.5	0.5

CRE lending
Reported	6.2	7.9	(1.7)
Adjust for ring-fence transfers and risk management initiative	0.6	–	0.6
Adjusted	6.8	7.9	(1.1)

In July 2018, we transferred customer loans from Santander UK to Banco Santander London Branch as part of ring-fence implementation.

In September 2018, we also transferred customer loans to Banco Santander London Branch under a risk management initiative.

238	Santander UK Group Holdings plc

> Selected financial data

This page left intentionally blank

Santander UK Group Holdings plc	239

Annual Report 2018 | Shareholder information

Subsidiaries, joint ventures and associates

In accordance with Section 409 of the Companies Act 2006, details of Santander UK Group Holdings plc’s subsidiaries, joint ventures and associates at 31 December 2018 are set out below.

Subsidiaries

All subsidiaries are consolidated by the Santander UK group.

Incorporated and registered in England and Wales:

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
2 & 3 Triton Limited	A	Indirect	Ordinary £1	–	100
A & L CF December (1) Limited (in liquidation)	F	Indirect	Ordinary £1	–	100
A & L CF June (2) Limited	A	Indirect	Ordinary £1	–	100
A & L CF June (3) Limited	A	Indirect	Ordinary £1	–	100
A & L CF March (5) Limited	A	Indirect	Ordinary £1	–	100
A & L CF September (4) Limited	A	Indirect	Ordinary £1	–	100
Abbey National Beta Investments Limited	A	Indirect	Ordinary £1	–	100
Abbey National Business Office Equipment Leasing Limited	A	Indirect	Ordinary £1	–	100
Abbey National Nominees Limited	A	Indirect	Ordinary £1	–	100
Abbey National PLP (UK) Limited	A	Indirect	Ordinary £1	–	100
Abbey National Property Investments	A	Indirect	Ordinary £1	–	100
Abbey National Treasury Services Investments Limited	A	Indirect	Ordinary £1	–	100
Abbey National Treasury Services Overseas Holdings	A	Indirect	Ordinary £1	–	100
Abbey National Treasury Services plc	A	Direct	Ordinary £1	100	100
Abbey National UK Investments	A	Indirect	Ordinary €0.20 Ordinary £1	–	100
Abbey Stockbrokers (Nominees) Limited	A	Indirect	Ordinary £1	–	100
Abbey Stockbrokers Limited	A	Indirect	Ordinary £1 A Preference £1 B Preference £1	–	100
Alliance & Leicester Cash Solutions Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Commercial Bank Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Investments (Derivatives) Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Investments (No.2) Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Investments Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Limited	G	Indirect	Ordinary £0.50	–	100
Alliance & Leicester Personal Finance Limited	G	Indirect	Ordinary £1	–	100
AN (123) Limited	A	Indirect	Ordinary £0.10	–	100
ANITCO Limited	A	Indirect	Ordinary £1	–	100
Athena Corporation Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Holdings Limited	A	Indirect	Ordinary £1	–	100
Cater Allen International Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Lloyd’s Holdings Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Syndicate Management Limited	A	Indirect	Ordinary £1	–	100
First National Motor Business Limited	A	Indirect	Ordinary £1	–	100
First National Motor Contracts Limited	A	Indirect	Ordinary £1	–	100
First National Motor Facilities Limited	A	Indirect	Ordinary £1	–	100
First National Motor Finance Limited	A	Indirect	Ordinary £1	–	100
First National Motor Leasing Limited	A	Indirect	Ordinary £1	–	100
First National Motor plc	B	Indirect	Ordinary £1	–	100
First National Tricity Finance Limited	A	Indirect	Ordinary £1	–	100
Insurance Funding Solutions Limited	A	Indirect	Ordinary £1	–	100
Liquidity Limited	A	Indirect	Ordinary A £0.10 Ordinary B1 £0.10 Ordinary B2 £0.10 Preference £1	–	100
Mortgage Engine Limited	A	Indirect	Ordinary £1	–	100
PSA Finance UK Limited	H	Indirect	Ordinary £1	–	50
Santander (CF Trustee Property Nominee) Limited	L	Trust relationship	Ordinary £1	–	–
Santander (CF Trustee) Limited	L	Trust relationship	Ordinary £1	–	–
Santander (UK) Group Pension Scheme Trustees Limited	L	Direct	Ordinary £1	100	100

240	Santander UK Group Holdings plc

> Subsidiaries, joint ventures and associates

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Santander Asset Finance (December) Limited	G	Indirect	Ordinary £1	–	100
Santander Asset Finance plc	A	Indirect	Ordinary £0.10	–	100
Santander Cards Limited	A	Indirect	Ordinary £1	–	100
Santander Cards UK Limited	A	Indirect	Ordinary £1	–	100
Santander Consumer (UK) plc	B	Indirect	Ordinary £1	–	100
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	–	100
Santander Equity Investments Limited	A	Direct	Ordinary £1	100	100
Santander Estates Limited	G	Indirect	Ordinary £1	–	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	–	100
Santander Guarantee Company	A	Indirect	Ordinary £1	–	100
Santander Lending Limited	A	Indirect	Ordinary £1	–	100
Santander Mortgage Holdings Limited	A	Indirect	Ordinary £1	–	100
Santander Private Banking UK Limited	A	Indirect	Ordinary £1	–	100
Santander Secretariat Services Limited	A	Direct	A Ordinary US$0.01	100	100
Santander UK Foundation Limited	A	Direct	Guarantee ownership	100	100
Santander UK Operations Limited	A	Indirect	Ordinary A £1 Ordinary B £1	– –	100 100
Santander UK (Structured Solutions) Limited	A	Indirect	Ordinary £0.01	–	100
Santander UK Technology Limited	A	Indirect	Ordinary £1	–	100
Santander UK plc	A	Direct	Ordinary £0.10	100	100
Sheppards Moneybrokers Limited	A	Indirect	Ordinary £1	–	100
Solarlaser Limited	A	Indirect	Ordinary £1	–	100
SCF Eastside Locks GP Limited	L	Trust relationship	Ordinary £1	–	–
The Alliance & Leicester Corporation Limited	A	Indirect	Ordinary £1	–	100
Time Retail Finance Limited (in liquidation)	F	Indirect	Ordinary £1 Ordinary £0.0001	– –	100 100
Tuttle and Son Limited	A	Indirect	Ordinary £1	–	100
Wave SME Holdings Limited	A	Direct	Ordinary £1	100	100
Wave SME Technology Limited	A	Direct	Ordinary £1	100	100
(1) Refer to the key at the end of this section for the registered office address. Incorporated and registered outside England and Wales:

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
A & L CF (Guernsey) Limited	M	Indirect	Ordinary £1	–	100
Abbey Business Services (India) Private Limited	P	Indirect	Ordinary INR 10	–	100
Abbey National International Limited	N	Indirect	Ordinary £1	–	100
ALIL Services Limited	Q	Indirect	Ordinary £1	–	100
Carfax (Guernsey) Limited	M	Indirect	Ordinary £1	–	100
Santander Cards Ireland Limited	J	Indirect	Ordinary €1 Ordinary €1.27	–	100
Santander International Limited	N	Direct	Ordinary £1	100	100
Santander ISA Managers Limited	I	Indirect	Ordinary £1	–	100
Sovereign Spirit Limited	O	Indirect	Ordinary BMD 1	–	100
Whitewick Limited	N	Indirect	Ordinary £1	–	100

(1)	Refer to the key at the end of this section for the registered office address, including the country.

Santander UK Group Holdings plc	241

Annual Report 2018 | Shareholder information

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

Name of entity	Registered office(1)	Name of entity	Registered office(1)
Abbey Covered Bonds LLP	A	Langton Funding (No.1) Limited	C
Abbey Covered Bonds (LM) Limited	E	Langton Mortgages Trustee (UK) Limited	A
Abbey Covered Bonds (Holdings) Limited	E	Langton PECOH Limited	C
Auto ABS UK Loans plc	C	Langton Securities (2008-1) plc	C
Auto ABS UK Loans 2017 Holdings Limited	C	Langton Securities (2010-1) plc	C
Auto ABS UK Loans 2017 plc	C	Langton Securities (2010-2) plc	C
Fosse (Master Issuer) Holdings Limited	C	Langton Securities Holdings Limited	C
Fosse Funding (No.1) Limited	C	MAC No. 1 Limited	A
Fosse Master Issuer plc	C	Motor 2015-1 Holdings Limited	C
Fosse PECOH Limited	C	Motor 2015-1 plc	C
Fosse Trustee (UK) Limited	A	Motor 2016-1 Holdings Limited	C
HCUK Auto Funding 2016-1 Limited (In liquidation)	D	Motor 2016-1 plc	C
Holmes Funding Limited	A	Motor 2016-1M Limited (In liquidation)	D
Holmes Holdings Limited	A	Motor 2017-1 Holdings Limited	C
Holmes Master Issuer plc	A	Motor 2017-1 plc	C
Holmes Trustees Limited	A	PECOH Limited	A

(1)	Refer to the key at the end of this section for the registered office address.

Joint ventures and associates

All these entities are registered in England and Wales and are accounted for by the equity method of accounting.

Name of joint venture	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Hyundai Capital UK Limited	K	Indirect	Ordinary £1	–	50
PSA UK Number 1 plc	H	Indirect	B Ordinary £1 C Ordinary £1	–	50
Syntheo Limited	A	Indirect	Ordinary £1	–	50

(1)	Refer to the key at the end of this section for the registered office address.

All entities are joint ventures, except for PSA UK Number 1 plc which is an associate.

Overseas branches

The Company has no overseas branches. Abbey National Treasury Services plc, a subsidiary, has branch offices in Jersey and the Isle of Man.

Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	35 Great St. Helen’s, London EC3A 6AP
D	40a Station Road, Upminster, Essex RM14 2TR
E	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
F	Griffins, Tavistock House South, Tavistock Square, London WC1H 9LG
G	Building 3, Floor 2, Carlton Park, Narborough, Leicester LE19 0AL
H	61 London Road, Redhill RH1 1QA
I	287 St. Vincent Street, Glasgow, Scotland G2 5NB
J	25/28 North Wall Quay, Dublin 1, Ireland
K	London Court, 39 London Road, Reigate RH2 9AQ
L	Santander House, 201 Grafton Gate East, Milton Keynes MK9 1AN
M	Fourth Floor, The Albany, South Esplanade, St. Peter Port, Guernsey GY1 4NF
N	19-21 Commercial Street, St. Helier, Jersey JE2 3RU
O	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
P	The Residency, 7th Floor, 133/1 Residency Road, Bangalore, KA 560 025, India
Q	19/21 Prospect Hill, Douglas, Isle of Man IM99 1RY

242	Santander UK Group Holdings plc

> Forward-looking statements

Forward-looking statements

Santander UK may from time to time make written or oral forward-looking statements. Santander UK makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of plans, objectives or goals of Santander UK or its management, including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements.

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

–	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud
–	the extent to which changes in accounting standards could impact Santander UK’s reported earnings
–	the extent to which Santander UK relies on third parties and affiliates for important infrastructure support, products and services
–	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates
–	the extent to which different disclosure and accounting principles between the UK and the US may provide you with different or less information about us than you expected
–	the risk associated with enforcement of judgements in the US.

Please refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2018) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Santander UK Group Holdings plc	243

Annual Report 2018 | Other information for US investors

Other information for US investors

> Risk factors

Risk factors

An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we, our or the Santander UK group) involves a number of risks, the material ones of which are set out below.

We are vulnerable to disruptions and volatility in the global financial markets

Over the past 10 years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to periods of reduced liquidity and greater volatility (including volatility in spreads). Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy. Investors remain cautious and a slowing or failing of the global economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the financial services industry.

Financial markets over the past three years have been affected, and still are, by a series of political events, which include the United Kingdom’s (UK) vote in June 2016 to leave the European Union (EU), and the general election in the UK in June 2017, which caused significant volatility in the global stock and foreign exchange markets (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us’). Further, there continues to be significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate going forward as a result of the UK’s vote to leave the EU, as the delay in any agreement continues. Such uncertainties have had, and may continue to have, a negative impact on macroeconomic conditions and our operations, financial condition and prospects, and the global economic environment may continue to be adversely affected by political developments (for more information, see the risk factor entitled ‘We may suffer adverse effects as a result of the political, economic and sovereign debt tensions in the eurozone’).

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers, particularly if interest rates continue to rise in 2019 following repeated comments by the Bank of England (BoE) to raise rates, “at a gradual pace and to a limited extent”. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins, liquidity and profitability, particularly given the sustained low interest rate environment expected in the medium term.

Our operations, financial condition and prospects may be materially impacted by economic conditions in the UK

Our business activities are concentrated in the UK, where we offer a range of banking and financial products and services to UK retail and corporate customers. As a consequence, our operations, financial condition and prospects are significantly affected by the general economic conditions in the UK.

Our financial performance is intrinsically linked to the UK economy and the economic prosperity and confidence of consumers and businesses. The state of the UK economy, along with its related impacts on our profitability, remains a risk. Conversely, a strengthened UK economic performance may increase the possibility of a higher interest rate environment and we note that the BoE has commented that it expects to continue to raise interest rates at a steady pace if the economy performs in line with its expectations. In such a scenario, there is a risk that other market participants might offer more competitive product pricing resulting in increased customer attrition and the potential for an increase in defaults on our mortgage and/or loan repayments.

In particular, we may face, among others, the following risks related to any future economic downturn:

–

Increased regulation of our industry. Compliance with such regulation will continue to increase our costs, may affect the pricing of our products and services, increase our conduct and regulatory risks related to non-compliance, reduce investment available to enhance our product offerings, limit our ability to pursue business opportunities and impact our strategy

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

–	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected
–	The recovery of the international financial industry may be delayed and impact our operations, financial condition and prospects
–

Adverse macroeconomic shocks may negatively impact the household income of our retail customers and the profitability of our business customers, which may adversely affect the recoverability of our loans and other extensions of credit and result in increased credit losses.

The possibility of a renewed economic downturn resulting in negative economic growth in the UK remains a real risk, particularly given an agreement for exiting the EU has yet to be reached. This has, to a certain extent, been reflected in the downgrade of the Office for Budget Responsibility (OBR) forecasts for economic growth for 2018, published with the Budget at the end of October 2018 and the downgrade of the UK’s sovereign credit rating in September 2017 (for more information, see the risk factor entitled ‘An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our operations, financial condition and prospects’). Uncertainty surrounding the future of the eurozone is less acute than before, but a slow increase in growth may pose a risk of a further slowdown in the UK’s principal export markets which would have an adverse effect on the broader UK economy, and could cause uncertainty in relation to the terms of the UK’s exit from the EU. The future trading arrangements agreed between the EU and the UK could also have an adverse impact, particularly if the UK has to resort to using World Trade Organization (WTO) rules from the EU. The future trading arrangements agreed between the EU and the UK could also have an adverse impact, particularly if the UK has to resort to using WTO rules.

Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in UK, EU or global economic conditions could reduce the recoverability and value of our assets and require an increase in our level of provisions for bad and doubtful debts. There can be no assurance that we will not have to increase our provisions for loan losses in the future as a result of increases in non-performing loans and/or for other reasons beyond our control. Material increases in our provisions for loan losses and write-offs or charge-offs could have an adverse effect on our operations, financial condition and prospects. Any significant related reduction in the demand for our products and services could have a material adverse effect on our operations, financial condition and prospects.

Santander UK Group Holdings plc	245

Annual Report 2018 | Other information for US investors

Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us

On 23 June 2016, the UK held a referendum (the UK EU Referendum) on its membership of the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the UK’s exit from, and future relationship with, the EU and the basis of the UK’s future trading relationship with the rest of the world.

On 29 March 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice triggered a two year period of negotiation to determine the terms on which the UK will exit the EU and the framework for the UK’s future relationship with the EU. Unless extended, the UK’s EU membership will cease after this two year period.

There is a possibility that the UK’s EU membership ends at such time without reaching any agreement on the terms of its relationship with the EU going forward, and currently the Withdrawal Agreement, which provides for a transitional period whilst the Future Relationship is negotiated, has not been ratified by the UK Parliament.

A general election in the UK was held on 8 June 2017 (the General Election). The General Election resulted in a hung parliament with no political party obtaining the majority required to form an outright government. On 26 June 2017 it was announced that the Conservative party had reached an agreement with the Democratic Unionist Party (the DUP) in order for the Conservative party to form a minority government with legislative support (‘confidence and supply’) from the DUP. There is an ongoing possibility of an early general election ahead of 2022 and of a change of government.

The continuing uncertainty surrounding the Brexit outcome has had an effect on the UK economy, particularly towards the end of 2018, and this may continue into 2019. Consumer and Business confidence indicators have continued to fall, for example the GfK consumer confidence index fell to -14 in January 2019, and this has had a significant impact on consumer spending and investment, both of which are vital components of economic growth.

The outcome of Brexit remains unclear, however, a UK exit from the EU with a no-deal continues to remain a possibility and the consensus view is that this would have a negative impact on the UK economy, affecting its growth prospects, based on scenarios put forward by such institutions as the BoE, HM Government and other economic forecasters.

While the longer term effects of the UK’s imminent departure from the EU are difficult to predict, there is short term political and economic uncertainty. The Governor of the BoE warned that the UK exiting the EU without a deal could lead to considerable financial instability, a very significant fall in property prices, rising unemployment, depressed economic growth, higher inflation and interest rates. The Governor also warned that the Bank would not be able to apply interest rate reductions. This could inevitably affect the UK’s attractiveness as a global investment centre, and would likely have a detrimental impact on UK economic growth.

If a no-deal Brexit did occur it would be likely that the UK’s economic growth would slow significantly, and it would be possible that there would be severely adverse economic effects.

The UK’s imminent departure from the EU has also given rise to further calls for a second referendum on Scottish independence and raised questions over the future status of Northern Ireland. These developments, or the perception that they could occur, could have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets (for more information, see the risk factor entitled ‘We are vulnerable to disruptions and volatility in the global financial markets’).

Asset valuations, currency exchange rates and credit ratings may be particularly subject to increased market volatility if the negotiation of the UK’s exit from the EU continues in the run-up to 29 March 2019 as a result of Parliament’s non-ratification of the Withdrawal Agreement. The major credit rating agencies changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum, and that has not changed (for more information, see the risk factor entitled ‘An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our operations, financial condition and prospects’). In addition, we are subject to substantial EU-derived regulation and oversight. Although legislation has now been passed transferring the EU acquis into UK law, there remains significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate when the UK is no longer a member of the EU, and the basis on which cross-border financial business will take place after the UK leaves the EU.

Operationally, we and other financial institutions may no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the EU. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operating results, financial condition and prospects.

Ongoing uncertainty within the UK Government and Parliament, and the rejection of the Withdrawal Agreement by the House of Commons, and the risk that this results in the Government falling could cause significant market and economic disruption, which could have a material adverse effect on our operations, financial condition and prospects.

Continued ambiguity relating to the UK’s withdrawal from the EU, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operations, financial condition and prospects.

246	Santander UK Group Holdings plc

> Risk factors

We are subject to substantial regulation and governmental oversight which could adversely affect our operations, financial condition and prospects

Supervision and new regulation

As a financial services group, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and in each other location in which we operate. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the European Central Bank (ECB), and various legal and regulatory regimes (including the US) that have extra-territorial effect.

The laws, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws, regulations and policies by regulators are also subject to change. Furthermore, there is uncertainty regarding the on-shoring of EU regulations into the UK upon the UK’s exit from the EU and the changes that will be implemented in that process (including the further powers that will be given to UK regulators), as well as regarding the level of convergence or divergence with EU regulations, initiatives and reforms (including during any transitional period). Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect our business, including Spain, the US, the EU, Latin America and other jurisdictions.

The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions is still evolving. Moreover, to the extent these laws, regulations and policies apply to us, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such laws, regulations and policies as well as any deficiencies in our compliance with such laws, regulations and policies, could result in significant loss of revenue, impact our strategy, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application will not adversely affect us.

During periods of market turmoil in the past 10 years, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision is maintained by the Prudential Regulation Authority (PRA), the Financial Conduct Authority (FCA), the Payment Systems Regulator (PSR) and the Competition and Markets Authority (CMA).

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational and compliance costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect our competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our operations, financial condition and prospects.

Banking Reform

The Financial Services (Banking Reform) Act 2013 (the Banking Reform Act) established a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail deposits were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. The Santander UK group is subject to the ring-fencing regulatory regime introduced under the Banking Reform Act and adopted through secondary legislation which it is required to comply with from 1 January 2019. Accordingly, the Santander UK group has implemented the separation – or ring-fencing – of its core retail and small business deposit taking activities from its wholesale markets and investment banking activities.

Santander UK plc, being the main banking entity within the ring-fenced part of the UK group, will serve our retail, commercial and corporate customers. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc or Cater Allen Limited, which is also a ring-fenced bank. Wholesale markets and investment banking activities which, from 1 January 2019, are prohibited from being transacted within the ring-fenced bank principally included our derivatives business with financial institutions and certain corporates, elements of our short term markets business, Santander UK plc’s branches in Jersey and the Isle of Man, and the United States (US) branch of Abbey National Treasury Services plc (ANTS).

Implementation of ring-fencing has involved material structural and operational changes to Santander UK plc’s business and the corporate group structure in the UK during 2018. Following consent from the PRA to the application to the High Court of England and Wales (the Court) for approval of our ring-fencing transfer scheme (the Scheme), our Scheme was approved by the Court on 12 June 2018.

In accordance with the Scheme: (i) ANTS has transferred the majority of its business; with products, transactions, arrangements and customers and other stakeholders which are permitted in the ring fence transferred to Santander UK plc and products, transactions, arrangements and customers and other stakeholders which are prohibited within the ring-fence transferred to the London branch of Banco Santander SA; and (ii) Santander UK plc has transferred its prohibited business and certain specified business that is permitted within the ring-fence to the London branch of Banco Santander SA. These transfers of business were implemented during July 2018.

On 11 December 2018, the Royal Court of Jersey approved the transfer of the business of the Jersey branch of Santander UK plc to a new Jersey branch of ANTS, which is a member of the Santander UK Group Holdings plc group outside the ring-fence, by way of a court-sanctioned transfer scheme under Jersey law (the Jersey Scheme). On 13 December 2018, the Isle of Man High Court of Justice approved the transfer of the business of the Isle of Man branch of Santander UK plc to a new Isle of Man branch of ANTS, by way of a court-sanctioned transfer scheme under Isle of Man law (the Isle of Man Scheme). The effective date of the Jersey Scheme and the Isle of Man Scheme was 17 December 2018.

ANTS has ceased the activities of its US branch, and surrendered its US licence with effect from 14 December 2018.

We completed our ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way the group now conducts its business operations in the UK, there is a risk that Santander UK plc and/or Cater Allen Limited may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence or core, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group.

Santander UK Group Holdings plc	247

Annual Report 2018 | Other information for US investors

From 1 January 2019, if the Santander UK group were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on the group’s UK activities or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Any of those sanctions could, if imposed, have a material adverse effect on our operations, financial condition and prospects.

The restructuring activities and migrations of businesses, assets and customer relationships mentioned above have had a material impact on how the Santander UK group conducts its business. While it has sought to implement each of the required changes with minimal impact on customers, the Santander UK group is unable to predict with certainty the attitudes and reaction of its customers. The structural changes which have been required could have a material adverse effect on our operations, financial condition and prospects.

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

Further, regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as Banco Santander SA’s main supervisory authority may have a material impact on our operations, financial condition and prospects and may be impacted by the terms of the UK’s exit from the EU (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us’).

Other regulatory reforms adopted or proposed in the wake of the financial crisis

The revised and re-enacted Markets in Financial Instruments legislation (MiFID) replaces the existing MiFID framework and comprises the Directive 2014/65 of the European Parliament and of the Council, of 15 May 2014 and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID2) and the Regulation 600/2014 of the European Parliament and of the Council of 15 May 2014 and amending Regulation (EU) No 648/2012 (MiFIR). The substantive provisions of MiFID came into force on 3 January 2018 and introduced an obligation to trade certain classes of Over-the-Counter (OTC) derivative contracts on trading venues. Certain details remain to be clarified in further binding technical standards to be adopted by the European Commission (the Commission). MiFID2 and MiFIR may lead to changes which negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs). It is possible that the measures and procedures we have introduced might, in future, be deemed to be misaligned with MiFID obligations, or that individuals within the business may not fully comply with the new procedures. If there are breaches of our MiFID obligations or of other existing laws and regulations relating to financial crime, we could face significant administrative, regulatory and criminal sanctions and restrictions on the conduct of our business and operations, as well as reputational damage. Therefore, any such breaches could have a material adverse effect on our operations, financial condition and prospects.

US regulation

In the US, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. The US Commodity Futures Trading Commission (the CFTC) and other US regulators have adopted a host of new regulations for swaps markets, including swap dealer registration, business conduct, mandatory clearing, exchange trading and margin regulations. Most of these regulations are already effective, although regulations applicable to ‘security-based swaps’ (i.e., swaps based on securities or narrow-based security indices) required to be implemented by the US Securities and Exchange Commission (SEC)) are generally not yet effective, but many of those requirements are expected to come into effect in 2019. Abbey National Treasury Services plc, which became provisionally registered as a swap dealer with the CFTC on 4 November 2013, is currently subject to swaps regulations for its US facing swaps activities. These rules have already increased the costs associated with our swaps business, and continued compliance with those rules, as well as pending SEC security-based swaps rules, could further increase those costs. In addition, certain cross-border regulatory conflicts could adversely affect the profitability of our swaps business by reducing the range of counterparties with which we can trade effectively.

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which includes the Company Santander UK plc in relation to its residential mortgage-backed securities programmes, to retain 5% of the credit risk of the assets subject to the securitisation. The rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5% (measured by fair value) of the most subordinated interest in the securitisation, or 5% (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. The Santander UK group was generally required to come into compliance with the Volcker Rule by July 2015, although the Federal Reserve extended the conformance deadline for pre-2014 ‘legacy’ investments in and relationships with private equity funds and hedge funds until 21 July 2017 and additional extensions for illiquid funds may be requested. On 30 May 2018, the Federal Reserve and other federal regulators requested comment on proposed modifications to the Volcker Rule, including modifications to the scope of restrictions on proprietary trading and investments in covered funds. It cannot be predicted at this time what, if any, modifications to the Volcker Rule may be adopted or what the impact of such changes would be for us.

248	Santander UK Group Holdings plc

> Risk factors

Each of these aspects of the Dodd-Frank Act, as well as the changes in US banking regulations, and increased uncertainty surrounding future changes, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act (including the Volcker Rule and any modifications to it) poses to us is not yet known, however, such risks could be significant and we could be materially and adversely affected by them.

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

Further work on overdraft charges – which remain under political scrutiny – is ongoing by the FCA. In December 2018, the FCA published a consultation and policy paper regarding overdraft charges, which included final rules and guidance to address low awareness and engagement in this market and a consultation on proposals to reform the ways banks and building societies charge for overdrafts. The FCA is also undertaking more general work on fair pricing in financial services, including in relation to savings, mortgages and insurance. This is also an area of priority for the CMA, which made recommendations for further work by the FCA in its December 2018 response to a super-complaint by Citizens Advice.

The FCA is conducting a Strategic Review of Retail Banking Business Models, looking at the potential effect of technological change, increased digitalisation and free-if-in-credit banking on firms’ business models. It is also looking to secure an appropriate degree of consumer protection for consumers in vulnerable circumstances. This review will inform the FCA’s ongoing policy work in retail banking and related areas. There can be no assurance that we will not be required to make changes to our business model as a result of this review or related work, and that such changes would not materially and adversely affect us.

In addition, the FCA and PSR continue to undertake a number of competition related studies and reviews across a number of our businesses. Intervention as a result of these studies and reviews, in addition to regulatory reforms, investigations and court cases affecting the UK financial services industry, could have an adverse effect on our operations, financial condition and prospects, or on our relations with our customers and potential customers.

Payments

The Second Payment Services Directive (PSD2) is a fundamental piece of payments-related legislation in Europe, the first part of which came into force in January 2018. The regulation aims to harmonise payment processing across Europe, and is being implemented in the UK by the FCA.

In the UK, PSD2 introduced Open Banking, which opened up access to customers’ online account and payments data to third party providers (TPPs). Customers are able to give secure access to certain TPPs authorised by the FCA or other European regulators to access account information and to make payments from current accounts. Following the CMA’s retail banking market investigation, the nine largest current account providers in the UK (the CMA-9) were required to accelerate certain of the PSD2 requirements and implement Open Banking by 13 January 2018.

The access method for customer accounts by TPPs is via an established Application Programme Interface (API) and, as one of the CMA-9, we have been required to undertake significant technical build to create these APIs and extend them to all categories of customers, account types and currencies.

Open Banking and PSD2 both have the potential to exacerbate a number of existing risks including data loss/data protection, cyber security, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity. Examples of the heightened risk include the risk of fraud relating to activities of a TPP pursuant to which funds are redirected to a third party not chosen by the customer; and the risk of data misuse by a TPP/other third party where the TPP has requested the data from Santander and this is provided to the TPP.

If the arrangements that we have made to comply with our Open Banking obligation prove to be inadequate or incompatible with legal and regulatory requirements or expectations, we could be required to make extensive and costly changes to our systems and controls, policies, and practices. We might also be fined by regulators, sued by customers, and might suffer reputational damage. Any requirement to make such changes, any liability to customers, any regulatory fines, or any reputational damage suffered, could have a material adverse effect on our operations, financial condition and prospects.

Financial Crime

A number of EU and UK regulatory measures targeted at preventing and countering financial crime (including anti-money laundering (AML) and countering the financing of terrorism (CTF) provisions) came into effect in 2017 and 2018.

As part of the EU’s revision of its AML/CTF rules, Directive (EU) No 2015/849 (the Fourth EU Money Laundering Directive) and Regulation (EU) No 847/2015 (the EU Wire Transfer Regulation) came into effect on 26 June 2017. The Fourth EU Money Laundering Directive replaced Directive (EC) No 60/2005 and significantly expanded the existing AML/CTF regime applicable to financial institutions by, among other things:

–	Increasing the customer due diligence checks required for particular transactions
–

Introducing a requirement to take appropriate steps to identify and assess the risks of money laundering and terrorist financing and to have in place policies, controls and procedures to mitigate and manage those risks effectively

–	Having EU Member States hold beneficial ownership details on a central register for entities incorporated within their territory
–	Applying the UK’s AML/CTF requirements to the branches and majority-owned subsidiaries of financial institutions that are located in non-EEA countries with less strict regimes.

Santander UK Group Holdings plc	249

Annual Report 2018 | Other information for US investors

On 22 June 2017, the final text of the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 was published in the UK, which came into force on 26 June 2017 and implemented the requirements of the Fourth EU Money Laundering Directive and the EU Wire Transfer Regulation into UK law.

On 30 May 2018, the Council of EU and the European Parliament reached a political agreement on the EU Commission’s proposal to amend the Fourth Anti-Money Laundering Directive (the Directive). The amended directive (5th AMLD) seeks to prevent large scale concealment of funds and to introduce increased corporate transparency rules, whereby corporate and other legal entities will be required by law to publicly disclose information on beneficial ownership. The amended directive also introduces the application of AML rules to firms providing services associated with virtual currencies and further extends enhanced due diligence requirements to all transactions with natural persons or legal entities established in third countries identified as high risk countries pursuant to Article 9(2) of the Directive. The UK Government has confirmed their intention to implement the 5th AMLD into UK law as the EU deadline of 10 January 2020 for transposition falls within the expected transition period of Brexit.

The UK Sanctions and AML Act received Royal Assent on 23 May 2018. The Act enables the UK to continue to implement United Nations sanctions regimes. The Act also gives the UK the ability to impose its own sanctions regime plan which is likely to follow the approach of the EU but could deviate in some areas. The Act also introduces certain new measures to address money laundering, including in relation to company ownership information. The Act also provides powers to take actions against ‘human rights abusers’.

The current US administration has increased the use of sanctions against individuals, entities and countries, which in many instances have been different to the policy approach of the EU and UK. In particular the re-introduction of primary and secondary sanctions against Iran which occurred in November 2018, following the US withdrawal from the Joint Comprehensive Plan of Action (JCPOA), has been most significant. These sanctions are substantially similar to those that were in force in 2013, prior to the initial Iran nuclear agreement, though the secondary sanctions are broader in scope in some areas. In response the EU amended the EU Blocking Regulation, reflecting its support for the continuation of the JCPOA, making it a potential criminal offence in the UK to comply with the re-introduced US sanctions on Iran. The UK Government has indicated that it will reflect the Blocking Regulation into UK law post-Brexit, though the precise details of this are yet to be seen.

The UK Policing and Crime Act 2017 strengthened the measures for the enforcement of financial sanctions, including in relation to the criminal enforcement and civil powers. Under the Act the Office of Financial Sanctions Implementation (OFSI) has powers to fine institutions a maximum of £1 million or 50% of the estimated value of the funds or resources, whichever is greater. Separately, the Criminal Finances Act 2017 updated the primary UK legislation in respect of investigation and enforcement against money laundering and terrorist financing. The Act provided law enforcement with new powers in regard to asset recovery and introduced ‘Unexplained Wealth Orders’. The Act also created a new corporate offence relating to failure to prevent the criminal facilitation of tax evasion. The UK Government also asked the Law Commission to conduct a review of the legislation relating to the ‘Suspicious Activity Reporting’ regime (SAR), which review is expected to be completed in late 2019.

The UK Parliament Treasury Select Committee is concluding an Inquiry into Economic Crime, with the report expected in the first half of 2019. The Foreign Affairs Committee has also initiated an Inquiry into UK Sanctions post-Brexit. The Select Committees may make recommendations for further legislative change or Government policy change in these areas.

The implementation of new UK legislation related to financial crime has required substantial amendments to our AML/CTF procedures and policies, with additional training and guidance required for employees. Further such amendments will likely be required in 2019 to reflect changes to UK laws and Government policy post-Brexit. The changes could adversely impact our business by increasing our operational and compliance costs and reducing the value of our assets and operations.

The complexity in the area of financial crime policy is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU/UK and US in the area of financial sanctions is exacerbated by the lack of clear guidance from the OFSI.

The growing complexity increases the risk that the required measures will not be implemented correctly or on time or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures or existing law and regulation relating to financial crime, we could face significant administrative, regulatory and criminal sanctions and restrictions on the conduct of our business and operations, as well as reputational damage. The civil and criminal penalties for failures have increased and any such breaches could have a material adverse effect on our operations, financial condition and prospects.

EU General Data Protection Regulation

The EU General Data Protection Regulation (the GDPR) came into direct effect in all EU Member States on 25 May 2018, replacing previous EU data privacy laws. Although a number of basic existing principles have remained the same, the GDPR has introduced new obligations on data controllers and rights for data subjects.

The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20m and fines of up to the higher of 2% of annual worldwide turnover or €10m (whichever is highest) for other specified infringements. The GDPR identifies a list of points to consider when imposing fines (including the nature, gravity and duration of the infringement).

The implementation of the GDPR has required substantial and ongoing amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. If there are breaches of the GDPR obligations, we could face significant administrative and monetary sanctions as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.

250	Santander UK Group Holdings plc

> Risk factors

Further reforms to the mortgage lending market could require significant implementation costs or changes to our business strategy

Mortgage Lending

The final rules in relation to the FCA Mortgage Market Review (MMR) came into force on 26 April 2014. These rules required a number of material changes to the mortgages sales process, both in terms of advice provision in nearly all scenarios and significantly enhanced affordability assessment and evidencing. The rules permit interest-only loans. However, there is a clear requirement for a clearly understood and credible strategy for repaying the capital (evidence of which the lender must obtain before making the loan).

The Santander UK group has implemented certain changes to implement the MMR requirements. The FCA continues to assess firms’ implementation of the rules introduced as a result of the MMR and commenced a review of responsible lending practices in April 2015, publishing its report in May 2016. This is in addition to regulatory reforms being made as a result of the implementation of the Mortgage Credit Directive from 21 March 2016. In December 2016, the FCA published terms of reference for a market study into competition in the mortgages sector, which will focus on consumers’ ability to make effective decisions and whether commercial arrangements between lenders, brokers and other players leads to conflicts of interest or misaligned incentives to the detriment of consumers. Following a deferral, the FCA published its interim report setting out its preliminary conclusions in May 2018. The FCA has stated that it will publish its final report in Q1 2019.

It is possible that further changes may be made to the FCA’s Mortgage Conduct of Business (MCOB) rules as a result of these reviews and other related future regulatory reforms. To the extent that any new rules do apply to any of the loans, failure to comply with these rules may entitle a borrower to claim damages for loss suffered or set-off the amount of the claim against the amount owing under the loan. Any further changes to the FCA’s MCOB rules or to MCOB or the FSMA or changes in the regulatory structure or the Financial Services Act 2012, may adversely affect the Santander UK group’s operating results, financial condition and prospects. There can be no assurance that the Santander UK group will not make any future changes to its mortgage lending business, whether as a result of the MMR or other mortgage lending reforms, and that such changes would not adversely affect the Santander UK group.

Consumer credit

On 1 April 2014, consumer credit regulation was transferred from the OFT to the FCA in accordance with the Financial Services Act 2012. Firms that held an OFT licence and had registered with the FCA by 31 March 2014, including Santander UK, were granted an interim permission under the new regime and had to apply to the FCA for full authorisation during an application period notified by the FCA. Under the new regime: (i) carrying on certain credit-related activities (including in relation to servicing credit agreements) otherwise than in accordance with permission from the FCA will render the credit agreement unenforceable without FCA approval; and (ii) the FCA has the power to make rules providing that contracts made in contravention of its rules on cost and duration of credit agreements, or in contravention of its product intervention rules, are unenforceable. Santander UK is fully authorised to carry out consumer credit-related regulated activities, however, if the FCA were to impose conditions on that authorisation and/or make changes to the FCA rules applicable to authorised firms with consumer credit permissions, this could have an adverse effect on the Santander UK group’s operations, financial condition and prospects.

We are exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings

We face various legal and regulatory issues that may give rise to civil or criminal litigation, arbitration, and/or criminal, tax, administrative and/or regulatory investigations, inquiries or proceedings. Failure to adequately manage the risks arising in connection with legal and regulatory issues, including our obligations under existing applicable law and regulation or our contractual obligations including arrangements with suppliers, or failing to properly implement new applicable law and regulation could result in significant loss or damage including reputational damage, all of which could have a material adverse effect on our operations, financial condition and prospects. Additionally, the current regulatory environment, with the continuing heightened supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. Relevant risks include:

–

Regulators, agencies and authorities with jurisdiction over us, including the BoE, the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Commission, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR, the Serious Fraud Office (SFO), the National Crime Agency (NCA) or the Courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Proposed changes in policy, law and regulation including in relation to SME dispute resolution and liability for authorised push payment fraud and unauthorised payment fraud, may have significant consequences and lead to material operational and compliance costs.

–

An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.

–

The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations.

–

The alleged historical or current misselling of financial products, such as Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, presents a risk of civil litigation (including claims management company driven legal campaigns) and/or in enforcement action or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products.

–

We hold bank accounts for entities that might be or are subject to scrutiny from various regulators and authorities, including the SFO, the NCA and regulators in the US and elsewhere, which could lead to our conduct being reviewed as part of any such scrutiny.

–

We may be liable for damages to third parties harmed by the conduct of our business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases.

We are from time to time subject to certain legal or regulatory investigations, inquiries or proceedings in the normal course of our business, including in connection with our lending and payment activities, treatment of customers, relationships with our employees, financial crime, and other commercial or tax matters. These may be brought against us under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the US, where overseas regulators and authorities may have jurisdiction by virtue of our activities or operations. In view of the inherent difficulty of predicting the outcome of legal or regulatory proceedings, particularly where opportunistic claimants seek very large or indeterminate damages, cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, or where the approaches of regulators or authorities to legal or regulatory issues and sanctions applied are subject to change, we cannot state with confidence what the eventual outcome of any pending matters will be and any such pending matters are not disclosed by name because they are under assessment. Our provisions in respect of any pending legal or regulatory proceedings are made in accordance with relevant accounting requirements. These provisions are reviewed periodically. However, in light of the uncertainties involved in such legal or regulatory proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us.

As a result, the outcome of a particular matter (whether currently provided or otherwise) may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Santander UK Group Holdings plc	251

Annual Report 2018 | Other information for US investors

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

On 2 March 2017, the FCA published its policy statement (PS17/3) and final rules and guidance, confirming that there would be a two year deadline for PPI complaints, and that this would take effect from 29 August 2017, and include the commencement of a consumer communications campaign. The FCA’s approach to Plevin/unfair relationships under s140A CCA remains largely as set out in CP16/20, so profit share is included in the FCA’s approach to the assessment of fairness and redress. In addition, firms were required to write to customers whose misselling complaints were previously rejected, and who are within scope of s140A CCA, to inform them of their right to complain again in light of Plevin. The PPI provision was increased by a further £32m in March 2017 to take account of PS17/3 and the FCA’s final rules and guidance. In June 2017, we made a further net charge of £37m, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review. In Q4 2017, we made a further PPI provision of £40m, relating to an increase in estimated future claims activity following the commencement of the FCA advertising campaign for PPI. The ultimate financial impact on us of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provisions made relating to these claims. More generally, we can make no assurance that estimates for potential liabilities, based on the key assumptions used, are correct, and the reserves taken as a result may prove inadequate. If additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred, these expenses could have a material adverse effect on our operations, financial condition and prospects. If additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred, these expenses could have a material adverse effect on our operations, financial condition and prospects.

For further information about the provisions for PPI complaint liabilities and other conduct remediation, see Note 30 to the Consolidated Financial Statements. The potential financial impact may be relevant to any future industry-wide misselling or other infringement that could affect our businesses. Any such issues may lead from time to time to: (i) significant costs or liabilities; and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders. Decisions taken by the FOS (or any equivalent overseas regulator that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operations, financial condition and prospects.

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK group entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on our operations, financial condition and prospects.

Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulation; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; and (iv) evolution of the jurisdiction of FOS and related impacts (including the changes identified by the FCA in the policy statements (PS 18/21) on 16 October 2018 and (PS18/22) on 14 December 2018, setting out changes to the eligibility criteria to access FOS), it is possible that related costs or liabilities could have a material adverse effect on our operations, financial condition and prospects.

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

252	Santander UK Group Holdings plc

> Risk factors

In addition, pursuant to amendments made to the Banking Act, which came into force on 1 August 2014, provision has been made for various tools to be used in respect of a wider range of UK entities, including investment firms and certain banking group companies, provided that certain conditions are met. Secondary legislation specifies that the Banking Act powers can be applied to investment firms that are required to hold initial capital of €730,000 or more and to certain UK incorporated non-bank companies in the Santander UK group.

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

The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act. This enables them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order. Such an order would be based on the principle that such creditors should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a relevant institution under resolution and the power to convert certain liabilities into shares (or other instruments of ownership) of the relevant institution. The conditions for use of the UK bail-in power are generally that (i) the regulator determines the relevant institution is failing or likely to fail; (ii) it is not reasonably likely that any other action can be taken to avoid such relevant institution’s failure; and (iii) the relevant UK resolution authority determines that it is in the public interest to exercise the bail-in power. Certain liabilities are excluded from the scope of the bail-in powers, including liabilities to the extent that they are secured.

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

The bail-in power under the Banking Act and the BRRD may potentially be exercised in respect of any unsecured debt securities issued by a financial institution under resolution or by a relevant member of the Santander UK group, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act and the BRRD could be exercised in respect of our debt securities. Public financial support would only be used as a last resort, if at all, after having assessed and exploited, to the maximum extent practicable, the resolution tools including the bail-in tool, and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of us would have a material adverse effect on our operations, financial condition and prospects.

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

In addition, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result of changes to the PRA Rulebook made to implement the BRRD, the Company is now required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of us, these ex ante powers would have a material adverse effect on our operations, financial condition and prospects.

Santander UK Group Holdings plc	253

Annual Report 2018 | Other information for US investors

We are subject to regulatory capital and leverage requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operations, financial condition and prospects

We are subject to capital adequacy requirements applicable to banks and banking groups under directly applicable EU legislation and as adopted by the PRA. We are required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by us to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on us to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for our existing capital instruments (potentially including our debt securities) to be subjected to bail-in or write down (for more information, see the risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’).

The Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. The CRR is directly applicable in each EU Member State and does not therefore require national implementing measures, whilst the CRD IV Directive has been implemented by EU Member States through national legislative processes. CRD IV was published in the Official Journal on 27 June 2013 and came into effect on 1 January 2014, with particular requirements expected to be fully effective by the end of 2019. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. On 19 December 2013, the PRA published the initial version of its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms. Binding technical standards adopted by the European Commission have also impacted, and may further impact, the capital requirements which apply under CRD IV.

Under the ‘Pillar 2’ framework, the PRA requires the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. These buffers, which must be met by CET1 capital, include the counter-cyclical capital buffer, sectoral capital requirements, a PRA buffer and the capital conservation buffer. The total size of the capital buffers will be informed by the results of the annual concurrent UK stress testing exercises. The BoE’s approach to stress testing the UK banking system was outlined in October 2015. The BoE is aiming to develop an approach that is explicitly counter-cyclical, with the severity of the stress test and the associated regulatory capital buffers varying systematically with the state of the financial cycle. Furthermore, the framework is aiming to support a continued improvement in UK banks’ risk management and capital planning capabilities, and the BoE expects participating UK banks to demonstrate sustained improvements in their capabilities over time. The PRA can take action if a bank fails to meet the required capital ratio hurdle rates in the stress testing exercise, and the banks which fail to do so will be required to take action to strengthen their capital position over an appropriate timeframe. If a bank does not meet expectations in its risk management and capital planning capabilities in the stress testing exercise, this may inform the setting of its capital buffers. In March 2018, the BoE published its guidance on its 2018 stress tests, which contained the annual cyclical scenario. The BoE published results of the stress test in November 2018.

Though the results of the PRA’s 2018 stress test did not impact on the level of capital that we are required to hold, the PRA could, in the future, as a result of stress testing exercises (both in the UK and EU wide) and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions (beyond the changes described below), require UK banks and banking groups, including us, to increase our/their capital resources further.

The Financial Services Act 2012 (the FS Act) empowers the Financial Policy Committee of the BoE (FPC), which is a sub-committee of the Court of Directors of the BoE, to give directions to the PRA and the FCA so as to ensure implementation of macroprudential measures intended to manage systemic risk. For the UK, the FPC sets the countercyclical capital buffer rate on a quarterly basis. Following its meeting in June 2017, the FPC announced that the UK countercyclical capital buffer rate would be increased from 0% to 0.5%, with binding effect from June 2018. On 28 November 2017, it further increased the level to 1% with binding effect from November 2018. Following its meetings on 20 and 27 November 2018, the FPC maintained the UK countercyclical buffer rate at 1% and indicated it stood ready to move the rate in either direction as the risk environment evolved.

The FS Act also provides the FPC with certain other macro-prudential tools for the management of systemic risk. Since 6 April 2015, these tools have included powers of direction relating to leverage ratios. In July 2015, the FPC made certain directions to the PRA in relation to the leverage ratio. In December 2015, the PRA issued a policy statement setting out how it would implement the FPC’s direction and recommendations on the leverage ratio. All major UK banks and banking groups (including us) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage requirement of 3.25% (following the PRA’s decision to increase the leverage ratio requirement from 3% to 3.25%, announced in October 2017) and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The FPC has also previously directed the PRA to require UK globally systemically important banks (G-SIBs) and domestically systemically important banks, building societies and PRA-regulated investment firms (including us) to hold enough CET1 capital to meet a supplementary leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Systemic Risk Buffer (SRBF) for domestically systemically important banks. The supplementary leverage ratio buffer was implemented on 1 January 2016, in line with the G-SIB buffer rate imposed by the Financial Stability Board (FSB), with the SRBF to be applicable from 1 January 2019. The FPC finalised and published its SRBF framework on 25 May 2016. Systemic importance is measured using the total assets of ring-fenced bank sub-groups in scope of the SRBF, with higher SRBF rates applicable as total assets increase. In December 2016, the PRA published its statement of policy on the SRBF relevant to ring-fenced bodies and in November 2018 published its statement of policy for reflecting the SRBF for the UK Leverage Ratio. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to us being further increased.

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

The BoE’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL) Policy Statement was published in November 2016 and was subsequently updated in June 2018.

This sets out how the BoE expects to use its power to direct a ‘relevant person’ to maintain a minimum requirement for own funds and eligible liabilities (MREL). The Bank is required to set MREL for all institutions and will set the loss absorption amount to cover the losses that would need to be absorbed up to and in resolution. MREL eligible liabilities should be issued externally from the resolution entity.

254	Santander UK Group Holdings plc

> Risk factors

There are two types of MREL: ‘external MREL’, issued by a resolution entity, and internal MREL, issued by legal entities in a group that are not themselves resolution entities. Should a firm fail, external MREL helps to ensure that the firm’s own financial resources can be used to absorb losses and recapitalise the business, so that it can continue to provide critical functions without relying on public funds. Internal MREL provides for the recapitalisation of subsidiaries and has the effect of passing up losses within the group, so that they can be absorbed by the shareholders and creditors of the resolution entity through the use of resolution tools.

The BoE expects banks to comply with end-state MREL requirements by 1 January 2022, with the following interim transition (noting scalars may apply to internal MREL amounts):

From 1 January 2019 UK resolution entities that are G-SIBs will be required to meet the minimum requirements set out in the FSB TLAC standard, being the higher of 16% of RWAs or 6% of leverage exposures. The Santander UK group is part of a G-SIB Banking Group and as such will need to meet these minimum requirements.

From 1 January 2020 UK resolution entities that are G-SIBs or D-SIBs will be required to maintain MREL equal to the higher of: two times their Pillar 1 capital requirements and one times their Pillar 2A add-ons or if subject to a leverage ratio requirement, two times the applicable requirement.

From 1 January 2022: G-SIBs will be required to meet an external MREL equivalent to the higher of: two times the sum of Pillar 1 and Pillar 2A, or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures.

The BoE intends to take forward for internal MREL eligible liabilities the requirement that they be issued with a contractual trigger that provides the resolution authority of the material subsidiary with the opportunity to direct a write-down and/or conversion in the circumstances specified in the Policy Statement.

On 23 November 2016, the European Commission also published legislative proposals for amendments to CRD IV, the BRRD and the SRM and proposed an additional amending directive to facilitate the creation of a new asset class of ‘nonpreferred’ senior debt. The package of reforms is aimed at further strengthening the resilience of EU credit institutions and is expected to be finalised in 2019 with entry into force (with certain exceptions) no earlier than 2020. Among other things, the proposed package of reforms includes proposals to introduce a binding 3% leverage ratio and a requirement for institutions that trade in securities and derivatives to have more risk-sensitive own funds. In line with the BoE’s Policy Statement and the PRA consultation, the proposed reforms also include measures to align the MREL requirements with the FSB TLAC standards. The proposed reforms are to be considered by the European Parliament and the Council of the EU and remain subject to change, although Directive 2017/2399 amending Directive 2014/59/EU, implementing the ‘non-preferred’ senior debt class came into force in December 2017. The final package of reforms may not include all elements of the proposals and new or amended elements may be introduced. Until the proposals are in final form, it is uncertain how they will affect us.

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

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operations, financial condition and prospects. These changes, which could affect the Santander UK group as a whole, include the EU implementation of the Basel Committee’s new market risk framework, which reflects rules made as a result of the Basel Committee’s fundamental review of the trading book. In addition, in December 2017 the Basel Committee published their finalisation of the Basel III framework, with proposed implementation from 1 January 2022. This includes the following elements:

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

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. For more on our capital position and capital management, see ‘Risk review – Capital risk’ on pages 122 to 126.

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

Santander UK Group Holdings plc	255

Annual Report 2018 | Other information for US investors

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

If wholesale markets financing ceases to be available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly) and therefore on our operations, financial condition and prospects.

In response to the financial crisis, central banks around the world, including the BoE, US Federal Reserve Bank (the Fed) and the ECB, made coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid. Over the course of 2018 central banks have either started or continued to unwinding such stimulus, however towards the end of 2018 was that the near-term outlook for global growth had started to show signs of softening, this could lead to a slowdown in the expected tightening of global monetary policy. The BoE increased their Base Rate in August 2018 to 0.75%, this was the only UK rate rise in 2018. Additionally the BoE voted to maintain the stock of the quantitative easing programme of £445bn of assets, comprising £10bn of corporate bonds and £435bn of gilts. In December 2018, the ECB confirmed that it would end its asset purchase programme. In the US, the Fed increased its short-term interest rate by 25 basis points in each of March 2018, June 2018, September 2018 and December 2018 to 2.50%, and has forecast gradual additional interest rate increases in 2019. A rapid removal or significant reduction, in outstanding quantitative easing asset purchase programmes could have an adverse effect on our ability to access liquidity and on our funding costs.

In October 2013, the BoE updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The Indexed Long-Term Repo Facility will now be available to support regular bank requirements for liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Collateralised Term Repo Facility will be made available to support markets in the event of a market wide liquidity stress. On 28 February 2018, the drawdown period closed for the BoE’s Term Funding Scheme(1) (TFS), which allowed participants to borrow central bank reserves in exchange for eligible collateral. At 31 December 2018, we had drawn £10.8bn under the TFS. In addition to the TFS, we participated in the Funding for Lending Scheme (FLS). At 31 December 2018, we had drawn £1.0bn of UK treasury bills under the FLS.

To the extent that we have made use of these BoE facilities described above, any significant reduction or withdrawal of those facilities could increase our funding costs.

Each of the factors described above (the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank quantitative easing and/or lending schemes or an increase in base interest rates) could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operations, financial condition and prospects.

Further, we aim for a funding structure that is consistent with our assets, avoids excessive reliance on short-term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy in the financial services industry in general, confidence in the company specifically, the Company’s credit rating and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future, and therefore have a material adverse effect on our operations, financial condition and prospects.

In our liquidity planning we assume that our customers will continue to make a volume of deposits with us (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are withdrawn at short notice or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, there may be a material adverse effect on our operations, financial condition and prospects. For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Risk review – Liquidity risk’ on pages 114 to 116.

A sudden or unexpected shortage of funds in the banking system could threaten the stability of the banking system, and lead to increased funding costs, a reduction in the term of funding instruments or require us to liquidate certain assets, thereby impacting our liquidity position and ability to pay our debts. If these circumstances were to arise, this could have a material adverse effect on our operations, financial condition and prospects.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operations, financial condition and prospects

The PRA has responsibility for the micro-prudential regulation of banks and certain other financial institutions. In June 2015, the PRA issued its policy statement on the transfer of the liquidity regime to the CRD IV standard, confirming that the existing regime under BIPRU 12 would cease to apply with effect from 1 October 2015, although certain of the BIPRU requirements are reflected in the new regime.

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

256	Santander UK Group Holdings plc

> Risk factors

LCR

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The current minimum requirement for LCR is set at 100%. Our current liquidity position is in excess of the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on our financial performance.

NSFR

In October 2014, the Basel Committee published its final NSFR standard. The NSFR has not yet been implemented within Europe (unlike the LCR). As such there is no formal NSFR requirement applicable to UK or other EU banks until such time as the European Commission adopts appropriate regulatory/technical standards. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are expected to hold an NSFR of at least 100% on an ongoing basis and report its NSFR at least quarterly. Ahead of its planned implementation, the NSFR will remain subject to an observation period. Santander UK monitors its NSFR on an ongoing basis and stands ready to comply with the standards once agreed.

There is a risk that implementing and maintaining existing and new liquidity requirements, such as through enhanced liquidity risk management systems, may incur significant costs, and more stringent requirements to hold liquid assets may materially affect our lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability. This could in turn adversely impact our operations, financial condition and prospects.

Exposure to UK Government debt could have a material adverse effect on us

Like many other UK banks, we invest in debt securities of the UK Government, largely for liquidity purposes. At 31 December 2018, approximately 2% of our total assets and 36% of our securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on our operations, financial condition and prospects.

We may suffer adverse effects as a result of the political, economic and sovereign debt tensions in the eurozone

Conditions in the capital markets and the economy generally in the eurozone, though improving recently, continue to show signs of fragility and volatility. Interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies. This could have a material adverse effect on our operations, financial condition and prospects.

The UK EU Referendum caused significant volatility in the global stock and foreign exchange markets (for more information, see the risk factor entitled ‘We are vulnerable to disruptions and volatility in the global financial markets’ and ‘Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us’). This volatility could re-occur depending on the outcome of the continuing exit negotiations.

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

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies, including as a result of Banco Santander SA, and other affiliates being situated in the eurozone. Concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, may recur in light of the political and economic factors mentioned above. For a further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see ‘Risk review – Country risk exposure’ on page 84. In addition, general financial and economic conditions in the UK, which directly affect our operations, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

We are exposed to risks faced by other financial institutions

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to incidents of market-wide liquidity problems over the last 10 years and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on our operations, financial condition and prospects.

An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our operations, financial condition and prospects

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us, and their credit ratings of our institution and our debt in issue are based on a number of factors, including our financial strength, the strength of the UK economy and conditions affecting the financial services industry generally.

Any downgrade in the external credit ratings assigned to us or any of our debt securities could have an adverse impact on us. In particular, such downgrade in our credit ratings could increase our borrowing costs and could require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our operations, financial condition and prospects. For example, a credit rating downgrade could have a material adverse effect on our ability to sell or market certain of our products, engage in certain longer-term transactions and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest.

In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts or require the posting of collateral. Any of these results of a credit rating downgrade could, in turn, result in outflows and reduce our liquidity and have an adverse effect on us, including our operations, financial condition and prospects. For example, we estimate that at 31 December 2018, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £3.6bn of cash and collateral (2017: £3.9bn). A hypothetical two notch downgrade would result in a further outflow of £0.2bn of cash and collateral at 31 December 2018 (2017: £0.2bn). These potential outflows are captured under the LCR regime. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they

Santander UK Group Holdings plc	257

Annual Report 2018 | Other information for US investors

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

The Company’s long-term debt is currently rated investment grade by the major rating agencies: Baa1 with positive outlook by Moody’s Investors Service, BBB with stable outlook by S&P Global Ratings and A with stable outlook by Fitch Ratings. Santander UK plc’s long-term debt is currently rated investment grade by the major rating agencies: Aa3 with positive outlook by Moody’s Investors Service, A with stable outlook by S&P Global Ratings and A+ with stable outlook by Fitch Ratings. If a downgrade of any Santander UK group member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings of other members of the Santander UK group.

There can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. A failure to maintain favourable credit ratings and outlooks could increase our cost of funding, adversely affect our interest margins, and reduce our ability to secure both long term and short term funding, any of which could have a material adverse effect on our operations, financial condition and prospects.

Negative changes to the UK sovereign credit rating, or the perception that further negative changes may occur, could have a material adverse effect on our operating results, financial condition, prospects and the marketability and trading value of our securities. This might also impact on our own credit rating, borrowing costs and our ability to secure funding. Negative changes to the UK sovereign credit rating, or the perception that further negative changes may occur, could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and/or reducing asset prices.

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

Due to the historically low interest rate environment in the UK in recent years, the rates on many of our interest-bearing deposit products have been priced at or near zero, which may limit our ability to further reduce customer rates in the event of further cuts in BoE Base Rate and thus negatively impacting our margins. Notwithstanding the August 2018 increase in BoE Base Rate to 0.75%, if a generally low interest rate environment in the UK persists in the long term, it may be difficult to increase our net interest income, which will impact our results.

LIBOR and other benchmarks are subject to national, international and other regulatory guidance and proposals for reform and transition to alternative rates. On 29 November 2017, the FCA announced that its Working Group on Sterling Risk-Free Rates will be mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets, so that SONIA is established as the primary sterling interest rate benchmark. As set out in Andrew Bailey’s speech on 12 July 2018, the introduction of SONIA as the primary sterling interest rate benchmark is planned to take place before the end of 2021.

Any such changes to, or replacement of benchmarks may cause them to perform differently than in the past, or may have other consequential effects on any of our rights and obligations which depend on such benchmarks. In particular, the potential transition from LIBOR to SONIA or the elimination of the LIBOR benchmark, or changes in the manner of administration of such benchmark, could require an adjustment to the terms of financial instruments to which the Santander UK group is a party and to such contractual obligations of the Santander UK group which relate to LIBOR. This could have a material adverse effect on our operations, financial condition and prospects.

It is not yet clear whether LIBOR will cease to exist entirely before the end of 2021, whether the use of LIBOR will be made unlawful or impermissible in future, and whether there will be any transitional arrangements set out by law, regulation or market practice. In particular, it is not yet clear what the effect will be on legacy contracts and agreements. If LIBOR were to be discontinued or replaced without the regulators making clear provision for automatically transitioning legacy contracts and agreements, this could have a material adverse effect on our business.

258	Santander UK Group Holdings plc

> Risk factors

If LIBOR is replaced, ceases to exist or if the methodology for calculating LIBOR changes for any reason, interest rates on our floating rate obligations, loans, deposits, derivatives, and other financial instruments linked to LIBOR rates, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. In addition, any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the value of our floating rate obligations, loans, deposits, derivatives, and other financial instruments linked to LIBOR rates. Any such issues relating to LIBOR or other benchmarks (including SONIA) could have a material adverse effect on our operations, financial condition and prospects.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital resource is stated in pounds sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk, through hedging and the purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. The volatility in the value of the pound sterling following the result of the UK EU Referendum may persist as negotiations for exit continue and continued significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our operating results and our ability to meet our US dollar and euro-denominated obligations, and which could have a material adverse effect on our operations, financial condition and prospects.

We are also exposed to price risk in our investments in equity and debt securities. The performance of financial markets may cause changes in the value of our investment portfolios. The volatility of world equity markets, due to the continued economic uncertainty and sovereign debt tensions, has had a particularly strong impact on the financial sector.

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

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operations, financial condition and prospects

In the past 10 years, financial markets have been subject to periods of significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting the prevailing market conditions, may result in negative changes in the fair values of our financial assets. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which could have a material adverse effect on our operations, financial condition and prospects. In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets and in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value.

Reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operations, financial condition and prospects.

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

Any failure to effectively implement, consistently monitor and refine our credit risk management systems may result in an increase in the level of non-performing loans and higher losses than expected, which could have a material adverse effect on our operations, financial condition and prospects.

We are subject to various risks associated with our derivative transactions that could have a material adverse effect on our operations, financial condition and prospects

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to various risks associated with these transactions, including market risk, operational risk, basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or counterparty risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

Market practices and documentation for derivative transactions in the UK may differ from those in other countries. In addition, the execution and performance of these transactions depend on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on our operations, financial condition and prospects.

Santander UK Group Holdings plc	259

Annual Report 2018 | Other information for US investors

Operational risks, including risks relating to data and information collection, processing, storage and security, are inherent in our business

Like other financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as the personal information of other individuals, such as staff, and a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our people, digital technologies, computer and email services, software and networks. We also rely on the secure processing, storage and transmission of confidential, sensitive personal data and other information using our computer systems and networks, and through the adoption of cloud computing services. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that our controls and procedures prove to be designed inadequately or are circumvented such that our data and/or client records are incomplete, not recoverable or not securely stored. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted hacking. Adoption of cloud based computing services in order to improve technological resilience and cost-effectiveness could bring with it risks to the information we process if we do not take care to implement appropriate controls such as strong authentication and encryption. If we cannot maintain an effective and secure electronic data and information, management and processing system or if we fail to maintain complete physical and electronic records, this could result in regulatory sanctions, including under the General Data Protection Regulation, which came into force on 25 May 2018. Any such failures or sanctions could result in serious reputational or financial harm to us, as well as to those whose data we hold, and could have a material adverse effect on our operations, financial condition and prospects.

Infrastructure and technology resilience

We take protective measures and continuously monitor and develop our systems to safeguard our technology infrastructure, data and information from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm, and therefore have a material adverse effect on our operations, financial condition and prospects. Furthermore, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. We expect our programmes of change to have an effect on our risk profile, both technological and regulatory. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with systems change is likely to increase and this will therefore remain an area of key focus in our risk management. There can be no assurance that we will not suffer material losses from such operational risks in the future, including those relating to any security breaches, which could have a material adverse effect on our operations, financial condition and prospects.

Cyber security

In particular, we have seen in recent years the computer systems of companies and organisations targeted, not only by cyber criminals, but also by activists and rogue nation states. In common with other financial institutions, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly we have been and continue to be subject to a range of cyber-attacks, such as malware, phishing and denial of service.

Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, the impact could be significant and may include harm to our reputation and have an adverse effect on our operations, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. Factors such as failing to apply critical security patches from our technology providers, to manage out obsolete technology or to update our processes in response to new threats could give rise to these impacts.

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

Procedure and policy compliance

We also manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorised disclosures could subject us to legal actions and administrative sanctions as well as damages and reputational harm that could materially and adversely affect our operations, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and cause serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorised access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could have a material adverse effect on our operations, financial condition and prospects.

260	Santander UK Group Holdings plc

> Risk factors

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

Over the last decade, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML/CTF, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel. Political and policy maker focus on the topic in the UK, EU and within international bodies has intensified over the past year. For more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operations, financial condition and prospects’.

We have developed policies and procedures designed to detect and prevent the use of our banking network for money laundering and financial crime related activities, which are reviewed to ensure that all current requirements are fully reflected. The approach is also informed by intelligence assessment and risk assessment, including the recent UK Government National Risk Assessment of Money Laundering and Terrorist Financing.

The policies and procedures require the implementation and embedding within the business of effective controls and monitoring, which requires ongoing changes to systems, technology and operational activities. Comprehensive and risk based financial crime training at a bank wide and business unit level is a key element of this, with the FCA providing guidance on expectations within its Financial Crime Guide. Financial crime is continually evolving, and the expectation of regulators is increasing (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operations, financial condition and prospects’). This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our staff to assist us by identifying such activities and reporting them, and our staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight there remains a risk of regulatory breach and this could have a material adverse effect on our operations, financial condition and prospects.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against us, to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants, imposing restrictions on the conduct of our business and operations and ultimately the revocation of our banking licence, which could have a material adverse effect on our operations, financial condition and prospects. The reputational damage to our business and brand could be severe if we were found to have materially breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures (for example, under our correspondent banking relationships) with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-financial-crime procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without our (or our relevant counterparties’) knowledge. There are also risks that other third parties, such as suppliers, could be involved in financial crime. If we are associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), then our reputation could suffer and/or we could become subject to civil or criminal proceedings that could result in penalties, sanctions and/or legal enforcement (including being added to ‘black lists’ that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operations, financial condition and prospects.

As described in the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operations, financial condition and prospects’, there were a number of changes and updates to UK law in 2018 for financial crime. The divergence between the UK/EU and the US in regard to sanctions policy adds to the complexity in this area and poses potential risks. Constant monitoring of external laws and regulations is therefore a key area of focus to ensure internal policies, procedures and training are up to date with emerging requirements.

At an operational level, geo-political, economic and social changes can provide opportunities to financial criminals and alter the risks posed to banks. Effective intelligence and monitoring systems within strengthened public/private partnerships to share knowledge on emerging risks are required to help mitigate these risks. However, there can be no guarantee that any intelligence shared by public authorities or other financial institutions will be accurate or effective in helping us to combat financial crime, and if, as a result, we fail to combat financial crime effectively then this could have a material adverse effect on our operations, financial condition and prospects.

Santander UK Group Holdings plc	261

Annual Report 2018 | Other information for US investors

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on our operations, financial condition and prospects

Our businesses and our ability to remain competitive depends to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by the Santander UK group and Banco Santander SA), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to our businesses and our ability to compete. Investments and improvements in our information technology infrastructure are regularly required in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as our competitors; this may result in a loss of any competitive advantages that our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on our operations, financial condition and prospects.

We may be exposed to unidentified or unanticipated risks despite our risk management policies, procedures and methods and to risk related to errors in our modelling

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of risk reporting systems. For a further description of our risk management framework see the ‘Risk review’ on pages 63 to 139. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material, unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that include errors or are otherwise poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our operations, financial condition and prospects.

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

We consider our competitive position in our management actions as appropriate, such as pricing and product decisions. Increasing competition could mean that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on our profitability, operations, financial condition and prospects. It may also negatively affect our operations, financial condition and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on our operations, financial condition and prospects

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that our new products and services will be responsive to customer demands or that they will be successful once they are offered to our customers. In addition, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs.

Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer choices.

If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely impact our operations, financial condition and prospects.

Further, our customers may raise complaints and seek redress if they consider that they have suffered loss from our products and services; for example, as a result of any alleged misselling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to risks of potential legal action by our customers, or to intervention by our regulators.

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

Any or all of the above factors, individually or collectively, could have a material adverse effect on our operations, financial condition and prospects.

262	Santander UK Group Holdings plc

> Risk factors

If the level of non-performing loans increases or the credit quality of our loans deteriorates in the future, or if our loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on our operations, financial condition and prospects

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past, and could continue to, negatively impact our operations, financial condition and prospects.

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

We cannot be sure that we will be able to effectively control the level of impaired loans in, or the credit quality of, our total loan portfolio, which could have a material adverse effect on our operations, financial condition and prospects. Interest rates payable on a significant portion of our outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE Base Rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. This risk may be slightly greater following the BoE Base Rate increases in 2017 and 2018. Over the last few years both variable and fixed interest rates have been at historically low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers’ required monthly payments may result in higher delinquency rates and losses related to non-performing loans in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for the Santander UK group, which could have a material adverse effect on our operations, financial condition and prospects.

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

If our assessment of and expectations concerning the above mentioned factors differ from actual developments we may need to increase our loan loss reserves, which may adversely affect our operations, financial condition and prospects. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on our operations, financial condition and prospects.

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on our operations, financial condition and prospects

Our loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on our operations, financial condition and prospects. As a result we could be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that we are not able to accurately forecast amortisation schedules for these purposes which may affect our profitability. Prepayment risk also has a significant adverse impact on credit card and collateralised mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. The risk of prepayment and our ability to accurately forecast amortisation schedules is inherent to our commercial activity and an increase in prepayments or a failure to accurately forecast amortisation schedules could have a material adverse effect on our operations, financial condition and prospects.

The value of the collateral, including real estate, securing our loans may not be sufficient, and we may be unable to realise the full value of the collateral securing our loan portfolio

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting the UK’s economy. Our residential mortgage loan portfolio is one of our principal assets, comprising 79% of our loan portfolio at 31 December 2018. As a result, we are highly exposed to developments in the residential property market in the UK.

House price growth has slowed since the UK EU Referendum, most noticeably in London, although UK house prices have generally continued to be supported by certain economic fundamentals including low mortgage rates (notwithstanding the recent BoE Base Rate increase to 0.75%) and low unemployment rates. Nevertheless, any increase in house prices may be limited given low levels of consumer confidence and low levels of real earnings growth. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

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

If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our operations, financial condition and prospects.

Santander UK Group Holdings plc	263

Annual Report 2018 | Other information for US investors

If we are unable to manage the growth of our operations, this could have a material adverse impact on our profitability

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses when necessary. From time to time, we evaluate acquisition, disposal, and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms, or at all. Furthermore, preparations for acquisitions that we do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and regulatory investigations. We can give no assurances that our expectations with regards to integration and synergies will materialise.

We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth decisions including our ability to:

–	Manage efficiently our operations and employees of expanding businesses
–	Maintain or grow our existing customer base
–	Formulate and execute our strategy
–	Fully due diligence and assess the value, strengths and weaknesses of investment or acquisition candidates
–	Finance strategic opportunities, investments or acquisitions
–	Fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy
–	Align our current information technology systems adequately with those of an enlarged group
–	Apply our risk management policy effectively to an enlarged group
–	Manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operations, financial condition and prospects. In addition, any acquisition, disposal or partnership could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies. Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any or all of these factors, individually or collectively, could have a material adverse effect on our operations, financial condition and prospects.

Goodwill impairments may be required in relation to businesses acquired from third parties

We have made business acquisitions from third parties in past years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, and more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect our regulatory capital. Whilst no impairment of goodwill was recognised in the current period and prior periods presented, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which could adversely affect our results and net assets.

We are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

The UK’s Financial Services Compensation Scheme (FSCS) is the UK’s compensation fund of last resort for customers of authorised financial services firms. It may pay compensation if a firm is unable, or likely to be unable, to pay claims against it. This is usually because it has stopped trading or has been declared in default. The FSCS is funded by levies on firms authorised by the PRA or the FCA (i.e. participant firms), including members of the Santander UK group.

Following the default of a number of authorised financial services firms since 2008, the FSCS borrowed funds totalling approximately £18bn from HM Treasury to meet the compensation costs for customers of those firms. The substantial majority of the principal should be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted. However, the FSCS estimates that the assets of these failed institutions are insufficient, and, to the extent that there remains a shortfall, the FSCS is recovering this shortfall by levying firms authorised by the PRA or the FCA in instalments. The first instalment was in scheme year 2013/14, and we made a capital contribution in each of 2013, 2014, 2015 and 2016. In the year ending 31 December 2017, our contribution was £23m. For the year ended 31 December 2018, we made a contribution of £5m to the interest cost of the levy, and, on our income statement, released £4m of provisions to reflect the reduced amount now expected to be charged for the remaining interest.

However, in the event that the FSCS raises further funds from participant firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to us could have a material adverse effect on our operations, financial condition and prospects. Since 2008, measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions. In addition, following amendments to the preferred credit status of depositors that came into force on 31 December 2014, the FSCS stands in the place of depositors of a failing institution but has preferred status over an institution’s other creditors.

FSCS levies are collected by the FCA as part of a single payment by firms covering the FCA, the PRA, the FOS and the FSCS fees. It is possible that future policy of the FSCS and future levies on the firms authorised by the FCA or PRA may differ from those at present and that this could lead to a period of some uncertainty for members of the Santander UK group. The levies may also increase. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such developments, we may incur additional costs and liabilities which may adversely affect our operations, financial condition and prospects.

264	Santander UK Group Holdings plc

> Risk factors

Changes in taxes and other assessments may adversely affect us

The tax and other assessment regimes to which our customers and we are subject are regularly reformed, or subject to proposed reforms. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which may be earmarked for designated governmental purposes. Some of these changes may be specific to the banking/financial services sectors and therefore result in us incurring an additional tax burden when compared to other industry sectors. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

The following paragraphs discuss five major reforms (the Bank Levy, Restriction of Tax Deductions for Compensation Payments, Corporation Tax Surcharge and two possible future changes in the taxation of banking groups in the EU) which could have a material adverse effect on our operations, financial condition and prospects, and the competitive position of UK banking groups, including us.

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

The FTT may give rise to tax liabilities for Santander UK plc or Santander UK Group Holdings plc with respect to certain transactions (including concluding swap transactions and/or purchases or sales of securities (such as authorised investments)) if it is adopted based on the Commission’s Proposal.

Under the Commission’s proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Whilst the UK is not a Participating Member State, the Commission’s proposal is broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States.

Media reports have increasingly focused on how revenues raised by the EU FTT could constitute an independent revenue stream for the Participating Member States, potentially offsetting their contributions to the EU and/or providing a new income stream for the EU. This is seen as important in the context of the UK’s financial contributions ceasing in connection with its exit from the EU. Recent reports suggest the European Commission is intending to publish a revised legislative proposal with only share transactions being subject to the EU FTT. As such, the EU FTT appears likely to remain on the ECOFIN agenda for the foreseeable future.

Separately, the European Commission wrote to the Netherlands on 22 June 2018 to inform them that it is their view that the Netherlands domestic tax legislation, which gives tax deductions for coupons paid on conditionally convertible bonds issued by financial institutions, may be non-compliant with the EU’s State Aid regime as the Netherlands legislation only applies to financial institutions and thus gives preference to one sector over others.

Santander UK benefits from tax deductions on certain of its capital instruments under UK domestic law. The relevant UK law also restricts tax deductibility to instruments issued specifically by the regulated sector and thus could be subject to a similar EU challenge. This potential EU State Aid vulnerability has now been largely addressed by the Budget day announcement on the 29 October 2018 and accompanying draft legislation that will repeal the sector specific legislation and replace with new tax rules for hybrid capital instrument that can be issued by any sector. This new legislation should ensure that, subject to these instruments meeting certain specified conditions, any interest payable will be deductible. This should reduce this risk although there can be no guarantee that the EU will not successfully challenge the relevant UK law. Any removal of this tax deductibility might have a material adverse effect on our operations, financial condition and prospects.

Changes in our pension liabilities and obligations could have a materially adverse effect on our operations, financial condition and prospects

The majority of current employees are provided with pension benefits through defined contribution arrangements. Under these arrangements our legal obligation is limited to the cash contributions paid. We provide retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. Santander UK plc is the principal employer under the majority of these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees although, if they cannot agree, the rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes, but, in some cases, the scheme trustees may have the unilateral right to set our relevant contribution.

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

Santander UK Group Holdings plc	265

Annual Report 2018 | Other information for US investors

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

Should the value of assets to liabilities in respect of the defined benefit schemes operated by us record a deficit or an increased deficit (as appropriate), due to either a reduction in the value of the pension fund assets (depending on the performance of financial markets) and/or an increase in the scheme liabilities due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, market variables such as exchange rates or equity prices, the expected rate of return on scheme assets, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in us having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce our capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with us before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them.

Our principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustees Limited (the Pension Scheme Trustee), a wholly-owned subsidiary of the Company. Investment decisions are delegated by the Pension Scheme Trustee to Santander (CF Trustee) Limited, a private limited company owned by the Santander (CF Trustee) Limited directors. The Santander (CF Trustee) Limited directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander (UK) Group Pension Scheme and not that of the Company. Any increase in our pension liabilities and obligations could have a material adverse effect on our operations, financial condition and prospects.

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require us to make changes to our structure and business which could have an impact on our pension schemes or liabilities. (For a discussion of the ICB’s recommendations see ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operations, financial condition and prospects’.)

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our growth strategy and of a culture of Simple, Personal and Fair depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. There is also an increasing demand for Santander to hire individuals with digital skills such as data scientist, engineering and designer skill sets in the future. Such individuals are very sought after by all organisations, not just the banking industry, and thus our ability to attract and hire this talent will determine how quickly we transform to a digital bank. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our operations, financial condition and prospects, including control and operational risks, may be adversely affected.

In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our operations, financial condition and prospects could be adversely affected.

Damage to our reputation could cause harm to our business prospects

Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to the reputation of the Santander UK group or Banco Santander SA (as the majority shareholder in the Company), the reputation of affiliates operating under the ‘Santander’ brand or any of our other brands could therefore cause significant harm to our business and prospects. Harm to our reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, failure to deliver minimum standards of service and quality, disruption to service due to a cyber-attack, wider IT failures, compliance failures, third party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties. Further, negative publicity regarding us, whether true or not, may result in harm to our operations, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or regulatory enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to our operations, financial condition and prospects.

Our financial statements are based in part on judgements and accounting estimates which, if inaccurate, could cause material misstatement of our future financial results and financial condition

The preparation of the Consolidated Financial Statements requires management to make judgements and accounting estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual amounts may differ from these accounting estimates under different assumptions or conditions. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

As explained in Note 1 to the Consolidated Financial Statements, no significant judgements have been made in the process of applying our accounting policies, other than those involving estimations about credit impairment losses, conduct remediation and pensions. Those accounting estimates, as well as the judgements inherent within them, are considered important to the portrayal of the financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates; and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition.

266	Santander UK Group Holdings plc

> Risk factors

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by us within our financial statements or under other accounting, regulatory, supervisory or listing authority requirements, including in reports filed or submitted under the US Securities Exchange Act of 1934, as amended (the Exchange Act), is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms and other applicable accounting, regulatory, supervisory or listing authority requirements. Our control framework is based on the Committee of Sponsoring Organisations of the Treadway Commission 2013 internal control – integrated framework which is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of controls over financial reporting.

However, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, regulatory and law enforcement investigations, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or detect employee misconduct in a timely manner and the precautions we take to prevent and detect this activity may not always be effective. As a result of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

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

We rely on third parties and affiliates for important infrastructure support, products and services

TPPs and certain affiliates provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these TPPs and affiliates is a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting our TPPs and affiliates, and other parties that interact with these parties. As our interconnectivity with these third parties and affiliates increases, including through the use of cloud based services, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliates, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Any restructuring could involve significant expense to us and entail significant delivery and execution risk which could have a material adverse effect on our operations, financial condition and prospects.

We are part of a group and we may engage in transactions with our subsidiaries or affiliates

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal and other services. Also, we rely upon certain outsourced services (including information technology support, maintenance, and consultancy services) provided by certain other members of the Banco Santander group (for more information, see the risk factor entitled ‘We rely on third parties and affiliates for important infrastructure support, products and services’). In addition, we are utilising a ring-fencing transfer scheme and other agreements with our subsidiaries and affiliates to implement the ring-fencing requirements of the Banking Reform Act (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operations, financial condition and prospects’). The foregoing arrangements may be considered by some not to be on an arms-length basis.

English law applicable to public companies and financial groups and institutions, as well as our articles of association, provide for several procedures designed to ensure that the transactions entered into, with or among our financial subsidiaries, do not deviate from prevailing market conditions for those types of transactions. We are likely to continue to engage in transactions with our subsidiaries or affiliates. Future conflicts of interests between us and any of our subsidiaries or affiliates, or between our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favour.

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

Risks concerning enforcement of judgements made in the US

The Company is a public limited company registered in England and Wales. Most of the Company’s directors and officers named herein are residents of the UK, and there is no assurance that any director of the Company will live in the US at any given time in the future. As a result, it may not be possible to serve process on such persons in the US or to enforce judgements obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the US or any state thereof.

Santander UK Group Holdings plc	267

Annual Report 2018 | Other information for US investors

Articles of Association

The following is a summary of the Articles of Association (the Articles) of the Company.

Santander UK Group Holdings plc is a public limited company incorporated and registered in England and Wales under the Companies Act 2006, with registered number 8700698. The Articles do not specifically state or limit the objects of the Company which are therefore unrestricted.

A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Directors in respect of any contract in which he has an interest, except if no conflict of interest could reasonably be expected to arise from that interest, or any resolution of the Directors concerning his own appointment, or the settlement or variation of the terms or the termination of his or her appointment. Directors are entitled to such remuneration as the directors determine for their services to the Company as directors and for any other service which they undertake for the Company. Directors may delegate to a person or committee the determination of any fee, remuneration or other benefit which may be paid or provided to any Director. No Director is required to retire by reason of his or her age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors is required.

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

268	Santander UK Group Holdings plc

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

The following activities are disclosed in response to Section 13(r) with respect to the Company and its affiliates within the Banco Santander group:

(a)    Santander UK holds two savings accounts and one current account for two customers. Both of the customers, who are resident in the UK, are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2018 were negligible relative to the overall profits of Santander UK.

(b)    During the period covered by this annual report, Santander UK held one savings account with a balance of £1.24, and one current account with a balance of £1,884.53 for another customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander UK determined to put a block on these accounts, and the accounts were subsequently closed on 14 January 2019. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2018 were negligible relative to the overall profits of Santander UK.

(c)    Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions programme. The accounts held by each customer have been frozen since their designation and have remained frozen through 2018. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended 31 December 2018.

(d)    The Banco Santander group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2018 that were negligible relative to the overall revenues and profits of the Banco Santander group. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either: (i) paying the guaranteed amount (in the case of the performance guarantees); or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Santander UK Group Holdings plc	269

Annual Report 2018 | Other information for US investors

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

Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As at 31 December 2018, our Board was comprised of a Chair (who is also a Non-Executive Director), three Executive Directors and ten other Non-Executive Directors. The Chair, Shriti Vadera, and six of the other Non-Executive Directors, Julie Chakraverty, Annemarie Durbin, Ed Giera, Chris Jones, Genevieve Shore and Scott Wheway, were independent as defined in the NYSE corporate governance standards. The other four Non-Executive Directors were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA. Directors as at 31 December 2018 include Juan Inciarte, who resigned on 31 December 2018, see the ‘Board and Committee membership, tenure, attendance and remuneration’ section. Following his resignation, there will be nine other Non-Executive Directors in addition to the Chair and three Non-Executive Directors who are not independent according to NYSE corporate governance standards.

The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2018, the following Directors made up the Board Nomination Committee: Shriti Vadera (Chair), Ana Botín and Scott Wheway. Of these Directors, Shriti Vadera and Scott Wheway were independent according to NYSE corporate governance standards as at 31 December 2018.

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

The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2018, the Board Remuneration Committee was made up of four independent Non-Executive Directors according to NYSE corporate governance standards (Annemarie Durbin (Chair), Chris Jones, Genevieve Shore and Scott Wheway).

The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and whose members are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2018, the Board Audit Committee was made up of four Non-Executive Directors: Chris Jones (Chair), Julie Chakraverty, Ed Giera and Genevieve Shore. All four members were independent in 2018 as defined in Rule 10A-3.

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

The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. The Board undertook an external review of Board effectiveness in 2016 and agreed on a plan for continuous improvement. In 2018, we reviewed the progress made on implementing the recommendations from 2016’s extensive external evaluation of Board effectiveness and carried out an internal assessment of effectiveness.

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

270	Santander UK Group Holdings plc

> Other information

Other information

Designated agent

The designated agent for service of process on Santander UK in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York.

Trustee/paying agent

The names and addresses of the Trustee/Paying Agent for each class of security registered are set out below:

– Senior: Wells Fargo Bank, National Association, 150 East 42nd Street, 40th Floor, New York, New York 10017, United States

– Subordinated: as above

– Capital: The Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, New York 10286, United States.

Documents on display

The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and other related documents with the US Securities and Exchange Commission. These documents may be inspected by US investors at the US Securities and Exchange Commission’s public reference rooms, which are located at 100 F Street NE, Washington, DC 20549. Information on the operation of the public reference rooms can be obtained by calling the US Securities and Exchange Commission on +1-202-551-8090 or by looking at the US Securities and Exchange Commission’s website. The US Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with it. This is accessible at www.sec.gov.

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2018 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Legal proceedings

We are party to various legal proceedings in the ordinary course of business. See Notes 30 and 32 to the Consolidated Financial Statements.

Material contracts

We are party to various contracts in the ordinary course of business. For the two years ended 31 December 2018, there have been no material contracts entered into outside the ordinary course of business.

Audit fees

See Note 7 to the Consolidated Financial Statements.

Accounting developments under IFRS

See Note 1 to the Consolidated Financial Statements.

Share capital

Details of the Company’s share capital are set out in Note 33 to the Consolidated Financial Statements.

Major shareholders

On 23 September 2013, the Company was incorporated with the issuance of two ordinary shares of £1 each which formed the initial share capital of the Company and were held by Banco Santander SA from 11 December 2013. On 10 January 2014, pursuant to a Board resolution dated 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to Banco Santander SA and Santusa Holding SL in exchange for acquiring all of the ordinary shares of Santander UK plc. The Company has been a subsidiary of Banco Santander SA and Santusa Holding SL throughout 2018. On 24 March 2015, the Company cancelled and extinguished 4,207,503,002 ordinary shares. On 25 March 2015, the Company became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc.

Exchange controls

There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors below.

Santander UK Group Holdings plc	271

Annual Report 2018 | Other information for US investors

Additional balance sheet analysis

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In this section, we summarise our assets and liabilities by their nature, rather than by how we classify them in the Consolidated Balance Sheet. These two presentations can be reconciled as follows, including cross references to the Notes to the Consolidated Financial Statements:

			Loans and advances	Loans and advances to			Balance

		Securities	to banks	customers	Derivatives	Other	sheet total

2018	Note	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		–	–	–	–	24,180	24,180
Financial assets at fair value through profit or loss:
– Trading assets	11	–	–	–	–	–	–
– Derivative financial instruments	12	–	–	–	5,321	–	5,321
– Other financial assets at fair value through profit or loss	13	3,356	1,458	1,323	–	–	6,137
Financial assets at amortised cost:
– Loans and advances to customers(1)	14	–	–	201,619	–	–	201,619
– Loans and advances to banks(1)		–	3,515	–	–	–	3,515
– Reverse repurchase agreements – non trading(1)	17	–	3,254	17,873	–	–	21,127
– Other financial assets at amortised cost(2)	18	7,228	–	–	–	–	7,228
Financial assets at fair value through other comprehensive income(2)	19	13,229	–	73	–	–	13,302
Financial investments(2)	20
Interests in other entities	21	–	–	–	–	88	88
Property, plant and equipment		–	–	–	–	1,835	1,835
Retirement benefit assets	31	–	–	–	–	842	842
Tax, intangibles and other assets		–	–	–	–	4,187	4,187
		23,813	8,227	220,888	5,321	31,132	289,381

			Deposits by banks £m	Deposits by customers £m	Derivatives £m	Other £m	Balance sheet total £m
Liabilities
Financial liabilities at fair value through profit or loss:
– Trading liabilities	23		–	–	–	–	–
– Derivative financial instruments	12		–	–	1,594	–	1,594
– Other financial liabilities at fair value through profit or loss	24		–	5,296	–	990	6,286
Financial liabilities at amortised cost:
– Deposits by customers(1)	25		–	173,692	–	–	173,692
– Deposits by banks(1)	26		17,824	–	–	–	17,824
– Repurchase agreements – non trading(1)	27		1,535	9,375	–	–	10,910
– Debt securities in issue	28		–	–	–	55,906	55,906
– Subordinated liabilities	29		–	–	–	3,601	3,601
Retirement benefit obligations	31		–	–	–	115	115
Tax, other liabilities and provisions			–	–	–	3,233	3,233
			19,359	188,363	1,594	63,845	273,161

(1)

From 1 January 2018, the non-trading repurchase agreements and non-trading reverse repurchase agreements that are held at amortised cost are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are re-presented accordingly.

(2)

On adoption of IFRS 9, the ‘financial investments’ balance sheet line item was split between ‘other financial assets at amortised cost’ and ‘financial assets at fair value through other comprehensive income’. This approach aligns the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position.

272	Santander UK Group Holdings plc

> Additional balance sheet analysis

		Securities	Loans and advances to banks	Loans and advances to customers	Derivatives	Other	Balance sheet total

2017	Note	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		–	–	–	–	32,771	32,771
Financial assets at fair value through profit or loss:
– Trading assets	11	14,818	6,897	8,840	–	–	30,555
– Derivative financial instruments	12	–	–	–	19,942	–	19,942
– Other financial assets at fair value through profit or loss	13	547	–	1,549	–	–	2,096
Financial assets at amortised cost:
– Loans and advances to customers(1)	14	–	–	199,332	–	–	199,332
– Loans and advances to banks(1)		–	3,466	–	–	–	3,466
– Reverse repurchase agreements – non trading(1)	17	–	2,464	150	–	–	2,614
– Other financial assets at amortised cost(2)	18
Financial assets at fair value through other comprehensive income(2)	19
Financial investments(2)	20	15,431	–	2,180	–	–	17,611
Interests in other entities	21	–	–	–	–	73	73
Property, plant and equipment		–	–	–	–	1,598	1,598
Retirement benefit assets	31	–	–	–	–	449	449
Tax, intangibles and other assets		–	–	–	–	4,253	4,253
		30,796	12,827	212,051	19,942	39,144	314,760

			Deposits by banks £m	Deposits by customers £m	Derivatives £m	Other £m	Balance sheet total £m
Liabilities
Financial liabilities at fair value through profit or loss:
– Trading liabilities	23		1,885	25,530	–	3,694	31,109
– Derivative financial instruments	12		–	–	17,613	–	17,613
– Other financial liabilities at fair value through profit or loss	24		–	680	–	1,635	2,315
Financial liabilities at amortised cost:
– Deposits by customers	25		–	177,421	–	–	177,421
– Deposits by banks(1)	26		12,708	–	–	–	12,708
– Repurchase agreements – non trading(1)	27		1,076	–	–	–	1,076
– Debt securities in issue	28		–	–	–	48,860	48,860
– Subordinated liabilities	29		–	–	–	3,793	3,793
Retirement benefit obligations	31		–	–	–	286	286
Tax, other liabilities and provisions			–	–	–	3,377	3,377
			15,669	203,631	17,613	61,645	298,558

(1)

From 1 January 2018, non-trading repurchase agreements and non-trading reverse repurchase agreements are now presented as separate lines in the balance sheet, as described in Note 1. Comparatives are re-presented accordingly.

(2)

On adoption of IFRS 9, the ‘financial investments’ balance sheet line item was split between ‘other financial assets at amortised cost’ and ‘financial assets at fair value through other comprehensive income’. This approach aligns the balance sheet line items to the IFRS 9 accounting classifications and provides a clearer understanding of our financial position.

Santander UK Group Holdings plc	273

Annual Report 2018 | Other information for US investors

SECURITIES

Securities are a small proportion of our total assets, held mainly within other financial assets at fair value through profit or loss, other financial assets at amortised cost or financial assets at fair value through other comprehensive income.

Analysis by type of issuer

The following table sets out our securities at 31 December 2018, 2017 and 2016. We hold these securities for liquidity purposes. Prior to the implementation of our ring-fence structure, as described in Note 43 to the Consolidated Financial Statements, we also held these securities for trading purposes.

For more information, see ‘Country risk exposures’ in the ‘Credit risk’ section of the Risk review.

	2018	2017	2016

	£m	£m	£m
UK Government	7,479	9,449	10,014
US Treasury and other US Government agencies and corporations	921	1,155	1,268
Other OECD governments	4,162	4,091	4,504
Bank and Building Society:
– Bonds	5,278	4,395	5,051
Other issuers:
– Fixed and floating rate notes – Government guaranteed	–	426	898
– Mortgage-backed securities	3,748	107	133
– Other asset-backed securities	69	38	36
– Other securities	2,063	1,392	1,850
Ordinary shares and similar securities	93	9,743	6,098
	23,813	30,796	29,852

Ordinary shares and similar securities mainly comprise of equity securities listed in the UK and other countries. Prior to the implementation of our ring-fence structure these were principally held for trading purposes.

Debt securities	Description
UK Government	Treasury Bills and UK Government guaranteed issues by other UK banks.
US Treasury and other US Government agencies and corporations	US Treasury Bills, including cash management bills.
Other OECD governments	Issues by OECD governments, other than the US and UK governments.
Bank and Building Society	Bonds are fixed securities with short to medium-term maturities issued by banks and building societies.
Fixed and floating rate notes	Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. We hold these securities for trading and yield purposes.
Mortgage-backed securities	Mainly comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element.
Other asset-backed securities	Mainly comprises floating-rate asset-backed securities.
Other securities	Mainly comprises reversionary UK property securities.

Contractual maturities

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

	One year or less £m	After one year through five years £m	After five years through ten years £m	After ten years £m	Total £m
Issued by public bodies:
– UK Government	–	190	7,120	169	7,479
– Other governments	2,929	2,047	108	–	5,084
Banks, Building Societies and Other issuers	780	3,933	3,805	2,639	11,157
	3,709	6,170	11,033	2,808	23,720
Weighted average yield	0.39%	1.85%	1.51%	1.60%	1.43%

Significant exposures

The following table shows the book value (which equals market value) of securities of individual counterparties where the total amount of those securities exceeded 10% of our shareholders’ funds at 31 December 2018 as set out in the Consolidated Balance Sheet. The table also shows where we classify the securities in the Consolidated Balance Sheet.

	Financial assets at FVOCI £m	Other financial assets at amortised cost £m	Total £m
UK Government and UK Government guaranteed	970	6,509	7,479
Japanese Government	3,687	–	3,687

274	Santander UK Group Holdings plc

> Additional balance sheet analysis

LOANS AND ADVANCES TO BANKS

Loans and advances to banks include loans to banks and building societies and balances with central banks (excluding central bank balances which can be withdrawn on demand). The balances include loans and advances to banks classified in the balance sheet as reverse repurchase agreements – non trading. Prior to the implementation of our ring-fence structure it also included loans and advances to banks classified as trading assets.

	2018	2017	2016	2015	2014

	£m	£m	£m	£m	£m
Loans and advances to banks	8,227	12,827	11,832	8,985	8,002

Maturity analysis

The following table shows loans and advances to banks by maturity at 31 December 2018.

	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total

	£m	£m	£m	£m	£m	£m	£m
Fixed interest rate	228	2,637	103	1	–	52	3,021
Variable interest rate	1,993	251	516	2,101	25	320	5,206
	2,221	2,888	619	2,102	25	372	8,227

LOANS AND ADVANCES TO CUSTOMERS

We provide lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. Purchase and resale agreements represent business with professional non-bank customers as part of the liquidity risk management function. The balances are stated before deducting impairment loss allowances and RV and voluntary termination provisions, and include loans and advances to customers classified in the balance sheet other financial assets at fair value through profit or loss, reverse repurchase agreements – non trading and financial assets at fair value through other comprehensive income. Prior to the implementation of our ring-fence structure they also included loans and advances to customers classified as trading assets.

	2018	2017	2016	2015	2014

	£m	£m	£m	£m	£m
Loans secured on residential properties	158,248	155,355	154,727	153,261	150,440
Corporate loans	28,348	32,555	33,709	33,801	32,262
Finance leases	6,821	6,710	6,730	6,306	2,639
Secured advances	–	–	10	13	15
Other unsecured loans	7,554	7,334	8,533	7,951	7,043
Purchase and resale agreements	18,740	7,736	7,955	4,352	2,200
Loans and receivables securities	–	2,180	255	51	109
Amounts due from immediate parent	–	–	–	–	–
Amounts due from fellow subsidiaries and joint ventures	1,997	1,199	1,112	1,367	797
Loans and advances to customers	221,708	213,069	213,031	207,102	195,505
Impairment loss allowances	(751)	(940)	(921)	(1,108)	(1,415)
RV and voluntary termination provisions on finance leases	(69)	(78)	(68)	(49)	(24)
Net loans and advances to customers	220,888	212,051	212,042	205,945	194,066

No single concentration of loans and advances above, except for loans secured on residential properties and corporate loans, is more than 10% of total loans and advances, and no individual country, except the UK, is more than 5% of total loans and advances.

Santander UK Group Holdings plc	275

Annual Report 2018 | Other information for US investors

Maturity analysis

The following table shows loans and advances to customers by maturity at 31 December 2018. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total

	£m	£m	£m	£m	£m	£m	£m
Loans secured on residential properties	2	656	585	6,914	19,568	130,523	158,248
Corporate loans	861	1,309	2,927	12,420	4,865	5,966	28,348
Finance leases	–	894	2,157	3,600	74	96	6,821
Other unsecured loans	656	2,597	873	3,195	141	92	7,554
Purchase and resale agreements	–	13,674	5,066	–	–	–	18,740
Amounts due from immediate parent	–	–	–	–	–	–	–
Amounts due from fellow subsidiaries and joint ventures	2	415	753	827	–	–	1,997
Loans and advances to customers	1,521	19,545	12,361	26,956	24,648	136,677	221,708
Of which:
– Fixed interest rate	–	14,485	8,625	4,100	11,573	101,379	140,162
– Variable interest rate	1,521	5,060	3,736	22,856	13,075	35,298	81,546
Total	1,521	19,545	12,361	26,956	24,648	136,677	221,708
Of which:
– Interest-only loans secured on residential properties	–	321	253	4,211	9,715	33,348	47,848

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

RISK ELEMENTS IN THE LOAN PORTFOLIO

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework the elements of our loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:

–	Impaired loans
–	Unimpaired loans contractually past due 90 days or more as to interest or principal
–	Troubled debt restructurings
–	Potential problem loans and advances
–	Cross-border outstandings.

Impaired loans

Following adoption of IFRS 9 on 1 January 2018, we define a loan as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt they can keep up with their payments i.e. they are unlikely to pay. We classify credit impaired loans as Stage 3. For details of loans classified as Stage 3, see the ‘Credit risk’ section of the Risk review. Prior to the adoption of IFRS 9, we used a different definition of default to identify loans as credit impaired (although the two definitions are not significantly different), and we classified credit impaired loans as NPLs. Although we adopted IFRS 9 from 1 January 2018, we continued to monitor NPLs as a key metric in 2018. For more, see ‘Key metrics’ and ‘Definition of default (Credit impaired)’ in ‘Credit risk – Santander UK group level’ in the ‘Credit risk’ section of the Risk review.

In accordance with IFRS, we recognise interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £8m (2017: £9m, 2016: £11m).

Unimpaired loans contractually past due 90 days or more as to interest or principal

We classify such loans as credit impaired.

Troubled debt restructurings

Under US accounting practice and classifications, troubled debt restructurings are loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. We classify such loans as in forbearance. For details of loans in forbearance, see ‘Forbearance’ in ‘Credit risk – Santander UK group level’, ‘Credit risk – Retail Banking’ and ‘Credit risk – Other business segments’ in the ‘Credit risk’ section of the Risk review.

Potential problem loans and advances

These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. We classify such loans as impaired.

	2018	2017	2016	2015	2014

	£m	£m	£m	£m	£m
Loans and advances to customers(1) of which:	199,869	200,325	200,156	198,634	190,651
– Stage 3	2,491
– NPLs	2,408	2,848	2,994	3,056	3,424

(1)	Includes Social Housing loans and finance leases, and excludes trading assets.

276	Santander UK Group Holdings plc

> Additional balance sheet analysis

Cross-border outstandings

The disclosure of cross border outstandings in this section reflects US accounting practice and classifications. Cross border outstandings, as defined by bank regulatory rules, are amounts payable to us by residents of foreign countries, regardless of the currency in which the claim is denominated, and local country claims in excess of local country obligations. Cross border outstandings consist mainly of loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets.

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

For more on our country risk exposures, see ‘Country risk exposures’ in the ‘Credit risk’ section of the Risk review.

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2018, 2017 and 2016 cross border outstandings exceeding 1% of total assets were as follows:

2018	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	1.1	3.0	0.3	4.4
Japan	3.8	2.6	–	6.4
Ireland	–	12.3	0.4	12.7
Spain	–	2.7	0.2	2.9

2017
US	6.4	10.5	0.1	17.0
Japan	3.0	2.8	0.8	6.6
Spain	–	4.8	0.1	4.9
France	0.3	2.2	2.2	4.7

2016
US	5.0	13.1	0.1	18.2
Japan	2.8	3.3	1.4	7.5

(ii) Cross border outstandings between 0.75% and 1% of total assets

There were no cross border outstandings between 0.75% and 1% of total assets at 31 December 2018. At 31 December 2017 and 2016, cross border outstandings between 0.75% and 1% of total assets were as follows:

	Governments	Banks and

	and official	other financial

	institutions	institutions	Other	Total

2017	£bn	£bn	£bn	£bn
Germany	–	2.8	0.1	2.9

2016
Spain	–	2.5	0.2	2.7
Luxembourg	–	2.3	0.3	2.6
Germany	–	2.5	–	2.5
France	0.4	2.0	0.1	2.5

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2018, 2017 and 2016, cross border outstandings between 0.5% and 0.75% of total assets were as follows:

	Governments	Banks and

	and official	other financial

	institutions	institutions	Other	Total

2018	£bn	£bn	£bn	£bn
Germany	–	1.6	–	1.6

2017
Ireland	–	1.3	0.8	2.1
Netherlands	–	0.6	1.2	1.8
Luxembourg	–	1.3	0.4	1.7

There were no cross border outstandings between 0.5% and 0.75% of total assets at 31 December 2016.

Santander UK Group Holdings plc	277

Annual Report 2018 | Other information for US investors

Credit impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2018	2017	2016	2015	2014

	£m	£m	£m	£m	£m
Total credit impairment loss allowances:
– Loans secured on residential properties	234	225	279	424	579
– Corporate loans	226	490	382	395	558
– Finance leases	85	46	45	20	30
– Other unsecured advances	206	179	215	269	248
Total credit impairment loss allowances	751	940	921	1,108	1,415

Movements in credit impairment loss allowances on loans and advances to customers

An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.

	2018	2017	2016	2015	2014

	£m	£m	£m	£m	£m
Credit impairment loss allowances at 31 December	940	921	1,108	1,415	1,538
Adoption of IFRS 9 (see Note 1 to the Consolidated Financial Statements)	211
Reallocation of ECL on off balance sheet exposures(1)	(50)
Credit impairment loss allowances at 1 January	1,101	921	1,108	1,415	1,538
Amounts written off:
– Loans secured on residential properties	(17)	(17)	(29)	(32)	(56)
– Corporate loans	(355)	(64)	(72)	(157)	(150)
– Finance leases	(23)	(19)	(22)	(30)	(14)
– Other unsecured advances	(144)	(138)	(196)	(244)	(272)
Total amounts written off	(539)	(238)	(319)	(463)	(492)
Credit impairment losses (released)/charged against profit:
– Loans secured on residential properties	(18)	(37)	(116)	(123)	42
– Corporate loans	17	172	59	(6)	75
– Finance leases	51	20	47	20	17
– Other unsecured advances	139	102	142	265	235
Total credit impairment losses charged against profit	189	257	132	156	369
Credit impairment loss allowances at 31 December	751	940	921	1,108	1,415

(1)	This relates to ECL on off-balance sheet exposures following the adoption of a methodology to enable their separate identification from ECL on drawn exposures.

	%	%	%	%	%
Ratio of amounts written off to average loans during the year	0.27	0.12	0.15	0.22	0.26

Recoveries, net of collection costs

An analysis of recoveries, net of collection costs is presented below.

	2018	2017	2016	2015	2014

	£m	£m	£m	£m	£m
Loans secured on residential properties	2	3	4	2	3
Corporate loans	1	1	3	3	4
Finance leases	6	6	2	2	2
Other unsecured advances	33	44	56	83	102
Total amount recovered	42	54	65	90	111

278	Santander UK Group Holdings plc

> Additional balance sheet analysis

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers classified in the balance sheet as other financial liabilities at fair value through profit or loss and repurchase agreements – non trading. Prior to the implementation of our ring-fence structure they also included deposits by customers classified as trading liabilities. The following tables show the average balances by customer type.

	2018	2017	2016

	£m	£m	£m
Demand deposits	153,880	150,389	131,521
Time deposits	18,832	23,224	29,760
Other deposits	21,855	22,687	19,475
Average balance(1)	194,567	196,300	180,756
Average interest rate(1)	0.69%	0.66%	1.00%

(1)	Calculated using monthly data.

We obtain retail demand and time deposits either through our branch network, cahoot or remotely. We also obtain retail demand and time deposits outside the UK, mainly through the Jersey and Isle of Man branches of ANTS (previously Santander UK plc). They are all interest-bearing and interest rates are varied from time to time in response to competitive conditions.

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

DEPOSITS BY BANKS

The balances below include deposits by banks classified in the balance sheet as repurchase agreements – non trading. Prior to the implementation of our ring-fence structure they also included deposits by banks classified as trading liabilities.

	2018	2017	2016

	£m	£m	£m
Average balance(1)	19,536	15,708	12,634
Average interest rate(1)	0.74%	0.46%	0.62%

(1)	Calculated using monthly data.

At 31 December 2018, deposits by foreign banks were £4,631m (2017: £2,159m, 2016: £1,995m).

Santander UK Group Holdings plc	279

Annual Report 2018 | Other information for US investors

SHORT-TERM BORROWINGS

We include short-term borrowings in other financial liabilities at fair value through profit or loss, deposits by banks, repurchase agreements – non trading and debt securities in issue. Prior to the implementation of our ring-fence structure short-term borrowings were also included in trading liabilities. We do not show short-term borrowings separately on our balance sheet. Short-term borrowings are amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowing from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet. The table below shows short-term borrowings for each of the years ended 31 December 2018, 2017 and 2016.

	2018	2017	2016

	£m	£m	£m
Securities sold under repurchase agreements
– Year-end balance	12,175	26,334	10,104
– Year-end interest rate	0.77%	0.52%	0.11%
– Average balance(1)	21,684	23,281	16,109
– Average interest rate(1)	0.76%	0.42%	0.44%
– Maximum balance(1)	32,550	28,793	23,385
Commercial paper
– Year-end balance	3,131	3,293	3,132
– Year-end interest rate	2.43%	0.80%	0.88%
– Average balance(1)	4,314	3,592	3,220
– Average interest rate(1)	1.71%	0.76%	0.74%
– Maximum balance(1)	5,898	4,180	3,858
Borrowings from banks (Deposits by banks)(2)
– Year-end balance	6,832	3,968	2,619
– Year-end interest rate	0.66%	0.34%	0.09%
– Average balance(1)	5,268	3,278	3,350
– Average interest rate(1)	0.54%	0.23%	0.10%
– Maximum balance(1)	6,902	4,222	4,861
Negotiable certificates of deposit
– Year-end balance	3,221	4,706	5,217
– Year-end interest rate	0.56%	0.69%	0.31%
– Average balance(1)	3,914	4,710	3,970
– Average interest rate(1)	0.54%	0.66%	0.36%
– Maximum balance(1)	6,108	5,335	5,614
Other debt securities in issue
– Year-end balance	7,397	7,556	7,904
– Year-end interest rate	1.58%	1.42%	1.57%
– Average balance(1)	5,610	9,126	7,806
– Average interest rate(1)	1.76%	1.65%	1.76%
– Maximum balance(1)	7,397	10,761	8,267

(1)	Calculated using monthly weighted average data.
(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £262m (2017: £303m, 2016: £308m).

During 2018 and as part of our ring-fencing plans ANTS and its US Branch ceased issuing commercial paper. All commercial paper is now issued by Santander UK plc. Santander UK plc issues euro commercial paper with a minimum issuance amount of €100,000 with a maximum maturity of 364 days, and US$ commercial paper with a minimum denomination of US$250,000, with a maximum maturity of 270 days.

Certificates of deposit and certain time deposits

The following table shows the maturities of our certificates of deposit and other large wholesale time deposits from non-banks over £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2018. A proportion of our retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2018. Also, the customers may withdraw their funds on demand by paying an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

		Over 3	Over 6

	3 months	through	through	Over

	or less	6 months	12 months	12 months	Total

	£m	£m	£m	£m	£m
Certificates of deposit	2,587	394	240	–	3,221
Wholesale time deposits	1,428	219	113	–	1,760
	4,015	613	353	–	4,981

280	Santander UK Group Holdings plc

CONTRACTUAL OBLIGATIONS

For the amounts and maturities of contractual obligations in respect of guarantees, see Notes 32 and 41 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are shown in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates.

	Payments due by period

	Less than 1 year £m	1–3 years £m	3–5 years £m	More than 5 years £m	Total £m
Derivative financial instruments	503	74	11	1,006	1,594
Deposits by customers(1)	173,020	4,614	1,154	3,922	182,710
Deposits by banks(1)	13,163	9,361	2,269	219	25,012
Debt securities in issue(2)	14,219	21,829	5,920	14,928	56,896
Subordinated liabilities	–	–	1,173	2,428	3,601
Retirement benefit obligations	266	556	634	9,349	10,805
Operating lease obligations	73	85	29	60	247
Purchase obligations	276	–	–	–	276
	201,520	36,519	11,190	31,912	281,141

(1)

Includes deposits by banks and deposits by customers classified in the balance sheet as trading liabilities, other financial liabilities at fair value through profit or loss and financial liabilities at amortised cost (including repurchase agreements – non trading).

(2)	Includes debt securities in issue classified in the balance sheet as trading liabilities and other financial liabilities at fair value through profit or loss.

The table is based on contractual maturities, so it takes no account of call features in our subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants in the loan agreements.

For details of deposits by customers, deposits by banks, and repurchase agreements - non trading, see Notes 25, 26 and 27 to the Consolidated Financial Statements. We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations.

Under current conditions, our working capital is expected to be sufficient for our present needs and to pursue our planned business strategies.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, we issue guarantees on behalf of customers. The main guarantees we issue are standby letters of credit and performance bonds under which we take on credit on behalf of customers when actual funding is not required. This is normally because a third party will not accept the credit risk of the customer. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure. In addition, we give representations, indemnities and warranties on the sale of our subsidiaries, businesses and other assets, as is normal in such activity. The maximum potential amount of any claims made against these is usually much higher than actual settlements. We make provisions for our best estimate of the likely outcome, either at the time of sale, or later if we receive more information. See Note 32 to the Consolidated Financial Statements for more information on our guarantees, commitments and contingencies. See Note 21 to the Consolidated Financial Statements for more information on our off-balance sheet arrangements.

In the ordinary course of business, we also enter into securitisation transactions as set out in Note 15 to the Consolidated Financial Statements. We consolidate the securitisation companies and we continue to administer the assets. The securitisation companies provide us with an important source of long-term funding and/or the ability to manage capital efficiently.

Santander UK Group Holdings plc	281

Annual Report 2018 | Other information for US investors

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

			2018/2017		2017/2016

		Changes due to			Changes due to

	Total	increase/(decrease) in		Total	increase/(decrease) in

	change	Volume	Rate	change	Volume	Rate

	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	(35)	62	(97)	(704)	(8)	(696)
Loans and advances to banks	43	(25)	68	52	34	18
Reverse repurchase agreements – non trading	104	118	(14)	5	(2)	7
Other interest-earning financial assets	55	30	25	85	50	35
Total interest income	167	185	(18)	(562)	74	(636)
Interest expense
Deposits by customers – demand	75	22	53	(420)	198	(618)
Deposits by customers – time	(30)	(37)	7	(192)	(85)	(107)
Deposits by customers – other	(4)	3	(7)	(14)	(32)	18
Deposits by banks	85	20	65	17	31	(14)
Repurchase agreements – non trading	32	11	21	(33)	(15)	(18)
Subordinated debt	7	(14)	21	(9)	(15)	6
Debt securities in issue	199	55	144	(116)	(69)	(47)
Other interest-bearing financial liabilities	–	(3)	3	(16)	(6)	(10)
Total interest expense	364	57	307	(783)	7	(790)
Net interest income	(197)	128	(325)	221	67	154

282	Santander UK Group Holdings plc

> Additional balance sheet analysis

AVERAGE BALANCE SHEET

Year-end balances may not reflect activity throughout the year, so we present average balance sheets below. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2018			2017			2016

	Average		Average	Average		Average	Average		Average

	balance(1)	Interest(2,3)	rate	balance(1)	Interest(2,3)	rate	balance(1)	Interest(2,3)	rate

	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers(4)	202,326	5,459	2.70	200,075	5,494	2.75	200,339	6,198	3.09
Loans and advances to banks	30,015	207	0.69	35,527	164	0.46	27,164	112	0.41
Reverse repurchase agreements – non trading	12,759	124	0.97	1,851	20	1.08	2,113	15	0.71
Debt securities	19,589	282	1.44	17,281	227	1.31	12,792	142	1.11
Total average interest-earning assets, interest income(5)	264,689	6,072	2.29	254,734	5,905	2.32	242,408	6,467	2.67
Credit impairment loss allowances and RV & VT provisions	(862)	–	–	(903)	–	–	(1,095)	–	–
Trading assets	12,241	–	–	25,149	–	–	21,798	–	–
Derivatives and other non-interest-earning assets	24,204	–	–	32,519	–	–	36,697	–	–
Other financial assets at fair value through profit or loss	4,223	–	–	2,158	–	–	2,439	–	–
Total average assets	304,495	–	–	313,657	–	–	302,247	–	–
Liabilities
Deposits by customers – demand	(153,880)	(1,036)	0.67	(150,389)	(961)	0.64	(131,521)	(1,381)	1.05
Deposits by customers – time	(18,832)	(164)	0.87	(23,224)	(194)	0.84	(29,760)	(386)	1.30
Deposits by customers – other	(1,679)	(24)	1.43	(1,537)	(28)	1.82	(6,679)	(42)	0.63
Deposits by banks	(15,836)	(120)	0.76	(10,137)	(35)	0.35	(3,728)	(18)	0.48
Repurchase agreements – non trading	(8,840)	(37)	0.42	(2,707)	(5)	0.18	(4,435)	(38)	0.86
Debt securities	(53,359)	(936)	1.75	(49,663)	(737)	1.48	(54,015)	(853)	1.58
Subordinated liabilities	(3,343)	(141)	4.22	(3,729)	(134)	3.59	(4,163)	(143)	3.44
Other interest-bearing liabilities	(152)	(8)	5.26	(250)	(8)	3.20	(340)	(24)	7.06
Total average interest-bearing liabilities, interest expense(5)	(255,921)	(2,466)	0.96	(241,636)	(2,102)	0.87	(234,641)	(2,885)	1.23
Trading liabilities	(12,032)	–	–	(26,843)	–	–	(18,491)	–	–
Derivatives and other non-interest-bearing liabilities	(14,544)	–	–	(25,448)	–	–	(31,067)	–	–
Other financial liabilities at fair value through profit or loss	(5,344)	–	–	(2,592)	–	–	(2,467)	–	–
Equity	(16,654)	–	–	(17,138)	–	–	(15,581)	–	–
Total average liabilities and equity	(304,495)	–	–	(313,657)	–	–	(302,247)	–	–

(1)	Average balances are based on monthly data.
(2)	The NIM for the year ended 31 December 2018 was 1.36% (2017: 1.49%, 2016: 1.48%). NIM is calculated as net interest income divided by average interest earning assets.
(3)

The interest spread for the year ended 31 December 2018 was 1.33% (2017: 1.45%, 2016: 1.44%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

(4)	Loans and advances to customers include NPLs. See the ‘Credit risk’ section of the Risk review.
(5)	The ratio of average interest-earning assets to interest-bearing liabilities at 31 December 2018 was 103% (2017: 106%, 2016: 104%).

Santander UK Group Holdings plc	283

Annual Report 2018 | Other information for US investors

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

–	An individual who is not resident in the UK or
–	A company which is not resident in the UK,

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

284	Santander UK Group Holdings plc

> Glossary of financial services industry terms

Glossary of financial services industry terms

Term	Definition
1I2I3 Business World	1I2I3 Business World is the marketing name to describe customers who hold a 1I2I3 Business Account. This will give our 1I2I3 businesses access to preferential rates and special offers, for example on our loans and savings products.
1I2I3 World	1I2I3 World is the marketing name to describe customers that hold a 1I2I3 Current Account, 1I2I3 Lite Current Account, Select Current Account, Private Current Account, 1I2I3 Student / Graduate / Post-Graduate Current Account, 1I2I3 Mini Current Account or 1I2I3 Credit Card. Customers in 1I2I3 World have access to a range of products with preferential rates and / or special deals such as cashback.
Additional Tier 1 (AT1) capital	Instruments other than Common Equity Tier 1 that meet the Capital Requirements Regulation (CRR) criteria for inclusion in Tier 1 capital.
Advanced Internal Rating Based (AIRB) approach	A method of calculation using internal estimates for all risk components.
Alternative performance measures (APMs)	A financial measure of historical or future financial performance, financial position or cashflows, other than a financial measure defined or specified under International Financial Reporting Standards.
Any excess in month	Accounts that were overdrawn for more than their overdraft for everyday in the previous month.
Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
Asset Backed Securities (ABS)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.
UK Bank Levy	The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.
Banking NIM	Banking net interest margin. Net interest income divided by average customer assets.
Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.
Basis point (bp)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail Banking, serving enterprises with a turnover of up to £6.5m per annum.
Colleague engagement	Colleague engagement is measured on annual basis in the Group Engagement Survey (GES), conducted by Mercer for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high performing firms.
Collectively assessed loan impairment provisions	Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques. See ‘Impairment of financial assets’ in Note 1 to the Consolidated Financial Statements.
Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.
Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital	The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET1 capital ratio is CET1 capital as a percentage of risk-weighted assets.
CET1 capital ratio	CET1 capital as a percentage of risk weighted assets.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporate customer satisfaction	Measured by the Charterhouse UK Business Banking Survey, an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn.
Corporates	The sum of enterprises served by our Business Banking, Corporate & Commercial Banking and Corporate & Investment Banking.
Cost-to-income ratio	Total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of total operating income.
Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances. See non-performing loans and advances tables in the Risk review for industry specific definitions of individual products.
Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.
Credit Default Swap (CDS)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
Cash collection	Agents have been instructed to collect cash from the customer.
Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.
Current Account Switch Service (CASS) guarantee	On 16 September 2013, Bacs (previously Payments Council) launched CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching current accounts from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.
Customer loans / customer deposits	Money lent to or deposited by all individuals and companies that are not credit institutions. Such funds are predominantly recorded as assets and liabilities in the balance sheet under Loans and advances to customers and Deposits by customers, respectively.
Customer funding gap	Customer loans less customer deposits.
Customer satisfaction	See ‘Corporate customer satisfaction’ and ‘Retail customer satisfaction’.
Days past due	One or more days that interest and/or principal payments are overdue based on the contractual terms.
Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.
Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.
Debt securities in issue	Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds and medium-term notes.
Default	Financial assets in default represent those that are at least 90 days past due in respect of principal or interest and/or where the assets are otherwise considered to be unlikely to pay, including those that are credit impaired.
Default at proxy origination	IFRS 9 requires us to compare lifetime probability of default at origination with our view of lifetime probability of default now. If we do not have data at origination then a proxy origination is defined.

Santander UK Group Holdings plc	285

Annual Report 2018 | Other information for US investors

Term	Definition
Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.
Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer’s obligation can be more or less than its contributions to the fund.
Defined contribution plan	A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer’s obligation is limited to its contributions to the fund.
Delinquency	See ‘Arrears’.
Deposits by banks	Money deposited by banks and other credit institutions. They include money-market deposits, securities sold under repurchase agreements, and other short-term deposits. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Banks, Trading Liabilities or Financial Liabilities designated at Fair Value.
Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.
Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app at least once in the month.
Distributable items	Equivalent to distributable profits under the Companies Act 2006.
Dividend payout ratio	Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interests).
Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.
Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.
Expected credit loss (ECL)	Represents what the credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk since origination.
Expected loss	The product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV, and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality.
Exposure	The maximum loss that a financial institution might suffer if a borrower, counterparty or group fails to meet their obligations or assets and off-balance sheet positions have to be realised.
Exposure at default (EAD)	The estimation of the extent to which the Santander UK group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit. We determine EAD for each month of the forecast period by the expected payment profile, which varies by product type. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an undrawn element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product type and base them on analysis of recent default data.
Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.
Financial Conduct Authority (FCA)	A UK quasi-governmental agency formed as one of the successors to the Financial Services Authority (FSA). The FCA regulates financial firms providing services to UK consumers and maintains the integrity of the UK’s financial markets. It focuses on the regulation of conduct by both retail and wholesale financial services firms.
Financial Services Compensation Scheme (FSCS)	The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (FSMA) 2000. The FSCS can pay compensation to customers if a UK PRA authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA, including Santander UK plc and other members of the Santander UK group.
First / Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.
Follow-on Rate (FoR)	A mortgage product that tracks and is directly linked to the Bank of England base rate.
Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.
Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).
Funded / unfunded	Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released / not released.
Funding for Lending Scheme (FLS)	A scheme designed by the Bank of England and HM Treasury to incentivise banks and building societies to boost their lending to UK households and non-financial companies. It aims to do this by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to their performance in lending to the UK non-financial sector.
Home loan (Residential mortgage)	A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.
Impairment loss allowance (Loan loss allowance)	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for an expected credit loss in the lending book. An impairment loss allowance may be either individual or collective.
Impairment losses	For 2017 and prior periods, the IAS 39 definition of impairment losses applies. This is superseded by the IFRS 9 definition of credit impairment losses. The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.
Individually assessed loan impairment provisions	Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.
Internal Capital Adequacy Assessment Process (ICAAP)	The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.
Internal Liquidity Adequacy Assessment Process (ILAAP)	The Santander UK group’s own assessment of the prudent level of liquidity that is consistent with the Santander UK group’s LRA. It documents and demonstrates the Santander UK group’s overall liquidity adequacy – an appropriate level of liquid resources, a prudent funding profile and comprehensive management and control of liquidity and funding risks.
Internal ratings-based approach (IRB)	The Santander UK group’s method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.
International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles-based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.
Lending to corporates	The sum of our Business banking, Corporate & Commercial Banking and Corporate & Investment Banking loan balances.
Level 1	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.
Level 2	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.
Level 3	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.
Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.
Liquidity Coverage Ratio (LCR)	The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.

286	Santander UK Group Holdings plc

> Glossary of financial services industry terms

Term	Definition
LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high quality liquid assets. The LCR eligible liquidity pool also covers both Pillar 1 and Pillar 2 risks.
Loan loss rate	Defined as a rolling twelve months impairment charge on loans and advances divided by average loans and advances.
Loan-to-deposit ratio (LDR)	LDR is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).
Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.
Loss Given Default (LGD)	The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
Loyal retail customers	Primary banking current account customers who hold an additional product.
Loyal SME and corporate customers	Santander Business Banking customers, managed under Retail Banking, who have three month average Credit Turnover of at least £1,000 across their Banking accounts. Corporate customers, who have at least three products and, for those in the trade business, must also have a current account with a minimum activity threshold specific to their customer segment.
Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
Medium-Term Funding (MTF)	Shown at a sterling equivalent value. Consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received from the Bank of England’s Funding for Lending Scheme (FLS) or Term Funding Scheme (TFS).
Medium-Term Notes (MTNs)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
Minimum requirement for own funds and eligible liabilities (MREL)	A requirement under the Bank Recovery and Resolution Directive for EU resolution authorities to set a minimum requirement for own funds and eligible liabilities for banks, implementing the Financial Stability Board’s Total Loss Absorbing Capacity (TLAC) standard. The purpose of MREL is to help ensure that when banks, building societies and investment firms fail, that failure can be managed in an orderly way while minimising risks to financial stability, disruption to critical economic functions, and risks to public funds.
Mortgages	Refers to residential and buy to let retail mortgages only and excludes social housing and commercial mortgage properties.
Mortgage-Backed Securities (MBS)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.
Mortgage retention	The proportion of customers with a maturing mortgage that remain with Santander. Applied to mortgages four months post maturity and is calculated as a twelve-month average of retention rates.
n.m.	Not meaningful when the change is above 100%.
Net fee and commission income	Fee and commission income minus other fees paid that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.
Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.
Net Promoter Score	The ‘Net Promoter score’ is based on 11-point scale (0-10). The calculation used here is the percentage top two promoters (customers scoring 9 or 10) minus detractors, defined as percentage bottom seven (customers scoring 0-6) and excluding passives (customers scoring 7 or 8). This is scored across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands.
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Non-performing loans (NPLs)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Santander UK Group Level - Credit risk management – risk measurement and control’ in the Risk review section of the Annual Report.
NPL ratio	NPLs as a percentage of loans and advances to customers.
Other retail products	Other Retail products include Cater Allen, cahoot and crown dependencies (Jersey branch and Isle of Man).
Over the counter (OTC) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
People Supported	People supported through our charity partnerships and sponsored programmes. Employee volunteer activities are organised through our flagship Discovery Project programme, the Santander Foundation and Santander Universities.
Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements. This is 8% of the bank’s risk-weighted assets.
Pillar 2	The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.
Pillar 3	The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.
Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.
Primary banking customers	Adult Banking Customers who have a three month average credit turnover of at least £500 and set up a minimum of two Direct Debits (one paid out in the last three months) or at least one Standing Order (paid out in the last three months). Student Banking Customers who have a twelve month average credit turnover of at least £500 and as a minimum three active Debit Card transactions in the last month.
Prime/prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.
Private customers	Customers who have investments or savings of over £500,000 or a gross annual income in excess of £250,000.
Private equity investments	Equity holdings in operating companies not quoted on a public exchange.
Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
Prudential Regulation Authority (PRA)	The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.
Regulatory capital	The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.
Remuneration Code	FCA Remuneration Code for dual regulated firms SYSC19D.3.44 and PRA Rulebook-Remuneration Part 15.7
Repurchase agreement (Repo)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller’s perspective such agreements are securities sold under repurchase agreements (repos) and from the buyer’s securities purchased under commitments to resell (reverse repos).
Residential Mortgage-Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal).
Retail customer satisfaction	The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, Ipsos MORI. The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands.
Retail deposit spread	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.

Santander UK Group Holdings plc	287

Annual Report 2018 | Other information for US investors

Term	Definition
Retail IRB approach	The Santander UK group’s internal method of calculating credit risk capital requirements for its key retail portfolios. The FSA approved the Santander UK group’s application of the Retail IRB approach to the Santander UK group’s credit portfolios with effect from 1 January 2008.
Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.
Return on average tangible equity (RoTE)	The profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.
Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
Santander UK	Refers to Santander UK Group Holdings plc and its subsidiaries.
Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.
Select customers	Customers who have a Select Current Account and pay their main income of at least £5,000 per month into their Select Current Account or keep £75,000 in any Santander investment(s), savings or current account.
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
Small and medium-sized businesses (SMEs)	Small and medium-sized businesses with <£10m turnover or <250 employees.
Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12 month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see ‘IRB’ above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.
Stress testing	Stress testing is a management tool that facilitates a forward looking perspective on risk management, strategic planning, capital, and liquidity and funding planning.
Structured entity	An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.
Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
SVR	Standard Variable Rate for mortgages.
Tier 1 capital	A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.
Tier 1 capital ratio	The ratio expresses Tier 1 capital as a percentage of risk weighted assets.
Tier 2 capital	Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.
Total loss absorbing capacity (TLAC)	An international standard for TLAC issued by the Financial Stability Board, which requires global systemically important banks (G-SIBs) to have sufficient loss-absorbing and recapitalisation capacity available in resolution, to minimise impacts on financial stability, maintain the continuity of critical functions and avoid requiring taxpayer support.
Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance, TFS and noncustomer deposits. Total wholesale funding excludes any collateral received as part of the FLS.
Trading book	Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.
Troubled debt restructurings	A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.
UK leverage ratio	CRD IV end-point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014. In July 2016, the definition was amended to exclude from the calculation for total exposure those assets held against central banks that are matched by deposits in the same currency and of equal or longer maturity.
Value at Risk (VaR)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.
Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.
Write-down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.
Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

288	Santander UK Group Holdings plc

> Additional balance sheet analysis

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected financial data	234
		Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	245
4	Information on the Company	History and development of the company	59, 165, 195, 271
		Business overview	141, 144, 145, 146, 147, 148
		Organisational structure	25, 59, 240
		Property, plant and equipment	Not applicable
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	141, 160, 185 (Note 12), 198 (Note 28)
		Liquidity and capital resources	114, 122, 280
		Research and development, patents and licenses, etc.	Not applicable
		Trend information	6, 12, 13, 20
		Off-balance sheet arrangements	195 (Note 21), 206 (Note 32), 281
		Tabular disclosure of contractual obligations	281
		Safe harbor	Not applicable
6	Directors, Senior Management and Employees	Directors and senior management	30
		Compensation	52
		Board practices	33
		Employees	26, 181 (Note 6)
		Share ownership	59, 211 (Note 38)
7	Major Shareholders and Related Party Transactions	Major shareholders	271
		Related party transactions	211 (Note 43), 213 (Note 30), 232 (Note 16)
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	160, 161, 162, 163, 164
		Significant Changes	227 (Note 45)
9	The Offer and Listing	Offer and listing details	*
		Plan of distribution	*
		Markets	Not applicable
		Selling shareholders	*
		Dilution	*
		Expenses of the issue	*
10	Additional Information	Share capital	*
		Memorandum and articles of association	268
		Material contracts	271
		Exchange controls	271
		Taxation	284
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	271
		Subsidiary Information	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk		107
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		271
15	Controls and Procedures		61
16A	Audit Committee financial expert		44
16B	Code of Ethics		60
16C	Principal Accountant Fees and Services		182 (Note 7)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		270
16H	Mine Safety Disclosure		Not applicable
PART III
17	Financial Statements		Not applicable
18	Financial Statements		160
19	Exhibits		Filed with SEC

*	Not required for an Annual Report.

Santander UK Group Holdings plc	289

Further Information Designed and produced by CONRAN DESIGN GROUP

Contact us

Customer services

For more information on our products and services, please visit our website:

santander.co.uk customerservices@santander.co.uk
+44 (0)800 389 7000

Shareholders

Information for UK shareholders of Banco Santander can be found at our website:

santandershareview.com santandershareholders@equiniti.com

By post, please write to:

Santander Nominee Service

Aspect House

Spencer Road

Lancing BN99 6DA

+44 (0)371 384 2000 +44 (0)121 415 7188 (From outside the UK)

Key dates

30 April 2019	Q1 2019 results
24 July 2019	Q2 2019 results
31 October 2019	Q3 2019 results

Community involvement

To find out more about applying for donations and the Santander UK Foundation, please visit our website:

santanderfoundation.org.uk

Media centre

Contacts for the media relations team are available at our website via the media section:

aboutsantander.co.uk mediarelations@santander.co.uk

Investor relations

For financial results and presentations, stock exchange announcements, credit ratings and information for debt investors, please visit the investor relations section of our website:

aboutsantander.co.uk ir@santander.co.uk

Registered address

Santander UK

2 Triton Square

Regent’s Place

London NW1 3AN

Glossary

Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, Ipsos MORI.

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

2016-2018 KPIs and targets

KPIs are presented at 31 December in the periods indicated. Reported KPIs are based on spot balances at these dates except for:

–	the CIR, RoTE(1), and retail customer satisfaction, which are based on performance in the relevant period/year,
–	CAGR, which is measured between 31 December 2015 and 31 December 2018, and
–	People Supported, which is measured cumulatively from 2016 to 2018.

Our 2018 KPI targets were set at the 2015 Banco Santander Investor Day, based on the forecast and outlook then in place. Three targets were revised in 2016. At the 2017 Group Strategy Update we revised our RoTE 2018 target to 9%-10% from 8%-10%(2).

(1) Non-IFRS measure. See page 236.

(2) Non-IFRS measure.

santander.co.uk

Santander UK 2 Triton Square Regent’s Place London NW1 3AN

EXHIBIT INDEX

Exhibits[1]

1.1	Articles of Association of Santander UK Group Holdings plc (incorporated by reference to Exhibit 1.1 to Santander UK Group Holdings plc’s Form 20-FR filed with the Securities and Exchange Commission on 10 August 2015)

8.1	List of Subsidiaries of Santander UK Group Holdings plc - the list of subsidiaries of Santander UK Group Holdings plc can be found in ‘Subsidiaries, joint ventures and associates’ in the Shareholder information section of the Form 20-F

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP[2]

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

[1]

Documents concerning Santander UK Group Holdings plc referred to within the Annual Report on Form 20-F for the year ended 31 December, 2018 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK Group Holdings plc.

[2]	Incorporated by reference into Registration Statement Nos. 333-227554 and 333-207355 on Form F-3.
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

Dated: 8 March, 2019