Form 20-F
period 2019-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2020-03-10
CIK 1649373

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Tel: +44 (0) 20 7756 4272

E-mail: julian.curtis@santander.co.uk

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
2.875% Notes due 2020	SAN/20	New York Stock Exchange
3.125% Notes due 2021	SAN/21	New York Stock Exchange
2.875% Notes due 2021	SAN/21A	New York Stock Exchange
3.571% Notes due 2023	SAN/23	New York Stock Exchange
3.373% Fixed Rate/Floating Rate Notes due 2024	SAN/24A	New York Stock Exchange
4.796% Fixed Rate/Floating Rate Notes due 2024	SAN/24B	New York Stock Exchange
3.823% Fixed Rate/Floating Rate Notes due 2028	SAN/28	New York Stock Exchange

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

STREET FOOD
WE LOVE

Here to help you prosper

Santander UK

We help our customers at the moments that matter most. We champion British businesses and help them to grow sustainably. Our customer focus helps us to develop more loyal and lasting relationships.

For more information see
aboutsantander.co.uk

About this report

The Strategic Report outlines the key elements of the Annual Report and provides context for the related financial statements.

The report highlights key financial and non-financial metrics which help to explain the business’s performance over the past year. It also highlights the external environmental factors affecting the business along with Santander UK’s position in the UK banking market.

At all times we try to treat our stakeholders fairly and meet our environmental responsibilities. Sustainability and our strategic direction are inseparable, and we continue to embed sustainability across our business. We have included information to demonstrate this within our Strategic Report and further information is also available in our ESG Supplement.

By order of the Board.

Shriti Vadera

Chair

2 March 2020

Important information for readers

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2019 (the Form 20-F) including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc and Santander Financial Services plc are regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). Certain other companies within the Santander UK group are regulated by the FCA and the PRA. This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 243.

The Company is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy, albeit the principal business activities of the Santander UK group are carried on by Santander UK plc and its subsidiaries (the Santander UK plc group). The Board and Committees of the two companies run substantially simultaneously to ensure efficiency and effectiveness, whilst ensuring the independence and autonomy of Santander UK plc, our ring-fenced bank, are appropriately protected.

The Company’s Corporate Governance and Risk Frameworks have been adopted by its subsidiaries to ensure consistency of application. Prior to November 2018, the Corporate Governance and Risk Frameworks were applied from the level of Santander UK plc across the Santander UK plc group and adopted by the Company.

As a result, the review of the business and principal risks and uncertainties facing the Company, and the description of the Company’s Corporate Governance, including the activities of the Board and risk management arrangements, are integrated with those of Santander UK plc and are reported in this document as operating within the Company for all periods presented.

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Contents

Strategic Report	1	Governance	33

Chair’s statement	2	Risk review	70

Santander UK at a glance	4	Financial review	160

CEO review	6	Financial statements	172

Market overview	10	Shareholder information	252

Business model	12

Strategic review	14

Risk management overview	18

Financial overview	24

Sustainability review	26

Annual Report 2019 | Strategic Report

Chair’s statement

2019 marked the first year of delivery of a

multi-year transformation to make us simpler,

more agile and better able to continually

improve our customer service.

Refined strategy

In 2019, we began to implement a refined strategy that focuses on core business and customer experience in mortgage provision, trade and SME banking, supported by investment in our technology platform.

We have accelerated the pace at which we are embedding social, ethical and environmental impacts in all aspects of our decision-making, risk analysis and financial transactions, the results of which have included increasing our support for renewable energy. We know that loyalty and trust is increasingly won by companies which make sustainable investments in customers’ own financial resilience, and the environmental and economic resilience of wider society. The focus of our communities programme remains supporting financial inclusion, literacy and education. For example, the Santander Universities programme is the largest private sector contributor to UK universities, donating £88m over the past 12 years. We have a team of Relationship Managers across our 85 university partners to support students and the university community.

A low risk strategy is integral to our business and we have maintained prudent risk management, high credit quality and balance sheet resilience throughout the year. This was reflected in the Bank of England 2019 stress test results, where the impact on Santander UK’s CET1 capital ratio(1) was the lowest of all participating banks.

2019, however, saw a 37% decline in profit before tax as a result of the adverse impact of a combination of factors. These include margin pressures within the mortgage market, the costs of addressing PPI claims and our upfront investment in transformation. In addition, the operational costs of continuing regulatory changes disproportionately affect scale challengers such as Santander UK.

Transformation programme

The year saw our CEO, Nathan Bostock, and his leadership team deliver significant progress in this transformation as we reshape the bank to support our customers better. Technology is

(1)	CET1 ratio drawdown is defined as CET1 ratio at 31 Dec 18 less minimum stressed CET1 ratio (before strategic management actions or AT1 conversions)

changing the way our customers want to engage with us. The volume of transactions carried out through Santander UK branches has fallen by 41% over the past three years, while transactions through digital channels have grown by 93% over the same period. We now have 5.8 million digital customers(2) and 62% of 2019(3) account openings were digital.

In adapting to how our customers are choosing to engage with us, we have restructured and reduced our branch network by 140 to 616 branches as part of our multi-year programme to simplify and digitise the business. We are focused on investing to improve our systems, processes and infrastructure through innovation to increase efficiency and deepen engagement with our customers, while continuing to allow them to choose how they transact with us. We are also leveraging new technology developed within Banco Santander, our shareholder, to increase our ability to deliver exceptional outcomes for our customers.

(2)	We define a ‘digital customer’ as someone who has logged on to digital banking (either via the mobile app or online bank) in the last month.

(3)	Refers to all new Retail & SME1 products opened

2	Santander UK Group Holdings plc

The commitment of our people is helping to transform the business and make us better able to serve our customers going forward.

Continuing to create the right culture

Having the right culture is essential to our success in transforming the bank, and we have made steady progress so far. However, we need to remain relentless in our commitment to embedding the right values and behaviours across all aspects of our business. Our employee engagement surveys provide the Board with an understanding of the progress we are making in building a diverse and inclusive bank and helps to inform our priorities. Our Board Responsible Banking Committee continues to develop metrics that enable it to monitor cultural change and help ensure that we remain on track.

As we enter a period of significant change, we remain committed to ensuring the well-being of our people through fostering a culture of speaking up and supporting initiatives such as the promotion of mental health.

The flow and volume of regulatory change

The flow and volume of regulatory change continues to pose significant challenges and operational risks to the sector, not least for scale challengers like Santander UK. We have continued to manage a large volume of over one hundred different regulatory initiatives that are driven by a number of separate regulatory bodies. The co-ordination of this activity remains a concern for the sector given the need to respond to increasing threats of economic and cyber-crime. I am pleased that HM Treasury is undertaking a review of the regulatory framework, as announced last summer. The right recommendations from the review have the potential to strengthen the resilience and competitiveness of the sector and I look forward to its conclusions.

Ring-fencing

During the year we developed a revised strategy for Santander Financial Services plc (SFS), formerly Abbey National Treasury Services plc (ANTS), in effect our non-ring-fenced bank, which will be completed in 2020. As a result, in order to comply with regulatory requirements, we are required to make certain changes to our governance arrangements, including the composition of our holding company and ring-fenced bank Boards.

In December 2019, Susan Allen, Gerry Byrne, Garrett Curran, Annemarie Durbin, Dirk Marzluf and Genevieve Shore stepped down from the Board of Santander UK Group Holdings plc, but remain Directors of the ring-fenced bank, Santander UK plc. In order to ensure efficiency and effectiveness, the Santander UK Group Holdings plc and Santander UK plc Board meetings are run largely simultaneously. Changes to governance and ring-fencing arrangements are described further in my report on corporate governance on page 36.

Board changes in 2019

We appointed Susan Allen as Executive Director and Head of Retail and Business Banking with effect from 1 January 2019, replacing Javier San Felix who returned to a Group role at Banco Santander at the end of 2018, as reported last year. On 7 May 2019, we appointed Garrett Curran as an INED replacing Julie Chakraverty and Dirk Marzluf (Banco Santander Group Head of Technology and Operations) as Group nominated Non-Executive Director (GNED) who took the place of Lindsey Argalas. Duke Dayal (Chief Financial Officer) was appointed to the Board on 16 September 2019 as Executive Director, replacing Antonio Roman who moved to a role at Banco Santander. Bruce Carnegie-Brown also re-joined the Board on that date as a GNED replacing Juan Inciarte who had stepped down at the end of 2018. These appointments maintain the Board’s skills and experience in financial services, digital and innovation, strategy and transformation and our connectivity with our shareholder. On behalf of the Board, I would like to thank Lindsey Argalas, Julie Chakraverty and Antonio Roman who stood down in 2019 for their invaluable service to the Board and the Company.

As I will be stepping down as Chair before the end of 2020, I would like to take this opportunity to extend my gratitude to the Board, Nathan Bostock, his leadership team, and all our people for their continued commitment to serving our customers and communities. It has been an enormous privilege to work with all my colleagues and serve the Company. I have every confidence that the dedication of our teams will ensure its future success.

Shriti Vadera

Chair

2 March 2020

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

Annual Report 2019 | Strategic Report

Santander UK at a glance	We are uniquely placed as a leading scale challenger bank Our business model focuses on customer loyalty and our core business franchise

We provide high quality, seamless service across our branch network, digital and telephony channels

	14.4 million		£205.3bn	616
	active UK customers		customer loans	branches

	5.8 million		£177.8bn	4.8/5
	digital customers		customer deposits	App rating(1)

3rd		4th		5th
largest mortgage provider(2)		largest current account provider(3)		largest commercial lender(2)

(1) iOS app rating.
(2) Santander UK analysis of UK institutions.
(3) CACI’s CSDB Current Account Stock, Volume, December 2019.

We offer innovative products and services to help people and businesses prosper

We are a large customer-focused bank and possess the scale and breadth of proposition to challenge the big four UK banks. We serve our customers through digital channels, alongside a network of branches and Corporate Business Centres.

We play an important role in the UK economy and in the communities in which we operate. We help people purchase their home, save for the future and support business growth. We employ 23,500 people and we paid £309m of corporation tax and £90m through the UK Bank Levy in 2019.

Our innovative international proposition facilitates access to a range of markets and offers invaluable expertise and insight.

First time buyer events

As part of our work to champion first-time buyers, we launched regular in-branch events to help people access information about the home-buying process. Held in branches across the UK, the events are free of charge.

Read more on page 27.

1I2I3 Business Current Account

Our SME offering continues to go from strength to strength. Aside from winning best Business Bank of the Year for the fifth consecutive year at the Business Moneyfacts Awards, we picked up an award for best innovation in the SME Finance Sector for our 1I2I3 Business Current Account.

Santander university support

This year we announced funding to help establish MK:U, the UK’s first university focused on digital skills, further strengthening Milton Keynes’ position as Europe’s leading Smart City. MK:U is expected to serve at least 5,000 students and be open by 2023.

Cyber security and fraud awareness

We are working to help educate our customers about how to avoid becoming victims of scams. In 2019 we launched ‘For Your Eyes Alone’, a campaign designed to reach the under 25 audience to help them to understand the importance of keeping personal data ‘for your eyes alone’.

Our refined strategy

Customers Grow customer loyalty by providing an outstanding customer experience	Shareholders Simplify and digitise the business for improved efficiency and returns	People Invest in our people and ensure they have the skills and knowledge to thrive

4	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our Santander Behaviours outline how we bring to life The Santander Way: Simple, Personal and Fair

Bring Passion and energy and give my best	Speak Up and challenge where necessary

Embrace Change and look for better ways to do things	Show Respect including through the little things

Actively Collaborate with others to get the best outcome for the customer	Truly Listen for different and new opinions and be open to challenge

Give Support to colleagues by taking a genuine interest in them and appreciating their contribution	Talk Straight and think about the impact of my words

Keep Promises and make decisions

Our structure – we manage our bank through three customer business segments supported by the Corporate Centre

Communities Further embed sustainability across our business	Read more in our Sustainability review on pages 26-31

More than a café

and more than a bank

In July we opened our first Work Café in Leeds. The Work Café concept adds a new banking experience, reflecting our commitment to bringing innovation and investment to our branch network. It is an innovative space that brings together a bank, co-working area and café.

The concept was first developed by Santander in Chile in 2016 and the UK opening means there are now over 50 Work Cafés across six countries.

The Work Café offers state-of-the-art banking facilities alongside free co-working spaces and meeting rooms for local businesses and entrepreneurs. Both Santander and non-Santander customers are welcome.

Since opening, over 30,000 visitors have enjoyed using the Work Café facilities whether just for a coffee, to co-work, use the meeting rooms, attend events or discuss banking needs. Feedback has been extremely positive, with the café receiving a five star review in Modern Work Magazine. We have also hosted over 40 Work Café Talks and Events with a focus on supporting small business owners and entrepreneurs with growing their businesses.

Santander UK Group Holdings plc	5

Annual Report 2019 | Strategic Report

CEO review

Our 2019 results were impacted by the ongoing

income pressure on mortgages and legacy PPI charges,

but they also include the investment we are making

as part of our plan to transform the bank for the

future, driven by our focus on delivering great

products and service to our customers.

Today, consumers face greater choice of banking provider than ever before, yet relative uniformity in products and services. This competitive challenge for the banking sector has been compounded by a lack of economic confidence and slower rate of growth; inevitably impacting performance. Our 2019 results, with 37% reduction in profit before tax, further reflect the ongoing income pressure on mortgages and PPI charges, alongside the important investment we are making in transforming our bank for the future. In recent years, we have purposefully operated a low risk strategy; making prudent investments in our core competencies, and embedding sustainable, long-term value across all our business activities. In doing this, we will enhance our standing as a responsible and resilient choice for our retail customers, and also position ourselves well to support the growth and trading strategies of our business customers.

Our cautious approach to risk has been affirmed by the Bank of England’s stress tests, which illustrate our bank’s resilience to a significant economic downturn. We remain focused on restoring our return on tangible equity to our target range over the medium-term, and I’m pleased that our CET1 capital ratio has increased to 14.3% through capital accretion and strong capital discipline. This has been done without compromising dividend payments or our credit quality, while delivering our strategy of selective growth.

In the current environment, taking the time to leverage effectively our competitive points of difference has never been more important in earning and retaining customer loyalty. This is at the heart of our bank’s strategic priorities; providing a comprehensive retail offering, as well as growth-focused support for business and corporate customers, while developing products which make banking simpler, fairer, and far more personalised than ever before.

We are building on our depth of expertise in key market segments such as residential mortgage and SME banking in order to ensure innovation is truly customer-centric, better integrated across our own and related industries, and supported with first class customer service.

We have a particular focus on helping people across the country achieve their homeownership dream and, in 2019, supported over 37,000 first time buyers; up 47% in three years. We also increased simplicity and ease of online mortgage services, with 60% of customers choosing to retain their mortgage online; up from 41% in 2016. This has all helped reinforce our position as the third largest mortgage lender; achieving £7.4bn net mortgage growth in 2019, which is our strongest for a decade. Meanwhile, customer deposits have increased by £5.7bn; our highest growth in three years, thanks to a successful ISA

6	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

We are confident in our ability

to succeed by providing our

customers with an experience

that is second to none,

through a relentless focus

on improving our efficiency

and competitiveness.

campaign, 1I2I3 Business Current Account inflows and strong performance in our corporate business.

Fundamentally, the products and services which provide financial security and prosperity to retail and business customers, also generate greater resilience and sustainable growth for our bank. All high-performing business activity stems from sustainable goals and, as a responsible business, we know the paramount importance of allocating capital and financing the transition towards a low carbon and more inclusive economy. In recent times, extreme weather events and other consequences of the climate crisis have reinforced a business-critical need to protect our communities and environment. The PRA, FCA and Task Force on Climate-related Financial Disclosures have rightly called for far greater effort and, in advance of the UN Climate Change Conference in the UK this year, we are committed to the UK’s ongoing climate goals, as well as Banco Santander’s target to raise and facilitate €120bn in green finance by 2025.

In 2019, our Corporate and Investment Banking (CIB) and Corporate and Commercial Banking (CCB) units originated business for renewable energy transactions in excess of £1bn; ranking as the third highest financial lender in Europe for the renewables market(1). Along with Banco Santander, we were also ranked the number one financial adviser in Europe for wind, solar and biofuel projects(1).

We want to represent the sustainable choice for all customers and colleagues, from macro-financial activity, to the way we run our own business. For example, we are pleased to source 100% of our electricity from green supplies, such as biomass, wind and water. In 2019, we reduced electricity use by 6.6% and aim to do the same again this year, as well as maintaining our green energy certification for using solely renewable electricity.

As you would expect, our sustainability strategy underpins the analysis and evolution of our core business propositions, through a £400m, multi-year transformation programme. To date, we have invested £155m on restructuring the branch network, reshaping our corporate business, and simplifying, digitising and automating the bank. This has already realised over £80m in savings through increased efficiency and, as programme momentum continues to build, we expect efficiency improvements to offset inflationary and other cost pressures.

We know that being fit for the immediate and long-term future means making strides in our sector’s use of new technologies to augment the customer experience in their channel of choice, in order to bring genuine, inclusive benefit to all, and as a driver for efficiency. 2019 saw a strong increase in our ability to fulfil customers’ changing expectations, with a 21% increase in total digital interactions. This encompasses a 5% year-on-year increase in online mortgage

(1)	Inframation league tables 2019, combining both Banco Santander and Santander UK.

Our Santander

behaviours in action

Four years ago, we launched the Santander behaviours to create an environment where our Simple, Personal, Fair values can flourish and be sustained. The culture that they have achieved has never been so relevant today with the opportunities and challenges we face, our behaviours continue to underpin everything we do.

Each day when I talk to our colleagues, I hear and see inspiring stories of how we support our customers alongside our communities and how our behaviours guide those interactions. It’s that sense of purpose that makes me proud to be leading a workforce committed to deliver the very best experience for our customers.

As we transform the organisation, it is more important than ever that we hold firm to the principles that make Santander a great place to work. While transformation brings opportunities, the journey of change is rarely easy. Our set of behaviours are intricately embedded in our approach to both building a bank and workforce of the future. A bank of the future that is driven by outcomes, breaking down silos and delivering an agile working environment. A workforce of the future that has determination, collaboration and resilience that can sustain the pace of change with a relentless focus on our customers.

I want Santander to be a company of choice for people, attracting and retaining key talent and skills, who share our values and passion for helping people and businesses prosper. This is crucial for our future success and the culture we have is key in achieving this. We will continue to embrace our behaviours through transformation and in our everyday interactions in order to maintain and build upon the culture that we have at Santander, one that I am very proud of.

We have made fantastic progress in embedding the right culture within the organisation, and through our Board Responsible Banking Committee we continue to monitor this cultural change to help ensure that we remain on track.

Santander UK Group Holdings plc	7

Annual Report 2019 | Strategic Report

CEO review continued

retention, and 8% year-on-year increase in retail current account openings. Our pioneering use of financial technology will support this upward trajectory, including the launch of ‘Mortgage Engine’ in November 2019: a platform we built and financed which, for the first time, enables intermediaries to source simultaneous decisions in principle from multiple lenders. The pilot phase currently connects 22% of the market, and we have ambitious targets for 2020.

Through innovative, intuitive digital products and services such as these, together with targeted support and campaigns, we want to continue improving our customer experience. In 2019, our Net Promoter Score (NPS) places us in the top four for Retail customer satisfaction(1), and I am delighted that our NPS ranks us first for Business and Corporate customer satisfaction(2). This reflects the invaluable contribution of programmes such as ‘Breakthrough’, which provides advice, workshops and growth opportunities to thousands of start-ups and small businesses. Breakthrough’s beneficiaries include those supported in collaboration with the British Library Business and Intellectual Property Centre, with whom we have signed a new three year partnership. We are also helping to meet the ambitions of UK Government’s Investing in Women Code with a new ‘Women in Business’ mentoring programme, supporting female founders and company leaders across the UK.

In recent years, many UK small and medium-sized enterprises have been buffeted by sterling volatility and weakness, whilst a prolonged lack of clarity has made it difficult to make long-term investment and planning decisions. Our international proposition is therefore an important investment in businesses with high-growth

(1)	The Financial Research Survey (FRS) prepared by the independent market research agency, IPSOS MORI.

(2)	Measured by the MarketVue Business Banking from Savanta.

potential which are helping to expand the UK economy, namely trade and export led SMEs. Through our exceptional depth and breadth of market knowledge and connectivity, we aim to get businesses operations-ready within six months of introduction to a new market. We provide a pioneering suite of support for trailblazing businesses through regular trade missions, SME-targeted research in our biannual Trade Barometer, and facilitation of seamless financial and related services through Banco Santander and in-market partners.

In addition, in October 2019, we launched the Trade Club Alliance of fourteen global banks across 60 countries; cooperating via a digital platform to fulfil or signpost the facilitation of trade. Of course, the strength of our international proposition in the UK is reinforced by the global strength of Banco Santander, whose resource and reach benefit our customers. For example, its recent investment in UK FinTech and global transaction banking platform, ‘Ebury’, in order to further simplify the process for all businesses aspiring to enter or expand their operations in global markets.

With rapid industry evolution due to new regulation, technology, innovation and competition, there are a host of new ways to manage everyday banking, but also new areas of vulnerability for the customer. That is why we are rethinking our digital, physical and community infrastructure, and refining our customer offer with bold solutions. This includes making tough decisions, such as closing 140 branches, in order to reinvest in the branch offerings of the future. For example, our first ‘Work Café’ which launched in Leeds in July 2019 and hosted over 30,000 people last year for a combination of branch, business creation and networking services.

We are also tailoring our provision of customer education and support through events such as First Time Buyer Classes and Scam Avoidance Schools. As those aged 18-24 are particularly susceptible to online fraud and scams, we launched a ground-breaking social media campaign for this audience in July 2019. In partnership with characters from the BBC’s ‘Kurupt FM’, well-known by our target audience, we reached millions of young people with educational films focused on personal financial and data security. This followed

8	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

We are embedding sustainability across our business and in everything we do and remain well-placed to meet our medium-term goals.

on from our 2018 campaign for the over 60s, which focused on helping older people who are vulnerable to falling victim to fraudsters and scammers. Meanwhile, in partnership with Age UK and the Alzheimer’s Society, we developed a module to help older customers feel more confident with digital banking. We aim to become the UK’s best digitally dementia-friendly bank; supported by dementia ambassadors in every branch region and contact centre.

Going forward, we are equipping our people with the necessary knowledge and skills to deploy digital capabilities effectively; ensuring artificial intelligence and machine-learning are carefully managed to increase efficiencies, improve quality and reduce risks. To this end, we recently signed a partnership with the renowned digital skills platform ‘Pluralsight’, and are hosting a large and growing number of digital apprenticeships. We also launched the new ‘MIO’ internal training tool in order to provide ongoing learning which is tailored to colleagues’ individual skills needs. Our eight employee networks, with around 40% of all colleagues in membership, are also invaluable forums for support and development. Each is focused on a particular aspect of diversity and inclusion, and sponsored by one of my executive team. This is an important investment in all our people, which is supporting talent across business disciplines.

Meanwhile, Santander Universities UK is continuing to make an invaluable investment in the next generation of talent. In addition to the thousands of student entrepreneurs and ME-internships supported across the UK, we launched in July 2019 the first STEMships programme to support more female engineering students to enter directly related careers, including the data science required urgently in financial services. I feel strongly that this kind of investment in higher, applied and technical education is business-critical, and we must work more closely with colleges and universities to support development of the skills we need. That is why we are pioneering a new model for partnership between business and academia through our multi-million pound investment in MK:U, the first UK University for digital skills.

As a scale challenger, we want to inject true market competition in fostering a healthy banking culture, supporting small businesses to create jobs, helping more people to access finance easily and safely, and investing in the low carbon economy. This means significant introspection and willingness to do things differently, and it also means taking a stand on matters of the greatest importance for our sector and the people we serve. We are pleased, for example, that our call for greater regulatory coordination has been heard by Government, and we are continuing to spearhead new industry solutions in partnership with peers and regulators.

With this in mind, I would like to take this opportunity to thank our outgoing CFO, Antonio Roman, for his invaluable leadership throughout the ring-fencing process and other structural changes. He returns to Spain as Head of Retail and Commercial Banking for Santander Spain, and I am glad to welcome Duke Dayal, formerly CFO of Santander Holdings USA and President and CEO for Santander Bank NA, as his replacement.

As the regulatory, technological and wider geopolitical world evolves at pace, we have an important role to play in empowering and safeguarding our customers, colleagues and wider stakeholders. I believe that shrewd investments in our core competencies will position us as a trusted point of knowledge and support, and the bank of choice for the broadest spectrum of society. This year, we were proud to be placed in the top 20 organisations in the Social Mobility Employer Index 2019, just one of the ways we have been recognised for our commitment to being an inclusive employer. We have always prided ourselves on doing business in a way that is simple, personal and fair, and our customers can rely on us when they take their next financial steps for the future.

Nathan Bostock

Chief Executive Officer

2 March 2020

Santander UK Group Holdings plc	9

Annual Report 2019 | Strategic Report

Market overview

As part of Banco

Santander, we are

helping to establish

a key role in the fight

against climate change

Protecting ecosystems, promoting financial empowerment and furthering gender equality are among the 17 Sustainable Development Goals defined by the United Nations to protect the planet and foster social well-being. The United Nations Principles for Responsible Banking were developed to engage the financial sector in achieving these objectives. Banco Santander, as a company committed to people, businesses and the planet, is a founding signatory of the initiative.

The signing of the Responsible Banking Principles marked the most significant cooperation between the global banking industry and the United Nations to date. More than 130 banks from all over the world, including Santander, representing US $47tn in capital, have committed to assume a key role in achieving a sustainable and inclusive future.

These principles will influence how the global banking industry behaves and will help to shape the banking market of the future.

3.1 million users

Exclusively using mobile app

What we have seen

As customer behaviours change, banks are re-evaluating their service and operating models. The move away from traditional in-branch banking towards online 24-hour service continues. Customers are demanding more customised products and, with more information to hand, are increasingly likely to shop around for products that meet a particular need, rather than relying on their main bank to provide everything. This in turn creates the need for banks to be competitive across all areas of their offering, ensuring they create a range of products that meet a variety of customer needs.

Our response and looking ahead

We aim to serve our customers through the most suitable channel, whether that be through mobile, online, branch or telephone.

The number of transactions carried out via Santander branches has fallen by 41% over the past three years, while transactions via digital channels have grown by 93% over the same period. In response to the changes in how customers are choosing to carry out their banking, this year we have re-shaped our branch network and closed 140 branches. We have also begun to refurbish 100 branches with a focus on personal service, convenience and community engagement.

For our corporate customers we have a network of Corporate Business Centres (CBCs) across the UK and have recently opened our first Work Café, offering an innovative space for clients and non-customers, which brings a bank, co-working area and coffee house together in a single place.

81bps

Average net mortgage margin for 2019(1)

What we have seen

The UK banking sector remains highly competitive with continuing pressure on margins experienced throughout the year. Competition in the mortgage market has continued to be intense with rates for fixed term products decreasing since the start of the year.

There have been new entrants into the banking market, challenging existing providers in areas such as current accounts and savings products. This has put pressure on non-interest generated income along with rates paid on savings accounts.

Our response and looking ahead

As a leading scale challenger we are well-positioned despite a competitive market. We are focusing on our core franchises and in mortgages delivered our best net mortgage lending for a decade. This year we launched an innovative advertising campaign featuring Ant and Dec, initially focused on mortgage lending and raising brand awareness.

We understand the importance of knowing our customers and responding to their changing needs through continuous innovation of products and services.

We have begun a multi-year transformation programme to reduce costs and improve returns. Decisive actions will translate into improved efficiency in the medium-term along with a better customer experience.

(1)	Bank of England 2 year fixed 75% LTV less Bloomberg average 2 year swap rate.

10	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

2/3

UK adults now use contactless payments(1)

What we have seen

Technology continues to advance rapidly across the financial services sector. Offering digital platforms has become essential, not only for day-to-day banking but for all banking needs, including mortgage applications and investment advice and servicing.

Disruptors are challenging the way banks traditionally serve their customers. They are increasing digital interaction through the use of innovative technology and data from multiple sources such as Open Banking.

Cyber security remains a key priority as customers move towards more digital activity. The ability to adapt to new risks is essential to meet new challenges faced across the industry.

Our response and looking ahead

Recognising the changing behaviour of customers, we are focused on digitally transforming the business. By utilising innovative digital solutions allied with our customer-centric approach, we aim to deliver excellence in customer experience.

We collaborate with FinTech companies through open IT architecture to help bring greater personalisation to our services. We benefit from our relationships with a number of innovative technology companies which Banco Santander’s $200m Santander InnoVentures fund invests in.

(1)	UK Finance (2019). UK Payment Markets Summary 2019.

Over 100

Regulatory initiatives in progress

What we have seen

Regulation in the UK remains focused on promoting positive customer outcomes by raising awareness, encouraging the financial education of customers and promoting competition. By removing barriers to exit for customers they can more easily change products and services to suit their needs.

The changes in the UK banking sector bring both risks and opportunities to existing providers. Advances in technology enable both start-ups and established banks to better tailor their offerings to their customers.

In 2019, the FCA announced measures to change the way banks and building societies charge their customers for using overdrafts. They will no longer be able to charge higher fees for unarranged overdrafts than for arranged overdrafts. The new rules will come into force in 2020.

Our response and looking ahead

We expect the regulatory agenda to continue to evolve and encourage more competition in the banking sector, opening it up further to new entrants. We also expect increased regulatory compliance costs as new regulation is implemented.

In 2020 we announced changes to the way we charge our customers for using overdrafts. From 6 April 2020, we will introduce a single interest rate for an arranged overdraft on all adult accounts, making the cost of using an overdraft more proportionate to the amount borrowed.

+0.5% to +1.9%

Range of HM Treasury consensus for 2020 growth in annual GDP(1)

What we have seen

The UK economy has experienced volatile activity due to pre-Brexit preparations with an average 0.2% quarterly growth in 2019, roughly half the pace seen in the previous two years. In January 2020, the UK left the EU and has entered a period of negotiation on a future trading relationship.

The Bank of England base rate remained flat in 2019 at 0.75%, due to slower global growth and Brexit uncertainties. The rate rose 25bps in both 2017 and 2018.

Our response and looking ahead

We expect UK growth to remain relatively subdued in 2020, with continued Brexit uncertainty and a weaker global economy. UK inflation is expected to remain below the 2% target in the near-term, with lower energy price inflation the main driver.

In early 2020 we announced changes to the 1I2I3 Current Account as a result of a number of factors, including a persistently low interest rate environment.

In our core lending markets we anticipate modest growth, with the mortgage market continuing to grow at c3%, with weaker buyer demand and subdued house price growth likely to continue. The corporate borrowing market is also expected to grow by c4%, as uncertainty continues to dampen investment intentions.

(1)	HM Treasury Forecasts for the UK economy: a comparison of independent forecasts.

Santander UK Group Holdings plc	11

Annual Report 2019 | Strategic Report

Business model

Our purpose is to help people and businesses prosper

Our aim is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our stakeholders

Our resources	What we do

People

Provide financial products and services

Mortgages, consumer auto finance, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and specialised services for companies

How we do it

Build strong customer relationships

Leveraging our experience and scale to drive customer loyalty

Offer a differentiated proposition

Anticipating customer needs and tailoring our products and services to be more meaningful and relevant

Take a prudent approach to risk

Making the right lending decisions. Identifying, assessing, managing and reporting the risks which could impact our business, results, reputation or sustainability

Do things The Santander Way

Living the Santander behaviours in how we interact with all our stakeholders, ensuring everything we do is simple, personal and fair

Our competitive advantage

Leading scale challenger bank

An optimised footprint and scale in our core banking businesses combined with an innovative mindset

Resilient balance sheet and prudent approach

Strength of capital and liquidity demonstrated by the lowest CET1 drawdown in the 2019 BoE stress tests

International expertise for UK companies

Helping UK companies expand into overseas markets

Our 23,500 people bring skills relevant to all aspects of our business, from deep personal relationships with customers to the innovative approach necessary to drive growth and efficiency
Infrastructure
Our technology, operating centres and optimised branch network serve customers and their rapidly changing needs
Banco Santander family
Being an important part of a well-diversified global bank, sharing management experience and providing synergies by leveraging group technology and brand
UK presence
Our established presence in the UK and our valuable relationships with our people, customers, suppliers and partners as well as regulators and the government
Financial
Customer deposits, funds raised in the wholesale markets and reinvested profit, along with a resilient balance sheet and prudent liquidity

12	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

                  Value creation

Annual Report 2019 | Strategic Report

Strategic review

Our refined

strategy

Our refined priorities are aligned to Banco Santander’s European strategy announced in April 2019. We are focused on customer loyalty, simplification, improved efficiency and sustainable growth,

while being the best bank for all our stakeholders. Our four strategic priorities are set out below along with corresponding KPIs on pages 16 and 17.

Our strategic priorities

	Grow customer loyalty by providing an outstanding customer experience	– Connect our physical and digital channels for seamless customer experience
– Focus on core franchise optimisation
– Profitable growth in retail banking
– Improve returns in corporate banking
– New and evolving revenue sources including global group projects

	Simplify and digitise the business for improved efficiency and returns	– Continue simplifying, digitising and automating the bank
– Radically improve our technology and operations through innovation and optimisation
– Ensure capital discipline and RWA management
– Consolidate property footprint

	Invest in our people and ensure they have the skills and knowledge to thrive	– Enable our people to meet their full potential
– Provide training and development opportunities to deliver a workforce for the future
– Ensure all aspects of diversity remain front of mind

Top risks	Top risks actively monitored in	– Brexit	– Complex change agenda
	2019 include:	– Ring-fencing
		– Capital strength	– Cyber-attacks
		– Pension risk	– Conduct risks
		– Financial crime	– Third party risks

14	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Becoming a more

responsible bank

At Santander UK we understand that the decisions we take have an impact on society, the UK economy, and our environment.

We continue to embed sustainability across our business,

focusing on four pillars, which are explained below with links to the relevant United Nations Sustainable Development Goals.

To find out more, see our 2019 ESG Supplement.

Annual Report 2019 | Strategic Report

Strategic review

We have taken decisive steps in 2019 to progress our strategic priorities and our focus on cost efficiency is starting to deliver tangible benefits.

We are confident in our ability to succeed through a relentless focus on improving our efficiency and competitiveness.

(1)	See page 257 for KPI definitions.
(2)	NPS measure became a KPI during 2019, replacing customer satisfaction to incorporate a broader measure of advocacy.
(3)

Non-IFRS measure. See ‘Alternative Performance Measures’ on page 169 for details and reconciliation to the nearest IFRS measure for ROE and cost-to-income ratio. 2019 ROE was 4.9% and cost-to-income ratio was 61%.

Key Performance Indicator(1)		2019 result

Customers	Loyal customers	32%

	Digital customers	5.8 million

	Retail NPS(2)	Top 4

	Business and corporate NPS(2)	1st

Shareholders	Adjusted RoTE(3)

Adjusted cost-to-income ratio(3)

People	Top 10 company to work for	Accreditation aim over the medium-term

Communities	Financially empowered people	248,100

16	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Why it matters and how we performed	Results

Loyal customers (as a % of Active customers) measures the proportion of our customers who have a primary banking relationship with us alongside another product. Loyal customers stay with us longer and their current account usage gives us in-depth insight which allows us to tailor our services to their needs. Loyal customers increased in 2019, building on previous years progress and laying a solid foundation for us to achieve our target of 34% in the medium-term.

Digital customers are increasingly important given the benefits that mobile and digital can bring to customer experience alongside more efficient operational delivery of 24/7 service.

Customers in the UK are increasingly moving towards mobile and digital banking and we have increased digital customers to 5.8 million in 2019.

Retail net promoter score is a widely-used measure of customer experience and customer advocacy of our retail customers.

We ranked in the top four amongst our peers as we focus on building stronger customer relationships and a seamless customer experience.

Top 4 out of 9 competitors

Business and corporate net promoter score is a widely-used measure of customer experience and advocacy for our business and corporate customers.

We ranked first amongst our peers, a testament to the comprehensive proposition and our focus on small and medium-sized businesses.

1st out of 6 competitors

Return on ordinary shareholders equity (ROE) was 4.9% in 2019 (2018: 8.2%). Adjusted RoTE(1) was 7.8% in 2019 (2018: 10.2%).

Adjusted RoTE is a measure of income generation on shareholder investment. The ROE of 4.9% and adjusted RoTE of 7.8% (1) in 2019 were lower than 2018 due to ongoing mortgage income pressure, partially offset by low credit costs which reflect our prudent risk management. ROE also reduced due to changes in transformation charges and PPI provision charges. We are focused on improving returns through our multi-year transformation programme to achieve a 9-11% (1) adjusted RoTE in the medium-term.

Cost-to-income ratio was 61% in 2019 (2018: 56%). Adjusted cost-to-income ratio(1) was 59% in 2019 (2018: 54%).

Adjusted cost-to-income ratio is an efficiency measure to capture the amount spent to generate income.

Cost-to-income ratio increased to 61% and adjusted cost-to-income ratio increased to 59% in 2019 largely due to income pressure. In the low rate environment, we are focused on costs as we invest in our multi-year transformation programme to improve returns going forward.

Top 10 company to work for is an important measure of employee satisfaction and our participation forms part of a wider Banco Santander goal. To measure this we will seek to participate in an industry-wide ranking survey for accreditation in 2022 to check our progress towards our over arching global medium-term target. In 2019, Santander UK was accredited in the Top Employers Survey for 2020.

Financially empowered people are those unbanked, underbanked or vulnerable people who we are supporting with access to the financial system, tailored products and financial education.

In 2019, we continued to support and invest in communities across the UK to foster sustainable economic growth, contributing to Banco Santander’s target to financially empower 10 million people by 2025.

Santander UK Group Holdings plc	17

Annual Report 2019 | Strategic report

Risk management overview

Sound risk management is at the centre of our day-to-day

activities. It benefits our business and our customers by

helping to ensure balanced and responsible growth.

Top risks

We regularly review the top risks that could impact our customers and shareholders. Risks actively monitored over 2019 include:

Brexit

We continue to monitor Brexit as a top risk, following the UK’s exit from the EU on 31 January 2020. Our Brexit planning is now focused on the potential outcomes of the UK and EU negotiations in respect of a Free Trade Agreement (FTA) and equivalence in financial services, by the end of 2020. We are also maintaining and refining existing plans to address a number of areas requiring cross-divisional communication including financial markets infrastructure, data, payments, third-party services, cyber, and internal and external communications. For more details on our assessment and management of Brexit risks, see page 19.

Ring-fencing implementation

We executed our ring-fencing plans, in order to meet the 1 January 2019 legislative deadline. The majority of customer assets and liabilities remain within the ring-fenced bank, providing longer-term flexibility with minimal disruption for our customers. Corporate and wholesale markets business, which is prohibited from inclusion in the ring-fenced bank, was transferred to Banco Santander London Branch. Ring-fencing resulted in significant change to our structure, people and operations, and we have retained it as a top risk to ensure continued focus on the ongoing embedding of ring-fencing culture throughout our governance and operations. This has included continued emphasis on related controls, procedures, reporting, and additional internal communications and staff training.

Building and maintaining capital strength

Regulatory uncertainty arising from decisions made by regulators on the implementation and interpretation of capital rules and on macro-prudential issues can impact upon our capital management. We continuously review our capital position on a forward looking basis, and it is also subject to the Bank of England’s stress testing regime. Publication of the 2019 stress test results showed that we passed the stress tests, and were not required to undertake any capital actions.

For the fourth year in a row, we had the lowest stressed CET1 capital ratio impact of all participating firms, demonstrating our resilient balance sheet and prudent approach to risk, in an extremely competitive and uncertain environment. On both IFRS 9 transitional and non-transitional bases, our lowest post-stress end-point CET1 capital ratio, before and after management actions, was in excess of the CET1 hurdle rates established by the Bank of England. On both IFRS 9 bases, but after management actions, our lowest post-stress end-point leverage ratio also exceeded the Bank of England hurdle rates. Given the composition of our balance sheet, the leverage ratio is growing in importance, in terms of the binding capital constraint for our business.

Pension risk

Over the course of the past two years a number of de-risking actions have been undertaken including execution of various hedging strategies and strategic asset reallocation which has reduced the fund’s exposure to pro-cyclical assets, and improved the fund’s resilience. Despite falls in long term interest rates, the funding deficit position (2016 valuation basis) was broadly stable over the year as long term inflation also fell and asset values increased. The IAS 19 accounting position did however worsen, as in addition to these factors credit spreads narrowed, increasing the value of the liabilities. During the year we completed and agreed the Triennial Valuation process with the Trustees, which resulted in a lower funding deficit on the updated valuation basis. We have also continued to take actions to improve risk management and control, along with the associated governance procedures.

Financial crime

We recognise that financial crime activities can have a significant impact on our customers. Criminals are also increasingly using the financial system to launder the profits of illegal activity such as human trafficking and terrorism. Significant investment in ongoing enhancement continues to be made to our financial crime control framework, and to key controls including anti-bribery and corruption measures, customer risk assessment, and screening and transaction monitoring.

Managing a complex change agenda

As part of our business planning strategy we have continued to invest in a project portfolio that supports risk, regulatory and growth requirements. In order to effectively manage our complex change agenda, we have established robust processes and controls that allow us to track any potential issues and mitigate implementation risk. In delivering key projects, we keep pace with developments in the regulatory environment and technological advances, whilst focusing on maintaining our market position and remaining competitive.

Cyber-attacks

In 2019, threats from the external cyber environment continued to evolve, due to heightened geopolitical tension, and active well-established cyber-crime groups. We monitor a range of cyber threats including attacks on payment systems, ATM networks and customer data where insider threat and network intrusion are the most common attack methods; an emerging threat from a new method, aimed at breaching organisations’ on-line customer services, (such as internet banking) and causing denial of service. In addition, Data Security and General Data Protection Regulation (GDPR) compliance continue to be key areas of concern. We have taken mitigating actions against these various threats including deployment of a cyber threat intelligence platform, increased intelligence through chairing the Geopolitical Financial Services working group and robust online service access construction utilising anti Distributed Denial of Service (DDoS) techniques. The mitigants implemented in our Cyber Security Plans are proving effective and we have experienced no significant disruption to date.

18	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Conduct risks

Like all UK banks we continue to see a demanding regulatory agenda focused on fair customer outcomes, avoiding customer harm (including from inertia), vulnerability and consumer protection in general. We aim to comply with all applicable regulatory requirements and we have no appetite to operate in a way that leads to unfair outcomes for our customers or that negatively impacts the market or breaches regulatory or legislative requirements. A major conduct issue that has impacted UK banks over the past few years related to Payment Protection Insurance (PPI). A deadline for customer complaints at the end of August 2019 was set by the FCA, and in the run up to this date we saw an uplift in the volume of claims to unprecedented levels, which resulted in us making an additional provision of £70m in Q2 2019 and £99m in Q3 2019 to cover this. When implementing regulatory change we are focused on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity. We expect all people in our organisation to take responsibility for managing risk through our I AM Risk programme.

Third party risks

Like other banks, we rely on a number of major suppliers, in order to continue to deliver products and services to our customers. The complexity and criticality of services provided by third-parties to the industry is a key operational risk that has been recognised by us, our peers, and the regulators. We carefully assess and monitor the degree of risk associated with our suppliers on an ongoing basis, supported by key operational risk indicators and monthly dashboards submitted by our business units. We place emphasis on a carefully controlled and managed Third Party Supplier Risk Framework, and we are enhancing resources in this area in order to manage this risk. This framework ensures that those with whom we intend to conduct business meet our risk and control standards throughout the life of our relationship with them. We monitor and manage our ongoing supplier relationships to ensure our standards and contracted service performance continues to be met.

Brexit

With the general election behind us, there is less uncertainty and more clarity in the political environment. Following the UK’s exit from the EU on 31 January 2020, early indications are that the UK may seek a degree of divergence from the status quo, in its pursuit of a Free Trade Agreement. The UK and the EU will also be assessing their regulatory equivalence, in order to determine the level of access afforded to financial markets. Given the limited time available, and the Government’s stance that it does not want an extension beyond the end of 2020, a ‘no deal’ Brexit remains a risk.

Experience has shown that trading concerns for businesses and investors can have negative consequences for the economic outlook and also impact the market’s perception of future interest rates. There was a bias towards monetary easing by global central banks during the latter half of 2019, and this bias still remains at the beginning of 2020.

However, the Conservative Government’s election pledge to inject stimulus into the UK economy to smooth the UK’s exit from the EU could, if it materialises, temper the market’s expectations for lower interest rates in the future. Should rates remain relatively low for an extended period, it could prove challenging for the banking industry to achieve the longer term targets set out in their business plans.

We have executed interest rate hedging programmes for both our Balance Sheet and Pension Fund to help mitigate exposure to lower rates over the medium-term.

There are additional risks that may arise for our customers as a result of Brexit, in both Northern Ireland and Scotland. The arrangements for Northern Ireland could have impacts on its economy and could lead to a referendum on independence. In the longer term, our business interests in Scotland could also be impacted, should momentum for a second referendum on Scottish independence re-emerge. There have been renewed calls for a second vote, but the UK Prime Minister has since re-iterated his commitment to strengthening the Union.

Our Brexit planning is overseen by the Board, Board Risk Committee and Senior Management Committee. Our Brexit Working Group, comprised of representatives from across the business and support functions, completed our preparations and ensured operational readiness ahead of previous potential ‘no deal’ risk junctures in 2019. These plans will be maintained should they be required again in preparation for a ‘no-deal’ scenario later this year. Further plans will be developed when there is clarity on the future trading arrangements and their potential impacts on the bank and its customers.

Santander UK Group Holdings plc	19

Annual Report 2019 | Strategic report

Risk management overview continued

Risk types

All our activities involve identifying, assessing, managing

and reporting risks. Of the Risk Types covered here several

also have Top Risks associated with them, including Operational,

Capital, Pension, Conduct, and Financial Crime risk.

Market
Credit	(Banking market)	Capital	Pension

Stage 3 ratio (%)	NIM sensitivity +50bps (£m)	Total capital ratio (%)	Funded defined
benefit pension scheme
accounting surplus(£m)

What we have seen

Credit quality remained strong, supported by our prudent approach to risk, proactive management actions as well as the ongoing resilience of the UK economy. Low interest rates and falling unemployment have contributed to a benign credit environment resulting in low levels of default in both the mortgage and corporate portfolios. This has also been reflected in a low cost of credit of 11bps compared to the more normalised average of 20bps to 30bps. Whilst the market continues to show resilience, we are cautious on the outlook in light of ongoing market uncertainty.

How we mitigate the risk

We manage our exposures carefully to ensure we stay within our risk appetite and agreed concentration limits. We have thorough credit checking and approval processes to understand the risk we take on when we lend.

We closely monitor the economy and where we see areas of stress we take action to reduce our exposure or to adapt our pricing to adequately reflect the risk.

What we have seen

2019 saw yields in the UK begin to fall in the second half of the year. The market started pricing in up to two base rate cuts on renewed fears of global slowdown, trade wars and Brexit. Though the Bank of England has kept BoE rates steady at 0.75%, we saw swap rates significantly lower than the beginning of the year. Market expectations are for future rate cuts over the next year or so, depending on the performance of the UK economy, trade deal with the EU and the wider global economic outlook.

Our balance sheet is positioned to benefit from a rising interest rate environment, while at the same time protecting NII in the case of a low for longer scenario.

How we mitigate the risk

We use a variety of approaches to protect the bank from interest rate risk. These include using financial instruments or by matching fixed rate deposits with fixed rate loans of a similar term.

In addition, stress testing is an essential part of our risk management, helping us to measure and evaluate the potential impact of extreme events or market moves.

What we have seen

Regulatory capital requirements, including leverage, have continued to increase. This trend is set to continue across the course of 2020, with the forecast increase in the Countercyclical Capital Buffer.

We have generated capital consistently, whilst undertaking risk management initiatives, including securitisations, to further strengthen our capital position.

How we mitigate the risk

We utilise a capital risk framework that informs and monitors our capital risk appetite. Capital and leverage ratios are monitored to ensure we meet current and future regulatory requirements. We also undertake wide-ranging stress testing analyses to confirm our capital adequacy under various adverse scenarios.

What we have seen

In recent years, UK pension funds have experienced headwinds as a result of falling long-term gilt yields driving an increase in the value of pension liabilities. In many cases these increases in liability values have only been partially offset by increases in the value of hedging assets and return-seeking assets. Where funding positions have deteriorated, additional contributions may be required. The accounting position has been affected by falls in corporate bond yields driving an increase in the value of pension liabilities.

How we mitigate the risk

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

20	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Strategic priority key:
Grow customer loyalty by providing an outstanding customer experience

Simplify and digitise the business for improved efficiency and returns

Invest in our people and ensure they have the skills and knowledge to thrive

Further embed sustainability across our business

Conduct	Operational	Financial crime

Remaining conduct provision (£m)	Operational risk losses trend (excluding PPI and losses below £10,000) (%)	£75m incremental investment in the financial crime transformation programme to enhance systems and controls in 2019

What we have seen

In recent years, a major conduct issue faced by banks related to PPI, with significant provisions set aside by the industry for redress. Following the FCA deadline in August 2019, we are now working through the outstanding stock of enquiries and complaints from unprecedented volumes received around the deadline with a view to completion in 2020.

We made additional PPI provisions of £169m in 2019, with no further provisions made in Q4 2019, after the August deadline for claims.

How we mitigate the risk

Our culture of Simple, Personal and Fair, underpinned by our nine behaviours, enables us to embed a conduct strategy within the business where we place the fair treatment of customers at the heart of what we do. We always look to improve our processes and training to ensure this, integrating fair treatment into our product and service design reviews.

What we have seen

Cyber risk has become an increasingly prominent issue, with various well-known companies targeted by sophisticated cyber-attacks, malware and phishing attacks.

In May 2019, the Contingent Reimbursement Model (CRM) Code for Authorised Push Payments (APP) came into effect, the main change being that where neither bank nor customer is to blame in a case of fraud, the bank will refund the customer.

How we mitigate the risk

As one of the top three risks we face, we use separate but complementary approaches to cyber risk. We operate a layered defence, focused on identifying, detecting, preventing, responding to and recovering from cyber-attacks, including simulation tests.

To support the CRM code, we have improved our customers’ online payment journey by adding validation and improved visibility on payment destinations. Across digital channels, branches and by telephone, we have provided more than 55 million warning messages, and many customers have been refunded.

What we have seen

UK regulatory change post Brexit may add further complexity to Financial Crime Risk Management. Measures are currently before Parliament for implementation of the UK AML and Sanctions Act and new UK Money Laundering Regulations will be issued in 2020. Material changes to global sanctions regimes are also a key area of focus. Santander UK is engaging with the Government on these issues.

How we mitigate the risk

We are committed to the strongest possible response to financial crime risks having made a number of enhancements to our systems and controls in recent years through the implementation of our Financial Crime Transformation Program. We have also undertaken a series of initiatives to enhance training and awareness, underpinned by an anti-financial crime culture agenda. In parallel, we contribute to the wider economic crime strategy, as participants in the public-private sector partnership, working closely with law enforcement and government agencies, as well as NGOs. As part of these activities, we are also strong contributors to the Government’s Economic Crime Plan.

Santander UK Group Holdings plc	21

Annual Report 2019 | Strategic report

Risk management overview continued

Emerging risks in 2019

We regularly review emerging risks that could impact our business and our customers. We maintain an active dialogue with key Corporate customers to aid our overall understanding of the issues that could arise. As well as those risks identified below, we also consider the potential impacts of various economic scenarios that could arise from other factors, for example a global health emergency (such as the recent coronavirus outbreak), geopolitical conflicts or other significant global events. During the year we reviewed a range of risks associated with LIBOR transition, which are being actively managed at the Asset and Liability Committee (ALCO).

Changing customer behaviour

Customer loyalty is diluting across the Banking industry, as expectations are shifting and population demographics evolve. Increasingly customers require first class digital experiences when interacting with their banking services provider, as their expectations are increasingly defined by experiences outside of banking. This is causing disruption to the banking sector with higher demands for: digital product offerings and solutions to manage customer finances; data security and trustworthiness; immediacy and convenience; tailored value products in return for loyalty; price transparency and comparisons across providers. Santander’s customer-centric transformation is well underway, with further digital enhancements planned for deployment in 2020, truly designed around customer needs.

Rapid technological change

Successful financial service providers will be those that invest in platforms that satisfy customer expectations and at the same time deliver substantial cost reduction in order to sustain profitability. Santander UK continues to increase its number of digital customers, develop new digital channels, and improve existing digital services, as well as automating existing physical channels. We also place a high priority on technology risk management, especially cyber security, in order to protect our customers and our reputation.

Strong market competition

The UK banking market continues to be highly competitive, with an increasing concentration of revenues in mortgages. At present, our main competition comes from incumbent banks who have strengthened and restructured their activity, and also from building societies. Margins across the industry, particularly in mortgages, continue to come under pressure as a result of this competitive environment, and this trend is expected to continue for several years ahead. Competition for deposits also remains intense and may escalate as many challenger and specialist banks need to replace funding from Government schemes in the near future. In the longer term, there is also potential for new types of competitors, such as scale digital players, to gain market presence by leveraging their large customer bases and digital customer interfaces. Digital banks are emerging globally, with many targeting the UK, as London is seen as Europe’s FinTech hub. We are focused on delivering sustainable, predictable growth in a responsible manner, and achieving consistent profitability through balance sheet strength.

Demanding regulatory agenda

We continue to face a complex regulatory change agenda. The FCA, PRA and other regulatory bodies have been progressing industry reviews across a number of areas during the year. Some key areas of focus include: PPI; High Cost of Credit Review involving the reform of overdraft charges and contingent reimbursement model for authorised push payment fraud. We are focused on managing our regulatory risks, coordinated and prioritised through specific project groups with both risk and regulatory oversight.

Uncertain economic and geopolitical environment

UK economic growth was lower in 2019, compared to 2018, as uncertainty over Brexit continued to subdue business confidence and investment. However, unemployment remains at historical lows and strong real wage growth has continued to support consumption. UK Housing market indicators have generally shown signs of improvement, in the early part of this year, including the level of transactions and price growth. The performance of the broader UK economy during the year, and the government’s housing policies, will likely have an impact upon the full extent and duration of these improvements.

Various global institutions have cited potential emerging risks to the global economic and financial system during the year, including: increasing levels of Corporate Sector Debt; a tightening of financial conditions in repo markets; China’s financial imbalances; and limited capacity of central banks going forward to prevent a fall in economic growth. Many of the risks regularly cited by these institutions may not have a direct impact on Santander UK, however they could result in an increase in the cost of funding generally in the wholesale markets. We maintain prudent and resilient Funding and Liquidity Policies to protect the bank and our customers.

LIBOR transition

In Q4 2018, we launched our LIBOR transition programme, which includes identified Senior Managers within the bank who oversee the implementation of our transition plans. The Project has the full support of the Board and Executive Management across the bank. We recognise that there are potential risks to our customers as we transition from LIBOR to risk free rates going forward. Our LIBOR transition programme is in place to ensure a smooth transition, and to anticipate and address any potential customer and conduct related issues that could arise from the change. There are also a number of other thematic risks involved including; legal and compliance; reputational; operational and financial accounting and control. There is also some uncertainty about the likely path of evolution for the set of non-LIBOR benchmarks and markets for non-LIBOR products (including liquidity or illiquidity related issues).

In January 2020, the Working Group on Sterling Risk-Free Reference Rates set targets for 2020, including ceasing the issuance of sterling LIBOR-based cash products maturing beyond 2021 by the end of Q3 2020. The FCA and Bank of England have stated their support for these targets. We have established detailed plan timelines and milestones, including a Project Governance structure, to enable the transition to alternative rates ahead of the end of 2021.

Climate change risk

Reflecting the significant potential risks posed by Climate Change to the economy and to the financial system, in April 2019, the PRA became the first regulator in the world to publish supervisory expectations setting out how banks need to develop an enhanced approach to managing the financial risks from Climate Change. In 2019, our programme of work focused on enhancing our understanding of the most material climate change related drivers of our business model, and producing an implementation plan to fully deliver the PRA’s expectations under Supervisory Statement (SS) 3/19 ‘Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change’. We are addressing climate change related risk issues through ongoing engagement across our business and support functions, co-ordinated and led by the Risk Division. Our focus will be on implementation of the plan that we delivered to the PRA in October 2019.

22	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Task Force on Climate-related Financial Disclosures

Introduction

As a group, Banco Santander supports the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which were published with the aim of improving disclosure of climate financial risk and opportunities. As part of our strategy in the UK we have prioritised embedding sustainability in everything we do and welcome the developments of the PRA and FCA to improve management and disclosure of climate change related risks.

In October 2019, we submitted an initial UK implementation plan to the PRA to address the expectations set out in SS 3/19. Alongside this plan, responsibility for climate related financial risks was added to the Statement of Responsibility of the Chief Risk Officer (CRO) as Senior Management Function (SMF) holder. Delivering on our plan will be a multi-year programme. We are targeting the end of 2022 to achieve full adoption, aligned to the implementation path as set out in the TCFD recommendations. We are working alongside Banco Santander with a shared ambition of being a leading global bank for tackling climate change.

Governance

The CRO, as the SMF holder, is responsible for climate-related financial risks. The management of these risks lies in the first line of defence. It is therefore expected that the CRO will be supported by the business division heads to fulfil these responsibilities.

To address TCFD recommendations and PRA expectations, a Climate Change Working Group (CCWG) was launched in 2019 and re-launched in Q1 2020. This CCWG co-ordinates the efforts to deliver the implementation plan and will report on progress to the CRO, Executive Risk Control Committee and Board Risk Committee.

The first half of 2020 will see the documentation of firm-wide climate change risk management governance arrangements. This will articulate the roles and responsibilities and the committees involved across the three lines of defence.

During the second half of 2020, the link between climate change related metrics and remuneration will be defined.

(1)	Inframation league tables 2019, combining both Banco Santander and Santander UK.

Strategy

In 2019, we have developed a high-level analysis of our credit portfolios based on various climate scenarios: a business-as-usual (BAU) scenario (which trends towards 3.7°C of average global warming by 2100) and a low-carbon transition scenario (which trends towards 2°C of warming). This analysis is referred to as the ‘Climate Portfolio Screen’.

The aim of the Climate Portfolio Screen was to identify sectors and segments of the Santander UK lending book where there could be greater potential opportunities and risks associated with both the transition to a lower carbon economy and changes in physical climatic conditions.

According to this analysis, the sectors of most concern based on exposure and or potential risks are mortgages, real estate, consumer finance and automotives. For the mortgage portfolio, we are working on a project that will help us understand the physical and transition risks in our mortgage book under different climate scenarios.

We are committed to strategically aligning our business with the UN Sustainable Development Goals and the Paris Agreement. This means recognising the opportunities for climate financing. In October 2019, Banco Santander issued a €1bn green bond, focused on financing renewable energy projects from wind and solar.

Banco Santander is one of the largest renewable energy financiers, ranking as the 3rd largest lender to the sector by volume (2nd by number) of transactions in 2019 in the UK, and also ranked 1st by volume for advisory services in Europe and the UK(1). Santander UK originated £1.09bn of debt financing to 21 renewable energy projects in 2019.

Risk Management

Climate-related risks could eventually manifest in credit, market and operational risks for financial institutions. We are reviewing the appropriate parts of the Risk Framework, Risk Type Frameworks (in particular Credit and Operational risk) and the Risk Appetite Statement to explicitly include climate-related risks.

Our commitment to fight climate change is articulated in the Banco Santander and Santander UK Energy, Mining and Metals and Soft Commodities sector policies. The policies apply strict criteria to transactions related to fossil fuels, for example, prohibiting the financing of any new project for coal power plants or thermal coal mines. In 2020 we will review and update the UK Environmental Policy and Sustainability Policy to reflect climate considerations.

Metrics and targets

In disclosing metrics and targets we will look to cover both internal environmental footprint as well as the climate-related risks and opportunities of our lending activities. We aim to expand on the latter metrics in 2020 following further analysis and developments with our strategy and risk appetite.

We use 100% renewable electricity and target to maintain this for 2020. We report annually on greenhouse gas emissions, including Scope 3, in our ESG Supplement 2019. Santander in the UK will also contribute to Banco Santander’s global renewable financing target of over €120bn in green finance from 2019 to 2025.

Estimated present value losses resulting from 6°C of warming, according to: The cost of inaction: Recognising the value at risk from climate change, The Economist.

Annual Report 2019 | Strategic Report

Financial overview

We are improving efficiency while actively

managing our funding and liquidity portfolios

and capital consumption

Our 2019 financial results reflect competitive and regulatory pressures

Profit before tax was £981m, down 37% from £1,567m in 2018. Profitability was impacted by the ongoing competitive income pressure on mortgages and PPI charges, but also includes the investment we are making as part of our plan to transform the bank for the future. In what was a competitive and uncertain environment, adjusted profit before tax(2) was £1,300m, down 24% from £1,707m in 2018. This was largely due to mortgage income pressure and was reflected in the Banking NIM of 1.64% (2018: 1.80%) ROE of 4.9% in 2019 (2018: 8.2%) and adjusted return on tangible equity(2) of 7.8% (2018: 10.2%).

Net interest income was down 9%, largely impacted by mortgage back book pressure and £3.9bn of SVR attrition (2018: £4.9bn).

Non-interest income was down 7%, largely due to £58m of ring-fencing perimeter changes in 2018, partially offset by £15m additional Vocalink consideration received in Q2 2019.

Operating expenses before credit impairment losses, provisions and charges were down 1%, with the absence of £48m of ring-fencing perimeter changes, £40m of GMP equalisation costs and £38m of Banking Reform costs all incurred in 2018. This was partially offset by £50m transformation costs(3) in 2019 and £40m higher operating lease depreciation.

Credit impairment losses were up 44% to £220m, largely due to lower mortgage releases as well as a few single name corporate exposures.

Provisions for other liabilities and charges were up £183m to £443m, largely due to additional PPI provisions of £169m and £105m of transformation programme charges(3) (predominantly restructuring costs) as well as an additional £10m other provision charge in 2019 pertaining to our retail credit business operations. Other adjustments to provisions amounted to £80m in 2018.

Supporting our customers while growing our business

Customer loans increased £5.4bn, with mortgage lending in Retail Banking up £7.4bn. This was partially offset by a reduction in corporate lending which included managed reductions in Commercial Real Estate (CRE) of £1.1bn. Customer deposits increased £5.7bn, with £3.0bn growth in Retail Banking supported by a successful ISA campaign and 1I2I3 Business Current Account inflows. Corporate deposits also increased as we focused on building strong customer relationships.

Summarised consolidated income statement

For the years ended 31 December	2019 £m	2018 £m
Net interest income	3,295	3,606
Non-interest income(1)	875	937
Total operating income	4,170	4,543
Operating expenses before impairment losses, provisions and charges	(2,526)	(2,563)
Credit impairment losses	(220)	(153)
Provisions for other liabilities and charges	(443)	(260)
Profit before tax	981	1,567
Adjusted profit before tax(2)	1,300	1,707

(1)	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
(2)

Non-IFRS measure, see page 169 the financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £319m in 2019 and £140m in 2018. See ‘Alternative Performance Measures’ for details and reconciliation to the nearest IFRS measure.

(3)	Transformation programme investment of £155m, of which £50m is operating expenses and £105m is provisions for other liabilities and charges.

Maintaining balance sheet strength

CET1 capital was stable at £10.4bn, with ongoing capital accretion through profits retained after dividend payments, offset by market-driven pension movements. RWAs reduced largely as a result of significant risk transfer (SRT) securitisations and lower corporate lending as we continue to focus on risk-weighted returns. This was partially offset by increased RWAs in Retail Banking in line with mortgage lending growth. The CET1 capital ratio increased 110bps to 14.3%, through active RWA management. The UK leverage ratio increased 20bps to 4.7%. The quality and strength of our balance sheet was again demonstrated by the Bank of England stress test results.

Financial highlights

1.64%
Banking NIM
(2018: 1.80%)

61%
Cost-to-income ratio
(2018: 56%)

£165.4bn
UK mortgage loans
(2018: £158.0bn)

£68.7bn
Retail Banking current account balances
(2018: £68.4bn)

£7.9bn
MREL eligible senior unsecured debt
(2018: £9.2bn)

£73.2bn
Risk-weighted assets (RWAs)
(2018: £78.8bn)

24	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The Stage 3 ratio of 1.15% (2018: 1.29%) and cost of risk of 11bps (2018: 8bps) demonstrate our prudent approach to risk.

2019 funding

In late 2018 and early 2019 there was a market expectation that a disorderly Brexit was a likely outcome. As a result we pre-funded our issuance in 2018 and held extra liquidity throughout the year to prepare for potential market disruption. This meant that we had a relatively light funding plan for 2019 with issuance of around £4.0bn, well below normal levels.

We are well placed to meet MREL requirements, with £7.9bn of senior unsecured funding from our holding company issued to date. Total wholesale funding decreased in 2019, reflecting maturities in the period, partially offset by covered bond issuances of £1bn in February 2019, €1bn in May 2019 and £1bn in November 2019, along with a senior unsecured issuance of $1bn in June 2019. In August 2019, we increased our AT1 outstanding by £200m via the issuance of a new £500m 6.3% AT1 to Banco Santander and the repurchase of the £300m 7.6% AT1 from Banco Santander.

2020 outlook

We expect our net mortgage lending to be in line with market growth, as we focus on quality customer service, retention and our comprehensive proposition for first-time buyers. We will continue to actively manage our CRE exposures and focus on supporting our non-CRE trading business customers.

We expect pressures on Banking NIM to continue, although at a slower rate and predicated on a stable rate environment. With the SVR portfolio now 9% of the total mortgage book, we expect SVR attrition to be proportionally lower along with signs of front book margins improving. Recently announced changes to deposit pricing should also begin to offset some of these pressures in the second half of 2020. Lastly, the implementation of regulatory changes regarding the high cost of credit will also increase net interest income, although it is worth noting that this will be more than offset by a reduction in non-interest income.

We expect adjusted operating expenses to be lower in 2020 as the momentum behind our transformation programme builds and improved efficiency begins to outweigh inflationary and other pressures.

Credit impairments are likely to increase from the very low levels seen in recent years, although we do not anticipate a material worsening of credit quality given our prudent approach to risk and the supportive environment.

Summary of segmental balance sheet assets and liabilities

At 31 December	2019 £bn	2018 £bn
Customer loans
Retail Banking	180.4	172.8
Corporate & Commercial Banking	16.3	17.7
Corporate & Investment Banking	4.1	4.6
Corporate Centre	4.5	4.8
Total customer loans	205.3	199.9
Other assets	83.2	89.5
Total assets	288.5	289.4
Customer deposits
Retail Banking	145.1	142.1
Corporate & Commercial Banking	18.2	17.6
Corporate & Investment Banking	6.1	4.8
Corporate Centre	8.4	7.6
Total customer deposits	177.8	172.1
Total wholesale funding	65.3	70.9
Other liabilities	29.1	30.2
Total liabilities	272.2	273.2
Shareholders’ equity	15.9	15.8
Non-controlling interest(1)	0.4	0.4
Total liabilities and equity	288.5	289.4

(1)

Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (PSA cooperation), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA (accounted for as a subsidiary).

Since 31 December 2019, trends evident in the business operating results have not changed significantly.

Santander UK passes

the 2019 Bank of England stress test

The results of the latest Bank of England stress tests were released in December 2019. The parameters of the stress scenario were very similar to the 2018 stress test, with severe downturns in GDP of 4.7% and house prices of 33% along with a sharp increase in unemployment to 9.2%. Additionally, the stress scenario reflects the expected result of such a downturn with bank rate increasing to 4% in response.

With a stressed CET1 ratio of 10.8% after allowed management actions and on an IFRS 9 transitional basis, we were well above the threshold requirement of 8.1%. Additionally, with a stressed leverage ratio of 3.8% after allowed management actions, we were above the threshold requirement of 3.57%.

As a result of the exercise, the Bank of England did not require Santander UK to undertake any actions.

The outcome of the stress test underlines the quality of our UK-based balance sheet as well as our strong risk management practices.

(1)  CET1 ratio drawdown is defined as CET1 ratio at 31 Dec 18 less minimum stressed CET1 ratio (before strategic management actions or AT1 conversions)

Santander UK Group Holdings plc	25

Annual Report 2019 | Strategic Report

Sustainability review

We believe that our business performance should not

be considered separately from the prosperity of all our

stakeholders and sustainability of the wider environment.

Customers

We want to help people and businesses prosper and aim to do so by being Simple, Personal and Fair in everything we do.

Inclusive digitalisation

We continue to innovate to make our digital offerings more customer-friendly, secure and accessible. In 2019, Santander became the first UK high street bank to introduce tailored fraud warnings on our mobile app. We’ve also introduced customer-friendly authentication, including the ability to authorise online shopping transactions using a fingerprint or facial recognition. We have extended these authentication capabilities to customers initiating payment requests via Online Banking.

In 2020, we’ll launch a quicker online banking logon experience. Following the launch of Voice ID in April 2019, 226,490 customers have registered with over 1.4m Voice ID verifications during 2019. Our mobile banking app scores highly with users, ranking 4.8 on iOS and 4.5 on Android, both out of 5.0. In Q4 2019 we completed the work to deliver card controls to our mobile app, including the ability for customers to temporarily block their card when lost or stolen. This was piloted in 2019 and will be fully rolled out in the first quarter of 2020. Customers can also apply blocks to online, contactless, international and gambling transactions.

In 2019, we launched Santander Chat to all Online Banking customers, made up of an automated virtual assistant ‘Bot’ and messaging via a live agent. This provides an authenticated platform for secure conversations and transactions. In 2020, we plan to bring this service to our mobile app, and increase the end-to-end transactions that the Bot can perform on behalf of customers.

Cyber security collaboration

We recognise that, in parallel with the increase in digital banking, we must continually improve our cyber defences and data protection. Our response to the cyber threat is to continue to implement a global, multilayered and agile resilience framework.

Improved awareness is the foundation of cyber defence so we engage with customers, regulators, partners and everyone across the organisation to enhance their understanding of cyber security. We hosted nine Cyber Awareness workshop sessions across our branch network in 2019 to help educate our customers on the threats they face online. We continued to invest in emerging cyber security talent, and the first cohort of our Digital Apprentices will graduate in 2020 with the skills to become the next generation of cyber experts.

Transforming our branch network

The way customers are choosing to bank with us is changing. With more people choosing to engage through our digital platforms, there’s been an impact on the use of our branch network. We conducted an extensive review of the network to reshape it to meet our customer needs. Our network is evolving, made up of a combination of larger branches offering community facilities to support local businesses and customers as well as smaller branches using the latest technology to offer customers more convenient access to banking services. As part of this, we’ve refurbished 87% of our network.

The introduction of Work Café demonstrates how we’re exploring different ways to use our branches to meet customer needs. Santander opened its first UK Work Café in Leeds in July 2019. Since launch we’ve had 30,000 customer visits to use the co-working and bookable rooms, attend an event, or talk to our specialists.

We’re a signatory to the Access to Banking Standard which ensures open and fair communication where banks close branches. In 2019, we closed 140 branches in line with this standard, following reviews to ensure our

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

resources are targeted to meet the changing needs of customers. We’ve signed up to the Banking Framework 2, an agreement that allows customers to access 11,000 Post Office outlets to take out or pay in cash and cheques and obtain a balance. We’re also working with UK Finance and other banks to support communities’ access to cash.

Supporting our vulnerable customers

Building capability across the bank to better support vulnerable customers is a focus of our Vulnerable Customer Strategy. In 2019, we launched an award-winning internal training programme, ‘Perspectives’, featuring real customer stories. This covers dementia, autism, PTSD, financial abuse and confusion and aims to raise awareness, reduce stigma and equip colleagues to better identify and respond to those who need support. Since launch in May 2019 these films were viewed 46,755 times.

We have been working with Alzheimer’s Society to become a more dementia-friendly bank, auditing our branches and improving our products and services for people living with dementia (find out more on page 30).

We’ve also been working with charities and industry forums to respond to challenges such as harmful gambling and financial abuse. Our approach to tackling harmful gambling is informed by a bespoke social insights approach in collaboration with gambling charities, the gambling industry and people with first-hand experience. This allows us to better understand our role in this area and how we can be effective in the detection and prevention of gambling-related financial harm.

Throughout 2020 we will continue our work on the underlying initiatives that support our overall Vulnerable Customer Strategy, providing colleagues the tools and support they need to deliver for all our customers.

Championing ambitious SMEs

SMEs are at the heart of our country’s economy, but starting and running a business presents a wide range of challenges. Santander Breakthrough is designed to provide support at every step through events, insights and partnerships. In 2019, we supported over 5,600 businesses from their light bulb moment through to starting up, scaling up and beyond. Our Growth Capital Team provided financial support with £24.3m of growth capital and £90.8m of senior debt to 27 companies.

The launch of our Breakthrough online platform gives business owners better access to support and insights. It also provides the ability to find local Breakthrough business events, of which we ran 188 in 2019. We also launched our Trade Club Alliance, a new digital platform to help businesses boost global trade with market data on over 180 countries. We supported over 650 businesses in 2019 in trade events.

We entered a three year partnership with the British Library’s Business and IP Centre network, aimed at supporting early stage businesses with key skills such as marketing and managing finances.

We are a proud signatory to the Investing in Women Code and support female entrepreneurs with initiatives such as our national mentoring programme.

Supporting first

time buyers

Offering unparalleled

support to new buyers

First time buyers (FTBs) are a key strategic focus for us, and in 2019 we were proud to win Your Mortgage’s Best First-Time Buyer lender. In 2019, we helped over 37,000 customers into their new home by lending £5.5bn, supporting 37% more customers than the year before. In 2019, Santander was the first lender to launch a free home condition report that helps FTBs identify any potential issues with the home before they buy, avoiding unexpected costs. We also continued to improve our online mortgage servicing hub, including the retention service, with 60% of customers choosing to change their deal online, an increase of 10% from 2018. The convenience of online mortgage services means over 50% of regular overpayments are now made online. Our ambition is for branches to become an integral part of the local community providing unbiased financial education. Since launch in September 2019, we’ve completed over 1,000 FTB events in our branches, providing unbiased advice for those interested in buying their first home.

Santander UK Group Holdings plc	27

Annual Report 2019 | Strategic Report

Sustainability review continued

Shareholders

We aim to deliver a long-term, sustainable return for our shareholders while helping people and businesses prosper.

Part of a global bank

We are a subsidiary of Banco Santander SA and part of the Banco Santander group, a leading retail and commercial bank headquartered in Spain. Our ordinary shares are all held by Banco Santander group companies and are not listed, although our preference shares are listed on the London Stock Exchange. We also have other equity instruments in the form of AT1 securities issued in 2014, 2015, 2017 and 2019.

Under the subsidiary model operated by Banco Santander, autonomous subsidiaries are responsible for their own liquidity, capital management and funding. This not only mitigates the risk of difficulties in one subsidiary affecting another, it allows local market knowledge and expertise to be utilised and provides considerable operational flexibility.

We benefit from the strong Santander brand along with experience and expertise from a global banking group. Systems development capacity can be shared along with common technology platforms and innovations, creating a significant competitive advantage.

Consistent shareholder returns

Our consistent profitability has enabled us to pay a dividend every year since 2008. Our policy is to declare a dividend of 50% of earnings attributable to ordinary shareholders.

In 2019, we began a multi-year transformation programme to reshape the bank to support our customers better. By focusing on simplification, digitisation and customer experience, we aim to improve returns in the medium-term.

Investor engagement

Our UK Investor Relations team actively engages with institutional investors across the globe, working alongside our funding and capital teams for new issuances and building and maintaining relationships with fixed income investors and analysts.

The UK Investor Relations team provides a two-way link between investors and senior management, focusing on both external messaging and communication whilst providing feedback from investors to the Board.

£709m

profit after tax

(2018: £1,164m)

Fair pay

We offer our people a fair and competitive reward package

Our Reward Framework is reviewed annually against the external marketplace. Salary reviews, and changes to reward policies, are assessed for any adverse impacts on a particular group.

Salary ranges and Pay Progression arrangements are visible to all colleagues. We embrace transparent reporting, evidenced by our detailed Gender Pay Gap report, voluntary disclosure of our CEO pay ratio in our Remuneration Implementation Report, input to government consultations on ethnicity pay reporting, and testing of potential reporting methodology.

We work in partnership with recognised trade unions and consult on any changes to our Reward Framework. We are proud to have been an accredited Real Living Wage employer since 2015. Recent pay changes for colleagues include increases to entry level starting salaries, and improvements to our Pay Progression scheme.

28	Santander UK Group Holdings plc

People

employee-led diversity networks, which collectively have over 10,000 members across the bank. This year we launched our network for Social Mobility to help create a level playing field for all colleagues irrespective of their background. We are a signatory to the Social Mobility Pledge and benchmark as a top 20 employer in the Social Mobility Index (up from 49th in 2018).

We continued with a number of targeted actions to improve our gender diversity. Our progress is detailed in our latest Gender Pay Gap report. Women made up 32.1% of senior managers, 26.7% of our Executive Committee and 25% of our Board (including Executive and Non-Executive Directors) at 31 December 2019. For the Business in the Community (BiTC) ‘Race at Work Charter, One Year on’, we continue to make good progress, having achieved two actions. We also were the headline sponsor of Pride:MK, the first Pride event in Milton Keynes, and were classed as a Top Ten Employer at the British LGBT Awards.

We support a range of apprenticeship schemes up to degree level and provide a graduate development programme ‘Accelerating Capability’. We have 421 apprentices, of which 46% are female, and recruited 97 graduates, of which 59% are female, through partnerships with 86 UK universities.

Learning

In 2019, our people undertook 144,703 training days and we invested £10.6m, equipping them with the skills they need for now and in the future, including digital skills. We launched a new learning platform, MIO, which is a key enabler of a continuous learning environment. MIO provides a variety of training styles, from 2-3 minute bursts to themed box set content to support colleagues. In 2019, 484 people managers

85%

Of employees felt positive

that Santander has created an

environment where people of

diverse backgrounds can succeed.

completed our new ‘Leading our Future’ toolkit for building inclusive and resilient teams. Our Leadership Development focus was on digital knowledge and skills, leading change and transformation capability and driving collaboration, with initiatives including a Digital Leaders Academy for senior leaders.

Prioritising wellbeing

In a time of change at Santander and in financial services, we aim to help colleagues build personal resilience and feel supported. In 2019, we repositioned our wellbeing proposition to cover Physical, Mental, Financial and Social Wellbeing and held a number of wellbeing events. We supported Public Health England’s Every Mind Matters Campaign and signed the BiTC Mental Health at Work Commitment at launch. We’re building a Wellbeing Hub that brings all of our support into one place. This will help colleagues to proactively access support and information across diverse topics such as nutrition, sleep, stress, finances, body image and more. Our Mental Wellbeing colleague network now has over 2,190 members.

Working in partnership

During 2019, we consulted our recognised trade unions Advance and Communication Workers Union (CWU) on restructuring proposals as the bank simplifies to become more efficient. Our mutual focus is to minimise job losses by prioritising redeployment or re-training of colleagues affected. Outplacement support is offered to all colleagues affected by change.

We aim to create a thriving workplace that attracts, retains and rewards talented and committed people. Our culture promotes inclusion and diversity, prioritises wellbeing and develops the skills of our people.

Culture

Our culture of Simple, Personal and Fair is underpinned by our nine behaviours, enabling our colleagues to thrive. In 2019, we were again recognised as a Top Employer by the Top Employers Institute.

Our goal to be a high-performing and responsible business is reflected in the 2019 Global Engagement Survey (GES) with 85% of colleagues feeling ‘We act responsibly and make a positive contribution to society’, 13% above the external benchmark(1). In 2020, we will focus on transformation through simplification, driving a learning culture and being an inclusive and responsible organisation.

Employee engagement

We foster an open dialogue between employees and our Executive Committee. In 2019, we held a series of internal roadshows and a virtual ‘Santander Conversation’, reaching over 2,800 employees. This gave the Executive Committee the opportunity to discuss our vision and roadmap and hear from colleagues. Colleague engagement levels remained relatively stable in a period of transformation and change. Additionally, 992 colleagues participated in virtual focus groups in 2019 to help better understand employee experience.

Building a bank for everyone

Our approach to Inclusion and Diversity is to be a workplace where anyone and everyone can learn, grow and succeed, while being themselves. In 2019, our employee survey results showed that 88% of employees felt positive that their line manager is open and inclusive, promoting diversity. We have seven

(1)  Financial sector benchmark taken from the survey provider Mercer Sirota. The financial services sector norms are based on more than one million employees answering 114 surveys over the last five years.

Annual Report 2019 | Strategic Report

Sustainability review continued

Communities

We support and invest in communities across the UK to foster sustainable economic growth.

Helping our communities prosper

We’re changing the way we partner with charities to ensure strategic collaborations which help us to become a more responsible bank. On top of employee fundraising and volunteering, we have developed joint strategic initiatives to address pressing challenges. For instance, in January 2019 we appointed Alzheimer’s Society as our new charity partner for 2019-2021. Our aim is to leverage the charity’s expertise to help us become a digitally dementia-friendly bank.

Financial inclusion and literacy

Financial inclusion and literacy are critical elements of our strategy. Santander colleagues supported over 25,000 students through our in-school mentoring programme focused on money management, digital skills and careers. We also reached almost 200,000 young people during My Money Week, helping 4 – 19 year olds to gain confidence in money matters.

We used our UEFA Champions League flagship sponsorship and partnered with National Numeracy to bring the power of football and education together and tackle the fact that 40% of people in the UK don’t feel ‘fully confident’ with everyday budgeting and money management. We created The Numbers Game: 13 UK-wide roadshows through which we engaged over 20,000 children, families and young adults, resulting in over 11,900 people completing the experience.

Use of National Numeracy online learning materials increased 31% since we started our tour, doubling their engagement rate. Our on-site research showed that 85% of people gained a better understanding of the importance of numbers in everyday life, while 87% believed that being confident with numbers helped them to manage their money better.

Innovative fraud and scams education

In June 2019, Santander teamed up with Kurupt FM from BAFTA-winning BBC TV show People Just Do Nothing to create its latest fraud awareness campaign, ‘MC Grindah’s Deadliest Dupes’. Statistics show that Generation Z are among the most likely to fall victim to scams, and their behaviours online can make them vulnerable to fraudsters. In the last year, identity theft among people under 21 has risen by 26% while 50% of money mules are aged 26 or under and 27% are aged 21 or under.

We partnered with Barnardo’s to deliver the content we created with Kurupt FM to some of the most vulnerable young people, reaching approximately 220,000 in their network. We ran seven workshops with Barnardo’s, resulting in 83% of attendees saying they now felt more confident on how to avoid these scams.

In 2019, the Santander Foundation, a separate legal entity that operates independently from Santander UK, reviewed its strategy and explored how to deliver a greater positive impact within our communities. Following this, the Foundation will launch a new Grants Giving programme in 2020 to support digital and financial skills. During 2019, the Foundation continued to support local charities via the Matched Donations programme, approving 1,694 in employee-submitted requests.

Santander Universities

Santander Universities is our global programme supporting education, employability and entrepreneurship across students in higher education. Since 2002 Banco Santander has donated over €1.7bn to universities, making us one of the largest global corporate contributors to higher education. In the UK, we donated over £88m to 86 partner universities in the last 12 years.

Our Vision 2020 goal is to provide life-changing opportunities, ensuring by the end of 2020 that 80% of individual recipients are from widening participation backgrounds and aspiring to an equal gender balance. In 2019, we directly supported more than 15,000 students. Over 1,400 SMEs have benefited from the Santander Universities Internship scheme with 1,700 student interns, of which over 50% went on to employment, exceeding our target.

In 2019, we launched the Santander Universities two year Women in Engineering Programme. This initiative focuses on dedicated support for women undertaking an engineering degree, addressing the gender gap in engineering studies. Of the 81 female students supported, 30 were selected for a scholarship, an internship and a trip to the USA to an engineering company.

Becoming the best dementia-friendly

bank in the UK

850,000 people are estimated to be living with dementia in the UK, a figure set to increase. In 2019, we launched a three year partnership with leading dementia charity Alzheimer’s Society and Alzheimer Scotland, aiming to fundraise £1.5m and leverage their expertise to become the most dementia-friendly bank in the UK. In 2019, Alzheimer’s Society audited a cross-section of our branches and contact centres to help us better support customers affected by dementia. In 2020 we’ll implement their recommendations, including training three Dementia Ambassadors in each branch region and contact centre. We’re also using Alzheimer’s Society expertise to improve our products, services and digital access. In 2019, we created Santander’s dementia steering group made up of people living with and caring for people with dementia. This permanent group will continue to advise us on how to become a more dementia friendly bank, including a review of our ATM journey.

£745,000

Raised for Alzheimer’s Society in the first year of partnership, exceeding our target with record employee engagement.

30	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Ethics and Environment

We are committed to upholding the highest ethical standards.

Responsible lending

As part of the Banco Santander group, we comply with the Equator Principles, factoring social, ethical and environmental impacts into our risk analysis and decision making process for financial transactions. These principles address climate change, prevention of pollution and toxic waste emissions, biodiversity, indigenous peoples and human rights.

Our policy on Aerospace and Defence, Energy, Mining & Metals and Soft Commodities and our Sensitive Social and Ethical Sectors policy continue to define our approach towards creating long-term value while managing reputational, social and environmental risks.

In 2019, we further improved these policies by introducing prohibitions and strengthening restrictions on a range of activities. Prohibited activities now include the provision of products or services for new Coal Fired Power Plant (CFPP) projects and taking on new clients with existing CFPPs. Restricted activities include transactions specific to CFPPs for existing clients which do not significantly improve environmental impacts, such as a significant reduction of CO2. Our Reputational Risk Forum reviews and approves all restricted activities to ensure that they fall within our risk appetite. This forum reviews, monitors and escalates key decisions around financial and non-financial reputational risks to the Board.

Renewable financing

In 2019, Santander was the 3rd largest lender among renewable energy financiers in the sector by volume (2nd by number of transactions) in the UK, and also ranked first by volume for advisory services in Europe and the UK(1). As part of this, Santander UK originated £1.09bn of debt financing to 21 renewable energy projects in 2019. We provide advisory and financing solutions for renewable and alternative energy clients across a range of renewable schemes, including onshore and offshore wind, solar and biofuel projects. In 2019, we further enhanced our services by increasing the range of technologies we support and at the same time introduced a number of innovative funding structures. In particular, Santander advised in the refinancing and acquisition of 2 offshore wind farms in the UK and 2 onshore wind portfolio financings across the whole of Europe, which will afford clients flexibility to fund their future growth in this sector.

Environmental performance

We strive to reduce our operational impact on the environment. In 2019, our offices and data centres successfully recertified for ISO 14001 and transitioned to the new ISO 50001 standard.

Our energy data platforms allow us to accurately manage each of our properties that have a smart meter installed, and we reduced electricity use by 6.6% and gas usage by 10.7% in 2019. We also use lifecycle assessment to maximise energy saving opportunities when upgrading facilities. Our water use also reduced by 8.3% in 2019 with installation of efficient water fittings in three offices. We have a network of over 2,800 Green Champions to embed sustainability and green behaviour into site culture. These Champions ran 12 roadshows across our offices in 2019.

Ethical supply chain

We want to do business with companies who share our values. Our standard supplier contracts include specific requirements to respect human rights and ethical labour practice based on the principles of the UN Global Compact.

In 2019 we improved our Third-Party Risk Management (TPRM) framework, processes and policies, including enhancements to meet new European Banking Authority outsourcing requirements. Our third-party policy reflects our Board-approved Risk Appetite Statements, including specific provisions on forced labour. Our Third-Party Code of Conduct was launched this year, with reference to Banco Santander group Human Rights Policy and International Labor Organization (ILO) standards.

We completed a full review and update of our third-party supplier control assessment approach as part of improvements to third-party due diligence. The new framework was effective in August 2019 and with an external partner we completed 15 on-site suppliers assessments in 2019, with further assessments scheduled for 2020.

Anti-Financial Crime,

Anti-Bribery and Corruption

Our Anti-Financial Crime (AFC) strategy is set around the three principles of ‘Deter, Detect and Disrupt’. In 2019, we continued to drive a culture of AFC across the business and with partners. We ran 10 events for the UK’s Regional Organised Crime Units to better work with law enforcement to protect customers. We also held 8 AFC Culture roadshows with 510 colleagues attending, of which 96% better understood the AFC Vision and 69% said they will change behaviour.

We enhanced our governance of AFC by launching a Strategy & Policy forum in September covering strategy, anti-money laundering, counter-terrorism financing and sanctions. We also engaged with government and law enforcement stakeholders to shape the reforms that are part of the government’s Economic Crime Plan, which aims to improve the resilience of the UK’s overall defences against financial crime.

Tackling modern slavery and human trafficking

This year we worked with non-profit ‘Stop the Traffik’ to raise awareness and expertise in Santander on modern slavery and human trafficking (MSHT). As a financial institution, we are uniquely placed to deter, detect and disrupt those profiting from this criminal industry. We ran a targeted campaign with Stop the Traffik to raise awareness and capability in branch staff in a location at high risk for MSHT. Stop the Traffik also held masterclasses at our AFC roadshows. We work closely with law enforcement and the Joint Money Laundering Intelligence Taskforce (JMLIT). In 2019 our Financial Crime team were actively involved in cases, including one which resulted in the arrest of suspects after migrants were found in the back of a lorry. Our Modern Slavery Statement is published online and subject to approval from the Board and Responsible Banking Committee.

(1)	Inframation league tables 2019, combining both Banco Santander and Santander UK.

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

Santander UK Group Holdings plc	31

Annual Report 2019 | Strategic Report

Page intentionally blank

32	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Governance

Our governance

The UK Corporate Governance Code 2018 (the Code) sets out the framework for premium listed companies in the UK. The Code is the corporate governance code applied by the Company, with appropriate amendments as a fully owned subsidiary, and the standard against which we measure ourselves.

This Governance section (including the Chair’s report on Corporate Governance, the Committee Chair Reports and the Remuneration Policy and Remuneration Implementation reports) detail how the Company has applied and complied with the principles and provisions of the Code.

Any principles and provisions of the Code that are not precisely followed are detailed in the Directors’ Report on page 68.

How our governance supports the delivery of our strategy

All Directors are collectively responsible for the success of the Company. The Non-Executive Directors exercise objective judgement in respect of Board decisions, and scrutinise and challenge management. They also have various responsibilities concerning the integrity of financial information, internal controls and risk management.

The Board is responsible for setting our strategy and policies, overseeing risk and corporate governance, and monitoring progress towards meeting our objectives and annual plans. It is accountable to our shareholder for the proper conduct of the business and our long-term success, and seeks to represent the interests of all stakeholders.

Santander UK Group Holdings plc	33

Annual Report 2019 | Governance

Board of Directors

1 Shriti Vadera

Chair

Appointed as Chair in March 2015, previously Independent Non-Executive Director and Deputy Chair from 1 January 2015

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

Other principal appointments

Chair of Santander UK plc*. Senior Independent Director of BHP.

Board Committee memberships

Board Nomination Committee

2 Ed Giera

Independent Non-Executive Director

Appointed 19 August 2015

Skills and experience

Ed is currently Principal of EJ Giera LLC, providing corporate finance advisory and fiduciary services, and the Manager of Boscobel Place Capital LLC, a private investment partnership focused on the global financial services sector. Formerly, his executive career was with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co.

Ed also previously served as a Non-Executive Director at Pension Corporation Group Limited, ICBC Standard Bank plc, the Renshaw Bay Structured Finance Opportunity Fund, NovaTech LLC and the Life and Longevity Markets Association.

Other principal appointments

Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of the Renshaw Bay Real Estate Finance Fund.

Board Committee memberships

Board Audit Committee

Board Responsible Banking Committee

Board Risk Committee

3 Chris Jones

Independent Non-Executive Director Santander UK’s Whistleblower’s Champion

Appointed 30 March 2015

Skills and experience

Chris was a partner at PwC from 1989 to 2014 and was a Senior Audit Partner specialising in the audit of banks and other financial services companies. He also led PwC’s EMEA Financial Services practice. He is a past president of the Association of Corporate Treasurers and a former Chairman of the Advisory Board of the Association of Corporate Treasurers.

Other principal appointments

Independent Non-Executive Director of Santander UK plc*. Audit and Risk Committee member of the Wellcome Trust. Non-Executive Director of Redburn (Europe) Limited. Board member of the Audit Committee Chairs’ Independent Forum.

Board Committee memberships

Board Audit Committee

Board Remuneration Committee

Board Risk Committee

4 Scott Wheway

Independent Non-Executive Director Senior Independent Director

Appointed 10 January 2014

Skills and experience

Scott brings extensive retail and consumer knowledge to the Board, having formerly held senior roles at Tesco plc, including Operations Director and CEO, Tesco Japan. He was then CEO of Best Buy Europe and Managing Director and Retail Director of The Boots Company plc and Managing Director of Boots the Chemist at Alliance Boots plc. Scott is also a former Non-Executive Director of Aviva plc and Chairman of Aviva Insurance Limited.

Other principal appointments

Independent Non-Executive Director of Santander UK plc*. Interim Chairman of Centrica plc. Chairman of AXA UK plc.

Board Committee memberships

Board Nomination Committee

Board Remuneration Committee

Board Responsible Banking Committee

Board Risk Committee

34	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

For full bios visit www.santander.co.uk/uk/about-santander-uk/about-us/non-executive-directors

5 Ana Botín

Banco Santander Nominated

Non-Executive Director

Appointed 10 January 2014, NED from 29 September 2014

Skills and experience

Ana joined the Banco Santander group in 1988 and was appointed Executive Chair of Banco Santander SA in September 2014. She has been a member of Banco Santander SA’s Board and Executive Committee since 1989 and previously served as CEO of Santander UK plc between 2010 and 2014. Ana directed Banco Santander’s Latin American expansion in the 1990s.

Other principal appointments

Non-Executive Director of Santander UK plc*. Executive Chair of Banco Santander SA* and Director. Non-Executive Director of The Coca-Cola Company. Vice-Chair of the Empresa y Crecimiento Foundation. Vice-Chair of the World Business Council for Sustainable Development. Member of the MIT’s CEO Advisory Board.

Board Committee memberships

Board Nomination Committee

6 Bruce Carnegie-Brown

Banco Santander Nominated

Non-Executive Director

Appointed 16 September 2019

Skills and experience

Bruce is a Vice Chairman and Lead Independent Director of Banco Santander SA* and Chairman of Lloyd’s of London.

Bruce has served as Non-Executive Chairman of Moneysupermarket.com Group plc and a Non-Executive Director of JLT Group plc. He was also Non-Executive Chairman of Aon UK Ltd, and was Senior Independent Director at Close Brothers Group plc and Catlin Group Ltd. As an executive, he was co-founder and managing partner of the listed private equity division of 3i Group plc, President and CEO of Marsh Europe and a managing director of JP Morgan.

He was previously a Non-Executive Director of Santander UK plc* between 2012 and 2017, and a Non-Executive Director of Santander UK Group Holdings plc* between 2014 and 2017.

Other principal appointments

Non-Executive Director of Santander UK plc* since September 2019. Vice Chairman and Lead Independent Director of Banco Santander SA*. Chairman of Lloyd’s of London.

7 Nathan Bostock

Executive Director

Chief Executive Officer

Appointed 19 August 2014

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

Other principal appointments

Chief Executive Officer of Santander UK plc*. Member of the Financial Services Trade Investment Board.

8 Madhukar (Duke) Dayal

Executive Director

Chief Financial Officer

Appointed 16 September 2019

Skills and experience

Duke has extensive financial services experience in a wide range of areas. Before joining Santander UK*, he worked for Santander US* in Boston as CFO of Santander Holdings* (April 2016 – July 2019) and President and CEO of Santander Bank NA* (September 2017 – July 2019).

Prior to joining Santander, Duke was with BNP Paribas for six years, where he served as Chief Financial Officer for BNP Paribas USA Holdings, BancWest and Bank of the West. Before that he helped lead a private equity start-up for JP Morgan Chase & Co, Brysam Global Partners. Prior to that, he spent eight years with Citi.

Duke also served as a member of the Executive Committee on the Board of Trustees for the Institute of International Banking in New York as a Board member of the Federal Home Loan Bank of Pittsburgh.

Other principal appointments

Chief Financial Officer of Santander UK plc*.

*	Part of the Banco Santander group.

Santander UK Group Holdings plc	35

Annual Report 2019 | Governance

Chair’s report on corporate governance

My report describes the roles, responsibilities

and activities of the Board and its Committees.

The Board focuses on supporting and challenging management to achieve our strategy and transformation programme.

Shriti Vadera

Chair

2 March 2020

(1)  In addition, ad hoc Board Committee meetings were held to consider the Company’s application for the RBS Alternative Remedies Incentivised Switching Scheme and conduct matters.

Board activities Read more on p39 Board and Committee membership and attendance Read more on p64

Our governance

Maintaining high standards of corporate governance is an essential element underpinning the long-term sustainable success of the Company.

In addition to the UK Corporate Governance Code 2018 (the standard against which we measure ourselves), our governance practices and rules are set out in a number of our key documents, principally:

–

The UK Group Framework, which defines clearly our responsibilities and relationship with Banco Santander SA, our shareholder, taking account of our fiduciary and regulatory responsibilities. This provides us with the autonomy to discharge our responsibilities in the UK in line with best practice as an independent board while providing Banco Santander SA with the oversight and controls it needs. Clarity of roles and responsibilities is key to ensuring proper accountability for decisions and outcomes; and

–

The Corporate Governance Framework, which is designed to assist the Board of Directors in discharging their responsibilities and ensuring an appropriate scheme of delegation throughout the Santander UK group.

The Board’s schedule and activities are planned to ensure that directors have regard to the matters necessary to promote the success of the Company, including the broader implications of their decisions for all the Company’s stakeholders including its shareholder.

Ring-fencing implementation

Following ring-fencing requirements which came into force on 1 January 2019, the Boards and Committees of Santander UK Group Holdings plc and Santander UK plc operated simultaneously with 100% common director membership because the substantive business of the Santander UK group was conducted by Santander UK plc, our ring-fenced bank. The Boards consisted of 7 Independent Non-Executive Directors (INEDs) including the Chair, 3 Executive Directors (EDs) and 4 Group-appointed Non-Executive Directors (GNEDs). These arrangements were agreed by our regulators, and ensured the efficient management of Board activities, promoting the effective oversight of the business, and were enabled by means of compliance with various ring-fencing rule modifications granted by the PRA. Under the UK Group Framework, in light of the fact that Santander UK Group Holdings plc is fully owned by Banco Santander and that the Chair is independent of the shareholder, the Chair is counted as an INED. This does not comply with Code provisions.

During the year, we developed a revised strategy to optimise the business of Santander Financial Services plc (formerly Abbey National Treasury Services plc), in effect our non-ring-fenced bank, which will be completed in 2020. In order to comply with regulatory requirements to ensure the integrity of ring-fencing in Santander UK plc, our ring-fenced bank, we are required to make changes to the Santander UK Group Holdings plc Board, such that it will no longer have complete membership in common with Santander UK plc. Three INEDs stepped down from the Santander UK Group Holdings plc Board with effect from 31 December 2019 and will therefore be Directors of the ring-fenced bank only (Double INEDs). At the same time, in order to ensure that its Board continues to comprise 50:50 INEDs and non-independent directors, in accordance with the UK Group Framework, one ED and two GNEDs also stood down and serve only the ring-fenced bank. The Board of Santander UK Group Holdings plc therefore has 4 INEDs, including the Chair, 2 EDs and 2 GNEDs. These changes are summarised opposite.

The Board and Committees of the two companies continue to be run substantially simultaneously to ensure efficiency and effectiveness whilst ensuring the independence and autonomy of our ring-fenced bank are appropriately protected. The Company will therefore continue to benefit from the knowledge, skills and experience of the 6 Directors that have stepped down from the Board through their contribution, where appropriate, in the simultaneous Board and Committee meetings of both companies. We shadow ran these arrangements in December 2019 to ensure efficient parallel running upon implementation in January 2020.

36	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Santander UK plc Board

*	Santander UK Group Holdings plc Directors stepped down on 31 December 2019.

We appointed Annemarie Durbin (Double INED) as Senior Ring-fencing Director (SRD) of Santander UK plc in order to comply with additional ring-fencing requirements set by the PRA. These relate primarily to ensuring that processes to identify and manage any conflicts of interest between the ring-fenced bank group and other members of the Santander UK group are operating effectively.

The reduction in Board membership arising from implementation of ring-fencing requirements has resulted in the Board Audit Committee and Board Remuneration Committee comprising 2 INEDs each. Having assessed this in the light of Code recommendations, and as the substantive business of the Santander UK group is conducted by Santander UK plc, we are satisfied that the Committees will continue to be able to discharge their duties professionally, effectively and efficiently particularly as the Chairs of the Santander UK Group Holdings plc Board Audit Committee and Board Risk Committee are also chairs of the Santander UK plc Committees. As the Santander UK Group Holdings plc and Santander UK plc Committees will run substantively simultaneously, they will also continue to have the opportunity to benefit from the broader INED group’s skills and experience.

Board membership

Through the Board Nomination Committee, we ensure we have the right composition of individuals on the Board, providing an appropriate balance of knowledge, skills, experience and perspectives. Our aim of ensuring orderly succession for Board positions is supported by continuous and proactive processes. We take into account our strategic priorities and the main trends and factors affecting the sustainability and success of the business. We oversee and regularly review the development of a diverse pipeline for succession.

Changes to Board membership are set out on page 65. These appointments maintain valuable skill and experience of financial services, digital and innovation, strategy development and execution and transformation. On behalf of the Board, I would like to thank Lindsey Argalas, Julie Chakraverty and Antonio Roman who stepped down during 2019 for their invaluable service to the Board and the Company.

As was announced on 30 January 2020, I will be stepping down before the end of the year as Chair after five years. A search has been initiated by Scott Wheway, as the Senior Independent Director, allowing for an orderly transition with my successor.

All aspects of diversity form part of our Board succession planning process, which is explained in the Board Nomination Committee Chair’s report. In 2016 we set an aspirational target of having 33% women on the Board by 2020. As anticipated in last year’s report, the level we achieved at that time (54%) reduced during 2019 as a result of Julie Chakraverty and Lindsey Argalas stepping down from the Board, and we ended the year at 36%. As a result of changes to the membership of the Santander UK Group Holdings plc Board (see page 65), this reduced further to 25% with effect from 1 January 2020, while the Board of Santander UK plc remained at 36%. Despite this reduction, we remain committed to our aspirational target. The Boards of the two companies are run largely simultaneously.

Board Committees

The Board delegates certain responsibilities to Board Committees to help discharge its duties, as set out later in this section. The Committees play an essential role in supporting the Board in these duties, providing focused oversight of key areas and aspects of the business. The role and responsibilities of the Board and Board Committees are set out in formal Terms of Reference. These are reviewed at least annually as part of the review of the Corporate Governance Framework. Except for the Board Nomination Committee which has one GNED, all Committees are composed of INEDs only.

Board activities

The Board considered a range of options for implementing the Code requirement that boards must engage with employees to ensure that the views of the workforce are appropriately represented in discussions and decision-making. In view of the designation of Annemarie Durbin as Santander UK plc Double INED with this responsibility, and as the overwhelming majority of colleagues within the Santander UK group are employed in the UK by Santander UK plc, the Board concluded that it did not need to implement separate arrangements to ensure appropriate representation. During 2019, in addition to

Santander UK Group Holdings plc	37

Annual Report 2019 | Governance

Chair’s report on corporate governance continued

Board Committee responsibilities

Key responsibilities

Board Nomination Committee Chair’s report Read more on p40	Board Nomination Committee

–  Review the Board’s structure, size and composition, including skills, knowledge, experience and diversity.

–  Consider succession planning for Directors and Senior Executives.

–  Identify and nominate candidates to fill Board vacancies as and when they arise.

–  Assess the performance of the Board.

–  Review each year whether NEDs have dedicated enough time to their duties to have been effective.

–  Oversee governance arrangements.

Board Risk Committee Chair’s report Read more on p42	Board Risk Committee

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

–  Review the adequacy of Whistleblowing arrangements.

–  Monitor and review the effectiveness of the Internal Audit function.

–  Assess the performance of the External Auditors and oversight of their independence.

Board Responsible Banking Committee Chair’s report Read more on p54	Board Responsible Banking Committee

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

–  Oversee the reputation of Santander UK and how it impacts its brand and market positioning, and the Corporate and Social Responsibility Programme.

Board Remuneration Committee Chair’s report Read more on p56	Board Remuneration Committee

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

extensive reporting on people issues to the Board, Annemarie Durbin participated in focus groups, management fora and development workshops covering simplification, employee engagement and leadership.

The Chair, with the CEO and Company Secretary, supported by the Directors and senior management, ensure that the Board has an appropriate schedule, which is focused on the opportunities and risks to the future success of the business, business performance and risk mitigation, and ensuring that the Company’s culture is aligned with its purpose, values and strategy. The Board regularly monitors progress against the strategic priorities and performance targets of the business. In June we held an offsite meeting that focused on future retail business models in the context of the medium-term strategy, our longer-term plans and aspirations, recognising the internal and external challenges faced in light of our competitive and uncertain external operating environment.

To ensure the most effective use of the time at Board meetings, in addition to the delegation of certain responsibilities to the Board Committees, the Board holds Board dinners, lunches and external speaker workshops to consider important topics in depth and engage with key stakeholders. The Board ensures regular contact with management and colleagues through a number of means. These include inviting relevant business and function heads to present to the Board or its Committees on current developments; permitting observers as part of individual senior managers’ development plans; scheduling regular meetings for Committee Chairs to meet with relevant senior managers; site visits by one or more NEDs; and topical or technical workshops. In addition, senior leaders are available to the NEDs throughout the year.

38	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Summary of Board activities in 2019

The Board endeavoured to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole. The Board’s activities in 2019 included the following themes:

Theme	Actions taken by the Board and outcomes

Business and customer

–  Reviewed, challenged and remained apprised of the performance of the business divisions and functions, strategic business opportunities and developments with customer experience.

–  Reviewed, challenged and remained apprised of all aspects of the Company’s transformation programme.

–  Reviewed, challenged and approved the 3-year business plan (2020-2022) and the annual Budget, including cost efficiencies and associated risk assessments.

–  Conducted strategic reviews of loyalty products and digital developments, including approval of new strategies and monitoring of progress.

Strategy

–  Reviewed, challenged and approved a refined business strategy focusing on mortgages and core products.

–  Considered options and approved a refined strategy to develop the business of Santander Financial Services plc.

–  Received regular updates on the competitive landscape, the UK economy and banking sector including changes resulting from regulatory change requirements and digital developments.

–  Following an off site strategy meeting in June, considered an overview of the UK banking market including banking trends, competition and Santander UK’s position in the current banking market, the future of Banking in the UK market (including technological developments and simplification), an in depth review of Mortgages; and M&A market opportunities.

–  Regularly reviewed progress in delivering the strategic priorities of Santander UK including the future Retail business model and technological journey and associated investments required (for example, people skills required to achieve the technological journey).

–  Regularly reviewed organic and inorganic growth opportunities.

Regulation, Balance Sheet and capital

–  Reviewed, challenged and approved the ICAAP, ILAAP, and the Recovery Plan; adequacy and effectiveness of stress-testing and capital management; Dividends and AT1 Payments.

–  Provided an attestation to the PRA on effective implementation of ring-fencing.

–  Received regular updates on capital planning.

–  Considered asset and liability management activities and was appraised of regulatory developments.

–  Approved policies including the Volcker Policy, Modern Slavery Statement, Money Laundering, climate change and ring-fencing related policies.

–  Agreed key assumptions and capabilities and approved the final 2019 BoE Concurrent Stress Test submission.

–  Approved the Annual Report and Accounts and other year-end related matters.

–  Received and discussed regular updates on ring-fencing implementation.

–  Approved the Surplus Capital Allocation Framework and Dividend Policy.

Risk and control	– Received regular enterprise wide risk updates from the CRO, together with updates on specific risks, such as pensions, cyber security, financial crime, climate change and Brexit.

People and Culture

–  Received updates on issues including talent management and succession planning, gender pay, and diversity and inclusion.

–  Received updates on culture, considering our long-term strategic direction and assessment findings from the Banking Standards Board.

–  Considered Succession Planning across all key control and support functions.

Governance

–  Considered the impact of ring-fencing legislation on governance arrangements, and made consequential changes to Board and Board Committee composition.

–  Considered and approved revisions to the Corporate Governance Framework and UK Group Framework arising from implementation of ring-fencing.

–  Approved the appointment of new directors and the Company Secretary.

–  Reviewed, challenged and approved Santander UK’s Annual Report.

–  Received regular updates from Board Committees, via the Chairs.

–  Approved revised Board strategic priorities and terms of reference for the Board and its committees.

Director inductions and training

The Company Secretary supports the Chair in designing individual inductions for NEDs, which include site visits and cover topics such as strategy, key risks and current issues including the legal and regulatory landscape. The delivery of our tailored NED induction programmes for our new appointments continued through 2019. Garrett Curran and Dirk Marzluf benefited from tailored induction programmes phased over an initial period of 12 months, which includes meeting with senior management and a number of site visits. All other NEDs have ongoing development plans.

Throughout 2019, we continued to deliver workshops for all NEDs to further develop their knowledge and understanding of key business issues including model risks, regulatory challenges and stress testing; technological transformation opportunities and intervention; cyber risks; and recovery planning, strategies and tools.

Following a discussion arising from the publication of Slaughter and May’s report into TSB’s April 2018 new IT platform migration, the Board will receive a detailed briefing on lessons that can be learned from TSB Board’s handling of that situation. These activities were supplemented with visits to corporate sites (including Banco Santander group headquarters) and branches. A summary of the Board’s activities in 2019 is set out above.

Santander UK Group Holdings plc	39

Annual Report 2019 | Governance

Board Nomination Committee Chair’s report

The Committee has focused on succession planning and governance throughout the year

We continue to ensure that diversity of thinking and skills remain front of mind in our succession planning. Shriti Vadera Chair 2 March 2020
Responsibilities of the Committee Read more on p38 Committee membership and attendance Read more on p64

Overview of the year

During 2019, the Committee’s work included: leading the process for several appointments to the Board and for orderly Board succession planning; continuing to develop our long-term Board and management succession planning; reviewing the collective skills and experience of the Board; Board Committee membership and the Board’s Diversity & Inclusion Policy and reviewing various governance arrangements as set out on page 36, including for ring-fencing rule modifications granted by the PRA resulting from changes to the business strategy. In addition, the Committee has ensured arrangements relating to Directors, such as Directors’ interests, terms of appointment and fee and time commitments remain appropriate and take account of good governance standards.

The Committee met on eight occasions in 2019. Detail’s of the Committee’s members and meeting attendance are set out on page 64.

Board changes and Succession planning

The Committee leads the process for Board appointments and ensures plans are in place for orderly succession to both the Board and senior management positions. Board appointments follow a structured, rigorous and transparent procedure designed to ensure they are based on merit and objective criteria and they promote broad diversity to complement and strengthen the Board’s and its Committees’ combination of skills, experience and knowledge. The Committee takes account of views of all the Company’s stakeholders in the recommendations it makes to the Board. The Board retains responsibility for and approves final decisions on these matters.

The Committee instructed Russell Reynolds(1) to lead a search for Julie Chakraverty’s replacement, resulting in its recommendation to the Board to appoint Garrett Curran as an INED.

As I will have completed five years as Chair in 2020, the Senior Independent Director commenced a planned search for my successor, assisted by Spencer Stuart(1), in order to ensure an orderly transition.

To support orderly succession planning for Board and senior management positions, the Committee assesses the challenges and opportunities facing the Company and evaluates the skills and expertise that will be needed in the future alongside internal capabilities, including board evaluation feedback. Increasing diversity in all respects in the boardroom and executive pipeline is a key factor we consider. Board appointments and succession planning during 2019 were conducted consistently with this approach, tailored as appropriate in each case.

The Committee reviewed executive succession planning, including a thorough assessment of the skill sets that would be required in light of the strategic direction of the business, together with development planning for identified talent, to ensure a strong and diverse leadership pipeline.

As a result of our revised strategy to develop the business of Santander Financial Services plc, (see page 36), and in order to ensure Santander UK plc’s continued compliance with ring-fencing requirements, the Committee reviewed and recommended changes to the Board and Committee memberships of Santander UK Group Holdings plc which took effect from 1 January 2020.

(1)	Russell Reynolds and Spencer Stuart do not have any connection with Santander UK.

40	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

It also considered and recommended designation of specific roles to Santander UK plc INEDs as required by the regulator. Full details are set out on page 36 of my report on corporate governance.

There were no changes to the Committee’s membership during the year. With effect from 1 January 2020, and following changes described on page 36, 3 Double INEDs stepped off the Board and Committees. As a result, Scott Wheway will now chair the Board Remuneration Committee, while Annemarie Durbin will remain as Chair of the Santander UK plc Board Remuneration Committee. This Committee will continue to handle all substantive remuneration business, as Santander UK plc, together with its subsidiaries, employs the majority of our people.

Board Effectiveness

During 2019, the Committee considered feedback gained from the 2018 performance evaluations, which concluded that the performance of the Board, its Committees, the Chair and each of the Directors continues to be effective. The Committee reviewed with the Board the areas identified for greater focus in 2019 (monitoring business performance, efficiency, in-depth strategic consideration of digital and technological disruption on business strategy, customers, people and wider engagement with management) and recommended a series of actions which were then led by the Board and its Committees in meeting agendas and activities arranged accordingly. Individual Directors’ assessments were also conducted, and the Senior Independent Director undertook his twice-yearly assessment of my performance as Chair.

Having just implemented the changes in Board membership, as described on page 36 in order to continue to comply with ring-fencing requirements, the Committee determined that an external evaluation of the operation of the Board and Board Committees towards the end of 2020, following the implementation of new governance arrangements in January 2020, would provide more meaningful observations for the ongoing operational effectiveness of the Board. As a consequence, an internal Board Effectiveness review during the first quarter of 2020 will provide the feedback mechanism for continuous improvement and to keep areas for development in focus.

Diversity, inclusion and engagement with stakeholders

In 2016, we set an aspirational target of having 33% women on the Board by 2020. As anticipated in last year’s report, the level we achieved at that time (54%) reduced during 2019 as a result of Julie Chakraverty and Lindsey Argalas stepping down from the Board, and we ended the year at 36%. As a result of changes to the membership of the Board (see page 37), this reduced further to 25% with effect from 1 January 2020, while the Board of Santander UK plc remained at 36%. Despite this reduction we remain committed to our aspirational target. The Boards of the two companies are run largely simultaneously for efficiency. Our Senior Manager female population (Executive Committee) is 26.7%. 30.1% of the Executive Committee’s direct reports are female as at 31 December 2019. We are a signatory to the Women in Finance Charter, setting a target of 50% (+\-10%) by 2021 for our wider senior manager female population of which this forms a part.

We will also continue to ensure that gender and all aspects of diversity remain front of mind in our succession planning. The Board has signed the Business in the Community ‘Race at Work’ Charter and made good progress, having achieved two of our five actions with good progress on the other three. In February 2019, the Board confirmed our ambition to increase senior manager representation of Black, Asian and Minority Ethnic (BAME) employees to 14% (+/-2%) across mid to senior manager roles by 2025.

Governance

During the year, the Committee focused on changes to ring-fencing arrangements described on page 36 and on ensuring that governance arrangements continued to be efficient and effective.

We also conducted our annual review of our Corporate Governance Framework and of the terms of reference for the Board and its Committees. On the Committee’s recommendation, the Board endorsed changes to these documents and to the UK Group Framework described in my report on Corporate Governance to ensure continued compliance with ring-fencing rules.

Annual review of director interests, fees and conflicts of interest

During the year, the Committee continued to review Directors’ interests and to ensure any conflicts are managed appropriately and in compliance with CRD IV and ring-fencing requirements. The Company’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts. The Board confirms that such powers have operated effectively and that a formal system for Directors to declare their interests and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Company Secretary.

The Chair, CEO and Group NED (who does not get paid a Board fee) reviewed the level of fees paid to INEDs for Board and Board Committee chairmanship and membership, together with the role of the SID. In doing so, they considered whether NED fees were at an appropriate level, having regard to a number of factors including the challenge of recruiting INEDs into the sector and the increasing regulatory and ring-fencing-related expectations and the associated time commitments for INEDs. In light of this, increases to the INED base fee, the Board Risk Committee Chair and member fee and an increase to the SID fee were approved. Further details are contained in the Remuneration Implementation Report on page 63.

Priorities for 2020

Over the next year we will continue to work on talent and succession planning, in particular on executive and senior management succession and NEDs’ continuing development and embedding revised governance arrangements in compliance with ring-fencing requirements. We will also undertake an external evaluation of the Board and Board Committees’ effectiveness.

Santander UK Group Holdings plc	41

Annual Report 2019 | Governance

Board Risk Committee Chair’s report

The Committee supports the Board in ensuring that the business operates within agreed Risk Appetite while reviewing the capability to identify and manage new and emerging risks.

We challenged management as to whether the investment, prioritisation and pace of change relating to digitisation and systems improvement was appropriate.

Ed Giera

Board Risk Committee Chair

2 March 2020

Responsibilities of the Committee Read more on p38 Committee membership and attendance Read more on p64

Overview of the year

The Committee considered a wide range of risks to our customers and our business in 2019, including:

–	Operational risks, resilience of systems to fraud and cyber risks, data integrity and security, and third party risks
–	Capital and liquidity
–	Credit, both retail and commercial
–	Embedding ring-fencing
–	Contingency planning in respect of Brexit.

We reviewed the top risks at each meeting and also received regular updates on specific matters such as stress testing, market risk, pension risk and business risk reviews.

The Board Risk Committee maintains a holistic view of Enterprise-Wide risks and, to help achieve this, there is appropriate cross-membership between this Committee and both the Board Responsible Banking Committee and the Board Audit Committee.

Whilst the Board Responsible Banking Committee has oversight of financial crime risk, the Board Risk Committee retains ultimate oversight of risk appetite with respect to conduct and regulatory, reputational and financial crime risks.

Membership

There have been two changes to the membership of the Committee during the year: Garrett Curran became a member in May and Julie Chakraverty left the Committee on her retirement from the Board in May. Julie had been a member of the Committee since June 2018. I would like to take this opportunity to thank Julie, on behalf of the Committee, for her contributions to our discussions. I would also like to welcome Garrett.

I believe that the Committee retains an appropriate balance of skills and expertise to carry out its role effectively. The Terms of Reference require the majority of the members to be Independent Non-Executive Directors. This criterion was met throughout the year.

*	Reporting includes Enterprise-Wide Risk Management, Top Risks and Risk Disclosures.

42	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Meeting our key responsibilities in 2019

The Committee addressed our key responsibilities relating to Risk Appetite and the Risk Framework, our oversight of stress testing and liquidity, as well as a selection of challenges raised relating to certain risk categories. For more on our responsibilities relating to risk management and internal controls see page 47.

Significant areas of focus

Area of focus	Action taken by the Board Risk Committee	Outcome

Risk Appetite

–   Considered a number of changes proposed to the Board’s Risk Appetite Statement as part of the Annual Risk Appetite Review.

–   Noted changes to certain concentration limits either as a consequence of asset migrations to the Banco Santander London Branch, as part of ring-fencing, or as a result of continued portfolio rebalancing.

–   Challenged management in relation to making changes in single name management framework.

–   Requested the introduction of metrics to improve the Committee’s oversight and monitoring of the capital planning risk associated with significant risk transfer (SRT) securitisations.

–   Queried proposed revisions to operational risk appetite and asked for a clearer, more consistent recommendation for monitoring utilisation of risk appetite.

–   Received management’s proposal for additional controls and limitations intended to mitigate financial crime risk relative to risk appetite and continued to monitor progress on addressing financial crime risk exposure relative to risk appetite.

–   Discussed the PRA expectations for implementing the recommendations of the Task Force on Climate-related Financial Disclosures relating to managing financial and strategic risks from climate change.

–   Noted and were satisfied that a more detailed single name exposure framework had been implemented.

–   Management developed a metric to monitor the maximum potential fall in the CET1 capital ratio if regulatory or execution risks arose with current or planned SRTs.

–   Following challenge, recommended management’s proposed changes to Risk Appetite to the Board for approval.

–   Monitored and provided ongoing challenge to management in relation to financial crime risk exceeding tolerance, and received updates on management actions to return to within Risk Appetite.

–   Received a recalibration of Operational and Financial Crime risk appetite after challenge to management.

–   Continued to assess management’s progress relative to Risk Appetite in the context of the Financial Crime Transformation Programme.

For more, see ‘Risk Appetite’ in the ‘Risk governance’ section of the Risk review.

Risk Framework

–   Received an update following the annual certification process, and assessed the extent to which the Risk Framework had been effectively implemented and embedded across the business.

–   Further to updates made to the Risk Framework in H2 2018, to reflect the implementation of ring-fencing, received management’s proposals for the introduction of new minimum standards intended to strengthen the controls around independence of decision making and management of conflicts of interest.

–   Received management’s proposal for changes to the suite of Risk Type and Risk Activity Frameworks and their delineation between Santander UK Group Holdings plc and Santander UK plc.

–   Received the Risk function’s confirmation that the Risk Framework had embedded the ring-fencing changes

–   Noted there was transparency and ownership of areas for improved compliance.

–   Recommended the proposed changes to the Board for approval.

For more, see ‘Risk Framework’ in the ‘Risk governance’ section of the Risk review.

Stress testing

–   Monitored the 2019 Bank of England Concurrent Stress Test exercise, and received updates throughout the process. We questioned the ability of our systems to process data seamlessly and discussed the additional complexity created by the IFRS 9 model implementation.

–   Considered the results of the stress test both on an IFRS 9 transitional basis and on an IFRS 9 basis without transitional arrangements.

–   Received a specific paper, produced by the Risk team, with details of risk management in stress testing.

–   Noted that risks associated with Santander UK’s suite of stress testing models had generally improved across the last year.

–   Questioned whether sufficient resource was planned and available for the ongoing multi-year effort to improve stress testing models.

–   Recommended the governance, process, controls and stress test results to the Board for approval and onward submission to the PRA.

–   Committee members were provided with greater insight to review the most significant models.

–   Supported management on the allocation of resources for planned stress testing model enhancements and requested a holistic view of the resource requirements as part of the next update.

For more, see ‘Stress testing’ in the ‘Risk governance’ section of the Risk review.

Santander UK Group Holdings plc	43

Annual Report 2019 | Governance

Board Risk Committee Chair’s report continued

Area of focus	Action taken by the Board Risk Committee	Outcome

Santander Services

–   Challenged management as to whether the investment, prioritisation and pace of change relating to digitisation and systems improvement was appropriate, and requested timely escalation of material changes and responses to material incidents.

–   Sought management’s assurance that investment was aligned with trade-offs in commercial benefits and improvements in risk infrastructure.

–   Requested further detail on management’s risk acceptance in respect of projects that were deferred or unfunded and the corresponding steps being taken to mitigate the risk.

–   Received updates on cyber risk and the strategy and risk management relating to cloud usage.

–   Continued discussions with management about the execution risks, and benefits, associated with a migration away from existing technology and risk infrastructure. Emphasised the need for Board-level involvement as well as alignment with Banco Santander group in the associated debate and decisions impacting data management and key systems architecture.

–   Received updates from management and noted an increased number of escalated events and incidents, many of which were time sensitive or regulatory change driven.

–   Considered reports on the strengthening of due diligence controls for new-to-bank high risk suppliers and the development of improved assessments for suppliers that required reviews or revalidation.

–   Received updates on third party supplier risks, noted the additional governance and mandatory training programme, and supported management’s efforts to ensure successful embedding and awareness of third party risk management across the workforce.

–   Received regular updates from the Chief Data Officer.

–   Noted the progress made by management to improve risk management capability within Santander Services and the improved clarity of management’s reporting to the Committee more generally.

–   Took comfort from the process by management to distribute ownership and accountability for data integrity and observed that data structure and legacy systems architecture were key areas of focus to improve data quality.

Brexit

–   Received regular updates on management’s contingency plans.

–   Continued to monitor the risks and potential impact to Santander UK of the negotiation of terms for the Withdrawal Agreement setting out the basis for the UK’s departure from the EU.

–   Noted management actions to enhance infrastructure, improve data and respond dynamically to reflect local regulations in overseas jurisdictions.

–   Requested a report on controls over cross-border financial promotions.

–   Discussed access to financial markets infrastructure, derivatives clearing and the significant risks in respect of the treatment of EEA back-book derivatives in the event that London-based clearing is not recognised by the European authorities.

–   Emphasised the need for coordination with Banco Santander on any actions taken impacting customers and our employees working in the UK as EU nationals, in particular.

– We continue to monitor political developments, and to review and challenge management’s contingency plans for Brexit. For more, see the ‘Operational risk’ section of the Risk review.

Ring-fencing

–   Received frequent updates on the ring-fencing programme both as part of the Enterprise Wide Risk Management Reports and separately. These updates focused on the programme’s top risks and mitigating actions, including operational, legal, execution and regulatory risks related to completion of the programme.

–   Reviewed the risks of revised options in respect of the Crown Dependencies business comprising branches of Santander Financial Services plc in Jersey and the Isle of Man.

–   Considered further proposals for how both the Risk Framework and Risk Appetite would need to be updated to reflect ring-fencing.

–   Received the annual Ring-Fenced Body Permitted Exceptions and Arm’s Length policies and associated reports from Internal Audit. We noted the governance and waterfall of attestation processes and management’s increasing awareness of ring-fencing related compliance obligations. We challenged the pace of implementing certain recommendations from the audit reports on the Arm’s Length Policy.

–   In the course of monitoring progress on the execution of the ring-fencing programme, we:

–   Recommended further the changes to the Risk Appetite and Risk Framework to the Board.

–   Agreed for expediency to delegate to the Committee Chair certain out of cycle permitted exceptions

–   Recommended the Ring-Fenced Body Permitted Exceptions Policy and the Arm’s Length Policy to the Board for approval.

44	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Oversight and advice to the Board on Santander UK’s current risk exposure and future risk strategy

In 2019, we reviewed Santander UK’s exposure to the risks outlined below and analysed emerging themes, including regulatory, macroeconomic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Action taken by the Board Risk Committee	Outcome

Credit risk

–   Received regular credit risk updates across Retail Banking, Corporate & Commercial Banking and Corporate Investment Banking businesses.

–   Received updates on the retail mortgage book, including interest-only and buy-to-let mortgages.

–   Monitored concentration risks, reviewed growth strategies and challenged management in relation to the Consumer Finance business.

–   In relation to the construction and associated support sectors, we noted the progress made by management to implement risk management, including control enhancements, adjustments to limits and exposures, corporate credit monitoring and approval processes, and operational procedures for delivering supply chain financing and receivables purchase products.

–   Continued to monitor utilisation of existing risk appetite and requested that the Committee has early and comprehensive assessments from Line 2 of any material adjustments to credit policy or risk limits recommended by management in connection with the update of the three year plan.

–   Counselled management on the need for a comprehensive approach with the Banco Santander Risk function, and to recognise the broader credit risks, including concentrations, which might evolve from industry or market responses to emerging risks, including climate change.

For more, see the ‘Credit risk’ section of the Risk review.

Strategic risk

–   Considered strategic risk as part of risk reports on M&A opportunities, Data, Change and Operational Risk.

–   Noted the critical importance of data and systems to ensuring the long term success of the Company and encouraged management to ensure appropriate prioritisation.

–   Discussed the strategic threats to Santander UK’s capacity to defend and build further franchise value.

– Requested a substantive update on Strategic risk in Q1 2020. For more, see the ‘Strategic risk’ section of the Risk review.

Pension risk

–   Considered papers on pension investment strategy and governance.

–   Sought assurance around the continued effectiveness of the pension governance arrangements.

–   Noted the company and the pension trustees had reached agreement on the triennial valuation, the approach to which was consistent with continuing to de-risk and appropriately fund the pension schemes.

–   Received updates on the transition to new investment managers and improvements in the transparency of manager reporting for risk management purposes.

–   Confirmed and supported the outcome of the triennial valuation, the continued development of the pension investment portfolio transition and risk management strategies, and ongoing enhancements of the governance arrangements with the trustees.

For more, see the ‘Pension risk’ section of the Risk review.

Liquidity risk

–   Reviewed the Internal Liquidity Adequacy Assessment Process (ILAAP) and noted material enhancements to the previous process made by management.

–   Questioned management about material liquidity stress test assumptions, and the flexibility and timeliness of our liquidity reporting.

–   Received half yearly updates on asset and liability management activities and confirmed the liquid asset buffer portfolio remained within risk appetite, and appropriately hedged against duration risks and LIBOR decommissioning risks, respectively.

– Agreed to recommend the 2019 ILAAP to the Board for approval following review and challenge. For more, see the ‘Liquidity risk’ section of the Risk review.

Santander UK Group Holdings plc	45

Annual Report 2019 | Governance

Board Risk Committee Chair’s report continued

Risk	Action taken by the Board Risk Committee	Outcome

Capital risk

–   Considered, from a capital risk perspective, dividends payable on AT1 securities, and the ordinary dividends proposed to be paid by Santander UK Group Holdings plc and Santander UK plc for the mid-year and year-end respectively.

–   Requested management develop a framework to address and provide additional rigour to the consideration of and allocation of surplus available capital.

–   Approved this Surplus Capital Allocation Framework.

–   Reviewed the Internal Capital Adequacy Assessment Process (ICAAP) and noted material enhancements to the previous process made by management.

–   Sought clarity on the key drivers to the CET1 capital and leverage ratios and considered management’s proposals for various risk and capital management initiatives.

–   Received updates on model risk including the evolution of the approach to a new internal ratings based (IRB) regulatory capital model for the mortgage book, as well as the securitisation of certain assets.

–   Received updates on progress in respect of the capital management initiatives proposed in the year, and challenged management on execution, operating, and regulatory risks.

–   Recommended the payment of dividends to the Board for approval. Comments and challenges received from Committee members were considered by management and incorporated into the final draft ICAAP.

–   Agreed to recommend the ICAAP to the Board for approval following review and challenge.

–   Agreed to recommend the plans for potential risk and capital management actions to the Board for approval.

–   Arranged a workshop on SRTs and sought clarity from management on the future SRT strategy.

For more, see the ‘Capital risk’ section of the Risk review.

Operational risk

–   Noted the design and implementation of the Operational Risk Framework, the downward trend of operational losses excluding PPI and management’s shift in focus toward business continuity as opposed to appetite for financial loss in respect of operational resiliency.

–   Received Operational Risk updates within Enterprise-wide Risk Management as well as Operational Resiliency, Data Centre Resilience and Change Risk.

–   Received regular updates on management’s strategies for mitigating cyber risk and third party risk.

–   Considered crystallised operational risk incidents impacting other companies, and how these had impacted our own customers, as well as any lessons that could be learned.

–   Noted the enhancements to programme management disciplines around change and considered third party risk and dependance on key suppliers.

–   Highlighted the elevated risk presented by the confluence of regulatory change requirements, change risk more generally and organisational capacity and capability programme.

–   Considered and noted good progress on the LIBOR transition.

–   Monitored the impacts on operational risk and key controls associated with management’s execution of the high volume of significant transformation and remediation programmes.

For more, see the ‘Operational risk’ section of the Risk review.

For more on our LIBOR transition, see the ‘Managing LIBOR transition’ case study in the ‘Market risk’ section of the Risk review.

Model risk

–   Considered an update on the regular monitoring of capital adequacy models.

–   Received an update on the regulatory review of key mortgage and corporate IRB models.

–   Considered the implications of differing regulatory perspectives on through-the-cycle capital requirements of the Bank of England and the ECB, respectively.

–   The Committee will continue to monitor progress in respect of regulatory initiatives for IRB models, and request evidence of appropriate model types, assumptions and calibration.

For more, see the ‘Model risk’ section of the Risk review.

46	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Effectiveness of risk management system and internal controls

The Committee considered, as part of the Operational Risk Profile & Analysis update, the results of the 2018 year end Risk and Control Self Assessment (RCSA). This highlighted the risk and exposure issues reported through the RCSA processes. Based on our assessments of the risk and exposure issues reported, we considered that there had been an increase in critical and high risks versus the prior year’s assessment, however, overall critical and high risks were well managed via risk mitigation and reassessment process, respectively. The remaining high risks related mainly to IT risks, relating to legacy systems and data management, and new operational risks resulting from ring-fencing requirements. Whilst the self-assessment acknowledged a number of control weaknesses, in particular for Financial Crime, we were satisfied that appropriate actions were planned and being progressed by management to address these. We continue to monitor the position, including with respect to overall risk appetite. Notwithstanding these considerations, the Committee subsequently requested, and management implemented, additional controls and limitations on certain activities intended to further mitigate exposure to Financial Crime risk relative to risk appetite.

We noted an increase in reported risks, partly due to the result of a dynamic transformation and change risk profile, increased reporting across the business as a result of improved systems, and noted further the need for additional classification improvements. Management also advised the Committee that overall operational controls improved following system enhancements, however, the Committee highlighted the need to make further progress.

The Committee reaffirmed its view and concurred with the regulator’s expectation of a comprehensive approach reflecting appropriate prioritisation of investment in management’s strategic plan, particularly with reference to the plan for bank-wide risk infrastructure. The Committee will continue to review management’s reports on the execution of the overall bank-wide risk infrastructure investment programme, as well as the status of management’s regulatory dialogue, and will continue to request management to evidence the effectiveness of controls and improvements driven by the programme over the investment period.

Change Programme

The Committee maintained its oversight of the changing scale, scope and critical nature of the various change initiatives undertaken by Santander UK to meet regulatory and other requirements that continued to pose significant risk in 2019.

Reports from the Transformation Office and Operational Risk identified similar themes with respect to root cause issues underpinning the execution of change programmes. The Committee expressed concern at management’s capacity to effectively resource and execute the number of strategic transformation programmes in progress concurrently with the execution of regulatory change requirements including customer alerts and the high cost of credit review.

The Committee considered that improved management information would assist management to better plan and sequence the implementation of complex and often time critical and interdependent deliverables.

Effectiveness of the Committee

As noted above, the Committee membership saw one member leave and one member join during the year. I believe that the Committee has an appropriate mix of skills to enable it to operate effectively and to offer appropriate challenge and support to management.

In December 2019, we reviewed the Committee’s responsibilities as set out in the Terms of Reference and confirmed that the Committee had discharged its responsibilities in full in 2019.

An internal review of the Committee’s effectiveness during 2019 will take place during the first quarter of 2020 to provide the feedback mechanism for continuous improvement and to keep areas for development in focus.

Full terms of reference can be found on our website at www.aboutsantander.co.uk and a summary is given on page 38.

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

Priorities for 2020

In 2020, we will monitor Santander UK’s capital and liquidity adequacy and assess credit risk in changing economic conditions and extremely competitive operating environment including the risks and uncertainties surrounding Brexit and the UK regulatory landscape.

Data, cyber, third party, operational resilience and other IT-related operational risks will continue to be a priority, including the adoption of cloud services.

We expect to review continuing developments in areas such as model risk, pension risk, enhancements to Santander UK’s risk infrastructure and management of transformation risks.

In accordance with the additional responsibilities of the CRO, we also will monitor and review Santander UK’s climate-related financial and strategy risks.

Santander UK Group Holdings plc	47

Annual Report 2019 | Governance

Board Audit Committee Chair’s report

Our responsibilities include oversight
of the integrity of financial reporting and
controls, the effectiveness of our internal
audit function, the relationship with
the external auditors and the adequacy
of our whistleblowing arrangements.

In 2019, we monitored our exposure to PPI in the context of the time bar, reviewed the provisions and disclosures for other conduct and operational matters, performed oversight of management’s responses to Internal Audit reviews and reviewed the weights of economic scenarios in respect of IFRS 9 ECL calculations given political and economic uncertainties, including Brexit.

Chris Jones

Board Audit Committee Chair

2 March 2020

Responsibilities of the Committee Read more on p38 Committee membership and attendance Read more on p64

Overview of the year

In 2019, the main activities of the Committee included:

–	Assessing the appropriateness of key management judgements and related reporting each quarter.
–	Considering our exposure to, provisioning for and disclosure of PPI related matters given a number of factors including claims volumes and the expiration of the PPI deadline.
–

Monitoring the embedding of IFRS 9, including operation of, and key changes to, models and methodologies, impacts and related controls with a particular focus on the weights applied to the economic scenarios given political and economic uncertainties, including Brexit, as well as Year 2 disclosure enhancements.

–	Reviewing our contingent liability disclosures, including those relating to conduct.
–	Considering the adequacy of comfort on our risk-weighted assets reporting.
–	Reviewing the actuarial assumptions of the pension scheme accounting valuation as well as the triennial valuation.
–	Monitoring management’s responses to various industry reviews of the UK statutory audit market and Financial Reporting Council.
–	Providing oversight on the adequacy and effectiveness of internal controls over financial reporting.
–	Overseeing the performance of the Internal Audit function.
–	Continuing oversight of interaction with our External Auditors.
–	Overseeing Santander UK’s whistleblowing arrangements, including further enhancements in line with FCA guidance and rules on whistleblowing.
–	Reviewing Santander UK’s Recovery Plan and management’s plans in respect of the incoming Resolvability Assessment Framework.
–	Monitoring the transition for the incoming CFO as well as changes to key management in the Finance function.

We also addressed other responsibilities delegated to the Committee by the Board.

Committee Membership

Julie Chakraverty retired on 7 May 2019 and I would like to thank her for her service on behalf of the Committee. We welcomed Garrett Curran, who joined the Committee in May 2019. Garrett brings extensive financial services experience and strong risk management credentials.

At 31 December 2019, all four members of the Committee were Independent Non-Executive Directors. The Committee also met the necessary requirements of independence throughout the year, in accordance with the requirements of Rule 10A-3 under the US Securities Exchange Act 1934.

48	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Significant financial reporting issues and judgements

The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. In 2019, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

Conduct provisions

The provision for

conduct remediation

activities for PPI

and other products

continued to be highly

judgemental and

requires significant

assumptions including

claim volumes and

Plevin in scope rates.

– Continued to scrutinise the level and adequacy of conduct provisions and challenged the reasonableness of management’s assumptions throughout the year.

– In respect of PPI including Plevin, the Committee:

– Reviewed the judgements and estimates in respect of the provision considering management’s assumptions around changes in claim volumes, uphold rates and average cost of redress. This was in the context of key developments in the year, taking into account the implementation of the FCA’s consumer deadline ‘time bar’ on PPI complaints of 29 August 2019, our specific approach to auto conversion and the appointment of Deloitte to assist the Official Receiver for certain individuals subject to bankruptcy court orders.

– Noted the very significant increase in the levels of customer information requests and complaints in the time leading up to the implementation of the time bar, and its impact on the provision.

– Inquired as to the methodology management had adopted in determining the top end of the range of their estimates of the additional charge that should be made for PPI as a result of the increase in complaints.

– Noted that the PPI model is an expert judgement model and therefore had not gone through the standard model governance process. Requested that management explain the governance and controls in place around the model to ensure the accuracy of its financial outputs, and invited the Head of Internal Audit to comment.

– In respect of other products, the Committee reviewed management’s judgements and estimates in respect of the provision.

– Endorsed management’s recommendation that additional charges of £70m in Q2 2019 and £99m in Q3 2019 should be made for PPI.

– Considered the classification and disclosure of provisions related to a specific PPI related portfolio which is the subject of litigation, together with an associated contingent liability.

– Received a report from management on the governance and controls in place around the PPI model, including controls that are tested as part of the Sarbanes-Oxley compliance process. Noted that Internal Audit had reviewed the PPI model but had not identified any significant concerns.

– Agreed with management’s judgement on the level of conduct provisions and disclosures, including PPI and other products.

– We continued to monitor the provisioning levels in light of any changes to claims volumes, inflows and average redress costs.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

See Note 27 to the Consolidated Financial Statements.

Credit provisions

Ensuring appropriate

application and

embedding of IFRS 9

is a significant area of

judgement given its

technical complexity,

the number of

judgements needed,

and their potential

impact. Determining

the appropriateness of

credit provisions is also

highly judgemental,

requiring management

to make a number

of assumptions.

Embedding of IFRS 9

– Monitored the embedding of IFRS 9, includingchanges to the controls environment, throughout the year.

– Reviewed management decisions and challenged key assumptions.

– Reviewed the operation of, and key changes to, models and methodologies and their impacts. We placed particular focus on the weights applied to the economic scenarios given political and economic risks, including Brexit.

– Reviewed the proposed approach to year-end disclosures, including the Year 2 recommendations of the PRA’s Taskforce on Disclosures about ECL.

– Satisfied ourselves that management continued to have a robust methodology for evaluating the results of the models given their complexity and a clear trail of their workings, particularly due to the models’ key outputs.

– Obtained comfort on the adequacy of data in the context of the evolving control environment.

– Noted that model and methodology changes had been approved by the Model Risk Management Forum.

– Endorsed the proposed year-end disclosures.

See the ‘Credit risk’ section in the Risk review.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	49

Annual Report 2019 | Governance

Board Audit Committee Chair’s report continued

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

Credit provisions continued

Retail credit provisions

– Reviewed detailed reports from management throughout the year analysing the proposed provisions by key product.

– Considered management’s proposals to apply Post Model Adjustments (PMAs) to the mortgage model to address interest-only maturity default risk, buy-to-let and long-term indeterminate arrears.

– Agreed with management’s judgement on the level of retail credit provisions, concluding that provisions remain robust and assumptions were appropriate.

– Agreed with management’s recommendations for the continued application of PMAs in relation to the mortgage model, including changes and updates to the PMA population.

– We will continue to monitor retail credit provisions.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

See Note 13 to the Consolidated Financial Statements.

Corporate credit provisions

– Reviewed reports from management throughout the year, including consideration of individually assessed impairments and PMAs, to satisfy ourselves as to the completeness of the provision requirements.

– Noted that corporate credit provisions can be more volatile than retail credit provisions, and may be supported by more limited data.

– Considered reports on specific cases, as well as a review of the rest of the portfolio, to identify other cases or industry sectors that could potentially be at risk, including the retail sector.

– Discussed other exposures and satisfied ourselves that no material adjustments to provision levels were required.

– Agreed with management’s judgement on the level of corporate credit provisions, concluding that provisions remain robust and assumptions were appropriate.

– We will continue to monitor corporate credit provisions.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

See Note 13 to the Consolidated Financial Statements.

Pension obligations Significant judgement is required on the key assumptions underlying defined benefit pension obligation calculations. Outcomes remain inherently uncertain.

– Reviewed detailed reports throughout the year on key assumptions underlying the defined benefit pension obligation calculations. We recognised that, although some assumptions are based on observable data, others continue to require significant judgement.

– Considered the best estimate of our pension liabilities under IAS 19, recognising the inputs of external actuaries who generate financial assumptions and propose liabilities.

– Reviewed the results of the triennial funding valuation agreed in August 2019.

– Reviewed changes proposed as the result of a review of experience analysis by the Trustee, which informed the choice of demographic assumptions.

– Reviewed the regulatory capital impact of the changes.

– Monitored the continued appropriateness of the methodology and reviewed the inflation, discount and mortality rates applied at the year-end.

– Noted that the proposed changes to demographic assumptions had been reviewed at the Pension Risk Forum and reviewed by Independent Model Risk Review.

– Agreed with management’s approach to the assumptions applied, including changes made in 2019.

– Endorsed the proposed quantitative and qualitative year-end disclosures in respect of pension obligations.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

See ‘Pension risk management’ in the Risk Review.

See Note 28 to the Consolidated Financial Statements.

Other areas

– Reviewed the appropriateness of the provision, and considered the disclosures required, in relation to i) a specific PPI portfolio of complaints and ii) our consumer credit business operations.

– Considered disclosures relating to the Cologne CPO and German FTO ongoing investigations of our historical involvement in German dividend tax arbitrage transactions.

– Reviewed the appropriateness of the accounting, and considered the disclosures required, relating to certain leases that are currently under review by HMRC in connection with claims for tax allowances.

– Endorsed management’s recommended provision and level of disclosure in these regards, including an additional provision of £10m for our consumer credit business operations.

– Endorsed the proposed year-end disclosures relating to German dividend tax arbitrage transactions.

– Endorsed management’s recommended accounting and level of disclosure relating to the leases under review by HMRC.

See Notes 27 and 29 to the Consolidated Financial Statements.

50	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The Committee’s focus continues to be on areas of significant judgement which pose the greatest risk of a material financial statement misstatement. In addition to the areas set out in the preceding table, the Committee also considers other higher risk items. During the 2019 year-end process, these included the identification and assessment of risks of material misstatement due to fraud or error and the controls over calculation of risk-weighted assets. We also received regular reports on any material litigation cases and their progress, as part of our consideration of provisions and contingent liabilities.

External Auditor

We continued to develop and oversee the interaction with PwC and with Mr Holloway in his fourth year as the audit partner, following PwC’s appointment in 2016. The independence and objectivity of PwC was considered and monitored throughout the year.

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

Non-audit fees

We have a robust policy on non-audit services provided by our External Auditors, which was updated in 2016 in the context of the Revised Ethical Standard issued by the FRC on auditor independence requirements resulting from the European Audit Regulation and Directive.

Non-audit services were under continuous review throughout 2019 to determine that they were permitted by reference to their nature, assessing potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees.

All assignments require advance approval, either by the Chair (or in his absence his alternate), under delegated authority for amounts under £250,000 plus VAT or, if larger, by the full Committee. This process is in addition to the requirement for all non-audit fees to be approved by the Banco Santander Audit Committee.

The fees for non-audit work performed by PwC in the year, which are disclosed in Note 7 to the Consolidated Financial Statements, mainly comprised audit-related assurance services relating to the review of interim financial information of Santander UK, reporting in connection with the group’s regulators and support of various debt issuance programmes. We ensured that these met the external and internal tests for maintaining their independence.

In 2019, PwC’s non-audit related fees were 22% of their total audit fees, well within the internal cap of 70% approved by the Committee.

Fees for non-audit work performed by PwC in the year, other than those in relation to audit related assurance services, were approximately 2% of the average of the fees approved for Deloitte, EY and KPMG.

The Committee considered the findings of the Competition and Markets Authority (CMA) market study into the UK Statutory Audit market and subsequent Business Energy & Industrial Strategy (BEIS) consultation as well as the Kingman independent review of the Financial Reporting Council and noted management’s responses to the CMA and BEIS consultations.

Internal controls

The Board Risk Committee has overall responsibility for the effectiveness of the internal control systems. However, due to the nature of internal control matters, there is a degree of overlap in responsibilities with those of this Committee, particularly regarding financial reporting controls.

Section 404 of the Sarbanes-Oxley Act requires management to report on the design and effectiveness of its internal controls over financial reporting (ICFR) framework. During 2019, further enhancements have been introduced to the framework.

We considered the financial control environment in the year. Finance and our External and Internal Auditors provided regular reports to the Committee on ICFR, including key systems, and provided feedback on remediation and overall improvements required to ensure that the relevant controls were appropriately designed and operating effectively. This included access management, end user computing, controls over IFRS 9 and the Client Assets control environment.

Santander UK Group Holdings plc	51

Annual Report 2019 | Governance

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

Fair, balanced and understandable

The Disclosure Committee also reports on whether the Annual Report is fair, balanced, and understandable, aligns with the quarterly results and whether it provides the information necessary for readers to assess Santander UK’s position and performance, business model and strategy:

–	Key messages remained consistent throughout the document, relating both to financial performance and progress against strategic priorities.
–	All key judgements, significant risks and issues are reported and explained clearly and adequately.
–	There is a clear framework to the document with good signposting and a complete picture of performance and events.

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

Following our assessment we concluded that the 2019 Annual Report is fair, balanced and understandable.

Financial Reporting Council (FRC) Annual Review of Corporate Reporting 2019/20

In October 2019, the FRC issued a report which sets out its perspective on key developments for 2019/20 annual reports. As part of our oversight of this area, we received and reviewed a report from management on its work in respect of the areas of interest to the FRC. We are satisfied that management addressed the areas identified by the FRC in the preparation of this Annual Report to the extent appropriate to our ownership structure.

Alternative Performance Measures (APMs)

This Annual Report includes a number of financial measures which are not accounting measures within the scope of IFRS.

Such non-IFRS measures are APMs and include financial measures of historical or future financial performance, financial position or cash flows that exclude or include amounts that would not be adjusted in the most comparable IFRS measures.

Management reviews these APMs in order to measure Santander UK’s overall performance, position and profitability, as well as to show business growth excluding ring-fence transfers, and believes that their presentation provides useful information to investors on the Santander UK group.

Definition of these APMs and, where such APMs are adjusted, reconciliations to the nearest comparable IFRS measures are presented in ‘Selected financial data’ in the ‘Financial review’ section.

We are satisfied that the APMs provide useful information to investors, and that management has clearly identified the APMs presented in this Annual Report and, where such APMs are adjusted, reconciled them to the nearest comparable IFRS measures.

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

We received regular reports on audit recommendations from our Chief Internal Auditor (the Head of Internal Audit), quarterly Internal Audit reports and monitored findings as part of our oversight. We considered the total number of recommendations, the rationale for any of them becoming overdue, and broader root cause analyses. The Committee also requested that the Chief Internal Auditor highlight recommendations becoming due and any that were past due.

We noted a strong engagement between Internal Audit and the business in 2019.

We also oversaw the objective setting and performance evaluation of the Chief Internal Auditor.

52	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Internal Audit External Quality Assessment

Throughout 2019, the Committee reviewed progress implementing the improvement opportunities identified in the External Quality Assessment of the Internal Audit function that was conducted in 2018. This review is conducted every five years and evaluates the Internal Audit function in respect of its conformance with the standards of the Chartered Institute of Internal Auditors (CIIA), as well as its performance and effectiveness in comparison to industry peers and good practice. The outcome of the review had been favourable with the function being compliant with the CIIA’s Guidance on Effective Internal Audit in Financial Services – Second Edition and also benchmarked well against peers.

Whistleblowing

Santander UK recognises the importance of a culture where colleagues feel able to speak up.

In 2019, management continued to make improvements to its whistleblowing framework and arrangements under our oversight. This included management changes within the whistleblowing teams as well as a change of management reporting line from legal to conduct and compliance within the Legal & Regulatory function, further embedding of operating procedures, expanded data analytics capability, targeted training and a reporting line more closely aligned to that used by the Banco Santander group in its whistleblowing programme. There has been significant senior management engagement and expanded staff whistleblowing communications and awareness events.

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

Effectiveness of the Committee

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

In line with an assessment of the Committee’s forward-looking agenda and the Board programme, it has been agreed that the number of scheduled meetings of the Committee will be ten in 2020.

Terms of Reference

The Committee reviews its Terms of Reference annually. Following the 2019 review, they were revised primarily to reflect the requirements of ring-fencing. The Committee’s Terms of Reference are available at www.aboutsantander.co.uk

Priorities for 2020

Areas of focus for the Committee for 2020 will include:

–	Monitoring any likely financial impact and disclosure consequences of conduct and litigation related issues.
–	The ongoing monitoring and reviewing of the operation of IFRS 9, including reviewing our enhanced disclosures in response to the recommendations of the PRA’s Taskforce on Disclosure about ECL.
–	The financial control and reporting implications of any change in the economy, including any arising from economic or political risks including Brexit.
–	Monitoring changes to the Resolvability Assessment Framework.
–	Assessing the impact of the Financial Reporting Council’s Revised Ethical Standard (due to take effect from March 2020) on the work that can be undertaken by PwC.
–	Monitoring the rotation of audit partners who have completed their term of service on the audit engagement team.
–	Succession planning in respect of the Chief Internal Auditor role.

Santander UK Group Holdings plc	53

Annual Report 2019 | Governance

Board Responsible Banking Committee Chair’s report

The Committee supports the Board with oversight of culture, diversity and inclusion, reputation, customer outcomes and the wellbeing of our employees

We have challenged management on delivering appropriate financial crime controls, managing regulatory change and maintaining focus on continuously improving our customers’ experiences.

Scott Wheway

Responsible Banking Committee Chair

2 March 2020

Responsibilities of the Committee Read more on p38 Committee membership and attendance Read more on p64

Role and responsibilities

The purpose of the Committee is to strengthen focus on culture, conduct and customer outcomes. It monitors, challenges and supports actions taken by management to ensure that the business is run in a responsible way, in the interests of all of our stakeholders including customers, our people and communities in order to promote Santander UK’s long-term success.

The Committee supports the Board with shaping Santander UK’s culture, reputation and customer propositions through oversight of matters related to conduct, compliance, culture, diversity and inclusion, sustainability, corporate social responsibility, reputation, brand and financial crime. The oversight of financial crime includes anti-money laundering, sanctions, terrorist financing, anti-bribery and corruption and a key transformation programme of our controls and systems. In December, the Committee’s Terms of Reference were updated to include oversight of reputational aspects of climate change.

The Committee Chairs collaborate to prevent any gaps in coverage and to ensure that any areas of overlap are addressed in the appropriate forum. Committee Chairs are members of other Board Committees to ensure breadth of visibility and open channels of communication.

Overview of the year

In 2019, the Committee considered, monitored and challenged a range of matters, including:

Customers and Customer Outcomes

The Committee focused on:

–	Vulnerable customers;
–	Fair customer treatment and outcomes;
–	Fraud prevention and detection;
–	Themes arising from customer complaints, whistleblowing and satisfaction metrics, including referrals to the FOS;
–	Changes to overdraft charges;
–	GDPR requirements;
–	Open Banking implementation;
–	Resourcing; and
–	Enhancing technology to support our customer contact colleagues.

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

Financial crime

The Committee:

–	Received regular updates on Financial Crime from the Money Laundering Reporting Officer, including his annual report, and endorsed the proposed recommendations;
–	Monitored progress of Santander UK in developing and implementing effective systems, processes and controls to combat financial crime;

54	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

–	Received regular updates on financial crime from the retail and corporate businesses; and
–	Reviewed potential financial crime risks and any actions required in response, including in respect of international sanctions compliance.

Conduct and Compliance

The Committee:

–	Ensured that adequate and effective control processes and policies were in place to manage and measure Conduct and Compliance risk;
–	Considered key emerging Conduct and Compliance risk issues, lessons learned and anticipated risks via horizon scanning and investigations;
–	Received first and second line reporting against Conduct and Compliance risk metrics and reports on conduct-related regulatory interaction matters;
–	Considered the FCA Firm-Wide Evaluation and appropriate response plans;
–	Considered the 2019 Compliance Programme, including resourcing in the 2019 Compliance Monitoring Plan; and
–	Considered any actions in response to regulatory developments, including individual and market developments, on Conduct and Compliance risk matters which may have a material impact on the business.

People and Culture

The Committee:

–	Received regular updates on culture, including risk culture, as part of an holistic culture update;
–	Considered thematic culture and conduct trends, including management-identified cultural drivers, changes in policy and working practices;

–

Monitored the culture strategy and management efforts to embed and maintain the desired culture throughout the business in line with the Company’s purpose, vision, values and the nine Santander behaviours;

–	Reviewed programmes relating to the responsible treatment of employees, including diversity and inclusion and wellbeing;
–

Monitored the approach to diversity and inclusion, including progress against gender targets to support reducing the gender pay gap; and approved the approach to increasing senior level BAME representation; and

–

Reviewed key themes arising from employee surveys, focus groups and people metrics in order to evaluate the impact on conduct, brand and culture, including the external Banking Standards Board Assessment and the internal Global Engagement Survey results.

Brand, Sustainability and Corporate Social Responsibility

The Committee:

–	Considered and guided on brand purpose;
–	Considered the reputation of Santander UK and how reputational risk impacts its brand and market positioning;
–	Received updates on reputation tracker metrics; and
–

Monitors the embedding of Sustainability and Corporate Social Responsibility in our business strategy and helps the bank deliver value to all stakeholders, protecting its reputation and brand. It also oversees alignment to international frameworks, such as the Sustainable Development Goals and the UN Principles for Responsible Banking.

Committee membership

All five members of the Committee, including the Chair, are Independent Non-Executive Directors. A list of members, details of their experience, qualifications and attendance at Committee meetings during the year are shown in the Board of Directors section.

In addition to the Committee members, during 2019, regular attendees at Committee meetings included the Board Chair, Chief Executive Officer, Chief Legal and Regulatory Officer, Chief Risk Officer, Head of Retail and Business Banking, Chief HR Officer, Director of Corporate Communications and the Director of Conduct and Compliance.

Committee’s Effectiveness Review

An internal review of the Committee’s effectiveness during 2019 will take place during the first quarter of 2020 to provide the feedback mechanism for continuous improvement and to keep areas for development in focus.

Terms of Reference

In December 2019, the Committee adopted updated Terms of Reference following the annual review of its role and responsibilities. The Committee’s Terms of Reference are available at www.aboutsantander.co.uk.

Priorities for 2020

In 2020, the Committee will continue to take an holistic approach to gain greater understanding and oversight of all of the key areas that contribute to the experiences of our customers, our people and wider stakeholders.

Key priorities will be:

–	Enforcement of Financial Crime and Fraud prevention;
–	Monitoring the delivery of the Financial Crime Transformation Programme;
–	Oversight of the wide ranging programme of Regulatory change, including timelines, complexity, customer impact and outcomes;
–	Enhancement of fraud prevention;
–	Monitoring reputational risks;
–	Ensuring the highest standards of conduct and fair outcomes for our customers;
–	Oversight of the impact of digital transformation of the UK banking landscape on our people, customers and wider stakeholders;
–	Monitoring Sustainability initiatives, embedding, measurement and reporting progress; and
–

Oversight of management efforts to embed and maintain the desired culture through the cultural priorities of supporting transformation through simplification, driving a learning culture and being an inclusive and responsible organisation.

Santander UK Group Holdings plc	55

Annual Report 2019 | Governance

Board Remuneration Committee Chair’s Report

The objective is to ensure that remuneration

practices are aligned to Santander UK’s

strategic priorities and reinforce the right

culture and behaviours by our colleagues.

Following ring-fencing, the Committee remains dynamic in its approach, as we continue to enhance remuneration governance to reflect our evolving strategy, control environment and the latest governance developments in the UK.

Scott Wheway

Board Remuneration Committee Chair

2 March 2020

Responsibilities of the Committee Read more on p38 Committee membership and attendance Read more on p64

I am pleased to present the Directors’ Remuneration Report for 2019. Santander UK continues to undergo significant transformational change, following ring-fencing and other strategic priorities. Against this backdrop, the role of the Committee evolved in 2019.

Role and responsibility

The purpose of the Committee is to maintain oversight of the over-arching remuneration policies and frameworks for the Santander UK group. The Committee is also responsible for the remuneration arrangements of employing entities outside the Ring-Fenced Bank (Santander UK plc) perimeter.

The remuneration activities of the Ring-Fenced Bank are now governed by the Santander UK plc Board Remuneration Committee. More information is set out in the Santander UK plc Annual Report, which does not form part of this Annual Report.

Overview of the year

Through its monitoring and challenging of remuneration matters, the Committee delivered the following outcomes:

–	Strengthened and continued to embed the regulated remuneration governance framework across the Santander UK group.
–

Taking account of financial and non-financial performance achieved during the year, in conjunction with the assessment of future risks, the Committee also approved the overall bonus pool for Santander Financial Services plc.

Committee membership

During 2019, there was no change to the Committee’s membership. From 1 January 2020, due to refinements in our ring-fence governance model, Scott Wheway took over as Chair of the Committee, and Genevieve Shore and Annemarie Durbin left the Committee to remain on the Board Remuneration Committee of the Ring-Fenced

Bank, of which Annemarie remains Chair. The Committee is satisfied that its composition and operation complies with our ring-fencing obligations.

Effectiveness of the Committee

The Committee has a process to solicit feedback at the end of each meeting in the spirit of continuous improvement. An internal review of the Committee’s effectiveness during 2019 will take place during the first quarter of 2020, to provide the feedback mechanism for continuous improvement and to keep areas for development in focus.

Terms of reference

The terms of reference were reviewed and revised during the year to reflect the scope of the Committee’s role with respect to colleagues within and outside the Ring-Fenced Bank. Full terms of reference are available at www.aboutsantander.co.uk.

Priorities for 2020

–	Continue to review and monitor remuneration policies and frameworks across the Santander UK group.
–	Continue to comply with ring-fencing obligations, ensuring adherence to the operational parameters in the terms of reference of the Committee and Santander UK plc’s Board Remuneration Committee.

56	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration policy report

Basis of preparation

This report has been prepared on behalf of the Board by the Board Remuneration Committee. We comply with the statutory reporting obligations for large private companies. In addition, we follow the UK Corporate Governance Code 2018 (the Code) and other listed disclosure requirements to the extent considered appropriate given our ownership structure, save for some factors. These relate to remuneration policy (see below with regard to post-employment shareholdings) and certain descriptions of the Committee’s work as provided under provision 41. Accordingly, several voluntary disclosures relating to remuneration have been presented in this report.

Forward-looking remuneration policy for Executive Directors

Our forward-looking remuneration policy is outlined below. Remuneration is structured into two main elements: fixed pay and variable pay. Fixed pay is set at market competitive levels appropriate for the role so that inappropriate risk taking is not encouraged. Variable pay rewards the delivery of financial targets, key strategic priorities and individual performance.

Executive Directors’ remuneration structure

Fixed Pay	Principle and description	Policy

Base salary	– To attract and retain Executive Directors of sufficient calibre and with the requisite skills to deliver the strategy taking into account the demands and complexity of the role.

–  Base salaries are normally reviewed annually. In reviewing base salaries the Committee considers a number of factors, including:

– The skills and responsibilities of the role alongside the market value of these attributes;

– Set at a level to avoid inappropriate risk taking;

– Base salary increases awarded across the wider employee population; and

– Prevailing market and economic conditions.

Pension arrangements	– To provide a discrete element of the package to contribute towards retirement.

– All Executive Directors receive a cash allowance in lieu of pension.

– Unless determined otherwise, pension arrangements for new appointments to the Board will be in line with the average level of pension provision available to the broader workforce, currently 9% of salary.

– Our approach to current Executive Director pension allowances is set out on page 58.

Other benefits	– Benefits are offered to Executive Directors as part of a competitive remuneration package and to support the wellbeing of employees.

– Including but not limited to: private medical insurance for Executive Directors and their dependants, life assurance, health screening, relocation allowances and expatriate allowances where relevant.

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

– Deferral of part of the award is applied in accordance with the requirements of the PRA Remuneration Code.

– Awards are discretionary and determined by reference to performance against a scorecard of financial and strategic goals based on Company and individual performance.

– 40% of the bonus awarded is paid upfront after the performance year ends (year one), delivered half in cash and half in shares.

– 60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered half in cash and half in shares.

– For Executives, the first three of five deferred award tranches are subject to further performance testing, which may reduce the level of payout, but not increase the deferred award.

– Share based awards are subject to a minimum twelve-month retention period following the relevant vesting date.

– Malus and clawback provisions apply to variable pay for up to ten years following the grant of an award.

– The structure of variable pay awards ensures that Executives acquire a meaningful shareholding in Banco Santander SA which may extend for a significant period post-employment. As such, a formal post-employment shareholding requirement is not in place at this time.

Santander UK Group Holdings plc	57

Annual Report 2019 | Governance

Remuneration policy report continued

Our remuneration policy continues to meet regulatory requirements. Santander UK applies a 2:1 variable to fixed pay cap in line with approvals granted to Banco Santander SA. For control function colleagues, a lower operational ratio of 1:1 is applied, save for in exceptional circumstances.

Executive remuneration policies and principles

Our core values of Simple, Personal and Fair drive our remuneration policy. We focus on delivering a reward framework that is simple to understand, tailored to individual roles and competitive yet fair.

The key drivers of our Remuneration Policy

Alignment to culture

–	To design policies aligned to the long-term success of the business which support the delivery of our strategy and reinforce our values.
–

To base variable pay on a balanced scorecard of quantitative and qualitative metrics which reflect our KPIs across Customers, Shareholders and People. For 2020, Communities has been re-introduced into the bonus scorecard (previously considered as part of risk adjustment). This ensures that our day-to-day activities align with Santander UK’s over-arching strategy and our aim of being the best bank.

Simplicity

–	To ensure our approach to remuneration is transparent and easily understood.
–	To operate simple and clear structures for all Santander UK colleagues.

Risk

–

To apply a consistent approach to reward for all our employees which upholds our prudent approach to Risk Appetite set as part of a Santander UK-wide Risk Framework. Risk adjustment occurs at both an individual and bonus pool level.

–	To provide a balanced package between fixed and variable pay, and short-term and long-term pay horizons to align with our strategic goals whilst promoting prudent risk management.
–	To ensure remuneration is compliant with applicable regulations and legislation.

Fairness

–

To take into account an assessment of the Executive Director’s performance against a performance management framework set at the start of the year covering a range of financial, non-financial, quantitative and qualitative criteria.

–	To set robust and stretching targets which reward exceptional performance.
–

To attract, retain and motivate employees of the highest calibre by providing total remuneration which reflects individual and Company performance, is competitive, reflects the responsibilities of the role and drives the organisation’s growth.

–	To consider wider employee pay when determining pay of our Executives.

Clarity

The Committee reviews remuneration reporting on an annual basis against principles of best practice and developments in corporate governance, including the Code. Our reporting is designed to be transparent to promote effective stakeholder engagement but reflective of our subsidiary structure.

Predictability

The Committee reviews the variable pay opportunity for individuals annually and the basis of the pool calculation. However, due to commercial sensitivity, these are not disclosed as per the requirements of the Code. Directors’ remuneration is within the variable pay cap as approved by Banco Santander SA shareholders and set out above on this page.

Executive Director pension alignment

In 2018, following developments in corporate governance and best practice, the Committee took the decision to reduce pension allowances for new Executive Directors to 9% of salary, in line with the wider workforce average. This pension level applied on the appointment to the Board of Susan Allen, Head of Retail and Business Banking, on 1 January 2019 and Duke Dayal, Chief Financial Officer, on 16 September 2019.

In 2019, the Committee decided to extend this approach to existing Executive Directors, namely the Chief Executive Officer. This reduction shall be phased with the Chief Executive Officer’s allowance reducing from 35% to 22% of salary, effective 1 January 2020. From 1 January 2021, the Chief

Executive Officer’s pension will be reduced further to the employee average of 9% of salary p.a.. No other changes to the Chief Executive Officer’s remuneration are proposed for 2020.

On recruitment

When appointing a new Executive Director, base salary is set at a market competitive level appropriate for the role, taking into consideration a range of factors including scope and responsibilities of the role, internal relativities, the individual’s previous remuneration, relevant experience, and an assessment against relevant comparator groups and cost.

Unless determined otherwise, any new Executive Director will receive a pension allowance in line with the wider workforce average, being 9% of salary. Benefits available will typically be aligned to the wider employee population.

Other elements of remuneration will be established in line with the Remuneration Policy, set out in the Executive Directors’ remuneration structure table on page 57.

Relocation support and international mobility benefits may also be provided. Where provided, relocation assistance will normally be for a capped amount and/or limited time. For an overseas appointment, the Committee will have discretion to offer cost effective benefits and pension provisions which reflect local market practice and relevant legislation.

Buy-out awards

Compensation may be provided to Executive Directors recruited externally for the forfeiture of any award on leaving their previous employer. The Committee retains discretion to make such compensation as deemed appropriate to secure the relevant Executive Director’s employment and ensure any such payments align with the long-term interests of Santander UK and the prevailing regulatory framework.

Such payments will be in line with the benefits foregone from leaving the previous employer taking into account value, vesting dates and the extent to which performance conditions applied to the original awards.

58	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Service agreements

Terms and conditions of employment are set out in individual service agreements which include a notice period of six months from both the Executive Director and the Company.

The agreements may be terminated immediately with payment of fixed pay in lieu of notice. In the event of termination for gross misconduct, neither notice nor payment in lieu of notice is required, and any deferred awards are forfeited.

Termination payments

The impact on remuneration of an Executive Director leaving the Company under various scenarios reflects the service agreements, the relevant scheme rules, and the Committee’s policy in this area.

With respect to outstanding variable pay awards, these generally lapse on termination, other than where an individual is considered a ‘good leaver’. The Committee determines whether an Executive Director is a good leaver under certain circumstances including but not limited to: injury, ill-health, disability, redundancy, retirement, death, or any other reason at the Committee’s discretion.

There is a framework in place which is intended to guide the Committee to determine the discretionary circumstances when good leaver status is appropriate. Other than a payment in the event of redundancy, there are generally no other payments upon termination of employment for Executive Directors.

In the event of a change in control, variable pay awards may continue to be paid in respect of the full financial year (pre and post change of control), or an award may be made in respect of the portion of the year that has elapsed at the point of change in control. Exceptionally the Committee may exercise its discretion to waive pro-rating. In the event of a change in control, outstanding share awards may lapse and be replaced with equivalent awards over shares in a new company, subject to Committee discretion. Alternatively, outstanding awards may vest on a change in control, subject to the assessment of performance and pro-rating of awards where appropriate.

Risk and Performance adjustment

We continue to ensure that the requirements of the Remuneration Code on risk and performance adjustment are met for our employees. All variable remuneration is subject to adjustment for current and future risks through our Additional Risk Adjustment Standard which is linked to our Board approved Risk Appetite.

Our Additional Risk Adjustment Standard (the Standard) provides both a formula-based assessment against Santander UK’s Risk Appetite and an additional qualitative risk event assessment overlay that can reduce the bonus pool or individual awards to nil at the Committee’s discretion. The Standard also considers a range of factors deemed relevant by the Committee such as evolution of complaints, progress on remediation projects, ring-fencing compliance and people, culture and communities metrics. Given commercial sensitivity, the Committee does not provide annual detail on the application of discretion as required by the Code.

Our Individual Remuneration Adjustment Standard provides a framework for the process, governance and standards relevant for decisions in relation to individual performance adjustments following an incident, including the application of malus and clawback.

Performance adjustments may include, but are not limited to:

–	Reducing a bonus for the current year;
–	Reducing the amount of any unvested deferred variable remuneration;
–	Requiring a bonus which has been awarded (but not yet paid) to be forfeited; and
–	Requiring repayment on demand (on a net basis) of any cash and share awards received at any time for a period of up to ten years following the date of award.

The Committee has full discretion to prevent vesting of all or part of an amount of deferred remuneration and/or to freeze an award during an ongoing investigation in a number of circumstances, including:

–	Employee misbehaviour or material error;
–	Material downturn in the performance of Santander UK or a relevant business unit’s performance;
–	Santander UK or a relevant business unit suffers a material failure of risk management;
–	Significant changes in Santander UK’s economic or regulatory capital base and the qualitative assessment of risk; and
–	Material restatement of the Santander UK’s financial statements (except when required due to modification of the accounting rules).

When determining variable pay awards for individuals performing roles across Santander UK plc and Santander UK Group Holdings, the Holdings Remuneration Committee will apply any necessary discretion based on factors related to UK Group entities outside of Santander UK plc. This discretion is subject to validation by the Santander UK plc Remuneration Committee.

The Committee seeks input from the Chair of the Board Risk Committee, Chief Risk Officer, Chief Legal and Regulatory Officer, Chair of the Board Audit Committee, Chief HR Officer, Chair of the Board and Chief Internal Auditor when determining whether any performance or risk adjustments are required.

Policy for all employees

Our performance, reward and benefits approach across the Company supports and drives our business strategy, rewards strong performance and reinforces our values within the approved risk management framework. The general principles of the Remuneration Policy broadly apply across all colleagues where appropriate and are designed to facilitate recruitment, motivation and retention whilst driving performance.

The composition of remuneration packages for the Executive Directors is aligned with the broader colleague population, comprising salary, pensions and benefits and eligibility for discretionary variable pay dependent on role and responsibility. The level of pension allowance for newly appointed Executives is aligned with the average employer contribution for the wider workforce.

The Committee annually approve the operation of all of our variable reward schemes for our customer-facing colleagues to ensure that all our plans reward appropriate behaviour and do not incentivise unnecessary risk taking.

Santander UK Group Holdings plc	59

Annual Report 2019 | Governance

Remuneration implementation report

Introduction

This section of the report outlines how our Remuneration Policy was implemented for 2019.

Variable Pay Plan

To incentivise and reward Executive Directors for achieving superior and sustained performance, our Directors participate in a single variable incentive plan. A balance of financial and non-financial performance metrics are selected annually by the Committee and are aligned with our strategy as measured over the financial year. Multi-year deferral, further performance testing and delivery in Banco Santander SA shares ensures that Executive Directors’ interests are aligned to the long-term interests of the business. Both upfront and deferred awards are made half in cash and half in shares. The deferred element is delivered over seven years, with the first three deferred tranches of awards subject to further performance testing against long-term metrics which can reduce but not increase the level of awards. Awards delivered in shares are subject to an additional one-year retention period from the point of delivery.

The structure of the plan is illustrated below. The 2019 Variable Pay Plan pool was determined based on a range of metrics using a balanced scorecard approach as follows:

Quantitative assessment

A quantitative assessment is undertaken against a balanced scorecard of financial and non-financial metrics that are key to Santander UK’s 2019 strategy:

–	Customers (Net Promotor Score and loyal customers)
–	Shareholders
–	Risk (Cost of credit ratio and Stage 3 ratio)
–	Capital (Contribution to Banco Santander group capital)
–	Profitability (Net profit and RoTE)
–	Employees (Employee Engagement).

Performance metrics are reviewed annually to ensure continued alignment with KPIs and strategy.

Qualitative assessment

A qualitative assessment adds context to the quantitative assessment and ensures a balanced view of performance has been made.

Banco Santander Group Multiplier

The Committee has the discretion to adjust the pool upwards or downwards to reflect overall Banco Santander performance if appropriate.

Exceptional Adjustment

Intended to cover unexpected factors or additional targets not covered by the quantitative or qualitative assessments. This may also include adjustments not covered in the qualitative assessments, including major risk events. No exceptional metrics were applied to the 2019 variable pay awards.

UK-focused risk adjustment

Linked to Santander UK’s Risk Appetite, this provides both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay (including consideration of people, culture, contribution to communities, conduct and other relevant factors) that can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.

The Committee has considered, reviewed and approved changes required to remuneration governance and frameworks in order to comply with the relevant regulatory rules, including for ring-fencing and these have applied from the 2019 performance year.

Deferred long-term awards

The payment of the first three deferred tranches of the 2019 awards (36% of the total award), payable in 2023, 2024 and 2025, is conditional on the achievement of long-term objectives measured over the three-year period 2020 to 2022. The performance measures for 2019 awards are EPS, relative TSR and compliance with the fully-loaded Common Equity Tier 1 (CET1) capital. Following performance assessment, the level of awards will be adjusted accordingly. The measures can reduce but not increase the value of the deferred awards. The payment of the final two deferred tranches (24% of the total award), payable in 2026 and 2027 are subject to continued employment only.

60	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

2019 Business Performance and Impact on Remuneration

Santander UK delivered a strong balance sheet in 2019 despite results being impacted by a challenging banking environment. Whilst competitive pressures on mortgages and PPI charges coupled with continued investment in our transformation programme impacted on profit, we are continuing to support customers whilst growing and operating a sustainable business. Santander UK achieved its strongest net mortgage growth in a decade, reinforcing its position as the UK’s third largest mortgage lender. Our drive to deliver tailored products and customer service with an enhanced digital offering was reflected in the growth of customer deposits.

The Committee approved payments to Executive Directors under the Santander UK Variable Pay Plan in the context of this performance.

In addition the Committee confirmed that the remuneration policy operated as intended, demonstrating pay for performance alignment.

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

As part of the monitoring of pay, the following is considered:

–	Santander UK’s engagement with its recognised trade unions on matters relating to pay and benefits for all employees;
–	Annual pay reviews for the general employee population;
–	Santander UK group-wide pension and other benefit provisions;
–	The design of and overall spend on variable incentive arrangements; and
–	An assessment of conduct across the business.

The Committee is focused on ensuring that employees are not unduly stretched or inappropriately incentivised. This is monitored using existing employee engagement indicators via the Global Engagement Survey, and The Santander Way survey which provides an indication of our progress in performance against the nine Santander behaviours.

Stakeholder views

During 2019, Santander UK continued to engage with key stakeholders on remuneration related matters including its main regulators the PRA and FCA.

Employee opinion surveys are undertaken annually on employee engagement, and discussion on remuneration matters generally takes place with union representatives during the annual pay review cycle and on relevant employee reward matters. The Committee receives updates on these discussions during the year.

Executive Directors’ remuneration

Total remuneration of each Executive Director for the years ended 31 December 2019 and 2018.

Executive rewards	Nathan Bostock(3)		Susan Allen(4)		Antonio Roman(5)		Duke Dayal(6)		Total

	2019 £000	2018 £000	2019 £000	2018 £000	2019 £000	2018 £000	2019 £000	2018 £000	2019 £000	2018 £000
Salary and fees	1,680	1,680	800	–	378	629	277	–	3,135	2,309
Taxable benefits (1)	56	50	3	–	22	5	504	–	585	55
Pension	588	588	72	–	95	157	25	–	780	745
Total fixed pay	2,324	2,318	875	–	495	791	806	–	4,500	3,109
Bonus (paid and deferred) (2)	1,990	2,317	859	–	693	1,077	354	–	3,896	3,394
Total remuneration	4,314	4,635	1,734	–	1,188	1,868	1,160	–	8,396	6,503

(1)

Taxable Benefits for the Executive Directors comprises a range of benefits including private health care, life and critical illness cover, health insurance, car allowance and relocation allowances where applicable. Included in the benefits figure for Duke Dayal is a relocation allowance of £500,000.

(2)

The bonus value shown is the total variable pay award made in respect of 2019. As set out in this report, a portion of this award (36% of the value shown) is subject to further performance testing which may reduce, but not increase, the value delivered.

(3)

As detailed in the Remuneration Policy report, the pension contribution received by Nathan Bostock will be reduced from 35% to 22% of salary, effective 1 January 2020 and to 9% of salary effective 1 January 2021.

(4)

Susan Allen was appointed as an Executive Director on 1 January 2019 and resigned on 31 December 2019 from the Board of Santander UK Group Holdings plc. She remains an executive director of Santander UK plc.

(5)	Antonio Roman left the Board on 15 September 2019 and returned to a Group role with Banco Santander. His remuneration is shown in respect of his service in the UK.
(6)	Duke Dayal was appointed as an Executive Director on 16 September 2019 and his remuneration is shown from this date.

Relative importance of spend on pay

	2019 £m	2018 £m	Change %
Profit before tax	981	1,567	-37%
Total employee costs	1,288	1,376	-6%

Santander UK Group Holdings plc	61

Annual Report 2019 | Governance

Remuneration implementation report continued

CEO pay ratio

Santander UK is committed to delivering fair pay which attracts, retains and motivates employees of the highest calibre across all grades. In line with this commitment, the Remuneration Committee has oversight of compensation across the organisation, including pay ratios, and considers fair pay when determining reward outcomes. For the first time this year, Santander UK is voluntarily disclosing the pay ratio of the CEO’s total remuneration to the remuneration of UK employees.

In assessing the pay ratio, the Committee is confident that the Company’s policy on remuneration is fair and that improvements to pay progression will continue to ensure that lower paid colleagues receive a greater share of pay awards. A summary of our approach to Fair Pay is included on page 28.

Advice and support provided to the Committee

As permitted by its Terms of Reference, the Committee has engaged the advice and support of Deloitte LLP (Deloitte) as independent remuneration consultants at the expense of the Company. Total fees (excluding VAT) for advice and support provided to the Committee during 2019 were £157,500 (2018: £192,600). Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the Code of Conduct in relation to Executive remuneration consulting in the UK.

The Committee is comfortable that the Deloitte engagement partner and team that provides remuneration advice to the Committee do not have connections with Santander UK that may impair their independence.

In 2019, Deloitte also provided unrelated tax, financial and advisory, risk, assurance and consulting services to Santander UK.

The Chair, Chief Executive Officer, Chief HR Officer, Performance & Reward Director, Company Secretary, Chair of the Board, Chair of the Board Audit Committee, Chief Legal and Regulatory Officer and Chief Risk Officer attended Committee meetings by invitation in order to support the discussion of the agenda items as appropriate. The Committee Chair also engages with the Chair of the Board Risk Committee when required. No individual participates in discussions regarding their own remuneration.

Chair and Non-Executive Director remuneration

The Chair’s fee is reviewed and approved by the Committee. The fees paid to Non-Executive Directors are reviewed and approved by the Chief Executive Officer and the Chair. Fees are reviewed annually taking into account the market rate and time commitment for the role. The Chair is paid an all-inclusive base fee. Non-Executive Directors are paid a base fee, with a supplement for serving on or chairing a Board Committee. Group Non-Executive Directors do not receive fees in respect of their Santander UK duties.

An increase to the Board Chair’s fees of 3.8% was approved in 2019. This reflects the increased complexity of the role, particularly in the context of Banking Reform, greater time commitment and that no increase has been awarded since her appointment in 2015. Additionally, in recognition of the increasing regulatory expectation of Non-Executive Directors and the associated time commitment, targeted increases to Non-Executives’ fees were awarded. The Non-Executive Directors base fee was increased from £90,000 to £95,000 and the fee for the Senior Independent Director fee increased from £30,000 to £35,000. Targeted increases were made to the Board Risk Committee Chair fee and membership fee, each increased by £5,000 to £65,000 and £30,000 respectively. No other changes to fees were made during the year.

All Non-Executive Directors and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair where twelve months’ written notice is required.

Neither the Chair nor the Non-Executive Directors have the right to compensation on the early termination of their appointment beyond payments in lieu of notice at the option of Santander UK. In addition, neither the Chair nor the Non-Executive Directors are eligible for pension scheme membership, bonus or other incentive arrangements.

CEO pay ratio

	CEO Pay	25th Percentile	Median	75th Percentile
2019 pay ratio		183.1	132.1	77.3
Total salary £	1,680,000	20,030	26,368	42,708
Total pay £	4,313,993	23,562	32,662	55,786

(1)	Employee pay is calculated based on ‘Methodology A,’ calculating a comparable single figure for each employee, as set out in the reporting requirements.
(2)

Employee pay data is based on full time equivalent pay for Santander UK plc employees at 31 December 2019. This excludes a small number of employees in the rest of the Santander UK Group. Including those employees’ results in a ratio consistent with the above. For each employee, total pay is calculated based on fixed pay accrued during the financial year whilst variable pay is based on the previous financial year (i.e. paid in 2019 in respect of 2018 performance).

(3)	The CEO’s total remuneration is aligned to that disclosed in the Executive Directors’ remuneration table on the previous page.

62	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair and Board Committee member fees

Fees effective from 1 May 2019 Non-Executive Directors			Board £000	Board Nomination Committee £000	Board Risk Committee £000	Board Audit Committee £000	Board Responsible Banking Committee £000	Board Remuneration Committee £000
Chair (inclusive of membership fee)			675	–	65	60	60	60
Senior Independent Director			35	–	–	–	–	–
Member			95	–	30	25	25	25

	2019 Fees £000	2018 Fees £000	2019 Expenses £000(6)	2018 Expenses £000	2019 Benefits £000	2018 Benefits £000	2019 Total £000	2018 Total £000
Chair
Shriti Vadera (1)	667	650	–	–	22	17	689	667
Independent Non-Executive Directors
Garett Curran (2)	114	–	2	–	–	–	116	–
Annemarie Durbin (7)	222	200	–		–	–	222	200
Ed Giera	207	200	29		–	–	236	200
Chris Jones	207	200	–	3	–	–	207	203
Genevieve Shore (7)	197	198	3	1	–	–	200	199
Scott Wheway	240	230	8	2	–	–	248	232
Julie Chakraverty(3)	58	92	–	1	–	–	58	93
Banco Santander nominated Non-Executive Directors(4)
Ana Botin	–	–	–	–	–	–	–	–
Lindsey Argalas	–	–	–	–	–	–	–	–
Bruce Carnegie-Brown (5)	–	–	–	–	–	–	–	–
Dirk Marzluf (2)	–	–	–	–	–	–	–	–
Gerry Byrne (7)	–	–	–	–	–	–	–	–
Total	1,912	1,770	42	7	22	17	1,976	1,794

(1)

As detailed above, 2019 full year fees for the Board Chair reflect the increase on 1 May 2019 from £650,000 to £675,000. Shriti Vadera was entitled to taxable benefits as follows: private medical cover of £626 (2018: £733) and transportation of £20,752 (2018: £15,931).

(2)

Garrett Curran and Dirk Marzluf were appointed on 7 May 2019 and resigned on 31 December 2019 from the Board of Santander UK Group Holdings plc. Fees received are in respect of services from this date.

(3)	Julie Chakraverty and Lindsey Argalas resigned on 7 May 2019. Fees received are in respect of services to this date.
(4)	None of the Banco Santander nominated Non-Executive Directors received any fees or expenses, except as shown.
(5)	Bruce Carnegie-Brown was appointed on 16 September 2019.
(6)

Directors’ expenses are disclosed above in relation to the period in which they were accrued. 2018 expenses have been restated to reflect this approach. Expenses for Ed Giera include international travel as he does not reside in the UK.

(7)

Annemarie Durbin, Genevieve Shore and Gerry Byrne resigned on 31 December 2019 from the Board of Santander UK Group Holdings plc. Annemarie Durbin’s fees include £15,000 in relation to her services as Chair of Cater Allen Ltd.

(8)	The 2018 total shown above has been restated to reflect the fees received by those directors who served in 2019.

Santander UK Group Holdings plc	63

Annual Report 2019 | Governance

Board and Committee membership and attendance

		Board		Nomination Committee		Risk Committee		Audit Committee		Responsible Banking Committee		Remuneration Committee
		Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended
Chair	Shriti Vadera	8/8	3/3	6/6	2/2	–	–	–	–	–	–	–	–
Independent Non-Executive Directors	Julie Chakraverty(1)	3/3	0/0	–	–	3/3	0/0	3/3	0/0	2/2	0/0	–	–
	Garrett Curran(2)	5/5	3/3	–	–	6/6	0/0	6/6	0/0	3/3	0/0	–	–
	Annemarie Durbin(3)	8/8	3/3	–	–	7/9	0/0	–	–	5/5	0/0	6/6	2/2
	Ed Giera	8/8	3/3	–	–	9/9	0/0	9/9	0/0	5/5	0/0	–	–
	Chris Jones(4)	8/8	3/3	–	–	9/9	0/0	9/9	0/0	–	–	6/6	2/2
	Genevieve Shore(5)	7/8	3/3	–	–	8/9	0/0	8/9	0/0	5/5	0/0	5/6	2/2
	Scott Wheway(6)	8/8	2/3	6/6	2/2	8/9	0/0	–	–	5/5	0/0	5/6	2/2
Banco Santander nominated Non-Executive Directors	Lindsey Argalas(7)	2/3	0/0	–	–	–	–	–	–	–	–	–	–
	Ana Botín	5/8	1/3	2/6	0/2	–	–	–	–	–	–	–	–
	Gerry Byrne(8)	7/8	1/3	–	–	–	–	–	–	–	–	–	–
	Bruce Carnegie-Brown(9)	3/3	0/0	–	–	–	–	–	–	–	–	–	–
	Dirk Marzluf(10)	5/5	3/3	–	–	–	–	–	–	–	–	–	–
Executive Directors	Nathan Bostock	8/8	3/3	–	–	–	–	–	–	–	–	–	–
	Susan Allen(11)	8/8	3/3	–	–	–	–	–	–	–	–	–	–
	Duke Dayal(12)	3/3	0/0	–	–	–	–	–	–	–	–	–	–
	Antonio Roman(13)	5/5	2/3	–	–	–	–	–	–	–	–	–	–

(1)	Resigned as a director on 7 May 2019.
(2)	Appointed as a director on 7 May 2019, resigned on 31 December 2019.
(3)	Resigned as a director on 31 December 2019.
(4)	Deemed financial expert.
(5)	Resigned as a director on 31 December 2019.
(6)	Senior Independent Director.
(7)	Resigned as a director on 7 May 2019.
(8)	Resigned as a director on 31 December 2019.
(9)	Appointed as a director on 16 September 2019.
(10)	Appointed as a director on 7 May 2019, resigned on 31 December 2019.
(11)	Appointed as a director on 1 January 2019, resigned on 31 December 2019.
(12)	Appointed as a director on 16 September 2019.
(13)	Resigned as a director on 15 September 2019.

64	Santander UK Group Holdings plc

Strategic report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Directors’ report

Introduction

The Directors submit their report together with the financial statements for the year ended 31 December 2019. The information in the Directors’ Report is unaudited, except where marked.

History and corporate structure

Santander UK Group Holdings plc (incorporated on 23 September 2013) is a subsidiary of Banco Santander SA, a Spanish retail and commercial bank with a meaningful market share in ten core countries in Europe and the Americas. Santander UK was formed from the acquisition of two former building societies, Abbey National and Alliance & Leicester together with the branch network of Bradford & Bingley, and has operated under a single brand since 2010. The ordinary shares of the Company are not traded.

In 2018, certain subsidiaries and portfolios were transferred as part of the implementation of the ring-fence arrangements required under the Financial Services (Banking Reform) Act 2013. Following these transfers, Santander UK plc and its subsidiaries comprise only entities whose business is permitted under the Act as a ring-fenced bank. Other entities including Santander Financial Services plc (previously named Abbey National Treasury Services plc) are now directly or indirectly owned by the Company.

Result and dividends

The audited consolidated profit after tax for the year was £709m (2018: £1,164m). The Directors do not recommend the payment of a final dividend for 2019 (2018: £nil). Two interim dividends were declared on the Company’s ordinary shares in issue in the year. The first dividend of £138m was declared on 18 June 2019 and the second dividend of £124m was declared on 5 December 2019. Both interim dividends were paid in 2019.

Details of Santander UK’s activities and business performance in 2019, together with an indication of future outlook, are set out in the Strategic report and the Financial review.

Events after the balance sheet date

There have been no material post balance sheet events, except as set out in Note 40.

Directors

The names and biographical details of the current Directors are shown in the Board of Directors section. Details of their emoluments and interests in shares are set out in the Directors’ Remuneration implementation report. Changes to the composition of the Board can be found in the Board of Directors section with more details in the Chair’s report on Corporate Governance, and the relevant Committee Chairs’ reports.

Appointment and retirement of Directors

All Directors are appointed and retired in accordance with the Company’s Articles of Association, the UK Companies Act 2006 and the UK Group Framework. The following appointments took place in 2019: Bruce Carnegie-Brown, Garrett Curran, Dirk Marzluf, Susan Allen and Duke Dayal. The following resignations took place in 2019: Julie Chakraverty, Lindsey Argalas and Antonio Roman. In addition, as part of a Board restructure, Annemarie Durbin, Genevieve Shore, Garrett Curran, Dirk Marzluf, Gerry Byrne and Susan Allen resigned from the Santander UK Group Holdings plc Board. All of these six Directors remained on the Board of Santander UK plc. Further details are outlined on page 64.

A resolution was passed at the last Annual General Meeting, on 2 May 2019 to amend the Articles of Association to require Directors to retire every year, with those wishing to serve again submitting themselves for election or re-election.

Directors’ indemnities

In addition to Directors’ and Officers’ liability insurance cover in place throughout 2019, individual deeds of indemnity were also in place to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Directors’ period of office from the date of appointment until such time as any limitation periods for bringing claims against the Directors have expired. The Directors including former Directors who resigned in the year, benefit from these deeds of indemnity.

They constitute as qualifying third party indemnity provisions for the purposes of the Companies Act 2006. Deeds for existing Directors are available for inspection at the Company’s registered office.

The Company has also granted an indemnity which constitutes ‘qualifying third party indemnity provisions’ to the Directors of its subsidiary and affiliated companies, including former Directors who resigned in the year and since the year-end. Qualifying pension scheme indemnities were also granted to the Trustees of Santander UK’s pension schemes.

Executive Management

Day-to-day management of the Company’s business is delegated by the Directors to certain executives, principally the Chief Executive Officer. In support of the discharge of the Chief Executive Officer’s responsibilities to the Directors and the Company’s external regulators, executive management decisions are informed and taken by the Senior Management Committee (SMC). The SMC is made up of the Chief Executive Officer (as Chair) and those members of Santander UK plc executive management who also hold Senior Management Functions (SMF) under the Senior Managers & Certification Regime. The Executive Committee comprises members of the SMC plus additional management executives who do not hold SMF accountabilities.

Employees

We continue to ensure that Santander UK’s remuneration policies are consistent with its strategic objectives and are designed with its long-term success in mind. In doing so, we aim to attract and retain the most talented and committed people.

Communication

Santander UK wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications and the ‘We are Santander’ website connects staff to all the information they need about working for Santander UK. We also use face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates.

Santander UK Group Holdings plc	65

Annual Report 2019 | Governance

Directors’ report continued

Santander UK considers employees’ opinions and asks for their views on a range of issues through regular Santander UK-wide surveys.

Consultation

Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (CWU). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals and change initiatives in the business at national and local levels.

Employee share ownership

Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP), the latter of which allows employees to purchase Banco Santander SA shares from gross salary. Eligible senior management participated in a Banco Santander long-term incentive plan. See Note 35 for a description of the plans and the related costs and obligations.

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

CO2 emissions

In 2019 CO2 emissions, measured in CO2 equivalent tonnes, decreased by 15% to 8,643 tonnes. CO2 from fuel decreased by 11% to 4,688 tonnes, CO2 from business travel decreased by 18 % to 3,955 tonnes and output per employee reduced by 10% to 0.37 tonnes.

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

Staff are also required to comply with all Company policies, which require them to:

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

Political contributions

In 2019 and 2018, no contributions were made by the Company for political purposes and no political expenditure was incurred.

Share capital

Details about the structure of the Company’s capital can be found in Note 30.

For details of employee share schemes and how rights are exercisable, see Note 35.

The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association as determined by the Companies Act 2006.

Subsidiaries and branches

The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated in England and Wales, and a number of directly and indirectly held subsidiaries and associates. The Company directly or indirectly holds 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Santander Financial Services plc, a subsidiary of the Company, has branch offices in the Isle of Man and in Jersey. For more information, see Note 19.

Financial instruments

The financial risk management objectives and policies of Santander UK, the policy for hedging, and the exposure of Santander UK to credit risk, market risk and liquidity risk are outlined in the Risk review.

66	Santander UK Group Holdings plc

Strategic report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Research and development

Santander UK has a comprehensive product approval process and policy. New products, campaigns and business initiatives are reviewed by Santander UK’s Proposition Approval Forum.

Supervision and regulation

Some of the Company’s subsidiaries and associates are authorised by the PRA or the FCA, and regulated by the FCA or both the FCA and the PRA.

As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and in each other location In which Santander UK operates. This intensive approach to supervision is maintained in the United Kingdom by the PRA and the FCA. Santander UK complies with the FCA Conduct rules and the Senior Managers Certification Regime.

As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators, such as Banco de Espana and the ECB, as well as various legal and regulatory regimes (including the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions.

Internal controls

Risk management and internal controls

The Board and its Committees are responsible for reviewing and ensuring the effectiveness of management’s system of risk management and internal controls.

We have carried out a robust assessment of the principal and emerging risks facing Santander UK including those that would threaten its business model, future performance, solvency or liquidity. Details of our principal risks, our procedures to identify emerging risks, and an explanation of how these are being managed or mitigated are set out in the Risk review. A summary of our Top and Emerging Risks is also set out in the Strategic report. For more details, see the Strategic report and the Risk review.

Management’s report on internal control over financial reporting

As a registrant under the US Securities Exchange Act of 1934, Santander UK Group Holdings Plc’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting in order to ensure the accuracy and reliability of Santander UK Group Holdings plc’s Financial Statements and the Form 20-F submitted to the US Securities and Exchange Commission.

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2019 based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May 2013.

Internal control over financial reporting is a component of an overall system of internal control. Santander UK’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the EU and in order to comply with its obligations under the Sarbanes-Oxley Act of 2002.

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

In line with COSO and SEC requirements, those controls recognised as Sarbanes-Oxley applicable are subject to annual testing and certification by management including an attestation by the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) that the controls are operating effectively and that the internal control over financial reporting can be relied on.

Any Sarbanes-Oxley control weaknesses identified are captured, assessed and included within the year end assessment of the reliability of the Internal Control environment. These weaknesses are reported on an ongoing basis to the Audit Committee to ensure continuous improvements to the control environment are achieved.

Based on this assessment, Management concluded, at 31 December 2019, that Santander UK’s internal control over financial reporting was effective.

Santander UK Group Holdings plc	67

Annual Report 2019 | Governance

Directors’ report continued

Disclosure controls and procedures over financial reporting

Santander UK’s management has evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls at 31 December 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon this evaluation, the CEO and the CFO have concluded that, at 31 December 2019, Santander UK’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that it files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

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

In making their going concern the Directors consider a wide range of information that including Santander UK’s long-term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments.

For capital, funding and liquidity purposes, Santander UK operates on a standalone basis and is subject to regular and rigorous monitoring by external parties. For capital purposes, from 1 January 2019 the Company operates as part of the Non ring-fenced bank Capital Support Deed with Santander Financial Services plc and Santander Equity Investments Limited. The Directors review the outputs of stress testing as part of the approval processes for the ICAAP, the ILAAP, our Risk Appetite and regulatory stress tests. We exceeded the Bank of England’s 2019 stress test threshold requirement, as described in the Capital risk section of the Risk review.

The Directors are satisfied that the Santander UK group has adequate resources to continue operations for a period of at least twelve months from that date of this report and therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Statements of Compliance

The UK Corporate Governance Code

The Board confirms that, for the year ended 31 December 2019, Santander UK has applied those principles and provisions of the UK Corporate Governance Code 2018 (the Code), as appropriate, and has provided an explanation where there has been an omission in compliance with the Code. Further information on how the Code was complied with can be found in the Chair’s report on Corporate Governance on page 36.

Santander UK has applied those principles and complied with those provisions of the Code as appropriate, with the exception of:

–	Provision 5: The Company has not appointed a Non-Executive Director to represent the views of the workforce (for details see page 37);
–

Provision 11: The Company does not comply with the requirement for at least half the Board, excluding the Chair, to be Non-executive Directors whom the Board considers to be independent. For details see page 57;

–	Provision 24: With effect from 1 January 2020, the BAC does not meet the membership requirements of the Code (for details see page 37);
–

Provision 36: The development of a formal policy for post-employment shareholding requirements - whilst Directors have a meaningful interest in Banco Santander SA Shares, we do not intend to introduce a formal policy (for details see page 59);

–	Provision 40: When determining remuneration policy, a range of factors are considered although not all are publicly disclosed (for details see page 58); and
–	Provision 41: The Remuneration Committee’s activities are set out in the Remuneration report although not all Committee decisions are disclosed (see Remuneration Policy Report).

UK Finance Code for Financial Reporting Disclosure

Santander UK’s financial statements for the year ended 31 December 2019 have been prepared in compliance with the principles of the UK Finance Code for Financial Reporting Disclosure.

Engagement with stakeholders and employees

Santander UK recognises the importance of fostering relationships with their principal stakeholders and how this is key to the long term success of our business. The Directors understand the importance to act fairly and responsibly between members of the company.

68	Santander UK Group Holdings plc

Strategic report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Disclosure of information to Auditors

Each of the Directors at the date of approval of this report confirms that:

–	So far as the Director is aware, there is no relevant audit information of which Santander UK’s auditor is unaware
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

By Order of the Board

Katie Jackson-Turner

Company Secretary

2 March 2020

2 Triton Square, Regent’s Place,

London NW1 3AN

Santander UK Group Holdings plc	69

Annual Report 2019 | Risk review

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

70	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk governance

Risk governance

INTRODUCTION (UNAUDITED)

Santander UK Group Holdings plc is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy with some overlap in membership, albeit the principal business activities of the Santander UK group are carried on by Santander UK plc and its subsidiaries (the Santander UK plc group). The Company’s Risk Frameworks have been adopted by its subsidiaries to ensure consistency of application.

As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic priorities.

RISK FRAMEWORK

How we define risk (unaudited)

Risk is any uncertainty about us being able to achieve our business objectives. It can be split into a set of key risk types, each of which could affect our results and our financial resources. Enterprise wide risk is the aggregate view of all the key risk types described below:

Key risk types	Description

Credit	The risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.

Market	Banking market risk – the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

Trading market risk – the risk of changes in market factors that affect the value of positions in the trading book.

Liquidity	The risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.

Capital	The risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements, market expectations and dividend payments, including AT1 coupons.

Pension	The risk caused by our contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.

Conduct and regulatory	Conduct risk – the risk that our decisions and behaviours lead to a detriment or poor outcome for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity.

Regulatory risk – the risk of financial or reputational loss, or imposition or conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.

Operational risk	The risk of loss due to inadequate or failed internal processes, people and systems, or external events. We give a particular focus to the following risks which we mitigate through our management of operational risk:

Process and change management risk – A key part of our business strategy is to develop and deliver new banking channels and products. We are also implementing a large number of regulatory and legal changes, impacting all areas of our business.

Third party risk – We rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods.

Cyber risk – We rely extensively on the use of technology across our business. It is critically important that we give our customers a secure environment in which to deal with us, especially when the threat from cyber criminals is so prevalent and more sophisticated than ever. Failure to protect the data assets of Santander UK and its customers against theft, damage or destruction from cyber-attacks could result in damage to our reputation and direct financial losses.

Other key risk types	Financial crime risk – the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, bribery and corruption. Failure to meet our legal and regulatory obligations could result in criminal or civil penalties against Santander UK or individuals, as well as affecting our customers and the communities we serve.

Legal risk – the risk of an impact arising from legal deficiencies in contracts; failure to protect assets; failure to manage legal disputes appropriately; failure to assess or implement the requirements of a change of law; or failure to comply with law or regulation or to discharge duties or responsibilities created by law or regulation.

Strategic and business risk – the risk of significant loss or damage arising from strategic decisions that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.

Reputational risk – the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.

Model risk – the risk that the results of our models may be inaccurate, causing us to make sub-optimal decisions, or that a model may be used inappropriately.

Top and emerging risks

Several of our risk types also have top risks associated with them. We regularly review the top risks that could impact our business, customers and shareholders. Top risks actively monitored over 2019 are set out in the relevant section of this Risk review and summarised in the ‘Top Risks’ section in the Strategic report. We also regularly review emerging risks that could impact our business, customers and shareholders. The identification of Emerging Risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as regulation, markets, technology, competition, customers, geo-politics, climate change and the economy. Emerging risks actively monitored over 2019 are set out in the relevant section of this Risk review and summarised in the ‘Emerging Risks’ section in the Strategic report.

Santander UK Group Holdings plc	71

Annual Report 2019 | Risk review

Key elements (unaudited)

Our Risk Framework sets out how we manage and control risk. In 2019, we updated our Risk Framework with the introduction of new minimum standards to strengthen controls around independence of decision-making following the introduction of ring-fencing on 1 January 2019.

As a group, Banco Santander supports the recommendations of the TCFD, which were published with the aim of improving disclosure of climate financial risk and opportunities. We also welcome the UK developments of the PRA and FCA to improve management and disclosure of climate change related risks. In October 2019, we submitted an initial implementation plan to the PRA to address the expectations set out Supervisory Statement 3/19 ‘Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change’. Alongside this plan, responsibility for climate related financial risks was added to the Statement of Responsibility of the CRO as SMF holder. Delivering on our plan will be a multi-year programme. We are targeting the end of 2022 to achieve full adoption, aligned to the implementation path as set out in the TCFD recommendations. For more, see the case study ‘Addressing climate risk’ in the Risk appetite section that follows.

In addition, in 2020, we introduced a new standard to consider the impact of risks related to climate change.

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

The Board reviews and approves our Risk Culture Statement every year. Senior executives are responsible for promoting our risk culture from the top. They drive cultural change and increased accountability across the business. We reinforce our Risk Culture Statement and embed our risk culture in all our business units through our Risk Framework, Risk Certifications and other initiatives. This includes highlighting that:

–	It is everyone’s personal responsibility to play their part in managing risk
–	We must Identify, Assess, Manage and Report risk quickly and accurately
–	We make risk part of how we assess our people’s performance and how we recruit, develop and reward them
–	Our internal control system is essential to ensure we manage and control risk in line with our principles, standards, Risk Appetite and policies.

We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms that they have managed risk in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions to be taken to correct them. This is a tangible sign of the personal responsibility that is such a key part of our risk culture.

Our risk culture programme – I AM Risk

I AM Risk continues to play a key part in our aim to be the best bank for our people, customers, shareholders and communities. Our I AM Risk approach aims to make sure our people:

– Identify risks and opportunities – Assess their probability and impact – Manage the risks and suggest alternatives – Report, challenge, review, learn and ‘speak up’.

I AM Risk is how we make risk management part of everyone’s life as a Santander UK employee from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk to speak up and to come up with ideas. We use I AM Risk in our risk certifications, policies, frameworks and governance, and risk-related communications. We also include it in reward arrangements and in mandatory training and induction courses for our staff. To support this, our learning website includes e-learning videos and factsheets.

As part of I AM Risk, we include mandatory risk objectives for all our people in our performance management processes – from our Executive Committee to branch staff. The Executive Committee leads our culture initiatives under the CEO’s sponsorship. In our most recent employment engagement survey, over 90% of employees recognised their personal responsibility for the risks they face in their day-to-day work. This demonstrates how we have embedded risk management in our culture.

I AM Risk Month

In November 2019, we once again joined colleagues from across the Banco Santander group to celebrate our risk culture, with an emphasis on what I AM Risk means to each of us. As a business, we are going through a significant period of transformation, whilst dealing with a highly competitive financial services sector and a challenging political and regulatory environment. At times of change, it is natural for people to feel under more pressure; to act quickly, to deliver and to succeed. We know that we need to deliver, but how we make the decisions that help us achieve our goals is also critical, and considering the risks involved is a key part of that process. We also recognise that managing our risks can result in broader benefits for the business.

Simplifying our processes, reducing the number of systems we use, improving the quality of our data or automating controls; these are all examples of ways we can reduce the risks we face, whilst also making things more efficient and simpler, for both our customers and our colleagues. We recognise that we need to remain vigilant in identifying, assessing, managing and reporting all risks. We need to speak up when we see a risk, so we can work together to do the right thing for our colleagues, customers and shareholders. It is by working together across the business that we can get the best from each other, be confident in the decisions we make and help the business achieve its goals.

Over the four weeks of I AM Risk Month, we encouraged our colleagues to use our I AM Risk resources to:

–	Join our new I AM Risk Hub to help each other become more risk aware
–	Recognise a colleague for good risk behaviour
–	Share a story of how an individual or team have taken personal accountability for risk
–	Use our Speak Up Matrix to help find the right channels to raise any concerns.

72	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk governance

Our risk governance structure

We are committed to the highest standards of corporate governance in every part of our business. This includes risk management. For details of our governance, including the Board and its Committees, see the ‘Governance’ section of this Annual Report. The Board delegates certain responsibilities to Board Level Committees as needed and where appropriate. Our risk governance structure strengthens our ability to identify, assess, manage and report risks, as follows:

–	Committees: A number of Board and Executive committees are responsible for specific parts of our Risk Framework
–	Key senior management roles: A number of senior roles have specific responsibilities for risk management
–	Risk organisational structure: We have the ‘three lines of defence’ model built into the way we run our business.

Committees

The Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities

The Board (including the Santander UK plc Board)	- Has overall responsibility for business execution and for managing risk - Reviews and approves the Risk Framework and Risk Appetite.

Board Risk Committee

-  Assesses the Risk Framework and recommends it to the Board for approval

-  Advises the Board on our overall Risk Appetite, tolerance and strategy

-  Oversees our exposure to risk and our strategy and advises the Board on both

-  Reviews the effectiveness of our risk management systems and internal controls.

Board Responsible Banking Committee

-  Responsible for culture and operational risk from conduct, compliance, competition, financial crime & legal matters

-  Reviews reports from the CLRO on the adequacy and effectiveness of the compliance function

-  Ensures that adequate and effective control processes are in place to identify and manage reputational risks

-  Oversees our Corporate Social Responsibility programme and how it impacts on employees, communities, the environment including sustainability and climate change, reputation, brand and market positioning.

Board Audit Committee

-  Monitors and reviews the financial statements integrity, and any formal announcements on financial performance

-  Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements

-  Monitors and reviews the effectiveness of the internal audit function.

Board Remuneration Committee	- Oversees implementation of remuneration policies, ensuring they promote sound, effective risk management.

The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities

Executive Committee

-  Reviews business plans in line with our Risk Framework and Risk Appetite before they are recommended to the Board to approve.

-  Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken.

Senior Management Committee

-  Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged

-  Reviews updates on key risk issues, customer, reputational and conduct matters.

Executive Risk Control Committee (ERCC)

-  Reviews Risk Appetite proposals before they are sent to the Board Risk Committee and the Board to approve

-  Ensures that we comply with our Risk Framework, Risk Appetite and risk policies

-  Reviews and monitors our risk exposures and approves any corrective steps we need to take.

Asset and Liability Committee (ALCO)

-  Reviews liquidity risk appetite (LRA) proposals

-  Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board

-  Reviews and monitors our key asset and liability management activities to ensure we keep our exposure in line with our Risk Appetite.

Pensions Committee

-  Reviews pension risk appetite proposals

-  Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding

-  Consults with the pension scheme trustees on the scheme’s investment strategy.

Capital Committee

-  Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework

-  Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve.

Incident Accountability Committee	- Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments - Presents recommendations to the Board Remuneration Committee.

Credit Approval Committee	- Approves corporate and wholesale credit transactions which exceed levels delegated to lower level approval forums or individuals.

Investment Approval Committee	- Approves equity type investment transactions which exceed levels delegated to lower level approval forums or individuals.

Key senior management roles

Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities

Chief Executive Officer	The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO must also ensure we have a suitable system of controls to manage risks and report to the Board on it.

Chief Risk Officer (CRO)	As the Risk Division leader, oversees and challenges risk activities, and ensures new lending decisions are made within our Risk Appetite. Accountable for the control and oversight of credit, market, liquidity, capital, pension, strategic and business, operational and model risks.

Chief Legal and Regulatory Officer (CLRO)	Accountable for the control and oversight of legal, conduct and regulatory, reputational and financial crime risk, and is responsible for reporting on these risks to the CRO to provide them with a holistic enterprise wide view of all risks.

Chief Financial Officer	Responsible for developing strategy, leadership and management of the CFO and Financial Accounting & Control Divisions. In supporting our corporate goals within our risk appetite, the CFO is responsible for managing interest rate, liquidity, pension and capital risks.

Chief Internal Auditor (CIA)	Designs and uses an audit system that identifies key risks and evaluates controls. The CIA also develops an audit plan to assess existing risks that involve producing audit, assurance and monitoring reports.

Money Laundering Reporting Officer (MLRO)	Responsible to the CLRO for control and oversight of financial crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the FCA.

Santander UK Group Holdings plc	73

Annual Report 2019 | Risk review

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

The diagram below shows the reporting lines to the Board (including the Santander UK plc Board) with respect to risk:

Internal control system (unaudited)

Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, standards, roles and responsibilities, and governance for internal control. Our Risk Framework covers the categories below:

Category	Description

Risk Frameworks	Set out how we should manage and control risk across the business (overall framework), our key risk types (risk type frameworks) and our key risk activities (risk activity frameworks).

Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.

Strategic Commercial Plans	Plans produced by business areas, at least annually, which describe the forecasted objectives, volumes and risk profile of new and existing business, within the limits defined in our Risk Appetite.

Risk Appetite	See our Risk Appetite section that follows.

Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.

Risk Certifications	Business Units, Business Support Units or Risk Control Units set out how they have managed and/or controlled risks in line with our risk frameworks and within our Risk Appetite. They are completed at least once a year and explain action to be taken. This helps ensure people can be held personally accountable.

74	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk governance

RISK APPETITE (UNAUDITED)

How we control the risks we are prepared to take

When our Board sets our strategic objectives, it is important that we are clear about the risks we are prepared to take to achieve them. We express this through our Risk Appetite Statement, which defines the amount and kind of risk we are willing to take. Our Risk Appetite and strategy are closely linked, and our strategy must be achievable within the limits set out in our Risk Appetite.

The principles of our Risk Appetite

Our Risk Appetite Statement lists ten principles that we use to set our Risk Appetite.

–

We always aim to have enough financial resources to continue to do business in adverse but plausible stressed economic and business conditions, as well as to survive a very severe stress that would deplete our capital reserves

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

How we describe the limits in our Risk Appetite

Our Risk Appetite sets out detailed limits for different types of risk, using metrics and qualitative statements.

Metrics

We use metrics to set limits on losses, capital, liquidity and concentration. We set:

–	Limits for losses for our most important risks, including credit, market, operational and conduct risk
–	Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure economic capital (EC)
–	Liquidity limits according to a range of plausible stress scenarios for our business
–	Concentration limits, to determine the maximum concentration level that we are willing to accept.

These limits apply in normal business conditions, but also when we might be experiencing a far more difficult economic environment. A good example of this might be when the UK economy is performing much worse than we expected. We refer to conditions like this as being under stress. There is more on EC and stress scenarios later in this section.

Qualitative statements

For some types of risk we also use qualitative statements that describe in words the appetite we want to set. For example, in operational risk, we use them to describe our risk-averse appetite for cyber risk. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.

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

The CRO, as the SMF holder, is responsible for climate-related financial risks. The management of these risks lies in the first line of defence. It is therefore expected that the CRO will be supported by the business division heads to fulfil these responsibilities. To address TCFD recommendations and PRA expectations a Climate Change Working Group (CCWG) was launched in 2019 and re-launched in Q1 2020. This CCWG co-ordinates the efforts to deliver the implementation plan and will report on progress to the CRO, ERCC and Board Risk Committee.

The first half of 2020 will see the documentation of firm-wide climate change risk management governance arrangements. This will articulate the roles and responsibilities and the committees involved across the three lines of defence. During the second half of 2020, the link between climate change related metrics and remuneration will be defined.

Climate-related risks could eventually manifest in credit, market and operational risks for financial institutions. We are reviewing the appropriate parts of the Risk Framework, Risk Type Frameworks (in particular Credit and Operational risk) and the Risk Appetite Statement to explicitly include climate-related risks.

Santander UK Group Holdings plc	75

Annual Report 2019 | Risk review

STRESS TESTING (UNAUDITED)

Stress testing helps us understand how different events and economic conditions could affect our business plan, earnings and risk profile. This helps us plan and manage our business.

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

We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example, the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. One scenario looks at what might happen in a recession where the output of the economy shrinks by around 5%, unemployment reaches over 9%, and house prices fall by around 30% in a context of high inflation and interest rates rising rapidly. We use a comprehensive suite of stress scenarios to explore sensitivities to market risk, including those based on historical market events.

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

HOW RISK IS DISTRIBUTED ACROSS OUR BUSINESS (UNAUDITED)

Economic capital

As well as assessing how much regulatory capital we need to hold, we use an internal EC model to measure our risk. We use EC to get a consistent measure across different risk types. EC also takes account of how concentrated our portfolios are, and how much diversification there is between our various businesses and risk types. As a consequence, we can use EC for a range of risk management activities. For example, we can use it to help us compare requirements in our ICAAP or to get a risk-adjusted comparison of income from different activities.

Regulatory capital – risk-weighted assets

We hold regulatory capital against our credit, market and operational risks. In 2019, the largest category continued to be credit risk in Retail Banking, which accounted for more than half of our risk-weighted assets. This reflects our business strategy and balance sheet.

For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

76	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Credit risk

Overview (unaudited)

Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for which we assumed a financial obligation.

Santander UK group level

We start by discussing credit risk at a Santander UK group level. We set out how our exposures arise, our types of customer and how we manage them, and our approach to credit risk across the credit risk lifecycle. We provide an introduction into how climate change could impact credit risk. We also discuss our ECL approach and the key inputs to our ECL model. We then analyse our key metrics, credit performance and forbearance.

Business segments

Then we cover Retail Banking separately from our other business segments – Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre – in more detail.

Key metrics (unaudited) Stage 3 ratio improved to 1.15% (2018: 1.29%). Loss allowances increased to £863m (2018: £807m). Average LTV of 65% (2018: 63%) on new mortgage lending.

Credit risk – Santander UK group level

SANTANDER UK GROUP LEVEL – CREDIT RISK MANAGEMENT

Exposures

Exposures to credit risk arise in our business segments from:

Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre
– Residential mortgages, business banking, consumer (auto) finance and other unsecured lending (credit cards, personal loans and overdrafts).	– Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.	– Loans, bank accounts, treasury services, treasury markets activities, trade finance, receivables discounting and cash transmission.	– Asset and liability management of our balance sheet, as well as our non-core and Legacy Portfolios being run down.
– We provide these to individuals and small businesses.	– We provide these to SMEs and mid corporates, Commercial Real Estate and Social Housing associations.	– We provide these to large corporates and financial institutions.	– Exposures include sovereign and other international organisation assets that we hold for liquidity.

The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report our short term markets business in Corporate Centre rather than in Corporate & Investment Banking. See Note 2 for more information.

Our types of customers and how we manage them

We manage credit risk across all our business segments in line with the credit risk lifecycle that we show in the next section. We tailor the way we manage risk to the type of customer. We classify our customers as standardised or non-standardised:

Standardised	Non-standardised
– Mainly individuals and small businesses. Their transactions are for relatively small amounts of money and share similar credit characteristics.	– Mainly medium and large corporate customers. Their transactions are for larger values and have more diverse credit characteristics.
– In Retail Banking, Corporate & Commercial Banking (for some small, non-complex corporate clients) and Corporate Centre (for our non-core portfolios).	– In Retail Banking (for some business banking transactions), Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre.
– We manage risk using automated decision-making tools. These are backed by teams of expert analysts.	– We manage risk through expert analysis. We support this with decision-making tools based on internal risk assessment models.

In 2019, we developed a high-level analysis of our credit portfolios based on various climate scenarios: a business-as usual (BAU) scenario (which trends towards 3.7°C of average global warming by 2100) and a low-carbon transition scenario (which trends towards 2°C of warming). This analysis is referred to as the ‘Climate Portfolio Screen’.

The aim of the Climate Portfolio Screen was to identify sectors and segments of the Santander UK lending book where there could be greater potential opportunities and risks associated with both the transition to a lower carbon economy and changes in physical climatic conditions.

According to this analysis, the sectors of most concern based on exposure and or potential risks are mortgages, real estate, consumer finance and automotives. For the mortgage portfolio, we are working on a project that will help us understand the physical and transition risks in our mortgage book under different climate scenarios.

Santander UK Group Holdings plc	77

Annual Report 2019 | Risk review

Our approach to credit risk

We manage our portfolios across the credit risk lifecycle (above), from drawing up our risk strategy, plans, budgets and limits to making sure the actual risk profile of our exposures stays in line with our business plans and within our Risk Appetite. We further tailor the way we manage risk across the lifecycle to the type of product. We say more on this in the Credit risk – Retail Banking and the Credit risk – Other business segments sections.

1. Risk strategy and planning

All relevant areas of the business work together to create our business plans. We aim to balance our strategy, goals, and financial and technical resources with our Risk Appetite. To do this, we focus on economic and market conditions and forecasts, regulations, conduct matters, profitability, returns and market share. The result is an agreed set of targets and limits that help us direct our business.

2. Assessment and origination

Managing credit risk begins with lending responsibly. That means only lending to customers who can afford to pay us back, even if things get tighter for them, and are committed to paying us back. We perform a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We make these decisions with authority from the Board and we consider:

–	The credit quality of the customer
–	The underlying risk – and how we can mitigate it, such as through netting or collateral
–	Our risk policy, limits and appetite
–	Whether we can balance the amount of risk we face with the returns we expect, and
–	Assessment of customer affordability.

We also use stress testing, for example to estimate how a customer might be able to cope if interest rates rise.

3. Monitoring

We measure and monitor changes in our credit risk profile on a regular and systematic basis against our budgets, limits and benchmarks. We monitor credit performance by portfolio, segment, customer or transaction. If our portfolios do not perform as we expect, we investigate to understand the reasons. Then we take action to mitigate it as far as possible and bring performance back on track. We monitor and review our risk profile through formal governance forums and committees across our business. These agree and track any steps we need to take to manage our portfolios, to make sure the impact is prompt and effective. This structure is a vital feedback tool to coordinate issues, trends and developments across each part of the credit risk lifecycle.

Credit concentrations

A core part of our monitoring and management is a focus on credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set concentration limits in line with our Risk Appetite and review them on a regular basis. We track how concentrated our portfolios are using a range of criteria. These include geographies, economic sectors, products and groups of customers.

Geographical concentrations

We set exposure limits to countries and geographies, with reference to the country limits set by Banco Santander. These are determined according to how the country is classified (whether it is a developed OECD country or not), its credit rating, its gross domestic product, and the products and services we or Banco Santander want to offer in that country. For more geographical information, see ‘Country risk exposures’.

Industry concentrations

We also set exposure limits by industry sector. We set these limits based on the industry outlook, our strategic aims and desired level of concentration, and relevant limits set by Banco Santander. We analyse committed exposures in the ‘Credit risk review’.

4. Arrears management

Sometimes our customers face financial difficulty and may fall into payment arrears or breach the conditions of their credit facility. If this happens, we work with them to get their account back on track. We aim to support our customers and keep our relationship with them. To do this, we:

–	Find affordable and sustainable ways of repaying to fit their circumstances
–	Monitor their finances and use models to predict how they will cope. This helps us put in place the right strategy to manage their debt
–	Work with them to get their account back on track as soon as possible in a way that works for them and us
–	Monitor agreements we make to manage their debt, so we know they are working.

For more, see the Forbearance section on the next page.

5. Debt recovery

Sometimes, even when we have taken all reasonable and responsible steps we can to manage arrears, they are not effective. If this happens, we have to end our agreement with the customer and try to recover the whole debt, or as much of it as we can.

78	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Loan modifications

We sometimes change the terms of a loan when a customer gets into financial difficulty (this is known as forbearance), or for other commercial reasons.

Forbearance

When a customer gets into financial difficulties, we can change the terms of their loan, either temporarily or permanently. We do this to help customers through temporary periods of difficulty so they can get back on to sustainable terms and fully pay off the loan over its lifetime, with support if needed. We try to do this before the customer defaults. Whatever we offer, we assess it to make sure the customer can afford the repayments. Forbearance improves our customer relationships and our credit risk profile. We review our approach regularly to make sure it is still effective. In a few cases, we can help a customer in this way more than once. This can happen if the plan to repay their debt doesn’t work and we have to draw up another one. When this happens more than once in a year, or more than three times in five years, we call it multiple forbearance. We only use foreclosure or repossession as a last resort.

When we agree to forbearance, we consider that the account has suffered a Significant Increase in Credit Risk (SICR), as we explain later on. We review our loss allowance for it and report the account as forborne. For retail accounts, if an account is in Stage 1 (a 12-month ECL) when we agree forbearance, we transfer it to Stage 2 (a lifetime ECL). For all accounts, if an account is already in Stage 2 when we agree forbearance, we keep it in Stage 2 unless the forbearance arrangement involves the forgiveness of fees and interest which would put the case into Stage 3 (a lifetime ECL). If an account is already in Stage 3 when we agree forbearance, we keep it in Stage 3. We monitor the performance of all forborne loans. A loan moves from a lifetime ECL to a 12-month ECL once the criteria to exit forbearance have been met, as set out below.

Exit from forbearance or cure

For a loan to exit forbearance, all the following conditions must be met:

–	The loan has been forborne for at least two years or, if forbearance was temporary, must have returned to performing under normal terms for at least two years
–	The loan has been performing under the forborne terms for at least two years
–	The account is no longer in arrears, and the customer has no other material debts with us which are more than 30 days in arrears.

Other modifications

When a customer is not showing any signs of financial difficulties, we can also change the terms of their loan. We do this to keep a good relationship with them.

Risk measurement and control

We measure and control credit risk at all stages across the credit risk lifecycle. We have a range of tools, processes and approaches, but we rely mainly on:

–

Credit control: as a core part of risk management we generate, extract and store accurate, comprehensive and timely data to track credit limits. We use internal data and data from third parties like credit bureaux.

–	Models: we use models widely to measure credit risk and capital needs. They range from statistical and expert models to benchmarks.
–	Review: we use formal and informal forums to approve, validate, review and challenge our risk management. We do this to help predict if our credit risk will worsen.

Key metrics

We use a number of key metrics to measure and control credit risk, as follows:

Metric	Description

Expected Credit Loss (ECL)	ECL tells us what credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since origination. We explain how we calculate ECL below.

Stages 1, 2 and 3	We assess each facility’s credit risk profile to determine which stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages including monitoring of coverage ratios for each stage. We explain how we allocate a facility to Stage 1, 2 or 3 below.

Stage 3 ratio

The Stage 3 ratio is total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures. We changed our definition of the Stage 3 ratio in 2019 and restated 2018 for consistency. The Stage 3 ratio was previously calculated as Stage 3 exposures as a percentage of customer loans. The Stage 3 ratio at 31 December 2018 using the new definition was 1.29%, compared to 1.20% using the previous definition.

Following the introduction of IFRS 9 in 2018, the Stage 3 ratio became the main indicator of credit quality performance and replaces the NPL ratio which is no longer reported.

Expected Loss (EL)	EL is based on the regulatory capital rules of CRD IV and gives us another view of credit risk. It is the product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality. There are differences between regulatory EL and IFRS 9 ECL, which we set out below. For the rest of our Risk review, impairments, losses and loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS accounting policy on impairment, see Note 1 to the Consolidated Financial Statements.

We also assess risks from other perspectives, such as geography, business area, product and process to identify areas we need to focus on. We also use stress testing to establish vulnerabilities to economic deterioration. Our business segments tailor their approach to credit risk to their own customers, as we explain later on.

Key differences between regulatory EL and IFRS 9 ECL models (unaudited)

There are differences between the regulatory EL and the IFRS 9 ECL approaches. Although our IFRS 9 models use the existing Basel advanced IRB risk components, we need to make several adjustments to ensure the outcome is in line with the IFRS 9 requirements, as follows.

	Basel advanced IRB EL	IFRS 9 ECL

Rating philosophy	Mix of point-in-time, through-the-cycle or hybrid	Point-in-time, forward-looking. Considers a range of economic scenarios

Parameters calibration	Contains regulatory floors and downturn calibration	Unbiased estimate, based on conditions known at the balance sheet date

Calculation timing	Considers aggregation of possible default events in the next 12 months	Considers monthly calculation of parameters, for all possible future default dates. First 12 months are used for Stage 1, full lifetime for Stages 2 and 3.

Probability of Default (PD)	PD in the next 12 months	Includes forward-looking economic data and removes conservatism and bias. Adjusted to convert from 12 months to lifetime for Stages 2 and 3

Loss Given Default (LGD)	Lifetime LGD for defaults in the next 12 months	Modelled without regulatory floors and exclusion of indirect costs

Exposure at Default (EAD)	Exposure at the point of default if the customer defaults in the next 12 months	Floored at amount owed, except on some revolving facilities. Recognises ability for exposure to reduce from the balance sheet date to default date

SICR	Does not include SICR concept	Includes SICR concept

Discounting applied	At the weighted average cost of capital to the default date	At the effective interest rate (EIR) to the balance sheet date

Santander UK Group Holdings plc	79

Annual Report 2019 | Risk review

Recognising ECL

The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted in order to reflect the risk of a loss being incurred even when it is considered unlikely.

Multiple economic scenarios and probability weights

For all our portfolios, except CIB (which we cover in more depth below), we use five forward-looking economic scenarios. They consist of a central base case, two upside scenarios and two downside scenarios. We use five scenarios to reflect a wide range of possible outcomes in the performance of the UK economy.

Base case

Our base case assumes that the UK will negotiate a trade deal with the EU and that there will be an orderly exit.

Base case key macroeconomic assumptions for 2019

–  House price growth: House price growth is forecast to remain at 1% for 2020 with growth pushing up over the subsequent years to 2%. This reflects the subdued nature of the housing market over the last few years, which has led, on average, to low levels of house price growth.

–  GDP: GDP is forecast to follow a similar growth path to last year over 2020 as uncertainty over the UK’s future trading relationship with the EU continues. However, moving forward growth is expected by 2021 to follow a stronger growth path as the uncertainties from Brexit start to fall away and the economy adjusts to its new position outside the EU, but with a free trade agreement between the UK and EU in place.

–  Unemployment rate: Unemployment is expected to continue its current trend at approximately 4% over the forecast period, in line with the consensus view.

–  Bank of England Base Rate (Base Rate): For Bank of England base rate forecast, the base case currently assumes a flat profile of 75bps for our planning horizon. This is based on the view that we have a deal and a smooth transition, providing some stability to the economy. With inflation expected to remain near target, the Monetary Policy Committee will wait to understand how the economy responds to the new economic environment before changing the Bank Rate.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. This is reflected in an average growth expectation of less than 1.6% pa, the OBR’s latest estimate of the UK’s long run average growth rate.

We expect the low value of sterling to continue into 2020. However, we would expect some improvement if the economic data continues to recover and there is constructive dialogue between the UK and the EU on agreeing the terms of a future trade deal. Even though the continuing Brexit negotiations on a future trade deal are likely to result in some increased trade costs between the EU and UK, these are not expected to significantly impact the downwards trend in the share of UK exports going to the EU.

CPI inflation is forecast to remain around the 2% target rate and nominal earnings growth of approximately 3% is expected to continue over the forecast horizon. This implies positive real earnings growth, which in turn will support household spending power. However, the effect of limited business investment on growth will continue until the final outcome of Brexit is known. Furthermore, with the household savings ratio stabilising and consumer credit growth slowing, consumer demand will be driven increasingly by the fundamentals of household income growth.

In summary, the base case assumes that activity will continue to run at a relatively slow pace as we move through 2020 but will pick up further in subsequent years.

Key changes to our base case in 2019

The key changes to our base case assumptions in 2019 were that we lowered our GDP forecasts for 2019, 2020 and 2021 to reflect the slower growth we have been seeing given the continuing Brexit uncertainty and the decline in global growth. We also reduced house price growth slightly for 2020 and 2021 and the unsecured lending path was amended to reflect Bank of England revisions to historic estimates.

(i) For all our portfolios, except CIB

Our forecasting approach

We derive our scenarios in part by using a set of parameters in GDP fan charts published by the Office for Budget Responsibility (OBR) twice a year. To avoid major changes to the scenarios due to changes in the OBR fan charts, we place more weight on what the long-run outlook of the fan charts are rather than relying solely on each individual release as this can create large swings in the scenarios which may not be appropriate. We use the OBR fan charts to calculate our GDP paths for each scenario. These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to illustrate the uncertainty regarding the outcome of a variable, in this case GDP.

We use the 0.6 and 0.7 fan chart paths for our Upside scenarios, and the 0.3 path for Downside 1. However, for Downside 2 we use a blend of the Downside 1 scenario and the recession of the early 1980s. We believe that a recession of that order of magnitude is more likely than a repeat of the 2008/09 recession. This means that in the longer run the GDP levels in our Downside 1 and 2 scenarios converge. To ensure that Downside 2 is kept consistent with any changes to the OBR fan charts, we calculate the Downside 2 GDP by taking the percentage difference between Downside 2 and Downside 1 GDP in the original forecast and applying this difference to the new Downside 1.

Our use of five scenarios is designed to reflect different possible outcomes to the base case forecast highlighting the upside and downside risks associated with the central scenario. The downside risks include unfavourable developments for Brexit, a further and sharper downturn in global growth, continuation of the very low productivity growth seen in the UK, and a move to a more protectionist agenda for trade. The upside risks are more muted at present and include the quick implementation of a new free trade agreement with the EU and an upturn in global growth, coupled with a move to more open trade.

The two upside scenarios are based on a faster global recovery and the UK quickly concluding trade agreements with a number of countries after leaving the EU, along with minimum effective tariffs. It is also based on productivity growth recovering. If this is combined with a strong supply side response, interest rate normalisation can occur in a gradual and well managed fashion. The difference between the two scenarios is how quickly the recovery happens and the strength of global recovery.

80	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Regarding the two downside scenarios, Downside 1 reflects slower growth for longer, representing a period of continued uncertainty as the Brexit process continues to mute expectations. It also assumes ‘lower for longer’ global growth. With sterling under continuing pressure, this causes the Monetary Policy Committee (the MPC) to raise rates to quell further inflation even though a looser stance would be more beneficial to growth. Business and household confidence continue to be negative and business investment struggles. In terms of trade, the UK defaults to WTO rules with the EU but maintains an open trade policy pursuing bilateral trade agreements with countries rather than pure free trade agreements. Downside 2 assumes the UK economy goes into outright recession. Here global growth is undermined by further weakness among the advanced economies and the emerging markets slowing more markedly than expected. This scenario also assumes that the UK leaves the EU without a trade deal and that business investment contracts further given the continued uncertainty over future trading arrangements. There is also widespread and substantial capital flight as overseas investors sell UK assets, which in turn leads to a tightening in domestic financial conditions. As overseas investors’ appetite for UK assets diminishes, this causes a sell-off in sterling and pushes up inflation, with the MPC forced to raise rates to mitigate this. Rising interest rates trigger an increase in debt-servicing costs for households with variable rate mortgages. This combined with the additional negative shock of higher unemployment leads to rising impairments, with some borrowers forced to sell their properties which leads to a fall in property values. The UK continues to negotiate trade deals with other countries, including the EU, and the successful implementation of these goes some way to restoring stability and business confidence with the UK returning to trend growth in the outer years.

Given the above, our scenarios and weights reflect the range of possible outcomes that the UK may face in 2020 and beyond.

Once we have established the GDP paths for each scenario, we run them through the Oxford Global Economic Model (OGEM) to derive the other macroeconomic variables, such as unemployment and house prices. These variables are the product of the GDP growth paths we have forecast and the output of the OGEM for these particular growth paths. We then impose a Bank Rate profile for each scenario using expert judgement. We determine the Bank Rate by using the base case Bank Rate profile and adjusting this for each of the four scenarios. To do this, we firstly consider what each of the scenarios is trying to achieve.

For the upside scenarios which have a higher growth path and rising productivity growth, a strengthening of sterling keeps CPI inflation low and allows for a managed tightening of the monetary stance. In contrast, the downside scenarios show monetary policy forced into a reactive stance to contain CPI inflation at a time of weakening output growth, so we assume the Bank of England would raise rates in this scenario in order to bring the inflation rate back to its target rate. The rising Bank Rate profiles are based on forward guidance from the Bank of England where increases are assumed to be gradual and incremental.

We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three-year planning processes, or sooner if there is a material change in current or expected economic conditions. We refresh all our economic scenarios each quarter to reflect the latest data and OBR fan charts if these have changed, which are then reviewed and approved by ALCO. ALCO also assess the probability weights at least once a quarter. We avoid embedding new economic scenarios into our models on a quarter-end month. Instead, we aim to run the model with the new scenarios for two months before the quarter-end to ensure that we can fully validate the output.

We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them, where needed. In 2019, there were no significant differences between our base case forecasts and the consensus views.

Key changes to our forecasting approach in 2019

In 2019, there were no significant changes in our forecasting approach, except that for the two upside scenarios we have changed the Bank Rate profiles. Initially, we had a falling Bank Rate profile for the upside scenarios to maintain symmetry with the downside scenarios, which showed a rising Bank Rate. However, it was later decided that symmetrical outcomes were no longer required for the upside and downside scenarios; rather it was more logical to have Bank Rate rising when the economy is growing strongly, and inflation is picking up.

Scenario weights

To determine our initial scenario weights, we give the highest weight to the base case, whilst the outer scenarios typically attract lower weights than the more moderate ones. We also consider how the GDP five-year average growth rates for each scenario fits with the average growth rates over the last 10 years in helping to determine the weights to apply. We use a 10-year period as we consider this more reflective of the current UK economic environment. For example, our recent analysis shows that the likelihood that growth is positive occurs 90% of the time, so there could be negative growth 10% of the time. Therefore, using this approach would suggest we apply a 10% weight to the scenario with negative growth, in this case Downside 2. We also consider changes in the economic and political environment and whether such forces suggest further small changes to the weights would be appropriate. For example, due to the current economic position both in the UK and globally and policy concerns around securing a trade deal with the EU by the end of 2020, we have applied a higher weight to the downside scenarios than focusing on historical experience as a guide would suggest. We consider this appropriate in light of the consensus view of the future performance of the UK economy and the balance of risks, which are currently more heavily weighted to the downside.

As part of our review of the scenarios and weights that we use, we perform statistical analysis to assess whether their use ensures that we capture the non-linearity of losses implied by the results. The outcome of this analysis, which modelled several additional scenarios, showed that there is a non-linear relationship between the ECLs based on the GDP growth paths for the individual scenarios for mortgages. In addition, the trend line modelled showed that our Base case, Downside 1 and Downside 2 scenarios provided a good fit for the loss distribution profile. For example, the base case scenario provides a good fit for losses in distribution for GDP between 1-2%; that Downside 1 does this for 0-1% and Downside 2 does this for less than 0%.

In terms of applying scenario weights to this for, say, Downside 1 we consider how much weight should be attached to an outcome where GDP is between 0-1%. To determine this, we run the GDP five-year average growth rates, as discussed above. Taking this approach and applying it to Downside 1, where GDP is between 0-1%, would be considered to happen between 20-40% of the time. Then using the actual GDP five-year average growth rate for the Downside 1 scenario (0.70%) this fits with a 30% likelihood which aligns with the current weight. However, as discussed above, we then review the outcome of the analysis against the global and domestic economic back drop which may mean making small changes to the weights profile to encompass the upside or downside risks associated with these events.

The scenario weights we applied for 2019 and 2018 were:

Scenario weights	Upside 2%	Upside 1%	Base case %	Downside 1%	Downside 2%
2019	5	10	40	30	15
2018	5	15	40	30	10

Key changes to our scenario weights in 2019

The key changes to our scenario weights were made in Q3 2019 to reduce the Upside 1 weight by 5% to reflect the lower upside risk to the base case forecast from global economic conditions and increase the Downside 2 weight by 5% to reflect the higher downside risks relating to Brexit and the risk of global recession.

Santander UK Group Holdings plc	81

Annual Report 2019 | Risk review

Our macroeconomic assumptions and their evolution throughout the forecast period

Our macroeconomic assumptions and their evolution throughout the forecast period for 2019 and 2018 were:

2019		Upside 2%	Upside 1%	Base case %	Downside 1%	Downside 2%
House price growth	5-year average increase/decrease	4.90	3.70	1.60	(1.20)	(9.30)
	Peak/(trough) (1) at	8.10	5.80	2.00	(2.80)	(13.50)
GDP	5-year average increase/decrease	2.40	2.00	1.60	0.70	0.20
	Cumulative growth/(fall) to peak/(trough) (2)	1.50	1.00	0.70	(1.10)	(5.60)
Unemployment rate	5-year end period	1.90	2.70	4.00	5.60	7.40
	Peak/(trough) at	1.88	2.73	4.10	5.64	7.84
Bank of England base rate	5-year end period	2.00	2.00	0.75	2.00	2.25
	Peak/(trough) at	2.00	2.00	0.75	2.00	3.00

2018
House price growth	5-year average increase/decrease	3.40	2.30	2.00	(2.00)	(9.50)
	Peak/(trough) at	7.40	4.60	2.00	(5.80)	(15.60)
GDP	5-year average increase/decrease	2.50	2.10	1.60	0.70	0.30
	Cumulative growth/(fall) to peak/(trough)	1.60	1.10	0.60	(0.60)	(6.10)
Unemployment rate	5-year end period	2.80	3.80	4.30	6.90	8.60
	Peak/(trough) at	2.58	3.71	4.39	7.30	8.65
Bank of England base rate	5-year end period	1.00	1.25	1.50	2.50	2.25
	Peak/(trough) at	2.00	2.00	1.50	2.50	3.00

(1)	Peak/(trough) refers to the peak that the variable will reach in the upside scenario and the trough that the variable will reach in the downside scenario.
(2)	Cumulative growth/(fall) refers to the cumulative change from the last historical data point for GDP growth to the peak (for Upside scenarios) or to the trough (for Downside scenarios).

The historical and forecast growth rates for the GDP assumptions we use for scenario modelling

The evolution of the historical and forecast growth rates for the GDP assumptions we used for scenario modelling at 31 December 2019 was:

Our forecasting period for GDP is five years and then we revert to the average trend growth over three years based on the OBR’s long-run GDP forecast.

In the Upside 1 and Upside 2 scenarios, the economy is assumed to peak by the end of Q4 2022, after which GDP declines. In the Downside 1 the trough occurs in Q4 2020 and in Downside 2 a trough is assumed to occur in Q2 2020. In all scenarios, we assume that GDP will have reverted to the OBR’s long-run forecast rate after Q4 2027. The reversion to mean for all macroeconomic variables is expected to take three years after the initial five-year forecast period.

Key changes to our alternative scenarios in 2019

In terms of key changes to our alternative scenarios in 2019, these only related to changes to the base case, historic data for each variable, OBR fan charts and the OGEM. We did not make any methodological changes to the scenarios. The combination of these different inputs will mean differences across the variables for each of the alternative scenarios when we update them each quarter. As such it is not possible to pin-point a specific reason for each change as we do not run the inputs in isolation. However, we compare the variables between each quarter and review any large changes to ensure they are not erroneous.

82	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

(ii) For our CIB portfolios

Our forecasting approach

For our CIB portfolios, we adopted the approach developed centrally by Banco Santander to ensure consistent treatment of these large and/or international counterparties across the Banco Santander group. For CIB, we use three scenarios (Base case, Upside and Downside). Like the UK scenarios, the base case uses the base scenario that has been developed and is used in other work that Banco Santander performs for planning and stress testing purposes. To develop the Downside scenario, the path of GDP for each country is calculated using the distribution probability of GDP estimated using a Monte Carlo simulation. The path used is the one that falls into a percentile that sits halfway between the baseline and global stress we use for our ICAAP. For the Upside, the distribution probability of GDP is again used, for each country the GDP path is consistent with the symmetric percentile selected on the Downside. This means that the scenarios maintain the asymmetry that comes with the probabilities of distribution.

Key changes to our forecasting approach in 2019

In 2019, there were no significant changes in our forecasting approach.

Scenario weights

For our CIB portfolios, to determine our initial scenario weights, we give the highest weight to the base case. As set out above, we base the GDP path associated with the Upside scenario on the distribution probability of GDP consistent with the symmetric percentile selected on the Downside. This allows us to maintain the asymmetry of the scenarios that has been introduced in the probabilities of distribution. It also enables us to assign centred weights.

The scenario weights we applied to the scenarios for our CIB portfolio for 2019 and 2018 were:

Scenario weights		Upside %	Base case %	Downside %
2019		30	40	30
2018		20	60	20

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for our CIB portfolio for 2019 and 2018 were:

GDP assumption		Upside %	Base case %	Downside %
2019	5 year average increase/decrease	3.7	3.5	3.0
	Cumulative growth/(fall) to peak/(trough) (1)	0.3	0.5	(1.2)
2018	5 year average increase/decrease	4.2	3.6	2.7
	Cumulative growth/(fall) to peak/(trough)	0.4	0.3	(0.8)

(1)	Cumulative growth/(fall) refers to the cumulative change from the last historical data point for GDP growth to the peak (for upside scenarios) or to the trough (for downside scenarios).

Key changes to our alternative scenarios in 2019

There were no key changes to our alternative scenarios in 2019.

Significant Increase in Credit Risk (SICR)

Loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual term of the loan, or the behavioural term for a revolving facility. Loans which have not experienced a SICR are subject to 12 month ECL. We assess the credit risk profile of each facility to determine which of three stages to allocate them to:

–

Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12 month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months

–

Stage 2: when there has been a SICR since initial recognition, but no credit impairment has materialised. We apply a loss allowance equal to the lifetime ECL i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility

–

Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is required. For more, see the section ‘Definition of default (Credit impaired)’ that follows.

We use a range of quantitative, qualitative and backstop criteria to identify exposures that have experienced a SICR. The Credit Risk Provisions Forum (CRPF) reviews and approves our SICR thresholds periodically. The Board Audit Committee reviews and challenges the appropriateness of them each year, or more often if we change them.

Quantitative criteria

We use quantitative criteria to identify where an exposure has increased in credit risk. The criteria we apply are based on whether any increase in the lifetime PD since the recognition date exceeds a set threshold both in relative and absolute terms. We base the value anticipated from the initial recognition on a similar set of assumptions and data to the ones we used at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since initial recognition. For each portfolio, the quantitative criteria we used for 2019 were:

Retail Banking(1)

	Consumer (auto)	Other unsecured			Corporate &	Corporate &

Mortgages	finance(2)	Personal loans	Credit cards	Overdrafts	Commercial Banking	Investment Banking
30bps	300bps	30bps	340bps	260bps	30bps	Internal rating method

(1)	In Business banking, for larger customers we apply the same criteria that we use for Corporate & Commercial Banking.
(2)

Consumer (auto) finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison.

The criteria above are absolute (rather than relative) increases in lifetime PD since initial recognition. These are all absolute values.

We also applied a relative threshold of 100% (doubling the PD) across all portfolios except CIB.

In 2019, there were no changes to the way that we measure SICR, except that we changed the absolute thresholds for unsecured personal loans and Corporate & Commercial Banking exposures to be calculated on an annualised basis to bring them into line with our other portfolios with no material impact on Stage allocation or ECL.

Santander UK Group Holdings plc	83

Annual Report 2019 | Risk review

Qualitative criteria

We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of any changes in PD. For each portfolio, the criteria we used for 2019 and 2018 were:

Retail Banking(1)

	Consumer (auto)	Other unsecured			Corporate &	Corporate &

Mortgages	finance	Personal loans	Credit cards	Overdrafts	Commercial Banking	Investment Banking
In forbearance	In forbearance	In Collections	In forbearance	Fees suspended	In forbearance
Default in last 24m	Deceased or Insolvent	Default in last 12m	Default in last 12m	Default in last 12m	Default in last 12m
>30 Days past due (DPD) in last 12m	Court ‘Return of goods’ order or Police watchlist		In Collections	Debit dormant >35 days	Watchlist – proactive management	Watchlist – proactive management
Bankrupt	Agreement terminated				Default at proxy origination
£100+ arrears	Payment holiday	£50+ arrears	£100+ arrears	Any excess in month
Cash Collection

(1)	In Business Banking, for larger customers we apply the same criteria that we use for Corporate & Commercial Banking.

Backstop criteria

As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.

Improvement in credit risk or cure

In some cases, instruments with a lifetime ECL (in Stage 2 or 3) may be transferred back to 12 month ECL (Stage 1). Financial assets in Stage 3 can only be transferred to Stage 2 or Stage 1 when they are no longer considered to be credit impaired, as defined below. Financial assets in Stage 2 can only be transferred to Stage 1 when they are no longer considered to have experienced a SICR. Where we identified a SICR using quantitative criteria, the instruments automatically transfer back to Stage 1 when the original PD-based transfer criteria are no longer met. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before the instruments can be reclassified to Stage 1. For a loan in forbearance to cure, it must meet the exit conditions set out in the earlier section ‘Forbearance’.

Definition of default (Credit impaired)

We define a financial instrument as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt the customer can keep up with their payments i.e. they are unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail Banking

–  They have been reported bankrupt or insolvent. This excludes accounts which are up to date and are not defaulted.

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

Other business segments: Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre

–  They have had a winding up notice issued, or something happens that is likely to trigger insolvency – such as another lender calls in a loan

–  Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract

–  They have regularly missed or delayed payments, even though they have not gone over the three-month limit for default

–  Their loan is unlikely to be refinanced or repaid in full on maturity

–   Their loan has an excessive LTV that is unlikely to be resolved, such as by a change in planning policy, pay-downs, or increase in market value.

Where we use the advanced internal ratings-based basis for a portfolio in our capital calculations, we use the same default definitions for ECL purposes. The CRPF reviews and approves the definition of default at least annually. The Board Audit Committee reviews and challenges the appropriateness of the definition each year, or more often if we change it.

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

84	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Forecast period

We base the forecast period for amortising facilities on the remaining contract term. For revolving facilities, we use an analytical approach based on the behavioural, rather than contractual, characteristics of the facility type. In some cases, we shorten the period to simplify the calculation. If we do this, we apply a post model adjustment to reflect our view of the full lifetime ECL.

Forward-looking information

Our assessments of a SICR and the calculation of ECL both incorporate forward-looking data. We perform historical analysis and identify the key economic variables that impact credit risk and ECL for each portfolio. These can include the house price growth, GDP, unemployment rate and Bank of England base rate. Where applicable, we incorporate these economic variables and their associated impacts into our models.

Economic forecasts have the most impact on the measurement of ECL for residential mortgages and, to a lesser extent, corporate loans. This is due to the long behavioural lives and large sizes of these portfolios. Economic forecasts have less impact on the measurement of ECL for our other portfolios. This is due to the shorter behavioural lives and smaller sizes of these portfolios.

Grouping of instruments for losses measured on a collective basis

We measure ECL at the individual financial instrument level. However, where we have used internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups. We typically group instruments where they share risk characteristics using one or more statistical models and assess them for impairment collectively.

We use this approach for:

–	all our Retail Banking portfolios (as described in Retail Banking – credit risk management)
–	SME customers in Corporate & Commercial Banking
–	Legacy Portfolios in run-off and the Crown Dependencies mortgage portfolio in Corporate Centre.

We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.

As described above, for our CIB portfolios (whether we assess them for impairment individually or collectively) we use three forward-looking economic scenarios for forecasting. For all our other portfolios (whether we assess them for impairment individually or collectively) we use five forward-looking economic scenarios.

Management judgement applied in calculating ECL

IFRS 9 recognises that expert management judgement is an essential part of calculating ECL. Specifically, where the historical data that we use in our models does not reflect current or future expected conditions, or the data we have does not cover a sufficient period or is not robust enough. We consider the significant management judgements in calculating ECL to be:

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

–

Probability weights: In determining the initial scenario probability weights, we assign the highest probability to the base case, whilst the outer scenarios typically attract lower probabilities than the more moderate ones.

–

SICR thresholds: We use a combination of quantitative (both absolute and relative), qualitative and backstop criteria to identify exposures that we consider have shown a SICR since initial recognition.

–

Post Model Adjustments: These relate to adjustments which we need to account for identified model limitations – such as those that have arisen due to challenges in obtaining historical data. We expect these to gradually be incorporated into the underlying models as we build up more comparative data over future reporting periods.

Post Model Adjustments (PMAs)

We use a range of methods to identify whether we need a PMA. These include regular review of model monitoring tools, period-to-period movement and trend analysis, comparison against forecasts, and input from expert teams who monitor and manage key portfolio risks. We only recognise a PMA if the ECL is over £1m. We keep PMAs in place until we no longer need them. This will typically be when they are built into our core credit model or the conditions that impacted the historical data no longer exist.

The Risk Provisions & Forecasting team calculates PMAs to ensure they are incremental to the core credit model and to ensure the calculation is performed in a consistent and controlled manner. We apply standard end-user computing controls to material and long-standing PMAs i.e. those expected to be in place for more than six months. Our Independent Validations Team may also review significant PMAs at their discretion. The CRPF approves all new PMAs. It delegates authority to approve temporary PMAs not expected to last beyond a quarter-end to the CFO. The Consolidated Reporting team reviews all new PMAs to ensure they comply with IFRS 9. We record all PMAs on a central log maintained by the Consolidated Reporting team which documents the justification, IFRS 9 compliance assessment, expected life, recalibration frequency, calculation methodology and value of each PMA. The CRPF reviews and approves the log each quarter.

The CRPF reviews and approves changes in all key management judgements at least each quarter. The Board Audit Committee reviews and challenges the appropriateness of changes in all key management judgements at least each quarter. The creation of new PMAs is a joint responsibility between the Risk Provisions & Forecasting team, as model owners who may identify issues with the historical data, and the Consolidated Reporting team who may identify changes in portfolio or credit quality performance.

Santander UK Group Holdings plc	85

Annual Report 2019 | Risk review

The most significant PMAs that we applied at 31 December 2019 and 2018 were:

PMAs	2019 £m	2018 £m
Interest-only maturity default risk	51	69
Buy-to-Let	21	20
Long-term indeterminate arrears	19	23
12+ months in arrears	23	11

–

Interest-only maturity default risk: When an interest-only mortgage reaches contractual maturity and the capital payment becomes due, there is a risk that the customer won’t be able to repay the full capital balance. Our model estimates the likelihood of a customer missing a monthly payment, rather than the capital repayment. We hold an incremental provision to address the risk of default on capital repayments on maturity ultimately leading to write-off. We calculate it using a Judgement Model which uses historically observed experience and expert judgement to determine the proportion of customers who won’t be able to repay. Over time, as we continue to enhance our model, we expect the need for this PMA will diminish. This PMA increases our ECL.

–

Buy-to-Let (BTL): Historical data shows that the risk of default on a BTL mortgage is higher than on a residential mortgage particularly in a downturn. However, our IFRS 9 models have been calibrated over a period of favourable and relatively benign economic conditions during which our BTL mortgage portfolio has continued to grow with limited loss events. To avoid underestimating ECL in an economic downturn, we adjust the loss allowance for our BTL accounts to increase the ECL. We use market data from the last economic crisis to estimate the adjustment. Over time, as our historical data grows and covers a wider range of economic conditions, we expect the need for this PMA will diminish. This PMA increases our ECL.

–

Long-term indeterminate arrears: To mitigate the risk of model underestimation, we fully provide for accounts in arrears which have neither repaid (cured) or been written-off after a period of 180 days for unsecured portfolios or 5 years for secured portfolios. For our secured portfolios, we use expected security valuations at the point of repossession to estimate the adjustment. At 31 December 2019 and 2018, we only needed to make an adjustment for mortgages. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this PMA will diminish. This PMA increases our ECL.

–

12+ months in arrears: To mitigate the risk of underestimating ECL, mortgage accounts which are more than 12 months past due are fully provided for after deducting a historically observed self-cure rate. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this PMA will diminish. This PMA increases our ECL.

Governance around ECL impairment allowances

Our Risk Methodology team developed our ECL impairment models (except for the external models we use, such as OGEM which we described earlier in ‘Our forecasting approach’), and our Independent Validations Team independently reviews all material models. As model owners, our Risk Provisioning & Forecasting team run the models to calculate our ECL impairment allowances each month. The models are sensitive to changes in credit conditions and reflect various management judgements that give rise to measurement uncertainty in our reportable ECL as set out above. The following committees and forums review the provision drivers and ensure that the management judgements we apply remain appropriate:

–

Model Risk Control Forum (MRCF) reviews and approves new models and required model changes. It also reviews the use of OGEM as a reliable model on which to base our other forecast macroeconomic variables. It is used across all stress testing and planning so it is subject to model risk criteria. MRCF will delegate responsibility of approvals to Model Risk Management Forum (MRMF) for changes of low risk materiality or less complex changes.

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

How we assess the performance of our ECL estimation process

We assess the reasonableness of our ECL provisions and the results of our Staging analysis using a range of methods. These include:

–	Benchmarking: we compare our coverage levels with our peers.
–	Stand-back testing: we monitor the level of our coverage against actual write-offs.
–	Back-testing: we compare key drivers periodically as part of model monitoring practices.
–	Monitoring trends: we track ECL and Staged assets over time and against our internal budgets and forecasts, with triggers set accordingly.

86	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

Our maximum and net exposure to credit risk

The tables below show the main differences between our maximum and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate our exposure. The tables only show the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are applied.

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

	Maximum exposure

	Balance sheet asset			Off-balance sheet				Collateral(1)

2019	Gross amounts £bn	Loss allowance £bn	Net amounts £bn	Gross amounts £bn	Loss allowance £bn		Net amounts £bn	Cash £bn	Non-cash £bn	Netting(2) £bn	Net exposure £bn
Cash and balances at central banks	26.4	–	26.4	–	–		–	–	–	–	26.4
Financial assets at amortised cost:
– Loans and advances to customers:(3)
– Loans secured on residential properties(4)	165.6	(0.2)	165.4	13.4	–		13.4	–	(168.9)	–	9.9
– Corporate loans	27.0	(0.2)	26.8	14.3	(0.1	)(5)	14.2	(0.1)	(19.4)	–	21.5
– Finance leases	6.3	(0.2)	6.1	0.3	–		0.3	(0.1)	(6.3)	–	–
– Other unsecured loans	7.2	(0.2)	7.0	12.4	–		12.4	–	–	–	19.4
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	2.2	–	2.2	–	–		–	–	–	–	2.2
Total loans and advances to customers	208.3	(0.8)	207.5	40.4	(0.1)		40.3	(0.2)	(194.6)	–	53.0
– Loans and advances to banks	2.5	–	2.5	1.2	–		1.2	–	–	–	3.7
– Reverse repurchase agreements – non trading	23.6	–	23.6	–	–		–	–	(23.1)	(0.5)	–
– Other financial assets at amortised cost	7.1	–	7.1	–	–		–	–	–	–	7.1
Total financial assets at amortised cost	241.5	(0.8)	240.7	41.6	(0.1)		41.5	(0.2)	(217.7)	(0.5)	63.8
Financial assets at fair value at FVOCI:
– Loans and advances to customers	0.1	–	0.1	–	–		–	–	–	–	0.1
– Debt securities	9.6	–	9.6	–	–		–	–	–	–	9.6
Total financial assets at FVOCI	9.7	–	9.7	–	–		–	–	–	–	9.7
Total	277.6	(0.8)	276.8	41.6	(0.1)		41.5	(0.2)	(217.7)	(0.5)	99.9

2018
Cash and balances at central banks	24.2	–	24.2	–	–		–	–	–	–	24.2
Financial assets at amortised cost:
– Loans and advances to customers:(3)
– Loans secured on residential properties(4)	158.2	(0.2)	158.0	11.2	–		11.2	–	(164.1)	–	5.1
– Corporate loans	27.8	(0.2)	27.6	17.0	–		17.0	–	(20.2)	–	24.4
– Finance leases	6.8	(0.1)	6.7	0.2	–		0.2	(0.1)	(6.1)	–	0.7
– Other unsecured loans	7.6	(0.2)	7.4	11.6	(0.1)		11.5	–	–	–	18.9
– Amounts due from fellow Banco Santander group subsidiaries and joint ventures	2.0	–	2.0	–	–		–	–	(0.6)	–	1.4
Total loans and advances to customers	202.4	(0.7)	201.7	40.0	(0.1)		39.9	(0.1)	(191.0)	–	50.5
– Loans and advances to banks	3.5	–	3.5	1.6	–		1.6	–	–	–	5.1
– Reverse repurchase agreements – non trading	21.1	–	21.1	–	–		–	–	(18.4)	(2.7)	–
– Other financial assets at amortised cost	7.2	–	7.2	–	–		–	–	–	–	7.2
Total financial assets at amortised cost	234.2	(0.7)	233.5	41.6	(0.1)		41.5	(0.1)	(209.4)	(2.7)	62.8
Financial assets at FVOCI:
– Loans and advances to customers	0.1	–	0.1	0.1	–		0.1	–	–	–	0.2
– Debt securities	13.2	–	13.2	–	–		–	–	–	–	13.2
Total financial assets at FVOCI	13.3	–	13.3	0.1	–		0.1	–	–	–	13.4
Total	271.7	(0.7)	271.0	41.7	(0.1)		41.6	(0.1)	(209.4)	(2.7)	100.4

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

(5)

The total rounds to £0.1bn and is split across all portfolios. In this table, it has been allocated in full to Corporate loans for presentational purposes. For the full detail, see the ‘Credit Quality’ section.

Santander UK Group Holdings plc	87

Annual Report 2019 | Risk review

The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset		Collateral(1)

2019	gross amount £bn	Cash £bn	Non–cash £bn	Netting(2) £bn	Net exposure £bn
Financial assets at FVTPL:
– Derivative financial instruments	3.4	–	(1.9)	(0.8)	0.7
– Other financial assets at FVTPL	1.0	–	–	–	1.0
Total	4.4	–	(1.9)	(0.8)	1.7

2018
Financial assets at FVTPL:
– Derivative financial instruments	5.3	–	(2.1)	(0.9)	2.3
– Other financial assets at FVTPL	6.1	–	(2.3)	–	3.8
Total	11.4	–	(4.4)	(0.9)	6.1

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

	PD range

Santander UK risk grade	Mid %	Lower %	Upper %	S&P equivalent
9	0.010	0.000	0.021	AAA to AA+
8	0.032	0.021	0.066	AA to AA–
7	0.100	0.066	0.208	A+ to BBB
6	0.316	0.208	0.658	BBB– to BB
5	1.000	0.658	2.081	BB–
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B–
2	31.623	20.811	99.999	CCC to C
1 (Default)	100.000	100.000	100.000	D

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

88	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Rating distribution

The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 are applied. For more on the credit rating profiles of key portfolios, see the ‘Credit risk – Retail Banking’ and ‘Credit risk – other business segments’ sections.

			Santander UK risk grade						Loss

2019	9 £bn	8 £bn	7 £bn	6 £bn	5 £bn	4 £bn	3 to 1 £bn	Other(1) £bn	allowance £bn		Total £bn
Exposures
On balance sheet
Cash and balances at central banks	26.4	–	–	–	–	–	–	–	–		26.4
– Stage 1	26.4	–	–	–	–	–	–	–	–		26.4
Financial assets at amortised cost:
– Loans and advances to customers(2)	11.4	30.6	75.4	52.1	18.8	10.9	6.2	2.9	(0.8)		207.5
– Stage 1	11.4	30.6	75.0	50.9	16.1	6.2	1.2	2.9	(0.1)		194.2
– Stage 2	–	–	0.4	1.2	2.7	4.7	2.7	–	(0.3)		11.4
– Stage 3	–	–	–	–	–	–	2.3	–	(0.4)		1.9
Of which mortgages:	9.8	25.0	71.9	42.9	7.7	4.2	3.9	–	(0.2)		165.2
– Stage 1	9.8	25.0	71.7	42.0	5.7	1.1	0.2	–	–		155.5
– Stage 2	–	–	0.2	0.9	2.0	3.1	2.0	–	(0.1)		8.1
– Stage 3	–	–	–	–	–	–	1.7	–	(0.1)		1.6
– Loans and advances to banks	0.1	0.2	1.0	–	–	–	–	1.2	–		2.5
– Stage 1	0.1	0.2	1.0	–	–	–	–	1.2	–		2.5
– Reverse repo agreements – non trading	15.3	2.4	4.2	1.5	–	–	–	0.2	–		23.6
– Stage 1	15.3	2.4	4.2	1.5	–	–	–	0.2	–		23.6
– Other financial assets at amortised cost	7.1	–	–	–	–	–	–	–	–		7.1
– Stage 1	7.1	–	–	–	–	–	–	–	–		7.1
Total financial assets at amortised cost	33.9	33.2	80.6	53.6	18.8	10.9	6.2	4.3	(0.8)		240.7
Financial assets at FVOCI:	6.1	3.2	0.4	–	–	–	–	–	–		9.7
– Stage 1	6.1	3.2	0.4	–	–	–	–	–	–		9.7
Total on balance sheet	66.4	36.4	81.0	53.6	18.8	10.9	6.2	4.3	(0.8)		276.8

Total off–balance sheet	0.9	8.5	8.3	8.1	5.0	1.1	0.6	9.1	(0.1	)(3)	41.5
– Stage 1	0.9	8.5	8.3	8.0	4.7	1.0	0.3	9.1	–		40.8
– Stage 2	–	–	–	0.1	0.3	0.1	0.2	–	(0.1)		0.6
– Stage 3	–	–	–	–	–	–	0.1	–	–		0.1

Total exposures	67.3	44.9	89.3	61.7	23.8	12.0	6.8	13.4	(0.9)		318.3

ECL
On balance sheet
Cash and balances at central banks	–	–	–	–	–	–	–	–			–
– Stage 1	–	–	–	–	–	–	–	–			–
Financial assets at amortised cost:
– Loans and advances to customers(2)	–	–	–	–	0.1	0.2	0.5	–			0.8
– Stage 1	–	–	–	–	–	0.1	–	–			0.1
– Stage 2	–	–	–	–	0.1	0.1	0.1	–			0.3
– Stage 3	–	–	–	–	–	–	0.4	–			0.4
Of which mortgages:	–	–	–	–	–	0.1	0.1	–			0.2
– Stage 1	–	–	–	–	–	–	–	–			–
– Stage 2	–	–	–	–	–	0.1	–	–			0.1
– Stage 3	–	–	–	–	–	–	0.1	–			0.1
– Loans and advances to banks	–	–	–	–	–	–	–	–			–
– Stage 1	–	–	–	–	–	–	–	–			–
– Reverse repo agreements – non trading	–	–	–	–	–	–	–	–			–
– Stage 1	–	–	–	–	–	–	–	–			–
– Other financial assets at amortised cost	–	–	–	–	–	–	–	–			–
– Stage 1	–	–	–	–	–	–	–	–			–
Total financial assets at amortised cost	–	–	–	–	0.1	0.2	0.5	–			0.8
Financial assets at FVOCI:	–	–	–	–	–	–	–	–			–
– Stage 1	–	–	–	–	–	–	–	–			–
Total on balance sheet	–	–	–	–	0.1	0.2	0.5	–			0.8

Total off–balance sheet	–	–	–	–	–	–	0.1	–			0.1
– Stage 1	–	–	–	–	–	–	–	–			–
– Stage 2	–	–	–	–	–	–	0.1	–			0.1
– Stage 3	–	–	–	–	–	–	–	–			–

Total ECL	–	–	–	–	0.1	0.2	0.6	–			0.9

Santander UK Group Holdings plc	89

Annual Report 2019 | Risk review

	Santander UK risk grade

2019	9%	8%	7%	6%	5%	4%	3 to 1%	Other(1) %	Total %
Coverage ratio
On balance sheet
Cash and balances at central banks	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Financial assets at amortised cost:
– Loans and advances to customers(2)	–	–	–	–	0.5	1.8	8.1	–	0.4
– Stage 1	–	–	–	–	–	1.6	–	–	0.1
– Stage 2	–	–	–	–	3.7	2.1	3.7	–	2.6
– Stage 3	–	–	–	–	–	–	17.4	–	21.1
Of which mortgages:	–	–	–	–	–	2.4	2.6	–	0.1
– Stage 1	–	–	–	–	–	–	–	–	–
– Stage 2	–	–	–	–	–	3.2	–	–	1.2
– Stage 3	–	–	–	–	–	–	5.9	–	6.3
– Loans and advances to banks	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
– Reverse repo agreements – non trading	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
– Other financial assets at amortised cost	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Total financial assets at amortised cost	–	–	–	–	0.5	1.8	8.1	–	0.3
Financial assets at FVOCI:	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Total on balance sheet	–	–	–	–	0.5	1.8	8.1	–	0.3

Total off–balance sheet	–	–	–	–	–	–	16.7	–	0.2
– Stage 1	–	–	–	–	–	–	–	–	–
– Stage 2	–	–	–	–	–	–	50.0	–	16.7
– Stage 3	–	–	–	–	–	–	–	–	–

Total coverage ratio	–	–	–	–	0.4	1.7	8.8	–	0.3

(1)	Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

	Santander UK risk grade								Loss

2018	9 £bn	8 £bn	7 £bn	6 £bn	5 £bn	4 £bn	3 to 1 £bn	Other(1) £bn	allowance £bn		Total £bn
Exposures
On balance sheet
Cash and balances at central banks	24.2	–	–	–	–	–	–	–	–		24.2
– Stage 1	24.2	–	–	–	–	–	–	–	–		24.2
Financial assets at amortised cost:
– Loans and advances to customers(2)	10.0	27.5	72.4	51.6	20.3	11.4	6.3	2.9	(0.7)		201.7
– Stage 1	10.0	27.5	72.2	50.3	17.6	6.9	1.1	2.8	(0.1)		188.3
– Stage 2	–	–	0.2	1.3	2.7	4.5	2.8	0.1	(0.3)		11.3
– Stage 3	–	–	–	–	–	–	2.4	–	(0.3)		2.1
Of which mortgages:	7.7	21.8	69.0	42.8	7.8	4.7	4.2	–	(0.2)		157.8
– Stage 1	7.7	21.8	68.8	41.6	5.5	1.2	0.2	–	–		146.8
– Stage 2	–	–	0.2	1.2	2.3	3.5	2.1	–	(0.1)		9.2
– Stage 3	–	–	–	–	–	–	1.9	–	(0.1)		1.8
– Loans and advances to banks	0.9	0.2	1.4	–	–	–	–	1.0	–		3.5
– Stage 1	0.9	0.2	1.4	–	–	–	–	1.0	–		3.5
– Reverse repo agreements – non trading	15.2	3.8	1.3	0.4	–	–	–	0.4	–		21.1
– Stage 1	15.2	3.8	1.3	0.4	–	–	–	0.4	–		21.1
– Other financial assets at amortised cost	7.2	–	–	–	–	–	–	–	–		7.2
– Stage 1	7.2	–	–	–	–	–	–	–	–		7.2
Total financial assets at amortised cost	33.3	31.5	75.1	52.0	20.3	11.4	6.3	4.3	(0.7)		233.5
Financial assets at FVOCI:	6.6	5.8	0.7	–	–	–	–	0.2	–		13.3
– Stage 1	6.6	5.8	0.7	–	–	–	–	0.2	–		13.3
Total on balance sheet	64.1	37.3	75.8	52.0	20.3	11.4	6.3	4.5	(0.7)		271.0

Total off–balance sheet	0.7	8.0	8.9	9.0	5.4	1.3	0.5	7.9	(0.1	)(4)	41.6
– Stage 1	0.7	8.0	8.9	8.9	5.3	1.2	0.3	7.9	(0.1)		41.1
– Stage 2	–	–	–	0.1	0.1	0.1	0.1	–	–		0.4
– Stage 3	–	–	–	–	–	–	0.1	–	–		0.1

Total exposures	64.8	45.3	84.7	61.0	25.7	12.7	6.8	12.4	(0.8)		312.6

90	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

	Santander UK risk grade

2018	9 £bn	8 £bn	7 £bn	6 £bn	5 £bn	4 £bn	3 to 1 £bn	Other(1) £bn	Total £bn
ECL
On balance sheet
Cash and balances at central banks	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Financial assets at amortised cost:
– Loans and advances to customers(2)	–	–	–	–	0.1	0.2	0.4	–	0.7
– Stage 1	–	–	–	–	–	0.1	–	–	0.1
– Stage 2	–	–	–	–	0.1	0.1	0.1	–	0.3
– Stage 3	–	–	–	–	–	–	0.3	–	0.3
Of which mortgages:	–	–	–	–	–	0.1	0.1	–	0.2
– Stage 1	–	–	–	–	–	–	–	–	–
– Stage 2	–	–	–	–	–	0.1	–	–	0.1
– Stage 3	–	–	–	–	–	–	0.1	–	0.1
– Loans and advances to banks	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
– Reverse repo agreements – non trading	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
– Other financial assets at amortised cost	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Total financial assets at amortised cost	–	–	–	–	0.1	0.2	0.4	–	0.7
Financial assets at FVOCI:	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Total on balance sheet	–	–	–	–	0.1	0.2	0.4	–	0.7

Total off–balance sheet	–	–	–	–	–	–	0.1	–	0.1
– Stage 1	–	–	–	–	–	–	0.1	–	0.1
– Stage 2	–	–	–	–	–	–	–	–	–
– Stage 3	–	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
Total ECL	–	–	–	–	0.1	0.2	0.5	–	0.8

	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Financial assets at amortised cost:
– Loans and advances to customers(2)	–	–	–	–	0.5	1.8	6.3	–	0.3
– Stage 1	–	–	–	–	–	1.4	–	–	0.1
– Stage 2	–	–	–	–	3.7	2.2	3.6	–	2.7
– Stage 3	–	–	–	–	–	–	12.5	–	14.3
Of which mortgages:	–	–	–	–	–	2.1	2.4	–	0.1
– Stage 1	–	–	–	–	–	–	–	–	–
– Stage 2	–	–	–	–	–	2.9	–	–	1.1
– Stage 3	–	–	–	–	–	–	5.3	–	5.6
– Loans and advances to banks	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
– Reverse repo agreements – non trading	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
– Other financial assets at amortised cost	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Total financial assets at amortised cost	–	–	–	–	0.5	1.8	6.3	–	0.3
Financial assets at FVOCI:	–	–	–	–	–	–	–	–	–
– Stage 1	–	–	–	–	–	–	–	–	–
Total on balance sheet	–	–	–	–	0.5	1.8	6.3	–	0.3

Total off–balance sheet	–	–	–	–	–	–	20.0	–	0.2
– Stage 1	–	–	–	–	–	–	33.3	–	0.2
– Stage 2	–	–	–	–	–	–	–	–	–
– Stage 3	–	–	–	–	–	–	–	–	–

Total coverage ratio	–	–	–	–	0.4	1.6	7.4	–	0.3

(1)	Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(3)

The total rounds to £0.1bn and is split across all three Stages. In this table, it has been allocated in full to Stage 2 for presentational purposes. For the full detail, see the ‘Credit Quality’ section.

(4)

The total rounds to £0.1bn and is split across all three Stages. In this table, it has been allocated in full to Stage 1 for presentational purposes. For the full detail, see the ‘Credit Quality’ section.

Santander UK Group Holdings plc	91

Annual Report 2019 | Risk review

Credit performance

The customer loans in the tables below and in the rest of the ‘Credit risk’ section are presented differently from the balances in the Consolidated Balance Sheet. The main difference is that customer loans exclude interest we have accrued but not charged to customers’ accounts yet.

2019	Customer loans £bn	Stage 3 drawn exposure(1)(2) £m	Stage 3 undrawn exposure £m	Stage 3 ratio(3) %	Gross write–offs £m	Total loss allowances £m
Retail Banking:	180.4	1,936	38	1.09	206	591
– of which mortgages	165.4	1,722	12	1.05	14	218
– of which business banking	1.8	78	1	4.28	24	52
– of which consumer (auto) finance	7.7	42	–	0.55	34	88
– of which other unsecured lending	5.5	94	25	2.15	134	233
Corporate & Commercial Banking	16.3	335	27	2.22	41	210
Corporate & Investment Banking	4.1	–	15	0.36	–	50
Corporate Centre	4.5	18	–	0.40	2	12
	205.3	2,289	80	1.15	249	863

2018
Retail Banking:	172.8	2,211	43	1.30	182	594
– of which mortgages	158.0	1,982	17	1.27	18	237
– of which business banking	1.8	89	–	4.99	15	53
– of which consumer (auto) finance	7.3	43	–	0.58	24	85
– of which other unsecured lending	5.7	97	26	2.17	125	219
Corporate & Commercial Banking	17.7	264	12	1.56	97	182
Corporate & Investment Banking	4.6	–	26	0.56	252(4)	18
Corporate Centre	4.8	16	–	0.33	3	13
	199.9	2,491	81	1.29	534	807

Of which: Corporate lending
2019	22.3	413	43	2.04	65	311
2018	24.1	353	38	1.62	364	253

(1)	We define Stage 3 in the ‘Credit risk – Santander UK group level’ section.
(2)	Interest on Stage 3 exposures is derecognised in line with the requirements of IFRS 9.
(3)

Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures. The way we calculate the Stage 3 ratio was changed from 1 January 2019, and 2018 restated for consistency. See ‘Key metrics’ in the ‘Credit risk – Santander UK group level’ section.

(4)	Related to Carillion plc write-off in Q1 2018.

Corporate lending comprises the business banking portfolio in our Retail Banking segment, and our Corporate & Commercial Banking and Corporate & Investment Banking segments.

92	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Credit quality

Total on-balance sheet exposures at 31 December 2019 comprised £205.3bn of customer loans, L&A to banks of £2.6bn, £30.7bn of sovereign assets measured at amortised cost, £9.7bn of assets measured at FVOCI, and £26.4bn of cash and balances at central banks.

2019	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Exposures
On-balance sheet
Retail Banking	169,003	9,459	1,936	180,398
– of which mortgages	155,477	8,157	1,722	165,356
Corporate & Commercial Banking	14,068	1,894	335	16,297
Corporate & Investment Banking	3,916	198	–	4,114
Corporate Centre	73,759	129	18	73,906
Total on-balance sheet	260,746	11,680	2,289	274,715
Off–balance sheet
Retail Banking(1)	25,849	194	38	26,081
– of which mortgages(1)	13,353	67	12	13,432
Corporate & Commercial Banking	5,249	282	27	5,558
Corporate & Investment Banking	9,129	198	15	9,342
Corporate Centre	626	–	–	626
Total off–balance sheet(2)	40,853	674	80	41,607
Total exposures	301,599	12,354	2,369	316,322

ECL
On-balance sheet
Retail Banking	85	255	224	564
– of which mortgages	11	100	103	214
Corporate & Commercial Banking	34	35	126	195
Corporate & Investment Banking	2	12	–	14
Corporate Centre	3	3	6	12
Total on-balance sheet	124	305	356	785
Off–balance sheet
Retail Banking	13	13	1	27
– of which mortgages	3	1	–	4
Corporate & Commercial Banking	7	6	2	15
Corporate & Investment Banking	3	24	9	36
Total off–balance sheet	23	43	12	78
Total ECL	147	348	368	863

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	0.1	2.7	11.6	0.3
– of which mortgages	–	1.2	6.0	0.1
Corporate & Commercial Banking	0.2	1.8	37.6	1.2
Corporate & Investment Banking	0.1	6.1	–	0.3
Corporate Centre	–	2.3	33.3	–
Total on-balance sheet	–	2.6	15.6	0.3
Off–balance sheet
Retail Banking	0.1	6.7	2.6	0.1
– of which mortgages	–	1.5	–	–
Corporate & Commercial Banking	0.1	2.1	7.4	0.3
Corporate & Investment Banking	–	12.1	60.0	0.4
Total off-balance sheet	0.1	6.4	15.0	0.2
Total coverage	–	2.8	15.5	0.3

(1)	Off-balance sheet exposures include £7.6bn of retail mortgage offers in the pipeline.
(2)	Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 29 to the Consolidated Financial Statements.
(3)	ECL as a percentage of the related exposure.

Santander UK Group Holdings plc	93

Annual Report 2019 | Risk review

Total on-balance sheet exposures at 31 December 2018 comprised £199.9bn of customer loans, L&A to banks of £3.5bn, £28.4bn of sovereign assets measured at amortised cost, £13.3bn of assets measured at FVOCI, and £24.2bn cash and balances at central banks.

2018	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Exposures
On-balance sheet
Retail Banking	160,212	10,324	2,211	172,747
– of which mortgages	146,619	9,356	1,982	157,957
Corporate & Commercial Banking	16,394	1,044	264	17,702
Corporate & Investment Banking	4,535	78	–	4,613
Corporate Centre	74,010	133	16	74,159
Total on-balance sheet	255,151	11,579	2,491	269,221
Off–balance sheet
Retail Banking(1)	22,819	196	43	23,058
– of which mortgages(1)	11,120	76	17	11,213
Corporate & Commercial Banking	4,939	182	12	5,133
Corporate & Investment Banking	12,923	56	26	13,005
Corporate Centre	531	–	–	531
Total off–balance sheet(2)	41,212	434	81	41,727
Total exposures	296,363	12,013	2,572	310,948

ECL
On-balance sheet
Retail Banking	84	256	228	568
– of which mortgages	10	118	106	234
Corporate & Commercial Banking	31	26	111	168
Corporate & Investment Banking	1	1	–	2
Corporate Centre	5	3	5	13
Total on-balance sheet	121	286	344	751
Off–balance sheet
Retail Banking	12	13	1	26
– of which mortgages	2	1	–	3
Corporate & Commercial Banking	6	6	2	14
Corporate & Investment Banking	4	2	10	16
Total off–balance sheet	22	21	13	56
Total ECL	143	307	357	807

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	0.1	2.5	10.3	0.3
– of which mortgages	–	1.3	5.3	0.1
Corporate & Commercial Banking	0.2	2.5	42.0	0.9
Corporate & Investment Banking	–	1.3	–	–
Corporate Centre	–	2.3	31.3	–
Total on-balance sheet	–	2.5	13.8	0.3
Off–balance sheet
Retail Banking	0.1	6.6	2.3	0.1
– of which mortgages	–	1.3	–	–
Corporate & Commercial Banking	0.1	3.3	16.7	0.3
Corporate & Investment Banking	–	3.6	38.5	0.1
Total off–balance sheet	0.1	4.8	16.0	0.1
Total coverage	–	2.6	13.9	0.3

(1)	Off-balance sheet exposures include £6.2bn of retail mortgage offers in the pipeline.
(2)	Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 29 to the Consolidated Financial Statements.
(3)	ECL as a percentage of the related exposure.

2019 compared to 2018 (unaudited)

Key movements in exposures and ECL in the year by Stage were:

–

The increase in Stage 1 exposures was largely driven by lending growth in the mortgage portfolio, with further growth coming from the reverse repos, and cash and balances at central banks held in Corporate Centre. Stage 1 ECLs increased to reflect this lending growth.

–

Stage 2 exposures marginally increased due to a single name CIB case moving onto our Watchlist and an update to our economics scenarios to reflect lower Commercial Property Index impacting corporate accounts, offset by a reduction in mortgages due to improved HPI economic scenarios. Stage 2 ECLs increased reflecting the increase in Stage 2 exposures.

–

Stage 3 exposures reduced due to cures in the mortgage portfolio mainly due to Term Extension Forbearance activity. Stage 3 ECLs increased as the reduction in mortgage ECLs was more than offset by an increase in ECLs mainly from single name cases in Corporate and Commercial Banking.

94	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Stage 2 analysis

The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

	Retail Banking			Other business segments				Total

2019	Exposure £m	ECL £m	Coverage %	Exposure £m	ECL £m	Coverage %	Exposure £m	ECL £m	Coverage %
PD deterioration	6,844	194	2.8	1,998	25	1.3	8,842	219	2.5
Forbearance	516	4	0.8	45	1	2.2	561	5	0.9
Other	1,239	24	1.9	498	52	10.4	1,737	76	4.4
30 DPD	1,054	46	4.4	160	2	1.3	1,214	48	4.0
	9,653	268	2.8	2,701	80	3.0	12,354	348	2.8

2018
PD deterioration	7,854	196	2.5	655	15	2.3	8,509	211	2.5
Forbearance	450	3	0.7	12	1	8.3	462	4	0.9
Other	1,267	31	2.4	815	22	2.7	2,082	53	2.5
30 DPD	949	39	4.1	11	–	–	960	39	4.1
	10,520	269	2.6	1,493	38	2.5	12,013	307	2.6

Where balances satisfy more than one of the criteria above for determining a significant increase in credit risk, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.

The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	2019			2018

	Exposure £m	ECL £m	Coverage %	Exposure £m	ECL £m	Coverage %
Stage 2 not in cure period	12,020	342	2.8	11,839	301	2.5
Stage 2 in cure period (for transfer to Stage 1)	334	6	1.8	174	6	3.4
	12,354	348	2.8	12,013	307	2.6

2019 compared to 2018 (unaudited)

In 2019, total Stage 2 accounts triggered by PD deterioration increased slightly. This was due to an increase in ‘Other business segments’ mainly driven by single name cases entering Stage 2, which was partly offset by an improvement in Retail Banking led by Stage 2 mortgages.

We do not have any cure period criteria for exiting Stage 3.

Reconciliation of exposures, loss allowance and net carrying amounts

The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet.

	On-balance sheet			Off-balance sheet

2019	Exposures £m	Loss allowance £m	Net carrying amount £m	Exposures £m	Loss allowance £m
Retail Banking	180,398	564	179,834	26,081	27
– of which mortgages	165,356	214	165,142	13,432	4
Corporate & Commercial Banking	16,297	195	16,102	5,558	15
Corporate & Investment Banking	4,114	14	4,100	9,342	36
Corporate Centre	73,906	12	73,894	626	–
Total exposures presented in Credit Quality tables	274,715	785	273,930	41,607	78
Other items(1)			2,985
Adjusted net carrying amount			276,915
Assets classified at FVTPL			4,336
Non–financial assets			7,237
Total assets per the Consolidated Balance Sheet			288,488

2018
Retail Banking	172,747	568	172,179	23,058	26
– of which mortgages	157,957	234	157,723	11,213	3
Corporate & Commercial Banking	17,702	168	17,534	5,133	14
Corporate & Investment Banking	4,613	2	4,611	13,005	16
Corporate Centre	74,159	13	74,146	531	–
Total exposures presented in Credit Quality tables	269,221	751	268,470	41,727	56
Other items(1)			2,501
Adjusted net carrying amount			270,971
Assets classified at FVTPL			11,458
Non–financial assets			6,952
Total assets per the Consolidated Balance Sheet			289,381

(1)	These assets mainly relate to loans as part of a JV agreement and the accrued interest on them. They carry low credit risk and therefore have an immaterial ECL.

Santander UK Group Holdings plc	95

Annual Report 2019 | Risk review

Movement in total exposures and the corresponding ECL

The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the year. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total

	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2019	296,363	143	12,013	307	2,572	357	310,948	807
Transfers from Stage 1 to Stage 2(3)	(4,101)	(11)	4,101	11	–	–	–	–
Transfers from Stage 2 to Stage 1(3)	3,458	74	(3,458)	(74)	–	–	–	–
Transfers to Stage 3(3)	(361)	(2)	(595)	(24)	956	26	–	–
Transfers from Stage 3(3)	10	1	516	23	(526)	(24)	–	–
Transfers of financial instruments	(994)	62	564	(64)	430	2	–	–
Net ECL remeasurement on stage transfer(4)	–	(66)	–	130	–	96	–	160
Change in economic scenarios(2)	–	5	–	(15)	–	(9)	–	(19)
Changes to model	–	–	–	–	–	13	–	13
New lending and assets purchased (5) (8)	42,415	29	827	32	15	9	43,257	70
Other(6)	4,195	6	295	(14)	171	191	4,661	183
Redemptions and repayments (7)	(40,379)	(32)	(1,344)	(28)	(458)	(42)	(42,181)	(102)
Assets written off(7)	(1)	–	(1)	–	(361)	(249)	(363)	(249)
At 31 December 2019	301,599	147	12,354	348	2,369	368	316,322	863
Net movement in the year	5,236	4	341	41	(203)	11	5,374	56

ECL charge/(release) to the Income Statement		4		41		260		305
Less: ECL relating to derecognised income		–		–		(14)		(14)
Less: Recoveries net of collection costs		(10)		(15)		(46)		(71)
Total ECL charge/(release) to the Income Statement		(6)		26		200		220

2018
At 1 January 2018	285,133	176	12,110	284	3,043	691	300,286	1,151
Transfers from Stage 1 to Stage 2(3)	(4,190)	(11)	4,190	11	–	–	–	–
Transfers from Stage 2 to Stage 1(3)	3,325	68	(3,325)	(68)	–	–	–	–
Transfers to Stage 3(3)	(445)	(8)	(603)	(23)	1,048	31	–	–
Transfers from Stage 3(3)	17	6	443	27	(460)	(33)	–	–
Transfers of financial instruments	(1,293)	55	705	(53)	588	(2)	–	–
Net remeasurement of ECL on stage transfer(4)	–	(63)	–	83	–	79	–	99
Change in economic scenarios(2)	–	4	–	(12)	–	(8)	–	(16)
Changes to model	–	(1)	–	2	–	(8)	–	(7)
New lending and assets purchased(5) (8)	57,280	43	1,084	34	17	12	58,381	89
Other(6)	11,021	(27)	(173)	(16)	268	208	11,116	165
Redemptions and repayments (7)	(55,778)	(44)	(1,713)	(15)	(688)	(81)	(58,179)	(140)
Assets written off(7)	–	–	–	–	(656)	(534)	(656)	(534)
At 31 December 2018	296,363	143	12,013	307	2,572	357	310,948	807
Net movement in the year	11,230	(33)	(97)	23	(471)	(334)	10,662	(344)

ECL charge/(release) to the Income Statement		(33)		23		200		190
Less: Recoveries net of collection costs		–		–		(36)		(36)
Total credit impairment charge/(release)		(33)		23		164		154

(1)	Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)

Changes to assumptions in the year. Isolates the impact on ECL from changes to the economic variables for each scenario, changes to the scenarios themselves as well as changes in the probability weights from all other movements. The impact of changes in economics on exposure Stage allocations are shown within Transfers of financial instruments.

(3)

Total impact of facilities that moved Stage(s) in the year. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the year. Transfers between Stages are based on opening balances and ECL at the start of the period.

(4)	Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)	Exposures and ECL of facilities that did not exist at the start of the year but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the year after origination in Stage 1.
(6)

Residual movements on facilities that did not change Stage in the year, and which were neither acquired nor purchased in the year. Includes the impact of changes in risk parameters in the year, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.

(7)	Exposures and ECL for facilities that existed at the start of the year, but not at the end.
(8)

Basis of preparation for this line item is changed to report new lending for corporate loans at the opening balance rather than the year-end closing balance and non-customer assets in Corporate Centre on a net basis rather than a gross basis.

96	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

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

	2019							2018

		Government guaranteed £bn	Financial institutions						Government guaranteed £bn	Financial institutions
	Governments £bn		Banks(1) £bn	Other £bn	Retail £bn	Corporate £bn	Total(2) £bn	Governments £bn		Banks(1) £bn	Other £bn	Retail £bn	Corporate £bn	Total(2) £bn
Eurozone
Ireland	–	–	–	7.5	–	0.1	7.6	–	–	–	12.3	–	0.4	12.7
Italy	–	–	–	0.1	–	–	0.1	–	–	–	0.1	–	0.2	0.3
Spain	–	–	–	–	–	–	–	–	–	–	0.2	–	–	0.2
France	0.1	–	0.6	0.5	–	–	1.2	–	–	1.0	–	–	–	1.0
Germany	–	–	1.2	0.1	–	0.1	1.4	–	–	1.6	–	–	–	1.6
Luxembourg	–	–	0.1	2.7	–	0.1	2.9	–	–	–	0.9	–	0.2	1.1
Other(3)	0.3	–	1.1	–	–	–	1.4	0.3	–	1.2	0.2	–	1.1	2.8
	0.4	–	3.0	10.9	–	0.3	14.6	0.3	–	3.8	13.7	–	1.9	19.7
Other countries
UK	33.5	–	3.6	15.6	204.6	38.2	295.5	32.1	–	4.3	16.3	194.2	37.5	284.4
US	1.0	–	1.1	0.1	–	0.1	2.3	1.1	–	1.5	1.5	–	0.3	4.4
Japan	2.3	–	1.6	–	–	–	3.9	3.8	–	2.6	–	–	–	6.4
Switzerland	–	–	–	–	–	–	–	–	–	–	–	–	0.1	0.1
Denmark	–	–	–	–	–	0.5	0.5	–	–	0.2	–	–	0.5	0.7
Other	0.1	–	0.5	0.1	0.3	0.8	1.8	0.1	–	1.9	0.4	0.3	1.0	3.7
	36.9	–	6.8	15.8	204.9	39.6	304.0	37.1	–	10.5	18.2	194.5	39.4	299.7
Total	37.3	–	9.8	26.7	204.9	39.9	318.6	37.4	–	14.3	31.9	194.5	41.3	319.4

(1)	Excludes balances with central banks.
(2)

Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets. Loans are included gross of credit provisions.

(3)	Includes The Netherlands of £0.2bn (2018: £1.2bn), Belgium of £0.6bn (2018: £0.9bn), Greece of £nil (2018: £nil).

Balances with other Banco Santander companies

We deal with other Banco Santander companies in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander companies. We also dealt with Banco Santander SA as part of implementing our ring–fencing plans. We conduct these activities on the same terms as for similar transactions with third parties, and in a way that manages the credit risk within limits acceptable to the PRA.

At 31 December 2019 and 2018, we had gross balances with other Banco Santander companies as follows:

	2019				2018

	Financial institutions				Financial institutions

	Banks £bn	Other £bn	Corporate £bn	Total £bn	Banks £bn	Other £bn	Corporate £bn	Total £bn
Assets
Spain	1.8	–	–	1.8	2.7	–	–	2.7
UK	–	2.2	–	2.2	–	2.0	–	2.0
	1.8	2.2	–	4.0	2.7	2.0	–	4.7
Liabilities
Spain	2.4	0.1	–	2.5	3.9	0.1	–	4.0
UK	–	1.2	–	1.2	–	1.0	–	1.0
Uruguay	0.2	–	–	0.2	0.2	–	–	0.2
	2.6	1.3	–	3.9	4.1	1.1	–	5.2

Santander UK Group Holdings plc	97

Annual Report 2019 | Risk review

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

Retail Banking – credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance and portfolios of particular interest. Our main portfolios are:

Residential mortgages – This is our largest portfolio. We lend to customers of good credit quality (prime lending). Most of our mortgages are for owner-occupied homes. We also have buy-to-let mortgages where we focus on non-professional landlords with small portfolios.

Consumer (auto) finance and other unsecured lending – Consumer (auto) finance includes financing for cars, vans, motorbikes and caravans – so long as they are privately bought. Other unsecured lending includes personal loans, credit cards and bank account overdrafts.

Business banking – This portfolio consists of small businesses with an annual turnover of up to £6.5m.

The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report our short term markets business in Corporate Centre rather than in Corporate & Investment Banking. See Note 2 for more information.

RETAIL BANKING – CREDIT RISK MANAGEMENT

For more on our approach to credit risk at a Santander UK group level See pages 78 to 86

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

Affordability

We take proportionate steps to make sure that the customer will be able to make all the repayments on the loan over its full term. As part of this, we assess the risk that they will not pay us back. We do this by a series of initial affordability and credit risk assessments. If the loan is secured, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. For unsecured personal loans and credit cards, we stress accommodation costs on a proportionate basis as part of the affordability assessment. We regularly review the way we calculate affordability and refine it when we need to. This can be due to changes in regulations, the economy or our risk profile.

Credit profile

We look at each customer’s credit profile and signs of how reliable they are at repaying credit. When they apply, we use the data they give us, and:

–

Credit policy: these are our rules and guidelines. We review them regularly to make sure our decisions are consistent and fair and align to the risk profile we want. For secured lending, we look at the property and the LTV as well as the borrower

–

Credit scores: based on statistics about the reasons people fail to pay off debt. We use them to build models of what is likely to happen in the future. These models give a credit score to the customer for the loan they want, to show how likely it is to be repaid. We regularly review them

–	Credit reference agencies: data from credit reference agencies about how the borrower has handled credit in the past
–	Other Santander accounts: we look at how the customer is using their other accounts with us.

98	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

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
Consumer (auto) finance

Collateral is in the form of legal ownership of the vehicle for most consumer (auto) finance loans, with the customer being the registered keeper. Only a very small proportion of the consumer (auto) finance business is underwritten as a personal loan. In these cases, there is no collateral or security tied to the loan. We use a leading vehicle valuation company to assess the LTV at the proposal stage.

In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.
Business banking

Includes secured and unsecured lending. We can take mortgage debentures as collateral if the business is incorporated. These are charges over a company’s assets. We can also take guarantees, but we do not treat them as collateral and we do not put a cash value on them unless they are supported by a tangible asset which is charged to us. If a customer defaults, we work with them to consider debt restructuring options. We generally do not enforce our security over their assets except as a last resort. In which case we might appoint an administrator or receiver.

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

–	Other Santander accounts: each month, we also look at how the customer uses their other accounts with us, so we can identify problems early.

For secured lending, our monitoring also takes account of changes in property prices. We estimate the property’s current value every three months. In most cases, we use statistical models based on recent sales prices and valuations in that local area. Use of this model is subject to Model Risk Governance. Where a lack of data means the model’s valuation is not available, we use the original surveyor valuation with a House Price Index (HPI) adjustment as appropriate.

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

Our day-to-day retail credit risk monitoring relies on a mix of product, customer and portfolio performance measures as described above. However, changes in the wider UK macro-economy also have an impact on our retail portfolios. To reflect this, since 2017 we have used a Retail Risk Playbook tolerance framework to enhance our day-to-day risk monitoring. This is a formal, structured framework that sets out the macroeconomic variables that are most relevant to retail portfolio performance. We monitor these variables against the related forecasts that we have used in our business plans. If the economy deviates materially from our forecasts, we will formally review and reconsider our retail risk management policy and strategy. This framework remains in place and will continue to do so for as long as we consider it necessary.

4. Arrears management

We have several strategies for managing arrears and these can be used before the customer has formally defaulted, or as early as the day after a missed payment. We assess the problems a customer is having, so we can offer them the right help to bring their account up to date as soon as possible. The most common way to bring an account up to date is to agree an affordable repayment plan with the customer. The strategy we use depends on the risk and the customer’s circumstances. We have a range of tools to help customers to reach an affordable and acceptable solution. This could mean visiting the customer or offering debt counselling by a third party.

5. Debt recovery

When a customer cannot or will not keep to an agreement for paying off their arrears, we consider recovery options. We only do this once we have tried to get the account back in order. To recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court. For retail mortgage loans, we can delay legal action. That can happen if the customer shows that they will be able to pay off the loan or the arrears. We aim to repossess only as a last resort or, if necessary, to protect the property from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations on each property, as well as the estimated cost of selling it. These form the basis of our loss allowances calculations. Where we do enforce the possession of properties held as collateral, we use external agents to realise the value and settle the debt. During this process we do not own the property, but we do administer the sale process. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with insolvency regulations.

Santander UK Group Holdings plc	99

Annual Report 2019 | Risk review

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
Capitalisation

We offer two main types, which are often combined with term extensions and, in the past, interest-only concessions:

–  If the customer cannot afford to increase their monthly payment enough to pay off their arrears in a reasonable time but has been making their monthly payments (usually for at least six months), then we can add the arrears to the mortgage balance.

–  We can also add to the mortgage balance at the time of forbearance unpaid property charges which are due to a landlord and which we pay on behalf of the customer to avoid the lease being forfeited.

Term extension

We can extend the term of the loan, making each monthly payment smaller. At a minimum, we expect the customer to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term. We may offer this option if the customer is up to date with their payments but showing signs of financial difficulties. For mortgages, the customer must also meet our policies for maximum loan term and age when they finish repaying (usually no more than 75).

Customers with interest-only mortgages have to make arrangements to repay the principal at the end of the mortgage. If customers know they will not be able to repay their mortgage in full when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them, and if we think it is in the customer’s interests (and they can afford it) we look at other ways of managing it, such as term extensions.

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

100	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

RETAIL BANKING – CREDIT RISK REVIEW

Movement in total exposures and the corresponding ECL

The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL in the year. The footnotes to the Santander UK group level table on page 96 also apply to this table.

	Stage 1		Stage 2		Stage 3		Total

	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2019	183,031	96	10,520	269	2,254	229	195,805	594
Transfers from Stage 1 to Stage 2 (3)	(3,132)	(8)	3,132	8	–	–	–	–
Transfers from Stage 2 to Stage 1(3)	3,289	69	(3,289)	(69)	–	–	–	–
Transfers to Stage 3(3)	(322)	(2)	(500)	(20)	822	22	–	–
Transfers from Stage 3(3)	11	1	509	23	(520)	(24)	–	–
Transfers of financial instruments	(154)	60	(148)	(58)	302	(2)	–	–
Net ECL remeasurement on stage transfer(4)	–	(61)	–	76	–	63	–	78
Change in economic scenarios(2)	–	(3)	–	(24)	–	(9)	–	(36)
Changes to model	–	–	–	–	–	13	–	13
New lending and assets purchased (5)	37,230	23	479	27	14	9	37,723	59
Other(6)	2,670	6	68	(2)	128	162	2,866	166
Redemptions and repayments(7)	(27,924)	(23)	(1,265)	(20)	(449)	(34)	(29,638)	(77)
Assets written off(7)	(1)	–	(1)	–	(275)	(206)	(277)	(206)
At 31 December 2019	194,852	98	9,653	268	1,974	225	206,479	591
Net movement in the year	11,821	2	(867)	(1)	(280)	(4)	10,674	(3)

ECL charge/(release) to the Income Statement		2		(1)		202		203
Less: ECL relating to derecognised income		–		–		(9)		(9)
Less: Recoveries net of collection costs		(2)		–		(32)		(34)
Income statement charge/(release) for the year		–		(1)		161		160

2018
At 1 January 2018	178,978	110	10,885	247	2,263	268	192,126	625
Transfers from Stage 1 to Stage 2 (3)	(3,407)	(7)	3,407	7	–	–	–	–
Transfers from Stage 2 to Stage 1(3)	2,992	58	(2,992)	(58)	–	–	–	–
Transfers to Stage 3(3)	(403)	(7)	(569)	(22)	972	29	–	–
Transfers from Stage 3(3)	15	5	438	26	(453)	(31)	–	–
Transfers of financial instruments	(803)	49	284	(47)	519	(2)	–	–
Net ECL remeasurement on stage transfer(4)	–	(54)	–	73	–	60	–	79
Change in economic scenarios(2)	–	(1)	–	(9)	–	(8)	–	(18)
Changes to model	–	(1)	–	2	–	1	–	2
New lending and assets purchased (5)	33,366	26	670	26	15	11	34,051	63
Other(6)	(27)	(19)	(125)	(14)	143	100	(9)	67
Redemptions and repayments(7)	(28,483)	(14)	(1,194)	(9)	(436)	(19)	(30,113)	(42)
Assets written off(7)	–	–	–	–	(250)	(182)	(250)	(182)
At 31 December 2018	183,031	96	10,520	269	2,254	229	195,805	594
Net movement in the year	4,053	(14)	(365)	22	(9)	(39)	3,679	(31)

ECL charge/(release) to the Income Statement		(14)		22		143		151
Less: Recoveries net of collection costs		–		–		(27)		(27)
Income statement charge/(release) for the year		(14)		22		116		124

(1)	Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)

Changes to assumptions from the start of the year to the end of the year. Includes changes to the economic variables for each scenario, changes to the scenarios themselves as well as changes in the probability weightings. Also includes changes in risk parameters and model changes.

(3)

Total impact of facilities that moved stage(s) in the year. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the year. Transfers from each stage are based on opening balances, and transfers in are based on closing balances, giving rise to a net movement on transfer.

(4)	Relates to the revaluation of ECL following the transfer of an exposure from one stage to another.
(5)

Exposures and ECL at reporting date of facilities that did not exist at the start of the year, but did at the end. Amounts in Stage 2 and 3 represent assets which have deteriorated during the year subsequent to origination in Stage 1.

(6)	Residual movements on facilities that did not change stage in the year, and which were neither acquired nor purchased in the year.
(7)	Exposures and ECL for facilities that existed at the start of the year, but not at the end.

Santander UK Group Holdings plc	101

Annual Report 2019 | Risk review

RESIDENTIAL MORTGAGES

We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small number of loans in the Isle of Man and Jersey.

2019 compared to 2018 (unaudited)

Credit risk is at very low levels historically. The benign credit environment has supported our customers and helped to reduce credit risk. From our experience we know that unemployment is one of the most important factors in defaults on mortgages, our biggest loan book. Whilst the UK market continues to show resilience, we are cautious on the outlook in light of recent economic uncertainty. £7.4bn net mortgage growth in 2019 (2018: £3.3bn) was our strongest for a decade, with a focus on pricing, customer retention and service.

Borrower profile

In this table, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are new customers who are taking a new mortgage with us.

	Stock				New business

	2019		2018		2019		2018

	£m	%	£m	%	£m	%	£m	%
Home movers	70,860	43	69,198	44	11,192	38	10,854	39
Remortgagers	52,480	32	51,272	32	9,197	31	9,237	34
First-time buyers	32,112	19	29,235	19	6,952	23	4,848	18
Buy-to-let	9,904	6	8,252	5	2,473	8	2,335	9
	165,356	100	157,957	100	29,814	100	27,274	100

As well as the new business in the table above, there were £31.6bn (2018: £27.2bn) of remortgages where we moved existing customers with maturing products onto new mortgages. We also provided £1.3bn (2018: £1.5bn) of further advances and flexible mortgage drawdowns.

2019 compared to 2018 (unaudited)

The borrower profile of stock remained broadly unchanged. The change in borrower profile of new business reflected product initiatives designed to help first-time buyers and changes to credit policy in 2019 to increase the maximum loan term from 35 to 40 years. In 2019, we helped first-time buyers purchase their new home with £7.0bn of gross lending (2018: £4.8bn).

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	2019		2018

	£m	%	£m	%
Fixed rate	128,798	78	115,178	73
Variable rate	22,116	13	24,396	15
Standard Variable Rate (SVR)	14,442	9	18,383	12
	165,356	100	157,957	100

2019 compared to 2018 (unaudited)

In 2019, we continued to see customer refinancing from SVR products into fixed rate products influenced by low mortgage rates and the competitive mortgage market.

Geographical distribution

The geographical distribution of our mortgage asset stock was:

	Stock		New business

Region	2019 £bn	2018 £bn	2019 £bn	2018 £bn
London	41.4	39.0	7.5	7.1
Midlands and East Anglia	22.1	21.1	4.3	3.8
North	22.7	22.2	3.8	3.4
Northern Ireland	3.3	3.4	0.3	0.2
Scotland	6.8	6.7	1.2	1.0
South East excluding London	51.7	48.7	9.7	9.0
South West, Wales and other	17.4	16.9	3.0	2.8
	165.4	158.0	29.8	27.3

Average loan size for new business			£’000	£’000
South East including London			277	270
Rest of the UK			154	150
UK as a whole			207	203

2019 compared to 2018 (unaudited)

The geographical distribution of the portfolio continued to represent a broad footprint across the UK, whilst maintaining a concentration around London and the South East. The loan-to-income multiple of mortgage lending during the year, representing average earnings of new business at inception, was 3.27 (2018: 3.24).

102	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Larger loans

The mortgage asset stock of larger loans was:

	South East including London		UK

Individual mortgage loan size	2019 £m	2018 £m	2019 £m	2018 £m
<£0.25m	45,828	45,851	105,855	105,181
£0.25m to £0.50m	34,027	30,488	44,549	39,841
£0.50m to £1.0m	11,471	10,103	13,114	11,551
£1.0m to £2.0m	1,538	1,168	1,644	1,236
>£2.0m	186	146	194	148
	93,050	87,756	165,356	157,957

At 31 December 2019, there were 76 (2018: 57) individual mortgages over £2.0m. In 2019, there were 32 (2018: 9) new mortgages over £2.0m.

Loan-to-value analysis

This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, as well as the LTV distribution for new business. We also show the collateral value and simple average LTV for our mortgage stock, Stage 3 stock and new business. We use our estimate of the property value at the balance sheet date. We include fees that have been added to the loan in the LTV calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	2019					2018

	Stock		Stage 3		New	Stock		Stage 3		New

LTV	Total £m	ECL £m	Total £m	ECL £m	business £m	Total £m	ECL £m	Total £m	ECL £m	business £m
Up to 50%	70,714	24	743	11	5,113	72,613	25	872	11	5,124
>50-75%	67,311	65	626	24	11,876	63,505	67	698	24	11,512
>75- 85%	17,436	31	136	13	6,130	14,191	32	156	13	5,955
>85-100%	9,011	34	110	17	6,650	6,508	36	125	16	4,648
>100%	884	64	107	38	45	1,140	77	131	42	35
	165,356	218	1,722	103	29,814	157,957	237	1,982	106	27,274
Collateral value of residential properties(1)	165,229		1,702		29,813	157,787		1,850		27,274

	%		%		%	%		%		%
Simple average(2) LTV (indexed)	43		42		65	42		43		63

(1)

Collateral value shown is limited to the balance of each related loan. Excludes the impact of over-collateralisation (where the collateral is higher than the loan). Includes collateral against loans in negative equity of £757m (2018: £969m).

(2)	Total of all LTV% divided by the total of all accounts.

At 31 December 2019, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances reduced to £127m (2018: £170m).

In 2019, the simple average LTV of mortgage total new lending in London was 61% (2018: 58%).

Santander UK Group Holdings plc	103

Annual Report 2019 | Risk review

Credit performance

	2019 £m	2018 £m
Mortgage loans and advances to customers of which:	165,356	157,957
– Stage 1	155,477	146,619
– Stage 2	8,157	9,356
– Stage 3	1,722	1,982
Loss allowances(3)	218	234

	%	%
Stage 1 ratio(1)	94.03	92.82
Stage 2 ratio(1)	4.93	5.92
Stage 3 ratio(2)	1.05	1.27

(1)	Stage 1/Stage 2 exposures as a percentage of customer loans.
(2)

Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures. The way we calculate the Stage 3 ratio was changed from 1 January 2019, and 2018 restated for consistency. See ‘Key metrics’ in the ‘Credit risk – Santander UK group level’ section.

(3)	The ECL allowance is for both on and off–balance sheet exposures.

Movement in total exposures and the corresponding ECL

The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the year. The footnotes to the Santander UK group level analysis on page 96 are also applicable to this table.

	Stage 1		Stage 2		Stage 3

Mortgages	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2019	157,739	12	9,432	119	1,999	106	169,170	237
Transfers from Stage 1 to Stage 2 (3)	(2,345)	(1)	2,345	1	–	–	–	–
Transfers from Stage 2 to Stage 1((3)	2,921	24	(2,921)	(24)	–	–	–	–
Transfers to Stage 3(3)	(231)	–	(429)	(8)	660	8	–	–
Transfers from Stage 3(3)	5	(1)	485	16	(490)	(15)	–	–
Transfers of financial instruments	350	22	(520)	(15)	170	(7)	–	–
Net ECL remeasurement on stage transfer(4)	–	(23)	–	16	–	12	–	5
Change in economic scenarios(2)	–	(5)	–	(22)	–	(9)	–	(36)
Changes to model	–	–	–	–	–	13	–	13
New lending and assets purchased (5)	31,090	5	198	3	2	–	31,290	8
Other(6)	2,090	4	153	6	31	14	2,274	24
Redemptions and repayments(7)	(22,439)	(1)	(1,039)	(6)	(396)	(12)	(23,874)	(19)
Assets written off(7)	–	–	–	–	(72)	(14)	(72)	(14)
At 31 December 2019	168,830	14	8,224	101	1,734	103	178,788	218
Net movement in the year	11,091	2	(1,208)	(18)	(265)	(3)	9,618	(19)

Charge/(release) to the Income Statement		2		(17)		11		(4)
Less: ECL relating to derecognised income		–		–		(2)		(2)
Less: Recoveries net of collection costs		–		–		(2)		(2)
Income statement charge/(release) for the year		2		(17)		7		(8)

2018
At 1 January 2018	155,155	20	9,884	131	2,004	121	167,043	272
Transfers from Stage 1 to Stage 2 (3)	(2,941)	(1)	2,941	1	–	–	–	–
Transfers from Stage 2 to Stage 1((3)	(329)	(6)	(512)	(12)	841	18	–	–
Transfers to Stage 3(3)	2,628	21	(2,628)	(21)	–	–	–	–
Transfers from Stage 3(3)	4	–	405	14	(409)	(14)	–	–
Transfers of financial instruments	(638)	14	206	(18)	432	4	–	–
Net ECL remeasurement on stage transfer(4)	–	(20)	–	20	–	14	–	14
Change in economic scenarios(2)	–	(6)	–	(7)	–	(8)	–	(21)
Changes to model	–	–	–	2	–	2	–	4
New lending and assets purchased (5)	28,330	2	446	5	3	1	28,779	8
Other(6)	(249)	6	(81)	(5)	(5)	1	(335)	2
Redemptions and repayments(7)	(24,859)	(4)	(1,023)	(9)	(358)	(11)	(26,240)	(24)
Assets written off(7)	–	–	–	–	(77)	(18)	(77)	(18)
At 31 December 2018	157,739	12	9,432	119	1,999	106	169,170	237
Net movement in the year	2,584	(8)	(452)	(12)	(5)	(15)	2,127	(35)

Charge/(release) to the Income Statement		(8)		(12)		3		(17)
Less: Recoveries net of collection costs		–		–		(4)		(4)
Income statement charge/(release) for the year		(8)		(12)		(1)		(21)

104	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Loan modifications

The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2019 £m	2018 £m
Financial assets modified in the year:
– Amortised cost before modification	384	207
– Net modification loss	7	3
Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the year	89	158

Forbearance(1)

The balances at 31 December 2019 and 2018, analysed by their staging at the year-end and the forbearance we applied, were:

2019	Capitalisation £m	Term extension £m	Interest- only £m	Concessionary interest rate £m	Total £m	Loss allowance £m
Stage 2	405	338	342	1	1,086	12
Stage 3	197	91	97	10	395	24
	602	429	439	11	1,481	36
Proportion of portfolio	0.4%	0.3%	0.3%	0.0%	0.9%

2018
Stage 2	375	161	389	–	925	9
Stage 3	212	95	113	–	420	20
	587	256	502	–	1,345	29
Proportion of portfolio	0.4%	0.2%	0.3%	0.0%	0.9%

(1)	We base forbearance type on the first forbearance on the accounts.

2019 compared to 2018 (unaudited)

In 2019, the accounts in forbearance increased due to a new term extension forbearance solution we introduced in August 2018 that is applied to interest-only past maturity customers. The proportion of the mortgage portfolio in forbearance remained flat at 0.9% (2018: 0.9%).

–	At 31 December 2019, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments increased slightly to 81% (2018: 79%).
–	The weighted average LTV of all accounts in forbearance was 35% (2018: 35%) compared to the weighted average portfolio LTV of 39% (2018: 39%).
–	At 31 December 2019, the carrying value of mortgages classified as multiple forbearance increased to £137m (2018: £126m)

Other loan modifications

At 31 December 2019, there were £4.5bn (2018: £4.5bn) of other mortgages on the balance sheet that we had modified since January 2008. At 31 December 2019:

–	The average LTV was 32% (2018: 32%) and 96% (2018: 95%) of accounts had made their last six months’ contractual payments
–	The proportion of accounts that were 90 days or more in arrears was 1.30% (2018: 1.50%).

Santander UK Group Holdings plc	105

Annual Report 2019 | Risk review

RESIDENTIAL MORTGAGES – PORTFOLIOS OF PARTICULAR INTEREST

Introduction (unaudited)

We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description

Interest-only loans and part interest-only, part repayment loans

With an interest-only mortgage, the customer pays interest every month but the principal until the end of the mortgage. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage. Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part. This means there is a higher credit risk on these loans as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this credit risk. We also make sure the customer has a plausible repayment plan before we lend to them and remains on track for the life of the loan.

Since 2009, we have reduced the risk from new interest-only mortgages by lowering the maximum LTV. It has been 50% since 2012. When a customer plans to repay their mortgage by selling the property, we now only allow that if they own more than a set proportion of the equity.

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

If customers know they will not be able to repay their mortgage in full when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them. If we think it is in the customer’s interests and they can afford it, we look at other ways of managing it. That can mean turning the mortgage into a standard repayment one and extending it. Or, if the customer is waiting for their means of repaying it, such as an investment plan or bonds, to mature, it can just mean extending it.

Flexible loans

Flexible mortgages allow customers to pay more or less than their usual amount each month, or even to take ‘payment holidays’ when they pay nothing at all. Customers do not have to take or draw down the whole loan all at once – so if they took out a mortgage big enough to allow them to build a home extension after three years, they do not have to start paying interest on that extra money until they are ready to spend it. There are conditions on when and how much customers can draw down:

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

Loans with an LTV > 100%

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

Buy-to-Let (BTL) loans

In recent years, we have refined our BTL proposition to appeal to a wider catchment, and we have improved our systems to cater for this segment with a focus on non-professional landlords. We have prudent lending criteria, and specific policies for BTL. We only lend to a maximum 75% LTV. The first applicant must earn a minimum income of £25,000 per year, and we require evidence of income in all cases. We also use a BTL affordability rate as part of our assessment about whether to lend. This means that the rental income must cover the monthly mortgage interest payments by a prescribed amount when calculated using a stressed interest rate. We regularly review the prescribed amount and adjust it as needed.

106	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Credit performance

		Portfolio of particular interest(1)

2019	Total £m	Interest-only £m	Part interest- only, part repayment(2) (3) £m	Flexible(3) £m	LTV >100% £m	Buy-to-let £m	Other portfolio £m
Mortgage portfolio	165,356	38,062	13,247	11,273	884	9,904	109,234
– Stage 1	155,477	33,739	12,112	10,183	594	9,593	105,114
– Stage 2	8,157	3,502	888	873	183	285	3,526
– Stage 3	1,722	821	247	217	107	26	594
Stage 3 ratio(4)	1.05%	2.17%	1.87%	2.03%	12.11%	0.26%	0.54%
PIPs	32	14	9	2	13	1	8
Simple average LTV (indexed)	43%	45%	45%	28%	117%	60%	44%

2018
Mortgage portfolio	157,957	38,035	13,201	12,926	1,140	8,252	101,158
– Stage 1	146,619	33,001	11,824	11,558	740	7,906	96,767
– Stage 2	9,356	4,029	1,115	1,082	273	317	3,802
– Stage 3	1,982	1,005	262	286	127	29	589
Stage 3 ratio(4)	1.27%	2.67%	1.99%	2.34%	11.18%	0.35%	0.58%
PIPs	25	12	5	3	8	–	7
Simple average LTV (indexed)	42%	44%	44%	29%	118%	58%	43%

(1)

Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.

(2)	Mortgage balance includes both the interest-only part of £9,823m (2018: £9,756m) and the non-interest-only part of the loan.
(3)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(4)

Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures. The way we calculate the Stage 3 ratio was changed from 1 January 2019, and 2018 restated for consistency. See ‘Key metrics’ in the ‘Credit risk – Santander UK group level’ section.

2019 compared to 2018 (unaudited)

–

In 2019, the proportion of interest-only loans together with part interest-only, part repayment and flexible loans reduced, reflecting our strategy to manage down the overall exposure to these lending profiles.

–

BTL mortgage balances increased £1.6bn to £9.9bn (2018: £8.3bn) driven by continued focus in growing this portfolio. In 2019, the simple average LTV of mortgage total new lending in the form of BTL was 64% (2018: 62%).

Interest-only sub analysis (unaudited)

Full interest-only new business in the year

	2019 £m	2018 £m
Full interest-only loans	4,000	3,810

Full interest-only maturity profile

2019	Term expired £m	Within 2 years £m	Between 2-5 years £m	Between 5-15 years £m	Greater than 15 years £m	Total £m
Full interest-only portfolio	338	1,541	3,706	20,984	11,493	38,062
– of which value weighted average LTV (indexed) is > 75%	11	111	219	1,793	1,051	3,185

2018
Full interest-only portfolio	541	1,346	3,761	21,711	10,676	38,035
– of which value weighted average LTV (indexed) is > 75%	43	110	265	2,029	642	3,089

2019 compared to 2018 (unaudited)

For full interest-only mortgages, of the total £338m that was term expired at 31 December 2019, 84% continued to pay the interest due under the expired contract terms. Interest-only mortgages that matured in 2019 totalled £731m, of which: £314m was subsequently repaid, £5m was refinanced under normal credit terms, £213m was refinanced under forbearance arrangements and £199m remained unpaid and was classified as term expired at 31 December 2019.

At 31 December 2019, there were 76,767 (2018: 84,773) flexible mortgage customers, with undrawn facilities of £5,841m (2018: £6,000m). The portfolio’s value weighted LTV (indexed) was 27% (2018: 28%).

Forbearance(1)

The balances at 31 December 2019 and 2018 were:

2019	Interest-only(2) £m	Flexible £m	LTV >100% £m	Buy-to-Let £m
Total	392	73	17	10
– Stage 2	285	56	8	8
– Stage 3	107	17	9	2

2018
Total	229	32	10	9
– Stage 2	136	18	3	6
– Stage 3	93	14	7	3

(1)	Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)	Comprises full interest-only loans and part interest-only, part repayment loans.

Santander UK Group Holdings plc	107

Annual Report 2019 | Risk review

CONSUMER (AUTO) FINANCE AND OTHER UNSECURED LENDING

Consumer (auto) finance

Retail Banking provides auto finance through Santander Consumer (UK) plc (SCUK). SCUK provides a range of wholesale finance facilities (stock finance) and retail products designed for the purchase of new and used personal, business and commercial vehicles, motorcycles, bicycles and caravans through an extensive network of motor dealers and manufacturer partners. SCUK’s products are mainly distributed through intermediary introducers at the point of sale, and through partnerships with selected car and motorcycle manufacturers. At 31 December 2019, the business operated with 14 Original Equipment Manufacturer partners which includes two joint venture arrangements.

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

Residual Value (RV) risk remains the top risk for SCUK. We monitor the RV portfolio on a monthly basis, and we use key risk triggers to identify any material change in trends. We have a conservative approach to setting RV amounts and maintain a prudent provisioning policy to mitigate potential losses on disposal of the asset. We use a leading independent vehicle valuation company to assess the estimated future value of the asset, prior to inception and periodically throughout the life of the agreement.

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

We use a combination of internal, credit reference agency and application data in our credit assessments. Scorecards supported by policy rules give us confidence that customers are creditworthy and can afford their repayments. We closely monitor and manage the performance of our consumer credit portfolios using a range of data that includes portfolio and key segments performance, macroeconomic indicators and customer risk data. Nonetheless, we are not complacent about the prospect for future risk events and always look at ways to strengthen our approach.

Credit performance

		Other unsecured

2019	Consumer (auto) finance £m	Personal loans £m	Credit cards £m	Overdrafts £m	Total other unsecured £m	Total £m
Loans and advances to customers of which:	7,684	2,135	2,788	590	5,513	13,197
– Stage 1	7,038	2,020	2,473	404	4,897	11,935
– Stage 2	604	95	267	160	522	1,126
– Stage 3	42	20	48	26	94	136
Loss allowances(2)	88	51	120	62	233	321
Stage 3 undrawn exposures	–				25
Stage 3 ratio(1)	0.55%				2.15%	1.21%
Gross write-offs	34				134	168

2018
Loans and advances to customers of which:	7,347	2,182	2,865	593	5,640	12,987
– Stage 1	6,950	2,113	2,560	422	5,095	12,045
– Stage 2	354	48	256	144	448	802
– Stage 3	43	21	49	27	97	140
Loss allowances(2)	85	47	112	61	220	305
Stage 3 undrawn exposures	–				26
Stage 3 ratio(1)	0.58%				2.17%	1.28%
Gross write-offs	24				125	149

(1)

Total Stage 3 exposure as a percentage of loans and advances to customers plus undrawn Stage 3 exposures. The way we calculate the Stage 3 ratio was changed from 1 January 2019, and 2018 restated for consistency. See ‘Key metrics’ in the ‘Credit risk – Santander UK group level’ section.

(2)	The ECL allowance is for both on and off–balance sheet exposures.

108	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Loan modifications

The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

2019	Credit cards £m	Overdrafts £m	Total other unsecured £m
Financial assets modified in the year:
– Amortised cost before modification	23	15	38
– Net modification loss	12	8	20
Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the year	3	2	5

2018
Financial assets modified in the year:
– Amortised cost before modification	26	17	43
– Net modification loss	12	8	20
Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the year	2	3	5

Forbearance

The balances at 31 December 2019 and 2018 were:

		Other unsecured

2019	Consumer (auto) finance £m	Personal loans £m	Credit cards £m	Overdrafts £m	Total other unsecured £m	Total £m
Total	7	–	51	25	76	83
– Stage 2	5	–	10	7	17	22
– Stage 3	2	–	41	18	59	61

2018
Total	6	–	53	26	79	85
– Stage 2	4	–	10	7	17	21
– Stage 3	2	–	43	19	62	64

2019 compared to 2018 (unaudited)

We maintained our prudent Consumer (auto) finance underwriting criteria through the year. In 2019, the product mix was broadly unchanged. This reflected underlying stability in target market segments, product pricing and distribution strategy. The car finance market saw challenges in 2019 mainly due to Brexit and changing emission standards, and there was a fall in the supply of new vehicles.

At 31 December 2019, Consumer (auto) finance balances represented 4% (2018: 4%) of our total Retail Banking loans and 4% (2018: 4%) of total customer loans. In 2019, Consumer (auto) finance balances increased by £337m (5%). In 2019, Consumer (auto) finance gross lending (new business) was £3,308m (2018: £3,444m). Wholesale loans (Stock finance) to car dealerships at 31 December 2019 were approximately 16.8% of the Consumer loan book, a decrease of £33m on 2018. The portfolio continues to perform satisfactorily with the overall risk profile remaining broadly stable.

At 31 December 2019, the average Consumer (auto) finance loan size was £13,900 (2018: £11,400).

Forbearance levels were broadly stable in 2019.

Santander UK Group Holdings plc	109

Annual Report 2019 | Risk review

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

Credit performance

	2019 £m	2018 £m
Loans and advances to customers of which:	1,845	1,802
– Stage 1	1,590	1,548
– Stage 2	177	165
– Stage 3	78	89
Loss allowances(2)	52	53
Stage 3 undrawn exposures	1	–
Stage 3 ratio(1)	4.28%	4.99%
Gross write offs	24	15

(1)

Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures. The way we calculate the Stage 3 ratio was changed from 1 January 2019, and 2018 restated for consistency. See ‘Key metrics’ in the ‘Credit risk – Santander UK group level’ section

(2)	The ECL allowance is for both on and off–balance sheet exposures.

Loan modifications

The following table provides information on financial assets that were forborne while they had a loss allowance measured at an amount equal to lifetime ECL.

	2019 £m	2018 £m
Financial assets modified in the year:
– Amortised cost before modification	15	14
– Net modification loss	–	1
Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the ECL allowance changed to 12-month measurement in the year	2	3

Forbearance

The balances at 31 December 2019 and 2018 were:

	2019 £m	2018 £m
Total	67	74
– Stage 2	26	20
– Stage 3	41	54

2019 compared to 2018 (unaudited)

Business banking balances remained broadly flat and Stage 3 exposures decreased slightly.

110	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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

–  Financial Institutions – mainly derivatives, under approved ring-fenced bank exceptions policy to facilitate hedging, and trade finance instruments.

–  Sovereign and Supranational – securities issued by local and central governments, and government guaranteed counterparties. We hold some of them to help meet our liquidity needs.

–  Structured Products – we have two portfolios. The High Quality Liquid Assets (HQLA) portfolio is high quality assets, chosen for diversification and liquidity. The Legacy Treasury asset portfolio is mainly asset-backed securities.

–  Social Housing – legacy social housing loans that do not fit with our strategy.

–  Financial Institutions – mainly derivatives, repurchase and reverse repurchase transactions (known as repos and reverse repos), and stock borrowing/lending, under approved ring-fenced bank exceptions policy to facilitate hedging or liquidity management.

–  Legacy Portfolios in run-off – assets from acquisitions that do not fit with our strategy. These include some commercial mortgages.

–  Derivatives – older total return swaps we held for liquidity, that we are running down.

–  Crown Dependencies – mainly residential mortgages to individuals in Jersey and the Isle of Man.

The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report our short term markets business in Corporate Centre rather than in Corporate & Investment Banking. See Note 2 for more information.

OTHER BUSINESS SEGMENTS – CREDIT RISK MANAGEMENT

For more on our approach to credit risk at a Santander UK group level See pages 78 to 86

In Corporate & Commercial Banking, we classify most of our customers as non-standardised. We also have some SME customers, which we mainly classify as standardised as it is a high-volume portfolio with smaller exposures. In CIB and Corporate Centre, we classify all our customers as non-standardised, except for the commercial mortgages in our Legacy Portfolios in run-off, and the Crown Dependencies mortgage portfolio.

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

Santander UK Group Holdings plc	111

Annual Report 2019 | Risk review

1. Risk strategy and planning

For details of how we set risk strategy and plans, see the ‘Santander UK group level – credit risk management’ section. For treasury products, we take credit risk up to limits for each client. We control, manage and report risks on a counterparty basis, regardless of which part of our business takes the risk.

2. Assessment and origination

We do a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We do this mainly by assigning each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and trends in the economy – backed up by the expert judgement of a risk analyst. We review our internal ratings at least every year. We also assess the underlying risk of the transaction, taking into account any mitigating factors (see the tables below) and how it fits with our risk policies, limits and Risk Appetite, as set by the Board and lower level committees and fora. We consider transactions in line with credit limits approved by the relevant credit authority. In CIB and Corporate Centre, a specialist analyst usually reviews a transaction at the start and over its life. They base their review on the financial strength of the client, its position in its industry, and its management strengths.

We lend to a wide range of sectors and industries, including those that are intrinsic or of strategic importance to the economy of the UK or another country or territory. As part of lending responsibly, we comply with the Equator Principles, factoring social, ethical and environmental impacts into our risk analysis and decision-making process for financial transactions. These principles address climate change, prevention of pollution and toxic waste emissions, biodiversity, indigenous peoples and human rights. Our policy on Aerospace and Defence, Energy, Mining & Metals and Soft Commodities and our Sensitive Social and Ethical Sectors policy continue to define our approach towards creating long-term value while managing reputational, social and environmental risks. In 2019, we further improved these policies by introducing prohibitions and strengthening restrictions on a range of activities. Prohibited activities now include the provision of products or services for new Coal Fired Power Plant (CFPP) projects and taking on new clients with existing CFPPs. Restricted activities include transactions specific to CFPPs for existing clients which do not significantly improve environmental impacts, such as a significant reduction of CO2. Our Reputational Risk Forum reviews and approves all restricted activities to ensure that they fall within our risk appetite. This forum reviews, monitors and escalates key decisions around financial and non-financial reputational risks to the Board

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Corporate & Commercial Banking:

Portfolio	Description

SME and mid corporate

Includes secured and unsecured lending. We can use covenants (financial or non-financial) to support a customer’s credit rating. For example, we can set limits on how much they can spend or borrow, or how they operate as a business. We can take mortgage debentures as collateral. These are charges over a company’s assets, almost always first charges. We can also take a first legal charge on commercial property as collateral. Before agreeing the loan, we get an independent professional valuation which assesses the property. We can also take guarantees, but we do not treat them as collateral and we do not put a cash value on them unless they are supported by a tangible asset which is charged to us. If a customer defaults, we work with them to consider debt restructuring options. We generally do not enforce our security over their assets except when restructuring options have been exhausted or to protect our position in relation to third party claims. In this case, we might appoint an administrator.

We also lend against assets (like vehicles and equipment) and invoices for some customers. For assets, we value them before we lend. For invoices, we review the customer’s ledgers regularly and lend against debtors that meet agreed criteria. If the customer defaults, we repossess and sell their assets or collect on their invoices.

Commercial Real Estate	We take a first legal charge on commercial property as collateral. The loan is subject to strict criteria, including the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before agreeing the loan, we visit the property and get an independent professional valuation which assesses the property, the tenant and future demand (such as comparing market rent to current rent). Loan agreements typically allow us to view the property each year and get revaluations every two to three years, or more often if it is likely covenants may be breached.

Social Housing	We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing. The value would be considerably higher if we based it on normal residential use. On average, the loan balance is 25% to 50% of the implied market value, using our LGD methodology. We have not had a default, loss or repossession on Social Housing. We manage older Social Housing loans that do not fit our current business strategy in Corporate Centre.

Corporate & Investment Banking:

Portfolio	Description

Large Corporate

Most of these corporate loans and products are unsecured. We also have a structured finance portfolio, where we typically hold legal charges over the assets we finance. For all customer segments, the bank monitors borrowers are in line with expected performance and (where applicable) documented covenants so we detect any financial distress early.

Financial Institutions	We manage the risk on derivatives in this portfolio in the same way as for the derivatives in the Financial Institutions in Corporate Centre.

112	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Corporate Centre:

Portfolio	Description

Sovereign and Supranational	In line with market practice, there is no collateral against these assets.

Structured Products	These are our HQLA and Legacy Treasury asset portfolios. These assets are primarily ABS and covered bonds, which benefit from senior positions in the creditor hierarchy. Their credit rating reflects the over-collateralisation in the structure, and the assets that underpin their cash flows and repayment schedules. We use a detailed expected cash flow analysis to assess the portfolios and we consider the structure and assets backing each individual security.

Social Housing	We manage the risk on this portfolio in the same way as for the Social Housing portfolio in Corporate & Commercial Banking.

Financial Institutions

We use standard legal agreements to reduce credit risk on derivatives, repos and reverse repos, and stock borrowing/lending. We also hold collateral and trade through central counterparties (CCPs) to reduce risk.

Netting – We use netting agreements where they have legal force, mainly in the UK, the rest of Europe and the US. This means that if a counterparty defaults, we can legally offset what we owe them and what they owe us and settle the net amount. However, netting arrangements often do not mean we can offset assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. In line with market practice, we use standard legal agreements. For derivatives, we use ISDA Master Agreements; for repos and reverse repos, we use Global Master Repurchase Agreements; and for stock borrowing/lending and other securities financing, we use Global Master Securities Lending Agreements.

Collateral – We use the Credit Support Annex with the ISDA Master Agreement. This gives us collateral for our net exposures. The collateral can be cash, securities or equities. For stock borrowing/lending and repos and reverse repos, it includes high quality liquid debt securities and highly liquid equities listed on major developed markets. We revalue our exposures and collateral daily, adjusting the collateral to reflect deficits or surpluses. We have processes to control how we value and manage collateral, including documentation reviews and reporting. Collateral has to meet our ‘Liquid Assets and Eligible Collateral’ policy, which controls the quality and how much of any one kind of collateral we can hold. That gives us confidence we will be able to cash in the collateral if a client defaults. We have these controls for equities and debt securities. The collateral held for reverse repos is worth at least 100% of our exposure.

CCPs – These are intermediaries between a buyer and a seller – generally a clearing house. We use CCPs to reduce counterparty credit risk in derivatives.

Legacy Portfolios in run-off

We often hold collateral through a first legal charge over the underlying asset or cash. We get independent third-party valuations on fixed charge security in line with industry guidelines. We then review our impairment loss allowance. To do that, we bear in mind:

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

Derivatives	We manage the risk on this portfolio in the same way as for the derivatives in Financial Institutions in Corporate Centre.

Crown Dependencies	We manage the risk on this portfolio in the same way as for mortgages in Retail Banking.

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

We assess cases on the Watchlist for impairment in accordance with IFRS 9 as explained in ‘Significant Increase in Credit Risk (SICR)’ in the ‘Santander UK group level – Credit risk management’ section.

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

In Corporate & Commercial Banking, as part of our client review process, for loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. Where this seems unlikely, we put the case on our Watchlist.

In CIB and Corporate Centre, we monitor the credit quality of our exposures daily. We use both internal and third-party data to detect any potential credit deterioration. In Corporate Centre, we manage the credit quality of our Crown Dependencies mortgages in the same way as for mortgages in Retail Banking.

Santander UK Group Holdings plc	113

Annual Report 2019 | Risk review

4. Arrears management

We identify problem debt by close monitoring, supported by our Watchlist process. When there is a problem, our relationship managers are the first to act, supported by the relevant credit risk expert. If a case becomes more urgent or needs specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team.

We aim to act before a customer defaults (to prevent it, if possible). The strategy we use depends on the type of customer, their circumstances and the level of risk. We use restructuring and rehabilitation tools to try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us. We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to make sure they are not breaching any covenants, and by having regular dialogue with them. We hold regular Watchlist meetings to agree a strategy for each portfolio.

Our Restructuring & Recoveries team are engaged as appropriate on Watchlist cases and we may hand over more serious cases to them.

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

If there is a shortfall, we write it off against loss allowances we hold. In certain very rare instances, we may act as mortgagee in possession of assets held as collateral against non-performing commercial lending. In such cases the assets are carried on our balance sheet and are classified according to our accounting policies.

Loan modifications

Forbearance

If a customer is having financial difficulty, we will work with them before they default to see if the difficulty can be addressed through forbearance. Their problems might be clear from the results of covenant testing, reviews of trading and other data they give us under the terms of their loan or as part of our ongoing conversations with them.

We may offer the following types of forbearance. We only do this if our assessments indicate the customer can meet the revised payments:

Action	Description

Term extension	We can extend the term of the loan. At a minimum, we expect the customer to be able to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term. We may offer this option if the customer is up to date with their payments but showing signs of financial difficulties. We may also offer this option where the loan is about to mature and near-term refinancing is not possible on market terms.

Interest-only	We can agree to let a customer pay only the interest on the loan for a short time – usually less than a year. We only agree to this if we believe their financial problems are temporary and they are going to recover. After the interest-only period, we expect the customer to go back to making full payments of interest and capital once they are in a stronger financial position. We regularly look at the customer’s financial situation to see when they can afford to do that.

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

Other forms of debt management

When customers are in financial difficulty, we can also manage debt in other ways, depending on the facts of the specific case:

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

Risk measurement and control

We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client. In Corporate Centre, we manage the credit quality of our Crown Dependencies mortgages in the same way as for mortgages in Retail Banking.

We assess our loss allowances regularly and have them independently reviewed. We look at a number of factors, including the:

–	Cash flow available to service debt
–	Value of collateral based on third-party professional valuations.

114	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

OTHER BUSINESS SEGMENTS – CREDIT RISK REVIEW

Movement in total exposures and the corresponding ECL

The following tables show changes in total on and off-balance sheet exposures and ECL in the year. The footnotes to the Santander UK group level table on page 96 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total

Corporate & Commercial Banking	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2019	21,333	37	1,226	32	276	113	22,835	182
Transfers from Stage 1 to Stage 2(3)	(747)	(3)	747	3	–	–	–	–
Transfers from Stage 2 to Stage 1(3)	120	5	(120)	(5)	–	–	–	–
Transfers to Stage 3(3)	(33)	–	(92)	(3)	125	3	–	–
Transfers from Stage 3(3)	–	–	6	–	(6)	–	–	–
Transfers of financial instruments	(660)	2	541	(5)	119	3	–	–
Net ECL remeasurement on stage transfer(4)	–	(4)	–	17	–	32	–	45
Change in economic scenarios(2)	–	7	–	9	–	–	–	16
New lending and assets purchased(5)	5,129	4	350	6	2	1	5,481	11
Other(6)	1,293	4	63	(11)	49	29	1,405	22
Redemptions and repayments(7)	(7,778)	(9)	(4)	(7)	(3)	(9)	(7,785)	(25)
Assets written off(7)	–	–	–	–	(81)	(41)	(81)	(41)
At 31 December 2019	19,317	41	2,176	41	362	128	21,855	210
Net movement in the year	(2,016)	4	950	9	86	15	(980)	28

ECL charge/(release) to the Income Statement		4		9		56		69
Less: ECL relating to derecognised income		–		–		(4)		(4)
Less: Recoveries net of collection costs		(8)		(8)		(12)		(28)
Income statement charge/(release) for the year		(4)		1		40		37

Corporate & Investment Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	17,458	5	134	3	26	10	17,618	18
Transfers from Stage 1 to Stage 2(3)	(208)	–	208	–	–	–	–	–
Transfers from Stage 2 to Stage 1((3)	41	–	(41)	–	–	–	–	–
Transfers to Stage 3(3)	–	–	–	–	–	–	–	–
Transfers from Stage 3(3)	–	–	–	–	–	–	–	–
Transfers of financial instruments	(167)	–	167	–	–	–	–	–
Net ECL remeasurement on stage transfer(4)	–	–	–	37	–	–	–	37
Changes to model	–	–	–	–	–	–	–	–
New lending and assets purchased (5)	54	–	–	–	–	–	54	–
Other(6)	376	–	171	(1)	(6)	(1)	541	(2)
Redemptions and repayments(7)	(4,676)	–	(76)	(3)	(5)	–	(4,757)	(3)
Assets written off(7)	–	–	–	–	–	–	–	–
At 31 December 2019	13,045	5	396	36	15	9	13,456	50
Net movement in the year	(4,413)	–	262	33	(11)	(1)	(4,162)	32

ECL charge/(release) to the Income Statement		–		33		(1)		32
Less: ECL relating to derecognised income		–		–		–		–
Less: Recoveries net of collection costs		–		(8)		(2)		(10)
Income statement charge/(release) for the year		–		25		(3)		22

Corporate Centre	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	74,541	5	133	3	16	5	74,690	13
Transfers from Stage 1 to Stage 2(3)	(15)	–	15	–	–	–	–	–
Transfers from Stage 2 to Stage 1(3)	7	–	(7)	–	–	–	–	–
Transfers to Stage 3(3)	(3)	–	(4)	–	7	–	–	–
Transfers from Stage 3(3)	–	–	–	–	–	–	–	–
Transfers of financial instruments	(11)	–	4	–	7	–	–	–
Net ECL remeasurement on stage transfer(4)	–	–	–	–	–	2	–	2
Change in economic scenarios(2)	–	1	–	–	–	–	–	1
Changes to model	–	–	–	–	–	–	–	–
New lending and assets purchased(5) (8)	–	–	–	–	–	–	–	–
Other(6)	(145)	(3)	(8)	–	(1)	1	(154)	(2)
Redemptions and repayments(7)	–	–	–	–	–	–	–	–
Assets written off(7)	–	–	–	–	(4)	(2)	(4)	(2)
At 31 December 2019	74,385	3	129	3	18	6	74,532	12
Net movement in the year	(156)	(2)	(4)	–	2	1	(158)	(1)

ECL charge/(release) to the Income Statement		(2)		–		3		1
Less: ECL relating to derecognised income		–		–		–		–
Less: Recoveries net of collection costs		–		–		–		–
Income statement charge/(release) for the year		(2)		–		3		1

Santander UK Group Holdings plc	115

Annual Report 2019 | Risk review

	Stage 1		Stage 2		Stage 3		Total

Corporate & Commercial Banking	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m	Exposures(1) £m	ECL £m
At 1 January 2018	22,417	43	866	33	388	173	23,671	249
Transfers from Stage 1 to Stage 2(3)	(670)	(3)	670	3	–	–	–	–
Transfers from Stage 2 to Stage 1(3)	200	8	(200)	(8)	–	–	–	–
Transfers to Stage 3(3)	(41)	–	(31)	(1)	72	1	–	–
Transfers from Stage 3(3)	2	1	2	1	(4)	(2)	–	–
Transfers of financial instruments	(509)	6	441	(5)	68	(1)	–	–
Net ECL remeasurement on stage transfer(4)	–	(7)	–	10	–	18	–	21
Change in economic scenarios(2)	–	5	–	(3)	–	–	–	2
New lending and assets purchased(5)	9,115	12	281	5	3	1	9,399	18
Other(6)	1,642	(5)	(37)	(4)	23	33	1,628	24
Redemptions and repayments(7)	(11,332)	(17)	(325)	(4)	(101)	(14)	(11,758)	(35)
Assets written off(7)	–	–	–	–	(105)	(97)	(105)	(97)
At 31 December 2018	21,333	37	1,226	32	276	113	22,835	182
Net movement in the year	(1,084)	(6)	360	(1)	(112)	(60)	(836)	(67)

ECL charge/(release) to the Income Statement		(6)		(1)		37		30
Less: Recoveries net of collection costs		–		–		(7)		(7)
Income statement charge/(release) for the year		(6)		(1)		30		23

Corporate & Investment Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	20,503	16	109	–	372	242	20,984	258
Transfers from Stage 1 to Stage 2(3)	(2)	–	2	–	–	–	–	–
Changes to model	–	–	–	–	–	(10)	–	(10)
New lending and assets purchased(5)	14,799	4	133	3	–	–	14,932	7
Other(6)	(1,876)	(1)	83	1	103	76	(1,690)	76
Redemptions and repayments(7)	(15,966)	(14)	(193)	(1)	(150)	(46)	(16,309)	(61)
Assets written off(7)	–	–	–	–	(299)	(252)	(299)	(252)
At 31 December 2018	17,458	5	134	3	26	10	17,618	18
Net movement in the year	(3,045)	(11)	25	3	(346)	(232)	(3,366)	(240)

ECL charge/(release) to the Income Statement		(11)		3		20		12
Less: Recoveries net of collection costs		–		–		2		2
Income statement charge/(release) for the year		(11)		3		22		14

Corporate Centre	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	63,236	7	250	4	20	8	63,506	19
Transfers from Stage 1 to Stage 2(3)	(111)	(1)	111	1	–	–	–	–
Transfers from Stage 2 to Stage 1(3)	133	3	(133)	(3)	–	–	–	–
Transfers to Stage 3(3)	–	–	(4)	–	4	–	–	–
Transfers from Stage 3(3)	–	–	3	1	(3)	(1)	–	–
Transfers of financial instruments	22	2	(23)	(1)	1	(1)	–	–
Net ECL remeasurement on stage transfer(4)	–	(2)	–	–	–	1	–	(1)
Change in economic scenarios(2)	–	1	–	–	–	–	–	1
Changes to model	–	–	–	–	–	–	–	–
New lending and assets purchased(5) (8)	–	–	–	–	–	–	–	–
Other(6)	11,283	(3)	(94)	–	(2)	–	11,187	(3)
Redemptions and repayments(7)	–	–	–	–	–	–	–	–
Assets written off(7)	–	–	–	–	(3)	(3)	(3)	(3)
At 31 December 2018	74,541	5	133	3	16	5	74,690	13
Net movement in the year	11,305	(2)	(117)	(1)	(4)	(3)	11,184	(6)

ECL charge/(release) to the Income Statement		(2)		(1)		–		(3)
Less: Recoveries net of collection costs		–		–		(4)		(4)
Income statement charge/(release) for the year		(2)		(1)		(4)		(7)

116	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Committed exposures

Credit risk arises on both asset balances and off–balance sheet transactions such as guarantees. As a result, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than the asset balances on the balance sheet due to netting. We show Sovereigns and Supranationals net of short positions and Large Corporate reverse repurchase agreement exposures are shown net of repurchase agreement liabilities and include OTC derivatives. The derivative and other treasury product exposures (which are classified as ‘Financial Institutions’) shown are also typically lower than the asset balances. This is because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade

2019	9 £m	8 £m	7 £m	6 £m	5 £m	4 £m	3 to 1 £m	Other(1) £m	Total £m
Corporate & Commercial Banking
SME and mid corporate	–	25	790	1,914	4,414	3,348	946	32	11,469
Commercial Real Estate	–	–	–	426	3,708	1,363	94	–	5,591
Social Housing	1,231	3,655	26	–	–	2	4	–	4,918
	1,231	3,680	816	2,340	8,122	4,713	1,044	32	21,978
Corporate & Investment Banking
Large Corporate	281	2,356	4,419	4,558	842	75	115	–	12,646
Financial Institutions	383	822	718	11	–	–	–	–	1,934
	664	3,178	5,137	4,569	842	75	115	–	14,580
Corporate Centre
Sovereign and Supranational	37,359	2,255	–	–	–	–	–	–	39,614
Structured Products	1,166	981	396	29	–	–	–	–	2,572
Social Housing	934	3,036	90	–	–	–	–	–	4,060
Financial Institutions	542	246	43	25	1	–	–	–	857
Legacy Portfolios in run-off(2)	–	–	–	130	27	98	140	303	698
Crown Dependencies	–	–	–	–	–	–	1	288	289
	40,001	6,518	529	184	28	98	141	591	48,090

Total	41,896	13,376	6,482	7,093	8,992	4,886	1,300	623	84,648
Of which:
Stage 1	41,896	13,376	6,456	6,901	8,263	3,586	466	608	81,552
Stage 2	–	–	26	192	729	1,300	439	15	2,701
Stage 3	–	–	–	–	–	–	395	–	395

2018
Corporate & Commercial Banking
SME and mid corporate	–	–	66	1,745	5,749	3,426	886	36	11,908
Commercial Real Estate	–	–	–	302	4,564	1,846	31	–	6,743
Social Housing	680	3,899	138	–	–	2	24	–	4,743
	680	3,899	204	2,047	10,313	5,274	941	36	23,394
Corporate & Investment Banking
Large Corporate	12	3,187	5,535	6,361	888	3	78	–	16,064
Financial Institutions	500	1,047	1,443	55	–	–	–	–	3,045
	512	4,234	6,978	6,416	888	3	78	–	19,109
Corporate Centre
Sovereign and Supranational	34,905	3,898	–	1	–	–	–	–	38,804
Structured Products	2,436	2,062	318	24	–	–	–	–	4,840
Social Housing	1,377	2,847	76	43	–	–	–	–	4,343
Financial Institutions	356	345	47	21	–	–	–	–	769
Legacy Portfolios in run-off(2)	–	–	–	203	35	137	126	357	858
Derivatives	–	147	–	–	–	–	–	–	147
Crown Dependencies	14	39	124	77	14	8	7	–	283
	39,088	9,338	565	369	49	145	133	357	50,044

Total	40,280	17,471	7,747	8,832	11,250	5,422	1,152	393	92,547
Of which:
Stage 1	40,280	17,471	7,747	8,759	10,802	4,780	527	377	90,743
Stage 2	–	–	–	73	448	635	318	16	1,490
Stage 3	–	–	–	–	–	7	307	–	314

(1)	Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
(2)	Commercial mortgages and residual structured and asset finance loans (shipping, aviation, and structured finance).

Santander UK Group Holdings plc	117

Annual Report 2019 | Risk review

Geographical distribution

We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2019					2018

	UK £m	Europe £m	US £m	Rest of World £m	Total £m	UK £m	Europe £m	US £m	Rest of World £m	Total £m
Corporate & Commercial Banking
SME and mid corporate	11,384	84	–	1	11,469	11,833	74	–	1	11,908
Commercial Real Estate	5,591	–	–	–	5,591	6,743	–	–	–	6,743
Social Housing	4,918	–	–	–	4,918	4,743	–	–	–	4,743
	21,893	84	–	1	21,978	23,319	74	–	1	23,394
Corporate & Investment Banking
Large Corporate	10,665	1,922	2	57	12,646	13,080	2,752	124	108	16,064
Financial Institutions	611	849	169	305	1,934	891	1,528	187	439	3,045
	11,276	2,771	171	362	14,580	19,971	4,280	311	547	19,109
Corporate Centre
Sovereign and Supranational	33,202	1,549	855	4,008	39,614	30,587	1,802	965	5,450	38,804
Structured Products	1,710	811	–	51	2,572	2,576	1,142	–	1,122	4,840
Social Housing	4,060	–	–	–	4,060	4,343	–	–	–	4,343
Financial Institutions	329	335	157	36	857	346	358	11	54	769
Legacy Portfolios in run–off	587	–	–	111	698	744	–	–	114	858
Derivatives	–	–	–	–	–	–	–	147	–	147
Crown Dependencies	–	–	–	289	289	–	–	–	283	283
	39,888	2,695	1,012	4,495	48,090	38,596	3,302	1,123	7,023	50,044

2019 compared to 2018 (unaudited)

In Corporate & Commercial Banking, we saw a 6% reduction in committed exposure, mainly driven by active management of our Commercial Real Estate (CRE) portfolio. Our CRE portfolio decreased by 17% as we continue to manage our exposure in line with proactive risk management policies.

In CIB, committed exposures decreased by 24% mainly due to reductions in our Large Corporate portfolio, driven by facilities that were re-booked in Banco Santander London Branch. Credit quality was stable.

In Corporate Centre, committed exposures decreased by 4% mainly driven by our Structured Products portfolio due to sale of assets following an ALCO strategy change in H219. Sovereign and Supranational exposures decreased by 2% as part of normal liquid asset portfolio management. The portfolio profile remained short-term, reflecting the purpose of the holdings. Legacy Portfolios in run–off reduced by 19%. Social Housing exposures also reduced.

118	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Credit risk mitigation

2019	Gross Exposure Stage 3 £m	Collateral Stage 3 £m	Net Exposure Stage 3 £m
Corporate & Commercial Banking
SME and mid corporate	279	51	228
Commercial Real Estate	83	56	27
	362	107	255
Corporate & Investment Banking
Large Corporate	15	–	15
	15	–	15
Corporate Centre
Legacy Portfolios in run–off	17	11	6
Crown Dependencies	1	–	1
	18	11	7

2018
Corporate & Commercial Banking
SME and mid corporate	253	55	198
Commercial Real Estate	23	14	9
	276	69	207
Corporate & Investment Banking
Large Corporate	26	–	26
	26	–	26
Corporate Centre
Legacy Portfolios in run–off	16	9	6
Crown Dependencies	–	–	–
	16	9	6

In CIB, the top 20 clients with derivative exposure made up 90% (2018: 85%) of our total derivative exposure. The weighted–average credit rating of these top 20 clients was 6.1 (2018: 7.1).

Santander UK Group Holdings plc	119

Annual Report 2019 | Risk review

Credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2019 and 2018.

		Committed exposure

		Watchlist

2019	Fully performing £m	Enhanced monitoring £m	Proactive management £m	Stage 3 £m	Total(1) £m	Loss allowances £m
Corporate & Commercial Banking
SME and mid corporate	9,864	1,056	270	279	11,469	164
Commercial Real Estate	5,338	89	81	83	5,591	46
Social Housing	4,828	90	–	–	4,918	–
	20,030	1,235	351	362	21,978	210
Corporate & Investment Banking
Large Corporate	11,834	252	545	15	12,646	50
Financial Institutions	1,924	–	10	–	1,934	–
	13,758	252	555	15	14,580	50
Corporate Centre
Sovereign and Supranational	39,614	–	–	–	39,614	–
Structured Products	2,572	–	–	–	2,572	–
Social Housing	4,047	13	–	–	4,060	–
Financial Institutions	854	–	3	–	857	–
Legacy Portfolios in run–off	656	17	8	17	698	12
Derivatives	–	–	–	–	–	–
Crown Dependencies	288	–	–	1	289	–
	48,031	30	11	18	48,090	12
Total loss allowances						272

2018
Corporate & Commercial Banking
SME and mid corporate	10,350	972	333	253	11,908	160
Commercial Real Estate	6,426	247	47	23	6,743	22
Social Housing	4,626	117	–	–	4,743	–
	21,402	1,336	380	276	23,394	182
Corporate & Investment Banking
Large Corporate	15,304	548	186	26	16,064	18
Financial Institutions	3,045	–	–	–	3,045	–
	18,349	548	186	26	19,109	18
Corporate Centre
Sovereign and Supranational	38,804	–	–	–	38,804	–
Structured Products	4,840	–	–	–	4,840	–
Social Housing	4,321	22	–	–	4,343	–
Financial Institutions	769	–	–	–	769	–
Legacy Portfolios in run–off	809	26	7	16	858	12
Derivatives	147	–	–	–	147	–
Crown Dependencies	283	–	–	–	283	1
	49,973	48	7	16	50,044	13
Total loss allowances						213

(1)  Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Monitoring‘ section.

2019 compared to 2018 (unaudited)

In Corporate & Commercial Banking, Stage 3 exposures increased in the ‘SME and mid Corporate’ portfolio and our ‘CRE’ portfolio, largely due to underlying structural changes impacting some sectors. Exposures subject to enhanced monitoring were broadly unchanged, with increases in the SME and mid Corporate portfolio offset by reductions in the CRE and Social Housing portfolios.

In CIB, Large Corporate exposures subject to enhanced monitoring reduced. Exposures subject to proactive management increased, due to the downgrade of a number of cases that were experiencing performance issues. Stage 3 exposure decreased following a reduction in exposure of a single deal. Financial Institutions exposures subject to enhanced monitoring were unchanged. Exposures subject to proactive management increased due to the downgrade of a single case.

In Corporate Centre, exposures subject to enhanced monitoring and proactive management reduced slightly as the related portfolios continued to be managed for value.

120	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Loan modifications

The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

		2019			2018

	Corporate & Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m	Corporate & Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m
Financial assets modified in the year:
– Amortised cost before modification	135	–	10	104	–	2
– Net modification loss	8	–	1	10	–	–
Financial assets modified since initial recognition:
– Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the year	34	–	2	8	7	4
Forbearance We only make forbearance arrangements for lending to customers. The balances at 31 December 2019 and 2018, analysed by their staging at the year–end and the forbearance we applied, were:

		2019			2018

	Corporate & Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m	Corporate & Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m
Stock:(1)
– Term extension	60	42	–	67	42	–
– Interest–only	110	–	13	112	–	8
– Other payment rescheduling	192	15	9	163	26	10
	362	57	22	342	68	18
Of which:
– Stage 1	57	42	1	43	–	3
– Stage 2	75	–	11	78	42	8
– Stage 3	230	15	10	221	26	7
	362	57	22	342	68	18
Proportion of portfolio	1.6%	0.4%	3.2%	1.5%	0.4%	2.1%

(1)  We base forbearance type on the first forbearance we applied. Tables only show accounts open at the year-end. Amounts are drawn balances and include off balance sheet balances.

2019 compared to 2018 (unaudited)

In Corporate & Commercial Banking, the cumulative forbearance stock increased slightly. Forbearance stock reduced in CIB, following a reduction in exposure for the one forborne customer in Stage 3. At 31 December 2019, there were only two forborne cases (2018: two cases) in CIB.

Santander UK Group Holdings plc	121

Annual Report 2019 | Risk review

PORTFOLIOS OF PARTICULAR INTEREST (UNAUDITED)

Introduction

Some types of lending have higher risk and others stand out for other reasons. We give more detail below on two areas of particular interest.

Portfolio	Description
Commercial Real Estate

The CRE market experienced a challenging environment in the immediate years after the last financial crisis and has previously seen regular cyclical downturns. For those reasons, this is a portfolio of particular interest. We manage and report our Commercial Real Estate portfolio in Corporate & Commercial Banking and Retail Banking.

Social Housing

The Social Housing sector in the UK is critical in ensuring the supply of affordable housing across the country. Housing associations play a prominent role in addressing the UK’s shortage of housing across all tenures. The sector benefits from a zero–loss default history aided by its regulated nature. This is a portfolio of particular interest as we hold a significant position in the market.

We see continued investment in this sector as a direct way to support the UK and, indirectly, the wider community initiatives undertaken by our customers. We manage and report our Social Housing portfolio in Corporate & Commercial Banking, except for older loans that do not fit our current business strategy, which we manage and report in Corporate Centre. We provide detailed disclosures of our Social Housing portfolios in in the sections above. We provide a summary of our total Social Housing portfolio below, to give a Santander UK–wide view.

Commercial Real Estate

Credit performance

The table below shows the main CRE credit performance metrics at 31 December 2019 and 2018.

	Customer loans(1) £m	Stage 3(2) £m	Stage 3 Ratio(3) %	Gross write–offs £m	Total loss allowance £m
2019	5,350	89	1.55	8	49
2018	6,459	29	0.41	23	26

(1)	CRE drawn loans in the business banking portfolio of our Retail Banking segment of £241m (2018: £257m) and in the CRE portfolio of our Corporate & Commercial Banking segment of £5,109m (2018: £6,202m).
(2)	We define Stage 3 in the ‘Credit risk management’ section.
(3)	Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures. The way we calculate the Stage 3 ratio was changed from 1 January 2019, and 2018 restated for consistency. See ‘Key metrics’ in the ‘Credit risk –
Santander UK group level’ section.

LTV analysis

The table below shows the LTV distribution for our CRE total stock and Stage 3 stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2019 and 2018.

	2019				2018

	Stock		Stage 3		Stock		Stage 3

LTV	Total £m	ECL £m	Total £m	ECL £m	Total £m	ECL £m	Total £m	ECL £m
Up to 50%	3,133	17	15	8	3,663	5	3	–
>50–70%	1,557	24	63	17	2,039	4	4	–
>70–100%	29	1	1	–	47	2	1	1
>100%	9	1	3	1	18	7	16	7
Standardised portfolio(1)	617	6	7	3	631	7	5	2
Total with collateral	5,345	49	89	29	6,398	25	29	10
Development loans	5	–	–	–	61	1	–	–
	5,350	49	89	29	6,459	26	29	10

(1)  Smaller value transactions, mainly commercial mortgages.

122	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Sector analysis

	2019		2018

Sector	£m	%	£m	%

Office	1,262	24	1,556	24
Retail	850	16	1,004	16
Industrial	699	13	888	14
Residential	757	14	927	14
Mixed use	759	14	932	14
Student accommodation	85	2	123	2
Hotels and leisure	268	5	309	5
Other	53	1	89	1
Standardised portfolio(1)	617	11	631	10
	5,350	100	6,459	100

(1)	Smaller value transactions, mainly commercial mortgages.

The CRE portfolio is well diversified across sectors, with no significant regional or single name concentration, representing 24% (2018: 27%) of our total lending to corporates and 3% (2018: 3%) of total customer loans. At 31 December 2019, the LTV profile of the portfolio remained conservative with £4,690m (2018: £5,702m) of the non–standardised portfolio at or below 70% LTV.

Refinancing risk

At 31 December 2019, CRE loans of £1,157m (2018: £1,144m) were due to mature within 12 months. Of these, £2m or 0.2% (2018: £30m or 3%) had an LTV ratio higher than is acceptable under our current credit policy, all of which was reported as Stage 3 (2018: £5m).

2019 compared to 2018

In our CRE portfolio, customer loans decreased by £1.1bn, as we focus on risk-weighted returns to manage our exposure in line with proactive risk management policies. In 2019, we maintained a prudent lending approach, with all new business (2018: 70%) written at or below 60% LTV. The weighted average LTV on the CRE portfolio was 45% (2018: 47%).

Exposures subject to enhanced monitoring decreased to £100m (2018: £247m). Exposures subject to proactive management increased by 70% to £80m (2018: £47m) largely driven by our exposure to the retail sector. Stage 3 exposures increased to £89m (2018: £23m) as a result of deterioration in the retail sub-sector.

Social Housing

We manage and report our Social Housing portfolio in Corporate & Commercial Banking, except for older Social Housing loans that do not fit our current business strategy, which we manage and report in Corporate Centre. We provide detailed disclosures of our Social Housing portfolios in the sections above. At 31 December 2019 and 2018, our total Social Housing exposure was:

	2019			2018

	On-balance sheet £m	Total exposure £m	Total loss allowances £m	On-balance sheet £m	Total exposure £m	Total loss allowances £m
Corporate & Commercial Banking	2,794	4,918	–	2,844	4,743	–
Corporate Centre	3,585	4,060	–	3,780	4,343	–
	6,379	8,978	–	6,624	9,086	–

Santander UK Group Holdings plc	123

Annual Report 2019 | Risk review

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

In this section, we set out which of our assets and liabilities are exposed to banking and trading market risk. Then we explain how we manage these risks and discuss our key market risk metrics. We also provide some insight into the process of replacing LIBOR and other Interbank Offered Rates.

Key metrics (unaudited)

Santander UK plc group Net Interest Margin (NIM) sensitivity to +50bps was £99m and to -50bps was £56m (2018: £207m and
£(23)m)

SFS NIM sensitivity to +50bps was £19m and to -50bps was
£(14)m

Santander UK plc group Economic Value of Equity (EVE) sensitivity to +50bps was £10m and to -50bps was £(88)m (2018: £162m and £(124)m)

SFS EVE sensitivity to +50bps was £23m and to -50bps was
£(22)m

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION

We manage our assets and liabilities exposed to market risk as either banking or trading market risk. We classify all our assets and liabilities exposed to market risk as banking market risk, except for certain derivatives that we manage on a trading intent basis. For accounting purposes, we classify all derivatives as held for trading unless they are designated as being in a hedging relationship. The derivatives that we manage on a trading intent basis are a small proportion of the derivatives that we classify as held for trading for accounting purposes. For more, see Note 12 to the Consolidated Financial Statements.

BANKING MARKET RISK

OUR KEY BANKING MARKET RISKS (UNAUDITED)

Banking market risk mainly comes from providing banking products and services to our customers, as well as our structural balance sheet exposures. It arises in all our business segments.

In Retail Banking and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre to manage. The only types of banking market risk that we keep in Retail Banking and Corporate & Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk. This is where customers repay their loans earlier than their expected maturity date or do not take the expected volume of new products.

In Corporate & Investment Banking, it arises from short-term markets and lending to corporates, which we also transfer to Corporate Centre to manage. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and Income Statement volatility risk.

Our key banking market risks are:

Key risks	Description
Interest rate risk

Yield curve risk: comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-rate sensitive liabilities in interest-earning assets. We mainly measure yield curve risk with NIM and EVE sensitivities, which are measures that are commonly used in the financial services industry. We also use other risk measures, like Value at Risk (VaR) which is a statistical measure based on a historical simulation of events, and stress testing. Our NIM and EVE sensitivities cover all the material yield curve risk in our banking book balance sheet.

Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Base Rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms. As LIBOR and other Interbank Offered Rates are in the process of being replaced, we continue to engage with stakeholders across the business to ensure we capture and understand new risks as they emerge.

Spread risks

Spread risk arises when the value of assets or liabilities which are accounted for at fair value (either through Other Comprehensive Income or though Profit and Loss) are affected by changes in the spread. We measure these spreads as the difference between the discount rate we use to value the asset or liability, and an underlying interest rate curve.

Spread risks can be split into Swap Spread (where the instrument has been issued by a Sovereign counterparty) and Credit Spread (where the instrument has been issued by for example a corporate or bank counterparty). It principally arises in the bond portfolios we hold for liquidity purposes. We measure spread risk with sensitivities, stress tests and VaR measures.

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

124	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market risk

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

Risk measurement (unaudited)

For banking market risk, we mainly measure our exposures with NIM and EVE sensitivity analysis. We support this with VaR risk measures and stress testing. We also monitor our interest rate repricing gap.

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

VaR

VaR
–	VaR indicates the losses that we might suffer because of unfavourable changes in the markets under normal (non-stressed) market conditions.
–	We run a historical simulation using the past two years of daily price moves, at a 99% confidence level, to find how much we might lose – the Value at Risk.
–	For any given day’s position, we expect to suffer losses greater than the VaR estimate 1% of the time – once every 100 trading days, or two to three times a year.
–	This gives us a consistent way of assessing risk for all relevant market risk factors in our portfolios.

The limitations of VaR

Whilst VaR is a useful and important market standard measure of risk, it does have some limitations. These include:

–	VaR assumes what happened in the past is a reliable way to predict what will happen in the future. This may not always be the case
–	VaR is based on positions at the end of the business day so it doesn’t include intra-day positions
–	VaR does not predict how big the loss could be on the 1% of trading days that it is greater than the VaR
–	Using a time horizon of one day means VaR does not tell us everything about exposures that we cannot liquidate or hedge within a day, or products with infrequent pricing.

Back-testing – comparing VaR estimates with reality

To check that the way we estimate VaR is reasonable, we back-test our VaR by comparing it against both actual and hypothetical profits and losses, using a one-day time horizon. Back-testing allows us to identify exceptions – times when the predictions were out of line with what happened. We can then look for trends in these exceptions, which can help us decide whether we need to recalibrate our VaR model.

Other ways of measuring risk

As well as using sensitivities and stress tests, we can measure banking market risk using net notional positions. This can give us a simple expression of our exposure, although we generally need to combine it with other risk measures to cover all aspects of a risk profile, such as projected changes over time.

Other metrics we can use include Earnings at Risk (EaR). Although VaR can be useful as it captures changes in economic values, as we describe above, VaR will not reflect the actual Income Statement impact of most of our banking book positions. This is because we account for them at amortised cost rather than fair value. EaR is like VaR but captures changes in income rather than value. We use this approach mainly to generate a one-year EaR measure to assess Basis risk.

Santander UK Group Holdings plc	125

Annual Report 2019 | Risk review

Stress testing

Stress testing is an essential part of our risk management. It helps us to measure and evaluate the potential impact on portfolio values of more extreme, although plausible, events or market moves. We express limits as on how much we could lose in a stress event, and this restricts how much risk we take.

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

For more on this, see ‘Funding strategy‘ and ‘Term issuance’ in the ‘Liquidity risk’ section.

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

We have dedicated considerable bank-wide resources to prepare ourselves, and our customers, for the cessation of LIBOR and other legacy interest rate benchmarks. In 2019, our work involved significant contributions from colleagues across all Business Units, Risk Control Areas, our Conduct & Compliance Unit and other support functions:

–  We have a fully established LIBOR transition governance structure, including Senior Management Forums meeting monthly, and thematic and product-level working groups. In addition, regular reports are received by ALCO and Board Risk Committee.

–  We recognise that LIBOR transitioning presents potential risks for our customers. We completed a first phase of customer communication with the website publication of an education statement on the replacement of LIBOR, and we are actively planning a second phase, tailored to individual customer needs.

–  We rolled out LIBOR transition training to all our staff. We supported this with regular internal publications and communications, and dedicated workshops to help colleagues work together and share insights on LIBOR transitioning.

–  We have also been a highly active contributor to discussions on LIBOR transitioning through direct participation at a wide range of industry forums.

This approach allowed us to execute several targeted initiatives, including becoming the first UK bank to switch an existing LIBOR referencing securitisation to SONIA, switching our pension scheme derivative exposures from LIBOR-linked swaps to gilts, and completing a series of derivative trade compressions to reduce our gross LIBOR exposure.

Our most significant exposures are to GBP LIBOR, and mainly represent derivatives transacted to hedge our balance sheet risks, corporate loans and medium-term funding. At 31 December 2019, we estimate our notional value of contracts referencing post-2021 LIBOR benchmarks to be £88bn (unaudited). For details of the notional value of derivative hedging instruments by benchmark interest rate, see Note 11 to the Consolidated Financial Statements.

126	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market risk

BANKING MARKET RISK REVIEW

Interest rate risk

Yield curve risk

The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both up and down) applied instantaneously to the yield curve at 31 December 2019 and 2018 for the Santander UK plc group and SFS. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel and non-parallel shifts as well as scenarios.

			Santander UK plc group

	2019		2018

	+50bps	-50bps	+50bps	-50bps

	£m	£m	£m	£m
NIM sensitivity	99	56	207	(23)
EVE sensitivity (unaudited)	10	(88)	162	(124)

				SFS(1)
NIM sensitivity	19	(14)	n/a	n/a
EVE sensitivity (unaudited)	23	(22)	n/a	n/a

(1)	NIM and EVE sensitivities for SFS were not monitored separately in 2018 i.e. before the implementation of our ring-fencing plans.

Basis risk (unaudited)

We report basis risk using the EaR approach.

	2019	2018

	£m	£m
Basis risk EaR	18	25

Interest rate repricing gap (unaudited)

The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5 years	Not sensitive	Total

2019	£m	£m	£m	£m	£m	£m	£m
Assets	107,155	50,284	67,439	32,918	12,561	16,539	286,896
Liabilities	188,773	17,513	22,774	12,892	21,900	24,064	287,916
Off-balance sheet	14,945	(18,495)	4,481	(1,516)	1,605	–	1,020
Net gap	(66,673)	14,276	49,146	18,510	(7,734)	(7,525)	–

2018
Assets	128,173	46,354	61,946	26,048	13,705	16,607	292,833
Liabilities	194,362	16,762	23,987	13,508	23,345	23,845	295,809
Off-balance sheet	11,096	(12,204)	(2,731)	6,870	(55)	–	2,976
Net gap	(55,093)	17,388	35,228	19,410	(9,695)	(7,238)	–

Spread risks (unaudited)

The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2019	2018

	£m	£m
VaR	3	4
Worst three month stressed loss	102	190

2019 compared to 2018 (unaudited)

The reduction in Santander UK plc group NIM and EVE sensitivities in 2019 was largely driven by balance sheet management activities. These included leaving fixed rate assets unhedged, increasing the net structural position over the latter end of the year primarily to mitigate further margin compression risk as a result of lower levels of the yield curve. The movement in Santander UK plc group sensitivities over the year also reflected the separation of SFS exposures from the ring-fenced bank group sensitivities following the implementation of our ring-fencing plans.

In 2019, the worst three month stressed loss decreased more compared to the decrease in VaR in the year due to the sale of £2bn of liquidity assets in Q4 2019. The assets that were sold had a greater impact on the stress results than the VaR. This was due to the conservative nature of the stress scenarios that we use.

The basis risk EaR in 2019 decreased due to the natural evolution of the balance sheet leading to a reduced underlying net basis position, as well as methodology updates to ensure we fully capture LIBOR transition risks.

We continue to periodically review our risk models and metrics including underlying modelling assumptions to ensure they continue to reflect the risks inherent in the current rate environment and incorporate regulatory expectations.

In addition, as discussed earlier, climate-related risks could eventually manifest in risks for financial institutions. During 2020, we will review the appropriate parts of the Risk Framework, Risk Type Frameworks (in particular Credit and Operational risk, but also market risk) and the Risk Appetite Statement to explicitly include climate-related risks.

Santander UK Group Holdings plc	127

Annual Report 2019 | Risk review

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

Following the implementation of our ring-fencing plans in 2018, only a small amount of trading market risk from permitted products and permitted customers remains in the Santander UK ring-fenced bank. This arises from hedging activity and back-to-back trading, with client trading and negligible position-taking. In all cases, market risk is hedged with Banco Santander SA or CCPs, in accordance with ring-fencing legislation.

Our ring-fenced bank Santander UK plc has two trading desks. The Link Desk sells ring-fenced bank permissible products to clients. The Retail Structured Products desk (RSP) sells investments (Santander UK plc issued notes) to retail investors, through our UK branches and elsewhere. The Link Desk has risk exposure to the credit quality of our clients. The adjustment for this is known as the Credit Valuation Adjustment (CVA) and feeds our valuations and hence income and expense. The low level of direct market risk in our trading business means that this is the main driver of income statement movements, along with similar factors – principally Debt Valuation Adjustment (DVA) driven by our own credit, and Liquidity Valuation Adjustment (LVA) driven by the market price of liquidity. These valuation adjustments are collectively referred to as XVAs.

Our reduced level of trading market risk after ring-fencing led us to decommission our Internal Model. As a result, from 1 January 2019, we calculate market risk capital using standardised rules.

TRADING MARKET RISK MANAGEMENT

Risk appetite

Our framework for dealing with market risk is part of our overall Risk Framework. The market risk framework sets out our high-level arrangements and minimum standards for managing, controlling and overseeing trading market risk. Our Risk Appetite for trading market risk is low, so we only report a qualitative measure to the Board. We monitor trading market risk using stress measures which we report to the ERCC each month.

Risk measurement (unaudited)

For trading market risk, we have a range of ways of measuring trading market risk, including VaR (which we explain in the Banking market risk management section above) and detailed sensitivity measures.

Stress testing

Stress testing is an essential part of our risk management. It helps us to measure and evaluate the potential impact on portfolio values of more extreme, although plausible, events or market moves. We express limits to how much we could lose in a stress event, and this restricts how much risk we take.

Stress testing scenarios

We calculate the impact of over 100 scenarios on our trading books, each month. The scenarios we create may be inspired by past events, like the global financial crisis. They may also include plausible ways that unusual market conditions could occur in the future that impact interest rates, equity prices and exchange rates. Most are reported against limits, and so could lead to our front office being asked to reduce risk. Our scenarios are not all calibrated to the same severity – some may be for a much longer holding period or a completely artificial and unrealistic scenario. We therefore do not limit all of them in the same way.

How we use stress testing

We use limits to manage how much risk we take, expressed as how much we could lose in a stress event. We need to make sure the effects of possible events do not exceed the Risk Appetite set by the Board. We regularly inform senior managers, including ERCC and BRC of the results.

Risk mitigation (unaudited)

We manage and control trading market risk within clear parameters. We measure and monitor our risk exposures against these limits. There are specific levels that trigger relevant teams to act or alert people in other functions. This means we can limit the impact of any negative market movements, while also improving our earnings. We keep the business units that originate trading market risk separate from the functions responsible for managing, controlling and overseeing risk.

Risk monitoring and reporting (unaudited)

We maintain a complete set of written policies, procedures and processes to help identify, assess, manage and report trading market risk.

128	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market risk

TRADING MARKET RISK REVIEW

VaR

This table and graph show our Internal VaR for exposure to each of the main classes of risk for 2019 and 2018. The VaR figures show how much the fair values of all our tradeable instruments could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our net income.

	Year-end exposure		Average exposure		Highest exposure		Lowest exposure

Trading instruments	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Interest rate risks	0.2	0.5	0.4	1.4	0.6	3.9	0.1	0.2
Equity risks	0.0	–	0.0	0.2	0.1	0.6	0.0	–
Foreign exchange risks	0.4	0.1	0.2	0.3	0.4	0.9	0.1	–
Diversification offsets(1)	(0.3)	(0.2)	(0.3)	(0.5)	(0.5)	–	(0.0)	–
Total correlated one-day VaR	0.3	0.4	0.3	1.4	0.6	3.8	0.2	0.3

(1)

The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it.

2019 compared to 2018 (unaudited)

In 2019, only a small amount of trading market risk from permitted products and permitted customers remained, in the Santander UK ring-fenced bank. There were no breaches of the total VaR limit in 2019. Following the completion of ring-fencing in 2018, we saw an increase in the number of back-testing exceptions. This was due to the profit and loss on the residual activity in the trading book being driven by non-market risk factors, such as fee income and value adjustments. These are not captured in VaR and outweigh the effect of market risk factors such as interest rates, which do affect VaR. These back-testing exceptions have no impact as we no longer calculate capital under an Internal Model Approach.

Santander UK Group Holdings plc	129

Annual Report 2019 | Risk review

Liquidity risk

Overview (unaudited)	Key metrics (unaudited)

Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.

In this section, we describe our sources and uses of liquidity and how we manage liquidity risk. We also analyse our key liquidity metrics, including our LCRs and our eligible liquidity pools.

We then explain our funding strategy and structure and we analyse our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.

RFB DoLSub LCR of 142% (2018: DoLSub LCR of 164%)

SFS LCR of 471% (2018: n/a)

Wholesale funding and AT1 with maturity <1 year £22.5bn (2018: £16.8bn)

RFB DoLSub LCR eligible liquidity pool of £42.0bn (2018: DoLSub £54.1bn)

SFS LCR eligible liquidity pool of £5.7bn (2018: n/a)

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

We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates and investment funds. We access the wholesale funding markets through the issuance of capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 21 and 25 in the Consolidated Financial Statements.

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

In addition, we have access to UK Government funding schemes.

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

LIQUIDITY RISK MANAGEMENT

Introduction (unaudited)

We manage liquidity risk on a consolidated basis in our CFO division, which is our centralised function for managing funding, liquidity and capital. We created our governance, oversight and control frameworks, and our LRA, on the same consolidated basis.

From 1 January 2019, following the implementation of ring-fencing, we monitor and manage liquidity risk for the Santander UK plc group and its former subsidiary SFS separately. Under this model, and the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows the entities to collectively meet regulatory requirements for the purpose of managing liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.

Prior to 1 January 2019, Santander UK plc, SFS and Cater Allen Limited formed the Domestic Liquidity Sub-group (the DoLSub), which allowed those entities to collectively meet regulatory liquidity requirements. The RFB DoLSub permission granted with effect from 1 January 2019 withdrew SFS from the previous DoLSub.

We continue to transfer liquidity risks from the products Santander UK Group Holdings plc issues, or the contracts it executes, into our subsidiaries largely through back-to-back transactions. We fund any mismatches, if needed, by ordinary share dividends from subsidiaries.

130	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Liquidity risk

Risk appetite

Following the implementation of ring-fencing from 1 January 2019, separate LRAs for Santander UK plc and for SFS have been approved. These are appropriate to their individual business models and consistent with the strategy of Santander UK Group Holdings plc.

Our LRA statement is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed the rules of our regulators. In line with our liquidity management principles, we avoid an over-reliance on funding from a single product, customer or counterparty. We also maintain enough unencumbered customer assets to support current and future funding and collateral requirements and maintain enough capacity to monetise liquid assets and other counterbalancing capacity within an appropriate timeframe.

Our LRA is proposed to the Risk division and the Board, which is then approved under advice from the Board Risk Committee. Our LRA, in the context of our overall Risk Appetite, is reviewed and approved by the Board each year, or more often if needed.

Risk measurement (unaudited)

We use a number of metrics to manage liquidity risk. These include metrics that show the difference between cash and collateral inflows and outflows in different periods. They also include structural metrics, such as our level of encumbered assets.

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

We regularly test the liquidity of our eligible liquidity pool, in line with PRA and Basel rules. We do this by realising some of the assets through repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool. As well as our eligible liquidity pool, we always hold a portfolio of unencumbered liquid assets. Our LRA and PRA requirements determine the size and composition of this portfolio. These assets give us a source of contingent liquidity, as we can realise some of them in a time of stress to create liquidity through repurchase or outright sale to the market.

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

Our Risk division runs a range of stress tests. Our LRA stress test is a combination of three tests that cover idiosyncratic, market-wide and combined scenarios. Our other tests consider scenarios such as a global economic slowdown that results in reduced confidence in the banking industry, a slowdown in one of the major economies or a deterioration in the availability of liquidity. These are considered on both an acute and protracted basis. We also run severe combined stress tests which look at both a deep and prolonged UK recession that results in a reduction in wholesale funding availability and a simultaneous idiosyncratic shock that would lead to retail and commercial outflows.

We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.

We monitor our LCR to ensure we continue to meet the requirements. Although the Basel Committee published its final Net Stable Funding Ratio (NSFR) standards in October 2014, the NSFR has not yet been implemented within the EU (unlike the LCR). As such, there is no formal NSFR requirement applicable to UK or other EU banks until such time as the European Commission adopts appropriate regulatory and technical standards. Nonetheless, we monitor our NSFR on an ongoing basis and will be ready to comply with the standards once agreed.

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

Our Recovery Plan is approved by the Board under advice from the Board Audit Committee and is subject to ongoing review and enhancement. The CFO division manages the recovery and resolution plans and the operational continuity process.

Risk monitoring and reporting (unaudited)

We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the Board Risk Committee.

Santander UK Group Holdings plc	131

Annual Report 2019 | Risk review

LIQUIDITY RISK REVIEW (UNAUDITED)

Liquidity Coverage Ratio

This table shows our LCR and LRA at 31 December 2019 and 2018. The LCR at 31 December 2019 reflects the RFB DoLSub, and at 31 December 2018 reflects the previous DoLSub. We also show the SFS LCR and LRA at 31 December 2019, reflecting the fact that we monitor and manage liquidity risk for SFS separately from 1 January 2019. The LRA data reflect the stress testing methodology in place at that time.

	LCR RFB DoLSub(1)		LRA RFB(2)

	2019 £bn	2018 £bn	2019 £bn	2018 £bn
Eligible liquidity pool (liquidity value)	41.6	53.0	40.6	52.2
Net stress outflows	(29.3)	(32.4)	(31.7)	(32.1)
Surplus	12.3	20.6	8.9	20.1
Eligible liquidity pool as a percentage of anticipated net cash flows	142%	164%	128%	163%

	LCR SFS		LRA SFS
Eligible liquidity pool (liquidity value)	5.7	n/a	5.7	n/a
Net stress outflows	(1.2)	n/a	(1.1)	n/a
Surplus	4.5	n/a	4.6	n/a
Eligible liquidity pool as a percentage of anticipated net cash flows	471%	n/a	518%	n/a

(1)	For 2019, in accordance with our ring-fence structure, data is for the RFB DoLSub. For 2018, i.e. before the implementation of ring-fencing, data is for the previous DoLSub. The RFB LCR was 146%.
(2)	The LRA is calculated for the Santander UK plc group (the RFB Group) and is a three-month Santander UK specific requirement.

LCR eligible liquidity pool

This table shows the carrying value and liquidity value of our eligible liquidity pool assets at 31 December 2019 for the RFB DoLSub and 31 December 2018 for the previous DoLSub. It also shows the weighted average carrying value in the year. We also show SFS at 31 December 2019, reflecting the fact that we monitor and manage liquidity risk for SFS separately from 1 January 2019.

						RFB DoLSub

	Carrying value		Liquidity value(1)		Weighted average carrying value in the year

	2019 £bn	2018 £bn	2019 £bn	2018 £bn	2019 £bn	2018 £bn
Cash and balances at central banks	19.3	22.4	19.3	22.4	19.1	24.4
Government bonds	17.9	26.1	17.7	25.7	20.8	16.8
Supranational bonds and multilateral development banks	2.9	1.1	2.9	1.1	2.9	1.1
Covered bonds	1.5	2.7	1.4	2.5	2.4	2.6
Asset-backed securities	0.4	1.7	0.3	1.3	1.4	1.4
Equities	–	0.1	–	–	–	2.1
	42.0	54.1	41.6	53.0	46.6	48.4

						SFS
Cash and balances at central banks	5.2	n/a	5.2	n/a	4.4	n/a
Government bonds	0.5	n/a	0.5	n/a	0.5	n/a
	5.7	n/a	5.7	n/a	4.9	n/a

(1)	Liquidity value is the carrying value with the applicable LCR haircut applied.

Currency analysis

This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2019 for the RFB DoLSub and 31 December 2018 for the previous DoLSub. The composition of the pool is consistent with the currency profile of our net liquidity outflows. We also show SFS at 31 December 2019, reflecting the fact that we monitor and manage liquidity risk for SFS separately from 1 January 2019.

	US Dollar £bn	Euro £bn	Sterling £bn	Other £bn	RFB DoLSub Total £bn
2019	3.6	1.2	36.1	1.1	42.0
2018	5.3	3.9	42.2	2.7	54.1

					SFS
2019	–	–	5.7	–	5.7
2018	n/a	n/a	n/a	n/a	n/a

132	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Liquidity risk

Composition of the eligible liquidity pool

This table shows the allocation of the carrying value of the assets in our eligible liquidity pool for LRA and LCR purposes at 31 December 2019 for the RFB DoLSub and 31 December 2018 for the previous DoLSub. We also show SFS at 31 December 2019, reflecting the fact that we monitor and manage liquidity risk for SFS separately from 1 January 2019.

						RFB DoLSub

	2019					2018

	LCR eligible liquidity pool					LCR eligible liquidity pool

	Level 1 £bn	Level 2A £bn	Level 2B £bn	Total £bn	Of which LRA eligible £bn	Level 1 £bn	Level 2A £bn	Level 2B £bn	Total £bn	Of which LRA eligible £bn
Cash and balances at central banks	19.3	–	–	19.3	19.3	22.4	–	–	22.4	21.8
Government bonds:
– AAA to AA-	16.7	–	–	16.7	16.7	23.6	–	–	23.6	23.3
– A+ to A	–	1.2	–	1.2	1.2	–	2.5	–	2.5	2.5
Supranational bonds and multilateral development banks:
– AAA to AA-	2.9	–	–	2.9	2.5	1.1	–	–	1.1	1.1
Covered bonds:
– AAA to AA-	1.4	0.1	–	1.5	1.5	1.6	1.1	–	2.7	2.7
Asset-backed securities:
– AAA to AA-	–	–	0.4	0.4	0.4	–	–	1.7	1.7	1.7
Equities	–	–	–	–		–	–	0.1	0.1	0.1
	40.3	1.3	0.4	42.0	41.6	48.7	3.6	1.8	54.1	53.2

										SFS
Cash and balances at central banks	5.2	–	–	5.2	5.2	n/a	n/a	n/a	n/a	n/a
Government bonds:
– AAA to AA-	0.5	–	–	0.5	0.5	n/a	n/a	n/a	n/a	n/a
	5.7	–	–	5.7	5.7	n/a	n/a	n/a	n/a	n/a

2019 compared to 2018

While RFB DoLSub LCR remains high at 142%, it is lower than 2018 reflecting reduced uncertainty.

The RFB DoLSub LCR and LCR eligible liquidity pool both decreased following the transfer of our Isle of Man and Jersey businesses (Crown Dependencies) into SFS in 2018 as part of ring-fencing implementation.

SFS liquidity benefited from £6.1bn of deposits in our Crown Dependencies business, which increased £1.3bn in 2019 in preparation for the planned transfer of some RFB assets to SFS in 2020.

Santander UK Group Holdings plc	133

Annual Report 2019 | Risk review

FUNDING RISK MANAGEMENT

Funding strategy (unaudited)

Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.

Most of our funding comes from customer deposits. We source the rest from a mix of secured and unsecured funding in the wholesale markets. Overall, this means that we do not rely too heavily on wholesale funds. We manage funding requirements by targeting a specific Liquidity Coverage Ratio, we ensure maturities are prefunded and capital/TLAC requirements are prioritised. We also have checks and controls to limit our asset encumbrance from our secured funding operations. As part of maintaining a diverse funding base, we raise funding in a number of currencies, including euro and USD, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.

Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. Over 85% of our total core retail customer liabilities are covered by the Financial Services Compensation Scheme (the FSCS).

Behavioural maturities

The contractual maturity of our balance sheet assets and liabilities highlights the maturity transformation that underpins the role of banks to lend long term, but to fund themselves mainly with shorter-term liabilities, like customer deposits. We do this by diversifying our funding operations across a wide customer base, both in numbers and by type of depositor. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. We model behaviour profiles using our experience of customer behaviour. We use this data to determine the funds transfer pricing interest rates at which we reward and charge our business units for sources and uses of funds. We apply this rate until a customer changes to a different product or service offered by us or by one of our competitors.

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

Wholesale funding

Wholesale funding and issuance model (unaudited)

Banco Santander is a multiple point of entry resolution group. This means that should it fail; it would be split up into parts. Healthy parts might be sold or be kept as a residual group without their distressed sister companies. The resolution or recapitalisation of the distressed parts might be effected via ‘bail in’ of bonds that had been issued to the market by a regional intermediate holding company.

Santander UK is a single point of entry resolution group. This means that resolution would work downwards from the group’s holding company (i.e. Santander UK Group Holdings plc). Losses in subsidiaries would first be transferred up to Santander UK Group Holdings plc. If the holding company is bankrupt as a result, the group is deemed to be failing or likely to fail, it will be put into resolution. The ‘bail in’ tool is applied to the holding company, with the equity being written off and bonds written off or converted into equity as needed to recapitalise the group. Those bondholders would become the new owners, and the group would stay together.

Santander UK Group Holdings plc is the immediate holding company of Santander UK plc but does not guarantee its debts or other obligations. This structure is a Bank of England recommended configuration which aims to ensure the activities of the operating company are not disrupted as the group goes through resolution, thereby maintaining continuity of services for customers.

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

Santander UK Group Holdings plc is the issuer of capital and MREL/Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt. The Financial Stability Board established the TLAC standard in 2015 and it is applied from 1 January 2019. The standard is designed to enhance the resilience of the global financial system by ensuring that failing Global Systemically Important Banks (G-SIBs) have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services. In the EU, the Bank Recovery and Resolution Directive (BRRD) sets out a framework for all European banks and investment firms, not just G-SIBs, to satisfy a Minimum Requirement for own funds and Eligible Liabilities (MREL). The Banking Act 2009 was amended in 2014 as part of the UK implementation of the BRRD and HM Treasury will remediate deficiencies caused by the UK’s withdrawal from the EU in the Bank Recovery and Resolution (Amendment) (EU Exit) Regulations 2018. MREL is designed to ensure that banks have sufficient liabilities to prevent broader financial disruption or use of public funds in resolution. Since the implementation of CRR II in June 2019, G-SIBs have been subject to the MREL standard. Since 1 January 2019, UK resolution entities that are G-SIBs or are part of a G-SIB , including Santander UK Group Holdings plc, have been required to meet the TLAC minimum requirements, implemented through the Bank of England Statement of Policy on MREL in the UK. The TLAC requirement is the higher of 16% of RWAs on a consolidated basis or 6% of leverage exposures on a consolidated basis. Our operating company Santander UK plc is subject to internal MREL as it meets the requirements of a material subsidiary of our ultimate parent Banco Santander SA.

We also access the wholesale markets through securitisations of certain assets of our operating subsidiaries. In addition, we have access to UK Government funding schemes. Eligible collateral for these schemes includes all collateral that is eligible in the Bank of England’s Discount Window Facility. We ensure that enough collateral is placed and available at the Discount Window.

134	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Liquidity risk

FUNDING RISK REVIEW

2019 compared to 2018 (unaudited)

–	Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings.
–

2019 had a much lower funding requirement than average. We pre-funded 2019 and managed our maturity profile to increase LCR at the end of 2018, ensuring we did not have large requirements when the UK was expected to leave the EU.

–

In 2019, our total term funding was £4.5bn (2018: £17.1bn), of which £4.1bn (2018: £14.8bn) was medium-term issuance and none (2018: £2.3bn) was from the closed UK Government’s Term Funding Scheme (TFS).

–	The £4.1bn medium-term funding included £0.9bn of senior unsecured notes, £2.9bn of covered bonds and £0.1bn of securitisations.
–

Maturities in 2019 were £8.1bn (2018: £6.9bn). At 31 December 2019, 67% (2018: 77%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 33 months (2018: 37 months). The total drawdown outstanding from the TFS was unchanged at £10.8bn (2018: £10.8bn) and the total drawdowns of UK Treasury Bills under the FLS were £1.0bn (2018: £1.0bn).

–

Total wholesale funding decreased, reflecting maturities in the period, partially offset by covered bond issuances of £1bn in February 2019, €1bn in May 2019 and £1bn in November 2019, along with senior unsecured issuance of $1bn in June 2019. In August 2019, we increased our AT1 outstanding by £200m via the issuance of a new £500m 6.3% AT1 to Banco Santander SA and the repurchase of the £300m 7.6% AT1 from Banco Santander SA.

–	In 2019, c£7bn of medium-term funding was left in US Dollars and a further £1bn in Euro. These balances were used to fund customer assets and our HQLA portfolio.
–	Our level of encumbrance from external and internal issuance of securitisations and covered bonds remained broadly static in 2019, as planned.

Reconciliation of wholesale funding to the balance sheet

This table reconciles our wholesale funding to our balance sheet at 31 December 2019 and 2018.

		Balance sheet line item

2019	Funding analysis £bn	Deposits by banks £bn	Deposits by customers(1) £bn	Repurchase agreements – non trading £bn	Financial liabilities designated at fair value £bn	Debt securities in issue £bn	Subordinated liabilities £bn	Other equity instruments and non- controlling interests(2) £bn
Deposits	0.3	0.3	–	–	–	–	–	–
Certificates of deposit and commercial paper	5.8	–	–	–	–	5.8	–	–
Senior unsecured – public benchmark	18.9	–	–	–	–	18.9	–	–
– privately placed	2.7	–	–	–	1.0	1.7	–	–
Covered bonds	18.2	–	–	–	–	18.2	–	–
Securitisation and structured issuance	5.6	–	–	1.4	0.5	3.7	–	–
Term Funding Scheme	10.8	10.8	–	–	–	–	–	–
Subordinated liabilities and equity	5.5	–	–	–	–	–	2.9	2.6
Total wholesale funding	67.8	11.1	–	1.4	1.5	48.3	2.9	2.6
Repos	16.9	–	–	16.9	–	–	–	–
Foreign exchange and hedge accounting	2.5	–	–	–	–	1.9	0.6	–
Other	3.5	3.3(3)	–	–	0.2	–	–	–
Balance sheet total	90.7	14.4	–	18.3	1.7	50.2	3.5	2.6

2018
Deposits by banks	1.0	1.0	–	–	–	–	–	–
Certificates of deposit and commercial paper	6.4	–	–	–	–	6.4	–	–
Senior unsecured – public benchmark	21.3	–	–	–	–	21.3	–	–
– privately placed	4.0	–	–	–	1.0	3.0	–	–
Covered bonds	16.6	–	–	–	–	16.6	–	–
Securitisation and structured issuance	7.8	–	0.5	2.2	–	5.1	–	–
Term Funding Scheme	10.8	10.8	–	–	–	–	–	–
Subordinated liabilities and equity	5.3	–	–	–	–	–	3.0	2.4
Total wholesale funding	73.2	11.8	0.5	2.2	1.0	52.4	3.0	2.4
Repos	10.8	–	–	8.7	2.1	–	–	–
Foreign exchange and hedge accounting	4.1	–	–	–	–	3.5	0.6	–
Other	9.2	6.0(3)	–	–	3.2	–	–	–
Balance sheet total	97.3	17.8	0.5	10.9	6.3	55.9	3.6	2.4

(1)	This is included in our balance sheet total of £ £179,006m (2018: £ 173,692m).
(2)

Consists of £nil (2018: £14m) fixed/floating rate non-cumulative callable preference shares, £235m (2018: £235m) Step-up Callable Perpetual Reserve Capital Instruments and £2,241m (2018: £2,041m) Perpetual Capital Securities (net of issuance costs). See Notes 32 and 31 to the Consolidated Financial Statements.

(3)	Other consists of items in the course of transmission and other deposits, excluding the TFS. See Note 23 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	135

Annual Report 2019 | Risk review

Maturity profile of wholesale funding

This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

2019	< 1 month £bn	>1 and < 3 months £bn	>3 and < 6 months £bn	>6 and <9 months £bn	>9 and < 12 months £bn	Sub-total < 1 year £bn	>1 and < 2 years £bn	>2 and < 5 years £bn	>5 years £bn	Total £bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	–	–	–	–	0.8	0.8	1.8	4.2	1.8	8.6
– privately placed	–	–	–	–	–	–	–	–	0.1	0.1
Subordinated liabilities and equity
(incl. AT1)	–	–	–	–	–	–	–	1.3	2.0	3.3
	–	–	–	–	0.8	0.8	1.8	5.5	3.9	12.0
Santander UK plc
Deposits by banks	0.1	–	–	0.2	–	0.3	–	–	–	0.3
Certificates of deposit and commercial paper	0.6	3.1	2.0	0.1	–	5.8	–	–	–	5.8
Senior unsecured – public benchmark	0.8	1.4	–	0.6	1.9	4.7	2.9	1.9	0.8	10.3
– privately placed	–	0.9	–	0.9	–	1.8	0.4	0.1	0.3	2.6
Covered bonds	–	–	1.8	–	1.0	2.8	5.6	6.2	3.6	18.2
Securitisation and structured issuance(2)	0.2	–	0.8	0.2	0.2	1.4	1.3	1.3	–	4.0
Term Funding Scheme	–	–	–	–	4.5	4.5	4.0	2.3	–	10.8
Subordinated liabilities	–	–	–	–	–	–	–	0.9	1.3	2.2
	1.7	5.4	4.6	2.0	7.6	21.3	14.2	12.7	6.0	54.2
Other group entities
Securitisation & structured issuance(3)	–	0.1	0.1	0.1	0.1	0.4	0.6	0.6	–	1.6

Total at 31 December 2019	1.7	5.5	4.7	2.1	8.5	22.5	16.6	18.8	9.9	67.8
Of which:
– Secured	0.2	0.1	2.7	0.3	5.8	9.1	11.5	10.4	3.6	34.6
– Unsecured	1.5	5.4	2.0	1.8	2.7	13.4	5.1	8.4	6.3	33.2
	1.7	5.5	4.7	2.1	8.5	22.5	16.6	18.8	9.9	67.8

2018
Total at 31 December 2018	3.1	6.8	3.3	2.7	0.9	16.8	15.9	30.1	10.4	73.2
Of which:
– Secured	0.8	0.7	0.7	1.7	0.5	4.4	8.5	18.3	4.0	35.2
– Unsecured	2.3	6.1	2.6	1.0	0.4	12.4	7.4	11.8	6.4	38.0

(1)

94% of Senior Unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.

(2)	Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)	Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Currency composition of wholesale funds

This table shows our wholesale funding by major currency at 31 December 2019 and 2018.

	2019				2018

	Sterling %	US Dollar %	Euro %	Other %	Sterling %	US Dollar %	Euro %	Other %
Santander UK Group Holdings plc
Senior unsecured – public benchmark	12	64	22	2	11	65	22	2
– privately placed	–	–	–	100	–	–	–	100
Subordinated liabilities and equity (incl. AT1)	70	30	–	–	68	32	–	–
	27	54	16	3	26	56	16	2
Santander UK plc
Deposits by banks	3	97	–	–	3	97	–	–
Certificates of deposit and commercial paper	45	54	1	–	48	52	–	–
Senior unsecured – public benchmark	14	54	32	–	11	56	33	–
– privately placed	21	15	59	5	13	12	72	3
Covered bonds	54	–	45	1	50	–	49	1
Securitisation & structured issuance	72	28	–	–	61	35	4	–
Term Funding Scheme	100	–	–	–	100	–	–	–
Subordinated liabilities	49	51	–	–	49	51	–	–
	54	22	24	–	48	25	26	1
Other group entities
Securitisation & structured issuance	95	5	–	–	89	11	–	–

Total	50	27	22	1	46	30	24	–

136	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Liquidity risk

Term issuance

In 2019, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total 2019	Total 2018

	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	–	–	–	–	–	2.7
Subordinated debt and equity (inc. AT1)	0.5	–	–	–	0.5	–
	0.5	–	–	–	0.5	2.7
Santander UK plc
Securitisations and other secured funding	–	–	–	–	–	2.9
Covered bonds	2.0	–	0.9	–	2.9	4.3
Senior unsecured – public benchmark	0.1	0.8	–	–	0.9	2.9
– privately placed	–	–	–	–	–	1.6
Term Funding Scheme	–	–	–	–	–	2.3
	2.1	0.8	0.9	–	3.8	14.0
Other group entities
Securitisations	0.2	–	–	–	0.2	0.4
Total gross issuances	2.8	0.8	0.9	–	4.5	17.1

Encumbrance (unaudited)

We have encumbered an asset if we have pledged or transferred it as collateral against an existing liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce future funding needs. Being able to pledge or transfer assets as collateral is an integral part of a financial institution’s operations. We do various things that lead to asset encumbrance. These include where we:

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

Santander UK Group Holdings plc	137

Annual Report 2019 | Risk review

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

For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 14 and 25 to the Consolidated Financial Statements.

On-balance sheet encumbered and unencumbered assets

	Encumbered with counterparties other than central banks						Unencumbered assets not pre-positioned with central banks

					Assets

					positioned		Other

	Covered	Securitis-			at central	Readily	available	Cannot be		Total

	bonds	ations	Other	Total	banks(3)	available	assets	encumbered	Total	assets

2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	–	–	1,080	1,080	707	24,608	–	–	25,315	26,395
Financial assets at FVTPL:
– Derivative financial instruments	–	–	–	–	–	–	–	3,363	3,363	3,363
– Other financial assets at FVTPL	–	–	–	–	–	–	–	973	973	973
Financial assets at amortised cost:
– Loans and advances to customers	23,310	12,915	366	36,591	55,272	76,568	22,875	16,192	170,907	207,498
– Loans and advances to banks	–	–	615	615	–	–	–	1,968	1,968	2,583
– Repurchase agreements – non trading	–	–	–	–	–	–	–	23,636	23,636	23,636
– Other financial assets at amortised cost	–	–	3,026	3,026	–	4,030	–	–	4,030	7,056
Financial assets at FVOCI	–	–	6,020	6,020	–	3,727	–	–	3,727	9,747
Interests in other entities	–	–	–	–	–	–	–	117	117	117
Intangible assets	–	–	–	–	–	–	–	1,776	1,776	1,776
Property, plant and equipment	–	–	–	–	–	–	1,971	–	1,971	1,971
Current tax assets	–	–	–	–	–	–	–	186	186	186
Retirement benefit assets	–	–	–	–	–	–	–	670	670	670
Other assets	–	–	–	–	–	–	–	2,517	2,517	2,517
Total assets	23,310	12,915	11,107	47,332	55,979	108,933	24,846	51,398	241,156	288,488

2018
Cash and balances at central banks(1)(2)	–	–	1,080	1,080	636	22,464	–	–	23,100	24,180
Financial assets at FVTPL:
– Derivative financial instruments	–	–	–	–	–	–	–	5,321	5,321	5,321
– Other financial assets at FVTPL	–	–	–	–	–	–	–	6,137	6,137	6,137
Financial assets at amortised cost:
– Loans and advances to customers	21,240	14,454	256	35,950	52,497	71,942	20,943	20,287	165,669	201,619
– Loans and advances to banks	–	–	402	402	–	–	–	3,113	3,113	3,515
– Repurchase agreements– non trading	–	–	–	–	–	–	–	21,127	21,127	21,127
– Other financial assets at amortised cost	–	–	3,763	3,763	–	3,465	–	–	3,465	7,228
Financial assets at FVOCI	–	–	5,825	5,825	–	7,477	–	–	7,477	13,302
Interests in other entities	–	–	–	–	–	–	–	88	88	88
Intangible assets	–	–	–	–	–	–	–	1,814	1,814	1,814
Property, plant and equipment	–	–	–	–	–	–	1,835	–	1,835	1,835
Current tax assets	–	–	–	–	–	–	–	106	106	106
Retirement benefit assets	–	–	–	–	–	–	–	842	842	842
Other assets	–	–	–	–	–	–	–	2,267	2,267	2,267
Total assets	21,240	14,454	11,326	47,020	53,133	105,348	22,778	61,102	242,361	289,381

(1)	Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)	Comprises pre-positioned assets and encumbered assets.

138	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Capital risk

Capital risk

Overview (unaudited)

Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations, including dividend and AT1 distributions.

In this section, we set out how we are regulated. We also give details of the results of the Bank of England’s 2019 stress testing exercise. We explain how we manage capital on a standalone basis as a subsidiary in the Banco Santander group. We then analyse our capital resources and key capital ratios including our leverage and RWAs.

Key metrics (unaudited) CET1 capital ratio of 14.3% (2018: 13.2%) Total qualifying regulatory capital increased to £15.8bn (2018: £15.0 bn) UK leverage ratio of 4.7% (2018: 4.5%)

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as part of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco Santander group, we do not have a guarantee from our immediate and ultimate parent Banco Santander SA and we operate as a standalone subsidiary. As we are part of the UK sub-group that is regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments. Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes.

Our basis of consolidation for our capital disclosures is substantially the same as for our Consolidated Financial Statements. Following the implementation of ring-fencing, with effect from 1 January 2019, Santander UK plc is now the head of the ring-fenced bank sub-group and is subject to regulatory capital and leverage rules in relation to that sub-group.

CAPITAL RISK MANAGEMENT

The Board is responsible for capital management strategy and policy and ensuring that we monitor and control our capital resources within regulatory and internal limits. We manage our funding and maintain capital adequacy on a standalone basis. We operate within the capital risk framework and appetite approved by our Board. This reflects the business environment we operate in, our strategy for each material risk and the potential impact of any adverse scenarios or stresses on our capital position.

Management of capital requirements

Our capital risk appetite aims to maintain capital levels appropriate to the level of stress applied, and the expected regulatory response. In:

–	An adverse economic stress, which we might expect to occur once in 20 years, the firm should remain profitable and exceed all regulatory capital minimums at all times.
–

A very severe economic stress, which we might expect to occur once in 100 years, and which has been designed to test any specific weaknesses of a firm’s business model, the firm should meet all regulatory capital minimums at all times. This is subject to the use of regulatory buffers designed to absorb losses in such a stress.

Management of capital resources

We use a mix of regulatory and EC ratios and limits, internal buffers and restrictions to manage our capital resources. We also take account of the costs of differing capital instruments and capital management techniques. We also use these to shape the best structure for our capital needs. We decide how to allocate our capital resources as part of our strategic planning process. We base this in part on the relative returns on capital using both EC and regulatory capital measures. We plan for severe stresses and we set out what action we would take if an extremely severe stress threatened our viability and solvency. This could include not paying dividends, selling assets, reducing our business and issuing more capital.

Risk measurement (unaudited)

We apply Banco Santander’s approach to capital measurement and risk management for CRD IV. Santander UK Group Holdings plc is classified as a significant subsidiary of Banco Santander SA.

Key metrics (unaudited)

The main metrics we use to measure capital risk are:

Key risk metrics	Description

CET1 capital ratio	CET1 capital divided by RWAs.

Total capital ratio	Total capital divided by RWAs.

UK leverage ratio	CRD IV end-point Tier 1 capital divided by leverage exposure.

Stress testing (unaudited)

Each year we create a capital plan, as part of our ICAAP. We share our ICAAP with the PRA. The PRA then tells us how much capital (Pillar 2A), and of what quality, it thinks we should hold on top of our Pillar 1 requirements. We also develop a series of economic scenarios to stress test our capital needs and confirm that we have enough regulatory capital to meet our projected and stressed capital needs and to meet our obligations as they fall due. We augment our regulatory minimum capital with internal buffers. We hold buffers to ensure we have enough time to take action against unexpected movements.

Santander UK Group Holdings plc	139

Annual Report 2019 | Risk review

Risk mitigation (unaudited)

We have designed our capital risk framework, policies and procedures to ensure that we operate within our Risk Appetite. We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, and UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries except for distributions between Santander UK entities in the ring-fenced bank sub-group and Santander UK entities that are not members of the ring-fenced bank sub-group, where the PRA is required to assess the impact of proposed distribution prior to payment. For details on our Recovery framework in the event of a capital stress, see the risk mitigation section in the ‘Liquidity risk’ section.

From 1 January 2019, following the implementation of ring-fencing, Santander UK plc, Cater Allen Limited and certain other non-regulated subsidiaries within the ring-fenced bank entered into a capital support deed dated 13 November 2018 (the RFB Sub-Group Capital Support Deed). The parties to the RFB Sub-Group Capital Support Deed are permitted by the PRA to form a core UK group, as defined in the PRA Rulebook, a permission which will expire on 31 December 2021. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breaches or is at risk of breaching its capital resources requirements or risk concentrations requirements.

From 1 January 2019, as a result of ring-fencing, Santander UK Group Holdings plc, SFS and Santander Equity Investments Limited entered into a capital support deed dated 13 November 2018 (the NRFB Capital Support Deed) which expires on 31 December 2021. The purpose of the NRFB Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breached or was at risk of breaching its capital resources requirements or risk concentrations requirements.

Prior to 1 January 2019, Santander UK plc, SFS and Cater Allen Limited, which are the PRA-regulated entities within the Santander UK group, were party to a capital support deed dated 23 December 2015 (the Capital Support Deed 2015) with Santander UK Group Holdings plc and certain other non-regulated subsidiaries of Santander UK plc. The core UK group permission as supported by the Capital Support Deed 2015 expired on 31 December 2018.

Other than the change of the entities in scope, the purpose of the RFB Sub-Group Capital Support Deed and the NRFB Capital Support Deed is the same as the previous Capital Support Deed 2015.

Risk monitoring and reporting (unaudited)

We monitor and report regularly against our capital plan. We do this to identify any change in our business performance that might affect our capital. Each month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.

CAPITAL RISK REVIEW

2019 compared to 2018 (unaudited)

Our CET1 capital ratio increased 110bps to 14.3% at 31 December 2019 (2018: 13.2%), through active RWA management.

CET1 capital was stable at £10.4bn, with ongoing capital accretion through profits retained after dividend payment, offset by market-driven pension movements.

Our total capital ratio increased to 21.6% at 31 December 2019 (2018: 19.1%).

RWAs reduced largely as a result of significant risk transfer (SRT) securitisations and lower lending in our corporate business as we continue to focus on risk-weighted returns. This was partially offset by increased RWAs in Retail Banking with lending growth in mortgages and consumer (auto) finance.

Impact of IFRS 9 on regulatory capital

Although the adoption of IFRS 9 in 2018 did not have a material impact on our capital position, we expect our ECL-based provisions to be more volatile than our IAS 39 incurred loss-based provision as our ECL methodology takes account of forward-looking data and covers a range of possible economic outcomes. This is likely to impact our CET1 capital levels, and result in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of ECL over provisions for exposures using the IRB approach. For such exposures (which include residential mortgages) the adverse impact on CET1 capital of provision increases from reserve movements is offset by the related reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Furthermore, the EU transition arrangements for the capital impact of IFRS 9 mean that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 are partly reduced until the end of 2022.

We reflect projections of ECL provisions in our capital position forecasting under base case and stress scenarios for ICAAP and capital management purposes. We also consider the dynamics of ECL in how we assess, monitor and manage capital risk. The greater volatility from IFRS 9 ECL could result in material favourable and unfavourable swings to our Income Statement. Whilst the initial impacts of IFRS 9 were based on estimates prepared in a supportive economic environment, a period of economic instability could significantly impact our results and our financial assets. It could also impact the amount of capital we have to hold. We take into account the volatility of ECL in our capital planning strategy.

Bank of England stress testing (unaudited)

The results of the latest round of PRA stress tests were released in December 2019. As a result of the exercise, the Bank of England did not require Santander UK to undertake any actions. We had the lowest stressed CET1 capital ratio impact of all participating firms, reflecting our prudent risk management, high credit quality and balance sheet resilience.

With a stressed CET1 capital ratio of 10.8% after allowed management actions and on an IFRS 9 transitional basis, we were well above the PRA threshold requirement of 8.1%. Additionally, with a stressed leverage ratio of 3.8% after allowed management actions, we were above the PRA threshold requirement of 3.57%.

Since the introduction of IFRS 9 on 1 January 2018, the stress test results are published on an IFRS 9 transitional and non-transitional basis, over a five-year stress period to the end of 2023. On an IFRS 9 transitional basis, our lowest post-stress CRD IV end-point CET1 capital ratio was modelled to be 9.5% before management actions and 10.8% after allowed management actions. On an IFRS 9 non-transitional basis, our lowest post-stress CRD IV end-point CET1 capital ratio was modelled to be 9.9% before management actions and 10.4% after allowed management actions.

These results are significantly in excess of the CET1 hurdle rate established by the Bank of England of 8.1% on an IFRS 9 transitional basis, and 7.3% on an IFRS 9 non-transitional basis.

140	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Capital risk

The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% together with a Pillar 2A CET1 requirement, an estimate of the applicable Systemic Risk Buffer and an adjustment to offset the pro-cyclical impacts of IFRS 9. We have been subject to a Pillar 2A requirement of 2.7% for CET1 capital from the start of 2020.

On an IFRS 9 transitional basis, our lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2023, was modelled to be 3.2% before management actions and 3.8% after allowed management actions. On an IFRS 9 non-transitional basis, our lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2023, was modelled to be 3.3% before management actions and 3.7% after allowed management actions. After allowed management actions, we exceeded the leverage threshold established by the Bank of England of 3.57% on an IFRS 9 transitional and 3.25% on an IFRS 9 non-transitional basis.

Meeting evolving capital requirements (unaudited)

We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, and the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), and the Countercyclical Capital Buffer (CCyB) and the Systemic Risk Buffer (SRB) at the level of the RFB Group.

Distance of our CET1 capital ratio to our current MDA trigger level at 31 December 2019 (unaudited)

At 31 December 2019, the distance of our CET1 capital ratio of 14.3% to our 7% AT1 permanent write down (PWD) securities trigger was 7.3% of total RWAs or £5.3bn (2018: 6.2% of total RWAs or £4.9bn).

The distance of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 31 December 2019 was:

Current MDA %
Pillar 1	4.5
Pillar 2A(1)	3.2
CCB	2.5
CCyB(2)	1.0
Current MDA trigger	11.2
Distance to current MDA	3.1
Total CET1 capital ratio	14.3

(1)  Santander UK’s Pillar 2 CET1 requirement was 3.15% at 31 December 2019. Pillar 2A guidance is a point in time assessment.

(2)  The current applicable UK CCyB rate is 1%. Santander UK’s current geographical allocation of the CCyB is 0.98%.

At 1 January 2020, Santander UK Group Holdings plc’s total Pillar 2A requirements reduced to 4.9% and CET1 Pillar 2A requirements reduced to 2.7%.

MREL recapitalisation

We have made major progress to meet MREL requirements. To date, we have issued £7.9bn of MREL compliant senior unsecured bonds. Our forward-looking MREL recapitalisation glide path assumes the Pillar 2A requirement remains at 5.6% and is calculated using RWA, leverage exposures and exchange rates at 31 December 2019. Based on this set of assumptions, our MREL requirements are driven by leverage until 2022. Santander UK’s indicative MREL requirements excluding CRD IV buffer is currently circa. £20bn from 1 January 2022. Assuming the current glide path by 2022, we expect to issue a further £2-3bn of senior unsecured bonds per year to cover the maturities and meet our total 2022 MREL recapitalisation requirement of £10.0bn.

In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months.

Key capital ratios (unaudited)

	Santander UK Group Holdings plc		Santander UK plc

	2019%	2018%	2019%	2018%
CET1 capital ratio	14.3	13.2	14.3	13.2
AT1	3.1	2.6	2.7	2.2
Grandfathered Tier 1	0.5	0.4	0.7	0.8
Tier 2	3.7	2.9	4.0	4.1
Total capital ratio	21.6	19.1	21.7	20.3

The total capital difference between Santander UK Group Holdings plc and Santander UK plc was due to the recognition of minority interests. The total subordination available to Santander UK plc bondholders was 21.7% (2018: 20.3%) of RWAs.

Santander UK Group Holdings plc	141

Annual Report 2019 | Risk review

Regulatory capital resources

This table shows our qualifying regulatory capital.

	2019 £m	2018 £m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,251	6,439
– Accumulated other reserves and non-controlling interests	554	431
CET1 capital before regulatory adjustments	13,865	13,930
CET1 regulatory adjustments:
– Additional value adjustments	(35)	(42)
– Goodwill (net of tax)	(1,155)	(1,161)
– Other intangibles	(573)	(610)
– Fair value reserves related to gains or losses on cash flow hedges	(368)	(251)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(619)	(599)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(5)	(67)
– Deferred tax assets that rely on future profitability excluding timing differences	(8)	(20)
– Defined benefit pension fund assets	(502)	(631)
– Dividend accrual	(18)	(18)
– IFRS 9 Transitional Adjustment	16	21
– Deductions for non-controlling interests	(160)	(151)
CET1 capital	10,438	10,401
AT1 capital instruments:
– Capital instruments	2,241	2,041
– Amount of qualifying items subject to phase out from AT1	487	593
– Regulatory deductions for instruments issued by subsidiary undertakings	(83)	(268)
AT1 capital	2,645	2,366
Tier 1 capital	13,083	12,767
Tier 2 capital instruments:
– Capital instruments	2,901	2,888
– Amount of qualifying items subject to phase out from Tier 2	377	369
– Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation	(583)	(986)
Tier 2 capital	2,695	2,271
Total regulatory capital(1)	15,778	15,038

(1)  Capital resources include a transitional IFRS 9 benefit at 31 December 2019 of £16m (2018: £21m).

2019 compared to 2018 (unaudited)

CET1 capital was stable at £10.4bn, with ongoing capital accretion through profits retained after dividend payment, offset by market-driven pension movements.

Movements in regulatory capital (unaudited):

	CET1 Capital £m	AT1 Capital £m	Tier 2 capital £m	Total £m
At 1 January 2019	10,401	2,366	2,271	15,038
– Retained earnings	(188)	–	–	(188)
– Other reserves and non-controlling interests	123	–	–	123
– Additional value adjustments	7	–	–	7
– Goodwill (net of tax)	6	–	–	6
– Other intangibles	37	–	–	37
– Fair value reserves related to gains and losses on cash flow hedges	(117)	–	–	(117)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(20)	–	–	(20)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	62	–	–	62
– Deferred tax assets that rely on future profitability excluding timing differences	12	–	–	12
– Defined benefit pension fund assets	129	–	–	129
– Dividend accrual	–	–	–	–
– Deductions for non-controlling interests	(9)	–	–	(9)
– Capital instruments	–	200	13	213
– IFRS 9 Transitional Adjustment	(5)	–	–	(5)
– Amount of qualifying items subject to phase out from AT1	–	(106)	–	(106)
– Amount of qualifying items subject to phase out from Tier 2	–	–	8	8
– Deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation	–	185	403	588
At 31 December 2019	10,438	2,645	2,695	15,778

142	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Capital risk

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

In August 2019, as part of a capital management exercise, the Company purchased and redeemed the £300m Fixed Rate Reset Perpetual AT1 Capital Securities, and issued a further £500m Fixed Rate Reset Perpetual AT1 Capital Securities to Banco Santander SA.

Tier 2 capital

These are fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital is being phased out under CRD IV.

Risk-weighted assets (unaudited)

The tables below are consistent with our regulatory filings for 2019 and 2018.

RWAs by risk			2019 £bn	2018 £bn
Credit risk			64.1	67.7
Counterparty risk			1.5	2.5
Market risk			0.3	1.0
Operational risk			7.3	7.6
			73.2	78.8

RWAs by segment			2019 £bn	2018 £bn
Retail Banking			49.0	46.2
Corporate & Commercial Banking			12.5	17.0
Corporate & Investment Banking			4.9	7.2
Corporate Centre			6.8	8.4
			73.2	78.8

Movements in RWAs by risk:

	Credit/ counterparty risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 1 January 2019	70.2	1.0	7.6	78.8
Asset size	(2.1)	(1.0)	–	(3.1)
Asset quality	0.7	0.9	–	1.6
Model updates	(1.8)	–	–	(1.8)
Methodology and policy	(1.4)	–	–	(1.4)
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	–	–	–	–
Other	–	(0.6)	(0.3)	(0.9)
At 31 December 2019	65.6	0.3	7.3	73.2

2019 compared to 2018 (unaudited)

RWAs reduced largely as a result of significant risk transfer (SRT) securitisations and lower corporate lending as we continue to focus on risk-weighted returns. This was partially offset by increased RWAs in Retail Banking in line with mortgage lending growth.

We use SRT securitisation transactions to manage and diversify credit and other risks, and to manage capital requirements. Currently, we have SRT securitisation transactions which cover portfolios of corporate facilities and Consumer Finance loans.

Santander UK Group Holdings plc	143

Annual Report 2019 | Risk review

Regulatory leverage (unaudited)

The CRD IV rules include the requirements to use a leverage ratio to complement risk-based capital ratios. The UK leverage ratio is consistent with the leverage ratio applied to large UK banks under the framework defined by the Financial Policy Committee. This framework also specifies the minimum leverage ratio requirement.

The table below shows our leverage ratio, which we calculated using the PRA rules. Our ratio was greater than the minimum of 3.25% at 31 December 2019 and 2018.

	2019 £m	2018 £m
Regulatory exposure	269,162	275,551
End-point Tier 1 capital(1)	12,625	12,442
UK leverage ratio	4.7%	4.5%

(1)  Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.

Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2019 £m	2018 £m
Total assets per the Consolidated Balance Sheet	288,488	289,381
Derivatives netting and potential future exposure	(1,671)	(2,349)
Securities financing current exposure add-on	1,006	812
Removal of IFRS netting	1,191	1,337
Removal of qualifying central bank claims	(26,400)	(24,776)
Commitments calculated in accordance with Basel Committee Leverage Framework	8,393	13,414
CET1 regulatory adjustments	(1,845)	(2,268)
	269,162	275,551

The adjustments are:

–

Derivatives netting and potential future exposure: where a qualifying netting agreement is in place netting is allowed for leverage purposes. This is partially offset by including the PEE we use to calculate EADs

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

Distributable items (unaudited)

Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under CRD IV at 31 December 2019 and 2018, and movements in the year, were as follows:

	2019 £m	2018 £m
At 1 January	4,221	4,209
Dividends approved:
– AT1 Capital Securities	(142)	(145)
– Tax on above item	38	27
– Ordinary shares	(262)	(1,123)
Dividends receivable:
– Investment in AT1 Capital Securities	125	139
– Tax on above item	(34)	(28)
– Investment in ordinary shares of subsidiary	323	1,139
Other income statement items (Company)	(7)	3
At 31 December	4,262	4,221

144	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Pension risk

Pension risk (UNAUDITED)

Overview	Key metrics

Pension risk is the risk caused by our contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.

In this section, we explain how we manage and mitigate pension risk, including our investment and hedging strategies. We also provide some insight on how we are monitoring different Brexit scenarios and their potential impact on pension risk.

Funding Deficit at Risk was £1,520m (2018: £1,410m) Funded defined benefit pension scheme accounting surplus was £431m (2018: £766m)

OUR KEY PENSION RISKS

Sources of risk

Pension risk is one of our key financial risks. Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Our risk is that over the long-term the Scheme’s assets are not enough to meet its liabilities as they fall due. When this happens, we could have to (or choose to) make extra contributions. We might also need to hold more capital to reflect this risk.

The key pension risk factors the Scheme is exposed to are:

Key risks	Description
Interest rate risk	The risk that a decrease in (long-term) interest rates causes an increase in the value of the Scheme’s liabilities that are not matched by an increase in the value of its assets.
Inflation risk	Annual pension increases are directly linked to RPI or CPI. The risk is that an increase in inflation causes an increase in the value of the Scheme’s liabilities that are not matched by an increase in the value of its assets.
Longevity risk	The Scheme’s liabilities are in respect of current and past employees and are expected to stretch beyond 2080 due to the long-term nature of the obligation. Therefore, the value of the Scheme’s liabilities is also impacted by changes to the life expectancy of Scheme members over time.
Investment risk	The risk that the return on the Scheme’s assets is insufficient to meet the liabilities.

The accounting and regulatory capital can be sensitive to changes in the assumptions of these key risk factors.

For more on our defined benefit schemes, see Note 28 to the Consolidated Financial Statements. This includes a sensitivity analysis of our key actuarial assumptions.

Defined contribution schemes

We also have defined contribution schemes for some of our employees. The benefits received at retirement will mainly depend on the contributions made (by both the employees and us) and the performance of the investments which are typically chosen by employees. These schemes carry far less market risk for us, although we are still exposed to operational and reputational risks. To manage these risks, we monitor the administration performance of the provider and the performance of the investment funds and the costs met by members. We ensure our employees are given enough information about their investment choices.

For more on our defined contribution schemes, see Note 28 to the Consolidated Financial Statements.

The impact of our defined benefit schemes on capital

We take account of the impact of pension risk on our capital as part of our stress testing process. This includes our ICAAPs, PRA stress tests and our quarterly assessment of capital requirements. We also consider the impact of any changes proposed to the Scheme or its investment strategy.

Our defined benefit pension schemes affect capital in two ways:

–

We treat an IAS 19 deficit as a liability on our balance sheet. We recognise movements in a deficit through Other Comprehensive Income and so this reduces our shareholders’ equity and CET1 capital. Deficit movements on the balance sheet are mainly due to re-measurements, including actuarial losses. We treat an IAS 19 surplus as an asset on our balance sheet. This increases shareholders’ equity. However, it is deducted for the purposes of determining CET1 capital. An IAS 19 surplus or deficit on our balance sheet is partially offset by a deferred tax liability or asset, respectively. These may be recognised for calculating CET1 capital depending on our overall deferred tax position at that time.

–

The PRA takes pension risk into account in the Pillar 2A capital assessment through the annual ICAAP exercise. The Pillar 2A requirement forms part of our overall regulatory minimum requirement for CET1 capital, Tier 1 capital and total capital. We perform a quarterly assessment internally. For more on our minimum regulatory requirements, see the ‘Capital risk’ section.

Santander UK Group Holdings plc	145

Annual Report 2019 | Risk review

PENSION RISK MANAGEMENT

Scheme governance

The Scheme operates under a trust deed. Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), is a wholly owned subsidiary of the Santander UK group. The Trustee ensures that the Scheme is run properly, and that members’ benefits are secure. It delegates investment decisions within ranges determined in the Statement of Investment Principles to the board of Santander (CF Trustee) Limited (the CF Trustee). The CF Trustee is responsible for reviewing, agreeing and implementing investment strategies, with our input as and when needed. Every month, we discuss pension-related matters at our Pensions Committee and Pension Risk Forum. For example, our Pensions Committee reviews the Scheme’s investment strategies and approves actuarial valuations. The Pension Risk Forum is a Risk division management forum that monitors our pension risk within approved risk appetite and policies. We work with the Trustee to ensure that the Scheme is adequately funded but our responsibilities are clearly segregated from the Trustee’s.

Risk appetite

Our risk appetite is a key consideration in all decisions and risk management activities related to the Scheme. Our pension risk appetite is reviewed by our Pensions Committee at least once a year. It is then sent to the Board for approval. We measure pension risk on both a technical provisions (funding) basis and an accounting basis (in line with IAS 19 ‘Employee Benefits’). We manage pension risk on both the accounting and the funding basis. Both bases are inputs into our capital calculations.

Risk measurement

Our key risk metrics include:

Key risk metrics	Description
Funding Deficit at Risk	We use a VaR and a forward-looking stress testing framework to model the Scheme’s assets and liabilities to show the potential deterioration in the current funding position. This ensures we adequately capture the risks, diversification benefits and liability matching characteristics of the obligations and investments of the Scheme. We use a time period of 1 year and a 95% confidence interval in our VaR model.
Required Return	This estimates the return required from the Scheme’s assets each year to reach a pre-defined funding target by a fixed date in the future.
Pensions CET1 Volatility	We use a VaR and a forward-looking stress testing framework to model the volatility in the pension-related capital deduction. We use a time period of 1 year and a 95% confidence interval in our VaR model.

We perform stress tests for regulators, including for ICAAPs and PRA stress tests. The stress testing framework allows us to also consider how macroeconomic events could impact the Scheme’s assets and liabilities. For more on our stress testing, see the Risk Governance section.

Risk mitigation

The key tools we use to maintain the above key risk metrics within appetite are:

Key tools	Description
Investment strategies	The Trustee developed the following investment objectives to reflect their principal duty to act in the best interests of the Scheme beneficiaries:

–  To maintain a diversified portfolio of assets of appropriate suitability, quality, security, liquidity and profitability which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the Scheme provides, as set out in the Rules of the Scheme

– To limit the risk that the assets fail to meet the liabilities
– To invest in a manner appropriate to the nature and duration of the expected future retirement benefit payments under the Scheme
– To minimise the long-term costs of the Scheme by maximising asset returns net of fees and expenses whilst reflecting the objectives above.

The investment strategy is regularly reviewed. The impact of the investment strategy on Funding Deficit at Risk is considered. This assessment includes the changing impact of different forward-looking stress tests as the asset allocation evolves over time, as the profile of the Scheme evolves on the journey to lower dependence on Santander UK. Fund managers are also reviewed annually to ensure the investments remain appropriate for the Scheme.
Hedging strategies	The Trustee has a hedging strategy to reduce key market risks, mainly interest rate and inflation risk. This includes investing in suitable fixed income and inflation-linked assets and entering into interest rate and inflation hedges.

The CF Trustee also hedges some of its equity and currency risk. This is achieved by using equity put options, equity collars and other derivatives that provide downside protection. Currency hedging is used to reduce risks from investing in assets denominated in currencies other than sterling. The hedging of interest rate and inflation risk in particular reduce Funding Deficit at Risk.

We look at the impact on our risk metrics when determining the appropriateness of the investment and hedging strategies. We also use the impact on our risk metrics to propose changes to optimise these strategies.

Risk monitoring and reporting

We monitor pension risk each month and report on it at Pension Risk Forum, ERCC, Pensions Committee and, where thresholds are exceeded (or likely to be), to the Board Risk Committee and the Board in line with our pension risk appetite. We discuss any remedial action with the Trustee. For all key risk metrics, we determine tolerance levels for deterioration based on our risk appetite. We use red, amber, green triggers to indicate our position relative to those risks. Green means the risk level is acceptable, amber means that close monitoring is required and red means action is needed. We report all key risk metrics against these triggers to Pensions Committee and Pension Risk Forum each month. We take actions to reduce risk to an acceptable level where the position looks likely to exceed the red trigger level.

In addition, we monitor the performance of third parties who support the valuation of the Scheme’s assets and liabilities. The models they use are reviewed and validated by our internal model validation team and approved by the model risk committee. Every year, we carry out a full analysis of the assumptions we use which is considered by the Board Audit Committee and Pensions Committee. We ensure that we carry out consistency checks for all liability calculations supplied by third parties. We obtain audited figures of the asset values from the appointed investment manager. Independent audits are then carried out on behalf of the custodian. We also apply our own checks to make sure that the asset values provided are consistent with expectations.

146	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Pension risk

PENSION RISK REVIEW

2019 compared to 2018

Following significant interest rate hedging in 2018, the underlying level of risk in the Scheme remained broadly stable in 2019. No further interest rate or inflation hedging took place, and asset allocation changes were relatively small. The focus was mainly on agreeing the 31 March 2019 actuarial valuation and the future plans for further hedging and asset allocation in light of the results of that valuation. However, the reported risk figures increased marginally as falling gilt and corporate bond yields increased the overall size of the Scheme.

Risk monitoring and measurement

Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. In 2019, overall asset returns were positive with positive performance from all major asset classes. The Funding Deficit at Risk increased to £1,520m (2018: £1,410m). Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis.

On the funding basis, the interest rate hedging ratio was 64% (2018: 68%) and the inflation hedging ratio was 63% (2018: 67%) at 31 December 2019.

We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. This metric was broadly stable over 2019. For more on the impact of our defined benefit schemes on capital in 2019, see the ‘Capital risk’ section.

Accounting position

In 2019, the accounting surplus of the Scheme and other funded schemes decreased. Some sections in the Scheme had a surplus of £670m at 31 December 2019 (2018: £842m) whilst other sections had a deficit of £239m (2018: £76m). The overall position was £431m surplus (2018: £766m surplus). There were also unfunded scheme liabilities of £41m at 31 December 2019 (2018: £39m). The deterioration in the overall position was mainly driven by a decrease in the discount rate in the year. This was due to falling corporate bond yields which increased the value of liabilities. However, this was partially offset by a rise in overall asset values. For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 28 to the Consolidated Financial Statements.

Maturity profile of undiscounted benefit payments

The Scheme’s obligation to make benefit payments extends over the long-term. This is expected to stretch beyond 2080. The graph below shows the maturity profile of the undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2019 was:

In 2019, as part of our pension risk monitoring process we considered different scenarios and how they might impact the funding level in the Scheme. This allowed us to identify a risk of deterioration in the funding level which was beyond our risk tolerance.

The potential deterioration in the funding level was due to a number of factors, one of which was the risk of falls in equity values. The downside protection that the Scheme employs on its equity portfolio reduced the equity volatility in this scenario. This protection includes the use of equity put options, equity collars and other derivatives.

Another factor we identified from our analysis was that some exposure to overseas currencies brings diversification benefits in some stress scenarios because this analysis is then input into the CF Trustees foreign exchange hedging strategy.

Both these actions reduced our Funding Deficit at Risk in our scenarios.

Santander UK Group Holdings plc	147

Annual Report 2019 | Risk review

Conduct and regulatory risk (UNAUDITED)

Overview	Key metrics

We manage the conduct and non-financial regulatory risk types in one framework. We do this to reflect their similarities.

Conduct risk is the risk that our decisions and behaviours lead to a detriment or poor outcome for our customers. It also refers to the risk that we fail to hold and maintain high standards of market integrity.

Regulatory risk is the risk of financial or reputational loss, imposition of or conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.

We are committed to ensuring conduct strategy is embedded in our business and that the fair treatment of our customers is at the heart of what we do.

In this section, we explain how we manage conduct and regulatory risk. We also describe our main conduct provisions, with a focus on PPI, and give some insight into our work to protect younger consumers from fraud and scams, by raising awareness through a social media campaign with Kurupt FM.

PPI provision was £189m (2018: £246m) Other conduct provision was £25m (2018: £30m) Regulatory provisions principally comprised £68m (2018: £58m)

OUR KEY CONDUCT AND REGULATORY RISKS

We believe that delivering a Simple, Personal and Fair bank starts with meeting the needs and expectations of our customers. To achieve this, we are committed to making sure that our strategy, proposition and initiative approval process, and systems, operations and controls are well designed and delivered.

We see our key exposure to conduct and regulatory risk through:

–	the risk of errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and
–	failure to supervise, monitor and control the activities of our employees.

All of these may result in the risk that we do not meet our customers’ needs, align to the expectations of our regulators or deliver the expected outcomes or observe required standards of market behaviour.

Our Conduct and Regulatory Framework is built on the following underlying types of risk:

Key risks	Description
Regulatory

The risk that we fail to adhere to relevant laws, regulations and codes which could have serious financial, reputational and customer impacts. This includes the risk that we may be adversely impacted by changes and related uncertainty around UK and international regulations. We categorise regulatory risk into financial and non-financial risk. This is aligned to our main regulators who are the PRA and FCA but also includes other regulators and authorities such as the CMA, Payment Systems Regulator, Lending Standards Board, Financial Ombudsman Service and Information Commissioner’s Office.

As well as being subject to UK regulation, as part of the Banco Santander group, we are impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB through the SSM. We also fall within the scope of US regulation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act. This restricts our activities both in the UK and the US. We must also adhere to the rules and guidance of other regulators and voluntary codes in the UK.

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

–  We do not have robust systems and controls to detect and prevent fraud or errors in the customer experience.

Culture	The risk that we do not maintain a culture that encourages the right behaviour and puts the customer at the heart of what we do.
Competition	The risk of financial harm, criminal liability, customer harm or reputational damage that we may incur because we fail to comply with relevant competition law or being involved in any competition law investigation or proceedings.
Controls	The risk that we do not supervise and monitor our employees effectively or do not have robust systems and controls in place to prevent and detect misconduct.

148	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Conduct and regulatory risk

CONDUCT AND REGULATORY RISK MANAGEMENT

Risk appetite

We aim to comply with all regulatory requirements, and we have no appetite to make decisions or operate in a way that leads to unfair outcomes for our customers or negatively impacts the market. Our Board approves our risk appetite on an annual basis, or more often if needed, and we cascade it to our business units through our risk framework and policies. We also have lower level risk tolerance thresholds that are agreed at least annually. Our material conduct and regulatory risk exposures are subject to, and reported against, our conduct and regulatory risk appetite statements, as well as lower level triggers and thresholds for action.

Risk measurement

Due to the close links between our conduct, regulatory and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures and risks have a conduct and/or regulatory risk impact. We support our conduct and regulatory risk framework and policies with tools that aim to identify and assess new and emerging conduct risks. These include:

Key tools	Description
Strategy and business planning	Our Strategy and Corporate Development team help align our overall corporate strategy, financial plans, risk appetite and operational capabilities through our annual process to set our strategy. We derive our business unit plans from our overall corporate strategy and they contain a view of conduct and regulatory risk with our other key risk types.
Sales quality assurance	We subject our retail sales to internal quality assurance and, as needed, external monitoring to ensure the quality of our sales and practices.
Operational risk and control assessments	Our business and business support units assess our operational risks, systems and controls to give us a consolidated risk view across all our business areas. We complete the assessments through a central tool to evaluate and manage our residual risk exposures.
Scenario testing and horizon scanning	We consider conduct and regulatory risk in our scenario testing. This reviews possible root causes and assumptions to determine the likelihood and size of the impact, and actions to enhance our controls where required.
Conduct risk reporting	We use dashboards to give us an end-to-end view of our conduct risks across our business. This allows us to apply a lens to manage conduct risk and understand if it is in line with our risk appetite.
Compliance monitoring	We carry out an annual conduct and regulatory risk assurance programme which is approved by the Board and tracked through the year.

Risk mitigation

Our conduct and regulatory risk framework and policies set out the principles, standards, roles and responsibilities and governance for conduct and regulatory risk, such as:

Policies	Description
Product approval	Our product approval process aims to minimise our conduct, legal, regulatory or reputational risks in the design, marketing, sales and service of new products and services. We assess all our products and services within a formal framework to make sure they are within our risk appetite and agreed metrics, and to ensure that processes and controls are in place.
Suitable advice for customers	We give guidance to advisers and staff on the key principles, requirements and ethical behaviours they must follow. This ensures our customers are sufficiently informed when they make a buying decision. In our Retail Banking division, the main products we cover are mortgages, investments, savings and protection.
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

We place a specific focus on:

–  Vulnerability: Ensuring that our colleagues are trained to help customers who may be vulnerable (see below).

–  Financial abuse: We work closely with other members of UK Finance, as part of the Financial Abuse Working Party, with a shared vision to help victims regain control of their finances. Through this collaboration we have adopted a Financial Abuse Code of Practice as part of our overall vulnerable customer strategy. We have specific training material for colleagues to raise awareness and improve understanding around the devastating impacts of financial abuse and how we can help. Due to the very complex nature of situations involving financial abuse, we also have a dedicated Specialist Support Team that offers guidance to colleagues dealing with customers who are victims and need tailored solutions to help them regain control of their finances.

Treating vulnerable customers fairly

Some customers may be impacted financially or personally as a result of their circumstances. Our Vulnerable Customer Policy gives business areas a clear and consistent understanding of what vulnerability can mean and the types of situations when customers may need more support. Our guidelines focus on identifying vulnerable customers, and the support we can give to help them avoid financial difficulty. We work with key charities, authorities, trade associations and other specialists to develop our understanding of vulnerability.

In addition to mandatory training, we train our customer-facing colleagues using real customer scenarios to highlight different vulnerable situations. This enables our colleagues to deal with a wide range of sensitive issues. We also have an online Vulnerable Customer Support Tool for our colleagues to give them more guidance and support. Our colleagues have access to our Specialist Support Team who can give specific help and guidance for the most complex vulnerable customer situations.

We consider vulnerability in every initiative. Adapting our technology to the needs of customers with physical disabilities is a key part of our design and testing stages and we work closely with the Digital Accessibility Centre. We have also developed our training approach through a series of real-life customer stories available to colleagues to access anytime to develop their skills.

Risk monitoring and reporting

We consider conduct and regulatory risk as part of the governance around all our business decisions. We have specific fora and committees such as the Conduct and Compliance Forum, and business specific risk management fora to make decisions on conduct and regulatory risk matters and we ultimately report to the ERCC and Board Responsible Banking Committee. The data we report to senior management and Committees gives them a clear understanding of current and potential emerging conduct and regulatory risks and issues. Our risk and control fora support management to control risks in their business units. Reporting includes conduct risk dashboards, which set out a range of metrics across common areas. These include policy breaches logged, mystery shopping, quality assurance and complaints, as well as commentary on trends and root causes. This approach enables us to take effective action. As well as the reports issued by the business, our Legal and Regulatory Division reports directly to the Board to give a view on legal, conduct and regulatory, reputational and financial crime risks, and to escalate issues or any breach of our risk appetite.

Santander UK Group Holdings plc	149

Annual Report 2019 | Risk review

CONDUCT AND REGULATORY RISK REVIEW

2019 compared to 2018

In 2019, to ensure we fully considered customer and conduct impacts across our business, we continued to maintain a strong focus on robust oversight and control of the full customer journey. We maintain Compliance teams across all our key business divisions and on key cross functional areas such as fraud and data protection. Conduct and regulatory risk frameworks are in place across all business divisions that operate alongside our wider Risk Framework to identify, assess, manage and report conduct and regulatory risk.

In 2019, we continued to build on our progress in 2018 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity. As part of this, we:

–

Assessed the views and new policy areas in the FCA’s 2019/20 Business Plan and built them into our three-year business planning activities, in addition to considering regulatory developments that arose during the course of the year

–	Continued to manage technological change and increased digitalisation in line with regulatory initiatives
–

Delivered change to meet the evolving regulatory landscape, including changes brought about by Second Payment Services Directive (PSD2) and Open Banking; General Data Protection Regulation; Banking Reform and implementing the Banking Reform compliance model; and the FCA Consumer Protection Agenda

–	Continued to prepare for the transition from LIBOR to risk-free rates at the end of 2021, including planning for customer communications and recognition of potential conduct risks, and
–	Developed specific conduct risk training to strengthen the business wide I AM Risk training.

Following the launch of the Contingent Reimbursement Model, a voluntary code of good practice for dealing with authorised push payment fraud, we agreed along with seven other banks to a funding loan for no-blame cases. We continue to engage with the industry and authorities in developing the code.

Like all UK banks we continue to see a demanding regulatory agenda focused on addressing customer detriment, price regulation and vulnerability. A major conduct issue that has impacted UK banks over the past few years related to PPI. A deadline for customer complaints of 29 August 2019 was set by the FCA, and in the run up to this date we saw an uplift in the volume of claims to unprecedented levels, which resulted in us making additional provisions to cover this. When implementing regulatory change, we are focused on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity. We expect all people in our organisation to take responsibility for managing risk through our I AM Risk programme.

Accounting position

The remaining provision for PPI redress and related costs was £189m (2018: £246m). In 2019, we charged an additional £169m in respect of PPI. We made an additional provision of £70m in Q2 2019 reflecting an increase of claims volumes and additional industry activities and having considered guidance provided by the FCA and our specific approach to PPI claims, in advance of the PPI claims deadline on 29 August 2019. In Q3 2019, and in line with industry experience, we received unprecedented volumes of information requests in August 2019 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline. Our best estimate of the additional provision required was £99m.

The remaining provision for other conduct issues was £25m (2018: £30m), which primarily relates to the sale of interest rate derivatives.

Regulatory and other provisions included an amount of £68m (2018: £58m) that arose from a systems related historical issue identified by Santander UK, relating to compliance with certain requirements, of the Consumer Credit Act. This provision is based on detailed reviews of relevant systems related to customer credit business operations, supported by external legal and regulatory advice, and reflects our best estimate at 31 December 2019 of potential costs in respect to the identified issue.

For more on our provisions, including sensitivities, see Note 27 to the Consolidated Financial Statements.

For more on our contingent liabilities, see Note 29 to the Consolidated Financial Statements.

We continue to focus on protecting customers against fraud and scams. In 2019, we launched a social media campaign MC Grindah’s Deadliest Dupes. We partnered with Kurupt FM – the stars of the British Academy of Film and Television Awards (BAFTA)-winning BBC mockumentary programme ‘People Just Do Nothing’ .

Statistics show that Generation Z are among the most likely to fall victim to scams, and their behaviours online can make them vulnerable to fraudsters.

The campaign aimed to reach and educate younger people about fraud and scams and to help them spot the early signs. Deadliest Dupes is now live on social media. We have reached more than four million people on Instagram at least 19 times. This represents 99% of our target – up to 76% of 18 to 24 year-olds on Instagram, Snapchat and YouTube in the UK.

We have also partnered with the charity Barnardo’s to deliver the content we created with Kurupt FM to vulnerable young people.

150	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Operational risk

Operational risk (UNAUDITED)

Overview	Key metrics

Operational risk is the risk of direct, or indirect, loss due to inadequate or failed internal processes, people and systems, or external events.

In this section, we explain how we manage operational risk, with a focus on our top three key operational risks. We also describe our operational risk event losses and developments in the year, and give some insight into how we are protecting our customers.

Operational risk losses (over £10,000, and excluding PPI) decreased by 63%

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
Process and change management

We have to constantly change to keep up with the latest regulatory requirements, and with an increasing rate of change in technological innovation, evolving business models and the competitive landscape. A key part of our business strategy is to develop and deliver new banking products and services, while making our processes and systems more efficient and resilient. Third party involvement is increasing as part of this strategy.

We are also implementing a large number of regulatory and legal changes, impacting all areas of our business. There is more on this in the ‘Regulatory risk’ section.

The scale and pace of our plans, and the potential compound effect of various changes happening at the same time increases our operational risk. These changes could have financial, customer, reputational and regulatory impacts if we do not manage them properly.

Outsourced and third-party supplier management

We rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of goods, services and activities. These include outsourced services, such as IT infrastructure and public cloud, software development, and banking operations. In line with regulatory requirements, we classify other legal entities in the Banco Santander group as external suppliers and manage them as third parties and on an arms-length basis.

Third party risk is a key operational risk for us due to the number, complexity and criticality of the services provided by our third parties, as well as reflecting our increasing use of the public cloud. The failure of a supplier may cause operational disruption, breach of data security or regulations, negative customer impact, financial loss or reputational damage. In addition, regulatory requirements around how we manage our outsourced services increased significantly in 2019, with the European Banking Authority (EBA) Outsourcing Guidelines that became effective on 30 September 2019. These affirm the need for strong internal governance and oversight arrangements, including sound risk management, whenever we outsource functions.

Cyber risk

We rely extensively on the use of technology across our business. This includes internal platforms, such as our core banking systems, mortgage platforms, telecommunications and finance systems, and customer-facing platforms such as our mobile app and online banking websites. The use of technology and the internet have changed the way we live and work. They have allowed us to develop and improve the way we deal with our customers. It is critically important that we protect our customers’ data and give our customers a secure environment in which to deal with us, especially when the threat from cyber criminals is so prevalent and more sophisticated than ever.

Failure to protect the data assets of Santander UK and its customers against theft, damage or destruction from cyber-attacks could cause operational disruption, breach of data security or regulations, negative customer impact, financial loss or reputational damage. Even small periods of disruption that deny access to our digital services can erode our customers’ trust in us. This applies not only to our own systems but also to those of our third-party providers and counterparties in the market. The value of data itself, especially the personal details of customers and staff, has increased considerably and is a core focus of cyber criminals along with systems, such as payments and ATM networks, that enable the monetisation of cyber system breaches. It is therefore critical that we are resilient to cyber-attacks and can withstand and quickly recover from those events should they occur.

Following the UK’s exit from the EU on 31 January 2020, our Brexit planning is now focused on the potential outcomes of the UK and EU negotiations in respect of a Free Trade Agreement (FTA) and equivalence in financial services, by the end of 2020. We are also maintaining and refining existing plans to address a number of areas requiring cross-divisional communication including financial markets infrastructure, data, payments, third-party services, cyber, and internal and external communications.

Our Brexit planning is overseen by the Board and Senior Management Committee. Our Brexit Working Group, comprised of representatives from across the business and support functions, completed our preparations and ensured operational readiness ahead of previous potential ‘no deal’ risk junctures in 2019. These plans will be maintained should they be required again in preparation for a ‘no-deal’ scenario later this year. Further plans will be developed when there is clarity on the future trading arrangements and their potential impacts on the bank and its customers.

We are also exposed to tax risk which, even though it is a lower risk for us, is still a high-profile risk and may include legacy items. We define tax risk as the risk that we fail to comply with domestic and international tax regulations because we misinterpret legislation, regulations or guidance, or we report to the tax authorities inaccurately or late. This could lead to financial penalties, additional tax charges or reputational damage. Santander UK adopted the Code of Practice on Taxation for Banks in 2010.

Santander UK Group Holdings plc	151

Annual Report 2019 | Risk review

OPERATIONAL RISK MANAGEMENT

Risk appetite

We set our operational risk appetite at a Santander UK level and we express it through measures approved by the Board. These include risk statements and metrics set against the seven CRD IV loss event types. We cascade our appetite across our business areas by setting out clear lower level triggers, qualitative parameters and quantitative thresholds, and processes by which risks and events must be managed and escalated, and by which they may be formally accepted.

Coverage across the seven CRD IV loss event types is comprehensive and aligns to Principal Risk Areas approved by ERCC. As a result, we have specific embedded monitoring and measurement of our operational risks, including our top three key operational risks as follows:

–

Process and change management: We monitor our risk profile and performance against risk appetite under several Principal Risk Areas, which reflects the different ways that this risk can manifest. Change is one of our core risk appetite areas of focus, ensuring we can specifically monitor risk appetite in relation to Change via a clearly defined suite of statements and metrics. In addition, we monitor this risk via statements, metrics and limits within our Compliance consideration, as this incorporates a view of regulatory change. We also consider key elements within our IT & Cyber Risk appetite, specifically in relation to ensuring that we address obsolescence considerations as part of our change agenda, and as part of our third party risk appetite consideration, in line with their increasing involvement in process and change management related activities.

–

Outsourced and third-party supplier management: We have a directly aligned suite of defined Risk Appetite statements and metrics which have been agreed by the Board, and which allow ongoing measurement of our risk profile in this area. These statements and metrics reflect core principles which are set out in our Third-Party Risk Framework, as well as reflecting regulatory standards and developments.

–

Cyber risk: We have a comprehensive set of Risk Appetite statements and metrics which have been agreed by the Board, and which allow us to measure our cyber risk. We have defined statements and metrics with key subject matter experts in our Cyber and IT teams, and we incorporate Banco Santander group principles and standards, regulatory requirements and industry best practice, where applicable.

We report against all the Principal Risk Areas defined in our risk appetite each month to ERCC, and formal actions are required to address and mitigate any measures which are reported out of tolerance. We communicate, action, and escalate as needed, any material issues identified to the Board.

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

Risk scenario analysis

We perform this across business units. It involves a top down assessment of our most significant operational risks. We have a set of scenarios that we review and update each year. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to address any issues.

Key indicators

Key indicators and their tolerance levels give us an objective view of the degree of risk exposure or the strength of a control at any point in time. They also show trends over time and give us early warning of potential increasing risk exposures. Of primary importance are business-wide risk appetite indicators which measure our adherence to our defined risk appetite statements.

Operational risk losses

Our operational risk loss appetite sets the level of total operational risk loss (expected and unexpected) in any given year (on a 12-month rolling basis) that we consider to be acceptable. We track actual losses against our appetite, and we escalate as needed.

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

For process and change management risk, we track and monitor the number of regulatory projects with a red risk status (under our Transformation Office’s Execution Risk Management Framework). We give priority to our regulatory change projects for funding and delivery. All our change initiatives must have an operational risk assessment in place. We track these using a coverage metric.

For third-party risks, we identify and assess the inherent risk profile of each third-party arrangement prior to onboarding. We continue to measure this throughout the relationship. The inherent risk level drives the required governance and oversight of the third-party arrangement – the higher the inherent risk profile, the greater the governance we put in place. In addition, we identify and measure key third-party risks and the related control environment as part of our operational risk and control assessments. We do this both as part of business as usual activities and within related change initiatives. We have processes to capture and assess related events, as well as operational risk indicators in place which measure the ongoing third-party risk profile of the business.

For cyber risk, our Security and Information Technology teams continually identify and assess technological risks. They are guided by standardised, industry-leading control frameworks to ensure that we remain within our operational risk appetite. We measure the maturity of our controls in terms of their design and effectiveness and when combined with our cyber threat intelligence, we use it to define and prioritise our programmes of mitigation. We have processes to capture and analyse events from our security systems with tolerances derived from our risk appetite that drives escalation processes as needed. We operate a layered defence approach to cyber risk which we test and assess continually to ensure that it addresses the prevailing threats. Our comprehensive approach to validating our controls includes tests designed to replicate real-world cyber-attacks with test findings driving our ongoing improvement plans. As part of this, we participate in industry wide cyber security stress tests, such as CBEST, through to weekly cyber testing of our internet facing digital services that enables us to compare against our peers.

152	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Operational risk

We also mitigate our key operational risks in the following ways:

Key risks	Risk mitigation
Process and change management	We have to constantly change to keep up with the latest regulatory requirements, and an increasing rate of technological innovation, evolving business models and the competitive landscape. Changes can arise from a number of factors. These include the introduction of new third-party suppliers, the adoption of new technologies and business models, organisational changes, and dealing with legacy systems and processes. Our operational risk exposure increases when we make changes, and the risks can compound when several changes happen at the same time.

In order to support the constant need for change whilst minimising the operational risk, we review:
– The risk management of individual projects
– The risk management of the aggregate change from our portfolio of projects
– Our capacity and capability to deliver the overall change agenda.

For individual projects, we assess the operational risk for all material changes in each new project, product and supplier, before they are allowed to go ahead. At the portfolio level, we monitor our portfolio for concentrations of change which can compound a risk or place high demands for our teams to deliver several changes at once. In terms of our overall capacity and capability, we constantly recruit, train and upskill more dedicated project managers to support the delivery of our overall change agenda.

Our Risk and Control Self-Assessment (RCSA) captures the risks related to process and change management that are identified by the business, alongside an assessment of the effectiveness of the controls, and the residual risk exposure. We log any operational risk events that occur and escalate them through our operational risk Santander Early Escalation Notification (SEEN) process.
Outsourced and third-party supplier management

We place emphasis on a carefully controlled and managed Third Party Supplier Risk Framework and are enhancing our resources in this area in order to manage this risk.

We aim to ensure that those with whom we do business meet our risk and control standards across the life of our relationship with them:

On-boarding: We ensure that all third-party suppliers meet our needs before we enter into any agreement with them to mitigate the risks inherent to the process, function or activity they may provide. As part of this, we:
– Verify that the third-party supplier has enough capacity to perform and/or supply the goods, services or activities we need
– Make sure that each third-party provider meets minimum conditions we require in legal, compliance, financial crime and technical terms
– Analyse the economic viability of the third-party provider in the short and medium term.

In-service management: We assign all third-party services an accountable Service Director and appoint a Service Manager to manage the service and key risks on a day-to-day basis. We provide training to these colleagues to ensure they understand their responsibilities. Through these roles we also monitor and manage our ongoing supplier relationships to ensure our standards and contracted service performance continue to be met. As part of this we:

–  Follow up and analyse third-party provider performance. This includes periodic service review meetings to monitor performance against contractual service level agreements and other key risk indicators

–  Follow up and analyse broader risks associated with the third-party arrangement, by establishing key risk and control indicators. These can relate to areas such as data protection, information security, anti-bribery & corruption, conduct, operational resiliency and reputational risks

– Monitor how third-party providers comply with their obligations and commitments under the contract

–  Monitor and manage any third-party incidents that arise. Where incidents impact our business, we report and manage them in line with our Operational Risk Event Escalation, Management & Reporting Policy

– Set and review mitigation actions with the third-party provider to improve performance, manage incidents, or mitigate key risks.

Off-boarding and exit management: When we decide to exit a third-party arrangement, we aim to do so without undue disruption or adverse impact on their compliance with the regulatory framework and without detriment to the continuity and quality of services provided to customers. We aim to mitigate the related risks through:
– Comprehensive and documented Exit Strategies and Exit Plans for our most critical services
– Review and testing of these Exit Plans to ensure they are adequate. This includes an analysis of the potential costs, impact, resource and timing implications of moving to a different provider, and
– Completing Operational Risk Assessments to ensure that we identify, assess, manage, and report the risks of exit.
Cyber risk	Protecting our customers, systems and data remains a top priority for us. Online security and data breach stories, along with many reports of scams and online fraud, continue to feature strongly in headlines. All organisations, including banks, are in an ongoing race to keep ahead of criminals who are becoming ever more sophisticated and destructive in their approach. Criminals persist in attempts to deny our customers access to our digital channels, target online services and data, or steal online credentials by various methods, including social engineering.

We continue to enhance our resilience to cyber disruption. Keeping our systems secure is everybody’s responsibility and we continue to enhance our training programmes for staff to support this. We have Board-level expertise and supervision in cyber security matters to ensure robust monitoring and challenge, with at least one Director who has significant experience in this area. We also have targeted training for Board members and senior management as well as those staff who may be singled out by criminals, such as those facilitating payments. New cyber security training ensures that all our staff understand the threats we face, and that we all have the expertise to spot emails from criminals and attacks on our systems. We continue to work with other banks as members of the Cyber Defence Alliance, where we share intelligence on cyber threats and effective strategies to counter them.

We campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of fraud. We use robust technology to protect our customers, in particular to look for anomalous behaviour or malicious software on customer devices, and we continually invest in the fight to counter scams. As part of this, we run customer education campaigns, and we offer advice on our online security centre. We prevent the vast majority of fraud and protect our customers’ money.

We continually improve and test our cyber security risk management and ensure we focus on priority areas and drive action. This includes the security due diligence of existing systems as well as new products, services and our third parties. We regularly perform independent and internal security testing and are subject to rigorous cyber simulation exercises by our regulator. We take these exercises very seriously and use the lessons learnt to continually adapt and improve our cyber defences. There have been no material security breaches to date, although we are highly vigilant at all times. We have a Cyber insurance policy to provide us with immediate response to assess and control the impact of a breach.

Analysis of our security posture drives an ongoing discussion about cyber risks across the business. This includes individual business areas who must include cyber risk when they make business continuity decisions. We also use maturity assessments and both internal and external threat analyses. Our cyber security experts assess our overall security posture and make recommendations to both management and Risk fora on a monthly basis, with onward reporting to the Executive Committee, ERCC, BRC and Board at least four times a year.

Santander UK Group Holdings plc	153

Annual Report 2019 | Risk review

Risk monitoring and reporting

Reporting is a key part of how we manage risk. It ensures we identify, escalate and manage issues on a timely basis. We can identify exposures through our operational risk and control assessments, risk scenario analysis, key indicators and incidents. We report exposures for each business unit through regular risk and control reports. These include details on risk exposures and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our finances, reputation or customers by reporting them to key executives and committees. These include changes in our cyber risk profile.

We have a crisis management framework that covers all levels of the business. This includes the Board, Executive Committee, senior management and business and support functions. Our framework identifies possible trigger events and sets out how we will manage a crisis or major incident and we test it at least annually. If an event occurs, we have business continuity plans in place to recover as quickly as possible. These are aligned with our key customer journeys and delivery of critical IT services. We use The Standardised Approach (TSA) for Pillar 1 operational risk capital needs. We use an internal model aligned to the CRD IV advanced measurement approach to assess our Pillar 2 capital needs.

Process and change management risk

We monitor and report process and change management risk in the relevant governance stream for the type of change. For example, changes from products and services and technological changes have specific governance which have their own operational risk reporting requirements. We report an aggregated view of change risk by every business division, at least each quarter, using our Principal Operational Risk Dashboard. We capture risks related to process and change management identified by the business in our RCSAs, and we report operational risk events related to change using the SEEN process

Outsourced and third-party supplier management

We set up a Third-Party Risk Management Team in 2018 to more effectively manage this risk. It operates as a Line 1 Control Function responsible for the identification, assessment, management, and reporting of third-party risks across Santander UK. Part of this remit includes developing and maintaining an effective Third-Party Risk Management Framework.

Our Third-Party Outsourcing & Risk Management Policy, supported by a series of Standards, sets out detailed requirements and guidance to support our colleagues through the end-to-end third-party lifecycle. We have specific Standards for On-Boarding Management, Risk Provider Certification, In-Service Management, Off-Boarding & Exit Management and Outsourcing of Critical Services.

We formally track our third-party risk profile against our risk appetite through a monthly risk and control forum. This includes monitoring compliance with our policy and standards. We use key risk indicators to support our monitoring activity and we report them to this forum. We escalate any significant risks, or changes in the risk profile, to the relevant senior risk committees such as ERCC, BRC and the Board.

We also updated our Third-Party Risk Management System to improve the completeness and quality of data that we capture and use for the Operational Risk Indicators we report to senior management. This also supports central oversight of our supplier portfolio.

Cyber risk

We base our monitoring and reporting on the metrics and operational dashboards in our cyber security and IT functions. Our Cyber Threat Unit and experts carry out analysis within the worldwide Santander Security Operations Centre in Madrid. We use a wide range of key risk indicators, threat intelligence reports and results from security testing to identify improvements to our cyber defences. Our operational teams, with input from Risk, review these trends and steer management activity where required.

We also formally track our cyber and technological risks against our risk appetite through a monthly risk control forum. Part of the forum’s remit is to identify changes in risk posture and to inform senior risk committees of any significant changes. Issues such as technological obsolescence and the challenges in keeping our technologies free from known vulnerabilities, are examples of where a metric driven approach to reporting through our risk management frameworks has led to proactive mitigation of risk.

To raise awareness of fraud and educate younger adults about how to avoid becoming victims of scams, we launched ‘For Your Eyes Alone’, a campaign designed to reach the under 25 (Generation Z) audience via the outlets and channels they use the most.

This age group love to share: 40% have shared their online banking passwords, and 85% have shared personal data on social media that could leave them vulnerable to scammers.

To underline the importance of keeping personal data ‘for your eyes alone’ we launched the world’s first invisible cinema – only visible through special polarised glasses – and toured it around UK universities.

We teamed up with Love Islander, Wes Nelson to create a scam awareness film to be screened at cinema events and used on his social media channels. Alongside the social reach that Wes achieved, the campaign attracted wide media coverage and we were able to provide detail directly, either via the film or supporting materials, to over 560,000 students through our university activity.

154	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Operational risk

OPERATIONAL RISK REVIEW

Operational risk event losses

The table below shows our operational losses in 2019 and 2018 for reportable events with an impact over £10,000, excluding conduct risk events (which we discuss separately in the ‘Conduct and regulatory risk’ section), by CRD IV loss event types. We manage some of these risks using frameworks for other risk types, including regulatory and financial crime risk even though we report them here.

	2019		2018

	Value %	Volume %	Value %	Volume %
Internal fraud	–	–	1	2
External fraud	30	80	4	48
Employment practices and workplace safety	–	–	–	2
Clients, products, and business practices	39	6	3	18
Business disruption and systems failures	2	1	1	1
Execution, delivery, and process management	29	13	91	29
	100	100	100	100

2019 compared to 2018

In 2019, we did not experience material losses similar to those in 2018, such as the FCA fine of £32m and the Consumer Credit Act breach of £58m. As a result, the value of our operational risk losses (Events over £10,000 but excluding PPI) fell by 63% year-on-year. However, we saw a significant increase of 103% in the overall volume of losses due to external fraud. This reflects trends and industry direction in relation to scams and we continue to enhance our anti-fraud measures to help protect our customers. We also saw a rise in the number of events and losses prompted by the increasing level of change, due to enhanced regulation, industry developments and the need to digitalise the business. We discuss developments on PPI in the conduct and regulatory risk section of this Risk review.

In addition, as discussed earlier, climate-related risks could eventually manifest in risks for financial institutions. During 2020, we will review the appropriate parts of the Risk Framework, Risk Type Frameworks (in particular Credit and Operational risk) and the Risk Appetite Statement to explicitly include climate-related risks.

Process and change management risk

Business, regulatory and legal change continues to gather pace and 2019 saw a substantial review of our portfolio of change initiatives to re-focus, concentrate and re-prioritise scarce capital resources at the most pressing initiatives. The Open Banking Initiative and PSD2, both of which introduced further requirements in 2019, together bring significant opportunity for us to develop new products and services to enhance the ways customers use their data and pay for services. However, they also introduce a new layer of risk to both customers and us. We continued to carry out detailed operational risk assessments in relation to these initiatives, in order to identify, assess, manage and report the key risks involved. These regulatory requirements were enhanced by significant new initiatives such as the high cost of credit review and the migration of a certain segment of customers across to a new banking platform. As we must deliver new and innovative solutions to market faster than ever before, we recognise the need to manage the risks associated with change as a priority in our design processes. We have concentrated effort on further refining our Operational Risk Management identification and assessment methodologies to streamline, remove inefficiency, and focus on risk.

Third party risk

Third Party Risk Management remains a key factor when we engage with our key outsourcing partners (Third Party Service Providers). The demand for innovative solutions and digital services brings additional risks, new technologies, widening spans of control across the supply chain, and cyber threats. To enable us to manage these challenges we continue to review our governance processes and introduce new systems solutions which provide data and focus on our supplier relationships and performance. This work will continue, develop and strengthen in 2020, aligned with the requirements of the EBA Outsourcing Guidelines that became effective on 30 September 2019. In 2019, we enhanced our Third Party Risk Management Framework and our resources in this area in order to manage this increased risk. We also updated our Third-Party Risk Management system to improve the completeness and quality of data that we capture and use for the Operational Risk Indicators we report to senior management. This also supports central oversight of our supplier portfolio.

Cyber risk

Cyber and information security also remains a top priority for us. We invest to ensure we have the right skills and resources to manage cyber and information security risk effectively across all our lines of defence. Our cyber transformation programme enhances our capabilities and ensure we deliver secure products and solutions for our customers and the communities that we serve. Whilst we continue to be subject to cyber-attack, we did not suffer any material cyber or information security events in 2019 and we actively participate in the Cyber Defence Alliance with industry peers to share cyber threat intelligence, expertise and experience to help identify common features of cyber-attacks and effective mitigation strategies.

In 2019, threats from the external cyber environment continued to evolve, due to heightened geo-political tension, and active well-established cyber-crime groups. We monitor a range of cyber threats including; attacks on payment systems, ATM networks and customer data where insider threat and network intrusion are the most common attack methods; an emerging threat from a new method, aimed at breaching organisations’ on-line customer services, (such as internet banking) and causing denial of service; and in addition Data Security and GDPR compliance continue to be key areas of concern. We have taken mitigating actions against these various threats including deploying a Cyber threat intelligence platform; increased intelligence through chairing the Geopolitical Financial Services working group; robust online service access construction utilising anti Distributed Denial of Service techniques. The mitigants implemented in our Cyber Security Plans are proving effective and we have experienced no significant disruption to date.

Data Management continues to be an increasingly important risk factor for us. We are progressing with our strategy to develop our core data management systems and capabilities and improve our level of Data Management risk by investing in the capabilities identified to support the maturity of Data Management Strategy programme. We have implemented a data governance model including a Senior Data Forum which reports to the Senior Management Committee, Board Audit Committee and Board Risk Committee. The programme is designed to support our Digital Transformation and meet the objectives of our data maturity capabilities, including a business owned data domain view, a common data architecture and enhanced and consistent data quality.

The Bank of England, PRA and FCA recently published a consultation paper, following their 2018 joint discussion paper to help financial firms evolve their approach to operational resilience. They expect firms to assume disruptive operational incidents will occur, and be able to show that they can withstand, absorb, recover and manage these in a way which considers the needs of all affected parties. We are improving our operational resilience by enhancing our operational risk framework and implementing a Board-approved strategy. This will focus on defining our key business services, providing enriched management data, and mapping our dependencies end-to-end. It will also set, approve and test the impact tolerances of our ability to provide those services to the limit. In addition to regulatory compliance, this will achieve business and operational benefits through a programme of work in 2020 designed to embed operational resilience in our Digital Transformation programme as well as business-as-usual activities.

Santander UK Group Holdings plc	155

Annual Report 2019 | Risk review

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

–  Strategic and business risk: the risk of loss or damage due to decisions that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments.

–  Reputational risk: the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.

–  Model risk: the risk of loss from decisions mainly based on results of models due to errors in their design, application or use.

FINANCIAL CRIME RISK

OUR KEY FINANCIAL CRIME RISKS

Financial crime is a high priority risk for us. We recognise that financial crime activities can have a significant impact on our customers. Criminals are also increasingly using the financial system to launder the profits of illegal activity such as human trafficking and terrorism. We may be adversely affected if we fail to effectively mitigate the risk that third parties or our employees facilitate, or that our products and services are used to facilitate financial crime. This includes money laundering, terrorist financing and proliferation financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion. Therefore, we are committed to ‘Deter, Detect and Disrupt’ criminality as a core pillar of our anti-financial crime (AFC) strategy. Our AFC strategy is a vehicle for change, initiating new ways of working to deliver this vision. We adopt a risk-based approach in line with UK and international laws and standards, and we target our resources in a proportionate and effective manner at the highest priority risks. We work with government, law enforcement and the private sector to help meet our commitments.

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

FINANCIAL CRIME RISK MANAGEMENT

Risk appetite

Financial Crime risk appetite is the level of risk which we are prepared to accept in carrying out our activities in respect to financial crime risk. This is approved and disseminated across legal entities and businesses, with limits specified to control exposures and activities that have material concentration risk implications for us and the communities we are part of. Our customers and shareholders will be impacted if we do not mitigate the risks of Santander UK being used to facilitate financial crime. We comply with applicable UK law, international sanctions and other regulations and make sure our risk appetite adapts to external events. We have minimal tolerance for residual financial crime risk and zero tolerance for sanctions, and bribery and corruption risk. We also have no appetite for risks associated with employees who do not act with integrity, due diligence or care, or those who breach our policy and regulatory requirements.

Risk measurement

We measure our exposure to financial crime risk regularly. Our anti-financial crime strategy along with frameworks sets the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of the business. It supports senior management in effective risk management and developing a strong risk culture. We screen and risk rate all our customers and monitor activity to identify potential suspicious behaviour. We complete ad-hoc reviews based on key trigger events. Our Financial Intelligence Unit assesses specific types of threat, drawing on data from law enforcement and public authorities.

Risk mitigation

We take a proactive approach to mitigating financial crime risk. Our financial crime risk frameworks are supported by policies and standards which explain the requirements for mitigating money laundering, terrorist financing, sanctions, facilitation of tax evasion and bribery & corruption risks. We update these regularly to ensure they reflect new requirements and industry best practice. We support our colleagues to make sure they can make the right decisions at the right time. We raise awareness and provide role-specific training to build knowledge of emerging risks.

Key elements of our financial crime risk mitigation approach are that we:

–	Complete due diligence of new customers, where we seek to understand their activities and banking needs
–	Complete risk assessments of customers, products, businesses, sectors and geographic risks to tailor our mitigation efforts
–	Ensure all our staff complete mandatory Financial Crime training, supporting specialist training and learning
–	Deploy new systems to better capture, analyse and act on data to mitigate bribery and corruption risks
–

Partner with public authorities, the Home Office and the wider financial services industry to pool expertise and data. We are also involved in partnerships such as the Joint Money Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.

156	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other key risks

Risk monitoring and reporting

We use key risk indicators to monitor our exposure to financial crime risks, and we report all issues in a timely manner. We work closely with subject matter experts across the business on all risk management and monitoring activities alongside more effective communication of policy changes. Regulators around the world continue to emphasise the importance of effective risk culture, personal accountability and the adoption and enforcement of risk-based requirements and adequate internal reporting processes and procedures. We remained focused to enhance our financial crime operating and governance model, to ensure that our control environment evolves at pace, keeping up with new or amended laws, regulations or industry guidance.

We adhere to a strong governance and reporting schedule to our ERCC and Senior Management Committee, including analysis of the risks on the horizon, key risk indicators and a directional indication of the risk profile. Throughout the year, management continued to update the risk committees on management and mitigation of financial crime risks. We have introduced an enhanced set of financial crime risk indicators for effective risk reporting to senior management. We also regularly report to the Board Responsible Banking Committee on financial crime risk, the impact on the business and the actions we are taking to mitigate the risk.

FINANCIAL CRIME RISK REVIEW

2019 compared to 2018

The financial crime landscape continues to be difficult and complex, with geo-political factors and continually evolving criminal methods influencing the risks we face. We continued embedding our anti-financial crime strategy, policies and training across the business in 2019, endorsed by our senior leaders. Our Board has been supporting investment in our anti-financial crime capabilities that deliver key elements of the strategy, from improved systems and controls to increased efficiency through automation, as well as promoting an anti-financial crime culture across the business. We made a £75m investment in financial crime enhancements in 2019 through our ongoing Financial Crime Transformation Programme.

In 2019, we placed a significant focus on driving an anti-financial crime culture across the business. We increased awareness of financial crime through culture focus programmes and encouraged our staff to use their judgement to do the right thing and make responsible decisions. We aim to redefine the way we all think and behave in our day-to-day activities by combating financial crime risk. Our vision is that Deterring, Detecting and Disrupting financial crime is part of our DNA.

Throughout the year, we continued to raise awareness and provide role-specific training to colleagues to build knowledge of emerging risks to support their effective mitigation.

There are four underlying key messages driving our anti-financial crime culture:

–	Collaboration: We must work together across business lines. Tackling financial crime is a common goal
–	Integrity: Act with bravery, integrity and without fear of recrimination
–	Responsibility: We are all liable at both an individual and organisational level
–	Instinct: Trust your instinct. If it feels wrong, it probably is.

Our financial crime control environment is evolving but still needs significant enhancement and investment. Our Financial Crime Transformation Programme delivered improvements across the control environment in 2019 and the foundations of key strategic controls are now in place. Enhancements continue to be made to our Financial Crime control framework, and to key controls including anti-bribery and corruption measures, customer risk assessment, and screening and transaction monitoring.

In 2019, we continued to drive a culture of AFC across the business and with partners. We ran ten events for the UK police’s regional organised crime units to better work with law enforcement to protect customers. We worked closely with law enforcement to develop an education programme to all financial investigators, explaining the way banks identify, investigate and respond to financial crime. These events were facilitated by SME’s from across Financial Crime and Fraud and led to senior managers presenting at the UK’s National Police Chiefs’ conference. This was a first for a bank to deliver such training to a wide audience and has been significantly welcomed. We also held a series of eight AFC Culture roadshows for colleagues across the UK to drive with 510 colleagues attending, of which 96% better understood the AFC Vision and 69% said they would change behavioural change. We enhanced our governance of AFC by launching a Strategy & Policy forum in September covering AFC strategy and policy challenges and developments, anti-money laundering, counter-terrorism financing and sanctions. We also engaged with government and law enforcement stakeholders to shape the reforms that are part of the government’s Economic Crime Plan, which aims to improve the resilience of the UK’s overall defences against financial crime. We continued to work with the with industry and the UK Government to combat financial crime which also helps us further develop our own capabilities. For example, we increased our work with the industry and law enforcement. We ran a targeted campaign with non-profit ‘Stop the Traffik’ to raise branch colleagues’ awareness and capability to identify trafficking in branch staff in a location area at high risk for modern slavery and human trafficking (MSHT). Stop the Traffik also held masterclasses at our anti-financial crime roadshows.

We worked closely with law enforcement to develop an education programme to all financial investigators, explaining the way banks identify, investigate and respond to financial crime. This resulted in SME’s from across Financial Crime and Fraud conducting ten events for across the UK’s Regional Organised Crime Units and then senior managers presenting at the UK’s National Police Chiefs’ conference. This was a first for a bank to deliver such training to a wide audience and has been significantly welcomed.

Our Financial Intelligence Unit (FIU) continues to work closely with the JMLIT. This is a government initiative for public and private partnership between law enforcement and the financial industry to combat high end money laundering and share intelligence.

The FIU received intelligence from the Child Sexual Exploitation Unit via the JMLIT that an organised crime group were facilitating child sexual exploitation in the UK and globally. Financial investigations corroborated the intelligence and showed significant sums of money being transferred via money service bureaus, to enable large scale live-streaming of child sexual abuse.

The FIU worked closely with law enforcement to provide intelligence and analysis of value, enabling a thorough and complete view of members of the organised crime group, which ultimately allowed for timely arrests to be made of the offenders, both in the UK and overseas. Through the intelligence development of the FIU a number of additional suspects were identified and disclosed.

Santander UK Group Holdings plc	157

Annual Report 2019 | Risk review

LEGAL RISK

Legal risk includes the legal consequences of operational risk (such as breach of contract) and operational risk with legal origins (such as a legally defective contract). We manage legal risk as a standalone risk-type to reflect the continued pace and breadth of regulatory change across financial services.

We define legal risk as losses or impacts arising from legal deficiencies in contracts or failure to:

–	Take appropriate measures to protect assets
–	Manage legal disputes appropriately
–	Assess, implement or comply with law or regulation
–	Discharge duties or responsibilities created by law or regulation.

Legal risk management	Description
Risk appetite	We have no appetite to make decisions or operate in a way that leads to legal risk, we apply robust controls to manage these risks. We have a low tolerance for residual legal risk.
Risk measurement	Due to the close links between our legal and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures have a legal risk impact.
Risk mitigation	The Legal team provides specialist advice and support to all business units to ensure we effectively manage legal risk. They help to implement a strong legal risk culture throughout our business using guidelines, policies and procedures and specific support on a product, service, transaction or arrangement basis and decide whether legal advice should be sourced internally or externally.
Risk monitoring and reporting	We have developed our internal legal risk reporting framework to improve the visibility of the Santander UK-wide legal risk profile. We provide regular updates of our key legal risks, issues or breaches, to senior management and the Board through our Legal & Regulatory function. This is in addition to reports issued by the business.

2019 compared to 2018

Our legal risk profile remained broadly stable in 2019, with continued uncertainty relating to Brexit, LIBOR transition risks, the quantum of regulation change applicable to our Retail Banking business and an upward trajectory of PPI-related litigation and ongoing customer remediation issues balancing out the mitigation of existing legal risks we reported in 2018.

We took significant steps throughout 2019 to evolve and embed the legal risk framework across the business. As part of this, we improved our quantitative and qualitative legal risk reporting, legal risk management and accountability.

We also renewed the approved law firm panel in mid-2019, renewing existing contracts and entering into contracts with new specialist firms and legal suppliers in order to diligently manage legal risks. We introduced improved processes to ensure that instructions outside of these panel relationships are on an exceptional basis only and always approved by senior management.

Further, we created a small specialist mortgage panel of law firms and other legal suppliers for secured collections and recoveries work, together with other mortgage related issues such as forfeiture, un-registered charges and professional negligence. The concentration of such issues under a specialist panel mitigates legal risk and increases control and visibility over our processes. This work forms part of a wider collections and recoveries transformation programme which began in 2019 and will continue into 2020.

We also introduced further rigour into the court orders and requests unit, embedding tighter controls, processes and accountability.

STRATEGIC AND BUSINESS RISK

Strategic and business risk could impact our long-term success if it caused our business model to become out of date, ineffective, or inconsistent with our goals. This could arise if we:

–	Have an incomplete picture of our environment, such as the economy, regulation, competitor activity and changes in technology and customer expectations
–	Misjudge our capabilities, or ability to implement our strategy
–	Pursue initiatives like acquisitions that do not fit with our business model or miss opportunities that we could benefit from.

Strategic and business risk management	Description
Risk appetite	We have a low to moderate appetite for strategic and business risk. This limits the risks we are prepared to take to achieve our strategic objectives and is aligned to our balanced, customer-centric business model.
Risk measurement	Our Board and senior management regularly review potential risks with our operations and plans to ensure we stay within our risk appetite.
Risk mitigation	We manage strategic and business risk by having a clear and consistent strategy that takes account of external factors and our own capabilities. We have an effective planning process which ensures we refine, strengthen, and adapt our strategy to reflect changes in the environment and other key risks and opportunities.
Risk monitoring and reporting	We closely track our business environment, including long-term trends that might affect us in the future. As part of this, we report a range of indicators. These include our KPIs as set out in the ‘Strategic report’.

2019 compared to 2018

Our business environment is always changing, and this affects how we do business.

–

Throughout 2019 we experienced persistent uncertainty regarding the outcome of Brexit with a range of possible scenarios, including some which could have an adverse impact on the economy. As the UK’s leading scale challenger, with a resilient balance sheet and a record of consistent profitability, we believe we are well-placed to continue to deliver our strategy during these uncertain times.

–

Competitive pressure remained high in 2019. This was mainly from established players, but new technology-led entrants also made progress and could disrupt the market in the longer term. We expect these trends to continue in 2020, but we believe our customer-focused business model and strategy, and our adaptable and innovative approach, will support our continued success.

–

Our refined priorities are an integral part of Banco Santander’s European strategy announced in April 2019. focusing on customer outcomes, simplify and digitise the business, invest in our people and deliver sustainable returns. For more on this, see the ‘Strategic report’.

158	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other key risks

REPUTATIONAL RISK

Our key reputational risks arise from failures in corporate governance or management, failing to treat our customers fairly, the actual or perceived way we do business, and the sectors and countries we deal with. They also result from how our clients and those who act for us conduct themselves, and how business is conducted in our industry. External factors may also present a risk to us. These can include the macro environment and the performance of the sector. Sustained damage to our reputation could have a material impact on our ability to operate fully. In turn, this could affect our financial performance and prospects. Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Reputational risk management	Description
Risk appetite	We have a low appetite for reputational risk, which is agreed by the Board at least each year. We express it in terms of the risk measures set out below.
Risk measurement	We assess our exposure to reputational risk daily. We base this on expert judgement and analysis of social, print, and broadcast media, and the views of political and market commentators. We also commission independent third parties to analyse our activities and those of our UK peers to identify significant reputational events, or a prolonged decline in our reputation and any sector level or thematic issues that may impact our wider business. We also measure the perception of Santander UK amongst key stakeholder groups through regular interactions and perform annual reviews of staff sentiment. We review our reputation daily through media and political interactions and updates, and through weekly reputation reports from an external supplier.
Risk mitigation	Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product assessments. Our Corporate Communications, Legal and Marketing team helps our business units to mitigate the risk and agree action plans as needed. They do this as part of their role to monitor, build and protect our reputation and brand.
Risk monitoring and reporting	We monitor and report reputational risks and issues on a timely basis. Our Reputational Risk Forum reviews, monitors and escalates to Board level key decisions on reputational risks. It also has regular and ad-hoc meetings to discuss the risks we face. We escalate them to the ERCC and Board Responsible Banking Committee, as needed. Our Corporate Communications, Legal and Marketing team also reports regularly to our Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.

2019 compared to 2018

In 2019 we worked with the business to manage the impact of the UK’s departure from the EU. We developed communications for our customers to advise them how we think Brexit will impact the products and services they enjoy, but also to reassure them of our ongoing commitment to serving the UK.

We also handled the communications issues around the deadline for customers to make PPI claims. The volume of customer interaction slowed down our website and resulted in extended call-waiting times for customers using our contact centre, but we advised media of the steps we were taking to resolve the problem.

In January 2019, we worked with the business to deliver the communication for the restructuring of our branch network. Following a wide-ranging review into how our customers were choosing to do business with us, we announced in March 2019 that we would be closing 140 branches. We handled the communications with affected MPs, Members of the Scottish Parliament and Welsh Assembly members as well as national and local media. We highlighted our commitment to investing in the network, including refurbishing branches and opening a new Work Café in Leeds, as well as the services that customers can access through the Post Office.

Our Reputational Risk Forum continued to meet regularly to discuss our emerging and material risks, bringing together senior representatives from across the business, alongside the use of our formal Reputational Risk Register. This has ensured that reputational risk is a leading consideration with both the ERCC and the Board Responsible Banking Committee. This maintains the visibility and discussion of reputational risk issues at Board level.

MODEL RISK

Our key model risks arise from weaknesses and limitations in our models, or the incorrect use of a model. They include risks stemming from model data, systems, development, performance and governance. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests. Increased regulatory standards influence how we manage model risk. We continue to enhance our governance documentation, align our resources to new, demands and improve our systems to manage and control our activities.

Model risk management	Description
Risk appetite	We express our model risk appetite through risk assessments of our key risk models. The Board is asked to agree this at least each year.
Risk measurement	We consider both the percentage of models that have been independently assessed, and the outcome of those reviews, in how we measure model risk. All models have several assumptions and in general the more limitations we have for those assumptions, the higher the levels of model risk.
Risk mitigation	We mitigate model risk through controls over how we use models throughout their life. We maintain a central model inventory that includes data on owners, uses and model limitations. We assess how important each model is to our business, and we track and resolve actions from independent reviews. We also maintain a clear approval path for new models and updates.
Risk monitoring and reporting	We report model risks and issues using management and control forums. We escalate issues to the ERCC when needed, or if our risk appetite is breached or showing adverse trends that could lead to future issues.

2019 compared to 2018

In addition to our focus on developing new models for IFRS 9 purposes, we performed a self-assessment against the new PRA regulatory policy and supervisory statement on stress test models. The principles are closely aligned to our model risk framework, so we did not need to make any significant changes. We further clarified the roles of Model Owners and Model Users and enhanced our Model Risk Appetite with more performance indicators. We maintain a risk-based approach to management and control. For example, we focus independent model reviews on our more material models, such as those for credit losses, or those with specific regulatory standards defined.

The redevelopment of the suite of regulatory capital models to account for new regulations is a key model project for the Bank. This focuses on several different regulations across both the PRA and ECB including the Hybrid Philosophy for Secured Residential Real Estate and the new Definition of Default requirements. The majority of work for this is expected to complete in 2020 and will then be subject to regulatory review

Santander UK Group Holdings plc	159

Annual Report 2019 | Financial review

Financial review

Critical factors affecting results

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

Contents
Income statement review	161
Summarised Consolidated Income Statement	161
Profit before tax by segment	162
Balance sheet review	163
Summarised Consolidated Balance Sheet	163
Customer balances	165
Cash flows	166
Summarised Consolidated Cash Flow Statement	166
Capital and funding	167
Liquidity	167
Selected financial data	168

160	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	2019 £m	2018(2) £m
Net interest income	3,295	3,606
Non-interest income(1)	875	937
Total operating income	4,170	4,543
Operating expenses before credit impairment losses, provisions and charges	(2,526)	(2,563)
Credit impairment losses	(220)	(153)
Provisions for other liabilities and charges	(443)	(260)
Total operating credit impairment losses, provisions and charges	(663)	(413)
Profit before tax	981	1,567
Tax on profit	(272)	(403)
Profit after tax	709	1,164
Attributable to:
Equity holders of the parent	672	1,125
Non-controlling interests	37	39
Profit after tax	709	1,164

(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.
(3)

Non-IFRS measure financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £319m in 2019 and £140m in 2018. See ‘Alternative Performance Measures’ for details and reconciliation to the nearest IFRS measure.

A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.

2019 compared to 2018

Profit before tax was down 37% to £981m and adjusted profit(3) before tax was down 24% to £1,300m due to the factors outlined below. By income statement line item, the movements were:

–	Net interest income was down 9%, largely impacted by mortgage back book pressure and £3.9bn of SVR attrition (2018: £4.9bn).
–	Non-interest income was down 7%, largely due to £58m of ring-fencing perimeter changes in 2018, partially offset by £15m additional Vocalink consideration received in Q2 2019.

When adjusted for these items and £103m (2018: £63m) of operating lease depreciation(4), non-interest income(3) was down 7%, largely due to the closure of trading businesses following ring-fencing implementation.

–

Operating expenses before credit impairment losses, provisions and charges were down 1%, with the absence of £48m of ring-fencing perimeter changes, £40m of GMP equalisation costs and £38m of Banking Reform costs all incurred in 2018. This was partially offset by £50m(5) transformation costs in 2019 and £40m higher operating lease depreciation.

When adjusted for these items, operating expenses(3) were flat as higher depreciation costs and inflationary pressures were offset by lower staff costs and efficiency savings.
–	Credit impairment losses were up 44% to £220m, largely due to lower mortgage releases as well as a few single name corporate exposures.
–

Provisions for other liabilities and charges were up £183m to £443m, largely due to additional PPI provisions of £169m and £105m of transformation programme charges(5) (predominantly restructuring costs) as well as an additional £10m other provision charge in 2019 pertaining to our retail credit business operations. Other adjustments to provisions amounted to £80m in 2018.

When adjusted for these items, provisions(3) were down £21m, which was the net effect of a number of items, most notably the release of property provisions.

The £169m charged in respect of PPI comprised:

–

In Q219 we reported an additional provision of £70m reflecting an increase in PPI claim volumes, additional industry activities and having considered guidance provided by the FCA and our specific approach to PPI claims, in advance of the PPI claims deadline on 29 August 2019.

–

In Q3 2019, and in line with industry experience, we received unprecedented volumes of information requests in August 2019 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline. Our best estimate of the additional provision required was £99m.

–	Tax on profit decreased £131m to £272m, as a result of lower taxable profits in 2019, partially offset by the tax effect of additional PPI remediation charges which are not tax deductible.

Please refer to the Financial review section of our Annual Report on Form 20-F for the year ended 31 December 2018 for a comparative discussion of 2018 financial results compared to 2017.

(4)

In Q4 2019 we made a new adjustment for operating lease depreciation relating to our consumer (auto) finance business which is included in adjusted non-interest income and excluded from adjusted operating expenses (2019: £103m, 2018: £63m). See ‘Alternative Performance Measures’ for details.

(5)	Transformation programme investment of £155m, of which £50m is operating expenses and £105m is provisions for other liabilities and charges.

Santander UK Group Holdings plc	161

Annual Report 2019 | Financial review

PROFIT BEFORE TAX BY SEGMENT

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented.

2019	Retail Banking £m	Corporate & Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	2,876	359	63	(3)	3,295
Non-interest income/(expense)(1)	698	78	112	(13)	875
Total operating income/(expense)	3,574	437	175	(16)	4,170
Operating expenses before credit impairment losses, provisions and charges	(1,994)	(264)	(171)	(97)	(2,526)
Credit impairment losses	(160)	(37)	(22)	(1)	(220)
Provisions for other liabilities and charges	(292)	(20)	(17)	(114)	(443)
Total operating credit impairment losses, provisions and charges	(452)	(57)	(39)	(115)	(663)
Profit/(loss) before tax	1,128	116	(35)	(228)	981

2018(2)
Net interest income	3,126	403	69	8	3,606
Non-interest income(1)	638	82	183	34	937
Total operating income	3,764	485	252	42	4,543
Operating expenses before credit impairment losses, provisions and charges	(1,929)	(258)	(250)	(126)	(2,563)
Credit impairment (losses)/releases	(124)	(23)	(14)	8	(153)
Provisions for other liabilities and charges	(230)	(14)	(8)	(8)	(260)
Total operating credit impairment losses, provisions and (charges)/releases	(354)	(37)	(22)	–	(413)
Profit/(loss) before tax	1,481	190	(20)	(84)	1,567

(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)	Restated to reflect the resegmentation of our short term markets business to Corporate Centre as described in Note 2 to the Consolidated Financial Statements.

2019 compared to 2018

–

For Retail Banking, profit before tax decreased, largely due to pressure from the mortgage back book, including £3.9bn of SVR attrition as well as additional PPI provision charges and lower credit impairment releases. Higher operating lease volumes and a change in accounting treatment(3) of residual value risk resulted in increased non-interest income, partially offset by higher depreciation in operating expenses.

–

For Corporate & Commercial Banking, profit before tax reduced 39%, largely due to lower net interest income following the 2018 and 2019 significant risk transfer (SRT) securitisations. Credit impairment losses increased as a result of single name exposures and lower write-backs.

–

For Corporate & Investment Banking, loss before tax increased to £35m driven by the 2018 changes in the statutory perimeter, following the transfers of activities to Banco Santander London Branch as part of ring-fencing implementation as well as higher credit impairment losses due to single name exposures.

–

For Corporate Centre, loss before tax increased. This was largely due to £155m transformation programme investment including £105m reported as provisions for other liabilities and charges and £50m reported as operating expenses. In addition, yields on non-core assets were lower in 2019 and non-interest income was impacted by the closure of trading businesses, while operating expenses related to Banking Reform and GMP equalisation in 2018 were not repeated.

(3)

In 2019, our accounting treatment for residual value (RV) risk changed. This resulted in a £24m reversal of RV provisions recognised in other income (of which £22m relates to charges taken in prior periods) which was partially offset by £7.5m accelerated depreciation of the underlying asset (prior periods: £2.3m).

162	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Balance sheet review

SUMMARISED CONSOLIDATED BALANCE SHEET

	2019 £m	2018 £m
Assets
Cash and balances at central banks	26,395	24,180
Financial assets at fair value through profit or loss	4,336	11,458
Financial assets at amortised cost	240,773	233,489
Financial assets at fair value through other comprehensive income	9,747	13,302
Interest in other entities	117	88
Property, plant and equipment	1,971	1,835
Retirement benefit assets	670	842
Tax, intangibles and other assets	4,479	4,187
Total assets	288,488	289,381
Liabilities
Financial liabilities at fair value through profit or loss	3,422	7,880
Financial liabilities at amortised cost	265,350	261,933
Retirement benefit obligations	280	115
Tax, other liabilities and provisions	3,095	3,233
Total liabilities	272,147	273,161
Equity
Total shareholders’ equity	15,946	15,820
Non-controlling interests	395	400
Total equity	16,341	16,220
Total liabilities and equity	288,488	289,381

A more detailed Consolidated Balance Sheet is contained in the Consolidated Financial Statements.

2019 compared to 2018

Assets

Cash and balances at central banks

Cash and balances at central banks increased by 9% to £26,395m at 31 December 2019 (2018: £24,180m). This was driven by cash inflows generated from profits in the year, higher customer deposits and the net disposal of certain asset backed securities, offset by additional retail lending and net cash outflows relating to debt securities in issue.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss decreased by 62% to £4,336m at 31 December 2019 (2018: £11,458m), mainly due to:

–

£2.1bn of senior tranches of credit linked notes, which were previously classified as other financial assets at fair value through profit or loss, are now presented on a net basis as a result of changes to legal agreements. For more information see Note 12 to the Consolidated Financial Statements.

–	The maturity of non-trading reverse repurchase agreements held at FVTPL, which totalled £2.3bn at 31 December 2018.

Financial assets at amortised cost:

Financial assets at amortised cost increased by 3% to £240,773m at 31 December 2019 (2018: £233,489m), mainly due to:

–

An increase in customer loans, with mortgage lending in Retail Banking up £7.4bn. This was partially offset by a reduction in corporate lending which included managed reductions in Commercial Real Estate of £1.1bn.

–

Reverse repurchase agreements – non trading increasing by £2.5bn, reflecting the classification of all new non-trading reverse repurchase agreements at amortised cost in line with our ring-fenced model and as part of normal liquidity risk management.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income decreased by 27% to £9,747m at 31 December 2019 (2018: £13,302m) mainly due to the disposal of certain asset backed securities as part of normal liquid asset portfolio management.

Property, plant and equipment

Property, plant and equipment increased by 7% to £1,971m at 31 December 2019 (2018: £1,835m) mainly due to an increase in operating lease assets and the recognition of right-of-use assets following the adoption of IFRS 16 on 1 January 2019.

Retirement benefit assets

Retirement benefit assets decreased by 20% to £670m at 31 December 2019 (2018: £842m), reflecting a decrease in the overall accounting surplus of the Santander (UK) Group Pension Scheme (the Scheme). This was mainly due to a decrease in corporate bond yields, resulting in a higher value being placed on the liabilities in the Scheme. This was partially offset by asset growth, mainly driven by the decrease in corporate bond yields.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 7% to £4,479m at 31 December 2019 (2018: £4,187m), mainly due to an increase in the carrying value of the macro hedge of interest rate risk.

Santander UK Group Holdings plc	163

Annual Report 2019 | Financial review

Liabilities

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss decreased by 57% to £3,422m at 31 December 2019 (2018: £7,880m), mainly due to:

–

£2.1bn of cash deposits, which were previously classified as other financial liabilities at fair value through profit or loss, are now presented on a net basis as a result of changes to legal agreements. For more information see Note 21 to the Consolidated Financial Statements.

–	The maturity of non-trading repurchase agreements held at FVTPL, which totalled £2.1bn at 31 December 2018.

Financial liabilities at amortised cost

Financial liabilities at amortised cost increased by 1% to £265,350m at 31 December 2019 (2018: £261,933m). This was mainly due to:

–

Repurchase agreements – non trading increasing by £7.4bn reflecting the classification of all new non-trading repurchase agreements at amortised cost in line with our ring-fenced model and as part of normal liquidity risk management.

–

An increase in customer deposits, with £3.0bn growth in Retail Banking supported by a successful ISA campaign and 1I2I3 Business Current Account inflows. Corporate deposits also increased as we focused on building strong customer relationships.

–	Deposits by banks decreasing by £3.5bn due to a reduction in time deposits with other banks, including deposits placed with Banco Santander, and lower balances held as cash collateral.
–

Debt securities in issue decreasing by £5.7bn, reflecting maturities in the period, partially offset by covered bond issuances of £1bn in February 2019, €1bn in May 2019 and £1bn in November 2019, along with a senior unsecured issuance of $1bn in June 2019.

Retirement benefit obligations

Retirement benefit obligations increased by 143% to £280m at 31 December 2019 (2018: £115m), reflecting a decrease in the overall accounting surplus of the Scheme. This was mainly due to a decrease in corporate bond yields, resulting in a higher value being placed on the liabilities in the Scheme. This was partially offset by asset growth, mainly driven by the decrease in corporate bond yields.

Tax, other liabilities and provisions

Tax, other liabilities and provisions decreased by 4% to £3,095m at 31 December 2019 (2018: £3,233m) mainly due to changes in unsettled financial transactions as well as tax balances.

Equity

Total shareholders’ equity

Total shareholders’ equity increased by 1% to £15,946m at 31 December 2019 (2018: £15,820m). This was principally due to the profit after tax for the year and a net increase in other equity instruments being offset by downward defined benefit pension remeasurements and dividend payments.

164	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CUSTOMER BALANCES

Consolidated

	2019 £bn	2018 £bn
Customer loans	205.3	199.9
Other assets	83.2	89.5
Total assets	288.5	289.4
Customer deposits	177.8	172.1
Total wholesale funding	65.3	70.9
Other liabilities	29.1	30.2
Total liabilities	272.2	273.2
Shareholders’ equity	15.9	15.8
Non-controlling interest	0.4	0.4
Total liabilities and equity	288.5	289.4

Further analyses of credit risk on customer loans, and on our funding strategy, are included in the Credit risk and Liquidity risk sections of the Risk review.

2019 compared to 2018

–	Customer loans increased £5.4bn, with mortgage lending in Retail Banking up £7.4bn. This was partially offset by a reduction in corporate lending which included managed reductions in CRE of £1.1bn.
–

Customer deposits increased £5.7bn, with £3.0bn growth in Retail Banking supported by a successful ISA campaign and 1I2I3 Business Current Account inflows. Corporate deposits also increased as we focused on building strong customer relationships.

Retail Banking

	2019 £bn	2018 £bn
Mortgages	165.4	158.0
Business banking	1.8	1.8
Consumer (auto) finance	7.7	7.3
Other unsecured lending	5.5	5.7
Customer loans	180.4	172.8
Current accounts	68.7	68.4
Savings	57.2	56.0
Business banking accounts	12.9	11.9
Other retail products	6.3	5.8
Customer deposits	145.1	142.1

Corporate & Commercial Banking

	2019 £bn	2018 £bn
Non-Commercial Real Estate trading businesses	11.2	11.5
Commercial Real Estate	5.1	6.2
Customer loans	16.3	17.7
Customer deposits	18.2	17.6

Corporate & Investment Banking

	2019 £bn	2018 £bn
Customer loans	4.1	4.6
Customer deposits	6.1	4.8

Corporate Centre

	2019 £bn	2018 £bn
Social Housing	3.6	3.8
Crown Dependencies (Isle of Man and Jersey)	0.3	0.3
Non-core	0.6	0.7
Customer loans	4.5	4.8

Customer deposits	8.4	7.6
– of which Crown Dependencies	6.1	4.8

Santander UK Group Holdings plc	165

Annual Report 2019 | Financial review

Cash flows

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2019 £m	2018 £m
Net cash flows from operating activities	3,523	(13,182)
Net cash flows from investing activities	2,885	(3,925)
Net cash flows from financing activities	(4,091)	5,687
Change in cash and cash equivalents	2,317	(11,420)

A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.

The major activities and transactions that affected cash flows during 2019 and 2018 were as follows:

In 2019, the net cash inflows from operating activities of £3,523m resulted from net cash inflows generated from profits in the year and higher customer deposits, offset by additional retail lending. The net cash inflows from investing activities of £2,885m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash outflows from financing activities mainly reflected net cash outflows relating to debt securities in issue. These resulted in cash and cash equivalents increasing by £2,317m in the year.

In 2018, the net cash outflows from operating activities of £13,182m resulted from net cash outflows relating to trading and derivative assets and liabilities. The net cash outflows from investing activities of £3,925m mainly reflected purchases of financial investments in the year as part of normal liquidity management. The net cash inflows from financing activities of £5,687m reflected the net inflows from debt securities following the pre-funding of our 2019 requirements. This was offset by payments of dividends on ordinary shares, preference shares, other equity instruments and non-controlling interests. Cash and cash equivalents decreased by £11,420m principally from the decrease in cash held at central banks.

166	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Capital and funding

	2019 £bn	2018 £bn
Capital and leverage
CET1 capital	10.4	10.4
Total qualifying regulatory capital	15.8	15.0
CET1 capital ratio	14.3%	13.2%
Total capital ratio	21.6%	19.1%
UK leverage ratio	4.7%	4.5%
RWAs	73.2	78.8
– of which Retail Banking(1)	49.0	47.9
– of which Corporate & Commercial Banking	12.5	17.0
– of which Corporate & Investment Banking(1)	4.9	6.9
– of which Corporate Centre(1)	6.8	7.0
Funding
Total wholesale funding	67.8	73.2
– of which with a residual maturity of less than one year	22.5	16.8

(1)

Segmental RWAs for 2018 have been restated to reflect the transfer of our short term markets activity from CIB to Corporate Centre and the reallocation of an equity stake in a joint venture from Corporate Centre to Retail Banking.

Further analysis of capital and funding is included in the Capital risk and Liquidity risk sections of the Risk review.

2019 compared to 2018

–	CET1 capital was stable at £10.4bn, with ongoing capital accretion through profits retained after dividend payment, offset by market-driven pension movements.
–

RWAs reduced largely as a result of SRT securitisations and lower corporate lending as we continue to focus on risk-weighted returns. This was partially offset by increased RWAs in Retail Banking in line with mortgage lending growth.

–	CET1 capital ratio increased 110bps to 14.3%, through active RWA management. UK leverage ratio increased 20bps to 4.7%.
–

Total wholesale funding decreased, reflecting maturities in the period, partially offset by covered bond issuances of £1bn in February 2019, €1bn in May 2019 and £1bn in November 2019, along with senior unsecured issuance of $1bn in June 2019. In August 2019, we increased our AT1 outstanding by £200m via the issuance of a new £500m 6.3% AT1 to Banco Santander and the repurchase of the £300m 7.6% AT1 from Banco Santander.

Liquidity

	2019 £bn	2018 £bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	142%	164%
LCR eligible liquidity pool	42.0	54.1
Santander Financial Services (SFS)
LCR	471%	–
LCR eligible liquidity pool	5.7	–

Further analysis of liquidity is included in the Liquidity risk section of the Risk review.

2019 compared to 2018

–	While LCR remains high at 142%, it is lower than 2018 reflecting reduced uncertainty.
–

The RFB DoLSub LCR and LCR eligible liquidity pool both decreased following the transfer of our Isle of Man and Jersey businesses (Crown Dependencies) into SFS in 2018 as part of ring-fencing implementation.

–	SFS liquidity benefited from £6.1bn of deposits in our Crown Dependencies business, which increased £1.3bn in 2019 in preparation for the planned transfer of some RFB assets to SFS in 2020.

Santander UK Group Holdings plc	167

Annual Report 2019 | Financial review

Selected financial data

The financial information set forth below for the years ended 31 December 2019, 2018 and 2017 and at 31 December 2019 and 2018 has been derived from the audited Consolidated Financial Statements of Santander UK Group Holdings plc (the Company) and its subsidiaries (together, the Santander UK group) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Consolidated Financial Statements and the Notes thereto.

BALANCE SHEETS

	2019(1) £m	2018(2,3) £m	2017 £m	2016 £m	2015 £m
Assets
Cash and balances at central banks	26,395	24,180	32,771	17,107	16,842
Financial assets at fair value through profit or loss	4,336	11,458	52,593	57,646	47,270
Financial assets at amortised cost	240,773	233,489	205,412	204,085	201,594
Financial assets at fair value through other comprehensive income	9,747	13,302
Financial investments			17,611	17,466	9,064
Interests in other entities	117	88	73	61	48
Intangible assets	1,776	1,814	1,742	1,685	1,600
Property, plant and equipment	1,971	1,835	1,598	1,491	1,597
Current tax assets	186	106	–	–	51
Retirement benefit assets	670	842	449	398	556
Other assets	2,517	2,267	2,511	2,571	2,156
Total assets	288,488	289,381	314,760	302,510	280,778
Liabilities
Financial liabilities at fair value through profit or loss	3,422	7,880	51,037	41,103	36,246
Financial liabilities at amortised cost	265,350	261,933	243,858	241,590	225,852
Other liabilities	2,373	2,507	2,728	3,221	2,445
Provisions	577	515	558	700	870
Current tax liabilities	–	–	3	53	1
Deferred tax liabilities	145	211	88	128	223
Retirement benefit obligations	280	115	286	262	110
Total liabilities	272,147	273,161	298,558	287,057	265,747
Equity
Total shareholders’ equity	15,946	15,820	15,801	15,054	14,640
Non-controlling interests	395	400	401	399	391
Total equity	16,341	16,220	16,202	15,453	15,031
Total liabilities and equity	288,488	289,381	314,760	302,510	280,778

(1)	On 1 January 2019, the Santander UK group adopted IFRS 16 (2015-2018: IAS 17).
(2)	On 1 January 2018, the Santander UK group adopted IFRS 9 (2015-2017: IAS 39).
(3)	In 2018, the Santander UK group completed the implementation of its ring-fencing plans.

INCOME STATEMENTS

	2019(1) £m	2018(2,3,4) £m	2017(2) £m	2016 £m	2015 £m
Net interest income	3,295	3,606	3,803	3,582	3,575
Net fee and commission income	689	749	807	770	715
Net trading and other income	186	188	302	443	283
Total operating income	4,170	4,543	4,912	4,795	4,573
Operating expenses before credit impairment losses, provisions and charges	(2,526)	(2,563)	(2,502)	(2,417)	(2,403)
Credit impairment losses	(220)	(153)	(203)	(67)	(66)
Provisions for other liabilities and charges	(443)	(260)	(393)	(397)	(762)
Total operating credit impairment losses, provisions and charges	(663)	(413)	(596)	(464)	(828)
Profit before tax	981	1,567	1,814	1,914	1,342
Tax on profit	(272)	(403)	(514)	(597)	(380)
Profit after tax	709	1,164	1,300	1,317	962

(1)	On 1 January 2019, the Santander UK group adopted IFRS 16 (2015-2018: IAS 17).
(2)	Adjusted to reflect amendment to IAS 12, as described in Note 1 to the Consolidated Financial Statements.
(3)	On 1 January 2018, the Santander UK group adopted IFRS 9 (2015-2017: IAS 39).
(4)	In 2018, the Santander UK group completed the implementation of its ring-fencing plans.

168	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

ALTERNATIVE PERFORMANCE MEASURES (APMs)

In addition to the financial information prepared under IFRS, this Annual Report contains financial measures that constitute APMs, as defined in US Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines. The financial measures contained in this Annual Report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.

We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

Adjusted APMs

A description of the Santander UK group’s adjusted APMs, the reasons why management feel they provide useful information and their calculation are set out below.

Adjusted APM	Description and calculation
Adjusted net interest income	Net interest income adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.
Adjusted non-interest income	Non-interest income adjusted for items management believe to be significant, to facilitate underlying operating performance and cost-to-income comparisons from period to period.
Adjusted operating expenses before credit impairment losses, provisions and charges	Operating expenses before credit impairment losses, provisions and charges adjusted for items management believe to be significant, to facilitate underlying operating performance and cost-to-income comparisons from period to period.
Adjusted provisions for other liabilities and charges	Provisions for other liabilities and charges adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.
Adjusted profit before tax	Profit before tax adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.
Adjusted cost-to-income ratio	Adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.
Adjusted Return on Tangible equity (RoTE)	Adjusted profit before tax, less tax on profit, attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

Reconciliation of adjusted APMs to nearest IFRS measure

a) Adjusted profit metrics

	2019 £m	2018 £m
Net interest income
Reported	3,295	3,606
Adjusted for ring-fencing perimeter changes	–	(8)
Adjusted	3,295	3,598

Non-interest income
Reported	875	937
Adjust for ring-fencing perimeter changes	–	(58)
Adjust for Vocalink Holdings Limited shareholding	(15)	–
Adjust for operating lease depreciation	(103)	(63)
Adjusted	757	816

Operating expenses before credit impairment losses, provisions and charges
Reported	(2,526)	(2,563)
Adjust for Banking Reform costs	–	38
Adjust for GMP equalisation costs	–	40
Adjust for transformation costs	50	–
Adjust for ring-fencing perimeter changes	–	48
Adjust for operating lease depreciation	103	63
Adjusted	(2,373)	(2,374)

Provisions for other liabilities and charges
Reported	(443)	(260)
Adjust for transformation charge	105	–
Adjust for PPI provision charge	169	–
Adjust for other conduct provision release	–	(11)
Adjust for other provision charges	10	91
Adjusted	(159)	(180)

Profit before tax
Reported	981	1,567
Specific income, expenses and charges	319	140
Adjusted profit before tax	1,300	1,707

Santander UK Group Holdings plc	169

Annual Report 2019 | Financial review

The financial results for 2019 and 2018 were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £319m in 2019 and £140m in 2018. The specific income, expenses and charges are outlined below:

–	Ring-fencing perimeter changes

As part of our ring-fencing implementation programme, in July 2018 we transferred £1.4bn of customer loans, £21.5bn of other assets and £20.7bn of liabilities from Santander UK to Banco Santander London Branch. The associated income and costs related to the businesses transferred amounted to a net profit before tax of £18m in 2018.

–	Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold a majority of the shares in Vocalink Holdings Limited to Mastercard in 2017. Under the terms of the sale agreement, we retained a shareholding of 0.775%. In respect of the shares we sold in 2017, we were entitled to receive additional consideration where Vocalink’s 2018 earnings performance exceeded an agreed amount and in June 2019 we received additional consideration of £15m.

–	Operating lease depreciation

In Q4 2019 we began to adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with growing business volumes largely in consumer (auto) finance.

–	Banking Reform costs

These 2018 costs of £38m related to a multi-year investment needed to comply with the Banking Reform Act implemented on 1 January 2019.

–	GMP equalisation costs

On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to guaranteed minimum pension (GMP) and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and is based on a number of assumptions and the actual impact may be different.

–	Transformation costs and charges

Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets. Q1 2019 charges largely related to restructuring of our branch network. Further charges in Q2 2019 were largely associated with the announced plans to reshape our Corporate & Commercial Banking business.

–	PPI

We have been closely involved in the additional industry activities to support the regulatory time-bar for claims and orderly closure of the FCA remediation campaign. We made an additional provision of £70m in Q2 2019 reflecting an increase of claims volumes and additional industry activities and having considered guidance provided by the FCA and our specific approach to PPI claims, in advance of the PPI claims deadline on 29 August 2019. In Q3 2019, and in line with industry experience, we received unprecedented volumes of information requests in August 2019 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline. Our best estimate of the additional provision required was £99m.

–	Other conduct provision release

Provisions for other liabilities and charges in 2018 included a release of £11m in the second quarter or 2018 relating to provisions for the sale of interest rate derivatives, following ongoing reviews regarding the regulatory classification of certain customers eligible for redress.

–	Other provision charges

In Q4 2019 we made a £10m provision in relation to our consumer credit business operations. This follows a £58m charge in Q4 2018 (included in the total adjustment of £91m).

b) Adjusted cost-to-income ratio

Adjusted cost-to-income ratio is a new KPI in 2019 and an adjusted APM. We consider this useful for management and investors as an efficiency measure to capture the amount spent to generate income. In the low rate environment, we are focused on costs as we invest in our multi-year transformation programme to improve returns going forward.

	2019 £m	2018 £m
Adjusted net interest income	3,295	3,598
Adjusted non-interest income	757	816
Adjusted total operating income	4,052	4,414
Adjusted operating expenses before credit impairment losses, provisions and charges	(2,373)	(2,374)

Adjusted cost-to-income ratio	59%	54%
Cost-to-income ratio	61%	56%

170	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

c) Adjusted RoTE

We changed the calculation of adjusted RoTE in 2019 and it now includes the adjustments to profit described above, for all periods presented. We consider this adjusted measure useful for management and investors as we focus on improving returns through our multi-year transformation programme.

		Specific income,	As adjusted

		expenses and

		charges

2019	£m	£m	£m
Profit after tax	709	270	979
Less non-controlling interests of annual profit	(37)		(37)
Profit due to equity holders of the parent (A)	672		942

		Equity	As adjusted

		adjustments

2019	£m	£m	£m
Average shareholders’ equity	16,281
Less average AT1 securities	(2,141)
Less average non-controlling interests	(398)
Average ordinary shareholders’ equity (B)	13,742
Average goodwill and intangible assets	(1,795)
Average tangible equity (C)	11,947	68	12,015

Return on ordinary shareholders’ equity (A/B)	4.9%		–
Adjusted RoTE (A/C)	–		7.8%

		Specific income,	As adjusted

		expenses and

		charges

2018	£m	£m	£m
Profit after tax	1,164	107	1,271
Less non-controlling interests of annual profit	(39)		(39)
Profit due to equity holders of the parent (A)	1,125		1,232

		Equity	As adjusted

		adjustments

2018	£m	£m	£m
Average shareholders’ equity	16,211
Less average AT1 securities	(2,041)
Less average non-controlling interests	(401)
Average ordinary shareholders’ equity (B)	13,769
Average goodwill and intangible assets	(1,778)
Average tangible equity (C)	11,991	37	12,028

Return on ordinary shareholders’ equity (A/B)	8.2%		–
Adjusted RoTE (A/C)	–		10.2%

–	Specific income, expenses, charges

Details of these items are outlined on the previous page with a total impact on profit before tax of £319m. The tax on these items is c£49m (PPI remediation charges are not deductible for corporation tax) and profit after tax on these items is £270m.

–	Equity adjustments

These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Management does not assess forward-looking ‘Return on ordinary shareholders’ equity (ROE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS Adjusted RoTE targets for the medium term to an equivalent IFRS measure for ROE is not available without unreasonable efforts.

Measures no longer considered to be APMs

In 2018, CRE lending and lending to non-CRE trading businesses measures were presented which excluded the impact of transfers of customer loans to Banco Santander London Branch. These measures were adjusted APMs. The transfers related to ring-fence implementation and were completed in Q318 as outlined in our Q418 results. No adjustments were made in 2019 and these measures are therefore no longer APMs. In addition, in 2018 the Dividend payout ratio was presented excluding the interim dividend payment of £668m in the third quarter of 2018, associated with the ring-fence transfers. This measure was an adjusted APM. No adjustments were made in 2019 and this measure is no longer an APM.

Santander UK Group Holdings plc	171

Annual Report 2019 | Financial statements

Financial statements

172	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Audit report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Santander UK Group Holdings plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Santander UK Group Holdings plc and its subsidiaries (the “Company”) as of 31 December 2019 and 2018, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement, and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and with International Financial Reporting Standards as adopted by the European Union.

Changes in Accounting Principles

As discussed in Note 1 to the consolidated financial statements, in 2019 the company changed the manner in which it accounts for leases and in which it accounts for tax on dividends received on financial instruments classified as equity and in 2018 the manner in which it accounts for financial instruments.

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

/s/ PricewaterhouseCoopers LLP

London, UK

10 March 2020

We have served as the Company’s auditors since 2016.

Santander UK Group Holdings plc	173

Annual Report 2019 | Financial statements

This page left intentionally blank

174	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Audit report

This page left intentionally blank

Santander UK Group Holdings plc	175

Annual Report 2019 | Financial statements

This page left intentionally blank

176	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Audit report

This page left intentionally blank

Santander UK Group Holdings plc	177

Annual Report 2019 | Financial statements

This page left intentionally blank

178	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Audit report

This page left intentionally blank

Santander UK Group Holdings plc	179

Annual Report 2019 | Financial statements

Consolidated Income Statement

For the years ended 31 December

	Notes	2019 £m	2018(1) £m	2017(1) £m
Interest and similar income	3	5,972	6,072	5,905
Interest expense and similar charges	3	(2,677)	(2,466)	(2,102)
Net interest income		3,295	3,606	3,803
Fee and commission income	4	1,117	1,170	1,222
Fee and commission expense	4	(428)	(421)	(415)
Net fee and commission income		689	749	807
Net trading and other income	5	186	188	302
Total operating income		4,170	4,543	4,912
Operating expenses before credit impairment losses, provisions and charges	6	(2,526)	(2,563)	(2,502)
Credit impairment losses	8	(220)	(153)	(203)
Provisions for other liabilities and charges	8	(443)	(260)	(393)
Total operating credit impairment losses, provisions and charges		(663)	(413)	(596)
Profit before tax		981	1,567	1,814
Tax on profit	9	(272)	(403)	(514)
Profit after tax		709	1,164	1,300

Attributable to:
Equity holders of the parent		672	1,125	1,261
Non-controlling interests	32	37	39	39
Profit after tax		709	1,164	1,300

(1)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

180	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Primary financial statements

Consolidated Statement of Comprehensive Income

For the years ended 31 December

	2019 £m	2018(2) £m	2017(2) £m
Profit after tax	709	1,164	1,300
Other comprehensive income:
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Available-for-sale securities(1)
– Change in fair value			80
– Income statement transfers			(54)
– Taxation			(6)
			20
Movement in fair value reserve (debt instruments):(1)
– Change in fair value	147	(74)
– Income statement transfers	(147)	21
– Taxation	–	14
	–	(39)
Cash flow hedges:
– Effective portion of changes in fair value	(864)	788	(238)
– Income statement transfers	1,021	(751)	(94)
– Taxation	(40)	(14)	89
	117	23	(243)
Currency translation on foreign operations	(3)	–	–
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently	114	(16)	(223)
Other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
– Change in fair value	(523)	469	(103)
– Taxation	131	(117)	26
	(392)	352	(77)
Own credit adjustment:
– Change in fair value	(77)	84	(29)
– Taxation	19	(21)	7
	(58)	63	(22)
Net other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently	(450)	415	(99)
Total other comprehensive (expense)/income net of tax	(336)	399	(322)
Total comprehensive income	373	1,563	978

Attributable to:
Equity holders of the parent	334	1,524	939
Non-controlling interests	39	39	39
Total comprehensive income	373	1,563	978

(1)	Following the adoption of IFRS 9, a fair value reserve was introduced to replace the available-for-sale reserve.
(2)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc	181

Annual Report 2019 | Financial statements

Consolidated Balance Sheet

At 31 December

	Notes	2019 £m	2018 £m
Assets
Cash and balances at central banks		26,395	24,180
Financial assets at fair value through profit or loss:
– Derivative financial instruments	11	3,363	5,321
– Other financial assets at fair value through profit or loss	12	973	6,137
Financial assets at amortised cost:
– Loans and advances to customers	13	207,498	201,619
– Loans and advances to banks		2,583	3,515
– Reverse repurchase agreements – non trading	16	23,636	21,127
– Other financial assets at amortised cost	17	7,056	7,228
Financial assets at fair value through other comprehensive income	18	9,747	13,302
Interests in other entities	19	117	88
Intangible assets	20	1,776	1,814
Property, plant and equipment		1,971	1,835
Current tax assets	9	186	106
Retirement benefit assets	28	670	842
Other assets		2,517	2,267
Total assets		288,488	289,381
Liabilities
Financial liabilities at fair value through profit or loss:
– Derivative financial instruments	11	1,709	1,594
– Other financial liabilities at fair value through profit or loss	21	1,713	6,286
Financial liabilities at amortised cost:
– Deposits by customers	22	179,006	173,692
– Deposits by banks	23	14,359	17,824
– Repurchase agreements – non trading	24	18,286	10,910
– Debt securities in issue	25	50,171	55,906
– Subordinated liabilities	26	3,528	3,601
Other liabilities		2,373	2,507
Provisions	27	577	515
Deferred tax liabilities	9	145	211
Retirement benefit obligations	28	280	115
Total liabilities		272,147	273,161
Equity
Share capital	30	7,060	7,060
Other equity instruments	31	2,241	2,041
Retained earnings		6,251	6,439
Other reserves		394	280
Total shareholders’ equity		15,946	15,820
Non-controlling interests	32	395	400
Total equity		16,341	16,220
Total liabilities and equity		288,488	289,381

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

The Financial Statements were approved and authorised for issue by the Board on 2 March 2020 and signed on its behalf by:

Nathan Bostock	Madhukar Dayal
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

182	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Primary financial statements

Consolidated Cash Flow Statement

For the years ended 31 December

	2019 £m	2018(1) £m	2017(1) £m
Cash flows from operating activities
Profit after tax	709	1,164	1,300

Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation	545	378	354
– Provisions for other liabilities and charges	443	260	393
– Impairment losses	238	189	257
– Corporation tax charge	272	403	514
– Other non-cash items	(345)	(68)	(218)
– Pension charge for defined benefit pension schemes	35	81	32
	1,188	1,243	1,332
Net change in operating assets and liabilities:
– Cash and balances at central banks	(84)	(161)	(25)
– Trading assets	–	24,528	(941)
– Derivative assets	1,959	14,621	5,529
– Other financial assets at fair value through profit or loss	1,637	(3,467)	25
– Loans and advances to banks and customers	(605)	(8,221)	(1,829)
– Other assets	240	203	(246)
– Deposits by banks and customers	2,225	1,845	8,805
– Derivative liabilities	115	(16,018)	(5,490)
– Trading liabilities	–	(31,101)	15,017
– Other financial liabilities at fair value through profit or loss	(959)	4,480	717
– Debt securities in issue	(548)	(2,760)	132
– Other liabilities	(600)	(824)	(1,388)
	3,380	(16,875)	20,306
Corporation taxes paid	(309)	(445)	(484)
Effects of exchange rate differences	(1,445)	1,731	(574)
Net cash flows from operating activities	3,523	(13,182)	21,880
Cash flows from investing activities
Investments in other entities	–	(66)	–
Purchase of property, plant and equipment and intangible assets	(510)	(699)	(542)
Proceeds from sale of property, plant and equipment and intangible assets	108	26	52
Purchase of financial assets at amortised cost and financial assets at fair value through other comprehensive income(2)	(5,013)	(7,002)	(726)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value through other comprehensive income(2)	8,300	3,816	2,032
Net cash flows from investing activities	2,885	(3,925)	816
Cash flows from financing activities
Issue of other equity instruments	500	–	500
Issuance costs of other equity instruments	–	–	(4)
Issue of debt securities and subordinated notes	4,145	13,329	8,748
Issuance costs of debt securities and subordinated notes	(15)	(31)	(23)
Repayment of debt securities and subordinated notes	(7,969)	(6,303)	(13,763)
Repurchase of non-controlling interests and other equity instruments	(318)	–	–
Dividends paid on ordinary shares	(262)	(1,123)	(829)
Dividends paid on other equity instruments	(142)	(145)	(135)
Dividends paid on non-controlling interests	(30)	(40)	(37)
Net cash flows from financing activities	(4,091)	5,687	(5,543)
Change in cash and cash equivalents	2,317	(11,420)	17,153
Cash and cash equivalents at beginning of the year	30,969	42,228	25,709
Effects of exchange rate changes on cash and cash equivalents	(53)	161	(634)
Cash and cash equivalents at the end of the year	33,233	30,969	42,228

Cash and cash equivalents consist of:
Cash and balances at central banks	26,395	24,180	32,771
Less: regulatory minimum cash balances	(720)	(636)	(395)
	25,675	23,544	32,376
Net trading other cash equivalents	–	–	5,953
Net non-trading other cash equivalents	7,558	7,425	3,899
Cash and cash equivalents at the end of the year	33,233	30,969	42,228

(1)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.
(2)	Amounts in 2017, prior to the adoption of IFRS 9, are in respect of financial investments.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc	183

Annual Report 2019 | Financial statements

Consolidated Statement of Changes in Equity

For the years ended 31 December

			Other reserves						Non-

	Share	Other equity	Available-	Fair	Cash flow	Currency	Retained		controlling

	capital	instruments	for-sale(1)	Value(1)	hedging	translation	earnings(2)	Total	interests	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
1 January 2019	7,060	2,041		24	251	5	6,439	15,820	400	16,220
Profit after tax	–	–		–	–	–	672	672	37	709
Other comprehensive income, net of tax:
– Cash flow hedges	–	–		–	117	–	–	117	–	117
– Pension remeasurement	–	–		–	–	–	(394)	(394)	2	(392)
– Own credit adjustment	–	–		–	–	–	(58)	(58)	–	(58)
– Currency translation on foreign operations	–	–		–	–	(3)	–	(3)	–	(3)
Total comprehensive income	–	–		–	117	(3)	220	334	39	373
Issue of other equity instruments	–	500		–	–	–	–	500	–	500
Repurchase of non-controlling interests and other equity instruments	–	(300)		–	–	–	(4)	(304)	(14)	(318)
Dividends on ordinary shares	–	–		–	–	–	(262)	(262)	–	(262)
Dividends on other equity instruments	–	–		–	–	–	(142)	(142)	–	(142)
Dividends on non-controlling interests	–	–		–	–	–	–	–	(30)	(30)
At 31 December 2019	7,060	2,241		24	368	2	6,251	15,946	395	16,341

At 31 December 2017	7,060	2,041	68		228	5	6,399	15,801	401	16,202
Adoption of IFRS 9(3)	–	–	(68)	63	–	–	(187)	(192)	–	(192)
At 1 January 2018	7,060	2,041	–	63	228	5	6,212	15,609	401	16,010
Profit after tax	–	–		–	–	–	1,125	1,125	39	1,164
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	–	–		(39)	–	–	–	(39)	–	(39)
– Cash flow hedges	–	–		–	23	–	–	23	–	23
– Pension remeasurement	–	–		–	–	–	352	352	–	352
– Own credit adjustment	–	–		–	–	–	63	63	–	63
Total comprehensive income	–	–		(39)	23	–	1,540	1,524	39	1,563
Other	–	–		–	–	–	(45)	(45)	–	(45)
Dividends on ordinary shares	–	–		–	–	–	(1,123)	(1,123)	–	(1,123)
Dividends on other equity instruments	–	–		–	–	–	(145)	(145)	–	(145)
Dividends on non-controlling interests	–	–		–	–	–	–	–	(40)	(40)
At 31 December 2018	7,060	2,041		24	251	5	6,439	15,820	400	16,220

At 1 January 2017	7,060	1,545	48		471	5	5,925	15,054	399	15,453
Profit after tax	–	–	–		–	–	1,261	1,261	39	1,300
Other comprehensive income, net of tax:
– Available-for-sale securities	–	–	20		–	–	–	20	–	20
– Cash flow hedges	–	–	–		(243)	–	–	(243)	–	(243)
– Pension remeasurement	–	–	–		–	–	(77)	(77)	–	(77)
– Own credit adjustment	–	–	–		–	–	(22)	(22)	–	(22)
Total comprehensive income	–	–	20		(243)	–	1,162	939	39	978
Issue of other equity instruments	–	496	–		–	–	–	496	–	496
Dividends on ordinary shares	–	–	–		–	–	(553)	(553)	–	(553)
Dividends on other equity instruments	–	–	–		–	–	(135)	(135)	–	(135)
Dividends on non-controlling interests	–	–	–		–	–	–	–	(37)	(37)
At 31 December 2017	7,060	2,041	68		228	5	6,399	15,801	401	16,202

(1)	Following the adoption of IFRS 9, a fair value reserve was introduced to replace the available-for-sale reserve.
(2)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.
(3)

The adoption of IFRS 9 decreased shareholders’ equity at 1 January 2018 by £192m (net of tax), comprised of a £49m decrease arising from the application of the new classification and measurement requirements for financial assets, and a £211m decrease arising from the application of the new ECL impairment methodology, these amounts being partially offset by the recognition of a deferred tax asset of £68m.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

184	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Santander UK Group Holdings plc (the Company) and the Santander UK Group Holdings plc group (the Santander UK group) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of a wide range of banking and financial services to personal, business and corporate customers. Santander UK Group Holdings plc is a public company, limited by shares and incorporated in England and Wales having a registered office at 2 Triton Square, Regent’s Place, London, NW1 3AN, phone number 0870-607-6000. It is a financial services holding company.

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

Recent accounting developments

IFRS 16 ‘Leases’ (IFRS 16)

On 1 January 2019 the Santander UK group adopted IFRS 16 and the revised accounting policies as lessee which have been applied from 1 January 2019 are set out below. Comparatives have not been restated. The impact of applying IFRS 16 is disclosed in section (ii).

As described below, IFRS 16 impacted property and equipment leases where the Santander UK group is the lessee. IFRS 16 had no impact for leases where the Santander UK group is the lessor.

i) Accounting policy change

The Santander UK group as lessee

The Santander UK group assesses whether a contract is or contains a lease at the inception of the contract and recognises a right-of-use (ROU) asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases, except for short-term leases, being those with a term of 12 months or less, or leases for which the underlying asset is of low value which are expensed in the income statement on a straight-line basis over the lease terms. Lease payments exclude irrecoverable VAT which is expensed in the income statement as lease payments are made.

The lease liability, which is included within Other liabilities on the balance sheet, is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate appropriate to the lease term. The lease liability is subsequently measured at amortised cost using the effective interest rate method. Remeasurement of the lease liability occurs if there is a change in the lease payments (when a corresponding adjustment is made to the ROU asset), the lease term or in the assessment of an option to purchase the underlying asset.

At inception, the ROU asset, which is included within Property, plant and equipment on the balance sheet, comprises the lease liability, initial direct costs and the obligations to restore the asset, less any incentives granted by the lessor. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is reviewed for indications of impairment as for owned assets. The obligation to restore the asset is included within Provisions on the balance sheet.

ii) Impact of adoption

The Santander UK group elected to apply the modified retrospective approach whereby the ROU asset at the date of initial application was measured at an amount equal to the lease liability. The ROU asset was adjusted for any prepaid lease payments and incentives relating to the relevant leases that were recognised on the balance sheet at 31 December 2018 and included an estimate of the costs of restoring the underlying assets to the condition required by the terms of the lease. In addition, the following practical expedients permitted by the standard were applied:

–	a single discount rate being the incremental borrowing rate was applied to a portfolio of leases with reasonably similar characteristics; and
–	operating leases with a remaining lease term of less than 12 months as at 1 January 2019 were treated as short term leases.

For the Santander UK group, the application of IFRS 16 at 1 January 2019 increased property, plant and equipment by £211m (being the net increase in ROU assets referred to above), reduced other assets by £12m and increased other liabilities by £182m from recognising lease liabilities. In addition, we also increased provisions by £17m (see Note 27). There was no impact on shareholders’ equity. The amount of the lease liabilities above differed from the amount of operating lease commitments at 31 December 2018 and is reconciled as follows:

Group

£m
Rental commitments under non-cancellable operating leases under IAS 17 at 31 December 2018 (see Note 29)	247
Recognition exemption for short-term leases	(73)
Effect from discounting at the incremental borrowing rate at 1 January 2019	8
Additional liabilities recognised based on the initial application of IFRS 16 at 1 January 2019	182

Santander UK Group Holdings plc	185

Annual Report 2019 | Financial statements

In addition to the choice of transition approach, the determination of the discount rate is the most significant area of judgement. The Santander UK group applies an incremental borrowing rate (based on 3-month GBP LIBOR plus a credit spread to reflect the cost of raising unsecured funding in the wholesale markets) appropriate to the relevant remaining lease term.

IAS 12

The Santander UK group has also applied the amendment to IAS 12 ‘Income Taxes’ (part of ‘Annual Improvements to IFRS Standards 2015-2017 Cycle’) in these Condensed Consolidated Interim Financial Statements. The amendment clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognised according to where the past transactions or events that generated distributable profits were recognised. This means that, to the extent that profits from which dividends on equity instruments were recognised in the income statement, the income tax consequences would be similarly recognised in the same statement. The amendment, which has been applied retrospectively, reduces the effective tax rate where the tax relief on dividends in respect of other equity instruments is recognised in the income statement rather than as a separate line item within the statement of changes in equity. Overall, there was no impact on shareholders’ equity for the Santander UK group from applying the amendment to IAS 12 at 1 January 2019. For the Santander UK group, the impact of the amendment to IAS 12 on the income statement for the year ended 31 December 2019 was to reduce tax on profit by £39m (2018: £43m, 2017: £46m), increasing profit after tax by the same amount.

London Inter-Bank Offered Rate (LIBOR) reform

In September 2019, the IASB issued Interest Rate Benchmark Reform: Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosure’. Santander UK applies IAS 39 hedge accounting so the amendments to IFRS 9 do not apply. The IAS 39 amendments provide temporary exceptions from applying specific hedge accounting requirements to hedging relationships that are directly affected by the reform to LIBOR and other Interbank Offered Rates, hereinafter referred to as LIBOR reform. The exceptions have the effect that LIBOR reform should not generally cause hedge accounting to terminate, however any hedge ineffectiveness continues to be recognised in the income statement. The exceptions end at the earlier of:

–	when the uncertainty regarding the timing and the amount of interest rate benchmark based cash flows is no longer present, and
–	discontinuance of the hedge relationship (or reclassification of all amounts from the cash flow hedge reserve).

The IAS 39 amendments apply to all hedging relationships directly affected by uncertainties related to LIBOR reform and must be applied for annual periods beginning on or after 1 January 2020. However, following their endorsement for use in the European Union, Santander UK has elected to apply the IAS 39 and IFRS 7 amendments in the preparation of the financial statements for the year ended 31 December 2019. The exceptions given by the IAS 39 amendments mean that LIBOR reform had no impact on hedge relationships for affected hedges at and for the year ended 31 December 2019. The main assumptions or judgements made by Santander UK in applying the IAS 39 amendments are outlined below.

–

For cash flow hedges affected by LIBOR reform, Santander UK management has assumed that the interest rate benchmark on which hedged cash flows are based is not altered as a result of LIBOR reform when assessing whether the future cash flows are highly probable. For discontinued hedging relationships, the same assumption has been applied for determining whether the hedged future cash flows are expected to occur.

–

In making its prospective hedge effectiveness assessments, Santander UK assumes that the interest rate benchmark on which the hedged item and the hedging instrument are based is not altered as a result of LIBOR reform.

–	Santander UK will not discontinue hedge accounting during the period of LIBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80-125% range.
–

For hedges of a non-contractually specified benchmark portion of an interest rate, Santander UK only considers at inception of such a hedging relationship whether the separately identifiable requirement is met.

Details of the significant interest rate benchmarks to which hedging relationships are exposed, the extent of risk exposure that is affected by LIBOR reform, and how Santander UK’s transition to alternative benchmark interest rates is being managed, are disclosed in the Banking market risk section of the Risk review. The nominal amount of the hedging instruments in hedging relationships directly affected by uncertainties related to LIBOR reform is disclosed in Note 11.

Future accounting developments

At 31 December 2019, for the Santander UK group, there were no significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective or which have otherwise not been early adopted where permitted.

Comparative information

As required by US public company reporting requirements, these financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes.

Consolidation

a) Subsidiaries

The Consolidated Financial Statements incorporate the financial statements of the Company and entities (including structured entities) controlled by it and its subsidiaries. Control is achieved where the Company (i) has power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

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

186	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

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

Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless recognised in other comprehensive income in connection with a cash flow hedge. Non-monetary items denominated in a foreign currency measured at historical cost are not retranslated. Exchange rate differences arising on non-monetary items measured at fair value are recognised in the consolidated income statement except for differences arising on equity securities measured at fair value through other comprehensive income (FVOCI) (2017: available-for-sale asset measured at fair value), which are recognised in other comprehensive income.

Revenue recognition

a) Interest income and expense

Interest and similar income comprises interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI (2017: available-for-sale measured at fair value) and interest income on hedging derivatives. Interest expense and similar charges comprises interest expense on financial liabilities measured at amortised cost, and interest expense on hedging derivatives. Interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI (2017: available-for-sale measured at fair value) and interest expense on financial liabilities other than those at fair value through profit or loss (FVTPL) is determined using the effective interest rate method.

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

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ‘Stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision). For more information on stage allocations of credit risk exposures, see ‘Significant increase in credit risk’ in the ‘Santander UK group level – credit risk management’ section of the Risk Review.

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

Santander UK Group Holdings plc	187

Annual Report 2019 | Financial statements

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

Share-based payments

The Santander UK group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Santander UK group’s parent, Banco Santander SA are purchased in the open market by the Santander UK group (for the Employee Sharesave scheme) or are purchased by Banco Santander SA or another Banco Santander subsidiary (including awards granted under the Long-Term Incentive Plan and the Deferred Shares Bonus Plan) to satisfy share options or awards as they vest.

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

188	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

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

Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition, as well as the fair value of any interest previously held, over the fair value of the share of the identifiable net assets of the acquired subsidiary, associate, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in intangible assets. Goodwill on acquisitions of associates is included as part of investment in associates. Goodwill is tested for impairment annually, or more frequently when events or changes in circumstances dictate, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

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

Property, plant and equipment

Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment also includes operating leases where the Santander UK group is the lessor and right-of-use assets where the Santander UK group is the lessee, as described further in ‘Leases’ below. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ‘Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment where the software is an integral part of the related computer hardware (for example operating system of a computer). Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years
Right-of-use assets (see ‘Leases – The Santander UK group as lessee’ below)	Shorter of the lease term or the useful life of the underlying asset

Depreciation is not charged on freehold land and assets under construction. Depreciation on operating lease assets where the Santander UK group is the lessor is described in ‘Leases’ below.

Financial instruments

a) Initial recognition and measurement

Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Immediately after initial recognition, an expected credit loss (ECL) allowance is recognised for financial assets measured at amortised cost and investments in debt instruments measured at FVOCI.

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

b) Financial assets and liabilities

i) Classification and subsequent measurement

The Santander UK group classifies its financial assets in the measurement categories of amortised cost, FVOCI and FVTPL.

Santander UK Group Holdings plc	189

Annual Report 2019 | Financial statements

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

Based on these factors, the Santander UK group classifies its debt instruments into one of the following measurement categories:

–

Amortised cost – Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortised cost. The carrying amount of these assets is adjusted by any ECL recognised and measured as presented in Note 13. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.

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

190	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

c) Financial liabilities

Financial liabilities are classified as subsequently measured at amortised cost, except for:

–

Financial liabilities at fair value through profit or loss: this classification is applied to derivatives and other financial liabilities designated as such at initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability)

–

Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, whereby a financial liability is recognised for the consideration received for the transfer. In subsequent periods, the Santander UK group recognises any expense incurred on the financial liability, and

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

a) Write-off

For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold and/or a claim made on any mortgage indemnity guarantee or other insurance. In the corporate portfolio, there may be occasions where a write-off occurs for other reasons, such as following a consensual restructure or refinancing of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than its face value.

There is no threshold based on past due status beyond which all secured loans are written off as there can be significant variations in the time needed to enforce possession and sale of the security, especially due to the different legal frameworks that apply in different regions of the UK. For unsecured loans, a write-off is only made when all internal avenues of collecting the debt have been exhausted. Where appropriate the debt is passed over to external collection agencies. A past due threshold is applied to unsecured debt where accounts that are 180 days past due are written off unless there is a dispute awaiting resolution. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.

Santander UK Group Holdings plc	191

Annual Report 2019 | Financial statements

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

Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance, and the premium received on initial recognition less income recognised in accordance with the principles of IFRS 15. Loan commitments are measured as the amount of the loss allowance (determined in accordance with IFRS 9 as described in Credit risk section of the Risk review). The Santander UK group has not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.

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

192	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

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

b) Cash flow hedge accounting

The effective portion of changes in the fair value of qualifying cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The Santander UK group is exposed to cash flow interest rate risk on its floating rate assets, foreign currency risk on its fixed rate debt issuances denominated in foreign currency and equity price risk arises from the Santander UK group operating the Employee Sharesave scheme. Cash flow hedging is used to hedge the variability in cash flows arising from these risks.

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

Impairment of non-financial assets

At each balance sheet date, or more frequently when events or changes in circumstances dictate, property plant and equipment (including operating lease assets) and intangible assets (including goodwill) are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. The cash-generating unit represents the lowest level at which non-financial assets, including goodwill, are monitored for internal management purposes and is not larger than an operating segment.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The recoverable amounts of goodwill have been based on value in use calculations.

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

Santander UK Group Holdings plc	193

Annual Report 2019 | Financial statements

Leases

a) The Santander UK group as lessor

Operating lease assets are recorded at cost and depreciated over the life of the asset after taking into account anticipated residual value (RV). Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset. After initial recognition, residual values are reviewed regularly, and any changes are recognised prospectively through remaining depreciation charges.

Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Santander UK group’s net investment in the leases. Finance lease income is allocated to accounting periods to reflect a constant periodic rate of return on the Santander UK group’s net investment outstanding in respect of the leases and hire purchase contracts. A provision is recognised to reflect a reduction in any anticipated unguaranteed RV. A provision is also recognised for voluntary termination of the contract by the customer, where appropriate.

b) The Santander UK group as lessee

The Santander UK group assesses whether a contract is or contains a lease at the inception of the contract and recognises a right-of-use (ROU) asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases, except for leases with a term of 12 months or less which are expensed in the income statement on a straight-line basis over the lease terms. Lease payments exclude irrecoverable VAT which is expensed in the income statement as lease payments are made.

The lease liability, which is included within Other liabilities on the balance sheet, is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate appropriate to the lease term. The lease liability is subsequently measured at amortised cost using the effective interest rate method. Remeasurement of the lease liability occurs if there is a change in the lease payments (when a corresponding adjustment is made to the ROU asset), the lease term or in the assessment of an option to purchase the underlying asset.

At inception, the ROU asset, which is included within Property, plant and equipment on the balance sheet, comprises the lease liability, initial direct costs and the obligations to restore the asset, less any incentives granted by the lessor. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is reviewed for indications of impairment as for owned assets. The obligation to restore the asset is included within Provisions on the balance sheet.

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

Deferred tax relating to actuarial gains and losses on defined benefits is recognised in other comprehensive income. Deferred tax relating to fair value remeasurements of financial instruments accounted for at FVOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

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

Balances with central banks represent amounts held at the Bank of England as part of the Santander UK group’s liquidity management activities. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England.

Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.

Conduct provisions are made for the estimated cost of making redress payments with respect to the past sales of products, using conclusions such as the number of claims the number of those that will be upheld, the estimated average settlement per case and other related costs. Provision is made for the anticipated cost of

194	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

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

Loan commitments are measured as the amount of the loss allowance (determined in accordance with IFRS 9 as described in Credit risk section of the Risk review).

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

Accounting policies relating to comparatives – IAS 39

On 1 January 2018, the Santander UK group adopted IFRS 9, which replaced IAS 39. In accordance with the transition requirements of IFRS 9, comparatives were not restated. The principal accounting policies applied in accordance with IAS 39 for periods before the adoption of IFRS 9 are set out below:

Classification and measurement of financial assets and liabilities – IAS 39

Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition. Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition.

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

Available-for-sale financial assets are initially recognised at fair value including direct and incremental transaction costs, and subsequently held at fair value. Gains and losses arising from changes in fair value are recognised in other comprehensive income until sale or until determined to be impaired when the cumulative gain or loss or impairment losses are transferred to the income statement. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement.

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

For assets carried at amortised cost, including loans and advances and loans and receivables securities, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss.

For available-for-sale financial assets, the Santander UK group assesses impairment at each balance sheet date, which involves reviewing the financial circumstances (including creditworthiness) and future prospects of the issuer, assessing the future cash flows expected to be realised and, in the case of equity shares, considering whether there has been a significant or prolonged decline in the fair value of the security below its cost. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement.

IAS 17

On 1 January 2019, Santander UK group adopted IFRS 16, which replaced IAS 17. Having chosen to apply the modified retrospective approach, in accordance with the transition requirements of IFRS 16, comparatives were not restated. The accounting policies for the Santander UK group as lessee applied in accordance with IAS 17 for periods before the adoption of IFRS 16 are set out below:

The Santander UK group as lessee – IAS 17

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

Santander UK Group Holdings plc	195

Annual Report 2019 | Financial statements

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

Sensitivity of ECL allowance

At 31 December 2019, the probability-weighted ECL allowance totalled £863m (2018: £807m), of which £813m (2018: £789m) related to exposures in Retail Banking, Corporate & Commercial Banking and Corporate Centre, and £50m (2018: £18m) related to exposures in Corporate & Investment Banking. The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios and, depending on the weights chosen, this could have a material effect on the ECL allowance. In addition, the ECL allowance for residential mortgages, in particular, is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.

Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the Santander UK group’s reported ECL allowance and profit before tax. Sensitivities to these assumptions are set out below.

196	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

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

As described in more detail in the ‘Santander UK group level – Credit risk management’ section in the Risk review, our CIB segment uses three forward-looking economic scenarios, whereas our other segments use five scenarios. In order to present a consolidated view in a single table, the data for CIB in the table below presents the CIB Upside scenario in the Upside 2 column, the CIB downside scenario in the Downside 2 column, and interpolated data for CIB in the Upside 1 and Downside 1 columns.

	Weighted	Upside 2	Upside 1	Base case	Downside 1	Downside 2

2019	£m	£m	£m	£m	£m	£m
Exposure
Retail Banking	206,479	206,479	206,479	206,479	206,479	206,479
– of which: mortgages	178,788	178,788	178,788	178,788	178,788	178,788
CCB	21,855	21,855	21,855	21,855	21,855	21,855
CIB	13,456	13,456	13,456	13,456	13,456	13,456
Corporate Centre	74,532	74,532	74,532	74,532	74,532	74,532

ECL
Retail Banking	591	456	467	485	570	1,148
– of which: mortgages	218	122	127	137	196	660
CCB	210	156	169	183	219	317
CIB	50	19	34	48	53	58
Corporate Centre	12	9	10	10	13	18

	%	%	%	%	%	%
Proportion of assets in Stage 2
Retail Banking	4.7	3.2	3.3	3.3	3.7	8.3
– of which: mortgages	4.6	3.1	3.1	3.1	3.6	8.7
CCB	10.0	7.4	7.4	7.4	8.5	16.3
CIB	2.9	1.5	1.5	1.5	1.5	1.5
Corporate Centre	0.2	0.1	0.1	0.1	0.2	0.3

2018	£m	£m	£m	£m	£m	£m
Exposure
Retail Banking	195,805	195,805	195,805	195,805	195,805	195,805
– of which: mortgages	169,170	169,170	169,170	169,170	169,170	169,170
CCB	22,835	22,835	22,835	22,835	22,835	22,835
CIB	17,618	17,618	17,618	17,618	17,618	17,618
Corporate Centre	74,690	74,690	74,690	74,690	74,690	74,690

ECL
Retail Banking	594	431	452	480	637	1,607
– of which: mortgages	237	121	131	137	273	1,105
CCB	182	115	135	157	192	302
CIB	18	8	12	17	22	27
Corporate Centre	13	8	9	11	13	21

	%	%	%	%	%	%
Proportion of assets in Stage 2
Retail Banking	5.4	3.4	3.5	3.7	4.7	15.1
– of which: mortgages	5.6	3.4	3.6	3.7	4.9	16.5
CCB	5.4	3.0	3.0	3.1	4.3	10.7
CIB	0.8	0.4	0.4	0.4	0.4	0.4
Corporate Centre	0.2	0.1	0.1	0.1	0.2	0.4

Changes to Stage 3 instruments are excluded from the disclosure because they are not specifically sensitive to changes in macroeconomic assumptions.

We have incorporated our post model adjustments into the sensitivity analysis.

Santander UK Group Holdings plc	197

Annual Report 2019 | Financial statements

HPI

Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions underpinning the calculation of the ECL allowance for residential mortgages of £218m at 31 December 2019 (2018: £237m) would have the most significant impact on the ECL allowance. The table below shows the impact on profit before tax of applying an immediate and permanent house price increase / decrease to our base case economic scenario, and assumes no changes to the staging allocation of exposures:

	Increase/decrease in house prices

	+20%	+10%	-10%	-20%

Increase/(decrease) in profit before tax	£m	£m	£m	£m
31 December 2019	16	10	(16)	(43)
31 December 2018	20	12	(20)	(52)

b) Provisions and contingent liabilities

Significant judgment may be required when accounting for provisions, including in determining whether a present obligation exists and in estimating the probability and amount of any outflows. These judgments are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows.

The main areas of judgement relating to provisions and contingent liabilities are set out below. For more details, see Notes 27 and 29.

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

Key areas of judgement in accounting estimates

The provision mainly represents management’s best estimate of Santander UK’s future liability in respect of misselling of PPI policies and Plevin complaints. It requires significant judgement by management in determining appropriate assumptions, although the level of judgement has reduced with the passing of the FCA deadline of

29 August 2019 for PPI complaints. The key assumption in calculating the provision was the estimated number of complaints that would be received in respect of customers with successful information requests that were still eligible to make a complaint.

Sensitivity of PPI conduct remediation provision

Had management used different assumptions, a larger or smaller provision charge would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax.

More details can be found in the PPI section of Note 27.

(ii) Other

Included in Regulatory and other provisions in Note 27 is an amount in respect of management’s best estimate of liability relating to compliance with certain requirements of the Consumer Credit Act. It also includes an amount in respect of management’s best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints. For both items, Note 29 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows.

In addition, Note 29 includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited in German dividend tax arbitrage transactions. It also includes disclosure relating to certain leases in which current and former Santander UK group members were the lessor that are currently under review by HMRC in connection with claims for tax allowances.

c) Pensions

The Santander UK group operates a number of defined benefit pension schemes as described in Note 28 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.

Key areas of judgement in accounting estimates

Accounting for defined benefit pension schemes requires management to make assumptions principally about the discount rate adopted, but also about price inflation, pension increases, life expectancy and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience. These are described in more detail in the ‘Actuarial assumptions’ section in Note 28.

Sensitivity of defined benefit pension scheme estimates

Had management used different assumptions, a larger or smaller pension remeasurement gain or loss would have resulted that could have had a material impact on the Santander UK group’s reported financial position. Detailed disclosures on the actuarial assumption sensitivities of the schemes can be found in the ‘Actuarial assumption sensitivities’ section in Note 28.

198	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

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

–

Corporate & Commercial Banking covers multi-sector businesses with an annual turnover typically between £6.5m and £500m. It offers a wide range of financial services and solutions provided by relationship teams and product specialists based across the UK and through digital and telephony channels.

–

Corporate & Investment Banking services corporate clients with an annual turnover of £500m and above. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

–

Corporate Centre mainly includes the treasury, non-core corporate and legacy portfolios, as well as the Crown Dependencies. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy portfolios are being run-down and/or managed for value.

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

The segmental basis of presentation was changed, and the prior periods restated, to report our short term markets business in Corporate Centre rather than in Corporate & Investment Banking. This reflects the run down or transfer to Banco Santander London Branch of the prohibited part of the business in 2018, as part of the transition to our ring-fenced model, with the remaining permitted business forming part of our liquidity risk management function.

Results by segment

		Corporate &	Corporate &

	Retail	Commercial	Investment	Corporate

	Banking	Banking	Banking	Centre	Total

2019	£m	£m	£m	£m	£m
Net interest income/(expense)	2,876	359	63	(3)	3,295
Non-interest income/(expense)	698	78	112	(13)	875
Total operating income/(expense)	3,574	437	175	(16)	4,170
Operating expenses before credit impairment losses, provisions and charges	(1,994)	(264)	(171)	(97)	(2,526)
Credit impairment losses	(160)	(37)	(22)	(1)	(220)
Provisions for other liabilities and charges	(292)	(20)	(17)	(114)	(443)
Total operating credit impairment losses, provisions and charges(1)	(452)	(57)	(39)	(115)	(663)
Profit/(loss) before tax	1,128	116	(35)	(228)	981

Revenue from external customers	4,311	530	181	(852)	4,170
Inter-segment revenue	(737)	(93)	(6)	836	–
Total operating income/(expense)	3,574	437	175	(16)	4,170

Revenue from external customers includes the following fee and commission income disaggregated by income type:(2)
– Current account and debit card fees	702	27	29	–	758
– Insurance, protection and investments	76	–	–	1	77
– Credit cards	86	–	–	–	86
– Non-banking and other fees(3)	61	56	71	8	196
Total fee and commission income	925	83	100	9	1,117
Fee and commission expense	(373)	(23)	(17)	(15)	(428)
Net fee and commission income/(expense)	552	60	83	(6)	689

Customer loans	180,398	16,297	4,114	4,489	205,298
Total assets(4)	187,556	16,297	4,727	79,908	288,488
Customer deposits	145,050	18,234	6,101	8,437	177,822
Total liabilities	145,917	18,260	6,500	101,470	272,147

Average number of staff	20,832	1,796	901	177	23,706

(1)	Credit impairment losses for 2018 and later are calculated on an IFRS 9 basis and for 2017 on an IAS 39 basis.
(2)	The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(3)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(4)	Includes customer loans, net of credit impairment loss allowances.

Santander UK Group Holdings plc	199

Annual Report 2019 | Financial statements

		Corporate &	Corporate &

	Retail	Commercial	Investment	Corporate

	Banking	Banking	Banking(5)	Centre(5)	Total

2018	£m	£m	£m	£m	£m
Net interest income	3,126	403	69	8	3,606
Non-interest income	638	82	183	34	937
Total operating income	3,764	485	252	42	4,543
Operating expenses before credit impairment losses, provisions and charges	(1,929)	(258)	(250)	(126)	(2,563)
Credit impairment (losses)/releases	(124)	(23)	(14)	8	(153)
Provisions for other liabilities and charges	(230)	(14)	(8)	(8)	(260)
Total operating credit impairment losses, provisions and (charges)/releases(1)	(354)	(37)	(22)	–	(413)
Profit/(loss) before tax	1,481	190	(20)	(84)	1,567

Revenue from external customers	4,421	638	297	(813)	4,543
Inter-segment revenue	(657)	(153)	(45)	855	–
Total operating income	3,764	485	252	42	4,543

Revenue from external customers includes the following fee and commission income disaggregated by income type:(2)
– Current account and debit card fees	697	27	29	–	753
– Insurance, protection and investments	105	–	–	–	105
– Credit cards	85	–	–	–	85
– Non-banking and other fees(3)	75	62	87	3	227
Total fee and commission income	962	89	116	3	1,170
Fee and commission expense	(382)	(25)	(14)	–	(421)
Net fee and commission income	580	64	102	3	749

Customer loans	172,747	17,702	4,613	4,807	199,869
Total assets(4)	179,572	17,702	8,607	83,500	289,381
Customer deposits	142,065	17,606	4,853	7,607	172,131
Total liabilities	142,839	17,634	8,885	103,803	273,161

Average number of staff	21,215	1,732	1,083	180	24,210

2017
Net interest income	3,270	391	67	75	3,803
Non-interest income	615	74	261	159	1,109
Total operating income	3,885	465	328	234	4,912
Operating expenses before credit impairment losses, provisions and charges	(1,856)	(223)	(292)	(131)	(2,502)
Credit impairment (losses)/ releases(1)	(36)	(13)	(174)	20	(203)
Provisions for other liabilities and charges	(342)	(55)	(11)	15	(393)
Total operating credit impairment losses, provisions and (charges)/releases	(378)	(68)	(185)	35	(596)
Profit/(loss) before tax	1,651	174	(149)	138	1,814

Revenue from external customers	4,534	639	396	(657)	4,912
Inter-segment revenue	(649)	(174)	(68)	891	–
Total operating income	3,885	465	328	234	4,912

Revenue from external customers includes the following fee and commission income disaggregated by income type:(2)
– Current account and debit card fees	737	27	27	–	791
– Insurance, protection and investments	100	–	–	–	100
– Credit cards	92	–	–	–	92
– Non-banking and other fees(3)	45	63	123	8	239
Total fee and commission income	974	90	150	8	1,222
Fee and commission expense	(367)	(31)	(17)	–	(415)
Net fee and commission income	607	59	133	8	807

Customer loans	168,729	19,391	6,037	6,167	200,324
Total assets(4)	174,524	19,391	25,368	95,477	314,760
Customer deposits	143,834	17,760	4,546	9,781	175,921
Total liabilities	150,847	18,697	24,388	104,626	298,558

Average number of staff	17,194	1,240	1,006	119	19,559

(1)	Credit impairment losses for 2018 and later are calculated on an IFRS 9 basis and for 2017 on an IAS 39 basis.
(2)	The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(3)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(4)	Includes customer loans, net of credit impairment loss allowances.
(5)	The re-segmentation of our short term markets business has resulted in profit before tax of £77m being re-presented in Corporate Centre rather than Corporate & Investment Banking in 2018 (2017: £98m).

200	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

3. NET INTEREST INCOME

			Group

	2019	2018	2017

	£m	£m	£m
Interest and similar income:
Loans and advances to customers	5,237	5,459	5,494
Loans and advances to banks	182	207	164
Reverse repurchase agreements – non trading	244	124	20
Other	309	282	227
Total interest and similar income(1)	5,972	6,072	5,905
Interest expense and similar charges:
Deposits by customers	(1,331)	(1,224)	(1,183)
Deposits by banks	(135)	(120)	(35)
Repurchase agreements – non trading	(126)	(37)	(5)
Debt securities in issue	(938)	(936)	(737)
Subordinated liabilities	(137)	(141)	(134)
Other	(10)	(8)	(8)
Total interest expense and similar charges(2)	(2,677)	(2,466)	(2,102)
Net interest income	3,295	3,606	3,803

(1)	This includes £203m (2018: £209m) of interest income on financial assets at fair value through other comprehensive income.
(2)	This includes £310m (2018: £298m) of interest expense on financial assets at fair value through other comprehensive income.

4. NET FEE AND COMMISSION INCOME

			Group

	2019	2018	2017

	£m	£m	£m
Fee and commission income:
Current account and debit card fees	758	753	791
Insurance, protection and investments	77	105	100
Credit cards	86	85	92
Non-banking and other fees(1)	196	227	239
Total fee and commission income	1,117	1,170	1,222
Total fee and commission expense	(428)	(421)	(415)
Net fee and commission income	689	749	807

(1)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.

5. NET TRADING AND OTHER INCOME

			Group

	2019	2018	2017

	£m	£m	£m
Net trading and funding of other items by the trading book	(48)	263	205
Net gains/(losses) on other financial assets at fair value through profit or loss	103	(18)	80
Net losses on other financial liabilities at fair value through profit or loss	(83)	(44)	(97)
Net gains/(losses) on derivatives managed with assets/liabilities held at fair value through profit or loss	29	(128)	(17)
Hedge ineffectiveness	8	34	5
Net profit on sale of available-for-sale assets			54
Net profit on sale of financial assets at fair value through other comprehensive income	15	19
Income from operating lease assets	124	86	44
Other	38	(24)	28
	186	188	302

Following the implementation of our ring-fencing plans in 2018, assets and liabilities held at fair value through profit or loss, including derivatives, are predominantly used to provide customers with risk management solutions, and to manage and hedge the Santander UK group’s own risks, and do not give rise to significant overall net gains/(losses) in the income statement.

‘Net trading and funding of other items by the trading book’ includes fair value losses of £42m (2018: gains of £22m, 2017: losses of £27m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item, and amounted to gains of £43m (2018: losses of £21m, 2017: gains of £28m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £1m (2018: £1m, 2017: £1m).

In 2019, ‘net profit on sale of financial assets at fair value through other comprehensive income’ included additional consideration of £15m in connection with the 2017 Vocalink Holdings Limited shareholding sale. In 2017, ‘Net profit on sale of available-for-sale assets’ included a gain of £48m in respect of the sale of the Vocalink Holdings Limited shareholding.

Exchange rate differences recognised in the Consolidated Income Statement on items not at fair value through profit or loss were £1,102m income (2018: £689m expense, 2017: £109m expense) and are presented in the line ‘Net trading and funding of other items by the trading book.’ These are principally offset by related releases from the cash flow hedge reserve of £1,021m expense (2018: £751m income, 2017: £94m income) as set out in the Consolidated Statement of Comprehensive Income, which are also presented in ‘Net trading and funding of other items by the trading book’. Exchange rate differences on items measured at fair value through profit or loss are included in the line items relating to changes in fair value.

Santander UK Group Holdings plc	201

Annual Report 2019 | Financial statements

In 2019, our accounting treatment for residual value risk changed. This resulted in a £24m reversal of RV provisions recognised in other income (of which £22m relates to charges taken in prior periods) which was partially offset by £7.5m accelerated depreciation of the underlying asset (prior periods: £2.3m). The net adjustment is not considered material and therefore the 2018 accounts were not restated.

6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

			Group

	2019	2018	2017

	£m	£m	£m
Staff costs:
Wages and salaries	866	905	746
Performance-related payments	160	160	157
Social security costs	112	111	93
Pensions costs – defined contribution plans	67	66	54
– defined benefit plans	35	81	32
Other share-based payments	7	3	10
Other personnel costs	41	50	45
	1,288	1,376	1,137
Other administration expenses	693	809	1,011
Depreciation, amortisation and impairment	545	378	354
	2,526	2,563	2,502

Staff costs

‘Performance-related payments’ include bonuses paid in cash and share awards granted under the Long-Term Incentive Plan and the Deferred shares bonus plan, as described in Note 35. Included in this are equity-settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Share awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2019			Costs expected to be recognised in 2020 or later

	Arising from	Arising from		Arising from	Arising from

	awards in	awards in		awards in	awards in

	current year	prior year	Total	current year	prior year	Total

	£m	£m	£m	£m	£m	£m
Cash	3	7	10	7	10	17
Shares	3	6	9	7	10	17
	6	13	19	14	20	34

The following table shows the amount of bonus awarded to employees for the performance year 2019. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total

	2019	2018	2019	2018	2019	2018

	£m	£m	£m	£m	£m	£m
Cash award – not deferred	131	123	–	–	131	123
– deferred	10	13	17	20	27	33
Shares award – not deferred	10	11	–	–	10	11
– deferred	9	13	17	17	26	30
Total discretionary bonus	160	160	34	37	194	197

On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and was based on a number of assumptions and the actual impact may be different. This was reflected in the income statement and in the closing net accounting surplus of the Scheme in 2018. The allowance included in the Scheme liabilities at 31 December 2019 increased by £5m to £45m (2018: £40m) to reflect the latest assumptions. This change was recognised in other comprehensive income. We continue to await implementation guidance on the judgement from the UK Government and HMRC.

‘Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-based payments. For more, see Note 35.

The average number of full-time equivalent staff was 23,706 (2018: 24,210, 2017: 19,559). The increase in staff numbers in 2018 reflected Santander UK plc’s acquisition of Santander UK Operations Ltd (formerly Geoban UK Ltd, a subsidiary of Geoban SA) and Santander UK Technology Ltd (formerly Isban UK Ltd, a subsidiary of Ingenieria de Software Bancario SL).

Depreciation, amortisation and impairment

In 2019, depreciation, amortisation and impairment was impacted by operating lease depreciation of £103m (2018: £63m) on operating lease assets (where the Santander UK group is the lessor) with a net book value of £574m at 31 December 2019 (2018: £470m). It was also impacted by depreciation of £61m on right-of-use assets with a net book value of £153m at 31 December 2019, following the adoption of IFRS 16 on 1 January 2019.

202	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

7. AUDIT AND OTHER SERVICES

			Group

	2019	2018	2017

	£m	£m	£m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual accounts	8.5	7.7	7.8
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
– Audit of the Santander UK group’s subsidiaries	1.9	1.6	1.4
Total audit fees(1)	10.4	9.3	9.2
Non-audit fees:
Audit-related assurance services(2)	1.7	2.2	1.6
Other assurance services	0.4	0.1	0.1
Other non-audit services	0.2	1.0	0.4
Total non-audit fees	2.3	3.3	2.1

(1)	2019 audit fees included £0.3m (2018: £nil) which related to the prior year.
(2)	2019 audit-related assurance services included £nil (2018: £0.1m) which related to the prior year.

Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.5m (2018: £0.5m, 2017: £0.4m).

Audit-related assurance services mainly comprises services performed in connection with review of the interim financial information of the Company and reporting to the Company’s UK regulators.

Of the total non-audit fees, £1.6m (2018: £1.1m, 2017: £0.8m) accords with the definition of “Audit Fees” per US Securities and Exchange Commission (SEC) guidance, £0.5m (2018: £1.1m, 2017: £0.8m) accords with the definition of “Audit related fees” per that guidance and £0.2m (2018: £1.1m, 2017: £0.5m) accords with the definition of “All other fees” per that guidance.

In 2019, the Company’s auditors earned no fees (2018: £150,000, 2017: £45,000) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.

8. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

			Group

	2019	2018	2017

	£m	£m	£m
Credit impairment losses:(1)
Loans and advances to customers	238	189	257
Recoveries of loans and advances, net of collection costs	(40)	(42)	(54)
Off-balance sheet exposures (See Note 27)	22	6
	220	153	203
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 27)	437	260	385
Provisions for RV and voluntary termination	6	–	8
	443	260	393
	663	413	596

(1)	Credit impairment losses for 2018 and later are calculated on an IFRS 9 basis and for 2017 and earlier on an IAS 39 basis.

In 2019 and 2018 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.

Santander UK Group Holdings plc	203

Annual Report 2019 | Financial statements

9. TAXATION

			Group

	2019	2018(1)	2017(1)

	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	255	413	509
Adjustments in respect of prior years	(30)	(22)	(27)
Total current tax	225	391	482
Deferred tax:
Charge for the year	51	11	23
Adjustments in respect of prior years	(4)	1	9
Total deferred tax	47	12	32
Tax on profit	272	403	514

(1)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The standard rate of UK corporation tax was 27% for banking entities and 19% for non-banking entities (2018: 27% for banking entities and 19% for non-banking entities; 2017: 27.25% for banking entities and 19.25% for non-banking entities) following the introduction of an 8% surcharge to be applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Finance Act 2016 introduced a reduction in the standard rate of corporation tax rate to 17% from 2020. The effects of the changes in tax rates are included in the deferred tax balances at both 31 December 2019 and 2018.

The Santander UK group’s effective tax rate for 2019, based on profit before tax, was 27.7% (2018: 25.7%, 2017: 28.3%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

			Group

	2019	2018(1)	2017(1)

	£m	£m	£m
Profit before tax	981	1,567	1,814
Tax calculated at a tax rate of 19% (2018: 19%, 2017: 19.25%)	186	298	349
Bank surcharge on profits	64	111	132
Non-deductible preference dividends paid	8	8	9
Non-deductible UK Bank Levy	24	20	25
Non-deductible conduct remediation, fines and penalties	44	6	35
Other non-deductible costs and non-taxable income	29	26	30
Effect of change in tax rate on deferred tax provision	(10)	(2)	(2)
Tax relief on dividends in respect of other equity instruments	(39)	(43)	(46)
Adjustment to prior year provisions	(34)	(21)	(18)
Tax charge	272	403	514

(1)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The increase in effective tax rate from 2018 to 2019 was largely due to the increased impact of non-deductible conduct remediation, fines and penalties net of releases in accruals for prior periods. It is anticipated that the Santander UK group’s effective tax rate in future periods will continue to be impacted by the 8% surcharge, the level of any non-deductible conduct remediation, fines and penalties, changes to the cost of the Bank Levy and reductions in the statutory rate as noted above. The adjustment to prior year provisions in 2019 and 2018 principally related to the reassessment of prior year tax provision estimates following the filing of relevant tax returns and the resolution of certain legacy matters with tax authorities.

Current tax assets and liabilities

Movements in current tax assets and liabilities during the year were as follows:

		Group

	2019	2018(1)

	£m	£m
Assets	106	–
Liabilities	–	(3)
At 1 January	106	(3)
Income statement charge	(225)	(391)
Other comprehensive income (charge)/credit	(3)	32
Corporate income tax paid	309	445
Other movements	(1)	23
	186	106
Assets	186	106
Liabilities	–	–
At 31 December	186	106

(1)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.

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

204	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

Deferred tax

The table below shows the deferred tax assets and liabilities including the movement in the deferred tax account during the year. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group has the legal right to offset and intends to settle on a net basis.

									Group

	Fair value of					Tax losses		Other

	financial	Pension	Cash flow	Available-	Fair value	carried	Accelerated tax	temporary

	instruments	remeasurement	hedges	for-sale	reserve	forward	depreciation	differences	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	(51)	(182)	(43)		(12)	20	(4)	61	(211)
Income statement (charge)/credit	(1)	(47)	–		–	(7)	22	(14)	(47)
Transfers/reclassifications	–	–	22		4	–	–	(26)	–
Credited/(charged) to other comprehensive income	–	131	(37)		–	–	–	19	113
At 31 December 2019	(52)	(98)	(58)		(8)	13	18	40	(145)

At 31 December 2017	(41)	(41)	3	(26)		25	(4)	(4)	(88)
Adoption of IFRS 9	–	–	–	26	(26)	–	–	68	68
At 1 January 2018	(41)	(41)	3		(26)	25	(4)	64	(20)
Income statement (charge)/credit	(10)	(24)	–		–	(5)	–	27	(12)
Transfers/reclassifications	–	–	–		–	–	–	(9)	(9)
Credited/(charged) to other comprehensive income	–	(117)	(46)		14	–	–	(21)	(170)
At 31 December 2018	(51)	(182)	(43)		(12)	20	(4)	61	(211)

The deferred tax assets and liabilities above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five-year plan (described in Note 20) would not cause a reduction in the deferred tax assets recognised. At 31 December 2019, the Santander UK group had a recognised deferred tax asset in respect of UK capital losses carried forward of £11m (2018: £17m) included within tax losses carried forward. There are no unrecognised deferred tax assets on capital losses carried forward (2018: £nil).

As part of the election campaign, the UK government indicated that it would look to reverse or defer the future tax rate reduction due to apply from 1 April 2020. The next UK Budget scheduled for 11 March 2020 is likely to clarify the position and give an indication of the possible impact on the deferred tax position. It is estimated that the effect could increase the Santander UK Group’s deferred tax liability by up to £12m.

10. DIVIDENDS ON ORDINARY SHARES

Dividends on ordinary shares declared and paid in the year were as follows:

			Group			Group

	2019	2018	2017

	Pence per	Pence per	Pence per	2019	2018	2017

	share	share	share	£m	£m	£m
In respect of current year – first interim	1.95	3.54	4.58	138	250	323
– second interim	1.76	9.46	3.26	124	668	230
– third interim	–	2.90	–	–	205	–
	3.71	15.90	7.84	262	1,123	553

In 2018, in addition to the dividends of £250m and £205m that were made as part of our policy to pay 50% of recurring earnings, we also paid a dividend of £668m that related to the ring-fencing transfers to Banco Santander, London Branch.

Santander UK Group Holdings plc	205

Annual Report 2019 | Financial statements

11. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives

The Santander UK group undertakes derivative activities primarily to provide customers with risk management solutions and to manage and hedge the Santander UK group’s own risks.

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

For information on how the Santander UK group is managing the transition to alternative benchmark interest rates, see ‘Managing LIBOR transition’ in the Banking market risk section of the Risk review.

b) Analysis of derivatives

The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group

			2019			2018

			Fair value			Fair value

	Notional			Notional

	amount	Assets	Liabilities	amount	Assets	Liabilities

	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	14,249	136	199	14,165	455	351
Interest rate contracts	47,045	754	566	79,522	1,455	1,326
Equity and credit contracts	2,583	292	167	2,854	278	168
Total derivatives held for trading	63,877	1,182	932	96,541	2,188	1,845
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	1,482	166	2	3,010	357	–
Interest rate contracts	94,550	1,022	1,488	86,422	1,065	1,315
	96,032	1,188	1,490	89,432	1,422	1,315
Designated as cash flow hedges:
Exchange rate contracts	28,502	2,023	462	33,901	3,537	200
Interest rate contracts	17,451	184	35	18,808	46	102
Equity derivative contracts	49	–	4	69	–	4
	46,002	2,207	501	52,778	3,583	306
Total derivatives held for hedging	142,034	3,395	1,991	142,210	5,005	1,621
Derivative netting(1)		(1,214)	(1,214)		(1,872)	(1,872)
Total derivatives	205,911	3,363	1,709	238,751	5,321	1,594

(1)

Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £222m (2018: £9m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £629m (2018: £354m).

For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 39. The reduction in the notional value of interest rate derivatives held for trading reflected the completion of a series of derivative trade compressions to reduce our gross LIBOR exposure.

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional

		Traded over the counter			Asset		Liability

	Traded on	Settled	Not settled by		Traded on		Traded on

	recognised	by central	central		recognised	Traded over	recognised	Traded over

	exchanges	counterparties	counterparties	Total	exchanges	the counter	exchanges	the counter

2019	£m	£m	£m	£m	£m	£m	£m	£m
Exchange rate contracts	–	–	44,233	44,233	–	2,325	–	663
Interest rate contracts	–	131,538	27,508	159,046	–	747	–	876
Equity and credit contracts	–	–	2,632	2,632	–	291	–	170
	–	131,538	74,373	205,911	–	3,363	–	1,709

2018
Exchange rate contracts	–	–	51,076	51,076	–	4,349	–	551
Interest rate contracts	–	154,106	30,646	184,752	–	694	–	871
Equity and credit contracts	–	–	2,923	2,923	–	278	–	172
	–	154,106	84,645	238,751	–	5,321	–	1,594

c) Analysis of derivatives designated as hedges

The Santander UK group applies hedge accounting on both a fair value and cash flow basis depending on the nature of the underlying exposure. We establish the hedge ratio by matching the notional of the derivative with the underlying position being hedged. Only the designated risk is hedged and therefore other risks, such as credit risk are managed but not hedged. For interest rate hedges, the designated hedged risk is determined with reference to the underlying benchmark rate.

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

206	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

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

The Santander UK group is exposed to changes in fair value of financial assets and liabilities due to movements in market interest rates and / or FX rates. These exposures arise from holding either fixed rate assets and liabilities or non-GBP denominated assets and liabilities. These exposures are managed by entering into interest rate swaps and cross currency swaps.

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

Cash flow hedges

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

LIBOR Reform

As described above, the Santander UK group designates both fair value and cash flow hedges with reference to the underlying benchmark rate. Where these benchmark rates are subject to uncertainty as a result of LIBOR reform (as explained in Note 1) we have early adopted the amendments to IAS 39 which provide temporary relief from applying specific hedge accounting requirements to those affected hedge relationships. Hedge relationships that are impacted comprise fair value hedges where fixed rate exposures are hedged to a benchmark rate subject to reform and cash flow hedges, where future hedged cash flows are benchmarked to interest rates impacted by the reform. It is assumed that the cash flows will remain highly probable and that the hedge relationship will remain highly effective. The table below shows the notional value of hedging instruments by benchmark interest rate impacted by the reform.

				Group

	GBP	USD

	LIBOR	LIBOR	Other	Total

2019	£m	£m	£m	£m
Total notional value of hedging instruments:
– Cash flow hedges	23,396	8,001	–	31,397
– Fair value hedges	53,244	5,070	1,187	59,501
	76,640	13,071	1,187	90,898
Maturing after 31 December 2021:
– Cash flow hedges	11,773	2,644	–	14,417
– Fair value hedges	16,455	1,897	740	19,092
	28,228	4,541	740	33,509

Hedge effectiveness measurement and possible sources of hedge ineffectiveness

Hedge effectiveness is assessed by using either dollar offset or linear regression techniques to compare changes in the fair value of the hedged item attributable to changes in the designated hedged risk and the hedging instrument. For cash flow hedges, a hypothetical derivative method is used to model the cash flows of the hedged item.

Possible sources of hedge ineffectiveness arise from differences in discounting and timing of cash flows between the hedged item and hedging instrument, basis risk, hedging derivatives with a non-zero fair value upon designation and counterparty credit risk.

Santander UK Group Holdings plc	207

Annual Report 2019 | Financial statements

Maturity profile and average price/rate of hedging instruments

The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group

			>1 and ≤3	>3 and ≤12	>1 and ≤5

2019	Hedging Instruments	≤1 month	months	months	years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts – Notional amount (£m)	4,354	5,804	27,405	43,652	13,099	94,314
	Average fixed interest rate – GBP	0.77%	0.90%	0.88%	1.33%	3.00%
	Average fixed interest rate – EUR	(0.41)%	0.29%	2.21%	1.36%	2.36%
	Average fixed interest rate – USD	–	1.54%	1.99%	2.69%	4.56%
Interest rate/FX risk	Exchange rate contracts – Notional amount (£m)	–	755	–	317	410	1,482
	Interest rate contracts – Notional amount (£m)	–	–	–	18	218	236
	Average GBP – EUR exchange rate	–	–	–	1.1781	1.1603
	Average GBP – USD exchange rate	–	1.5110	–	–	–
	Average fixed interest rate – EUR	–	–	–	3.52%	2.12%
	Average fixed interest rate – USD	–	2.38%	–	–	–
Cash flow hedges:
Interest rate risk	Interest rate contracts – Notional amount (£m)	–	339	1,066	4,671	500	6,576
	Average fixed interest rate – GBP	–	0.76%	0.82%	1.46%	0.40%
FX risk	Exchange rate contracts – Notional amount (£m)	1,187	2,119	3,758	5,217	–	12,281
	Interest rate contracts – Notional amount (£m)	–	–	–	755	–	755
	Average GBP – JPY exchange rate	–	145.9275	143.0857	140.8152	–
	Average GBP – EUR exchange rate	–	1.1444	1.1167	1.1526	–
	Average GBP – USD exchange rate	1.2856	1.2624	1.2925	1.2991	–
Equity risk	Equity derivative contracts – Notional amount (£m)	–	–	7	41	1	49
Interest rate/FX risk	Exchange rate contracts – Notional amount (£m)	812	–	3,367	8,009	4,033	16,221
	Interest rate contracts – Notional amount (£m)	–	–	3,121	4,829	2,170	10,120
	Average GBP – EUR exchange rate	1.2742	–	1.1689	1.3114	1.2090
	Average GBP – USD exchange rate	–	–	1.5357	1.5811	1.4499
	Average fixed interest rate – GBP	2.49%	–	2.16%	2.87%	2.96%

2018
Fair value hedges:
Interest rate risk	Interest rate contracts – Notional amount (£m)	6,162	8,411	14,611	39,508	15,652	84,344
	Average fixed interest rate – GBP	0.63%	0.79%	1.06%	1.59%	2.85%
	Average fixed interest rate – EUR	(0.22)%	0.67%	0.91%	1.09%	1.26%
	Average fixed interest rate – USD	1.51%	1.31%	1.34%	2.68%	2.18%
Interest rate/FX risk	Exchange rate contracts – Notional amount (£m)	392	1,295	–	1,101	222	3,010
	Interest rate contracts – Notional amount (£m)	392	1,295	–	90	301	2,078
	Average GBP – EUR exchange rate	–	–	–	1.1827	1.1682
	Average GBP – USD exchange rate	1.5800	1.3325	–	1.5110	–
	Average fixed interest rate – EUR	–	–	–	3.89%	3.92%
	Average fixed interest rate – USD	3.62%	2.50%	–	2.38%	7.95%
Cash flow hedges:
Interest rate risk	Interest rate contracts – Notional amount (£m)	–	1,715	1,991	3,100	–	6,806
	Average fixed interest rate – GBP	–	0.73%	0.73%	1.33%	–
FX risk	Exchange rate contracts – Notional amount (£m)	3,916	2,552	2,961	5,596	–	15,025
	Interest rate contracts – Notional amount (£m)	–	–	–	785	–	785
	Average GBP – JPY exchange rate	–	147.2149	146.3718	145.3191	–
	Average GBP – EUR exchange rate	–	–	1.2803	1.1349	–
	Average GBP – USD exchange rate	1.3035	1.3067	1.3099	1.3049	–
Equity risk	Equity derivative contracts – Notional amount (£m)	–	–	37	32	–	69
Interest rate/FX risk	Exchange rate contracts – Notional amount (£m)	–	–	1,773	11,481	5,622	18,876
	Interest rate contracts – Notional amount (£m)	–	–	784	7,562	2,871	11,217
	Average GBP – EUR exchange rate	–	–	1.2523	1.2707	1.2167
	Average GBP – USD exchange rate	–	–	1.6333	1.5447	1.5109
	Average fixed interest rate – GBP	–	–	2.34%	2.66%	2.90%

208	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

			Group

	2019	2018	2017

	£m	£m	£m
Fair value hedging:
(Losses)/gains on hedging instruments	(360)	4	56
Gains/(losses) on hedged items attributable to hedged risks	414	75	(2)
Fair value hedging ineffectiveness	54	79	54
Cash flow hedging ineffectiveness	(46)	(45)	(49)
	8	34	5

Hedge ineffectiveness can be analysed by risk category as follows:

						Group

			2019			2018

	Change in FV of hedging	Change in FV of	Recognised in income	Change in FV of hedging	Change in FV of	Recognised in income

	instruments	hedged items	statement	instruments	hedged items	statement

	£m	£m	£m	£m	£m	£m
Fair value hedges:
Interest rate risk	(264)	284	20	26	15	41
Interest rate/FX risk	(96)	130	34	(22)	60	38
	(360)	414	54	4	75	79

									Group

					2019				2018

		Hedging Instruments				Hedging Instruments

									Reclassified

				Recognised	Reclassified			Recognised	from

			Recognised	in income	from reserves	Change	Recognised	in income	reserves to

	Income statement line item	Change in FV	in OCI	statement	to income	in FV	in OCI	statement	income

	affected by reclassification	£m	£m	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk	Net interest income	34	(33)	1	13	20	(14)	6	26
FX risk	Net interest income/net trading and other income	(333)	329	(4)	(316)	17	(19)	(2)	9
Equity risk	Operating expenses	(7)	7	–	(9)	(16)	16	–	(10)
Interest rate/FX risk	Net interest income/net trading and other income	(604)	561	(43)	(709)	722	(771)	(49)	726
		(910)	864	(46)	(1,021)	743	(788)	(45)	751

In 2019, cash flow hedge accounting of £4m (2018: £12m) had to cease due to foreign currency denominated cash flows relating to IT project expenditure no longer being expected to occur.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group

	2019	2018

	£m	£m
Balance at 1 January	322	285
Effective portion of changes in fair value:
– Interest rate risk	33	14
– Foreign currency risk	(329)	19
– Equity risk	(7)	(16)
– Interest rate/foreign currency risk	(561)	771
	(864)	788
Income statement transfers:
– Interest rate risk	(13)	(26)
– Foreign currency risk	316	(9)
– Equity risk	9	10
– Interest rate/foreign currency risk	709	(726)
	1,021	(751)
Balance at 31 December	479	322

Santander UK Group Holdings plc	209

Annual Report 2019 | Financial statements

Hedged exposures

Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group

					2019					2018

		Accumulated amount of FV hedge			Change in		Accumulated amount of FV hedge			Change in

			adjustments		value to				adjustments	value to

			Portfolio		calculate			Portfolio		calculate

			hedge of	Of which	hedge			hedge of	Of which	hedge

		Hedged	interest	Discontinued	ineffective-	Carrying	Hedged	interest	Discontinued	ineffective-

	Carrying value	item	rate risks	hedges	ness	value	item	rate risks	hedges	ness

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	43,098	–	870	630	258	42,075	–	638	729	(149)
Other financial assets at amortised cost	6,627	–	142	121	83	6,640	–	59	–	59
Reverse repos – non trading	17,121	–	(2)	–	(2)	10,954	–	–	–	–
Other financial assets at FVOCI	5,944	102	–	82	125	7,429	10	–	123	(46)
Deposits by customers	(6,261)	–	4	–	3	(702)	–	1	–	–
Deposits by banks	(517)	(16)	–	(17)	(1)	(516)	(15)	–	(23)	9
Debt securities in issue	(11,782)	(388)	(166)	(311)	(163)	(11,920)	(199)	(191)	(369)	121
Subordinated liabilities	(707)	(181)	(48)	(204)	(19)	(694)	(161)	(52)	(223)	21
Interest rate/FX risk:
Other financial assets at FVOCI	241	3	–	–	(4)	18	–	–	–	–
Debt securities in issue	(1,396)	(135)	–	(122)	136	(3,192)	(170)	–	(179)	37
Subordinated liabilities	7	7	–	7	(2)	9	9	–	9	23
	52,375	(608)	800	186	414	50,101	(526)	455	67	75

							Group

				2019			2018

				Balances on cash			Balances on cash

				flow hedge			flow hedge

		Change in value to	Cash flow	reserve for	Change in value to	Cash flow	reserve for

		calculate hedge	hedge	discontinued	calculate hedge	hedge	discontinued

		ineffectiveness	reserve	hedges	ineffectiveness	reserve	hedges

	Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:	Loans and advances to customers	(34)	21	(11)	(19)	(4)	(2)
	Loans and advances to banks	(2)	–	–	–	(2)	–
	Deposits by banks	3	(2)	–	6	(1)	–
	Debt securities in issue	–	–	–	(1)	–	–
FX risk:	Other financial assets at FVOCI	(122)	3	–	199	(1)	–
	Not applicable – highly probable forecast transactions	267	2	–	(1)	–	–
	Deposits by customers	3	–	–	–	–	–
	Deposits by banks	4	–	–	–	–	–
	Debt securities in issue	177	(3)	–	(217)	21	3
Equity risk:	Other liabilities	7	(2)	(1)	16	(3)	(2)
Interest rate/FX risk:	Debt securities in issue/loans and advances to customers	630	280	20	(564)	233	50
	Subordinated liabilities/loans and advances to customers	(69)	180	–	(207)	79	–
		864	479	8	(788)	322	49

210	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group

	2019	2018

	£m	£m
Loans and advances to customers:
Loans to housing associations	12	13
Other loans	528	496
	540	509
Debt securities	298	3,263
Equity securities	135	93
Reverse repurchase agreements – non trading	–	2,272
	973	6,137

For the Santander UK group, other financial assets at FVTPL comprised £465m (2018: £1,521m) of financial assets designated at FVTPL and £509m (2018: £4,616m) of financial assets mandatorily held at FVTPL.

Loans and advances to customers principally represented other loans, being a portfolio of roll-up mortgages and deferred consideration following the partial sale of the portfolio. These are managed, and have their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss.

In 2019 £2.1bn of senior tranches of credit linked notes related to an SRT securitisation, which were previously classified as debt securities in the table above, were presented on a net basis. This followed a deed of amendment, including a legal right of set-off between the principal amounts of the senior tranches of credit linked notes and the related cash deposits included as collateral in Note 21. At 31 December 2019 the amount of this netting was £1.5bn.

The net (loss)/gain in the year attributable to changes in credit risk for loans and advances at fair value through profit or loss was £nil (2018: £(1)m, 2017: £49m). The cumulative net loss attributable to changes in credit risk for loans and advances at fair value through profit or loss at 31 December 2019 was £2m (2018: £2m).

13. LOANS AND ADVANCES TO CUSTOMERS

		Group

	2019	2018

	£m	£m
Loans secured on residential properties	165,645	158,248
Corporate loans	27,043	27,819
Finance leases	6,264	6,821
Secured advances	–	–
Other unsecured loans	7,188	7,554
Amounts due from fellow Banco Santander subsidiaries and joint ventures	2,204	1,997
Loans and advances to customers	208,344	202,439
Credit impairment loss allowances on loans and advances to customers	(785)	(751)
RV and voluntary termination provisions on finance leases	(61)	(69)
Net loans and advances to customers	207,498	201,619

For movements in expected credit losses, see the Credit risk section of the Risk review. The contractual amount outstanding on financial assets that were written off in the year and are still subject to enforcement activity was £72m (2018: £76m).

Finance lease and hire purchase contract receivables may be analysed as follows:

						Group

			2019			2018

		Unearned			Unearned

	Gross	finance	Net	Gross	finance	Net

	investment	income	investment	investment	income	investment

	£m	£m	£m	£m	£m	£m
No later than one year	2,650	(371)	2,279	3,730	(210)	3,520
Later than one year and not later than two years	1,829	(207)	1,622	1,839	(148)	1,691
Later than two years and not later than three years	1,047	(119)	928	1,056	(87)	969
Later than three years and not later than four years	473	(54)	419	488	(39)	449
Later than four years and not later than five years	41	(4)	37	32	(4)	28
Later than five years	1,116	(137)	979	210	(46)	164
	7,156	(892)	6,264	7,355	(534)	6,821

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,219m (2018: £1,034m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of £nil (2018: £nil, 2017: £5m) was earned during the year, which was classified in ‘Interest and similar income’. Finance income on the net investment in finance leases was £299m (2018: £346m, 2017: £201m).

Finance lease receivable balances are secured over the asset leased. The Santander UK group is not permitted to sell or repledge the asset in the absence of default by the lessee. The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.

Included within loans and advances to customers are advances assigned to bankruptcy remote structured entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and mortgage-backed or other asset-backed securities issued by the Santander UK group. For more, see Note 14.

Santander UK Group Holdings plc	211

Annual Report 2019 | Financial statements

14. SECURITISATIONS AND COVERED BONDS

The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection vehicles that are described in more detail in Note 19.

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

Santander UK plc and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Santander UK plc and its subsidiaries have no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by Santander UK plc or its subsidiaries at the time of transfer are breached and, in certain cases, if there is a product switch or further advance, if a securitised loan is in arrears for over two months or if a securitised loan does not comply with regulatory requirements.

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

c) Analysis of securitisations and covered bonds

The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2019 and 2018 are listed below.

					Notes issued to Santander UK

		Gross assets	External notes in issue		plc/subsidiaries as collateral

	2019	2018	2019	2018	2019	2018

	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
– Holmes	4,262	4,414	1,931	3,182	463	463
– Fosse	3,708	4,646	295	199	1,404	34
– Langton	3,076	3,034	–	–	2,354	2,354
	11,046	12,094	2,226	3,381	4,221	2,851
Other asset-backed securitisation structures:
– Motor	490	1,055	324	738	197	374
– Auto ABS UK Loans	1,532	1,468	1,229	1,212	368	316
	2,022	2,523	1,553	1,950	565	690
Total securitisation programmes	13,068	14,617	3,779	5,331	4,786	3,541
Covered bond programmes:
– Euro 35bn Global Covered Bond Programme	23,323	21,578	19,004	18,653	–	–
Total securitisation and covered bond programmes	36,391	36,195	22,783	23,984	4,786	3,541
Less: held by Santander UK group:
– Euro 35bn Global Covered Bond Programme			–	(539)
Total securitisation and covered bond programmes (See Note 25)			22,783	23,445

212	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

The following table sets out the internal and external issuances and redemptions in 2019 and 2018 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions

	2019	2018	2019	2018	2019	2018	2019	2018

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
– Holmes	–	0.1	–	1.8	–	–	1.1	0.1
– Fosse	1.4	–	0.1	–	–	–	–	0.4
Other asset-backed securitisation structures:
– Motor	–	–	–	–	0.2	0.1	0.4	0.1
– Auto ABS UK Loans	0.1	–	0.2	0.4	0.1	–	0.2	0.4
Covered bond programme	–	–	2.9	4.3	0.5	0.5	1.5	1.9
	1.5	0.1	3.2	6.5	0.8	0.6	3.2	2.9

Holmes Funding Ltd has a beneficial interest of £2.1bn (2018: £3.2bn) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.

Fosse Funding (No. 1) Ltd has a beneficial interest of £1.7bn (2018: £0.2bn) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.

Langton Funding (No.1) Ltd has a beneficial interest of £2.4bn (2018: £2.3bn) in the residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd belongs to Santander UK plc.

The Holmes securitisation companies have cash deposits of £283m (2018: £218m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.

Fosse Master Issuer plc has cash deposits of £nil (2018: £nil), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.

15. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

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

The Santander UK group securitisation transfers do not qualify for derecognition. The Santander UK group remains exposed to credit risks arising from the mortgage loans or credit agreements and has retained control of the transferred assets. Circumstances in which the Santander UK group has continuing involvement in the transferred assets may include retention of servicing rights over the transferred assets, entering into a derivative transaction with the securitisation vehicle, retaining an interest in the securitisation vehicle or providing a cash reserve fund. Where the Santander UK group has continuing involvement it continues to recognise the transferred assets to the extent of its continuing involvement and recognises an associated liability. The net carrying amount of the transferred assets and associated liabilities reflects the rights and obligations that the Santander UK group has retained.

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group

		2019		2018

	Assets	Liabilities	Assets	Liabilities

Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	7,592	(6,739)	7,642	(7,188)
Securities lending agreements	195	(143)	144	(120)
Securitisations (See Notes 14 and 25)	9,992	(3,779)	11,583	(5,331)
	17,779	(10,661)	19,369	(12,639)

Santander UK Group Holdings plc	213

Annual Report 2019 | Financial statements

16. REVERSE REPURCHASE AGREEMENTS – NON TRADING

		Group

	2019	2018

	£m	£m
Agreements with banks	2,161	3,254
Agreements with customers	21,475	17,873
	23,636	21,127

17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group

	2019	2018

	£m	£m
Asset backed securities	532	719
Debt securities	6,524	6,509
	7,056	7,228

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

18. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

		Group

	2019	2018

	£m	£m
Debt securities	9,691	13,229
Loans and advances to customers	56	73
	9,747	13,302

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

214	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

19. INTERESTS IN OTHER ENTITIES

		Group

	2019	2018

	£m	£m
Joint ventures	117	88
	117	88

The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated and domiciled in the UK and a number of subsidiaries and joint ventures held directly and indirectly by the Company. The Company has no individually significant associates. Details of subsidiaries, joint ventures and associates are set out in the Shareholder Information section.

a) Interests in subsidiaries

The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. SFS has branch offices in Jersey and the Isle of Man.

Subsidiaries with significant non-controlling interests

The only subsidiary with significant non-controlling interests is PSA Finance UK Limited, which operates in the UK. In 2019 and 2018, the proportion of ownership interests and voting rights held by non-controlling interests was 50%.

	2019	2018

	£m	£m
Profit attributable to non-controlling interests	19	22
Accumulated non-controlling interests of the subsidiary	160	151
Dividends paid to non-controlling interests	12	22
Summarised financial information:
– Total assets	3,228	3,289
– Total liabilities	2,905	2,987
– Profit for the year	40	43
– Total comprehensive income for the year	40	43

Santander UK Group Holdings plc	215

Annual Report 2019 | Financial statements

Interests in consolidated structured entities

Structured entities are formed by Santander UK to accomplish specific and well-defined objectives. Santander UK consolidates these structured entities when the substance of the relationship indicates control, as described in Note 1. In addition to the structured entities disclosed in Note 14 which are used for securitisation and covered bond programmes, the only other structured entities consolidated by Santander UK are described below. All the external assets and liabilities in these entities are included in the financial statements and in relevant Notes. Other than as set out below, no significant judgements were required with respect to control or significant influence.

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

ii) Motor Securities 2018-1 Designated Activity Company (Motor 2018)

Motor 2018 is a credit protection entity, and a Designated Activity Company limited by shares, incorporated in Ireland. It has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans. The entity has been consolidated as Santander UK holds a variable interest by retaining the junior tranche of notes issued by the entity.

b) Interests in joint ventures

Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In 2019, Santander UK’s share in the profit after tax of its joint ventures was £30m (2018: £15m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2019, the carrying amount of Santander UK’s interest was £117m (2018: £88m). At 31 December 2019 and 2018, the joint ventures had no commitments and contingent liabilities.

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

i) Santander (UK) Common Investment Fund

The Santander (UK) Common Investment Fund (the Fund) is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by Santander UK, but its assets of £12,446m (2018: £11,433m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 28. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.

ii) Credit protection entities

Santander UK has established four (2018: three) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans.

Senior credit linked notes, which amounted to £3,766m (2018: £3,053m), are issued to, and held by, Santander UK. Junior credit linked notes, which amounted to £825m (2018: £408m), are all held by third party investors and suffer the first losses incurred in the referenced portfolios. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection.

£110m (2018: £3,053m) of the senior credit linked notes are presented on a gross basis and included within ‘Other financial assets at fair value through profit or loss’ on the balance sheet (see Note 12). Deposits and associated guarantees relating to the senior notes are included within ‘Other financial liabilities at fair value through profit or loss’ (see Note 21). The remainder of the senior credit linked notes, along with the deposits and associated guarantees, are presented on a net basis, to reflect a legal right of set-off between the principal amounts of senior notes and the cash deposits. Deposits and associated guarantees in respect of the junior credit linked notes are included within ‘Deposits by customers’ (see Note 22).

The entities are not consolidated by Santander UK because the third party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities. No assets are transferred to, or income received from, these vehicles. Since the credit linked notes (including those held by Santander UK) are fully cash collateralised, Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the credit protection entities in connection with the credit protection outlined above.

Structured entities not sponsored by the Santander UK group

Santander UK also has interests in structured entities which it does not sponsor or control. These consist of holdings of mortgage and other asset backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. These securities comprise the asset backed securities included in Note 17. Management has concluded that the Santander UK group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

216	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

20. INTANGIBLE ASSETS

a) Goodwill

			Group

		Accumulated

	Cost	impairment	Net book value

	£m	£m	£m
At 31 December 2018, 1 January 2019 and 31 December 2019	1,285	(82)	1,203

Impairment of goodwill

In 2019 and 2018, no impairment of goodwill was recognised. Impairment testing in respect of goodwill allocated to each cash-generating unit (CGU) is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the CGUs are based on customer groups within the relevant business divisions.

The cash flow projections for each CGU are based on the five-year plan prepared for regulatory purposes, based on Santander UK’s 3-Year Plan and approved by the Santander UK plc Board. The assumptions included in the expected future cash flows for each CGU take into consideration the UK economic environment and financial outlook within which the CGU operates. The base case economic scenario used in the 3-Year Plan includes key assumptions such as projected house price and GDP growth rates, the level and change in unemployment rates in the UK and the forecast Bank of England base rates. For more on Santander UK’s base case economic scenario, including information on our forecasting approach and the assumptions in place at 31 December 2019, see the Credit risk – Santander UK group level section of the Risk review.

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

	Goodwill		Discount rate		Growth rate(1)

	2019	2018	2019	2018	2019	2018

CGU	£m	£m	%	%	%	%
Personal financial services	1,169	1,169	9.8	10.5	3	2
Private banking	30	30	9.8	10.5	4	2
Other	4	4	9.8	10.5	3	2
	1,203	1,203

(1)	Average growth rate based on the five-year plan for the first five years and a growth rate of 1.6% (2018: 1.6%) applied thereafter.

In 2019, the discount rate decreased by 0.7 percentage points to 9.8% (2018: 10.5%). The decrease reflected changes in current market and economic conditions. In 2019, the change in growth rates reflected Santander UK’s updated strategic priorities in the context of forecast economic conditions.

b) Other intangibles

			Group

		Accumulated

		amortisation/

	Cost	impairment	Net book value

	£m	£m	£m
At January 2019	1,099	(488)	611
Additions	178	–	178
Disposals	(14)	–	(14)
Charge	–	(192)	(192)
Impairment	–	(10)	(10)
At 31 December 2019	1,263	(690)	573

At 1 January 2018	962	(423)	539
Additions	213	–	213
Write offs	(76)	76	–
Charge	–	(141)	(141)
At 31 December 2018	1,099	(488)	611

Other intangibles consist of computer software.

Santander UK Group Holdings plc	217

Annual Report 2019 | Financial statements

21. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group

	2019	2018

	£m	£m
US$30bn Euro Medium Term Note Programme	159	165
Structured Notes Programmes	809	696
Eurobonds	137	129
Structured deposits	435	133
Collateral and associated financial guarantees	173	3,053
Repurchase agreements – non trading	–	2,110
	1,713	6,286

For the Santander UK group, all (2018: all) of the other financial liabilities at fair value through profit or loss were designated as such.

Collateral and associated financial guarantees in the table above represent collateral received, together with associated credit protection guarantees, in respect of the proceeds of the retained senior tranches of credit linked notes described in Note 12. The financial guarantees are valued using the same parameters as the related credit linked notes, such that changes in the respective valuations are offset exactly, and there is no charge or credit to the income statement. In 2019 £2.1bn of cash deposits, which were previously included within collateral and associated financial guarantees in the table above, were presented on a net basis. This followed a deed of amendment, including a legal right of set-off between the principal amounts of senior tranches of credit linked notes, classified as debt securities in Note 12, and the cash deposits. At 31 December 2019 the amount of this netting was £1.5bn. For more, see ‘Credit protection entities’ in Note 19.

Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £77m (2018: £84m gain, 2017: £29m loss). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2019 was £nil (2018: £77m).

At 31 December 2019, the amount that would be required to be contractually paid at maturity of the securities above was £4m lower (2018: £128m lower) than the carrying value.

22. DEPOSITS BY CUSTOMERS

		Group

	2019	2018

	£m	£m
Current and demand accounts	90,332	87,316
Savings accounts(1)	69,319	69,102
Time deposits	18,121	16,204
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,234	1,070
	179,006	173,692

(1)

Includes equity index-linked deposits of £1,139m (2018: £1,176m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,139m and £18m (2018: £1,176m and £28m) respectively.

23. DEPOSITS BY BANKS

		Group

	2019	2018

	£m	£m
Items in the course of transmission	337	262
Deposits held as collateral	2,175	4,058
Other deposits(1)	11,847	13,504
	14,359	17,824

(1)	Includes drawdown from the TFS of £10.8bn (2018: £10.8bn).

24. REPURCHASE AGREEMENTS – NON TRADING

		Group

	2019	2018

	£m	£m
Agreements with banks	10,227	5,865
Agreements with customers	8,059	5,045
	18,286	10,910

218	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

25. DEBT SECURITIES IN ISSUE

		Group

	2019	2018

	£m	£m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	4,679	7,229
– Euro 30bn Euro Medium Term Note Programme	5,175	5,348
– US SEC-registered – Santander UK Group Holdings plc	5,763	5,841
– US SEC-registered – Santander UK plc	5,891	7,649
– US$20bn Commercial Paper Programmes	3,014	3,131
	24,522	29,198
Euro 35bn Global Covered Bond Programme (See Note 14)	19,004	18,114
Certificates of deposit	2,806	3,221
Credit linked notes	60	42
Securitisation programmes (See Note 14)	3,779	5,331
	50,171	55,906

The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group Holdings plc has been downstreamed to our operating company Santander UK plc.

26. SUBORDINATED LIABILITIES

		Group

	2019	2018

	£m	£m
£325m Sterling Preference Shares	344	344
Undated subordinated liabilities	581	574
Dated subordinated liabilities	2,603	2,683
	3,528	3,601

The above securities will, in the event of the winding up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination amongst each of the subordinated liabilities upon a winding up of the issuer is specified in their respective terms and conditions.

In 2019 and 2018, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

Undated subordinated liabilities

			Group

		2019	2018

	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
7.375% 20 Year Step-up perpetual callable subordinated notes	2020	15	16
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	361	353
		581	574

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

Dated subordinated liabilities

			Group

		2019	2018

	Maturity	£m	£m
5% Subordinated notes (US$1,500m)	2023	1,132	1,173
4.75% Subordinated notes (US$1,000m)	2025	763	791
7.95% Subordinated notes (US$1,000m)	2029	280	278
6.50% Subordinated notes	2030	40	38
5.875% Subordinated notes	2031	9	9
5.625% Subordinated notes (US$500m)	2045	379	394
		2,603	2,683

The dated subordinated liabilities are redeemable in whole at the option of Santander UK plc in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Each of the subordinated liabilities issued by Santander UK Group Holdings plc has been downstreamed to Santander UK plc by means of Santander UK plc issuing equivalent subordinated liabilities to Santander UK Group Holdings plc.

Santander UK Group Holdings plc	219

Annual Report 2019 | Financial statements

27. PROVISIONS

							Group

	Conduct remediation

			FSCS and		Off–balance	Regulatory

	PPI	Other products	Bank Levy	Property	sheet ECL	and other	Total

	£m	£m	£m	£m	£m	£m	£m
At 31 December 2018	246	30	44	40	56	99	515
Adoption of IFRS 16 (see Note 1)	–	–	–	17	–	–	17
At 1 January 2019	246	30	44	57	56	99	532
Additional provisions (see Note 8)	169	–	87	44	22	166	488
Provisions released (see Note 8)	–	–	(5)	(21)	–	(3)	(29)
Utilisation and other(1)	(226)	(5)	(90)	(19)	–	(86)	(426)
Recharge(2)	–	–	12	–	–	–	12
At 31 December 2019	189	25	48	61	78	176	577
To be settled:
– Within 12 months	189	18	48	45	78	172	550
– In more than 12 months	–	7	–	16	–	4	27
	189	25	48	61	78	176	577

(1)

Utilisation and other included a transfer from ‘PPI’ to ‘Regulatory and other’ in respect of an ongoing legal dispute. No further information has been provided on the basis it would be seriously prejudicial.

(2)	This relates to a recharge in respect of the UK Bank Levy paid on behalf of other UK entities of Banco Santander SA.

a) Conduct remediation

The amounts in respect of conduct remediation comprise the estimated cost of making redress payments, including related costs, with respect to the past sales or administration of products. The provision for conduct remediation represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs.

(i) Payment Protection Insurance (PPI)

The FCA set a deadline of 29 August 2019 for PPI complaints and delivered a nationwide communications campaign to raise awareness of this deadline among consumers. In line with industry experience, we received unprecedented volumes of information requests in August 2019 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline, with the processing of these claims ongoing.

PPI assumptions

A provision for conduct remediation has been recognised to represent management’s best estimate of Santander UK’s liability in respect of misselling of PPI policies.

Given the passing of the FCA’s August 2019 time bar, the level of judgment required by management in determining appropriate assumptions has reduced. At 31 December 2019, the key assumption in calculating the provision was around the estimated number of customer complaints that would be received in respect of customers with successful information requests that were still eligible to submit a complaint.

The uphold rates are informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogenous population.

Cumulative complaints from the inception of the PPI complaints process to 31 December 2019, regardless of the likelihood of Santander UK incurring a liability and including the specific PPI portfolio of complaints referred to below, were 3.5m. This includes c.327,000 that were still being reviewed. Future expected claims were c.49,000. For every additional 10,000 inbound PPI complaints, we would expect an additional charge in the order of £4m.

2019 compared to 2018

In 2019, we charged an additional £169m in respect of PPI:

–

In Q2 2019 we reported an additional provision of £70m reflecting an increase in PPI claim volumes, additional industry activities and having considered guidance provided by the FCA and our specific approach to PPI claims, in advance of the PPI claims deadline on 29 August 2019.

–

In Q3 2019, and in line with industry experience, we received unprecedented volumes of information requests in August 2019 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline. Our best estimate of the additional provision required was £99m.

(ii) Other products

A provision for conduct remediation has also been recognised in respect of sales of other products. A number of uncertainties remain as to the eventual costs with respect to conduct remediation in respect of these products given the inherent difficulties in determining the number of customers involved and the amount of any redress to be provided to them.

The remaining provision for other conduct was £25m (2018: £30m), which primarily related to the sale of interest rate derivatives.

220	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

b) Financial Services Compensation Scheme (FSCS) and Bank Levy

(i) FSCS

The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).

Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The remaining debt due to the FSCS, that related to the failure of Bradford & Bingley plc, has now been repaid. This has enabled the FSCS to make a corresponding repayment of the balance of its loan to HM Treasury. As a result, the opening provision of £4m was released in 2019 (2018: £4m release, 2017: £1m charge), to bring the balance to £nil (2018: £4m).

(ii) UK Bank Levy

In addition to changes in UK corporation tax rates, Finance (No.2) Act 2015 reduced the UK Bank Levy rate from 0.21% via subsequent annual reductions to 0.10% from 1 January 2021. As a result, a rate of 0.15% applies for 2019 (2018: 0.16%). The cost of the UK Bank Levy for 2019 was £87m (2018: £69m, 2017: £92m). The Santander UK group paid £90m in 2019 (2018: £86m) and provided for a liability of £48m at 31 December 2019 (2018: £40m).

c) Property

Property provisions include vacant property provisions and property dilapidation provisions for leased properties within the scope of IFRS 16. Vacant property provisions are made by reference to an estimate of any expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a semi-annual basis and will normally run off over the period of the leases concerned. Where a property is disposed of earlier than anticipated, any remaining provision relating to that property is released.

Property provisions were impacted by £40m of transformation charges in 2019. These relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets. These charges largely related to restructuring of our branch network associated with the announcement made in 2019.

d) Off-balance sheet ECL

Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments.

e) Regulatory and other

Regulatory and other provisions principally comprised amounts in respect of regulatory charges (including fines), operational loss and operational risk provisions, restructuring charges and litigation and related expenses. A number of uncertainties exist with respect to these provisions given the uncertainties inherent in operational, restructuring and litigation matters that affect the amount and timing of any potential outflows with respect to which provisions have been established. These provisions are reviewed at least quarterly.

At 31 December 2019 the balance included an amount of £68m (2018: £58m) that arose from a systems related historical issue identified by Santander UK, relating to compliance with certain requirements of the Consumer Credit Act. This provision is based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice, and reflects our best estimate at 31 December 2019 of potential costs in respect of the identified issue. As detailed in Note 29, there are aspects of the issue which remain under review.

The balance also included an amount in respect of our best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 29. No further information regarding the best estimate is provided on the basis that it would be seriously prejudicial to Santander UK’s interests in connection with the dispute.

Regulatory and other provisions charged in 2019 included £65m of transformation charges in 2019, relating to the multi-year project described above in ‘c) Property’. In addition to charges largely related to the restructuring of our branch network, further charges were largely associated with the announced plans to reshape our Corporate & Commercial Banking business. Regulatory and other provisions charged in 2019 also included £68m of operational loss and operational risk provisions.

Santander UK Group Holdings plc	221

Annual Report 2019 | Financial statements

28. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

		Group

	2019	2018

	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme – surplus	670	842
Funded defined benefit pension scheme – deficit	(239)	(76)
Unfunded pension and post retirement medical benefits	(41)	(39)
Total net assets	390	727

Remeasurement losses/(gains) recognised in other comprehensive income during the year were as follows:

			Group

	2019	2018	2017

	£m	£m	£m
Pension remeasurement	523	(469)	103

a) Defined contribution pension plans

The Santander UK group operates a number of defined contribution pension plans. The assets of the defined contribution pension plans are held and administered separately from those of the Santander UK group. The majority of employees are members of a defined contribution Master Trust, LifeSight. This Master Trust is the plan into which eligible employees are enrolled automatically. The assets of the LifeSight Master Trust are held in separate trustee-administered funds.

An expense of £67m (2018: £66m, 2017: £54m) was recognised for defined contribution plans in the year and is included in staff costs classified within operating expenses (see Note 6). None of this amount was recognised in respect of key management personnel for the years ended 31 December 2019, 2018 and 2017.

b) Defined benefit pension schemes

The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the Scheme). It comprises seven legally segregated sections. The Scheme covers 11% (2018: 13%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members.

The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme. The Trustee board comprises five (2018: six) Directors selected by Santander UK Group Holdings plc, plus five (2018: six) member-nominated Directors selected from eligible members who apply for the role.

The assets of the funded schemes including the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the sections of the Scheme remains under regular review. Investment decisions are delegated by the Trustee to a common investment fund, managed by Santander (CF Trustee) Limited, a private limited company owned by five Trustee directors, three appointed by Santander UK plc and two by the Trustee. The Santander (CF Trustee) Limited directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Scheme. Ultimate responsibility for investment policy and strategy rests with the Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles. The defined benefit pension schemes expose the Santander UK group to risks such as investment risk, interest rate risk, longevity risk and inflation risk. The Santander UK group does not hold material insurance policies over the defined benefit pension schemes and has not entered into any significant transactions with them.

Formal actuarial valuations of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally-qualified actuaries and valued for accounting purposes at each balance sheet date. Each scheme’s trustee is responsible for the actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest formal actuarial valuation for the Scheme at 31 March 2019 was finalised in August 2019, with a deficit to be funded of £1,136m. The next triennial funding valuation will be at 31 March 2022. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.

The total amount charged to the income statement was as follows:

			Group

	2019	2018	2017

	£m	£m	£m
Net interest income	(24)	(7)	(5)
Current service cost	34	41	31
Past service and GMP costs	1	41	1
Administration costs	8	8	8
	19	83	35

On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and was based on a number of assumptions and the actual impact may be different. This was reflected in the income statement and in the closing net accounting surplus of the Scheme in 2018. The allowance included in the Scheme liabilities at 31 December 2019 increased by £5m to £45m (2018: £40m) to reflect the latest assumptions. This change was recognised in other comprehensive income. We continue to await implementation guidance on the judgement from the UK Government and HMRC.

222	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

The amounts recognised in other comprehensive income were as follows:

			Group

	2019	2018	2017

	£m	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	(873)	246	(435)
Actuarial losses/(gains) arising from changes in demographic assumptions	42	(56)	(151)
Actuarial (gains)/losses arising from experience adjustments	(40)	15	(11)
Actuarial losses/(gains) arising from changes in financial assumptions	1,394	(674)	700
Pension remeasurement	523	(469)	103

Movements in the present value of defined benefit scheme obligations were as follows:

		Group

	2019	2018

	£m	£m
At 1 January	(10,805)	(11,583)
Current service cost paid by Santander UK plc	(22)	(27)
Current service cost paid by other subsidiaries	(12)	(14)
Current service cost paid by fellow Banco Santander subsidiaries	–	–
Interest cost	(308)	(282)
Employer salary sacrifice contributions	(8)	(6)
Past service cost	(1)	(1)
GMP equalisation cost	–	(40)
Remeasurement due to actuarial movements arising from:
– Changes in demographic assumptions	(42)	56
– Experience adjustments	40	(15)
– Changes in financial assumptions	(1,394)	674
Benefits paid	387	433
At 31 December	(12,165)	(10,805)

Movements in the fair value of the schemes’ assets were as follows:

		Group

	2019	2018

	£m	£m
At 1 January	11,532	11,746
Interest income	332	289
Contributions paid by employer and scheme members	213	184
Contributions paid by fellow Banco Santander subsidiaries	–	–
Administration costs paid	(8)	(8)
Return on plan assets (excluding amounts included in net interest expense)	873	(246)
Benefits paid	(387)	(433)
At 31 December	12,555	11,532

Santander UK Group Holdings plc	223

Annual Report 2019 | Financial statements

The composition and fair value of the schemes’ assets by category was:

						Group

	Quoted prices in active markets		Prices not quoted in active markets		Total

2019	£m	%	£m	%	£m	%
UK equities	128	1	–	–	128	1
Overseas equities	1,742	14	933	7	2,675	21
Corporate bonds	1,333	11	444	4	1,777	15
Government fixed interest bonds	2,710	22	–	–	2,710	22
Government index–linked bonds	4,543	35	–	–	4,543	35
Property	–	–	1,332	11	1,332	11
Derivatives	–	–	94	1	94	1
Cash	–	–	984	8	984	8
Repurchase agreements(1)	–	–	(3,263)	(26)	(3,263)	(26)
Other	–	–	1,575	12	1,575	12
	10,456	83	2,099	17	12,555	100
2018
UK equities	159	1	–	–	159	1
Overseas equities	1,854	16	878	8	2,732	24
Corporate bonds	1,536	13	311	3	1,847	16
Government fixed interest bonds	2,636	23	–	–	2,636	23
Government index–linked bonds	4,248	37	–	–	4,248	37
Property	–	–	1,143	10	1,143	10
Derivatives	–	–	65	–	65	–
Cash	–	–	662	6	662	6
Repurchase agreements(1)	–	–	(2,981)	(26)	(2,981)	(26)
Other	–	–	1,021	9	1,021	9
	10,433	90	1,099	10	11,532	100

(1)	Sale and repurchase agreements net of purchase and resale agreements.

Scheme assets are stated at fair value based upon quoted prices in active markets except for property, property funds, derivatives, private equity and those classified under ‘Other’. The ‘Other’ category includes of asset-backed securities, annuities and hedge funds. The property funds were valued using market valuations prepared by an independent expert. Investments in absolute return funds that are included in the ‘Other’ category, and investments in foreign exchange, inflation, equity and interest rate derivatives that are included in the ‘Derivatives’ category, were valued by investment managers by reference to market observable data. Private equity funds were valued by reference to their latest published accounts whilst the insured annuities were valued by actuaries based on the liabilities insured.

A strategy is in place to manage interest rate and inflation risk relating to the liabilities. The Scheme also has in place an equity collar to manage equity risk and hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2019, the equity collar had a notional value of £1,560m (2018: £1,795m) and the currency futures had a notional value of £2,079m (2018: £2,112m). In 2018, the level of interest rate hedging in the Scheme was increased, and the Scheme moved from using LIBOR-based instruments to gilt-backed instruments, including through the use of total return swaps and repurchase agreements. In addition, repurchase agreements were entered into by the Scheme over an equivalent value of Government fixed interest and index-linked bonds and are therefore included in the table above.

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2019 and 2018. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

Funding

In August 2019, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and schedule of contributions following the finalisation of the 31 March 2019 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £203m in 2019 (2018: £176m) to the Scheme, of which £153m (2018: £123m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s remaining contributions to the Scheme broadly comprises contributions of £187m each year from 30 September 2019 to 31 March 2026. In addition, the Santander UK group has agreed to pay further contingent contributions should the funding position have fallen behind plan.

224	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were:

			Group

	2019	2018	2017

	%	%	%
To determine benefit obligations:
– Discount rate for scheme liabilities	2.1	2.9	2.5
– General price inflation	3.0	3.2	3.2
– General salary increase	1.0	1.0	1.0
– Expected rate of pension increase	2.9	2.9	2.9

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.3	27.3	27.4
– Females	29.8	30.1	30.1
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.9	28.7	28.9
– Females	31.3	31.6	31.7

Discount rate for scheme liabilities

The rate used to discount the retirement benefit obligation for accounting purposes is based on the annual yield at the balance sheet date of high-quality corporate bonds on that date. There are only a limited number of higher quality Sterling-denominated corporate bonds, particularly those that are longer-dated. Therefore, in order to set a suitable discount rate, we need to construct a corporate bond yield curve. The model which we use for constructing the curve uses corporate bond data but excludes most convertible and asset-backed bonds. The curve is then constructed from this data by extrapolating the horizontal forward curve from 30 years, with the level of this forward rate being the average of the fitted forward rates over the 15 to 30 year range. When considering an appropriate assumption, we project forward the expected cash flows of the Scheme and adopt a single equivalent cash flow weighted discount rate, subject to management judgement.

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

General salary increase

From 1 March 2015, a cap on pensionable pay increases of 1% each year was applied to staff in the Scheme.

Expected rate of pension increase

The pension increase assumption methodology uses a stochastic model, which is calibrated to consider both the observed historical volatility term structure and derivative pricing. The model allows for the likelihood that high or low inflation in one-year feeds into inflation remaining high or low in the next year.

Mortality assumptions

The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S3 Medium all pensioner mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. For future improvements, the CMI 2018 projection model was adopted, with model parameters selected having had regard to the Scheme’s membership profile with an initial addition to improvements of 0.15% per annum, together with a long-term rate of future improvements to life expectancy of 1.25% for male and female members. Both of these are published by the Continuous Mortality Investigation.

In 2019, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the Trustee as part of the 2019 triennial valuation and a separate review conducted on early retirement experience. These reviews resulted in changes in the assumptions for commutation, family statistics and early retirement, in addition to the changes described above for mortality. At 31 December 2019, these changes combined had a negative impact of £44m on the accounting surplus.

Actuarial assumption sensitivities

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase

Assumption	Change in pension obligation at year-end from	2019 £m	2018 £m
Discount rate	25 bps increase	(564)	(483)
General price inflation	25 bps increase	407	350
Mortality	Each additional year of longevity assumed	419	335

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

Santander UK Group Holdings plc	225

Annual Report 2019 | Financial statements

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2020	332
2021	308
2022	330
2023	343
2024	364
Five years ending 2029	2,083

The average duration of the defined benefit obligation at 31 December 2019 was 18.8 years (2018: 19.1 years).

29. CONTINGENT LIABILITIES AND COMMITMENTS

		Group

	2019 £m	2018 £m
Guarantees given to third parties	1,198	1,611
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	18,256	8,560
– Later than one year	22,154	31,566
	41,608	41,737

For segmental and credit risk staging analysis relating to off-balance sheet exposures, see the credit quality table in the ‘Santander UK group level – credit risk review’ section.

At 31 December 2019, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 27 for further details. For segmental and credit risk staging analysis relating to off-balance sheet exposures, see the credit quality table in the ‘Santander UK group level – credit risk review’ section.

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Capital support arrangements

From 1 January 2019, following the implementation of ring-fencing, Santander UK plc, Cater Allen Limited and certain other non-regulated subsidiaries within the ring-fenced bank entered into a capital support deed dated 13 November 2018 (the RFB Sub-Group Capital Support Deed). The parties to the RFB Sub-Group Capital Support Deed are permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which will expire on 31 December 2021. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breaches or is at risk of breaching its capital resources requirements or risk concentrations requirements.

Prior to 1 January 2019, Santander UK plc, SFS and Cater Allen Limited, which are the PRA-regulated entities within the Santander UK Group Holdings plc group, were party to a capital support deed dated 23 December 2015 (the Capital Support Deed 2015) with Santander UK Group Holdings plc and certain other non-regulated subsidiaries of Santander UK plc. The core UK group permission as supported by the Capital Support Deed 2015 expired on 31 December 2018.

From 1 January 2019 as a result of ring-fencing, Santander UK Group Holdings plc, SFS and Santander Equity Investments Limited entered into a Capital Support Deed dated 13 November 2018 (the NRFB Capital Support Deed) which expires on 31 December 2021. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breached or was at risk of breaching its capital resources requirements or risk concentrations requirements.

Other than the change of the entities in scope, the purpose of the RFB Sub-Group Capital Support Deed and the NRFB Capital Support Deed is the same as the previous Capital Support Deed 2015.

Liquidity support arrangements

From 1 January 2019, following the implementation of ring-fencing, we monitor and manage liquidity risk for the Santander UK plc group and its former subsidiary SFS separately. Under this model, and the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows the entities to collectively meet regulatory requirements for the purpose of managing liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.

Prior to 1 January 2019, Santander UK plc, SFS and Cater Allen Limited formed the Domestic Liquidity Sub-group (the DoLSub), which allowed those entities to collectively meet regulatory liquidity requirements. The RFB DoLSub permission granted with effect from 1 January 2019 withdrew SFS from the previous DoLSub.

Guarantees given to third parties

Guarantees given to third parties consist primarily of letters of credit, bonds and guarantees granted as part of normal product facilities which are offered to customers.

226	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

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

FSCS

As described in Note 27, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. If the FSCS significantly increase the levies to be paid by firms, the associated costs to the Santander UK group would rise.

Loan representations and warranties

In connection with the securitisations and covered bond transactions described in Note 14, the Santander UK group entities selling the relevant loans into the applicable securitisation or covered bond portfolios make representations and warranties with respect to such loans, in each case as of the date of the sale of the loans into the applicable portfolio. These representations and warranties cover, among other things, the ownership of the loan by the relevant Santander UK group entity, absence of a material breach or default by the relevant borrower under the loan, the loan’s compliance with applicable laws and absence of material disputes with respect to the relevant borrower, asset and loan. The specific representations and warranties made by Santander UK group companies which act as sellers of loans in these securitisations and covered bond transactions depend in each case on the nature of the transaction and the requirements of the transaction structure. In addition, market conditions and credit rating agency requirements may affect the representations and warranties required of the relevant Santander UK group companies in these transactions.

In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-backed securitisations or the covered bond programmes included in Note 14, or if such representations and warranties prove to be materially untrue as at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans (generally at their outstanding principal balance plus accrued interest). These securitisations and covered bond programmes are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. In addition, Santander UK plc’s credit policy explicitly prohibits such lending.

Similarly, under the auto loan securitisations in Note 14, in the event that there is a breach or inaccuracy in respect of a representation or warranty relating to the loans, the relevant Santander UK group entity who sold the auto loans into the securitisation portfolio will be required to repurchase such loans from the structure (also at their outstanding principal balance plus accrued interest). In addition to breaches of representation and warranties, under the auto loan securitisations, the seller may also have a repurchase obligation if certain portfolio limits are breached (which include, amongst other things, limits as to the size of a loan given to an individual customer, LTV ratio, average term to maturity and average seasoning).

In the case of a repurchase of a loan from the relevant securitisation or covered bond programmes, the Santander UK group may bear any subsequent credit loss on such loan. The Santander UK group manages and monitors its securitisation and covered bond activities closely to minimise potential claims.

Other legal actions and regulatory matters

Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.

In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.

Payment Protection Insurance

In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is ongoing and remains in its early stages. The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies underwritten by Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL) and involves two Santander UK plc subsidiaries, Santander Cards UK Limited and Santander Insurance Services Limited (the Santander Entities). During the relevant period, FICL and FACL were owned by Genworth Financial International Holdings, Inc. In July 2015 AXA S.A. (AXA) acquired FICL and FACL from Genworth. In July 2017, Santander UK plc notified AXA that the Santander Entities did not accept liability for losses on PPI policies relating to this period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with FICL and FACL pursuant to which it agreed to handle complaints on their behalf, and FICL and FACL agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis.

A related dispute between AXA and (1) Genworth Financial International Holdings, Inc. and (2) Genworth Financial, Inc. (Genworth) concerning, inter alia, the proper construction of an alleged obligation to make payment on demand of a sum equal to 90% of all applicable PPI mis-selling losses (the Construction Issue) in a sale and purchase agreement dated 17 September 2015 (SPA) was determined by the High Court (Court) in December 2019. The Santander Entities were joined as third parties in connection with an application for declaratory relief by Genworth. This application related to Genworth’s assertion that upon any payment to AXA under the SPA, Genworth would have rights of subrogation against the Santander Entities (the Subrogation Issue). The Court found against Genworth and in favour of AXA on the Construction Issue, and against Genworth and in favour of the Santander Entities in relation to the Subrogation Issue. In documents before the Court, AXA’s claim was stated to be £265 million as at the end of 2018, noting further significantly larger sums would be demanded. During the Court hearing in November 2019, AXA noted that it had sought further sums, bringing the outstanding sum of its claim against Genworth to around £350 million at that time, with such figure likely to increase significantly.

Genworth’s application for permission to appeal was refused by the Court. Genworth made an application for permission to appeal to the Court of Appeal on 10 January 2020. The application for permission to appeal has not yet been determined. Most recently in its US SEC filing of 27 February 2020, Genworth noted that AXA had at that date submitted invoices claiming aggregate losses of approximately US$560 million.

More generally, there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is not currently practicable to reliably predict the resolution of the matter including timing or the significance of the possible impact.

Santander UK Group Holdings plc	227

Annual Report 2019 | Financial statements

The Regulatory and other provision in Note 27 includes our best estimate of Santander UK’s liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to Santander UK’s interests in connection with the dispute.

In addition, and in relation to PPI more generally, there are legal claims being made by Claims Management Companies challenging the FCA’s industry guidance on the treatment of Plevin /recurring non-disclosure assessments. No provision has been made as it is not possible to make a reliable estimate of the possible outflow of economic resource relating to this risk.

German dividend tax arbitrage transactions

In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a feature of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.

During 2019 we have continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact.

Consumer credit

The Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations, including the CCA. Claims brought by customers in relation to these requirements, including potential breaches, could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. The CCA includes very detailed and prescriptive requirements for lenders, including in relation to post contractual information.

As described in Note 27, other provisions include an amount of £68m arising from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the CCA. This provision has been based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice. Reviews of systems, commercial agreements and the legal and regulatory position are ongoing, such that the potential for additional remedial action is still being determined. The Regulatory and other provision in Note 27 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.

Taxation

The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.

Certain leases in which the Santander UK group is or was the lessor are currently under review by HMRC in connection with claims for tax allowances. Under the terms of the lease agreements, the Santander UK group is fully indemnified in all material respects by the respective lessees for any liability arising from the disallowance of tax allowances plus accrued interest, which could be up to £146m. Whilst legal opinions have been obtained to support the Santander UK group’s position, the matter remains uncertain pending formal resolution with HMRC and any subsequent litigation. It is anticipated that the matters will move to formal litigation in 2020 as required under the terms of the leases.

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

As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, Santander UK has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 34.

Other off-balance sheet commitments

The Santander UK group has commitments to lend at fixed interest rates which expose us to interest rate risk. For more, see the Risk review.

228	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

Operating lease commitments

The table below shows the rental commitments under non-cancellable operating leases at 31 December 2018. Following the application of IFRS 16 at 1 January 2019, Santander UK now recognises a lease liability on the balance sheet to represent its obligation to make lease payments. For more information, including a reconciliation of operating lease commitments at 31 December 2018 to lease liabilities recognised at 1 January 2019, see Note 1.

Group

2018

Rental commitments under non-cancellable operating leases	£m
Not later than one year	73
Later than one year and not later than five years	114
Later than five years	60
247

The majority of leases are subject to a third party outsourcing contract which expires in December 2020 and the remainder are held directly by the Santander UK group with third party landlords. Where leases subject to the outsourcing contract expire on or after the expiry of the outsourcing contract in December 2020 and occupation is still required, negotiations will be held directly with the landlords of these properties, to agree renewal terms. Negotiations will be in accordance with a conventional landlord and tenant negotiation on lease expiry, subject to a lease renewal being available from the external landlords. Where a freehold interest in the property is held by the outsourcing company, a notice has been served under the contract confirming the properties where a new lease is required post-2020. The terms for the leases of these properties will also be negotiated during 2020. In 2018, rental expense amounted to £61m (2017: £61m), including minimum rentals of £63m (2017: £61m), offset by sub-lease rental income of £2m (2017: £nil). There was no contingent rent expense included in this amount.

30. SHARE CAPITAL

		Group

		Ordinary shares

		of £1 each

Issued and fully paid share capital	No.	£m
At 31 December 2018, 1 January 2019 and 31 December 2019	7,060,000,000	7,060

31. OTHER EQUITY INSTRUMENTS

				Group

	Interest rate %	Next call date	2019 £m	2018 £m
AT1 securities:
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
– £750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	745	745
– £300m Fixed Rate Reset Perpetual AT1 Capital Securities	7.60	n/a	–	300
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	5.33	March 2020	500	500
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	–
			2,241	2,041

Santander UK Group Holdings plc	229

Annual Report 2019 | Financial statements

AT1 securities

The securities are perpetual and pay a distribution on 24 March, June, September and December. At each distribution payment date, the Company can decide whether to pay the distribution, which is non-cumulative, in whole or in part. The distribution rate resets every five years. The securities will be automatically written down and the investors will lose their entire investment in the securities should the CET1 capital ratio of the Santander UK prudential consolidation group fall below 7%. They are redeemable at the option of the Company on their first call date or on any reset date thereafter in the cases of the 6.75% and 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities, and on any distribution payment date thereafter in the cases of the 5.33% and 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities. No such redemption may be made without the consent of the PRA.

The £500m 5.33% Fixed Rate Reset Perpetual AT1 Capital Securities and the £500m 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities were fully subscribed by the Company’s immediate parent company, Banco Santander SA. £100m of the £750m 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities were subscribed by Banco Santander SA.

In August 2019, as part of a capital management exercise, the Company purchased and redeemed the £300m 7.60% Fixed Rate Reset Perpetual AT1 Capital Securities, and issued a further £500m 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities to Banco Santander SA.

32. NON-CONTROLLING INTERESTS

	Initial interest rate %	First call date	2019 £m	2018 £m
Santander UK plc issued:
– £300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares	6.222	May 2019	–	14
– £300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	235	235
PSA Finance UK Limited			160	151
			395	400

Fixed/Floating Rate Non-Cumulative Callable Preference Shares

These shares entitled the holders to a fixed non-cumulative dividend, at the discretion of Santander UK plc, of 6.222% per annum payable annually from 24 May 2010 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The remaining preference shares were redeemed at the option of Santander UK plc on 24 May 2019.

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

230	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

33. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below shows the changes in liabilities arising from financing activities.

										Group

	2019					2018

	Balance sheet line item					Balance sheet line item

	Debt securities in issue £m	Subordinated liabilities £m	Other equity instruments £m	Dividends paid £m	Total £m	Debt securities in issue £m	Subordinated liabilities £m	Other equity instruments £m	Dividends paid £m	Total £m
At 1 January	55,906	3,601	2,041	–	61,548	48,860	3,793	2,041	–	54,694
Cash flows from financing activities	(3,839)	–	196	(434)	(4,077)	7,272	(277)	–	(1,308)	5,687
Cash flows from operating activities	(548)	–	–	–	(548)	(2,760)	(2)	–	–	(2,762)
Non–cash changes:
– Unrealised foreign exchange	(1,647)	(94)	–	–	(1,741)	(2,085)	149	–	–	(1,936)
– Other changes	299	21	4	434	758	4,619	(62)	–	1,308	5,865
At 31 December	50,171	3,528	2,241	–	55,940	55,906	3,601	2,041	–	61,548

34. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

		Group

	2019	2018

	£m	£m
On-balance sheet:
Cash and balances at central banks	1,080	1,080
Loans and advances to banks	615	402
Loans and advances to customers – securitisations and covered bonds (See Note 14)	36,225	35,694
Loans and advances to customers – other	16,315	16,402
Other financial assets at amortised cost	3,026	3,763
Financial assets at fair value through other comprehensive income	6,020	5,825
Total on–balance sheet	63,281	63,166
Total off-balance sheet	15,111	15,221

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

The Santander UK group enters into sale and repurchase agreements and similar transactions of debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Santander UK group provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at

31 December 2019 was £20,634m (2018: £17,485m), of which £2,067m (2018: £2,383m) was classified within ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds

As described in Note 14, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 31 December 2019, there were £36,391m (2018: £36,195m) of gross assets in these secured programmes and £166m (2018: £501m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.

At 31 December 2019, a total of £4,728m (2018: £4,039m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £1,581m at 31 December 2019 (2018: £1,834m), or for use as collateral for liquidity purposes in the future.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £21,639m at 31 December 2019 (2018: £25,910m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2019 £1,961m (2018: £1,681m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table.

Santander UK Group Holdings plc	231

Annual Report 2019 | Financial statements

b) Collateral accepted as security for assets

The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

		Group

	2019	2018

	£m	£m
On-balance sheet:
Deposits by banks	2,175	4,058
Total on-balance sheet	2,175	4,058
Total off-balance sheet	25,461	23,473

Purchase and resale agreements

The Santander UK group also enters into purchase and resale agreements and similar transactions of debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Santander UK group receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2019, the fair value of such collateral received was £20,444m (2018: £15,728m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £5,017m at 31 December 2019 (2018: £7,745m) and are offset by a contractual right to receive stock lent.

Derivatives business

In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2019, £2,175m (2018: £4,058m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table.

Lending activities

In addition to the collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

35. SHARE-BASED COMPENSATION

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

a) Sharesave Schemes

The Santander UK group launched its twelfth HM Revenue & Customs approved Sharesave Scheme under Banco Santander SA ownership in September 2019. The first eleven Sharesave Schemes were launched each year from 2008 to 2018 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The discount is currently 10% of the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander SA group. Participants in the scheme have six months from the date of vest to exercise the option.

The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2019		2018

	Number of options ‘000	Weighted average exercise price £	Number of options ‘000	Weighted average exercise price £
Outstanding at 1 January	26,838	3.12	27,201	3.12
Granted	9,594	2.83	6,210	3.46
Exercised	(7,978)	2.83	(3,340)	3.16
Forfeited/expired	(5,081)	3.42	(3,233)	3.76
Outstanding at 31 December	23,373	3.03	26,838	3.12
Exercisable at 31 December	2,519	3.62	10,370	2.81

The weighted average share price at the date the options were exercised was £3.18 (2018: £3.79).

232	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2019 and 2018.

		2019		2018

Range of exercise prices	Weighted average remaining contractual life Years	Weighted average exercise price £	Weighted average remaining contractual life Years	Weighted average exercise price £
£2 to £3	3	2.80	2	2.75
£3 to £4	2	3.38	3	3.36
£4 to £5	2	4.13	3	4.11

The fair value of each option at the date of grant is estimated using a partial differentiation equation model. This model uses assumptions on the share price, the EUR/GBP FX rate, the risk free interest rate, dividend yields, the expected volatility of the underlying shares and the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.49 (2018: £0.53).

At 31 December 2019, the carrying amount of liabilities arising from share-based payment transactions in the Santander UK Group Holdings plc group was £2.4m (2018: £7.7m), of which £1.4m had vested at 31 December 2019 (2018: £0.7m).

b) LTIP

In 2014 and 2015, conditional cash awards were made to certain Executive Directors, Key Management Personnel (as defined in Note 36) and other nominated individuals which are converted into shares in Banco Santander SA at the time of vesting and deferred for three years. There have been no LTIP awards granted since 2015 due to the introduction of a single variable remuneration framework across the Banco Santander group in 2016.

The LTIP plans granted in 2014 and 2015 involved a one-year performance cycle for vesting, deferred for a further three-year period dependent upon performance conditions applied. Beneficiaries were granted an initial award determined in GBP which was converted into shares in Banco Santander SA in January 2015 and January 2016 respectively based on performance over the performance cycle. The 2014 LTIP awards lapsed during 2018 due to the performance conditions not being satisfied. The 2015 LTIP vested in January 2016, was deferred over three years and was subject to performance conditions based on Banco Santander SA’s Earnings Per Share (EPS) and Return on Tangible Equity (RoTE) performance against budget. The conditions of the 2015 LTIP were met and payment was made to the remaining eligible population in March 2019 at 65.78% of the original award.

The following table summarises the movement in the value of conditional awards in the LTIPs in 2019 and 2018:

		2015 LTIP		2014 LTIP

	2019 £000	2018 £000	2019 £000	2018 £000
Outstanding at 1 January	6,374	6,503	–	1,910
Payments made	(4,578)	–	–	–
Forfeited/cancelled	(1,796)	(129)	–	(1,910)
Outstanding at 31 December	–	6,374	–	–

c) Deferred shares bonus plan

Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2018 and 2019, conditional share awards were made to employees (designated as Material Risk Takers). Such employees receive part of their annual bonus as a deferred award comprising 50% in shares, and 50% in cash. Any deferred awards are dependent on continued employment or subject to Santander’s discretion for leavers. For 2018 and 2019 bonus awards, deferral of the award is over a three, five or seven-year period from the anniversary of the initial award. Deferred bonus awards in shares are subject to an additional one-year retention period from the point of delivery.

Material Risk Takers are required to defer either 40% or 60% of any annual bonus (40% for variable pay of less than £500,000, 60% for variable pay at or above this amount). Vesting of both deferred bonus awards and long-term bonus awards is subject to risk and performance adjustment in the event of deficient performance and prudent financial control provisions.

d) Partnership Shares scheme

A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 2,396,909 shares were outstanding at 31 December 2019 (2018: 2,346,108 shares).

Santander UK Group Holdings plc	233

Annual Report 2019 | Financial statements

36. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in these financial statements reflect their remuneration in respect of the Santander UK plc group.

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the Santander UK group is set out in aggregate below.

Directors’ remuneration	2019 £	2018 £	2017 £
Salaries and fees	5,045,302	5,028,434	4,406,908
Performance-related payments(1)	3,896,382	5,194,317	3,685,464
Other fixed remuneration (pension and other allowances & non-cash benefits)	1,386,439	1,467,011	1,580,321
Expenses	42,526	25,198	96,358
Total remuneration	10,370,649	11,714,960	9,769,051

Directors’ and Other Key Management Personnel compensation	2019 £	2018 £	2017 £
Short-term employee benefits(2)	23,238,187	24,445,189	24,642,085
Post-employment benefits(3)	3,674,772	2,399,261	2,292,857
Total Compensation	26,912,959	26,844,450	26,934,942

(1)	In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 35.
(2)

There were no buy-outs of deferred performance-related payments in 2019. 2018 and 2017 exclude grants of shares in Banco Santander SA made as buy-outs of deferred performance-related payments of shares in connection with previous employment for five individuals (2018: 189,381; 2017: 603,614). 2018 and 2017 exclude payments made as buy-outs of deferred performance-related payments in connection with previous employment for one individual (2018: £266,667 for one individual; 2017: £52,100 for one individual).

(3)	Termination payments of £1,076,435 were paid in 2019 to one key management persons (2018: £847,388 for two individuals; 2017: £nil).

In 2019, the remuneration, excluding pension contributions, of the highest paid Director, was £3,725,993 (2018: £4,635,497) of which £1,989,900 (2018: £2,317,000) was performance related. In 2019, there was no pension benefit accrued for the highest paid Director but in respect of the qualifying past services to Santander UK to 31 May 2009 he has a deferred pension benefit accruing under a defined benefit scheme of £20,973 p.a. (2018: £20,402 p.a.).

b) Retirement benefits

Defined benefit pension schemes are provided to certain employees. See Note 28 for details of the schemes and the related costs and obligations. As described above, one director, being the highest paid director, has a deferred pension benefit accruing under a defined benefit scheme. Ex gratia pensions paid to former Directors of Santander UK plc in 2019, which have been provided for previously, amounted to £ 335,202 (2018: £87,300; 2017: £2,482). In 1992, the Board decided not to award any new such ex gratia pensions.

c) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel (Defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2019		2018

	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	16	3,035	7	1,216
Net movements	2	1,885	9	1,819
At 31 December	18	4,920	16	3,035

Deposit, bank and instant access accounts and investments
At 1 January	30	10,963	25	13,184
Net movements	2	1,012	5	(2,221)
At 31 December	32	11,975	30	10,963

In 2019 and 2018, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2019 and 2018, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company.

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

In 2019, loans were made to nine Directors (2018: eight Directors), with a principal amount of £1,767,066 outstanding at 31 December 2019 (2018: £65,232). In 2019, loans were made to nine Other Key Management Personnel (2018: eight), with a principal amount of £3,153,343 outstanding at 31 December 2019 (2018: £2,969,462).

In 2019 and 2018, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other Key Management Personnel or their connected persons had a material interest. In addition, in 2019 and 2018, no Director had a material interest in any contract of significance with Santander UK other than a service contract.

234	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

37. RELATED PARTY DISCLOSURES

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

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year-end:

										Group

	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2019 £m	2018 £m
Ultimate parent	(150)	(73)	(60)	334	231	321	1,817	2,737	(2,409)	(3,854)
Fellow subsidiaries	(58)	(81)	(76)	158	169	491	34	39	(500)	(591)
Associates & joint ventures	(29)	(28)	(20)	–	–	–	2,194	1,986	(930)	(718)
	(237)	(182)	(156)	492	400	812	4,045	4,762	(3,839)	(5,163)

For more on this, see ‘Balances with other Banco Santander companies’ in the Risk review. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 28.

The above transactions were made in the ordinary course of business, except those carried out with Banco Santander SA as part of our ring-fencing implementation in 2018, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

In addition, in July 2018 we transferred £1.4bn of customer loans, £21.5bn of other assets and £20.7bn of liabilities from Santander UK to Banco Santander London Branch. Of these transfers, £19.7bn of assets and £18.8bn of liabilities related to derivatives business. These transfers reduced RWAs by £5.5bn and we paid an associated dividend of £668m.

Santander UK Group Holdings plc	235

Annual Report 2019 | Financial statements

38. FINANCIAL INSTRUMENTS

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

236	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

c) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2019 and 2018 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2019, 2018 and 2017.

A

In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and property derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward house price index levels, as well as credit spreads. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity house price index levels are generally observable market data.

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

The fair values of the financial instruments arising from Santander UK’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of equity securities, volatility and prepayments. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

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

Santander UK Group Holdings plc	237

Annual Report 2019 | Financial statements

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

e) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2019 and 2018, including their levels in the fair value hierarchy – Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value. The fair value of the portfolio of UK Government debt securities, included in other financial assets at amortised cost, is the only material financial instrument categorised in Level 1 of the fair value hierarchy.

										Group

					2019					2018

	Fair value				Carrying	Fair value				Carrying

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m
Assets
Loans and advances to customers	–	–	212,007	212,007	207,498	–	–	204,391	204,391	201,619
Loans and advances to banks	–	2,039	539	2,578	2,583	–	3,028	448	3,476	3,515
Reverse repurchase agreements – non trading	–	23,634	–	23,634	23,636	–	21,130	–	21,130	21,127
Other financial assets at amortised cost	6,575	535	–	7,110	7,056	6,390	720	–	7,110	7,228
	6,575	26,208	212,546	245,329	240,773	6,390	24,878	204,839	236,107	233,489
Liabilities
Deposits by customers	–	96	179,040	179,136	179,006	–	21	173,762	173,783	173,692
Deposits by banks	–	13,962	407	14,369	14,359	–	16,859	977	17,836	17,824
Repurchase agreements – non trading	–	18,292	–	18,292	18,286	–	10,923	–	10,923	10,910
Debt securities in issue	–	51,736	–	51,736	50,171	–	56,695	–	56,695	55,906
Subordinated liabilities	–	4,220	–	4,220	3,528	–	3,825	–	3,825	3,601
	–	88,306	179,447	267,753	265,350	–	88,323	174,739	263,062	261,933

The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is included in other assets on the balance sheet.

238	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

Valuation methodology for financial instruments carried at amortised cost

The valuation approach to specific categories of financial instruments is described below.

Assets:

Loans and advances to customers

The approach to estimating the fair value of loans and advances to customers has been determined by discounting expected cash flows to reflect either current market rates or credit spreads relevant to the specific industry of the borrower. The determination of their fair values is an area of considerable estimation and uncertainty as there is no observable market and values are significantly affected by customer behaviour.

i) Advances secured on residential property

The fair value of the mortgage portfolio is calculated by discounting contractual cash flows by different spreads for each LTV Band, after taking account of expected customer prepayment rates. The spread is based on new business interest rates derived from competitor market information.

ii) Corporate loans

The determination of the fair values of performing loans takes account of the differential between existing margins and estimated new business rates for similar loans in terms of segment and maturity. Provisions are considered appropriate for the book that is not impaired. A discount has been applied to impaired loans. Although exits have generally been achieved at carrying value, this does not reflect the discount a purchaser would require. A discount has therefore been applied based on the target return sought by distressed bond funds, who are the typical purchaser of the assets.

iii) Other loans

These consist of unsecured personal loans, credit cards, overdrafts and consumer (auto) finance. The weighted average lives of these portfolios are short and relate to relatively new business. As a result, contractual interest rates approximate new business interest rates, and therefore no mark-to-market surplus or deficit has been recorded with respect to the performing book, with the exception of unsecured personal loans and consumer (auto) finance loans, where a small surplus or deficit has been recognised based on the differential between existing portfolio margins and the current contractual interest rates.

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued based on a discounted spread for the term of the loans using valuation technique A as described above. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration.

Reverse repurchase agreements – non trading

The fair value of the reverse repurchase agreements – non trading has been estimated using valuation technique A as described above, using a spread appropriate to the underlying collateral.

Other financial assets at amortised cost

These consist of asset backed securities and debt securities. The asset backed securities can be complex products and in some instances are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research.

The debt security investments consist of a portfolio of government debt securities. The fair value of this portfolio has been determined using quoted market prices.

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

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using valuation technique A as described above, discounted at the appropriate credit spread.

Repurchase agreements – non trading

The fair value of the repurchase agreements – non trading has been estimated using valuation technique A as described above, discounted at a spread appropriate to the underlying collateral.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices.

Santander UK Group Holdings plc	239

Annual Report 2019 | Financial statements

f) Fair values of financial instruments measured at fair value

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2019 and 2018, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

										Group

					2019				2018

		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Valuation technique
Assets
Derivative financial instruments	Exchange rate contracts	–	2,319	6	2,325	–	4,324	25	4,349	A
	Interest rate contracts	–	1,951	9	1,960	–	2,560	6	2,566	A & C
	Equity and credit contracts	–	223	69	292	–	194	84	278	B & D
	Netting	–	(1,214)	–	(1,214)	–	(1,872)	–	(1,872)
		–	3,279	84	3,363	–	5,206	115	5,321
Other financial assets at FVTPL	Loans and advances to customers	–	448	92	540	–	427	82	509	A
	Debt securities	2	2	294	298	26	2,343	894	3,263	A, B & D
	Equity securities	16	–	119	135	14	–	79	93	B
	Reverse repurchase agreements – non trading	–	–	–	–	–	2,272	–	2,272	A
		18	450	505	973	40	5,042	1,055	6,137
Financial assets at FVOCI	Debt securities	9,209	482	–	9,691	12,487	742	–	13,229	D
	Loans and advances to customers	–	–	56	56	–	–	73	73	D
		9,209	482	56	9,747	12,487	742	73	13,302
Total assets at fair value		9,227	4,211	645	14,083	12,527	10,990	1,243	24,760

Liabilities
Derivative financial instruments	Exchange rate contracts	–	659	4	663	–	528	23	551	A
	Interest rate contracts	–	2,087	2	2,089	–	2,736	7	2,743	A & C
	Equity and credit contracts	–	142	29	171	–	132	40	172	B & D
	Netting	–	(1,214)	–	(1,214)	–	(1,872)	–	(1,872)
		–	1,674	35	1,709	–	1,524	70	1,594
Other financial liabilities at FVTPL	Debt securities in issue	–	1,099	6	1,105	–	983	7	990	A
	Structured deposits	–	406	29	435	–	104	29	133	A
	Repurchase agreements – non trading	–	–	–	–	–	2,110	–	2,110	A
	Collateral and associated financial
	guarantees	–	147	26	173	–	3,040	13	3,053	D
		–	1,652	61	1,713	–	6,237	49	6,286
Total liabilities at fair value		–	3,326	96	3,422	–	7,761	119	7,880

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported regularly throughout the year. In 2019, there were no significant transfers of financial instruments between Levels 1 and 2 or between Levels 2 and 3. In 2018, the main transfers of financial instruments between Levels 2 and 3 were Derivative assets of £56m and Derivative liabilities of £35m which were transferred from Level 2 to Level 3 following enhancements to the fair value hierarchy classification process.

240	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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

Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:

	2019 £m	2018 £m
Risk-related:
– Bid-offer and trade specific adjustments	(12)	13
– Uncertainty	37	36
– Credit risk adjustment	6	9
– Funding fair value adjustment	6	4
	37	62
Model-related	–	5
	37	67

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

(i) Bid-offer and trade specific adjustments

Portfolios are marked at bid or offer, as appropriate. Valuation models will typically generate mid-market values. The bid-offer adjustment reflects the cost that would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the position. For debt securities, the bid-offer spread is based on a market price at an individual security level. For other products, the major risk types are identified. For each risk type, the net portfolio risks are first classified into buckets, and then a bid-offer spread is applied to each risk bucket based upon the market bid-offer spread for the relevant hedging instrument.

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

The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. Santander UK considers that an appropriate adjustment to reflect wrong-way risk is £nil (2018: £nil).

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

Santander UK Group Holdings plc	241

Annual Report 2019 | Financial statements

h) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)

Balance sheet line item	Category	Financial instrument product type	2019 £m	2018 £m	2019 £m	2018 £m	2017 £m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	52	54	2	30	(6)
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	51	53	–	8	2
3. FVTPL assets	Loans and advances to customers	Other loans	41	29	1	2	–
4. FVTPL assets	Debt securities	Reversionary property securities	120	142	(17)	(28)	(18)
5. FVTPL assets	Equity securities	Unlisted equity shares	119	79	42	19	–
6. FVTPL assets	Debt securities	Credit linked notes	174	752	7	13	–
7. FVOCI assets	Loans and advances to customers	Other loans	56	73	(2)	(5)	–
8. Derivative liabilities	Equity contracts	Property options and forwards	(26)	(35)	–	–	(5)
9. FVTPL liabilities	Financial guarantees	Credit protection guarantee	(26)	(13)	(7)	(13)	–
			561	1,134	26	26	(27)
Other Level 3 assets			32	61	15	(2)	(26)
Other Level 3 liabilities			(44)	(71)	(7)	1	19
Total net assets			549	1,124	–	–	–
Total income/(expense)					34	25	(34)

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

3. FVTPL assets – Loans and advances to customers – other loans

These relate to loans to transport and education companies. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads. Loan specific credit data is unobservable, so a proxy population is applied based on industry sector and credit rating.

4. FVTPL assets – Debt securities

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

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 1 above. An adjustment is also made to reflect the specific property risk. Discussion of the specific property risk adjustment is the same as Instrument 1 above.

242	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the financial statements

5. FVTPL assets – Equity securities

These consist of unquoted equity investments in companies providing infrastructure services to the financial services industry. In the valuation of equity financial instruments requiring dynamic hedging, proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include equity prices, bid-offer spread, foreign currency exchange rates. The significant unobservable input is contingent litigation costs and related expenses in respect of convertible preferred stock in Visa Inc, as described in Note 29. This is estimated by reference to best estimates received from third party legal counsel.

6. FVTPL assets – Debt securities (Credit linked notes)

These consist of the retained senior tranches of credit linked notes in respect of credit protection vehicles sponsored by Santander UK, and are mandatorily held at fair value through profit or loss. These vehicles provide credit protection on reference portfolios of Santander UK group loans with junior notes sold to external investors. The notes retained by Santander UK are classified as level 3 financial instruments as their valuation depends upon unobservable parameters relating to the underlying reference portfolios of loans, including credit spreads, correlations and prepayment speed, which have a significant effect on the overall valuation. For more information, see ‘Credit protection entities’ in Note 19.

7. FVOCI assets – Loans and advances to customers – other loans

These relate to shipping and construction loans. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads. Loan specific credit data is unobservable, so a proxy population is applied based on industry sector and credit rating.

8. Derivative liabilities – Equity contracts

There are three types of derivatives in this category:

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

9. FVTPL liabilities –Financial guarantees

These relate to credit protection guarantees in respect of the proceeds of the retained senior tranches of credit linked notes described in Instrument 6 above, and have been designated at fair value through profit or loss. These instruments are valued using the same unobservable parameters described in Instrument 6 above, such that changes in the valuation of the senior tranches of the credit linked notes are offset by changes in the value of these credit protection guarantees. For more information, see ‘Credit protection entities’ in Note 19.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy

The following table sets out the movements in Level 3 financial instruments in 2019 and 2018:

				Assets			Liabilities

	Derivatives £m	Other financial assets at FVTPL £m	Financial assets at FVOCI £m	Total £m	Derivatives £m	Other financial liabilities at FVTPL £m	Total £m
At 1 January 2019	115	1,055	73	1,243	(70)	(49)	(119)
Total gains/(losses) recognised in profit or loss:
– Fair value movements	17	33	(2)	48	(8)	(6)	(14)
– Foreign exchange and other movements	–	4	–	4	–	(6)	(6)
Transfers in	–	11	–	11	–	–	–
Netting(1)	–	(430)	–	(430)	–	–	–
Additions	2	188	–	190	–	(3)	(3)
Sales	–	–	–	–	–	–	–
Settlements	(50)	(356)	(15)	(421)	43	3	46
At 31 December 2019	84	505	56	645	(35)	(61)	(96)

Gains/(losses) recognised in profit or loss relating to assets and liabilities held at the end of the year	17	37	(2)	52	(8)	(12)	(20)

At 1 January 2018	64	838	199	1,101	(63)	(6)	(69)
Total gains/(losses) recognised in profit or loss:
– Fair value movements	28	14	(5)	37	1	(13)	(12)
– Foreign exchange and other movements	(5)	–	–	(5)	5	(1)	4
Transfers in	56	18	–	74	(35)	(29)	(64)
Additions	–	280	17	297	–	–	–
Sales	–	(95)	–	(95)	–	–	–
Settlements	(28)	–	(138)	(166)	22	–	22
At 31 December 2018	115	1,055	73	1,243	(70)	(49)	(119)

Gains/(losses) recognised in profit or loss relating to assets and liabilities held at the end of the year	23	14	(5)	32	6	(14)	(8)

(1)

This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19.

Santander UK Group Holdings plc	243

Annual Report 2019 | Financial statements

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

		Significant unobservable input				Sensitivity

			Assumption value			Favourable	Unfavourable

2019	Fair value £m	Assumption description	Range(1)	Weighted average	Shift	changes £m	changes £m
1. Derivative assets – Equity and credit contracts:	52	HPI Forward growth rate	0% – 5%	2.57%	1%	8	(8)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	802	10%	7	(7)
2. FVTPL – Loans and advances to customers:	51	HPI Forward growth rate	0% – 5%	2.69%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	41	Credit spreads	0% – 1%	0.35%	20%	–	–
– Other loans
4. FVTPL – Debt securities:	120	HPI Forward growth rate	0% – 5%	2.57%	1%	–	–
– Reversionary property securities		HPI Spot rate(2)	n/a	802	10%	6	(6)
5. FVTPL – Equity securities:	119	Contingent litigation risk	0% – 100%	20%	20%	6	(6)
– Unlisted equity shares
7. FVOCI – Loans and advances to customers:	56	Credit spreads	0% – 1%	0.51%	20%	–	–
– Other loans
8. Derivative liabilities – Equity contracts:	(26)	HPI Forward growth rate	0% – 5%	2.44%	1%	2	(2)
– Property-related options and forwards		HPI Spot rate(2)	n/a	758	10%	3	(3)

2018
1. Derivative assets – Equity and credit contracts:	54	HPI Forward growth rate	0% – 5%	2.68%	1%	8	(8)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	783	10%	7	(7)
2. FVTPL – Loans and advances to customers:	53	HPI Forward growth rate	0% – 5%	2.77%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	29	Credit spreads	0% – 1%	0.52%	20%	–	–
– Other loans
4. FVTPL – Debt securities:	142	HPI Forward growth rate	0% – 5%	2.68%	1%	6	(6)
– Reversionary property securities		HPI Spot rate(2)	n/a	783	10%	10	(10)
5. FVTPL – Equity securities:	79	Contingent litigation risk	0% – 100%	29%	20%	6	(6)
– Unlisted equity shares
7. FVOCI – Loans and advances to customers:	73	Credit spreads	0% – 2%	0.80%	20%	–	–
– Other loans
8. Derivative liabilities – Equity contracts:	(35)	HPI Forward growth rate	0% – 5%	2.59%	1%	2	(2)
– Property-related options and forwards		HPI Spot rate(2)	n/a	722	10%	3	(4)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	The HPI spot rate in the weighted average column represents the HPI spot rate index level at 31 December 2019 and 2018.

No sensitivities are presented for FVTPL assets – Debt securities, Credit linked Notes (instrument 6) and FVTPL liabilities – financial guarantees (instrument 9), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the credit linked notes would be offset by an equal and opposite change in the valuation of the financial guarantees.

244	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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

						Group

2019	On demand £m	Not later than 3 months £m	Later than 3 months and not later than 1 year £m	Later than 1 year and not later than 5 years £m	Later than 5 years £m	Total £m
Financial liabilities
Derivative financial instruments	9	250	294	424	796	1,773
Other financial liabilities at fair value through profit or loss	1	6	203	617	969	1,796
Deposits by customers	162,774	3,851	7,931	3,563	1,101	179,220
Deposits by banks	2,717	487	4,765	6,339	220	14,528
Repurchase agreements – non trading	6	15,878	1,578	846	–	18,308
Debt securities in issue	–	7,211	9,815	24,676	10,989	52,691
Subordinated liabilities	–	239	131	1,539	3,961	5,870
Total financial liabilities	165,507	27,922	24,717	38,004	18,036	274,186
Off-balance sheet commitments given	18,907	7,829	840	11,490	4,993	44,059

2018
Financial liabilities
Derivative financial instruments	–	431	61	104	1,170	1,766
Other financial liabilities at fair value through profit or loss	11	2,146	76	408	3,855	6,496
Deposits by customers	151,284	4,640	11,350	5,328	1,373	173,975
Deposits by banks	5,692	1,108	93	11,106	52	18,051
Repurchase agreements – non trading	2	9,101	972	849	517	11,441
Debt securities in issue	–	9,194	5,677	28,553	15,384	58,808
Subordinated liabilities	–	255	134	709	5,279	6,377
Total financial liabilities	156,989	26,875	18,363	47,057	27,630	276,914
Off-balance sheet commitments given	18,667	5,843	670	13,418	1,426	40,024

As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with relevant covenants. Further, no account is taken of the possible early repayment of Santander UK’s mortgage-backed non-recourse finance which is redeemed by Santander UK as funds become available from redemptions of the residential mortgages. Santander UK has no control over the timing and amount of redemptions of residential mortgages.

Santander UK Group Holdings plc	245

Annual Report 2019 | Financial statements

39. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

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

For derivative contracts, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur. Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur. For repurchase and reverse repurchase agreements and other similar secured lending and borrowing, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated if a counterparty defaults.

Santander UK engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables below do not purport to represent Santander UK’s actual credit exposure.

								Group

	Amounts subject to enforceable netting arrangements

	Effects of offsetting on balance sheet			Related amounts not offset			Assets not subject

2019	Gross amounts £m	Amounts offset £m	Net amounts on balance sheet £m	Financial instruments £m	Financial collateral(1) £m	Net amount £m	to enforceable netting arrangements(2) £m	Balance sheet total(3) £m
Assets
Derivative financial assets	4,493	(1,214)	3,279	(768)	(1,915)	596	84	3,363
Reverse repurchase, securities borrowing & similar agreements:
– Amortised cost	25,312	(1,676)	23,636	(537)	(23,099)	–	–	23,636
– Fair value	–	–	–	–	–	–	–	–
Loans and advances to customers and banks(4)	6,036	(1,248)	4,788	–	–	4,788	205,294	210,082
	35,841	(4,138)	31,703	(1,305)	(25,014)	5,384	205,378	237,081
Liabilities
Derivative financial liabilities	2,877	(1,214)	1,663	(768)	(572)	323	46	1,709
Repurchase, securities lending & similar agreements:
– Amortised cost	19,962	(1,676)	18,286	(537)	(17,749)	–	–	18,286
– Fair value	–	–	–	–	–	–	–	–
Deposits by customers and banks(4)	2,482	(1,248)	1,234	–	(502)	732	192,131	193,365
	25,321	(4,138)	21,183	(1,305)	(18,823)	1,055	192,177	213,360

2018
Assets
Derivative financial assets	7,088	(1,872)	5,216	(933)	(2,133)	2,150	105	5,321
Reverse repurchase, securities borrowing & similar agreements:
– Amortised cost	24,733	(3,606)	21,127	(2,721)	(18,406)	–	–	21,127
– Fair value	2,272	–	2,272	–	(2,272)	–	–	2,272
Loans and advances to customers and banks(4)	6,820	(1,308)	5,512	–	–	5,512	199,622	205,134
	40,913	(6,786)	34,127	(3,654)	(22,811)	7,662	199,727	233,854
Liabilities
Derivative financial liabilities	3,412	(1,872)	1,540	(933)	(303)	304	54	1,594
Repurchase, securities lending & similar agreements:
– Amortised cost	14,516	(3,606)	10,910	(2,721)	(8,189)	–	–	10,910
– Fair value	2,110	–	2,110	–	(2,110)	–	–	2,110
Deposits by customers and banks(4)	2,879	(1,308)	1,571	–	(502)	1,069	189,945	191,516
	22,917	(6,786)	16,131	(3,654)	(11,104)	1,373	189,999	206,130

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages which are classified as either and that are subject to netting.

40. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 31 December 2019 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

246	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Primary Company financial statements

Company Balance Sheet

At 31 December

	Notes	2019 £m	2018 £m
Assets
Financial assets at amortised cost
– Loans and advances to banks	4	8,920	9,214
– Other financial assets at amortised cost	5	1,142	1,185
Interests in other entities	6	13,600	13,400
Current tax assets		6	1
Other assets		2	2
Total assets		23,670	23,802
Liabilities
Financial liabilities at amortised cost:
– Deposits by banks	7	8	–
– Debt securities in issue	8	8,957	9,295
– Subordinated liabilities	9	1,142	1,185
Total liabilities		10,107	10,480
Equity
Share capital	12	7,060	7,060
Other equity instruments	13	2,241	2,041
Retained earnings		4,262	4,221
Total shareholders’ equity		13,563	13,322
Total liabilities and equity		23,670	23,802

The accompanying Notes form an integral part of these Financial Statements.

The profit after tax of the Company attributable to shareholders was £449m (2018: £1,280m). The profit after tax of the Company attributable to shareholders in 2018 included a dividend receipt of £668m associated with ring-fencing transfers to Banco Santander London Branch. As permitted by Section 408 of the UK Companies Act 2006, the Company’s income statement has not been presented.

The Financial Statements were approved and authorised for issue by the Board on 2 March 2020 and signed on its behalf by:

Nathan Bostock	Madhukar Dayal
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

Santander UK Group Holdings plc	247

Annual Report 2019 | Financial statements

Company Cash Flow Statement

At 31 December

	2019 £m	2018(1) £m
Cash flows from operating activities
Profit after tax	449	1,280
Adjustments for:
Non-cash items included in profit	3	(75)
Net change in operating assets and liabilities	370	(2,604)
Corporation tax paid	–	(28)
Effects of exchange rate differences	(371)	419
Net cash flows from operating activities	451	(1,008)
Cash flows from investing activities
Investments in other entities	(200)	(377)
Net cash flows from investing activities	(200)	(377)
Cash flows from financing activities
Issue of other equity instruments	500	–
Issuance costs of other equity instruments	–	–
Issue of debt securities and subordinated notes	–	2,679
Repayment of debt securities	–	(21)
Repurchase of other equity instruments	(304)	–
Issuance costs of debt securities and subordinated notes	–	–
Dividends paid on ordinary shares	(262)	(1,123)
Dividends paid on other equity instruments	(142)	(145)
Net cash flows from financing activities	(208)	1,390
Change in cash and cash equivalents	43	5
Cash and cash equivalents at beginning of the year	8	3
Cash and cash equivalents at the end of the year	51	8

(1)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.

Company Statement of Changes in Equity

For the years ended 31 December

	Share capital £m	Other equity instruments £m	Retained earnings(2) £m	Total £m
At 1 January 2019	7,060	2,041	4,221	13,322
Total comprehensive income:(1)
– Profit after tax	–	–	449	449
Issue of other equity instruments	–	500	–	500
Repurchase of other equity instruments	–	(300)	(4)	(304)
Dividends on ordinary shares	–	–	(262)	(262)
Dividends on other equity instruments	–	–	(142)	(142)
At 31 December 2019	7,060	2,241	4,262	13,563

At 1 January 2018	7,060	2,041	4,209	13,310
Total comprehensive income:(1)
– Profit after tax	–	–	1,280	1,280
Dividends on ordinary shares	–	–	(1,123)	(1,123)
Dividends on other equity instruments	–	–	(145)	(145)
At 31 December 2018	7,060	2,041	4,221	13,322

(1)	Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.
(2)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The accompanying Notes form an integral part of these Financial Statements.

248	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the Company financial statements

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

Compliance with International Financial Reporting Standards

The Company’s financial statements have been prepared in accordance with IFRSs as issued by the IASB, including interpretations issued by IFRIC. The Company has also complied with IFRS as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

Recent accounting developments

See Note 1 to Consolidated Financial Statements.

There was no impact on shareholders’ equity from applying the amendment to IAS 12 at 1 January 2019. The impact of the amendment to IAS 12 on the income statement for the year ended 31 December 2019 was to reduce tax on profit by £28m (2018: £27m, 2017: £26m), increasing profit after tax by the same amount.

The adoption of IFRS 16 did not have any significant impact on the Company.

2. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

These comprise wages and salaries of £7m (2018: £3m) recharged by the operating company, Santander UK plc. In 2019 and 2018, the Company had no full-time staff as they are all employed by Santander UK plc.

3. DIVIDENDS ON ORDINARY SHARES

Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.

4. LOANS AND ADVANCES TO BANKS

Loans and advances to banks principally comprise amounts due from Santander UK group undertakings. The fair values of loans and advances to banks are equal to their carrying amounts. In 2019 and 2018, no impairment losses were incurred. All of our senior debt issued out of Santander UK Group Holdings plc is downstreamed to our operating company Santander UK plc.

5. OTHER FINANCIAL ASSETS AT AMORTISED COST

These consisted of investments in subordinated notes and have a maturity greater than 10 years.

6. INTERESTS IN OTHER ENTITIES

	2019 £m	2018 £m
Interests in ordinary shares of subsidiaries	11,645	11,645
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	495	495
£750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
£300m Fixed Rate Reset Perpetual AT1 Capital Securities	–	300
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	210	210
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	500	–
	13,600	13,400

Interests in subsidiaries are held at cost subject to impairment. During 2019 and 2018, no impairment was recognised. The Company has no associates.

Santander UK Group Holdings plc	249

Annual Report 2019 | Financial statements

The movement in the Company’s interests in subsidiaries was as follows:

	Cost £m	Impairment £m	Net book value £m
At 1 January 2019 and 31 December 2019	11,645	–	11,645

At 1 January 2018	11,268	–	11,268
Additions	377	–	377
At 31 December 2018	11,645	–	11,645

Interests in ordinary shares of subsidiaries include the Company’s investment in 100% of the ordinary share capital of Santander UK plc, SFS and SEIL.

During 2018, the following restructures were carried out as part of the Santander UK group’s ring-fencing plans:

–	Santander UK Group Holdings plc acquired 100% of the share capital of SEIL from SFS, for a consideration of £40m, which was equivalent to the book value of the associated assets and liabilities.
–

Santander UK Group Holdings plc acquired 100% of the share capital of SFS from Santander UK plc, for a consideration of £337m, which was equivalent to the book value of the associated assets and liabilities.

Details of subsidiary undertakings and joint ventures are set out in the Shareholder information section. For information on AT1 Capital Securities, see Note 31 to the Consolidated Financial Statements.

7. DEPOSITS BY BANKS

These consist of amounts due to subsidiaries and are repayable on demand.

8. DEBT SECURITIES IN ISSUE

The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2018.

9. SUBORDINATED LIABILITIES

Dated subordinated liabilities	Maturity	2019 £m	2018 £m
4.75% Subordinated notes (US$1,000m)	2025	763	791
5.625% Subordinated notes (US$500m)	2045	379	394
		1,142	1,185

10. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below shows the changes in liabilities arising from financing activities.

	2019					2018

	Balance sheet line item					Balance sheet line item

	Debt securities in issue £m	Subordinated liabilities £m	Other equity instruments £m	Dividends paid £m	Total £m	Debt securities in issue £m	Subordinated liabilities £m	Other equity instruments £m	Dividends paid £m	Total £m
At 1 January	9,295	1,185	2,041	–	12,521	6,256	1,116	2,041	–	9,413
Cash flows from financing activities	–	–	196	(404)	(208)	2,658	–	–	(1,268)	1,390
Cash flows from operating activities	–	–	–	–	–	(7)	–	–	–	(7)
Non-cash changes:	–	–	–	–	–	–	–	–	–	–
– Unrealised foreign exchange	(327)	(44)	–	–	(371)	418	–	–	–	418
– Other changes	(11)	1	4	404	398	(30)	69	–	1,268	1,307
At 31 December	8,957	1,142	2,241	–	12,340	9,295	1,185	2,041	–	12,521

250	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Notes to the Company financial statements

11. CONTINGENT LIABILITIES AND COMMITMENTS

Details of the capital support arrangements entered into by the Company are set out in Note 29 to the Consolidated Financial Statements.

12. SHARE CAPITAL

Details of the Company’s share capital are set out in Note 30 to the Consolidated Financial Statements.

13. OTHER EQUITY INSTRUMENTS

Details of the Company’s other equity instruments are set out in Note 31 to the Consolidated Financial Statements.

14. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in respect of the Santander UK group are set out in Note 36 to the Consolidated Financial Statements.

15. RELATED PARTY TRANSACTIONS

The Company’s only transactions with related parties arise in connection with the receipt of dividends declared by its subsidiaries, payment of dividends on its own ordinary shares and Perpetual Capital Securities, interest payments to its subsidiary on intercompany loans and interest received from its subsidiaries relating to downstreamed funding of senior debt, as well as any transactions entered into as part of the implementation of Santander UK’s ring-fencing plans in 2018.

16. EVENTS AFTER THE BALANCE SHEET DATE

See Note 40 to the Consolidated Financial Statements.

Santander UK Group Holdings plc	251

Annual Report 2019 | Shareholder information

Shareholder information

252	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Subsidiaries, joint ventures and associates

In accordance with Section 409 of the Companies Act 2006, details of Santander UK Group Holdings plc’s subsidiaries, joint ventures and associates at 31 December 2019 are set out below.

Subsidiaries

All subsidiaries are consolidated by the Santander UK group.

Incorporated and registered in England and Wales:

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
2 & 3 Triton Limited	A	Indirect	Ordinary £1	–	100
A & L CF June (2) Limited	A	Indirect	Ordinary £1	–	100
A & L CF June (3) Limited	A	Indirect	Ordinary £1	–	100
A & L CF March (5) Limited	A	Indirect	Ordinary £1	–	100
A & L CF September (4) Limited	A	Indirect	Ordinary £1	–	100
Abbey National Beta Investments Limited	A	Indirect	Ordinary £1	–	100
Abbey National Business Office Equipment Leasing Limited	A	Indirect	Ordinary £1	–	100
Abbey National Nominees Limited	A	Indirect	Ordinary £1	–	100
Abbey National PLP (UK) Limited	A	Indirect	Ordinary £1	–	100
Abbey National Property Investments	A	Indirect	Ordinary £1	–	100
Abbey National Treasury Services Investments Limited	A	Indirect	Ordinary £1	–	100
Abbey National Treasury Services Overseas Holdings	A	Indirect	Ordinary £1	–	100
Abbey National UK Investments	A	Indirect	Ordinary €0.20	–	100
			Ordinary £1
Abbey Stockbrokers (Nominees) Limited	A	Indirect	Ordinary £1	–	100
Abbey Stockbrokers Limited	A	Indirect	Ordinary £1 A Preference £1 B Preference £1	–	100
Alliance & Leicester Cash Solutions Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Commercial Bank Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Investments (Derivatives) Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Investments (No.2) Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Investments Limited	A	Indirect	Ordinary £1	–	100
Alliance & Leicester Limited	G	Indirect	Ordinary £0.50	–	100
Alliance & Leicester Personal Finance Limited	G	Indirect	Ordinary £1	–	100
AN (123) Limited	A	Indirect	Ordinary £0.10	–	100
ANITCO Limited	A	Indirect	Ordinary £1	–	100
Athena Corporation Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Holdings Limited	A	Indirect	Ordinary £1	–	100
Cater Allen International Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Lloyd’s Holdings Limited	A	Indirect	Ordinary £1	–	100
Cater Allen Syndicate Management Limited	A	Indirect	Ordinary £1	–	100
First National Motor Business Limited	A	Indirect	Ordinary £1	–	100
First National Motor Contracts Limited	A	Indirect	Ordinary £1	–	100
First National Motor Facilities Limited	A	Indirect	Ordinary £1	–	100
First National Motor Finance Limited	A	Indirect	Ordinary £1	–	100
First National Motor Leasing Limited	A	Indirect	Ordinary £1	–	100
First National Motor plc	B	Indirect	Ordinary £1	–	100
First National Tricity Finance Limited	A	Indirect	Ordinary £1	–	100
Insurance Funding Solutions Limited	A	Indirect	Ordinary £1	–	100
Liquidity Limited	A	Indirect	Ordinary A £0.10 Ordinary B1 £0.10 Ordinary B2 £0.10 Preference £1	–	100
Mortgage Engine Limited	A	Indirect	Ordinary £1	–	100
PSA Finance UK Limited	H	Indirect	Ordinary £1	–	50

Santander UK Group Holdings plc	253

Annual Report 2019 | Shareholder information

Subsidiaries, joint ventures and associates continued

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Santander (CF Trustee Property Nominee) Limited	M	Trust relationship	Ordinary £1	–	–
Santander (CF Trustee) Limited	M	Trust relationship	Ordinary £1	–	–
Santander (UK) Group Pension Scheme Trustees Limited	M	Direct	Ordinary £1	100	100
Santander Asset Finance (December) Limited	G	Indirect	Ordinary £1	–	100
Santander Asset Finance plc	A	Indirect	Ordinary £0.10	–	100
Santander Cards Limited	A	Indirect	Ordinary £1	–	100
Santander Cards UK Limited	A	Indirect	Ordinary £1	–	100
Santander Consumer (UK) plc	B	Indirect	Ordinary £1	–	100
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	–	100
Santander Equity Investments Limited	A	Direct	Ordinary £1	100	100
Santander Estates Limited	G	Indirect	Ordinary £1	–	100
Santander Financial Services plc	A	Direct	Ordinary £1	100	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	–	100
Santander Guarantee Company	A	Indirect	Ordinary £1	–	100
Santander Lending Limited	A	Indirect	Ordinary £1	–	100
Santander Mortgage Holdings Limited	A	Indirect	Ordinary £1	–	100
Santander Private Banking UK Limited	A	Indirect	Ordinary £1	–	100
Santander Secretariat Services Limited	A	Direct	A Ordinary US$0.01	100	100
Santander UK Operations Limited	A	Indirect	Ordinary A £1 Ordinary B £1	– –	100 100
Santander UK (Structured Solutions) Limited	A	Indirect	Ordinary £0.01	–	100
Santander UK Technology Limited	A	Indirect	Ordinary £1	–	100
Santander UK plc	A	Direct	Ordinary £0.10	100	100
Sheppards Moneybrokers Limited	A	Indirect	Ordinary £1	–	100
Solarlaser Limited	A	Indirect	Ordinary £1	–	100
SCF Eastside Locks GP Limited	M	Trust relationship	Ordinary £1	–	–
The Alliance & Leicester Corporation Limited	A	Indirect	Ordinary £1	–	100
Time Retail Finance Limited (In liquidation)	F	Indirect	Ordinary £1 Ordinary £0.0001	– –	100 100
Tuttle and Son Limited	A	Indirect	Ordinary £1	–	100

(1)	Refer to the key at the end of this section for the registered office address.

Incorporated and registered outside England and Wales:

Name of subsidiary	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
A & L CF (Guernsey) Limited	N	Indirect	Ordinary £1	–	100
Abbey Business Services (India) Private Limited	Q	Indirect	Ordinary INR 10	–	100
Abbey National International Limited	O	Indirect	Ordinary £1	–	100
ALIL Services Limited	R	Indirect	Ordinary £1	–	100
Carfax (Guernsey) Limited	N	Indirect	Ordinary £1	–	100
Santander Cards Ireland Limited	J	Indirect	Ordinary €1 Ordinary €1.27	–	100
Santander ISA Managers Limited	I	Indirect	Ordinary £1	–	100
Sovereign Spirit Limited	P	Indirect	Ordinary BMD 1	–	100
Whitewick Limited (In liquidation)	O	Indirect	Ordinary £1	–	100

(1)	Refer to the key at the end of this section for the registered office address, including the country.

254	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other subsidiary undertakings

All entities are registered in England and Wales except for Guaranteed Investment Products 1 PCC Limited which is registered in Guernsey and Motor Securities 2018-1 Designated Activity Company which is registered in Ireland.

The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

Name of entity	Registered office(1)	Name of entity	Registered office(1)
Abbey Covered Bonds (Holdings) Limited	E	Holmes Trustees Limited	A
Abbey Covered Bonds (LM) Limited	E	Langton Funding (No. 1) Limited	C
Abbey Covered Bonds LLP	A	Langton Mortgages Trustee (UK) Limited	A
Auto ABS UK Loans 2017 Holdings Limited	C	Langton PECOH Limited	C
Auto ABS UK Loans 2017 plc	C	Langton Securities (2008-1) plc	C
Auto ABS UK Loans 2019 Holdings Limited	L	Langton Securities (2010-1) plc	C
Auto ABS UK Loans 2019 plc	L	Langton Securities (2010-2) plc	C
Auto ABS UK Loans Holdings Limited	C	Langton Securities Holdings Limited	C
Auto ABS UK Loans plc	C	MAC No. 1 Limited	A
Fosse (Master Issuer) Holdings Limited	C	Motor 2015-1 Holdings Limited	C
Fosse Funding (No.1) Limited	C	Motor 2015-1 plc (In liquidation)	D
Fosse Master Issuer plc	C	Motor 2016-1 Holdings Limited	C
Fosse PECOH Limited	C	Motor 2016-1 plc	C
Fosse Trustee (UK) Limited	A	Motor 2017-1 Holdings Limited	C
Guaranteed Investment Products 1 PCC Limited	S	Motor 2017-1 plc	C
Holmes Funding Limited	A	Motor Securities 2018-1 Designated Activity Company	T
Holmes Holdings Limited	A	PECOH Limited	A
Holmes Master Issuer plc	A

(1)	Refer to the key at the end of this section for the registered office address.

Joint ventures and associates

All these entities are registered in England and Wales and are accounted for by the equity method of accounting.

Name of joint venture	Registered office(1)	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Hyundai Capital UK Limited	K	Indirect	Ordinary £1	–	50
PSA UK Number 1 plc	H	Indirect	B Ordinary £1	–	50
			C Ordinary £1
Syntheo Limited (In liquidation)	F	Indirect	Ordinary £1	–	50

(1)	Refer to the key at the end of this section for the registered office address.

All entities are joint ventures, except for PSA UK Number 1 plc which is an associate.

Overseas branches

The Company has no overseas branches. Santander Financial Services plc, a subsidiary, has branch offices in Jersey and the Isle of Man.

Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	35 Great St. Helen’s, London EC3A 6AP
D	40a Station Road, Upminster, Essex RM14 2TR
E	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
F	Griffins, Tavistock House South, Tavistock Square, London WC1H 9LG
G	Building 3, Floor 2, Carlton Park, Narborough, Leicester LE19 0AL
H	61 London Road, Redhill RH1 1QA
I	287 St. Vincent Street, Glasgow, Scotland G2 5NB
J	25/28 North Wall Quay, Dublin 1, Ireland
K	London Court, 39 London Road, Reigate RH2 9AQ
L	Level 37, 25 Canada Square, London E14 5LQ
M	Santander House, 201 Grafton Gate East, Milton Keynes MK9 1AN
N	Fourth Floor, The Albany, South Esplanade, St. Peter Port, Guernsey GY1 4NF
O	19-21 Commercial Street, St. Helier, Jersey JE2 3RU
P	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Q	The Residency, 7th Floor, 133/1 Residency Road, Bangalore, KA 560 025, India
R	19/21 Prospect Hill, Douglas, Isle of Man IM99 1RY
S	Ground Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 2HT
T	3rd Floor, Flemming Court, Flemming’s Place, Dublin 4

Santander UK Group Holdings plc	255

Annual Report 2019 | Shareholder information

Forward-looking statements

The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and in other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:

–	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios
–	statements of plans, objectives or goals of Santander UK or its management, including those related to products or services
–	statements of future economic performance, and
–	statements of assumptions underlying such statements

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

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operation, are considered in detail in the Risk review, and they include:

–	the effects of disruptions and volatility in the global economy and global financial markets
–	the effects of UK economic conditions
–	the effects of UK’s withdrawal from the European Union
–	the effects of competition with other financial institutions, including new entrants into the financial services sector
–	the risk that Santander UK’s new or existing products and services may not become (or may not continue to be) successful
–	the risk that Santander UK may be unable to continue offering products and services from third parties
–	the extent to which Santander UK’s loan portfolio is subject to prepayment risk
–	the risk that Santander UK may be unable to manage the growth of its operations
–	the effects of any changes to the reputation of Santander UK or its affiliates
–	the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may limit Santander UK’s operations
–	Santander UK’s ability to access liquidity and funding on acceptable financial terms
–	the effects of an adverse movement in external credit rating assigned to Santander UK, any Santander UK member or any of their respective debt securities
–	the effects of any changes in the pension liabilities and obligations of Santander UK
–	the effects of fluctuations in interest rates and other market risks
–	risks arising from the integrity and continued existence of reference rates
–	the extent to which Santander UK may be required to record negative fair value adjustments for its financial assets due to changes in market conditions
–	Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–

the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio

–	the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–	the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write down powers thereunder
–

the effects of any failure to comply with anti-money laundering, anti-terrorism, anti-corruption, anti-tax evasion or sanctions laws or regulations, or the risk of any failure to prevent or detect any illegal or improper activities fully or timeously

–	the effects of taxation (and any changes to tax), in each location in which Santander UK operates
–	Santander UK’s exposure to any risk of loss from civil litigation and/or criminal legal or regulatory proceedings
–	the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–	the risk that Santander UK’s data management policies and processes may not be sufficiently robust
–	the effect of cyber-crime on Santander UK’s business
–	the risks arising from any non-compliance with Santander UK’s policies, from any employee misconduct or human error, or from any negligence or fraud
–	the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–	Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods
–	the risks arising from Santander UK’s reliance on third parties and affiliates for key infrastructure support, products and services
–	the ability of Santander UK to recruit retain and develop appropriate senior management and skilled personnel
–

the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results

–	the effect of any change in accounting standards

Please refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2019) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

256	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk factors

An investment in Santander UK Group Holdings plc and its subsidiaries (Santander UK) involves a number of risks, the material ones of which are set out below.

Geopolitical and macro-economic risks

Santander UK’s operations, financial condition and prospects may be materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets

Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by the general economic conditions in the UK.

In particular, Santander UK may face, among others, the following risks related to any future economic downturn:

–	Reduced demand for Santander UK’s products and services.
–	Inability of Santander UK’s borrowers to comply fully or in a timely manner with their existing obligations.
–

The process Santander UK uses to estimate losses inherent in its credit exposure requires complex judgements and assumptions, including forecasts of economic conditions, if such economic conditions develop more adversely than Santander UK’s estimates it may impair the ability of Santander UK’s borrowers to repay their loans.

–

The degree of uncertainty concerning economic conditions may adversely affect the accuracy of Santander UK’s estimates, which may, in turn, impact the reliability of the process and the sufficiency of Santander UK’s loan loss allowances.

–	Lower or negative interest rates, reducing Santander UK’s interest margins.
–	The value and liquidity of the portfolio of investment securities that Santander UK holds may be adversely affected.
–	The recovery of the international financial industry may be delayed and impact Santander UK’s operations, financial condition and prospects.
–

Adverse macroeconomic developments may have a negative impact on the household income of Santander UK’s retail customers and the profitability of Santander UK’s business customers, which may adversely affect the recoverability of Santander UK’s loans and other extensions of credit and result in increased credit losses.

–

Accommodative monetary policies leading to extended period of low or lower interest rates, weaker sterling and potentially higher inflation, any of which could have an adverse effect on Santander UK’s profitability.

Adverse changes in the credit quality of Santander UK’s borrowers and counterparties or a general deterioration in UK economic conditions could reduce the recoverability and value of Santander UK’s assets and require an increase in its level of provisions for bad and doubtful debts. There can be no assurance that Santander UK will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. Material increases in Santander UK’s provisions for loan losses and write-offs or charge-offs could have a material adverse effect on its operations, financial condition and prospects. Any significant related reduction in the demand for the its products and services could also have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Disruption and volatility in the global financial markets could have a material adverse effect on Santander UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

The UK’s withdrawal from the European Union could have a material adverse effect on Santander UK’s operations, financial condition and prospects

On 31 January 2020 the UK ceased to be a member of the EU, on withdrawal terms which establish a transition period until 31 December 2020. During the transition period the UK will be treated as if it were still a member of the European Union for trading purposes. European Union legislation will continue to apply in the UK and negotiations on a trade agreement will be conducted, as well as negotiations on the extent of legislative and regulatory convergence and regulatory cooperation. The European Union will also carry out regulatory equivalence assessments for financial services. Such assessments, even if positive, do not guarantee that equivalence will be granted to the UK as a third country pursuant to equivalence regimes in existing EU financial services legislation. Although the withdrawal agreement foresees the possibility to extend the transition period for two more years after the 31 January 2020, this is not automatic as the UK has enshrined the 31 December 2020 date in domestic legislation passing the withdrawal agreement as the end of the transition period, signalling a current desire not to extend it.

Uncertainty remains around the terms of the UK’s relationship with the EU at the end of the transition period. If the transition period were to end without a comprehensive trade agreement, the UK’s economic growth may be negatively impacted. At the end of the transition period, even if a trade agreement is entered into and/or if equivalence is granted to certain areas of the UK’s financial services, contingency measures may still be necessary in certain economic or financial matters to avoid uncertainty and adverse economic effects and there may be some changes in the products and services that Santander UK can continue to offer into the EEA and to EEA residents or EEA incorporated entities. Where possible, Santander UK would look to service such EEA customers from Banco Santander SA instead.

While the longer term effects of the UK’s anticipated withdrawal from the EU are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term. Management has identified a number of risks to Santander UK as a consequence of this uncertainty and the result of the withdrawal process, including the following:

–

Increased market volatility: there could be a negative impact on Santander UK’s cost of or access to funding, especially in an environment in which Santander UK’s credit ratings are impacted, it could affect interest and currency exchange rates and the value of assets in Santander UK’s banking book or of securities held by Santander UK for liquidity purposes.

–

Santander UK is subject to substantial EU-derived regulation and oversight: although legislation has now been passed transferring the EU acquis into UK law, there remains significant uncertainty as to the legal and regulatory environment in which Santander UK and its subsidiaries will operate when the transition period ends.

–

Uncertainty on cross-border operations: Santander UK and other financial institutions will not be able to rely on the European passporting framework for financial services and may not be able to utilise EU financial markets infrastructure, and it is unclear what alternative regime may be in place following the UK’s departure from the EU, which would limit the ability of Santander UK to carry on cross-border business in the EU.

–	An adverse effect on the UK economy impacting on Santander UK’s customers and clients.

Were one or more of these risks to arise it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK Group Holdings plc	257

Annual Report 2019 | Shareholder information

Business model risks

Santander UK is exposed to competition from other financial institutions, including new entrants into the financial services sector

The markets for UK financial services are very competitive and Santander UK has seen strong competition from incumbent banks and large building societies. In addition, Santander UK faces competition from a number of new entrants, non-banks and other providers. The UK government and regulators are actively supporting the emergence of new entrants into the UK financial services market. The internet and mobile technologies are also changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking in recent years. Santander UK faces competition from established providers of financial services as well as from banking business developed by non-financial companies, including technology companies and large retail companies with strong brand recognition. Management expects such competition to continue or intensify as a result of customer behaviour and trends, technological changes, competitor behaviour, the growth in digital banking, new lending models and changes in regulation (including the recent introduction of Open Banking and changes arising from PSD2). As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Santander UK’s existing competitors in that market, limiting Santander UK’s ability to increase its customer base and expand its operations, increasing competition for investment opportunities and potentially reducing Santander UK’s market share.

Any of these factors or a combination thereof could result in a significant reduction in the profit of Santander UK. Santander UK gives consideration to the competitive position in its management actions, such as pricing, product decisions and our business model. Increasing competition could mean that Santander UK increases rates offered on deposits or lowers the rates it charges on loans, or changes its cost base, any of which could have a material adverse effect on its operations, financial condition and prospects.

Santander UK’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties

The success of Santander UK’s operations and its profitability depends, in part, on the success of new products and services it offers to customers. However, Santander UK cannot guarantee that its new products and services will meet the needs or preferences of Santander UK’s customers which may change over time, and such changes may render Santander UK’s products and services obsolete, outdated or unattractive, and Santander UK may not be able to develop new products that meet its customers’ changing needs in a timely manner. As Santander UK expands the range of its products and services, some of which may be at an early stage of development in the UK market, it will be exposed to known, new and potentially increasingly complex risks, including conduct risk, and development expenses. Santander UK’s employees and risk management systems, as well as its experience and that of its partners, may not be sufficient or adequate to enable it to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect its operating results.

Any or all of the above factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK’s loan portfolio is subject to risk of prepayment

Santander UK’s loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of Santander UK’s earning assets and could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

As a result Santander UK could be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that Santander UK is not able to accurately forecast amortisation schedules for these purposes which may affect its profitability. Prepayment risk also has a significant adverse impact on credit card and collateralised mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in Santander UK’s funding obligations and reinvestment at lower yields. The risk of prepayment and its ability to accurately forecast amortisation schedules is inherent in Santander UK’s commercial activity and an increase in prepayments or a failure to accurately forecast amortisation schedules could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

If Santander UK is unable to manage the growth of its operations, this could have a material adverse impact on its profitability

Santander UK allocates management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring its businesses when necessary. From time to time, Santander UK evaluates acquisition, disposal, and partnership opportunities that it believes could offer additional value to its shareholders and customers, and are consistent with its business strategy. However, Santander UK may not be able to identify suitable acquisition or partnership candidates, and may not be able to acquire promising targets or form partnerships on favourable terms, or at all. Furthermore, preparations for acquisitions that Santander UK does not complete can be disruptive. Santander UK bases its assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Santander UK’s ability to benefit from any such acquisitions and partnerships will depend in part on its successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and regulatory investigations. Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond Santander UK’s control. Santander UK can give no assurances that its expectations with regard to integration and synergies will materialise.

–	Santander UK cannot provide assurance that it will, in all cases, be able to manage its growth effectively or to implement its strategic growth decisions, including its ability to:
–	Manage efficiently the operations and employees of expanding businesses
–	Maintain or grow its existing customer base
–	Successfully execute its strategy
–	Fully due diligence and assess the value, strengths and weaknesses of investment or acquisition candidates
–	Finance strategic opportunities, investments or acquisitions
–	Fully integrate strategic investments, or newly-established entities or acquisitions, in line with its strategy
–	Align its current information technology systems adequately with those of an enlarged group
–	Apply its risk management policy effectively to an enlarged group

Any or all of these factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Damage to Santander UK’s reputation could cause harm to its business prospects

Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to the reputation of Santander UK or Banco Santander SA (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly

258	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, failure to deliver minimum standards of service and quality, disruption to service due to a cyber-attack, wider IT failures, compliance failures, third party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers, counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects.

Santander UK could suffer significant reputational harm if it fails to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with Santander UK, or give rise to litigation or regulatory enforcement actions against Santander UK. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to Santander UK’s financial condition and prospects.

Capital and liquidity risk

Santander UK is subject to regulatory capital, liquidity and leverage requirements that could limit its operations, and changes to these requirements may further limit and could have a material adverse effect on Santander UK’s operations, financial condition and prospects

Capital Requirements Regulation and Capital Requirements Directive IV

Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under directly applicable EU legislation and as adopted by the PRA. Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write down (for more information, see the risk factor entitled ‘Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers’).

The Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. In implementing CRD IV, the PRA has required the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. Though the results of the PRA’s 2019 stress test did not impact on the level of capital that Santander UK is required to hold, the PRA could, in the future, as a result of stress testing exercises (both in the UK and EU wide) and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions, require Santander UK to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Liquidity Coverage Ratio (LCR)

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The current minimum requirement for LCR is set at 100%. Santander UK’s current liquidity position is in excess of the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on Santander UK’s financial performance.

Leverage ratios

The Financial Services Act 2012 (the FS Act) also provides the Financial Policy Committee (FPC) of the BoE with certain other macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The PRA require UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies to hold enough CET1 capital to meet a additional leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Systemic Risk Buffer (SRB) rate, and for consolidated groups which include a Ring Fenced Body to hold enough CET1 capital to meet Leverage Ratio Group Add-on. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to Santander UK being further increased, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Further regulatory changes

Regulators in the UK and worldwide have also proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BRRD requires that EU Member States ensure that EU banks meet a Minimum Requirement for Eligible Liabilities (MREL). The BoE is required to set MREL for all institutions. The BoE expects banks to comply with end-state MREL requirements by 1 January 2022.

On 7 June 2019 amendments to CRD IV, BRRD and the single resolution mechanism (SRM) through Regulation (EU) 2019/876 of the European Parliament and of the Council amending CRR (CRR II) and Directive (EU) 2019/878 of the European Parliament and of the Council amending CRD IV (CRD V) were published. CRR II and CRD V introduce changes to the leverage ratio, requirements for own fund and MREL, counterparty credit risk, market risk, exposures to central counterparties, large exposures, reporting and disclosure requirements, remuneration, capital conservation measures and the net stable funding ration (NSFR) amongst others. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. The majority of the provisions of CRRII will apply from 28 June 2021, although certain provisions, such as those relating to definition or own funds were implemented from 27 June 2019.

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital, or could increase Santander UK’s expenses and could have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the EU implementation of the Basel Committee’s new market risk framework, which reflects rules made as a result of the Basel Committee’s fundamental review of the trading book. In addition, in December 2017 the Basel Committee published their finalisation of the Basel III framework, with proposed implementation from 1 January 2022. This includes the following elements:

–	Revisions to the standardised approach for credit risk, credit valuation adjustment risk and operational risk to address certain weaknesses identified by the Basel Committee

Santander UK Group Holdings plc	259

Annual Report 2019 | Shareholder information

–	Additional constraints on the use of internal model approaches for credit risk, and removing the use of internal model approaches for credit valuation adjustment risk and operational risk
–	The use of an output floor based on standardised approaches and
–	The introduction of a leverage ratio buffer for global systemically important banks and refinements to the definition of the leverage ratio exposure measure.

The foregoing measures could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for new business purposes and adversely affect Santander UK’s cost of funding, profitability and ability to pay dividends, continued organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively Santander UK could be required to restructure its balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect Santander UK’s ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of Santander UK’s capital position. Furthermore increased capital requirements may negatively affect Santander UK’s return on equity and other financial performance indicators.

Santander UK’s business could be affected if its capital is not managed effectively or if these measures limit Santander UK’s ability to manage its balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of Santander UK’s capital position is important to Santander UK’s ability to operate its business, to continue to grow organically and to pursue its business strategy. There is a risk that implementing and maintaining existing and new liquidity requirements, such as through enhanced liquidity risk management systems, may incur significant costs, and more stringent requirements to hold liquid assets may materially affect Santander UK’s lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability. This could in turn adversely impact Santander UK’s operations, financial condition and prospects.

Liquidity and funding risks are inherent in Santander UK’s business and could have a material adverse effect on Santander UK’s operations, financial condition and prospects

Liquidity risk is the risk that Santander UK either does not have available sufficient financial resources to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While Santander UK maintains a liquid asset buffer and implements liquidity management processes to seek to mitigate and control these risks, in particular, unforeseen systemic market factors like those experienced during the last financial crisis make it difficult to eliminate these risks completely. There can be no assurance that such circumstances will not reoccur. Extreme liquidity constraints may affect Santander UK’s operations and its ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities. Disruption and volatility in the global financial markets could have a material adverse effect on Santander UK’s ability to access capital and liquidity on financial terms acceptable to it. A sudden or unexpected shortage of funds in the banking system could threaten the stability of the banking system, and lead to increased funding costs, a reduction in the term of funding instruments or require Santander UK to liquidate certain assets, thereby impacting Santander UK’s liquidity position and its ability to pay its debts. If these circumstances were to arise, this could have a material adverse effect on Santander UK’s results, operations, financial condition and prospects.

Santander UK’s cost of funding is directly related to prevailing interest rates and to its credit spreads. Increases in interest rates and Santander UK’s credit spreads can significantly increase the cost of its funding. Changes in Santander UK’s credit spreads are market-driven and may be influenced by market perceptions of its creditworthiness. Changes to interest rates and Santander UK’s credit spreads occur continuously and may be unpredictable and highly volatile.

If wholesale markets financing ceases to be available, or becomes excessively expensive, Santander UK may be forced to raise the rates it pays on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions, significant increases in capital markets funding costs or deposit rates could have a material adverse effect on Santander UK’s interest margins, its cost of funding, access to liquidity and its profitability and therefore on its operations, financial condition and prospects.

In recent years Santander UK has also made use of central bank funding schemes such as the Bank of England’s Funding for Lending scheme and Term Funding Scheme. As at 31 December 2019, Santander UK had drawn £10.8bn of cash under the Term Funding Scheme and £1.0bn of UK Treasury Bills under Bank of England’s Funding for Lending Scheme. A rapid removal or significant reduction, in outstanding quantitative easing purchase programmes could have an adverse effect on Santander UK’s ability to access liquidity and on its funding costs. Any significant reduction or withdrawal of any central bank funding facilities Santander UK may be utilising at any given time could cause an increased dependence on term funding issues and increase its funding costs.

Each of the factors described above could have a material adverse effect on Santander UK, including its ability to access capital and liquidity on financial terms acceptable to it and, more generally, on its operations, financial condition and prospects.

Further, Santander UK aims for a funding structure that is consistent with its assets, avoids excessive reliance on short-term wholesale funding, attracts enduring retail and commercial deposits and provides diversification in products and tenor. Santander UK therefore relies, and will continue to rely, on retail and commercial deposits to fund a significant proportion of lending activities. The on-going availability of this type of funding is sensitive to a variety of factors outside Santander UK’s control, such as general economic conditions and the confidence of depositors in the economy, in the financial services industry in general, confidence in Santander UK specifically, Santander UK’s credit rating and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing its ability to access deposit funding on appropriate terms, or at all, in the future, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK’s liquidity planning assumes that customers will continue to make a volume of deposits with Santander UK (particularly demand deposits and short-term time deposits), and Santander UK intends to maintain its emphasis on the use of deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for Santander UK in the future if deposits are not made in the volumes anticipated or are withdrawn at short notice or are not renewed. If a substantial number of depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, there may be a material adverse effect on Santander UK’s operations, financial condition and prospects.

260	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

An adverse movement in Santander UK’s external credit rating would likely increase its cost of funding, require Santander UK to post additional collateral or take other actions under some of its derivative contracts and adversely affect Santander UK’s operations, financial condition and prospects

Credit ratings affect the cost and other terms upon which Santander UK is able to obtain funding. Credit rating agencies regularly evaluate Santander UK, and their credit ratings of Santander UK and Santander UK’s issued debt are based on a number of factors, including Santander UK’s financial strength, the strength of the UK economy and conditions affecting the financial services industry generally.

Any downgrade in the external credit ratings assigned to Santander UK or any of Santander UK’s debt securities could have an adverse impact on Santander UK. In particular, such downgrade in Santander UK’s credit ratings could increase its borrowing costs and could require it to post additional collateral or take other actions under some of derivatives, loan facilities or other financial contracts, and could limit its access to capital markets and have a material adverse effect on its operations, financial condition and prospects. For example, a credit rating downgrade could have a material adverse effect on Santander UK’s ability to sell or market certain products, engage in certain longer-term or derivatives transactions and retain its customers or investors, particularly those who need a minimum rating threshold in order to transact or invest.

Any of these results of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander UK, including its operations, financial condition and prospects. For example, Santander UK estimates that at 31 December 2019, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £1.5bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £1.6bn of cash and collateral at

31 December 2019. These potential outflows are captured under the LCR regime. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

There can be no assurance that the credit rating agencies will maintain Santander UK’s current credit ratings or outlooks. A failure to maintain favourable credit ratings or outlooks could increase Santander UK’s cost of funding, adversely affect Santander UK’s interest margins, and reduce its ability to secure both long-term and short-term funding. If a downgrade of a Santander UK’s member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings of other members of Santander UK. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Negative changes to the UK sovereign credit rating, or the perception that further negative changes may occur, could have a material adverse effect on Santander UK’s operations, financial condition, prospects and the marketability and trading value of its securities. This might also have an impact on Santander UK’s own credit rating, borrowing costs and ability to secure funding. Negative changes to the UK sovereign credit rating, or the perception that further negative changes may occur, could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and reducing asset prices, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Changes in Santander UK’s pension liabilities and obligations could have a materially adverse effect on Santander UK’s operations, financial condition and prospects

The majority of current employees are provided with pension benefits through defined contribution arrangements. Under these arrangements Santander UK’s obligation is limited to the cash contributions paid. Santander UK provides retirement benefits for many of its former and current employees in the UK through a number of defined benefit pension schemes established under trust. Santander UK plc is the principal employer under the majority of these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory pension funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees although, if they cannot agree, the rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes, but, in some cases, the scheme trustees may have the unilateral right to set the employer’s relevant contribution.

The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension schemes where that employer is a service company, or is otherwise ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation). As some of the employers within Santander UK are service companies, if the Pensions Regulator determines that they have become insufficiently resourced and no suitable mitigating action is undertaken, other companies within Santander UK which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be issued to any company or individual that is connected with or an associate of such employer in circumstances where the Pensions Regulator considers it reasonable to issue it and multiple notices could be issued to connected companies or individuals for the full amount of the debt. The risk of a contribution notice being imposed may inhibit Santander UK’s freedom to restructure or to undertake certain corporate activities. There is a risk that Santander UK could incur an obligation to make a contribution to the scheme by virtue of section 75 or 75A of the Pensions Act 1995 as a result of a reorganisation or disposal of Santander UK’s businesses.

Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK record a deficit or an increased deficit (as appropriate), due to either a reduction in the value of the pension fund assets (depending on the performance of financial markets) not matched by a fall in the pension fund liabilities and/or an increase in the scheme liabilities not matched by an increase in the pension fund assets due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources. While Santander UK can control a number of the above factors, there are some over which Santander UK has no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with Santander UK before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them.

Santander UK Group Holdings plc	261

Annual Report 2019 | Shareholder information

Changes in UK legislation and regulation to address perceived failings in pension protection following recent high profile company insolvencies with large pension deficits may also affect Santander UK’s position, Specific areas where concerns have been raised are levels of dividends where there is a pension scheme with a deficit and the length of time taken to address deficits. Changes in legislation or regulation could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources.

Any increase in Santander UK’s pension liabilities and obligations as a result of the foregoing factors could have a material adverse effect on Santander UK’s operations, financial conditions and prospects.

Market risks

Santander UK’s financial results are constantly exposed to market risk. Santander UK is subject to fluctuations in interest rates and other market risks, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Market risk refers to the probability of variations in Santander UK’s net interest income or in the market value of its assets and liabilities due to volatility of interest rates, exchange rates or equity prices.

Changes in interest rates would affect the following areas, among others, of Santander UK’s business:

–	Net interest income
–	The value of Santander UK’s derivatives transactions
–	The market value of Santander UK securities holdings
–	The value of Santander UK’s loans and deposits
–	The volume of loans originated

Interest rates are highly sensitive to many factors beyond Santander UK’s control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors. Variations in interest rates could affect the interest earned on Santander UK’s assets and the interest paid on its borrowings, thereby affecting its net interest income, which comprises the majority of its revenue, reducing its growth rate and profitability and potentially resulting in losses. In addition, costs Santander UK incurs putting into place strategies to reduce interest rate exposure could increase in the future, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Increases in interest rates may reduce the volume of loans originated by Santander UK. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of Santander UK’s customers to prepay or refinance fixed-rate loans, reduce the value of its financial assets and reduce gains or require Santander UK to record losses on sales of Santander UK’s loans or securities, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Due to the historically low interest rate environment in the UK in recent years, the rates on many of Santander UK’s interest-bearing deposit products have been priced at or near zero, which may limit Santander UK’s ability to further reduce customer rates in the event of further cuts in BoE Base Rate. If a generally low interest rate environment in the UK persists in the long term, it may be difficult to increase Santander UK’s net interest income, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK is exposed to risks relating to the integrity and continued existence of reference rates

LIBOR and other interest rates are used in securities issued and held by Santander UK and in contracts with its financial counterparts, customers and investors. Reference rates and indices, including LIBOR and other interest rate benchmarks are subject to national, international and other regulatory guidance and proposals for reform and transition to alternative rates. On 29 November 2017, the FCA announced that its Working Group on Sterling Risk-Free Rates was to be mandated with implementing a broad-based transition to the Sterling Overnight Index Average (SONIA) over the next four years across sterling bond, loan and derivative markets, so that SONIA is established as the primary sterling interest rate benchmark and regulators in the United Kingdom continue to seek the replacement of LIBOR by the end of 2021.

Any such changes to, or replacement of benchmarks may cause contracts in which they are used to perform differently than in the past, or may have other consequential effects on any of Santander UK’s rights and obligations which depend on such benchmarks and any fallbacks. In particular, the transition from GBP LIBOR to SONIA and the elimination of the LIBOR benchmark will require an adjustment to the terms of financial contracts to which Santander UK is a party which relate to LIBOR. This could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

It is not yet clear whether LIBOR will cease to exist entirely before the end of 2021, whether the use of LIBOR will be made unlawful or impermissible in future, and whether there will be any transitional arrangements set out either by law, regulation or market practice. The lack of a legal or regulatory framework for the automatic transition of legacy contracts and agreements, makes such transition more complex and subject to risks that could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK has dedicated considerable bank-wide resources to prepare itself, and its customers, for the cessation of LIBOR and other legacy interest rate benchmarks:

–

Santander UK has a fully established LIBOR transition governance structure, including Senior Management Forums meeting monthly, and thematic and product-level working groups. In addition, regular reports are received by ALCO and Board Risk Committee.

–

Santander UK recognises that LIBOR transitioning presents potential risks for its customers. Santander UK completed a first phase of customer communication with the website publication of an education statement on the replacement of LIBOR, and is actively planning a second phase, tailored to individual customer needs.

–

Santander UK rolled out LIBOR transition training to all its staff. Santander UK supported this with regular internal publications and communications, and dedicated workshops to help colleagues work together and share insights on LIBOR transitioning.

–	Santander UK has been a highly active contributor to discussions on LIBOR transitioning through direct participation at a wide range of industry forums.

This approach allowed Santander UK to execute several targeted initiatives in 2019, including becoming the first UK bank to switch an existing LIBOR referencing securitisation to SONIA, switching Santander UK’s pension scheme derivative exposures from LIBOR-linked swaps to gilts, and completing a series of derivative trade compressions to reduce Santander UK’s gross LIBOR exposure.

262	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Santander UK’s most significant exposures are to GBP LIBOR, and mainly represent derivatives transacted to hedge its balance sheet risks, corporate loans and medium-term funding. At 31 December 2019, Santander estimates the notional value of its contracts referencing post-2021 LIBOR benchmarks to be £88bn. For details of the notional value of derivative hedging instruments by benchmark interest rate, see Note 11 to the Consolidated Financial Statements.

When LIBOR is replaced or ceases to exist (or if the methodology for calculating LIBOR or any successor benchmark rate changes for any reason), interest rates on Santander UK’s floating rate obligations, loans, deposits, derivatives, and other financial instruments linked to LIBOR rates, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. In addition, any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the value of Santander UK’s floating rate obligations, loans, deposits, derivatives, and other financial instruments linked to LIBOR rates. Any such issues relating to LIBOR or other benchmarks or reference rates (including SONIA) could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of Santander UK’s financial assets. Negative fair value adjustments could have a material adverse effect on Santander UK’s operations, financial condition and prospects

Santander UK has material exposures to securities, loans, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting the prevailing market conditions, may result in negative changes in the fair values of Santander UK’s financial assets. In addition, the value ultimately realised by Santander UK on disposal may be lower than the current fair value, during the last global financial crisis, financial markets were subject to periods of significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. Any of these factors could require Santander UK to record negative fair value adjustments, which could have a material adverse effect on its operations, financial condition and prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets and in times of economic instability. In such circumstances, Santander UK’s valuation methodologies require it to make assumptions, judgements and estimates in order to establish fair value.

Reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK invests in debt securities of the UK Government largely for liquidity management purposes. At 31 December 2019, approximately 9% of Santander UK’s total assets and 48% of Santander UK’s securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

If the level of non-performing loans increases or the credit quality of Santander UK’s loans deteriorates in the future, or if Santander UK’s loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on Santander UK’s operations, financial condition and prospects

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of Santander UK’s businesses. Non-performing or low credit quality loans have in the past, and could continue to, have a material adverse effect on Santander UK’s operations, financial condition and prospects.

In particular, the amount of Santander UK’s reported non-performing loans may increase in the future as a result of growth in Santander UK’s total loan portfolio, including as a result of loan portfolios that Santander UK may acquire in the future (the credit quality of which may turn out to be worse than Santander UK had anticipated), or factors beyond Santander UK’s control, such as adverse changes in the credit quality of Santander UK’s borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies.

There can be no assurance that Santander UK will be able to effectively control the level of impaired loans in, or the credit quality of, its total loan portfolio, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE Base Rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at historically low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers’ required monthly payments may result in higher delinquency rates and losses related to non-performing loans in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK’s current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of Santander UK’s total loan portfolio. Santander UK’s loan loss reserves are based on Santander UK’s current assessment of various factors affecting the quality of its loan portfolio, including its borrowers’ financial condition, repayment abilities, the realisable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond Santander UK’s control. As a result, there is no precise method for predicting loan and credit losses, and no assurance can be provided that Santander UK’s current or future loan loss reserves will be sufficient to cover actual losses.

If Santander UK’s assessment of and expectations concerning the above mentioned factors differ from actual developments Santander UK may need to increase its loan loss reserves, which may adversely affect Santander UK’s operations, financial condition and prospects. Additionally, in calculating its loan loss reserves, Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK Group Holdings plc	263

Annual Report 2019 | Shareholder information

The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio

The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 81% of Santander UK’s loan portfolio at 31 December 2019. As a result, Santander UK is highly exposed to developments in the residential property market in the UK.

House price growth has slowed since the UK Referendum to exit the EU, most noticeably in London, although UK house prices have generally continued to be supported by certain economic fundamentals including historically low mortgage rates and low unemployment rates. Nevertheless, any increase in house prices may be limited given low levels of consumer confidence and low levels of real earnings growth. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

The value of the collateral securing Santander UK’s loan portfolio may also be adversely affected by force majeure events such as natural disasters like floods or landslides exacerbated by climate change trends. Any force majeure event may cause widespread damage and could have an adverse impact on the economy of the affected region and may therefore impair the asset quality of Santander UK’s loan portfolio in that area.

Santander UK may also not have sufficiently up-to-date information on the value of collateral, which may result in an inaccurate assessment for impairment losses on loans secured by such collateral.

If any of the above events were to occur, Santander UK may need to make additional provisions to cover actual impairment losses of its loans, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Legal & regulatory risks

Santander UK is subject to substantial and evolving regulation and governmental oversight

As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see “Regulation of the Santander UK group”. The sector is facing unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability of institutions under their supervision), enhance consumer protection and improve controls in relation to financial crime-related risks. Santander UK expect regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the United Kingdom by the Prudential Regulation Authority (PRA), the Lending Standards Board (LSB), Financial Conduct Authority (FCA), the Payment Systems Regulator (PSR) and the Competition and Markets Authority (CMA).

As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators such as the Banco de España (the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes (including the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions.

The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions has gone through great change which is still being implemented and reviewed. Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), are beyond Santander UK’s control and could materially affect Santander UK’s business.

Changes in UK legislation and regulation to address the stability of the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry.

To the extent these laws, regulations and policies apply to it, Santander UK may face higher compliance costs. Santander UK may lack the capacity to readily respond to multiple regulatory or government policy changes simultaneously. Any legislative or regulatory actions and any required changes to Santander UK’s business operations resulting from such laws, regulations and policies as well as any deficiencies in Santander UK’s compliance with such laws, regulations and policies could result in significant loss of revenue, could have an impact on Santander UK’s strategy, limit its ability to pursue business opportunities in which Santander UK might otherwise consider engaging, limit Santander UK’s ability to provide certain products and services and result in enforcement action and the imposition of financial and other penalties. They may also affect the value of assets that Santander UK holds, requiring Santander UK to increase its prices thereby reducing demand for Santander UK’s products or otherwise have a material adverse effect on its operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application by Santander UK or by regulatory authorities will not adversely affect Santander UK.

Specific examples of areas where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to, the following:

–

Banking Reform: in accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits, including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK now conducts its business operations in the UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. From 1 January 2019, if Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group.

–

Competition: reviews and investigations by competition authorities (which in the United Kingdom include the CMA, the FCA and the PSR) into any aspect of Santander UK’s operations or the functioning of any markets in which Santander UK operates, including, but not limited to, personal current accounts, mortgages and the SME retail banking market.

264	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

–

Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payments regulations at a European as well as domestic UK Level. Within the UK, the Payment Systems Regulator has mandated Santander UK build systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (“CRM”) which both aim to reduce the level of customer fraud (particularly through our customer’s manipulation into making payments known as “Authorised Push Payment” fraud). Under these standards, Santander UK will assume responsibility for certain categories of customer losses and any inherent failing in system design may lead to fines from regulators and/or compensation being paid to customers. Any requirement to make such changes, any liability to customers, any regulatory fines, or any reputational damage, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. At a European level, the Second Payment Services Directive (PSD2) is a fundamental piece of payments-related legislation in Europe, the first part of which came into force in January 2018. The regulation aims to harmonise payment processing across Europe, and is being implemented in the UK by the FCA. In the UK, PSD2 introduced Open Banking, which opened up access to customers’ online account and payments data to third party providers (TPPs). Customers are able to give secure access to certain TPPs authorised by the FCA or other European regulators to access account information and to make payments from current accounts. Following the CMA’s retail banking market investigation, the nine largest current account providers in the UK (the CMA-9), including Santander UK, were required to accelerate certain of the PSD2 requirements and implement Open Banking by 13 January 2018. Open Banking and PSD2 both have the potential to exacerbate a number of existing risks including data loss/data protection, cyber security, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity. Examples of the heightened risk include the risk of fraud relating to activities of a TPP pursuant to which funds are redirected to a third party not chosen by the customer; and the risk of data misuse by a TPP/other third party. If the arrangements that Santander UK has made to comply with Santander UK’s Open Banking obligation prove to be inadequate or incompatible with legal and regulatory requirements or expectations, Santander UK could be required to make extensive and costly changes to Santander UK’s systems and controls, policies and practices. Santander UK might also be fined by regulators, be subject to compensation claimed by customers and might suffer reputational damage. Any requirement to make such changes, any liability to customers, any regulatory fines, or any reputational damage, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

–

Data Privacy: Failure to comply with emerging and recently implemented laws and regulations concerning data privacy and localisation in a number of jurisdictions across the globe may result in regulatory sanctions. In particular, the coming into effect of GDPR on 25 May 2018 has introduced new obligations on data controllers and rights for data subjects. The implementation of the GDPR has required substantial amendments to Santander UK’s procedures and policies. The changes have had, and could continue to have, an adverse impact on Santander UK’s business by increasing its operational and compliance costs. If there are breaches of the GDPR obligations, Santander UK could face significant administrative and monetary sanctions as well as reputational damage. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

–

LIBOR: There is uncertainty as to whether LIBOR will cease to exist entirely before the end of 2021, whether the use of LIBOR will be made unlawful or impermissible in future, and whether there will be any transitional arrangements set out either by law, regulation or market practice. The lack of a legal or regulatory framework for the automatic transition of legacy contracts and agreements makes such transition more complex and subject to risks that could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

–

Evolving conduct and regulatory policy: the FCA is currently at various stages (from finalised rules and guidance through to consultation and implementation) in respect of a number of initiatives which could impact or require changes to Santander UK’s approach to products and services. This includes but is not limited to a debate in relation to a Duty of Care for financial services firms or potential changes to the Principles for Business, Price discrimination and Fair Pricing initiatives, Guidance on the Variation of Terms in Financial Services Contracts, and reforms to the overdraft market through the High Cost Credit Review. In parallel, the CMA is developing its role and responsibilities in relation to consumer protection and considering the impact of ‘loyalty penalties’ on consumers, which could result in changes for firms, including those in the financial services sector. Regulatory changes arising from these initiatives could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers

The special resolution regime set out in the Banking Act 2009 provides HM Treasury, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

If an instrument or order were made under the Banking Act in respect of an entity in Santander UK, such instrument or order (as the case may be) may, among other things: (i) result in a compulsory transfer of shares or other securities or property of such entity; (ii) have an impact on the rights of the holders of shares or other securities issued by Santander UK or such entity or result in the nullification or modification of the terms and conditions of such shares or securities; or (iii) result in the de-listing of the shares and/or other securities of such entity. In addition, such an order may affect matters in respect of Santander UK or such entity and/or other aspects of the shares or other securities of Santander UK or such entity, which may negatively affect the ability of Santander UK or such entity to meet its obligations in respect of such shares or securities.

Further, amendments to the Insolvency Act 1986 and secondary legislation have introduced changes to the treatment and ranking of certain debts with the result that certain eligible deposits will rank in priority to the claims of ordinary (i.e. non-preferred) unsecured creditors in the event of an insolvency. This may negatively affect the ability of unsecured creditors to recover sums due to them in an insolvency scenario.

If a ‘bail-in’ order were made under the Banking Act 2009 as amended by The Financial Services (Banking Reform) Act 2013 (as to which, see further ‘Regulation of Santander UK - The Banking Act’). Such an order would be based on the principle that such creditors should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a bank under resolution and the power to convert certain liabilities into shares (or other instruments of ownership) of the bank. The bail-in power under the Banking Act may potentially be exercised in respect of any unsecured debt securities issued by a bank under resolution or an entity in Santander UK, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act could be exercised in respect of Santander UK’s debt securities. Public financial support would only be used as a last resort, if at all, after having assessed and utilised, to the maximum extent practicable, the resolution tools including the bail-in tool and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of Santander UK or any entity in Santander UK would have a material adverse effect on Santander UK’s operations, financial condition and prospects.

The PRA also has the power to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a member of a banking group to issue debt instruments. The exercise of such powers could have an impact on the liquidity of Santander UK’s debt instruments and could materially increase Santander UK’s cost of funding.

Santander UK Group Holdings plc	265

Annual Report 2019 | Shareholder information

In addition, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result of changes to the PRA Rulebook made to implement the BRRD, Santander UK is now required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of Santander UK, these ex ante powers could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK must comply with anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and anti-tax evasion laws and regulations and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could have a material adverse effect on Santander UK’s operations, financial condition or prospects

Santander UK is required to comply with applicable anti-money laundering (AML), counter-terrorism financing (CTF), anti-bribery and corruption, sanctions, anti-tax evasion and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (including in respect of sanctions and politically-exposed person screening), ensure account and transaction information is kept up to date and implement effective financial crime policies and procedures detailing what is required from those responsible in order to counter financial crime risks. Santander UK is also required to conduct financial crime training for its staff and to report suspicious transactions and activity to appropriate law enforcement.

The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which requires ongoing changes to systems, technology and operational activities. Comprehensive and risk based financial crime training at a group-wide wide and business unit level is a key element of this, with the FCA providing guidance on expectations within its Financial Crime Guide. Financial crime is continually evolving. This requires proactive and adaptable responses from Santander UK so that it is able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where Santander UK may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, Santander UK relies heavily on its staff to assist Santander UK by identifying such activities and reporting them, and Santander UK’s staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where Santander UK outsources any of its customer due diligence, customer screening or anti financial crime operations, it remains responsible and accountable for full compliance and any breaches. If Santander UK is unable to apply the necessary scrutiny and oversight, or if such oversight proves insufficient to detect illegal or improper activities, there remains a risk of regulatory breach and this could have a material adverse effect on its operations, financial condition and prospects.

Over the last decade, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally, and such scrutiny continues to intensify. Consequently, AML, CTF, anti-bribery and corruption and sanctions laws and regulations have become, and may continue to become, increasingly complex and detailed and have become, and may continue to become, the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel. The complexity in the area of financial crime policy is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU/UK and US in the area of financial sanctions is exacerbated by the lack of clear guidance from the UK Office of Financial Sanctions Implementation.

The implementation of new UK legislation related to financial crime has required substantial amendments to its AML / CTF procedures and policies, with additional training and guidance required for employees. Further such amendments will likely be required going forward to reflect changes to UK laws and Government policy post-Brexit. Any changes could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.

If Santander UK is unable to fully comply with applicable laws, regulations and expectations, its regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against it, to impose significant fines and other penalties on it, including requiring a complete review of Santander UK’s business systems, day-to-day supervision by external consultants, imposing restrictions on the conduct of Santander UK’s business and operations and ultimately the revocation of Santander UK’s banking licence. The reputational damage to its business and brand could be severe if Santander UK were found to have materially breached AML, CTF, anti-bribery and corruption or sanctions requirements. Santander UK’s reputation could also suffer if it were unable to protect Santander UK’s customers or its business from being used by criminals for illegal or improper purposes. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

At an operational level, geo-political, economic and social changes can provide opportunities to financial criminals and alter the risks posed to banks. Effective intelligence and monitoring systems within strengthened public/private partnerships to share knowledge on emerging risks are required to help mitigate these risks. However, there can be no guarantee that any intelligence shared by public authorities or other financial institutions will be accurate or effective in helping Santander UK to combat financial crime, and if, despite such efforts, Santander UK fails to combat financial crime effectively then this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

In addition, while Santander UK reviews its relevant counterparties’ internal policies and procedures (for example, under its correspondent banking relationships) with respect to such matters, Santander UK, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-financial-crime procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using its (and its relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without its (or its relevant counterparties’) knowledge. There are also risks that other third parties, such as suppliers, could be involved in financial crime. If Santander UK is associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), then its reputation could suffer and it could become subject to civil or criminal proceedings that could result in penalties, sanctions and legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with it), any one of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK is subject to tax-related risks

Santander UK is subject to the substance and interpretation of UK tax laws and is subject to routine review and audit by tax authorities in relation thereto. Santander UK’s interpretation or application of these tax laws may differ from those of the relevant tax authorities. While Santander UK provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities, the amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. In general, changes to tax laws and tax rates, including as a result of policy changes by governments and/or regulators, and penalties for failing to comply with such changes, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. Some of these changes may be specific to the banking/financial services sectors and therefore result in us incurring an additional tax burden when compared to other industry sectors.

Santander UK is exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings

Santander UK faces various legal and regulatory issues that may give rise to civil or criminal litigation, arbitration, and/or criminal, tax, administrative and/or regulatory investigations, inquiries or proceedings. Failure to adequately manage the risks arising in connection with legal and regulatory issues, including Santander UK’s obligations under existing applicable laws and regulations or its contractual obligations, including arrangements with its customers and suppliers, or failing to properly

266	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

implement applicable laws and regulations could result in significant loss or damage including reputational damage, all of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Additionally, the current regulatory environment, with the continuing heightened supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. Relevant risks include:

–

Regulators, agencies and authorities with jurisdiction over Santander UK, including the Bank of England (BoE), the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Commission, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR, the Serious Fraud Office (SFO), the National Crime Agency (NCA) or the Courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to SME dispute resolution and liability for authorised push payment fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.

–

An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.

–

The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. In addition, the CMA’s widening focus on market outcomes may result in increased reviews by the CMA of the markets in which Santander UK operates.

–

The alleged historical or current misselling of financial products, such as mortgages, arising from causes such as the alleged overcharging of interest and the inappropriate sale of interest-only mortgages and Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, presents a risk of civil litigation (including claims management company driven legal campaigns) and/or enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may require additional provisions to be recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products. In the case of PPI claims specifically, there is an increased risk of litigation as a consequence of the FCA time bar which came into force on 30 August 2019.

–

Santander UK may hold bank accounts for entities that might be or are subject to scrutiny from various regulators and authorities, including the SFO, the NCA and regulators in the US and elsewhere, which could lead to Santander UK’s conduct being reviewed as part of any such scrutiny.

–

Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases.

Santander UK is (and will continue from time to time to be) subject to certain legal or regulatory investigations, inquiries and proceedings, both civil and criminal including in connection with Santander UK’s lending and payment activities, treatment of customers, relationships with Santander UK’s employees, financial crime, and other commercial or tax matters. These may be brought against Santander UK under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the US, in circumstances where overseas regulators and authorities may have jurisdiction by virtue of its activities or operations.

In view of the inherent difficulty of predicting the outcome of legal or regulatory proceedings, particularly where opportunistic claimants seek very large or indeterminate damages, cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, or where the approaches of regulators or authorities to legal or regulatory issues and sanctions applied are subject to change, Santander UK cannot state with confidence what the eventual outcome of any pending matters will be and any such pending matters are not disclosed by name because they are under assessment. Santander UK’s provisions in respect of any pending legal or regulatory proceedings are made in accordance with relevant accounting requirements. These provisions are reviewed periodically. However, in light of the uncertainties involved in such legal or regulatory proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by Santander UK. As a result, the outcome of a particular matter (whether currently provided or otherwise) could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

The developing legal and regulatory regime in which Santander UK operates requires it to be compliant across all aspects of its business, including the training, authorisation and supervision of personnel and the development of systems, processes and documentation. If Santander UK fails to be compliant with relevant law or regulation, there is a risk of an adverse impact on its business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines, civil or criminal penalties, or other action imposed by or agreed with the regulatory authorities, as well as increased costs associated with responding to regulatory inquiries and defending regulatory actions. Customers of financial services institutions, including Santander UK’s customers, may seek redress if they consider that they have suffered loss for example as a result of the misselling of a particular product, or through incorrect application or enforcement of the terms and conditions of a particular product or in connection with a competition law infringement and Santander UK’s rights under a contract with its customers may in certain circumstances be unenforceable or otherwise impaired.

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) the development of a voluntary dispute resolution service to oversee the resolution of historic complaints from SMEs that meet the relevant eligibility criteria and new complaints from SMEs that would be outside the FOS’ proposed revised jurisdiction; (vi) the introduction of a voluntary code to enhance protection for customers who are victims of authorised push payment fraud; and (vii) the high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK Group Holdings plc	267

Annual Report 2019 | Shareholder information

Operational risks

Failure to successfully apply or to improve Santander UK’s credit risk management systems could have a material adverse effect on Santander UK’s operations, financial condition and prospects

As a commercial banking group, one of the main types of risks inherent in Santander UK’s business is credit risk. For example, an important feature of Santander UK’s credit risk management system is to employ Santander UK’s own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally, but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander group members. As this process involves detailed analysis of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human and IT systems errors. In exercising their judgement on current or future credit risk behaviour of Santander UK’s customers, Santander UK’s employees may not always be able to assign a correct credit rating, which may result in a larger exposure to higher credit risks than indicated by Santander UK’s risk rating system. Santander UK may not be able to detect all possible risks before they occur, or its employees may not be able to effectively apply its credit policies and guidelines due to limited tools available to Santander UK, which may increase its credit risk.

Any failure to effectively apply, consistently monitor and refine Santander UK’s credit risk management systems may result in an increase in the level of non-performing loans and higher losses than expected, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK‘s data management policies and processes may not be sufficiently robust

Critical business processes across Santander UK rely on large volumes of data from a number of different systems and sources. If data governance (including data retention and deletion, data quality and data architecture policies and procedures) is not sufficiently robust, manual intervention, adjustments and reconciliations may be required to reduce the risk of error in Santander UK ‘s external reports or in reporting to senior management or regulators. Inadequate policies and processes may also affect Santander UK’s ability to use data to service customers more effectively or to improve Santander UK’s product offering. Santander UK must also comply with requirements under law or regulation which require classification of customers, counterparties, financial transactions or instruments. Financial institutions that fail to comply with in-country (local) and global regulatory and compliance requirements may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK’s business is subject to risks related to cyber-crime

Santander UK’s systems, software and networks may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Furthermore, Santander UK may be required to expend significant additional resources to modify Santander UK’s protective measures or to investigate and remediate vulnerabilities or other exposures. Santander UK expects its programmes of change to have an effect on its risk profile, both technological and regulatory. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with systems change is likely to increase and this will therefore remain an area of key focus in Santander UK’s risk management. There can be no assurance that Santander UK will not suffer material losses from such operational risks in the future, including those relating to any security breaches, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

In particular, in recent years the computer systems of companies and organisations have been targeted by cyber criminals, activists and nation-state-sponsored groups. Like other financial institutions, Santander UK manages and holds confidential personal information of customers in the conduct of its banking operations, as well as a large number of assets. Consequently, Santander UK has been, and continues to be, subject to a range of cyber-attacks, such as malware, phishing and denial of service.

Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of Santander UK’s electronic systems used to service its customers. Any material disruption or slowdown of Santander UK’s systems could cause information, including data related to customer requests, to be lost or to be delivered to Santander UK’s clients with delays or errors, which could reduce demand for Santander UK’s services and products. As attempted attacks continue to evolve in scope and sophistication, Santander UK may incur significant costs in order to modify or enhance its protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to its customers. If Santander UK fails to effectively manage its cyber security risk, the impact could be significant and may include harm to Santander UK reputation and make Santander UK liable for the payment of customer compensation, regulatory penalties and fines. Factors such as failing to apply critical security patches from its technology providers, to manage out obsolete technology or to update Santander UK’s processes in response to new threats could give rise to these consequences, which, if they occur, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

In addition, Santander UK may also be affected by cyber-attacks against national critical infrastructures in the UK or elsewhere, for example, the telecommunications network or cloud computing providers used by Santander UK. In common with other financial institutions Santander UK is dependent on such networks and any cyber-attack against these networks could negatively affect its ability to service its customers. As Santander UK does not operate these networks it has limited ability to protect Santander UK’s business from the adverse effects of cyber-attack against them. Further, the domestic and global financial services industry, including key financial market infrastructure, may be the target of cyber disruption and attack by cyber criminals, activists or governments looking to cause economic instability. Santander UK has limited ability to protect its business from the adverse effects of cyber disruption or attack against its counterparties and key national and financial market infrastructure. If such a disruption or attack were to occur it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and fraud

Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and fraud. It is not always possible to deter or prevent such non-compliance, employee misconduct, human error, negligence or fraud and the precautions Santander UK takes to detect and prevent this activity may not always be effective. Any such matters could result in regulatory sanctions and cause reputational or financial harm, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects

Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems and on its ability to upgrade and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its businesses and its ability to

268	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly required in order to remain competitive. It cannot be certain that in the future Santander UK will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of its information technology infrastructure as effectively as its competitors; this may result in a loss of any competitive advantages that Santander UK’s information technology systems provide. Any failure to effectively improve, expand or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

From time to time Santander UK is required to migrate information relating its customers to new information technology systems. Any failure to manage such migration effectively could have a negative impact on Santander UK’s ability to provide services to its customers and could cause reputational damage to Santander UK which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK may be exposed to unidentified or unanticipated risks despite its risk management policies, procedures and methods and may be exposed to risk related to errors in Santander UK’s risk modelling

The management of risk is an integral part of Santander UK’s activities. Santander UK seek to monitor and manage its risk exposure through a variety of risk reporting systems. For a further description of our risk management framework see the ‘Risk review’ on pages 71 to 159. While Santander UK employs a broad and diversified set of risk monitoring and risk mitigation techniques and strategies, they may not be fully effective in mitigating Santander UK’s risk exposure in all economic market environments or against all types of risk, including risks that Santander UK fails to identify or anticipate.

Some of Santander UK’s tools and metrics for managing risk are based upon its use of observed historical market behaviour. Santander UK applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors Santander UK did not anticipate or correctly evaluate in its statistical models. This would limit its ability to manage its risks. Santander UK losses thus could be significantly greater than the historical measures indicate. In addition, Santander UK’s quantified modelling does not take all risks into account. Santander UK’s more qualitative approach to managing those risks could prove insufficient, exposing it to material, unanticipated losses. Santander UK could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that include errors or are otherwise inadequately developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with Santander UK. These occurrences could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK relies on third parties and affiliates for important infrastructure support, products and services

Third party providers and certain affiliates provide key components of Santander UK’s business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third party providers and affiliates is a source of operational and regulatory risk, including with respect to security breaches affecting such parties and other parties that interact with these parties. As the depth of Santander UK’s relationship with these third parties and affiliates increases, including through the use of cloud based services, Santander UK increasingly face the risk of operational failure with respect to their systems. Santander UK may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. In addition, any problems caused by these third parties or affiliates, including as a result of them not providing Santander UK their services for any reason, or performing their services poorly, could adversely affect Santander UK’s ability to deliver products and services to customers and otherwise conduct its business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk Santander UK faces as a result of these arrangements may be increased to the extent that it restructures such arrangements. Any restructuring could involve significant expense to Santander UK and entail significant delivery and execution risk which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel

Santander UK’s continued success depends in part on the continued service of key members of its senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of Santander UK’s strategy. The successful implementation of Santander UK’s strategy depends on the availability of skilled and appropriate management, both at Santander UK’s head office and in each of its business units. There is also an increasing demand for Santander UK to hire individuals with digital skills such as data scientist, engineering and designer skill sets. Such individuals are very sought after by all organisations, not just the banking industry, and thus Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change. If Santander UK fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on Santander UK’s ability to hire or retain the most qualified employees. If Santander UK fails or is unable to attract and appropriately train, motivate and retain qualified professionals, it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Financial reporting risk

Santander UK’s financial statements are based in part on judgements and accounting estimates which, if inaccurate, could cause material misstatement of Santander UK’s future financial results and financial condition.

The preparation of the financial statements requires management to make judgements and accounting estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual amounts may differ from these accounting estimates under different assumptions or conditions. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

As explained in Note 1 to the Consolidated Financial Statements, limited significant judgements have been made in the process of applying Santander UK’s accounting policies. Those accounting estimates, as well as the judgements inherent within them, are considered important to the portrayal of the financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates; and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on Santander UK’s operations, financial condition and prospects.

Changes in accounting standards could affect reported earnings

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of Santander UK’s consolidated financial statements. These changes can materially affect how Santander UK records and reports its financial condition and operating results. In some cases, Santander UK could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Any change in reported earnings as a result of the foregoing could have a material adverse effect on Santander UK’s operations, financial condition and prospects

Santander UK Group Holdings plc	269

Regulation of the Santander UK group

As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and in each other location in which Santander UK operates. This intensive approach to supervision is maintained in the United Kingdom by the PRA and the FCA. As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators, such as the Banco de España and the ECB, as well as various legal and regulatory regimes (including the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions.

Approach of the Financial Conduct Authority (FCA)

As per the FSMA (amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.

The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.

Regulatory Approach of the PRA

As per the Financial Services Act 2012, the PRA has two statutory objectives: to promote the safety and soundness of the firms which it supervises and, with respect to insurers, to contribute to the securing of an appropriate degree of protection for policyholders. The PRA has a secondary objective in respect of competition. The PRA’s regulatory and supervisory approach incorporates three key characteristics: to take a judgement-based approach, a forward-looking approach, and a focused-approach.

The PRA has largely inherited the prudential aspects of the former FSA Handbook (now within the PRA Rulebook), including regulations and guidance relating to capital adequacy and liquidity among several other things.

US regulation

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. The Santander UK group was generally required to come into compliance with the Volcker Rule by July 2015. In August 2019, the Federal Reserve and other federal regulators approved certain modifications to the Volcker Rule which included modifications to the scope of restrictions on proprietary trading and investments in covered funds which generally operated to simplify and reduce compliance requirements. The effective date of these amendments was 1 January 2020 with compliance required by 1 January 2021. These regulators proposed further amendments to the Volcker Rule’s covered funds provisions on 30 January 2020, which would, if adopted, provide important new exclusions from the definition of covered fund and flexibility for banking entities to engage in funds activities. The proposal is currently open for comment, and the timeline for finalisation remains uncertain.

The Banking Act 2009

The special resolution regime set out in the Banking Act 2009 provides HM Treasury, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

The Financial Services (Banking Reform) Act 2013 further amended the Banking Act to introduce a UK ‘bail-in power’ to implement the EU Bank Recovery and Resolution Directive (BRRD), which contains a bail-in power similar to that contained in the Banking Act and requires EU Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act. This enables them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. The CMA is the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK. As of 1 April 2015, the PSR also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry.

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

270	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Payments

Santander UK has been required to make systems changes and update processes to comply with a number of new payments regulations at a European as well as domestic UK Level. Within the UK, the Payment Systems Regulator has mandated Santander UK build systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code which both aim to reduce the level of customer fraud (particularly through our customer’s manipulation into making payments known as “Authorised Push Payment” fraud).

At a European level, the Second Payment Services Directive (PSD2) is a fundamental piece of payments-related legislation in Europe, the first part of which came into force in January 2018. The regulation aims to harmonise payment processing across Europe, and is being implemented in the UK by the FCA.

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

Financial Crime

On 30 May 2018, the Council of EU and the European Parliament amended the Fourth Anti-Money Laundering Directive (the Directive), publishing the amending Directive (EU) No 2018 / 843 (5th AMLD).

The 5th AMLD brought in increased corporate transparency rules, introduced the application of AML rules to firms providing services associated with virtual currencies and further extended enhanced due diligence requirements to all transactions with natural persons or legal entities established in third countries identified as high-risk countries (HRTCs) pursuant to Article 9(2) of the Directive.

Shortly after, the UK Government confirmed their intention to implement the 5th AMLD into UK law by the EU’s transposition deadline of 10th January 2020, despite transposition falling within the then expected Brexit transition period. The intention to transpose the Directive was carried out successfully on 20th December 2019, and the Money Laundering and Terrorist Financing (Amendment) Regulations 2019 (‘The Regulations’) came into effect on 10th January 2020. The Regulations:

–	Introduce a requirement to report beneficial ownership discrepancies to Companies House
–	Extend EDD measures in respect of customers resident in a High-Risk Third Country
–	Treat new types of transactions, such as those related to cultural artefacts or items of archaeological, historical, cultural or religious significance, as potentially high risk.

To ensure regulatory continuity post-Brexit, the UK Sanctions and AML Act received Royal Assent on 23 May 2018. The Act enables the UK to continue to implement United Nations sanctions regimes following Brexit. The Act also gives the UK the ability to impose its own sanctions regime which is likely to follow the approach of the EU but could deviate in some areas. Separately, the Money Laundering and Transfer of Funds (Information) (Amendment) (EU Exit) Regulations 2019 will ensure that the UK’s current AML Regime continues to operate effectively once the UK ceases to be a member of the EU.

The UK will continue to follow EU legislation during the implementation period, which is due to end on 31 December 2020, and no immediate divergence is expected either on sanctions or the AML/CTF regime after this date.

As regards sanctions, the current US administration continues to apply these regularly against individuals, entities and countries. The re-introduction of primary and secondary sanctions against Iran occurred in November 2018, following the US withdrawal from the Joint Comprehensive Plan of Action. Sanctions against Iran have since then increased further and are now targeting construction, manufacturing, textiles and mining. In light of Iran’s recent announcement that it would no longer abide by the nuclear deal with the EU, the EU too could consider reintroducing sanctions against Iran, although this has not crystallised.

The banking sector continues to be subject to the Suspicious Activity Reporting (‘SAR’) regime laid out in the Proceeds of Crime Act 2002. The regime is one of the key tools to inform law enforcement agencies and the National Crime Agencies of suspicious (potentially money laundering) activity. In 2018, the UK Government asked the Law Commission to conduct a review of the legislation underpinning the regime. The review was completed in July 2019 and concluded that the breadth of the legal framework, including the pressure to submit SARs that is driven by individual criminal liability for failing to submit one when ‘suspicious’, means that SARs regime suffers from very large SARs volumes.

The UK’s SARs Reform Programme, which operates within the confines of the Government’s Economic Crime Plan 2019-2022, is exploring how banks could, together with government, target their joint efforts to produce and act quickly on higher value intelligence, thereby acting on some of the Law Commission’s findings.

Separately, the UK Parliament’s Treasury Select Committee concluded its inquiry, launched in 2018, into Economic Crime, with the report published in two parts, the first part in March and the second part in November 2019. The first part commented primarily on the fragmented approach to AML supervision in the UK, while the second part focused on the changes required to make banking safer for consumers from a fraud perspective. Both issues will be considered through the public-private work on the Government’s Economic Crime Plan 2019-2022 which is looking holistically at the UK and international anti-economic crime efforts

Santander UK Group Holdings plc	271

Annual Report 2019 | Shareholder information

Articles of Association

The following is a summary of the Articles of Association (the Articles) of the Company.

Santander UK Group Holdings plc is a public limited company incorporated and registered in England and Wales under the Companies Act 2006, with registered number 8700698. The Articles do not specifically state or limit the objects of the Company which are therefore unrestricted.

A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Directors in respect of any contract in which he or she has an interest, except if no conflict of interest could reasonably be expected to arise from that interest, or any resolution of the Directors concerning his or her own appointment, or the settlement or variation of the terms or the termination of his or her appointment. Directors are entitled to such remuneration as the directors determine for their services to the Company as directors and for any other service which they undertake for the Company. Directors may delegate to a person or committee the determination of any fee, remuneration or other benefit which may be paid or provided to any Director. No Director is required to retire by reason of his or her age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors is required.

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

Ordinary shares are transferable. Holders of ordinary shares are entitled to receive notice of and to attend any general meeting of the Company. Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held, or any suspension or any abrogation of special rights, as set out in the Articles of Association, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote and every proxy present who has been duly appointed by a member shall have one vote. On a poll every member who is present in person or by proxy shall have one vote for every share of which he or she is the holder.

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

272	Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates within the Banco Santander Group.

(a) Santander UK holds accounts for two customers, with the first customer holding one GBP Savings Account and one GBP Current Account, and the second customer holding one GBP Savings Account. Both customers, who are resident in the UK, are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2019 were negligible relative to the overall profits of Santander UK.

(b) During the period covered by this annual report, Santander UK held one savings account with a balance of £1.24, and one current account with a balance of £1,884.53 for another customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander UK determined to put a block on these accounts, and the accounts were subsequently closed on 14 January 2019, as they were outside of the risk appetite. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2019 were negligible relative to the overall profits of Santander UK.

(c) Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions programme. The accounts held by each customer have been frozen since their designation and have remained frozen throughout 2019. These accounts are frozen in order to comply with Articles 2, 3 and 7 of Council Regulation (EC) No 881/2002, imposing certain specific restrictive measures directed against certain persons and entities associated with the Al-Qaeda network, by virtue of Commission Implementing Regulation (EU) 2015/1815. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended 31 December 2019.

(d) The Banco Santander group has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either: (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits which were negligible relative to the overall revenues and profits of Santander UK and the Banco Santander group in the year ended 31 December 2019.

Santander UK Group Holdings plc	273

Annual Report 2019 | Shareholder information

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

Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As at 31 December 2019, our Board was comprised of a Chair (who is also a Non-Executive Director), three Executive Directors and ten other Non-Executive Directors. The Chair, Shriti Vadera, and six of the other Non- Executive Directors (Garrett Curran, Annemarie Durbin, Ed Giera, Chris Jones, Genevieve Shore and Scott Wheway) were independent as defined in the NYSE corporate governance standards. The other four Non-Executive Directors were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA. Directors as at 31 December 2019 include Susan Allen, Gerry Byrne, Garrett Curran, Annemarie Durbin, Dirk Marzluf and Genevieve Shore, who resigned on 31 December 2019, see the ‘Board and Committee membership, attendance and remuneration’ section. Following their resignations, there will be, in addition to the Chair, three other Non-Executive Directors who are independent according to NYSE corporate governance standards and two Non-Executive Directors who are not independent according to NYSE corporate governance standards.

The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2019, the following Directors made up the Board Nomination Committee: Shriti Vadera (Chair), Ana Botin and Scott Wheway. Of these Directors, Shriti Vadera and Scott Wheway were independent according to NYSE corporate governance standards as at 31 December 2019.

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

The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2019, the Board Remuneration Committee was made up of four independent Non-Executive Directors according to NYSE corporate governance standards (Annemarie Durbin (Chair), Chris Jones, Genevieve Shore and Scott Wheway). Annemarie Durbin and Genevieve Shore resigned from the Board on 31 December 2019. Following their resignations, the compensation committee consists of two independent Non-Executive Directors and Scott Wheway will replace Annemarie Durbin as the Chair of the compensation committee.

The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and whose members are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2019, the Board Audit Committee was made up of four Non-Executive Directors: Chris Jones (Chair), Garrett Curran, Ed Giera, and Genevieve Shore. All four members were independent in 2019 as defined in Rule 10A-3. Garrett Curran and Genevieve Shore resigned from the Board on 31 December 2019. Following their resignations, the audit committee consists of two independent Non-Executive Directors.

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

The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. The Board undertook an external review of Board effectiveness in 2016 and an internal review of Board effectiveness in 2018, agreeing on a plan for continuous improvement. In 2019, the Board considered feedback gained from the 2018 evaluations, which concluded that the performance of the Board, its Committees, the Chair and each of the Directors continued to be effective. The areas identified for greater focus in 2019 included business performance, efficiency, in-depth strategic consideration of disruptions/ digital on business strategy, customers, people and wider management with senior management.

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

274	Santander UK Group Holdings plc

Other information

Designated agent

The designated agent for service of process on Santander UK in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York.

Trustee/paying agent

The names and addresses of the Trustee/paying agent for each class of security registered with the US Securities and Exchange Commission are set out below:

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

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2019 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Legal proceedings

We are party to various legal proceedings in the ordinary course of business. See Notes 27 and 29 to the Consolidated Financial Statements.

Material contracts

We are party to various contracts in the ordinary course of business. There are no material contracts entered into outside the ordinary course of business which are to be performed (or partly-performed) on or after the date of this report.

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

Santander UK Group Holdings plc	275

Annual Report 2019 | Shareholder information

Additional balance sheet analysis

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

Except where noted, in this section we summarise our assets and liabilities by their nature, rather than by how we classify them in the Consolidated Balance Sheet. These two presentations can be reconciled as follows, including cross references to the Notes to the Consolidated Financial Statements:

			Loans and advances to	Loans and advances to		Balance sheet

		Securities	banks	customers	Other	total

2019	Note	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		–	–	–	26,395	26,395
Financial assets at fair value through profit or loss:
– Derivative financial instruments	11	–	–	–	3,363	3,363
– Other financial assets at fair value through profit or loss	12	433	–	540	–	973
Financial assets at amortised cost:
– Loans and advances to customers	13	–	–	207,498	–	207,498
– Loans and advances to banks		–	2,583	–	–	2,583
– Reverse repurchase agreements – non trading	16	–	2,161	21,475	–	23,636
– Other financial assets at amortised cost	17	7,056	–	–	–	7,056
Financial assets at fair value through other comprehensive income:	18	9,691	–	56	–	9,747
Interests in other entities	19	–	–	–	117	117
Property, plant and equipment		–	–	–	1,971	1,971
Retirement benefit assets	28	–	–	–	670	670
Tax, intangibles and other assets		–	–	–	4,479	4,479
		17,180	4,744	229,569	36,995	288,488

			Deposits by banks £m	Deposits by customers £m	Other £m	Balance sheet total £m
Liabilities
Financial liabilities at fair value through profit or loss:
– Derivative financial instruments	11		–	–	1,709	1,709
– Other financial liabilities at fair value through profit or loss	21		–	609	1,104	1,713
Financial liabilities at amortised cost:
– Deposits by customers	22		–	179,006	–	179,006
– Deposits by banks	23		14,359	–	–	14,359
– Repurchase agreements – non trading	24		880	17,406	–	18,286
– Debt securities in issue	25		–	–	50,171	50,171
– Subordinated liabilities	26		–	–	3,528	3,528
Retirement benefit obligations	28		–	–	280	280
Tax, other liabilities and provisions			–	–	3,095	3,095
			15,239	197,021	59,887	272,147

276	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Additional balance sheet analysis

		Securities	Loans and advances to banks	Loans and advances to customers	Other	Balance sheet total

2018	Note	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		–	–	–	24,180	24,180
Financial assets at fair value through profit or loss:
– Derivative financial instruments	11	–	–	–	5,321	5,321
– Other financial assets at fair value through profit or loss	12	3,356	1,458	1,323	–	6,137
Financial assets at amortised cost:
– Loans and advances to customers	13	–	–	201,619	–	201,619
– Loans and advances to banks		–	3,515	–	–	3,515
– Reverse repurchase agreements – non trading	16	–	3,254	17,873	–	21,127
– Other financial assets at amortised cost	17	7,228	–	–	–	7,228
Financial assets at fair value through other comprehensive income	18	13,229	–	73	–	13,302
Interests in other entities	19	–	–	–	88	88
Property, plant and equipment		–	–	–	1,835	1,835
Retirement benefit assets	28	–	–	–	842	842
Tax, intangibles and other assets		–	–	–	4,187	4,187
		23,813	8,227	220,888	36,453	289,381

			Deposits by banks £m	Deposits by customers £m	Other £m	Balance sheet total £m
Liabilities
Financial liabilities at fair value through profit or loss:
– Derivative financial instruments	11		–	–	1,594	1,594
– Other financial liabilities at fair value through profit or loss	21		–	5,296	990	6,286
Financial liabilities at amortised cost:
– Deposits by customers	22		–	173,692	–	173,692
– Deposits by banks	23		17,824	–	–	17,824
– Repurchase agreements – non trading	24		1,535	9,375	–	10,910
– Debt securities in issue	25		–	–	55,906	55,906
– Subordinated liabilities	26		–	–	3,601	3,601
Retirement benefit obligations	28		–	–	115	115
Tax, other liabilities and provisions			–	–	3,233	3,233
			19,359	188,363	65,439	273,161

Santander UK Group Holdings plc	277

Annual Report 2019 | Shareholder information

SECURITIES

Securities are a small proportion of our total assets, held mainly within other financial assets at fair value through profit or loss, other financial assets at amortised cost or financial assets at fair value through other comprehensive income.

Analysis by type of issuer

The following table sets out our securities at 31 December 2019, 2018 and 2017. We hold these securities for liquidity purposes. Prior to the implementation of our ring-fence structure, we also held these securities for trading purposes.

For more information, see ‘Country risk exposures’ in the ‘Credit risk’ section of the Risk review.

	2019	2018	2017

	£m	£m	£m
UK Government	7,474	7,479	9,449
US Treasury and other US Government agencies and corporations	853	921	1,155
Other OECD governments	3,097	4,162	4,091
Other issuers:
– Bank and Building Society Bonds	3,852	5,278	4,395
– Fixed and floating rate notes – Government guaranteed	–	–	426
– Mortgage-backed securities	602	3,748	107
– Other asset-backed securities	–	69	38
– Other securities	1,167	2,063	1,392
– Ordinary shares and similar securities	135	93	9,743
	17,180	23,813	30,796

Contractual maturities

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

		Later than	Later than

		one year	five years

	Not later	and not later	and not later	Later than

	than 1 year	than five years	than ten years	ten years	Total

	£m	£m	£m	£m	£m
Issued by public bodies:
– UK Government	181	1,333	5,789	170	7,473
– US Treasury and other US Government agencies and corporations	1,516	2,175	260	–	3,951
– Other OECD governments	514	3,156	770	1,181	5,621
Other issuers	–	–	–	–	–
	2,211	6,664	6,819	1,351	17,045
Weighted average yield	0.73%	1.97%	1.73%	1.81%	1.70%

Significant exposures

The following table shows the book value (which equals market value) of securities of individual counterparties where the total amount of those securities exceeded 10% of our shareholders’ funds at 31 December 2019 as set out in the Consolidated Balance Sheet. The table also shows where we classify the securities in the Consolidated Balance Sheet.

	Financial assets at FVOCI £m	Other financial assets at amortised cost £m	Total £m
UK Government and UK Government guaranteed	970	6,504	7,474
Japanese Government	2,227	–	2,227

278	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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

	2019	2018	2017	2016	2015

	£m	£m	£m	£m	£m
Loans and advances to banks	4,744	8,227	12,827	11,832	8,985

Maturity analysis

The following table shows loans and advances to banks by maturity at 31 December 2019.

		Later than

		one year

	Not later	and not later	Later than

	than one year	than five years	five years	Total

	£m	£m	£m	£m
Fixed interest rate	803	–	–	803
Variable interest rate	2,203	1,415	323	3,941
	3,006	1,415	323	4,744

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

	2019	2018	2017	2016	2015

	£m	£m	£m	£m	£m
Loans secured on residential properties	165,645	158,248	155,355	154,727	153,261
Corporate loans	27,639	28,348	32,555	33,709	33,801
Finance leases	6,264	6,821	6,710	6,730	6,306
Secured advances	–	–	–	10	13
Other unsecured advances	7,188	7,554	7,334	8,533	7,951
Purchase and resale agreements	21,475	18,740	7,736	7,955	4,352
Loans and receivables securities	–	–	2,180	255	51
Amounts due from immediate parent	–	–	–	–	–
Amounts due from fellow Banco Santander subsidiaries and joint ventures	2,204	1,997	1,199	1,112	1,367
Loans and advances to customers	230,415	221,708	213,069	213,031	207,102
Impairment loss allowances	(785)	(751)	(940)	(921)	(1,108)
RV and voluntary termination provisions on finance leases	(61)	(69)	(78)	(68)	(49)
Net loans and advances to customers	229,569	220,888	212,051	212,042	205,945

Santander UK Group Holdings plc	279

Annual Report 2019 | Shareholder information

Maturity analysis

The following table shows loans and advances to customers by maturity at 31 December 2019. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year £m	Later than one year and not later than five years £m	Later than five years £m	Total £m
Loans secured on residential properties	1,122	7,340	157,183	165,645
Corporate loans	3,860	10,729	13,050	27,639
Finance leases	2,731	3,426	107	6,264
Other unsecured loans	3,476	3,372	340	7,188
Purchase and resale agreements	21,355	102	18	21,475
Amounts due from immediate parent	–	–	–	–
Amounts due from fellow subsidiaries and joint ventures	1,196	1,008	–	2,204
Loans and advances to customers	33,740	25,977	170,698	230,415
Of which:
– Fixed interest rate	23,724	9,073	119,416	152,213
– Variable interest rate	10,016	16,904	51,282	78,202
Total	33,740	25,977	170,698	230,415

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

RISK ELEMENTS IN THE LOAN PORTFOLIO

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework the elements of our loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:

–	Nonaccrual, past due and restructured loans
–	Potential problem loans
–	Foreign outstandings
–	Loan concentrations.

Nonaccrual, past due and restructured loans

(i) Loans accounted for on a nonaccrual basis (credit impaired loans)

We define a loan as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt they can keep up with their payments i.e. they are unlikely to pay. We classify credit impaired loans as Stage 3. For details of loans classified as Stage 3, see the ‘Credit risk’ section of the Risk review. Interest income on financial assets that have become credit-impaired (or Stage 3) is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision).

An analysis of impaired loans is included below:

	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Stage 3 on-balance sheet (2015 to 2017: NPLs)	2,289	2,491	2,848	2,994	3,056

(ii) Unimpaired loans contractually past due 90 days or more as to interest or principal

We classify all such loans as credit impaired.

(iii) Troubled debt restructurings

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

The table below summarises forborne exposures that were not credit-impaired:

2019 £m
Non-credit impaired forborne loans and advances to customers	1,220

(iv) Interest foregone on impaired loans

The table below summarises the interest foregone on impaired lending:

2019 £m
Interest income that would have been recognised under original contract terms	66
Interest income included in profit	(53)
Interest foregone	13

280	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Additional balance sheet analysis

Potential problem loans

These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. Under IFRS 9, we are required to assess whether any loans have suffered a significant increase in credit risk (SICR) since origination. When a loan experiences a SICR since initial recognition, but no credit impairment has materialised, we allocate it into Stage 2, and we consider it within potential problem loans and advances. For more, see the ‘Significant Increase in Credit Risk (SICR)’ section in the ‘Credit risk’ section of the Risk review.

In order to assess credit quality, we map exposures into a nine point scale, from 9 (lowest risk) to 1 (default). We show this credit rating distribution in the ‘Santander UK group level – credit risk review’ section of the Risk review.

Foreign outstandings

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

For more on our country risk exposures, see ‘Country risk exposures’ in the ‘Credit risk’ section of the Risk review.

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2019, 2018 and 2017 cross border outstandings exceeding 1% of total assets were as follows:

2019	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Japan	2.3	1.6	–	3.9
Ireland	–	7.5	0.1	7.6
Luxembourg	–	2.8	0.1	2.9

2018
US	1.1	3.0	0.3	4.4
Japan	3.8	2.6	–	6.4
Ireland	–	12.3	0.4	12.7
Spain	–	2.7	0.2	2.9

2017
US	6.4	10.5	0.1	17.0
Japan	3.0	2.8	0.8	6.6
Spain	–	4.8	0.1	4.9
France	0.3	2.2	2.2	4.7

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2019, Santander UK had cross border outstandings between 0.75% and 1% of total assets relating to the US. The aggregate amount of these cross border outstandings was £2.3bn.

At 31 December 2018, Santander UK did not have cross border outstandings between 0.75% and 1% of total assets for any country.

At 31 December 2017, Santander UK had cross border outstandings between 0.75% and 1% of total assets relating to Germany. The aggregate amount of these cross border outstandings was £2.9bn.

Loan concentrations

No single concentration of loans and advances above, except for loans secured on residential properties and corporate loans, is more than 10% of total loans and advances, and no individual country, except the UK, is more than 5% of total loans and advances.

Santander UK Group Holdings plc	281

Annual Report 2019 | Shareholder information

SUMMARY OF LOAN LOSS EXPERIENCE

Credit impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2019 £m	2018(1) £m	2017 £m	2016 £m	2015 £m
Total credit impairment loss allowances:
– Loans secured on residential properties	215	234	225	279	424
– Corporate loans	262	226	490	382	395
– Finance leases	88	85	46	45	20
– Other unsecured advances	220	206	179	215	269
Total credit impairment loss allowances	785	751	940	921	1,108

(1)  On 1 January 2018, the Santander UK group adopted IFRS 9 (2015-2017: IAS 39).

Movements in credit impairment loss allowances on loans and advances to customers

An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.

	2019 £m	2018(1) £m	2017 £m	2016 £m	2015 £m
Credit impairment loss allowances at 31 December	751	940	921	1,108	1,415
Adoption of IFRS 9		211
Reallocation of ECL on off balance sheet exposures(2)		(50)
Credit impairment loss allowances at 1 January	751	1,101	921	1,108	1,415
Amounts written off:
– Loans secured on residential properties	(14)	(17)	(17)	(29)	(32)
– Corporate loans	(54)	(355)	(64)	(72)	(157)
– Finance leases	(34)	(23)	(19)	(22)	(30)
– Other unsecured advances	(102)	(144)	(138)	(196)	(244)
Total amounts written off	(204)	(539)	(238)	(319)	(463)
Credit impairment losses (released)/charged against profit:
– Loans secured on residential properties	(5)	(18)	(37)	(116)	(123)
– Corporate loans	90	17	172	59	(6)
– Finance leases	37	51	20	47	20
– Other unsecured advances	116	139	102	142	265
Total credit impairment losses charged against profit	238	189	257	132	156
Credit impairment loss allowances at 31 December	785	751	940	921	1,108

(1)  On 1 January 2018, the Santander UK group adopted IFRS 9 (2015-2017: IAS 39).

(2)  This relates to ECL on off-balance sheet exposures following the adoption of a methodology to enable their separate identification from ECL on drawn exposures.

	%	%	%	%	%
Ratio of amounts written off to average loans during the year	0.10	0.27	0.12	0.15	0.22
Recoveries, net of collection costs An analysis of recoveries, net of collection costs is presented below.

	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Loans secured on residential properties	2	2	3	4	2
Corporate loans	2	1	1	3	3
Finance leases	7	6	6	2	2
Other unsecured advances	29	33	44	56	83
Total amount recovered	40	42	54	65	90

282	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Additional balance sheet analysis

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers classified in the balance sheet as other financial liabilities at fair value through profit or loss and repurchase agreements – non trading. Prior to the implementation of our ring-fence structure they also included deposits by customers classified as trading liabilities. The following tables show the average balances by product.

	2019		2018		2017

	Average Balance £m	Average Interest Rate(1) %	Average Balance £m	Average Interest Rate(1) %	Average Balance £m	Average Interest Rate(1) %
Demand deposits (including savings and current accounts)	155,669	0.70	153,880	0.67	150,389	0.64
Time deposits	17,877	1.24	18,832	0.87	23,224	0.85
Other deposits	18,931	0.82	21,855	0.67	22,687	0.62
Total average balance(1)	192,477	0.76	194,567	0.69	196,300	0.66

(1)	Calculated using monthly data.

DEPOSITS BY BANKS

The balances below include deposits by banks classified in the balance sheet as repurchase agreements – non trading. Prior to the implementation of our ring-fence structure they also included deposits by banks classified as trading liabilities.

	2019 £m	2018 £m	2017 £m
Average balance(1)	17,251	19,536	15,708
Average interest rate(1)	0.85%	0.74%	0.46%

(1)	Calculated using monthly data.

At 31 December 2019, deposits by foreign banks were £3,289m (2018: £4,631m, 2017: £2,159m).

Santander UK Group Holdings plc	283

Annual Report 2019 | Shareholder information

SHORT-TERM BORROWINGS

We include short-term borrowings in other financial liabilities at fair value through profit or loss, deposits by banks, repurchase agreements – non trading and debt securities in issue. Prior to the implementation of our ring-fence structure short-term borrowings were also included in trading liabilities. We do not show short-term borrowings separately on our balance sheet. Short-term borrowings are amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowing from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet. The table below shows short-term borrowings for each of the years ended 31 December 2019, 2018 and 2017.

	2019 £m	2018 £m	2017 £m
Securities sold under repurchase agreements
– Year-end balance	17,441	12,175	26,334
– Year-end interest rate	0.73%	0.77%	0.52%
– Average balance(1)	15,874	21,684	23,281
– Average interest rate(1)	0.77%	0.76%	0.42%
– Maximum balance(1)	18,253	32,550	28,793
Commercial paper
– Year-end balance	3,014	3,131	3,293
– Year-end interest rate	2.00%	2.43%	0.80%
– Average balance(1)	3,438	4,314	3,592
– Average interest rate(1)	2.08%	1.71%	0.76%
– Maximum balance(1)	4,099	5,898	4,180
Borrowings from banks (Deposits by banks)(2)
– Year-end balance	7,884	6,832	3,968
– Year-end interest rate	0.55%	0.66%	0.34%
– Average balance(1)	5,455	5,268	3,278
– Average interest rate(1)	0.53%	0.54%	0.23%
– Maximum balance(1)	7,884	6,902	4,222
Negotiable certificates of deposit
– Year-end balance	2,806	3,221	4,706
– Year-end interest rate	0.93%	0.56%	0.69%
– Average balance(1)	3,225	3,914	4,710
– Average interest rate(1)	0.92%	0.54%	0.66%
– Maximum balance(1)	3,600	6,108	5,335
Other debt securities in issue
– Year-end balance	10,890	7,397	7,556
– Year-end interest rate	1.44%	1.58%	1.42%
– Average balance(1)	7,942	5,610	9,126
– Average interest rate(1)	1.29%	1.76%	1.65%
– Maximum balance(1)	10,890	7,397	10,761

(1)	Calculated using monthly weighted average data.
(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £337m (2018: £262m, 2017: £303m).

All commercial paper is issued by Santander UK plc. Santander UK plc issues euro commercial paper with a minimum issuance amount of €100,000 with a maximum maturity of 364 days, and US$ commercial paper with a minimum denomination of US$250,000, with a maximum maturity of 270 days.

Certificates of deposit and certain time deposits

The following table shows the maturities of our certificates of deposit and other large wholesale time deposits from non-banks over US$100,000 at 31 December 2019. A proportion of our retail time deposits also exceeds US$100,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of US$100,000 throughout 2019. Also, the customers may withdraw their funds on demand by paying an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	3 months or less £m	Over 3 through 6 months £m	Over 6 through 12 months £m	Over 12 months £m	Total £m
Certificates of deposit	1,831	764	119	–	2,714
Time deposits	711	104	166	502	1,483
	2,542	868	285	502	4,197

284	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Additional balance sheet analysis

CONTRACTUAL OBLIGATIONS

For the amounts and maturities of contractual obligations in respect of guarantees, see Notes 29 and 38 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are shown in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates.

	Payments due by period

	Less than 1 year £m	1–3 years £m	3–5 years £m	More than 5 years £m	Total £m
Derivative financial instruments	549	150	264	746	1,709
Deposits by customers(1)	183,462	2,339	651	1,221	187,673
Deposits by banks(1)	17,266	7,107	–	213	24,586
Debt securities in issue(2)	16,515	13,516	10,282	10,963	51,276
Subordinated liabilities	–	–	1,136	2,392	3,528
Retirement benefit obligations	332	638	707	10,488	12,165
Operating lease obligations	43	34	20	41	138
Purchase obligations	414	–	–	–	414
	218,581	23,784	13,060	26,064	281,489

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

For details of deposits by customers, deposits by banks, and repurchase agreements – non trading, see Notes 22, 23 and 24 to the Consolidated Financial Statements. We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations.

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

In the ordinary course of business, we also enter into securitisation transactions as set out in Note 14 to the Consolidated Financial Statements. We consolidate these securitisation companies and we continue to administer the assets. The securitisation companies provide us with an important source of long-term funding and/or the ability to manage capital efficiently.

ADDITIONAL STATISTICAL INFORMATION

	2019%	2018(1, 2) %	2017%	2016%	2015%
Equity to assets ratio(3)	4.73	4.52	`4.35	4.40	4.47
Return on assets(4)	0.24	0.38	0.41	0.44	0.34
Return on ordinary shareholders’ equity(5)	4.9	8.2	9.2	9.6	7.2
Dividend payout ratio(6)	39	100	44	47	50

(1)	On 1 January 2018, the Santander UK group adopted IFRS 9.
(2)	In 2018, the Santander UK group completed the implementation of its ring-fencing plans.
(3)	Average ordinary shareholders’ equity divided by average total assets. Average balances are based on monthly data.
(4)	Profit after tax divided by average total assets. Average balances are based on monthly data.
(5)	Profit after tax due to equity holders of the parent divided by average ordinary shareholders’ equity.
(6)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.

Santander UK Group Holdings plc	285

Annual Report 2019 | Shareholder information

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

Changes in net interest income – volume and rate analysis

The following table shows changes in interest income, interest expense and net interest income, and is presented using asset and liability classifications in the Consolidated Balance Sheet. It allocates the effects between changes in volume and changes in rate. Volume and rate changes have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The changes caused by movements in both volume and rate have been allocated to rate changes.

	2019/2018			2018/2017

	Total	Changes due to increase/(decrease) in		Total	Changes due to increase/(decrease) in

	change £m	Volume £m	Rate £m	change £m	Volume £m	Rate £m
Interest income
Loans and advances to customers	(222)	58	(280)	(35)	62	(97)
Loans and advances to banks	(25)	(24)	(1)	43	(25)	68
Reverse repurchase agreements – non trading	120	105	15	104	118	(14)
Other interest-earning financial assets	27	14	13	55	30	25
Total interest income	(100)	153	(253)	167	185	(18)
Interest expense
Deposits by customers – demand	49	12	37	75	22	53
Deposits by customers – time	58	(8)	66	(30)	(37)	7
Deposits by customers – other	–	12	(12)	(4)	3	(7)
Deposits by banks	15	(1)	16	85	20	65
Repurchase agreements – non trading	89	33	56	32	11	21
Subordinated debt	(4)	(2)	(2)	7	(14)	21
Debt securities in issue	2	(10)	12	199	55	144
Other interest-bearing financial liabilities	2	16	(14)	–	(3)	3
Total interest expense	211	52	159	364	57	307
Net interest income	(311)	101	(412)	(197)	128	(325)

286	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Additional balance sheet analysis

AVERAGE BALANCE SHEET

Year-end balances may not reflect activity throughout the year, so we present average balance sheets below, using asset and liability classifications from the Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

	2019			2018			2017

	Average balance(1) £m	Interest(2,3) £m	Average rate %	Average balance(1) £m	Interest(2,3) £m	Average rate %	Average balance(1) £m	Interest(2,3) £m	Average rate %
Assets
Loans and advances to customers(4)	204,457	5,237	2.56	202,326	5,459	2.70	200,075	5,494	2.75
Loans and advances to banks	26,519	182	0.69	30,015	207	0.69	35,527	164	0.46
Reverse repurchase agreements – non trading	23,558	244	1.04	12,759	124	0.97	1,851	20	1.08
Debt securities	20,582	309	1.50	19,589	282	1.44	17,281	227	1.31
Total average interest-earning assets, interest income(5)	275,116	5,972	2.17	264,689	6,072	2.29	254,734	5,905	2.32
Credit loss allowances and RV & VT provisions	(770)	–	–	(862)	–	–	(903)	–	–
Trading assets	–	–	–	12,241	–	–	25,149	–	–
Derivatives and other non-interest-earning assets	14,332	–	–	24,204	–	–	32,519	–	–
Other financial assets at FVTPL	1,783	–	–	4,223	–	–	2,158	–	–
Total average assets	290,461	–	–	304,495	–	–	313,657	–	–
Liabilities
Deposits by customers – demand	(155,669)	(1,085)	0.70	(153,880)	(1,036)	0.67	(150,389)	(961)	0.64
Deposits by customers – time	(17,877)	(222)	1.24	(18,832)	(164)	0.87	(23,224)	(194)	0.84
Deposits by customers – other	(2,510)	(24)	0.96	(1,679)	(24)	1.43	(1,537)	(28)	1.82
Deposits by banks	(15,671)	(135)	0.86	(15,836)	(120)	0.76	(10,137)	(35)	0.35
Repurchase agreements – non trading	(16,692)	(126)	0.75	(8,840)	(37)	0.42	(2,707)	(5)	0.18
Debt securities	(52,781)	(938)	1.78	(53,359)	(936)	1.75	(49,663)	(737)	1.48
Subordinated liabilities	(3,284)	(137)	4.17	(3,343)	(141)	4.22	(3,729)	(134)	3.59
Other interest-bearing liabilities	(453)	(10)	2.21	(152)	(8)	5.26	(250)	(8)	3.20
Total average interest-bearing liabilities, interest expense(5)	(264,937)	(2,677)	1.01	(255,921)	(2,466)	0.96	(241,636)	(2,102)	0.87
Trading liabilities	–	–	–	(12,032)	–	–	(26,843)	–	–
Derivatives and other non-interest-bearing liabilities	(6,741)	–	–	(14,544)	–	–	(25,448)	–	–
Other financial liabilities at FVTPL	(2,076)	–	–	(5,344)	–	–	(2,592)	–	–
Equity	(16,707)	–	–	(16,654)	–	–	(17,138)	–	–
Total average liabilities and equity	(290,461)	–	–	(304,495)	–	–	(313,657)	–	–

(1)	Average balances are based on monthly data.
(2)	The NIM for the year ended 31 December 2019 was 1.20% (2018: 1.36%, 2017: 1.49%). NIM is calculated as net interest income divided by average interest earning assets.
(3)

The interest spread for the year ended 31 December 2019 was 1.16% (2018: 1.33%, 2017: 1.45%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

(4)	Loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.
(5)	The ratio of average interest-earning assets to interest-bearing liabilities at 31 December 2019 was 104% (2018: 103%, 2017: 106%).

Santander UK Group Holdings plc	287

Annual Report 2019 | Shareholder information

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

288	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Glossary of financial services industry terms

Glossary of financial services industry terms

Term	Definition

1I2I3 Business World	1I2I3 Business World is the marketing name to describe customers who hold a 1I2I3 Business Account. This will give our 1I2I3 businesses access to preferential rates and special offers, for example on our loans and savings products.

1I2I3 World	1I2I3 World is the marketing name to describe customers that hold a 1I2I3 Current Account, 1I2I3 Lite Current Account, Select Current Account, Private Current Account, 1I2I3 Student / Graduate / Post-Graduate Current Account, 1I2I3 Mini Current Account or 1I2I3 Credit Card. Customers in 1I2I3 World have access to a range of products with preferential rates and / or special deals such as cashback.

Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.

Adjusted cost to income ratio	Adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of adjusted total operating income.

Adjusted RoTE	The adjusted profit after tax attributable to equity holders of the parent divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and intangible assets.

Alternative performance measures (APMs)	A financial measure of historical or future financial performance, financial position or cash flows, other than a financial measure defined or specified under International Financial Reporting Standards.

Any excess in month	Accounts that were overdrawn for more than their overdraft for everyday in the previous month.

Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asset Backed Securities (ABS)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.

UK Bank Levy	The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.

Banking NIM	Banking net interest margin. Net interest income divided by average gross customer assets.

Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.

Basis point (bp)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

Brexit	The withdrawal of the United Kingdom from the European Union.

Business Banking	Division, managed under Retail Banking, serving enterprises with a turnover of up to £6.5m per annum.

Colleague engagement	Colleague engagement is measured on annual basis in the Group Engagement Survey (GES), conducted by Mercer for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high performing firms.

Collectively assessed loan impairment provisions	Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques. See ‘Impairment of financial assets’ in Note 1 to the Consolidated Financial Statements.

Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.

Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.

Common Equity Tier 1 (CET1) capital	The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET1 capital ratio is CET1 capital as a percentage of risk-weighted assets.

CET1 capital ratio	CET1 capital as a percentage of risk weighted assets.

Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.

Corporates	The sum of enterprises served by our Business Banking, Corporate & Commercial Banking and Corporate & Investment Banking.

Cost of risk	Cost of risk is credit impairment charge for the 12 month period as a percentage of average gross customer loans.

Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.

Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.

Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.

Credit Default Swap (CDS)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Santander UK Group Holdings plc	289

Annual Report 2019 | Shareholder information

Term	Definition

Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.

Cash collection	Agents have been instructed to collect cash from the customer.

Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Current Account Switch Service (CASS) guarantee	On 16 September 2013, Bacs (previously Payments Council) launched CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching current accounts from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.

Customer loans / customer deposits	Money lent to or deposited by all individuals and companies that are not credit institutions. Such funds are predominantly recorded as assets and liabilities in the balance sheet under Loans and advances to customers and Deposits by customers, respectively.

Customer funding gap	Customer loans less customer deposits.

Days past due	One or more days that interest and/or principal payments are overdue based on the contractual terms.

Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue	Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds and medium-term notes.

Default	Financial assets in default represent those that are at least 90 days past due in respect of principal or interest and/or where the assets are otherwise considered to be unlikely to pay, including those that are credit impaired.

Default at proxy origination	IFRS 9 requires us to compare lifetime probability of default at origination with our view of lifetime probability of default now. If we do not have data at origination then a proxy origination is defined.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer’s obligation can be more or less than its contributions to the fund.

Defined contribution plan	A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer’s obligation is limited to its contributions to the fund.

Delinquency	See ‘Arrears’.

Deposits by banks	Money deposited by banks and other credit institutions. They include money-market deposits, securities sold under repurchase agreements, and other short-term deposits. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Banks, Trading Liabilities or Financial Liabilities designated at Fair Value.

Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app(s) (Retail Mobile includes SanWallet & OnePayFX) at least once in the month.

Distributable items	Equivalent to distributable profits under the Companies Act 2006.

Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.

Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.

Expected credit loss (ECL)	Represents what the credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk since origination.

Expected loss	The product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV, and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality.

Exposure	The maximum loss that a financial institution might suffer if a borrower, counterparty or group fails to meet their obligations or assets and off-balance sheet positions have to be realised.

290	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Glossary of financial services industry terms

Term	Definition

Exposure at default (EAD)	The estimation of the extent to which the Santander UK group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit. We determine EAD for each month of the forecast period by the expected payment profile, which varies by product type. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an undrawn element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product type and base them on analysis of recent default data.

Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Conduct Authority (FCA)	A UK quasi-governmental agency formed as one of the successors to the Financial Services Authority (FSA). The FCA regulates financial firms providing services to UK consumers and maintains the integrity of the UK’s financial markets. It focuses on the regulation of conduct by both retail and wholesale financial services firms.

Financial Services Compensation Scheme (FSCS)	The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (FSMA) 2000. The FSCS can pay compensation to customers if a UK PRA authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA, including Santander UK plc and other members of the Santander UK group.

Financially empowered people	The number of people we are supporting who are unbanked, underbanked or in a situation of vulnerability to get access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education. In 2019 we decided to contribute to our Group target to financially empower 10m people by 2025.

First / Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.

Follow-on Rate (FoR)	A mortgage product that tracks and is directly linked to the Bank of England base rate.

Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.

Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Funded / unfunded	Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released / not released.

Funding for Lending Scheme (FLS)	A scheme designed by the Bank of England and HM Treasury to incentivise banks and building societies to boost their lending to UK households and non-financial companies. It aims to do this by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to their performance in lending to the UK non-financial sector.

Home loan (Residential mortgage)	A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.

Impairment loss allowance (Loan loss allowance)	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for an expected credit loss in the lending book. An impairment loss allowance may be either individual or collective.

Impairment losses	For 2017 and prior periods, the IAS 39 definition of impairment losses applies. This is superseded by the IFRS 9 definition of credit impairment losses. The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

Individually assessed loan impairment provisions	Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.

Internal Capital Adequacy Assessment Process (ICAAP)	The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.

Internal Liquidity Adequacy Assessment Process (ILAAP)	The Santander UK group’s own assessment of the prudent level of liquidity that is consistent with the Santander UK group’s LRA. It documents and demonstrates the Santander UK group’s overall liquidity adequacy – an appropriate level of liquid resources, a prudent funding profile and comprehensive management and control of liquidity and funding risks.

Internal ratings-based approach (IRB)	The Santander UK group’s method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.

International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles-based guidance.

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.

Lending to corporates	The sum of our Business banking, Corporate & Commercial Banking and Corporate & Investment Banking loan balances.

Santander UK Group Holdings plc	291

Annual Report 2019 | Shareholder information

Term	Definition

Level 1	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.

Level 2	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.

Level 3	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.

Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.

Liquidity Coverage Ratio (LCR)	The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.

LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high quality liquid assets. The LCR eligible liquidity pool also covers both Pillar 1 and Pillar 2 risks.

Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.

Loss Given Default (LGD)	The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.

Loyal customers	Loyal customers are defined as primary banking current account customers who hold an additional product.

Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Medium-Term Funding (MTF)	Shown at a sterling equivalent value. Consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received from the Bank of England’s Funding for Lending Scheme (FLS) or Term Funding Scheme (TFS).

Medium-Term Notes (MTNs)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Minimum requirement for own funds and eligible liabilities (MREL)	A requirement under the Bank Recovery and Resolution Directive for EU resolution authorities to set a minimum requirement for own funds and eligible liabilities for banks, implementing the Financial Stability Board’s Total Loss Absorbing Capacity (TLAC) standard. The purpose of MREL is to help ensure that when banks, building societies and investment firms fail, that failure can be managed in an orderly way while minimising risks to financial stability, disruption to critical economic functions, and risks to public funds.

Mortgages	Refers to residential and buy to let retail mortgages only and excludes social housing and commercial mortgage properties.

Mortgage-Backed Securities (MBS)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

n.m.	Not meaningful when the change is above 100%.

Net fee and commission income	Fee and commission income minus other fees paid that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.

Net interest income	The difference between interest received on assets and interest paid on liabilities.

Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.

Net Promoter Score – Business and corporate	Measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. Structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates and are weighted by region and turnover to be representative of businesses in Great Britain. NPS – recommendation score is based on an 11 point scale (%Top 2 – %Bottom 7).

Net Promoter Score – Retail	The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, IPSOS MORI. The NPS is based on a 11-point scale (%Top2 – %Bottom 7) across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands.

292	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Glossary of financial services industry terms

Term	Definition

Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.

Other retail products	Other Retail products include Cater Allen, cahoot and crown dependencies (Jersey branch and Isle of Man).

Over the counter (OTC) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.

Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

People Supported	People supported through our charity partnerships and sponsored programmes. Employee volunteer activities are organised through our flagship Discovery Project programme, the Santander Foundation and Santander Universities.

Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements. This is 8% of the bank’s risk-weighted assets.

Pillar 2	The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3	The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.

Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

Primary banking customers	Adult Banking Customers who have a three month average credit turnover of at least £500 and set up a minimum of two Direct Debits (one paid out in the last three months) or at least one Standing Order (paid out in the last three months). Student Banking Customers who have a twelve month average credit turnover of at least £500 and as a minimum three active Debit Card transactions in the last month.

Prime / prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.

Private customers	Customers who have investments or savings of over £500,000 or a gross annual income in excess of £250,000.

Private equity investments	Equity holdings in operating companies not quoted on a public exchange.

Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.

Prudential Regulation Authority (PRA)	The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.

Regulatory capital	The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.

Remuneration Code	FCA Remuneration Code for dual regulated firms SYSC19D.3.44 and PRA Rulebook-Remuneration Part 15.7

Repurchase agreement (Repo)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller’s perspective such agreements are securities sold under repurchase agreements (repos) and from the buyer’s securities purchased under commitments to resell (reverse repos).

Residential Mortgage- Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal).

Retail deposit spread	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.

Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.

Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.

Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

Santander UK	Refers to Santander UK Group Holdings plc and its subsidiaries.

Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Select customers	Customers who have a Select Current Account and pay their main income of at least £5,000 per month into their Select Current Account or keep £75,000 in any Santander investment(s), savings or current account.

Santander UK Group Holdings plc	293

Annual Report 2019 | Shareholder information

Term	Definition

Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).

Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.

Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12 month ECL is applied.

Stage 2	Assets have experienced a significant increase in credit risk since origination but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.

Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.

Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see ‘IRB’ above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stress testing	Stress testing is a management tool that facilitates a forward looking perspective on risk management, strategic planning, capital, and liquidity and funding planning.

Structured entity	An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.

Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.

SVR	Standard Variable Rate, a mortgage product managed by Santander and not directly linked to the Bank of England base rate.

Tier 1 capital	A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 2 capital	Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Top 10 company to work for	In line with Banco Santander’s aspiration, we will aim to achieve the accreditation of a Top 10 company to work for, as measured by an industry-wide benchmarking survey, over the medium-term.

Total loss absorbing capacity (TLAC)	An international standard for TLAC issued by the Financial Stability Board, which requires global systemically important banks (G-SIBs) to have sufficient loss-absorbing and recapitalisation capacity available in resolution, to minimise impacts on financial stability, maintain the continuity of critical functions and avoid requiring taxpayer support.

Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance, TFS and noncustomer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

Trading book	Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.

Unencumbered assets	Assets on our balance sheet not used to secure liabilities or otherwise pledged.

UK leverage ratio	CRD IV end-point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014. In July 2016, the definition was amended to exclude from the calculation for total exposure those assets held against central banks that are matched by deposits in the same currency and of equal or longer maturity.

Value at Risk (VaR)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.

Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.

Write-down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

294	Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Glossary of financial services industry terms

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected financial data	168
		Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	257
4	Information on the Company	History and development of the company	65, 185 (Note 1), 215 (Note 19), 275
		Business overview	161-167, 199 (Note 2)
		Organisational structure	5, 65, 253
		Property, plant and equipment	Not applicable
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	161, 162
		Liquidity and capital resources	132, 140, 167, 284
		Research and development, patents and licenses, etc.	Not applicable
		Trend information	6, 10, 16, 17
		Off-balance sheet arrangements	285
		Tabular disclosure of contractual obligations	285
		Safe harbor	Not applicable
6	Directors, Senior Management and Employees	Directors and senior management	34
		Compensation	60
		Board practices	36
		Employees	29, 199
		Share ownership	232 (Note 35)
7	Major Shareholders and Related Party Transactions	Major shareholders	275
		Related party transactions	97, 234 (Note 36), 235 (Note 37)
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	173, 180
		Significant Changes	246 (Note 40)
9	The Offer and Listing	Offer and listing details	*
		Plan of distribution	*
		Markets	Not applicable
		Selling shareholders	*
		Dilution	*
		Expenses of the issue	*
10	Additional Information	Share capital	*
		Memorandum and articles of association	272
		Material contracts	275
		Exchange controls	275
		Taxation	288
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	275
		Subsidiary Information	253
11	Quantitative and Qualitative Disclosures about Market Risk		124
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		64
16A	Audit Committee financial expert		53
16B	Code of Ethics		66
16C	Principal Accountant Fees and Services		203 (Note 7)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		274
16H	Mine Safety Disclosure		Not applicable
PART III
17	Financial Statements		Not applicable
18	Financial Statements		180
19	Exhibits		Filed with SEC
* Not required for an Annual Report.

Santander UK Group Holdings plc	295

Annual Report 2019

Further Information	Contact us

	Customer services	Community involvement
	For more information on our products and services, please visit our website:	To find out more about applying for donations and the Santander UK Foundation, please visit our website:

	santander.co.uk customerservices@santander.co.uk	santanderfoundation.org.uk

Media centre
	+44 (0)800 389 7000	Contacts for the media relations team are available at our website via the media section:

Shareholders
	Information for UK shareholders of Banco Santander can be found at our website:	aboutsantander.co.uk mediarelations@santander.co.uk

	santandershareview.com santandershareholders@equiniti.com	Investor relations For financial results and presentations, stock exchange announcements, credit ratings and information for debt investors, please visit the investor relations section of our website:
By post, please write to:
	Santander Nominee Service Aspect House Spencer Road	santander.co.uk/about-santander/ investor-relations ir@santander.co.uk
Lancing BN99 6DA

	+44 (0)371 384 2000 +44 (0)121 415 7188 (From outside the UK)	Registered address Santander UK
2 Triton Square Regent’s Place London NW1 3AN

Key dates

28 April 2020	Q1 2020 results
29 July 2020	Q2 2020 results
28 October 2020	Q3 2020 results

Designed and produced by

296	Santander UK Group Holdings plc

santander.co.uk

Santander UK
2 Triton Square Regent’s Place London NW13AN

EXHIBIT INDEX

Exhibits[1]

1.1	Articles of Association of Santander UK Group Holdings plc (incorporated by reference to Exhibit 1.1 to Santander UK Group Holdings plc’s Form 20-FR filed with the Securities and Exchange Commission on 10 August 2015)

2.1	Description of the Registrant’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934

8.1	List of Subsidiaries of Santander UK Group Holdings plc - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries, joint ventures and associates’ in the Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in ‘Note 19 ‘Interests in other entities’ in the Financial Statements section of the Form 20-F

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

1

Documents concerning Santander UK Group Holdings plc referred to within the Annual Report on Form 20-F 2019 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, its principal executive offices and registered address.

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

Dated: 10 March, 2020