Form 20-F
period 2020-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2021-03-04
CIK 1649373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Tel: +44 (0) 20 7756 4272
E-mail: julian.curtis@santander.co.uk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
3.125% Notes due 2021	SAN/21	New York Stock Exchange
2.875% Notes due 2021	SAN/21A	New York Stock Exchange
3.571% Notes due 2023	SAN/23	New York Stock Exchange
3.373% Fixed Rate/Floating Rate Notes due 2024	SAN/24A	New York Stock Exchange
4.796% Fixed Rate/Floating Rate Notes due 2024	SAN/248	New York Stock Exchange
1.532% Fixed Rate Resetting Notes due 2026	SAN/26	New York Stock Exchange
3.823% Fixed Rate/Floating Rate Notes due 2028	SAN/28	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of nominal value of £1 each	7,060,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐   No  ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐   Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐   No  ☒

2
Annual Report 2020 Becoming a digital bank with a human touch

Santander UK We help our customers at the moments that matter most. We champion British businesses and help them to grow sustainably. Our customer focus helps us to develop more loyal and lasting relationships. About this report The Strategic Report outlines the key elements of the Annual Report and provides context for the related financial statements. The report highlights key financial and non-financial metrics which help to explain our performance over the past year. It also highlights the external environmental factors affecting the business along with Santander UK’s position in the UK banking market. At all times we try to treat our stakeholders fairly and meet our environmental responsibilities. Sustainability and our strategic direction are inseparable, and we continue to embed sustainability across our business. We have included information to demonstrate this within our Strategic Report and further information is also available in our ESG Supplement. By order of the Board. William Vereker Chair, 2 March 2021 Important information for readers None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2020 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F. Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc and Santander Financial Services plc are regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). Certain other companies within the Santander UK group are regulated by the FCA and the PRA. This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 277. The Company is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy, albeit the principal business activities of the Santander UK group are carried on by Santander UK plc and its subsidiaries (the Santander UK plc group). The Board and Committees of the two companies run substantially simultaneously to ensure efficiency and effectiveness, whilst ensuring the independence and autonomy of Santander UK plc, our ring-fenced bank, are appropriately protected. The Company’s Corporate Governance and Risk Frameworks have been adopted by its subsidiaries to ensure consistency of application. As a result, the review of the business and principal risks and uncertainties facing the Company, and the description of the Company’s Corporate Governance, including the activities of the Board and risk management arrangements, are integrated with those of Santander UK plc and are reported in this document as operating within the Company for all periods presented. Annual Report 2020 | Strategic Report

Strategic report 1 Santander UK at a glance 2 Chair’s statement 4 Responding to the Covid-19 crisis 6 Market overview 8 CEO review 10 Our business model 14 Risk management overview 20 TCFD 26 Financial overview 28 Sustainability review 31 Stakeholder voice in the boardroom 38 Governance 42 Risk review 80 Financial review 182 Financial statements 195 Shareholder information 273 Contents Our reporting suite Access the full reporting suite at santander.co.uk C-19 Throughout the report look out for this symbol for Covid-19 stories Santander UK Group Holdings plc Environmental, Social and Governance Supplement 2020 Our Gender Pay Gap Report 2018 Annual Report 2020 Becoming a digital bank with a human touch ESG Supplement Sustainability microsite Gender Pay Gap Report Financial reports and presentations To read more visit santandersustainability.co.uk To read more, visit santandersustainability.co.uk To read more, visit santanderjobs.co.uk To read more, visit santander.co.uk/about-santander/ investor-relations Quarterly Management Statement, 30 September 2020 1 Santander UK Group Holdings plc The information contained in this Quarterly Management Statement (QMS) and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. This QMS provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2020 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2019. This QMS contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures (APMs) in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our ring-fenced bank (RFB). A glossary of terms is available at https://www.santander.co.uk/about-santander/investor-relations/glossary Santander UK Group Holdings plc Quarterly Management Statement for the nine months ended 30 September 2020 Contacts Bojana Flint Director of Investor Relations & Strategic Initiatives 07720 733 819 Paul Sharratt Head of Debt Investor Relations 07715 087 829 Stewart Todd Head of External Affairs 07711 776 286 Adam Williams Head of Media Relations 07711 783 118 For more information: santander.co.uk/about-santander ir@santander.co.uk 1Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

Our strategic framework pg 14 Our stakeholders Customers People Shareholders Communities We offer innovative products and services to help people and businesses prosper Santander UK is a large customer-focused bank and possesses the scale and breadth of proposition to challenge the big four UK banks. We serve our customers through digital channels, alongside a network of branches. We play an important role in the UK economy and in the communities in which we operate. We help people purchase their home and save for the future, and support business growth. We employ 21,900 people and we paid £161m of corporation tax and £74m through the UK Bank Levy in 2020. Our innovative international proposition facilitates access to a range of markets and offers invaluable expertise and insight. We provide high quality, seamless service across our branch, digital and telephony channels We operate through three customer business segments, supported by central functions Retail Banking Offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. It includes business banking customers, small businesses with an annual turnover up to £2m, and Santander Consumer Finance, predominantly a vehicle finance business. Corporate & Commercial Banking Offers a wide range of financial services and solutions to more complex businesses across multiple sectors, typically with annual turnovers of between £2m and £500m. Our service is provided by relationship managers and product specialists who cover clients’ UK and overseas needs. Corporate & Investment Banking(3) Offers specially tailored solutions and value- added services to corporate clients with an annual turnover of over £500m. We provide products to manage currency fluctuations and protect against interest rate risk and also arrange capital markets finance and specialist trade finance solutions. 14 million active UK customers c22,000 Full time equivalent employees 564 branches 3rd largest retail mortgage provider(1) Top 5 largest current account provider(2) 5th largest commercial lender(1) (1) Santander UK industry analysis of latest available bank and building society reports. Mortgage provider: UK mortgage stock, Retail Banking divisions. Commercial lender: UK commercial lending stock, Corporate and/or Commercial Banking divisions (excludes investment banking). (2) CACI’s CSDB, Current Account Stock, Volume, November 2020. (3) Subject to court approval, we are proposing to transfer substantially all of the CIB business to the London Branch of Banco Santander, S.A. in H221 by way of a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000. Corporate Centre Mainly includes Treasury, which is responsible for capital, funding, liquidity, pensions and balance sheet management. It also includes our Jersey and Isle of Man businesses as well as our non-core corporate and legacy portfolios. Santander UK at a glance We are uniquely placed as a leading scale challenger bank. Our business model focuses on customer loyalty in our core business franchise. Annual Report 2020 | Strategic Report Santander UK Group Holdings plc2

We are an autonomous subsidiary which benefits from being an integral part of a global banking group Ring-fenced bank Non ring-fenced bank Banco Santander SA Santander UK Group Holdings plc – Retail Banking – Corporate & Commercial Banking – Corporate & Investment Banking – Jersey and Isle of Man businesses – UK mortgages (2020: £3.1bn) – Small number of legacy positions Santander UK plc Santander Financial Services plc C-19 Operational response We implemented a number of operational changes to ensure the safety of our customers and our people and to continue to provide essential services to the UK. Branch staff supported call centre colleagues by taking 246,000 core retail customer calls. Branches largely open during lockdown to provide essential banking services. Back office systems and processes rapidly updated to enable payment holidays and government lending schemes 90% head office staff enabled to work safely and flexibly from home We live our values of Simple, Personal and Fair through great behaviours and our people leaders: Bring PassionKeep Promises Embrace Change Show Respect Being open and inclusive Leading by example Inspiring and executing transformation Encouraging the team to prosper Actively Collaborate Speak UpGive Support Talk Straight Truly Listen Great Behaviours: Our People Leaders: 3Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

William Vereker I am proud of the commitment our people have shown in 2020 and am excited by the opportunities for us to continue to support our customers and communities in the future. Introduction The UK economy, banking sector and Santander UK have faced unprecedented challenges in 2020. Our business and our people have risen to those challenges and have been able to adapt and deliver for our customers throughout the year. I am proud to have joined Santander UK and am looking forward to the opportunities ahead. The technological changes accelerated over the last year will enable more rapid transformation of our business allowing us to serve our customers better. Our business has performed well throughout the year and as a core part of one of the largest financial services groups we have the opportunity to work more closely together across the group and work more efficiently as a business. Our Covid-19 response Since the onset of the Covid-19 pandemic, Nathan Bostock, our CEO and his leadership team, supported by the extraordinary hard work and commitment of all our colleagues, have done an amazing job in adapting to the fast and unprecedented changes in our operating environment and in all our lives while continuing to support our customers. Within a week of the first national lockdown, over 16,000 of our colleagues were enabled to work from home safely and productively, an increase of more than ten times pre pandemic levels and while managing through substantial operational and personal challenges for everyone involved. Our main focus has been on providing vital support to our customers, colleagues and communities during these incredibly challenging times. We have supported thousands of people and businesses with a range of measures, including over 373,000 payment holidays, and granted £4.6bn through Government loan schemes, which were rolled out to customers very quickly, a huge effort of which I am very proud. I would like to pay tribute to all our colleagues for their dedication and hard work in 2020. Delivering on our strategy We continued to deliver on our strategy, with a focus on our customers, simplification, improved efficiency and sustainable growth. In 2020, we grew our mortgage lendingby £4.4bn, despite the market being effectively closed in the second quarter of 2020. We also supported over 150,000 of our business and corporate customers via various Government backed support schemes, more than a 20 fold increase in customer volumes, all accomplished in a matter of a few short weeks. We did all this with our usual prudent approach to risk and while maintaining exceptionally strong capital and liquidity, both significantly above regulatory requirements. Covid-19 materially impacted our 2020 results, with profit before tax down 44% to £552m. The main driver of the decline was the increase in credit impairment losses to £645m, up from £220m in 2019, driven by Covid-19 related provision for expected credit losses, as a result of the impact on many small and medium businesses all over the UK. The decisive actions we have taken have helped to deliver a very resilient performance, with notable income recovery through the second half of the year. Our net interest margin improved significantly during the year as a result of actions that were taken on current account pricing. Our strategic priorities remain aligned to Banco Santander’s One Europe strategy, and this year we also welcomed Ant&oacute;nio Sim&otilde;es as the Regional Head of Europe. I, and the rest of my UK based colleagues, look forward to working more closely with him, and his One Europe team, taking advantage of the further opportunities and synergies from being one of Europe’s largest financial services groups. Transforming for Success We maintained focus on our multi-year transformation programme, to make us simpler and more efficient as we reshape the bank to support our customers better. Two years into the programme, we have invested £332m and realised £244m of savings. The speed of change during the Covid-19 crisis has been extraordinary and transformed the way we operate. During 2020, customer engagement through contact centres and digital channels increased sharply, with digital financial transactions up 18% over the year. Branch counter transactions reduced by 18% and branch ATM transactions reduced by 55%. However, the role of the Branch evolved, with Voice in Branch (introduced in May 2020) receiving over 100,000 calls during December 2020. To facilitate this, branch staff were trained to respond to core Retail Banking calls and as at 31 December 2020, 14% of incoming customer calls were taken by branch staff to support their colleagues in call centres. Chair’s statement Annual Report 2020 | Strategic Report Santander UK Group Holdings plc4

and I want to personally thank them for their enormous dedication and effort during this time. The start of 2021 is looking challenging, but I am confident in the resilience of our business and the commitment of our colleagues to continue to achieve our transformation, whilst supporting our customers and ensuring the right outcomes for all. I am also very excited about the future, the opportunity for Santander UK and how we can continue to play a key role in the UK economy in supporting our customers. William Vereker Chair, 2 March 2021 Supporting our customers through a crisis The commitment of our people during the Covid-19 pandemic meant that we were able to continue to serve our customers when they most needed our support 373,000 Payment holidays provided £4.6bn Government backed business loans granted 82,000 Vulnerable customers contacted to offer support £20m Overdraft fees and interest waived C-19 Another area of significant focus for us has been financial or economic crime. We continued to make significant investment in enhancements to our control framework, as well as key controls such as anti-bribery and corruption measures, customer risk assessment, screen and transaction monitoring. The pace of change in banking has accelerated in 2020, and I am confident that we have the right strategy and the team to continue to adapt our business to meet the rapidly changing needs of our customers. Board changes As I begin my tenure as Chair I would like to pay tribute to Shriti Vadera for her sure-footed stewardship of the Company and leadership of the Board since her appointment in 2015. Santander UK has benefited from her guidance and I have greatly appreciated her sound advice and support in the handover of the Chair’s duties. I would also like to thank Scott Wheway who stepped down from the Board at the end of September 2020 after being on the Board since October 2013. Scott had been the Senior Independent Director since May 2015 and the Board has benefited greatly from his advice. In August 2020 Gerry Byrne, a Banco Santander nominated Non-Executive Director of Santander UK plc stepped down from the Santander UK plc Board after serving since December 2017. The Board appreciated his contribution during his tenure. We were delighted to welcome Tony Prestedge to the Board of Santander UK plc as a Deputy CEO and an Executive Director in December 2020. Tony has an outstanding track record of delivering complex transformation programmes to meet the changing needs of customers and he will be a real asset to the business. We also welcomed Mark Lewis to the Board of Santander UK plc in December 2020 as an Independent Non-Executive Director. Mark is the former CEO of Moneysupermarket.com Group plc and his experience in consumer digital businesses and leading recent digital change will enable him to make a crucial contribution to the Board. Board focus for 2021 Although much of the Board time in 2020 has been focused on our response to the Covid-19 pandemic and preparation for the end of the Brexit transition period, we also continued with our transformation programme to better serve our customers. This will continue to be our focus in 2021, alongside refining our strategic priorities to embed New Ways of Working as part of our evolved customer and employee proposition. The Board recognises that we have an important role to play not just in our economybut in promoting sustainability and diversity. Our culture of Simple, Personal and Fair places fair treatment at the heart of everything we do, underpinned by our well established nine behaviours. We will continue to ensure that our culture supports the delivery of the transformation objectives and our purpose to help people and business prosper. Finally, being part of the Banco Santander group, will provide opportunities for us to find even more ways to benefit our customers and grow the business sustainably and responsibly. Thank you and looking forward I am incredibly impressed and humbled by the lengths our colleagues have gone to in support of our customers and communities, 5Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

The Covid-19 crisis has been a huge challenge for all of us and our top priority throughout has been the welfare of our people, our customers and the communities in which we operate. The crisis has also had a material impact on our business operations and our financial results. Despite these challenges we have continued to play an active role in supporting our stakeholders and the wider UK economy. For more see page 29 For more see page 31 For more see page 36 Communities Older people and those affected by dementia have been disproportionately impacted by Covid-19 and so we donated £1.5m to each of our charity partners, Age UK and Alzheimer’s Society, to enable them to increase capacity in their contact centres and online services. In addition, more than 2,500 of our colleagues volunteered in the Santander ‘QuaranTea’ telephone call campaign to support the most vulnerable and isolated people during the pandemic, working alongside Alzheimer’s Society and Age UK. We also contributed over £5m to university initiatives, which included a £300k donation to Oxford UCL and Imperial College to support Covid-19 research and vaccine development. People Covid-19 has had a significant impact on our people as well as how and where they work. They put in a huge effort to quickly adapt to substantial operational changes to provide essential banking services for our customers. Around 90% of non-branch staff worked from home during 2020. From our engagement surveys we know that the majority of our people appreciate the flexibility of working from home but miss social interaction at the office. We intend to take this into account when we begin a phased safe return to offices. We are acutely aware of the personal and professional stress our people have been under. To help them deal with these, we implemented a range of support measures and wellbeing events. Customers We understand how hard it has been for our customers and we have supported half a million people and businesses with a range of measures. These included payment holidays, waived fees, reduced interest payments and lending through Government guaranteed loan schemes which were rolled out to customers very quickly. During lockdown, we necessarily restricted opening times and transactions in branches but did our utmost to continue to provide important banking services face to face, especially for our more vulnerable customers. Customer engagement through contact centres and digital channels increased sharply which we supported through reassignment of branch staff. Responding to the Covid-19 crisis Annual Report 2020 | Strategic Report Santander UK Group Holdings plc6

For more see page 33 Shareholders Like all banks, we have taken significant provisions against future credit losses as we anticipate the likely impact the Covid-19 crisis will have on our customers’ ability to repay their loans to us. Despite this we remained in profit for each quarter of 2020 while continuing to build resilience in the form of higher capital and liquidity. Following PRA guidance in early 2020, we temporarily suspended ordinary dividend payments. Following further guidance, an interim dividend of £103m for 2020 was paid in December 2020. In response to continuing pressure on our earnings, we have taken actions to mitigate some of the impact, including deposit repricing and an ongoing focus on our transformation programme. C-19 Read more The Covid-19 crisis has impacted all areas of our business and so is discussed in multiple locations throughout this report. We have also highlighted discrete Covid-19 related information in the following sections which can be identified by the C-19 indicator above. Our operational response 3 Supporting our customers 5 Unprecedented government response 8 Learnings from the crisis 17 Changes to our economic forecasts 21 IFRS 9 model overlays 29 Reaching Out to our customers 32 Employees provide lockdown lift 36 Branch staff at the vanguard 39 7Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

What we have seen The change in customer behaviour accelerated in 2020 as the move away from traditional in-branch banking towards online services stepped up as a result of the Covid-19 pandemic. As essential services, bank branches remained largely open throughout the lockdowns but, despite this, more customers used remote channels such as digital and telephone banking services. Digital banks have gained some traction in 2020 attracting more than their market share of current account switchers in the UK. Younger customers in particular put a greater emphasis on better digital tools, convenience, and a simpler purchasing process, characteristics often associated with digital-only banks. Our response and looking ahead During 2020, customer engagement through contact centres and digital channels increased sharply, with digital financial transactions up 18% over the year. Branch counter transactions reduced by 18% and branch ATM transactions reduced by 55%. In response, we adapted our operating model to meet the changing needs of our customers and to increase remote banking capacity. During the lockdown period we trained branch staff to be redeployed to online chat and telephone services. We also moved many services online, such as the ability for our customers to request a payment holiday on a mortgage. What we have seen While the UK banking sector remains very competitive, customer rates have fallen in both lending and deposits in 2020. Mortgage rates increased in the second half of 2020 as demand recovered strongly following the Covid-19 lockdown and the temporary reduced rates of stamp duty for house purchases. However, although new business margins have improved they still tend to be below back book levels, and competition could increase as demand eases in 2021. In recent years, some retail banks have exited mortgages or ceased new mortgage lending. In particular, several non-banks who diversified into financial services in recent years announced plans to divest and have put their books up for sale. Our response and looking ahead In line with the market, we increased mortgage lending rates as we managed our risk appetite and new lending flow. We also repriced our 1I2I3 Current Account and change in benefits in light of the lower rate environment and competitor actions. We expect our net mortgage lending to be in line with market growth, as we focus on quality customer service, retention and our comprehensive proposition for first- time buyers. 3.7 million users Exclusively using mobile app (2019: 3.1 million) New digital banks In January 2021, two new entrants announced plans for UK launch Five major forces continue to shape the UK banking market 1 2 3 4 5 Changing customer behaviour Strong market competition Rapid technological change Demanding regulatory agenda Uncertain economic environment C-19 UK government and regulatory authorities response The response by the UK government and regulatory authorities was unprecedented, with a wide range of fiscal, monetary and regulatory measures implemented. These measures included: For consumers – Loan payment holidays – Interest and fee waivers on banking products – Stamp duty waived for house purchases For businesses – Coronavirus Job Retention Scheme (CJRS) to pay wages for employees who cannot work due to Covid-19 – Lending schemes for business with government guarantees for lenders, most notably the Bounce Back Loan Scheme (BBLS) – Business rates relief For the economy – Bank rate reduced 65bps to 0.10% from 0.75% – Cheap funding for banks to support lending through the Term Funding SME scheme For banking market resilience – Reduced bank capital buffers – Ordinary dividends and executive bonuses suspended Market overview Annual Report 2020 | Strategic Report Santander UK Group Holdings plc8

What we have seen The UK economy, along with other global economies, experienced a significant downturn in 2020. As the Covid-19 pandemic unfolded, a number of regional and national lockdowns were announced to control the virus and reduce pressure on the NHS. During lockdown, non-essential businesses, schools and workplaces were closed and economic activity and consumer spending fell dramatically as a consequence. Alongside the uncertainty caused by the Covid-19 crisis there was also increased focus on preparation for the end of the Brexit transition period. In response, the UK government implemented a range of support programmes to protect jobs and help businesses survive and eventually support economic recovery. The Bank of England reduced the bank rate twice in March 2020, from 0.75% to 0.25% and then down to 0.10%, the lowest interest rate the UK has ever seen. Our response and looking ahead At Santander UK, we implemented a number of support measures, including offering payment holidays for business and retail customers, along with participating in various government lending schemes for businesses. Securing a Brexit deal has provided some welcome certainty and the chance to consider the opportunities inside the EU under the new arrangements, and new markets which we can support through our overseas links to the Banco Santander group. What we have seen Technology continues to evolve rapidly across all areas of the financial services sector as people demand to be able to do more digitally. Over recent years the banking sector has evolved to offer more and more services that were once only possible to do in a branch, online or through apps. Over recent years, new challenger banks entered the UK banking sector, disrupting the market with innovative propositions and competitive pricing to grow their business. This has helped to further influence customers’ expectations of digital banking interactions in particular. While the Covid-19 crisis highlighted the need for banks to offer essential services remotely, it has also reinforced that a high street presence has a part to play. Our response and looking ahead We have continued to invest heavily in improving our digital platforms to ensure our customers have a reliable, innovative and full banking service. By focusing on the customer experience, we have been able to reduce duplication from back office processes and streamline customer outcomes. During lockdown, having branches available for small teams to work from has been a real benefit. They have provided flexibility and technology has enabled them to support both their contact centre colleagues as well as our customers. What we have seen Despite the initial pause at the onset of Covid-19 pandemic, the regulatory policy and change agenda became intense heading into year-end. This was driven by the regulators continued guidance on Covid-19 financial support measures, preparation for Brexit, innovation and technological developments, and beginning the design process for the post-Brexit regulatory landscape. Covid-19 guidance implementation at short notice put a considerable strain on technology and operations as well as programme management resources. Alongside this, there was a significant increase in the volume and frequency of supervisory information and data requests. Significant business line, Risk, Finance, Compliance, and Regulatory Affairs resources were dedicated through the year to deliver these. Our response and looking ahead The Government is undertaking a series of reviews of the Financial Services sector, looking at the future regulatory framework in the UK, the regulatory regime for overseas firms coming into the UK, the UK Funds regime, Ringfencing, and the UK Listings rules among others. We are proactively engaging with the regulators, government, and industry trade associations on these and other significant policy initiatives, including a 2021 focus on Operational Resilience and Climate Risk Stress Testing, on-shored CRR II, and possibly the Basel 3.1 package of capital framework reforms. +18% Increase in financial transactions carried out on Santander UK digital platforms(1) 64 Regulatory initiatives introduced by regulators in 2020 -3% to 6% Range of HM Treasury consensus for 2021 growth in annual GDP(2) 1 2 3 4 5 Changing customer behaviour Strong market competition Rapid technological change Demanding regulatory agenda Uncertain economic environment (1) 2020 compared to 2019 (2) HM Treasury Forecasts for the UK economy: a comparison of independent forecasts January 2021. 9Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

To say 2020 has been a challenge for our customers, our colleagues and the economy would be an understatement. In the space of several weeks, the Covid-19 pandemic completely changed how we live our lives and how we work. In previous years, I would use this space to review the last twelve months and reflect upon our successes, opportunities and challenges, but looking back on 2020, that would not do justice to the impact the Covid-19 pandemic has had on all of us: from our customers and our colleagues to the wider economy. We have all had to adapt It has resulted in a fundamental change to how we live and work. It seems remarkable to think that just twelve months ago, we were still operating in what would be considered a normal environment. But since the first UK lockdown in March 2020, we have all had to adapt in ways that would seem unimaginable and I have been incredibly proud of how Santander UK has responded to that challenge. It has been a reminder of the role we play in the lives of our customers and how our purpose, to help people and business prosper, was never more important than in 2020. We have come together, to put in place the support and assistance needed for these unprecedented times. We also had to be there for our people – focusing on their safety and well being, helping them with new ways of working. And all of this at an unbelievable pace, with situations changing on a daily basis. Whilst it has underlined how important a service we are to our customers, especially in times of crisis and difficulties, it has highlighted the commitment of our colleagues, whether in branch, contact centres or the wider business, to provide that extra help and to go the extra mile to be there when we are needed. Our commitment to sustainability became even more relevant during the Covid-19 pandemic, not only in how we supported our stakeholders, but in our longer-term response. The pandemic reinforces the need to build more sustainable and resilient systems, to ‘build back better’, and we want to be part of that. The pandemic has presented the financial sector with an opportunity to rebuild trust with our customers, and to show that we understand the difficulties they’re facing, but importantly, that we can also provide the right help and support. We had to act and to act swiftly For our business customers, those difficulties have been stark and immediate. Almost overnight, viable, thriving businesses and their local economies were having to face up to a very different and uncertain future. Our customers were understandably looking to us and we had to act, and act swiftly. Working alongside government and regulators a series of support programmes were put in place in a matter of days, providing businesses with essential capital to help them navigate months of uncertainty. The impact has been real, with businesses telling us they have faced cash flow issues, reduced sales, decreased revenues, declining orders and for those reliant on physical customer engagement, such as retail, hospitality and leisure, the results are more acute still. SMEs faced particular challenges, and we went beyond traditional banking support with our ‘Survive and Revive’ initiative, offering resources and trading support to small businesses through the crisis. Given the sheer scale of the issues facing our customers and the economy, it was understandable that the government wanted to provide real financial help, and the best means of doing so was through the banking sector. We had the means of delivering that liquidity direct to the businesses that needed it and I am extremely proud of not only our response, but that of the banking sector as a whole, where we worked with HM Treasury to put this ambitious support package into action. The numbers are incredible. In a matter of months, we granted £4.6bn of Government-backed loans to over 150,000 customers: £4.0bn through the Bounce Back Loan Scheme, £0.4bn via the Coronavirus Business Interruption Loan Scheme and £0.2bn through the Coronavirus Large Business Interruption Loan Scheme. This enabled businesses to survive and to become Covid-secure or to evolve their business to meet their customers’ different needs and expectations. It is clear that, despite the approved vaccines and their roll out, a form of normality is still some distance away, so we must remain ready to help in whatever way we can. Straightening our relationship with our customers Our response to the pandemic has helped strengthen and deepen our relationship with many of our business customers, and I believe the same can be said for our retail customers. Their issues are different, but no less important. Many find themselves in positions of real insecurity for the first time in their lives. So we acted quickly to offer practical support via a payments holiday Nathan Bostock CEO review Annual Report 2020 | Strategic Report Santander UK Group Holdings plc10

I am immensely proud of the way in which my colleagues have responded to the pandemic Day in, day out our colleagues’ passion, resolve and support for each other has meant that we have been able to continue providing the best customer experience possible. I have been humbled by the humanity and kindness within our organisation, and the perseverance and resilience of our people continues to be a great source of pride and inspiration. Our key focus throughout the crisis has been to prioritise our colleagues’ wellbeing. Many of our colleagues are now entirely working from home for the first time, whereas others continue to come into their workplace under very different and challenging circumstances. We have responded to this with various measures to help our colleagues feel reassured and safe, continuously listening and responding to their needs. The support we have provided each other has meant that we have been able to adapt to new ways of working and manage busy workloads to respond to the rapidly changing needs of our customers. We have embraced this change, collaborating across teams to break down silos and leverage technology to help us deliver crucial support to vulnerable people and a service that is second-to-none. For more on how we are supporting our people see page 29 package across mortgages, unsecured personal loans and credit cards. Of the 373,000 payment holidays we provided, 251,000 of our mortgage customers benefited from a 3-6 month mortgage payment deferral. This helped reassure customers who found themselves furloughed or suddenly out of work. But it was vital that we continued to provide access to our essential day-to-day services. At the height of the pandemic, our branch network and contact centres remained operational, prioritising access for our most vulnerable customers and those with urgent needs. Over 1,100 of our branch colleagues were trained to provide support for the contact centres or live chat when they were not serving customers in the branches. Today, our branch colleagues continue to provide these services during the third national lockdown. Inevitably, the pandemic has accelerated changes in how our customers choose to bank with us. The pace of digital adoption across the economy has been a notable trend and we have seen the number of financial transactions carried out on our digital platforms reflect this with a 18% year-on-year increase. This included a 32% increase in current account digital openings as well as 64% of online mortgage retention. In April 2020, we launched ‘Reaching Out’, an initiative focused on calling some of our potentially vulnerable older customers, who typically would have visited a branch and may not have access to online or mobile banking. We provided these calls from frontline colleagues through to November 2020, reaching over 82,000 customers to check on their wellbeing and provide support where needed. A decade of change The priority for myself and for my leadership team was to provide colleagues with the support they would need so they could provide the services our customers needed. For those in branches and in our offices, we put in place measures to make their workplace Covid-secure. It was vital people could come to work with confidence and I was extremely proud of how quickly we moved to adapt our premises, and the understanding and fortitude of colleagues who continued to keep our face-to-face services running. On the other side, we have seen a remarkable change in how the rest of the business operates. It is astonishing to think that in the space of a handful of months, we enabled 90% of our head office colleagues to work remotely. A combination of utilising our digital infrastructure to give them the confidence to work effectively, and everyone’s adaptability and resilience has meant we have been able to provide customers with the support they need. In the last ten months, we have seen ten years’ worth of change in how we work. Supporting our communities We must, as a sector, take forward lessons learned from this crisis, so we can offer the best possible working environment with the right resource to enable real flexibility and responsiveness to the needs of individual colleagues. Supporting our people remains our top priority Throughout the pandemic, we remained committed to supporting our communities up and down the country with our sustainability strategy. Charities and their community organisations have been severely affected so I wanted to note the work of the Santander Foundation who donated £3m to our charity partners Age UK and Alzheimer’s Society. This donation enabled their contact centres and online services to increase capacity, and better serve those in need. Older people and those with dementia were disproportionately impacted by Covid-19, so the work of these charities is more important than ever. 11Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

I was proud that colleagues were keen to play their part and that is why we doubled the amount of time they could undertake volunteering activities at work to 70 hours, in order to support our charity partners, local community groups and the NHS volunteering appeal. Over 2,600 Santander UK employees volunteered with Age UK and Alzheimer’s Society to make phone calls to people who may be lonely or vulnerable, deliver shopping and become a ‘Dementia Friend’. Through Santander Universities, we’ve provided £4.5m of funding to our 85 university partners to support the array of initiatives launched to contribute to the national effort to combat the outbreak of Covid-19. With the pandemic presenting many new challenges for students, universities and the local community, we announced we were both repurposing and providing additional funding to ensure immediate support to alleviate health and educational challenges caused by the crisis. We provided £300k to Oxford, UCL and Imperial College to support Covid-19 research and vaccine development. This supported a variety of initiatives including assisting universities who were providing additional protective equipment for NHS staff as well as supporting university emergency hardship funds which provide grants to students who require financial support for living costs or resources for the transition towards a digital learning environment. This included IT equipment and support, such as laptops and broadband connectivity, which would normally be accessed on campus, to ensure students were able to continue their studies. The funding also went towards offering vital support for student mental health and wellbeing during this challenging time. Covid-19 and Brexit understandably dominated the agenda throughout 2020, but this cannot be at the expense of our ongoing commitment to support the transition to a low-carbon economy and tackle climate change. We remain utterly committed to the objectives of the Paris Agreement and Banco Santander has participated in renewable energy finance deals totalling €32bn during 2010-19, making it one of largest financiers of renewables both globally and in the UK. Looking ahead, Banco Santander has committed to raise and facilitate €120bn by 2025, and €220bn by 2030, in green finance globally. During 2020 the Board and Executive Committee (ExCo) undertook a deep dive on climate change, with external expert support, and agreed to further increase our ambition to address the urgent need for climate action. There is always more to do and we are working hard to manage climate-related financial risks in our portfolio, support customers to transition by developing green products and services, and reduce the emissions within our operations and supply chain. However, we recognise this is only part of the solution. Supporting renewables must be complemented by a reduction in the carbon emissions across our wider lending portfolio which is why we have tightened our policies on lending to carbon-intensive sectors. As a result, we will not provide financial products or services to new coal- fired power plants worldwide, or oil and gas drilling projects north of the Arctic Circle. Reflecting our customers and their experiences The last twelve months serve to remind us that regardless of the challenges we face, we must continue to promote inclusion and diversity. There is no doubt that for us to serve our customers effectively, our workplace we must reflect our customers and their experiences. Throughout the summer we held a number of events in response to the Black Lives Matter movement, listening to colleagues’ experiences and looking at the ways in which we, as a leadership team, can support colleagues and accelerate the pace of change within the bank. In response to what colleagues have been telling us we have developed our Black Inclusion Plan which will seek to double our black more senior population by 2023 and launched a black talent and sponsorship programme to improve career progression and social mobility. Our gender pay gap has continued to narrow as we implement our comprehensive action plan to improve gender representation across the organisation. Our mean average gender pay gap in 2020 was 29.3% a reduction of 0.5 percentage points year on year, while the median pay gap was 27.4%, a reduction of 0.8 percentage points year on year. We are focused on our Board and leadership gender diversity but know there is still more work to do. Although Covid-19 materially impacted our results, with statutory profit before tax of £552m, down 44% year-on-year; the decisive actions we have taken have helped to deliver a very resilient performance despite the difficult environment. We have achieved strong lending growth, particularly in mortgages, grown customer deposits, delivered further efficiency savings and a notable improvement in income in the second half of the year. In 2020, 1I2I3 Current Account repricing actions linked to bank rate reductions, led to a fall in the number of our loyal customers and retail NPS rank. Customer loyalty and NPS remain integral to our strategy and will be a key area of focus for management in 2021. Supporting ‘OneEurope’ Thanks to the extraordinary hard work and commitment of my colleagues, we have been able to continue providing essential banking services throughout the pandemic, alongside tailored help to customers who are facing challenges. Of course the ongoing pandemic is not the only challenge we face in 2021, as we embark upon a new relationship with the European Union that will have a considerable impact on how our business customers operate. Securing a deal has provided some welcome certainty and the chance to consider the opportunities inside the European Union under the new arrangements, and new markets. Regardless of the deal, how customers trade with the European Union is changing and it will involve more friction, but our Corporate and Commercial Banking team has been advising our business customers about how they can prepare for these new rules and requirements and will continue to support them in these formative weeks. In this context, Banco Santander’s ‘OneEurope’ initiative could not be better CET1 capital ratio 2020 2019 2018 13.2% 14.3% 15.2% UK leverage ratio 2020 2019 2018 4.5% 4.7% 5.1% CEO Review continued Annual Report 2020 | Strategic Report Santander UK Group Holdings plc12

£332m Investment since end 2018 Banco Santander’s goal for OneEurope is to create a better bank where our customers and our people feel a deep connection with Santander while delivering sustainable value for shareholders. We are building an even better bank that puts our customers at the heart of everything we do. This starts with understanding them better, so we build customer loyalty by giving them more reasons to join, stay with and recommend Santander. £244m Savings since end 2018 Santander UK is an integral part of this strategy and fully aligned purpose of wanting to help people and businesses prosper and to do it in a Simple, Personal and Fair way. As part of the OneEurope family, we will continue to innovate and transform our businesses. To do this, we will work even harder and better with our European colleagues, as there is much more that unites us and our customers than what sets us apart. I also want to thank Vicky Wallis and Patricia Halliday for their contributions to Santander UK and the Executive Committee as they leave for new challenges and welcome Christine Palmer and Tony Prestedge as our Chief Risk Officer and new Deputy Chief Executive Officer of Santander UK plc, respectively. Tony brings with him wide experience from his time at Nationwide and Barclays and will help drive forward the continued transformation of the business as we continue to put digital at the heart of how we operate and push forward our change programme. We plan to use our experience from the last twelve months to make Santander UK the best place to work for colleagues and a beacon for new talent and innovators. 2020 has been a year unlike any I can remember, but I am proud of how we have responded, providing our customers with the help and support they have needed. I hope that 2021 will present our customers and businesses with the sort of change they can relish with new opportunities to prosper, knowing we will be with them every step of the way. Nathan Bostock Chief Executive Officer, 2 March 2021 timed. By working more closely with our colleagues in Spain, Portugal and Poland, we will be able to align ourselves more closely with our European colleagues and leverage their skills, knowledge and resources to the benefit of our customers. Taken alongside Banco Santander’s global footprint, we are able to offer our customers access to expertise that will help them grow their business opportunities in Europe and beyond. In turbulent times, we have benefited from having a senior leadership team with the experience to help us navigate our way. So I would like to take this opportunity to thank our outgoing Chair of six years, Shriti Vadera. She has supported us through significant transformation and cultural change whilst her experience and insight has been invaluable. Our new Chair, William Vereker, brings a wealth of expertise both in the financial and political sectors and I look forward to working closely with him. Transforming for Success programme - integral part of OneEurope strategy 13Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

Our purpose is to help people and businesses prosper Our resources People Bringing the skills, expertise and drive to deliver enhanced customer loyalty and experience Infrastructure Branch and online presence, operating centres and innovative technology Banco Santander family Technology, shared management experience and brand benefits as part of well-diversified global bank Financial Strong capital, liquidity and a prudent approach to risk Our competitive advantage Leading scale challenger bank in the UK Scale in our core banking businesses combined with an innovative mindset Resilient balance sheet Demonstrated by the lowest CET1 drawdown in the 2019 BoE stress tests International expertise for UK companies 20 trade corridors to help UK companies expand into overseas markets What we do We provide financial products and services Mortgages, consumer auto finance, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and growth-focused support and services for companies How we do it Build strong customer relationships Offer a differentiated proposition Take a prudent approach to risk Do things The Santander Way Our culture is built on doing things The Santander Way Simple Our products are easy to understand and we offer a service which is convenient, no matter when or how our customers want to engage with us Personal We treat our customers as valued individuals, with a professional service they can trust. We support our colleagues to achieve their ambitions Fair We are open, honest and treat others as we would like to be treated. We earn our investors a sustainable return and do our part to support our communities Our aim is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities Our business model Annual Report 2020 | Strategic Report Santander UK Group Holdings plc14

Creating value for our stakeholders During 2020 we all changed habits, we interacted differently, we shopped differently and we travelled less. Some of these changes are temporary but some will be more structural. The Covid-19 crisis also brought forward a digital change in our society and it will inevitably change how we operate, interact with customers, and how our employees will work going forward. It is incredible to think that in the space of a handful of months, we enabled nearly 85% of our colleagues to work remotely. This was not just about providing the correct IT (although it was part of it) and a digital infrastructure that could support this move, but it was also about individuals willing to change and adapt to this new environment and new demands. It was not just about working from home either. We were better able to utilise more of the talent within the organisation, with branch staff now able to assist our contact centres or chat facility from the branches outside of their opening hours. The post Covid-19 strategic operating model will leverage on the swift adoption of digital channels. Digital will encompass all levels of the organisation, including customer interactions, operations and support functions. For many customers who were previously wary of online banking, they have now discovered it is as easy as the online shop. We cannot pretend they will go back to their previous habits. The pandemic has accelerated the trend of customers using branches less, and digital transactions are ever more important. We will further our digital transformation, making digital the primary channel for sales and servicing. We will also enhance our digital capabilities to improve customer service and adapt to what customers are now expecting. Employees are also looking for more flexible ways of working, and the new environment will allow us to do so. There is a new challenge for many businesses, how do we give people the flexibility they want, whilst ensuring we retain a clear corporate sense of purpose? The pandemic has forced us to communicate more frequently with our colleagues to understand what their experiences from this new way of working and what they want in the future. Our internal surveys showed that 91% of colleagues felt more, or as productive working from home and 76% said they wanted to be in the office on average 4 days a month. We will be able to provide more flexible hours, while improving our customer service and employee value proposition. Additional flexibility will also create opportunities in how we access talent. We are confident these changes will enhance both productivity and our long-term growth potential. As we embrace this new operating model, consistently review and adapt our risk controls and governance frameworks to ensure that these are aligned with the latest regulatory requirements. Our continued culture of transparency and collaboration will be a key pillar for the successful implementation of our New Ways of Working strategy and that our re-defined operating model will allow for a more agile, responsive and resilient franchise, resulting in long-term value creation. C-19 Applying Covid-19 learnings - New Ways of Working People Delivering customer loyalty and outstanding customer experience Read more on page 31 Providing a thriving workplace for engaged, motivated and diverse individuals and teams Read more on page 34 Aiming to improve efficiency and returns through simplification and digitalisation Read more on page 33 Supporting communities in which we operated with our sustainability strategy Read more on page 36 Shareholders Communities Customers 15Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

1 Deliver growth through customer loyalty and outstanding customer experience – Deliver outstanding propositions to meet more of our customers needs – Connect physical and digital channels for seamless customer experience – Profitable growth in retail banking and sustainable returns in corporate banking – New and evolving revenue sources including global group projects 2 Simplify and digitise the business for improved efficiency and returns – Simplify, digitise and automate our processes – Improve our technology and operations through innovation and optimisation – Remove complexity and siloes to increase productivity – Capital discipline and RWA management – Maintain a prudent approach to risk 3 Engage, motivate and develop a talented and diverse team – Enable our people to meet their full potential – Implement new and flexible ways of working – Provide training and development to deliver a workforce for the future – Ensure all aspects of diversity remain front of mind Be a responsible and sustainable business Focus on five pillars for a thriving workplace, while meeting all our regulatory requirements and expectations: – Sustainable economic growth and financial inclusion – Climate change – Inclusive digitalisation – Ethics – Fighting financial crime Our refined strategic priorities are aligned to Banco Santander’s One Europe strategy, with a focus on customer loyalty and experience, simplification, improved efficiency and sustainable growth, while aiming to be the best bank for all our stakeholders. Our strategic priorities Annual Report 2020 | Strategic Report Santander UK Group Holdings plc16

Our Commitment to the UN Sustainable Development Goals (SDGs) Our business activities deliver on targets set out in the UN SDGs, which we have mapped against our Sustainability strategy. Specific SDG targets that we delivered on in 2020 are those in Goal 4, Goal 8, Goal 10, and Goal 13. To read more about our contribution and see the full mapping, please see our ESG Supplement 2020. Santander UK Group Holdings plc Environmental, Social and Governance Supplement 2020 We are transforming the business for success in order to meet the changing needs of our customers and deliver improved returns over the medium-term. Since commencing the multi-year transformation programme in 2019, we maintained a strong focus on digitalisation, automation and restructuring initiatives across the business. We have done so at an even faster pace in 2020, and with real urgency in order to continue to meet the changing needs of all our stakeholders, and despite significant uncertainties and operational challenges caused by the onset of the Covid-19 pandemic. 2020 was also all about breaking down silos and working across teams to deliver real change, while leveraging technology to help all our colleagues in the service of our customers. Our systems were also key enablers of this change, and through the launch of a new digitally integrated credit end-to-end platform, we have been able to reduce cycle times by 20-30%, delivering a faster and improved customer experience. The need for change is not a new concept for our organisation. Our plans to adapt and transform started well before the pandemic, and the transformation of our organisation will continue at a pace. Being new to the bank, I am impressed by Santander’s ambition, the scale of the bank globally, and the talent that is available to drive through the transformation. But more than that, I am captured by the engrained belief that the customer comes first. Tony Prestedge Santander UK plc Deputy Chief Executive Officer Transformation programme highlights Spend 1762020 2019 156 Savings 1522020 2019 92 Planned investment spend split: Customers Serving our customers better with more efficient network use and digital service model development Digital Digitising the back office with end- to-end IT processes and automation, leveraging technology such as the cloud and big data Footprint Repositioning our corporate footprint while supporting agile working and collaboration and optimising how and where we work. Footprint Digital Other Customers Transforming for Success 17Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

We have taken further decisive steps in 2020 to mitigate the material impact Covid-19 has had on our business operations and performance. We are confident in our ability to transform the business through a relentless focus on improved customer outcomes, strengthened business efficiency and proven resilience of the business, while continuing to deliver on our strategic priorities. (1) See Glossary on page 312 for KPI definitions. (2) NPS measure became a KPI during 2019, replacing customer satisfaction to incorporate a broader measure of advocacy. (3) Non-IFRS measure. See ‘Alternative Performance Measures’ on page 191 for details and reconciliation to the nearest IFRS measure for return on ordinary shareholders’ equity (RoE) and cost-to-income ratio. 2020 RoE was 2.9% (2019: 4.9%) and cost- to-income ratio was 63% (2019: 61%). KPI 2020 result Why it matters and how we performed Result 1 Loyal customers 4.4 million Loyal customers measures the number of our customers who have a primary banking relationship with us alongside another product. Loyal customers stay with us longer and their current account usage gives us in-depth insight which allows us to tailor our services to their needs. This metric decreased in 2020, following 1I2I3 Current Account repricing actions linked to bank rate reductions, and now represent 32% of our active customer base. Customer loyalty remains at the heart of our strategy and will be a key area of focus in 2021. Customers Digital customers 6.3 million Digital customers are increasingly important given the benefits that mobile and digital can bring to the customer experience alongside more efficient operational delivery of 24/7 service. Customers in the UK are increasingly moving towards mobile and digital banking, a trend that exponentially increased in 2020 due to the Covid-19 lockdowns. 2020 2019 2018 6.3m 5.8m 5.5m Retail NPS(2) 8th Retail net promoter score is a widely-used measure of customer experience and customer advocacy. As expected, during 2020 we slipped from the Top 4 position we achieved in 2019 following 1I2I3 Current Account repricing actions linked to bank rate reductions. However, balances have increased over the year and overall account numbers have remained broadly stable. Improvement in customer satisfaction will be a key area of focus in 2021. 8th out of 9 competitors Business and corporate NPS(2) 1st Business and corporate net promoter score is a widely-used measure of customer experience and advocacy. In 2020 we maintained our first place ranking, a testament to the comprehensive proposition and our strong support for our small and medium-sized business customers during the Covid-19 pandemic. 1st out of 6 competitors 2 Adjusted RoTE (3) Return on ordinary shareholders’ equity (ROE) was 2.9% in 2020 (2019: 4.9%). Adjusted RoTE(1) was 4.3% in 2020 (2019: 7.8%). Adjusted RoTE is a measure of income generation on shareholder investment. The ROE of 2.9% and the adjusted RoTE of 4.3%(1) in 2020 were materially impacted by the Covid-19 pandemic credit impairment charges for future losses, partially offset by improvements in income driven by decisive management actions on liability repricing and continued focus on making the business more efficient. We are focused on improving returns through our ‘Transforming for Success’ multi-year transformation programme. Statutory RoTE was 2.9% (2019: 4.9%). Shareholders Adjusted cost-to- income ratio(3) Cost-to-income ratio was 63% in 2020 (2019: 61%). Adjusted cost-to-income ratio(1) was 59% in 2020 (2019: 59%). Cost-to-income ratio and adjusted cost-to-income ratio are efficiency measures to capture the amount spent to generate income. Cost-to-income ratio increased to 63% and adjusted cost-to-income remained stable at 59%(1) in 2020 with income pressure in the lower interest rate environment and the significantly lower banking and transaction fees driven by implementation of regulatory changes to overdrafts, offset by realised efficiency savings. We are focused on cost transformation through digitalisation, automation and restructuring activities. Cost-to-income ratio was also impacted by increased transformation costs. Cost of risk 31bps Cost of risk is a measure of credit impairment charge for the 12 month period as a percentage of average customer loans. In 2020 our cost of risk increased to 31bps, driven by £448m Covid-19 related provision for expected credit losses. This drove an increase of c.22bps, with portfolio performance remaining resilient with low write-offs and deterioration seen only on a few single name corporate cases. 2020 2019 2018 31bps 11bps 8bps Leverage ratio 5.1% All major UK banks and banking groups, us included, are required to hold enough Tier1 capital to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. Leverage ratio of 5.1% in 2020 was up 40bps, primarily through improvement in CET1 capital and active management of leverage exposures. It remains 1.5p.p. above the regulatory requirement. 2020 2019 2018 5.1% 4.7% 4.5% 3 Top 10 company to work for Medium-term aim Top 10 company to work for is an important measure of employee satisfaction and our participation forms part of a wider Banco Santander goal. We participated in an industry-wide ranking survey in 2020 and gained accreditation as a Great Place to Work alongside Excellence in Wellbeing. The ranking will be announced in April 2021 to check our progress towards our over-arching global medium-term target. Alongside this, Santander UK was again accredited in the Top Employers Survey for 2020 for both the UK and Europe. People 4 Financially empowered people 500,000 Financially empowered people are those unbanked, underbanked or vulnerable people who we support by promoting access to finance, tailored products and financial education initiatives. In 2020 we adapted our support to help people through the Covid-19 pandemic, with financial aid, access initiatives and advice services. This contributes to Banco Santander’s target to financially empower 10 million people by 2025. 2020 2019 500,000 248,100 Communities Our performance and KPIs Annual Report 2020 | Strategic Report Santander UK Group Holdings plc18

KPI 2020 result Why it matters and how we performed Result 1 Loyal customers 4.4 million Loyal customers measures the number of our customers who have a primary banking relationship with us alongside another product. Loyal customers stay with us longer and their current account usage gives us in-depth insight which allows us to tailor our services to their needs. This metric decreased in 2020, following 1I2I3 Current Account repricing actions linked to bank rate reductions, and now represent 32% of our active customer base. Customer loyalty remains at the heart of our strategy and will be a key area of focus in 2021. 2020 2019 2018 4.4m 4.6m 4.4m Customers Digital customers 6.3 million Digital customers are increasingly important given the benefits that mobile and digital can bring to the customer experience alongside more efficient operational delivery of 24/7 service. Customers in the UK are increasingly moving towards mobile and digital banking, a trend that exponentially increased in 2020 due to the Covid-19 lockdowns. 2020 2019 2018 6.3m 5.8m 5.5m Retail NPS(2) 8th Retail net promoter score is a widely-used measure of customer experience and customer advocacy. As expected, during 2020 we slipped from the Top 4 position we achieved in 2019 following 1I2I3 Current Account repricing actions linked to bank rate reductions. However, balances have increased over the year and overall account numbers have remained broadly stable. Improvement in customer satisfaction will be a key area of focus in 2021. 8th out of 9 competitors Business and corporate NPS(2) 1st Business and corporate net promoter score is a widely-used measure of customer experience and advocacy. In 2020 we maintained our first place ranking, a testament to the comprehensive proposition and our strong support for our small and medium-sized business customers during the Covid-19 pandemic. 1st out of 6 competitors 2 Adjusted RoTE (3) Return on ordinary shareholders’ equity (ROE) was 2.9% in 2020 (2019: 4.9%). Adjusted RoTE(1) was 4.3% in 2020 (2019: 7.8%). Adjusted RoTE is a measure of income generation on shareholder investment. The ROE of 2.9% and the adjusted RoTE of 4.3%(1) in 2020 were materially impacted by the Covid-19 pandemic credit impairment charges for future losses, partially offset by improvements in income driven by decisive management actions on liability repricing and continued focus on making the business more efficient. We are focused on improving returns through our ‘Transforming for Success’ multi-year transformation programme. Statutory RoTE was 2.9% (2019: 4.9%). Shareholders Adjusted cost-to- income ratio(3) Cost-to-income ratio was 63% in 2020 (2019: 61%). Adjusted cost-to-income ratio(1) was 59% in 2020 (2019: 59%). Cost-to-income ratio and adjusted cost-to-income ratio are efficiency measures to capture the amount spent to generate income. Cost-to-income ratio increased to 63% and adjusted cost-to-income remained stable at 59%(1) in 2020 with income pressure in the lower interest rate environment and the significantly lower banking and transaction fees driven by implementation of regulatory changes to overdrafts, offset by realised efficiency savings. We are focused on cost transformation through digitalisation, automation and restructuring activities. Cost-to-income ratio was also impacted by increased transformation costs. Cost of risk 31bps Cost of risk is a measure of credit impairment charge for the 12 month period as a percentage of average customer loans. In 2020 our cost of risk increased to 31bps, driven by £448m Covid-19 related provision for expected credit losses. This drove an increase of c.22bps, with portfolio performance remaining resilient with low write-offs and deterioration seen only on a few single name corporate cases. 2020 2019 2018 31bps 11bps 8bps Leverage ratio 5.1% All major UK banks and banking groups, us included, are required to hold enough Tier1 capital to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. Leverage ratio of 5.1% in 2020 was up 40bps, primarily through improvement in CET1 capital and active management of leverage exposures. It remains 1.5p.p. above the regulatory requirement. 2020 2019 2018 5.1% 4.7% 4.5% 3 Top 10 company to work for Medium-term aim Top 10 company to work for is an important measure of employee satisfaction and our participation forms part of a wider Banco Santander goal. We participated in an industry-wide ranking survey in 2020 and gained accreditation as a Great Place to Work alongside Excellence in Wellbeing. The ranking will be announced in April 2021 to check our progress towards our over-arching global medium-term target. Alongside this, Santander UK was again accredited in the Top Employers Survey for 2020 for both the UK and Europe. People 4 Financially empowered people 500,000 Financially empowered people are those unbanked, underbanked or vulnerable people who we support by promoting access to finance, tailored products and financial education initiatives. In 2020 we adapted our support to help people through the Covid-19 pandemic, with financial aid, access initiatives and advice services. This contributes to Banco Santander’s target to financially empower 10 million people by 2025. 2020 2019 500,000 248,100 Communities 19Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

Meeting operational challenges The Covid-19 pandemic has resulted in a number of significant challenges, which were met during the course of 2020. We transitioned effectively to a sustained working from home environment, underpinned by robust remote access technology, and continuous communications and support measures for all of our colleagues. At the same time, the risk team’s resources were mobilised to implement new processes and procedures to facilitate the delivery of Covid-19 government support measures for our retail, business and corporate customers, whilst maintaining operational resilience. Interactions and communications with our customers were also increased in order to better understand their individual needs. Credit and operational risk impacts During the year, we managed the evolution of both our credit and operational risk profiles across all of our businesses and loan portfolios. We initiated targeted retail customer out-reach to assess requirements for ongoing support and re-rated substantial segments of our corporate credit portfolios, also supplemented by proactive client Santander UK is a great business with considerable opportunity, backed by a strong global brand. I want to thank all my colleagues who are actively managing risk across the organisation, keeping focused and supporting each other, while delivering for all our stakeholders. Christine Palmer, Chief Risk Officer engagement. Financial Support activities have been re-engineered to ensure our customers obtain the best individual outcomes. We continue to focus on increased fraud and cyber risks seen across the financial services sector to ensure we maintain a robust operational environment. We have prioritised monitoring and oversight of these and other key operational risks with enhanced reporting and input to IT strategy, data management and business transformation. Strategic risk management actions Our teams supported the analysis of net credit loss modelling through ongoing reviews of inputs to our IFRS9 models, which determine the level and timing of the provision of credit losses in our financial accounts. Regular risk assessments of our business plans were undertaken throughout the year, under a range of economic stress scenarios. This enabled us to view our medium to longer term financial forecasts and the setting of our risk appetite to support the business plan. We also identified management actions that will assist us in mitigating cost and revenue pressures, including the phased delivery of our cost transformation programme. The Covid-19 pandemic had a material impact on our business and financial performance, as well as our risk profile. Net credit losses increased materially during the 2020 financial year to £645m. However, these charges were mainly driven by management judgement overlays with regards to expected future losses and reserve build, rather than loan performance deterioration. Various government support measures, especially the furlough schemes, have delayed the full impact on our customers and in turn on us. The outlook for the credit impairment charge remains uncertain, with future outcomes dependent upon the performance of the UK economy, especially unemployment. Operational risks have increased, along with the technology required to support a significantly larger staff cohort working from home, and employee communications and policies to mitigate the potential risk of staff health impacts materialising into capacity constraints. We have prioritised and focused risk resources in these areas to facilitate the implementation of enhanced controls, processes and technological solutions. Reputational and conduct risks also increased in the year, as we focused on ensuring that all customers were treated promptly and fairly under the various government backed schemes, whilst managing within risk appetite. We engaged, and continue to engage, closely with the government and regulators in the implementation and operation of the various schemes. C-19 Main impact on risk management Risk management overview Annual Report 2020 | Strategic Report Santander UK Group Holdings plc20

Brexit Whilst our contingency plans were based on a worst-case ‘no deal’ scenario, the risks associated with Brexit remain substantially the same, as the Trade and Cooperation Agreement deal does not cover financial services in any significant detail, as expected. Our plans are described more fully in the separate case study later in this section. Conduct and Regulatory We are operating in an environment where conduct and regulatory risks are elevated, reflecting the challenges posed by Covid-19 and the continuing need for customer support following the extension of support and forbearance measures in relation to mortgage repayments and government lending schemes for SMEs. Regulatory engagement continues to be high as a result of these issues, as well as with respect to other key developments such as Brexit, Negative Rates and Libor Transition. Robust processes have been put in place to provide assurance that risks are being managed and actions monitored across the various government sponsored schemes, and also other conduct related issues, in order to ensure fair customer outcomes. Managing a complex change agenda We continue to face a challenging change agenda into 2021 with respect to our operating model and also supporting a range of initiatives required to deliver our business strategy. These include increased agile transformation across the organisation; significant IT infrastructure projects; bedding down of new centres of excellence; and implementation of regulatory projects. This places more importance on our management of change, which is underpinned by our established risk project prioritisation processes and change oversight governance. Building and maintaining capital strength Regulatory uncertainty on the implementation and interpretation of capital rules continues and impacts on both our capital management and capital position. We continuously review our capital position on a forward-looking basis, which remains subject to the Bank of England’s stress testing regime. The 2020 CET1 capital ratio of 15.2% (2019: 14.3%) Our top risks outlined below are monitored monthly at the Executive Risk Control Committee (ERCC) and Board Risk Committee (BRC). Covid-19 first and second order risks During 2020 our top risks have been re- focused to incorporate two new top risks; the credit and operational (first order risks) and cost and revenue (second order risks) impacts of Covid-19. These are covered in more detail in separate case studies in this section and throughout the document, being clearly labelled with the C-19 indicator. Financial crime Financial crime activities can have significant impact on our customers. Criminals are increasingly using the financial system to launder the profits of illegal activity such as human trafficking and terrorism. We continued to make significant investment in ongoing enhancement to our financial crime control framework, and to key controls including anti-bribery and corruption measures, customer risk assessment, screening and transaction monitoring. Our Money Laundering Reporting Officer continues to reinforce the importance to Senior Management of focusing on; continuous enhancements to data quality, Key Risk Indicators and treatment strategies to sustainably control risk; ensuring proportionate capacity and investment across due diligence processes for higher risk customer segments; and promoting the embedding of an anti-financial crime culture framework. Covid-19 has also provided an opportunity for fraudsters to take advantage of vulnerable customers through a range of fraud attacks and scams. We have increased our fraud messaging and scam education to assist our customers. We have also continued to build on existing controls and develop new control environments to address fraud attacks. Top risks and UK leverage ratio of 5.1% (2019: 4.7%) were both significantly above regulatory requirements, despite higher Covid-19 related credit impairment losses. This includes the impact of a 2020 ordinary share dividend. Pension There was substantial volatility in the funding position and IAS 19 accounting position during 2020, particularly in the first half year. AA UK corporate credit spread volatility has been a major driver of the accounting position which impacts capital, along with equity and interest rate markets, with the Bank of England cutting the bank rate to 10bps and increasing quantitative easing. The de-risking actions we have taken during the past two years, including executing various hedging strategies and strategic asset reallocation have reduced exposure to pro-cyclical assets and improved the fund’s resilience. Cyber attacks In 2020, threats from the external cyber environment continued to increase, placing even more importance on our internal controls. We monitor a range of cyber risks and have taken mitigating actions including; deployment of a cyber threat intelligence platform; increased intelligence through industry co-operation; and actions to increase staff awareness. Implementation of our Cyber Security Plans is proving effective, with no significant disruption experienced to date. Third party risk management The complexity and criticality of services provided by third-parties is a key operational risk that has been recognised by us, our peers, and the regulators. We have established a robust Third Party Supplier Risk Framework, which ensures that those with whom we intend to conduct business, meet our risk and control standards throughout the life of our relationship with them. Ring-fencing implementation Ring-fencing has resulted in significant change to our structure, people and operations and we have retained it as a top risk to ensure continued focus on the ongoing embedding of ring-fencing culture throughout our governance and operations. Strategic Report Governance Risk review Financial review Financial statements Shareholder information 21Santander UK Group Holdings plc

Risk is any uncertainty which could affect our ability to achieve our objectives or impact our results and financial resources. See Risk Review for more information. Key risk types Description Mitigants Key metric Credit 1 2 4 The risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to whom we have provided credit, or for where we have assumed a financial obligation. We manage our exposures carefully, thorough credit checking and approval processes, to ensure we stay within our risk appetite and agreed concentration limits. We closely monitor the economy and where we see signs of stress we take action to reduce our exposure or adapt our pricing to adequately reflect risk. Stage 3 ratio (%) 1.42 2019 2018 2020 1.29 1.15 Market 1 4 Banking market risk – the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in other market risk factors, where such changes would affect our net worth through a change to revenues, assets, liabilities and off-balance sheet exposures in the banking book. Trading market risk – the risk of changes in market factors that affect the value of positions in the trading book. We use a variety of approaches to protect the bank. These include using financial instruments, by matching fixed rate deposits with fixed rate loans of a similar term. Stress testing helps us to measure and evaluate the potential impact of extreme events or market moves. NIM sensitivity +50bps (£m) 225 99 2072018 2019 2020 Liquidity 2 4 The risk that we do not have sufficient liquid financial resources to meet our obligations when they fall due, or we can only secure such resources at excessive cost. We aim to ensure our balance sheet remains resilient at all times. We hold sufficient liquidity to ensure we will survive three plausible but severe stress scenarios, by maintaining a prudent balance sheet structure and approved liquid resources. LCR (%) 150 2019 2020 142 Capital 2 4 The risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations. We utilise a capital risk framework that informs and monitors our capital risk appetite. We also undertake a wide-range of stress testing analysis to confirm our capital adequacy under various adverse scenarios. CET 1 capital ratio(%) 15.2 14.3 2018 2019 2020 13.2 Key risk types Annual Report 2020 | Strategic Report Santander UK Group Holdings plc22

Strategic priority key: 1 Grow customer loyalty by providing an outstanding customer experience 2 Simplify and digitise the business for improved efficiency and returns 3 Invest in our people and ensure they have the skills and knowledge to thrive 4 Further embed sustainability across our business Key risk types Description Mitigants Key metric Pension 2 4 The risk caused by our statutory, contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason. We monitor both the accounting and funding position against the overall risk appetite, and use a range of investment and hedging strategies to mitigate the inflation and rates impact. Funded DB pension scheme accounting surplus (£m) 135 431 7662018 2019 2020 Conduct and regulatory 1 2 3 4 Conduct risk – the risk that our decisions and behaviours lead to a detriment or poor outcomes for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity. Regulatory risk – the risk of financial or reputational loss, or imposition of conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations. Our culture places the fair treatment of customers at the heart of everything we do. We continuously improve processes and training in order to integrate this fair treatment into our product and service design reviews. Remaining conduct provision (£m) 84 2018 2019 2020 214 276 Operational 1 2 3 4 The risk of loss due to inadequate or failed internal processes, people and systems, or external events. We maintain a particular focus on Cyber & IT; Change and transformation and People risks, which we mitigate through our management of operational risk. Operational risk is inherent in our business. Our approach is to mitigate this risk as far as possible, rather than to eliminate it entirely. We have a programme to enhance existing operational resilience practices and to deliver against recent joint regulatory consultation papers and new requirements expected in early 2021. Operational risk losses trend (excluding PPI and losses below £10,000) (%) 2019 2018 2020 3% -63% 51% Other key risks: Financial crime - the risk that we are used to enable financial crime. Legal risk - the risk of loss from legal causes or actions or omissions with legal consequences. Strategic and business - the risk of significant loss or under-performance against planned strategic objectives. Reputational - the risk of damage to the way our reputation and brand are perceived by our stakeholders. Model - the risk that predictions made by our models might be inaccurate. Of these risks, financial crime is a top and high priority risk for us. We are committed to conducting business in accordance with regulatory and legal requirements and the highest ethical standards. We believe that having a comprehensive and effective financial crime framework through policies, procedures and systems and controls to prevent and detect financial crime is a business imperative. £83m Incremental investment in the financial crime transformation programme to enhance systems and controls in 2020 Strategic Report Governance Risk review Financial review Financial statements Shareholder information 23Santander UK Group Holdings plc

Managing post-Brexit outcomes With a “no deal” outcome being avoided a significant source of disruption has been removed from the first quarter outlook. Impacts on our customers in both the retail and corporate sectors will become more apparent later during 2021. We undertake activities to support our corporate clients and maintain regular dialogue to aid our understanding of Brexit impacts on their business. With respect to assessment of the sensitivity of our forward business projections to Brexit, we currently see the potential for more material impacts in 2022, once key effects such as Foreign Direct Investment become clearer. We anticipated some initial Brexit related disruptions such as import and export delays in our current forecasts, consistent with the current limited trade arrangements. For Financial Services, impacts of regulatory alignment/divergence, and how these are resolved for equivalence assessments and mutual market access, may emerge later in 2021. Our existing relationships with EEA customers are managed by each business area, with restrictions on new business underpinned by controls re-enforced through a compliance monitoring framework. We are however able to leverage the benefits of being part of the wider Group in ensuring that we continue to serve these customers to ensure they receive the best financial outcomes. Six new emerging risks have been introduced to our risk radar during 2020. These are reviewed and discussed regularly at both ERCC and BRC. Negative rates Central Banks wish to retain as wide a range of policy tool options in order to mitigate economic and financial market risks. In early 2021 we were involved in roundtable discussions with the PRA, along with our industry peers, to provide feedback on the issues facing the banking sector in the event of a negative rate environment. Although we do not have material structural balance sheet exposure to negative rates, we have revisited our plans for readiness including systems capabilities (both tactical and strategic), legal and documentation issues, and how negative rates may impact our customers as well as implications for margin management. We will continue to develop and enhance our strategy during 2021, through a coordinated bank-wide approach led by our CFO. Extended government involvement in the banking industry There is the potential for adverse impacts on financial performance and investor perceptions of the banking industry, that could arise inadvertently as a result of the governments ongoing responses to Covid-19 (e.g. implementation risks related to government backed loan schemes, and IFRS9 loan loss guidance). However, to a certain extent, these risks have been balanced by other government actions such as the furlough scheme and the Term Funding Scheme for SMEs (TFSME), which have delayed peak unemployment and reduced funding costs respectively. These issues are considered as part of our forward financial business planning and by our Capital Committee and Assets and Liability Committee (ALCO) regularly. We are further evaluating the potential impacts of this risk, as government lending schemes unwind and the credit impacts of the crisis crystalise further. Extended period of economic contraction Negative multiplier effects from the economic shock caused by Covid-19 could materialise such as delayed spending and investment, and a larger surge in business failures and unemployment than anticipated. Coupled with deflation and lower or negative rates, this would prove even more challenging for banks’ profitability. We regularly undertake stress tests on our future business plans, under a range of economic scenarios. High inflation The injection of significant government and central bank stimulus, could over the medium to longer-term result in the emergence of higher inflation that detrimentally impacts the UK economy. Similar to other economic risks our regular analysis of stress scenarios that we run across our business plans ensures that we fully understand the potential impacts and any mitigating actions that we might need to take. Disruption of macro-economic factors Changes to GDP, unemployment, and house prices from longer term structural shifts in income and wealth could have a material impact on the inputs to our economic scenario analysis. As part of this analysis we review changes in key underlying drivers which aids our forward business planning and risk appetite setting. Other environmental and social issues Extreme weather, natural disasters, biodiversity loss, human made environmental disasters, health impacted by pollution, water crisis, other infectious diseases, and social unrest, are other risks we are taking into consideration. Whilst, we have an ongoing focus on maintaining and enhancing our operational resilience, these risks have the potential to have unpredictable impacts on global businesses and economies, including us, and our suppliers, similar to the wide ranging impacts of Covid-19. These risks were highlighted and discussed at the World Economic Forum in January 2020. Emerging risks Annual Report 2020 | Strategic Report Santander UK Group Holdings plc24

Previously identified and monitored emerging risks and our management actions Changing customer behaviour We consider that the strong trends towards customer digital adoption have been further accelerated during the Covid-19 crisis. Our multi-year transformation programme is regaining momentum, with a renewed focus on investment in digitalisation and automation, and implementing solutions which meet our customers demands Rapid technological change The increasing availability of a wide range of online product solutions for customers requires incumbent banks to enhance their offerings in order to retain and attract customers. We have continued to increase the number of our digital customers, develop new digital channels, improve existing digital services, and automate existing physical channels. At the same time, we also place a high priority on IT risk management, especially cyber security, in order to protect our customers and our reputation Intense market competition We expect competitive pressure to continue and intensify post the Covid-19 crisis, as market participants look to further reduce costs, improve productivity and services. Whilst we have been responding to these pressures as part of our business strategy, we remain focused on delivering sustainable, predictable growth, and achieving consistent profitability through balance sheet strength. Demanding regulatory agenda We continue to face a complex regulatory change agenda and engage in regular dialogue and interactions with regulatory bodies, particularly in the area of customer support. Covid-19 has further added to this complexity as the banking industry has responded to customer and client needs in a more challenging economic environment. We continue to manage regulatory risks, coordinated and prioritised through specific project groups with both risk and regulatory oversight. Impact on our economic forecasts During 2020 we changed our forecast economic scenarios to reflect the current uncertain environment caused by Covid-19. These capture a range of recovery paths for the UK economy and take account of possible further lockdown restrictions and the impact of the UK government responses. The changes to scenarios and associated revisions to the weights applied to those scenarios represent a significant shift to the downside. As an example, the current base case for unemployment is more severe than the worst case scenario in 2019. In addition, we moved to one upside and three downside scenarios in 2020, a change from two upside and two downside scenarios in 2019. The scenarios include forecasts for a number of economic variables including house price growth, GDP, unemployment and bank rate. Given the makeup of our balance sheet, the most significant driver of our expected credit losses (ECL) is unemployment, which held up through 2020 given government support measures such as the furlough scheme. We saw some noticeable impacts in ECL from changes in house prices in late 2020 as pent-up demand and the stamp duty waiver supported the housing market. The significant deterioration in GDP seen due to lockdown measures is a driver of ECL in our corporate portfolios. While lower bank rate helps borrowers with affordability of repayments it has a significant impact on our ability to generate returns and impacts rates paid to depositors. £164m Impact on credit impairment losses from changes to economic scenarios and weights C-19 Uncertain economic and geopolitical environment Elevated economic and geopolitical tensions can lead to periods of elevated market volatility and stresses in funding and lending markets. Our interest rate and foreign exchange hedging programmes are designed to limit income statement volatility arising from short-term market movements, providing resilience to our business model. Libor transition In January 2020, the Working Group on Sterling Risk-Free Reference Rates set targets to cease sterling LIBOR publication by the end of 2021. We continue to make good progress towards our transition to alternative rates ahead of the end of 2021, supported by our well established Project Governance structure. Climate change In April 2019, Supervisory Statement SS3/19 was issued by the PRA setting out its expectations of how banks and insurers should approach managing the financial risks from climate change. We are addressing climate change related risk issues through ongoing engagement across our business and support functions, coordinated and led by the Risk Division. Our continued focus is on the implementation of our plans to fully embed climate change risk assessment in risk management processes. We have set out further details of our activities in the separate call out box in this section of the report. Strategic Report Governance Risk review Financial review Financial statements Shareholder information 25Santander UK Group Holdings plc

Climate risks and our mortgage portfolio We are rapidly expanding our understanding of climate-related risks to our balance sheet. With more than 1.2 million loans, mortgages are our most material portfolio. In 2020, we completed a review of the physical and transition risks of climate change to our mortgages using scenarios from the UK Climate Programme. Working with property-level data, we assessed the most visible physical risk – flooding – for every Santander UK mortgage. Almost 95% of our mortgage lending is on properties with negligible or very low risk of flooding. Flood risk is expressed as a ratio, where a 1 in 30 year (1:30) flood event refers to the likelihood of flooding occurring in a given year. Flood Risk Number of properties High: &gt;1:30 2,906 (&gt;1%) Medium: between 1:30 and 1:100 10,021 (1%) Low: &gt;1:1000 49,678 (4%) Very Low: &gt;1:10,000 69,523 (6%) Negligible: &lt;1:10,000 1,102,435 (89%) Total properties 1,234,563 We are implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and taking action to meet the expectations set by the PRA, BoE and FCA. This requires wide-ranging collaboration both within the bank and externally to develop the tools and methodologies needed. 1 Governance The Chief Risk Officer (CRO) is responsible for climate-related financial risks with oversight from the Board Risk Committee (BRC) and the Responsible Banking Committee (RBC). A climate change working group is managing our TCFD implementation and reports climate risks to the CRO and progress updates to the Executive Risk Control Committee and BRC. A separate working group has been set up to lead our preparation for the Bank of England 2021 Biennial Exploratory Scenario climate stress test and a steering committee provides management oversight. We actively contribute to Banco Santander’s newly-established sustainable finance working groups, which draw on global expertise to identify new business opportunities in renewable energy, green buildings, clean mobility and sustainable agriculture . To support the Board, management, and business we delivered a range of training across the bank: – Board-level climate change workshop covering climate science and regulations, and TCFD recommendations – Online climate change training, available to all staff – Sector-specific climate change training for Corporate and Commercial Banking. In addition, we are preparing a Climate Dashboard to highlight portfolio-relevant risks and opportunities using internal portfolio level data, and external market and policy data. 2 Strategy We are committed to the objectives of the Paris Agreement and our ambition is to help the UK transition to a low-carbon economy and tackle climate change. We are a leader in financing renewable energy projects and in 2020 we were the number one lender to the renewable energy sector by deal number, and number two by value.1 We also aim to deliver carbon reductions across our wider lending portfolio. We have tightened our policies on lending to carbon intensive sectors and do not fund new coal- fired power plants worldwide, or oil and gas drilling projects north of the Arctic Circle. Banco Santander is a member of the UN Collective Commitment on Climate Action, which requires banks to set sector-specific targets for the most material sectors in their portfolios. In the UK, we have assessed our most material portfolio, mortgages, against the physical and transition risks of different climate scenarios. Following a review by the Board and ExCo, we have also repositioned climate change to be a standalone pillar within our broader sustainability agenda and increased our level of ambition. More information is available in our ESG Supplement. In preparation for the Bank of England BES climate stress test, we are reviewing our financial exposure to climate-related risks. We have developed and are stress testing a Target Operating Model, including scenario modelling, process map and data flows. We will include stress testing results in our ICAAP in Q1 2021 ahead of the BES in Q2 2021. (1) Source: Inframation League Tables 2020 Task Force on Climate-related Disclosures Annual Report 2020 | Strategic Report Santander UK Group Holdings plc26

3 Risk management Climate change is integrated into Santander UK’s risk framework. We have introduced minimum standards requiring each business area and risk type to consider the risks posed by climate change. The risk framework outlines the CRO’s responsibility to “embed the approach to managing the financial and strategic risks associated with climate change.” The Board has also approved a qualitative statement within the bank’s risk appetite statement relating to climate change. We will develop a quantitative expression for climate change risk in 2021. The key inputs for setting this limit(s) will be our climate change strategy and the outputs of the 2021 BES. We contributed to the Banco Santander risk taxonomy in 2020 using the outputs of our 2019 Climate Portfolio Screen. A UK- relevant taxonomy that is aligned with the Banco Santander taxonomy will be completed in Q1 2021. Banco Santander provides guidance and tools to analyse potential credit risk impacts relating to climate change, including identifying, assessing, managing and reporting climate-related risks. This guide is for Corporate and Investment Banking and Corporate and Commercial Banking, and is supported by the following documents: – Banco Santander climate briefing paper and climate finance risk and opportunity briefings for oil & gas, power, mining and metals, and steel – Santander Corporate and Investment Banking environment, social and climate change assessment procedure sector questionnaires and Q&A documents In 2020, we updated policies in line with our PRA plan commitments. The Environmental Operations Policy Statement now includes reference to the bank’s risk framework, which requires that climate change risks are considered. We also adopted the general sustainability policy from Banco Santander, which now incorporates the previously separate climate change policy. All UK processes and policies have been updated to reflect this, for example, integrating our commitment to a low-carbon transition into our Supplier Code of Conduct. 4 Targets and metrics Banco Santander has increased the number of climate-related performance metrics it discloses. These include market position for number of deals, total financing of most relevant climate financial services, and emissions avoided by financing renewables. Details can be found in the Banco Santander Climate Finance Report. Below we provide metrics for Santander UK Group Holding plc portfolio exposure by sector, and green finance. The table outlines the largest exposures to both physical and transition climate risks for sectors on our balance sheet. The percentage represents the sector contribution to total assets. Details of our operational carbon emissions can be found on page 37 or page 10 of our ESG Supplement 2020. Sector Amount £bn Exposure percentage Total assets 299.1 Mortgages 169.8 57% Real Estate 10.7 4% Consumer Finance 8.0 3% Electricity & Gas 0.6 0.2% In 2020, Banco Santander was the top lender in the UK renewable energy sector by number of transactions (2nd by deal amount), exclusive of energy from waste assets.1 As part of this, Santander UK originated £1,268m of debt financing to renewable energy projects in 2020. This includes financing originated in Santander UK by our Corporate & Commercial Banking and Corporate & Investment Banking teams. £1,268m total investment in 2020 in renewable energy projects (1) Source: Inframation League Tables 2020 27Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

2020 was defined by the Covid-19 pandemic. While the health crisis has sadly affected large numbers of people across the globe it also highlighted there is much to recognise and applaud about how we responded. I was particularly heartened by the resilience and commitment of our people who quickly transitioned to new working arrangements and I’m extremely proud of all their efforts. Duke Dayal, Chief Financial Officer A year of change The Finance team has played an important role supporting our colleagues to help our customers with payment holidays and lending to businesses guaranteed by government schemes. These measures alongside the reduction in bank rate, introduction of the TFSME and easing of prudential capital requirements have helped us to continue supporting the UK economy, without any deterioration in the resilience of our balance sheet. Returns are lower, but we have been able to absorb the necessary Covid-19 ECL provision build and report a net profit for each quarter of 2020. This has been possible thanks to our resilient balance sheet and decisive management actions. Our resilience is underpinned by several factors. Firstly, we have a prudent approach to risk and growth as well as a focus on prime residential mortgage lending with low LTV. Over recent years, we also chose to limit growth in our unsecured lending portfolios and actively managed down our exposure to commercial real estate. Secondly, we entered the crisis with strong capital and liquidity alongside a good track record in the Bank of England stress tests. We were well-positioned in an environment which was highly uncertain, even before the Covid-19 pandemic. Finally, we were quick to take mitigating and decisive actions which are beginning to come through our results and have partially offset higher impairment provisions. These actions include deposit repricing which stabilised our Banking NIM and ongoing transformation programme activities which have contributed to quarterly costs trending downward this year. An uncertain operating environment The UK banking market is very competitive and intensely regulated. We continue to face additional challenges from the Covid-19 pandemic and the impact of the new trading arrangements with the EU, both of which we expect to continue into the medium term. Like all banks, we have taken significant credit impairment charges this year – largely as we build provisions for expected credit losses rather than because of realised losses. We expect losses will start to be realised as unemployment rises. However, to date jobs have largely been protected by significant government measures to support businesses and individuals. Actively supporting the UK economy We granted 373,000 payment holidays to customers with a value of more than £40bn. Of these less than £3bn were still on payment holiday as at 31 December 2020 and we have seen less arrears among this cohort of customers than we expected. Summarised consolidated income statement For the years ended 31 December 2020 £m 2019 £m Net interest income 3,437 3,295 Non-interest income(1) 521 875 Total operating income 3,958 4,170 Operating expenses before impairment losses, provisions and charges (2,487) (2,526) Credit impairment losses (645) (220) Provisions for other liablilities and charges (274) (443) Profit before tax 552 981 Adjusted profit before tax(2) 710 1,300 (1) Comprises of ‘Net fee and commission income’ and ‘Other operating income’. (2) Non-IFRS measure, see page 191. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £158m in 2020 and £319m in 2019. See ‘Alternative Performance Measures’ for details and reconciliation to the nearest IFRS measure. Financial Highlights 1.65% Banking NIM (2019:1.64%) 63% Cost-to-income ratio (2019:61%) £169.8bn UK mortgage loans (2019:£165.4bn) £75.6bn Retail Banking current account balances (2019:£68.7bn) £7.5bn MREL eligible senior unsecured debt (2019:£7.9bn) £72.9bn Risk-weighted assets (RWAs) (2019:£73.2bn) Financial overview Annual Report 2020 | Strategic Report Santander UK Group Holdings plc28

We have also lent £4.6bn to our business and corporate customers, through government schemes. The vast majority has been through the Bounce Back Loan Scheme which is 100% government guaranteed. We have also seen our business and corporate customers holding more deposits as they position themselves for the uncertain operating environment. Our financial results Our 2020 results have been materially impacted by the Covid-19 pandemic. Profit before tax of £552m was 44% lower than in 2019. Adjusted profit before tax(2) of £710m was 45% lower, see the Financial review for an explanation of the adjustments and the impact on adjusted profit. Net interest income was 4% higher than 2019 largely due to deposit repricing. Banking NIM of 1.65% was up 1bp from last year and improved sequentially in the second, third and fourth quarters of 2020. As in previous years, higher margin mortgage back book lending has continued to reprice onto lower margin new business products, although the rate of attrition on our Standard Variable Rate book has slowed and the balance in our Follow on Rate book has increased. In addition, new mortgage lending rates started to increase during the second half of 2020, alongside good mortgage applications following the easing of Covid-19 restrictions. Banking NIM improved during the second half of the year, largely due to deposit repricing. This was seen most significantly with our 1I2I3 Current Account where we reduced the customer rate by 90 basis points during the year, linked to bank rate reductions. Despite two rate changes, balances on this account have increased to £57bn. In addition, other deposit repricing actions across all our businesses and stronger margins on new mortgage originations have also helped improve net interest income. Non interest income was down 40% year- on-year following regulatory changes to overdraft fees and a slow-down in transactions during Covid-19 restrictions. Operating expenses were down 2% year-on- year as efficiency improvements continued. These offset underlying inflationary pressure and increased depreciation related to investment projects. Summarised segmental balance sheet(1) 31 December 2020 £bn 2019 £bn Customer loans Retail Banking 186.5 178.8 Corporate & Commercial Banking 17.6 18.4 Corporate & Investment Banking 2.8 4.0 Corporate Centre 3.5 4.1 Total customer loans 210.4 205.3 Other assets 88.7 83.2 Total assets 299.1 288.5 Customer deposits Retail Banking 152.2 142.7 Corporate & Commercial Banking 25.0 20.5 Corporate & Investment Banking 6.5 6.1 Corporate Centre 8.0 6.1 Total customer deposits 191.7 177.8 Total wholesale funding 63.2 65.3 Other liabilities 28.0 29.1 Total liabilities 282.9 272.2 Shareholders’ equity 15.8 15.9 Non-controlling interest(1) 0.4 0.4 Total liabilities and equity 299.1 288.5 (1) The segmental basis of presentation in this Annual Report has been changed. See Note 2 for more information. (2) Non-IFRS measure. See page 191 C-19 Covid-19 related IFRS 9 model overlays We made significant adjustments to our economic assumptions and scenario weightings in 2020 to reflect the impact of the Covid-19 pandemic. Our five economic scenarios were updated and weighted to the downside, to reflect the longer path to recovery for the UK. See the call out box on page 25 for more. We also reclassified the staging of a number of corporate loans based on a review of the sector exposures and lending most at risk due to Covid-19, while also considering those customers who have been granted some form of concession. In addition, we provided for unexpected defaults from large single name exposures arising as a result of the Covid-19 pandemic from non- retail portfolios. We made management judgment overlays with regards to payment holidays offered on a range of products. The granting of a payment holiday on its own was not considered to be a Significant Increase in Credit Risk (SICR) event, nor was it considered a default under regulatory definitions. We also made other Covid-19 management judgement overlays , predominantly relating to mortgage and unsecured personal loan model risk refinement, including delay in repossessions. 29Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

Credit impairment losses were up £425m to £645m, of this £448m related to Covid-19 provisions for expected credit losses. See the call out box on the previous page for more. Portfolio performance remains resilient with low write-offs and material deterioration seen only on a few single name corporate cases during the year. Despite significant credit impairment losses, the loan book is relatively low risk and prudently positioned. Our loan portfolios are well collateralised and focused on prime UK mortgage lending which accounts for 80% of the customer loan balance and has an average loan-to-value of 42%. Our consumer (auto) finance book makes up a small part of our loan book with only 4% of total customer loans – more than 80% of the book is secured. Other unsecured retail lending including credit cards makes up only 2% of the book. We have materially deleveraged our commercial real estate portfolio over recent years and this now totals £4.7bn, down from £5.1bn in 2019. Provisions for other liabilities and charges were 38% lower year-on-year, primarily due to additional PPI charges in 2019 which were not repeated. Balance sheet resilience from strong capital and liquidity CET1 capital increased to £11.1bn, with capital accretion through retained profits, a change in treatment of software assets and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These increases were partially offset by adverse market driven movements in the defined benefit pension schemes. The CET1 capital ratio increased 90bps to 15.2%, with a 5.4p.p. buffer to Maximum Distributable Amount (MDA) restrictions. The UK leverage ratio increased 40bps to 5.1%, it remains 1.5p.p. above the regulatory requirement. The change in treatment of software assets led to a benefit of c30bps for the CET1 capital ratio and c10bps for the UK leverage ratio. Amendments to Capital Requirements Regulation (CRR), which were published in the Official Journal on 26 June 2020, contributed 17bps to the CET1 capital ratio, through the implementation of the RWA reduction factors for certain SME and infrastructure exposures. LCR was strong at 150%, up 8 percentage points on 2019, reflecting higher customer deposits and a transfer of £3.2bn of mortgage assets to Santander Financial Services plc, as we continue to optimise the funding structure of the group. Looking ahead Our operating environment remains very challenging for our customers, people and communities. Our base case assumes that there are continued local and regional lockdowns. Growth in GDP is also expected to be disrupted by the change in trading arrangements with the EU. The mortgage market has been particularly active due to pent up demand from the lockdown period and the temporarily reduced rates of stamp duty. This has led to improved new mortgage pricing and increased mortgage applications which will likely continue into the first quarter of 2021. We expect our net mortgage lending to be in line with market growth in 2021. We expect Banking NIM to remain broadly in line with the Q420 exit rate, predicated on stable mortgage margins, 1I2I3 Current Account repricing announced in Jan21 and no change to the Bank of England bank rate. Operating expenses should continue their downward trend, through transformation programme cost savings. We expect credit impairment charges to be lower in 2021 driven by UK economic recovery in the second half of the year. The actions we have taken have enabled us to continue working effectively throughout the crisis and will act to stabilise returns going into 2021. Our prudent approach to risk and capital and liquidity strength make us resilient in the face of ongoing uncertainty. Factors affecting our Banking NIM outlook Spreads improved in 2020 Our product spreads at the end of 2020 were noticeably higher than at the start of the year and marked a change in trend after some years of decline. The improvement was largely due to significant deposit repricing throughout 2020 which was fully embedded in the margin by the fourth quarter. The mortgage market is strong and customer rates have increased Following the easing of lockdown restrictions and the announcement of the temporary reduction in Stamp Duty, the mortgage market recovered strongly. This led to significant mortgage applications in the second half of the year and an increase in customer rates which is likely to continue into 2021 when the stamp duty reduction is expected to end. Deposit rates have fallen with the lower rate environment Savings and corporate deposits rates have fallen in the market and with bank rate close to zero there is little scope for further declines. We reduced the 1I2I3 Current Account rate twice in 2020 and in Jan21 announced a further reduction to pay 0.30% AER. Wholesale funding rates are low TFSME provides banks with significant funding capacity at close to bank rate. To date we have drawn £11.7bn through TFSME, well below the total allowable given the support we have provided to SME customers. We expect to replace almost all bank level funding maturities with TFSME during 2021. Financial overview continued Annual Report 2020 | Strategic Report Santander UK Group Holdings plc30

We strive to create value for all our stakeholders, engaging others to help us deliver our commitment to be a more responsible bank. We provided the opportunity for customers to self-serve where possible, and prioritised services for those unable to do so. We launched a Financial Support phone line and online hub to help customers dealing with financial difficulties. We introduced Chat, a new digital channel providing 24/7 service via a chatbot and access to colleagues via Live Chat. Since April 2020, we have seen over 3.7 million conversations through Chat, with volumes growing from 1,000 per day to over 25,000. To ensure capacity, we trained 4,000 colleagues to speak through live chat and introduced a continuous optimisation model for chatbot. We tested more decisions with customers than ever before, checking close to 500 customer journeys across digital channels, communications and online experiences. To help customers access information most relevant to them, we launched a dedicated home page and support sections for all Covid-19 tools and assistance. This was across Personal and Business, Mortgages, Current Accounts, Loans, Credit Cards & Investments. Between March and October 2020, over 1.3 million customers visited one of these support pages. Protecting customers from fraud Santander UK anticipated significant impacts on the fraud landscape due to the Covid-19 pandemic, through changes in social behaviour and criminal activity. In preparation, we adapted our controls and 2020 awareness campaigns, which covered remote access fraud, investment scams, safe account scams, financial fraud, and Covid-19-linked scams. We adapted our in-branch Scam Awareness sessions to virtual events for customers, colleagues and communities, open for all to attend. Following a June 2020 trial with 543 attendees, we implemented their feedback to develop ‘phase two’ – totalling 73 events with 1,783 attendees and an 89% satisfaction score. Cyber security As a result of Covid-19 and the UK lockdown we have seen an increase in customers adapting to a more digital banking experience, and in parallel, we have ensured they can place full trust in our online and mobile services. Our global, multi-layered and agile resilience framework has allowed us to respond quickly and securely to ensure the protection of our customers and their data at a time where the industry has faced extraordinary change. Awareness is at the core of our cyber defence; we see the protection of our customers and their data as the responsibility of every employee. We focus on educating our colleagues by hosting training sessions to enhance their cyber capabilities and ultimately bolster the bank’s security. We also continue to invest in emerging cyber security talent; the first cohort of our Digital Apprentices graduated in 2020 with key skills to secure the bank’s next generation of cyber experts. ‘Survive and Revive’ for SMEs In 2020, Santander Breakthrough re-aligned its support to SMEs with a focus on digital delivery. Designed to provide beyond- banking support to businesses from start-up to growth, we launched Survive and Revive, a bank-wide proposition delivering a suite of resources to help SMEs manage the crisis. Survive and Revive evolved during the year to respond to the changing economic environment and will continue into 2021. The first phase included our new resource hub, providing access to webinars, overseas opportunities, a part-funded e-commerce package, thought leadership and insights. This included a Sustainability module developed together with B Lab UK, the charity behind the B Corporation movement. Through a five-part webinar, it introduces SMEs to emerging trends in Sustainability and provide guidance for business leaders to make their companies more sustainable. Our Sustainability strategy became even more relevant during Covid-19, as the pandemic reinforced the need to build more sustainable and resilient systems. This section is designed to be read together with our Environmental, Social and Governance Supplement. Customers We want to help people and businesses prosper and aim to do so by being Simple, Personal and Fair in everything we do. Support measures During the Covid-19 pandemic, we offered unprecedented support to our customers, while ensuring the safety of our colleagues. We provided a full package of support measures for business and retail customers, including over 373,000 payment holidays, and £4.6bn of lending to our business and corporate customers through government schemes including Bounce Back Loans (BBLs), and Coronavirus Business Interruption Loan Scheme (CBILS). We paid particular attention to supporting our more vulnerable customers, providing flexibility with support options, and the rapid adaptation of our systems and processes to respond to the crisis. Inclusive digitalisation During the pandemic, we continued to offer a full banking service to our customers in branch, over the phone and online. Sustainability 31Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

Over 50 webinars and 140 pages of content were delivered, reaching over 16,000 site visitors. The second phase of Survive and Revive focused on helping businesses trade as restrictions across the country changed. We secured digital advertising space online and in our branches for 50 SMEs and helped those wanting better digital engagement through social media and PR toolkits. Our freelancers campaign provided £250k to fund 250 SMEs projects delivered by freelancers across the country. We are signatories of the Investing in Women Code, and in 2020 continued a remote Women Business Leaders’ Mentoring Programme for 180 participants. We improved access to support and funding to under-represented entrepreneurs, focused on women of colour as part of Santander UK’s Black Inclusion Plan. In 2020 we supported over 880 businesses through international and sector trade activity, adapting our model to deliver 69 digital activities since March 2020 to a total 867 attendees. In 2020, we added 143 members to the Trade Club Alliance and supported 36 companies who faced Covid-19 challenges with supplier matchmaking, as well as referring 59 companies to the government for a PPE matchmaking scheme. Supporting our vulnerable customers With the backdrop of the Covid-19 pandemic, we responded to the needs of our most vulnerable customers, from ‘access to cash’ solutions to providing mechanisms for help from a trusted third party. One key initiative is our Supported Banking proposition, providing a flexible level of support from the customer’s chosen third party. In addition to a Power of Attorney, we now provide a Third Party Access facility and Carer’s Card option, for customers who need support but not a full Power of Attorney. Compared to other ‘workarounds’ where people were giving their own debit card to their carer to do their shopping, the Carer’s Card and Third Party mandate are safe and legal alternatives. For people who needed cash, but who couldn’t leave their homes, we enabled secure access via the Post Office network, meaning a customer could place an order for a limited amount of cash and allow a trusted third party to collect it. With our focus also on building capability across our colleagues, we introduced a dedicated online Vulnerability Hub. Colleagues visited the hub over 6,000 times in 2020, raising awareness and understanding about challenges faced by some customers and how this can impact their banking. The vulnerability hub is complimented with specific training sessions for all colleagues (including specialist teams), to continually broaden knowledge and develop our ability to recognise and support our vulnerable customers. During 2020 our bereavement service saw a number of improvements. We now offer an online chat facility to support customers and their representatives who may have questions about the bereavement process. We have also simplified the information required from customer representatives and we continue to be part of the Death Notification Service allowing a customer’s representatives to notify different organisations of a death through a centralised service. To support our colleagues, and to raise awareness and improve levels of confidence in this area, we have developed a series of tailored training videos on the bereavement process and how to support customers impacted by a bereavement. Supporting mental health Working with the mental health charity Mind, we provided colleagues with targeted, practical tools and guidance so that they can more confidently manage difficult conversations with customers, and manage any impact these conversations can have on their own wellbeing. Through in-depth workshops reaching over 100 colleagues, this training helps to ensure our customers – who may be dealing with financial or non-financial related stress, anxiety and other mental health issues – are aware and have access to avenues of mental health support. These initiatives are being complemented by the provision of additional tools, e-learning guidance and support for all colleagues on mental health through our internal wellbeing hub. C-19 Reaching out calls to customers In April 2020, we launched ‘Reaching Out’, an initiative focused on calling some of our potentially vulnerable older customers, who typically would have visited a branch and may not have a cash card or access to online or mobile banking. Above all, the calls are about customer wellbeing, with informal conversations supporting the customer to cope during the Covid-19 pandemic. This might cover financial wellbeing, such as explaining how to still access cash when needed, or other elements of the customer’s wellbeing where we are able to make a difference, such as liaising with our charity partners to provide additional support to those in need. We provided these calls from frontline colleagues from April-November 2020, reaching 81,859 customers. “One customer was 80 years old and had tried to get out to the local shop but it was closed. I asked him if he had enough food and he said he had enough for today only. I spoke to Age UK and rang him back to confirm he was happy for them to call him. They are now going to arrange to do his shopping so he does not have to go out.” - Sharon Field, Community Hub Director, Stratford Sustainability continued Annual Report 2020 | Strategic Report Santander UK Group Holdings plc32

In 2019, we began a multi-year transformation programme to reshape the bank to support our customers better. By focusing on simplification, digitisation and customer experience, we aim to improve returns in the medium term. Investor engagement Our UK Investor Relations team actively engages with institutional investors across the globe, working alongside our funding and capital teams for new issuances and building and maintaining relationships with fixed income investors and analysts. The UK Investor Relations team provides a two-way link between investors and senior management, focusing on both external messaging and communication whilst providing feedback from investors to the Board. Shareholders We aim to deliver a long-term, sustainable return for our shareholders while helping people and businesses prosper. Part of a global bank We are a subsidiary of Banco Santander SA and part of the Banco Santander group, a leading retail and commercial bank headquartered in Spain. Our ordinary shares are all held by Banco Santander group companies and are not listed, although our preference shares are listed on the London Stock Exchange. We also have other equity instruments in the form of AT1 securities issued in 2014, 2015, 2017 and 2019. Under the subsidiary model operated by Banco Santander, autonomous subsidiaries are responsible for their own liquidity, capital management and funding. This not only mitigates the risk of difficulties in one subsidiary affecting another, it allows local market knowledge and expertise to be utilised and provides considerable operational flexibility. We benefit from the strong Santander brand along with experience and expertise from a global banking group. Systems development capacity can be shared along with common technology platforms and innovations, creating a significant competitive advantage. Consistent shareholder returns Our consistent profitability has enabled us to pay a dividend every year between 2008 and 2019. In early 2020, as the Covid-19 crisis began to unfold, the PRA announced that regulated firms should not pay dividends and instead should conserve capital. In response to this, Santander UK temporarily suspended dividend payments. This guidance was later eased and dividends payments allowed within certain guidelines, following this we paid a dividend of £103m in December 2020. ESG investor engagement In 2019, the Investor Relations and Sustainability teams started to directly engage a targeted selection of our investors in discussions on ESG issues, with support from Banco Santander colleagues. This year we continued our structured engagement, holding individual ESG-focused meetings with our investors. Through these discussions, we aim to respond directly to heightened investor interest in ESG that comes as sustainability topics such as climate change are increasingly recognised as financially material to business success and resilience. In a two-way dialogue, we also gain important insight of investor needs and expectations, which we use to improve our ESG strategy and disclosure. Our ESG Supplement, for example, is a succinct data-driven report aligned to our annual report timeline and governance, developed with consideration of investors as a main audience and published on our Investor Relations webpage. These discussions can also help us navigate the many ESG guidelines and standards to ensure our reporting is useful and relevant. In 2021 we will continue to build on our engagement, including further development of our quarterly investor updates with decision-useful ESG information. 33Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

Our top priority is to support the wellbeing and safety of our colleagues. We made a commitment that whatever a colleague’s personal situation, we will continue to pay contracted hours as normal, including throughout any periods of self-isolation. This applies to colleagues who are both permanent and on fixed term contracts. Our commitment continues to provide colleagues who have primary caring responsibilities with paid leave. We did not furlough any colleagues. We introduced a new always-on pulse survey called ‘Your Say’ to enable colleagues to provide regular feedback, share ideas and seek support. The survey focused on wellbeing, communication and our response to Covid-19. To help maintain social connections, we launched a ‘Stay in Touch, Keep Calm & Connect’ website to enable colleagues to remain connected through activities including stories and quizzes. We introduced a new module to our mandatory training suite to help people work from home effectively. Topics include preparing yourself, setting up your environment and managing your time, as well as how best to stay connected. Our survey on working from home continues to show positive feedback in terms of how we have managed this process. 91% of colleagues stated they are as or more productive working from home, an increase of 7 points from when the survey was first run earlier in the year. Inclusion and belonging Our commitment is to be a truly inclusive organisation reflective of our customer and communities. In 2020, we set out our next three year inclusion and belonging strategy “everyday inclusion” that prioritises the themes of respect, balance, leadership, advocacy, allyship, transparency and accountability. A member of our Executive Committee sponsors each diversity strand of gender, LGBT+, ethnicity, disability, families and carers, social mobility, and mental wellbeing. We hold a quarterly Everyday Inclusion Forum to provide guidance and direction to our strategy attended by our Executive Committee Sponsors, our Chief HR Officer and our Employee Led Network Leads. Our eight employee-led diversity networks collectively have over 11,000 members. They consider intersectionality, providing a safe space for colleagues to share their lived experiences, and receive targeted communications within a digital community space that is a vital source of support during the pandemic. We made enhancements to our people polices, including increasing our maternity, adoption and shared parental leave, offering a new paid sabbatical and developing ground breaking work to support menopause. Over the summer, we held a number of colleague listening events in response to the Black Lives Matter movement, looking at the ways to support colleagues to accelerate the pace of change. In September, we put in place a Black Inclusion plan, alongside an analysis of our own data. Three areas of focus were identified: Leadership, Allyship and Networks with supporting measures and targets to shape our activity to build Black Inclusion and amplify Black Voices. Additional actions include no longer using the term BAME, publishing our ethnicity workforce data and voluntarily publishing our ethnicity pay gap and action plan in December. We again featured in The Times Top 50 for Women List, commended for being in the top ten per cent of organisations that featured regularly during the ten years the list has been published. In the Social Mobility Employer Index, we were the highest placed Retail Bank (26th). The Social Mobility Employers’ Index, created by the Social Mobility Foundation (SMF), ranks UK employers on the actions they are taking to ensure they are open to accessing, developing and progressing talent from all backgrounds. Our Global Pulse survey results show that 87% of colleagues believe that Santander UK has created an environment where people of diverse backgrounds can succeed, 9 points above the external benchmark.(1) People Supporting our colleagues to deliver for our customers is our priority. Culture We are on a journey to embed our culture. Making all that we do Simple, Personal and Fair, underpinned by our nine behaviours, is critical to our effort to build a more responsible bank. We want to create a thriving workplace that promotes inclusion and diversity, prioritises wellbeing and develops the skills of our people. Our goal to be a high-performing and responsible business is reflected in the 2020 Global Pulse Survey with 88% of colleagues feeling “We act responsibly and make a positive contribution to society” up 3pts vs 2019. Our announcement that we will form part of the One Europe business model, alongside our ongoing transformation programme, will further develop our culture driving collaboration between our teams to better serve our customers in a Simple, Personal, Fair way. It presents an exciting opportunity and the Global Pulse Survey showed that our people have positive attitudes to change - 86% feel managers lead effectively through change and 85% believe their teams support our transformation. In 2020, we were again recognised as a Top Employer in UK and Europe by the Top Employers Institute alongside being accredited as a Great Place to Work. In 2021, our cultural priorities will continue to focus on being an inclusive and responsible organisation alongside continuously improving our culture to become more Simple, Personal, Fair in order to enable our colleagues to deliver great customer outcomes. Ways of working during the pandemic With the backdrop of the pandemic, we responded to the rapidly changing needs of our customers at pace and with efficiency, leveraging technology to enable over 15,000 colleagues to work remotely. Our response to Covid-19 has been well received with 88% of colleagues in agreement that “Santander is taking the appropriate steps to ensure employees stay safe and healthy at this stage of the pandemic” in the Global Pulse survey. Key people statistics 77% Engagement Index Score, 7 points above external benchmark. (2019: 70%) 82% Pride in being part of Santander, 5 points above external benchmark. (2019: 75%) (1) Financial sector benchmarks taken from the survey provider Mercer Sirota. The financial services sector norms are based on more than one million employees answering 114 surveys over the last five years. Sustainability continued Annual Report 2020 | Strategic Report Santander UK Group Holdings plc34

Skills development Investing in our people allows us to be fit for the future with skilled and engaged colleagues who can truly thrive. In 2020, our people undertook 61,398 training days and we invested £7.9m, equipping them with the skills they need for now and in the future, including digital skills. Our Digital Learning Platform, MIO, saw 328,950 hits throughout 2020. The platform is focused on both development and providing support through internal communities and networks. MIO provides a variety of training styles, from 2-3 minute bursts to themed box set content. In 2021, we will launch a number of colleague upskill academies through the new global academy offer via Dojo (Banco Santander skills platform). This will include academies on Cloud and Agile, Digital Fluency, Global Engineering, Leadership and Global Financial Crime Academy. Employee engagement We foster an open dialogue between employees and our senior leaders. Colleagues joined virtual “In Conversation” events this year with the Santander UK plc Employee Designated Director on topics of simplification, wellbeing and inclusion. Our CEO and members of the Executive Committee participated in quarterly virtual events, with all colleagues invited to participate in the conversation and submit their questions in the live forum. The topics included sharing Santander UK’s financial results, recognition and celebrating success and providing insight into the future strategy. The Global Pulse Survey results improved in 24 of the 26 questions where we had a historical trend from the Global Engagement Survey (GES) 2019. Our Engagement Index score increased from 2019 by 7 points to 77%, and is 7 points above the external benchmark. Pride in being part of Santander increased by 7 points to 82% and is 5 points above the external benchmark. Drivers of increased engagement with the most positive trends compared with 2019 were questions around wellbeing, communication, innovative working practices and collaboration. Areas of improvement included continuing our simplification to improve colleague enablement and addressing ineffective ways of working. Working in partnership During 2020, we continued to work in partnership with our recognised trade unions Advance and Communication Workers Union (CWU) on our approach to support colleagues through the pandemic. We have also continued consultation with representatives on changes associated with transformation. Fair pay Our Reward Framework is reviewed annually against the external marketplace. We are proud to have been an accredited Real Living Wage employer since 2015. Salary reviews, and changes to reward policies, are assessed for any adverse impacts on a particular group. Salary ranges and Pay Progression arrangements are visible to all colleagues. We embrace transparent reporting, evidenced by our detailed Diversity Pay Report which includes voluntarily publishing our ethnicity pay gap, and the voluntary disclosure of our CEO pay ratio in our Remuneration Implementation Report. Prioritising wellbeing The launch of our Wellbeing Strategy and Wellbeing Hub in January 2020 provided a solid foundation for the significant focus and speed at which support is in place to help colleagues through the pandemic. In recognition of our strategy we achieved “Excellence in Wellbeing” accreditation from Great Places to Work. Our focus on wellbeing covers physical, mental, financial and social wellbeing. Our Wellbeing Hub reflects the new working environment including information on looking after your mental wellbeing when working at home, wellbeing webinars and a direct link to our Employee Assistance Programme. Since its launch, the Wellbeing Hub has been used by colleagues over 95,000 times. Thrive, our Mental Wellbeing app, is available to all colleagues and has multiple features to help maintain mental wellbeing, including meditation, breathing exercises and a mood meter. Importantly, the app allows all colleagues to access a live text chat with qualified psychologists at the touch of a button Monday to Friday, 8am to 8pm, with responses typically received within 30 seconds. We also enhanced our Employee Assistance programme to offer virtual counselling for more complex mental wellbeing support. 79% of our colleagues feel we care about wellbeing, 20 points above the external benchmark, and 13 points increase since 2019. 35Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

Financial inclusion Confidence with numbers is a key skill that underpins financial inclusion and in 2019 we established a three-year partnership with National Numeracy aimed at helping children and parents build confidence with numbers, using the magic of football and our sponsorship of the Champions League. To support the partnership during school closures, we enlisted Twinkl (the world’s largest online education hub), the F2 Freestylers (the world’s biggest football influencers), and Rio Ferdinand, former England and Manchester United Captain to create a series of free online football- themed maths challenges. The content received over 119,000 unique downloads. Confidence in money matters is another key skill which our partnership with Young Enterprise (YE) addresses through in-school activity. Due to school closures, YE adapted their programmes, and took My Money Week (MMW) and the Fiver challenge online. For MMW, a free resource hub was created for teachers, parents and carers to share with children, and the Fiver ‘at Home’ challenge encouraged students to develop a product or service over four weeks using £5 start- up money. Even with schools closed, over 110,000 young people took part in activities. Digital inclusion Wanting to improve digital skills for older people, we partnered with Age UK to launch GoDigital in 2020. Through digital awareness events 21,716 people were reached and a further 462 people received one-to- one support. In addition to supporting older people, we worked with We Are Digital to create content aimed at keeping 11-17 year-olds safe online. Through this programme, 1,513 young people were trained on topics such as captology, fraud and scams and sextortion. Santander Universities In response to Covid-19, Santander UK contributed £5.1m to university initiatives, which included a £300k donation to Oxford, UCL and Imperial College to support Covid-19 research and vaccine development. The contribution also went towards the production of PPE for the NHS and IT equipment for students. We also supported more than 10,200 students and graduates in 2020. 490 start- ups and SMEs benefited from the Santander Universities Internship Scheme, totalling 558 internships and founderships, with 45% of the internships going on to employment with the SME. Communities We support and invest in communities across the UK to foster sustainable economic growth. Becoming the UK’s best dementia- friendly bank In 2020, we entered the second year of our partnership with Alzheimer’ Society by focusing on how to better support customers with dementia. This included developing an online Dementia Guide, and launching a bespoke e-learning module, ‘Dementia Friends,’ encouraging our colleagues to improve their awareness of, and commit to a social action to support people affected by the disease. At the end of 2020, 54% of our workforce were Dementia Friends and 129 contact centre and branch staff completed a Dementia Ambassador training course, aimed at empowering colleagues to share information and promote internal dementia- friendly initiatives in their areas. We also launched the Dementia Steering Group, made up of carers and people living with dementia to ensure our products and services, (such as the ATM journey), are dementia friendly. Despite the challenges of Covid-19, we raised over £655,000 for Alzheimer’s Society in 2020, equating to over £1.4m since the partnership began in 2019. Santander Foundation Older people and those affected by dementia were disproportionately impacted by Covid-19. In response, the Santander Foundation postponed the launch of its new grants programme until 2021 to concentrate on supporting Alzheimer’s Society and Age UK. Each charity received a £1.5m donation enabling their contact centres and online services to increase capacity and continue providing support for those in need. The Foundation did however, further continue its support of charities though the Matched Donations programme, approving 577 employee requests totalling £509,319. C-19 Employee volunteers provide lockdown lift The Santander ‘QuaranTea’ campaign, aimed to support the most vulnerable and isolated people during the pandemic. Supporting Alzheimer’s Society and Age UK, Santander colleagues volunteered to; make weekly companion phone calls to isolated individuals, provide direct support to local Age UK centres, become Digital Champions and Dementia Friends, and distribute support guides to older people in their local communities. To encourage colleagues to join the campaign, the Santander Foundation donated £1,000 for each volunteer that took part, split equally between Alzheimer’s Society and Age UK (up to £1m), and also doubled the time colleagues could dedicate to volunteering, offering 70 hours of time, compared to 35. The response to the campaign far exceeded the original ambition to recruit 1,000 volunteers and 2,591 colleagues signed up to support 5,472 vulnerable people. Sustainability continued Annual Report 2020 | Strategic Report Santander UK Group Holdings plc36

We also lent to an offshore wind project in a new Asian market for that technology. In Corporate and Commercial Banking, we continue to support traditional mid-market renewable generation technologies, with tailored project finance solutions and flexible portfolio level facilities. In addition, we delivered funding solutions for a diverse range of projects and technologies, including batteries, energy efficiency and subsidy- free renewables. In 2020 we launched an innovative “Environmental and Social Growth Funding” solution, aiming to unlock high quality projects which deliver clear sustainability benefits. Ethical supply chain We want to do business with companies who share our values. Our standard supplier contracts include specific requirements to respect human rights and ethical labour practice based on the principles of the UN Global Compact. In 2020 we improved our Third-Party Risk Management framework, processes and policies. The Third Party Supplier Control Questionnaire was reviewed and updated in Q2 2020 with support from EY, aligning to market best practice and including a review of the supplier’s approach to ensure compliance with human rights standards and support of the Real Living Wage. Covid-19 disrupted our planned on-site assessments, and we adapted to deliver remote assessments to suppliers. We launched our Third Party Code of Conduct in 2019, which we ask all suppliers to accept on our platform. We updated this in 2020 to include reference to climate change, inviting suppliers to join our commitment to a low carbon economy. We also improved our Procurement controls in review with a consultancy. Anti-Financial Crime, Anti-Bribery and Corruption Our Anti Financial Crime (AFC) strategy is set around the three principles of ‘Deter, Detect and Disrupt’. In 2020 we continued to promote our AFC Culture and Strategy, including through senior leadership briefings and colleague events or communications. We continue to develop external partnerships including through participation on the Economic Crime Action Plan. We’re a proactive member of the Joint Money Laundering Intelligence Taskforce and supported work to reform the Suspicious Activity Reporting regime. In addition, our partnership with the NGO “Stop the Traffik” strengthens how we tackle human trafficking and modern slavery. Ethics & Environment We are committed to upholding the highest ethical standards. Responsible lending As part of the Banco Santander group, we comply with the Equator Principles, factoring social, ethical and environmental impacts into our risk analysis and decision making process for financial transactions. These principles address climate change, prevention of pollution and toxic waste emissions, biodiversity, indigenous peoples and human rights. Our policy on Aerospace and Defence, Energy, Mining & Metals and Soft Commodities and our Sensitive Social and Ethical Sectors policy continue to define our approach towards creating long-term value while managing reputational, social and environmental risks. We have in place a number of prohibitions restrictions on a range of activities. Prohibited activities now include the provision of products or services for new Coal Fired Power Plant (CFPP) projects and taking on new clients with existing CFPPs. Restricted activities include transactions specific to CFPPs for existing clients which do not significantly improve environmental impacts, such as a significant reduction of CO2. Environmental and Social Risk Champions and the Reputational Risk Forum reviews and approves all restricted activities to ensure that they fall within our risk appetite. This forum reviews, monitors and escalates key decisions around financial and non- financial reputational risks to the Board. Renewable financing In 2020, Santander was the top UK lender in the renewable energy sector by number of transactions (2nd by deal amount), exclusive of energy from waste assets(1) . As part of this, Santander UK originated £1.27bn of debt financing to renewable energy projects. We provide advisory and financing solutions for renewable and alternative energy clients across a range of technologies and renewable energy support schemes, including onshore and offshore wind and solar projects. In 2020 we funded renewable energy in new markets and continued to expand our service offering by developing innovative new funding structures for the sector. We advised on two onshore wind portfolio financings across the UK and Ireland, which will allow clients to secure long-term financing and assure their future growth in this sector. In 2020, AFC Strategy held a virtual three- day conference with over 400 colleagues in attendance and external speakers from the National Economic Crime Committee and Stop the Traffik. Carbon neutrality in our operations At Santander UK, we are committed to reducing our operational impact on the environment. Banco Santander set an ambition to be carbon neutral across its operations by 2020, and the UK has achieved this. In 2020, we created the working group ‘Forum for Environmental Change’ to drive and coordinate our efforts. Our energy strategy enables annual reductions in carbon emissions across the UK estate. In 2020, Covid-19 amplified these reductions, with emissions of 6,452 tCO2e and total energy use of 123,152,495 kWh. With significant disruptions to typical working across the UK, our teams responded by monitoring the energy- related impacts of these disruptions. We have an employee network of over1,800 Green Champions. Our engagement programme ‘Go Green’ is evolving to consider the environmental aspects of home working. Annual water use across our estate decreased by 27% and rainwater collection units have also been in place at our Carlton Park data centres since 2019. We have taken steps to meet our net zero ambitions with the offsetting of 6,452 verified carbon units in 2020 and 100% procurement of electricity via green sources, bringing our net carbon emissions to zero. Our offices and data centres successfully retained our ISO 14001 (environmental) and ISO 50001 (energy) management system certifications. In 2020 we started construction of our new head office building, Unity Place. Aligning with rigorous efficiency and environmental criteria, Unity Place is set to rank in the top 10% of buildings with regards to BREEAM sustainability, demonstrating best practice. (1) Inframation League tables, 2020 37Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

We devoted significant time to the long- term profitability of the business, which included considering product pricing of our 1I2I3 account. The Directors balanced the future viability of our business against the impact on customers and sought to remain competitive in the market, ensure fair outcomes for customers on pricing as well as protect customers adversely impacted, by moving some customers to other products if appropriate. We also put in place additional support for customers identified as vulnerable. The interests of our employees As the Company has no direct employees there is currently no employee NED representation at the Board level. However, the Company oversees certain aspects of employee relations in subsidiaries, one of which, Santander UK plc, a designated Non-Executive Director to represent the views of the workforce and if the number of employees in other entities increases, employee representation at subsidiary or at Board level will be reviewed. For the time being, these other entities make their own arrangements for ensuring engagement with their employees. The Global Pulse Survey included these employees in its scope. Covid-19 had a significant impact on our employees with the majority moving to remote working for their safety and wellbeing. The Board considered reports on steps taken to protect colleagues working in branches from Covid-19 infection as well as from physical or verbal abuse from a minority of customers. We supported proposals for keeping branches open wherever possible, given their importance to the communities they serve, especially for our most vulnerable customers without access to digital services. Considering the needs of our employees, we reduced opening hours but balanced this with a significant increase in contact centre and digital support - both online and via mobile banking. We were mindful of the operational risks this presented and the mitigating actions that were being implemented and would evolve over time in response to our experience operating remotely. The Chief HR Officer regularly reported to the Board on the results of frequent employee wellbeing surveys and initiatives to support employees through these challenging times. There was positive feedback on our rapid response to the pandemic that enabled most colleagues to work remotely within a few weeks of lockdown and colleagues felt there was a genuine interest in their wellbeing. The pandemic provided a reminder that employee wellbeing is an important element of organisational resilience and efficiency and the Board and the Board Responsible Banking Committee paid close attention to employee metrics that seek to quantify well-being. We considered significant proposals impacting large numbers of colleagues at both national and local levels. We received assurance that our two recognised unions, Advance and CWU, had been actively consulted and engaged to ensure that employees’ views were represented in those proposals. In addition to responding to these challenges, the Board Remuneration Committee worked with management to align executive pension contributions, in line with best practice, with the wider workforce, and we provided strong challenge to ensure that the Company- wide remuneration policy remains Simple, Personal and Fair. We continued to support initiatives and investment in our people to ensure they have the skills and knowledge to thrive – a key strategic priority – this is covered in more detail in the People section of the Sustainability Report and we have been in active dialogue during the year about revising our Employee Value Proposition to reflect the experience of Covid-19, the aspirations of our colleagues and the needs of the business. During the year, the directors considered the views of all stakeholders insofar as is possible and practical when making decisions for the Company, mindful of our primary purpose to help people and businesses prosper. Inevitably there are times where a decision has required a trade-off to be made between stakeholder groups and, where this is the case, we sought to do this in a clear and transparent manner in line with our strategic priorities. More information on our stakeholders is set out in the Sustainability section of the Strategic Report, which also identifies why we consider these stakeholders to be key to our business model and strategy. The likely consequences of any decision in the long term Covid-19 had an immediate and significant impact on the financial position of the Company as well as its stakeholders. However, it also reaffirmed the importance of our ongoing transformation programme, with its focus on Technology, Procurement, Digital Capability and Omni-channel service provision. The Board remained focused on providing oversight of the programme’s delivery and balanced this with the interests of stakeholders including our customers in light of the current trading environment. In the face of unprecedented challenges posed by Covid-19 we maintained our strategic priority to simplify and digitise the business for improved efficiency and returns. Our engagement with stakeholders is described below. To ensure continuity of service for our customers, we accelerated technological change with employees reskilling to strengthen the support provided to customers during lockdown and restricted branch opening hours. We supported the swift development and roll out of various initiatives intended to provide additional support to customers who were unable to access services in branch (further details in the Our response to Covid-19). The Board received regular updates on the initiatives as well as feedback from customers. Stakeholder voice in the boardroom Annual Report 2020 | Strategic Report Santander UK Group Holdings plc38

Extensive customer testing helps shape new customer journeys such as the Business Bounce Back Loan digital journey, and we have developed an holistic Net Promoter Score tracking programme to understand what are the key factors that drive ‘promoters’ and ‘detractors’ of our brand. We have used this data to inform our discussions about prioritisation such as the mobile development backlog, and to understand the customer impact of key strategic decisions such as the 1I2I3 current account pricing changes. We worked closely with the Government and industry to make funds available to businesses to limit the impact of Covid-19. We provided challenge to the initial design of the schemes and also their implementation, impact on capital, liquidity, colleagues and customers. We accepted that fraud risk and operational risk might increase as a result of our participation in these government schemes but concluded that the interests of our customers would outweigh these negatives and we sought assurance on the controls and workarounds that would be put in place to mitigate these risks. We regularly received management information on loan applications and release of funds and associated risk issues. As part of the Board Risk Committee’s consideration of third party suppliers, we noted plans to work closely with our suppliers, ensuring their business continuity plans were in place and capable of providing continuity of service to the Company whilst adjusting to the new operating conditions under Covid-19. We have continued to uphold the standards expected of them including reviewing how we assess and mitigate the risk of human trafficking or slavery in our supply chains, and ensuring our UK Supplier Code of Conduct explicitly references the supplier contribution we expect towards a low-carbon economy. Our procurement proposition is under review as part of the transformation programme, which is considered regularly at Board level. The impact of our operations on the community and the environment As a result of Covid-19, many people in the communities in which we operate have been left feeling isolated or vulnerable. We have taken a particular interest in the many instances where employees have made a difference in their local communities and welcomed and acknowledged two colleagues receiving British Empire Medals for services to the community. The need to foster the company’s business relationships with suppliers, customers and others Covid-19 has impacted all of our customers, both individuals and businesses. It has challenged the delivery of our strategic purpose of providing our customers with an exceptional customer experience, and details of our efforts are provided in the Covid section and the Sustainability section. As a Board we paid close attention to our business relationships across our Retail, Corporate & Commercial Banking and Corporate Investment Banking businesses. At the outset of the lockdown we held several ad hoc Board meetings to understand how continuity of service and additional support would be provided to individual customers and businesses both large and small. We noted several improvements including upskilling of colleagues to empower them to resolve customer concerns at the First Point of Contact and the introduction of a ‘Digital Accelerator’ to improve the digital experience of customers. C-19 Branch Staff at the Vanguard Alert employees working in our branch network have been instrumental in caring for our customers in these challenging times: whether spotting exceptional withdrawals of cash to pay rogue builders, signs of human trafficking or unapproved withdrawals of cash by carers of vulnerable customers, their service on the front line has had a tremendous impact. We recognised their achievements on our intranet and this was also reported to the Board. Really Knowing Your Customer means more than account opening forms! Responding to Black Lives Matter We held a number of events in response to the Black Lives Matter movement, listening to colleagues about their experiences, analysing our own data then looking at ways to support colleagues and accelerate the pace of change within the bank. Disparities between the experiences of employees from different ethnic groups raised in these discussions were considered by members of our Executive and the Santander UK plc Employee Designated NED, who reported her feedback to the Santander UK plc Board. We responded by developing a Black Inclusion plan. Three areas of focus were identified: Leadership, Allyship and Networks, with supporting measures and targets to shape our activity to Build Black Inclusion and amplify Black Voices. We will also now use Asian, Black, other Minority Ethnic and White ethnic group identities rather than BAME in our analysis and reporting, publishing our ethnicity workforce data and our Ethnicity Pay Gap. 39Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information trusted high street brand, we are deeply aware of what Santander means to our customers and the risks that could damage its reputation. We therefore maintain oversight through our Board Risk Committee and Board Responsible Banking Committee of improvements in our technology, data capture and structure as well as ensuring that we are treating customers fairly, putting in extra support for those considered vulnerable. We expect all employees to take individual accountability for our reputation and protecting our licence to operate. Although Covid-19 has changed some of the challenges faced, both in implementing government financial support schemes and changing fraudster tactics, Financial Crime has been a focus of our attention. Clear oversight and close supervision is managed by the Board Responsible Banking Committee with relevant issues escalated to the full Board. This approach is supported by comprehensive Anti-Financial Crime training for all Board members. Further to this, a centralised Anti Financial Crime Academy was launched in 2020, which builds on enhanced, role specific training for colleagues managing controls and processes as part of the financial crime compliance framework. We continue to uphold high ethical standards in our fight against financial crime and have taken forward a number of projects with external stakeholders. These include work with ‘Stop the Traffik’, the global leading Human Trafficking prevention charity. We have created a bespoke awareness training package, supported by the Modern Slavery Statement. We are also prominent members of the Joint Money Laundering Intelligence Taskforce (JMLIT), an industry and law enforcement framework for successful intelligence sharing. Overall, we are increasing our Private Public Partnerships to manage and respond to significant financial crime threats. The need to act fairly as between members of the company We have a single shareholder that is Banco Santander SA. The Board ensures that the shareholder’s interests are balanced against those of other stakeholders, including by the analysis of capital contributions and group- wide employee incentives, and ensuring individual remuneration scorecards include non-financial KPIs to measure positive actions in stakeholders’ interests. Sustainability is one of our four strategic priorities and we are determined to further embed sustainability into the way we do business. Climate change is considered as a key financial risk as well as a reputational risk, and the Board is actively considering the long-term effect of our operations on the environment including its lending decisions. In accordance with our PRA implementation plan, the implemented governance is that reputational risk aspects are considered at the Board Responsible Banking Committee while other risk (financial) is considered at Board Risk Committee. In addition to both of these Committees considering climate change in 2020, the Board also received a training workshop on climate change in September 2020. As a Board, we adopted locally the Banco Santander Responsible Banking policies on Sustainability, Human Rights and Culture, as part of a Banco Santander-wide exercise to ensure consistent standards and simplification. Maintaining a reputation for high standards of business conduct High standards of business conduct are a regulatory and communal imperative. Without trust in our services and our brand, we cannot serve our customers or the wider community. As a Board of a recognised and Board dives deep into Sustainability In November 2020 the Board Responsible Banking Committee had a two-hour workshop on Sustainability, in order to gain a detailed understanding of current sustainability macro trends and material issues for the bank, such as diversity, financial inclusion and climate change, and their implications for our business. The Board Responsible Banking Committee agreed the evolution of the Sustainability strategy, our key sustainability priorities for Santander UK moving forward and the level of ambition for each of these priorities. This will support the development of medium to long-term metrics and targets, to be approved by the Board. Stakeholder voice in the boardroom continued Annual Report 2020 | Strategic Report Santander UK Group Holdings plc40

This page intentionally blank 41Santander UK Group Holdings plc Strategic Report Governance Risk review Financial review Financial statements Shareholder information

Annual Report 2020 | Governance

Governance

Our governance	Contents
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

Any principles and provisions of the Code that are not precisely followed are detailed in the Directors’ Report.
	Governance	42
	Board of Directors	43
	Corporate Governance report	45
	Chair's report on corporate governance	45
	Board Nomination Committee Chair's report	49
	Board Risk Committee Chair's report	51
	Board Audit Committee Chair's report	57
	Board Responsible Banking Committee Chair's report	63
How our governance supports the delivery of our strategy	Directors' Remuneration report	65
All Directors are collectively responsible for the success of the Company. The Non-Executive Directors exercise objective judgement in respect of Board decisions, and scrutinise and challenge management. They also have various responsibilities concerning the integrity of financial information, internal controls and risk management.

The Board is responsible for setting our strategy and policies, overseeing risk and corporate governance, and monitoring progress towards meeting our objectives and annual plans. It is accountable to our shareholder for the proper conduct of the business and our long-term success, and seeks to represent the interests of all stakeholders.	Board Remuneration Committee Chair's report	65
	Remuneration policy report	66
	Remuneration implementation report	69
	Board and committee membership and attendance	73
	Directors' report	74

42    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board of Directors

1 William Vereker
Chair
Appointed 1 November 2020 (Chair) Previously Independent Non-Executive Director from 1 October 2020
Skills and experience
William is an experienced and well-respected Banker, previously having served as Global Head of Investment Banking for UBS (2013 – 2018), and prior to that holding a number of leadership roles at Nomura, Lehman Brothers and Morgan Stanley. From 2018 to 2019 he served as the Prime Minister’s Business Envoy. He was a Vice Chairman at JP Morgan until October 2020.
Other principal appointments
Chair of Santander UK plc*.
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
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of the Renshaw Bay Real Estate Finance Fund.
Board Committee memberships
Board Audit Committee
Board Nomination Committee
Board Responsible Banking Committee
Board Risk Committee
Board Remuneration Committee

3 Chris Jones
Independent Non-Executive Director
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
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Independent Non-Executive Director of Legal & General Investment Management (Holdings) Limited. Audit and Risk Committee member of the Wellcome Trust. Non-Executive Director of Redburn (Europe) Limited. Board member of the Audit Committee Chairs’ Independent Forum.
Board Committee memberships
Board Audit Committee
Board Remuneration Committee
Board Responsible Banking Committee
Board Risk Committee
Whistleblower Champion

4 Ana Botín
Banco Santander Nominated
Non-Executive Director
Appointed 10 January 2014, Non-Executive Director from 29 September 2014
Skills and experience
Ana joined the Banco Santander group in 1988 and was appointed Executive Chair of Banco Santander SA in September 2014. Ana has been a member of Banco Santander SA’s Board and Executive Committee since 1989 and previously served as CEO of Santander UK plc between 2010 and 2014. Ana directed Banco Santander’s Latin American expansion in the 1990s.
Other principal appointments
Non-Executive Director of Santander UK plc*. Executive Chair of Banco Santander SA* and Director. Non-Executive Director of The Coca-Cola Company. Vice-Chair of the Empresa y Crecimiento Foundation. Vice-Chair of the World Business Council for Sustainable Development. Member of the MIT’s CEO Advisory Board. Appointed to the IMF external advisory Board in March 2020.

1
###
2

3

4

* Part of the Banco Santander group.
Santander UK Group Holdings plc    43

Annual Report 2020 | Governance

Board of directors continued

For full bios visit www.santander.co.uk/uk/about-santander-uk/about-us/non-executive-directors

5 Bruce Carnegie-Brown
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
Other principal appointments
Non-Executive Director of Santander UK plc* since September 2019. Vice Chairman and Lead Independent Director of Banco Santander SA*. Chairman of Lloyd’s of London and Chair of Cuvva Limited.
Board Committee memberships
Board Nomination Committee
6 Nathan Bostock
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

7 Madhukar (Duke) Dayal
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
Duke also served as a member of the Executive Committee on the Board of Trustees for the Institute of International Banking in New York as a Board member of the Federal Home Loan Bank of Pittsburgh and is on the Board of Governors for Nottingham Trent University.
Other principal appointments
Chief Financial Officer of Santander UK plc*.

5

6

7

* Part of the Banco Santander group.

44    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance

My report describes the roles, responsibilities and activities of the Board and its Committees.

“
The Board has been focused on supporting management during a challenging year to achieve Simple, Personal and Fair outcomes for customers.

William Vereker Chair 2 March 2021
Board activities Read more on p47
Committee membership and attendance Read more on p73

Our governance
Maintaining high standards of corporate governance is an essential element underpinning the long-term sustainable success of the Company.
In addition to the UK Corporate Governance Code 2018 (the Code) (the standard against which we measure ourselves), our governance practices and rules are set out in a number of our key documents, principally:
–The UK Group Framework, which defines clearly our responsibilities and relationship with Banco Santander SA, our shareholder, taking account of our fiduciary and regulatory responsibilities. This gives us the autonomy to discharge our responsibilities in the UK in line with best practice as an independent board while giving Banco Santander SA the oversight it needs. Clarity of roles and responsibilities is key to ensuring proper accountability for decisions and outcomes; and
–The Corporate Governance Framework, which is designed to assist the Board of Directors in discharging their responsibilities and ensuring an appropriate scheme of delegation throughout the Santander UK group.
The Board’s schedule and activities are planned to make sure that Directors have regard to the matters necessary to promote the success of the Company, including the broader implications of their decisions for all the Company’s stakeholders including its shareholder.
Ring-fencing embedding
Following the changes implemented at the end of 2019, Santander UK plc, as the ring-fenced bank, has continued to operate within the ring-fencing governance rules. As the substantive business of the Santander UK Group Holdings plc group is currently conducted by Santander UK plc, our ring-fenced bank, under our current business model, the PRA has granted certain ring-fencing governance rule modifications, subject to various safeguards.

This allows for certain overlaps of the Board and senior management of Santander UK Group Holdings plc and Santander UK plc, recognising our ownership structure and chosen ring-fencing business model.
The key ring-fencing safeguards include:
–the requirement to have at least three ring-fenced bank Independent Non-Executive Directors (INED), of whom none are employees or directors of any other member of the ring-fenced body's group other than a ring-fenced affiliate (referred to as Double INEDs (DINEDs)); and one of whom is designated senior ringfencing director (SRD) responsible for making sure that processes to identify and manage any conflicts of interest between the ring-fenced bank group and other members of the Santander UK Group Holdings plc group are operating effectively.
–the DINEDs and SRD have certain veto rights designed to protect the interests of the ring-fenced bank.
–the requirement for an approved person who is part of the RFB risk management function and who is not a director of, employed by or has any responsibilities for any other member of the ring-fenced bank's group other than a ring-fenced affiliate (RFB Risk Officer). The RFB Risk Officer has certain specific responsibilities in relation to identifying conflict matters.
–the Board and Committees of the two companies continue to be run substantially simultaneously to ensure efficiency and effectiveness whilst guaranteeing the independence and autonomy of our ring-fenced bank are appropriately protected. However, under PRA rule modifications, the ring-fenced bank Board and Board Committees must hold separate meetings twice a year to consider matters specific to the ring-fenced bank. The separate Board and Board Committee meetings of the ring-fenced bank took place in July and December 2020.
At 31 December 2020, the four DINEDs of the ring-fenced bank were Garrett Curran, Annemarie Durbin, Mark Lewis and Genevieve Shore. In addition, Annemarie Durbin acts as the SRD of Santander UK plc. Copies of the role profiles of board members, including the SRD, are available at www.aboutsantander.co.uk.
Santander UK Group Holdings plc    45

Annual Report 2020 | Governance

Chair’s report on corporate governance continued

Santander UK Group Holdings plc Board				Key

William Vereker (Chair and Chair of NomCo)	Ed Giera (Chair of BRC and BRBC)	Chris Jones (Chair of BAC and RemCo)
Ana Botín (Group Executive Chair)	Bruce Carnegie-Brown (Group NED)	Nathan Bostock (CEO)	Duke Dayal (CFO)

Santander UK plc Board

William Vereker (Chair and Chair of NomCo)	Ed Giera (Chair of BRC)	Chris Jones (Chair of BAC)	Garrett Curran (Chair of BRBC)	Annemarie Durbin (SRD and Chair of RemCo)	Mark Lewis	Genevieve Shore
Ana Botín (Group Executive Chair)	Bruce Carnegie-Brown (Group NED)	Dirk Marzluf (Group Head of Technology & Operations)	Nathan Bostock (CEO)	Tony Prestedge (Deputy CEO)	Susan Allen (CEO, Retail & Business Banking)	Duke Dayal (CFO)
In addition, the Board Committees of the ring-fenced bank must comprise at least one DINED member (or two DINED members for the Board Audit Committee and the Board Risk Committee). The Company continues to benefit from the knowledge, skills and experience of the DINEDs, where appropriate, in the simultaneous Board and Committee meetings of both companies.
Board membership
As at 31 December 2020, the Board of Santander UK Group Holdings plc consisted of 3 Independent Non-Executive Directors (INEDs) including the Chair, 2 Group appointed Non-Executive Directors (GNEDs) and 2 Executive Directors (EDs). The Santander UK plc Board, as at 31 December 2020, consisted of 7 INEDs, including the Chair, 4 EDs and 3 GNEDs. The Board composition of Santander UK Group Holdings plc and Santander UK plc is detailed above. Under the UK Group Framework, in light of the fact that Santander UK Group Holdings plc is fully owned by Banco Santander and that the Chair is independent of the shareholder, the Chair is counted as an INED. This does not comply with Code provisions.
Through the Board Nomination Committee, we make sure we have the right composition of individuals on the Board, giving an appropriate balance of knowledge, skills, experience and perspectives. Our aim of ensuring orderly succession for Board positions is supported by continuous and proactive processes. We take into account our strategic priorities and the main trends and factors affecting the sustainability and success of the business. We oversee and regularly review the development of a diverse pipeline for succession
Changes to Board membership are set out in the Directors' report. These appointments maintain valuable skills and experience of financial services, digital, strategy, development and execution and transformation. On behalf of the Board, I would like to thank Shriti Vadera and Scott Wheway who stepped down during 2020 for their invaluable service to the Board and the Company.
All aspects of diversity form part of our Board succession planning process, which is explained in the Board Nomination Committee Chair’s report. In 2016 we set an aspirational target of having 33% women on the Board by 2020. Due to changes to the membership of the Board that took effect from 1 January 2020, we have not achieved this target. However, despite this reduction, we remain committed to our aspirational target. The Board of Santander UK plc is significantly larger than the board of Santander UK Group Holdings plc, reflective of the size of the business of the company.
Consequently, a small change in the size of the composition of the board of Santander UK Group Holdings plc, has a greater impact on the diversity of that Board. The Boards of the two companies are run largely simultaneously.

Director inductions and training
The Company Secretary supports the Chair in designing individual inductions for NEDs, which include site visits and cover topics like strategy, key risks and current issues including the legal and regulatory landscape. The delivery of our tailored NED induction programe for our new appointments continued through 2020, appropriately adapted in light of the pandemic to include a number of virtual site visits and interactions.
William Vereker benefited from tailored induction programmes phased over a period of 12 months, which includes meeting with senior management and site visits (where appropriate and in a Covid-19 safe way).
Throughout 2020, we continued to deliver workshops for all NEDs to further develop their knowledge and understanding of key business issues including major change projects and operational resilience, climate change, sustainability and financial crime.
As well as workshops, the NEDs received briefings on the governance requirements of ring-fenced banks.
46    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

*Board and Committee meetings held concurrently with Santander UK plc
Views of the workforce at the Board
As the overwhelming majority of colleagues within the Santander UK group are employed in the UK by Santander UK plc, the Board have not appointed a Non-Executive Director to represent the views of the workforce. However, the Board receives regular updates on the culture of the business and views of employees from engagement surveys feedback. The Board considers these arrangements to be invaluable in understanding the views of the workforce and providing meaningful dialogue at the Board on workforce matters.
Board Committees
The Board delegates certain responsibilities to Board Committees to help discharge its duties, as detailed in each of the individual Committee Chair's reports. The Committees play an essential role in supporting the Board, giving focused oversight of key areas and aspects of the business. The role and responsibilities of the Board and Board Committees are set out in formal Terms of Reference. These are reviewed at least annually as part of the review of the Corporate Governance Framework.
Except for the Board Nomination Committee which has one GNED, all Committees are composed of INEDs only.
The reduction in Board membership arising from implementation of ring-fencing requirements and the departure of Scott Wheway as SID has resulted in the Board Audit Committee, Board Remuneration Committee, Board Responsible Banking Committee and Board Risk Committee comprising two INEDs each.

Having assessed this in the light of Code recommendations, and as the substantive business of the Santander UK group is conducted by Santander UK plc, we are satisfied that the Committees will continue to be able to discharge their duties professionally, effectively and efficiently particularly as the Chairs of the Santander UK Group Holdings plc Board Audit Committee, Board Nomination Committee and Board Risk Committee are also chairs of the Santander UK plc Committees. As the Santander UK Group Holdings plc and Santander UK plc Committees run substantively simultaneously, they also continue to have the opportunity to benefit from the broader INED group’s skills and experience.
Further details of the roles and responsibilities of the Board Committees are detailed in the Chair's reports of each of the Board Committees.
Board activities
The Chair, with the CEO and Company Secretary, supported by the Directors and senior management, make sure that the Board has an appropriate schedule, which is focused on the opportunities and risks to the future success of the business, business performance and risk mitigation, and make sure that the Company’s culture is aligned with its purpose, values and strategy.
The Board regularly monitors progress against the strategic priorities and performance targets of the business.
During 2020, unlike previous years, the Board did not hold a separate Board Strategy day as the Board sought to adapt its processes due to the pandemic.

From March 2020, Board meetings were held virtually and the Board received deep dives on a number of particular areas of focus as well as undertaking a review of the overall strategy, including developing thoughts about what the new organisational operating model would look like in a post Covid-19 world.
During the course of the year, separate sessions were also held with the INEDs.
The Board has remained focused on the execution of strategy and responding to the challenges the business faced due to Covid-19, working closely with the government on the implementation of their support programmes.
To ensure the most effective use of the time at Board meetings, in addition to the delegation of certain responsibilities to the Board Committees, the Chair holds informal discussions with Board members. Complemented with external speaker workshops the Board consider important topics in depth and engage with key stakeholders. The Board ensures regular contact with management and colleagues through a number of means. These include inviting relevant business and function heads to present to the Board or its Committees on latest developments; permitting observers as part of individual senior managers’ development plans; scheduling regular meetings for Committee Chairs to meet with relevant senior managers; site visits by one or more NEDs, and topical or technical workshops. Senior leaders are also available to the NEDs throughout the year.
Further details of the Board activities in 2020 are set out on the following page.
Santander UK Group Holdings plc    47

Annual Report 2020 | Governance

Chair’s report on corporate governance continued

Summary of Board activities in 2020
The Board endeavoured to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole. The Board’s activities in 2020 included the following themes:

Theme	Action taken by the Board and outcomes
Strategy and transformation
–In respect of transformation, received regular updates on the progress in driving the transformation agenda.
–Received regular updates on the competitive landscape, the UK economy and banking sector including changes resulting from regulatory change requirements or in response to Covid-19.
–As part of consideration of the overall strategy, considered the UK economic outlook, including financial impacts of Covid-19, and possible future operating models, together with an in depth review of Financial Crime.
–Regularly considered Financial Crime, including approval of risk appetite and oversight of programmes to accelerate controls enhancement and regulatory engagement.
–Considered M&A market opportunities and reviewed organic and inorganic growth opportunities.
–Regularly reviewed progress in delivering the strategic priorities of Santander UK including the future Retail business model and technological journey and associated investments required.
–Received regular updates from Banco Santander on the OneEurope initiative, including the benefits to Santander UK as a consequence of synergies with our ultimate parent, Banco Santander SA.

Business and customer
–Reviewed, challenged and remained apprised of the performance of the business divisions and functions, strategic business opportunities, developments with customer experience and the Company's transformation programme.
–Reviewed and approved the response to implementing the High Cost of Credit Review and changes to current accounts.
–Reviewed, challenged and approved the 3-year business plan (2021-2023) and the annual Budget, including cost efficiencies and associated risk assessments.
–Conducted strategic reviews of our current account and mortgage propositions to ensure they remained competitive.

Covid-19
–Received regular reports on Covid-19 throughout the pandemic.
–Provided support to Management in its deliberations and challenged preparedness for business dislocation.
–Received regular reports on the well being of staff during the pandemic across a range of metrics.
–Reviewed, challenged and remained apprised of the support being given to customers under the various Government initiatives as well as changes to overdrafts and the assistance being provided to vulnerable customers.

Regulation, Balance Sheet and Capital
–Reviewed, challenged and approved the ICAAP; ILAAP; adequacy and effectiveness of stress-testing and capital management; AT1 Payments and ordinary dividend payments in accordance with guidance from the PRA.
–Reviewed the results of the BoE Financial Policy Committee Financial Stability Report, considering future changes to the UK bank capital framework.
–Received regular updates on capital planning.
–Considered asset and liability management activities and was apprised of regulatory developments.
–Agreed key assumptions and capabilities.
–Approved the Annual Report and other year-end related matters.
–Received and discussed regular reports on ring-fencing implementation compliance including the consideration of conflict matters and the appointment of a ring-fenced bank officer.
–Approved the Surplus Capital Allocation Framework and Dividend Policy.

Risk and control
–Received regular enterprise wide risk updates from the CRO, together with updates on specific risks, such as pensions, cyber security, financial crime, climate change and Brexit.
–Approved/adopted changes to the Risk Framework as part of the annual review, including the introduction of a new minimum standard to ensure each business area and risk type considers risks posed by climate change.

People and Culture
–Received updates on issues including talent management and succession planning, gender pay, and diversity and inclusion.
–Received updates on culture, considering our long-term strategic direction and cultural priorities following employee feedback and assessment findings from the Banking Standards Board.
–Considered Succession Planning across all key control and support functions.

Governance
–Received regular updates on the Chair's succession, subsequently approving the appointment of the new Chair.
–Approved the appointment of a new NED, Senior Independent Director, ED and the Company Secretary.
–Reviewed, challenged and approved Santander UK’s Annual Report.
–Received regular verbal updates of Board Committee activity from their respective Committee Chairs.
–Approved a revised version of the Group Subsidiary Governance Model for subsidiaries, as well as changes to certain Group Corporate Frameworks.
–Approved a number of policies including a new Board level Conflicts of Interest Policy and a Group Policy for the Suitability, Selection and Succession of Board members, on the recommendation of the Board Nomination Committee.
–Approved certain policies in respect of ring-fencing compliance including a Permitted Exceptions Policy and an Arms Length Policy, on the recommendation of the Board Risk Committee.
–Approved any changes to directors' conflicts of interest, on the recommendation of the Board Nomination Committee.

48    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Nomination Committee Chair’s report

The Committee has focused on overseeing board changes and continuing to strengthen the senior management succession pipeline

“
During the course of 2020, we strengthened the senior management team and will continue to do so throughout 2021, striving to achieve greater diversity.

William Vereker Chair 2 March 2021
Committee membership and attendance
Read more on p73

On behalf of the Committee, I am pleased to present my first Board Nomination Committee report. I would like to thank Shriti Vadera and the Committee members for their support as part of my transition to the Chairmanship of the Company and the Committee. During 2020, the Committee has undergone a number of changes in its membership as set out later in this report.
Role and responsibility
The primary responsibilities of the Committee include to:
–Review the Board’s structure, size and composition, including skills, knowledge, experience and diversity;
–Consider succession planning for Directors and Senior Executives;
–Identify and nominate candidates to fill Board vacancies as they arise;
–Assess its performance and oversee the performance evaluation process for the Board and its Committees;
–Consider the annual reappointment of NEDs having regard to their performance and ability to contribute to the Board;
–Oversee the induction of new directors and ongoing training needs for the Board and individual directors; and
–Oversee the adequacy of the governance arrangements in place.
Overview of the year
During 2020, the focus of the Committee’s work was to:
–Oversee Board changes and continue to strengthen the senior management succession pipeline;
–Lead the process for new director appointments to the Board;
–Review the collective skills, knowledge and experience of the Board, taking into account independence and diversity to inform succession plans;
–Review Board Committee membership and overseeing changes;
–Consider arrangements relating to Directors including Directors' interests, time commitment, terms of employment and that they remain appropriate; and
–Oversee governance arrangements on ring-fencing rule safeguards.

In addition, the Committee considered a number of governance policies and corporate frameworks that support our internal governance systems.
Summary of 2020 outcomes
Succession planning
The Committee leads the process for identification, nomination and recommendation of candidates for appointments to the Board and senior management. It also makes sure plans are in place for orderly succession to both the Board and senior management positions. In doing so, it follows a rigorous and transparent process designed to make sure the appointments are based on merit and objective criteria and they promote diversity in its broadest sense to complement and strengthen the overall Board and its Committees’ skills, knowledge and experience.
As part of the Board appointments process, the Committee takes account of legal and regulatory requirements. The Board retains responsibility for and approves final decisions on these matters.
In 2020, the Committee spent significant time overseeing new Board appointments. Under the lead of the SID, the Committee undertook a search supported by Spencer Stuart for Shriti Vadera's replacement, resulting in its recommendation to the Board to appoint me as an independent Chair to the Board.
During the year, the Committee also reviewed changes to executive management talent, including a thorough assessment of the skill sets needed in light of the strategic direction of the business, together with development planning for identified talent, to ensure a diverse leadership pipeline and strong leadership team. As part of this process, Tony Prestedge joined Santander UK plc as Deputy CEO, and Christine Palmer joined as Chief Risk Officer. Both are members of the Executive Committee.
Santander UK Group Holdings plc    49

Annual Report 2020 | Governance

Board Nomination Committee Chair’s report continued
To support orderly succession planning for Board and senior management positions, the Committee assesses the challenges and opportunities facing the Company and evaluates the skills and expertise that will be needed in the future alongside internal capabilities, including Board evaluation feedback. Increasing diversity in all respects in the boardroom and executive pipeline is a key factor we consider. Board appointments and succession planning in 2020 were consistent with this approach, tailored as appropriate in each case.
Central to the succession planning process is the Board skills and diversity matrix which is used to track the Board's strengths and identify any gaps in its desired collective skills profile.
The skills and diversity matrix was updated during 2020 to take into consideration the future strategic direction of the Company and to make sure that consideration is given to diversity in its broadest sense.
Other areas of 2020 focus
Diversity, inclusion and engagement with stakeholders
In 2016, we set an aspirational target of having 33% women on the Board by 2020. Due to changes in membership of the Board in 2020, we had not achieved this aspirational target at 31 December 2020. However, we remain committed to our target. The Board of Santander UK plc is significantly larger than the Board of Santander UK Group Holdings plc, reflecting the size of the business of the company. As a result, a small change in the composition of the board of Santander UK Group Holdings plc has a greater impact on the diversity of that Board. The Boards of the two companies are run largely simultaneously for efficiency.
We will also continue to make sure that gender and all aspects of diversity remain front of mind in our succession planning. We have signed the Business in The Community ‘Race at Work’ Charter and made good progress, achieving four of our five actions with good progress on the final one. In February 2019, the Board confirmed our ambition to increase senior manager representation of Asian, Black, other Minority Ethnic and White ethnic group employees to 14% (+/-2%) across mid to senior manager roles by 2025.
The Board Diversity and Inclusion Policy is available at www.aboutsantander.co.uk.
Annual review of director interests, fees and conflicts of interest
In 2020, the Committee continued to review time commitment and Directors’ interests and to ensure any conflicts are managed appropriately and in compliance with CRD IV and ring-fencing requirements. The Company’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts. The Board confirms that such powers have operated effectively and that a formal system for Directors to declare their interests and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Company Secretary.
The CEO and I reviewed the level of fees paid to INEDs for Board and Board Committee chairmanship and membership, as well as certain roles including the SID, SRD and designated NED to represent the views of the workforce. In doing so, we considered whether NED fees were at an appropriate level, having regard to factors including the associated time commitments for INEDs and benchmarking against peers. In light of this, increases to the SID fee, and the introduction of a fee for the role of SRD and designated NED to represent the views of the workforce were approved. Further details are set out in the Remuneration Implementation Report.
Priorities for 2021
Over the next year we will continue to work on talent and succession planning, in particular on executive and senior management succession, ensuring we have a strong pipeline for senior management positions, as well as focusing on NEDs’ continuing development. We will place particular focus on the integration and orderly transition of new Board and senior management members, ensuring that Board and senior management dynamics remain appropriate.
We will also undertake an external evaluation of the Board and Board Committees’ effectiveness.
Governance
Committee membership
On 28 April 2020, Bruce Carnegie-Brown replaced Ana Botin as the GNED on the Committee. Subsequently, on 30 September 2020, Scott Wheway ceased to be a member of the Committee, following his decision to step down from the Board.I joined the Committee on 1 October 2020 and became Chair of the Committee on 1 November 2020, following Shriti Vadera's departure, and Ed Giera became a member on 16 October 2020. I would like to thank Ana Botin, Shriti Vadera and Scott
Wheway for their service on behalf of the Committee and welcome Bruce Carnegie-Brown,and Ed Giera to the Committee..
I believe that the Committee retains an appropriate balance of skills and expertise to carry out its role effectively.
Details of other Board Committee chairmanship and membership changes are detailed in each of the respective Committee reports.
Effectiveness of the Committee
The Committee’s performance was assessed as part of the Board’s evaluation process in the year. Results were shared with the Committee Chair and then considered by the Committee. The review highlighted that the Committee continues to perform effectively, and the areas identified for enhancement have already been completed.
Board Effectiveness
In April 2020, an internal review of Board Effectiveness was facilitated by Lintstock, focused on the Board's performance in 2019 as well as capturing matters pertaining to 2020. Individual Directors’ assessments were also conducted. The review concluded that the Board and its Committees continue to perform effectively. The Committee reviewed with the Board the areas for greater focus identified by the effectiveness review and recommended actions (including 2020 related actions) which are now underway. Those areas included: executive and board succession planning, transformation, dynamics between Board and executive, financial crime and customer focus. With my arrival in November 2020, the SID will undertake his twice-yearly assessment of my performance in 2021.
Following a number of Board membership changes in the year as described earlier, the Committee determined that an external evaluation of the operation of the Board and Board Committees will be conducted at the end of 2021. Whilst this is later than the normal cycle, it is designed to allow new Board members to transition and for new Board processes to be established, giving more meaningful observations for the ongoing operational effectiveness of the Board.
Terms of Reference
The Terms of Reference are regularly reviewed by the Committee to make sure they continue to be appropriate. The Committee's Terms of Reference are available at www.aboutsantander.co.uk.
50    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report

The Committee supports the Board in ensuring that the business operates within agreed Risk Appetite while reviewing the capability to identify and manage new and emerging risks.

“
We counselled management on the need for a dynamic assessment of credit risk following industry or market responses to emerging risks, including Covid-19 and climate change.

Ed Giera Board Risk Committee Chair 2 March 2021
Committee membership and attendance
Read more on p73

Role and Responsibilities
Advise the Board on the enterprise wide risk profile, Risk Appetite and strategy.
–Review the enterprise wide risk profile through business updates from the First Line of Defence and regular reports and updates on each key risk type from the Second Line of Defence.
–Provide advice, oversight and challenge to embed and maintain a supportive risk culture.
–Review the Risk Framework and recommend it to the Board for approval.
–Review and approve the key risk type and risk activity frameworks identified in the Risk Framework.
–Review the capability to identify and manage new risks and risk types.
–Oversee and challenge the day-to-day risk management actions and oversight arrangements and adherence to risk frameworks and policies.
Overview of the year
2020 was an unprecedented year for the Committee mainly due to the risks facing our business from Covid-19. The Committee considered a wide range of current and emerging risks to our customers and our business including:
–Covid-19 impact on our people and operating model
–Operational risks, resilience of systems to fraud, and third party risks
–Capital and liquidity
–Conduct and Prudential risks
–Credit, both retail and commercial
–Santander Services including data integrity and security, cyber risks and risk infrastructure
–Initial development of climate change risk appetite
–Brexit.

We reviewed the top risks at each meeting and also received regular updates on key emerging risks, principally driven by the Covid-19 pandemic, such as stress testing in response to the economic recovery, rapid technology change, changing customer behaviour, climate change risk, LIBOR transition, market risk, pension risk and business risk reviews.
The Board Risk Committee maintains a holistic view of Enterprise-Wide risks and, to help achieve this, there is appropriate cross-membership between this Committee and both the Board Responsible Banking Committee and the Board Audit Committee.
Whilst the Board Responsible Banking Committee has oversight of financial crime risk, the Board Risk Committee retains ultimate oversight of risk appetite with respect to conduct, regulatory, reputational and financial crime risks.

Santander UK Group Holdings plc    51

Annual Report 2020 | Governance

Board Risk Committee Chair’s report continued

Summary of 2020 outcomes
The Committee addressed our key responsibilities relating to Risk Appetite and the Risk Framework, our oversight of capital and liquidity stress testing, and raised challenges relating to areas of focus and risk categories. Many of the risk categories had been significantly impacted by Covid-19. For more on our responsibilities relating to risk management and internal controls see the section 'Other areas of focus' that follows.
Significant areas of focus

Area of focus	Action taken by the Board Risk Committee	Outcome
Risk Appetite
–Considered a number of changes proposed to the Board’s Risk Appetite Statement as part of the Annual Risk Appetite Review.
–Challenged management on the risk appetite for Crown Dependencies, specifically concentrations for buy-to-let and interest only, were appropriate and proportionate for the size of the geography.
–Reviewed management progress on the development of climate change risk appetite.
–Discussed the economic downturn and the impact on risk limits.
–Challenged management on the controls in place to identify and mitigate concentration risk in deposit gathering units by geography and business line.
–Monitored management progress on addressing financial crime risk exposure relative to risk appetite.
–Requested the development of a set of measures to improve the Committee's oversight and monitoring of and the concentration of deliverables to support prioritisation and input to change risk.

–Following challenge, recommended management’s proposed changes to Risk Appetite to the Board for approval.
–Noted and were satisfied with the proposal to reduce the risk appetite limit for annual operational risk losses.
–Continued to assess management’s progress relative to Risk Appetite in the context of the Financial Crime Transformation Programme and Controls Acceleration Programme to enhance the Financial Crime control framework.
For more, see ‘Risk Appetite’ in the ‘Risk
governance’ section of the Risk review.

Risk Framework
–Reviewed and adopted management changes to the Risk Framework to include the broadening of the scope of climate change risk and the inclusion of the Ring-Fenced Bank Risk Officer role.
–Received an update on the annual certification process and assessed the extent to which the Risk Framework had been effectively implemented and embedded across the business.
–Received management’s proposal for changes to the suite of Risk Type and Risk Activity Frameworks and their delineation between Santander UK Group Holdings plc and Santander UK plc.
–Received management’s proposal to amalgamate the Banking Market and Market Risk Frameworks into a single framework, the Structural and Market Risk Type Framework.

–Noted the enhanced responsibilities to be included in the Chief Financial Officer. role profile, and discussed the measures intended to increase capital efficiency and recycling.
–Received the Risk function’s confirmation that the Risk Framework had embedded the ring-fencing changes.
–Noted there was transparency and ownership of areas for improved compliance.
–Recommended the proposed changes to the Board for approval.
For more, see ‘Risk Framework’ in the
‘Risk governance’ section of the Risk review.

Stress testing
–Monitored the 2020 Bank of England Concurrent Stress Test exercise and received updates throughout the process.
–Noted the development plans in place to improve existing and to develop new models.
–Noted that risks associated with Santander UK’s suite of stress testing models had generally improved across the last year.

–Recommended the governance, process, controls and stress test results to the Board for approval and onward submission to the PRA.
–Committee members were provided with greater insight to adaptations to model plans, particularly for Internal Ratings Based and IFRS 9 and response to Covid-19.
–Supported management in determining the approach to climate change risk stress testing.
For more, see ‘Stress testing’ in the ‘Risk governance’ section of the Risk review.

52    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Area of focus	Action taken by the Board Risk Committee	Outcome
Santander Services (Technology & Operations)
–Challenged management to decide on how best to report on enhancements needed to improve connectivity between Santander Services and business units, specifically in relation to skills and resourcing needs.
–Requested that reporting enables the Committee to have appropriate oversight on cultural change.
–Received update on actions being taken by management to enhance the approach to, and capability of, Third Party Risk Management including the establishment of a centre of excellence and exploring opportunities to consolidate and streamline the certification of external suppliers, particularly those that provide services across the business.
–Continued discussions with management on Data Management risk and the progress being made to identify and manage key risks such as data quality and data lineage.
– Received updates on cyber risk and the strategy and risk management relating to cloud usage.
–Continued discussions with management about the execution risks, and benefits, associated with a migration away from existing technology and risk infrastructure. Emphasised the need for Board-level involvement as well as alignment with Banco Santander group in the associated debate and decisions impacting data management and key systems architecture.
–Received substantive updates on Bank-wide Risk Infrastructure Management and the ongoing monitoring of IT obsolescence and data.
–Assessed the impact of Covid-19 on key Bank-wide Risk Infrastructure Management projects.
–Received updates on third party supplier risks and supported management’s efforts to ensure successful embedding and awareness of third party risk management across the workforce.
–Received regular updates from the Chief Operating Officer.

–Noted the progress made by management to improve risk management capability within Santander Services and the improved clarity of management’s reporting to the Committee more generally.
–Noted the three-year Cyber Transformation Programme and associated investment had contributed to enhancing Cyber security, including augmenting fraud detection capability across the business.
–Supported the implementation of a data governance model.
–Took comfort from the process by management to distribute ownership and accountability for data integrity and observed that data structure and legacy systems architecture were key areas of focus to improve data quality.
–Noted the progress on the Cyber investment plan and the Bank-wide Risk Infrastructure Management programme and the overall execution risk status.

Brexit
–Received regular updates on management’s contingency plans.
–Continued to monitor the risks and potential impact to Santander UK of alternative scenarios following the transition period.
–Noted management actions to enhance infrastructure, improve data and respond dynamically to reflect local regulations in overseas jurisdictions.
–Reviewed and supported the decision on retaining passive servicing of EEA customer accounts.
–Requested management to consider how business customers would be supported with the changes to supplier payments.
–Considered the risk of greater regulatory misalignment between the UK and the EU both in the near-term and in the longer-term.
–Emphasised the need for coordination with Banco Santander on any actions taken impacting customers and our employees working in the UK as EU nationals, in particular.

–We continue to monitor political developments, and to review and challenge management’s contingency plans and post transition control framework for Brexit.
For more, see the ‘Operational risk’ section of the Risk review.

Ring-fencing
–Received frequent updates on the ring-fencing programme both as part of the Enterprise Wide Risk Management Reports and separately. These updates focused on the programme’s top risks and mitigating actions, including operational, legal, execution and regulatory risks related to completion of the programme.
–Received the annual Ring-Fenced Body Permitted Exceptions and Arm’s Length policies and associated reports from Internal Audit. We noted the governance and waterfall of attestation processes and management’s increasing awareness of ring-fencing related compliance obligations.

–In the course of monitoring progress on the execution of the ring-fencing programme, we agreed to the appointment of a Ring-Fenced Bank Risk Officer role, subject to regulatory approval.
–Recommended the Ring-Fenced Body Permitted Exceptions Policy and the Arm’s Length Policy to the Board for approval.

Santander UK Group Holdings plc    53

Annual Report 2020 | Governance

Board Risk Committee Chair’s report continued

Oversight and advice to the Board on Santander UK’s current risk exposure and future risk strategy
In 2020, we reviewed Santander UK’s exposure to the risks outlined below and analysed emerging themes, including regulatory, macroeconomic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Action taken by the Board Risk Committee	Outcome
Credit risk
–Received regular credit risk updates across Retail Banking, Corporate & Commercial Banking and Corporate Investment Banking businesses.
–Examined the impact of Covid-19 on the credit and collateral quality of affected customers, including sector deep dives of our businesses.
–Received updates on the retail mortgage book, including interest-only and buy-to-let mortgages.
–Monitored concentration risks, reviewed growth strategies and challenged management in relation to the Consumer Finance business.
–Discussed how the Covid-19 crisis was expected to accelerate structural shifts in certain industry sectors and the potential impact from a credit risk perspective, in particular the Retail and Real Estate sectors.
–Reviewed the impact of Payment Holidays on credit risk and the suppression of collection activities on non-performing loan stock.
–Considered the process and support for customers on Payment Holidays.
–In relation to the construction and associated support sectors, we noted the progress made by management to implement risk management, including control enhancements, adjustments to limits and exposures, corporate credit monitoring and approval processes, and operational procedures for delivering supply chain financing and receivables purchase products.

–Counselled management on the need for a dynamic assessment of credit risks following Covid-19 and industry or market responses to emerging risks, including climate change.
For more, see the ‘Credit risk’ section of the Risk review.

Strategic risk
–Considered strategic risk as part of risk reports on M&A opportunities, Data, Change and Operational Risk.
–Discussed the value to the Company of being part of Santander Group.
–Discussed the Company’s agility to be able to adapt quickly to changes in the market, including the acceleration of digital technologies.
–Encouraged Management to continuously re-evaluate the strategy in order to be responsive to the changing competitive environment. For more, see the ‘Strategic risk’ section of the Risk review.
Pension risk
–Received regular updates on pension risk.
–Discussed the volatility in both the funding position and the IAS 19 accounting position.
–Noted that market uncertainty had increased volatility of credit spreads, however, the asset de-risking and hedging programme completed by management had mitigated the impacts on pension risk metrics.

–Supported the enhancements of the governance arrangements with the trustees.
–Encouraged management to continue working with the Trustees on a framework that would enable timely and efficient execution of asset allocation and risk management decisions.
For more, see the ‘Pension risk’ section of the Risk review.

Liquidity risk
–Reviewed the Internal Liquidity Adequacy Assessment Process (ILAAP) and noted material enhancements to the previous process made by management.
–Questioned management about material liquidity stress test assumptions, and the flexibility and timeliness of our liquidity reporting.
–Received half yearly updates on asset and liability management activities and confirmed the liquid asset buffer portfolio remained within risk appetite, and appropriately hedged against duration risks and LIBOR decommissioning risks, respectively.
–Agreed to recommend the 2020 ILAAP to the Board for approval following review and challenge. For more, see the ‘Liquidity risk’ section of the Risk review.
54    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk	Action taken by the Board Risk Committee	Outcome
Capital risk
–Considered, from a capital risk perspective, dividends payable on the ordinary dividends proposed to be paid by Santander UK Group Holdings plc and Santander UK plc for the year-end.
–Reviewed and approved the changes proposed to the Surplus Capital Allocation Framework which allowed for the identification of surplus capital.
–Reviewed the Internal Capital Adequacy Assessment Process (ICAAP) and noted material enhancements to the previous process made by management.
–Received updates on a new internal rating based (IRB) regulatory capital model for the mortgage book.

–Recommended the payment of dividends to the Board for approval, subject to final determinations on capital distributions by the regulator.
– Comments and challenges received from Committee members were considered by management and incorporated into the final draft ICAAP.
–Agreed to recommend the ICAAP to the Board for approval following review and challenge.
For more, see the ‘Capital risk’ section
of the Risk review.

Operational risk
–Noted the emerging risk associated with Covid-19 and considered the actions being taken by management with respect to business continuity, credit sanction policy, supply chain as well as sector and single name exposures.
–Discussed the operational risk & resilience challenge to the business, particularly those relating to our working from home model.
–Received Operational Risk updates within Enterprise-wide Risk Management as well as Operational Resiliency, Data Centre Resilience and Change Risk.
–Received regular updates on management’s strategies for mitigating cyber risk and third party risk.
–Reviewed steps being taken to manage the additional operational risks caused by the Covid-19 pandemic.
–Discussed the current residual risks for the extended Working From Home operating model adopted as a result of Covid-19 pandemic.
–Reviewed the increase in operational risk incidents and the impacts on our own customers, as well as any lessons that could be learned.
–Noted the enhancements to programme management disciplines around change and considered third party risk and dependence on key suppliers.
–Highlighted the elevated risk presented by the confluence of regulatory change requirements, change risk more generally and organisational capacity and capability programme.
–Considered and noted good progress on the LIBOR transition.

–Monitored the impacts on operational risk and key controls associated with management’s execution of the high volume of significant transformation and remediation programmes.
–Acknowledged management had enhanced operational resilience and implemented effective crisis management protocols.
–Assessed and challenged the progress being made by management in the management of operational risk incidents.
–Considered an update on the regular monitoring of capital adequacy models.
–Received an update on the regulatory review of key mortgage and corporate IRB models.
–Considered the implications of differing regulatory perspectives on through-the-cycle capital requirements of the Bank of England and the ECB, respectively.

For more, see the ‘Managing LIBOR transition’ case study in the ‘Market risk’ section of the Risk review.

Model risk
–Considered an update on the regular monitoring of capital adequacy models.
–Received an update on the regulatory review of key mortgage and corporate IRB models.
–Considered the implications of differing regulatory perspectives on through-the-cycle capital requirements of the Bank of England and the ECB, respectively.
–Reviewed management's short, medium, and long term approaches to model data time series and model recalibration in the wake of Covid-19 impacts.

–The Committee will continue to monitor progress in respect of regulatory initiatives for IRB models, and request evidence of appropriate model types, assumptions, data integrity, and calibration.
For more, see the ‘Model risk’ section
of the Risk review.

Santander UK Group Holdings plc    55

Annual Report 2020 | Governance

Board Risk Committee Chair’s report continued

Other areas of focus
Effectiveness of risk management system and internal controls
The Committee considered, as part of the Operational Risk Profile & Analysis update, the results of the 2019 year end Risk and Control Self Assessment (RCSA). This highlighted the risk and exposure issues reported through the RCSA processes.
Based on our assessments of the risk and exposure issues reported, we considered the continued increase in critical and high risks, however, we were satisfied that overall critical and high risks were well managed via risk mitigation and reassessment processes, respectively. The remaining high risks related mainly to third party provider IT disruption and making sure third party providers are contracted to meet ring-fencing requirements.
Whilst the self-assessment acknowledged a number of control weaknesses, in particular for Financial Crime, we were satisfied that appropriate actions were planned and being progressed by management to address these. Management had undertaken significant work through the Financial Crime Transformation Programme (the FCTP) and the establishment of a Controls Acceleration Programme (CAP) to enhance the financial crime control network. To mitigate risk, steps were being taken to assess the impact of integrating CAP changes into business as usual activity.
The volume of change expected to be implemented in such a concentrated period of time presented a meaningful challenge for the Financial Crime function, however, and this necessitated a review of the resources needed. We continue to monitor the exposure, including with respect to overall risk appetite.
The Committee received reports on management’s strategic plan for investment prioritisation. The Committee continues to review management’s reports on the execution of the overall bank-wide risk infrastructure investment programme and the effectiveness of controls and improvements driven by the programme over the investment period.

Change Programme
The Committee maintained its oversight of the changing scale, scope and critical nature of the various change initiatives undertaken by Santander UK to meet regulatory and other requirements that continued to pose significant risk in 2020. The impact of Covid-19 had necessitated some reprioritisation of change initiatives, in agreement with regulators, to ensure continuity of service support to customers.
Reports from the Chief Operating Officer’s and Operational Risk identified similar themes with respect to root cause issues underpinning the execution of change programmes.
The Committee sought assurance around the aggregate risk of, as well as the capacity for delivering, the change programme.
The Committee had expressed concern at management’s capacity to effectively resource and execute the number of strategic transformation programmes in progress concurrently with the execution of regulatory change requirements including Covid-19 Government initiatives.
The Committee noted the plans to improve management information to execute the implementation of complex and often time critical and interdependent deliverables.
Priorities for 2021
In 2021, we will monitor the ongoing impact of Covid-19 on the credit risk profile, capital and liquidity adequacy and conduct risk, with respect to the Government sponsored recovery loan programs.
Data, cyber, third party, operational resilience and other IT-related operational risks will continue to be a priority, including the adoption of cloud services.
We expect to review continuing developments related to Brexit and the changes to the UK’s political, economic, and regulatory relationships with the EU.
We will also review and consider Santander UK’s risk framework and risk appetite for financial crime and climate-related financial and strategy risks.

Governance
Committee membership
There were no changes to the membership of the Committee in the year. The Committee welcomed the appointment of a new Chief Risk Officer.

The Terms of Reference require the majority of the members to be Independent Non-Executive Directors. This criterion was met throughout the year.
Effectiveness of the Committee
I believe that the Committee has an appropriate mix of skills to enable it to operate effectively and to offer appropriate challenge and support to management.
In December 2020, we reviewed the Committee’s responsibilities as set out in the Terms of Reference and confirmed that including the impacts from Covid-19, the Committee had discharged its responsibilities in full in 2020.
The Committee's performance was assessed as part of the Board's evaluation process during the year. The results were considered by the Committee, with some actions agreed as a mechanism for continuous improvement and to keep areas for development in focus.
We continued to receive regular reports on enterprise wide risk and to call risk owners to our meetings to account for their progress. We have benefited from the perspectives of each of the three lines of defence to gain assurance and confirm progress in respect of material initiatives intended to mitigate key risk exposures.
These actions are examples of how we have looked to inform our debate and decision making in the year and contribute to our effectiveness as a Committee
Terms of Reference
The Terms of Reference are regularly reviewed by the Committee to ensure they continue to be appropriate. The Committee’s Terms of Reference are available at www.aboutsantander.co.uk.
56    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report

Our responsibilities include oversight of the integrity of financial reporting and controls, the effectiveness of our internal audit function, the relationship with the external auditors and the adequacy of our whistleblowing arrangements

“
In 2020, the principal challenge for the Committee comprised the assessment of the appropriateness of significant management judgements, disclosures and financial reporting arising from Covid-19, within an environment that has seen an unprecedented shift to remote working and the associated incremental risks this entails.

Chris Jones Board Audit Committee Chair 2 March 2021
Committee membership and attendance
Read more on p73

Role and responsibility
The Committee provides oversight of the:
–integrity of the financial statements of the Company and any formal announcements relating to its financial performance, including significant financial reporting judgements.
–effectiveness of internal financial controls.
–relationship with the external auditors including their independence and objectivity, audit scope and effectiveness of the audit process in respect of the statutory audit of the annual financial statements.
–effectiveness of the internal audit function.
–whistleblowing arrangements.
In exercising this responsibility, the Committee recognises that certain matters with respect to Santander UK plc and its subsidiaries are reserved exclusively to the decision-making authority of the Santander UK plc Board of Directors and its committees.
Overview of the year
In 2020, the main activities of the Committee included:
Financial reporting:
–Assessing the appropriateness of key management judgements and estimates and related reporting each quarter.
–Monitoring our Expected Credit Loss provisioning under IFRS 9, particularly as a result of the impact of Covid-19 and Brexit on the macroeconomic scenarios and their weightings; reviewing the staging of impaired loans; assessing the impact of payment holidays, including related PRA guidance; considering any post model adjustments, particularly those designed to adjust model results in response to the unusual economic environment due to Covid-19; focusing on disclosure enhancements and reviewing plans for further tactical and strategic IFRS 9 model development.
–Monitoring the provisions for and disclosure of PPI-related matters considering a number of factors, including the run-off of claims post the
PPI deadline expiry and the potential for future Plevin/RND legal claims.
–Considering our conduct risk exposures, including any associated provisioning and contingent liability disclosures, and challenging management's estimates.
–Reviewing the actuarial assumptions of the pension scheme accounting valuation, with particular focus on discount rates impacted by stressed markets and the risk of impairment to private equity, real estate and infrastructure assets.
–Considering the assessment of goodwill due to reduced profitability in the Covid-19 impacted economic environment.

Other key areas:
–Providing oversight on the adequacy and effectiveness of internal controls over financial reporting including: overseeing the enhancement of the SOx independent testing framework; reviewing the adequacy of data lineage; and assessing potential risks arising from the Covid-19 related remote working of staff.
–Overseeing the performance of the Internal Audit function, including their consideration of the potentially enhanced risks arising from remote working as well as overseeing the succession of the incumbent Chief Internal Auditor.
–Continuing oversight of interaction with our External Auditors including rotation of the partner team, selection of a new lead engagement partner for 2021, their increasing use of IT and monitoring their ability to audit remotely.
–Overseeing Santander UK's whistleblowing arrangements including the effectiveness of a largely new team.
–Reviewing management's progress in implementing the incoming Resolvability Assessment Framework.
–Reviewing the UK taxation strategy.
We also addressed other responsibilities delegated to the Committee by the Board.
Santander UK Group Holdings plc    57

Annual Report 2020 | Governance

Board Audit Committee Chair’s report continued

Summary of 2020 outcomes
Significant financial reporting issues and judgements
The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. In 2020, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome
Credit provisions
Determining the appropriateness of credit provisions is highly judgemental requiring management to make a number of assumptions. This has been impacted further during the year as a result of the Covid-19 pandemic.

Covid-19 impact
–Noted that applying management judgements on IFRS 9 ECL provisioning was highly difficult given the unusual and unique circumstances as a consequence of Covid-19.
–Noted the importance of being as alert to over provisioning as to under provisioning.
–Reviewed the fully updated macroeconomic scenarios and weights on a quarterly basis which captured a wide range of potential outcomes for the UK economy since the outbreak of Covid-19.
–Noted that there was model risk around the underlying economic modelling in respect of the IFRS 9 ECL provisioning models in the context of the very significant required judgements.
–Considered management's compliance with both regulatory guidance in relation to the treatment of payment holidays and accounting guidance published during 2020.

–Agreed additional disclosures to provide clarity on management judgements.
–Satisfied ourselves that the robustness of the process used to arrive at the management judgements as well as with the management judgements themselves.
–Endorsed the quarterly updates to the macroeconomic scenarios and weights.
–Agreed to continue monitoring the IFRS 9 ECL models for the reasonableness of the outputs in future periods.
–Agreed management’s approach on applying additional Post Model Adjustments (PMAs) to supplement the IFRS 9 ECL models due to Covid-19.
See the ‘Credit risk’ section in the Risk review.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.

Retail credit provisions
–Reviewed detailed reports from management throughout the year analysing the proposed provisions by key product.
–Considered management’s proposals to apply a PMA to the mortgage model to transfer a proportion of Stage 1 loans into Stage 2 where our discussions with retail customers on a Covid-19 payment holiday established they may be in longer-term financial difficulties.
–Considered management’s proposals to apply a PMA to mitigate the risk of the mortgage model underestimating ECL.

–Agreed with management’s judgement on the level of retail credit provisions, concluding that provisions remain robust and assumptions were appropriate.
–Agreed with management’s proposals to apply PMAs to the mortgage model.
–We will continue to monitor retail credit provisions.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See Note 13 to the Consolidated Financial Statements.

Corporate credit provisions
–Reviewed detailed reports from management throughout the year to satisfy ourselves that any Significant Increase in Credit Risk triggers had been correctly identified.
–Considered management’s proposals to apply a PMA to transfer loans for some corporate and SME sectors and clients who have been severely impacted because of Covid-19 from Stage 1 into Stage 2 or from Stage 2 into Stage 3.
–Considered management’s proposals to apply a PMA to mitigate against the risk of a single name exposure with an ECL requirement of greater than £10m defaulting, which has not been covered by the existing model estimate or the corporate and SME PMA above.

–Agreed with management’s judgement on the level of corporate credit provisions, concluding that provisions remain robust and assumptions were appropriate.
–Agreed with management’s proposals to apply PMAs to the corporate model.
–Acknowledged management’s approach of performing a significant amount of internal sector and counterparty assessments on the corporate portfolio.
–We will continue to monitor corporate credit provisions.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See Note 13 to the Consolidated Financial Statements.

58    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome
Conduct and regulatory provisions
The provision for conduct and regulatory remediation activities continued to be highly judgemental and requires significant assumptions including Plevin in scope rates.

–Continued to scrutinise the level and adequacy of conduct provisions and challenged the reasonableness of management’s assumptions throughout the year.
In respect of non-PPI matters, the Committee:
–Reviewed management’s judgements and estimates in respect of the level of provision.
–Considered disclosures on the Cologne CPO and German FTO ongoing investigation into our historical involvement in German dividend arbitrage trades.
–Considered potential risks arising from anti-money laundering and financial crime systems and controls and our regulator's focus on this area and concurred with management's proposed disclosures.
In respect of PPI, mainly Plevin, the Committee:
–Monitored the discussion and progress made with a third party over the liability under an indemnity.
–Reviewed management’s judgements and estimates in respect of the level of provision for potential future Plevin/RND legal claims.

–Agreed with management’s judgement on the level of conduct provisions and disclosures, including PPI, mainly Plevin, and other products.
–Endorsed management's recommendation that no additional charges should be made for PPI BAU matters in 2020.
–Endorsed the proposed year-end disclosures relating to German dividend arbitrage trades and anti-money laundering and financial crime systems and controls matters.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See Note 29 to the Consolidated Financial Statements.

Pension obligations Significant judgement is required on the key assumptions underlying defined benefit pension obligation calculations. Outcomes remain inherently uncertain.
–Reviewed detailed reports throughout the year on key assumptions underlying the defined benefit pension obligation calculations. We recognised that, although some assumptions are based on observable data, others continue to require significant judgement.
–Noted actuaries continue to review our best estimate of pension liabilities under IAS 19.
–Reviewed the approach and outcome of illiquid assets valuation.
–Reviewed the proposed update to the long-term improvement mortality assumption to reflect the Continuous Mortality Investigation (CMI) 2019 projections model.
–Reviewed the change proposed to the Consumer Price Index (CPI) inflation assumption.
–Reviewed the regulatory capital impact of the change.
–Monitored the continued appropriateness of the methodology and reviewed the inflation, discount and mortality rates applied at the year-end.

–Agreed with management’s conclusion on illiquid assets revaluation.
–Agreed with management’s approach to the assumptions applied, including changes made on long-term improvement mortality assumption and CPI inflation assumption in 2020.
–Endorsed the proposed quantitative and qualitative year-end disclosures in respect of pension obligations.

See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See ‘Pension risk management’ in the Risk Review.
See Note 30 to the Consolidated Financial Statements.

Other areas
–Reviewed the outcome of the management’s going concern assessment in light of Covid-19.
–Reviewed the outcome of management’s assessment of any potential impairment of goodwill and investment in subsidiaries, and noted the decrease in 'headroom' arising from reduced expected future profitability in the current Covid-19 impacted economic environment.
–Received regular reports on any material litigation cases and their progress, as part of our consideration of provisions and contingent liabilities and monitored the appropriateness and transparency of disclosures.

–Agreed with management that the going concern basis of accounting remained appropriate at 31 December 2020.
–Agreed with management no impairment to either goodwill or the carrying value of investment in subsidiaries should be recognised in 2020 and also considered the required increased sophistication of the assessment process and disclosures as a result of the lower headroom.
–Endorsed management’s recommended accounting and disclosure in relation to litigation.

See Notes 29 and 31 to the Consolidated Financial Statements.

Santander UK Group Holdings plc    59

Annual Report 2020 | Governance

Board Audit Committee Chair’s report continued

The Committee’s focus continues to be on areas of significant judgement which pose the greatest risk of a material financial statement misstatement.
In addition to the areas set out in the preceding table, the Committee also considers other higher risk items. For 2020, these included the identification and assessment of risks of material misstatement due to fraud or error and the controls over calculation of risk-weighted assets. The Committee commissioned an external review of regulatory reporting, including consideration of the main controls over the completeness and accuracy of the main COREP returns and the appropriateness of key interpretations and judgements, with a focus on capital and risk-weighted assets. The Committee also reviewed the processes and governance in respect of the preparation of additional capital and risk management disclosures. The Committee monitored the increased risk arising from widespread and sustained remote working of staff due to Covid-19. We also received regular reports on any material litigation cases and their progress, as part of our consideration of provisions and contingent liabilities.
External Auditor
We continued to develop and oversee the interaction with PwC following their appointment in 2016. The independence of PwC was considered and monitored throughout the year. The Committee satisfied itself that PwC had met the independence requirements.
Jon Holloway will complete his fifth year as lead audit engagement partner and will rotate off the PwC audit engagement team in March 2021. Accordingly, during 2020, the Committee oversaw the process to select his replacement, Laura Needham. As part of our broader oversight of the PwC partner team, the Committee also considered the rotation of Hamish Anderson, a Key Audit Partner, during 2020 after four years and his replacement by Heather Varley.
Oversight of the relationship with our External Auditors
As part of our review of our relationship with PwC, our activities included:
–Consideration of their work and opinion relating to management judgements.
–Discussion of the impact of Covid-19 and remote working on their audit work and interaction with management.
–Consideration of the summary of misstatements not corrected by management. The Committee was satisfied that they were not quantitatively or qualitatively material, either individually or in the aggregate at each quarter.
–Discussion on the level of disclosure in the Annual Report and Half Yearly Financial Report to satisfy ourselves that it is appropriate.
–Discussion of developments in financial reporting including changes to statute, accounting standards and best practice.
–Review of PwC’s reports on findings and recommendations on internal control and financial reporting matters identified during their audit and their view of management’s progress in resolving them.
–Received a briefing on PwC's increasing use of technology in their audit work.
–Interactions, including meetings in private session during each Committee meeting, and at other times throughout the year.
–Noted the latest results of the FRC’s quality inspection, and enquired into the results of any internal and external audit quality reviews of Santander UK.
–Considered Santander UK specific independence issues, as well as the PwC firmwide transparency report.
–Considered the FRC’s Audit Quality Inspection Report published in July 2020 and audit quality indicators as part of our annual assessment of PwC’s performance.
Based on the above inputs, which were captured in a formalised assessment, the Committee satisfied itself as to the rigour and quality of PwC’s audit process.
Non-audit fees
We have a robust policy on non-audit services provided by our External Auditors, which was updated in 2020 in the context of the Revised Ethical Standard issued by the FRC in December 2019.
Non-audit services were under continuous review throughout 2020 to determine that they were permitted by reference to their nature, assessing potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees.
All assignments require advance approval, either by the Chair (or in his absence his alternate), under delegated authority for amounts under £250,000 plus VAT or, if larger, by the full Committee. This process is in addition to the requirement for all non-audit fees to be approved by the Banco Santander Audit Committee.
The fees for non-audit work performed by PwC in the year, which are disclosed in Note 7 to the Consolidated Financial Statements, mainly comprised audit-related assurance services relating to the support of various debt issuance programmes. We ensured that these met the external and internal tests for maintaining their independence, including evidence of their professional scepticism. During 2020, Santander UK paid a fee of £1.4m to PwC in relation to incremental work undertaken in support of their audit of Banco Santander SA.
In 2020, PwC’s non-audit related fees were 34% of their total audit fees, well within the internal cap of 70% approved by the Committee.
Fees for non-audit work performed by PwC in the year, other than those in relation to audit-related assurance services, were 4.3% of the average of the fees approved for Deloitte, EY and KPMG.
Internal controls
The Board Risk Committee has overall responsibility for the effectiveness of the internal control systems. However, due to the nature of internal control matters, there is a degree of overlap in responsibilities with those of this Committee, particularly regarding financial reporting controls.
Section 404 of the Sarbanes-Oxley Act requires management to report on the design and effectiveness of its internal controls over financial reporting (ICFR) framework. During 2020, the framework was further enhanced.
We considered the financial control environment in the year. Finance and our External and Internal Auditors provided regular reports to the Committee on ICFR, including key systems, and provided feedback on remediation and overall improvements required to ensure that the relevant controls were appropriately designed and operating effectively. Management also provided presentations to the Committee concerning their actions in response to External and Internal Audit recommendations. This included access management, end user computing, controls over IFRS 9 and the Client Assets control environment.
Disclosure in the Annual Report
We received reports from the Disclosure Committee in respect of each quarterly financial report, a senior executive committee chaired by the CFO. Its remit is to advise the Committee on the completeness and accuracy of disclosures in Santander UK’s external reporting. This, together with other reports received in the year, and a review of best practice and the approach of our peers, enabled us to conclude that we were satisfied with the disclosures in this Annual Report.
60    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Management also engaged the Board and Committee early on concerning the approach to the report which enabled us to provide input into the overall tone and messaging in a timely manner.
Fair, balanced and understandable
The Disclosure Committee also reports on whether the Annual Report is fair, balanced, and understandable and whether it provides the information necessary for readers to assess Santander UK’s position and performance, business model and strategy. In this context, the Disclosure Committee considered and advised us whether:
–Key messages remained consistent throughout the document, relating both to financial performance and progress against strategic priorities.
–All key judgements, significant risks and issues are reported and explained clearly and adequately.
–There is a clear framework to the document with good signposting and a complete picture of performance and events.
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
Following our assessment we concluded that the 2020 Annual Report is fair, balanced and understandable.
Financial Reporting Council (FRC) Annual Review of Corporate Reporting 2020/21
In November 2020, the FRC issued a report which sets out its perspective on key developments for 2020/21 annual reports. As part of our oversight of this area, we received and reviewed a report from management on its work in respect of the areas of interest to the FRC. We are satisfied that management addressed the areas identified by the FRC in the preparation of this Annual Report to the extent appropriate to our ownership structure, including the impact of Covid-19 and Brexit on the operation of the Company.
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
We reviewed the APMs and are satisfied that they continue to provide useful information to investors, and that management has clearly identified the APMs presented in this Annual Report and, where such APMs are adjusted, reconciled them to the nearest comparable IFRS measures. In addition, we challenged the number of adjustments made, and noted that management reduced them.
Going Concern
We satisfied ourselves that it is appropriate to use the going concern basis of accounting in preparing the financial statements, supported by a detailed analysis provided to the Committee by senior finance management.
As part of the assessment, we considered whether there are sufficient financial resources, including liquidity and capital, available to continue the operations of Santander UK. We considered Santander UK’s resilience in the face of potential stress and prominent events including Covid-19. In making our assessment, we considered all information of which we were aware about the future, which was at least, but not limited to, 12 months from the date that the balance sheet was signed.
Internal Audit
The Internal Audit plan, based on a comprehensive risk assessment, was presented in draft and then final form for challenge and approval by the Committee. The plan has been updated at regular intervals throughout the year in response to changes in the business and the regulatory environment and at the request of the Committee.
All unsatisfactorily rated audit reports issued were subject to additional scrutiny by the Committee with the relevant business areas being required to present their action plans to the Committee. Some audit reports rated needs improvement or satisfactory were also considered by the Committee on a sample basis.
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
We noted a strong engagement between Internal Audit and the business in 2020. The Committee was also pleased to note that in January 2020, Internal Audit was the winner of the Chartered Institute of Internal Auditors Audit & Risk Awards 2019 in the category of 'Outstanding Team - Financial Services Sector'.
Santander UK Group Holdings plc    61

Annual Report 2020 | Governance

Board Audit Committee Chair’s report continued

The Committee monitored the impact of Covid-19 and the widespread remote working of staff including Internal Audit staff on execution of the Internal Audit plan.
We also oversaw the objective setting and performance evaluation of the Chief Internal Auditor. The Chief Internal Auditor, having completed his term of assignment, is due to return to Banco Santander in early 2021. The Committee oversaw the selection process for a new Chief Internal Auditor and satisfied itself as to his qualifications, experience and suitability for the role.
Internal Audit External Quality Assessment
In early 2020, the Committee reviewed the implementation of the remaining improvement opportunities identified in the External Quality Assessment of the Internal Audit function that was conducted in 2018. This review is conducted every five years and evaluates the Internal Audit function in respect of its conformance with the standards of the Chartered Institute of Internal Auditors (CIIA), as well as its performance and effectiveness in comparison to industry peers and good practice. The outcome of the review had been favourable with the function being compliant with the CIIA’s Guidance on Effective Internal Audit in Financial Services – Second Edition and also benchmarked well against peers.
Whistleblowing
Santander UK recognises the importance of a culture where colleagues feel able to speak up. In 2020, management continued to embed within Santander UK the whistleblowing framework and arrangements under our oversight. This included recruiting a number of staff resulting in a largely new whistleblowing team.
We further consolidated operating procedures and delivered targeted training to managers within the Retail Division notwithstanding that further training was impacted by Covid-19. Nevertheless, there has been significant senior management engagement as well as staff whistleblowing communications.
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
In 2020, Internal Audit performed an audit of the key controls in the Whistleblowing function and rated them as satisfactory.
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
Other areas of 2020 focus
In 2019, the Bank of England published its Resolvability Assessment Framework (RAF). This sets out how the Bank of England assesses UK financial firms' resolvability and introduces a public disclosure regime. The Bank of England expects UK firms to be resolvable by 1 January 2022 and firms must submit a self-assessment of their resolvability to the Prudential Regulation Authority on a two-yearly cycle from October 2021.
During 2020, the Committee oversaw management's progress in strengthening resolution capabilities, including with respect to valuations in resolution, and in meeting the requirements of the RAF. As in previous years the Committee also oversaw the development and updating of the recovery plan.
Priorities for 2021
Areas of focus for the Committee for 2021 will include:
–Monitoring the ongoing impact of Covid-19 on the macroeconomic scenarios and their weights which flow through to the management judgements and estimates supporting the IFRS 9 ECL provisioning.
–Reviewing our enhanced disclosures in response to recommendations of the PRA's Taskforce on Disclosure about ECL.
–Overseeing Management's proposed development of the IFRS 9 model.
–Monitoring the financial impact and disclosure consequences of historical conduct and litigation related issues including Plevin/RND.
–Monitoring the adequacy and effectiveness of internal controls over financial reporting including those in relation to IFRS 9, effective interest rate and goodwill/impairment carrying values.
–Monitoring the potential impact of remote working by staff on financial reporting risk, the execution of the 2021 Internal Audit plan and external audit activities.
–Monitoring Management's progress implementing the Resolvability Assessment Framework.
–Monitoring the rotation of the PwC lead audit engagement partner.
–Monitoring the rotation of the Chief Internal Auditor.
Governance
Committee membership
At 31 December 2020, all members of the Committee were Independent Non-Executive Directors. The Committee also met the necessary requirements of independence throughout the year, in accordance with the requirements of Rule 10A-3 under the US Securities Exchange Act 1934.
Effectiveness of the Committee
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
Terms of Reference
The Terms of Reference are regularly reviewed by the Committee to make sure they continue to be appropriate. The Committee’s Terms of Reference are available at www.aboutsantander.co.uk..

62    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Responsible Banking Committee Chair’s report

The Committee supports the Board with oversight of financial crime, reputation, conduct, sustainability, culture, diversity and inclusion, customer outcomes and employee wellbeing

“
We continued to challenge management on delivering appropriate financial crime controls, managing regulatory change, and supporting employees and customers during the pandemic.
Ed Giera
Responsible Banking Committee Chair 2 March 2021
Committee membership and attendance Read more on p73

Role and responsibility
The purpose of the Committee is to strengthen focus on financial crime, culture, conduct, sustainability and customer outcomes. It monitors, challenges and supports actions taken by management to ensure that the business is run in a responsible way, in the interests of all of our stakeholders including customers, our people and communities in order to promote Santander UK’s long-term success.
The Committee supports the Board with shaping Santander UK’s culture, reputation and customer propositions through oversight of matters related to conduct, compliance, culture, diversity and inclusion, employee wellbeing, sustainability, climate change, reputation, brand and financial crime.
The oversight of financial crime includes anti-money laundering, sanctions, terrorist financing, anti-bribery and corruption and two key transformation programmes that are critical to controls and systems.
The Committee Chairs collaborate to prevent any gaps in coverage and to ensure that any areas of overlap are addressed in the appropriate forum. Committee Chairs are members of other Board Committees to ensure breadth of visibility and open channels of communication.
The Chair thanks and recognises the material contribution of Garrett Curran as RFB Committee Chair and of the RFB Committee's work during the year as it considers the majority of matters.
Overview of the year
In 2020, the impact of the pandemic was prevalent in Committee discussions, which ranged from changes to the way that colleagues worked in head office sites, branches and contact centres including provision of additional training and support; wellbeing considerations and support; homeworking support; consideration of feedback from employee surveys; and support for customers and businesses, including as a result of
Government support schemes and by use of digital enhancements.
Summary of 2020 outcomes
Customers and Customer Outcomes
A strong focus at Board level for much of 2020 was support for customers and colleagues during the pandemic. The Committee also focused on:
–Vulnerable customers
–Fair customer treatment and outcomes
–Fraud prevention and detection
–Open Banking implementation and
–Resourcing.
Reputational risk
The Committee ensured that adequate and effective control processes were in place to identify and manage reputational risks.
It received reports on existing and possible reputational, brand and franchise risks, including media and public policy issues and climate change. The reports also included key decisions or key risk events that give rise to reputational risk issues.
Financial crime
The Committee:
–Received regular updates on Financial Crime from business accountable executives and the Money Laundering Reporting Officer, including his annual report, and approved the proposed strategic recommendations
–Discussed the importance of culture in the context of Financial Crime
–Monitored and challenged management on the progress of Santander UK in improving its systems and controls to combat financial crime and meet regulatory expectations, including regular updates on controls acceleration and financial crime transformation; and
–Reviewed potential financial crime risks and any actions required in response, including in respect of international sanctions compliance.

Santander UK Group Holdings plc    63

Annual Report 2020 | Governance

Board Responsible Banking Committee Chair’s report continued

Conduct and Compliance
The Committee:
–Ensured that adequate and effective control processes and policies were in place to manage and measure Conduct and Compliance risk
–Considered key emerging Conduct and Compliance risk issues, lessons learned and anticipated risks via horizon scanning and investigations
–Received first and second line reporting against Conduct and Compliance risk metrics and reports on conduct-related regulatory interaction matters
–Considered the FCA Firm-Wide Evaluation and response plans
–Considered the Compliance Programme, including resourcing in the Compliance Monitoring Plan
–Considered any actions in response to regulatory developments, including individual and market developments, on conduct and compliance risk matters and
–Themes arising from customer complaints, whistleblowing, satisfaction metrics and FOS referrals.
People and Culture
During the pandemic, the Committee focused on the wellbeing of employees, due to the impact of necessary and ongoing home working. It also considered colleagues who were based in branches and the challenges inherent in each of the new circumstances that had been a response to the pandemic. In addition the Committee:
–Received updates on culture, considered thematic culture and conduct trends, including management-identified cultural drivers, changes in policy and working practices
–Monitored the culture strategy and management efforts to embed and maintain the desired culture throughout the business in line with the Company’s purpose, the simple, personal and fair values and the Santander behaviours

–Received updates on the approach to employee wellbeing, diversity and inclusion, including actions to increase black representation and progress against gender and minority ethnic inclusion targets.
–Reviewed key themes arising from employee surveys, employee focus groups led by management and the Santander UK plc Designated Director, and people metrics to evaluate the impact on conduct and culture, including the external Banking Standards Board Assessment and the internal Global Pulse Engagement Survey results and
–Received updates on the operation of the engagement with the workforce mechanisms undertaken by the Santander UK plc Designated Director. The themes raised during engagement sessions and employee focus groups fed into People and Culture Updates. For more, see the Stakeholder Voice in the Boardroom.
Brand and Sustainability
The Committee:
–Considered brand and marketing and provided challenge on the brand proposition, the weight of factors within NPS and sought greater insight into the impact from changes made to the 1I2I3 proposition and also on brand affinity
–Considered reputation and how reputational risk impacted its brand and market positioning
–Received two separate Workshops on Sustainability and Climate Change
–Monitored embedding of Sustainability into our business strategy, helping the bank deliver value to all stakeholders, protect its reputation and brand.
It also oversees alignment to international frameworks, such as the Sustainable Development Goals and the UN Principles for Responsible Banking. For more on our Sustainability strategy, Governance and metrics, please see our Environmental, Social and Governance (ESG) Supplement.
Priorities for 2021
In 2021, the Committee will continue to take a holistic approach to gain greater understanding and oversight of all of the key areas that contribute to the experiences of our customers, our people and wider stakeholders.
Key priorities will be:
–Oversight of progress on Financial Crime objectives, the successful embedding of the Controls Acceleration Programme and meeting regulatory expectations
–Oversight of programmes of regulatory change, to understand customer impact so that the highest standards of conduct and fair outcomes are delivered
–Oversight of Sustainability strategy, including initiatives to achieve our priorities and development of the UK Climate Change Programme strategy
–Oversight of conduct
–Oversight of culture
–Oversight of diversity and inclusion, with focus on actions to close the pay gaps, including increasing senior representation
–Oversight of employee wellbeing
–Monitoring reputational risk, the continued enhancement of Fraud prevention; complaints and treatment of vulnerable customers; and
–Progress and plans to drive improvements to NPS and brand affinity.
Governance
Committee membership
All Committee members, including the Chair, are Independent Non-Executive Directors. The members of the Committee in 2020 were Scott Wheway (Chair until 17 March 2020 and a member until 30 September 2020), Ed Giera (Chair from 17 March 2020), and Chris Jones (who joined the Committee on 1 November 2020). Details of members, including their skills and experience, are shown in the Board of Directors section. The Committee is satisfied that its composition and operation comply with ring-fencing rules.
In addition to the Committee members, in 2020, regular attendees at Committee meetings included the Board Chair, CEO, Chief Legal and Regulatory Officer, Chief Risk Officer, CEO, Retail and Business Banking, Chief HR Officer, Director of Corporate Communications and the Director of Conduct and Compliance. In 2020, the Committee met eight times in response to changes due to Covid-19.
Effectiveness of the Committee
The Committee's performance was assessed as part of the Board's evaluation process during the year. The results were considered by the Committee, with some actions agreed as a mechanism for continuous improvement and to keep areas for development in focus. The Committee continues to operate effectively, discharging its responsibilities against its Terms of Reference and the Board takes assurance from the Committee on particular decision matters.
Terms of Reference
The Terms of Reference are regularly reviewed by the Committee to make sure they continue to be appropriate. The Committee’s Terms of Reference are available at www.aboutsantander.co.uk.
64    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report

Our performance management, reward and benefits approach supports our business strategy, rewards strong performance and reinforces our culture and values within the approved risk management framework

“
We aim to deliver remuneration aligned to sustainable performance outcomes for the long term benefit of our organisation.
Chris Jones
Board Remuneration Committee Chair 2 March 2021
Committee membership and attendance
Read more on p73

On behalf of the Committee, I am pleased to present my first Directors' Remuneration Report for 2020. I would like to thank Scott Wheway for his stewardship of the Committee and support during my transition to Committee Chair in 2020, and Annemarie Durbin as Santander UK plc Committee Chair for her and that Committee's material contributions as this is where the majority of matters arise.
Role and responsibilities
The Committee is responsible for overarching remuneration policies and frameworks across the Santander UK group. It is responsible for remuneration arrangements of employing entities outside the Santander UK plc (the Ring-Fenced Bank or RFB) perimeter.
The Committee works in consultation with the RFB to ensure alignment of remuneration practices, policies, and procedures. The RFB's remuneration activities are governed by its Board Remuneration Committee.
Overview of the year
Through its monitoring and challenge of remuneration matters, the Committee completed its annual review of the regulated remuneration governance framework across the Santander UK group. In determining remuneration outcomes, we are mindful of the overall performance of the bank. We intensified prioritisation of the safety and wellbeing of our colleagues.
Taking account of financial and non financial performance in the year, and future risks, we approved the bonus pool for Santander Financial Services plc.
Summary of 2020 outcomes
Variable pay
The Committee is satisfied that 2020 variable pay outcomes for all colleagues are appropriately aligned to Santander UK’s business performance, which is fair, consistent, and aligned to our stakeholder interests.
Board Changes
The Committee considered the remuneration for William Vereker who was appointed as Board Chair on 1
November 2020. Further details are set out later in this report.
Priorities for 2021
In 2021, we will (for entities outside the RFB perimeter) continue to:
–monitor our incentive structures and measures, to maintain alignment to our strategic aims, culture and behaviours, balancing the needs of our people, customers, communities and shareholders and supporting our business transformation.
–monitor external developments in executive remuneration best practices in the industry and broader market taking into account the regulatory landscape and corporate governance.
Committee Membership
The members of the Committee during 2020 were Chris Jones (Chair), Scott Wheway (until 30 September 2020), and Ed Giera (from 1 November 2020).The Committee met 9 (including ad hoc meetings) times in 2020, reflecting its responsiveness to the changing environment brought by Covid-19.
Effectiveness of the Committee
The Committee’s performance was assessed as part of the Board’s evaluation process during the year. We considered the results and agreed key areas of development for 2020. The plan focuses on allocating more time to remuneration strategy, longer term trends and challenges.The Committee continues to operate effectively in discharging its responsibilities, and the Board takes assurance from the quality of the Committee’s work. The Committee considered the performance of its remuneration consultants, Deloitte LLP, and is satisfied that their advice and conduct remain independent, and objective.
Terms of Reference
The Committee’s Terms of Reference are regularly reviewed to make sure they remain appropriate. The Terms of Reference are available at www.aboutsantander.co.uk.
Santander UK Group Holdings plc    65

Annual Report 2020 | Governance

Remuneration policy report
Basis of preparation
This report has been prepared on behalf of the Board by the Board Remuneration Committee. We comply with the statutory reporting obligations for large private companies. Furthermore, we follow the UK Corporate Governance Code 2018 (the Code) wherever applicable in order to practice best standards of corporate governance, and other listed disclosure requirements to the extent considered appropriate.

Accordingly, several voluntary disclosures relating to remuneration are presented in this report.

Forward-looking remuneration policy for Executive Directors
Our forward-looking remuneration policy, which applies to Main Board Executive Directors (Executive Directors), is outlined below. Remuneration is structured in two main elements: fixed and variable pay. Fixed pay is set at market competitive levels appropriate for the role, so that inappropriate risk taking is not encouraged. Variable pay rewards the delivery of internal financial targets, key strategic priorities and individual performance.

Executive Directors' remuneration structure

Fixed pay	Principle and description	Policy
Base salary	–To attract and retain Executive Directors of sufficient calibre and with the skills to deliver our strategy, taking into account the demands and complexity of the role.
–Base salaries are normally reviewed annually. In reviewing base salaries the Committee considers a number of factors, including:
–The skills required and responsibilities of the role alongside the market value of those attributes;
–The requirement for base salaries to be set at a level to avoid inappropriate risk taking;
–Base salary increases across the colleague population; and
–Prevailing market and economic conditions.

Pension arrangements	–To provide a discrete element of the package to contribute towards retirement.
–All Executive Directors receive a cash allowance in lieu of pension.
–Pension for new Board appointments will be in line with the average level of pension provision available to the broader workforce, currently 9% of salary.
–Our approach to current Executive Director pension allowances is set out in the Policy Report.

Other benefits	–To offer a competitive package and to support employee wellbeing.
–Including but not limited to: private medical insurance for Executive Directors and their dependants, life assurance, health screening, relocation allowances and expatriate allowances where relevant.
–Access to Santander UK’s all-employee share schemes on the same terms as all UK employees.

Variable pay	Principle and description	Policy
Variable pay plans
–The Variable Pay Plan aims to motivate Executive Directors to achieve and exceed annual internal targets within Santander UK’s Risk Appetite and in alignment with our business strategy and values.
–Multi-year deferral, further performance testing and delivery in Banco Santander SA shares aligns Executive Directors’ interests to the long-term interests of Santander UK.
–Part of the award is deferred according to the requirements of the PRA Remuneration Code.
–The long-term Transformation Incentive plan recognises the collective achievement of key financial and non-financial internal targets associated with the bank's ongoing transformation.

–Bonus awards under the Variable Pay Plan are discretionary and determined by reference to performance against a scorecard of financial and non-financial goals, as well as individual performance.
–40% of any bonus awarded is paid upfront after the performance year ends (year one), and delivered at least half in shares.
–60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered at least half in shares.
–For Executive Directors, the first three of five deferred award tranches are subject to further performance testing, which may reduce the level of payout, but not increase it.
–The Transformation Incentive is based on performance assessed over a three year period with further deferral into cash and share based awards in line with regulatory requirements.
–Share based awards are subject to a minimum twelve-month retention period following vesting.
–Malus and clawback provisions apply to variable pay for up to ten years following the grant of an award.
–The structure of variable pay awards means Executive Directors acquire a meaningful shareholding in Banco Santander SA which may extend for a significant period post-employment. A formal post-employment shareholding requirement is therefore not in place.

66    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our remuneration policy continues to meet regulatory requirements. Santander UK applies a 2:1 variable to fixed pay cap in line with approvals granted to Banco Santander SA by its shareholders. For control function staff, a lower ratio of 1:1 is applied, apart from in exceptional circumstances
Executive remuneration policies
and principles
Our core values of Simple, Personal and Fair drive our remuneration policy. We focus on delivering a reward framework that is simple to understand, tailored to individual roles and competitive yet fair.
The key drivers of our Remuneration Policy
Alignment to culture
–To design policies aligned to the long-term success of the business which support the delivery of our strategy and reinforce our values.
–To base variable pay on a balanced scorecard of quantitative and qualitative metrics which reflect our strategic priorities across Customers, Shareholders, People and Sustainability. This ensures that our day-to-day activities align with Santander UK’s over-arching strategy and our aim of being the best bank.
Simplicity
–To ensure our approach to remuneration is transparent and easily understood.
–To operate simple and clear structures for all Santander UK colleagues.
Risk
–To apply a consistent approach to reward for all our employees which upholds our prudent approach to Risk Appetite set as part of a Santander UK-wide framework. Risk adjustment occurs at an individual and bonus pool level.
–To provide a package that is balanced between fixed and variable pay, and short-term and long-term horizons, which aligns to our strategy whilst promoting prudent risk management.
–To ensure remuneration is compliant with applicable regulations and legislation.

Fairness
–To take into account an assessment of the Executive Directors' performance against objectives set at the start of the year covering a range of financial, non-financial, quantitative and qualitative criteria.
–To set robust and stretching internal targets and reward exceptional performance.
–To attract, retain and motivate employees of the highest calibre by providing total remuneration which reflects individual and Company performance, is competitive, reflects the responsibilities of the role and drives the organisation’s growth.
–To consider wider employee pay when determining pay of our Executives.
Clarity
–The Committee reviews remuneration reporting on an annual basis against principles of best practice and developments in corporate governance, including the Code. Our reporting is designed to be transparent to promote effective stakeholder engagement, whilst reflective of our subsidiary structure.
Predictability
–The Committee annually reviews the variable pay opportunity for individuals and the basis of the pool calculation. Due to commercial sensitivity, these are not disclosed as per the requirements of the Code. Directors’ remuneration is within the variable pay cap as approved by Banco Santander SA shareholders and set out above on this page.
Executive Director pension alignment
In 2018, following developments in corporate governance and best practice, the Committee took the decision to reduce pension allowances for new Executive Directors to 9% of salary, in line with the wider workforce average. This pension level applied on the appointment to the Board of Duke Dayal, Chief Financial Officer, on 16 September 2019.
In 2019, the Committee decided to extend this approach to existing Executive Directors, namely the Chief Executive Officer. This reduction has been phased with the Chief Executive Officer's allowance reducing from 35% to 22% of salary effective 1 January 2020, and to 9% of salary from 1 January 2021. Subsequently, with effect from January 2021 the Chief Executive Officer's pension provision is aligned with the current workforce average.
On recruitment
When appointing a new Executive Director, base salary is set at a market competitive level appropriate for the role, taking into consideration a range of factors including role scope and responsibilities, internal and external peer groups, the individual’s previous remuneration, relevant experience, and affordability.
Unless determined otherwise, any new Executive Director will receive a pension allowance in line with the wider workforce average, currently 9% of salary. Benefits available will typically be aligned to the wider employee population.
Other elements of remuneration will be established in line with the Remuneration Policy, as set out in the Executive Directors’ remuneration structure table in this report.
Relocation support and international mobility benefits may also be given. Where provided, relocation assistance will normally be a capped amount for a limited time. For an overseas appointment, the Committee will have discretion to offer benefits and pension provisions which reflect their home country market practice and align to relevant legislation.
Buy-out awards
Compensation may be provided to Executive Directors recruited externally for the forfeiture of any award on leaving their previous employer. The Committee retains discretion to make such compensation as deemed appropriate to secure the relevant Executive Director’s employment and will ensure any such payments align with both the long-term interests of Santander UK and the prevailing regulatory framework.
Such payments will be in line with the awards foregone as a result of leaving the previous employer taking into account value, form of awards, vesting dates and the extent to which performance conditions applied to the original awards.
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
Santander UK Group Holdings plc    67

Annual Report 2020 | Governance

Remuneration policy report continued
Termination payments
The impact on remuneration of an Executive Director leaving the Company under various scenarios reflects the service agreements, the relevant scheme rules, regulatory requirements and the Committee’s policy in this area.
Outstanding variable pay awards will generally lapse on termination, other than where an individual is considered a ‘good leaver’, in which case the awards will normally subsist until normal payment dates. The Committee determines whether an Executive Director is a good leaver under certain circumstances including but not limited to: injury, ill-health, disability, redundancy, retirement, death, or any other reason at the Committee’s discretion.
There is a framework in place which is intended to guide the Committee to determine the discretionary circumstances when good leaver status is appropriate. Other than a payment in the event of redundancy, there are generally no other payments upon termination of employment for Executive Directors.
In the event of a change in control, awards will be treated in line with the relevant scheme rules, taking into account the applicable regulatory requirements.
Risk and Performance adjustment
We continue to ensure that the regulatory requirements of the Remuneration Code on risk and performance adjustment are met for our colleagues. All variable remuneration is subject to adjustment for current and future risks through our Additional Risk Adjustment Standard which is linked to our Board approved Risk Appetite.

The Standard provides both a formula-based assessment against Santander UK’s Risk Appetite and an additional qualitative risk event assessment overlay that can reduce the bonus pool or individual awards to nil at the Committee’s discretion. Given commercial sensitivity, the Committee does not provide annual detail on the application of discretion as required by the Code.
Our Individual Remuneration Adjustment Standard provides a framework for the process, governance and standards relevant for decisions in relation to individual performance adjustments following an incident, including the application of malus and clawback.
Performance adjustments may include, but are not limited to:
–Reducing a bonus for the current year;
–Reducing the amount of any unvested deferred variable remuneration;
–Requiring a bonus which has been awarded (but not yet paid) to be forfeited; and
–Requiring repayment on demand (on a net basis) of any cash and share awards received at any time for a period of up to ten years following the date of award.
The Committee has full discretion to prevent vesting of all or part of an amount of deferred remuneration and/or to freeze an award during an ongoing investigation in a number of circumstances, including:
–Colleague misbehaviour or material error;
–Material downturn in the performance of Santander UK or a relevant business unit’s performance;
–Santander UK or a relevant business unit suffering a material failure of risk management;
–Significant changes in Santander UK’s economic or regulatory capital base and the qualitative assessment of risk; and
–Material restatement of the Santander UK’s financial statements (except when required due to modification of the accounting rules).

When determining variable pay awards for individuals performing roles across Santander UK plc and Santander UK Group Holdings plc, the Santander UK Group Holdings plc Board Remuneration Committee will apply any necessary discretion based on factors related to UK Group entities outside of Santander UK plc. This discretion is subject to validation by the Santander UK plc Board Remuneration Committee.
The Committee seeks input from the Chair of the Board Risk Committee, Chief Risk Officer, Chief Legal and Regulatory Officer, Chair of the Board Audit Committee, Chief HR Officer, Chair of the Board and Chief Internal Auditor when determining whether any performance or risk adjustments are required.
Policy for all employees
Our performance, reward and benefits approach across the Company supports and drives our business strategy, rewards strong performance and reinforces our values within the approved risk management framework. The general principles of the Remuneration Policy broadly apply across all colleagues where appropriate, and are designed to facilitate recruitment, motivation and retention whilst driving performance.
The composition of remuneration packages for the Executive Directors is aligned with the broader colleague population, comprising salary, pensions and benefits and eligibility for discretionary variable pay dependent on role and responsibility. From 1 January 2021, the level of pension allowance for all current Executive Directors is aligned with the current average employer contribution for the wider workforce.
The Committee annually approves the operation of all of our variable reward schemes for our customer-facing colleagues to ensure that all plans reward appropriate behaviour and do not incentivise unnecessary risk taking.
68    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report
Introduction
This section of the report outlines how our Remuneration Policy was implemented for 2020.
Variable Pay Plan
To incentivise and reward Executive Directors for achieving superior and sustained performance, our Directors participate in an annual variable incentive plan. A balance of financial and non-financial performance metrics are selected annually by the Committee and are aligned with our strategy as measured over the financial year. Multi-year deferral, further performance testing and delivery in Banco Santander SA shares ensures that Executive Directors’ interests are aligned to the long-term interests of the business. Both upfront and deferred awards are made at least half in shares. The deferred element is delivered over seven years, with the first three deferred tranches of awards subject to further performance testing against long-term metrics which can reduce but not increase the overall level of awards. Awards delivered in shares are subject to an additional one-year retention period from the point of delivery.
The structure of the plan is illustrated below. The 2020 Variable Pay Plan pool was determined based on a range of metrics using a balanced scorecard approach as follows:
Quantitative assessment
A quantitative assessment is undertaken against a balanced scorecard of financial and non-financial metrics that are key to Santander UK’s 2020 strategy. Performance metrics are reviewed annually to ensure continued alignment with strategy, and for 2020 were:
–Customers (Net Promoter Score and number of loyal customers)
–Shareholders
–Risk (Cost of credit & Stage 3 ratios)
–Capital (Contribution to Banco Santander group capital)
–Profitability (Net profit & RoTE)
–Sustainability (Financial empowerment, Dementia Friendly Bank and emissions reduction)
–People (Employee Engagement).
A profit underpin was introduced for 2020 applicable to Executive Directors which requires Profit after Tax to remain positive in order to pay any award.
Qualitative assessment
A qualitative assessment adds context to the quantitative assessment and ensures a balanced view of performance is taken.
Banco Santander Group Multiplier
The Committee has the discretion to adjust the pool upwards or downwards to reflect overall Banco Santander performance if appropriate.
Exceptional Adjustment
Intended to cover unexpected factors or additional internal targets not covered by the quantitative or qualitative assessments. This may also include adjustments not covered in the qualitative assessments, including major risk events. No exceptional metrics were applied to the 2020 variable awards for Executive Directors
UK-focused risk adjustment
Linked to Santander UK’s Risk Appetite, this provides both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay (including consideration of other risk appetite limit breaches e.g. reputational risk and Financial Crime risk). This can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.
The Committee reviews and approves remuneration governance and frameworks on an annual basis to ensure continued compliance with the relevant regulatory rules, including for ring-fencing.
Individual assessment
The allocation of the pool is based on an individual's performance, taking into account a range of factors including behaviours, conduct and risk.
Deferred long-term awards
The payment of the first three deferred tranches of the 2020 awards (36% of the total award), payable in 2024, 2025 and 2026, is conditional on the achievement of long-term objectives measured over the three-year period 2021 to 2023. The performance measures for 2020 awards are EPS, relative TSR and compliance with the fully-loaded CET1 capital ratio. Following performance assessment, the level of awards will be adjusted accordingly. The measures can reduce but not increase the overall value of the deferred awards. The payment of the final two deferred tranches (24% of the total award), payable in 2027 and 2028 is subject to continued employment only and ex-post risk adjustment.

Santander UK Group Holdings plc    69

Annual Report 2020 | Governance

Remuneration implementation report continued
2020 Business Performance and Impact
on Remuneration
In spite of the impact on the broader economy from the Covid-19 pandemic, we have been able to report a net profit for each quarter of 2020. Our balance sheet remains strong and resilient, and progress has been made to reduce expenses through the transformation programme. Our people have responded rapidly and positively to the challenges posed by the pandemic, to support our customers and meet their changing needs. It is in this context that the Committee made remuneration decisions in respect of the 2020 performance period. Bonus awards were significantly reduced from previous years, and included an exercise of discretion by the Committee to reduce the formulaic bonus pool outcome in recognition of the external environment.
The Committee made the decision not to award the CEO a bonus for the year, and instead the value of bonus he might otherwise have received has been used to fund a corporate donation to the Santander Foundation. The CEO fully supported this decision. In keeping with our responsible approach in the current environment, the other Executive Directors received a reduced bonus reflecting the challenging conditions this year and our financial results. This was paid wholly in shares to align to the long-term interests of our shareholders.

As noted in the Chair's statement, a comprehensive package of measures was introduced to support colleagues at the start of the pandemic. These included a series of wellbeing interventions and a commitment to pay all colleagues their contracted hours, alongside confirmation that the Government's Coronavirus Job Retention Scheme would not be used. In recognition of the contribution made by customer facing colleagues who continued to directly engage with customers throughout the pandemic, a one-off £500 award was made. In considering year-end outcomes, the Committee agreed that the allocation of the bonus pool should be weighted towards less senior colleagues.
The Committee confirms that the remuneration policy operated as intended, demonstrating pay for performance alignment.
Context for decision making
The Committee ensures that broader remuneration policies and practices for employees across the Santander UK group are taken into account when setting policy for Executive Director remuneration. The Committee reviews remuneration trends across the Santander UK group including the relationship between Executive remuneration and that of other Santander UK group employees, as well as remuneration in the wider UK market when making decisions on Executive pay.
The Committee oversees broader workforce remuneration policies and practices, the implementation of remuneration and related employment policies across Santander UK and the salary and variable pay awards for all MRTs. It also approves the design of any material performance-related pay plans. As part of the monitoring of pay, the following is considered:
–Santander UK’s engagement with its recognised trade unions on pay and benefits matters for all colleagues;
–Annual pay reviews for the general employee population;
–Santander UK group-wide pension and other benefit provisions;
–The design of and overall spend on variable incentive arrangements; and
–An assessment of conduct across the business.
The Committee is focused on ensuring that colleagues are not unduly stretched or inappropriately incentivised. This is monitored using existing employee engagement indicators via the Global Engagement Survey, and The Santander Way survey which provides an indication of our progress in performance against the nine Santander behaviours.
The Committee always considers the broader stakeholder environment when setting policy or reaching decisions on executive pay.

Executive Directors’ remuneration (audited) Total remuneration of each Executive Director for the years ended 31 December 2020 and 2019.

	Nathan Bostock (2,4,5)		Duke Dayal (1,2)
	2020	2019	2020	2019
	£000	£000	£000	£000
Salary and fees	1,680	1,680	950	277
Taxable benefits	44	56	502	504
Pension	370	588	86	25
Total fixed pay	2,094	2,324	1,538	806
Bonus (paid and deferred) (3)	—	1,990	748	354
Total variable pay	—	1,990	748	354
Total remuneration	2,094	4,314	2,286	1,160

(1)	Duke Dayal was appointed as an Executive Director on 16 September 2019 and his remuneration is shown from this date, with 2019 full year Santander UK Group Holdings plc equivalent total remuneration of £2.957m.
(2)	Taxable benefits for the Executive Directors comprise a range of benefits including private health care, life and critical illness cover, health insurance and car allowance. Included in the 2020 benefits figure for Duke Dayal is a relocation allowance of £500,000.
(3)	The bonus value shown is the total Variable Pay Plan award made in respect of 2020, which will be delivered wholly in shares. As set out in this report, a portion of the award (36% of the value shown) is subject to further performance testing which may reduce, but not increase, the value delivered.
(4)	As set out in the Remuneration Policy report, the pension contribution received by Nathan Bostock was reduced from 35% to 22% of salary from 1 January 2020, and to 9% of salary from 1 January 2021.
(5)	The CEO bonus outcome takes into account the external environment and the Committee's commitment to a reduction in the CEO's overall remuneration for the year.

Relative importance of spend on pay

	2020	2019	Change
	£m	£m	%
Profit before tax	552	981	(44)
Total employee costs	1,189	1,288	(8)

70    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Stakeholder views
During 2020, Santander UK continued to engage with key stakeholders on remuneration related matters including its main regulators the PRA and FCA.
Employee opinion surveys are undertaken annually on employee engagement, and discussion takes place with union representatives during the annual pay review cycle and on relevant employee reward matters on a more frequent basis. The Committee receives updates on these discussions during the year. More frequent colleague pulse surveys were conducted in 2020, alongside other virtual listening forums, for a more frequent gauge of employee sentiment throughout the pandemic.
CEO pay ratio
Santander UK is committed to delivering fair pay which attracts, retains and motivates colleagues of the highest calibre across all grades. In line with this commitment, the Committee has oversight of compensation across the organisation, including pay ratios, and considers this when determining reward outcomes. For the second year we are voluntarily disclosing the ratio of the CEO’s total remuneration to that of UK colleagues.

The CEO's pay mix is weighted more highly towards variable pay to incentivise the achievement of stretching internal targets and long-term value creation which can lead to greater variability in total remuneration each year. In contrast, the typical pay mix of our colleagues places more emphasis on fixed pay, to ensure a minimum level of earnings which offers greater security and reflects our commitment to colleague wellbeing.
This difference in pay mix plays a key role in the movement of the ratio which is in part driven by the variable nature of our CEO's remuneration. However, in reviewing the ratio the Committee is keen to ensure that changes in the ratio are influenced by the differences in remuneration structure rather than an increase in pay disparity. In assessing the pay ratio, the Committee is confident that the Company's policy on remuneration is fair. A summary of our approach to Fair Pay is included in the People section of our Sustainability report.
The ratio this year has reduced from 129:1 to 64:1. This is largely due to the fact the CEO has not received a bonus. The first phase of the reduction in CEO pension contribution to employee average (from 35% in 2019 to 22% in 2020) has also contributed to the reduction in the ratio.

Advice and support provided to the
Committee
As permitted by its Terms of Reference, the Committee has engaged the advice and support of Deloitte LLP (Deloitte) as independent remuneration consultants at the expense of the Company. Total fees (excluding VAT) for advice and support provided to the Committee during 2020 were £143,600 (2019: £157,500). Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the Code of Conduct in relation to executive remuneration consulting in the UK.
The Committee is satisfied that the Deloitte engagement partner and team that provides remuneration advice to the Committee do not have connections with Santander UK that may impair their independence, following review in 2020.
In 2020, Deloitte also provided unrelated tax, financial and advisory, risk, assurance and consulting services to Santander UK.
By Committee invitation, the Chair, Chief Executive Officer and designated representatives from business functions attend meetings to advise on HR, Risk, Legal and Regulatory matters as appropriate, to support the Committee's work. Attendees included the Chief HR Officer, Performance & Reward Director, Chief Legal and Regulatory Officer, Chief Risk Officer and Company Secretary. No individual participates in discussions regarding their own remuneration.

CEO pay ratio

	Methodology (1)	25th percentile	Median	75th percentile
2020 CEO pay ratio	Option A	88:1	64:1	37:1
2019 CEO pay ratio (4)	Option A	178:1	129:1	76:1

	CEO remuneration (3)	25th percentile (2)	Median (2)	75th percentile (2)
2020 CEO pay ratio	£	£	£	£
Total salary £	£1,680,000	£20,009	£26,347	£43,228
Total remuneration £	£2,094,000	£23,903	£32,785	£56,190

(1)	Employee pay is calculated based on the 'Option A' methodology. We have chosen Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
(2)	Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued during the financial year, and variable pay is either based on actual bonuses in respect of the 2020 year (where these are available) or modelled target bonuses where actuals are not yet available.
(3)	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
(4)	The 2019 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2019 year, in addition to bonuses paid in 2019 in respect of the 2018 year. The 2019 ratios have now been recalculated using 2019 fixed pay and bonuses paid in 2020 in respect of 2019 for all employees, to ensure closer alignment with the reporting requirements. This results in a reduction in the 2019 median pay ratio from 132:1 to 129:1.

Santander UK Group Holdings plc    71

Annual Report 2020 | Governance

Remuneration implementation report continued

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

William Vereker was appointed Chair on 1 November 2020, previously Non-Executive Director from 1 October 2020. For the period served from 1 October 2020 to 31 October 2020, he received the base board member fee of £95,000 pro-rated for time served. From appointment as Chair, in line with his predecessor, he will be paid an annual fee of £675,000. In addition, William is eligible to receive private medical insurance.
All Non-Executive Directors and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair where twelve months’ written notice is required..
Neither the Chair nor the Non-Executive Directors have the right to compensation on the early termination of their appointment beyond payments in lieu of notice at the option of Santander UK. In addition, neither the Chair nor the Non-Executive Directors are eligible for pension scheme membership or other incentive arrangements.
In 2020, some of the Non-Executive Directors voluntarily elected to donate a portion of their fees to the Santander UK Foundation Covid relief fund. The fees shown below do not reflect those contributions.

Chair and Board Committee member fees

	1 January 2020	1 January 2019
	£000	£000
Chair (inclusive of membership fee)	675	650
Board member	95	90
Additional responsibilities
Senior Independent Director	35	30
Chair of Board Risk Committee	65	60
Chair of Board Audit Committee	60	60
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	30	25
Membership of Board Audit Committee	25	25
Membership of Board Responsible Banking Committee	25	25
Membership of Board Remuneration Committee	25	25

	2020 Fees	2019 Fees	2020 Expenses	2019 Expenses	2020 Benefits	2019 Benefits	2020 Total	2019 Total
Non-Executive Directors	£000	£000	£000	£000	£000	£000	£000	£000
Chair
William Vereker (1,2)	120	—	—	—	1	—	121	—
Shriti Vadera (1,2)	563	667	—	—	47	22	610	689
Independent Non-Executive Directors
Ed Giera	214	207	—	30	—	—	214	237
Chris Jones	214	207	—	—	—	—	214	207
Scott Wheway (3)	165	240	2	8	—	—	167	248
Banco Santander nominated Non-Executive Directors (5)
Ana Botin	—	—	—	—	—	—	—	—
Bruce Carnegie-Brown (4)	—	—	—	—	—	—	—	—
(1)Shriti Vadera stepped down on 31 October 2020. William Vereker joined on 1 October 2020 and was appointed Board Chair on 1 November 2020.
(2)2019 full year fees for the Board Chair reflect the increase on 1 May 2019 from £650,000 to £675,000. Shriti Vadera was entitled to taxable benefits as follows: private medical cover of £548 (2019: £626) and transportation of £15,582 (2019: £20,752). In addition, she received a payment of £31,154 in respect of holiday pay. William Vereker received private medical cover of £411.
(3)Scott Wheway stepped down on 30 September 2020. Fees received are in respect of services to this date.
(4)Bruce Carnegie-Brown was appointed on 16 September 2019.
(5)None of the Banco Santander nominated Non-Executive Directors received any fees or expenses.
72    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board and Committee membership and attendance

		Board		Nomination Committee		Risk Committee		Audit Committee		Responsible Banking Committee		Remuneration Committee
		Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended
Chair	William Vereker (1)	1/1	2/2	2/2	3/3	-	-	-	-	-	-	-	-
	Shriti Vadera (2)	8/8	4/4	7/7	3/3	-	-	-	-	-	-	-	-
Independent Non-Executive Directors	Ed Giera	9/9	6/6	2/2	2/2	9/9	1/1	10/10	1/1	5/5	2/2	1/1	0/0
	Chris Jones	9/9	6/6	-	-	9/9	1/1	10/10	1/1	1/1	0/0	6/6	3/3
	Scott Wheway (3)	6/7	4/4	6/6	2/2	7/7	0/0	-	-	5/5	2/2	5/5	3/3
Banco Santander nominated Non-Executive Directors	Ana Botin	7/9	2/6	0/2	0/1	-	-	-	-	-	-	-	-
	Bruce Carnegie-Brown	7/9	4/6	5/6	3/4	-	-	-	-	-	-	-	-
Executive Directors	Nathan Bostock	9/9	6/6	-	-	-	-	-	-	-	-	-	-
	Duke Dayal	9/9	6/6	-	-	-	-	-	-	-	-	-	-

1	William Vereker joined 1 October 2020; appointed Board Chair on 1 November 2020
2	Shriti Vadera resigned on 31 October 2020
3	Scott Wheway resigned on 30 September 2020

Santander UK Group Holdings plc    73

Annual Report 2020 | Governance

Directors' report
Introduction
The Directors submit their report together with the financial statements for the year ended 31 December 2020. The information in the Directors’ Report is unaudited, except where marked.
History and corporate structure
Santander UK Group Holdings plc is a subsidiary of Banco Santander SA, a Spanish retail and commercial bank with a meaningful market share in ten core countries in Europe and the Americas.
Santander UK was formed from the acquisition of two former building societies, Abbey National and Alliance & Leicester together with the branch network of Bradford & Bingley, and has operated under a single brand since 2010. The ordinary shares of the Company are not traded.
In 2018, certain subsidiaries and portfolios were transferred as part of the implementation of the ring-fence arrangements required under the Financial Services (Banking Reform) Act 2013. Following these transfers, Santander UK plc and its subsidiaries comprise of only entities whose business is permitted under the Act as a ring-fenced bank. Other entities including Santander Financial Services plc are now directly or indirectly owned by the Company.
Result and dividends
The audited consolidated profit after tax for the year was £438m (2019: £709m). The Directors do not recommend the payment of a final dividend for 2020 (2019: £nil). One interim dividend was declared on the Company’s ordinary shares in issue in the year. This dividend of £103m was declared on 10 December 2020 and was paid in 2020.
Details of Santander UK’s activities and business performance in 2020, together with an indication of future outlook, are set out in the Strategic report and the Financial review.
Events after the balance sheet date
There have been no material post balance sheet events, except as set out in Note 42.

Directors
The names and biographical details of the current Directors are shown in the Board of Directors section. Details of their emoluments and interests in shares are set out in the Directors’ Remuneration implementation report. Changes to the composition of the Board can be found in the Board of Directors section with more details in the Chair’s report on Corporate Governance, and the relevant Committee Chairs’ reports..
Appointment and retirement of Directors
All Directors are appointed and retired in accordance with the Company’s Articles of Association, the UK Companies Act 2006 and the UK Group Framework. The following appointments took place in 2020: William Vereker was appointed as a Director on 1 October 2020 and appointed as Chair on 1 November 2020. The following resignations took place in 2020: Shriti Vadera (Chair & Director), Scott Wheway (SID & INED). Further details are set out in the governance section.
A resolution was passed at the 2019 Annual General Meeting which requires Directors to retire every year, with those wishing to serve again submitting themselves for election or re-election.
Directors’ indemnities
Directors’ and Officers’ liability insurance cover was in place throughout 2020, in addition to deeds of indemnity which were also in place to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Directors’ period of office from the date of appointment until such time as any limitation periods for bringing claims against the Directors have expired. The Directors of the Company, including former Directors who resigned in the year, benefit from these deeds of indemnity.
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
Communication
Santander UK aims to involve and inform employees on matters that affect them. The intranet is a focal point for communications and the ‘AskHR’ website connects employees to all the information they need about working for Santander UK. We also use face-to-face communication, such as team meetings and roadshows for updates.
Santander UK considers employees’ opinions and asks for their views on a range of issues through regular Santander UK-wide surveys.
Consultation
Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (CWU), who collectively negotiate on behalf of our UK workforce (approximately 99.5% of colleagues). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals including those relating to change across the business at both national and local levels.
Employee share ownership
Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP), the latter of which allows employees to purchase Banco Santander SA shares from gross salary. Eligible senior management participated in a Banco Santander long-term incentive plan. A further description of the plans and the related costs and obligations can be found in the Notes.

74    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Disability
Santander UK is committed to equality of employment, access and quality of service for disabled people and complies with the UK Equality Act 2010 throughout its business operations. Santander UK has processes in place to help train, develop, retain and promote employees with disabilities. We are a Disability Confident Employer achieving the Leader level. We are committed to giving full and fair consideration to employment applications by disabled people, having regard to their particular aptitudes and abilities, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustment in the workplace.
Streamlined Energy and Carbon Reporting (SECR)
In 2020 we used 123,152,495 kWh of energy, with associated GHG emissions of 6,452 tCO2e (market-based emissions). This equates to 0.31 tCO2e per employee, and compares to 139,467,401 kWh and 8,693 tCO2e from 2019.
While Covid-19 had a significant impact on our figures for 2020, we have a programme of initiatives to improve energy efficiency and reduce our impact on the environment. These are outlined in our Strategic Report. We calculate our emissions using the UK government Department for Environment, Food and Rural Affairs (DEFRA) conversion factors. For full data and methodology, please see our ESG Supplement.
Political contributions
In 2020 and 2019, no contributions were made by the Company for political purposes and no political expenditure was incurred.
Share capital
Details about the structure of the Company’s capital can be found in Note 32.
For details of employee share schemes and how rights are exercisable, see Note 37.
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
Financial instruments
The financial risk management objectives and policies of Santander UK and the policy for hedging, along with details of Santander UK's exposure to credit risk, market risk and liquidity risk are outlined in the Risk review.
Research and development
Santander UK has a comprehensive product approval process and policy. New products, campaigns and business initiatives are reviewed by Santander UK’s Proposition Approval Forum.
Supervision and regulation
Some of Santander UK’s subsidiaries and associates are authorised by the PRA or the FCA, and regulated by the FCA or both the FCA and the PRA.
While Santander UK operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the rules of the SEC for its activities in the US.
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
–Policies and procedures that relate to the maintenance of records that fairly and accurately reflect transactions and dispositions of assets
–Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management
–Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or because the degree of compliance with policies or procedures may deteriorate.
Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2020 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in May 2013.
As a registrant under the US Securities Exchange Act of 1934, Santander UK Group Holdings plc’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting in order to ensure the accuracy and reliability of Santander UK Group Holdingsplc’s Financial Statements and the Form 20-F submitted to the US Securities and Exchange Commission.
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
Santander UK Group Holdings plc    75

Annual Report 2020 | Governance

Directors' report continued
reported on an ongoing basis to the Audit Committee to ensure continuous improvements to the control environment are achieved.
Based on this assessment, management concluded, at 31 December 2020, that Santander UK’s internal control over financial reporting was effective.
Disclosure controls and procedures over financial reporting
Santander UK’s management has evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls at 31 December 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon this evaluation, the CEO and the CFO have concluded that, at 31 December 2020, Santander UK’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that it files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.
Changes in internal control over financial reporting
There were no changes to our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Statements of Compliance
The UK Corporate Governance Code 2018
Santander UK voluntarily complies with the Code wherever applicable in order to achieve best standards of corporate governance.
The Code applied to the financial year ended 31 December 2020. The Board confirms that, it applied the principles and complied with those provisions of the Code throughout the year, except as detailed as follows:

–Provision 5: The Company has not appointed a Non-Executive Director to represent the views of the workforce. For details, see 'Views of the workforce at the Board' in the Corporate Governance Section;
–Provision 11 and 17: The Company does not comply with the requirement for at least half the Board, excluding the Chair, to be Non-Executive Directors whom the Board considers to be independent. This is because our shareholder requires at least half the Board, including the Chair, to be independent (for details, see Board membership in the Chair’s Report on Corporate Governance). This also affects compliance with Nomination Committee membership (majority INEDs) as the Chair is not treated as independent following appointment. We have assessed the implications and believe that the approach we follow is appropriate for our size and ownership structure. Furthermore, no one person or group of individuals dominates the Board’s decision-making.
–Provision 24: The Board Audit Committee does not meet the membership requirements of the Code. For details, see the 'Board Committees' in the Chair’s Report on Corporate Governance section;
–Provision 32: The Remuneration Committee does not meet the membership requirements of the Code. For details, see 'Board Committees' in the Chair’s Report on Corporate Governance section;
–Provision 36: The Remuneration Committee has not developed a policy for post-employment shareholding requirements. The structure of variable pay for executive directors ensures that individuals acquire a meaningful shareholding in Banco Santander SA which is held over a period for up to eight years and which may extend for a significant period post employment. The Remuneration Committee does not intend to introduce a formal post employment shareholding policy for executive directors at this time, but will continue to keep this under review. For further details, see the Remuneration Policy Report;

–Provision 38: With effect from January 2021, alongside the other Executive Directors, the Chief Executive Officer's pension provision is aligned with the current workforce average. For further details, see the Remuneration Implementation Report;
–Provisions 40 and 41: When determining remuneration policy, the Remuneration Committee considers the factors of clarity, simplicity, risk, predictability, proportionality, and alignment to culture, and in particular how our remuneration policy and practices align to Santander UK’s core values of Simple, Personal and Fair. Regular engagement takes place with our shareholder to ensure alignment with remuneration constructs across the wider Banco Santander group whilst ensuring that all regulatory requirements and expectations are met and the outcome of these discussions drives our bonus pool construct. Details of the structure of our remuneration arrangements and key considerations of the Committee in the year are included in the Remuneration Committee Chair's Report. Due to commercial sensitivity, whilst we have chosen to provide details of our pay arrangements beyond the requirements for an entity with our ownership structure, we have chosen not to provide all of the disclosures required by this part of the Code. The details not provided relate to individual award opportunities and certain descriptions of the Committee’s work. For further details, see the Remuneration Policy Report.
The Code is publicly available on the Financial Reporting Council website at www.frc.org.uk.
UK Finance Code for Financial Reporting Disclosure
Santander UK’s financial statements for the year ended 31 December 2020 have been prepared in compliance with the principles of the UK Finance Code for Financial Reporting Disclosure.

Engagement with stakeholders and employees
Santander UK recognises the importance of fostering relationships with their principal stakeholders and how this is key to the long term success of our business. They understand the importance to act fairly and responsibly between members of the company.

76    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Going concern
The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. In making their going concern assessment in connection with preparing the financial statements, the Directors considered a wide range of information similar to that considered as part of the their assessment of longer-term viability including Santander UK’s long-term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments.
During 2020, Government and Central Bank responses to Covid-19, including lending and financial stability measures and significant restrictions on people's movement, resulted in significant operational and financial impacts for Santander UK and its customers. The Directors' assessment therefore specifically considered the impacts of Covid-19, including for the following areas:
–Economic scenarios and weights: These underpin our ECL impairment allowances and are discussed in detail in the Credit risk section of the Risk review. The Directors reviewed the economic scenarios, revised as a result of Covid-19, to ensure that they captured the wide range of potential outcomes for the UK economy. These include a re-emergence of the virus and further lockdown measures being imposed, a slower economic recovery, and lag effects caused by higher and longer unemployment rates.
–Liquidity: Although the key aim of the UK Government’s financial support measures introduced during 2020 (including the TFS and TFSME) was to limit damage to the wider economy from Covid-19, they had the side-effect of reducing any potential liquidity risks arising due to Covid-19. Although Covid-19 did not trigger a liquidity stress, its immediate negative impacts on liquidity, such as the drawing of committed credit and liquidity facilities, were largely offset by deposits from those same drawings as corporates reduced their spending. Similarly, the impact of the initial effective shutdown of the mortgage market and payment holidays granted to customers was offset by better than expected retail deposit balances as customers reduced their spending.
–Capital: Santander UK remains strongly capitalised and Covid-19 did not trigger a capital stress. As part of the Bank of England Interim Financial Stability Report (May 2020), the PRA developed a desktop stress scenario, which had less of an impact over the first two years of the scenario on the core banking system than their 2019 Stress Test, where our CET1 drawdown was the lowest across UK banks and we exceeded CET1 capital ratio and Tier 1 Leverage ratio hurdle rates across the projection horizon. We paid an ordinary share dividend in December in accordance with the PRA’s approach to shareholder distributions for 2020.
–Customers: Santander UK has supported many thousands of individuals and businesses affected by Covid-19 with a range of measures, including payment holidays on mortgages, personal loans and credit cards as well as taking an active part in UK Government’s loan schemes to help businesses. We are working with those customers who are experiencing difficulties to understand their individual situations and help them resume payments.
–Operations: All our operations continue to operate effectively with a significant majority of employees working from home and the majority of branches remaining open and returning to more normal hours. The current operating model could be sustained indefinitely with additional resilience being continuously implemented and is not affecting our ability to operate all our services, or raising concerns about our Business Continuity Planning, and
–Key suppliers: Suppliers are being closely monitored in line with our Third Party Risk Management Framework. No significant service issues were reported across our cohort of critical suppliers, and no material issues were reported across our broader (non-critical) supply chain. Isolated supplier impacts are being separately managed.
Having assessed the principal risks and uncertainties, the Directors are satisfied that the Santander UK group has adequate resources to continue operations for a period of at least twelve months from that date of this report and therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
Santander UK Group Holdings plc    77

Annual Report 2020 | Governance

Directors' report continued
Ethical Code of Conduct
Santander UK is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way, and treating all stakeholders with honesty and integrity. These principles are further reflected in Santander UK’s Ethical Code of Conduct, which sets out the standard expected of all employees. Under their terms and conditions of employment, employees are required to act at all times with the highest standards of business conduct in order to protect Santander UK’s reputation and ensure a Company culture which is free from any risk of corruption, compromise or conflicts of interest.

Employees are also required to comply with all Company policies, which require employees to:
–Abide by all relevant laws and regulations
–Act with integrity in all their business actions on behalf of Santander UK
–Not use their authority or office for personal gain
–Conduct business relationships in a transparent manner
–Reject all improper practices or dealings to which they may be exposed.
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
–So far as the Director is aware, there is no relevant audit information of which Santander UK’s auditor is unaware
–The Director has taken all steps that they ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that Santander UK’s auditor is aware of that information.
This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.
Auditor
PricewaterhouseCoopers LLP have expressed their willingness to continue in the office of auditor and a resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting.
By Order of the Board

Simon Mitchley
Company Secretary
2 March 2021
2 Triton Square,
Regent’s Place,
London NW1 3AN
Santander UK Group Holdings plc    79

Annual Report 2020 | Risk review

Risk review
	Contents

The Risk review consists of unaudited financial information unless otherwise stated. The audited financial information is an integral part of our Consolidated Financial Statements.

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
	Risk governance	81
	Introduction	81
	Risk Framework	81
	Risk Appetite	85
	Stress Testing	86
	How risk is distributed across our business	86
	Credit risk	87
	Santander UK group level	87
	Retail Banking	115
	Other business segments	130
	Market risk	144
	Banking market risk	144
	Trading market risk	148
	Liquidity risk	149
	Capital risk	159
	Pension risk	166
	Conduct and regulatory risk	169
	Operational risk	172
	Other key risks	177
	Financial crime risk	177
	Legal risk	179
	Strategic and business risk	179
	Reputational risk	180
	Model risk	181

80    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk governance
INTRODUCTION
Santander UK Group Holdings plc is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy with some overlap in membership, albeit the principal business activities of the Santander UK group are carried out by Santander UK plc and its subsidiaries (the Santander UK plc group). The Company’s Risk Frameworks have been adopted by its subsidiaries to ensure consistent application.
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance, withstand stresses, such as the impacts of the Covid-19 pandemic, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.
In 2020, the Covid-19 pandemic had a material impact on our business and financial performance, and our risk profile. The main impacts were felt in credit risk and operational risk, although other risks such as conduct and reputational risk were also affected. In response, we managed the evolution of our credit and operational risk profiles across the business. Challenges remain, such as the significant increase in cyber and fraud risk seen across the industry. We have prioritised monitoring and oversight of these and other key operational risks with enhanced reporting and input to IT strategy, data management and business transformation. Detailed discussions of the impact of Covid-19 on specific risk types are set out in the relevant sections of this Risk review and summarised in the 'Risk management overview' in the Strategic report.
RISK FRAMEWORK
How we define risk
Risk is any uncertainty about us being able to achieve our business objectives. It can be split into a set of key risk types, each of which could affect our results and our financial resources. Enterprise wide risk is the aggregate view of all the key risk types described below:

Key risk types	Description
Credit	The risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.
Market
Banking market risk – the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through a change to revenues, assets, liabilities and off-balance sheet exposures in the banking book.
Trading market risk – the risk of changes in market factors that affect the value of positions in the trading book.

Liquidity	The risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.
Capital	The risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements and market expectations.
Pension	The risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.
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
Cyber – We rely extensively on the use of technology across our business. It is critically important that we give our customers a secure environment in which to deal with us, especially when the threat from cyber criminals is so prevalent and more sophisticated than ever. Failure to protect the data assets of Santander UK and its customers against theft, damage or destruction from cyber-attacks could result in damage to our reputation and direct financial losses.
Change and transformation – A key part of our business strategy is to develop and deliver new banking channels and products. We are also implementing a large number of regulatory and legal changes, impacting all areas of our business.
People – People risk include all risks related to employees and third parties working for us, covering resource management, health & safety and employee relations.

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
Strategic and business risk – the risk of significant loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.
Reputational risk – the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.
Model risk – the risk that the predictions of our models may be inaccurate, causing us to make sub-optimal decisions, or that a model may be used inappropriately.

Santander UK Group Holdings plc    81

Annual Report 2020 | Risk review

Top and emerging risks
Several of our key risk types also have top risks associated with them. We regularly review the top risks that could impact our business, customers and shareholders, and they are monitored monthly at the ERCC and BRC. The top risks we actively monitored over 2020 are set out in the relevant section of this Risk review and summarised in the ‘Top risks’ section of the 'Risk management overview' in the Strategic report. Our top risks included the first and second order risks arising from Covid-19, Brexit, capital strength, financial crime, conduct and operational risks.
We also regularly review emerging risks that could impact our business, customers and shareholders, including regular review and discussion at the ERCC and BRC. The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as regulation, markets, technology, competition, customers, geo-politics, environment (including climate change), and social and economic changes. Emerging risks actively monitored over 2020 are set out in the relevant section of this Risk review and summarised in the ‘Emerging risks’ section of the 'Risk management overview' in the Strategic report.
We introduced six new emerging risks to our risk radar in 2020, several of which reflected the impact of the Covid-19 pandemic. They consisted of negative rates, extended government involvement in the banking industry, an extended period of economic contraction, high inflation, disruption of macro-economic factors, and other environmental and social issues. We also continued to monitor previously identified emerging risks including changing customer behaviour, rapid technological change, LIBOR transition and climate change.
Key elements
Our Risk Framework sets out how we manage and control risk. In 2020, we updated it with a new standard to consider the impact for risks related to climate change and also added additional controls to deal with potential conflicts of interest which might affect Santander UK.
As a group, Banco Santander supports the recommendations of the TCFD, which were published with the aim of improving disclosure of climate financial risks and opportunities. We also welcome the UK developments of the PRA and FCA to improve management and disclosure of climate change related risks. In October 2019, we submitted an initial implementation plan to the PRA to address the expectations set out Supervisory Statement 3/19 ‘Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change’. Alongside this plan, responsibility for climate related financial risks was added to the Statement of Responsibility of the CRO as SMF holder. Delivering on our plan will be a multi-year programme. We are targeting the end of 2022 to achieve full adoption, aligned to the implementation path as set out in the TCFD recommendations.
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
The Board reviews and approves our Risk Culture Statement every year. Senior executives are responsible for promoting our risk culture from the top. They drive cultural change and increased accountability across the business. We reinforce our Risk Culture Statement and embed our risk culture in all our business units through our Risk Framework, Risk Certifications and other initiatives. This includes highlighting that:
–It is everyone’s personal responsibility to play their part in managing risk
–We must Identify, Assess, Manage and Report risk quickly and accurately
–We make risk part of how we assess our people’s performance and how we recruit, develop and reward them
–Our internal control system is essential to ensure we manage and control risk in line with our principles, standards, Risk Appetite and policies.
We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms that they have managed risk effectively in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions to be taken to correct them. This is a tangible sign of the personal responsibility that is such a key part of our risk culture.
Our risk culture programme – I AM Risk
The Covid-19 pandemic has created additional risks in our business. At the same time, we continue with significant transformation programme activities, while dealing with a highly competitive financial services sector and a challenging political and regulatory environment. At times of change, it is important that we make the decisions that help us achieve our goals while supporting and protecting our colleagues and customers. I AM Risk continues to play a key part in our aim to be the best bank for our people, customers, shareholders and communities. Our I AM Risk approach aims to make sure our people:

–Identify risks and opportunities –Assess their probability and impact –Manage the risks and suggest alternatives –Report, challenge, review, learn and ‘speak up’.
I AM Risk is how we make risk management part of everyone’s life as a Santander UK employee from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk to speak up and to come up with ideas. We use I AM Risk in our risk certifications, policies, frameworks and governance, and risk-related communications. We also include it in reward arrangements and in mandatory training. To support general awareness, our learning websites includes e-learning videos and factsheets.
As part of I AM Risk, we include mandatory risk objectives for all our people in our performance management processes – from our Executive Committee to branch staff. The Executive Committee leads our culture initiatives under the CEO’s sponsorship. In our most recent employment engagement survey, 94% of employees recognised their personal responsibility for the risks they face in their day-to-day work. This demonstrates how we have embedded risk management in our culture.
82    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Risk governance

I AM Risk in Action - Our Covid-19 Response
Our I AM Risk ethos was demonstrated through our response to the Covid-19 pandemic when we were faced with the rapid deployment of colleagues to remote working. This required a comprehensive review of the increased risks of remote working by all areas of the business. In addition, we devised additional mandatory training material at pace, in order to support our colleagues in their new working environments and to help them protect our customers. As the pandemic progressed and our colleagues were returning or continuing to work in our branches and offices, we created training to support them and to help them comply with the relevant government guidelines.
I AM Risk Week 2020
In November 2020, we once again joined colleagues from across the Banco Santander group to celebrate our risk culture, with an emphasis on our Speak Up behaviour. During this time, we encouraged our colleagues to use our I AM Risk resources to:
–Use our new and dynamic Speaking Up Channels Guide on the intranet to help find the right channels to raise any concerns
–Recognise a colleague for good risk behaviour
–Share a story of how an individual or team have taken personal accountability for risk.
Our risk governance structure
We are committed to the highest standards of corporate governance in every part of our business, including risk management. For details of our governance, including the Board and its Committees, see the ‘Governance’ section of this Annual Report. The Board delegates certain responsibilities to Board Level Committees as needed and where appropriate. Our risk governance structure strengthens our ability to identify, assess, manage and report risks, as follows:
–Committees: A number of Board and Executive committees are responsible for specific parts of our Risk Framework
–Key senior management roles: A number of senior roles have specific responsibilities for risk management
–Risk organisational structure: We have the ‘three lines of defence’ model built into the way we run our business.

Committees
The Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities
The Board (including the Santander UK plc Board)	–Has overall responsibility for business execution and for managing risk
–Reviews and approves the Risk Framework and Risk Appetite.
Board Risk Committee (BRC)	–Assesses the Risk Framework and recommends it to the Board for approval
–Advises the Board on our overall Risk Appetite, tolerance and strategy
–Oversees our exposure to risk and our strategy and advises the Board on both
–Reviews the effectiveness of our risk management systems and internal controls.
Board Responsible Banking Committee	–Responsible for culture and operational risk from conduct, compliance, competition, financial crime & legal matters
–Reviews reports from the CLRO on the adequacy and effectiveness of the compliance function
–Ensures that adequate and effective control processes are in place to identify and manage reputational risks
–Oversees our Corporate Social Responsibility programme and how it impacts on employees, communities, the environment including sustainability and climate change, reputation, brand and market positioning.

Board Audit Committee	–Monitors and reviews the financial statements integrity, and any formal announcements on financial performance
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function.
–Oversees the independence and performance of our auditors.
Board Remuneration Committee	–Oversees implementation of remuneration policies, ensuring they promote sound and effective risk management.
The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee	–Reviews business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve.
–Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken.
Senior Management Committee	–Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged
–Reviews updates on key risk issues, customer, reputational and conduct matters.
Executive Risk Control Committee (ERCC)	–Reviews Risk Appetite proposals before they are sent to the Board Risk Committee and the Board to approve
–Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
–Reviews and monitors our risk exposures and approves any corrective steps we need to take.
Asset and Liability Committee (ALCO)	–Reviews liquidity risk appetite (LRA) proposals
–Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board
–Reviews and monitors key asset and liability management activities to ensure we keep our exposures within our Risk Appetite.
Pensions Committee	–Reviews pension risk appetite proposals
–Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding
–Consults with the pension scheme trustees on the scheme’s investment strategy.
Capital Committee	–Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework
–Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve.
Incident Accountability Committee	–Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments
–Presents recommendations to the Board Remuneration Committee.
Credit Approval Committee	–Approves corporate and wholesale credit transactions which exceed levels delegated to lower level forums or individuals.
Investment Approval Committee	–Approves equity type investment transactions which exceed levels delegated to lower level approval forums or individuals.
Financial Crime Committee
–Ensures due reporting, consideration, oversight and informed decision making regarding compliance by the Company and its subsidiaries with financial crime laws and regulations, and best industry practice aligned to the Company’s stated risk appetite.

Santander UK Group Holdings plc    83

Annual Report 2020 | Risk review

Key senior management roles
Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities
Chief Executive Officer	The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO must also ensure we have a suitable system of controls to manage risks and report to the Board on it.
Chief Risk Officer (CRO)	As Risk Division leader, oversees and challenges risk activities, and ensures lending decisions are made within our Risk Appetite. Accountable for control and oversight of credit, market, liquidity, capital, pension, strategic & business, operational and model risk.
Chief Legal and Regulatory Officer (CLRO)	Accountable for the control and oversight of legal, conduct and regulatory, reputational and financial crime risk, and is responsible for reporting on these risks to the CRO, to provide the CRO with a holistic enterprise wide view of all risks.
Chief Financial Officer	Responsible for developing strategy, leadership and management of the CFO Division. In supporting our corporate goals within our risk appetite, the CFO is responsible for managing interest rate, liquidity, pension and capital risks. The CFO aims to maximise the return on Regulatory and Economic Capital, ensuring transactions create value with the right risk-based profile.
Chief Internal Auditor (CIA)	Designs and uses an audit system that identifies key risks and evaluates controls. The CIA also develops an audit plan to assess existing risks that involve producing audit, assurance and monitoring reports.
Money Laundering Reporting Officer (MLRO)	Responsible to the CLRO for control and oversight of financial crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the FCA.
Risk organisational structure
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
Line 1: Business Units and Business Support Units identify, assess and manage the risks which originate and exist in their area, within our Risk Appetite.
Line 2: Risk Control Units are independent monitoring and control functions. They are under the executive responsibility of the CEO, but responsible to the CRO for overseeing the first line of defence. They make sure Business Units and Business Support Units manage risks effectively and within our Risk Appetite. The Risk Control Units are: Financial Crime; Conduct & Compliance, responsible for controlling reputational and conduct & regulatory risks; Legal; and Risk, responsible for controlling credit, market, liquidity, capital, pension, strategic and business, operational and model risks.
Line 3: Internal Audit is an independent corporate function. It gives assurance on the design and effectiveness of our risk management and control processes.
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
–We always aim to have enough financial resources to continue to do business in adverse but plausible stressed economic and business conditions, as well as to survive a very severe stress that would deplete our capital reserves
–We should be able to predict how our income and losses might vary – that is, how volatile they are. That applies to all our risks and lines of business
–Our earnings and dividend payments should be stable, and in line with the return we aim to achieve
–We are an autonomous business, so we always aim to have strong capital and liquidity resources
–The way we fund our business should be based on diverse funding sources and duration. This helps us avoid relying too much on wholesale markets
–We set controls on large concentrations of risk, like single customers or specific industries
–There are some key risks we take, but for which we do not actively seek any reward, like operational, conduct and regulatory, financial crime, legal and reputational risk. We take a risk-averse approach to these risks
–We comply with all regulations – and aim to exceed the standards they set
–Our pay and bonus schemes should support these principles and our risk culture
–We always aim to earn the trust of our people, customers, shareholders and communities.
How we describe the limits in our Risk Appetite
Our Risk Appetite sets out detailed limits for different types of risk, using metrics and qualitative statements.
Metrics
We use metrics to set limits on losses, capital, liquidity and concentration. We set:
–Limits for losses for our most important risks, including credit, market, operational and conduct risk
–Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure economic capital (EC)
–Liquidity limits according to a range of plausible stress scenarios for our business
–Concentration limits, to determine the maximum concentration level that we are willing to accept.
These limits apply in normal business conditions, but also when we might be experiencing a far more difficult economic environment. A good example of this might be when the UK economy is performing much worse than we expected, such as in 2020 due to the Covid-19 pandemic. We refer to conditions like this as being under stress. See more on EC and stress scenarios on the next page.
Qualitative statements
For some types of risk we also use qualitative statements that describe in words the appetite we want to set. For example, in operational risk, we use them to describe our risk-averse appetite for cyber risk. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.
How we set our Risk Appetite, and stay within it
We control our Risk Appetite through our Risk Appetite Framework. Our Board approves and oversees our Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects changes in the markets and economic environment in which we operate, such as due to the Covid-19 pandemic. Our ERCC is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this they monitor our performance against our Risk Appetite, business plans and budgets each month.
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
Santander UK Group Holdings plc    85

Annual Report 2020 | Risk review

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
Scenarios for stress testing
To see how we might cope with difficult conditions, we regularly develop challenging scenarios that we might face. We consult a broad range of internal stakeholders, including Board members, when we design and choose our most important scenarios. The scenarios cover a wide range of outcomes, risk factors, time horizons and market conditions. They are designed to test:
–The impact of shocks affecting the economy as a whole or the markets we operate in
–Key potential vulnerabilities of our business model, and the processes and systems which support it
–Potential impacts on specific risk types.
We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example, the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. One of the scenarios used in 2020 considered a further level of stress to the UK economy driven by a resurgence of the coronavirus cases in Q4 2020. This scenario is characterised by a double dip in GDP growth and unemployment reaching near 12%. We use a comprehensive suite of stress scenarios to explore sensitivities to market risk, including those based on historical market events.
How we use stress testing
We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:
–Our business plan, and its assessment against our Risk Appetite
–Our capital strength, through our ICAAP
–Our liquidity position, through our ILAAP
–Impacts on other risk types.
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
Regulatory stress tests
We take part in a number of external stress testing exercises. These can include stress tests of the UK banking system conducted by the PRA. We also contribute to stress tests of Banco Santander SA conducted by the European Banking Authority (EBA).
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
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2020, the largest category continued to be credit risk in Retail Banking, which accounted for more than half of our risk-weighted assets. This reflects our business strategy and balance sheet.
For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.
86    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Credit risk

Overview
Credit risk is the risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for which we have assumed a financial obligation.
Santander UK group level
We start by discussing credit risk at a Santander UK group level. We set out how our exposures arise, our types of customer and how we manage them, and our approach to credit risk across the credit risk lifecycle. We discuss our ECL approach and the key inputs to our ECL model. We also summarise various Covid-19 support measures provided to our customers and their impact on ECL. We then analyse our key metrics, credit performance and forbearance, and highlight how Covid-19 affected them where relevant.
Business segments
Then we cover Retail Banking separately from our other business segments – Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre – in more detail.
Key metrics Stage 3 ratio increased to 1.42% (2019: 1.15%). Loss allowances increased to £1,377m (2019: £863m). Average LTV of 64% (2019: 65%) on new mortgage lending.

Credit risk – Santander UK group level
SANTANDER UK GROUP LEVEL – CREDIT RISK MANAGEMENT
Exposures (audited)
Exposures to credit risk arise in our business segments from:

Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre
–Residential mortgages, business banking, consumer (auto) finance and other unsecured lending (credit cards, personal loans and overdrafts). –We provide these to individuals and small businesses.
–Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.
–We provide these to SMEs and mid corporates, Commercial Real Estate and Social Housing associations.
–Loans, bank accounts, treasury services, treasury markets activities, trade finance, receivables discounting and cash transmission. –We provide these to large corporates and financial institutions.
–Asset and liability management of our balance sheet, as well as our non-core and Legacy Portfolios being run down.
–Exposures include sovereign and other international organisation assets that we hold for liquidity.

The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report some customer assets in Corporate & Commercial Banking rather than in Business Banking (in Retail Banking), some non-core corporate mortgages in Corporate & Commercial Banking rather than in Corporate Centre, and a number of smaller business lines in Corporate Centre rather than in Corporate & Investment Banking. See Note 2 for more information.
Our types of customers and how we manage them
We manage credit risk across all our business segments in line with the credit risk lifecycle that we show in the next section. We tailor the way we manage risk to the type of customer. We classify our customers as standardised or non-standardised:

Standardised	Non-standardised
–Mainly individuals and small businesses. Their transactions are for relatively small amounts of money and share similar credit characteristics.	–Mainly medium and large corporate customers. Their transactions are for larger values and have more diverse credit characteristics.
–We manage risk using automated decision-making tools. These are backed by teams of expert analysts.	–We manage risk through expert analysis with support from internal risk assessment models.

For many of our business customers, the impact of the Covid-19 pandemic has been extreme with, in some cases, revenue streams disappearing overnight and cash flows becoming very challenged. Many businesses that had been performing well were suddenly faced with considerable unforeseen challenges. Given the scale of these issues and their impact on the wider economy, it is understandable that the UK Government wanted to provide financial help and recognised that one of the most efficient ways to do so quickly was through the banking sector.

The result was the rapid development, introduction and implementation of the government-backed loan schemes, BBLS, CBILS and CLBILS. We mobilised quickly to implement these schemes in a way that allowed our customers to get much needed support quickly. In a matter of months, we granted such loans to circa 150,000 customers totalling £4.6bn, consisting of £4.0bn BBLS, £0.4bn CBILS and £0.2bn CLBILS. These loans ensured that our customers had liquidity to allow them to survive, and adapt their business models to the new environment. Almost all of our government-backed loans have been to existing customers, with an incredible 111,000 BBLS loans made to existing customers who had never borrowed from us before. Almost all of the remainder of the BBLS loans have been made to existing borrowers.

The rapid support provided to so many of our business customers has strengthened and deepened many of our customer relationships.
Covid-19 loan schemes
Santander UK Group Holdings plc    87

Annual Report 2020 | Risk review

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
1. Risk strategy and planning (audited)
All relevant areas of the business work together to create our business plans. We aim to balance our strategy, goals, and financial and technical resources with our Risk Appetite. To do this, we focus on economic and market conditions and forecasts, regulations, conduct matters, profitability, returns and market share. The result is an agreed set of targets and limits that help us direct our business.
2. Assessment and origination (audited)
Managing credit risk begins with lending responsibly. That means only lending to customers who can afford to pay us back, even if things get tighter for them, and are committed to paying us back. We perform a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. These decisions are made with authority from the Board and consider:
–The credit quality of the customer
–The underlying risk and how we can mitigate it, such as through netting or collateral, or participation in Government-sponsored programs, such as the coronavirus support loan schemes introduced in 2020
–Our risk policy, limits and appetite
–Whether we can balance the amount of risk we face with the returns we expect, and
–Assessment of customer affordability.
We lend responsibly by having a number of prohibitions and restrictions on a range of activities. For details, see the 'Other business segments - credit risk management' section.
3. Monitoring (audited)
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
Credit concentrations
A core part of our monitoring and management is a focus on credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set concentration limits in line with our Risk Appetite and review them on a regular basis. We track how concentrated our portfolios are using a range of criteria, these include geographies, economic sectors, products and groups of customers.
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
4. Arrears management (audited)
Sometimes our customers face financial difficulty and may fall into payment arrears or breach the conditions of their credit facility. If this happens, we work with them to get their account back on track. We aim to support our customers and keep our relationship with them. To do this, we:
–Find affordable and sustainable ways of repaying to fit their circumstances
–Monitor their finances and use models to predict how they will cope. This helps us put in place the right strategy to manage their debt
–Work with them to get their account back on track as soon as possible in a way that works for them and us
–Monitor agreements we make to manage their debt, so we know they are working.
For more, see the Forbearance section on the next page.
5. Debt recovery (audited)
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
Loan modifications (audited)
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
When we agree to forbearance, we consider that the account has suffered a Significant Increase in Credit Risk (SICR), as we explain later on. We review our loss allowance for it and report the account as forborne. For retail accounts, if an account is in Stage 1 (a 12-month ECL) when we agree forbearance, we transfer it to Stage 2 (a lifetime ECL). For all accounts, if an account is already in Stage 2 when we agree forbearance, we keep it in Stage 2 unless the forbearance arrangement involves an account that is deemed unlikely to pay (defined through a number of events listed in our Classification Policy), the forgiveness of fees and interest or debt, or is being granted multiple forbearances which would put the case into Stage 3 (a lifetime ECL). If an account is already in Stage 3 when we agree forbearance, we keep it in Stage 3. We monitor the performance of all forborne loans. A loan moves from a lifetime ECL to a 12-month ECL once the criteria to exit forbearance have been met, as set out below.
Exit from forbearance or cure
For an account in Stage 3 to exit forbearance, all the following conditions must be met:
–The account has been classed as Stage 3 for at least one year since the end of the latest forbearance strategy
–The account is not deemed unlikely to pay
–The account is no longer in arrears, and the customer has no other material debts with us which are more than 90 days in arrears.
If all the conditions are met, the account is re-classed as Stage 2 forbearance until the Stage 2 forbearance exit conditions set out below are also met.
For an account in Stage 2 to exit forbearance, all the following conditions must be met:
–The account has been classed as Stage 2 for at least two years since the end of the latest forbearance strategy
–The account has been performing, i.e. the customer is no longer in financial difficulty
–Meaningful capital and interest repayments have been made for at least 50% of the two year period
–The account is no longer in arrears, and the customer has no other material debts with us which are more than 30 days in arrears.
Other modifications
When a customer is not showing any signs of financial difficulties, we can also change the terms of their loan. We do this to assist them to manage their financial liabilities. In addition, since March 2020, we have provided mortgage customers with payment holiday terms in line with UK Government and FCA guidance. Similar payment holidays have also been granted in respect of consumer (auto) finance, personal loans, credit cards, businesses and corporates. For more on this, see 'Covid-19 Support measures'.
Loans for customers who were provided with payment holidays were considered to have the contract terms modified. The granting of a payment holiday on its own was not considered to be a Significant Increase in Credit Risk (SICR) event, nor was it considered a default under regulatory definitions. Neither were they considered to have been granted forbearance. For customers who have needed further financial support after the payment holiday period, we help them by offering assistance in line with our policies.

Risk measurement and control
We measure and control credit risk at all stages across the credit risk lifecycle. We have a range of tools, processes and approaches, but we rely mainly on:
–Credit control: as a core part of risk management we generate, extract and store accurate, comprehensive and timely data to track credit limits. We use internal data and data from third parties like credit bureaux.
–Models: we use models widely to measure credit risk and capital needs. They range from statistical and expert models to benchmarks.
–Review: we use formal and informal forums to approve, validate, review and challenge our risk management. We do this to help predict if our credit risk will worsen.

Key metrics (audited)
We use a number of key metrics to measure and control credit risk, as follows:

Metric	Description
Expected Credit Loss (ECL)	ECL tells us what credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since origination. We explain how we calculate ECL below.
Stages 1, 2 and 3	We assess each facility’s credit risk profile to determine which stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages including monitoring of coverage ratios for each stage. We explain how we allocate a facility to Stage 1, 2 or 3 below.
Stage 3 ratio	The Stage 3 ratio is total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures. The Stage 3 ratio is the main indicator of credit quality performance.
Expected Loss (EL)	EL is based on the regulatory capital rules of CRD IV and gives us another view of credit risk. It is the product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality. There are differences between regulatory EL and IFRS 9 ECL, which we set out below. The rest of our Risk review, impairments, losses and loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS accounting policy on impairment, see Note 1 to the Consolidated Financial Statements.
We also assess risks from other perspectives, such as geography, business area, product and process to identify areas we need to focus on. We also use stress testing to establish vulnerabilities to economic deterioration. Our business segments tailor their approach to credit risk to their own customers, as we explain later on.
Santander UK Group Holdings plc    89

Annual Report 2020 | Risk review

Key differences between regulatory EL and IFRS 9 ECL models
There are differences between the regulatory EL and the IFRS 9 ECL approaches. Although our IFRS 9 models use the existing Basel advanced IRB risk components, we need to make several adjustments to ensure the outcome is in line with the IFRS 9 requirements, i.e. the financial reporting standard we use, as follows.

	Basel advanced IRB EL	IFRS 9 ECL
Rating philosophy	Mix of point-in-time, through-the-cycle or hybrid	Point-in-time, forward-looking. Considers a range of economic scenarios
Parameters calibration	Contains regulatory floors and downturn calibration	Unbiased estimate, based on conditions known at the balance sheet date
Calculation timing	Considers aggregation of possible default events in the next 12 months	Considers monthly calculation of parameters, for all possible future default dates. First 12 months are used for Stage 1, full lifetime for Stages 2 and 3
Probability of Default (PD)	PD in the next 12 months	Includes forward-looking economic data and removes conservatism. PD in next 12 months for Stage 1, lifetime for Stages 2 and 3
Loss Given Default (LGD)	Lifetime LGD for defaults in the next 12 months	Modelled without regulatory floors and exclusion of indirect costs
Exposure at Default (EAD)	Exposure at the point of default if the customer defaults in the next 12 months	Floored at amount owed, except on some revolving facilities. Recognises ability for exposure to reduce from the balance sheet date to default date
SICR	Does not include SICR concept	Includes SICR concept
Discounting applied	At the weighted average cost of capital to the default date	At the effective interest rate (EIR) to the balance sheet date

Recognising ECL (audited)
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

Multiple economic scenarios and probability weights (audited)
For all our portfolios, except CIB, we use five forward-looking economic scenarios. For 2020, they consist of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.
(i) For all our portfolios, except CIB
Our forecasting approach
We derive our scenarios in part by using a set of parameters in GDP fan charts published by the Office for Budget Responsibility (OBR). To avoid major changes to the scenarios due to changes in the OBR fan charts, we place more weight on the long-run outlook of the fan charts rather than relying solely on each individual release as this can create large swings in the scenarios which may not be appropriate. We use the OBR fan charts to calculate our GDP paths for each scenario. For 2020 this applied to the Upside 1, Downside 1 and Downside 2 scenarios. These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to illustrate the uncertainty regarding the outcome of a variable, in this case GDP.
We use the 0.6 fan chart path for our Upside 1 scenario and the 0.3 path for Downside 1. For Downside 2 we use a blend of the Downside 1 scenario and the base case rather than the 2008/09 recession, which is used under BAU. This is because the fall in GDP in the base case is markedly higher than the one seen in 2008/09, due to the lockdown restrictions imposed due to Covid-19. This means that in the longer run the GDP levels in our Downside 1 and 2 scenarios converge. To ensure that Downside 2 is kept consistent with any changes to the OBR fan charts, we calculate the Downside 2 GDP by taking the percentage difference between Downside 2 and Downside 1 GDP in the original forecast and applying this difference to the new Downside 1.
Once we have established the GDP paths for each scenario, we run them through the Oxford Global Economic Model (OGEM) to derive the other macroeconomic variables, such as unemployment and house prices. These variables are the product of the GDP growth paths we have forecast and the output of the OGEM for these growth paths. We then impose a Bank Rate profile for each scenario using expert judgement. We determine the Bank of England Bank Rate (Bank Rate) by using the base case Bank Rate profile and adjusting this for each of the four other scenarios. To do this, we firstly consider what each of the scenarios is trying to achieve.
For the upside scenario, which has a higher growth path and rising productivity growth, we allow for a managed tightening of the monetary stance, so we assume small increases in Bank Rate. In contrast, for Downside 2 the scenario shows monetary policy forced into a reactive stance to contain CPI inflation at a time of weakening output growth, so we assume the Bank of England would raise rates in this scenario to bring inflation back to its target rate. The rising Bank Rate profiles are based on forward guidance from the Bank of England, where increases are assumed to be gradual and incremental. For the Downside 1 scenario, this is aligned to the base case forecast as inflation is similar to that of the base case, and for Downside 3, this shows a negative interest rate profile which the Bank of England follows to try and boost growth with inflation remaining low. In this way, our scenarios reflect a range of possible outcomes that the Bank of England may follow for different growth paths.
Our use of five scenarios is designed to reflect different possible outcomes to the base case forecast highlighting the upside and downside risks associated with the central scenario. The downside risks for the UK economy include further waves of Covid-19 leading to restrictions on economic activity, a further and sharper downturn in global growth, a continuation of the very low productivity growth seen in the UK, and a move to a more protectionist agenda for trade. The upside risks are more muted at present and include the smooth implementation of a new free trade agreement with the EU with limited trade frictions caused by customs checks and a recovery in global growth, coupled with a move to more open trade.
We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three-year planning processes, or sooner if there is a material change in current or expected economic conditions (as was the case in Q4 2020 when a second national lockdown was imposed). We refresh all our economic scenarios each quarter to reflect the latest data and OBR fan charts if these have changed, which are then reviewed and approved by the Credit Risk Provisions Forum (CRPF). The CRPF also assesses the probability weights at least once a quarter.
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At the end of 2020, there were no significant differences between our base case forecasts and the consensus views.
In 2020, we were also able to do further peer benchmarking analysis of the economic scenarios using the data the PRA provided, which for Q4 2020 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The conclusion of this analysis demonstrated that our economic scenarios were in line with our peers.
90    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Key changes to our forecasting approach in 2020
In 2020, although the number of alternative scenarios remained the same, we removed the best upside scenario and replaced it with a further downside scenario that reflects the key risks associated with Covid-19. This scenario was developed internally by the Economic Analysis team with the Enterprise Risk team, rather than using a different path from the OBR fan charts, in order to reflect the specific circumstances of Covid-19 and further lockdowns which are unprecedented in the economic history of the UK. In addition there was a slight change to the Downside 1 Bank Rate profile, which in 2019 had Bank Rate rising. In the 2020 scenarios it was decided that in an environment which has seen Bank Rate remain at record lows, there should a be a downside scenario which reflects this status quo i.e. Bank Rate held flat at 10 bps.

Base case
Two key assumptions underpin the base case. Firstly it assumed a trade agreement was negotiated with the EU and that further discussions would take place post 2020 on aspects not covered. However despite the agreement, disruption would still occur in Q1 2021 as firms factor in the additional requirements they need to meet in order to trade. It further assumed that the second national lockdown was followed by the UK entering tier restrictions again and that this system would continue through Q1 2021 and into Q2 2021. However, it did not assume that there would be a third lockdown in Q1 2021. It is normal practice to review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances and we will continue to follow that approach particularly as the advice the UK Government issues is subject to change in this fluid environment. In order to factor in this further lockdown the Q4 2020 weights were updated with 5% removed from both Upside 1 and the base case and put onto Downside 2 and Downside 3. The reason for moving weight to both Downside 2 and Downside 3 is that Downside 3 incorporates a double dip recession, which is now considered more likely given the second lockdown in November 2020 and now a third in January 2021, although it is noted that this is still a very severe scenario and not a replacement for a base case. In terms of Downside 2, the longer restrictions remain in place, the greater the risk of longer-term effects which are reflected in this scenario.

Base case key macroeconomic assumptions
–House price growth: As we move into 2021, with the end of the stamp duty holiday in March 2021, the rise in unemployment, and negative real wage growth, there is likely to be a reduced demand and so lower house prices. As such we expect to see some negative growth towards the end of 2021 but, with the supply side still weak, this will be limited. We are projecting a fall of 2% by the end of 2021.

–GDP: The outlook assumes that the recovery is curtailed by the return of the virus and the second national lockdown which leaves Q4 2020 growth in negative territory with GDP expected to contract by 11.5% in 2020. For 2021, it assumes the gradual easing of restrictions towards the end of Q2 2021 will support a modest rebound in growth.

–Unemployment rate: Unemployment is expected to peak in Q2 2021 at just under 8% as the UK Government’s job support schemes come to an end. With support ending for firms and limited savings left to keep trading, rising insolvency rates trigger a further increase in unemployment. As consumers and businesses become more confident about efforts to contain the coronavirus in the second half of 2021, unemployment falls back gradually. However, given the need for the economy to restructure, unemployment remains at elevated levels compared to recent figures over the remaining forecast period.

–Bank Rate: For the Bank Rate forecast, the base case assumes a flat profile of 10bps with a rise to 25bps at the beginning of 2024. This was based on the view that we have a limited trade agreement by the end of 2020, with inflation expected to remain near target over the five year forecast period. The Monetary Policy Committee will wait to understand how the economy responds to the new economic environment before changing the Bank Rate.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. This is reflected in an average growth expectation of 1.6% pa, the OBR’s latest estimate of the UK’s long run average growth rate. CPI inflation is forecast to be below the 2% target rate in the initial forecast period but returning to target by the end. Nominal earnings growth will fall in 2020 before starting to recover in 2021. This will then support household spending power as we move into 2022. However, the effect of limited business investment on growth will continue as firms look to repay debt that they have taken on due to the lockdown.
In summary, the base case assumes that activity starts to recover as the restrictions are lifted, but that progress will be tempered by the uncertainty around the UK’s new trading relationship with the EU.
Key changes to our base case in 2020
The key changes to our base case assumptions in 2020 were: (i) lower GDP projections in 2020 and 2021 to reflect the impact of the ongoing restrictions on economic activity due to Covid-19; (ii) the unemployment rate, whilst lower than expected given the government furlough scheme, peaks in Q2 2021 and only slowly recovers as firms adapt to the new economic environment; (iii) there is negative house price growth for 2021 as the stamp duty holiday ends and unemployment rises; and (iv) the Bank Rate profile is held flat at 0.10% until Q1 2024, when there is a rise to 0.25% and remains flat over the rest of the forecast period.
Other scenarios
Based on this revised base case, we have reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) a significant rise in Covid-19 cases and further lockdown measures being imposed; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) higher inflation; (iv) the long-term effects caused by higher and longer unemployment rates or higher and longer unemployment rate persisting, increasing the natural rate of unemployment; (v) a vaccine or treatments being developed at a quicker pace; and (vi) the global economy bouncing back more swiftly than expected.
In order to reflect these potential outcomes, we decided to continue to use the base case and four additional scenarios, which management considers to provide a range wide enough to reflect all of the above potential outcomes. However, as the risks remain skewed to the downside, to reflect these outcomes sufficiently, we concluded that only one upside scenario would be needed to reflect the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.
The four scenarios are as follows:
One upside scenario
All our Q4 2020 scenarios reflect a sharp recession in 2020, although a modest upside scenario remains appropriate based on vaccines being distributed quickly and effectively to the population, with a faster global recovery and the UK quickly concluding trade agreements with a number of countries after leaving the EU, along with minimum effective tariffs. It is also based on productivity growth recovering. HPI for Upside 1 is less positive than for the base case and is based on the HPI equations built into the OGEM and the particular GDP profile used, whereas our base case reflects our planning view which allows for flexibility to align what is currently seen in the market to the outlook of the economic variable forecast.
Three downside scenarios
Downside 1 assumes further local/regional lockdowns as we move through 2021 than in the base case as a means of controlling increases in infection rates, which in turn impact economic growth as the vaccine(s) is not as effective in reducing the virus outbreak as hoped. The scenario also reflects a fall in demand for housing leading to significant downward price corrections over the next five years with a peak to trough of negative 10%. It assumes trade agreements with other countries being negotiated over the forecast period, but fewer than in the base case.
Santander UK Group Holdings plc    91

Annual Report 2020 | Risk review

Downside 2 reflects a severe downturn with a longer recovery needed (U shape) capturing even more conservatism and lack of confidence in terms of spending by consumers with the higher levels of unemployment. For businesses it reflects a slower return to profitability and more insolvencies as the rollout of the vaccine progresses at a slower pace than needed to keep infection rates under control. It retains a rising bank rate profile to ensure there is a scenario which encapsulates rising inflation. However, the rise in interest rates results in a large increase in debt-service costs to households and a rapid undermining of demand in the housing market. House values fall sharply and the combination of rising interest rates and unemployment with falling house prices results in a rising profile of credit impairment losses.
Downside 3 features a double dip in economic activity (W shape) lasting three quarters, with higher unemployment and a sharper fall in house prices compared to the four other scenarios. The fall in GDP of c.11.5% between H2 2020 and H1 2021 is roughly half the fall of c22% in H1 2020, as this assumes that businesses have contingency plans to be able to stay open whilst practising social distancing. The peak in the unemployment rate is similar to that seen in the early 1980s recession peaking at 11.9% in 2021 and remaining in double digits until early 2022, before falling back very gradually. The long term effects of high unemployment result in a permanent hit to potential output, as persistent and elevated uncertainty leads to more job losses and corporate bankruptcies. Sharp falls in house prices (c30%) combined with persistently higher unemployment has particularly adverse consequences for credit impairment charges.
Key changes to our alternative scenarios in 2020
In terms of key changes to our alternative scenarios in 2020, these relate to changes to the base case, historic data for each variable, OBR fan charts and the OGEM. We also updated the way the GDP path is defined in Downside 2 as discussed above. Otherwise we did not make any methodological changes to the scenarios. The combination of these different inputs will mean differences across the variables for each of the alternative scenarios when we update them each quarter. As such it is not possible to pin-point a specific reason for each change as we do not run the inputs in isolation. However, we compare the variables between each quarter and review any large changes to ensure they are not erroneous.
The table sets out the house price growth and unemployment rate for 2020 and 2021, and GDP and Bank Rate for 2020-2022 for each of the five scenarios.

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
House price growth(1)	2020	3.70	3.50	3.70	3.70	3.50
	2021	(4.60)	(2.00)	(5.40)	(11.30)	(19.70)
GDP(2)	2020	(10.50)	(11.50)	(10.50)	(11.10)	(11.50)
	2021	4.80	4.50	4.00	(0.80)	(8.00)
	2022	4.90	6.10	3.60	3.20	3.10
Unemployment rate	2020	6.30	6.80	6.30	6.30	6.80
	2021	6.10	7.50	6.50	8.50	11.40
Bank of England bank rate	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.10	0.10	0.75	(0.50)
	2022	0.75	0.10	0.10	1.75	0.00
(1)Q4 annual growth rate.
(2)GDP is shown as an annual average and all other data points are at 31 December in the year indicated.

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for 2020 and 2019 were:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
2020		%	%	%	%	%
House price growth	5-year average increase/decrease	0.49	1.38	(2.01)	(4.54)	(4.44)
	Peak/(trough) at (1)	2.45	7.11	(9.65)	(20.72)	(20.32)
GDP	5-year average increase/decrease	0.75	0.39	(0.38)	(0.98)	(2.82)
	Cumulative growth/(fall) to peak/(trough) (2)	3.82	1.96	(1.88)	(4.80)	(13.33)
Unemployment rate	5-year end period	4.14	5.50	5.84	6.52	7.40
	Peak/(trough) at (1)	6.28	7.90	6.51	8.78	11.90
Bank of England bank rate	5-year end period	1.75	0.25	0.25	2.75	0.00
	Peak/(trough) at (1)	1.75	0.25	0.25	3.00	(0.50)

		Upside 2	Upside 1	Base Case	Downside 1	Downside 2
2019		%	%	%	%	%
House price growth	5-year average increase/decrease	4.90	3.70	1.60	(1.20)	(9.30)
	Peak/(trough) at (1)	8.10	5.80	2.00	(2.80)	(13.50)
GDP	5-year average increase/decrease	2.40	2.00	1.60	0.70	0.20
	Cumulative growth/(fall) to peak/(trough) (2)	1.50	1.00	0.70	(1.10)	(5.60)
Unemployment rate	5-year end period	1.90	2.70	4.00	5.60	7.40
	Peak/(trough) at (1)	1.88	2.73	4.10	5.64	7.84
Bank of England bank rate	5-year end period	2.00	2.00	0.75	2.00	2.25
	Peak/(trough) at (1)	2.00	2.00	0.75	2.00	3.00
(1)For GDP and house price growth it is the peak to trough change over the 5 year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(2)This is the cumulative growth for the 5 year period.
92    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
The historical and forecast growth rates for the GDP assumptions we use for scenario modelling
The evolutions of the historical and forecast growth rates for the GDP assumptions we used for scenario modelling at 31 December 2020 and 31 December 2019 were:
GDP assumptions applied at 31 December 2020

GDP assumptions applied at 31 December 2019
Our forecasting period for GDP is five years and then we revert to the average trend growth over three years based on the OBR’s long-run GDP forecast.
For GDP assumptions applied at 31 December 2020, in the Downside 2 and Downside 3 scenarios the economy reaches a cyclical low in Q1 2021 and Q2 2021 respectively, after which GDP increases. In all scenarios, we assume that GDP will have reverted to the OBR’s long-run forecast rate after Q4 2028. The reversion to mean for all macroeconomic variables is expected to take three years after the initial five-year forecast period.

Santander UK Group Holdings plc    93

Annual Report 2020 | Risk review

Scenario weights
Given the change in scenarios for Q4 2020, we undertook a full review of the probability weights applied to the scenarios. The setting of probability weights needs to consider both the probability of the forecast economic scenarios occurring whilst ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support the initial assessment of how likely a scenario is to occur, we would typically undertake a Monte Carlo analysis which would ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring and therefore assign a probability weight to that scenario. However, a key challenge with this approach in a stressed environment is that the extreme GDP forecasts for the downside scenarios all fall in the last percentile which results in all of the new downside scenarios attracting very low probability weights.
Given this issue, we performed a similar analysis on a more limited time period relating to the global financial crisis in 2007-2012, as this reflected better the current UK outlook. In this case, the base case 5 year compound annual growth rate (CAGR) sat in the middle of the distribution, which is what is expected to occur. It also showed a ranking in terms of the weights to apply to the additional downside scenarios, and was able to show that the Downside 2 scenario should have a higher weight than Downside 3.
However, we also need to consider the UK economic and political environment when applying weights. The scenarios were developed in Q4 2020 and within this period there was considerable change, particularly relating to where UK regions sat within the tiers. For example, London moved through 4 different stages within a two week period. With the circumstances changing again in January 2021, although the Monte Carlo analysis would suggest keeping the weights from Q3 2020 and provides a useful starting point, it was clear that the move to a third lockdown in Q1 2021 would result in greater downside risks than would have been reflected by using the Q3 2020 weights. Therefore the weights were updated to reflect these further changes to the balance of risks moving forward. For the Q4 2020 weights, 5% was removed from both Upside 1 and the base case and put onto Downside 2 and Downside 3. The reason for moving weight to both Downside 2 and Downside 3 is that Downside 3 incorporates a double dip recession, which is now considered more likely given the second lockdown in November 2020 and now a third in January 2021, although it is noted that this is still a very severe scenario and not a replacement for a base case. In terms of Downside 2, the longer restrictions remain in place, the greater the risk of longer-term effects which are reflected in this scenario.
The scenario weights we applied for 2020 and 2019 were:

	Upside 1	Base case	Downside 1	Downside 2	Downside 3
Scenario weights	%	%	%	%	%
2020	5	45	15	25	10

	Upside 2	Upside 1	Base Case	Downside 1	Downside 2
Scenario weights	%	%	%	%	%
2019	5	10	40	30	15

ii) For our CIB portfolios

Our forecasting approach
The scenario we applied for CIB is an overlay calculation which is used for the overlay in provisions estimation, due to Covid-19. This is the same methodology as adopted since Q2 2020. The Long Run scenario is based on a long run view (rather than point in time) and is prepared in the context of a long-term stable outlook where the structural deterioration is materialized to quantify the overlay to account for the macroeconomic worsening. This is to avoid excessive volatility and considered appropriate due to the size of the portfolio. No weights are applied.
Key changes to our forecasting approach in 2020
The approach taken in 2020 is different to that of 2019. In 2019 the approach was to forecast global growth rates for three different scenarios (Base case, Upside and Downside) and apply weights to those. These were then used across Banco Santander to ensure consistent treatment of these large and/or international counterparties across the Banco Santander group.
Scenario weights
The scenario weights we applied to the scenarios for our CIB portfolio for 2020 and 2019 were:

	Upside	Base case	Downside
Scenario weights	%	%	%
2020	N/A	N/A	N/A
2019	30	40	30
As noted above, no scenario weights were applied to our CIB portfolio for 2020 as it is a single scenario based on a long-run view, rather than a point in time.
Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for our CIB portfolio for 2020 and 2019 were:

GDP assumption				%
2020	Long Run global growth scenario (1)			1.3

		Upside	Base case	Downside
GDP assumption		%	%	%
2019	5 year average increase/decrease	3.7	3.5	3.0
	Cumulative growth/(fall) to peak/(trough)(2)	0.3	0.5	(1.2)
(1)The Long Run scenario is the average annual global growth rate over the 5 year period 2020 to 2024.
(2)The Cumulative growth/(fall) refers to the cumulative change from the last historical data point for GDP growth to the peak (for Upside scenarios) or to the trough (for Downside scenarios).

94    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Sensitivity of ECL allowance
At 31 December 2020, the probability-weighted ECL allowance totalled £1,377m (2019: £863m), of which £1,344m (2019: £813m) related to exposures in Retail Banking, Corporate & Commercial Banking and Corporate Centre, and £33m (2019: £50m) related to exposures in Corporate & Investment Banking. The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios and, depending on the weights chosen, this could have a material effect on the ECL allowance. In addition, the ECL allowance for residential mortgages, in particular, is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the Santander UK group’s reported ECL allowance and profit before tax. Sensitivities to these assumptions are set out below.

Scenario weights
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
As described above, our CIB segment uses a single forward-looking economic scenario for 2020 (2019: three scenarios). However, the three scenarios are still used within the model, with a PMA held to increase provisions up to the level required in the single scenario. In order to present a consolidated view in a single table and show variation from the forward-looking component, the three scenarios are presented in the table with the overlay value added to each scenario. As all other segments use five scenarios (2019: five scenarios), interpolation is also required. Data from the CIB Upside scenario is presented in the Upside 1 Column, the Downside scenario is in the Downside 3 column, the Base Case is in the Base Case column and values in Downside 1 and Downside 2 are interpolated from the Base Case and Downside scenarios. At 31 December 2019, the data for CIB in the table below presents the CIB Upside scenario in the Upside 2 column, the CIB Downside scenario in the Downside 2 column, and interpolated data for CIB in the Upside 1 and Downside 1 columns.

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
2020	£m	£m	£m	£m	£m	£m
Exposure	328,792	328,792	328,792	328,792	328,792	328,792
Retail Banking	213,323	213,323	213,323	213,323	213,323	213,323
–of which mortgages	183,077	183,077	183,077	183,077	183,077	183,077
CCB	24,503	24,503	24,503	24,503	24,503	24,503
CIB	11,646	11,646	11,646	11,646	11,646	11,646
Corporate Centre	79,320	79,320	79,320	79,320	79,320	79,320

ECL	1,377	1,129	1,222	1,301	1,613	1,802
Retail Banking	706	610	587	661	850	863
–of which mortgages	280	213	207	253	390	415
CCB	603	485	575	567	671	824
CIB	33	5	26	40	53	66
Corporate Centre	35	29	34	33	39	49

	%	%	%	%	%	%
Proportion of assets in Stage 2	5.2	4.5	4.6	4.6	6.5	6.7
Retail Banking	5.3	4.6	4.6	4.6	7.1	6.9
–of which mortgages	5.7	4.8	4.8	4.8	7.6	7.4
CCB	22.4	20.1	20.8	20.2	24.5	28.6
CIB	1.7	1.7	1.7	1.7	1.7	1.7
Corporate Centre	—	—	—	—	—	—
Santander UK Group Holdings plc    95

Annual Report 2020 | Risk review

	Weighted	Upside 2	Upside 1	Base Case	Downside 1	Downside 2
2019	£m	£m	£m	£m	£m	£m
Exposure	316,322	316,322	316,322	316,322	316,322	316,322
Retail Banking	204,780	204,780	204,780	204,780	204,780	204,780
–of which mortgages	178,788	178,788	178,788	178,788	178,788	178,788
CCB	24,118	24,118	24,118	24,118	24,118	24,118
CIB	13,384	13,384	13,384	13,384	13,384	13,384
Corporate Centre	74,040	74,040	74,040	74,040	74,040	74,040

ECL	863	640	680	726	855	1,542
Retail Banking	549	425	433	448	525	1,084
–of which mortgages	218	122	127	137	196	660
CCB	262	195	212	229	275	398
CIB	50	19	34	48	53	58
Corporate Centre	2	1	1	1	2	2

	%	%	%	%	%	%
Proportion of assets in Stage 2	3.7	2.7	2.8	2.8	3.1	6.7
Retail Banking	4.5	3.2	3.3	3.3	3.7	8.3
–of which mortgages	4.6	3.1	3.1	3.1	3.6	8.7
CCB	8.7	7.4	7.4	7.4	8.5	16.3
CIB	1.5	1.5	1.5	1.5	1.5	1.5
Corporate Centre	0.1	0.1	0.1	0.1	0.1	0.2

Changes to Stage 3 instruments are part of the sensitivity analysis but excluded from the disclosure because their values do not move due to changes in macroeconomic assumptions, i.e. they are either in or not in default at the reporting date.
We have incorporated our post model adjustments into the sensitivity analysis.
HPI
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions underpinning the calculation of the ECL allowance for residential mortgages of £280m at 31 December 2020 (2019: £218m) would have the most significant impact on the ECL allowance. The table below shows the impact on profit before tax of applying an immediate and permanent house price increase / decrease to our unweighted base case economic scenario, and assumes no changes to the staging allocation of exposures. In 2019, we applied 40% weighting to the base case economic scenario, therefore a change in the basis of preparation in 2020. 2019 numbers have been restated.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2020	63	38	(66)	(183)
2019	41	25	(39)	(105)

2020 compared to 2019
In response to the Covid-19 pandemic the economic forecasts were downgraded, with the Base Case becoming significantly worse, and the Upside 2 scenario being replaced with a specific Covid-19 'W' shaped severe downside, increasing ECLs and Stage 2 balances across the scenarios. Further increases have come from management actions taken outside the scenarios, which moved the most impacted cases to Stage 2, further increasing losses. ECLs in the Covid- 19 'W' scenario are tempered by low Base Rate, keeping repayments low and allowing mortgage customers to more easily refinance.
In 2020, Stage 2 exposures increased as although arrears balances have reduced, management took actions in response to the Covid-19 pandemic, namely downgrading the economic scenarios and weights which increased PDs across the business causing more accounts to breach the SICR triggers to enter Stage 2, moving riskier balances of £0.8bn to which payment holidays were offered to from Stage 1 to Stage 2 and moving £3.1bn corporate loans most impacted by Covid-19 from Stage 1 to Stage 2. The increase in ECL balances reflected these actions.

Significant Increase in Credit Risk (SICR) (audited)
Loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual term of the loan, or the behavioural term for a revolving facility. Loans which have not experienced a SICR are subject to 12 month ECL. We assess the credit risk profile of each facility to determine which of three stages to allocate them to:
–Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12 month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months
–Stage 2: when there has been a SICR since initial recognition, but no credit impairment has materialised. We apply a loss allowance equal to the lifetime ECL i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility
–Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is required. For more, see the section ‘Definition of default (Credit impaired)’ that follows.
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
Credit risk
Quantitative criteria
We use quantitative criteria to identify where an exposure has increased in credit risk. The criteria we apply are based on whether any increase in the lifetime PD since the recognition date exceeds a set threshold both in relative and absolute terms. We base the value anticipated from the initial recognition on a similar set of assumptions and data to the ones we used at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since initial recognition. For each portfolio, the quantitative criteria we used for 2020 were:

Retail Banking (1)
	Consumer (auto) finance(2)	Other unsecured			Corporate & Commercial Banking	Corporate & Investment Banking
Mortgages		Personal loans	Credit cards	Overdrafts
30bps	300bps	30bps	340bps	260bps	30bps	Internal rating method
(1)In Business banking, for larger customers we apply the same criteria that we use for Corporate & Commercial Banking.
(2)Consumer (auto) finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison.
The criteria above are absolute (rather than relative) increases in lifetime PD since initial recognition. These are all absolute values.
We also applied a relative threshold of 100% (doubling the PD) across all portfolios except CIB.
In 2020, there were no changes to the way that we measure SICR. The granting of a payment holiday on its own was not considered to be a SICR event.
Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of any changes in PD. For each portfolio, the criteria we used for 2020 and 2019 were:

Retail Banking(1)
Mortgages	Consumer (auto) finance	Other unsecured			Corporate & Commercial Banking	Corporate & Investment Banking
		Personal loans	Credit cards	Overdrafts
- In forbearance - Default in last 24m - >30 Days past due (DPD) in last 12m - Bankrupt - £100+ arrears	- In forbearance - Deceased or Insolvent - Court ‘Return of goods’ order or Police watchlist - Agreement terminated - Payment holiday - Cash Collection	- In Collections - Default in last 12m - £50+ arrears	- In forbearance - Default in last 12m - In Collections - £100+ arrears	- Fees suspended - Default in last 12m - Debit dormant >35 days - Any excess in month	- In forbearance - Default in last 12m - Watchlist: proactive management - Default at proxy origination	- Watchlist: proactive management
(1)In Business Banking, for larger customers we apply the same criteria that we use for Corporate & Commercial Banking.
In addition, due to Covid-19 we introduced temporary Post Model Adjustments (PMAs) to Stage allocation based on collective assessments of portfolios in Retail Banking and client level in corporate lending (Corporate & Commercial Banking and Corporate & Investment Banking segments) based on sector and client credit quality. See the section 'Post Model Adjustments (PMAs)' below for more on this.
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
Definition of default (Credit impaired) (audited)
We define a financial instrument as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt the customer can keep up with their payments i.e. they are unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail Banking
–They have been reported bankrupt or insolvent. This excludes accounts which are up to date and are not defaulted.
–Their loan term has ended, but they still owe us money more than three months later
–They have had forbearance while in default, but have not caught up with the payments they had missed before that, or they have had multiple forbearance
–We have suspended their fees and interest because they are in financial difficulties
–We have repossessed the property.
Other business segments: Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre
–They have had a winding up notice issued, or something happens that is likely to trigger insolvency – such as another lender calls in a loan
–Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract
–They have regularly missed or delayed payments, even though they have not gone over the three-month limit for default
–Their loan is unlikely to be refinanced or repaid in full on maturity
–Their loan has an excessive LTV that is unlikely to be resolved, such as by a change in planning policy, pay-downs, or increase in market value.

Santander UK Group Holdings plc    97

Annual Report 2020 | Risk review

Where we use the advanced internal ratings-based basis for a portfolio in our capital calculations, we use the same default definitions for ECL purposes. The CRPF reviews and approves the definition of default at least annually. The Board Audit Committee reviews and challenges the appropriateness of the definition each year, or more often if we change it.
During 2020, we offered customers the option to take a payment holiday for up to 6 months where the customer had self certified they had been financially impacted by Covid-19. The granting of a payment holiday on its own was not considered to a Significant Increase in Credit Risk, nor was it considered to be a default under regulatory definitions. Customers requiring further longer term financial support after the 6 month period, such as term extension or interest-only conversion, would be treated in accordance with our normal SICR and default definitions.
Measuring ECL (audited)
For accounts not in default at the reporting date, we estimate a monthly ECL for each exposure and for each month over the forecast period. The lifetime ECL is the sum of the monthly ECLs over the forecast period, while the 12-month ECL is limited to the first 12 months. We calculate each monthly ECL as the discounted value for the relevant forecast month of the product of the following factors:

Factor	Description
Survival rate (SR)	The probability that the exposure has not closed or defaulted since the reporting date.
PD	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
EAD	The amount we expect to be owed if a default event was to occur. We determine EAD for each month of the forecast period by the expected payment profile, which varies by product type. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments on Stage 1 accounts that the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an off-balance sheet element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product type and base them on analysis of recent default data.
LGD	Our expected loss if a default event were to occur. We express it as a percentage and calculate it based on factors that we have observed to affect the likelihood and/or value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
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
Forward-looking information
Our assessments of a SICR and the calculation of ECL both incorporate forward-looking data. We perform historical analysis and identify the key economic variables that impact credit risk and ECL for each portfolio. These can include the house price growth, GDP, unemployment rate and Bank of England bank rate. Where applicable, we incorporate these economic variables and their associated impacts into our models.
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
We use this approach for:
–all our Retail Banking portfolios (as described in Retail Banking – credit risk management)
–SME customers in Corporate & Commercial Banking
–Legacy Portfolios in run-off and the Crown Dependencies mortgage portfolio in Corporate Centre.
We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.
As described above, for our CIB portfolios (whether we assess them for impairment individually or collectively) we used one forward-looking economic scenario for forecasting in 2020 (2019: three scenarios). For all our other portfolios (whether we assess them for impairment individually or collectively) we use five forward-looking economic scenarios.
98    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Management judgement applied in calculating ECL (audited)
IFRS 9 recognises that expert management judgement is an essential part of calculating ECL. Specifically, where the historical data that we use in our models does not reflect current or future expected conditions, or the data we have does not cover a sufficient period or is not robust enough. We consider the significant management judgements in calculating ECL to be:
–Definition of default: We define a financial instrument as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt they can keep up with their payments. The data we have on customers varies across our business segments.
–Forward-looking multiple economic scenarios: We use five scenarios, consisting of a central base case, one upside scenario and three downside scenarios except for our CIB portfolio, where we used one scenario in 2020 (2019: three scenarios). This symmetry meets the ‘unbiased’ requirement and we consider these scenarios sufficient to account for any non-linear relationships.
–Probability weights: In determining the initial scenario probability weights, we assign the highest probability to the base case, whilst the outer scenarios typically attract lower probabilities than the more moderate ones.
–SICR thresholds: We use a combination of quantitative (both absolute and relative), qualitative and backstop criteria to identify exposures that we consider have shown a SICR since initial recognition.
–Post Model Adjustments: These relate to adjustments which we need to account for identified model limitations – such as those that have arisen due to challenges in obtaining historical data. We expect these to gradually be incorporated into the underlying models as we build up more comparative data over future reporting periods.
–Internal credit risk rating for corporate borrowers: We assign each corporate borrower an internal credit rating based on our internal rating scale. To do this, we look at the customer’s financial history and trends in the economy including reflecting the impacts of the Covid-19 pandemic – backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year. The internal risk rating is used to determine the Probability of Default for a client.
–Individually assessed corporate Stage 3 exposures: We assess the ECL requirement for large single name corporate exposures on an individual basis when they meet our definition of default and are transferred into Stage 3. This assessment takes into consideration the latest specific information about the counterparty to determine a probability weighted ECL based on a best, worst and mid case outcome.

Probability weights
We made significant adjustments to our economic assumptions and scenario weightings during 2020 to reflect the emerging impact of the Covid-19 pandemic. Our five economic scenarios have been updated for Q4 2020 and weighted further to the downside, to reflect the expected longer path to recovery for the UK. The 2020 impact was an ECL charge of £164m. Had management applied Q3 2020 weights to the scenarios (Upside 1: 10%; Base case: 50%; Downside 1: 15%; Downside 2 :20%; Downside 3: 5%), the ECL would decrease by £34m to £130m.

Individually assessed corporate Stage 3 exposures
Management judgements are applied in assessing ECL provisions on individually assessed corporate loans. For those loans that were in default (i.e. Stage 3), the ECL was £157m at 31 December 2020. Had management assumed the best or worst outcome in terms of loss estimates, the ECL could have been within a range of £78m to £220m.

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

The most significant PMAs that we applied at 31 December 2020 and 31 December 2019 were:

	2020	2019
PMAs	£m	£m
Interest-only maturity default risk(1)	49	51
Buy-to-Let	24	21
Long-term indeterminate arrears(1)	29	19
12+ months in arrears(1)	30	23
Corporate Covid-19 affected segments	193	—
Payment Holidays	27	—
Corporate single large exposure	35	—
(1)In model adjustment
Santander UK Group Holdings plc    99

Annual Report 2020 | Risk review

–Interest-only maturity default risk: When an interest-only mortgage reaches contractual maturity and the capital payment becomes due, there is a risk that the customer won’t be able to repay the full capital balance. Our model estimates the likelihood of a customer missing a monthly payment, rather than the capital repayment. We hold an incremental provision to address the risk of default on capital repayments on maturity ultimately leading to write-off. We calculate it using a Judgement Model which uses historically observed experience and expert judgement to determine the proportion of customers who won’t be able to repay. Over time, as we continue to enhance our model, we expect the need for this PMA will diminish. This PMA increased our ECL by £49m. Had management applied different judgements to the expected proportion of customers who will not be able to repay at maturity, the PMA could have been within a range of £24m to £56m.
–Buy-to-Let (BTL): Historical data shows that the risk of default on a BTL mortgage is higher than on a residential mortgage, particularly in a downturn. However, our IFRS 9 models have been calibrated over a period of favourable and relatively benign economic conditions during which our BTL mortgage portfolio has continued to grow with limited loss events. To avoid underestimating ECL in an economic downturn, we adjust the loss allowance for our BTL accounts to increase the ECL. We use market data from the last economic crisis to estimate the adjustment. Over time, as our historical data grows and covers a wider range of economic conditions, we expect the need for this PMA will diminish. This PMA increased our ECL by £24m.
–Long-term indeterminate arrears: To mitigate the risk of model underestimation, we fully provide for accounts in arrears which have neither repaid (cured) or been written-off after a period of 2 years for unsecured portfolios or 5 years for secured portfolios. For our secured portfolios, we use expected security valuations at the point of repossession to estimate the adjustment. At 31 December 2020 and 31 December 2019 , we only needed to make an adjustment for mortgages. As a result of regulatory suspension of repossession in response to the Covid-19 pandemic, management has assumed up to a 2 year delay in repossessions when calculating the ECL uplift for this PMA. This is to make sure LTVs are appropriately stressed by the economic scenarios. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this PMA will diminish. This PMA increased our ECL by £29m. Had management assumed no delay in repossessions or a 3 year delay, the PMA could have been within a range of £18m to £31m.
–12+ months in arrears: To mitigate the risk of underestimating ECL, mortgage accounts which are more than 12 months past due are fully provided for after deducting a historically observed self-cure rate. As a result of regulatory suspension of repossession in response to the Covid-19 pandemic, management has assumed up to a 2 year delay in repossessions when calculating the ECL uplift for this PMA. This is to make sure LTVs are appropriately stressed by the economic scenarios. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this PMA will diminish. This PMA increased our ECL by £30m. Had management assumed no delay in repossessions or a 3 year delay, the PMA could have been within a range of £19m to £35m.
–Corporate Covid-19 affected segments: In 2020, following internal sector and counterparty assessments, we transferred loans for some corporate and SME sectors and clients who have been severely impacted because of Covid-19 from Stage 1 into Stage 2. This includes exposures in a sector where trading has been highly impacted by Covid-19 including Hotels, Hospitality, Retail, Leisure and Care Homes sectors, and where the client has been assessed as most likely to require financial support based on their current financial circumstances. In addition, we have transferred some Stage 2 corporate and SME loans to Stage 3 based on a similar analysis of sector and client credit quality taking into consideration any concessions given to clients since the start of the pandemic as an indicator of those loans most likely to meet our default definition. We use our models to calculate the incremental ECL required from transferring loans between stages and apply stress factors to the client PD ratings based on our historical experience. Over the medium term, as our actual data on the performance of these customers grows, we expect the need for this PMA will diminish. This PMA increased our ECL by £193m, of which £70m relates to £3.1bn of exposures transferred from Stage 1 to Stage 2 and £123m relates to £0.4bn of Stage 2 exposures transferred to Stage 3. Had management assumed the lowest observed PD stress factors to all Stage 1 to Stage 2 transferred loans or transferred none of the Stage 2 exposures in highly impacted sectors to Stage 3, the PMA would reduce to £35m. Had management assumed the highest observed PD stress factor to all Stage 1 to Stage 2 transferred loans and transferred all £0.7bn high risk Stage 2 exposures in highly impacted sectors to Stage 3, the PMA would increase to £311m.
–Payment holidays: In 2020, we transferred a proportion of Stage 1 loans into Stage 2 where our discussions with retail customers on a Covid-19 payment holiday established they are in longer-term financial difficulties. This was done on a collective basis through a customer contact exercise and customer data profiling. Based on this assessment, we calculate the incremental ECL required by using the average Stage 2 coverage ratio of similar Stage 2 loans. Over the medium term, as our actual data on the performance of these customers grows, we expect the need for this PMA will diminish. This PMA increased our ECL by £27m. Had management assumed a higher or lower new to arrears flow rates, the PMA could have been within a range of £11m to £65m.
–Corporate single large exposure: In 2020, to mitigate against the risk of a single large corporate exposure with an ECL requirement of greater than £10m defaulting, which has not been covered by the existing model estimate or the corporate and SME PMA above, we applied a PMA for the risk of a company which unexpectedly defaults. This PMA has been calculated based on incurring three average historically observed single name large losses across our Corporate & Commercial and Corporate & Investment Banking business segments. We will continue to assess this risk over the medium term based on actual experience and we will refine the estimate based on changes in our portfolio credit quality and loan size mix. This PMA increased our ECL by £35m assuming three average losses are incurred or would reduce to £23m assuming only two average losses were incurred.
Governance around ECL impairment allowances (audited)
Our Risk Methodology team developed our ECL impairment models (except for the external models we use, such as OGEM which we described earlier in ‘Our forecasting approach’), and our Independent Validations Team independently reviews all material models. As model owners, our Risk Provisioning & Forecasting team run the models to calculate our ECL impairment allowances each month. The models are sensitive to changes in credit conditions and reflect various management judgements that give rise to measurement uncertainty in our reportable ECL as set out above. The following committees and forums review the provision drivers and ensure that the management judgements we apply remain appropriate:
–Model Risk Control Forum (MRCF) reviews and approves new models and required model changes. It also reviews the use of OGEM as a reliable model on which to base our other forecast macroeconomic variables. It is used across all stress testing and planning so it is subject to model risk criteria. MRCF will delegate responsibility of approvals to Model Risk Management Forum (MRMF) for changes of low risk materiality or less complex changes.
–ALCO reviews and approves the base case used in the economic scenarios we use to calculate forward-looking scenarios.
–CRPF reviews and approves the economic scenarios and probability weights we use to calculate forward-looking scenarios. It also reviews management judgements and approves ECL impairment allowances.
–Board Audit Committee reviews and challenges the appropriateness of the estimates and judgements made by management.
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
–Benchmarking: we compare our coverage levels with our peers.
–Stand-back testing: we monitor the level of our coverage against actual write-offs.
–Back-testing: we compare key drivers periodically as part of model monitoring practices.
–Monitoring trends: we track ECL and Staged assets over time and against our internal budgets and forecasts, with triggers set accordingly.
100    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Covid-19 Support measures
The Covid-19 crisis had a major impact on the UK and global economies in 2020. The UK Government’s fiscal interventions helped our customers to mitigate some of the adverse financial effects. However, levels of uncertainty and volatility increased significantly in 2020 and this led to a £514m increase in our ECL provisions.
Since March 2020, we have provided mortgage customers with payment holiday terms in line with UK Government's and FCA's guidance. Similar payment holidays have also been granted in respect of consumer (auto) finance, personal loans, credit cards, businesses and corporates.
We participated in the UK Government's Coronavirus Loan Schemes:
–The Coronavirus Business Interruption Loan Scheme (CBILS),
–The Bounce Back Loan Scheme (BBLS), and
–The Coronavirus Large Business Interruption Loan Scheme (CLBILS).
We implemented new processes and procedures to facilitate delivery of these Covid-19 government support measures. We also increased our interactions and communications with our customers to better understand their individual needs. For instance, we initiated targeted retail customer out-reach to assess their need for ongoing support. We re-engineered our financial support activities to ensure our customers obtain the best individual outcomes.
The UK Government guarantees losses for amounts lent under these schemes, although losses are limited to 80% in the case of the CBILS and the CLBILS. As a result, ECL is not applied to the BBLS but a 20% weighting is applied to the ECL for the CBILS and the CLBILS. The UK Government also pays interest on behalf of customers for the first twelve months under the CBILS and the BBLS, plus any lender-levied charges under the CBILS.
Loans for customers who were provided with payment holidays were considered to have the contract terms modified. The granting of a payment holiday on its own was not considered to be a SICR event, nor was it considered a default under regulatory definitions. Neither were they considered to have been granted forbearance. See the section 'Significant Increase in Credit Risk (SICR)' above for more on this.
Interest income continues to be recognised during any payment holiday period. In the absence of any other credit risk indicators, the granting of a payment holiday does not evidence a SICR. This means that the majority of customers affected have not been moved to Stage 2 for a lifetime ECL assessment unless they had triggered other SICR criteria. Such payment holidays also did not cause accounts to become past due and therefore did not automatically trigger a Stage 2 or Stage 3 lifetime ECL assessment.
In early 2020, we increased our Recovery team to manage expected defaults arising from the Covid-19 pandemic. We continue to identify those customers for whom additional borrowing would require remedial action to return them to be within our risk appetite over the medium-term, as well as customers who were showing signs of financial stress before the Covid-19 crisis. Customers in either of these situations are considered to have been granted forbearance with exposures categorised as either Stage 2 or Stage 3 and subject to a lifetime ECL assessment.
Santander UK Group Holdings plc    101

Annual Report 2020 | Risk review

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
Our maximum and net exposure to credit risk (audited)
The tables below show the main differences between our maximum and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate our exposure. The tables only show the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are applied.
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

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral(1)
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting(2)	Net exposure
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	43.5	—	43.5	—	—	—	—	—	—	43.5
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Loans secured on residential properties(4)	170.0	(0.3)	169.7	13.3	—	13.3	—	(173.3)	—	9.7
–Corporate loans	24.5	(0.6)	23.9	15.4	(0.1)	15.3	(0.1)	(20.4)	—	18.7
–Finance leases	6.6	(0.1)	6.5	0.2	—	0.2	(0.1)	(5.8)	—	0.8
–Other unsecured loans	10.2	(0.3)	9.9	13.3	—	13.3	—	—	—	23.2
–Amounts due from fellow Banco Santander group subsidiaries and joint ventures	2.2	—	2.2	—	—	—	—	—	—	2.2
Total loans and advances to customers	213.5	(1.3)	212.2	42.2	(0.1)	42.1	(0.2)	(199.5)	—	54.6
–Loans and advances to banks	2.0	—	2.0	1.0	—	1.0	—	—	—	3.0
–Reverse repurchase agreements – non trading	19.6	—	19.6	—	—	—	—	(19.5)	(0.1)	—
–Other financial assets at amortised cost	1.2	—	1.2	—	—	—	—	—	—	1.2
Total financial assets at amortised cost	236.3	(1.3)	235.0	43.2	(0.1)	43.1	(0.2)	(219.0)	(0.1)	58.8
Financial assets at fair value at FVOCI:
–Loans and advances to customers	—	—	—	—	—	—	—	—	—	—
–Debt securities	9.0	—	9.0	—	—	—	—	—	—	9.0
Total financial assets at FVOCI	9.0	—	9.0	—	—	—	—	—	—	9.0
Total	288.8	(1.3)	287.5	43.2	(0.1)	43.1	(0.2)	(219.0)	(0.1)	111.3

2019
Cash and balances at central banks	26.4	—	26.4	—	—	—	—	—	—	26.4
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Loans secured on residential properties(4)	165.6	(0.2)	165.4	13.4	—	13.4	—	(168.9)	—	9.9
–Corporate loans	27.0	(0.2)	26.8	14.3	(0.1)	14.2	(0.1)	(19.4)	—	21.5
–Finance leases	6.3	(0.2)	6.1	0.3	—	0.3	(0.1)	(6.3)	—	—
–Other unsecured loans	7.2	(0.2)	7.0	12.4	—	12.4	—	—	—	19.4
–Amounts due from fellow Banco Santander group subsidiaries and joint ventures	2.2	—	2.2	—	—	—	—	—	—	2.2
Total loans and advances to customers	208.3	(0.8)	207.5	40.4	(0.1)	40.3	(0.2)	(194.6)	—	53.0
–Loans and advances to banks	2.5	—	2.5	1.2	—	1.2	—	—	—	3.7
–Reverse repurchase agreements – non trading	23.6	—	23.6	—	—	—	—	(23.1)	(0.5)	—
–Other financial assets at amortised cost	7.1	—	7.1	—	—	—	—	—	—	7.1
Total financial assets at amortised cost	241.5	(0.8)	240.7	41.6	(0.1)	41.5	(0.2)	(217.7)	(0.5)	63.8
Financial assets at FVOCI:
–Loans and advances to customers	0.1	—	0.1	—	—	—	—	—	—	0.1
–Debt securities	9.6	—	9.6	—	—	—	—	—	—	9.6
Total financial assets at FVOCI	9.7	—	9.7	—	—	—	—	—	—	9.7
Total	277.6	(0.8)	276.8	41.6	(0.1)	41.5	(0.2)	(217.7)	(0.5)	99.9
(1)The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Other business segments – credit risk management’ section.
(3)Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
(4)The collateral value we have shown against advances secured on residential property is limited to the balance of each associated individual loan. It does not include the impact of over–collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.
102    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral(1)		Netting(2)	Net exposure
		Cash	Non-cash
2020	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	3.5	—	(1.8)	(0.8)	0.9
–Other financial assets at FVTPL	0.8	—	—	—	0.8
Total	4.3	—	(1.8)	(0.8)	1.7

2019
Financial assets at FVTPL:
–Derivative financial instruments	3.4	—	(1.9)	(0.8)	0.7
–Other financial assets at FVTPL	1.0	—	—	—	1.0
Total	4.4	—	(1.9)	(0.8)	1.7
(1)The forms of collateral we take to reduce credit risk include: liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables.
(2)We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Other business segments – credit risk management’ section.

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

	PD range
	Mid	Lower	Upper	S&P equivalent
Santander UK risk grade	%	%	%
9	0.010	0.000	0.021	AAA to AA+
8	0.032	0.021	0.066	AA to AA-
7	0.100	0.066	0.208	A+ to BBB
6	0.316	0.208	0.658	BBB- to BB
5	1.000	0.658	2.081	BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B-
2	31.623	20.811	99.999	CCC to C
1 (Default)	100.000	100.000	100.000	D

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

Santander UK Group Holdings plc    103

Annual Report 2020 | Risk review

Rating distribution (audited)
The tables below show the credit rating of financial assets to which the impairment requirements in IFRS 9 apply. Post-PMA balances are used in risk grade allocation. For more on the credit rating profiles of key portfolios, see the ‘Credit risk – Retail Banking’ and ‘Credit risk – Other business segments’ sections.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Cash and balances at central banks	43.5	—	—	—	—	—	—	—	—	43.5
–Stage 1	43.5	—	—	—	—	—	—	—	—	43.5
Financial assets at amortised cost:
–Loans and advances to customers(2)	8.0	28.2	75.8	44.8	13.6	27.4	8.2	7.5	(1.3)	212.2
–Stage 1	8.0	28.1	75.4	43.3	10.9	19.4	1.1	7.3	(0.2)	193.3
–Stage 2	—	0.1	0.4	1.5	2.7	8.0	4.2	0.2	(0.5)	16.6
–Stage 3	—	—	—	—	—	—	2.9	—	(0.6)	2.3
Of which mortgages:	7.9	24.8	69.3	37.6	5.7	19.9	4.5	0.3	(0.3)	169.7
–Stage 1	7.9	24.8	69.0	36.2	4.0	15.0	0.6	0.3	—	157.8
–Stage 2	—	—	0.3	1.4	1.7	4.9	2.1	—	(0.2)	10.2
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7
Loans and advances to banks	0.1	0.1	0.7	—	—	—	—	1.1	—	2.0
–Stage 1	0.1	0.1	0.7	—	—	—	—	1.1	—	2.0
–Reverse repo agreements – non trading	12.2	3.3	1.5	2.4	—	—	—	0.2	—	19.6
–Stage 1	12.2	3.3	1.5	2.4	—	—	—	0.2	—	19.6
–Other financial assets at amortised cost	1.2	—	—	—	—	—	—	—	—	1.2
–Stage 1	1.2	—	—	—	—	—	—	—	—	1.2
Total financial assets at amortised cost	21.5	31.6	78.0	47.2	13.6	27.4	8.2	8.8	(1.3)	235.0
Financial assets at FVOCI:	5.3	3.4	0.2	0.1	—	—	—	—	—	9.0
–Stage 1	5.3	3.4	0.2	0.1	—	—	—	—	—	9.0
Total on balance sheet	70.3	35.0	78.2	47.3	13.6	27.4	8.2	8.8	(1.3)	287.5

Total off–balance sheet	0.4	8.8	9.5	8.8	5.1	1.6	0.5	8.5	(0.1)	43.1
–Stage 1	0.4	8.8	9.5	8.6	4.7	1.1	0.2	8.5	—	41.8
–Stage 2	—	—	—	0.2	0.4	0.5	0.2	—	(0.1)	1.2
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	70.7	43.8	87.7	56.1	18.7	29.0	8.7	17.3	(1.4)	330.6

ECL
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	0.1	0.1	0.2	0.9	—		1.3
–Stage 1	—	—	—	0.1	—	—	0.1	—		0.2
–Stage 2	—	—	—	—	0.1	0.2	0.2	—		0.5
–Stage 3	—	—	—	—	—	—	0.6	—		0.6
Of which mortgages:	—	—	—	—	—	0.1	0.2	—		0.3
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	0.1	0.1	—		0.2
–Stage 3	—	—	—	—	—	—	0.1	—		0.1
–Loans and advances to banks	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Total financial assets at amortised cost	—	—	—	0.1	0.1	0.2	0.9	—		1.3
Financial assets at FVOCI:	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Total on balance sheet	—	—	—	0.1	0.1	0.2	0.9	—		1.3

Total off–balance sheet	—	—	—	—	—	—	0.1	—		0.1
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	—	0.1	—		0.1
–Stage 3	—	—	—	—	—	—	—	—		—
Total ECL	—	—	—	0.1	0.1	0.2	1.0	—		1.4
104    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2020	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	0.2	0.7	0.7	11.0	—	0.6
–Stage 1	—	—	—	0.2	—	—	9.1	—	0.1
–Stage 2	—	—	—	—	3.7	2.5	4.8	—	3.0
–Stage 3	—	—	—	—	—	—	20.7	—	26.1
Of which mortgages:	—	—	—	—	—	0.5	4.4	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	2.0	4.8	—	2.0
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	0.2	0.7	0.7	11.0	—	0.6
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	0.2	0.7	0.7	11.0	—	0.5

Total off–balance sheet	—	—	—	—	—	—	20.0	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	50.0	—	8.3
–Stage 3	—	—	—	—	—	—	—	—	—

Total coverage ratio	—	—	—	0.2	0.5	0.7	11.5	—	0.4

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(3)		Total
2019	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Cash and balances at central banks	26.4	—	—	—	—	—	—	—	—	26.4
–Stage 1	26.4	—	—	—	—	—	—	—	—	26.4
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	11.4	30.6	75.4	52.1	18.8	10.9	6.2	2.9	(0.8)	207.5
–Stage 1	11.4	30.6	75.0	50.9	16.1	6.2	1.2	2.9	(0.1)	194.2
–Stage 2	—	—	0.4	1.2	2.7	4.7	2.7	—	(0.3)	11.4
–Stage 3	—	—	—	—	—		2.3	—	(0.4)	1.9
Of which mortgages:	9.8	25.0	71.9	42.9	7.7	4.2	3.9	—	(0.2)	165.2
–Stage 1	9.8	25.0	71.7	42.0	5.7	1.1	0.2	—	—	155.5
–Stage 2	—	—	0.2	0.9	2.0	3.1	2.0	—	(0.1)	8.1
–Stage 3	—	—	—	—	—	—	1.7	—	(0.1)	1.6
–Loans and advances to banks	0.1	0.2	1.0	—	—	—	—	1.2	—	2.5
–Stage 1	0.1	0.2	1.0	—	—	—	—	1.2	—	2.5
–Reverse repo agreements – non trading	15.3	2.4	4.2	1.5	—	—	—	0.2	—	23.6
–Stage 1	15.3	2.4	4.2	1.5	—	—	—	0.2	—	23.6
–Other financial assets at amortised cost	7.1	—	—	—	—	—	—	—	—	7.1
–Stage 1	7.1	—	—	—	—	—	—	—	—	7.1
Total financial assets at amortised cost	33.9	33.2	80.6	53.6	18.8	10.9	6.2	4.3	(0.8)	240.7
Financial assets at FVOCI:	6.1	3.2	0.4	—	—	—	—	—	—	9.7
–Stage 1	6.1	3.2	0.4	—	—	—	—	—	—	9.7
Total on balance sheet	66.4	36.4	81.0	53.6	18.8	10.9	6.2	4.3	(0.8)	276.8

Total off–balance sheet	0.9	8.5	8.3	8.1	5.0	1.1	0.6	9.1	(0.1)	41.5
–Stage 1	0.9	8.5	8.3	8.0	4.7	1.0	0.3	9.1	—	40.8
–Stage 2	—	—	—	0.1	0.3	0.1	0.2	—	(0.1)	0.6
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	67.3	44.9	89.3	61.7	23.8	12.0	6.8	13.4	(0.9)	318.3
Santander UK Group Holdings plc    105

Annual Report 2020 | Risk review

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(3)	Total
2019	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
ECL
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	—	0.1	0.2	0.5	—	0.8
–Stage 1	—	—	—	—	—	0.1	—	—	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3
–Stage 3	—	—	—	—	—	—	0.4	—	0.4
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1
–Stage 3	—	—	—	—	—	—	0.1	—	0.1
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.1	0.2	0.5	—	0.8
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.1	0.2	0.5	—	0.8

Total off–balance sheet	—	—	—	—	—	—	0.1	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	0.1	—	0.1
–Stage 3	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	—	0.1	0.2	0.6	—	0.9

2019	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	—	0.5	1.8	8.1	—	0.4
–Stage 1	—	—	—	—	—	1.6	—	—	0.1
–Stage 2	—	—	—	—	3.7	2.1	3.7	—	2.6
–Stage 3	—	—	—	—	—	—	17.4	—	21.1
Of which mortgages:	—	—	—	—	—	2.4	2.6	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	3.2	—	—	1.2
–Stage 3	—	—	—	—	—	—	5.9	—	6.3
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.5	1.8	8.1	—	0.3
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.5	1.8	8.1	—	0.3

Total off–balance sheet	—	—	—	—	—	—	16.7	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	50.0	—	16.7
–Stage 3	—	—	—	—	—	—	—	—	—
Total coverage ratio	—	—	—	—	0.4	1.7	8.8	—	0.3
(1)Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios, as well as loans written as part of the Government Covid-19 support schemes for micro-SMEs. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(3)Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
106    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Credit performance (audited)
Our 2020 results include £448m of impairment charges arising from changes to economic scenarios and weights and the staging reclassification of certain loans following an in-depth sectoral and payment holiday review, explained in more detail below.

	Customer Loans				Gross write- offs	Loan Loss Allowances
	Total	Stage 1	Stage 2	Stage 3
2020	£bn	£bn	£bn	£bn	£m	£m
Retail Banking:	186.5	173.2	11.4	1.9	180	706
–of which mortgages	169.8	157.6	10.4	1.8	14	280
–of which business banking	3.9	3.9	—	—	12	9
–of which consumer (auto) finance	8.0	7.6	0.4	—	25	118
–of which other unsecured lending	4.8	4.1	0.6	0.1	129	299
Corporate & Commercial Banking	17.6	11.1	5.5	1.0	51	603
Corporate & Investment Banking	2.8	2.6	0.2	—	22	33
Corporate Centre	3.5	3.5	—	—	—	35
	210.4	190.4	17.1	2.9	253	1,377
Undrawn Balances		41.8	1.3	0.1
Stage 1, Stage 2 and Stage 3[1] ratios %		90.49	8.12	1.42

2019	£bn	£bn	£bn	£bn	£m	£m
Retail Banking:	178.8	167.6	9.3	1.9	196	549
–of which mortgages	165.4	155.5	8.2	1.7	14	218
–of which business banking	0.2	0.2	—	—	14	9
–of which consumer (auto) finance	7.7	7.0	0.6	0.1	34	88
–of which other unsecured lending	5.5	4.9	0.5	0.1	134	234
Corporate & Commercial Banking	18.4	15.9	2.1	0.4	53	262
Corporate & Investment Banking	4.0	3.8	0.2	—	—	50
Corporate Centre	4.1	4.0	0.1	—	—	2
	205.3	191.3	11.7	2.3	249	863
Undrawn Balances		40.9	0.7	0.1
Stage 1, Stage 2 and Stage 3[1] ratios %		93.20	5.69	1.15

(1)Stage3 ratio = (Stage3 drawn + Stage3 undrawn assets)/(total drawn assets + Stage3 undrawn assets)
For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other business segments – credit risk review’ sections.
We made significant adjustments to our economic assumptions and scenario weightings during 2020 to reflect the emerging impact of the Covid-19 pandemic. Our five economic scenarios have been updated for Q4 2020 and weighted further to the downside, to reflect the expected longer path to recovery for the UK. The 2020 impact was an ECL charge of £164m (9M20: £150m), with an increase in Q4 2020 due to the weighting downgrade as a consequence of the January 2021 national lockdown, which was partially offset by higher house prices and a delayed peak in unemployment.
We have reclassified the staging of a number of corporate loans based on a review of the sectors and lending most at risk due to Covid-19, while also considering those customers who have been granted some form of concession. Furthermore, we have provided for unexpected large single name exposures defaulting due to a risk which could emerge as a result of the Covid-19 pandemic. The 2020 impact was an impairment charge of £215m, up from £172m in 9M20.
To support our customers, we have offered payment holidays on a range of products, most of which were taken by customers who were up to date with their repayments. The granting of a payment holiday on its own was not considered to be a Significant Increase in Credit Risk (SICR) event, nor was it considered a default under regulatory definitions, but we provided for potentially higher arrears as a result. In Q4 2020 we reviewed the ECL provision and loans that had taken payment holidays and decreased ECL by £11m to £27m (9M20: £38m).
We made other Covid-19 management judgement overlays, predominantly relating to mortgage and unsecured personal loan model risk refinement, including delay in repossessions, which increased ECL by £18m in Q4 2020 to £45m (9M20: £29m).
Santander UK Group Holdings plc    107

Annual Report 2020 | Risk review

Credit quality (audited)
Total on-balance sheet exposures at 31 December 2020 comprised £210.4bn of customer loans, loans and advances to banks of £2.0bn, £20.8bn of sovereign assets measured at amortised cost, £9.0bn of assets measured at FVOCI, and £43.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2020	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	173,157	11,384	1,935	186,476
–of which mortgages	157,614	10,388	1,799	169,801
Corporate & Commercial Banking	11,167	5,498	961	17,626
Corporate & Investment Banking	2,587	198	—	2,785
Corporate Centre	78,708	27	—	78,735
Total on-balance sheet	265,619	17,107	2,896	285,622
Off-balance sheet
Retail Banking(1)	26,550	256	41	26,847
–of which mortgages(1)	13,180	82	14	13,276
Corporate & Commercial Banking	6,050	768	59	6,877
Corporate & Investment Banking	8,630	231	—	8,861
Corporate Centre	567	18	—	585
Total off-balance sheet(2)	41,797	1,273	100	43,170
Total exposures	307,416	18,380	2,996	328,792

ECL
On-balance sheet
Retail Banking	100	350	218	668
–of which mortgages	15	130	132	277
Corporate & Commercial Banking	46	189	342	577
Corporate & Investment Banking	5	17	—	22
Corporate Centre	35	—	—	35
Total on-balance sheet	186	556	560	1,302
Off-balance sheet
Retail Banking	18	19	1	38
–of which mortgages	2	1	—	3
Corporate & Commercial Banking	8	10	8	26
Corporate & Investment Banking	4	7	—	11
Total off-balance sheet	30	36	9	75
Total ECL	216	592	569	1,377

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	0.1	3.1	11.3	0.4
–of which mortgages	—	1.3	7.3	0.2
Corporate & Commercial Banking	0.4	3.4	35.6	3.3
Corporate & Investment Banking	0.2	8.6	—	0.8
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	3.3	19.3	0.5
Off-balance sheet
Retail Banking	0.1	7.4	2.4	0.1
–of which mortgages	—	1.2	—	—
Corporate & Commercial Banking	0.1	1.3	13.6	0.4
Corporate & Investment Banking	—	3.0	—	0.1
Total off-balance sheet	0.1	2.8	9.0	0.2
Total coverage	0.1	3.2	19.0	0.4
(1)Off-balance sheet exposures include £7.7bn of retail mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.
108    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Total on-balance sheet exposures at 31 December 2019 comprised £205.3bn of customer loans, loans and advances to banks of £2.6bn, £30.7bn of sovereign assets measured at amortised cost, £9.7bn of assets measured at FVOCI, and £26.4bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2019	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	167,608	9,289	1,865	178,762
–of which mortgages	155,477	8,157	1,722	165,356
Corporate & Commercial Banking	15,871	2,096	424	18,391
Corporate & Investment Banking	3,843	198	—	4,041
Corporate Centre	73,424	97	—	73,521
Total on-balance sheet	260,746	11,680	2,289	274,715
Off-balance sheet
Retail Banking(1)	25,795	186	37	26,018
–of which mortgages(1)	13,353	67	12	13,432
Corporate & Commercial Banking	5,410	289	28	5,727
Corporate & Investment Banking	9,129	199	15	9,343
Corporate Centre	519	—	—	519
Total off-balance sheet(2)	40,853	674	80	41,607
Total exposures	301,599	12,354	2,369	316,322

ECL
On-balance sheet
Retail Banking	76	246	200	522
–of which mortgages	11	100	103	214
Corporate & Commercial Banking	46	45	156	247
Corporate & Investment Banking	1	13	—	14
Corporate Centre	1	1	—	2
Total on-balance sheet	124	305	356	785
Off-balance sheet
Retail Banking	13	13	1	27
–of which mortgages	3	1	—	4
Corporate & Commercial Banking	7	6	2	15
Corporate & Investment Banking	3	24	9	36
Total off-balance sheet	23	43	12	78
Total ECL	147	348	368	863

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	—	2.6	10.7	0.3
–of which mortgages	—	1.2	6.0	0.1
Corporate & Commercial Banking	0.3	2.1	36.8	1.3
Corporate & Investment Banking	—	6.6	—	0.3
Corporate Centre	—	1.0	—	—
Total on-balance sheet	—	2.6	15.6	0.3
Off-balance sheet
Retail Banking	0.1	7.0	2.7	0.1
–of which mortgages	—	1.5	—	—
Corporate & Commercial Banking	0.1	2.1	7.1	0.3
Corporate & Investment Banking	—	12.1	60.0	0.4
Total off-balance sheet	0.1	6.4	15.0	0.2
Total coverage	—	2.8	15.5	0.3
(1)Off-balance sheet exposures include £7.6bn of retail mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.

Santander UK Group Holdings plc    109

Annual Report 2020 | Risk review

2020 compared to 2019
Key movements in exposures and ECL in the year by Stage were:
–The increase in Stage 1 exposures was due to the take up of BBLS by Business Banking customers, and other Covid-19 related UK Government's schemes by corporate customers as well as strong mortgage lending in H2 2020. Stage 1 ECL increased due to a £35m Corporate "Tall Tree" PMA to cover potential future large case losses, as well as increases from Retail unsecured portfolios as a result of the updated 2020 economic scenarios.
–Stage 2 exposures increased as although arrears balances have reduced, management took actions in response to the Covid-19 pandemic, namely downgrading the economic scenarios and weights which increased PDs across the business causing more accounts to breach the SICR triggers to enter Stage 2, moving riskier balances of £0.8bn to which payment holidays were offered to from Stage 1 to Stage 2 and moving £3.1bn corporate loans most impacted by Covid-19 from Stage 1 to Stage 2. The increase in ECL balances reflected these actions.
–Stage 3 exposures have increased due to the extension of the Covid-19 High Risk Corporate PMA to Stage 2 customers, which moved £0.4bn of Stage 2 exposures most at risk of being negatively impacted by Covid-19 to Stage 3. Stage 3 mortgage exposures also increased as accounts rolled off of payment holidays and into arrears.This was offset by strong performance across the Retail unsecured portfolios. The increase in ECL balances reflected these actions.

Stage 2 analysis (audited)
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

	Retail Banking			Other business segments			Total
	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage
2020	£m	£m	%	£m	£m	%	£m	£m	%
PD deterioration	7,840	259	3.3	2,160	40	1.9	10,000	299	3.0
Forbearance	612	3	0.5	155	5	3.2	767	8	1.0
Other	1,447	22	1.5	1,046	90	8.6	2,493	112	4.5
30 DPD	897	58	6.5	253	5	2.0	1,150	63	5.5
Payment Holiday	844	27	3.2	—	—	—	844	27	3.2
High Risk Corporate	—	—	—	3,126	83	2.7	3,126	83	2.7
	11,640	369	3.2	6,740	223	3.3	18,380	592	3.2

2019
PD deterioration	6,749	190	2.8	2,093	29	1.4	8,842	219	2.5
Forbearance	504	3	0.6	57	2	3.5	561	5	0.9
Other	1,174	20	1.7	563	56	9.9	1,737	76	4.4
30 DPD	1,048	46	4.4	166	2	1.2	1,214	48	4.0
	9,475	259	2.7	2,879	89	3.1	12,354	348	2.8

Where balances satisfy more than one of the criteria above for determining a significant increase in credit risk, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.
The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	2020			2019
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2 not in cure period	17,036	554	3.3	12,020	342	2.8
Stage 2 in cure period (for transfer to Stage 1)	1,344	38	2.8	334	6	1.8
	18,380	592	3.2	12,354	348	2.8

2020 compared to 2019
Stage 2 exposures increased as although arrears balances have reduced, management took actions in response to the Covid-19 pandemic, namely downgrading the economic scenarios and weights which increased PDs across the business causing more accounts to breach the SICR triggers to enter Stage 2, moving riskier balances of £0.8bn to which payment holidays were offered to from Stage 1 to Stage 2 and moving £3.1bn corporate loans most impacted by Covid-19 from Stage 1 to Stage 2. The increase in ECL balances reflected these actions, with coverage increases coming from the downgraded economic forecasts.
The accounts in cure period at 31 December 2020 increased compared to 2019, as more mortgage accounts cured out of late arrears and are being held in Stage 2 in 2020.
We do not have any cure period criteria for exiting Stage 3 to Stage 2.
110    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Reconciliation of exposures, loss allowance and net carrying amounts (audited)
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2020	£m	£m	£m	£m	£m
Retail Banking(2)	186,476	668	185,808	26,847	38
–of which mortgages(3)	169,801	277	169,524	13,276	3
Corporate & Commercial Banking	17,626	577	17,049	6,877	26
Corporate & Investment Banking	2,785	22	2,763	8,861	11
Corporate Centre	78,735	35	78,700	585	—
Total exposures presented in Credit Quality tables	285,622	1,302	284,320	43,170	75
Other items(1)			3,111
Adjusted net carrying amount			287,431
Assets classified at FVTPL			4,285
Non-financial assets			7,348
Total assets per the Consolidated Balance Sheet			299,064

2019
Retail Banking(2)	178,762	522	178,240	26,018	27
–of which mortgages(3)	165,356	214	165,142	13,432	4
Corporate & Commercial Banking	18,391	247	18,144	5,727	15
Corporate & Investment Banking	4,041	14	4,027	9,343	36
Corporate Centre	73,521	2	73,519	519	—
Total exposures presented in Credit Quality tables	274,715	785	273,930	41,607	78
Other items(1)			2,985
Adjusted net carrying amount			276,915
Assets classified at FVTPL			4,336
Non-financial assets			7,237
Total assets per the Consolidated Balance Sheet			288,488
(1)These assets mainly relate to loans as part of a joint venture agreement and the accrued interest on them. They carry low credit risk and therefore have an immaterial ECL.
(2)Off-balance sheet exposures include credit cards in addition to mortgages.
(3)Off-balance sheet exposures include offers in the pipeline and undrawn balances from flexible mortgage products.
Santander UK Group Holdings plc    111

Annual Report 2020 | Risk review

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the year. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	301,599	147	12,354	348	2,369	368	316,322	863
Transfers from Stage 1 to Stage 2(3)	(9,814)	(47)	9,814	47	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,178	110	(3,178)	(110)	—	—	—	—
Transfers to Stage 3(3)	(385)	(8)	(1,126)	(61)	1,511	69	—	—
Transfers from Stage 3(3)	12	2	326	21	(338)	(23)	—	—
Transfers of financial instruments	(7,009)	57	5,836	(103)	1,173	46	—	—
Net ECL remeasurement on stage transfer(4)	—	(101)	—	239	—	241	—	379
Change in economic scenarios(2)	—	15	—	139	—	10	—	164
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased(5)	55,546	40	1,372	64	104	51	57,022	155
Redemptions, repayments and assets sold (7)	(47,671)	(30)	(2,250)	(42)	(441)	(18)	(50,362)	(90)
Other(6)	4,953	88	1,068	(53)	184	99	6,205	134
Assets written off (7)	(2)	—	—	—	(393)	(253)	(395)	(253)
At 31 December 2020	307,416	216	18,380	592	2,996	569	328,792	1,377
Net movement in the period	5,817	69	6,026	244	627	201	12,470	514

ECL charge/(release) to the Income Statement		69		244		454		767
Less: Discount unwind		—		—		(14)		(14)
Less: Recoveries net of collection costs		—		—		(108)		(108)
Total ECL charge/(release) to the Income Statement		69		244		332		645

At 1 January 2019	296,363	143	12,013	307	2,572	357	310,948	807
Transfers from Stage 1 to Stage 2(3)	(4,101)	(11)	4,101	11	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,458	74	(3,458)	(74)	—	—	—	—
Transfers to Stage 3(3)	(361)	(2)	(595)	(24)	956	26	—	—
Transfers from Stage 3(3)	10	1	516	23	(526)	(24)	—	—
Transfers of financial instruments	(994)	62	564	(64)	430	2	—	—
Net remeasurement of ECL on stage transfer(4)	—	(66)	—	130	—	96	—	160
Change in economic scenarios(2)	—	5	—	(15)	—	(9)	—	(19)
Changes to model	—	—	—	—	—	13	—	13
New lending and assets purchased(5)	42,415	29	827	32	15	9	43,257	70
Redemptions, repayments and assets sold (7)	(40,379)	(32)	(1,344)	(28)	(458)	(42)	(42,181)	(102)
Other(6)	4,195	6	295	(14)	171	191	4,661	183
Assets written off (7)	(1)	—	(1)	—	(361)	(249)	(363)	(249)
At 31 December 2019	301,599	147	12,354	348	2,369	368	316,322	863
Net movement in the period	5,236	4	341	41	(203)	11	5,374	56

ECL charge/(release) to the Income Statement		4		41		260		305
Less: Discount unwind		—		—		(14)		(14)
Less: Recoveries net of collection costs		(10)		(15)		(46)		(71)
Total ECL charge/(release) to the Income Statement		(6)		26		200		220
(1)Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)Changes to assumptions in the year. Isolates the impact on ECL from changes to the economic variables for each scenario, changes to the scenarios themselves as well as changes in the probability weights from all other movements. This also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown within Transfers of financial instruments.
(3)Total impact of facilities that moved Stage(s) in the year. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the year. Transfers between Stages are based on opening balances and ECL at the start of the year.
(4)Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)Exposures and ECL of facilities that did not exist at the start of the year but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
(6)Residual movements on existing facilities that did not change Stage in the year, and which were not acquired in the year. Includes the net increase or decrease in the period of cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the year.
(7)Exposures and ECL for facilities that existed at the start of the year but not at the end.

112    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
COUNTRY RISK EXPOSURES (AUDITED)
We manage our country risk exposure under our global limits framework. Within this framework we set our Risk Appetite for each country, taking into account factors that may affect its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we think we need to. We consider Banco Santander SA related risk separately.
The tables below show our total exposures, which are the total of balance sheet and off–balance sheet values. We calculate balance sheet values in accordance with IFRS (i.e. after netting allowed under IAS 32) except for credit provisions which we add back. Off–balance sheet values are undrawn facilities and letters of credit. We classify location by country of risk – the country where each client has its main business or assets. That is unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile. If a client has operations in many countries, we use their country of incorporation. The tables below exclude balances with other Banco Santander group members. We show them separately in the ‘Balances with other Banco Santander group members’ section.

	2020							2019
			Financial Institutions							Financial Institutions
	Governments	Government guaranteed	Banks(1)	Other	Retail	Corporate	Total(2)	Governments	Government guaranteed	Banks(1)	Other	Retail	Corporate	Total(2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Eurozone
Ireland	—	—	—	6.0	—	0.1	6.1	—	—	—	7.5	—	0.1	7.6
Italy	—	—	—	—	—	—	—	—	—	—	0.1	—	—	0.1
Spain	—	—	—	—	—	0.1	0.1	—	—	—	—	—	—	—
France	0.1	—	0.5	0.2	—	—	0.8	0.1	—	0.6	0.5	—	—	1.2
Germany	—	—	0.7	0.1	—	0.1	0.9	—	—	1.2	0.1	—	0.1	1.4
Luxembourg	—	—	0.1	1.3	—	0.1	1.5	—	—	0.1	2.7	—	0.1	2.9
Other(3)	0.4	—	1.1	—	—	0.4	1.9	0.3	—	1.1	—	—	—	1.4
	0.5	—	2.4	7.6	—	0.8	11.3	0.4	—	3.0	10.9	—	0.3	14.6
Other countries
UK	44.4	—	2.8	15.5	209.3	40.4	312.4	33.5	—	3.6	15.6	204.6	38.2	295.5
US	0.8	—	0.9	0.1	—	0.3	2.1	1.0	—	1.1	0.1	—	0.1	2.3
Japan	2.4	—	1.0	—	—	—	3.4	2.3	—	1.6	—	—	—	3.9
Denmark	—	—	—	—	—	—	—	—	—	—	—	—	0.5	0.5
Other	0.3	—	0.5	0.1	0.3	0.7	1.9	0.1	—	0.5	0.1	0.3	0.8	1.8
	47.9	—	5.2	15.7	209.6	41.4	319.8	36.9	—	6.8	15.8	204.9	39.6	304.0
Total	48.4	—	7.6	23.3	209.6	42.2	331.1	37.3	—	9.8	26.7	204.9	39.9	318.6
(1)Excludes balances with central banks.
(2)Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets. Loans are included gross of credit provisions.
(3)Includes The Netherlands of £0.6bn (2019: £0.2bn), Belgium of £0.9bn (2019: £0.6bn).
Balances with other Banco Santander group members (audited)
We deal with other Banco Santander group members in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander group members. We also dealt with Banco Santander SA as part of implementing our ring–fencing plans. We conduct these activities on the same terms as for similar transactions with third parties, and in a way that manages the credit risk within limits acceptable to the PRA.
At 31 December 2020 and 31 December 2019, we had gross balances with other Banco Santander group members as follows:

	2020				2019
	Financial institutions				Financial institutions
	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	1.8	—	—	1.8	1.8	—	—	1.8
UK	—	2.3	—	2.3	—	2.2	—	2.2
	1.8	2.3	—	4.1	1.8	2.2	—	4.0
Liabilities
Spain	2.5	0.1	—	2.6	2.4	0.1	—	2.5
UK	—	1.3	—	1.3	—	1.2	—	1.2
Uruguay	0.1	—	—	0.1	0.2	—	—	0.2
	2.6	1.4	—	4.0	2.6	1.3	—	3.9
Santander UK Group Holdings plc    113

Annual Report 2020 | Risk review

Covid-19 Support measures in place at 31 December 2020
A summary of the Covid-19 financial support measures that were in place at 31 December 2020 is set out below:

	Customers supported	Total loans for which PH granted	Breakdown of total PH granted				Outstanding PH
			Up to date after PH	Ongoing PH	New to arrears after PH ends	In arrears before PH
		£bn	%	%	%	%	£bn
Payment holidays (PH)(1)
Mortgages	251,000	37.1	88	8	2	2	2.5
Consumer (auto) finance(2)	54,000	0.5	77	11	8	4	0.1
Unsecured Personal Loans (UPLs)	34,000	0.2	77	13	4	6	<0.1
Credit Cards	32,000	0.1	76	12	8	4	<0.1
Business and corporates	2,500	2.4	98	2	—	—	0.1

	Number of customers	Loan balance	% of relevant laon book
		£bn	%
Government lending schemes(3)
Bounce Back Loan Scheme (BBLS)(4)	148,000	4.0	19
Coronavirus Business Interruption Loan Scheme (CBILS)	2,000	0.4	2
Coronavirus Large Business Interruption Loan Scheme (CLBILS)	30	0.2	3
(1)Also known as payment deferrals.Retail balances are stock positions for customers supported and loans at 31 December 2020 that have had, or currently have, payment holidays granted.
(2)Includes customers supported by PSA Finance UK Limited.
(3)Applications drawn to 31 December 2020.
(4)100% government guaranteed.

Corporate customer sector split(1)

	2020	2019
	Total	Total
	£bn	£bn
Social housing	5.8	6.4
Other real estate	4.9	5.5
Wholesale & retail trade	3.7	3.8
Accommodation & food	2.1	1.8
Construction	1.6	1.2
Human health & social work	1.5	1.4
Professional, scientific and technical	1.3	1.0
Administrative & support services	1.3	1.3
Manufacturing	1.0	1.2
Information & communication	0.8	0.5
Transport & storage	0.5	0.5
Electricity & gas	0.6	0.5
Arts, entertainment & recreation	0.4	0.3
Other segments	2.0	1.0
Total corporate loans	27.5	26.4
Of which government lending schemes	4.6	—
(1)Total corporate loans includes £24.3bn of Corporate lending (CCB, CIB and Business Banking) and £3.2bn of non-core loans in Corporate Centre (which is mostly Social Housing).

The corporate loan book is well-diversified with limited sectoral concentration.
Social housing is lending and treasury services for UK housing association groups (mainly charitable entities) secured by tenanted UK residential property. We have not had a default, loss or repossession in this portfolio.

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
Retail Banking – credit risk review
In this section, we analyse our credit risk exposures and how they are performing, including the impact of Covid-19. We also focus on forbearance and portfolios of particular interest. Our main portfolios are:

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
Business banking – This portfolio consists of small businesses with simple borrowing needs and an annual turnover of up to £6.5m. We offer unsecured lending products, including overdrafts, credit cards and business loans.

The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report some customer assets in Corporate & Commercial Baking rather than in Business Banking (in Retail Banking). See Note 2 for more information.
RETAIL BANKING – CREDIT RISK MANAGEMENT

For more on our approach to credit risk at a Santander UK group level See pages 88 to 101

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
1. Risk strategy and planning (audited)
For more on how we set our risk strategy and plans for Retail Banking, see the ‘Santander UK group level – credit risk management’ section.
2. Assessment and origination (audited)
We undertake a thorough risk assessment to make sure a customer can meet their obligations before we approve a credit application. We do this mainly by looking at affordability and the customer’s credit profile:
Affordability
We take proportionate steps to assess whether the customer will be able to make all the repayments on the loan over its full term. As part of this, we assess the risk that they will not pay us back. We do this by a series of initial affordability and credit risk assessments. If the loan is secured, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. For unsecured personal loans and credit cards, we stress accommodation costs on a proportionate basis as part of the affordability assessment. We regularly review the way we calculate affordability and refine it when we need to. This can be due to changes in regulations, the economy or our risk profile.
Credit profile
We look at each customer’s credit profile and signs of how reliable they are at repaying credit. When they apply, we use the data they give us, and:
–Credit policy: these are our rules and guidelines. We review them regularly to make sure our decisions are consistent and fair and align to the risk profile we want. For secured lending, we look at the property and the LTV as well as the borrower
–Credit scores: based on statistics about the reasons people fail to pay off debt. We use them to build models of what is likely to happen in the future. These models give a credit score to the customer for the loan they want, to show how likely it is to be repaid. We regularly review them
–Credit reference agencies: data from credit reference agencies about how the borrower has handled credit in the past
–Other Santander accounts: we look at how the customer is using their other accounts with us.

Santander UK Group Holdings plc    115

Annual Report 2020 | Risk review

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
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description
Residential mortgages	Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued. We have our own guidelines for surveyor valuations, which build on guidance from the Royal Institution of Chartered Surveyors (RICS). But we also make use of automated valuation methodologies where our confidence in the accuracy of this method is high.
Unsecured lending	Unsecured lending means there is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Consumer (auto) finance
Collateral is in the form of legal ownership of the vehicle for most consumer (auto) finance loans, with the customer being the registered keeper. Only a very small proportion of the consumer (auto) finance business is underwritten as a personal loan. In these cases, there is no collateral or security tied to the loan. We use a leading vehicle valuation company to assess the LTV at the proposal stage to ensure that the value of the vehicle being lent against is in line with market expectations, and thus any potential claims on said collateral would be sufficient to be able to mitigate against any potential losses. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Business banking
Business banking lending is unsecured so there is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back. When lending to incorporated businesses, we typically obtain personal guarantees from each director but we do not treat these as collateral.

3. Monitoring (audited)
Our risk assessment does not end once we have made the decision to lend. We monitor credit risk across the credit risk lifecycle, mainly using IT systems. There are three main parts:
–Behaviour scoring: we use statistical models that help to predict whether the customer will have problems repaying, based on data about how they use their accounts
–Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models. We also buy services like proprietary scorecards or account alerts, which tell us as soon as the customer does something that concerns us, such as missing a payment to another lender
–Other Santander accounts: each month, we also look at how the customer uses their other accounts with us, so we can identify problems early.
For secured lending, our monitoring also takes account of changes in property prices. We estimate the property’s current value every three months. In most cases, statistical models based on recent sales prices and valuations in that local area are used. Use of this model is subject to Model Risk Governance. Where a lack of data means the model’s valuation is not available, the original surveyor valuation with a House Price Index (HPI) adjustment as appropriate is used.
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
Covid-19 has and will continue to affect the macro-economic environment and we will respond to this using the Retail Risk Playbook tolerance framework and management judgements to ensure that portfolio quality remains within Risk Appetite.
4. Arrears management (audited)
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
5. Debt recovery (audited)
When a customer cannot or will not keep to an agreement for paying off their arrears, we consider recovery options. We only do this once we have tried to get the account back in order. To recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court. For retail mortgage loans we can delay legal action. That can happen if the customer shows that they will be able to pay off the loan or the arrears. We aim to repossess only as a last resort or, if necessary, to protect the property from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations on each property, as well as the estimated cost of selling it. These form the basis of our loss allowances calculations. Where we do enforce the possession of properties held as collateral, we use external agents to realise the value and settle the debt. During this process we do not own the property, but we do administer the sale process. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with insolvency regulations.
116    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Loan modifications (audited)
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
Capitalisation
We offer two main types, which are often combined with term extensions and, in the past, interest-only concessions:
–If the customer cannot afford to increase their monthly payment enough to pay off their arrears in a reasonable time but has been making their monthly payments (usually for at least six months), then we can add the arrears to the mortgage balance.
–We can also add to the mortgage balance at the time of forbearance, unpaid property charges which are due to a landlord and which we pay on behalf of the customer to avoid the lease being forfeited.

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

Other modifications
Apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer. In addition, since March 2020, we have provided mortgage customers with payment holiday terms in line with the UK Government's Covid-19 guidance. Similar payment holidays have also been granted in respect of consumer (auto) finance, personal loans, credit cards and business banking. Where these customers showed no signs of financial difficulties at the time, we do not classify the contract changes as forbearance, and most of the loans are being repaid without any problems. For customers who have needed further financial support after the payment holiday period, we help them by offering assistance in line with our policies. We do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers in insolvency or bankruptcy.
Risk measurement and control
Retail Banking involves managing large numbers of accounts, so it produces a huge amount of data. This allows us to take a more analytical and data intense approach to measuring risk. This is reflected in the wide range of statistical models we use across the credit risk lifecycle. We use:
–Risk strategy and planning: econometric models
–Assessment and origination: application scorecards, and attrition, pricing, loss allowance and capital models
–Monitoring: behavioural scorecards and profitability models
–Arrears management: models to estimate the proportion of cases that will result in possession (known as roll rates)
–Debt recovery: recovery models.
We assess and review our loss allowances regularly and have them independently reviewed. We look at a number of factors, including the cash flow available to service debt. We also use an agency to value any collateral – mainly mortgages.
Santander UK Group Holdings plc    117

Annual Report 2020 | Risk review

RETAIL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL in the year. The footnotes to the Santander UK group level table on page 112 also apply to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
2020	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	193,403	89	9,475	259	1,902	201	204,780	549
Transfers from Stage 1 to Stage 2 (3)	(5,242)	(9)	5,242	9	—	—	—	—
Transfers from Stage 2 to Stage 1 (3)	2,544	86	(2,544)	(86)	—	—	—	—
Transfers to Stage 3 (3)	(305)	(7)	(540)	(27)	845	34	—	—
Transfers from Stage 3 (3)	8	1	324	20	(332)	(21)	—	—
Transfers of financial instruments	(2,995)	71	2,482	(84)	513	13	—	—
Net ECL remeasurement on stage transfer (4)	—	(79)	—	144	—	42	—	107
Change in economic scenarios (2)	—	8	—	81	—	10	—	99
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased (5)	34,986	29	479	36	9	6	35,474	71
Redemptions, repayments and assets sold (7)	(25,835)	(16)	(1,139)	(22)	(319)	8	(27,293)	(30)
Other (6)	150	17	342	(46)	99	94	591	65
Assets written off (7)	(2)	(1)	1	1	(228)	(180)	(229)	(180)
At 31 December 2020	199,707	118	11,640	369	1,976	219	213,323	706
Net movement in the year	6,304	29	2,165	110	74	18	8,543	157

Charge/(release) to the Income Statement		30		109		198		337
Less: Discount unwind		—		—		(9)		(9)
Less: Recoveries net of collection costs		—		—		(20)		(20)
Income statement charge/(release) for the year		30		109		169		308

2019
At 1 January 2019	181,600	88	10,356	259	2,170	203	194,126	550
Transfers from Stage 1 to Stage 2 (3)	(3,078)	(8)	3,078	8	—	—	—	—
Transfers from Stage 2 to Stage 1 (3)	3,254	67	(3,254)	(67)	—	—	—	—
Transfers to Stage 3 (3)	(315)	(2)	(482)	(19)	797	21	—	—
Transfers from Stage 3 (3)	9	1	500	22	(509)	(23)	—	—
Transfers of financial instruments:	(130)	58	(158)	(56)	288	(2)	—	—
Net ECL remeasurement on stage transfer (4)	—	(60)	—	75	—	56	—	71
Change in economic scenarios (2)	—	(5)	—	(26)	—	(9)	—	(40)
Changes to model	—	—	—	—	—	13	—	13
New lending and assets purchased (5)	36,779	23	447	25	13	9	37,239	57
Redemptions, repayments and assets sold (7)	(25,810)	(20)	(1,206)	(17)	(436)	(33)	(27,452)	(70)
Other (6)	965	5	37	(1)	117	160	1,119	164
Assets written off (7)	(1)	—	(1)	—	(250)	(196)	(252)	(196)
At 31 December 2019	193,403	89	9,475	259	1,902	201	204,780	549
Net movement in the year	11,803	1	(881)	—	(268)	(2)	10,654	(1)

Charge/(release) to the Income Statement		1		—		194		195
Less: Discount unwind		—		—		(8)		(8)
Less: Recoveries net of collection costs		—		—		(31)		(31)
Income statement charge/(release) for the year		1		—		155		156
(1)Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)Changes to assumptions in the year. Isolates the impact on ECL from changes to the economic variables for each scenario, changes to the scenarios themselves and changes in the probability weights from all other movements. This also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
(3)Total impact of facilities that moved stage(s) in the year. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the year. Transfers from each stage are based on opening balances, and transfers in are based on closing balances, giving rise to a net movement on transfer.
(4)Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)Exposures and ECL on facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
(6)Residual movements on facilities that did not change Stage in the period, and which were not acquired in the year. Included the impact of changes in risk parameters in the year, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the year.
(7)Exposures and ECL for facilities that existed at the start of the year, but not at the end.
118    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

	Mortgages			Business banking			Consumer (auto) finance			Other unsecured lending			Total
	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage
2020	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
PD deterioration	7,102	92	1.3	—	—	—	88	13	14.8	650	154	23.7	7,840	259	3.3
Forbearance	602	3	0.5	—	—	—	—	—	—	10	—	—	612	3	0.5
Other	1,165	7	0.6	—	—	—	248	11	4.4	34	4	11.8	1,447	22	1.5
30 DPD	805	14	1.7	10	2	20.0	27	12	44.4	55	30	54.5	897	58	6.5
Payment Holiday	795	15	1.9	—	—	—	16	1	6.3	33	11	33.3	844	27	3.2
	10,469	131	1.3	10	2	20.0	379	37	9.8	782	199	25.4	11,640	369	3.2

2019
PD deterioration	6,216	77	1.2	—	—	—	91	13	14.3	442	100	22.6	6,749	190	2.8
Forbearance	504	3	0.6	—	—	—	—	—	—	—	—	—	504	3	0.6
Other	520	6	1.2	—	—	—	478	4	0.8	176	10	5.7	1,174	20	1.7
30 DPD	983	15	1.5	6	2	33.3	35	11	31.4	24	18	75.0	1,048	46	4.4
	8,223	101	1.2	6	2	33.3	604	28	4.6	642	128	19.9	9,475	259	2.7

Santander UK Group Holdings plc    119

Annual Report 2020 | Risk review

RESIDENTIAL MORTGAGES
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small number of loans in the Isle of Man and Jersey.

2020 compared to 2019
A historically benign credit environment has supported our customers in the past and helped to reduce credit risk. However, from our experience we know that unemployment is one of the most important factors in defaults on mortgages, our biggest loan book. Whilst the UK housing market continues to show resilience, we are cautious on the outlook in light of recent economic uncertainty due to the Covid-19 pandemic. Strong net mortgage growth of £4.4bn (2019: £7.4bn), with a rebound in application volumes following the Q2 2020 housing market closure.

Borrower profile (audited)
In this table, ‘Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are new customers who are taking a new mortgage with us.

	Stock				New business
	2020		2019		2020		2019
	£m	%	£m	%	£m	%	£m	%
Home movers	72,439	42	70,860	43	10,116	41	11,192	38
Remortgagers	51,796	31	52,480	32	6,861	27	9,197	31
First-time buyers	33,958	20	32,112	19	5,354	21	6,952	23
Buy-to-let	11,608	7	9,904	6	2,622	11	2,473	8
	169,801	100	165,356	100	24,953	100	29,814	100
As well as the new business in the table above, there were £31.7bn (2019: £31.6bn) of remortgages where we moved existing customers with maturing products onto new mortgages. We also provided £1.2bn (2019: £1.3bn) of further advances and flexible mortgage drawdowns.
2020 compared to 2019
The borrower profile of stock remained broadly unchanged. The new business borrower profile whilst similar to 2019 showed an increase in Home Movers and Buy-to-let mortgages with a decrease in First Time Buyers and Remortgages, which reflected market conditions. In 2020, we helped first-time buyers purchase their new home with £5.4bn of gross lending (2019: £7.0bn).

Interest rate profile (audited)
The interest rate profile of our mortgage asset stock was:

	2020		2019
	£m	%	£m	%
Fixed rate	136,045	80	128,798	78
Variable rate	21,152	13	22,116	13
Standard Variable Rate (SVR)	10,682	6	14,124	9
Follow on Rate (FoR)	1,922	1	318	—
	169,801	100	165,356	100

2020 compared to 2019
In 2020, we continued to see customers refinance from SVR to fixed rate products influenced by low mortgage rates and the competitive mortgage market.

Geographical distribution (audited)
The geographical distribution of our mortgage asset stock was:

	Stock		New business
	2020	2019	2020	2019
Region	£bn	£bn	£bn	£bn
London	42.6	41.4	6.1	7.5
Midlands and East Anglia	22.9	22.1	3.7	4.3
North	23.1	22.7	3.3	3.8
Northern Ireland	3.1	3.3	0.2	0.3
Scotland	6.7	6.8	0.8	1.2
South East excluding London	53.6	51.7	8.3	9.7
South West, Wales and other	17.8	17.4	2.6	3.0
	169.8	165.4	25.0	29.8

Average loan size for new business	£'000	£'000
South East including London	284	277
Rest of the UK	166	154
UK as a whole	218	207

2020 compared to 2019
The geographical distribution of the portfolio continued to represent a broad footprint across the UK, whilst maintaining a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the year, based on average earnings of new business at inception, was 3.29 (2019: 3.27).

120    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Larger loans (audited)
The mortgage asset stock of larger loans was:

	South East including London		UK
	2020	2019	2020	2019
Individual mortgage loan size	£m	£m	£m	£m
<£0.25m	45,553	45,828	105,493	105,855
£0.25m to £0.50m	36,241	34,027	47,903	44,549
£0.50m to £1.0m	12,214	11,471	14,076	13,114
£1.0m to £2.0m	1,934	1,538	2,085	1,644
>£2.0m	236	186	244	194
	96,178	93,050	169,801	165,356

At 31 December 2020, there were 98 (2019: 76) individual mortgages over £2.0m. In 2020, there were 38 (2019: 32) new mortgages over £2.0m.

Loan-to-value analysis (audited)
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

	2020					2019
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	74,620	28	858	11	4,180	70,714	24	743	11	5,113
>50-75%	69,771	90	633	36	10,088	67,311	65	626	24	11,876
>75-85%	18,508	41	125	19	5,858	17,436	31	136	13	6,130
>85-100%	6,165	44	93	22	4,781	9,011	34	110	17	6,650
>100%	737	77	90	44	46	884	64	107	38	45
	169,801	280	1,799	132	24,953	165,356	218	1,722	103	29,814
Collateral value of residential properties (1)	169,694		1,783		24,953	165,229		1,702		29,813

	%		%		%	%		%		%
Simple Average(2) LTV (indexed)	42		41		64	43		42		65
(1)Collateral value shown is limited to the balance of each related loan. Excludes the impact of over-collateralisation, where the collateral is higher than the loan. Includes collateral against loans in negative equity of £629m (2019: £757m).
(2)Total of all LTV% divided by the total of all accounts.
At 31 December 2020, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £107m (2019: £127m).
In 2020, the simple average LTV of mortgage total new lending in London was 60% (2019: 61%).
2020 compared to 2019
There were no significant changes in the quality of our collateral in 2020. Overall simple average LTV remained broadly flat over the year with some slight improvements seen towards the end of the year. We continue to monitor the LTV profile of new lending and take action as needed to ensure the LTV mix of completions is appropriate.

Credit performance (audited)

	2020	2019
	£m	£m
Mortgage loans and advances to customers of which:	169,801	165,356
–Stage 1	157,614	155,477
–Stage 2	10,388	8,157
–Stage 3	1,799	1,722
Loss allowances(3)	280	218

	%	%
Stage 1 ratio(1)	92.82	94.03
Stage 2 ratio(1)	6.12	4.93
Stage 3 ratio(2)	1.07	1.05
(1)Stage 1/Stage 2 exposures as a percentage of customer loans.
(2)Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
(3)The ECL allowance is for both on and off–balance sheet exposures.

Santander UK Group Holdings plc    121

Annual Report 2020 | Risk review

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the year. The footnotes to the Santander UK group level analysis on page 112 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
2020	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	168,830	14	8,224	101	1,734	103	178,788	218
Transfers from Stage 1 to Stage 2 (3)	(4,686)	(2)	4,686	2	—	—	—	—
Transfers from Stage 2 to Stage 1 (3)	1,911	17	(1,911)	(17)	—	—	—	—
Transfers to Stage 3(3)	(229)	(3)	(491)	(11)	720	14	—	—
Transfers from Stage 3(3)	4	—	311	14	(315)	(14)	—	—
Transfers of financial instruments	(3,000)	12	2,595	(12)	405	—	—	—
Net ECL remeasurement on stage transfer (4)	—	(15)	—	50	—	16	—	51
Change in economic scenarios(2)	—	7	—	13	—	10	—	30
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased (5)	26,102	4	237	5	1	—	26,340	9
Redemptions, repayments and assets sold (7)	(20,679)	(4)	(856)	(7)	(297)	(15)	(21,832)	(26)
Other(6)	(459)	(1)	270	(19)	24	7	(165)	(13)
Assets written off (7)	—	—	—	—	(54)	(14)	(54)	(14)
At 31 December 2020	170,794	17	10,470	131	1,813	132	183,077	280
Net movement in the year	1,964	3	2,246	30	79	29	4,289	62

Charge/(release) to the Income Statement		3		30		43		76
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Income statement charge/(release) for the year		3		30		40		73

2019
At 1 January 2019	157,739	12	9,432	119	1,999	106	169,170	237
Transfers from Stage 1 to Stage 2 (3)	(2,345)	(1)	2,345	1	—	—	—	—
Transfers from Stage 2 to Stage 1 (3)	2,921	24	(2,921)	(24)	—	—	—	—
Transfers to Stage 3(3)	(231)	—	(429)	(8)	660	8	—	—
Transfers from Stage 3(3)	5	(1)	485	16	(490)	(15)	—	—
Transfers of financial instruments	350	22	(520)	(15)	170	(7)	—	—
Net ECL remeasurement on stage transfer (4)	—	(23)	—	16	—	12	—	5
Change in economic scenarios(2)	—	(5)	—	(22)	—	(9)	—	(36)
Changes to model	—	—	—	—	—	13	—	13
New lending and assets purchased (5)	31,090	5	198	3	2	—	31,290	8
Redemptions, repayments and assets sold (7)	(22,439)	(1)	(1,039)	(6)	(396)	(12)	(23,874)	(19)
Other (6)	2,090	4	153	6	31	14	2,274	24
Assets written off (7)	—	—	—	—	(72)	(14)	(72)	(14)
At 31 December 2019	168,830	14	8,224	101	1,734	103	178,788	218
Net movement in the year	11,091	2	(1,208)	(18)	(265)	(3)	9,618	(19)

Charge/(release) to the Income Statement		2		(17)		11		(4)
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		—		—
Income statement charge/(release) for the year		2		(17)		7		(8)

122    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Loan modifications
Forbearance(1)
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2020	2019
	£m	£m
Financial assets modified in the year:
–Amortised cost before modification	305	384
–Net modification loss	7	7
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the year	114	89

The balances (audited) at 31 December 2020 and 31 December 2019, analysed by their staging at the year-end and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Total	Loss allowances
2020	£m	£m	£m	£m	£m	£m
Stage 2	409	393	310	—	1,112	13
Stage 3	219	83	86	28	416	29
	628	476	396	28	1,528	42
Proportion of portfolio	0.4%	0.3%	0.2%	—%	0.9%

2019
Stage 2	405	338	342	1	1,086	12
Stage 3	197	91	97	10	395	24
	602	429	439	11	1,481	36
Proportion of portfolio	0.4%	0.3%	0.3%	—%	0.9%
(1)We base forbearance type on the first forbearance on the accounts.
2020 compared to 2019
In 2020, the number of new accounts granted forbearance reduced. Forbearance activity was higher in 2019 due to the launch of a new term extension forbearance solution for interest-only past maturity customers in August 2018, with volumes of this solution decreasing after its initial launch. The proportion of the mortgage portfolio in forbearance remained flat at 0.9% (2019: 0.9%).
–At 31 December 2020, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments remained flat at 81% (2019: 81%).
–The weighted average LTV of all accounts in forbearance was 34% (2019: 35%) compared to the weighted average portfolio LTV of 38% (2019: 39%).
–At 31 December 2020, the carrying value of mortgages classified as multiple forbearance increased slightly to £143m (2019: £137m).
Other loan modifications
Since March 2020, we have provided mortgage customers with payment holiday terms in line with UK Government and FCA guidance. For more on this, see 'Covid-19 Support measures in place at 31 December 2020' in 'Santander UK group level - Credit risk review'.
At 31 December 2020, there were £2.6bn (2019: £4.5bn) of other mortgages on the balance sheet that we had modified since January 2008. At 31 December 2020:
The average LTV was 30% (2019: 32%), and 96% (2019: 96%) of accounts had made their last six months’ contractual payments.
The proportion of accounts that were 90 days or more in arrears was 1.50% (2019: 2.14%).
Santander UK Group Holdings plc    123

Annual Report 2020 | Risk review

RESIDENTIAL MORTGAGES – PORTFOLIOS OF PARTICULAR INTEREST
Introduction
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

Customers with interest-only mortgages have to make arrangements to repay the principal at the end of the mortgage. We have a strategy to make sure that we tell these customers that they have to do this. We send them messages with their annual mortgage statements, and we run contact campaigns to encourage them to tell us how they plan to repay. We undertake these contact campaigns periodically throughout the customers' interest-only mortgage term and increase the frequency of contact as customers approach term maturity.

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
Flexible loans
Flexible mortgages allow customers to pay more or less than their usual amount each month, or even to take ‘payment holidays’ when they pay nothing at all. Customers do not have to take or draw down the whole loan all at once – so if they took out a mortgage big enough to allow them to build a home extension after three years, they do not have to start paying interest on that extra money until they are ready to spend it. There are conditions on when and how much customers can draw down:
–There are often limits on how much can be drawn down in any month
–The customer cannot be in payment arrears
–The customer cannot have insolvency problems, such as a county court judgement, bankruptcy, an individual voluntary arrangement, an administration order or a debt relief order.
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
In addition, in 2020 we provided customers with payment holiday terms in line with the UK Government's Covid-19 guidance. For more on this, see ‘Covid-19 Support measures in place at 31 December 2020’ in 'Santander UK group level - Credit risk review'.
124    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Credit performance (audited)

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest-only, part repayment (2) (3)	Flexible(3)	LTV >100%	Buy-to-let	Other portfolio
2020	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	169,801	38,722	13,498	9,953	737	11,608	113,378
–Stage 1	157,614	33,609	12,118	8,731	426	11,180	108,003
–Stage 2	10,388	4,230	1,132	989	221	393	4,763
–Stage 3	1,799	883	248	233	90	35	612
Stage 3 ratio(4)	1.07%	2.30%	1.84%	2.48%	12.25%	0.30%	0.54%
PIPs	10	5	2	1	4	—	2
Simple average LTV (indexed)	42%	44%	44%	26%	117%	59%	43%

2019
Mortgage portfolio	165,356	38,062	13,247	11,273	884	9,904	109,234
–Stage 1	155,477	33,739	12,112	10,183	594	9,593	105,114
–Stage 2	8,157	3,502	888	873	183	285	3,526
–Stage 3	1,722	821	247	217	107	26	594
Stage 3 ratio(4)	1.05%	2.17%	1.87%	2.03%	12.11%	0.26%	0.54%
PIPs	32	14	9	2	13	1	8
Simple average LTV (indexed)	43%	45%	45%	28%	117%	60%	44%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £10,037m (2019: £9,823m) and the non-interest-only part of the loan.
(3)Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(4)Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
2020 compared to 2019
–In 2020, the proportion of interest-only loans together with part interest-only, part repayment and flexible loans reduced, reflecting our strategy to manage down the proportional exposure to these lending profiles.
–BTL mortgage balances increased £1.7bn to £11.6bn (2019:£9.9bn) driven by continued focus in growing this portfolio. In 2020, the simple average LTV of mortgage total new BTL lending was 65% (2019:64%).

Interest-only sub analysis
Full interest-only new business in the year

	2020	2019
	£m	£m
Full interest-only loans	4,267	4,000
Full interest-only maturity profile

	Term expired	Within 2 years	Between 2-5 years	Between 5-15 years	Greater than 15 years	Total
2020	£m	£m	£m	£m	£m	£m
Full interest-only portfolio	374	1,736	3,722	20,490	12,400	38,722
–of which value weighted average LTV (indexed) is >75%	13	131	154	1,405	1,018	2,721

2019
Full interest-only portfolio	338	1,541	3,706	20,984	11,493	38,062
–of which value weighted average LTV (indexed) is >75%	11	111	219	1,793	1,051	3,185

2020 compared to 2019
For full interest-only mortgages, of the total £374m that was term expired at 31 December 2020, 84% continued to pay the interest due under the expired contract terms. Interest-only mortgages that matured in 2020 totalled £613m, of which: £272m was subsequently repaid, £6m was refinanced under normal credit terms, £105m was refinanced under forbearance arrangements and £230m remained unpaid and was classified as term expired at 31 December 2020.
At 31 December 2020, there were 69,713 (2019: 76,767) flexible mortgage customers, with undrawn facilities of £5,621m (2019: £5,841m). The portfolio’s value weighted LTV (indexed) was 26% (2019: 27%).
Santander UK Group Holdings plc    125

Annual Report 2020 | Risk review

Forbearance(1) (audited)
The balances at 31 December 2020 and 31 December 2019 were:

	Interest-only(2)	Flexible	LTV >100%	Buy-to-Let
2020	£m	£m	£m	£m
Total	285	48	10	9
–Stage 2	184	34	3	6
–Stage 3	101	14	7	3

2019
Total	392	73	17	10
–Stage 2	285	56	8	8
–Stage 3	107	17	9	2
(1)Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)Comprises full interest-only loans and part interest-only, part repayment loans.
2020 compared to 2019
In 2020, the number of new accounts granted forbearance reduced. Forbearance activity was higher in 2019 due to the launch of a new term extension forbearance solution for interest-only past maturity customers in August 2018, with volumes of this solution decreasing after its initial launch.
126    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
CONSUMER (AUTO) FINANCE AND OTHER UNSECURED LENDING
Consumer (auto) finance
Retail Banking provides auto finance through Santander Consumer (UK) plc (SCUK). We offer a range of wholesale finance products (stock financing) and retail products for the purchase or lease of new and used cars, vans, motorcycles, bicycles and caravans. Our products are offered through dealers and brokers at the point of sale. At 31 December 2020, we operate with 15 manufacturers and have two joint venture agreements.
Through our joint ventures, Hyundai Capital UK Ltd (HCUK) and PSA Finance UK Ltd (PSAF), we provide retail point of sale customer finance as well as wholesale finance facilities (stock finance) for Hyundai and Kia, managed by HCUK, and Peugeot, Citroën and DS, managed by PSAF. We hold a 50.01% share in each of these joint ventures. However, due to the varying structures of the joint ventures, we apply the equity method of accounting for HCUK and consolidate PSAF.
Residual Value risk is one of our top risks. We check the portfolio each month, using triggers set to identify any material change in trends. We use leading independent vehicle valuation companies to assess the future value of the asset both before the start of the agreement and at points during the agreement. It is through this approach to RV setting and provisioning, where we react to market and car model level changes in future valuations, to help us make better decisions, strategies, and retain financial stability.
One of our main aims is sustainable profit which plays a key part in the strategy decisions made in relation to business growth. Our focus is on the broadening of our range of partners and maintaining a conservative risk appetite. We support climate change mitigation by funding alternative fuel technologies and give customers the option to offset the carbon emissions from their vehicles.
During the Covid-19 pandemic, we have made sure that our dealer partners, retail customers and staff have had the right products, services, and support in place. Close to 40,000 of our retail portfolio customers have had some form of support through payment deferrals or changes to their agreements.
Other unsecured lending
Retail Banking also provides other unsecured lending, which includes:
–Personal loans: we offer personal loans for most purposes, such as debt consolidation, home improvement, and to support significant life events such as weddings
–Credit cards: we offer a wide range of credit cards designed to suit a variety of customers, including balance transfer cards and cards that offer rewards
–Overdrafts: we also offer arranged overdrafts for customers who have a bank account with us. We evaluate our customers’ circumstances to decide how much they can borrow. In other cases, a customer may have overdrawn their bank account without arranging it with us first.
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

Credit performance (audited)

	Consumer (auto) finance	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2020	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	8,024	2,038	2,349	408	4,795	12,819
–Stage 1	7,587	1,881	1,975	253	4,109	11,696
–Stage 2	379	139	335	138	612	991
–Stage 3	58	18	39	17	74	132
Loss allowances(2)	118	80	158	61	299	417
Stage 3 undrawn exposures	—				27	27
Stage 3 ratio(1)	0.72%				2.09%	1.24%
Gross write offs	25				129	154

2019
Loans and advances to customers of which:	7,684	2,135	2,788	590	5,513	13,197
–Stage 1	7,038	2,020	2,473	404	4,897	11,935
–Stage 2	604	95	267	160	522	1,126
–Stage 3	42	20	48	26	94	136
Loss allowances(2)	88	51	120	62	233	321
Stage 3 undrawn exposures	—				25	25
Stage 3 ratio(1)	0.55%				2.15%	1.21%
Gross write-offs	34				134	168
(1)Total Stage 3 exposure as a percentage of loans and advances to customers plus undrawn Stage 3 exposures.
(2)The ECL allowance is for both on and off–balance sheet exposures.

Santander UK Group Holdings plc    127

Annual Report 2020 | Risk review

Loan modifications
Forbearance
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	Credit cards	Overdrafts	Total other unsecured
2020	£m	£m	£m
Financial assets modified in the year:
–Amortised cost before modification	18	8	26
–Net modification gain	8	4	12
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the year	2	2	4

2019
Financial assets modified in the year:
–Amortised cost before modification	23	15	38
–Net modification gain	12	8	20
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the year	3	2	5

The balances (audited) at 31 December 2020 and 31 December 2019 were:

		Other unsecured
	Consumer (auto) Finance	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2020	£m	£m	£m	£m	£m	£m
Total	9	—	43	16	59	68
–Stage 2	4	—	10	5	15	19
–Stage 3	5	—	33	11	44	49

2019
Total	7	—	51	25	76	83
–Stage 2	5	—	10	7	17	22
–Stage 3	2	—	41	18	59	61

2020 compared to 2019
We maintained our prudent Consumer (auto) finance underwriting criteria throughout the year. In 2020, the product mix was broadly unchanged, with a slight increase in wholesale finance facilities (stock finance). The retail car finance market saw challenges in 2020 mainly due to dealerships closures as a result of Covid-19.
At 31 December 2020, Consumer (auto) finance balances increased by £340m (4%), and represented 4% (2019: 4%) of total Retail Banking loans and 4% (2019: 4%) of total customer loans. Gross lending (new business) was £3,074m (2019: £3,308m). Wholesale loans (Stock finance) to car dealerships were approximately 17% of the Consumer loan book, an increase of £65m since 31 December 2019. The average Consumer (auto) finance loan size was £15,918 (2019: £13,900).
The risk profile for Consumer (auto) finance and other unsecured lending remained stable in terms of our credit scoring acceptance policies, however there was a deterioration in the credit quality as a result of Covid-19. It is too early to assess whether this will be a permanent decline in the risk profile.
Other loan modifications
Since March 2020, we have provided Consumer (auto) finance, personal loans, and credit cards customers with payment holiday terms. For more on this, see 'Covid-19 Support measures in place at 31 December 2020' in 'Santander UK group level - Credit risk review'.
128    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
BUSINESS BANKING
We provide business banking services to small businesses with a turnover of up to £6.5m per annum and relatively simple borrowing needs. We only offer unsecured lending products, including overdrafts, credit cards and business loans.
Our risk management strategies operate on an automated basis (where possible) to ensure an efficient customer journey and a cost-effective credit decisioning process. We use a combination of internal, credit reference agency and application data in our credit assessments. Credit scoring combined with policy rules give us confidence that businesses are creditworthy and can afford their repayments. Post approval, we review revolving credit facilities each year to ensure the facilities remain appropriate for the customer's financial circumstances.
The Covid-19 pandemic has created an extremely challenging environment for many businesses, and we have supported customers by participating in government support schemes designed for small businesses. The Bounce Back Loans Scheme attracted unprecedented demand due to the efficient application process, which requires no credit risk assessment. At 31 December 2020, we had accepted over 148,000 applications for Bounce Back Loans with loan amounts totalling £4.0bn. Applications for lending outside of government schemes that would ordinarily be approved automatically are being manually underwritten, as a temporary measure due to Covid-19, to ensure we consider the uncertain and changing environment.
Lending exposure outside of government support schemes reduced as customers have used the support available to reduce their commitments. We continue to closely monitor the performance of the portfolio and have developed bespoke methods to understand customers’ performance through the pandemic.
We substantially upgraded our decision system in 2020 to provide a greater breadth of data and flexibility to optimise risk strategies and meet the challenge of lending in a rapidly changing environment.

Credit performance (audited)

	2020	2019
	£m	£m
Loans and advances to customers of which:	3,855	209
–Stage 1	3,845	197
–Stage 2	6	6
–Stage 3	4	6
Loss allowances(2)	9	9
Stage 3 undrawn exposures	—	—
Stage 3 ratio(1)	0.10%	2.87%
Gross write offs	12	14
(1)Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
(2)The ECL allowance is for both on and off–balance sheet exposures.
2020 compared to 2019
Business banking balances increased significantly in 2020 due to Bounce Back Loans advanced under the UK Government's Coronavirus Loan Schemes set up as a result of Covid-19. These loans are 100% guaranteed by the UK Government, and so ECL is not applied to them.

Loan modifications
Forbearance
There was no new forbearance granted in 2020 and 2019.
The balances (audited) at 31 December 2020 and 31 December 2019 were:

	2020	2019
	£m	£m
Total	4	4
–Stage 3	4	4

Other loan modifications
Since March 2020, we have provided Business Banking customers with payment holiday terms. For more on this, see 'Covid-19 Support measures in place at 31 December 2020' in 'Santander UK group level - Credit risk review'.
Santander UK Group Holdings plc    129

Annual Report 2020 | Risk review

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
Credit risk review
In this section, we analyse our credit risk exposures and how they are performing, including the impact of Covid-19. We also focus on forbearance and portfolios of particular interest.

Our main portfolios are:

Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre
–SME and mid corporate – banking, trade finance, receivables finance, lending and treasury services mainly to enterprises with an annual turnover of up to £500m.
–Commercial Real Estate – lending to experienced, professional landlords mainly secured by tenanted UK property in the office, retail, industrial and residential sub-sectors.
–Social Housing – lending and treasury services for UK housing association groups secured by tenanted UK residential property. Borrowers are mainly charitable entities and registered with the appropriate regulator for the part of the UK in which they operate.

–Large Corporate – loans and treasury products for large corporates to support their working capital and liquidity needs.
–Financial Institutions – mainly derivatives for hedging purposes and trade finance instruments, under approved ring-fenced bank exceptions policy.

–Sovereign and Supranational – securities issued by local and central governments, and government guaranteed counterparties. We hold some of them to help meet our liquidity needs.
–Structured Products – we have two portfolios. The High Quality Liquid Assets (HQLA) portfolio is high quality assets, chosen for diversification and liquidity. The Legacy Treasury asset portfolio is mainly asset-backed securities.
–Social Housing – legacy social housing loans that do not fit with our strategy.
–Financial Institutions – mainly derivatives, repurchase and reverse repurchase transactions (known as repos and reverse repos), and stock borrowing/lending, under approved ring-fenced bank exceptions policy to facilitate hedging or liquidity management.
–Legacy Portfolios in run-off – assets from acquisitions that do not fit with our strategy. These include some commercial mortgages.

–Crown Dependencies – mainly residential mortgages to individuals in Jersey and the Isle of Man.
The segmental basis of presentation in this Annual Report has been changed, and the prior periods restated, to report some customer assets in Corporate & Commercial Banking rather than in Business Banking (in Retail Banking), some non-core corporate mortgages in Corporate & Commercial Banking rather than in Corporate Centre, and a number of smaller business lines in Corporate Centre rather than in Corporate & Investment Banking. See Note 2 for more information.
OTHER BUSINESS SEGMENTS – CREDIT RISK MANAGEMENT

For more on our approach to credit risk at a Santander UK group level See pages 88 to 101

In Corporate & Commercial Banking, we classify most of our customers as non-standardised. We also have some SME customers classified as standardised as it is a high-volume portfolio with smaller exposures. In CIB and Corporate Centre, we classify all our customers as non-standardised, except for the commercial mortgages in our Legacy Portfolios in run-off, and the Crown Dependencies mortgage portfolio.
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
Credit risk
2. Assessment and origination (audited)
We do a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We do this mainly by assigning each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and trends in the economy including reflecting the impacts of the Covid-19 pandemic – backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year. We also assess the underlying risk of the transaction, taking into account any mitigating factors (see the tables below) and how it fits with our risk policies, limits and Risk Appetite, as set by the Board and lower level committees and fora. We consider transactions in line with credit limits approved by the relevant credit authority. In CIB and Corporate Centre, a specialist analyst usually reviews a transaction at the start and over its life. They base their review on the financial strength of the client, its position in its industry, and its management strengths.
We also use stress testing, for example to estimate how a customer might be able to cope if interest rates rise or to manage the impacts of the Covid-19 pandemic including local and regional lockdowns.
Responsible lending
We lend to a wide range of sectors and industries, including those that are intrinsic or of strategic importance to the economy of the UK or another country or territory. As part of lending responsibly, we comply with the Equator Principles, factoring social, ethical and environmental impacts into our risk analysis and decision-making process for financial transactions. These principles address climate change, prevention of pollution and toxic waste emissions, biodiversity, indigenous peoples and human rights. Our policies on Aerospace and Defence, Energy, Mining & Metals and Soft Commodities and our Sensitive Sectors policy continue to define our approach towards creating long-term value while managing reputational, social and environmental risks. These policies contain prohibitions and restrictions on a range of activities. Prohibited activities include the provision of products or services for new Coal Fired Power Plant (CFPP) projects and taking on new clients with existing CFPPs. In 2020, we included a further prohibition on the development, construction or expansion of oil and gas drilling projects north of the Arctic Circle. Restricted activities include transactions specific to CFPPs for existing clients which do not significantly improve environmental impacts, such as a significant reduction of CO2. In 2020, we added a further restriction on the development, construction or expansion of Liquid Natural Gas facilities. Environmental and Social Risk Champions and the Reputational Risk Forum review and approve all restricted activities to ensure that they fall within our risk appetite. This forum reviews, monitors and escalates key decisions around financial and non-financial reputational risks to the Board.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.
Corporate & Commercial Banking:

Portfolio	Description
SME and mid corporate	Includes secured and unsecured lending. We can use covenants (financial or non-financial) to support a customer’s credit rating. For example, we can set limits on how much they can spend or borrow, or how they operate as a business. We can take mortgage debentures as collateral. These are charges over a company’s assets, almost always first charges. We can also take a first legal charge on commercial property as collateral. Before agreeing the loan, we get an independent professional valuation which assesses the property. We can also take guarantees, but we do not treat them as collateral and we do not put a cash value on them unless they are supported by a tangible asset which is charged to us. The UK Government guarantee supporting the losses for amounts lent under the UK Government's Coronavirus Loan Schemes are considered as collateral (80% for CBILS and CLBILS and 100% for BBLS). If a customer defaults, we work with them to consider debt restructuring options. We generally do not enforce our security over their assets except when restructuring options have been exhausted or to protect our position in relation to third party claims. In this case, we might appoint an administrator.

We also lend against assets (like vehicles and equipment) and invoices for some customers. For assets, we value them before we lend. For invoices, we review the customer’s ledgers regularly and lend against debtors that meet agreed criteria. If the customer defaults, we repossess and sell their assets or collect on their invoices.
Commercial Real Estate	We take a first legal charge on commercial property as collateral. The loan is subject to strict criteria, including the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before agreeing the loan, we visit the property and get an independent professional valuation which assesses the property, the tenant and future demand (such as comparing market rent to current rent). Loan agreements typically allow us to view the property each year and get revaluations every two to three years, or more often if it is likely covenants may be breached.
Social Housing	We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing. The value would be considerably higher if we based it on normal residential use. On average, the loan balance is 25% to 50% of the implied market value, using our LGD methodology. We have not had a default, loss or repossession on Social Housing. We manage older Social Housing loans that do not fit our current business strategy in Corporate Centre.
Corporate & Investment Banking:

Portfolio	Description
Large Corporate	Most of these corporate loans and products are unsecured. We also have a structured finance portfolio, where we typically hold legal charges over the assets we finance. For all customer segments, the bank monitors borrowers are in line with expected performance and (where applicable) documented covenants so we detect any financial distress early.
Financial Institutions	We manage the risk on derivatives in this portfolio in the same way as for the derivatives in Financial Institutions within Corporate Centre.
Santander UK Group Holdings plc    131

Annual Report 2020 | Risk review

Corporate Centre:

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
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

Legacy Portfolios in run off
We often hold collateral through a first legal charge over the underlying asset or cash. We get independent third-party valuations on fixed charge security in line with industry guidelines. We then review our impairment loss allowance. To do that, we bear in mind:
–The borrower’s ability to generate cash flow
–The age of the assets
–Whether the loan is still performing satisfactorily
–Whether or not the reduction in value is likely to be temporary
–Whether there are other ways to solve the problem.
Where a borrower gets into difficulty we look to dispose of the collateral, either with agreement or through the insolvency process. We do this as early as possible, to minimise any loss. We rarely take ownership of collateral.

Crown Dependencies	We manage the risk on this portfolio in the same way as for mortgages in Retail Banking.

3. Monitoring (audited)
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
We classify Watchlist cases as:
–Enhanced monitoring: for less urgent cases. If they are significant, we monitor them more often and where appropriate may consider more collateral.
–Proactive management: for more urgent or serious cases. We may take steps to restructure debt including extending the term, taking more collateral, agreeing a lower credit limit or seeking repayment of the loan through refinancing or other means.
We assess cases on the Watchlist for impairment as explained in ‘Significant Increase in Credit Risk (SICR)’ in the ‘Santander UK group level – Credit risk management’ section. When a customer is included in enhanced monitoring, we do not consider that it has suffered a SICR for ECL purposes, so it remains in Stage 1 for purposes of our loss allowance calculations. When a customer is included in proactive management, we consider that it has suffered a SICR. This means we transfer it to Stage 2 and subject it to a lifetime ECL assessment to calculate the new loss allowance. We take into account any forbearance we offer. This includes whether any extra security or guarantees are available, the likelihood of more equity and the potential to enhance value through asset management.
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
4. Arrears management (audited)
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
Enforcement and recovery
Where we cannot find a way forward or reach a consensual arrangement, we consider recovery options. This can be through:
–The insolvency process
–Enforcing over any collateral
–Selling debt on the secondary market
–Considering other legal action available to recover what we are owed from debtors and guarantors.
If there is a shortfall, we write it off against loss allowances we hold. In certain very rare instances, we may act as mortgagee in possession of assets held as collateral against non-performing commercial lending. In such cases the assets are carried on our balance sheet and are classified according to our accounting policies.
Loan modifications (audited)
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
–Reschedule payments to better match the customer’s cash flow – for example if the business is seasonal
–Provide a temporary increase in facilities to cover peak demand ahead of the customer’s trading improving.
We might do this by adding their arrears to their loan balance (we call this arrears capitalisation) or drawing from an overdraft. We may also offer other types of forbearance, including providing new facilities, interest rate concessions, seasonal profiling and interest roll-up. In rare cases, we agree to forgive or reduce part of the debt.

Other forms of debt management and modifications
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
In addition, since March 2020, we have provided customers with payment holiday terms in line with the UK Government's Covid-19 guidance. Where these customers showed no signs of financial difficulties at the time, we do not classify the contract changes as forbearance. For customers who have needed further financial support after the payment holiday period, we help them by offering assistance in line with our policies.
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
We assess our loss allowances regularly and have them independently reviewed. We look at a number of factors, including the cash flow available to service debt and the value of collateral based on third-party professional valuations.
Santander UK Group Holdings plc    133

Annual Report 2020 | Risk review

OTHER BUSINESS SEGMENTS – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the year. The footnotes to the Santander UK group level table on page 102 also apply to these tables.

Corporate & Commercial Banking	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	21,281	53	2,385	51	452	158	24,118	262
Transfers from Stage 1 to Stage 2(3)	(4,443)	(37)	4,443	37	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	528	20	(528)	(20)	—	—	—	—
Transfers to Stage 3(3)	(78)	(1)	(543)	(21)	621	22	—	—
Transfers from Stage 3(3)	4	1	1	—	(5)	(1)	—	—
Transfers of financial instruments	(3,989)	(17)	3,373	(4)	616	21	—	—
Net ECL remeasurement on stage transfer(4)	—	(18)	—	92	—	198	—	272
Change in economic scenarios(2)	—	7	—	44	—	—	—	51
New lending and assets purchased(5)	7,984	10	805	28	94	44	8,883	82
Redemptions, repayments and assets sold (7)	(6,487)	(13)	(818)	(18)	(118)	(25)	(7,423)	(56)
Other(6)	(1,572)	32	521	6	97	5	(954)	43
Assets written off (7)	—	—	—	—	(121)	(51)	(121)	(51)
At 31 December 2020	17,217	54	6,266	199	1,020	350	24,503	603
Net movement in the year	(4,064)	1	3,881	148	568	192	385	341

ECL charge/(release) to the Income Statement		1		148		243		392
Less: Discount unwind		—		—		(5)		(5)
Less: Recoveries net of collection costs		—		—		(93)		(93)
Income statement charge/(release) for the year		1		148		145		294

Corporate & Investment Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	12,972	4	397	37	15	9	13,384	50
Transfers from Stage 1 to Stage 2(3)	(43)	—	43	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	—	—	—	—	—	—	—	—
Transfers to Stage 3(3)	—	—	(40)	(13)	40	13	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	(43)	—	3	(13)	40	13	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	8	—	—	—	8
New lending and assets purchased (5)	1,119	1	43	—	—	—	1,162	1
Redemptions, repayments and assets sold (7)	(5,005)	(1)	(287)	(1)	(1)	—	(5,293)	(2)
Other(6)	2,174	5	273	(7)	(12)	—	2,435	(2)
Assets written off (7)	—	—	—	—	(42)	(22)	(42)	(22)
At 31 December 2020	11,217	9	429	24	—	—	11,646	33
Net movement in the year	(1,755)	5	32	(13)	(15)	(9)	(1,738)	(17)

ECL charge/(release) to the Income Statement		5		(13)		13		5
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		2		2
Income statement charge/(release) for the year		5		(13)		15		7
134    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
Corporate Centre	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	73,943	1	97	1	—	—	74,040	2
Transfers from Stage 1 to Stage 2(3)	(87)	(2)	87	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	106	4	(106)	(4)	—	—	—	—
Transfers to Stage 3(3)	(2)	—	(3)	(1)	5	1	—	—
Transfers from Stage 3(3)	1	1	1	—	(2)	(1)	—	—
Transfers of financial instruments	18	3	(21)	(3)	3	—	—	—
Net ECL remeasurement on stage transfer(4)	—	(4)	—	3	—	1	—	—
Change in economic scenarios(2)	—	—	—	6	—	—	—	6
New lending and assets purchased(5)	11,457	1	45	—	1	—	11,503	1
Redemptions, repayments and assets sold (7)	(10,344)	(1)	(7)	(1)	(3)	(1)	(10,354)	(3)
Other(6)	4,201	35	(69)	(6)	1	—	4,133	29
Assets written off (7)	—	—	—	—	(2)	—	(2)	—
At 31 December 2020	79,275	35	45	—	—	—	79,320	35
Net movement in the year	5,332	34	(52)	(1)	—	—	5,280	33

ECL charge/(release) to the Income Statement		34		(1)		—		33
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		3		3
Income statement charge/(release) for the year		34		(1)		3		36

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
Corporate & Commercial Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	23,259	47	1,422	45	375	143	25,056	235
Transfers from Stage 1 to Stage 2(3)	(801)	(3)	801	3	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	156	7	(156)	(7)	—	—	—	—
Transfers to Stage 3(3)	(42)	—	(109)	(5)	151	5	—	—
Transfers from Stage 3(3)	—	—	16	1	(16)	(1)	—	—
Transfers of financial instruments	(687)	4	552	(8)	135	4	—	—
Net ECL remeasurement on stage transfer(4)	—	(7)	—	18	—	38	—	49
Change in economic scenarios(2)	—	8	—	11	—	—	—	19
New lending and assets purchased(5)	3,733	6	379	7	2	1	4,114	14
Redemptions, repayments and assets sold (7)	(4,062)	(10)	(32)	(11)	(7)	(9)	(4,101)	(30)
Other(6)	(962)	5	64	(11)	55	35	(843)	29
Assets written off (7)	—	—	—	—	(108)	(54)	(108)	(54)
At 31 December 2019	21,281	53	2,385	51	452	158	24,118	262
Net movement in the year	(1,978)	6	963	6	77	15	(938)	27

ECL charge/(release) to the Income Statement		6		6		69		81
Less: Discount unwind		—		—		(6)		(6)
Less: Recoveries net of collection costs		(10)		(8)		(12)		(30)
Income statement charge/(release) for the year		(4)		(2)		51		45
Santander UK Group Holdings plc    135

Annual Report 2020 | Risk review

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
Corporate & Investment Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	17,389	5	134	3	26	10	17,549	18
Transfers from Stage 1 to Stage 2(3)	(208)	—	208	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	41	—	(41)	—	—	—	—	—
Transfers to Stage 3(3)	—	—	—	—	—	—	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	(167)	—	167	—	—	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	36	—	—	—	36
New lending and assets purchased (5)	54	—	—	—	—	—	54	—
Redemptions, repayments and assets sold (7)	(5,179)	(1)	50	(1)	(28)	—	(5,157)	(2)
Other(6)	875	—	46	(1)	17	(1)	938	(2)
Assets written off (7)	—	—	—	—	—	—	—	—
At 31 December 2019	12,972	4	397	37	15	9	13,384	50
Net movement in the year	(4,417)	(1)	263	34	(11)	(1)	(4,165)	32

ECL charge/(release) to the Income Statement		(1)		34		(1)		32
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		(8)		(2)		(10)
Income statement charge/(release) for the year		(1)		26		(3)		22

Corporate Centre	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	74,116	4	100	1	1	—	74,217	5
Transfers from Stage 1 to Stage 2(3)	(15)	—	15	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	7	—	(7)	—	—	—	—	—
Transfers to Stage 3(3)	(4)	—	(4)	—	8	—	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	(12)	—	4	—	8	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	2	—	2
Change in economic scenarios(2)	—	1	—	—	—	—	—	1
New lending and assets purchased(5)	1,849	—	—	—	—	—	1,849	—
Redemptions, repayments and assets sold (7)	(5,326)	—	(156)	—	13	—	(5,469)	—
Other(6)	3,316	(4)	149	—	(19)	(2)	3,446	(6)
Assets written off (7)	—	—	—	—	(3)	—	(3)	—
At 31 December 2019	73,943	1	97	1	—	—	74,040	2
Net movement in the year	(173)	(3)	(3)	—	(1)	—	(177)	(3)

ECL charge/(release) to the Income Statement		(3)		—		—		(3)
Less: Discount unwind		—		—		1		1
Less: Recoveries net of collection costs		—		—		(1)		(1)
Income statement charge/(release) for the year		(3)		—		—		(3)
136    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than the asset balances due to netting. We show Sovereigns and Supranationals net of short positions and Large Corporate reverse repurchase agreement exposures net of repurchase agreement liabilities and include OTC derivatives. The derivative and other treasury product exposures (classified as ‘Financial Institutions’) are also typically lower than the asset balances, because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2020	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking
SME and mid corporate	—	468	1,288	2,640	2,820	3,518	2,790	922	14,446
Commercial Real Estate	—	—	65	214	696	3,684	484	9	5,152
Social Housing	112	2,631	2,334	—	—	2	—	6	5,085
	112	3,099	3,687	2,854	3,516	7,204	3,274	937	24,683
Corporate & Investment Banking
Large Corporate	174	1,826	3,267	3,882	1,523	157	81	—	10,910
Financial Institutions	367	444	639	23	6	—	—	—	1,479
	541	2,270	3,906	3,905	1,529	157	81	—	12,389
Corporate Centre
Sovereign and Supranational	50,867	2,383	—	—	—	—	—	—	53,250
Structured Products	1,168	1,044	229	41	—	—	—	—	2,482
Social Housing	2	2,001	1,814	—	—	—	—	—	3,817
Financial Institutions	497	200	9	6	—	—	—	—	712
Legacy Portfolios in run-off(2)	—	—	—	—	—	—	—	156	156
Crown Dependencies	—	—	—	—	—	—	—	275	275
Corporate Centre	52,534	5,628	2,052	47	—	—	—	431	60,692

Total	53,187	10,997	9,645	6,806	5,045	7,361	3,355	1,368	97,764
Of which:
Stage 1	53,187	10,914	9,584	6,541	4,136	4,029	431	1,183	90,005
Stage 2	—	83	61	265	909	3,332	1,904	185	6,739
Stage 3	—	—	—	—	—	—	1,020	—	1,020

2019
Corporate & Commercial Banking
SME and mid corporate	—	25	798	1,953	4,833	3,896	1,450	299	13,254
Commercial Real Estate	—	—	—	426	3,787	1,574	121	149	6,057
Social Housing	1,231	3,655	26	—	—	2	4	—	4,918
	1,231	3,680	824	2,379	8,620	5,472	1,575	448	24,229
Corporate & Investment Banking
Large Corporate	281	2,356	4,419	4,558	842	75	115	—	12,646
Financial Institutions	383	822	718	11	—	—	—	—	1,934
	664	3,178	5,137	4,569	842	75	115	—	14,580
Corporate Centre					—
Sovereign and Supranational	37,359	2,255	—	—	—	—	—	—	39,614
Structured Products	1,166	981	396	29	—	—	—	—	2,572
Social Housing	934	3,036	90	—	—	—	—	—	4,060
Financial Institutions	542	246	43	25	1	—	—	—	857
Legacy Portfolios in run-off(2)	—	—	—	130	—	—	110	—	240
Crown Dependencies	—	—	—	—	—	—	1	288	289
	40,001	6,518	529	184	1	—	111	288	47,632

Total	41,896	13,376	6,490	7,132	9,463	5,547	1,801	736	86,441
Of which:
Stage 1	41,896	13,376	6,464	6,940	8,714	4,175	814	719	83,098
Stage 2	—	—	26	192	749	1,372	523	17	2,879
Stage 3	—	—	—	—	—	—	464	—	464
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
(2)Residual structured and asset finance loans (shipping, aviation and structured finance).
Santander UK Group Holdings plc    137

Annual Report 2020 | Risk review

2020 compared to 2019
In Corporate & Commercial Banking, we saw a 2% increase in committed exposures, with Covid-19 related lending in SME and mid Corporate offset by the continued deleveraging of the CRE portfolio. Our CRE portfolio decreased by 15% as we continue to manage our exposure in line with proactive risk management policies. The rating distribution deteriorated in Corporate & Commercial Banking following Covid-19 related downgrades.
Following a management review of our structure, customer assets of £2.0bn have transferred from Business Banking (within Retail Banking) to Corporate & Commercial Banking and non-core commercial mortgages of £0.4bn have been transferred from Corporate Centre. We use scorecards for these commercial mortgages, instead of a rating model.
In CIB, committed exposures decreased by 15% mainly due to reductions in our Large Corporate portfolio, largely driven by exposures being refinanced into Banco Santander London Branch as part of the agreed strategy. There has been limited demand for Covid-19 related funding as the majority of CIB customers have had access to equity markets and the Covid Corporate Financing Facility. The rating distribution flattened slightly in CIB following a number of Covid-19 related downgrades.
In Corporate Centre, committed exposures increased by 27% mainly driven by UK Sovereign and Supranational exposures which increased by 34% as part of the management of the liquid asset buffer driven by a change in customer funding, where deposit growth exceeded asset growth, as well as higher receipts of cash margin calls following the volatility as a result of Covid-19. The portfolio profile remained short-term, reflecting the purpose of the holdings. Legacy Portfolios in run–off reduced by 35%. Social Housing exposures reduced by 6%.
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2020					2019
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking
SME and mid Corporate	14,399	47	—	—	14,446	13,169	84	—	1	13,254
Commercial Real Estate	5,151	—	—	1	5,152	6,057	—	—	—	6,057
Social Housing	5,085	—	—	—	5,085	4,918	—	—	—	4,918
	24,635	47	—	1	24,683	24,144	84	—	1	24,229
Corporate & Investment Banking
Large Corporate	9,838	1,052	—	20	10,910	10,665	1,922	2	57	12,646
Financial Institutions	655	439	131	254	1,479	611	849	169	305	1,934
	10,493	1,491	131	274	12,389	11,276	2,771	171	362	14,580
Corporate Centre
Sovereign and Supranational	46,912	1,516	849	3,973	53,250	33,202	1,549	855	4,008	39,614
Structured Products	1,683	799	—	—	2,482	1,710	811	—	51	2,572
Social Housing	3,817	—	—	—	3,817	4,060	—	—	—	4,060
Financial Institutions	301	365	6	40	712	329	335	157	36	857
Legacy Portfolios in run-off	60	—	—	96	156	130	—	—	110	240
Crown Dependencies	—	—	—	275	275	—	—	—	289	289
	52,773	2,680	855	4,384	60,692	39,431	2,695	1,012	4,494	47,632

138    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2020	£m	£m	£m
Corporate & Commercial Banking
SME and mid corporate	853	286	567
Commercial Real Estate	167	105	62
	1,020	391	629
Corporate & Investment Banking
Large Corporate	—	—	—
	—	—	—
Corporate Centre
Crown Dependencies	—	—	—
	—	—	—

2019
Corporate & Commercial Banking
SME and mid corporate	363	52	311
Commercial Real Estate	89	58	31
	452	110	342
Corporate & Investment Banking
Large Corporate	15	—	15
	15	—	15
Corporate Centre
Crown Dependencies	1	—	1
	1	—	1
Santander UK Group Holdings plc    139

Annual Report 2020 | Risk review

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2020 and 31 December 2019.

2020	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking
SME and mid Corporate	10,844	340	2,409	853	14,446	478
Commercial Real Estate	4,191	233	561	167	5,152	125
Social Housing	5,012	—	73	—	5,085	—
	20,047	573	3,043	1,020	24,683	603
Corporate & Investment Banking
Large Corporate	9,398	252	1,260	—	10,910	33
Financial Institutions	1,479	—	—	—	1,479	—
	10,877	252	1,260	—	12,389	33
Corporate Centre
Sovereign and Supranational	53,250	—	—	—	53,250	—
Structured Products	2,482	—	—	—	2,482	35
Social Housing	3,748	69	—	—	3,817	—
Financial Institutions	712	—	—	—	712	—
Legacy Portfolios in run-off	156	—	—	—	156	—
Crown Dependencies	275	—	—	—	275	—
	60,623	69	—	—	60,692	35
Total loss allowances						671

2019
Corporate & Commercial Banking
SME and mid Corporate	11,397	1,162	332	363	13,254	213
Commercial Real Estate	5,778	107	83	89	6,057	49
Social Housing	4,828	90	—	—	4,918	—
	22,003	1,359	415	452	24,229	262
Corporate & Investment Banking
Large Corporate	11,834	252	545	15	12,646	50
Financial Institutions	1,924	—	10	—	1,934	—
	13,758	252	555	15	14,580	50
Corporate Centre
Sovereign and Supranational	39,614	—	—	—	39,614	—
Structured Products	2,572	—	—	—	2,572	—
Social Housing	4,047	13	—	—	4,060	—
Financial Institutions	854	—	3	—	857	—
Legacy Portfolios in run-off	240	—	—	—	240	2
Crown Dependencies	288	—	—	1	289	—
	47,615	13	3	1	47,632	2
Total loss allowances						314
(1)Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Monitoring‘ section.
2020 compared to 2019
In Corporate & Commercial Banking, exposures subject to enhanced monitoring decreased by 58%.Exposures subject to proactive monitoring saw a seven fold increase. This was mainly in the SME and mid Corporate sector where restrictions imposed in response to the Covid-19 pandemic reduced economic activity. Accommodation and food service activities, and wholesale and non-food retail were adversely affected despite the measures taken by the UK Government to support industries through the Covid-19 pandemic. In Commercial Real Estate, falling capital and rental yields along with Covid-19 related rent collection challenges exacerbated structural issues in sub-sectors such as Retail. LTVs in this portfolio are relatively low with almost three quarters of the total CRE portfolio having an LTV below 50%, following planned deleveraging of the portfolio in recent years.
In CIB, Large Corporate exposures subject to enhanced monitoring remained stable, whilst exposures subject to proactive management more than doubled. The majority of downgrades were in sectors most impacted by Covid-19. There are no Stage 3 exposures following the repayment in full of a single borrower. Within Financial Institutions, there are no exposures subject to enhanced or proactive monitoring.
In Corporate Centre, exposures subject to proactive management reduced. Exposures subject to enhanced monitoring increased slightly within the Social Housing portfolio due to regulatory rather than risk concerns.
Across the Other business segments portfolios, loan loss allowances increased by £357m (114%), largely due to Covid-19. This reflected significant adjustments to economic assumptions and scenario weights, the reclassification of the Staging of corporate loans in the sectors and lending most at risk due to Covid-19, and provision for an unexpected default of a large single name exposure as a result of the Covid-19 pandemic.
140    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk
Loan modifications
Forbearance
The following table (audited)sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2020			2019
	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre
	£m	£m	£m	£m	£m	£m
Financial assets modified in the year:
–Amortised cost before modification	201	23	—	160	—	—
–Net modification gain/ (loss)	(5)	1	—	1	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the year	40	—	—	38	—	—
We only make forbearance arrangements for lending to customers. The balances (audited) at 31 December 2020 and 31 December 2019, analysed by their staging at the year–end and the forbearance we applied, were:

	2020			2019
	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre
	£m	£m	£m	£m	£m	£m
Stock(1)
–Term extension	141	23	—	66	42	—
–Interest-only	175	—	—	153	—	—
–Other payment rescheduling	180	—	—	229	15	—
	496	23	—	448	57	—
Of which:
–Stage 1	13	—	—	61	42	—
–Stage 2	179	23	—	111	—	—
–Stage 3	304	—	—	276	15	—
	496	23	—	448	57	—
Proportion of portfolio	2.0%	0.2%	—%	1.8%	0.4%	—%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the year-end. Amounts are drawn balances and include off balance sheet balances.
2020 compared to 2019
In line with guidance from the EBA and PRA in March 2020, concessions required as a result of Covid-19 where the borrower is exhibiting no other signs of financial difficulty are not reported as forbearance.
In Corporate & Commercial Banking, the cumulative forbearance stock increased slightly. Forbearance stock reduced in CIB, following the exit of the previous two forborne cases, and one new forbearance. At 31 December 2020, there was only one forborne case (2019: two cases) in CIB.
Other loan modifications
Since March 2020, we have provided corporates customers with payment holiday terms. For more on this, see 'Covid-19 Support measures in place at 31 December 2020' in 'Santander UK group level - Credit risk review'.
Santander UK Group Holdings plc    141

Annual Report 2020 | Risk review

PORTFOLIOS OF PARTICULAR INTEREST
Introduction
Some types of lending have higher risk and others stand out for other reasons. We give more detail below on two areas of particular interest.

Portfolio	Description
Commercial Real Estate	The CRE market experienced a challenging environment in the immediate years after the last financial crisis and has previously seen regular cyclical downturns. For those reasons, this is a portfolio of particular interest. We manage and report our Commercial Real Estate portfolio in Corporate & Commercial Banking.
Social Housing	The Social Housing sector in the UK is critical in ensuring the supply of affordable housing across the country. Housing associations play a prominent role in addressing the UK’s shortage of housing across all tenures. The sector benefits from a zero–loss default history aided by its regulated nature. This is a portfolio of particular interest as we hold a significant position in the market.

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
In addition, in 2020 we provided customers with payment holiday terms in line with the UK Government's Covid-19 guidance. For more on this, see ‘Covid-19 Support measures in place at 31 December 2020’ in 'Santander UK group level - Credit risk review'.

Commercial Real Estate
Credit performance
The table below shows the main CRE credit performance metrics at 31 December 2020 and 31 December 2019.

	Customer loans(1)	Stage 3(2)	Stage 3 Ratio(3)	Gross write–offs	Total loss allowance
	£m	£m	%	£m	£m
2020	4,689	165	3.60	13	125
2019	5,573	89	1.60	8	49
(1)CRE drawn loans in the CRE portfolio of our Corporate & Commercial Banking segment of £4,689m (2019: £5,573m).
(2)We define Stage 3 in the ‘Credit risk management’ section.
(3)Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
LTV analysis
The table below shows the LTV distribution for our CRE total stock and Stage 3 stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2020 and 31 December 2019.

	2020				2019
	Stock		Stage 3		Stock		Stage 3
	Total	ECL	Total	ECL	Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	3,043	53	43	13	3,157	14	13	7
>50-70%	1,342	59	109	42	1,564	22	63	16
>70-100%	49	6	7	3	29	1	—	1
> 100%	8	4	6	4	9	4	6	4
Other portfolio (1)	230	3	—	—	809	7	7	3
Total with collateral	4,672	125	165	62	5,568	48	89	31
Development loans	17	—	—	—	5	—	—	—
	4,689	125	165	62	5,573	48	89	31
(1)Smaller value transactions, mainly commercial mortgages.
Due to the ongoing Covid-19 pandemic and legal restrictions on travel and inspection, we issued a Temporary Valuation Policy which was in place between April and July 2020. This effectively suspended valuations for the period. For valuations falling due in this period, our approach was to defer this for a maximum of six months.

142    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Credit risk

Sector analysis

Sector	2020		2019
	£m	%	£m	%
Office	1,491	32	1,288	23
Retail	853	18	850	15
Industrial	680	15	699	12
Residential	766	16	762	14
Mixed use	358	8	759	14
Student accommodation	62	1	85	1
Hotels and leisure	181	4	268	5
Other	51	1	53	1
Standardised portfolio(1)	247	5	809	15
	4,689	100	5,573	100
(1)Smaller value transactions, mainly commercial mortgages.
The CRE portfolio is well diversified across sectors, with no significant regional or single name concentration. Falling capital and rental yields along with Covid-19 related rent collection challenges have exacerbated structural issues in sub-sectors such as Retail. However, at 31 December 2020, the LTV profile of the portfolio remained conservative with £4,385m and 99% (2019: £4,721m and 99%) of the non–standardised portfolio at or below 70% LTV following planned deleveraging of the portfolio. Almost three quarters of the Non-Standardised CRE portfolio have an LTV below 50%.
Refinancing risk
At 31 December 2020, CRE loans of £1,337m (2019: £1,172m) were due to mature within 12 months. Of these, £9m or 0.7% (2019: £6m or 0.5%) had an LTV ratio higher than is acceptable under our current credit policy, all of which was reported as Stage 3 (2019: £6m).

2020 compared to 2019
In our CRE portfolio, customer loans decreased by £884m, as we focus on risk-weighted returns to manage our exposure in line with proactive risk management policies. In 2020, we maintained a prudent lending approach, with all new business (2019: 100% ) written at or below 60% LTV. The weighted average LTV on the CRE portfolio was 45% (2019: 45%).
Drawn facilities subject to enhanced monitoring increased to £225m (2019: £106m). Drawn facilities subject to proactive management increased by 537% to £522m (2019: £82m). The majority of downgrades were in sub sectors most impacted by Covid-19. Stage 3 exposures increased to £165m (2019: £89m) as a result of further deterioration in the retail sub-sector.
Social Housing
We manage and report our Social Housing portfolio in Corporate & Commercial Banking, except for older Social Housing loans that do not fit our current business strategy, which we manage and report in Corporate Centre. We provide detailed disclosures of our Social Housing portfolios in the sections above. At 31 December 2020 and 31 December 2019, our total Social Housing exposure was:

	2020			2019
	On-balance sheet	Total exposure	Total loss allowances	On-balance sheet	Total exposure	Total loss allowances
	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	2,770	5,085	—	2,794	4,918	—
Corporate Centre	3,043	3,817	—	3,585	4,060	—
	5,813	8,902	—	6,379	8,978	—
Santander UK Group Holdings plc    143

Annual Report 2020 | Risk review

Market risk

Overview
Market risk comprises banking market risk and trading market risk.
Banking market risk is the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.
Trading market risk is the risk of changes in market factors that affect the value of the positions in the trading book.
In this section, we set out which of our assets and liabilities are exposed to banking and trading market risk. Then we explain how we manage these risks and discuss our key market risk metrics. We also provide an update on the process of replacing LIBOR and other Interbank Offered Rates.

Key metrics
Santander UK plc group Net Interest Margin (NIM) sensitivity to +50bps was £225m and to ‑50bps was £(15)m (2019: £99m and £56m)

SFS NIM sensitivity to +50bps was £6m and to ‑50bps was £(1)m (2019: £19m and £(14)m)

Santander UK plc group Economic Value of Equity (EVE) sensitivity to +50bps was £367m and to ‑50bps was £(585)m (2019: £10m and £(88)m)

SFS EVE sensitivity to +50bps was £(4)m and to ‑50bps was £(7)m (2019: £23m and £(22)m)

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION (AUDITED)
We manage our assets and liabilities exposed to market risk as either banking or trading market risk. We classify all our assets and liabilities exposed to market risk as banking market risk, except for certain derivatives that we manage on a trading intent basis. For accounting purposes, we classify all derivatives as held for trading unless they are designated as being in a hedging relationship. The derivatives that we manage on a trading intent basis are a small proportion of the derivatives that we classify as held for trading for accounting purposes. For more, see Note 11 to the Consolidated Financial Statements.
BANKING MARKET RISK
OUR KEY BANKING MARKET RISKS (AUDITED)
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
In Corporate & Investment Banking, it arises from lending to corporates, which we also transfer to Corporate Centre to manage. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and Income Statement volatility risk.
Our key banking market risks are:

Key risks	Description
Interest rate risk
Yield curve risk: comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-rate sensitive liabilities in interest-earning assets. We mainly measure yield curve risk with NIM and EVE sensitivities, which are measures that are commonly used in the financial services industry. We also use other risk measures, such as Value at Risk (VaR) which is a statistical measure based on a historical simulation of events, and stress testing. Our NIM and EVE sensitivities cover all the material yield curve risk in our banking book balance sheet.
Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Bank of England bank rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms. As LIBOR and other Interbank Offered Rates are being replaced, we continue to engage with stakeholders across the business to ensure we capture and understand new risks as they emerge.

Spread risks	Spread risk arises when the value of assets or liabilities which are accounted for at fair value (either through Other Comprehensive Income or through Profit and Loss) are affected by changes in the spread. We measure these spreads as the difference between the discount rate we use to value the asset or liability, and an underlying interest rate curve.
Spread risks can be split into Swap Spread (where the instrument has been issued by a Sovereign counterparty) and Credit Spread (where the instrument has been issued by for example a corporate or bank counterparty). It mainly arises in the bond portfolios we hold for liquidity purposes. We measure spread risk with sensitivities, stress tests and VaR measures.
Foreign exchange risk	Our banking businesses operate mainly in sterling markets, so we do not create significant foreign exchange exposures. The only exception to this is money we raise in foreign currencies. For more on this, see ‘Wholesale funding’ in the ‘Liquidity risk’ section.
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
Market risk
BANKING MARKET RISK MANAGEMENT
Risk appetite
Our framework for dealing with market risk is part of our overall Risk Framework. The Structural and Banking Market Risk framework sets out our high-level arrangements and standards to manage, control and oversee banking market risk. Our Risk Appetite sets the controls, risk limits and key risk metrics for banking market risk. We articulate risk appetite by the income and value sensitivity limits we set in our Risk Appetite, at both Santander UK and Banco Santander group levels.
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

NIM sensitivity
–NIM sensitivity is an income-based measure we use to forecast the changes to interest income and interest expense in different scenarios. It gives us a combined impact on net interest income over a given period – usually 12 or 36 months.

–We calculate NIM sensitivity by simulating the NIM using two yield curves. The difference between the two NIM totals is the NIM sensitivity.
–Our main model assumptions are that:
–The balance sheet is dynamic. This means that it includes the run-off of current assets and liabilities as well as retained and new business
–We use a behavioural balance sheet rather than contractual one. This means that we adjust balances for behavioural or assumed profile. We do this with most retail products whose behavioural maturity is different to the contractual maturity. This is usually because customers are exercising the option to withdraw or prepay early, or there is no contractual maturity,

EVE sensitivity
–We calculate EVE as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel and non-parallel shifts in the yield curve.

–We use a static balance sheet. This means that all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour (whichever is appropriate), and there is no retained or new business.

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
There is one exception to the relative simplicity of parallel shifts. In order to limit negative interest rates, the yield curve may be ‘floored’. Using material parallel shocks does not always seem realistic, or it might not necessarily test the scenarios that have the most impact on us. So we run non-parallel stress tests too, to calculate the impact of some plausible non-parallel scenarios, and over various time periods for income stresses, usually one or three years.
VaR (audited)

VaR
–VaR indicates the losses that we might suffer because of unfavourable changes in the markets under normal (non-stressed) market conditions.
–We run a historical simulation using the past two years of daily price moves, at a 99% confidence level, to find how much we might lose – the VaR.
–For any given day’s position, we expect to suffer losses greater than the VaR estimate 1% of the time – once every 100 trading days, or two to three times a year.
–This gives us a consistent way of assessing risk for all relevant market risk factors in our portfolios.
The limitations of VaR
VaR is a useful and important market standard measure of risk, but it does have some limitations. These include:
–VaR assumes what happened in the past is a reliable way to predict what will happen in the future. This may not always be the case
–VaR is based on positions at the end of the business day so it doesn’t include intra-day positions
–VaR does not predict how big the loss could be on the 1% of trading days that it is greater than the VaR
–Using a time horizon of one day means VaR does not tell us everything about exposures that we cannot liquidate or hedge within a day, or products with infrequent pricing.
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
Other ways of measuring risk
As well as using sensitivities and stress tests, we can measure banking market risk using net notional positions. This can give us a simple view of our exposure, although we generally need to combine it with other risk measures to cover all aspects of a risk profile, such as projected changes over time.
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

Santander UK Group Holdings plc    145

Annual Report 2020 | Risk review

Stress testing
Stress testing is an essential part of our risk management. It helps us to measure and evaluate the potential impact on portfolio values of more extreme, although plausible, events or market moves. We express limits as on how much we could lose in a stress event, and this restricts how much risk we take.
Stress testing scenarios
Simple stress tests (like parallel shifts in relevant curves) give us clear measures of risk control and a consistent starting point for setting limits. More complex, multi-factor and multi-time period stress tests can give us information about specific potential events. They can also test outcomes that we might not capture through parallel stresses or VaR-type measures because of data or model limitations. We can also use stress tests to estimate losses in extreme market events beyond the confidence level used in VaR models.
We can adapt our stress tests to reflect current concerns such as Brexit, the Covid-19 pandemic and other macroeconomic events or changing market conditions quicker than we can with other risk measures, like VaR. We can include both individual business area stresses and Santander UK-wide scenarios. We can produce stress tests using either income or value measures. They cover one or more categories of exposures on an accruals basis or at fair value. We use expert judgement to define appropriate hypothetical stress tests and any adjusting assumptions based on the balance sheet, management actions and customer behaviour.
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
Risk mitigation (audited)
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
We hedge our foreign currency funding positions back to sterling, so our foreign exchange positions tend to be residual exposures that remain after hedging. These positions could be, for example, to ‘spot’ foreign exchange rates on to cross currency basis. We monitor foreign exchange risk against absolute net exposures and VaR-based limits and triggers.
For more on this, see ‘Funding strategy‘ and ‘Term issuance’ in the ‘Liquidity risk’ section.
Risk monitoring and reporting (audited)
We monitor the banking market risks of the securities we hold for liquidity and investment purposes using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and ERCC each month. The VaR we report captures all key sources of volatility (including interest rate and spread risks) to fully reflect the potential volatility.

Following the decision by global regulators to phase out IBORs and replace them with alternative reference rates, we set up a project to oversee the design of alternative reference rate products and the transition for any of our contracts that could be affected. The CFO sponsors the project and it is driven by senior staff from across the business, including our client-facing business areas, Legal, Compliance, Risk, Operations and Technology, and Finance. It has a formal governance structure, including a Senior Management Forum that meets monthly, and thematic and product working groups. ALCO and the Board Risk Committee receive regular reports.
In 2020, we deployed new products to support the transition off IBORs and completed the transition of some existing IBOR agreements. We continued to actively participate in a wide range of industry forums. Following our progress in 2020, we are confident that we will be able to process transitions to risk-free rates (RFRs) that will be needed in 2021 for interest rate benchmarks that cease to be available. We have in place detailed plans, processes and procedures to support the transition throughout 2021 (including for amending the contractual terms of affected financial instruments to incorporate new benchmark rates) and will keep them under review to ensure they remain consistent with industry standards as they evolve.
IBOR reform exposes banks to various risks, which we are monitoring closely. These risks include:
–Conduct risk arising from discussions with clients and market counterparties due to the changes to existing contracts needed to effect IBOR transition
–Risk of financial losses to our clients and us that markets are disrupted due to IBOR transition
–Pricing risk from potential lack of market data if liquidity in IBORs reduces and some RFRs are not yet liquid
–Operational risk arising from changes to our IT systems and processes, and the risk of payments being disrupted if an IBOR ceases to be available
–Accounting risk if our hedging relationships fail, and from unrepresentative income statement volatility as financial instruments transition to RFRs.
While these risks may be increased by diverging approaches to IBOR transition in different geographies, our main exposures are to GBP LIBOR corporate loans and derivatives, and we are closely monitoring IBOR reform developments in different countries. The current expectation is that GBP, EUR, JPY and CHF LIBOR, and one week and two month USD LIBOR, will generally cease to be available for use after 31 December 2021. The other USD LIBOR tenors are currently expected to cease after 30 June 2023. Our main new alternative reference rates are:
–Sterling Overnight Index Average (SONIA) which replaces GBP LIBOR, and
–the Secured Overnight Financial Rate (SOFR), which replaces USD LIBOR.
We also recognise that IBOR transition presents potential challenges for our customers. We have communicated with customers and have launched a website to provide more information and to help outline the possible options available. We are also actively planning further customer communications on transitioning existing agreements off impacted IBORs.
For quantitative information, see Note 43 to the Consolidated Financial Statements.

Managing LIBOR transition
146    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Market risk
BANKING MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both up and down) applied instantaneously to the yield curve at 31 December 2020 and 31 December 2019 for the Santander UK plc group and SFS. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel and non-parallel shifts as well as scenarios.

			Santander UK plc group
	2020		2019
	+50bps	-50bps	+50bps	-50bps
	£m	£m	£m	£m
NIM sensitivity (audited)	225	(15)	99	56
EVE sensitivity	367	(585)	10	(88)

				SFS
NIM sensitivity (audited)	6	(1)	19	(14)
EVE sensitivity	(4)	(7)	23	(22)
.
Basis risk
We report basis risk using the EaR approach.

	2020	2019
	£m	£m
Basis risk EaR	8	18

Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2020	£m	£m	£m	£m	£m	£m	£m
Assets	121,812	47,975	71,729	37,114	7,944	16,513	303,087
Liabilities	191,178	22,836	21,013	16,322	27,385	25,551	304,285
Off-balance sheet	25,788	(11,081)	(17,322)	(1,794)	5,607	—	1,198
Net gap	(43,578)	14,058	33,394	18,998	(13,834)	(9,038)	—

2019
Assets	107,155	50,284	67,439	32,918	12,561	16,539	286,896
Liabilities	188,773	17,513	22,774	12,892	21,900	24,064	287,916
Off-balance sheet	14,945	(18,495)	4,481	(1,516)	1,605	—	1,020
Net gap	(66,673)	14,276	49,146	18,510	(7,734)	(7,525)	—

Spread risks
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2020	2019
	£m	£m
VaR	7	3
Worst three month stressed loss	93	102

2020 compared to 2019
The movement in Santander UK plc group NIM and EVE sensitivities in 2020 was largely driven by further margin compression risk as a result of lower levels of the yield curve following the base rate cut in March 2020 and continuing growth in administered rate liability volumes. The movement in Santander UK plc group sensitivities also reflect the transfer of mortgages from Santander UK plc to Santander Financial Services plc during 2020.
During the year, we periodically review our risk models including underlying modelling assumptions to ensure they better reflect the risks inherent in the current rate environment and incorporate regulatory expectations. These changes in our underlying assumptions for risk measurement purposes also contributed to the movements in the year.
The basis risk EaR in 2020 decreased due to the natural evolution of the balance sheet leading to a reduced underlying net basis position.
Santander UK Group Holdings plc    147

Annual Report 2020 | Risk review

TRADING MARKET RISK
OUR KEY TRADING MARKET RISKS (AUDITED)
Our main trading market risks are in Corporate & Investment Banking. They come from providing financial services to our customers. Our exposures are affected by market movements in interest rates, credit spreads, and foreign exchange. We do not have trading market risk in Retail Banking or Corporate & Commercial Banking. Trading market risk can reduce our net income.
We only have a very small amount of trading market risk in the Santander UK ring fenced bank. This is from permitted products and permitted customers. We hedge risks from client trades and our books are as close to back-to-back as possible. Market risk is hedged with Banco Santander SA or CCPs. This is required by Banking Reform legislation.
Our ring-fenced bank Santander UK plc has two trading desks. The Link Desk sells ring-fenced bank permissible products to clients. The Retail Structured Products desk (RSP) sells investments (Santander UK plc issued notes) to retail investors, through our UK branches and other channels. The Link Desk is exposed to the credit quality of our clients. We adjust valuations for this - Credit Valuation Adjustment (CVA), which feeds our valuations and hence income and expenses. The low market risk in our trading business means that CVA is the main driver of income movements, along with similar factors – Debt Valuation Adjustment (DVA) driven by our own credit, and Liquidity Valuation Adjustment (LVA) driven by the market price of liquidity. These valuation adjustments are collectively referred to as XVAs.
We calculate market risk capital using standard rules.
TRADING MARKET RISK MANAGEMENT
Risk appetite
Market risk is managed within our overall Risk Framework. The market risk framework sets our high level arrangements and standards for managing, controlling, and overseeing trading market risk. Our Risk Appetite for trading market risk is low. We only need to report a qualitative measure to the Board. We monitor trading market risk using stress measures.
Risk measurement
We have a range of ways of measuring trading market risk, including stress testing (explained in the Banking market risk management section above) and detailed sensitivity measures.
Stress testing
This is an essential part of our risk management. It helps us measure and evaluate the possible results of extreme, although plausible, events or market moves. We set limits on what we could lose in a stress event. This restricts how much risk we take.
Stress testing scenarios
We calculate the impact of 100 scenarios on our trading books every month. The scenarios we create may be inspired by past events, like the global financial crisis. They may include ways that unusual market conditions could happen. They include interest rates, equity prices and exchange rates. Most are reported against limits, and so could lead to our front office being asked to reduce risk. Our scenarios are not all calibrated to the same severity; some may be for a much longer holding period or a completely artificial and unrealistic scenario. We therefore do not limit all of them in the same way.
How we use stress testing
We use limits to manage how much we can lose in a crisis. This limits the risk we take. We make sure that plausible losses are below the Risk Appetite set by the Board. We report to senior management regularly at the Market & Structural Risk Control Forum.
Risk mitigation (audited)
We manage and control trading market risk within clear limits. There are specific levels that need escalation or action. This means we limit the impact of negative market movements. We keep the areas that create trading market risk separate from areas which control and oversee risk.
Risk monitoring and reporting (audited)
We maintain a complete set of written policies, procedures, and processes. These make sure we identify, assess, manage, and report trading market risk.
TRADING MARKET RISK REVIEW
2020 compared to 2019
In 2020, there were no significant changes to our trading market risk exposures in the Santander UK plc group. We are only exposed to a small amount of trading market risk. This is from permitted products sold to permitted customers, offset by permitted market risk hedges.
The Internal VaR for exposure to trading market risk in 2020 and 2019 was less than £1m.
148    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Liquidity risk
Liquidity risk

Overview
Liquidity risk is the risk that we do not have the liquid financial resources to meet our obligations when they fall due, or we can only secure such resources at excessive cost.
In this section, we describe our sources and uses of liquidity and how we manage liquidity risk. We also analyse our key liquidity metrics, including our LCRs and our eligible liquidity pools.
We then explain our funding strategy and structure and we analyse our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.

Key metrics
RFB DoLSub LCR of 150% (2019: 142%)
SFS LCR of 165% (2019: 471%)
Wholesale funding and AT1 with maturity <1 year £21.1bn (2019: £22.5bn)
RFB DoLSub LCR eligible liquidity pool of £51.5bn (2019: £42.0bn)
SFS LCR eligible liquidity pool of £2.8bn (2019: £5.7bn)

OUR KEY LIQUIDITY RISKS (AUDITED)
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
We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates and investment funds. We access the wholesale funding markets through the issuance of capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 22 and 26 in the Consolidated Financial Statements.
We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. In addition, we have access to UK Government funding schemes. We comply with rules set by the PRA, other regulators, and Banco Santander standards. While we manage, consolidate and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from. For more on our structural relationship with Banco Santander and how that impacts our liquidity management, see the Directors’ report.
Our main uses of liquidity
Our main uses of liquidity are to fund our lending in Retail Banking, Corporate & Commercial Banking and Corporate & Investment Banking, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance. We also use liquidity to pay for business combinations.
LIQUIDITY RISK MANAGEMENT
Introduction
We manage liquidity risk on a consolidated basis in our CFO division, which is our centralised function for managing funding, liquidity and capital. We created our governance, oversight and control frameworks, and our LRA, on the same consolidated basis.
We monitor and manage liquidity risk for the Santander UK plc group and SFS separately. Under this model, and the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows the entities to collectively meet regulatory requirements for the purpose of managing liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.
We continue to transfer liquidity risks from the products Santander UK Group Holdings plc issues, or the contracts it executes, into our subsidiaries largely through back-to-back transactions. We fund any mismatches, if needed, by ordinary share dividends from subsidiaries.
Risk appetite
Separate LRAs are in place for Santander UK plc and SFS. These are appropriate to their individual business models and consistent with the strategy of Santander UK Group Holdings plc.
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

Santander UK Group Holdings plc    149

Annual Report 2020 | Risk review

Risk measurement
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
Stress testing
We have a liquidity stress test framework in place which is central to our LRA measurement and monitoring. It includes three severe but plausible stress test scenarios. To fit with our risk appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and management actions sanctioned at the right level of governance. A funding plan disruption stress scenario also forms part of our LRA monitoring.
Our Risk division runs a range of stress tests. Our LRA stress test is a combination of three tests that cover idiosyncratic, market-wide and combined scenarios.
Our other tests consider scenarios such as a global economic slowdown that results in reduced confidence in the banking industry, a slowdown in one of the major economies or a deterioration in the availability of liquidity. These are considered on both an acute and protracted basis. We also run severe combined stress tests which look at both a deep and prolonged UK recession that results in a reduction in wholesale funding availability and a simultaneous idiosyncratic shock that would lead to retail and commercial outflows. In 2020, we added a new Covid-19 pandemic stress which excludes any UK government support.
We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.
We monitor our LCR to ensure we continue to meet the requirements. We also monitor the Net Stable Funding Ratio (NSFR), which is due to be implemented on 1 January 2022, and we expect to exceed any future requirements.
Risk mitigation (audited)
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
Recovery framework
Our recovery plan sets out the risks we face, the indicators we use to monitor these risks and the actions available to mitigate a stress to liquidity or capital. We can therefore respond to a wide variety of stresses, from mild to severe, in a coordinated, effective and timely manner. We are mindful of our recovery capacity and monitor the headroom to recovery triggers. Recovery indicators are both qualitative and quantitative and are embedded into our management processes. If needed, recovery would be invoked early, in order to mitigate the effects of a stress and restore our financial position and balance sheet strength.
Our recovery plan is approved by the Board under advice from the Board Audit Committee and is subject to ongoing review and enhancement. It is owned by the CFO and managed by the CFO division.
Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the Board Risk Committee.
150    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Liquidity risk
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR and LRA at 31 December 2020 and 31 December 2019. We also show the SFS LCR and LRA separately, as we monitor and manage liquidity risk for SFS separately. The LRA data reflect the stress testing methodology in place at that time.

	LCR RFB DoLSub(1)		LRA RFB(2)
	2020	2019	2020	2019
	£bn	£bn	£bn	£bn
Eligible liquidity pool (liquidity value)(3)	51.2	41.6	47.2	40.6
Net stress outflows	(34.1)	(29.3)	(34.4)	(31.7)
Surplus	17.1	12.3	12.8	8.9
Eligible liquidity pool as a percentage of anticipated net cash flows	150%	142%	137%	128%

	LCR SFS		LRA SFS
Eligible liquidity pool (liquidity value)	2.8	5.7	2.8	5.7
Net stress outflows	(1.7)	(1.2)	(1.7)	(1.1)
Surplus	1.1	4.5	1.1	4.6
Eligible liquidity pool as a percentage of anticipated net cash flows	165%	471%	168%	518%
(1)The RFB LCR was 152% (2019:146%).
(2)The LRA is calculated for the Santander UK plc group (the RFB Group) and is a three-month Santander UK specific requirement.
(3)The liquidity value is calculated as applying an applicable haircut to the carrying value.

LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2020 and 31 December 2019. It also shows the weighted average carrying value in the year. We also show SFS at 31 December 2020 and 31 December 2019, as we monitor and manage liquidity risk for SFS separately.

								RFB DoLSub
	Carrying value						Weighted average carrying value in the year
	2020			2019			2020	2019
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	39.4	—	39.4	19.3	—	19.3	26.8	19.1
Government bonds	8.9	0.1	9.0	16.7	1.2	17.9	15.5	20.8
Supranational bonds and multilateral development banks	1.5	—	1.5	2.9	—	2.9	2.9	2.9
Covered bonds	1.0	—	1.0	1.4	0.1	1.5	1.2	2.4
Asset-backed securities	—	0.6	0.6	—	0.4	0.4	0.6	1.4
	50.8	0.7	51.5	40.3	1.7	42.0	47.0	46.6

								SFS
Cash and balances at central banks	2.3	—	2.3	5.2	—	5.2	4.7	4.4
Government bonds	0.5	—	0.5	0.5	—	0.5	0.5	0.5
	2.8	—	2.8	5.7	—	5.7	5.2	4.9

Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2020 and 31 December 2019. The composition of the pool is consistent with the currency profile of our net liquidity outflows. We also show SFS at 31 December 2020 and 31 December 2019, as we monitor and manage liquidity risk for SFS separately.

					RFB DoLSub
	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2020	2.0	1.2	48.1	0.2	51.5
2019	3.6	1.2	36.1	1.1	42.0

					SFS
2020	—	—	2.8	—	2.8
2019	—	—	5.7	—	5.7

2020 compared to 2019
RFB DoLSub LCR at 150% reflects our prudent approach in an uncertain operating environment and is significantly above regulatory requirements. SFS LCR Eligible Liquidity Pool reduced to £2.8bn as a result of £3.2bn of mortgage assets transferred from Santander UK plc to SFS, which utilised the deposits in SFS.
Although the key aim of the UK Government financial support measures introduced in 2020 (including the TFS and TFSME) was to limit damage to the wider economy from Covid-19, they had the side-effect of reducing any potential liquidity risks arising due to Covid-19. Although Covid-19 did not trigger a liquidity stress, its immediate negative impacts on liquidity, such as the drawing of committed credit and liquidity facilities, were largely offset by deposits from those same drawings as corporates reduced their spending. Similarly, the impact of the initial effective shutdown of the mortgage market and payment holidays granted to customers was offset by better than expected retail deposit balances as customers reduced their spending.
Santander UK Group Holdings plc    151

Annual Report 2020 | Risk review

FUNDING RISK MANAGEMENT
Funding strategy
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
We continue to maintain the quality of our retail, commercial and wholesale deposits. We aim to deepen our customer relationships across all customer segments. We do this to lengthen the contractual and behavioural profile of our liability base.
Deposit funding
We mainly fund our Retail Banking, Corporate & Commercial Banking and Corporate & Investment Banking activities by customer deposits. We fund the rest through wholesale markets.
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
Santander UK is a single point of entry resolution group. This means that resolution would work downwards from the group’s holding company i.e. Santander UK Group Holdings plc. Losses in subsidiaries would first be transferred up to Santander UK Group Holdings plc. If the holding company is bankrupt as a result, the group is deemed to be failing or likely to fail, it will be put into resolution. The ‘bail in’ tool is applied to the holding company, with the equity being written off and bonds written off or converted into equity as needed to recapitalise the group. Those bondholders would become the new owners, and the group would stay together.
Santander UK Group Holdings plc is the immediate holding company of Santander UK plc but does not guarantee its debts or other obligations. This structure is a Bank of England recommended configuration which aims to ensure the activities of the operating company are not disrupted as the Santander UK group goes through resolution, thereby maintaining continuity of services for customers.
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
Santander UK plc is our main operating company issuer of senior unsecured debt, structured notes, short-term funding and covered bonds.
Santander UK Group Holdings plc is the issuer of capital and MREL/Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt. Since the implementation of CRR II in June 2019, G-SIBs have been subject to the MREL standard. Since 1 January 2019, UK resolution entities that are G-SIBs or are part of a G-SIB, including Santander UK Group Holdings plc, have been required to meet the MREL minimum requirements, implemented through the Bank of England Statement of Policy on MREL in the UK. From 1 January 2020 the MREL requirement is the higher of (i) two times the Pillar 1 capital requirements and one times their Pillar 2A add-ons; (ii) 6% of CRR leverage exposures or (iii) two times the minimum leverage ratio requirement. The MREL requirements will be fully implemented from 1 January 2022 and G-SIBs will be required to meet to the higher of (i) two times the sum of Pillar 1 capital requirements and their Pillar 2A add-ons; (ii) 6.75% of CRR leverage exposures or (iii) two times the minimum leverage ratio requirement.
Our main operating company Santander UK plcis subject to internal MREL as it meets the requirements of a material subsidiary of our ultimate parent Banco Santander SA.
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

2020 compared to 2019
–Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings.
–2020 presented unforeseen challenges in the debt capital markets with the Covid-19 pandemic causing significant volatility in March and April. However, despite the ongoing effect of Covid-19 on global economies and the growing concerns around a Brexit deal, the credit markets remained open, although at wider credit spreads. Following a rapid response from central banks to provide liquidity, notably the BoE’s Term Funding Scheme with additional incentives for SMEs (TFSME) in the UK, credit spreads retraced towards the end of the year.
–In January 2020 it was estimated that the 2020 funding requirement was £10bn to £12bn. At the end of Q1 2020, and before the impact of Covid-19 on global markets, we had issued £4.6bn of medium-term funding. We issued a further £0.8bn in August 2020 as we continued on our plan to achieve the required end state MREL requirement in January 2022. The introduction of the TFSME scheme in March 2020 meant there was no further need to access markets for funding, as any residual requirement would be met by drawing down on our initial borrowing allowance from the BoE scheme.
–We issued £5.4bn of wholesale funding, including £1.4bn MREL eligible senior unsecured issued from the Company and £4.0bn of core funding, consisting of covered bonds and senior unsecured, issued from Santander UK plc, our ring-fenced bank (RFB).
–In 2020 the total term funding was £5.4bn (2019: £4.5bn), of which £3.0bn was covered bonds and £2.4bn of senior unsecured notes.
–We have £6.3bn outstanding under the TFS and £11.7bn outstanding under the TFSME.
–Maturities in 2020 were £16.5bn (2019: £8.1bn). At 31 December 2020, 68% (2019: 67%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 38 months (2019: 33 months).
–In October 2020, Santander UK plc transferred £3.2bn of mortgage assets to Santander Financial Services plc (SFS). The transaction allows us to optimise our overall funding structure within Santander UK plc, utilising the deposits in SFS and reducing our funding requirement in Santander UK plc.
–In 2020, c£4.3bn of medium-term funding was left in US Dollars and a further £0.7bn in Euro. These balances were used to fund customer assets and our HQLA portfolio.
–Our level of encumbrance from external and internal issuance of securitisations and covered bonds was broadly static in 2020, as planned.

Santander UK Group Holdings plc    153

Annual Report 2020 | Risk review

Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2020 and 31 December 2019.

		Balance sheet line item
	Funding analysis	Deposits by banks(3)	Deposits by customers(1)	Repurchase agreements - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments and non- controlling interests(2)
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	—	—	—	—	—	—	—	—
Certificates of deposit and commercial paper	5.7	—	—	—	—	5.7	—	—
Senior unsecured – public benchmark	15.5	—	—	—	—	15.5	—	—
–privately placed	1.1	—	—	—	0.9	0.2	—	—
Covered bonds	17.9	—	—	—	—	17.9	—	—
Securitisation and structured issuance	2.8	—	—	—	0.5	2.3	—	—
Term Funding Scheme	6.3	6.3	—	—	—	—	—	—
TFSME	11.7	11.7	—	—	—	—	—	—
Subordinated liabilities and equity	4.7	—	—	—	—	—	2.2	2.5
Total wholesale funding	65.7	18.0	—	—	1.4	41.6	2.2	2.5
Repos	15.8	—	—	15.8	—	—	—	—
Foreign exchange and hedge accounting	2.5	—	—	—	—	2.1	0.4	—
Other	3.0	3.0	—	—	—	—	—	—
Balance sheet total	87.0	21.0	—	15.8	1.4	43.7	2.6	2.5

2019
Deposits by banks	0.3	0.3	—	—	—	—	—	—
Certificates of deposit and commercial paper	5.8	—	—	—	—	5.8	—	—
Senior unsecured – public benchmark	18.9	—	—	—	—	18.9	—	—
–privately placed	2.7	—	—	—	1.0	1.7	—	—
Covered bonds	18.2	—	—	—	—	18.2	—	—
Securitisation and structured issuance	5.6	—	—	1.4	0.5	3.7	—	—
Term Funding Scheme	10.8	10.8	—	—	—	—	—	—
Subordinated liabilities and equity	5.5	—	—	—	—	—	2.9	2.6
Total wholesale funding	67.8	11.1	—	1.4	1.5	48.3	2.9	2.6
Repos	16.9	—	—	16.9	—	—	—	—
Foreign exchange and hedge accounting	2.5	—	—	—	—	1.9	0.6	—
Other	3.5	3.3	—	—	0.2	—	—	—
Balance sheet total	90.7	14.4	—	18.3	1.7	50.2	3.5	2.6
(1)This is included in our balance sheet total of £193,088m (2019: £179,006m).
(2)Consists of £nil (2019: £nil) fixed/floating rate non-cumulative callable preference shares, £235m (2019: £235m) Step-up Callable Perpetual Reserve Capital Instruments and £2,241m (2019: £2,241m) Perpetual Capital Securities (net of issuance costs). See Notes 33 and 34 to the Consolidated Financial Statements.
(3)Other consists of items in the course of transmission and other deposits, excluding the TFS. See Note 24 to the Consolidated Financial Statements.
154    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Liquidity risk
Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	0.7	—	—	1.1	—	1.8	1.2	4.9	1.3	9.2
–privately placed	—	—	—	—	—	—	—	—	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	—	—	—	—	0.8	1.5	0.7	3.0
	0.7	—	—	1.1	—	1.8	2.0	6.4	2.1	12.3
Santander UK plc
Certificates of deposit and commercial paper	0.7	3.7	1.2	—	0.1	5.7	—	—	—	5.7
Senior unsecured – public benchmark	0.4	—	1.6	—	0.8	2.8	0.6	2.6	0.3	6.3
–privately placed	—	0.3	—	—	0.1	0.4	—	0.2	0.4	1.0
Covered bonds	—	—	3.7	1.7	—	5.4	1.7	6.4	4.4	17.9
Securitisation and structured issuance(2)	0.2	—	—	0.2	—	0.4	0.9	0.3	—	1.6
Term Funding Scheme	—	1.5	1.5	1.0	—	4.0	2.3	—	—	6.3
TFSME	—	—	—	—	—	—	—	11.7	—	11.7
Subordinated liabilities	—	—	—	—	—	—	—	0.5	1.2	1.7
	1.3	5.5	8.0	2.9	1.0	18.7	5.5	21.7	6.3	52.2
Other group entities
Securitisation & structured issuance(3)	0.2	0.1	—	0.1	0.2	0.6	0.4	0.2	—	1.2

Total at 31 December 2020	2.2	5.6	8.0	4.1	1.2	21.1	7.9	28.3	8.4	65.7
Of which: –Secured	0.4	1.6	5.2	3.0	0.2	10.4	5.3	18.6	4.4	38.7
–Unsecured	1.8	4.0	2.8	1.1	1.0	10.7	2.6	9.7	4.0	27.0

2019
Total at 31 December 2019	1.7	5.5	4.7	2.1	8.5	22.5	16.6	18.8	9.9	67.8
Of which:
–Secured	0.2	0.1	2.7	0.3	5.8	9.1	11.5	10.4	3.6	34.6
–Unsecured	1.5	5.4	2.0	1.8	2.7	13.4	5.1	8.4	6.3	33.2
(1)95% of Senior Unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
Santander UK Group Holdings plc    155

Annual Report 2020 | Risk review

Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2020 and 31 December 2019.

	2020				2019
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Santander UK Group Holdings plc
Senior unsecured – public benchmark	11	61	28	—	12	64	22	2
–privately placed	—	—	—	100	—	—	—	100
Subordinated liabilities and equity (incl. AT1)	75	25	—	—	70	30	—	—
	27	51	21	1	27	54	16	3
Santander UK plc
Deposits by banks	—	—	—	—	3	97	—	—
Certificates of deposit and commercial paper	51	44	4	1	45	54	1	—
Senior unsecured – public benchmark	10	73	17	—	14	54	32	—
–privately placed	41	37	10	12	21	15	59	5
Covered bonds	48	5	46	1	54	—	45	1
Securitisation & structured issuance	77	23	—	—	72	28	—	—
Term Funding Scheme	100	—	—	—	100	—	—	—
TFSME	100	—	—	—	—	—	—	—
Subordinated liabilities	63	37	—	—	49	51	—	—
	63	18	19	—	54	22	24	—
Other group entities
Securitisation & structured issuance	100	—	—	—	95	5	—	—

Total	57	24	19	—	50	27	22	1

Term issuance (audited)
In 2020, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Total 2020	Total 2019
	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	—	0.8	0.6	1.4	—
Subordinated debt and equity (inc. AT1)	—	—	—	—	0.5
	—	0.8	0.6	1.4	0.5
Santander UK plc
Covered bonds	1.0	0.9	1.1	3.0	2.9
Senior unsecured – public benchmark	—	1.0	—	1.0	0.9
TFSME	11.7	—	—	11.7	—
	12.7	1.9	1.1	15.7	3.8
Other group entities
Securitisations	—	—	—	—	0.2
Total gross issuances	12.7	2.7	1.7	17.1	4.5

Santander UK Group Holdings plc repurchased several securities to improve its future interest expense while maintaining a prudent approach to the management of Santander UK plc’s funding and liquidity base.
156    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Liquidity risk
Encumbrance
We have encumbered an asset if we have pledged or transferred it as collateral against an existing liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce future funding needs. Being able to pledge or transfer assets as collateral is an integral part of a financial institution’s operations. We do various things that lead to asset encumbrance. These include where we:
–Enter into securitisation, covered bonds, and repurchase agreements (including central bank programmes) to access medium and long-term funding
–Enter into short-term funding transactions. These include repurchase agreements and stock borrowing transactions as part of our operational liquidity management
–Pledge collateral as part of participating in payment and settlement systems
–Post collateral as part of derivatives activity.
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
For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 14 and 26 to the Consolidated Financial Statements in the 2020 Annual Report.

On-balance sheet encumbered and unencumbered assets (audited)

	Encumbered with counterparties other than central banks						Unencumbered assets not pre-positioned with central banks
	Covered bonds	Securitis- ations	Other	Total	Assets positioned at central banks(3)	Readily available	Other available assets	Cannot be encumbered	Total	Total assets
2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	—	—	985	985	871	41,681	—	—	42,552	43,537
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—	—	—	3,451	3,451	3,451
–Other financial assets at FVTPL	—	—	—	—	—	—	—	834	834	834
Financial assets at amortised cost:
–Loans and advances to customers	23,669	7,469	149	31,287	61,292	77,833	19,801	21,965	180,891	212,178
–Loans and advances to banks	—	—	804	804	—	—	—	1,200	1,200	2,004
–Repurchase agreements – non trading	—	—	—	—	—	—	—	19,599	19,599	19,599
–Other financial assets at amortised cost	—	—	648	648	—	515	—	—	515	1,163
Financial assets at FVOCI	—	—	5,677	5,677	—	3,273	—	—	3,273	8,950
Interests in other entities	—	—	—	—	—	—	—	172	172	172
Intangible assets	—	—	—	—	—	—	—	1,649	1,649	1,649
Property, plant and equipment	—	—	—	—	—	—	1,740	—	1,740	1,740
Current tax assets	—	—	—	—	—	—	—	271	271	271
Retirement benefit assets	—	—	—	—	—	—	—	496	496	496
Other assets	—	—	—	—	—	—	—	3,020	3,020	3,020
Total assets	23,669	7,469	8,263	39,401	62,163	123,302	21,541	52,657	259,663	299,064
Santander UK Group Holdings plc    157

Annual Report 2020 | Risk review

	Encumbered with counterparties other than central banks						Unencumbered assets not pre-positioned with central banks
	Covered bonds	Securitis- ations	Other	Total	Assets positioned at central banks(3)	Readily available	Other available assets	Cannot be encumbered	Total	Total assets
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	—	—	1,080	1,080	707	24,608	—	—	25,315	26,395
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—	—	—	3,363	3,363	3,363
–Other financial assets at FVTPL	—	—	—	—	—	—	—	973	973	973
Financial assets at amortised cost:
–Loans and advances to customers	23,310	12,915	366	36,591	55,272	76,568	22,875	16,192	170,907	207,498
–Loans and advances to banks	—	—	615	615	—	—	—	1,968	1,968	2,583
–Repurchase agreements – non trading	—	—	—	—	—	—	—	23,636	23,636	23,636
–Other financial assets at amortised cost	—	—	3,026	3,026	—	4,030	—	—	4,030	7,056
Financial assets at FVOCI	—	—	6,020	6,020	—	3,727	—	—	3,727	9,747
Interests in other entities	—	—	—	—	—	—	—	117	117	117
Intangible assets	—	—	—	—	—	—	—	1,776	1,776	1,776
Property, plant and equipment	—	—	—	—	—	—	1,971	—	1,971	1,971
Current tax assets	—	—	—	—	—	—	—	186	186	186
Retirement benefit assets	—	—	—	—	—	—	—	670	670	670
Other assets	—	—	—	—	—	—	—	2,517	2,517	2,517
Total assets	23,310	12,915	11,107	47,332	55,979	108,933	24,846	51,398	241,156	288,488
(1)Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)Comprises pre-positioned assets and encumbered assets.
158    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Capital risk
Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations.
In this section, we set out how we are regulated. We also give details of the results of the Bank of England’s 2019 stress testing exercise. We explain how we manage capital on a standalone basis as a subsidiary in the Banco Santander group. We then analyse our capital resources and key capital ratios including our leverage and RWAs.
Key metrics CET1 capital ratio of 15.2% (2019: 14.3%) Total qualifying regulatory capital of £15.4bn (2019: £15.8bn) UK leverage ratio of 5.1% (2019: 4.7%)

THE SCOPE OF OUR CAPITAL ADEQUACY
Regulatory supervision
For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as part of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco Santander group, we do not have a guarantee from our immediate and ultimate parent Banco Santander SA and we operate as a standalone subsidiary. As we are part of the UK sub-group that is regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments. Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes. Santander UK plc is the head of the ring-fenced bank sub-group and is subject to regulatory capital and leverage rules in relation to that sub-group.
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
Management of capital requirements (audited)
Our capital risk appetite aims to maintain capital levels appropriate to the level of stress applied, and the expected regulatory response. In:
–An adverse economic stress, which we might expect to occur once in 20 years, the firm should remain profitable and exceed all regulatory capital minimums at all times.
–A very severe economic stress, which we might expect to occur once in 100 years, and which has been designed to test any specific weaknesses of a firm’s business model, the firm should meet all regulatory capital minimums at all times. This is subject to the use of regulatory buffers designed to absorb losses in such a stress.
Management of capital resources (audited)
We use a mix of regulatory and EC ratios and limits, internal buffers and restrictions to manage our capital resources. We also take account of the costs of differing capital instruments and capital management techniques. We also use these to shape the best structure for our capital needs. We decide how to allocate our capital resources as part of our strategic planning process. We base this in part on the relative returns on capital using both EC and regulatory capital measures. We plan for severe stresses and we set out what action we would take if an extremely severe stress threatened our viability and solvency. This could include not paying dividends, selling assets, reducing our business and issuing more capital.
Risk measurement
We apply Banco Santander’s approach to capital measurement and risk management for CRD IV. Santander UK Group Holdings plc is classified as a significant subsidiary of Banco Santander SA.
Key metrics
The main metrics we use to measure capital risk are CET1 capital ratio, total capital ratio and UK leverage ratio. We continue to be in excess of overall capital requirements, minimum leverage requirements and minimum requirements for own funds and eligible liabilities (MREL).
Stress testing
Each year we create a capital plan, as part of our ICAAP. We share our ICAAP with the PRA. The PRA then tells us how much capital (Pillar 2A), and of what quality, it thinks we should hold on top of our Pillar 1 requirements and buffer levels. We also develop a series of economic scenarios to stress test our capital needs and confirm that we have enough regulatory capital to meet our projected and stressed capital needs and to meet our obligations as they fall due. We augment our regulatory minimum capital with internal buffers. We hold buffers to ensure we have enough time to take action against unexpected movements.

Santander UK Group Holdings plc    159

Annual Report 2020 | Risk review

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
CAPITAL RISK REVIEW
Impact of IFRS 9 on regulatory capital
We expect ECL-based provisions continue to be more volatile than our IAS 39 incurred loss-based provisions used prior to 2018 as our ECL methodology takes account of forward-looking data and covers a range of possible economic outcomes. This is likely to impact our CET1 capital levels, and result in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of ECL over provisions for exposures using the IRB approach. For such exposures (which include residential mortgages) the adverse impact on CET1 capital of provision increases from reserve movements is offset by the related reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Furthermore, the EU transition arrangements for the capital impact of IFRS 9 mean that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 are partly reduced until the end of 2024.
We reflect projections of ECL provisions in our capital position forecasting under base case and stress scenarios for ICAAP and capital management purposes. We also consider the dynamics of ECL in how we assess, monitor and manage capital risk. The greater volatility from IFRS 9 ECL could result in material favourable and unfavourable swings to our Income Statement. Whilst the initial impacts of IFRS 9 were based on estimates prepared in a supportive economic environment, a period of economic instability (such as was seen in 2020 due to the impacts of the Covid-19 pandemic) could significantly impact our results and our financial assets. It could also impact the amount of capital we have to hold. We take into account the volatility of ECL in our capital planning strategy.
Bank of England stress testing
Due to the Covid-19 pandemic, the Bank of England cancelled the 2020 Annual Stress Test to help lenders focus on meeting the needs of UK households and businesses via the continuing provision of credit.
In the August 2020 Financial Stability Report, the Financial Policy Committee published a ‘reverse stress test’ exercise performed without direct input from banks which judged UK banks to be resilient to a very wide range of possible outcomes.

Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical Capital Buffer (CCyB) ,and from 28 December 2020 the Other Systemically Important Institutions Buffer (O-SII) (previously the Systemic Risk Buffer (SRB)) at the level of the RFB Group.
The Bank of England's Financial Policy Committee (FPC) reduced UK CCyB to 0% in March 2020 in response to the Covid-19 pandemic, and the FPC stated that it expected to maintain the UK CCyB at this rate for at least 12 months. As there is a one year time lag for any announced CCyB increases to apply, any subsequent increase would not take effect until March 2022 at the earliest.
We review the resilience of our capital position via internal stress tests conducted as part of our ICAAP exercise, and we participate in the annual UK Banking Stress Test. In the last exercise in 2019, our projected CET1 ratio and UK Leverage ratio exceeded the hurdle rates after ‘strategic’ management actions and the Prudential Regulation Committee judged that the stress test did not reveal capital inadequacies in our balance sheet.

160    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Capital risk
Headroom of our CET1 capital ratio to our current MDA trigger level at 31 December 2020
At 31 December 2020, the headroom of our CET1 capital ratio of 15.2% to our 7% AT1 permanent write down (PWD) securities trigger was 8.2% of total RWAs or £6.0bn (2019: 7.3% of total RWAs or £5.3bn).
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 31 December 2020 was:

Current MDA
%
Pillar 1	4.5
Pillar 2A(1)	2.8
CCB	2.5
CCyB(2)	—
Current MDA trigger	9.8
Headroom to current MDA	5.4
Total CET1 capital ratio	15.2
(1)    Santander UK’s Pillar 2 CET1 requirement was 4.94% at 31 December 2020, Pillar 2A guidance is a point in time assessment.
(2)    The current applicable UK CCyB rate is 0% (2019: 1%).
MREL recapitalisation
We have made major progress to meet MREL requirements. To date, we have issued £7.5bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains at 4.9% and is calculated using RWA, leverage exposures and exchange rates at 31 December 2020. Based on this set of assumptions, our MREL requirements are driven by leverage. Santander UK’s indicative MREL requirements excluding buffers is currently circa. £21bn from 1 January 2022. Assuming the current plan by 2022, we expect to issue up to a further £2.5bn of senior unsecured bonds by year-end 2021 to cover the maturities and meet our total 2022 MREL requirement
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months.

Key capital ratios

	Santander UK Group Holdings plc		Santander UK plc
	2020	2019	2020	2019
	%	%	%	%
CET1 capital ratio	15.2	14.3	15.4	14.3
AT1	3.1	3.1	2.7	2.7
Grandfathered Tier 1	0.3	0.5	0.4	0.7
Tier 2	2.5	3.7	2.7	4.0
Total capital ratio	21.1	21.6	21.2	21.7
The total capital difference between Santander UK Group Holdings plc and Santander UK plc was due to the recognition of minority interests. The total subordination available to Santander UK plc bondholders was 21.2% (2019:21.7%) of RWAs.

Return on ordinary shareholders' equity divided by average total assets was 2.9% (2019: 4.9%).
Our CET1 capital ratio was up 90bps to 15.2%, with a 5.4p.p. buffer to MDA restrictions. The CET1 capital ratio includes a benefit of c.30bps and UK leverage ratio c.10bps from the change in treatment of software assets. Amendments to Capital Requirements Regulation (CRR), which were published in the Official Journal on 26 June 2020, contributed 17bps to the CET1 capital ratio, through the implementation of the RWA reduction factors for certain SME and infrastructure exposures.
Santander UK Group Holdings plc    161

Annual Report 2020 | Risk review

Regulatory capital resources (audited)
This table shows our qualifying regulatory capital.

	2020	2019
	£m	£m
CET1 capital instruments and reserves:
–Capital instruments	7,060	7,060
–Retained earnings	6,030	6,251
–Accumulated other reserves and non-controlling interests	679	554
CET1 capital before regulatory adjustments	13,769	13,865
CET1 regulatory adjustments:
–Additional value adjustments	(21)	(35)
–Goodwill (net of tax)	(1,150)	(1,155)
–Other intangibles	(199)	(573)
–Fair value reserves related to gains or losses on cash flow hedges	(486)	(368)
–Negative amounts resulting from the calculation of regulatory expected loss amounts	(368)	(619)
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(6)	(5)
–Deferred tax assets that rely on future profitability excluding timing differences	(9)	(8)
–Defined benefit pension fund assets	(364)	(502)
–Dividend accrual	(18)	(18)
–IFRS 9 Transitional Adjustment	73	16
–Deductions for non-controlling interests	(162)	(160)
CET1 capital	11,059	10,438
AT1 capital instruments:
–Capital instruments	2,241	2,241
–Amount of qualifying items subject to phase out from AT1	324	487
–Regulatory deductions for instruments issued by subsidiary undertakings	(93)	(83)
AT1 capital	2,472	2,645
Tier 1 capital	13,531	13,083
Tier 2 capital instruments:
–Capital instruments	2,076	2,901
–Amount of qualifying items subject to phase out from Tier 2	352	377
–Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(571)	(583)
Tier 2 capital	1,857	2,695
Total regulatory capital(1)	15,388	15,778
(1)    Capital resources include a transitional IFRS 9 benefit at 31 December 2020 of £73m (2019: £16m).
2020 compared to 2019
CET1 capital increased to £11.1bn, with capital accretion through retained profits, the impact of the change in treatment of software assets in UK Capital Requirements Regulation (which increased CET1 capital by £0.25bn) and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These increases were partially offset by adverse market driven movements in the defined benefit pension schemes.
AT1 capital decreased in 2020, primarily reflecting the annual increase in the transitional limit applied to grandfathered AT1 capital instruments.
Tier 2 capital decreased in 2020, largely reflecting the amortisation of dated instruments.
We remain strongly capitalised and Covid-19 did not trigger a capital stress. As part of the Bank of England Interim Financial Stability Report (May 2020), the PRA developed a desktop stress scenario, which had less of an impact over the first two years of the scenario on the core banking system than their 2019 Stress Test, where our CET1 drawdown was the lowest across UK banks and we exceeded CET1 capital ratio and Tier 1 Leverage ratio hurdle rates across the projection horizon.
We paid an ordinary share dividend in December in accordance with the PRA's approach to shareholder distributions for 2020.
162    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Capital risk
Movements in regulatory capital :

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2020	10,438	2,645	2,695	15,778
–Retained earnings	(221)	—	—	(221)
–Other reserves and non-controlling interests	125	—	—	125
–Additional value adjustments	14	—	—	14
–Goodwill (net of tax)	5	—	—	5
–Other intangibles	374	—	—	374
–Fair value reserves related to gains and losses on cash flow hedges	(118)	—	—	(118)
–Negative amounts resulting from the calculation of regulatory expected loss amounts	251	—	—	251
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(1)	—	—	(1)
–Deferred tax assets that rely on future profitability excluding timing differences	(1)	—	—	(1)
–Defined benefit pension fund assets	138	—	—	138
–Deductions for non-controlling interests	(2)	—	—	(2)
–Capital instruments	—	—	(825)	(825)
–IFRS 9 Transitional Adjustment	57	—	—	57
–Amount of qualifying items subject to phase out from AT1	—	(163)	—	(163)
–Amount of qualifying items subject to phase out from Tier 2	—	—	(25)	(25)
- Deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation	—	(10)	12	2
At 31 December 2020	11,059	2,472	1,857	15,388

In line with the position of the Basel Committee views following the outbreak of the Covid-19 pandemic, the UK has now adopted revised IFRS 9 transitional adjustment rules which apply a higher level of transitional relief to capital following rises in IFRS 9 provisions.
The original transitional adjustments consisted of a Static component, which was impacted on 1 January 2018 and a Dynamic component with changes in provisions for non-impaired assets made after 1 January 2018. A transitional factor was applied to the Dynamic component to determine the level of offset that was available over time (95% in 2018, 85% in 2019, 70% in 2020, 50% in 2021 and 25% in 2022).
The revisions to the transitional adjustment are part of the ‘Quick fix' CRR amendments which have been in force from 27 June 2020. They have involved dividing the original Dynamic component into two parts – creating an ‘old’ component for provision changes from 1 January 2018 to 1 January 2020, and then a new Dynamic component for provision changes from 1 January 2020 and applying a revised higher transitional factor to this latter component, with an extended transitional period.

CET1, AT1 and Tier 2 regulatory adjustments
These are adjustments required by CRD IV.
AT1 capital
These are preference shares and innovative/hybrid Tier 1 securities. None of the instruments we issued before 1 January 2014 fully meet the CRD IV AT1 capital rules, which apply from that date. The instruments contribution to Tier 1 capital will be phased out by CRD IV rules until the start of 2022. The £750m Fixed Rate Reset Perpetual AT1 Capital Securities (net of issuance costs), the £800m Perpetual Capital Securities and the £500m Perpetual Capital Securities we issued since then fully meet the CRD IV AT1 capital rules.
In August 2019, as part of a capital management exercise, the Company purchased and redeemed the £300m Fixed Rate Reset Perpetual AT1 Capital Securities, and issued a further £500m Fixed Rate Reset Perpetual AT1 Capital Securities to Banco Santander SA.
Tier 2 capital
These are fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital is being phased out under CRD IV until the start of 2022.
Santander UK Group Holdings plc    163

Annual Report 2020 | Risk review

Risk-weighted assets
The tables below are consistent with our regulatory filings for 31 December 2020 and 31 December 2019.

	2020	2019
RWAs by risk	£bn	£bn
Credit risk	64.8	64.1
Counterparty risk	1.1	1.5
Market risk	0.2	0.3
Operational risk	6.8	7.3
	72.9	73.2

	2020	2019
RWAs by segment	£bn	£bn
Retail Banking	49.5	47.8
Corporate & Commercial Banking	13.3	14.0
Corporate & Investment Banking	3.8	4.8
Corporate Centre	6.3	6.6
	72.9	73.2

Movements in RWAs by risk:

	Credit/ counterparty risk	Market risk	Operational risk	Total
	£bn	£bn	£bn	£bn
At 1 January 2020	65.6	0.3	7.3	73.2
Asset size	(1.2)	(0.1)	—	(1.3)
Asset quality	1.9	—	—	1.9
Methodology and policy	(0.4)	—	—	(0.4)
Other	—	—	(0.5)	(0.5)
At 31 December 2020	65.9	0.2	6.8	72.9

2020 compared to 2019
The Pillar 2A capital requirement was 4.94%, the majority of which remained with an RWA percentage based element.
We use significant risk transfer (SRT) securitisation transactions to manage and diversify credit and other risks, with associated reductions to the level of RWAs. Currently, we have SRT securitisation transactions which cover portfolios of corporate facilities and Consumer Finance loans.
164    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Capital risk
Regulatory leverage

	2020	2019
	£m	£m
Regulatory exposure	259,044	269,162
End-point Tier 1 capital(1)	13,164	12,625
UK leverage ratio	5.1%	4.7%
BBLS lending excluded from leverage exposure	(3,986)	—
(1)    Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2020	2019
	£m	£m
Total assets per the Consolidated Balance Sheet	299,064	288,488
Derivatives netting and potential future exposure	(1,521)	(1,671)
Securities financing current exposure add-on	767	1,006
Removal of IFRS netting	1,144	1,191
Removal of qualifying central bank claims	(47,537)	(26,400)
Commitments calculated in accordance with Basel Committee Leverage Framework	8,114	8,393
CET1 regulatory adjustments	(987)	(1,845)
	259,044	269,162

The adjustments are:
–Derivatives netting and potential future exposure: where a qualifying netting agreement is in place netting is allowed for leverage purposes. This is partially offset by including the PEE we use to calculate EADs
–Securities financing current exposure add-on: we include an add-on for securities financing transactions to show current exposure for leverage purposes
–Removal of IFRS netting: where netting of assets and liabilities is allowed under IFRS, but not under the Basel rules, we remove it for leverage purposes
–Removal of qualifying central banks claims: permitted under the recommendation of the FPC on 25 July 2016, under CRD IV rules the exposure measure does not allow the removal of qualifying central bank deposits or claims
–Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of off-balance sheet commitments for leverage purposes after we apply regulatory credit conversion factors
–CET1 regulatory adjustments: where we have deducted assets from CET1, they can be deducted for leverage purposes.

2020 compared to 2019
UK leverage ratio of 5.1% was up 40bps, primarily through improvement in CET1 capital and active management of leverage exposures. It remains 1.5p.p. above the regulatory requirement.

Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under CRD IV at 31 December 2020 and 31 December 2019, and movements in the year, were as follows:

	2020	2019
	£m	£m
At 1 January	4,262	4,221
Dividends approved:
–AT1 Capital Securities	(147)	(142)
–Tax on above item	28	38
–Ordinary shares	(103)	(262)
Dividends receivable:
–Investment in AT1 Capital Securities	131	125
–Tax on above item	(25)	(34)
–Investment in ordinary shares of subsidiary	129	323
Other income statement items (Company)	(23)	(7)
At 31 December	4,252	4,262
Santander UK Group Holdings plc    165

Annual Report 2020 | Risk review

Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
In this section, we explain how we manage and mitigate pension risk, including our investment and hedging strategies.
Key metrics Funding Deficit at Risk was £1,280m (2019: £1,520m) Funded defined benefit pension scheme accounting surplus was £135m (2019: £431m)

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
For more on our defined benefit schemes, see Note 30 to the Consolidated Financial Statements. This includes a sensitivity analysis of our key actuarial assumptions.
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
For more on our defined contribution schemes, see Note 30 to the Consolidated Financial Statements.
The impact of our defined benefit schemes on capital
We take account of the impact of pension risk on our capital as part of our stress testing process, considering measures such as the impact on CET1 and Pillar 2A, and also where relevant the impact on the related measures such as the leverage ratio. This includes our ICAAPs, PRA stress tests and our quarterly assessment of capital requirements. We also consider the impact of any changes proposed to the Scheme or its investment strategy.
Our defined benefit pension schemes affect capital in two ways:
–We treat an IAS 19 deficit as a liability on our balance sheet. We recognise movements in a deficit through Other Comprehensive Income and so this reduces our shareholders’ equity and CET1 capital. Deficit movements on the balance sheet are mainly due to re-measurements, including actuarial losses. We treat an IAS 19 surplus as an asset on our balance sheet. This increases shareholders’ equity. However, it is deducted for the purposes of determining CET1 capital. An IAS 19 surplus or deficit on our balance sheet is partially offset by a deferred tax liability or asset, respectively. These may be recognised for calculating CET1 capital depending on our overall deferred tax position at that time.
–The PRA takes pension risk into account in the Pillar 2A capital assessment through the annual ICAAP exercise. The Pillar 2A requirement forms part of our overall regulatory minimum requirement for CET1 capital, Tier 1 capital and total capital. We perform a quarterly assessment internally. For more on our minimum regulatory requirements, see the ‘Capital risk’ section.

166    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Pension risk
PENSION RISK MANAGEMENT
Scheme governance
The Scheme operates under a trust deed. Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), is a wholly owned subsidiary of the Santander UK group. The Trustee ensures that the Scheme is run properly, and that members' benefits are secure. It delegates investment decisions within ranges determined in the Statement of Investment Principles to the board of Santander (CF Trustee) Limited (the CF Trustee). The CF Trustee is responsible for reviewing, agreeing and implementing investment strategies, with our input as and when needed. Every month, we discuss pension-related matters at our Pensions Committee and Pension Risk Forum. For example, our Pensions Committee reviews the Scheme’s investment strategies and approves actuarial valuations. The Pension Risk Forum is a Risk division management forum that monitors our pension risk within approved risk appetite and policies. We work with the Trustee to ensure that the Scheme is adequately funded but our responsibilities are clearly segregated from the Trustee’s.
Risk appetite
Our risk appetite is a key consideration in all decisions and risk management activities related to the Scheme. Our pension risk appetite is reviewed by our Pensions Committee at least once a year. It is then sent to the Board for approval. We measure pension risk on both a technical provisions (funding) basis and an accounting (IAS 19) basis. We manage pension risk on both the accounting and the funding basis. Both bases are inputs into our capital calculations.
Risk measurement
Our key risk metrics include:

Key risk metrics	Description
Funding Deficit at Risk	We use a VaR and a forward-looking stress testing framework to model the Scheme’s assets and liabilities to show the potential deterioration in the current funding position. This ensures we adequately capture the risks, diversification benefits and liability matching characteristics of the obligations and investments of the Scheme. We use a time period of 1 year and a 95% confidence interval in our VaR model.
Required Return	This estimates the return required from the Scheme’s assets each year to reach a pre-defined funding target by a fixed date in the future.
Pensions Volatility	We use a VaR and a forward-looking stress testing framework to model the volatility in the pension-related capital deduction. We use a time period of 1 year and a 95% confidence interval in our VaR model.
We perform stress tests for regulators, including for ICAAPs and PRA stress tests. The stress testing framework allows us to also consider how macroeconomic events could impact the Scheme’s assets and liabilities. For more on our stress testing, see the 'Risk governance' section.
Risk mitigation
The key tools we use to maintain the above key risk metrics within appetite are:

Key tools	Description
Investment strategies
The Trustee developed the following investment objectives to reflect their principal duty to act in the best interests of the Scheme beneficiaries:
–To maintain a diversified portfolio of assets of appropriate suitability, quality, security, liquidity and profitability which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the Scheme provides, as set out in the rules of the Scheme
–To limit the risk that the assets fail to meet the liabilities
–To invest in a manner appropriate to the nature and duration of the expected future retirement benefit payments under the Scheme
–To minimise the long-term costs of the Scheme by maximising asset returns net of fees and expenses whilst reflecting the objectives above.
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
The CF Trustee also hedges some of its equity and currency risk. This is achieved by using equity put options, equity collars and other derivatives that provide downside protection. Currency hedging is used to reduce risks from investing in assets denominated in currencies other than sterling. The hedging of interest rate and inflation risk in particular reduce the Funding Deficit at Risk.
As the Scheme matures, the Trustee also actively monitors and manages longevity risk through transactions such as buy-ins and longevity swaps.

Environmental, social and governance (ESG)	The Trustee has a long-term investment horizon. It believes that an appropriate assessment of factors such as sustainable growth, environmental and climate change impacts, as well as other social and governance considerations, will help to better achieve the objectives set and improve outcomes for members and beneficiaries through enhanced long-term returns and management of arising risks in respect of the Scheme's assets.

The Trustee also believes that investors who are responsible owners, and who engage, support better outcomes for the companies they invest in and ultimately enhance their investments by using their rights as shareholders influencing more sustainable corporate strategies, performance, risk management, capital structure, tax transparency and corporate governance, including culture, diversity and remuneration, potential conflicts of interest and social and environmental impact. Engagement is purposeful dialogue with companies on these matters as well as on issues that are the immediate subject of votes at general meetings. The Trustee will also monitor its supply chain for modern slavery risk.

We look at the impact on our risk metrics when determining the appropriateness of the investment and hedging strategies. We also use the impact on our risk metrics to propose changes to optimise these strategies.
Santander UK Group Holdings plc    167

Annual Report 2020 | Risk review

Risk monitoring and reporting
We monitor pension risk each month and report on it at Pension Risk Forum, ERCC, Pensions Committee and, where thresholds are exceeded (or likely to be), to the Board Risk Committee and the Board in line with our pension risk appetite. We discuss any remedial action with the Trustee. For all key risk metrics, we determine tolerance levels for deterioration based on our risk appetite. We use different triggers to indicate our position relative to those risks and report all key risk metrics against these triggers to Pensions Committee and Pension Risk Forum each month. We consider actions to reduce risk to an acceptable level where the position looks likely to exceed the red trigger level.
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
PENSION RISK REVIEW
2020 compared to 2019
Interest and inflation hedging increased in 2020. There was a reduction in risk in the asset portfolio with £1.7bn of growth assets being sold and the proceeds invested in the matching asset portfolio. The Scheme also purchased an annuity policy covering £300m of pension obligations.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. In 2020, overall asset returns were positive with strong performance from liability-matching assets, mainly bonds. The Funding Deficit at Risk decreased to £1,280m (2019: £1,520m), mainly due to the sale of growth assets, increased interest rate and inflation hedging, and risk metrics now reflecting the 2019 triennial valuation. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis. On the funding basis, the interest rate hedging ratio was 81% (2019: 64%) and the inflation hedging ratio was 79% (2019: 63%) at 31 December 2020. The Scheme was invested in certain assets at 31 December 2020 whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value.
We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. The negative impact on CET1 capital increased in 2020. For more on the impact of our defined benefit schemes on capital, see the ‘Capital risk’ section.
Accounting position
The accounting position was volatile in 2020 reflecting volatility in bond yields, a decline in gilt yields and movement in asset values, particularly equities. There remains considerable market uncertainty and while the actions highlighted above mitigate some of the impact of market movements in yields, our position could change materially over a short period.
In 2020, the accounting surplus of the Scheme and other funded schemes decreased. Some sections in the Scheme had a surplus of £496m at 31 December 2020 (2019: £670m) whilst other sections had a deficit of £361m (2019: £239m). The overall position was a £135m surplus (2019: £431m surplus). There were also unfunded scheme liabilities of £42m at 31 December 2020 (2019: £41m). The deterioration in the overall position was mainly driven by a decrease in the discount rate in the period. This was due to falling corporate bond yields which increased the value of liabilities. However, this was partially offset by a rise in overall asset values.
For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 30 to the Consolidated Financial Statements.

Maturity profile of undiscounted benefit payments
The Scheme’s obligation to make benefit payments extends over the long-term. This is expected to stretch beyond 2080. The graph below shows the maturity profile of the undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2020:

168    Santander UK Group Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Conduct and regulatory risk
Conduct and regulatory risk

Overview
We manage the conduct and non-financial regulatory risk types in one framework. We do this to reflect their similarities.
Conduct risk is the risk that our decisions and behaviours lead to a detriment or poor outcome for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity.
Regulatory risk is the risk of financial or reputational loss, or imposition of or conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.
We are committed to ensuring conduct strategy is embedded in our business and that the fair treatment of our customers is at the heart of what we do.
In this section, we explain how we manage conduct and regulatory risk and highlight new processes we implemented in response to Covid-19. We also describe our main conduct provisions, with a focus on PPI, and give some insight into our work to protect vulnerable consumers via our Reaching Out initiative during the Covid-19 pandemic.

Key metrics PPI provision was £76m (2019: £189m) Other conduct provision was £8m (2019: £25m)

OUR KEY CONDUCT AND REGULATORY RISKS
Our purpose is to help customers and businesses prosper by meeting their needs and expectations. To achieve this, we are committed to making sure that our strategy, proposition and initiative approval process, and systems, operations and controls are well designed and delivered.
We see our key exposure to conduct and regulatory risk through:
–the risk of errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and
–failure to supervise, monitor and control the activities of our employees.
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
After-sale and servicing
The risk that failures of our operations, processes, servicing activity, IT or controls result in poor outcomes for our customers. This includes the risks that:
–We do not give appropriate after-sale communications to customers, making it difficult for them to contact us, or we fail to take account of a customer’s vulnerability
–We do not have robust systems and controls to detect and prevent fraud or errors in the customer experience.

Culture	The risk that we do not maintain a culture that encourages the right behaviour and puts the customer at the heart of what we do.
Competition	The risk of financial harm, criminal liability, customer harm or reputational damage that we may incur because we fail to comply with relevant competition law or being involved in any competition law investigation or proceedings.
Controls	The risk that we do not supervise and monitor our employees effectively or do not have robust systems and controls in place to prevent and detect misconduct.

Santander UK Group Holdings plc    169

Annual Report 2020 | Risk review

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
Risk measurement
Due to the close links between our conduct, regulatory and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures and risks have a conduct and/or regulatory risk impact. Since the outbreak of Covid-19 we have continuously reviewed our communications with customers, our policies and have provided additional tools, such as digital budget planners and online triage guides to support customers in understanding their financial position. Despite the introduction of these digital enhancements our intention remains to speak to each customer in financial difficulty to ensure the most appropriate solutions are offered. We have been increasing our resource in this area to ensure that we can meet customer demand.
We support our conduct and regulatory risk framework and policies with tools that aim to identify and assess new and emerging conduct risks. These include:

Key tools	Description
Strategy and business planning	Our Strategy and Corporate Development team help align our overall corporate strategy, financial plans, risk appetite and operational capabilities through our annual process to set our strategy. We derive our business unit plans from our overall corporate strategy and they contain a view of conduct and regulatory risk with our other key risk types.
Sales quality assurance	We subject retail sales and processes to internal quality assurance and, as needed, external monitoring to ensure their quality.
Operational risk and control assessments	Our business and business support units assess our operational risks, systems and controls to give us a consolidated risk view across all our business areas. We complete the assessments through a central tool to evaluate and manage our residual risk exposures.
Scenario testing and horizon scanning	We consider conduct and regulatory risk in our scenario testing. This reviews possible root causes and assumptions to determine the likelihood and size of the impact, and actions to enhance our controls where required.
Conduct risk reporting	We use dashboards to give us an end-to-end view of our conduct risks across our business. This allows us to apply a lens to manage conduct risk and understand if it is in line with our risk appetite.
Compliance monitoring	We carry out an annual conduct and regulatory risk assurance programme approved by the Board and tracked through the year.
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
We place a specific focus on:
–Vulnerability: Ensuring that our colleagues are trained to help customers who may be vulnerable (see below).
–Financial abuse: We work closely with other members of UK Finance, as part of the Financial Abuse Working Party, with a shared vision to help victims regain control of their finances. Through this collaboration we have adopted a Financial Abuse Code of Practice as part of our overall vulnerable customer strategy. We have specific training material for colleagues to raise awareness and improve understanding around the devastating impacts of financial abuse and how we can help. Due to the very complex nature of situations involving financial abuse, we also have a dedicated Specialist Support Team that offers guidance to colleagues dealing with customers who are victims and need tailored solutions to help them regain control of their finances.
–Covid-19: We designed and delivered tailored training across key areas of the business to support customers affected by Covid-19.

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
Our objective throughout the Covid-19 pandemic has been, and continues to be providing a range of support and solutions for customers who find themselves facing financial difficulty, based on individual customer circumstances, with the aim of rehabilitating customers back into a healthy financial position. Our Financial Support model has evolved to ensure that we help customers who are facing temporary but severe financial difficulty. We are enhancing our model further, for circumstances that may remain for a longer term.

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
In 2020, to ensure we continue to drive fair and consistent outcomes, whilst managing the increased inflow of customers resulting from the Covid-19 pandemic, we have invested in people and technology. Tailored customer support is already in place and continues to evolve to ensure there is a robust, forward-looking governance model in place to allow us to recognise and address risks related to our personal and business customers. Conduct risk dashboards have been developed and escalated through governance as outlined above.
CONDUCT AND REGULATORY RISK REVIEW
2020 compared to 2019
In 2020, to ensure we fully considered customer and conduct impacts across our business, we continued to maintain a strong focus on robust oversight and control of the full customer journey. We maintain Compliance teams across all our key business divisions and in key cross functional areas such as fraud, payment services, data protection and Financial Support Centre of Excellence. Conduct and regulatory risk frameworks are in place across all business divisions that operate alongside our wider Risk Framework to identify, assess, manage and report conduct and regulatory risk.
In 2020, we continued to build on our progress in 2019 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular within the context of regulator and government driven Covid-19 initiatives. These have all been deployed at a fast pace, with systems and controls in place to enable and increase our working from home capability, whilst continuing to provide critical services to our customers. As part of this, we:
–Assessed the views and new policy areas in the FCA’s 2020/21 Business Plan. Most of the measures and initiatives aim to ensure financial services firms give customers the support they need during and post the Covid-19 pandemic. This is a re-focus by the FCA on its key priorities against other work, driven by Covid-19. We have considered and addressed them in our controls, product processes and frameworks
–Maintained focus on Covid-19 and forbearance measures following further FCA's Guidance on Support for Consumer Credit and Overdraft Customers along with mortgage customers guidance extending the period customers can access further payment holiday
–Implemented processes to support customers including creating the Financial Support Centre of Excellence and SME support to ensure we continue to drive fair and consistent outcomes, whilst managing the increased inflow of customers impacted by Covid-19, with further investment in people and technology
–Took steps to maintain appropriate monitoring and surveillance capability for our market and customer facing staff working from home due to Covid-19
–Continued to manage technological change and increased digitalisation in line with regulatory initiatives
–Delivered change to meet the evolving regulatory landscape, including changes brought about by Payment Systems Regulator (PSR), EU Cross Border Regulation, Open Banking and PSD2, and the FCA Consumer Protection Agenda, and
–Continued to prepare for the transition from LIBOR to risk-free rates at the end of 2021, including planning for customer communications and recognition of potential conduct risks.
Following the launch of the Contingent Reimbursement Model, a voluntary code of practice to deal with authorised push payment fraud, we agreed along with seven other banks to a funding loan for no-blame cases. We continue to engage with the industry and authorities, giving input and support to embed the code.
Like all UK banks, we continue to see a demanding regulatory agenda focused on addressing customer detriment, price regulation and vulnerability. Conduct risks will rise in the near- and medium-term as banks deal with a large number of personal and business borrowers impacted by the Covid-19 pandemic. When implementing regulatory change, we focus on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity. We expect all our staff to take responsibility for managing risk through our I AM Risk programme.
Accounting position
For more on our provisions, see Note 29 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 31 to the Consolidated Financial Statements.

In 2020, we recognised that many of our customers who would normally use a branch for their day-to-day banking might be shielding at home during the Covid-19 pandemic, and we wanted to reach out to them and check on their wellbeing – both personal and financial. We launched our Reaching Out initiative, focused around calling those customers who regularly visit our branches. The calls were about customer wellbeing, with informal conversations focused on checking the customer was coping okay and reassuring them that we were available to help if they needed some support.
For our customers who felt isolated, it was an opportunity to simply have a chat with a familiar voice, while for others it was an opportunity to ask about the different ways they could still access cash and do their banking. As part of the calls, colleagues also took the opportunity to remind customers of the importance of not sharing personal information over the phone.
This initiative involved the collaboration of our charity partners at Age UK and Alzheimer’s Society, who welcomed this type of proactive contact. The reaction from both colleagues and customers was overwhelmingly positive with many stories of how customers reacted to our calls and from colleagues who felt enormously proud taking part in this activity.

Protecting vulnerable customers
Santander UK Group Holdings plc    171

Annual Report 2020 | Risk review

Operational risk

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events.
In this section, we explain how we manage operational risk, with a focus on our top three key operational risks. In 2020, these consisted of Cyber, Change and transformation, and People. The classifications were enhanced in the year, driven primarily by the impacts of the Covid-19 pandemic.
We also describe our operational risk event losses and developments in the year, and give some insight into how we have demonstrated operational resilience as an organisation in response to Covid-19.
Key metrics Operational risk losses (over £10,000, and excluding PPI) increased by 51%

OUR KEY OPERATIONAL RISKS
Operational risk is inherent in our business. As a result, we aim to manage it down to as low a level as possible, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service and regulatory obligations. These events can include product mis-selling, fraud, process failures, system downtime and damage to assets or external events.
Our top three operational risks are:

Key risks	Description
Cyber
We rely extensively on the use of technology to support our customers and to run our business. This includes internal platforms, such as our core banking systems, mortgage platforms, telecommunications, remote working and finance systems, and customer-facing platforms such as our mobile app and online banking websites. The use of technology and the internet have changed the way we live and work, and the Covid-19 pandemic has further evidenced the reliance on technology. While technology allows us to develop and improve the way we serve our customers, it is critically important that we protect our customers’ information and provide them with a secure environment in which to deal with us, especially when the threat from cyber criminals is so prevalent and more sophisticated than ever.
Failure to protect the data assets of Santander UK and its customers against theft, damage or destruction from cyber-attacks could cause operational disruption, breach of data security or regulations, negative customer outcomes, financial loss or reputational damage. Even small periods of disruption that deny access to our services can erode our customers’ trust in us. This applies not only to our own systems but also to those of our third-party providers and counterparties in the market. The value of the data itself, especially the personal details of customers and employees, has increased considerably and is a core focus of cyber criminals along with systems, such as payments and ATM networks, that enable the monetisation of cyber system breaches. It is therefore critical that we are resilient to cyber-attacks and can withstand and quickly recover from those events should they occur.

Change and transformation
We have to constantly change to keep up with an increasing pace of change in technological innovation, evolving business models and the competitive landscape. A key part of our business strategy is to develop and deliver new banking products and services, while making our processes and systems more efficient and resilient. Third party involvement is increasing as part of this strategy.
We are also implementing a large number of changes to keep up with the latest regulatory and legal requirements, impacting all areas of our business. There is more on this in the ‘Conduct and Regulatory Risk’ section.
The scale and pace of our plans, and the potential compounding effect of various changes happening at the same time, increases our operational risk. These changes could have financial, customer, reputational and regulatory impacts if we do not manage them properly.

People	People risks include all risks related to employees and third parties working for us, covering resource management, health, safety and wellbeing and employee relations. These have collectively increased in significance to become a top risk for the bank driven primarily by the Covid-19 pandemic. The majority of non-branch employees have been working from home since pandemic restrictions were first introduced by the UK Government, and most will continue to do so for some time. This has raised potential impacts on mental wellbeing and ergonomic risks. In addition, as the bank transforms itself, the significant level of organisational change may cause disruption for employees. As we develop our working practices and adapt to changing circumstances, people impacts and risks continue to be key considerations.
We remained operationally stable throughout the periods of UK Government and regionally-imposed Covid-19 restrictions in 2020 by redeploying the majority of our non-branch workforce from working in an office to working from home (WFH). We achieved this by quickly increasing our capacity for staff to work remotely fivefold and by improving the resilience of our connectivity solution. We have invested significantly in controls and other mitigants to support WFH arrangements including: enhanced monitoring of employees’ transactional activity, the distribution of circa 6,000 items of office equipment to support home working, the implementation of an intranet-based Coronavirus Support Hub for all employees, and remote working mandatory training. We also conduct ongoing health trackers and feedback surveys. Spare employee capacity has been reassigned to assist operational hotspots such as enabling branch employees to support customer contact centres via the ‘Voice in Branch’ initiative, and the establishment of a Financial Support Centre to help customers coming to the end of a payment holiday or furlough arrangement. We successfully implemented changes to products and processes generated by the UK Government’s Covid-19 support schemes and have delivered to desired deadlines. Where roles could not operate from home, or on-site training/coaching was required, we have transformed our Head Office sites into Covid-19 safe environments with temperature checks, health questionnaires, screens, signage, and one-way systems. Working locations and arrangements for employees not based in branches will remain the same until the start of May 2021, when we will again review the situation.
Following the UK’s exit from the transition period on 31 December 2020, we continue to focus on assessing the potential impacts of the new Trade and Cooperation deal on our customers and our business. Our Brexit Planning was developed on the basis of a ‘no deal’ scenario and remains relevant, as the initial agreement with the EU mainly relates to goods and does not cover financial services in any significant detail, as expected. Therefore we continue to manage with reference to those plans, as the new relationship with the EU evolves, which address a number of areas requiring cross-divisional communication including: financial markets infrastructure, cross-border data flows, international payments, third-party service, cyber risk, operational resilience, and internal and external stakeholder communications.
172    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Operational risk
Our Brexit planning continues to be overseen by the Board and the Senior Management Committee (SMC). Our Brexit Working Group consists of senior representatives from across the business and support functions, who meet regularly and escalate areas that require further focus and attention to the Board and the SMC.
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
In 2020, we responded to the UK regulators’ Consultation Papers (CPs) on building operational resilience in the financial services sector issued in December 2019. We have since been actively engaged in industry collaboration groups and with UK Finance to support the development of operational resilience best practice. We also conducted a pilot to assess our operational risk and resilience-related practices against the CPs' requirements. We are developing an enhanced set of activities to support a new target operating model to further strengthen our capability to deliver operations through disruption. We have started a programme of work to deliver these enhancements through 2021 and 2022 as well as to address the regulatory requirements which are due to be issued in Q1 2021.
Banco Santander aims to cut total carbon emissions by 46% between 2019 and 2025. In order to support the transition to a low carbon economy and minimise the environmental impact of our energy use, we are committed to continual improvement in the energy performance of our property operations. We maintain ISO 50001 energy management systems in all head office buildings, and we set annual energy reduction targets to drive improvement in energy performance. Our Operational Risk Framework requires that all business units consider the impact of risks related to climate change in their risk management processes.
OPERATIONAL RISK MANAGEMENT
Risk appetite
We set our operational risk appetite at a Santander UK group level and we express it through measures approved by the Board. These include risk statements and metrics set against our principal non-financial risk loss event types. We cascade our appetite across our business areas by setting out clear lower level triggers, qualitative parameters and quantitative thresholds. We monitor our risk profile and performance against the risk appetite under several Principal Risk Areas, and we also have processes to enable us to identify, manage and escalate risks and events, and our governance requires us to mitigate or accept all identified risks.
Coverage across the seven CRD IV loss event types is comprehensive and aligns to principal risk areas approved by ERCC. As a result, we have specific embedded monitoring and measurement of our operational risks, including our top three operational risk types which are as follows:
–Cyber: We have a comprehensive set of Risk Appetite statements and metrics which have been agreed by the Board, and which allow us to measure our cyber risk. We have defined statements and metrics with key subject matter experts in our Cyber and IT teams, and we incorporate Banco Santander group principles and standards, regulatory requirements and industry best practice, where applicable.
–Change and transformation: Change is one of our risk appetite areas of focus, ensuring we can specifically monitor risk appetite in relation to Change via a clearly defined suite of statements and metrics. Consideration of Change risk appetite is embedded within our project risk governance methodology, as part of the approval of every project’s Business Case. We specifically monitor Change risk related to Regulatory change initiatives via statements and metrics. We also consider Change risk within our IT & Cyber Risk appetite to address obsolescence considerations as part of our change agenda, and as part of our third party risk appetite, in line with their increasing involvement in Change and Transformation related activities.
–People: We have People-related Risk Appetite statements and metrics which have been agreed by the Board. We use these to measure our People risk, including the well-being of our employees, and to inform employee relations and engagement. We employ subject matter experts in our HR function to help us to monitor and manage our people risk. Formal actions are required to address and mitigate any measures which are reported out of tolerance. We communicate, action, and escalate, as needed, any material issues to the Board.
Risk measurement and mitigation
The key components of the operational risk toolset we use to measure and mitigate risk are:

Operational risk toolset	Description
Operational risk and control assessments	Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite. They also ensure that we prioritise any actions needed. Every area has to identify their risks, assess their controls for adequacy and then accept the risk or formulate a plan to address any deficiencies. We also use operational risk assessments and project risk rating tools as essential elements of our change risk management.
Risk scenario analysis	We perform this across business units. It involves a top down assessment of our most significant operational risks. We have a set of scenarios that we review and update each year. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to address any issues.
Key indicators	Key indicators and their tolerance levels give us an objective view of the degree of risk exposure or the strength of a control at any point in time. They also show trends over time and give us early warning of potential increasing risk exposures. Of primary importance are business-wide risk appetite indicators which measure our adherence to our defined risk appetite statements.
Operational risk losses	Our operational risk loss appetite sets the level of total operational risk loss (expected and unexpected) in any given year (on a 12-month rolling basis) that we consider to be acceptable. We track actual losses against our appetite, and we escalate as needed.
Operational risk event management	Operational risk events occur when our controls do not operate as we planned and this leads to customer impact, financial loss, regulatory impacts and/or damage to our reputation. We have processes to capture and analyse loss events. We use data from these processes to identify and correct any control weaknesses. We also use root cause analysis to identify emerging themes, to prevent or reduce the impacts of recurrence and to support risk and control assessments, scenario analysis and risk reporting.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

Santander UK Group Holdings plc    173

Annual Report 2020 | Risk review

We mitigate our key operational risks in the following ways:

Key risks	Risk mitigation
Cyber	Protecting our customers, systems and data remains a top priority for us. Online security and data breach stories, along with many reports of scams and online fraud, continue to feature in the press. All organisations, including banks, are in an ongoing race to keep ahead of criminals who are becoming ever more sophisticated and destructive in their approach. Criminals persist in attempts to deny our customers access to our digital channels, target online services and data, or steal online credentials and appropriate funds by various methods, including social engineering.

We continue to enhance our resilience to cyber disruption as our Security and Information Technology teams continually identify and assess technological risks. They are guided by standardised, industry-leading control frameworks to ensure that we remain within our operational risk appetite. We measure the maturity of our controls in terms of their design and effectiveness and when combined with our cyber threat intelligence, we use it to define and prioritise our programmes of mitigation. We have processes to capture and analyse events from our security systems that drive escalation processes as needed. We operate a layered defence approach to cyber risk which we test and assess continually to ensure that it addresses the prevailing threats. Our comprehensive approach to validating our controls includes tests designed to replicate real-world cyber-attacks with test findings driving our ongoing improvement plans. As part of this, we participate in industry wide cyber security stress tests, such as CBEST, through to weekly cyber testing of our internet facing digital services that enables us to compare against our peers.

But keeping our systems secure is a bank wide responsibility and we continue to enhance our training programmes for employees to support this. We have Board-level expertise and supervision in cyber security matters to ensure robust monitoring and challenge. We also have targeted training for Board members and senior management and other employees who may be singled out by criminals, such as those facilitating payments. New cyber security training ensures that everyone understands the threats we face, and that we all have the expertise to spot emails from criminals and attacks on our systems. We continue to work with other banks as members of the Cyber Defence Alliance, where we share intelligence on cyber threats and effective strategies to counter them.

We campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of fraud. We use robust technology to protect our customers, in particular to look for anomalous behaviour or malicious software on customer devices, and we continually invest in the fight to counter scams. As part of this, we run customer education campaigns, and we offer advice through our online security centre.

There have been no material security breaches to date, and we are highly vigilant at all times. We have a cyber insurance policy to provide us with immediate response to assess and control the impact of a breach.

Analysis of our security posture drives an ongoing discussion about cyber risks across the business. This includes individual business areas who must include cyber risk when they make business continuity decisions. We also use maturity assessments and both internal and external threat analyses. Our cyber security experts assess our overall security posture and make recommendations to both management and Risk fora on a monthly basis, with onward reporting to the Executive Committee, ERCC, BRC and Board at least twice a year.

Change and transformation
We are constantly changing to maximize technological innovation, evolve business models and give our customers the best possible service. This includes the introduction of new third-party suppliers, the adoption of new technologies and business models, organisational changes, and dealing with legacy systems and processes. Our operational risk exposure increases when we make changes, and the risks can compound when several changes happen at the same time. The scale of change that we are currently planning and managing is unprecedented for us.
In order to support the constant need for change whilst minimising the operational risk, we review:
–The risk management of individual projects
–The risk management of the aggregate change from our portfolio of projects
–Our capacity and capability to deliver the overall change agenda.
For individual projects, our Change risk management process starts with an early assessment of the change impact using the Project Risk Rating (PRR) tool, which determines the level of subsequent risk management required. Projects with higher change impacts are required to track risks and mitigating actions using the Operational Risk Assessment (ORA). Operational risks for all material changes in each new project, product and supplier are assessed before they are allowed to go ahead. At the portfolio level, we monitor our portfolio for concentrations of change which can compound a risk or place high demands for our teams to deliver several changes at once. In terms of our overall capacity and capability, we constantly recruit, train and upskill more dedicated project managers to support the delivery of our overall change agenda. We track and monitor the number of regulatory projects with a red risk status (under our Transformation Office's Execution Risk Management Framework). We give priority to our regulatory change projects for funding and delivery.
Our Risk and Control Self-Assessment (RCSA) captures the risks related to Change and Transformation that are identified by the business, alongside an assessment of the effectiveness of the controls, and the residual risk exposure. We log any operational risk events that occur and escalate them through our operational risk Santander Early Escalation Notification (SEEN) process.

People	We mitigate the People risks associated with wellbeing impacts of Covid-19 and the remote working environment using virtual meeting tools and keeping-in-touch schemes. We also provide regular communications and other support. We are also aware that extended remote working arrangements may increase ergonomic risks; we are mitigating such risks through Occupational Health Service support and assessments for individuals where these are appropriate. We launched a ‘Coronavirus Hub’ in April 2020, to support employees and people managers during this challenging time. We track and monitor all related indicators, with a focus on those with red risk status. All significant people-related change initiatives must have Operational Risk Assessments conducted. We have processes to capture and assess people-related events, as well as operational risk indicators in place to measure the ongoing People risk profile of our business.

Risk monitoring and reporting
Reporting is a key part of how we manage risk. It ensures we identify, escalate and manage issues on a timely basis. We can identify exposures through our operational risk and control assessments, risk scenario analysis, key indicators, operational risk assessments and incidents and events. We report exposures for each business unit through regular risk and control reports. These include details of risk exposures and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our customers, reputation or finance by reporting them to key executives and committees.
We use The Standardised Approach (TSA) for Pillar 1 operational risk capital needs. We use an internal model aligned to the CRD IV advanced measurement approach to assess our Pillar 2 capital needs.
We have a crisis management framework that covers all levels of the business. This includes the Board, Executive Committee, senior management and business and support functions. Our framework identifies possible trigger events and sets out how we will manage a crisis or major incident and we test it at least annually. If an event occurs, we have business continuity plans in place to recover as quickly as possible and we undertake post incident reviews to ensure any learnings are taken forward. These are aligned with our key customer journeys and delivery of critical IT services.

174    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Operational risk
Cyber
We base our monitoring and reporting on the metrics and operational dashboards in our cyber security and IT functions. Our Cyber Threat Unit and experts carry out analysis in the worldwide Santander Security Operations Centre in Madrid. We use a wide range of key risk indicators, threat intelligence reports and results from security testing to identify improvements to our cyber defences. Our operational teams, with input from Risk, review these trends and steer management activity where required.
We also formally track our cyber and technological risks against our risk appetite through a monthly risk control forum. Part of the forum’s remit is to identify changes in risk posture and to inform senior risk committees of any significant changes. Issues such as technological obsolescence and the challenges in keeping our technologies free from known vulnerabilities, are examples of where a metric-driven approach to reporting through our risk management frameworks has led to proactive mitigation of risk.
Change and transformation
We monitor and report Change and Transformation risks by reviewing the project PRR and ORA, both for individual projects and at a more aggregated level. In addition, we monitor and report Change and Transformation risks in the relevant governance stream for the type of change. For example, products, services and technological changes have specific governance with their own operational risk reporting requirements. We report an aggregated view of change risk by every business division, at least each quarter, using our Non-Financial Risk Dashboard. We capture risks related to change and transformation identified by the business in our RCSAs, and we report operational risk events related to change using the SEEN process. We oversee Change and Transformation, including the related risks, through our Transformation Dashboard, which is regularly reviewed by the Board.
People
We formally track our People risk profile against our risk appetite through our monthly HR Risk and Control Forum and other Risk Governance Fora. We use key risk indicators to support our monitoring activity and we report them to this Forum. We escalate any significant risks, or changes in the risk profile, to the relevant senior risk committees and the Board where appropriate. We report a monthly aggregated view of People risk in terms of sickness absence, wellbeing and attrition. We use the results of regular wellbeing surveys to help drive our areas of People focus.
OPERATIONAL RISK REVIEW
Operational risk event losses
The table below shows our operational losses in 2020 and 2019 for reportable events with an impact over £10,000, excluding conduct risk events (which we discuss separately in the ‘Conduct and regulatory risk’ section), by CRD IV loss event types. We manage some of these risks using frameworks for other risk types, including regulatory and financial crime risk even though we report them here.

	2020		2019
	Value %	Volume %	Value %	Volume %
Internal fraud	1	—	—	—
External fraud	58	89	30	80
Employment practices and workplace safety	1	1	—	—
Clients, products, and business practices	34	3	39	6
Business disruption and systems failures	1	—	2	1
Execution, delivery, and process management	5	7	29	13
	100	100	100	100

2020 compared to 2019
In 2020 we did not experience any material operational risk losses. Aligned to the rest of the industry, we experienced an increase in Push Payment fraud volumes and losses with external fraud now accounting for 59% of all losses over £10,000. In addition, provisions were raised to cover customer remediation programmes and associated costs. Overall, whilst we experienced an increased level of loss against 2019, the level remained comfortably within our forecast and 2020 risk appetite.
Cyber
We rely extensively on the use of technology to support our customers and to run our business. This includes internal platforms, such as our core banking systems, mortgage platforms, telecommunications, remote working and finance systems, and customer-facing platforms such as our mobile app and online banking websites. The use of technology and the internet have changed the way we live and work, and the Covid-19 pandemic has further evidenced the reliance on technology. Technology and the internet allow us to develop and improve the way we serve our customers. It is critically important that we protect our customers’ information and provide them with a secure environment in which to deal with us, especially when the threat from cyber criminals is so prevalent and more sophisticated than ever.
As such, information and cyber security remains a top risk and a priority. We experienced no notable information and cyber security incidents in 2020. Cyber threats continue to increase and evolve in sophistication as criminals seek new ways to monetise their efforts. Externally in 2020, we saw a large increase in ransomware attacks across all sectors and we expect this trend to continue. As a result, we continue to review and enhance our ransomware controls based on the latest intelligence. We actively work with peers in the Cyber Defence Alliance to share threat intelligence, expertise and experience to help identify common features of cyber-attacks and effective mitigation strategies.
Covid-19 related cyber activity has so far had limited impact on the finance sector. There has been a notable increase in Covid-19 phishing lures reaching our staff, however our technical controls and awareness training have provided strong mitigation. We also monitor a range of other common cyber threats including attacks on payment systems, ATM networks and third-party suppliers, where insider threat and network intrusion are the most common methods of attack. We have taken mitigating action against these threats including deploying a cyber threat intelligence platform, increased intelligence through chairing the Geopolitical Financial Services working group and enhancing online service access construction to further strengthen our resilience against Distributed Denial of Service attacks. Our cyber transformation programme continues to enhance our control environment and ensures we deliver secure products and solutions for our customers and the communities we serve. We also continue investing to maintain the right skills and resources to manage information and cyber security risk effectively across all our lines of defence.

Santander UK Group Holdings plc    175

Annual Report 2020 | Risk review

Change and transformation
Following a substantial review of our portfolio of change in 2019, we set up a transformation programme (Transforming for Success) to transform us into a digital bank that serves our customers and colleagues with improved customer journeys and colleague experiences. This was accompanied by the launch of an updated project governance framework, known as One Governance, and the implementation of a new project governance tool (Wave) by the COO division in Q4 2020, to further strengthen project planning and prioritisation, cost discipline and risk management. One Governance and Wave bring all Santander UK plc group project portfolios under one unified system environment, and embed risk requirements within the project governance system workflow for the first time. The key risk requirements are the Project Risk Rating (PRR), the Executive Risk Summary (ERS) and the Operational Risk Assessment (ORA). The PRR enables us to identify the risk profile of initiatives at the earliest opportunity, prioritising subsequent risk management for higher-risk initiatives. The ERS provides a ‘live’ summary of key risks related to an initiative’s business case for senior management, supporting the funding decision and then throughout the project lifecycle. The ORA captures a more detailed assessment of an initiative’s risks, relevant controls and mitigating actions, tracking them through execution to closure. We continue to refine our operational risk management methodology, particularly to support the shift away from traditional ‘waterfall’ funding models to more iterative funding approaches and agile development.
People
As noted above, people risk increased significantly in 2020, mainly driven by Covid-19. As the Covid-19 pandemic developed, we increased our focus on people-related issues to support and maintain colleague wellbeing through ongoing communications and bank-wide support. The results of regular Employee Surveys conducted throughout 2020 continued to reflect positive satisfaction levels. Notwithstanding this, the Covid-19 environment remains challenging, with a third lockdown in January 2021 accompanied by seasonal factors, likely to impact on mental health, fatigue and increased absence. We continue to adapt our strategy to allow for these factors, along with the potential impact on productivity. People risk is also compounded further by other factors including outsourcing activities, changes in operating models, and execution of future strategies, which we recognise need to be managed carefully.
LIBOR transition
Whilst the Bank of England and the FCA have recognised the challenges presented by Covid-19 to the industry-wide IBOR transition by adjusting some interim milestones, we have continued to make progress on this transition and remain on target to meet industry and regulatory deadlines. We are transforming key systems and processes to deal with the new risk-free rates. We expect some increase in operational risk in the transition as we embed new systems and processes, particularly as differing responses across jurisdictions may need multi-stage transitions for products with cross-currency dimensions. For quantitative information, see Note 43 to the Consolidated Financial Statements.
Data management
Data Management continues to increase in importance. We have invested and are making good progress with our ability to identify and manage key risks such as data quality. We have implemented a data governance model including a Senior Data Forum which reports to the SMC, Board Audit Committee and Board Risk Committee. We are also enhancing our data management architecture to better support our Digital Transformation strategy.
Operational resilience
The Bank of England, PRA and FCA published a consultation paper in December 2019 to help financial firms evolve their approach to operational resilience. The regulators recognised the Covid-19 impacts across the industry in early 2020 and extended the time to respond to the paper by six months to the end of October 2020 to allow lessons learnt from the Covid-19 pandemic to be considered in the final regulations due to be published in H1 2021. They expect firms to assume disruptive operational incidents will occur, and be able to show that they can withstand, absorb, recover and manage these in a way which considers the needs of all affected parties. We are improving our operational resilience by enhancing our working from home capability as well as the operational risk and resilience framework and implementing a Board-approved strategy. This will focus on defining our key business services, providing enriched data, and mapping our end-to-end process dependencies. It will also set, approve and test the impact tolerances of our ability to provide those services to the limit. In addition to regulatory compliance, this will achieve business and operational benefits through a programme of work in 2021 designed to embed operational resilience in our Digital Transformation programme as well as day-to-day activities.

The key challenge in delivering the Covid-19 lockdown contingency solution was the rapid ramping up of our Remote Access Service (RAS) solution and deployment of IT equipment to allow the majority of our head office workforce to work from home.
We mobilised our Covid-19 response before the UK Government announced its lockdown restrictions in March 2020. Whilst the RAS technology was well understood and has been in use for many years, the pace with which the infrastructure needed to be upgraded to support the extra staff numbers meant we had to include multiple tactical technical solutions during the implementation. We prioritised staff performing critical activities for the deployment of IT equipment and we reallocated remote access licences to priority staff. In parallel, our Procurement team sourced additional laptops to replace office-based desktops. Over 7,500 additional laptops were purchased, configured and distributed to staff.
We reconfigured meetings and communications to operate over Microsoft Teams and the Outlook Web App to reduce our dependency on RAS for basic day-to-day operations. Our extended use of remote access to allow staff to operate outside of the office has been key to our Covid-19 response. Within a period of only a few weeks, we had 90% of our head office staff operating from home whilst the business remained operationally stable and able to maintain service to our customers.

Resilience in Covid-19
176    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Other key risks
Other key risks

Overview

In this section, we describe how we manage our other key risks and discuss developments in the year. Our other key risks are:
–Financial crime risk: the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, bribery and corruption.
–Legal risk: the risk of loss arising from legal deficiencies in contracts; failure to protect assets; failure to manage legal disputes appropriately; failure to assess or implement the requirements of a change of law; or failure to comply with law or regulation or to discharge duties or responsibilities created by law or regulation.

–Strategic and business risk: the risk of significant loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments.
–Reputational risk: the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.
–Model risk: the risk that the prediction of our models may be inaccurate, causing us to make sub-optimal decisions, or that a model may be used inappropriately.

FINANCIAL CRIME RISK
OUR KEY FINANCIAL CRIME RISKS
We are committed to conducting business in accordance with regulatory and legal requirements and the highest ethical standards. We believe that having a comprehensive and effective financial crime framework through policies, procedures, systems and controls to prevent and detect financial crime is a business imperative and a positive investment that protects us from legal, regulatory and reputational risks. Financial crime is a high priority risk for us. We recognise that financial crime activities can have a significant impact on our customers. Criminals use the financial system to launder the profits of illegal activity such as human trafficking and to fund terrorism. We may be adversely affected if we fail to effectively mitigate the risk that third parties or our employees facilitate, or that our products and services are used to facilitate financial crime. The bank wide anti-financial crime strategy (AFC) sets out the principles of ‘Deter, Detect and Disrupt’. We adopt a risk-based approach in line with UK and international laws and standards, and we work with government, law enforcement and the private sector to help meet our commitments and to inform our AFC strategy.
Our key financial crime risks are:

Key risks	Description
Money laundering	We are used by criminals to transform the proceeds of crime into seemingly legitimate money or other assets.
Terrorist financing	We are used by terrorists to deposit, distribute or collect funds that are used to fund their activity.
Sanctions	We do not identify payments, customers or entities that are subject to economic or financial sanctions.
Bribery and corruption	We fail to put in place effective controls to prevent or detect bribery and corruption.
Facilitation of tax evasion	We fail to put in place effective systems and controls to prevent the facilitation of tax evasion.

FINANCIAL CRIME RISK MANAGEMENT
Risk appetite
We are committed to complying with all applicable financial crime regulations and legislation that prevent Santander UK from being used to facilitate financial crime. Financial crime risk appetite is the level of financial crime risk we are prepared to accept in carrying out our activities. This is approved at Board level and disseminated across the business, with limits specified to control exposures and activities that have material concentration risk implications for us and the communities we are part of. Our customers and shareholders will be impacted if we do not mitigate the risks of Santander UK being used to facilitate financial crime. We seek to comply with applicable UK and international sanctions laws and other regulations and make sure our risk appetite adapts to external events. We have minimal tolerance for residual financial crime risk, bribery and corruption risk, and zero tolerance for sanctions. We require employees to act with integrity, due diligence and care, to those who breach our policy and regulatory requirements.
Risk measurement
We measure our exposure to financial crime risk regularly. Our AFC strategy along with frameworks sets the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of the business. It supports senior management in effective risk management and developing a strong risk culture. We screen and risk rate all our customers and monitor activity to identify potential suspicious behaviour. We complete ad-hoc reviews based on key trigger events. Our Financial Intelligence Unit assesses specific types of threat, drawing on data from law enforcement and public authorities.
Risk mitigation
We take a proactive approach to mitigating financial crime risk. Our financial crime risk frameworks are supported by policies and standards which explain the requirements for mitigating money laundering, terrorist financing, sanctions compliance risks, bribery and corruption, and facilitation of tax evasion risks. We update these regularly to ensure they reflect new requirements and industry best practice. We support our colleagues to make sure they can make the right decisions at the right time. We raise awareness and provide role-specific training to build knowledge of emerging risks.
Key elements of our financial crime risk mitigation approach are that we:
–Undertake customer due diligence measures for new and existing customers, which include understanding their activities and banking needs
–Conduct risk assessments of customers, products, businesses, sectors and geographic risks to tailor our mitigation efforts
–Ensure all our staff complete mandatory financial crime training and, where required, role-based specialist training
–Deploy new systems to better capture, analyse and act on data to mitigate financial crime risks
–Partner with public authorities, the Home Office and the wider financial services industry to pool expertise and data. We are also involved in partnerships such as the Joint Money Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.
Santander UK Group Holdings plc    177

Annual Report 2020 | Risk review

Risk monitoring and reporting
We use key risk indicators to monitor our exposure to financial crime risks, and we report all issues in a timely manner. We work closely with subject matter experts across the business on all risk management and monitoring activities alongside more effective communication of policy changes. Regulators around the world continue to emphasise the importance of effective risk culture, personal accountability and the adoption and enforcement of risk-based requirements and adequate internal reporting processes and procedures. We continue to develop and enhance our financial crime operating and governance model to ensure that our control environment evolves at pace, keeping up with new or amended laws, regulations or industry guidance.
We adhere to a strong governance and reporting schedule to our ERCC and Financial Crime Committee, including analysis of the risks on the horizon, key risk indicators and a directional indication of the risk profile. Throughout the year, management continued to update the risk committees on management and mitigation of financial crime risks including our activities to understand and address emerging challenges. We have introduced an enhanced set of financial crime risk indicators for effective risk reporting to senior management. We also regularly report to the Board Responsible Banking Committee on financial crime risk, the impact on the business and the actions we are taking to mitigate the risk.
FINANCIAL CRIME RISK REVIEW
2020 compared to 2019
In 2020, we continued to progress towards a more sustainable and effective strategic financial crime compliance approach. Engagement on the topic from senior management and the Board has remained high, proportionate to one of our top risks. We continued embedding our AFC strategy, policies, and improving training across the business in 2020, endorsed by senior management.
Our Board continued to support investment to improve improvements to systems and controls to increased efficiency through automation. We assigned investment to design and establish a Centre of Excellence to manage end-to-end financial crime operations, designed to develop a talented workforce with the right skill sets and cultural approaches. In 2020, we also set up the Control Acceleration Programme (CAP) to provide near-term risk mitigation and demonstrable evidence of enhancements to key controls. In 2020, we promoted the embedding of the AFC culture across the business by establishing a defined framework.
The financial crime landscape continued to be complex through 2020, with evolving regulatory and legal requirements, geo-political factors and changing criminal methods influencing the risks we face. In 2020, we updated our AML, Sanctions and Anti Bribery and Corruption (AB&C) policies and standards to ensure that all current external obligations are reflected appropriately, and we continued to proactively monitor external developments and with particular regard to post-Brexit requirements. We take a proactive approach to engagement with the FCA and HM Government, including through our participation in the Economic Crime Reform Program. This external engagement helps inform our internal policies and strategies.
We also continued to proactively participate in external partnerships of a more operational nature, including the Joint Money Laundering Intelligence Task Force. We built partnerships with Regional Organised Crime Units and with NGOs. These partnerships enabled us to learn more about emerging risks and turn these into alerts and intelligence briefings that are communicated to colleagues across the bank to support proactive prevention and detection of financial crime risks.

In 2020, we continued our focus on raising consumer awareness of fraud, with creative and eye-catching media campaigns designed to address current scam trends and grab people’s attention by delivering important messages in ways they wouldn’t expect.
In June 2020, we tackled ‘safe account scams’ by recreating the famous bubble bath scene from the film 'The Big Short' where Margot Robbie unlocks the jargon around financial terms. We used our own Robbie (former footballer Robbie Savage) to explain safe account scams - from a bathtub, of course! The video was shared by Robbie on his social media accounts and his posts were shared by a number of high profile footballers – which along with widespread media coverage, helped spread the word far and wide.
Later in 2020, we turned our attention to the issue of ‘investment scams’, a type of fraud that has seen a significant rise over the last year, with victims losing an average of £10,000. We created a campaign that aimed to ‘use rhymes to prevent financial crimes’ and commissioned poets Pam Ayres and Suli Breaks to pen the Santander Scam Sonnets. Each poet used real case studies of scams as the background to their poems which warned people what to look out for to avoid becoming the victim of an investment scam. Through wide-ranging media interviews and posts across social media, our poets helped share the message and keep people safe across the UK.

Raising fraud awareness

178    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Other key risks
LEGAL RISK
Legal risk includes the legal consequences of operational risk, such as breach of contract, and operational risk with legal origins, such as a legally defective contract. We manage legal risk as a standalone risk type to reflect the continued pace and breadth of regulatory change across financial services.
We define legal risk as losses or impacts arising from legal deficiencies in contracts or failure to:
–Take appropriate measures to protect assets
–Manage legal disputes appropriately
–Assess, implement or comply with law or regulation
–Discharge duties or responsibilities created by law or regulation.

Legal risk management	Description
Risk appetite	We should aim to make decisions and operate in a way that does not lead to legal risk. We apply robust controls to manage these risks and we have a low tolerance for residual legal risk.
Risk measurement	Due to the close links between our legal and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures have a legal risk impact.
Risk mitigation	The Legal teams provide specialist advice and support to all business units to ensure we effectively manage legal risk. They help to implement a strong legal risk culture throughout our business using guidelines, templates, policies and procedures and specific support on a product, service, transaction or arrangement basis and decide whether legal advice should be sourced internally or externally.
Risk monitoring and reporting	An internal legal risk reporting framework is in place to provide visibility of the Santander UK-wide legal risk profile. We provide regular updates of our key legal risks, issues or breaches, to senior management and the Board through our Legal & Regulatory Division. This is in addition to reports issued by the business.

2020 compared to 2019
Our legal risk profile remained heightened but broadly stable in 2020, reflecting the high number and value of legal risks that continue to be managed.
We prepared for the changes of law and regulation arising from Brexit, including compliance frameworks in relation to new and existing transactions or arrangements. We took into account the EU-UK Trade and Cooperation Agreement in relation to financial services and the lack of uniformity in legal and regulatory regimes in EEA member states in relation to products and services we provide, undertake or offer to EEA based customers. The measures we have taken remain under review as the post-Brexit regulatory landscape evolves.
Progress continues to be made through the LIBOR transition programme to manage the legal risks related to IBOR transition, with our accession to the ISDA fallback supplement protocol, successful consent solicitations in relation to outstanding debt securities and the development of plans to outreach to our CCB and CIB clients to effect amendments to affected contracts. Some of the legal risks related to LIBOR transition may be mitigated by powers proposed to be granted to the FCA under the Financial Services Bill to enable a ‘tough legacy regime’ using a synthetic LIBOR.
We have developed a third party supplier contracting standard, reflecting the EBA guidelines on outsourcing, to help us manage legal risks as part of our third party risk management framework. We have taken steps to address certain CCA and PSR related points and to complete the remediation of issues associated with failure to implement overdraft alerts as part of the Competition & Markets Authority Market Investigation Order.
Nevertheless, legal risks continued to emerge and develop throughout 2020. The Covid-19 pandemic and the measures taken by the UK Government and regulators to address it generated a range of legal risks, including in relation to the shift of our employees to mainly work from home, payment holidays and other forms of forbearance granted to our customers and the scope and requirements of the UK Government's Coronavirus Loan Schemes. Litigated PPI claim volumes continued to increase and there is evidence of claim management companies testing mortgage-related claims. Changes to the UK insolvency regime through the Corporate Insolvency and Governance Act 2020 and the introduction from May 2021 of moratoriums under the Breathing Space Regulations require assimilation by affected business units. We continue to identify, assess and manage the legal risks associated with implementing our transformation programme, including making sure that we reflect contractual terms and legal requirements in our systems and operating processes. We will continue to manage these risks in 2021.
In 2020, we put in place further oversight of external spend, and we continued to simplify and cascade our processes to drive even greater consistency and discipline. We expect further improvements in 2021 with the development and implementation of an automated legal spend tool. This will enable greater oversight and challenge of all legal spend across the Santander UK group.
STRATEGIC AND BUSINESS RISK
Strategic and business risk could impact our long-term success if it caused our business model to become out of date, ineffective, or inconsistent with our goals. This could arise if we:
–Have an incomplete picture of our environment, such as the economy, regulation, competitor activity and changes in technology and customer expectations
–Misjudge our capabilities, or ability to implement our strategy
–Pursue initiatives like acquisitions that do not fit with our business model or miss opportunities that we could benefit from.

Strategic and business risk management	Description
Risk appetite	We have a low to moderate appetite for strategic and business risk. This limits the risks we are prepared to take to achieve our strategic objectives and is aligned to our balanced, customer-centric business model.
Risk measurement	Our Board and senior management regularly review potential risks with our operations and plans to ensure we stay within our risk appetite.
Risk mitigation	We manage strategic and business risk by having a clear and consistent strategy that takes account of external factors and our own capabilities. We have an effective planning process which ensures we refine, strengthen, and adapt our strategy to reflect changes in the environment and other key risks and opportunities.
Risk monitoring and reporting	We closely track our business environment, including long-term trends that might affect us in the future. As part of this, we report a range of indicators. These include our KPIs as set out in the ‘Strategic report’.
Santander UK Group Holdings plc    179

Annual Report 2020 | Risk review

2020 compared to 2019
Our business environment is always changing, and this affects how we do business. The Covid-19 pandemic and UK national and regional lockdowns have been a significant challenge impacting the economic backdrop as well as our business operations and financial results. Our top priority throughout has been the welfare of our people, our customers and the communities in which we operate. We have adapted by supporting our customers with a range of measures such as payment holidays and UK Government's Coronavirus Loan Schemes, as well as enhancing online services and doing our utmost to continue to offer important services face-to-face, especially for our more vulnerable customers. The learnings we take from the crisis will help us to become even more agile, efficient, and responsive to the needs of our customers, and enable us to emerge as a stronger and more resilient bank.
Competitive pressures remained high in 2020, mainly from established players, but new technology-led entrants could disrupt the market in the longer term. We expect these trends to continue in 2021, but we believe our customer-focused business model and strategy, and our adaptable and innovative approach, will support our continued success.
Overall, we remain focused on customer loyalty, simplification, improved efficiency, and sustainable growth as we continue to transform the business for success. This will enable us to meet the changing needs of our customers and deliver improved returns over the medium-term. For more on this, see the ‘Strategic report’.
REPUTATIONAL RISK
Our key reputational risks arise from both internal and external factors. Failures in corporate governance or management, failing to treat our customers fairly, the actual or perceived way we do business, and the sectors and countries we deal with can impact on our reputation. We also consider how our clients and those who act for us conduct themselves, and how business is conducted in our industry.
External factors which can include the macro environment and the performance of the sector must be considered. In 2020, both these elements were significantly impacted by the Covid-19 pandemic and the response of the UK government to support the economy. Sustained damage to our reputation could have a material impact on our ability to operate fully. In turn, this could affect our financial performance and prospects. Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Reputational risk management	Description
Risk appetite	We have a low appetite for reputational risk, which is agreed by the Board at least each year. We express it in terms of the risk measures set out below.
Risk measurement	We assess our exposure to reputational risk daily. We base this on expert judgement and analysis of social, print, and broadcast media, and the views of political and market commentators. We also commission independent third parties to analyse our activities and those of our UK peers to identify significant reputational events, or a prolonged decline in our reputation and any sector level or thematic issues that may impact our wider business. We also measure the perception of Santander UK amongst key stakeholder groups through regular interactions and perform annual reviews of staff sentiment. We review our reputation daily through media and political interactions and updates, and through weekly reputation reports from an external supplier.
Risk mitigation	Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product assessments. Our Corporate Communications, Legal and Marketing team helps our business units to mitigate the risk and agree action plans as needed. They do this as part of their role to monitor, build and protect our reputation and brand.
Risk monitoring and reporting	We monitor and report reputational risks and issues on a timely basis. Our Reputational Risk Forum reviews, monitors and escalates to Board level key decisions on reputational risks. It also has regular and ad-hoc meetings to discuss the risks we face. We escalate them to the ERCC and Board Responsible Banking Committee, as needed. Our Corporate Communications, Legal and Marketing teams also reports regularly to our Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.

2020 compared to 2019
In 2020, our key reputational risks lay in our response to the Covid-19 pandemic. To manage this, we regularly and proactively shared information with key external stakeholders on the numerous actions we took to support customers, colleagues and communities over the course of the year. Particular areas of external focus included our provision of payment holidays for customers, our participation in the UK Government's Coronavirus Loan Schemes for businesses and our ability to provide daily services from the branch network, contact centres and our online platforms.
We also worked to manage the impact of the UK’s departure from the EU and the end of the transition period. We developed communications for our customers to advise them on any potential impact from Brexit to the products and services they enjoy, at the same time as giving reassurance on our ongoing commitment to serving the UK.
Our Reputational Risk Forum continued to meet regularly to discuss our emerging and material risks, bringing together senior representatives from across the business, alongside the use of our formal Reputational Risk Register. This ensured that reputational risk is a leading consideration with the ERCC and the Board Responsible Banking Committee. This maintains the visibility and discussion of reputational risk issues at Board level.

180    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Other key risks
MODEL RISK
Models typically analyse data to look for relationships, formulating a methodology with a set of assumptions and parameters. Generally, we consider a model to be any method that relies on assumptions to produce estimates of uncertain outcomes. Our key model risks arise from weaknesses and limitations in our models, or the incorrect use of a model. They include risks stemming from model data, systems, development, performance and governance. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests. Increased regulatory standards influence how we manage and control model risk. During 2020, we significantly enhanced our Capital Adequacy models to ensure they comply with these new regulatory standards. The Covid-19 pandemic impacted our models so we put in place additional levels of monitoring to ensure they remain fit for purpose. In order to calibrate models based on the new macroeconomic variables as a result of Covid-19, where applicable we use post model adjustments until the variables are built into our models.

Model risk management	Description
Risk appetite	We express our model risk appetite through risk assessments of our key risk models. The Board is asked to agree this at least each year.
Risk measurement	We consider both the percentage of models that have been independently assessed, and the outcome of those reviews, in how we measure model risk. All models have several assumptions and in general the more limitations we have for those assumptions, the higher the levels of uncertainty and therefore model risk.
Risk mitigation	We mitigate model risk through controls over how we use models throughout their life. We maintain a central model inventory that includes data on owners, uses and model limitations. We assess how important each model is to our business, and we track and resolve actions from independent reviews. We also maintain a clear approval path for new models and changes to existing models.
Risk monitoring and reporting	We report model risks and issues using management and control forums. We escalate issues to the ERCC when needed, or if our risk appetite is breached or showing adverse trends that could lead to future issues.

2020 compared to 2019
We maintain a risk-based approach to management and control. For example, we focus independent model reviews on our more material models, such as those for credit losses or those with specific regulatory standards defined.
We continue to assess both the short-term and medium-term impacts to our models due to the Covid-19 pandemic. We have created a taskforce focusing on models and data to ensure that data is captured robustly and that any required model changes are approved by the appropriate authority. Government-led schemes and initiatives such as mortgage payment holidays and bounce back loans will affect the data that feeds into our scoring and rating models, moreover, the significant changes observed within the macroeconomic environment could affect those models we use for stress testing and provisioning. Whilst all models need active monitoring, the Covid-19 pandemic has resulted in some models requiring closer and more frequent oversight to ensure their performance remains acceptable. The current unprecedented environment means that models are often working outside of normal parameters, and so are likely to require more overlays and post-model adjustments.
The redevelopment of the suite of regulatory capital models to account for new regulations is a key model project. This focuses on several regulations across the PRA and the ECB including the Hybrid Philosophy for Secured Residential Real Estate and the new Definition of Default requirements. Whilst several models were rebuilt in 2020 and submitted to the regulators for review, the regulatory change agenda for 2021 is significant.
Furthermore, we continue to enhance our suite of models used for IFRS 9 and stress testing purposes, ensuring alignment with the PRA regulatory policy and supervisory statement on stress test models.
Our plans for migration away from models using LIBOR are progressing well with more than 50% of models already updated. Further work is expected to take place in 2021 to support the transition, including new model developments and amendments to existing models.
Due to our minimal traded activities, we are not impacted materially by the Fundamental Review of the Trading Book.
Santander UK Group Holdings plc    181

Annual Report 2020 | Financial review

Financial review
	Contents
Critical factors affecting results	Income statement review	183
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
Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in ‘Critical Judgements and Accounting Estimates’ in Note 1 to the Consolidated Financial Statements.	Summarised Consolidated Income Statement	183
	Profit before tax by segment	184
	Balance sheet review	185
	Summarised Consolidated Balance Sheet	185
	Customer balances	187
	Cash flows	188
	Summarised Consolidated Cash Flow Statement	188
	Capital and funding	189
	Liquidity	189
	Selected financial data	190

182    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT

	2020	2019
	£m	£m
Net interest income	3,437	3,295
Non-interest income(1)	521	875
Total operating income	3,958	4,170
Operating expenses before credit impairment losses, provisions and charges	(2,487)	(2,526)
Credit impairment losses	(645)	(220)
Provisions for other liabilities and charges	(274)	(443)
Total operating credit impairment losses, provisions and charges	(919)	(663)
Profit before tax	552	981
Tax on profit	(114)	(272)
Profit after tax	438	709

Attributable to:
Equity holders of the parent	402	672
Non-controlling interests	36	37
Profit after tax	438	709
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £158m in 2020 and £319m in 2019. See ‘Alternative Performance Measures’ for details and reconciliation to the nearest IFRS measure.
A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.
2020 compared to 2019
Profit before tax was down 44% to £552m and adjusted profit before tax(2) was down 45% to £710m due to the factors outlined below. By income statement line item, the movements were:
–Net interest income was up 4%, with repricing actions on the 1I2I3 Current Account and other deposits offsetting base rate cuts and back book mortgage margin pressure, including £1.8bn net attrition on SVR and Follow on Rate products (2019: £3.9bn). When adjusted for the £44m one-off impact of the accounting adjustment (for details, see 'Revenue recognition - Interest income and expense' in the Accounting policies in Note 1 to the Consolidated Financial Statements), net interest income(2) was up 3%.
–Non-interest income was down 40%, with significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts. When adjusted for £92m of operating lease depreciation,non-interest income(2) was down 43%.
–Operating expenses before credit impairment losses, provisions and charges were down 2%, with efficiency savings, and lower variable pay accrual. When adjusted for £92m operating lease depreciation, £113m of transformation programme costs and £24m of expenses in H120 as a result of Covid-19, operating expenses(2) were down 5%.
–Credit impairment losses were up £425m to £645m. This includes £448m arising from changes to economic scenarios and weights, the staging reclassification of certain loans, payment holidays and other Covid-19 management judgement overlays. Portfolio performance remains resilient with low write-offs and deterioration seen only on a few single name corporate cases.
–Provisions for other liabilities and charges were down 38% to £274m, largely due to the absence of an additional PPI charge, lower transformation restructuring charges and a release of other conduct provisions related to the sale of interest rate derivatives (IRD). This was partially offset by a previously reported regulatory and other provision in our Retail Banking business. When adjusted for transformation restructuring charges (2020: £65m, 2019: £105m), PPI charges (2020: nil, 2019: £169m) and regulatory and other provisions (2020: nil, 2019: £10m), provisions(2) were up £50m with higher non-conduct remediation charges, as well as the non-repeat of 2019 property provision releases..
–Tax on profit decreased £158m to £114m The 2020 Effective Tax rate (ETR) of 20.7% is lower (2019:20.7%) primarily as a result of 2019 non-allowable conduct charges which were not repeated in 2020, partially offset by adverse movements in deferred tax.
Please refer to the Financial review section of our Annual Report on Form 20-F for the year ended 31 December 2019, filed with the US Securities and Exchange Commission on 8 March 2020 for a comparative discussion of 2019 financial results compared to 2018.
Santander UK Group Holdings plc    183

Annual Report 2020 | Financial review

PROFIT BEFORE TAX BY SEGMENT
The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 2 to the Consolidated Financial Statements.

	Retail Banking(2)	Corporate & Commercial Banking(2)	Corporate & Investment Banking(2)	Corporate Centre(2)	Total

2020	£m	£m	£m	£m	£m
Net interest income/(expense)	3,105	364	55	(87)	3,437
Non-interest income(1)	375	93	68	(15)	521
Total operating income/(expense)	3,480	457	123	(102)	3,958
Operating expenses before credit impairment losses, provisions and charges	(1,913)	(316)	(114)	(144)	(2,487)
Credit impairment losses	(308)	(294)	(7)	(36)	(645)
Provisions for other liabilities and (charges)/releases	(175)	(12)	(10)	(77)	(274)
Total operating credit impairment losses, provisions and charges	(483)	(306)	(17)	(113)	(919)
Profit/(loss) before tax	1,084	(165)	(8)	(359)	552

2019
Net interest income/(expense)	2,827	422	62	(16)	3,295
Non-interest income(1)	691	109	70	5	875
Total operating income/(expense)	3,518	531	132	(11)	4,170
Operating expenses before credit impairment losses, provisions and charges	(1,980)	(324)	(130)	(92)	(2,526)
Credit impairment (losses)/releases	(156)	(45)	(22)	3	(220)
Provisions for other liabilities and charges	(290)	(22)	(16)	(115)	(443)
Total operating credit impairment losses, provisions and charges	(446)	(67)	(38)	(112)	(663)
Profit/(loss) before tax	1,092	140	(36)	(215)	981
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2) The segmental basis of presentation has changed following a management review of our structure and segmental income statements and customer balances for 2019 have been restated accordingly. See Note 2 to the Consolidated Financial Statements.

2020 compared to 2019
–For Retail Banking, profit before tax decreased 1%, with an increase in credit impairment charges largely due to Covid-19, partially offset by an increase in net interest income largely due to 1I2I3 Current Account and other deposit repricing. Non-interest income was impacted by reduced banking and transaction fees as a result of regulatory changes to overdrafts.
–For Corporate & Commercial Banking, loss before tax of £165m, with an increase in credit impairment charges largely due to Covid-19, as well as a small number of single name exposures. Income was impacted by the base rate reductions and lower fees due to lower business activity levels which have been adversely affected by Covid-19.
–For Corporate & Investment Banking, loss before tax of £8m, with lower credit impairment charges and lower operating expenses, driven by transformation programme efficiencies. As part of our drive for continuous improvement in customer experience and following a review of the way we operate the CIB business in the UK, we intend to conduct substantially all of this business from SLB beginning later this year. To undertake this change, and subject to court approval, we are proposing to transfer substantially all of the CIB business to SLB in H221 by way of a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000.
–For Corporate Centre, loss before tax increased to £359m with net interest income impacted by the effect of the reduction in the base rate on our liquidity asset buffer. Furthermore, operating expenses increased with centrally held transformation programme costs and credit impairment losses. Credit impairment losses were higher driven by a provision for unexpected large single name exposures at risk of defaulting as a result of the Covid-19 crisis. Our structural hedge position has remained stable at c£97bn, with an average duration of c2.5 years. Our structural hedge contribution is reallocated to our other business segments in line with our transfer pricing policy.
184    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Balance sheet review
SUMMARISED CONSOLIDATED BALANCE SHEET

	2020	2019
	£m	£m
Assets
Cash and balances at central banks	43,537	26,395
Financial assets at fair value through profit or loss	4,285	4,336
Financial assets at amortised cost	234,944	240,773
Financial assets at fair value through other comprehensive income	8,950	9,747
Interest in other entities	172	117
Property, plant and equipment	1,740	1,971
Retirement benefit assets	496	670
Tax, intangibles and other assets	4,940	4,479
Total assets	299,064	288,488
Liabilities
Financial liabilities at fair value through profit or loss	3,354	3,422
Financial liabilities at amortised cost	276,144	265,350
Retirement benefit obligations	403	280
Tax, other liabilities and provisions	2,918	3,095
Total liabilities	282,819	272,147
Equity
Total shareholders’ equity	15,848	15,946
Non-controlling interests	397	395
Total equity	16,245	16,341
Total liabilities and equity	299,064	288,488

A more detailed Consolidated Balance Sheet is contained in the Consolidated Financial Statements.
2020 compared to 2019

Assets
Cash and balances at central banks
Cash and balances at central banks increased by 65% to £43,537m at 31 December 2020 (2019: £26,395m). This was mainly driven by cash inflows from higher customer deposits, lower non-bounce back lending, the drawdown of TFSME funding and normal liquidity management, partially offset by increased mortgage and bounce back lending.
Financial assets at fair value through profit or loss:Financial assets at fair value through profit or loss decreased by 1% to £4,285m at 31 December 2020 (2019: £4,336m), mainly due to:
–A £0.4bn increase in derivatives held for hedging with an increase in interest rate contracts and a decrease in exchange rate contracts.
–A decrease in derivatives held for trading of £0.3bn, linked to transactions with corporate customers that are not held in hedging relationships.

Financial assets at amortised cost:
Financial assets at amortised cost decreased by 2% to £234,944m at 31 December 2020 (2019: £240,773m), largely driven by the disposal of £5.5bn of UK Government gilts, a £4.0bn decrease in reverse repurchase agreements and, a decrease in time deposits and third party cash collateral of £0.6bn, as part of normal liquidity management. This was partially offset by an increase in customer loans of £5.1bn, with £4.4bn increase in mortgages due to pent up demand from the lockdown period and the temporary reduced rates of stamp duty. In addition, consumer (auto) finance increased by £0.3bn, and unsecured retail lending decreased by £0.7bn due to lower consumer spending during lockdown. Corporate loans increased £1.1bn, driven by our participation in the government lending schemes (£4.6bn), partially offset by lower investment appetite resulting borrowing requirements.
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income decreased by 8% to £8,950m at 31 December 2020 (2019: £9,747m) mainly due to the disposal of UK Government bonds and the maturity of bank issued securities, partially offset by an increase in non-UK government securities due to normal liquidity management.
Property, plant and equipment
Property, plant and equipment decreased by 12% to £1,740m at 31 December 2020 (2019: £1,971m) reflecting freehold and leasehold property sales and lower contract hire sales.
Retirement benefit assets
Retirement benefit assets decreased by 26% to £496m at 31 December 2020 (2019: £670m), due to a decrease in the overall accounting surplus of the Santander (UK) Group Pension Scheme (the Scheme) resulting from a decrease in the discount rate in the period. This was partially offset by a rise in overall asset values.
Tax, intangibles and other assets
Tax, intangibles and other assets increased by 10% to £4,940m at 31 December 2020 (2019: £4,479m), mainly due to changes in interest rates impacting the macro hedge of interest rate risk included in other assets.
Santander UK Group Holdings plc    185

Annual Report 2020 | Financial review

Liabilities
Financial liabilities at amortised cost
Financial liabilities at amortised cost increased by 4% to £276,144m at 31 December 2020 (2019: £265,350m). This was mainly due to an increase of £13.9bn in customer deposits, of which £7.6bn was corporate and business banking customers building up their cash reserves and £6.7bn related to retail customers increasing current account balances through reduced spending. Deposits from banks increased £6.6bn reflecting funding received through TFSME and additional amounts deposited as collateral. This was partially offset by a £2.4bn decrease in non-trading repurchase agreements as part of normal liquidity management and a £6.5bn decrease in subordinated liabilities following the repurchase of certain subordinated liabilities as part of ongoing liability management.
Retirement benefit obligations
Retirement benefit obligations increased by 44% to £403m at 31 December 2020 (2019: £280m), due to a decrease in the overall accounting surplus of the Scheme. This was principally due to a decrease in the discount rate in the period due to falling corporate bond yields which increased the value of liabilities in the Scheme. This was partially offset by a rise in overall asset values.
Equity
Total shareholders’ equity
Total shareholders’ equity decreased by 1% to £15,848m at 31 December 2020 (2019: £15,946m). This was principally due to an increase in the cash flow hedging reserve and profit after tax for the period, partially offset by dividends paid and a decrease in the defined benefit pension asset.
186    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CUSTOMER BALANCES
Consolidated

	2020	2019
	£bn	£bn
Customer loans	210.4	205.3
Other assets	88.7	83.2
Total assets	299.1	288.5
Customer deposits	191.7	177.8
Total wholesale funding	63.2	65.3
Other liabilities	28.0	29.1
Total liabilities	282.9	272.2
Shareholders' equity	15.8	15.9
Non-controlling interest	0.4	0.4
Total liabilities and equity	299.1	288.5

Further analyses of credit risk on customer loans, and on our funding strategy, are included in the Credit risk and Liquidity risk sections of the Risk review.
2020 compared to 2019
–Customer loans increased £5.1bn, with a £4.4bn increase in mortgages due to pent-up demand from the lockdown period and the temporary reduced rates of stamp duty. In addition, consumer (auto) finance increased by £0.3bn and unsecured retail lending decreased by £0.7bn due to lower consumer spending during lockdown. Corporate loans increased £1.1bn, driven by our participation in the government lending schemes (£4.6bn), partially offset by lower investment appetite reducing borrowing requirements.
–Customer deposits increased £13.9bn, of which £7.6bn was corporate and business banking customers building up their cash reserves and £6.7bn related to retail customers increasing current account balances through reduced spending.
Retail Banking

	2020	2019
	£bn	£bn
Mortgages	169.8	165.4
Business banking	3.9	0.2
Consumer (auto) finance	8.0	7.7
Other unsecured lending	4.8	5.5
Customer loans	186.5	178.8
Current accounts	75.6	68.7
Savings	57.4	57.2
Business banking accounts	13.4	10.5
Other retail products	5.8	6.3
Customer deposits	152.2	142.7

Corporate & Commercial Banking

	2020	2019
	£bn	£bn
Non-Commercial Real Estate trading businesses	12.9	13.3
Commercial Real Estate	4.7	5.1
Customer loans	17.6	18.4
Customer deposits	25.0	20.5

Corporate & Investment Banking

	2020	2019
	£bn	£bn
Customer loans	2.8	4.0
Customer deposits	6.5	6.1

Corporate Centre

	2020	2019
	£bn	£bn
Social Housing	3.0	3.6
Crown Dependencies (Isle of Man and Jersey)	0.3	0.3
Non-core	0.2	0.2
Customer loans	3.5	4.1

Customer deposits	8.0	8.5
–of which Crown Dependencies	6.0	6.1
Santander UK Group Holdings plc    187

Annual Report 2020 | Financial review

Cash flows
SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2020	2019
	£m	£m
Net cash flows from operating activities	16,181	3,523
Net cash flows from investing activities	6,631	2,885
Net cash flows from financing activities	(7,983)	(4,091)
Change in cash and cash equivalents	14,829	2,317

A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2020 and 2019 were as follows:
In 2020, the net cash inflows from operating activities of £16,181m resulted from net cash inflows generated from profits in the year and higher customer deposits, offset by additional retail and corporate lending. The net cash inflows from investing activities of £6,631m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash outflows from financing activities mainly reflected net cash outflows relating to debt securities in issue. These resulted in cash and cash equivalents increasing by £14,829m in the year.
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

188    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Capital and funding

	2020	2019
	£bn	£bn
Capital
CET1 capital	11.1	10.4
Total qualifying regulatory capital	15.4	15.8
CET1 capital ratio	15.2%	14.3%
Total capital ratio	21.1%	21.6%
UK leverage ratio	5.1%	4.7%
Risk-weighted assets	72.9	73.2
–of which Retail Banking	49.5	47.8
–of which Corporate & Commercial Banking	13.3	14.0
–of which Corporate & Investment Banking	3.8	4.8
–of which Corporate Centre	6.3	6.6
Funding
Total wholesale funding and AT1	65.7	67.8
- of which with a residual maturity of less than one year	21.1	22.5

Liquidity

	2020	2019
	£bn	£bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	150%	142%
LCR eligible liquidity pool	51.5	42.0
Santander Financial Services (SFS)
LCR	165%	471%
LCR eligible liquidity pool	2.8	5.7

Further analysis of capital, funding and liquidity is included in the Capital risk and Liquidity risk sections of the Risk review.
2020 compared to 2019

–CET1 capital increased to£11.1bn with capital accretion through retained profits, the impact of the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These increases were partially offset by adverse market driven movements in the defined benefit pension schemes.
–CET1 capital ratio increased 90 basis points to 15.2% with a 5.4p.p. buffer to Maximum Distributable Amount (MDA) restrictions. UK leverage ratio up 40 bps to 5.1%,1.5p.p. above the regulatory requirement. The increase was primarily through improvement in CET1 capital and active management of leverage exposures. The CET1 capital ratio includes a benefit of c30bps and UK leverage ratio c10bps from the change in treatment of software assets .
–Amendments to Capital Requirements Regulation (CRR), which were published in the Official Journal on 26 June 2020, contributed 17 basis points to the CET1 ratio, through the implementation of the RWA reduction factors for certain Small and Medium-sized Enterprise (SME) and infrastructure exposures.
–The Pillar 2A capital requirement was 4.94%, the majority of which remained with an RWA percentage-based element.
– Following the PRA's announcement regarding the resumption of dividend payments, an interim dividend of £103m for 2020 was paid in Dec 20.
–We issued £5.4bn of wholesale funding, including £1.4bn MREL eligible senior unsecured issued from Santander UK Group Holdings plc and £4bn of core funding, consisting of covered bonds and senior unsecured, issued from Santander UK plc.
–We have £6.3bn outstanding under the TFS and £11.7bn outstanding under the TFSME.
– In October 2020, Santander UK plc transferred £3.2bn of mortgage assets to SFS. The transaction allows us to optimise our overall funding structure within Santander UK, utilising the deposits in SFS and reducing our funding requirement in Santander UK plc.
Santander UK Group Holdings plc    189

Annual Report 2020 | Financial review

Selected financial data
The financial information set forth below for the years ended 31 December 2020, 2019 and 2018 and at 31 December 2020 and 2019 has been derived from the audited Consolidated Financial Statements of Santander UK Group Holdings plc (the Company) and its subsidiaries (together, the Santander UK group) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Consolidated Financial Statements and the Notes thereto.
BALANCE SHEETS

	2020	(1,2)	2019	(3,4,5)	2018	2017	2016
	£m		£m		£m	£m	£m
Assets
Cash and balances at central banks	43,537		26,395		24,180	32,771	17,107
Financial assets at fair value through profit or loss	4,285		4,336		11,458	52,593	57,646
Financial assets at amortised cost	234,944		240,773		233,489	205,412	204,085
Financial assets at fair value through other comprehensive income	8,950		9,747		13,302
Financial investments						17,611	17,466
Interests in other entities	172		117		88	73	61
Intangible assets	1,649		1,776		1,814	1,742	1,685
Property, plant and equipment	1,740		1,971		1,835	1,598	1,491
Current tax assets	271		186		106	—	—
Retirement benefit assets	496		670		842	449	398
Other assets	3,020		2,517		2,267	2,511	2,571
Total assets	299,064		288,488		289,381	314,760	302,510
Liabilities
Financial liabilities at fair value through profit or loss	3,354		3,422		7,880	51,037	41,103
Financial liabilities at amortised cost	276,144		265,350		261,933	243,858	241,590
Other liabilities	2,343		2,373		2,507	2,728	3,221
Provisions	468		577		515	558	700
Current tax liabilities	—		—		—	3	53
Deferred tax liabilities	107		145		211	88	128
Retirement benefit obligations	403		280		115	286	262
Total liabilities	282,819		272,147		273,161	298,558	287,057
Equity
Total shareholders’ equity	15,848		15,946		15,820	15,801	15,054
Non-controlling interests	397		395		400	401	399
Total equity	16,245		16,341		16,220	16,202	15,453
Total liabilities and equity	299,064		288,488		289,381	314,760	302,510
(1)In 2020, the Santander UK group adopted 'Interest Rate Benchmark Reform – Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’.
(2)In October 2020, Santander UK plc sold £3.2bn of mortgages to Santander Financial Services plc.
(3)On 1 January 2019, the Santander UK group adopted IFRS 16 (2016-2018: IAS 17).
(4)On 1 January 2018, the Santander UK group adopted IFRS 9 (2016 and 2017: IAS 39).
(5)In 2018, the Santander UK group completed the implementation of its ring-fencing plans.
INCOME STATEMENTS

	2020	(1,2)	2019	(3,4,5)	2018	(4,5)	2017	2016
	£m		£m		£m		£m	£m
Net interest income	3,437		3,295		3,606		3,803	3,582
Net fee and commission income	383		689		749		807	770
Other operating income	138		186		188		302	443
Total operating income	3,958		4,170		4,543		4,912	4,795
Operating expenses before credit impairment losses, provisions and charges	(2,487)		(2,526)		(2,563)		(2,502)	(2,417)
Credit impairment losses	(645)		(220)		(153)		(203)	(67)
Provisions for other liabilities and charges	(274)		(443)		(260)		(393)	(397)
Total operating credit impairment losses, provisions and charges	(919)		(663)		(413)		(596)	(464)
Profit before tax	552		981		1,567		1,814	1,914
Tax on profit	(114)		(272)		(403)		(514)	(597)
Profit after tax	438		709		1,164		1,300	1,317
(1)In 2020, the Santander UK group adopted 'Interest Rate Benchmark Reform – Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’.
(2)In October 2020, Santander UK plc sold £3.2bn of mortgages to Santander Financial Services plc.
(3)On 1 January 2019, the Santander UK group adopted IFRS 16 (2016-2018: IAS 17).
(4)On 1 January 2018, the Santander UK group adopted IFRS 9 (2016 and 2017: IAS 39).
(5)In 2018, the Santander UK group completed the implementation of its ring-fencing plans.

ALTERNATIVE PERFORMANCE MEASURES (APMs)
190    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

In addition to the financial information prepared under IFRS, this Annual Report contains non-IFRS financial measures that constitute APMs, as defined in European Securities and Markets Authority (ESMA) guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this Annual Report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.
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

Adjusted APM	Description and calculation
Adjusted net interest income	Net interest income adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.
Adjusted non-interest income	Non-interest income adjusted for items management believe to be significant, to facilitate underlying operating performance and cost-to-income comparisons from period to period.
Adjusted operating expenses before credit impairment losses, provisions and charges	Operating expenses before credit impairment losses, provisions and charges adjusted for items management believe to be significant, to facilitate underlying operating performance and cost-to-income comparisons from period to period.
Adjusted provisions for other liabilities and charges	Provisions for other liabilities and charges adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.
Adjusted profit before tax	Profit before tax adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.
Adjusted cost-to-income ratio	Adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.
Adjusted Return on Tangible Equity (RoTE)	Adjusted profit before tax, less tax on profit, attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.
Adjusted Banking NIM	In 2020 we introduced this as a new APM to remove the 2020 positive impact of the accounting change, which is not expected to be repeated and did not occur in earlier periods. It is calculated as adjusted net interest income as a percentage of average customer assets over the period. We consider this metric useful for management and investors as it removes the 2020 positive impact of the accounting change on net interest income.

Santander UK Group Holdings plc    191

Annual Report 2020 | Financial review

Reconciliation of adjusted APMs to nearest IFRS measure
a) Adjusted profit metrics and average customer assets
Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit before tax are all adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.

	Ref	2020	2019
		£m	£m
Net interest income
Reported	(i)	3,437	3,295
Adjust for accounting treatment		(44)	—
Adjusted	(ii)	3,393	3,295

Non-interest income
Reported	(iii)	521	875
Adjust for operating lease depreciation		(92)	(103)
Adjust for Vocalink Holdings Limited shareholding		—	(15)
Adjusted	(iv)	429	757

Operating expenses before credit impairment losses, provisions and charges
Reported	(v)	(2,487)	(2,526)
Adjust for transformation		113	50
Adjust for operating lease depreciation		92	103
Adjust for higher IT costs, staff expenses and increased site cleaning as a result of Covid-19		24	—
Adjusted	(vi)	(2,258)	(2,373)

Provisions for other liabilities and charges
Reported		(274)	(443)
Adjust for transformation		65	105
Adjust for PPI		—	169
Adjust for regulatory and other		—	10
Adjusted		(209)	(159)

Profit before tax
Reported		552	981
Specific income, expenses and charges		158	319
Adjusted profit before tax		710	1,300

Average customer assets	(vii)	208,525	201,334
The financial results for 2020 and 2019 were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £158m in 2020 and £319m in 2019. The specific income, expenses and charges are outlined below:

–Accounting adjustment
During Q4 2020, we revised the accounting treatment for certain items of mortgage income with an impact on net interest income of £44m for 2020. For details, see 'Revenue recognition - Interest income and expense' in the Accounting policies in Note 1 to the Consolidated Financial Statements.
–Vocalink Holdings Limited shareholding
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
–Operating lease depreciation
In Q4 2019 we began to adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with growing business volumes largely in consumer (auto) finance.
–Adjustment for higher IT costs, staff expenses and increased site cleaning as a result of Covid-19
In Q220 we introduced an adjustment for Covid-19 expenses as we believe the underlying performance of the business is clearer if we exclude these charges due to the unprecedented nature of the crisis. These costs include higher IT costs, remote network, staff expenses, mail outs and increased site cleaning. These expenses were identified as being incurred as a direct result of Covid-19 actions as the crisis emerged and are not expected to recur.

192    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information

–Transformation costs and charges
Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.
–PPI
We have been closely involved in the additional industry activities to support the regulatory time-bar for claims and orderly closure of the FCA remediation campaign. We made an additional provision of £70m in Q2 2019 reflecting an increase of claims volumes and additional industry activities and having considered guidance provided by the FCA and our approach to PPI claims, in advance of the PPI claims deadline on 29 August 2019. In Q3 2019, and in line with industry experience, we received unprecedented volumes of information requests in August 2019 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline. Our best estimate of the additional provision required at Q4 2019 was £99m.
–Regulatory and other
In Q4 2019 we made a £10m provision in relation to our consumer credit business operations.

–Removal of certain adjusting items
During Q420, APMs were reassessed and management concluded that charges relating to regulatory and other conduct matters incurred during the year were no longer sufficiently material to warrant separate adjustments in the context of the results for the full year 2020.

b) Adjusted Banking NIM

	Calculation, refers to table a) above	2020	2019
		£m	£m
Banking NIM	(i) divided by (vii)	1.65%	1.64%
Adjusted Banking NIM	(ii) divided by (vii)	1.63%	1.64%

c) Adjusted cost-to-income ratio

	Calculation, refers to table a) above	2020	2019
		£m	£m
Cost-to-income ratio	(v) divided by the sum of (i) and (iii)	63%	61%
Adjusted cost-to-income ratio	(vi) divided by the sum of (ii) and (iv) (vi) divided by the sum of (ii) and (iv)	59%	59%

d) Adjusted RoTE

		Specific income, expenses and charges	As adjusted

2020	£m	£m	£m
Profit after tax	438	115	553
Annualised profit after tax	—		—
Phasing adjustments	—		—
Less non-controlling interests of annual profit	(36)		(36)
Profit due to equity holders of the parent (A)	402		517

		Equity adjustments	As adjusted

2020	£m	£m	£m
Average shareholders' equity	16,293
Less average AT1 securities	(2,243)
Less average non-controlling interests	(398)
Average ordinary shareholders' equity (B)	13,652
Average goodwill and intangible assets	(1,713)
Average tangible equity (C)	11,939	29	11,968

Return on ordinary shareholders’ equity (A/B)	2.9%		—
Adjusted RoTE (A/C)	—		4.3%
Santander UK Group Holdings plc    193

Annual Report 2020 | Financial review

		Specific income, expenses and charges	As adjusted

2019	£m	£m	£m
Profit after tax	709	270	979
Less non-controlling interests of annual profit	(37)		(37)
Profit due to equity holders of the parent (A)	672		942

		Equity adjustments	As adjusted

2019	£m	£m	£m
Average shareholders' equity	16,281
Less average AT1 securities	(2,141)
Less average non-controlling interests	(398)
Average ordinary shareholders' equity (B)	13,742
Average goodwill and intangible assets	(1,795)
Average tangible equity (C)	11,947	68	12,015

Return on ordinary shareholders’ equity (A/B)	4.9%		—
RoTE (A/C)	—		7.8%

–Specific income, expenses, charges
Details of these items are outlined in a) Adjusted profit metrics and average customer assets above with a total impact on profit before tax of £158m. The tax on these items is c£43m and profit after tax on these items is £115m.
–Equity adjustments
These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Management does not assess forward-looking ‘Return on ordinary shareholders’ equity' (ROE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS Adjusted RoTE targets for the medium term to an equivalent IFRS measure for ROE is not available without unreasonable efforts.
194    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Audit Report

Santander UK Group Holdings plc    195

Annual Report 2020 | Financial statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Santander UK Group Holdings plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Santander UK Group Holdings plc and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 i) in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006, ii) as prepared in accordance with the accounting provisions required by International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and iii) as prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Changes in Accounting Principles
As discussed in Note 1 to the consolidated financial statements, in 2019 the company changed the manner in which it accounts for leases and in which it accounts for tax on dividends received on financial instruments classified as equity and in 2018 the manner in which it accounts for financial instruments.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Allowance for expected credit losses for loans and advances to customers
As described in Notes 1 and 13 to the consolidated financial statements, the allowance for expected credit losses (“ECL”) was £1,303 million as of 31 December 2020. The measurement of ECL reflects an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The methodology for calculating the allowance for ECL requires management to make judgemental assumptions in determining the estimates. The key judgements made by management in applying the ECL impairment methodology are the definition of default, forward looking economic scenarios, probability weights, significant increase in credit risk thresholds, post-model adjustments, internal credit risk ratings for corporate borrowers and individually assessed corporate stage 3 exposures.
The principal considerations for our determination that performing procedures relating to the allowance for expected credit losses for loans and advances to customers is a critical audit matter are (i) there was significant judgement by management in determining the allowance, which in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the models, judgements and assumptions used to determine the allowance and (ii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, including model performance monitoring controls, management’s review and approval of key judgements and assumptions used in determining the allowance for ECL and the determination of internal credit risk ratings. These procedures also included, among others, evaluating the criteria set by management for determining whether there had been a significant increase in credit risk and testing the reasonableness of key assumptions in determining forward looking economic scenarios and probability weights. Evaluating these assumptions involved assessing their reasonableness against external data and economic events that have occurred. We assessed the reasonableness of internal credit risk ratings for corporate borrowers and the expected future cash flows related to individually assessed corporate stage 3 exposures. We also evaluated the reasonableness of the method and assumptions used to determine post model adjustments. Professionals with specialised skill and knowledge were used to assist in completing these procedures.
Valuation of defined benefit scheme pension obligations
As described in Notes 1 and 30 to the consolidated financial statements, the carrying value of the defined benefit obligations was £13.9 billion as of 31 December 2020. Accounting for defined benefit pension schemes requires management to make assumptions principally about the discount rate adopted, but also about price inflation and life expectancy. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.
The principal considerations for our determination that performing procedures relating to the valuation of defined benefit scheme pension obligations is a critical audit matter are (i) there was significant judgement by management in determining the discount rate, price inflation and life expectancy, which in turn
196    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Audit Report

led to significant auditor judgement, subjectivity and audit effort in performing procedures and evaluating audit evidence and (ii) the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over key assumptions including the discount rate, price inflation and life expectancy used to calculate the defined benefit obligation. These procedures also included, among others, assessing the reasonableness of discount rate, price inflation and life expectancy assumptions by comparing to our independently determined benchmarks. It also included the involvement of professionals with specialised skill and knowledge to assist in evaluating the appropriateness of methodology applied, and evaluating the reasonableness of the discount rate, price inflation and the life expectancy assumptions.
Legal and Regulatory matters
As described in Notes 1, 29 and 31 to the consolidated financial statements, the provision for regulatory and other matters was £226m and includes an amount within it in respect of management’s best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints. Note 31 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows. In addition, Note 31 includes disclosure of an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions as well as an Financial Conduct Authority ("FCA") civil regulatory investigation which commenced in July 2017 into compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. Significant judgment may be required when accounting for provisions, including in determining whether a present obligation exists and in estimating the probability and amount of any outflows. These judgments are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows.
The principal considerations for our determination that performing procedures relating to legal and regulatory matters is a critical audit matter are (i) there was significant judgement exercised by management in determining the level of provisions, if any, which in turn led to a high degree of auditor judgement and subjectivity in performing procedures and evaluating evidence in relation to the specific PPI portfolio, the German dividend tax arbitrage transactions and the FCA investigation; and (ii) the significant judgement by management when disclosing facts and circumstances related to the matters, which in turn led to a high degree of auditor judgement and subjectivity in performing procedures related to the disclosures, including evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the likelihood of any potential outflows and whether the amount of loss can be reasonably estimated. These procedures also included, among others, obtaining and evaluating letters of audit inquiry and legal opinions from external legal counsel and holding discussions with them, reviewing reports provided to governance committees and discussing the matters with those charged with governance, evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome, and evaluating the sufficiency of the group’s disclosures made in relation to each of the matters.
Impairment of Goodwill relating to the Personal Financial Services cash generating unit
As described in Notes 1 and 20 to the consolidated financial statements, the carrying value of goodwill relating to the Personal Financial Services ("PFS") cash generating unit ("CGU") was £1.17 billion as of 31 December 2020. The carrying amount of the goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Management undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate. The impairment review comprises a comparison of the carrying amount of the CGU with its recoverable amount: the higher of the cash-generating unit’s fair value less costs to sell and its value in use. The recoverable amounts of goodwill have been based on value in use calculations. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use (after making allowance for increases in regulatory capital requirements) at a market-based discount rate. Estimates include the determination of the carrying value of the PFS CGU based on an allocation of regulatory capital, forecasts used for determining cash flows for CGUs and discount rates which factor in risk-free rates and applicable risk premiums, which are variables subject to fluctuations in external market rates and economic conditions beyond management’s control. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time.
The principal considerations for our determination that performing procedures relating to the impairment of goodwill at the PFS CGU is a critical audit matter are (i) there was significant judgement by management to determine the discount rate assumption and the method used for determining the carrying value of the cash generating unit, which in turn led to significant auditor judgement, subjectivity and audit effort to perform procedures and evaluate the evidence obtained and (ii) the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating the appropriateness of the value in use model applied, assessing the reasonableness of the discount rate assumption, and testing the appropriateness of the method used to determine the carrying value of the CGU. Evaluating the discount rate involved independently determining an appropriate market rate and comparing it to management's discount rate. The procedures also included evaluating the reasonableness of the disclosures in respect of these judgements. Professionals with specialised skill and knowledge assisted in completing these procedures.

/s/ PricewaterhouseCoopers LLP
London, UK
4 March 2021

We have served as the Company's auditor since 2016.

Santander UK Group Holdings plc    197

Annual Report 2020 | Financial statements

This page left intentionally blank
198    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Audit Report

This page left intentionally blank
Santander UK Group Holdings plc    199

Annual Report 2020 | Financial statements

This page left intentionally blank
200    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Audit Report

This page left intentionally blank
Santander UK Group Holdings plc    201

Annual Report 2020 | Financial statements

This page left intentionally blank
202    Santander UK Group Holdings plc

Strategic report	Governance	Risk review	Financial review	Financial statements	Shareholder information
Audit Report

This page left intentionally blank
Santander UK Group Holdings plc    203

Annual Report 2020 | Financial statements

This page left intentionally blank

204    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Primary financial statements
Consolidated Income Statement
For the years ended 31 December

		2020	2019	2018
	Notes	£m	£m	£m
Interest and similar income	3	5,146	5,972	6,072
Interest expense and similar charges	3	(1,709)	(2,677)	(2,466)
Net interest income		3,437	3,295	3,606
Fee and commission income	4	756	1,117	1,170
Fee and commission expense	4	(373)	(428)	(421)
Net fee and commission income		383	689	749
Other operating income	5	138	186	188
Total operating income		3,958	4,170	4,543
Operating expenses before credit impairment losses, provisions and charges	6	(2,487)	(2,526)	(2,563)
Credit impairment losses	8	(645)	(220)	(153)
Provisions for other liabilities and charges	8	(274)	(443)	(260)
Total operating credit impairment losses, provisions and charges		(919)	(663)	(413)
Profit before tax		552	981	1,567
Tax on profit	9	(114)	(272)	(403)
Profit after tax		438	709	1,164

Attributable to:
Equity holders of the parent		402	672	1,125
Non-controlling interests	34	36	37	39
Profit after tax		438	709	1,164

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc    205

Annual Report 2020 | Financial statements

Consolidated Statement of Comprehensive Income
For the years ended 31 December

	2020	2019	2018
	£m	£m	£m
Profit after tax	438	709	1,164
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
–Change in fair value	114	147	(74)
–Income statement transfers	(107)	(147)	21
–Taxation	(2)	—	14
	5	—	(39)
Cash flow hedges:
–Effective portion of changes in fair value	974	(864)	788
–Income statement transfers	(803)	1,021	(751)
–Taxation	(53)	(40)	(14)
	118	117	23
Currency translation on foreign operations	—	(3)	—
Net other comprehensive income that may be reclassified to profit or loss subsequently	123	114	(16)
Other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
–Change in fair value	(505)	(523)	469
–Taxation	133	131	(117)
	(372)	(392)	352
Own credit adjustment:
–Change in fair value	(3)	(77)	84
–Taxation	—	19	(21)
	(3)	(58)	63
Net other comprehensive expense that will not be reclassified to profit or loss subsequently	(375)	(450)	415
Total other comprehensive income/(expense) net of tax	(252)	(336)	399
Total comprehensive income	186	373	1,563

Attributable to:
Equity holders of the parent	152	334	1,524
Non-controlling interests	34	39	39
Total comprehensive income	186	373	1,563

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
206    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Primary financial statements
Consolidated Balance Sheet
At 31 December

		2020	2019
	Notes	£m	£m
Assets
Cash and balances at central banks		43,537	26,395
Financial assets at fair value through profit or loss:
–Derivative financial instruments	11	3,451	3,363
–Other financial assets at fair value through profit or loss	12	834	973
Financial assets at amortised cost:
–Loans and advances to customers	13	212,178	207,498
–Loans and advances to banks		2,004	2,583
–Reverse repurchase agreements – non trading	16	19,599	23,636
–Other financial assets at amortised cost	17	1,163	7,056
Financial assets at fair value through other comprehensive income	18	8,950	9,747
Interests in other entities	19	172	117
Intangible assets	20	1,649	1,776
Property, plant and equipment	21	1,740	1,971
Current tax assets		271	186
Retirement benefit assets	30	496	670
Other assets		3,020	2,517
Total assets		299,064	288,488
Liabilities
Financial liabilities at fair value through profit or loss:
–Derivative financial instruments	11	1,920	1,709
–Other financial liabilities at fair value through profit or loss	22	1,434	1,713
Financial liabilities at amortised cost:
– Deposits by customers	23	193,088	179,006
–Deposits by banks	24	20,973	14,359
–Repurchase agreements – non trading	25	15,848	18,286
–Debt securities in issue	26	43,679	50,171
–Subordinated liabilities	27	2,556	3,528
Other liabilities	28	2,343	2,373
Provisions	29	468	577
Deferred tax liabilities		107	145
Retirement benefit obligations	30	403	280
Total liabilities		282,819	272,147
Equity
Share capital	32	7,060	7,060
Other equity instruments	33	2,241	2,241
Retained earnings		6,030	6,251
Other reserves		517	394
Total shareholders’ equity		15,848	15,946
Non-controlling interests	34	397	395
Total equity		16,245	16,341
Total liabilities and equity		299,064	288,488

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Nathan Bostock	Madhukar Dayal
Chief Executive Officer	Chief Financial Officer
Company Registered Number: 08700698
Santander UK Group Holdings plc    207

Annual Report 2020 | Financial statements

Consolidated Cash Flow Statement
For the years ended 31 December

	2020	2019	2018
	£m	£m	£m
Cash flows from operating activities
Profit after tax	438	709	1,164

Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation	570	545	378
– Provisions for other liabilities and charges	274	443	260
– Impairment losses	672	238	189
– Corporation tax charge	114	272	403
– Other non-cash items	93	(345)	(68)
– Pension charge/(credit) for defined benefit pension schemes	38	35	81
	1,761	1,188	1,243
Net change in operating assets and liabilities:
– Cash and balances at central banks	(152)	(84)	(161)
– Trading assets	—	—	24,528
– Derivative assets	(88)	1,959	14,621
– Other financial assets at fair value through profit or loss	1,561	1,637	(3,467)
– Loans and advances to banks and customers	(5,421)	(605)	(8,221)
– Other assets	(343)	240	203
– Deposits by banks and customers	20,812	2,225	1,845
– Derivative liabilities	211	115	(16,018)
– Trading liabilities	—	—	(31,101)
– Other financial liabilities at fair value through profit or loss	(1,618)	(959)	4,480
– Debt securities in issue	(202)	(548)	(2,760)
– Other liabilities(1)	(983)	(600)	(824)
	13,777	3,380	(16,875)
Corporation taxes paid	(161)	(309)	(445)
Effects of exchange rate differences	366	(1,445)	1,731
Net cash flows from operating activities	16,181	3,523	(13,182)
Cash flows from investing activities
Investments in other entities	—	—	(66)
Purchase of property, plant and equipment and intangible assets	(378)	(510)	(699)
Proceeds from sale of property, plant and equipment and intangible assets	166	108	26
Purchase of financial assets at amortised cost and financial assets at fair value through other comprehensive income	(3,015)	(5,013)	(7,002)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value through other comprehensive income	9,858	8,300	3,816
Net cash flows from investing activities	6,631	2,885	(3,925)
Cash flows from financing activities
Issue of other equity instruments	—	500	—
Issue of debt securities and subordinated notes	5,599	4,145	13,329
Issuance costs of debt securities and subordinated notes	(13)	(15)	(31)
Repayment of debt securities and subordinated notes	(13,287)	(7,969)	(6,303)
Repurchase of non-controlling interests and other equity instruments	—	(318)	—
Dividends paid on ordinary shares	(103)	(262)	(1,123)
Dividends paid on other equity instruments	(147)	(142)	(145)
Dividends paid on non-controlling interests	(32)	(30)	(40)
Net cash flows from financing activities	(7,983)	(4,091)	5,687
Change in cash and cash equivalents	14,829	2,317	(11,420)
Cash and cash equivalents at beginning of the year	33,233	30,969	42,228
Effects of exchange rate changes on cash and cash equivalents	45	(53)	161
Cash and cash equivalents at the end of the year	48,107	33,233	30,969

Cash and cash equivalents consist of:
Cash and balances at central banks	43,537	26,395	24,180
Less: regulatory minimum cash balances	(871)	(720)	(636)
	42,666	25,675	23,544
Other cash equivalents	5,441	7,558	7,425
Cash and cash equivalents at the end of the year	48,107	33,233	30,969
(1) Total cash outflow for leases was £49m (2019: £59m), including payment of principal amount of £46m (2019: £55m).
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
208    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Primary financial statements
Consolidated Statement of Changes in Equity
For the years ended 31 December

			Other reserves						Non-controlling interests
	Share capital	Other equity instruments	Available for sale(2)	Fair value(2)	Cash flow hedging	Currency translation	Retained earnings
								Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	7,060	2,241		24	368	2	6,251	15,946	395	16,341
Profit after tax	—	—		—	—	—	402	402	36	438
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—		5	—	—	—	5	—	5
– Fair value reserve (equity instruments)	—	—		—	—	—	—	—	—	—
– Cash flow hedges	—	—		—	118	—	—	118	—	118
– Pension remeasurement	—	—		—	—	—	(370)	(370)	(2)	(372)
– Own credit adjustment	—	—		—	—	—	(3)	(3)	—	(3)
– Currency translation on foreign operations	—	—		—	—	—	—	—	—	—
Total comprehensive income	—	—		5	118	—	29	152	34	186
Dividends on ordinary shares	—	—		—	—	—	(103)	(103)	—	(103)
Dividends on other equity instruments	—	—		—	—	—	(147)	(147)	—	(147)
Dividends on non-controlling interests	—	—		—	—	—	—	—	(32)	(32)
At 31 December 2020	7,060	2,241		29	486	2	6,030	15,848	397	16,245

At 1 January 2019	7,060	2,041		24	251	5	6,439	15,820	400	16,220
Profit after tax	—	—		—	—	—	672	672	37	709
Other comprehensive income, net of tax:
– Cash flow hedges	—	—		—	117	—	—	117	—	117
– Pension remeasurement	—	—		—	—	—	(394)	(394)	2	(392)
– Own credit adjustment	—	—		—	—	—	(58)	(58)	—	(58)
– Currency translation on foreign operations	—	—		—	—	(3)	—	(3)	—	(3)
Total comprehensive income	—	—		—	117	(3)	220	334	39	373
Issue of other equity instruments	—	500		—	—	—	—	500	—	500
Repurchase of non-controlling interests and other equity instruments	—	(300)		—	—	—	(4)	(304)	(14)	(318)
Dividends on ordinary shares	—	—		—	—	—	(262)	(262)	—	(262)
Dividends on other equity instruments	—	—		—	—	—	(142)	(142)	—	(142)
Dividends on non-controlling interests	—	—		—	—	—	—	—	(30)	(30)
At 31 December 2019	7,060	2,241		24	368	2	6,251	15,946	395	16,341

At 31 December 2017	7,060	2,041	68		228	5	6,399	15,801	401	16,202
Adoption of IFRS 9(1)	—	—	(68)	63	—	—	(187)	(192)	—	(192)
At 1 January 2018	7,060	2,041	—	63	228	5	6,212	15,609	401	16,010
Profit after tax	—	—		—	—	—	1,125	1,125	39	1,164
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—		(39)	—	—	—	(39)	—	(39)
– Cash flow hedges	—	—		—	23	—	—	23	—	23
– Pension remeasurement	—	—		—	—	—	352	352	—	352
– Own credit adjustment	—	—		—	—	—	63	63	—	63
Total comprehensive income	—	—		(39)	23	—	1,540	1,524	39	1,563
Other	—	—		—	—	—	(45)	(45)	—	(45)
Dividends on ordinary shares	—	—		—	—	—	(1,123)	(1,123)	—	(1,123)
Dividends on other equity instruments	—	—		—	—	—	(145)	(145)	—	(145)
Dividends on non-controlling interests	—	—		—	—	—	—	—	(40)	(40)
At 31 December 2018	7,060	2,041		24	251	5	6,439	15,820	400	16,220
(1)     The adoption of IFRS 9 decreased shareholders' equity at 1 January 2018 by £192m (net of tax), comprised of a £49m decrease arising from the application of the new classification and measurement requirements for financial assets, and a £211m decrease arising from the application of the new ECL impairment methodology, partially offset by the recognition of a deferred tax asset of £68m.
(2)    Following the adoption of IFRS 9, a fair value reserve was introduced to replace the available-for-sale reserve.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Santander UK Group Holdings plc    209

Annual Report 2020 | Financial statements

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
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Santander UK group and the separate financial statements of the Company comply with international accounting standards in conformity with the requirements of the Companies Act 2006 and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The financial statements are also prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented.
Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1 ‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, can be found in the Risk review. Those disclosures form an integral part of these financial statements.

Recent accounting developments
Interest Rate Benchmark Reform
In September 2019, the IASB issued ‘Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7’. The Santander UK group applies IAS 39 hedge accounting so the amendments to IFRS 9 do not apply. The IAS 39 amendments apply to all hedging relationships directly affected by uncertainties related to interbank offered rate (IBOR) reform and must be applied for annual periods beginning on or after 1 January 2020. Following their endorsement for use in the European Union, the Santander UK group adopted the IAS 39 and IFRS 7 amendments in the preparation of the financial statements for the year ended 31 December 2019. The exceptions given by the IAS 39 amendments mean that IBOR reform had no impact on hedge relationships for affected hedges.
In August 2020, the IASB issued ‘Interest Rate Benchmark Reform – Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’. These amendments apply only to changes required by IBOR reform to financial instruments and hedging relationships. The amendments are effective from 1 January 2021 and must be applied retrospectively without restating comparative information. Following their endorsement for use in the European Union and the UK, the Santander UK group has elected to apply the amendments in the preparation of these financial statements. The amendments address the accounting issues for financial instruments when IBOR reform is implemented including providing a practical expedient for changes to contractual cash flows, giving relief from specific hedge accounting requirements, and specifying a number of additional disclosures to enable users of financial statements to understand the effect of IBOR reform on an entity’s financial instruments and risk management strategy.
Further details of the impact of these amendments on the financial statements for the year ended 31 December 2020 and the additional disclosures required are provided in Note 43.
Other changes
The Santander UK group adopted IFRS 16 and amendments to IAS 12 in 2019 and adopted IFRS 9 in 2018, with the impact included in the statement of changes in equity for that year end.

Future accounting developments
At 31 December 2020, for the Santander UK group, there were no significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective or which have otherwise not been early adopted where permitted.

Comparative information
As required by US public company reporting requirements, these financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes.
Consolidation
a) Subsidiaries
The Consolidated Financial Statements incorporate the financial statements of the Company and entities (including structured entities) controlled by it and its subsidiaries. Control is achieved where the Company (i) has power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:
–The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
–Potential voting rights held by the Company, other vote holders or other parties
–Rights arising from other contractual arrangements
–Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.
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
Credit protection entities established as part of significant risk transfer (SRT) transactions are not consolidated by the Santander UK group in cases where third party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities.
b) Joint ventures
Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to its net assets. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting policies of joint ventures have been aligned to the extent there are differences from the Santander UK group’s policies. Investments in joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Santander UK group’s share of their post-acquisition results. When the Santander UK group's share of losses of a joint venture exceed its interest in that joint venture, the Santander UK group discontinues recognising its share of further losses. Further losses are recognised only to the extent that the Santander UK group has incurred legal or constructive obligations or made payments on behalf of the joint venture.
Foreign currency translation
Items included in the financial statements of each entity (including foreign branch operations)in the Santander UK group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the functional currency). The Consolidated Financial Statements are presented in sterling, which is the functional currency of the Company.
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
Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless recognised in other comprehensive income in connection with a cash flow hedge. Non-monetary items denominated in a foreign currency measured at historical cost are not retranslated. Exchange rate differences arising on non-monetary items measured at fair value are recognised in the consolidated income statement except for differences arising on equity securities measured at fair value through other comprehensive income (FVOCI), which are recognised in other comprehensive income.
Revenue recognition
a) Interest income and expense
Interest and similar income comprises interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI and interest income on hedging derivatives. Interest expense and similar charges comprises interest expense on financial liabilities measured at amortised cost, and interest expense on hedging derivatives. Interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI and interest expense on financial liabilities other than those at fair value through profit or loss (FVTPL) is determined using the effective interest rate method.
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
During Q4 2020, we revised the accounting treatment for certain items of mortgage income. Mortgage account fees, which are normally paid at the end of the mortgage and were previously recognised as received in fee income, are now recognised in interest income as part of the effective interest rate method throughout the life of the mortgage to better reflect the requirements of IFRS. In addition, we no longer accrue interest income relating to the period after mortgages revert to the standard variable rate (or equivalent) beyond the incentive period. This better aligns our policy to current practice. These changes resulted in an increase in net interest income of £44m for 2020. The net impact of these changes is not material and comparatives have not been restated.
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
Santander UK Group Holdings plc    211

Annual Report 2020 | Financial statements

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
d) Other operating income
Other operating income includes all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (comprising financial assets and liabilities held for trading, trading derivatives and other financial assets and liabilities at fair value through profit or loss), together with related interest income, expense, dividends and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a fair value hedging relationship are also recognised in other operating income. Other operating income also includes income from operating lease assets, and profits and losses arising on the sales of property, plant and equipment and subsidiary undertakings.
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
Other intangible assets are recognised if they arise from contractual or other legal rights or if they are capable of being separated or divided from Santander UK and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight-line basis over their useful economic life of three to seven years. Other intangible assets are reviewed annually for impairment indicators and tested for impairment where indicators are present.
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
Property, plant and equipment
Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment also includes operating leases where the Santander UK group is the lessor and right-of-use assets where the Santander UK group is the lessee, as described further in ‘Leases’ below. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in other operating income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ‘Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment where the software is an integral part of the related computer hardware (for example operating system of a computer). Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years
Right-of-use assets (see ‘Leases – The Santander UK group as lessee’ below)	Shorter of the lease term or the useful life of the underlying asset
Depreciation is not charged on freehold land and assets under construction. Depreciation on operating lease assets where the Santander UK group is the lessor is described in 'Leases' below.
Santander UK Group Holdings plc    213

Annual Report 2020 | Financial statements

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
Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:
–Financial assets and financial liabilities held for trading
–Debt instruments that do not have solely payments of principal and interest (SPPI) characteristics. Otherwise, such instruments are measured at amortised cost or FVOCI, and
–Equity instruments that have not been designated as held at FVOCI.
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
Based on these factors, the Santander UK group classifies its debt instruments into one of the following measurement categories:
–Amortised cost – Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortised cost. The carrying amount of these assets is adjusted by any ECL recognised and measured as presented in Note 13. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.
–FVOCI – Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent SPPI, and that are not designated at FVTPL, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses on the instrument’s amortised cost which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Other operating income’. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method.
–FVTPL – Financial assets that do not meet the criteria for amortised cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognised in profit or loss and presented in the income statement in ‘Other operating income’ in the period in which it arises.
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
Notes to the financial statements
b) Financial assets: equity instruments
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective, being instruments that do not contain a contractual obligation to pay cash and that evidence a residual interest in the issuer’s net assets. All equity investments are subsequently measured at FVTPL, except where management has elected, at initial recognition, to irrevocably designate an equity investment at FVOCI. When this election is used, fair value gains and losses are recognised in OCI and are not subsequently reclassified to profit or loss, including on disposal. ECLs (and reversal of ECLs) are not reported separately from other changes in fair value. Dividends, when representing a return on such investments, continue to be recognised in profit or loss as other income when the right to receive payments is established. Gains and losses on equity investments at FVTPL are included in the ‘Other operating income’ line in the income statement.
c) Financial liabilities
Financial liabilities are classified as subsequently measured at amortised cost, except for:
–Financial liabilities at fair value through profit or loss: this classification is applied to derivatives and other financial liabilities designated as such at initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability)
–Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, whereby a financial liability is recognised for the consideration received for the transfer. In subsequent periods, the Santander UK group recognises any expense incurred on the financial liability, and
–Financial guarantee contracts and loan commitments.
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
–An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes
–The time value of money, and
–Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
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
a) Write-off
For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold and/or a claim made on any mortgage indemnity guarantee or other insurance. In the corporate loan portfolio, there may be occasions where a write-off occurs for other reasons, such as following a consensual restructure or refinancing of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than its face value.
Santander UK Group Holdings plc    215

Annual Report 2020 | Financial statements

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
–Contractual modifications due to financial difficulties of the borrower: where the Santander UK group modifies the contractual conditions to enable the borrower to fulfil their payment obligations, the asset is not derecognised. The gross carrying amount of the financial asset is recalculated as the present value of the renegotiated/modified contractual cash flows that are discounted at the financial asset’s original EIR and any gain or loss arising from the modification is recognised in the income statement.
–Contractual modifications for other commercial reasons: an assessment is performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement, after considering changes in the cash flows arising from the modified terms and the overall instrument risk profile. Where terms are substantially different, such modifications are treated as a new transaction resulting in derecognition of the original financial asset, and the recognition of a ‘new’ financial asset with any difference between the carrying amount of the derecognised asset and the fair value of the new asset is recognised in the income statement as a gain or loss on derecognition. Where terms are not substantially different, the carrying value of the financial asset is adjusted to reflect the present value of modified cash flows discounted at the original EIR with any gain or loss arising from modification recognised immediately in the income statement.

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
All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative, except where netting is permitted. The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement, and included within Other operating income.
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
a) Fair value hedge accounting
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet in macro hedge of interest rate risk and recognised in the income statement within other operating income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight line method over the period to maturity.
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

Santander UK Group Holdings plc    217

Annual Report 2020 | Financial statements

Securitisation transactions
The Santander UK group has entered into arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. The Santander UK group has also entered into synthetic securitisation arrangements, as part of significant risk transfer (SRT) transactions to reduce its risk-weighted assets, where undertakings have issued credit-linked notes and deposited the funds raised as collateral for credit protection in respect of specific loans and advances to customers. As the Santander UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be recognised on the balance sheet, and a liability recognised for the proceeds of the funding transaction, or in the case of SRT transactions, collateral deposited.
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
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use (after making allowance for increases in regulatory capital requirements), including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The recoverable amounts of goodwill have been based on value in use calculations.
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
The lease liability, which is included in Other liabilities on the balance sheet, is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate appropriate to the lease term. The lease liability is subsequently measured at amortised cost using the effective interest rate method. Remeasurement of the lease liability occurs if there is a change in the lease payments (when a corresponding adjustment is made to the ROU asset), the lease term or in the assessment of an option to purchase the underlying asset.
At inception, the ROU asset, which is included in Property, plant and equipment on the balance sheet, comprises the lease liability, initial direct costs and the obligations to restore the asset, less any incentives granted by the lessor. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is reviewed for impairment as for owned assets. The obligation to restore the asset is included in Provisions on the balance sheet.

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
Loan commitments are measured as the amount of the loss allowance, determined in line with IFRS 9 as set out in the Credit risk section of the Risk review.
Contingent liabilities are possible obligations whose existence will be confirmed only by certain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.
Share capital
a) Share issue costs
Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.
b) Dividends
Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.
Santander UK Group Holdings plc    219

Annual Report 2020 | Financial statements

CRITICAL JUDGEMENTS AND ACCOUNTING ESTIMATES
The preparation of the Consolidated Financial Statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the date of the Consolidated Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions. In preparing the Consolidated Financial Statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about credit impairment losses, provisions and contingent liabilities, pensions and goodwill.
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

a) Credit impairment allowance
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make judgmental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition. The impact of Covid-19 has increased the uncertainty around ECL impairment calculations, and has required management to make additional judgements and accounting estimates that affect the amount of assets and liabilities at the reporting date and the amount of income and expenses in the reporting period. The key additional judgements due to the impact of Covid-19 mainly reflect the increased uncertainty around forward-looking economic data and the need for additional post model adjustments.
Key areas of judgement in accounting estimates
The key judgements made by management in applying the ECL impairment methodology are the definition of default, forward-looking economic scenarios, probability weights, SICR thresholds, post model adjustments, internal credit risk rating for corporate borrowers and individually assessed corporate Stage 3 exposures. For more on each of these key judgements, including the impact of Covid-19 on them, see 'Management judgement applied in calculating ECL' in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.

b) Provisions and contingent liabilities
Significant judgment may be required when accounting for provisions, including in determining whether a present obligation exists and in estimating the probability and amount of any outflows. These judgments are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows. The main areas of judgement relating to provisions and contingent liabilities are set out below. For more details, see Notes 29 and 31.
Included in Regulatory and other provisions in Note 29 is an amount in respect of management’s best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints. Note 31 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows.
In addition, Note 31 includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, as well as an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. It also includes disclosure relating to certain leases in which current and former Santander UK group members were the lessor that are currently under review by HMRC in connection with claims for tax allowances.

c) Pensions
The Santander UK group operates a number of defined benefit pension schemes as described in Note 30 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.
Key areas of judgement in accounting estimates
Accounting for defined benefit pension schemes requires management to make assumptions principally about the discount rate adopted, but also about price inflation and life expectancy. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience. These are described in more detail in the ‘Actuarial assumptions’ section in Note 30.
Sensitivity of defined benefit pension scheme estimates
Had management used different assumptions, a larger or smaller pension remeasurement gain or loss would have resulted that could have had a material impact on the Santander UK group’s reported financial position. Detailed disclosures on the actuarial assumption sensitivities of the schemes can be found in the ‘Actuarial assumption sensitivities’ section of Note 30.

d) Goodwill
The carrying amount of goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Santander UK undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
Estimates include the determination of the carrying value of the Personal Financial Services Cash Generating Unit based on an allocation of regulatory capital, forecasts used for determining cash flows for Cash Generating Units and discount rates which factor in risk-free rates and applicable risk premiums, which are variables subject to fluctuations in external market rates and economic conditions beyond management’s control. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. For more on these assumptions, including changes in the assumptions that would trigger an impairment, see Note 20.
220    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of four segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies.
–Retail Banking offers a wide range of products and financial services to individuals and small businesses through our omni-channel presence comprising branches, ATMs, telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with simple banking needs and Santander Consumer Finance, predominantly a vehicle finance business.
–Corporate & Commercial Banking offers a wide range of financial services and solutions to more complex businesses across multiple sectors, typically with annual turnovers of between £2m and £500m. Service and expertise are provided by relationship managers, product specialists and through digital and telephony channels, and cover clients’ needs both in the UK and overseas.
–Corporate & Investment Banking services corporate clients with an annual turnover of £500m and above. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.
–Corporate Centre mainly includes the treasury, non-core corporate and legacy portfolios, as well as the Crown Dependencies. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy portfolios are being run-down and/or managed for value.
The segmental basis of presentation in this Annual Report has changed following a management review of our structure. As a result, customer assets of £2.0bn and customer deposits of £3.1bn have been transferred from Business Banking (in Retail Banking) to CCB, non-core corporate mortgages of £0.4bn have been transferred from Corporate Centre to CCB, and a number of smaller business lines have been transferred from CIB to Corporate Centre. This resulted in an increase in profit before tax in Retail Banking of £18m (2019: decrease of £36m), a decrease in CCB of £9m (2019: increase of £24m), a decrease in CIB of £10m (2019: decrease of £1m), and an increase of £1m in Corporate Centre (2019: increase of £13m). The net impact for Santander UK was nil.
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
Results by segment

	Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
2020	£m	£m	£m	£m	£m
Net interest income/(expense)	3,105	364	55	(87)	3,437
Non-interest income	375	93	68	(15)	521
Total operating income/(expense)	3,480	457	123	(102)	3,958
Operating expenses before credit impairment losses, provisions and charges	(1,913)	(316)	(114)	(144)	(2,487)
Credit impairment losses	(308)	(294)	(7)	(36)	(645)
Provisions for other liabilities and (charges)/release	(175)	(12)	(10)	(77)	(274)
Total operating credit impairment losses, provisions and charges	(483)	(306)	(17)	(113)	(919)
Profit/(loss) before tax	1,084	(165)	(8)	(359)	552

Revenue from external customers	4,175	549	123	(889)	3,958
Inter-segment revenue	(695)	(92)	—	787	—
Total operating income/(expense)	3,480	457	123	(102)	3,958

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	441	41	10	—	492
–Insurance, protection and investments	65	—	—	—	65
–Credit cards	67	—	—	—	67
–Non-banking and other fees(2)	15	47	66	4	132
Total fee and commission income	588	88	76	4	756
Fee and commission expense	(335)	(19)	(10)	(9)	(373)
Net fee and commission income/(expense)	253	69	66	(5)	383

Customer loans	186,476	17,626	2,784	3,483	210,369
Total assets(3)	195,142	17,626	2,784	83,512	299,064
Customer deposits	152,167	24,985	6,506	8,074	191,732
Total liabilities	152,715	25,011	6,517	98,576	282,819

Average number of full-time equivalent staff	19,151	2,092	716	180	22,139
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances.
Santander UK Group Holdings plc    221

Annual Report 2020 | Financial statements

	Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
2019	£m	£m	£m	£m	£m
Net interest income/(expense)	2,827	422	62	(16)	3,295
Non-interest income	691	109	70	5	875
Total operating income/(expense)	3,518	531	132	(11)	4,170
Operating expenses before credit impairment losses, provisions and charges	(1,980)	(324)	(130)	(92)	(2,526)
Credit impairment (losses)/releases	(156)	(45)	(22)	3	(220)
Provisions for other liabilities and charges	(290)	(22)	(16)	(115)	(443)
Total operating credit impairment losses, provisions and charges	(446)	(67)	(38)	(112)	(663)
Profit/(loss) before tax	1,092	140	(36)	(215)	981

Revenue from external customers	4,255	633	138	(856)	4,170
Inter-segment revenue	(737)	(102)	(6)	845	—
Total operating income/(expense)	3,518	531	132	(11)	4,170

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	696	49	13	—	758
–Insurance, protection and investments	76	—	—	1	77
–Credit cards	86	—	—	—	86
–Non-banking and other fees(2)	61	58	67	10	196
Total fee and commission income	919	107	80	11	1,117
Fee and commission expense	(373)	(23)	(17)	(15)	(428)
Net fee and commission income/(expense)	546	84	63	(4)	689

Customer loans	178,762	18,391	4,041	4,104	205,298
Total assets(3)	185,920	18,391	4,046	80,131	288,488
Customer deposits	142,735	20,546	6,102	8,438	177,821
Total liabilities	143,602	20,572	6,233	101,740	272,147

Average number of full-time equivalent staff	20,594	2,151	804	157	23,706

2018
Net interest income	3,076	470	69	(9)	3,606
Non-interest income	632	115	132	58	937
Total operating income	3,708	585	201	49	4,543
Operating expenses before credit impairment losses, provisions and charges	(1,914)	(318)	(203)	(128)	(2,563)
Credit impairment (losses)/releases	(135)	(8)	(14)	4	(153)
Provisions for other liabilities and charges	(228)	(16)	(8)	(8)	(260)
Total operating credit impairment losses, provisions and (charges)/releases	(363)	(24)	(22)	(4)	(413)
Profit/(loss) before tax	1,431	243	(24)	(83)	1,567

Revenue from external customers	4,361	750	245	(813)	4,543
Inter-segment revenue	(653)	(165)	(44)	862	—
Total operating income	3,708	585	201	49	4,543

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	690	49	14	—	753
–Insurance, protection and investments	105	—	—	—	105
–Credit card fees	85	—	—	—	85
–Non-banking and other fees(2)	76	65	81	5	227
Total fee and commission income	956	114	95	5	1,170
Fee and commission expense	(382)	(25)	(14)	—	(421)
Net fee and commission income	574	89	81	5	749

Customer loans	171,134	19,858	4,543	4,334	199,869
Total assets(3)	177,959	19,858	3,244	88,320	289,381
Customer deposits	139,976	19,695	4,853	7,607	172,131
Total liabilities	140,750	19,723	4,400	108,288	273,161

Average number of full-time equivalent staff	20,964	2,102	985	159	24,210
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances.
Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.
222    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
3. NET INTEREST INCOME

			Group
	2020	2019	2018
	£m	£m	£m
Interest and similar income:
Loans and advances to customers(3)	4,847	5,237	5,459
Loans and advances to banks	62	182	207
Reverse repurchase agreements – non trading	118	244	124
Other	119	309	282
Total interest and similar income(1)	5,146	5,972	6,072
Interest expense and similar charges:
Deposits by customers	(884)	(1,331)	(1,224)
Deposits by banks	(47)	(135)	(120)
Repurchase agreements – non trading	(43)	(126)	(37)
Debt securities in issue	(614)	(938)	(936)
Subordinated liabilities	(111)	(137)	(141)
Other	(10)	(10)	(8)
Total interest expense and similar charges(2)	(1,709)	(2,677)	(2,466)
Net interest income	3,437	3,295	3,606
(1)This includes £38m (2019: £155m) of interest income on financial assets at fair value through other comprehensive income.
(2)This includes £451m (2019 : £310m) of interest expense on derivatives hedging debt issuances and £3m (2019: £4m) of interest expense on lease liabilities.
(3) During 2020, we revised the accounting treatment for certain items of mortgage income to better align our policy to current practice. The net impact of these changes is not material and comparatives have not been restated. Further details are provided in Note 1 Accounting Policies.

4. NET FEE AND COMMISSION INCOME

			Group
	2020	2019	2018
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	492	758	753
Insurance, protection and investments	65	77	105
Credit cards	67	86	85
Non-banking and other fees(1)	132	196	227
Total fee and commission income	756	1,117	1,170
Total fee and commission expense	(373)	(428)	(421)
Net fee and commission income	383	689	749
(1)    Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

5. OTHER OPERATING INCOME

			Group
	2020	2019	2018
	£m	£m	£m
Net losses on financial instruments designated at fair value through profit or loss	(24)	(94)	(85)
Net gains on financial instruments mandatorily at fair value through profit or loss	64	113	23
Hedge ineffectiveness	19	8	34
Net profit on sale of financial assets at fair value through other comprehensive income	17	15	19
Income from operating lease assets	126	124	86
Other	(64)	20	111
	138	186	188

Following the implementation of our ring-fencing plans in 2018, assets and liabilities held at fair value through profit or loss, including derivatives, are predominantly used to provide customers with risk management solutions, and to manage and hedge the Santander UK group’s own risks, and do not give rise to significant overall net gains/(losses) in the income statement.
'Net gains on financial instruments mandatorily at fair value through profit or loss' includes fair value gains of £89m (2019: losses of £42m, 2018: gains of £22m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item, and amounted to losses of £88m (2019: gains of £43m, 2018: losses of £21m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of£1m (2019: £1m, 2018: £1m).
In 2019, ‘net profit on sale of financial assets at fair value through other comprehensive income’ included additional consideration of £15m in connection with the 2017 Vocalink Holdings Limited shareholding sale.
Santander UK Group Holdings plc    223

Annual Report 2020 | Financial statements

Exchange rate differences recognised in the Consolidated Income Statement on items not at fair value through profit or loss were £719m expense (2019: £1,102m income, 2018: £689m expense) and are presented in the line ‘Other'. These are principally offset by related releases from the cash flow hedge reserve of £803m income (2019: £1,021m expense, 2018: £751m income) as set out in the Consolidated Statement of Comprehensive Income, which are also presented in 'Other’. Exchange rate differences on items measured at fair value through profit or loss are included in the line items relating to changes in fair value.
In 2020, Santander UK repurchased certain securities as part of its ongoing liability management exercises, resulting in a loss of £24m.
6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

			Group
	2020	2019	2018
	£m	£m	£m
Staff costs:
Wages and salaries	845	866	905
Performance-related payments	99	160	160
Social security costs	102	112	111
Pensions costs: – defined contribution plans	67	67	66
–defined benefit plans	38	35	81
Other share-based payments	4	7	3
Other personnel costs	34	41	50
	1,189	1,288	1,376
Other administration expenses	728	693	809
Depreciation, amortisation and impairment	570	545	378
	2,487	2,526	2,563

Staff costs
’Performance-related payments’ include bonuses paid in cash and share awards granted under the Long-Term Incentive Plan and the Deferred shares bonus plan, as described in Note 37. Included in this are equity-settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Share awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2020			Costs expected to be recognised in 2021 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	2	7	9	2	9	11
Shares	2	6	8	2	9	11
	4	13	17	4	18	22

The following table shows the amount of bonus awarded to employees for the performance year 2020. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2020	2019	2020	2019	2020	2019
	£m	£m	£m	£m	£m	£m
Cash award – not deferred	79	131	—	—	79	131
–deferred	9	10	11	17	20	27
Shares award – not deferred	3	10	—	—	3	10
–deferred	8	9	11	17	19	26
Total discretionary bonus	99	160	22	34	121	194

On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and was based on a number of assumptions and the actual impact may be different. This was reflected in the income statement and in the closing net accounting surplus of the Scheme in 2018. The allowance included in the Scheme liabilities at 31 December 2020 increased by £5m (2019: £5m) to £50m (2019: £45m) to reflect the latest assumptions. This change was recognised in other comprehensive income. We work is being undertaken to consider and agree how to implement GMP equalisation.
‘Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-based payments. For more, see Note 37.
The average number of full-time equivalent staff was 22,139 (2019: 23,706, 2018: 24,210).The increase in staff numbers in 2018 reflected Santander UK plc’s acquisition of Santander UK Operations Ltd (formerly Geoban UK Ltd, a subsidiary of Geoban SA) and Santander UK Technology Ltd (formerly Isban UK Ltd, a subsidiary of Ingenieria de Software Bancario SL).

224    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
Depreciation, amortisation and impairment
In 2020, depreciation, amortisation and impairment was impacted by operating lease depreciation of £92m (2019: £103m) on operating lease assets (where the Santander UK group is the lessor) with a net book value of £542m at 31 December 2020 (2019: £574m). It was also impacted by depreciation of £59m (2019: £61m) on right-of-use assets with a net book value of £103m at 31 December 2020 (2019: £153m), following the adoption of IFRS 16 on 1 January 2019.
Other administration expenses
'Other administration expenses' includes £10m (2019: £13m) expenses related to short-term leases.
7. AUDIT AND OTHER SERVICES

			Group
	2020	2019	2018
	£m	£m	£m
Audit fees:
Fees payable to the Company's auditor and its associates for the audit of the Santander UK group's annual accounts	10.5	8.5	7.7
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
–Audit of the Santander UK group’s subsidiaries	1.8	1.9	1.6
Total audit fees(1)	12.3	10.4	9.3
Non-audit fees:
Audit-related assurance services(2)	1.7	1.7	2.2
Other assurance services	0.5	0.4	0.1
Other non-audit services	—	0.2	1.0
Total non-audit fees	2.2	2.3	3.3
(1)2020 audit fees included £0.8m (2019: £0.3m) which related to the prior year.
(2)    2020 audit-related assurance services included £ nil (2019: £nil) which related to the prior year.
Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.5m (2019: £0.5m, 2018: £0.5m).
Audit-related assurance services mainly comprises services performed in connection with review of the interim financial information of the Company and reporting to the Company's UK regulators.
Of the total non-audit fees, £1.2m (2019: £1.6m, 2018: £1.1m) accords with the definition of "Audit Fees" per US Securities and Exchange Commission (SEC) guidance, £1.0m (2019: £0.5m, 2018: £1.1m) accords with the definition of "Audit related fees" per that guidance and £nil (2019: £0.2m, 2018: £1.1m) accords with the definition of "All other fees" per that guidance.
In 2020, the Company’s auditors earned £24,000 fees (2019: no fees, 2018: £150,000) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.

8. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

			Group
	2020	2019	2018
	£m	£m	£m
Credit impairment losses:
Loans and advances to customers	672	238	189
Recoveries of loans and advances, net of collection costs	(24)	(40)	(42)
Off-balance sheet exposures (See Note 29)	(3)	22	6
	645	220	153
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 29)	268	437	260
Provisions for residual value and voluntary termination	6	6	—
	274	443	260
	919	663	413

In 2020 and 2019 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.
Santander UK Group Holdings plc    225

Annual Report 2020 | Financial statements

9. TAXATION

			Group
	2020	2019	2018
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	105	255	413
Adjustments in respect of prior years	(27)	(30)	(22)
Total current tax	78	225	391
Deferred tax:
Charge for the year	35	51	11
Adjustments in respect of prior years	1	(4)	1
Total deferred tax	36	47	12
Tax on profit	114	272	403

The standard rate of UK corporation tax was 27% for banking entities and 19% for non-banking entities (2019: 27% for banking entities and 19% for non-banking entities; 2018: 27% for banking entities and 19% for non-banking entities) following the introduction of an 8% surcharge to be applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Finance Act 2016 introduced a reduction in the standard rate of corporation tax rate to 17% from 2020 but this was reversed in the UK Budget in March 2020. As a result, the standard rate of corporation tax remains at 19% and the effect of the increase of 2% over that expected at 31 December 2019 has been reflected in the opening deferred tax balance at 1 January 2020.

The Santander UK group’s effective tax rate for 2020 was 20.7% (2019: 27.7%, 2018: 25.7%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

			Group
	2020	2019	2018
	£m	£m	£m
Profit before tax	552	981	1,567
Tax calculated at a tax rate of 19% (2019: 19%, 2018: 19%)	105	186	298
Bank surcharge on profits	28	64	111
Non-deductible preference dividends paid	8	8	8
Non-deductible UK Bank Levy	20	24	20
Non-deductible conduct remediation, fines and penalties	(4)	44	6
Other non-deductible costs and non-taxable income	23	29	26
Effect of change in tax rate on deferred tax provision	6	(10)	(2)
Tax relief on dividends in respect of other equity instruments	(40)	(39)	(43)
Adjustment to prior year provisions	(32)	(34)	(21)
Tax charge	114	272	403

Current tax assets and liabilities
Movements in current tax assets and liabilities during the year were as follows:

		Group
	2020	2019
	£m	£m
Assets	186	106
Liabilities	—	—
At 1 January	186	106
Income statement charge	(78)	(225)
Other comprehensive income (charge)/credit	1	(3)
Corporate income tax paid	161	309
Other movements	1	(1)
	271	186
Assets	271	186
Liabilities	—	—
At 31 December	271	186

The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities together with the effects of movements in deferred tax, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.
Santander UK proactively engages with HM Revenue & Customs to resolve tax matters relating to prior years. The accounting policy for recognising provisions for such matters are described in Note 1. It is not expected that there will be any material movement in such provisions within the next 12 months. Santander UK adopted the Code of Practice on Taxation for Banks in 2010. For more on this, see our Tax Strategy at www.santander.co.uk/about-santander/sustainability/taxation-strategy.
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

							Group
	Fair value of financial instruments	Pension remeasurement	Cash flow hedges	Fair value reserve	Tax losses carried forward	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	(52)	(98)	(58)	(8)	13	18	40	(145)
Income statement (charge)/ credit	(13)	(62)	—	—	2	21	16	(36)
Transfers/reclassifications	—	—	12	—	—	—	(15)	(3)
Credited/(charged) to other comprehensive income	—	133	(54)	(2)	—	—	—	77
At 31 December 2020	(65)	(27)	(100)	(10)	15	39	41	(107)

At 1 January 2019	(51)	(182)	(43)	(12)	20	(4)	61	(211)
Income statement (charge)/credit	(1)	(47)	—	—	(7)	22	(14)	(47)
Transfers/reclassifications	—	—	22	4	—	—	(26)	—
Credited/(charged) to other comprehensive income	—	131	(37)	—	—	—	19	113
At 31 December 2019	(52)	(98)	(58)	(8)	13	18	40	(145)

The deferred tax assets and liabilities above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s three-year plan (described in Note 20) would not cause a reduction in the deferred tax assets recognised. At 31 December 2020, the Santander UK group had a recognised deferred tax asset in respect of UK capital losses carried forward of £12m (2019: £11m) included within tax losses carried forward. There are no unrecognised deferred tax assets on capital losses carried forward (2019: £nil).

10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:

			Group			Group
	2020	2019	2018	2020	2019	2018
	Pence per share	Pence per share	Pence per share	£m	£m	£m
In respect of current year – first interim	1.46	1.95	3.54	103	138	250
– second interim	—	1.76	9.46	—	124	668
– third interim	—	—	2.90	—	—	205
	1.46	3.71	15.90	103	262	1,123

Following the PRA's announcement regarding the resumption of dividend payments, an interim dividend of £103m for 2020 was paid in December 2020.
In 2018, in addition to the interim dividends of £250m and £205m, we also paid a dividend of £668m that related to the ring-fencing transfers to Banco Santander, London Branch.

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
For information on how the Santander UK group is managing the transition to alternative benchmark interest rates, see ‘Managing LIBOR transition’ in the Banking market risk section of the Risk review and Note 43 Interest Rate Benchmark Reform.

Santander UK Group Holdings plc    227

Annual Report 2020 | Financial statements

b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2020			2019
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	15,465	395	431	14,249	136	199
Interest rate contracts	40,630	926	837	47,045	754	566
Equity and credit contracts	1,319	124	83	2,583	292	167
Total derivatives held for trading	57,414	1,445	1,351	63,877	1,182	932
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	789	84	6	1,482	166	2
Interest rate contracts	93,748	1,225	1,885	94,550	1,022	1,488
Equity derivative contracts	—	—	—	—	—	—
	94,537	1,309	1,891	96,032	1,188	1,490
Designated as cash flow hedges:
Exchange rate contracts	27,020	1,978	409	28,502	2,023	462
Interest rate contracts	19,407	467	23	17,451	184	35
Equity derivative contracts	13	6	—	49	—	4
	46,440	2,451	432	46,002	2,207	501
Total derivatives held for hedging	140,977	3,760	2,323	142,034	3,395	1,991
Derivative netting(1)		(1,754)	(1,754)		(1,214)	(1,214)
Total derivatives	198,391	3,451	1,920	205,911	3,363	1,709
(1)    Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £330m (2019: £222m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £651m (2019: £629m).

For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 41.
The reduction in the notional value of interest rate derivatives held for trading reflected the completion of a series of derivative trade compressions to reduce our gross LIBOR exposure.
The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional
		Traded over the counter			Asset		Liability
	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total	Traded on recognised exchanges	Traded over the counter	Traded on recognised exchanges	Traded over the counter
2020	£m	£m	£m	£m	£m	£m	£m	£m
Exchange rate contracts	—	—	43,274	43,274	—	2,457	—	846
Interest rate contracts	—	144,343	9,442	153,785	—	864	—	991
Equity and credit contracts	—	—	1,332	1,332	—	130	—	83
	—	144,343	54,048	198,391	—	3,451	—	1,920

2019
Exchange rate contracts	—	—	44,233	44,233	—	2,325	—	663
Interest rate contracts	—	131,538	27,508	159,046	—	747	—	876
Equity and credit contracts	—	—	2,632	2,632	—	291	—	170
	—	131,538	74,373	205,911	—	3,363	—	1,709

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
The interest rate risk component is the change in fair value of the fixed rate debt due to changes in the benchmark LIBOR rate or risk free rate. The foreign exchange component is the change in the fair value of the fixed rate debt issuance due to changes in foreign exchange rates prevailing from the time of execution. Effectiveness is assessed by using linear regression techniques to compare changes in the fair value of the debt caused by changes in the benchmark interest rate and foreign exchange rates, with changes in the fair value of the interest rate swaps and/or cross currency swaps.
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
.The equity price risk is the change in cash flows arising from the change in share price over time. Santander UK established the hedge ratio by matching the notional of the derivative with the notional of the employee share options being hedged. Effectiveness is assessed by comparing the changes in fair value of the share options with changes in the fair value of the employee share options by using a hypothetical derivative method.
During 2020, due to changes in the Banco Santander share price the outgoing cashflows relating to schemes prior to the 2020 sharesave schemes are no longer expected to occur.
LIBOR Reform
Details of the notional value of hedging instruments by benchmark interest rate impacted by IBOR reform are disclosed in Note 43.

Hedge effectiveness measurement
Hedge effectiveness is assessed by using either dollar offset or linear regression techniques to compare changes in the fair value of the hedged item attributable to changes in the designated hedged risk and the hedging instrument. For cash flow hedges, a hypothetical derivative method is used to model the cash flows of the hedged item.
Possible sources of hedge ineffectiveness
For both fair value and cash flow hedges, hedge ineffectiveness can arise from hedging derivatives with a non-zero fair value at the date of initial designation. In addition, for:
Fair value hedges
Hedge ineffectiveness can also arise due to differences in discounting between the hedged item and the hedging instrument as cash collateralised swaps discount using Overnight Indexed Swaps discount curves not applied to the hedged item; and where counterparty credit risk impacts the fair value of the derivative but not the hedged item. For portfolio hedges of interest rate risk, it can also arise due to differences in the expected and actual volume of prepayments.
Cash flow hedges
Hedge ineffectiveness can also arise due to differences in the timing of cash flows between the hedged item and the hedging instrument. For micro hedges of interest rate risk, it can also arise due to differences in the basis of cash flows between the hedged item and the hedging instrument. For hedges of equity risk on cash settled share-based transactions, it can also arise due to changes in the expected number of Sharesave options to be exercised.

Santander UK Group Holdings plc    229

Annual Report 2020 | Financial statements

Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2020	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal Amount (£m)	2,429	7,617	27,791	47,749	7,889	93,475
	Average fixed interest rate - GBP	0.69%	0.65%	0.82%	0.73%	3.61%	—
	Average fixed interest rate - EUR	1.18%	0.23%	3.02%	0.98%	2.34%	—
	Average fixed interest rate - USD	1.87%	1.72%	2.89%	2.49%	4.16%	—
Interest rate/FX risk	Exchange rate contracts - Nominal Amount (£m)	—	—	132	461	196	789
	Interest rate contracts - Nominal Amount (£m)	—	—	—	236	37	273
	Average GBP - EUR exchange rate	—	—	1.1405	1.1700	1.1669	—
	Average GBP - USD exchange rate	—	—	—	—	—	—
	Average fixed interest rate - EUR	—	—	4.64%	1.78%	3.56%	—
	Average fixed interest rate - USD	—	—	—	—	—	—
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal Amount (£m)	—	897	2,528	7,964	1,061	12,450
	Average fixed interest rate - GBP (%)	—	0.46%	0.57%	1.45%	1.33%	—
FX risk	Exchange rate contracts- Nominal Amount (£m)	1,439	2,015	3,877	7,113	1,119	15,563
	Interest rate contracts- Nominal Amount (£m)	—	—	—	366	—	366
	Average GBP - JPY exchange rate	—	137.9769	135.6073	132.2714	—	—
	Average GBP - EUR exchange rate	—	—	—	1.1629	1.1787	—
	Average GBP - USD exchange rate	1.2931	1.3164	1.3231	1.3039	—	—
Equity risk	Equity derivative contracts - Nominal Amount (£m)	—	—	—	12	1	13
Interest rate/FX risk	Exchange rate contracts - Nominal Amount (£m)	732	—	2,583	6,550	1,592	11,457
	Interest rate contracts - Nominal Amount (£m)	732	—	882	4,062	915	6,591
	Average GBP - EUR exchange rate	—	—	1.3543	1.2525	1.1965	—
	Average GBP - USD exchange rate	1.4649	—	—	1.6085	1.3811	—
	Average fixed interest rate - GBP (%)	2.01%	—	3.18%	2.48%	3.39%	—

2019
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal Amount (£m)	4,354	5,804	27,405	43,652	13,099	94,314
	Average fixed interest rate - GBP	0.77%	0.90%	0.88%	1.33%	3.00%	—
	Average fixed interest rate - EUR	(0.41)%	0.29%	2.21%	1.36%	2.36%	—
	Average fixed interest rate - USD	—	1.54%	1.99%	2.69%	4.56%	—
Interest rate/FX risk	Exchange rate contracts - Nominal Amount (£m)	—	755	—	317	410	1,482
	Interest rate contracts - Nominal Amount (£m)	—	—	—	18	218	236
	Average GBP - EUR exchange rate	—	—	—	1.1781	1.1603	—
	Average GBP - USD exchange rate	—	1.5110	—	—	—	—
	Average fixed interest rate - EUR	—	—	—	3.52%	2.12%	—
	Average fixed interest rate - USD	—	2.38%	—	—	—	—
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal Amount (£m)	—	339	1,066	4,671	500	6,576
	Average fixed interest rate - GBP (%)	—	0.76%	0.82%	1.46%	0.40%	—
FX risk	Exchange rate contracts- Nominal Amount (£m)	1,187	2,119	3,758	5,217	—	12,281
	Interest rate contracts- Nominal Amount (£m)	—	—	—	755	—	755
	Average GBP - JPY exchange rate	—	145.9275	143.0857	140.8152	—	—
	Average GBP - EUR exchange rate	—	1.1444	1.1167	1.1526	—	—
	Average GBP - USD exchange rate	1.2856	1.2624	1.2925	1.2991	—	—
Equity risk	Equity derivative contracts - Nominal Amount (£m)	—	—	7	41	1	49
Interest rate/FX risk	Exchange rate contracts - Nominal Amount (£m)	812	—	3,367	8,009	4,033	16,221
	Interest rate contracts - Nominal Amount (£m)	—	—	3,121	4,829	2,170	10,120
	Average GBP - EUR exchange rate	1.2742	—	1.1689	1.3114	1.2090	—
	Average GBP - USD exchange rate	—	—	1.5357	1.5811	1.4499	—
	Average fixed interest rate - GBP (%)	2.49%	—	2.16%	2.87%	2.96%	—
230    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements

Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2020	2019	2018
	£m	£m	£m
Fair value hedging:
(Losses)/gains on hedging instruments	(299)	(360)	4
Gains/(losses) on hedged items attributable to hedged risks	364	414	75
Fair value hedging ineffectiveness	65	54	79
Cash flow hedging ineffectiveness	(46)	(46)	(45)
	19	8	34

Hedge ineffectiveness can be analysed by risk category as follows:

						Group
			2020			2019
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
	£m	£m	£m	£m	£m	£m
Fair value hedges:
Interest rate risk	(358)	384	26	(264)	284	20
Interest rate/FX risk	59	(20)	39	(96)	130	34
	(299)	364	65	(360)	414	54

									Group
					2020				2019
		Hedging Instruments				Hedging Instruments
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI	Recognised in income statement	Reclassified from reserves to income	Change in FV	Recognised in OCI	Recognised in income statement	Reclassified from reserves to income
		£m	£m	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk	Net interest income	185	(179)	6	33	34	(33)	1	13
FX risk	Net interest income/other operating income	(42)	38	(4)	2	(333)	329	(4)	(316)
Equity risk	Operating expenses	2	(2)	—	(5)	(7)	7	—	(9)
Interest rate/FX risk	Net interest income/other operating income	782	(830)	(48)	773	(604)	561	(43)	(709)
		927	(973)	(46)	803	(910)	864	(46)	(1,021)

In 2020, cash flow hedge accounting of £57m (2019: £4m) had to cease due to the hedged cash flows no longer being expected to occur.
The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2020	2019
	£m	£m
Balance at 1 January	479	322
Effective portion of changes in fair value:
– Interest rate risk	179	33
– Foreign currency risk	(38)	(329)
– Equity risk	2	(7)
– Interest rate/foreign currency risk	830	(561)
	973	(864)
Income statement transfers:
– Interest rate risk	(33)	(13)
– Foreign currency risk	(2)	316
– Equity risk	5	9
– Interest rate/foreign currency risk	(773)	709
	(803)	1,021
Balances at 31 December	649	479

Santander UK Group Holdings plc    231

Annual Report 2020 | Financial statements

Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2020					2019
		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	54,118	—	1,202	904	332	43,098	—	870	630	258
Other financial assets at amortised cost	772	—	36	13	121	6,627	—	142	121	83
Reverse repos – non trading	12,149	—	1	—	3	17,121	—	(2)	—	(2)
Other financial assets at FVOCI	5,129	155	—	74	88	5,944	102	—	82	125
Deposits by customers	(4,305)	(15)	(10)	(10)	(13)	(6,261)	—	4	—	3
Deposits by banks	—	—	—	—	—	(517)	(16)	—	(17)	(1)
Debt securities in issue	(8,889)	(518)	(137)	(305)	(120)	(11,782)	(388)	(166)	(311)	(163)
Subordinated liabilities	(636)	(185)	(41)	(166)	(27)	(707)	(181)	(48)	(204)	(19)
Interest rate/FX risk:
Other financial assets at FVOCI	299	5	—	—	15	241	3	—	—	(4)
Debt securities in issue	(621)	(94)	—	(76)	(34)	(1,396)	(135)	—	(122)	136
Subordinated liabilities	3	3	—	3	(1)	7	7	—	7	(2)
	58,019	(649)	1,051	437	364	52,375	(608)	800	186	414

							Group
				2020			2019
		Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
	Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:	Loans and advances to customers	(183)	165	1	(34)	21	(11)
	Loans and advances to banks	(2)	1	—	(2)	—	—
	Reverse repurchase agreements – non trading	(2)	1	—	—	—	—
	Deposits by banks	7	(2)	—	3	(2)	—
	Repurchase agreements – non trading	1	(1)	—	—	—	—
FX risk:	Other financial assets at FVOCI	40	6	—	(122)	3	—
	Not applicable – highly probable forecast transactions	33	3	—	267	2	—
	Deposits by customers	(7)	—	—	3	—	—
	Deposits by banks	—	—	—	4	—	—
	Debt securities in issue	(13)	(46)	—	177	(3)	—
	Repurchase agreements – non trading	(15)	—	—	—	—	—
Equity risk:	Other liabilities	(2)	6	—	7	(2)	(1)
Interest rate/FX risk:	Debt securities in issue/loans and advances to customers	(701)	322	(2)	630	280	20
	Subordinated liabilities/loans and advances to customers	(130)	194	—	(69)	180	—
		(974)	649	(1)	864	479	8

232    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2020	2019
	£m	£m
Loans and advances to customers:
Loans to housing associations	13	12
Other loans	579	528
	592	540
Debt securities	112	298
Equity securities	130	135
Reverse repurchase agreements - non trading	—	—
	834	973

For the Santander UK group, other financial assets at FVTPL comprised £508m (2019: £465m) of financial assets designated at FVTPL and £325m (2019:£509m) of financial assets mandatorily held at FVTPL.
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
In 2019 £2.1bn of senior tranches of credit linked notes related to an SRT securitisation, which were previously classified as debt securities in the table above, were presented on a net basis. This followed a deed of amendment, including a legal right of set-off between the principal amounts of the senior tranches of credit linked notes and the related cash deposits included as collateral in Note 36. At 31 December 2020, the amount of this netting was £825m (2019: £1.5bn).
The net (loss)/gain in the year attributable to changes in credit risk for loans and advances at fair value through profit or loss was £nil (2019: £nil, 2018: £(1)m). The cumulative net loss attributable to changes in credit risk for loans and advances at fair value through profit or loss at 31 December 2020 was £2m (2019: £2m).

13. LOANS AND ADVANCES TO CUSTOMERS

		Group
	2020	2019
	£m	£m
Loans secured on residential properties	170,089	165,645
Corporate loans	24,474	27,043
Finance leases	6,554	6,264
Secured advances	—	—
Other unsecured loans	10,169	7,188
Amounts due from fellow Banco Santander subsidiaries and joint ventures	2,249	2,204
Loans and advances to customers	213,535	208,344
Credit impairment loss allowances on loans and advances to customers	(1,303)	(785)
RV and voluntary termination provisions on finance leases	(54)	(61)
Net loans and advances to customers	212,178	207,498

For movements in expected credit losses, see the Credit risk section of the Risk review.
Finance lease and hire purchase contract receivables may be analysed as follows:

	Group
	2020			2019
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	3,468	(297)	3,171	3,060	(303)	2,757
Later than one year and not later than two years	1,829	(173)	1,656	2,046	(207)	1,839
Later than two years and not later than three years	1,099	(106)	993	1,157	(119)	1,038
Later than three years and not later than four years	575	(55)	520	541	(54)	487
Later than four years and not later than five years	231	(25)	206	41	(4)	37
Later than five years	8	—	8	147	(41)	106
	7,210	(656)	6,554	6,992	(728)	6,264
The prior year analysis by maturity in the table above has been restated to conform with the current year presentation.
Santander UK Group Holdings plc    233

Annual Report 2020 | Financial statements

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £3,552m (2019: £3,512m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of £nil (2019: £nil, 2018: £nil) was earned during the year, which was classified in ‘Interest and similar income’. Finance income on the net investment in finance leases was £308m (2019: £299m, 2018: £346m).
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

14. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection vehicles.

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
In April 2020, Santander UK plc followed FCA guidance on how they expect mortgage lenders and administrators to treat customers fairly during the Covid-19 pandemic and restructured all its securitisations to accommodate its obligations as servicer under the principles set out in the FCA Handbook and Mortgage Conduct of Business rules.
The granting of payment holidays to any securitised loans results in a corresponding decrease in revenue receipts available to the trust company to distribute to the funding entity on each distribution date. To mitigate the potential impact to the securitisations, the qualifying structured entities were amended to direct a cash payment to the funding entity in an amount equal to the funding entity's share of the aggregate amount of the interest that would have been due on any loans which are the subject of a payment holiday. To effect such cash payment, Santander UK plc’s share of revenue receipts is reduced by such amount and the funding entity's share of revenue receipts increased accordingly, making the impact neutral to the securitisation.

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
Notes to the financial statements
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2020 and 2019 are listed below.

	Gross assets		External notes in issue		Notes issued to Santander UK plc/subsidiaries as collateral
	2020	2019	2020	2019	2020	2019
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	3,073	4,262	829	1,931	334	463
–Fosse	2,258	3,708	290	295	1,402	1,404
–Langton	2,782	3,076	—	—	2,355	2,354
	8,113	11,046	1,119	2,226	4,091	4,221
Other asset-backed securitisation structures:
–Motor	189	490	104	324	97	197
–Auto ABS UK Loans	1,460	1,532	1,107	1,229	361	368
	1,649	2,022	1,211	1,553	458	565
Total securitisation programmes	9,762	13,068	2,330	3,779	4,549	4,786
Covered bond programmes
–Euro 35bn Global Covered Bond Programme	23,670	23,323	19,285	19,004	—	—
Total securitisation and covered bond programmes	33,432	36,391	21,615	22,783	4,549	4,786
Less: held by Santander UK group:
–Euro 35bn Global Covered Bond Programme			—	—
Total securitisation and covered bond programmes (See Note 26)			21,615	22,783
The following table sets out the internal and external issuances and redemptions in 2020 and 2019 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	2020	2019	2020	2019	2020	2019	2020	2019
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
–Holmes	—	—	—	—	0.3	—	0.9	1.1
–Fosse	—	1.4	—	0.1	—	—	—	—
–Langton	—	—	—	—	—	—	—	—
Other asset-backed securitisation structures:
–Motor	—	—	—	—	0.1	0.2	0.2	0.4
–Auto ABS UK Loans	—	0.1	0.3	0.2	—	0.1	0.1	0.2
Covered bond programme	—	—	3.0	2.9	—	0.5	2.7	1.5
	—	1.5	3.3	3.2	0.4	0.8	3.9	3.2

Holmes Funding Ltd has a beneficial interest of £1.0bn (2019: £2.1bn) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1.7bn (2019: £1.7bn) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
Langton Funding (No.1) Ltd has a beneficial interest of £2.4bn (2019: £2.4bn) in the residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd belongs to Santander UK plc.
The Holmes securitisation companies have cash deposits of £186m (2019: £283m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.
Fosse Master Issuer plc has cash deposits of £nil (2019: £nil), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.
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
Santander UK Group Holdings plc    235

Annual Report 2020 | Financial statements

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2020		2019
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	1,597	(1,340)	7,592	(6,739)
Securities lending agreements	918	(752)	195	(143)
Securitisations (See Notes 14 and 26)	6,980	(2,330)	9,992	(3,779)
	9,495	(4,422)	17,779	(10,661)

16. REVERSE REPURCHASE AGREEMENTS – NON TRADING

		Group
	2020	2019
	£m	£m
Agreements with banks	1,258	2,161
Agreements with customers	18,341	21,475
	19,599	23,636

17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2020	2019
	£m	£m
Asset backed securities	491	532
Debt securities	672	6,524
	1,163	7,056

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

18. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

		Group
	2020	2019
	£m	£m
Debt securities	8,929	9,691
Loans and advances to customers	21	56
	8,950	9,747

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

19. INTERESTS IN OTHER ENTITIES

		Group
	2020	2019
	£m	£m
Joint Ventures	172	117
	172	117
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
Notes to the financial statements
a) Interests in subsidiaries
The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration.SFS has branch offices in Jersey and the Isle of Man.
Subsidiaries with significant non-controlling interests
The only subsidiary with significant non-controlling interests is PSA Finance UK Limited, which operates in the UK. In 2020 and 2019, the proportion of ownership interests and voting rights held by non-controlling interests was 50%.

	2020	2019
	£m	£m
Profit attributable to non-controlling interests	19	19
Accumulated non-controlling interests of the subsidiary	162	160
Dividends paid to non-controlling interests	15	12
Summarised financial information:
Total assets	3,451	3,228
Total liabilities	3,127	2,905
Profit for the year	38	40
Total comprehensive income for the year	33	40
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
i) Guaranteed Investment Products 1 PCC Limited (GIP)
All protected cells in GIP, a Guernsey-incorporated, closed-ended, protected cell company, were redeemed in 2020 with the final redemption taking place on 31 December 2020. Santander Guarantee Company, a Santander UK group company, guaranteed the shareholders of cells a fixed return on their investment and/or the investment amount on redemption. As Santander UK has no remaining exposure to the variable risks and returns through Santander Guarantee Company’s guarantee, it no longer consolidates GIP.
ii) Motor Securities 2018-1 Designated Activity Company (Motor 2018)
Motor 2018 is a credit protection entity, and a Designated Activity Company limited by shares, incorporated in Ireland. It has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans. Motor 2018 is consolidated as Santander UK holds a variable interest by retaining the junior tranche of notes issued by the entity.
b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In 2020, Santander UK’s share in the profit after tax of its joint ventures was £20m (2019: £30m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2020, the carrying amount of Santander UK’s interest was £172m (2019: £117m). At 31 December 2020 and 2019, the joint ventures had no commitments and contingent liabilities.
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
i) Santander (UK) Common Investment Fund
The Santander (UK) Common Investment Fund (the Fund) is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by Santander UK, but its assets of £13,553m (2019: £12,446m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 30. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established three (2019: four) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans. Senior credit linked notes, which amounted to £2,160m (2019: £3,766m), are issued to, and held by, Santander UK. Junior credit linked notes, which amounted to £678m (2019: £825m), are all held by third party investors and suffer the first losses incurred in the referenced portfolios. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection. The senior credit linked notes, along with the deposits and associated guarantees, are presented on a net basis, to reflect a legal right of set-off between the principal amounts of senior notes and the cash deposits. Deposits and associated guarantees in respect of the junior credit linked notes are included in ‘Deposits by customers’ (see Note 23). The entities are not consolidated by Santander UK because the third party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities. No assets are transferred to, or income received from, these entities. Since the credit linked notes (including those held by Santander UK) are fully cash collateralised, Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the entities in connection with the credit protection outlined above.
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
Santander UK Group Holdings plc    237

Annual Report 2020 | Financial statements

20. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Net book value
	£m	£m	£m
At 31 December 2019, 1 January 2020 and 31 December 2020	1,285	(82)	1,203

Impairment of goodwill
In 2020 and 2019, no impairment of goodwill was recognised. Goodwill is tested for impairment annually at 30 November, with a review for indicators of impairment at 30 June and 31 December. Goodwill is tested for impairment if reviews identify an indicator of impairment or when events or changes in circumstances dictate.
At 30 November 2020, the annual review identified the continuing uncertainty created by the Covid-19 pandemic and its potential impact on the carrying value of goodwill as indicators of impairment for all cash-generating units (CGUs). As a result, management performed an updated impairment test at 31 December 2020 for all CGUs.

Basis of the recoverable amount
The recoverable amount of all CGUs was determined based on its value in use (VIU) at each testing date for 2020 and 2019. For each CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each CGU are set out below.
Key assumptions in the VIU calculation.

	Goodwill		Discount rate		Growth rate beyond initial cash flow projections
	2020	2019	2020	2019	2020	2019
CGU	£m	£m	%	%	%	%
Personal financial services	1,169	1,169	13.6	9.8	1.6	1.6
Private banking	30	30	8.9	9.8	1.6	1.6
Other	4	4	13.6	9.8	1.6	1.6
	1,203	1,203

The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macro-economic outlook. For the goodwill impairment tests conducted at 31 December 2020, the determination of the carrying value of the Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2023. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of Covid-19 on the UK economic environment and the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2020, see the Credit risk – Santander UK group level section of the Risk review.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2020.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (CAPM). The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement.
Growth rate beyond initial cash flow projections
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the cash flows in perpetuity because of the long-term perspective of CGUs. In line with the accounting requirements, management uses the UK Government’s official estimate of UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business.

238    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
Sensitivities of key assumptions in calculating VIU
The VIU of each CGU remains higher than the carrying value of the related goodwill. However, at 31 December 2020, the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount, although no reasonably possible changes in any of the key assumptions would have resulted in an impairment.
The table below presents a summary of the key assumptions underlying the most sensitive inputs to the model for the Personal Financial Services CGU, the key risks associated with each and details of a reasonably possible change in assumptions that could result in an impairment.
The VIU calculation is not sensitive to the UK long-term average GDP growth rate assumption given the amount of headroom as the increased profit after tax generated by growth of the business is mostly offset by the need to retain more profit to meet increased regulatory capital requirements driven by the growth in assets.
Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	–Cash flow projections	–BoE Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Persistent low interest rate environment –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 5%.
	–Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points.

Sensitivity of VIU changes to current assumptions to achieve nil headroom
Although there was no impairment of goodwill at 31 December 2020, the amount by which the Personal Financial Services CGU’s recoverable amount exceeds the carrying value (the headroom) reduced and the test is now sensitive to some of the assumptions used. The changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
CGU	£m	£m	£m	bps	%
Personal Financial Services	6,758	8,602	1,844	239	22

At 31 December 2019, there were no reasonably possible changes in any of the key assumptions that would have resulted in an impairment.

b) Other intangibles

			Group
	Cost	Accumulated amortisation / impairment	Net book value
	£m	£m	£m
At 1 January 2020	1,263	(690)	573
Additions	101	—	101
Disposals	(47)	47	—
Charge	—	(198)	(198)
Impairment	—	(30)	(30)
At 31 December 2020	1,317	(871)	446

At 1 January 2019	1,099	(488)	611
Additions	178	—	178
Disposals	(14)	—	(14)
Charge	—	(192)	(192)
Impairment	—	(10)	(10)
At 31 December 2019	1,263	(690)	573

Other intangibles which consist of computer software, include computer software under development of £99m (2019: £197m), of which £68m is internally generated (2019: £123m).

Santander UK Group Holdings plc    239

Annual Report 2020 | Financial statements

21. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(3)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2020	1,275	1,442	439	738	214	4,108
Additions	61	24	2	185	10	282
Disposals	(61)	(104)	(5)	(203)	(2)	(375)
At 31 December 2020	1,275	1,362	436	720	222	4,015
Accumulated depreciation:
At 1 January 2020	457	1,022	434	164	60	2,137
Charge for the year(2)	80	111	—	92	59	342
Disposals	(46)	(80)	—	(78)	—	(204)
At 31 December 2020	491	1,053	434	178	119	2,275
Net book value	784	309	2	542	103	1,740

Cost:
At 1 January 2019(1)	1,295	1,405	438	604	211	3,953
Additions	5	66	1	251	4	327
Disposals	(25)	(29)	—	(117)	(1)	(172)
At 31 December 2019	1,275	1,442	439	738	214	4,108
Accumulated depreciation:
At 1 January 2019	432	908	434	134	—	1,908
Charge for the year	39	162	—	81	60	342
Disposals	(14)	(48)	—	(51)	—	(113)
At 31 December 2019	457	1,022	434	164	60	2,137
Net book value	818	420	5	574	154	1,971
(1) Represents the value of the right-of-use assets, principally premises, recognised on 1 January 2019 upon adoption of IFRS 16.
(2) Following a review of the estimated useful lives of property as part of Santander UK's transformation program, the charge for the year includes accelerated property depreciation of £9m (2019: £2m).
(3) Property, plant and equipment includes assets under construction of £55m (2019: £16m).
The Santander UK group leases properties, vehicles and other equipment which are classified as operating leases because they do not transfer substantially all of the risks and rewards incidental to ownership of the assets. Short-term leases are excluded. See the accounting policy in Note 1.
22. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2020	2019
	£m	£m
US$30bn Euro Medium Term Note Programme	102	159
Structured Notes Programmes	805	809
Eurobonds	150	137
Structured deposits	375	435
Collateral and associated financial guarantees	2	173
Repurchase agreements - non trading	—	—
	1,434	1,713
For the Santander UK group all (2019: all) of the other financial liabilities at fair value through profit or loss were designated as such.
Collateral and associated financial guarantees in the table above represent collateral received, together with associated credit protection guarantees, in respect of the proceeds of the retained senior tranches of credit linked notes described in Note 12. The financial guarantees are valued using the same parameters as the related credit linked notes, such that changes in the respective valuations are offset exactly, and there is no charge or credit to the income statement. In 2019 £2.1bn of cash deposits, which were previously included within collateral and associated financial guarantees in the table above, were presented on a net basis. This followed a deed of amendment, including a legal right of set-off between the principal amounts of senior tranches of credit linked notes, classified as debt securities in Note 12, and the cash deposits. At 31 December 2020 the amount of this netting was £825m (2019: £1.5bn). For more, see ‘Credit protection entities’ in Note 19.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £3m (2019: £77m loss, 2018: £84m gain). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2020 was £3m (2019: £nil).
At 31 December 2020, the amount that would be required to be contractually paid at maturity of the securities above was £11m higher (2019: £4m lower) than the carrying value.

240    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
23. DEPOSITS BY CUSTOMERS

		Group
	2020	2019
	£m	£m
Demand and time deposits(1)	191,774	177,772
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,314	1,234
	193,088	179,006
(1)Includes equity index-linked deposits of £577m (2019: £1,139m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £577m and £2m (2019: £1,139m and £18m) respectively.

24. DEPOSITS BY BANKS

		Group
	2020	2019
	£m	£m
Items in the course of transmission	375	337
Deposits held as collateral	2,071	2,175
Other deposits(1)	18,527	11,847
	20,973	14,359
(1)Includes drawdown from the TFS of £6.3bn (2019: £10.8bn) and drawdown from the TFSME of £11.7bn (2019:£nil).

25. REPURCHASE AGREEMENTS – NON TRADING

		Group
	2020	2019
	£m	£m
Agreements with banks	6,358	10,227
Agreements with customers	9,490	8,059
	15,848	18,286

26. DEBT SECURITIES IN ISSUE

		Group
	2020	2019
	£m	£m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	1,694	4,679
– Euro 30bn Euro Medium Term Note Programme	3,619	5,175
– US SEC-registered Debt Programme – Santander UK Group Holdings plc	4,882	5,763
– US SEC-registered Debt Programme – Santander UK plc	4,723	5,891
– Euro 750m Senior Unsecured Notes	673	—
– US$1bn Senior Unsecured Notes	734	—
	16,325	21,508
Euro 35bn Global Covered Bond Programme (See Note 14)	19,285	19,004
US$20bn Commercial Paper Programmes	2,824	3,014
Certificates of deposit	2,858	2,806
Credit linked notes	57	60
Securitisation programmes (See Note 14)	2,330	3,779
	43,679	50,171

The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group Holdings plc has predominantly been downstreamed to our operating company Santander UK plc.

Santander UK Group Holdings plc    241

Annual Report 2020 | Financial statements

27. SUBORDINATED LIABILITIES

	Group
	2020	2019
	£m	£m
£325m Sterling preference shares	344	344
Undated subordinated liabilities	557	581
Dated subordinated liabilities	1,655	2,603
	2,556	3,528

In 2020, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £24m. In 2019, the Santander UK group did not repurchase any of its debt securities or subordinated liabilities.

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
In 2020 and 2019, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.
Undated subordinated liabilities

	Group
		2020	2019
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
7.375% 20 Year Step-up perpetual callable subordinated notes	2020	—	15
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	352	361
		557	581

In common with other debt securities issued by Santander UK group companies and notwithstanding the issuer’s first call dates in the table above, in the event of certain tax changes affecting the treatment of payments of interest on subordinated liabilities in the UK, the 7.125% 30 Year Step-up perpetual callable subordinated notes are redeemable at any time, and the 10.0625% Exchangeable capital securities are redeemable on any interest payment date – each in whole at the option of Santander UK plc, at their principal amount together with any accrued interest. The 7.375% 20 Year Step-up perpetual callable subordinated notes were redeemed in full on 28 September 2020.
The 10.0625% Exchangeable capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK plc, on the business day immediately following any interest payment date.
Dated subordinated liabilities

	Group
		2020	2019
	Maturity	£m	£m
5% Subordinated notes (US$1,500m)	2023	542	1,132
4.75% Subordinated notes (US$1,000m)	2025	536	763
7.95% Subordinated notes (US$1,000m)	2029	242	280
6.50% Subordinated notes	2030	31	40
5.875% Subordinated notes	2031	10	9
5.625% Subordinated notes (US$500m)	2045	294	379
		1,655	2,603

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

28. OTHER LIABILITIES

		Group
	2020	2019
	£m	£m
Lease liabilities	100	138
Other	2,243	2,235
	2,343	2,373
242    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
29. PROVISIONS

							Group
	Conduct remediation
	PPI	Other products	Bank Levy	Property	Off balance sheet ECL	Regulatory and other	Total

	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	189	25	48	61	78	176	577
Additional provisions (See Note 8)	—	—	74	9	—	209	292
Provisions released (See Note 8)	—	(15)	—	(8)	(3)	(1)	(27)
Utilisation and other(1)	(113)	(2)	(94)	(17)	—	(158)	(384)
Recharge(2)	—	—	10	—	—	—	10
At 31 December 2020	76	8	38	45	75	226	468
To be settled:
–Within 12 months	76	2	38	24	75	125	340
–In more than 12 months	—	6	—	21	—	101	128
	76	8	38	45	75	226	468
(1)    Utilisation and other included a transfer from ‘PPI’ to ‘Regulatory and other’ in respect of an ongoing legal dispute. No further information has been provided on the basis it would be seriously prejudicial.
(2)    This relates to a recharge in respect of the UK Bank Levy paid on behalf of other UK entities of Banco Santander SA.

a) Conduct remediation
i) Payment Protection Insurance (PPI)
At 31 December 2020, the remaining provision for PPI redress and related costs was £76m (2019: £189m). There was no additional provision in 2020.
Cumulative complaints from the inception of the PPI complaints process to 31 December 2020, regardless of the likelihood of Santander UK incurring a liability, were 4.6m. At 31 December 2020, there were an estimated 3,500 complaints still requiring assessment and we had also entered into a commercial negotiation with the Official Receiver.
Although the deadline for bringing complaints has passed, customers can still commence litigation concerning the historical sale of PPI. Provision has been made for the best estimate of any obligation to pay compensation in respect of current stock and estimated future claims. However, there are ongoing factual issues to be resolved regarding such litigation which may have legal consequences including the volume and quality of future litigation claims. As a result, the extent of the potential liability and amount of any compensation to be paid remains uncertain.
The provision for conduct remediation recognised represents management’s best estimate of Santander UK’s liability in respect of mis-selling of PPI policies.
(ii) Other products
A provision for conduct remediation has also been recognised in respect of sales of other products. A number of uncertainties remain as to the eventual costs with respect to conduct remediation in respect of these products given the inherent difficulties in determining the number of customers involved and the amount of any redress to be provided to them. The remaining provision for other conduct was £8m (2019: £25m), which primarily related to the sale of mortgage endowments.

b) Bank Levy
In addition to changes in UK corporation tax rates, Finance (No.2) Act 2015 reduced the UK Bank Levy rate from 0.21% via subsequent annual reductions to 0.10% from 1 January 2021. As a result, a rate of 0.14% applies for 2020 (2019: 0.15%). The UK Bank Levy cost for 2020 was £74m (2019: £87m, 2018: £69m). The Santander UK group paid £88m in 2020 (2019: £90m) and provided for a liability of £38m at 31 December 2020 (2019: £48m).

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
Property provisions were impacted by £1m of transformation charges in 2020. These relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets. These charges largely related to restructuring of our branch network, and in particular the closure of university branches in 2020.

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
At 31 December 2020 Regulatory and other provisions included an amount of £47m (2019: £68m) that arose from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the Consumer Credit Act (CCA). This provision is based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice, and reflects our best estimate at 31 December 2020 of potential costs in respect of the identified issue. As detailed in Note 31, there are aspects of the issue which remain under review.
The balance also included an amount in respect of our best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 31. No further information on the best estimate is provided on the basis that it would be seriously prejudicial.
Santander UK Group Holdings plc    243

Annual Report 2020 | Financial statements

In 2020 there was a charge of £17m included in Regulatory and other provisions, relating to breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges in our Retail Banking Business. It also included a charge of £65m as part of our multi-year transformation programme to improve future returns, focused on simplifying, digitising and automating the bank, a charge for operational risk provisions of £91m, and smaller charges for legal and redundancy provisions.

30. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	Group
	2020	2019
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	496	670
Funded defined benefit pension scheme - deficit	(361)	(239)
Unfunded pension and post retirement medical benefits	(42)	(41)
Total net assets	93	390

Remeasurement losses/(gains) recognised in other comprehensive income during the year were as follows:

			Group
	2020	2019	2018
	£m	£m	£m
Pension remeasurement	505	523	(469)

a) Defined contribution pension plans
The Santander UK group operates a number of defined contribution pension plans. The assets of the defined contribution pension plans are held and administered separately from those of the Santander UK group. The majority of employees are members of a defined contribution Master Trust, LifeSight. This is the plan into which eligible employees are enrolled automatically. The assets of LifeSight are held in separate trustee-administered funds. In October 2020, there was a transfer of assets and liabilities to LifeSight from the defined contribution section of the main Santander UK Group defined benefit pension scheme (see below). Funds arising from Additional Voluntary Contributions (AVCs) largely remained within the main Santander UK Group scheme.

An expense of £67m (2019: £67m, 2018: £66m) was recognised for defined contribution plans in the period and is included in staff costs classified within operating expenses (see Note 6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the Scheme). It comprises seven legally segregated sections. The Scheme covers 11% (2019: 11%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme. The Trustee board comprises five (2019: five) Directors selected by Santander UK Group Holdings plc, plus five (2019: five) member-nominated Directors selected from eligible members who apply for the role.
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
Formal actuarial valuations of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally-qualified actuaries and valued for accounting purposes at each balance sheet date. The Scheme Trustee is responsible for the actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest formal actuarial valuation for the Scheme at 31 March 2019 was finalised in August 2019, with a deficit to be funded of £1,136m. The next scheduled triennial funding valuation will be at 31 March 2022. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.
The main differences between the assumptions used for assessing the defined benefit liabilities for the funding valuation and those used for IAS19 is that the financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.

244    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
The total amount charged to the income statement was as follows:

			Group
	2020	2019	2018
	£m	£m	£m
Net interest income	(10)	(24)	(7)
Current service cost	36	34	41
Past service and GMP costs	1	1	41
Administration costs	8	8	8
	35	19	83
On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and was based on a number of assumptions and the actual impact may be different. This was reflected in the income statement and in the closing net accounting surplus of the Scheme in 2018. The allowance included in the Scheme liabilities at 31 December 2020 increased by £5m (2019: £5m) to £50m (2019: £45m) to reflect the latest assumptions. This change was recognised in other comprehensive income. Work is being undertaken to consider and agree how to implement GMP equalisation.
On 20 November 2020, a further court ruling on the Lloyds GMP equalisation case took place on the issue of whether or not there is an obligation to equalise transfers that occurred prior to October 2018. It was concluded that historic transfers should be equalised. The potential additional liability was estimated and was not material. As a result, no additional liability has been accounted for.
The amounts recognised in other comprehensive income were as follows:

			Group
	2020	2019	2018
	£m	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	(1,328)	(873)	246
Actuarial losses/(gains) arising from changes in demographic assumptions	34	42	(56)
Actuarial (gains)/losses arising from experience adjustments	(141)	(40)	15
Actuarial losses/(gains) arising from changes in financial assumptions	1,940	1,394	(674)
Pension remeasurement	505	523	(469)

Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2020	2019
	£m	£m
At 1 January	(12,165)	(10,805)
Current service cost paid by Santander UK plc	(24)	(22)
Current service cost paid by other subsidiaries	(12)	(12)
Interest cost	(253)	(308)
Employer salary sacrifice contributions	(2)	(8)
Past service cost	(1)	(1)
Remeasurement due to actuarial movements arising from:
– Changes in demographic assumptions	(34)	(42)
– Experience adjustments	141	40
– Changes in financial assumptions	(1,940)	(1,394)
Benefits paid	396	387
At 31 December	(13,894)	(12,165)

Movements in the fair value of the schemes’ assets were as follows:

	Group
	2020	2019
	£m	£m
At 1 January	12,555	11,532
Interest income	263	332
Contributions paid by employer and scheme members	245	213
Administration costs paid	(8)	(8)
Return on plan assets (excluding amounts included in net interest expense)	1,328	873
Benefits paid	(396)	(387)
At 31 December	13,987	12,555
Santander UK Group Holdings plc    245

Annual Report 2020 | Financial statements

The composition and fair value of the schemes’ assets by category was:

						Group
	Quoted prices in active markets		Prices not quoted in active markets		Total
2020	£m	%	£m	%	£m	%
UK equities	40	—	—	—	40	—
Overseas equities	1,271	9	1,004	7	2,275	16
Corporate bonds	1,121	8	457	3	1,578	11
Government fixed interest bonds	1,618	12	—	—	1,618	12
Government index-linked bonds	6,695	48	—	—	6,695	48
Property	—	—	1,454	10	1,454	10
Derivatives	—	—	312	2	312	2
Cash	—	—	1,161	8	1,161	8
Repurchase agreements(1)	—	—	(2,198)	(15)	(2,198)	(15)
Other	—	—	1,052	8	1,052	8
	10,745	77	3,242	23	13,987	100
2019
UK equities	128	1	—	—	128	1
Overseas equities	1,742	14	933	7	2,675	21
Corporate bonds	1,333	11	444	4	1,777	15
Government fixed interest bonds	2,710	22	—	—	2,710	22
Government index-linked bonds	4,543	35	—	—	4,543	35
Property	—	—	1,332	11	1,332	11
Derivatives	—	—	94	1	94	1
Cash	—	—	984	8	984	8
Repurchase agreements(1)	—	—	(3,263)	(26)	(3,263)	(26)
Other	—	—	1,575	12	1,575	12
	10,456	83	2,099	17	12,555	100
(1)    Sale and repurchase agreements net of purchase and resale agreements.
Scheme assets are stated at fair value based upon quoted prices in active markets except for property, property funds, derivatives, private equity and those classified under ‘Other’. The ‘Other’ category includes annuities, infrastructure funds and hedge funds. The property funds and the infrastructure funds were valued using market valuations prepared by an independent expert. Investments in hedge funds that are included in the ‘Other’ category, and investments in foreign exchange, inflation, equity and interest rate derivatives that are included in the ‘Derivatives’ category, were valued by investment managers by reference to market observable data. Private equity funds were valued by reference to the latest valuation statements provided by the private equity managers. The insured annuities were valued by actuaries based on the liabilities insured.
At 31 December 2020, the value of the insured annuities included in the ‘Other’ category included the value of a pensioner buy-in that was entered into on 27 May 2020 by the Trustee with an insurance company. This transaction insured 100% of the SMA section pensioner liabilities and 50% of the SPI section pensioner liabilities based on membership in the Scheme at 31 December 2018. At 31 December 2020, as highlighted above the Scheme was invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value.
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. In 2020, the level of interest rate and inflation rate hedging was increased. The Scheme also has in place an equity collar to manage equity risk and hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2020 the equity collar had a notional value of £1,076m (2019: £1,560m) and the currency forwards had a notional value of £2,378m (2019: £2,079m). Some asset de-risking took place in 2020, with disinvestments from equity funds and multi-asset funds. The proceeds from disinvestment were used in a liability driven investment portfolio. An ESG monitoring framework has also been implemented to ensure regulatory compliance and to support the consideration of ESG issues in the decision-making framework.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2020 and 2019. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.
Funding

In August 2019, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and schedule of contributions following the finalisation of the 31 March 2019 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £236m in 2020 (2019: £203m) to the Scheme, of which £187m (2019: £153m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s remaining contributions to the Scheme broadly comprises contributions of £187m each year from 30 September 2019 to 31 March 2026. In addition, the Santander UK group has agreed to pay further contingent contributions should the funding position have fallen behind plan. The Santander UK group also meets Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Group needs to put into the pension scheme. It will always be different to the IAS 19 accounting deficit, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.
246    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements

Actuarial assumptions
The principal actuarial assumptions used for the defined benefit schemes were:

	Group
	2020	2019	2018
	%	%	%
To determine benefit obligations:
– Discount rate for scheme liabilities	1.3	2.1	2.9
– General price inflation	3.0	3.0	3.2
– General salary increase	1.0	1.0	1.0
– Expected rate of pension increase	2.9	2.9	2.9

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.5	27.3	27.3
– Females	30.0	29.8	30.1
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	29.0	28.9	28.7
– Females	31.5	31.3	31.6

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
General price inflation
Consistent with our discount rate methodology, we set the inflation assumption using the expected cash flows of the Scheme, fitting them to an inflation curve to give a weighted average inflation assumption. We then deduct an inflation risk premium to reflect the compensation holders of fixed rate instruments expect to receive for taking on the inflation risk. This premium is subject to a cap, to better reflect management’s view of inflation expectations. In 2020, management amended the general price inflation assumptions to reflect the expectation that the Retail Price Index would be brought in line with the Consumer Price Index from 2030. At 31 December 2020, this change increased the liabilities of the Scheme by £64m.
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
Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S3 Medium all pensioner mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. For future improvements, at 31 December 2020 the CMI 2019 projection model was adopted, with model parameters selected having had regard to the Scheme’s membership profile with an initial addition to improvements of 0.15% per annum, together with a long-term rate of future improvements to life expectancy of 1.25% for male and female members. Both of these are published by the Continuous Mortality Investigation.

In 2019, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the Trustee as part of the 2019 triennial valuation and a separate review conducted on early retirement experience. These reviews resulted in changes in the assumptions for commutation, family statistics and early retirement, which were retained at 31 December 2020.

Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
	Change in pension obligation at period end from	2020	2019
Assumption		£m	£m
Discount rate	25 bps increase	(662)	(564)
General price inflation	25 bps increase	365	407
Mortality	Each additional year of longevity assumed	515	419
The 25 bps sensitivity to the inflation assumption includes the corresponding impact of changes in future pension increase assumptions before and after retirement. The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation recognised in the balance sheet. There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.
Santander UK Group Holdings plc    247

Annual Report 2020 | Financial statements

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2021	359
2022	327
2023	336
2024	359
2025	382
Five years ending 2030	2,139

The average duration of the defined benefit obligation at 31 December 2020 was 19.4 years (2019: 18.8 years).
Covid-19
The Covid-19 pandemic led to significant volatility in financial markets in 2020. This translated into a volatile pension surplus/deficit, with large movements going through Other Comprehensive Income as a result. Significant progress was made in 2020 to improve the Scheme’s resilience to market volatility, which includes the increase in the level of interest rate and inflation rate hedging, de-risking within the asset portfolio and investment in a buy-in.
The Santander UK group has collaborated with the Trustee to ensure the delivery of key functions and services could be maintained throughout the Covid-19 pandemic, to include most vitally the payment of pensions to members. At the start of the Covid-19 pandemic, an enhanced risk monitoring framework was also established to identify and monitor such risks and ensure they were adequately managed.

31. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2020	2019
	£m	£m
Guarantees given to third parties	939	1,198
Formal standby facilities, credit lines and other commitments	42,231	40,410
	43,170	41,608

At 31 December 2020, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 29 for further details. For segmental and credit risk staging analysis relating to off-balance sheet exposures, see the credit quality table in the ‘Santander UK group level – credit risk review’ section.
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

Liquidity support arrangements
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
Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The remaining debt due to the FSCS, that related to the failure of Bradford & Bingley plc, has now been repaid. This has enabled the FSCS to make a corresponding repayment of the balance of its loan to HM Treasury. The provision was £nil in 2020 (2019: £nil).

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
Payment Protection Insurance
In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is in its early stages. The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies underwritten by AXA France IARD and AXA France Vie (together, AXA France - previously Financial Insurance Company Ltd and Financial Assurance Company Ltd respectively) and involves Santander Cards UK Limited (a former GE Capital Corporation entity and distributor of pre-2005 PPI known as GE Capital Bank Limited which was acquired by Banco Santander S.A. in 2008 and subsequently transferred to Santander UK plc) and a Banco Santander S.A. subsidiary Santander Insurance Services UK Limited (together the Santander Entities). During the relevant period, AXA France were owned by Genworth Financial International Holdings, Inc. (Genworth).
In September 2015 AXA S.A. acquired AXA France from Genworth. In July 2017, the Santander Entities notified AXA France that they did not accept liability for losses on PPI policies relating to this period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with AXA France pursuant to which it agreed to handle complaints on their behalf, and AXA France agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis. A standstill agreement was entered into between the Santander Entities and AXA France as a condition of the CHA.
In July 2020 Genworth announced that it had agreed to pay AXA circa £624m in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold AXA France to AXA. The CHA between Santander UK plc and AXA France terminated on 26 December 2020. On 30 December 2020, AXA France provided written notice to the Santander Entities to terminate the standstill agreement and claimed that the Santander Entities are liable to reimburse AXA France for pre-2005 PPI mis-selling losses, currently estimated at £631 million. This dispute is at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The Regulatory and other
Santander UK Group Holdings plc    249

Annual Report 2020 | Financial statements

provision in Note 29 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally the PPI provision includes an amount relating to legal claims challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 29 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.

German dividend tax arbitrage transactions
In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a loophole of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
During 2020 we have continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact.

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
As described in Note 29, other provisions include an amount of £47m arising from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the CCA. This provision has been based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice. The Regulatory and other provision in Note 29 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not practicable to provide an estimate of the risk and amount of any further financial impact.
FCA civil regulatory investigation into Santander UK plc financial crime systems, processes and controls and compliance with the Money Laundering Regulations 2007
Santander UK plc is cooperating with an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation focuses primarily on the period 2012 to 2017 and includes consideration of high risk customers including Money Service Businesses. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.
Taxation
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.
Certain leases in which the Santander UK group is or was the lessor are currently under review by HMRC in connection with claims for tax allowances. Under the terms of the lease agreements, the Santander UK group is fully indemnified in all material respects by the respective lessees for any liability arising from the disallowance of tax allowances plus accrued interest, which could be up to £152m. Whilst legal opinions have been obtained to support the Santander UK group’s position, the matter remains uncertain pending formal resolution with HMRC and any subsequent litigation. In 2020, as required under the terms of the leases these matters have moved to formal litigation and it is currently anticipated that hearings will be held at the First Tier Tax Tribunal in 2021 or 2022.

Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). Following ring-fencing, all Visa stock is now held by Santander Equity Investments Limited (SEIL), outside the ring fenced bank. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in conversion rate. In June 2020 the Supreme Court issued a judgment finding that MIFs restricted competition. In 2020 this resulted in the fair value of the convertible preferred stock being reduced by £10m.
In September 2020, pursuant to the scheduled release assessment, Visa released half of the value of the convertible preferred stock. As a result of this release, SEIL was issued with 5211 units of Series A Convertible Participating Preferred Stock (Series A Preferred Stock). When sold by SEIL, each share of Series A Preferred Stock will automatically convert into 100 shares of Class A Common Stock of Visa Inc.
In addition, Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Whilst Santander UK's liability under this indemnity is capped at €39.85m, Visa Inc. may have recourse to a general indemnity in place under Visa Europe Operating Regulations for damages not satisfied through the above mechanism. At this stage, it is unclear whether the litigation will give rise to more than €1nb of losses relating to UK&I MIFs which means it is difficult to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, Santander UK has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 36.
250    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements

Other off-balance sheet commitments
The Santander UK group has commitments to lend at fixed interest rates which expose us to interest rate risk. For more, see the Risk review.

Lease commitments as lessee
The majority of leases are subject to a third party outsourcing contract which expired on 24 December 2020 and the remainder are held directly by the Santander UK group with third party landlords. The leasehold interests subject to the outsourcing contract are held directly by the Santander UK group from 25 December 2020. Where Santander UK group leases have expired, negotiations are in progress/will be progressed with the landlords of these properties, to agree renewal terms, where occupation is still required. Negotiations will be in accordance with a conventional landlord and tenant negotiation on lease expiry, subject to a lease renewal being available from the external landlords. Where the freehold interest in a property is held by the outsourcing company (91 properties in total), new lease terms have been negotiated and all these leases are due to complete in January 2021, save for two, where the outsourcing company own a long leasehold interest and the leases will be completed upon receipt of landlords consent.

32. SHARE CAPITAL

		Group
	Ordinary shares of £1 each
Issued and fully paid share capital	No.	£m
At 31 December 2019, 1 January 2020 and 31 December 2020	7,060,000,000	7,060

33. OTHER EQUITY INSTRUMENTS

				Group
	Interest rate		2020	2019
	%	Next call date	£m	£m
AT1 securities:
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
– £750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	745	745
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	5.33	March 2021	500	500
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
			2,241	2,241

AT1 securities
The AT1 securities are perpetual and pay a distribution on 24 March, June, September and December. At each distribution payment date, the Company can decide whether to pay the distribution, which is non-cumulative, in whole or in part. The distribution rate resets every five years. The securities will be automatically written down and the investors will lose their entire investment in the securities should the CET1 capital ratio of the Santander UK prudential consolidation group fall below 7%. They are redeemable at the option of the Company on their first call date or on any reset date thereafter in the cases of the 6.75% and 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities, and on any distribution payment date thereafter in the cases of the 5.33% and 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities. No such redemption may be made without the consent of the PRA.
The £500m 5.33% Fixed Rate Reset Perpetual AT1 Capital Securities and the £500m 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities were fully subscribed by the Company’s immediate parent company, Banco Santander SA. £100m of the £750m 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities were subscribed by Banco Santander SA.

34. NON-CONTROLLING INTERESTS

	Initial interest rate		2020	2019
	%	First call date	£m	£m
Santander UK plc issued:
– £300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	235	235
PSA Finance UK Limited			162	160
			397	395

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

Santander UK Group Holdings plc    251

Annual Report 2020 | Financial statements

35. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES
The table below shows the changes in liabilities arising from financing activities.

										Group
					2020					2019
	Balance sheet line item					Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Dividends paid	Total	Debt securities in issue	Subordinated liabilities	Other equity instruments	Dividends paid	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	50,171	3,528	2,241	—	55,940	55,906	3,601	2,041	—	61,548
Cash flows from financing activities	(6,762)	(939)	—	(282)	(7,983)	(3,839)	—	196	(434)	(4,077)
Cash flows from operating activities	(202)	—	—	—	(202)	(548)	—	—	—	(548)
Non-cash changes:
– Unrealised foreign exchange	359	(6)	—	—	353	(1,647)	(94)	—	—	(1,741)
– Other changes	113	(27)	—	282	368	299	21	4	434	758
At 31 December	43,679	2,556	2,241	—	48,476	50,171	3,528	2,241	—	55,940

36. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2020	2019
	£m	£m
On-balance sheet:
Cash and balances at central banks	985	1,080
Loans and advances to banks	804	615
Loans and advances to customers – securitisations and covered bonds (See Note 14)	31,138	36,225
Loans and advances to customers – other	23,690	16,315
Other financial assets at amortised cost	648	3,026
Financial assets at fair value through other comprehensive income	5,677	6,020
Total on-balance sheet	62,942	63,281
Total off-balance sheet	24,701	15,111
The Santander UK group provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
The Santander UK group enters into sale and repurchase agreements and similar transactions of debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Santander UK group provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2020 was £25,874m (2019: £20,634m), of which £1,392m (2019: £2,067m) was classified within ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds
As described in Note 14, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 31 December 2020, there were £33,432m (2019: £36,391m) of gross assets in these secured programmes and £2,294m (2019: £166m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2020, a total of £4,530m (2019: £4,728m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,114m at 31 December 2020 (2019: £1,581m), or for use as collateral for liquidity purposes in the future.

Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £30,135m at 31 December 2020 (2019: £21,639m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives business
In addition to the arrangements described, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2020 £1,888m (2019: £1,961m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table.
252    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements

b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2020	2019
	£m	£m
On-balance sheet:
Deposits by banks	2,071	2,175
Total on-balance sheet	2,071	2,175
Total off-balance sheet	31,043	25,461

Purchase and resale agreements
The Santander UK group also enters into purchase and resale agreements and similar transactions of debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Santander UK group receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2020, the fair value of such collateral received was £25,972m (2019: £20,444m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.
Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £5,071m at 31 December 2020 (2019: £5,017m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2020, £2,071m (2019: £2,175m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table.
Lending activities
In addition to the collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

37. SHARE-BASED COMPENSATION
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
a) Sharesave Schemes
The Santander UK group launched its thirteenth HM Revenue & Customs approved Sharesave invitation under Banco Santander SA ownership in September 2020. Sharesave invitations have been offered since 2008 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. This year no discount was applied. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander SA group. Participants in the scheme have six months from the date of vest to exercise the option.
The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	23,373	3.03	26,838	3.12
Granted	11,642	1.65	9,594	2.83
Exercised	(860)	2.75	(7,978)	2.83
Forfeited/expired	(12,993)	2.96	(5,081)	3.42
Outstanding at 31 December	21,162	2.32	23,373	3.03
Exercisable at 31 December	1,805	3.59	2,519	3.62
The weighted average share price at the date the options were exercised was £2.92 (2019: £3.18).
The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2020 and 2019.

		2020		2019
	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price

Range of exercise prices	Years	£	Years	£
£1 to £2	4	1.65	—	—
£2 to £3	2	2.81	3	2.80
£3 to £4	1	3.38	2	3.38
£4 to £5	1	4.02	2	4.13
Santander UK Group Holdings plc    253

Annual Report 2020 | Financial statements

The fair value of each option at the date of grant is estimated using a partial differentiation equation model. This model uses assumptions on the share price, the EUR/GBP FX rate, the risk-free interest rate, dividend yields, the expected volatility of the underlying shares and the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.21 (2019: £0.49).
At 31 December 2020, the carrying amount of liabilities arising from share-based payment transactions in the Santander UK Group Holdings plc group was £0.5m (2019: £2.4m), of which £nil had vested at 31 December 2020 (2019: £1.4m).
b) LTIP
In 2015, a conditional cash award was made to certain Executive Directors, Key Management Personnel (as defined in Note 38) and other nominated individuals which are converted into shares in Banco Santander SA at the time of vesting and deferred for three years. There have been no LTIP awards granted since 2015 due to the introduction of a single variable remuneration framework across the Banco Santander group in 2016.
The LTIP plan granted in 2015 involved a one-year performance cycle for vesting, deferred for a further three-year period dependent upon performance conditions applied. Beneficiaries were granted an initial award determined in GBP which was converted into shares in Banco Santander SA in January 2016 respectively based on performance over the performance cycle. The 2015 LTIP vested in January 2016, was deferred over three years and was subject to performance conditions based on Banco Santander SA’s Earnings Per Share (EPS) and Return on Tangible Equity (RoTE) performance against budget. The conditions of the 2015 LTIP were met and payment was made to the remaining eligible population in March 2019 at 65.78% of the original award.

The following table summarises the movement in the value of conditional awards in the LTIP in 2020 and 2019:

		2015 LTIP
	2020	2019
	£000	£000
Outstanding at 1 January	—	6,374
Payments made	—	(4,578)
Forfeited/cancelled	—	(1,796)
Outstanding at 31 December	—	—

c) Deferred shares bonus plan
Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2019 and 2020, conditional share awards were made to employees (designated as Material Risk Takers). Such employees receive part of their annual bonus as a deferred award comprising 50% in shares, and 50%in cash. Any deferred awards are dependent on continued employment or subject to Santander UK's discretion for leavers. For 2019 and 2020 bonus awards, deferral of the award is over a three, five or seven-year period from the anniversary of the initial award. Deferred bonus awards in shares are subject to an additional one-year retention period from the point of delivery.
Material Risk Takers are required to defer either 40% or 60% of any annual bonus (40% for variable pay of less than £500,000, 60% for variable pay at or above this amount). Vesting of both deferred bonus awards and long-term bonus awards is subject to risk and performance adjustment in the event of deficient performance and prudent financial control provisions.
d) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 3,254,900 shares were outstanding at 31 December 2020 (2019: 2,396,909 shares).

38. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL
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

	2020	2019	2018
Directors’ remuneration	£	£	£
Salaries and fees	3,906,401	5,045,302	5,028,434
Performance-related payments(1)	748,495	3,896,382	5,194,317
Other fixed remuneration (pension and other allowances & non-cash benefits)	1,047,986	1,386,439	1,467,011
Expenses	2,579	42,526	25,198
Total remuneration	5,705,461	10,370,649	11,714,960

	2020	2019	2018
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits(2)	17,886,869	23,238,187	24,445,189
Post-employment benefits(3)	2,107,544	3,674,772	2,399,261
Total Compensation	19,994,413	26,912,959	26,844,450
(1)In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 37.
(2)In addition to the remuneration in the table above, grants of shares in Banco Santander SA were made as buy-outs of deferred performance-related payments of shares in connection with previous employment for two individuals. One to a director of £1,293,678 of which £242,605 vested in the year and one to Key Management Personnel of £924,133 of which £60,500 vested in the year (2019: £nil).
(3)No Termination payments were paid in 2020 to key management persons (2019: £1,076,435 for one individual; 2018: £847,388 for two individuals).
254    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
In 2020, the remuneration, excluding pension contributions, of the highest paid Director, was £2,200,138 (2019: £3,725,993) of which £748,495 (2019: £1,989,900) was performance related. In 2020, there was no pension benefit accrued for the highest paid Director.
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 30 for details of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme. Ex gratia pensions paid to former Directors of Santander UK plc in 2020, which have been provided for previously, amounted to £366,248 (2019: £335,202; 2018: £87,300). In 1992, the Board decided not to award any new such ex gratia pensions.
c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2020		2019
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	18	4,920	16	3,035
Net movements	(9)	(3,095)	2	1,885
At 31 December	9	1,825	18	4,920

Deposit, bank and instant access accounts and investments
At 1 January	32	11,975	30	10,963
Net movements	(16)	(3,912)	2	1,012
At 31 December	16	8,063	32	11,975

In 2020 and 2019 no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2020 and 2019, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company.
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
In 2020, loans were made to four Directors (2019: nine Directors), with a principal amount of £13,994 outstanding at 31 December 2020 (2019: £1,767,066). In 2020, loans were made to five Other Key Management Personnel (2019: nine), with a principal amount of £1,811,171 outstanding at 31 December 2020 (2019: £3,153,343).
In 2020 and 2019, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other Key Management Personnel or their connected persons had a material interest. In addition, in 2020 and 2019, no Director had a material interest in any contract of significance with Santander UK other than a service contract.
39. RELATED PARTY DISCLOSURES
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
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2020	2019	2018	2020	2019	2018	2020	2019	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(120)	(150)	(73)	158	334	231	1,857	1,817	(2,463)	(2,409)
Fellow subsidiaries	(54)	(58)	(81)	148	158	169	37	34	(498)	(500)
Associates & joint ventures	(29)	(29)	(28)	—	—	—	2,234	2,194	(1,034)	(930)
	(203)	(237)	(182)	306	492	400	4,128	4,045	(3,995)	(3,839)

For more on this, see ‘Balances with other Banco Santander companies’ in the Risk review. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 30.
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
Santander UK Group Holdings plc    255

Annual Report 2020 | Financial statements

In addition, in July 2018 we transferred £1.4bn of customer loans, £21.5bn of other assets and £20.7bn of liabilities from Santander UK to Banco Santander London Branch. Of these transfers £19.7bn of assets and £18.8bn of liabilities related to derivatives business. These transfers reduced RWAs by £5.5bn and we paid an associated dividend of £668m.

40. FINANCIAL INSTRUMENTS
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
Notes to the financial statements
c) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2020 and 2019 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2020, 2019 and 2018.
AIn the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and property derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward house price index levels, as well as credit spreads. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity house price index levels are generally observable market data.
BIn the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as the Halifax’s UK HPI volatility, HPI forward growth, HPI spot rate, mortality, mean reversion and contingent litigation risk.
CIn the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.
DIn the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the credit default spread market. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.
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
The factors that are considered in this regard include:
–The extent to which prices may be expected to represent genuine traded or tradeable prices
–The degree of similarity between financial instruments
–The degree of consistency between different sources
–The process followed by the pricing provider to derive the data
–The elapsed time between the date to which the market data relates and the balance sheet date
–The manner in which the data was sourced.
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
Santander UK Group Holdings plc    257

Annual Report 2020 | Financial statements

e) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2020 and 2019, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value. The fair value of the portfolio of UK Government debt securities, included in other financial assets at amortised cost, is the only material financial instrument categorised in Level 1 of the fair value hierarchy.

										Group
				2020					2019
			Fair value		Carrying			Fair value		Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	214,730	214,730	212,178	—	—	212,007	212,007	207,498
Loans and advances to banks	—	2,004	—	2,004	2,004	—	2,039	539	2,578	2,583
Reverse repurchase agreements - non trading	—	19,382	226	19,608	19,599	—	23,634	—	23,634	23,636
Other financial assets at amortised cost	799	393	—	1,192	1,163	6,575	535	—	7,110	7,056
	799	21,779	214,956	237,534	234,944	6,575	26,208	212,546	245,329	240,773
Liabilities
Deposits by customers	—	109	193,102	193,211	193,088	—	96	179,040	179,136	179,006
Deposits by banks	—	20,966	16	20,982	20,973	—	13,962	407	14,369	14,359
Repurchase agreements - non trading	—	15,847	—	15,847	15,848	—	18,292	—	18,292	18,286
Debt securities in issue	—	43,500	1,430	44,930	43,679	—	51,736	—	51,736	50,171
Subordinated liabilities	—	2,830	239	3,069	2,556	—	4,220	—	4,220	3,528
	—	83,252	194,787	278,039	276,144	—	88,306	179,447	267,753	265,350

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
i) Advances secured on residential property
The fair value of the mortgage portfolio is calculated by discounting contractual cash flows by different spreads for each LTV Band, after taking account of expected customer prepayment rates. The spread is based on new business interest rates derived from publicly available competitor market information.
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
Reverse repurchase agreements - non-trading
The fair value of the reverse repurchase agreements - non trading has been estimated using valuation technique A as described above, using a spread appropriate to the underlying collateral.
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
Repurchase agreements - non trading
The fair value of the repurchase agreements - non trading has been estimated using valuation technique A as described above, discounted at a spread appropriate to the underlying collateral.
Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices.

f) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2020 and 31 December 2019, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2020				2019
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	2,455	2	2,457	—	2,319	6	2,325	A
	Interest rate contracts	—	2,604	14	2,618	—	1,951	9	1,960	A & C
	Equity and credit contracts	—	71	59	130	—	223	69	292	B & D
	Netting	—	(1,754)	—	(1,754)	—	(1,214)	—	(1,214)
		—	3,376	75	3,451	—	3,279	84	3,363
Other financial assets at FVTPL	Loans and advances to customers	—	493	99	592	—	448	92	540	A
	Debt securities	—	3	109	112	2	2	294	298	A, B & D
	Equity securities	83	—	47	130	16	—	119	135	B
	Reverse repurchase agreements – non trading									A
		83	496	255	834	18	450	505	973
Financial assets at FVOCI	Debt securities	8,501	428	—	8,929	9,209	482	—	9,691	D
	Loans and advances to customers	—	—	21	21	—	—	56	56	D
		8,501	428	21	8,950	9,209	482	56	9,747
Total assets at fair value		8,584	4,300	351	13,235	9,227	4,211	645	14,083

Liabilities
Derivative financial instruments	Exchange rate contracts	—	846	—	846	—	659	4	663	A
	Interest rate contracts	—	2,742	3	2,745	—	2,087	2	2,089	A & C
	Equity and credit contracts	—	54	29	83	—	142	29	171	B & D
	Netting	—	(1,754)	—	(1,754)	—	(1,214)	—	(1,214)
		—	1,888	32	1,920	—	1,674	35	1,709
Other financial liabilities at FVTPL	Debt securities in issue	—	1,051	6	1,057	—	1,099	6	1,105	A
	Structured deposits	—	375	—	375	—	406	29	435	A
	Repurchase agreements – non trading									A
	Collateral and associated financial guarantees	—	—	2	2	—	147	26	173	D
		—	1,426	8	1,434	—	1,652	61	1,713
Total liabilities at fair value		—	3,314	40	3,354	—	3,326	96	3,422

Transfers between levels of the fair value hierarchy
In 2020 there there was an £81m (2019: none) transfer of Visa shares from Level 3 to Level 1 due to the changes in litigation matters relating to these shares. A ruling was made whereby Type B Visa shares were converted into Type A Visa shares. Type B Visa shares are not liquid observable, but Type A Visa shares are.

Santander UK Group Holdings plc    259

Annual Report 2020 | Financial statements

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
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:

	2020	2019
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(8)	(12)
- Uncertainty	45	37
- Credit risk adjustment	11	6
- Funding fair value adjustment	3	6
	51	37
Model-related	—	—
Day One profit	—	—
	51	37

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
The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. Santander UK considers that an appropriate adjustment to reflect wrong-way risk is £nil (2019: £nil).
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

			Balance sheet value		Fair value movements recognised in profit/(loss)

			2020	2019	2020	2019	2018
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	51	52	3	2	30
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	56	51	6	—	8
3. FVTPL assets	Loans and advances to customers	Other loans	43	41	3	1	2
4. FVTPL assets	Debt securities	Reversionary property securities	107	120	6	(17)	(28)
5. FVTPL assets	Equity securities	Unlisted equity shares	47	119	12	42	19
6. FVTPL assets	Debt securities	Credit linked notes	2	174	(16)	7	13
7. FVOCI assets	Loans and advances to customers	Other loans	21	56	(4)	(2)	(5)
8. Derivative liabilities	Equity contracts	Property options and forwards	(29)	(26)	(3)	—	—
9. FVTPL liabilities	Financial guarantees	Credit protection guarantee	(2)	(26)	16	(7)	(13)
			296	561	23	26	26
Other Level 3 assets			24	32	7	15	(2)
Other Level 3 liabilities			(9)	(44)	(3)	(7)	1
Total net assets			311	549	—	—	—
Total income/(expense)					27	34	25

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
The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, Santander UK uses a probability-weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative equity guarantee’ is valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.
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
5. FVTPL assets – Equity securities
These consist of unquoted equity investments in companies providing infrastructure services to the financial services industry. In the valuation of equity financial instruments requiring dynamic hedging, proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include equity prices, bid-offer spread, foreign currency exchange rates. The significant unobservable input is contingent litigation costs and related expenses in respect of convertible preferred stock in Visa Inc, as described in Note 31. This is estimated by reference to best estimates received from third party legal counsel.
Santander UK Group Holdings plc    261

Annual Report 2020 | Financial statements

6 .FVTPL assets – Debt securities (Credit linked notes)
These consist of the retained senior tranches of credit linked notes in respect of credit protection vehicles sponsored by Santander UK and are mandatorily held at fair value through profit or loss. These vehicles provide credit protection on reference portfolios of Santander UK group loans with junior notes sold to external investors. The notes retained by Santander UK are classified as level 3 financial instruments as their valuation depends upon unobservable parameters relating to the underlying reference portfolios of loans, including credit spreads, correlations and prepayment speed, which have a significant effect on the overall valuation. For more information, see ‘Credit protection entities’ in Note 19.
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

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2020 and 2019:

	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Other financial liabilities at FVTPL	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	84	505	56	645	(35)	(61)	(96)
Total (losses)/gains recognised:
- Fair value movements	10	11	(4)	17	(7)	17	10
- Foreign exchange and other movements	—	(9)	—	(9)	—	8	8
Transfers in	1	1	—	2	—	—	—
Transfers out	—	(81)	—	(81)	—	28	28
Netting(1)	—	(42)	—	(42)	—	—	—
Additions	9	—	—	9	—	(2)	(2)
Sales	—	(19)	(19)	(38)	—	—	—
Settlements	(29)	(111)	(12)	(152)	10	2	12
At 31 December 2020	75	255	21	351	(32)	(8)	(40)

(Losses)/gains recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period	10	2	(4)	8	(7)	25	18

At 1 January 2019	115	1,055	73	1,243	(70)	(49)	(119)
Total gains/(losses) recognised:
- Fair value movements	17	33	(2)	48	(8)	(6)	(14)
- Foreign exchange and other movements	—	4	—	4	—	(6)	(6)
Transfers in	—	11	—	11	—	—	—
Netting(1)	—	(430)	—	(430)	—	—	—
Additions	2	188	—	190	—	(3)	(3)
Sales	—	—	—	—	—	—	—
Settlements	(50)	(356)	(15)	(421)	43	3	46
At 31 December 2019	84	505	56	645	(35)	(61)	(96)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period	17	37	(2)	52	(8)	(12)	(20)
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19.

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

		Significant unobservable input				Sensitivity
			Assumption value			Favourable changes	Unfavourable changes
	Fair value		Range(1)	Weighted average	Shift
2020	£m	Assumption description				£m	£m
1. Derivative assets – Equity and credit contracts:	51	HPI Forward growth rate	0% - 5%	2.57%	1%	8	(8)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	445	10%	7	(7)
2. FVTPL – Loans and advances to customers:	56	HPI Forward growth rate	0% - 5%	2.69%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	43	Credit spreads	0.07% - 1.55%	0.44%	0.2%	—	—
– Other loans
4. FVTPL – Debt securities:	107	HPI Forward growth rate	0% - 5%	2.57%	1%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	445	10%	5	(5)
5. FVTPL - Equity securities:	47	Contingent litigation risk	0% - 100%	49%	20%	8	(8)
– Unlisted equity shares
7. FVOCI - Loans and advances to customers:	21	Credit spreads	0.15% - 0.53%	0.32%	20%	—	—
– Other loans
8. Derivative liabilities – Equity contracts:	(29)	HPI Forward growth rate	0% - 5%	2.42%	1%	2	(2)
– Property-related options and forwards		HPI Spot rate(2)	n/a	433	10%	3	(3)

2019
1. Derivative assets – Equity and credit contracts:	52	HPI Forward growth rate	0% - 5%	2.57%	1%	8	(8)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	802	10%	7	(7)
2. FVTPL – Loans and advances to customers:	51	HPI Forward growth rate	0% - 5%	2.69%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	41	Credit spreads	0% - 1%	0.35%	20%	—	—
– Other loans
4. FVTPL – Debt securities:	120	HPI Forward growth rate	0% - 5%	2.57%	1%	—	—
– Reversionary property securities		HPI Spot rate(2)	n/a	802	10%	6	(6)
5. FVTPL - Equity securities:	119	Contingent litigation risk	0% - 100%	20%	20%	6	(6)
– Unlisted equity shares
7. FVOCI - Loans and advances to customers:	56	Credit spreads	0% - 1%	0.51%	20%	—	—
– Other loans
8. Derivative liabilities – Equity contracts:	(26)	HPI Forward growth rate	0% - 5%	2.44%	1%	2	(2)
–Property-related options and forwards		HPI Spot rate(2)	n/a	758	10%	3	(3)
(1)The range of actual assumption values used to calculate the weighted average disclosure.
(2)The HPI spot rate in the weighted average column represents the HPI spot rate index level at 31 December 2020 and 2019.
No sensitivities are presented for FVTPL assets – Debt securities, Credit Linked Notes (instrument 6) and FVTPL liabilities – financial guarantees (instrument 9),as the terms of these instruments are fully matched. As a result, any changes in the valuation of the credit linked notes would be offset by an equal and opposite change in the valuation of the financial guarantees.
Santander UK Group Holdings plc    263

Annual Report 2020 | Financial statements

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

	Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2020	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	—	320	134	584	950	1,988
Other financial liabilities at fair value through profit or loss	—	1	107	570	759	1,437
Deposits by customers	179,499	4,251	5,994	2,767	682	193,193
Deposits by banks	2,426	1,894	2,535	14,044	207	21,106
Repurchase agreements – non trading	—	15,350	500	—	—	15,850
Debt securities in issue	—	5,759	11,042	19,269	8,921	44,991
Subordinated liabilities	—	30	92	1,221	2,718	4,061
Lease liabilities	—	—	18	57	37	112
Total financial liabilities	181,925	27,605	20,422	38,512	14,274	282,738
Off-balance sheet commitments given	21,055	4,493	4,983	11,493	1,146	43,170

2019
Financial liabilities
Derivative financial instruments	9	250	294	424	796	1,773
Other financial liabilities at fair value through profit or loss	1	6	203	617	969	1,796
Deposits by customers	162,774	3,851	7,931	3,563	1,101	179,220
Deposits by banks	2,717	487	4,765	6,339	220	14,528
Repurchase agreements – non trading	6	15,878	1,578	846	—	18,308
Debt securities in issue	—	7,211	9,815	24,676	10,989	52,691
Subordinated liabilities	—	239	131	1,539	3,961	5,870
Lease liabilities	—	—	46	59	52	157
Total financial liabilities	165,507	27,922	24,763	38,063	18,088	274,343
Off-balance sheet commitments given(1)	20,171	2,927	5,742	11,490	1,277	41,608
1.In 2020, an administrative error was identified regarding the incorrect classification of £4.9bn of 2019 loan commitments between 'Not later than 3 months' and 'later than 3 months and not later than 1 year'. As a result, the 2019 loan commitments have been amended to reduce loan commitments 'Not later than 3 months' and increase loan commitments 'later than 3 months and not later than 1 year'. In 2020, administrative errors were identified regarding the omission of £1.3bn of 2019 financial guarantees and the incorrect inclusion of £3.7bn of 2019 financial guarantees from the 'off- balance sheet commitments given'. As a result, the 2019 'off-balance sheet commitments given have been amended to correct these amounts.
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

41. OFFSETTING FINANCIAL ASSETS AND LIABILITIES
Financial assets and financial liabilities are reported on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:
–All financial assets and liabilities that are reported net on the balance sheet
–All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.
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
264    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements

								Group
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset			Assets not subject to enforceable netting arrangements(2)
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral(1)	Net amount		Balance sheet total(3)
2020	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	5,116	(1,754)	3,362	(820)	(1,840)	702	89	3,451
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	26,084	(6,485)	19,599	(129)	(19,470)	—	—	19,599
- Fair value	—	—	—	—	—	—	—	—
Loans and advances to customers and banks(4)	7,524	(1,073)	6,451	—	—	6,451	207,731	214,182
	38,724	(9,312)	29,412	(949)	(21,310)	7,153	207,820	237,232
Liabilities
Derivative financial liabilities	3,597	(1,754)	1,843	(820)	(839)	184	77	1,920
Repurchase, securities lending & similar agreements:
- Amortised cost	22,333	(6,485)	15,848	(129)	(15,719)	—	—	15,848
- Fair value	—	—	—	—	—	—	—	—
Deposits by customers and banks(4)	3,222	(1,073)	2,149	—	(502)	1,647	211,912	214,061
	29,152	(9,312)	19,840	(949)	(17,060)	1,831	211,989	231,829

2019
Assets
Derivative financial assets	4,493	(1,214)	3,279	(768)	(1,915)	596	84	3,363
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	25,312	(1,676)	23,636	(537)	(23,099)	—	—	23,636
- Fair value	—	—	—	—	—	—	—	—
Loans and advances to customers and banks(4)	6,036	(1,248)	4,788	—	—	4,788	205,293	210,081
	35,841	(4,138)	31,703	(1,305)	(25,014)	5,384	205,377	237,080
Liabilities
Derivative financial liabilities	2,877	(1,214)	1,663	(768)	(572)	323	46	1,709
Repurchase, securities lending & similar agreements:
- Amortised cost	19,962	(1,676)	18,286	(537)	(17,749)	—	—	18,286
- Fair value	—	—	—	—	—	—	—	—
Deposits by customers and banks(4)	2,482	(1,248)	1,234	—	(502)	732	192,131	193,365
	25,321	(4,138)	21,183	(1,305)	(18,823)	1,055	192,177	213,360
(1)Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages which are classified as either and that are subject to netting.

42. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2020 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements, except as follows:
Proposed transfer of the Corporate & Investment Banking (CIB) business to the London Branch of Banco Santander SA (SLB)
As part of our drive for continuous improvement in customer experience and following a review of the way we operate the CIB business in the UK, we intend to conduct substantially all of this business from SLB beginning later in 2021. To undertake this change, and subject to court approval, we are proposing to transfer substantially all of the CIB business to SLB in H2 2021 by way of a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000.
Although this decision was made prior to 31 December 2020, the transfer, which is subject to court approval, is proposed to take effect in H2 2021. We will continue to engage with regulators in relation to the proposed transfer.

Santander UK Group Holdings plc    265

Annual Report 2020 | Financial statements

43. INTEREST RATE BENCHMARK REFORM
In September 2019, the IASB amended IFRS 9 'Financial Instruments', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 7 'Financial Instruments: Disclosures' to address issues affecting financial reporting in the period before the reform of an interest rate benchmark, including the replacement of an interest rate benchmark with an alternative benchmark rate (the Phase 1 amendments). These Phase 1 amendments provided temporary exceptions to specific hedge accounting requirements because of the uncertainty arising from the reform. After issuing the Phase 1 amendments, in August 2020, the IASB issued further amendments to various IFRSs to address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (the Phase 2 amendments). The Phase 2 amendments do not supersede the Phase 1 amendments.
Phase 1 amendments
The amendments provide temporary exceptions from applying specific hedge accounting requirements to hedging relationships that are directly affected by the IBOR reform. The exceptions have the effect that IBOR reform should not generally cause hedge accounting to terminate, however any hedge ineffectiveness continues to be recognised in the income statement. The exceptions end at the earlier of:
– when the uncertainty regarding the timing and the amount of interest rate benchmark-based cash flows is no longer present, and
– discontinuance of the hedge relationship (or reclassification of all amounts from the cash flow hedge reserve).

The amendments apply to all hedging relationships directly affected by uncertainties related to IBOR reform and had no impact on hedge relationships for affected hedges. The main assumptions or judgements made by Santander UK in applying the amendments are outlined below.
–For cash flow hedges affected by IBOR reform, Santander UK management has assumed that the interest rate benchmark on which hedged cash flows are based is not altered as a result of IBOR reform when assessing whether the future cash flows are highly probable. For discontinued hedging relationships, the same assumption has been applied for determining whether the hedged future cash flows are expected to occur.
–In making its prospective hedge effectiveness assessments, Santander UK assumes that the interest rate benchmark on which the hedged item and the hedging instrument are based is not altered as a result of IBOR reform.
–Santander UK will not discontinue hedge accounting during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80-125% range.
–For hedges of a non-contractually specified benchmark portion of an interest rate, Santander UK only considers at inception of such a hedging relationship whether the separately identifiable requirement is met.

Phase 2 amendments
These amendments apply only to changes required by IBOR reform to financial instruments and hedging relationships. Changes are directly required by IBOR reform if, and only if, the change is necessary as a direct consequent of interest rate benchmark reform, and the new basis for determining the contractual cash flow is economically equivalent to the previous basis. The exceptions given by the amendments mean that IBOR reform did not result in the discontinuation of hedge accounting and any hedge ineffectiveness continued to be recognised in profit or loss for affected hedges at and for the year ended 31 December 2020. The amendments address the accounting issues for financial instruments when IBOR reform is implemented as described below.
Practical expedient for changes to contractual cash flows For instruments to which the amortised cost measurement applies, the amendments require entities, as a practical expedient, to account for a change in the basis for determining the contractual cash flows by updating the effective interest rate using the guidance in IFRS 9 resulting in no immediate gain or loss being recognised, provided that, the change is directly required by IBOR reform and takes place on an economically equivalent basis. Whereas some instruments were converted to alternative benchmark interest rates during 2020, the majority of instruments referencing LIBOR or other IBORs will transition to alternative benchmark interest rates during 2021. Santander UK has no lease contracts which are indexed to LIBOR or other IBORs. Consequently, the application of the practical expedient had no material impact for the Santander UK group for 2020.

Relief from specific hedge accounting requirements The table below sets out the hedge accounting amendments, and their impact for Santander UK, which provide additional temporary reliefs from applying specific IAS 39 hedge accounting requirements to hedging relationships directly affected by IBOR reform.

Hedge accounting amendment	Impact for the Santander UK group
Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform. The hedge designation must be amended by the end of the reporting period in which the changes are made.
This amendment means any change to hedge documentation will not result in discontinuation of hedge accounting nor the designation of a new hedge relationship. The Santander UK group did not use this relief in 2020. It expects the majority of its hedge relationships will transition to alternative benchmark rates in 2021.
When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.
This amendment would result in the release of the cash flow hedge reserve to profit or loss in the same period or periods in which the hedged cash flows that are now based on the alternative benchmark interest rate affect profit or loss. At 31 December 2020, the Santander UK group’s existing cash flow hedges have not yet transitioned to alternative benchmark interest rates which is expected to take place in 2021.
An entity may, on an individual hedge basis, reset to zero the cumulative fair value changes of the hedged item and hedging instrument when ceasing to apply the retrospective effectiveness assessment relief provided by the Phase 1 amendments.	At 31 December 2020, the amendment had no impact on the Santander UK group. The Santander UK group will assess on a hedge-by-hedge basis as the hedging instrument transitions away from LIBORs or other IBORs in 2021 and expects resetting the cumulative fair value changes to zero will have no effect on the amounts recorded in profit or loss. All hedge ineffectiveness including any outside the 80-125% range arising from IBOR reform will be recognised in profit or loss.
When amending the hedge relationships for groups of items, hedged items are allocated to sub-groups based on the alternative benchmark interest rate being hedged, and the benchmark rate for each sub-group is designated as the hedged risk.	At 31 December 2020, the amendment had no impact on the Santander UK group as the affected portfolio has not yet begun transitioning away from LIBOR.
An alternative benchmark interest rate designated as a non-contractually specified risk component, that is not separately identifiable at the date when it is designated, is deemed to have met the requirements at that date if the entity reasonably expects that it will meet the requirements within a period of 24 months from the date of first designation. The 24-month period will apply to each alternative benchmark interest rate separately. The risk component will, however, be required to be reliably measurable.	The amendment eases transition to alternative benchmark interest rates by allowing hedging relationships to be designated and to continue even before the new benchmark interest rates are fully established as market benchmarks. At 31 December 2020, for the Santander UK group, the majority of hedge relationships, where an alternative benchmark interest rate is to be designated as a non-contractually specified risk component, are GBP fair value hedge relationships. Santander UK group expects alternative benchmark interest rates to be separately identifiable and reliably measurable when they transition in 2021.

266    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the financial statements

For other changes that are not as a direct consequence of IBOR reform, Santander UK separately assesses those changes to determine if they result in derecognition or discontinuation of hedge accounting by applying the relevant accounting policies as set out in Note 1.
The following table shows the notional amounts of assets, liabilities and off-balance sheet commitments at 31 December 2020 affected by IBOR reform that have yet to transition to an alternative benchmark interest rate as provided internally to key management personnel.

				Group
	GBP(2) LIBOR	USD(2) LIBOR	Other(2)	Total
	£m	£m	£m	£m
Assets
Derivatives(1)	33,857	4,844	2,149	40,850
Other financial assets at fair value through profit and loss	968	22	—	990
Financial assets at amortised cost	15,062	1,191	90	16,343
Financial assets at fair value through comprehensive income	428	—	—	428
	50,315	6,057	2,239	58,611
Liabilities
Derivatives(1)	35,312	5,381	88	40,781
Other financial liabilities at fair value through profit and loss	1,128	69	—	1,197
Financial liabilities at amortised cost	2,354	3,515	—	5,869
	38,794	8,965	88	47,847
Off-balance sheet commitments given	11,405	2,126	573	14,104
(1) Many of the Santander UK group’s derivatives subject to IBOR reform are governed by ISDA definitions. In October 2020 ISDA issued an IBOR fallbacks supplement setting out how the amendments to new alternative benchmark rates will be accomplished, the effect of which is to create fallback provisions in derivatives that describe what floating rates will apply on the permanent discontinuation of certain key IBORs or upon ISDA declaring a non-representative determination of an IBOR. The Santander UK group has adhered to the protocol to implement the fallbacks to derivative contracts that were entered into before the effective date of the supplement (25 January 2021). If derivative counterparties also adhere to the protocol, new fallbacks will automatically be implemented in existing derivative contracts when the supplement becomes effective.
(2) Cessation dates are :- GBP, JPY, NOK LIBOR 31/12/2021, USD LIBOR 30/06/23, EONIA 03/01/2022

The following tables show the notional amount of derivatives in hedging relationships directly affected by uncertainties related to IBOR reform.

	Group
	GBP LIBOR	USD LIBOR	Other	Total
2020	£m	£m	£m	£m
Total notional value of hedging instruments:
–Cash flow hedges	15,198	5,119	—	20,317
–Fair value hedges	32,223	1,077	778	34,078
	47,421	6,196	778	54,395
Maturing after cessation date(1)
–Cash flow hedges	10,553	2,562	—	13,115
–Fair value hedges	12,477	162	720	13,359
	23,030	2,724	720	26,474
(1) Cessation dates are :- GBP, JPY, NOK LIBOR 31/12/2021, USD LIBOR 30/06/23, EONIA 03/01/2022

The Santander UK group’s GBP LIBOR and USD LIBOR cash flow hedges extend beyond the anticipated cessation dates for both LIBORs. The Santander UK group expects that GBP LIBOR and USD LIBOR will be replaced by SONIA and SOFR respectively but there remains uncertainty over the timing and amount of the replacement rate cash flows. Hedging relationships impacted by uncertainty about IBOR reform may experience ineffectiveness due to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur or because transition of the hedged item and the hedging instrument could occur at different times.
The Santander UK group will cease to apply the assumptions that the hedged benchmark interest rate, the cash flows of the hedged item and/or hedging instrument will not be altered because of IBOR reform when the uncertainty arising from IBOR reform is no longer present. This will require amendment to hedge documentation by the end of the reporting period in which the changes occur. Cumulative changes in the hedged cash flows and the hedging instrument based on new alternative benchmark rates will also be remeasured when IBOR reform uncertainty is removed.
Further details of the significant interest rate benchmarks to which hedging relationships are exposed, the extent of risk exposure that is affected by IBOR reform, the effect of IBOR reform on interest rate risk management and how Santander UK’s transition to alternative benchmark interest rates is being managed, are disclosed in the Banking market risk section of the Risk review.

Santander UK Group Holdings plc    267

Annual Report 2020 | Financial statements

Company Balance Sheet
At 31 December

		2020	2019
	Notes	£m	£m
Assets
Financial assets at fair value through profit or loss:
– Other financial assets at fair value through profit or loss	4	1,425	—
Financial assets at amortised cost:
– Loans and advances to banks	5	7,934	8,920
– Other financial assets at amortised cost	6	830	1,142
Interests in other entities	7	13,585	13,600
Current tax assets		11	6
Other assets		1	2
Total assets		23,786	23,670
Liabilities
Financial liabilities at fair value through profit or loss:
– Other financial liabilities at fair value through profit or loss	8	1,425	—
Financial liabilities at amortised cost:
– Deposits by banks	9	7	8
– Debt securities in issue	10	7,970	8,957
– Subordinated liabilities	11	830	1,142
Other liabilities		1	—
Total liabilities		10,233	10,107
Equity
Share capital	14	7,060	7,060
Other equity instruments	15	2,241	2,241
Retained earnings		4,252	4,262
Total shareholders’ equity		13,553	13,563
Total liabilities and equity		23,786	23,670
The accompanying Notes form an integral part of these Financial Statements.
The profit after tax of the Company attributable to shareholders was £240m (2019: £449m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s income statement has not been presented.
The Financial Statements were approved and authorised for issue by the Board on 2 March 2021 and signed on its behalf by:

Nathan Bostock	Madhukar Dayal
Chief Executive Officer	Chief Financial Officer
Company Registered Number: 08700698
268    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Primary financial statements

Company Cash Flow Statement
At 31 December

	2020	2019
	£m	£m
Cash flows from operating activities
Profit after tax	240	449
Adjustments for:
Non-cash items included in profit	15	3
Net change in operating assets and liabilities	(449)	370
Effects of exchange rate differences	(51)	(371)
Net cash flows from operating activities	(245)	451
Cash flows from investing activities
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value through other comprehensive income	336	—
Investments in other entities	—	(200)
Net cash flows from investing activities	336	(200)
Cash flows from financing activities
Issue of other equity instruments	—	500
Issue of debt securities and subordinated notes	1,410	—
Repayment of debt securities	(1,250)	—
Repurchase of other equity instruments	—	(304)
Issuance costs of debt securities and subordinated notes	(1)	—
Dividends paid on ordinary shares	(103)	(262)
Dividends paid on other equity instruments	(147)	(142)
Net cash flows from financing activities	(91)	(208)
Change in cash and cash equivalents	—	43
Cash and cash equivalents at beginning of the year	51	8
Cash and cash equivalents at the end of the year	51	51

Company Statement of Changes in Equity
For the years ended 31 December

	Share capital	Other equity instruments	Retained earnings	Total
	£m	£m	£m	£m
At 1 January 2020	7,060	2,241	4,262	13,563
Total comprehensive income:(1)
– Profit after tax	—	—	240	240
Dividends on ordinary shares	—	—	(103)	(103)
Dividends on other equity instruments	—	—	(147)	(147)
At 31 December 2020	7,060	2,241	4,252	13,553

At 1 January 2019	7,060	2,041	4,221	13,322
Total comprehensive income:(1)
– Profit after tax	—	—	449	449
Issue of other equity instruments	—	500	—	500
Repurchase of other equity instruments	—	(300)	(4)	(304)
Dividends on ordinary shares	—	—	(262)	(262)
Dividends on other equity instruments	—	—	(142)	(142)
At 31 December 2019	7,060	2,241	4,262	13,563
(1)Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.

The accompanying Notes form an integral part of these Financial Statements.
Santander UK Group Holdings plc    269

Annual Report 2020 | Financial statements

1. ACCOUNTING POLICIES
These financial statements are prepared for Santander UK Group Holdings plc (the Company) under the Companies Act 2006. The principal activity of the Company is a financial services holding company. Santander UK Group Holdings plc is a public limited company incorporated in England and Wales having a registered office in England.
Basis of preparation
The accounting policies of the Company are the same as those of the Santander UK Group Holdings plc group which are set out in Note 1 to the Consolidated Financial Statements, to the extent that the Company has similar transactions to the Santander UK Group Holdings plc group, except as set out below. The financial statements have been prepared on the going concern basis using the historical cost convention. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the Directors’ statement of going concern set out in the Directors’ Report.
Compliance with International Financial Reporting Standards
The Company’s financial statements comply with international accounting standards in conformity with the requirements of the Companies Act 2006 and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The financial statements are also prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented..
Recent accounting developments
See Note 1 to the Consolidated Financial Statements.
CRITICAL JUDGEMENTS AND ACCOUNTING ESTIMATES
The preparation of the financial statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions. In preparing the financial statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about interests in other entities.
Interests in other entities - Investment in subsidiaries
The carrying amount of investments in subsidiaries is based on the application of judgements including the basis of the cost of investment impairment calculation assumptions. Estimates include forecasts used for determining cash flows for the subsidiary's business and discount rates which factor in risk-free rates and applicable risk premiums, which are variables subject to fluctuations in external market rates and economic conditions beyond management’s control. Santander UK undertakes an annual assessment to evaluate whether the carrying value of investments in subsidiaries is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. For more on these assumptions, including changes in the assumptions that would trigger an impairment, see Note 7.
2. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES
These comprise wages and salaries of £7m (2019: £7m) recharged by the operating company, Santander UK plc. In 2020 and 2019, the Company had no full-time staff as they are all employed by Santander UK plc.
3. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.
4. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2020	2019
	£m	£m
Debt securities	1,425	—
	1,425	—
Other financial assets at FVTPL comprised £1,425m (2019: nil) of financial assets designated at FVTPL. In 2020, as part of MREL requirements, the Company issued £1,425m debt securities, which were subsequently downstreamed to Santander UK plc.
5. LOANS AND ADVANCES TO BANKS
Loans and advances to banks principally comprise amounts due from Santander UK group undertakings. The fair values of loans and advances to banks are equal to their carrying amounts. In 2020 and 2019, no material expected credit losses. All of our senior debt issued out of Santander UK Group Holdings plc is downstreamed to our principal operating company Santander UK plc.
270    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the Company financial statements
6. OTHER FINANCIAL ASSETS AT AMORTISED COST
These consist of investments in subordinated notes and have a maturity greater than 10 years.
7. INTERESTS IN OTHER ENTITIES

	2020	2019
	£m	£m
Interests in ordinary shares of subsidiaries	11,630	11,645
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	495	495
£750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
£300m Fixed Rate Reset Perpetual AT1 Capital Securities	—	—
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	210	210
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	500	500
	13,585	13,600
Details of subsidiaries, joint ventures and associates are set out in the Shareholder information section. For information on AT1 Capital Securities, see Note 33 to the Consolidated Financial Statements. The Company has no interests in joint ventures or associates.
Interests in other entities mainly relate to investments in 100% of the ordinary share capital of Santander UK plc, Santander Financial Services plc and Santander Equity Investments Limited, as well as holdings of AT1 Capital Securities issued by Santander UK plc.
Interests in subsidiaries are held at cost subject to impairment. In 2020 and 2019, no significant impairment was recognised.
The movement in the Company’s interests in subsidiaries was as follows:

	Cost	Impairment	Net book value
	£m	£m	£m
At 31 December 2020	11,645	(15)	11,630

At 1 January 2019 and 31 December 2019	11,645	—	11,645

Impairment testing
At the end of each reporting period, an impairment review is undertaken in respect of interests in other entities. Impairment is required where an investment exceeds its recoverable amount. The recoverable amount is calculated using a value in use (VIU) methodology to arrive at the present value of future cash flows expected to be derived from the investment.
The VIU calculation uses cash flow projections derived from the latest 3-year plan presented to the Board. Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31 to the Consolidated Financial Statements), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2020.
The rate used to discount the cash flows is based on the cost of equity, which is derived using a CAPM. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement.
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the cash flows in perpetuity because of the long-term perspective of the business. In line with the accounting requirements, management uses the UK Government’s official estimate of the UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business.

Investments in Santander UK plc and Santander Financial Services plc
The VIU review at 31 December 2020 did not indicate the need for an impairment in the Company’s investments in Santander UK plc and Santander Financial Services plc. Management considered the reduction in headroom and the uncertainty relating to the respective estimates of the VIU for those investments, but determined that there was a sufficient basis to conclude that no impairment was required.
Sensitivities of key assumptions in calculating the VIU for the investment in Santander UK plc
The VIU is sensitive to reasonably possible changes in the key assumptions similar to those applied in determining the recoverable amount of goodwill recognised in the Santander UK plc group (see Note 20 to the Consolidated Financial Statements). The discount rate assumption for the investment in Santander UK plc was 14.0%. In addition, the VIU is also sensitive to the UK long-term average GDP growth rate used to extrapolate cash flows beyond the initial forecast period and management considers it reasonably possible for that rate to decrease by 10 basis points, although this impact is largely offset by higher capital requirements although this impact is largely offset by higher capital requirements.
At 31 December 2020, a reasonably possible change in the following key assumptions in relation to the VIU calculation for the Company’s investment in Santander UK plc would have resulted in an impairment, as follows:
–If the cash flows used had been 5% lower than management’s estimates, including the impact of holding back the required capital to support the growth of the business, the Company would have had to recognise an impairment against the carrying amount of its investment of £109m.
–If the discount rate used had been 100 basis points higher than management’s estimates, the Company would have had to recognise an impairment against the carrying amount of its investment of £637m.
–No impairment against the carrying amount of the investment in Santander UK plc would have arisen if the UK long-term average GDP growth rate were to decrease by 10 basis points. The calculation is not sensitive to the long-term GDP growth rate assumption as the increased profit after tax generated by growth of the business is mostly offset by the need to retain more profit to meet increased regulatory capital requirements driven by the growth in assets.

Santander UK Group Holdings plc    271

Annual Report 2020 | Financial statements

Although there was no impairment of the Company's investment in Santander UK plc at 31 December 2020, the amount by which the recoverable amount exceeds the carrying value (the headroom) reduced and the test is now sensitive to the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander UK plc	11,267	11,745	478	40	4
At 31 December 2019, there were no reasonably possible changes in any of the key assumptions that would have resulted in an impairment.
Sensitivities of key assumptions in calculating the VIU for the investment in Santander Financial Services plc
The VIU is sensitive to reasonably possible changes in the key assumptions for the discount rate and cash flows similar to those applied in determining the recoverable amount of goodwill recognised in the Santander UK plc group (see Note 20 to the Consolidated Financial Statements). The discount rate assumption for the investment in Santander Financial Services plc was 13.7%.
At 31 December 2020, a reasonably possible change in the following key assumptions in relation to the VIU calculation for the Company’s investment in Santander Financial Services plc would have resulted in an impairment, as follows:
–No impairment against the carrying amount of the investment in Santander Financial Services plc would have arisen if the cashflows used had been 5% lower than management’s estimates, including the impact of holding back the required capital to support the growth of the business.
–If the discount rate used had been 100 basis points higher than management’s estimates, the Company would have had to recognise an impairment against the carrying amount of its investment of £5m.
Although there was no impairment of the Company's investment in Santander Financial Services plc at 31 December 2020 , the amount by which the recoverable amount exceeds the carrying value (the headroom) reduced and the test is now sensitive to the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander Financial Services plc	337	363	26	82	7
At 31 December 2019, there were no reasonably possible changes in any of the key assumptions that would have resulted in an impairment.
8. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2020	2019
	£m	£m
Medium-term notes	1,425	—
	1,425	—

Other financial liabilities at FVTPL comprised £1,425m of other financial liabilities designated at fair value through profit or loss.
In 2020, as part of MREL requirements, the Company issued £1,425m of debt securities, which were then downstreamed to Santander UK plc.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The cumulative net gain or loss at 31 December 2020 , and net gain or loss for the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £nil and has been included in profit and loss to offset credit risk on internal MREL assets held which are required to be recorded at fair value through profit and loss in accordance with IFRS9.

At 31 December 2020, the amount that would be required to be contractually paid at maturity of the securities above was £21m lower than the carrying value.
9. DEPOSITS BY BANKS
These consist of amounts due to subsidiaries and are repayable on demand.
10. DEBT SECURITIES IN ISSUE
The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2018.
272    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information
Notes to the Company financial statements
11. SUBORDINATED LIABILITIES

		2020	2019
Dated subordinated liabilities	Maturity	£m	£m
4.75% Subordinated notes (US$1,000m)	2025	536	763
5.625% Subordinated notes (US$500m)	2045	294	379
		830	1,142

12. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES
The table below shows the changes in liabilities arising from financing activities.

	2020					2019
	Balance sheet line item					Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Dividends paid	Total	Debt securities in issue	Subordinated liabilities	Other equity instruments	Dividends paid	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	8,957	1,142	2,241	—	12,340	9,295	1,185	2,041	—	12,521
Cash flows from financing activities	440	(281)	—	(250)	(91)	—	—	196	(404)	(208)
Non-cash changes:
– Unrealised foreign exchange	(17)	(28)	—	—	(45)	(327)	(44)	—	—	(371)
– Other changes	(1)	(3)	—	250	246	(11)	1	4	404	398
At 31 December	9,379	830	2,241	—	12,450	8,957	1,142	2,241	—	12,340

13. CONTINGENT LIABILITIES AND COMMITMENTS
Details of the capital support arrangements entered into by the Company are set out in Note 31 to the Consolidated Financial Statements.
14. SHARE CAPITAL
Details of the Company’s share capital are set out in Note 32 to the Consolidated Financial Statements.
15. OTHER EQUITY INSTRUMENTS
Details of the Company’s other equity instruments are set out in Note 33 to the Consolidated Financial Statements.
16. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL
The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in respect of the Santander UK group are set out in Note 38 to the Consolidated Financial Statements.
17. RELATED PARTY TRANSACTIONS
The Company’s only transactions with related parties arise in connection with the receipt of dividends declared by its subsidiaries, payment of dividends on its own ordinary shares and Perpetual Capital Securities, interest payments to its subsidiary on intercompany loans and interest received from its subsidiaries relating to downstreamed funding of senior debt, as well as any transactions entered into as part of the implementation of Santander UK’s ring-fencing plans.
18. EVENTS AFTER THE BALANCE SHEET DATE
See Note 42 to the Consolidated Financial Statements.
19. INTEREST RATE BENCHMARK REFORM
At 31 December 2020, the Company had £2,196m of USD LIBOR-linked Financial liabilities at amortised cost that were affected by IBOR reform and have yet to transition to an alternative benchmark interest rate as provided internally to key management personnel.
Further details of the significant interest rate benchmarks to which hedging relationships are exposed, the extent of risk exposure that is affected by IBOR reform, the effect of IBOR reform on interest rate risk management and how Santander UK's transition to alternative benchmark interest rates is being managed, are disclosed in Note 43 to the Consolidated Financial Statements and the Banking market risk section of the Risk review.
Santander UK Group Holdings plc    273

Annual Report 2020 | Shareholder information

Shareholder information
	Contents
	Subsidiaries, joint ventures and associates	275
	Forward-looking statements	278
	Risk factors	280
	Regulation of the Santander UK group	294
	Articles of Association	296
	Iran Threat Reduction and Syria Human Rights Act (ITRA)	297
	New York Stock Exchange (NYSE) Corporate Governance	298
	Other information	299
	Additional balance sheet analysis	300
	Taxation for US investors	311
	Glossary of financial services industry terms	312
	Cross-reference to Form 20-F	318
274    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Subsidiaries, joint ventures and associates
In accordance with Section 409 of the Companies Act 2006, details of Santander UK Group Holdings plc’s subsidiaries, joint ventures and associates at 31 December 2020 are set out below.
Subsidiaries
All subsidiaries are consolidated by the Santander UK group.
Incorporated and registered in England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest	Ultimate proportion of ownership
Name of subsidiary				%	%
2 & 3 Triton Limited	A	Indirect	Ordinary £1	—	100
A & L CF June (2) Limited	A	Indirect	Ordinary £1	—	100
A & L CF June (3) Limited	A	Indirect	Ordinary £1	—	100
A & LCF March (5) Limited	A	Indirect	Ordinary £1	—	100
A & L CF September (4) Limited	A	Indirect	Ordinary £1	—	100
Abbey National Beta Investments Limited	A	Indirect	Ordinary £1	—	100
Abbey National Business Office Equipment Leasing Limited	A	Indirect	Ordinary £1	—	100
Abbey National Nominees Limited	A	Indirect	Ordinary £1	—	100
Abbey National PLP (UK) Limited	A	Indirect	Ordinary £1	—	100
Abbey National Property Investments	A	Indirect	Ordinary £1	—	100
Abbey National Treasury Services Investments Limited	A	Indirect	Ordinary £1	—	100
Abbey National Treasury Services Overseas Holdings	A	Indirect	Ordinary £1	—	100
Abbey National UK Investments	A	Indirect	Ordinary €0.20	—	100
			Ordinary £1
Abbey Stockbrokers (Nominees) Limited	A	Indirect	Ordinary £1	—	100
Abbey Stockbrokers Limited	A	Indirect	Ordinary £1	—	100
			A Preference £1
			B Preference £1
Alliance & Leicester Cash Solutions Limited	A	Indirect	Ordinary £1	—	100
Alliance & Leicester Commercial Bank Limited	A	Indirect	Ordinary £1	—	100
Alliance & Leicester Investments (Derivatives) Limited	A	Indirect	Ordinary £1	—	100
Alliance & Leicester Investments (No.2) Limited	A	Indirect	Ordinary £1	—	100
Alliance & Leicester Investments Limited	A	Indirect	Ordinary £1	—	100
Alliance & Leicester Limited	G	Indirect	Ordinary £0.50	—	100
Alliance & Leicester Personal Finance Limited	G	Indirect	Ordinary £1	—	100
AN (123) Limited	A	Indirect	Ordinary £0.10	—	100
ANITCO Limited	A	Indirect	Ordinary £1	—	100
Athena Corporation Limited	A	Indirect	Ordinary £1	—	100
Cater Allen Holdings Limited	A	Indirect	Ordinary £1	—	100
Cater Allen International Limited	A	Indirect	Ordinary £1	—	100
Cater Allen Limited	A	Indirect	Ordinary £1	—	100
Cater Allen Lloyd's Holdings Limited	A	Indirect	Ordinary £1	—	100
Cater Allens Syndicate Management Limited	A	Indirect	Ordinary £1	—	100
First National Motor Business Limited (In liquidation)	F	Indirect	Ordinary £1	—	100
First National Motor Contracts Limited (In liquidation)	F	Indirect	Ordinary £1	—	100
First National Motor Facilities Limited (In liquidation)	F	Indirect	Ordinary £1	—	100
First National Motor Finance Limited (In liquidation)	F	Indirect	Ordinary £1	—	100
First National Motor Leasing Limited (In liquidation)	F	Indirect	Ordinary £1	—	100
First National Motor plc	B	Indirect	Ordinary £1	—	100
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—	100
Insurance Funding Solutions Limited	A	Indirect	Ordinary £1	—	100
Liquidity Limited	A	Indirect	Ordinary A £0.10	—	100
			Ordinary B1 £0.10
			Ordinary B2 £0.10
			Preference £1
Mortgage Engine Limited	A	Indirect	Ordinary £1	—	100
PSA Finance UK Limited	H	Indirect	Ordinary £1	—	50
(1) Refer to the key at the end of this section for the registered office address.
Santander UK Group Holdings plc    275

Annual Report 2020 | Shareholder information

Subsidiaries, joint ventures and associates continued

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest	Ultimate proportion of ownership
Name of subsidiary				%	%
Santander (CF Trustee Property Nominee) Limited	S	Trust relationship	Ordinary £1	—	—
Santander (CF Trustee) Limited	S	Trust relationship	Ordinary £1	—	—
Santander (UK) Group Pension Scheme Trustees Limited	S	Direct	Ordinary £1	100	100
Santander Assets Finance (December) Limited	G	Indirect	Ordinary £1	—	100
Santander Asset Finance plc	A	Indirect	Ordinary £0.10	—	100
Santander Cards Limited	A	Indirect	Ordinary £1	—	100
Santander Cards UK Limited	A	Indirect	Ordinary £1	—	100
Santander Consumer (UK) plc	B	Indirect	Ordinary £1	—	100
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—	100
Santander Equity Investments Limited	A	Direct	Ordinary £1	100	100
Santander Estates Limited	G	Indirect	Ordinary £1	—	100
Santander Financial Services plc	A	Direct	Ordinary £1	100	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	—	100
Santander Guarantee Company	A	Indirect	Ordinary £1	—	100
Santander Lending Limited	A	Indirect	Ordinary £1	—	100
Santander Mortgage Holdings Limited	A	Indirect	Ordinary £1	—	100
Santander Private Banking UK Limited	A	Indirect	Ordinary £1	—	100
Santander Secretariat Services Limited	A	Direct	A Ordinary US$0.01	100	100
Santander UK Operations Limited	A	Indirect	Ordinary A £1	—	100
			Ordinary B £1	—	100
Santander UK (Structured Solutions) Limited	A	Indirect	Ordinary £0.01	—	100
Santander UK plc	A	Direct	Ordinary £0.10	100	100
Santander UK Technology Limited	A	Indirect	Ordinary £1	—	100
Sheppards Moneybrokers Limited	A	Indirect	Ordinary £1	—	100
Solarlaser Limited	A	Indirect	Ordinary £1	—	100
SCF Eastside Locks GP Limited	S	Trust relationship	Ordinary £1	—	—
The Alliance & Leicester Corporation Limited	A	Indirect	Ordinary £1	—	100
Time Retail Finance Limited (In liquidation)	F	Indirect	Ordinary £1	—	100
			Ordinary £0.0001	—	100
Tuttle and Son Limited	A	Indirect	Ordinary £1	—	100
(1) Refer to the key at the end of this section for the registered office address.

Incorporated and registered outside England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest	Ultimate proportion of ownership
Name of subsidiary				%	%
A & LCF (Guernsey) Limited	T	Indirect	Ordinary £1	—	100
Abbey Business Services (India) Private Limited	Q	Indirect	Ordinary INR 10	—	100
Abbey National International Limited	U	Indirect	Ordinary £1	—	100
ALIL Services Limited (In liquidation)	R	Indirect	Ordinary £1	—	100
Carfax (Guernsey) Limited	T	Indirect	Ordinary £1	—	100
Santander Cards Ireland Limited	J	Indirect	Ordinary €1	—	100
			Ordinary €1.27
Santander ISA Managers Limited	I	Indirect	Ordinary £1	—	100
Sovereign Spirit Limited	P	Indirect	Ordinary BMD 1	—	100
(1) Refer to the key at the end of this section for the registered office address, including the country

276    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Other subsidiary undertakings
All entities are registered in England and Wales except for Guaranteed Investment Products 1 PCC Limited which is registered in Guernsey and Motor Securities 2018-1 Designated Activity Company and Motor Securities 2020-1 Designated Activity Company which are registered in Ireland.
The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

	Registered	Name of entity	Registered
Name of entity	office(1)		office(1)
Abbey Covered Bonds (Holdings) Limited	E	Holmes Trustees Limited	A
Abbey Covered Bonds (LM) Limited	E	Langton Funding (No.1) Limited	C
Abbey Covered Bonds LLP	A	Langton Mortgages Trustee (UK) Limited	A
Auto ABS UK Loans 2017 Holdings Limited	C	Langton PECOH Limited	C
Auto ABS UK Loans 2017 plc	C	Langton Securities (2008-1) plc	C
Auto ABS UK Loans 2019 Holdings Limited	L	Langton Securities (2010-1) plc	C
Auto ABS UK Loans 2019 plc	L	Langton Securities (2010-2) plc	C
Auto ABS UK Loans Holdings Limited	C	Langton Securities Holdings Limited	C
Auto ABS UK Loans plc	C	MAC No.1 Limited	A
Fosse (Master Issuer) Holdings Limited	C	Motor 2015-1 Holdings Limited	C
Fosse Funding (No.1) Limited	C	Motor 2016-1 Holdings Limited	C
Fosse Master Issuer plc	C	Motor 2016-1 plc	C
Fosse PECOH Limited	C	Motor 2017-1 Holdings Limited	C
Fosse Trustee (UK) Limited	A	Motor 2017-1 plc	C
Guaranteed Investment Products 1 PCC Limited	M	Motor Securities 2018-1 Designated Activity Company	N
Holmes Funding Limited	A	Motor Securities 2020-1 Designated Activity Company	N
Holmes Holdings Limited	A	PECOH Limited	A
Holmes Master Issues plc	A
(1) Refer to the key at the end of this section for the registered office address.

Joint ventures and associates
All of these entities, which are registered in England and Wales, are associated undertakings accounted for by the equity method of accounting.

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest	Ultimate proportion of ownership
Name of subsidiary				%	%
Hyundai Capital UK Limited	K	Indirect	Ordinary £1	—	50
PSA UK Number 1 plc (In liquidation)	H	Indirect	B Ordinary £1	—	50
			C Ordinary £1
Syntheo Limited (In liquidation)	F	Indirect	Ordinary £1	—	50
Volvo Car Financial Services UK Limited	O	Indirect	Ordinary £1	—	50
(1) Refer to the key at the end of this section for the registered office address.

All entities are joint ventures, except for PSA UK Number 1 plc which is an associate.
Overseas branches
The Company has no overseas branches. Santander Financial Services plc, a subsidiary, has branch offices in Jersey and the Isle of Man.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN	L	10th Floor, 5 Churchill Place, London E14 5HU
B	Santander House, 86 Station Road, Redhill RH1 1SR	M	Ground Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey
C	1 Bartholomew Lane, London EC2V 2AX		GY1 2HT
D	40a Station Road, Upminster, Essex RM14 2TR	N	3rd Floor, Flemming Court, Flemming’s Place, Dublin 4
E	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard,	O	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL
	London EC2R 7AF	P	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
F	Griffins, Tavistock House South, Tavistock Square, London WC1H 9LG	Q	The Residency, 7th Floor, 133/1 Residency Road, Bangalore, KA
G	Carlton Park, Narborough, Leicester LE19 0AL		560 025, India
H	61 London Road, Redhill RH1 1QA	R	19/21 Prospect Hill, Douglas, Isle of Man IM99 1RY
I	287 St. Vincent Street, Glasgow, Scotland G2 5NB	S	201 Grafton Gate East, Milton Keynes MK9 1AN
J	25/28 North Wall Quay, Dublin 1, Ireland	T	Fourth Floor, The Albany, South Esplanade, St. Peter Port,
K	London Court, 39 London Road, Reigate RH2 9AQ		Guernsey GY1 4NF
		U	19-21 Commercial Street, St. Helier, Jersey JE2 3RU
Santander UK Group Holdings plc    277

Annual Report 2020 | Shareholder information

Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and in other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:
–projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios
–statements of plans, objectives or goals of Santander UK or its management, including those related to products or services
–statements of future economic performance, and
–statements of assumptions underlying such statements
Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operation, are considered in detail in the Risk review, and they include:
–the effects of disruptions in the global economy and global financial markets
–the effects of UK economic conditions
–the effects of UK’s withdrawal from the European Union
–the effects of competition with other financial institutions, including new entrants into the financial services sector
–the risk that Santander UK’s new or existing products and services may not become (or may not continue to be) successful
–the risk that Santander UK may be unable to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to prepayment risk
–the risk that Santander UK may be unable to manage the growth of its operations
–the effects of any changes to the reputation of Santander UK or its affiliates
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may limit Santander UK’s operations
–Santander UK’s ability to access liquidity and funding on acceptable financial terms
–the effects of an adverse movement in external credit rating assigned to Santander UK, any Santander UK member or any of their respective debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–risks arising from the integrity and continued existence of reference rates
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write down powers thereunder
–the effects of any failure to comply with anti-money laundering, anti-terrorism, anti-corruption, anti-tax evasion or sanctions laws or regulations, or the risk of any failure to prevent or detect any illegal or improper activities fully or timeously
–the effects of taxation (and any changes to tax), in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss from civil litigation and/or criminal legal or regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and processes may not be sufficiently robust
–the effect of cyber-crime on Santander UK’s business
–the risks arising from any non-compliance with Santander UK’s policies, from any employee misconduct or human error, or from any negligence or fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–the risk that Santander UK, along with the government, may not have the ability to manage and mitigate the impacts of climate change effectively
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods
–the risks arising from Santander UK’s reliance on third parties and affiliates for key infrastructure support, products and services
–the ability of Santander UK to recruit retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards
Please refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2020) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise..
278    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

This page left intentionally blank
Santander UK Group Holdings plc    279

Annual Report 2020 | Shareholder information

Risk factors
An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks, the material ones of which are set out below.
Geopolitical and macro-economic risks
Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets
Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by the general economic conditions in the UK.
There is a risk of an extended period of economic contraction that continues through 2021 as further lockdowns are imposed restricting economic activity in the UK and across the globe depending on the efficacy, take-up and rollout of the vaccines for Covid-19. These risks could amplify the existing downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that create debt management issues for customers, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries. This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses.
In particular, Santander UK faces, among others, the following risks related to the current economic downturn:
–Reduced demand for Santander UK’s products and services.
–Inability of Santander UK’s borrowers to comply fully or in a timely manner with their existing obligations.
–The process Santander UK uses to estimate losses inherent in its credit exposure requires complex judgements and assumptions, including forecasts of economic conditions, if such economic conditions develop more adversely than Santander UK’s estimates it may impair the ability of Santander UK’s borrowers to repay their loans.
–The degree of uncertainty concerning economic conditions may adversely affect the accuracy of Santander UK’s estimates, which may, in turn, impact the reliability of the process and the sufficiency of Santander UK’s loan loss allowances.
–Disruption of macro-economic factors (such as GDP, unemployment and house prices), both locally and regionally.
–Lower or negative interest rates, reducing Santander UK’s interest margins.
–The value and liquidity of the portfolio of investment securities that Santander UK holds may be adversely affected.
–The recovery of the international financial industry may be delayed and impact Santander UK’s operations, financial condition and prospects.
–Adverse macroeconomic developments have had and may continue to have a negative impact on the household income of Santander UK’s retail customers and the profitability of Santander UK’s business customers, which has adversely affected and may continue to adversely affect the recoverability of Santander UK’s loans and other extensions of credit and result in increased credit losses. In particular, the outbreak of Covid-19 and various efforts recommended or put in place for individuals and businesses to contain the spread of the disease in the UK and in other countries, as well as some of the UK government and central bank financial mitigation measures, has had a material adverse effect on Santander UK’s operations and income, as described below under 'The Covid-19 pandemic'.
–Accommodative monetary policies leading to an extended period of low or lower interest rates, particularly the reduction of interest rates to near zero as a mitigating measure in response to the Covid-19 outbreak, weaker sterling, higher government debt levels, and potentially higher inflation in the longer term, which could have an adverse effect on Santander UK’s profitability.
Adverse changes in the credit quality of Santander UK’s borrowers and counterparties or a general deterioration in UK economic conditions could reduce the recoverability and value of Santander UK’s assets and require an increase in its level of provisions for expected credit losses. There can be no assurance that Santander UK will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. For example, for 2020, Santander UK recognised net provisions of £448m relating to the Covid-19 pandemic as described further below under 'The Covid-19 pandemic'. Material increases in Santander UK’s provisions for loan losses and write-offs or charge-offs have had and could continue to have a material adverse effect on its operations, financial condition and prospects. Any significant related reduction in the demand for its products and services could also have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is also exposed to:
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism, once concerns directly related to the pandemic subside. Further moves towards unilateralism may also cause increased tension between nations, which could negatively impact the global economy and financial markets;
–Climate change risks which could have a material impact on our client's business models under a transition to a low carbon economy; Other environmental risks such as extreme weather, natural disasters, biodiversity loss, human made environmental disasters, health impacted by pollution, water crisis, and other infectious diseases; and
–Social unrest as a result of severe economic disruption caused by the pandemic.
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
The Covid-19 pandemic
The Covid-19 pandemic has caused, and continues to cause, social disruption and a material economic downturn in the UK and globally, the effects of which continue to unfold and may worsen. This has had a material adverse effect on Santander UK’s operations and income, and could continue to have a material adverse effect on its operations, income, financial condition and prospects depending on a number of factors which remain uncertain at this point (further waves of infection, further variants of the Covid-19 virus, the distribution and further development of vaccines, further lockdowns and the speed and stability of the economic recovery, amongst others). To the extent the Covid-19 pandemic continues to adversely affect the global economy and/or Santander UK, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein, or may pose other risks which are not presently known to Santander UK or not currently expected to be significant to Santander UK’s business, operations or financial performance. For further information on the impact of the Covid-19 pandemic on Santander UK’s operating environment, see 'Operating environment and stakeholder update' and Note 1 to the Consolidated Financial Statements.
280    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

The Covid-19 pandemic has caused global disruption, which has impacted Santander UK’s customers, suppliers, staff and operations. In March 2020, the UK, as well as other jurisdictions, implemented severe restrictions on the movement of the population, with a resultant significant impact on economic activity. Despite a gradual phasing out of such restrictions during the summer months of 2020, restrictions have since been reinstated with diverging stringency and at different times in jurisdictions across the globe. Although a number of vaccines are now available and more are expected, it remains unclear how restrictions will evolve through 2021; this will depend on the pace of the vaccination programme and its extension, possible mutations to the Covid-19 virus and the effectiveness of the vaccine and length of the immunity it grants. Santander UK continues to monitor the situation closely.
In response to the Covid-19 pandemic, Santander UK deployed working from home capabilities and adapted some of its key processes and working areas, such as branches and call centres, to the working requirements under lockdown. However, Santander UK faces operational challenges arising from this deployment, including those presented by the unavailability of personnel and the changes in normal operating procedures, which put pressure on internal controls. Santander UK has been, and may continue to be, adversely affected by disruptions to its infrastructure, business processes and technology services, including as a result of the temporary freeze on system changes unrelated to the Covid-19 pandemic, which was implemented in the second quarter of 2020 to minimise the impact of the additional pressures on Santander UK’s systems. Santander UK may also face increased operational risks due to cyber security threats and fraud as the speed and extent of deployment of government schemes put additional pressure on internal controls. For further information, see “Operating environment and stakeholder update” and “Risk review - Operational risk.” Working practices are under ongoing review to allow improved controls, better remote working and flexibility, to comply with social distancing measures on-site, and to be able to provide testing, cater for self-isolating needs and to allow a swift response to new lock down measures, all of which may lead to increased costs or further business disruption.
Like other jurisdictions, the UK government and central bank have launched measures to provide financial support to parts of the economy most impacted by the Covid-19 pandemic (see “Risk review—Credit risk—Credit risk – Santander UK group level—Covid-19 Support measures”). The success of these measures (for example, lower interest rates, extensive central bank lending, extension of effective dates for regulatory changes, business lending schemes, payment holidays and furlough measures) to reactivate the economy and support households and businesses is still uncertain and may not be able to prevent a prolonged and deep crisis or even a recessionary environment. A significant number of our customers have made use of these business lending schemes and payment holidays. For further details, see “Operating environment and stakeholder update” and “Risk review - Credit risk - Credit risk – Santander UK group level - Santander UK Group level – Credit risk review - Covid-19 Support measures”.
Several of these measures have had, and are expected to continue to have, a negative impact on our financial condition and results of operations. For example, our net interest income was impacted by an immediate repricing of assets following cuts in the Bank of England’s (BoE) base rate from 0.75% to 0.1% in response to the Covid-19 pandemic which was mitigated by deposit repricing actions in the second half of 2020. In addition, our non-interest income for the year ended 31 December 2020 decreased by 40% compared to 2019. This resulted from significantly lower banking and transaction fees in our retail business, which, although largely due to expected reductions following the implementation of regulatory changes to overdraft income, were caused partly by the Covid-19 pandemic. For further details on the impact of the Covid-19 pandemic on our financial condition and results of operations, see "Chief Executive Officer's review", "Financial overview", “Risk review - Risk overview - Top risks”, and "Financial review".
The impact of the Covid-19 pandemic on our retail and corporate customers’ income, profitability and prospects could significantly affect their ability to service and repay their loans. Our credit impairment charges have consequently increased as our new credit scenarios, and the weights applied to those scenarios, under IFRS 9 reflect a range of potential economic outcomes due to the Covid-19 pandemic. These scenarios capture a range of recovery paths for the UK economy, reflecting the uncertain environment caused by the Covid-19 pandemic, including possible further local/regional lockdown restrictions in 2021 and the impact of the UK government responses. These scenarios have been weighted to the downside to reflect the longer path to recovery for the UK. For further details, see “Risk review - Credit risk - Credit risk – Santander UK group level - Multiple economic scenarios and probability weights.” Santander UK recognised net provisions of £448m relating to the Covid-19 pandemic during 2020, arising from the changes to economic scenarios and weights and the staging reclassification of certain loans following an in-depth sectoral and payment holiday review. During 2020 £0.8bn of mortgage assets (based on a sample mortgage customer contact exercise, as well as additional Stage 1 customer data profiling) were transferred from Stage 1 to Stage 2 lifetime ECL. Santander UK has also transferred £3.1bn corporate Stage 1 loans into Stage 2 lifetime ECL and £0.4bn of corporate Stage 2 to Stage 3 ECL following contact with customers regarding possible concessions, review of the existing judgment perimeter and categorisation of sectors as “Low, Medium or High Risk” based on the Standard Industrial Classification (SIC) codes for 31 December 2020 reporting. For further details, see “Risk review - Credit risk”.
The assumptions and economic forecasts used in these scenarios, and the weights applied to them, may need to be reviewed further if the Covid-19 pandemic worsens and depending on the effects of further impacts on the global economy, international markets and in relation to specific business sectors, which may suffer worse losses than others or have a much slower recovery. The impact of the outbreak on the long-term prospects of businesses in these sectors is expected to be material and may lead to significant ECL charges on specific exposures, which may not be fully captured by ECL modelling techniques. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, due to the lack of historical reference points and data. In the case of Covid-19, there are no precedents to model and forecast the effects of the pandemic and the related containment measures and financial support schemes in the medium and long term.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK or its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.
The UK’s withdrawal from the European Union could have a material adverse effect on Santander UK’s operations, financial condition and prospects
On 31 January 2020 the UK ceased to be a member of the EU, on withdrawal terms which established a transition period until 31 December 2020, during which the UK continued to be treated as an EU member state and applicable EU legislation continued to be in force (the Transition Period). A trade deal was agreed between the UK and the EU prior to the end of the Transition Period and the new regulations came into force on 1 January 2021.
The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy, although a further transitional period has been agreed with respect to rules on the transfer of personal data between the EU and the UK until the end of June 2021. Without equivalence decisions or other agreements that provide market access on a stable and wide-spread basis, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties. It is uncertain whether equivalence decisions will be granted or whether a trade agreement with respect to financial services between the EU and the UK will be reached. The impact of any such trade agreement, equivalence decisions or any other cooperation mechanisms on financial markets generally, the extent of legislative and regulatory convergence and regulatory cooperation that would be required between the UK and the EU member states, as well as the level of access that may be granted to financial services firms across EU and UK markets is uncertain. The wider impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and a lack of access to certain financial market infrastructure, may affect Santander UK's operations, financial condition and prospects and those of its customers and clients.
Uncertainty remains around the effect of the current trade deal on economic growth in the UK given that it does not address financial services and around the effect of the additional non-tariff trade barriers imposed on products. It is likely that growth will initially be disrupted as businesses adapt to the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.
Santander UK Group Holdings plc    281

Annual Report 2020 | Shareholder information

While the longer term effects of the UK’s withdrawal from the EU are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term and which could negatively affect Santander UK's customers and clients and counterparties.
There are also other potential longer term impacts resulting from Brexit which could impact the UK economy and Santander UK's business such as increased calls for a second referendum on Scottish independence from the UK and instability in Northern Ireland, if the current arrangements regarding the borders between the Republic of Ireland, Northern Ireland and Great Britain are called into further question.
If one or more of these risks were to materialise it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Business model risks
Santander UK is exposed to competition from other financial institutions, including new entrants into the financial services sector
The markets for UK financial services are very competitive and Santander UK has seen strong competition from incumbent banks and large building societies. In addition, Santander UK faces competition from a number of new entrants, non-banks and other providers. The UK government and regulators are actively supporting the emergence of new entrants into the UK financial services market. The internet and mobile technologies are also changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking in recent years and we expect the strong trends towards customer digital adoption to have been further accelerated during the Covid-19 crisis. Santander UK is investing in a multi-year transformation programme, including digitalisation of channels and services and automation of physical channels, to both meet customer preferences and protect its competitive position. There can be no assurance that the transformation programme will deliver the benefits sought from it. Santander UK faces competition from established providers of financial services as well as from banking business developed by non-financial companies, including technology companies and large retail companies with strong brand recognition. Management expects such competition to continue or intensify as a result of customer behaviour and trends, technological changes, competitor behaviour, the growth in digital banking, new lending models and changes in regulation (including the recent introduction of Open Banking and changes arising from PSD2). As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Santander UK’s existing competitors in that market, limiting Santander UK’s ability to increase its customer base and expand its operations, increasing competition for investment opportunities and potentially reducing Santander UK’s market share.
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
Santander UK’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
The success of Santander UK’s operations and its profitability depends, in part, on the success of new products and services it offers to customers and the way in which it offers and provides it products and services. The increasing availability of a wide range of digital or online products and services for customers requires banks like Santander UK to enhance their offerings in order to retain and attract customers. However, Santander UK cannot guarantee that its new products and services or the way in which it offers or provides its products and services will meet the needs or preferences of Santander UK’s customers which may change over time, and such changes may render Santander UK’s products and services obsolete, outdated or unattractive, and Santander UK may not be able to develop new products that meet its customers’ changing needs in a timely manner. As Santander UK expands the range of its products and services, some of which may be at an early stage of development in the UK market, it will be exposed to known, new and potentially increasingly complex risks, including conduct risk, and development expenses. Santander UK’s employees and risk management systems, as well as its experience and that of its partners, may not be sufficient or adequate to enable it to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect its operating results.
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
Damage to Santander UK’s reputation could cause harm to its business prospects
Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to the reputation of Santander UK or Banco Santander SA (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, failure to deliver minimum standards of service and quality, disruption to service due to a cyber-attack, wider IT failures, compliance failures, third party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers, counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects.
If Santander UK is unable to manage the growth of its operations, this could have a material adverse impact on its profitability
Santander UK allocates management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring its businesses when necessary. From time to time, Santander UK evaluates acquisition, disposal, and partnership opportunities that it believes could offer additional value to its shareholders and customers and are consistent with its business strategy. However, Santander UK may not be able to identify suitable acquisition or partnership candidates and may not be able to acquire promising targets or form partnerships on favourable terms, or at all. Furthermore, preparations for acquisitions that Santander UK does not complete can be disruptive. Santander UK bases its assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Santander UK’s ability to benefit from any such acquisitions and partnerships will depend in part on its successful integration of those
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
Santander UK cannot provide assurance that it will, in all cases, be able to manage its growth effectively or to implement its strategic growth decisions, including its ability to:
–Manage efficiently the operations and employees of expanding businesses
–Maintain or grow its existing customer base
–Successfully execute its strategy
–Fully due diligence and assess the value, strengths and weaknesses of investment or acquisition candidates
–Finance strategic opportunities, investments or acquisitions
–Fully integrate strategic investments, or newly-established entities or acquisitions, in line with its strategy
–Align its current information technology systems adequately with those of an enlarged group
–Apply its risk management policy effectively to an enlarged group
Any or all of these factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK could suffer significant reputational harm if it fails to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with Santander UK or give rise to litigation or regulatory enforcement actions against Santander UK. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to Santander UK’s financial condition and prospects.
Capital and liquidity risk
Santander UK is subject to regulatory capital, liquidity and leverage requirements that could limit its operations, and changes to these requirements may further limit and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Capital Requirements Regulation and Capital Requirements Directive IV
Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under retained EU law and as adopted by the PRA. Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write down (for more information, see the risk factor entitled ‘Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers’).
The EU Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. The CRR has been amended through a series of EU regulations, including the Capital Requirements Regulation 2 (CRR 2) and the CRD IV Directive amended by the Capital Requirements Directive V (CRD V Directive). The European Union (Withdrawal) Act 2018 converted the directly applicable elements of CRD IV into UK law on 31 December 2020 and preserved existing UK law implementing the CRD IV directive.
In implementing CRD IV and the revised versions of CRD IV , the PRA has required the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. Though the results of the PRA’s 2019 stress test (the most recent exercise undertaken) did not impact on the level of capital that Santander UK is required to hold, the PRA could, in the future, as a result of stress testing exercises and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions, require Santander UK to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Leverage ratios
The Financial Services Act 2012 (the FS Act) also provides the Financial Policy Committee (FPC) of the BoE with certain other macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The PRA require UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies to hold enough CET1 capital to meet an additional leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Other Systemically Important Institutions (O-SII) Buffer rate following the implementation of the CRD V Directive on 28 December 2020 (previously the Systemic Risk Buffer rate) and for consolidated groups which include a Ring Fenced Body to hold enough CET1 capital to meet the Additional Leverage Ratio Buffer (ALRB). The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to Santander UK being further increased, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Further regulatory changes
Regulators in the UK and worldwide have also proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BoE is required to set the Minimum Requirement for Eligible Liabilities (MREL) for all institutions. The BoE expects banks to comply with end-state MREL requirements by 1 January 2022.
The UK implementation of the elements of CRR2 that are not currently in force, which include revisions to the leverage ratio, counterparty risk capital requirements and the net stable funding ratio (NSFR), is currently expected to be on 1 January 2022.
In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital,or could increase Santander UK’s expenses and could
Santander UK Group Holdings plc    283

Annual Report 2020 | Shareholder information

have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the UK implementation of the Basel Committee’s new market risk framework, which reflects rules made as a result of the Basel Committee’s fundamental review of the trading book. In addition, in December 2017 the Basel Committee published their finalisation of the Basel III framework, with proposed implementation from 1 January 2022. This includes the following elements:
–Revisions to the standardised approach for credit risk, credit valuation adjustment risk and operational risk to address certain weaknesses identified by the Basel Committee
–Additional constraints on the use of internal model approaches for credit risk, and removing the use of internal model approaches for credit valuation adjustment risk and operational risk
–The use of an output floor based on standardised approaches, and
–The introduction of a leverage ratio buffer for global systemically important banks and refinements to the definition of the leverage ratio exposure measure.
The Basel Committee delayed the proposed implementation date of these revised rules to 1 January 2023. There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for new business purposes and adversely affect Santander UK’s cost of funding, profitability and ability to pay dividends, continued organic growth (including increased lending), or pursue acquisitions or other strategic opportunities. Alternatively, Santander UK could be required to restructure its balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held,or raise additional capital but at increased cost and subject to prevailing market conditions. In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect Santander UK’s ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of Santander UK’s capital position. Furthermore, increased capital requirements may negatively affect Santander UK’s return on equity and other financial performance indicators.
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
In recent years Santander UK has also made use of central bank funding schemes such as the BoE's Term Funding Scheme and the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises (TFSME). As at 31 December 2020, Santander UK had drawn £6.3bn of cash under the Term Funding Scheme and a further £11.7bn of cash under the TFSME.
More recently, in response to the Covid-19 pandemic, the BoE introduced the TFSME, with similar terms to its previous Term Funding scheme. Santander UK has utilised this scheme as appropriate to mitigate and pre-empt funding risks that may arise as a result of the global pandemic. A rapid removal or significant reduction, in outstanding quantitative easing purchase programmes could have an adverse effect on Santander UK’s ability to access liquidity and on its funding costs. Any significant reduction or withdrawal of any central bank funding facilities Santander UK may be utilising at any given time could cause an increased dependence on term funding issues and increase its funding costs.
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
Any downgrade in the external credit ratings assigned to Santander UK or any of Santander UK’s debt securities could have an adverse impact on Santander UK. In particular, a downgrade in Santander UK’s credit ratings could increase its borrowing costs and could require it to post additional collateral or take other actions under some of derivatives, loan facilities or other financial contracts, and could limit its access to capital markets and have a material adverse effect on its operations, financial condition and prospects. For example, a credit rating downgrade could have a material adverse effect on Santander UK’s ability to sell or market certain products, engage in certain longer-term or derivatives transactions and retain its customers or investors, particularly those who need a minimum rating threshold in order to transact or invest.
Any of these results of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander UK, including its operations, financial condition and prospects. For example Santander UK estimates that at 31 December 2020, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £1.5bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £1.9bn of cash and collateral at 31 December 2020. These potential outflows are captured under the LCR regime. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.
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
The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension schemes where that employer is a service company,or is otherwise ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation). As some of the employers within Santander UK are service companies, if the Pensions Regulator determines that they have become insufficiently resourced and no suitable mitigating action is undertaken, other companies within Santander UK which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers or could require additional amounts to be paid into the relevant pension schemes in respect of them.
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
Santander UK Group Holdings plc    285

Annual Report 2020 | Shareholder information

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
The defined benefit schemes have material investments in illiquid assets primarily unlisted credit, private equity and property. The value of these investments can only be known when they are realised. The value in the accounts is an estimate of the fair value of these investments but the final realised value could be materially different and if less than the value used could result in Santander UK having to make increased contributions to reduce or satisfy resulting deficits which as above would divert resources from use in other areas of the business and reduce its capital resources.
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
Market risk refers to the probability of variations in Santander UK’s net interest income or in the market value of its assets and liabilities due to volatility of interest rates, credit spreads, exchange rates or equity prices.
Changes in interest rates would affect the following areas, among others, of Santander UK’s business:
–Net interest income
–The value of Santander UK’s derivatives transactions
–The market value of Santander UK securities holdings
–The value of Santander UK’s loans and deposits
–The volume of loans originated
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
Due to the historically low interest rate environment in the UK in recent years, and following on from the BoE base rate cut to 0.1% in March 2020, the rates on many of Santander UK’s interest-bearing deposit products have been priced at or near zero. This may limit Santander UK’s ability to further reduce customer rates in the event of further cuts in BoE base rate putting pressure on Santander UK's margins and profitability. If a generally low interest rate environment in the UK persists in the long term, it may be difficult to increase Santander UK’s net interest income, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is exposed to risks relating to the integrity and continued existence of reference rates
The current expectation is that GBP, EUR, JPY and CHF LIBOR, as well as one-week and two-month USD LIBOR, will generally cease to be available for use after 31 December 2021, and that other USD LIBOR tenors will similarly cease after 30 June 2023. It is not yet clear whether a form of synthetic LIBOR (in respect of any of the aforementioned currencies) will be published for limited use in what may be defined as “tough legacy” transactions. The interaction of different legal initiatives in several jurisdictions may cause some interpretative ambiguities and conflicts of law, and the lack of a legal or regulatory framework in the UK for the automatic transition of legacy contracts makes such transition more complex and subject to a range of risks (including legal, litigation, conduct, system, model and reputational risks) that could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Although it is expected that GBP LIBOR will be declared non-representative before the end of 2021, it is not yet clear when this will occur, or when other currency LIBOR rates and their different tenors will cease to exist, or whether a form of synthetic LIBOR will be published for limited use in what may be defined as “tough legacy” transactions. The interaction of different legal initiatives in several jurisdictions may cause some interpretative ambiguities and conflicts of law, and the lack of a legal or regulatory framework in the UK for the automatic transition of legacy contracts and agreements makes such transition more complex and subject to a range of risks (including legal, litigation, conduct, system, model and reputational risks) that could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK's most significant exposures are to GBP LIBOR, and mainly represent derivatives transacted to hedge its balance sheet risks, corporate loans and medium-term funding. At 31 December 2020, Santander estimates the notional value of its contracts referencing post-2021 LIBOR benchmarks to be £81.1bn. For details of the notional value of derivative hedging instruments by benchmark interest rate, see Note 11 to the Consolidated Financial Statements.
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
Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of Santander UK’s financial assets. Negative changes in positions recorded at fair value could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK has material exposures to securities, loans, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative market changes. A widening of market credit spreads, reflecting the prevailing market conditions would negatively impact asset valuations in future periods and may result in negative changes in the fair values of Santander UK's financial assets. A tightening of Santander UK’s own credit spreads would increase the magnitude of liabilities, thereby reducing net assets.

In addition, the value ultimately realised by Santander UK on disposal of assets and liabilities recorded at fair value may be lower than their current fair value; for example, during the last global financial crisis, financial markets were subject to periods of significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads.
Santander UK is also exposed to changes in the market value of credit and funding spreads for the valuation of certain derivative contracts, the estimated value of which is negatively exposed to increases in the Credit Valuation Adjustment (CVA) spread and the Funding Fair Valuation Adjustment (FFVA) spread over the lifetime of the transaction.
Any of these factors could require Santander UK to record negative changes in fair value which could have a material adverse effect on its operations, financial condition and prospects.
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
Santander UK invests in debt securities of the UK Government largely for liquidity management purposes. At 31 December 2020, approximately 10% of Santander UK’s total assets and 10% of Santander UK’s securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at historically low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers required monthly payments may result in higher delinquency rates and losses related to non-performing loans in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
If Santander UK’s assessment of and expectations concerning the above-mentioned factors differ from actual developments Santander UK may need to increase its loan loss reserves, which may adversely affect Santander UK’s operations, financial condition and prospects. Additionally, in calculating its loan loss reserves, Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio
The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 80.7% of Santander UK’s loan portfolio at 31 December 2020. As a result, Santander UK is highly exposed to developments in the residential property market in the UK.
Santander UK Group Holdings plc    287

Annual Report 2020 | Shareholder information

House price growth strengthened over the second half of 2020 as a result of pent up demand during the first Covid-19 lockdown in the UK together with the stimulus provided by temporary changes in stamp duty; however, there is a high level of uncertainty in the outlook for house prices in 2021 as these effects subside and whether further stimulus measures may be introduced. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic downturn and recovery will mean that losses could be incurred on loans should they go into possession.
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
Legal and regulatory risks
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see “Regulation of the Santander UK group”. The sector is facing unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability of institutions under their supervision), enhance consumer protection and improve controls in relation to financial crime-related risks. Santander UK expect regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the United Kingdom by the Prudential Regulation Authority (PRA), the Lending Standards Board (LSB), Financial Conduct Authority (FCA), the Payment Systems Regulator (PSR) and the Competition and Markets Authority (CMA).
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
Specific examples of areas where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to, the following:
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits, including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group.
–Competition: Reviews and investigations by competition authorities (which in the United Kingdom include the CMA, the FCA and the PSR) into any aspect of Santander UK’s operations or the functioning of any markets in which Santander UK operates.
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations at a European as well as domestic UK level. Within the UK, the Payment Systems Regulator has mandated Santander UK build systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (CRM) which both aim to reduce the level of customer fraud (particularly through our customer’s manipulation into making payments known as “Authorised Push Payment” fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failing in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value CHAPS system through the Real Time Gross Settlement (RTGS) renewal as well as the “New Payments Architecture” for faster payments, BACS and the other lower value retail payment schemes. The Covid-19 pandemic has also accelerated the existing trend of declining use of cash. Combined with existing overcapacity, this has led the industry to consider the creation of a single “Cash Utility” which would manage the operation of all cash processing infrastructure within the UK. The Second Payment Services Directive (PSD2) has been implemented within the UK and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Open Banking and PSD2 both have shown that they have the potential to exacerbate a number of existing risks including data loss/data protection, cyber security, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity. Santander UK has also adapted
288    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

systems and pricing to comply with other European regulations - including the Second Cross Border Payments Regulation which has required Santander UK to reduce prices for the majority of EEA currency payments in line with the price of their domestic equivalents
–Data Privacy: Failure to comply with emerging and recently implemented laws and regulations concerning data privacy and localisation in a number of jurisdictions across the globe may result in regulatory sanctions. In particular, GDPR has introduced new obligations on data controllers and rights for data subjects. The implementation of the GDPR has required substantial amendments to Santander UK’s procedures and policies. The changes have had, and could continue to have, an adverse impact on Santander UK’s business by increasing its operational and compliance costs. If there are breaches of the GDPR obligations, Santander UK could face significant administrative and monetary sanctions as well as reputational damage. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–LIBOR: It is expected that GBP LIBOR will be declared non-representative before the end of 2021, although it is not yet clear when this will occur, and LIBOR for other currencies is likely to be published for some time but also likely to cease in the near future. There is no legal or regulatory framework for the automatic transition of legacy contracts and agreements, the transition away from LIBOR requires a multiyear bank wide programme and the operational, legal and regulatory risks involved in such complex transition could have a material adverse effect on Santander UK's operations, financial condition and prospects.
–Insolvency: Changes to the UK corporate insolvency regime were introduced through the Corporate Insolvency and Governance Act 2020, including a pre-insolvency moratorium process for corporates in financial difficulty to give a period of time to seek a rescue or restructure and a new restructuring plan insolvency procedure to enable debt restructures. The Finance Act 2020 re-established certain tax debts owed by corporates as secondary preferential debts, ranking ahead of debts owed to floating charge holders. The Debt Respite Scheme (Breathing Space Moratorium and Mental Health Crisis Moratorium (England and Wales) Regulations 2020 will introduce from May 2021 the ability for individuals to apply for a breathing space or mental health crisis moratorium during which creditors may not demand payment of interest or fees that accrue or enforce a debt owed by the applicant. It is not yet clear what impact these changes will have in relation to the collection and recovery of loans to retail and corporate customers who are in financial difficulty or default.
–Evolving conduct and regulatory policy: The CMA is seeking enhanced consumer protection powers, and is considering policy issues that may impact financial services, for example 'loyalty penalties' and the impact of digitalisation on consumer outcomes There is the potential that the CMA and FCA take different stances on certain policy issues in these spheres
Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers
The special resolution regime set out in the Banking Act 2009 provides HM Treasury, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
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
If a ‘bail-in’ order were made under the Banking Act 2009 as amended by The Financial Services (Banking Reform) Act 2013 (see further ‘Regulation of Santander UK - The Banking Act 2009’), such an order would be based on the principle that any creditors affected by the 'bail-in' order should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a bank under resolution and the power to convert certain liabilities into shares (or other instruments of ownership) of the bank. The bail-in power under the Banking Act may potentially be exercised in respect of any unsecured debt securities issued by a bank under resolution or an entity in Santander UK, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act could be exercised in respect of Santander UK’s debt securities. Public financial support would only be used as a last resort, if at all, after having assessed and utilised, to the maximum extent practicable, the resolution tools including the bail-in tool and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of Santander UK or any entity in Santander UK would have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Santander UK Group Holdings plc    289

Annual Report 2020 | Shareholder information

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
UK AML / CTF legislation continues to change – most recently in September 2020 – which can lead to substantial amendments to Santander UK’s AML / CTF procedures and policies, with additional training and guidance required for employees. Further such amendments will likely be required going forward to reflect changes to UK laws and Government policy post-Brexit. While there are opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of legislative and regulatory divergence from EU requirements. Significant change could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
In addition, while Santander UK reviews its relevant counterparties’ internal policies and procedures (for example, under its correspondent banking relationships) with respect to such matters, Santander UK, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-financial crime procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using its (and its relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without its (or its relevant counterparties’) knowledge. There are also risks that other third parties, such as suppliers, could be involved in financial crime. If Santander UK is associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), then its reputation could suffer and it could become subject to civil or criminal proceedings that could result in penalties, sanctions and legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with it), any one of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Santander UK is exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
Santander UK faces various legal and regulatory issues that have given rise and may give rise to civil or criminal litigation, arbitration, and/or criminal, tax, administrative and/or regulatory investigations, inquiries or proceedings. Failure to adequately manage the risks arising in connection with legal and regulatory issues, including Santander UK’s obligations under existing applicable laws and regulations or its contractual obligations, including arrangements with its customers and suppliers, or failing to properly implement applicable laws and regulations could result in significant loss or damage including reputational damage, all of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Additionally, the current regulatory environment, with the continuing heightened supervisory focus, combined with the forthcoming regulatory change initiatives, will lead to material operational and compliance costs. Relevant risks include:
–Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR, the Serious Fraud Office (SFO), the National Crime Agency (NCA), the Office of Financial Sanctions (OFSI) or the Courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to SME dispute resolution and liability for authorised push payment fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
–An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. In addition, the CMA’s widening focus on market outcomes may result in increased reviews by the CMA of the markets in which Santander UK operates.
290    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

–The alleged historical or current misselling of, or misconduct in relation to, financial products, such as mortgages, arising from causes such as the alleged overcharging of interest, the alleged inappropriate sale of interest-only mortgages and the alleged unfair use of the standard variable rate and Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of civil litigation (including claims management company driven legal campaigns). Such matters may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may require additional provisions to be recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products.
–Santander UK may have held and may continue to hold bank accounts for entities that might be or are subject to scrutiny from various regulators and authorities, including the SFO, the NCA and regulators in the US and elsewhere, which has led and could in the future lead to Santander UK’s conduct being reviewed as part of any such scrutiny.
–Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases.
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
Santander UK Group Holdings plc    291

Annual Report 2020 | Shareholder information

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
Santander UK’s business is subject to risks related to cyber-crime
Santander UK’s systems, software and networks may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. The interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Cyber-attacks could result in the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of Santander UK’s electronic systems used to service its customers. Any material disruption or degradation of Santander UK’s systems could cause information, including data related to customer requests, to be lost or to be delivered to Santander UK’s clients with delays or errors, which could reduce demand for Santander UK’s services and products. As attempted attacks continue to evolve in both scope and sophistication, Santander UK may incur significant costs in order to modify or enhance its protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to its customers. If Santander UK fails to effectively manage its cyber security risk, the impact could be significant and may include harm to Santander UK reputation and make Santander UK liable for the payment of customer compensation, regulatory penalties and fines. Factors such as failing to apply critical security patches from its technology providers, to manage out obsolete technology or to update Santander UK’s processes in response to new threats could give rise to these consequences, which, if they occur, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. This might also include significant increases in the premiums paid on cyber insurance policies or changes to policy limits and cover.
In addition, Santander UK may also be affected by cyber-attacks against national critical infrastructures in the UK or elsewhere, for example, the telecommunications network or cloud computing providers used by Santander UK. In common with other financial institutions Santander UK is dependent on such networks to provide digital banking services to its customers, connect its systems to suppliers and counterparties, and allow its staff to work effectively from their homes. Any cyber-attack against these networks could negatively affect its ability to service its customers. As Santander UK does not operate these networks it has limited ability to protect Santander UK’s business from the adverse effects of cyber-attack against them. Further, the domestic and global financial services industry, including key financial market infrastructure, may be the target of cyber disruption and attack by cyber criminals, activists or governments looking to cause economic instability. Santander UK has limited ability to protect its business from the adverse effects of cyber disruption or attack against its counterparties and key national and financial market infrastructure. If such a disruption or attack were to occur it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems and on its ability to upgrade and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly required in order to remain competitive. It cannot be certain that in the future Santander UK will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of its information technology infrastructure as effectively as its competitors; this may result in a loss of any competitive advantages that Santander UK’s information technology systems provide. Any failure to effectively improve, expand or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Santander UK may be exposed to unidentified or unanticipated risks despite its risk management policies, procedures and methods and may be exposed to risk related to errors in Santander UK’s risk modelling
The management of risk is an integral part of Santander UK’s activities. Santander UK seek to monitor and manage its risk exposure through a variety of risk reporting systems. For a further description of our risk management framework see the ‘Risk review’. While Santander UK employs a broad and diversified set of risk monitoring and risk mitigation techniques and strategies, they may not be fully effective in mitigating Santander UK’s risk exposure in all economic market environments or against all types of risk, including risks that Santander UK fails to identify or anticipate.
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
Santander UK relies on third parties and affiliates for important infrastructure support, products and services
Third party providers and certain affiliates provide key components of Santander UK’s business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third party providers and affiliates is a source of operational and regulatory risk, including security breaches affecting our third parties and other parties that interact with these providers. As the use and depth of Santander UK’s relationship with these third parties and affiliates increases, including the use of cloud based services, Santander UK increasingly faces the risk of operational failure with respect to its systems. Santander UK may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. In addition, any problems caused by these third parties or affiliates, including as a result of them not providing Santander UK their services for any reason, or performing their services poorly, could adversely affect Santander UK’s ability to deliver products and services to customers and otherwise conduct its business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk Santander UK faces as a result of these arrangements may be increased to the extent that it restructures such arrangements. Any restructuring could involve significant expense to Santander UK and entail significant delivery and execution risk which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Santander UK’s continued success depends in part on the continued service of key members of its senior executive team and other key employees. The ability to continue to attract, develop. train, motivate and retain highly qualified and talented professionals is a key element of Santander UK’s strategy. The successful implementation of Santander UK’s strategy depends on the availability of skilled and appropriate management, both at Santander UK’s head office and in each of its business units. There is also an increasing demand for Santander UK to hire individuals with digital skills such as data scientist, engineering and designer skill sets. Such individuals are very sought after by all organisations, not just the banking industry, and thus Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change. If Santander UK fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on Santander UK’s ability to hire or retain the most qualified employees. If Santander UK fails or is unable to attract and appropriately develop, motivate and retain qualified professionals, it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Financial reporting risk
Santander UK’s financial statements are based in part on judgements and accounting estimates which, if inaccurate, could cause material misstatement of Santander UK’s future financial results and financial condition.
The preparation of the Consolidated Financial Statements requires management to make judgements and accounting estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an on-going basis. Actual amounts may differ from these accounting estimates under different assumptions or conditions. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.
As explained in Note 1 to the Consolidated Financial Statements, no significant judgements have been made in the process of applying Santander UK’s accounting policies, other than those involving estimations about credit impairment losses, conduct remediation, pensions and goodwill impairment. Those accounting estimates, as well as the judgements inherent within them, are considered important to the portrayal of the financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates; and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on Santander UK’s future, financial results and financial condition.
Changes in accounting standards could affect reported earnings
The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of Santander UK’s Consolidated Financial Statements. These changes can materially affect how Santander UK records and reports its financial condition and operating results. In some cases, Santander UK could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Any change in reported earnings as a result of the foregoing could have a material adverse effect on Santander UK’s future financial results and financial condition.

Santander UK Group Holdings plc    293

Annual Report 2020 | Shareholder information

Regulation of the Santander UK group
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK and in each other location in which Santander UK operates. This intensive approach to supervision is maintained in the UK by the PRA and the FCA. As well as being subject to UK regulation, as a result of forming part of the Banco Santander group, Santander UK is also affected by other regulators, such as the Banco de España and the ECB, as well as various legal and regulatory regimes (including the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions.
Approach of the Financial Conduct Authority (FCA)
As per the FSMA (as amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers, to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Regulatory approach of the FCA
As per the Financial Services Act 2012, the PRA has two primary objectives: to promote the safety and soundness of the firms which it regulates and, with respect to insurers, to contribute to the securing of an appropriate degree of protection for policyholders. The PRA has a secondary objective in respect of the promotion of effective competition in the markets for services provided by PRA authorised firms.. The PRA’s regulatory and supervisory approach incorporates three key characteristics: to take a judgement-based approach, a forward-looking approach, and a focused approach.

The PRA Rulebook includes regulations and guidance relating to capital adequacy and liquidity, among several other things.
US regulation
Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. In August 2019, the Federal Reserve and other federal regulators approved certain modifications to the Volcker Rule which included modifications to the scope of restrictions on proprietary trading and investments in covered funds which generally operated to simplify and reduce compliance requirements. The effective date of these amendments is 1 January 2020, with compliance required by 1 January 2021. In June 2020, the same federal regulators approved a final rule that makes significant revisions to the covered fund provisions of the Volcker Rule. These revisions include (i) new exclusions for credit funds, venture capital funds, family wealth management vehicles and client facilitation vehicles, and an expanded scope for the public welfare fund exclusions; and (ii) revisions to address practical obstacles to reliance on the existing exclusions for loan securitisations, foreign public funds, and small business investment companies. These amendments to the Volcker Rule became effective 1 October 2020. The Santander UK group has policies, procedures and controls in place designed to achieve compliance with the Volcker Rule.
The Banking Act 2009
The special resolution regime set out in the Banking Act 2009 provides HM Treasury, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
The Financial Services (Banking Reform) Act 2013 further amended the Banking Act 2009 to introduce a UK ‘bail-in power’ to implement the EU Bank Recovery and Resolution Directive (BRRD), which contains a bail-in power similar to that contained in the Banking Act and requires EU Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act 2009. This enables them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.
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

Payments
Within the UK, the Payment Systems Regulator has mandated that Santander UK builds systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (CRM) both of which aim to reduce the level of customer fraud (particularly through our customer's manipulation into making payments known as "Authorised Push Payment" fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses, and inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value CHAPS system through Real Time Gross Settlement (RTGS) renewal as well as the "New Payments Architecture" for faster payments, BACS and the other lower value retail payment schemes. The Covid-19 pandemic has also accelerated the existing trend of declining use of cash. Combined with existing overcapacity, this has led the industry to consider the creation of a single “Cash Utility” which would manage the operation of all cash processing infrastructure within the UK. The Second Payment Services Directive (PSD2) has been implemented within the UK and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Santander UK has also adapted systems and pricing to comply with other European regulations - including the Second Cross Border Payments Regulation which has required Santander UK to baseline the majority of EEA currency payments against their domestic equivalents in price.
Finally, Santander UK has reviewed its use of European payments systems and processes in light of the end of the UK’s transition period with the EU and has concluded that it can remain within the SEPA Payment Scheme and continue to send SEPA Euro Payments via Madrid to EEA beneficiaries. However, as it is not domiciled in the EU, it has needed to exit the other (high value) Euro payment schemes, being EURO1 and Target 2. It has negotiated new arrangements to access those systems via Madrid and a correspondent banking relationship agreement has been agreed and is operational.
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
The UK Government transposed the Directive into UK law on 20 December 2019, and the Money Laundering and Terrorist Financing (Amendment) Regulations 2019 came into effect on 10 January 2020. The Regulations:
–Introduced a requirement to report beneficial ownership discrepancies to Companies House
–Extended EDD measures in respect of customers resident in a High-Risk Third Country
–Treated new types of transactions, such as those related to cultural artefacts or items of archaeological, historical, cultural or religious significance, as potentially high risk.
To ensure regulatory continuity post-Brexit, the UK Sanctions and AML Act enables the UK to continue to implement United Nations sanctions regimes following Brexit. The Act also gives the UK the ability to impose its own sanctions regime which is likely to follow the approach of the EU but could deviate in some areas. Separately, the Money Laundering and Transfer of Funds (Information) (Amendment) (EU Exit) Regulations 2019 ensure that the UK’s current AML Regime should continue to operate effectively once the UK ceases to be a member of the EU.
The UK has followed EU legislation during the Brexit implementation period, until 31 December 2020, and no immediate divergence is expected either on sanctions or the AML/CTF regime after this date.
The possibility of divergence has also been reduced by the FCA's Temporary Transitional Power. Under this, a standstill direction has been issued which stipulates that until 31 March 2022, firms can continue to comply with the legal framework in place in the UK immediately before 31 December 2020. Financial crime legislation is covered by the standstill direction.
As regards sanctions, the current US administration continues to apply these regularly against individuals, entities and countries. The re-introduction of primary and secondary sanctions against Iran occurred in November 2018, following the US withdrawal from the Joint Comprehensive Plan of Action. US Sanctions against Iran have since then increased further in some areas. Although Iran announced its intention to no longer abide by the EU nuclear deal the reimposition of comprehensive EU sanctions against Iran has not occurred, but remains a possibility.

The banking sector continues to be subject to the Suspicious Activity Reporting (SAR) regime laid out in the Proceeds of Crime Act 2002. The regime is one of the key tools to inform law enforcement agencies and the National Crime Agencies of suspicious (potentially money laundering) activity. In 2018, the UK Government asked the Law Commission to conduct a review of the legislation underpinning the regime. The review was completed in July 2019 and concluded that the breadth of the legal framework, including the pressure to submit SARs that is driven by individual criminal liability for failing to submit one when ‘suspicious’, means that SARs regime suffers from very large SARs volumes.
The UK’s SARs Reform Programme, which operates within the confines of the Government’s Economic Crime Plan 2019-2022, is exploring how banks could, together with government, target their joint efforts to produce and act quickly on higher value intelligence, thereby acting on some of the Law Commission’s findings.
Separately, in 2019 the UK Parliament’s Treasury Select Committee concluded its inquiry, into Economic Crime, with the report published in two parts. The first part commented primarily on the fragmented approach to AML supervision in the UK, while the second part focused on the changes required to make banking safer for consumers from a fraud perspective.
In October 2020, the Committee launched a new inquiry to review progress made against both these strands. The inquiry will also focus on recent developments such as the FinCEN papers and trends emerging from the coronavirus crisis.
.

Santander UK Group Holdings plc    295

Annual Report 2020 | Shareholder information

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
296    Santander UK Group Holdings plc

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
(a) Santander UK holds five blocked accounts for three customers, with the first customer holding one GBP Savings Account and one GBP Current Account, the second customer holding one GBP Savings Account, and the third customer holding two GBP Current Accounts. All three customers, who are resident in the UK, are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2020 were negligible relative to the overall profits of Santander UK.
(b) Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions programme. The accounts held by one customer were fully inaccessible at the time of the US designation; having been blocked at the time of the account going into a debit balance. The accounts held by the second customer were blocked immediately following the US designation and have remained frozen throughout 2020. These accounts are frozen in order to comply with Articles 2, 3 and 7 of Council Regulation (EC) No 881/2002 imposing certain specific restrictive measures directed against certain persons and entities associated with the Al-Qaeda network, by virtue of Commission Implementing Regulation (EU) 2015/1815. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended 31 December 2020.
(c) Santander Consumer Bank, S.A. holds three blocked USD correspondent accounts and four blocked EUR correspondent accounts for Bank Melli. The accounts have been blocked since 2008. Bank Melli is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended 31 December 2020.
(d) The Banco Santander group has certain legacy performance guarantees for the benefit of Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007.
In the aggregate, all of the transactions described above resulted in gross revenues and net profits which were negligible relative to the overall revenues and profits of Santander UK and the Banco Santander group in the year ended 31 December 2020. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either: (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.
Santander UK Group Holdings plc    297

Annual Report 2020 | Shareholder information

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
Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As at 31 December 2020, our Board was comprised of a Chair, (who is also a Non-Executive Director), two Executive Directors and four Non-Executive Directors. The Chair, William Vereker, and two of the other Non-Executive Directors, (Ed Giera and Chris Jones), were independent as defined in the NYSE corporate governance standards. The other two Non-Executive Directors (Ana Botin and Bruce Carnegie-Brown) were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2020, the following Directors made up the Board Nomination Committee: William Vereker (Chair), Bruce Carnegie-Brown and Ed Giera. Of these Directors, William Vereker and Ed Giera were independent according to NYSE corporate governance standards.
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
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2020, the Board Remuneration Committee was made up of two independent Non-Executive Directors according to NYSE corporate governance standards (Chris Jones and Ed Giera).
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2020, the Board Audit Committee was made up of two Non-Executive Directors: Chris Jones (Chair) and Ed Giera. Both members were independent in 2020 as defined in Rule 10A-3. Whilst the Board Audit Committee is comprised of two members, the NYSE corporate governance standards require a minimum of three members.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board considered feedback gained from the 2019 performance evaluations, which concluded that the performance of the Board and its Committees continues to be effective.
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
298    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Other information
Designated agent
The designated agent for service of process on Santander UK in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York.
Trustee/paying agent
The names and addresses of the Trustee/paying agent for each class of security registered with the US Securities and Exchange Commission (the SEC) are set out below:
–Senior: Wells Fargo Bank, National Association, 150 East 42nd Street, 40th Floor, New York, New York 10017, United States
–Subordinated: Wells Fargo Bank, National Association, 150 East 42nd Street, 40th Floor, New York, New York 10017, United States
–Capital: Wells Fargo Bank, National Association, 150 East 42nd Street, 40th Floor, New York, New York 10017, United States
Documents on display
The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and other related documents with the SEC, and which may be accessed at the SEC's website. Information on the operation of the public reference rooms can be obtained by calling the SEC on +1-202-551-8090 or by looking at the SEC’s website. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with it. This is accessible at www.sec.gov.
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2020 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.
Legal proceedings
We are party to various legal proceedings in the ordinary course of business. See Notes 29 and 31 the Consolidated Financial Statements.
Material contracts
We are party to various contracts in the ordinary course of business. For the two years ended 31 December 2020, there have been no material contracts entered into outside the ordinary course of business.
Audit fees
See Note 7 to the Consolidated Financial Statements.
Accounting developments under IFRS
See Note 1 to the Consolidated Financial Statements.
Share capital
Details of the Company’s share capital are set out in the Notes to the Consolidated Financial Statements.
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
Santander UK Group Holdings plc    299

Annual Report 2020 | Shareholder information

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
Except where noted, in this section we summarise our assets and liabilities by their nature, rather than by how we classify them in the Consolidated Balance Sheet. These two presentations can be reconciled as follows, including cross references to the Notes to the Consolidated Financial Statements:

		Securities	Loans and advances to banks	Loans and advances to customers	Other	Balance sheet total
2020	Note	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		—	—	—	43,537	43,537
Financial assets at fair value through profit or loss:
– Derivative financial instruments	11	—	—	—	3,451	3,451
– Other financial assets at fair value through profit or loss	12	242	—	592	—	834
Financial assets at amortised cost:
– Loans and advances to customers	13	—	—	212,178	—	212,178
– Loans and advances to banks		—	2,004	—	—	2,004
– Reverse repurchase agreements – non trading	16	—	1,258	18,341	—	19,599
– Other financial assets at amortised cost	17	1,163	—	—	—	1,163
Financial assets at fair value through other comprehensive income	18	8,929	—	21	—	8,950
Interests in other entities	19	—	—	—	172	172
Property, plant and equipment	21	—	—	—	1,740	1,740
Retirement benefit assets	30	—	—	—	496	496
Tax, intangibles and other assets		—	—	—	4,940	4,940
		10,334	3,262	231,132	54,336	299,064

			Deposits by banks	Deposits by customers	Other	Balance sheet total
			£m	£m	£m	£m
Liabilities
Financial liabilities at fair value through profit or loss:
– Derivative financial instruments	11		—	—	1,920	1,920
– Other financial liabilities at fair value through profit or loss	22		—	377	1,057	1,434
Financial liabilities at amortised cost:
– Deposits by customers	23		—	193,088	—	193,088
– Deposits by banks	24		20,973	—	—	20,973
– Repurchase agreements – non trading	25		6,358	9,490	—	15,848
– Debt securities in issue	26		—	—	43,679	43,679
– Subordinated liabilities	27		—	—	2,556	2,556
Retirement benefit obligations	30		—	—	403	403
Tax, other liabilities and provisions			—	—	2,918	2,918
			27,331	202,955	52,533	282,819
300    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

		Securities	Loans and advances to banks	Loans and advances to customers	Other	Balance sheet total
2019	Note	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		—	—	—	26,395	26,395
Financial assets at fair value through profit or loss:
– Derivative financial instruments	11	—	—	—	3,363	3,363
– Other financial assets at fair value through profit or loss	12	433	—	540	—	973
Financial assets at amortised cost:
– Loans and advances to customers	13	—	—	207,498	—	207,498
– Loans and advances to banks		—	2,583	—	—	2,583
– Reverse repurchase agreements – non trading	16	—	2,161	21,475	—	23,636
– Other financial assets at amortised cost	17	7,056	—	—	—	7,056
Financial assets at fair value through other comprehensive income	18	9,691	—	56	—	9,747
Interests in other entities	19	—	—	—	117	117
Property, plant and equipment	21	—	—	—	1,971	1,971
Retirement benefit assets	30	—	—	—	670	670
Tax, intangibles and other assets		—	—	—	4,479	4,479
		17,180	4,744	229,569	36,995	288,488

			Deposits by banks	Deposits by customers	Other	Balance sheet total
			£m	£m	£m	£m
Liabilities
Financial liabilities at fair value through profit or loss:
– Derivative financial instruments	11		—	—	1,709	1,709
– Other financial liabilities at fair value through profit or loss	22		—	609	1,104	1,713
Financial liabilities at amortised cost:
– Deposits by customers	23		—	179,006	—	179,006
– Deposits by banks	24		14,359	—	—	14,359
– Repurchase agreements – non trading	25		10,227	8,059	—	18,286
– Debt securities in issue	26		—	—	50,171	50,171
– Subordinated liabilities	27		—	—	3,528	3,528
Retirement benefit obligations	30		—	—	280	280
Tax, other liabilities and provisions			—	—	3,095	3,095
			24,586	187,674	59,887	272,147

SECURITIES
Securities are a small proportion of our total assets, held mainly within other financial assets at fair value through profit or loss, other financial assets at amortised cost or financial assets at fair value through other comprehensive income.
Analysis by type of issuer
The following table sets out our securities at 31 December 2020, 2019 and 2018. We hold these securities for liquidity purposes. Prior to the implementation of our ring-fence structure, we also held these securities for trading purposes.
For more information, see ‘Country risk exposures’ in the ‘Credit risk’ section of the Risk review.

	2020	2019	2018
	£m	£m	£m
UK Government	1,059	7,474	7,479
US Treasury and other US Government agencies and corporations	848	853	921
Other OECD governments	3,323	3,097	4,162
Other issuers:
- Bank and Building Society Bonds	3,482	3,852	5,278
- Fixed and floating rate notes - Government guaranteed	—	—	—
- Mortgage-backed securities	393	602	3,748
- Other asset-backed securities	—	—	69
- Other securities	1,099	1,167	2,063
Ordinary shares and similar securities	130	135	93
	10,334	17,180	23,813
Santander UK Group Holdings plc    301

Annual Report 2020 | Shareholder information

Contractual maturities
Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

	Not later than 1 year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	£m	£m	£m	£m	£m
Issued by public bodies:
- UK Government	11	925	—	123	1,059
- US Treasury and other US Government agencies and corporations	19	829	—	—	848
- Other OECD Governments	2,194	951	178	—	3,323
Other issuers	458	3,120	491	905	4,974
	2,682	5,825	669	1,028	10,204
Weighted average yield	0.62%	1.84%	2.07%	0.93%	1.44%

Significant exposures
The following table shows the book value (which equals market value) of securities of individual counterparties where the total amount of those securities exceeded 10% of our shareholders’ funds at 31 December 2020 as set out in the Consolidated Balance Sheet. The table also shows where we classify the securities in the Consolidated Balance Sheet.

	Financial assets at FVOCI	Other financial assets at amortised cost	Total
	£m	£m	£m
UK Government and UK Government guaranteed	387	672	1,059
Japanese Government	2,379	—	2,379

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

	2020	2019	2018	2017	2016
	£m	£m	£m	£m	£m
Loans and advances to banks	3,262	4,744	8,227	12,827	11,832
Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2020.

	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	£m	£m	£m	£m
Fixed interest rate	861	—	—	861
Variable interest rate	2,162	231	8	2,401
	3,023	231	8	3,262

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
302    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

	2020	2019	2018	2017	2016
	£m	£m	£m	£m	£m
Loans secured on residential properties	170,089	165,645	158,248	155,355	154,727
Corporate loans	25,087	27,639	28,348	32,555	33,709
Finance leases	6,554	6,264	6,821	6,710	6,730
Secured advances	—	—	—	—	10
Other unsecured advances	10,169	7,188	7,554	7,334	8,533
Purchase and resale agreements	18,341	21,475	18,740	7,736	7,955
Loans and receivables securities	—	—	—	2,180	255
Amounts due from immediate parent	—	—	—	—	—
Amounts due from fellow subsidiaries, associates and joint ventures	2,249	2,204	1,997	1,199	1,112
Loans and advances to customers	232,489	230,415	221,708	213,069	213,031
Impairment loss allowances	(1,303)	(785)	(751)	(940)	(921)
RV and voluntary termination provisions on finance leases	(54)	(61)	(69)	(78)	(68)
Net loans and advances to customers	231,132	229,569	220,888	212,051	212,042

Maturity analysis
The following table shows loans and advances to customers by maturity at 31 December 2020. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	£m	£m	£m	£m
Loans secured on residential properties	1,049	6,535	162,505	170,089
Corporate loans	19,278	1,299	4,510	25,087
Finance leases	3,171	3,375	8	6,554
Other unsecured advances	2,483	3,720	3,966	10,169
Purchase and resale agreements	18,341	—	—	18,341
Amounts due from immediate parent	—	—	—	—
Amounts due from fellow subsidiaries, associates and joint ventures	1,286	963	—	2,249
Loans and advances to customers	45,608	15,892	170,989	232,489
Of which:
- Fixed interest rate	39,804	5,521	137,968	183,293
- Variable interest rate	5,804	10,371	33,021	49,196
Total	45,608	15,892	170,989	232,489
We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
The factors which influenced management’s judgement in determining the amount of the additions to the allowance are set out in the ‘Recognising ECL’ section in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.
RISK ELEMENTS IN THE LOAN PORTFOLIO
The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework the elements of our loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:
–Nonaccrual, past due and restructured loans
–Potential problem loans
–Foreign outstandings
–Loan concentrations.
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
An analysis of impaired loans is included below:

	2020	2019	2018	2017	2016
	£m	£m	£m	£m	£m
Stage 3 on-balance sheet (2016 to 2017: NPLs)	2,896	2,289	2,491	2,848	2,994
Santander UK Group Holdings plc    303

Annual Report 2020 | Shareholder information

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
The table below summarises forborne exposures that were not credit-impaired:

2020
£m
Non-credit impaired forborne loans and advances to customers	1,333

(iv) Interest foregone on impaired loans
The table below summarises the interest foregone on impaired lending:

2020
£m
Interest income that would have been recognised under original contract terms	67
Interest income included in profit	53
Interest foregone	14

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
For more on our country risk exposures, see ‘Country risk exposures’ in the ‘Credit risk’ section of the Risk review.
(i) Cross border outstandings exceeding 1% of total assets
At 31 December 2020, 2019 and 2018 cross border outstandings exceeding 1% of total assets were as follows:

	Governments and official institutions	Banks and other financial institutions	Other	Total
2020	£bn	£bn	£bn	£bn
Japan	2.4	1.0	—	3.4
Ireland	—	6.0	0.1	6.1

2019
Japan	2.3	1.6	—	3.9
Ireland	—	7.5	0.1	7.6
Luxembourg	—	2.8	0.1	2.9

2018
US	1.1	3.0	0.3	4.4
Japan	3.8	2.6	—	6.4
Ireland	—	12.3	0.4	12.7
Spain	—	2.7	0.2	2.9
(ii) Cross border outstandings between 0.75% and 1% of total assets
At 31 December 2020, Santander UK had no cross border outstandings between 0.75% and 1% of total assets.
At 31 December 2019, Santander UK had cross border outstandings between 0.75% and 1% of total assets relating to the US. The aggregate amount of these cross border outstandings was £2.3bn.
At 31 December 2018, Santander UK had no cross border outstandings between 0.75% and 1% of total assets.
304    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Loan concentrations
No single concentration of loans and advances above, except for loans secured on residential properties and corporate loans, is more than 10% of total loans and advances, and no individual country, except the UK, is more than 5% of total loans and advances.
SUMMARY OF LOAN LOSS EXPERIENCE
Credit impairment loss allowances on loans and advances to customers
An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2020	2019	2018⁽¹⁾	2017	2016
	£m	£m	£m	£m	£m
Total credit impairment loss allowances:
– Loans secured on residential properties	277	215	234	225	279
– Corporate loans	635	262	226	490	382
– Finance leases	118	88	85	46	45
– Other unsecured advances	273	220	206	179	215
Total credit impairment loss allowances	1,303	785	751	940	921
(1)On 1 January 2018, the Santander UK group adopted IFRS 9 (2016 and 2017: IAS 39).
Movements in credit impairment loss allowances on loans and advances to customers
An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.

	2020	2019	2018⁽¹⁾	2017	2016
	£m	£m	£m	£m	£m
Credit impairment loss allowances at 31 December	785	751	940	921	1,108
Adoption of IFRS 9			211
Reallocation of ECL on off balance sheet exposures(2)			(50)
Credit impairment loss allowances at 1 January	785	751	1,101	921	1,108
Amounts written off:
– Loans secured on residential properties	(12)	(14)	(17)	(17)	(29)
– Corporate loans	13	(54)	(355)	(64)	(72)
– Finance leases	(25)	(34)	(23)	(19)	(22)
– Other unsecured advances	(130)	(102)	(144)	(138)	(196)
Total amounts written off	(154)	(204)	(539)	(238)	(319)
Credit impairment losses (released)/charged against profit:
– Loans secured on residential properties	74	(5)	(18)	(37)	(116)
– Corporate loans	359	90	17	172	59
– Finance leases	55	37	51	20	47
– Other unsecured advances	184	116	139	102	142
Total credit impairment losses charged against profit	672	238	189	257	132
Credit impairment loss allowances at 31 December	1,303	785	751	940	921
(1)On 1 January 2018, the Santander UK group adopted IFRS 9 (2016 and 2017: IAS 39).
(2)This relates to ECL on off-balance sheet exposures following the adoption of a methodology to enable their separate identification from ECL on drawn exposures.

	%	%	%	%	%
Ratio of amounts written off to average loans during the year	0.08	0.10	0.27	0.12	0.15

Recoveries, net of collection costs
An analysis of recoveries, net of collection costs is presented below.

	2020	2019	2018	2017	2016
	£m	£m	£m	£m	£m
Loans secured on residential properties	1	2	2	3	4
Corporate loans	1	2	1	1	3
Finance leases	9	7	6	6	2
Other unsecured advances	12	29	33	44	56
Total amount recovered	23	40	42	54	65

The factors which influenced management’s judgement in determining the amount of the additions to the allowance are set out in the ‘Recognising ECL’ section in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.
OTHER ASSETS
As part of our plan to be the best bank to work for in the UK, we are building a new head office in Milton Keynes to meet the flexible needs of a modern workforce. It represents a planned investment of more than £150m, funded from existing resources. Site works began in Q1 2020 and are due to complete in Spring 2022. Expenditure at 31 December 2020 was approximately £48m.
Santander UK Group Holdings plc    305

Annual Report 2020 | Shareholder information

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

	2020		2019		2018
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	165,425	0.40	155,669	0.70	153,880	0.67
Time deposits	17,685	1.18	17,877	1.24	18,832	0.87
Other deposits	9,985	0.39	18,931	0.82	21,855	0.67
Total average balance(1)	193,095	0.47	192,477	0.76	194,567	0.69
(1)Calculated using monthly data.

DEPOSITS BY BANKS
The balances below include deposits by banks classified in the balance sheet as repurchase agreements – non trading. Prior to the implementation of our ring-fence structure they also included deposits by banks classified as trading liabilities.

	2020	2019	2018
	£m	£m	£m
Average balance(1)	27,631	17,251	19,536
Average interest rate(1)	0.27%	0.85%	0.74%
(1)Calculated using monthly data.
At 31 December 2020 deposits by foreign banks were £1,763m (2019: £3,289m, 2018: £4,631m).

306    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

SHORT-TERM BORROWINGS
We include short-term borrowings in other financial liabilities at fair value through profit or loss, deposits by banks, repurchase agreements – non trading and debt securities in issue. Prior to the implementation of our ring-fence structure short-term borrowings were also included in trading liabilities. We do not show short-term borrowings separately on our balance sheet. Short-term borrowings are amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowing from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet. The table below shows short-term borrowings for each of the years ended 31 December 2020, 2019 and 2018.

	2020	2019	2018
	£m	£m	£m
Securities sold under repurchase agreements
– Year-end balance	15,848	17,441	12,175
- Year-end interest rate	(0.24)%	0.73%	0.77%
– Average balance(1)	16,145	15,874	21,684
– Average interest rate(1)	0.15%	0.77%	0.76%
– Maximum balance(1)	19,938	18,253	32,550
Commercial paper
– Year-end balance	2,824	3,014	3,131
- Year-end interest rate	0.15%	2.00%	2.43%
– Average balance(1)	3,145	3,438	4,314
– Average interest rate(1)	0.89%	2.08%	1.71%
– Maximum balance(1)	3,839	4,099	5,898
Borrowings from banks (Deposits by banks)
– Year-end balance	6,817	7,884	6,832
- Year-end interest rate	(0.03)%	0.55%	0.66%
– Average balance(1)	10,607	5,455	5,268
– Average interest rate(1)	0.23%	0.53%	0.54%
– Maximum balance(1)	12,545	7,884	6,902
Negotiable certificates of deposit
– Year-end balance	2,858	2,806	3,221
- Year-end interest rate	0.09%	0.93%	0.56%
– Average balance(1)	2,574	3,225	3,914
– Average interest rate(1)	0.43%	0.92%	0.54%
– Maximum balance(1)	2,946	3,600	6,108
Other debt securities in issue
– Year-end balance	11,694	10,890	7,397
- Year-end interest rate	2.33%	1.44%	1.58%
– Average balance(1)	11,561	7,942	5,610
– Average interest rate(1)	2.32%	1.29%	1.76%
– Maximum balance(1)	14,771	10,890	7,397
(1)    Calculated using monthly weighted average data.
(2)    The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £375m (2019: £337m, 2018: £262m).
All commercial paper is issued by Santander UK plc. Santander UK plc issues euro commercial paper with a minimum issuance amount of €100,000 with a maximum maturity of 364 days, and US$ commercial paper with a minimum denomination of US$250,000, with a maximum maturity of 270 days.
Certificates of deposit and certain time deposits
The following table shows the maturities of our certificates of deposit and other large wholesale time deposits from non-banks over US$100,000 at 31 December 2020. A proportion of our retail time deposits also exceeds US$100,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of US$100,000 throughout 2020. Also, the customers may withdraw their funds on demand by paying an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	3 months or less	Over 3 through 6 months	Over 6 through 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Certificates of deposit	1,725	1,045	88	—	2,858
Time deposits	783	26	124	502	1,435
	2,508	1,071	212	502	4,293
Santander UK Group Holdings plc    307

Annual Report 2020 | Shareholder information

CONTRACTUAL OBLIGATIONS
For the amounts and maturities of contractual obligations in respect of guarantees, see Notes 31 and 40 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are shown in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates.

	Payments due by period
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
	£m	£m	£m	£m	£m
Derivative financial instruments	453	351	226	890	1,920
Deposits by customers(1)	199,187	2,569	534	665	202,955
Deposits by banks(1)	13,174	2,251	11,701	205	27,331
Debt securities in issue(2)	16,700	8,396	10,412	9,228	44,736
Subordinated liabilities	—	542	536	1,478	2,556
Retirement benefit obligations	359	663	741	12,131	13,894
Lease obligations	17	32	21	30	100
Purchase obligations	389	—	—	—	389
	230,279	14,804	24,171	24,627	293,881
(1)Includes deposits by banks and deposits by customers classified in the balance sheet as trading liabilities, other financial liabilities at fair value through profit or loss and financial liabilities at amortised cost (including repurchase agreements – non trading).
(2)Includes debt securities in issue classified in the balance sheet as trading liabilities and other financial liabilities at fair value through profit or loss.
The table is based on contractual maturities, so it takes no account of call features in our subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants in the loan agreements.
For details of deposits by customers, deposits by banks, and repurchase agreements – non trading, see Notes 23, 24 and 25 to the Consolidated Financial Statements. We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations.
Under current conditions, our working capital is expected to be sufficient for our present needs and to pursue our planned business strategies.

OFF-BALANCE SHEET ARRANGEMENTS
In the ordinary course of business, we issue guarantees on behalf of customers. The main guarantees we issue are standby letters of credit and performance bonds under which we take on credit on behalf of customers when actual funding is not required. This is normally because a third party will not accept the credit risk of the customer. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure. In addition, we give representations, indemnities and warranties on the sale of our subsidiaries, businesses and other assets, as is normal in such activity. The maximum potential amount of any claims made against these is usually much higher than actual settlements. We make provisions for our best estimate of the likely outcome, either at the time of sale, or later if we receive more information. See Note 31 to the Consolidated Financial Statements for more information on our guarantees, commitments and contingencies. See Note 19 to the Consolidated Financial Statements for more information on our off-balance sheet arrangements.
In the ordinary course of business, we also enter into securitisation transactions as set out in Note 14 to the Consolidated Financial Statements. We consolidate these securitisation companies and we continue to administer the assets. The securitisation companies provide us with an important source of long-term funding and/or the ability to manage capital efficiently.

ADDITIONAL STATISTICAL INFORMATION

	2020	2019	2018(1,2)	2017	2016
	%	%	%	%	%
Equity to assets ratio(3)	4.60	4.73	4.52	4.35	4.40
Return on assets(4)	0.15	0.24	0.38	0.41	0.44
Return on ordinary shareholders' equity(5)	2.9	4.9	8.2	9.2	9.6
Dividend payout ratio(6)	26	39	100	44	47
(1)On 1 January 2018, the Santander UK group adopted IFRS 9.
(2)In 2018, the Santander UK group completed the implementation of its ring-fencing plans.
(3)Average ordinary shareholders’ equity divided by average total assets. Average balances are based on monthly data.
(4)Profit after tax divided by average total assets. Average balances are based on monthly data.
(5)Profit after tax due to equity holders of the parent divided by average ordinary shareholders' equity.
(6)Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.

308    Santander UK Group Holdings plc

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

	2020/2019			2019/2018
		Changes due to increase/(decrease) in			Changes due to increase/(decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	(390)	187	(577)	(222)	58	(280)
Loans and advances to banks	(120)	55	(175)	(25)	(24)	(1)
Reverse repurchase agreements – non trading	(126)	(4)	(122)	120	105	15
Other interest earning financial assets	(190)	(94)	(96)	27	14	13
Total interest income	(826)	144	(970)	(100)	153	(253)
Interest expense
Deposits by customers - demand	(425)	68	(493)	49	12	37
Deposits by customers - time	(13)	(2)	(11)	58	(8)	66
Deposits by customers - other	(9)	5	(14)	0	12	(12)
Deposits by banks	(88)	11	(99)	15	(1)	16
Repurchase agreements – non trading	(83)	1	(84)	89	33	56
Subordinated debt	(26)	(18)	(8)	(4)	(2)	(2)
Debt securities in issue	(324)	(64)	(260)	2	(10)	12
Other interest-bearing financial liabilities	—	—	—	2	16	(14)
Total interest expense	(968)	1	(969)	211	52	159
Net interest income	142	143	(1)	(311)	101	(412)
Santander UK Group Holdings plc    309

Annual Report 2020 | Shareholder information

AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present average balance sheets below, using asset and liability classifications from the Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

	2020			2019			2018
	Average balance(1)	Interest(2,3)	Average rate	Average balance(1)	Interest(2,3)	Average rate	Average balance(1)	Interest(2,3)	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers(4)	211,772	4,847	2.29	204,457	5,237	2.56	202,326	5,459	2.70
Loans and advances to banks	34,450	62	0.18	26,519	182	0.69	30,015	207	0.69
Reverse repurchase agreements – non trading	23,169	118	0.51	23,558	244	1.04	12,759	124	0.97
Debt securities	14,330	119	0.83	20,582	309	1.50	19,589	282	1.44
Total average interest-earning assets, interest income(5)	283,721	5,146	1.81	275,116	5,972	2.17	264,689	6,072	2.29
Credit loss allowances and RV & VT provisions	(1,071)	—	—	(770)	—	—	(862)	—	—
Trading assets	—	—	—	—	—	—	12,241	—	—
Derivatives and other non-interest-earning assets	13,849	—	—	14,332	—	—	24,204	—	—
Other financial assets at FVTPL	896	—	—	1,783	—	—	4,223	—	—
Total average assets	297,395	—	—	290,461	—	—	304,495	—	—
Liabilities
Deposits by customers - demand	(165,425)	(660)	0.40	(155,669)	(1,085)	0.70	(153,880)	(1,036)	0.67
Deposits by customers - time	(17,685)	(209)	1.18	(17,877)	(222)	1.24	(18,832)	(164)	0.87
Deposits by customers - other	(3,026)	(15)	0.50	(2,510)	(24)	0.96	(1,679)	(24)	1.43
Deposits by banks	(16,960)	(47)	0.28	(15,671)	(135)	0.86	(15,836)	(120)	0.76
Repurchase agreements – non trading	(16,852)	(43)	0.26	(16,692)	(126)	0.75	(8,840)	(37)	0.42
Debt securities	(49,204)	(614)	1.25	(52,781)	(938)	1.78	(53,359)	(936)	1.75
Subordinated liabilities	(2,846)	(111)	3.90	(3,284)	(137)	4.17	(3,343)	(141)	4.22
Other interest-bearing liabilities	(462)	(10)	2.16	(453)	(10)	2.21	(152)	(8)	5.26
Total average interest-bearing liabilities, interest expense(5)	(272,460)	(1,709)	0.63	(264,937)	(2,677)	1.01	(255,921)	(2,466)	0.96
Trading liabilities	—	—	—	—	—	—	(12,032)	—	—
Derivatives and other non-interest bearing liabilities	(6,381)	—	—	(6,741)	—	—	(14,544)	—	—
Other financial liabilities at FVTPL	(1,589)	—	—	(2,076)	—	—	(5,344)	—	—
Equity	(16,965)	—	—	(16,707)	—	—	(16,654)	—	—
Total average liabilities and equity	(297,395)	—	—	(290,461)	—	—	(304,495)	—	—
(1)    Average balances are based on monthly data.
(2)    The NIM for the year ended 31 December 2020 was 1.21% (2019: 1.20%, 2018: 1.36%). NIM is calculated as net interest income divided by average interest earning assets
(3)    The interest spread for the year ended 31 December 2020 was 1.18% (2019: 1.16%, 2018: 1.33%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(4)    Loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.
(5)    The ratio of average interest-earning assets to interest-bearing liabilities at 31 December 2020 was 104% (2019: 104%, 2018: 103%).
310    Santander UK Group Holdings plc

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
UK taxation on capital gains
Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However if you are either:
–An individual who is not resident in the UK or
–A company which is not resident in the UK,
you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).
UK inheritance tax
Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is:
–Domiciled for the purposes of the convention in the US and
–Is not for the purposes of the convention a national of the UK will not be subject to UK inheritance tax on:
–The individual’s death or
–On a gift of the shares during the individual’s lifetime.
The exception is if the shares are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.
Santander UK Group Holdings plc    311

Annual Report 2020 | Shareholder information

Glossary of financial services industry terms

Term	Definition
1I2I3 Business World	1I2I3 Business World is the marketing name to describe customers who hold a 1I2I3 Business Account. This will give our 1I2I3 businesses access to preferential rates and special offers, for example on our loans and savings products.
1I2I3 World	1I2I3 World is the marketing name to describe customers that hold a 1I2I3 Current Account, 1I2I3 Lite Current Account, Select Current Account, Private Current Account, 1I2I3 Student / Graduate / Post-Graduate Current Account, 1I2I3 Mini Current Account or 1I2I3 Credit Card. Customers in 1I2I3 World have access to a range of products with preferential rates and / or special deals such as cashback.
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Adjusted Banking NIM	Adjusted net interest income divided by average gross customer assets.
Adjusted cost to income ratio	Adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of adjusted total operating income.
Adjusted RoTE	The adjusted profit after tax attributable to equity holders of the parent divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and intangible assets.
Alternative performance measures (APMs)	A financial measure of historical or future financial performance, financial position or cashflows, other than a financial measure defined or specified under International Financial Reporting Standards.
Any excess in month	Accounts that were overdrawn for more than their overdraft for everyday in the previous month.
Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
Asset Backed Securities (ABS)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.
UK Bank Levy	The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.
Banking NIM	Net interest income divided by average gross customer assets.
Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.
Basis point (bp)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail Banking, serving enterprises with a turnover of up to £6.5m per annum.
Colleague engagement	Colleague engagement is measured on annual basis in the Group Engagement Survey (GES), conducted by Mercer for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high performing firms.
Collectively assessed loan impairment provisions	Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques. See ‘Impairment of debt instrument financial assets’ in Note 1 to the Consolidated Financial Statements.
Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.
Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital	The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET1 capital ratio is CET1 capital as a percentage of risk-weighted assets.
CET1 capital ratio	CET1 capital as a percentage of risk weighted assets.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporates	The sum of enterprises served by our Business Banking, Corporate & Commercial Banking, Corporate & Investment Banking as well as social housing and non-core lending in the Corporate Centre.
Cost of risk	Cost of risk is credit impairment charge for the 12 month period as a percentage of average gross customer loans.
Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.
Credit Default Swap (CDS)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
312    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Term	Definition
Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
Cash collection	Agents have been instructed to collect cash from the customer.
Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.
Current Account Switch Service (CASS) guarantee	On 16 September 2013, Bacs (previously Payments Council) launched CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching current accounts from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.
Customer loans / customer deposits	Money lent to or deposited by all individuals and companies that are not credit institutions. Such funds are predominantly recorded as assets and liabilities in the balance sheet under Loans and advances to customers and Deposits by customers, respectively.
Customer funding gap	Customer loans less customer deposits.
Days past due	One or more days that interest and/or principal payments are overdue based on the contractual terms.
Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.
Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.
Debt securities in issue	Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds and medium-term notes.
Default	Financial assets in default represent those that are at least 90 days past due in respect of principal or interest and/or where the assets are otherwise considered to be unlikely to pay, including those that are credit impaired.
Default at proxy origination	IFRS 9 requires us to compare lifetime probability of default at origination with our view of lifetime probability of default now. If we do not have data at origination then a proxy origination is defined.
Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.
Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer's obligation can be more or less than its contributions to the fund.
Defined contribution plan	A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer's obligation is limited to its contributions to the fund.
Delinquency	See ‘Arrears’.
Deposits by banks	Money deposited by banks and other credit institutions. They include money-market deposits, securities sold under repurchase agreements, and other short-term deposits. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Banks, Trading Liabilities or Financial Liabilities designated at Fair Value.
Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.
Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app(s) (Retail Mobile includes SanWallet & OnePayFX) at least once in the month.
Distributable items	Equivalent to distributable profits under the Companies Act 2006.
Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.
Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.
Expected credit loss (ECL)	Represents what the credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk since origination.
Expected loss	The product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV, and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality.
Exposure	The maximum loss that a financial institution might suffer if a borrower, counterparty or group fails to meet their obligations or assets and off-balance sheet positions have to be realised.

Santander UK Group Holdings plc    313

Annual Report 2020 | Shareholder information

Term	Definition
Exposure at default (EAD)	The estimation of the extent to which the Santander UK group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit. We determine EAD for each month of the forecast period by the expected payment profile, which varies by product type. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an undrawn element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product type and base them on analysis of recent default data.
Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.
Financial Conduct Authority (FCA)	A UK quasi-governmental agency formed as one of the successors to the Financial Services Authority (FSA). The FCA regulates financial firms providing services to UK consumers and maintains the integrity of the UK’s financial markets. It focuses on the regulation of conduct by both retail and wholesale financial services firms.
Financial Services Compensation Scheme (FSCS)	The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (FSMA) 2000. The FSCS can pay compensation to customers if a UK PRA authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA, including Santander UK plc and other members of the Santander UK group.
Financially empowered people	The number of people we are supporting who are unbanked, underbanked or in a situation of vulnerability to get access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education. In 2019 we decided to contribute to our Group target to financially empower 10m people by 2025.
First / Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.
Follow-on Rate (FoR)	A mortgage product that tracks and is directly linked to the Bank of England base rate.
Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.
Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).
Funded / unfunded	Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released / not released.
Funding for Lending Scheme (FLS)	A scheme designed by the Bank of England and HM Treasury to incentivise banks and building societies to boost their lending to UK households and non-financial companies. It aims to do this by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to their performance in lending to the UK non-financial sector.
Government lending schemes
Lending provided by banks with some element of government guarantee, including Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS).

Home loan (Residential mortgage)	A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.
Impairment loss allowance (Loan loss allowance)	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for an expected credit loss in the lending book. An impairment loss allowance may be either individual or collective.
Impairment losses	For 2017 and prior periods, the IAS 39 definition of impairment losses applies. This is superseded by the IFRS 9 definition of credit impairment losses. The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.
Individually assessed loan impairment provisions	Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.
Internal Capital Adequacy Assessment Process (ICAAP)	The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.
Internal Liquidity Adequacy Assessment Process (ILAAP)	The Santander UK group’s own assessment of the prudent level of liquidity that is consistent with the Santander UK group’s LRA. It documents and demonstrates the Santander UK group’s overall liquidity adequacy – an appropriate level of liquid resources, a prudent funding profile and comprehensive management and control of liquidity and funding risks.
Internal ratings-based approach (IRB)	The Santander UK group's method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.
International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles-based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.
Lending to corporates	The sum of our Business banking, Corporate & Commercial Banking and Corporate & Investment Banking loan balances and social housing and non-core lending in Corporate Centre
314    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Term	Definition
Level 1	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.
Level 2	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.
Level 3	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.
Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.
Liquidity Coverage Ratio (LCR)	The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.
LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high quality liquid assets. The LCR eligible liquidity pool also covers both Pillar 1 and Pillar 2 risks.
Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.
Loss Given Default (LGD)	The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
Loyal customers	Loyal customers are defined as primary banking current account customers who hold an additional product.
Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
Medium-Term Funding (MTF)	Shown at a sterling equivalent value. Consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received from the Bank of England’s Funding for Lending Scheme (FLS) or Term Funding Scheme (TFS).
Medium-Term Notes (MTNs)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
Minimum requirement for own funds and eligible liabilities (MREL)	A requirement under the Bank Recovery and Resolution Directive for EU resolution authorities to set a minimum requirement for own funds and eligible liabilities for banks, implementing the Financial Stability Board’s Total Loss Absorbing Capacity (TLAC) standard. The purpose of MREL is to help ensure that when banks, building societies and investment firms fail, that failure can be managed in an orderly way while minimising risks to financial stability, disruption to critical economic functions, and risks to public funds.
Mortgages	Refers to residential and buy to let retail mortgages only and excludes social housing and commercial mortgage properties.
Mortgage-Backed Securities (MBS)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.
n.m.	Not meaningful when the change is above 100%.
Net fee and commission income	Fee and commission income minus other fees paid that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.
Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.
Net Promoter Score – Business and corporate	Measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. Structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates and are weighted by region and turnover to be representative of businesses in Great Britain. NPS – recommendation score is based on an 11 point scale (%Top 2 – %Bottom 7).
Net Promoter Score – Retail	The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, IPSOS MORI. The NPS is based on a 11-point scale (%Top2 – %Bottom 7) across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands.
Santander UK Group Holdings plc    315

Annual Report 2020 | Shareholder information

Term	Definition
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Other retail products	Other Retail products include Cater Allen, cahoot and crown dependencies (Jersey branch and Isle of Man).
Over the counter (OTC) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
People Supported	People supported through our charity partnerships and sponsored programmes. Employee volunteer activities are organised through our flagship Discovery Project programme, the Santander Foundation and Santander Universities.
Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements. This is 8% of the bank's risk-weighted assets.
Pillar 2	The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.
Pillar 3	The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.
Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.
Primary banking customers	Adult Banking Customers who have a three month average credit turnover of at least £500 and set up a minimum of two Direct Debits (one paid out in the last three months) or at least one Standing Order (paid out in the last three months). Student Banking Customers who have a twelve month average credit turnover of at least £500 and as a minimum three active Debit Card transactions in the last month.
Prime / prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.
Private customers	Customers who have investments or savings of over £500,000 or a gross annual income in excess of £250,000.
Private equity investments	Equity holdings in operating companies not quoted on a public exchange.
Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
Prudential Regulation Authority (PRA)	The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.
Regulatory capital	The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.
Remuneration Code	FCA Remuneration Code for dual regulated firms SYSC19D.3.44 and PRA Rulebook-Remuneration Part 15.7
Repurchase agreement (Repo)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller's perspective such agreements are securities sold under repurchase agreements (repos) and from the buyer's securities purchased under commitments to resell (reverse repos).
Residential Mortgage-Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal).
Retail deposit spread	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.
Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.
Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
Santander UK	Refers to Santander UK Group Holdings plc and its subsidiaries.
Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.
Select customers	Customers who have a Select Current Account and pay their main income of at least £5,000 per month into their Select Current Account or keep £75,000 in any Santander investment(s), savings or current account.
316    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

Term	Definition
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
SME 1
SME 1 supports any business with turnover of up to £6.5m who have up to 2 Directors/Shareholders/Partners or who have simple banking needs such as current account, savings or unsecured lending of up to £25,000,

Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12 month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see 'IRB' above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.
Stress testing	Stress testing is a management tool that facilitates a forward looking perspective on risk management, strategic planning, capital, and liquidity and funding planning.
Structured entity	An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.
Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
SVR	Standard Variable Rate, a mortgage product managed by Santander and not directly linked to the Bank of England base rate.
Tier 1 capital	A measure of a bank's financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.
Tier 2 capital	Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.
Top 10 company to work for	In line with Banco Santander’s aspiration, we will aim to achieve the accreditation of a Top 10 company to work for, as measured by an industry-wide benchmarking survey, over the medium-term.
Total loss absorbing capacity (TLAC)	An international standard for TLAC issued by the Financial Stability Board, which requires global systemically important banks (G-SIBs) to have sufficient loss-absorbing and recapitalisation capacity available in resolution, to minimise impacts on financial stability, maintain the continuity of critical functions and avoid requiring taxpayer support.
Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance, TFS and noncustomer deposits. Total wholesale funding excludes any collateral received as part of the FLS.
Trading book	Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.
Unencumbered assets	Assets on our balance sheet not used to secure liabilities or otherwise pledged.
UK leverage ratio	CRD IV end-point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014. In July 2016, the definition was amended to exclude from the calculation for total exposure those assets held against central banks that are matched by deposits in the same currency and of equal or longer maturity.
Value at Risk (VaR)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.
Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.
Write-down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.
Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

Santander UK Group Holdings plc    317

Annual Report 2020 | Shareholder information

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected financial data	190, 227 (Note 10)
		Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	280
4	Information on the Company	History and development of the company	74, 208, 210 (Note 1), 236 (Note 19), 240 (Note 21), 269, 299
		Business overview	21, 64, 75, 113, 120, 138, 169, 184, 221 (Note 2), 251 (Note 33), 294, 302
		Organisational structure	74, 152, 236 (Note 19), 275
		Property, plant and equipment	185, 210 (Note 1), 240 (Note 21), 305
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	144, 146, 167, 183, 186, 280
		Liquidity and capital resources	145, 149, 151, 152, 153, 159, 186, 188, 208, 269, 305, 307, 308
		Research and development, patents and licenses, etc.	75
		Trend information	4, 10, 28, 183, 280
		Off-balance sheet arrangements	236 (Note 19), 248 (Note 31), 308
		Tabular disclosure of contractual obligations	308
		Safe harbor	278
6	Directors, Senior Management and Employees	Directors and senior management	43, 73
		Compensation	65, 210 (Note 1), 244 (Note 30), 308
		Board practices	45, 57, 65, 66, 68, 73, 254 (Note 38)
		Employees	2, 38, 74, 224 (Note 6)
		Share ownership	74, 253 (Note 37), 255 (Note 39)
7	Major Shareholders and Related Party Transactions	Major shareholders	299
		Related party transactions	254 (Note 38), 255 (Note 39)
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	196, 204, 243 (Note 29), 248 (Note 31), 296
		Significant Changes	74, 265 (Note 42)
9	The Offer and Listing	Offer and listing details	*
		Plan of distribution	*
		Markets	*
		Selling shareholders	*
		Dilution	*
		Expenses of the issue	*
10	Additional Information	Share capital	*
		Memorandum and articles of association	296
		Material contracts	299
		Exchange controls	299
		Taxation	311
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	299
		Subsidiary Information	*
11	Quantitative and Qualitative Disclosures about Market		144
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		75, 76
16A	Audit Committee financial expert		50, 298
16B	Code of Ethics		78
16C	Principal Accountant Fees and Services		57, 60, 225 (Note 7)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		298
318    Santander UK Group Holdings plc

Strategic Report	Governance	Risk Review	Financial review	Financial statements	Shareholder information

16H	Mine Safety Disclosure	Not applicable
PART III
17	Financial Statements	Not applicable
18	Financial Statements	204
19	Exhibits	Filed with SEC
* Not required for an Annual Report.
Santander UK Group Holdings plc    319

EXHIBIT INDEX

Exhibits[1]
1.1
Articles of Association of Santander UK Group Holdings plc (incorporated by reference to Exhibit 1.1 to Santander UK Group Holdings plc’s Form 20-FR filed with the Securities and Exchange Commission on 10 August 2015)

2.1	Description of the Registrant’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
8.1
List of Subsidiaries of Santander UK Group Holdings plc - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries, joint ventures and associates’ in the Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in Note 19 ‘Interests in other entities’ in the Financial Statements section of the Form 20-F.

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
Dated: 4 March, 2021