Form 20-F
period 2021-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2022-03-07
CIK 1649373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                          to
Commission file number 001-37595
Santander UK Group Holdings plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

2 Triton Square, Regent’s Place, London NW1 3AN, England
(Address of principal executive offices)

Julian Curtis
2 Triton Square, Regent’s Place, London NW1 3AN, England
Tel: +44 (0) 800 085 1491
E-mail: julian.curtis@santander.co.uk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
3.571% Notes due 2023	SAN/23	New York Stock Exchange
3.373% Fixed Rate/Floating Rate Notes due 2024	SAN/24A	New York Stock Exchange
4.796% Fixed Rate/Floating Rate Notes due 2024	SAN/24B	New York Stock Exchange
1.089% Fixed Rate/Floating Rate Notes due 2025	SAN/25C	New York Stock Exchange
1.532% Fixed Rate Resetting Notes due 2026	SAN/26	New York Stock Exchange
1.673% Fixed Rate/Floating Rate Notes due 2027	SAN/27A	New York Stock Exchange
3.823% Fixed Rate/Floating Rate Notes due 2028	SAN/28	New York Stock Exchange
2.896% Fixed Rate/Floating Rate Notes due 2032	SAN/32	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary shares of nominal value of £1 each	7,060,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐   No  ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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

Becoming a digital bank with a human touch

Santander UK Group Holdings plc – Annual Report 2021

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

We help our customers at the moments that matter most.
We champion British businesses and help them to grow sustainably. Our customer focus helps us to develop more loyal and lasting relationships.

About this report
The Strategic Report outlines the key elements of the Annual Report and provides context for the related financial statements. The report highlights key financial and non-financial metrics which help to explain our performance over the past year. It also highlights the external environmental factors affecting the business along with Santander UK’s position in the UK banking market.
At all times we try to treat our stakeholders fairly and meet our environmental responsibilities. Sustainability and our strategic direction are inseparable, and we continue to embed sustainability across our business. We have included information to demonstrate this within our Strategic Report and further information is also available in our ESG Supplement.
By Order of the Board.
William Vereker
Chair
1 March 2022

Customers	Shareholders	People
We want to be Simple, Personal and Fair in how we deal with our customers	We aim to improve efficiency and returns through simplification and digitalisation	We provide a thriving workplace for engaged, motivated and diverse individuals and teams

Read more on page 25	Read more on page 26	Read more on page 27

Communities	Climate & ethics
We help to support and build better communities where people can prosper	We apply high environmental and ethical standards to our business and operations

Read more on page 28	Read more on page 29

Annual Report 2021	Santander UK Gr oup Holdings plc

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Together we’re working
for a better tomorrow, today

Our reporting suite

ESG Supplement	Sustainability microsite	Gender Pay Gap Report	Financial reports and presentations
To read more visit santandersustainability.co.uk	To read more, visit santandersustainability.co.uk	To read more, visit santanderjobs.co.uk	To read more, visit santander.co.uk/about-santander/investor-relations

Access the full reporting suite at santander.co.uk
Important information for readers
Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc and Santander Financial Services plc are regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). Certain other companies within the Santander UK group are regulated by the FCA and the PRA. This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 297.

The Company is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy, albeit the principal business activities of the Santander UK group are carried on by Santander UK plc and its subsidiaries (the Santander UK plc group). The Board and Committees of the two companies run substantially simultaneously to ensure efficiency and effectiveness, whilst ensuring the independence and autonomy of Santander UK plc, our ring-fenced bank, are appropriately protected.
The Company’s Corporate Governance and Risk Frameworks have been adopted by its subsidiaries to ensure consistency of application. As a result, the review of the business and principal risks and uncertainties facing the Company, and the description of the Company’s Corporate Governance, including the activities of the Board and risk management arrangements, are integrated with those of Santander UK plc and are reported in this document as operating within the Company for all periods presented.

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2021 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F.

Annual Report 2021	Santander UK Gr oup Holdings plc 1

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Santander UK at a glance	Our business model is focused on building customer loyalty

We provide high quality, seamless service across our branch, digital and telephony channels.	We offer innovative products and services to help people and businesses prosper.
14 million
active UK customers

450 branches
across the UK

3rd
largest retail mortgage provider(1)

5th
largest commercial lender(1)

c18,000
full time equivalent employees

We live our values of Simple, Personal and Fair through great behaviours and our people leaders:

1.Santander UK industry analysis of latest available bank and building society reports as at January 2022. Mortgage provider: UK mortgage stock, Retail Banking divisions. Commercial lender: UK commercial lending stock, Corporate and/or Commercial Banking divisions (excludes investment banking).

Banco Santander SA

Santander UK Group Holdings plc
Ring-fenced bank		Non ring-fenced bank

Santander UK plc		Santander Financial Services plc

Inspiring and executing transformation	Being open and inclusive
Leading by example	Encouraging the team to prosper

Annual Report 2021	Santander UK Group Holdings plc 2

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Today's key issues, where to find more

Climate and sustainability				Covid-19

Institute for Public Policy Research

IPPR

PUMP UP THE VOLUME

A COMPREHENSIVE PLAN TO DECARBONISE THE UK'S HOMES

Josh Emden and
Lesley Rankin

October 2021

Our ambition is to become a more sustainable and responsible bank, supporting the transition to a greener economy	Read more			Covid-19 has materially changed the UK banking sector
	Climate change	12
	TCFD overview	21
	Sustainability	25
	Climate risk	29

				Read more
				Supporting our customers	5
				Market overview	7
			We sponsored the Institute for Public Policy Research (IPPR) report into decarbonisation of UK Housing	Risk management	17

www.santandersustainability.co.uk

UK economic outlook			A future outside the Europe Union

2021 ended with both high inflation and rising interest rates, a combination not seen for around a decade	Read more		Businesses are facing headwinds from new international trade regulations and supply pressures	Read more
	Market overview	7		Market overview	7
	Financial overview	22		Covid recovery	8
	Risk management	17		Customers	25
	Market risk	153		Risk management	17

Santander UK Group Holdings plc
Investor Update
for the twelve months ended 31 December 2021
February 2022
Santander
Becoming a digital bank with a human touch

www.santander.co.uk/about-santander/investor-relations/santander-uk-group-holdings-plc			www.santandercb.co.uk/business-insights/trade-barometer

Annual Report 2021	Santander UK Group Holdings plc 3

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair's statement

William Vereker	“	I strongly believe that being part of one of the world's leading banking groups gives us a competitive advantage that ultimately benefits our customers.

2021: A year of progress
After the challenges faced in 2020, the last twelve months saw the bank deliver its strongest set of post-tax results in over a decade. This is testament to the commitment and dedication of our people, who have remained completely focused on serving our customers as we all adapted to life with Coronavirus.
Our profits before tax have grown by 266% year on year as we have consolidated our position as the country's third largest mortgage lender. Our continued prudent approach to risk and a resilient balance sheet saw our operating income increase to £4,544m and our CET1 capital ratio reached 15.9%, which was well above regulatory requirements. Our net interest income was also up 18% following the steps we took on current account pricing. The UK was a significant contributor to the success of the Banco Santander group, where our underlying profit nearly quadrupled that of 2020, helping to deliver the highest profit before tax in a single year in the Banco Santander group’s history.
Leveraging the strength of
Banco Santander
Since joining Santander, I have always believed that being part of one of the world's leading banking groups gives us a competitive advantage that ultimately benefits our customers. By being able to leverage the advantage of the wider Banco Santander group, we can access a larger pool of thinking and global talent that, in turn, enables us to learn about product development and innovation from around the world. So, for example, we are able to learn from our fintech successes in Mexico and Brazil, some of the most dynamic markets in the world. This benefits the service and products we can offer our customers.

This is of course a two-way process, and we have provided insight and learnings in areas where the UK leads, such as our competitive and innovative mortgage market.
We continue to play a vital role at the heart of Banco Santander group’s One Europe strategy. I believe there will be tremendous opportunities in the year ahead where we can find ways to extract further synergies working together with the broader group. As a ring-fenced UK bank, we will continue to utilise the economy of scale from being part of an organisation that serves nearly 50 million customers for the practical benefits of the UK.
Delivering on our strategy
Our growth in the last twelve months was due to the commitment of our people to deliver on our customer focused strategy.
This is the third year of our multi-year transformation plan that will deliver an efficient and digitised business. With £742m of investment, it has yielded £480m of savings, and will play a significant part in allowing the business to meet the needs and expectations of our customers. We have stabilised our loyal customer base at 4.4m and increased the number of digital customers we have by 300,000 to 6.6m for 2021. This now represents around half of our customer base.
Our transformation programme continued investing in our digital offering, and doing so at scale. Digital banking has grown at 20% a year, and in 2021 our digital acquisitions channel grew with 12,000 digital applications for new mortgages and nearly 40% of the £30.4bn existing loans we retained were done so via one of our online channels. Our ambitions extend to the modernisation of our data infrastructure, better leveraging cloud based and AI technologies.

Key to our strategy is being a sustainable and responsible business. We are committed to playing our part in helping the UK transition to net zero economy. Banco Santander group have committed to eliminate all exposure to thermal coal mining and no longer provide financial services to power generation clients with more than 10% of their revenue coming from thermal coal by 2030. Our exposure, due to the nature of our UK business, is already minimal. Our Corporate & Commercial Bank supported companies involved in delivering sustainable energy solutions and social housing by providing £1.6bn of facilities.
The challenge for the financial sector and government is how we find the collaborative ways in which to develop policy solutions that make our housing stock more energy efficient. We also need to give homeowners the information and resources they need to take informed decisions about what they can do to make their homes greener.
Our product teams have been looking at how they can help our customers through initiatives like our free EnergyFact home energy report in partnership with Countrywide for mortgage customers and Wealth Management establishing an ESG fund. However I am aware that for many households, particularly low-income households, banks or politicians talking about retrofitting or green finance, can feel remote in the middle of a pandemic with economic uncertainty and increasing bills.
Our work with the Institute for Public Policy Research to look at the policy challenges of retrofitting and how we can help low-income households will become more important in the years ahead. It is a debate we must play a full part in if we are able to help shape the solutions our customers will need and want to use.

Annual Report 2021	Santander UK Group Holdings plc 4

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair's statement continued
Covid-19 and our customers
The pandemic has continued to present us with considerable challenges. I must once again record my thanks for the hard work of all our people, led superbly by our Chief Executive Officer, Nathan Bostock, to ensure that Santander UK has been there for our customers.
It would be easy to take for granted the ability of our people to respond to the changing nature of the pandemic. At the start of the year, whilst the country was in lockdown, we kept our branches open whilst ensuring that customers could continue to benefit from the Government’s support packages.
As we opened up, we were able to help our customers secure their first mortgage or help businesses to grow. Whether it has been working from home, from our branches or contact centres, ensuring our customers have been able to access the services they need is what makes Santander UK such a special organisation.
As we look ahead, the rising cost of living will present our customers and businesses with challenges that we stand ready to support them through.
Financial inclusion and education
I am incredibly proud of the work that we have done to support widening participation in education, entrepreneurship and ultimately, employment.
Our unique Santander Universities programme saw us donate over £9m to our partner institutions and offer over 10,000 university scholarships.
It also launched several initiatives including the Santander Universities Black Inclusion Programme with Finance Unlocked to give 3,000 students and recent graduates from a Black or Black Mixed Ethnicity background access to professional development and employability skills and the Santander UK Freelancer Scheme, which provided financial assistance to self-employed workers, who have been severely impacted by the pandemic.

Supporting our customers through the pandemic

“

Whether working from home, branches or contact centres, ensuring customers can access the services they need is what makes Santander such a special organisation.
2.3 million Customers helped with Voice in Branch

>350,000 Payment holidays provided

£4.8bn Government backed business loans granted

The Entrepreneurship Awards has grown to become one of the UK's largest student and graduate business pitching competitions. It awards more than £600,000 in support whilst giving universities the chance to showcase some of their best entrepreneurial talent.
I met the finalists of the awards at Wembley Stadium in October and was thrilled that we were able to provide critical, practical financial support particularly during such a difficult time for many start-ups and new small businesses.
Supporting financial inclusion across our communities is also a priority for the bank and a key part of our ambition to be a sustainable and responsible bank. Through the Santander Foundation, we launched a £1.8m fund focused on helping people become more digitally and financially empowered.
The fund will work with charitable organisations over the next three years, and as we have seen through the pandemic, giving people the confidence to manage their money and budgets is absolutely essential.
But the earlier we can help people the better, and through 2021 we were able to deliver financial education resources to over 500,000 young people across the UK with our partners Twinkl and Young Enterprise.

Adapting our behaviours
Our achievements across 2021 reflect the culture and values of our people in every part of the bank. It is telling that in the same period our levels of engagement have increased across the business. As important, nearly 90% of our people feel we act responsibly as a bank and make a positive contribution to society. I see this when I visit our branches and offices across the country. There is a real pride in the role that we play in our local communities. So, I was delighted that we were recognised as one of the UK’s best workplaces by Great Places to Work in 2021.
The pandemic has changed how we work, with over 70% of people working from home over the last two years, and we will be considering how that impacts on our future ways of working. Our approach will be customer-first, but it is clear to me that as hybrid working becomes the norm across most businesses, there will still be an important role for our offices as a means of enabling people to come together to share ideas and solutions.

Annual Report 2021	Santander UK Group Holdings plc 5

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair's statement continued
As our working environment and practices evolve, so too will our behaviours. In 2022 we will update and adapt our corporate behaviours, following feedback from our people and our customers. It will build on the increased level of engagement we have seen in recent years whilst ensuring we continuously challenge how things are done in order to deliver even better outcomes for our customers. I believe there is an exciting future ahead for our people.
Board and Executive Team changes
I wish to pay tribute to Nathan, who after seven years as our Chief Executive Officer, announced that he would be departing to take up a position as Head of Investment Platforms at the Banco Santander group.
I doubt that when he joined us he could
have imagined the challenges he would
have to lead us through from Brexit to the pandemic. But he did so with an unwavering commitment to Santander UK and a desire for it to be successful and innovative. This was allied with a relentless focus on what we do for our customers and how we care
for our own people. It is no surprise group wanted him to lead what will be an exciting venture and I look forward to working with him in the future.
We will be welcoming Mike Regnier as our new Chief Executive Officer later this year. He will bring a formidable combination of knowledge and energy to the role, providing the
strategic leadership required to drive us forward and build on Nathan’s excellent work. It is an exciting appointment at an exciting time.
I also want to place on record my
thanks for the contributions of Ana Botin,
Genevieve Shore and Bruce Carnegie-Brown who stepped down from the Board and our Ring-Fenced Bank Board during 2021, and Susan Allen, Tony Prestedge and Garrett Curran who left our Ring-Fenced Bank Board. They were all invaluable sources of expertise for me as we navigated our way through the various challenges of the last twelve months.
I am pleased to welcome Antonio Simoes, Lisa Fretwell and Pamela Walkden to the Ring-Fenced Bank Board and HoldCo Board, alongside Nicky Morgan to the Ring-Fenced Bank Board.
They will bring a wealth of experience that will be invaluable to us in the years ahead.
Our focus for 2022
With the arrival of a new Chief Executive Officer, many people will be experiencing a change of leadership for the first time at Santander UK. But change is inevitable in a sector as fast-moving and as innovative
as ours.
Our multi-year transformation programme will continue with a focus on being a more efficient organisation and able to meet the changing needs of our customers and people. If our response to Covid-19 has shown one thing, it is that as an organisation we are able to be flexible and responsive and I
have challenged our people to continue
with that same spirit as we move forward.
As we have seen, the pandemic will continue to shape our lives, and will do so for some time to come. However, I remain optimistic that the country and the economy will respond, and we will be there to support businesses and customers with the same level of commitment that has marked our efforts through the previous twelve months.
William Vereker
Chair, 1 March 2022

Annual Report 2021	Santander UK Group Holdings plc 6

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market overview

Five major forces continue to shape the UK banking market
	Strong market competition	Increased market disruption
The five forces remain consistent themes however, we are conscious that there are other areas of transition which we face.
The transition to carbon neutrality
Government policy and increased pressure on actions to become net zero by 2025 have gained impetus during 2021. COP 26 in Glasgow in November 2021 further raised the profile of the environmental agenda.
The transition to a world where we live with Covid-19
The successful vaccination programme in the UK has helped to alleviate the health crisis. This has led to the UK government's recent announcement of the plan to live with Covid-19.
The UK’s transition away from the EU
The UK's access to the EU's Single Market and Customs Union ended in January 2021. The UK now has greater autonomy to administer its own trade and customs agenda which could provide new opportunities for companies in the UK.
Transition away from a low rate and low inflation environment
Rising inflation from pent up demand, supply chain disruptions and rising energy costs prompted the Bank of England to begin to raise interest rates. Further rate increases are expected in 2022 as the UK faces the highest inflation rate in 30 years.
The digital transition
The pandemic has increased the availability and evolution of digital services. Blockchain and the use of cloud based and artificial intelligence technologies are becoming more commonplace and we expect them to become embedded in many aspects of daily life going forward.
	£1.1tn Size of UK mortgage market[1]	Around 8% Digital challengers' market share for personal current accounts (PCAs)[2].

What we have seen
The UK banking sector remains very competitive. In particular the size of the mortgage market makes it attractive to lenders. Demand for housing remained robust and stamp duty waivers supported sales and a low rate environment supported remortgage activity.
Deposits increased with the reduction in consumer spending seen in the last two years, particularly within the ring-fenced banks. In addition, funding costs were low for large mortgage lenders.
As a result, mortgage rates decreased steadily through the first three quarters of 2021 as lenders competed for business. This trend stabilised as expectations for a rise in interest rates increased later in the year.
Our response and looking ahead
In line with the market, we reduced mortgage lending rates to maintain our market share. We modified our 1I2I3 Current Account proposition and other deposit products in light of the lower rate environment and competitor actions.
We expect our net mortgage lending to be in line with market growth in 2022, as we focus on quality customer service, retention and our comprehensive proposition for first-time buyers.

1. Bank of England. As at December 2021.

What we have seen
There is a broad range of disruptive threats beyond traditional incumbents. Challenger banks have attracted a lot of attention in the UK but remain relatively small. Digital banks continued to gain some traction, growing customer numbers, albeit from a small base.
FinTechs see value in certain parts of financial services and are continuing to target specific customer segments. We have also seen global financial institutions enter the UK market including the launch of a UK digital bank by a major US bank. As a result, these new entrants have taken a share of new personal current accounts and online savings deposits.
There has been an expansion of unsecured credit into Buy Now Pay Later, consumer payments and lending has moved towards point of sale financing.
Our response and looking ahead
We continue to develop offerings to rival competitors and seek partnerships to develop new propositions.
Banco Santander's PagoNxt offering incorporates simple and accessible digital payment solutions. This is a key area for growth alongside OpenBank, their 100% digital bank. We expect these to be rolled out across Europe in the future.

2. FCA. Strategic Review of Retail Banking Business Models. January 2022.

Annual Report 2021	Santander UK Group Holdings plc 7

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market overview continued

Changing customer behaviour and distribution	Demanding regulatory agenda	Uncertain economic environment
4.3 million users Exclusively using our mobile app (2020: 3.7 million)	81 Regulatory initiatives introduced by regulators in 2021	3.5% to 5.7% Range of HM Treasury consensus for 2022 growth in annual GDP[1]
What we have seen
Although branches remained largely open during the Covid-19 pandemic, customer interactions continued to shift to digital and remote services. Younger customers value better digital tools, convenience, and a simpler purchasing process and banks have rapidly adapted accordingly.
In mortgages, intermediary share of distribution continues to increase, whilst other products are now distributed largely through digital channels.
Our response and looking ahead
Customer engagement through contact centres and digital channels increased, with digital financial transactions up 17% over the year. We are mindful of the needs of our most vulnerable customers, responding with 'access to cash' solutions and providing mechanisms for help from a trusted third party. We continue to invest in ensuring access to financial services for our customers who are less confident using technology for managing their finances.
We expect the shift to digital banking will persist post the pandemic. Around 93% of cards and unsecured lending products are now sold digitally. We continue to adapt our operating model to meet the changing needs of our customers and to increase remote banking capacity. Our multi-year transformation programme includes significant digital investment and reducing our physical footprint. We have redeployed trained branch staff to online chat and telephone services and we continue to move services online.

What we have seen
In 2021, the regulatory policy and change agenda continued to be intense. This was driven by preparations for the implementation of the Capital Requirements Regulation II, Environmental, Social and Governance (ESG) initiatives, LIBOR transition, the regulators' continued guidance on Covid-19 financial support measures, conduct initiatives such as the FCA's proposed Consumer Duty, and innovation and technological developments.

Our response and looking ahead
We are waiting for final Government reports on the UK's future regulatory framework and the Ring-fencing regime, as well as initial proposals from the PRA for implementing the Basel 3.1 package of capital framework reforms, and the FCA's final rules on the new Consumer Duty.

We are engaging with the regulators, government, and industry trade associations on these and other policy initiatives, including a 2022 focus on the FCA's Consumer Duty, preventing fraud including Authorised Push Payment Fraud, Operational Resilience and Climate Risk Stress Testing.

What we have seen
The UK economy has faced a range of challenges in recent years from Brexit, the weakening global environment, and most significantly, the Covid-19 pandemic.
Despite these headwinds, economic performance in 2021 was better than expected. This was largely due to the scale of government support measures implemented in 2020 and the success of the vaccination programme. This helped to alleviate the health crisis and allowed social restrictions to be lifted and economic activity to resume.
Inflationary pressures began building in the second half of 2021 and the market consensus for bank rate shifted to a short term expectation for rate hikes, a marked change from a year before when the market expectation was for negative rates.
In December 2021, Bank rate increased by 15bps to 0.25% and by a further 0.25% in February 2022. The market consensus is that Bank rate will rise further during 2022.
Our response and looking ahead
Although GDP has recovered in 2021, uncertainties remain for the UK economy. The ongoing effects of Covid-19, supply chain disruption, rising inflation and dislocation in the labour market are likely to have an impact on the sustainability of the recovery.
1.HM Treasury. Forecasts for the UK economy: February 2022.

Annual Report 2021	Santander UK Group Holdings plc 8

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CEO Review

Nathan Bostock	“	Thanks to the incredible effort and resilience of our people throughout 2021, they have repeatedly gone above and beyond each day to make a real difference to our customers.

A fundamentally strong organisation
Reflecting on 2021, once again it has been dominated by the challenge of navigating the ever-changing circumstances of the pandemic and its impact on the economy as well as how we live our lives.
There were challenges for our customers balancing household budgets or business owners forecasting the year ahead and in such an environment being able to rely on our support and depend on the quality of our service is critical. Our purpose, to help people and businesses prosper, has never been more important. As I reflect on the year, I am immensely grateful for the incredible effort and resilience of our people, going above and beyond each day to ensure our customers are supported at the moments that matter.
Throughout 2021 we took welcome steps towards a degree of normality. As restrictions eased and our towns and cities once again started to bustle with the sound of people returning to offices and going out to our pubs and restaurants, I take a very positive view of the future of the UK’s economy.
Our results have shown that we are a fundamentally strong organisation, successfully managing the risk profile of the environment we operate within and focused on continuing to deliver growth.

CET1 capital ratio

UK leverage ratio
The transformation programme we are undertaking has meant we have been able to support our customers through these remarkable times. There will still be challenges ahead. We expect inflationary pressures to continue impacting the cost of living alongside expected rises in interest rates.
A strong financial performance
I believe that our unwavering commitment to our customers across all our portfolios was the significant driver behind an incredibly strong set of financial results. Profit from continuing operations before tax of £1,858m was supported by a very strong mortgage performance that saw £7.5bn net mortgage growth. Alongside this, we saw an increase in customer deposits to £192.2bn whilst our customer loans stood at £210.6bn across our prudent balance sheet. Our CET1 capital ratio increased to 15.9%.
In Corporate & Commercial Banking, we have lent £7.5bn to clients, many of whom are high growth businesses with international requirements.
Behind those numbers are a series of individual stories: a first-time buyer, parents supporting their children through further education, or a business owner being able to invest to grow. They are all dependent on our ability to provide them with the support they need to make those stories come to life.
Throughout the pandemic, the UK’s housing market has remained extremely competitive. Undoubtedly the changes many people have experienced, where their home became their office, alongside policy decisions such as the freeze on stamp duty and the Mortgage Guarantee Scheme, where we offered eligible customers 95% LTV mortgages, convinced many it was the time to move.
Strengthening our market position
Competition for customers extended beyond traditional lenders to include neobanks who have started to engage with the market, so I am proud of the fact that we consolidated our position as the country’s third largest mortgage lender. We saw a 50% increase in the number of mortgage applications and September 2021 was the biggest month for completions at Santander UK in a decade. Overall this meant we helped almost 90,000 people move into a new home, and another 60,000 complete their new mortgage, either by re-mortgaging to us, or through securing a Buy to Let mortgage.
Customers have the widest possible choice within this sector, and our ability to strengthen our market position speaks to the quality of our product offering, but also the simple and straightforward support we provide. I was particularly pleased that at the Your Mortgage Awards in December we won in the Best Online Mortgage Lender category. For us to build on our market position, continuing to ensure our customers can apply for and complete mortgages in the manner that works for them is obviously essential.
Overall, our account numbers remained consistent throughout 2021. Thanks to our switcher incentive, 85,000 customers moved their account to us, joining our 4.4million loyal customers, with an increase in our customer deposits to £192.2bn.
Whilst our retail NPS ranking improved to 7th, there is still work to be done to get that to the level we expect as a business.
As we saw last year, the pandemic has accelerated the move to digital banking and we saw our digital customer base grow by 300,000 on last year, and by 800,000 on 2019, the last full pre-pandemic year.

Annual Report 2021	Santander UK Group Holdings plc 9

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CEO review continued
Of course, many of our customers want to speak to us through our branch network or via our contact centres, and the Voice in Branch initiative, developed through the early months of the pandemic, has now become an established way of working, with our branch teams assisting customers over the phone. Over 1.5m customers benefited from this in 2021. I was thrilled when we were named the 'Best Large Contact Centre in Europe' at the European Contact Centre and Customer Service Awards, a remarkable achievement.
Ten years of Breakthrough
Our Corporate & Commercial Banking
team has continued to focus on growth.
It onboarded 800 new clients, with over
£1bn of lending to them.
A record £3bn was approved in the final quarter of the year, with a large majority to high growth customers, or businesses with international needs. For those businesses in particular, we have been able to use our insight and experience to help them find new markets and connect with new customers.
Throughout 2021, we have focused on how to make that international journey as simple as possible, enabling 1,000 companies to take that important step. This support has consolidated our position as the number one NPS ranked business and corporate bank.
In December, we celebrated ten years of Breakthrough. Our support programme has provided over £9.5m to SMEs across
the country to help finance their growth.

Breakthrough anniversary

10 years ago we set up Breakthrough to support you and your business to achieve your goals and ambitions through a range of events, resources and insights

Personal
Select
Private
Business
Corporate
Santander
Marketplace
Get in touch
Search site...
Your business journey
Inspiring your success
Resources
Events
Home
Breakthrough
Giving you the tools and resources to start and grow your business
View resources

For more see the sustainability review (www.santanderbreakthrough.co.uk)
Nearly 40,000 businesses have benefited from specialist programmes to support their aspirations to bring an idea to life, to scale their business growth plans and take the next step. Breakthrough has become a key part of our ability to give our customers the tools and resources to grow.
Adapting to Covid-19
After nearly two years of living and adapting to Covid-19, for our business customers, uncertainty has become the one constant they have had to get used to.
This was especially acute for our customers
in the hospitality and entertainment sector. Right across the economy, our clients were coming to us seeking help, whether it be through the government support schemes or other means.
I was proud of the role we continued to
play in the first half of the year to ensure
our customers could access the support HM Treasury made available. When the schemes closed at the end of March, we had provided £4.8bn of Government backed loans to over 150,000 customers: £3.9bn through the Bounce Back Loan Scheme, £0.7bn through the Coronavirus Business Interruption Loan Scheme and £0.2bn via the Coronavirus
Large Business Interruption Loan Scheme.
Alongside the financial help that businesses have accessed, we also wanted to ensure our customers could easily tap into the expertise and guidance that would enable them to start taking those first steps back to normality.
For those businesses that were hardest-
hit, this help is crucial. Almost a third
opted for one of the Pay As You Grow
(PAYG) options related to loans under
the BBLS, which provided them with
greater flexibility on any government
scheme loan repayments. Our support programme ‘Survive and Revive’ featured a Business Essentials toolkit providing
help on how to repay a BBLS, manage
cash flow and consider marketing options
to re-engage with existing customers and attract new ones.
For our retail customers we provided over 250,000 mortgage payment holidays and 70,000 payment holidays across unsecured lending with almost all customers now up to date with repayments again.
With the UK economy now above its pre-pandemic levels, we hope that customers and businesses can look forward to a degree of stability in the year ahead that will help them prosper.
Tackling fraud and financial crime
How the bank has responded to the
pandemic provided proof that when
we have a relentless focus on a specific
goal and target our resource and talent accordingly, we are able to deliver the outcomes that our customers expect.
An area where this is crucial is in
addressing fraud. The financial sector is seeing an increased number of attacks from fraudsters whose scams are becoming more sophisticated. We are investing more in our controls to mitigate against such attacks as well as continuing to increase the fraud and scam messaging to our customers so we can help educate them on the warning signs to look out for and provide prompts and reminders when undertaking transactions.
As banking becomes more digitised the challenge is to give our customers the tools to stay one step ahead of the fraudsters.
We will also maintain our focus on addressing Financial Crime related risks. Whether it be the current geo-political environment or the development of crypto and virtual currencies, the nature
of the threat facing financial institutions
is evolving at pace, so it is vital we have
the tools and training to equip our people
to respond effectively.
We have increased the amount we have invested in enhancing our Financial Crime Control Framework, customer data and key controls including anti-bribery and corruption measures, transaction monitoring and back book remediation. We are also embedding the Financial Crime Centre of Excellence we established in 2020. These measures
will better equip us to fight financial crime, putting financial crime risk management at the heart of our business in order to protect us and our customers as well as contributing to keeping our communities and society safe.
Pushing ahead with transformation
Despite the challenging operating environment, we have been able to push on with our multi-year transformation programme, that will simplify the business, digitise our operations and meet our customers’ needs.

Annual Report 2021	Santander UK Group Holdings plc 10

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CEO review continued
We completed the transfer of Santander Corporate and Investment Banking (CIB)
to the London Branch of Banco Santander group. This change would enable our CIB clients to benefit from the global infrastructure of Banco Santander group, whilst simplifying Santander UK's business model to focus on the customers and businesses of the Retail Banking, Consumer Finance and Corporate & Commercial Banking divisions.
The IT outage we experienced in May 2021 underlined the need for this work. I was incredibly appreciative of the patience shown by our customers. It is unacceptable to be unable to access our services when needed, but thanks to the hard work of our people to rectify the situation, we were able to get our systems up and running again on the same day.
A number of our Corporate & Commercial Banking customers were impacted by a duplicate payments issue in December. Our people worked hard across the holiday period to ensure that nobody was left out of pocket, but it confirmed that improving our IT infrastructure must be a key aspect of our ongoing transformation programme and one that we will remain utterly focused on.
Transformation impacts every aspect of our business and does not come without hard choices. For a High Street bank, such as ourselves, ensuring the branch network is fit for purpose is critical. 111 branches closed in 2021 in response to the ongoing shift towards digital banking. Our decision to close branches was difficult, but people
are changing the way they are banking. Our customers are doing so in a multitude of different ways and on different platforms and that must dictate how we serve them.
But we have not lost sight of the fact that the branch network is a central part of our offer. That is why we wanted to ensure there would still be a broad coverage across the whole of the UK with 450 branches.
Unity Place
I was delighted to reaffirm our commitment to making Milton Keynes our corporate headquarters. Alongside having headquarter offices in Belfast, Glasgow, Bradford, London and Sheffield, our £150m Milton Keynes campus, Unity Place, will cement the strong relationship we have with the city, built up over many years.
The emergence of Milton Keynes as one of the UK’s leading technology cities made it the obvious choice to be our new home for the years ahead. Our new hub will enable us to access the talent and skills that are being developed in Milton Keynes, and across the Oxford-Cambridge arc. This sits perfectly with our ongoing partnership with MK:U, the new university for Milton Keynes, which will focus on the needs of business in the digital economy, addressing the technological and skills gap that we know still exist. The first Santander apprentices were welcomed by MK:U in September to study for their Chartered Manager Apprenticeship. I look forward to how this relationship will develop.
We must reflect our customers
For us to understand our customers and the product solutions they need, we must reflect our customers across the business.
As an organisation we are improving diversity across all levels of the bank. In recent years our diversity networks have flourished, which is incredibly important in making Santander
UK a place where our people know they can
be themselves at work.
I am incredibly proud that in 2021 the Top Employers Institute recognised Santander UK as a Top Employer, certifying excellence in our employee conditions. We featured in
The Times Top 50 Employers for Women
and ranked 18th, our highest position to
date, in the Social Mobility Employer Index. We also ran the first Accelerating You:
Black Talent Programme, providing a
bespoke leadership course.
We also published research on women of colour and the challenges they face when starting and scaling a business, developing a financial readiness programme which we ran as a pilot in November. Alongside this we formed a Steering Group of women of colour founders to challenge our thinking and delivery and to ensure the initiatives we created were relevant, appropriate and what was needed to help these businesses thrive.
What is clear is that more needs to be done.
We published our fifth annual Pay Gap
report and voluntarily published our ethnicity pay gap for the second year. After making consistent progress in reducing our Gender Pay Gap, a challenging year has seen the mean Pay Gap increase to 30.8%. This is the first increase since we began reporting five years ago. There are several factors behind this, particularly as we move towards more digitally driven and technology focused roles, where women have traditionally been under-represented. The mean ethnicity pay gap of 7.6% is down 1.3% on 2020. We are aware that our ethnicity pay gap is driven by a number of reasons, but representation in senior positions remains a significant driver. We are committed to addressing these issues and achieving true gender and ethnicity parity at Santander.
We remain committed to achieving 50% (+/-10%) women in senior leadership roles by 2025. Whilst representation has increased from 27% in 2015 to 32%, we must make further, sustainable progress towards meeting this goal. In 2019 our Board approved an ambition to increase ethnic minority senior leadership representation to 14% by 2025. It currently stands at 10% and has increased by 1% in each of the last two years, putting us on track to meet our target.
The UK's dementia-friendly bank
This year we concluded our partnership
with Alzheimer’s Society and Alzheimer Scotland and it has been a hugely rewarding three years, challenging us to look at what more we can do to support customers with dementia and be the UK’s most dementia-friendly bank.
During the three years of our partnership, our people and our customers have helped raise over £2m with over 11,000 of our employees becoming Dementia Friends. Over 300 of our people volunteered as Alzheimer Society Companion Callers making 12,000 friendly and vital calls to people with dementia.
Over the course of the pandemic, this has become an incredibly important service and
I am proud of how our people have stepped
up to play their part.
As we are living longer and our banking becomes more digitised, so the need for solutions that will give people with dementia real support, and the assurance that they are not alone, is pressing. We must look to develop more tools like our Carers Card or Dementia-friendly Chat-Bot that can help our customers and their families to safely manage their finances.
Our new charitable partner will be Macmillan and I know that everyone at Santander UK is looking forward to working with them over the next three years.

Annual Report 2021	Santander UK Group Holdings plc 11

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CEO review continued
A year of transition
2021 has been a year of transition for the business, and I would like to thank Susan Allen OBE, Manroop Khela, Tony Prestedge and Elaine Thomas for all their hard work and contributions to the Executive
Committee during the last twelve months prior to leaving for new challenges. I also want to congratulate John Collins, our
Chief Legal and Regulatory Officer, who
was awarded an OBE for his exceptional contribution to the financial services response to the Coronavirus crisis in the
UK and has announced he will be leaving
us in the summer.
I have also been pleased to see members
of our senior management team playing significant roles in the development of the One Europe approach in several critical areas. Chief Customer Officer for Everyday Banking, Enrique Alvarez, was appointed Regional Business Owner for Everyday Banking across Europe. Tracie Pearce, who joined us in June 2021 as Chief Customer Officer for Homes holds a similar responsibility for Europe.
The advantage of One Europe is that it
allows Santander UK to benefit from wider knowledge across our territories, whilst in areas that the UK is a global leader, we are able to share our unrivalled expertise.
Lastly, I would like to welcome Mike Regnier as he prepares to become our new Chief Executive Officer. I have been extremely proud to be CEO for Santander UK over the last seven years, where I have been able to work with some fantastic people who have all been committed to our purpose, of helping people and businesses prosper. Very few of us ever imagined we would work through the times we have seen in the last two years, but we have remained committed to providing our customers with the help they have needed to so they could navigate a way through. There will be challenges ahead undoubtedly, but I know that Santander
UK is well placed to meet them.

Nathan Bostock
Chief Executive Officer,
1 March 2022

Climate and the UK housing market
The challenge for UK mortgage lenders

22%	>20%
Of the UK's greenhouse gas emissions are from heating and powering homes[1]	UK dwellings over 100 years old[3]

85%	EPC rating D
UK households connected to the gas grid[2]	Or worse for 19 million homes across the UK4

Our approach to TCFD	Focus areas to help us achieve net zero by 2050:
Disclosing our approach to managing climate risks and opportunities is key to helping markets and other stakeholders assess how we incorporate climate in our processes and policies.	–Managing climate risks through our risk management frameworks –Supporting customers in the transition towards zero carbon –Reducing emissions from our operations
For more see page 21
“
We are committed to the objectives of the Paris Agreement on climate change
1. Energy Saving Trust 2. Climate change Committee 3. BRE Trust 'The Housing Stock of the United Kingdom 4. Environmental Audit Committee Report 'Energy Efficiency of Existing Homes'

Annual Report 2021	Santander UK Group Holdings plc 12

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our business model

Our purpose is to help people and businesses prosper

Our resources	People Bringing the skills, expertise and drive to deliver enhanced customer loyalty and experience	Infrastructure Branch and online presence, operating centres and innovative technology	Banco Santander family Technology, shared management experience and brand benefits as part of well-diversified global bank	Financial Strong capital, liquidity and a prudent approach to risk

Our competitive advantage	Leading scale challenger bank in the UK Scale in our core banking businesses combined with an innovative mindset	Strong balance sheet Focused on prime secured lending consistent strength under stress	International expertise for UK companies 20 trade corridors to help UK companies expand into overseas markets

What we do
We provide financial products and services
Mortgages, consumer finance, unsecured loans, credit cards,
banking and savings accounts, investment and insurance products for individuals and services for companies

How we do it	Build strong customer relationships	Offer a differentiated proposition	Take a prudent approach to risk	Do things The Santander Way

Our culture is built on doing things The Santander Way	Simple Our products are easy to understand and we offer a service which is convenient, no matter when or how our customers want to engage with us	Personal We treat our customers as valued individuals, with a professional service they can trust. We support our colleagues to achieve their ambitions	Fair We are open, honest and treat others as we would like to be treated. We earn our investors a sustainable return and do our part to support our communities

Our aim is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Annual Report 2021	Santander UK Group Holdings plc 13

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our strategic priorities	Our strategic priorities focus on customer loyalty and experience, simplification, improved efficiency and sustainable growth, while aiming to be the best bank for all our stakeholders.

1.Customers	2.Shareholders	3.People	4.Communities
Deliver growth through customer loyalty and outstanding customer experience	Simplify and digitise the business for improved efficiency and returns	Engage, motivate and develop a talented and diverse team	Be a responsible and sustainable business

–Deliver outstanding propositions to meet more of our customers' needs
–Connect physical and digital channels for seamless customer experience
–Profitable growth in retail banking and sustainable returns in corporate banking
–New and evolving revenue sources including global Banco Santander group projects

–Simplify, digitise and automate our processes
–Improve our technology and operations through innovation and optimisation
–Remove complexity and siloes to increase productivity
–Capital discipline and RWA management
–Maintain a prudent approach to risk

–Enable our people to meet their full potential
–Implement new and flexible ways of working
–Provide training and development to deliver a workforce for the future
–Ensure all aspects of diversity remain front of mind

–Creating a thriving workplace
–Driving sustainable economic growth and financial inclusion
–Driving inclusive digitalisation
–Upholding the highest ethical standards and fighting financial crime
–Climate change and supporting the low carbon economy

Annual Report 2021	Santander UK Group Holdings plc 14

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our performance and KPIs [1]	We are confident in our ability to transform the business through our customer focus, business efficiency and proven resilience.

1. Customers

4.4 million Loyal customers
Loyal customer numbers were unchanged in 2021 following declines in 2020 due to 1I2I3 Current Account repricing actions. Customer loyalty remains at the heart of our strategy and remains a key area of focus going forward.

6.6 million Digital customers Customers in the UK are increasingly moving towards mobile and digital banking, a trend that increased further due to Covid-19 related restrictions.

Ranked 7th in Retail Net Promoter Score
Our rank in 2021 improved on 2020 however was impacted by deposit repricing. We are aware that there is still work to do to get to the level we expect as a business.
7th out of 9 competitors

Ranked 1st in Business and Corporate Net Promoter Score
We maintained our first place ranking, a testament to the comprehensive proposition and our strong support for our small and medium-sized business customers during the Covid-19 pandemic.
1st out of 6 competitors

2. Shareholders

Adjusted RoTE[2] RoE improved to 9.9% (2020: 2.9%) materially due to higher income, credit impairment write-backs and lower adjusted expenses. Adjusted RoTE[2] also improved to 13.2% (2020: 4.3%).

Adjusted cost-to-income ratio[2]
Cost-to-income ratio improved to 56% (2020:63%), and Adjusted cost-to-income ratio[2] improved to 50% (2020: 60%), as a result of higher adjusted net interest income following deposit repricing combined with lower adjusted operating expense.

'-11bps Cost of risk Improved following the write-back of Covid-19 related post model adjustments and the improved economic environment.

5.2% UK Leverage ratio Improved by 10bps and is 160bps above regulatory minimum, largely due to lower assets with the asset sales and the changes to CIB outlined in the financial overview.

1.See Glossary for KPI definitions.
2.Non-IFRS measure. See ‘Alternative Performance Measures’ on page 199 for details and reconciliation to the nearest IFRS measure for return on ordinary shareholders’ equity (RoE) and cost-to-income ratio.

Annual Report 2021	Santander UK Group Holdings plc 15

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our performance and KPIs continued

3. People

Medium term aim to be a Top 10 company to work for
We continue to aspire to be a Top 10 company to work for as this is an important measure of employee satisfaction and our participation forms part of a wider Banco Santander goal.
Current position: 16th

We are also accredited as a Top Employer (unranked) by the Top Employers Institute

4. Communities

751,720 financially empowered people
We have given further support to those unbanked, underbanked or vulnerable people by promoting access to finance, tailored products and financial education initiatives. This has been more even more important during the Covid-19 crisis.

Reorganisation of our segments

Following a management review of our structure we have changed our segments in line with how we manage our business and these are outlined below. Our segmental structure is also consistent with how Banco Santander organises its operations across Europe. Prior periods in the segmental results have been restated accordingly.
Before these changes Consumer Finance was managed as part of Retail Banking.
Corporate & Investment Banking (CIB) is no longer a segment following the transfer of a significant part of its business under the Part VII banking business transfer scheme completed on 11 October 2021. The residual parts of CIB have been wound-down or transferred to other segments.

Retail Banking
Retail Banking consists of two business units, Homes and Everyday Banking. Homes provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios. Everyday Banking provides banking services and unsecured lending to individuals and small businesses as well as wealth management for high-net-worth clients.

Corporate & Commercial Banking (CCB)
CCB provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.

Consumer Finance Consumer Finance provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.	Corporate Centre Corporate Centre provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.

Annual Report 2021	Santander UK Group Holdings plc 16

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk management overview

“

2021 was a year of gradual transition for our Risk teams, from rapid response to emerging business stresses, towards post-crisis 'business as usual' risk management. We also continue to support our customers in a much improved but uncertain and challenging economic environment.

Christine Palmer
Chief Risk Officer

Sustained support for the business
Following our successful transition to a sustained working from home environment in 2020, we continued to support the business throughout 2021 via remote access, underpinned by robust technology and regular communications and support measures for all of our colleagues. Our Risk teams were active across a range of business and support functions including:
–Significant support to our customers, brokers and front office, in the retail mortgages business, with increased activity levels in certain periods, particularly around the government's stamp duty holiday deadlines;
–Successful transfer of our Corporate & Investment Banking business to the Santander London Branch;
–Implementation of a new end-to-end Bounce Back Loans guarantee scheme claims process, and a significant increase in validation and reviews of LIBOR Transition models, to support the cessation of LIBOR on 31 December 2021.
Capital and Liquidity risks
We remain in a strong position with respect to our Capital and Liquidity metrics, despite the economic impacts of the Covid-19 Pandemic. Our prudent approach to funding, liquidity and capital management ensures that we operate within our risk appetite.
Transformation and Operational risks
Continued engagement across the bank's transformation agenda, providing clear and informed insight on change associated risks.
Our approach also considers impacts on risk infrastructure and transformation plan delivery from prioritisation decisions related to capacity. We closely monitor operational risks, providing input and oversight to ensure our operational environment remains resilient. Particular areas of focus include Financial crime, Fraud, IT infrastructure, People, Data, Third Party Risk Management, and Cyber attacks where external risks to financial institutions are elevated.
Looking forward
With the Covid-19 pandemic potentially at an inflection point, risks and uncertainty remain, as evidenced by the emergence of another variant (Omicron), although government restrictions have been significantly eased since then, we aim to maintain our forward transition by focusing on:
–A gradual move back to office working, with existing home working arrangements;
–Attracting and retaining risk management talent in a competitive recruitment market;
–Supporting our customers, post government support schemes, in an inflationary environment along with tighter monetary conditions;
–Supporting implementation of the new PRA Hybrid Mortgage Model in 2022;
–Regular risk assessments of our business plans, to inform financial forecasts and risk appetite.
–In line with the bank's broader transformation agenda we are focused on developing plans to ensure the Risk function remains fit for purpose.

Increased inflation in the UK and global economies
In 2021, we entered a period where many factors comprising the cost of living were changing, causing challenging conditions, particularly for those already struggling. For our retail customers, especially those on lower incomes, increased costs will be challenging to manage without offsetting other cash outflows. Inflationary pressures began building in H2 2021, and the market consensus for Bank rate shifted to a short term expectation for rate hikes, a marked change from a year before when market expectations were for negative rates. In December 2021, Bank rate increased by 15bps to 0.25% and then by a further 0.25% in February 2022.

The market consensus is that Bank rate will rise further in 2022. We regularly review our affordability checks for mortgage originations and a broad range of financial support solutions remain available for customers who may get into difficulty. We also review affordability challenges regularly in our unsecured retail lending to determine whether we should apply further levels of stress to new lending decisions. We also continue to grow the availability of our customer support, including through our Financial Support Centre of Excellence for Retail customers and SME support, to ensure we continue to drive fair and consistent outcomes.

Our CCB lending team continue to closely monitor and interact with their clients. Although we have seen continued business recovery across consumer led sectors, there are risks in both manufacturing and services sectors across supply chains, rising energy prices, staff shortages and increased labour costs, leaving the recovery vulnerable to further potential economic shocks.
Our forward business planning processes also reflect the financial impacts of inflation in our ICAAP to ensure our capital levels remain appropriate in the future.

Annual Report 2021	Santander UK Group Holdings plc 17

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Key risk types	Risk is any uncertainty which could affect our ability to achieve our objectives or impact our results and financial resources.

Introduction
Key risk types are components of our overarching Risk Framework and are set out in detail in the Risk review. Each has its own defined framework, and we report on, and review its risk profile formally at the ERCC, BRC and Board. However, the risk profile status level is agreed at the underlying specialist risk control forums. The four key risk types below were topical in our 2021 Enterprise Wide Risk Management (EWRM) reporting, particularly given the challenges of Covid-19, and also represent a wide spectrum of risk management across the business. We also show how they link to our strategic priorities.

Key risk type and link to strategic priorities	Approach	Key metric
Credit	We manage our portfolios across the credit risk lifecycle, by drawing up our risk strategy, plans, budgets and limits to make sure the actual risk profile of our exposures remains in line with our business plans and our risk appetite. We take a prudent approach to credit risk, which was reflected in a low Stage 3 ratio, low write-offs, and no material corporate defaults in 2021. We seek to only lend to customers who are committed to paying us back and can afford to, even if their circumstances change. We undertake thorough risk assessments to make sure customers can meet their obligations before we approve loans.	Stage 3 ratio 2021: 1.43% 2020: 1.42%

Conduct & Regulatory
Our culture places the fair treatment of our customers at the heart of everything we do. In 2021 we remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular within the context of regulator and government driven Covid-19 initiatives. We continue to support to our customers in the post government support environment, as economic headwinds such as increased costs and unemployment may adversely impact their finances.
Conduct & regulatory provision 2021: £210m 2020: £267m

Operational	The risk of loss due to inadequate or failed internal processes, or external events. We aim to mitigate this risk as far as possible, rather than to eliminate it entirely. We have a programme to enhance our operational resilience strategy and practices, as well as delivering against supervisory statements (including new requirements) issued in 2021. Throughout 2021, we prioritised Third-Party suppliers, and Cyber and IT development. We experienced a significant system outage in May 2021 and we fed the insights from this into our operational resilience programme. Fraud risk has increased, in line with the industry, with associated losses being a significant component of overall operational risk losses. We are continuing to invest in initiatives aimed at reducing fraud losses and improving customer experience.	Operational risk losses (excluding PPI and losses below £10,000) 2021: 39% increase vs 2020 2020: 51% increase vs 2019

Financial crime	We will maintain our focus on addressing Financial Crime related risks. Whether it be the current geo-political environment or the development of crypto and virtual currencies, the nature of the threat facing financial institutions is evolving at pace, so it is vital that we have the tools and training to equip our people to respond effectively. We have increased the amount we have invested in enhancing our Financial Crime Control Framework, customer data and key controls including anti-bribery and corruption measures, transaction monitoring and back book remediation. We are also embedding the Financial Crime Centre of Excellence we established in 2020. These measures will better equip us to fight financial crime, putting financial crime risk management at the heart of our business, in order to protect us and our customers as well as contributing to keeping our communities and societies safe.	Continued material investment across data, systems and subject matter expertise

Within our Key risk types, there are top and emerging risk issues that require particular focus. We discuss our Top risks and Emerging risks in the next sections. The relationship between our Key risk types, Top risks and Emerging risks is as follows:

Key risk type	Top risks	Emerging risks
Credit	Covid-19 (first order risks), Brexit, Climate Change	Extended Government involvement in banking/markets, Disruption from macro economic factors, Inflation
Capital	Building and maintaining capital strength	Demanding Regulatory Agenda, Inflation
Pension	Pension risk	Inflation, Broader Geopolitical and Environmental and Social
Operational	Third party risk, Managing complex change and capacity, Cyber risk, Data management, People risk, Covid-19 (first order risks), Brexit, Climate Change, IT Risk Management	Rapid technological change (including Cloud technology and Operational resilience)
Conduct & Regulatory	Conduct & Regulatory, Brexit, Ring-fencing, Covid-19 (first order risks), Climate Change, Data Management	Demanding regulatory agenda,
Financial crime	Financial crime (including Fraud)	Central Bank Digital Currencies (CBDC) and Crypto Assets
Strategic & Business	Managing a Complex Change Agenda	Rapid technological change and customer behaviour, Intense market competition, CBDC and Crypto Assets, Inflation
Reputational	Climate Change, Conduct & Regulatory	Demanding regulatory agenda

Annual Report 2021	Santander UK Group Holdings plc 18

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Top risks
Highlighted below are our Top risks in focus in 2021 and associated management actions. Many of these risks are likely to remain in focus in 2022, however some may become less so, such as Covid-19 first order risks, and Ring-Fencing.
Climate change
We are focused on ensuring that we appropriately consider and manage the risks associated with Climate Change. These include higher credit risk, reputational risk, operational risk and deteriorating macroeconomics (in the event of sustained damage to national infrastructure). We have continued to progress with our Climate Change Implementation plan, which includes integrating associated risks into our Risk Management Framework, formulating a risk appetite, and associated initiatives set out in more detail in relevant sections of the Risk review .
Financial crime (including Fraud)
We continue to enhance our financial crime risk management capabilities with material investment across data, systems and subject matter expertise. Financial Institutions remain under intense regulatory scrutiny, with expectations for effective systems and controls, reinforced through high profile regulatory enforcements. During 2021, we continued to cooperate with the FCA's civil regulatory investigation into Santander UK plc's financial crime systems, processes and controls focused primarily on the period 2012-2017. See Note 31 to the Consolidated Financial Statements for detail. Covid-19 has provided an opportunity for fraudsters and in 2021, in line with the industry, we saw increased fraud attacks and scams aimed at customers. We continue to enhance our controls to address fraud attacks, as well as increased fraud messaging and scam education to help our customers.
IT risk
Technology is vital to our processes and operations, and in providing service to our customers. We proactively monitor technology platforms through automated alerts to detect events that could impact our operations, with any material events investigated to understand root causes and identify remedial actions. The importance of IT risk management and control has been emphasised by incidents during the year, including a significant systems outage in May and a duplicate payment in December.
These events also impacted our ability to meet the high standards of customer service we expect to deliver. As a result we initiated a wide reaching programme to address the root causes, which is expected to deliver risk improvement over a three year horizon, with progress closely tracked via risk governance.
Covid-19 first order risks
In 2021, our main focus continued to be on credit and operational risks, as these were the main impacts. Credit performance across our portfolios remained resilient, enabling us to release provisions across 2021. However, some risks remain, so we continue to position ourselves prudently. Our Operational risk focus remains on ensuring we are well resourced to support our customers and people, and operationally resilient, in terms of IT infrastructure, and business continuity.
Cyber risk management
Information and cyber security remains a top risk and a priority for the bank. In 2021, we experienced no notable data and cyber security incidents. However, externally we observed a large increase in ransomware attacks across all sectors and we expect this trend to continue. We continue to review and enhance our controls based on the latest intelligence. We also actively work with peers in the Cyber Defence Alliance to share threat intelligence expertise, and experiences, to help identify common cyber attack features and effective mitigation strategies.
People risk
In 2021, we continued to treat the wellbeing and safety of our colleagues as one of our top priorities. People risk is compounded by changes in operating models and execution of future strategies, which we recognise need to be managed carefully. Our overall wellbeing and inclusion strategy centres on supporting colleagues through transformation and change. In line with peers we are experiencing a competitive recruitment market. We are encouraging colleagues to return to office environments, whilst paying regard to prevailing government advice.
Conduct and regulatory
Risks remain elevated, reflecting the ongoing need for customer support, following the end of government support measures. We also face a challenging regulatory agenda with significant ongoing FCA and PRA interaction on a range of industry issues, as well as the ECB and Payments Services regulators.
These issues include the FCA's proposed Consumer duty, Covid-19 forbearance, SME collections and recoveries policies, operational resilience, thematic reviews, and regulatory models initiatives.
Managing complex change and capacity
We have a challenging change agenda including our continued aspirations for further transformation and growth. We have well-established change control processes, as well as a strong oversight framework and related risk-based prioritisation. This enables us to address operational and capacity challenges and facilitate timely project delivery.
Data management
We added Data management, including Data privacy, to our Top risks in 2021. This reflects its role in supporting our business plans and strategy, as well as the rising cyber threat landscape and the importance of controls over personal data. We have a central Data programme with clear deliverables that will improve our data management capabilities in line with our approved Data Strategy.
Brexit
We are maintaining a watching brief on external developments with respect to the Northern Ireland Protocol and the potential wider trade and economic risks that could evolve, should the UK Government trigger Article 16. Our earlier Brexit plans remain relevant in mitigating any potential risks.
Building and maintaining capital strength and Pension risk
We saw sustained resilience and improvement in our Regulatory Capital and Pension fund metrics throughout 2021. Detailed analysis is set out in the Risk review.
Third Party Risk Management
We are progressing with a programme of work to enhance our controls and governance arrangements. Regulatory requirements relating to the management of outsourced services continue to increase. We are on track to meet the 31 March 2022 industry deadline set by the PRA's Supervisory Statement, issued in March 2021.
Ring-Fencing
Ring-fencing was retained as a Top Risk in order to maintain our focus on ongoing governance and compliance, as we continue to assess the quality and maturity of controls.

Annual Report 2021	Santander UK Group Holdings plc 19

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Emerging risks	We monitor these risks using our Emerging risks radar and regularly provide updates to the ERCC and BRC.
Highlighted below are our emerging risks in focus in 2021 and our associated management actions. Climate Change and Data Management both transitioned to Top Risks and are covered in that section of the report. All of these remaining risks will likely be in focus again in 2022, given that they are continuing to evolve.
Broader geopolitical and social risks, including invasion by Russia of Ukraine
During the course of the past two years, since the onset of the Covid-19 pandemic, a number of broader risks have evolved and may present future headwinds. These include, geopolitical tensions between regions across the world, global supply chain pressures (which have already fuelled inflationary pressures), stretched household finances, and emerging social unrest.
These factors are also likely to play into increased localised political risk, including in the UK. We are closely following these developments and the potential for any material impacts which may need to be taken into consideration in our future business plans.
Rapid technological change and customer behaviour
Our multi-year transformation programme, with a focus on investment in digitalisation and automation, is aimed at designing compelling propositions for targeted customer segments, reshaping customer interactions, and simplifying and digitising the business at scale for improved efficiency and returns.
However, we are cognisant of the Cyber, Cloud technology and Operational resilience risk implications of these developments, which we take account of in our development strategy. Our overall approach reflects the continued acceleration of existing strong trends towards customer digital adoption via mobile and online banking.
Intense Market Competition
Enhancing our digital proposition remains key in supporting our customers' needs, retaining and growing our customer loyalty base, and addressing the commercial challenges of a highly competitive mortgage market.
Surplus deposits in ring-fenced banks remain a key driver of market pricing, and are a contributory factor towards pressures on net interest margins. As well as the elevated competition between incumbent banks, new entrants backed by other large multi-national banks are also launching in the UK offering competitive incentives to compete in the growing digital market, as well as savings, lending and investment markets.
Demanding regulatory agenda
We remain vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity.
Like all UK banks we will continue to face a demanding and complex regulatory agenda in 2022 and beyond, focused on consumer outcomes, addressing consumer detriment, price regulation and vulnerability, competition, Climate Change and Consumer Duty. We also continue to engage regularly with the ECB on regulatory issues such as models development and implementation. These challenges, increase the level of operational risk, and also the costs of compliance and business model changes, with the potential to constrain our capacity to invest in transformation projects.
Extended Government involvement in banking and markets
Government policy interventions continue to broaden in the UK Banking Sector, with the potential to significantly impact future business plans, costs and revenues. We continue to focus on support for our customers as government lending and other Covid-19 support schemes, including furlough, have rolled-off. UK banks' policies and actions will remain under intense scrutiny by Regulators and the Government, during the evolving and challenging post pandemic period.
We are also assessing implications arising from the COP26 Climate Change Conference, including the need for financial institutions to disclose detailed plans and milestones to achieve net-zero targets.

Central Bank Digital Currencies (CBDC) and Crypto assets
We have responded to the Bank of England on its June 2021, paper, 'New Forms of Digital Money' (CBDC and stablecoins). Depending upon how these are implemented, there is a risk of a significant transfer of commercial bank deposits into these assets over time, increasing wholesale funding requirements and costs, and reducing the 'stickiness' of deposits in a stress.
There are also broader potential impacts on regulatory frameworks, and monetary and fiscal policy. We continue to monitor these developments as they evolve. We are also addressing the risk of crypto asset exposure, through our client onboarding policies and procedures, which are part of our Financial Crime Framework.
Disruption of UK macro-economic factors
As part of our business planning, budget forecasts and stress testing processes, we closely track and take account of the key factors that impact our business such as house prices, GDP, inflation, unemployment and interest rates. In 2021, the Bank of England commented that longer term structural shifts, such as the way we work, could impact the valuations of certain assets such as commercial real estate and residential property. The recent increases in housing demand and prices may also reflect these more persistent drivers, and may not fall back to pre-pandemic levels now that tax incentives have been removed.
We are also monitoring the potential for emerging inflation related risks to result in increased levels of debt and defaults. We consider this risk in our scenario ranges for our expected credit loss assessments. The Bank of England has notified an intention to consult on considering withdrawing explicit FPC guidance with regards to mortgage affordability stressing, although we note that the Loan to Income flow limit is expected to remain.

Annual Report 2021	Santander UK Group Holdings plc 20

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Taskforce on Climate-related Financial Disclosures (TCFD)	We are implementing the recommendations of the TCFD, and taking action to meet the expectations set by the PRA, BoE and FCA. This requires wide-ranging collaboration both within the bank and externally to develop the tools and methodologies needed.

TCFD

Governance		Strategy

Board oversight
Board Risk Committee and Board Responsible Banking Committee
Executive responsibility
Senior Management Committee, Executive Risk Control Committee and UK Climate Leadership Group
Divisional responsibility
Climate Risk Working Group, Climate Finance Working Group and Forum for Environmental Change

Banco Santander is a founding member of the UN-convened Net Zero Banking Alliance (NZBA) committing us to set and disclose decarbonisation targets for most GHG intensive sectors
Ambition to achieve net zero by 2050
Managing climate risks through our risk management frameworks
Supporting customers in the transition towards zero carbon
Reducing emissions from our operations

Risk management
Bank of England’s Climate Biennial Exploratory Scenario (CBES) to understand the transition and physical risks from climate change across 3 scenarios over 30 years
Implemented target operating model for integration of climate change across enterprise risk management and the business
Santander Climate Risk Taxonomy created to provide qualitative classification of portfolios and their potential exposure to climate change related risk

Targets	Metrics
£20bn Green finance by 2025[1]	37% Of the retail mortgage portfolio with EPC band C or above
180k Customers supported to become greener by 2025	<0.1% Exposure to counterparties engaged in fossil fuel activities

For more, see the TCFD section in the Risk review

1.In accordance with Banco Santander Sustainable Finance Classification System (SFCS)

Annual Report 2021	Santander UK Group Holdings plc 21

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial overview

“
The Covid-19 pandemic continued to have a significant impact on our work and personal lives in 2021. Despite this, we continued to support our customers, further strengthen our resilient balance sheet and manage our ongoing transformation. The strong results we have achieved demonstrate our success in these areas.

Duke Dayal
Chief Financial Officer

Summarised consolidated income statement

For the years ended 31 December	2021 £m	2020 £m
Net interest income	3,997	3,381
Non-interest income(1)	547	454
Total operating income	4,544	3,835
Operating expenses before credit impairment write-backs/losses, provisions and charges	(2,540)	(2,425)
Credit impairment write-backs/ (losses)	233	(639)
Provisions for other liabilities and charges	(379)	(263)
Profit from continuing operations before tax	1,858	508
Adjusted profit from continuing operations before tax(2)	2,193	659

1.Comprises of ‘Net fee and commission income’ and ‘Other operating income’.
2.Non-IFRS measure, see page 199. The financial results were affected by several items which are excluded from the ‘Adjusted profit from continuing operations before tax' above. These items had an aggregate impact of £335m on 2021 profit from continuing operations before tax (2020: £151m). See ‘Alternative Performance Measures’ on page 199 for details and reconciliation to the nearest IFRS measure.
3.Non-IFRS measure. See page 199.

A strong performance in a challenging year
The Finance team has once again played an important role in support of our colleagues as we navigated the challenges of 2021, continued to help our customers and transformed the bank for the future. Despite the ongoing operational and financial headwinds we faced, the backdrop to 2021 was better than we had expected at the end of 2020. Economic activity picked up quickly post lockdown, the mortgage market was very active and unemployment remained relatively low. There is no doubt that government support measures played a large part in this and the 2020 reduction in bank rate, introduction of the TFSME and easing of prudential capital requirements have helped us to continue supporting the UK economy.
The furlough scheme meant that the credit environment remained benign and we were able to release Covid-19 related ECL. This as well as higher income led to higher returns.
Our resilience is underpinned by several factors. Firstly, we have a prudent approach to risk and growth as well as a focus on prime residential mortgage lending with low LTV. Over recent years, we also chose to limit growth in our unsecured lending portfolios and actively managed down our exposure to commercial real estate.
Secondly, we entered the crisis with strong capital and liquidity alongside a good track record in the Bank of England stress tests. We were well-positioned for an uncertain environment even before the Covid-19 pandemic. We further strengthened our resilience in 2021 with our highest ever CET1 capital and UK leverage ratios at year end.

Financial Highlights
£480m Savings realised to date, with £742m of investment.
£177.3bn Retail Banking - mortgage loans (2020: £169.8bn)
£157.0bn Retail Banking - customer deposits (2020: £152.2bn)
£10.2bn MREL eligible senior unsecured debt (2020: £7.5bn)
£68.1bn Risk-weighted assets (RWAs) (2020: £72.9bn)
Finally, we have benefited from the decisive actions we took to improve income and reduce costs and these are coming through our results. These actions included deposit repricing which stabilised our Banking NIM and ongoing transformation programme activities which have contributed to costs trending downward this year.
An uncertain operating environment
The UK banking market is very competitive and intensely regulated. We continue to face additional challenges from the Covid-19 pandemic and the impact of the new trading arrangements with the EU, both of which we expect to continue into the medium term.
Despite the underlying uncertainty, the economic outlook has improved during 2021 and as a result we were able to write-back ECL given realised losses remain very low. We expected losses to increase alongside higher unemployment during 2021. Nevertheless jobs have been protected by significant government measures to support businesses and individuals, and initial signs following the end of the furlough scheme are positive.

Annual Report 2021	Santander UK Group Holdings plc 22

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial overview continued
Our financial results
Profit from continuing operations before tax of £1,858m was 266% higher than in 2020. Adjusted profit from continuing operations before tax(4) of £2,193m was 233% higher. See the Financial review for an explanation of adjustments and their impacts.
Net interest income was up 18%, with repricing actions on 1I2I3 Current Account and other deposits offsetting 2020 base rate changes and back book mortgage margin pressure, including £1.9bn net attrition on SVR and FoR products (2020: £1.8bn).
Non-interest income was up 20%, with the gain on sale of our UK head office in Q2 2021 partially offset by significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts.

Summarised segmental balance sheet(3)

31 December	2021 £bn	2020 £bn
Customer loans by segment
Retail Banking	185.6	178.5
Consumer Finance	5.0	8.0
CCB [1]	17.0	17.6
Corporate Centre [2]	3.0	3.5
CIB	—	2.8
Total	210.6	210.4
Other assets	83.1	88.7
Total assets	293.7	299.1
Customer deposits by segment
Retail Banking	157.0	152.2
CCB customer	25.6	25.0
Corporate Centre [1]	9.6	8.0
CIB	0.0	6.5
Total	192.2	191.7
Total wholesale funding	65.4	63.2
Other liabilities	19.8	28.0
Total liabilities	277.4	282.9
Shareholders' equity	16.1	15.8
Non-controlling interest	0.2	0.4
Total liabilities and equity	293.7	299.1

1.CCB customer loans includes £4.4bn of CRE loans (2020: £5.0bn).
2.Corporate Centre customer loans includes Social Housing lending of £2.2bn (2020: £3.0bn), and Corporate Centre customer deposits includes Crown Dependencies of £6.0bn (2020: £6.0bn).
3.The segmental basis of presentation in this Annual Report has been changed. See Note 2 to the Consolidated Financial Statements for more information.
4.Non-IFRS measure. See page 199.

Operating expenses before credit impairment write-backs/losses, provisions and charges increased 5% largely due to the transformation programme including the closure of 111 branches and 40% reduction in head office space.
Credit impairment write-backs of £233m, largely due to net releases related to the improved economic outlook and Covid-19 PMAs. In 2020, we made a significant charge for Covid-19 related PMAs. New to arrears flows and Stage 3 defaults remain low as all portfolios continue to perform resiliently.
Provisions for other liabilities and charges increased 44%, largely related to the transformation programme. Additionally, customer remediation and fraud charges increased, linked to a rise in scams seen in 2021.

Transformation

During 2021 we continued our strategic focus on becoming more efficient and responding to the changing needs of our customers.
We accelerated our transformation programme in early 2021 with an announcement to reduce our branch network and reduce our head office space. Since 2019, £742m of investment has realised £480m of savings to date.
111 branches closed in 2021 in response to the ongoing shift by customers towards mobile and online banking, a long-term trend which accelerated during the Covid-19 crisis. A network of around 450 branches will remain, providing broad coverage across the UK. Four head office sites also closed and other head office sites will be consolidated into five main locations. The overall impact was a 40% reduction in head office space.
We are investing £150m into a state-of-the-art new campus in Milton Keynes which will become our UK headquarters. The majority of staff based at closing or consolidating sites were offered a new dual location contract combining working from home with access to local spaces for meetings, coaching and training.

Annual Report 2021	Santander UK Group Holdings plc 23

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial overview continued
Tax on profit from continuing operations increased to £485m with higher profit. The effective tax rate of 26.1% (2020: 19.9%) was higher as the proportion of profits subject to the bank surcharge increased.
Our loan book is relatively low risk and prudently positioned, is well collateralised and primarily focused on prime UK mortgage lending which accounts for 84% of the customer loans with an average loan-to-value of 41%. Other unsecured retail lending including credit cards makes up 2% of the book.
Our Consumer Finance book makes up a small part of our loan book with only 2% of total customer loans – more than 80% of the book is secured.
Our corporate loan book is focused on SME's and mid-sized and larger corporates and accounts for 8% of customer loans. We have materially deleveraged our commercial real estate portfolio over recent years and this now totals £4.5bn, down from £5.0bn in 2020.
Balance sheet resilience from strong capital and liquidity
RWAs were c£6bn lower following asset sales and transfer of CIB business to Santander London Branch (SLB), as outlined in the panel on this page.
We paid £1,346m interim dividends on ordinary shares related to 2021 profit and an assessment of capital surpluses following the RWA reduction.
The CET1 capital ratio increased 70bps to 15.9%, 590bps above the threshold for MDA, largely due to lower RWAs and retained profit.
The UK leverage ratio improved by 10bps to 5.2%, 160bps above the regulatory minimum, due to lower assets.
The 2020 change in regulatory treatment of software assets led to a benefit of c20bps for the CET1 capital ratio and c5bps for the UK leverage ratio.
The RFB DoLSub LCR increased to 166%, up from 150% in 2020 and remains significantly above regulatory requirements.

Asset sales and changes to CIB

Consumer Finance, sale of shareholding in PSA Finance UK
On 30 July 2021 we sold our shareholding in PSA Finance UK Limited at book value to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a subsidiary of Banco Santander SA, and Banque PSA Finance SA.

Combined impact: £6.5bn Customer deposits reduction £6.0bn Customer loans reduction c£6bn RWA reduction
Retail mortgage portfolio sale We completed the sale of a £0.6bn retail mortgage portfolio in August 2021 for a premium of £15m

Changes to CIB (including Part VII banking business transfer scheme)
On 11 October 2021 we completed the migration of the CIB business to SLB under the Part VII banking business transfer scheme. Residual amounts were transferred to other segments or were wound down during 2021.

Looking ahead
The operating environment remains challenging for our customers, people and communities.
The outlook improved during 2021 with the success of the vaccination programme in alleviating the health crisis and allowing social restrictions to be lifted and economic activity to resume, although the emergence of the Omicron variant in late 2021 increased uncertainty.
Looking ahead, the base case reflects the higher inflationary economic environment with quarterly growth rates beginning to return to pre-pandemic levels.

We expect Banking NIM to be adversely affected by increased competition for mortgage lending although this will be offset by the impact of rising interest rates.
Operating expenses are expected to continue their downward trend, through transformation programme cost savings. This will offset the headwinds from higher inflation.
Although the credit environment is likely to continue to be benign going forward, we expect an increased cost of risk as the write-backs of 2021 are not repeated.
The tough decisions we have taken have positioned us well and will help protect returns going into 2022.
Our prudent approach to risk as well as our capital and liquidity strength make us resilient in the face of ongoing uncertainty.

Annual Report 2021	Santander UK Group Holdings plc 24

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review
We strive to create value for all our stakeholders, by delivering on our commitment to be a more responsible bank. This section is designed to be read together with our Environmental, Social and Governance (ESG) Supplement.

Customers
We aim to be Simple, Personal and Fair in all our dealings with customers.
Financial inclusion
Financial inclusion is an important element in our aspiration to become a digital bank with a human touch. It is a key part of our Sustainability and Responsible Banking strategy. We have made good progress in recent years and to enhance this further we developed a new overarching Financial Inclusion strategy in 2021 with three focus areas: Financial education and knowledge; an inclusive portfolio of products and services; and customer care. A key goal of the strategy is to help customers to become more financially resilient and support them with appropriate, fair and simple products and services. A new financial inclusion working group is responsible for coordinating our approach and enhancing collaboration across the bank.
Meeting our customers' changing needs
In response to changing customer behaviour we aim to simplify our bank and utilise technology to better meet our customers' needs; ensuring we do this in an inclusive way whether it's virtually or face to face.
Customers are changing the way they bank with us. Customer footfall continues to fall in our branches and branch transactions fell by 19% in 2019, 50% in 2020 and 17% in 2021. Digital transactions grew by around 20% in each of the years.

Responding to these trends, we carefully reviewed how we serve our customers through the branch network, including branch locations, how they are used, and alternative options for local banking. As a result, in 2021 we reduced our number of branches to 450.
Throughout we focused on minimising the impact on our customers. Most closing branches were less than three miles from another Santander UK branch, the furthest being five miles. All were within half a mile of at least two free-to-use ATMs and one mile from the nearest Post Office.
Support for affected customers included a dedicated phone line providing help and information, helping customers find alternative branches and supporting them to access digital, telephone and Post Office banking services.

Customer sustainability highlights
20% digital banking is growing at around 20% a year
Additional information on how we support our customers can be found in our ESG supplement, including:
–Financial inclusion
–Protecting customers from fraud
–Data privacy and cyber security
–Supporting vulnerable customers

6.6 million customers are registered for our digital services representing around half of our customers

208 female business leaders took part in our nine-month Women Business Leaders mentoring programme	1.9 million customers are registered for our financial decision-making tool, My Money Manager. The service has shared over 30 million personalised insights to help customer decision making
For more information see our ESG supplement
Potentially vulnerable customers were contacted by phone to provide one-to-one support.
More customers than ever are banking online and through their mobiles and we continue to enhance our digital offer. There are 6.6 million customers registered as digital users representing around half of our customers, and peak daily log-ons to our mobile app exceed six million.
More than 1.9 million customers are registered for My Money Manager, a feature on our mobile app that helps customers make better financial decisions. Through the service we have shared over 30 million personalised insights to help customers’ decision making.
We also launched an online tool for customers experiencing financial difficulty. This includes financial education, budget planning and managing debt. A chatbot function has helped more than 60,000 customers, and over 2,500 have been directed to speak with specialist advisers.
Supporting SMEs through economic recovery
Santander Breakthrough is our small and medium-sized business (SME) initiative providing tools and resources to help SMEs prosper. In 2021, we focused on supporting companies to re-focus their strategies post-pandemic, ongoing mentoring for women in business and helping under-represented businesses.

We delivered 33 virtual workshops to 547 SME business people covering a range of strategic topics such as sales, marketing, and reaching profitability. Through the sessions business owners were also offered one-to-one coaching support, delivered in partnership with ActionCOACH®.
The third edition of our Women Business Leaders’ mentoring programme supported 208 women in 2021. We continue to enhance the programme with peer-to-peer events, masterclasses and seminars. We remain signatories to the Investing in Women Code.
Supporting Women of Colour in Business is the first of our targeted programmes for under-represented businesses. In partnership with PRECIOUS, a digital resource for Women of Colour, we researched the barriers experienced by Women of Colour to accessing finance and business support. In response, we piloted a peer-to-peer mentoring programme and ran the first of our Financial Readiness programmes for this group.
Over the last year, Santander's International and Transactional Banking team also delivered more than 100 virtual events, supporting 800 businesses to access trade opportunities in 30 international markets.

Annual Report 2021	Santander UK Group Holdings plc 25

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

Shareholders
We aim to deliver a long-term, sustainable return for our shareholders while helping people and businesses prosper.
Part of a global bank
We are a subsidiary of Banco Santander SA and our ordinary shares are all held by Banco Santander group companies and are not listed. Our preference shares are listed on the London Stock Exchange and we also have other equity instruments in the form of AT1 securities.
Under the Banco Santander subsidiary model, Santander UK and other subsidiaries are responsible for their own liquidity, capital management and funding. This not only mitigates the risk of difficulties in one subsidiary affecting another, it allows local market knowledge and expertise to be used and provides considerable operational flexibility. In addition, UK ring-fencing rules introduced in 2019 further strengthened our independence and autonomy.
We benefit from the strong Santander brand along with the experience and expertise of a global banking group. Sharing resources and capacity for systems development and using common, Banco Santander-wide technology platforms and innovations create a significant competitive advantage. We are an important part of Banco Santander’s European division, which has a strategy to grow our business by better serving our customers, redefining how we interact with them and creating a simpler, more efficient common operating model.
We are part way through a multi-year transformation programme which began in 2019 to reshape the bank to support our customers better. By focusing on simplification, digitalisation and customer experience, we aim to further improve returns in the medium term.

Consistent shareholder returns
Our operations are consistently profitable and we have paid a dividend every year since 2008. Dividends are paid in line with our dividend policy following review and approval by the Santander UK Board. This ensures that our capital strength and resilience is maintained.
In 2021, we paid £1.3bn in dividends to our shareholder related to 2021 profit and a capital surplus assessment following the asset sales and transfers outlined in the Financial Overview. These sales and transfers resulted in a reduction of £6.0bn of customer loans and c£6bn reduction in RWAs.
The 2020 dividend payment followed the announcement from the PRA regarding the return to a normalised shareholder distributions framework, which had been temporarily imposed to ensure the resilience of UK banks during the Covid-19 crisis.
Investor engagement
Our Investor Relations team actively engages with institutional investors globally, working alongside our funding and capital teams for new issuances and building and maintaining relationships with fixed income investors and analysts.

Shareholders sustainability highlights

100% owned
Our ordinary shares are owned by our parent group, Banco Santander SA. Santander UK plc's preference shares are listed on the London Stock Exchange

£1.3bn
Interim ordinary share dividends related to 2021 profit and capital surplus assessment

For more, see the Financial Overview

We engaged with investors through personal meetings, virtual roadshows, conferences, annual & interim presentations, regulatory announcements and through our website.
During 2021, our discussions with investors included these key topics:
–Strength of our regulatory capital and liquidity
–Funding plans
–Impact of Covid-19 and Brexit
–Asset quality
–Progress of our transformation programme
–Impact of low interest rates
Sustainability is also becoming an increasing area of focus among investors. In response, we have significantly increased our focus and disclosure in recent years.
The Investor Relations team provides a link between investors and senior management, focusing on external messaging and communication. The Board receives updates from the Investor Relations team on the continuing engagement with investors.

Annual Report 2021	Santander UK Group Holdings plc 26

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

People
Our motivated workforce
is vital to ensuring commitment and success
in helping people and businesses prosper.
Culture
Our culture, The Santander Way, encompasses our purpose, values, behaviours and ways of working. Our values – Simple, Personal, Fair – reflect how we work. We are tremendously proud of, and grateful to, our people for how they have risen to the challenges of the pandemic while demonstrating our culture and values.
Our employee engagement survey reflects the strides we have made to strengthen our culture and values. Colleagues feel positive about how we do things: 88% feel we act responsibly and 86% agree we make a positive contribution to society. In December we launched ‘Your Say’, a continuous people listening approach. This always-on survey generates a real-time snapshot of employee experience and is key in our measurement of The Santander Way.
Inclusion and belonging
Our commitment is to be a truly inclusive organisation, one that reflects our customer base and communities. Our Everyday Inclusion strategy prioritises the themes of intersectionality, respect, balanced representation, leadership, advocacy, allyship, transparency and accountability. The strategy focuses on how we attract, recruit, develop and retain the most talented and diverse people. More details on our work and progress towards our goal of belonging can be found in our annual Pay Gap report found on our website.
Our eight people-led networks continue to play a valuable part in bringing lived experiences into our decision making. They cover gender, ethnicity, sexual orientation, disability, families and carers, social mobility, mental wellbeing, and veterans and reservists.
Key programmes for 2021 included launching our first Accelerating You: Black Talent Programme; supporting an LGBT+ refugee mentoring scheme where a minimum of 50 Santander UK colleagues will serve as mentors over the next three years; committing to being an endometriosis-
friendly employer; and over 600 colleagues accessing expert support for menopause.
Wellbeing
The wellbeing and safety of our colleagues has remained at the centre of our response to the pandemic. Our comprehensive approach is divided into mental, physical, social and financial wellbeing and our internal Wellbeing Hub provides information on wellbeing topics and support options. Our approach has been recognised as industry leading through the Great Places to Work Excellence in Wellbeing accreditation.
Mental health continues to be a focus and our strategy has won awards from Workplace Savings and Benefits and Working Families. We are signatories to the Mental Health at Work Commitment and our mental wellbeing people network has 2,400 active members and runs regular events to raise awareness and support mental health. We also provided training workshops to 285 managers helping them support their teams with challenges they may be facing and point them in the right direction of support.
Fair Pay & Transparency
We review our reward framework annually against the external market. We are proud to have been an accredited Real Living Wage employer since 2015. We assess salary reviews, and changes to reward policies, for any adverse impacts on a particular group. Salary ranges and Pay Progression arrangement are visible to all colleagues. We also published our ethnicity data in more detail this year. We embrace transparent

People sustainability highlights

Engaged employees
The results from our 2021 engagement survey gave us an employee engagement score of 73%, a positive trend up three points from 2019, but down four points from 2020. We're working hard to increase our score to create positive change going forward

Additional information on how we support our people can be found in our ESG supplement, including:
–Skills development
–Reward and Employee Recognition
–Working in partnership with our two recognised trade unions
–Award winning wellbeing programme

86% of our employees feel we create an environment where people from diverse backgrounds can succeed	5,000 Our Thrive: Mental Wellbeing app has been downloaded over 5,000 times, offering live chat with trained psychologists and a suite of wellbeing tools to all our people

For more information see our ESG supplement
reporting evidenced by our Pay Gap Report in which we voluntarily publish our ethnicity pay gap. In 2021, we took a further step with individual pay gaps for colleagues of Asian, Black, and other Minority Ethnic identities. In our Remuneration Implementation Report, we voluntarily disclose our CEO pay ratio.
Ways of working
With 71% of colleagues working from home during the pandemic, we have a unique opportunity to review our working practices. Our future ways of working project is reviewing the needs of our workforce.
We will test and learn how we can implement hybrid working (working both from home and the office) for flexibility, defined by a customer-first approach and listening to our people. We still see an important role for offices for collaboration and connecting with colleagues, a crucial part of defining and sustaining a good culture.
Our priorities going forward
Our cultural priorities in 2022 will continue to focus on being an inclusive and responsible organisation, growing the skills and capabilities needed for the future. We will also continue to embed the positive new ways of working that we have learned and adapted to in response to the pandemic. Our priority will be to engage our people on how it will enable great customer outcomes and continuously improve our culture.
Our Culture Action Group, a community of leaders that supports and oversees targeted initiatives, will continue to build momentum across the organisation as we continue our cultural transformation.

Annual Report 2021	Santander UK Group Holdings plc 27

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

Communities
We provide support to build better communities where customers and people can prosper.
Financial education
We know that financial education and knowledge provides an important benefit to communities across the UK. As part of our new Financial Inclusion strategy, we have several initiatives and partnerships focused on raising confidence with numbers and money matters, especially with young people. These are key skills supporting financial inclusion and over time we plan to expand our current initiatives to a wider audience including parents and older people. So far, we have delivered financial education resources to over 500,000 young people. For more on our approach and initiatives, please see our ESG Supplement.
Santander Foundation
In 2021, the Santander Foundation launched its Financial and Digital Empowerment Fund. The Fund supports charities that work to empower people with digital confidence, knowledge and skills, allowing them to make better, more informed decisions about money and to access financial services.
When people do not have access to financial services and tools, we know they pay more for goods and services and have less choice. The impacts of exclusion extend beyond the financial and can affect peoples’ education, employment, health, housing and overall wellbeing.
Lockdown living during Covid-19 highlighted the importance of digital and financial skills. Millions of people faced the challenge of carrying out basic transactions online. As products and services increasingly become digitalised these skills become ever more important.
In 2021, we approved grants to 21 UK registered charities and community interest companies from over 450 applications. The Santander Foundation will award £3m to these projects over the next three years. The Foundation continues to support a range of charities through our matched donations programme, approving 362 employee requests totalling £450,218.

Santander Universities
In 2021, we launched Union Black, a new programme to tackle racism in higher education. Over three years, the programme will offer a free online course to four million staff and students at universities in the UK. Developed in response to Universities UK's 'Tackling racial harassment in higher education' report, the course has been designed to inspire cultural change across the higher education sector.
In December 2021, we also launched a lifelong learning programme to support over 50,000 adults with pathways to help them return to work or education, or to start a business. In 2021, we worked with 86 university partners making donations of £9.2m and benefiting 10,225 students and graduates.
Focus on mental health
We work with the mental health charity, Mind, to provide our colleagues with practical tools and guidance that allow them to more confidently manage difficult conversations with customers, as well as manage the potential impact these conversations can have on their own wellbeing.

Communities sustainability highlights

751,720
people have been financially empowered since 2019. We have been able to reach this many people by working with partners such as Young Enterprise, Twinkl and National Numeracy to provide financial education and knowledge

Additional information on our approach to building better communities can be found in our ESG supplement, including:
–Financial inclusion
–Digital inclusion
–Becoming the UK’s best dementia-friendly bank

£3m Our new Santander Foundation Financial and Digital Empowerment Fund will provide £3m of support to projects promoting digital and financial inclusion over the next three years	4 million Union Black, our education programme to tackle racism in higher education, will offer e-training to four million university students and staff over three years

50,000 Our lifelong learning programme aims to support 50,000 people to return to work, education or start a business	£9.2m In 2021, we worked with 86 university partners making donations of £9.2m and benefiting 10,225 students and graduates
For more information see our ESG supplement
Digital inclusion for older people
We continued our partnership with Age UK in 2021 with phase two of GoDigital, our digital awareness and skills initiative for older people. The initiative reached a further 10,646 older people during the year through digital awareness events, adding to the 21,716 people reached in 2020. One-to-one support was provided to 883 older people (2020: 462) through a network of 41 digital champions.
Award-winning strategic partnership
For three years, we have been working together with Alzheimer's Society to become the UK's best dementia-friendly bank and have won five awards. Our Dementia Steering Group which aims to improve products and services through the lived experience and other experts, improved 16 Santander UK products and services. Internally, over 50% of colleagues have taken a Dementia Friendly e-learning module, increasing understanding of dementia and consequently supporting co-workers and customers affected by dementia. Employees have also raised over £2m since the start of our partnership. For more information please see our ESG supplement.

Annual Report 2021	Santander UK Group Holdings plc 28

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

Climate and ethics
We apply high environmental and ethical standards to our investments and operations.
Responsible lending
As part of the Banco Santander group, we comply with the Equator Principles as a way to factor social, ethical and environmental impacts into our risk analysis and decision making for financial transactions.
Our Reputational Risk and Environmental, Social and Climate Change (ESCC) Risk policies define how we create long-term value while managing those risks. Our policies cover Oil & Gas, Power Generation & Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for Coal-fired power plants (CFPP) projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
In line with Banco Santander's commitment, we will eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with over 10% revenue from thermal coal by 2030. We pay special attention to the ESCC risks of various activities and projects, including liquid natural gas facilities; deep-sea and ultra-deep-sea oilfields; nuclear power generation; solid and gaseous biomass; precious minerals and metals mining; and native tropical timber extraction.
We review all relationships and transactions with identified ESCC risks or reputational risks including human rights, to ensure they are within our risk appetite. Key decisions can be escalated to the Reputational Risk Forum and, if required, the Board.
Green finance
We changed how we track sustainable financing in 2021. A new internal guideline, the Banco Santander Sustainable Finance Classification System (SFCS) defines what investments can be considered green or social financing. Applying the SFCS we have identified the following as green financing: renewable energy and other green energy financing, mortgages on properties with A- or B- rated energy performance certificates and financing for green vehicles.

Climate and ethics sustainability highlights

2030 by 2030 we will eliminate all exposure to thermal coal mining
More information on our approach to the environment and upholding high ethical standards can be found in our ESG supplement, including:
–Tackling climate change
–Carbon neutrality in our operations
–Ethical supply chain
–Financing the green transition
–External collaborations and engagement

6,321 tCO2e in 2021, we emitted 6,321 tCO2e of greenhouse gas emissions, a 2% decrease on 2020. This equates to 0.35 tCO2e per employee	£3.97bn our new SFCS defines how we track green financing in the bank. In 2021, we provided finance for £3.97bn of projects and activities classified as green

For more see our TCFD section	For more see our ESG supplement

The SFCS uses harmonised definitions that provide consistency in tracking, reporting and managing sustainable finance at a Banco Santander level. The system was developed using best-in-class market frameworks, such as the EU Green Taxonomy, the ICMA Green/Social Bond Principles and LMA Green Loan Principles. More information can be found in the TCFD section of this Annual Report.
Anti-financial crime, anti-bribery and corruption
Our strategy seeks to deter, detect and disrupt financial crime. All colleagues receive mandatory fighting financial crime training, highlighting issues and risks across all types of financial crime. We also raise awareness through our anti-bribery and corruption day, which coincided with international anti-corruption day on 9 December. In 2021, we launched 36 enhanced training modules on financial crime topics, which were completed by 3,497 colleagues in high-risk roles.
We continue to enhance our processes for anti-bribery and corruption and preventing tax evasion, and have enhanced risk management measures for our relationships with third parties. Our mandatory minimum requirements ensure all business areas comply with all legal obligations and operate within Santander UK’s risk appetite.
We see sanctions legislation as absolute and have zero tolerance for non-compliance.

Updates to UK sanctions legislation, such as the UK Global Anti-Corruption Sanctions Regulations 2021, are swiftly incorporated into our compliance processes.
Streamlined Energy and Carbon Reporting
In 2021, we used 119,562,413 kWh of energy (2020: 123,152,495 kWh) and emitted 6,321 tCO2e of greenhouse gas emissions (market-based emissions) (2020: 6,452 tCO2e). This equates to 0.35 tCO2e per employee (2020: 0.31 tCO2e). The increase was due to a decreased workforce. We calculate our emissions using the UK government Department for Business, Energy and Industrial Strategy (BEIS) conversion factors. Our total Scope 1, 2 and 3 emissions were:

Scope 1 tC02e	6,074
Scope 2 tCO2e - Location-based	18,860
Scope 2 tCO2e - Market-based	0
Scope 3 tCO2e - business travel only	247

Excludes properties used by Santander Financial Services plc in Jersey and the Isle of Man.

More information can be found in our ESG Supplement.
Regarding energy efficiency improvements, in 2021 there were ongoing refurbishments at Triton Square with new LED lighting, FCU (fan coil unit) replacement, and HVAC upgrades. Uninterruptible Power Supply systems have been replaced at our Belfast and Bradford offices. Condensing boiler control strategies have also been updated following a range of boiler upgrades between 2019 and 2021.

Annual Report 2021	Santander UK Group Holdings plc 29

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Stakeholder voice in the boardroom
The Board and the board of Santander UK plc, the Ring-Fenced Bank (the RFB Board), (together the Boards) are committed to ensuring they take into account the likely impact of their decisions in the long-term, as well as the interests of our stakeholders. This is a joint report by the Boards aimed at describing how we have met these responsibilities during 2021, with a number of examples included to bring it to life.
The Boards have identified four key stakeholder groups whose interests and needs they regularly consider because they are key both to achieving Santander UK’s purpose of Helping People and Businesses Prosper and to delivering our strategic priority of becoming a Sustainable and Responsible Bank. These stakeholders are our customers, people, shareholders and communities. Although not a 'stakeholder' as such, we also spend time considering Santander UK's response to climate change.
We engage with our stakeholders in a variety of ways to understand their needs, priorities and concerns. Although Covid-19 limited our ability to meet face to face, in 2021 we continued engagement virtually and face to face when permitted to do so.
In 2021, we engaged with our customers through branch visits and by monitoring overall customer sentiment via our Net Promoter Score. We hope to be able to carry out more direct engagement in 2022 as restrictions continue to lift.
Our Senior Ring-Fencing Director, Annemarie Durbin, is also the Employee Designated Director for Santander UK plc. Annemarie hosted a number of online engagement events in 2021, providing opportunities for employees to hear her thoughts and, just as importantly, share their views on Santander UK, its strategy, operation, ethics, culture and many more topics. Annemarie reported her findings to the RFB Board and Responsible Banking Committee at the next formal meeting. All of our Directors are keen to hear directly from our people and they encourage senior management to bring members of their teams to Board and Committee meetings to provide a fresh perspective, development opportunities and for succession planning purposes. Non-Executive Directors are also invited to join function or business team meetings.
For example, William Vereker, the Board Chair, and Annemarie Durbin attended the COO Team Conference in November 2021 and Mark Lewis attended a Senior Leadership event in December 2021.
We engage closely with Banco Santander, our parent company, in all aspects of the operation of the business. We also have a full schedule of annual engagement activities with our debt investors.
In addition to its stakeholder engagement programme, papers submitted to the Boards and Board Committees are required to identify where and how stakeholders are impacted, and how their interests have been taken into account in relation to the matter under consideration. This provides valuable insight to enable informed decision making. In 2022, our Secretariat will provide additional training to management to ensure that there is a continuing focus on stakeholder interests when preparing Board papers.
The Boards recognise that our stakeholders’ interests are not always aligned, and sometimes we need to make difficult choices. However, we believe that our stakeholders’ interests are linked to a great extent and ensuring we deliver for one will often positively impact others’ interests. For example, providing excellent products and customer service:
–Ensures value for our customers because we are meeting or exceeding their needs.
–Drives value for our investors because Santander UK should be more profitable as a result.
–Ensures that the communities where we operate are getting the support they need from us.
–Provides job satisfaction for our people. It also provides financial reward because our people’s bonuses are linked to the delivery of good customer service.
–Meets the regulators’ requirements to treat customers fairly and protect their interests.
–Supports the environment where we are able to provide excellent environmentally friendly products which our customers need.
–Supports the long-term success of the Company.

Maintaining high standards of business conduct, and a reputation for such, is part of Santander UK's Responsible Banking approach and key to the continuing effective operation of our businesses. During 2021, the Board Responsible Banking Committees considered reports on reputation, brand and reputational risk as part of the Boards' oversight of this area.
We set out below some examples of how we have taken our stakeholders into account when making key strategic decisions, including how we have tried to take action to lessen any potential negative impacts on them. You can also read more about the Boards' Responsible Banking activities and stakeholder considerations in the Board Responsible Banking Committee (RBC) Chair’s Report in the Governance section. More information on Santander UK’s Responsible Banking activities can be found in the Sustainability section of the Strategic Report and in the ESG Supplement. Finally, in the Strategic Report you can read about Santander UK’s strategy, how we measure success and how we operate.
Transforming Santander UK to deliver long-term success for all our stakeholders
2021 was the third year of our multi-year plan to transform Santander UK for the benefit of all our stakeholders in the long-term. Our Transforming for Success Programme is aimed at making Santander UK a more simple, efficient and digitised business which will allow it to focus and deliver on its core purpose of Helping People and Businesses Prosper.
The Board has continued to oversee the delivery of the Transforming for Success Programme from two important perspectives:
1.To ensure the success of the programme in the long term.
2.To satisfy itself that the delivery of the programme is not unduly impacting our stakeholders and risking the destabilisation of the business.

Annual Report 2021	Santander UK Group Holdings plc 30

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Stakeholder voice in the boardroom continued
We recognise that transforming a business is a challenging time, with many competing priorities on our people. If not managed carefully, these competing priorities can put at risk the success of the programme or destabilise the continued delivery of high-quality service to our customers. Successful delivery of the transformation falls, to a great extent, on the heads of the same people who are responsible for the day-to-day running of the business. The Boards have therefore received at least quarterly updates on progress. During these reviews, we scrutinise delivery plans and seek to understand the stretch that our people are under and the impact on the business and its stakeholders, in order to safeguard the business for today and in the long term.
In Q1 2021 we encouraged management to re-assess the prioritisation of projects that sit within the Transforming for Success Programme as well as the hiring of new members of senior management and technical specialists to help spread the load. In response, management moved delivery deadlines of some projects back and successfully completed key new hires. This helped to ensure the safety of the business and the well-being of our people.
Adapting to new customer needs
Customers are at the centre of our business and are a key priority in any decision making by the Boards and management. As customers’ behaviours change, so we must adapt to ensure that we still meet their needs.
Given the change in recent years towards using digital options to manage personal money, a behaviour which has been accelerated by Covid-19, in 2020 we introduced a new approach whereby we used capacity available in branches to provide extra support to answer our customers’ online chat enquiries and voice calls.
In 2021, we expanded this initiative and made it permanent to provide a higher level of service and deliver more value through our branches. Even so, as footfall through our branch network has reduced by 60%, and is not expected to recover materially, after much deliberation the Board made the difficult decision to close 111 branches, leaving 450 branches open. At the forefront of our minds was the need to ensure that the consequences of these closures for our customers, people and communities was fully thought through and negative implications were minimised as far as possible.
In particular, it was vital for us to ensure that our vulnerable customers and isolated communities still have access to their cash and our support. As a result, we agreed that branches would only be considered for closure where there was another Santander UK branch within five miles, thereby protecting more rural locations. In fact, the majority of the closing branches were less than three miles from another Santander branch. All branches ear-marked for closure were within half a mile of at least two free-to-use ATMs and one mile of the nearest Post Office.
We also ensured that many branches that remained open were given more staff to cope with the extra demand caused by nearby closures and ensure that customers and communities were fully supported.
A further key concern was the impact of these closures on our much-valued branch colleagues. We were highly aware of the impact that job losses could have on the individuals and their communities and we supported management in their endeavours to find new positions for these colleagues where possible, with around 250 colleagues being transferred to new roles in nearby branches.

Protecting our customers
The RBCs spent significant time in 2021 considering the growing number of fraud cases, their impact on our customers and the steps we can take to help our customers avoid becoming victims of fraud, such as by providing education and reminders, prompts when making online transactions and monitoring for unusual activity.
There is a balance to meet between making transactions safe for our customers and providing a fast and convenient service and we have encouraged management to make sure that balance is appropriately met.
Supporting our vulnerable customers is of high importance to Santander UK and the Boards encouraged management to work proactively to identify our vulnerable customers and provide functionality to flag their accounts to ensure they are always supported appropriately by our people. For example, this may be helpful if the customer needs communications in Braille, would benefit from a financial support strategy or is at high risk of gambling-related harm.
We also urged management to consider avenues to allow customers' carers the ability to support their wards in managing their finances, for example by providing the option to give carers lasting Powers of Attorney.

Annual Report 2021	Santander UK Group Holdings plc 31

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Stakeholder voice in the boardroom continued
Our focus on people and culture
Having happy, healthy and motivated people working with us is integral to the ongoing success of the business.
The Boards and RBCs spent significant time in 2021 considering the best interests of our colleagues, including their happiness and well-being. As the UK began to ‘open up’ during the second quarter of 2021, we considered proposals on potential new ways of working for our people, recognising that few wish to return to the traditional five days in the office environment but that there are significant benefits to coming together to meet and work. We encouraged management to find a healthy balance for our businesses and our people. We also supported the need to ensure that any announcement confirming an expectation that our people would return to offices would be well-timed and well-thought through to ensure the safety and emotional well-being of our employees. As a result, employees were given over two-months’ notice of a return to the office on average two to three times a week.
Culture is a key driver to employee contentment, good conduct and strong productivity. In order to effectively oversee our culture, the RBCs introduced quarterly reporting covering a wide variety of cultural indicators, from employee survey results and customer satisfaction scores to conduct matters. The Boards also receive reports twice a year.
We have spent time considering what our culture is and how we should progress it to be right for the newly transformed Santander UK that we are creating. Supported by our Culture and Experience team, the RBCs held a deep dive in October 2021 to begin the process of bringing more clarity and simplicity to our culture.
A follow-up session was held during the November 2021 RBC meeting where we endorsed a new set of behaviours and confirmed support for management’s plans to launch and embed these, beginning in Q1 2022. You can read more about this in the RBC Chair's Report in the Governance Section of this Annual Report.

Responding to climate change
The reality of climate change, the risks and the opportunities for our businesses are recognised by the Boards and we are committed to ensuring Santander UK does its part to minimise its impact. Our view is that people and businesses need to apply a more proactive and creative approach to combating climate change issues. Therefore, in June 2021, when reviewing current climate-focused workstreams in progress in the business, the RBCs encouraged management to be resourceful and inventive in how we approach meeting our targets. The RBCs also encouraged management to ensure Santander UK’s participation in COP26 was meaningful and impactful.
In November 2021, the RBC received an update on COP26 and environmental targets agreed as a result. We discussed how these would impact our business, what our priorities should be, how we will deliver them and how we will measure progress. As a result, we have tasked management with identifying meaningful mid-term targets that will enable us to measure progress against our objectives. You can read more about our Climate Change objectives in the ESG Supplement to this Report.

Annual Report 2021	Santander UK Group Holdings plc 32

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Governance

Our governance	Contents
The UK Corporate Governance Code 2018 (the Code) sets out the framework for premium listed companies in the UK. Although the Company does not have premium listed shares on the London Stock Exchange, and does not need to comply with the Code, the Board has chosen to voluntarily adopt those principles of the Code that are considered appropriate for the Company.
This Governance section details how the Company has applied and complied with the principles and provisions of the Code. Any principles and provisions of the Code that are not complied with are detailed in the Directors' Report. The Board confirms that we complied with all of the provisions set out in the Code for the period under review, unless otherwise detailed in the Directors' Report.

	Governance	33
	Board of Directors	34
	Corporate Governance report	37
	Chair's report on corporate governance	37
	Board Nomination Committee Chair's report	41
	Board Risk Committee Chair's report	44
	Board Audit Committee Chair's report	49
	Board Responsible Banking Committee Chair's report	56
How our governance supports the delivery of our strategy	Directors' Remuneration report	59
All Directors are collectively responsible for the success of the Company. The Non-Executive Directors exercise objective judgement in respect of Board decisions, and scrutinise and challenge management. They also have various responsibilities concerning the integrity of financial information, internal controls and risk management.
The Board is responsible for setting our strategy and policies, overseeing risk and corporate governance, and monitoring progress towards meeting our objectives and annual plans. It is accountable to our shareholder for the proper conduct of the business and our long-term success, and seeks to represent the interests of all stakeholders.
	Board Remuneration Committee Chair's report	59
	Remuneration policy report	62
	Remuneration implementation report	65
	Board and committee membership and attendance	69
	Directors' report	70

Annual Report 2021	Santander UK Group Holdings plc 33

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board of Directors
1 William Vereker
Chair
Appointed 1 November 2020 (Chair) Previously Independent Non-Executive Director from 1 October 2020.
Skills and experience
William is an experienced and well-respected Banker, previously having served as Global Head of Investment Banking for UBS (2013 – 2018), and prior to that holding a number of leadership roles at Nomura, Lehman Brothers and Morgan Stanley. From 2018 to 2019 he served as the Prime Minister’s Business Envoy. He was a Vice Chairman at JP Morgan until October 2020. William has been a member of the Nomination Committee since 1 October 2020.
Other principal appointments
Chair of Santander UK plc*. Member of the UK Investment Council. Member and Special Advisor of Delancey Credit and Income Fund GP – Investment Committee. Chairman of Gonville & Caius Development Advisory Group.
Board Committee memberships
Board Nomination Committee
2 Lisa Fretwell
Independent Non-Executive Director
Appointed 1 January 2022
Skills and experience
Lisa has 25 years’ experience within the financial services, technology, retail, and manufacturing industries in both business and consulting roles. She holds a first-class honours degree in Chemical engineering from the University of Birmingham and an MBA from Cranfield Business School. She was awarded Business Leader of the Year by Women in Credit in 2020. Lisa joined Santander from Experian, where she was Managing Director of Experian UK’s Data Business from 2019 - 2021. Prior to this, Lisa held various senior roles at Cisco for over 10 years, including Vice President of Software and Operations and Managing Director of Consulting Services and Internet Business Solutions. Lisa also held roles at Capgemini and Procter & Gamble before joining Cisco.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*.
Board Committee memberships
Board Audit Committee
Board Risk Committee
Board Responsible Banking Committee
3 Ed Giera
Independent Non-Executive Director, Senior Independent Director
Ed was appointed Independent Non-Executive Director on 19 August 2015 and Senior Independent Non-Executive Director on 7 April 2021.
Skills and experience
Ed’s executive career was with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co. where he held positions as Global Head of Pension Advisory, Head of Capital Markets for the EMEA region, and other senior roles. Ed is currently a Partner and Manager of Boscobel Place Capital LLC, a private investment partnership focused on the global financial services sector, and Principal of EJ Giera LLC, providing corporate finance advisory and fiduciary services. Ed was formerly a Non-Executive Director at Pension Corporation Group Limited, a holding company for the Pension Insurance Corporation, where he chaired the Board Audit & Risk Committee. He has also served as a Non-Executive Director for ICBC Standard Bank plc; for the Renshaw Bay Real Estate Fund and Renshaw Bay Structured Finance Opportunity Fund, respectively; and for NovaTech LLC.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of Rothesay Life Plc.
Board Committee memberships
Board Audit Committee
Board Nomination Committee
Board Responsible Banking Committee
Board Risk Committee
Board Remuneration Committee

1
###
2

3

Annual Report 2021	Santander UK Group Holdings plc 34

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board of Directors continued

4 Chris Jones
Independent Non-Executive Director,
Whistleblowers' Champion
Appointed 30 March 2015
Skills and experience
Chris was a partner at PwC from 1989 to 2014 and was a Senior Audit Partner specialising in the audit of banks and other financial services companies. He also led PwC’s EMEA Financial Services practice. He is a past president of the Association of Corporate Treasurers and a former Chairman of the Advisory Board of the Association of Corporate Treasurers.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Audit and Risk Committee member of the Wellcome Trust. Independent Non-Executive Director of Legal & General Investment Management (Holdings) Limited.
Board Committee memberships
Board Audit Committee
Board Remuneration Committee
Board Responsible Banking Committee
Board Risk Committee
Whistleblowers' Champion
5 Antonio Simões
Banco Santander Nominated
Non-Executive Director
Appointed 30 April 2021
Skills and experience
Antonio is currently CEO of Spain and Head of Europe for Banco Santander. He joined the Banco Santander group in September 2020 as regional head of Europe with managerial responsibility and oversight of the bank’s businesses in Europe with reporting lines from the country heads of Spain, UK, Portugal and Poland. He joined Banco Santander group from HSBC where, for 13 years, he led a number of businesses, both in London and Hong Kong. Most recently he was CEO, Global Private Banking and before that Antonio was CEO for the UK and continental Europe. Before joining HSBC, he was a partner at McKinsey & Company in their London office and also at Goldman Sachs.
Other principal appointments
Non-Executive Director of Santander UK plc*. Trustee for the Prince’s Trust International. Director of PagoNxT SL (Spain)*.

6 Pamela Walkden
Banco Santander Nominated
Non-Executive Director
Appointed 1 October 2021
Skills and experience
Pamela has served in a number of senior management positions predominantly at Standard Chartered Bank, including as Group Head of Human Resources, Chief Risk Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of Corporate Affairs and Group Manager of Investor Relations.
In addition, she served as an independent member of the UK Prudential Regulation Authority (PRA) Regulatory Reform Panel and as a member of the European Banking Authority Stakeholder Group.
Other principal appointments
Non-Executive Director of Santander UK plc* since 1 October 2021. Independent Non-Executive Director and Chair of the Audit Committee in Banco Santander SA. Member of the Advisory Board at JD Haspel Limited.
Board Committee memberships
Board Risk Committee
Board Nomination Committee

4

5

6

* Part of the Banco Santander group.

Annual Report 2021	Santander UK Group Holdings plc 35

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board of Directors continued

7 Nathan Bostock
Executive Director,
Chief Executive Officer
Nathan was appointed Executive Director on 19 August 2014 and Chief Executive Officer on 29 September 2014
Skills and experience
Nathan joined Santander UK from The Royal Bank of Scotland plc (RBS), where he was an Executive Director and Group Finance Director. He previously held the post of Group Chief Risk Officer, having joined RBS in 2009. Nathan served on the Board of Abbey National plc (now Santander UK plc) as an Executive Director, from 2005 until 2009. He joined Abbey National plc in 2001, holding a number of senior positions including Chief Financial Officer and Executive Director of Finance, Markets and Human Resources.
Prior to joining RBS (now NatWest) he spent seven years with Chase Manhattan Bank, having previously qualified as a Chartered Accountant at Coopers & Lybrand (now PwC).
Other principal appointments
Chief Executive Officer of Santander UK plc*. Member of the Financial Services Trade and Investment Board.
8 Madhukar (Duke) Dayal
Executive Director,
Chief Financial Officer
Appointed 16 September 2019
Skills and experience
Duke has extensive financial services experience in a wide range of areas. Before joining Santander UK, he worked for Santander US* in Boston as CFO of Santander Holdings* (April 2016 – July 2019) and President and CEO of Santander Bank NA* (September 2017 – July 2019).
Prior to joining Santander, Duke was with BNP Paribas for six years, where he served as Chief Financial Officer for BNP Paribas USA Holdings, BancWest and Bank of the West in San Francisco. Before that he helped lead a private equity start-up for JP Morgan Chase & Co, Brysam Global Partners. Prior to that, he spent eight years with Citi in a variety of business and finance roles in New York, California, South Korea and Brussels.
Duke also served as a member of the Executive Committee on the Board of Trustees for the Institute of International Banking in New York, as a Board member of the Federal Home Loan Bank of Pittsburgh and is on the Board of Governors for Nottingham Trent University.
Other principal appointments
Chief Financial Officer of Santander UK plc*.
9 Mike Regnier
Incoming Executive Director,
Chief Executive Officer
Mike will stand for election as Executive Director and Chief Executive Officer at the Company's AGM on 1 April 2022.

Skills and experience
Mike will be joining Santander UK from Yorkshire Building Society (YBS), where he was a Board member since 2014 and Chief Executive since 2017. He previously held the posts of Chief Commercial Officer and Chief Customer Officer.
Mike began his career in strategic management consulting with a focus on Retail and Retail Financial Services. After management positions at Asda, he joined the banking sector and held a number of senior positions at Lloyds Banking Group, including Personal Current Accounts and Credit Cards Director, and Products and Marketing Director for TSB.
Mike has served as a Board Director of Visa UK, and Chairman of the merchant acquirer LTSB Cardnet. He was also Chair of the Building Societies Association from 2019 – 2021. Mike holds an MEng in Engineering, Economics & Management from Oxford, together with an MBA from INSEAD.

7

8

9

* Part of the Banco Santander group.

For full bios visit:
www.santander.co.uk/uk/about-santander

Annual Report 2021	Santander UK Group Holdings plc 36

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance
My report describes the roles, responsibilities and activities of the Board and its Committees.

“
The Board has been focused on succession planning and delivering on our transformation programme for the benefit of our customers.

William Vereker Chair 1 March 2022
Board activities Read more on p40
Committee membership and attendance Read more on p69
Our governance
Maintaining high standards of corporate governance are an essential element to ensure the long-term sustainable success of the Company.
In addition to the UK Corporate Governance Code 2018 (the Code) (the standard against which we measure ourselves), we also have internal governance practices and rules which are set out in a number of our key documents, principally:
–The UK Group Framework, which defines clearly our responsibilities and relationship with Banco Santander SA, our shareholder, taking account of our fiduciary and regulatory responsibilities. This gives us the autonomy to discharge our responsibilities in the UK in line with best practice as an independent board while giving Banco Santander SA the oversight it needs. Clarity of roles and responsibilities is key to ensuring proper accountability for decisions and outcomes.
–The Corporate Governance Framework, which is designed to assist the Board of Directors in discharging their responsibilities and ensuring an appropriate scheme of delegation throughout the Santander UK group.
The Board’s schedule and activities are planned to make sure that Directors have regard to the matters necessary to promote the success of the Company, including the broader implications of their decisions for all the Company’s stakeholders including its shareholder. Our statement of compliance with the Code can be found in the Directors' report.
Ring-fencing governance
The substantive business of the Santander UK group is conducted by Santander UK plc, our principal ring-fenced bank (RFB). Ring-fenced banks operate within governance rules defined and overseen by the PRA who have granted Santander UK plc certain ring-fencing governance rule modifications, subject to various safeguards. This allows for certain overlaps of the Board and senior management of Santander UK Group Holdings plc and Santander UK plc, recognising our ownership structure and chosen ring-fencing business model.
The key ring-fencing safeguards include:
–The requirement to have at least three ring-fenced bank Independent Non-Executive Directors (INEDs), of whom none are employees or directors of any other member of the ring-fenced bank's group other than a ring-fenced affiliate (referred to as Double INEDs (DINEDs)); and one of whom is designated senior ring-fencing director (SRD) responsible for making sure that processes to identify and manage any conflicts of interest between the RFB and other members of the RFB's group are operating effectively.
–The DINEDs and SRD have certain veto rights designed to protect the interests of the RFB.
–The requirement for an approved person who is part of the RFB risk management function and who is not a director of, employed by, or has any responsibilities for any other member of the RFB group other than a ring-fenced affiliate (RFB Risk Officer). The RFB Risk Officer has certain specific responsibilities in relation to identifying conflict matters.
–the Board and Committees of the two companies continue to be run substantially simultaneously to ensure efficiency and effectiveness whilst guaranteeing the independence and autonomy of RFB are appropriately protected. Under PRA rule modifications, the RFB Board and Board Committees must hold separate meetings at least twice a year to consider matters specific to the ring-fenced bank. The separate Board and Board Committee meetings of the RFB took place in July and December 2021.

At 31 December 2021, the four DINEDs of Santander UK plc were Garrett Curran, Annemarie Durbin, Mark Lewis and Nicky Morgan. In addition, Annemarie Durbin acts as the SRD of Santander UK plc.

Annual Report 2021	Santander UK Group Holdings plc 37

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Santander UK Group Holdings plc Board				Key

William Vereker (Chair and Chair of NomCo)	Ed Giera (Chair of BRC and BRBC)	Chris Jones (Chair of BAC and RemCo)	Lisa Fretwell
HoldCo/RFB INED

Group NED

RFB Only INED

ED
Antonio Simoes (Regional Head of Europe)	Pamela Walkden (Group NED)	Nathan Bostock (CEO)	Duke Dayal (CFO)

Santander UK plc Board

William Vereker (Chair and Chair of NomCo)	Ed Giera (Chair of BRC)	Chris Jones (Chair of BAC)	Lisa Fretwell	Annemarie Durbin (SRD and Chair of RemCo)	Mark Lewis	Nicky Morgan (Chair of RBC)
Antonio Simoes (Regional Head of Europe)	Pamela Walkden (Group NED)	Dirk Marzluf (Group Head of Technology & Operations)	Nathan Bostock (CEO)	Duke Dayal (CFO)

In addition, the Board Committees of the RFB must comprise at least one DINED member (or two DINED members for the Board Audit Committee and the Board Risk Committee). Santander UK Group Holdings plc continues to benefit from the knowledge, skills and experience of the DINEDs, where appropriate, in the simultaneous Board and Committee meetings of both companies.
Board membership
At 31 December 2021, the Board of Santander UK Group Holdings plc consisted of the Chair (independent on appointment), two INEDs, two Group appointed Non-Executive Directors (GNEDs) and two Executive Directors (EDs). The Santander UK plc Board, at 31 December 2021, consisted of the Chair, six INEDs, two EDs and three GNEDs.The Board composition of Santander UK Group Holdings plc and Santander UK plc as at the date of publication is shown above. The Board composition does not comply with the Code because our shareholder requires a maximum of 50% of the Board, including the Chair, to be independent.
Through the Board Nomination Committee, we make sure we have the right mix of individuals on the Board, giving an appropriate balance of knowledge, skills, experience and perspectives. Our aim of ensuring orderly succession for Board positions is supported by continuous and proactive processes. We take into account our strategic priorities and the main trends and factors affecting the sustainability and success of the business. We oversee and regularly review the development of a diverse pipeline for succession
Changes to Board membership are set out in the Directors' report. During the year, Antonio Simoes and Pamela Walkden joined the Board as NEDs. In addition, we appointed Mike Regnier as CEO and Lisa Fretwell as an INED with these appointments taking effect in early 2022. All these appointees have valuable skills and experience of financial services, digital, strategy, development and execution and transformation. On behalf of the Board, I would like to thank Ana Botin and Bruce Carnegie-Brown who stepped down during 2021 for their invaluable service to the Board and the Company.
All aspects of diversity form part of our Board succession planning process. In 2021 we set an aspirational target of having a minimum 33% and overall aim of 50% female representation on the Board by 2030 and at least one member from an ethnic minority by 2022. The Board of Santander UK plc is significantly larger than the board of Santander UK Group Holdings plc, reflective of the size of the business of the Company. Consequently, a small change in the size of the composition of the board of Santander UK Group Holdings plc, has a greater impact on the diversity of that Board. As a result, the gender diversity target has not been achieved (14% at 31 December 2021) although we remain committed to our aspirational target..

Director inductions and training
The Company Secretary supports the Chair in designing individual inductions for NEDs, which include site visits and cover topics like strategy, balance sheet and capital, key risks and current issues including the legal and regulatory landscape. The delivery of our tailored NED induction programme for our new appointments continued through 2021, appropriately adapted in light of the pandemic to include a number of virtual site visits and interactions.
Lisa Fretwell, Antonio Simoes and Pamela Walkden are benefiting from tailored induction programmes phased over a period of 12 months, which includes meeting with senior management, mentoring and site visits to branches, where appropriate and in a Covid-19 safe way.
Throughout 2021, we continued to deliver workshops for the Board to further develop their knowledge and understanding of key business issues including financial crime (including back book remediation), strategy, recovery and resolution, climate change, operational resilience, culture, responsible banking and mortgages.

Annual Report 2021	Santander UK Group Holdings plc 38

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

*Board and Committee meetings held concurrently with Santander UK plc.
Views of the workforce at the Board
As the overwhelming majority of colleagues in the Santander UK group are employed in the UK by Santander UK plc, the Board have not appointed a NED to represent the views of the workforce. However, the Board receives regular updates on the culture of the business and views of employees from engagement surveys feedback. These give the Board an understanding of the workforce and provide meaningful dialogue at Board meetings on workforce matters.
Board Committees
The Board delegates certain responsibilities to Board Committees to help discharge its duties, as detailed in each of the individual Committee Chair's reports. The Committees play an essential role in supporting the Board, giving focused oversight of key areas and aspects of the business. The role and responsibilities of the Board and Board Committees are set out in formal Terms of Reference. These are reviewed at least annually as part of the Corporate Governance Framework review.
Except for the Board Nomination and Board Risk Committees which have one GNED, all Committees are composed of INEDs only.
The reduction in Board membership arising from implementation of ring-fencing requirements has resulted in the Board Audit Committee, Board Remuneration Committee and Board Responsible Banking Committee comprising two INEDs each during 2021.
Having assessed this in light of the Code recommendations, and as the substantive business of the Santander UK group is conducted by Santander UK plc, we are satisfied that the Committees will continue to be able to discharge their duties professionally, effectively and efficiently particularly as the Chairs of the Santander UK Group Holdings plc Board Audit Committee, Board Nomination Committee and Board Risk Committee are also chairs of the Santander UK plc Committees.
As the Santander UK Group Holdings plc and Santander UK plc Committees run substantively simultaneously, they also continue to have the opportunity to benefit from the broader INED group’s skills and experience. However, with effect from 1 January 2022, the Board Audit Committee and the Board Responsible Banking Committee have three members, following the appointment of Lisa Fretwell.
Board activities
The Chair, with the CEO and Company Secretary, supported by the Directors and senior management, make sure that the Board has an appropriate schedule. This is focused on the opportunities to drive growth and profitability of the business, transformation to support the future success of the business, business performance and risk management, customer experience and outcomes. It includes the Company's digital strategy, ensuring the Company is run in a responsible and sustainable way in the interests of its stakeholders, and ensuring that the Company’s culture is aligned with its purpose, values and strategy.
The Board ensures regular contact with management and colleagues through a number of means. These include inviting relevant business and function heads to present to the Board or its Committees on latest developments; permitting observers as part of individual senior managers’ development plans; scheduling regular meetings for Committee Chairs to meet with relevant senior managers; site visits by one or more NEDs, and topical or technical workshops. Senior leaders are also available to the NEDs for advice and support throughout the year.

The Board regularly monitors progress against the strategic priorities and performance targets of the business, and during 2021, once again held a separate Board Strategy day as its processes returned to more normal ways of working. Presentations at this meeting included a review of the overall strategy, progress against the 3-year business plan set in 2019 (covering 2020 – 2023), economic outlook, scenario analysis and potential financial impact. Having reviewed the strategic context, the Board discussed opportunities for growth (organic and inorganic) across each business division with a focus on initiatives to enhance customer experience and outcomes. Each opportunity was assessed having regard to its incremental contribution to profit relative to capital and resource needs and inherent risks. The Board remained focused on the execution of strategy and responding to the challenges the business faced due to Covid-19, working closely with the government on the implementation of their support programmes.
From June 2021, Board meetings were held as hybrid meetings with an increasing number of directors physically present. The Board received deep dives on a number of areas complemented with external speaker workshops to consider important topics in depth and engage with key stakeholders.
To ensure the most effective use of the time at Board meetings, in addition to the delegation of certain responsibilities to the Board Committees, the Chair holds informal discussions with Board members. The INEDs also met on several occasions without management and once without the Chair to assess his performance.
Further details of the Board activities in 2021 are set out on the following page.

Annual Report 2021	Santander UK Group Holdings plc 39

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Summary of Board activities in 2021
The Board aims to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole. Activities in 2021 included:

Theme	Action taken by the Board and outcomes
Strategy including One Europe and Banco Santander
–Following on from the Board Strategy Day, considered and challenged management’s proposals to drive growth in our Retail Banking business and progress our digital journey.
–Reviewed our customer segment strategy, experience and sentiment, including a deep dive on our Net Promoter Score (NPS) including key driver analysis, interrelationship between variables and initiatives to improve the NPS trend.
–Revalidated the Corporate & Commercial Banking Business Strategy and opportunities for growth following the transfer of the Corporate & Investment Banking business to the Banco Santander London Branch.
–Reviewed and challenged our marketing and brand strategy with a view to developing a coherent brand narrative aligned with our ambition to be a ‘digital bank with a human touch’.
–Considered specific M&A market opportunities to accelerate growth.
–Progressed implementation of the One Europe operating model to drive synergies and collaboration across Europe including establishing centres of excellence for Financial Crime and Payments.
–Reviewed initiatives to leverage resources and capability across the Europe region and the Banco Santander group, including a common payments platform, banking application (OneApp) and global cards business.

Business, Customer and Transformation
–Reviewed, challenged and approved the 3-year business plan (2022-2024) and the annual Budget, including cost efficiencies and associated risk assessments.
–Reviewed, challenged and remained apprised of the performance of the business divisions and functions, strategic business opportunities, developments with customer experience and the Company's transformation programme.
–Received regular updates on progress to reduce operating expenses in line with the One Europe cost reduction ambition
–Received regular updates on the competitive landscape, the UK economy and banking sector including changes resulting from Government initiatives, regulatory change requirements or in response to Covid-19.
–Considered Financial Crime, including approval of risk appetite and oversight of programmes to accelerate controls enhancement and regulatory engagement, as well as back book remediation.
–Received regular updates on IT infrastructure and systems including remediation activity to mitigate the risk of IT network outages following the May 2021 outage incident, as well as the duplicate payments issue in December 2021.
–Reviewed and approved the response to implementing the High Cost of Credit Review and changes to current accounts.

Regulation, Balance Sheet and Capital
–Reviewed, challenged and approved the ICAAP, ILAAP, adequacy and effectiveness of stress-testing and capital management, AT1 Payments and ordinary and preference share dividend payments in line with PRA guidance.
–Considered and approved a mortgage RWA optimisation transaction.
–Submitted to the Bank of England results to the annual cyclical and solvency stress test submissions.
–Submitted a self-assessment of resolvability to the PRA in line with the BoE Resolvability Assessment Framework.
–Received regular updates on capital planning.
–Considered asset and liability management activities and was apprised of regulatory developments.

Risk and control
–Received regular enterprise-wide risk updates from the CRO, together with updates on specific risks, such as third-party outsourcing, IT, data management, financial crime, fraud, climate change and inflation. The Board closely monitored overall operational risk given the ongoing execution of the extensive transformation agenda.
–Approved/adopted changes to the Risk Framework as part of the annual review, including the introduction of a new minimum standard to ensure each business area and risk type considers risks posed by climate change.
–Received annual reports on whistleblowing and cyber security, considering the effectiveness of such arrangements.
–Reviewed and began refining of the Operational Resilience programme to comply with PRA and FCA final rules.
–Approved the submission to the BoE results from the Biennial Exploratory Scenario Stress Test for Climate Change.

People and Culture
–Received updates on issues including talent management & succession planning, gender pay, and diversity & inclusion.
–Received updates on culture, considering our long-term strategic direction and cultural priorities following employee feedback and assessment findings from the Banking Standards Board.
–Considered succession planning across all key control and support functions.
–Reviewed the model for our future ways of working.
–A number of Board members also participated in a workshop delivered to the Board Responsible Banking Committee to define our culture ambition and strategy with a view to simplify and streamline culture priorities, our values and behaviours and enhance its relevance for our people.

Governance and Responsible Banking
–Approved the appointment of new NEDs and the Company Secretary.
–Reviewed, challenged and approved the Annual Report.
–Received regular verbal updates of Board Committee activity from their respective Committee Chairs.
–Approved a revised Banco Santander Subsidiary Governance Model for subsidiaries, and certain Corporate Frameworks.
–Approved policies including a new Board level Conflicts of Interest Policy, Board Diversity & Inclusion Policy, Policy for the Suitability, Selection and Succession of Board members and Policy on Regulatory Documents on the recommendation of the Board Nomination Committee.
–A number of Board members also participated in a workshop delivered to the Board Responsible Banking Committee to define what responsible banking means to the Company; our areas of focus; and set targets to measure our progress.

Annual Report 2021	Santander UK Group Holdings plc 40

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Nomination Committee Chair’s report

The Committee ensures that the Board's balance of skills, knowledge, experience and diversity, coupled with succession plans and governance frameworks, promote the Company's success.

“
It is critical the composition of the Board aligns with our longer-term strategy and the changing needs of the business.

William Vereker Chair 1 March 2022
Committee membership and attendance
Read more on p69
On behalf of the Committee, I am pleased to present the Board Nomination Committee report. I would like to thank the Committee members and management for their support during the year, which has been a busy one with particular focus on Board and senior management succession activities.
Role and responsibility
The primary responsibilities of the Committee include:
–Reviewing the Board’s structure, size and composition, including Directors' skills, knowledge, experience and diversity.
–Considering succession planning for Directors and senior management.
–Identifying and nominating candidates to fill Board vacancies as they arise.
–Assessing its own performance and overseeing the performance evaluation process for the Board and its Committees.
–Considering the annual reappointment of NEDs having regard to their performance and ability to contribute to the Board.
–Overseeing the induction of new Directors and ongoing training and development needs for the Board and individual Directors.
–Overseeing the adequacy of the governance arrangements we have in place.
Overview of the year
During 2021, the focus of the Committee’s work was to:
–Lead the process for identifying and recommending to the Board new ED and NED appointments.
–Oversee the strengthening of the senior management succession pipeline.
–Review the collective skills, knowledge and experience of the Board, taking into account the independence and diversity of the Board as a whole to inform our succession plans.

–Review Board Committee membership and recommend any changes we believed were necessary.
–Consider arrangements relating to Directors including their potential conflicts of interest, time commitment, terms of appointment and that these remain appropriate.
–Oversee our governance arrangements in particular on ring-fencing rule safeguards and the policies and frameworks that support our internal governance systems.
Summary of 2021 outcomes
Succession planning
While the Board retains responsibility for and approves final decisions on these matters, the Committee leads a formal, rigorous and transparent process for the identification, nomination and recommendation of candidates for appointments to the Board and senior management.
Part of the process is ensuring that there are succession plans in place for both Board and key management positions encompassing internal and external candidates and that there is a skills, experiences and diversity matrix which maps each individual Director's attributes against those which are most relevant for the Board, taking into account the future strategic direction of the Company and its needs. As well as tracking the Board's strengths, this matrix is also used to identify any gaps in its desired collective skills profile.
While appointments are based on the merit of the individual candidates and objective criteria they also aim to promote diversity, in its broadest sense, to complement and strengthen the overall Board and its Committees' skills, knowledge and experience. Any appointment also takes account of all legal and regulatory requirements.

Annual Report 2021	Santander UK Group Holdings plc 41

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Nomination Committee Chair’s report continued
During 2021 a significant proportion of the Committee's time was devoted to identifying a successor for Nathan Bostock, our current CEO, who will leave in Q2 2022 to take up a position with Banco Santander SA.
Firstly, the Committee agreed the personal attributes, including cultural fit, and ability to lead and manage change which were desirable for the role together with the skills and experience which were needed. Hedley May (an external search consultant with whom the Company and individual Directors have no other relationship) were engaged to assist with the search and selection process.
This process included assessing several credible candidates within the broader Banco Santander group. External candidates with significant experience of retail banking, strong leadership qualities, an excellent track record of delivering change and transformation projects and credibility with regulators and internal and external stakeholders were then identified.
The Committee directed the selection process, overseen by me. Hedley May created a database of potential candidates in line with our Board's Diversity and Inclusion Policy. A longlist of those felt to be most suitable for consideration was prepared and considered by the Committee as a whole, before a shortlist was drawn up, comprising both internal and external candidates who were then interviewed by a number of the Committee and Board members, together with members of Banco Santander SA management and Board.
Two final candidates were then shortlisted and evaluated by an external firm to assess their strengths and areas for development before a decision was made to recommend Mike Regnier as the preferred candidate to the Board for appointment. His appointment was announced on 29 November 2021 and will take effect in April 2022. Other ED changes in the year saw Susan Allen and Tony Prestedge leave Santander UK plc.
During 2021, Antonio Simoes and Pamela Walkden were nominated by Banco Santander SA to join our Board as GNEDs replacing Ana Botin and Bruce Carnegie-Brown, respectively. Genevieve Shore and Garrett Curran both retired as INEDs with Nicky Morgan and Lisa Fretwell joining us (Lisa's appointment took effect in January 2022).
For the INED recruitments, Spencer Stuart (with whom the Company and individual Directors have no other relationship) assisted with the two processes which resulted in the appointment of Nicky Morgan and Lisa Fretwell. As with the CEO search, we identified the personal attributes, skills and experience we were looking to recruit, briefing these to Spencer Stuart who identified an ethnically and gender diverse longlist of potential INEDs.
Suitable candidates were then shortlisted and interviewed by Committee members and the CEO prior to assessment by the Committee as a whole. The Board considered and accepted the Committee's recommendations on appointment in each case.
In addition to Board level appointments, the Committee also oversaw and approved where necessary changes to the Executive Committee and other management key position holders. On the Executive Committee, Elaine Thomas, our Chief HR Officer and Manroop Khela, Head of Specialist Business Units left us during the year with Manroop moving to a Banco Santander SA role. Tracie Pearce (Chief Customer Officer, Homes) and Marc Hauert (Chief Strategy Officer) joined us (Marc joining from Banco Santander SA). The Committee also approved the appointment of Enrique Alvarez as Head of Everyday Banking and Chief Human Resources Officer (previously Director of Strategy and Corporate Development) and the Committee also recommended to the Board the appointment of a new Company Secretary and a new Chief Digital Officer.
On behalf of the Board, I would like to welcome all those who have joined us during the year and thank those who have left us for their contributions.
In 2021, the Committee also reviewed the executive management skill sets and expertise needed in light of the strategic direction of the Company and the challenges and opportunities facing it. Where potential successors for senior management positions have been identified internally, these individuals will be approached to assess their interest in the relevant role and assist them with their development to ensure that they are as ready as possible if and when a vacancy arises. The aim as always is to ensure a diverse leadership pipeline and strong senior leadership team with opportunities for individuals already in the Banco Santander group to be promoted to increasingly senior roles.

Other areas of 2021 focus
Diversity, inclusion and engagement with stakeholders
We believe that our success is integrally linked to the diverse composition of our people and the promotion of an inclusive culture. We recognise that a diverse and inclusive Board should result in a broad strategic perspective.
Therefore, we strive to maintain a Board in which a diverse range of skills, knowledge and experience are combined in an environment which values the input of every Director and due regard will be given to this when identifying and selecting candidates for Board appointments. We want a Board that reflects diversity in its broadest sense to embrace different perspectives and dynamics such as gender, race, age, disability, sexual orientation and socio-economic background. We believe that such an environment is vital in ensuring we achieve our goals as a business.
As set out in my report on Corporate Governance, in 2021 we set an aspirational target of having a minimum of 33% and overall aim of 50% female representation on the Board by 2030 and at least one member from an ethnic minority by 2022. One of our Directors is from an ethnic minority, and I am pleased to say with the arrival of Lisa Fretwell on 1 January 2022 four of our twelve Directors on the Board of Santander UK plc are now female.
The Board of Santander UK Group Holdings plc is significantly smaller than the Board of Santander UK plc, reflecting its role as a holding company and that Board has only eight Directors, two of whom are female, following the arrival of Lisa Fretwell. We will continue to make sure that gender and all aspects of diversity remain front of mind in our succession planning for both Boards.
Our commitment to the HM Treasury Women in Finance Charter continues with the aim to create gender balance by setting a target of 50% (+/-10%) women in senior roles (excluding Board members). At 31 December 2021, 27% of Executive Committee members were female and 26% of Executive Committee members' direct reports were female. At 31 December 2021, our senior manager female population (mid to senior manager roles) was 32%.

Annual Report 2021	Santander UK Group Holdings plc 42

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Nomination Committee Chair’s report continued
We saw a slight increase in representation of women in senior roles during 2021, although this was at a slower rate than we had targeted, reflective of both internal and external factors. Due to this, we took the decision to extend our target to achieve 50% (+/-10%) women in senior leadership roles to 2025.
In February 2019, the Board confirmed our ambition to increase representation of Asian, Black and other Minority Ethnic colleagues in senior roles (excluding Board members) to 14% (+/-2%) by 2025. Our representation increased during 2021, broadly in line with our internal growth target and is on track to achieve this ambition.
We voluntarily published our ethnicity pay gap for the second year and published for the first time separate pay gaps for Asian, Black and other Minority Ethnic identities as part of our commitment to equality, transparency and accountability.
In 2020, we also set a target to double our Black senior leadership representation by 2023 as part of our Black Inclusion Plan. Our Accelerating You: Black Talent Programme is helping provide more opportunities and development for our talented Black colleagues as we aim to achieve this goal. Our first cohort of colleagues graduated in December 2021 and we will again run this programme in 2022.
We continue to work towards race equality at work through our actions plans in place and commitments including being a signatory to the Race at Work Charter and the 'If Not Now, When' campaign where we commit to taking key long term, sustainable actions on Black inclusion. We also pledged to report on the progress of our Black Inclusion Plan within an annual report which can be found in our 2021 Diversity Pay Gap report.
Annual review of Director interests, fees and conflicts of interest
In 2021, the Committee continued to review the time commitment and Directors’ potential conflicts of interest to ensure that any such conflicts are managed appropriately and in compliance with CRD IV and ring-fencing requirements. External appointments must be agreed with the Chairman and disclosed to the Board, before appointment, with an indication of time involved. No significant external appointments were undertaken by any Directors. The Company’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts.
The Board confirms that such powers have operated effectively and that a formal system for Directors to declare their interests and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Company Secretary.
The level of fees paid to INEDs for Board and Board Committee chair and membership remained unchanged in 2021. Further details are set out in the Remuneration Implementation Report.
Priorities for 2022
Once Mike Regnier's appointment was confirmed, work started on supporting his transition into role which will start on 1 March 2022 and this is a key focus for the year. We will also continue to work on talent and succession planning, both executive and senior management as well as Board succession, ensuring we have a strong pipeline for senior management and Board positions, as well as focusing on NEDs’ continuing development. We will place particular focus on the integration and orderly transition of new Board and senior management members, ensuring that Board and senior management dynamics remain appropriate, and on ensuring that the recommendations of the external evaluation of the Board and Board Committees are implemented.
Governance
Committee membership
The members of the Committee in 2021 were myself (Chair), Ed Giera and Pamela Walkden (who replaced Bruce Carnegie-Brown, the GNED on the Committee on 1 October 2021). Details of Committee members, including their skills and experience, are shown in the Board of Directors section.
The RFB Committee is required to have one DINED in its membership. In addition to those members detailed above, Annemarie Durbin is a member of the RFB Committee.
I believe that the Committee retains an appropriate balance of skills and expertise to carry out its role effectively.
I would like to thank Bruce Carnegie-Brown for his service on behalf of the Committee and welcome Pamela Walkden to the Committee.
Board effectiveness
As explained in last year’s report, the external evaluation of the Board was delayed by a year to 2021. This was to allow new Board members such as myself to transition and for new Board processes to be established and tested, giving more meaningful observations for the ongoing operational effectiveness of the Board and its Committees. The evaluation was facilitated by Boardroom Review Limited (BRL) who have no other connection to Santander or any individual Directors, and commenced in October 2021.
Dr Tracy Long of BRL both interviewed and attended each of the Board and Board Committee meetings to inform her report. The results were shared with me and each Committee Chair and then considered by the Board as a whole at its meeting in January 2022. The review concluded that while the Board and its Committees were operating effectively, there were a number of areas in which performance could be improved. The report categorised these areas as (i) Board Leadership and Governance; (ii) the work of the Board: Strategy; and (iii) the work of the Board: Risk, Control and People.
In each of these areas, there were several challenges for the Board and recommendations as to the factors to consider. A number of the challenges and recommendations applied to one or more of the Board's Committees as well as the Board itself and it was therefore felt appropriate to agree the challenges and actions to address them at the Board.
In addition, during the year, I conducted individual Directors’ assessments and the Senior Independent Director undertook his twice-yearly assessment of my performance.
Effectiveness of the Committee
The Committee's performance was assessed as part of the Board's external evaluation process during the year. As noted above, the results of the evaluation were considered by the Board as a whole and an action plan for the Committee will be agreed at a forthcoming meeting. We will report on the actions identified and progress against them in next year's Annual Report.
Terms of Reference
The Terms of Reference are regularly reviewed by the Committee to make sure they continue to be appropriate. The Committee's Terms of Reference are available at www.aboutsantander.co.uk.

Annual Report 2021	Santander UK Group Holdings plc 43

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report

The Committee supports the Board in ensuring that the business operates within agreed Risk Appetite while reviewing the capability to identify and manage new and emerging risks.

“
The Committee monitored the impacts on operational risk and key controls associated with management’s execution of the high volume of significant transformation and remediation programmes.

Ed Giera Board Risk Committee Chair 1 March 2022
Committee membership and attendance
Read more on p69
I am pleased to present the Board Risk Committee Report for the year ended 31 December 2021.
Role and Responsibility
Advise the Board on the enterprise wide risk profile, Risk Appetite and strategy:
–Review the enterprise wide risk profile through business updates from the First Line of Defence and regular reports and updates on each key risk type from the Second Line of Defence.
–Provide advice, oversight and challenge to embed and maintain a supportive risk culture.
–Review the Risk Framework and recommend it to the Board for approval.
–Review and approve the key risk type and risk activity frameworks identified in the Risk Framework.
–Review the capability to identify and manage new risks and risk types.
– Consider and review all risks and issues escalated by the Chief Risk Officer, and their associated action plans.
–Oversee and challenge the day-to-day risk management actions and oversight arrangements and adherence to risk frameworks and policies.
Overview of the year
During 2021, we continued to monitor and manage our performance in relation to the risks to which we are exposed, as well as the evolving risks posed by the Covid-19 pandemic.

Throughout the year, the Committee focused on a wide range of current and emerging risks to our customers and business. These included:
–Operational risks, and in particular, our challenging change agenda and the impact on our people and third party suppliers.
–Building and maintaining capital and liquidity strength.
–Heightened conduct & regulatory risk, due to the impact of the Covid-19 pandemic.
–Technology & operations risks, including data management and the resilience of IT systems to rising cyber threats.
–Key developments with respect to management of the risks associated with climate change and the transition to a low carbon economy.
–Strategic & business risks, in particular risks to the delivery of our transformation programme.
–Conduct and market risks related to GBP LIBOR cessation.
The Committee maintains a holistic view of enterprise wide risks and, to help achieve this, there is appropriate cross-membership between this Committee and both the Board Responsible Banking Committee and the Board Audit Committee.
The Committee assumed financial crime oversight from the Board Responsible Banking Committee in the second half of 2021 and continues to receive detailed updates on the financial crime control framework, key risk indicators, and lifecycles.
The Committee continued to retain oversight of Risk Appetite for conduct, regulatory, reputational, and financial crime risks.

Annual Report 2021	Santander UK Group Holdings plc 44

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Summary of 2021 outcomes
The Committee addressed our key responsibilities relating to Risk Appetite and the Risk Framework, and our oversight of stress testing. The Committee also raised challenges relating to areas of focus and risk categories. For more on our responsibilities relating to risk management and internal controls see the section 'Other areas of focus' that follows.
Significant areas of focus

Area of focus	Action taken by the Board Risk Committee	Outcome
Risk Appetite
–Considered changes proposed to the Board’s Risk Appetite Statement as part of the Annual Risk Appetite Review. These included new metrics for non-financial risks, which expand the metrics related to financial crime, regulatory, and operational risks.
–Requested that for the 2022 Risk Appetite review, management review the methodology and approach underpinning the Risk Appetite to reflect both best practices and the established strategy.
–Challenged management on the changes proposed to the non-financial risk appetite, including a change relating to IT obsolescence, aligning it to regulatory expectations and industry standards, and the elevation of non-financial indicators to Primary Appetite indicators to provide better coverage of the full scope of non-financial risk.
–The Committee reviewed and recommended the proposed Risk Appetite to the Board for approval. For more, see ‘Risk Appetite’ in the ‘Risk governance’ section of the Risk review.
Risk Framework
–Reviewed and adopted management changes to the Risk Framework to broaden the scope of climate change risk and included Santander UK plc Risk Officer role.
–Considered for each risk type of the Risk Appetite Framework the criteria that would be applied for management to recommend whether it was outside appetite.
–Received an update on the annual certification process and assessed the extent to which the Risk Framework had been effectively implemented and embedded across the business.

–Noted the Risk Framework continues to meet Industry and regulatory standards.
–Recommended the proposed changes to the Board for approval.
For more, see ‘Risk Framework’ in the
‘Risk governance’ section of the Risk review.

Stress testing
–Monitored the model development plans in support of Stress Testing exercises.
–Reviewed the strategic approach to the Bank of England's 2021 solvency stress testing and initial Climate Biennial Exploratory Scenario (CBES) exercises, monitored the processes, assessed the significant drivers, and challenged the outputs, assumptions, and management actions.
–Sought confirmation from management in respect of the controls used in the exercise.

–Recommended the governance, process, controls and stress test results to the Board for approval and PRA submission.
–Approved the CBES results and management actions.
–Supported management in developing a Climate Change Implementation plan, including incorporating Climate Change in our Operational Risk Scenario Programme, Risk & Control Assessments and assessment of our head offices, branches and data centres.
For more, see ‘Stress testing’ in the ‘Risk governance’ section of the Risk review.

Technology & Operations
–Regularly assessed the overall risk-profile of the Chief Operating Officer’s Division.
–Challenged management on data transformation and supported management's recommendation that Data Management should be a top risk.
–Requested a set of data management metrics as part of the risk appetite review.
–Received updates on the central Data Programme built to improve key underlying customer data platforms, capabilities and controls to support our digital capabilities.
–Received updates on cyber risk and the increasing Ransomware threats on our customers, business and third-party suppliers.
–Reviewed the IT Network Remediation, including challenges, plans, milestones, timelines, and associated costs.
–Challenged management on the Change programme and requested alternative approaches that would have a lower impact on the programme execution risk and resourcing capacity.
–As part of the Change agenda, challenged management’s plan to address resource constraints.
–Received updates on third party supplier risks and supported management’s efforts to ensure successful embedding and awareness of third party risk management across the business.
–Considered management's evaluation of the execution risks, and benefits, associated with a migration away from existing technology risk infrastructure. Received substantive updates on Bank-wide Risk Infrastructure Management and the ongoing monitoring of IT obsolescence and data.

–Noted management's progress in improving the culture around issue management, controls, data and risk.
–Noted the strengthening of third-party controls as part of the third-party risk management policy.
–Noted the establishment of a Change Risk Oversight Group with the aim to manage overall Change Risk across the business.
–Noted the completion of the three-year Cyber Transformation Programme and development of a cyber vision for 2025.
–Supported the implementation of a data management strategy.
–Noted the progress on the Bank-wide Risk Infrastructure Management Programme and the overall execution status.
–Noted the actions being taken by management to address the People and resource risk which emerged as a top theme across the change portfolio.
–Received updates on third party supplier risks and supported execution risk status

IBOR
–Considered the challenges around customers readiness, multi-stage transition, extension to the US dollar market, conduct risk, and the final resolution of tough legacy cases.
–Reviewed the risks around customer awareness and preparation for the transition.
–Monitored our IBOR Transition Programme to ensure we were on track to meet regulatory deadlines. For more, see the ‘Operational risk’ section of the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 45

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Oversight and advice to the Board on Santander UK’s current risk exposure and future risk strategy
In 2021, we reviewed our exposure to the risks outlined below and analysed emerging themes, including regulatory, macroeconomic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Action taken by the Board Risk Committee	Outcome
Credit risk
–Reviewed the credit risk profile of the Retail Banking, Consumer Finance, Corporate & Commercial Banking and Corporate & Investment Banking businesses, including a review of Risk Appetite and Risk Profile limits for the Retail Banking Mortgage portfolio.
–Examined the impact of Covid-19 on lending activities, as well as the impact of the suspension of government support on our customers.
–Reviewed the credit risk results as part of the Bank of England Solvency Stress Testing.
–Examined credit performance during the pandemic and the risk of more severe economic stress.

–Noted the initiatives developed to address operational capacity concerns and reengineering the end-to-end operating process.
–Recommended that the Board approve new Risk Profile limit proposals.
For more, see the ‘Credit risk’ section of the Risk review.

Strategic & Business risk
–Considered strategic & business risk, particularly in relation to transformation objectives.
–Discussed the increased probability of the Bank of England considering the use of negative rates as a monetary policy tool and the implications for operational, strategic, and market risks.
–Continued to monitor the political and economic risks associated with Brexit.

–Noted that no material impacts had been observed as a result of Brexit.
–Encouraged management to continuously re-evaluate the strategy in order to be responsive to the changing competitive environment.
For more, see the ‘Strategic risk’ section of the Risk review.

Pension risk
–Received regular updates on pension risk.
–Noted the reduction in longevity risk exposure resulting from the successful execution of longevity swap covering the majority of pensioner liabilities in the Scheme.
–Discussed the reduction in the funding deficit valuation and improved IAS 19 valuation surplus.
–Noted that management continues to reduce risk with further interest rate and inflation hedging, and reducing our exposure to longevity risk across our liabilities.
–Requested a review of the governance, oversight and risk management of illiquid asset portfolios held by the Scheme.

–Noted the improvement in the pension risk profile, which had also improved the accounting position of the pension plan and enhanced the strategic optionality in the market for pursuing the next phase of the self-sufficiency strategy with the Trustees.
For more, see the ‘Pension risk’ section of the Risk review.

Liquidity risk
–Reviewed the ILAAP and noted no material enhancements to the previous process made by management.
–Questioned management about challenges faced during the ILAAP process, material liquidity stress test assumptions, and the flexibility and timeliness of our liquidity reporting.
–Received half yearly updates on asset and liability management activities and confirmed the liquid asset buffer portfolio remained within risk appetite, and appropriately hedged against duration risks and LIBOR decommissioning risks, respectively.

–Noted that the Company holds sufficient liquid resources and has adequate governance and controls in place to manage the liquidity risks arising from its business and strategy.
–Agreed to recommend the 2021 ILAAP to the Board for approval, following review and challenge.
For more, see the ‘Liquidity risk’ section of the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 46

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Risk	Action taken by the Board Risk Committee	Outcome
Capital risk
–Considered, from a capital risk perspective, dividends payable on the ordinary dividends proposed to be paid by Santander UK Group Holdings plc for the year-end.
–Questioned management about continuous engagement with Banco Santander regarding possible dividend scenarios.
–Reviewed and approved the changes proposed to the Surplus Capital Allocation Framework which allowed for the identification of surplus capital.
–Reviewed the ICAAP and noted the enhancements to the previous process made by management.
–Received updates on the internal rating based (IRB) regulatory capital model for the mortgage book.

–Recommended the payment of dividends to the Board for approval, subject to final determinations on capital distributions by the regulator.
–Comments and challenges received from Committee members were considered by management and incorporated into the final draft ICAAP.
–Agreed to recommend the ICAAP to the Board for approval following review and challenge.
For more, see the ‘Capital risk’ section of the Risk review.

Operational risk & resilience
–Considered actions taken by management regarding the well-being, resilience, and productivity of our colleagues.
–Reviewed the risk management of change and transformation, third-party suppliers, and cyber & IT development.
–Monitored actions and challenged management on the IT remediation programme following the significant system outage in May 2021, as well as the duplicate payments issue in December 2021.
–Agreed with management that People risk should be a top risk due to the impact of Covid-19 and other factors affecting productivity.
–Challenged management on the outcome of the analysis of the non-financial risk exercise, and management actions to address the risk profile development.
–Received regular updates on progress being made on the Operational Resilience Programme, noting progress to meet regulatory timeline.
–Discussed the operational risk & resilience profile of the business, particularly relating to a hybrid working model.
–Highlighted the elevated risk presented by the change agenda, and organisational capacity and capability.

–Noted the actions and initiatives developed by management to address People risk challenges.
–Noted that the Operational Resilience programme would examine risk appetite metrics as part of its activity, which would include a self-assessment against the regulatory operational resilience requirements for 2022.
–Noted the improvements in compliance with the operational risk framework, which had been evident in some business areas, particularly Third Party Risk Management.
–Monitored the impacts on operational risk and key controls associated with management’s execution of the high volume of significant transformation and remediation programmes.
–Continued to monitor and challenge the progress being made by management in the management of operational risk incidents.
For more, see the ‘Managing IBOR transition’ case study in the ‘Market risk’ section of the Risk review.

Model risk
–Considered an update on the regular monitoring of capital adequacy models.
–Received an update on the regulatory review of key mortgage and corporate IRB models.
–Considered the implications of differing regulatory perspectives on through-the-cycle capital requirements of the Bank of England and the ECB, respectively, including the potential implications for capital planning, product pricing, and business strategy.

–We continue to monitor progress in respect of regulatory initiatives for IRB models, and request evidence of appropriate model types, assumptions, data integrity, and calibration.
For more, see the ‘Model risk’ section
of the Risk review.

Financial Crime risk
–Discussed the enhancements to our financial crime control framework, and to key controls including anti-bribery and corruption measures, customer risk assessment screening and transaction monitoring.
–Discussed the risks connected with cryptocurrencies.
–Initiated regular reviews to challenge management on metrics and progress against financial crime KRIs and key milestones in the Financial Crime Transformation Programme.
–Considered the compounding risk related to extensions in timing of milestones and re-planning in the delivery of the Financial Crime Transformation Programme.
–Considered the challenging and evolving nature of the fraud risk environment influenced by factors such as the pandemic, Government-backed lending schemes and the continuing growth of Authorised Push Payment scams.
–Following review of management and independent third party assessments on the status and effectiveness of financial crime controls in relation to Board Risk Appetite, recommended to the Board additional changes to the Financial Crime Transformation Programme.

–Measures have been implemented to mitigate the risks of fraud incidents, and the focus remains on the review of emerging themes and dynamics and the strengthening of controls.
–While progress has been made on the Financial Crime Transformation Programme, we continue to invest significant resources in managing this risk, it remains a key focus for the Committee..

For more, see the ‘Financial crime risk’ section of the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 47

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued
Other areas of 2021 focus
Effectiveness of risk management system and internal controls
The Committee considered, as part of the Operational Risk Profile & Analysis update, the results of the 2020 year end Risk and Control Self Assessment (RCSA). This highlighted the risk and exposure issues reported through the RCSA processes.
The 2020 RCSA highlighted the steady reduction of critical and high risks that are being addressed through implemented actions. An additional level of control assurance was introduced through the certification of Essential RCSA Controls (those controls identified as most important in the mitigation of their critical inherent risks) by the respective risk owners.
Overall, we were satisfied that critical and high risks were well managed via risk mitigation and reassessment processes, respectively. The remaining high risks related mainly to third-party provider IT disruption and making sure third party providers are contracted to meet ring-fencing requirements.
The volume of change expected to be implemented in such a concentrated period of time presented a meaningful challenge for the Financial Crime function, however, and this necessitated a review of the resources needed. We continue to monitor the exposure, including with respect to overall risk appetite.
During the year, the RCSA was revised to be better aligned with the Operational Resilience programme.
The Committee received reports on management’s strategic plan for investment prioritisation. The Committee continues to review management’s reports on the execution of the overall Bank-wide Risk Infrastructure Management programme and the effectiveness of controls and improvements driven by the programme over the investment period.
Priorities for 2022
In 2022, we will monitor the ongoing impact of the Covid-19 pandemic on the credit risk profile, capital and liquidity adequacy and conduct risk with respect to the Government sponsored recovery loan programs.
Data, cyber, third party, operational resilience and other IT-related operational risks will continue to be a priority, including the remediation and development of the network.
We expect to review the impacts on our enterprise wide risk exposure of the changing competitive landscape and evolution of digital only strategies; the energy market transition in response to climate change; monetary policy responses to high inflation; other non financial risks including financial crime; and changes to the UK’s political, economic, and regulatory relationships with the EU.
We will also review and consider Santander UK’s risk framework and risk appetite for financial crime and climate-related financial and strategy risks.
Governance
Committee membership
The majority of Committee members, including the Chair, are INEDs. The members of the Committee in 2021 were Ed Giera (Chair), Chris Jones and Pamela Walkden (GNED and member from October 2021). Lisa Fretwell joined the Committee with effect from January 2022. Details of Committee members, including their skills and experience, are shown in the Board of Directors section.
The majority of RFB Committee members are INEDs or DINEDs, with the Committee required to have at least two DINEDs in its membership. The members of the RFB Committee during the year were Ed Giera (Chair), Garrett Curran (member until December 2021), Annemarie Durbin, Chris Jones, Mark Lewis, Nicky Morgan (member from August 2021) and Pamela Walkden (member from October 2021). Lisa Fretwell joined the RFB Committee with effect from January 2022.
Both Committees are satisfied that their composition and operation comply with ring-fencing rules.
Effectiveness of the Committee
The Committee's performance was assessed as part of the Board's external evaluation process during the year and action plans for the Board and its Committees agreed by the Board itself. Details of the areas of improvement are included in the report of the Board Nomination Committee Chair. Actions specifically for the Committee will be agreed at a future meeting and reported on in the 2022 Annual Report.
I believe that the Committee has an appropriate mix of skills to enable it to operate effectively and to offer appropriate challenge and support to management.
We reviewed the Committee’s responsibilities as set out in the Terms of Reference and confirmed that the Committee had discharged its responsibilities in full in 2021.
We continued to receive regular reports on enterprise-wide risk and to call risk owners to our meetings to account for their progress. We have benefited from the perspectives of each of the three lines of defence to gain assurance and confirm progress in respect of material initiatives intended to mitigate key risk exposures.
These actions are examples of how we have looked to inform our debate and decision making in the year and contribute to our effectiveness as a Committee.
Terms of Reference
The Terms of Reference are regularly reviewed by the Committee to ensure they continue to be appropriate. The Committee’s Terms of Reference are available at www.aboutsantander.co.uk.

Annual Report 2021	Santander UK Group Holdings plc 48

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report

The Committee oversees the integrity of financial reporting and controls, effectiveness of our internal audit function, relationship with our external auditors and the adequacy of our whistleblowing arrangements.

“
Another challenging year for credit loss provisioning given the high level of judgement required by Covid-19 related matters; we also oversaw the further development of our SOx framework with increased management testing and new leadership of both Internal and external audit functions.

Chris Jones Board Audit Committee Chair 1 March 2022
Committee membership and attendance
Read more on p69

I am pleased to present the Board Audit Committee Report for the year ended
31 December 2021.
Role and responsibility
The Committee provides oversight of:

–Integrity of the financial statements of the Company and any formal announcements relating to its financial performance, including significant financial reporting judgements and estimates.
–Internal financial control effectiveness.
–The relationship with our external auditors including their independence and objectivity, audit scope and effectiveness of the audit process in respect of the statutory audit of the annual financial statements.
–Internal Audit function effectiveness.
–Whistleblowing arrangements.
–Resolution and Recovery planning.
In exercising this responsibility, we recognise that certain matters with respect to RFB and its subsidiaries are reserved exclusively to the decision-making authority of the RFB Board of Directors and its Committees, including the RFB Board Audit Committee (the RFB Committee).
Overview of the year
The main activities of the Committee during 2021 are set out below. The activities of the RFB Committee are aligned with those below, but are focused on a solo entity basis as well as the RFB group.
In discharging the above responsibilities, the Committee focused on:
–Expected Credit Loss (ECL) provisioning which remained highly judgemental as a result of impacts of the Covid-19 pandemic; the oversight of the macro-economic scenarios, their weights and an increased level of Post Model Adjustments (PMAs) was complex.
–Provisioning and other accounting issues arising from branch and office closures, and the transfer and sale of certain businesses and assets to other Banco Santander group companies.
–The accounting and disclosure of our contingent liabilities.
–The more significant control deficiencies arising from our Sarbanes-Oxley (SOx) controls framework, their remediation and support for an increase in management testing.
–Controls over regulatory reporting, as the calculation of Risk Weighted Assets is not subject to external audit.
–The controls over consultancy spend given its size.
–Monitoring past due Internal Audit recommendations, which increased during the year but were brought back within expectations by the year-end.
–Monitoring the transition of the incoming Chief Internal Auditor and the lead external audit partner.
–Review of the new Resolvability Assessment Framework which was submitted to the PRA during the year.
Each of these is discussed in more detail later in the report.

Annual Report 2021	Santander UK Group Holdings plc 49

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Financial Reporting
Significant financial reporting issues and judgements
The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. This is considered by the Committee on at least a quarterly basis. In 2021, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome
Credit provisions
Determining the appropriateness of credit provisions is highly judgemental requiring management to make a number of assumptions. This has been impacted further during the year as a result of the Covid-19 pandemic.

Overall approach
–Noted that applying management judgements on IFRS 9 ECL provisioning was highly difficult given the unusual and unique circumstances as a consequence of Covid-19.
–Reviewed the fully updated macroeconomic scenarios and weights on a quarterly basis, which captured a wide range of potential outcomes for the UK economy.
–Reviewed management's deep dive review of all PMAs.

–Agreed additional disclosures to provide clarity on management judgements.
–Satisfied ourselves that the robustness of the process used to arrive at the management judgements as well as with the management judgements themselves.
–Endorsed the quarterly updates to the macroeconomic scenarios and weights.
–Supported management’s proposal to reduce operational complexity and associated risks with PMAs and agreed management's approach on applying additional PMAs to supplement the IFRS 9 ECL models due to Covid-19.
See the 'Credit risk' section in the Risk review. See 'Critical judgements and accounting estimates' in Note 1 to the Consolidated Financial Statements.

Retail and corporate credit provisions
–Reviewed detailed reports from management throughout the year to satisfy ourselves that any significant increase in Credit Risk triggers had been correctly identified.
–Considered management's updates to the Covid-19 payment holiday PMA, including utilisation to date and proposed unwinding by Q4 2021.
–Considered management's proposal to apply a PMA to mitigate potential underestimation risk of ECL models.
–Considered management's proposal to apply a PMA to address the potential debt burden risk from unsecured lending issued to SME customers who also took a Bounce Back Loan (BBL).
–Considered management's updates to the PMA applied to corporate lending issued to segments affected by Covid-19, including utilisation to date and proposed unwinding from Q1 2022.

–Concurred with management's judgement on the level of retail credit provisions, concluding that provisions remain robust and assumptions were appropriate.
–Agreed with management's updates on and proposals for PMAs.
–Agreed with management's proposals to apply new PMAs and to reduce or eliminate those which were no longer required.
–We will continue to monitor retail credit provisions.
See 'Critical judgements and accounting estimates' in Note 1 to the Consolidated Financial Statements.
See Note 13 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 50

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome
Customer remediation, litigation and other regulatory provisions The provisions for customer remediation, litigation and other regulatory activities continued to be highly judgemental and have required significant assumptions.

–Continued to scrutinise the level and adequacy of customer remediation, litigation and other regulatory provisions and challenged the reasonableness of management’s assumptions throughout the year.
In respect of non-PPI matters, the Committee:
–reviewed management’s judgements and estimates in respect of the level of provision in relation to on-going regulatory and law enforcement investigations and concurred with management's proposed disclosures.
In respect of PPI, the Committee:
–monitored the progress made in connection with litigation with a third party over an alleged liability and reviewed management’s judgements and estimates in respect of the level of provision for potential future legal claims.

–Agreed with management’s judgement on the level of customer remediation, litigation and other regulatory provisions and disclosures.
–Endorsed management's recommendation that no additional charges should be made for PPI Business As Usual matters in 2021.
–Endorsed the proposed year-end disclosures including those relating to a German criminal investigation into historical dividend arbitrage trading, and an FCA enforcement investigation relating to anti-money laundering, financial crime systems and back book remediation focusing primarily on the period 2012 to 2017 and including consideration of high risk customers including Money Service Businesses, and relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See Note 29 to the Consolidated Financial Statements.

Pensions Significant judgement is required on the key assumptions underlying defined benefit pension asset and liability calculations. Outcomes remain inherently uncertain.
–Reviewed management’s approach regarding the principal assumptions, including illiquid assets valuation where there is inherent uncertainty as their values are based on unobservable market inputs. Reviewed the proposal to use the unaudited flash valuations, following review of the testing carried out against final audited valuations and more formal valuations at a number of reporting dates for private equity, and the conclusion that this is management’s best estimate of the value.
–Reviewed the discount rate and the decision to implement a formal policy that sets out how management adjustments to the discount rate would be assessed and determined.
–Noted actuaries continue to review our best estimate of pension liabilities under IAS 19.
–Reviewed the change to the Consumer Price Index (CPI) inflation assumption and the decision to update to new mortality rates as part of the annual review.
–Noted the move to section specific discount rate and inflation rate assumptions.
–Monitored the continued appropriateness of the methodology and reviewed the inflation, discount and mortality rates applied at the year-end.

–Agreed with management’s approach regarding the principal assumptions, including illiquid assets valuation. Agreed with the proposal to use the unaudited flash valuations.
–Agreed with management’s approach to the assumptions applied, including the discount rate, changes made on CPI inflation assumption and mortality assumptions.
–Endorsed the proposed quantitative and qualitative year-end disclosures in respect of pension obligations.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See ‘Pension risk management’ in the Risk Review.
See Note 30 to the Consolidated Financial Statements.

Other areas
–Reviewed the outcome of management’s going concern assessment, taking account of the impact of Covid-19.
–Reviewed the outcome of management’s assessment of any potential impairment of goodwill and noted the decrease in 'headroom' arising from a higher capital allocation to our Retail Banking business which was partially offset by higher profitability.
–Reviewed management's proposal to recognise provisions due to branch closures, office site closures and consolidations, and related employment terminations.

–Agreed with management that the going concern basis of accounting remained appropriate at 31 December 2021.
–Agreed with management that no impairment to goodwill should be recognised in 2021.
–Agreed with management's judgement on the level of provisions relating to property closures and redundancies.
See 'Going concern' in the Directors' report.
See Notes 20 and 29 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 51

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued
The Committee’s focus continues to be on areas of significant judgement and estimate which pose the greatest risk of a material financial statement misstatement. In doing so we consider carefully the reports of PwC, our External Auditors, who constructively challenge the components of our reporting.
In addition to the areas set out in the preceding table, the Committee also considers other higher risk items. For 2021, these continued to include the identification and assessment of risks of material misstatement due to fraud or error. The Committee monitored the increased risk arising from widespread and sustained remote working of staff due to Covid-19.
Disclosure in the Annual Report
We received reports, in respect of each quarterly financial report, from the Disclosure Committee, a senior executive committee chaired by the CFO. Its remit is to advise the Committee on the completeness and accuracy of disclosures in the Company’s external reporting. Some of the Committee's disclosure considerations included:
–For PPI-related matters, monitoring the progress of litigation with a third party over an alleged liability, reviewing management’s judgements and estimates in respect of the level of provision for potential future legal claims and the level of provision for Plevin related litigation.
–Conduct risk exposures, including any associated provisioning and contingent liability disclosures, and challenging management's estimates.
–Climate change and the transition to a low carbon economy, and its potential impact on the financial statements.
This, together with other reports received in the year, and a review of best practice and the approach of our peers, enabled us to conclude that we were satisfied with the disclosures in this Annual Report.
Management also engaged with the Board and the Committee early on in respect of the approach to the report which enabled us to provide input into the overall tone and messaging in a timely manner.
Fair, balanced and understandable
The Disclosure Committee also reports on whether the Annual Report is fair, balanced, and understandable and whether it provides the information necessary for readers to assess Santander UK's position and performance, business model and strategy.
In this context, the Disclosure Committee considered and advised us whether:
–Key messages are consistent throughout the document, relating both to financial performance and progress against strategic priorities.
–All key judgements and estimates, significant risks and issues are reported and explained clearly and adequately.
–The Annual Report has a clear framework with good signposting and a complete picture of performance and events.
In addition to the above review process, the Committee's assessment of fair, balanced and understandable is underpinned by the understanding it gains through the reporting made to it throughout the year of management judgements and estimates, internal control matters, Internal Audit activities and the reports of the External Auditors. Our assessment also considers the robustness and outcomes of the assurance, review and verification processes conducted by management and whether the key risks reflected those that were of a concern to the Committee and were consistent with those reported by management.
Following our assessment we concluded that the 2021 Annual Report is fair, balanced and understandable.
Financial Reporting Council (FRC) Annual Review of Corporate Reporting 2021/22
In November 2021, the FRC issued a report which sets out its views on key developments for 2021/22 annual reports, codifying its Thematic Reviews. As part of our oversight of this area, we received and reviewed a report from management on its work in respect of the areas of interest to the FRC, including going concern, the impact of Covid-19, Brexit and alternative performance measures. We are satisfied that management appropriately addressed the areas identified by the FRC in the preparation of this Annual Report.
Alternative Performance Measures (APMs)
This Annual Report includes a number of financial measures which are not accounting measures within the scope of IFRS. Such non-lFRS measures are APMs and include financial measures of historical or future performance or financial position that exclude or include amounts that would not be adjusted in the most comparable IFRS measures.
Management reviews these APMs in order to measure Santander UK's overall performance, position and profitability, and believes that their presentation provides useful information to investors on the Santander UK group.

Definition of these APMs and, where such APMs are adjusted, reconciliations to the nearest comparable IFRS measures are presented in 'Alternative Performance Measures' in the 'Financial review' section.
We reviewed the APMs and are satisfied that they continue to provide useful information to investors, and that management has clearly identified the APMs presented in this Annual Report and, where such APMs are adjusted, reconciled them to the nearest comparable IFRS measures.
Going Concern
We satisfied ourselves that it is appropriate to use the going concern basis of accounting in preparing the financial statements, supported by a detailed analysis provided to the Committee by senior Finance management.
As part of the assessment, we considered whether there are sufficient financial resources, including liquidity and capital, available to continue the operations of Santander UK. We considered Santander UK's resilience in the face of potential stress and prominent events. In making our assessment, we considered all information of which we were aware about the future, which was at least, but not limited to, 12 months from the date that the balance sheet was signed.

Annual Report 2021	Santander UK Group Holdings plc 52

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued
Oversight of External Auditors
External Auditors
We continued to develop and oversee the interaction with PwC following their appointment in 2016. The independence of PwC was considered and monitored throughout the year. The Committee satisfied itself that PwC had met the independence requirements. Laura Needham assumed responsibility as lead audit engagement partner from March 2021 following the rotation of Jon Holloway after 5 years.
Oversight of the relationship
As part of our review of the relationship with PwC, activities included:
–Consideration of their work and opinion relating to management judgements.
–Discussion of the impact of remote working on their audit work and interaction with management.
–Consideration of the summary of misstatements not corrected by management. The Committee was satisfied that they were not quantitatively or qualitatively material, either individually or in the aggregate at each quarter.
–Consideration of their increasing use of IT and monitoring their ability to audit remotely.
–Discussion on the level of disclosure in the Annual Report and Half Yearly Financial Report to satisfy ourselves that it is appropriate.
–Discussion of developments in financial reporting including changes to statute, accounting standards and best practice.
–Review of PwC's Reports on findings and recommendations on internal control and financial reporting matters identified during their audit and their view of management's progress in resolving them.
–Interactions, including meetings in private session during Committee meetings, and at other times throughout the year.
–Consideration of Santander UK specific independence issues, as well as those of PwC.
–Consideration of the FRC's Audit Quality Inspection Report published in July 2021 and other audit quality indicators including the PwC Transparency Report as part of our annual assessment of PwC's performance.
Based on the above inputs, which were captured in a formalised assessment, the Committee satisfied itself as to the rigour and quality of PwC’s audit process.

Non-audit fees
We have a robust policy on non-audit services provided by our External Auditors. Non-audit services were under continuous review throughout 2021 to determine that they were permitted by reference to their nature, assessing potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees.
All assignments require advance approval, either by the Chair (or in his absence his alternate), under delegated authority for amounts under £250,000 plus VAT or, if larger, by the Committee. This process is in addition to the requirement for all non-audit fees to be approved by the Banco Santander Audit Committee.
The fees for non-audit work performed by PwC in the year, are disclosed in Note 7 to the Consolidated Financial Statements. We ensured that these met the external and internal tests for maintaining their independence, including evidence of their professional scepticism. During 2021, the Company paid a fee of £1.4m to PwC in relation to incremental work undertaken in support of their audit of Banco Santander SA.
In 2021, PwC's non-audit related fees were 30% for the Company and 31% for the RFB of their total audit fees, well within the external cap of 70%.
Fees for non-audit work performed by PwC in the year, other than those in relation to audit-related assurance services, were 4.3% of the average of the fees approved for Deloitte, EY and KPMG.
Internal Controls and regulatory reporting
The Board Risk Committee has overall responsibility for the effectiveness of the internal control systems. However, due to the nature of internal control matters, there is a degree of overlap in responsibilities with those of this Committee, particularly regarding financial reporting controls.
Section 404 of the Sarbanes-Oxley Act requires management to report on the design and effectiveness of its internal controls over financial reporting (ICFR) framework. The Committee considered Management's enhancement of the SOx testing framework; reviewing the adequacy of data lineage; and assessing potential risks from operating in a hybrid working environment.

Recognising the importance within statutory and regulatory reporting of capital and risk weighted asset metrics, some of which are not subject to external audit, the Committee retained its focus on the level of comfort we obtain. The PRA has also emphasised the importance of the reliability of regulation reporting in the publishing in September 2021 of the results of its thematic review. This area has always been covered by Internal Audit and, in 2021, this was supplemented by an external review. Given the profile, Management are in the process of conducting an additional review to enhance our level of comfort. The Committee also reviewed the processes and governance in respect of the preparation of additional capital and risk management disclosures.
Audit and Assurance Policy
The Committee has asked management to prepare an Audit & Assurance Policy (AAP), outlining the Directors’ approach over a rolling three-year period to seeking internal and external assurance of the information reported to shareholders. Management are developing a roadmap to implementing this AAP. During the year, the Committee received and reviewed a report on management’s proposed plan and endorsed it.
Internal Audit
The Internal Audit plan, based on a comprehensive risk assessment, was presented in draft and then final form for challenge and approval by the Committee. The plan was updated at regular intervals in 2021 in response to changes in the business and the regulatory environment and at the request of the Committee.
All unsatisfactory rated audit reports issued were subject to additional scrutiny by the Committee with the relevant business areas being required to present their action plans to the Committee. We also reviewed a sample of audit reports rated needs improvement and requested management to present on progress with addressing Internal Audit's recommendations, issues encountered, milestones and dependencies.

Annual Report 2021	Santander UK Group Holdings plc 53

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued
We received regular reports on audit recommendations from our Chief Internal Auditor (the Head of Internal Audit), quarterly Internal Audit reports and monitored findings as part of our oversight. We considered the total number of recommendations, the rationale for any of them becoming overdue, and broader root cause analyses. The Committee also requested that the Chief Internal Auditor highlight recommendations becoming due and any that were past due, as a result of past due recommendations increasing beyond reasonable expectation; this was remediated by the year-end. The strong engagement between Internal Audit and the business continued in 2021.
The Committee monitored the impact of the widespread remote working of staff including Internal Audit staff on execution of the Internal Audit plan.
We also reviewed the findings of an internal audit review commissioned by the Committee, covering governance and controls for external consultancy expenditure. We will receive reports on expenditure, performance evaluation of consultants and the effectiveness of controls.
The Committee welcomed the incoming Chief Internal Auditor in April 2021 following an appropriate transition from the outgoing Chief Internal Auditor who returned to Banco Santander upon completion of his term of assignment. We also oversaw the objective setting and performance evaluation of the Chief Internal Auditor, ensuring that objectives were appropriately augmented to key priorities for the Company.
The Committee receives regular updates on the operational effectiveness of the Internal Audit Function to ensure that the quality and experience is appropriate for the business. This is supplemented by regular interactions between the Chief Internal Auditor and the Committee Chair. The Committee also receives feedback on interactions between the Internal Audit Function, Management and our External Auditors.
A review is conducted every five years to evaluate the Internal Audit function in respect of its conformance with the standards of the Chartered Institute of Internal Auditors (CIIA), as well as its performance and effectiveness in comparison to industry peers and good practice. The next review is due by 2023.

Recovery and Resolution Planning
The Committee reviewed management's progress in implementing the incoming Resolvability Assessment Framework (RAF) including submission of the self-assessment report to the regulator.
The Bank of England's RAF sets out how it assesses UK financial firms' resolvability and introduces a public disclosure regime. The Committee oversaw Management's progress on resolvability. UK firms were expected by the Bank of England to be resolvable by 1 January 2022. The Company submitted a self-assessment of their resolvability to the PRA in October 2021 in advance of an expected public disclosure relating to their resolvability in June 2022.
During 2021, the Committee oversaw management's progress in strengthening resolution capabilities to meet the requirements of the RAF and ensure resolution readiness on an ongoing basis, including through Executive Committee and Board exercises, and in preparing the submission to the PRA. As in previous years, we also oversaw the updating of the recovery plan.
Whistleblowing
The Committee oversees Santander UK's whistleblowing arrangements including continuous refinement of our processes to align with evolving best practice.
Santander UK recognises the importance of creating an environment where colleagues feel safe and able to Speak Up. Speaking Up is a core behaviour at Santander UK and there are a number of ways colleagues can do this, including raising a concern via Santander UK's Whistleblowing Team.
In 2021, management continued to embed the whistleblowing framework and arrangements under our oversight. We continued to refine our policies and operating procedures to stay abreast of best practice. Following a successful review of our framework in 2020 by Protect (a UK Whistleblowing Charity), our whistleblowing arrangements were also positively assessed by Internal Audit, with all recommendations completed in 2021.

Santander UK delivered Ethics Training with a focus on the Company’s Ethical Code of Conduct, to our top 120 leaders and middle management. Our communications strategy has ensured the visibility and awareness of whistleblowing has remained high and dedicated and bespoke training to specific teams has been delivered.
Management have completed a gap analysis against the EU Whistleblowing Directive. Whilst this may not directly impact Santander UK, we continue to proactively assess to identify any best practice which in turn may be adopted to our Policy and Process where relevant or beneficial.
The Committee received and considered bi-annual reports on Santander UK's whistleblowing arrangements. The reporting included oversight and progress of concerns, outcomes, identifiable trends, observable risks, the regulatory environment, proposed changes to legislation and activities to promote and enhance the arrangements to support the culture of speaking up. The Committee also reviewed the annual Whistleblowing Report ahead of its submission to the Board.
The Committee is satisfied that Santander UK has complied with the FCA and PRA regulations on whistleblowing in the year. I continued to act as the Whistleblowers' Champion to oversee the integrity, independence, and effectiveness of the whistleblowing arrangements. I remained focused on procedures and governance to prevent victimisation of employees who raise a whistleblowing concern. I meet regularly with management and I have been involved in overseeing the implementation of continuous improvements to the arrangements.

Annual Report 2021	Santander UK Group Holdings plc 54

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued
Other areas of 2021 focus
The Committee also reviewed adoption of the European Single Electronic Format (ESEF) regulatory technical standard both as issued in the UK by the FCA and in the EU by ESMA. Companies within the scope of these regulations include the Company and Santander UK plc.
The Company qualifies for an exemption from ESEF filings, whereas Santander UK plc does not. Santander UK plc has securities listed on recognised exchanges in the UK and the EU and is therefore subject to both FCA and ESMA ESEF requirements.
The Santander UK plc FCA and ESMA ESEF reports were prepared for the first time this year, leveraging existing procedures and controls already in place for similar filings, such as US SEC iXBRL filings.
We ensured that all necessary procedures had been completed in the preparation of the reports, including the involvement of a qualified IT provider managed in accordance with Santander UK's third party risk management framework.
Priorities for 2022
Areas of focus for the Committee for 2022 will include:
–Continued monitoring of the recovery from the pandemic and its impact on macroeconomic scenarios and their weights which flow through to the management judgements and estimates supporting the ECL provisioning.
–Overseeing a new ECL model and developments in PMA controls.
–Continued focus on calculation of RWAs and reporting process and controls.
–Monitoring the financial impact and disclosure consequences of historical conduct and litigation related issues.

–Monitoring the adequacy and effectiveness of internal controls over financial reporting.
–Monitoring financial reporting risk as we evolve to a hybrid working model and the execution of the 2022 Internal Audit plan and external audit activities.
–Continued focus on management’s progress in addressing audit recommendations.
–Monitoring progress with embedding the Resolvability Assessment Framework and preparation for issuing the Company’s resolvability statement.
–The Committee will monitor the control framework in place in respect of consultancy engagement as well as associated spend and performance of consultants.
Governance
Committee membership
All Committee members, including the Chair, are INEDs. The members of the Committee in 2021 were Chris Jones (Chair) and Ed Giera. Lisa Fretwell joined the Committee with effect from January 2022. Details of Committee members, including their skills and experience, are shown in the Board of Directors section.
All RFB Committee members are INEDs or DINEDs, with the Committee required to have at least two DINEDs in its membership. The members of the RFB Committee during the year were Chris Jones (Chair), Garrett Curran (member until December 2021), Annemarie Durbin, Ed Giera, Nicky Morgan (member from August 2021) and Genevieve Shore (member until June 2021). Lisa Fretwell joined the RFB Committee with effect from January 2022.
Both Committees are satisfied that their composition and operation comply with ring-fencing rules.

Effectiveness of the Committee
The Committee's performance was assessed as part of the Board's external evaluation process during the year and action plans for the Board and its Committees agreed by the Board itself. Details of the areas for improvement are included in the report of the Board Nomination Committee Chair. Actions specifically for the Committee will be agreed at a future meeting and reported in the 2022 Annual Report.
In regards to my operation as Committee Chair, the Board has determined that I have the necessary qualifications and skills to qualify as a Board Audit Committee financial expert as defined in Item 16A of Form 20-F and by reference to the NYSE listing standards.
In my capacity as Committee Chair, I meet with key members of the management team and the External Auditors in advance of each Committee meeting. I ensure that the Committee meets with management, the Internal Auditors and the External Auditors in private sessions. I also attend meetings with the PRA, the FCA and the FRC.
Terms of Reference
The Terms of Reference are regularly reviewed by the Committee to make sure they continue to be appropriate. The Committee’s Terms of Reference are available at www.aboutsantander.co.uk.

Annual Report 2021	Santander UK Group Holdings plc 55

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Responsible Banking Committee Chair’s report

The Committee promotes the responsible operation of Santander UK for the benefit of key stakeholders, including customers, colleagues and communities.

“
Ensuring that we behave as a responsible bank is key to the delivery of Santander UK's strategy.

Ed Giera
Responsible Banking Committee Chair 1 March 2022
Committee membership and attendance Read more on p69
I am pleased to present, on behalf of the Board, the report of the Board Responsible Banking Committee.
The Committee works closely with the RFB Board Responsible Banking Committee (the RFB Committee) (together the Committees) to ensure alignment of policies and practices. Accordingly, and given that the RFB has within its perimeter the vast majority of Santander UK's customers and colleagues, Nicky Morgan, the RFB Committee Chair, and I have written this report jointly, providing insight into the governance arrangements and activities of both Committees.
Nicky and I collaborate to ensure that matters within the Committees' remit are considered by the appropriate forum, and to prevent any gaps in coverage. This is facilitated through a degree of common membership across the Company's and the RFB's Board Committees which enhances visibility of matters that extend across Committees and fosters open channels of communication.
On behalf of the RFB Board, Nicky and I would like to thank Garrett Curran for his contribution as RFB Committee Chair until 10 August 2021 and as a member until 31 December 2021.
Roles and responsibility
The purpose of the Committees is to oversee the operation of their respective businesses and subsidiaries to ensure that they act in a responsible way, promoting their long-term success in the interests of each company's stakeholders.
The Committees take an active role in shaping, and supporting management in driving, the responsible banking agenda of their businesses across a broad spectrum of areas including customers, culture, diversity and inclusion, conduct, communities and climate change and the environment (the Board Risk Committee is responsible for overseeing the risks associated with climate change).

Summary of activities
Overview of the year
During 2021 the Committees' discussions focused on supporting their stakeholders with recovery from the impact of the Covid-19 pandemic. At the centre of these discussions was the support for customers and businesses including through our approach to financial inclusion and financial care.
Other areas of focus included redefining our culture ambition and strategy in light of the unparalleled change to our ways of working, our approach to climate change and sustainability, and the fight against financial crime (until September 2021 when Board Risk Committee assumed responsibility for oversight of financial crime risk). We have sought to give a flavour of our activities and considerations in respect of each of these in the following pages.
As mentioned above, on recommendation from the Committees, the Boards approved the transfer of responsibility for financial crime oversight to the Board Risk Committee from September 2021 in order to increase the Committees' capacity to focus on the significant breadth of the responsible banking agenda.
You can read more about many of the matters discussed in this Committee report in the Sustainability Review, Stakeholder Voice in the Boardroom statement and ESG Supplement.

Annual Report 2021	Santander UK Group Holdings plc 56

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Responsible Banking Committee Chair’s report continued
Summary of 2021 outcomes
Responsible Banking at Santander
Responsible banking is a broad term covering an extensive array of environmental, social and governance-related matters that are key to delivering Santander UK's strategy.
As 2021 was drawing to a close, the Committees took the opportunity to recalibrate our responsible banking ambitions. In order to facilitate this, we held a collaborative workshop with management at which we debated and agreed what Responsible Banking means to Santander UK.
In order to ensure our Responsible Banking activities make a difference, we agreed to focus our energies on three strategically-aligned pillars in relation to which we believe Santander UK can have a real impact for the Company, the RFB and their stakeholders.
These are:
– a Thriving Workplace: Creating a culture of inclusivity and belonging.
–better Communities: Helping customers and communities prosper.
–a healthy Environment: Responding to climate change and supporting the green economy.
We discussed how we will deliver the impact we desire for each pillar while also ensuring we continue to act responsibly in everything we do. Our approach to the delivery of our Responsible Banking strategy is a work in progress which we will be returning to at our meetings in 2022.

Our customers
The RFB Committee spent significant time during 2021 considering its customers' interests and needs, how we can serve them better, how we can keep them safer from fraud and financial crime and how we can ensure that the RFB is as financially inclusive as it can be.
In order to do this, the RFB Committee commissioned regular reports from management on customer service, complaints, vulnerable customers and financial inclusion. We encouraged management to identify and deliver actions to improve service in our branches and across our contact centres, including supporting initiatives aimed at increasing recruitment and utilising branch capacity to reduce call waiting times.
Following the difficult decision to close a significant number of branches, the RFB Committee considered the impact on its customers, in particular its vulnerable customers. We assessed management's planned actions to identify vulnerable customers and ensure that they could continue to access their cash and banking services. Actions taken included proactively reaching out to offer support to potentially vulnerable customers whose branch had been closed and hosting banking access support sessions .
During 2021, the RFB Committee considered a number of reports on fraud, assessing the impact on our customers and our business, and management's proposed response. You can read more about this in the Stakeholder Voice in the Boardroom statement in the Strategic Report.
The RFB Committee also received a number of updates on decisions taken by the Financial Ombudsman Service (FOS) and confirmed our support for management's approach of incorporating the FOS' feedback into complaints management processes in many instances where the feedback was likely to affect large numbers of customers. This is designed to provide a more efficient complaints resolution process for our customers.

Our people and culture
A key element to being a responsible bank is ensuring we have a diverse, healthy, happy and engaged workforce with a well-defined, fully-embedded and healthy culture.
Delivering an environment that provides this is the right thing to do for our people and it is also the right thing to do for our business and other stakeholders as, without this, we would not have an effective team to deliver either our business strategy or the other key elements of our Responsible Banking agenda. We have therefore spent a material proportion of our time considering a variety of people-related matters, including our culture, behaviours, conduct and diversity and inclusion.
We received a culture update at each scheduled meeting, with the accompanying culture dashboard utilising a wide range of metrics to provide us with an holistic view of how our people do their jobs, including conduct, risk and accountability metrics, what they think of Santander and how they feel about working here. During 2021, we used this insight to encourage management to take action to address areas that required development, including to hold training sessions and providing additional communications to ensure our people are fully engaged and motivated.
In October 2021, we held a culture deep dive to allow us to spend time reviewing our current culture and behaviours framework considering their evolution to ensure they stay relevant for our business in the longer term. You can read more about this workshop and its outcomes in the Stakeholder Voice in the Boardroom statement in the Strategic Report.
Conduct and compliance
At each scheduled meeting in 2021, we considered conduct and compliance reporting, including first and second line of defence reporting against key conduct and compliance metrics. We also discussed reports on regulatory matters and the businesses' interactions with their regulators.
We consider that an awareness of future risks is vital to the long-term success of the business and accordingly we also discussed key emerging conduct, compliance and regulatory issues, anticipated risks and the lessons learned from past issues that we can apply for the benefit of the business in the future.

Annual Report 2021	Santander UK Group Holdings plc 57

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Responsible Banking Committee Chair’s report continued
Responding to climate change
Santander UK's purpose is to Help People and Businesses Prosper, and to achieve this ambition, we believe we need to form part of, and contribute to the health of, our communities and the environment.
COP26 was of course the principal environmental focus of many businesses during 2021. The Banco Santander group takes a highly collaborative approach to its climate change ambitions, with the lead naturally coming from Banco Santander SA who held various events at COP26. In September 2021, the Committees considered the part that the UK business should play in COP26 and supported management's proposal to take an active role, which focused on the approach to retrofitting homes and our partnership with National Parks and their 'Net Zero with Nature' campaign. Post-COP26 and during our Responsible Banking workshop in November 2021, we received an update from Management on the COP26 outcomes and discussed how Santander UK can contribute to ensuring that the Banco Santander group meets its commitments, including by ensuring that our activities are strategically aligned.
In 2022 we will continue to refine our approach and agree medium-term targets to aid our oversight of delivery.
Our communities
We believe that we can bring the most value to our communities by utilising our strengths for their benefit. Two key areas of focus are therefore ensuring that we are a financially inclusive bank and that we are providing strong support for vulnerable customers. We received regular updates on these matters during 2021.
Financial education is a key tool to preventing financial vulnerability and ensuring financial security. Having discussed the work Santander UK is doing in this area, including our work with universities, we encouraged management to consider the structure of these initiatives to ensure that they deliver maximum benefits for the recipients.

Financial Crime
Prior to the transfer of financial crime oversight to the Board Risk Committee, the Committee received regular updates on Financial Crime from business accountable executives and the Money Laundering Reporting Officer (MLRO) including the MLRO annual report. In this regard, the Committee monitored and challenged management on the progress Santander UK is making in improving its systems and controls to combat financial crime and meeting regulatory expectations, including regular updates on controls acceleration and financial crime transformation. You can read more about the Board's focus on financial crime in the Board Risk Committee Chair's Report.
Other areas of focus in 2021
Other matters the Committee gave its attention to in 2021 included:
–reviewing regular reports on our reputation and how this impacts our brand and market position.
–reviewing and recommending to the Board various external reporting including the Slavery and Human Trafficking Statement and the ESG Supplement.
–endorsing the Communities and People metrics for use in the 2021 Variable Remuneration Scorecard.
Priorities for 2022
In 2022, the Committees will continue to monitor and provide support and challenge on actions taken by management to deliver the Companies' Responsible Banking agenda.
Key priorities will be continuing to:
–agree the approach to, and oversee, the delivery of the Responsible Banking Strategy.
–ensure that we continue to treat our customers fairly, particularly taking into account the FCA's forthcoming new Consumer Duty.
–ensure that vulnerable customers continue to be well-served by the RFB and that the RFB continues to act as a financially inclusive bank.
–ensure the appropriate culture is embedded and new behaviours are fully adopted.
–progress our diversity and inclusion agenda.
–ensure significant progress is made towards meeting our environmental commitments.

Governance
Committee membership
All Committee members, including the Chair, are INEDs. The members of the Committee in 2021 were Ed Giera (Chair) and Chris Jones. Details of Committee members, including their skills and experience, are shown in the Board of Directors section. Lisa Fretwell joined the Committee with effect from January 2022.
All RFB Committee members are INEDs or DINEDs, with the Committee required to have at least one DINED in its membership. The members of the RFB Committee during the year were Nicky Morgan (Chair and member from August 2021), Garrett Curran (Chair until August 2021, member until December 2021), Annemarie Durbin, Ed Giera, Mark Lewis, Chris Jones and Genevieve Shore (until June 2021). Lisa Fretwell joined the Committee with effect from January 2022.
Both Committees are satisfied that their composition and operation comply with ring-fencing rules.
Effectiveness of the Committee
The Committee's performance was assessed as part of the external Board evaluation process conducted by Boardroom Review during the year and action plans for the Board and its Committees were agreed by the Board itself. Details of the areas for improvement are included in the Report of the Board Nomination Committee Chair. Actions specifically for the Committee will be agreed at a future meeting and reported on in the 2022 Annual Report.
Terms of Reference
The Terms of Reference are regularly reviewed by the Committees to ensure they remain appropriate.
The Committees’ Terms of Reference were revised during the year to transfer the responsibility for financial crime oversight to the Board Risk Committee, and to refocus the Committees’ scope on key responsible banking topic areas.
The Terms of Reference are available at www.aboutsantander.co.uk.

Annual Report 2021	Santander UK Group Holdings plc 58

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report

Our remuneration policies and practices reflect our strategy, culture and risk appetite therefore ensuring alignment with our long-term aims and the interests of our stakeholders.

“
We aim to deliver fair remuneration and we ensure that the approach we adopt reinforces Santander UK's values for all of our colleagues.

Chris Jones
Board Remuneration Committee Chair 1 March 2022
Committee membership and attendance
Read more on p69
I am pleased to present, on behalf of the Board, the Remuneration Report for the year ended 31 December 2021.
The Committee works closely with the RFB Board Remuneration Committee (the RFB Committee) to ensure alignment of remuneration practices, policies and procedures. As a result, and given that the RFB has within its perimeter the vast majority of Santander UK's customers and colleagues, Annemarie Durbin, the RFB Committee Chair, and I have collaborated to ensure that this report details the governance arrangements, practices and activities of both the Committee and the RFB Committee.
The Company’s Remuneration Policy and Implementation Reports follow this statement. The RFB Remuneration Policy and Policy Implementation Reports can be found in the Santander UK plc 2021 Annual Report.
Roles and responsibility
The Committee is responsible for setting the overarching principles and parameters of remuneration policy across the Santander UK group. We do so in consultation with the RFB Committee in order to ensure that the RFB is able to comply with its legal and regulatory obligations, including its ring-fencing obligations.
The Committee and the RFB Committee (together the Committees) are responsible for overseeing the implementation of remuneration policies, including considering and approving the remuneration arrangements (including bonuses) for Executive Directors and Senior Executives employed within each of our Company’s group perimeters. We approve individual remuneration awards and also agree changes to senior executive incentive plans.

The Committees also approve the framework by which colleagues are designated as Material Risk Takers (MRT) and oversee MRT remuneration arrangements (including bonuses).
In light of its ring-fencing obligations, the RFB Committee proactively manages potential remuneration conflict matters which may arise between Santander UK plc, Santander UK Group Holdings plc and Banco Santander SA.
Overview of the year
Business performance in 2021 and impact on remuneration
The Committee made its year-end variable pay decisions in the context of the very strong set of results Santander UK delivered against many of its key performance indicators, to which our variable pay framework is aligned (see below for more information).
A further consideration was that, again in 2021, Santander UK opted not to take any form of Covid-19 related government assistance, including use of the furlough scheme.
Accordingly, taking into account financial and non-financial performance achieved in 2021, together with an assessment of current and future risks, the Committees approved the overall bonus pools for Santander UK, Corporate & Investment Banking (for employees in the RFB prior to their transfer), Santander Consumer UK and Santander Financial Services and bonus awards for Executive Directors.
Further information on these outcomes is set out in the Companies' Remuneration Implementation Reports.

Annual Report 2021	Santander UK Group Holdings plc 59

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report continued
Summary of 2021 outcomes
Remuneration design
The design of our variable remuneration schemes is key to ensuring continued alignment with the business’ strategic priorities and our values and behaviours. The design must also reflect the evolving views of our various stakeholders.
We have therefore continued to scrutinise the structure and underlying metrics of our schemes with a view to satisfying ourselves that targets are appropriately balanced, transparent and stretching, and promote sound and effective risk management.
For 2021, variable pay was again based on a balanced scorecard of metrics across Customers, Shareholders, People and Sustainability. The Committees reviewed the variable pay framework to ensure that it remains aligned to our current operating model and as a result amended it to reflect the UK's contribution to performance of the Banco Santander group's European Region. Further details are available in the Companies' Remuneration Implementation Reports.
In addition, the Committees once again underpinned the Executive Directors’ awards with a mechanism that ensured that no awards would be made in the event of a trading loss. Given the businesses' profitability, this mechanism has not been required for 2021. Details of the metrics used in each quadrant are set out in each Company's Remuneration Implementation Report.
The Committees are satisfied that 2021 variable pay outcomes for all colleagues appropriately reflect Santander UK’s business performance and are fair, consistent, and aligned to our stakeholders’ interests.
Risk Adjustments
Our risk adjustment procedures, which are applicable to all colleagues, are robust and well embedded within our remuneration policy. We use a range of risk adjustment mechanisms including reducing the bonus pool or individual bonus awards in the current and previous years, and reducing the amount of any unvested deferred variable remuneration. Our approach to risk adjustment is under continuous review to adapt to the changes in Santander UK’s operating environment, ensuring that they remain comprehensive, relevant and compliant with regulatory requirements.

The CRO reports to us regularly, providing commentary on the risk profile and performance of the business during the year, and providing recommendations regarding any collective or individual adjustments that we may wish to implement as a result. Ahead of the 2021 variable remuneration pay round, we spent significant time considering the fairest and most proportionate way of taking current risk issues into account.
Board Changes
In terms of Director changes, the Committees considered and agreed the compensation terms on departure for Tony Prestedge, Santander UK plc Deputy CEO, and Susan Allen, Santander UK plc CEO Retail and Business Banking.
We also agreed the total remuneration package for our new CEO, Mike Regnier, which was managed in line with our existing remuneration policy. The package agreed is lower than that of our current CEO and is set at such a level to recognise the skills and experience of Mike Regnier whilst also ensuring that it is appropriately market aligned. In addition, Mike will receive a buy-out in relation to remuneration forfeited on leaving his previous employer. This will be no more generous than the awards foregone. Further details will be provided in next year's Remuneration Implementation Report.
Reward for senior colleagues
It is important that, as the business continues to transform, we attract and retain top talent with the relevant skills and experience to drive our strategic agenda. During the year, the Committees continued to monitor our remuneration framework and approach to external market benchmarking.
Where the business was recruiting senior members of management, we scrutinised the proposed remuneration and challenged where appropriate.
We continued to focus on improving the benchmarking of senior roles which is key to ensuring that Santander UK is able to attract, retain and motivate top talent in what is a very competitive market. This is a matter on which we will continue to spend time in 2022.
No individual participates in discussions regarding their own remuneration.

All employee matters
The Committees’ roles and remit extend beyond the Executive Directors to include other senior roles (including MRTs) within the organisation together with oversight of the implementation of remuneration policies across Santander UK.
We have continued to ensure that executive remuneration decisions are informed by, and consistent with, the approach taken for employees more broadly. Ensuring our colleagues across the businesses are fairly remunerated is also a key focus for the Committees.
The Committees undertake an annual review of the remuneration policies and practices for the wider workforce and receive updates throughout the year on other key matters.
Having conducted a review of employee pay and benefits, we supported management's proposal that we should continue to work towards harmonising the benefits across the organisation, moving away from legacy schemes and utilising savings to improve benefits for the wider workforce.
We encouraged management to be more ambitious in making benefits fairer more quickly, supporting a focus on improving the benefits offering for our less senior and lower paid colleagues. Management has responded positively, with good progress being made. However, there is more to do and we expect further proposals from management during 2022.
As part of the review of employee pay and benefits undertaken in September 2021, the Committees commissioned a report on the Living Wage and the London Living Wage with a view to ensuring that we are treating colleagues in line with our values. Having considered the resulting report in January 2022, we can confirm that we are satisfied in this regard.
We have once again voluntarily disclosed our CEO pay ratio. More information can be found in the Remuneration Implementation Report.

Annual Report 2021	Santander UK Group Holdings plc 60

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report continued
Diversity Pay Reporting
Diversity and inclusion continue to be key focus areas for Santander UK as we recognise the benefits that a diverse and inclusive culture can bring to our business and our communities.
While the Committees are responsible for overseeing Santander UK's approach to pay gap reporting, the Board Responsible Banking Committees (RBC) are responsible for overseeing management’s approach and progress to improving diversity and inclusion across Santander UK. You can read more about this in the RBC Chair's Report.
Our 2021 Pay Gap Report, which was analysed and approved by the RFB Committee, was published in December 2021. This year we have disclosed ethnicity pay gaps in more granular detail, in order to offer further insight into the different experiences of the main ethnic groups within the organisation.
In terms of the results, we were pleased to learn that the mean and median ethnicity pay gaps have decreased since 2020. The mean ethnicity bonus gap has decreased whilst the median ethnicity bonus gap has increased.
While the mean and median gender bonus gaps have decreased, we were disappointed to learn that the mean and median gender pay gaps have both increased since 2020. We noted that the reduction in the gender bonus gaps will have been influenced by the 2020 bonus pool being depressed compared to previous years. We discussed the causes for the increase in gender pay gaps, which we believe to predominantly be influenced by structural changes in the organisation.
Actions to increase diversity and reduce pay gaps will be a focus for the RFB Committee and the RFB RBC in 2022.
Transformation Incentive Plan
In 2021, the Committees approved the grant of awards under the Transformation Incentive Plan, a long-term incentive plan designed to incentivise the delivery of our transformation agenda. More information can be found in the Companies' Remuneration Implementation Reports.

Regulatory changes
The Committees reviewed and approved changes to our remuneration policies and procedures to implement the changes required in the context of the Capital Requirements Directive V.
Priorities for 2022
In 2022, we will continue to:
–monitor our incentive structures and measures, to maintain alignment to our strategic aims, culture and behaviours, balancing the needs of our people, customers, communities, investors and regulators, and supporting our transformation.
–evolve the bonus scorecards for the various bonus pools within Santander UK in order to ensure that they are operating effectively.
–ensure we strike the right balance between individual and collective accountability for risk events.
–focus on market benchmarking for key roles to ensure that we can attract, retain, motivate and engage top talent.
–in conjunction with RBC, continue to enhance our employee value proposition with a view to attracting and retaining a new generation of colleagues to support our transformation journey.
–work with the RFB RBC to continue to promote greater diversity and inclusion in the organisation and to bridge the gender and ethnicity pay gap.
–monitor external developments in executive remuneration best practice in the industry and the wider market taking into account the regulatory landscape and best practice corporate governance.

Governance
Committee membership
All Committee members, including the Chair, are INEDs. The members of the Committee in 2021 were Chris Jones (Chair) and Ed Giera. Details of Committee members, including their skills and experience, are shown in the Board of Directors section.
All RFB Committee members are INEDs or DINEDs, with the Committee required to have at least one DINED in its membership. The members of the RFB Committee in 2021 were Annemarie Durbin (Chair), Ed Giera, Chris Jones, Mark Lewis and Genevieve Shore (until 30 June 2021).

Both Committees are satisfied that their composition and operation comply with ring-fencing rules.
Effectiveness of the Committee
The Committee’s performance was assessed as part of the external Board evaluation process conducted by Boardroom Review during the year and action plans for the Board and its Committees were agreed by the Board itself. Details of the areas for improvement are included in the Report of the Board Nomination Committee Chair. Actions specifically for the Committee will be agreed at a future meeting and reported on in the 2022 Annual Report.
Terms of Reference
The Committee’s Terms of Reference are regularly reviewed to make sure they remain appropriate. The Terms of Reference are available at www.aboutsantander.co.uk.

Annual Report 2021	Santander UK Group Holdings plc 61

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration policy report
Basis of preparation
This report has been prepared on behalf of the Board by the Board Remuneration Committee. We comply with the statutory reporting obligations for large private companies. Furthermore, we follow the UK Corporate Governance Code 2018 (the Code) where appropriate in order to practice best standards of corporate governance, and other listed disclosure requirements to the extent considered appropriate.
Accordingly, several voluntary disclosures relating to remuneration are presented in this report.

Remuneration policy for Executive Directors (EDs)
Our remuneration policy, which applies to EDs, is outlined below. Remuneration is structured in two elements: fixed and variable pay. Fixed pay is set at market competitive levels appropriate for the role. Variable pay rewards the delivery of internal financial targets, key strategic priorities and individual performance, subject to risk adjustment.

Remuneration policy applicable to Executive Directors in the year

Fixed pay	Principle and description	Policy
Base salary	–To attract and retain EDs of sufficient calibre and with the skills to deliver our strategy, taking into account the demands and complexity of the role.
–Base salaries are normally reviewed annually. In reviewing base salaries the Committee considers a number of factors, including:
–The skills required and responsibilities of the role alongside the market value of those attributes;
–The requirement for base salaries to be set at a level to avoid inappropriate risk taking;
–Base salary increases across the colleague population; and
–Prevailing market and economic conditions.

Pension arrangements	–To provide a discrete element of the package to contribute towards retirement.	–All EDs receive a cash allowance in lieu of pension, in line with the average level of pension provision available to the broader workforce, currently 9% of salary.
Other benefits	–To offer a competitive package and to support employee wellbeing.
–Including but not limited to: private medical insurance for EDs and their dependants, life assurance, health screening, and relocation allowances where relevant.
–Access to Santander UK’s all-employee share schemes on the same terms as all UK employees.

Variable pay	Principle and description	Policy
Variable pay plans
–The Variable Pay Plan aims to motivate EDs to achieve and exceed annual internal targets within Santander UK’s Risk Appetite and in alignment with our business strategy and values.
–Multi-year deferral, further performance testing and delivery in Banco Santander SA shares aligns EDs’ interests to the long-term interests of Santander UK.
–Part of the award is deferred according to the requirements of the PRA Rulebook (Remuneration Part).
–The long-term Transformation Incentive Plan recognises the collective achievement of key financial and non-financial internal targets associated with the bank's ongoing transformation.

–Bonus awards under the Variable Pay Plan are discretionary and determined by reference to performance against a scorecard of financial and non-financial goals, as well as individual performance.
–40% of any bonus awarded is paid upfront after the performance year ends, and delivered at least half in shares or share-linked instruments.
–60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered at least half in shares or share-linked instruments.
–For EDs, the first three of five deferred award tranches are subject to further performance testing, which may reduce the level of payout, but not increase it.
–The Transformation Incentive is based on performance assessed over a three year period with further deferral into cash and share based awards in line with regulatory requirements.
–Share based awards are subject to a minimum twelve-month retention period following vesting.
–Malus and clawback provisions apply to variable pay for up to ten years following the grant of an award.
–The structure of variable pay awards means EDs acquire a meaningful shareholding in Banco Santander SA which may extend for a significant period post-employment. In addition, the CEO is subject to a Shareholding Policy, which ensures alignment with the long-term interests of Banco Santander shareholders. The requirement under the policy is set at two times the incumbent’s net salary upon appointment. A formal post-employment shareholding requirement is not in place.

Annual Report 2021	Santander UK Group Holdings plc 62

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration policy report continued
Our remuneration policy continues to meet regulatory requirements. Santander UK applies a 2:1 variable to fixed pay cap in line with approvals granted to Banco Santander SA by its shareholders. For control function staff, a lower ratio of 1:1 is applied, apart from in exceptional circumstances.
Executive remuneration policies
and principles
Our core values of Simple, Personal and Fair drive our remuneration policy. We focus on delivering a reward framework that is easily understood, tailored to individual roles, competitive and fair.
The key drivers of our Remuneration Policy
Alignment to culture
–To design policies aligned to the long-term success of the business which support the delivery of our strategy and reinforce our values.
–To base variable pay on a balanced scorecard of quantitative and qualitative metrics which reflect our strategic priorities across Customers, Shareholders, People and Sustainability. This ensures that our day-to-day activities align with Santander UK’s over-arching strategy and our aim of being the best bank.
Simplicity
–To ensure our approach to remuneration is transparent and easily understood.
–To operate clear structures to support each colleague to link their contribution to the success of the organisation.
Risk
–To apply a consistent approach to reward for all our employees which upholds our prudent approach to Risk Appetite set as part of a Santander UK-wide framework. Risk adjustment occurs at individual and bonus pool level.
–To provide a package that is balanced between fixed and variable pay, and short-term and long-term horizons, which aligns to our strategy whilst promoting prudent risk management.
–To ensure remuneration is compliant with applicable regulations and legislation.

Fairness
–To take into account an assessment of the EDs' performance against objectives set at the start of the year covering a range of financial, non-financial, quantitative and qualitative criteria.
–To set robust and stretching internal targets and reward exceptional performance.
–To attract, retain and motivate employees of the highest calibre by providing total remuneration which reflects individual and Company performance, is competitive, reflects the responsibilities of the role and drives the organisation’s growth and transformation.
–To consider wider employee pay when determining pay of our Executives.
Clarity
–The Committee reviews remuneration reporting on an annual basis against principles of best practice and developments in corporate governance, including the Code. Our reporting is designed to be transparent to promote effective stakeholder engagement, whilst reflective of our structure.
Predictability
–The Committee annually reviews the variable pay opportunity for individuals and the basis of the pool calculation. Due to commercial sensitivity, these are not disclosed as per the provisions of the Code. Directors’ remuneration is within the variable pay cap as approved by Banco Santander SA shareholders and set out above.
Executive Director pension alignment
In 2018, following developments in corporate governance and best practice, the Committee took the decision to reduce pension allowances for new EDs to 9% of salary, in line with the wider workforce average.
In 2019, the Committee decided to extend this approach to existing EDs, namely the CEO, on a phased basis and from 1 January 2021 this is aligned with the current workforce average.
On recruitment
When appointing a new ED, base salary is set at a market competitive level appropriate for the role, taking into consideration a range of factors including role scope and responsibilities, internal and external peer groups, relevant experience, and affordability.
Unless determined otherwise, any new ED will receive a pension allowance in line with the wider workforce average, currently 9% of salary. Benefits available will typically be aligned to the wider employee population.
Other elements of remuneration will be established in line with the Remuneration Policy, as set out in the EDs’ remuneration structure table in this report.
Relocation support and international mobility benefits may also be given. Where provided, relocation assistance will normally be a capped amount for a limited time. For an overseas appointment, the Committee will have discretion to offer benefits and pension provisions which reflect their home country market practice and align to relevant legislation.
Buy-out awards
Compensation may be provided to EDs recruited externally for the forfeiture of any award on leaving their previous employer. The Committee retains discretion to make such compensation as deemed appropriate to secure the relevant ED’s employment and will ensure any such payments align with both the long-term interests of Santander UK and the prevailing regulatory framework.
Such payments will be in line with the awards foregone as a result of leaving the previous employer taking into account value, form of awards, vesting dates and the extent to which performance conditions applied to the original awards.
Service agreements
The key terms and conditions of employment are set out in individual service agreements. These agreements include a notice period of six months from both the ED and the Company.
The agreement reserves a right for the Company to terminate employment immediately with a payment in lieu equal to the ED's fixed pay for the notice period. In the event of termination for gross misconduct, neither notice nor payment in lieu of notice is required.

Annual Report 2021	Santander UK Group Holdings plc 63

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration policy report continued
Termination payments
The impact on remuneration of variable pay and/or any termination payment for an ED leaving the Company reflects the terms of the service agreements, relevant scheme rules, regulatory requirements and the Committee’s policy relevant to the reason for leaving.
Outstanding variable pay awards will generally lapse on termination, other than where an individual is considered a ‘good leaver’. Where an ED is a good leaver, eligibility to variable pay awards will normally subsist until the relevant scheduled payment dates.
The Committee determines whether an ED is a good leaver. Usual good leaver circumstances include but are not limited to: injury, ill-health, disability, redundancy, retirement and death. The Committee may, at its discretion, determine an ED a good leaver in any other circumstances.
A framework is in place to guide the Committee to determine the discretionary circumstances when good leaver status is appropriate. Other than a payment in the event of redundancy, there are generally no other payments upon termination of employment for EDs.
In the event of a change in control, any outstanding variable pay awards will be treated in line with the relevant scheme rules, taking into account the applicable regulatory requirements.
Risk and Performance adjustment
We continue to ensure that the regulatory requirements in respect of risk and performance adjustment are met for our colleagues. All variable remuneration is subject to adjustment for current and future risks through our Additional Risk Adjustment Standard which is linked to our Board approved Risk Appetite.

The Standard provides both a formula-based assessment against Santander UK’s Risk Appetite and an additional qualitative risk event assessment that can reduce the bonus pool or individual awards to nil at the Committee’s discretion. Given commercial sensitivity, the Committee does not provide annual detail on the application of discretion as required by the Code.
Our Individual Remuneration Adjustment Standard provides a framework for the process, governance and standards relevant for decisions in relation to individual performance adjustments following an incident, including the application of malus and clawback.
Performance adjustments may include, but are not limited to:
–Reducing an award for the current year;
–Reducing the amount of any unvested deferred variable remuneration;
–Requiring an award which has not yet been paid to be forfeited; and
–Requiring repayment on demand (on a net basis) of any cash and share awards received at any time for a period of up to ten years following the date of award.
The Committee has full discretion to prevent vesting of all or part of an amount of deferred remuneration and/or to freeze an award during an ongoing investigation in a number of circumstances, including:
–Colleague misbehaviour, misconduct or material error;
–Material downturn in the performance of Santander UK or a relevant business unit; and
–Santander UK or a relevant business unit suffering a material failure of risk management.

When determining variable pay awards for individuals performing roles across Santander UK plc and Santander UK Group Holdings plc, the Santander UK Group Holdings plc Board Remuneration Committee will apply any necessary discretion based on factors related to UK group entities outside of Santander UK plc. This discretion is subject to validation by the Santander UK plc Board Remuneration Committee.
The Committee seeks input from the Chair of the Board, Chair of the Board Risk Committee, Chair of the Board Audit Committee, Chief Risk Officer, Chief Legal and Regulatory Officer, Chief HR Officer and Chief Internal Auditor when determining whether any performance or risk adjustments are required.
Policy for all employees
Our performance, reward and benefits approach across the Company supports and drives our business strategy, rewards strong performance and reinforces our values within the approved risk management framework. The general principles of the Remuneration Policy broadly apply across all colleagues where appropriate, and are designed to facilitate recruitment, motivation and retention whilst driving performance.
The composition of remuneration packages for EDs is aligned with the broader colleague population, comprising salary, pensions and benefits and eligibility for discretionary variable pay dependent on role and responsibility. The level of pension allowance for all current EDs is aligned with the current average employer contribution for the wider workforce.
The Committee annually approves the operation of variable reward schemes for all our colleagues to ensure they reward appropriate behaviour and do not incentivise activities which are outside risk appetite.

Annual Report 2021	Santander UK Group Holdings plc 64

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report
Introduction
This section of the report outlines how our Remuneration Policy was implemented for 2021.
Variable Pay Plan
To incentivise and reward EDs for achieving superior and sustained performance, our Directors participate in an annual variable incentive plan. A balance of financial and non-financial performance metrics are selected annually by the Committee and are aligned with our strategy as measured over the financial year. Multi-year deferral, further performance testing and delivery in Banco Santander SA shares ensure that EDs’ interests are aligned to the long-term interests of the business.
Both upfront and deferred awards are made at least half in shares or share-linked instruments. The deferred element is delivered over seven years, with the first three deferred tranches of awards subject to further performance testing against long-term metrics which can reduce but not increase the overall level of awards. Awards delivered in shares or share-linked instruments are subject to an additional one-year retention period from the point of delivery.
The 2021 Variable Pay Plan pool was determined based on a range of metrics using a balanced scorecard approach as follows:
Quantitative assessment
A quantitative assessment is undertaken against a balanced scorecard of financial and non-financial metrics that are key to Santander UK’s 2021 strategy. Performance metrics are reviewed annually to ensure continued alignment with strategy and, for 2021 a simplified scorecard comprised:
–Customers (Net Promoter Score)
–Shareholders
–Risk (Cost of credit)
–Capital (Contribution to Banco Santander group capital)
–Profitability (RoTE)
–Sustainability (Financial empowerment)
–People (Employee Engagement).
A profit underpin applies which requires Profit after Tax to remain positive in order to pay any award, with a reduced pool should profit reduce substantially from the prior year.
Qualitative assessment
A qualitative assessment adds context to the quantitative assessment and ensures a balanced view of performance is taken. Performance is assessed across metrics including sustainability of capital, conduct risk and contribution to Banco Santander group's Responsible Banking commitments.
Banco Santander Group Multiplier
The Committee has the discretion to adjust the pool upwards or downwards to reflect overall Banco Santander performance if appropriate.
Regional Adjustment
A Regional Adjustment was introduced in 2021. The Committee has the discretion to adjust the pool upwards or downwards to reflect the UK's contribution to performance of the Banco Santander group's European Region (comprising Spain, Portugal, Poland and the UK).
Exceptional Adjustment
Intended to cover unexpected factors or additional internal targets not covered by the quantitative or qualitative assessments. This may also include adjustments not covered in the qualitative assessments, including major risk events. No exceptional adjustments were applied to the 2021 variable awards for EDs.
UK-focused risk adjustment
Linked to Santander UK’s Risk Appetite, this provides both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay, including consideration of other risk appetite limit breaches such as reputational risk and financial crime risk. This can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.
The Committee reviews and approves remuneration governance and frameworks on an annual basis to ensure continued compliance with the relevant regulatory rules, including for ring-fencing.
Individual assessment
The allocation of the pool is based on an individual's performance, taking into account a range of factors including behaviours, conduct and risk.
Deferred long-term awards
The payment of the first three deferred tranches of the 2021 awards (36% of the total award), payable in 2025, 2026 and 2027, is conditional on the achievement of long-term objectives measured over the three-year period 2022 to 2024.
The performance measures for 2021 awards are EPS, relative TSR and compliance with the fully-loaded CET1 capital ratio. Following performance assessment, the level of awards will be adjusted accordingly.
The measures can reduce but not increase the overall value of the deferred awards. The payment of the final two deferred tranches (24% of the total award), payable in 2028 and 2029 is subject only to continued employment and ex-post risk adjustment.
Transformation Incentive Plan
This is a one-off long-term incentive plan which is designed to recognise the achievement of financial targets and an enhanced customer experience, whilst maintaining appropriate conduct controls and risk management, over the course of our transformation period.
Awards under the plan were based on performance in 2020 and granted in 2021 and performance will be assessed over the period 1 January 2021 to 31 December 2023. Awards were granted half in cash and half in share based awards (linked to the Banco Santander SA share price) and will vest in accordance with regulatory requirements.

Annual Report 2021	Santander UK Group Holdings plc 65

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report continued

2021 Business Performance and Impact
on Remuneration
In the context of financial recovery following the impact of the pandemic, we have delivered a strong financial performance in a competitive environment. Our balance sheet remains strong and resilient, and progress has been made to reduce expenses through the transformation programme. Our people have responded rapidly and positively to the challenges posed by the pandemic, to support our customers and meet their changing needs. In addition, we continue to deliver on our strategy to become a more sustainable and responsible bank.

It is in this context that the Committee made remuneration decisions in respect of the 2021 performance period. Bonus awards were enhanced in comparison to preceding years, reflecting improved financial performance. The Committee confirms that the remuneration policy operated as intended, demonstrating pay for performance alignment.
Context for decision making
The Committee ensures that broader remuneration policies and practices for employees across the Santander UK group are taken into account when setting policy for executive remuneration. The Committee reviews remuneration trends across the Santander UK group including the outcome of any pay negotiations with our recognised trade unions and considers the relationship between executive remuneration and that of other Santander UK group employees, as well as remuneration in the wider UK market when making decisions on executive pay.
The Committee oversees broader workforce remuneration policies and practices, the implementation of remuneration and related employment policies across Santander UK and the salary and variable pay awards for all Material Risk Takers. It also approves the design of any material performance-related pay plans.
As part of the monitoring of pay, the following is considered:
–Santander UK’s engagement with its recognised trade unions on pay and benefits matters for all colleagues;
–Annual pay reviews for the general employee population;
–Santander UK group-wide pension and other benefit provisions;
–The design of and overall spend on variable incentive arrangements; and
–An assessment of conduct across the business.
The Committee is focused on ensuring that colleagues are not subject to undue pressures or inappropriately incentivised. This is monitored using existing employee engagement indicators including engagement surveys.
The Committee always considers the broader stakeholder environment when setting policy or reaching decisions on executive pay.

Executive Directors’ remuneration (audited) Total remuneration of each ED for the years ended 31 December 2021 and 2020.

	Nathan Bostock (3)		Duke Dayal (4,5)
	2021	2020	2021	2020
	£000	£000	£000	£000
Salary and fees	1,680	1,680	958	950
Taxable benefits (1)	45	44	523	502
Pension	151	370	86	86
Total fixed pay	1,876	2,094	1,567	1,538
Bonus (paid and deferred) (2)	2,913	—	2,283	748
Total variable pay	2,913	—	2,283	748
Total remuneration	4,789	2,094	3,850	2,286

(1)	Taxable benefits for the EDs comprise a range of benefits including private health care, life and critical illness cover and health insurance . Included in the 2020 and 2021 benefits figure for Duke Dayal is a relocation allowance of £500,000.
(2)	The bonus values shown represent the total annual variable pay award made in respect of the relevant year. As set out in this report, awards are deferred in line with regulatory requirement. The Variable Pay Plan awards made in respect of 2020 were delivered wholly in shares.
(3)	The pension contribution received by Nathan Bostock was reduced from 35% to 22% of salary from 1 January 2020, and to 9% of salary from 1 January 2021.
(4)	An additional one-off award was delivered to Duke Dayal in recognition of his contribution to regulatory projects during his service with Santander Holdings USA prior to joining the Company, and subject to Santander UK plc corporate and individual performance conditions during 2021. The value of the award is £294,532, and is included in the bonus value for 2021.

Relative importance of spend on pay

	2021	2020	Change
	£m	£m	%
Profit from continuing operations before tax	1,858	508	266
Total employee costs	1,202	1,146	5

Annual Report 2021	Santander UK Group Holdings plc 66

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report continued
Stakeholder views
During 2021, Santander UK continued to engage with key stakeholders on remuneration related matters including its main regulators the PRA and FCA.
Regular engagement takes place with our shareholder to ensure there is alignment with remuneration constructs across the wider Banco Santander group while meeting all regulatory requirements and expectations. The outcome of these discussions drives our bonus pool construct.
Employee opinion surveys are undertaken annually on employee engagement, and discussion takes place with union representatives during the annual pay review cycle and on relevant employee reward matters on a more frequent basis. The Committee receives updates on these discussions during the year.
More frequent colleague pulse surveys were conducted throughout 2021, with the launch of Your Say enabling colleagues to share thoughts and ideas more frequently and anonymously all year round. Alongside other virtual listening forums, this gives a more frequent gauge of employee sentiment.

CEO pay ratio
Santander UK is committed to delivering fair pay which attracts, retains and motivates colleagues of the highest calibre across all grades. In line with this commitment, the Committee has oversight of compensation across the organisation, including pay ratios, and considers this when determining reward outcomes. For the third year we are voluntarily disclosing the ratio of the CEO’s total remuneration to that of UK colleagues.
The CEO's pay mix is weighted more heavily towards variable pay to incentivise the achievement of stretching internal targets and long-term value creation. This can lead to greater variability in total remuneration. In contrast, the typical pay mix of our less senior colleagues places more emphasis on fixed pay, to ensure earnings offer security and certainty, and to meet our commitment to colleague financial wellbeing.
Changes in the ratio are therefore influenced by the differences in remuneration structure, rather than an increase in pay disparity. Although the ratio in 2021 increased from 64:1 to 127:1, this reflects the fact that the 2020 ratio itself was significantly reduced because the CEO did not receive a bonus for 2020 and the available bonus pool was allocated towards less senior colleagues.
The 2021 ratio is aligned to the 2019 equivalent (129:1). In assessing the pay ratio, the Committee is confident that the Company's policy on remuneration is fair and consistent with our all-employee pay policies .
Advice and support provided to the
Committee
As permitted by its Terms of Reference, the Committee has engaged the advice and support of Deloitte LLP (Deloitte) as independent remuneration consultants at the expense of the Company. Total fees (excluding VAT) for advice and support provided to the Committee in 2021 were £199,050 (2020: £143,600). Deloitte was first appointed as Adviser to the Committee following a formal tender process conducted in 2015, and the Committee reviews Deloitte's independence and effectiveness annually. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the Code of Conduct in relation to executive remuneration consulting in the UK.
The Committee is satisfied that the Deloitte engagement partner and team that provides remuneration advice to the Committee do not have connections with Santander UK that may impair their independence, following review in 2021.
In 2021, Deloitte also provided unrelated tax, advisory, risk, assurance and consulting services to Santander UK.
By Committee invitation, the Chair, CEO and designated representatives from business functions attend meetings as appropriate to advise on HR, Risk, Legal and Regulatory matters in support of the Committee's work. Attendees included the Chief HR Officer, Performance & Reward Director, CLRO, CRO and Company Secretary.

CEO pay ratio

	Methodology (1)	25th percentile	Median	75th percentile
2021 CEO pay ratio	Option A	183:1	127:1	71:1
2020 CEO pay ratio (4)	Option A	88:1	64:1	37:1
2019 CEO pay ratio	Option A	178:1	129:1	76:1
	CEO remuneration (3)	25th percentile (2)	Median (2)	75th percentile (2)
2021 CEO pay ratio	£	£	£	£
Total salary £	1,680,000	21,126	29,047	46,824
Total remuneration £	4,789,480	26,138	37,808	67,422

(1)	Employee pay is calculated based on the 'Option A' methodology. We have chosen Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
(2)	Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued during the 2021 financial year, and variable pay is either based on actual bonuses in respect of the 2021 year (where these are available) or modelled target bonuses where actuals are not yet available.
(3)	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
(4)	The 2020 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2020 year, in addition to target bonuses for eligible colleagues. The 2020 ratios have now been recalculated using 2020 fixed pay and bonuses paid in 2021 in respect of 2020 for all employees. There was no change to the previously published ratios.

Annual Report 2021	Santander UK Group Holdings plc 67

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report continued

Chair and Non-Executive Director remuneration
The Chair’s fee is reviewed and approved by the Committee. The fees paid to NEDs are reviewed and approved by the CEO and the Chair. Fees are reviewed annually taking into account the market rate and time commitment for the role. The Chair is paid an all-inclusive base fee. NEDs are paid a base fee, with a supplement for serving on or chairing a Board Committee.
All NEDs and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair where twelve months’ written notice is required.
Neither the Chair nor the NEDs have the right to compensation on the early termination of their appointment beyond payments in lieu of notice at the option of Santander UK. In addition, neither the Chair nor the NEDs are eligible for pension scheme membership or incentive arrangements.

Chair and Board Committee member fees

	1 January 2021	1 January 2020
	£000	£000
Chair (inclusive of membership fee)	675	675
Board member	95	95
Additional responsibilities
Senior Independent Director	45	35
Chair of Board Risk Committee	65	65
Chair of Board Audit Committee	60	60
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	30	30
Membership of Board Audit Committee	25	25
Membership of Board Responsible Banking Committee	25	25
Membership of Board Remuneration Committee	25	25

(1) Note a review of fees took place in late 2020, with changes being effective from 1 January 2021 .

	2021 Fees	2020 Fees	2021 Expenses	2020 Expenses	2021 Benefits	2020 Benefits	2021 Total	2020 Total
Non-Executive Directors	£000	£000	£000	£000	£000	£000	£000	£000
Chair
William Vereker (1)	675	120	—	—	2	1	677	121
Shriti Vadera	—	563	—	—	—	47	—	610
Independent Non-Executive Directors
Ed Giera	287	214	—	—	—	—	287	214
Chris Jones	235	214	4	—	—	—	239	214
Scott Wheway	—	165	—	2	—	—	—	167
Banco Santander nominated Non-Executive Directors (6)
Ana Botin (2)	—	—	—	—	—	—	—	—
Bruce Carnegie-Brown (3)	—	—	—	—	—	—	—	—
Antonio Simoes (4)	—	—	—	—	—	—	—	—
Pamela Walkden (5)	31	—	—	—	—	—	31	—
(1)William Vereker joined on 1 October 2020 and was appointed Board Chair on 1 November 2020. His taxable benefit relates to private health care.
(2)Ana Botin stepped down on 30 April 2021.
(3)Bruce Carnegie-Brown stepped down on 30 September 2021.
(4)Antonio Simoes was appointed on 30 April 2021.
(5)Pamela Walkden was appointed on 1 October 2021. Fees received are in respect of services from that date.
(6)With exception of Pamela Walkden, none of the Banco Santander nominated Non-Executive Directors received any fees or expenses.

Annual Report 2021	Santander UK Group Holdings plc 68

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board and Committee membership and attendance

The Directors’ attendance for the Board and Board Committee meetings held in the year is set out below. Meetings for the Board and Board Committees are held concurrently with Santander UK plc, with items of business specific to each company identified and recorded as appropriate, reflecting the decisions taken by the Board of the relevant entity.

		Board		Audit Committee		Risk Committee		Remuneration Committee		Responsible Banking Committee		Nomination Committee
		Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended
Chair	William Vereker	8/8	2/2	-	-	-	-	-	-	-	-	7/7	5/5
Independent Non-Executive Directors	Chris Jones	8/8	2/2	9/9	-	9/9	1/1	6/6	4/4	5/5	-	-	-
	Ed Giera	8/8	2/2	9/9	-	9/9	1/1	6/6	4/4	5/5	-	7/7	5/5
Banco Santander nominated Non-Executive Directors	Antonio Simoes 1	5/5	2/2	-	-	-	-	-	-	-	-	-	-
	Pamela Walkden [2]	2/2	2/2	-	-	2/2	-	-	-	-	-	2/2	1/1
	Ana Botin [3]	2/3	-	-	-	-	-	-	-	-	-	-	-
	Bruce Carnegie-Brown 4	6/6	-	-	-	-	-	-	-	-	-	5/5	4/4
Executive Directors	Nathan Bostock	8/8	2/2	-	-	-	-	-	-	-	-	-	-
	Duke Dayal	8/8	1/1	-	-	-	-	-	-	-	-	-	-

1	Antonio Simoes joined on 30 April 2021
2	Pamela Walkden joined on 1 October 2021
3	Ana Botin resigned on 30 April 2021
4	Bruce Carnegie-Brown resigned on 30 September 2021

Santander UK plc
The Directors' attendance for the Santander UK plc Board and Board Committee meetings held in the year is set out below. Meetings for the Board and Board Committees are held concurrently with Santander UK Group Holdings plc, with items of business specific to each company identified and recorded as appropriate, reflecting the decisions taken by the Board of the relevant entity.

		Board		Audit Committee		Risk Committee		Remuneration Committee		Responsible Banking Committee		Nomination Committee
		Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended
Chair	William Vereker	8/8	2/2	-	-	-	-	-	-	-	-	7/7	5/5
Independent Non-Executive Directors	Annemarie Durbin	8/8	2/2	9/9	-	9/9	1/1	6/6	4/4	5/5	-	7/7	5/5
	Chris Jones	8/8	2/2	9/9	-	9/9	1/1	6/6	4/4	5/5	-	-	-
	Ed Giera	8/8	2/2	9/9	-	9/9	1/1	6/6	4/4	5/5	-	7/7	5/5
	Garrett Curran	8/8	2/2	8/9	-	9/9	1/1	-	-	5/5	-	-	-
	Mark Lewis	8/8	2/2	-	-	9/9	1/1	6/6	4/4	5/5	-	-	-
	Nicky Morgan [1]	2/3	2/2	3/3	-	3/3	-	-	-	2/2	-	-	-
	Genevieve Shore [2]	4/4	-	4/4	-	4/4	0/1	3/3	-	2/3	-	-	-
Banco Santander nominated Non-Executive Directors	Dirk Marzluf	8/8	2/2	-	-	-	-	-	-	-	-	-	-
	Antonio Simoes [3]	5/5	2/2	-	-	-	-	-	-	-	-	-	-
	Pamela Walkden [4]	2/2	2/2	-	-	2/2	-	-	-	-	-	2/2	1/1
	Ana Botin [5]	2/3	-	-	-	-	-	-	-	-	-	-	-
	Bruce Carnegie-Brown [6]	6/6	-	-	-	-	-	-	-	-	-	5/5	4/4
Executive Directors	Nathan Bostock	8/8	2/2	-	-	-	-	-	-	-	-	-	-
	Duke Dayal	8/8	1/1	-	-	-	-	-	-	-	-	-	-
	Susan Allen [7]	3/3	-	-	-	-	-	-	-	-	-	-	-
	Tony Prestedge [8]	4/5	-	-	-	-	-	-	-	-	-	-	-

1	Nicky Morgan joined on 10 August 2021
2	Genevieve Shore resigned on 30 June 2021
3	Antonio Simoes joined on 30 April 2021
4	Pamela Walkden joined on 1 October 2021
5	Ana Botin resigned on 30 April 2021
6	Bruce Carnegie-Brown resigned on 30 September 2021
7	Susan Allen resigned on 28 April 2021
8	Tony Prestedge resigned on 28 July 2021

Annual Report 2021	Santander UK Group Holdings plc 69

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors' report
Introduction
The Directors submit their report together with the financial statements for the year ended 31 December 2021. The information in the Directors’ Report is unaudited, except where marked.
Corporate structure, Subsidiaries and Branches
Santander UK Group Holdings plc is a subsidiary of Banco Santander SA, a Spanish retail and commercial bank with a market share in ten core countries in Europe and the Americas.
Santander UK was formed from two former building societies, Abbey National and Alliance & Leicester, together with the branch network and savings business of Bradford & Bingley, and has operated under a single brand since 2010.
The ordinary shares of the Company are unlisted and are all held directly and indirectly by Banco Santander SA.
Santander UK plc's preference shares are listed on the London Stock Exchange.
Both the Company and Santander UK plc have other equity instruments in the form of AT1 securities listed on various securities exchange markets, including the London Stock Exchange and Euronext Dublin.
In addition, the Company and Santander UK plc are subject to US Securities Exchange Act reporting requirements as they have debt securities registered in the United States.
The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated in England and Wales, and a number of directly and indirectly held subsidiaries and associates. The Company directly or indirectly holds 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration.
As a result of ring-fencing implementation in 2018, and requirements set out in the Financial Services (Banking Reform) Act 2013, Santander UK plc and its subsidiaries comprise of only entities whose business is permitted under the Act as a ring-fenced bank. Other entities including Santander Financial Services plc are directly or indirectly owned by the Company. Santander Financial Services plc has branch offices in the Isle of Man and in Jersey. For more information, see Note 19.
Result and dividends
For details of the results for the year, see the Income Statement in the Consolidated Financial Statements. For more on the dividends, see Note 10.
Details of Santander UK’s activities and business performance in 2021, together with an indication of future outlook, are set out in the Strategic report and the Financial review.
Events after the balance sheet date
There have been no material post balance sheet events, except as set out in Note 45.
Directors
Further information including biographical details of the current Directors are outlined in the Board of Directors section. Details of their emoluments and interests in shares are set out in the Directors’ Remuneration implementation report. Changes to the composition of the Board can be found in the Board of Directors section with more details in the Chair’s report on Corporate Governance, and the relevant Committee Chairs’ reports.
Appointment and retirement of Directors
All Directors are appointed and retired in accordance with the Company’s Articles of Association, the UK Companies Act 2006 and the UK Group Framework.
The following appointments took place in 2021:Antonio Simoes and Pamela Walkden. In 2021, the Board also resolved to appoint Mike Regnier and Lisa Fretwell as Directors, both of whom join the Company in 2022. The following resignations took place in 2021: Ana Botin and Bruce Carnegie-Brown.
Further details are set out in the governance section.
The Articles of Association require each Director to retire every year at the Annual General Meeting and any Director may offer themselves for re-election by members.
Directors’ indemnities
Directors’ and Officers’ liability insurance cover was in place throughout 2021, in addition to a deed of indemnity to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Directors’ period of office from the date of appointment until such time as any limitation periods for bringing claims against the Directors have expired. The Directors of the Company, including former Directors who resigned in the year, benefit from these deeds of indemnity.
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
Communication
Santander UK aims to involve and inform employees on matters that affect them. The intranet is a focal point for communications and the ‘AskHR’ website connects employees to all the information they need about working for Santander UK. We also use face-to-face communication, such as team meetings and roadshows for updates.
Santander UK regularly considers employees’ opinions and asks for their views on a range of issues through regular engagement and surveys.
Consultation
Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (CWU), who collectively negotiate on behalf of approximately 99.5% of our UK workforce. Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals including those relating to change across the business at both national and local levels.

Annual Report 2021	Santander UK Group Holdings plc 70

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors' report continued

Employee share ownership
Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP). Those employees who are designated as Material Risk Takers receive part of their annual bonus awards in Banco Santander SA shares. Details of the plans and the related costs and obligations can be found in the Notes.
Disability
Santander UK is committed to equality of employment, access and quality of service for disabled people and complies with the UK Equality Act 2010 throughout its business operations. Santander UK has processes in place to help train, develop, retain and promote employees with disabilities. We are a Disability Confident Employer achieving the 'Leader' level. We are committed to giving full and fair consideration to employment applications by disabled people, having regard to their particular aptitudes and abilities, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustment in the workplace.
Engagement with stakeholders and employees
Santander UK recognises the importance of fostering relationships with its principal stakeholders and that this is key to the long-term success of our business. We understand the importance to act fairly and responsibly between members of the Company.
Streamlined Energy and Carbon Reporting (SECR)
For details on our energy use, carbon emissions and efficiency measures implemented in 2021, including scope 1, 2 and 3 data, see the SECR section, under Climate and Ethics in the Sustainability Review in the Strategic Report.
Political contributions
In 2021 and 2020, no contributions were made for political purposes and no political expenditure was incurred by the Company.
Share capital
Details about the structure of the Company’s capital can be found in Note 32.
For details of employee share schemes and how rights are exercisable, see Note 37.
The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association as determined by the Companies Act 2006.
Financial instruments
The financial risk management objectives and policies of Santander UK and the policy for hedging, along with details of Santander UK's exposure to credit risk, market risk and liquidity risk are set out in the Risk review.
Research and development
Santander UK has a comprehensive product approval process and policy. New products, campaigns and business initiatives are reviewed by Santander UK’s Proposition Approval Forum.
Supervision and regulation
Some of Santander UK’s subsidiaries and joint venture companies are authorised by both the FCA and the PRA (dual regulated) or the PRA or the FCA (solo regulated).
While Santander UK operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the rules of the Securities and Exchange Commission (the SEC) for its debt securities listed in the US.
Internal controls
Risk management and internal controls
The Board and its Committees are responsible for reviewing and ensuring the effectiveness of management’s system of risk management and internal controls.
We have carried out a robust assessment of the principal and emerging risks facing Santander UK including those that would threaten its business model, future performance, solvency or liquidity. Details of our principal risks, our procedures to identify emerging risks, and an explanation of how these are being managed or mitigated are set out in the Risk review. A summary of our Top and Emerging Risks is also set out in the Strategic report. For more details, see the Risk review and the Strategic report.
Management’s report on internal control over financial reporting
Internal control over financial reporting is a component of an overall system of internal control. Santander UK’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Santander UK’s internal control over financial reporting includes:
–Policies and procedures that relate to the maintenance of records that fairly and accurately reflect transactions and dispositions of assets
–Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management
–Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or because the degree of compliance with policies or procedures may deteriorate.
Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2021 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in May 2013.
As a registrant under the US Securities Exchange Act of 1934, Santander UK Group Holdings plc’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting in order to ensure the accuracy and reliability of Santander UK Group Holdings plc’s Financial Statements and the Form 20-F submitted to the SEC.
In line with COSO and SEC requirements, those controls recognised as Sarbanes-Oxley applicable are subject to annual testing and certification by management including an attestation by the CEO and the CFO that the controls are operating effectively and that the internal control over financial reporting can be relied on.

Annual Report 2021	Santander UK Group Holdings plc 71

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors' report continued
All Sarbanes-Oxley control weaknesses identified are captured, assessed and included within the year end assessment of the reliability of the Internal Control environment. These weaknesses are reported on an ongoing basis to the Board Audit Committee to ensure continuous improvements to the control environment are achieved.
Based on this assessment, management concluded, as at31 December 2021, that Santander UK’s internal control over financial reporting was effective.
Disclosure controls and procedures over financial reporting
Santander UK’s management has evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls at 31 December 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon this evaluation, the CEO and the CFO have concluded that, at 31 December 2021 Santander UK’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that it files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.
Changes in internal control over financial reporting
The internal control environment over financial reporting has been enhanced with 100% of key controls independently tested for both design and operational effectiveness within the period (in prior periods independent testing has been focused on the higher inherent risk areas).
Statements of Compliance
The UK Corporate Governance Code 2018
Santander UK has opted to comply with the Code wherever applicable in order to achieve best standards of corporate governance.
The Code applied to the financial year ended 31 December 2021. The Board confirms that it applied the principles and complied with those provisions of the Code throughout the year, except as follows:
–Provision 5: The Company has not appointed a NED to represent the views of the workforce, as this entity does not have a workforce. For details, see 'Views of the workforce at the Board' in the Corporate Governance Section
–Provision 11: The Company does not comply with the requirement for at least half the Board, excluding the Chair, to be NEDs whom the Board considers to be independent . We have assessed the implications and believe that the approach we follow is appropriate for our size and ownership structure. Furthermore, no one person or group of individuals dominates the Board’s decision-making. For details, see Board membership in the Chair’s Report on Corporate Governance.
–Provision 17: The Company does not comply with the requirement for the Board Nomination Committee membership to comprise a majority of INEDs, following the appointment of Pamela Walkden on 1 October 2021. Whilst Pamela Walkden is not an INED, her credentials and experience were felt to be invaluable to the Board Nomination Committee. We have assessed the implications and believe that the approach we follow is appropriate for our size and ownership structure. Pamela Walkden replaced Bruce Carnegie-Brown who was also a GNED.
–Provision 24: The Board Audit Committee comprised of two independent members in 2021, with a third member joining as an INED in January 2022. For details, see the 'Board Committees' in the Chair’s Report on Corporate Governance section
–Provision 25: The Board Risk Committee, since October 2021, has not been composed of INEDs, following the appointment of a GNED as an additional member. We have assessed the implications and believe that the approach we follow is appropriate for our size and ownership structure, recognising the experience and expertise that the GNED brings to the Committee.
–Provision 36: The Remuneration Committee has not developed a policy for post-employment shareholding requirements. However, the structure of variable pay for EDs and other senior executives ensures that they acquire a meaningful shareholding in Banco Santander SA which is held over a period of up to eight years and which extends for a significant period post employment. For details, see the Remuneration Policy Report
–Provisions 40 and 41: When determining executive remuneration policy and practices, the Remuneration Committee addresses the factors of clarity, simplicity, risk, predictability, proportionality, and alignment to culture, and in particular how our policy and practices align to Santander UK’s core values of Simple, Personal and Fair. Due to commercial sensitivity, whilst we have chosen to provide details of our pay arrangements beyond the requirements for an entity with our ownership structure, we have chosen not to provide all of the disclosures required by Provision 41. The details not provided relate to (1) the extent to which discretion has been applied to remuneration outcomes and the reasons why and (2) a description, with examples, of how the remuneration committee has addressed the factors in Provision 40 (specifically predictability as we do not provide the range of possible values of rewards to individual directors). Specific engagement does not take place with the workforce to explain how executive remuneration aligns with wider company pay policy. However, an explanation is publicly available for employees in the Directors’ Remuneration Report and the RFB Committee Chair, who also has the responsibility for the role of the Santander UK plc Employee Designated NED, holds a number of online engagement events which provides opportunities for employees to share their views and ask questions on this subject. Details of the structure of our remuneration arrangements and key considerations of the Committee in the year are included in the Remuneration Committee Chair's Report, Remuneration Policy and Implementation Reports.
UK Finance Code for Financial Reporting Disclosure
Santander UK’s financial statements for the year ended 31 December 2021 have been prepared in compliance with the principles of the UK Finance Code for Financial Reporting Disclosure.

Annual Report 2021	Santander UK Group Holdings plc 72

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors' report continued
Going concern
The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. In making their going concern assessment in connection with preparing the financial statements, the Directors considered a wide range of information similar to that considered as part of their assessment of longer-term viability including Santander UK’s long-term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments. The Directors' assessment included consideration of the ongoing impacts of the Covid-19 pandemic.
Having assessed this information and the principal risks and uncertainties, the Directors are satisfied that the Santander UK group has adequate resources to continue operations for a period of at least twelve months from the date of this report and therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
Ethical Code of Conduct
Santander UK is committed to ensuring we hold ourselves to high ethical standards. This means adhering to laws and regulations and also conducting business in a responsible way, and treating all stakeholders with fairness and respect. These principles are reflected in Santander UK’s Ethical Code of Conduct, which sets the standards expected of all employees and forms part of the terms and conditions of employment.
Maintaining high standards of professional and personal conduct helps Santander identify, manage and respond to risks, creates a positive, collaborative working environment and it ensures positive customer interactions and outcomes.

Annual Report 2021	Santander UK Group Holdings plc 73

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors' report continued
Among the requirements set out in the Ethical Code of Conduct we expect employees to:
–Act with integrity in all their business actions and relationships on behalf of Santander UK
–Not use their authority or position for personal gain
–Speak up and report risks
–Conduct business relationships in a transparent manner
There are numerous policies which support employees to meet these expectations and to ensure Santander UK remains a Simple, Personal and Fair bank for its colleagues, customers, shareholders and the communities it serves.
The Ethical Code of Conduct applies to all employees including permanent and temporary employees as well as EDs and NEDs. The SEC requires companies to disclose whether they have a code of ethics that applies to the CEO and senior financial officers which promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations, and accountability for adherence to such a code of ethics.
The Santander UK group meets these requirements through its Ethical Code of Conduct and supporting policies, including but not limited to the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Businesses, and the FCA’s Statements of Principle and Code of Practice for Approved Persons, with which the CEO and senior financial officers must comply.
These include requirements to manage conflicts of interest appropriately and to disclose any information the FCA may request. Copies of these documents are available to anyone, free of charge, on application to Santander UK Group Holdings plc, 2 Triton Square, Regent’s Place, London NW1 3AN.

Disclosure of information to Auditors
Each of the Directors at the date of approval of this report confirms that:
–So far as the Director is aware, there is no relevant audit information of which Santander UK’s auditor is unaware
–The Director has taken all steps that they ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that Santander UK’s auditor is aware of that information.
This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.
Auditor
PricewaterhouseCoopers LLP will continue in the office of auditor. A resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting.
By Order of the Board

John Mills
Company Secretary
1 March 2022
2 Triton Square,
Regent’s Place,
London NW1 3AN

Annual Report 2021	Santander UK Group Holdings plc 74

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk review
The Risk review consists of unaudited financial information unless otherwise stated. The audited financial information is an integral part of our Consolidated Financial Statements.

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

	Contents

	Risk governance	76
	Introduction	76
	Risk Framework	76
	Risk Appetite	81
	Stress Testing	82
	How risk is distributed across our business	82
	TCFD	83
Since 2017, the Banco Santander group has supported the Taskforce on Climate-related Financial Disclosures (TCFD) and in the UK we are implementing the TCFD recommendations and taking action to meet the expectations set by the PRA, BoE and FCA. We structure our climate reporting in accordance with the TCFD recommendations and framework for disclosure.	Credit risk	96
	Risk management	96
	Santander UK group level	117
	Retail Banking	129
	Consumer Finance	140
	Corporate & Commercial Banking	142
	Corporate Centre	148
	Corporate & Investment Banking	151
	Market risk	153
	Non-traded market risk	153
	Traded market risk	157
	Liquidity risk	158
	Capital risk	167
	Pension risk	173
	Operational risk & resilience	177
	Conduct and regulatory risk	183
	Other key risks	186
	Financial crime risk	186
	Legal risk	188
	Strategic and business risk	188
	Reputational risk	189
	Model risk	190

Annual Report 2021	Santander UK Group Holdings plc 75

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk governance
INTRODUCTION
Santander UK Group Holdings plc is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy with some overlap in membership, albeit the principal business activities of the Santander UK group are carried out by Santander UK plc and its subsidiaries (the Santander UK plc group). The Company’s Risk Frameworks have been adopted by its subsidiaries to ensure consistent application.
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance, withstand stresses, such as the impacts of the Covid-19 pandemic, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.
Detailed discussions of the impact of Covid-19 on specific risk types are set out in the relevant sections of this Risk review.

RISK FRAMEWORK
How we define risk
Risk is any uncertainty about us being able to achieve our business objectives. It covers both financial and non-financial risks (NFRs). NFR is a broad term usually defined by exclusion, i.e. any risks other than the traditional financial risks of Credit, Market, Liquidity, Capital and Pension, and Strategic and business risk. Risk can be split into a set of risk types, each of which could affect our results and our financial resources. Enterprise wide risk is the aggregate view of all the risk types described below:

Risk types	Description
Credit	The risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for whom we have assumed a financial obligation.
Market
Non-traded market risk – the risk of loss of income, economic or market value due to changes to interest rates in the non-trading book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through a change to revenues, assets, liabilities and off-balance sheet exposures in the non-trading book.
Traded market risk – the risk of changes in market factors that affect the value of positions in the trading book.

Liquidity	The risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.
Capital	The risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements and market expectations.
Pension	The risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.
Operational risk & resilience
The risk of loss due to inadequate or failed internal processes, people and systems, or external events. We give a particular focus to the following risks which we mitigate through our management of Operational risk & resilience:
Cyber – Cyber risk refers to threats in cyberspace, using the internet, mobile or digital technologies. Cyberspace refers to the information technologies used to store, modify and communicate information. It includes internet, information systems, mobile devices and digital technologies that support business, infrastructure and services.
Fraud – The risk associated with an attempted or successful fraud being committed against us, a customer or a third party. We define fraud as seeking to obtain a financial benefit by the use of deception or dishonesty with the intention to deprive or disadvantage us, our customers or other parties.
IT – IT risk is any event related to the use of technology that supports business processes that may result in the unavailability or failure in systems or processing errors causing an impact to our customers or operations.
People – People risk include all risks related to employees and third parties working for us, covering resource management, health & safety and employee relations.

Third party – The risk that may arise when we use third-party suppliers to provide us with goods, services or activities.
In 2021, we retitled our governing framework from 'Operational Risk Framework' to ‘Operational Risk & Resilience Framework’. This was to reflect the importance of operational resilience and the intrinsically close link between the managing of operational risk and the operational resilience of the organisation.

Annual Report 2021	Santander UK Group Holdings plc 76

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk types	Description
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

Other risk types
Financial crime risk – the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption. Failure to meet our legal and regulatory obligations could result in criminal or civil penalties against Santander UK or individuals, as well as affecting our customers and the communities we serve.
Legal risk – the risk of an impact arising from legal deficiencies in contracts; failure to protect assets; failure to manage legal disputes appropriately; failure to assess or implement the requirements of a change of law; or failure to comply with law or regulation or to discharge duties or responsibilities created by law or regulation.
Strategic and business risk – the risk of significant loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.
Reputational risk – the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.
Model risk – the risk that the predictions of our models may be inaccurate, causing us to make sub-optimal decisions, or that a model may be used inappropriately.

Top and emerging risks
Several of our risk types also have top risks associated with them. We regularly review the top risks that could impact our business, customers and shareholders, and they are monitored at each meeting of the ERCC and BRC. The top risks we actively monitored over 2021 are set out in the relevant section of this Risk review and summarised in the ‘Top risks’ section of the 'Risk management overview' in the Strategic report. Our top risks included risks arising from Climate change, Financial crime, IT, Covid-19, Operational risks, Conduct and regulation, Brexit, Regulatory Capital, pension risk, and Ring-Fencing.
We also regularly review emerging risks that could impact our business, customers and shareholders, including regular review and discussion at the ERCC and BRC. The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as broader geo-political, environmental and social risks, technology change, customer behaviour, market competition, regulation, government, digital assets and disruption of UK macro-economic factors. Emerging risks actively monitored over 2021 are set out in the relevant section of this Risk review and summarised in the ‘Emerging risks’ section of the 'Risk management overview' in the Strategic report.
In 2021, we did not add any new emerging risks to our monitor, although we transitioned Data management and Climate change to top risks. We also continued to monitor previously identified emerging risks including changing customer behaviour, rapid technological change, IBOR transition and inflation risk, which became more prominent in the year.
Key elements
Our Risk Framework sets out how we manage and control risk. In 2021, we enhanced some of the standards to provide more details and clarity on the relationship between, and roles of, Banco Santander SA and Santander UK, climate related risk drivers whether physical or transition-led, and the development of risk methodologies and quantitative models.
As a group, Banco Santander supports the recommendations of the TCFD, which aim to improve disclosure of climate financial risks and opportunities. We also welcome the UK developments of the PRA and FCA to improve management and disclosure of climate change related risks. In October 2019, we submitted an initial implementation plan to the PRA to address the expectations set out in Supervisory Statement 3/19 ‘Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change’. Alongside this plan, we added responsibility for climate related financial risks to the Statement of Responsibility of the CRO as SMF holder. Delivering on our plan will be a multi-year programme. We are targeting the end of 2022 to achieve full adoption, aligned to the implementation path recommended by the TCFD.

Annual Report 2021	Santander UK Group Holdings plc 77

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
The Board reviews and approves our Risk Culture Statement every year. Senior executives are responsible for promoting our risk culture from the top. They drive cultural change and increased accountability across the business. We reinforce our Risk Culture Statement and embed our risk culture in all our business units through our Risk Framework, Risk Certifications and other initiatives. This includes highlighting that:
–It is everyone’s personal responsibility to play their part in managing risk
–We must Identify, Assess, Manage and Report risk quickly and accurately
–We make risk part of how we assess our people’s performance and how we recruit, develop and reward them
–Our internal control system is essential to ensure we manage and control risk in line with our principles, standards, Risk Appetite and policies.
We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms that they have managed risk effectively in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions to be taken to correct them. This is a tangible sign of the personal responsibility that is such a key part of our risk culture.

Our risk culture programme – I AM Risk
The Covid-19 pandemic created additional risks in our business. At the same time, we continued with significant transformation programme activities, while dealing with a highly competitive financial services sector and a challenging political and regulatory environment. At times of change, it is important that we make the decisions that help us achieve our goals while supporting and protecting our colleagues and customers. I AM Risk continues to play a key part in our aim to be the best bank for our people, customers, shareholders and communities. Our I AM Risk approach aims to make sure our people:

–Identify risks and opportunities –Assess their probability and impact –Manage the risks and suggest alternatives –Report, challenge, review, learn and ‘speak up’.
I AM Risk is how we make risk management part of everyone’s life as a Santander UK employee from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk to speak up and to come up with ideas. We use I AM Risk in our risk certifications, policies, frameworks and governance, and risk-related communications. We also include it in reward arrangements and in mandatory training. To support general awareness, our learning websites include videos and factsheets.
As part of I AM Risk, we include mandatory risk objectives for all our people in our performance management processes – from our Executive Committee to branch staff. The Executive Committee leads our culture initiatives under the CEO’s sponsorship. In our most recent employment engagement survey, 93% of employees recognised their personal responsibility for the risks they face in their day-to-day work. This demonstrates how we have embedded risk management in our culture.
In June 2021, we launched our new recognition platform for Santander UK staff, including, for the first time, the ability to specifically recognise colleagues for demonstrating strong risk culture behaviours, with the use of a bespoke ‘I AM Risk’ tag.
I AM Risk in Action - Our Covid-19 Response
Our I AM Risk ethos was demonstrated through our response to Covid-19. Since the start of the Covid-19 pandemic, we have all had to adjust to new ways of working, but the common risks remain, irrespective of our working environment. We now review the increased risks of remote and hybrid working as part of business-as-usual and the mandatory training material we launched in 2020 to support our colleagues in their new ways of working was refreshed to help them to continue to protect our customers and themselves, regardless of their specific working location. As 2021 progressed, we supported our colleagues in branches and those gradually returning to offices, to comply with the relevant government guidelines.
I AM Risk Week 2021
In November 2021, we once again joined colleagues from across the Banco Santander group to celebrate our risk culture, with an emphasis on our personal responsibility and accountability for managing risk, to speak up, reminders of how to manage our common risks and why good conduct and compliance matter. During this time, we encouraged our colleagues to use our I AM Risk resources to:
–Attend global risk related webinars focused notably on Financial Crime, Fraud, Reputational, Social and Climate Change risks and Speak Up.
–Recognise a colleague for good risk behaviour
–Use the Santander Speak Up toolkit, which provides helpful information and guidance to build confidence in speaking up.

Annual Report 2021	Santander UK Group Holdings plc 78

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our risk governance structure
We are committed to the highest standards of corporate governance in every part of our business, including risk management. For details of our governance, including the Board and its Committees, see the ‘Governance’ section of this Annual Report. The Board delegates certain responsibilities to Board Level Committees as needed and where appropriate. Our risk governance structure strengthens our ability to identify, assess, manage and report risks, as follows:
–Committees: A number of Board and Executive committees are responsible for specific parts of our Risk Framework
–Key senior management roles: A number of senior roles have specific responsibilities for risk management
–Risk organisational structure: We have the ‘three lines of defence’ model built into the way we run our business.

Committees
The Board and Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities
The Board (including the Santander UK plc Board)	–Has overall responsibility for business execution and for managing risk
–Reviews and approves the Risk Framework and Risk Appetite
Board Risk Committee (BRC)	–Assesses the Risk Framework and recommends it to the Board for approval
–Advises the Board on our overall Risk Appetite, tolerance and strategy
–Oversees our exposure to risk and our strategy and advises the Board on both
–Reviews the effectiveness of our risk management systems and internal controls

–Receives regular updates on financial crime compliance measures and risks including money laundering, bribery and corruption and sanctions compliance and monitors KPIs to measure progress to return to approved Board risk appetite and sustain returns to Board risk appetite

Board Responsible Banking Committee	–Responsible for culture and operational risk from conduct, compliance, competition & legal matters
–Reviews reports from the CLRO on the adequacy and effectiveness of the compliance function
–Ensures that adequate and effective control processes are in place to identify and manage reputational risks
–Oversees our Corporate Social Responsibility programme and how it impacts on employees, communities, the environment including sustainability and climate change, reputation, brand and market positioning

Board Audit Committee	–Monitors and reviews the financial statements integrity, and any formal announcements on financial performance
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function
–Oversees the independence and performance of our auditors
Board Remuneration Committee	–Oversees implementation of remuneration policies, ensuring they promote sound and effective risk management
The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee	–Reviews business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve
–Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken
Senior Management Committee	–Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged
–Reviews updates on key risk issues, customer, reputational and conduct matters
Executive Risk Control Committee (ERCC)	–Reviews Risk Appetite proposals before they are sent to the Board Risk Committee and the Board to approve
–Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
–Reviews and monitors our risk exposures and approves any corrective steps we need to take
Asset and Liability Committee (ALCO)	–Reviews liquidity risk appetite (LRA) proposals
–Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board
–Reviews and monitors key asset and liability management activities to ensure we keep our exposures within our Risk Appetite
Pensions Committee	–Reviews pension risk appetite proposals
–Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding
–Consults with the pension scheme trustees on the scheme’s investment strategy
Capital Committee	–Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework
–Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve
Incident Accountability Committee	–Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments
–Presents recommendations to the Board Remuneration Committee
Credit Approval Committee	–Approves corporate and wholesale credit transactions which exceed levels delegated to lower level forums or individuals
Investment Approval Committee	–Approves equity type investment transactions which exceed levels delegated to lower level approval forums or individuals
Financial Crime Committee
–Ensures due reporting, consideration, oversight and informed decision making regarding compliance by the Company and its subsidiaries with financial crime laws and regulations, and best industry practice aligned to the Company’s stated risk appetite

Annual Report 2021	Santander UK Group Holdings plc 79

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Key senior management roles
Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities
Chief Executive Officer	The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO must also ensure we have a suitable system of controls to manage risks and report to the Board on it.
Chief Risk Officer (CRO)	Oversees and challenges risk activities, and ensures lending decisions are made within our Risk Appetite. Accountable for control and oversight of credit, market, liquidity, capital, pension, strategic & business, operational, model risk and risks associated with climate change.
Chief Legal and Regulatory Officer (CLRO)	Accountable for the control and oversight of legal, conduct and regulatory, reputational and financial crime risk, and is responsible for reporting on these risks to the CRO, to provide the CRO with a holistic enterprise wide view of all risks.
Chief Financial Officer	Responsible for developing strategy, leadership and management of the CFO Division. In supporting our corporate goals within our risk appetite, the CFO is responsible for managing interest rate, liquidity, pension and capital risks. The CFO aims to maximise the return on Regulatory and Economic Capital, ensuring transactions create value with the right risk-based profile.
Chief Internal Auditor (CIA)	Designs and uses an audit system that identifies key risks and evaluates controls. The CIA also develops an audit plan to assess existing risks that involve producing audit, assurance and monitoring reports.
Money Laundering Reporting Officer (MLRO)	Responsible to the CLRO for control and oversight of financial crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the FCA.
Risk organisational structure
We use the ‘three lines of defence’ model to manage risk. This model is widely used in the banking industry and has a clear set of principles to put in place a cohesive operating model across an organisation. It does this by separating risk management, risk control and risk assurance. The reporting lines to the Board (including the Santander UK plc Board) with respect to risk are as follows:
Line 1: Business Units and Business Support Units identify, assess and manage the risks which originate and exist in their area, within our Risk Appetite.
Line 2: Risk Control Units are independent monitoring and control functions. They are under the executive responsibility of the CEO, but responsible to the CRO or the CLRO for overseeing the first line of defence. They make sure Business Units and Business Support Units manage risks effectively and within our Risk Appetite. The Risk Control Units are: Financial Crime; Conduct & Compliance, responsible for controlling reputational and conduct & regulatory risks; Legal; and Risk, responsible for controlling credit, market, liquidity, capital, pension, strategic and business, operational and model risks.
Line 3: Internal Audit is an independent corporate function. It gives assurance on the design and effectiveness of our risk management and control processes.

Internal control system
Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, standards, roles and responsibilities, and governance for internal control. Our Risk Framework covers the categories below:

Category	Description
Risk Frameworks	Set out how we should manage and control risk across the business (overall framework), our risk types (risk type frameworks) and our risk activities (risk activity frameworks).
Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.
Strategic Commercial Plans	Plans produced by business areas, at least annually, which describe the forecasted objectives, volumes and risk profile of new and existing business, within the limits defined in our Risk Appetite.
Risk Appetite	See our Risk Appetite section that follows.
Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.
Risk Certifications	Business Units, Business Support Units or Risk Control Units set out how they have managed and/or controlled risks in line with our risk frameworks and within our Risk Appetite. They are completed at least once a year and explain action to be taken. This helps ensure people can be held personally accountable.

Annual Report 2021	Santander UK Group Holdings plc 80

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

RISK APPETITE
How we control the risks we are prepared to take
When our Board sets our strategic objectives, it is important that we are clear about the risks we are prepared to take to achieve them. We express this through our Risk Appetite Statement, which defines the amount and kind of risk we are willing to take. Our Risk Appetite and strategy are closely linked, and our strategy must be achievable within the limits set out in our Risk Appetite.
The principles of our Risk Appetite
Our Risk Appetite Statement lists ten principles that we use to set our Risk Appetite.
–We always aim to have enough financial resources to continue to do business in adverse but plausible stressed economic and business conditions, as well as to survive a very severe stress that would deplete our capital reserves
–We should be able to predict how our income and losses might vary – that is, how volatile they are. That applies to all our risks and lines of business
–Our earnings and dividend payments should be stable, and in line with the return we aim to achieve
–We are an autonomous business, so we always aim to have strong capital and liquidity resources
–The way we fund our business should be based on diverse funding sources and duration. This helps us avoid relying too much on wholesale markets
–We set controls on large concentrations of risk, like single customers or specific industries
–There are some key risks we take, but for which we do not actively seek any reward, like operational, conduct and regulatory, financial crime, legal and reputational risk. We take a risk-averse approach to these risks
–We comply with all regulations – and aim to exceed the standards they set
–Our pay and bonus schemes should support these principles and our risk culture
–We always aim to earn the trust of our people, customers, shareholders and communities.
How we describe the limits in our Risk Appetite
Our Risk Appetite sets out detailed limits across all types of risk, using metrics and qualitative statements.
Metrics
We use metrics to set limits across most risk types including a set of metrics focused on losses, capital, liquidity and concentration. We set:
–Limits for losses for our most important risks, including credit, market, operational and conduct risk
–Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure economic capital (EC)
–Liquidity limits according to a range of plausible stress scenarios for our business
–Concentration limits, to determine the maximum concentration level that we are willing to accept.
These limits apply in normal business conditions, but also when we might be experiencing a far more difficult economic environment. We refer to conditions like this as being under stress. For more on EC and stress scenarios, see the next page.
Qualitative statements
For some types of risk we also use qualitative statements that describe in words the appetite we want to set. For example, in operational risk, we use them to describe our risk-averse appetite for cyber risk. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.
How we set our Risk Appetite, and stay within it
We control our Risk Appetite through our Risk Appetite Framework. Our Board approves and oversees our Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects changes in the markets and economic environment in which we operate. Our ERCC is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this they monitor our performance against our Risk Appetite, business plans and budgets each month.
We also use stress testing to review how our business plan performs against our Risk Appetite Statement. This shows us if we would stay within our Risk Appetite under stress conditions. It also helps us to identify any adverse trends or inconsistencies.
We embed our Risk Appetite by setting more detailed risk limits for each business unit and key portfolios. These are set in a way so that if we stay within each detailed limit, we will stay within our overall Risk Appetite. When we use qualitative statements to describe our appetite for a risk, we link them to lower-level key risk indicators, so that we can monitor and report our performance against them.

Annual Report 2021	Santander UK Group Holdings plc 81

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

STRESS TESTING
Stress testing helps us understand how different events and economic conditions could affect our business plan, earnings and risk profile. This helps us plan and manage our business.
Scenarios for stress testing
To see how we might cope with difficult conditions, we regularly develop challenging scenarios that we might face. We consult a broad range of internal stakeholders, including Board members, when we design and choose our most important scenarios. The scenarios cover a wide range of outcomes, risk factors, time horizons and market conditions. They are designed to test:
–The impact of shocks affecting the economy as a whole or the markets we operate in
–Key potential vulnerabilities of our business model, and the processes and systems which support it
–Potential impacts on specific risk types.
We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example, the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. We also explore sensitivities around several macro variables where there may be concerns or levels of uncertainty. In 2021, we also completed the Bank of England’s (BoE) Climate Biennial Exploratory Scenario (CBES). The purpose of this exercise was to investigate a range of risks that may not be directly linked to prevailing economic and financial conditions and helps us to prepare for possible future shocks. The CBES tested the resilience of the UK financial system to the physical and transition risks associated with three different climate pathways. The key climate factors included physical risks due to higher global temperatures, and transition risks as a consequence of the structural changes needed to transition towards a low-carbon economy.
How we use stress testing
We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:
–Our business plan, and its assessment against our Risk Appetite
–Our capital strength, through our ICAAP
–Our liquidity position, through our ILAAP
–Our long term impacts of climate change, through the CBES
–Impacts on other risk types.
We use a wide range of models, approaches and assumptions. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables like unemployment rates might affect the number of customers who might fall into arrears on their mortgage or other loans.
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
Board oversight of stress testing
The ERCC approves the design of the scenarios in our ICAAP and ILAAP. The Board Risk Committee approves the stress testing framework. The Board reviews stress test outputs as part of the approval processes for the ICAAP, ILAAP, Recovery and Resolution, our Risk Appetite and regulatory stress tests, including CBES.
Regulatory stress tests
We take part in a number of external stress testing exercises. These can include stress tests of the UK banking system conducted by the PRA and the BoE. We also contribute to stress tests of Banco Santander SA conducted by the European Banking Authority (EBA).
For more on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections.
HOW RISK IS DISTRIBUTED ACROSS OUR BUSINESS
Economic capital
As well as assessing how much regulatory capital we need to hold, we use an internal EC model to measure our risk. We use EC to get a consistent measure across different risk types. EC also takes account of how concentrated our portfolios are, and how much diversification there is between our various businesses and risk types. As a consequence, we can use EC for a range of risk management activities. For example, we can use it to help us compare requirements in our ICAAP or to get a risk-adjusted comparison of income from different activities.
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2021, the largest category continued to be credit risk in Retail Banking, which accounted for more than half of our risk-weighted assets. This reflects our business strategy and balance sheet.
For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

Annual Report 2021	Santander UK Group Holdings plc 82

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

TASKFORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES (TCFD)
Introduction
At Santander UK, we recognise that climate change is one of the biggest challenges facing society. We remain fully committed to the objectives of the Paris Agreement on climate change and to supporting the transition to a climate-resilient, net-zero economy.
Since 2017, Banco Santander has supported the TCFD. In the UK, we are implementing the TCFD recommendations and taken action to meet the expectations set by the Prudential Regulation Authority (PRA), Bank of England (BoE) and Financial Conduct Authority (FCA). We are collaborating widely both within Santander UK and with multiple external stakeholders to develop the tools, training and financial solutions needed.
Clear disclosure on how we are managing climate risks and opportunities helps markets and other stakeholders assess our climate performance and how we incorporate climate within our processes and policies. Our climate reporting is structured in line with the four pillars of the TCFD recommendations: governance, strategy, risk management and metrics and targets.
In line with industry best practice, we have additional reporting on financing the green transition and collaboration with stakeholders in our separate 2021 Environmental, Social and Governance (ESG) Supplement.
We have evolved our TCFD with what we believe is a significant increase in content if compared to our 2020 disclosures. However, we will aspire to improve the details provided in future disclosures, recognising that this is a constantly evolving topic. In the table below we describe the core recommendations of this framework, the sections where these are addressed, the initiative that supports them and planned future developments to enhance our response.

Chapter	Core recommendations	Section/Reference	Santander UK approach	Future developments
Governance	a) Describe the Board’s oversight of climate-related risks and opportunities	TCFD Report>Governance	Santander UK climate change governance framework Training and awareness	As the importance of the climate agenda continues to rise, we will be reviewing the governance over climate change to ensure it is fit for purpose and enables Santander UK to mitigate risks and capture opportunities. The review could include not only creating new forums, but also addressing this topic more frequently in existing forums.
	b) Describe management’s role in assessing and managing climate-related risks and opportunities	ESG supplement>Healthy environment	Climate change strategy Santander UK climate change governance framework
Strategy	a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term	TCFD Report>Strategy	Santander UK climate change strategy Alignment of Santander UK's targets with Group
To augment the work done through regulatory stress tests in 2021, internally defined scenario analysis and stress testing will be performed. This will build the understanding of sectoral credit exposures to transition and physical risks, and any geographical concentration. Identification of risks and opportunities, over-and-above those identified in credit portfolio analysis to date, will be captured in evolving risk appetite setting and business strategy over multiple time horizons.

		ESG Supplement>Medium term scorecard	Medium term commitment and targets for 2025
	b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning	TCFD Report>Strategy
Climate Finance working groups
Introduction of Banco's Santander's Sustainable Finance Classification System (SFCS), climate risk in product proposition approval process embedded
Sustainable Business Partners
Training and awareness
Whilst risk and opportunities identified to date are described in the sections below, ongoing identification through enhanced scenario analysis will form further strategy and planning considerations. This will include exploring the interdependencies of our product offerings and operations, with customer and supply chain adaptation strategies across short-, medium- and long-term scenarios.
ESG Supplement>Healthy environment ESG Supplement> 2021 Performance
Partnership for Carbon Accounting Financials (PCAF) Signatory
Reducing emissions in own operations
New green services and products offered in 2021
Collaboration with external partners, academia and associations

		Annual Report>Climate and ethics	Alignment to Banco Santander's climate change targets Compliance with Equator Principles
	c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-relate scenarios, including a 2°C or lower scenario	TCFD Report>Strategy TCFD Report>Risk Management	Santander UK climate change strategy Climate Risk Appetite statement Bank of England’s Climate Biennial Exploratory Scenario (CBES)	Learnings from the Bank of England's CBES and the Bank of England's CBES Phase 2 will be reviewed alongside internal scenario analysis across a range of temperature and alignment transition paths.

Annual Report 2021	Santander UK Group Holdings plc 83

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chapter	Core recommendations	Section/Reference	Santander UK approach	Future developments
Risk management	a) Describe the organisation’s processes for identifying and assessing climate-related risks	TCFD Report> Risk management	Bank of England’s CBES Risk Dashboards for Mortgages/Santander Consumer Finance (SCF)/ Corporate and Commercial Banking (CCB) Climate change risk policy and taxonomy	Further reviews of climate risk metrics, targets and taxonomy classification will take internal scenario analysis and financed emissions analysis into account. This will include continued climate change risk embedding within other risk-types, including credit, market, liquidity, and operational risk.
	b) Describe the organisation’s processes for managing climate-related risks	TCFD Report>Risk management
Climate risk target operating model
PRA Climate Change Implementation Plan
Climate change risk policy
Risk dashboards for Mortgages/ Santander Consumer Finance (SCF)/ Corporate and Commercial Banking (CCB)

		ESG supplement>Data highlights ESG supplement>2021 Performance	Introduction of SFCS and climate risk in product proposition approval process Climate change awareness training PCAF Signatory Bank of England’s CBES
		Annual Report>Sustainability> Climate and ethics	Reputational Risk and Environmental, Social and Climate Change (ESCC) Risk policies Policies for high impact sectors
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management	TCFD Report>Governance TCFD Report>Risk Management	Santander UK climate change governance framework Climate risk target operating model Climate change risk policy, and Taxonomy Second and third line of defence integration
Metrics and targets	a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	TCFD Report>Metrics and Targets	Santander UK 2021 performance Sector exposure figures	Over 2022, interim targets will be established to support our risk appetite and net zero ambitions. These will be integrated into risk management reporting and monitoring with a view to enhancing such disclosures in future TCFD reporting, alongside risk appetite setting and performance against targets.
	b) Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks	ESG supplement>Our performance	Scope 1,2 and 3* GHG emissions *indirect business travel emissions
	c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	TCFD Report>Metrics and Targets	Santander UK 2021 performance
		ESG supplement>Our performance	Medium term commitment and targets for 2025

Annual Report 2021	Santander UK Group Holdings plc 84

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Governance
We have a robust governance framework for climate change that provides senior management oversight of climate-related risks and opportunities, while ensuring we deliver our climate strategy and achieve the Board ambition to be a leader in climate within the UK banking sector. The Chief Risk Officer (CRO) is the appointed Senior Management Function (SMF) with responsibility for climate-related financial risks.
Our governance of climate change is in place across all levels of the business, from Board and Executive level, through our Risk and Sustainability functions, to our business divisions, including Retail Banking, Consumer Finance and Corporate and Commercial Banking. Given that the Corporate and Investment Banking business now sits within Santander London Branch, all our disclosures exclude details from this business. Our Climate Change Risk Working Group, Climate Finance Working Groups, and Forum for Environmental Change cover the three pillars of our climate change strategy respectively: managing the financial risk of climate change; supporting customers’ transition; and reducing emissions in our operations.
Santander UK Climate Change Governance Framework

Board Risk Committee		Board Responsible Banking Committee

Executive Risk Control Committee		Senior Management Committee
Responsible for: climate change financial risks and regulatory requirements (BoE, PRA, FCA)		Responsible for: UK Sustainability and Responsible Banking strategy, including climate change and reputational risk

UK Climate Leadership Group
Responsible for: UK climate strategy, encompassing the 3 strategic focus areas and 8 enablers, including regulations and public policy

Climate Risk Working Group	Climate Finance Working Group	Forum for Environmental Change

Responsible for: Managing climate risk in credit, market, liquidity, and operations.	Responsible for: Supporting customers' transition to a low carbon economy with products and services	Responsible for: Reducing emissions in our operations in branches, offices, and data centres
Subgroups (x2): Scenario Analysis Working Group and Steering Committee	Working Groups (x3): Mortgages, Consumer Finance, and Corporate and Commercial Banking	Subgroups (x6): Governance, procurement, data, Go Green, wellbeing and workplace, sustainability

Annual Report 2021	Santander UK Group Holdings plc 85

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Santander UK Climate Change Governance: overview of committees and working groups

Committee / Working Group	Chair	Climate-related responsibilities	Meetings covering climate in 2021 among other topics	Topics covered/outcomes
Board Risk Committee (BRC) - More information in the Chair's report	Non-Executive Director	Approve risk appetite and maintain oversight of climate-related financial risks and regulatory requirements, including the Bank of England’s CBES	2
–Santander UK’s response to the Bank of England's CBES exercise and validation of the target operating model
–Progress against the PRA climate change implementation plan
–‘Deep dive’ workshop on the Bank of England's CBES target operating model and implications of the stress test to Santander UK
–Approval of qualitative climate risk appetite.

Board Responsible Banking Committee (RBC) - More information in the Chair's report	Non-Executive Director	Approve the Sustainability and Responsible Banking strategy (including climate change ambition level, policies, targets) and maintain oversight of execution. Review reputational risks	2
–Santander UK's climate change ambition level and strategy
–Implications of Banco Santander's 2050 net zero commitment and alignment of strategies and methodologies
–Opportunities and challenges from the transition towards a net zero carbon economy
–Adoption of the new SFCS (ESG taxonomy)
–Setting mid-term (2025) climate metrics and targets
–COP26 presence and outcomes, including public policy.

Executive Risk Control Committee (ERCC)	CRO	Recommend risk appetite to BRC and review climate-related financial risks and compliance with regulatory requirements	3	–The same agenda items as the BRC were discussed at the ERCC –Approval of Climate Change Risk Policy.
Senior Management Committee (SMC)	CEO	Set the Sustainability and Responsible Banking strategy (including climate change ambition level, policies, targets) and review progress	3	–The same agenda items as the RBC were discussed at the SMC.
Climate Leadership Group (CLG)	CRO / Head of Corporate and Commercial Banking	Oversee the development and implementation of the UK climate change strategy to ensure material climate-related risks and opportunities are adequately addressed across Santander UK. Coordinate and discuss strategic priorities and receive updates from underlying working groups to monitor progress	4
–Climate change strategy and plan to address the most material exposures within the portfolios
–Establishing appropriate governance, including new climate working groups in key business divisions
–Implications of Banco Santander climate requirements for Santander UK (net zero and SFCS)
–Updates on the Bank of England's CBES and progress against the PRA climate change implementation plan
–Santander UK’s presence at COP26 and external partnerships
–Public policy developments affecting Santander UK, such as UK Heat and Buildings Strategy and HM Treasury transition plans.

Climate Change Risk Working Group (CCRWG)	Head of Enterprise Risk	Strategic pillar: Managing financial risk of climate change Coordinate and monitor the delivery of our climate change implementation plan to manage the financial risks from climate change aligned with the PRA Supervisory Statement 3/19 expectations and TCFD. Report climate risks and progress to the CRO, the CLG and directly to the BRC and ERCC	7
–Re-launched the CCRWG as part of our new climate change risk governance framework with increased members and frequency.
–In-depth reviews of the project plan covering:
–Internal stakeholder engagement and capacity building
–Governance
–Strategy and scenario analysis
–Risk management (operational, legal, conduct, pension, liquidity, corporate and commercial, and third party)
–Metrics and targets.

Climate Finance Working Groups for Mortgages, Consumer Finance and CCB	Various for each working group
Strategic pillar: Supporting customers’ transition to a greener more inclusive economy with financial products and services

Harness the business opportunities arising from the transition to net zero and develop customer solutions to help reduce their emissions. Report progress to the CLG
			Mortgages: 6 Consumer Finance: 7 CCB: 11	–See ‘New Climate Finance Working Groups’ below.
Forum For Environmental Change (FFEC)	Head of Property	Strategic pillar: Reducing emissions in our operations in branches, offices, data centres Oversees all environmental matters on Santander property, encompassing ISO14001 Environmental Management System, performance and communications to staff. Includes representatives from across the business and reports progress to CLG	4
–Company car fleet net zero roadmap
–Climate risk assessments of property (including flood risk) as part of the Bank of England's CBES exercise
–Go Green employee engagement programme
–Eco-home initiatives to support employees live a greener lifestyle while working from home
–Updates on the build of our new BREAAM-certified head office
–ISO environmental objectives, targets and overall performance
–Our National Parks partnership as founding members of ‘Net Zero with Nature’ to support UK nature-based carbon credits to offset operational emissions.

Annual Report 2021	Santander UK Group Holdings plc 86

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

New Climate Finance Working Groups
To increase our focus on the opportunities arising from the transition to a net zero economy and better support our customers with green products and services we created three new working groups in 2021. These cover our most significant lending exposures: Mortgages, Consumer Finance and CCB.
Mortgages – Green Mortgage Steering (GMS)
GMS was set up in June 2021 to provide monthly oversight of both internal and external influences shaping the green lending landscape. The GMS is chaired by the Homes, Marketing Director and brings together stakeholders from across the retail bank with the scope of the group extending in Q3 2021 to include CCB. GMS provides a platform to cascade output from a range of cross-industry forums and working groups, such as the Green Finance Institute’s Coalition for the Energy Efficiency of Buildings (CEEB). It also acts as a central information point to track current industry hot topics such as the development of central government legislation (Minimum Energy Efficiency Standards). GMS forms part of our wider sustainability governance framework, working closely with the Climate Risk Working Group and feeding into the Climate Leadership Group.
In 2021, GMS played a significant role in progressing several green lending priorities including, alignment of UK and Spain mortgage portfolios, initial measuring of CO2 emissions of the mortgage book, and working closely with the Institute of Public Policy and Research in the sponsorship of a UK housing stock retrofitting report that was a key pillar of Santander UK’s presence at COP26. GMS will continue to meet monthly in 2022, with the priority of setting carbon reduction targets, developing a plan to deliver those targets, whilst putting metrics in place to measure and report our progress against targets.
Consumer Finance – Climate Action and Sustainability Forum (CASF)
In May 2021, our Consumer Finance division established its CASF. Its remit is to define and recommend for approval, the Consumer Finance climate action and sustainability objectives and initiatives; monitor progress and delivery of initiatives and report on progress to the Senior Management Team; maintain oversight of climate-related regulations in the UK and at an EU level (such as the EBA and ECB), oversee policies to ensure climate risks and opportunities are adequately addressed; review external partnerships, participation in industry initiatives and presence on external working groups; and ensure alignment to Santander UK and Banco Santander objectives, such as the methodology for measuring financed emissions of automotive loans with the PCAF.
The CASF includes permanent members from across Consumer Finance departments (Risk, Finance, Legal and Compliance, Marketing, New Business) as well as Santander UK and Banco Santander Sustainability teams. The CASF met seven times in 2021 and in July 2021 held an electric vehicle strategy day leading to the creation of a climate action and sustainability plan for 2022, which was presented to the Consumer Finance Senior Management Team for discussion and approval in January 2022.
CCB – Climate Finance Working Group
CCB's new Climate Finance Working Group is responsible for ensuring climate change is considered across all areas of CCB and supporting best practice sharing to ensure practical support for clients on climate change. The working group covers risk management (including reputational risk) and green product and service opportunities. It met 11 times in 2021 and members come from a broad range of CCB departments. Key projects in the year included: a global pilot and adoption of the new Banco Santander SFCS, which standardises how we measure green finance in line with industry best practice; engaging clients on the Bank of England's CBES climate stress test questionnaire; and developing a green deposit scheme. Members of the CCB climate finance working group also attend the GMS to share learning across Santander UK, with focus on decarbonising real estate.
Other governance enablers
Internal Audit – establishing a 3rd line of defence
Internal Audit has a key role to play in the governance of our Environmental, Social and Governance (ESG) and climate change journey by providing assurance across a wide range of related topics. The audit team is developing a tailored ESG audit strategy that will cover the short, medium and long-term view ensuring that line three assurance can be provided to the business and Senior Management in achieving their objectives. The new audit process will add an additional layer of scrutiny and governance to the assurance framework already established within business teams (line 1) and Risk (line 2).
Sustainability Business Partners (SBPs)
We have improved our governance model by creating a team of 23 SBPs across the business who champion issues such as climate, as well as broader topics. Sustainability, like other parts of the business such as Risk or Human Resources, must be owned and executed by individual business functions with the support of a central Sustainability and Responsible Banking team. This team acts as a centre of expertise for Santander UK, providing strategic direction and guidance and the SBPs help to deliver our sustainability agenda across the business. To support the 23 SBPs, we began rolling out two well-renowned sustainability training courses: The University of Cambridge Institute for Sustainability Leadership (CISL) ‘Sustainable Finance’ course, and The Chartered Banker ‘Certificate and Green and Sustainable Finance’ course. Both courses have a clear focus on climate-related business risks and opportunities.
Training and awareness
Training and raising awareness within Santander UK is essential for embedding our climate change objectives into the day-to-day running of the business. We undertook a wide variety of climate-related training in 2021 across different functions and business divisions.
At the most senior level, executives and the Board were informed on climate risk and the Bank of England's CBES outputs through sessions at the BRC and ERCC. This included a deep dive workshop in H2 2021 to support their ability to review and challenge the outputs of the Bank of England's CBES. In addition, throughout 2021 the RBC received updates on the Climate Change Strategy, and our position on COP26 and climate-related public policy.
Our Risk team hosted a town hall meeting on the Bank of England's CBES in June 2021 to begin the execution phase of our Bank of England's CBES response. More than 120 colleagues from across Santander UK and the wider Banco Santander group attended. The team also built awareness of the Bank of England's CBES and climate risk through dedicated awareness sessions with CCB and CIB. Fifteen training sessions were delivered to more than 150 front office employees. The sessions included sector deep dives on air transport, oil and gas, real estate and social housing, utilities, pensions and sovereigns.
In CCB, awareness training has been delivered through training sessions, meetings, podcasts and videos. We delivered three ‘learning hours’ on climate change and two CCB talks, each with around 300 participants. In Q4 2021, training for targeted roles in the first line and second line of defence in CCB was delivered on the newly implemented Climate Change Risk Taxonomy and SFCS, as well as the soon to be implemented climate risk assessment for counterparties.
We provided climate action awareness training (in partnership with iOffset Ltd) to Consumer Finance colleagues and our car dealership customers to raise awareness on greener transport options. This will help increase consumer awareness and uptake of electric vehicles and other lower-emission vehicle options. The training has already been delivered to most of our commercial colleagues and in Q1 2022 we will continue to deliver it to our dealer network.
Wider climate change training continues to be made available to all staff through our internal training portal. In addition, we updated our internal Sustainability Curriculum in H2 2021 with a climate module from Banco Santander which was promoted to various Santander UK stakeholders. At the operations level, our facilities management provider, ISS, carried out energy and environmental awareness training for new and existing ISO site champions in 2021, covering key environmental and energy efficiency topics.

Annual Report 2021	Santander UK Group Holdings plc 87

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Strategy
Our ambition: Net zero by 2050
We are acutely aware of the potential risks and opportunities climate change presents to the financial system and our customers. At a Banco Santander level, we have set the ambition to be net zero in our carbon emissions by 2050. This applies to our operations, which have been carbon neutral since 2020, and emissions from our lending, advisory and investment services.
UK Climate Change strategy Framework
In the UK, a healthier environment (linked to our contribution to fighting climate change and supporting the green economy) is a standalone pillar of our broader Sustainability and Responsible Banking strategy. Our approach to climate change is set out in our climate strategy, which focuses on three main areas to achieve Banco Santander's net zero target:
1.Managing climate risks by integrating climate considerations into risk management frameworks, screening and stress testing our portfolio for climate-related financial risks, and setting risk appetites to help steer our portfolio in line with the Paris Agreement;
2.Supporting our customers’ transition by developing products and services that promote a reduction in CO2 emissions;
3.Reducing emissions in our operations and supply chain by focusing on continuous improvement in our operations, and environmental and energy management systems in accordance with ISO14001 and 50001, promoting responsible procurement practices and employee engagement.
Santander UK Climate Change strategy overview

Climate Change strategy focuses on 3 areas and aligns with Banco Santander priorities
Ambition

Achieve net zero carbon emissions by 2050
Strategic focus areas

	1.Managing climate risks	2.Supporting customers	3.Reducing emissions in our operations
Description
–Integrate climate considerations into risk management frameworks
–Screen and stress test our portfolio to identify sector-specific ‘transition’ and ‘physical’ climate-related financial risks
–Measure portfolio alignment and set risk appetites to help steer our portfolios in line with the Paris Agreement.

–Support green customers to grow and succeed
–Develop customer/client, sector and segment strategies to support and accelerate the transition to a zero carbon economy
–Create green products and services
–Develop customer engagement plans
–Ensure strategies are inclusive and avoid social unintended consequences.

–Review internal policies to consider climate
–Continuous improvement of ISO certified environmental and energy management systems
–Offset residual CO2 emissions
–Engage employees through the ‘green champions’ network to create a strong culture
–Procure 100% green electricity.

Enablers

Governance and policies	Targets and KPIs	Stakeholder management	Competencies and skills

Public policy, communication and brand	External partnerships	Reporting and disclosures	Pricing and/or rewards

To support our ambition to be a leader on climate change, during 2021 we:

–Defined methodologies for measuring portfolio/temperature alignment for the sectors of most concern based on exposure and/or potential risks: Retail Banking Mortgages, Consumer Finance loans and CCB Commercial Real Estate
–Embedded climate change and sustainability within our product proposition approval process. Our impact on the environment and the sustainability of new products and processes will now be reviewed at the earliest stage to ensure we are fully committed as Santander UK to tackling climate change;
–Established climate governance in business units and agree 3-5 year strategic commitments, particularly in Retail Banking, Consumer Finance and CCB
–Successfully executed the Bank of England's CBES and continued to further embed climate change in the second line of defence processes, including developing a Financial Risk Policy and a quantitative expression for climate change risk appetite in 2021 informed by our strategy and the CBES outputs
–Increased disclosure of climate-related financial risks and opportunities. For example, we established processes for tracking and disclosing our fossil fuel exposure and mapping our residential mortgages against the Energy Performance Certificate (EPC) ratings
–Adopted Banco Santander's SFCS, encompassing green and climate finance criteria to identify qualifying ‘green assets’ in line with industry best practice
–Launched ESG / Green propositions and services to help customers reduce their emissions and increase the positive social impacts generated;
–Integrated climate change awareness and education into our Sustainability and Responsible Banking strategy and pioneered a new partnership with UK National Parks to perform meaningful restoration of protected UK peatland in the Cairngorms
–Conducted a review of our offsetting criteria and contributed to a Banco Santander initiative that will look to uplift the standard of our offsets and move toward nature-based or carbon sequestering offsetting initiatives.

Annual Report 2021	Santander UK Group Holdings plc 88

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Santander UK Climate Change strategy progress

2021 deliverables
	H1	H2

Managing climate risk
–Developed the Target Operating Model and completed a dry run of the Bank of England's CBES with extensive engagement across the business. Started the engagement with 230 larger clients as part of the Bank of England's CBES
–Integrated climate change into our risk management framework
–Developed a qualitative risk appetite statement.

–Further embedded climate in the second line of defence processes
–Prepared and executed the Bank of England's CBES climate stress test
–Set a quantitative risk appetite informed by the Bank of England's CBES outputs
–Defined our approach to measuring the financed emissions and portfolio temperature alignment with net zero for our priority sectors.

Supporting customers
–Launched the Retail Banking Homes EnergyFact Report to mortgage customers in collaboration with the UK Green Finance Institute
–Launched iOffset Consumer Finance carbon offsetting service for customers
–Developed client questionnaire to enable colleagues to engage with customers on climate.

–Completed a Retail Banking pilot of ’CoGo’ to auto-calculate customers' carbon footprint and improve consumer spend behaviour
–Raised our focus on the renewables sector with corporate clients
–Further strengthened our internal governance on sustainable finance to ensure a credible approach in line with industry best practice.

Reducing emissions in operations
–Amended reporting in accordance with Streamlined Energy and Carbon Reporting (SECR) requirements and the Greenhouse Gas (GHG) Protocol
–Developed a roadmap to transition our company car policy to full electric.
.

–Reviewed and updated our Dow Jones Sustainability Index objectives and targets for 2022-2024
–Developed best practice guidelines for procurement of carbon offsetting projects to achieve carbon neutral status
–Reviewed the carbon impacts of working from home.

Enablers
–Established a climate governance framework with Board oversight including new CLG co-chaired by the CRO and Head of CCB, and working groups aligned to our 3 strategic focus areas
–Joined key industry initiatives including Banco Santander joining the UN Net Zero Banking Alliance which commits us to aligning lending and investment portfolios with net-zero emissions by 2050
–Established a Pension Scheme Sustainability Committee to oversee the development and maintenance of the Scheme’s sustainability strategy.
-

–Developed mid-to-long term (2025) commitments and targets for climate
–Participated in COP26 and related initiatives
–Collaborated with a leading think tank to undertake and publish a research project to identify the UK response needed to achieve a more energy efficient home market
–Implemented a Pension Scheme policy on governance of climate change risks and opportunities.

Santander UK alignment with Banco Santander climate commitments
Santander UK has been actively collaborating and aligning with Banco Santander on the various commitments made regarding climate change, the main one being its commitment to net zero by 2050, which was announced in February 2021. The net zero commitment builds on previous pledges such as becoming carbon neutral in our own operations in 2020. To further strengthen our leadership in climate, Banco Santander became a founding member of the UN-convened Net Zero Banking Alliance (NZBA) which commits us to set and disclose decarbonisation targets for the most carbon intensive sectors. To identify our most material sectors, we undertook a climate heat map assessment of our portfolio and, combined with financial exposure analysis, identified three priority portfolios:
–Mortgages
–Consumer Finance and
–Commercial Real Estate.

Annual Report 2021	Santander UK Group Holdings plc 89

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Mortgages and Commercial Real Estate
This sector is the most material for us in terms of exposure and impact. A significant amount of GHG emissions within the economy are generated by the residential and commercial real estate sector, due to the energy consumption of the buildings. Accounting for the emissions associated with the different types of collateral and assets financed by Santander UK requires extensive data gathering, such as energy efficiency labels and the square meters of the properties.
To fulfil our net zero ambition in this sector, we are progressing the calculation of the emissions baseline, in line with the PCAF standard, with a view to setting decarbonisation pathways, strategies and effective commercial plans. We are working closely with Banco Santander to ensure we have a consistent, credible approach and to share knowledge. Details of the energy efficiency of the collateral we hold against residential mortgages is set out in the metrics and targets section later on.
Consumer Finance
This sector is relevant for us in terms of exposure and emissions. In 2021, our Consumer Finance business began working on assessing the carbon emissions of our auto loan portfolio in accordance with the PCAF standard, and in the second half of 2021 began measuring the 'green assets' financed within the portfolio, creating a 'CO2 emissions financed dashboard' that identifies the green assets financed. See below for further details of our approach to accelerating the greening of transport.
The table below describes the main Banco Santander commitments regarding climate and Santander UK’s position.

#	Banco Santander commitment	Description and progress	Santander UK response and alignment
1	Becoming carbon neutral by 2020, mitigating the impact we have on the environment through emissions linked to our direct operations.
Mandate from Banco Santander encouraging countries to reduce their emissions and to offset any remaining CO2 emissions linked to their properties and business travel through the acquisition of verified carbon credits. Santander UK carbon emissions per FTE are partially driven by the fact that we procure 100% renewable electricity.

In 2020, the Banco Santander group was carbon neutral with offsetting initiatives selected at a global level. In 2021, we defined what the best-in-class offsetting criteria would be for Santander UK, and we have shared with Banco Santander a project that would help transition from CO2 reduction/avoidance projects (such as landfill gas recovery) to carbon removal nature-based projects (such as afforestation or peatland restoration). In 2021, Santander UK became a founding member of the UK National Parks ‘Net Zero with Nature’ project, seeking to attract private finance to scale-up much needed peatland and woodland restoration across the UK via the generation of verified high quality carbon credits and biodiversity units.

2
Become net zero by 2050, which refers to the balance between the amount of CO2 emissions produced and the amount removed from the atmosphere. We would reach net zero when the amount we add is no more than the amount taken away.

Banco Santander’s ambition to be net zero means that by 2050 its aim is to ensure it aligns all financial activities across the Banco Santander group, including our own activities, to the Paris Agreement. For these, Banco Santander has:
–Launched a project to define what net zero means for key industries in the Banco Santander portfolio: power, oil and gas, mining and metals, transport, mortgages, commercial real estate, auto loans, cement and agriculture. This project aims to shed light on the commercial opportunity and the steps to follow set targets in line with our NZBA commitment and align these portfolios to the Paris Agreement (such as risk modelling, scenario analysis, portfolio alignment methodologies, and risk management)
–Committed to phase out coal mining and exposure to power generation companies generating more than 10% revenues from coal by 2030
–Set a green finance target (to raise or facilitate €120bn by 2025 and €220bn by 2030) to which all countries need to contribute
–Developed a new SFCS that provides a common understanding of what can be considered as green within our business (such as all mortgages to properties with EPC ratings A and B).

We have:
–Defined a new climate change strategy that supports Banco Santander’s net zero ambition
–Contributed to the wider Banco Santander group climate project, specifically in the deep dive for mortgages, recognising the importance of the UK mortgage portfolio within the overall Group mortgage loan book. We are also leading on the portfolio alignment exercise for the automotive business
–Performed the Bank of England's CBES stress test, informing our baseline exposure and the decarbonisation targets we need to set
–Contributed since 2019 to the Banco Santander green finance target: £2bn between 2019 and 2020, and £3.97bn in 2021
–Santander UK has been among the first subsidiaries to pilot and then formally adopt Banco Santander’s new SFCS in its mortgages, automotive and CCB power generation portfolios. We will now look to expand it to other sector portfolios to capture other businesses that could be labelled as green (such as real estate). This would enable us to increase our contribution to the green finance target from Banco Santander.

3	Founding member of the NZBA, created by the United Nations Environment Programme Finance Initiative (UNEP FI) as a key part of a new umbrella organisation: the Glasgow Financial Alliance for Net-Zero (GFANZ)
Banco Santander is committed to being net-zero by 2050. Its roadmap and decarbonisation targets to achieve this were essential criteria to qualify as a founding member of the NZBA.
By joining this alliance, Banco Santander will also need to expand its commitment beyond just carbon (CO2) to include other GHG emissions such as methane as part of its net zero ambition and expand its decarbonisation targets to cover all material sectors, in line with a credible science-based approach.

The expansion of the commitment from CO2 to other GHG brings into focus sectors such as agriculture and waste with high methane emissions. These are sectors to which Santander UK has little exposure.
We have assessed our portfolio from a climate and financial materiality perspective and propose focusing our efforts on measuring the portfolio alignment of Mortgages, Automotive and Real Estate. Secondary to this is the power/energy sector. This approach has been shared and approved by Banco Santander, following internal governance approvals from the Senior Management Committee and Climate Leadership Group.

Annual Report 2021	Santander UK Group Holdings plc 90

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Greening homes timeline
One of our key climate goals is to reduce the carbon emissions associated with our mortgage lending. Since 2019, we have been working to understand and encourage decarbonisation of the UK housing stock. The timeline below shows some of our main activities.

2019 -2020	2021	2022 and beyond

–Became a founding member of the Green Finance Institute’s (GFI) CEEB in 2019, which has 300 members from the finance, property and energy sectors, and government, academia and non-profit organisations
–2020: Worked as a member of CEEB sub-group, the Zero Carbon Heating Taskforce, which released a major piece of analysis 'Financing Zero Carbon Heat: turning up the dial on investment'
–2020: Consultant for GFI in development of their Green Finance Retrofit Principles, which provided guidelines for lenders to help mitigate against greenwashing in the industry.

–By working with CEEB, we heard consumer perspectives on the role of homes in meeting net-zero. A recurring theme was consumers didn’t feel engaged and had low awareness of what net-zero means
–This insight helped to focus on the start of the customer journey, rather than rushing to launch green mortgage products without first understanding consumer needs
–Launched a market-first bespoke home energy report, ‘EnergyFact’, in partnership with Countrywide, with a goal to start meaningful engagement with mortgage customers and to begin to raise awareness on home improvements targeting energy efficiency and reduced carbon emissions
–More than 3,500 mortgage customers have completed EnergyFact assessments and created a tailored guidance plan for their home
–EnergyFact will be prominent in the end-to-end customer journey we are building to support our customers on their net-zero journey. We will help customers become more informed, understand available grants and funding, provide green financing options, and benefit from partnerships with suppliers
–Worked with select CEEB members to design the Building Renovation Plan framework, which was launched in October 2021
–Supported the GFI to develop their recently published Lenders Handbook on Green Home Technologies, which informs lenders about different solutions and technologies for green home retrofits
–We also sponsored the Institute for Public Policy Research (IPPR) report into the barriers UK home owners face in decarbonising housing stock. The report highlights the need for the UK to look to other countries for learning and for the Government to provide greater financial support for the transition to more energy efficient home heating systems.

–We will set stretching targets to reduce the CO2 emissions of our mortgage book that align to a net-zero pathway. This needs to be supported by a commercial strategy and roadmap to achieve the targets
–We will use an end-to-end customer journey to support our reduction target. Using customers’ Energy Performance Certificate information, we will direct relevant information and messaging on how they can improve the energy efficiency of their homes
–We will work to develop supplier partnerships that connect corporate banking clients with retail bank customers to offer better-priced green retrofit products and services from trusted tradespeople. This will provide corporate clients with greater access to a large volume of homeowners and landlords
–Once we launch My Home Manager in 2022, we'll begin to provide customers with easy access to more information on how to find renewable energy deals and make their homes more energy efficient, as well as financial products, or advice, alongside partner suppliers and service providers
–We will contribute to GFI’s new European CEEB, which will enable us to share ideas and challenges across Europe and involve our colleagues from Banco Santander.

Accelerating greener transport
In the second half of 2021, Consumer Finance, Banco Santander and UK Sustainability and Responsible Banking teams, and the consultancy ERM worked to measure green transport assets financed within our portfolio using the new Banco Santander SFCS. A new CO2 dashboard for transport financing shows CO2 emissions and green transport assets financed, measured by those assets emitting less than 50g CO2/kilometre. Using the new SFCS classification, the dashboard enables Consumer Finance to accurately report green assets financed to Banco Santander and our regulator and show progress against our targets. The data will also be used to support decisions on increasing the percentage of green assets financed in our portfolio.
Consumer Finance also held an electric vehicle strategy day in 2021. The event explored how and when Consumer Finance should increase its electric vehicle exposure. The percentage of electric vehicles financed in 2021 per Consumer Finance’s CO2 dashboard showed the green asset ratio for 2021 increased to 9.88%. This more than doubled over the course of the year, from 6.42% in Q1 2021 to 14.48% in Q4 2021. At the end of 2021, there were more than £0.5bn of green assets in our portfolio.

Annual Report 2021	Santander UK Group Holdings plc 91

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk management
Bank of England’s CBES
We participated in the Bank of England’s CBES which took place between June and October 2021. The Bank of England's CBES marked the first time Santander UK had conducted climate scenario analysis and was a learning exercise for us. It helped us to size the climate change-related risks of our portfolios and raise awareness amongst staff across Santander UK. The Bank of England's CBES required modelling of three scenarios exploring different combinations of transition and physical climate change risks over an extended horizon of 30 years. These scenarios were set by the Bank of England building on a subset of the Network for Greening the Financial System (NGFS) climate scenarios:
–Early Action: an early and orderly scenario beginning in 2021 giving rise to medium-level transition risk and low physical risk impacts. Warming is kept below 2°C. Economic growth is temporarily lower in the first decade of this scenario
–Late Action: a late and disorderly scenario beginning in 2031 giving rise to high transition risk and low physical risk impacts. Warming is kept below 2oC. The economy sees a prolonged recession in the second decade
–No Additional Action: no transition occurs giving rise to minimal transition risk and high physical risk impacts. Warming hits 3.3oC. Permanent lower growth and higher uncertainty hits the economy in the third decade.
It also required client outreach to understand our customers' climate change adaptation plans and to reflect them in risk modelling outputs. The focus of the Bank of England's CBES was on the credit risk associated with the banking book and the emphasis was on detailed analysis of the risks to large corporate counterparties.
To respond to the Bank of England's CBES, from a standing start in June 2020, we defined our Target Operating Model for executing the Bank of England's CBES, developed internal climate risk models, partnered with third-party climate modelling experts, sourced internal and market datasets to input into our models, and engaged hundreds of colleagues and clients on the topic of climate risk. Key highlights include:
–Built awareness of the Bank of England's CBES and climate risk through dedicated CCB business awareness sessions and 15 separate training sessions with over 150 front office staff, plus a CCB Talks event on climate change to 350 staff
–Engaged around 230 of our largest corporate clients to understand their climate adaptation plans and strategies (with 70 of them actively participating on this exercise and 102 plans reviewed - including 32 CDP reports reviewed on top of private responses obtained)
–Modelled the impact of climate risk on almost £250bn of assets on our balance sheet across the three different climate scenarios
–Worked closely with front office and Credit Risk colleagues to define management actions that we could take in each of the scenarios
–Developed training for senior executives and the Board on climate risk and the Bank of England's CBES exercise. through the ERCC and BRC where we discussed and received challenge on our CBES outputs.
The Bank of England's CBES exercise was supported by a robust governance, control, and assurance framework. The models were reviewed, challenged and signed-off by the Model Risk Management Forum and Model Risk Control Forum. The results of the exercise were reviewed and challenged by our Stress Testing and Credit Risk Control Forum and signed-off by the ERCC and BRC. The results for the Bank of England's CBES exercise are expected to be published by the Bank of England in May 2022.
Overarching target operating model for integration of climate change across enterprise risk management and the business
We have implemented a climate risk operating model with Sustainability and Enterprise Risk forming centres of excellence within Santander UK and responsible for integrating climate change considerations into existing teams across the first and second lines of defence. The Sustainability and Responsible Banking team leads the Climate Finance Working Group and sets the strategy to support customers through the transition to a low carbon economy with products and services. This includes calculating financed emissions, setting net zero targets and developing a transition plan. Sustainability works with the front line to develop products and services to achieve this – see Financing the Green Transition in our ESG supplement for further details. Enterprise Risk leads the Climate Change Risk Working Group which is responsible for managing climate risk across risk types. Enterprise Risk has coordinated our response to the PRA Supervisory Statement 3/19 and developed our Climate Change Risk Policy. We have also allocated roles and responsibilities across risk types.
PRA Climate Change Implementation Plan
In response to the PRA Supervisory Statement 3/19, we submitted and executed a climate change implementation plan for 2020. We submitted a supplementary plan to the PRA for 2021 to demonstrate our ongoing work to embed climate change management across the business, and to address additional expectations set out in the PRA’s ‘Dear CEO’ letter on climate change. Our implementation plan consists of six key pillars: Internal stakeholder engagement and capacity building; Governance; Strategy and Scenario analysis; Risk management; Metrics and targets; and Disclosures. We had periodic bilateral meetings with the PRA in 2020 and 2021 to provide updates on progress made and future milestones. We have developed our climate change implementation plan for 2022, which includes recurring activities that happen on a periodic basis, such as review and update of our risk appetite, and new activities such as developing our transition plan.
Climate Change Risk Taxonomy
We have created a UK climate change risk taxonomy that provides a qualitative classification of our portfolios’ potential exposure to climate change-related risks. The taxonomy ensures that there is a common language and method for portfolio holders and decision makers, enabling them to make climate-related decisions. The taxonomy assigns corporate sectors with a risk rating on a five-point scale (from low to high) for both physical and transition climate change risks. Using guidance from Banco Santander, we held workshops with credit experts to validate the sector risk ratings for physical and transition risks. The risk ratings will be updated every six months.
Risk Appetite Statement
Building on our qualitative Board-level climate risk appetite statement approved in January 2020, we have used emerging data from internal and external analysis to further develop and approve the Climate Risk Appetite Statements. Alongside approval of the refreshed qualitative Board-level climate risk appetite statements in January 2021, we also approved quantitative Board-level risk appetite metrics and associated limits and triggers.
Climate Change Risk Policy
Throughout 2021, work continued to further embed climate change in our second line of defence processes. This included developing a Climate Change Risk Policy with supporting roles and responsibilities. The Climate Change Risk Policy outlines the steps that our Risk teams will take to identify, assess, manage, and report on climate-related risks. We also adopted an Environmental, Social and Climate Change Group Risk Management Policy in 2021. This sets out our criteria for identifying, assessing, managing and reporting environmental and social risks, and other climate change-related activities, in the Oil and Gas, Power Generation and Mining and Metals sectors, and those arising from businesses engaged in soft commodities.
Risk Dashboards
In order to disseminate management information on climate risks internally, we have developed a set of climate risk dashboards for the Retail Banking Mortgages, Consumer Finance and CCB portfolios. The dashboards set out the nature of the climate risks to the portfolio, horizon scanning and scenario analysis outputs. The dashboards will be distributed to key front office and Risk staff twice a year.

Annual Report 2021	Santander UK Group Holdings plc 92

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Metrics and targets
Against our climate strategy, we set seven short-term green metrics and targets for 2021 to help drive progress and launch the new strategy across the business. Santander UK and Banco Santander are in the process of setting longer-term responsible banking commitments, including climate targets related to the net zero announcement such as sector decarbonisation targets. Details of our operational GHG emissions (scope 1, 2, 3) are set out in our ESG Supplement 2021.
Santander UK 2021 Performance

#	Climate Strategy pillar	Topic	Metric	2021 Performance	2021 Performance commentary	Looking ahead
1	Supporting customers transition to a low carbon economy	Launch ESG / Green products and services	Number of new products / propositions launched in 2021	3	In 2021, our product teams expanded their focus to develop new ways to help customers transition to a low carbon economy. We introduced a new EnergyFact report for new and existing mortgage customers; set up an ESG fund with our Wealth Management team; created a Green Deposit for corporate clients; and rolled out a new electric vehicle scheme as part of our wider Consumer Finance product proposition.	We will shift away from measuring the number of products, to number of customers to gauge uptake/ market traction.
2	Supporting customers transition to a low carbon economy	Green finance raised and facilitated	Volume of finance provided that can be labelled as green, based on the Banco Santander SFCS	£3.97bn	We adopted SFCS in our Mortgage, Consumer Finance and CCB portfolios to provide a harmonised framework for measuring green finance. We provided finance through mortgages, to properties with an EPC rating A and B, low emission vehicle loans, and renewable energy projects across the UK.	The adoption of the SFCS will expand across other sectors in our corporate lending book (such as real estate) to enable us to increase our contribution to UK and Banco Santander targets for green finance through to 2030.
3	Supporting customers transition to a low carbon economy	Support retail mortgage customers to increase the energy efficiency of their property	Number of EnergyFact reports released to customers	3,651	We partnered with Countrywide to provide customers with a new bespoke review of their property’s energy rating. Although we missed our target, we have issued over 3,500 reports since the start of the programme in March 2021 and are looking to rapidly expand the distribution to customers throughout the UK.	This initiative only launched at the end of Q1 2021 and we are keen to see it expand and grow as we place greater emphasis on educating and empowering customers to make changes to their homes.
4	Managing climate risks	Determine methodologies for measuring portfolio/ temperature alignment with Paris pathways for key sectors	Number of sectors with approved approach/ methodology in place to measure financed emissions	2	We determined our approach and began to measure the financed emissions of mortgages and automotive portfolios. We also became signatories to the PCAF standard.	Finalised the financed emissions and calculate alignment with credible science-based scenarios to measure our impact further throughout 2022.
5	Supporting customers transition	Engage corporate customers in carbon intense sectors on their climate ambitions and plans to transition	Number of customers	c.230	In 2021, we reached out to more than 200 of our largest corporate customers as part of our participation in the Bank of England’s CBES.	We are committed to continuing to support our customers transition and will be working closely with our clients in carbon intense sectors to manage their ambitions to achieve our net zero target by 2050.
6	Reporting and disclosures	Establish processes for measuring and disclosing green finance, fossil fuel exposure and Mortgage EPC ratings	Number of disclosures	3	We developed a regular review process (every six months) to assess the EPC ratings of our mortgage portfolio. Green Finance was calculated in line with the new Banco Santander SFCS (see above) and with the support of external experts we developed a new approach for calculating fossil fuel exposure.	The quarterly mortgage review will help to identify areas where we can support customers while simultaneously managing our climate risk and exposure through our retail operations.
7	Reducing emissions in operations	Reduction of unnecessary single-use plastics	% reduction	100%
We achieved our goal of a 100% reduction in the use of unnecessary single-use plastics across our Santander UK sites. These items are single use plastic in canteens for cutlery and water cups in office facilities.
						This is our standard across all Santander UK sites and we look forward to developing new ways to combat waste on our premises.

Annual Report 2021	Santander UK Group Holdings plc 93

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Mid-term targets 2022-2025 and remuneration
To reflect the increased level of ambition set by the Board, we intend to set more ambitious, longer term climate targets which align to Banco Santander commitments and support our climate strategy. To achieve this, we have engaged extensively with key business teams across Santander UK in H1 2021. In December 2021, we presented these ambitious 2025 targets for review by the Senior Management Committee and Responsible Banking Committee. Their recommendations have been addressed and a new medium-term scorecard is disclosed within our ESG Supplement.
In addition to target setting, we and Banco Santander are also considering incorporating ESG and climate-related criteria into long-term incentive schemes and remuneration plans from 2022 onwards.
Financed emissions, portfolio alignment and sector decarbonisation targets
In 2021, we developed an approach to setting science-based targets as part of our net zero strategy. The most material emissions associated with our business relate to the clients we finance, known as 'financed emissions'. Initially, we worked to review and assess relevant frameworks, initiatives and methodologies, together with identifying the material sectors in our loan book. In 2021 lending from mortgages, motor vehicle loans and commercial real estate loans accounts for 91% of all lending.
The PCAF is a global partnership of financial institutions working together to develop and implement a harmonized approach to assessing, attributing, and disclosing GHG emissions associated with portfolios of loans and investments. In November 2020, PCAF released a Global GHG Standard for the financial industry. This covers six asset classes, including our three most significant sector exposures - Mortgages, Consumer Finance and Commercial Real Estate. To contribute to the development and application of standards for financed emissions, Santander UK joined PCAF and is applying its standard to calculate baseline financed emissions for the three significant sectors. Emissions will be attributed to Santander UK based on our exposure, such as the outstanding loan amount divided by the overall value of the property or vehicle. In September 2021, our CLG approved the approach, and work began to engage the working groups in the business, gather data and calculate attributed baseline financed emissions (both on an absolute and intensity measure basis). The quality of data available for these calculations will be reflected in PCAF data quality scores, with the aim to improve data quality over time.
Calculating baseline financed emissions is the first step to portfolio alignment to a net zero objective. Consistent with the approach taken by Banco Santander, we plan to set and publish interim and long-term carbon reduction targets using appropriate pathways (aligned to the objectives of the Paris Agreement), considering the risks and opportunities of achieving these targets on commercial strategy and risk appetite. We have developed roadmaps for each of the three material sectors, setting out a plan for setting and publishing targets, aligned with the expectations of the Net Zero Banking Alliance of which Santander is a part.
The below table shows the distribution of Santander UK total customer lending to key sectors under consideration for financed emissions analysis, with mortgages being a key focus:

Sector lending exposure

	Balance (£bn)%
Total customer assets	210.6	100
Mortgages	177.3	84
Consumer Finance	5	2
Commercial Real Estate and Social Housing	10	5
Electricity and Gas	0.1	0.07
EPC ratings of our mortgage book (transition climate risk)
We will support our residential mortgage customers to become more energy efficient, as reflected in our Banco Santander group-wide and Santander UK green finance targets. For more details on our Santander UK target, please see our ESG supplement.
The UK Government is currently consulting on proposals to require mortgage lenders to disclose energy performance across their property portfolio and on introducing voluntary targets to improve the energy performance of their portfolios to an average of EPC band C by 2030. At January 2021, 37% of our retail mortgage portfolio was rated as EPC band C or above. We are developing products such as EnergyFact reports (see greening homes timeline above) to help our customers understand how EPC ratings can save energy and may potentially affect house prices in the future.
EPC ratings (A-G) for Retail Banking residential mortgages in England and Wales as a percentage of the total number of mortgages where an EPC is recorded:

Note: Sourced from Landmark. Covers c.64% of Santander UK residential mortgages where EPC records are held.

Annual Report 2021	Santander UK Group Holdings plc 94

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Flood risk exposure of mortgage book (physical climate risk)
We are rapidly expanding our understanding of climate-related risks to our balance sheet, of which residential mortgages lending is our most significant portfolio, and we have completed a review of both the physical and transition risks of climate change. Working with postcode-level data, we assessed the most visible physical risk – flooding – for every Santander UK mortgage. Almost 95% of our mortgage lending is on properties with negligible or very low risk of flooding. Flood risk probability is expressed as a ratio, where a 1 in 30 year (1:30) flood event refers to the likelihood of flooding occurring in a given year.
Flood risk (number and % of properties) as noted at 31 December 2021

Annual Probability Band	Number of properties	% of properties
High: >1:30	2,963	0.3%
Medium: between 1:30 and 1:100	10,039	0.8%
Low: between 1:100 and 1:1,000	50,009	4.1%
Very Low: between 1:1,000 and 1:10,000	73,893	6.1%
Negligible: <1:10,000	1,077,821	88.7%
Total	1,214,725	100%

Fossil fuel exposure
The global economy is still heavily dependent on fossil fuel energy sources such as coal, natural gas and oil, which significantly contribute to climate change. Energy transmission requires building and maintaining appropriate wholesale networks that can affect the natural environment. We remain committed to reallocating financial flows from fossil fuel consumption, including for electricity generation, to cleaner alternatives as set out in our Environmental, Social and Climate Change Policy.
To track and measure how our current lending activities contribute towards the reliance of fossil fuels, we analysed our portfolio to identify fossil fuel exposures. We classified lending as a fossil fuel exposure if the counterparty engaged in any of the following activities:
–Oil and Gas: production and treatment including refining, transportation, storage and wholesale distribution
–Mining and Extraction: any coal mining or extraction activities
–Power Generation: Although we focus specifically on clients for whom coal-fired generation represents more than 10% of revenues on a consolidated basis. We consider all power generation exposure in our calculation for prudence
At 31 December 2021, we had limited exposure to such counterparties, with these activities making up less than 0.1% of total customer loans. We will continue to monitor, disclose and reduce lending which contributes to ongoing fossil fuel use.

Annual Report 2021	Santander UK Group Holdings plc 95

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk

Overview
Credit risk is the risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for whom we have assumed a financial obligation.
We set out how our exposures arise and our approach to credit risk across the credit risk lifecycle. We discuss our ECL approach and the key inputs to our ECL model. We also summarise various Covid-19 support measures provided to our customers and their impact on ECL. We then analyse our key metrics, credit performance and forbearance, and highlight how Covid-19 affected them where relevant.

Key metrics Stage 3 ratio remained stable at 1.43% (2020: 1.42%). Loss allowances decreased to £866m (2020: £1,377m). Average LTV of 64% (2020: 64%) on new mortgage lending.

CREDIT RISK MANAGEMENT
Exposures (audited)
Exposures to credit risk arise in our business segments from:

Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre
In Homes,
–We provide residential mortgages for customers with good credit quality (prime lending).
–We provide these mostly for owner-occupied homes, with some buy-to-let mortgages provided to non-professional landlords.
In Everyday Banking,
–We provide unsecured lending to individuals, including personal loans, credit cards and account overdrafts.
–We provide banking services to businesses with a turnover of up to £6.5m per annum and relatively simple borrowing needs. We offer overdrafts, credit cards and business loans.

–We provide financing for cars, vans, motorbikes and caravans through Santander Consumer (UK) plc (SCUK).
–Through our joint ventures, Hyundai Capital UK Ltd and Volvo Car Financial Services UK Limited, we provide retail point of sale customer finance and wholesale finance facilities (stock finance).

–Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.
–We provide these to SMEs and mid-sized corporates with an annual turnover of up to £500m, Commercial Real Estate and Social Housing associations.

–Asset and liability management of our balance sheet, as well as our non-core and legacy portfolios being run down.
–Exposures include financial institutions, sovereign and other international organisation assets, and structured products, chosen for diversification and liquidity.
–Crown Dependencies - mainly residential mortgages to individuals in Jersey and the Isle of Man.

The segmental basis of presentation in this Annual Report has changed following a management review of our structure, and comparative amounts have been restated to be consistent with the new presentation. Previously, Consumer Finance was managed as part of Retail Banking. See Note 2 for more information.
Santander UK transferred a significant part of the CIB business to the London branch of Banco Santander SA under a Part VII banking business transfer scheme which completed on 11 October 2021. For more information, see Note 43.
Prior to the transfer, CIB provided loans, bank accounts, treasury services and markets activities, trade finance, receivables discounting and cash transmission to large corporates and financial institutions, under approved ring-fenced bank exceptions policy.

In 2021, our product teams expanded their focus to develop new ways to help customers transition to a low carbon economy. We launched a market first bespoke home energy report, ‘EnergyFact’, in partnership with Countrywide, with a goal to start meaningful engagement with mortgage customers and to begin to raise awareness on home improvements targeting energy efficiency and reduced carbon emissions.

More than 3,500 mortgage customers have completed EnergyFact assessments and created a tailored guidance plan for their home since the start of the programme in March 2021.

EnergyFact will be prominent in the end-to-end customer journey we are building to support our customers on their net-zero journey. We will help customers become more informed, understand available grants and funding, provide green financing options, and benefit from partnerships with suppliers.

We are looking to rapidly expand the distribution to customers throughout the UK.
EnergyFact report for mortgage customers

Annual Report 2021	Santander UK Group Holdings plc 96

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our approach to credit risk
We manage our portfolios across the credit risk lifecycle, from drawing up our risk strategy, plans, budgets and limits to make sure the actual risk profile of our exposures stays in line with our business plans and within our Risk Appetite. We further tailor the way we manage risk across the lifecycle to the type of product and regularly review our approach and refine it when we need to.
1. Risk strategy and planning (audited)
All relevant areas of the business work together to create our business plans. We aim to balance our strategy, goals, and financial and technical resources with our Risk Appetite. To do this, we focus on economic and market conditions and forecasts, regulations, conduct matters, profitability, returns and market share.
2. Assessment and origination (audited)
Managing credit risk begins with lending responsibly. That means only lending to customers who are committed to paying us back and can afford to, even if their circumstances change. We undertake a thorough risk assessment to make sure a customer can meet their obligations before we approve a loan.
We take proportionate steps to assess whether a customer will be able to repay the money borrowed. We do this by a series of initial affordability and credit risk assessments. We access each customer’s credit profile and signs of how reliable they are at repaying credit. When a customer applies, we assess the data they provide, plus data from credit reference agencies (for Retail Banking and Consumer Finance) and performance on their other Santander accounts (if they have any) against our Credit Policy.
Retail Banking
In Homes, for secured loans, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. Many of our decisions are automated as we use data available to us. We tailor the process and how we assess the application based on the product. More complex transactions often need greater manual assessment. This means we have to rely more on our credit underwriters’ skill and experience in making the decision.
In Everyday Banking, similar to Homes, many of our decisions are automated as we use data available to us. We tailor the process and how we assess the application based on the product. For unsecured personal loans and credit cards, we assess affordability by reviewing the customer’s income and spending, their other credit commitments and stress accommodation costs on a proportionate basis.
For business banking services, we use a combination of internal, credit reference agency and application data in our credit assessments. Credit scoring combined with policy rules give us confidence that businesses are creditworthy and can afford their repayments.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description
Residential mortgages	Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued either by a surveyor or using automated valuation methodologies where our confidence in the accuracy of this method is high.
Unsecured lending	There is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Business banking services	Business banking lending is unsecured. When lending to incorporated businesses, we typically obtain personal guarantees from each director but we do not treat these as collateral.

Consumer Finance
In Consumer Finance, similar to Retail Banking, many of our decisions are automated as we use data available to us. We tailor the process and how we assess the application based on the product. Residual value risk is one of our top risks. We use leading independent vehicle valuation companies to assess the future value of the asset before the start of the agreement.
Credit risk mitigation
The type of credit risk mitigation, including collateral, is:

Portfolio	Description
Consumer (auto) finance	Collateral is in the form of legal ownership of the vehicle for most consumer (auto) finance loans, with the customer being the registered keeper. Only a very small proportion of the business is underwritten as a personal loan. In these cases, there is no collateral or security tied to the loan. We use a leading vehicle valuation company to assess the LTV at the proposal stage to ensure that the value of the vehicle being lent against is appropriate.

Corporate & Commercial Banking
Our risk assessment assigns each customer a credit rating according to the internal rating threshold, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and trends in the economy, backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year for those clients that are rated. We also assess the underlying risk of the transaction, taking account of any mitigating factors (see the tables below) and how it fits with our risk policies, limits and Risk Appetite.

Annual Report 2021	Santander UK Group Holdings plc 97

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Responsible lending, including climate change and the transition to a low carbon economy
We lend to a wide range of sectors and industries, including those that are intrinsic or of strategic importance to the economy of the UK. As part of lending responsibly, we observe the Equator Principles as a way to factor social, ethical and environmental impacts into our risk analysis and decision making for financial transactions. Our Reputational Risk and Environmental, Social and Climate Change (ESCC) Risk policies define how we create long-term value while managing those risks. Our policies cover Oil & Gas, Power Generation & Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for Coal Fired Power Plants (CFPPs) projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects. In line with the Banco Santander commitment, we will eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with over 10% revenue from thermal coal by 2030. We pay special attention to the ESCC risks of various activities and projects, including liquid natural gas facilities; deep-sea and ultra-deep-sea oilfields; nuclear power generation; solid and gaseous biomass; precious minerals and metals mining; and native tropical timber extraction. We review all relationships and transactions with identified ESCC risks or reputational risks including human rights, to ensure they are within our risk appetite. Key decisions can be escalated to the Reputational Risk Forum and, if required, the Board.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
SME and mid corporate	Includes secured and unsecured lending. We can take mortgage debentures or a first charge on commercial property as collateral. Before agreeing the loan, we get an independent professional valuation which assesses the property. Loan agreements typically allow us to obtain revaluations during the term of the loan. We can also take guarantees, but we do not treat them as collateral unless they are supported by a tangible asset which is charged to us.

We also lend against assets (like vehicles and equipment) and invoices for some customers. We value assets before we lend. For invoices, we review the customers' ledgers regularly and lend against debtors who meet agreed criteria.

We consider the UK Government guarantee supporting losses on amounts lent under its Coronavirus Loan Schemes as collateral (80% for CBILS, CLBILS and RLS, and 100% for BBLS).
Commercial Real Estate	We take a first legal charge on commercial property as collateral. The loan is subject to strict criteria, including the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before agreeing the loan, we visit the property and get an independent professional valuation which assesses the property, the tenant and future demand. Loan agreements typically allow us to obtain revaluations during the term of the loan.
Social Housing	We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing.

Corporate Centre
We follow the same assessment and origination process in Corporate Centre as that in Corporate & Commercial Banking.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
Structured Products	These are our High Quality Liquid Assets (HQLA) and Legacy Treasury asset portfolios. These assets are primarily ABS and covered bonds, which benefit from senior positions in the creditor hierarchy. Their credit rating reflects the over-collateralisation in the structure, and the assets that underpin their cash flows and repayment schedules.
Social Housing	We manage the risk on this portfolio in the same way as for the Social Housing portfolio in Corporate & Commercial Banking.
Financial Institutions	We use standard legal agreements to reduce credit risk via netting and collateralisation on derivatives, repos and reverse repos, and stock borrowing/lending. We also reduce risk by clearing trades through central counterparties (CCPs) where possible.

Legacy Portfolios in run off	We often hold collateral through a first legal charge over the underlying asset or cash. We get independent third-party valuations on fixed charge security in line with industry guidelines.
Crown Dependencies	We manage the risk on this portfolio in the same way as for mortgages in Retail Banking.

Corporate & Investment Banking
Prior to the transfer in Q4 2021, we followed the same assessment and origination process in Corporate & Investment Banking as that in Corporate & Commercial Banking and Corporate Centre. In addition, in Corporate & Investment Banking, a specialist analyst usually reviewed a transaction at the start and over its life.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios were as follows.

Portfolio	Description
Large Corporates	Most of these corporate loans and products were unsecured. We also had a structured finance portfolio, where we typically held legal charges over assets we financed. We monitored borrowers in line with expected performance and applicable covenants, so we detected any financial distress early.
Financial Institutions	Financial Institutions exposures were minimal and were managed in the same way as Large Corporates.

Annual Report 2021	Santander UK Group Holdings plc 98

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

3. Monitoring (audited)
We measure and monitor changes in our credit risk profile on a regular and systematic basis against our budgets, limits and benchmarks.
Credit concentrations
A core part of our monitoring and management is a focus on credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set and monitor concentration limits in line with our Risk Appetite and review them on a regular basis.
–Geographical concentrations: We set exposure limits to countries and geographies, with reference to the country limits set by Banco Santander and our own Risk Appetite. For more geographical information, see ‘Country risk exposures’.
–Industry concentrations: We also set exposure limits by industry sector. We set these limits based on the industry outlook, our strategic aims and desired level of concentration, and relevant limits set by Banco Santander. We analyse committed exposures in the ‘Credit risk review’ section that follows.
Retail Banking
In Homes, we use IT systems and data available to us to monitor accounts. The main parts are:
–Behavioural scoring: we use statistical models that help predict whether a customer will have problems repaying, based on how they use their accounts
–Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models
–Other Santander accounts: each month, we also look at how the customer uses their other accounts with us, so we can identify problems early.
Our day-to-day retail credit risk monitoring relies on a mix of product, customer and portfolio performance measures as described above. However, changes in the wider UK macro-economy also impact our Homes portfolio. To reflect this, since 2017 we have used a Retail Risk Playbook tolerance framework to enhance our day-to-day risk monitoring. This is a formal, structured framework that sets out the macroeconomic variables that are most relevant to retail portfolio performance. We monitor these variables against the related forecasts in our business plans. If the economy deviates materially from our forecasts, we formally review and reconsider our retail risk management policy and strategy. This framework will stay in place for as long as we consider it necessary.
Covid-19 has and will continue to affect the macro-economic environment and we have responded to this using the Retail Risk Playbook tolerance framework and management judgements to ensure that portfolio quality remains within Risk Appetite.
Our monitoring can also mean we change our minds about whether a product is still right for a customer. If we find evidence that a customer is in financial difficulties, we contact them about arrears management including forbearance, which we explain in more detail below.
For secured lending, our monitoring also takes account of changes in property prices. We estimate the property’s value every three months. In most cases, we use statistical models based on recent sales prices and valuations in that local area. Use of this model is subject to Model Risk Governance. Where a lack of data means the model’s valuation is not available, we use the original surveyor valuation with a House Price Index (HPI) adjustment as appropriate.
In Everyday Banking, similar to Homes, we use IT systems and data available to us to monitor accounts, and we use the Retail Risk Playbook tolerance framework (except for business banking services) and management judgements to ensure that portfolio quality remains within Risk Appetite. For unsecured personal lending like credit cards and overdrafts, monitoring might lead us to raise or lower credit limits. For business banking services, we review revolving credit facilities each year to ensure the facilities remain appropriate for the customer's financial circumstances.
Consumer Finance
In Consumer Finance, similar to Retail Banking, we use IT systems and data available to us to monitor accounts, and we use the Retail Risk Playbook tolerance framework and management judgements to ensure that portfolio quality remains within Risk Appetite. We also check the Residual Value of our portfolio each month, using triggers set to identify any material change in trends.
Corporate & Commercial Banking and Corporate Centre
We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We monitor detailed analyses of our credit exposures and risk trends each month. We also report our larger exposures and risks to the Board Risk Committee each month.
Our Watchlist
We also use a Watchlist for exposures subject to annual reviews to help identify potential problem debt early. Just because a customer is on our Watchlist does not mean they have defaulted. It just means that something has happened that has increased the probability of default, such as they breach a covenant or lose a major contract.
We classify Watchlist cases as:
–Enhanced monitoring: for less urgent cases. If they are significant, we monitor them more often and where appropriate may consider more collateral.
–Proactive management: for more urgent or serious cases. We may take steps to restructure debt including extending the term, taking more collateral, agreeing a lower credit limit, or seeking repayment of the loan through refinancing or other means.
We assess cases on the Watchlist for impairment as explained in the ‘Significant Increase in Credit Risk (SICR)’ section. When a customer is included in enhanced monitoring, we do not consider that it has suffered a SICR for ECL purposes, so it remains in Stage 1 for purposes of our loss allowance calculations. When a customer is included in proactive management, we consider that it has suffered a SICR. This means we transfer it to Stage 2 and subject it to a lifetime ECL assessment to calculate the new loss allowance. We take into account any forbearance we offer. This includes whether any extra security or guarantees are available, the likelihood of more equity and the potential to enhance value through asset management.
In Corporate & Commercial Banking, as part of our client review process, for loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. Where this seems unlikely, we put the case on our Watchlist.
In Corporate & Commercial Banking, there are also exposures that are not subject to annual reviews, which are primarily high volume and low value cases. They are managed using early warning indicators, which are supported by teams of expert analysts. Early warning indicators include the use of data from credit reference agencies.
In Corporate Centre, we typically monitor the credit quality of our exposures daily. We use both internal and third-party data to detect any potential credit deterioration. In addition, we manage the credit quality of our Crown Dependencies mortgages in the same way as for mortgages in Retail Banking.
Corporate & Investment Banking
Prior to the transfer in Q4 2021, we followed the same monitoring process in Corporate & Investment Banking as that in Corporate & Commercial Banking and Corporate Centre. In addition, we also monitored the credit quality of our exposures daily. We used both internal and third-party data to detect any potential credit deterioration.

Annual Report 2021	Santander UK Group Holdings plc 99

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

4. Arrears management (audited)
Retail Banking and Consumer Finance
We have several strategies to manage arrears that we can use as early as the day after a missed payment. We assess the problems a customer is having, so we can offer them the right help to bring their account up to date as soon as possible. The strategy we use depends on the risk and the customer’s circumstances.
Corporate & Commercial Banking and Corporate Centre
We identify problem debt by close monitoring, supported by our Watchlist process for all exposures subject to annual reviews. When there is a problem, our Relationship Directors are the first to act, supported by the relevant credit risk expert. We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to make sure they are not breaching any covenants, and by having regular dialogue with them. Our Restructuring & Recoveries team are engaged as needed on Watchlist cases and we may hand over more serious cases to them.
For the exposures not subject to annual review, we have several strategies for managing arrears that can be used as early as the day of the missed payment. We assess the problems a customer is having, so we can offer them the right help to bring their account up to date as soon as possible.
If a case becomes more urgent or needs specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team. We aim to act before a customer defaults, to prevent it, if possible. The strategy we use depends on the type of customer, their circumstances and the level of risk. We use restructuring and rehabilitation tools to try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us.
Corporate & Investment Banking
Prior to the transfer in Q4 2021, we managed arrears in Corporate & Investment Banking in the same way as that in Corporate & Commercial Banking and Corporate Centre.
For more, see the Forbearance section.
5. Debt recovery (audited)
Sometimes, even when we have taken all reasonable and responsible steps to manage arrears, they are not effective. If this happens, we have to end our agreement with the customer and try to recover the whole debt, or as much of it as we can.
Retail Banking
In Homes, to recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court. For retail mortgage loans we may consider legal action including repossession of the property as a last resort or, if necessary, to protect the property from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations on each property, as well as the estimated cost of selling it. These form the basis of our loss allowances calculations. Where we do enforce the possession of a property we do not take ownership. We make use of external agents to realise the value and settle the debt. Any surplus funds are returned to the borrower or are otherwise dealt with in line with insolvency regulations.
In Everyday Banking, to recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court, similar to our approach in Homes.
Consumer Finance
To recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court, similar to our approach in Retail Banking. We may consider taking steps to re-possess of the vehicles we have financed.
Corporate & Commercial Banking and Corporate Centre
Where we look for an exit, we aim to do this, if we can, by agreeing with the borrower that they will sell some or all their assets on a voluntary basis or agreeing to give them time to refinance their debt with another lender. Where we cannot find a way forward or reach a consensual arrangement, we consider recovery options. This can be through an insolvency proceeding, enforcing over any collateral or selling debt on the secondary market. We may also consider other legal action available to recover what we are owed from debtors and guarantors. If there is a shortfall, we write it off against loss allowances we hold. In certain very rare instances, we may act as mortgagee in possession of assets held as collateral against non-performing commercial lending. In such cases, we carry the assets on our balance sheet and classify them in line with our accounting policies.
Corporate & Investment Banking
Prior to the transfer in Q4 2021, we followed the same debt recovery process in Corporate & Investment Banking as that in Corporate & Commercial Banking and Corporate Centre.
Loan modifications (audited)
We sometimes change the terms of a loan when a customer gets into financial difficulty (this is known as forbearance), or for other commercial reasons.
Forbearance
When a customer gets into financial difficulties, we can change the terms of their loan, either temporarily or permanently. We do this to help customers through temporary periods of difficulty so they can get back on to sustainable terms and fully pay off the loan over its lifetime, with support if needed. We try to do this before the customer defaults. Whatever we offer, we assess it to make sure the customer can afford the repayments. Forbearance improves our customer relationships and our credit risk profile. We review our approach regularly to make sure it is still effective. In a few cases, we can help a customer in this way more than once. This can happen if the plan to repay their debt doesn’t work and we have to draw up another one. When this happens more than once in a year, or more than three times in five years, we call it multiple forbearance. We only use foreclosure or repossession as a last resort.

Annual Report 2021	Santander UK Group Holdings plc 100

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

We may offer the following types of forbearance, but only if our assessments show the customer can meet the revised payments:

Action	Description
Term extension
We can extend the term of the loan, making each monthly payment smaller. For retail customers, where applicable they must also meet our policies for maximum loan term and age when they finish repaying. Customers with interest-only mortgages have to make arrangements to repay the principal at the end of the mortgage. For corporate customers, we expect the customer to be able to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term at a minimum. We may offer term extensions if the customer is up to date with their payments but showing signs of financial difficulties. We may also offer this option if the loan is about to mature and near-term refinancing is not possible on market terms.

Interest-only
For retail customers, interest-only is only offered as a short-term standard collections arrangement since March 2015. We now record any related shortfall in monthly payments as arrears and report them to the credit reference agencies. As a result, we do not classify interest-only arrangements agreed since March 2015 as forbearance. We continue to manage and report all interest-only arrangements offered before then as forbearance.

For corporate customers, we can agree to let a customer pay only the interest on the loan for a short time – usually less than a year. We only agree to this if we believe their financial problems are temporary and they are going to recover. After the interest-only period, we expect the customer to go back to making full payments of interest and capital once they are in a stronger financial position.

Other payment rescheduling, including capitalisation
For retail customers, we offer two main types, which are often combined with term extensions and, in the past, interest-only concessions:
–If the customer cannot afford to increase their monthly payment enough to pay off their arrears in a reasonable time but has been making their monthly payments (usually for at least six months), then we can add the arrears to the mortgage balance.
–We can also add to the mortgage balance at the time of forbearance, unpaid property charges which are due to a landlord and which we pay on behalf of the customer to avoid the lease being forfeited.
For corporate customers, we may agree to lower or stop their payments until they have had time to recover. We may:
–Reschedule payments to better match the customer’s cash flow – for example if the business is seasonal
–Provide a temporary increase in facilities to cover peak demand ahead of the customer’s trading improving.
We might do this by adding their arrears to their loan balance (we call this arrears capitalisation) or drawing from an overdraft. We may also offer other types of forbearance, including providing new facilities, interest rate concessions, seasonal profiling and interest roll-up. In rare cases, we agree to forgive or reduce part of the debt.

When we agree to forbearance, we consider that the account has suffered a Significant Increase in Credit Risk (SICR), as we explain later on. We review our loss allowance for it and report the account as forborne. For retail accounts, if an account is in Stage 1 (a 12-month ECL) when we agree forbearance, we transfer it to Stage 2 (a lifetime ECL). For all accounts, if an account is already in Stage 2 when we agree forbearance, we keep it in Stage 2 unless the forbearance arrangement involves an account that is deemed unlikely to pay (defined through a number of events listed in our Classification Policy), the forgiveness of fees and interest or debt, or is being granted multiple forbearances which would put the case into Stage 3 (a lifetime ECL). If an account is already in Stage 3 when we agree forbearance, we keep it in Stage 3. We monitor the performance of all forborne loans. A loan moves from a lifetime ECL to a 12-month ECL once the criteria to exit forbearance have been met, as set out below.
Exit from forbearance or cure
For an account in Stage 3 to exit forbearance, all the following conditions must be met:
–The account has been classed as Stage 3 for at least one year since the end of the latest forbearance strategy
–The account is not deemed unlikely to pay
–The account is no longer in arrears, and the customer has no other material debts with us which are more than 90 days in arrears.
If all the conditions are met, the account is re-classed as Stage 2 forbearance until the Stage 2 forbearance exit conditions set out below are also met.
For an account in Stage 2 to exit forbearance, all the following conditions must be met:
–The account has been classed as Stage 2 for at least two years since the end of the latest forbearance strategy
–The account has been performing, i.e. the customer is no longer in financial difficulty
–Meaningful capital and interest repayments have been made for at least 50% of the two year period
–The account is no longer in arrears, and the customer has no other material debts with us which are more than 30 days in arrears.
Other forms of debt management and modifications
When a customer is not showing signs of financial difficulties, we can also change the terms of their loan. We do this to help them manage their financial liabilities.
In addition, from March 2020 to March 2021, we provided mortgage customers with payment holidays in line with UK Government and FCA guidance. Similar payment holidays were also granted in respect of consumer (auto) finance, personal loans, credit cards, business and corporate loans. For more on this, see 'Covid-19 Support measures'. The granting of a payment holiday on its own was not considered to be a SICR event or a default under regulatory definitions or forbearance. For customers who needed further financial support after the payment holiday period, we offered them help in line with our policies.
Retail Banking
In Homes, apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer. We do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers in insolvency or bankruptcy.
In Everyday Banking, we do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers in insolvency or bankruptcy.
Consumer Finance
We do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers in insolvency or bankruptcy.

Annual Report 2021	Santander UK Group Holdings plc 101

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Corporate & Commercial Banking and Corporate Centre
When customers are in financial difficulty, we can also manage debt in other ways, depending on the facts of the specific case:

Action	Description
Waiving or changing covenants	If a borrower breaks a covenant, we can either waive it or change it, taking their latest and future financial position into account. We may also add a condition on the use of any surplus cash (after operating costs) to pay down their debt to us.
Asking for more collateral or guarantees	If a borrower has unencumbered assets, we may accept new or extra collateral in return for revised financing terms. We may also take a guarantee from other companies in the same group and/or major shareholders. We only do this where we believe the guarantor will be able to meet their commitment.
Asking for more equity	Where a borrower can no longer pay the interest on their debt, we may accept fresh equity capital from new or existing investors to change the capital structure in return for better terms on the existing debt.

Corporate & Investment Banking
Prior to the transfer in Q4 2021, we managed debt in Corporate & Investment Banking in the same way as that in Corporate & Commercial Banking and Corporate Centre.

Risk measurement and control
We measure and control credit risk at all stages across the credit risk lifecycle. We have a range of tools, processes and approaches.
Retail Banking and Consumer Finance
These businesses involve managing large numbers of accounts, so they produce a huge amount of data. This allows us to take a more analytical and data intense approach to measuring risk. This is reflected in the wide range of statistical models we use across the credit risk lifecycle. We use:
–Risk strategy and planning: econometric models
–Assessment and origination: application scorecards, and attrition, pricing, loss allowance and capital models
–Monitoring: behavioural scorecards and profitability models
–Arrears management: models to estimate the proportion of cases that will result in possession (known as roll rates)
–Debt recovery: recovery models.

We assess and review our loss allowances regularly and have them independently reviewed. We look at a number of factors, including the cash flow available to service debt. We also use an agency to value any collateral – mainly mortgages.
Corporate & Commercial Banking and Corporate Centre
We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client. In Corporate Centre, we manage the credit quality of our Crown Dependencies mortgages in the same way as for mortgages in Retail Banking. We assess our loss allowances regularly by looking at a number of factors, including the cash flow available to service debt and the value of collateral based on third-party professional valuations.
Corporate & Investment Banking
Prior to the transfer in Q4 2021, we measured and controlled credit risk in the same way as Corporate & Commercial Banking and Corporate Centre.

Key metrics (audited)
We use a number of key metrics to measure and control credit risk, as follows:

Metric	Description
Expected Credit Loss (ECL)	ECL tells us what credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since origination. We explain how we calculate ECL below.
Stages 1, 2 and 3	We assess each facility’s credit risk profile to determine which stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages including monitoring of coverage ratios for each stage. We explain how we allocate a facility to Stage 1, 2 or 3 below.
Stage 3 ratio	The Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. The Stage 3 ratio is the main indicator of credit quality performance.
Expected Loss (EL)	EL is based on the regulatory capital rules of CRD IV and gives us another view of credit risk. It is the product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality. There are differences between regulatory EL and IFRS 9 ECL, which we set out below. The rest of our Risk review, impairments, losses and loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS accounting policy on impairment, see Note 1 to the Consolidated Financial Statements.
We also assess risks from other perspectives, such as geography, business area, product and process to identify areas we need to focus on. We also use stress testing to establish vulnerabilities to economic deterioration. Our business segments tailor their approach to credit risk to their own customers, as we explain later on.

Annual Report 2021	Santander UK Group Holdings plc 102

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Key differences between regulatory EL and IFRS 9 ECL models
There are differences between the regulatory EL and the IFRS 9 ECL approaches. Although our IFRS 9 models use the existing Basel advanced IRB risk components, we need to make several adjustments to ensure the outcome is in line with the IFRS 9 requirements, i.e. the financial reporting standard we use, as follows.

	Basel advanced IRB EL	IFRS 9 ECL
Rating philosophy	Mix of point-in-time, through-the-cycle or hybrid	Point-in-time, forward-looking. Considers a range of economic scenarios
Parameters calibration	Contains regulatory floors and downturn calibration	Unbiased estimate, based on conditions known at the balance sheet date
Calculation timing	Considers aggregation of possible default events in the next 12 months	Considers monthly calculation of parameters, for all possible future default dates. First 12 months are used for Stage 1, full lifetime for Stages 2 and 3
Probability of Default (PD)	PD in the next 12 months	Includes forward-looking economic data and removes conservatism. PD in next 12 months for Stage 1, lifetime for Stages 2 and 3
Loss Given Default (LGD)	Lifetime LGD for defaults in the next 12 months	Modelled without regulatory floors and exclusion of indirect costs
Exposure at Default (EAD)	Exposure at the point of default if the customer defaults in the next 12 months	Floored at amount owed, except on some revolving facilities. Recognises ability for exposure to reduce from the balance sheet date to default date
SICR	Does not include SICR concept	Includes SICR concept
Discounting applied	At the weighted average cost of capital to the default date	At the effective interest rate (EIR) to the balance sheet date

Recognising ECL (audited)
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted in order to reflect the risk of a loss being incurred even when it is considered unlikely.

Critical judgements and accounting estimates applied in calculating ECL (audited)
IFRS 9 recognises that critical management judgements and accounting estimates are an essential part of calculating ECL. Specifically, where the historical data that we use in our models does not reflect current or future expected conditions, or the data we have does not cover a sufficient period or is not robust enough. We consider the critical accounting estimates in calculating ECL to be:
–Forward-looking multiple economic scenarios; and
–Probability weights applied to multiple economic scenarios.
We consider the critical management judgements in calculating ECL to be:
–Definition of default;
–Significant Increase in Credit Risk (SICR) thresholds;
–Post Model Adjustments (PMAs);
–Internal credit risk rating for corporate borrowers; and
–Individually assessed corporate Stage 3 exposures.

See sections below for more on each of these key judgements and estimates.

Multiple economic scenarios and probability weights (audited)
For all our portfolios, except CIB, we use five forward-looking economic scenarios. For 2021, they consist of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.
(i) For all our portfolios, except CIB
Our forecasting approach
We derive our scenarios in part by using a set of parameters in GDP fan charts published by the Office for Budget Responsibility (OBR). To avoid major changes to the scenarios due to changes in the OBR fan charts, we place more weight on the long-run outlook of the fan charts rather than relying solely on each individual release as this can create large swings in the scenarios which may not be appropriate. We use the OBR fan charts to calculate our GDP paths for each scenario. For 2021 this applied to the Upside 1, Downside 1 and Downside 2 scenarios. These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to illustrate the uncertainty regarding the outcome of a variable, in this case GDP.
We use the 0.6 fan chart path for our Upside 1 scenario and the 0.3 path for Downside 1. For Downside 2 we use a blend of the Downside 1 scenario and the base case rather than the 2008/09 recession, which is used under BAU. This is because the fall in GDP in the base case is markedly higher than the one seen in 2008/09, due to the lockdown restrictions imposed due to Covid-19. To ensure that Downside 2 is kept consistent with any changes to the OBR fan charts, we calculate the Downside 2 GDP by taking the percentage difference between Downside 2 and Downside 1 GDP in the original forecast and applying this difference to the new Downside 1.
Once we have established the GDP paths for each scenario, we run them through the Oxford Global Economic Model (OGEM) to derive the other macroeconomic variables, such as unemployment and house prices. These variables are the product of the GDP growth paths we have forecast and the output of the OGEM for these growth paths. We then impose a Bank Rate profile for each scenario using expert judgement. We determine the Bank of England Bank Rate (Bank Rate) by using the base case Bank Rate profile and adjusting this for each of the four other scenarios. To do this, we firstly consider what each of the scenarios is trying to achieve.
For the upside scenario, which has a higher growth path and rising productivity growth, we allow for a managed tightening of the monetary stance, so we assume small increases in Bank Rate. In contrast, for Downside 2 the scenario shows monetary policy forced into a reactive stance to contain CPI inflation at a time of weakening output growth, so we assume the Bank of England would raise rates in this scenario to bring inflation back to its target rate. The rising Bank Rate profiles are based on forward guidance from the Bank of England, where increases are assumed to be gradual and incremental. For the Downside 1 scenario, this is aligned to the base case forecast for the majority of the 5 year forecast as inflation is similar to that of the base case, and for Downside 3, this shows a negative interest rate profile which the Bank of England follows to try and boost growth with inflation remaining low. In this way, our scenarios reflect a range of possible outcomes that the Bank of England may follow for different growth paths.

Annual Report 2021	Santander UK Group Holdings plc 103

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our use of five scenarios is designed to reflect different possible outcomes to the base case forecast highlighting the upside and downside risks associated with the central scenario. The downside risks for the UK economy include further waves of Covid-19 leading to restrictions on economic activity, a further and sharper downturn in global growth, a substantial increase in inflation which raises the cost of living, a continuation of the very low productivity growth seen in the UK, and a move to a more protectionist agenda for trade. The upside risks are more muted at present and include a stronger recovery in global growth, coupled with a move to more open trade and further trade agreements with other countries.
We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three-year planning processes, or sooner if there is a material change in current or expected economic conditions. For instance, in 2021 the base case has been updated every quarter. We refresh all our economic scenarios each quarter to reflect the latest data and OBR fan charts if these have changed, which are then reviewed and approved by the Credit Risk Provisions Forum (CRPF). The CRPF also assesses the probability weights at least once a quarter.
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At the end of 2021, there were no significant differences between our base case forecasts and the consensus views.
In 2021, we were also able to do further peer benchmarking analysis of the economic scenarios using the data the PRA provided, which for Q4 2021 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The conclusion of this analysis demonstrated that our economic scenarios were in line with our peers, although on a weighted basis house price inflation reflected a more conservative view.
In 2021, we also considered any likely impact from climate change risk on our forecasting approach and concluded that no adjustment to the multiple economic scenarios for climate change risk was required. This is because climate change effects are generally regarded to be relevant over a longer timeframe than our forecast period of five years.
Key changes to our forecasting approach in 2021
In 2021, there were no specific changes to our forecasting approach. The OBR have not published fan charts since March 2020. However, in order to ensure that the error bands remain reasonable, they have been cross-checked against other forecasters views on downside and upside scenarios to make sure they remain a reasonable proxy and we are considering using our own fan chart error bands going forward to mitigate this issue.

Base case
For our base case, the forecasts are based on the following assumptions: that there are no further lockdowns due to rising Covid-19 infections; that the majority of overseas travel restrictions have been removed; that supply constraints continue into 2022; that in Q4 further self-imposed social distancing restrictions are re-enacted to deal with increased infection rates slowing growth further; and that GDP 2019 levels are returned to in H1 2022. It is normal practice to review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and we will continue to follow that approach particularly as the advice the UK Government issues is subject to change in this fluid environment.

Base case key macroeconomic assumptions
–House price growth: The stamp duty holiday ceased at the end of September 2021. However, there has not appeared to be a marked slowdown in house price growth, although it was expected to fall back further in Q4 2021 as more normal demand patterns for housing emerge. With unemployment continuing to remain low, conditions for buying still favourable, albeit with mortgage rates increasing in line with Bank Rate hikes, and with the supply side remaining weak this will help keep house prices from falling. On this basis we were projecting an increase of 5% by the end of 2021, although this will vary across the UK regions with London seeing much smaller rises.

–GDP: The outlook assumes the recovery peaked in Q2 2021 with slowing quarterly growth rates thereafter. Growth in 2021 and 2022 will be hampered by the changes to the trading conditions brought about by the UK’s exit from the EU and with supply constraints continuing to dominate, raising prices which along with the jump in prices for gas and oil result in inflation peaking in H1 2022. Growth continues in 2022, but with rates starting to return to pre-Covid levels as catch-up consumption begins to dissipate and the economy moves towards average growth rates. Key to growth is ensuring rising prices remain under control and that the cost of living spike remains that.

–Unemployment rate: Unemployment was expected to peak in Q4 2021 at 4.7% as the UK Government’s job support schemes come to an end. However, with the majority of UK businesses wanting to retain staff for when trading conditions return to more 'normal' patterns, unemployment continues to fall back over the forecast period. Given the reduced size of the UK workforce, unemployment by the end of the forecast period is only slightly higher than pre-pandemic.

–Bank Rate: For the Bank Rate forecast, the base case had Bank Rate at 25bps at the end of 2021, in line with the increase in rates implemented by the Monetary Policy Committee (MPC) on 16 December 2021. In 2022 it assumes two further rate hikes of 25bps, each to end 2022 at 75bps. These further increases are designed to bring CPI inflation back towards target in 2023 given a peak of circa 6% in H1 2022. The base case remains flat from beginning of 2023 over the rest of the forecast period as inflation starts to drop back with rates now at pre-pandemic levels. The Bank of England look to bed in these new rates and to understand its effects on businesses.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce continues and that this will have a knock on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.6%, the OBR’s latest estimate of the UK’s long run average growth rate. CPI inflation is forecast to be significantly above the 2% target rate in the initial forecast period but then fall to target by the end. With higher levels of savings, consumers use a proportion of these to help support household spending power through 2022.
In summary, the base case assumes that the outlook improves as the successful vaccination programme continues, which ends the need for further national lockdowns.
Key changes to our base case in 2021
The key changes to our base case assumptions in 2021 were: (i) stronger GDP growth in 2021 and weaker expansion in 2022 to reflect the faster recovery followed by a return to slower, pre-pandemic growth rates; (ii) the unemployment rate, whilst lower than expected given the government furlough scheme, rises a little and peaks in Q4 2021. Thereafter it falls back very gradually over the forecast horizon; (iii) there is much faster house price growth in 2021 as the ending of the stamp duty holiday only has a limited effect on reducing demand and supply remains constrained; and (iv) the Bank Rate profile increases to 75bps by 2022 and thereafter is held flat at its pre-pandemic level of 0.75%. This had the effect of increasing the weighted average of the Bank Rate across the five scenarios to 1.25%.

Annual Report 2021	Santander UK Group Holdings plc 104

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other scenarios
Based on this revised base case, we have reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) a significant rise in Covid-19 cases and further lockdown measures being imposed as variants continue to appear; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) higher inflation; (iv) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example EU workers returning to their native countries and older UK born workers retiring early); and (v) the global economy bouncing back more strongly than expected.
In order to reflect these potential outcomes, we decided to continue to use the base case and four additional scenarios, which management considers to provide a range wide enough to reflect all of the above potential outcomes. However, as the risks remain skewed to the downside, to reflect these outcomes sufficiently, we concluded that only one upside scenario would be needed to reflect the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.
The four scenarios are as follows:
One upside scenario
Our modest upside scenario remains appropriate based on vaccines and boosters continuing to be distributed quickly and effectively to the population, which in turn creates a more resilient workforce. It also assumes a faster global recovery and the UK continuing to agree to trade agreements with a number of countries outside the EU. It is also based on productivity growth recovering. HPI for Upside 1 is less positive than for the base case and is based on the HPI equations built into the Oxford Global Economic Model (OGEM) and the particular GDP profile used, whereas our base case reflects our planning view which allows for flexibility to align what is currently seen in the market to the outlook of the economic variable forecast.
Three downside scenarios
Downside 1 assumes further local/regional restrictions were implemented as we moved through 2021 and into 2022 than in the base case as a means of controlling increases in infection rates, which in turn impact economic growth as vaccines are not as effective in combating new variants as hoped. The scenario also reflects a fall in demand for housing leading to downward price corrections over the next five years with a peak to trough of negative 5%. It assumes trade agreements with other countries being negotiated over the forecast period, but fewer than in the base case.
Downside 2 reflects a severe downturn with a longer recovery needed (U shape) capturing even more conservatism and lack of confidence in terms of spending by consumers with higher levels of unemployment. For businesses, it reflects a slower return to profitability and more insolvencies as vaccines are unable to keep infection rates from new variants under control. Companies also struggle to adapt to the new trading conditions with the EU, which create supply bottlenecks and push up manufacturing costs that businesses can no longer absorb, forcing them to pass this burden onto consumers. With business confidence weak and investment contracting, a reduction in investor appetite for UK assets causes a sharp depreciation in sterling which pushes up imported inflation and causes the MPC to raise rates significantly. It also assumes that the incidence of major risk events, for example those caused by climate change, continue to occur exposing risks to countries’ fiscal position and the means to respond to such events which results in growth taking far longer to recover.
There is a substantial rise in interest rates of up to 3%, which results in a large increase in debt-service costs to households and a rapid undermining of demand in the housing market. House values fall sharply and the combination of rising interest rates and unemployment with falling house prices results in a rising profile of credit impairment losses.
Downside 3 features a double dip in economic activity (W shape) lasting three quarters, with higher unemployment and a sharper fall in house prices compared to the four other scenarios. The fall in GDP of circa 7% between Q4 2020 and Q2 2022 is less than half the fall of circa 22% in H1 2020, as this assumes businesses have contingency plans to be able to stay open whilst practising social distancing. The peak in the unemployment rate is similar to that seen in the early 1980s recession peaking at 11.9% in 2022 and remaining in double digits until early 2023, before falling back very gradually. The long-term effects of high unemployment result in a permanent hit to potential output, as persistent and elevated uncertainty leads to more job losses and corporate bankruptcies. Sharp falls in house prices (circa 27%) combined with persistently higher unemployment have particularly adverse consequences for credit impairment charges.
Key changes to our alternative scenarios in 2021
The key changes to our alternative scenarios in 2021 related to changes to the base case, historical data for each variable, and the OGEM. We also rolled forward the GDP path in Downside 3 but kept the overall shape of the profile the same. We did not make any other methodological changes to the scenarios. The combination of these different inputs will mean differences across the variables for each of the alternative scenarios when we update them each quarter. As such, it is not possible to pin-point a specific reason for each change as we do not run the inputs in isolation. However, we compare the variables between each quarter and review any large changes to ensure they are not erroneous.

Annual Report 2021	Santander UK Group Holdings plc 105

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2021:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
GDP(1)	2020 (actual)	(9.7)	(9.7)	(9.7)	(9.7)	(9.7)
	2021	7.0	6.9	6.8	6.2	5.6
	2022	4.8	4.6	4.1	(0.7)	(7.5)
	2023	2.2	1.7	0.9	0.5	3.1
	2024	1.9	1.5	0.5	1.6	1.5
	2025	2.1	1.6	0.5	1.7	1.5
Bank Rate(1)	2020 (actual)	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.25	0.25	0.25	0.25
	2022	0.75	0.75	0.75	1.00	(0.50)
	2023	0.75	0.75	0.75	2.00	0.00
	2024	1.25	0.75	1.00	3.00	0.00
	2025	1.75	0.75	1.00	2.75	0.00
HPI(1)	2020 (actual)	6.9	6.9	6.9	6.9	6.9
	2021	5.4	5.0	5.4	5.4	(2.5)
	2022	(0.8)	2.0	(1.8)	(8.3)	(19.6)
	2023	(2.0)	2.0	(4.6)	(13.1)	(9.3)
	2024	1.0	2.0	(3.1)	(4.8)	2.4
	2025	3.8	2.0	(0.7)	4.3	3.3
Unemployment(1)	2020 (actual)	5.2	5.2	5.2	5.2	5.2
	2021	4.4	4.7	4.4	4.4	6.8
	2022	4.4	4.5	4.8	6.9	11.4
	2023	4.2	4.4	5.0	6.9	8.7
	2024	3.9	4.3	5.1	6.4	8.0
	2025	3.7	4.3	5.4	6.1	7.4

The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2020:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
GDP(1)	2020	(10.5)	(11.5)	(10.5)	(11.1)	(11.5)
	2021	4.8	4.5	4.0	(0.8)	(8.0)
	2022	4.9	6.1	3.6	3.2	3.1
	2023	3.0	2.2	1.5	2.7	1.5
	2024	2.0	1.5	0.4	1.5	1.5
Bank Rate(1)	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.10	0.10	0.75	(0.50)
	2022	0.75	0.10	0.10	1.75	0.00
	2023	1.25	0.10	0.10	3.00	0.00
	2024	1.75	0.25	0.25	2.75	0.00
HPI(1)	2020	3.7	3.5	3.7	3.7	3.5
	2021	(4.6)	(2.0)	(5.4)	(11.3)	(19.7)
	2022	(4.1)	1.5	(6.6)	(14.5)	(8.2)
	2023	2.4	2.0	(1.8)	(3.8)	1.3
	2024	5.5	2.0	0.5	4.9	3.1
Unemployment(1)	2020	6.3	6.8	6.3	6.3	6.8
	2021	6.1	7.5	6.5	8.5	11.4
	2022	5.3	6.2	6.1	7.9	8.7
	2023	4.4	5.6	5.7	6.9	8.0
	2024	4.1	5.5	5.8	6.5	7.4
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.

Annual Report 2021	Santander UK Group Holdings plc 106

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for 2021 and 2020 were:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
2021		%	%	%	%	%
House price growth	5-year average increase/decrease	1.30	2.00	(1.78)	(3.27)	(6.00)
	Peak/(trough) at (1)	(3.07)	0.00	(9.87)	(24.03)	(32.12)
GDP	5-year average increase/decrease	2.33	1.89	0.93	0.49	(0.58)
	Cumulative growth/(fall) to peak/(trough) (2)	12.19	9.83	4.75	2.48	(2.85)
Unemployment rate	5-year end period	3.60	4.30	5.65	5.95	6.80
	Peak/(trough) at (1)	4.45	4.70	5.65	7.27	11.90
Bank of England bank rate	5-year end period	2.00	0.75	1.00	2.25	0.25
	Peak/(trough) at (1)	2.00	0.75	1.00	3.00	(0.50)

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
2020		%	%	%	%	%
House price growth	5-year average increase/decrease	0.49	1.38	(2.01)	(4.54)	(4.44)
	Peak/(trough) at (1)	2.45	7.11	(9.65)	(20.72)	(20.32)
GDP	5-year average increase/decrease	0.75	0.39	(0.38)	(0.98)	(2.82)
	Cumulative growth/(fall) to peak/(trough) (2)	3.82	1.96	(1.88)	(4.80)	(13.33)
Unemployment rate	5-year end period	4.14	5.50	5.84	6.52	7.40
	Peak/(trough) at (1)	6.28	7.90	6.51	8.78	11.90
Bank of England bank rate	5-year end period	1.75	0.25	0.25	2.75	0.00
	Peak/(trough) at (1)	1.75	0.25	0.25	3.00	(0.50)
(1)For GDP and house price growth it is the peak to trough change within the 5 year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(2)This is the cumulative growth for the 5 year period.

Annual Report 2021	Santander UK Group Holdings plc 107

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The historical and forecast growth rates for the GDP assumptions we use for scenario modelling
The evolutions of the historical and forecast growth rates for the GDP assumptions we used for scenario modelling at 31 December 2021 and 31 December 2020 were:
GDP assumptions applied at 31 December 2021
GDP assumptions applied at 31 December 2020
Our forecasting period for GDP is five years and then we revert to the average trend growth over three years based on the OBR’s long-run GDP forecast. The reversion to mean for all macroeconomic variables is expected to take three years after the initial five-year forecast period.

Annual Report 2021	Santander UK Group Holdings plc 108

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Scenario weights
Given the change to the base case in Q4 2021, we undertook a full review of the probability weights applied to all the scenarios. The setting of probability weights needs to consider both the probability of the economic scenarios occurring while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support the initial assessment of how likely a scenario is to occur, we typically undertake a Monte Carlo analysis which would ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring and therefore assign a probability weight to that scenario. However, a key challenge with this approach in a stressed environment like the one seen in 2020 is that extreme GDP forecasts occur.
Due to the extreme falls in growth, in 2020 we changed the time period that we looked at for the Monte Carlo analysis to 2007-2012 in order to capture the very low period of growth, similar to those seen in 2020. However, this time period is no longer appropriate as the economy recovers resulting in large upswings in growth. As such, we have assessed various periods of growth, similar to the action we took in 2020, and the most relevant period would be to include the entire data set given that the number of growth periods since 1948 far outweighs the downswings. In this case, the base case sits at the 10th percentile with such a growth rate occurring, historically, nearly half the time (43%) implying that a weight of between 40-50% remains appropriate. Under the longer period, the Downside 3 scenario now sits in the 50th percentile since the number of significant quarterly growth periods is increasing as we move through 2021. However, this still suggests that a low weight remains appropriate.
We also need to consider the UK economic and political environment when applying weights. Although the economic recovery has started, it is clear that the roadmap will need to be altered in order to deal with any increasing infection rates caused by new variants, particularly as they are appearing regularly and vaccines may need to evolve further to deal with potential resistance to them. As such, we remain of the view that the risks are still biased to the downside and include: emergence of further variants that are resistant to existing vaccines leading to further lockdowns - at present the Omicron variant is an example of where uncertainty is affecting the UK economy via self-imposed restrictions as well as those mandated by the UK Government; a substantial increase in inflation; continuing weak investment; a larger negative impact from the EU trade deal than assumed; and the increasing possibility of a second Scottish referendum which may bring disruption to any recovery in the latter years of the forecast. As such, it remains appropriate to reflect this with a 50% weight for the downside scenarios.
The scenario weights we applied for 2021 and 2020 were:

	Upside 1	Base case	Downside 1	Downside 2	Downside 3
Scenario weights	%	%	%	%	%
2021	5	45	25	20	5
2020	5	45	15	25	10

(ii) For our CIB portfolios (prior to the transfer in Q4 2021)
Our forecasting approach
The scenario we applied for CIB was an overlay calculation which was used for the overlay in provisions estimation, due to Covid-19. The Long Run scenario was based on a long run (rather than point in time) view and was prepared in the context of a long-term stable outlook where the structural deterioration is materialised to quantify the overlay to account for the macroeconomic worsening. This was to avoid excessive volatility and considered appropriate due to the size of the portfolio. No weights were applied.
Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for our CIB portfolio at 31 December 2020 were:

GDP assumption		%
2020	Long Run global growth scenario (1)	1.3
(1)The Long Run scenario is the average annual global growth rate over the 5 year period 2020 to 2024.

Definition of default (Credit impaired) (audited)
We define a financial instrument as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt the customer can keep up with their payments i.e. they are unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail Banking and Consumer Finance
–They have been reported bankrupt or insolvent. This excludes accounts which are up to date and are not defaulted
–Their loan term has ended, but they still owe us money more than three months later
–They have had forbearance while in default, but have not caught up with the payments they had missed before that, or they have had multiple forbearance
–We have suspended their fees and interest because they are in financial difficulties
–We have repossessed the property
Corporate & Commercial Banking and Corporate Centre
–They have had a winding up notice issued, or something happens that is likely to trigger insolvency – such as another lender calls in a loan
–Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract
–They have regularly missed or delayed payments, even though they have not gone over the three-month limit for default
–Their loan is unlikely to be refinanced or repaid in full on maturity
–Their loan has an excessive LTV that is unlikely to be resolved, such as by a change in planning policy, pay-downs, or increase in market value
Where we use the advanced internal ratings-based basis for a portfolio in our capital calculations, we use the same default definitions for ECL purposes. The CRPF reviews and approves the definition of default at least annually. The Board Audit Committee reviews and challenges the appropriateness of the definition each year, or more often if we change it.
Between March 2020 and March 2021, we offered customers the option to take a payment holiday for up to 6 months where the customer had self certified they had been financially impacted by Covid-19. The granting of a payment holiday on its own was not considered to be a SICR, nor was it considered to be a default under regulatory definitions. Customers requiring longer-term financial support after the 6 month period, such as term extension or interest-only conversion, are treated in accordance with our normal SICR and default definitions.
Prior to the transfer in Q4 2021, we used the same definition of default in Corporate & Investment Banking as that used in Corporate & Commercial Banking and Corporate Centre.

Annual Report 2021	Santander UK Group Holdings plc 109

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Significant Increase in Credit Risk (SICR) (audited)
Loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual term of the loan, or the behavioural term for a revolving facility. Loans which have not experienced a SICR are subject to 12-month ECL. We assess the credit risk profile of each facility to determine which of three stages to allocate them to:
–Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12-month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months
–Stage 2: when there has been a SICR since initial recognition, but no credit impairment has materialised. We apply a loss allowance equal to the lifetime ECL i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility
–Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is required. For more, see the section ‘Definition of default (Credit impaired)’ above.

We use a range of quantitative, qualitative and backstop criteria to identify exposures that have experienced a SICR. The Credit Risk Provisions Forum (CRPF) reviews and approves our SICR thresholds periodically. The Board Audit Committee reviews and challenges the appropriateness of them each year, or more often if we change them.
Quantitative criteria
We use quantitative criteria to identify where an exposure has increased in credit risk. The criteria we apply are based on whether any increase in the lifetime PD since the recognition date exceeds a set threshold both in relative and absolute terms. We base the value anticipated from the initial recognition on a similar set of assumptions and data to the ones we used at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since initial recognition. For each portfolio, the quantitative criteria we used for 2021 were:

Retail Banking				Consumer Finance(2)	Corporate & Commercial Banking	Corporate Centre
Homes	Everyday Banking (1)
	Personal loans	Credit cards	Overdrafts
30bps	30bps	340bps	260bps	300bps	30bps	Internal rating method
(1)For larger business banking customers we apply the same criteria that we use for Corporate & Commercial Banking.
(2)Consumer Finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison.
The criteria above are absolute (rather than relative) increases in lifetime PD since initial recognition. These are all absolute values. We also applied a relative threshold of 100% (doubling the PD) across all portfolios.
In 2021, there were no changes to the way that we measure SICR. The granting of a payment holiday on its own was not considered to be a SICR event.
Prior to the transfer in Q4 2021, we used the Internal rating method in Corporate & Investment Banking.
Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of any changes in PD. For each portfolio, the criteria we used for2021 and 2020 were:

Retail Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Homes	Everyday Banking(1)
	Personal loans	Credit cards	Overdrafts
- In forbearance - Default in last 24m - 30 Days past due (DPD) in last 12m - Bankrupt - £100+ arrears	- In Collections - Default in last 12m - £50+ arrears	- In forbearance - Default in last 12m - In Collections - £100+ arrears - Behaviour score indicators	- Fees suspended - Default in last 12m - Debit dormant >35 days - Any excess in month	- In forbearance - Deceased or Insolvent - Court ‘Return of goods’ order or Police watchlist - Agreement terminated - Payment holiday - Cash Collection	- In forbearance - Default in last 12m - Watchlist: proactive management - Default at proxy origination	- Watchlist: proactive management
(1)For larger business banking customers we apply the same criteria that we use for Corporate & Commercial Banking.

In addition, due to Covid-19 we introduced temporary Post Model Adjustments (PMAs) since Q2 2020 to Stage allocation based on collective assessments of portfolios in Retail Banking and Consumer Finance, and client level in corporate lending (Corporate & Commercial Banking and Corporate & Investment Banking segments) based on sector and client credit quality. See the section 'Post Model Adjustments (PMAs)' below for more on this.
Prior to the transfer in Q4 2021, we used Watchlist: proactive management in Corporate & Investment Banking.
Backstop criteria
As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.
Improvement in credit risk or cure
In some cases, instruments with a lifetime ECL (in Stage 2 or 3) may be transferred back to 12-month ECL (Stage 1). Financial assets in Stage 3 can only be transferred to Stage 2 or Stage 1 when they are no longer considered to be credit impaired, as defined above. Financial assets in Stage 2 can only be transferred to Stage 1 when they are no longer considered to have experienced a SICR. Where we identified a SICR using quantitative criteria, the instruments automatically transfer back to Stage 1 when the original PD-based transfer criteria are no longer met. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before the instruments can be reclassified to Stage 1. For a loan in forbearance to cure, it must meet the exit conditions set out in the earlier section ‘Forbearance’.

Annual Report 2021	Santander UK Group Holdings plc 110

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Post Model Adjustments (PMAs) (audited)
We use a range of methods to identify whether we need a PMA. These include regular review of model monitoring tools, period-to-period movement and trend analysis, comparison against forecasts, and input from expert teams who monitor and manage key portfolio risks. We only recognise a PMA if the ECL is over £1m. We keep PMAs in place until we no longer need them. This will typically be when they are built into our core credit model or the conditions that impacted the historical data no longer exist.
The Risk Provisions & Forecasting team calculates PMAs to ensure they are incremental to the core credit model and to ensure the calculation is performed in a consistent and controlled manner. We apply standard end-user computing controls to material and long-standing PMAs i.e. those expected to be in place for more than six months. Our Independent Validations Team may also review significant PMAs at their discretion. The CRPF approves all new PMAs. It delegates authority to approve temporary PMAs not expected to last beyond a quarter-end to the CFO. The Consolidated Reporting team reviews all new PMAs to ensure they comply with IFRS 9. We record all PMAs on a central log maintained by the Consolidated Reporting team which documents the justification, IFRS 9 compliance assessment, expected life, recalibration frequency, calculation methodology and value of each PMA. The CRPF reviews and approves the log each quarter.

	Modelled ECL	Individually assessed	PMAs	Total ECL
2021	£m	£m	£m	£m
Retail Banking	265	1	123	389
–Homes	119	1	71	191
–Everyday Banking	146	—	52	198
Consumer Finance	51	—	1	52
Corporate & Commercial Banking	106	100	217	423
Corporate Centre	2	—	—	2
Total	424	101	341	866

2020	£m	£m	£m	£m
Retail Banking	472	3	113	588
–Homes	220	3	57	280
–Everyday Banking	252	—	56	308
Consumer Finance	110	—	8	118
Corporate & Commercial Banking	195	157	251	603
Corporate & Investment Banking	26	—	7	33
Corporate Centre	—	—	35	35
Total	803	160	414	1,377

2021 compared to 2020
PMAs reduced from £414m to £341m though the proportion of PMAs to total ECL increased from 30% to 39%. The change in proportion was mainly due to reduction in total ECL driven by favourable macroeconomic forecast and improved credit quality on assets compared to 2020.

The PMAs that we applied at 31 December 2021 and 31 December 2020 were:

	2021	2020
PMAs	£m	£m
Non Covid-19 PMAs
Long-term indeterminate arrears	14	29
12+ months in arrears	29	34
Cladding risk	15	—
Mortgages affordability	18	—
UPL loss floor	21	31
Other PMA	8	30
Total non Covid-19 PMAs	105	124
Covid-19 PMAs
Corporate lending to segments affected by Covid-19	176	193
Payment holidays	—	27
Corporate single large exposure	23	35
Model underestimation	28	20
SME debt burden	9	—
Other Covid-19 PMAs	—	15
Total Covid-19 PMAs	236	290

–Long-term indeterminate arrears: To mitigate the risk of model underestimation, we fully provide for accounts in arrears which have neither repaid (cured) or been written-off after a period of 2 years for unsecured portfolios or 5 years for secured portfolios. For our secured portfolios, we use expected security valuations at the point of repossession to estimate the adjustment. At 31 December 2021 and 31 December 2020, we only needed to make an adjustment for mortgages. As a result of regulatory suspension of repossession in response to the Covid-19 pandemic, management has assumed up to a 2 year delay in repossessions when calculating the ECL uplift for this PMA. This is to make sure LTVs are appropriately stressed by the economic scenarios. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this PMA will diminish. This PMA increased our ECL by £14m. Had management assumed no delay in repossessions or a 3 year delay, the PMA could have been within a range of £11m to £15m.

Annual Report 2021	Santander UK Group Holdings plc 111

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

–12+ months in arrears: To mitigate the risk of underestimating ECL, mortgage accounts which are more than 12 months past due are fully provided for after deducting a historically observed self-cure rate. As a result of regulatory suspension of repossession in response to the Covid-19 pandemic, management has assumed up to a 2 year delay in repossessions when calculating the ECL uplift for this PMA. This is to make sure LTVs are appropriately stressed by the economic scenarios. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this PMA will diminish. This PMA increased our ECL by £29m. Had management assumed no delay in repossessions or a 3 year delay, the PMA could have been within a range of £21m to £32m.
–Cladding risk: This PMA reduces the valuation of flats deemed to be at high-risk, where both fire safety and cladding rectification was highly probable, by 20%, and reduces medium risk flats, where just cladding rectification was deemed to be likely, valuation by 10%. The PMA increased our ECL by £15m, which reflects the reduction in valuation on these flats.
–Mortgage affordability: This PMA addresses the risk that the current PD model for mortgages is likely to underestimate a ‘cost of living crisis’ whereby real disposable income is stretched with increasing living costs and debt burden as interest rates begin to rise. The PMA identifies a population of customers most likely to be under inflationary pressures, increases their PDs and moves them to Stage 2. At 31 December 2021 these accounts made up a significant amount of the total mortgage Stage 2 population as £4.2bn mortgages were moved from Stage 1 into Stage 2 as a result. The PMA increased our ECL by £18m. Had management applied different sensitivities to the PD uplifts, the ECL impact could have been between £14m and £27m.
–UPL loss floor: This PMA addresses the perceived macroeconomic insensitivity within the UPL IFRS 9 models, where historical analysis of losses shows a much larger correlation to the International Labour Organisation (ILO) unemployment forecast than the model gives. The PMA then uplifts the lifetime losses expected in each of the five macroeconomic scenarios within the IFRS 9 model to meet the expected losses the historical analysis predicts. The PMA increased our ECL by £21m. If management had only increased PDs, the PMA could have been £16m.
–Corporate lending to segments affected by Covid-19: In 2020, following internal sector and counterparty assessments, we transferred loans for some corporate and SME sectors and clients who have been severely impacted because of Covid-19 from Stage 1 into Stage 2. This included exposures in a sector where trading had been highly impacted by Covid-19 including Hotels, Hospitality, Retail, Leisure and Care Homes sectors, and where the client has been assessed as most likely to require financial support based on their current financial circumstances. In addition, we have transferred some Stage 2 corporate and SME loans to Stage 3 based on a similar analysis of sector and client credit quality taking into consideration any concessions given to clients since the start of the pandemic as an indicator of those loans most likely to meet our default definition. We use our models to calculate the incremental ECL required from transferring loans between stages and apply stress factors to the client PD ratings based on our historical experience. Over the medium term, as our actual data on the performance of these customers grows, we expect the need for this PMA will diminish. This PMA increased our ECL by £176m. Had management assumed the lowest observed PD stress factors to all Stage 1 to Stage 2 transferred loans or transferred none of the Stage 2 exposures in highly impacted sectors to Stage 3, the PMA would reduce to£23m. Had management assumed the highest observed PD stress factor to all Stage 1 to Stage 2 transferred loans and transferred all high risk Stage 2 exposures in highly impacted sectors to Stage 3, the PMA would increase to £287m.
–Payment holidays: In 2020, we transferred a proportion of Stage 1 loans into Stage 2 where our discussions with retail customers on a Covid-19 payment holiday established they are in longer-term financial difficulties. This was done on a collective basis through a customer contact exercise and customer data profiling. As completed payment holiday customers reached 12 months of successful repayments, we released the unutilised ECL.
–Corporate single large exposure: In 2020, to mitigate against the risk of a single large corporate exposure with an ECL requirement of greater than £10m defaulting, which has not been covered by the existing model estimate or the corporate and SME PMA above, we applied a PMA for the risk of a company which unexpectedly defaults. This PMA has been calculated based on incurring three average historically observed single name large losses in our Corporate & Commercial business segment (and Corporate & Investment Banking business segment before the transfer in Q4 2021). We will continue to assess this risk over the medium term based on actual experience and we will refine the estimate based on changes in our portfolio credit quality and loan size mix. This PMA increased our ECL by £23m. Had management assumed only one average loss was incurred the PMA would decrease to £12m. The PMA would increase to £35m assuming three average losses were incurred.
–Model underestimation: This PMA addresses potential underestimation risk of ECL models identified by our model monitoring and back-testing from lower PDs given the extreme scenarios of low level of macroeconomic stress and timing effects of government support schemes on emergence of defaults. This PMA increased our ECL by £28m. Had management only corrected for the perceived underestimation in the Base case and Upside 1 scenarios on mortgages and used the historic uplift factor on overdrafts, the PMA could have been £12m. Had management applied the same uplift on the Downside 2 scenario as the Base case, Upside 1 and Downside 1 scenarios, the PMA could have been £29m.
–SME debt burden: We introduced a SME debt burden PMA in H1 2021 to take account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs, as these are government guaranteed but instead considers the possible impact on repayment of other lending with us. This PMA increased our ECL by £9m. Had management used the modelled lifetime losses for all dragged accounts, the PMA could have been £3m. Had management used a 50% coverage on all accounts, the PMA could have been £15m.
Climate change
In addition, in 2021 we assessed the risks to asset valuations in the customer loan book from both transitional and physical risks associated with climate change. At 31 December 2021, we did not consider it appropriate to recognise a climate change risk related PMA for the following reasons:
–The behavioural life of the loan book is less than five years. Any material transitional risks are generally regarded to be relevant over a longer timeframe than five years and as such, the risk predominantly relates to assets yet to be written;
–There has been no observed default event occurred to our knowledge because of climate change, as such, it is not possible to identify a SICR or default event for any part of the existing loan book;
–The absolute exposure to fossil fuel industries is not deemed to be material. On an individually assessed basis, clients in these industries are highly rated and their markets remain highly liquid;
–In Consumer Finance, residual value risk is already set at the more cautious end of the acceptable range to capture the inherent risk of diesel obsolescence and measurement uncertainty of electric vehicles; and
–The proportion of mortgage loans subject to flood and subsidence risk is not deemed to be material. The terms of our mortgage lending also require homeowners to buy suitable insurance which transfers the majority of the risk to asset valuations to third party insurers.

Internal credit risk rating for corporate borrowers (audited)
We assign each corporate borrower an internal credit rating based on our internal rating scale. To do this, we look at the customer’s financial history and trends in the economy including reflecting the impacts of the Covid-19 pandemic – backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year. The internal risk rating is used to determine the Probability of Default for a client.

Annual Report 2021	Santander UK Group Holdings plc 112

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Individually assessed corporate Stage 3 exposures (audited)
We assess the ECL requirement for large single name corporate exposures on an individual basis when they meet our definition of default and are transferred into Stage 3. This assessment takes into consideration the latest specific information about the counterparty to determine a probability weighted ECL based on a best, worst and mid case outcome. For those loans that were in default (i.e. Stage 3), the ECL was £100m at 31 December 2021 (2020: £157m). Had management assumed the best or worst outcome in terms of loss estimates, the ECL could have been within a range of £38m to £155m.

Sensitivity of ECL allowance (audited)
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios and, depending on the weights chosen, this could have a material effect on the ECL allowance. In addition, the ECL allowance for residential mortgages, in particular, is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the Santander UK group’s reported ECL allowance and profit before tax. Sensitivities to these assumptions are set out below.

Scenario sensitivity
The amounts shown in the following tables illustrate the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each economic scenario presented and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome. All exposures disclosed in 'Credit quality' in 'Santander UK group level - Credit risk review' are included in the following tables.
As described above, prior to the transfer in Q4 2021 our CIB segment used a single forward-looking economic scenario. However, three scenarios were still used in the model, with a PMA held to increase provisions to the level required in the single scenario. In order to present a consolidated view in a single table and show variation from the forward-looking component, the three scenarios were presented in the table with the overlay value added to each scenario. As all other segments use five scenarios, interpolation is also required. Data from the CIB Upside scenario is presented in the Upside 1 Column, the Downside scenario is in the Downside 3 column, the Base case is in the Base case column and values in Downside 1 and Downside 2 are interpolated from the Base case and Downside scenarios.

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
2021	£m	£m	£m	£m	£m	£m
Exposure	319,319	319,319	319,319	319,319	319,319	319,319
Retail Banking	214,979	214,979	214,979	214,979	214,979	214,979
–Homes	193,247	193,247	193,247	193,247	193,247	193,247
–Everyday Banking	21,732	21,732	21,732	21,732	21,732	21,732
Consumer Finance	5,298	5,298	5,298	5,298	5,298	5,298
Corporate & Commercial Banking	24,691	24,691	24,691	24,691	24,691	24,691
Corporate Centre	74,351	74,351	74,351	74,351	74,351	74,351

ECL	866	740	738	849	1,123	1,288
Retail Banking	389	307	286	375	510	662
–Homes	191	134	125	177	283	437
–Everyday Banking	198	173	161	198	227	225
Consumer Finance	52	50	51	51	53	54
Corporate & Commercial Banking	423	381	399	421	558	570
Corporate Centre	2	2	2	2	2	2

	%	%	%	%	%	%
Proportion of assets in Stage 2	5.2	4.9	4.8	5.1	6.1	6.9
Retail Banking	5.4	5.2	5.1	5.4	6.5	7.6
–Homes	5.8	5.5	5.5	5.7	6.8	8.1
–Everyday Banking	2.6	2.3	2.1	3.0	3.5	3.0
Consumer Finance	3.8	3.8	3.8	3.8	3.8	3.8
Corporate & Commercial Banking	17.8	16.3	16.2	16.9	20.8	20.9
Corporate Centre	0.3	0.3	0.3	0.3	0.3	0.3

Annual Report 2021	Santander UK Group Holdings plc 113

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
2020	£m	£m	£m	£m	£m	£m
Exposure	328,792	328,792	328,792	328,792	328,792	328,792
Retail Banking	205,062	205,062	205,062	205,062	205,062	205,062
–Homes	183,077	183,077	183,077	183,077	183,077	183,077
–Everyday Banking	21,985	21,985	21,985	21,985	21,985	21,985
Consumer Finance	8,261	8,261	8,261	8,261	8,261	8,261
Corporate & Commercial Banking	24,503	24,503	24,503	24,503	24,503	24,503
Corporate & Investment Banking	11,646	11,646	11,646	11,646	11,646	11,646
Corporate Centre	79,320	79,320	79,320	79,320	79,320	79,320

ECL	1,377	1,130	1,222	1,300	1,613	1,802
Retail Banking	588	496	470	544	731	740
–Homes	280	213	207	253	390	415
–Everyday Banking	308	283	263	291	341	325
Consumer Finance	118	115	117	116	119	123
Corporate & Commercial Banking	603	485	575	567	671	824
Corporate & Investment Banking	33	5	26	40	53	66
Corporate Centre	35	29	34	33	39	49

	%	%	%	%	%	%
Proportion of assets in Stage 2	5.2	4.5	4.6	4.6	6.5	6.7
Retail Banking	5.4	4.6	4.5	4.6	7.2	7.2
–Homes	5.7	4.8	4.8	4.8	7.6	7.4
–Everyday Banking	2.8	2.6	2.3	2.8	3.5	5.1
Consumer Finance	4.6	4.6	4.6	4.6	4.6	4.8
Corporate & Commercial Banking	22.4	20.1	20.8	20.2	24.5	28.6
Corporate & Investment Banking	1.7	1.7	1.7	1.7	1.7	1.7
Corporate Centre	—	—	—	—	—	—

Changes to Stage 3 instruments are part of the sensitivity analysis but we do not disclose the proportion of assets in Stage 3, because their values do not move due to changes in macroeconomic assumptions, i.e. they are either in default or not in default at the reporting date.
We have incorporated our post model adjustments into the sensitivity analysis.

2021 compared to 2020
During 2021 credit performance across all sectors was strong, driving down ECL provisions and Stage 2 balances as PDs and LGDs reduced. Customers who took payment holidays returned to making full payments with much less arrears arising on this population than anticipated, allowing for a release of ECL provisions as the payment holiday PMAs unwound. At the same time macroeconomic forecasts improved, with GDP paths revised upwards and a much lower unemployment rate forecast in the Downside 2 scenario, though this was partially offset by increasing Base Rate forecasts. This further reduced PDs and LGDs and moved accounts below the SICR thresholds, curing them out of Stage 2. However, this effect was fully offset by the introduction of a number of new PMAs, one of which moved £4.2bn of mortgage asset into Stage 2 and increased their PDs to account for the added inflationary risks in the portfolio.

Scenario weights sensitivity
In December 2021, management shifted 5% weights from the Base case scenario to Downside 1 scenario to capture uncertain risk in relation to inflation, which increased ECL by £4m. If management had moved the weights from the Base case scenario to Downside 3 scenario, ECL would have increased by £22m.

HPI sensitivity
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions underpinning the calculation of the ECL allowance for residential mortgages would have the most significant impact on the ECL allowance. The table below shows the ECL impact on profit before tax of applying an immediate and permanent house price increase/decrease to our unweighted base case economic scenario, and assumes no changes to the staging allocation of exposures.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2021	64	40	(69)	(197)
2020	63	38	(66)	(183)

2021 compared to 2020
The HPI ECL sensitivity remains similar to 2020. The expected impact from a drop in the HPI index by 10% and 20% is £69m and £197m respectively. The strong growth of the housing market in 2021 significantly improved the LTV profile of the portfolio, which offset the potential losses from new business.

Annual Report 2021	Santander UK Group Holdings plc 114

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Measuring ECL (audited)
For accounts not in default at the reporting date, we estimate a monthly ECL for each exposure and for each month over the forecast period. The lifetime ECL is the sum of the monthly ECLs over the forecast period, while the 12-month ECL is limited to the first 12 months. We calculate each monthly ECL as the discounted value for the relevant forecast month of the product of the following factors:

Factor	Description
Survival rate (SR)	The probability that the exposure has not closed or defaulted since the reporting date.
Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
Exposure at default (EAD)	The amount we expect to be owed if a default event was to occur. We determine EAD for each month of the forecast period by the expected payment profile, which varies by product type. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments on Stage 1 accounts that the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an off-balance sheet element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product type and base them on analysis of recent default data.
Loss given default (LGD)	Our expected loss if a default event were to occur. We express it as a percentage and calculate it based on factors that we have observed to affect the likelihood and/or value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
We use the original effective interest rate as the discount rate. For accounts in default, we use the EAD as the reporting date balance. We also calculate an LGD to reflect the default status of the account, considering the current DPD and loan to value. PD and SR are not required for accounts in default.
Forecast period
We base the forecast period for amortising facilities on the remaining contract term. For revolving facilities, we use an analytical approach based on the behavioural, rather than contractual, characteristics of the facility type. In some cases, we shorten the period to simplify the calculation. If we do this, we apply a post model adjustment to reflect our view of the full lifetime ECL.
Forward-looking information
Our assessments of a SICR and the calculation of ECL both incorporate forward-looking data. We perform historical analysis and identify the key economic variables that impact credit risk and ECL for each portfolio. These can include the house price growth, GDP, unemployment rate and Bank of England bank rate. Where applicable, we incorporate these economic variables and their associated impacts into our models.
Economic forecasts have the most impact on the measurement of ECL for residential mortgages and, to a lesser extent, corporate loans. This is due to the long behavioural lives and large sizes of these portfolios. Economic forecasts have less impact on the measurement of ECL for our other portfolios. This is due to the shorter behavioural lives and smaller sizes of these portfolios.
Grouping of instruments for losses measured on a collective basis
We measure ECL at the individual financial instrument level. However, where we have used internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups. We typically group instruments where they share risk characteristics using one or more statistical models and assess them for impairment collectively.
We use this approach for:
–all our Retail Banking and Consumer Finance portfolios
–SME customers in Corporate & Commercial Banking
–Legacy Portfolios in run-off and the Crown Dependencies mortgage portfolio in Corporate Centre.
We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.
As described above, prior to the transfer in Q4 2021 for our CIB portfolios (whether we assess them for impairment individually or collectively) we used one forward-looking economic scenario for forecasting in 2020. For all our other portfolios (whether we assess them for impairment individually or collectively) we use five forward-looking economic scenarios.

Annual Report 2021	Santander UK Group Holdings plc 115

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Governance around ECL impairment allowances (audited)
Our Risk Methodology team developed our ECL impairment models (except for the external models we use, such as OGEM which we described earlier in ‘Our forecasting approach’), and our Independent Validations team independently reviews all material models. As model owners, our Risk Provisioning & Forecasting team run the models to calculate our ECL impairment allowances each month. The models are sensitive to changes in credit conditions and reflect various management judgements that give rise to measurement uncertainty in our reportable ECL as set out above. The following committees and forums review the provision drivers and ensure that the management judgements we apply remain appropriate:
–Model Risk Control Forum (MRCF) reviews and approves new models and required model changes. It also reviews the use of OGEM as a reliable model on which to base our other forecast macroeconomic variables. It is used across all stress testing and planning so it is subject to model risk criteria. MRCF will delegate responsibility of approvals to Model Risk Management Forum (MRMF) for changes of low risk materiality or less complex changes.
–ALCO reviews and approves the base case used in the economic scenarios we use to calculate forward-looking scenarios.
–CRPF reviews and approves the economic scenarios and probability weights we use to calculate forward-looking scenarios. It also reviews management judgements and approves ECL impairment allowances.
–Board Audit Committee reviews and challenges the appropriateness of the estimates and judgements made by management.
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
–Benchmarking: we compare our coverage levels with our peers.
–Stand-back testing: we monitor the level of our coverage against actual write-offs.
–Back-testing: we compare key drivers periodically as part of model monitoring practices.
–Monitoring trends: we track ECL and Staged assets over time and against our internal budgets and forecasts, with triggers set accordingly.

Covid-19 support measures
The Covid-19 pandemic had a major impact on the UK and global economies in 2020 and continued to impact in 2021. The UK Government’s fiscal interventions helped our customers to mitigate some of the adverse financial effects.
Since March 2020, we have provided mortgage customers with payment holiday terms in line with UK Government's and FCA's guidance. Similar payment holidays have also been granted in respect of consumer (auto) finance, personal loans, credit cards, business and corporate loans. Applications for these payment holidays closed on 31 March 2021.
We participated in the UK Government's Coronavirus Loan Schemes, of which the applications were closed on 31 March 2021:
–CBILS,
–BBLS, and
–CLBILS.
We are participating in the Recovery Loan Scheme (RLS) which launched on 6 April 2021 and we are making Pay As You Grow scheme (PAYG) options available to borrowers of BBLS loans.
The UK Government guarantees amounts lent under these schemes, although the guarantee is limited to 80% in the case of the CBILS, the CLBILS and the RLS. As a result, ECL is not applied to the BBLS but a 20% weighting is applied to the ECL for the CBILS, the CLBILS and the RLS. The UK Government also pays interest on behalf of customers for the first 12 months under the CBILS and the BBLS, plus any lender-levied charges under the CBILS.
Loans for customers who were provided with payment holidays were considered to have the contract terms modified. The granting of a payment holiday on its own was not considered to be a SICR event, nor was it considered a default under regulatory definitions. Neither were they considered to have been granted forbearance for risk management purposes. For customers who have needed further financial support after the payment holiday period, we help them by offering assistance in line with our policies. See the section 'Significant Increase in Credit Risk (SICR)' above for more on this.
As explained above on the interaction between payment holidays and SICR, the majority of customers affected have not been moved to Stage 2 for a lifetime ECL assessment unless they had triggered other SICR criteria. Such payment holidays also did not cause accounts to become past due and therefore did not automatically trigger a Stage 2 or Stage 3 lifetime ECL assessment.
For quantitative information, see 'Covid-19 support schemes' section in 'Santander UK Group level - credit risk review'.

Annual Report 2021	Santander UK Group Holdings plc 116

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
Our maximum and net exposure to credit risk (audited)
The tables below show the main differences between our maximum and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate our exposure. The tables only show the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are applied.
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

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral(1)
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting(2)	Net exposure
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	50.5	—	50.5	—	—	—	—	—	—	50.5
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Loans secured on residential properties(4)	178.0	(0.2)	177.8	16.0	—	16.0	—	(181.2)	—	12.6
–Corporate loans	19.3	(0.4)	18.9	7.7	—	7.7	(0.1)	(16.8)	—	9.7
–Finance leases	3.9	(0.1)	3.8	0.3	—	0.3	—	(4.7)	—	(0.6)
–Accrued interest and other adjustments	0.7	—	0.7	—	—	—	—	—	—	0.7
–Other unsecured loans	9.4	(0.2)	9.2	13.3	—	13.3	—	—	—	22.5
–Amounts due from fellow Banco Santander group subsidiaries and joint ventures	3.1	—	3.1	—	—	—	—	—	—	3.1
Total loans and advances to customers	214.4	(0.9)	213.5	37.3	—	37.3	(0.1)	(202.7)	—	48.0
–Loans and advances to banks	1.4	—	1.4	0.4	—	0.4	—	—	—	1.8
–Reverse repurchase agreements – non trading	12.7	—	12.7	—	—	—	—	(12.2)	(0.4)	0.1
–Other financial assets at amortised cost	0.5	—	0.5	—	—	—	—	—	—	0.5
Total financial assets at amortised cost	229.0	(0.9)	228.1	37.7	—	37.7	(0.1)	(214.9)	(0.4)	50.4
Financial assets at fair value at FVOCI:
–Debt securities	5.9	—	5.9	—	—	—	—	—	—	5.9
Total financial assets at FVOCI	5.9	—	5.9	—	—	—	—	—	—	5.9
Total	285.4	(0.9)	284.5	37.7	—	37.7	(0.1)	(214.9)	(0.4)	106.8

2020
Cash and balances at central banks	43.5	—	43.5	—	—	—	—	—	—	43.5
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Loans secured on residential properties(4)	170.0	(0.3)	169.7	13.3	—	13.3	—	(173.3)	—	9.7
–Corporate loans	23.6	(0.6)	23.0	15.4	(0.1)	15.3	(0.1)	(20.4)	—	17.8
–Finance leases	6.6	(0.1)	6.5	0.2	—	0.2	(0.1)	(5.8)	—	0.8
–Accrued interest and other adjustments	0.9	—	0.9	—	—	—	—	—	—	0.9
–Other unsecured loans	10.2	(0.3)	9.9	13.3	—	13.3	—	—	—	23.2
–Amounts due from fellow Banco Santander group subsidiaries and joint ventures	2.2	—	2.2	—	—	—	—	—	—	2.2
Total loans and advances to customers	213.5	(1.3)	212.2	42.2	(0.1)	42.1	(0.2)	(199.5)	—	54.6
–Loans and advances to banks	2.0	—	2.0	1.0	—	1.0	—	—	—	3.0
–Reverse repurchase agreements – non trading	19.6	—	19.6	—	—	—	—	(19.5)	(0.1)	—
–Other financial assets at amortised cost	1.2	—	1.2	—	—	—	—	—	—	1.2
Total financial assets at amortised cost	236.3	(1.3)	235.0	43.2	(0.1)	43.1	(0.2)	(219.0)	(0.1)	58.8
Financial assets at FVOCI:
–Debt securities	9.0	—	9.0	—	—	—	—	—	—	9.0
Total financial assets at FVOCI	9.0	—	9.0	—	—	—	—	—	—	9.0
Total	288.8	(1.3)	287.5	43.2	(0.1)	43.1	(0.2)	(219.0)	(0.1)	111.3

(1)The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives and securities finance transactions, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty against our obligations to the counterparty in relation to transactions under the master netting agreement in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Credit risk - Credit risk management’ section.
(3)Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
(4)The collateral value we have shown against advances secured on residential property is limited to the balance of each associated individual loan. It does not include the impact of over–collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.

Annual Report 2021	Santander UK Group Holdings plc 117

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral(1)		Netting(2)	Net exposure
		Cash	Non-cash
2021	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	1.7	—	(0.7)	(0.6)	0.4
–Other financial assets at FVTPL	0.7	—	—	—	0.7
Total	2.4	—	(0.7)	(0.6)	1.1

2020
Financial assets at FVTPL:
–Derivative financial instruments	3.5	—	(1.8)	(0.8)	0.9
–Other financial assets at FVTPL	0.8	—	—	—	0.8
Total	4.3	—	(1.8)	(0.8)	1.7

(1)The forms of collateral we take to reduce credit risk include: liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables.
(2)We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives and securities finance transactions, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty against our obligations to the counterparty in relation to transactions under the master netting agreement in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Credit risk – Credit risk management’ section.

Single credit rating scale
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

	PD range
	Mid	Lower	Upper	S&P equivalent
Santander UK risk grade	%	%	%
9	0.010	0.000	0.021	AAA to AA+
8	0.032	0.021	0.066	AA to AA-
7	0.100	0.066	0.208	A+ to BBB
6	0.316	0.208	0.658	BBB- to BB
5	1.000	0.658	2.081	BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B-
2	31.623	20.811	99.999	CCC to C
1 (Default)	100.000	100.000	100.000	D

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

Annual Report 2021	Santander UK Group Holdings plc 118

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Rating distribution (audited)
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. PMAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Cash and balances at central banks	50.5	—	—	—	—	—	—	—	—	50.5
–Stage 1	50.5	—	—	—	—	—	—	—	—	50.5
Financial assets at amortised cost:
–Loans and advances to customers(2)	9.0	33.0	85.8	48.6	12.9	10.2	6.0	8.9	(0.9)	213.5
–Stage 1	9.0	32.2	84.3	45.5	10.1	5.0	0.6	8.3	(0.1)	194.9
–Stage 2	—	0.8	1.5	3.1	2.8	5.2	2.8	0.3	(0.4)	16.1
–Stage 3	—	—	—	—	—	—	2.6	0.3	(0.4)	2.5
Of which mortgages:	9.0	30.2	80.5	43.1	6.5	4.7	3.2	0.8	(0.2)	177.8
–Stage 1	9.0	30.0	79.2	40.2	4.2	1.6	0.1	0.8	—	165.1
–Stage 2	—	0.2	1.3	2.9	2.3	3.1	1.3	—	(0.1)	11.0
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7
–Loans and advances to banks	0.2	0.2	1.0	—	—	—	—	—	—	1.4
–Stage 1	0.2	0.2	1.0	—	—	—	—	—	—	1.4
–Reverse repo agreements – non trading	9.7	0.1	1.1	0.6	—	—	—	1.2	—	12.7
–Stage 1	9.7	0.1	1.1	0.6	—	—	—	1.2	—	12.7
–Other financial assets at amortised cost	0.5	—	—	—	—	—	—	—	—	0.5
–Stage 1	0.5	—	—	—	—	—	—	—	—	0.5
Total financial assets at amortised cost	19.4	33.3	87.9	49.2	12.9	10.2	6.0	10.1	(0.9)	228.1
Financial assets at FVOCI:	3.6	2.1	0.2	—	—	—	—	—	—	5.9
–Stage 1	3.6	2.1	0.2	—	—	—	—	—	—	5.9
Total on balance sheet	73.5	35.4	88.1	49.2	12.9	10.2	6.0	10.1	(0.9)	284.5

Total off–balance sheet	0.1	7.3	7.0	6.8	4.5	1.3	0.5	10.2	—	37.7
–Stage 1	0.1	7.0	6.7	6.6	4.3	1.0	0.2	10.2	—	36.1
–Stage 2	—	0.3	0.3	0.2	0.2	0.3	0.2	—	—	1.5
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	73.6	42.7	95.1	56.0	17.4	11.5	6.5	20.3	(0.9)	322.2

ECL
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.3	0.1	0.5	—		0.9
–Stage 1	—	—	—	—	0.1	—	—	—		0.1
–Stage 2	—	—	—	—	0.2	0.1	0.1	—		0.4
–Stage 3	—	—	—	—	—	—	0.4	—		0.4
Of which mortgages:	—	—	—	—	—	0.1	0.1	—		0.2
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	0.1	—	—		0.1
–Stage 3	—	—	—	—	—	—	0.1	—		0.1
–Loans and advances to banks	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Total financial assets at amortised cost	—	—	—	—	0.3	0.1	0.5	—		0.9
Financial assets at FVOCI:	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Total on balance sheet	—	—	—	—	0.3	0.1	0.5	—		0.9

Total off–balance sheet	—	—	—	—	—	—		—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	—		—		—
–Stage 3	—	—	—	—	—	—	—	—		—
Total ECL	—	—	—	—	0.3	0.1	0.5	—		0.9

Annual Report 2021	Santander UK Group Holdings plc 119

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2021	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:	—	—	—	—	—	—	—	—	—
–Loans and advances to customers(2)	—	—	—	—	2.3	1.0	8.3	—	0.4
–Stage 1	—	—	—	—	1.0	—	—	—	0.1
–Stage 2	—	—	—	—	7.1	1.9	3.6	—	2.5
–Stage 3	—	—	—	—	—	—	15.4	—	16.0
Of which mortgages:	—	—	—	—	—	2.1	3.1	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	3.2	—	—	0.9
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	2.3	1.0	8.3	—	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	2.3	1.0	8.3	—	0.3

Total off–balance sheet	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	—	—	—
–Stage 3	—	—	—	—	—	—	—	—	—
Total coverage ratio	—	—	—	—	1.7	0.9	7.7	—	0.3

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)		Total
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Cash and balances at central banks	43.5	—	—	—	—	—	—	—	—	43.5
–Stage 1	43.5	—	—	—	—	—	—	—	—	43.5
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	8.0	28.2	75.8	44.8	13.6	27.4	8.2	7.5	(1.3)	212.2
–Stage 1	8.0	28.1	75.4	43.3	10.9	19.4	1.1	7.3	(0.2)	193.3
–Stage 2	—	0.1	0.4	1.5	2.7	8.0	4.2	0.2	(0.5)	16.6
–Stage 3	—	—	—	—	—	—	2.9	—	(0.6)	2.3
Of which mortgages:	7.9	24.8	69.3	37.6	5.7	19.9	4.5	0.3	(0.3)	169.7
–Stage 1	7.9	24.8	69.0	36.2	4.0	15.0	0.6	0.3	—	157.8
–Stage 2	—	—	0.3	1.4	1.7	4.9	2.1	—	(0.2)	10.2
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7
–Loans and advances to banks	0.1	0.1	0.7	—	—	—	—	1.1	—	2.0
–Stage 1	0.1	0.1	0.7	—	—	—	—	1.1	—	2.0
–Reverse repo agreements – non trading	12.2	3.3	1.5	2.4	—	—	—	0.2	—	19.6
–Stage 1	12.2	3.3	1.5	2.4	—	—	—	0.2	—	19.6
–Other financial assets at amortised cost	1.2	—	—	—	—	—	—	—	—	1.2
–Stage 1	1.2	—	—	—	—	—	—	—	—	1.2
Total financial assets at amortised cost	21.5	31.6	78.0	47.2	13.6	27.4	8.2	8.8	(1.3)	235.0
Financial assets at FVOCI:	5.3	3.4	0.2	0.1	—	—	—	—	—	9.0
–Stage 1	5.3	3.4	0.2	0.1	—	—	—	—	—	9.0
Total on balance sheet	70.3	35.0	78.2	47.3	13.6	27.4	8.2	8.8	(1.3)	287.5

Total off–balance sheet	0.4	8.8	9.5	8.8	5.1	1.6	0.5	8.5	(0.1)	43.1
–Stage 1	0.4	8.8	9.5	8.6	4.7	1.1	0.2	8.5	—	41.8
–Stage 2	—	—	—	0.2	0.4	0.5	0.2	—	(0.1)	1.2
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	70.7	43.8	87.7	56.1	18.7	29.0	8.7	17.3	(1.4)	330.6

Annual Report 2021	Santander UK Group Holdings plc 120

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
ECL
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	0.1	0.1	0.2	0.9	—	1.3
–Stage 1	—	—	—	0.1	—	—	0.1	—	0.2
–Stage 2	—	—	—	—	0.1	0.2	0.2	—	0.5
–Stage 3	—	—	—	—	—	—	0.6	—	0.6
Of which mortgages:	—	—	—	—	—	0.1	0.2	—	0.3
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	0.1	—	0.2
–Stage 3	—	—	—	—	—	—	0.1	—	0.1
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	0.1	0.1	0.2	0.9	—	1.3
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	0.1	0.1	0.2	0.9	—	1.3

Total off–balance sheet	—	—	—	—	—	—	0.1	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	0.1	—	0.1
–Stage 3	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	0.1	0.1	0.2	1	—	1.4

2020	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	0.2	0.7	0.7	11.0	—	0.4
–Stage 1	—	—	—	0.2	—	—	9.1	—	0.1
–Stage 2	—	—	—	—	3.7	2.5	4.8	—	3.0
–Stage 3	—	—	—	—	—	—	20.7	—	26.1
Of which mortgages:	—	—	—	—	—	0.5	4.4	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	2.0	4.8	—	2.0
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	0.2	0.7	0.7	11.0	—	0.6
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	0.2	0.7	0.7	11.0	—	0.5

Total off–balance sheet	—	—	—	—	—	—	20.0	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	50.0	—	8.3
–Stage 3	—	—	—	—	—	—	—	—	—
Total coverage ratio	—	—	—	0.2	0.5	0.7	11.5	—	0.4
(1)Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios, as well as loans written as part of the UK Government Covid-19 support schemes for micro-SMEs. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Annual Report 2021	Santander UK Group Holdings plc 121

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit performance (audited)

	Customer Loans				Gross write- offs	Loan Loss Allowances
	Total	Stage 1	Stage 2	Stage 3
2021	£bn	£bn	£bn	£bn	£m	£m
Retail Banking	185.6	171.8	11.7	2.1	108	389
–Homes	177.3	164.4	11.1	1.8	5	191
–Everyday Banking(1)	8.3	7.4	0.6	0.3	103	198
Consumer Finance	5.0	4.8	0.2	—	25	52
Corporate & Commercial Banking	17.0	11.8	4.4	0.8	58	423
Corporate Centre	3.0	2.8	0.2	—	—	2
	210.6	191.2	16.5	2.9	191	866
Undrawn Balances	37.8	36.2	1.5	0.1
Stage 1, Stage 2 and Stage 3(2) ratios %		90.79	7.83	1.43

2020	£bn	£bn	£bn	£bn	£m	£m
Retail Banking	178.5	165.6	11.0	1.9	155	588
–Homes	169.8	157.6	10.4	1.8	14	280
–Everyday Banking(1)	8.7	8.0	0.6	0.1	141	308
Consumer Finance	8.0	7.6	0.4	—	25	118
Corporate & Commercial Banking	17.6	11.1	5.5	1.0	51	603
Corporate & Investment Banking	2.8	2.6	0.2	—	22	33
Corporate Centre	3.5	3.5	—	—	—	35
	210.4	190.4	17.1	2.9	253	1,377
Undrawn Balances	43.2	41.8	1.3	0.1
Stage 1, Stage 2 and Stage 3(2) ratios %		90.49	8.12	1.42

(1)Everyday Banking includes BBLS lending through Business Banking.
(2)    Stage 3 ratio = (Stage3 drawn + Stage 3 undrawn assets)/(total drawn assets + Stage 3 undrawn assets).

For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.
2021 compared to 2020
The notable changes in 2021 which impacted credit impairment were:
–Economic scenarios and weights: net release of £170m. The update to economic scenarios and weights used to calculate ECL reflected lower unemployment and a strong housing market against a back-drop of low arrears and defaults.
–Covid-19 related PMAs: net release of £53m. The release for Covid-19 related PMAs largely related to payment holidays and corporate lending to sectors affected by Covid-19. These improved as customers completed 12 months of repayments since the end of the payment holiday or corporate client ratings were reviewed and upgraded.
Covid-19 support schemes
Payment holidays
We granted Covid-19 related payment holidays to more than 350,000 customers as part of our support for those affected by Covid-19. These schemes have now ended, and most customers returned to normal scheduled repayments when due.
Government lending schemes
We granted around £5bn of lending under government support schemes, mostly through the BBLS. Retail Banking customer loans includes Business Banking lending which is predominantly BBLS with a 100% government guarantee.

Annual Report 2021	Santander UK Group Holdings plc 122

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit quality (audited)
Total on-balance sheet exposures at 31 December 2021 comprised £210.6bn of customer loans, loans and advances to banks of £1.4bn, £13.2bn of sovereign assets measured at amortised cost, £5.9bn of assets measured at FVOCI, and £50.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2021	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	171,791	11,693	2,124	185,608
–Homes	164,381	11,118	1,798	177,297
–Everyday Banking	7,410	575	326	8,311
Consumer Finance	4,760	200	24	4,984
Corporate & Commercial Banking	11,812	4,395	790	16,997
Corporate Centre	73,771	209	2	73,982
Total on-balance sheet	262,134	16,497	2,940	281,571
Off-balance sheet
Retail Banking(1)	29,123	204	44	29,371
–Homes(1)	15,851	81	18	15,950
–Everyday Banking	13,272	123	26	13,421
Consumer Finance	314	—	—	314
Corporate & Commercial Banking	6,391	1,266	37	7,694
Corporate Centre	323	46	—	369
Total off-balance sheet(2)	36,151	1,516	81	37,748
Total exposures	298,285	18,013	3,021	319,319

ECL
On-balance sheet
Retail Banking	53	178	137	368
–Homes	9	88	89	186
–Everyday Banking	44	90	48	182
Consumer Finance	18	17	17	52
Corporate & Commercial Banking	44	119	244	407
Corporate Centre	—	—	1	1
Total on-balance sheet	115	314	399	828
Off-balance sheet
Retail Banking	12	8	1	21
–Homes	5	—	—	5
–Everyday Banking	7	8	1	16
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	5	8	3	16
Total off-balance sheet	18	16	4	38
Total ECL	133	330	403	866

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	—	1.5	6.5	0.2
–Homes	—	0.8	4.9	0.1
–Everyday Banking	0.6	15.7	14.7	2.2
Consumer Finance	0.4	8.5	70.8	1.0
Corporate & Commercial Banking	0.4	2.7	30.9	2.4
Corporate Centre	—	—	50.0	—
Total on-balance sheet	—	1.9	13.6	0.3
Off-balance sheet
Retail Banking	—	3.9	2.3	0.1
–Homes	—	—	—	—
–Everyday Banking	0.1	6.5	3.8	0.1
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.1	0.6	8.1	0.2
Total off-balance sheet	—	1.1	4.9	0.1
Total coverage	—	1.8	13.3	0.3
(1)Off-balance sheet exposures include £10.6bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.

Annual Report 2021	Santander UK Group Holdings plc 123

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Total on-balance sheet exposures at 31 December 2020 comprised £210.4bn of customer loans, loans and advances to banks of £2.0bn, £20.8bn of sovereign assets measured at amortised cost, £9.0bn of assets measured at FVOCI, and £43.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2020	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	165,570	11,005	1,877	178,452
–Homes	157,614	10,388	1,799	169,801
–Everyday Banking	7,956	617	78	8,651
Consumer Finance	7,587	379	58	8,024
Corporate & Commercial Banking	11,167	5,498	961	17,626
Corporate & Investment Banking	2,587	198	—	2,785
Corporate Centre	78,708	27	—	78,735
Total on-balance sheet	265,619	17,107	2,896	285,622
Off-balance sheet
Retail Banking(1)	26,313	256	41	26,610
–Homes(1)	13,180	82	14	13,276
–Everyday Banking	13,133	174	27	13,334
Consumer Finance	237	—	—	237
Corporate & Commercial Banking	6,050	768	59	6,877
Corporate & Investment Banking	8,630	231	—	8,861
Corporate Centre	567	18	—	585
Total off-balance sheet(2)	41,797	1,273	100	43,170
Total exposures	307,416	18,380	2,996	328,792

ECL
On-balance sheet
Retail Banking	56	313	181	550
–Homes	15	130	132	277
–Everyday Banking	41	183	49	273
Consumer Finance	44	37	37	118
Corporate & Commercial Banking	46	189	342	577
Corporate & Investment Banking	5	17	—	22
Corporate Centre	35	—	—	35
Total on-balance sheet	186	556	560	1,302
Off-balance sheet
Retail Banking	18	19	1	38
–Homes	2	1	—	3
–Everyday Banking	16	18	1	35
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	8	10	8	26
Corporate & Investment Banking	4	7	—	11
Total off-balance sheet	30	36	9	75
Total ECL	216	592	569	1,377

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	—	2.8	9.6	0.3
–Homes	—	1.3	7.3	0.2
–Everyday Banking	0.5	29.7	62.8	3.2
Consumer Finance	0.6	9.8	63.8	1.5
Corporate & Commercial Banking	0.4	3.4	35.6	3.3
Corporate & Investment Banking	0.2	8.6	—	0.8
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	3.3	19.3	0.5
Off-balance sheet
Retail Banking	0.1	7.4	2.4	0.1
–Homes	—	1.2	—	—
–Everyday Banking	0.1	10.3	3.7	0.3
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.1	1.3	13.6	0.4
Corporate & Investment Banking	—	3.0	—	0.1
Total off-balance sheet	0.1	2.8	9.0	0.2
Total coverage	0.1	3.2	19.0	0.4
(1)Off-balance sheet exposures include £7.7bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.

Annual Report 2021	Santander UK Group Holdings plc 124

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

2021 compared to 2020
Key movements in exposures and ECL in the period by stage were:
–The reduction in Stage 1 exposures was mainly driven by the sale of our shareholding in PSA and transfer of CIB to SLB and a reduction in non-customer liquid assets (led by financial assets at fair value through OCI) as part of the normal course of the business. This was offset by an increase in exposures in residential mortgages. The reduction in ECL was mainly due to an improved macroeconomic outlook, and transactions relating to PSA and CIB as explained above.
–Stage 2 exposures reduced slightly due to a favourable macroeconomic outlook, improvement in arrears and other credit risk indicators. This also reduced accounts meeting the qualitative criteria for Stage 2 and lowered the probability of defaults, thus curing them out of Stage 2. The reduction in ECL was mainly from improved macroeconomic outlook and the unwind of Covid-19 related PMAs.
–Stage 3 exposures remained broadly flat, with a small reduction in undrawn exposures. There was a reduction in ECL mainly due to the improved macroeconomic outlook, fewer accounts entering default, single name accounts curing and write-off utilisation.

Stage 2 analysis (audited)
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

	Retail Banking			Consumer Finance			Corporate & Commercial Banking			Corporate & Investment Banking			Corporate Centre			Total
	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage
2021	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
PD deterioration	5,644	125	2.2	42	6	14.3	1,522	20	1.3	—	—	—	214	—	—	7,422	151	2.0
Forbearance	664	4	0.6	11	2	18.2	272	8	2.9	—	—	—	—	—	—	947	14	1.5
Other	603	5	0.8	130	3	2.3	445	19	4.3	—	—	—	2	—	—	1,180	27	2.3
30 DPD	745	33	4.4	17	5	29.4	313	2	0.6	—	—	—	39	—	—	1,114	40	3.6
Payment holiday	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage affordability	4,241	19	0.4	—	—	—	—	—	—	—	—	—	—	—	—	4,241	19	0.4
High risk corporate	—	—	—	—	1	—	3,109	78	2.5	—	—	—	—	—	—	3,109	79	2.5
	11,897	186	1.6	200	17	8.5	5,661	127	2.2	—	—	—	255	—	—	18,013	330	1.8

2020
PD deterioration	7,752	246	3.2	88	13	14.8	2,128	40	1.9	—	—	—	32	—	—	10,000	299	3.0
Forbearance	612	3	0.5	—	—	—	151	5	3.3	—	—	—	4	—	—	767	8	1.0
Other	1,199	11	0.9	248	11	4.4	611	66	10.8	429	24	5.6	6	—	—	2,493	112	4.5
30 DPD	870	46	5.3	27	12	44.4	250	5	2.0	—	—	—	3	—	—	1,150	63	5.5
Payment holiday	828	26	3.1	16	1	6.3	—	—	—	—	—	—	—	—	—	844	27	3.2
Mortgage affordability	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
High risk corporate	—	—	—	—	—	—	3,126	83	2.7	—	—	—	—	—	—	3,126	83	2.7
	11,261	332	2.9	379	37	9.8	6,266	199	3.2	429	24	5.6	45	—	—	18,380	592	3.2

Where balances satisfy more than one of the criteria above for determining a SCIR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.
The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	2021			2020
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2 not in cure period	13,351	286	2.1	17,036	554	3.3
Stage 2 in cure period (for transfer to Stage 1)	4,662	44	0.9	1,344	38	2.8
	18,013	330	1.8	18,380	592	3.2

2021 compared to 2020
Credit performance was strong during 2021. Arrears and other internal and external credit risk indicators improved. These reduced accounts hitting the qualitative criteria for Stage 2, lowered PDs, and moved accounts below the SICR thresholds, thus curing them out of Stage 2. The macroeconomic outlook also contributed to this, where GDP paths were revised upwards, further decreasing PDs and allowing accounts to exit out of Stage 2. Though this was partially offset by increasing Base Rate forecasts. Credit performance was further helped by the unwinding of the payment holiday PMA, as payment holiday accounts performed much better than expected when returning to full payments. Management took action to hold back some of the ECL releases as uncertainty about future performance remains, including the introduction of PMAs around the government backed BBLs, PMAs to deal with cladding risk and perceived model underestimation, and the most notable PMA moving £4.2bn of mortgage from Stage 1 to Stage 2 to deal with the potential upcoming inflationary pressures that these customers will face. Without these PMAs the Stage 2 population would have dramatically improved since December 2020.
Coverage lowered in 2021 due to the above mentioned factors affecting ECL.
The accounts in a cure period at 31 December 2021 reduced compared to 31 December 2020, as the payment holiday PMA unwound, allowing those accounts to move to Stage 2.
We do not have any cure period criteria for exiting Stage 3 at 31 December 2021.

Annual Report 2021	Santander UK Group Holdings plc 125

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Reconciliation of exposures, loss allowance and net carrying amounts (audited)
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2021	£m	£m	£m	£m	£m
Retail Banking(1)	185,608	368	185,240	29,371	21
–Homes(1)	177,297	186	177,111	15,950	5
–Everyday Banking(2)	8,311	182	8,129	13,421	16
Consumer Finance	4,984	52	4,932	314	—
Corporate & Commercial Banking	16,997	407	16,590	7,694	16
Corporate Centre	73,982	1	73,981	369	1
Total exposures presented in Credit Quality tables	281,571	828	280,743	37,748	38
Other items(3)			3,736
Adjusted net carrying amount			284,479
Assets classified at FVTPL			2,396
Non-financial assets			6,801
Total assets per the Consolidated Balance Sheet			293,676

2020
Retail Banking(1)	178,452	550	177,902	26,610	38
–Homes(1)	169,801	277	169,524	13,276	3
–Everyday Banking(2)	8,651	273	8,378	13,334	35
Consumer Finance	8,024	118	7,906	237	—
Corporate & Commercial Banking	17,626	577	17,049	6,877	26
Corporate & Investment Banking	2,785	22	2,763	8,861	11
Corporate Centre	78,735	35	78,700	585	—
Total exposures presented in Credit Quality tables	285,622	1,302	284,320	43,170	75
Other items(3)			3,111
Adjusted net carrying amount			287,431
Assets classified at FVTPL			4,285
Non-financial assets			7,348
Total assets per the Consolidated Balance Sheet			299,064
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgages products.
(2)Off-balance sheet exposures include credit cards.
(3)These assets mainly relate to loans as part of a joint venture agreement and the accrued interest on them. They carry low credit risk and therefore have an immaterial ECL.

Annual Report 2021	Santander UK Group Holdings plc 126

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	307,416	216	18,380	592	2,996	569	328,792	1,377
Transfers from Stage 1 to Stage 2(3)	(6,805)	(9)	6,805	9	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	5,883	167	(5,883)	(167)	—	—	—	—
Transfers to Stage 3(3)	(572)	(3)	(532)	(20)	1,104	23	—	—
Transfers from Stage 3(3)	14	2	455	62	(469)	(64)	—	—
Transfers of financial instruments	(1,480)	157	845	(116)	635	(41)	—	—
Net ECL remeasurement on stage transfer(4)	—	(133)	—	26	—	64	—	(43)
Change in economic scenarios(2)	—	(7)	—	(151)	—	(12)	—	(170)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	50,863	31	936	26	24	19	51,823	76
Redemptions, repayments and assets sold(7)	(63,659)	(70)	(3,441)	(67)	(519)	(68)	(67,619)	(205)
Changes in risk parameters and other movements(6)	5,145	(61)	1,293	20	182	63	6,620	22
Assets written off(7)	—	—	—	—	(297)	(191)	(297)	(191)
At 31 December 2021	298,285	133	18,013	330	3,021	403	319,319	866
Net movement in the period	(9,131)	(83)	(367)	(262)	25	(166)	(9,473)	(511)

ECL charge/(release) to the Income Statement		(83)		(262)		25		(320)
Less: Discount unwind		—		—		(11)		(11)
Less: Recoveries net of collection costs		—		—		87		87
ECL charge/(release) to the Income Statement from continued operations		(83)		(262)		101		(244)
Discontinued operations ECL adjustment		11		—		—		11
Total ECL charge/(release) to the Income Statement		(72)		(262)		101		(233)

At 1 January 2020	301,599	147	12,354	348	2,369	368	316,322	863
Transfers from Stage 1 to Stage 2(3)	(9,814)	(47)	9,814	47	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,178	110	(3,178)	(110)	—	—	—	—
Transfers to Stage 3(3)	(385)	(8)	(1,126)	(61)	1,511	69	—	—
Transfers from Stage 3(3)	12	2	326	21	(338)	(23)	—	—
Transfers of financial instruments	(7,009)	57	5,836	(103)	1,173	46	—	—
Net remeasurement of ECL on stage transfer(4)	—	(101)	—	239	—	241	—	379
Change in economic scenarios(2)	—	15	—	139	—	10	—	164
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased(5)	55,546	40	1,372	64	104	51	57,022	155
Redemptions, repayments and assets sold(7)	(47,671)	(30)	(2,250)	(42)	(441)	(18)	(50,362)	(90)
Changes in risk parameters and other movements(6)	4,953	88	1,068	(53)	184	99	6,205	134
Assets written off (7)	(2)	—	—	—	(393)	(253)	(395)	(253)
At 31 December 2020	307,416	216	18,380	592	2,996	569	328,792	1,377
Net movement in the period	5,817	69	6,026	244	627	201	12,470	514

ECL charge/(release) to the Income Statement		69		244		454		767
Less: Discount unwind		—		—		(14)		(14)
Less: Recoveries net of collection costs		—		—		(108)		(108)
ECL charge/(release) to the Income Statement from continued operations		69		244		332		645
Discontinued operations ECL adjustment		—		—		(6)		(6)
Total ECL charge/(release) to the Income Statement		69		244		326		639

(1)Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements. Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
(3)Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
(4)Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
(6)Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

Annual Report 2021	Santander UK Group Holdings plc 127

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

COUNTRY RISK EXPOSURES (AUDITED)
We manage our country risk exposure under our global limits framework. Within this framework we set our Risk Appetite for each country, taking into account factors that may affect its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we think we need to. We consider Banco Santander SA related risk separately.
The tables below show our total exposures, which are the total of balance sheet and off–balance sheet values. We calculate balance sheet values in accordance with IFRS (i.e. after netting allowed under IAS 32) except for credit provisions which we add back. Off–balance sheet values are undrawn facilities and letters of credit. We classify location by country of risk – the country where each client has its main business or assets. That is unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile. If a client has operations in many countries, we use their country of incorporation. The tables below exclude balances with other Banco Santander group members. We show them separately in the ‘Balances with other Banco Santander group members’ section.

	2021						2020
		Financial institutions						Financial institutions
	Governments	Banks(1)	Other	Retail	Corporate	Total(2)	Governments	Banks(1)	Other	Retail	Corporate	Total(2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Eurozone
Ireland	—	—	5.3	—	—	5.3	—	—	6.0	—	0.1	6.1
Italy	—	—	—	—	—	—	—	—	—	—	—	—
Spain	—	—	—	—	0.1	0.1	—	—	—	—	0.1	0.1
France	0.1	0.3	0.2	—	—	0.6	0.1	0.5	0.2	—	—	0.8
Germany	—	0.5	—	—	—	0.5	—	0.7	0.1	—	0.1	0.9
Luxembourg	—	—	0.1	—	—	0.1	—	0.1	1.3	—	0.1	1.5
Other(3)	0.3	0.8	—	—	—	1.1	0.4	1.1	—	—	0.4	1.9
	0.4	1.6	5.6	—	0.1	7.7	0.5	2.4	7.6	—	0.8	11.3
Other countries
UK	50.2	2.1	9.9	217.8	28.7	308.7	44.4	2.8	15.5	209.3	40.4	312.4
US	0.5	0.8	—	—	—	1.3	0.8	0.9	0.1	—	0.3	2.1
Japan	1.0	0.2	—	—	—	1.2	2.4	1.0	—	—	—	3.4
Switzerland	—	—	—	—	—	—	—	—	—	—	—	—
Denmark	—	—	—	—	—	—	—	—	—	—	—	—
Other	0.3	0.2	0.1	0.7	0.1	1.4	0.3	0.5	0.1	0.3	0.7	1.9
	52.0	3.3	10.0	218.5	28.8	312.6	47.9	5.2	15.7	209.6	41.4	319.8
Total	52.4	4.9	15.6	218.5	28.9	320.3	48.4	7.6	23.3	209.6	42.2	331.1
(1)Excludes balances with central banks.
(2)Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets. Loans are included gross of credit provisions.
(3)Includes The Netherlands of£0.2bn (2020: £0.6bn), Belgium of £0.7bn (2020: £0.9bn).
Balances with other Banco Santander group members (audited)
We deal with other Banco Santander group members in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander group members. We also dealt with Banco Santander SA as part of implementing our ring–fencing plans. We conduct these activities on the same terms as for similar transactions with third parties, and in a way that manages the credit risk within limits acceptable to the Board and the PRA.
At 31 December 2021 and 31 December 2020, we had gross balances with other Banco Santander group members as follows:

	2021				2020
	Financial institutions				Financial institutions
	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	1.0	—	—	1.0	1.8	—	—	1.8
UK	—	3.1	—	3.1	—	2.3	—	2.3
	1.0	3.1	—	4.1	1.8	2.3	—	4.1
Liabilities
Spain	1.4	0.1	—	1.5	2.5	0.1	—	2.6
UK	—	1.2	—	1.2	—	1.3	—	1.3
Uruguay	0.1	—	—	0.1	0.1	—	—	0.1
	1.5	1.3	—	2.8	2.6	1.4	—	4.0

Annual Report 2021	Santander UK Group Holdings plc 128

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

RETAIL BANKING – CREDIT RISK REVIEW
We set out below the overall credit profile for Retail Banking. We provide further detailed credit risk analysis in separate sections for:
–Homes, our largest portfolio in 'Retail Banking: Homes - credit risk review', and
–Everyday Banking portfolio in 'Retail Banking: Everyday Banking - credit risk review' .

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for Retail Banking in the period. The footnotes to the Santander UK group level analysis on page 127 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	191,883	74	11,261	332	1,918	182	205,062	588
Transfers from Stage 1 to Stage 2(3)	(5,653)	(4)	5,653	4	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,200	101	(4,200)	(101)	—	—	—	—
Transfers to Stage 3(3)	(526)	(2)	(488)	(16)	1,014	18	—	—
Transfers from Stage 3(3)	9	1	364	21	(373)	(22)	—	—
Transfers of financial instruments	(1,970)	96	1,329	(92)	641	(4)	—	—
Net ECL remeasurement on stage transfer(4)	—	(95)	—	48	—	33	—	(14)
Change in economic scenarios(2)	—	(7)	—	(85)	—	(12)	—	(104)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	35,442	19	417	14	9	4	35,868	37
Redemptions, repayments and assets sold (7)	(28,094)	(13)	(1,537)	(22)	(361)	(21)	(29,992)	(56)
Changes in risk parameters and other movements(6)	3,653	(10)	427	(8)	90	64	4,170	46
Assets written off(7)	—	1	—	(1)	(129)	(108)	(129)	(108)
At 31 December 2021	200,914	65	11,897	186	2,168	138	214,979	389
Net movement in the period	9,031	(9)	636	(146)	250	(44)	9,917	(199)

Charge/(release) to the Income Statement		(10)		(145)		64		(91)
Less: Discount unwind		—		—		(7)		(7)
Less: Recoveries net of collection costs		—		—		—		—
Total ECL charge/(release) to the Income Statement		(10)		(145)		57		(98)

At 1 January 2020	186,088	60	8,872	231	1,859	170	196,819	461
Transfers from Stage 1 to Stage 2(3)	(5,087)	(7)	5,087	7	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,168	82	(2,168)	(82)	—	—	—	—
Transfers to Stage 3(3)	(272)	(4)	(520)	(22)	792	26	—	—
Transfers from Stage 3(3)	8	1	323	20	(331)	(21)	—	—
Transfers of financial instruments:	(3,183)	72	2,722	(77)	461	5	—	—
Net ECL remeasurement on stage transfer(4)	—	(80)	—	145	—	42	—	107
Change in economic scenarios(2)	—	8	—	81	—	9	—	98
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased(5)	31,499	15	345	30	5	4	31,849	49
Redemptions, repayments and assets sold(7)	(23,699)	(12)	(987)	(25)	(314)	(20)	(25,000)	(57)
Changes in risk parameters and other movements(6)	1,178	12	309	(54)	110	102	1,597	60
Assets written off(7)	—	(1)	—	1	(203)	(155)	(203)	(155)
At 31 December 2020	191,883	74	11,261	332	1,918	182	205,062	588
Net movement in the period	5,795	14	2,389	101	59	12	8,243	127

Charge/(release) to the Income Statement		15		100		167		282
Less: Discount unwind		—		—		(7)		(7)
Less: Recoveries net of collection costs		—		—		(11)		(11)
Total ECL charge/(release) to the Income Statement		15		100		149		264

Annual Report 2021	Santander UK Group Holdings plc 129

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

RETAIL BANKING: HOMES – CREDIT RISK REVIEW
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small number of loans in the Isle of Man and Jersey.

2021 compared to 2020
A historically stable credit environment supported our customers and helped to reduce credit risk. Unemployment, which tracked at historically low levels in 2021, is one of the most important factors in defaults on mortgages. Whilst the UK housing market continues to show resilience, we maintain a cautious outlook in light of continued economic uncertainty due to the Covid-19 pandemic. Net mortgage growth in 2021 was £7.5bn (2020: £4.4bn).

Borrower profile (audited)
In this table, ‘Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are new customers who are taking a new mortgage with us.

	Stock				New business
	2021		2020		2021		2020
	£m	%	£m	%	£m	%	£m	%
Home movers	75,879	43	72,439	42	13,537	43	10,116	41
Remortgagers	51,336	29	51,796	31	8,031	25	6,861	27
First-time buyers	35,189	20	33,958	20	6,206	19	5,354	21
Buy-to-let	14,893	8	11,608	7	4,239	13	2,622	11
	177,297	100	169,801	100	32,013	100	24,953	100
As well as the new business in the table above, there were £30.5bn (2020: £31.7bn) of remortgages where we moved existing customers with maturing products onto new mortgages. We also provided £1.4bn (2020: £1.2bn) of further advances and flexible mortgage drawdowns.
2021 compared to 2020
in 2021 mortgage asset stock increased. The borrower profile of stock altered slightly, as the reduction in remortgage asset was replaced by an increase in house purchases across both residential and BTL mortgages. Our new business profiles displayed similar trends, reflecting market conditions and in particular a strong demand for purchase activity for both residential and BTL mortgages, driven by the temporarily reduced rates of Stamp Duty Land Tax effective during the period. In 2021, we helped first-time buyers purchase their new home with £6.2bn of gross lending (2020: £5.4bn).

Interest rate profile (audited)
The interest rate profile of our mortgage asset stock was:

	2021		2020
	£m	%	£m	%
Fixed rate	149,517	84	136,045	80
Variable rate	17,124	10	21,152	13
Standard Variable Rate (SVR)	7,876	4	10,682	6
Follow on Rate (FoR)	2,780	2	1,922	1
	177,297	100	169,801	100
2021 compared to 2020
In 2021, we continued to see customers refinance from variable rate and SVR to fixed rate products influenced by low mortgage rates and the competitive mortgage market. Within fixed rate products, we saw an increase in the proportion of 5 year fixed rate mortgages in 2021.

Geographical distribution (audited)
The geographical distribution of our mortgage asset stock was:

	Stock		New business
	2021	2020	2021	2020
Region	£bn	£bn	£bn	£bn
London	45.3	42.6	8.3	6.1
Midlands and East Anglia	24.1	22.9	4.7	3.7
North	23.5	23.1	3.8	3.3
Northern Ireland	3.0	3.1	0.3	0.2
Scotland	6.6	6.7	1.0	0.8
South East excluding London	56.4	53.6	10.5	8.3
South West, Wales and other	18.4	17.8	3.4	2.6
	177.3	169.8	32.0	25.0

Average loan size for new business			£'000	£'000
South East including London			306	284
Rest of the UK			175	166
UK as a whole			234	218
2021 compared to 2020
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the period, based on average earnings of new business at inception, was 3.35 (2020: 3.29).

Annual Report 2021	Santander UK Group Holdings plc 130

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Larger loans (audited)
The mortgage asset stock of larger loans was:

	South East including London		UK
	2021	2020	2021	2020
Individual mortgage loan size	£m	£m	£m	£m
<£0.25m	45,108	45,553	105,147	105,493
£0.25m to £0.50m	39,367	36,241	52,495	47,903
£0.50m to £1.0m	14,036	12,214	16,221	14,076
£1.0m to £2.0m	2,872	1,934	3,103	2,085
>£2.0m	318	236	331	244
	101,701	96,178	177,297	169,801

At 31 December 2021, there were 131 (2020: 98) individual mortgages over £2m. In 2021, there were 52 (2020: 38) new mortgages over £2m.

Loan-to-value analysis (audited)
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, as well as the LTV distribution for new business. We also show the collateral value and simple average LTV for our mortgage stock, Stage 3 stock and new business. We use our estimate of the property value at the balance sheet date. We include fees that have been added to the loan in the LTV calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	2021					2020
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	80,058	25	944	9	4,997	74,620	28	858	11	4,180
>50-75%	79,027	63	614	28	15,831	69,771	90	633	36	10,088
>75-85%	14,035	26	106	12	6,896	18,508	41	125	19	5,858
>85-100%	3,646	26	69	14	4,239	6,165	44	93	22	4,781
>100%	531	51	65	26	50	737	77	90	44	46
	177,297	191	1,798	89	32,013	169,801	280	1,799	132	24,953
Collateral value of residential properties (1)	177,222		1,786		32,012	169,694		1,783		24,953

	%		%		%	%		%		%
Simple Average(2) LTV (indexed)	41		38		64	42		41		64
(1)Collateral value shown is limited to the balance of each related loan. Excludes the impact of over-collateralisation, where the collateral is higher than the loan. Includes collateral against loans in negative equity of £455m (2020: £629m).
(2)Total of all LTV% divided by the total of all accounts.
At 31 December 2021, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £75m (2020: £107m). In 2021, the simple average LTV of mortgage total new lending in London was 60% (2020: 60%).
2021 compared to 2020
There were no significant changes in the quality of our collateral in 2021. Despite the economic pressures from the Covid-19 pandemic, simple average LTV remained broadly flat over the period. We continue to monitor the LTV profile of new lending and take action as needed to ensure the LTV mix of completions is appropriate.

Credit performance (audited)

	2021	2020
	£m	£m
Mortgage loans and advances to customers of which:	177,297	169,801
–Stage 1	164,381	157,614
–Stage 2	11,118	10,388
–Stage 3	1,798	1,799
Loss allowances(1)	191	280

	%	%
Stage 1 ratio(2)	92.72	92.82
Stage 2 ratio(2)	6.27	6.12
Stage 3 ratio(3)	1.02	1.07

(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.
(3)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

Annual Report 2021	Santander UK Group Holdings plc 131

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the period. The footnotes to the Santander UK group level analysis on page 127 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	170,794	17	10,470	131	1,813	132	183,077	280
Transfers from Stage 1 to Stage 2(3)	(5,439)	(2)	5,439	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,782	21	(3,782)	(21)	—	—	—	—
Transfers to Stage 3(3)	(242)	(2)	(451)	(4)	693	6	—	—
Transfers from Stage 3(3)	3	—	353	15	(356)	(15)	—	—
Transfers of financial instruments	(1,896)	17	1,559	(8)	337	(9)	—	—
Net ECL remeasurement on stage transfer(4)	—	(18)	—	10	—	9	—	1
Change in economic scenarios(2)	—	(1)	—	(67)	—	(12)	—	(80)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	33,292	6	332	2	1	—	33,625	8
Redemptions, repayments and assets sold(7)	(25,073)	(3)	(1,435)	(6)	(332)	(16)	(26,840)	(25)
Changes in risk parameters and other movements(6)	3,115	(4)	273	26	13	(10)	3,401	12
Assets written off (7)	—	—	—	—	(16)	(5)	(16)	(5)
At 31 December 2021	180,232	14	11,199	88	1,816	89	193,247	191
Net movement in the period	9,438	(3)	729	(43)	3	(43)	10,170	(89)

Charge/(release) to the Income Statement		(3)		(43)		(38)		(84)
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		(3)		(43)		(41)		(87)

At 1 January 2020	168,830	14	8,224	101	1,734	103	178,788	218
Transfers from Stage 1 to Stage 2(3)	(4,686)	(2)	4,686	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	1,911	17	(1,911)	(17)	—	—	—	—
Transfers to Stage 3(3)	(229)	(3)	(491)	(11)	720	14	—	—
Transfers from Stage 3(3)	4	—	311	14	(315)	(14)	—	—
Transfers of financial instruments	(3,000)	12	2,595	(12)	405	—	—	—
Net ECL remeasurement on stage transfer(4)	—	(15)	—	50	—	16	—	51
Change in economic scenarios(2)	—	7	—	13	—	10	—	30
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased(5)	26,102	4	237	5	1	—	26,340	9
Redemptions, repayments and assets sold(7)	(20,679)	(4)	(856)	(7)	(297)	(15)	(21,832)	(26)
Changes in risk parameters and other movements(6)	(459)	(1)	270	(19)	24	7	(165)	(13)
Assets written off (7)	—	—	—	—	(54)	(14)	(54)	(14)
At 31 December 2020	170,794	17	10,470	131	1,813	132	183,077	280
Net movement in the period	1,964	3	2,246	30	79	29	4,289	62

Charge/(release) to the Income Statement		3		30		43		76
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		3		30		40		73

Annual Report 2021	Santander UK Group Holdings plc 132

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Loan modifications
Forbearance(1)
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2021	2020
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	424	305
–Net modification loss	9	7
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	152	114

The balances at 31 December 2021 and 31 December 2020, analysed by their staging at the period-end and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Total(2)	Loss allowances
2021	£m	£m	£m	£m	£m	£m
Stage 2	388	444	273	4	1,109	12
Stage 3	217	75	73	111	476	26
	605	519	346	115	1,585	38
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	0.9%

2020
Stage 2	409	393	310	0	1,112	13
Stage 3	219	83	86	28	416	29
	628	476	396	28	1,528	42
Proportion of portfolio	0.4%	0.3%	0.2%	—%	0.9%
(1)We base forbearance type on the first forbearance on the accounts.
(2)The total is audited.
2021 compared to 2020
In 2021, forbearance activity remained stable. The proportion of the mortgage portfolio in forbearance remained flat at 0.9% (2020: 0.9%).
–At 31 December 2021, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments increased to 85% (2020: 81%).
–The weighted average LTV of all accounts in forbearance was 32% (2020: 34%) compared to the weighted average portfolio LTV of 35% (2020: 38%).
–At 31 December 2021, the carrying value of mortgages classified as multiple forbearance increased slightly to £148m (2020: £143m).
Other loan modifications
Since March 2020, we have provided mortgage customers with payment holiday terms in line with UK Government and FCA guidance. The following table provides information on such loan modifications. For more on this, see 'Covid-19 Support schemes' in 'Santander UK group level - Credit risk review'.

	2021	2020
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	658	37,085
–Net modification loss	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	8	99

At 31 December 2021, there were £2.3bn (2020: £2.6bn) of other mortgages on the balance sheet that we had modified since January 2008. At 31 December 2021:
The average LTV was 27.1% (2020: 30%), and 94.74% (2020: 96%) of accounts had made their last six months’ contractual payments.
The proportion of accounts that were 90 days or more in arrears was 2.62% (2020: 1.50%).

Annual Report 2021	Santander UK Group Holdings plc 133

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

RETAIL BANKING: HOMES – PORTFOLIOS OF PARTICULAR INTEREST
Introduction
We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans and part interest-only, part repayment loans	With an interest-only mortgage, the customer pays interest every month but the principal balance may remain outstanding until the end of the mortgage term. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage. Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part. This means there is a higher credit risk on these loans as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this credit risk. We also make sure the customer has a plausible repayment plan before we lend to them and remains on track for the life of the loan.

Since 2009, we have reduced the risk from new interest-only mortgages by lowering the maximum LTV. For the majority of applicants a maximum LTV of 50% applies. For high net worth customers (gross annual income > £250k) this maximum LTV for an interest-only mortgage can be up to 75%. When a customer plans to repay their mortgage by selling the property, we require a minimum equity buffer of £250k.

Customers with interest-only mortgages have to make arrangements to repay the principal at the end of the mortgage. We have a strategy to make sure that we tell these customers that they have to do this. We send them messages with their annual mortgage statements, and we run contact campaigns to encourage them to tell us how they plan to repay. We undertake these contact campaigns periodically throughout the customers' interest-only mortgage term and increase the frequency of contact as customers approach term maturity.

If customers know they will not be able to repay their mortgage in full when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them. If we think it is in the customer’s interests and they can afford it, we look at other ways of managing it. That can mean turning the mortgage into a standard repayment one and extending it. Or, if the customer is waiting for their means of repaying it, such as an investment plan or bonds, to mature, an extension may be permitted.
Flexible loans
Flexible mortgages allow customers to pay more or less than their usual amount each month, or even to take ‘payment holidays’ when they pay nothing at all. Customers do not have to take or draw down the whole loan all at once – so if they took out a mortgage big enough to allow them to build a home extension after three years, they do not have to start paying interest on that extra money until they are ready to spend it. There are conditions on when and how much customers can draw down:
–There are often limits on how much can be drawn down in any month
–The customer cannot be in payment arrears
–The customer cannot have insolvency problems, such as a county court judgement, bankruptcy, an individual voluntary arrangement, an administration order or a debt relief order.
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

Buy-to-Let (BTL) loans	In recent years, we have refined our BTL proposition to appeal to a wider catchment, and we have improved our systems to cater for this segment with a focus on non-professional landlords. We have prudent lending criteria, and specific policies for BTL. We only lend to a maximum 75% LTV. The first applicant must earn a minimum income of £25,000 per year, and we require evidence of income in all cases. We also use a BTL affordability rate as part of our assessment about whether to lend. This means that the rental income must cover the monthly mortgage interest payments by a prescribed amount when calculated using a stressed interest rate. We regularly review the prescribed amount and adjust it as needed.
In 2020 and 2021 we provided customers with payment holiday terms in line with the UK Government's Covid-19 guidance. For more on this, see ‘Covid-19 Support schemes’ in 'Santander UK group level - Credit risk review'.
Climate change
The value of property collateral for mortgages might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk or changing environmental performance standards for property. In 2021 we reviewed the proportion of mortgage loans subject to flood and subsidence risk and concluded that the risk was not material. The terms of our mortgage lending require homeowners to buy suitable insurance which transfers the majority of the risk to asset valuations to third party insurers.

Annual Report 2021	Santander UK Group Holdings plc 134

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit performance (audited)

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest-only, part repayment (2) (3)	Flexible(3)	LTV >100%	Buy-to-let	Other portfolio
2021	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	177,297	40,906	13,865	8,549	531	14,893	118,874
–Stage 1	164,381	36,459	12,614	7,509	357	14,363	111,947
–Stage 2	11,118	3,630	1,024	796	109	489	6,225
–Stage 3	1,798	817	227	244	65	41	702
Stage 3 ratio(4)	1.02%	2.02%	1.64%	3.06%	12.29%	0.27%	0.59%
PIPs	2	1	1	—	1	—	—
Simple average LTV (indexed)	41%	44%	43%	23%	116%	59%	41%

2020
Mortgage portfolio	169,801	38,722	13,498	9,953	737	11,608	113,378
–Stage 1	157,614	33,609	12,118	8,731	426	11,180	108,003
–Stage 2	10,388	4,230	1,132	989	221	393	4,763
–Stage 3	1,799	883	248	233	90	35	612
Stage 3 ratio(4)	1.07%	2.30%	1.84%	2.48%	12.25%	0.30%	0.54%
PIPs	10	5	2	1	4	—	2
Simple average LTV (indexed)	42%	44%	44%	26%	117%	59%	43%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £10,270m (2020: £10,037m) and the non-interest-only part of the loan.
(3)Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(4)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
2021 compared to 2020
–In 2021, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans reduced, reflecting our strategy to manage down our proportional exposure to these lending profiles.
–BTL mortgage balances increased £3.3bn to £14.9bn (2020: £11.6bn) driven by continued focus in growing this portfolio. In 2021, the simple average LTV of mortgage total new BTL lending was 68% (2020: 65%).

Interest-only sub analysis
Full interest-only new business in the period

	2021	2020
	£m	£m
Full interest-only loans	6,339	4,267

Full interest-only maturity profile

	Term expired	Within 2 years	Between 2-5 years	Between 5-15 years	Greater than 15 years	Total
2021	£m	£m	£m	£m	£m	£m
Full interest-only portfolio	393	1,902	3,825	19,784	15,002	40,906
–of which value weighted average LTV (indexed) is >75%	13	106	113	1,020	1,356	2,608

2020
Full interest-only portfolio	374	1,736	3,722	20,490	12,400	38,722
–of which value weighted average LTV (indexed) is >75%	13	131	154	1,405	1,018	2,721

2021 compared to 2020
For full interest-only mortgages, of the total £393m that was term expired at 31 December 2021, 83% continued to pay the interest due under the expired contract terms. Interest-only mortgages that matured in 2021 totalled £799m, of which: £331m was subsequently repaid, £6m was refinanced under normal credit terms, £217m was refinanced under forbearance arrangements and £245m remained unpaid and was classified as term expired at 31 December 2021.
At 31 December 2021, there were 61,750 (2020: 69,713) flexible mortgage customers, with undrawn facilities of £4,627m (2020: £5,621m). The portfolio’s value weighted LTV (indexed) was 24% (2020: 26%).

Annual Report 2021	Santander UK Group Holdings plc 135

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Forbearance(1) (audited)
The balances at 31 December 2021 and 31 December 2020 were:

	Interest-only(2)	Flexible	LTV >100%	Buy-to-Let
2021	£m	£m	£m	£m
Total	419	35	13	11
–Stage 2	280	24	3	8
–Stage 3	139	11	10	3

2020
Total	285	48	10	9
–Stage 2	184	34	3	6
–Stage 3	101	14	7	3
(1)Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)Comprises full interest-only loans and part interest-only, part repayment loans.
2021 compared to 2020
Levels of forbearance undertaken on accounts on Interest-only increased during 2021, driven by two factors. Firstly, maturing or past maturity customers impacted or potentially impacted by Covid-19 opted to take a one year deferral of repaying their capital. This was offered in line with FCA guidance to support maturing Interest-only customers who may be impacted by Covid-19. These guidelines were in place between November 2020 and October 2021. Secondly, Interest-only vulnerable customers who are in financial difficulties elected to take a product specifically offered to support them in this situation.

Annual Report 2021	Santander UK Group Holdings plc 136

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

RETAIL BANKING : EVERYDAY BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for Everyday Banking in the period. The footnotes to the Santander UK group level analysis on page 127 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	21,089	57	791	201	105	50	21,985	308
Transfers from Stage 1 to Stage 2(3)	(214)	(2)	214	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	418	81	(418)	(81)	—	—	—	—
Transfers to Stage 3(3)	(284)	(1)	(36)	(10)	320	11	—	—
Transfers from Stage 3(3)	5	1	11	5	(16)	(6)	—	—
Transfers of financial instruments	(75)	79	(229)	(84)	304	5	—	—
Net ECL remeasurement on stage transfer(4)	—	(78)	—	39	—	23	—	(16)
Change in economic scenarios(2)	—	(4)	—	(19)	—	—	—	(23)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	2,150	13	84	12	9	4	2,243	29
Redemptions, repayments and assets sold (7)	(3,023)	(11)	(101)	(16)	(29)	(5)	(3,153)	(32)
Changes in risk parameters and other movements(6)	541	(6)	153	(34)	77	74	771	34
Assets written off(7)	—	1	—	(1)	(114)	(102)	(114)	(102)
At 31 December 2021	20,682	51	698	98	352	49	21,732	198
Net movement in the period	(407)	(6)	(93)	(103)	247	(1)	(253)	(110)

Charge/(release) to the Income Statement		(7)		(102)		101		(8)
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		(51)		(51)
Total ECL charge/(release) to the Income Statement		(7)		(102)		46		(63)

At 1 January 2020	17,258	46	648	130	125	67	18,031	243
Transfers from Stage 1 to Stage 2(3)	(402)	(5)	402	5	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	257	65	(257)	(65)	—	—	—	—
Transfers to Stage 3(3)	(42)	(1)	(29)	(11)	71	12	—	—
Transfers from Stage 3(3)	4	1	11	5	(15)	(6)	—	—
Transfers of financial instruments:	(183)	60	127	(66)	56	6	—	—
Net ECL remeasurement on stage transfer(4)	—	(63)	—	95	—	25	—	57
Change in economic scenarios(2)	—	—	—	68	—	—	—	68
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	5,398	11	107	25	5	4	5,510	40
Redemptions, repayments and assets sold(7)	(3,020)	(8)	(130)	(19)	(19)	(5)	(3,169)	(32)
Changes in risk parameters and other movements(6)	1,636	12	39	(33)	87	94	1,762	73
Assets written off(7)	—	(1)	—	1	(149)	(141)	(149)	(141)
At 31 December 2020	21,089	57	791	201	105	50	21,985	308
Net movement in the period	3,831	11	143	71	(20)	(17)	3,954	65

Charge/(release) to the Income Statement		12		70		124		206
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		(52)		(52)
Total ECL charge/(release) to the Income Statement		12		70		68		150

Annual Report 2021	Santander UK Group Holdings plc 137

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit performance (audited)

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2021	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	3,532	2,000	2,341	438	4,779	8,311
–Stage 1	3,076	1,910	2,125	299	4,334	7,410
–Stage 2	201	73	181	120	374	575
–Stage 3	255	17	35	19	71	326
Loss allowances(1)	22	47	89	40	176	198
Stage 3 undrawn exposures	—				26	26
Stage 3 ratio(2)	7.20%				2.03%	4.23%
Gross write-offs	6				97	103

2020
Loans and advances to customers of which:	3,855	2,038	2,349	408	4,795	8,650
–Stage 1	3,845	1,881	1,975	253	4,109	7,954
–Stage 2	6	139	335	138	612	618
–Stage 3	4	18	39	17	74	78
Loss allowances(1)	9	80	158	61	299	308
Stage 3 undrawn exposures	—				27	27
Stage 3 ratio(2)	0.10%				2.09%	1.24%
Gross write-offs	12				129	141

(1)The ECL allowance is for both on and off–balance sheet exposures
(2)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
2021 compared to 2020
Business banking balances reduced mainly due to customers repaying their Bounce back loans (BBLs). Stage 2 and Stage 3 assets grew in 2021 and they were mainly BBLs accounts. However, they had no impact on ECL since BBLs are100% government guaranteed. The increase in ECL was mainly to take into account the additional debt burden on customers taking BBLs.
The credit risk profile for other unsecured loans was stable in 2021, with an improvement in Stage 2 assets from a favourable macroeconomic outlook and lower risk indicators observed in this population. The reduction in ECL levels was reflective of the improved macroeconomics and fewer accounts being triggered into Stage 2.

Loan modifications
Forbearance
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	Business banking	Credit cards	Overdrafts	Total
2021	£m	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	13	9	22
–Net modification gain	—	5	4	9
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	4	2	6

2020
Financial assets modified in the period:
–Amortised cost before modification	—	18	8	26
–Net modification gain	—	8	4	12
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	2	2	4

Annual Report 2021	Santander UK Group Holdings plc 138

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The balances (audited) at 31 December 2021 and 31 December 2020 were:

		Other unsecured
	Business banking	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2021	£m	£m	£m	£m	£m	£m
Total	2	1	38	15	54	56
–Stage 2	—	—	7	3	10	10
–Stage 3	2	1	31	12	44	46

2020
Total	4	—	43	16	59	63
–Stage 2	—	—	10	5	15	15
–Stage 3	4	—	33	11	44	48

Other loan modifications
Since March 2020, we have provided business banking and other unsecured lending customers with payment holiday terms. The following table provides information on such loan modifications. For more on this, see 'Covid-19 Support measures' in 'Santander UK group level - Credit risk review'.

	Business banking	Other unsecured	Total
2021	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	9	9
–Net modification gain	—	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	1	1

2020
Financial assets modified in the period:
–Amortised cost before modification	—	300	300
–Net modification gain	—	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	6	6

Annual Report 2021	Santander UK Group Holdings plc 139

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CONSUMER FINANCE – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for Consumer Finance in the period. The footnotes to the Santander UK group level analysis on page 127 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	7,824	44	379	37	58	37	8,261	118
Transfers from Stage 1 to Stage 2(3)	(98)	(1)	98	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	105	6	(105)	(6)	—	—	—	—
Transfers to Stage 3(3)	(8)	—	(8)	(2)	16	2	—	—
Transfers from Stage 3(3)	5	—	3	2	(8)	(2)	—	—
Transfers of financial instruments	4	5	(12)	(5)	8	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	(2)	—	—	—	(2)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	2,212	6	70	4	3	2	2,285	12
Redemptions, repayments and assets sold(7)	(4,063)	(19)	(142)	(6)	(19)	(3)	(4,224)	(28)
Changes in risk parameters and other movements(6)	(903)	(18)	(95)	(12)	11	6	(987)	(24)
Assets written off(7)	—	—	—	1	(37)	(25)	(37)	(24)
At 31 December 2021	5,074	18	200	17	24	17	5,298	52
Net movement in the period	(2,750)	(26)	(179)	(20)	(34)	(20)	(2,963)	(66)

Charge/(release) to the Income Statement		(26)		(21)		5		(42)
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		9		9
Total ECL charge/(release) to the Income Statement		(26)		(21)		14		(33)

At 1 January 2020	7,315	29	604	28	42	31	7,961	88
Transfers from Stage 1 to Stage 2(3)	(154)	(1)	154	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	375	4	(375)	(4)	—	—	—	—
Transfers to Stage 3(3)	(33)	(3)	(20)	(5)	53	8	—	—
Transfers from Stage 3(3)	—	—	1	1	(1)	(1)	—	—
Transfers of financial instruments:	188	—	(240)	(7)	52	7	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	—	—	—	—	—
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	3,486	14	134	6	4	2	3,624	22
Redemptions, repayments and assets sold(7)	(2,136)	(4)	(151)	3	(5)	29	(2,292)	28
Changes in risk parameters and other movements(6)	(1,027)	5	32	8	(10)	(8)	(1,005)	5
Assets written off(7)	(2)	—	—	(1)	(25)	(24)	(27)	(25)
At 31 December 2020	7,824	44	379	37	58	37	8,261	118
Net movement in the period	509	15	(225)	9	16	6	300	30

Charge/(release) to the Income Statement		15		10		30		55
Less: Discount unwind		—		—		6		6
Less: Recoveries net of collection costs		—		—		(17)		(17)
Total ECL charge/(release) to the Income Statement		15		10		19		44

Annual Report 2021	Santander UK Group Holdings plc 140

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit performance (audited)

	2021	2020
	£m	£m
Loans and advances to customers of which:	4,984	8,024
–Stage 1	4,760	7,587
–Stage 2	200	379
–Stage 3	24	58
Loss allowances(1)	52	118
Stage 3 undrawn exposures	—	—
Stage 3 ratio(2)	0.49%	0.72%
Gross write offs	25	25
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

2021 compared to 2020
We maintained our prudent underwriting criteria throughout the period. The product mix showed a material decrease in wholesale finance facilities (stock finance) 2021 of £0.4bn due to low availability of new cars and a transfer of wholesale portfolio to a new joint venture with Volvo Car Financial Services Ltd. The retail car finance market saw challenges in 2021 mainly due to a one month closure at dealerships as a result of Covid-19. It was also impacted by an ongoing global semiconductor shortage which acted as a limiting factor on the supply of new vehicles. We monitor residual values on all types of vehicles, including diesel, petrol, hybrid and electric.
At 31 December 2021, total loan balance decreased by £3,040m (38%) compared to 31 December 2020, mainly due to the sale of PSA Finance UK Limited, where £3.2bn of assets were derecognised. For more details, see Note 34. Gross lending new business in 2021 was £2,383m (2020: £3,074m). Wholesale loans (stock finance) to car dealerships were approximately 7% of the loan book, unchanged since 31 December 2020. The average Consumer (auto) finance loan size was £16,182 (2020: £15,918).
The risk profile remained stable in terms of our credit scoring acceptance policies. The overall risk performance was good with a majority of customers paying.
Climate change
The residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles. In 2021, we also considered any movement in ECL provision due to climate change risk and concluded that it was not material. This was because residual value risk was already set at the more cautious end of the acceptable range to capture the inherent risk of diesel obsolescence and measurement uncertainty of electric vehicles.

Loan modifications
Forbearance
The balances (audited) at 31 December 2021 and 31 December 2020 were:

	2021	2020
	£m	£m
Total	—	9
–Stage 2	—	4
–Stage 3	—	5

Other loan modifications
Since March 2020, we have provided Consumer Finance customers with payment holiday terms. The following table provides information on such loan modifications. For more on this, see 'Covid-19 Support measures' in 'Santander UK group level - Credit risk review'.

	2021	2020
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	54	403
–Net modification loss	—	6
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the ECL allowance changed to 12-month measurement in the period	226	403

Annual Report 2021	Santander UK Group Holdings plc 141

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 127 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	17,217	54	6,266	199	1,020	350	24,503	603
Transfers from Stage 1 to Stage 2(3)	(914)	(4)	914	4	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	1,579	60	(1,579)	(60)	—	—	—	—
Transfers to Stage 3(3)	(38)	—	(37)	(3)	75	3	—	—
Transfers from Stage 3(3)	1	—	88	40	(89)	(40)	—	—
Transfers of financial instruments	628	56	(614)	(19)	(14)	(37)	—	—
Net ECL remeasurement on stage transfer(4)	—	(39)	—	(22)	—	31	—	(30)
Change in economic scenarios(2)	—	(2)	—	(62)	—	(1)	—	(65)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	12,783	5	448	8	12	13	13,243	26
Redemptions, repayments and assets sold(7)	(15,067)	(9)	(1,330)	(17)	(140)	(43)	(16,537)	(69)
Changes in risk parameters and other movements(6)	2,642	(16)	891	40	55	(7)	3,588	17
Assets written off (7)	—	—	—	—	(106)	(59)	(106)	(59)
At 31 December 2021	18,203	49	5,661	127	827	247	24,691	423
Net movement in the period	986	(5)	(605)	(72)	(193)	(103)	188	(180)

ECL charge/(release) to the Income Statement		(5)		(72)		(44)		(121)
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		34		34
Total ECL charge/(release) to the Income Statement		(5)		(72)		(14)		(91)

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	21,281	53	2,385	51	452	158	24,118	262
Transfers from Stage 1 to Stage 2(3)	(4,443)	(37)	4,443	37	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	528	20	(528)	(20)	—	—	—	—
Transfers to Stage 3(3)	(78)	(1)	(543)	(21)	621	22	—	—
Transfers from Stage 3(3)	4	1	1	—	(5)	(1)	—	—
Transfers of financial instruments	(3,989)	(17)	3,373	(4)	616	21	—	—
Net ECL remeasurement on stage transfer(4)	—	(18)	—	92	—	198	—	272
Change in economic scenarios(2)	—	7	—	44	—	—	—	51
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	7,984	10	805	28	94	44	8,883	82
Redemptions, repayments and assets sold(7)	(6,487)	(13)	(818)	(18)	(118)	(25)	(7,423)	(56)
Changes in risk parameters and other movements(6)	(1,572)	32	521	6	97	5	(954)	43
Assets written off (7)	—	—	—	—	(121)	(51)	(121)	(51)
At 31 December 2020	17,217	54	6,266	199	1,020	350	24,503	603
Net movement in the period	(4,064)	1	3,881	148	568	192	385	341

ECL charge/(release) to the Income Statement		1		148		243		392
Less: Discount unwind		—		—		(5)		(5)
Less: Recoveries net of collection costs		—		—		(93)		(93)
Total ECL charge/(release) to the Income Statement		1		148		145		294

Annual Report 2021	Santander UK Group Holdings plc 142

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than the asset balances due to netting.

Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	592	954	3,060	3,166	3,559	2,465	733	14,529
Commercial Real Estate	—	—	55	21	2,172	2,064	181	4	4,497
Social Housing	52	2,985	2,471	—	—	2	—	—	5,510
	52	3,577	3,480	3,081	5,338	5,625	2,646	737	24,536
Of which:
Stage 1	52	2,889	3,168	2,750	4,796	3,389	428	577	18,049
Stage 2	—	688	312	331	542	2,236	1,392	160	5,661
Stage 3	—	—	—	—	—	—	826	—	826

2020
SME and mid corporate	—	468	1,288	2,640	2,820	3,518	2,790	922	14,446
Commercial Real Estate	—	—	65	214	696	3,684	484	9	5,152
Social Housing	112	2,631	2,334	—	—	2	—	6	5,085
	112	3,099	3,687	2,854	3,516	7,204	3,274	937	24,683
Of which:
Stage 1	112	3,060	3,626	2,589	2,776	4,027	454	752	17,396
Stage 2	—	39	61	265	740	3,177	1,800	185	6,267
Stage 3	—	—	—	—	—	—	1,020	—	1,020
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

2021 compared to 2020
In Corporate & Commercial Banking, committed exposure reduced marginally by 0.6%, with lending in Social Housing offset by redemptions in the Commercial Real Estate (CRE) portfolio. Our CRE portfolio decreased by 13% as we continue to manage our exposure in line with proactive risk management policies. Social Housing exposure increased by 8% as we refinance lending from the Corporate Centre to the core book. The rating distribution has improved in both the CRE and SME and mid Corporate portfolios following a recovery in the credit quality of a number of names initially downgraded as a result of Covid-19.

Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2021					2020
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	14,486	43	—	—	14,529	14,399	47	—	—	14,446
Commercial Real Estate	4,497	—	—	—	4,497	5,151	—	—	1	5,152
Social Housing	5,510	—	—	—	5,510	5,085	—	—	—	5,085
	24,493	43	—	—	24,536	24,635	47	—	1	24,683

Annual Report 2021	Santander UK Group Holdings plc 143

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2021	£m	£m	£m
SME and mid corporate	723	354	369
Commercial Real Estate	103	85	18
	826	439	387

2020
SME and mid corporate	853	286	567
Commercial Real Estate	167	105	62
	1,020	391	629

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2021 and 31 December 2020.

2021	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
SME and mid corporate	11,131	531	2,144	723	14,529	378
Commercial Real Estate	3,989	193	212	103	4,497	43
Social Housing	5,345	—	165	—	5,510	2
	20,465	724	2,521	826	24,536	423

2020
SME and mid corporate	10,844	340	2,409	853	14,446	478
Commercial Real Estate	4,191	233	561	167	5,152	125
Social Housing	5,012	—	73	—	5,085	—
	20,047	573	3,043	1,020	24,683	603
(1)Includes committed facilities and derivatives.
2021 compared to 2020
In Corporate & Commercial Banking, exposures subject to enhanced monitoring increased by 26%. This was mainly in SME and mid Corporate. Accommodation and food service activities have been particularly heavily impacted by Covid-19 related restrictions despite the measures taken by the government to support industries through the pandemic. Exposures subject to proactive monitoring however decreased by 17% across both the SME and mid Corporate portfolio and the CRE portfolio. This followed the upgrading of a number of names initially downgraded as a result of Covid-19 uncertainty but which have since stabilised.
Loan loss allowances decreased by £180m (30%). This reflects the improved economic assumptions and scenario weightings applied within the IFRS 9 model due to the improved economic outlook. Also stage reclassifications for some corporate loans as they emerged from lockdown saw provision releases as well as the release of some Covid-19 related PMAs.

Annual Report 2021	Santander UK Group Holdings plc 144

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Loan modifications
Forbearance
The following table (audited)sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2021	2020
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	243	201
–Net modification gain/ (loss)	(5)	(5)
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	29	40

We only make forbearance arrangements for lending to customers. The balances (audited) at 31 December 2021 and 31 December 2020, analysed by their staging at the period–end and the forbearance we applied, were:

	2021	2020
	£m	£m
Stock(1)
–Term extension	150	141
–Interest-only	239	175
–Other payment rescheduling	204	180
	593	496
Of which:
–Stage 1	20	13
–Stage 2	303	179
–Stage 3	270	304
	593	496
Proportion of portfolio	2.4%	2.0%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.
2021 compared to 2020
In 2020, in line with guidance from the EBA and PRA, concessions required primarily as a result of Covid-19 were not recorded as forbearance. This categorisation dispensation ended in March 2021, after which concessions granted to borrowers exhibiting signs of financial difficulty are reported as forbearance. This was the driver for the increase in forbearance balances in 2021.

Annual Report 2021	Santander UK Group Holdings plc 145

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

PORTFOLIOS OF PARTICULAR INTEREST
Introduction
Some types of lending have higher risk and others stand out for other reasons. We give more detail below on two areas of particular interest.

Portfolio	Description
Commercial Real Estate	This is lending to experienced, professional landlords mainly secured by tenanted UK property in the office, retail, industrial and residential sub-sectors. The CRE market experienced a challenging environment in the immediate years after the last financial crisis and has previously seen regular cyclical downturns. For those reasons, this is a portfolio of particular interest. We manage and report our Commercial Real Estate portfolio in Corporate & Commercial Banking.
Social Housing	This is lending and treasury services for UK housing association groups secured by tenanted UK residential property. Borrowers are mainly charitable entities and registered with the appropriate regulator for the part of the UK in which they operate. The Social Housing sector in the UK is critical in ensuring the supply of affordable housing across the country. Housing associations play a prominent role in addressing the UK’s shortage of housing across all tenures. The sector benefits from a zero–loss default history aided by its regulated nature. This is a portfolio of particular interest as we hold a significant position in the market.

We see continued investment in this sector as a direct way to support the UK and, indirectly, the wider community initiatives undertaken by our customers. We manage and report our Social Housing portfolio in Corporate & Commercial Banking, except for older loans that do not fit our current business strategy, which we manage and report in Corporate Centre. We provide detailed disclosures of our Social Housing portfolios in the sections above. We provide a summary of our total Social Housing portfolio below, to give a Santander UK–wide view.

In 2020 and 2021 we provided customers with payment holiday terms in line with the UK Government's Covid-19 guidance. For more on this, see ‘Covid-19 Support schemes’ in 'Santander UK group level - Credit risk review'.
Climate change
The global economy is still heavily dependent on fossil fuel energy sources such as coal, natural gas and oil, which significantly contribute to climate change. Energy transmission requires building and maintaining appropriate wholesale networks that can affect the natural environment. We remain committed to reallocating financial flows from fossil fuel consumption, including for electricity generation, to cleaner alternatives as set out in our Environmental, Social and Climate Change Policy.
In order to track and measure how our current lending activities contribute towards the reliance of fossil fuels, in 2021 we analysed our portfolio to identify fossil fuel exposures. We classified lending as a fossil fuel exposure if the counterparty engaged in any of the following activities:
–Oil & Gas: production and treatment including refining, transportation, storage and wholesale distribution
–Mining & Extraction: any coal mining or extraction activities
–Power Generation: clients for who coal-fired generation represents more than 10% of revenues on a consolidated basis.
At 31 December 2021, we had limited exposure to such counterparties, with these activities making up less than 0.1% of our Corporate and Commercial Banking lending portfolio. On an individually assessed basis, clients in these industries were highly rated and their markets remained highly liquid. We will continue to monitor, disclose and reduce lending which contributes to ongoing fossil fuel use.

Commercial Real Estate
Credit performance
The table below shows the main CRE credit performance metrics at 31 December 2021 and 31 December 2020.

	Customer loans(1)	Stage 3(2)	Stage 3 Ratio(3)	Gross write–offs	Total loss allowance
	£m	£m	%	£m	£m
2021	4,158	103	2.48	25	43
2020	4,689	165	3.60	13	125
(1)CRE drawn loans in the CRE portfolio of our Corporate & Commercial Banking segment of £4,158m (2020: £4,689m).
(2)We define Stage 3 in the ‘Credit risk management’ section.
(3)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
LTV analysis
The table below shows the LTV distribution for our CRE total stock and Stage 3 stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2021 and 31 December 2020.

	2021				2020
	Stock		Stage 3		Stock		Stage 3
	Total	ECL	Total	ECL	Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	2,739	19	44	9	3,043	53	43	13
>50-70%	1,101	20	50	15	1,342	59	109	42
>70-100%	38	2	7	1	49	6	7	3
> 100%	10	1	2	1	8	4	6	4
Other portfolio (1)	270	1	—	—	230	3	—	—
Total with collateral	4,158	43	103	26	4,672	125	165	62
Development loans	—	—	—	—	17	—	—	—
	4,158	43	103	26	4,689	125	165	62
(1)Smaller value transactions, mainly commercial mortgages.

Annual Report 2021	Santander UK Group Holdings plc 146

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sector analysis

Sector	2021		2020
	£m	%	£m	%
Office	1,106	27	1,491	32
Retail	631	15	853	18
Industrial	530	13	680	15
Residential	589	14	766	16
Mixed use	605	14	358	8
Student accommodation	109	3	62	1
Hotels and leisure	253	6	181	4
Other	65	2	51	1
Small value transactions portfolio(1)	270	6	247	5
	4,158	100	4,689	100
(1)Mainly commercial mortgages.
The CRE portfolio is well diversified across sectors, with no significant regional or single name concentration. Falling capital and rental yields along with Covid-19 related rent collection challenges have exacerbated structural issues in sub-sectors such as Retail. However, at 31 December 2021, the LTV profile of the portfolio remained conservative with £3,840m and 99% (2020: £4,385m and 99%) at or below 70% LTV following planned deleveraging of the portfolio. Almost three quarters of the CRE portfolio have an LTV below 50%.
Refinancing risk
At 31 December 2021, CRE loans of £1,213m (2020: £1,337m) were due to mature within 12 months. Of these, £11m or 0.9% (2020: £9m or 0.7%) had an LTV ratio higher than is acceptable under our current credit policy, £5m of which were reported as Stage 3 (2020: £9m).

2021 compared to 2020
In our CRE portfolio, drawn customer loans decreased by £531m, as we focus on risk-weighted returns to manage our exposure in line with proactive risk management policies. In 2021, we maintained a prudent lending approach, with 100% new business (2020: 100%) written at or below 60% LTV. The weighted average LTV on the CRE portfolio was 43% (2020: 45%).
Drawn facilities subject to enhanced monitoring decreased by 16% to £190m (2020: £225m). Drawn facilities subject to proactive management decreased by 59% to £212m (2020: £522m). This followed the improvement in credit quality of a number of names initially downgraded as a result of Covid-19 but which have since stabilised. Stage 3 exposures increased to £103m (2020: £165m).
Social Housing
We manage and report our Social Housing portfolio in Corporate & Commercial Banking, except for older Social Housing loans that do not fit our current business strategy, which we manage and report in Corporate Centre. We provide detailed disclosures of our Social Housing portfolios in the sections above. At 31 December 2021 and 31 December 2020, our total Social Housing exposure was:

	2021			2020
	On-balance sheet	Total exposure	Total loss allowances	On-balance sheet	Total exposure	Total loss allowances
	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	2,930	5,510	2	2,770	5,085	—
Corporate Centre	2,162	2,858	1	3,043	3,817	—
	5,092	8,368	3	5,813	8,902	—

Annual Report 2021	Santander UK Group Holdings plc 147

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CORPORATE CENTRE – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 127 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	79,275	35	45	—	—	—	79,320	35
Transfers from Stage 1 to Stage 2(3)	(141)	—	141	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	—	—	—	—	—	—	—	—
Transfers to Stage 3(3)	—	—	—	—	—	—	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	(141)	—	141	—	—	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	—	—	—	—	—
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	425	1	2	—	—	—	427	1
Redemptions, repayments and assets sold (7)	(5,326)	(18)	(27)	—	1	1	(5,352)	(17)
Changes in risk parameters and other movements(6)	(139)	(17)	94	—	1	—	(44)	(17)
Assets written off (7)	—	—	—	—	—	—	—	—
At 31 December 2021	74,094	1	255	—	2	1	74,351	2
Net movement in the period	(5,181)	(34)	210	—	2	1	(4,969)	(33)

ECL charge/(release) to the Income Statement		(34)		—		1		(33)
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		22		22
Total ECL charge/(release) to the Income Statement		(34)		—		23		(11)

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	73,943	1	97	1	—	—	74,040	2
Transfers from Stage 1 to Stage 2(3)	(87)	(2)	87	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	106	4	(106)	(4)	—	—	—	—
Transfers to Stage 3(3)	(2)	—	(3)	(1)	5	1	—	—
Transfers from Stage 3(3)	1	1	1	—	(2)	(1)	—	—
Transfers of financial instruments	18	3	(21)	(3)	3	—	—	—
Net ECL remeasurement on stage transfer(4)	—	(4)	—	3	—	1	—	—
Change in economic scenarios(2)	—	—	—	6	—	—	—	6
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	11,457	1	45	—	1	—	11,503	1
Redemptions, repayments and assets sold(7)	(10,344)	(1)	(7)	(1)	(3)	(1)	(10,354)	(3)
Changes in risk parameters and other movements(6)	4,201	35	(69)	(6)	1	—	4,133	29
Assets written off (7)	—	—	—	—	(2)	—	(2)	—
At 31 December 2020	79,275	35	45	—	—	—	79,320	35
Net movement in the period	5,332	34	(52)	(1)	—	—	5,280	33

ECL charge/(release) to the Income Statement		34		(1)		—		33
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		3		3
Total ECL charge/(release) to the Income Statement		34		(1)		3		36

Annual Report 2021	Santander UK Group Holdings plc 148

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than the asset balances due to netting. We show Sovereigns and Supranationals net of short positions and reverse repurchase agreement exposures in Large Corporate net of repurchase agreement liabilities, including OTC derivatives. The derivative and other treasury product exposures (classified as ‘Financial Institutions’) are also typically lower than the asset balances, because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	57,415	1,051	—	—	—	—	—	—	58,466
Structured Products	573	1,064	197	41	—	—	—	—	1,875
Social Housing	—	1,290	1,568	—	—	—	—	—	2,858
Financial Institutions	501	534	361	7	—	—	—	—	1,403
Legacy Portfolios in run-off(2)	—	—	—	6	—	—	—	44	50
Derivatives	—	—	—	—	—	—	—	—	—
Crown Dependencies	—	—	—	—	—	—	—	742	742
	58,489	3,939	2,126	54	—	—	—	786	65,394
Of which:
Stage 1	58,489	3,732	2,082	54	—	—	—	780	65,137
Stage 2	—	207	44	—	—	—	—	4	255
Stage 3	—	—	—	—	—	—	—	2	2

2020
Sovereign and Supranational	50,867	2,383	—	—	—	—	—	—	53,250
Structured Products	1,168	1,044	229	41	—	—	—	—	2,482
Social Housing	2	2,001	1,814	—	—	—	—	—	3,817
Financial Institutions	497	200	9	6	—	—	—	—	712
Legacy Portfolios in run-off(2)	—	—	—	—	—	—	—	156	156
Derivatives	—	—	—	—	—	—	—	—	—
Crown Dependencies	—	—	—	—	—	—	—	275	275
	52,534	5,628	2,052	47	—	—	—	431	60,692
Of which:
Stage 1	52,534	5,583	2,052	47	—	—	—	431	60,647
Stage 2	—	45	—	—	—	—	—	—	45
Stage 3	—	—	—	—	—	—	—	—	—
(1)Smaller exposures mainly in the commercial mortgage portfolio, and Crown Dependencies residential mortgages portfolio. We use scorecards for them, instead of a rating model.
(2)Commercial mortgages and residual structured and asset finance loans (shipping, aviation and structured finance).

2021 compared to 2020
In Corporate Centre, committed exposures decreased by 8% mainly driven by UK Sovereign and Supranational exposures as part of normal liquid asset portfolio management, which increased by 10%. The portfolio profile remained short-term, reflecting the purpose of the holdings. Social Housing exposures reduced by 25% as we refinance lending from the Corporate Centre to the core book and Legacy Portfolios in run-off reduced by 68% driven by deals not refinancing at maturity.

Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2021					2020
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	54,651	950	469	2,396	58,466	46,912	1,516	849	3,973	53,250
Structured Products	1,219	656	—	—	1,875	1,683	799	—	0	2,482
Social Housing	2,858	—	—	—	2,858	3,817	—	—	—	3,817
Financial Institutions	536	572	81	214	1,403	301	365	6	40	712
Legacy Portfolios in run-off	50	—	—	—	50	60	—	—	96	156
Derivatives	—	—	—	—	—	—	—	—	—	—
Crown Dependencies	—	—	—	742	742	—	—	—	275	275
	59,314	2,178	550	3,352	65,394	52,773	2,680	855	4,384	60,692

Annual Report 2021	Santander UK Group Holdings plc 149

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2021	£m	£m	£m
Legacy Portfolios in run–off	2	—	2
Crown Dependencies	—	—	—
	2	—	2

2020
Legacy Portfolios in run–off	—	—	—
Crown Dependencies	—	—	—
	—	—	—

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2021 and 31 December 2020.

2021	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	58,466	—	—	—	58,466	—
Structured Products	1,875	—	—	—	1,875	—
Social Housing	2,858	—	—	—	2,858	1
Financial Institutions	1,403	—	—	—	1,403	—
Legacy Portfolios in run-off	48	—	—	2	50	1
Derivatives	—	—	—	—	—	—
Crown Dependencies	742	—	—	—	742	—
	65,392	—	—	2	65,394	2

2020
Sovereign and Supranational	53,250	—	—	—	53,250	—
Structured Products	2,482	—	—	—	2,482	35
Social Housing	3,748	69	—	—	3,817	—
Financial Institutions	712	—	—	—	712	—
Legacy Portfolios in run-off	156	—	—	—	156	—
Derivatives	—	—	—	—	—	—
Crown Dependencies	275	—	—	—	275	—
	60,623	69	—	—	60,692	35

(1)Includes committed facilities and derivatives.
2021 compared to 2020
In Corporate Centre, exposures were all fully performing at 31 December 2021. The exposure that was subject to enhanced monitoring in 2020 was upgraded to fully performing following completion of a restructure.
Loan loss allowances decreased by £33m (94%). This reflects the improved economic assumptions and scenario weightings applied within the IFRS 9 model due to the improved economic outlook as well as the release of some Covid-19 related PMAs.

Loan modifications (audited)
There were no loan modifications made in 2021 and 2020.

Annual Report 2021	Santander UK Group Holdings plc 150

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CORPORATE & INVESTMENT BANKING – 2020 CREDIT RISK REVIEW
This section sets out the credit risk profile for the CIB business at 31 December 2020, as published in the 2020 Annual Report. For the 2021 financial performance and cash flow information relating to CIB prior to its transfer to SLB in 2021, see Note 43.
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 127 also apply to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	12,972	4	397	37	15	9	13,384	50
Transfers from Stage 1 to Stage 2(3)	(43)	—	43	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	—	—	—	—	—	—	—	—
Transfers to Stage 3(3)	—	—	(40)	(13)	40	13	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	(43)	—	3	(13)	40	13	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	8	—	—	—	8
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased (5)	1,119	1	43	—	—	—	1,162	1
Redemptions, repayments and assets sold(7)	(5,005)	(1)	(287)	(1)	(1)	—	(5,293)	(2)
Changes in risk parameters and other movements(6)	2,174	5	273	(7)	(12)	—	2,435	(2)
Assets written off (7)	—	—	—	—	(42)	(22)	(42)	(22)
At 31 December 2020	11,217	9	429	24	—	—	11,646	33
Net movement in the period	(1,755)	5	32	(13)	(15)	(9)	(1,738)	(17)

ECL charge/(release) to the Income Statement		5		(13)		13		5
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		2		2
Total ECL charge/(release) to the Income Statement		5		(13)		15		7

Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than the asset balances due to netting. The derivative and other treasury product exposures (classified as ‘Financial Institutions’) are also typically lower than the asset balances, because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other	Total
2020	£m	£m	£m	£m	£m	£m	£m	£m	£m
Large Corporate	174	1,826	3,267	3,882	1,523	157	81	—	10,910
Financial Institutions	367	444	639	23	6	—	—	—	1,479
	541	2,270	3,906	3,905	1,529	157	81	—	12,389

Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2020
	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m
Large Corporate	9,838	1,052	—	20	10,910
Financial Institutions	655	439	131	254	1,479
	10,493	1,491	131	274	12,389

Annual Report 2021	Santander UK Group Holdings plc 151

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2020	£m	£m	£m
Large Corporate	—	—	—
	—	—	—

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2020.

2020	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
Large Corporate	9,398	252	1,260	—	10,910	33
Financial Institutions	1,479	—	—	—	1,479	—
	10,877	252	1,260	—	12,389	33
(1) Includes committed facilities and derivatives.

Loan modifications
Forbearance
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

2020
£m
Financial assets modified in the period:
–Amortised cost before modification	23
–Net modification gain/ (loss)	1
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	—

We only make forbearance arrangements for lending to customers. The balances (audited) at 31 December 2020, analysed by their staging at the period–end and the forbearance we applied, were:

2020
£m
Stock(1)
–Term extension	23
–Interest-only	—
–Other payment rescheduling	—
23
Of which:
–Stage 1	—
–Stage 2	23
–Stage 3	—
23
Proportion of portfolio	0.2%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

Annual Report 2021	Santander UK Group Holdings plc 152

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market risk

Overview
Market risk comprises non-traded market risk and traded market risk.
Non-traded market risk is the risk of loss of income, economic or market value due to changes to interest rates in the non-trading book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the non-trading book.
Traded market risk is the risk of changes in market factors that affect the value of the positions in the trading book.
In this section, we set out which of our assets and liabilities are exposed to non-traded and traded market risk. Then we explain how we manage these risks and discuss our key market risk metrics. We also provide an update on the process of replacing LIBOR and other Interbank Offered Rates.

Key metrics
Santander UK plc group Net Interest Margin (NIM) sensitivity to +25bps was £89m and to ‑25bps was £(94)m (2020: £116m and £(23)m)

SFS NIM sensitivity to +25bps was £4m and to ‑25bps was £(4)m (2020: £3m and £(1)m)

Santander UK plc group Economic Value of Equity (EVE) sensitivity to +25bps was £89m and to ‑25bps was £(125)m (2020: £190m and £(369)m)

SFS EVE sensitivity to +25bps was £1m and to ‑25bps was £(2)m (2020: £(2)m and £(3)m)

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION (AUDITED)
We manage our assets and liabilities exposed to market risk as either non-traded or traded market risk. We classify all our assets and liabilities exposed to market risk as non-traded market risk, except for certain derivatives that we manage on a trading intent basis. For accounting purposes, we classify all derivatives as held for trading unless they are designated as being in a hedging relationship. The derivatives that we manage on a trading intent basis are a small proportion of the derivatives that we classify as held for trading for accounting purposes. For more, see Note 11 to the Consolidated Financial Statements.
NON-TRADED MARKET RISK
OUR KEY NON-TRADED MARKET RISKS (AUDITED)
Non-traded market risk mainly comes from providing banking products and services to our customers, as well as our structural balance sheet exposures. It arises in all our business segments.
In Retail Banking, Consumer Finance and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre to manage. The only types of non-traded market risk that we keep in Retail Banking, Consumer Finance and Corporate & Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk. This is where customers repay their loans earlier than their expected maturity date or do not take the expected volume of new products.
Before the transfer in Q4 2021, in Corporate & Investment Banking, it arose from lending to corporates, which we also transferred to Corporate Centre to manage. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and Income Statement volatility risk.
Our key non-traded market risks are:

Key risks	Description
Interest rate risk
Yield curve risk: comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-rate sensitive liabilities in interest-earning assets. We mainly measure yield curve risk with NIM and EVE sensitivities, which are measures commonly used in the financial services industry. We also use other risk measures, such as Value at Risk (VaR) which is a statistical measure based on a historical simulation of events, and stress testing. Our NIM and EVE sensitivities cover all the material yield curve risk in our banking book balance sheet.
Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Bank of England bank rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms. LIBOR for Sterling, Swiss Francs and Japanese Yen were replaced with Risk Free Rates at the end of 2021. We will have some legacy positions using synthetic LIBOR in 2022, but there should be no basis risk incurred on re-hedging these positions. We are also very advanced with the transition of our loan and derivative portfolios. As the transition progresses, we continue to monitor our basis risk positions.

Spread risk	Spread risk arises when the value of assets or liabilities which are accounted for at fair value (either through Other Comprehensive Income or through Profit and Loss) are affected by changes in the spread. We measure these spreads as the difference between the discount rate we use to value the asset or liability, and an underlying interest rate curve.
Spread risks can be split into Swap Spread (where the instrument has been issued by a Sovereign counterparty) and Credit Spread (where the instrument has been issued by for example a corporate or bank counterparty). It mainly arises in the bond portfolios we hold for liquidity purposes. We measure spread risk with sensitivities, stress tests and VaR measures.
Foreign exchange risk	Our banking businesses operate mainly in sterling markets, so we do not create significant foreign exchange exposures. The only exception to this is money we raise in foreign currencies. For more on this, see ‘Wholesale funding’ in the ‘Liquidity risk’ section.
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

Annual Report 2021	Santander UK Group Holdings plc 153

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

NON-TRADED MARKET RISK MANAGEMENT
Risk appetite
Our framework for dealing with market risk is part of our overall Risk Framework. Our Structural and Market Risk framework sets out our high-level arrangements and standards to manage, control and oversee non-traded market risk. Our Risk Appetite sets the controls, risk limits and key risk metrics for non-traded market risk. We articulate risk appetite by the income and value sensitivity limits we set in our Risk Appetite, at both Santander UK and Banco Santander group levels.
Risk measurement
For non-traded market risk, we mainly measure our exposures with NIM and EVE sensitivity analysis. We support this with VaR risk measures and stress testing. We also monitor our interest rate repricing gap.
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

NIM sensitivity
–NIM sensitivity is an income-based measure we use to forecast the changes to interest income and interest expense in different scenarios. It gives us a combined impact on net interest income over a given period – usually 12 or 36 months.

–We calculate NIM sensitivity by simulating the NIM using two yield curves. The difference between the two NIM totals is the NIM sensitivity.
–Our main model assumptions are that:
–The balance sheet is dynamic. This means that it includes the run-off of current assets and liabilities as well as retained and new business
–We use a behavioural balance sheet rather than a contractual one. This means that we adjust balances for their behavioural or assumed profile. We do this with most retail products whose behavioural maturity is different to the contractual maturity. This is usually because customers are exercising the option to withdraw or prepay early, or there is no contractual maturity.

EVE sensitivity
–We calculate EVE sensitivity as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel and non-parallel shifts in the yield curve.

–We use a static balance sheet. This means that all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour (whichever is appropriate), and there is no retained or new business.

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
We also run non-parallel stress tests, to calculate the impact of some plausible non-parallel scenarios, and over various time periods for income stresses, usually one or three years.
VaR (audited)

VaR
–VaR indicates the losses that we might suffer because of unfavourable changes in the markets under normal (non-stressed) market conditions.
–We run a historical simulation using historical daily price moves, at a 99% confidence level for example, to find how much we might lose – the VaR.
–For any given day’s position, we expect to suffer losses greater than the VaR estimate 1% of the time – once every 100 trading days, or two to three times a year.
–This gives us a consistent way of assessing risk for all relevant market risk factors in our portfolios.

The limitations of VaR
VaR is a useful and important market standard measure of risk, but it does have some limitations. These include:
–VaR assumes what happened in the past is a reliable way to predict what will happen in the future. This may not always be the case
–VaR is based on positions at the end of the business day so it doesn’t include intra-day positions
–VaR does not predict how big the loss could be on the 1% of trading days that it is greater than the VaR
–Using a time horizon of one day means VaR does not tell us everything about exposures that we cannot liquidate or hedge within a day, or products with infrequent pricing.
Back-testing – comparing VaR estimates with reality
To check that the way we estimate VaR is reasonable, we back-test our VaR by comparing it against both actual and hypothetical profits and losses, using a one-day time horizon. Back-testing allows us to identify exceptions – times when the predictions were out of line with what happened. We can then look for trends in these exceptions, which can help us decide whether we need to recalibrate our VaR model.

Annual Report 2021	Santander UK Group Holdings plc 154

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other ways of measuring risk
As well as using sensitivities and stress tests, we can measure non-traded market risk using net notional positions. This can give us a simple view of our exposure, although we generally need to combine it with other risk measures to cover all aspects of a risk profile, such as projected changes over time.
Other metrics we can use include Earnings at Risk (EaR). Although VaR can be useful as it captures changes in economic values, as we describe above, VaR will not reflect the actual Income Statement impact of most of our banking book positions. This is because we account for them at amortised cost rather than fair value. EaR is like VaR but captures changes in income rather than value. We use this approach for example to generate a one-year EaR measure to assess Basis risk.
Stress testing
Stress testing is an essential part of our risk management. It helps us to measure and evaluate the potential impact on portfolio values of more extreme, although plausible, events or market moves. We express limits as on how much we could lose in a stress event, and this restricts how much risk we take.
Stress testing scenarios
Simple stress tests (like parallel shifts in relevant curves) give us clear measures of risk control and a consistent starting point for setting limits. More complex, multi-factor and multi-time period stress tests can give us information about specific potential events. They can also test outcomes that we might not capture through parallel stresses or VaR-type measures because of data or model limitations. We can also use stress tests to estimate losses in extreme market events beyond the confidence level used in VaR models.
We can adapt our stress tests to reflect current concerns such as climate change risk, the Covid-19 pandemic and other macroeconomic events or changing market conditions quicker than we can with other risk measures, like VaR. We can include both individual business area stresses and Santander UK-wide scenarios. We can produce stress tests using either income or value measures. They cover one or more categories of exposures on an accruals basis or at fair value. We use expert judgement to define appropriate hypothetical stress tests and any adjusting assumptions based on the balance sheet, management actions and customer behaviour.
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
Risk mitigation (audited)
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
For more on this, see ‘Funding strategy‘ and ‘Term issuance’ in the ‘Liquidity risk’ section.
Risk monitoring and reporting (audited)
We monitor the non-traded market risks of the securities we hold for liquidity and investment purposes using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and ERCC each month. The VaR we report captures all key sources of volatility (including interest rate and spread risks) to fully reflect the potential volatility.

In 2021, we continued to make good progress in the IBOR transition as substantial parts of the process began to come to an end.

New reference rate products have been deployed to support the transition off IBOR rates and, in 2021, the majority of affected legacy contracts were transitioned from the LIBOR rates ceasing at the end of the year.

We continue to work with our customers to agree the transition of the relatively small number of agreements that remain to be transitioned at the end of 2021.

For more information, including the notional amounts of assets, liabilities and off-balance sheet commitments at 31 December 2021 and 31 December 2020 affected by IBOR reform that have yet to transition to an alternative benchmark interest rate, see Note 42 to the Consolidated Financial Statements.

Managing IBOR transition

Annual Report 2021	Santander UK Group Holdings plc 155

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our base case income and valuation would be affected by a 25 basis points (bps) and a 50 bps parallel shift (both up and down) applied instantaneously to the yield curve at 31 December 2021 and 31 December 2020 for the Santander UK plc group and SFS. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. From 2021, we have typically focused on a 25bps stress for non-traded market risk controls that reflects a more plausible yield curve stress in the current low rate environment. We continue to monitor sensitivities to other parallel and non-parallel shifts as well as scenarios. Sensitivities to a 50bps shift are also provided this year as a bridge to previous year's disclosures.

	Santander UK plc group
	2021				2020
	+25bps	-25bps	+50bps	-50bps	+25bps	-25bps	+50bps	-50bps
	£m	£m	£m	£m	£m	£m	£m	£m
NIM sensitivity (audited)	89	(94)	167	(205)	116	(23)	225	(15)
EVE sensitivity	89	(125)	148	(301)	190	(369)	367	(585)

	SFS
NIM sensitivity (audited)	4	(4)	8	(8)	3	(1)	6	(1)
EVE sensitivity	1	(2)	2	(5)	(2)	(3)	(4)	(7)
.
Basis risk
We report basis risk using the EaR approach.

	2021	2020
	£m	£m
Basis risk EaR	2	8

Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2021	£m	£m	£m	£m	£m	£m	£m
Assets	111,211	45,979	77,726	44,418	7,191	16,930	303,455
Liabilities	190,649	17,328	25,735	16,108	28,733	25,551	304,104
Off-balance sheet	27,369	(18,508)	(19,842)	3,447	8,183	—	649
Net gap	(52,069)	10,143	32,149	31,757	(13,359)	(8,621)	—

2020
Assets	121,812	47,975	71,729	37,114	7,944	16,513	303,087
Liabilities	191,178	22,836	21,013	16,322	27,385	25,551	304,285
Off-balance sheet	25,788	(11,081)	(17,322)	(1,794)	5,607	—	1,198
Net gap	(43,578)	14,058	33,394	18,998	(13,834)	(9,038)	—

Spread risk
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2021	2020
	£m	£m
VaR	4	7
Worst three month stressed loss	56	93

2021 compared to 2020
We regularly review our risk models and metrics including underlying modelling assumptions to ensure they continue to reflect the risks inherent in the prevailing rate environment and incorporate regulatory expectations. The adverse movement in Santander UK plc group NIM sensitivities in 2021 was largely driven by changes in modelling assumptions used for risk measurement purposes. These were partially offset by less margin compression risk following a steepening in the yield curve. These assumption changes also contributed to the movement in Santander UK plc group sensitivities in 2021 and this was offset to a larger extent by the higher curve and lower margin compression risk over the longer time horizon considered under the EVE metric.
The basis risk EaR decreased in 2021 due to reduced underlying net basis position, following the move to risk-free rates as part of our IBOR transition programme.

Annual Report 2021	Santander UK Group Holdings plc 156

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

TRADED MARKET RISK
OUR KEY TRADED MARKET RISKS (AUDITED)
Our traded market risks come from providing financial services to our customers. Our exposures are affected by market movements in interest rates, credit spreads, and foreign exchange rates. Traded market risk can reduce our net income.
We only have a very small amount of traded market risk in our principal ring fenced bank, Santander UK plc. This is from permitted products sold to permitted customers. We hedge risks from client trades. Our books are as close to back-to-back as possible. Market risk is hedged with Banco Santander SA or CCPs. This is required by Banking Reform legislation.
Our principal ring-fenced bank Santander UK plc has two trading desks. The Link Desk transacts derivatives with our corporate clients that are permitted under the ring-fencing regime. The Retail Structured Products desk (RSP) sells investments to retail investors, through our UK branches and other channels. The Link Desk is exposed to the credit quality of our clients. We adjust valuations for this with the Credit Valuation Adjustment (CVA), which feeds our valuations and hence income and expenses. The low market risk in our trading business means that CVA is the main driver of income movements, along with similar factors – Debt Valuation Adjustment (DVA) driven by our own credit, and Liquidity Valuation Adjustment (LVA) driven by the market price of liquidity. These valuation adjustments are collectively referred to as XVAs.
We calculate market risk capital using standard rules.
TRADED MARKET RISK MANAGEMENT
Risk appetite
Market risk is managed within our overall Risk Framework. Our market risk framework sets our high level arrangements and standards for managing and controlling traded market risk. Our Risk Appetite for traded market risk is low. We only need to report a qualitative measure to the Board.
Risk measurement
We have a range of ways of measuring traded market risk, including stress testing (explained in the Non-traded market risk management section above) and detailed sensitivity measures.
Stress testing
This is an essential part of our risk management. It helps us measure and evaluate the possible results of extreme, although plausible, events and market moves. We set limits on what we could lose in a stress event. This restricts how much risk we take.
Stress testing scenarios
We calculate the impact of 100 scenarios on our trading books every month. The scenarios we create may be inspired by past events, like the global financial crisis and the Covid-19 pandemic. They may include ways that unusual market conditions could happen. They include interest rates, equity prices and exchange rates. Most are reported against limits, and so could lead to our front office being asked to reduce risk. Our scenarios are not all calibrated to the same severity; some may be for a much longer holding period or a completely artificial and unrealistic scenario. We therefore do not limit all of them in the same way.
How we use stress testing
We use limits to manage how much we can lose in a crisis. This limits the risk we take. We make sure that plausible losses are below the Risk Appetite set by the Board. We report to senior management regularly at the Market & Structural Risk Control Forum.
Risk mitigation (audited)
We manage and control traded market risk within clear limits. There are specific levels that need escalation or action. This means we limit the impact of negative market movements. We keep the areas that create traded market risk separate from areas which control and oversee risk.
Risk monitoring and reporting (audited)
We maintain a complete set of written policies, procedures, and processes. These make sure we identify, assess, manage, and report traded market risk.
TRADED MARKET RISK REVIEW
2021 compared to 2020
In 2021, there were no significant changes to our traded market risk exposures in the Santander UK plc group. Our exposure to traded market risk is small, and arises from permitted transactions under the ring-fencing regime, offset by permitted market risk hedges.
The Internal VaR for exposure to traded market risk in 2021 was less than £1m (2020: less than £1m).

Annual Report 2021	Santander UK Group Holdings plc 157

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Liquidity risk

Overview
Liquidity risk is the risk that we do not have sufficient liquid financial resources available to meet our obligations when they fall due, or we can only secure such resources at excessive cost.
In this section, we describe our sources and uses of liquidity and how we manage liquidity risk. We also analyse our key liquidity metrics, including our LCRs and our eligible liquidity pools.
We then explain our funding strategy and structure and we analyse our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.

Key metrics
RFB DoLSub LCR of 166% (2020: 150%)
SFS LCR of 206% (2020: 165%)
Wholesale funding with maturity <1 year £10.2bn (2020: £21.1bn)
RFB DoLSub LCR eligible liquidity pool of £51.4bn (2020: £51.5bn)
SFS LCR eligible liquidity pool of £2.8bn (2020: £2.8bn)

OUR KEY LIQUIDITY RISKS (AUDITED)
Through our LRA framework, we manage our funding or structural contingent and market liquidity risks wherever they arise. This can be in retail and corporate deposit outflows, wholesale secured and unsecured liquidity outflows and off-balance sheet activities. Other risks our framework covers include funding concentrations, intra-day cash flows, intra-group commitments and support, franchise retention and cross currency risk.
Our main sources of liquidity
Customer deposits finance most of our customer lending. Although these funds are mostly callable, in practice they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.
We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates and investment funds. We access the wholesale funding markets through the issuance of capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 22 and 26 in the Consolidated Financial Statements.
We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. In addition, we have access to UK Government funding schemes. We comply with rules set by the PRA, other regulators, and Banco Santander standards. While we manage, consolidate and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from.
Our main uses of liquidity
Our main uses of liquidity are to fund our lending in Retail Banking, Consumer Finance and Corporate & Commercial Banking, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance. We also use liquidity to pay for business combinations.
LIQUIDITY RISK MANAGEMENT
Introduction
We manage liquidity risk on a consolidated basis in our CFO division, which is our centralised function for managing funding, liquidity and capital. We created our governance, oversight and control frameworks, and our LRA, on the same consolidated basis.
We monitor and manage liquidity risk for the Santander UK plc group and SFS separately. Under this model, and the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows the entities to collectively meet regulatory requirements for the purpose of managing liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.
We continue to transfer liquidity risks from the securities Santander UK Group Holdings plc issues, or the contracts it executes, into our subsidiaries largely through back-to-back transactions. We fund any mismatches, if needed, by ordinary share dividends from subsidiaries.
Risk appetite
Separate LRAs are in place for Santander UK plc group and SFS. These are appropriate to their individual business models and consistent with the strategy of Santander UK Group Holdings plc.
Our LRA statement is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed the rules of our regulators. In line with our liquidity management principles, we avoid an over-reliance on funding from a single product, customer or counterparty. We also maintain enough unencumbered customer assets to support current and future funding and collateral requirements and maintain enough capacity to monetise liquid assets and other counterbalancing capacity within an appropriate timeframe.
Our LRA is proposed to the Risk division and the Board, which is then approved under advice from the Board Risk Committee. Our LRA, in the context of our overall Risk Appetite, is reviewed and approved by the Board each year, or more often if needed.

Annual Report 2021	Santander UK Group Holdings plc 158

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk measurement
We use a number of metrics to manage liquidity risk. These include metrics that show the difference between cash and collateral inflows and outflows in different periods. They also include structural metrics, such as our level of encumbered assets.
Ongoing business management
Within our framework of prudent funding and liquidity management, we manage our activities to our liquidity risk appetite. We have clear responsibilities for short-term funding, medium-term funding, encumbrance, collateral and liquid asset management. This ensures we manage liquidity risks as part of our daily operations, strategy and planning.
Our liquidity management framework is split between short-term and strategic activities. Our short-term activities focus on intra-day collateral; management and maintaining liquid assets to cover unexpected demands on cash in a stress scenario, such as large and unexpected deposit withdrawals by customers and loss of wholesale funding. Our strategic activities focus on ensuring we are not over reliant on any one source for funding and that we avoid excessive concentrations in the maturity of our funding.
We regularly test the liquidity of our eligible liquidity pool, in line with PRA and Basel rules. We do this by realising some of the assets through repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool. As well as our eligible liquidity pool, we always hold a portfolio of unencumbered liquid assets. Our LRA and PRA requirements determine the size and composition of this portfolio. These assets give us a source of contingent liquidity, as we can realise some of them in a time of stress to create liquidity through repurchase or outright sale to the market.
Stress testing
We have a liquidity stress testing framework in place which is central to our LRA measurement and monitoring. It includes three severe but plausible stress test scenarios. To fit with our risk appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and management actions sanctioned at the right level of governance. A funding plan disruption stress scenario also forms part of our LRA monitoring.
Our Risk division runs a range of stress tests. Our LRA stress test is a combination of three tests that cover idiosyncratic, market-wide and combined scenarios.
Our other tests consider scenarios such as a global economic slowdown that results in reduced confidence in the banking industry, a slowdown in one of the major economies or a deterioration in the availability of liquidity. These are considered on both an acute and protracted basis. We also run severe combined stress tests which look at both a deep and prolonged UK recession that results in a reduction in wholesale funding availability and a simultaneous idiosyncratic shock that would lead to retail and commercial outflows. We run a Covid-19 pandemic stress, in which no UK government support is assumed and like the combined stress includes a reduction in wholesale funding and retail and corporate outflows.
We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.
We monitor our LCR to ensure we continue to meet the requirements. We also monitor the Net Stable Funding Ratio (NSFR), which was implemented on 1 January 2022. We exceed the requirements for both LCR and NSFR.
Risk mitigation (audited)
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
Recovery & Resolution framework
The CFO is the accountable SMF for recovery and resolution and the related work is managed by the CFO division. They are overseen by the Board Audit Committee and the Board.
We review and refresh our recovery plan each year. It sets out the risks, the indicators we use to monitor these risks, and the actions that are available to mitigate a capital, liquidity or combined stress event. We are confident that we have sufficient credible and executable options to respond to a wide variety of stresses, be they market-wide or idiosyncratic, in a timely and effective manner. Recovery indicators are both qualitative and quantitative and are embedded into risk frameworks. We monitor recovery capacity, headroom to recovery triggers and recovery indicators regularly. If necessary, we would invoke recovery early to mitigate the effects of a stress and restore our financial position and balance sheet strength.
Santander UK’s first self-assessment of its resolvability was submitted to the PRA in October 2021. More details will be set out in the public disclosure due in June 2022.
Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the Board Risk Committee.

Annual Report 2021	Santander UK Group Holdings plc 159

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR and LRA at 31 December 2021 and 31 December 2020. We also show the SFS LCR and LRA separately, as we monitor and manage liquidity risk for SFS separately. The LRA data reflect the stress testing methodology in place at that time.

	RFB DoLSub LCR(1)		RFB LRA(2)
	2021	2020	2021	2020
	£bn	£bn	£bn	£bn
Eligible liquidity pool (liquidity value)(3)	51.3	51.2	52.5	47.2
Net stress outflows	(30.9)	(34.1)	(30.4)	(34.4)
Surplus	20.4	17.1	22.1	12.8
Eligible liquidity pool as a percentage of anticipated net cash flows	166%	150%	173%	137%

	SFS LCR		SFS LRA
Eligible liquidity pool (liquidity value)	2.8	2.8	2.8	2.8
Net stress outflows	(1.4)	(1.7)	(1.5)	(1.7)
Surplus	1.4	1.1	1.3	1.1
Eligible liquidity pool as a percentage of anticipated net cash flows	206%	165%	184%	168%
(1)The RFB LCR was 168% (2020:152%).
(2)The LRA is calculated for the Santander UK plc group (the RFB Group) and is a three-month Santander UK specific requirement.
(3)The liquidity value is calculated as applying an applicable haircut to the carrying value.

LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2021 and 31 December 2020. It also shows the weighted average carrying value in the year. We also show SFS at 31 December 2021 and 31 December 2020, as we monitor and manage liquidity risk for SFS separately.

								RFB DoLSub
	Carrying value						Weighted average carrying value in the year
	2021			2020			2021	2020
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	45.9	—	45.9	39.4	—	39.4	40.6	26.8
Government bonds	4.2	—	4.2	8.9	0.1	9.0	7.0	15.5
Supranational bonds and multilateral development banks	0.2	—	0.2	1.5	—	1.5	0.3	2.9
Covered bonds	0.8	—	0.8	1.0	—	1.0	1.1	1.2
Asset-backed securities	—	0.3	0.3	—	0.6	0.6	0.4	0.6
Equities	—	—	—	—	—	—	—	—
	51.1	0.3	51.4	50.8	0.7	51.5	49.4	47.0

								SFS
Cash and balances at central banks	2.3	—	2.3	2.3	—	2.3	2.0	4.7
Government bonds	0.5	—	0.5	0.5	—	0.5	0.5	0.5
	2.8	—	2.8	2.8	—	2.8	2.5	5.2

Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2021 and 31 December 2020. The composition of the pool is consistent with the currency profile of our net liquidity outflows.

					RFB DoLSub
	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2021	0.8	0.4	50.2	—	51.4
2020	2.0	1.2	48.1	0.2	51.5

As we monitor and manage liquidity risk for SFS separately, their carrying values were in Sterling only at £2.8bn (2020: £2.8bn).

2021 compared to 2020
The RFB DoLSub LCR of 166% increased from 150% and remains significantly above regulatory requirements. We also monitor the Net Stable Funding Ratio (NSFR), which has been implemented on 1 January 2022 and we exceed the requirements. At 31 December 2021, the RFB DolSub NSFR was 136% and SFS NSFR was 137%.
We remain in a strong liquidity position and the impacts of the Covid-19 pandemic did not trigger a liquidity stress.
We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from its business and strategy.

Annual Report 2021	Santander UK Group Holdings plc 160

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

FUNDING RISK MANAGEMENT
Funding strategy
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.
Most of our funding comes from customer deposits. We source the rest from a mix of secured and unsecured funding in the wholesale markets. Overall, this means that we do not rely too heavily on wholesale funds. We manage funding requirements by targeting a specific Liquidity Coverage Ratio, we ensure maturities are prefunded and capital/Minimum Requirements for Eligible Liabilities (MREl) requirements are prioritised. We also have checks and controls to limit our asset encumbrance from our secured funding operations.
As part of maintaining a diverse funding base, we raise funding in a number of currencies, including EUR and USD, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.
Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. Over 85% of our total core retail customer liabilities are covered by the Financial Services Compensation Scheme (the FSCS).
Behavioural maturities
The contractual maturity of our balance sheet assets and liabilities highlights the maturity transformation that underpins the role of banks to lend long term, but to fund themselves mainly with shorter-term liabilities, like customer deposits. We do this by diversifying our funding operations across a wide customer base, both in numbers and by type of depositor. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. We model behaviour profiles using our experience of customer behaviour. We use this data to determine the funds transfer pricing interest rates at which we reward and charge our business units for sources and uses of funds. We apply this rate until a customer changes to a different product or service offered by us or by one of our competitors.
We continue to maintain the quality of our retail, commercial and wholesale deposits. We aim to deepen our customer relationships across all customer segments. We do this to lengthen the contractual and behavioural profile of our liability base.
Deposit funding
We mainly fund our Retail Banking, Consumer Finance and Corporate & Commercial Banking activities by customer deposits. We fund the rest through wholesale markets.
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
Santander UK plc is our main operating company issuer of senior unsecured debt, structured notes, short-term funding and covered bonds.
Santander UK Group Holdings plc is the issuer of capital and MREL/Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt. Under CRR II, G-SIBs have been subject to the MREL standard. As part of this, UK resolution entities that are G-SIBs or are part of a G-SIB, including Santander UK Group Holdings plc, are required to meet the MREL minimum requirements, implemented through the Bank of England Statement of Policy on MREL in the UK. From 1 January 2020, the MREL requirement is the higher of (i) two times the Pillar 1 capital requirements and one times their Pillar 2A add-ons; (ii) 6% of CRR leverage exposures or (iii) two times the minimum leverage ratio requirement. The MREL requirements has been fully implemented from 1 January 2022 and G-SIBs is required to meet the higher of (i) two times the sum of Pillar 1 capital requirements and their Pillar 2A add-ons; (ii) 6.75% of CRR leverage exposures or (iii) two times the minimum leverage ratio requirement.
Our main operating company Santander UK plc is subject to internal MREL as it meets the requirements of a material subsidiary of our ultimate parent Banco Santander SA.
We also access the wholesale markets through securitisations of certain assets of our operating subsidiaries. In addition, we have access to UK Government funding schemes. Eligible collateral for these schemes includes all collateral that is eligible in the Bank of England’s Discount Window Facility. We ensure that enough collateral is placed and available at the Discount Window.

Issuance model and resolution
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
Santander UK is a single point of entry resolution group. This means that resolution would work downwards from the group’s holding company i.e. Santander UK Group Holdings plc. Losses in subsidiaries would first be transferred up to Santander UK Group Holdings plc. If the holding company is bankrupt as a result, the group is deemed to be failing or likely to fail, it will be put into resolution. The ‘bail in’ tool is applied to the holding company, with the equity being written off and bonds written off or converted into equity as needed to recapitalise the group. Those bondholders would become the new owners, and the group would stay together.
Santander UK Group Holdings plc is the immediate holding company of Santander UK plc but does not guarantee its debts or other obligations. This structure is a Bank of England recommended configuration which aims to ensure the activities of the operating company are not disrupted as the Santander UK group goes through resolution, thereby maintaining continuity of services for customers.

Annual Report 2021	Santander UK Group Holdings plc 161

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.

2021 compared to 2020
–Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings.
–In 2021, we utilised central bank liquidity schemes to provide core funding to Santander UK plc. Wholesale markets were open and utilised by our peers but our large capacity and relative cost of the TFSME meant this was the cornerstone of 2021 funding for Santander. We have spoken to over 220 investors across all asset classes since the start of the Covid-19 pandemic, ensuring we retain relationships and can easily resume wholesale funding as required going forward.
–We drew further on TFSME in Q421, with £31.9bn outstanding at year end. We repaid all TFS outstanding. We issued £2.8bn of MREL eligible senior unsecured securities. Wholesale funding costs improved in 2021 with buy backs and maturities being refinanced at lower cost.
–Our structural hedge position remained broadly stable at c£103bn, with an average duration of c2.6 years.
–Maturities in 2021 were £19.2bn (2020: £16.5bn). At 31 December 2021, 85% (2020: 68%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 47 months (2020: 38 months).
–Our level of encumbrance from external and internal issuance of securitisations and covered bonds fell in 2021.

Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2021 and 31 December 2020.

		Balance sheet line item
	Funding analysis	Deposits by banks(3)	Deposits by customers(1)	Repurchase agreements - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments and non- controlling interests(2)
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	0.2	0.2	—	—	—	—	—	—
Certificates of deposit and commercial paper	5.1	—	—	—	—	5.1	—	—
Senior unsecured – public benchmark	12.4	—	—	—	—	12.4	—	—
–privately placed	0.6	—	—	—	0.5	0.1	—	—
Covered bonds	12.5	—	—	—	—	12.5	—	—
Securitisation and structured issuance	0.7	—	—	—	—	0.7	—	—
Term Funding Scheme	—	—	—	—	—	—	—	—
TFSME	31.9	31.9	—	—	—	—	—	—
Subordinated liabilities and equity	4.4	—	—	—	—	—	2.0	2.4
Total wholesale funding	67.8	32.1	—	—	0.5	30.8	2.0	2.4
Repos	11.7	—	—	11.7	—	—	—	—
Foreign exchange and hedge accounting	1.0	—	—	—	—	0.8	0.2	—
Other	2.1	1.8	—	—	0.3	—	—	—
Balance sheet total	82.6	33.9	—	11.7	0.8	31.6	2.2	2.4

2020
Deposits by banks	—	—	—	—	—	—	—	—
Certificates of deposit and commercial paper	5.7	—	—	—	—	5.7	—	—
Senior unsecured – public benchmark	15.5	—	—	—	—	15.5	—	—
–privately placed	1.1	—	—	—	0.9	0.2	—	—
Covered bonds	17.9	—	—	—	—	17.9	—	—
Securitisation and structured issuance	2.8	—	—	—	0.5	2.3	—	—
Term Funding Scheme	6.3	6.3	—	—	—	—	—	—
TFSME	11.7	11.7	—	—	—	—	—	—
Subordinated liabilities and equity	4.7	—	—	—	—	—	2.2	2.5
Total wholesale funding	65.7	18.0	—	—	1.4	41.6	2.2	2.5
Repos	15.8	—	—	15.8	—	—	—	—
Foreign exchange and hedge accounting	2.5	—	—	—	—	2.1	0.4	—
Other	3.0	3.0	—	—	—	—	—	—
Balance sheet total	87.0	21.0	—	15.8	1.4	43.7	2.6	2.5
(1)This is included in our balance sheet total of £192,914m (2020: £193,088m).
(2)Consists of £nil (2020: £nil) fixed/floating rate non-cumulative callable preference shares, £235m (2020: £235m) Step-up Callable Perpetual Reserve Capital Instruments and £2,191m (2020: £2,241m) Perpetual Capital Securities (net of issuance costs). See Notes 33 and 34 to the Consolidated Financial Statements.
(3)Other consists of items in the course of transmission and other deposits, excluding the TFS. See Note 24 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 162

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	0.8	—	0.4	—	—	1.2	3.0	4.1	1.8	10.1
–privately placed	—	—	—	—	—	—	—	—	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	0.8	—	—	0.8	—	1.9	0.3	3.0
	0.8	—	1.2	—	—	2.0	3.0	6.0	2.2	13.2
Santander UK plc
Deposits by banks	0.2	—	—	—	—	0.2	—	—	—	0.2
Certificates of deposit and commercial paper	1.3	3.0	0.7	0.1	—	5.1	—	—	—	5.1
Senior unsecured – public benchmark	0.6	—	—	—	—	0.6	0.3	1.1	0.3	2.3
–privately placed	—	—	—	—	—	—	—	0.3	0.2	0.5
Covered bonds	—	—	0.8	—	0.9	1.7	1.9	5.6	3.3	12.5
Securitisation & structured issuance(2)	0.2	—	0.1	0.1	—	0.4	0.2	0.1	—	0.7
Term Funding Scheme (TFS)	—	—	—	—	—	—	—	—	—	—
TFSME	—	—	—	—	—	—	—	28.0	3.9	31.9
Subordinated liabilities	—	0.2	—	—	—	0.2	0.5	—	0.7	1.4
	2.3	3.2	1.6	0.2	0.9	8.2	2.9	35.1	8.4	54.6
Other group entities
Securitisation & structured issuance(3)	—	—	—	—	—	—	—	—	—	—

Total at 31 December 2021	3.1	3.2	2.8	0.2	0.9	10.2	5.9	41.1	10.6	67.8
Of which:
–Secured	0.2	—	0.9	0.1	0.9	2.1	2.1	33.7	7.2	45.1
–Unsecured	2.9	3.2	1.9	0.1	—	8.1	3.8	7.4	3.4	22.7
	3.1	3.2	2.8	0.2	0.9	10.2	5.9	41.1	10.6	67.8

2020
Total at 31 December 2020	2.2	5.6	8.0	4.1	1.2	21.1	7.9	28.3	8.4	65.7
Of which:
–Secured	0.4	1.6	5.2	3.0	0.2	10.4	5.3	18.6	4.4	38.7
–Unsecured	1.8	4.0	2.8	1.1	1.0	10.7	2.6	9.7	4.0	27.0
(1)95% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Annual Report 2021	Santander UK Group Holdings plc 163

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2021 and 31 December 2020.

	2021				2020
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Santander UK Group Holdings plc
Senior unsecured – public benchmark	10	59	31	—	11	61	28	—
–privately placed	—	—	—	100	—	—	—	100
Subordinated liabilities and equity (incl. AT1)	75	25	—	—	75	25	—	—
	24	51	24	1	27	51	21	1
Santander UK plc
Deposits by banks	32	68	—	—	—	—	—	—
Certificates of deposit and commercial paper	45	53	2	—	51	44	4	1
Senior unsecured – public benchmark	14	46	40	—	10	73	17	—
–privately placed	92	—	6	2	41	37	10	12
Covered bonds	44	8	48	—	48	5	46	1
Securitisation & structured issuance	74	26	—	—	77	23	—	—
Term Funding Scheme	—	—	—	—	100	—	—	—
TFSME	100	—	—	—	100	—	—	—
Subordinated liabilities	57	43	—	—	63	37	—	—
	77	10	13	—	63	18	19	—
Other group entities
Securitisation & structured issuance	—	—	—	—	100	—	—	—

Total	67	18	15	—	57	24	19	—

Term issuance (audited)
In 2021, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total 2021	Total 2020
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	—	2.2	0.6	—	2.8	1.4
Subordinated debt and equity (inc. AT1)	0.5	—	—	—	0.5	—
	0.5	2.2	0.6	—	3.3	1.4
Santander UK plc
Securitisations and other secured funding	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	3.0
Senior unsecured – public benchmark	—	—	—	—	—	1.0
–privately placed	0.1	—	—	—	0.1	—
TFSME	20.2	—	—	—	20.2	11.7
	20.3	—	—	—	20.3	15.7
Other group entities
Securitisations	—	—	—	—	—	—
Total gross issuances	20.8	2.2	0.6	—	23.6	17.1

Annual Report 2021	Santander UK Group Holdings plc 164

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Encumbrance
We have encumbered an asset if we have pledged or transferred it as collateral against an existing liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce future funding needs. Being able to pledge or transfer assets as collateral is an integral part of a financial institution’s operations. The main ways we encumber assets are that we:
–Enter into securitisation, covered bonds, and repurchase agreements (including central bank programmes) to access medium and long-term funding
–Enter into short-term funding transactions. These include repurchase agreements and stock borrowing transactions as part of our operational liquidity management
–Pledge collateral as part of participating in payment and settlement systems
–Post collateral as part of derivatives activity.
We monitor our mix of secured and unsecured funding sources in our funding plan. We aim to use our available collateral efficiently to raise secured funding and to meet our other collateralised obligations.
Our biggest source of encumbrance is where we use our mortgage portfolio to raise funds through Bank of England facilities, securitisation, covered bonds or other structured borrowing. We control our levels of encumbrance from these by setting a minimum level of unencumbered assets that must be available after we factor in our future funding plans, whether we can use our assets for our future collateral needs, the impact of a possible stress and our current level of encumbrance.
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
All other loans and advances are classified as not readily available for encumbrance, however, they may still be suitable for use in secured funding structures.

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
For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 14 and 26 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 165

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

On-balance sheet encumbered and unencumbered assets (audited)

	Encumbered with counterparties other than central banks						Unencumbered assets not pre-positioned with central banks
	Covered bonds	Securitis- ations	Other	Total	Assets positioned at central banks(3)	Readily available	Other available assets	Cannot be encumbered	Total	Total assets
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	—	—	1,580	1,580	935	47,979	—	—	48,914	50,494
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—	—	—	1,720	1,720	1,720
–Other financial assets at FVTPL	—	—	—	—	—	—	—	676	676	676
Financial assets at amortised cost:
–Loans and advances to customers	15,713	3,720	84	19,517	80,623	74,890	18,893	19,602	194,008	213,525
–Loans and advances to banks	—	—	478	478	—	—	—	942	942	1,420
–Repurchase agreements – non trading	—	—	—	—	—	—	—	12,683	12,683	12,683
–Other financial assets at amortised cost	—	—	—	—	—	506	—	—	506	506
Financial assets at FVOCI	—	—	4,434	4,434	—	1,417	—	—	1,417	5,851
Interests in other entities	—	—	—	—	—	—	—	201	201	201
Intangible assets	—	—	—	—	—	—	—	1,545	1,545	1,545
Property, plant and equipment	—	—	—	—	—	—	1,555	—	1,555	1,555
Current tax assets	—	—	—	—	—	—	—	351	351	351
Retirement benefit assets	—	—	—	—	—	—	—	1,573	1,573	1,573
Other assets	—	—	—	—	—	—	—	1,576	1,576	1,576
Total assets	15,713	3,720	6,576	26,009	81,558	124,792	20,448	40,869	267,667	293,676

2020
Cash and balances at central banks(1)(2)	—	—	985	985	871	41,681	—	—	42,552	43,537
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—	—	—	3,451	3,451	3,451
–Other financial assets at FVTPL	—	—	—	—	—	—	—	834	834	834
Financial assets at amortised cost:
–Loans and advances to customers	23,669	7,469	149	31,287	61,292	77,833	19,801	21,965	180,891	212,178
–Loans and advances to banks	—	—	804	804	—	—	—	1,200	1,200	2,004
–Repurchase agreements – non trading	—	—	—	—	—	—	—	19,599	19,599	19,599
–Other financial assets at amortised cost	—	—	648	648	—	515	—	—	515	1,163
Financial assets at FVOCI	—	—	5,677	5,677	—	3,273	—	—	3,273	8,950
Interests in other entities	—	—	—	—	—	—	—	172	172	172
Intangible assets	—	—	—	—	—	—	—	1,649	1,649	1,649
Property, plant and equipment	—	—	—	—	—	—	1,740	—	1,740	1,740
Current tax assets	—	—	—	—	—	—	—	271	271	271
Retirement benefit assets	—	—	—	—	—	—	—	496	496	496
Other assets	—	—	—	—	—	—	—	3,020	3,020	3,020
Total assets	23,669	7,469	8,263	39,401	62,163	123,302	21,541	52,657	259,663	299,064
(1)Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)Comprises pre-positioned assets and encumbered assets.

Annual Report 2021	Santander UK Group Holdings plc 166

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements and market expectations.
In this section, we set out how we are regulated. We also give details of the results of the Bank of England’s 2019 stress testing exercise. We explain how we manage capital on a standalone basis as a subsidiary in the Banco Santander group. We then analyse our capital resources and key capital ratios including our leverage and RWAs.
Key metrics CET1 capital ratio of 15.9% (2020: 15.2%) Total qualifying regulatory capital of £14.7bn (2020: £15.4bn) UK leverage ratio of 5.2% (2020: 5.1%)

THE SCOPE OF OUR CAPITAL ADEQUACY
Regulatory supervision
For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as part of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco Santander group, we do not have a guarantee from our immediate and ultimate parent Banco Santander SA and we operate as a standalone subsidiary. As we are part of the UK sub-group that is regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments. Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes. Santander UK plc is the head of the ring-fenced bank sub-group and is subject to regulatory capital and leverage rules in relation to that sub-group.
Our basis of consolidation for our capital disclosures is substantially the same as for our Consolidated Financial Statements.
CAPITAL RISK MANAGEMENT
The Board is responsible for capital management strategy and policy and ensuring that we monitor and control our capital resources within regulatory and internal limits. We manage our funding and maintain capital adequacy on a standalone basis. We operate within the capital risk framework and appetite approved by our Board. This reflects the business environment we operate in, our strategy for each material risk and the potential impact of any adverse scenarios or stresses on our capital position.
Management of capital requirements (audited)
Our capital risk appetite aims to maintain capital levels appropriate to the level of stress applied, and the expected regulatory response. In:
–An adverse economic stress, which we might expect to occur once in 20 years, the firm should remain profitable and exceed all regulatory capital minimums at all times.
–A very severe economic stress, which we might expect to occur once in 100 years, and which has been designed to test any specific weaknesses of a firm’s business model, the firm should meet all regulatory capital minimums at all times. This is subject to the use of regulatory buffers designed to absorb losses in such a stress.
Management of capital resources (audited)
We use a mix of regulatory and EC ratios and limits, internal buffers and restrictions to manage our capital resources. We also take account of the costs of differing capital instruments and capital management techniques. We also use these to shape the best structure for our capital needs. We decide how to allocate our capital resources as part of our strategic planning process. We base this in part on the relative returns on capital using both EC and regulatory capital measures. We plan for severe stresses and we set out what action we would take if an extremely severe stress threatened our viability and solvency. This could include not paying dividends, selling assets, reducing our business and issuing more capital.
Risk measurement
We apply Banco Santander’s approach to capital measurement and risk management for CRD IV. Santander UK Group Holdings plc is classified as a significant subsidiary of Banco Santander SA. For more on the CRD IV risk measurement of our exposures, see Banco Santander’s Pillar 3 report.
Key metrics
The main metrics we use to measure capital risk are CET1 capital ratio, total capital ratio and UK leverage ratio.We continue to be in excess of overall capital requirements, minimum leverage requirements and minimum requirements for own funds and eligible liabilities (MREL).
Stress testing
Each year we create a capital plan, as part of our ICAAP. We share our ICAAP with the PRA. The PRA then tells us how much capital (Pillar 2A), and of what quality, it thinks we should hold on top of our Pillar 1 requirements and buffer levels. We also develop a series of economic scenarios to stress test our capital needs and confirm that we have enough regulatory capital to meet our projected and stressed capital needs and to meet our obligations as they fall due. We augment our regulatory minimum capital with internal buffers. We hold buffers to ensure we have enough time to take action against unexpected movements.

Annual Report 2021	Santander UK Group Holdings plc 167

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk mitigation
We have designed our capital risk framework, policies and procedures to ensure that we operate within our Risk Appetite. We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, and UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries except for distributions between Santander UK entities in the ring-fenced bank sub-group and Santander UK entities that are not members of the ring-fenced bank sub-group, where the PRA is required to assess the impact of proposed distribution prior to payment. For details on our Recovery framework in the event of a capital stress, see the risk mitigation section in the ‘Liquidity risk’ section.
At 31 December 2021, Santander UK plc (RFB), Cater Allen Limited and certain other non-regulated subsidiaries within the RFB were party to the RFB Sub-Group Capital Support Deed dated 13 November 2018. These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook. Exposures of each of the regulated entities to other members of the core UK group were exempt from large exposure limits that would otherwise apply and intra-group exposures risk-weighted at 0% on a solo as well as consolidated basis. The purpose of the 2018 Deed was to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the RFB Sub-Group in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements.
A new RFB Sub-Group Capital Support Deed was entered into on 17 December 2021 and effective from 1 January 2022. This reflected the latest version of associated regulation and addition of two RFB subsidiaries including Santander ISA Managers Limited, an entity regulated by the FCA. The parties to the 2021 Deed were granted a new permission by the PRA to operate the RFB core UK group from 1 January 2022 to 31 December 2024, following expiry of the previous permission on 31 December 2021. Where applicable this also provides for intra-group exposures to be excluded from leverage exposure on a solo as well as consolidated basis.
At 31 December 2021, Santander UK Group Holdings plc and Santander Financial Services plc, the regulated entities, and Santander Equity Investments Limited were party to the Non-RFB Sub-Group Capital Support Deed dated 13 November 2018. These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook. Exposures of each of the regulated entities to other members of the core UK group were exempt from large exposure limits that would otherwise apply and intra-group exposures risk-weighted at 0% on a solo as well as consolidated basis. The purpose of the 2018 Deed was to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the Non-RFB Sub-Group in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements. Santander UK Group Holdings plc became a PRA-regulated firm from 12 December 2021.
A new Non-RFB Sub-Group Capital Support Deed was entered into on 17 December 2021 and effective from 1 January 2022, reflecting the latest version of associated regulation. The parties to the Non-RFB Sub-Group Capital Support Deed 2021 remained unchanged with the PRA granting permission for a renewal of the Non-RFB core UK group from 1 January 2022 to 31 December 2024, following expiry of the previous permission on 31 December 2021.
Risk monitoring and reporting
We monitor and report regularly against our capital plan. We do this to identify any change in our business performance that might affect our capital. Each month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.
CAPITAL RISK REVIEW

Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical Capital Buffer (CCyB), and the Other Systemically Important Institutions Buffer (O-SII) at the level of the RFB Group.

Impact of IFRS 9 on regulatory capital
Our ECL methodology takes account of forward-looking data and covers a range of possible economic outcomes, and consequently provision movements may result in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of IRB model regulatory expected losses over provisions for exposures using the IRB approach. For such exposures (which include residential mortgages) the adverse impact on CET1 capital of provision increases from reserve movements is offset by the related reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Furthermore, the UK CRR transitional rules for the capital impact of IFRS 9 mean that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 are partly reduced until the end of 2024.
We reflect projections of ECL provisions in our capital position forecasting under base case and stress scenarios for ICAAP and capital management purposes. We also consider the dynamics of ECL in how we assess, monitor and manage capital risk. A period of economic instability, such as that seen in early 2020 due to the impacts of the Covid-19 pandemic, could significantly impact our results and our financial assets. It could also impact the amount of capital we have to hold. We take into account the volatility of ECL in our capital planning strategy.
Bank of England stress testing
The results of the latest round of Bank of England stress tests were released in December 2021. As a result of the exercise, the Bank of England did not require Santander UK to undertake any actions. Before management actions and on a non-transitional IFRS 9 basis, with a low-point CET1 capital ratio of 11.2% we were well above the reference rate of 8.2%. Additionally, with a low-point UK leverage ratio of 4.1%, we were above the reference rate of 3.5%. The Bank of England’s reference rates comprise the sum of minimum capital requirements (4.5% of RWA plus Pillar 2A for the CET1 ratio, and 3.25% of Leverage Exposure for the UK Leverage Ratio), applicable systemic buffers, and an adjustment to offset the pro-cyclical impacts of IFRS 9.

Annual Report 2021	Santander UK Group Holdings plc 168

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Headroom of our CET1 capital ratio to our current MDA trigger level at 31 December 2021
At 31 December 2021, the headroom of our CET1 capital ratio of 15.9% to our 7% AT1 permanent write down (PWD) securities trigger was 8.9% of total RWAs or £6.1bn (2020: 8.2% of total RWAs or £6.0bn).
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 31 December 2021 was:

Current MDA
%
Pillar 1	4.5
Pillar 2A(1)	3.0
Capital conservation buffer	2.5
Current MDA trigger	10.0
Headroom to current MDA	5.9
Total CET1 capital ratio	15.9

(1) Santander UK's Pillar 2 requirement was 5.3% at 31 December 2021, Pillar 2A guidance is a point in time assessment.

MREL recapitalisation
To date, we have issued £10.2bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains at 5.3% and is calculated using RWA, leverage exposures and exchange rates at 31 December 2021. Based on this set of assumptions, our MREL requirements are driven by RWA. Santander UK’s indicative MREL requirements including combined buffer requirements is currently circa £20bn from 1 January 2022.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months, plus a buffer for foreign exchange movements.

Key capital ratios

	Santander UK Group Holdings plc		Santander UK plc
	2021	2020	2021	2020
	%	%	%	%
CET1 capital ratio	15.9	15.2	16.1	15.4
AT1	3.2	3.1	2.9	2.7
Grandfathered Tier 1	0.2	0.3	0.2	0.4
Tier 2	2.3	2.5	2.7	2.7
Total capital ratio	21.6	21.1	21.9	21.2
The total subordination available to Santander UK plc bondholders was 21.9% (2020:21.2%) of RWAs.
Return on assets - profit after tax divided by average total assets was 0.48% (2020: 0.15%).
2021 compared to 2020
CET1 capital ratio increased 70bps to 15.9%, 590bps above the MDA threshold, largely due to lower RWAs and retained profit.
CET1 capital ratio includes a benefit of circa 20bps and UK leverage ratio circa 5bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statement PS17/21 on the implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.
Total capital ratio increased by 50bps to 21.6%, with lower RWA and retained profits offsetting the reduction in capital securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.

Annual Report 2021	Santander UK Group Holdings plc 169

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Regulatory capital resources (audited)
This table shows our qualifying regulatory capital:

	2021	2020
	£m	£m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,754	6,030
– Accumulated other reserves and non-controlling interests	138	679
CET1 capital before regulatory adjustments	13,952	13,769
CET1 regulatory adjustments:
– Additional value adjustments	(25)	(21)
– Goodwill (net of tax)	(1,130)	(1,150)
– Other intangibles	(195)	(199)
– Fair value reserves related to gains or losses on cash flow hedges	(110)	(486)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(585)	(368)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	—	(6)
– Deferred tax assets that rely on future profitability excluding timing differences	(2)	(9)
– Defined benefit pension fund assets	(1,061)	(364)
– Dividend accrual	(17)	(18)
– IFRS 9 Transitional Adjustment	21	73
– Deductions for non-controlling interests	—	(162)
CET1 capital	10,848	11,059
AT1 capital instruments:
– Capital instruments	2,191	2,241
– Amount of qualifying items subject to phase out from AT1	163	324
– Regulatory deductions for instruments issued by subsidiary undertakings	(48)	(93)
AT1 capital	2,306	2,472
Tier 1 capital	13,154	13,531
Tier 2 capital instruments:
– Capital instruments	2,263	2,076
– Amount of qualifying items subject to phase out from Tier 2	35	352
– Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(725)	(571)
Tier 2 capital	1,573	1,857
Total regulatory capital	14,727	15,388

2021 compared to 2020
We remain strongly capitalised and the impacts of the Covid-19 pandemic did not trigger a capital stress.
We paid £1,346m interim ordinary share dividends related to 2021 profit and an assessment of capital surpluses (2020: £103m). Dividends were paid in line with our dividend policy following review and approval by the Santander UK Board.

Movements in regulatory capital:

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2021	11,059	2,472	1,857	15,388
–Retained earnings	724	—	—	724
–Other reserves and non-controlling interests	(541)	—	—	(541)
–Additional value adjustments	(4)	—	—	(4)
–Goodwill (net of tax)	20	—	—	20
–Other intangibles	4	—	—	4
–Fair value reserves related to gains and losses on cash flow hedges	376	—	—	376
–Negative amounts resulting from the calculation of regulatory expected loss amounts	(217)	—	—	(217)
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	6	—	—	6
–Deferred tax assets that rely on future profitability excluding timing differences	7	—	—	7
–Defined benefit pension fund assets	(697)	—	—	(697)
–Dividend accrual	1	—	—	1
–Deductions for non-controlling interests	162	—	—	162
–Capital instruments	—	(50)	187	137
–IFRS 9 Transitional Adjustment	(52)	—	—	(52)
–Amount of qualifying items subject to phase out from AT1	—	(161)	—	(161)
–Amount of qualifying items subject to phase out from Tier 2	—	—	(317)	(317)
- Deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation	—	45	(154)	(109)
At 31 December 2021	10,848	2,306	1,573	14,727

Annual Report 2021	Santander UK Group Holdings plc 170

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

In line with the position of the Basel Committee views following the outbreak of the Covid-19 pandemic, the UK has now adopted revised IFRS 9 transitional adjustment rules which apply a higher level of transitional relief to capital following rises in IFRS 9 provisions.
The original transitional adjustments consisted of a Static component, which was impacted on 1 January 2018 and a Dynamic component with changes in provisions for non-impaired assets made after 1 January 2018. A transitional factor was applied to the Dynamic component to determine the level of offset that was available over time (95% in 2018, 85% in 2019, 70% in 2020, 50% in 2021 and 25% in 2022).
The revisions to the transitional adjustment are part of the ‘Quick fix' CRR amendments which have been in force from 27 June 2020. They have involved dividing the original Dynamic component into two parts – creating an ‘old’ component for provision changes from 1 January 2018 to 1 January 2020, and then a new Dynamic component for provision changes from 1 January 2020 and applying a revised higher transitional factor to this latter component, with an extended transitional period.

CET1, AT1 and Tier 2 regulatory adjustments
These are adjustments required by CRD IV.
AT1 capital
These are preference shares and innovative/hybrid Tier 1 securities. None of the instruments we issued before 1 January 2014 fully meet the CRD IV AT1 capital rules, which apply from that date. The instruments contribution to Tier 1 capital has been phased out by CRD IV rules as at the end of 2021. The £750m Fixed Rate Reset Perpetual AT1 Capital Securities (net of issuance costs), the £800m Perpetual Capital Securities and the £500m Perpetual Capital Securities we issued since then fully meet the CRD IV AT1 capital rules.
Tier 2 capital
These are fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital has been phased out under CRD IV as at the end of 2021.

Risk-weighted assets
The tables below are consistent with our regulatory filings for 31 December 2021 and 31 December 2020.

	2021	2020
RWAs by risk	£bn	£bn
Credit risk	60.2	64.8
Counterparty risk	1.0	1.1
Market risk	0.2	0.2
Operational risk	6.7	6.8
	68.1	72.9

	2021	2020
RWAs by segment	£bn	£bn
Retail Banking	42.9	41.0
– Homes	34.2	32.4
– Everyday Banking	8.7	8.6
Consumer Finance	6.4	8.5
Corporate & Commercial Banking	12.9	13.3
Corporate & Investment Banking	—	3.8
Corporate Centre	5.9	6.3
	68.1	72.9

Movements in RWAs by risk:

	Credit/counterparty risk	Market risk	Operational risk	Total
	£bn	£bn	£bn	£bn
At 1 January 2021	65.9	0.2	6.8	72.9
Asset size	0.7	—	—	0.7
Asset quality	(0.6)	—	—	(0.6)
Model updates	—	—	—	—
Methodology and policy	—	—	—	—
Acquisitions and disposals	(4.8)	—	—	(4.8)
Foreign exchange movements	—	—	—	—
Other	—	—	(0.1)	(0.1)
At 31 December 2021	61.2	0.2	6.7	68.1

2021 compared to 2020
RWA reduced c£6bn following a sale of our PSA shareholding to PSA Financial Services Spain, the transfer of CIB to SLB, sale of our London head office and the sale of a £0.6bn retail mortgage portfolio. These sales and transfers reduced customer loans by £6.0bn.

Annual Report 2021	Santander UK Group Holdings plc 171

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Regulatory leverage

	2021	2020
	£m	£m
Regulatory exposure	246,304	259,044
End-point Tier 1 capital(1)	12,849	13,164
UK leverage ratio	5.2%	5.1%
BBLS lending excluded from leverage exposure	(3,622)	(3,986)
(1)    Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2021	2020
	£m	£m
Total assets per the Consolidated Balance Sheet	293,676	299,064
Derivatives netting and potential future exposure	(646)	(1,521)
Securities financing current exposure add-on	518	767
Removal of IFRS netting	1,052	1,144
Removal of qualifying central bank claims	(54,116)	(47,537)
Commitments calculated in accordance with Basel Committee Leverage Framework	7,619	8,114
CET1 regulatory adjustments	(1,799)	(987)
	246,304	259,044

The adjustments are:
–Derivatives netting and potential future exposure: where a qualifying netting agreement is in place netting is allowed for leverage purposes. This is partially offset by including the Potential Future Exposure (PFE) we use to calculate EADs
–Securities financing current exposure add-on: we include an add-on for securities financing transactions to show current exposure for leverage purposes
–Removal of IFRS netting: where netting of assets and liabilities is allowed under IFRS, but not under the Basel rules, we remove it for leverage purposes
–Removal of qualifying central banks claims: permitted under the recommendation of the Financial Policy Committee (FPC) on 25 July 2016, but under CRD IV rules the exposure measure does not allow the removal of qualifying central bank deposits or claims
–Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of off-balance sheet commitments for leverage purposes after we apply regulatory credit conversion factors
–CET1 regulatory adjustments: where we have deducted assets from CET1, they can be deducted for leverage purposes.

2021 compared to 2020
The UK leverage ratio improved by 10bps to 5.2%,160bps above the regulatory minimum, largely due to lower assets.

Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under CRD IV at 31 December 2021 and 31 December 2020, and movements in the period, were as follows:

	2021	2020
	£m	£m
At 1 January	4,252	4,262
Dividends approved:
–AT1 Capital Securities	(143)	(147)
–Tax on above item	27	28
–Ordinary shares	(1,346)	(103)
Dividends receivable:
–Investment in AT1 Capital Securities	131	131
–Tax on above item	(25)	(25)
–Investment in ordinary shares of subsidiary	1,366	129
Other income statement items (Company)	—	(23)
At period end	4,262	4,252

Annual Report 2021	Santander UK Group Holdings plc 172

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
In this section, we explain how we manage and mitigate pension risk, including our investment and hedging strategies.
Key metrics Funding Deficit at Risk was £1,190m (2020: £1,280m) Funded defined benefit pension scheme accounting surplus was £1,573m (2020: £135m)

OUR KEY PENSION RISKS
Sources of risk
Pension risk is one of our key financial risks. Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Our risk is that over the long-term the Scheme’s assets are not enough to meet its liabilities as they fall due. If this happens, we could have to (or choose to) make extra contributions. We might also need to hold more capital to reflect this risk.
The key pension risk factors the Scheme is exposed to are:

Key risks	Description
Interest rate risk	The risk that a decrease in (long-term) interest rates causes an increase in the value of the Scheme’s liabilities that are not matched by an increase in the value of its assets.
Inflation risk	Annual pension increases are directly linked to RPI or CPI. The risk is that an increase in inflation causes an increase in the value of the Scheme’s liabilities that are not matched by an increase in the value of its assets.
Longevity risk	The Scheme’s liabilities are in respect of current and past employees and are expected to stretch beyond 2080 due to the long-term nature of the obligation. Therefore, the value of the Scheme’s liabilities is also impacted by changes to the life expectancy of Scheme members over time.
Investment risk	The risk that the return on the Scheme’s assets is insufficient to meet the liabilities.

The risk metrics and regulatory capital can be sensitive to changes in the assumptions of these key risk factors.
For more on our defined benefit schemes, see Note 30 to the Consolidated Financial Statements. This includes a sensitivity analysis of our key actuarial assumptions.
Defined contribution schemes
We also have defined contribution schemes for some of our employees. The benefits received at retirement will mainly depend on the contributions made (by both the employees and us) and the performance of the investments which are typically chosen by employees. These schemes carry far less market risk for us, although we are still exposed to operational and reputational risks. To manage these risks, we monitor the administration performance of the provider and the performance of the investment funds and the costs met by members. We ensure our employees are given enough information about their investment choices.
For more on our defined contribution schemes, see Note 30 to the Consolidated Financial Statements.
The impact of our defined benefit schemes on capital
We take account of the impact of pension risk on our capital as part of our planning and stress testing process, considering measures such as the impact on CET1 and Pillar 2A, and also where relevant the impact on the related measures such as the leverage ratio. This includes our ICAAPs, PRA stress tests and our quarterly assessment of capital requirements. We also consider the impact of any changes proposed to the Scheme or its investment strategy.
Our defined benefit pension schemes affect capital in two ways:
–We treat an IAS 19 deficit as a liability on our balance sheet. We recognise movements in a deficit through Other Comprehensive Income and so this reduces our shareholders’ equity and CET1 capital. Deficit movements on the balance sheet are mainly due to re-measurements, including actuarial losses. We treat an IAS 19 surplus as an asset on our balance sheet. This increases shareholders’ equity. However, it is deducted for the purposes of determining CET1 capital. An IAS 19 surplus or deficit on our balance sheet is partially offset by a deferred tax liability or asset, respectively. These may be recognised for calculating CET1 capital depending on our overall deferred tax position at that time.
–The PRA takes pension risk into account in the Pillar 2A capital assessment through the annual ICAAP exercise. The Pillar 2A requirement forms part of our overall regulatory minimum requirement for CET1 capital, Tier 1 capital and total capital. We perform a quarterly assessment internally. For more on our minimum regulatory requirements, see the ‘Capital risk’ section.

Annual Report 2021	Santander UK Group Holdings plc 173

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

PENSION RISK MANAGEMENT
Scheme governance
The Scheme operates under a trust deed. Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), is a wholly owned subsidiary of the Santander UK group. The Trustee ensures that the Scheme is run properly, and that members' benefits are secure. It delegates investment decisions within ranges determined in the Statement of Investment Principles to the board of Santander (CF Trustee) Limited (the CF Trustee). The CF Trustee is responsible for reviewing, agreeing and implementing investment strategies, with our input as and when needed. Every month, we discuss pension-related matters at our Pensions Committee and Pension Risk Forum. For example, our Pensions Committee reviews the Scheme’s investment strategies and approves actuarial valuations. The Pension Risk Forum is a Risk division management forum that monitors our pension risk within approved risk appetite and policies. We work with the Trustee to ensure that the Scheme is adequately funded but our responsibilities are clearly segregated from the Trustee’s.
Risk appetite
Our risk appetite is a key consideration in all decisions and risk management activities related to the Scheme. Our pension risk appetite is reviewed by our Pensions Committee at least once a year. It is then sent to the Board for approval. We measure pension risk on both a technical provisions (funding) basis and an accounting (IAS 19) basis. We manage pension risk on both the accounting and the funding basis. Both bases are inputs into our capital calculations.
Risk measurement
Our key risk metrics include:

Key risk metrics	Description
Funding Deficit at Risk	We use a VaR and a forward-looking stress testing framework to model the Scheme’s assets and liabilities to show the potential deterioration in the current funding position. This ensures we adequately capture the risks, diversification benefits and liability matching characteristics of the obligations and investments of the Scheme. We use a time period of 1 year and a 95% confidence interval in our VaR model.
Required Return	This estimates the return required from the Scheme’s assets each year to reach a pre-defined funding target by a fixed date in the future.
Pensions Volatility	We use a VaR and a forward-looking stress testing framework to model the volatility in the pension-related capital deduction. We use a time period of 1 year and a 95% confidence interval in our VaR model.

The Scheme invests in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. See Note 30 to the Consolidated Financial Statements for more details. The risks of these assets are included in the metrics described above. The absence of readily observable market data can make the calibration of models to reflect the risks of these assets more challenging. As a result, data from a range of sources is sought to inform their risk profile, and the resulting assumptions used in the risk models are reviewed in detail by subject matter experts.
We perform stress tests for regulators, including for ICAAPs and PRA stress tests. The stress testing framework allows us to also consider how macroeconomic events could impact the Scheme’s assets and liabilities. For more on our stress testing, see the 'Risk governance' section.
Climate change scenario analysis testing was developed in 2021, creating the capacity to simulate risk exposures in a climate stress over an extended time horizon. This capacity will be built upon in 2022, where monitoring of exposures to climate risk will be embedded into periodic reporting.

Annual Report 2021	Santander UK Group Holdings plc 174

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk mitigation
The key tools we use to maintain the above key risk metrics within appetite are:

Key tools	Description
Investment strategies
The Trustee developed the following investment objectives to reflect their principal duty to act in the best interests of the Scheme beneficiaries:
–To maintain a diversified portfolio of assets of appropriate suitability, quality, security, liquidity and profitability which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the Scheme provides, as set out in the rules of the Scheme
–To limit the risk that the assets fail to meet the liabilities
–To invest in a manner appropriate to the nature and duration of the expected future retirement benefit payments under the Scheme
–To minimise the long-term costs of the Scheme by maximising asset returns net of fees and expenses whilst reflecting the objectives above.
The investment strategy is regularly reviewed. The impact of the investment strategy on Funding Deficit at Risk is considered. This assessment includes the changing impact of different forward-looking stress tests as the asset allocation evolves over time, as the profile of the Scheme evolves on the journey to lower dependence on Santander UK. Fund managers are also reviewed annually to ensure the investments remain appropriate for the Scheme.

Hedging strategies
The Trustee has a hedging strategy to reduce key market risks, mainly interest rate and inflation risk. This includes investing in suitable fixed income and inflation-linked assets and entering into interest rate and inflation hedges.
The CF Trustee also hedges some of the Scheme's equity and currency risk. This is achieved by using equity put options, equity collars and other derivatives that provide downside protection. Currency hedging is used to reduce risks from investing in assets denominated in currencies other than sterling. The hedging of interest rate and inflation risk in particular reduce the Funding Deficit at Risk.
As the Scheme matures, the Trustee also actively manages longevity risk through transactions such as buy-ins and longevity swaps. See 'Pension risk review' section below for more detail.

Environmental, social and governance (ESG)	The Trustee has a long-term investment horizon. It believes that an appropriate assessment of factors such as sustainable growth, environmental and climate change impacts, as well as other social and governance considerations, will help to better achieve the objectives set and improve outcomes for members and beneficiaries through enhanced long-term returns and management of arising risks in respect of the Scheme's assets.

The Trustee also believes that investors who are responsible owners, and who engage, support better outcomes for the companies they invest in and ultimately enhance their investments by using their rights as shareholders influencing more sustainable corporate strategies, performance, risk management, capital structure, tax transparency and corporate governance, including culture, diversity and remuneration, potential conflicts of interest and social and environmental impact. Engagement is purposeful dialogue with companies on these matters as well as on issues that are the immediate subject of votes at general meetings. The Trustee will also monitor its supply chain for modern slavery risk.

We look at the impact on our risk metrics when determining the appropriateness of the investment and hedging strategies. We also use the impact on our risk metrics to propose changes to optimise these strategies.
Risk monitoring and reporting
We monitor pension risk each month and report on it at Pension Risk Forum, ERCC, Pensions Committee and, where thresholds are exceeded (or likely to be), to the Board Risk Committee and the Board in line with our pension risk appetite. We discuss any remedial action with the Trustee. For all key risk metrics, we determine tolerance levels for deterioration based on our risk appetite. We use different triggers to indicate our position relative to those risks and report all key risk metrics against these triggers to Pensions Committee and Pension Risk Forum each month. We consider actions to reduce risk to an acceptable level where the position looks likely to exceed the red trigger level.
In addition, we monitor the performance of third parties who support the valuation of the Scheme’s assets and liabilities. The models they use are reviewed and validated by our internal model validation team and approved by the model risk committee. Every year, we carry out a full analysis of the assumptions we use which is considered by the Board Audit Committee and Pensions Committee. We ensure that we carry out consistency checks for all liability calculations supplied by third parties. We obtain audited asset values from the appointed investment manager. Independent audits are then carried out on behalf of the custodian. We also apply our own checks to make sure that the asset values provided are consistent with expectations.

Annual Report 2021	Santander UK Group Holdings plc 175

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

PENSION RISK REVIEW
2021 compared to 2020
Interest and inflation hedging increased in 2021 as part of the long-term goal to reduce the risk of the Santander (UK) Group Pension Scheme (the Scheme). During 2021, the Scheme transacted a £5bn longevity swap that covers the majority of pensioners in the Scheme. The swap protects against the risk of the liabilities increasing because life expectancy increases by more than expected in the future. The swap was structured with a UK-regulated intermediary between the Scheme and the reinsurance provider. The value of the swap was £(8)m at 31 December 2021.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At 31 December 2021, the Funding Deficit at Risk decreased to £1,190m (2020: £1,280m), mainly due to interest rate and inflation hedging, partly offset by mark-to-market increases in the value of return seeking assets. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis. On the funding basis, the interest rate hedging ratio was 93% (2020: 81%) and the inflation hedging ratio was 94% (2020: 79%) at 31 December 2021.
We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. The negative impact on CET1 capital decreased in 2021. For more on the impact of our defined benefit schemes on capital, see the ‘Capital risk’ section.
Accounting position
The accounting position improved over 2021. The Scheme sections in surplus had an aggregate surplus of £1,573m at 31 December 2021 (2020: £496m) while there were no sections in deficit (2020: £361m). The overall funded position was a £1,573m surplus (2020: £135m surplus). There were also unfunded liabilities of £37m at 31 December 2021 (2020: £42m). The improvement in the overall position was mainly driven by an increase in the discount rate and increases in the value of growth assets over the period.
There remains considerable market uncertainty and while the actions highlighted above mitigate some of the impact of market movements in yields, our position could change materially over a short period.
For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 30 to the Consolidated Financial Statements.

Maturity profile of undiscounted benefit payments
The Scheme’s obligation to make benefit payments extends over the long-term. This is expected to stretch beyond 2080. The graph below shows the maturity profile of the undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2021:

Annual Report 2021	Santander UK Group Holdings plc 176

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Operational risk & resilience

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events. In 2021, we retitled our governing framework from 'Operational Risk Framework' to ‘Operational Risk & Resilience Framework’. This was to reflect the importance of operational resilience and the intrinsically close link between the managing of operational risk and the operational resilience of the organisation.
In this section, we explain how we manage operational risk, with a focus on our top operational risks. These top operational risks may change each year depending on the relative movement in importance among all operational risks. In 2021, these consisted of Cyber, Fraud, IT, People and Third Party.
We also describe our operational risk event losses and developments in the year, and give some insight into how we fought fraud and scam.
Key metrics Operational risk losses (over £10,000, and excluding PPI) increased by 39% compared to 2020

OUR KEY OPERATIONAL RISKS
Operational risk is inherent in our business. As a result, we aim to manage it down to as low a level as possible, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service and regulatory obligations. These events can include product mis-selling, fraud, process failures, system downtime and damage to assets or external events.
Our top operational risks are:

Key risks	Description
Cyber
We rely extensively on the use of technology to support our customers and to run our business. This includes internal platforms, such as our core banking systems, mortgage platforms, telecommunications, remote working and finance systems, and customer-facing platforms such as our mobile app and online banking websites. The use of technology and the internet have changed the way we live and work, and the Covid-19 pandemic has further evidenced the reliance on technology. While technology allows us to develop and improve the way we serve our customers, it is critically important that we protect our customers’ information and provide them with a secure environment in which to deal with us, especially when the threat from cyber criminals is so prevalent and more sophisticated than ever.
Failure to protect the information assets of Santander UK and its customers against theft, damage or destruction from cyber-attacks could cause operational disruption, unauthorised access, loss or misuse of personal or confidential or proprietary information, breach of regulations, negative customer outcomes, financial loss or reputational damage. Even small periods of disruption that deny access to our services can erode our customers’ trust in us. This applies not only to our own systems but also to those of our third-party providers and counterparties in the market. The value of the data itself, especially the personal details of customers and employees, has increased considerably and is a core focus of cyber criminals along with systems, such as payments and ATM networks, that enable the monetisation of cyber-attacks and breaches. It is therefore critical that we are resilient to cyber-attacks and can quickly recover from those events should they occur.

Fraud	Fraud can be committed by first parties (our customers), second parties (people known to our customers or us), third parties (people unknown to our customers or us), and internally by our staff. We are responding to the wider fraud ecosystem threats with a holistic review of our detection controls, an enhanced focus on preventative methodology and a review of our organisational model. We are committed to protecting ourselves and our customers from fraud and to mitigating our fraud risk in an ever-evolving external fraud environment.
IT	As noted in Cyber above, technology is vital to our processes and operations, and in providing service to our customers. IT risk arises from any event related to the use of technology supporting business processes, where the event may result in the unavailability or failure of systems or in processing errors that impact our customers or operations. This includes hardware or software failures, or issues caused by change.
People	People risks include all risks related to employees and third parties working for us, covering resource management, health, safety and wellbeing and employee relations. These have collectively increased in significance to become a top risk for the bank driven primarily by the Covid-19 pandemic and the new ways of working that have evolved during the pandemic. The majority of non-branch employees have continued to work from home since restrictions have been lifted and we are encouraging colleagues to gradually return to the office for part of the week. Ergonomic risk remains a key People risk for those not permanently site based who are working from home and / or office locations at the current time. In addition, as the bank transforms itself, the significant level of organisational change may cause disruption for employees. As we develop our working practices and adapt to changing circumstances, people impacts and risks continue to be key considerations.
Third party
We rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods. These include outsourced services, such as IT infrastructure including increasing use of the Cloud, software development and banking operations. Regulations require us to classify other legal entities in the Banco Santander group as external suppliers, so we manage them as third parties.
Third party risk is a key operational risk for us due to increased outsourcing in 2021 and our strategic intent to increase the use of the Cloud. Many suppliers are also shared across the sector and this could increase risk due to complexity and capacity issues at the third parties. The failure of a supplier may cause operational disruption, breach of data security or regulations, negative customer impact, financial loss or reputational damage.

We are also exposed to tax risk which, even though it is a lower risk for us, is still a high-profile risk and may include legacy items. We define tax risk as the risk that we fail to comply with domestic and international tax regulations because we misinterpret legislation, regulations or guidance, or we report to the tax authorities inaccurately or late. This could lead to financial penalties, additional tax charges or reputational damage. Santander UK adopted the Code of Practice on Taxation for Banks in 2010.

Annual Report 2021	Santander UK Group Holdings plc 177

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

In March 2021, UK regulators issued policy and supervisory statements outlining the requirements for operational resilience to be complied with by 2025. Our operational resilience programme is working towards a primary deadline of 31 March 2022 for consolidation of the operational resilience self-assessment. To achieve this objective, we must have: 1) Identified our Important Business Services (IBS); 2) Mapped underlying assets which support these IBS; 3) Set Impact Tolerances to identify the point at which intolerable harm is caused to customers, us, or the market in the event of an outage; 4) Commenced scenario testing of our ability to recover within the agreed Impact Tolerances; 5) Identified and documented resilience vulnerabilities and action plans to remediate them; and 6) Consolidated a resilience self-assessment to be provided to the regulators on request. The Board are actively engaged in this work and will be required to approve the self-assessment. Through our participation in industry collaboration groups and with support from UK Finance we continue to validate the consistency of our approach against our peers whilst, in parallel, contributing to industry best practice. In order to sustain our operational resilience capabilities, both a new target operating model and focused investment will enable us to operate through disruption.
To support the transition to a low carbon economy and minimise the environmental impact of our energy use, we are committed to continual improvement in the energy performance of our property operations. We maintain ISO 50001 energy management systems in all head office buildings, and we set annual energy reduction targets to drive improvement in energy performance. Our Operational Risk & Resilience Framework requires that all business units consider the impact of risks related to climate change in their risk management processes.
OPERATIONAL RISK MANAGEMENT
Risk appetite
We set our operational risk appetite at a Santander UK group level and we express it through measures approved by the Board. These include risk statements and metrics set against our main non-financial risk loss event types. We cascade our appetite across our business areas by setting out clear lower level triggers, qualitative parameters and quantitative thresholds. We monitor our risk profile and performance against the risk appetite under several principal risk areas, and we have processes to enable us to identify, manage and escalate risks and events. Our governance requires us to mitigate or accept all identified risks.
Coverage across the seven CRD IV loss event types is comprehensive and aligns to the principal risk areas approved by ERCC. As a result, we have specific embedded monitoring and measurement of our operational risks, including our top operational risk types which are as follows:
–Cyber: We have a comprehensive set of Risk Appetite statements and metrics agreed by the Board, which allow us to measure our cyber risk. We have defined statements and metrics with key subject matter experts in our Cyber and IT teams, and we incorporate Banco Santander group principles and standards, regulatory requirements and industry best practice, where applicable.
–Fraud: Revised fraud Risk Appetite statements were approved by the Board in 2021. New and more comprehensive metrics to allow us to measure performance against risk appetite are being produced as part of our Fraud Transformation program.
–IT: We have a set of Risk Appetite statements and metrics that have been agreed by the Board, measuring the risk, performance and control of technology. These statements and metrics incorporate Banco Santander group principles and standards. Specific actions are raised to address key risks and escalated as required.
–People: We have people-related Risk Appetite statements and metrics agreed by the Board. These were broadened and refreshed in 2021 to enhance how we measure our people risk, including the well-being of our employees, and to inform employee relations and engagement. We employ subject matter experts in our HR function to help us to monitor and manage our people risk. Formal actions are required to address and mitigate any measures which are reported out of tolerance. We communicate, action, and escalate, as needed, any material issues to the Board.
–Third party: We have a comprehensive set of Risk Appetite statements and metrics agreed by the Board, which allow us to measure our third party risk. We have defined statements and metrics with key subject matter experts in our Third Party Risk Management and Procurement teams. We incorporate Banco Santander group principles and standards, regulatory requirements and industry best practice, where applicable.
Risk measurement and mitigation
The key components of the operational risk toolset we use to measure and mitigate risk are:

Operational risk toolset	Description
Operational risk and control assessments	Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite. They also ensure that we prioritise any actions needed. Every area has to identify their risks, assess their controls for adequacy and then accept the risk or formulate a plan to address any deficiencies. We also use operational risk assessments and project risk rating tools as essential elements of our change risk management.
Risk scenario analysis	We perform this across business units. It involves a top down assessment of our most significant operational risks. We have a set of scenarios that we review and update each year. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to address any issues.
Key indicators	Key indicators and their tolerance levels give us an objective view of the degree of risk exposure or the strength of a control at any point in time. They also show trends over time and give us early warning of potential increasing risk exposures. Of primary importance are business-wide risk appetite indicators which measure our adherence to our defined risk appetite statements.
Operational risk losses	Our operational risk loss appetite sets the level of total operational risk loss (expected and unexpected) in any given year (on a 12-month rolling basis) that we consider to be acceptable. We track actual losses against our appetite, and we escalate as needed.
Operational risk event management	Operational risk events occur when our controls do not operate as we planned and this leads to customer impact, financial loss, regulatory impacts and/or damage to our reputation. We have processes to capture and analyse loss events. We use data from these processes to identify and correct any control weaknesses. We also use root cause analysis to identify emerging themes, to prevent or reduce the impacts of recurrence and to support risk and control assessments, scenario analysis and risk reporting.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

Annual Report 2021	Santander UK Group Holdings plc 178

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

We mitigate our key operational risks in the following ways:

Key risks	Risk mitigation
Cyber	Protecting our customers, systems and data remains a top priority for us. Online security and data breach stories, along with many reports of scams and online fraud, continue to feature in the press. All organisations, including banks, are in an ongoing race to keep ahead of criminals who are becoming ever more sophisticated and destructive in their approach. Criminals persist in attempts to deny our customers access to our digital channels, target online services and data, or steal online credentials and appropriate funds by various methods, including social engineering.

We continue to enhance our resilience to cyber disruption as our Security and Information Technology teams continually identify, assess and monitor cyber security risks. We assess Cyber control maturity and associated risks each quarter using Banco Santander's Holistic Cyber Risk Framework. We measure the maturity of our controls in terms of their design and operating effectiveness and when combined with our cyber threat intelligence, we use it to define and prioritise our programmes of mitigation. We have processes and tools to capture and analyse events from our security systems that drive escalation processes as needed. We operate a layered defence approach to cyber risk which we test and assess continually to ensure that it addresses the prevailing threats. Our comprehensive approach to validating our controls includes tests designed to replicate real-world cyber-attacks with test findings driving our ongoing improvement plans.

Security is a business risk, rather than a technological risk. Therefore, keeping our systems secure is a bank-wide responsibility and we continue to enhance our training programmes for employees to support this. We have Board-level expertise and supervision in cyber security matters to ensure robust monitoring and challenge. We also have targeted training for Board members and senior management and other employees who may be singled out by criminals, such as those facilitating payments. Continuous cyber security training ensures that everyone understands the threats we face, and that we all have the expertise to spot emails from criminals and attacks on our systems. We continue to work with other banks as members of the Cyber Defence Alliance, where we share intelligence on cyber threats and effective strategies to counter them.

We campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of fraud. We use robust technology processes, and training to protect our customers, and we continually invest our efforts to counter scams and fraud. As part of this, we run customer education campaigns, and we offer advice through our online security centre.

We are highly vigilant at all times. We have a cyber insurance policy to provide us with comprehensive cover to respond and recover losses and damages arising from security or system failures and any impact of a data breach.

Analysis of our security posture drives an ongoing discussion about cyber risks across the business. This includes individual business areas who must include cyber risk when they make business continuity decisions. We also use maturity assessments and both internal and external threat analyses. Our cyber security experts assess our overall security posture and make recommendations to both management and risk fora on a monthly basis, with onward reporting to the Executive Committee, ERCC, BRC and Board at least twice a year.
Fraud	Protecting our customers from fraud remains a key priority for us. Given the current UK fraud environment, we see the ever-present threat of increasing fraud attack. We have seen significant shifts towards social engineering fraud, where traditional controls (such as strong identification protocols) are less effective. We operate layered security controls combining prevention and detection controls, to best mitigate risks. The current fraud environment is incredibly challenging, and as such our current Fraud Transformation program contains several projects that are designed to enable us to reduce the risk impacts to us and our customers. We are committed to taking a more preventative approach to mitigate these risks.
To help support customers, over the past five years we have created a series of fraud education and media campaigns, many of which focus on drawing public attention to our most common fraud types, such as online fraud avoidance lessons, purchase scams, investment fraud, and money mules. Two of these campaigns have won industry awards in the last 12 months.
IT	We proactively monitor technology platforms and applications through automated alerts to detect events that may impact their performance or availability. Any material event is investigated to understand the root cause and to identify remedial actions to ensure that the event is not repeated. We escalate these events as required through the Santander Early Escalation Notification (SEEN) Process, and we review them each quarter to identify any trends we need to remediate.

We assess IT risk each year as part of the Risk and Control Self-Assessment (RCSA) process where risks are identified and assessed by the business units and are then subject to a review and challenge process from the relevant SMEs. This risk posture is then reviewed monthly to understand if there have been any events that would require an update to the risk profile.
People	We mitigate the People risks associated with remote working using virtual meeting tools and keeping-in-touch schemes. We also provide regular communications and other support. We are encouraging colleagues to gradually return to the office for part of the week and we are mitigating ergonomic risks through Occupational Health Service support and assessments for individuals where appropriate. Our Wellbeing Hub continues to offer support to employees and people managers on targeted support interventions to tackle longer-term impacts on psychological wellbeing due to the Covid-19 pandemic. We use operational risk indicators to track and monitor all people related measures. All significant people-related change initiatives must have Operational Risk Assessments conducted. We also have processes to capture and assess people-related events.
Third party
We identify and assess the inherent risk profile of each of our third party arrangements before onboarding and then continue to measure this throughout the relationship. The assessed level of inherent risk drives the level of governance we put in place to manage the arrangement – the higher the inherent risk profile, the greater the governance. We also identify and measure key third party risks, and the related control environment, within our operational risk and control assessments, as part of business as usual activities and related change initiatives. We have processes to capture and assess related events, as well as operational risk indicators to measure the ongoing third party risk profile of the business.
We place emphasis on a carefully controlled and managed Third Party Supplier Risk Framework and are enhancing our operating model in this area in order to manage this risk.
We aim to ensure that those with whom we do business meet our risk and control standards across the life of our relationship with them:
On-boarding: We ensure that all third-party suppliers meet our needs in terms of capacity and supply before entering into any agreement with them to mitigate the risks inherent to the process, function or activity they may provide. We also make sure that each third-party provider meets minimum conditions we require in legal, compliance, financial crime and technical terms and analyse their short and medium term economic viability.
In-service management: We monitor and manage our ongoing supplier relationships to ensure our standards and contracted service performance continue to be met and undertake Service Review Meetings to ensure adequate supervision of the third-party services. Off-boarding and exit management: Where we decide to exit a third-party arrangement, we aim to exit without undue disruption or adverse impact on their compliance with the regulatory framework and without detriment to the continuity and quality of services provided to customers.

Annual Report 2021	Santander UK Group Holdings plc 179

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk monitoring and reporting
Reporting is a key part of how we manage risk. It ensures we identify, escalate and manage issues on a timely basis. We can identify exposures through our operational risk and control assessments, risk scenario analysis, key indicators, operational risk assessments and incidents and events. We report exposures for each business unit through regular risk and control reports. These include details of risk exposures and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our customers, reputation or finance by reporting them to key executives and committees.
We use The Standardised Approach (TSA) for Pillar 1 operational risk capital needs. We use an internal model aligned to the CRD IV advanced measurement approach to assess our Pillar 2 capital needs.
We have a crisis management framework that covers all levels of the business. This includes the Board, Executive Committee, senior management and business and support functions. Our framework identifies possible trigger events and sets out how we will manage a crisis or major incident and we test it at least annually. If an event occurs, we have business continuity plans in place to recover as quickly as possible and we undertake post incident reviews to ensure any learnings are taken forward.
Cyber
We base our monitoring and reporting on the metrics and operational dashboards in our cyber security and IT functions. Our Cyber Threat Unit and experts carry out analysis in the Santander Global Security Operations Centre in Madrid. We use a wide range of key risk indicators, threat intelligence reports and results from security testing to identify improvements to our cyber defences. Our operational teams, with input from Risk, review these trends and steer management activity where required.
We also formally track our cyber and technological risks against our risk appetite through a monthly risk control forum. Part of the forum’s remit is to identify changes in risk posture and to inform senior risk committees of any significant changes. Issues such as technological obsolescence and the challenges in keeping our technologies protected from known vulnerabilities are examples of where a metric-driven approach to reporting through our risk management frameworks has led to proactive mitigation of risk.
Fraud
We base our monitoring and reporting on the overall fraud performance metrics (case types, volumes, operational losses). Fraud performance is tracked through a monthly risk control forum, which is part of a revised fraud governance structure which has been created over the last 12 months. In a fast-paced environment, it is essential we see shifts in criminal behaviour quickly, and our fraud strategy team react swiftly to attacks and changes of fraud methodology through detailed reviews of fraud cases and typologies, and by monitoring trends and data. The current fraud methodologies which cause most concern are those where our systems and processes are not sufficient to prevent the fraud. The Fraud Transformation in the Digital Accelerator projects will deliver technical changes to mitigate these ever-changing threats.
IT
In common with cyber risk, we base our monitoring of IT risk on the metrics and dashboards produced by the Technology teams. These are reviewed in the monthly risk control forum where changes to the risks profile are discussed. These metrics cover IT incidents and technological obsolescence as well as top IT risks for the different business units. In addition updates on significant changes and programmes and their impact on the risk profile are reviewed.
People
We formally track our People risk profile against our risk appetite through our monthly HR & People Risk and Control Forum and other risk governance fora. We use key risk indicators to support our monitoring activity and we report them to this Forum. We escalate any significant risks, or changes in the risk profile, to the relevant senior risk committees and the Board where appropriate. We report a monthly view of People risk in terms of sickness absence, wellbeing and attrition. We use the results of regular wellbeing surveys to help drive our areas of People focus.
Third party
We formally track our Third party risk profile against our risk appetite through our monthly Third Party Risk and Supplier Forum and other risk governance fora. We use key risk indicators to support our monitoring activity and we report them to this Forum. We escalate any significant risks, or changes in the risk profile, to the relevant senior risk committees and the Board where appropriate.

Annual Report 2021	Santander UK Group Holdings plc 180

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

OPERATIONAL RISK REVIEW
2021 compared to 2020
Operational risk event losses
The table below shows our operational losses in 2021 and 2020 for reportable events with an impact over £10,000, excluding conduct risk events (which we discuss separately in the ‘Conduct and regulatory risk’ section), by CRD IV loss event types. We manage some of these risks using frameworks for other risk types, including regulatory and financial crime risk even though we report them here.

	2021		2020
	Value %	Volume %	Value %	Volume %
Internal fraud	—	—	1	—
External fraud	30	89	58	89
Employment practices and workplace safety	—	2	1	1
Clients, products, and business practices	41	—	34	3
Business disruption and systems failures	14	1	1	—
Execution, delivery, and process management	15	8	5	7
	100	100	100	100

Operational risk losses increased during 2021 partly due to an 8% increase in fraud losses, in line with the general trends across the industry. This was driven by a 46% increase in fraud cases, including Authorised Push Payment fraud. In addition, the rise in losses also reflects the IT remediation costs following the outage in May 2021 and provisions relating to operational incidents and conduct related issues.

People
We continue to treat the wellbeing and safety of our colleagues as one of our top priorities. People risk is compounded by changes in operating models and the execution of future strategies, which we recognise need to be managed carefully. We will continue to adapt and allow for these factors, along with the potential impact on productivity with our overall wellbeing and inclusion strategy centred around supporting colleagues through change and transformation. As we adapt to new ways of working, we will continue to focus targeted support interventions to tackle longer-term impacts on psychological wellbeing promoted by the Covid-19 pandemic. In line with our peers, we are beginning to see an increase in levels of attrition reflecting a more buoyant employment market with cyber, digital and IT SMEs being in demand. We are encouraging colleagues to return to central office environments, whilst paying regard to prevailing government advice. In addition, we managed the potential risk associated with the flu season by again offering flu vaccinations to all our colleagues during Q4 2021.
Cyber
Information and cyber security remain a top risk and a priority. We experienced no notable information and cyber security incidents in 2021. Externally, we have observed a large increase in ransomware attacks across all sectors driven by supply chain tools compromises and we expect this trend to continue. As a result, we are continuing to review and enhance our controls based on the latest intelligence. We also actively work with peers in the Cyber Defence Alliance to share threat intelligence, expertise, and experience to help identify common features of cyber-attacks and effective mitigation strategies.
We also continue to invest to maintain the right skills and resources to manage information and cyber security risk effectively across all our lines of defence.
Systems outage
We experienced a systems outage on 15 May 2021, following a routine software update. The outage impacted a number of services, including online and mobile banking, cards and ATM services, along with branches and contact centres. Customer servicing technologies were fully recovered by 23:30 on 15 May 2021 and contact centre technologies were re-enabled by 01:00 on 16 May 2021. During the outage, customers were able to obtain cash over our branch counters and through other banks’ ATMs. They were also able to obtain cashback within their limits and use their credit cards, with Visa and Mastercard credit cards remaining available throughout the incident.
Duplicate payment issue
On 25 December 2021 a system scheduling issue cased the duplication of £130m of payments. These have largely been recovered with non-material amounts outstanding. Our people worked hard across the holiday period to ensure that nobody was left out of pocket, but it confirmed that improving our IT infrastructure is a key aspect of our ongoing transformation programme and one that we will remain utterly focused on.
Fraud
Fraud against our customers and the bank remains a top risk and a priority. Fraud levels across all banks in the UK increased significantly in 2021, with fraudsters using different techniques to take advantage of customers through a range of fraud attacks and scams. In line with industry, the most prevalent fraud type we face is Authorised Push Payment (APP) fraud, which accounted for approximately 30% of our total fraud losses for 2021. In response to this, we have increased our fraud messaging and scam education to assist our customers, are designing new fraud prevention tools and have continued to build on existing controls to address fraud attacks.
We continue to strengthen our own capabilities in terms of fraud prevention, being the first bank to deploy dynamic ‘scam warnings’ in our online banking payment process, to prevent customers falling victim to purchase and investment scams. These enhance the fraud prevention controls for high risk digital payments and mean the customer is presented with a number of questions and warnings in their payment journey, tailored to their specific circumstances. We continue to manage cases of APP Fraud under the Contingent Reimbursement Model (CRM) Code, which is overseen by the Lending Standards Board.
We play an active role in the collaboration work on fraud management with our industry partners, through UK Finance and our membership of Stop Scams UK. We have an ongoing programme of customer awareness campaigns, which cover the most common fraud and scam types encountered by our customers, including remote access fraud, investment scams, safe account scams and cold calls. We have continued to run virtual fraud awareness sessions to provide information to our customers and communities on how they can protect themselves from fraud and scams. In July 2021, we ran a media relations campaign, Push Off Politely, to raise awareness of how to handle suspicious phone calls with a very simple message to hang up the phone. In November 2021, the national press published a piece on our Break the Spell team. This demonstrated the work some of our colleagues are delivering to tackle social engineering and protect our customers from fraud.

Annual Report 2021	Santander UK Group Holdings plc 181

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

IBOR transition
We are on track to meet industry and regulatory deadlines. We are continuing with the transformation of key systems and processes to deal with the new risk-free rates. Some challenges remain, in particular for products with cross-currency dimensions, different responses across jurisdictions will need multi-stage transitions. We still await regulator's guidelines regarding ‘Tough Legacy’, where a transition path cannot be agreed with the customer. For quantitative information, see Note 42 to the Consolidated Financial Statements.
IT
The importance of IT has been reiterated by a few outages to customer services in the year. As a result, we have initiated a wide programme to address the root causes and further reduce key risks within our IT estate. The programme is expected to deliver risk reduction over a three year horizon and progress is closely monitored though our comprehensive risk governance.
Data management
In 2021 we continued to monitor data management risk through the enhanced governance structures and processes put in place by our Chief Data Officer. A Data Programme has been established with clear deliverables defined that will improve our ability to manage data and to improve our data management capabilities in line with our approved Data Strategy.
Operational resilience
In March 2021 the Bank of England, PRA and FCA issued policy and supervisory statements outlining operational resilience requirements. The UK regulators expect financial services institutions under the scope of the regulation to assume disruptive operational incidents will occur, and to be able to show that they can withstand, absorb, recover and manage these in a way which considers the needs of all affected parties. All firms are to implement enhancements to address identified resilience gaps by 2025.
Our operational resilience programme is on track to meet the regulators’ primary deadline of 31 March 2022 to prepare and consolidate the first operational resilience self-assessment. To achieve this objective, during 2021 we have: 1) identified our Important Business Services (IBS); 2) mapped underlying assets which support these IBS; 3) set impact tolerances to identify the point at which intolerable harm is caused to customers, the firm, or the market in the event of an outage; 4) scenario tested our ability to recover within the agreed impact tolerances; 5) identified and documented resilience vulnerabilities; and we are 6) developing action plans to remediate vulnerabilities; and 7) consolidating a resilience self-assessment to be provided to the regulators on request.
The Board are actively engaged in the operational resilience journey and will approve the self-assessment in Q1 2022. Through our participation in industry collaboration groups, and with support from UK Finance, we continue to validate the consistency of our approach against our peers while contributing to industry best practice in parallel. To sustain our operational resilience capabilities, both a new target operating model and focused investment will enable us to deliver operations through disruptions.
We continue to improve our operational resilience through our management of incidents including root cause analysis. Our combined Operational Risk & Resilience Framework and its supporting tools are now focused around the bank’s IBS, having stress tested our ability to remain within Impact Tolerances and maintain the IBS under severe but plausible scenarios. Any operational resilience vulnerabilities identified will be escalated to the Board and proactively actioned. In addition to regulatory compliance, this will achieve business and operational benefits designed to embed operational resilience in our Digital Transformation programme as well as day-to-day activities.
Third parties
We continue to rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods. These include outsourced services, such as IT infrastructure including increasing use of the Cloud, software development and banking operations. Regulatory requirements relating to the management of our outsourced services continue to increase, with the PRA publishing their Supervisory Statement on Outsourcing and Third Party Risk Management in March 2021. These require us to use certain internal governance arrangements, including sound risk management, whenever we outsource functions. These also complement the above-mentioned requirements and expectations on operational resilience, including the management of third parties relating to our Important Business Services. We are progressing with a programme of work to review and enhance our governance arrangements ahead of the 31 March 2022 implementation deadline.
Climate related risks
In order to address the requirements in the Supervisory Statement issued in March 2019, which describes the PRA expectations for banks to manage the financial risks of climate related risks, we produced a 2021 Implementation plan. As part of this plan, we undertook three main activities. We considered climate change in our Operational Risk Scenario Programme and in our Risk & Control Assessments. We conducted a physical climate change risk assessment of our head offices, branches and data centres.

Research carried out by us in 2021 showed that British people are receiving 150 million suspicious phone calls a week, with 60% reporting that they have received more calls since the start of the Covid-19 pandemic. our fraud figures show a rapid increase of these calls leading to people falling victim to a scam, but despite this, nearly half of those answering a suspicious or unexpected call, fail to hang up, with many saying it would be impolite to do so.

To help tackle the rapid rise in criminals targeting people this way, we teamed up with the Chelsea Pensioners to empower people to say ‘Push Off, Politely’ to suspicious callers. Donning their iconic scarlet uniforms, the Chelsea Pensioners performed a rendition of the classic wartime song ‘Good-bye-ee’ with the simple message that, if you get a call that you have any suspicions about, put manners to one side and hang up. The campaign was covered widely across UK media as well as featured on our own and the Chelsea Pensioners social media channels while the 'Good-bye-ee' video was used on screens in branches to further spread the message.

Also during 2021, our fraud team introduced its Break the Spell team – a specialist fraud team with a mandate to step in and interrupt the transactions of customers who we believe are at risk of being scammed.

Fighting fraud and scams

Annual Report 2021	Santander UK Group Holdings plc 182

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Conduct and regulatory risk

Overview
We manage the conduct and non-financial regulatory risk types in one framework. We do this to reflect their similarities.
Conduct risk is the risk that our decisions and behaviours lead to a detriment or poor outcome for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity.
Regulatory risk is the risk of financial or reputational loss, or imposition of or conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.
We are committed to ensuring conduct strategy is embedded in our business and that the fair treatment of our customers is at the heart of what we do.
In this section, we explain how we manage conduct and regulatory risk and highlight new processes we implemented in response to Covid-19. We also describe our main conduct and regulatory provisions, and give some insight into our work to protect vulnerable consumers via our Customer Support feature in 2021.

Key metrics Customer remediation provision was £44m (2020: £69m) Litigation and other regulatory provision was £166m (2020: £198m)

OUR KEY CONDUCT AND REGULATORY RISKS
Our purpose is to help customers and businesses prosper. To achieve this, we are committed to making sure that our strategy, proposition and initiative approval process, and systems, operations and controls are well designed and delivered.
We see our key exposure to conduct and regulatory risk through:
–the risk of errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and
–failure to supervise, monitor and control the activities of our employees.
All of these may result in the risk that we do not meet our customers’ needs, align to the expectations of our regulators or deliver the expected outcomes or observe required standards of market behaviour.
Our Conduct and Regulatory Framework is built on the following underlying types of risk:

Key risks	Description
Regulatory
The risk that we fail to adhere to relevant laws, regulations and codes which could have serious financial, reputational and customer impacts. This includes the risk that we may be adversely impacted by changes and related uncertainty around UK and international regulations. We categorise regulatory risk into financial and non-financial risk. This is aligned to our main regulators who are the PRA and FCA but also includes other regulators and authorities such as the CMA, Payment Systems Regulator, Lending Standards Board, Financial Ombudsman Service and Information Commissioner’s Office.
As well as being subject to UK regulation, as part of the Banco Santander group, we are impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB through the SSM. We also fall within the scope of US regulation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act. We must also adhere to the rules and guidance of other regulators and voluntary codes in the UK.

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
After-sale and servicing
The risk that failures of our operations, processes, servicing activity, IT or controls result in poor outcomes for our customers. This includes the risks that:
–We do not give appropriate after-sale communications to customers, making it difficult for them to contact us, or we fail to take account of a customer’s vulnerability
–We do not have robust systems and controls to detect and prevent fraud or errors in the customer experience.

Culture	The risk that we do not maintain a culture that encourages the right behaviours and puts the customer at the heart of what we do.
Competition	The risk of financial harm, criminal liability, customer harm or reputational damage that we may incur because we fail to comply with relevant competition law or being involved in any competition law investigation or proceedings.
Controls	The risk that we do not supervise and monitor our employees effectively or do not have robust systems and controls in place to prevent and detect misconduct.

Annual Report 2021	Santander UK Group Holdings plc 183

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

CONDUCT AND REGULATORY RISK MANAGEMENT
Risk appetite
We aim to comply with all regulatory requirements, and we have no appetite to make decisions or operate in a way that leads to unfair outcomes for our customers or negatively impacts the market. Our Board approves our risk appetite on an annual basis, or more often if needed, and we cascade it to our business units through our risk framework and policies. We also have lower level risk tolerance thresholds that are agreed at least annually. Our material conduct and regulatory risk exposures are subject to, and reported against, our conduct and regulatory risk appetite statements, as well as lower level triggers and thresholds for action.
Risk measurement
Due to the close links between our conduct, regulatory and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures and risks have a conduct and/or regulatory risk impact. We continue to monitor the position in relation to Covid-19, with particular focus on customers rolling off support schemes and payment holidays, to ensure that appropriate outcomes are provided and regulatory expectations are met.
We support our conduct and regulatory risk framework and policies with tools that aim to identify and assess new and emerging conduct risks. These include:

Key tools	Description
Strategy and business planning	Our Strategy and Corporate Development team help align our overall corporate strategy, financial plans, risk appetite and operational capabilities through our annual process to set our strategy. We derive our business unit plans from our overall corporate strategy and they contain a view of conduct and regulatory risk with our other key risk types.
Sales quality assurance	We subject retail sales and processes to internal quality assurance and, as needed, external monitoring to ensure their quality.
Operational risk and control assessments	Our business and business support units assess our operational risks, systems and controls to give us a consolidated risk view across all our business areas. We complete the assessments through a central tool to evaluate and manage our residual risk exposures.
Scenario testing and horizon scanning	We consider conduct and regulatory risk in our scenario testing. This reviews possible root causes and assumptions to determine the likelihood and size of the impact, and actions to enhance our controls where required.
Conduct risk reporting	We use dashboards to give us an end-to-end view of our conduct risks across our business. This allows us to apply a lens to manage conduct risk and understand if it is in line with our risk appetite.
Compliance monitoring	We carry out an annual conduct and regulatory risk assurance programme approved by the Board and tracked through the year.

Risk mitigation
Our conduct and regulatory risk framework and policies set out the principles, standards, roles and responsibilities and governance for conduct and regulatory risk, such as:

Policies	Description
Product approval	Our product approval process aims to minimise our conduct, legal, regulatory or reputational risks in the design, marketing, sales and service of new products and services. We assess all our products and services within a formal framework to ensure they meet the needs and expectations of our customers, are within our risk appetite and agreed metrics, and to ensure that processes and controls are in place.
Suitable advice for customers	We give guidance to advisers and staff on the key principles, requirements and ethical behaviours they must follow. This ensures our customers are sufficiently informed when they make a buying decision. In our Retail Banking and Consumer Finance divisions, the main products we cover are current accounts, mortgages, investments, savings and protection. In our Corporate & Commercial Banking division, we cover current accounts, deposits, business loans, invoice and structure finance, working capital and trade finance.
Training and competence
In line with the expectations of our regulators, we train our staff and require them to maintain an appropriate level of competence (in line with their role and responsibilities) to ensure customers achieve fair outcomes. We invest in all our people to ensure that we achieve our mandatory risk objectives and that everyone acknowledges their personal responsibility to manage risk through our I AM Risk approach.
We place a specific focus on:
–Vulnerability: We ensure our colleagues are trained to help customers who may be vulnerable (see below).
–Financial abuse: We work closely with other members of UK Finance, as part of the Financial Abuse Working Party, with a shared vision to help victims regain control of their finances. Through this collaboration we have adopted a Financial Abuse Code of Practice as part of our overall vulnerable customer strategy. We have specific training material for colleagues to raise awareness and improve understanding around the devastating impacts of financial abuse and how we can help. Due to the very complex nature of situations involving financial abuse, we also have a dedicated Specialist Support Team that offers guidance to colleagues dealing with customers who are victims and need tailored solutions to help them regain control of their finances.
–Covid-19: We designed and delivered tailored training across key areas of the business to support customers affected by Covid-19. We have increased our resource and enhanced our tools to deal with high levels of customer contact.

Treating vulnerable customers fairly
Some customers may be impacted financially or personally as a result of their circumstances. Our Vulnerable Customer Policy gives business areas a clear and consistent understanding of what vulnerability can mean and the types of situations when customers may need more support. Our guidelines focus on identifying vulnerable customers, and the support we can give to help them avoid financial difficulty. We work with key charities, authorities, trade associations and other specialists to develop our understanding of vulnerability.
In addition to mandatory training, we train our customer-facing colleagues using real customer scenarios to highlight different vulnerable situations. This enables our colleagues to deal with a wide range of sensitive issues. We also have an online Vulnerable Customer Support Tool for our colleagues to give them more guidance and support. Our colleagues have access to our Specialist Support Team who can give specific help and guidance for the most complex vulnerable customer situations.
We consider vulnerability in every initiative. Adapting our technology to the needs of customers with physical disabilities is a key part of our design and testing stages and we work closely with the Digital Accessibility Centre. We have also developed our training approach through a series of real-life customer stories available to colleagues to access anytime to develop their skills.
Our objective throughout the Covid-19 pandemic continues to be to provide support and solutions for customers who find themselves facing financial difficulty, based on individual customer circumstances, with the aim of rehabilitating customers back into a healthy financial position. Our Financial Support model has evolved to ensure that we help customers who are facing temporary but severe financial difficulty, as well as customers who face financial difficulty for a longer time.

Annual Report 2021	Santander UK Group Holdings plc 184

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk monitoring and reporting
We consider conduct and regulatory risk as part of the governance around all our business decisions. We have specific fora and committees such as the Conduct and Compliance Forum, and business specific risk management fora to make decisions on conduct and regulatory risk matters and we report to the ERCC and BRBC. The data we report to senior management and Committees gives them a clear view of current and potential emerging conduct and regulatory risks and issues. Our risk and control fora support management to control risks in their business units. Reporting includes conduct risk dashboards, with metrics across common areas. These include policy breaches logged, mystery shopping, quality assurance and complaints, and commentary on trends and root causes. This approach enables us to take effective action. Our Legal and Regulatory Division also reports directly to the Board on legal, conduct and regulatory, reputational and financial crime risks, and to escalate issues or any breach of our risk appetite.
CONDUCT AND REGULATORY RISK REVIEW
2021 compared to 2020
In 2021, we continued to build on our progress in 2020 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular in the context of government driven Covid-19 initiatives. These were deployed at pace, with systems and controls in place to support our staff working from home, whilst continuing to provide critical customer services. As part of this, we:
–Assessed the FCA’s 2021/22 Business Plan. Key priorities are aligned with 2020, in ensuring consumer credit markets work well, making payments safe and accessible, enabling effective consumer investment decisions and delivering fair value in a digital age, in particular in a post pandemic landscape. We addressed them in our controls, product processes and frameworks, which we will continue to adapt in line with the evolution of a digital economy
–Continued support for customers rolling off Covid-19 support schemes and payment holidays with focus on forbearance measures, as per the FCA's further 'Guidance on Fair Treatment of Vulnerable Customers' and its finalised 'Mortgages and Coronavirus: Tailored Support Guidance'
–Implemented processes to support customers including creating the Financial Support Centre of Excellence and SME support to ensure we continue to drive fair and consistent outcomes, whilst managing the increased inflow of customers impacted by Covid-19, with further investment in people and technology
–Focused on collections and further financial support, including Pay As You Grow options for BBLS customers following the closure of new applications to the UK Government's BBLS, CBILS and CLBILS schemes on 31 March 2021, while supporting the Government’s Recovery Loan Scheme for corporate customers
–Took steps to maintain appropriate monitoring and surveillance capability for our market and customer facing staff working from home due to Covid-19
–Continued to manage technological change and increased digitalisation in line with regulatory initiatives
–Delivered change to meet the evolving regulatory landscape, including changes brought about by Payment Systems Regulator (PSR): Confirmation of Payee for Corporate Banking, Debt Respite Scheme, Open Banking and PSD2, and the FCA Consumer Protection Agenda
–Prior to the end of 2021, we - along with our customers and counterparties – successfully agreed the transition to alternative reference rates for the vast majority of our post-2021 LIBOR agreements. As such, the focus has now shifted to finalising the transition of those agreements still referencing the continuing USD LIBOR tenors, and to managing down the small ‘tough legacy’ position
–Following PRA sector-wide feedback on Hybrid model applications, banks have revised timings and the revised Hybrid plan has been presented to the PRA with regular ExCo and PRA review points
–Continued to consult with HM Treasury on the Future UK Regulatory Framework, along with the industry and peers on how regulatory rulemaking powers will be distributed post-Brexit, and the mechanisms for improving accountability and scrutiny of the rule-makers, and
–are committed to protecting the personal data we collect and use, and respecting the data protection rights of our customers, our people and others associated with us. Our data protection policy and processes reflect current data protection laws and regulations, and all employees, businesses, and third-party suppliers are required to comply with them. Annual data protection training is mandatory for all employees. We tell our customers, our people and others associated with us how we process their personal data by giving them a data protection statement. We regularly update our data protection policy and processes, and they cover how we collect, handle, store, share, use and dispose of personal data. They also set robust controls for suppliers. The Data Protection Officer (DPO) oversees compliance with data protection laws and reports to the highest management level.
Following the implementation of the Contingent Reimbursement Model, a voluntary code of practice to deal with authorised push payment fraud, we continue to engage with the industry and authorities, giving input and support to further develop the code's framework. Like all UK banks, we continue to see a demanding regulatory agenda focused on consumer outcomes, addressing customer detriment, price regulation and vulnerability, while currently consulting on the measures proposed under Consumer Duty regulation. Conduct risks will likely continue to rise in the near- and medium-term as banks deal with a large volume of personal and business borrowers who continue to be impacted by the Covid-19 pandemic.
For an update on key movements in our financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 29 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 31 to the Consolidated Financial Statements.

We recognise that many of our customers will experience situations in their lives or will develop life-long conditions that will impact their ability to manage their finances and place them in a vulnerable situation. To help customers during these times, it’s important for us to know what kind of support they need. That’s why we developed our Customer Support feature, which allows our colleagues to capture important information on our systems about the support a customer needs. This is saved on the customer's profile with their consent so that we can take it into consideration when speaking with that customer. Customers will not need to repeat themselves when speaking to us and our colleagues will be better prepared to support.

After launching the Customer Support feature to our branch and contact centre colleagues in November 2020, we worked hard throughout 2021 to roll it out across the bank to ensure all colleagues in specialist and back office areas also have access to it to help them understand how best they can support our vulnerable customers. We also expanded the feature for customers who prefer to disclose this information to us through a digital means, by using our Chat function, rather than through our branch colleagues or over the telephone.
Protecting vulnerable customers

Annual Report 2021	Santander UK Group Holdings plc 185

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other key risks

Overview

In this section, we describe how we manage our other key risks and discuss developments in the year. Our other key risks are:
–Financial crime risk: the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption.
–Legal risk: the risk of loss arising from legal deficiencies in contracts; failure to protect assets; failure to manage legal disputes appropriately; failure to assess or implement the requirements of a change of law; or failure to comply with law or regulation or to discharge duties or responsibilities created by law or regulation.

–Strategic and business risk: the risk of significant loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments.
–Reputational risk: the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.
–Model risk: the risk that the prediction of our models may be inaccurate, causing us to make sub-optimal decisions, or that a model may be used inappropriately.

FINANCIAL CRIME RISK
OUR KEY FINANCIAL CRIME RISKS
We recognise that financial crime and associated illegal activity damages the customers and communities we serve. Criminals use the financial system to launder the profits of illegal activity such as human trafficking and to fund terrorism. Financial crime is therefore a high priority risk for us and we remain committed in our efforts to counter it by maintaining the highest ethical standards and conducting business in accordance with regulatory and legal requirements. We have adopted a bank wide anti-financial crime strategy (AFC) that sets out the principles of ‘Deter, Detect and Disrupt’ and invested in training our colleagues in how to identify and prevent financial crime.
We believe that having a comprehensive and effective financial crime risk management framework is a business imperative and a positive investment that protects us from legal, regulatory and reputational risks. This includes implementing policies, procedures, and maintaining effective systems and controls to prevent and detect financial crime. We may be adversely affected if we fail to effectively mitigate the risk that third parties or our employees facilitate, or that our products and services are used to facilitate financial crime. We adopt a risk-based approach in line with UK and international laws and standards, and we work with government, law enforcement and the private sector to help meet our commitments and to inform our AFC strategy.
Our key financial crime risks are:

Key risks	Description
Money laundering	We are used by criminals to transform the proceeds of crime into seemingly legitimate money or other assets.
Terrorist financing	We are used by terrorists to deposit, distribute or collect funds that are used to fund their activity.
Sanctions	We do not identify payments, customers or entities that are subject to economic or financial sanctions.
Bribery and corruption	We fail to put in place effective controls to prevent or detect bribery and corruption.
Facilitation of tax evasion	We fail to put in place effective systems and controls to prevent the facilitation of tax evasion.

FINANCIAL CRIME RISK MANAGEMENT
Risk appetite
Financial crime risk appetite is the level of financial crime risk we are prepared to accept in carrying out our activities. This is approved at Board level and shared across the business, with limits specified to control exposures and activities that have material risk implications for us and the communities we are part of. Our customers and shareholders will be impacted if we do not mitigate the risk that we are being used to facilitate financial crime. We seek to comply with applicable UK and international sanctions laws and other regulations and make sure our risk appetite adapts to external events. We have minimal tolerance for residual financial crime risk, bribery and corruption risk, facilitation of tax evasion risk and zero tolerance for non-compliance with sanctions laws and regulations. We require employees and third parties acting on our behalf to act with integrity, due diligence and care. We have no appetite for non-compliance with financial crime laws or regulations by employees or persons acting for or on our behalf.
Risk measurement
We measure our exposure to financial crime risk regularly. Our AFC strategy and frameworks set the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of the business. It supports senior management in effective risk management and developing a strong risk culture. We screen and risk rate all our customers and monitor activity to identify potential suspicious behaviour. We complete ad-hoc reviews based on key trigger events. Our Financial Intelligence Unit assesses specific types of threat, drawing on data from law enforcement and public authorities.

Annual Report 2021	Santander UK Group Holdings plc 186

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk mitigation
We take a proactive approach to mitigating financial crime risk. Our financial crime risk frameworks are supported by policies and standards which explain the requirements for mitigating money laundering, terrorist financing, sanctions compliance risks, bribery and corruption, and facilitation of tax evasion risks. We update these regularly to ensure they reflect new requirements and industry best practice. We support our colleagues to make sure they can make the right decisions at the right time. We raise awareness and provide role-specific training to build knowledge of emerging risks.
Key elements of our financial crime risk mitigation approach are that we:
–Undertake customer due diligence measures for new and existing customers, which include understanding their activities and banking needs
–Conduct risk assessments of customers, products, businesses, sectors and geographic risks to tailor our mitigation efforts
–Ensure all our staff complete mandatory financial crime training and, where required, role-based specialist training
–Deploy new systems to better capture, analyse and act on data to mitigate financial crime risks
–Partner with public authorities, the Home Office and the wider financial services industry to pool expertise and data. We are also involved in partnerships such as the Joint Money Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.
Risk monitoring and reporting
We use key risk indicators to monitor our exposure to financial crime risks, and we report all issues in a timely manner. We work closely with subject matter experts across the business on all risk management and monitoring activities alongside more effective communication of policy changes. Regulators around the world continue to emphasise the importance of effective risk culture, personal accountability and the adoption and enforcement of risk-based requirements and adequate internal reporting processes and procedures. We continue to develop and enhance our financial crime operating and governance model to ensure that our control environment evolves at pace, keeping up with new or amended laws, regulations or industry guidance.
We adhere to a strong governance and reporting schedule to our ERCC and Financial Crime Committee, including analysis of the risks on the horizon, key risk indicators and a directional indication of the risk profile. Throughout 2021, management continued to update the risk committees on management and mitigation of financial crime risks including our activities to understand and address emerging challenges. We enhanced our financial crime risk indicators for effective risk reporting to senior management. We also regularly report to the Board Risk Committee on financial crime risk, the impact on the business and the actions we are taking to mitigate the risk.
FINANCIAL CRIME RISK REVIEW
2021 compared to 2020
Financial institutions (FIs) remain under intense regulatory scrutiny to demonstrate the steps they are taking to prevent and detect financial crime. Legal and regulatory expectations regarding the need for FIs to maintain effective financial crime systems and controls, including adapting these to identify and respond to new and emerging threats, have been reinforced through a number of high-profile regulatory enforcements, such as the conclusion of the first criminal prosecution of a Financial Services firm in the UK for breaches of the UK Money Laundering Regulations. During 2021, we continued to cooperate with the FCA's civil regulatory investigation into Santander UK plc's financial crime systems, processes and controls focused primarily on the period from 2012 to 2017. See Note 31 to the Consolidated Financial Statements for detail.
The financial crime landscape continues to be complex, with evolving regulatory and legal requirements, geo-political factors and changing criminal methods influencing the risks we face. Rapid deployment of government relief measures to support individuals and businesses during the pandemic, have increased the risk of financial crime. Developments around virtual and digital currencies have continued, with the industry’s financial crime risk assessment and management frameworks in their early stages. Changes to sanctions regimes continue to add complexity. We continue to monitor external developments and respond to their impacts upon our financial crime controls and have increased our resources to do so.
Senior management and the Board engagement in the management of financial crime risk has remained high, proportionate with one of our top risks. We continue to enhance our financial crime risk management capabilities with material investment across data, systems and subject matter expertise, and back book remediation. Key areas of focus include:
–Reviewing and updating our financial crime policies and standards in response to changes in laws, regulations and regulatory expectations, to ensure we reflect all current external obligations; as well as providing detailed guidance on new and emerging risk areas to assist business areas;
–Assessing, adapting, and responding to new and emerging financial crime threats and typologies;
–Assessing lessons and read across from regulatory enforcements and Dear CEO letters, identifying actions required to adapt our control framework and taking steps to deliver these;
–Continued delivery of our multi-year Financial Crime Transformation and Customer Remediation Programme, modernising the technology and data estate, better connecting operations and controls, and automating client due diligence processes, as well as systematically reviewing and updating our existing client records in line with due diligence requirements;
–The maturation of the dedicated Financial Crime operations, increasing in capacity and capability, uplifting specialist role competencies through the Anti-Financial Crime (AFC) Training Academy, enhancing the skill sets, knowledge and qualifications of key staff; and
–Investing in additional specialist resources for our second line of defence financial crime compliance function, as the function continues to develop.
We take a proactive approach to engagement with the FCA, our industry colleagues and HM Government, including through our participation in the Economic Crime Reform Program. This external engagement helps inform our internal policies and forward-looking strategies. We continued to play a proactive role in supporting the Government Economic Crime Action Plan, as a member of the Economic Crime Strategic Board and also inputting into reviews of legislation and other government policy initiatives relating to economic crime and beyond. We also continue to participate in external partnerships of a more operational nature, such as the Joint Money Laundering Intelligence Task Force and the Public Partnership Threat Group as well working with Non-Profit Organisations on specific topics including anti-corruption, human trafficking, and anti-slavery.

Annual Report 2021	Santander UK Group Holdings plc 187

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

LEGAL RISK
Legal risk includes the legal consequences of operational risk, such as breach of contract, and operational risk with legal origins, such as a legally defective contract. We manage legal risk as a standalone risk type to reflect the continued pace and breadth of regulatory change across financial services.
We define legal risk as losses or impacts arising from legal deficiencies in contracts or failure to:
–Take appropriate measures to protect assets
–Manage legal disputes appropriately
–Assess, implement or comply with law or regulation
–Discharge duties or responsibilities created by law or regulation.

Legal risk management	Description
Risk appetite	We should aim to make decisions and operate in a way that does not lead to legal risk. We apply robust controls to manage these risks and we have a low tolerance for residual legal risk.
Risk measurement	Due to the close links between our legal and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures have a legal risk impact.
Risk mitigation	The Legal teams provide specialist advice and support to all business units to ensure we effectively manage legal risk. They help to implement a strong legal risk culture throughout our business using guidelines, templates, policies and procedures and specific support on a product, service, transaction or arrangement basis and decide whether legal advice should be sourced internally or externally.
Risk monitoring and reporting	An internal legal risk reporting framework is in place to provide visibility of the Santander UK-wide legal risk profile. We provide regular updates of our key legal risks, issues or breaches, to senior management and the Board through our Legal & Regulatory Division. This is in addition to reports issued by the business.

2021 compared to 2020
Our legal risk profile remained heightened but broadly stable in 2021, reflecting the high number and value of legal risks that continue to be managed.
We delivered the compliance frameworks for future business in relation to Brexit and continued to monitor the evolution of the post-Brexit regulatory environment throughout 2021. The Breathing Space regulations were successfully implemented in accordance with legislative timescales. Legal risks related to LIBOR cessation abated through 2021, as our work in this area progressed. At the end of 2021, we had transitioned, terminated or disposed of most of our GBP LIBOR contracts, with substantially all the residual positions moving to synthetic LIBOR pursuant to the Critical Benchmarks (References and Administrators’ Liability) Act 2021. We continue to take steps to transition the remaining GBP LIBOR contracts and prepare for the cessation of USD LIBOR from 30 June 2023. For more details, see Note 42 to the Consolidated Financial Statements. We have considered the implications of the Pension Schemes Act 2021 and the National Security and Investment Act 2021 for our business and taken steps to enable compliance with their requirements.
Nevertheless, legal risks continued to emerge and develop throughout 2021. The Schrems-II decision in 2021 rendered invalid the use of the Privacy Shield for transfer of personal data to the US making transfers relying on the Privacy Shield unlawful. Work continues to align all outsourcing and material contracts to ensure EBA compliance together with PRA/FCA prescribed requirements on operational resiliency and continuity. With respect to EBA compliance there is a risk that not all contracts will have been amended by 31 March 2022. There is an increased focus on the legal risks related to climate change and we expect to continue to build on our initial review of those risks in 2022. Litigated PPI claim volumes continued to increase and pre-action letters also continued to be received which suggest that this trend will continue into 2022. The publication of the FCA consultation on a proposed Consumer Duty has the potential to materially shift and broaden the duty of care banks already have in the provision of services.
The oversight of external spend was further enhanced in 2021 with the implementation of an automated legal spend tool. This has enabled additional oversight and challenge of all legal spend across the bank.
STRATEGIC AND BUSINESS RISK
Strategic and business risk could impact our long-term success if it caused our business model to become out of date, ineffective, or inconsistent with our goals. This could arise if we:
–Fail to identify threats in our environment, arising from the economy, regulation, competitors and/or changes in technology and customer expectations
–Misjudge our capabilities, or ability to implement our strategy
–Pursue initiatives or acquisitions that do not fit with our business model or miss to capitalise on opportunities we could benefit from.

Strategic and business risk management	Description
Risk appetite	We have a low to moderate appetite for strategic and business risk. This limits the risks we are prepared to take to achieve our strategic objectives and is aligned to our balanced, customer-centric business model.
Risk measurement	Our Board and senior management regularly review potential risks in our operations and plans to ensure we stay within risk appetite.
Risk mitigation	We manage strategic and business risk by having a clear and consistent strategy that takes account of external factors and our own capabilities. We have an effective planning process which ensures we refine, strengthen, and adapt our strategy to reflect changes in the environment and other key risks and opportunities.
Risk monitoring and reporting	We closely track our business environment, including long-term trends that might affect us in the future. As part of this, we report a range of indicators. These include our KPIs as set out in the ‘Strategic report’.

Annual Report 2021	Santander UK Group Holdings plc 188

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

2021 compared to 2020
Our business environment is always changing, and this affects how we do business. The effects of Covid-19 persisted in early part of 2021, though the outlook started to improve as restrictions eased and businesses opened. Throughout the Covid-19 pandemic, our top priority has been to support the welfare of our people, our customers and our communities. As the economy opened up, we worked with our customers and provided the support that they needed at that time such as mortgages and recovery loans. We have continued to enhance our online services to ensure our customers have access to their accounts and services as per their convenience while continuing to provide important services face to face, especially for our vulnerable customers. As UK’s leading full-service challenger bank, with a resilient balance sheet and track record of consistent profitability, we believe we are well placed to delivery on our strategic priorities as we push our way forward through the Covid-19 pandemic.
Competitive pressures have continued in 2021, driven largely by established players. Technology-led entrants have received a boost as a result of the Covid-19 pandemic and continued to make progress, threatening to disrupt the market in the longer term. We expect these trends to continue in 2022. However, we believe our customer-focused business model and strategy, alongside our adaptable and innovative approach, will support our continued success.
Key to our strategy is being a sustainable and responsible business. We are committed to playing our part in helping the UK transition to net zero economy. Banco Santander group have committed to eliminate all exposure to thermal coal mining and no longer provide financial services to power generation clients with more than 10% of their revenue coming from thermal coal by 2030. Our Corporate & Commercial Bank supported companies involved in delivering sustainable energy solutions and social housing by providing £1.6bn of facilities.
Overall, we remain focused on supporting customer needs, building customer loyalty, improving efficiency and transforming the business for success, while continuing to progress with our agenda to tackle climate change. For more on this, see the ‘Strategic report’.
REPUTATIONAL RISK
Potential reputational risks can arise from many factors, both internal and external. We seek to manage our reputation proactively, underpinned by our aim to be a responsible bank, and through our reputational risk framework. This enables us to adopt an active approach to managing and where possible preventing and mitigating reputational risks in a broad range of areas, including corporate governance, supplier management and the treatment and behaviour of our customers. We also consider external factors such as the macro environment and the overall performance of the sector.
Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Reputational risk management	Description
Risk appetite	We have a low appetite for reputational risk, which is agreed by the Board at least each year. We express it in terms of the risk measures set out below.
Risk measurement	We assess our exposure to reputational risk daily. We base this on expert judgement and analysis of social, print, and broadcast media, and the views of political and market commentators. We also commission independent third parties to analyse our activities and those of our UK peers to identify significant reputational events, or a prolonged decline in our reputation and any sector level or thematic issues that may impact our wider business. We also measure the perception of Santander UK amongst key stakeholder groups through regular interactions and perform annual reviews of staff sentiment.
Risk mitigation	Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product assessments. Our Corporate Communications and Responsible Banking, Legal and Regulatory Affairs and Marketing team helps our business units to mitigate the risk and agree action plans as needed. They do this as part of their role to monitor, build and protect our reputation and brand.
Risk monitoring and reporting	We monitor and report reputational risks and issues on a timely basis. Our Reputational Risk Forum reviews, monitors and escalates to Board level key decisions on reputational risks. It also has regular and ad-hoc meetings to discuss the risks we face. We escalate them to the ERCC and Board Responsible Banking Committee, as needed. Our Corporate Communications and Responsible Banking, Legal and Regulatory Affairs and Marketing teams also reports regularly to our Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.
Our Reputational Risk and Environmental, Social and Climate Change (ESCC) Risk policies define how we create long-term value while managing those risks. Our policies cover Oil & Gas, Power Generation & Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for Coal-fired power plants (CFPP) projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
2021 compared to 2020
In 2021, our key reputational risks continued to lie in our response to the Covid-19 pandemic. To manage this, we regularly and proactively shared information with key external stakeholders on the numerous actions we took to support customers, colleagues and communities over the course of the year. Particular areas of external focus included our participation in the UK Government's Coronavirus Loan Schemes for businesses, our support for customers facing financial difficulties and our ability to provide daily services from the branch network, contact centres and our online platforms.
We also worked to minimise the reputational impact of operational resilience issues, including the significant system outage we experienced in May 2021, through timely, clear and transparent communication with customers and stakeholders.
Our Reputational Risk Forum continued to meet regularly to discuss our emerging and material risks, bringing together senior representatives from across the business, alongside the use of our formal Reputational Risk Register. This ensured that reputational risk is a leading consideration with the ERCC and the Board Responsible Banking Committee. This maintains the visibility and discussion of reputational risk issues at Board level.

Annual Report 2021	Santander UK Group Holdings plc 189

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

MODEL RISK
Models typically analyse data to look for relationships, formulating a methodology with a set of assumptions and parameters. Generally, we consider a model to be any method that relies on assumptions to produce estimates of uncertain outcomes. Our key model risks arise from weaknesses and limitations in our models, or the incorrect use of a model. They include risks stemming from model data, systems, development, performance and governance. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests. Increased regulatory standards influence how we manage and control model risk.

Model risk management	Description
Risk appetite	We express our model risk appetite through risk assessments of our key risk models. The Board is asked to agree this at least annually.
Risk measurement	We consider both the percentage of models that have been independently assessed, and the outcome of those reviews, in how we measure model risk. All models have several assumptions and in general the more limitations we have for those assumptions, the higher the levels of uncertainty and therefore model risk.
Risk mitigation	We mitigate model risk through controls over how we use models throughout their life. We maintain a central model inventory that includes data on owners, uses and model limitations. We assess how important each model is to our business, and we track and resolve actions from independent reviews. We also maintain a clear approval path for new models and changes to existing models.
Risk monitoring and reporting	We report model risks and issues using management and control forums. We escalate issues to the ERCC when needed, or if our risk appetite is breached or showing adverse trends that could lead to future issues.

2021 compared to 2020
We maintain a risk-based approach to management and control. For example, we focus our model monitoring and independent model reviews on our more material models, such as those for credit losses or those with specific regulatory standards defined.
We have started to assess in more detail the impacts of Covid-19 on our models. This is now possible given that we have nearly two years of data available. For the most part models continue to perform in line with expectations, with more minor adjustments required in those areas where models are looking at a shorter time horizon.
A significant portion of 2021 development and implementation time was geared towards regulatory models focusing on capital adequacy. These models have been updated to ensure compliance with regulatory technical standards published by various banking regulators. This trend will continue over the next 2 years in line with supervisory plans and expectations.
The methodology teams also worked on new models for IFRS 9 reporting, with a focus on residential real estate and commercial lending. The new models are designed to be easier to run and improve the overall control environment. They will also enable us to eliminate some long-standing post model adjustments required to account for limitations in prior models.
Changes to models resulting from the cessation of LIBOR completed in line with plans. All model updates were governed in line with the complexity of change and the materiality of underlying models. This meant changes to models in all areas of the bank, for example traded market risk, non-traded market risk, credit risk and pension risk.
During 2021 there was also a focus on models used to help support the Bank of England climate change stress test. These were new types of models with much lengthier forecast horizons. There is an expectation of further work in this area over the coming years.
We have updated our toolsets to help manage and control model risk, implementing a good quality piece of software that supports the end-to-end model risk lifecycle. The new tool provides a register for all models and their uses, new automated reporting capabilities and governance workflow. The tool is already accessed by over 100 users across Santander UK and has full traceability to support any internal or external audits.

Annual Report 2021	Santander UK Group Holdings plc 190

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial review
	Contents
Critical factors affecting results	Income statement review	192
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
Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in ‘Critical Judgements and Accounting Estimates’ in Note 1 to the Consolidated Financial Statements.	Summarised Consolidated Income Statement	192
	Profit before tax by segment	193
	Balance sheet review	194
	Summarised Consolidated Balance Sheet	194
	Customer balances	195
	Cash flows	197
	Summarised Consolidated Cash Flow Statement	197
	Capital and funding	198
	Liquidity	198
	Alternative Performance Measures (APMs)	199

Annual Report 2021	Santander UK Group Holdings plc 191

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT

	2021	2020(2)
	£m	£m
Net interest income	3,997	3,381
Non-interest income(1)	547	454
Total operating income	4,544	3,835
Operating expenses before credit impairment write-backs/losses, provisions and charges	(2,540)	(2,425)
Credit impairment write-backs/ (losses)	233	(639)
Provisions for other liabilities and charges	(379)	(263)
Total operating credit impairment write-backs/losses, provisions and charges	(146)	(902)
Profit from continuing operations before tax	1,858	508
Tax on profit from continuing operations	(485)	(101)
Profit from continuing operations after tax	1,373	407
Profit/(loss) from discontinued operations after tax	32	31
Profit after tax	1,405	438

Attributable to:
Equity holders of the parent	1,369	402
Non-controlling interests	36	36
Profit after tax	1,405	438
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)Adjusted to reflect the presentation of discontinued operations as set out in Note 43 to the Consolidated Financial Statements.
(3) Non-IFRS measure. See ‘Alternative Performance Measures’ on page 199 for details and a reconciliation to the nearest IFRS measure.
A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.
2021 compared to 2020
Profit from continuing operations before tax was up 266% to £1,858m and adjusted profit from continuing operations before tax(3) was up 233% to £2,193m due to the factors outlined below. By income statement line item, the movements were:
–Net interest income was up 18%, with repricing actions on the 1I2I3 Current Account and other deposits offsetting 2020 base rate cuts and back book mortgage margin pressure, including £1.9bn net attrition on SVR and Follow on Rate products (2020: £1.8bn). When adjusted for £44m mortgage accounting treatment in 2020, net interest income(3) increased 20%.
–Non-interest income was up 20%, with the gain on sale of our UK head office in Q2 2021 partially offset by significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts. When adjusted for the £73m property gains on sale and operating lease depreciation of £81m (2020: £92m), non-interest income(3)increased 9% largely due to higher Consumer Finance income offset by the implementation of regulatory changes to overdrafts.
–Operating expenses before credit impairment write-backs/losses, provisions and charges up 5% largely related to the transformation programme including the closure of 111 branches and 40% reduction in head office space. When adjusted for transformation programme costs of £278m (2020: £105m) and operating lease depreciation of £81m (2020: £92m), and £24m of charges related to Covid-19 in 2020, operating expenses(3) fell 1% reflecting continued efficiency savings.
–Credit impairment write-backs of £233m were largely due to net releases related to the improved economic outlook and Covid-19 PMAs. In 2020 we made a significant charge for Covid-19 related PMAs. New to arrears flows and Stage 3 defaults remain low as all portfolios continue to perform resiliently. Notable changes in ECL are outlined in the Credit risk section of the Risk review.
–Provisions for other liabilities and charges increased 44% to £379m, largely related to the transformation programme. When adjusted for transformation programme charges of £130m (2020: £66m) provisions for other liabilities and charges(3) were up 26% which included customer remediation and fraud charges linked to a rise in scams seen in 2021. On 25 December 2021 a system scheduling issue caused the duplication of £130m of payments, these have largely been recovered with non-material amounts outstanding.
–Tax on profit from continuing operations increased to £485m driven by a higher profit. The effective tax rate of 26.1% (2020: 19.9%) was higher as the proportion of profits subject to the bank surcharge increased.

Profit from discontinued operations after tax of £32m (2020: £31m) relates to the Corporate & Investment Banking business. In 2021 this comprised the profit before tax of the discontinued operations of £44m (2020: £44m ) and a tax charge of £12m (2020: £13m).
Please refer to the Financial review section of our Annual Report on Form 20-F for the year ended 31 December 2020 for a comparative discussion of 2020 financial results compared to 2019.

Annual Report 2021	Santander UK Group Holdings plc 192

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

PROFIT BEFORE TAX BY SEGMENT
Continuing operations
The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 2 to the Consolidated Financial Statements.

	Retail Banking(2)	Consumer Finance(2)	Corporate & Commercial Banking	Corporate Centre	Total

2021	£m	£m	£m	£m	£m
Net interest income/(expense)	3,374	233	401	(11)	3,997
Non-interest income(1)	201	178	109	59	547
Total operating income	3,575	411	510	48	4,544
Operating expenses before credit impairment write-backs, provisions and charges	(1,703)	(163)	(365)	(309)	(2,540)
Credit impairment write-backs	98	33	91	11	233
Provisions for other liabilities and charges	(187)	4	(34)	(162)	(379)
Total operating credit impairment write-backs, provisions and charges	(89)	37	57	(151)	(146)
Profit from continuing operations before tax	1,783	285	202	(412)	1,858

2020(3)
Net interest income/(expense)	2,758	264	363	(4)	3,381
Non-interest income(1)	245	127	94	(12)	454
Total operating income/(expense)	3,003	391	457	(16)	3,835
Operating expenses before credit impairment losses, provisions and charges	(1,792)	(166)	(324)	(143)	(2,425)
Credit impairment losses	(264)	(44)	(294)	(37)	(639)
Provisions for other liabilities and charges	(160)	(8)	(6)	(89)	(263)
Total operating credit impairment losses, provisions and charges	(424)	(52)	(300)	(126)	(902)
Profit from continuing operations before tax	787	173	(167)	(285)	508
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)The segmental basis of presentation has changed following a management review of our structure. Segmental income statements and customer balances for 2020 have been restated to reflect the resegmentation of the Retail Banking segment into the Retail Banking and Consumer Finance segments. See Note 2 to the Consolidated Financial Statements.
(3)Adjusted to reflect the presentation of discontinued operations as set out in Note 43 to the Consolidated Financial Statements.
2021 compared to 2020
–For Retail Banking, profit increased due to growth in mortgage lending, higher mortgage early redemption charges, improved margin reflecting interest rate changes on the 1I2I3 Current Account and lower funding costs as well as credit impairment write-backs.
–For Consumer Finance, profit increased reflecting an increase in the residual value of cars, lower funding costs and credit impairment write-backs, partially offset by the impact of the sale of our PSA shareholding.
–For Corporate & Commercial Banking, profit increased due to lower customer deposit rates, higher fee income and credit impairment write-backs.
–For Corporate Centre, loss increased due to higher transformation programme spending.

Annual Report 2021	Santander UK Group Holdings plc 193

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Balance sheet review
SUMMARISED CONSOLIDATED BALANCE SHEET

	2021	2020
	£m	£m
Assets
Cash and balances at central banks	50,494	43,537
Financial assets at fair value through profit or loss	2,396	4,285
Financial assets at amortised cost	228,134	234,944
Financial assets at fair value through other comprehensive income	5,851	8,950
Interest in other entities	201	172
Property, plant and equipment	1,555	1,740
Retirement benefit assets	1,573	496
Tax, intangibles and other assets	3,472	4,940
Total assets	293,676	299,064
Liabilities
Financial liabilities at fair value through profit or loss	1,822	3,354
Financial liabilities at amortised cost	272,302	276,144
Retirement benefit obligations	37	403
Tax, other liabilities and provisions	3,137	2,918
Total liabilities	277,298	282,819
Equity
Total shareholders’ equity	16,143	15,848
Non-controlling interests	235	397
Total equity	16,378	16,245
Total liabilities and equity	293,676	299,064
A more detailed Consolidated Balance Sheet is contained in the Consolidated Financial Statements.
2021 compared to 2020

Assets
Cash and balances at central banks
Cash and balances at central banks increased by 16% to £50,494m at 31 December 2021 (2020: £43,537m). This was driven by cash inflows generated from an increase in our drawdown of TFSME, the sale and maturity of sovereign debt securities held in our liquid asset portfolio, lower net reverse repurchase agreements and a reduction in corporate lending (outside the Government's Coronavirus loan schemes) and non-mortgage related retail lending partially offset by net cash outflows from the issue, maturity and buyback of debt securities and an increase in mortgage lending.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss decreased by 44% to £2,396m at 31 December 2021 (2020: £4,285m), mainly due to a £2.4bn decrease in exchange rate and interest rate derivative contracts held for hedging.
Financial assets at amortised cost
Financial assets at amortised cost decreased by 3% to £228,134m at 31 December 2021 (2020: £234,944m), largely driven by a £6.9bn decrease in reverse repurchase agreements driven by normal business activities, a reduction in corporate lending (outside the Government's Coronavirus loan schemes), non-mortgage related retail lending and the maturity of UK Government Gilts partially offset by an increase in mortgage lending.
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income decreased by 35% to £5,851m at 31 December 2021 (2020: £8,950m) mainly due to a decrease in Japanese government bonds and other bonds.
Property, plant and equipment
Property, plant and equipment decreased by 11% to £1,555m at 31 December 2021 (2020: £1,740m) reflecting freehold and leasehold property sales including the sale of our London head office.
Retirement benefit assets
Retirement benefit assets increased by 217% to £1,573m at 31 December 2021 (2020: £496m). This was mainly due to actuarial gains in the year driven by an increase in the discount rate and positive returns on assets partially offset by actuarial losses due to higher inflation.
Tax, intangibles and other assets
Tax, intangibles and other assets decreased by 30% to £3,472m at 31 December 2021 (2020: £4,940m), mainly due to hedge adjustments resulting from an increase in the 5-year GBP SONIA rate over the year.

Annual Report 2021	Santander UK Group Holdings plc 194

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Liabilities
Financial liabilities at amortised cost
Financial liabilities at amortised cost decreased by 1% to £272,302m at 31 December 2021 (2020: £276,144m). This was mainly due to maturities and buybacks across a range of debt securities partially offset by new issuances of £12.1bn, a decrease in non-trading repurchase agreements as part of normal business activities of £4.1bn, and a reduction in customer time deposits and other customer deposits partially offset by a £14.0bn increase in TFSME related time deposits by banks, increases in current, demand and savings accounts and decreased cash collateral.
Retirement benefit obligations decreased by 91% to £37m at 31 December 2021 (2020: £403m). This was due to actuarial gains over the year driven by an increase in the discount rate and positive returns on assets partially offset by actuarial losses due to higher inflation. In 2021, all remaining sections in deficit in the defined benefit scheme moved into surplus, leaving only the unfunded pension and post-retirement medical benefit arrangements.

Equity
Total shareholders’ equity
Total shareholders’ equity increased by 2% to £16,143m at 31 December 2021 (2020: £15,848m). This increase was principally due to retained profits for the period, pension remeasurement partially offset by the net redemption of other equity instruments, decreases in the fair value of cash flow hedges, and dividends paid including the payment of an additional ordinary dividend (on top of the ordinary dividend based on 50% of retained profits for the year) reflecting the capital allocated to the Corporate & Investment Banking business and PSA shareholding transferred.

CUSTOMER BALANCES
Consolidated
(1)

	2021	2020
	£bn	£bn
Customer loans	210.6	210.4
Other assets	83.1	88.7
Total assets	293.7	299.1
Customer deposits	192.2	191.7
Total wholesale funding	65.4	63.2
Other liabilities	19.8	28.0
Total liabilities	277.4	282.9
Shareholders' equity	16.1	15.8
Non-controlling interest	0.2	0.4
Total liabilities and equity	293.7	299.1

Further analyses of credit risk on customer loans, and on our funding strategy, are included in the Credit risk and Liquidity risk sections of the Risk review.
2021 compared to 2020
–Customer loans increased £0.2bn, with £7.5bn net mortgage lending (£33.6bn of gross lending) largely offset by £6.0bn of asset sales and transfer of the CIB segment, a significant part of which was moved to SLB under a Part VII banking business transfer scheme, which completed on 11 October 2021. The residual parts of CIB were wound down or transferred to other segments during 2021.
–Customer deposits increased £0.5bn, with growth in Retail Banking, CCB and Corporate Centre partially offset by the transfer of CIB. 1I2I3 Current Account balances grew to £58bn (2020: £57bn) despite repricing actions taken during 2020 and 2021.
–Other assets and other liabilities fell, primarily reflecting our approach to liquidity management during 2021.
Customer loans by segment

	2021	2020
	£bn	£bn
Retail Banking	185.6	178.5
Consumer Finance	5.0	8.0
CCB [1]	17.0	17.6
Corporate Centre [2]	3.0	3.5
CIB	—	2.8
Total	210.6	210.4
(1) CCB customer loans includes £4.4bn of CRE loans (2020: £5.0bn).
(2) Corporate centre customer loans includes Social Housing lending of £2.2bn (2020: £3.0bn).

Annual Report 2021	Santander UK Group Holdings plc 195

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Customer deposits by segment

	2021	2020
	£bn	£bn
Retail Banking	157.0	152.2
CCB customer	25.6	25.0
Corporate Centre [1]	9.6	8.0
CIB	—	6.5
Total	192.2	191.7
(1) Corporate centre customer deposits include Crown Dependencies deposits of £6.0bn (2020: £6.0bn).
Retail Banking customer loans and customer deposits by portfolio

	2021	2020
	£bn	£bn
Mortgages	177.3	169.8
Business banking	3.5	3.9
Other unsecured lending	4.8	4.8
Retail Banking customer loans	185.6	178.5
Current accounts	80.7	75.6
Savings	57.8	57.4
Business banking accounts	13.1	13.4
Other retail products	5.4	5.8
Retail Banking customer deposits	157.0	152.2

Corporate loans by segment

	2021	2020
	£bn	£bn
Retail Banking (primarily BBLS through Business Banking)	3.5	3.9
CCB	17.0	17.6
Corporate Centre (primarily Social Housing)	2.3	3.2
CIB	—	2.8
Total	22.8	27.5

Annual Report 2021	Santander UK Group Holdings plc 196

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Cash flows
SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2021	2020
	£m	£m
Net cash flows from operating activities	12,748	17,192
Net cash flows from investing activities	3,075	6,631
Net cash flows from financing activities	(12,643)	(8,029)
Change in cash and cash equivalents	3,180	15,794

A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2021 and 2020 were as follows:
In 2021, the net cash inflows from operating activities of £12,748m resulted from net cash inflows generated from profits in the year and higher customer deposits, partially offset by a decrease in repurchase agreements. The net cash inflows from investing activities of £3,075m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash outflows from financing activities mainly reflected net cash outflows relating to debt securities in issue. These resulted in cash and cash equivalents increasing by £3,180m in the year.
In 2020, the net cash inflows from operating activities of £17,192m resulted from net cash inflows generated from profits in the year and higher customer deposits, offset by additional retail and corporate lending. The net cash inflows from investing activities of £6,631m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash outflows from financing activities mainly reflected net cash outflows relating to debt securities in issue. These resulted in cash and cash equivalents increasing by £15,794m in the year.
Cash flow requirements
For details of our cash flow requirements over the next 12 months and in the longer term and how we plan to meet them, see the Liquidity risk section of the Risk review.
Material cash requirements
Our material commitments under commercial contracts at 31 December 2021 were as follows:
–For cash flows and maturities relating to Derivatives, Deposits by customers, Deposits by banks, Debt securities in issue, Subordinated liabilities and Lease obligations, see Note 40 to the Consolidated Financial Statements. The maturities of financial liabilities and off-balance sheet commitments table analyses the maturities of the cash flows based on the remaining period to the contractual maturity date at the balance sheet date. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. For further details, see the Liquidity risk section of the Risk review.
–For details of cash flows and maturities relating to Retirement benefit obligations including employer contributions and funding see Note 30 to the Consolidated Financial Statements.
–Purchase obligations: We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations. Total purchase obligations, all of which are due within 1 year, totalled £447m.

Annual Report 2021	Santander UK Group Holdings plc 197

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Capital and funding

	2021	2020
	£bn	£bn
Capital
CET1 capital	10.8	11.1
Total qualifying regulatory capital	14.7	15.4
CET1 capital ratio	15.9%	15.2%
Total capital ratio	21.6%	21.1%
UK leverage ratio	5.2%	5.1%
Risk-weighted assets	68.1	72.9
UK leverage exposure	246.3	259.0
Funding
Total wholesale funding and AT1	67.8	65.7
–of which with a residual maturity of less than one year	10.2	21.1

Liquidity

	2021	2020
	£bn	£bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	166%	150%
LCR eligible liquidity pool	51.4	51.5
Santander Financial Services (SFS)
LCR	206%	165%
LCR eligible liquidity pool	2.8	2.8

Further analysis of capital, funding and liquidity is included in the Capital risk and Liquidity risk sections of the Risk review.
2021 compared to 2020

–CET1 capital ratio increased 70 basis points to 15.9%, 590bps above the MDA threshold, largely due to lower RWAs and retained profit.
–The UK leverage ratio improved 10bps to 5.2%, 160bps above regulatory minimum, largely due to lower assets.
–CET1 capital ratio includes a benefit of c20bps and UK leverage ratio c5bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statements PS17/21 on the Implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.
–Total capital ratio increased by c50bps to 21.6%, with lower RWA and retained profits offsetting the reduction in AT1 securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.
–We drew further on TFSME in Q4 2021, with £31.9bn outstanding at the year-end. We repaid all TFS outstanding. We issued £2.8bn of MREL eligible senior unsecured securities. Wholesale funding costs improved in 2021 with buy backs and maturities being refinanced at lower cost.
–The RFB DoLSub LCR of 166% increased (2020: 150%) and remains significantly above regulatory requirements.
–We paid £1,346m interim ordinary share dividends related to 2021 profit and an assessment of capital surpluses (2020: £103m). Dividends were paid in line with our dividend policy following review and approval by the Santander UK Board.
–Our structural hedge position remained broadly stable at circa £103bn, with an average duration of circa 2.6 years.
–RWA reduced circa £6bn following a sale of our PSA shareholding to PSA Financial Services Spain, the transfer of Corporate & Investment Banking to the London branch of Banco Santander SA, the sale of our London head office and the sale of a £0.6bn retail mortgage portfolio. These sales and transfers reduced customer loans by £6.0bn.

Annual Report 2021	Santander UK Group Holdings plc 198

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Alternative Performance Measures (APMs)
In addition to the financial information prepared under IFRS, this Annual Financial Report contains non-IFRS financial measures that constitute APMs, as defined in European Securities and Markets Authority (ESMA) guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this Annual Financial Report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.
We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

Adjusted APMs
A description of the Santander UK group’s adjusted APMs, the reasons why management feel they provide useful information, and their calculation are set out below.

Adjusted APM	Description and calculation
Adjusted net interest income	Net interest income adjusted for items management believe to be significant, to facilitate operating performance comparisons from period to period.
Adjusted non-interest income	Non-interest income adjusted for items management believe to be significant, to facilitate operating performance and cost-to-income comparisons from period to period.
Adjusted operating expenses before credit impairment losses, provisions and charges	Operating expenses before credit impairment losses, provisions and charges adjusted for items management believe to be significant, to facilitate operating performance and cost-to-income comparisons from period to period.
Adjusted provisions for other liabilities and charges	Provisions for other liabilities and charges adjusted for items management believe to be significant, to facilitate operating performance comparisons from period to period.
Adjusted profit before tax	Profit before tax adjusted for items management believe to be significant, to facilitate operating performance comparisons from period to period.
Adjusted cost-to-income ratio	Adjusted total operating expenses before credit impairment write-backs/losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.
Adjusted Return on Tangible Equity (RoTE)	Adjusted profit before tax, less tax on profit, attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.
Adjusted Banking NIM	In 2020 we introduced this as a new APM to remove the 2020 positive impact of the accounting change, which is not expected to be repeated and did not occur in earlier periods. It is calculated as adjusted net interest income as a percentage of average customer assets over the period. We consider this metric useful for management and investors as it removes the 2020 positive impact of the accounting change on net interest income.

Annual Report 2021	Santander UK Group Holdings plc 199

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Reconciliation of adjusted APMs to nearest IFRS measure(1)
a) Adjusted profit metrics and average customer assets
Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit from continuing operations before tax are all adjusted for items management believe to be significant, to facilitate operating performance comparisons from period to period.

	Ref.	2021	2020
		£m	£m
Net interest income
Reported	(i)	3,997	3,381
Adjust for accounting treatment of mortgage account fees		—	(44)
Adjusted	(ii)	3,997	3,337

Non-interest income
Reported	(iii)	547	454
Adjust for operating lease depreciation		(81)	(92)
Adjust for net gain on sale of London Head Office and branch properties		(73)	—
Adjusted	(iv)	393	362

Operating expenses before credit impairment write-backs/losses, provisions and charges
Reported	(v)	(2,540)	(2,425)
Adjust for transformation		278	105
Adjust for operating lease depreciation		81	92
Adjust for higher increased expenses as a result of Covid-19		—	24
Adjusted	(vi)	(2,181)	(2,204)

Provisions for other liabilities and charges
Reported		(379)	(263)
Adjust for transformation		130	66
Adjusted		(249)	(197)

Profit from continuing operations before tax
Reported		1,858	508
Specific income, expenses and charges		335	151
Adjusted profit from continuing operations before tax		2,193	659

Average customer assets	(vii)	208,284	204,679
(1) The financial results reflect continuing operations and therefore do not include discontinued operations. Prior period results have been amended accordingly.

The financial results for 2021 and 2020 were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £335m in 2021 and £151m in 2020. The specific income, expenses and charges are outlined below:

–Accounting adjustment
During 2020, we revised the accounting treatment for certain items of mortgage income. Mortgage account fees, which are normally paid at the end of the mortgage and were previously recognised as received in fee income, are now recognised in interest income as part of the effective interest rate method throughout the life of the mortgage to better reflect the requirements of IFRS. In addition, we no longer accrue interest income relating to the period after mortgages revert to the standard variable rate (or equivalent) beyond the incentive period. This better aligns our policy to current practice. The net impact of these changes is not material and comparatives have not been restated.
–Operating lease depreciation
In 2019, we began to adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with growing business volumes largely in consumer (auto) finance.
–Net gain on sale of London head office and branch properties
As previously announced, we are investing £150m into a state-of-the-art new campus in Milton Keynes which will become our UK headquarters. In Q2 2021, we sold our current head office site in Triton Square, London to a wholly owned subsidiary of our parent. The net gain reflects a sale price based on independent valuations and is treated as an adjustment to other operating income, which is included in non-interest income.
–Adjustment for higher increased expenses as a result of Covid-19
In 2020, we introduced an adjustment for Covid-19 expenses as we believe the performance of the business is clearer if we exclude these charges due to the unprecedented nature of the crisis. These costs include higher IT costs, remote network, staff expenses, mail outs and increased site cleaning. These expenses were identified as being incurred as a direct result of Covid-19 actions as the crisis emerged and are not expected to recur.
–Transformation costs and charges
Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.

Annual Report 2021	Santander UK Group Holdings plc 200

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

b) Adjusted Banking NIM
In 2020 we introduced this as a new APM to remove the 2020 positive impact of the accounting change, which is not expected to be repeated. It is calculated as adjusted net interest income as a percentage of average customer assets over the period. We consider this metric useful for management and investors as it removes the positive impact of the 2020 accounting change on net interest income.

	Ref.	2021	2020
		%	%
Banking NIM	(i) divided by (vii)	1.92%	1.65%
Adjusted Banking NIM	(ii) divided by (vii)	1.92%	1.63%

c) Adjusted cost-to-income ratio
Calculated as adjusted total operating expenses before credit impairment write-backs/losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	2021	2020
		%	%
Cost-to-income ratio	(v) divided by the sum of (i) and (iii)	56%	63%
Adjusted cost-to-income ratio	(vi) divided by the sum of (ii) and (iv) (vi) divided by the sum of (ii) and (iv)	50%	60%

d) Adjusted RoTE
Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

		Specific income, expenses and charges	As adjusted

2021	£m	£m	£m
Profit after tax	1,405	244	1,649
Less non-controlling interests of annual profit	(36)		(36)
Profit due to equity holders of the parent (A)	1,369		1,613

		Equity adjustments	As adjusted

2021	£m	£m	£m
Average shareholders' equity	16,312
Less average AT1 securities	(2,216)
Less average non-controlling interests	(316)
Average ordinary shareholders' equity (B)	13,780
Average goodwill and intangible assets	(1,597)
Average tangible equity (C)	12,183	61	12,244

Return on ordinary shareholders’ equity (A/B)	9.9%		—
Adjusted RoTE (A/C)	—		13.2%

Annual Report 2021	Santander UK Group Holdings plc 201

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

		Specific income, expenses and charges	As adjusted

2020	£m	£m	£m
Profit after tax	438	115	553
Less non-controlling interests of annual profit	(36)		(36)
Profit due to equity holders of the parent (A)	402		517

		Equity adjustments	As adjusted

2020	£m	£m	£m
Average shareholders' equity	16,293
Less average AT1 securities	(2,243)
Less average non-controlling interests	(398)
Average ordinary shareholders' equity (B)	13,652
Average goodwill and intangible assets	(1,713)
Average tangible equity (C)	11,939	29	11,968

Return on ordinary shareholders’ equity (A/B)	2.9%		—
RoTE (A/C)	—		4.3%

–Specific income, expenses, charges
Details of these items are outlined in 'a) Adjusted profit metrics and average customer assets' above, with a total impact on profit from continuing operations before tax of £335m. The impact of these items on the taxation charge was £91m and on profit after tax was £244m. Tax is effected at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible.

–Equity adjustments
These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Management does not assess forward-looking ‘Return on ordinary shareholders’ equity' (ROE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS Adjusted RoTE targets for the medium term to an equivalent IFRS measure for ROE is not available without unreasonable efforts.

Annual Report 2021	Santander UK Group Holdings plc 202

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2021	Santander UK Group Holdings plc 203

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Santander UK Group Holdings plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Santander UK Group Holdings plc and its subsidiaries (the “Company”) as of 31 December 2021 and 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in accordance with i) International Financial Reporting Standards as issued by the International Accounting Standards Board, and ii) UK-adopted International Accounting Standards.
Changes in Accounting Principles
As discussed in Note 1 to the consolidated financial statements, in 2019 the company changed the manner in which it accounts for leases and in which it accounts for tax on dividends received on financial instruments classified as equity.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Allowance for expected credit losses for loans and advances to customers
As described in Notes 1 and 13 to the consolidated financial statements, expected credit losses (“ECL”) are recognised for financial assets measured at amortised cost. The measurement of ECL reflects: a probability weighted amount that is determined by evaluating a range of possible outcomes; the time value of money; and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period and requires management to make judgements over the assumptions in determining the estimates. The key judgements made by management in applying the ECL impairment methodology are: (i) forward looking economic scenarios; (ii) probability weights assigned to multiple economic scenarios; (iii) establishing an internal credit risk rating for corporate borrowers; (iv) determining appropriate post-model adjustments: and (v) assessing individual corporate stage 3 exposures. The Company’s ECL was £828 million as of 31 December 2021.
The principal considerations for our determination that performing procedures relating to the allowance for expected credit losses for loans and advances to customers is a critical audit matter are: (i) there was significant judgement by management in determining forward looking economic scenarios and the probability weighting of those scenarios. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the methodology and judgement in assumptions used to determine the allowance; and (ii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for the estimated credit losses. These procedures also included, among others, testing management’s process for estimating expected credit losses through, (i) assessing the reasonableness of the significant assumptions in determining forward looking economic scenarios and probability weights; (ii) evaluating the appropriateness of the models and methodologies used in quantitative calculations, including an appropriate definition of default applied by management; (iii) testing the completeness and accuracy of data inputs to ECL models; (iv) assessing the reasonableness of internal credit risk ratings for corporate borrowers and individually testing corporate stage 3 exposures; (v) assessing the reasonableness of the methods and assumptions used to determine post model adjustments; and (vi) evaluating the appropriateness of the related disclosures. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the models and the reasonableness of the forward looking economic scenarios and probability weight assumptions.

Annual Report 2021	Santander UK Group Holdings plc 204

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Valuation of defined benefit pension surplus
As described in Notes 1 and 30 to the consolidated financial statements, the Company operates a number of defined benefit pension schemes. The fund defined benefit surplus was £1,573 million as of 31 December 2021. The surplus is the net balance of the pension scheme assets over the pension scheme obligations. Management estimates the present value of the defined benefit obligation by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, then discounted to present value. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about life expectancy, inflation and discount rates. The scheme invests in certain assets whose values are not based on market observable data which totaled £3.5 billion as of 31 December 2021. These illiquid assets included investments in unquoted equities, unquoted corporate bonds and other assets not quoted in active markets, as well as investments in property, infrastructure and hedge funds. These illiquid assets are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation, with the exception of directly held property where the underlying asset valuations are prepared by an independent expert, adjusted for any cash movements where necessary since the latest valuation.
The principal considerations for our determination that performing procedures relating to the valuation of the defined benefit pension surplus is a critical audit matter are the significant judgement made by management in determining: (i) the discount rate, inflation and life expectancy assumptions in the valuation of the pension obligations; and (ii) the fair value of the scheme’s illiquid assets due the lack of quoted observable prices and the adjustments for any cash movements since the latest valuation. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the key assumptions including the discount rate, price inflation and life expectancy used to calculate the defined benefit obligation, as well as controls over the valuation of illiquid assets. Testing the valuation of defined benefit pension obligation procedures was assisted by professionals with specialised skills and knowledge and included, among others, developing an independent acceptable range of the demographic and financial assumptions and assessing the appropriateness of the methodologies used by management to determine its assumptions. Additionally, procedures over illiquid assets also included, among others, for directly held property, obtaining independent valuation reports and assessing the appropriateness of the methodology and key assumptions used by the valuer. Our work also included the involvement of professionals with specialised skill and knowledge to assist in evaluating the appropriateness of methodology applied for valuing directly held property. For unquoted equities, unquoted corporate bonds and other assets not quoted in active markets, as well as investments in property, infrastructure and hedge funds, our testing included, among others: (i) obtaining third party confirmation and testing material capital changes in the period between the valuation and the entity’s balance sheet date where there was a time lag. (ii) assessing whether there is evidence which corroborates or contradicts the valuation, such as agreeing Net Asset Value statements from investment managers to audited fund financial statements where they were available, performing back testing of fair values to any recent transactions and reviewing controls reports for the investment managers where available.
Goodwill impairment assessment - personal financial services cash generating unit
As described in Notes 1 and 20 to the consolidated financial statements, the carrying value of goodwill relating to the personal financial services (‘PFS’) cash generating unit (“CGU”) was £1.17 billion as of 31 December 2021. Management undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate. Impairment is required where the book value of goodwill exceeds its recoverable amount. The recoverable amount of the CGU was determined based on its value in use (“VIU”) methodology. The VIU is calculated by discounting management’s cash flow projections for the CGU. The carrying amount of the goodwill is based on the application of judgements including management's planning assumptions considering internal capital allocations needed to support the Company’s strategy, current market conditions and the macro-economic outlook. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Estimates include forecast cash flows for cash generating units, including estimated allocations of regulatory capital, growth rate beyond initial cash flow projections, and discount rates which factor in risk-free rates and applicable risk premiums.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment - personal financial services cash generating unit is a critical audit matter are the significant judgements by management in determining (i) the amount of regulatory capital and carrying amount of the PFS CGU, (ii) the forecast cash flows, (iii) the discount rate and (iv) the growth rate beyond initial cash flow projections assumptions. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s judgements and estimates. In addition, the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) testing management’s process for determining the carrying value of individual CGU including internal capital allocations, (ii) testing the mathematical integrity of the VIU model, (iii) evaluating the reasonableness of the discount rate and the growth rate beyond the initial cash flow projections, (iv) evaluating the reasonableness of the forecasted cash flows including comparing performance in recent years to the budgets and 3 year plans for the equivalent periods to assess the accuracy of the budgeting and forecasting process and (v) assessing the appropriateness of the related disclosures. Professionals with specialised skill and knowledge assisted in the evaluation of the reasonableness of the discount rate, the growth beyond the initial cash flow projections and assessing the determination of the carrying value of the PFS CGU.

Annual Report 2021	Santander UK Group Holdings plc 205

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Legal and regulatory matters
As described in Notes 1, 29 and 31 to the consolidated financial statements, the provision for litigation and other regulatory matters of £166 million includes, among other items, a provision relating to a legal dispute for a specific Payment Protection Insurance (“PPI”) portfolio of complaints. Ongoing factual issues and reviews could impact the timing and amount of any outflows. In addition, there is an ongoing investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions as well as an Financial Conduct Authority (“FCA”) civil regulatory investigation which commenced in July 2017 into compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. Significant judgement may be required when accounting for provisions, including in determining whether a present obligation exists, in assessing the likely outcome of future legal decisions and in estimating the probability, timing, nature and amount of any outflows that may arise from past events. These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters.
The principal considerations for our determination that performing procedures relating to legal and regulatory matters is a critical audit matter are the significant judgement exercised by management in estimating legal and regulatory provisions, specifically for the legal dispute for a specific PPI portfolio of complaints, the German dividend tax arbitrage investigation and the FCA investigation matters. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, obtaining and evaluating letters of audit inquiry from external legal counsel, inquiring with external regulators in relation to certain matters and reviewing management’s correspondence with that regulator, evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome, and evaluating the sufficiency of the group’s disclosures made in relation to each of the matters.

/s/ PricewaterhouseCoopers LLP
London, UK
7 March 2022

We have served as the Company's auditor since 2016.

Annual Report 2021	Santander UK Group Holdings plc 206

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK Group Holdings plc 207

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK Group Holdings plc 208

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK Group Holdings plc 209

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK Group Holdings plc 210

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK Group Holdings plc 211

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK Group Holdings plc 212

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Consolidated Income Statement
For the years ended 31 December

		2021	2020(1)	2019(1)
	Notes	£m	£m	£m
Interest and similar income	3	4,830	5,071	5,872
Interest expense and similar charges	3	(833)	(1,690)	(2,645)
Net interest income		3,997	3,381	3,227
Fee and commission income	4	694	681	1,043
Fee and commission expense	4	(414)	(363)	(416)
Net fee and commission income		280	318	627
Other operating income	5	267	136	178
Total operating income		4,544	3,835	4,032
Operating expenses before credit impairment write-backs/losses, provisions and charges	6	(2,540)	(2,425)	(2,466)
Credit impairment write-backs/ (losses)	8	233	(639)	(198)
Provisions for other liabilities and charges	8	(379)	(263)	(428)
Total operating credit impairment write-backs/losses, provisions and charges		(146)	(902)	(626)
Profit from continuing operations before tax		1,858	508	940
Tax on profit from continuing operations		(485)	(101)	(261)
Profit from continuing operations after tax		1,373	407	679
Profit/(loss) from discontinued operations after tax	43	32	31	30
Profit after tax		1,405	438	709

Attributable to:
Equity holders of the parent		1,369	402	672
Non-controlling interests	34	36	36	37
Profit after tax		1,405	438	709

(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 43.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 213

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Consolidated Statement of Comprehensive Income
For the years ended 31 December

	2021	2020	2019
	£m	£m	£m
Profit after tax	1,405	438	709
Other comprehensive(expense)/income that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
–Change in fair value	(111)	114	147
–Income statement transfers	110	(107)	(147)
–Taxation	(2)	(2)	—
	(3)	5	—
Cash flow hedges:
–Effective portion of changes in fair value	(875)	974	(864)
–Income statement transfers	357	(803)	1,021
–Taxation	142	(53)	(40)
	(376)	118	117
Currency translation on foreign operations	—	—	(3)
Net other comprehensive (expense)/income that may be reclassified to profit or loss subsequently	(379)	123	114
Other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
–Change in fair value	1,263	(505)	(523)
–Taxation	(419)	133	131
	844	(372)	(392)
Own credit adjustment:
–Change in fair value	—	(3)	(77)
–Taxation	—	—	19
	—	(3)	(58)
Net other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently	844	(375)	(450)
Total other comprehensive income/(expense) net of tax	465	(252)	(336)
Total comprehensive income	1,870	186	373

Attributable to:
Equity holders of the parent	1,834	152	334
Non-controlling interests	36	34	39
Total comprehensive income	1,870	186	373

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 214

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Consolidated Balance Sheet
At 31 December

		2021	2020
	Notes	£m	£m
Assets
Cash and balances at central banks		50,494	43,537
Financial assets at fair value through profit or loss:
–Derivative financial instruments	11	1,720	3,451
–Other financial assets at fair value through profit or loss	12	676	834
Financial assets at amortised cost:
–Loans and advances to customers	13	213,525	212,178
–Loans and advances to banks		1,420	2,004
–Reverse repurchase agreements – non trading	16	12,683	19,599
–Other financial assets at amortised cost	17	506	1,163
Financial assets at fair value through other comprehensive income	18	5,851	8,950
Interests in other entities	19	201	172
Intangible assets	20	1,545	1,649
Property, plant and equipment	21	1,555	1,740
Current tax assets		351	271
Retirement benefit assets	30	1,573	496
Other assets		1,576	3,020
Total assets		293,676	299,064
Liabilities
Financial liabilities at fair value through profit or loss:
–Derivative financial instruments	11	1,019	1,920
–Other financial liabilities at fair value through profit or loss	22	803	1,434
Financial liabilities at amortised cost:
– Deposits by customers	23	192,914	193,088
–Deposits by banks	24	33,862	20,973
–Repurchase agreements – non trading	25	11,718	15,848
–Debt securities in issue	26	31,580	43,679
–Subordinated liabilities	27	2,228	2,556
Other liabilities	28	2,198	2,343
Provisions	29	366	468
Deferred tax liabilities		573	107
Retirement benefit obligations	30	37	403
Total liabilities		277,298	282,819
Equity
Share capital	32	7,060	7,060
Other equity instruments	33	2,191	2,241
Retained earnings		6,754	6,030
Other reserves		138	517
Total shareholders’ equity		16,143	15,848
Non-controlling interests	34	235	397
Total equity		16,378	16,245
Total liabilities and equity		293,676	299,064

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on1 March 2022 and signed on its behalf by:

Nathan Bostock	Madhukar Dayal
Chief Executive Officer	Chief Financial Officer
Company Registered Number: 08700698

Annual Report 2021	Santander UK Group Holdings plc 215

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Consolidated Cash Flow Statement(1)
For the years ended 31 December

	2021	2020	2019
	£m	£m	£m
Cash flows from operating activities
Profit after tax	1,405	438	709
Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation	506	570	545
– Provisions for other liabilities and charges	383	274	443
– Impairment losses	(228)	672	238
– Corporation tax charge	497	114	272
– Other non-cash items	(244)	93	(345)
– Pension charge/(credit) for defined benefit pension schemes	38	38	35
	952	1,761	1,188
Net change in operating assets and liabilities:
– Cash and balances at central banks	(64)	(152)	(84)
– Derivative assets	1,731	(88)	1,959
– Other financial assets at fair value through profit or loss	1,143	1,561	1,637
– Loans and advances to banks and customers	(960)	(5,421)	(605)
– Reverse repurchase agreements - non trading	7,024	3,924	(5,044)
– Other assets	327	(343)	240
– Deposits by banks and customers	12,747	20,812	2,225
– Repurchase agreements - non trading	(7,550)	(2,959)	5,943
– Derivative liabilities	(902)	211	115
– Other financial liabilities at fair value through profit or loss	(1,109)	(1,618)	(959)
– Debt securities in issue	(330)	(202)	(548)
– Other liabilities	(608)	(937)	(545)
	11,449	14,788	4,334
Corporation taxes paid	(418)	(161)	(309)
Effects of exchange rate differences	(640)	366	(1,445)
Net cash flows from operating activities	12,748	17,192	4,477
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(615)	(378)	(510)
Proceeds from sale of property, plant and equipment and intangible assets	437	166	108
Purchase of financial assets at amortised cost and financial assets at FVOCI	(1,256)	(3,015)	(5,013)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI	4,509	9,858	8,300
Net cash flows from investing activities	3,075	6,631	2,885
Cash flows from financing activities
Issue of other equity instruments	450	—	500
Issuance costs of other equity instruments	—	—	—
Issue of debt securities and subordinated notes	2,853	5,599	4,145
Issuance costs of debt securities and subordinated notes	(6)	(13)	(15)
Repayment of debt securities and subordinated notes	(13,728)	(13,287)	(7,969)
Disposal of non-controlling interests	(181)	—	(14)
Repurchase of other equity instruments	(500)	—	(304)
Dividends paid on ordinary shares	(1,346)	(103)	(262)
Dividends paid on other equity instruments	(143)	(147)	(142)
Dividends paid on non-controlling interests	(17)	(32)	(30)
Principal elements of lease payments	(25)	(46)	(55)
Net cash flows from financing activities	(12,643)	(8,029)	(4,146)
Change in cash and cash equivalents	3,180	15,794	3,216
Cash and cash equivalents at beginning of the year	50,206	34,367	31,204
Effects of exchange rate changes on cash and cash equivalents	(19)	45	(53)
Cash and cash equivalents at the end of the year	53,367	50,206	34,367
Cash and cash equivalents consist of:
Cash and balances at central banks	50,494	43,537	26,395
Less: regulatory minimum cash balances	(935)	(871)	(720)
	49,559	42,666	25,675
Other cash equivalents: Loans and advances to banks - Non trading	1,270	1,690	2,209
Other cash equivalents: Reverse repurchase agreements	2,538	5,850	6,483
Cash and cash equivalents at the end of the year	53,367	50,206	34,367
(1) For more information on cash flows and amounts restated see Note 35.
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 216

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Consolidated Statement of Changes in Equity
For the years ended 31 December

			Other reserves					Non-controlling interests
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
							Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	7,060	2,241	29	486	2	6,030	15,848	397	16,245
Profit after tax	—	—	—	—	—	1,369	1,369	36	1,405
Other comprehensive (expense)/income, net of tax:
– Fair value reserve (debt instruments)	—	—	(3)	—	—	—	(3)	—	(3)
– Cash flow hedges	—	—	—	(376)	—	—	(376)	—	(376)
– Pension remeasurement	—	—	—	—	—	844	844	—	844
Total comprehensive income	—	—	(3)	(376)	—	2,213	1,834	36	1,870
Issue of other equity instruments	—	450	—	—	—	—	450	—	450
Disposal of non-controlling interests	—	—	—	—	—	—	—	(181)	(181)
Repurchase of other equity instruments	—	(500)	—	—	—	—	(500)	—	(500)
Other	—	—	—	—	—	—	—	—	—
Dividends on ordinary shares	—	—	—	—	—	(1,346)	(1,346)	—	(1,346)
Dividends on other equity instruments	—	—	—	—	—	(143)	(143)	—	(143)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 31 December 2021	7,060	2,191	26	110	2	6,754	16,143	235	16,378

At 1 January 2020	7,060	2,241	24	368	2	6,251	15,946	395	16,341
Profit after tax	—	—	—	—	—	402	402	36	438
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—	5	—	—	—	5	—	5
– Cash flow hedges	—	—	—	118	—	—	118	—	118
– Pension remeasurement	—	—	—	—	—	(370)	(370)	(2)	(372)
– Own credit adjustment	—	—	—	—	—	(3)	(3)	—	(3)
Total comprehensive income	—	—	5	118	—	29	152	34	186
Dividends on ordinary shares	—	—	—	—	—	(103)	(103)	—	(103)
Dividends on other equity instruments	—	—	—	—	—	(147)	(147)	—	(147)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(32)	(32)
At 31 December 2020	7,060	2,241	29	486	2	6,030	15,848	397	16,245

At 1 January 2019	7,060	2,041	24	251	5	6,439	15,820	400	16,220
Profit after tax	—	—	—	—	—	672	672	37	709
Other comprehensive income, net of tax:
– Cash flow hedges	—	—	—	117	—	—	117	—	117
– Pension remeasurement	—	—	—	—	—	(394)	(394)	2	(392)
– Own credit adjustment	—	—	—	—	—	(58)	(58)	—	(58)
– Currency translation on foreign operations	—	—	—	—	(3)	—	(3)	—	(3)
Total comprehensive income	—	—	—	117	(3)	220	334	39	373
Issue of other equity instruments	—	500	—	—	—	—	500	—	500
Repurchase of non-controlling interests	—	—	—	—	—	—	—	(14)	(14)
Repurchase of other equity instruments	—	(300)	—	—	—	(4)	(304)	—	(304)
Dividends on ordinary shares	—	—	—	—	—	(262)	(262)	—	(262)
Dividends on other equity instruments	—	—	—	—	—	(142)	(142)	—	(142)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(30)	(30)
At 31 December 2019	7,060	2,241	24	368	2	6,251	15,946	395	16,341

.
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 217

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

1. ACCOUNTING POLICIES
These financial statements are prepared for Santander UK Group Holdings plc (the Company) and the Santander UK Group Holdings plc group (the Santander UK group) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of a wide range of banking and financial services to personal, business and corporate customers. Santander UK Group Holdings plc is a public company, limited by shares and incorporated in England and Wales having a registered office at 2 Triton Square, Regent’s Place, London, NW1 3AN, phone number 0870-607-6000. It is a financial services holding company.
Basis of preparation
These financial statements incorporate the financial statements of the Company and entities it controls (its subsidiaries) made up to 31 December each year. The consolidated financial statements have been prepared on the going concern basis using the historical cost convention, except for financial assets and liabilities that have been measured at fair value. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the statement of going concern in the Directors’ report.
On 31 December 2020, International Financial Reporting Standards (IFRSs) as adopted by the European Union at that date were brought into UK law and became UK-adopted International Accounting Standards (IAS), with future changes being subject to endorsement by the UK Endorsement Board. The Company and its subsidiaries transitioned to UK-adopted IAS in its consolidated financial statements on 1 January 2021. This change constitutes a change in accounting framework. Although there was a change in accounting framework, this change had no impact on recognition, measurement or disclosures in the periods reported in these financial statements.
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Santander UK group and the separate financial statements of the Company comply with UK-adopted IAS. The financial statements are also prepared in accordance with IFRSs as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented.
Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1 ‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, can be found in the risk governance, credit risk, market risk, liquidity risk and capital risk sections of the Risk review and are labelled as audited. Those disclosures form an integral part of these financial statements.
Climate change
Santander UK continues to develop its assessment of the potential impacts that climate change and the transition to a low carbon economy may have on the assets and liabilities recognised and presented in its financial statements.
Santander UK is mindful of its responsibilities as a responsible lender and is focused on ways to meet the objectives of the Paris Agreement on climate change and to support the UK’s transition to a climate-resilient, net zero economy.
Santander UK's current climate change strategy focuses on three main areas to achieve Banco Santander's ambition to reach net zero emissions by 2050:
1. Managing climate risks by integrating climate considerations into risk management frameworks, screening and stress testing our portfolio for climate related financial risks, and setting risk appetites to help steer our portfolio in line with the Paris Agreement,
2. Supporting our customers’ transition by developing products and services that promote a reduction in CO2 emissions, and
3. Reducing emissions in our operations and supply chain by focusing on continuous improvement in our operations, and environmental and energy management systems in accordance with ISO14001 and 15001, promoting responsible procurement practices and employee engagement.
Santander UK's current climate change strategy and its view of the risks associated with climate change and the transition to a low carbon economy are reflected in its critical judgements and accounting estimates, although climate change risk did not have a significant impact at 31 December 2021, consistent with management's assessment that climate change and the transition to a low carbon economy are not currently expected to have a meaningful impact on the viability of the Santander UK group in the medium term.
At 31 December 2021, management specifically considered the potential impact of climate change and the transition to a low carbon economy on:
–Loans and advances to customers (see Note 13 and the credit risk section of the Risk review). Some climate change risks arise due to the requirements of IFRS 9 and others relate to specific portfolios and sectors:
–ECL calculations are based on multiple forward-looking economic scenarios developed by management covering a period of 5 years, during which timeframe climate change risks may crystallise.
–For Mortgages in Retail Banking and Commercial Real Estate lending in Corporate & Commercial Banking, the value of property collateral might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk, or changing environmental performance standards for property.
–For automotive loans in Consumer Finance, the residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles.
–For corporate lending in Corporate & Commercial Banking, certain sectors give rise to fossil fuel exposures, such as Oil & Gas, Mining & Extraction and Power Generation.
–Goodwill impairment assessment (see Note 20). Estimates underpinning the determination of whether or not goodwill balances are impaired are partly based on forecast business performance beyond the time horizon for management's detailed plans.
Future changes to Santander UK's climate change strategy may impact Santander UK's critical judgements and accounting estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.

Annual Report 2021	Santander UK Group Holdings plc 218

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Accounting developments
Interest Rate Benchmark Reform
In 2019, the IASB issued ‘Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7’. The Santander UK group applies IAS 39 hedge accounting so the amendments to IFRS 9 do not apply. Although the IAS 39 and IFRS 7 amendments, which apply to all hedging relationships directly affected by uncertainties related to interbank offered rate (IBOR) reform, became effective from 1 January 2020, following their endorsement, the Santander UK group early adopted those amendments in the preparation of the financial statements for the year ended 31 December 2019. The exceptions given by the IAS 39 amendments meant that IBOR reform had no impact on hedge relationships for affected hedges.
In 2020, the IASB issued ‘Interest Rate Benchmark Reform – Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’. These amendments apply only to changes required by IBOR reform to financial instruments and hedging relationships. Although the amendments became effective from 1 January 2021 and are applied retrospectively without restating comparative information, following their endorsement, the Santander UK group early adopted the amendments in the preparation of the financial statements for the year ended 31 December 2020. The amendments address the accounting issues for financial instruments when IBOR reform is implemented including providing a practical expedient for changes to contractual cash flows, giving relief from specific hedge accounting requirements, and specifying a number of additional disclosures to enable users of financial statements to understand the effect of IBOR reform on an entity’s financial instruments and risk management strategy.
Further details of the impact of these amendments on the financial statements for the year ended 31 December 2021 and the additional disclosures required are provided in Note 43.
Other changes
The Santander UK group adopted IFRS 16 and amendments to IAS 12 in 2019, with the impact included in the statement of changes in equity for that year end.

Future developments
At 31 December 2021, for the Santander UK group, there were no significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective, or which have otherwise not been early adopted where permitted.

Comparative information
As required by US public company reporting requirements, these financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related notes.
Consolidation
a) Subsidiaries
The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by it and its subsidiaries. Control is achieved where the Company (i) has power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:
–The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
–Potential voting rights held by the Company, other vote holders or other parties
–Rights arising from other contractual arrangements
–Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the date the Company gains control until the date the Company loses control. Inter-company transactions, balances and unrealised gains on transactions between Santander UK group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered.
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

Annual Report 2021	Santander UK Group Holdings plc 219

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
Credit protection entities established as part of significant risk transfer (SRT) transactions are not consolidated by the Santander UK group in cases where third party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities.
b) Joint ventures
Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to its net assets. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting policies of joint ventures have been aligned to the extent there are differences from the Santander UK group’s policies. Investments in joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Santander UK group’s share of their post-acquisition results. When the Santander UK group's share of losses of a joint venture exceeds its interest in that joint venture, the Santander UK group discontinues recognising its share of further losses. Further losses are recognised only to the extent that the Santander UK group has incurred legal or constructive obligations or made payments on behalf of the joint venture.
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
Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless recognised in other comprehensive income in connection with a cash flow hedge. Non-monetary items denominated in a foreign currency measured at historical cost are not retranslated. Exchange rate differences arising on non-monetary items measured at fair value are recognised in the consolidated income statement except for differences arising on equity securities measured at fair value through other comprehensive income (FVOCI), which are recognised in other comprehensive income.
Revenue recognition
a) Interest income and expense
Interest and similar income comprise interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI and interest income on hedging derivatives. Interest expense and similar charges comprises interest expense on financial liabilities measured at amortised cost, and interest expense on hedging derivatives. Interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI and interest expense on financial liabilities other than those at fair value through profit or loss (FVTPL) is determined using the effective interest rate method.
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
Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (i.e. Stage 3), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision). For more information on stage allocations of credit risk exposures, see ‘Significant increase in credit risk’ in the ‘Santander UK group level – credit risk management’ section of the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 220

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
d) Other operating income
Other operating income includes all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (comprising financial assets and liabilities held for trading, trading derivatives and other financial assets and liabilities at fair value through profit or loss), together with related interest income, expense, dividends, and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a fair value hedging relationship are also recognised in other operating income. Other operating income also includes income from operating lease assets, and profits and losses arising on the sales of property, plant and equipment and subsidiary undertakings.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction, or production of qualifying assets, including computer software, which are assets that necessarily take a substantial period of time to develop for their intended use, are added to the cost of those assets, until the assets are substantially ready for their intended use. All other borrowing costs are recognised in profit or loss in the period in which they occur.
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
Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. The income statement includes the net interest income/expense on the net defined benefit liability/asset, current service cost and any past service cost and gain or loss on settlement. Remeasurement of defined benefit pension schemes, including return on scheme assets (excludes amounts included in net interest), actuarial gains and losses (arising from changes in demographic assumptions, the impact of scheme experience and changes in financial assumptions) and the effect of the changes to the asset ceiling (if applicable), are recognised in other comprehensive income. Remeasurement recognised in other comprehensive income will not be reclassified to the income statement. Past service costs are recognised as an expense in the income statement at the earlier of when the scheme amendment or curtailment occurs and when the related restructuring costs or termination benefits are recognised. Curtailments include the impact of significant reductions in the number of employees covered by a scheme, or amendments to the terms of the scheme so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits. Curtailment gains and losses on businesses that meet the definition of discontinued operations are included in profit or loss for the year from discontinued operations. Gains and losses on settlements are recognised when the settlement occurs.
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

Annual Report 2021	Santander UK Group Holdings plc 221

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Share-based payments
The Santander UK group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Santander UK group’s parent, Banco Santander SA are purchased in the open market by the Santander UK group (for the Employee Sharesave scheme) or are purchased by Banco Santander SA or another Banco Santander subsidiary (including awards granted under the Long-Term Incentive Plan and the Deferred Shares Bonus Plan) to satisfy share options or awards as they vest.
Options granted under the Employee Sharesave scheme and awards granted under the Transformation Incentive Plan are accounted for as cash-settled share-based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-based payment transactions.
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
The fair value of the options granted under the Employee Sharesave scheme is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the Banco Santander SA share price over the life of the option and the dividend growth rate. The fair value of the awards granted for the Long-Term Incentive Plan was determined at the grant date using an option pricing model, which takes into account the share price at grant date, the risk-free interest rate, the expected volatility of the Banco Santander SA share price over the life of the award and the dividend growth rate. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value, except for those that include terms related to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that, ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market–related vesting conditions are met, provided that the non-market vesting conditions are met.
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
Cancellations in the vesting period are treated as an acceleration of vesting and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.
Goodwill and other intangible assets
Goodwill represents the excess of the cost of an acquisition, as well as the fair value of any interest previously held, over the fair value of the share of the identifiable net assets of the acquired subsidiary, associate, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in intangible assets. Goodwill on acquisitions of associates is included as part of investment in associates. Goodwill is tested for impairment annually, or more frequently when events or changes in circumstances dictate, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.
Other intangible assets are recognised if they arise from contractual or other legal rights or if they are capable of being separated or divided from Santander UK and sold, transferred, licensed, rented or exchanged. The value of such intangible assets, where they are available for use, is amortised on a straight-line basis over their useful economic life of three to seven years and the assets are reviewed annually for impairment indicators and tested for impairment where indicators are present. Other intangible assets that are not yet available for use are tested for impairment annually or more frequently when events or changes in circumstances dictate.
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
Property, plant and equipment
Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment also includes operating leases where the Santander UK group is the lessor and right-of-use assets where the Santander UK group is the lessee, as described further in ‘Leases’ below. As lessor, the Santander UK group leases properties, vehicles and other equipment which are classified as operating leases because they do not transfer substantially all of the risks and rewards incidental to ownership of the assets. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in other operating income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ‘Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment where the software is an integral part of the related computer hardware (for example operating system of a computer). Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years
Right-of-use assets (see ‘Leases – The Santander UK group as lessee’ below)	Shorter of the lease term or the useful life of the underlying asset
Depreciation is not charged on freehold land and assets under construction. Depreciation on operating lease assets where the Santander UK group is the lessor is described in 'Leases' below.

Annual Report 2021	Santander UK Group Holdings plc 222

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial instruments
a) Initial recognition and measurement
Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Immediately after initial recognition, an expected credit loss (ECL) allowance is recognised for financial assets measured at amortised cost and investments in debt instruments measured at FVOCI.
A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned. Regular way purchases of financial assets classified as loans and receivables, issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way purchases and issues are recognised on trade date.
b) Financial assets and liabilities
i) Classification and subsequent measurement
The Santander UK group classifies its financial assets in the measurement categories of amortised cost, FVOCI and FVTPL.
Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:
–Financial assets and financial liabilities held for trading
–Debt instruments that do not have solely payments of principal and interest (SPPI) characteristics. Otherwise, such instruments are measured at amortised cost or FVOCI, and
–Equity instruments that have not been designated as held at FVOCI.
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
Based on these factors, the Santander UK group classifies its debt instruments into one of the following measurement categories:
–Amortised cost – Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortised cost. The carrying amount of these assets is adjusted by any ECL recognised and measured as presented in Note 13. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.
–FVOCI – Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent SPPI, and that are not designated at FVTPL, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses on the instrument’s amortised cost which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Other operating income’. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method.
–FVTPL – Financial assets that do not meet the criteria for amortised cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognised in profit or loss and presented in the income statement in ‘Other operating income’ in the period in which it arises.
The Santander UK group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first reporting period following the change. Such changes are expected to be very infrequent.

Annual Report 2021	Santander UK Group Holdings plc 223

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial assets: equity instruments
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective, being instruments that do not contain a contractual obligation to pay cash and that evidence a residual interest in the issuer’s net assets. All equity investments are subsequently measured at FVTPL, except where management has elected, at initial recognition, to irrevocably designate an equity investment at FVOCI. When this election is used, fair value gains and losses are recognised in OCI and are not subsequently reclassified to profit or loss, including on disposal. ECLs (and reversal of ECLs) are not reported separately from other changes in fair value. Dividends, when representing a return on such investments, continue to be recognised in profit or loss as other income when the right to receive payments is established. Gains and losses on equity investments at FVTPL are included in ‘Other operating income’ in the income statement.
Financial liabilities
Financial liabilities are classified as subsequently measured at amortised cost, except for:
–Financial liabilities at FVTPL: this classification is applied to derivatives and other financial liabilities designated as such at initial recognition. Gains or losses on financial liabilities designated at FVTPL are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability)
–Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, whereby a financial liability is recognised for the consideration received for the transfer. In subsequent periods, the Santander UK group recognises any expense incurred on the financial liability, and
–Financial guarantee contracts and loan commitments.
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
–An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes
–The time value of money, and
–Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
Grouping of instruments for losses measured on a collective basis
We typically group instruments and assess them for impairment collectively where they share risk characteristics (as described in the Credit risk section of the Risk review) using one or more statistical models. Where we have used internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups which are determined by the permutations of the underlying characteristics in the statistical models. We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed, as described below.
Individually assessed impairments (IAIs)
We assess significant Stage 3 cases individually. We do this for Corporate & Commercial Banking cases, and CIB cases before its transfer, but not for Business Banking cases in Retail Banking which we assess collectively. To calculate the estimated loss, we estimate the future cash flows under several scenarios each of which uses case-specific factors and circumstances. We then probability-weight the net present value of the cash flows under each scenario to arrive at a weighted average provision requirement. We update our assessment process every quarter and more frequently if there are changes in circumstances that might affect the scenarios, cash flows or probabilities we apply.
For more on how ECL is calculated, see the Credit risk section of the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 224

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Write-off
For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold and/or a claim made on any mortgage indemnity guarantee or other insurance. In the corporate loan portfolio, there may be occasions where a write-off occurs for other reasons, such as following a consensual restructure or refinancing of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than its face value.
There is no threshold based on past due status beyond which all secured loans are written off as there can be significant variations in the time needed to enforce possession and sale of the security, especially due to the different legal frameworks that apply in different regions of the UK. For unsecured loans, a write-off is only made when all internal avenues of collecting the debt have been exhausted. Where appropriate the debt is passed over to external collection agencies. A past due threshold is applied to unsecured debt where accounts that are 180 days past due are written off unless there is a dispute awaiting resolution. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.
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
Recoveries
Recoveries of credit impairment losses are not included in the impairment loss allowance but are taken to income and offset against credit impairment losses. Recoveries of credit impairment losses are classified in the income statement as ‘Credit impairment losses’.
iii) Modifications of financial assets
The treatment of a renegotiation or modification of the contractual cash flows of a financial asset normally depends upon whether the renegotiation or modification is due to financial difficulties of the borrower or for other commercial reasons.
–Contractual modifications due to financial difficulties of the borrower: where the Santander UK group modifies the contractual conditions to enable the borrower to fulfil their payment obligations, the asset is not derecognised. The gross carrying amount of the financial asset is recalculated as the present value of the renegotiated/modified contractual cash flows that are discounted at the financial asset’s original EIR and any gain or loss arising from the modification is recognised in the income statement.
–Contractual modifications for other commercial reasons: an assessment is performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement, after considering changes in the cash flows arising from the modified terms and the overall instrument risk profile. Where terms are substantially different, such modifications are treated as a new transaction resulting in derecognition of the original financial asset, and the recognition of a ‘new’ financial asset with any difference between the carrying amount of the derecognised asset and the fair value of the new asset is recognised in the income statement as a gain or loss on derecognition. Where terms are not substantially different, the carrying value of the financial asset is adjusted to reflect the present value of modified cash flows discounted at the original EIR with any gain or loss arising from modification recognised immediately in the income statement.
Any other contractual modifications, such as where a regulatory authority imposes a change in certain contractual terms or due to legal reasons, are assessed on a case-by-case basis to establish whether or not the financial asset should be derecognised. For IBOR reform see Note 42.
iv) Derecognition other than on a modification
Financial assets are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred its contractual right to receive the cash flows from the assets and either: (1) substantially all the risks and rewards of ownership have been transferred; or (2) the Santander UK group has neither retained nor transferred substantially all of the risks and rewards but has transferred control.
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
Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance, and the premium received on initial recognition less income recognised in accordance with the principles of IFRS 15. Loan commitments are measured as the amount of the loss allowance (determined in accordance with IFRS 9 as described in Credit risk section of the Risk review). The Santander UK group has not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.
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

Annual Report 2021	Santander UK Group Holdings plc 225

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative, except where netting is permitted. The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement and included in Other operating income.
Offsetting financial assets and liabilities
Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The Santander UK group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
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
a) Fair value hedge accounting
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet in macro hedge of interest rate risk and recognised in the income statement within other operating income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight-line method over the period to maturity.
b) Cash flow hedge accounting
The effective portion of changes in the fair value of qualifying cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The Santander UK group is exposed to cash flow interest rate risk on its floating rate assets, foreign currency risk on its fixed rate debt issuances denominated in foreign currency and equity price risk arises from the Santander UK group operating the Employee Sharesave scheme. Cash flow hedging is used to hedge the variability in cash flows arising from these risks.

Annual Report 2021	Santander UK Group Holdings plc 226

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Securitisation transactions
The Santander UK group has entered into arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. The Santander UK group has also entered into synthetic securitisation arrangements, as part of significant risk transfer (SRT) transactions to reduce its risk-weighted assets, where undertakings have issued credit-linked notes and deposited the funds raised as collateral for credit protection in respect of specific loans and advances to customers. As the Santander UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be recognised on the balance sheet, and a liability recognised for the proceeds of the funding transaction, or in the case of SRT transactions, collateral deposited.
Impairment of non-financial assets
At each balance sheet date, or more frequently when events or changes in circumstances dictate, property plant and equipment (including operating lease assets) and intangible assets (including goodwill) are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. The cash-generating unit represents the lowest level at which non-financial assets, including goodwill, are monitored for internal management purposes and is not larger than an operating segment.
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use (after making allowance for increases in regulatory capital requirements), including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The recoverable amounts of goodwill have been based on value in use calculations.
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
Leases
a) The Santander UK group as lessor
Operating lease assets are recorded at cost and depreciated over the life of the asset after taking into account anticipated residual value (RV). Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset. After initial recognition, residual values are reviewed regularly, and any changes are recognised prospectively through remaining depreciation charges.
Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Santander UK group’s net investment in the leases. Finance lease income is allocated to accounting periods to reflect a constant periodic rate of return on the Santander UK group’s net investment outstanding in respect of the leases and hire purchase contracts. A provision is recognised to reflect a reduction in any anticipated unguaranteed RV. A provision is also recognised for voluntary termination of the contract by the customer, where appropriate.
b) The Santander UK group as lessee
The Santander UK group assesses whether a contract is or contains a lease at the inception of the contract and recognises a right-of-use (ROU) asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases, except for leases with a term of 12 months or less which are expensed in the income statement on a straight-line basis over the lease terms. Lease payments exclude irrecoverable VAT which is expensed in the income statement as lease payments are made.
The lease liability, which is included in Other liabilities on the balance sheet, is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate appropriate to the lease term. The lease liability is subsequently measured at amortised cost using the effective interest rate method. Remeasurement of the lease liability occurs if there is a change in the lease payments (when a corresponding adjustment is made to the ROU asset), the lease term or in the assessment of an option to purchase the underlying asset.
At inception, the ROU asset, which is included in Property, plant and equipment on the balance sheet, comprises the lease liability, initial direct costs and the obligations to restore the asset, less any incentives granted by the lessor. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is reviewed for impairment as for owned assets. The obligation to restore the asset is included in Provisions on the balance sheet. These provisions are reassessed on a semi-annual basis and will normally run off over the period of the leases concerned. Where a property is disposed of earlier than anticipated, any remaining provision relating to that property is released.

Annual Report 2021	Santander UK Group Holdings plc 227

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Santander UK group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The Santander UK group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
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
Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks and short-term investments in securities. Balances with central banks represent amounts held at the Bank of England as part of the Santander UK group’s liquidity management activities. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England.
Provisions
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.
Customer remediation provisions are made for the estimated cost of making redress payments with respect to the past sales of products, using conclusions such as the number of claims the number of those that will be upheld, the estimated average settlement per case and other related costs. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Santander UK group has a detailed formal plan for restructuring a business, has raised valid expectations in those affected by the restructuring, and has started to implement the plan or announce its main features.
When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.
Loan commitments are measured as the amount of the loss allowance, determined in line with IFRS 9 as set out in the Credit risk section of the Risk review.
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
Discontinued operations
A discontinued operation is a component of the Santander UK group that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the income statement.

Annual Report 2021	Santander UK Group Holdings plc 228

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
In the course of preparing the consolidated financial statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about credit impairment losses, provisions and contingent liabilities, pensions and goodwill. Management have considered the impact of Covid-19, climate change and the transition to a low carbon economy on critical judgements and accounting estimates.
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

a) Credit impairment losses
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make judgmental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition. The impact of Covid-19 continues to increase the uncertainty around ECL impairment calculations and has required management to make additional judgements and accounting estimates that affect the amount of assets and liabilities at the reporting date and the amount of income and expenses in the reporting period. The key additional judgements due to the impact of Covid-19 continue to mainly reflect the increased uncertainty around forward-looking economic data and the need for additional post model adjustments.

Key judgements	–Determining an appropriate definition of default
–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining appropriate post model adjustments
–Assessing individual corporate Stage 3 exposures
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios

For more on each of these key judgements and estimates, including the impact of Covid-19, climate change and the transition to a low carbon economy on them, see 'Critical judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk – credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.

b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Assessing the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events

Included in Litigation and other regulatory provisions in Note 29 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, and Plevin related litigation. Note 31 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows.
Note 31 Contingent liabilities and commitments' includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, as well as an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. It also includes disclosure relating to certain leases in which current and former Santander UK group members were the lessor that are currently under review by HMRC in connection with claims for tax allowances.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes 29 and 31.

Annual Report 2021	Santander UK Group Holdings plc 229

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

c) Pensions
The Santander UK group operates a number of defined benefit pension schemes as described in Note 30 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data

For more on each of these key judgements and estimates, including the impact of Covid-19 on them, see Note 30.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures see ‘Actuarial assumption sensitivities’ in Note 30.

The Scheme was invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.

d) Goodwill
The carrying amount of goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Santander UK undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.

Key judgements:
–Determining the basis of goodwill impairment calculation assumptions, including management's planning assumptions considering internal capital allocations needed to support Santander UK's strategy, current market conditions and the macro-economic outlook.

Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control

For more on each of these key judgements and estimates, see Note 20.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20.

Annual Report 2021	Santander UK Group Holdings plc 230

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of the following segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies.

–Retail Banking consists of two business units, Homes and Everyday Banking. Homes provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios. Everyday Banking provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
–Consumer Finance provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
–Corporate & Commercial Banking provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m as well as to Local Authorities and Housing Associations.
–Corporate Centre provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
–Corporate and Investment Banking provided services to corporate clients with an annual turnover of £500m and above. Santander UK transferred a significant part of the Corporate & Investment Banking business to the London branch of Banco Santander SA under a part VII banking business transfer scheme which completed on 11 October 2021. The residual parts of the business have been wound down or transferred to other segments. At 31 December 2021, the Corporate & Investment Banking business met the requirements for presentation as discontinued operations. For more details, see Note 43.
Retail Banking delivers products through our omni-channel presence comprising branches, ATMs, telephony, digital and intermediary channels. Corporate and Commerical Banking expertise is provided by relationship managers, product specialists and through digital and telephony channels, and cover clients' needs both in the UK and overseas.
The segmental basis of presentation in this Annual Report has changed following a management review of our structure. Previously, Consumer Finance was managed as part of Retail Banking.
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

Results by segment

	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
2021	£m	£m	£m	£m	£m	£m
Net interest income/(expense)	3,374	233	401	—	(11)	3,997
Non-interest income	201	178	109	—	59	547
Total operating income	3,575	411	510	—	48	4,544
Operating expenses before credit impairment write-backs, provisions and charges	(1,703)	(163)	(365)	—	(309)	(2,540)
Credit impairment write-backs	98	33	91	—	11	233
Provisions for other liabilities and charges	(187)	4	(34)	—	(162)	(379)
Total operating credit impairment write-backs, provisions and charges	(89)	37	57	—	(151)	(146)
Profit/(loss) from continuing operations before tax	1,783	285	202	—	(412)	1,858

Revenue from external customers	4,061	489	553	—	(559)	4,544
Inter-segment revenue	(486)	(78)	(43)	—	607	—
Total operating income	3,575	411	510	—	48	4,544

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	428	—	50	—	—	478
–Insurance, protection and investments	67	—	—	—	—	67
–Credit cards	73	—	—	—	—	73
–Non-banking and other fees(2)	2	10	62	—	2	76
Total fee and commission income	570	10	112	—	2	694
Fee and commission expense	(384)	—	(22)	—	(8)	(414)
Net fee and commission income/(expense)	186	10	90	—	(6)	280

Customer loans	185,608	4,984	16,997	—	3,027	210,616
Total assets(3)	193,214	8,873	16,997	—	74,592	293,676
Customer deposits	156,991	—	25,597	—	9,588	192,176
Total liabilities	157,622	1,173	25,613	—	92,890	277,298

Average number of full-time equivalent staff	16,149	670	2,281	528	216	19,844
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances.

Annual Report 2021	Santander UK Group Holdings plc 231

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

	Retail Banking(5)	Consumer Finance(5)	Corporate & Commercial Banking	Corporate & Investment Banking(4)	Corporate Centre	Total
2020	£m	£m	£m	£m	£m	£m
Net interest income/(expense)	2,758	264	363	—	(4)	3,381
Non-interest income	245	127	94	—	(12)	454
Total operating income/(expense)	3,003	391	457	—	(16)	3,835
Operating expenses before credit impairment losses, provisions and charges	(1,792)	(166)	(324)	—	(143)	(2,425)
Credit impairment losses	(264)	(44)	(294)	—	(37)	(639)
Provisions for other liabilities and charges	(160)	(8)	(6)	—	(89)	(263)
Total operating credit impairment losses, provisions and charges	(424)	(52)	(300)	—	(126)	(902)
Profit/(loss) from continuing operations before tax	787	173	(167)	—	(285)	508

Revenue from external customers	3,685	501	549	—	(900)	3,835
Inter-segment revenue	(682)	(110)	(92)	—	884	—
Total operating income/(expense)	3,003	391	457	—	(16)	3,835

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	442	—	42	—	—	484
–Insurance, protection and investments	65	—	—	—	—	65
–Credit cards	66	—	—	—	—	66
–Non-banking and other fees(2)	3	10	50	—	3	66
Total fee and commission income	576	10	92	—	3	681
Fee and commission expense	(337)	—	(22)	—	(4)	(363)
Net fee and commission income	239	10	70	—	(1)	318

Customer loans	178,451	8,025	17,626	2,784	3,483	210,369
Total assets(3)	186,226	11,143	17,626	2,784	81,285	299,064
Customer deposits	152,167	—	24,985	6,506	8,074	191,732
Total liabilities	152,687	2,397	25,011	6,517	96,207	282,819

Average number of full-time equivalent staff	18,198	640	2,405	716	180	22,139

2019
Net interest income	2,581	246	422	—	(22)	3,227
Non-interest income	531	155	109	—	10	805
Total operating income	3,112	401	531	—	(12)	4,032
Operating expenses before credit impairment losses, provisions and charges	(1,860)	(179)	(334)	—	(93)	(2,466)
Credit impairment (losses)/write-backs	(129)	(27)	(45)	—	3	(198)
Provisions for other liabilities and charges	(273)	(8)	(24)	—	(123)	(428)
Total operating credit impairment losses, provisions and (charges)/releases	(402)	(35)	(69)	—	(120)	(626)
Profit/(loss) from continuing operations before tax	850	187	128	—	(225)	940

Revenue from external customers	3,748	525	633	—	(874)	4,032
Inter-segment revenue	(636)	(124)	(102)	—	862	—
Total operating income	3,112	401	531	—	(12)	4,032

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	711	—	43	—	—	754
–Insurance, protection and investments	69	—	—	—	—	69
–Credit card fees	86	—	—	—	—	86
–Non-banking and other fees(2)	33	13	65	—	23	134
Total fee and commission income	899	13	108	—	23	1,043
Fee and commission expense	(372)	—	(24)	—	(20)	(416)
Net fee and commission income	527	13	84	—	3	627

Customer loans	171,078	7,684	18,391	4,041	4,104	205,298
Total assets(3)	178,665	10,748	18,391	4,046	76,638	288,488
Customer deposits	142,735	—	20,546	6,102	8,438	177,821
Total liabilities	143,570	2,748	20,572	6,233	99,024	272,147

Average number of full-time equivalent staff	19,669	612	2,464	804	157	23,706
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances.
(4)Restated to reflect the presentation of CIB as a discontinued operation, as set out in Note 43.
(5) Restated to reflect the resegmentation of the Retail Banking segment into the Retail Banking and Consumer Finance segments described above.
Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.

Annual Report 2021	Santander UK Group Holdings plc 232

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

3. NET INTEREST INCOME

			Group
	2021	2020(3)	2019(3)
	£m	£m	£m
Interest and similar income:
Loans and advances to customers(3)	4,685	4,772	5,137
Loans and advances to banks	54	62	182
Reverse repurchase agreements – non trading	35	118	244
Other	56	119	309
Total interest and similar income(1)	4,830	5,071	5,872
Interest expense and similar charges:
Deposits by customers	(331)	(884)	(1,331)
Deposits by banks	(23)	(28)	(103)
Repurchase agreements – non trading	(3)	(43)	(126)
Debt securities in issue	(372)	(614)	(938)
Subordinated liabilities	(92)	(111)	(137)
Other	(12)	(10)	(10)
Total interest expense and similar charges(2)	(833)	(1,690)	(2,645)
Net interest income	3,997	3,381	3,227
(1)This includes £22m (2020: £38m) of interest income on financial assets at FVOCI.
(2)This includes £317m (2020: £451m) of interest expense on derivatives hedging debt issuances and £3m (2020: £3m) of interest expense on lease liabilities.
(3)Restated to reflect the presentation of discontinued operations, as set out in Note 43.
4. NET FEE AND COMMISSION INCOME

			Group
	2021	2020(2)	2019(2)
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	478	484	754
Insurance, protection and investments	67	65	69
Credit cards	73	66	86
Non-banking and other fees(1)	76	66	134
Total fee and commission income	694	681	1,043
Total fee and commission expense	(414)	(363)	(416)
Net fee and commission income	280	318	627
(1) Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(2) Restated to reflect the presentation of discontinued operations, as set out in Note 43.
5. OTHER OPERATING INCOME

			Group
	2021	2020(1)	2019(1)
	£m	£m	£m
Net losses on financial instruments designated at fair value through profit or loss	(68)	(26)	(102)
Net gains on financial instruments mandatorily at fair value through profit or loss	50	64	95
Hedge ineffectiveness	8	19	8
Net profit on sale of financial assets at fair value through other comprehensive income	6	17	15
Income from operating lease assets	136	126	124
Other	135	(64)	38
	267	136	178
(1) Restated to reflect the presentation of discontinued operations, as set out in Note 43.
Assets and liabilities held at FVTPL, including derivatives, are predominantly used to provide customers with risk management solutions, and to manage and hedge the Santander UK group’s own risks, and do not give rise to significant overall net gains/(losses) in the income statement.
'Net gains on financial instruments mandatorily at FVTPL' includes fair value losses of £15m (2020: gains of £89m, 2019: losses of £42m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item and amounted to gains of £15m (2020: losses of £88m, 2019: gains of £43m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of nil (2020: £1m, 2019: £1m).
In 2019, ‘Net profit on sale of financial assets at FVOCI’ included additional consideration of £15m in connection with the 2017 Vocalink Holdings Limited shareholding sale.

Annual Report 2021	Santander UK Group Holdings plc 233

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Exchange rate differences recognised in the Consolidated Income Statement on items not at fair value through profit or loss were £215m income (2020: £719m expense, 2019: £1,102m income) and are presented in the line ‘Other'. These are principally offset by related releases from the cash flow hedge reserve of £357m expense (2020: £803m income, 2019: £1,021m expense) as set out in the Consolidated Statement of Comprehensive Income, which are also presented in 'Other’. Exchange rate differences on items measured at FVTPL are included in the line items relating to changes in fair value.
In 2021, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £1m (2020 loss of £24m, 2019: nil).
Other includes £73m of property gains from the sale of our London head office and branch properties.
6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

			Group
	31 December 2021	2020(1)	2019(1)
	£m	£m	£m
Staff costs:
Wages and salaries	759	802	815
Performance-related payments	184	99	160
Social security costs	113	102	112
Pensions costs: – defined contribution plans	65	67	67
–defined benefit plans(2)	38	38	35
Other share-based payments	1	4	7
Other personnel costs	42	34	41
	1,202	1,146	1,237
Other administration expenses	831	710	684
Depreciation, amortisation and impairment	507	569	545
	2,540	2,425	2,466
(1) Adjusted to reflect the presentation of discontinued operations as set out in Note 43.
(2) Pension costs for defined benefit plans include £5m for curtailment as set out in Note 30.
Staff costs
’Performance-related payments’ include bonuses paid in cash and share awards granted under the arrangements described in Note 37. Included in this are equity-settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Share awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2021			Costs expected to be recognised in 2022 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	3	5	8	9	6	15
Shares	3	5	8	8	6	14
	6	10	16	17	12	29

The following table shows the amount of bonus awarded to employees for the performance year 2021. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Cash award – not deferred	156	79	—	—	156	79
–deferred	8	9	15	11	23	20
Shares award – not deferred	12	3	—	—	12	3
–deferred	8	8	14	11	22	19
Total discretionary bonus	184	99	29	22	213	121
On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and was based on a number of assumptions and the actual impact may be different. This was reflected in the income statement and in the closing net accounting surplus of the Scheme in 2018. The allowance included in the Scheme liabilities at 31 December 2021 decreased by £5m (2020: £5m, 2019: £5m) to £45m (2020: £50m, 2019: £45m) to reflect the latest assumptions. This change was recognised in other comprehensive income. Work is being undertaken by the Trustee to implement GMP equalisation.
‘Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-based payments. For more, see Note 37.
The average number of full-time equivalent staff was 19,844 (2020: 22,139, 2019: 23,706).

Annual Report 2021	Santander UK Group Holdings plc 234

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Depreciation, amortisation and impairment
In 2021, depreciation, amortisation and impairment included depreciation of £81m (2020: £92m, 2019: £103m) on operating lease assets (where the Santander UK group is the lessor) with a net book value of £595m at 31 December 2021 (2020: £542m, 2019: £574m). It also included depreciation of £20m (2020: £59m, 2019: £61m) on right-of-use assets with a net book value of £119m at 31 December 2021 (2020: £103m, 2019: £153m).

'Other administration expenses' includes £23m (2020: £10m, 2019: £13m) expenses related to short-term leases.

In 2021, 'Depreciation, amortisation and impairment' included an impairment charge of £88m (2020:£nil) associated with branch and head office site closures as part of the transformation programme. For more, see Note 21.

7. AUDIT AND OTHER SERVICES

			Group
	2021	2020	2019
	£m	£m	£m
Audit fees:
Fees payable to the Company's auditor and its associates for the audit of the Santander UK group's annual accounts	12.1	10.5	8.5
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
–Audit of the Santander UK group’s subsidiaries	1.2	1.8	1.9
Total audit fees(1)	13.3	12.3	10.4
Non-audit fees:
Audit-related assurance services	1.7	1.7	1.7
Other assurance services	0.5	0.5	0.4
Other non-audit services	0.2	0.0	0.2
Total non-audit fees	2.4	2.2	2.3
(1) 2021 audit fees included £1.2m (2020: £0.8m, 2019: £0.3m) which related to the prior year.
Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.5m (2020: £0.5m, 2019: £0.5m).
Audit-related assurance services mainly comprises services performed in connection with review of the financial information of the Company and reporting to the Company's UK regulators.
Of the total non-audit fees, £1.2m (2020: £1.2m, 2019: £1.6m) accords with the definition of 'Audit Fees' per US Securities and Exchange Commission (SEC) guidance, £1.2m (2020: £1.0m, 2019: £0.5m) accords with the definition of 'Audit related fees' per that guidance and £nil (2020: £nil, 2019: £0.2m) accords with the definition of 'All other fees' per that guidance.
In 2021, the Company’s auditors earned £27,000 fees (2020: £24,000, 2019: no fees) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.
In 2021, the Company's auditors earned £1.4m (2020: £1.5m, 2019: £1.5m), in relation to incremental work undertaken in support of the audit of Banco Santander SA.

8. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

			Group
	31 December 2021	2020(1)	2019(1)
	£m	£m	£m
Credit impairment (write-backs)/losses:
Loans and advances to customers	(186)	666	216
Recoveries of loans and advances, net of collection costs	(17)	(24)	(40)
Off-balance sheet exposures (See Note 29)	(30)	(3)	22
	(233)	639	198
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 29)	388	257	422
Provisions for residual value and voluntary termination	(9)	6	6
	379	263	428
	146	902	626
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 43.

In 2021 and 2020 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.

Annual Report 2021	Santander UK Group Holdings plc 235

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

9. TAXATION

			Group
	2021	2020(1)	2019(1)
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	400	92	244
Adjustments in respect of prior years	(30)	(27)	(30)
Total current tax	370	65	214
Deferred tax:
Charge for the year	101	35	51
Adjustments in respect of prior years	14	1	(4)
Total deferred tax	115	36	47
Tax on profit from continuing operations	485	101	261
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 43.

The standard rate of UK corporation tax was 27% for banking entities and 19% for non-banking entities (2020: 27% for banking entities and 19% for non-banking entities; 2019: 27% for banking entities and 19% for non-banking entities) following the introduction of an 8% surcharge to be applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The Santander UK group’s effective tax rate for 2021 was 26.1% (2020: 19.9%, 2019(1): 27.8%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate as follows:

			Group
	31 December 2021	2020(1)	2019(1)
	£m	£m	£m
Profit from continuing operations before tax	1,858	508	940
Tax calculated at a tax rate of 19% (2020: 19%, 2019: 19%)	353	97	179
Bank surcharge on profits	106	23	60
Non-deductible preference dividends paid	9	8	8
Non-deductible UK Bank Levy	14	20	24
Non-deductible conduct remediation, fines and penalties	6	(4)	44
Other non-deductible costs and non-taxable income	33	23	29
Effect of change in tax rate on deferred tax provision	8	6	(10)
Tax relief on dividends in respect of other equity instruments	(40)	(40)	(39)
Adjustment to prior year provisions	(4)	(32)	(34)
Tax on profit from continuing operations	485	101	261
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 43.

The UK government announced in its budget on 3 March 2021 that it would increase the main rate of corporation tax by 6% to 25% with effect from 1 April 2023. This change was substantively enacted on 24 May 2021 and, as a result, the effect has been reflected in the closing deferred tax position included in these financial statements. The comparative 2020 results reflected an increase in tax rates by 2% following an announcement in the 2020 budget to reverse a previously planned rate reduction from April 2020.
A reduction in the Bank Surcharge rate from 8% to 3% was announced in October 2021 to be effective from 1 April 2023. This change in rate was substantively enacted on 2 February 2022 and as a result, the effects of this change have not been reflected in the closing balance sheet position for deferred tax. The effect of the change, had it been substantively enacted by the balance sheet date, would be expected to reduce the tax expense for the period by £22m and reduce the deferred tax liability by £89m.

Annual Report 2021	Santander UK Group Holdings plc 236

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Current tax assets and liabilities
Movements in current tax assets and liabilities during the year were as follows:

		Group
	2021	2020
	£m	£m
Assets	271	186
Liabilities	—	—
At 1 January	271	186
Income statement charge (including discontinued operations)	(382)	(78)
Other comprehensive income credit	33	1
Corporate income tax paid	418	161
Other movements	11	1
	351	271
Assets	351	271
Liabilities	—	—
At 31 December	351	271

The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities, the effects of movements in deferred tax, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.
Santander UK proactively engages with HM Revenue & Customs to resolve tax matters relating to prior years. The accounting policy for recognising provisions for such matters are described in Note 1. It is not expected that there will be any material movement in such provisions within the next 12 months.
Deferred tax
The table below shows the deferred tax assets and liabilities including the movement in the deferred tax account during the year. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group has the legal right to offset and intends to settle on a net basis.

							Group
	Fair value of financial instruments	Pension remeasurement	Cash flow hedges	Fair value reserve	Tax losses carried forward	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	(65)	(27)	(100)	(10)	15	39	41	(107)
Income statement (charge)/credit	(58)	(67)	—	(1)	(7)	39	(21)	(115)
Transfers/reclassifications	—	5	(16)	1	—	(10)	(19)	(39)
Credited/(charged) to other comprehensive income	—	(419)	109	(2)	—	—	—	(312)
At 31 December 2021	(123)	(508)	(7)	(12)	8	68	1	(573)

At 1 January 2020	(52)	(98)	(58)	(8)	13	18	40	(145)
Income statement (charge)/credit	(13)	(62)	—	—	2	21	16	(36)
Transfers/reclassifications	—	—	12	—	—	—	(15)	(3)
Credited/(charged) to other comprehensive income	—	133	(54)	(2)	—	—	—	77
At 31 December 2020	(65)	(27)	(100)	(10)	15	39	41	(107)
The deferred tax assets and liabilities above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s three-year plan (described in Note 20) would not cause a reduction in the deferred tax assets recognised. At 31 December 2021, the Santander UK group had a recognised deferred tax asset in respect of UK capital losses carried forward of £5m (2020: £12m) included within tax losses carried forward. There are £nil unrecognised deferred tax assets on capital losses carried forward (2020: £nil).

10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:

			Group			Group
	2021	2020	2019	2021	2020	2019
	Pence per share	Pence per share	Pence per share	£m	£m	£m
In respect of current year – first interim	4.05	1.46	1.95	286	103	138
– second interim	15.01	—	1.76	1,060	—	124
	19.06	1.46	3.71	1,346	103	262

In 2021, an interim dividend of £1,346m (2020: £103m) was paid on the Company's ordinary shares in issue related to 2021 profit and an assessment of capital surpluses. Dividends were paid in line with our dividend policy following review and approval by the Santander UK Board.

Annual Report 2021	Santander UK Group Holdings plc 237

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

11. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives
The Santander UK group undertakes derivative activities primarily to provide customers with risk management solutions and to manage and hedge the Santander UK group’s own risks.
The Santander UK group’s derivative activities do not give rise to significant open positions in portfolios of derivatives. Any residual position is managed to ensure that it remains within acceptable risk levels, with matching transactions used to achieve this where necessary. When entering into derivatives, the Santander UK group employs the same credit risk management procedures to assess and approve potential credit exposures that are used for traditional lending.
For information on how the Santander UK group is managing the transition to alternative benchmark interest rates, see ‘Managing IBOR transition’ in the Banking market risk section of the Risk review and Note 42.
b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2021			2020
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	11,750	159	183	15,465	395	431
Interest rate contracts	25,617	489	708	40,630	926	837
Equity and credit contracts	1,138	166	57	1,319	124	83
Total derivatives held for trading	38,505	814	948	57,414	1,445	1,351
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	590	39	—	789	84	6
Interest rate contracts	80,651	908	737	93,748	1,225	1,885
Equity derivative contracts	—	—	—
	81,241	947	737	94,537	1,309	1,891
Designated as cash flow hedges:
Exchange rate contracts	22,239	996	338	27,020	1,978	409
Interest rate contracts	21,329	177	216	19,407	467	23
Equity derivative contracts	47	7	1	13	6	—
	43,615	1,180	555	46,440	2,451	432
Total derivatives held for hedging	124,856	2,127	1,292	140,977	3,760	2,323
Derivative netting(1)	—	(1,221)	(1,221)	—	(1,754)	(1,754)
Total derivatives	163,361	1,720	1,019	198,391	3,451	1,920
(1)    Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £189m (2020: £330m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £202m (2020: £651m).

For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 41.
The reduction in the notional value of interest rate derivatives held for trading in 2021 reflected the completion of a series of derivative trade compressions to reduce our gross LIBOR exposure.
The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional
		Traded over the counter			Asset		Liability
	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total	Traded on recognised exchanges	Traded over the counter	Traded on recognised exchanges	Traded over the counter
2021	£m	£m	£m	£m	£m	£m	£m	£m
Exchange rate contracts	—	—	34,579	34,579	—	1,193	—	522
Interest rate contracts	—	117,560	10,037	127,597	—	353	—	441
Equity and credit contracts	—	—	1,185	1,185	—	174	—	56
	—	117,560	45,801	163,361	—	1,720	—	1,019

2020
Exchange rate contracts	—	—	43,274	43,274	—	2,457	—	846
Interest rate contracts	—	144,343	9,442	153,785	—	864	—	991
Equity and credit contracts	—	—	1,332	1,332	—	130	—	83
	—	144,343	54,048	198,391	—	3,451	—	1,920

Annual Report 2021	Santander UK Group Holdings plc 238

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

c) Analysis of derivatives designated as hedges
The Santander UK group applies hedge accounting on both a fair value and cash flow basis depending on the nature of the underlying exposure. We establish the hedge ratio by matching the notional of the derivative with the underlying position being hedged. Only the designated risk is hedged and therefore other risks, such as credit risk are managed but not hedged. For interest rate hedges, the designated hedged risk is determined with reference to the underlying benchmark rate.
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
The interest rate risk component is the change in fair value of the fixed rate debt due to changes in the benchmark rate. The foreign exchange component is the change in the fair value of the fixed rate debt issuance due to changes in foreign exchange rates prevailing from the time of execution. Effectiveness is assessed by using linear regression techniques to compare changes in the fair value of the debt caused by changes in the benchmark interest rate and foreign exchange rates, with changes in the fair value of the interest rate swaps and/or cross currency swaps.
Cashflow hedges
Hedges of interest rate risk
Santander UK manages its exposure to the variability in cash flows of floating rate assets and liabilities attributable to movements in market interest rates by entering into interest rate swaps. The interest rate risk component is determined with reference to the underlying benchmark rate attributable to the floating rates asset or liability. Designated benchmark rates referenced are currently SONIA or USD LIBOR. Effectiveness is assessed by comparing changes in the fair value of the interest rate swap with changes in the fair value of the hedged item attributable to the hedged risk, applying a hypothetical derivative method using linear regression techniques.
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
Equity risk on cash settled share-based transactions
Santander Equity Investments Limited (SEIL) offers employees the chance to buy shares in Banco Santander SA at a discount under Sharesave, or other incentive schemes. This exposes Santander UK to equity price risk. The equity risk is managed by purchasing share options which allow Santander UK to buy shares at a fixed price. These instruments are entered into to match the amount of employee share options expected to be exercised.
.The equity price risk is the change in cash flows arising from the change in share price over time. Santander UK established the hedge ratio by matching the notional of the derivative with the notional of the employee share options being hedged. Effectiveness is assessed by comparing the changes in fair value of the share options with changes in the fair value of the employee share options by using a hypothetical derivative method.

IBOR Reform
Note 42 includes details of the notional value of hedging instruments by benchmark interest rate impacted by IBOR reform and the notional amounts of assets, liabilities and off-balance sheet commitments affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.

Hedge effectiveness measurement
Hedge effectiveness is assessed by using either dollar offset or linear regression techniques to compare changes in the fair value of the hedged item attributable to changes in the designated hedged risk and the hedging instrument. For cash flow hedges, a hypothetical derivative method is used to model the cash flows of the hedged item.
Possible sources of hedge ineffectiveness
For both fair value and cash flow hedges, hedge ineffectiveness can arise from hedging derivatives with a non-zero fair value at the date of initial designation. In addition, for:
Fair value hedges
Hedge ineffectiveness can also arise due to differences in discounting between the hedged item and the hedging instrument as cash collateralised swaps discount using Overnight Indexed Swaps discount curves not applied to the hedged item; and where counterparty credit risk impacts the fair value of the derivative but not the hedged item. For portfolio hedges of interest rate risk, it can also arise due to differences in the expected and actual volume of prepayments.
Cash flow hedges
Hedge ineffectiveness can also arise due to differences in the timing of cash flows between the hedged item and the hedging instrument. For micro hedges of interest rate risk, it can also arise due to differences in the basis of cash flows between the hedged item and the hedging instrument. For hedges of equity risk on cash settled share-based transactions, it can also arise due to changes in the expected number of Sharesave options to be exercised.

Annual Report 2021	Santander UK Group Holdings plc 239

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2021	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal amount (£m)	3,121	6,223	21,442	44,644	4,991	80,421
	Average fixed interest rate - GBP	0.59%	0.42%	0.09%	0.88%	3.13%
	Average fixed interest rate - EUR	0.51%	1.74%	1.08%	0.81%	2.61%
	Average fixed interest rate - USD	1.91%	0.96%	1.44%	2.76%	4.05%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	107	381	102	590
	Interest rate contracts - Nominal amount (£m)	—	—	—	193	37	230
	Average GBP - EUR exchange rate	—	—	1.21	1.16	1.17
	Average fixed interest rate - EUR	—	—	3.29%	2.03%	2.62%
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	1,010	481	871	7,532	5,137	15,031
	Average fixed interest rate - GBP	1.97	0.44%	0.08%	1.39%	0.97%
FX risk	Exchange rate contracts- Nominal amount (£m)	2,703	936	2,057	6,715	2,124	14,535
	Interest rate contracts- Nominal amount (£m)	—	—	—	2,438	887	3,325
	Average GBP - JPY exchange rate	—	142.91	148.86	—	—
	Average GBP - EUR exchange rate	1.17	—	1.18	1.16	1.17
	Average GBP - USD exchange rate	1.34	1.34	1.33	1.34	1.39
Equity risk	Equity derivative contracts - Nominal amount (£m)	—	—	2	41	4	47
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	620	—	840	4,765	1,479	7,704
	Interest rate contracts - Nominal amount (£m)	—	—	—	2,049	924	2,973
	Average GBP - EUR exchange rate	1.28	—	1.39	1.20	1.20	—
	Average GBP - USD exchange rate	—	—	—	1.61	1.38
	Average fixed interest rate - GBP	2.26%	—	1.17%	2.72%	3.41%

2020
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal amount (£m)	2,429	7,617	27,791	47,749	7,889	93,475
	Average fixed interest rate - GBP	0.69%	0.65%	0.82%	0.73%	3.61%
	Average fixed interest rate - EUR	1.18%	0.23%	3.02%	0.98%	2.34%
	Average fixed interest rate - USD	1.87%	1.72%	2.89%	2.49%	4.16%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	0	132	461	196	789
	Interest rate contracts - Nominal amount (£m)	—	—	—	236	37	273
	Average GBP - EUR exchange rate	—	—	1.14	1.17	1.17
	Average fixed interest rate - EUR	—	—	4.64%	1.78%	3.56%
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	—	897	2,528	7,964	1,061	12,450
	Average fixed interest rate - GBP	—	0.46%	0.57%	1.45%	1.33%
FX risk	Exchange rate contracts- Nominal amount (£m)	1,439	2,015	3,877	7,113	1,119	15,563
	Interest rate contracts- Nominal amount (£m)	—	—	—	366	—	366
	Average GBP - JPY exchange rate	—	137.98	135.61	132.27	—
	Average GBP - EUR exchange rate	—	—	0.00	1.16	1.18
	Average GBP - USD exchange rate	1.29	1.32	1.32	1.30	—
Equity risk	Equity derivative contracts - Nominal amount (£m)	—	—	0	12	1	13
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	732	—	2,583	6,550	1,592	11,457
	Interest rate contracts - Nominal amount (£m)	732	—	882	4,062	915	6,591
	Average GBP - EUR exchange rate	—	—	1.35	1.25	1.20
	Average GBP - USD exchange rate	1.46	—	0.00	1.61	1.38
	Average fixed interest rate - GBP	2.01%	—	3.18%	2.48%	3.39%

Annual Report 2021	Santander UK Group Holdings plc 240

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2021	2020	2019
	£m	£m	£m
Fair value hedging:
Gains/(losses) on hedging instruments	846	(299)	(360)
(Losses)/gains on hedged items attributable to hedged risks	(804)	364	414
Fair value hedging ineffectiveness	42	65	54
Cash flow hedging ineffectiveness	(34)	(46)	(46)
	8	19	8
Hedge ineffectiveness can be analysed by risk category as follows:

						Group
			2021			2020
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
	£m	£m	£m	£m	£m	£m
Fair value hedges:
Interest rate risk	868	(838)	30	(358)	384	26
Interest rate/FX risk	(22)	34	12	59	(20)	39
	846	(804)	42	(299)	364	65

									Group
					2021				2020
		Hedging Instruments				Hedging Instruments
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI	Recognised in income statement	Reclassified from reserves to income	Change in FV	Recognised in OCI	Recognised in income statement	Reclassified from reserves to income
		£m	£m	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk	Net interest income	(312)	306	(6)	70	185	(179)	6	33
FX risk	Net interest income/other operating income	(54)	54	—	(158)	(42)	38	(4)	2
Equity risk	Operating expenses	(1)	1	—	2	2	(2)	—	(5)
Interest rate/FX risk	Net interest income/other operating income	(542)	514	(28)	(273)	782	(830)	(48)	773
		(909)	875	(34)	(359)	927	(973)	(46)	803

In 2021, cash flow hedge accounting of £14m (2020: £57m) had to cease due to the hedged cash flows no longer being expected to occur.
The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2021	2020
	£m	£m
Balance at 1 January	649	479
Effective portion of changes in fair value:
– Interest rate risk	(306)	179
– Foreign currency risk	(54)	(38)
– Equity risk	(1)	2
– Interest rate/foreign currency risk	(514)	830
	(875)	973
Income statement transfers:
– Interest rate risk	(70)	(33)
– Foreign currency risk	158	(2)
– Equity risk	(2)	5
– Interest rate/foreign currency risk	273	(773)
	359	(803)
Balances at 31 December	133	649

Annual Report 2021	Santander UK Group Holdings plc 241

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2021					2020
		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	58,455	—	88	500	(1,096)	54,118	—	1,202	904	332
Other financial assets at amortised cost	160	—	2	3	(12)	772	—	36	13	121
Reverse repurchase agreements – non trading	9,570	—	(5)	—	(6)	12,149	—	1	—	3
Other financial assets at FVOCI	3,728	23	—	47	(112)	5,129	155	—	74	88
Deposits by customers	—	—	—	—	14	(4,305)	(15)	(10)	(10)	(13)
Debt securities in issue	(4,373)	(188)	(115)	(230)	325	(8,889)	(518)	(137)	(305)	(120)
Subordinated liabilities	(293)	(75)	(8)	(70)	49	(636)	(185)	(41)	(166)	(27)
Interest rate/FX risk:
Other financial assets at FVOCI	227	—	—	1	(20)	299	5	—	—	15
Debt securities in issue	(423)	(55)	—	(47)	55	(621)	(94)	—	(76)	(34)
Subordinated liabilities	2	2	—	2	(1)	3	3	—	3	(1)
	67,053	(293)	(38)	206	(804)	58,019	(649)	1,051	437	364

							Group
				2021			2020
		Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
	Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:	Loans and advances to customers	236	(135)	(2)	(183)	165	1
	Cash and balances at central banks	71	(80)	—	(2)	1	—
	Reverse repurchase agreements – non trading	—	—	—	(2)	1	—
	Deposits by banks	(1)	1	—	7	(2)	—
	Repurchase agreements – non trading	—	—	—	1	(1)	—
FX risk:	Other financial assets at FVOCI	(194)	(1)	—	40	6	—
	Not applicable – highly probable forecast transactions	148	1	—	33	3	—
	Deposits by customers	4	—	—	(7)	—	—
	Debt securities in issue	90	67	6	(13)	(46)	—
	Repurchase agreements – non trading	6	—	—	(15)	—	—
Equity risk:	Other liabilities	1	3	—	(2)	6	—
Interest rate/FX risk:	Debt securities in issue/loans and advances to customers	503	144	(4)	(701)	322	(2)
	Subordinated liabilities/loans and advances to customers	11	133	80	(130)	194	—
		875	133	80	(974)	649	(1)

Annual Report 2021	Santander UK Group Holdings plc 242

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2021	2020
	£m	£m
Loans and advances to customers:
Loans to housing associations	12	13
Other loans	502	579
	514	592
Debt securities	112	112
Equity securities	50	130
	676	834

For the Santander UK group, other financial assets at FVTPL comprised £454m (2020: £508m) of financial assets designated at FVTPL and £222m (2020:£325m) of financial assets mandatorily held at FVTPL.
Loans and advances to customers principally represented other loans, being a portfolio of roll-up mortgages and deferred consideration following the partial sale of the portfolio. These are managed, and have their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at FVTPL.
The net (loss)/gain in the year attributable to changes in credit risk for loans and advances at FVTPL was £nil (2020: £nil, 2019: £nil). The cumulative net loss attributable to changes in credit risk for loans and advances at FVTPL at 31 December 2021 was £2m (2020: £2m).

13. LOANS AND ADVANCES TO CUSTOMERS

		Group
	2021	2020
	£m	£m
Loans secured on residential properties	178,039	170,089
Corporate loans	19,282	23,613
Finance leases	3,916	6,554
Secured advances	—	—
Other unsecured loans	9,405	10,169
Accrued interest and other adjustments	656	861
Amounts due from fellow Banco Santander subsidiaries and joint ventures	3,080	2,249
Loans and advances to customers	214,378	213,535
Credit impairment loss allowances on loans and advances to customers	(828)	(1,303)
RV and voluntary termination provisions on finance leases	(25)	(54)
Net loans and advances to customers	213,525	212,178
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group
	2021			2020
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	1,906	(5)	1,901	3,468	(297)	3,171
Later than one year and not later than two years	1,324	(201)	1,123	1,829	(173)	1,656
Later than two years and not later than three years	772	(141)	631	1,099	(106)	993
Later than three years and not later than four years	343	(82)	261	575	(55)	520
Later than four years and not later than five years	38	(38)	—	231	(25)	206
Later than five years	—	—	—	8	—	8
	4,383	(467)	3,916	7,210	(656)	6,554

Annual Report 2021	Santander UK Group Holdings plc 243

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,510m (2020: £3,552m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of £nil (2020: £nil, 2019: £nil) was earned in the year, which was classified in ‘Interest and similar income’. Finance income on the net investment in finance leases was £243m (2020: £308m, 2019: £299m).
Finance lease receivable balances are secured over the asset leased. The Santander UK group is not permitted to sell or repledge the asset in the absence of default by the lessee. The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.
Included within loans and advances to customers are advances assigned to bankruptcy remote structured entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and mortgage-backed or other asset-backed securities issued by the Santander UK group. For more, see Note 14.
At 31 December 2021 and 2020, the Santander UK group had contracted with lessees for the following future undiscounted minimum lease payments receivable under operating leases.

	Group
	2021	2020
		£m
No later than one year	31	17
Later than one year and not later than two years	27	17
Later than two years and not later than three years	22	16
Later than three years and not later than four years	15	11
Later than four years and not later than five years	11	10
Later than five years	28	30
	134	101
14. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection transactions.

The Santander UK group uses structured entities to securitise some of the mortgage and other loans to customers that it originates. The Santander UK group also issues covered bonds, which are guaranteed by, and secured against, a pool of the Santander UK group’s mortgage loans transferred to Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low-cost funding, but also to use as collateral for raising funds via third party bilateral secured funding transactions or for liquidity purposes in the future. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium-term funding; this has allowed the Santander UK group to further diversify its medium-term funding investor base.
Loans and advances to customers include portfolios of residential mortgage loans, and receivables derived from credit agreements with retail customers for the purchases of financed vehicles, which are subject to non-recourse finance arrangements. These loans and receivables have been purchased by, or assigned to, structured entities or Abbey Covered Bonds LLP, and have been funded primarily through the issue of mortgage-backed securities, other asset-backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The structured entities and Abbey Covered Bonds LLP are consolidated as subsidiary undertakings. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the structured entities.
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
Santander UK plc and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Santander UK plc and its subsidiaries have no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by Santander UK plc or its subsidiaries at the time of transfer are breached and, in certain cases, if there is a product switch or further advance, if a securitised loan is in arrears for over two months or if a securitised loan does not comply with regulatory requirements.
In April 2020, Santander UK plc followed FCA guidance on how they expect mortgage lenders and administrators to treat customers fairly during the Covid-19 pandemic and restructured all its securitisations to accommodate its obligations as servicer under the principles set out in the FCA Handbook and Mortgage Conduct of Business rules.
The granting of payment holidays to any securitised loans results in a corresponding decrease in revenue receipts available to the trust company to distribute to the funding entity on each distribution date. To mitigate the potential impact to the securitisations, the qualifying structured entities were amended to direct a cash payment to the funding entity in an amount equal to the funding entity's share of the aggregate amount of the interest that would have been due on any loans which are the subject of a payment holiday. To effect such cash payment, Santander UK plc’s share of revenue receipts is reduced by such amount and the funding entity's share of revenue receipts increased accordingly, making the impact neutral to the securitisation.
ii) Other securitisation structures
The Santander UK group also makes use of auto loan securitisations, whereby a pool of auto loans originated by a member of the Santander UK group is sold to a special purpose vehicle by the asset originator. The special purpose vehicle funds the purchase of the auto loans by issuing asset-backed securities to third-party investors. A proportion of the securities are also retained by members of the Santander UK group. Members of the Santander UK group also receive payments from the special purpose vehicle in respect of fees for administering the auto loans, and payment of deferred consideration for the sale of the auto loans. The seller has no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by the Seller at the time of transfer are breached and, in certain cases, if there has been a subsequent variation in the terms of the underlying auto loan not permitted under the sale agreement.

Annual Report 2021	Santander UK Group Holdings plc 244

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

b) Covered bonds
Santander UK plc also issues covered bonds, which are its direct, unsecured and unconditional obligation. The covered bonds benefit from a guarantee from Abbey Covered Bonds LLP. Santander UK plc makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from Santander UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment, but which would otherwise be unpaid by Santander UK plc.
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2021 and 2020 are listed below.

	Gross assets		External notes in issue		Notes issued to Santander UK plc/subsidiaries as collateral
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	2,294	3,073	430	829	183	334
–Fosse	2,154	2,258	288	290	1,402	1,402
–Langton	—	2,782	—	—	—	2,355
	4,448	8,113	718	1,119	1,585	4,091
Other asset-backed securitisation structures:
–Motor	38	189	41	104	—	97
–Auto ABS UK Loans	—	1,460	—	1,107	—	361
	38	1,649	41	1,211	—	458
Total securitisation programmes	4,486	9,762	759	2,330	1,585	4,549
Covered bond programmes
–Euro 35bn Global Covered Bond Programme	15,713	23,670	12,760	19,285	—	—
Total securitisation and covered bond programmes (See Note 26)	20,199	33,432	13,519	21,615	1,585	4,549
Auto ABS UK Loans was held in PSA Finance UK Limited (PSA), which was a subsidiary of the Santander UK group. On 30 July 2021, the Santander UK group through Santander Consumer (UK) plc sold its entire 50% shareholding in PSA Finance UK Limited to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA, the auto finance arm of Group PSA Peugeot Citroën. For more on PSA, see Note 19.
The following table sets out the internal and external issuances and redemptions in 2021 and 2020 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	2021	2020	2021	2020	2021	2020	2021	2020
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
–Holmes	—	—	—	—	0.2	0.3	0.4	0.9
–Langton	—	—	—	—	2.4	—	—	—
Other asset-backed securitisation structures:
–Motor	—	—	—	—	0.1	0.1	0.1	0.2
–Auto ABS UK Loans	—	—	—	0.3	0.1	—	0.1	0.1
Covered bond programme	—	—	—	3.0	—	—	6.5	2.7
	—	—	—	3.3	2.8	0.4	7.1	3.9
In 2021, all the remaining Langton bonds were redeemed and all the remaining associated mortgages were repurchased by Santander UK plc. There was no gain or loss on redemption.
Issuances and redemptions for Auto ABS UK Loans are included until 30 July 2021, the date on which the Santander UK Group sold its entire shareholding in PSA Finance UK Limited.
Holmes Funding Ltd has a beneficial interest of £0.5bn (2020: £1.0bn) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1.6bn (2020: £1.7bn) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
Langton Funding (No.1) Ltd has a beneficial interest of £nil (2020: £2.4bn) in the residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd, following the redemption of the remaining Langton bonds and repurchase of the associated mortgages by Santander UK plc. At 31 December 2021, Langton Mortgage Trustee (UK) Ltd was in the process of being liquidated, and all residential mortgage loans previously held by Langton Mortgage Trustee (UK) Ltd had been repurchased by Santander UK plc. At 31 December 2020, the remaining share of the beneficial interest in residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd belonged to Santander UK plc.
The Holmes securitisation companies have cash deposits of £60m (2020: £186m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.

Annual Report 2021	Santander UK Group Holdings plc 245

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

15. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION
The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of those financial assets. Transferred financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and (iii) loans that have been securitised under arrangements by which the Santander UK group retains a continuing involvement in such transferred assets. .
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
The Santander UK group securitisation transfers do not qualify for derecognition. The Santander UK group remains exposed to credit risks arising from the mortgage loans or credit agreements and has retained control of the transferred assets. Circumstances in which the Santander UK group has continuing involvement in the transferred assets may include retention of servicing rights over the transferred assets (the servicing fee in respect of which is dependent on the amount or timing of the cash flows collected from, or the non-performance of, the transferred assets), entering into a derivative transaction with the securitisation vehicle, retaining an interest in the securitisation vehicle or providing a cash reserve fund. Where the Santander UK group has continuing involvement, it continues to recognise the transferred assets to the extent of its continuing involvement and recognises an associated liability. The net carrying amount of the transferred assets and associated liabilities reflects the rights and obligations that the Santander UK group has retained.
The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2021		2020
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	171	(172)	1,597	(1,340)
Securities lending agreements	1,892	(1,742)	918	(752)
Securitisations (See Notes 14 and 26)	4,486	(759)	6,980	(2,330)
	6,549	(2,673)	9,495	(4,422)

16. REVERSE REPURCHASE AGREEMENTS – NON TRADING

		Group
	2021	2020
	£m	£m
Agreements with banks	447	1,258
Agreements with customers	12,236	18,341
	12,683	19,599

17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2021	2020
	£m	£m
Asset backed securities	443	491
Debt securities	63	672
	506	1,163

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 246

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

18. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

		Group
	2021	2020
	£m	£m
Debt securities	5,833	8,929
Loans and advances to customers	18	21
	5,851	8,950

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

19. INTERESTS IN OTHER ENTITIES

		Group
	2021	2020
	£m	£m
Joint Ventures	201	172
	201	172
The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated and domiciled in the UK and a number of subsidiaries and joint ventures held directly and indirectly by it.
a) Interests in subsidiaries
The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. SFS has branch offices in Jersey and the Isle of Man.
Subsidiaries with significant non-controlling interests
The only subsidiary with significant non-controlling interests was PSA Finance UK Limited (PSA), which operates in the UK.On 30 July 2021, Santander UK through Santander Consumer (UK) plc sold its entire 50% shareholding in PSA to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA, the auto finance arm of Group PSA Peugeot Citroën. The impact of the sale was to derecognise total assets of £3.2bn, total liabilities of £2.9bn and a non-controlling interest of £0.15bn. No material gain or loss arose on sale. In 2021, until the date of sale, and 2020, the proportion of ownership interests and voting rights held by non-controlling interests was 50%.

	2021	2020
	£m	£m
Profit attributable to non-controlling interests	—	19
Accumulated non-controlling interests of the subsidiary	—	162
Dividends paid to non-controlling interests	—	15
Summarised financial information:
Total assets	—	3,451
Total liabilities	—	3,127
Profit for the year	—	38
Total comprehensive income for the year	—	33

Interests in consolidated structured entities
Structured entities are formed by Santander UK to accomplish specific and well-defined objectives. Santander UK consolidates these structured entities when the substance of the relationship indicates control, as described in Note 1. In addition to the structured entities disclosed in Note 14 which are used for securitisation and covered bond programmes, the only other structured entities consolidated by Santander UK are described below. All the external assets and liabilities in these entities are included in the financial statements and in relevant Notes. Other than as set out below, no significant judgements were required with respect to control or significant influence.
Motor Securities 2018-1 Designated Activity Company (Motor 2018)
Motor 2018 is a credit protection entity, and a Designated Activity Company limited by shares, incorporated in Ireland. It has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entity sells credit protection to Santander UK in respect of the referenced loans and, in return for a fee, is liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans. Motor 2018 is consolidated as Santander UK holds a variable interest by retaining the junior tranche of notes issued by the entity.

Annual Report 2021	Santander UK Group Holdings plc 247

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In 2021, Santander UK’s share in the profit after tax of its joint ventures was £22m (2020: £20m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2021, the carrying amount of Santander UK’s interest was £201m (2020: £172m). At 31 December 2021 and 2020, the joint ventures had no commitments and contingent liabilities.
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
i) Santander (UK) Common Investment Fund
The Santander (UK) Common Investment Fund (the Fund) is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by Santander UK, but its assets of £14,100m (2020: £13,553m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 30. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established three (2020: three) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans. Senior credit linked notes, which amounted to £1,184m (2020: £2,160m), are issued to, and held by, Santander UK. Junior credit linked notes, which amounted to £619m (2020: £678m), are all held by third party investors and suffer the first losses incurred in the referenced portfolios. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection.
The senior credit linked notes, along with the deposits and associated guarantees, are presented on a net basis, to reflect a legal right of set-off between the principal amounts of senior notes and the cash deposits. Deposits and associated guarantees in respect of the junior credit linked notes are included in ‘Deposits by customers’ (see Note 23). The entities are not consolidated by Santander UK because the third-party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities. No assets are transferred to, or income received from, these entities. Since the credit linked notes (including those held by Santander UK) are fully cash collateralised, Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the entities in connection with the credit protection outlined above.
Structured entities not sponsored by the Santander UK group
Santander UK also has interests in structured entities which it does not sponsor or control. These consist of holdings of mortgage and other asset backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. These securities comprise the asset backed securities included in Note 17. Management has concluded that the Santander UK group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

20. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Net book value
	£m	£m	£m
At 31 December 2020, 1 January 2021 and 31 December 2021	1,285	(82)	1,203

Impairment of goodwill
In 2021 and 2020, no impairment of goodwill was recognised. Goodwill is tested for impairment annually at 30 November, with a review for impairment indicators at 30 June and 31 December. Goodwill is tested for impairment if reviews identify an impairment indicator or when events or changes in circumstances dictate. Impairment is required where the book value of goodwill exceeds its recoverable amount.
The annual review identified the continuing uncertainty due to the Covid-19 pandemic and its potential impact on the carrying value of goodwill as impairment indicators for all cash-generating units (CGUs). As a result, management updated the impairment test at 31 December 2021 for all CGUs.

Annual Report 2021	Santander UK Group Holdings plc 248

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Basis of the recoverable amount
The recoverable amount of all CGUs was determined based on its value in use (VIU) methodology at each testing date. For each CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each CGU are set out below. The Retail Banking segment consists of the Private Banking CGU and the rest of Retail Banking, known as the Personal Financial Services CGU.
Key assumptions in the Value in use calculation

	Goodwill		Discount rate		Growth rate beyond initial cash flow projections
	2021	2020	2021	2020	2021	2020
CGU	£m	£m	%	%	%	%
Personal Financial Services	1,169	1,169	13.6	13.6	1.6	1.6
Private Banking	30	30	16.3	8.9	1.6	1.6
Other	4	4	13.6	13.6	1.6	1.6
	1,203	1,203

The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macro-economic outlook. For the goodwill impairment tests conducted at 31 December 2021, the determination of the carrying value of the Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2023. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of Covid-19 on the UK economic environment and the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2021, see the Credit risk – Santander UK group level section of the Risk review. The cash flow projections take into account the likely impact of future climate change.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2021.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (CAPM). The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In determining the discount rate, management have identified the cost of equity associated with market participants that closely resemble our CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. As the discount rate is derived from market data, it takes into account the likely impact of future climate change.
Growth rate beyond initial cash flow projections
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the cash flows in perpetuity because of the long-term perspective of CGUs. In line with the accounting requirements, management uses the UK Government’s official estimate of UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business. The estimated UK long-term average GDP growth rate has regard to the long-term impact of inherent uncertainties, such as Brexit, climate change and Covid-19.

Goodwill arising on the acquisition of Personal Financial Services and Private Banking
The VIU of each CGU remains higher than the carrying value of the related goodwill. The VIU review at 31 December 2021 did not indicate the need for an impairment in the Company’s goodwill balances. Management considered the level of headroom and the uncertainty relating to the respective estimates of the VIU for those CGUs but determined that there was a sufficient basis to conclude that no impairment was required.

Sensitivities of key assumptions in calculating the
At 31 December 2021 and 31 December 2020, the VIU of the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount.
The table below presents a summary of the key assumptions underlying the most sensitive inputs to the model for the Personal Financial Services CGU, the key risks associated with each and details of a reasonably possible change in assumptions. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.
The VIU calculation is not sensitive overall to the UK long-term average GDP growth rate assumption given the amount of headroom as the increased profit after tax generated by growth of the business is mostly offset by the need to retain more profit to meet increased regulatory capital requirements driven by the growth in assets. No reasonably possible change in the growth rate assumption would have resulted in an impairment.

Annual Report 2021	Santander UK Group Holdings plc 249

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	Cash flow projections	–BoE Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Persistent low interest rate environment –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 5% (2020: 5%).
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points (2020: 100 basis points).
At 31 December 2021 and 31 December 2020, a reasonably possible change in the key assumptions in relation to the VIU calculation for the goodwill balance in the Personal Financial Services CGU would have resulted in an impairment as follows.

		Impairment
		2021	2020
CGU	Reasonably possible change	£m	£m
Personal Financial Services	Cash flow projections decrease by 5% (2020: 5%)	—	—
	Discount rate increases by 100 basis points (2020: 100 basis points)	276	—

Sensitivity of Value in use changes to current assumptions to achieve nil headroom
Although there was no impairment of goodwill at 31 December 2021, the test for the Personal Financial Services CGU remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
In 2021, there was a decrease in headroom arising from a higher capital allocation to our Retail Banking business which was partially offset by higher profitability.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2021	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
CGU	£m	£m	£m	bps	%
Personal Financial Services	8,433	9,100	667	68	7

2020
Personal Financial Services	6,758	8,602	1,844	239	22

b) Other intangibles

			Group
	Cost	Accumulated amortisation / impairment	Net book value
	£m	£m	£m
At 1 January 2021	1,317	(871)	446
Additions	83	—	83
Disposals	(54)	53	(1)
Charge	—	(159)	(159)
Impairment	—	(27)	(27)
At 31 December 2021	1,346	(1,004)	342

At 1 January 2020	1,263	(690)	573
Additions	101	—	101
Disposals	(47)	47	—
Charge	—	(198)	(198)
Impairment	—	(30)	(30)
At 31 December 2020	1,317	(871)	446

Other intangibles which consist of computer software, include computer software under development of £83m (2020: £99m), of which £31m is internally generated (2020: £68m).
The impairment charge of £27m (2020: £30m) relates to computer software no longer expected to yield future economic benefits as it has become obsolete.

Annual Report 2021	Santander UK Group Holdings plc 250

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

21. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(2)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2021	1,275	1,362	436	720	222	4,015
Additions	126	28	1	284	65	504
Disposals	(420)	(334)	—	(249)	(29)	(1,032)
At 31 December 2021	981	1,056	437	755	258	3,487
Accumulated depreciation:
At 1 January 2021	491	1,053	434	178	119	2,275
Charge for the year(1)	32	87	1	81	20	221
Impairment during the year	46	28	—	—	23	97
Disposals	(234)	(305)	—	(99)	(23)	(661)
At 31 December 2021	335	863	435	160	139	1,932
Net book value	646	193	2	595	119	1,555

Cost:
At 1 January 2020	1,275	1,442	439	738	214	4,108
Additions	61	24	2	185	10	282
Disposals	(61)	(104)	(5)	(203)	(2)	(375)
At 31 December 2020	1,275	1,362	436	720	222	4,015
Accumulated depreciation:
At 1 January 2020	457	1,022	434	164	60	2,137
Charge for the year(1)	56	111	—	92	59	318
Impairment during the year	24	—	—	—	—	24
Disposals	(46)	(80)	—	(78)	—	(204)
At 31 December 2020	491	1,053	434	178	119	2,275
Net book value	784	309	2	542	103	1,740
(1)Following a review of the estimated useful lives of property as part of Santander UK's transformation program, the charge for the period includes accelerated property depreciation of £9m (2020: £9m).
(2)Property, plant and equipment includes assets under construction of £106m (2020: £55m).

In Q2 2021, we sold our current head office site in Triton Square, London to a wholly owned subsidiary of Banco Santander SA. Property, office fixtures and equipment and right-of-use assets were impaired in the period as a result of our multi-year transformation project. The impairment relates to leasehold properties within the scope of our branch network restructuring programme and head office sites which are either closing or consolidating.
As part of our plan to be the best bank to work for in the UK, we are building a new head office in Milton Keynes to meet the flexible needs of a modern workforce. It represents a planned investment of more than £200m, funded from existing resources. Site works began in Q1 2020 with practical completion expected in March 2023. Expenditure at 31 December 2021 was approximately £57m.

22. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2021	2020
	£m	£m
US$30bn Euro Medium Term Note Programme	5	102
Structured Notes Programmes	413	805
Eurobonds	142	150
Structured deposits	223	375
Collateral and associated financial guarantees	20	2
	803	1,434

For the Santander UK group all (2020: all) of the other financial liabilities at FVTPL were designated as such.
Collateral and associated financial guarantees in the table above represent collateral received, together with associated credit protection guarantees, in respect of the proceeds of the retained senior tranches of credit linked notes described in Note 12. The financial guarantees are valued using the same parameters as the related credit linked notes, such that changes in the respective valuations are offset exactly, and there is no charge or credit to the income statement.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £12m (2020: £3m loss, 2019: £77m loss). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2021 was £10m (2020: £3m).
At 31 December 2021, the amount that would be required to be contractually paid at maturity of the securities above was £nil higher (2020: £11m lower) than the carrying value.

Annual Report 2021	Santander UK Group Holdings plc 251

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

23. DEPOSITS BY CUSTOMERS

		Group
	2021	2020
	£m	£m
Demand and time deposits(1)	191,764	191,774
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,150	1,314
	192,914	193,088
(1)Includes equity index-linked deposits of £549m (2020: £577m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £549m and £2m (2020: £577m and £2m) respectively.

24. DEPOSITS BY BANKS

		Group
	2021	2020
	£m	£m
Items in the course of transmission	414	375
Deposits held as collateral	941	2,071
Other deposits(1)	32,507	18,527
	33,862	20,973
(1)Includes drawdown from the TFS of £0.0bn (2020: £6.3bn) and drawdown from the TFSME of £31.9bn (2020: £11.7bn).

25. REPURCHASE AGREEMENTS – NON TRADING

		Group
	2021	2020
	£m	£m
Agreements with banks	4,145	6,358
Agreements with customers	7,573	9,490
	11,718	15,848

26. DEBT SECURITIES IN ISSUE

		Group
	2021	2020
	£m	£m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	1,405	1,694
– Euro 30bn Euro Medium Term Note Programme(1)	4,304	4,292
– US SEC-registered Debt Programme – Santander UK Group Holdings plc(2)	5,978	5,616
– US SEC-registered Debt Programme – Santander UK plc	1,224	4,723
	12,911	16,325
Euro 35bn Global Covered Bond Programme (See Note 14)	12,760	19,285
US$20bn Commercial Paper Programmes	2,704	2,824
Certificates of deposit	2,387	2,858
Credit linked notes	59	57
Securitisation programmes (See Note 14)	759	2,330
	31,580	43,679

(1) Restated for 2020 to reclassify £673m previously disclosed as Euro 750m Senior Unsecured Notes to Euro 30bn Euro Medium Term Note Programme due to an administrative error.
(2) Restated for 2020 to reclassify £734m previously disclosed as US$1bn Senior Unsecured Notes to US SEC-registered Debt Programme - Santander UK Group Holdings plc due to an administrative error.

The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group Holdings plc has predominantly been downstreamed to our operating company Santander UK plc.

Annual Report 2021	Santander UK Group Holdings plc 252

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

27. SUBORDINATED LIABILITIES

	Group
	2021	2020
	£m	£m
£325m Sterling preference shares	344	344
Undated subordinated liabilities	240	557
Dated subordinated liabilities	1,644	1,655
	2,228	2,556

In 2021, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £1m. In 2020, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £24m.

The above securities will, in the event of the winding up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination amongst each of the subordinated liabilities upon a winding up of the issuer is specified in their respective terms and conditions.
In 2021 and 2020, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.
Undated subordinated liabilities

	Group
		2021	2020
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	35	352
		240	557

In common with other debt securities issued by Santander UK group companies and notwithstanding the issuer’s first call dates in the table above, in the event of certain tax changes affecting the treatment of payments of interest on subordinated liabilities in the UK, the 7.125% 30 Year Step-up perpetual callable subordinated notes are redeemable at any time, and the 10.0625% Exchangeable capital securities are redeemable on any interest payment date – each in whole at the option of Santander UK plc, at their principal amount together with any accrued interest.
The 10.0625% Exchangeable capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK plc, on the business day immediately following any interest payment date.
Dated subordinated liabilities

	Group
		2021	2020
	Maturity	£m	£m
5% Subordinated notes (US$1,500m)	2023	548	542
4.75% Subordinated notes (US$1,000m)	2025	541	536
7.95% Subordinated notes (US$1,000m)	2029	221	242
6.50% Subordinated notes	2030	28	31
5.875% Subordinated notes	2031	9	10
5.625% Subordinated notes (US$500m)	2045	297	294
		1,644	1,655

The dated subordinated liabilities are redeemable in whole at the option of Santander UK plc in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
Each of the subordinated liabilities issued by Santander UK Group Holdings plc has been downstreamed to Santander UK plc by means of Santander UK plc issuing equivalent subordinated liabilities to Santander UK Group Holdings plc.

28. OTHER LIABILITIES

		Group
	2021	2020
	£m	£m
Lease liabilities	134	100
Other	2,064	2,243
	2,198	2,343

Annual Report 2021	Santander UK Group Holdings plc 253

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

29. PROVISIONS

								Group
	Customer remediation(2)	Litigation and other regulatory(2)	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other(2)	Total

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	69	198	38	45	75	39	4	468
Additional provisions (See Note 8)	25	72	53	52	—	81	109	392
Provisions released (See Note 8)	—	—	—	(2)	(30)	—	(2)	(34)
Utilisation and other	(50)	(104)	(103)	(21)	(7)	(91)	(97)	(473)
Recharge(1)	—	—	13	—	—	—	—	13
At 31 December 2021	44	166	1	74	38	29	14	366
(1)    Recharge in respect of the UK Bank Levy paid on behalf of other UK entities in the Banco Santander group
(2) For 2021, operational loss provisions as they relate to customer accounts are included in 'Customer remediation', and 'Restructuring' provisions are now shown separately. As a result, provisions of £61m, £121m and £39m at 1 January 2021 have been reclassified from 'Regulatory and other' to 'Customer remediation', 'Litigation and other regulatory' and 'Restructuring' provisions, respectively, and £8m and £76m of 'Conduct remediation' provisions at 1 January 2021 have been reclassified to 'Customer remediation' and 'Litigation and other regulatory' provisions, respectively.
Provisions expected to be settled within no more than 12 months after 31 December 2021 were £182m (2020: £340m).
In 2021, the analysis of the provisions balance in the table above was enhanced to reflect its changing composition. PPI and Other products were combined with operational loss provisions relating to customer accounts which were previously included in 'Regulatory and Other' to give a clearer view of the overall 'Customer remediation' provision. Restructuring provisions relating to redundancy costs associated with transformation and organisational changes previously included in 'Regulatory and Other' are now shown separately to provide better insight.

a) Customer remediation
Customer remediation provisions included the estimated cost of making redress payments with respect to the past sales of products and systems issues, as well as operational loss provisions relating to customers' accounts.
At 31 December 2021, there was no provision remaining for PPI redress and related costs (2020: £59m).
An additional provision of £16m was recognised in December 2021 for interest and fees charged on discount plans. The remaining customer remediation provisions relate to sales of other products, primarily in regard to mortgage endowments, and other system issues around interest and fee charging, including an amount of £6m (2020: £47m) that arose from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the Consumer Credit Act (CCA). As detailed in Note 31, there are aspects of the issue which remain under review.

b) Litigation and other regulatory
Litigation and other regulatory provisions principally comprised amounts in respect of litigation and other regulatory charges, operational loss and operational risk provisions, and related expenses. A number of uncertainties exist with respect to these provisions given the uncertainties inherent in litigation and other regulatory matters, that affect the amount and timing of any potential outflows with respect to which provisions have been established. These provisions are reviewed at least quarterly.
Although the deadline for bringing PPI complaints has passed, customers can still commence Plevin related litigation. An increase in provision of £21m has been made for the best estimate of any obligation to pay compensation in respect of current stock and estimated future claims. There are ongoing factual issues to be resolved regarding such litigation which may have legal consequences including the volume and quality of future litigation claims. As a result, the extent of the potential liability and amount of any compensation to be paid remains uncertain.
The balance also included an amount in respect of our best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 31. No further information on the best estimate is provided on the basis that it would be seriously prejudicial.
In 2021 there were charges of £29m for legal provisions and £22m for other regulatory issues.
c) Bank Levy
A rate of 0.10% applies for 2021 (2020: 0.14%).

d) Property
Property provisions include leasehold vacant property provisions, dilapidation provisions for leased properties within the scope of IFRS 16, and decommissioning and disposal costs relating to vacant freehold properties. Leasehold vacant property provisions are made by reference to an estimate of any expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market.

Property provisions included £52m of transformation charges in 2021. These relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets. These charges consist of costs relating to leasehold properties within the scope of our branch network restructuring programme and head office closures. They also include decommissioning costs relating to freehold head office sites which are either closing or consolidating.

Annual Report 2021	Santander UK Group Holdings plc 254

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

e) ECL on undrawn facilities and guarantees
Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments. Off balance sheet ECL of £7m was included in the transfer of the CIB business of Santander UK SLB.

f) Restructuring
Restructuring provisions relate to severance costs associated with transformation and organisational changes. The provision includes a charge of £76m as part of our multi-year transformation programme to improve future returns, focused on simplifying, digitising and automating the bank.
g) Other
Other provisions include provisions that do not fit into any of the other categories, such as fraud losses and some categories of operational losses.
In 2021 there were charges for operational risk provisions of £94m, including Authorised Push Payment fraud losses.

30. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	Group
	2021	2020
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	1,573	496
Funded defined benefit pension scheme - deficit	—	(361)
Unfunded pension and post-retirement medical benefits	(37)	(42)
Total net assets	1,536	93

Remeasurement losses/(gains) recognised in other comprehensive income during the year were as follows:

			Group
	2021	2020	2019
	£m	£m	£m
Pension remeasurement	(1,263)	505	523

a) Defined contribution pension plans
The majority of employees are members of a defined contribution Master Trust, LifeSight. This is the plan into which eligible employees are enrolled automatically. The assets of LifeSight are held in separate trustee-administered funds. Funds arising from Additional Voluntary Contributions (AVCs) are largely held within the main defined benefit scheme operated by the Santander UK group.

An expense of £65m (2020: £67m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses (see Note 6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the Scheme). It comprises seven legally segregated sections. The Scheme covers 11% (2020: 11%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme. The Trustee board comprises five (2020: five) Directors selected by Santander UK Group Holdings plc, plus five (2020: five) member-nominated Directors selected from eligible members who apply for the role.
The assets of the funded schemes including the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the sections of the Scheme remains under regular review. Investment decisions are delegated by the Trustee to a common investment fund, managed by Santander (CF Trustee) Limited, a private limited company owned by five Trustee directors, three appointed by Santander UK plc and two by the Trustee. The Santander (CF Trustee) Limited directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Scheme. Ultimate responsibility for investment policy and strategy rests with the Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles. The defined benefit pension schemes expose the Santander UK group to risks such as investment risk, interest rate risk, longevity risk and inflation risk. The Santander UK group does not hold any insurance policies over the defined benefit pension schemes and has not entered into any significant transactions with them.
Formal actuarial valuations of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally qualified actuaries and valued for accounting purposes at each balance sheet date. The Scheme Trustee is responsible for the actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest formal actuarial valuation for the Scheme at 31 March 2019 was finalised in August 2019, with a deficit to be funded of £1,136m. The next scheduled triennial funding valuation will be at 31 March 2022. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.
The main differences between the assumptions used for assessing the defined benefit liabilities for the funding valuation and those used for IAS 19 is that the financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.

Annual Report 2021	Santander UK Group Holdings plc 255

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The total amount charged to the income statement was as follows:

			Group
	2021	2020	2019
	£m	£m	£m
Net interest income	(5)	(10)	(24)
Current service cost	38	36	34
Past service and GMP costs	—	1	1
Past service curtailment costs	5	—	—
Administration costs	8	8	8
	46	35	19
On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and was based on a number of assumptions and the actual impact may be different. This was reflected in the income statement and in the closing net accounting surplus of the Scheme in 2018. The allowance included in the Scheme liabilities at 31 December 2021 decreased by £5m (2020: £5m, 2019: £5m) to £45m (2020: £50m, 2019: £45m) to reflect the latest assumptions. This change was recognised in other comprehensive income. Work is being undertaken by the Trustee to implement GMP equalisation.
On 20 November 2020, a further court ruling on the GMP equalisation case took place on the issue of whether or not there is an obligation to equalise transfers that occurred prior to October 2018. It was concluded that historic transfers should be equalised. The potential additional liability was estimated and was not material. As a result, no additional liability has been recognised.
Past service curtailment costs of £5m were recognised in 2021 in connection with redundancies arising from branch closures and rationalisation of office sites.
The amounts recognised in other comprehensive income were as follows:

			Group
	2021	2020	2019
	£m	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	(452)	(1,328)	(873)
Actuarial (gains)/losses arising from changes in demographic assumptions	(17)	34	42
Actuarial gains arising from experience adjustments	(19)	(141)	(40)
Actuarial (gains)/losses arising from changes in financial assumptions	(775)	1,940	1,394
Pension remeasurement	(1,263)	505	523

Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2021	2020
	£m	£m
At 1 January	(13,894)	(12,165)
Current service cost paid by Santander UK plc	(29)	(24)
Current service cost paid by other subsidiaries	(9)	(12)
Interest cost	(188)	(253)
Employer salary sacrifice contributions	(9)	(2)
Past service cost	—	(1)
Past service curtailment costs	(5)	—
Remeasurement due to actuarial movements arising from:
– Changes in demographic assumptions	17	(34)
– Experience adjustments	19	141
– Changes in financial assumptions	775	(1,940)
Benefits paid	398	396
Derecognition of pension scheme liabilities arising from the sale of PSA	41	—
At 31 December	(12,884)	(13,894)

Annual Report 2021	Santander UK Group Holdings plc 256

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Movements in the fair value of the schemes’ assets were as follows:

	Group
	2021	2020
	£m	£m
At 1 January	13,987	12,555
Interest income	193	263
Contributions paid by employer and scheme members	247	245
Administration costs paid	(8)	(8)
Return on plan assets (excluding amounts included in net interest expense)	452	1,328
Benefits paid	(398)	(396)
Derecognition of pension scheme assets arising from the sale of PSA	(53)	—
At 31 December	14,420	13,987
The composition and fair value of the schemes’ assets by category was:

							Group
	Quoted prices in active markets		Prices not quoted in active markets		Total		Valuation
2021	£m	%	£m	%	£m	%	Technique
UK equities	38	—	—	—	38	—	A
Overseas equities	1,401	10	1,065	7	2,466	17	A,C
Corporate bonds	1,607	11	312	2	1,919	13	A,C
Government fixed interest bonds	2,788	19	—	—	2,788	19	A
Government index-linked bonds	9,159	64	—	—	9,159	64	A
Property	—	—	1,409	10	1,409	10	B
Derivatives	—	—	(83)	(1)	(83)	(1)	A
Cash	—	—	2,290	16	2,290	16	A
Repurchase agreements(1)	—	—	(6,582)	(45)	(6,582)	(45)	A
Infrastructure	—	—	390	3	390	3	B,C
Annuities	—	—	298	2	298	2	D
Longevity swap	—	—	(8)	—	(8)	—	D
Other	—	—	336	2	336	2	C
	14,993	104	(573)	(4)	14,420	100
2020
UK equities	40	—	—	—	40	—	A
Overseas equities	1,271	9	1,004	7	2,275	16	A,C
Corporate bonds	1,121	8	457	3	1,578	11	A,C
Government fixed interest bonds	1,618	12	—	—	1,618	12	A
Government index-linked bonds	6,695	48	—	—	6,695	48	A
Property	—	—	1,454	10	1,454	10	B
Derivatives	—	—	312	2	312	2	A
Cash	—	—	1,161	8	1,161	8	A
Repurchase agreements(1)	—	—	(2,198)	(15)	(2,198)	(15)	A
Infrastructure	—	—	406	3	406	3	B,C
Annuities	—	—	317	2	317	2	D
Longevity swap	—	—	—	—	—	—	D
Other	—	—	329	3	329	3	C
	10,745	77	3,242	23	13,987	100
(1)    Sale and repurchase agreements net of purchase and resale agreements.

Annual Report 2021	Santander UK Group Holdings plc 257

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Valuation techniques
At a high level, the main methods for measuring the fair value of the Scheme’s assets at 31 December 2021 and 2020 are set out below.
A.The asset valuation is provided by the asset manager. The valuation is based on observable market data, and where relevant is typically based on bid price values, or the single price if only one price is available.
B.The underlying asset valuations are prepared by an independent expert, adjusted for any cash movements where necessary since the latest valuation.
C.Assets are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation.
D.Assets relating to insured liabilities are valued by the actuaries based on our year-end accounting assumptions.

The ‘Other’ category includes hedge fund investments.
At 31 December 2021, the value of the insured annuities included the value of a pensioner buy-in that was entered into on 27 May 2020 by the Trustee with an insurance company. This transaction insured 100% of the SMA section pensioner liabilities and 50% of the SPI section pensioner liabilities based on membership in the Scheme at 31 December 2018. In March 2021, the Trustee entered into a longevity swap. Approximately 85% of pensioner liabilities were covered by the longevity swap at inception. The value of the swap at 31 December 2021 was a liability of £8m.
At 31 December 2021, as highlighted above the Scheme was invested in certain assets who values are not based on market observable data, such as the investments in unquoted equities and bonds, as well as property, infrastructure and hedge funds. The valuation of these assets relies on unobservable data as these assets do not have a readily available quoted price in an active market. A large proportion of the property is directly held and valued using a bespoke valuation method taking both the nature of the properties and the tenancy schedules as inputs to derive the fair value. Where there is a time lag between the net asset value and the balance sheet date, management adjusts the value of the assets for any cash movements. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. In H1 2021, the level of interest rate and inflation rate hedging was increased. The Scheme also has in place an equity collar to manage equity risk and hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2021 the equity collar had a notional value of £1,259m (2020: £1,076m) and the currency forwards had a notional value of £2,296m (2020: £2,378m). Some asset de-risking took place in 2021, with disinvestments made from listed equities. Significant investments were made in quoted corporate bonds over the year, funded from the government bond portfolio and listed equities. The Trustee has established the Sustainability Committee which is responsible for overseeing the Scheme’s policies, regulatory obligations and priorities in respect of climate change and wider Environmental, Social and Governance (ESG) related matters. This includes the monitoring of climate change related risks and opportunities, scenario analysis and monitoring of investments from an ESG perspective.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2021 and 2020. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.
The Santander UK group's employee pension funds recognise the magnitude of the challenges that climate and energy transition pose to governments, companies and civil society. They are also aware of their impact on the ability to comply with their fiduciary duty providing long-term risk-adjusted returns to their members. They have therefore initiated the necessary actions to consider employee pension plans targets of net zero, showing their full support for the Santander UK group's vision, commitment to sustainability and climate change.
Funding
In August 2019, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and schedule of contributions following the finalisation of the 31 March 2019 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £241m in 2021 (2020: £236m) to the Scheme, of which £194m (2020: £187m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s remaining contributions to the Scheme broadly comprises contributions of £187m each year from 30 September 2019 to 31 March 2026. In addition, the Santander UK group has agreed to pay further contingent contributions should the funding position have fallen behind plan, and to date these have been paid into the Group section from 1 July 2021 onwards at a level of £1m per month. The Santander UK group also meets Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Santander UK group needs to put into the pension scheme. It will always be different to the IAS 19 accounting deficit, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.

Annual Report 2021	Santander UK Group Holdings plc 258

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Actuarial assumptions
The principal actuarial assumptions used for the defined benefit schemes were:

	Group
	2021	2020	2019
	%	%	%
To determine benefit obligations(1):
– Discount rate for scheme liabilities	1.9	1.3	2.1
– General price inflation	3.4	3.0	3.0
– General salary increase	1.0	1.0	1.0
– Expected rate of pension increase	3.2	2.9	2.9

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.5	27.5	27.3
– Females	30.1	30.0	29.8
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	29.0	29.0	28.9
– Females	31.6	31.5	31.3

(1) The discount rate and inflation related assumptions set out in the table at 31 December 2021 reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.

At 30 September 2021, changes were made to the assumptions to reflect management’s current views. This included refinements to the inflation assumptions, and a move to section specific financial assumptions to better reflect each individual section’s duration and cash flow profile. The mortality assumption was also refined to reflect the latest 2020 projections model from the Continuous Mortality Investigation (CMI). The overall impact of these changes was small with the majority of the liability movement being due to changes in market conditions.

Discount rate for scheme liabilities
The rate used to discount the retirement benefit obligation for accounting purposes is based on the annual yield at the balance sheet date of high-quality corporate bonds on that date. There are only a limited number of higher quality Sterling-denominated corporate bonds, particularly those that are longer-dated. Therefore, in order to set a suitable discount rate, we need to construct a corporate bond yield curve. The model which we use for constructing the curve uses corporate bond data but excludes most convertible and asset-backed bonds. The curve is then constructed from this data by extrapolating the horizontal forward curve from 30 years, with the level of this forward rate being the average of the fitted forward rates over the 15 to 30 years year range. When considering an appropriate assumption, we project forward the expected cash flows of the Scheme and adopt a single equivalent cash flow weighted discount rate, subject to management judgement. In 2021, a review of the assumptions was carried out. We moved to using section specific discount rates, derived using the same methodology as before when calculating the discount rate for the Scheme, but based on the cash flows for each section.
General price inflation
Consistent with our discount rate methodology, we set the inflation assumption using the expected cash flows of the Scheme, fitting them to an inflation curve to give a weighted average inflation assumption. We then deduct an inflation risk premium to reflect the compensation holders of fixed rate instruments expect to receive for taking on the inflation risk. This premium is subject to a cap, to better reflect management’s view of inflation expectations. In 2020, management amended the general price inflation assumptions to reflect the expectation that the Retail Price Index would be brought in line with the Consumer Price Index from 2030. At 31 December 2020, this change increased the liabilities of the Scheme by £64m. In 2021, a review of the assumptions was carried out, and similar to the discount rate we moved to using section specific inflation rates, derived using the same methodology as before, but based on the cash flows for each section.
General salary increase
From 1 March 2015, a cap on pensionable pay increases of 1% each year was applied to staff in the Scheme.
Expected rate of pension increase
The pension increase assumption methodology uses a stochastic model, which is calibrated to consider both the observed historical volatility term structure and derivative pricing. The model allows for the likelihood that high or low inflation in one-year feeds into inflation remaining high or low in the next year.
Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S3 Medium all pensioner mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. For future improvements, at 31 December 2021 the CMI 2020 projection model was adopted, with model parameters selected having had regard to the Scheme’s membership profile with an initial addition to improvements of 0.15% per annum, together with a long-term rate of future improvements to life expectancy of 1.25% for male and female members. No weight was placed on the 2020 data in the model, reflecting the uncertainty regarding whether, and how much, 2020 mortality data reflects likely future experience. Both the mortality table and the projection model are published by the Continuous Mortality Investigation.

In 2019, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the Trustee as part of the 2019 triennial valuation and a separate review conducted on early retirement experience. These reviews resulted in changes in the assumptions for commutation, family statistics and early retirement, which were retained at 31 December 2021.

Annual Report 2021	Santander UK Group Holdings plc 259

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
	Change in pension obligation at period end from	2021	2020
Assumption		£m	£m
Discount rate	25 bps increase	(571)	(662)
General price inflation(1)	25 bps increase	392	480
Mortality	Each additional year of longevity assumed	478	515
(1)The general price inflation sensitivity of £365m at 31 December 2020 has been restated to correct an administrative error. The correction does not impact the actual reported values.

The 25bps sensitivity to the inflation assumption includes the corresponding impact of changes in future pension increase assumptions before and after retirement. The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation recognised in the balance sheet. There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2022	387
2023	335
2024	356
2025	381
2026	401
Five years ending 2031	2,240

The average duration of the defined benefit obligation at 31 December 2021 was 18.3 years (2020: 19.4 years).
Covid-19
While Covid-19 resulted in some volatility in the IAS 19 position, there was recovery over 2021. Actions taken in 2021 to increase hedging and reduce asset risk, in line with the agreements already in place with the Trustee, served to improve the Scheme’s resilience to market volatility.
The Santander UK group has collaborated with the Trustee to ensure the delivery of key functions and services could be maintained throughout the Covid-19 pandemic, to include most vitally the payment of pensions to members. At the start of the Covid-19 pandemic, an enhanced risk monitoring framework was also established to identify and monitor such risks and ensure they were adequately managed.

31. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2021	2020
	£m	£m
Guarantees given to third parties	363	939
Formal standby facilities, credit lines and other commitments	37,385	42,231
	37,748	43,170

At 31 December 2021, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 29 for further details. For segmental and credit risk staging analysis relating to off-balance sheet exposures, see the credit quality table in the ‘Santander UK group level – credit risk review’ section.
Where the items set out below can be reliably estimated, they are disclosed in the table above.

Capital support arrangements
At 31 December 2021 Santander UK plc, Cater Allen Limited and certain other non-regulated subsidiaries of Santander UK plc were party to a capital support deed dated 13 November 2018 (the RFB Sub-Group Capital Support Deed). These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expired on 31st December 2021. Exposures of each of the regulated entities to other members of the core UK group were exempt from large exposure limits that would otherwise apply and these exposures were risk-weighted at 0%. The purpose of the RFB Sub-Group Capital Support Deed was to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements.
A new RFB Sub-Group Capital Support Deed was entered into on 17 December 2021 and effective from 1 January 2022. This reflected the latest version of associated regulation and the addition of two further Santander UK plc subsidiaries including Santander ISA Managers Limited, an entity regulated by the FCA. The parties to the new RFB Sub-Group Capital Support Deed were granted a new permission by the PRA to form a core UK group from 1 January 2022 to 31 December 2024, following expiry of the previous core UK group permission on 31 December 2021. Where applicable this new permission also provides for intra-group exposures to be excluded from the leverage exposure measure.

Annual Report 2021	Santander UK Group Holdings plc 260

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

At 31 December 2021 Santander UK Group Holdings plc and Santander Financial Services plc, the regulated entities, and Santander Equity Investments Limited were party to a capital support deed dated 13 November 2018 (the Non-RFB Capital Support Deed). These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expired on 31 December 2021. Exposures of each of the regulated entities to other members of the core UK group were exempt from large exposure limits that would otherwise apply and these exposures were risk-weighted at 0%. The purpose of the NRFB Capital Support Deed was to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements. Santander UK Group Holdings plc became a PRA-regulated firm from 12 December 2021.
A new NRFB Capital Support Deed was entered into on 17 December 2021 and effective from 1 January 2022, reflecting the latest version of associated regulation. The parties to the new NRFB Capital Support Deed remained unchanged and were granted a new permission by the PRA to form a core UK group from 1 January 2022 to 31 December 2024, following expiry of the previous core UK group permission on 31 December 2021.

Liquidity support arrangements
We monitor and manage liquidity risk for the Santander UK plc group and Santander Financial Services plc separately. Under this model, and the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows the entities to collectively meet regulatory requirements for the purpose of managing liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.

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

FSCS
The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay certain claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).

Loan representations and warranties
In connection with the securitisations and covered bond transactions described in Note 14, the Santander UK group entities selling the relevant loans into the applicable securitisation or covered bond portfolios make representations and warranties with respect to such loans, in each case as of the date of the sale of the loans into the applicable portfolio. These representations and warranties cover, among other things, the ownership of the loan by the relevant Santander UK group entity, absence of a material breach or default by the relevant borrower under the loan, the loan’s compliance with applicable laws and absence of material disputes with respect to the relevant borrower, asset and loan. The specific representations and warranties made by Santander UK group companies which act as sellers of loans in these securitisations and covered bond transactions depend in each case on the nature of the transaction and the requirements of the transaction structure. In addition, market conditions and credit rating agency requirements may affect the representations and warranties required of the relevant Santander UK group companies in these transactions.
In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-backed securitisations or the covered bond programmes included in Note 14, or if such representations and warranties prove to be materially untrue at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans (generally at their outstanding principal balance plus accrued interest). These securitisations and covered bond programmes are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. In addition, Santander UK plc’s credit policy explicitly prohibits such lending.
Similarly, under the auto loan securitisations in Note 14, in the event that there is a breach or inaccuracy in respect of a representation or warranty relating to the loans, the relevant Santander UK group entity who sold the auto loans into the securitisation portfolio will be required to repurchase such loans from the structure (also at their outstanding principal balance plus accrued interest). In addition to breaches of representation and warranties, under the auto loan securitisations, the seller may also have a repurchase obligation if certain portfolio limits are breached (which include, amongst other things, limits as to the size of a loan given to an individual customer, LTV ratio, average term to maturity and average seasoning).
In the case of a repurchase of a loan from the relevant securitisation or covered bond programmes, the Santander UK group may bear any subsequent credit loss on such loan. The Santander UK group manages and monitors its securitisation and covered bond activities closely to minimise potential claims.

Annual Report 2021	Santander UK Group Holdings plc 261

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other legal actions and regulatory matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.

Payment Protection Insurance
In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability remains in its early stages. The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies underwritten by AXA France IARD and AXA France Vie (together, AXA France - previously Financial Insurance Company Ltd and Financial Assurance Company Ltd respectively) and involves Santander Cards UK Limited (a former GE Capital Corporation entity and distributor of pre-2005 PPI known as GE Capital Bank Limited which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc) and a Banco Santander SA subsidiary Santander Insurance Services UK Limited (together the Santander Entities). During the relevant period, AXA France were owned by Genworth Financial International Holdings, Inc (Genworth).######
In September 2015 AXA S.A. acquired AXA France from Genworth. In July 2017, the Santander Entities notified AXA France that they did not accept liability for losses on PPI policies relating to this period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with AXA France pursuant to which it agreed to handle complaints on their behalf, and AXA France agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis. A standstill agreement was entered into between the Santander Entities and AXA France as a condition of the CHA.
In July 2020, Genworth announced that it had agreed to pay AXA circa £624m in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold AXA France to AXA. The CHA between Santander UK plc and AXA France terminated on 26 December 2020. On 30 December 2020, AXA France provided written notice to the Santander Entities to terminate the standstill agreement. During 2021, AXA France commenced litigation against the Santander Entities seeking recovery of £636m and any further losses relating to pre-2005 PPI. The Santander Entities acknowledged service indicating their intention to defend the claim in full and have issued an application for AXA France’s claim to be struck out/summarily dismissed, which is being heard by the Commercial Court in February 2022. This dispute remains at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The Litigation and other regulatory provision in Note 29 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally the Litigation and other regulatory provision includes an amount relating to litigation challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 29 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided.

German dividend tax arbitrage transactions
In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a loophole of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
During 2021 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact.

Annual Report 2021	Santander UK Group Holdings plc 262

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Consumer credit
The Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations, including the CCA. Claims brought by customers in relation to these requirements, including potential breaches, could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. The CCA includes very detailed and prescriptive requirements for lenders, including in relation to post contractual data.
Customer remediation provisions include an amount of £6m (2020: £47m) arising from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the CCA. This provision has been based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice. The Customer remediation provision in Note 29 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not practicable to provide an estimate of the risk and amount of any further financial impact.
FCA civil regulatory investigation into Santander UK plc financial crime systems and controls, and compliance with the Money Laundering Regulations 2007
In 2021, Santander UK plc continued to cooperate with an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation focuses primarily on the period 2012 to 2017 and includes consideration of high-risk customers including Money Service Bureaus. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.
Taxation
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.
Certain leases in which the Santander UK group is or was the lessor have been under review by HMRC in connection with claims for tax allowances. Under the terms of the lease agreements, the Santander UK group is fully indemnified in all material respects by the respective lessees for any liability arising from the disallowance of tax allowances plus accrued interest.
During 2021, an outline agreement in principle in respect of a number of these lease arrangements was reached directly between the lessee and HMRC. It is anticipated that this agreement will be executed in H1 2022 which would result in a final payment by the lessee to HMRC in the region of £50m and conclude the review by HMRC. There is the possibility that the Santander UK Group would need to make the payment to HMRC and reclaim this from the lessee under the indemnity arrangements.
Certain other lease arrangements, where the tax liabilities are considered immaterial, remain under review. Whilst legal opinions have been obtained to support the Santander UK group’s position, the matter remains uncertain pending formal resolution with HMRC and any subsequent litigation. These matters moved to formal litigation in 2017, as required under the terms of the leases, and it is currently anticipated that hearings will be held at the First Tier Tax Tribunal in 2022.

Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). Following ring-fencing, all Visa stock is now held by Santander Equity Investments Limited (SEIL), outside the ring fenced bank. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in conversion rate due to litigation costs. In June 2020, the Supreme Court issued a judgement finding that MIFs restricted competition. In 2020, this resulted in a change to the calculation of the fair value adjustments, which reduced the fair value of the convertible preferred stock by £10m. There has not been any further change to the calculation of the fair value adjustment in 2021.
In September 2020, pursuant to the scheduled release assessment, Visa released half of the value of the convertible preferred stock. As a result of this release, SEIL was issued with 5,211 units of Series A Convertible Participating Preferred Stock (Series A Preferred Stock). In 2021, SEIL sold all 5,211 units of Series A Preferred Stock for £82m.
In addition, Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Whilst Santander UK's liability under this indemnity is capped at €39.85m, Visa Inc. may have recourse to a general indemnity in place under Visa Europe Operating Regulations for damages not satisfied through the above mechanism. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs which means it is difficult to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, entities within the Santander UK group have given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 36.

Other off-balance sheet commitments
The Santander UK group has commitments to lend at fixed interest rates which expose us to interest rate risk. For more, see the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 263

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

32. SHARE CAPITAL

		Group
	Ordinary shares of £1 each
Issued and fully paid share capital	No.	£m
At 31 December 2020, 1 January 2021 and 31 December 2021	7,060,000,000	7,060

33. OTHER EQUITY INSTRUMENTS

				Group
	Interest rate		2021	2020
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	745	745
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	5.33	n/a	—	500
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	—
			2,191	2,241

AT1 securities
The AT1 securities are perpetual and pay a distribution on 24 March, June, September and December. At each distribution payment date, the Company can decide whether to pay the distribution, which is non-cumulative, in whole or in part. The distribution rate resets every five years. The securities will be automatically written down and the investors will lose their entire investment in the securities should the CET1 capital ratio of the Santander UK prudential consolidation group fall below 7%. They are redeemable at the option of the Company on their first call date or on any reset date thereafter in the cases of the 6.75% and 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities, and on any distribution payment date thereafter in the case of the 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities and on any day falling in the period commencing on (and including) 24 March 2026 and ending on (and including) the First Reset Date; or on any Distribution Payment Date subsequent to the First Reset Date, in the case of the 4.25% Fixed Rate Reset Perpetual AT1 Capital Securities . No such redemption may be made without the consent of the PRA.
The £450m 4.25% Fixed Rate Reset Perpetual AT1 Capital Securities and the £500m 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities were fully subscribed by the Company’s immediate parent company, Banco Santander SA. £100m of the £750m 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities were subscribed by Banco Santander SA.
In March 2021, Santander UK Group Holdings plc purchased and redeemed the £500m 5.33% Fixed Rate Reset Perpetual AT1 Capital Securities and issued £450m 4.25% Fixed Rate Reset Perpetual AT1 Capital Securities, which were fully subscribed by the Company’s immediate parent company, Banco Santander SA.

34. NON-CONTROLLING INTERESTS

	Initial interest rate		2021	2020
	%	First call date	£m	£m
Santander UK plc issued:
– £300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	235	235
PSA Finance UK Limited			—	162
			235	397

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
PSA Finance UK Limited
PSA Finance UK Limited was the only subsidiary in the Santander UK group that gave rise to significant non-controlling interests. See Note 19 for summarised financial information of PSA Finance UK Limited.
On 30 July 2021, Santander UK through Santander Consumer (UK) plc sold its entire 50% shareholding in PSA to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA, the auto finance arm of Group PSA Peugeot Citroën. The impact of the sale was to derecognise total assets of £3.20bn, total liabilities of £2.90bn and a non-controlling interest of £0.15bn. No material gain or loss arose on sale.

Annual Report 2021	Santander UK Group Holdings plc 264

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

35. NOTES TO CASH FLOWS
Changes in liabilities arising from financing activities
The table below shows the changes in liabilities arising from financing activities. The changes in equity arising from financing activities are set out in the Consolidated Statement of Changes in Equity.

												Group
						2021						2020
	Balance sheet line item						Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Dividends paid	Total	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Dividends paid	Total(1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	43,679	2,556	2,241	100	—	48,576	50,171	3,528	2,241	138	—	56,078
Proceeds from issue of debt securities	2,847	—	—	—	—	2,847	5,586	—	—	—	—	5,586
Repayment of debt securities	(13,724)	—	—	—	—	(13,724)	(12,348)	—	—	—	—	(12,348)
Repayment of subordinated liabilities	—	(4)	—	—	—	(4)	—	(939)	—	—	—	(939)
Issue of other equity instruments	—	—	450	—	—	450	—	—	—	—	—	—
Repurchase of other equity instruments	—	—	(500)	—	—	(500)	—	—	—	—	—	—
Payment of lease liability	—	—	—	(25)	—	(25)	—	—	—	(46)	—	(46)
Dividends paid	—	—	—	—	(1,506)	(1,506)	—	—	—	—	(282)	(282)
Liability-related other changes	(473)	(4)	—	59	—	(418)	(243)	(10)	—	8	—	(245)
Non-cash changes:				—						—
– Unrealised foreign exchange	(930)	14	—	—	—	(916)	359	(6)	—	—	—	353
– Other changes	181	(334)	—	—	1,506	1,353	154	(17)	—	—	282	419
At 31 December	31,580	2,228	2,191	134	—	36,133	43,679	2,556	2,241	100	—	48,576

(1) Restated for 2020 to include changes in liabilities arising from financing activities relating to lease liabilities.
In addition, in 2021, there was a disposal of non-controlling interests of £181m .
Footnotes to the cash flow
For 2021, Principal elements of lease payments are included as a separate line item in the Consolidated Cash Flow Statement. As a result, cash flows of £46m for 2020 (2019: £55m) have been reclassified from 'Other liabilities' within operating activities to 'Principal elements of lease payments' within financing activities. Total cash outflow for leases was £28m (2020: £49m).
Net cash flows from operating activities includes interest received of £4,873m (2020: £5,176m, 2019: £5,856m), interest paid of £1,085m (2020: £1,900m, 2019: £2,587m) and dividends received of £nil (2020: £nil, 2019: £nil).
Restatements in the cash flow
Reverse repurchase agreements with a contractual maturity of greater than 3 months and repurchase agreements were previously included in cash and cash equivalents. In 2021, such agreements are no longer included in cash and cash equivalents, and line items have been added in the cash flow statement within ‘net change in operating assets and liabilities’ for ‘reverse repurchase agreements - non trading’ and ‘repurchase agreements - non trading’. As a result, cash and cash equivalents for 2020 and 2019 have been restated by £2,100m and £1,134m respectively.

Annual Report 2021	Santander UK Group Holdings plc 265

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

36. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2021	2020
	£m	£m
On-balance sheet:
Cash and balances at central banks	1,580	985
Loans and advances to banks	478	804
Loans and advances to customers – securitisations and covered bonds (See Note 14)	19,432	31,138
Loans and advances to customers – other	41,953	23,690
Other financial assets at amortised cost	—	648
Financial assets at fair value through other comprehensive income	4,435	5,677
Total on-balance sheet	67,878	62,942
Total off-balance sheet	14,449	24,701

The Santander UK group provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
The Santander UK group enters into sale and repurchase agreements and similar transactions of debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Santander UK group provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2021 was £15,368m (2020: £25,874m), of which £639m (2020: £1,392m) was classified within ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds
As described in Note 14 to the Consolidated Financial Statements in the 2020 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 31 December 2021, there were £20,199m (2020: £33,432m) of gross assets in these secured programmes, of which £767m (2020: £2,294m) related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2021, a total of £1,855m (2020: £4,530m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £500m at 31 December 2021 (2020: £1,114m), or for use as collateral for liquidity purposes in the future.

Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £46,007m at 31 December 2021 (2020: £30,135m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives business
In addition to the arrangements described, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2021 £2,159m (2020: £1,888m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table.

b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2021	2020
	£m	£m
On-balance sheet:
Deposits by banks	941	2,071
Total on-balance sheet	941	2,071
Total off-balance sheet	18,240	31,043

Purchase and resale agreements
The Santander UK group also enters into purchase and resale agreements and similar transactions of debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Santander UK group receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2021, the fair value of such collateral received was £14,562m (2020: £25,972m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Annual Report 2021	Santander UK Group Holdings plc 266

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £3,678m at 31 December 2021 (2020: £5,071m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2021, £941m (2020: £2,071m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table.
Lending activities
In addition to the collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

37. SHARE-BASED COMPENSATION
The Santander UK group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes, the Deferred Shares Bonus Plan, the Partnership Shares scheme and the Transformation Incentive Plan. All the share options and awards relate to shares in Banco Santander SA.
The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6.
At 31 December 2021, the carrying amount of liabilities arising from share-based payment transactions, excluding any cash element was £3.7m (2020: £0.5m), of which £0.4m had vested at 31 December 2021 (2020: £nil).
a) Sharesave Schemes
The Santander UK group launched its fourteen HM Revenue & Customs approved Sharesave invitation under Banco Santander SA sponsorship in September 2021. Sharesave invitations have been offered since 2008 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation and discounted by up to 20%. This year a 10% discount was applied. The vesting of awards under the scheme depends on continued employment with the Banco Santander SA group. Participants in the scheme have six months from the date of vest to exercise the option.
The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	21,162	2.32	23,373	3.03
Granted	9,414	2.43	11,642	1.65
Exercised	(48)	1.86	(860)	2.75
Forfeited/expired	(4,535)	2.95	(12,993)	2.96
Outstanding at 31 December	25,993	2.25	21,162	2.32
Exercisable at 31 December	1,321	2.75	1,805	3.59
The weighted average share price at the date the options were exercised was £2.65 (2020: £2.92).
The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2021 and 2020.

		2021		2020
	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price

Range of exercise prices	Years	£	Years	£
£1 to £2	3	1.65	4	1.65
£2 to £3	3	2.81	2	2.81
£3 to £4	1	3.38	1	3.38
£4 to £5	1	4.02	1	4.02
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.20 (2020: £0.21).

Annual Report 2021	Santander UK Group Holdings plc 267

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

b) Deferred shares bonus plan
Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. Those employees who are designated as Material Risk Takers receive part of their annual bonus as a deferred award comprising 50% in conditional shares, and 50% in cash. Either 40% (for any variable pay award of less than £500,000) or 60% (for any variable pay award greater than £500,000) is deferred over a four, five or seven year period from the anniversary of the initial award. Deferred bonus awards in shares are subject to an additional one-year retention period from the point of delivery. Any deferred awards are dependent on continued employment and subject to Santander UK's discretion, and the vesting of deferred bonus awards are subject to risk and performance adjustment.
c) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 3,618,796 shares were outstanding at 31 December 2021 (2020: 3,254,900 shares).
d) Transformation Incentive Plan
This is a one-off long-term incentive plan which is designed to recognise the achievement of financial targets and an enhanced customer experience, whilst maintaining appropriate conduct controls and risk management, over the course of our transformation period.
Awards under the plan were based on performance in 2020 and granted in 2021 and performance will be assessed over the period 1 January 2021 to 31 December 2023. Awards were granted half in cash and half in share based awards (linked to the Banco Santander SA share price) and will vest in accordance with regulatory requirements. The total value of share-based awards granted in 2021 was £6m and the liability arising from share-based payment transactions, excluding any cash element was £1m.

38. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL
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

	2021	2020	2019
Directors’ remuneration	£	£	£
Salaries and fees	3,835,797	3,906,401	5,045,302
Performance-related payments(1)	5,195,722	748,495	3,896,382
Other fixed remuneration (pension and other allowances & non-cash benefits)	806,103	1,047,986	1,386,439
Expenses	3,705	2,579	42,526
Total remuneration	9,841,327	5,705,461	10,370,649

	2021	2020	2019
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits(2)	23,392,657	17,886,869	23,238,187
Post-employment benefits(3)	913,842	2,107,544	3,674,772
Total compensation	24,306,499	19,994,413	26,912,959
(1)In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in the Directors Remuneration Report.
(2)In addition to the remuneration in the table above, grants of shares in Banco Santander SA were made as buy-outs of deferred performance-related payments of shares in connection with previous employment for one member of Key Management Personnel of £107,225 of which £25,413 vested in the year (2020: two individuals, one to a director of £1,293,678 of which £242,605 vested in the year and one to Key Management Personnel of £924,133 of which £60,500 vested in the year).
(3)No Termination payments were paid in 2021 to key management persons (2020: £nil ; 2019: £1,076,435 for one individual).
In 2021, the remuneration, excluding pension contributions, of the highest paid Director, was £4,638,290 (2020: £2,200,138) of which £2,913,000 (2020: £748,495) was performance related. In 2021, the accrued defined benefit pension relating to the highest paid director was £22,119 per annum (2020: £21,309 per annum for the same individual).
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 30 for details of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme. Ex gratia pensions paid to former Directors of Santander UK plc in 2021, which have been provided for previously, amounted to £370,668 (2020: £366,248; 2019: £335,202). In 1992, the Board decided not to award any new such ex gratia pensions.

Annual Report 2021	Santander UK Group Holdings plc 268

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2021		2020
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	9	1,825	18	4,920
Net movements	(5)	(1,798)	(9)	(3,095)
At 31 December	4	27	9	1,825

Deposit, bank and instant access accounts and investments
At 1 January	16	8,063	32	11,975
Net movements	—	(1,636)	(16)	(3,912)
At 31 December	16	6,427	16	8,063

In 2021 and 2020, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2021 and 2020, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company.
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
In 2021, loans were made to two Directors (2020: four Directors), with a principal amount of £15,430 outstanding at 31 December 2021 (2020: £13,994). In 2021, loans were made to two Other Key Management Personnel (2020: five), with a principal amount of £11,678 outstanding at 31 December 2021 (2020: £1,811,171).
In 2021 and 2020, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other Key Management Personnel or their connected persons had a material interest. In addition, in 2021 and 2020, no Director had a material interest in any contract of significance with Santander UK other than a service contract.

39. RELATED PARTY DISCLOSURES
a) Parent undertaking and controlling party
The Company’s immediate and ultimate parent and controlling party is Banco Santander SA, a company incorporated in Spain. The smallest and largest groups into which the Santander UK group’s results are included are the group accounts of Banco Santander SA , copies of which may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN.
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2021	2020	2019	2021	2020	2019	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(210)	(120)	(150)	34	158	334	1,049	1,857	(1,392)	(2,463)
Fellow subsidiaries	(47)	(54)	(58)	151	148	158	20	37	(467)	(498)
Associates & joint ventures	(34)	(29)	(29)	4	—	—	3,075	2,234	(918)	(1,034)
	(291)	(203)	(237)	189	306	492	4,144	4,128	(2,777)	(3,995)
For more on this, see ‘Balances with other Banco Santander companies’ in the Risk review. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 30.
The above transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.
In 2020, Santander Consumer (UK) plc (SCUK) purchased a 50% share in a new joint venture, Volvo Car Financial Services UK Limited. In 2021, £390m of dealer lending was transferred from SCUK to the new entity.
In 2021, SCUK sold its entire 50% shareholding in PSA Finance UK Limited to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA. For more details, see Note 34.
In 2021, a significant part of the Corporate & Investment Banking business of Santander UK was transferred to the London branch of Banco Santander SA by way of a Part VII banking business transfer scheme. For more details, see Note 43.
In 2021, we sold our current head office site in Triton Square, London to a wholly owned subsidiary of our parent.

Annual Report 2021	Santander UK Group Holdings plc 269

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

40. FINANCIAL INSTRUMENTS
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
Santander UK manages certain groups of financial assets and liabilities on the basis of its net exposure to either market risks or credit risk. As a result, it has elected to use the exception under IFRS 13 which permits the fair value measurement of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions.
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
Changes in the observability of significant valuation inputs during the reporting period may result in a transfer of assets and liabilities within the fair value hierarchy. The Santander UK group recognises transfers between levels of the fair value hierarchy when there is a significant change in either its principal market or the level of observability of the inputs to the valuation techniques at the end of the reporting period.

Annual Report 2021	Santander UK Group Holdings plc 270

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

c) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2021 and 2020 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2021, 2020 and 2019. During 2021, Santander UK updated the interest rate market data valuation inputs to reflect the cessation of LIBOR at the end of 2021, using risk-free rates in line with market practice.
AIn the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and property derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward house price index levels, as well as credit spreads. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.
BIn the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as the Halifax’s UK HPI volatility, HPI forward growth, HPI spot rate, mortality, mean reversion and contingent litigation risk.
CIn the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.
DIn the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the credit default spread market. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.
The fair values of the financial instruments arising from Santander UK’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of equity securities, volatility and prepayments. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.
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
d) Control framework
Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with the Risk Department. For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or verification is utilised. In inactive markets, direct observation of a traded price may not be possible. In these circumstances, Santander UK will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable.
The factors that are considered in this regard include:
–The extent to which prices may be expected to represent genuine traded or tradeable prices
–The degree of similarity between financial instruments
–The degree of consistency between different sources
–The process followed by the pricing provider to derive the data
–The elapsed time between the date to which the market data relates and the balance sheet date
–The manner in which the data was sourced.
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

Annual Report 2021	Santander UK Group Holdings plc 271

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

e) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2021 and 2020, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value. The fair value of the portfolio of UK Government debt securities, included in other financial assets at amortised cost, is the only material financial instrument categorised in Level 1 of the fair value hierarchy.

										Group
	2021					2020
			Fair value		Carrying			Fair value		Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	216,279	216,279	213,525	—	—	214,730	214,730	212,178
Loans and advances to banks	—	1,420	—	1,420	1,420	—	2,004	—	2,004	2,004
Reverse repurchase agreements - non trading	—	12,453	226	12,679	12,683	—	19,382	226	19,608	19,599
Other financial assets at amortised cost	164	348	—	512	506	799	393	—	1,192	1,163
	164	14,221	216,505	230,890	228,134	799	21,779	214,956	237,534	234,944
Liabilities
Deposits by customers	—	52	192,887	192,939	192,914	—	109	193,102	193,211	193,088
Deposits by banks	—	33,780	82	33,862	33,862	—	20,966	16	20,982	20,973
Repurchase agreements - non trading	—	11,718	—	11,718	11,718	—	15,847	—	15,847	15,848
Debt securities in issue	4,070	27,084	1,218	32,372	31,580	—	43,500	1,430	44,930	43,679
Subordinated liabilities	1,019	1,512	238	2,769	2,228	—	2,830	239	3,069	2,556
	5,089	74,146	194,425	273,660	272,302	—	83,252	194,787	278,039	276,144

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
Assets:
Loans and advances to customers
The approach to estimating the fair value of loans and advances to customers has been determined by discounting expected cash flows to reflect either current market rates or credit spreads relevant to the specific industry of the borrower. The determination of their fair values is an area of considerable estimation and uncertainty as there is no observable market and values are significantly affected by customer behaviour.
i) Advances secured on residential property
The fair value of the mortgage portfolio is calculated by discounting contractual cash flows by different spreads for each LTV Band, after taking account of expected customer prepayment rates. The spread is based on new business interest rates derived from publicly available competitor market information.
ii) Corporate loans
The determination of the fair values of performing loans is calculated by discounting the contractual cash flows and also deducting other costs relating to expected credit losses, cost of capital, credit risk capital, operational risk capital, cost of funding and operating costs.
iii) Other loans
These consist of unsecured personal loans, credit cards, overdrafts and consumer (auto) finance. The weighted average lives of these portfolios are short and relate to relatively new business. As a result, contractual interest rates approximate new business interest rates, and therefore no mark-to-market surplus or deficit has been recorded with respect to the performing book, with the exception of unsecured personal loans and consumer (auto) finance loans, where a small surplus or deficit has been recognised based on the differential between existing portfolio margins and the current contractual interest rates.
Loans and advances to banks
These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued based on a discounted spread for the term of the loans using valuation technique A as described above. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration.
Reverse repurchase agreements - non-trading
The fair value of the reverse repurchase agreements - non trading has been estimated using valuation technique A as described above, using a spread appropriate to the underlying collateral.
Other financial assets at amortised cost
These consist of asset backed securities and debt securities. The asset backed securities can be complex products and in some instances are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. The debt security investments consist of a portfolio of government debt securities. The fair value of this portfolio has been determined using quoted market prices.

Annual Report 2021	Santander UK Group Holdings plc 272

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
Deposits by banks
The fair value of deposits by banks, including repos, has been estimated using valuation technique A as described above, discounted at the appropriate credit spread.
Repurchase agreements - non trading
The fair value of the repurchase agreements - non trading has been estimated using valuation technique A as described above, discounted at a spread appropriate to the underlying collateral.
Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices.

f) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2021 and 31 December 2020, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2021				2020
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	1,193	1	1,194	—	2,455	2	2,457	A
	Interest rate contracts	—	1,574	—	1,574	—	2,604	14	2,618	A & C
	Equity and credit contracts	—	118	55	173	—	71	59	130	B & D
	Netting	—	(1,221)	—	(1,221)	—	(1,754)	—	(1,754)
		—	1,664	56	1,720	—	3,376	75	3,451
Other financial assets at FVTPL	Loans and advances to customers	—	440	74	514	—	493	99	592	A
	Debt securities	—	1	111	112	—	3	109	112	A, B & D
	Equity securities	—	—	50	50	83	—	47	130	B
	Reverse repurchase agreements – non trading	—	—	—	—	—	—	—	—	A
		—	441	235	676	83	496	255	834
Financial assets at FVOCI	Debt securities	5,833	—	—	5,833	8,501	428	—	8,929	D
	Loans and advances to customers	—	—	18	18	—	—	21	21	D
		5,833	—	18	5,851	8,501	428	21	8,950
Total assets at fair value		5,833	2,105	309	8,247	8,584	4,300	351	13,235

Liabilities
Derivative financial instruments	Exchange rate contracts	—	521	—	521	—	846	—	846	A
	Interest rate contracts	—	1,659	2	1,661	—	2,742	3	2,745	A & C
	Equity and credit contracts	—	28	30	58	—	54	29	83	B & D
	Netting	—	(1,221)	—	(1,221)	—	(1,754)	—	(1,754)
		—	987	32	1,019	—	1,888	32	1,920
Other financial liabilities at FVTPL	Debt securities in issue	—	555	5	560	—	1,051	6	1,057	A
	Structured deposits	—	223	—	223	—	375	—	375	A
	Repurchase agreements – non trading	—	—	—	—	—	—	—	—	A
	Collateral and associated financial guarantees	—	19	1	20	—	—	2	2	D
		—	797	6	803	—	1,426	8	1,434
Total liabilities at fair value		—	1,784	38	1,822	—	3,314	40	3,354
Transfers between levels of the fair value hierarchy
In 2021 there were no significant transfers of financial instruments between levels of the fair value hierarchy. In 2020, there was a £81m transfer of Visa shares from Level 3 to Level 1 due to the changes in litigation matters relating to these shares. A ruling was made whereby Type B Visa shares were converted into Type A Visa shares. Type B Visa shares are not liquid observable, but Type A Visa shares are.

Annual Report 2021	Santander UK Group Holdings plc 273

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:

	2021	2020
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(9)	(8)
- Uncertainty	40	45
- Credit risk adjustment	6	11
- Funding fair value adjustment	3	3
	40	51
Model-related	—	—
Day One profit	—	—
	40	51

Risk-related adjustments
Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads.
(i) Bid-offer and trade specific adjustments
Portfolios are marked at bid or offer, as appropriate. Valuation models will typically generate mid-market values. The bid-offer adjustment reflects the cost that would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the position. For debt securities, the bid-offer spread is based on a market price at an individual security level. For other products, the major risk types are identified. For each risk type, the net portfolio risks are first classified into buckets, and then a bid-offer spread is applied to each risk bucket based upon the market bid-offer spread for the relevant hedging instrument.
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
The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. Santander UK considers that an appropriate adjustment to reflect wrong-way risk is £nil (2020: £nil).
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

Annual Report 2021	Santander UK Group Holdings plc 274

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

h) Internal models based on information other than market data (Level 3)
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)

			2021	2020	2021	2020	2019
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	45	51	—	3	2
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	48	56	(5)	6	—
3. FVTPL assets	Loans and advances to customers	Other loans	26	43	(2)	3	1
4. FVTPL assets	Debt securities	Reversionary property securities	91	107	5	6	(17)
5. FVTPL assets	Equity securities	Unlisted equity shares	50	47	1	12	42
6. FVTPL assets	Debt securities	Credit linked notes	20	2	(5)	(16)	7
7. FVOCI assets	Loans and advances to customers	Other loans	18	21	(3)	(4)	(2)
8. Derivative liabilities	Equity contracts	Property options and forwards	(30)	(29)	(1)	(3)	—
9. FVTPL liabilities	Financial guarantees	Credit protection guarantee	(1)	(2)	5	16	(7)
			267	296	(5)	23	26
Other Level 3 assets			11	24	2	7	15
Other Level 3 liabilities			(7)	(9)	2	(3)	(7)
Total net assets			271	311	(1)	27	34
Total income/(expense)					(1)	27	34

Valuation techniques
1. Derivative assets – Equity and credit contracts
These are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the homeowner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. Non-seasonally adjusted (NSA) national and regional HPI are used in the valuation model to avoid any subjective judgement in the adjustment process, which is made by Markit, which publishes the Halifax House Price Index.
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
3. FVTPL assets – Loans and advances to customers – other loans
These relate to loans to transport and education companies. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads. Loan specific credit data is unobservable, so a proxy population is applied based on industry sector and credit rating.
4. FVTPL assets – Debt securities
These consist of reversionary property securities and are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of Santander UK’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the homeowner vacating the property through death or moving into care and is calculated from mortality rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.
The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 1 above. An adjustment is also made to reflect the specific property risk. Specific property risk is from the difference between the specific properties in the portfolio, and the average price as expressed in the regionally weighted house price index.
5. FVTPL assets – Equity securities
These consist of unquoted equity investments in companies providing infrastructure services to the financial services industry. Observable market inputs to valuation models used include equity prices and foreign currency exchange rates. The significant unobservable input is contingent litigation costs and related expenses in respect of convertible preferred stock in Visa Inc, as described in Note 31. This is estimated by reference to best estimates received from third party legal counsel.

Annual Report 2021	Santander UK Group Holdings plc 275

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

6 .FVTPL assets – Debt securities (Credit linked notes)
These consist of the retained senior tranches of credit linked notes in respect of credit protection vehicles sponsored by Santander UK and are mandatorily held at fair value through profit or loss. These vehicles provide credit protection on reference portfolios of Santander UK group loans with junior notes sold to external investors. The notes retained by Santander UK are classified as level 3 financial instruments as their valuation depends upon unobservable parameters relating to the underlying reference portfolios of loans, including credit spreads, correlations and prepayment speed, which have a significant effect on the overall valuation. For more information, see ‘Credit protection entities’ in Note 19.
7. FVOCI assets – Loans and advances to customers – other loans
These relate to shipping loans. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads. Loan specific credit data is unobservable, so a proxy population is applied based on industry sector and credit rating.
8. Derivative liabilities – Equity contracts
There are three types of derivatives in this category:
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
The inputs used to determine the value of the above instruments are HPI spot rate, HPI forward growth rate and HPI volatility. The principal pricing parameter is HPI forward growth rate, which is unobservable.
9. FVTPL liabilities – Financial guarantees
These relate to credit protection guarantees in respect of the proceeds of the retained senior tranches of credit linked notes described in Instrument 6 above, and have been designated at fair value through profit or loss. These instruments are valued using the same unobservable parameters described in Instrument 6 above, such that changes in the valuation of the senior tranches of the credit linked notes are offset by changes in the value of these credit protection guarantees. For more information, see ‘Credit protection entities’ in Note 19.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2021 and 2020:

	Assets					Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Assets held for sale	Total	Derivatives	Other financial liabilities at FVTPL	Liabilities held for sale	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	75	255	21	—	351	(32)	(8)	—	(40)
Total (losses)/gains recognised:
- Fair value movements	2	(6)	(3)	—	(7)	—	6	—	6
- Foreign exchange and other movements	—	2	—	—	2	—	1	—	1
Transfers in	—	—	—	—	—	—	—	—	—
Transfers out	—	—	—	—	—	—	—	—	—
Netting(1)	—	23	—	—	23	—	(5)	—	(5)
Additions	—	—	—	—	—	—	—	—	—
Sales	—	(16)	—	—	(16)	—	—	—	—
Settlements	(21)	(23)	—	—	(44)	—	—	—	—
At 31 December 2021	56	235	18	—	309	(32)	(6)	—	(38)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year	2	(4)	(3)	—	(5)	—	7	—	7

At 1 January 2020	84	505	56	—	645	(35)	(61)	—	(96)
Total gains/(losses) recognised:
- Fair value movements	10	11	(4)	—	17	(7)	17	—	10
- Foreign exchange and other movements	—	(9)	—	—	(9)	—	8	—	8
Transfers in	1	1	—	—	2	—	—	—	—
Transfers out	—	(81)	—	—	(81)	—	28	—	28
Netting(1)	—	(42)	—	—	(42)	—	—	—	—
Additions	9	—	—	—	9	—	(2)	—	(2)
Sales	—	(19)	(19)	—	(38)	—	—	—	—
Settlements	(29)	(111)	(12)	—	(152)	10	2	—	12
At 31 December 2020	75	255	21	—	351	(32)	(8)	—	(40)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year	10	2	(4)	—	8	(7)	25	—	18
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19.

Annual Report 2021	Santander UK Group Holdings plc 276

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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

		Significant unobservable input				Sensitivity
			Assumption value			Favourable changes	Unfavourable changes
	Fair value		Range(1)	Weighted average	Shift
2021	£m	Assumption description				£m	£m
1. Derivative assets – Equity and credit contracts:	45	HPI Forward growth rate	0%-5%	2.56%	1%	6	(6)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	483	10%	6	(6)
2. FVTPL – Loans and advances to customers:	48	HPI Forward growth rate	0%-5%	2.68%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	26	Credit spreads	0.07% - 1.44%	0.50%	20%	—	—
– Other loans
4. FVTPL – Debt securities:	91	HPI Forward growth rate	0% -5%	2.56%	1%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	483	10%	4	(4)
5. FVTPL - Equity securities:	50	Contingent litigation risk	0% - 100%	45%	20%	7	(7)
– Unlisted equity shares
7. FVOCI - Loans and advances to customers:	18	Credit spreads	0.15% - 0.19%	0.04%	20%	—	—
– Other loans
8. Derivative liabilities – Equity contracts:	(30)	HPI Forward growth rate	0% -5%	2.39%	1%	2	(2)
– Property-related options and forwards		HPI Spot rate(2)	n/a	469	10%	3	(3)

2020
1. Derivative assets – Equity and credit contracts:	51	HPI Forward growth rate	0% - 5%	2.57%	1%	8	(8)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	445	10%	7	(7)
2. FVTPL – Loans and advances to customers:	56	HPI Forward growth rate	0% - 5%	2.69%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	43	Credit spreads	0.07% - 1.55%	0.44%	20%	—	—
– Other loans
4. FVTPL – Debt securities:	107	HPI Forward growth rate	0% - 5%	2.57%	1%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	445	10%	5	(5)
5. FVTPL - Equity securities:	47	Contingent litigation risk	0% - 100%	49%	20%	8	(8)
– Unlisted equity shares
7. FVOCI - Loans and advances to customers:	21	Credit spreads	0.15% - 0.53%	0.32%	20%	—	—
– Other loans
8. Derivative liabilities – Equity contracts:	(29)	HPI Forward growth rate	0% - 5%	2.42%	1%	2	(2)
–Property-related options and forwards		HPI Spot rate(2)	n/a	433	10%	3	(3)
(1)The range of actual assumption values used to calculate the weighted average disclosure.
(2)The HPI spot rate in the weighted average column represents the HPI spot rate index level at 31 December 2021 and 2020.
No sensitivities are presented for FVTPL assets – Debt securities, Credit Linked Notes (instrument 6) and FVTPL liabilities – financial guarantees (instrument 9), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the credit linked notes would be offset by an equal and opposite change in the valuation of the financial guarantees.

Annual Report 2021	Santander UK Group Holdings plc 277

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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

	Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2021	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	—	96	61	392	517	1,066
Other financial liabilities at fair value through profit or loss	—	6	8	553	236	803
Deposits by customers	180,907	3,706	5,690	1,920	741	192,964
Deposits by banks	1,386	536	57	31,984	—	33,963
Repurchase agreements – non trading	—	11,419	299	—	—	11,718
Debt securities in issue	—	5,011	2,752	16,754	8,057	32,574
Subordinated liabilities	—	32	98	1,547	2,020	3,697
Lease liabilities	—	—	32	79	32	143
Total financial liabilities	182,293	20,806	8,997	53,229	11,603	276,928
Off-balance sheet commitments given	20,545	5,359	5,747	5,523	574	37,748

2020
Financial liabilities
Derivative financial instruments	—	320	134	584	950	1,988
Other financial liabilities at fair value through profit or loss	—	1	107	570	759	1,437
Deposits by customers	179,499	4,251	5,994	2,767	682	193,193
Deposits by banks	2,426	1,894	2,535	14,044	207	21,106
Repurchase agreements – non trading	—	15,350	500	—	—	15,850
Debt securities in issue	—	5,759	11,042	19,269	8,921	44,991
Subordinated liabilities	—	30	92	1,221	2,718	4,061
Lease liabilities	—	—	18	57	37	112
Total financial liabilities	181,925	27,605	20,422	38,512	14,274	282,738
Off-balance sheet commitments given	21,055	4,493	4,983	11,493	1,146	43,170

As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with relevant covenants. Further, no account is taken of the possible early repayment of Santander UK’s mortgage-backed non-recourse finance which is redeemed by Santander UK as funds become available from redemptions of the residential mortgages. Santander UK has no control over the timing and amount of redemptions of residential mortgages.

Annual Report 2021	Santander UK Group Holdings plc 278

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

41. OFFSETTING FINANCIAL ASSETS AND LIABILITIES
Financial assets and financial liabilities are reported on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:
–All financial assets and liabilities that are reported net on the balance sheet
–All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.
The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements described above.
For derivative contracts, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur. Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur. For repurchase and reverse repurchase agreements and other similar secured lending and borrowing, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated if a counterparty defaults.
Santander UK engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables below do not purport to represent Santander UK’s actual credit exposure.

								Group
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset			Assets not subject to enforceable netting arrangements(2)
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral(1)	Net amount		Balance sheet total(3)
2021	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	2,870	(1,221)	1,649	(582)	(693)	374	72	1,721
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	14,882	(2,199)	12,683	(435)	(12,248)	—	—	12,683
- Fair value	—	—	—	—	—	—	—	—
Loans and advances to customers and banks(4)	4,316	(923)	3,393	—	—	3,393	211,552	214,945
	22,068	(4,343)	17,725	(1,017)	(12,941)	3,767	211,624	229,349
Liabilities
Derivative financial liabilities	2,197	(1,221)	976	(582)	(351)	43	43	1,019
Repurchase, securities lending & similar agreements:
- Amortised cost	13,917	(2,199)	11,718	(435)	(11,283)	—	—	11,718
- Fair value	—	—	—	—	—	—	—	—
Deposits by customers and banks(4)	2,683	(923)	1,760	—	—	1,760	225,016	226,776
	18,797	(4,343)	14,454	(1,017)	(11,634)	1,803	225,059	239,513

2020
Assets
Derivative financial assets	5,116	(1,754)	3,362	(820)	(1,840)	702	89	3,451
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	26,084	(6,485)	19,599	(129)	(19,470)	—	—	19,599
- Fair value	—	—	—	—	—	—	—	—
Loans and advances to customers and banks(4)	7,524	(1,073)	6,451	—	—	6,451	207,731	214,182
	38,724	(9,312)	29,412	(949)	(21,310)	7,153	207,820	237,232
Liabilities
Derivative financial liabilities	3,597	(1,754)	1,843	(820)	(839)	184	77	1,920
Repurchase, securities lending & similar agreements:
- Amortised cost	22,333	(6,485)	15,848	(129)	(15,719)	—	—	15,848
- Fair value	—	—	—	—	—	—	—	—
Deposits by customers and banks(4)	3,222	(1,073)	2,149	—	(502)	1,647	211,912	214,061
	29,152	(9,312)	19,840	(949)	(17,060)	1,831	211,989	231,829
(1)Financial collateral is reflected at its fair value but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages which are classified as either and that are subject to netting.

Annual Report 2021	Santander UK Group Holdings plc 279

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

42. INTEREST RATE BENCHMARK REFORM
In September 2019, the IASB amended IFRS 9 'Financial Instruments', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 7 'Financial Instruments: Disclosures' to address issues affecting financial reporting in the period before the reform of an interest rate benchmark, including the replacement of an interest rate benchmark with an alternative benchmark rate (the Phase 1 amendments). These Phase 1 amendments provided temporary exceptions to specific hedge accounting requirements because of the uncertainty arising from the reform. After issuing the Phase 1 amendments, in August 2020, the IASB issued further amendments to various IFRSs to address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (the Phase 2 amendments). The Phase 2 amendments do not supersede the Phase 1 amendments.
In March 2021, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative:
–immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and
–immediately after 30 June 2023, in the case of the remaining US dollar settings (i.e. overnight, 1-month, 3-month, 6-month and 12-month).
Under the UK Benchmarks Regulation (BMR), the FCA may designate LIBOR, or individual tenor/currency LIBOR rates, as Article 23A benchmarks if the benchmark has become, or is at risk of becoming, unrepresentative. In September 2021, the FCA designated 1-month, 3-month, and 6-month GBP and JPY LIBOR as Article 23A benchmarks, with effect from 00:01 on 1 January 2022. This enabled the FCA to reduce disruption to holders of legacy contracts through requiring the continued provision of LIBOR rates using a modified methodology. This modified methodology is commonly referred to as a 'synthetic' LIBOR. The synthetic rates will be calculated using the methodology proposed by the FCA in June 2021, being the sum of the forward-looking term rate for the relevant currency/tenor combination and the applicable ISDA spread adjustment. Furthermore, pursuant to the Critical Benchmarks (References and Administrators’ Liability) Act 2021, references to GBP and JPY LIBOR in contracts governed by a law of the United Kingdom are deemed to be references to the applicable synthetic LIBOR rate, subject to the operation of fallback provisions that are intended to transition the contract to an alternative reference rate on a particular date or, for example, on the applicable LIBOR rate becoming unrepresentative. The FCA has permitted legacy use of the 6 synthetic LIBOR settings in all contracts except cleared derivatives and does not propose to apply any limitations or conditionality to the above permissions, at least before the end of 2022. Consequently, the Phase 1 amendments continue to apply to Santander UK's GBP LIBOR cash flow hedges for these legacy contracts and for USD LIBOR cash flow hedges (but not any using 1-week or 2-month USD LIBOR settings).

Phase 1 amendments
The amendments provide temporary exceptions from applying specific hedge accounting requirements to hedging relationships that are directly affected by the IBOR reform. The exceptions have the effect that IBOR reform should not generally cause hedge accounting to terminate, however any hedge ineffectiveness continues to be recognised in the income statement. The exceptions end at the earlier of:
– when the uncertainty regarding the timing and the amount of interest rate benchmark-based cash flows is no longer present, and
– discontinuance of the hedge relationship (or reclassification of all amounts from the cash flow hedge reserve).

The amendments apply to all hedging relationships directly affected by uncertainties related to IBOR reform and had no impact on hedge relationships for affected hedges. The main assumptions or judgements made by Santander UK in applying the amendments are outlined below.
–For cash flow hedges where the hedged items are tough legacy contracts (as explained above), Santander UK management has assumed that the interest rate benchmark on which hedged cash flows are based is not altered as a result of IBOR reform when assessing whether the future cash flows are highly probable. For discontinued hedging relationships, the same assumption has been applied for determining whether the hedged future cash flows are expected to occur.
–In making its prospective hedge effectiveness assessments, Santander UK assumes that the interest rate benchmark on which the hedged item and the hedging instrument are based is not altered as a result of IBOR reform.
–Santander UK will not discontinue hedge accounting during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80-125% range.
–For hedges of a non-contractually specified benchmark portion of an interest rate, Santander UK only considers at inception of such a hedging relationship whether the separately identifiable requirement is met.

Phase 2 amendments
These amendments apply only to changes required by IBOR reform to financial instruments and hedging relationships. Changes are directly required by IBOR reform if, and only if, the change is necessary as a direct consequent of interest rate benchmark reform, and the new basis for determining the contractual cash flow is economically equivalent to the previous basis. The exceptions given by the amendments mean that IBOR reform did not result in the discontinuation of hedge accounting and any hedge ineffectiveness continued to be recognised in profit or loss for affected hedges at and for the year ended 31 December 2021. The amendments address the accounting issues for financial instruments when IBOR reform is implemented as described below.
Practical expedient for changes to contractual cash flows
For instruments to which the amortised cost measurement applies, the amendments require entities, as a practical expedient, to account for a change in the basis for determining the contractual cash flows by updating the effective interest rate using the guidance in IFRS 9 resulting in no immediate gain or loss being recognised, provided that, the change is directly required by IBOR reform and takes place on an economically equivalent basis. Whereas the majority of instruments referencing LIBOR or other IBORs transitioned to alternative benchmark interest rates during 2021, legacy contracts and USD LIBOR cash flow hedges remain. Santander UK has no lease contracts which are indexed to LIBOR or other IBORs. The practical expedient was applied to all instruments or contracts that transitioned to alternative benchmark interest rates during 2021 and had no material impact for the Santander UK group.

Annual Report 2021	Santander UK Group Holdings plc 280

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Relief from specific hedge accounting requirements
The table below sets out the hedge accounting amendments, and their impact for Santander UK, which provide additional temporary reliefs from applying specific IAS 39 hedge accounting requirements to hedging relationships directly affected by IBOR reform. For GBP LIBOR cash flow hedges of legacy contracts and for USD LIBOR cash flow hedges, the transition to alternative benchmark interest rates will take place during 2022 and, for USD LIBOR cash flow hedges, no later than June 2023.

Hedge accounting amendment	Impact for the Santander UK group
Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform. The hedge designation must be amended by the end of the reporting period in which the changes are made.
This amendment means any change to hedge documentation will not result in discontinuation of hedge accounting nor the designation of a new hedge relationship. It expects the majority of its hedge relationships will transition to alternative benchmark rates during 2021 and Santander UK group used this relief for those hedges that transitioned.
When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.
This amendment would result in the release of the cash flow hedge reserve to profit or loss in the same period or periods in which the hedged cash flows that are now based on the alternative benchmark interest rate affect profit or loss. During the year, most of the Santander UK group’s GBP LIBOR cash flow hedges transitioned to alternative benchmark interest rates.
An entity may, on an individual hedge basis, reset to zero the cumulative fair value changes of the hedged item and hedging instrument when ceasing to apply the retrospective effectiveness assessment relief provided by the Phase 1 amendments.	The Santander UK group assessed on a hedge-by-hedge basis as the hedging instruments transitioned away from LIBORs or other IBORs during 2021. Resetting the cumulative fair value changes to zero had no effect on the amounts recorded in profit or loss. All hedge ineffectiveness including any outside the 80-125% range arising from IBOR reform has been recognised in profit or loss.
When amending the hedge relationships for groups of items, hedged items are allocated to sub-groups based on the alternative benchmark interest rate being hedged, and the benchmark rate for each sub-group is designated as the hedged risk.	All hedge relationships have transitioned to alternative benchmark interest rates and hedge documentation was amended accordingly.
An alternative benchmark interest rate designated as a non-contractually specified risk component, that is not separately identifiable at the date when it is designated, is deemed to have met the requirements at that date if the entity reasonably expects that it will meet the requirements within a period of 24 months from the date of first designation. The 24-month period will apply to each alternative benchmark interest rate separately. The risk component will, however, be required to be reliably measurable.	The amendment eases transition to alternative benchmark interest rates by allowing hedging relationships to be designated and to continue even before the new benchmark interest rates are fully established as market benchmarks. For the Santander UK group, the majority of hedge relationships, where an alternative benchmark interest rate is to be designated as a non-contractually specified risk component, were GBP fair value hedge relationships and most transitioned to SONIA during the year, and this rate was considered separately identifiable.

For other changes that are not as a direct consequence of IBOR reform, Santander UK separately assesses those changes to determine if they result in derecognition or discontinuation of hedge accounting by applying the relevant accounting policies as set out in Note 1.
Managing LIBOR transition
Following the decision by global regulators to phase out IBORs and replace them with alternative reference rates, Santander UK set up a project to oversee the design of alternative reference rate products and the transition for any legacy contracts referencing affected IBOR rates. The CFO sponsored the project and it was driven by senior staff from across the business, including our client-facing business areas, Legal, Compliance, Risk, Operations and Technology, and Finance. It had a formal governance structure, including a Senior Management Forum that met monthly, and thematic and product working groups. ALCO, ERCC and the Board Risk Committee received regular reports.
IBOR reform exposed banks to various risks, which were monitored and managed closely. These included:
–Conduct risk arising from discussions with clients and market counterparties due to the changes to existing contracts needed to effect IBOR transition
–Risk of financial losses to our clients and us if markets were disrupted due to IBOR transition
–Pricing risk from potential lack of market data if liquidity in IBORs reduced before some RFRs became liquid
–Operational risk arising from changes to IT systems and processes, and the risk of payments being disrupted if IBORs ceased to be available
–Accounting risk if hedging relationships failed, and from unrepresentative income statement volatility as financial instruments transition to RFRs.
While these risks were increased somewhat by diverging approaches to IBOR transition in different geographies, Santander UK’s main exposures were to GBP LIBOR corporate loans and derivatives, and the IBOR reform developments in different countries were closely monitored.
Santander UK also recognised that IBOR transition presented potential challenges for customers. We communicated with customers and launched a website to provide more information and help outline options available. Santander UK also continued to participate actively in industry forums and consultations in 2021. New reference rate products were deployed to support the transition from IBORs and, in 2021, the majority of affected legacy contracts were transitioned from the LIBOR rates ceasing at the end of the year. Santander UK continues to work with its customers to agree the transition of the relatively small number of agreements that remained un-transitioned at the end of 2021.

Annual Report 2021	Santander UK Group Holdings plc 281

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The following tables show the notional amounts of assets, liabilities and off-balance sheet commitments at 31 December 2021 and 31 December 2020 affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.

				Group
				2021
	GBP(3) LIBOR	USD(3) LIBOR	Other(3)	Total
	£m	£m	£m	£m
Assets
Derivatives(1)(2)	—	1,648	—	1,648
Other financial assets at fair value through profit and loss	8	—	—	8
Financial assets at amortised cost	1,373	81	1	1,455
	1,381	1,729	1	3,111
Liabilities
Derivatives(1)(2)	338	1,975	—	2,313
Other financial liabilities at fair value through profit and loss	—	5	—	5
Financial liabilities at amortised cost(4)	34	2,401	—	2,435
	372	4,381	—	4,753
Off-balance sheet commitments given	338	59	—	397

				2020
Assets
Derivatives(1)(2)	33,857	4,844	2,149	40,850
Other financial assets at fair value through profit and loss	968	22	—	990
Financial assets at amortised cost	15,062	1,191	90	16,343
Financial assets at fair value through comprehensive income	428	—	—	428
	50,315	6,057	2,239	58,611
Liabilities
Derivatives(1)(2)	35,312	5,381	88	40,781
Other financial liabilities at fair value through profit and loss	1,128	69	—	1,197
Financial liabilities at amortised cost	2,354	3,515	—	5,869
	38,794	8,965	88	47,847
Off-balance sheet commitments given	11,405	2,126	573	14,104
(1) Many of the Santander UK group’s derivatives subject to IBOR reform are governed by ISDA definitions. In October 2020 ISDA issued an IBOR fallbacks supplement setting out how the amendments to new alternative benchmark rates will be accomplished, the effect of which is to create fallback provisions in derivatives that describe what floating rates will apply on the permanent discontinuation of certain key IBORs or upon ISDA declaring a non-representative determination of an IBOR. The Santander UK group has adhered to the protocol to implement the fallbacks to derivative contracts that were entered into before the effective date of the supplement (25 January 2021). If derivative counterparties also adhere to the protocol, new fallbacks will automatically be implemented in existing derivative contracts when the supplement becomes effective. Following the announcement by the FCA on 5 March 2021 that certain LIBOR settings will permanently cease immediately after 31 December 2021 (and for overnight, 1-month, 3-month, 6-month and 12-month US dollar LIBOR after 30 June 2023), the ISDA fallback spread adjustment is fixed as of the date of the FCA announcement. GBP & JPY LIBOR for certain legacy contracts has been extended until at least the end of 2022 but not for cleared derivative contracts.
(2) Derivatives shown in the table above exclude contracts that automatically transitioned under ISDA fall back protocols at 00:01 on 1 January 2022.
(3) Cessation dates are: GBP, JPY, NOK LIBOR & 1-week and 2-month USD LIBOR 31/12/2021 remaining USD LIBOR settings 30/06/23, EONIA 03/01/2022; GBP & JPY LIBOR for certain legacy contracts has been extended until at least 31/12/2022.
(4) Financial liabilities at amortised cost is comprised of securitisation issuance which was called in January 2022.
The following tables show the notional amount of derivatives in hedging relationships directly affected by uncertainties related to IBOR reform.

	2021				2020
	GBP LIBOR	USD LIBOR	Other	Total	GBP LIBOR	USD LIBOR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Total notional value of hedging instruments:
–Cash flow hedges	—	2,586	—	2,586	15,198	5,119	—	20,317
–Fair value hedges	—	160	—	160	32,223	1,077	778	34,078
	—	2,746	—	2,746	47,421	6,196	778	54,395
Maturing after cessation date(1)
–Cash flow hedges	—	2,586	—	2,586	10,553	2,562	—	13,115
–Fair value hedges	—	160	—	160	12,477	162	720	13,359
	—	2,746	—	2,746	23,030	2,724	720	26,474
(1) Cessation dates are: GBP, JPY, NOK LIBOR & 1-week and 2-month USD LIBOR 31/12/2021, for remaining USD LIBOR settings 30/06/23, EONIA 03/01/2022; GBP & JPY LIBOR for certain legacy contracts has been extended until at least 31/12/2022.

Annual Report 2021	Santander UK Group Holdings plc 282

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The Santander UK group’s USD LIBOR cash flow hedges extend beyond the anticipated cessation dates for LIBOR. The Santander UK group expects that USD LIBOR will be replaced by SOFR but there remains uncertainty over the timing and amount of the replacement rate cash flows for USD LIBOR cash flow hedges. Hedging relationships impacted by uncertainty about IBOR reform may experience ineffectiveness due to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur or because transition of the hedged item and the hedging instrument could occur at different times.
The Santander UK group will cease to apply the assumptions that the hedged benchmark interest rate, the cash flows of the hedged item and/or hedging instrument will not be altered because of IBOR reform when the uncertainty arising from IBOR reform is no longer present. This will require amendment to hedge documentation by the end of the reporting period in which the changes occur. Cumulative changes in the hedged cash flows and the hedging instrument based on new alternative benchmark rates will also be remeasured when IBOR reform uncertainty is removed.
43. DISCONTINUED OPERATIONS
Discontinued operations
Transfer of the CIB business
Santander UK plc transferred a significant part of its Corporate & Investment Banking business to the London branch of Banco Santander SA under a Part VII banking business transfer scheme, which completed on 11 October 2021. The residual parts of the Corporate & Investment Banking business have been wound down or transferred to other segments.
At 31 December 2021, the Corporate & Investment Banking business met the requirements for presentation as discontinued operations.
The financial performance and cash flow information relating to the discontinued operations were as follows:

	2021	2020	2019
	£m	£m	£m
Net interest income	33	55	68
Net fee and commission income	34	65	62
Other operating income	2	2	8
Total operating income	69	122	138
Operating expenses before credit impairment losses, provisions and charges	(32)	(62)	(60)
Credit impairment losses	11	(6)	(22)
Provisions for other liabilities and charges	(4)	(10)	(15)
Total operating credit impairment losses, provisions and charges	7	(16)	(37)
Profit from discontinued operations before tax	44	44	41
Tax on profit from discontinued operations	(12)	(13)	(11)
Profit from discontinued operations after tax	32	31	30

Of the £2,784m of assets and £6,517m of liabilities relating to the Corporate & Investment Banking business at 31 December 2020 (see Note2):
£1.9bn of assets and £2.1bn of liabilities were transferred to the London branch of Banco Santander SA under a Part VII banking business transfer scheme, which completed on 11 October 2021, in exchange for a net cash payment of £0.2bn;
£1.0bn of liabilities were transferred elsewhere within Santander UK; and
–The remaining business either matured or customers closed their accounts.
There were no gains or losses recognised on the measurement to fair value less costs to sell or on the disposal of the asset groups constituting the discontinued operations.
In 2021, the net cash flows attributable to the operating activities, investing activities and financing activities in respect of discontinued operations were £3,612m outflow (2020: £1,815m outflow, 2019: £1,033m inflow), £nil (2020: £nil, 2019: £nil) and £nil (2020: £nil, 2019: £nil ), respectively.
44. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2021 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Annual Report 2021	Santander UK Group Holdings plc 283

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

45. COMPANY FINANCIAL DATA
Company Balance Sheet
At 31 December

		2021	2020
	Notes	£m	£m
Assets
Financial assets at fair value through profit or loss:
– Other financial assets at fair value through profit or loss	4	4,190	1,425
Financial assets at amortised cost:
– Loans and advances to banks	5	5,926	7,934
– Other financial assets at amortised cost	6	838	830
Interests in other entities	7	13,590	13,585
Current tax assets		15	11
Other assets		2	1
Total assets		24,561	23,786
Liabilities
Financial liabilities at fair value through profit or loss:
– Other financial liabilities at fair value through profit or loss	8	4,190	1,425
Financial liabilities at amortised cost:
– Deposits by banks	9	7	7
– Debt securities in issue	10	6,013	7,970
– Subordinated liabilities	11	838	830
Other liabilities		—	1
Total liabilities		11,048	10,233
Equity
Share capital	14	7,060	7,060
Other equity instruments	15	2,191	2,241
Retained earnings		4,262	4,252
Total shareholders’ equity		13,513	13,553
Total liabilities and equity		24,561	23,786

Annual Report 2021	Santander UK Group Holdings plc 284

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Company Cash Flow Statement(1)
At 31 December

	2021	2020
	£m	£m
Cash flows from operating activities
Profit after tax	1,499	240
Adjustments for:
Non-cash items included in profit	(3)	15
Net change in operating assets and liabilities	1,937	975
Corporation taxes paid	—	—
Effects of exchange rate differences	(94)	(51)
Net cash flows from operating activities	3,339	1,179
Cash flows from investing activities
Purchase of financial assets at amortised cost and financial assets at fair value	(2,774)	(1,424)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value	—	336
Investments in other entities	—	—
Net cash flows from investing activities	(2,774)	(1,088)
Cash flows from financing activities
Issue of other equity instruments	450	—
Issuance costs of other equity instruments	—	—
Issue of debt securities and subordinated notes	2,797	1,410
Repayment of debt securities	(8)	(1,250)
Repurchase of other equity instruments	(1,814)	—
Issuance costs of debt securities and subordinated notes	(500)	(1)
Dividends paid on ordinary shares	(1,346)	(103)
Dividends paid on other equity instruments	(143)	(147)
Principal elements of lease payments	—	—
Net cash flows from financing activities	(564)	(91)
Change in cash and cash equivalents	1	—
Cash and cash equivalents at beginning of the year	51	51
Cash and cash equivalents at the end of the year	52	51

(1) For more information on cash flows and amounts restated see Note 12.

Annual Report 2021	Santander UK Group Holdings plc 285

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Company Statement of Changes in Equity
For the years ended 31 December

	Share capital	Other equity instruments	Retained earnings	Total
	£m	£m	£m	£m
At 1 January 2021	7,060	2,241	4,252	13,553
Total comprehensive income:(1)
– Profit after tax	—	—	1,499	1,499
Issue of other equity instruments	—	450	—	450
Repurchase of other equity instruments	—	(500)	—	(500)
Dividends on ordinary shares	—	—	(1,346)	(1,346)
Dividends on other equity instruments	—	—	(143)	(143)
At 31 December 2021	7,060	2,191	4,262	13,513

At 1 January 2020	7,060	2,241	4,262	13,563
Total comprehensive income:(1)
– Profit after tax	—	—	240	240
Dividends on ordinary shares	—	—	(103)	(103)
Dividends on other equity instruments	—	—	(147)	(147)
At 31 December 2020	7,060	2,241	4,252	13,553
(1)Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.

Company Income Statement
For the years ended 31 December

		2021	2020	2019
	Notes	£m	£m	£m
Interest and similar income		221	309	317
Interest expense and similar charges		(225)	(312)	(320)
Net interest income		(4)	(3)	(3)
Dividend income		1,497	260	450
Other operating income		8	(15)	4
Total operating income		1,501	242	451
Operating expenses before credit impairment write-backs/losses, provisions and charges	2	(6)	(7)	(7)
Profit before tax		1,495	235	444
Tax on profit		4	5	5
Profit after tax		1,499	240	449

Annual Report 2021	Santander UK Group Holdings plc 286

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

45.1 ACCOUNTING POLICIES
Basis of preparation
The accounting policies of the Company are the same as those of the Santander UK Group Holdings plc group which are set out in Note 1 to the extent that the Company has similar transactions to the Santander UK Group Holdings plc group, except as set out below.

CRITICAL JUDGEMENTS AND ACCOUNTING ESTIMATES
The preparation of the financial statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions. In preparing the financial statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about interests in other entities.
Interests in other entities - Investment in subsidiaries
The carrying amount of investments in subsidiaries is based on the application of judgements including the basis of the cost of investment impairment calculation assumptions. Estimates include forecasts used for determining cash flows for the subsidiary's business and discount rates which factor in risk-free rates and applicable risk premiums, which are variables subject to fluctuations in external market rates and economic conditions beyond management’s control. Santander UK undertakes an annual assessment to evaluate whether the carrying value of investments in subsidiaries is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. For more on these assumptions, including changes in the assumptions that would trigger an impairment, see Note 45.7.

45.2 OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES
These comprise wages and salaries of £6m (2020: £7m) recharged by the operating company, Santander UK plc. In 2021 and 2020, the Company had no full-time staff as they are all employed by Santander UK plc.
45.3 DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.
45.4 OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2021	2020
	£m	£m
Debt securities	4,190	1,425
	4,190	1,425
Other financial assets at FVTPL comprised £4,190m (2020: £1,425m) of financial assets mandatorily held at FVTPL. In 2021, as part of MREL requirements, the Company issued £2,765m (2020: £1,425m) debt securities, which were subsequently downstreamed to Santander UK plc.

Annual Report 2021	Santander UK Group Holdings plc 287

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

45.5 LOANS AND ADVANCES TO BANKS
Loans and advances to banks principally comprise amounts due from Santander UK group undertakings. The fair values of loans and advances to banks are equal to their carrying amounts. In 2021 and 2020, there were no material expected credit losses. All of our senior debt issued out of Santander UK Group Holdings plc is downstreamed to our principal operating company Santander UK plc.
45.6 OTHER FINANCIAL ASSETS AT AMORTISED COST
These consist of investments in subordinated notes and have a maturity greater than 10 years.
45.7 INTERESTS IN OTHER ENTITIES

	2021	2020
	£m	£m
Interests in ordinary shares of subsidiaries	11,635	11,630
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	495	495
£750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	210	210
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	500	500
	13,590	13,585

Details of subsidiaries, joint ventures and associates are set out in the Shareholder information section. For information on AT1 Capital Securities, see Note 33. The Company has no interests in joint ventures or associates.
Interests in other entities mainly relate to investments in 100% of the ordinary share capital of Santander UK plc, Santander Financial Services plc and Santander Equity Investments Limited, as well as holdings of AT1 Capital Securities issued by Santander UK plc.
Interests in subsidiaries are held at cost subject to impairment.
The Company’s interests in subsidiaries was as follows:

	Cost	Impairment	Net book value
	£m	£m	£m
At 31 December 2021	11,645	(10)	11,635

At 31 December 2020	11,645	(15)	11,630

Impairment testing
Interests in other entities are tested for impairment annually at 31 December. Interests in other entities are otherwise tested for impairment if reviews identify an indicator of impairment or when events or changes in circumstances dictate. Impairment is required where the carrying value of an investment exceeds its recoverable amount.

Basis of the recoverable amount
The recoverable amount of all interests in other entities was determined based on a value in use (VIU) methodology at each testing date. For each investment, the VIU is calculated by discounting management’s cash flow projections for the investment. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each investment are set out below.
Key assumptions in the VIU calculation

	Carrying value of investment		Discount rate		Growth rate beyond initial cash flow projections
	2021	2020	2021	2020	2021	2020
Investment	£m	£m	%	%	%	%
Santander UK plc	11,267	11,267	13.6	14.0	1.6	1.6
Santander Financial Services plc	337	337	15.6	13.7	1.6	1.6
Other	31	26
	11,635	11,630

Annual Report 2021	Santander UK Group Holdings plc 288

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Management’s judgement in estimating the cash flows of a CGU
The VIU calculation uses cash flow projections derived from the latest 3-year plan presented to the Board. For more details, see Note 20.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2021.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each investment, which is derived using a CAPM. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the investment being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In determining the discount rate, management have identified the cost of equity associated with market participants that closely resemble our investments and adjusted them for tax to arrive at the pre-tax equivalent rate.
Growth rate beyond initial cash flow projections
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the cash flows in perpetuity because of the long-term perspective of the business. In line with the accounting requirements, management uses the UK Government’s official estimate of the UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business.
Investments in Santander UK plc and Santander Financial Services plc
The VIU of each investment remains higher than the carrying value of the investment. The VIU review at 31 December 2021 did not indicate the need for an impairment in the Company’s investments in Santander UK plc and Santander Financial Services plc. Management considered the reduction in headroom and the uncertainty relating to the respective estimates of the VIU for those investments, but determined that there was a sufficient basis to conclude that no impairment was required.
Sensitivities of key assumptions in calculating the VIU of the investment in Santander UK plc
At 31 December 2021 and 2020, the VIU was sensitive to reasonably possible changes in the key assumptions similar to those applied in determining the recoverable amount of goodwill recognised in the Santander UK plc group (see Note 20 to the Consolidated Financial Statements). In addition, given the lack of significant headroom, the VIU is sensitive to the UK long-term average GDP growth rate assumption.

At 31 December 2021 and 2020, a reasonably possible change in the following key assumptions in relation to the VIU calculation for the Company’s investment in Santander UK plc would have resulted in an impairment, as shown in the table below. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

		Impairment
		2021	2020
Subsidiary	Reasonably possible change	£m	£m
Santander UK plc	Cash flow projections decrease by 5% (2020: 5%)	—	109
	Discount rate increases by 100 basis points (2020: 100 basis points)	381	637
	GDP growth rate decreases by 10 basis points (2020: 10 basis points)	—	—

The decrease in cash flow projections in the table above includes the impact of holding back the required capital to support the growth of the business. Under current regulatory capital regulations as they apply to Santander UK plc, the calculation is not sensitive overall to the UK long-term average GDP growth rate assumption as the increased profit after tax generated by growth of the business is mostly offset by the need to retain more profit to meet increased regulatory capital requirements driven by the growth in assets.
Sensitivity of VIU changes to current assumptions to achieve nil headroom
Although there was no impairment of the Company's investment in Santander UK plc at 31 December 2021 and 2020, the test remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2021	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander UK plc	11,267	12,147	880	67	7

2020
Santander UK plc	11,267	11,745	478	40	4

Annual Report 2021	Santander UK Group Holdings plc 289

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sensitivities of key assumptions in calculating the VIU of the investment in Santander Financial Services plc
At 31 December 2021 and 2020, the VIU was sensitive to reasonably possible changes in the key assumptions for the discount rate and cash flows similar to those applied in determining the recoverable amount of goodwill recognised in the Santander UK plc group (see Note 20). In line with the position for Santander UK plc, the VIU is not sensitive to the UK long-term average GDP growth rate assumption overall as the increased profit after tax generated by growth of the business is mostly offset by the need to retain more profit to meet increased regulatory capital requirements driven by the growth in assets.
At 31 December 2021 and 2020, a reasonably possible change in the following key assumptions in relation to the VIU calculation for the Company’s investment in Santander Financial Services plc would have resulted in an impairment, as shown in the table below. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

		Impairment
		2021	2020
Subsidiary	Reasonably possible change	£m	£m
Santander Financial Services plc	Cash flow projections decrease by 5% (2020: 5%)	—	—
	Discount rate increases by 100 basis points (2020: 100 basis points)	—	5

The decrease in cash flow projections in the table above includes the impact of holding back the required capital to support the growth of the business.

Sensitivity of VIU changes to current assumptions to achieve nil headroom
Although there was no impairment of the Company's investment in Santander Financial Services plc at 31 December 2021 and 2020, the test remains sensitive to the some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2021	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander Financial Services plc	337	376	39	145	10

2020
Santander Financial Services plc	337	363	26	82	7

45.8 OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2021	2020
	£m	£m
Medium-term notes	4,190	1,425
	4,190	1,425

Other financial liabilities at FVTPL comprised £4,190m (2020: £1,425m) of other financial liabilities designated at FVTPL.
In 2021`, as part of MREL requirements, the Company issued £2,765m (2020:£1,425m) of debt securities, which were then downstreamed to Santander UK plc.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The cumulative net gain or loss at 31 December 2021, and net gain or loss for the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £nil (2020: £nil) and has been included in profit and loss to offset credit risk on internal MREL assets held which are required to be recorded at FVTPL in accordance with IFRS 9.
At 31 December 2021, the amount that would be required to be contractually paid at maturity of the securities above was £26m higher (2020: £21m lower) than the carrying value.

Annual Report 2021	Santander UK Group Holdings plc 290

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

45.9 DEPOSITS BY BANKS
These consist of amounts due to subsidiaries under loan agreements and are repayable on demand.
45.10 DEBT SECURITIES IN ISSUE
The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2021.

	2021	2020
	£m	£m
Medium-term notes:
– Euro 30bn Euro Medium Term Note Programme	3,028	3,161
– US SEC-registered Debt Programme – Santander UK Group Holdings plc	2,985	4,809
	6,013	7,970
The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group Holdings plc has predominantly been downstreamed to our operating company Santander UK plc.
45.11 SUBORDINATED LIABILITIES

		2021	2020
Dated subordinated liabilities	Maturity	£m	£m
4.75% Subordinated notes (US$1,000m)	2025	541	536
5.625% Subordinated notes (US$500m)	2045	297	294
		838	830

45.12 NOTES TO CASH FLOWS
Changes in liabilities arising from financing activities
In addition to the changes in equity arising from financing activities, as set out in the Company Statement of Changes in Equity, the table below shows the changes in liabilities arising from financing activities.

	2021					2020
	Balance sheet line item					Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Dividends paid	Total	Debt securities in issue	Subordinated liabilities	Other equity instruments	Dividends paid	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	9,379	830	2,241	—	12,450	8,957	1,142	2,241	—	12,340
Proceeds from issue of debt securities	2,788	—	—	—	2,788	1,409	—	—	—	1,409
Repayment of debt securities	(1,814)	—	—	—	(1,814)	(969)	—	—	—	(969)
Repayment of subordinated liabilities	—	—	—	—	—	—	(281)	—	—	(281)
Issue of other equity instruments	—	—	450	—	450	—	—	—	—	—
Repurchase of other equity instruments	—	—	(500)	—	(500)	—	—	—	—	—
Dividends paid	—	—	—	(1,489)	(1,489)	—	—	—	(250)	(250)
Liability-related other changes	(28)	—	—	—	(28)	(3)	—	—	—	(3)
Non-cash changes:
– Unrealised foreign exchange	(124)	8	—	—	(116)	(17)	(28)	—	—	(45)
– Other changes	9	—	—	1,489	1,498	2	(3)	—	250	249
At 31 December	10,210	838	2,191	—	13,239	9,379	830	2,241	—	12,450

Footnotes to the cash flow
Net cash flows from operating activities includes interest received of £245m (2020: £314m), interest paid of £240m (2020: £317m) and dividends received of £1,497m (2020: £260m).

Restatements in cash flow
For 2021, the MREL bond issuances that were down streamed to Santander UK plc are now included in ‘Purchase of financial assets at amortised cost and financial assets at FV’ in the ‘Cash flows from investing activities’ section of the cash flow statement. As a result, £1,424m of cash outflows for 2020 (2019: £nil) have been reclassified from ‘Net changes in operating assets and liabilities’ in the ‘Cash flows from operating activities’ section.

Annual Report 2021	Santander UK Group Holdings plc 291

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

45.13 CONTINGENT LIABILITIES AND COMMITMENTS
Details of the capital support arrangements entered into by the Company are set out in Note 31.
45.14 SHARE CAPITAL
Details of the Company’s share capital are set out in Note 32.
45.15 OTHER EQUITY INSTRUMENTS
Details of the Company’s other equity instruments are set out in Note 33.
45.16 TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL
The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in respect of the Santander UK group are set out in Note 38.
45.17 RELATED PARTY TRANSACTIONS
The Company’s only transactions with related parties arise in connection with the receipt of dividends declared by its subsidiaries, payment of dividends on its own ordinary shares and Perpetual Capital Securities, interest payments to its subsidiary on intercompany loans and interest received from its subsidiaries relating to downstreamed funding of senior debt, as well as any transactions entered into as part of the implementation of Santander UK’s ring-fencing plans.
45.18 EVENTS AFTER THE BALANCE SHEET DATE
See Note 44.
45.19 INTEREST RATE BENCHMARK REFORM
At 31 December 2021, the Company had £2,217m (2020:£2,196m) of USD LIBOR-linked Financial liabilities at amortised cost that were affected by IBOR reform and have yet to transition to an alternative benchmark interest rate as provided internally to key management personnel.
Further details of the significant interest rate benchmarks to which hedging relationships are exposed, the extent of risk exposure that is affected by IBOR reform, the effect of IBOR reform on interest rate risk management and how Santander UK's transition to alternative benchmark interest rates is being managed, are disclosed in Note 42 to the Consolidated Financial Statements and the Banking market risk section of the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 292

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2021	Santander UK Group Holdings plc 293

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Subsidiaries and joint ventures
In accordance with Section 409 of the Companies Act 2006, details of the Company’s subsidiaries and joint ventures at 31 December 2021 are set out below.
Subsidiaries
All subsidiaries are owned 100% and consolidated by Santander UK.
Incorporated and registered in England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
2 & 3 Triton Limited	A	Indirect	Ordinary £1	—
A & L CF June (2) Limited	A	Indirect	Ordinary £1	—
A & L CF June (3) Limited	A	Indirect	Ordinary £1	—
A & L CF March (5) Limited	A	Indirect	Ordinary £1	—
A & L CF September (4) Limited	A	Indirect	Ordinary £1	—
Abbey National Beta Investments Limited	A	Indirect	Ordinary £1	—
Abbey National Business Office Equipment Leasing Limited	A	Indirect	Ordinary £1	—
Abbey National Nominees Limited	A	Indirect	Ordinary £1	—
Abbey National PLP (UK) Limited	A	Indirect	Ordinary £1	—
Abbey National Property Investments	A	Indirect	Ordinary £1	—
Abbey National Treasury Services Investments Limited	A	Indirect	Ordinary £1	—
Abbey National Treasury Services Overseas Holdings	A	Indirect	Ordinary £1	—
Abbey National UK Investments	A	Indirect	Ordinary €0.20	—
Ordinary £1
Abbey Stockbrokers (Nominees) Limited	A	Indirect	Ordinary £1	—
Abbey Stockbrokers Limited	A	Indirect	Ordinary £1	—
A Preference £1
B Preference £1
Alliance & Leicester Cash Solutions Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Commercial Bank Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Investments (Derivatives) Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Investments (No.2) Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Investments Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Limited	G	Indirect	Ordinary £0.50	—
Alliance & Leicester Personal Finance Limited	G	Indirect	Ordinary £1	—
AN (123) Limited	A	Indirect	Ordinary £0.10	—
ANITCO Limited	A	Indirect	Ordinary £1	—
Athena Corporation Limited	A	Indirect	Ordinary £1	—
Cater Allen Holdings Limited	A	Indirect	Ordinary £1	—
Cater Allen International Limited	A	Indirect	Ordinary £1	—
Cater Allen Limited	A	Indirect	Ordinary £1	—
Cater Allen Lloyd's Holdings Limited	A	Indirect	Ordinary £1	—
Cater Allen Syndicate Management Limited	A	Indirect	Ordinary £1	—
First National Motor Business Limited (In liquidation)	F	Indirect	Ordinary £1	—
First National Motor Contracts Limited (In liquidation)	F	Indirect	Ordinary £1	—
First National Motor Facilities Limited (In liquidation)	F	Indirect	Ordinary £1	—
First National Motor Finance Limited (In liquidation)	F	Indirect	Ordinary £1	—
First National Motor Leasing Limited (In liquidation)	F	Indirect	Ordinary £1	—
First National Motor plc	B	Indirect	Ordinary £1	—
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—
Insurance Funding Solutions Limited	A	Indirect	Ordinary £1	—
Liquidity Limited	A	Indirect	Ordinary A £0.10	—
Ordinary B1 £0.10
Ordinary B2 £0.10
Preference £1
Mortgage Engine Limited	A	Indirect	Ordinary £1	—
(1) Refer to the key at the end of this section for the registered office address.

Annual Report 2021	Santander UK Group Holdings plc 294

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Subsidiaries and joint ventures continued

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
Santander (CF Trustee Property Nominee) Limited	P	Trust relationship	Ordinary £1	—
Santander (CF Trustee) Limited	P	Trust relationship	Ordinary £1	—
Santander (UK) Group Pension Scheme Trustees Limited	P	Direct	Ordinary £1	100
Santander Asset Finance (December) Limited	G	Indirect	Ordinary £1	—
Santander Asset Finance plc	A	Indirect	Ordinary £0.10	—
Santander Cards Limited	A	Indirect	Ordinary £1	—
Santander Cards UK Limited	A	Indirect	Ordinary £1	—
Santander Consumer (UK) plc	B	Indirect	Ordinary £1	—
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—
Santander Equity Investments Limited	A	Direct	Ordinary £1	100
Santander Estates Limited	G	Indirect	Ordinary £1	—
Santander Financial Services plc	A	Direct	Ordinary £1	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	—
Santander Guarantee Company	A	Indirect	Ordinary £1	—
Santander Lending Limited	A	Indirect	Ordinary £1	—
Santander Mortgage Holdings Limited	A	Indirect	Ordinary £1	—
Santander Private Banking UK Limited	A	Indirect	Ordinary £1	—
Santander Secretariat Services Limited	A	Direct	A Ordinary US$0.01	100
Santander UK Operations Limited	A	Indirect	Ordinary A £1	—
Ordinary B £1
Santander UK (Structured Solutions) Limited	A	Indirect	Ordinary £0.01	—
Santander UK plc	A	Direct	Ordinary £0.10	100
Santander UK Technology Limited	A	Indirect	Ordinary £1	—
Sheppards Moneybrokers Limited	A	Indirect	Ordinary £1	—
Solarlaser Limited	A	Indirect	Ordinary £1	—
SCF Eastside Locks GP Limited	P	Trust relationship	Ordinary £1	—
The Alliance & Leicester Corporation Limited	A	Indirect	Ordinary £1	—
Time Retail Finance Limited (In liquidation)	F	Indirect	Ordinary £1	—
Ordinary £0.0001
Tuttle and Son Limited	A	Indirect	Ordinary £1	—
(1) Refer to the key at the end of this section for the registered office address.

Incorporated and registered outside England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
A & L CF (Guernsey) Limited	O	Indirect	Ordinary £1	—
Abbey Business Services (India) Private Limited	N	Indirect	Ordinary INR 10	—
Abbey National International Limited	R	Indirect	Ordinary £1	—
Carfax (Guernsey) Limited (In liquidation)	Q	Indirect	Ordinary £1	—
Santander Cards Ireland Limited	I	Indirect	Ordinary €1	—
Ordinary €1.27
Santander ISA Managers Limited	H	Indirect	Ordinary £1	—
Sovereign Spirit Limited	M	Indirect	Ordinary BMD 1	—
(1) Refer to the key at the end of this section for the registered office address, including the country.

Annual Report 2021	Santander UK Group Holdings plc 295

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other subsidiary undertakings
All entities are registered in England and Wales except for Motor Securities 2018-1 Designated Activity Company which is registered in Ireland.
The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

	Registered	Name of entity	Registered
Name of entity	office(1)		office(1)
Abbey Covered Bonds (Holdings) Limited	E	Langton Mortgages Trustee (UK) Limited	A
Abbey Covered Bonds (LM) Limited	E	Langton PECOH Limited	C
Abbey Covered Bonds LLP	A	Langton Securities (2008-1) plc	C
Fosse (Master Issuer) Holdings Limited	C	Langton Securities (2010-1) plc	C
Fosse Funding (No.1) Limited	C	Langton Securities (2010-2) plc	C
Fosse Master Issuer plc	C	Langton Securities Holdings Limited	C
Fosse PECOH Limited	C	MAC No.1 Limited	A
Fosse Trustee (UK) Limited	A	Motor 2016-1 Holdings Limited	C
Holmes Funding Limited	A	Motor 2016-1 plc	C
Holmes Holdings Limited	A	Motor 2017-1 Holdings Limited	C
Holmes Master Issuer plc	A	Motor 2017-1 plc	C
Holmes Trustees Limited	A	Motor Securities 2018-1 Designated Activity Company	K
Langton Funding (No.1) Limited	C	PECOH Limited	A
(1) Refer to the key at the end of this section for the registered office address.

Joint ventures
All of these entities, which are registered in England and Wales, are associated undertakings accounted for by the equity method of accounting, with 50% ownership being held.

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
Hyundai Capital UK Limited	J	Indirect	Ordinary £1	—
Volvo Car Financial Services UK Limited	L	Indirect	Ordinary £1	—
(1) Refer to the key at the end of this section for the registered office address.

Overseas branches
The Company has no overseas branches. Santander Financial Services plc, a subsidiary, has branch offices in Jersey and the Isle of Man.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN	M	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
B	Santander House, 86 Station Road, Redhill RH1 1SR	N	The Residency, 7th Floor, 133/1 Residency Road, Bangalore, KA
C	1 Bartholomew Lane, London EC2V 2AX		560 025, India
D	40a Station Road, Upminster, Essex RM14 2TR	O	Suite 1 North, 1st Floor, Albert House, St. Peter Port, Guernsey GY1 1AJ
E	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard,	P	201 Grafton Gate East, Milton Keynes MK9 1AN
	London EC2R 7AF	Q	PO Box 313, Lefebvre House, Lefebvre Street, St. Peter Port,
F	Griffins, Tavistock House South, Tavistock Square, London WC1H 9LG		Guernsey GY1 3TF
G	Carlton Park, Narborough, Leicester LE19 0AL	R	13-15 Charing Cross, St. Helier, Jersey JE2 3RP
H	287 St. Vincent Street, Glasgow, Scotland G2 5NB
I	25/28 North Wall Quay, Dublin 1, Ireland
J	London Court, 39 London Road, Reigate RH2 9AQ
K	3rd Floor, Flemming Court, Flemming’s Place, Dublin 4, Ireland
L	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL

Annual Report 2021	Santander UK Group Holdings plc 296

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and in other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:
–projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios
–statements of plans, objectives or goals of Santander UK or its management, including those related to products or services
–statements of future economic performance, and
–statements of assumptions underlying such statements
Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operations, are considered in detail in the Risk review, and they include:
–the effects of disruptions in the global economy and global financial markets
–the effects of the Covid-19 pandemic
–the effects of UK economic conditions
–the effects of the UK’s withdrawal from the European Union
–the effects of climate change
–the effects of competition with other financial institutions, including new entrants into the financial services sector
–the risk that Santander UK’s new or existing products and services may not become (or may not continue to be) successful
–the risk that Santander UK may be unable to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to prepayment risk
–the risk of damage to Santander UK's reputation
–the risk that Santander UK may be unable to manage the growth of its operations
–the effects of any changes to the reputation of Santander UK or its affiliates
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may limit Santander UK’s operations
–Santander UK’s ability to access liquidity and funding on acceptable financial terms
–the effects of an adverse movement in external credit ratings assigned to Santander UK, any Santander UK member or any of their respective debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–risks arising from the integrity and continued existence of reference rates
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write down powers thereunder
–the effects of any failure to comply with anti-money laundering, anti-terrorism, anti-corruption, anti-tax evasion or sanctions laws or regulations, or the risk of any failure to prevent or detect any illegal or improper activities fully or timeously
–the effects of taxation (and any changes to tax), in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss from civil litigation and/or criminal legal or regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and processes may not be sufficiently robust
–the effect of cyber-crime on Santander UK’s business
–the risks arising from any non-compliance with Santander UK’s policies, from any employee misconduct or human error, negligence and deliberate acts of harm or dishonesty, including fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods
–the risks arising from Santander UK’s reliance on third parties and affiliates for key infrastructure support, products and services
–the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards
Please refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2021) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual Report 2021	Santander UK Group Holdings plc 297

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2021	Santander UK Group Holdings plc 298

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk factors
An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks, the material ones of which are set out below.
Geopolitical and macro-economic risks
Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets
Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by the general economic conditions in the UK.
Despite the economic recovery experienced during 2021 as Covid-19 measures were eased, there was a loss of growth momentum towards the end of the year. There is still a risk of an extended period of economic contraction that continues through 2022 as the effects of the Covid-19 pandemic (including the unwind of government support measures), Brexit and inflation continue to affect supply chains and business and household confidence and finances. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries. This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses which is likely to be exacerbated by the recent emergence of the Omicron variant (or the emergence of future variants, in particular those against which vaccines are not as effective).

In particular, Santander UK faces, among others, the following risks in this period of economic uncertainty (including the effect of those risks on gross domestic product, inflation and unemployment):
–Reduced demand for Santander UK’s products and services.
–Inability of Santander UK’s borrowers to make payments on their loans in full or on time.
–The degree of uncertainty concerning economic conditions may adversely affect the accuracy of Santander UK’s estimates, which may, in turn, impact the reliability of the IFRS 9 model and process to determine the sufficiency of Santander UK’s loan loss allowances.
–Lower house or other asset prices, reducing the value of collateral Santander UK holds on mortgage and other lending.
–Higher inflation, reducing Santander UK’s profitability and increasing the cost of living for Santander UK's borrowers.
–The value and liquidity of the portfolio of investment securities that Santander UK holds may be adversely affected.
Santander UK is also exposed to;
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism. Further moves towards unilateralism may also cause increased tension and/or hostilities between nations, which could negatively impact the global economy and financial markets. In addition, there are currently further geopolitical risks around Russia's invasion of Ukraine which could impact the UK economy, in particular by pushing up energy and oil prices and increasing inflation further;
–Climate change risks which could result in material damage to our customers’ property or businesses or have a material impact on our customers' business models under a transition to a low carbon economy; and
–Social unrest as a result of severe economic disruption.
Adverse changes in the credit quality of Santander UK’s borrowers or counterparties or a general deterioration in UK economic conditions could reduce the recoverability and value of Santander UK’s assets and require an increase in its level of provisions for expected credit losses. There can be no assurance that Santander UK will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. For example, for 2020, Santander UK recognised net provisions of £448m relating to the Covid-19 pandemic as described further below under “The Covid-19 pandemic”, although £212m of provisions have since been released, there is no assurance that should the Covid-19 pandemic worsen or as a consequence of other events or circumstances, Santander UK may have to increase provisions again. Material increases in Santander UK’s provision for loan losses and write-off or charge-offs have had and could again have a material adverse effect on its operations, financial condition and prospects. Any significant reduction in the demand for Santander UK products and services, a sustained downturn in the UK economy, further reduction in central bank interest rates could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Inflation rose in 2021, partly driven by supply chain disruptions and increasing energy prices. Monetary policy in the UK remains highly accommodative, increasing the risk that more abrupt action by the Monetary Policy Committee will be necessary later if the increase in inflation does not prove transitory. Inflation may be driven by supply chain disruptions and labour shortages, the imposition of further restrictions on movement due to the Covid-19 pandemic and structural changes in the UK economy following Brexit.
Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Disruption and volatility in the global financial markets, for example following Russia's invasion of Ukraine, could have a material adverse effect on Santander UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK or its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.
The Covid-19 pandemic
The Covid-19 pandemic has caused, and continues to have the potential to cause, social disruption and a material economic downturn in the UK and globally. Macroeconomic expectations are that its effects will be long lasting with the level and speed of economic recovery still uncertain. The Covid-19 pandemic has had a material adverse effect on Santander UK’s operations and income, and could continue to have a material adverse effect on its operations, income, financial condition and prospects depending on a number of factors which remain uncertain at this point (such factors may include further waves of infection, further variants of the Covid-19 virus, the lasting effects of vaccines, the global roll out of vaccination programmes, the percentage of vaccinated population, possible further lockdowns or other restrictions, and the speed and stability of the economic recovery, amongst others). To the extent the Covid-19 pandemic continues to adversely affect the UK or global economy and/or Santander UK, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein or may pose other risks which are not presently known to Santander UK or not currently expected to be significant to Santander UK’s business, operations or financial performance. For further information on the impact of the Covid-19 pandemic on Santander UK’s operating environment, see 'Operating environment and stakeholder update' and Note 1 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 299

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

In response to the Covid-19 pandemic, Santander UK deployed working from home capabilities and adapted some of its key processes and working areas, such as branches and call centres, to the working requirements under lockdown. Santander UK faced operational challenges arising from this deployment, including those presented by the unavailability of personnel and the changes in normal operating procedures, which put pressure on internal controls. Santander UK has been, and may continue to be, adversely affected by disruptions to its infrastructure, business processes and technology services and increased operational risks due to cyber security threats and fraud. As Covid-19 restrictions have been eased, working practices are under ongoing review to allow improved controls, better remote working and flexibility, to comply with any Covid-19 minimisation measures on-site, and to be able to provide testing, cater for self-isolating needs and to allow a swift response to any new lockdown measures, while gradually returning to the office, all of which may lead to increased costs or further business disruption. For further information, see “Operating environment and stakeholder update” and “Risk review - Operational risk”.

Like other jurisdictions, the UK government and the Bank of England launched measures to provide financial support to parts of the economy most impacted by the Covid-19 pandemic (see “Risk review—Credit risk—Credit risk – Santander UK group level—Covid-19 Support measures”). The success of these measures (for example, lower interest rates, extensive central bank lending, extension of effective dates for regulatory changes, suspension of winding up petitions and rent arrear demands, business lending schemes, payment holidays and furlough measures) to reactivate the economy and support households and businesses has helped to limit damage to the economy. A significant number of our customers made use of these business lending schemes and payment holidays. However risks remain around the strength of the recovery of the economy and the impact this could have on businesses affected by supply disruption, trading issues and higher input prices. The end of these measures may have an effect on levels of business insolvencies or unemployment. For further details, see “Operating environment and stakeholder update” and “Risk review - Credit risk - Credit risk – Santander UK group level - Santander UK Group level – Credit risk review - Covid-19 Support measures”.

The ongoing impact of the Covid-19 pandemic (such as the end of the furlough and lending schemes, higher infection rates through the winter months possibly triggering new lockdowns and/or business closures in the UK or globally) on our retail and corporate customers’ income, profitability and prospects could significantly affect their ability to service and repay their loans. Our credit impairment charges have consequently increased as our new credit scenarios, and the weights applied to those scenarios, under IFRS 9 reflect a range of potential economic outcomes due to the Covid-19 pandemic. These scenarios capture a range of recovery paths for the UK economy, reflecting the uncertain environment caused by the Covid-19 pandemic, including the impact of the UK government responses. These scenarios have been weighted to the downside to reflect the longer path to recovery for the UK. For further details, see “Risk review - Credit risk - Credit risk – Santander UK group level - Multiple economic scenarios and probability weights.”
Santander UK transferred £3.1bn corporate Stage 1 loans into Stage 2 lifetime expected credit loss (ECL) and £0.4bn of corporate Stage 2 loans to Stage 3 ECL following contact with customers regarding possible concessions, review of the existing judgement perimeter and categorisation of sectors as “Low, Medium or High Risk” based on the Standard Industrial Classification (SIC) codes for 31 December 2021 reporting. For further details, see “Risk review - Credit risk”.
The assumptions and economic forecasts used in these scenarios, and the weights applied to them are reviewed every quarter to ensure they remain in line with the most recent data and reflective of current circumstances and consensus views. As such, those assumptions and economic forecasts may require reviewing if the Covid-19 pandemic prolongs or worsens and depending on the effects of phasing out of government support mitigating measures or reinstatement of such measures, as well as any further impacts on the global economy, international markets and in relation to specific business sectors, which may suffer worse losses than others or have a much slower recovery. The impact of the outbreak on the long-term prospects of businesses in some sectors is expected to be material and may lead to significant ECL charges on specific exposures, which may not be fully captured by ECL modelling techniques. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, due to the lack of historical reference points and data. In the case of Covid-19, there are no precedents to model and forecast the effects of the pandemic and the related containment measures and financial support schemes in the medium and long term, which has required increased expert judgement.
The UK’s withdrawal from the European Union (Brexit) could have a material adverse effect on Santander UK’s operations, financial condition and prospects
On 31 January 2020 the UK ceased to be a member of the EU on withdrawal terms which established a transition period until 31 December 2020, during which the UK continued to be treated as an EU member state and applicable EU legislation continued to be in force (the Transition Period). A trade deal was agreed between the UK and the EU prior to the end of the Transition Period and new regulations came into force on 1 January 2021.
The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy. As a result, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties. The wider impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and a lack of access to certain financial market infrastructure, may affect Santander UK's operations, financial condition and prospects and those of its customers.
Uncertainty also remains around the effect of Brexit on the UK’s economic recovery from the Covid-19 pandemic, as Brexit has exacerbated global pandemic-related supply and labour market constraints and reduced economic output and exports as businesses attempt to adapt the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.
While the longer term effects of the UK’s withdrawal from the EU are difficult to assess, there is ongoing political and economic uncertainty, such as increased friction with the EU and EU countries, the possibility of a second referendum on Scottish independence from the UK and instability in Northern Ireland derived from the UK proposal to replace the current Northern Ireland protocol agreed with the EU, which could negatively affect Santander UK’s customers and counterparties and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK faces risks from the impact of climate change, which could materially affect Santander UK’s reputation, business operations, clients and customers, as well as the creditworthiness of its counterparties
Climate risk is a risk that manifests through other principal risks, primarily enterprise risk, credit risk and operational risk. Climate change could expose Santander UK to financial risk either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy or in the regulation of financial institutions with respect to climate change risks) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate.
Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, landslides, storms, sea level rise, coastal erosion and subsidence. These risks could lead to damage to our customers’ property or operations, which could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Santander UK’s portfolios. In addition, Santander UK’s premises and resilience may also suffer physical damage due to weather-related events leading to increased costs for Santander UK.
Transition risks arise from the process of adjustment towards a low-carbon economy. Santander UK may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities Santander UK undertakes, as well as the risks associated with its lending portfolios, and the value of Santander UK’s financial assets. Reputation risk could arise from a failure to meet changing societal, investor or regulatory demands.

Annual Report 2021	Santander UK Group Holdings plc 300

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Santander UK is a founding member of the UN-convened Net Zero Banking Alliance committing Santander UK to set and disclose decarbonisation targets for most greenhouse gas intensive sectors and has committed to becoming a net zero bank by 2050. In order to reach these ambitions and targets or any other climate related ambitions or targets Santander UK may commit to in future, Santander UK will need to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks Santander UK faces as a result of climate change). Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt Santander UK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on Santander UK’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.
For further details on Santander UK’s approach to climate change see “Risk review – Taskforce on Climate-related Financial Disclosures (TCFD)”.
Business model risks
Santander UK is exposed to competition from other financial institutions, including new entrants into the financial services sector
The markets for UK financial services are very competitive and Santander UK has seen strong competition from banks, building societies and other established financial service providers. In addition, Santander UK faces competition from a number of new entrants, non-banks and other providers, including technology companies and large retail companies with strong brand recognition.

The UK government and regulators are actively supporting the emergence of new entrants into the UK financial services market. The internet and mobile technologies are also changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking in recent years and Covid-19 accelerated the strong trends towards customer digital adoption. Santander UK is investing in a multi-year transformation programme, including digitalisation of channels and services and automation of physical channels, to both meet customer preferences and protect its competitive position. There can be no assurance that the transformation programme will deliver the benefits sought from it.

Management expects such competition to continue or intensify as a result of customer behaviour and trends, technological changes, competitor behaviour, the growth in digital banking, new lending models and changes in regulation (including the introduction of Open Banking and changes arising from the Payment Services Directive (PSD2)). As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Santander UK’s existing competitors in that market, limiting Santander UK’s ability to increase its customer base and expand its operations, increasing competition for investment opportunities and potentially reducing Santander UK’s market share.

Any of these competition-related factors or a combination thereof could result in a significant reduction in the profit of Santander UK. Santander UK gives consideration to the competitive position in its management actions, such as pricing, product decisions and our business model. Increasing competition could mean that Santander UK increases rates offered on deposits or lowers the rates it charges on loans, or changes its cost base, any of which could have a material adverse effect on its operations, financial condition and prospects.
Santander UK’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
The success of Santander UK’s operations and its profitability depends, in part, on the success of new products and services it offers to customers and the way in which it offers and provides its products and services. The increasing availability of a wide range of digital or online products and services for customers requires banks like Santander UK to enhance their offerings in order to retain and attract customers. However, Santander UK cannot guarantee that its new products and services or the way in which it offers or provides its products and services will meet the needs or preferences of Santander UK’s customers which may change over time, and such changes may render Santander UK’s products and services obsolete, outdated or unattractive. Santander UK may not be able to develop new products that meet its customers’ changing needs in a timely manner. As Santander UK expands the range of its products and services, some of which may be at an early stage of development in the UK market, it will be exposed to known, new and potentially increasingly complex risks, including conduct risk, and development expenses. Santander UK’s employees and risk management systems, as well as its experience and that of its partners, may not be sufficient or adequate to enable it to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect its operating results.
Any or all of the above factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s loan portfolio is subject to risk of prepayment
Santander UK’s loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to prepay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of Santander UK’s interest earning assets and could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
As a result Santander UK could be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that Santander UK is not able to accurately forecast amortisation schedules for these purposes which may affect its profitability. Prepayment risk also has a significant adverse impact on credit card and mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch with Santander UK’s funding obligations and reinvestment at lower yields. The risk of prepayment and its impact on Santander UK's ability to accurately forecast amortisation schedules is inherent in Santander UK’s commercial activity and an increase in prepayments or a failure to accurately forecast amortisation schedules could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Damage to Santander UK’s reputation could cause harm to its business prospects
Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to the reputation of Santander UK or Banco Santander S.A. (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, failure to deliver minimum standards of service and quality, loss or compromise of customer data, disruption to service due to a cyber-attack, wider IT failures such as the IT outage experienced on 15 May 2021 which temporarily impacted Santander UK’s operations and customers, compliance failures, third party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects.

If Santander UK is unable to manage the growth of its operations, this could have a material adverse impact on its profitability

Annual Report 2021	Santander UK Group Holdings plc 301

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Santander UK allocates management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring its businesses when necessary. From time to time, Santander UK evaluates acquisition, disposal, and partnership opportunities that it believes could offer additional value to its shareholders and customers and are consistent with its business strategy. However, Santander UK may not be able to identify suitable acquisition or partnership candidates and may not be able to acquire promising targets or form partnerships on favourable terms, or at all. Furthermore, preparations for acquisitions that Santander UK does not complete can be disruptive. Santander UK bases its assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Santander UK’s ability to benefit from any such acquisitions and partnerships will depend in part on its successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and regulatory investigations. Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond Santander UK’s control. Santander UK can give no assurances that its expectations with regard to integration and synergies will materialise.
Santander UK cannot provide assurance that it will, in all cases, be able to manage its growth effectively or to implement its strategic growth decisions, including its ability to:
–Manage efficiently the operations and employees of expanding businesses
–Maintain or grow its existing customer base
–Successfully execute its strategy
–Fully due diligence and assess the value, strengths and weaknesses of investment or acquisition candidates
–Finance strategic opportunities, investments or acquisitions
–Fully integrate strategic investments, or newly-established entities or acquisitions, in line with its strategy
–Align its current information technology systems adequately with those of an enlarged group
–Apply its risk management policy effectively to an enlarged group
Any or all of these factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Capital and liquidity risk
Santander UK is subject to regulatory capital, liquidity and leverage requirements that could limit its operations, and changes to these requirements may further limit and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Capital Requirements Regulation and Capital Requirements Directive IV
Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under retained EU law and as adopted by the Prudential Regulation Authority (PRA). Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK's existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write down (for more information, see the risk factor entitled ‘Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers’).
The EU Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. The CRR has been amended through a series of EU regulations, including the Capital Requirements Regulation 2 (CRR 2) and the CRD IV Directive amended by the Capital Requirements Directive V (CRD V Directive). The European Union (Withdrawal) Act 2018 converted the directly applicable elements of CRD IV into UK law on 31 December 2020 and preserved existing UK law implementing the CRD IV directive.
In implementing CRD IV and the revised versions of CRD IV, the PRA has required the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. Though the results of the PRA’s 2019 stress test (the most recent exercise undertaken to set UK bank capital buffers) did not impact on the level of capital that Santander UK is required to hold, the PRA could, in the future, as a result of stress testing exercises and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions, require Santander UK to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Liquidity Coverage Ratio (LCR)
The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The current minimum requirement for LCR is set at 100%. Santander UK’s current liquidity position is in excess of the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on Santander UK’s financial performance.
Leverage ratios
The Financial Services Act 2012 (the FS Act) also provides the Financial Policy Committee (FPC) of the BoE with certain other macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The PRA require UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies to hold enough CET1 capital to meet an additional leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Other Systemically Important Institutions (O-SII) buffer rate following the implementation of the CRD V Directive on 28 December 2020 (previously the Systemic Risk Buffer rate) and for consolidated groups which include a Ring Fenced Body (as defined in the Financial Services and Markets Act 2000 (FSMA) to hold enough CET1 capital to meet the Additional Leverage Ratio Buffer (ALRB). The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to Santander UK being further increased, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Further regulatory changes
Regulators in the UK and worldwide have proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BoE is required to set the Minimum Requirement for Eligible Liabilities (MREL) for all institutions. The BoE expects banks to have complied with end-state MREL requirements by 1 January 2022. This was the case for Santander UK.

Annual Report 2021	Santander UK Group Holdings plc 302

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The UK implementation of the elements of CRR2, which include revisions to the leverage ratio, counterparty risk capital requirements and the net stable funding ratio (NSFR), occurred on 1 January 2022.
In addition to the above, regulators in the UK have produced a range of proposals for future legislative and regulatory changes which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital or could increase Santander UK’s expenses and could have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the UK implementation of the Basel Committee’s new market risk framework, which reflects rules made as a result of the Basel Committee’s fundamental review of the trading book. In addition, in December 2017 the Basel Committee published their final version of the Basel III framework, with proposed implementation from 1 January 2022. This includes the following elements:
–Revisions to the standardised approach for credit risk, credit valuation adjustment risk and operational risk to address certain weaknesses identified by the Basel Committee
–Additional constraints on the use of internal model approaches for credit risk, and removing the use of internal model approaches for credit valuation adjustment risk and operational risk
–The use of an output floor based on standardised approaches, and
–The introduction of a leverage ratio buffer for global systemically important banks and refinements to the definition of the leverage ratio exposure measure.
The Basel Committee delayed the proposed implementation date of these revised rules to 1 January 2023. It is anticipated that the PRA will publish a consultation paper in 2022 on the UK implementation of these rules and the proposed implementation date in the UK.
There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for new business purposes and adversely affect Santander UK’s cost of funding, profitability and ability to pay dividends, continued organic growth (including increased lending), or pursue acquisitions or other strategic opportunities. Alternatively, Santander UK could be required to restructure its balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held or raise additional capital but at increased cost and subject to prevailing market conditions. In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect Santander UK’s ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of Santander UK’s capital position. Furthermore, increased capital requirements may negatively affect Santander UK’s return on equity and other financial performance indicators.
Santander UK’s business could be affected if its capital is not managed effectively or if these measures limit Santander UK’s ability to manage its balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of Santander UK’s capital position is important to Santander UK’s ability to operate its business, to continue to grow organically and to pursue its business strategy. There is a risk that implementing and maintaining existing and new liquidity requirements, such as through enhanced liquidity risk management systems, may incur significant costs, and more stringent requirements to hold liquid assets may materially affect Santander UK’s lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability. This could in turn adversely impact Santander UK’s operations, financial condition and prospects.
Liquidity and funding risks are inherent in Santander UK’s business and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Liquidity risk is the risk that Santander UK either does not have available sufficient financial resources to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While Santander UK maintains a liquid asset buffer and implements liquidity management processes to seek to control these risks. In particular, unforeseen systemic market factors like those experienced during the last financial crisis make it difficult to eliminate these risks completely. There can be no assurance that such circumstances will not reoccur. Extreme liquidity constraints may affect Santander UK’s operations and its ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities. Disruption and volatility in the global financial markets could have a material adverse effect on Santander UK’s ability to access capital and liquidity on financial terms acceptable to it. A sudden or unexpected shortage of funds in the banking system could threaten the stability of the banking system, and lead to increased funding costs, a reduction in the term of funding instruments or require Santander UK to liquidate certain assets, thereby impacting Santander UK’s liquidity position and its ability to pay its debts. If these circumstances were to arise, this could have a material adverse effect on Santander UK’s results, operations, financial condition and prospects.
Santander UK’s cost of funding is directly related to prevailing interest rates and to its credit spreads. Increases in interest rates and Santander UK’s credit spreads can significantly increase the cost of its funding. Changes in Santander UK’s credit spreads are market-driven and may be influenced by market perceptions of its creditworthiness. Changes to interest rates and Santander UK’s credit spreads occur continuously and may be unpredictable and highly volatile.
If wholesale markets financing ceases to be available, or becomes excessively expensive, Santander UK may be forced to raise the rates it pays on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of adverse market conditions, significant increases in capital markets funding costs or deposit rates could have a material adverse effect on Santander UK’s interest margins, its cost of funding, access to liquidity and its profitability and therefore on its operations, financial condition and prospects.
In recent years Santander UK has also made use of central bank funding schemes such as the BoE's Term Funding Scheme. As at 31 December 2021, Santander UK had no outstanding drawings under the Term Funding Scheme.
In response to the Covid-19 pandemic, the BoE introduced the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises (TFSME), with similar terms to its previous Term Funding Scheme. As at 31 December 2021, Santander UK had drawn £31.9bn of cash under the TFSME. The scheme closed to new drawings in October 2021 and, like other participants Santander UK will have to replace any maturing central bank funding although this will not occur until 2024. This could potentially lead to an increase in reliance on wholesale markets financing and an increase in costs due to other institutions also refinancing their maturities.
Each of the factors described above could have a material adverse effect on Santander UK, including its ability to access capital and liquidity on financial terms acceptable to it and, more generally, on its operations, financial condition and prospects.
Further, Santander UK aims for a funding structure that is consistent with its assets, avoids excessive reliance on short-term wholesale funding, attracts enduring retail and commercial deposits and provides diversification in products and tenor. Santander UK therefore relies, and will continue to rely, on retail and commercial deposits to fund a significant proportion of lending activities. The on-going availability of this type of funding is sensitive to a variety of factors outside Santander UK’s control, such as general economic conditions and the confidence of depositors in the economy and in the financial services industry in general, confidence in Santander UK specifically, Santander UK’s credit rating and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds or, if launched, central bank digital currency. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing its ability to access deposit funding on appropriate terms, or at all, in the future, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2021	Santander UK Group Holdings plc 303

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Santander UK’s liquidity planning assumes that customers will continue to make a volume of deposits with Santander UK (particularly demand deposits and short-term time deposits), and Santander UK intends to maintain its emphasis on the use of deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for Santander UK in the future if deposits are not made in the volumes anticipated or are withdrawn at short notice or are not renewed. If a substantial number of depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, there may be a material adverse effect on Santander UK’s operations, financial condition and prospects.
An adverse movement in Santander UK’s external credit rating would likely increase its cost of funding, require Santander UK to post additional collateral or take other actions under some of its derivative contracts and adversely affect Santander UK’s operations, financial condition and prospects
Credit ratings affect the cost and other terms upon which Santander UK is able to obtain funding. Credit rating agencies regularly evaluate Santander UK, and their credit ratings of Santander UK and Santander UK’s issued debt are based on a number of factors, including Santander UK’s financial strength, the strength of the UK economy and conditions affecting the financial services industry generally.
Any downgrade in the external credit ratings assigned to Santander UK or any of Santander UK’s debt securities could have an adverse impact on Santander UK. In particular, a downgrade in Santander UK’s credit ratings could increase its borrowing costs and could require it to post additional collateral or take other actions under some of derivatives, loan facilities or other financial contracts, and could limit its access to capital markets and have a material adverse effect on its operations, financial condition and prospects. For example, a credit rating downgrade could have a material adverse effect on Santander UK’s ability to sell or market certain products, engage in certain longer-term or derivatives transactions and retain its customers or investors, particularly those who need a minimum rating threshold in order to transact or invest.
Any of these results of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander UK, including its operations, financial condition and prospects. For example Santander UK estimates that at 31 December 2021, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £0.5bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.8bn of cash and collateral at 31 December 2021. Under the LCR we hold sufficient liquidity to cover these potential outflows. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.
There can be no assurance that the credit rating agencies will maintain Santander UK’s current credit ratings or outlooks. A failure to maintain favourable credit ratings or outlooks could increase Santander UK’s cost of funding, adversely affect Santander UK’s interest margins, and reduce its ability to secure both long-term and short-term funding. If a downgrade of a Santander UK member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings of other members of Santander UK. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Negative changes to the UK sovereign credit rating, or the perception that further negative changes may occur, could have a material adverse effect on Santander UK’s operations, financial condition, prospects and the marketability and trading value of its securities. This might also have an impact on Santander UK’s own credit rating, borrowing costs and ability to secure funding. Negative changes to the UK sovereign credit rating, or the perception that further negative changes may occur, could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and reducing asset prices, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Changes in Santander UK’s pension liabilities and obligations could have a materially adverse effect on Santander UK’s operations, financial condition and prospects
The majority of current employees are provided with pension benefits through defined contribution arrangements. Under these arrangements Santander UK’s obligation is limited to the cash contributions paid. Santander UK provides retirement benefits for many of its former and current employees in the UK through a number of defined benefit pension schemes established under trust. Santander UK plc is the principal employer under the majority of these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory pension funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees although, if they cannot agree, the rate can be set by The Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes, but, in some cases, the scheme trustees may have the unilateral right to set the employer’s relevant contribution.
The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension schemes where that employer is a service company, or is otherwise ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation). As some of the employers within Santander UK are service companies, if The Pensions Regulator determines that they have become insufficiently resourced and no suitable mitigating action is undertaken, other companies within Santander UK which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where The Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers or could require additional amounts to be paid into the relevant pension schemes in respect of them.
The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be issued to any company or individual that is connected with or an associate of such employer in circumstances where The Pensions Regulator considers it reasonable to issue it and multiple notices could be issued to connected companies or individuals for the full amount of the debt. The risk of a contribution notice being imposed may inhibit Santander UK’s freedom to restructure or to undertake certain corporate activities. There is a risk that Santander UK could incur an obligation to make a contribution to the scheme by virtue of section 75 or 75A of the Pensions Act 1995 as a result of a reorganisation or disposal of Santander UK’s businesses.
Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK record a deficit or an increased deficit (as appropriate), due to either a reduction in the value of the pension fund assets (depending on the performance of financial markets) not matched by a fall in the pension fund liabilities and/or an increase in the scheme liabilities not matched by an increase in the pension fund assets due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources. Inflation in particular poses a significant risk to the pension fund as liabilities would be adversely impacted by an increase in long-term inflation. While Santander UK can control a number of the above factors, there are some over which Santander UK has no or limited control. Although the trustees

Annual Report 2021	Santander UK Group Holdings plc 304

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

of the defined benefit pension schemes are obliged to consult with Santander UK before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them.
Changes in UK legislation and regulation through the Pension Schemes Act 2021 to address perceived failings in pension protection following recent high profile company insolvencies with large pension deficits may also affect Santander UK’s position, Specific areas where concerns have been raised are levels of dividends where there is a pension scheme with a deficit and the length of time taken to address deficits. These changes in legislation or regulation could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources.
The defined benefit schemes have material investments in illiquid assets primarily unlisted credit, private equity and property. The value of these investments can only be known when they are realised. The value in the accounts is an estimate of the fair value of these investments but the final realised value could be materially different and if less than the value used could result in Santander UK having to make increased contributions to reduce or satisfy resulting deficits which as above would divert resources from use in other areas of the business and reduce its capital resources.
Any increase in Santander UK’s pension liabilities and obligations as a result of the foregoing factors could have a material adverse effect on Santander UK’s operations, financial conditions and prospects.
Market risks
Santander UK’s financial results are constantly exposed to market risk. Santander UK is subject to fluctuations in interest rates and other market risks, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Market risk refers to the probability of variations in Santander UK’s net interest income or in the market value of its assets and liabilities due to volatility of interest rates, credit spreads, exchange rates or equity prices.
Changes in interest rates would affect the following areas, among others, of Santander UK’s business:
–Net interest income
–The value of Santander UK’s derivatives transactions
–The market value of Santander UK's securities holdings
–The value of Santander UK’s loans and deposits
–The volume of loans originated
Interest rates are highly sensitive to many factors beyond Santander UK’s control, including increased regulation of the financial sector, inflation, monetary policies, domestic and international economic and political conditions and other factors. Variations in interest rates could affect the interest earned on Santander UK’s assets and the interest paid on its borrowings, thereby affecting its net interest income, which comprises the majority of its revenue, reducing its growth rate and profitability and potentially resulting in losses. In addition, costs Santander UK incurs putting into place strategies to reduce interest rate exposure could increase in the future, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Increases in interest rates may reduce the volume of loans originated by Santander UK. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of Santander UK’s customers to prepay or refinance fixed-rate loans, reduce the value of its financial assets and reduce gains or require Santander UK to record losses on sales of Santander UK’s loans or securities, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Due to the historically low interest rate environment in the UK in recent years, the rates on many of Santander UK’s interest-bearing deposit products have been priced at or near zero. This may limit Santander UK’s ability to further reduce customer rates in the event of further cuts in the BoE base rate putting pressure on Santander UK's margins and profitability. If a generally low interest rate environment in the UK persists in the long term, it may be difficult to increase Santander UK’s net interest income, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is exposed to risks relating to the integrity and continued existence of reference rates
On 29 November 2017, the FCA announced that a Working Group on Sterling Risk-Free Rates was to be mandated with implementing a broad-based transition to the Sterling Overnight Index Average (SONIA) over the next four years across Sterling bond, loan and derivative markets, so that SONIA would be established as the primary Sterling interest rate benchmark. In March 2021, the UK Financial Conduct Authority (FCA) confirmed that all LIBOR settings, in their current format, would cease:
–immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and
–immediately after 30 June 2023, in the case of the remaining US dollar settings (i.e. overnight, 1-month, 3-month, 6-month and 12-month).
Subsequently, the FCA has exercised its powers under the UK Benchmarks Regulation to define and require the publication of ‘synthetic’ sterling (and Japanese yen) LIBOR at least until the end of 2022, and outlined its permitted uses. In addition, the Critical Benchmarks (References and Administrators' Liability) Act 2021 has substituted such ‘synthetic’ LIBOR for references to LIBOR in English, Scots and Northern Irish law governed contracts that have not otherwise transitioned to an alternative rate.
In 2021, the majority of Santander UK’s affected legacy contracts were transitioned from the LIBOR rates ceasing at the end of 2021. Where contracts were not able to be transitioned however, the FCA exercising its powers under the UK Benchmarks Regulation and the implementation of the Critical Benchmarks (References and Administrators’ Liability) Act 2021 have enabled a smoother transition of sterling denominated ‘tough legacy’ contracts into 2022. Nevertheless, the publication of ‘synthetic’ sterling LIBOR beyond the end of 2022 is not guaranteed and the FCA is yet to announce whether it will require the publication of ‘synthetic’ USD LIBOR rates after the cessation of the remaining USD LIBOR tenors after 30 June 2023.
The transition of LIBOR based contracts has been complex and involved a range of risks (including legal, conduct, system, model, accounting and reputational risks). Changes to, or the replacement of, benchmarks may cause contracts in which they are used to perform differently than in the past or may have other consequential effects. In particular, the transition of contracts from GBP LIBOR to an alternative reference rate (such as SONIA or the BoE base rate) typically involved an adjustment to the terms of financial contracts to which Santander UK is a party. Whilst Santander UK has taken steps to manage these risks, there can be no assurance that these risks will not crystallise. This could have a material adverse effect on Santander UK’s operations, financial condition, and prospects.
Santander UK's most significant exposures are to GBP LIBOR, and mainly represent derivatives transacted to hedge its balance sheet risks, corporate loans and medium-term funding. For details of the notional value of derivative hedging instruments by benchmark interest rate, see Note 11. The estimated value of loans and customer derivatives for which transition was not agreed before the end of 2021 was just under £2.1bn (for non-USD LIBOR which is currently expected to cease after 30 June 2023).

Annual Report 2021	Santander UK Group Holdings plc 305

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of Santander UK’s financial assets. Negative changes in positions recorded at fair value could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK has material exposures to securities, loans, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative market changes. A widening of market credit spreads, reflecting the prevailing market conditions would negatively impact asset valuations in future periods and may result in negative changes in the fair values of Santander UK's financial assets. A tightening of Santander UK’s own credit spreads would increase the magnitude of liabilities, thereby reducing net assets.
In addition, the value ultimately realised by Santander UK on disposal of assets and liabilities recorded at fair value may be lower than their current fair value; for example, during the last global financial crisis, financial markets were subject to periods of significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads.
Santander UK is also exposed to changes in the market value of credit and funding spreads for the valuation of certain derivative contracts, the estimated value of which is negatively exposed to increases in the Credit Valuation Adjustment (CVA) spread and the Funding Fair Valuation Adjustment (FVA) spread over the lifetime of the transaction.
Any of these factors could require Santander UK to record negative changes in fair value which could have a material adverse effect on its operations, financial condition and prospects.
Santander UK is also exposed to changes in UK residential house price index levels, future index growth assumptions and house price index volatility. These impact the valuations of the portfolios of home reversion plans, lifetime mortgages and associated hedges held by Santander UK. In addition, the home reversion assets and mortgages are exposed to any changes in underlying mortality assumptions as maturity dates on these are not fixed and are driven by the vacation of the underlying property on a permanent basis by the plan holder. Specific property risk exists for each individual asset versus the indexed growth assumption at the point of maturity. Lifetime mortgages additionally have prepayment risk which is managed via a FVA based on historic data.
In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets and in times of economic instability. In such circumstances, Santander UK’s valuation methodologies require it to make assumptions, judgements and estimates in order to establish fair value.
Reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK invests in debt securities of the UK government largely for liquidity management purposes. At 31 December 2021, approximately 7% of Santander UK’s total assets and 6% of Santander UK’s securities portfolio were comprised of debt securities issued by the UK government. Any failure by the UK government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
If the level of non-performing loans increases or the credit quality of Santander UK’s loans deteriorates in the future, or if Santander UK’s loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of Santander UK’s businesses. Non-performing or low credit quality loans have in the past, and could continue to, have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In particular, the amount of Santander UK’s reported non-performing loans may increase in the future as a result of growth in Santander UK’s total loan portfolio, including as a result of loan portfolios that Santander UK may acquire in the future (the credit quality of which may turn out to be worse than Santander UK had anticipated), or factors beyond Santander UK’s control, such as adverse changes in the credit quality of Santander UK’s borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. Broader inflationary pressures that impact a customer's ability to service debt payments could also lead to increased arrears in both unsecured and secured products.
There can be no assurance that Santander UK will be able to effectively control the level of impaired loans in, or the credit quality of, its total loan portfolio, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at historically low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers' required monthly payments may result in higher delinquency rates and losses related to non-performing loans in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of Santander UK’s total loan portfolio. Santander UK’s loan loss reserves are based on Santander UK’s current assessment of various factors affecting the quality of its loan portfolio, including its borrowers’ financial condition, repayment abilities, the realisable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond Santander UK’s control. As a result, there is no precise method for predicting loan and credit losses, and no assurance can be provided that Santander UK’s current or future loan loss reserves will be sufficient to cover actual losses.
If Santander UK’s assessment of and expectations concerning the above-mentioned factors differ from actual developments Santander UK may need to increase its loan loss reserves, which may adversely affect Santander UK’s operations, financial condition and prospects. Additionally, in calculating its loan loss reserves, Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio

Annual Report 2021	Santander UK Group Holdings plc 306

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 84.2% of Santander UK’s loan portfolio at 31 December 2021. As a result, Santander UK is highly exposed to developments in the residential property market in the UK. House price growth strengthened over the second half of 2020 and into 2021 as a result of pent up demand during the first Covid-19 lockdown in the UK together with the stimulus provided by temporary changes in stamp duty; however, there is a level of uncertainty in the outlook for house prices in 2022 as these effects subside. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic downturn and recovery will mean that losses could be incurred on loans should they go into possession.
The value of the collateral securing Santander UK’s loan portfolio may also be adversely affected by force majeure events such as natural disasters like floods or landslides exacerbated by climate change trends. Any force majeure event may cause widespread damage and could have an adverse impact on the economy of the affected region and may therefore impair the asset quality of Santander UK’s loan portfolio in that area.
Santander UK may also not have sufficiently up-to-date information on the value of collateral, which may result in an inaccurate assessment for impairment losses on loans secured by such collateral.
If any of the above events were to occur, Santander UK may need to make additional provisions to cover actual impairment losses of its loans, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Legal and regulatory risks
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability of institutions under their supervision), enhance consumer protection, address climate change risks and improve controls in relation to financial crime-related risks. Santander UK expect regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the United Kingdom by the Prudential Regulation Authority (PRA), the Lending Standards Board (LSB), the Financial Conduct Authority (FCA), the Payment Systems Regulator (PSR) and the Competition and Markets Authority (CMA).
As well as being subject to UK regulation, as part of the Banco Santander Group, Santander UK is also affected by other regulators such as the Banco de España (the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes (including the United States of America (US)) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions.
The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions has gone through great change which is still being implemented and reviewed. Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), are beyond Santander UK’s control and could materially affect Santander UK’s business.
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry.
To the extent these laws, regulations and policies apply to it, Santander UK may face higher compliance costs. Santander UK may lack the capacity to readily respond to multiple regulatory or government policy changes simultaneously. Any legislative or regulatory actions and any required changes to Santander UK’s business operations resulting from such laws, regulations and policies as well as any deficiencies in Santander UK’s compliance with such laws, regulations and policies could result in significant loss of revenue, could have an impact on Santander UK’s strategy, limit its ability to pursue business opportunities in which Santander UK might otherwise consider engaging, limit Santander UK’s ability to provide certain products and services and result in enforcement action and the imposition of financial and other penalties. They may also affect the value of assets that Santander UK holds, requiring Santander UK to increase its prices thereby reducing demand for Santander UK’s products or otherwise have a material adverse effect on its operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application by Santander UK or by regulatory authorities will not adversely affect Santander UK.
Specific examples of areas where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to, the following:
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits, including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK government) to require the sale of a Santander ring-fenced bank or other parts of the UK group.
–Competition: Reviews and investigations by competition authorities (which in the UK include the CMA, the FCA and the PSR) into any aspect of Santander UK’s operations or the functioning of any markets in which Santander UK operates.
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations at a European as well as domestic UK level. Within the UK, the Payment Systems Regulator has mandated Santander UK build systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (CRM) which both aim to reduce the level of customer fraud (particularly through our customers' manipulation into making payments known as 'Authorised Push Payment' fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failing in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value Clearing House Automated Payment System (CHAPS) system through the Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for faster payments, BACS and the other lower value retail payment schemes. PSD2 has been implemented within the UK and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Open Banking and PSD2 both have shown that they have the potential to exacerbate a number of existing risks including data loss/data protection, cyber security, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity. Santander UK has also adapted systems and

Annual Report 2021	Santander UK Group Holdings plc 307

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

pricing to comply with other European regulations - including the Second Cross Border Payments Regulation which has required Santander UK to reduce prices for the majority of EEA currency payments in line with the price of their domestic equivalents.
–Data Privacy: Failure to comply with emerging and current laws and regulations concerning data privacy and localisation in a number of jurisdictions across the globe may result in regulatory sanctions. In particular, the General Data Protection Regulation (EU) 2016/679 (GDPR), including the GDPR as it forms part of UK domestic law by virtue of the EUWA (UK GDPR), and the Data Protection Act 2018 (DPA) imposes obligations on data controllers and rights for data subjects. The implementation of the UK GDPR and DPA has required substantial amendments to Santander UK’s procedures and policies. The changes have had, and could continue to have, an adverse impact on Santander UK’s business by increasing its operational and compliance costs. If there are breaches of UK GDPR obligations, Santander UK could face significant administrative and monetary sanctions as well as reputational damage. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects. Moreover, the Department for Culture Media and Sport (DCMS) has recently issued a consultation in relation to proposed reforms of UK data protection legislation. Some proposed reforms, such as the requirement to implement a privacy management programme may result in a further increase in compliance and operational costs, if implemented. The proposed changes may also pose a risk to the EU Commission’s adequacy finding in respect of the UK, as the UK’s data protection laws may no longer be considered to be essentially equivalent to those of the EU, which would impact data flows from the EU to the UK.
–Electronic marketing: For the purposes of the Privacy and Electronic Communications Regulations 2003 (PECR), Santander UK relies on legitimate interests (LI) and not consent as a lawful basis for its marketing activity (an opt-out model, rather than an opt-in model). This model limits Santander UK to marketing its own similar products and services only to its own customers who have not opted out of marketing. This model therefore prevents the marketing by Santander UK of Santander group companies’ products and services by electronic means. This may put Santander UK at a competitive disadvantage. It is proposed to move from an LI to a consent model in the near future. There will be legal and regulatory risks associated with this transition, as well as systems updates costs to operationalise.
–Consumer duty: In response to a requirement introduced into the FSMA, the FCA continues to consult on a broad consumer duty that firms undertaking regulated activities with retail clients should observe. The FCA is proposing that the consumer duty has three elements: A consumer principle that provides a high-level expectation of conduct, a set of overarching Cross-cutting Rules which develop and amplify the standards of conduct that the FCA expects under the consumer principle and a suite of rules and guidance setting more detailed expectations for a firm’s conduct according to the four specific outcomes that represent the key elements of the firm and its consumer relationships (communications, products and services, price and value and customer service). The first consultation on the structure of the proposed consumer duty closed on 31 July 2021. A second consultation paper on the proposed text for the new rules and guidance was published on 7 December 2021 and closed on 15 February 2022. Final rules are expected to be set out in a policy statement to be published by 31 July 2022 and it is expected that firms will have until 30 April, 2023 to implement its proposals. Whilst the scope of the consumer duty is not yet final, it is likely to require a review of, and potentially changes to, Santander UK’s products, services, policies, systems and procedures against the requirements of the consumer duty. It is not clear how the consumer duty will operate in relation to existing principles, rules and guidance in the FCA Handbook. It may affect elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that Santander UK is able to generate. It may result in an increase in civil litigation or claims to the Financial Ombudsman Service by customers alleging a breach of the consumer duty or in regulatory action by the FCA.
–Insolvency: Changes to the UK corporate insolvency regime were introduced through the Corporate Insolvency and Governance Act 2020, including a pre-insolvency moratorium process for corporates in financial difficulty to give a period of time to seek a rescue or restructure and a new restructuring plan insolvency procedure to enable debt restructures. The Finance Act 2020 re-established certain tax debts owed by corporates as secondary preferential debts, ranking ahead of debts owed to floating charge holders. The Debt Respite Scheme (Breathing Space Moratorium and Mental Health Crisis Moratorium) (England and Wales) Regulations 2020 (Breathing Space Regulations) (which came into force on 4 May 2021) give eligible individuals in England and Wales the ability to apply for a breathing space or mental health crisis moratorium during which creditors may not demand payment of interest or fees that accrue or enforce a debt owed by the applicant. The impact these changes will have in relation to the collection and recovery of loans to retail and corporate customers who are in financial difficulty or default continues to evolve.
–Outsourcing and Third Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third party risk management (SS2/21). The PRA has stated that SS2/21 should be the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management. SS2/21 should be read alongside the EBA guidelines on outsourcing arrangements, which remain applicable and effective. A major development is that the scope of contracts which should meet the PRA requirements on outsourcing and third-party risk management has increased beyond that set out in the EBA guidelines on outsourcing. The PRA states that it expects material third-party agreements that are not outsourcing to be subject to controls that are as robust as the controls that would apply to outsourcing arrangements with an equivalent level of materiality. Also in March 2021, the PRA published Supervisory Statement 1/21 (SS1/21) which sets out its expectations for the operational resilience of Santander UK’s ‘important business services’. These are services that a PRA regulated firm provides which, if disrupted, could pose a risk to that firm’s safety and soundness or, the financial stability of the UK. Santander UK is required to identify and set impact tolerances for all its important business services which must, in all cases, include a time-based metric to measure the tolerable level of disruption to that important business service. Santander UK must ensure it is able to deliver its important business services within impact tolerances in severe but plausible scenarios. The PRA expects Santander UK to develop and implement effective remediation plans for the important business services that would not be able to remain within its impact tolerance. Any outsourcing agreements entered into on or after 31 March 2021 must meet the requirements in SS2/21, as these must be compliant by 31 March 2022. Legacy agreements entered into before 31 March 2021 need to be reviewed and updated at the first appropriate contractual revision or renewal, on or after 31 March 2022. Santander UK’s procurement teams are currently leading a contracts remediation project, which is designed to achieve compliance with SS2/21. If Santander UK is unable to meet the PRA’s requirements on outsourcing and third-party risk management then it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK government has announced its intention to roll out new sustainability disclosure requirements, which will expand on the those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy. Santander UK is implementing the recommendations of TCFD: further reporting will require additional gathering of data and operationalisation of reporting and there will be legal, reputational and regulatory risks should Santander UK fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.
–Evolving conduct and regulatory policy: The CMA is seeking enhanced consumer protection powers, and is considering policy issues that may impact financial services, for example 'loyalty penalties' and the impact of digitalisation on consumer outcomes. There is the potential that the CMA and FCA take different stances on certain policy issues in these spheres.
Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers
The special resolution regime set out in the Banking Act 2009 (the Banking Act) provides HM Treasury, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
If an instrument or order were made under the Banking Act in respect of an entity in Santander UK, such instrument or order (as the case may be) may, among other things: (i) result in a compulsory transfer of shares or other securities or property of such entity; (ii) have an impact on the rights of the holders of shares or other securities issued by Santander UK or such entity or result in the nullification or modification of the terms and conditions of such shares or securities; or (iii) result in the de-listing of the shares and/or other securities of such entity. In addition, such an order may affect matters in respect of Santander UK or such entity and/or other

Annual Report 2021	Santander UK Group Holdings plc 308

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

aspects of the shares or other securities of Santander UK or such entity, which may negatively affect the ability of Santander UK or such entity to meet its obligations in respect of such shares or securities.
Further, amendments to the Insolvency Act 1986 and secondary legislation have introduced changes to the treatment and ranking of certain debts with the result that certain eligible deposits will rank in priority to the claims of ordinary (i.e. non-preferred) unsecured creditors in the event of an insolvency. This may negatively affect the ability of unsecured creditors to recover sums due to them in an insolvency scenario.
If a ‘bail-in’ order were made under the Banking Act as amended by The Financial Services (Banking Reform) Act 2013 (see further ‘Regulation of Santander UK - The Banking Act 2009’), such an order would be based on the principle that any creditors affected by the 'bail-in' order should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a bank under resolution and the power to convert certain liabilities into shares (or other instruments of ownership) of the bank. The bail-in power under the Banking Act may potentially be exercised in respect of any unsecured debt securities issued by a bank under resolution or an entity in Santander UK, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act could be exercised in respect of Santander UK’s debt securities. Public financial support would only be used as a last resort, if at all, after having assessed and utilised, to the maximum extent practicable, the resolution tools including the bail-in tool and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of Santander UK or any entity in Santander UK would have a material adverse effect on Santander UK’s operations, financial condition and prospects.
The PRA also has the power to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a member of a banking group to issue debt instruments. The exercise of such powers could have an impact on the liquidity of Santander UK’s debt instruments and could materially increase Santander UK’s cost of funding.
In addition, the EU Bank Recovery and Resolution Directive (BRRD) provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result of changes to the PRA Rulebook made to implement the BRRD, Santander UK is now required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of Santander UK, these ex ante powers could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK must comply with anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and anti-tax evasion laws and regulations and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could have a material adverse effect on Santander UK’s operations, financial condition or prospects
Santander UK is required to comply with applicable anti-money laundering (AML), counter-terrorism financing (CTF), anti-bribery and corruption, sanctions, anti-tax evasion and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (including in respect of sanctions and politically-exposed person screening), ensure account and transaction information is kept up to date and implement effective financial crime policies and procedures detailing what is required from those responsible in order to counter financial crime risks. The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which in turn requires ongoing changes to systems, technology and operational activities.
Santander UK is also required to conduct financial crime training for its staff and to report suspicious transactions and activity to appropriate law enforcement. Comprehensive and risk based financial crime training at a group-wide and business unit level is a key element of effective controls, with the FCA providing guidance on expectations within its Financial Crime Guide. Financial crime is continually evolving. This requires proactive and adaptable responses from Santander UK so that it is able to deter, detect and disrupt threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where Santander UK may be used by other parties to engage in money laundering and other illegal or improper activities. Santander UK’s staff, whom Santander UK rely heavily upon to identify such activities and report them, have varying degrees of experience in recognising criminal tactics, making effective, bank-wide mandatory and specialist training provided by the Santander UK Anti-Financial Crime Academy more pertinent.
Where Santander UK outsources any of its customer due diligence, customer screening or anti-financial crime operations, it remains responsible and accountable for full compliance and any breaches. If Santander UK is unable to apply the necessary scrutiny and oversight, or if such oversight proves insufficient to detect illegal or improper activities, there remains a risk of regulatory breach and this could have a material adverse effect on Santander UK's operations, financial condition and prospects.
Over the last decade, AML, CTF, anti-bribery and corruption and sanctions laws and regulations have become, and may continue to become, increasingly complex and detailed. Consequently, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally, and such scrutiny continues to intensify. To manage regulatory scrutiny, Santander UK requires improved systems, sophisticated monitoring and skilled compliance personnel. Navigating the increasing complexity of financial crime regulation is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU, UK and US in the area of financial sanctions is one such obstacle.
UK AML and CTF legislation continues to change (for instance through regular updates to the UK’s list of third countries identified as high-risk countries), which can lead to substantial amendments to Santander UK’s AML and CTF procedures and policies, with additional training and guidance required for employees. Further such amendments will be required going forward to reflect changes to UK laws and government policy following the end of the July 2021 twin-track consultation on the effectiveness and content of the UK's Money Laundering Regulations. While there are opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of legislative and regulatory divergence from EU requirements. Significant change could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
If Santander UK is unable to fully comply with applicable laws, regulations and expectations, its regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against it, to impose significant fines and other penalties on it, including requiring a complete review of Santander UK’s business systems, day-to-day supervision by external consultants, imposing restrictions on the conduct of Santander UK’s business and operations and ultimately the revocation of Santander UK’s banking licence. The reputational damage to its business and brand could be severe if Santander UK was found to have materially breached AML, CTF, anti-bribery and corruption, anti-tax evasion or sanctions requirements. Santander UK’s reputation could also suffer if it were unable to protect its customers or its business from being used by criminals for illegal or improper purposes. Criminal penalties could be imposed upon individuals employed by Santander UK. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
At an operational level, geo-political, economic and social changes can provide opportunities to financial criminals and alter the risks posed to banks. Effective intelligence and monitoring systems within strengthened public/private partnerships to share knowledge on emerging risks are required to help manage these risks. However, there can be no guarantee that any intelligence shared by public authorities or other financial institutions will be accurate or effective in helping Santander UK to combat financial crime, and if, despite such efforts, Santander UK fails to combat financial crime effectively then this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2021	Santander UK Group Holdings plc 309

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

In addition, while Santander UK reviews its relevant counterparties’ internal policies and procedures (for example, under its correspondent banking relationships) with respect to such matters, Santander UK, to a large degree, depends upon its relevant counterparties to maintain and properly apply their own appropriate anti-financial crime procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using its (and its relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without its (or its relevant counterparties’) knowledge. There are also risks that other third parties, such as suppliers, could be involved in financial crime. If Santander UK is associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), then its reputation could suffer and it could become subject to civil or criminal proceedings that could result in penalties, sanctions and legal enforcement (including being added to 'black lists' that would prohibit certain parties from engaging in transactions with it), any one of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is subject to tax-related risks
Santander UK is subject to the substance and interpretation of UK tax laws and is subject to routine review and audit by tax authorities in relation thereto. Santander UK’s interpretation or application of these tax laws may differ from those of the relevant tax authorities. While Santander UK provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities, the amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. In general, changes to tax laws and tax rates, including as a result of policy changes by governments and/or regulators, and penalties for failing to comply with such changes, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. Some of these changes may be specific to the banking/financial services sectors and therefore result in Santander UK incurring an additional tax burden when compared to other industry sectors.
Santander UK is exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
Santander UK faces various legal and regulatory issues that have given rise and may give rise to civil or criminal litigation, arbitration, and/or criminal, tax, administrative and/or regulatory investigations, inquiries or proceedings. Failure to adequately manage the risks arising in connection with legal and regulatory issues, including Santander UK’s obligations under existing applicable laws and regulations or its contractual obligations, including arrangements with its customers and suppliers, or failure to properly implement applicable laws and regulations could result in significant loss or damage including reputational damage, all of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Additionally, the current regulatory environment, with the continuing heightened supervisory focus, combined with the forthcoming regulatory change initiatives, will lead to material operational and compliance costs. Relevant risks include:
–Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR, the Serious Fraud Office (SFO), the National Crime Agency (NCA), the Office of Financial Sanctions (OFSI) or the courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to small and medium sized enterprise (SME) dispute resolution and liability for authorised push payment fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
–An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. In addition, the CMA’s widening focus on market outcomes may result in increased reviews by the CMA of the markets in which Santander UK operates. Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases.
–The alleged historical or current misselling of, or misconduct in relation to, financial products, such as mortgages, arising from causes such as the alleged overcharging of interest, the alleged inappropriate sale of interest-only mortgages and the alleged unfair use of the standard variable rate and Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of civil litigation (including claims management company driven legal campaigns). Such matters may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may require additional provisions to be recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products. For example, Santander Cards UK Limited (a former GE Capital Corporation entity and distributor of pre-2005 PPI known as GE Capital Bank Limited which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc) and a Banco Santander SA subsidiary Santander Insurance Services UK Limited (together the Santander Entities) are involved in a dispute with AXA France IARD and AXA France Vie relating to alleged PPI mis-selling. For more information on this matter and other legal actions and regulatory matters, see Note 31 to the Consolidated Financial Statements.
–Santander UK may have held and may continue to hold bank accounts for entities or have relationships with entities such as third parties that might be or are subject to scrutiny from various regulators and authorities, including the SFO, the NCA and regulators in the US and elsewhere, which has led and could in the future lead to Santander UK’s conduct being reviewed as part of any such scrutiny.
–Santander UK is (and will continue from time to time to be) subject to certain legal or regulatory investigations, inquiries and proceedings, both civil and criminal including in connection with Santander UK’s lending and payment activities, treatment of customers, relationships with Santander UK’s employees, financial crime, and other commercial or tax matters. These may be brought against Santander UK under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the US, in circumstances where overseas regulators and authorities may have jurisdiction by virtue of its activities or operations. For example, Santander UK is subject to an on-going criminal and tax investigation by the Cologne Prosecution Office and the German Federal Tax Office in relation to historical involvement in German dividend tax arbitrage transactions, as well as an on-going civil regulatory investigation by the FCA in relation to compliance with the Money Laundering Regulations 2007 and potential breaches primarily during the period 2012 to 2017 of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. For more information on these matters and other legal actions and regulatory matters, see Note 31 to the Consolidated Financial Statements.
–In view of the inherent difficulty of predicting the outcome of legal or regulatory proceedings, particularly where opportunistic claimants seek very large or indeterminate damages, cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, or where the approaches of regulators or authorities to legal or regulatory issues and sanctions applied are subject to change, Santander UK cannot state with confidence what the eventual outcome of any pending matters will be and any such pending matters are not disclosed by name because they are under assessment. Santander UK’s provisions in respect of any pending legal or regulatory proceedings are made in accordance with relevant accounting requirements. These provisions are reviewed periodically. However, in light of the uncertainties involved in such legal or regulatory proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by Santander UK. As a result, the outcome of a particular matter (whether currently provided or otherwise) could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–The developing legal and regulatory regime in which Santander UK operates requires it to be compliant across all aspects of its business, including the training, authorisation and supervision of personnel and the development of systems, processes and documentation. If Santander UK fails to be compliant with relevant

Annual Report 2021	Santander UK Group Holdings plc 310

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

law or regulation, there is a risk of an adverse impact on its business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines, civil or criminal penalties, or other action imposed by or agreed with the regulatory authorities, as well as increased costs associated with responding to regulatory inquiries and defending regulatory actions. Customers of financial services institutions, including Santander UK’s customers, may seek redress if they consider that they have suffered loss for example as a result of the misselling of a particular product, or through incorrect application or enforcement of the terms and conditions of a particular product or in connection with a competition law infringement and Santander UK’s rights under a contract with its customers may in certain circumstances be unenforceable or otherwise impaired.
–The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) development of a voluntary dispute resolution service to oversee the resolution of historic complaints from SMEs that meet the relevant eligibility criteria and new complaints from SMEs that would be outside the FOS’ proposed revised jurisdiction; (vi) introduction of a voluntary code to enhance protection for customers who are victims of authorised push payment fraud; and (vii) high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Operational risks
Failure to successfully apply or to improve Santander UK’s credit risk management systems could have a material adverse effect on Santander UK’s operations, financial condition and prospects
As a commercial banking group, one of the main types of risks inherent in Santander UK’s business is credit risk. For example, an important feature of Santander UK’s credit risk management system is to employ Santander UK’s own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally, but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander Group members. As this process involves detailed analysis of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human and IT systems errors. In exercising their judgement on current or future credit risk behaviour of Santander UK’s customers, Santander UK’s employees may not always be able to assign a correct credit rating, which may result in a larger exposure to higher credit risks than indicated by Santander UK’s risk rating system. Santander UK may not be able to detect all possible risks before they occur, or its employees may not be able to effectively apply its credit policies and guidelines due to limited tools available to Santander UK, which may increase its credit risk.
Any failure to effectively apply, consistently monitor and refine Santander UK’s credit risk management systems may result in an increase in the level of non-performing loans and higher losses than expected, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK‘s data management policies and processes may not be sufficiently robust
Critical business processes across Santander UK rely on large volumes of data from a number of different systems and sources. If data governance (including data retention and deletion, data quality and data architecture policies and procedures) is not sufficiently robust, manual intervention, adjustments and reconciliations may be required to reduce the risk of error in Santander UK ‘s external reports or in reporting to senior management or regulators. Inadequate policies and processes may also affect Santander UK’s ability to use data to service customers more effectively or to improve Santander UK’s product offering. Santander UK must also comply with requirements under law or regulation which require classification of customers, counterparties, financial transactions or instruments. Santander UK must also comply with the requirements under law or regulation in respect of the use of and protection of customer data and must mitigate the risk of any misuse or loss of data owing to failure of a data management process or an employee breach. Financial institutions that fail to comply with in-country (local) and global regulatory and compliance requirements may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s business is subject to risks related to cyber-crime
Santander UK’s systems, software and networks may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. The interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In particular, in recent years the computer systems of companies and organisations have been targeted by cyber criminals, activists and nation-state-sponsored groups. Like other financial institutions, Santander UK manages and holds confidential personal information of customers in the conduct of its banking operations, as well as a large number of assets. Consequently, Santander UK has been, and continues to be, subject to a range of cyber-attacks, such as malware, phishing and denial of service.
Cyber-attacks could result in the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of Santander UK’s electronic systems used to service its customers. Any material disruption or degradation of Santander UK’s systems could cause information, including data related to customer requests, to be lost or to be delivered to Santander UK’s clients with delays or errors, which could reduce demand for Santander UK’s services and products. As attempted attacks continue to evolve in both scope and sophistication, Santander UK may incur significant costs in order to modify or enhance its protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to its customers. If Santander UK fails to effectively manage its cyber security risk, the impact could be significant and may include harm to Santander UK reputation and make Santander UK liable for the payment of customer compensation, regulatory penalties and fines. Factors such as failing to apply critical security patches from its technology providers, to manage out obsolete technology or to update Santander UK’s processes in response to new threats could give rise to these consequences, which, if they occur, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. This might also include significant increases in the premiums paid on cyber insurance policies or changes to policy limits and cover.
In addition, Santander UK may also be affected by cyber-attacks against national critical infrastructures in the UK or elsewhere, for example, the telecommunications network or cloud computing providers used by Santander UK. In common with other financial institutions Santander UK is dependent on such networks to provide digital banking services to its customers, connect its systems to suppliers and counterparties, and allow its staff to work effectively from their homes. Any cyber-attack against these networks could negatively affect its ability to service its customers. As Santander UK does not operate these networks it has

Annual Report 2021	Santander UK Group Holdings plc 311

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

limited ability to protect Santander UK’s business from the adverse effects of cyber-attack against them. Further, the domestic and global financial services industry, including key financial market infrastructure, may be the target of cyber disruption and attack by cyber criminals, activists or governments looking to cause economic instability. Santander UK has limited ability to protect its business from the adverse effects of cyber disruption or attack against its counterparties and key national and financial market infrastructure. If such a disruption or attack were to occur it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud. It is not always possible to deter or prevent such errors, acts, omissions and failures and the precautions Santander UK takes to detect and prevent this activity may not always be effective. Any instances could result in regulatory sanctions and cause reputational or financial harm, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems and on its ability to upgrade and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly required in order to remain competitive. It cannot be certain that in the future Santander UK will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of its information technology infrastructure as effectively as its competitors; this may result in a loss of any competitive advantages that Santander UK’s information technology systems provide. Any failure to effectively improve, expand or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects, and could cause reputational damage to Santander UK.
In addition, incidents such as the IT outage experienced on 15 May 2021, which temporarily impacted Santander UK’s operations and customers,require a remediation programme involving material expenses and delays to the wider information technology infrastructure upgrades and improvements programme, and attract regulatory scrutiny.
From time to time Santander UK is required to migrate information relating to its customers to new information technology systems. Any failure to manage such migration effectively could have a negative impact on Santander UK’s ability to provide services to its customers and could cause reputational damage to Santander UK.
Santander UK expects its programmes of change to have an effect on its risk profile, both technological and regulatory. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with programmes of systems change is likely to increase and this will therefore remain an area of key focus in Santander UK’s risk management. There can be no assurance that Santander UK will not suffer material losses from such operational risks in the future, including those relating to any security breaches, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK may be exposed to unidentified or unanticipated risks despite its risk management policies, procedures and methods and may be exposed to risk related to errors in Santander UK’s risk modelling
The management of risk is an integral part of Santander UK’s activities. Santander UK seek to monitor and manage its risk exposure through a variety of risk reporting systems. For a further description of our risk management framework see the ‘Risk review’. While Santander UK employs a broad and diversified set of risk monitoring and risk mitigation techniques and strategies, they may not be fully effective in mitigating Santander UK’s risk exposure in all economic market environments or against all types of risk, including risks that Santander UK fails to identify or anticipate.
Some of Santander UK’s tools and metrics for managing risk are based upon its use of observed historical market behaviour. Santander UK applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors Santander UK did not anticipate or correctly evaluate in its statistical models. This would limit its ability to manage its risks. Santander UK's losses thus could be significantly greater than the historical measures indicate. In addition, Santander UK’s quantified modelling does not take all risks into account. Santander UK’s more qualitative approach to managing those risks could prove insufficient, exposing it to material, unanticipated losses. Santander UK could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that include errors or are otherwise inadequately developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with Santander UK. These occurrences could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on third parties and affiliates for important infrastructure support, products and services
Third party providers and certain affiliates provide key components of Santander UK’s business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third party providers and affiliates is a source of operational and regulatory risk, including with respect to security breaches affecting our third parties and other parties that interact with these providers. As the use and depth of Santander UK’s relationship with these third parties and affiliates increases, including the use of cloud based services, Santander UK increasingly faces the risk of operational failure with respect to its systems. Santander UK may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. In addition, any problems caused by these third parties or affiliates, including as a result of them not providing Santander UK their services for any reason, or performing their services poorly, could adversely affect Santander UK’s ability to deliver products and services to customers and otherwise conduct its business, which could lead to reputational damage, litigation and regulatory investigations and intervention. Replacing these third party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk Santander UK faces as a result of these arrangements may be increased to the extent that it restructures such arrangements. Any restructuring could involve significant expense to Santander UK and entail significant delivery and execution risk which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Santander UK’s continued success depends in part on the continued service of key members of its senior executive team and other key employees. The ability to continue to attract, develop, train, motivate and retain highly qualified and talented professionals is a key element of Santander UK’s strategy. The successful implementation of Santander UK’s strategy depends on the availability of skilled and appropriate management, both at Santander UK’s head office and in each of its business units. There is also an increasing demand for Santander UK to hire individuals with digital skills such as data scientist, engineering and designer skill sets. Such individuals are very sought after by all organisations, not just the banking industry, and thus Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change. If Santander UK fails to staff its operations appropriately or loses one or more of its key senior

Annual Report 2021	Santander UK Group Holdings plc 312

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

executives or other key employees and fails to replace them in a satisfactory and timely manner, it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on Santander UK’s ability to hire or retain the most qualified employees. If Santander UK fails or is unable to attract and appropriately develop, motivate and retain qualified professionals, it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Financial reporting risk
Santander UK’s financial statements are based in part on judgements and accounting estimates which, if inaccurate, could cause material misstatement of Santander UK’s future financial results and financial condition.
The preparation of the Consolidated Financial Statements requires management to make judgements and accounting estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an on-going basis. Actual amounts may differ from these accounting estimates under different assumptions or conditions. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.
As explained in Note 1 to the Consolidated Financial Statements, no significant judgements have been made in the process of applying Santander UK’s accounting policies, other than those involving estimations about credit impairment losses, provisions and contingent liabilities, pensions and goodwill impairment. Those accounting estimates, as well as the judgements inherent within them, are considered important to the portrayal of the financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates; and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on Santander UK’s future, financial results and financial condition.
Changes in accounting standards could affect reported earnings
The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of Santander UK’s Consolidated Financial Statements. These changes can materially affect how Santander UK records and reports its financial condition and financial results. In some cases, Santander UK could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Any change in reported earnings as a result of the foregoing could have a material adverse effect on Santander UK’s future financial results and financial condition.

Annual Report 2021	Santander UK Group Holdings plc 313

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Regulation of the Santander UK group
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK and in each other location in which Santander UK operates. This intensive approach to supervision is maintained in the UK by the PRA and the FCA. As well as being subject to UK regulation, as a result of forming part of the Banco Santander group, Santander UK is also affected by other regulators, such as the Banco de España and the ECB, as well as various legal and regulatory regimes (including the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions. In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK government has a direct financial interest is likely to continue.
Approach of the Financial Conduct Authority (FCA)
As per the FSMA (as amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers, to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Regulatory approach of the PRA
As per the Financial Services Act 2012, the PRA has two primary objectives: to promote the safety and soundness of the firms which it regulates and, with respect to insurers, to contribute to the securing of an appropriate degree of protection for policyholders. The PRA has a secondary objective in respect of the promotion of effective competition in the markets for services provided by PRA authorised firms. The PRA’s regulatory and supervisory approach incorporates three key characteristics: to take a judgement-based approach, a forward-looking approach, and a focused approach.
The PRA Rulebook includes regulations and guidance relating to capital adequacy and liquidity, among several other things.
US regulation
Within the Dodd-Frank Act, the so-called Volcker Rule, prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The Volcker Rule also contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, and also permits ownership interests in certain types of funds to be retained such as new exclusions for credit funds, venture capital funds, family wealth management vehicles and client facilitation vehicles. The Santander UK group has policies, procedures and controls in place designed to achieve compliance with the Volcker Rule.
The Banking Act 2009
The special resolution regime set out in the Banking Act 2009 provides HM Treasury, the Bank of England, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
The Financial Services (Banking Reform) Act 2013 further amended the Banking Act 2009 to introduce a UK ‘bail-in power’ to implement the EU Bank Recovery and Resolution Directive (BRRD), which contains a bail-in power similar to that contained in the Banking Act and requires EU Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act 2009. This enables them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.
Competition
The CMA is the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK. As of 1 April 2015, the PSR also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry.
Payments
Within the UK, the Payment Systems Regulator has mandated that Santander UK builds systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (CRM) both of which aim to reduce the level of customer fraud (particularly through our customer's manipulation into making payments known as 'Authorised Push Payment' fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses, and inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value CHAPS system through Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for faster payments, BACS and the other lower value retail payment schemes. The Covid-19 pandemic has also accelerated the existing trend of declining use of cash. Combined with existing overcapacity, this has led the industry to consider the creation of a single 'Cash Utility' which would manage the operation of all cash processing infrastructure within the UK. The Second Payment Services Directive (PSD2) has been implemented within the UK and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Santander UK has also adapted systems and pricing to comply with other European regulations - including the Second Cross Border Payments Regulation which has required Santander UK to baseline the majority of EEA currency payments against their domestic equivalents in price.
Finally, Santander UK has reviewed its use of European payments systems and processes in light of the end of the UK’s transition period with the EU and has concluded that it can remain within the SEPA Payment Scheme and continue to send SEPA Euro Payments via Madrid to EEA beneficiaries. However, as it is not domiciled in the EU, it has needed to exit the other (high value) Euro payment schemes, being EURO1 and Target 2. It has negotiated new arrangements to access those systems via Madrid and a correspondent banking relationship agreement has been agreed and is operational.

Annual Report 2021	Santander UK Group Holdings plc 314

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial crime
On 30 May 2018, the Council of EU and the European Parliament amended the Fourth Anti-Money Laundering Directive (the Directive), publishing the amending Directive (EU) No 2018 / 843 (5th AMLD).
The 5th AMLD brought in increased corporate transparency rules, introduced the application of AML rules to firms providing services associated with virtual currencies and further extended enhanced due diligence (EDD) requirements to all transactions with natural persons or legal entities established in third countries identified as high-risk countries (HRTCs) pursuant to Article 9(2) of the Directive.
The UK government transposed the Directive into UK law on 20 December 2019, amending the UK’s Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs) through the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. The latter came into effect on 10 January 2020 and, among other changes, introduced a requirement to report beneficial ownership discrepancies to Companies House. Further amendments to the MLRs were made by the Money Laundering and Terrorist Financing (Amendment) (EU Exit) Regulations 2020.
On 25 March 2021, HM Treasury published a new statutory instrument, The Money Laundering and Terrorist Financing (Amendment) (High Risk Countries) Regulations 2021 amending the MLRs by replacing references to the European Commission's list of HRTCs (in respect of which EDD and additional specific EDD measures must be taken under the MLRs) with a UK list identified in a new Schedule 3ZA to the MLRs. This was the first exercise of the powers in section 49 of the Sanctions and Anti-Money Laundering Act 2018 (SAMLA). The UK list of HRTCs came into force on 26 March 2021 and has since been amended though separate statutory instruments that came into force on 13 July and 2 November reflecting changes to the Financial Action Task Force (FATF) list of jurisdictions under increased monitoring.
In July 2021, the UK government launched two consultations on the MLRs (as amended). The first targeted specific changes to align the UK’s AML/CTF regime with recent amendments to FATF standards and introduce certain technical changes. The second was a 'Call for Evidence' examining the effectiveness and future state of the UK’s AML/CTF regime. Both consultations closed in October, with legislation and a government consultation response set to emerge in 2022.
To ensure regulatory continuity post-Brexit, the government introduced SAMLA to provide a legal framework through which it can impose and update sanctions following UK departure from the EU. SAMLA grants the UK government the ability to introduce statutory instruments to enable compliance with United Nations (UN) sanctions and other international obligations, and to meet defined discretionary purposes such as promoting national and international peace and security. SAMLA broadly mirrors the EU sanctions regime but enables the UK to act independently by imposing sanctions regulations swiftly without the need to reach a consensus with other EU member states. To that effect, the UK government introduced the Global Anti-Corruption Sanctions Regulation 2021 which allows the UK government to designate entities and individuals profiting from bribery and misappropriation of state funds from any country outside the UK. Separately, the Money Laundering and Transfer of Funds (Information) (Amendment) (EU Exit) Regulations 2019 were enacted to ensure that the UK’s AML Regime has continued to operate effectively now that the UK has ceased to be a member of the EU.
The possibility of near-term divergence from EU law has been reduced by the FCA's Temporary Transitional Power. Under this, a standstill direction has been issued which stipulates that until 31 March 2022 and in terms of certain regulatory obligations, firms can continue to comply with the legal framework in place in the UK immediately before 31 December 2020. Financial crime legislation is covered by the standstill direction.
The US government has continued to actively apply and enforce sanctions against individuals, entities and countries. Although Santander UK is not a US person, US sanctions may be applicable to certain of Santander UK’s dealings that implicate US sanctions jurisdiction (for example, dealings that involve a US person or that are conducted in US dollars). Further, Santander UK proactively assesses US sanctions activity to understand broader global sanctions risks. US sanctions are subject to change without warning and may affect Santander UK’s ability to transact with certain individuals and entities and to operate in certain jurisdictions. For instance, primary and secondary sanctions against Iran were re-introduced in November 2018, following the US withdrawal from the Joint Comprehensive Plan of Action (JCPOA). In May 2021, the current US administration initiated negotiations to rejoin the JCPOA and bring Iran back into compliance with the nuclear deal, which could result in the lifting of some US sanctions against Iran, although the outcome of those negotiations, and their effect on US sanctions against Iran, remain uncertain. The UK, EU and US also use sanctions to respond to human rights abuses and corruption and have designated persons and entities in Belarus, Russia and China for allegedly engaging in such activity. In connection with ongoing geopolitical events involving Russia and Ukraine, the US, UK and EU have adopted new, additional and/or enhanced sanctions against Russia, Belarus and certain regions of Ukraine, and there may be additional changes to applicable sanctions as the situation further develops.
The banking sector in the UK continues to be subject to the Suspicious Activity Reporting (SAR) regime laid out in the Proceeds of Crime Act 2002. The regime is one of the key tools to inform law enforcement agencies and the National Crime Agency of suspicious (potentially money laundering or terrorist financing) activity. In 2018, the UK government asked the Law Commission to conduct a review of the legislation underpinning the regime. The review was completed in July 2019 and concluded that the breadth of the legal framework, including the pressure to submit SARs that is driven by individual criminal liability for failing to submit one when ‘suspicious’, means that the SARs regime suffers from very large reporting volumes.
The UK’s SARs Reform Programme, which operates within the confines of the government’s Economic Crime Plan 2019-2022, is exploring how banks could, together with government, target their joint efforts to produce and act quickly on higher value intelligence, thereby acting on some of the Law Commission’s findings. A targeted Home Office consultation was issued in November 2021 and seeks to introduce legislation to (among other changes) allow certain SARs to not be submitted where money laundering risk and law enforcement interests justify doing so. Anti-corruption is expected to be a key feature of the Government's approach on economic crime in the future, as well as being a topic of global focus. This follows on from the focus on anti corruption from the US administration, as part of President Biden's 'Protecting Democracy' summit on 9 -10 December 2021.

Annual Report 2021	Santander UK Group Holdings plc 315

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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

Annual Report 2021	Santander UK Group Holdings plc 316

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
The following activities are disclosed in response to Section 13(r) with respect to the Banco Santander group and its affiliates. During the period covered by this report:
(a) Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2021 were negligible relative to the overall profits of Banco Santander SA.
(b) Santander Consumer Finance, SA holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the SDGT sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by Santander Consumer Bank, SA on these accounts in the year ended 31 December 2021.
(c) Santander Brasil holds a blocked account for a customer with domicile in Brazil designated by the US under the SDGT sanctions programme. The relationship with the customer preceded its designation under the sanctions programme. Revenues and profits generated by Santander Brasil on this account in the year ended 31 December 2021 were negligible relative to the overall profits of Banco Santander SA.
(d) The Banco Santander group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the SDGT sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the period covered by the report which were negligible relative to the overall revenues and profits of Santander UK and the Banco Santander group in the year ended 31 December 2021. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Annual Report 2021	Santander UK Group Holdings plc 317

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
Under the NYSE corporate governance standards, independent Directors must comprise a majority of the Board. As at 31 December 2021, our Board was comprised of a Chair, (who is also a Non-Executive Director), two Executive Directors and four Non-Executive Directors. The Chair, William Vereker, and two of the other Non-Executive Directors, (Ed Giera and Chris Jones), were independent as defined in the NYSE corporate governance standards. The other two Non-Executive Directors (Antonio Simoes and Pamela Walkden) were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA. Lisa Fretwell was appointed as an independent Non-Executive Director, on 1 January 2022.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2021, the following Directors made up the Board Nomination Committee: William Vereker (Chair), Ed Giera and Pamela Walkden. Two of the Directors were independent according to NYSE corporate governance standards. The other Director (Pamela Walkden) was not independent according to NYSE corporate governance standards as she is a representative of the ultimate parent company, Banco Santander SA.
In addition, the Board is responsible for monitoring the effectiveness of the Company’s governance practices and making changes as needed to ensure the alignment of the Company’s governance system with current best practices. The Board monitors and manages potential conflicts of interest of management, Board members, shareholders, external advisers and other service providers, including misuse of corporate assets and abuse in related party transactions.
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2021, the following Directors were on the Board Remuneration Committee: Chris Jones and Ed Giera. Both Directors were independent Non-Executive Directors according to NYSE corporate governance standards.
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2021, the Board Audit Committee was made up of two Non-Executive Directors: Chris Jones (Chair) and Ed Giera. Both members were independent in 2021 as defined in Rule 10A-3. Whilst the Board Audit Committee was comprised of two members in 2021, the NYSE corporate governance standards require a minimum of three members. Lisa Fretwell was appointed as an independent Non-Executive Director on 1 January 2022.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board considered feedback gained from the 2021 performance evaluations, which concluded that the performance of the Board and its Committees continues to be effective.
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

Annual Report 2021	Santander UK Group Holdings plc 318

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Other information
Designated agent
The designated agent for service of process on Santander UK in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York.
Trustee/paying agent
The names and addresses of the Trustee/paying agent for each class of security registered with the US Securities and Exchange Commission (the SEC) are set out below:
–Senior: Citibank, N.A., 388 Greenwich Street, New York, New York 10013, United States
–Subordinated: Citibank, N.A., 388 Greenwich Street, New York, New York 10013, United States
–Capital: Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, New York 10286
Documents on display
The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and other related documents with the SEC, and which may be accessed at the SEC's website. Information on the operation of the public reference rooms can be obtained by calling the SEC on +1-202-551-8090 or by looking at the SEC’s website. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with it. This is accessible at www.sec.gov.
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2021 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.
Legal proceedings
We are party to various legal proceedings in the ordinary course of business. See Notes 29 and 31 the Consolidated Financial Statements.
Material contracts
We are party to various contracts in the ordinary course of business. For the two years ended 31 December 2021, there have been no material contracts entered into outside the ordinary course of business.
Audit fees
See Note 7 to the Consolidated Financial Statements.
Accounting developments under IFRS
See Note 1 to the Consolidated Financial Statements.
Share capital
Details of the Company’s share capital are set out in the Notes to the Consolidated Financial Statements.
Major shareholders
At 31 December 2021, the Company was a subsidiary of Banco Santander SA and Santusa Holding SL. On 23 September 2013, the Company was incorporated with the issuance of two ordinary shares of £1 each which formed the initial share capital of the Company and were held by Banco Santander SA from 11 December 2013. On 10 January 2014, pursuant to a Board resolution dated 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to Banco Santander SA and Santusa Holding SL in exchange for acquiring all of the ordinary shares of Santander UK plc. . On 24 March 2015, the Company cancelled and extinguished 4,207,503,002 ordinary shares. On 25 March 2015, the Company became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc.
Exchange controls
There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors below.

Annual Report 2021	Santander UK Group Holdings plc 319

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Additional balance sheet analysis
SECURITIES
Securities are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial assets at fair value through profit or loss:		—	—
- Other financial assets at fair value through profit or loss	12	163	242
Financial assets at amortised cost:		—	—
- Other financial assets at amortised cost	17	506	1,163
Financial assets at fair value through other comprehensive income	18	5,833	8,929
		6,502	10,334

Debt securities at amortised cost - Yields
The following table shows the weighted average yields for debt securities not held at fair value at 31 December 2021.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	%	%	%	%	%
Weighted average yield
– Debt securities at amortised cost	—	4.43	—	1.42	1.98

Weighted average yield is calculated using Total clean price x yield for each maturity bucket / Total clean price for each maturity bucket

LOANS AND ADVANCES TO BANKS
Loans and advances to banks are classified in the consolidated balance sheet as financial assets at amortised cost and include loans and advances to banks classified as reverse repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial assets at amortised cost:		—	—
- Loans and advances to banks		1,420	2,004
- Reverse repurchase agreements - non trading	16	447	1,258
		1,867	3,262

Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2021.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Fixed interest rate	858	—	—	—	858
Variable interest rate	1,001	—	8	—	1,009
	1,859	—	8	—	1,867

Annual Report 2021	Santander UK Group Holdings plc 320

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers are classified in the consolidated balance sheet as financial assets at fair value through profit or loss, financial assets at amortised cost (including loans and advances to customers classified as reverse repurchase agreements – non trading) and financial assets at fair value through other comprehensive income. Reverse repurchase agreements represent business with professional non-bank customers as part of the liquidity risk management function. The balances below are stated before deducting impairment loss allowances and RV and voluntary termination provisions.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial assets at fair value through profit or loss:		—	—
- Other financial assets at fair value through profit or loss	12	514	592
Financial assets at amortised cost:		—	—
- Loans and advances to customers	13	214,378	212,178
- Reverse repurchase agreements - non trading	16	12,236	18,341
Financial assets at fair value through other comprehensive income	18	18	21
		227,146	231,132

Maturity analysis
The following table shows Financial assets at amortised cost: Loans and advances to customers by maturity at 31 December 2021. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Loans secured on residential properties	1,417	7,580	21,848	147,194	178,039
Corporate loans	3,297	9,800	3,043	3,142	19,282
Finance leases	1,713	2,195	6	2	3,916
Other unsecured advances	3,379	4,619	1,277	130	9,405
Accrued interest and other adjustments	16	58	83	499	656
Amounts due from immediate parent	—	—	—	—	—
Amounts due from fellow subsidiaries, associates and joint ventures	1,642	1,438	—	—	3,080
Loans and advances to customers	11,464	25,690	26,257	150,967	214,378

We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
Interest rate sensitivity
The following table shows the interest rate sensitivity of Financial assets at amortised cost: Loans and advances to customers due after one year at 31 December 2021.

	Fixed rate	Variable rate	Total
	£m	£m	£m
Loans secured on residential properties	150,158	27,881	178,039
Corporate loans	3,921	15,361	19,282
Finance leases	3,864	52	3,916
Other unsecured advances	7,002	2,403	9,405
Accrued interest and other adjustments	512	144	656
Amounts due from immediate parent	—	—	—
Amounts due from fellow subsidiaries, associates and joint ventures	—	3,080	3,080
Loans and advances to customers	165,457	48,921	214,378

Annual Report 2021	Santander UK Group Holdings plc 321

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

SUMMARY OF LOAN LOSS EXPERIENCE
Loans accounted for on a non-accrual basis are credit impaired loans. We define a loan as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt they can keep up with their payments i.e. they are unlikely to pay. We classify credit impaired loans as Stage 3. For details of loans classified as Stage 3, see the ‘Credit risk’ section of the Risk review. Interest income on financial assets that have become credit-impaired (or Stage 3) is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision).
In 2021 and 2020 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI. As a result, the following tables present Loans and Advances to customers only.
The following tables show additional ratios and the components used in their calculation for the years ended 31 December 2021, 2020, and 2019.

	2021	2020
	£m	£m
Allowance for credit losses to total loans	0.43%	0.62%
Allowance for credit losses	900	1,300
Total loans outstanding	210,600	210,400
Non-accrual loans to total loans	1.38%	1.38%
Non-accrual loans outstanding	2,900	2,900
Total loans outstanding	210,600	210,400
Allowance for credit losses to non-accrual loans	31.03%	44.83%
Allowance for credit losses	900	1,300
Non-accrual loans outstanding	2,900	2,900

	2021	2020	2019
	£m	£m	£m
Loans secured on residential properties	—%	—%	—%
Net charge-off during the period	5	14	14
Average amount outstanding	174,064	167,867	161,947
Corporate loans	—%	—%	—%
Net charge-off during the period	58	73	67
Average amount outstanding	21,876	25,757	27,431
Finance leases	—%	—%	1.00%
Net charge-off during the period	25	25	34
Average amount outstanding	5,235	6,409	6,543
Other unsecured advances	1.00%	2.00%	2.00%
Net charge-off during the period	103	141	134
Average amount outstanding	9,787	8,679	7,371
Amounts due from immediate parent	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	—	—	—
Amounts due from fellow subsidiaries and joint ventures	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	2,665	2,227	2,101
Loans and advances to customers	—%	—%	—%
Net charge-off during the period	191	253	249
Average amount outstanding	227,720	231,885	222,726

Discussion of the factors driving material changes in the ratios above or their components
The factors driving significant changes are discussed as follows:
–Allowance for credit losses, exposures, expected credit losses, Stage 3 exposures and related ratios at a consolidated Santander UK group level can be found in the commentary sections in 'Credit performance', 'Credit quality' 'Stage 2 analysis' in 'Santander UK group level - credit risk review' in the Risk review
–More detailed discussion by business segment can be found in the 'Retail Banking: Homes - credit risk review', 'Retail Banking: Everyday Banking - credit risk review', 'Corporate & Commercial Banking - credit risk review' and 'Corporate Centre - credit risk review' sections of the Risk review.

Annual Report 2021	Santander UK Group Holdings plc 322

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

DEPOSITS BY CUSTOMERS
Deposits by customers are classified in the consolidated balance sheet as other financial liabilities at fair value through profit or loss and include deposits by customers classified as repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial liabilities at fair value through profit or loss:
- Other financial liabilities at fair value through profit or loss	22	243	377
Financial liabilities at amortised cost:		—	—
- Deposits by customers	23	192,914	193,088
- Repurchase agreements - non trading	25	7,573	9,490
		200,730	202,955

The following table shows the average balances and interest rates for deposits by customers by product for the years ended 31 December 2021, 2020, and 2019.

	2021		2020		2019
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	177,508	0.12%	165,425	0.40%	155,669	0.70%
Time deposits	12,199	0.92%	17,685	1.18%	17,877	1.24%
Other deposits	13,347	0.03%	9,985	0.39%	18,931	0.82%
Total average balance	203,054	0.16%	193,095	0.47%	192,477	0.76%
Calculated using monthly data.
The UK's statutory fund of last resort for customers of authorised financial services firms is the Financial Services Compensation Scheme (FSCS). The FSCS can pay compensation to customers if a PRA authorised firm is unable, or likely to be unable to pay claims against it for example by depositors.
The following table shows the amounts of insured and uninsured total deposits and time deposits excluding intercompany deposits at 31 December 2021. The table also shows the amount of time deposits that are uninsured, either because they exceed FSCS compensation limits or because they are otherwise uninsured.

	2021	2020
	£m	£m
Insured deposits	128,472	127,060
Uninsured deposits	63,292	64,714
Total deposits	191,764	191,774
of which:
Insured time deposits	5,683	8,943
Uninsured time deposits	5,258	6,703
– Excess over guaranteed limit	1,988	2,489
– Otherwise uninsured	3,270	4,214
Total time deposits	10,941	15,646

The following table shows the maturity of uninsured time deposits at 31 December 2021.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by customers	2,147	799	1,219	1,093	5,258

The following table provides details of the deposit insurance scheme that applies to these deposits.

Guarantee fund	Definition
Financial Services Compensation Scheme (FSCS)	The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).
Isle of Man and Jersey Bank Depositor Compensation Schemes (DCSs)	The Isle of Man branch of the Company is a participant in the Isle of Man Depositors’ Compensation Scheme and the Jersey branch of the Company is a participant in the Jersey Bank Depositors Compensation Scheme. These DCSs are independent statutory compensation funds for customers of Isle of Man and Jersey banks and pay compensation if a bank is unable to pay claims against it. The DCSs are funded, if and when required, by contributions from covered banks in the Isle of Man or Jersey that are participants in the DCSs.

Annual Report 2021	Santander UK Group Holdings plc 323

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

DEPOSITS BY BANKS
Deposits by banks are classified in the consolidated balance sheet as financial liabilities at amortised cost and include deposits by banks classified as repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial liabilities at amortised cost:		—	—
- Deposits by banks	24	33,862	20,973
- Repurchase agreements - non trading	25	4,145	6,358
		38,007	27,331

The following table shows the average balances of and interest rates for deposits by banks for the years ended 31 December 2021, 2020, and 2019.

		2021		2020		2019
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Deposits by banks	27,387	0.08	27,631	0.27	17,251	0.85
(1)Calculated using monthly data.
At 31 December 2021 deposits by foreign banks were 1,179 (2020: 1,763, 2019: 3,289).
All bank deposits are uninsured as the FSCS does not cover financial institutions.
The following table shows the maturity of uninsured deposits by banks at 31 December 2021.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by banks	6,078	21	—	31,908	38,007

Annual Report 2021	Santander UK Group Holdings plc 324

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

INTEREST RATE SENSITIVITY(1)
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
Changes in net interest income – volume and rate analysis
The following table shows changes in interest income, interest expense and net interest income, and is presented using asset and liability classifications in the Consolidated Balance Sheet. It allocates the effects between changes in volume and changes in rate. Volume and rate changes have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The changes caused by movements in both volume and rate have been allocated to rate changes.

			2021/2020			2020/2019
		Changes due to increase/(decrease) in			Changes due to increase/(decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	(149)	(87)	(62)	(438)	218	(656)
of which reverse repurchase agreements	(62)	(26)	(36)	(73)	16	(89)
Loans and advances to banks	(29)	21	(50)	(173)	47	(220)
of which reverse repurchase agreements	(21)	(18)	(3)	(53)	(34)	(19)
Debt securities and other interest earning assets	(63)	(51)	(12)	(190)	(94)	(96)
Assets designated at FVOCI	—	—	—	—	—	—
Total interest income	(241)	(117)	(124)	(801)	171	(972)
Interest expense
Deposits by customers - demand	(442)	48	(490)	(425)	68	(493)
Deposits by customers - time	(97)	(65)	(32)	(13)	(2)	(11)
Deposits by customers - other	(37)	15	(52)	(80)	28	(108)
of which repurchase agreements	(23)	10	(33)	(71)	23	(94)
Deposits by banks	(22)	(1)	(21)	(87)	1	(88)
of which repurchase agreements	(17)	(11)	(6)	(12)	(3)	(9)
Debt securities	(207)	(167)	(40)	(252)	(61)	(191)
Commercial paper	(35)	2	(37)	(72)	(2)	(70)
Subordinated liabilities	(19)	(30)	11	(26)	(18)	(8)
Other interest-bearing financial liabilities	2	(3)	5	—	—	—
Total interest expense	(857)	(201)	(656)	(955)	14	(969)
Net interest income	616	84	532	154	157	(3)
(1) 2020 and 2019 have been restated to reflect the presentation of discontinued operations, as set out in Note 43 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK Group Holdings plc 325

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present average balance sheets below, using asset and liability classifications from the Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2021			2020			2019
	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers(2)	227,720	4,713	2.07	231,885	4,862	2.10	222,726	5,300	2.38
of which reverse repurchase agreements	14,378	28	0.19	20,113	90	0.45	18,269	163	0.89
Loans and advances to banks	46,416	61	0.13	37,506	90	0.24	31,807	263	0.83
of which reverse repurchase agreements	1,138	7	0.62	3,056	28	0.92	5,288	81	1.53
Debt securities and other interest earning assets	8,174	56	0.69	14,330	119	0.83	20,582	309	1.50
Total average interest-earning assets, interest income	282,310	4,830	1.71	283,721	5,071	1.79	275,115	5,872	2.13
Credit impairment loss allowances and RV & VT provisions	(1,325)	—	—	(1,071)	—	—	(770)	—	—
Derivatives and other non-interest-earning assets	10,738	—	—	13,849	—	—	14,332	—	—
Other financial assets at FVTPL	765	—	—	896	—	—	1,783	—	—
Total average assets	292,488	—	—	297,395	—	—	290,460	—	—
Liabilities
Deposits by customers - demand	(177,508)	(218)	0.12	(165,425)	(660)	0.40	(155,669)	(1,085)	0.70
Deposits by customers - time	(12,199)	(112)	0.92	(17,685)	(209)	1.18	(17,877)	(222)	1.24
Deposits by customers - other	(13,052)	(4)	0.03	(9,525)	(41)	0.43	(7,743)	(121)	1.56
of which repurchase agreements	(9,036)	(3)	0.03	(6,499)	(26)	0.40	(5,233)	(97)	1.85
Deposits by banks	(26,915)	(23)	0.09	(27,313)	(45)	0.16	(27,130)	(132)	0.49
of which repurchase agreements	(3,341)	—	—	(10,353)	(17)	0.16	(11,459)	(29)	0.25
Debt securities	(30,774)	(364)	1.18	(43,487)	(571)	1.31	(46,961)	(823)	1.75
Commercial paper	(6,013)	(8)	0.13	(5,717)	(43)	0.75	(5,820)	(115)	1.98
Subordinated liabilities	(2,076)	(92)	4.43	(2,846)	(111)	3.90	(3,284)	(137)	4.17
Other interest-bearing liabilities	(308)	(12)	3.90	(462)	(10)	2.16	(453)	(10)	2.21
Total average interest-bearing liabilities, interest expense	(268,845)	(833)	0.31	(272,460)	(1,690)	0.62	(264,937)	(2,645)	1.00
Derivatives and other non interest-bearing liabilities	(5,579)	—	—	(6,381)	—	—	(6,740)	—	—
Other financial liabilities at FVTPL	(1,050)	—	—	(1,589)	—	—	(2,076)	—	—
Equity	(17,014)	—	—	(16,965)	—	—	(16,707)	—	—
Total average liabilities and equity	(292,488)	—	—	(297,395)	—	—	(290,460)	—	—
(1) Average balances are based on monthly data.
(2) Loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.

Margin and average spread

	2021	2020	2019
	%	%	%
Interest spread(1)	1.40	1.17	1.13
Net interest margin(2)	1.42	1.19	1.17
Average spread(3)	105	104	104
(1) Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(2) NIM is calculated as net interest income divided by average interest earning assets
(3) Average spread is the ratio of average interest-earning assets to interest-bearing liabilities

Annual Report 2021	Santander UK Group Holdings plc 326

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

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
UK taxation on capital gains
Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However, if you are either:
–An individual who is not resident in the UK or
–A company which is not resident in the UK,
you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).
UK inheritance tax
Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is:
–Domiciled for the purposes of the convention in the US and
–Is not for the purposes of the convention a national of the UK will not be subject to UK inheritance tax on:
–The individual’s death or
–On a gift of the shares during the individual’s lifetime.
The exception is if the shares are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

Annual Report 2021	Santander UK Group Holdings plc 327

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Glossary of financial services industry terms

Term	Definition
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Adjusted cost to income ratio	Adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of adjusted total operating income.
Adjusted RoTE	The adjusted profit after tax attributable to equity holders of the parent divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and intangible assets.
Alternative performance measures (APMs)	A financial measure of historical or future financial performance, financial position or cashflows, other than a financial measure defined or specified under International Financial Reporting Standards.
Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
Asset Backed Securities (ABS)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.
UK Bank Levy	The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.
Banking NIM	Banking net interest margin. Net interest income divided by average gross customer assets.
Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.
Basis point (bp)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail Banking, serving enterprises with a turnover of up to £6.5m per annum.
Colleague engagement	Colleague engagement is measured on annual basis in the Group Engagement Survey (GES), conducted by Mercer for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high performing firms.
Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.
Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital	The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET1 capital ratio is CET1 capital as a percentage of risk-weighted assets.
CET1 capital ratio	CET1 capital as a percentage of risk weighted assets.
Consumer Finance	Provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporate Centre	Provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
Corporate & Commercial Banking (CCB)	Provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
Cost of risk	Cost of risk is credit impairment charge for the 12-month period as a percentage of average gross customer loans. This is a useful measure of the relationship between the size of the credit impairment charge and the book size which investors use as a proxy to compare relative credit risk.
Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.
Credit Default Swap (CDS)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Annual Report 2021	Santander UK Group Holdings plc 328

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Term	Definition
Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.
Customer funding gap	Customer loans less customer deposits.
Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.
Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.
Debt securities in issue	Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds, and medium-term notes.
Default	Financial assets in default represent those that are at least 90 days past due in respect of principal or interest and/or where the assets are otherwise considered to be unlikely to pay, including those that are credit impaired.
Default at proxy origination	IFRS 9 requires us to compare lifetime probability of default at origination with our view of lifetime probability of default now. If we do not have data at origination then a proxy origination is defined.
Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.
Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer's obligation can be more or less than its contributions to the fund.
Defined contribution plan	A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer's obligation is limited to its contributions to the fund.
Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.
Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app(s) (Retail Mobile includes SanWallet & OnePayFX) at least once in the month.
Distributable items	Equivalent to distributable profits under the Companies Act 2006.
Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.
Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.
Energy performance certificate (EPC)	A scheme to summarise the energy efficiency of buildings and apply a rating between A – G.
Everyday Banking	Provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
Expected credit loss (ECL)	Represents what the credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk since origination.
Expected loss	The product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality.
Exposure at default (EAD)	The maximum loss that a financial institution might suffer if a borrower, counterparty or group defaults on their obligations or assets and off-balance sheet positions have to be realised.

Annual Report 2021	Santander UK Group Holdings plc 329

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Term	Definition
Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.
Financial Conduct Authority (FCA)	The Financial Conduct Authority is a financial regulatory body in the United Kingdom.
Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme is the UK's statutory deposit insurance and investors compensation scheme for customers of authorised financial services firms.
Financially empowered people	The number of people we are supporting who are unbanked, underbanked or in a situation of vulnerability to get access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
First / Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.
Follow-on Rate (FoR)	A mortgage product that tracks and is directly linked to the Bank of England base rate.
Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.
Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).
Government lending schemes
Lending provided by banks with some element of government guarantee, including Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS).

Homes	Homes provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios.
Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.
Impairment loss allowance (Loan loss allowance)	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for an expected credit loss in the lending book. An impairment loss allowance may be either individual or collective.
Impairment losses	For 2017 and prior periods, the IAS 39 definition of impairment losses applies. This is superseded by the IFRS 9 definition of credit impairment losses. The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.
Individually assessed loan impairment provisions	Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.
Internal Capital Adequacy Assessment Process (ICAAP)	The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.
Internal Liquidity Adequacy Assessment Process (ILAAP)	The Santander UK group’s own assessment of the prudent level of liquidity that is consistent with the Santander UK group’s LRA. It documents and demonstrates the Santander UK group’s overall liquidity adequacy – an appropriate level of liquid resources, a prudent funding profile and comprehensive management and control of liquidity and funding risks.
Internal ratings-based approach (IRB)	The Santander UK group's method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.
International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles-based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.

Annual Report 2021	Santander UK Group Holdings plc 330

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Term	Definition
Level 1	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.
Level 2	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.
Level 3	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.
Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.
Liquidity Coverage Ratio (LCR)	The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.
LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high-quality liquid assets. The LCR eligible liquidity pool also covers both Pillar 1 and Pillar 2 risks.
Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.
Loss Given Default (LGD)	The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
Loyal customers	Loyal customers are defined as primary banking current account customers who hold an additional product.
Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
Medium-Term Funding (MTF)	Shown at a sterling equivalent value. Consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received from the Bank of England’s Funding for Lending Scheme (FLS) or Term Funding Scheme (TFS).
Medium-Term Notes (MTNs)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
Minimum requirement for own funds and eligible liabilities (MREL)	A requirement under the Bank Recovery and Resolution Directive for EU resolution authorities to set a minimum requirement for own funds and eligible liabilities for banks, implementing the Financial Stability Board’s Total Loss Absorbing Capacity (TLAC) standard. The purpose of MREL is to help ensure that when banks, building societies and investment firms fail, that failure can be managed in an orderly way while minimising risks to financial stability, disruption to critical economic functions, and risks to public funds.
Mortgages	Refers to residential and buy to let retail mortgages only and excludes social housing and commercial mortgage properties.
Mortgage-Backed Securities (MBS)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.
Net fee and commission income	Fee and commission income minus other fees paid that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.
Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.
Net Promoter Score – Business and corporate	Measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone-based survey designed to monitor usage and attitude of UK businesses towards banks. Structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates and are weighted by region and turnover to be representative of businesses in Great Britain.
Net Promoter Score – Retail	The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, IPSOS MORI based on mortgages, savings, main current accounts, home insurance, UPLs and credit cards.

Annual Report 2021	Santander UK Group Holdings plc 331

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Term	Definition
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one-year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Over the counter (OTC) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
People Supported	People supported through our charity partnerships and sponsored programmes. Employee volunteer activities are organised through our flagship Discovery Project programme, the Santander Foundation and Santander Universities.
Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements. This is 8% of the bank's risk-weighted assets.
Pillar 2	The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.
Pillar 3	The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.
Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.
Prime / prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.
Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
Prudential Regulation Authority (PRA)	The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.
Regulatory capital	The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.
Repurchase agreement (Repo)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller's perspective such agreements are securities sold under repurchase agreements (repos) and from the buyer's securities purchased under commitments to resell (reverse repos).
Residential Mortgage-Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal).
Retail deposit spread	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.
Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Annual Report 2021	Santander UK Group Holdings plc 332

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Term	Definition
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
SME 1
SME 1 supports any business with turnover of up to £6.5m who have up to 2 Directors/Shareholders/Partners or who have simple banking needs such as current account, savings or unsecured lending of up to £25,000,

Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12-month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see 'IRB' above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.
Stress testing	Stress testing is a management tool that facilitates a forward-looking perspective on risk management, strategic planning, capital, and liquidity and funding planning.
Structured entity	An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.
Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
Standard Variable Rate (SVR)	A mortgage product managed by Santander and not directly linked to the Bank of England base rate.
Term Funding Scheme with additional incentives for SMEs (TFSME)	The TFSME allows eligible banks and building societies to access four-year funding at rates very close to Bank Rate.
Tier 1 capital	A measure of a bank's financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue but is subject to a deduction in respect of material holdings in financial companies.
Tier 2 capital	Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.
Top 10 company to work for	In line with Banco Santander’s aspiration, we will aim to achieve the accreditation of a Top 10 company to work for, as measured by an industry-wide benchmarking survey, over the medium-term.
Total loss absorbing capacity (TLAC)	An international standard for TLAC issued by the Financial Stability Board, which requires global systemically important banks (G-SIBs) to have sufficient loss-absorbing and recapitalisation capacity available in resolution, to minimise impacts on financial stability, maintain the continuity of critical functions and avoid requiring taxpayer support.
Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance, TFS and noncustomer deposits. Total wholesale funding excludes any collateral received as part of the FLS.
Trading book	Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.
Unencumbered assets	Assets on our balance sheet not used to secure liabilities or otherwise pledged.
UK leverage ratio	CRD IV end-point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014. In July 2016, the definition was amended to exclude from the calculation for total exposure those assets held against central banks that are matched by deposits in the same currency and of equal or longer maturity. This is a key prudential regulatory measure which provides useful information to investors.
Value at Risk (VaR)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.
Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.
Write-down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Annual Report 2021	Santander UK Group Holdings plc 333

Strategic Report	Governance	Risk review	Financial review	Financial statements	Shareholder information

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	299
4	Information on the Company	History and development of the company	1, 70, 216, 218, 247, 285, 319
		Business overview	7, 32, 57, 71, 128, 130, 143, 149, 183, 193, 231, 264, 314
		Organisational structure	70, 161, 247, 294
		Property, plant and equipment	194, 222, 251 (Note 21)
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	153, 155, 192, 195, 281, 299
		Liquidity and capital resources	153, 158, 160, 161, 162, 167, 195, 194, 204, 216
		Research and development, patents and licenses, etc.	71
		Trend information	7, 9, 22, 192, 299
		Critical accounting estimates	Not applicable
6	Directors, Senior Management and Employees	Directors and senior management	34, 69
		Compensation	59, 65, 194, 221 (Note 1), 255 (Note 30)
		Board practices	37, 49, 59, 62, 64, 69, 268 (Note 38)
		Employees	2, 16, 70, 234, 235
		Share ownership	71, 267 (Note 37), 269 (Note 39)
7	Major Shareholders and Related Party Transactions	Major shareholders	319
		Related party transactions	128, 268 (Note 38), 269 (Note 39)
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	204, 213, 254 (Note 29), 260 (Note 31), 316
		Significant Changes	70, 283 (Note 44)
9	The Offer and Listing		*
10	Additional Information	Share capital	*
		Memorandum and articles of association	316
		Material contracts	319
		Exchange controls	319
		Taxation	327
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	319
		Subsidiary Information	*
11	Quantitative and Qualitative Disclosures about Market Risk		153
12	Description of Securities Other Than Equity Securities		*
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		71, 72
16A	Audit Committee financial expert		55, 318
16B	Code of Ethics		73
16C	Principal Accountant Fees and Services		49, 53, 235 (Note 7)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		318
16H	Mine Safety Disclosure		Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable
PART III
17	Financial Statements		Not applicable
18	Financial Statements		213
19	Exhibits		Filed with SEC
* Not required for an Annual Report.

Annual Report 2021	Santander UK Group Holdings plc 334

EXHIBIT INDEX

Exhibits[1]
1.1
Articles of Association of Santander UK Group Holdings plc (incorporated by reference to Exhibit 1.1 to Santander UK Group Holdings plc’s Form 20-FR filed with the Securities and Exchange Commission on 10 August 2015)

2.1	Description of the Registrant’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
8.1
List of Subsidiaries of Santander UK Group Holdings plc - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries, joint ventures and associates’ in the Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in Note 19 ‘Interests in other entities’ in the Financial Statements section of the Form 20-F.

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

1    Documents concerning Santander UK Group Holdings plc referred to within the Annual Report on Form 20-F 2021 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, its principal executive offices and registered address.

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Nathan Bostock
Nathan Bostock
Chief Executive Officer
Dated: 7 March, 2022