Form 20-F
period 2023-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2024-03-05
CIK 1649373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Lee Grant
2 Triton Square, Regent’s Place, London NW1 3AN, England
Tel: +44 (0) 800 085 1491
E-mail: lee.grant@santander.co.uk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
1.089% Fixed Rate/Floating Rate Notes due 2025	SAN/25C	New York Stock Exchange
1.532% Fixed Rate Resetting Notes due 2026	SAN/26	New York Stock Exchange
1.673% Fixed Rate/Floating Rate Notes due 2027	SAN/27A	New York Stock Exchange
3.823% Fixed Rate/Floating Rate Notes due 2028	SAN/28	New York Stock Exchange
2.896% Fixed Rate/Floating Rate Notes due 2032	SAN/32	New York Stock Exchange
2.469% Fixed Rate/Floating Rate Notes due 2028	SAN/28A	New York Stock Exchange
6.833% Fixed Rate/Floating Rate Notes due 2026	SAN/28B	New York Stock Exchange
6.534% Fixed Rate/Floating Rate Notes due 2029	SAN/29B	New York Stock Exchange
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
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

Becoming a digital bank with a human touch
Santander UK Group Holdings plc – Annual Report 2023
The Strategic Report outlines the key
elements of the Annual Report and
provides context for the related financial
statements.
It is also designed to help members of the Company assess how the Directors have performed their duty under section 172 of the Companies Act 2006. The report highlights key financial and non-financial metrics which help to explain our performance over the past year. It also highlights the external environmental factors affecting the business along with Santander UK’s position in the UK banking market.
By Order of the Board.
William Vereker
Chair, 29 February 2024
Important information for readers
Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively
Santander UK or the Santander UK group) operate primarily in the UK, and are part of
Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc and Santander Financial Services plc are regulated by the UK Prudential Regulation
Authority (PRA) and the Financial Conduct Authority (FCA). Certain other companies in the Santander UK group are regulated by the FCA and the PRA. This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See
Forward-looking statements on page 256.
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31
December 2023 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F.
The Company is the immediate parent company of Santander UK plc. The two companies operate on the basis of a unified business strategy, albeit the principal business activities of the Santander UK group are carried on by Santander UK plc and its subsidiaries
(the Santander UK plc group). The Board and Committees of the two companies run substantially simultaneously to ensure efficiency and effectiveness, whilst ensuring the independence and autonomy of Santander UK plc, our ring-fenced bank, are protected.
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

About this report

Annual Report 2023	Santander UK Group Holdings plc 1

Our reporting suite

Quarterly Management Statement To read more visit santander.co.uk/about-santander/investor- relations	Investor Update To read more visit santander.co.uk/about-santander/ investor-relations

ESG Supplement To read more visit santander.co.uk/sustainability	Pay Gap Report To read more visit santander.com/en/careers/uk- careers/we-care-about-you
ACCESS OUR FULL REPORTING SUITE AT SANTANDER.CO.UK

At all times, we aim to treat all our
stakeholders fairly and meet our
environmental responsibilities.
Information to demonstrate this
commitment has been included
in the Strategic Report and our
ESG Supplement.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

About this report continued

Annual Report 2023	Santander UK Group Holdings plc 2

Navigating this report

Customers

Shareholders

People

Communities

Investors

Climate
Understanding our business
Our business model is focused on building customer loyalty,
through being digital first with a human touch.

Our Purpose is to help people and businesses prosper.
We help our customers at moments that matter most.
We champion British businesses and help them to grow sustainably.
Our customer focus helps us to develop more loyal and lasting relationships.

Our competitive advantages
Scaled and established bank in the UK
Strong balance sheet with a prudent approach to risk
Part of a global banking group, with international expertise and technological synergies
A talented and motivated team

(1) Santander UK industry analysis of latest available bank and building society reports as at Q4 23.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

At a glance

Annual Report 2023	Santander UK Group Holdings plc 3

Our strategic priorities
Be customer centric and increase customer activity

Focus on simplification, automation and digitalisation

Create value and be disciplined with capital allocation

Become a more sustainable and responsible bank

We provide high quality financial products and services across our digital, branch and telephony channels.
14 million active UK customers	c19,800 Full time equivalent employees

444 branches	5th largest (1) commercial lender

£175.2bn in mortgage lending	£193.6bn in customer deposits
Simple, Personal and Fair

We live our values of Simple, Personal and Fair through great behaviours and our people leaders:

Our behaviours:

Think Customer
Embrace Change
Act Now

Move Together
Speak Up

Our corporate structure

Banco Santander SA

Santander UK Group Holdings plc

Santander UK plc	Santander Financial Services plc
Ring-fenced bank	Non ring-fenced bank

Sustainability & Responsible banking strategy through considering the pillars of ESG

Environment Fighting climate change & supporting the green transition

Social Building a more inclusive society through delivering on our purpose

Governance Doing business the right way with robust governance

READ MORE ABOUT OUR ESG EFFORTS IN OUR SUSTAINABILITY REVIEW

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

At a glance continued

Annual Report 2023	Santander UK Group Holdings plc 4

Focused on meeting the needs of our customers
William Vereker, Chair

Cost of living pressures have
remained a challenge for
households and businesses.
Our people have continued to
provide invaluable help and
support to our customers when
they need it.
2023 has been a year of challenge
It has been another challenging year for the UK
economy, and against this backdrop the focus of
everyone at Santander UK has been on meeting
the needs of our customers.
Our people have continued to support households
with the ongoing impact of the increased cost of
living and the changing mortgage and savings
environment alongside helping our businesses to
grow and take advantage of opportunities at home
and in new markets.
I want to thank all of our people across the
business for their commitment to helping our
customers.
This has been the foundation for our strong results
in 2023, building on the momentum of our
performance in recent years. Our prudent approach
to risk, arrears and increased income, saw our
profit from continuing operations before tax
increase  13% from £1,894m to £2,149m. This
allowed us to pay £1.5bn of dividends, £750m of
which was a special dividend.
Strengthening our commitment to Milton
Keynes
It has also been an exciting year of change for the
business as we moved to our purpose-built new
corporate headquarters, in Milton Keynes, Unity
Place.
The city has an important place in the Santander
UK story, being home to Abbey National prior to
Banco Santander SA’s entry into the UK market, so
I am delighted that we have re-affirmed our long-
standing commitment to Milton Keynes and the
surrounding area.
Unity Place is not just an office building. It is a
development that represents the best of UK
industry. One that captures the forward-looking
spirit of innovation and co-operation, typical of
Milton Keynes and the area that was home to the
codebreakers of Bletchley Park.
It will also be a central part of the community,
providing opportunities for local businesses and a
dedicated community space.
Impact of inflationary pressure
Whilst inflation fell over the year, this does not
change the fact that prices have continued to rise
and cost of living pressures remain a significant
challenge for our customers.
One of the biggest impacts has been seen in the
UK’s mortgage market, as customers rolled off
fixed rates across 2022 and 2023 on to new
mortgages that attracted significantly higher
monthly repayments.
We have been supporting our customers with a
number of measures and we were signatories to
the Government’s Mortgage Charter, providing
additional flexibility and reassurance at a difficult
time for many customers.
The higher interest rate environment did enable
Santander UK to offer customers some of the most
competitive savings rates among our high street
competitors. Decisions on savings’ pricing must be
made within the context of our business model, but
it was important that we could offer a range of
products that would reward savers, after years
where the interest rate environment has made this
difficult to achieve.
A strong financial sector is essential for the
UK
What the last few years have made clear is that a
strong and competitive financial sector can better
serve the UK economy during times of economic
uncertainty.
For it to continue doing so, government and
regulatory bodies must work in partnership with us
to create an environment that has consumer
protection at its heart, but also allows the sector to
invest, innovate and grow.
The implementation of the Consumer Duty should
give customers assurance that their needs and the
delivery of fair value is at the centre of our products
and services.
As the regulatory environment continues to evolve,
particularly in light of the Financial Services and
Markets Act, and the government's Edinburgh
Reforms, we must ask ourselves collectively if the
volume of political, fiscal and regulatory factors
risks making the UK a less competitive place for
banks to operate, and therefore a less attractive
place for banks to deploy their capital and invest.
Recent legislative, regulatory and sectoral
interventions risk adding further layers of costs and
burdens on UK banks which can limit their
attractiveness for investment and reduce their
valuations.
A strong regulatory environment clearly helps to
provide confidence in the UK’s financial sector for
potential investors, but, we need to maintain a
balance that allows our financial institutions to be
strong, profitable and diverse.
We worked closely in 2023 with our stakeholders
and regulators to examine ways in which the
financial services sector and the banks in particular
could be more competitive - and what specific
interventions may help bring more capital to the
UK. We will continue this work in 2024.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s statement

Annual Report 2023	Santander UK Group Holdings plc 5
Progress towards our net zero commitments
Throughout the year we have continued to work
closely with our colleagues in Banco Santander
and nowhere has that collaboration been more
important than in making progress to support their
ambition to achieve net zero carbon emissions
across the whole group by 2050.
We have updated our climate change strategy to
align with Banco Santander SA’s and in-turn
developed our own internal transition plan, with a
clear picture of how our lending portfolios will be
impacted.
More widely, the integration of Banco Santander
SA’s business activity into five global businesses
will help us simplify our own structure and align the
way we organise ourselves with our shareholder,
sharing a common operating model. These five
businesses are:
–Corporate & Investment Banking;
–Wealth Management & Insurance;
–Payments;
–Digital Consumer Bank; and
–Retail & Commercial
We will be able to make the most of Banco
Santander SA’s unique combination of local
leadership and global scale for our customers’
benefit through product development, improved
technology, digital capability and price.
Supporting education from school to the
workplace
I was delighted to launch Our Adult Lifelong
Learning Programme at the British Museum in
November.
We have a proud history, going back over a quarter
of a century, of supporting education, and our
objective has always been to improve opportunity
and access for people right across their learning
journey, from childhood to higher education.
Our new programme will see us invest £6m over
three years starting in 2024 on lifelong learning and
education in the workplace. This will focus on three
key areas where businesses have long felt there
has been a shortage of expertise in the UK
economy.
Our programme will centre on digital skills,
sustainability skills and developing the skills
essential for professional growth, as well as
developing managers and leaders. We are
determined to play our part in equipping a
generation of people already in the workforce with
new skills and capabilities that will help them thrive
in the jobs of the future.
Also during the year, our multi-million-pound
Santander Universities Scholars Programme
awarded each of its first 100 students £30,000 of
funding, a dedicated mentor, and access to training
and development opportunities.
As ever, our Santander X UK Awards proved to be
an inspirational day, seeing first-hand the spirit of
innovation and creativity amongst the country’s
entrepreneurs and I look forward to seeing our
finalists and winners from UK universities and start-
ups go from strength to strength.
Board changes
This year we said farewell to several long-serving
Board members as Annemarie Durbin, Duke Dayal,
Chris Jones and Antonio Simoes stepped down to
pursue new opportunities. I want to place on record
my thanks for their considered counsel and
contributions over an incredibly demanding number
of years.
I am pleased to welcome Pedro Castro e Almeida,
Michelle Hinchliffe and Jose Maria Roldan to the
Board and look forward to working with them in the
years ahead.
As we look ahead to 2024, we do so clearly in the
knowledge that putting the needs of our customers
first is essential to give them the support they need
to face whatever challenges the economy presents.
We have demonstrated the vital role the banking
sector plays in our economy through turbulent
times, and we will continue to do so as we support
the UK’s economic recovery.
William Vereker
Chair, 29 February 2024

Santander UK’s best kept secret

Everyone at Santander UK is in on our best
kept secret – our investment in education here
in the UK and globally.
In 2023, we evolved our long-standing
Universities offering into a broader Education,
Skills and Social Impact (ESSI) strategy that
will help us connect anyone, anywhere with the
opportunities and skills they need to build a
bright future.
In late November 2023, our Chair launched our
new adult education programme, which aims to
help around 50,000 adults over a three-year
period to learn and develop new skills to help
them in today’s workplace.

Speaking at our second Annual Chairman’s
Reception, William said: “Building skills in key
areas such as digital and sustainability plays a
crucial role in helping people to future-proof
their career and ensure their financial
resilience.
“Santander UK offers support for people to
learn new skills throughout their lives, from
school – with our Numbers Game financial
literacy work – to much later in life, when they
may want to develop or change career paths.
“Our new skills courses in partnership with
xUnlocked and Fearless Adventures are
designed to give people the tools to succeed at
the jobs of the future."

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s statement continued

Annual Report 2023	Santander UK Group Holdings plc 6

Another year of putting customers first
Mike Regnier, Chief Executive Officer

2023 highlights

£2,149m Profit before tax (2022: £1,894m)

14.4% Return on tangible equity (2022: 12.0%)

7.2 million Digital customers (2022: 7.0 million)

2.5 million Customers contacted for support (2022: >2 million)

8.2/10 Employee engagement score (2022: 7.8/10)

>3.7 million Financially empowered people (2022: >2.1 million)

The role we play in our
customers’ lives, particularly in
times of uncertainty, is a
privilege. We must always ask
ourselves, what more can we
do?
A position of trust
Banks have a vital role to play in the lives of our
customers. The products and services we provide
from current accounts to mortgages and lending,
enable people to live their lives, own their first
house or start up their own business. This
importance is all the greater in times of economic
uncertainty when customers look to us as a source
of help and support.
It is a privilege to have such a position of trust.
The challenging environment of recent years has
ensured that we, and other banks, have looked at
how we have provided our customers with the
service, help and support they need to manage
what have been, and for many still are, incredibly
difficult circumstances.
UK households and businesses have
demonstrated impressive resilience over the last
twelve months despite the pressure of higher
interest rates and low levels of growth. We saw at
the start of 2023, the financial sector was not
immune to these difficulties  with the collapse of
Silicon Valley Bank (SVB). Thanks to the strength
of the UK’s banking system, it was in a position to
rescue SVB’s
UK subsidiary, providing vital reassurance to UK
businesses, many of whom were smaller tech
start-ups.
The increased cost of living that our customers and
businesses have experienced, is the first sustained
period of economic difficulty in the digital and social
media era, and this has meant that we have had to
ensure our response has been tailored to the
needs of our customers.
In a year where customers have seen their
mortgage payments increase, often significantly,
and the cost of the weekly shop and energy bills go
up, our focus has been on understanding their
needs and solutions we can put in place via the
channels that work best for them.
Throughout 2023 our people, whether it be in
branches, contact centres or across our offices,
demonstrated their commitment to doing the
best they can for our customers. Through their
actions, I believe it has shown the importance of
the wider banking sector in helping to support our
communities and wider economy through times of
difficulty. But crucially, it shows that we are able
bridge the gap between those who want and need
in-person help or prefer to access it digitally at a
time of their choosing.
For many sectors, and even in some parts of
banking, the focus has been almost exclusively on
doing business through digital channels. We
believe that our customers want the benefits of a
digital bank with a human touch, providing face-to-
face service through our branch network alongside
an excellent digital offer. To retain the trust of our
customers we must demonstrate that we are
listening to what they want, and acting on what
we are hearing.
This principle must apply to everything we do,
and it was the driving force behind the launch
of our internal strategic blueprint in April 2023.
Our long-term strategy is designed to ensure that
the customer is at the heart of our key priorities,
thinking and decision making for the next decade –
right across the business.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

CEO review

Annual Report 2023	Santander UK Group Holdings plc 7
Our passion, the reason we come to work each
day, must be to ensure that everything we do is
focused on our customers. The way we work must
be designed to make things easier for them. We
must challenge ourselves to be creative in the
solutions we deliver, based on processes and
systems that work efficiently for our customers. This
will mean we can be the digital bank with a human
touch. Building relationships with our customers
across our digital platforms, complemented and
supported by our critical branch network.
The cost of living remains a priority for our
customers
I continued to be full of pride and admiration for the
dedication our people continue to display in wanting
to help our customers throughout the year. Our pro-
active approach meant that we were able to give
customers invaluable help and advice regarding
their financial position. Following the successful
introduction of our outreach programme in 2022,
we contacted a further 2.5 million customers in
2023, enabling us to provide assistance or options
worth considering, often before an individual would
find themselves in a distressed position.
This contact programme utilised a number of online
tools to give people the chance to get help and
advice at a time that would suit them. What we
have learned over the last few years is that, in this
digital age, we need to be available to our
customers at the moment they want that help.
We launched a new digital financial health check
that was utilised by 88,000 customers, a budget
planner and an in-app Financial Support Hub.
These tools built on existing digital options including
My Money Manager and My Home Manager, which
supported 300,000 customers.
Our branches have been a source of expertise and
reassurance for customers, whilst our financial
support call centres have provided a voice at the
end of the phone outside of normal business hours
when our customers have needed it. To enable us
to support more customers, we have increased the
number of people in our call centres by 40%.
For many of our customers, the increase in
mortgage rates, which continued to rise through the
first half of 2023, has been the defining issue
regarding cost of living pressures.
We saw a 19% year-on-year increase in the
number of customers calling us for support
regarding their mortgage payments. Alongside the
tailored help were able to provide customers, we
were a signatory to the Government’s Mortgage
Charter. This put in place a series of additional
measures designed to give reassurance to
mortgage customers across the country, that all
banks could give flexible and practical help,
including a commitment not to repossess any home
within 12 months of a missed payment that would
enable them to navigate their way through the
coming months.

Unity Place: our brand new sustainable home

READ MORE ON PAGE 9
Thankfully, due in part to the support available, the
levels of arrears have remained relatively low and
below pre-pandemic levels. I hope that the
combination of rising household income and the
overall trend of falling mortgage rates that we have
seen will mean the number remains low.
Ensuring the needs of our customers are put first
underpins the most significant regulatory change of
2023 with the introduction of the Consumer Duty.
As the last year has shown, the ability to
communicate in a clear and straightforward manner
is vital to help our customers make important
decisions, and a key part of implementing the new
Duty has been to put in place the processes and
controls that ensure we reach the standard the
Financial Conduct Authority expect of us.
This has included notifying over 22 million
customers about changes we are making to their
Terms and Conditions to improve the language and
layouts so they are easier to understand. This has
been a significant undertaking, but it is an important
one in order to ensure our customers understand
clearly the product or service they are using, the
price and value of those products and the support
available to them.
As we continue to embed the Duty into our day-to-
day business we will continue to work with the FCA
to ensure we do this effectively.

Unity Place is not just
an office building, but a
catalyst for bringing
together the public,
community groups,
entrepreneurs, and our
own people to
collaborate and
innovate.
I am particularly proud
of the building’s
environmental
credentials, as well as
being able to host a
number of social and
responsible
enterprises."

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

CEO review continued

Annual Report 2023	Santander UK Group Holdings plc 8
Delivering a successful 2023
We delivered an excellent set of results across all
parts of the business in 2023, thanks to the
continued hard work and dedication of our people.
Our profit from continuing operations before tax
rose 13% to £2,149m and our Net Interest Income
increased by 4%, driven primarily by the higher
Bank of England (BoE) base rate. This increase
contributed to an improved RoTE of 14.4%. Our
CET1 capital ratio remained stable at 15.2%.
The uncertain economic environment and higher
mortgage rates saw the UK’s housing market slow
with mortgage applications falling throughout 2023.
Funding costs were also significantly higher, all of
which contributed to a reduction in mortgage
lending of £11.9bn.
This reduction in mortgage lending contributed to a
slowing of green finance lending to £2.8bn, down
from £6.5bn in 2022.
Our customer deposits reduced by £2.9bn in 2023
to £193.6bn which reflected the optimisation of our
balance sheet in deposits and mortgages. Total
customer lending stood at £206.7bn. Our Corporate
and Commercial Bank granted £7.4bn in new
facilities and bringing total loans to £17.9bn, in
addition to securing £7.5bn in new deposits in a
very tough commercial environment.
Of our 22.5 million customers, 13.9 million were
active and the growth of those who conducted their
business with us through our digital channels
increased to 7.2 million digital customers.
Our retail NPS moved from 7th in 2022 to 5th in
2023, but improving that will be a key area of focus
for us. We retained our 1st place in NPS for
Business and Corporate banking.
Getting our Edge back
This has been a significant year for our retail
proposition with the first year of our Edge current
account and the launch of the Edge Up current
account in June that focuses on expectations of our
mature customers.
As we moved away from the 1|2|3 brand that has
served us so well, I am delighted that the Edge
portfolio has grown by 280,000 accounts through
the year and has £2.5bn in deposits.
Last year we were competitive amongst our peers
in terms of what we offered our savers. We
simplified our savings range to ensure that our
customers were offered the same rates regardless
of whether they bank online or in branch.
Through a range of products, including our Limited
Edition 3 Easy Access Saver, which offered
customers 5.20%, an increased rate on our easy
access Edge Saver of 7.00% for our Santander
Edge customers and Edge Up paying 3.50% on
balances up to £25,000, we were able to pay our
customers £1.5bn in interest on retail savings in
2023.
I was delighted that, after years of operating in an
environment where our customers often struggled
to find savings products that met their needs, we
were able to offer accounts that delivered value that
was amongst the best in the sector.
Unity Place - more than an office
Unquestionably one of the biggest highlights of
2023 was the official opening of our new corporate
headquarters in Milton Keynes, Unity Place.
Unity Place is a space that will bring our own
people together and ensure that we are able to
collaborate in a modern space that combines the
best of today’s working practices. It also provides
opportunities for the local community to utilise the
public spaces for events and for local businesses in
our street food market that is open to the public.
Unity Place has been built with sustainability at its
core. From collecting rainwater to use in the
building's plumbing system to the use of low carbon
heating from heat recovery and sustainable green
energy, it is on target to receive the International
Well Building Institute’s ‘Gold’ rating for its
environmental and wellbeing performance. Unity
Place will also be linked to the ‘MK Redway’
network, providing easy access to the cycle routes
across the city and beyond.
Within Unity Place is one of the three new Work
Cafés that we opened across the UK in 2023. A
concept that was originally launched in Chile in
2016, we opened our first UK Work Café in Leeds
in 2019, and have new ones operating out of Triton
Square in London and Douglas in the Isle of Man.
These enable our customers and the general public
to take advantage of on-site facilities, get banking
support, or just work remotely. It is an example of
how we can be creative and innovative about one
of our strongest assets, our branches.
We have put in place a refurbishment programme,
which has upgraded 47 of our branches, and it will
continue into 2024, so that they are a welcoming
environment for our customers to speak to our
people about our products or about any help they
may need.
CCB goes from strength to strength
2023 was an incredible year for our Corporate &
Commercial Bank, building on an impressive 2022.
We delivered over £1bn of income for the first time
in their history, which represented a 31% growth
year-on-year, and £570m of profit before tax. That
profit now accounts for over a quarter of Santander
UK’s profit from continuing operations before tax.
This meant that we were the strongest performer
amongst our counterparts across the Banco
Santander group.
We welcomed a record number of new customers
to CCB, over 500 businesses across a range of
sectors from across the UK. Our international
presence and ability to leverage relationships
across the Banco Santander group and new
markets makes us an attractive proposition to our
clients.
Our research continues to show that businesses
who trade internationally are amongst the strongest
performers in the UK. We have helped more
businesses than ever before enter a new market –
more than 1,500 over the last five years -
connecting UK companies to our global eco-
system.
Through our creative and innovative thinking, we
are developing solutions that meet the needs of
customers and make it easier for them to conduct
their business and give them every opportunity to
grow and thrive.
Helping to Break the Spell
Tackling fraud continues to be a focus for
Santander UK and the wider sector, but it is clear
this is an issue that banks cannot solve on their
own.
Fraudsters have shown they will adapt to how our
own behaviour changes. As cases of impersonation
fraud reduce, we have seen the volume of fraud
across the UK continue to rise through 2023, driven
by a 43% increase in volume of purchase scams,
where victims are tricked into buying goods that do
not exist, and 29% increase in the volume of
romance scams, where victims are tricked into
thinking they’re in a relationship.
Our specialist Break the Spell team, whose job it is
to speak to customers who we believe are at high
risk of being scammed, prevented customers from
handing over £5.2m last year, bringing the total
amount saved to £13.7m since launching in 2021.
We have also introduced enhanced protection on
online and mobile payments for our customers
making payments to Facebook Marketplace.
However, it is clear that technology firms have a
crucial role to play, as around 70% of payment
scams originate on social media platforms. The
government’s Online Fraud Charter, a voluntary
agreement between the government and the
technology sector to reduce fraud on their platforms
is welcome, and the Online Safety Bill and Online
Advertising Programme are important in ensuring
that all players in this sector recognise their
responsibilities, but given fraud is a complex,
economy-wide problem, we will require
comprehensive action to find a solution that works
and is fair.
Diversity and inclusivity must be woven into
the fabric of what we do
I passionately believe as a business that has offices
and branches across all of the United Kingdom, we
must reflect the people we work for. This must
mean that diversity, equity and inclusion are woven
into the fabric of what we do.  To improve, we must
be honest with ourselves and while there has been
significant progress there are also priority areas
with more work to be done.
Over the last 12 months we have made progress in
reducing the gender pay gap. We have seen
decreases in the mean gender pay gap by 2.2% to
27.0%, and in the median pay gap by 2.8% to
28.5%. There has been a 1.1% increase in the
number of women in senior roles, which
importantly, has been due to retaining and
developing more talent within the business and
ensuring gender-balanced shortlists for all senior
positions.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

CEO review continued

Annual Report 2023	Santander UK Group Holdings plc 9
Women account for almost half of all promotions
into senior roles and 33.9% of our senior leadership
population – the highest level we have seen – but it
is clear there is still work to do. This year, we took
targeted action through our Women in STEM
campaign. This aims to increase representation of
women in these roles at all levels, recognising this
key growth and opportunity area for us in the years
ahead.
We continue to voluntarily disclose our ethnicity pay
gap, which has disappointingly moved in the wrong
direction. Our mean pay gap increased to 13.4%
and the median has moved to 17.6% over the last
12 months. This was predominately due to an
increase in minority ethnic representation in our
lowest pay quartile. In 2023 we did see a welcome
increase in both the number of Asian, Black and
Minority Ethnic employees who joined Santander
UK and those who disclosed their ethnicity, up to
4,294 within our total workforce.
We are however making progress in improving
senior representation, going from 8.0% in 2019 to
12.8% in 2023, meaning we are ahead of schedule
for meeting our ambition of 14% (+/-2%) by the end
of 2025 and remain well positioned to go beyond
this.
The pay gap remains widest for our Black
employees, who are still disproportionately
underrepresented at senior levels. We continue to
recognise Black inclusion as a key priority area and
are pleases that we are making progress,
particularly through the success of 100 participants
of our flagship Black Talent Programme which is
helping to increase internal mobility into senior
manager roles.
I am pleased that we have sought to play our part
in ensuring the wider financial sector is looking at
how we address diversity and inclusion. Improving
social mobility is essential if we’re to help people
from all disadvantaged groups to reach their
potential. As a founding member of Progress
Together, the first membership body of its kind for
improving socio-economic diversity in financial
services, we have contributed to its first annual
report, creating a benchmark for the sector in this
area.
We also intend to build on our position as a
Disability Confident Leader and enhance our
support and understanding of neurodiversity. In
2023, we became members of Neurodiversity in
Business which will focus on maximising the
potential of neurodiverse talent in the years ahead.
It is important that the progress we have made has
been acknowledged externally. We appeared in
The Times Top 50 for Gender Equality, alongside
improving our positions in the Social Mobility Index
and Stonewall Workplace Equality Index. We also
featured in the Working Families Benchmark for the
first time, recognising our focus on improving
support for families and carers.
Leadership changes and celebrating 175 years
At Santander UK we said farewell to several
members of the Executive Committee, with Reza
Attar-Zadeh leaving to become Regional Head of
Cards for Europe within the Banco Santander
group at the start of the year and Tracie Pearce and
Duke Dayal who left us for new challenges. I am
extremely grateful to them for all their support and
advice, particularly in my first twelve months as
Chief Executive Officer, and wish them well for
the future.
I was delighted to welcome Angel Santodomingo,
Alison Webdale and Andrew Wilson to the
Executive Committee in 2023. I look forward to
working with them in the months ahead.
2024 promises to be an exciting one for the
business as we prepare to mark our 175th
anniversary. Our roots can be traced back to 1849
and the creation of the National Building Society in
Bishopsgate, London, which went on to become
part of Abbey National. Its mission was to help
people do transformational things with their lives,
effectively democratising home ownership.
Today, our aim and passion remain the same.
How we do this would be unrecognisable to our
forefathers, but I do believe they would recognise
the why. We should look forward to the challenges
ahead with the same spirit and conviction that has
served us well over the years, with a continued
focus on ensuring everything we do is to the benefit
of our customers.
Mike Regnier
CEO, 29 February 2024

A mighty amount for Macmillan: over £1m raised

Our strategic charitable partnership with
Macmillan Cancer Support aims to improve
financial inclusion and support to help people
cope with the financial challenges that go with a
cancer diagnosis.
On average 83% of people with cancer
experience a degree of financial impact from
their diagnosis. With over three million people
living with cancer in the UK, we need to play
our part in helping manage their situation by
making money one less thing they need to
worry about.
This is why we are extremely proud to
celebrate the amazing milestone of over £1m
raised for Macmillan since the start of our
partnership in 2022.
Through raffles, coffee mornings and Mighty
Hikes, our people and customers have
continued to be generous and help make the
lives of those living with cancer a little bit easier.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

CEO review continued

Annual Report 2023	Santander UK Group Holdings plc 10
Five major forces continue to shape the
UK banking market

Uncertain economic environment	Increased competition and margin pressure	Changing customer behaviours

What we have seen
In 2023, the UK economy saw weak
economic growth (0.1% based off latest
data available), as UK consumers
experienced increases in the cost of living
following two years of high inflation.
This led to the Monetary Policy Committee
(MPC) increasing the base rate five times
in 2023 to 5.25% (175bps above 2022). As
a result, the housing market slowed, with
approvals below 2022 levels and prices
reducing by around 0.8% in the year.
Our response and looking ahead
While our performance is closely linked to
the performance of the UK economy, our
mortgage focus and prudent approach to
risk saw income benefits from a high rate
environment.
We continued to focus on supporting our
customers and invest in improving
efficiency to offset inflationary pressures on
expenses.
In 2023, we contacted 2.5 million
customers to assist with cost of living
pressures and provided tools to help them
manage their money.
We invested further in our recently
completed transformation programme,
which helped offset inflationary pressures
and keep our cost-to-income ratio stable at
48% (2022: 47%).
Looking ahead, in 2024 we expect the
Bank of England to begin easing rates
should inflation continue to fall. As this
occurs, we expect to see mortgage lending
begin to stabilise as our customers’ real
income improves.
We will also continue to monitor a highly
active geopolitical environment, and any
risks that arise.

What we have seen
The UK banking sector continues to be a
highly competitive mature market. In
addition to our traditional competitors, we
have continued to see international and
digital challengers compete for lending and
deposits.
Most large UK banks saw mortgage
lending and deposits either reduce or slow
in growth with disciplined pricing in this
highly competitive and high rate
environment, as customers shopped
around for best offerings.
Cost of retail and wholesale funding rose
over 2023, leading to increased pressure
on margins and spread.
Our response and looking ahead
In 2023, we took a strategic decision to
deleverage our portfolio through being
disciplined in pricing and maintaining our
prudent approach to risk. Across the year
we saw customer deposits decrease by
£2.9bn to £193.6bn and customer lending
decrease by £13.0bn to £206.7bn.
We continued to monitor competitors’
products, develop partnerships and invest
in our offerings (both traditional and digital)
throughout the year to bring customers to
Santander UK and meet their needs.
Looking forward, we expect international
and digital challengers to continue their
pursuit of market share, however we
foresee this being challenging for them due
to current funding costs.
We will continue to invest in our products
and offerings to attract and retain
customers, leveraging from our significant
variety of resources.

What we have seen
2023 continued to see customers move
towards digital banking over traditional
banking methods.
Over 90% of our current account and credit
card openings were made through digital
channels, with our digital customer base
growing 3% to over 7.2 million users.
We also saw a shift in customer deposits
from current accounts into savings as
customers took advantage of higher rates
on savings accounts, especially term
deposits.
Our response and looking ahead
With a refreshed commitment of becoming
a digital first bank with a human touch, we
digitised key customer journeys in 2023,
allowing us to compete with challenger and
online-only banks and simplifying our
onboarding experience.
While we understand the increasing
importance of digital banking, we continued
to ensure that our branch and human
contact for customers is market leading
and available to those who need it most.
Looking ahead to 2024 we are looking
forward to the release of OneApp in the
UK, our new mobile banking app. OneApp
will give our customers an improved mobile
banking experience.
We will also continue to modernise our
branches, with c.50 refurbishments
planned for 2024, and continue to explore
new ways of banking, like Work Cafés, with
two planned openings in 2024.
Investment in our products will continue to
ensure the products and services we offer
meet our customers’ needs and attract new
customers.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market overview

Annual Report 2023	Santander UK Group Holdings plc 11
Five major forces continue to shape the
UK banking market

Supporting our customers

Implementing the Mortgage
Charter and Consumer Duty
Mortgage Charter
In July 2023, HM Treasury published a
Mortgage Charter following industry
discussions with the UK Chancellor which
Santander UK agreed to support.
We implemented the Charter, with our Risk
and Compliance teams working closely
with the wider business. We created new
product solutions for our customers,
including temporary interest-only and term
extension options on mortgage products,
as well as developing controls and
monitoring to support these initiatives.
Further activity has started in order to
achieve full compliance with the Charter
across 2024.
Charter-related volumes have so far
remained at the lower end of our
expectations.
Consumer Duty
Santander UK achieved compliance with
Phase 1 requirements of the Duty, in line
with the required deadline of July 2023.
In particular, this involved reviewing all on-
sale products to ensure the customer
journeys, communications and pricing
structures enabled customers to achieve
good outcomes. Where necessary, we
made changes to improve the customer
experience, such as simplifying all Terms
and Conditions, and proactively contacting
customers about their savings rates or the
charges they are paying to use their
overdraft.
Going forwards, we are taking an
extensive range of actions to enhance our
product governance, uplifting our Conduct
and Regulatory risk framework, and
refreshing Board and Executive level risk
appetite metrics to reflect the new
requirements.
Our risk programme is now focusing on
Phase 2 of the Duty, which requires the
review all off-sale products by 31 July
2024.

Intensifying regulatory pressures	ESG activity under the spotlight

What we have seen
The regulatory agenda continued to be
intense in 2023, with significant policy and
supervisory activity from both regulators
and the UK Government.
We are now seeing regulators implement a
range of new policies, including a new
secondary competitiveness and growth
objective for the UK’s financial services
sector. HM Treasury has also been
consulting on reforms to ring-fencing.
Our response and looking ahead
In 2023, we began to address the PRA's
expectations on model risk management
ahead of the 2024 deadline, whilst also
preparing for the finalisation of Basel 3.1,
which will impact our capital requirements.
The centrepiece of regulatory activity in
2023 was the introduction of Consumer
Duty. We have been focused on its
effective implementation and ongoing
embedding across the business, which has
been successful. We are now focused on
preparing for the implementation of Phase
2 in 2024.
Authorised Push Payment (APP) fraud
continues to be a major challenge
impacting the industry, with the Payment
Systems Regulator (PSR) introducing a
mandatory reimbursement requirement.
Whilst we have implemented several
changes to prevent fraud from occurring,
we continue to encourage policymakers to
consider how we can better prevent fraud
from occurring.
We anticipate regulatory activity will
intensify in 2024 and we will continue to
work with industry, trade bodies and
policymakers to support the appropriate
regulation of the UK’s financial services
industry.

What we have seen
Customers, governments, regulators and
investors alike placed more scrutiny on
ESG activities than ever before in 2023.
Companies are expected to play their part
in creating a sustainable and diverse
operating environment, as more customers
and investors make decisions based on
ESG factors.
Our response and looking ahead
In 2023, we updated our climate strategy to
better align with our parent Banco
Santander. In the UK, we have provided
over £13bn in green financing since 2020
(2025 target: £20bn), helping our
customers reduce their carbon footprint.
We have continued to make strong
progress against our financial
empowerment ambition, having exceeded
both 2025 financial empowerment and
education targets.
Internally, we continued to celebrate
diversity and encourage our culture of
belonging throughout 2023. We continue to
make good progress against our diversity
targets across both our Board and Senior
Management, with orderly succession
plans set to ensure alignment with our
strategy.
Looking ahead, we will continue to evolve
how we report on ESG matters. This
involves updating our targets as we reach
those set previously and improving
disclosure. Our customers and people
should expect to see benefits of
Santander UK continuing to be a
champion of sustainable and responsible
banking in the UK.

TO READ MORE, SEE OUR SUSTAINABILITY REVIEW

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Market overview continued

Annual Report 2023	Santander UK Group Holdings plc 12
We follow The Santander Way

Our aim
To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Our purpose		Our how
To help people and businesses prosper		Everything we do should be Simple, Personal and Fair

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our business model

Annual Report 2023	Santander UK Group Holdings plc 13

An engaged
talented team
generates
customer
loyalty
leading to
strong financial
results for our
shareholders
so we deliver
support for our
communities
which motivates
We create
value for all

Santander UK
We provide financial products and services
Mortgages, consumer auto finance, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and growth-focused support and services for companies

Our competitive advantage
Scaled and established bank in the UK	Part of a global banking group
Scale in our core banking businesses combined with an innovative mindset	Synergies from Banco Santander’s expertise, operating model and technology

Strong balance sheet with a prudent approach to risk	A talented and motivated team
High asset quality across all portfolios and capital metrics well above regulatory requirements	A highly talented and engaged team, with the right skills in place to support our customers and transform the bank

Our strategic priorities

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our business model continued

Annual Report 2023	Santander UK Group Holdings plc 14
Focused on customer loyalty,
improved efficiency and
sustainable growth

Customer centric & customer activity	Simplification, automation & digitalisation

Initiatives focused to better serve and
engage our customers by leveraging
technological and operations synergies
from the global Banco Santander group,
enabling access to financial services for
our customers through several channels.
2023 progress: launched new digital
current accounts (Edge & Edge Plus)
and market leading easy access saver.
For our corporate customers we
launched Santander Navigator to
connect them with overseas markets.

We aim to reduce complexity, decrease
friction and increase automation to
streamline our products and processes.
This is supported by becoming a ‘digital
bank with a human touch’.
2023 progress: migrated our contact
centre platform to the cloud. CCB
adopted Banco Santander’s Gravity
platform, an in-house digital cloud-native
core banking system. Our retail banking
customer pilot for ‘OneApp’ launched in
the UK ahead of H1-24 migration.

Value creation & disciplined capital allocation	Sustainable & responsible banking

Focus on value creation for all
(customers, employees, shareholders
and communities) while managing risk
and profitability and being disciplined
with capital allocation.
2023 progress: strategic deleveraging of
our balance sheet delivering record profits
for our shareholders. We maintained
significant headroom on regulatory
capital requirements and delivered
substantial dividends back to Banco
Santander.

Initiatives aimed at helping our customers
with their net zero transition and to help
grow the number of people with the skills
they need to thrive in the future.
2023 progress: completed a full
review and update to our ESG operating
model, which included a refreshed
climate strategy and ongoing work to
update our social strategy.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our strategic priorities

Annual Report 2023	Santander UK Group Holdings plc 15
Driving performance for stakeholders

22.5 million total customers
Our total customer base remained stable in 2023 despite a
strategic deleveraging of our balance sheet. Our loyal customer base continues to be deepened by existing relationships and
acquiring valuable new customers.
Note: decrease between 2021 and 2022 was the result of
deactivation of inactive accounts.

Ranked 5th in Retail Net Promoter Score[2] Customer service is integral to our strategy and remains a key area of focus. 2022: NPS ranked 7th
5th out of 9 competitors

7.2 million digital customers
Customers in the UK are increasingly moving toward digital
banking. We have made significant progress with our digital
banking capabilities, with over half of our active customers now digital.

48% cost-to-income ratio Stable as a result of higher net interest income following higher bank rates and disciplined pricing, and offset slightly by higher operating expenses.

13.9 million active customers
Our active customer base also remained stable as our Retail &
Business Banking division focused on product delivery and
customer experience, including Edge Up and Edge Saver.
Note: Customers need to meet a specific set of activity criteria to be marked as active.

Ranked 1st in Business and
Corporate Net Promoter Score[2]
We maintained our first place ranking, a testament to the
comprehensive proposition and our strong support for our small and medium-sized business customers.

1st out of 6 competitors

89% digital sales
This KPI measures the percentage of new business that was
performed through digital channels throughout the period. As we have become more digitally focused, this metric has increased over time.

£2,485m in operating expenses
Operating expenses up 5% in 2023, as inflationary pressures on costs were partially offset by ongoing savings from our
transformation programme. Cost management will continue to
be an integral part of our strategy in 2024.

1.See Glossary on page 292 for KPI definitions. Our shareholders primarily monitor the APMs shown here. Equal prominence between IFRS measures and APMs are included within the CEO and CFO reviews.
2.In 2022, we changed survey methodology. See Glossary on page 292 for details.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our performance and KPIs[1]

Annual Report 2023	Santander UK Group Holdings plc 16

15.2% CET1 capital ratio
The CET1 capital ratio remained stable at 15.2%. This was largely due to higher profit and a reduction in RWA exposure, partially offset by dividends paid in the year. We remain strongly
capitalised with significant headroom to minimum requirements and MDA.

We continue to closely monitor our ESG performance in addition to our traditional financial metrics.

£13.3bn in green finance raised since 2021 Green finance lending slowed in 2023 due to a reduction in overall mortgage lending.

14.4% RoTE Our RoTE improved due to an increase in retained profit. UK leverage exposure remained broadly stable at £247.2bn (2022: £248.6bn).

3.7 million people financially empowered since 2021 We have achieved our target of >3.0 million financially empowered people ahead of our 2025 target date.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Our performance and KPIs continued

Annual Report 2023	Santander UK Group Holdings plc 17

We ‘think customer’ with our everyday actions
Christine Palmer, Chief Risk Officer

Sustained support for our customers
Our everyday actions are directly linked to our
customers and supporting the business in
delivering good customer outcomes:
–Enhanced credit decisioning for our customers,
improving customer experience, whilst delivering
robust risk oversight and challenge to ensure our
lending remains prudent.
–Supporting delivery of stress testing including the
BoE's Annual Cyclical Scenario and sensitivity
analysis of our future business plans, and
Climate Internal Scenario Analysis to meet
regulatory requirements and better understand
our risk exposures.
–Compliance support for our Consumer Duty
programme, underpinned our successful
achievement of meeting the July 2023 deadline.
–Oversight of Non-Financial Risks, where we
improved our controls in the year across a
number of areas (highlighted separately).
–New regulatory model developments, as well as
enhancing our model governance through a
transformation programme that will help us to
meet new regulatory requirements in 2024.
–Compliance oversight of Reputational risk
management issues impacting our customers in
2023, including debanking, mortgage affordability
and savings rates.
–Impactful oversight and engagement across key
bank initiatives including IT and Fraud
transformation programmes, payments, material
outsourcing, and organisational change.
Capital and Liquidity risks
We remain in a strong position with respect to our
Capital and Liquidity metrics. Our funding, liquidity
and interest rate risk management approach is
underpinned by an Eligible Liquidity Pool, mainly
cash and balances at central banks.
Financial market volatility in March 2023, following
the collapse of Silicon Valley Bank, had no impact
on Santander UK, except that we initiated close
monitoring and frequent management updates on
the situation, and had regular sector-wide
regulatory engagement during the crisis.
Non-Financial Risks
We made good progress in 2023 addressing our
Non-Financial Risks. Key areas of progress
included improvements in the following areas: IT
stability and control environment, with all IT risk
reduction commitments met in the year, and
evidenced by a material decrease in major
incidents; Financial Crime processes; the net value
of our operational risk losses (events over £10,000)
decreased significantly in 2023, largely due to
successful delivery of fraud prevention initiatives
which reduced our fraud losses and the numbers of
our customers impacted by fraud; Transformation
and Change practices; People risk metrics; and
compliance and monitoring of our Third Party risk.
We continue to support and provide oversight to
our Line 1 colleagues who closely monitor the
cybersecurity and external malicious threat
landscape, particularly in relation to risks of
Ransomware attacks, and failure or compromise of
a third-party supplier.
Looking forward
Strategic challenges for the banking sector will
likely remain elevated in 2024. With this in mind, we
aim to maintain our forward transition by:
–Supporting our customers, in an inflationary
environment and tighter monetary conditions
which may persist for longer than envisaged.
–Attracting and retaining risk management and
compliance talent, in a very competitive
recruitment market in key specialist areas such
as technology, risk modelling and compliance.
–Performing regular risk assessments of our
business plans, to inform financial forecasts and
risk appetite.
–Delivering impactful oversight, challenge,
guidance and support to the business.
–Continued emphasis on return to the office to
maximise opportunities for collaboration across
the business, whilst retaining the flexibility and
benefits of working from home.

Cost of living pressures
and high interest rates
remained the main areas
of concern for our
customers throughout
2023. Despite this, credit
performance remained
relatively resilient,
underpinned by our
prudent approach to risk.
The external environment
is likely to remain
challenging going
forward, but we are well
placed to continue to both
support and deliver good
outcomes for our
customers in 2024.”

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk management overview

Annual Report 2023	Santander UK Group Holdings plc 18
Top risks
We monitor our Top risks
regularly at the Executive Risk
Control Committee (ERCC)
and Board Risk Committee
(BRC).
Highlighted below are our Top risks in 2023 and
associated management actions. Many of these
risks are likely to remain in focus in 2024.
Inflationary & supply chain pressures
This is the risk facing our retail customers from cost
of living increases and higher interest rates; and on
our corporate customers from business cost
increases and supply chain pressures along with
remaining Covid-19 and Brexit related risk issues
post pandemic and exit from the EU. We have
taken actions to adjust affordability criteria in our
lending decisions and increased our customer
support capacity, whilst ensuring close and
continuous monitoring of our credit portfolios. To
date our credit portfolio performance has remained
relatively resilient, although we are seeing some
signs of customer stress emerging, albeit from a
relatively low base. We anticipate some further
deterioration in credit metrics in 2024, as more
customers refinance onto higher mortgage rates.
Building and maintaining capital strength
We saw sustained resilience in our Regulatory
Capital in 2023, with the Common Equity Tier 1
ratio remaining significantly above the regulatory
minimum. Regulatory uncertainty remains the top
capital risk for the bank. The UK implementation of
Basel 3.1 is set for 1 July 2025, with a four and a
half year transition period to full implementation by
1 January 2030, and will likely impact our
regulatory capital requirements.
Climate change
We continue to progress our transition planning to
set baselines and net zero pathways for our
residential mortgage, auto loan, and commercial
real estate portfolios. We are also progressing our
Climate Internal Scenario Analysis programme.
This is expected to deliver capability to meet
regulatory climate stress test requirements,
enhanced assessment of our risk exposures,
further supporting targeting of our lending decisions
and facilitating achievement of our net zero
ambitions. Increasing disclosure requirements for
climate change and broader ESG reporting
required us to enhance our data strategy, which is
reflected in our assessment of Data Management
as a Top Risk. Supporting our customers is a key
focus of our climate change plans along with
managing related risks and reducing emissions in
our operations.
Economic Crime
Financial crime is a high priority risk, and
addressing it remains a key priority for us. In 2023,
we further developed our compliance oversight and
operations, and updated our policies and standards
reflecting latest external requirements and best
practice.
We also improved our operations and processes to
respond to increasingly complex sanctions
regimes, and introduced enhanced Customer Due
Diligence processes and controls to support new
business onboarding.
We considered the likely impact of government
announcements on account closures. We only
close accounts after a thorough review of all
circumstances in line with legal and regulatory
obligations and customer communication. Our
Fraud losses were lower in 2023 compared to
2022, with design and implementation of new fraud
prevention tools to complement our existing
prevention and detection systems. Authorised Push
Payment (APP) fraud remains the most significant
single contributor to fraud losses. There are
regulatory and consumer body considerations, with
further PSR policy statements published in
December 2023, which we are reviewing carefully
for any further potential impacts. We are taking
actions under our Fraud Transformation
Programme to reduce losses and case volumes.
IT and Cybersecurity
The importance of IT risk management and control
remains at the centre of our activities and we
continue to progress a bank-wide programme to
address increasing obsolescence, partly due to the
fast pace of technological evolution. The
programme is expected to deliver further risk
reduction, over a three-year period, which we
monitor closely.
We experienced no material data or cybersecurity
incidents in 2023, although we responded to a
number of third-party incidents. We continue to
enhance our threat prevention controls, address IT
obsolescence, and test our business area recovery
plans against a range of scenarios. We continue to
see increasing ransomware attacks across all
sectors, driven by compromises in supply chain
tools and we expect this trend to remain. We
continue to invest in the right skills and resources to
manage data and cybersecurity risks, and
constantly monitor cybersecurity threats,
particularly with evolving and elevated risks in the
geopolitical environment.
People
People risk continues to be impacted by changes in
our operating models and execution of our
business strategies. We continue to adapt and
respond to these risks, including those associated
with the phased relocation of our Head Office to
Unity Place in Milton Keynes across 2023 and
2024. We saw improvements in the year including
reductions in levels of wellbeing related absence,
and a stabilisation of attrition rates. Our wellbeing
and inclusion strategy focuses on helping
colleagues through change and supports
productivity. We continue to support hybrid working
but focused our messaging on encouraging
colleagues to attend regularly in the office. We also
provide support in response to the impact of
external economic factors on our colleagues.
Conduct and Regulatory
In 2023, we remained vigilant in taking a customer-
focused approach in developing strategy, products,
services and policies that support fair customer
outcomes and market integrity. As part of this, we
proactively contacted customers at risk of
experiencing financial stress to support them. We
are supporting business customers with payment
difficulties rolling off government loan schemes. We
are also evolving our Financial Support team and
SME support by investing more in people and IT,
and we continue to focus on ensuring good
customer outcomes.
Managing complex change
We have a challenging change agenda including
continued aspirations for transformation and growth
and well-established change control processes, as
well as a strong oversight framework and related
risk-based prioritisation. We continued our
transformation to simplify the bank, which includes
digitalising processes and customer journeys,
reducing costs, extending internal capabilities and
ensuring a resilient operating model.
Data management
Data Management including data privacy remains a
key focus for us, reflecting the importance of data in
supporting our business plans and strategy, the
rising cybersecurity threat landscape, and the
importance of controls over personal data. We
continue to monitor and manage data risk through
enhanced governance structures and processes.
Our Data Programme is progressing with clearly
defined deliverables that will improve our ability to
manage data and enhance our capabilities, in line
with our Data Strategy.
Third Party Risk Management (TPRM)
We rely extensively on third parties, both Banco
Santander and external suppliers, for a range of
goods and services. The heightened geopolitical
environment puts an increased risk focus on supply
chains. In 2023, we continue to progress work to
enhance our controls and governance
arrangements. We reassessed our highest risk
suppliers against a revised set of criteria and
implemented new metrics to monitor and manage
our risk exposure. Our Procurement transformation
also continues to operationalise our updated TPRM
policies and processes.
Ring-Fencing
This was covered in 2023 as a Top Risk in our
regular updates to ERCC and BRC. We focused on
the continued refinement and enhancement of the
quality and maturity of controls, and consideration
of the HMT consultations on potential changes to
the ring-fencing regime. We have removed this as
a Top risk in 2024, given the progress we made in
2023.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk management overview continued

Annual Report 2023	Santander UK Group Holdings plc 19
Emerging risks
We monitor these risks using
our Emerging risks radar and
regularly provide updates to the
ERCC and BRC.
Highlighted below are our emerging risks in 2023
and our associated management actions. Most of
these risks are systemic issues which will likely also
impact our peers and remain relevant in 2024.
Uncertain macroeconomic and geopolitical
environment
These risks remain in our top areas of concern. UK
political risks increased significantly in 2023, as the
focus is drawn to an upcoming General Election.
We monitor the political landscape closely, and our
Public Affairs team provides specialist insights and
analysis which we use to assess potential impacts
on the bank. Key areas of policy focus include: the
fiscal position; spending policy approach and
related markets (rates) and economic impacts;
taxation (including bank specific related); climate-
related policies (including Net Zero); bank
regulation; and post Brexit trade relations with the
EU.
2024 is also an election year in the US, and we will
consider the potential impacts on the geopolitical
environment from this that could arise. Broader
considerations include conflicts in Ukraine and the
Middle East, as well as the strengthening of
political, trade and security ties between a number
of developing nations with large and growing
economies. These developments can have
significant impacts on inflationary pressures, supply
chains, and the cybersecurity threat environment.
Rapid technological change, customer
behaviour, and Artificial Intelligence (AI)
Our overall approach to managing these risks
reflects the continued acceleration of strong trends
towards customer digital adoption via mobile and
online banking. Our commitment is to become a
digital bank with a human touch, whilst also
ensuring that we remain competitive in a market
which is experiencing an increase in digital-led
market challenger entrants.
We continue to focus on investment in our products
to ensure we are meeting customers’ needs, with
our OneApp mobile banking experience platform
due for release in 2024. At the same time, we
remain cognisant of cybersecurity, cloud technology
and operational resilience issues which we take
into account in our development strategy.
AI and associated risks and opportunities featured
prominently in broader strategic business decisions
across industries in 2023. Our strategy team
formed a working group to co-ordinate a review of
potential uses and touch-points of AI in the bank
and other considerations such as governance,
enterprise architecture, software implications and
data usage.
Intense market competition
Against the backdrop of a highly competitive UK
banking market, most large banks experienced
either a reduction or slowdown in mortgage lending
and in deposits, with customers able to select for
value across a range of offerings. As well as taking
a strategic decision to deleverage our mortgage
portfolio, whilst maintaining prudent risk
management, we continue to develop partnerships
and invest in our products and offerings to attract
and retain customers, leveraging Banco
Santander’s technology and support.
Demanding regulatory agenda
Like all UK banks, we will continue to face a
demanding and complex regulatory agenda in 2024
and beyond focused on consumer outcomes,
customer vulnerability, competition, and climate
change. Our Compliance team continues to
evaluate the evolving regulatory environment, and
support the business in understanding and
implementing regulatory change requirements.
Many of these risks have, to a large degree,
crystallised and we address them as part of our
regular reporting across a range of risk types.
However, external developments are increasing the
specific challenges being faced by banks in
implementing climate change risk plans and
fulfilling climate-related commitments. Costs
associated with the climate change agenda have
risen significantly, at the same time as cost of living
has become a key focal point. Other external
factors also remain uncertain and challenging
including long-term UK government commitments,
pace of technological developments, behavioural
changes in society and business model transition
risks.
These issues are likely to feature heavily in UK
political debate in 2024 as part of the General
Election. We are monitoring these external
developments closely for any emerging reputational
risks that could arise, either from failure to deliver
our own climate-related plans, claims of
‘greenwashing’ or from a change in public
perception of such initiatives given increased costs
of implementation.
The FCA announced in January 2024 that it intends
to use its s166 FSMA powers to review historical
motor finance commission arrangements and sales
across several firms. The review could imply some
form of redress scheme, but the extent of our
exposure under such a scheme remains uncertain
at this stage. We are considering the immediate
implications of the FCA announcement.
Extended Government involvement in banking
& markets
In 2023, we saw a continuation of this trend, with
the Mortgage Charter and the focus on banks’
decisions with respect to customers savings rates.
These types of initiatives create additional
challenges and uncertainty for strategic plan
forecasting and balance sheet management. UK
political risks arising from the 2024 election could
also have further impacts going forwards.
The issue of debanking which came to prominence
in a high profile case in 2023, also highlighted the
speed with which an emerging risk can crystallise
into an operational and conduct event, as well as
increased reputational risk and investor concerns.
It is paramount to us that customers have access to
banking services and are treated fairly and
transparently. Along with UK political risks, we also
proactively monitor the potential for external
interventions in the banking industry, and the likely
impacts on the business, both regulatory and
governmental.
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
We are also addressing the risk of crypto asset
exposure through our client onboarding policies
and procedures, which are part of our Financial
Crime framework. We introduced crypto currency
fraud controls, including limits applied for digital
personal faster payments across telephone, branch
and open banking channels.
Environmental and Social risks
Risks related to the environment have been
increasing, including extreme weather conditions,
bio-diversity loss, pollution, water and food crises,
as well as the potential for new pandemics and
diseases to emerge. There have also been mass-
migration movements to Europe. These issues can
impact business resilience either directly or
indirectly. As a result, we have added this to our
emerging risks.
The UK Government refreshed its National Risk
Register in 2023, which also highlighted a number
of these risks and others. Our business recovery
teams run risk scenarios and develop response
playbooks to test the bank’s resilience to a range of
potential external events, which are refreshed
regularly so that they remain relevant in the context
of the current external threat landscape.
Eurozone/Sovereign Bank contagion
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
business growth will be key, which are regularly
reviewed and challenged at our Asset and Liability
Committee (ALCO).

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk management overview continued

Annual Report 2023	Santander UK Group Holdings plc 20
Key risk types
Key risk types map to, and are
significant drivers of, our Top
and Emerging risks.
Introduction
Key risk types are components of our overarching
Risk Framework and are set out in detail in the Risk
review. Each has its own defined framework, and
we report on and review the risk profile formally at
the ERCC, BRC and Board. However, the risk
profile status level is proposed and recommended
by the underlying specialist risk control forums.
Many of our top and emerging risk issues, which
we described in the commentary above, intersect
with our Key risk types and are mapped in the table
below. We also comment below on a selection of
these Key risk types, which were in focus in 2023
and remain so in 2024:
Economic crime
Both Financial Crime and Fraud risk remain a key
area of focus for senior management and the
board. Financial Crime Management remains one
of our Top Risks and we continue to enhance our
risk management capabilities, with further activities
planned for 2024. With respect to Fraud, we
continue to progress our Fraud Transformation
programme, deploying new fraud prevention tools
in order to enhance our controls.
Credit risk
Our credit portfolios remained relatively resilient in
2023. Whilst we have not yet seen any significant
deterioration in reported credit metrics, challenging
macroeconomic pressures are likely to impact more
materially into 2024, with some early indicators
pointing towards increased credit stress, albeit from
a relatively low level.
We therefore have a cautious outlook for 2024, with
the increased cost of living continuing to impact
households and also increased mortgage rates,
which although falling in late 2023 and early 2024,
will still result in higher payments for many
customers, and will remain a factor going forwards.
Our Corporate credit customer portfolios also
remained relatively resilient, but we also have a
similar cautious outlook for 2024, with increased
business costs and supply chain pressures and
potentially reduced consumer spending likely to
continue to impact our customers further.
Strategic and Business risk
These risks remain challenging to manage, due to
the competitive market environment in both
mortgage and savings markets, alongside elevated
Government and regulatory focus, given cost of
living issues facing customers. In 2024 our focus is
shifting from Inflationary and Supply Chain
Pressures to the risk of Margin Compression as a
Top Risk. Markets are currently indicating a peak in
the bank rate cycle, and our ALCO has approved a
strategy to manage and mitigate this risk.
Deposits are a key area of contention, with peers
offering improved term deposit pricing. With
mortgages there are additional challenges as well
as reduced market volumes, with customer
optionality under the Mortgage Charter presenting
uncertainty over pipeline volumes and the level of
hedging required.
Non-Financial risks
This continued as an area of focus in 2023. We
managed risks arising from a heightened external
cybersecurity risk environment, exacerbated by
geopolitical conflicts; addressed increasing conduct
and regulatory requirements;  enhanced our fraud
detection and prevention controls to mitigate fraud
attacks and fraud losses; continued to enhance our
Financial Crime oversight and systems and
controls; provided oversight of IT risk management
where a multi-year transformation programme is
being implemented; managed complex change risk
delivery with capacity and capability challenges;
and enhanced our operational resilience along with
associated regulatory requirements.
Model risks
This remains a significant focus in the bank, with a
heavy regulatory models agenda in 2023 focusing
on capital adequacy to comply with new regulatory
technical standards for banks. The PRA’s Model
Risk Supervisory Statement (SS1/23) policy comes
into effect in May 2024. We expect the trend of
regulatory focus on models to continue over the
next two years in line with supervisory
expectations.

Key risk type	Top risks		Emerging risks
Credit, Capital	Inflationary & supply chain pressures Climate change Building & maintaining capital strength		Uncertain macroeconomic & geopolitical environment Extended government involvement in banking & markets
Market, Liquidity	Inflationary pressures Building & maintaining capital strength		Uncertain macroeconomic & geopolitical environment Eurozone/sovereign Bank Contagion
Pension	Building & maintaining capital strength		Uncertain macroeconomic & geopolitical environment
Strategic & Business	Inflationary & supply chain pressures People Data management	Managing complex change IT & cybersecurity Economic crime	Intense market competition Rapid technological change & customer behaviour Artificial intelligence Central bank digital currencies Environmental & social risks
Reputational	Economic crime Climate change		Demanding regulatory agenda
Operational Risk & Resilience	Third party risk management Data management People	Managing complex change IT & cybersecurity Economic crime	Rapid technological change & customer behaviour Artificial intelligence Central bank digital currencies & crypto assets Environmental & social Risks
Model	Inflationary pressures Managing complex change	Climate change Conduct & regulatory	Demanding regulatory agenda
Conduct & Regulatory	Inflationary pressures Climate change Economic crime	Conduct & regulatory Data management	Extended government involvement in banking & markets
Financial Crime	Economic crime	Conduct & regulatory	Demanding regulatory agenda

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Risk management overview continued

Annual Report 2023	Santander UK Group Holdings plc 21

Delivering on strong foundations
Angel Santodomingo, Chief Financial Officer (subject to regulatory approval)

Another good set of results in an uncertain
and challenging operating environment
2023 was another challenging year for our
customers with cost of living and inflationary
pressures and higher borrowing costs.
We are proud that despite the difficult backdrop, our
prudent approach to risk and hard work of our
people has delivered a strong set of results for
2023, with profit before tax up and a RoTE of
14.4% (2022:12.0%). These results reflect our
prudent approach to risk and our resilient balance
sheet.
Throughout the year we placed focus on balance
sheet optimisation and delivery of strategic
initiatives focused on building customer loyalty,
creating value and simplifying our businesses. We
have already started to see the benefits of this, as
we delivered improved returns with a smaller
balance sheet.
Delivering this set of results will allow us to continue
putting our customers first and continue to invest
further in simplifying and digitising the bank.
Our financial results
Profit from continuing operations before tax was
£2,149m, a 13% increase on 2022 results. This
increase was largely due to an increase in net
interest income.
Net interest income increased 4% largely due to the
impact of higher base rates alongside active
balance sheet management through disciplined
deposit pricing. Our Banking NIM increased 16bps
benefiting from the higher base rates and pricing
actions across both sides of the balance sheet. We
believe that Banking NIM peaked in 2023.
Non-interest income was down 5% largely due to
lower fees volume, and unrealised gains in 2022
which were not repeated. These were partially
offset by the sale of Euroclear shares in H1-23.
Operating expenses increased by 5% as
inflationary pressures on costs were partially offset
by ongoing efficiency savings from our
transformation programme which began in 2019
and cost management discipline.

Financial highlights

£1,596m Profit after tax (2022: £1,423m)

2.20% Banking NIM (2022: 2.06%)

48% Cost-to-income ratio (2022: 47%)

1.49% Stage 3 ratio (2022: 1.24%)

15.2% CET1 Capital ratio (2022: 15.2%)

5.1% UK leverage ratio (2022: 5.2%)

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial overview

Annual Report 2023	Santander UK Group Holdings plc 22

Summarised consolidated income statement

For the years ended 31 December	2023 £m	2022 £m
Net interest income	4,667	4,472
Non-interest income(1)	509	534
Total operating income	5,176	5,006
Operating expenses before credit impairment charges, provisions and charges	(2,485)	(2,370)
Credit impairment charges	(206)	(321)
Provisions for other liabilities and charges	(336)	(421)
Profit from continuing operations before tax	2,149	1,894
1.Comprises ‘Net fee and commission income’ and ‘Other operating income’.
This offset, paired with increased net interest
income saw our cost-to-income ratio remain
broadly stable at 48% (2022: 47%), despite two
years of high inflation.
Our multi-year transformation programme
concluded in 2023. This programme has seen a
£794m reduction in costs so far, following £1bn
planned investment.
Credit impairment charges were down 36% to
£206m, reflecting the improved macroeconomic
outlook in Q4-23, benefiting ECL despite a modest
increase in arrears. Our cost of risk decreased in
the period to 10bps (2022: 15bps).
Provisions for other liabilities and charges
decreased by 20% in 2023 to £336m (2022:
£421m), due to the 2022 FCA fine related to
historical shortcomings in our AML controls not
being repeated. Fraud losses were also lower in
2023 at £136m (2022: £153m), supported by staff
training, better controls and financial education for
customers to help improve recognition of fraud and
financial crimes.
Tax on profit from continuing operations increased
to £553m (2022: £471m), the result of both higher
profits in 2023 and an increase in underlying tax
rates. This was partially offset by a reduction in the
Bank Corporation Tax Surcharge rate.
The effective tax rate increased to 25.7% (2022:
24.9%) in the period.
Our loan book continues to perform well and
underpins our strong balance sheet. Being primarily
focused on prime UK mortgage lending, our
mortgage book accounts for 85% of customer
loans and has a stock loan-to-value of 51%.
With a slower housing market and higher mortgage
rates in 2023, applications fell. Our decision to
optimise the balance sheet given higher funding
costs contributed to a reduction of £11.9bn in
mortgage lending over the period.
Unsecured retail lending, which includes credit
cards, overdrafts and UPLs makes up only 3% of
the book. Consumer Finance makes up 3% of the
loan book and is largely secured on the vehicle.
Our corporate loan customers are well diversified
across sectors, and we maintain low exposure to
CRE and BTL (2% and 8% of total customer loans
respectively).
Stage 3 ratio of our loan book was 1.49%,
normalising from a low base (Dec-22: 1.24%)
impacted by a smaller mortgage book and modest
increase in arrears.
Customer deposits reduced by £2.9bn in 2023, as
we remained disciplined with pricing actions in a
highly competitive deposit market. This was
possible due to lower funding requirements given a
smaller mortgage book.
As a result of balance sheet management, our LDR
reduced to 108% (Dec-22: 113%).

Summarised segmental balance sheet(3)

31 December	2023 £bn	2022 £bn
Customer loans by segment
Retail & Business Banking	182.3	194.6
Consumer Finance	5.2	5.4
Corporate & Commercial Bank(1)	17.9	18.5
Corporate Centre	1.3	1.2
Total	206.7	219.7
Other assets(2)	75.4	72.5
Total assets	282.1	292.2
Customer deposits by segment
Retail & Business Banking	158.3	161.8
Corporate & Commercial Bank	24.1	24.8
Corporate Centre	11.2	9.9
Total	193.6	196.5
Total wholesale funding	55.8	63.0
Other liabilities	17.7	18.0
Total liabilities	267.1	277.5
Shareholders' equity	15.0	14.7
Total liabilities and equity	282.1	292.2

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial overview continued

Annual Report 2023	Santander UK Group Holdings plc 23

Fraud and scams

Customers facing rising fraud
Fraud is the fastest growing industry crime
in the UK, so it is no surprise that we have
seen a rise in cases of impersonation
fraud, targeted at our customers.
In 2023, we continued to implement
communication measures to help raise
awareness and education for our
customers. These included staff training to
identify scams and communicate safety
measures to customers, regular reminders
to customers and in-app warnings.
These measures are working as our staff
and customers continue to identify and
report instances of fraud before it is too
late.
Love hurts as romance scams hit the
UK
“I'll pay you back”, “I can't video call” and
“Trust me” are some of the phrases you
may hear when talking to a romance
scammer.
A romance scam is when victims are
tricked into sending their money to a
criminal who goes to great lengths to win
their trust and convince them that they're in
a real relationship.
Our latest research shows that nearly a
third of the UK public have been targeted
by romance scammers, with four in five
victims saying it was because of clever and
personal language used in conversations
with the scammer.
To counter this, we teamed up with dating
guru Anna Williamson (presenter of Celebs
go Dating) to launch Love Hurts, a
campaign aimed at helping people protect
themselves from potential romance scams.
Santander UK fighting back against
fraud
Fighting back against fraud was one of our
key priorities over the last year. Our Break
the Spell team, which works with people at
high risk of being scammed, saved
customers c.£5m in 2023 and £13.7m
since launch in 2021. This has helped
reduce our fraud charges by 11%.
While there's no one-size fits all approach
when it comes to scams as criminals are
constantly evolving their approach, we
provided our customers with several
protection methods and with tips to help
them bank safely on our website.

1.CCB customer loans included £4.6bn of CRE loans (2022: £4.5bn).
2.Includes property assets classified as held for sale of £13m  (2022: £49m).
3.The segmental basis of presentation in this Annual Report has been changed. See Note 2 to the Consolidated Financial Statements for more information.
Segmental performance
We manage our business through three core
operating segments plus the Corporate Centre as
outlined across. To ensure consistency and to
leverage shared investment, best practice, and
expertise, we work closely with our colleagues in
Spain and across Europe.
Retail & Business Banking produced a strong year
for delivery and customer focus. We expanded our
Santander Edge product with the launch of Edge
Up and Edge Saver products, winning ‘Best overall
current account range’ at the personal finance
awards.
We reignited our digital brand Cahoot with the
launch of Simple Saver and Sunny Day Saver
accounts, and further digitalised through the launch
of our new OneApp pilot to all customers aimed at
improving their digital banking experience. We look
forward to completing the pilot and fully migrating to
OneApp in 2024.
Corporate & Commercial Banking (CCB) delivered
another strong financial performance in 2023 with
solid growth in new clients, activity, income and
profitability.
We introduced over 1,500 UK businesses to new
international connections, added more than 1,000
new subscribers to our Santander Navigator
platform and supported more than 10,000 UK firms
with more than £25bn in corporate facilities and
funding.
For the first time, we ran a dedicated television and
wider marketing campaign for CCB. This campaign
was aimed at helping raise client and market
awareness for this growing part of our business and
to showcase the value of making new global
connections to UK businesses.
Consumer Finance maintains a prime portfolio, with
87% of lending secured on the vehicle and
relatively low levels of default. In 2023, our Original
Equipment Manufacturer (OEM) partners were
responsible for 20% of all new car registrations,
and 17% of new business was for green assets (i.e.
electric vehicles and hybrids), with tailpipe
emissions under 50g/km.

Introduction to our new Chief Financial Officer

Angel Santodomingo joined Santander UK as
Chief Financial Officer in December 2023
(subject to regulatory approval). Angel has
nearly 40 years' experience in financial
services and has worked in the Banco
Santander group for nearly 20 years in several
senior roles.
Originally joining in 2005, Angel became Banco
Santander's Head of International
Development and Asset Management, before
becoming Global Head of Investor Relations.
In 2014, Angel moved to Brazil, becoming CFO
of Banco Santander Brazil for nine years,
including sitting as Executive Director on its
Board.

Most recently before his Santander UK
appointment, Angel returned to Spain becoming
Banco Santander’s Global Head of Strategy,
Chief of Staff to the Executive Chair and Global
Head of Sustainability, working directly for
Executive Chair, Ana Botín.
"After nearly 20 years working across different
parts of Banco Santander, I am excited to be
joining the UK business. I look forward to working
closely with the Board and the management
team and helping shape the future of the bank."
Subject to regulatory approval, Angel will also be
appointed Executive Director of Santander UK
Group Holdings plc and Santander UK plc.

Strong liquidity, funding and capital position
The CET1 capital ratio remained stable at 15.2%.
Higher profit and a reduction in RWA exposure
were partially offset by £1.5bn in dividends paid in
2023.  RWAs decreased to £69.1bn (Dec-22:
£71.2bn), with lower mortgage lending and active
balance sheet management.
The UK leverage ratio remained broadly stable at
5.1% (Dec-22: 5.2%), with leverage exposure
decreasing to £247.2bn (Dec-22: £248.6bn).
Strong LCR of 162%, maintaining significant
headroom to regulatory requirements.
We continued with our stable and diversified
funding programmes, issuing across a range of
currencies. £8bn of TFSME was repaid during the
period as planned, with £17.0bn outstanding.
The structural hedge position for the Santander UK
plc group decreased to c. £106bn (Dec-22: c.
£108bn), reflecting lower non-rate sensitive
liabilities. The overall contribution to income
increased during the period, and we expect this to
continue going forward as maturities are replaced
with higher yielding assets.
Looking ahead
After initial falls in H2-23, we expect inflation to fall
further in 2024 which will help ease cost of living
pressures for our customers and see the base rate
start to reduce.
We expect Banking NIM to be lower with the impact
of any base rate reduction and pressure on new
business margins to be partially offset by increased
income from the structural hedge.
Balance sheet optimisation and cost management
will again be our focus in 2024, as we continue to
prioritise profitability, capital generation and
investment in our core banking franchise and our
strategic initiatives.
We look forward to continuing our focus on
supporting customers, people and communities.
Angel Santodomingo
Chief Financial Officer (subject to regulatory
approval)

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Financial overview continued

Annual Report 2023	Santander UK Group Holdings plc 24

Our business segments

Retail & Business Banking Retail & Business Banking provides UK mortgage lending and banking services and unsecured lending to individuals and small businesses.	Corporate & Commercial Banking Corporate & Commercial Banking provides banking products and services to SMEs, mid- sized and larger corporates.

Consumer Finance Consumer Finance provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.	Corporate Centre Corporate Centre provides treasury services for asset and liability management of our balance sheet.

Sustainability review

Financial institutions have a critical role to play in addressing sector-specific issues such as financial inclusion and financial crime. They also have a role to play in tackling broader societal challenges such as climate change.
Our Sustainability and Responsible Banking (SRB) strategy aligns to Banco Santander’s and sets out Santander UK’s approach to tackling key sustainability challenges, identified by our materiality assessment, while also supporting our core purpose to help people and businesses prosper. The
SRB strategy embeds Environmental, Social and Governance (ESG) considerations into our business and culture. More information on each of these pillars is shown below. We disclose progress on our ESG strategy across our key reports each year, as outlined below:

Environment		Social		Governance

At Santander UK, we recognise that climate
change is one of the biggest challenges of
our times. Through our updated climate
change strategy, our goal is to support the
UK in tackling climate change. We’ll do this
through a four-pronged approach by:
decarbonising our portfolios in line with the
goals of the Paris Agreement; supporting our
customers in the green transition; reducing
our own environmental impact; and
embedding climate in risk management.
We’re also fully committed to Banco
Santander’s ambition to achieve net zero
carbon emissions by 2050.

Our social agenda focuses on our customers,
our communities, and our people. Education,
employability, and entrepreneurship alongside
financial inclusion, financial health, social
mobility, and diversity and inclusion are
essential to build our social impact ambitions.
We are currently developing a new social
strategy, which will launch in 2024. This brings
together all of our initiatives that are designed
to generate positive impact for our customers
(with a particular focus on Consumer Duty), our
communities, and our people. As part of our
community engagement, we also focus on
empowering students through our Santander
Universities Programme, volunteering
opportunities for our people, our charity
partnership with Macmillan Cancer Support,
and the Santander Foundation.

Robust governance ensures we get the basics
right. High standards of ethics, conduct, and
integrity sit at the foundation of all prosperous
and equitable businesses and societies. They
are also a clear priority in how customers choose
their bank. Our commitment is to be a fair,
transparent, and responsible bank. At the heart
of this is good customer outcomes and fair value.
We deal with any form of fraud against our
customers or other economic crime as a priority.
We uphold the highest standards of governance,
including applying the UK Corporate
Governance Code. You can read more about our
governance practices in the Chair's Report on
Corporate Governance and the Directors'
Report.

Annual Report				ESG Supplement

Strategic Report
Sustainability review
Environment
Strategic environmental priorities
Decarbonising our portfolios
Supporting our customers in the green transition
Environment highlights
Reducing our environmental impact
Embedding climate in risk management
Social
Customers
Communities
Social highlights
Our people
Governance
Governance of SRB strategy
ESG framework in our SRB Strategy
Re-mapping all ESG activities
Update of SRB management forums
Update of SMF accountability for ESG
Being responsible in everything we do
Governance highlights
Sustainability and Responsible Banking
Introduction
Sustainability strategy, progress, and ambitions
Medium-term scorecard and performance
highlights
Climate-related financial disclosures
Introduction
Governance
Our climate change governance structure
Climate change governance activities in 2023
Approved governance structure for 2024
Risk organisational structure
SMF accountabilities
25 26 26 26 26 27 27 28 28 28 29 30 30 30 30 30 30 30 34 35 37 38 39 39 40 40 40
Strategy
Net zero by 2050
Climate strategy
Climate transition plan
Progress within our climate strategy in 2023
Climate-related risks and opportunities
Climate-related risks
Climate change impact on financial planning
The resilience of our climate strategy
Climate-related risks
Climate-related opportunities
Climate stress testing and scenario analysis
Risk management
Climate risk on our key risk types
Climate change risk taxonomy
Climate risk operating model
Managing climate-related risks
Risk management framework
Developments in 2023
– Climate-related risk appetite
– Credit risk
– Operational risk & resilience
– Liquidity risk
– Reputational risk
– Pension risk
– Third-party risk
– Climate risks in our pension scheme
Metrics and targets
Climate change targets and 2023 performance
Aligning our portfolios to meet the Paris
Agreement goals
Supporting our customers in the green transition
Embedding climate in risk management
Reducing our own environmental impact
41 41 41 41 42 42 42 42 43 44 45 46 46 46 46 46 47 48 48 49 49 51
Introduction
A word from our CEO
How we report
Materiality
Strategy, progress, and ambitions
Medium-term scorecard
UN Sustainable Development Goals
Environment
Climate strategy
Decarbonising portfolios
Supporting our customers in the green transition
Reducing our environmental impact
Climate in risk management
Strategy enablers
Environment metrics
Social
Customers
Communities
Our people
Social metrics
Governance
Governance of SRB Strategy
Responsible supply chain and procurement
Ethics & compliance
Privacy and data
Data protection & cyber security
Metric methodologies and data criteria
GRI index & SASB
Directors’ statement
Assurance opinion
Read more
1 2 4 5 7 8 9 9 10 12 12 13 15 18 19 20 21 25 26 27 27 27 28 51 58 59 62

READ MORE IN OUR ESG SUPPLEMENT

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review

Annual Report 2023	Santander UK Group Holdings plc 25
Environment
Our updated climate strategy
supports our contribution
towards Banco Santander’s
ambition to be net-zero by
2050.
Our strategic priorities for environmental
sustainability
Tackling climate change is a key strategic priority
for Banco Santander. The overarching ambition is
to be net zero by 2050 as we support all our
customers' transition to a low-carbon economy and
drive inclusive and sustainable growth. To underpin
this ambition, Banco Santander is a founding
member of the Net Zero Banking Alliance (NZBA)
and the Glasgow Financial Alliance for Net Zero
(GFANZ).
In the UK, we are fully aligned to the Banco
Santander net zero ambition and we have an
important role to play in achieving it. We have
revised our climate strategy to align to the Banco
Santander strategy. Our climate strategy is built
around four key pillars:
–Aligning our portfolios to the Paris Agreement
Goals
–Supporting our customers in the green transition
–Reducing our environmental impact
–Embedding climate in risk management.
Delivering our climate strategy is integral to our
broader business priorities. In 2023 we developed
a first iteration of our internal climate transition plan
which articulates how we will implement our
strategy. You can find more about our climate
strategy and transition plan in the climate
disclosures section of the Sustainability and
Responsible Banking chapter of this report.
Aligning our portfolios to meet the Paris
Agreement goals
We aim to deliver on our net-zero commitment in a
way that delivers real-world decarbonisation. In
2023, we completed an analysis of what this
transition will mean for our lending portfolios. As
part of this, we are disclosing the baselines for our
home and auto finance portfolios which account for
99.8% and 97% of exposures on these portfolios.
This year, UK auto finance lending is also included
within the new Banco Santander net zero target for
this portfolio. Work on the Corporate & Commercial
Banking (CCB) portfolio is ongoing and will
continue into 2024.
The transition plan includes an assessment of the
actions necessary to align our portfolios with the
Paris Agreement goals. We have categorised
these actions into three groups:
–those actions wholly within our control;
–those that we can influence;
–those that we are reliant on and will therefore
need to monitor.
In 2024, we intend to continue to enhance our
data, processes and understanding of internal and
external levers as part of further embedding
climate transition planning within our overall
business strategy.
Supporting our customers in the green
transition
Being a responsible business is a key part of our
strategy for the long term and our day-to-day
decisions. Central to this is how we help our
customers make the transition to a low-carbon
economy.
As with our approach to the cost of living crisis, we
need to help our retail customers to make informed
and practical decisions. An example of this
approach is our Greener Homes Hub. It provides
help on how to make a home more energy
efficient. Additionally, we continued to offer the free
EnergyFact Report in 2023, which gives guidance
on how homeowners can improve the energy
efficiency of their homes. We continue to make
good progress against our plans to support
customers in decarbonising their homes. We’ve
spent much of 2023 on preparing the groundwork
for new partnership propositions which will come
online in early 2024. These new partnerships will
accelerate our work to support customers
understand more about the benefits of energy
efficiency upgrades and improve their end-to-end
journey.
We have also used our position in the market to
drive the public debate on building decarbonisation
in the UK and what policy developments are
needed to support this. We regularly participate in
discussions on how government, banks, and the
wider industry can work together to incentivise
home energy efficiency improvements with cross-
party political stakeholders and civil servants.
This year, we hosted a panel event on home
energy efficiency at the Conservative Party
Conference with Lord Callanan, the Minister for
Energy Efficiency and Green Finance. We also
joined the Better Homes Alliance, a cross-industry
coalition calling for a ‘Rebate to Renovate.’ This
incentivises homeowners to retrofit their homes
through a stamp duty tax rebate linked to energy
consumption. Alongside this, we joined the Warm
Homes Commission, a group which aims to set out
how the next government can tackle the challenge
of bringing the UK’s leakiest homes up to an
acceptable standard of insulation and drive the
switch to low-carbon heating.
In October 2022 we published our 'Buying into the
Green Homes Revolution' report. The report
examined the changing attitudes towards net zero
among homeowners and buyers. Our research
revealed that the main barriers to retrofitting for
homeowners are cost and lack of understanding
and guidance. To address our customers’
challenges, we made a series of recommendations
to the Government. They focused on providing the
right financial incentives; better information on
upgrading properties; and establishing the skills,
infrastructure, and capacity to carry out retrofitting
at scale to meet future needs. We have now
started additional work to expand our
understanding of consumer attitudes towards
retrofitting and to identify further policy levers to
support building decarbonisation. Our findings will
be published in a report in 2024.

2023 environment highlights

£2.8bn Green finance raised and facilitated in 2023

32,000 Customers supported with products and services in their transition to net zero in 2023

Refreshed climate strategy and development of initial climate transition plan

£13.3bn Green finance raised and facilitated since 2021 with a target of £20bn by 2025

READ MORE IN OUR ESG SUPPLEMENT

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

Annual Report 2023	Santander UK Group Holdings plc 26
Environment continued
For business customers, Corporate & Commercial
Banking (CCB) continues to offer its sustainable
finance through sustainability linked loans. Our aim
is to help business customers across all sectors to
access sustainable finance that will support their
sustainability journeys and accelerate their
transition towards a net-zero economy.
Banco Santander's internal Sustainable Finance
Classification System (SFCS) provides the
methodology for how we categorise sustainable
financial products and services. This includes
definitions for green, social, and sustainable
finance. It outlines eligible sectors and business
activities that support environmental and social
sustainability. Sectors include energy, transport,
water and waste management, and real estate.
The SFCS is reviewed annually. Banco Santander
has committed to raise over €120bn in green
financing between 2019 and 2025. Our medium-
term target is to raise or facilitate more than £20bn
of green finance by 2025 and since 2021 we have
achieved £13.3bn.
Reducing our environmental impact
Reducing greenhouse gas (GHG) emissions from
sources under our operational control is a key pillar
of our climate strategy and will contribute to our
target of reaching net zero. We are continuously
looking to drive GHG emission reductions through
enhanced energy efficiency measures and low-
carbon practices and technologies in our
operations. For instance, we are identifying and
implementing energy optimisation measures
including new LED lighting, heating electrification,
Heating, Ventilation and Air Conditioning (HVAC)
system upgrades, and replacement of fan coil
units. 100% of Santander UK plc’s electricity
comes from certified renewable sources, procured
under REGO-backed green contracts.
We have a property strategy in place which runs
until 2025. As part of our internal climate transition
plan we have conducted analysis to assess how
our property strategy will reduce operational
emissions. We are currently on track to deliver
emissions reductions of 45% from our 2019
baseline. Further work will be undertaken in 2024
to understand the requirements for a net-zero
aligned strategy for 2030 and the costs and trade-
offs associated with delivering this.
We have moved into our new headquarters, Unity
Place in Milton Keynes. The building is currently on
track to achieve a Building Research
Establishment Environmental Assessment Method
(BREEAM) ‘Excellent’ rating. This demonstrates
best-in-class practice in sustainable building
design, construction, and operation. Unity Place
offers an open, collaborative, and dynamic
workspace, with open-access public areas and
retail space for businesses on the lower floors to
support community engagement. The building was
designed and built with sustainability in mind. It is
powered by 100% green electricity and does not
have gas supply. Heating and cooling are provided
by a state-of-the-art HVAC system equipped with
air-source heat pumps and heat exchangers.
The rooftop mounted solar panels supply an
estimated annual on-site green energy generation
of over 90,000 kWh. Multi stream waste
segregation is performed on-site, while all
rainwater on the rooftop is harvested and reused
throughout the building. There is also space to
park bicycles and charging points for electric
vehicles.
We continue to monitor and evaluate our energy
and carbon footprint in line with the Streamlined
Energy and Carbon Reporting (SECR) regulation.
In 2023, we used 93,387,392 kWh of energy, a 9%
reduction against 2022 (103,156,234 kWh). This
change was a result of significant reductions in our
electricity and gas consumption. Our GHG
emissions (market-based) were 5,438 tCO2e
compared to 5,963 tCO2e in 2022. 'Market based'
reflects the emissions from the renewable
electricity purchased. Emissions per employee
equate to 0.27 tCO2e, a decrease from 0.32 tCO2e
in 2022. Santander UK’s emissions are calculated
using the UK Government Department for Energy
Security and Net Zero (DESNZ) conversion
factors. Santander Financial Services plc (SFS)
emissions are included in this year's reporting. The
basis of reporting of SECR information can be
found in the climate-related financial disclosures
section under Environmental Performance. Our
total Scope 1, 2, and 3 emissions for 2023 are
shown in the table below.

	2023	2022	2021
Scope 1 tCO2e	2,827	4,512	6,074
Scope 2 tCO2e	16,211	15,624	18,860
Scope 2 tCO2e (Market-based)	84	53	0
Scope 3 tCO2e (Business travel)[1]	2,527	1,398	289
Total[1]	5,438	5,963	6,363
YoY %[1]	(9)%	(6)%	-
Total emissions per employee (tCO2e/	0.27	0.32	0.35
1.Employees that had left Santander UK or were temporarily
absent during each reporting period for 2021-2023 had been
excluded from Scope 3 business travel, but should have been
included. For 2023 we have estimated this exclusion based on available data. We have made the assumption that the profile of employees and the nature of the travel has not materially changed in 2022 and 2021 and we have used the 2023
estimated uplift to restate 2022 and 2021 business travel. This estimation also impacts the Total CO2e emissions, CO2e
emissions per employee, and year-on-year percentage for
2021-2023. Business travel for the excluded population will be reviewed as part of planned enhancements for future reporting periods.
Note: 2021 figures exclude Santander Financial Services plc
emissions, which for 2023 were less than 3% of total
emissions and considered not material to be included in 2021.
The amount of business travel continues to
increase as we spend more time in our offices and
branches post Covid-19. This resulted in greater
Scope 3 emissions compared to 2022. However,
the distance travelled, and resulting emissions,
remain significantly lower than pre-pandemic
levels. Despite this increase, total emissions
reduced in 2023 because of reductions in gas and
electricity consumption. This is largely due to the
rationalisation across the head office estate, with
the removal of several sites from the Santander
Head Office Estate including Bootle and
Newcastle, The old Milton Keynes sites were
vacated in Q4 2023 with the opening of Unity
Place.
The current refurbishments underway at Triton
Square, which include replacing lower efficiency
mechanical, electrical, and plumbing assets
(pumps, passenger lifts, LED lighting, HVAC
upgrades, air handling units, fan coil units) are still
ongoing. Several floors of the site were completed
in 2022/2023. In 2023, a further three head office
sites also started refurbishments.
Across the retail estate upgrades to HVAC units
have also been rolled out. Santander UK works
with a specialist third party to monitor energy
consumption across the estate, optimising energy
use through improving controls. Santander UK’s
environmental staff engagement initiative, Go
Green, delivers a broad range of sustainability
focused campaigns and initiatives to encourage
colleagues to adopt sustainable behaviours as well
as provide practical energy savings tips. All these
measures contribute towards reducing Santander
UK’s overall energy consumption.
Embedding climate in risk management
Our Credit Risk Officer (CRO) is the Senior
Management Function (SMF) responsible for
identifying and managing climate-related risks
supported by the Environment, Social, and Climate
Change (ESCC) team who sit within Enterprise
Risk. Over the years, our Line 2 function has
carried out extensive work to ensure we identify
both physical and transition risks relating to climate
and how they can manifest and affect the Bank
and our customers. This work is guided by UK and
EU regulatory expectations and is aligned to
Banco Santander’s expectations. It remains
ongoing and progress is reported to the ERCC and
Board Risk Committee on a regular basis.
Our Line 2 risk function is leading work to develop
Santander UK’s internal climate risk modelling
capabilities. This involves delivering an annual
climate internal stress analysis (CISA) exercise
and a related data development programme. Over
time, this will enhance our capacity to:
–Identify physical and transition risks in a variety
of scenarios including potential governmental
policy changes and the resulting macro-
economic environment
–Consider the business model risks arising from
each scenario
–Develop risk appetite metrics or limits to monitor
and manage risks arising from climate change
–Embed climate-related considerations into credit
decisioning by way of education to both our staff
and customers.
We expect that the metrics and targets we use to
monitor progress will be embedded into the risk
framework during 2024 and align to Banco
Santander’s strategy and ambitions. We also
anticipate that the CISA scenarios will, in future,
support the external science-based pathways that
are used in the analytical underpinning of this plan.
This will help us to assess business model viability
through the low-carbon transition.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

Annual Report 2023	Santander UK Group Holdings plc 27
Social
As part of our SRB strategy, in
2023 we began work on a
social strategy that goes
beyond traditional banking
services – focusing on our
customers, our communities,
and our people.
The implementation of consumer duty at
Santander UK in 2023 has provided additional
focus on putting our customers at the heart of
everything we do to ensure good customer
outcomes. Therefore, our new social strategy will
include a commitment to enhance financial
inclusion for our customers. We will continue to
expand our products and services to ensure
everyone has access to the financial tools and
resources they need. In addition, we’ll continue to
help our customers improve their financial
resilience with tools such as our free financial
health check, which gives tailored support and tips
to improve financial education and health.
Findings from the Financial Inclusion Commission
show the importance of financial inclusion in the
UK. The Commission states that 12.5 million UK
adults have little or no confidence in their ability to
manage money, with 22% of adults having less
than £100 in savings. Our financial inclusion
strategy sets the ambition for Santander UK to be
financially inclusive. Our goal is to help people
improve their financial skills, gain access to
financial services and develop financial resilience.
This means care and support need to be at the
heart of our products and services, and the
guidance and education we provide to customers.
Our customers
Enhancing customer support
In 2023, we helped more customers than ever,
with our branch colleagues taking more than 5.8m
calls (2022: 4.9m). We continue to provide regular
coaching to develop our peoples’ skills in
telephone support. Voice training (training new
starters in branch on how to support customers
through the telephony channel) is now standard for
all new branch starters.
We continue to offer a face-to-face service in our
444 high street branches. We’ve also refurbished
47 of our branches, opened two new Work Café
branches to add to our first Work Café in Leeds
and continued our support of the Banking Hub
initiative with Cash Access UK Ltd.
Support for smaller businesses
Against the backdrop of rising costs and difficult
economic conditions, we continue to support small
and medium-sized enterprises (SMEs) through
Santander Breakthrough. Breakthrough provides
these businesses with practical, on-demand tools
and support.
In 2023, 18,996 businesses accessed these
resources, which are designed to respond to the
topics they need most help with, such as
increasing business overheads and costs. We
have continued to expand our mentoring and
coaching for business owners to help them make
the right decisions at the right time.
Our communities
Education, entrepreneurship, and
employability
As part of our new Social strategy, our ambition in
2024 and beyond will be to expand our reach and
help a growing number of people build the skills
they need to improve their career prospects. We
believe that education and lifelong learning are
today’s solution to a brighter future.
Santander Universities
We are very proud of our work over the last 15
years to support education, skills development,
and entrepreneurship through our Santander
Universities programme. We have donated more
than £105m to our university partners across the
country and supported upwards of 130,000
students into and through higher education. As we
look to the future, our aim is to make sure that our
programmes provide practical support, resources,
and advice to help learners and businesses more
than ever before.
We have developed a programme that helps level
the playing field for students from
underrepresented groups. The programme
provides more choice and delivers support in the
right way and at the right time. We do this by
working with our established university partners to
create opportunities for underrepresented
students. This can be through scholarships, living
wage internships that help students consider their
future, or specialist entrepreneurial centres to help
learners turn passion projects into businesses.
We know that higher education isn’t for everyone.
This is why we’re also investing in adult education
that provides a pathway to better skills for all, no
matter where they are in the UK. So, while we
continue to award £4m every year through
scholarships and support, we are also looking to
do more. We will share more free, accessible
learning programmes through the Santander Open
Academy with people from all backgrounds.
Financial education
We believe all children and young people need a
solid financial education. Our ambition is to
become a reference within the banking industry in
financial education by 2025.
Experts have told us the best way to create
confidence with money is to teach financial
concepts when people are young. This helps them
to make better decisions about their money and
protect their finances later in life.
In 2023, we campaigned for financial education to
be compulsory in English primary schools and for
all teachers, parents, and students to have easy
access to education resources. We provide
financial education resources through The
Numbers Game in partnership with Twinkl. We
also held a drop-in session with MPs and policy
makers in Westminster to raise awareness of the
need for statutory financial education across in
primary schools.
In 2024, we plan to publish a paper with the Social
Market Foundation and Twinkl, analysing the
barriers to making financial education mandatory in
English primary schools, and how these can be
overcome. The Money and Pensions Service
Strategy for Financial Wellbeing underlines the
importance of financial education. The strategy’s
goal is to deliver meaningful financial education to
an additional two million children and young people
by 2030, increasing the target to 6.8 million.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

Annual Report 2023	Santander UK Group Holdings plc 28

2023 social highlights

External recognition
Recognition for our work on inclusion and
employee support includes: Times Top 50 for
Gender Equality; Top 30 Social Mobility
Index; Top 40 Stonewall Workplace Equality
Index; Top 30 Working Families Benchmark;
Exemplary Employer Status from Investing in
Ethnicity; Menopause Friendly Employer
Awards Most Open Workplace.

3.7 million
Since 2019 we have financially empowered[2]
3.7 million people surpassing our 2025 target
of 3 million. This has been largely achieved
through our financial education initiatives
which have seen 3.1 million children and
young people given a meaningful financial
education.

Engaged people Our employee engagement index of 8.2 is in the top 25% of external benchmark data[1].	Social mobility We have launched our Mobilise mentoring programme for disadvantaged students in our local communities.

READ MORE IN OUR ESG SUPPLEMENT
1.Employee Engagement Index according to external benchmark by Workday Peakon Employee Voice.
2.Number of people, mostly unbanked, underbanked or in a situation of vulnerability who, through our products and services and social investment initiatives are able to get access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.

Social continued
Santander Foundation
We are proud of the impact achieved by the
Santander Foundation in 2023, delivering more
than £1.8m to local charities to improve the digital
and financial capabilities of people facing
disadvantage.
With support from the Foundation, charitable
partners have delivered services to over 5,330
people. This has led to at least £389,293 of
savings and benefits, providing data to 1,199
people, supporting them to increase their financial
and digital capabilities.
In 2023, the Foundation set up workshops to share
learnings between our funded charities. It also
launched a new programme to help funded
partners communicate their cause and impact
effectively.
The Foundation also boosted Santander UK
colleagues’ fundraising through the Matched
Donations programme. This increased the value of
donations raised by colleagues with £471,674 of
additional funding.
Macmillan Cancer Support
2023 was the second year of our strategic
partnership with Macmillan Cancer Support. The
partnership is aligned with our financial inclusion
goals and aims to help people with cancer
overcome financial challenges they may face.
In 2023, we continued to develop our referral pilot
which connects customers with Macmillan support.
We are also continuing to review the customer
journey and experience for customers with cancer,
taking into consideration the Consumer Duty
requirements.
During the year, Santander UK colleagues and
customers also raised £1,230,124 in charitable
funding for Macmillan, exceeding our partnership
goal of £1m. Our people organised events such as
coffee mornings and completed challenges,
alongside volunteering their time.
Our people
Our culture
We are part of a global organisation united by a
common culture: The Santander Way. This
encompasses our purpose – to help people and
businesses prosper – and our aim to be the best
open financial services platform, by acting
responsibly and earning the lasting loyalty of our
people, customers, shareholders, and
communities. It also reflects our Simple, Personal
and Fair values, our risk culture, and our
behaviours.
Our TEAMS behaviours – Think Customer,
Embrace Change, Act Now, Move Together, and
Speak Up - are crucial to delivering our strategy in
a responsible way. They provide the direction for
how our culture enhances customer focus,
business agility, collaboration, and simplicity. In
2023, we launched our people deal which sets out
what our people can expect from working at
Santander UK. It is made up of six pillars:
–The place to be yourself
–Unleash your potential
–Raise the bar
–There when it matters
–Valued for your impact
–Shape the future.
Alongside standard elements like pay and benefits,
it outlines some less familiar things our people can
expect. These include our virtual GP service,
Help@Hand, and inclusive training programmes. It
also details what we expect from our people in
return, including our TEAMS behaviours and
putting good customer outcomes at the heart of
everything we do every day.
Listening to our people
To help us to achieve our culture ambitions, we
listen to our people to find out what’s working well
and where we can do things differently. Our
monthly pulse survey, Your Voice, lets all of our
people give feedback on our ways of working and
their employee experience. It supports us to
measure our culture, and how we’re delivering
against our people deal, providing real-time data
and sentiment to whether our employees
experience the TEAMS behaviours we set out to
achieve, and if we are delivering against our
strategy and a positive employee experience.
Throughout 2023, we saw steady improvement
across all aspects of our employee engagement.
All the engagement drivers that feed into our
engagement score sit above the external
benchmarks and many are in the top 25% or
higher. Our overall 2023 employee engagement
score was up 0.4 points to 8.2 out of 10 (2022:
7.8). This puts us in the top 25% of Peakon’s
external finance benchmark.
Diversity, equity, and inclusion
Our people deal has diversity, equity, and inclusion
(DEI) at its heart. This is particularly reflected in
The place to be yourself and There when it matters
pillars.
Our commitment is to be a truly inclusive
organisation that prioritises equity and reflects the
customers and communities we serve. We
designed our DEI strategy to deliver this
commitment. It is designed on the principles of
intersectionality, balanced representation,
leadership, advocacy, allyship, transparency, and
accountability.
In 2023, our DEI focus was on three priority areas:
Social Mobility: We are building on our status as a
leading voice for social mobility in financial
services. As a founder member of Progress
Together, we are proud to have contributed to their
Shaping Our Economy report, which creates a
much-needed benchmark for social mobility in
financial services. We also launched our Mobilise
mentoring programme with The Lead Mindset.
This first-of-its-kind programme offers education,
support, and mentoring to disadvantaged 14-16
year-old students in our local communities. The
programme runs over three years and aims to
make a real difference to career outcomes.
Women in STEM: Our Women in STEM
Campaign focuses on building our talent pipeline
of women who are skilled in science, technology,
engineering, and maths. A core part of the
campaign is our bespoke Women in STEM
Leadership Programme which helps to develop our
existing female employees in this growth area.
Black inclusion: We continue to make progress
against our commitment to tackle under-
representation of Black talent in our senior roles.
100 employees have now graduated from our
Black Talent Programmes, which support
employee progression through sponsorship,
leadership development, and access to
inspirational Black role models. We are proud to
have become signatories of the Halo Code, which
destigmatises afro hair in professional spaces as
we continue to have conversations about Black
inclusion.
Wellbeing
Wellbeing is essential to helping our employees
thrive and is a significant part of our people deal.
Our comprehensive approach promotes positive
wellbeing every day and spans mental, physical,
social, and financial wellbeing.
We focus on prevention first with initiatives such as
our Gympass and Mental Health Network. We also
aim to be there for our people in the moments that
matter, including the intervention and crisis stages
of wellbeing. Key areas of support include
Help@Hand, which provides virtual GP
appointments and counselling, as well as specific
interventions such as health and cancer screening.
Our internal Wellbeing Hub is a single, easily
accessible source for all our wellbeing support
resources. It has been accessed 200,000 times in
the last three years.
In the face of the cost of living crisis, we are
prioritising financial wellbeing. Financial support
options have been strengthened including the
Santander Support Fund, which helps colleagues
who are most in need, especially those dealing
with challenging life events. We continue to raise
colleague awareness on the support available,
including our dedicated financial support helpline,
which was launched in 2022.
We continue to provide all of our 3,800 people
managers with Positive About Mental Wellbeing
training. This equips them with tools to help
prioritise positive mental wellbeing every day,
recognise when more support may be needed,
and help colleagues access support. Our Mental
Wellbeing Network also offers peer support, raises
awareness, and promotes positive mental
wellbeing through a series of events and resources
to its 2,000+ members.
We have been recognised for the support we
provide to enhance our people’s wellbeing. This
includes a Best for Wellbeing award by Great
Place to Work and Employer Initiative of the Year
at the Inside Out Mental Health Awards for the
additional support we give our colleagues who
serve extremely vulnerable customers.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

Annual Report 2023	Santander UK Group Holdings plc 29
Governance
The third pillar of our SRB
strategy acts as a foundation for
all of our ESG activities and
initiatives. For more on bank-wide
governance see the Corporate
Governance section.
Governance of our SRB Strategy
In 2023, we completed a full review and update of
our ESG operating model. this has future proofed
the governance of our SRB strategy and ensures
we are equipped to respond to new regulatory
requirements. Given the fast-evolving nature of
ESG, this work will continue into 2024 as we
embed ESG criteria further into all aspects of our
business. Key outputs in 2023 included:
Adoption of an ESG framework in our SRB
strategy
To align with Banco Santander priorities, we
restructured our SRB strategy around an ESG
framework. The new three-pillar strategy
concentrates activities within Environmental,
Social, and Governance areas. We also revised
our climate strategy and are developing a new
Social strategy so they align to the areas where we
can have the greatest impact. Executive
Committee members hold accountability for each
focus area.
Re-mapping all ESG activities across the
business with clear ownership
We have made good progress with embedding our
SRB strategy across the business. Yet, regulatory
and stakeholder expectations around sustainability
and ESG are increasing. We therefore need to
ensure every area of our business is set up to
respond in an agile, consistent, and appropriate
manner, and has clear accountability defined. With
this in mind, in 2023 we re-mapped all our ESG
activities to ensure they are aligned to our new
ESG framework. With all divisions expected to
deliver against our SRB strategy, we also defined
clear involvement, roles, and responsibilities for all
ESG activities in each business division.
Updating SRB governance and management
structures
Recognising the change in our approach to ESG,
we also reviewed our governance and
management forums to ensure they have clear
authority and accountability to deliver the ESG
operating model and our SRB strategy. Details are
shown in the graphic.
Update of Senior Management Function
accountability for ESG
Our revised ESG operating model also considers
the importance of senior management
responsibilities. In addition to ExCo responsibility
for different components of the SRB strategy, we
have also reviewed overall Senior Management
Function (SMF) accountability for ESG. The CEO
oversees development and delivery of our SRB
strategy, ensuring it is aligned with the bank’s
strategy and is embedded throughout the
business.
The CEO is assisted by the Director of
Communications and Responsible Banking who
takes day-to-day responsibility for delivering the
SRB strategy. The Chief Risk Officer continues to
oversee the identification and management of
financial risks of climate change. The CFO is
accountable for ESG reporting and disclosure,
including auditing and assurance of ESG data.
Being responsible in everything we do
Human Rights and Modern Slavery
Banco Santander's sustainability policy sets out its
commitment to protect human rights. This policy
takes into account the UN Guiding Principles on
Business and Human Rights and expresses Banco
Santander’s opposition to forced labour and child
exploitation. We adopted this policy for Santander
UK, strengthening our commitment to tackling
human rights.
Since the introduction of the Modern Slavery Act
2015, each year we also reviewed how we prevent
modern slavery and human trafficking (MSHT) in
our business and supply chain.
Our key focus areas, each of which we cover in
our annual MSHT statements, are customer due
diligence, collaboration and information sharing,
risks associated with third-party suppliers, pension
providers and employee training.
Fair pay and transparency
In 2023, we took further action to relieve cost of
living pressures on our people. This included a
one-time payment of £400 to all colleagues below
senior leader level in February, separate to the
2023 annual pay review. We continue to check that
salary reviews and changes to reward policies do
not have an adverse impact on any employee
groups. We are transparent about pay and benefits
and are proud to have been an accredited Real
Living Wage employer since 2015. We voluntarily
publish our Ethnicity Pay Gap in our annual
Everyday Inclusion and Pay Gap Report. We also
voluntarily disclose our CEO pay ratio in the
Remuneration Implementation Report in this
Annual Report.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability review continued

Annual Report 2023	Santander UK Group Holdings plc 30

2023 governance highlights

38% of the Board are women The Board aims to maintain at least two members who are female and aims to have 40% female representation by 2025.	Corporate Governance We uphold the highest standards of governance, including applying the UK Corporate Governance Code.

10% of the Santander UK quantitative remuneration scorecard is based on ESG metrics.	ESG senior management accountability in place for our SRB strategy.

READ MORE IN OUR ESG SUPPLEMENT

Sustainability Governance

Board Responsible Banking Committee

Senior Management Committee
Environmental, Social and Climate Change Risk

Level 1 Senior leadership		ESG Leadership Forum

ESG Data Programme

Level 2 Bank-wide divisional input and delivery
	ESG Finance Review Meeting	ESG Meeting	Green Finance Taskforce	Transition Planning Meeting

	Review of all ESG data and reporting prior to use	Assesses ESG related customer products and propositions, lending and campaigns inc. greenwashing risk	Oversees green finance (GF) delivery reporting into One Europe GF team	Oversees climate strategy and transition plan including workplan delivery

Listening to our Stakeholders
The Boards of the Company and Santander UK plc
(the RFB and the Boards) have identified our
customers, employees, regulators, communities
and investors as our key stakeholder groups on the
basis of their importance in ensuring the continuing
success of Santander UK. While not a stakeholder
in the strictest sense, we also take into account our
impact on the environment and climate given its
criticality to life and business in general.
Balancing the interests of these stakeholder groups
alongside the interests of Santander UK is key to
ensuring that we operate as a sustainable,
responsible and profitable business, and we
therefore seek to ensure that this is embedded in
our strategy.
To support the Boards and their Committees in their
considerations, in 2023 the Corporate Governance
team refreshed the training on how to write good
board papers, offering it to all members of
management who prepare board papers. The
training, a video of which has also been made
available to management online, includes a specific
focus on the directors' duties arising from s172 and
how management's preparation of their papers
plays a key role in ensuring that the Directors can
discharge their responsibilities in a fully informed
manner. In addition, our Board paper template
includes a section for management to advise the
Directors on customer and other stakeholder
considerations.
In 2023, the Boards continued to spend time, inside
and outside of formal meetings, engaging with
stakeholders and discussing their interests,
including visiting branches, contact centres and
offices around the UK to better understand the
needs of our customers, employees and
communities. Each Director meets with our
principal regulators, the PRA and FCA, on a
periodic basis to understand their views, and they
also attend our Board meetings from time to time.
The Board meets regularly with members of
management and the directors of Banco Santander
SA, the Company’s shareholder, and in February
2023, the Board held a full meeting cycle in Madrid
to strengthen relations and encourage
collaboration.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Stakeholder voice

Annual Report 2023	Santander UK Group Holdings plc 31

READ MORE ON PAGE 70 IN OUR BOARD RESPONSIBLE BANKING COMMITTEE CHAIR’S REPORT
Key stakeholder groups

Customers	Investors	Employees	Communities	Climate	Regulators

Consumer Duty

Stakeholders considered

Background
In creating the Consumer Duty (the Duty), the FCA challenged firms to not only raise the bar in terms of the minimum standard of outcomes and value expected for their customers', but to also achieve a cultural shift to ensure consistent delivery of those outcomes.

How the Board approached it
As required by the FCA, the Board approved the Consumer Duty implementation plan and appointed Nicky Morgan, independent Non-
executive Director and Santander UK plc RBC Chair, as Consumer
Duty Champion in October 2022. Since then, the RBC has overseen our implementation and compliance with the Duty on a holistic basis, with the aim of ensuring that our employees are appropriately empowered to put our customers at the heart of everything we do, that Santander UK is therefore able to ensure good customer
outcomes, and that our regulatory relationships remain strong.

Outcome
Culture is a key element of the Duty and we have satisfied ourselves that our strategy and employee value proposition (including our purpose and behaviours) are aligned to the spirit of the Duty and fully embedded across the business. The Directors’ individual employee engagement programmes have allowed us to assure ourselves,
firsthand, that our employees have our customers at the heart of their decision making, and that they feel proud to do so. The results of our employee engagement survey, which are reported to the RBC
quarterly, also support this conclusion.
In July 2023, we formally assessed the delivery of the first phase of the Duty, in line with the deadline set by the FCA. In preparation for this, we held a workshop during which management gave examples of how they had approached the implementation of the Duty, including the Fair Value Assessment process, the findings of the reviews they had completed and the proposed actions arising from them. As a result of management’s thorough approach, we were able to agree that Santander UK is on track to meet the requirements of the Duty.
In December 2023, we considered the first iteration of a new Board
Consumer Duty dashboard which will allow us to provide effective oversight going forward.  The implementation timelines set by the
FCA were stretching and we thank management for their hard work.

READ MORE IN OUR CEO REVIEW ON PAGE 07

Climate strategy and planning

Stakeholders considered

Background
As part of the Banco Santander group which has committed to
reaching Net Zero by 2050, it was critical that we agreed a climate strategy and underlying transition plan to ensure that we are positioned to deliver on that commitment.

How the Board approached it
In February 2023, the Board set management the challenge of re-
articulating our climate strategy and defining a robust climate transition plan by the end of 2023. Given that climate transition planning was an untrodden path for Santander UK, the Directors recognised the importance of giving management clear guidance and feedback, and they engaged with management throughout the year, both informally and in formal Committee meetings, to ensure
successful delivery within the deadline.

Outcome
We recognise the importance of having an ambitious yet realistic climate strategy and Plan to support the UK’s and Banco Santander’s transition to net zero, and that these need to be aligned with
Santander UK’s broader commercial strategy and risk management approach and appetite in order to ensure that it benefits all our key stakeholder groups, including our investors and regulators.
In June 2023, the RBC considered and recommended to the Board a new Climate Strategy. Having certainty as to our strategy allowed management to focus on the alignment of an initial internal Transition
Plan which articulates the activity within the control or influence of
Santander UK and external factors we need to monitor. Supporting our customers in their own carbon transition is a key part of this and we continue to encourage management to identify and deliver
innovative, effective and commercially viable initiatives which will help our customers achieve their ambitions.
Having given feedback to management on the  initial internal
Transition Plan in October, the RBC was pleased to have the Board agree with its recommendation to approve the Climate Strategy and initial internal Transition Plan in December 2023. While we will not be publishing this version of our Transition Plan, we look forward to sharing a further iteration in due course.

READ MORE IN OUR CLIMATE-RELATED FINANCIAL DISCLOSURES ON PAGE 38

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Stakeholder voice continued

Annual Report 2023	Santander UK Group Holdings plc 32
Non-financial information disclaimer
This Annual Report contains, in addition to financial information, non- financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. The NFI can be found throughout the report but mostly in the Sustainability and Responsible Banking Section. NFI
is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. The methodologies used to prepare our NFI metrics and independent assurance of selected metrics can be found in our 2023 ESG Supplement. NFI is based on various materiality thresholds, estimates, assumptions, judgments, and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 33
Welcome to Sustainability
and Responsible Banking

Sustainability and Responsible Banking

The Sustainability and Responsible Banking (SRB) section of this report responds to increasing demands by stakeholders for more information on our strategy and performance around ESG alongside our traditional financial reporting. In this section, we give an overview of our approach to SRB. This includes our strategy, material issues, progress against our medium-term targets, and a selection of highlights. It also includes mandatory disclosures such as our response to the Taskforce on Climate-related Financial Disclosures
(TCFD). We will continue to update our ESG disclosures in line with future regulatory guidance and market practice. Further information on our environmental, social, and governance activities and performance is provided in our 2023 ESG Supplement, which is available on our website (and does not form part of this Annual Report). Our ESG Supplement also includes the results of a limited assurance engagement on certain ESG metrics. Our website also gives more information on all our ESG-related reports and disclosures. Banco
Santander lists all of its ESG reports and disclosures on its website.

Contents

Introduction	34
Sustainability overview	35
Medium-term scorecard and performance highlights	37
Climate-related financial disclosures	38

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 34

Sustainability overview

ESG has become a key activity within financial services companies. Financial institutions have a critical role to play in addressing sector-specific issues such as financial inclusion and financial crime. They also have a role to play in tackling broader societal challenges such as climate change.
Our SRB strategy sets out our ambition to be a sustainable and responsible bank; one which tackles the key challenges identified in our materiality assessment while also supporting our purpose to help people and businesses prosper. The SRB strategy responds to our most important sustainability issues and embeds environmental, social, and governance considerations into our business strategy and culture. More information on each of these pillars is shown below. Each pillar has its own aim and its own strategic pillars which correlate to the material topics from our 2023 single materiality assessment refresh.

READ MORE IN OUR ESG SUPPLEMENT

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability and Responsible Banking continued

Annual Report 2023	Santander UK Group Holdings plc 35

Environment

Aim:	Strategic pillars:	Material topics:		UN SDGs:
Contribute towards Banco Santander group ambitions to be net zero carbon by 2050 and meet regulatory requirements.	1. Aligning our portfolios to meet Paris Agreement goals 2. Supporting our customers in the green transition 3. Reducing our environmental impact 4. Embedding climate in risk management	–Climate change –Green finance –Biodiversity and land use management –Pollution and waste management

Social

Aim:	Strategic pillars:	Material topics:		UN SDGs:
Support productive, inclusive growth across our key stakeholder groups: our customers, our communities and our people.	1. Customers: Making their better happen 2. Communities: Education, employability, and entrepreneurship 3. Our People: Thriving workplace	–Innovation and digitalisation –Diversity, inclusion, and employee wellbeing –Talent and performance management –Affordable housing	–Financial health –Financial inclusion and empowerment –Community engagement and support –Human and labour rights

Governance

Aim:	Material topics:			UN SDGs:
We will aim to be responsible in everything we do with ethics and integrity being a solid foundation of our SRB strategy.	–Innovation and digitalisation –Reputation as a responsible bank –Ethics and compliance	–Organisational culture and governance –Privacy, data protection, and cybersecurity –Responsible supply chain and procurement

Environment

2023 Progress
In 2023, we updated our climate
strategy to align with Banco
Santander’s approach. To support
the implementation of this strategy
we also developed the first
iteration of our internal climate
transition plan.
Portfolio alignment - We have
undertaken an assessment of the
emissions arising from our
mortgage, auto finance and
commercial lending portfolios and
are disclosing baselines for
mortgage and auto finance. We
also assessed what 2030 targets
for these may look like and the
actions required to achieve them.

Supporting our customers - We spent
much of 2023 on the groundwork for
developing new partnership
propositions which will come online in
early 2024. We have also used our
position in the market to stimulate the
public debate on building
decarbonisation in the UK.
Our own emissions - We have a
property strategy in place which runs
until 2025 and we are currently on
track to deliver emissions reductions of
45% from our 2019 baseline.
Climate risk - Our Line 2 risk function
continues to develop our internal
climate risk modelling capabilities.

2024 Ambitions
In 2024, we will continue to
enhance our internal climate
transition plan and the data and
processes that support it.
Portfolio alignment - We intend to
further integrate our internal climate
transition plan with our green
finance and financial planning
processes. We will also enhance
the underlying data supporting our
financed emissions calculation.
Supporting our customers - We
intend to launch test and learn
propositions to gain greater insight
into how we can best support our
mortgage customers in the
transition to a net zero economy.

Our own operations - We will start
work to extend our property
strategy to 2030. We also intend to
expand our internal climate
transition plan to cover more
areas, including  our supply chain
emissions.
Climate risk - We will undertake an
internal climate stress test using
the capability we have developed
in 2023. The results will be used to
inform future targets and our risk
appetite. They will also enhance
our assessments of how climate
change can affect our customers
businesses and resilience.

Social

2023 Progress
We started to update our Social
strategy in 2023 and have agreed
the three pillars of our approach.
Key results included:
Our customers - We focused on
supporting our customers with
resources to gain financial
education. We contacted 2.5
million of our customers
experiencing financial difficulty and
helped them put plans in place to
get back to financial fitness or
signpost them to help.

Our communities - Santander
Universities awarded 100 students
from underrepresented groups £30k of
funding each over three years. We
continued to provide financial
education to young people with The
Numbers Game in partnership with
Twinkl and My Money Week.
Our people - We have executed the
last phase of our three-year strategy
Everyday Inclusion and focused on
being a leader in social mobility. We
have achieved multiple awards and
positive benchmarks to our DEI work.

2024 Ambitions
Into 2024 we will look to finalise our
Social strategy focusing on our
three key pillars. We aim to develop
key targets and associated delivery
plans for each.
Our customers - We will continue to
help our customers improve their
financial inclusion and resilience by
ensuring everyone has access to
the financial tools and resources
they need.

Our communities - We will work to
improve education, employability,
and entrepreneurship throughout
the UK. We’ll continue to evolve
our volunteering programme,
community investment, and our
work with the Santander UK
Foundation.
Our people - We will continue to
put Social Mobility at the centre of
our DEI work, using our skills and
resources to enable people to
make the most of their potential.

Governance

2023 Progress
We completed a full review and
update of our ESG operating
model. Key outputs include:
Adoption of an ESG framework in
our SRB Strategy: To align with
Banco Santander priorities, we
have restructured our SRB
strategy around an ESG
framework.
Re-mapping all ESG activities
across the business with clear
ownership: With all divisions
expected to deliver against our
SRB strategy, we also defined
clear involvement, roles, and
responsibilities.

Updating SRB governance and
management structures: We reviewed
our governance and management
forums to ensure they have clear
authority and accountability to deliver
the ESG operating model and our
SRB strategy.
Update of Senior Management
Function (SMF) accountability for
ESG: Considers the importance of
senior management responsibilities
and reviewed overall SMF
accountability for ESG.

2024 Ambitions
We will look to continue our work to
finalise a specific governance
strategy for the organisation to
ensure this aligns with Banco
Santander, upcoming regulatory
requirements, and fits within the
wider context of our Environmental
and Social pillars.

Work will continue into 2024 to
further embed ESG within a range
of business areas, including but
not limited to: processes, policies,
risk appetite, roles and
responsibilities, and remuneration
to create a strong ESG culture
within the business.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability and Responsible Banking continued

Annual Report 2023	Santander UK Group Holdings plc 36
Medium-term scorecard and performance highlights
In late 2021, we established our SRB medium-term scorecard (MTS). It covers key areas of our SRB strategy and has set targets for 2022-2025, and in some cases 2030. The targets were set with two main considerations: Ensuring that they strengthen our contribution to Banco Santander group’s public commitments and that they will help us to meet our own sustainability priorities.
In 2023, we started a review of our public commitments in line with the revised structure of our SRB strategy ensuring consolidation of our key focus areas. We will continue this work into 2024 and provide an update on our new public targets in 2024, given we have achieved some of our medium-term targets before the target date of 2025.

Diversity, inclusion, and belonging	Diversity, inclusion and, belonging
33.9% senior female employees	12.8% senior Asian, Black, and other Minority Ethnic employees
We continued to increase women in our senior management positions, however, this is still below the lower end of our target. We will continue to work hard to increase diversity and representation at senior employee levels over the medium term.

Senior Asian, Black, and other Minority Ethnic employee representation increased in 2023 and we hit the lower end of our target. We continue to work with our culture team to improve diversity and inclusion.

Target: 50% (+/-10%) by 2025 (2022: 33.2%)	Target: 14% (+/-2%) by 2025 (2022: 11.1%)

Financial Inclusion	Financial Empowerment
3.1 million[1] children and young people given a meaningful financial education	3.7 million[1] people financially empowered[2]
Our financial education initiatives saw another year-on-year increase in performance and we surpassed our 2025 target.
This year the people financially empowered metric performed strongly with a significant increase from 2022 and we have now surpassed our 2025 target.
Our financial education initiatives saw another year-on-year increase in performance and form the majority of this metric.

Target: 2.2 million by 2025 (2022: 1.7 million2)	Target: 3 million by 2025 (2022: 2.1 million2)

Supporting customers in the green transition	Social mobility
105,000[4] customers supported to become greener with products and services[3]	29%[5] of senior employees from a lower socio-economic background
Performance is in line with expectations. We are looking into new test and learn propositions in 2024 to provide more opportunities to support our customers in their own transition.	We continue to encourage our senior leaders to disclose their socio- economic background and continue to integrate social mobility into our SRB agenda.
Target: 180,000 by 2025 (2022: 73,0004)	Target: 35% by 2030 (2022: 29%)

Supporting customers in the green transition	Diversity, inclusion, and belonging
£13.3bn4 of green finance raised and facilitated	38% of women on the Board
Performance was in line with expectations. Mortgage balances were down in 2023 due to the challenging mortgage new business environment and our decision to deleverage our mortgage portfolio.
The Board aims to maintain at least two members who are female and aims to have 40% female representation by 2025. Our female representation on the Board increased in 2023. We are in the process of ensuring an orderly succession for key Board positions and we expect further changes in 2024.

Target: £20bn by 2025[3] (2022: £10.5bn4)	Target: 40% by 2025 (2022: 33%)
1. Cumulative since 2019.
2. People financially empowered: Number of people that are unbanked, financially underserved, in financial distress, with difficulty to access credit, or with financial knowledge constraints who through our products and services and social investment initiatives are able to get access to the financial system, receive tailored finance, and increase their financial knowledge through financial education.
3. Banco Santander's Sustainable Finance Classification System (SFCS) defines what investments can be considered green or social financing. We applied the SFCS to our lending and identified the following as green financing: renewable energy and other green energy financing; mortgages on properties with A- or B-rated EPC; and financing for electric vehicles, hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below 50g CO2/km.
4. Cumulative since 2021.
5. We are also developing new ways to create momentum in our internal Social Mobility network, a network of motivated colleagues who are working to deliver change for young adults in the community and our own workforce. The 2023 result is the same as 2022 as the survey is due to be completed again in 2024.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Sustainability and Responsible Banking continued

Annual Report 2023	Santander UK Group Holdings plc 37
Introduction
We are committed to Banco Santander’s net-zero
2050 ambition. This commitment is embedded into
our business strategy and influences how we
address climate risks in our business. We believe
that the banking sector has a major role to play in
combatting climate change and this role is
constantly evolving. So, we continually seek to
improve the way we measure, manage, and report
on climate change.
We support the Financial Stability Board’s (FSB)
objective of improving climate-related financial
reporting through the Taskforce on Climate-related
Financial Disclosures (TCFD) recommendations.
This section provides our climate-related financial
disclosures for 2023. We continue to evolve our
disclosures as we increase our understanding of
how climate change is affecting and will affect our
business and customers. We do this by explaining
how we manage climate risks and incorporate
them into our governance model and strategy and
how we are accelerating the low-carbon transition
through green finance.
Status of our response to the TCFD
recommendations
From 1 January 2023, we are required to report
against the Companies Act 2006 requirements
(s414CA and CB), and we have done so in full,
using the TCFD framework for comparability with
premium-listed companies.
We believe we are materially consistent with the
TCFD recommendations Annexes for all sectors
and the financial sector-specific guidance. We
have identified areas where we still need to make
progress with respect to each of the four TCFD
pillars, as shown in the table below.

TCFD pillar and disclosure requirements		page	CA 414CB

Governance
a) Board’s oversight of climate-related risks and opportunities
We believe that we are compliant with TCFD Governance
recommendations. In 2023, building on lessons learnt while
developing our internal climate transition plan, we developed enhanced governance over green finance and climate
transition planning which will become operational in 2024.
		39-40	(a)
b) Management’s role in assessing and managing climate- related risks and opportunities
Strategy
a) Climate-related risks and opportunities the organisation has identified over the short, medium, and long term
Through undertaking the Climate Biennial Exploratory Scenario
(CBES) and European Banking Authority (EBA) climate stress
tests we already have a good understanding of the risks and
opportunities arising from climate change and the resilience of our strategy. To increase our consistency with the TCFD
recommendations we intend to develop them further in 2024
through our Climate Internal Scenario Analysis (CISA). This is
reflected in our updated climate strategy, which is informed by the risks and opportunities assessed through our risk
management processes and focuses on four key pillars:
Aligning our portfolios to meet the Paris Agreement goals,
supporting our customers in the green transition, reducing our environmental impact, and embedding climate in risk
management.
		41-44, 48	(d), (e), (f)
b) Impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning		42-44, 45
c) Resilience of the organisation’s strategy, taking into consideration different climate-relate scenarios, including a 2°C or lower scenario		45, 49-50
Risk Management
a) Organisation’s processes for identifying and assessing climate-related risks	Undertaking the CBES and EBA stress tests provided a good platform towards understanding the risks from climate change and this was strengthened in 2022 and 2023 through the development of our CISA capability. CISA capability, alongside our client engagement process and internal climate transition plan, provides the basis for identifying of the climate risks and opportunities, which inform our strategy.	46	(b), (c)
b) Organisation’s processes for managing climate-related risks		46, 47
c) How processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management		46
Metrics and Targets
a) Metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process
In 2023, we made progress in assessing our Scope 3 financed
emissions. Our disclosures now include finance emissions from our mortgages and auto finance portfolios. To increase our
consistency with TCFD recommendations in 2024, we intend to
further assess and embed our Scope 3 financed emissions
analysis and targets.
		48-51	(g), (h)
b) Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and related risks		51
c) Targets used by the organisation to manage climate- related risks and opportunities and performance against targets		48

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures

Annual Report 2023	Santander UK Group Holdings plc 38
Climate governance
Our climate ambitions and commitment to
managing climate-related impacts is strategically
important to our business. We have an established
climate governance structure that provides clear
oversight and ownership of our climate strategy
and how we manage climate-related risks. Our
governance model spans all levels of our business;
from Board and Executive level, through our Risk
and SRB functions, to our business divisions,
including Retail & Business Banking (RBB),
Consumer Finance and Corporate & Commercial
Banking (CCB).
Our climate change governance structure
Oversight and management of climate-related
issues are embedded within our governance
structure. The Board, senior management, and
governance fora have visibility of climate-related
issues, review, approve our climate strategy and
oversee its implementation:
–Committees: The roles of Board and Executive
committees, as well as dedicated climate-related
working groups are outlined in this section
–Key senior management roles: There are
several senior roles with responsibility for
managing climate-related matters, as outlined in
this section
–Risk organisational structure: A three lines of
defence risk model is built into the way we run
our business, including how we manage climate
risk.
Our climate change governance framework is
aligned to Santander UK's wider Governance
structure. Further detail on Board’s oversight role in
assessing and managing risks and opportunities
see the Governance section of this Annual Report.
Climate change governance activities in 2023
In 2023, we reviewed the governance fora within
Santander UK HoldCo to ensure that they reflect
the evolving accountability for climate change
across the organisation. As part of this, two new
forums will be created in 2024 to bring
accountability for green finance and transition
planning. We also undertook a full review of our
target operating model for ESG activity and will
implement this updated operating model in 2024.
The following pages set out how Santander UK’s
Board, Committees, and working groups oversaw
climate-related risks and opportunities during 2023.
Board Committees
The Board Responsible Banking Committee,
provides Board-level oversight and approval of
climate performance. The committee met nine
times during 2023, climate-related papers were
presented on four occasions. These focused on
climate change decarbonization plans, our
updated climate strategy, TCFD development
plans, and our internal climate transition plan. The
Board Audit Committee discussed the Climate
Change Impairment Update on one occasion.
Executive level committees
Executive level committees provide management-
level oversight, steer and review of ESG
performance.  At Executive management level,
the Executive Risk Control Committee (ERCC)
reviewed the planning and outputs of our Climate
Internal Scenario Analysis (CISA) and updates
were provided regarding climate change risk
management. The Senior Management
Committee (SMC) discussed climate-related
matters on six occasions including our climate
change decarbonization plans, our updated
climate strategy, TCFD development plans and our
internal climate transition plan.
ESG Leadership Forum (ESG LF)
ESG Leadership Forum oversees the coordination
of the SRB strategy. It has the delegated authority
to approve ESG regulatory returns to Banco
Santander (including Pillar 3 ESG assumptions)
and ESG consideration in new products and
services. To reflect the rapid evolution of the
climate change agenda in the banking sector we
updated the Terms of Reference for our ESG
Leadership Forum.
It is now chaired by the Head of Sustainability and
Responsible Banking and meets monthly. In 2023,
it met twelve times and climate-related matters
were presented in all meetings. These topics
included our Pillar 3 updates, Green Dashboard,
our updated climate strategy, internal climate
transition plan, climate change risk, green finance
customer propositions, Taskforce for Green
Finance and ESG Data Programme.
Climate finance working groups
The purpose of the various climate finance working
groups is to oversee the development and
implementation of the SRB strategy, with a focus
on the climate strategy. They ensure material
climate-related risks and opportunities are
adequately addressed across Santander UK. The
working groups in place in 2023 were:
1. SCUK Climate Action and Sustainability Forum:
Discusses sustainability-related matters for our
Consumer Finance business.
2. Net Zero Policy Group: Meets quarterly to co-
ordinate Santander UK’s policy positions and asks
in relation to Sustainability. The group updates
internal stakeholders on Government and
regulatory initiatives. It also maintains the net zero
briefing document, which is used to inform
Santander stakeholders ahead of external
meetings.
3. Forum For Environmental Change (FFEC):
Oversees environmental matters on Santander UK
plc property, covering ISO14001 environmental
management system, performance, and
communication to staff.
4. Nature Working Group: A forum to discuss
Santander UK’s approach to mitigating nature-
related impacts.
5. Climate Change Risk Working Group: Oversees
climate risk management in credit, liquidity, market
and operational risk.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 39

Board

Board Risk Committee		Board Responsible Banking Committee

Executive Risk Control Committee		Senior Management Committee

Reputational Risk Forum			Disclosure Committee

ESG Leadership Forum

Climate Change Risk Working Group	ESGM (Chair CRB delegated to CCB)	Green Finance Meeting (TBC) – Proposed	Transition Planning Meeting (CRB) – Proposed

Nature Working Group		Forum for Environmental Change

SCUK Climate Action and Sustainability Forum		Net Zero Policy Group
Risk organisational structure
As described in the Risk review section of this
Annual Report, we use the three lines of defence
model to manage risk. Climate risk is considered
through risk types as a transversal risk. Our
Business Units, Business Support Units and Risk
Control Units consider the impact of environmental
and climate-related risks on our existing business
risks in the medium and long term. Business Units
are responsible for any climate-related risk
identified in their business area. Business Support
Units give specialist support to business units in
risk management. For climate-related risks, the
Business Support Units include SRB, Technology
and Operations, and Finance. The Risk Control
Units report their climate-related risks through the
Environmental, Social, and Climate Change
(ESCC) Risk team through to the CRO, and
across the key risk types covering Credit, Liquidity,
Pension, Capital, Operational, Reputational,
Conduct and Regulatory, and Legal risks. Internal
Audit plays a key role in the governance of our
SRB and climate strategy by providing assurance
across a wide range of related topics. Internal Audit
is developing an ESG audit strategy to provide line
three assurance.
SMF accountabilities
The CEO oversees the development and delivery
of Santander UK’s SRB strategy ensuring
alignment with the strategic blueprint and
successfully embedding the strategy throughout
the organisation. The CEO is assisted with this by:
–The Director of Communications and
Responsible Banking is responsible for the
overall development and delivery of our SRB
strategy, including the climate strategy and
internal climate transition plan.
–The four pillars of the climate strategy are each
owned and delivered by the ExCo members
accountable for these areas.
For progress on our climate strategy and internal
climate transition plan:
–Individual business heads (CCB, RBB, and
SCUK) are responsible for decarbonising
portfolios and exploring green finance
opportunities.
–The COO is responsible for reducing Santander
UK’s own operational footprint.
–The CRO is responsible for integrating climate
risks and adhering to regulatory and supervisory
expectations.
First line of defence:
–Identifies, assesses, manages, and monitors
climate change risks
–Ensures that the organisation is adequately
resourced and receives relevant training related
to climate change, in conjunction with the CRO
–Oversees the climate reporting framework,
including targets and metrics and assisted by
the CFO on external reporting and disclosures
including auditing and assurance
–Ensures effective governance and controls are
in place for climate reporting across Santander
UK.
Second line of defence:
–Runs climate change implementation plan
ensuring compliance with SMF accountabilities
–Develops centralised climate change risk report
and associated management information
–Develops business-configurable climate
scenarios, which will feed into stress testing and
other processes
–Updates policies and procedures in response to
climate risk and maintains accountability for risk
control
–Monitors key indicators for climate-related risks
and opportunities
–Executes climate stress tests for Retail and
Corporate portfolios; reports scenario outputs.
Third line of defence:
Assesses the efficiency and effectiveness of
processes and systems, compliance with
regulation and supervisory requirements, and the
reliability and integrity of financial and operational
climate reporting.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 40

Line 3	Internal Audit

Line 2	Risk and Compliance

Line 1	Sustainability and Responsible Banking

HR	CFO / Strategy

Technology and Data	Comms and Marketing

Procurement and TPRM	Governance and Controls

Property	Legal

Business Units

CCB	RBB	Consumer Finance

Approved governance structure for 2024
In 2023, we reviewed our ESG governance framework resulting in the simplified structure shown below:

Sustainability Governance

Board Responsible Banking Committee

Senior Management Committee
Environmental, Social, and Climate Change Risk

Level 1 Senior leadership		ESG Leadership Forum

ESG Data Programme

Level 2 Bank-wide divisional input and delivery
	ESG Finance Review Meeting	ESG Meeting	Green Finance Taskforce	Transition Planning Meeting

	Review of all ESG data and reporting prior to use	Assesses ESG-related customer products and propositions, lending, and campaigns inc. greenwashing risk	Oversees Green Finance (GF) delivery reporting into One Europe GF team	Oversees climate strategy and internal climate transition plan including workplan delivery

Strategy
Our ambition is to be net zero by 2050
Banco Santander’s overarching ambition is to
become net zero by 2050. At Santander UK, we
are fully aligned to this ambition. We aim to be net
zero by 2050 as we support all our customers
transition to a low-carbon economy and drive
inclusive and sustainable growth. Our updated
climate strategy reflects this ambition and aligns
with the Banco Santander’s four pillar framework.
The key changes made to the strategy in 2023 are:
–Moving portfolio decarbonisation into a
standalone strategic pillar. This allows us to
prioritise our focus on initiatives targeting
portfolio decarbonisation and aligning with the
Paris Agreements goals. A key component of
developing this pillar was modelling
decarbonisation pathways for our key lending
portfolios. We intend to refine our approach in
the coming years.
–Assigning a responsible ExCo member for each
pillar to ensure that our climate ambition is
embedded in business planning, commercial
strategies, and capacity management.
–Simplifying our key enablers focusing on climate
data, external partnerships, climate-related
industry affiliations, and transparent
communication and disclosure of our climate
ambitions internally and externally.

Santander UK’s climate strategy

Meet regulatory requirements and contribute towards Banco Santander group ambitions to be net zero by 2050
Aligning our portfolios to meet Paris Agreement goals	Supporting our customers in the green transition	Reducing our environmental impact	Embedding climate in risk management

Decarbonise portfolios to contribute to limiting global temperature increase to 1.5ºC	Help our customers transition to a low-carbon economy	Become net zero in our own operational footprint	Integrate climate-related risks and adhere to regulatory and supervisory expectations
Interim targets but calling out our dependencies	Green finance targets with focus on building decarbonisation	Net zero in our own operations by 2030	Climate as a principal risk and meet all regulatory requirements
Data and systems	Communication and disclosures	Partnerships	Policy engagement	People and skills
Internal climate transition plan
In 2023, we completed the first iteration of our
internal climate transition plan. The analysis
covered Scope1, Scope 2, and Scope 3 business
travel and most assets on our balance sheet under
Scope 3 financed emissions.
The internal climate transition plan work is aligned
to the recommendations of the Transition Plan
Taskforce (TPT) and Glasgow Financial Alliance
for Net Zero (GFANZ) and represents a material
step forward in our understanding and capability.
The plan identifies the quality of data we have
used in the assessment, the actions within our
control, those we can influence, and those we are
reliant on but can only monitor. It reviews how
achievable net zero ambitions may be under the
current environment. The work undertaken on our
internal climate transition plan will inform how we
deliver our refreshed climate strategy over the
coming years. A key output was an action plan for
2024 focusing on the areas we still feel we need to
enhance to improve the reliability of the analysis
undertaken. Delivery of this is a key organizational
focus and we intend to iterate this internally over
2024 to further develop our climate transition plan.
Progress within our climate strategy in 2023
To achieve our strategy, we are continuously
working on new customer propositions and
external engagement. In the last few years, we
have made significant progress and achieved
important milestones that demonstrate how our
climate strategy is implemented in practice. This
includes setting internal metrics and targets to
track our performance and inform strategic
decisions. The response to climate change is a
continually evolving agenda and in response we
will continue this work and further evolve our
strategy in the coming years.

Summary of our net zero by 2050 transition roadmap

Founding member of GFANZ and NZBA Removed unnecessary single-use		Updated and approved climate strategy; developed internal climate transition plan					Ambition to achieve net zero

2020	2021	2022	2023	2024	2025	2030	2050

Achieved carbon neutrality in our operations[1]	Sourced 100% of electricity from certified renewable sources[2] 1.7 million customers moved to paper-free communications between 2022-2023			Execution of internal climate stress testing modelling	Raise or facilitate £20bn of green finance	Carbon neutral in our own operations (Scope 1 and 2)
1    Santander UK plc has been carbon neutral every year since 2020 through the procurement of certified voluntary carbon credits.
2 100% REGO-certified renewable electricity sourced for Santander UK plc. Santander Financial Services plc, which is included in this report, is sourcing non-renewable electricity and represents 0.5% of Santander UK's total electricity consumption in 2023.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 41
Climate-related risks and opportunities
The impacts of climate change present a range of
risks to our business. However, there has been
immaterial impact in the current FY23 financials.
Our response to climate change, however, also
offers real opportunities for Santander UK, our
clients, and how we operate.
Climate-related risks
Identifying, assessing, and managing our climate
risks is a key part of our climate strategy. The
complexity of climate change translates into a
diverse range of risks. The fourth pillar of our
climate strategy addresses these risks. We assess
our exposure to climate-related risk and establish
processes to manage and respond to them. Our
systems provide data inputs for our strategic and
financial decision making. We are also building our
capability to test the resilience of our business
strategy and business against climate risks and
their impacts.
Physical risks
These result from the direct impacts of climate
change such as increasing severity and frequency
of extreme weather events. They can be acute
(event-driven) or chronic. Chronic risks tend to
materialise in the medium-to-longer term due to
progressive climate shifts:
–Acute physical risks include more severe natural
disasters. These include coastal floods,
droughts, heatwaves, subsidence, heavy
precipitation, floods, landslides, hurricanes/
cyclones, storm surges, water scarcity and
stress, and wildfires
–Chronic physical risks include weather pattern
shifts, extreme precipitation, higher average
temperatures, chronic heatwaves, and higher
sea levels.
Physical risks can have economic impacts:
–Lower revenues owing to transport problems,
supply chain disruption, and other impacts that
strain production
–Lower revenues and higher costs linked to
workers’ health, safety, absenteeism, and other
workforce-related problems
–Write-offs and early retirement of assets due to
property damage and high-risk locations
–Higher operating costs, for example from
inadequate water supply for hydroelectric plants
or to cool nuclear and fossil fuel plants
–Wind pattern shifts that reduce energy
production from wind farms
–Higher capital costs, for example from damage
to facilities
–Lower revenues from declining sales.
Transition risks
These relate to the process of adjustment towards
a low-carbon economy. They arise from
policymaking, technology, market sentiment, and
reputation changes in response to climate change:
–Government policymaking and action can give
rise to higher operating costs for carbon
intensive customers. Policies can introduce
enhanced reporting obligations, especially on
emissions and green taxonomy disclosures
–Possible prudential treatment for high carbon-
related exposures, which could also raise
financing costs for customers. These impacts
appear in the short-to-medium term
–Technological advances, such as in renewable
energy, energy storage products, and energy
efficiency could render companies’ systems
obsolete. This could make them less competitive
in the medium-to-long term
–Market sentiment can have an impact on supply
and demand in the medium-to-long term. This
could come from changes in customer
preferences, companies’ sales mix, energy
pricing, and asset revaluation
–Reputation impacts can lead to a sudden drop in
demand for goods and services from discredited
sectors or companies.
Climate change impact on financial planning
and financial performance
It is important to understand the risks and
opportunities to our balance sheet from climate
change. We undertake climate scenario modelling
to better understand these potential impacts on our
business portfolios. This helps with devising
actions that can mitigate these risks. Potential
climate-related impacts that have been identified to
date are listed here, while further work is under
way to determine a more comprehensive list:
–Impact of changing economics on house prices
and mortgage repayments
–Possible consequences of policies that promote
rapid transition and will require retrofits and
upgrades to improve energy efficiency. We also
consider if grants may be available to support
our customers with upgrade costs
–The impact on affordability and associated
household costs from increasing energy costs.
We consider customers whose properties have
potentially lower EPC scores and associated
higher energy costs
–Sectoral analysis of the impact of transition for
our CCB customers. This includes EPC
improvements of commercial properties, moving
to renewable energy sources, reducing Scope
1-3 emissions, or progressing sustainability
plans.
–Direct impacts on our customers as a result of
the occurrence of climate-related physical risks
The resilience of our climate strategy
Our strategic approach not only reviews climate-
related risks and opportunities. It also assesses
our resilience to climate-related risk.
Having taken part in the Bank of England (BoE)
Climate Biennial Exploratory Scenario (CBES) in
2021/22 and the European Central Bank (ECB)
climate stress test in 2022, we identified the need
to develop targeted in-house scenario analysis
capability. In response, we developed our Climate
Internal Scenario Analysis (CISA). This delivered
short-term assessments of our balance sheet
exposures to transition risk (2022) and physical
risks (2023). We have been developing this
capability in order to run wider transition and
physical risk scenarios across longer-term
horizons in 2024 and beyond.
To test our climate strategy resilience and identify
opportunities to help our customers on their
transition to net zero, our CISA capability will
combine with our climate risk assessment model
(CRAM) and internal climate transition plan. This
will provide a platform for robust risk management
and targeted decarbonisation planning.

Climate risk factors

Physical risks Leading to more severe natural disasters such as higher sea levels, higher temperatures, and extreme flooding storms or heatwaves	Transition risks Shifts in consumer behaviours and preferences, policy changes affecting energy efficiency and technological advances

Potential economic impacts

Falling house prices	Falling equity and bond prices	Market and credit losses	Supply chain disruption

Financial implications

Credit losses and capital requirements	Write-downs of carbon-intensive assets	Falling equity and bond prices	Market and liquidity risk

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 42
Climate-related risks over the short, medium, and long term
The table below outlines potential impacts from the physical and transition risks arising from climate change. It includes an initial assessment of how these risks affect our key business segments over time.

Climate risk type and drivers	Impact	Business Impact (low, medium, high)	Time horizon
Physical risk
Acute	–More frequent and severe climate events such as flooding and drought that could affect our business and customers –Extreme events that could cause damage to our sites.
–Damage may occur to properties in our retail and
commercial mortgage books, reducing collateral values
(low)
–Santander UK-owned property, or third-party supplier
impacts could impact customer servicing (low).
ST, MT, LT
Chronic
–Changes in weather patterns and stability of local
ecosystems affecting food production and living
environments and impacting customers whose operations
are exposed to vulnerable ecosystems
–Rising temperatures affecting working conditions, living
conditions, and local infrastructure
–Rising sea levels affecting local ecosystems and increasing subsidence and food risks in our financial assets.
LT
Transition risk
Market and customers	–Change in consumer behaviours including deliberate move to more sustainable products –Potential loss of competitive advantage with our green product proposition or pricing risks.	–Strategic risk of not keeping pace if consumer preferences rapidly move towards more sustainable products (low).	ST, MT
Policy making
–More demanding policy environment and standards affecting
our customers' business operations and customer behaviour
–Increased greenhouse gas emissions pricing to encourage
the uptake of renewable energy.

–Strategic risk of a rapid disorderly transition (low)
–Potential risk of stranded customer assets if minimum
EPC standards are enforced without government
transition assistance (medium)
–Dependency on policy making to achieve
decarbonisation of material lending portfolios. Risk of
falling behind if appropriate policies are not
implemented at all or in a timely manner (medium).
ST, MT, LT
Technology and data
–The need to invest in technology to reduce emissions or
improve energy efficiency ratings
–Lack of procedures and systems to obtain and store reliable data for risk assessments, classification, and disclosure.

–For Consumer Finance, there is a risk that rapid
technological obsolescence could result in lower
residual vehicle values (low)
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

–Santander UK, as a subsidiary of Banco
Santander, is exposed to a risk of divergence in
regulators expectation given differences in climate-
related definitions (low)
–Higher operating costs may be incurred as a result
of multiple and conflicting regulatory reporting
requirements (low).
ST, MT
Reputational
–Risk of slow or lack of sufficient reaction impacting reputation
–Increased scrutiny from different stakeholders (for example, supervisors, regulators, media, NGOs, investors)
–Perceived to not be meeting, sufficiently progressing with, or providing transparency on climate-related commitments
(greenwashing)
–Liability implications as an intermediary in several value
chains (for example, data, products, financial services)
–Reputational impact from potential misalignment of emissions reduction commitments with performance in specific
portfolios.

–Increased customer and regulatory scrutiny due to
changing public opinion and increased regulation, which
we are perceived as not to be meeting, sufficiently
progressing, or providing transparency on climate-
related commitments (low).
ST, MT, LT
ST - short term: 0-3 years, MT - medium term: 3-5 years, LT - long term: 5-30 years
Business impact (low, medium, high): the scale of potential loss in terms of profitability/revenues, diminishing value of collateral/assets, or occurrence of increased potential costs that Santander UK could face for climate-related risks.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 43

Climate-related opportunities

2023 ••••• Short term ••••• 2025 ••••• Medium term ••••• 2030 ••••• Long term ••••• 2050
Residential mortgages
Raise and facilitate £20bn of green finance across R&CB and Consumer Finance

Green mortgages: Increase balance sheet and funding requirement and reduce relative exposure to energy inefficient properties

Test and learn propositions:
– Discount on smart heating controls
– Providing a new route into solar panels and batteries for our customers
– Help customers understand their EPCs and provide a
route into retrofit coordination
Financing of retrofitting activities: grow the number of properties rated as energy efficient

Piloting whole-house residential retrofitting projects Collaboration with third parties to deliver energy efficiencies for customers

Auto finance
Financing to enable the shift to electric vehicles (EVs): Support financed emissions reductions

Additional EV-related finance products (for example home charger finance): Support the transition to greener vehicles, establish new, or build on existing, relationships with charging providers or EV-specific service providers

Establish new partnerships, such as with EV manufacturers or manufacturers with strong electrification commitments:
For example, partnerships with BYD UK and Fisker, an electric-only vehicle manufacturer to deliver affordable finance options across its fast-expanding range of EVs

Corporate & Commercial Banking
Supporting clients in the just transition and circular economy. Eliminate carbon-intensive lending activities to support the green transition

Increase in volume of green lending and sustainable-linked financing to: – Wind, solar, and renewable energy – EV charging infrastructure – Battery storage systems – Social housing

Operational opportunities
Deliver 2025 property strategy	Develop 2030 property strategy to deliver on 2030 net zero ambition

Scopes 1 and 2: Reduce emissions in our properties, operations, and company cars:
– Work further to reduce our carbon emissions in our properties
– Transfer a majority of our activities to our new headquarters in Milton Keynes
– Retain ISO14001 and ISO50001 management systems

Supply chain management: Enrol more suppliers to Ecovadis engage with SME suppliers for their net zero transition

Employee-based campaigning on green practices

Policy and research
Active engagement: Campaigning on key policies that will change consumer behaviour

Partnership with Better Homes Alliance

Campaigning for green stamp duty rebate

Convening stakeholder roundtables with policymakers and Government Ministers

Buying into green homes revolution report: research into consumer attitudes to building decarbonisation and feeding this back to policymakers

Working with external partners to deliver our internal climate transition plan

Understanding customer needs for sustainable financial products

Understanding barriers faced by customers for retrofitting properties

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 44
Climate stress testing and scenario analysis
In the past few years Santander UK has taken part
in both the BoE’s CBES and the ECB climate
stress tests. These exercises demonstrated a need
to develop our in-house climate stress testing
capability, leading to the development of our
Climate Internal Scenario Analysis (CISA)
programme.
2022 Transition Risk Assessment
This exercise qualitatively explored the threats
posed by three transition scenarios detailed in the
table below. The most immediate and plausible
(the accelerated disorderly transition) was
assessed quantitatively though our existing credit
stress test models.
From a qualitative perspective the exercise
demonstrated that financial losses would arise in
each scenario, and it is likely that some of these
risks would extend beyond the five-year horizon.
However, we consider that all identified risks and
challenges are manageable through our regular
business planning process, where climate risk is
factored into decision making.
From a quantitative perspective, under an
accelerated transition, Santander UK would incur
c.£1.2bn of losses over five years. The majority of
these losses are attributable to the economics of
the scenario, and so would be captured by the
normal IFRS 9 ECL process if such a scenario
arose. Aside from the economic drivers, c.£130m
of losses were directly attributable to climate
transition risks. When annualised over the five-year
timeframe this is considered immaterial.
This was re-affirmed this year using existing
impairment models for 2023 and generating a
similar impact across the life of the loans. As a
consequence, the lifetime losses fall within the
range of our expected credit losses (ECL)
scenarios and therefore no incremental provisions
have been recognised in financial statements.
As a result, we concluded that the balance sheet is
not materially exposed to short-term transition risk
and we do not consider it necessary to make
additional provisions or hold additional capital.
2023 Physical Risk Assessment
During CISA 2023, we performed an assessment
of the physical risks in the UK and the potential for
direct impacts on Santander UK if these risks
manifest.
The assessment was based on a literature review
of the most recent evidence and a physical risk
assessment of residential property collaterals
performed by our partner, Landmark.
Under optimistic UN climate scenarios where fossil
fuel use is reduced to nearly zero, the UK’s mean
temperature could rise by between 1oC and 3oC by
2050. This may increase winter precipitation by
10-30% and cause summers to be 20-40% drier.
Resulting damage from floods, droughts, wildfires,
and storms will become more severe and frequent.
Sea levels will likely rise by 10-30cm and
combined with higher storm- and tidal-surges will
threaten coastal defences and exacerbate coastal
erosion. Subsidence will likely increase by
200-300% due to weather induced shrinkage and
swelling in substrates.
Our assessment of these acute risks on our
residential mortgage collateral, which covers 85%
of our loan book, shows that we are not materially
exposed to expected physical climate risks. This is
because we are not geographically concentrated in
high-risk areas and losses as a result of defaulted
mortgages are low. We also have a relatively low
average loan-to-value.
Similarly, with our unsecured retail and corporate
loans, we are not concentrated in specific sectors
or geographies. Our conclusion is that we do not
need to take immediate action to mitigate for future
acute climate events based on findings from our
research.
These assessments considered the impact of
discrete and direct events. But physical climate risk
will likely manifest with multiple simultaneous and
combined events disrupting entire value chains,
and spanning local and global economies. To
capture this interconnectedness, we are
developing more sophisticated modelling capability
through our CISA development programme.
CISA development programme
The CISA development programme has been
designed in three phases. Phase one was
completed in Q3 2023 and established the
ambition for inputs and modelling capabilities. It
also set out our SMC-agreed strategy for delivering
robust and meaningful stress testing to underpin
our risk management, climate product strategy,
and decarbonisation planning.
Phase two was completed in Q4 2023. It identified
the required data and infrastructure suppliers,
resource needs, and requirements for model build
and validation.
The new CISA model will:
–Explore scenarios that reflect a range of climate
outcomes, covering shorter- and longer-term
(30-year) horizons and reflect physical and
transition risks
–Allow for sectoral and geographic sensitivities,
along with insurance sensitivities that can
influence the findings
–Consider a wider range of physical perils,
impacts on house prices, and affordability
reflecting higher EPC upgrade, insurance
premiums, and energy costs.
Phase three involves the delivery of the new
climate stress test models into our business-as-
usual stress testing framework for annual climate
stress testing.
2022 Transition Risk Assessment scenarios

CISA scenario	Scenario characteristics
Accelerated transition
–Immediate and disorderly transition where geopolitical tension creates uncertainty over global energy market supply chains
–This creates an emphasis on domestic energy security where the government funds an accelerated transition to renewable energy supplies. For example, grants to assist with a mass rollout of electric heat pumps, electric vehicles and renewable energy sources, such as offshore wind.

Cost-sensitive transition
–A steady-state scenario where real income growth continues its weak trend and energy transition continues in a cost sensitive way
–Stable energy markets and cheaper wholesale prices keep gas in the energy mix
–Private investment is expected to provide the bulk of funding, with the government reluctant to directly pass-on infrastructure investment costs to the public.

De-prioritised transition	–Energy transition becomes more expensive due to geopolitical fragmentation and superpower competition –Climate action is de-prioritised until 2030, permanently slowing transition in Europe.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 45
Risk Management
The risks associated with climate and
environmental change are key issues for
Santander UK and our stakeholders. We are
focused on effective climate risk management and
regularly review the top risks that could affect our
business, customers, and shareholders. Climate
risk is considered as one of the principal risks to
our business.
Risks related to climate change are monitored at
the Board Risk Committee and Executive Risk
Control Committee. The risk team is also present
at ESG Leadership meetings to discuss these
risks. Our top risks in 2023 are summarised in the
Risk management overview in this report and
covered in detail in the Risk review.
Impact of climate risk on our key risk types
Although climate risk can affect all risk types, the
main risk types impacted within Santander UK are:
Credit risk
Certain sectors will be affected more than others
by climate risk. Some sectors may be affected by
transition risks such as transport, and others will be
more affected by physical risk. Physical climate
risks may give rise to credit losses if weather-
related events affect customers' ability to repay
their debts. Collateral values could also be affected
as a result of damage to physical assets. Transition
risks include changes in Government policy related
to residential homes and property value. For
example, closing the Flood Re Scheme impacts
homeowners, who have been flooded or are in
high flood risk areas, and their ability to get flood
insurance for their homes.
Operational risk and resilience
Climate change has a clear impact on operational
risk. Extreme weather may force closures or
damage to our offices, data centres, and branches.
It could damage services provided by our suppliers
which may affect our ability to operate.
Reputational risk
Reputational risks linked to climate change may
arise from our own business activities, from failing
to meet sustainability targets, or by failing to deliver
for our customers.
We are also mindful of the counterparties that we
lend to and ensure that potential green lending
does not undermine the positive efforts of the
climate change agenda elsewhere. Reputational
risk may also arise from incorrectly classifying and
reporting assets as green or sustainable or
perceived to not be meeting, sufficiently
progressing with, or providing transparency on
climate-related commitments (greenwashing).
Pension risk
Climate change may present long-term risks to the
value and security of pension scheme
investments. There is a risk that investment of
funds could be made without considering climate-
related risks as our schemes are managed by
trustees.
Liquidity risk
Climate risk may result in increased withdrawals of
deposits. This could be a result of acute physical
hazard or negative customer sentiment arising
from a reputational event.
Our UK climate change risk taxonomy
This is a qualitative classification of our portfolios’
potential exposure to climate risks. It gives us a
common language and method for portfolio
holders and decision makers to support their
climate-related decisions. The taxonomy assigns
corporate sectors a risk rating on a five-point scale
for physical and transition climate change risks. In
collaboration with our parent, Banco Santander,
and our credit experts, we have validated our
sector ratings during 2023. This will ensure we are
able to identify high-risk, high-materiality assets or
segments that require deeper investigation and
more thorough analysis. It will allow a continued
focus on sectors with the greatest opportunities to
move towards a decarbonised economy.
Our climate risk operating model
Our SRB and ESCC Risk teams act as centres of
excellence. These teams are responsible for
integrating climate change considerations into the
business across the first and second lines of
defence. The SRB team leads the ESG
Leadership Forum, which is responsible for
implementing our strategy around ESG. The team
works with our businesses on calculating financed
emissions, setting decarbonisation targets, and
developing our internal climate transition plan.
The ESCC Risk team reviews the impact of our
net-zero-aligned commercial strategies and
transition plans on our overall risk position and
credit risk. This oversight ensures that the results
of CISA and CRAM feed into our internal climate
transition plan in order to deliver our climate
strategy and decarbonisation goals.
The ESCC Risk team reports the risk status
through the ESG Leadership Forum, informed by
our Climate Stress Test Steering Committee and
ad hoc Climate Risk Working Groups. Through this
governance we also embed our Climate Change
Risk policy and ESCC Risk Management policy,
whilst embedding compliance with the PRA’s
climate-related supervisory statement SS3/19.
Managing climate-related risks
To manage the risks associated with climate
change, we have two key policies. Our ESCC Risk
Management policy sets-out the sectors we
consider high-risk from a climate perspective. Our
Climate Change Risk policy outlines the steps that
our risk teams will take to identify, assess, manage,
and report on climate-related risks in our business
and our primary supply chain.
We remain committed to following best practices,
international standards, treaties and, references
and ensure our customers adhere to them where
relevant:
–The Equator Principles
–The standards for social and environmental
performance and the explanatory notes of the
International Finance Corporation (IFC)
–The United Nations Global Compact
–The Universal Declaration of Human Rights
–The International Labour Organisation
Declaration
–The Convention on the Rights of the Child
–The Rio Declaration on Environment
–The United Nations Convention against
Corruption.
We also follow standards specific to activities in the
oil and gas, power generation, and mining and
metals sectors, and those associated with
businesses engaged in soft commodities.
Our UK risk management framework

Business strategy	Risk appetite statement

Risk management cycle

Identification Assessment Monitoring Mitigation Reporting
Credit • Market • Liquidity • Capital • Operational • Reputational • Others
ESG risk factors

Risk policies and frameworks

Other risk management processes: underwriting, rating, customer engagement, etc.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 46
Developments in 2023
Climate-related risk appetite
We continue to review our approach to climate
change risk appetite. In 2023 our appetite metrics
aligned to those articulated in our medium-term
score card. Following completion of our internal
climate transition plan a new suite of metrics
aligned to Santander UK’s transition is currently in
development. We also intend to use the output of
the CISA in 2024 to inform a review of risk appetite
across our business lines.
Credit risk
In 2023, we launched our Climate Risk
Assessment Model (CRAM) to assess climate-
related risk across corporate and commercial
portfolios. This follows the green dashboard
developed in Consumer Finance in 2022 to
monitor the mix of vehicles we finance based on
engine type.
Also in 2023, we have collated information from
around 80% of our Corporate portfolio customers
on their understanding of how climate risks may
impact their businesses.
Climate risk considerations are now part of our
product development processes. Outputs from our
CISA, CRAM, and our internal climate transition
plan will also feed into our credit decision
processes.
For our Retail Mortgage portfolio, we have created
a dashboard of key metrics to monitor potential
climate change impacts and climate transition risks
across the mortgage book. These are not
referenced in this report but include metrics such
as the composition of EPC ratings in the
Mortgages portfolio and inflows and outflows of
EPC ratings, differentiating between purchases
and remortgages.
Operational risk and resilience
The operational risk climate scenarios that were
assessed during CBES have informed our ongoing
resilience programme. This ensures that we have
a sound understanding of the threats our
operations face from climate-related risks. During
2023, we consolidated our Environmental
Operations Policy Statement within the ESCC Risk
Management policy. This ensures consistency and
strengthens the controls with which we manage
the environmental impacts on our business. Our
third-party supplier engagements have a
comprehensive climate screening programme to
ensure they have considered climate risk within
their business operations.
Liquidity risk
Scenarios where our liquidity is affected have been
tested in 2023 to assess our resilience to both
high-risk physical and transition risk scenarios. We
also tested three further scenarios formulated by
Banco Santander. These scenarios included
energy transition, nuclear disaster, and impacts
due to a change in market perception. These
results have formulated part of the ILAAP
submission.
Reputational risk
We continue to review sustainable finance
products and green finance initiatives to ensure
any green labelling is fit for purpose. In addition,
the ESG Meeting is held regularly to review, certify,
and approve the eligibility and consistency
components of all proposed green, social, or
sustainable (‘ESG-labelled’) transactions, products,
and services. We collaborate closely with Banco
Santander to ensure we have a consistent
approach to classifying ESG-labelled products
across the Banco Santander group using the
Sustainable Finance Classification System
(SFCS).
Pension risk
In 2022, the Santander UK pension scheme
(Scheme) established a Sustainability Committee
and published a TCFD report. Specific
responsibilities for climate-related risks and
opportunities have been agreed to ensure
adequate oversight and management. During
2023, the Scheme has issued its Responsible
Investment Policy which includes consideration of
ESG factors when making investment decisions.
Third-party risk
Climate considerations have been incorporated
into our onboarding process for third-party
suppliers. We have partnered with a sustainability
ratings provider to measure the quality of a
potential supplier's sustainability management
system through its policies, actions, and results.

Climate risks in our pension scheme

The Santander (UK) Group Pension
Scheme Trustees are responsible for
managing climate risk relating to pension
fund investments. A dedicated Sustainability
Committee oversees the Scheme’s
sustainability strategy and is responsible for
ensuring the Scheme meets its net zero
carbon target by 2050. In 2023, the
Sustainability Committee agreed on an
updated framework for identifying and
implementing practical steps to achieve its
net zero carbon target and incorporated
further information on climate risks and
opportunities. The Scheme is working to
further support its target to have 60% of the
companies in its portfolios having credible
targets that align to the Paris Agreement by
2030.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 47
Metrics and targets
Our updated climate strategy reflects our ambition and sets out medium-term metrics and targets. Metrics and targets help us monitor our performance, drive additional climate action, and communicate our progress. Some of our climate targets form part of our SRB medium-term scorecard and are presented in the table below.  In 2023, we started a review of our public commitments in line with the revised structure of our SRB strategy ensuring consolidation of our key focus areas.
We will continue this work into 2024 and provide an update on our new public targets in 2024. We are working to refine our climate-related targets and focus on impact and actions that we can influence. We expect these targets to expand in the next few years as our climate initiatives are accelerated.
Santander UK medium-term climate change targets and 2023 performance

Climate strategy pillar: Supporting our customers in the green transition
	Metric	Performance		2025 Target	Climate-related risk or opportunity	Looking ahead
		2023	Cumulative since 2021
1	Volume of green finance raised and facilitated[1]	£2.8bn	£13.3bn	£20bn
This target reflects our ambition to finance
green assets and activities. It illustrates the
opportunity to provide leading green
finance products to support our customers
in developing climate-resilient business
models.

Status: ☐
In Mortgages, we are looking to expand our
green finance proposition to support existing
and new customers in decarbonising their
homes. We are developing new partnership
propositions which will launch in 2024 and aim
to give customers links to the supply chain and
retrofit coordination services. In Consumer
Finance, we have recently announced two new
partnerships which support the transition to
greener vehicles. In CCB we are working to
increase the volume of green lending and
sustainable-linked financing.

2	Number of customers supported with products and services in their transition to net zero[2]	32,000 customers	105,000 customers	180,000 customer s	This target considers the impact our green lending has in supporting customers with their own transition.
Status: ☐
In Mortgages, we will continue to focus on our
retrofitting strategy and run proof of concept
and pilot projects which aim to make retrofitting
simple and risk-free across the UK.  In CCB,
we are working with our clients to help them
assess, understand, and mitigate climate-
related risks.

Climate strategy pillar: Reducing our environmental impact
	Metric	2023 Performance	Reduction since 2021	2030 Target	Climate-related risk or opportunity	Looking ahead
3	Achieve net zero in our own operations by 2030	5,438 tCO2e	(14.5)%[3]	Net Zero	Improving operational sustainability performance will limit the footprint of our own operations while potentially offering the opportunity to reduce operational costs.
Status: ☐
We will continue to execute our 2025 property
strategy implementing energy efficiency projects
across the estate. Further work will be
undertaken in 2024 to understand the
requirements for a net zero aligned strategy for
2030.

☐ Initiative is on track ☐ Initiative is to be accelerated
1      Using Banco Santander’s SFCS, green finance includes lending to renewable energy and other green energy financing, mortgages on properties with A- or B-rated EPCs, and financing for vehicles with emissions of 50g CO2/ km or less
2 Some customers who received the EnergyFact report may be subset of the customers reported under metric 2
3Reduction in operational market-based emissions (Scope 1, 2, and 3 business travel) since 2021
Metrics
Aligning our portfolios to meet the Paris
Agreement goals
Under Banco Santander’s commitment as a
founding member of the NZBA to achieve net zero
by 2050, decarbonisation targets need to be set in
line with reputable and scientifically-recognised
pathways. These defined pathways determine how
much and how fast emissions in each sector or
activity should be reduced in order to achieve the
overarching net zero commitment and to limit
global warming to well below 2oC. Our internal
climate transition plan aims to articulate how we
are approaching the implementation of our climate
strategy by exploring and analysing different
decarbonisation pathways for our portfolios.
In this section we cover the financed emissions
baselines for our mortgages and auto finance
portfolios.  We use the Partnership for Carbon
Accounting Financials (PCAF) financed emissions
latest edition methodology for calculating financed
emissions for our material portfolios. We have
been PCAF signatories since 2021 with the aim of
contributing to the ongoing development of its
standards. Our ESG Leadership Forum has
approved the approach to calculating and
attributing financed emissions. In 2023, we
continued to follow this approach for re-
establishing the baseline of financed emissions for
residential mortgages and auto finance. As part of
this, we are disclosing baselines for our mortgage
and auto finance lending which account for 99.8%
and 97% of exposures on these portfolios.
PCAF data quality scores are also provided as a
data confidence indicator. We are working to
improve the quality and collection process for
underlying data over time.
To analyse the decarbonisation pathways of our
portfolios, we consider key enablers and external
and internal levers. These include Government
policy and our own commercial actions, on which
we have different degrees of influence. Our aim is
to integrate the learnings from this process into our
overall business strategy and climate change risk
management cycle, while being conscious of the
challenges associated with obtaining high quality
data.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 48
Residential mortgages baseline
In 2023, we established the baseline GHG
emissions from our mortgage portfolio at 31
December 2022. This is shown in the table below.
The new baseline allowed us to crystallise the
scale of the change needed to help households on
their journey to net zero. It also helped us identify a
series of internal and external levers needed to
support the transition and reduce the associated
emissions in line with science-based pathways.
Residential mortgages portfolio financed
emissions - 2022 baseline

Exposure covered (£bn)	187.1
Total portfolio (£bn)	187.5
Coverage of portfolio (%)	99.8
PCAF data quality score	3.3
Baseline emissions 2022 (kgCO2e/m2)	39.7
Auto finance baseline
In 2023, we also established the baseline GHG
emissions from our auto finance portfolio at 31
December 2022. This is shown in the table below.
The new baseline will allow us to explore further
and evaluate different pathways to reduce the
associated emissions. We have considered
several options for partnerships and propositions
and we are undertaking research within our auto
finance portfolio to understand the barriers to EV
sales from a retailer perspective. We aim to
develop this insight and join our efforts with
retailers to potentially deliver long-term
improvement.
Auto finance portfolio financed emissions -
2022 baseline

Exposure covered (£bn)	8.3
Total portfolio (£bn)	8.5
Coverage of portfolio (%)	97
PCAF data quality score	3.1
Baseline emissions 2022 (gCO2e/km)	143
Supporting our customers in the green
transition
In 2023, progress against our targets was hindered
by external factors such as economic slowdown
and monetary policy. Last year’s challenges acted
as a deterrent for customers, who were hesitant to
take on additional debt, in particular for sustainable
assets that come with inherent costs.
We are working to overcome the current slowdown
in adoption of green finance products. For
example, through collaborations to enhance
government incentives and strategic partnerships
to raise customer awareness, mitigate perceived
risks, and emphasise the long-term benefits of
green assets. We use two targets to measure our
impact on supporting our customers in the green
transition. Progress against them is shown in the
following graphs. More information on these
targets can be found in the medium-term climate
change targets table above.
Embedding climate in risk management
Corporate & Commercial Banking
Carbon intensive sectors
At Santander UK, we are committed to providing
financial products and services to support business
activities that are environmentally and socially
responsible. Our goal to increase our green
finance lending activities underpins this
commitment.
In 2023, our corporate lending exposure to
sectors1 that are considered to have severe
climate change impact remained relatively low. The
mix of business by sector was broadly unchanged
with only real estate activities increasing by 3.2
percentage points. This is shown in the table
below.
The ESCC Risk Management policy sets out our
criteria for identifying, assessing, monitoring, and
managing environmental and social risks and other
climate change-related activities. It is fully
integrated within our processes for risk
management and lending decision-making. The
policy prohibits direct new investment in, and/or
providing financial services to, specific projects or
activities across key sectors that are considered
harmful for the environment. It is aligned to and
must be applied in conjunction with Banco
Santander’s Sustainability and Human Rights
policies. The policy covers activities in the oil and
gas, power generation, and mining and metals
sectors, and those arising from businesses
engaged in soft commodities. We define fossil fuel
exposure as exposure in operations and
companies associated with extracting, producing,
and investing in fossil fuels.
Consumer Finance
The main consideration for our Consumer Finance
business segment is the phase-out of internal
combustion engine (ICE) vehicles. The UK
government has announced a delay to the ban of
new ICE vehicles. We continue to monitor these
developments as the transition to electric vehicles
may affect the demand for auto loans and the
residual value of automotive vehicles. The SCUK
exposure is transitioning from ICE vehicles to
hybrid and electric ones as shown in the graph
below.
Vehicle distribution by fuel type based on gross
balance in the SCUK portfolio

HEV
9%
11%
PHEV
5%
6%
EV
7%
9%
ICE
79%
74%
2022
2023

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 49

Support 180,000 customers in their transition to net zero

58%
Achieved

1  We set our classification of carbon-intensive or climate-relevant sectors in line with the EBA's technical standards on prudential disclosures on ESG risks in accordance to Article 449a CRR (Pillar 3), which follows the
Statistical Classification of Economic Activities in the European Community (commonly referred to as NACE for Nomenclature statistique des activités économiques dans la Communauté européenne).
HEV: Hybrid vehicles, PHEV: Plug-in hybrid electric vehicles,
EV: Battery electric vehicles

Credit exposure
	2023 £m	2023%(a)	2022 £m	2022%(b)	% points change
Real estate activities	8,678	50.5	8,469	47.4	3.1
Accommodation and food service activities	1,269	7.4	1,354	7.5	(0.1)
Wholesale and retail trade(1)	1,099	6.4	1,341	7.5	(1.1)
Construction(2)	904	5.3	1,073	6.0	(0.7)
Manufacturing(3)	544	3.2	752	4.2	(1.0)
Electricity, gas, steam, and air conditioning supply (4)	376	2.2	268	1.5	0.7
Information and communication	348	2.0	379	2.1	(0.1)
Transport and storage(5)	216	1.3	241	1.3	—
Agriculture	112	0.7	125	0.7	—
Water supply	88	0.5	95	0.5	—
Mining and quarrying(6)	55	0.3	64	0.4	(0.1)
(a) Percentage of Santander UK's total credit exposure to non-financial corporates of £17.2bn in 2023.
(b) Percentage of Santander UK's total credit exposure to non-financial corporates of £17.9bn in 2022.
(1)      Includes wholesale and trade of motor vehicles and motorcycles, parts and accessories. (2) includes construction of buildings and civil engineering activities. (3) includes manufacturing and processing of food products. (4) includes power generation, which comes largely from renewable sources (5) includes transport by road, rail, and air and passenger transport. (6) includes mining and extraction activities, of which oil and natural gas extraction is minimal.

Retail & Business Banking – Mortgages
In 2023, we continued to expand our
understanding of the impact of climate risks on our
most significant lending activity, the residential
mortgages portfolio. We are monitoring both
physical and transition risks and are working to
embed them into our governance and
management arrangements, scenario analysis,
and financial risk disclosures.
Energy efficiency profile of our residential
mortgage book (transition climate risk)
The UK government has consulted on proposals to
require mortgage lenders to disclose energy
performance across their property portfolios and
on introducing voluntary targets to improve their
portfolios to an average of EPC band C by 2030.
We are continuously monitoring these
developments while we work on initiatives to
understand our customers’ green finance needs
and help them decarbonise their homes. You can
find out more about the proof-of-concept
partnerships we have explored in 2023 in the
Strategy section of this report.
In 2023, the percentage of A-C rated energy
efficient properties on our mortgage books
marginally increased to 41% and the overall profile
remained broadly unchanged.
EPC ratings (A-G) for residential mortgages as a
percentage of the total number of mortgages
where an EPC is recorded for 2023 and 2022
Note: Sourced from Landmark. Distribution of registered
EPCs. 2023 distribution including modelled EPCs:
A:<1%, B:11%, C:22%, D: 50%, E: 15%, F: 2%
and G:<1%
Regional distribution of EPC ratings (A - B) 2023
Note: Sourced from Landmark. Distribution of registered
EPCs. 2023 distribution including modelled EPCs:
LDN: 16%, ML:21%, NO:18%, SE:28%, NIRE:2%,
SCOT:4%, SW&W:11%
Flood risk (physical climate risk)
Flooding is one of the most material physical
climate risks to our mortgage portfolio. Working
with postcode-level data we have assessed the
flood risk for every Santander UK mortgage. Flood
risk probability is expressed as a ratio, where a 1 in
30-year flood event (1:30) refers to the likelihood of
flooding occurring in a given year. Almost 95% of
properties in our mortgage lending have very low
risk or negligible flooding risk.
As part of our risk management process, we
regularly assess the impact of physical climate
risks on the value of our portfolio. We provide more
details on this in Credit risk in the Risk review of
this Annual Report. There was no material change
in flood risk across the portfolio in 2023.
The figures presented in the table below show the
current annual flood risk for all mortgage accounts
open on 31 December 2023. Flood risk estimates
are based on the likelihood of winter precipitation
exceeding 6mm per day and consider coastal,
river, and pluvial flooding.
Notes on EPC and flood risk data and
assumptions
EPC data for our residential mortgage portfolio are
provided by Landmark who source data from the
central EPC registers for the three UK jurisdictions,
England and Wales, Scotland, and Northern
Ireland. Where a property does not have an actual
EPC rating, Landmark infers energy efficiency
using its own proprietary model or by reference to
EPC ratings in the same postcode area.
Reasonable efforts have been made to ensure
such data is complete, accurate, and materially
correct.
Around 73% of the portfolio across all jurisdictions
currently has a registered EPC. EPC data for
England and Wales is currently the highest quality
in terms of its availability and being up-to-date. In
2023, English and Welsh properties represented
91% of our mortgage portfolio. Landmark provides
an estimate of current flood risk and 50-year
forecasts using four climate change scenarios.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 50

Flood risk for residential mortgages	2023		2022
Annual probability band	Number of properties	%	Number of properties	%
High: >1:30	2,858	0.3	2,975	0.2
Medium: between 1:30 and 1:100	9,319	1	9,814	1
Low: between 1:100 and 1:1,000	49,304	4	51,778	4
Very Low: between 1:1,000 and 1:10,000	64,359	6	69,234	6
Negligible: <1:10,000	1,015,858	89	1,084,755	89
Total	1,141,698	100	1,218,556	100

Regional risk exposure
% of properties with high and medium flood risk and properties with EPCs E-G.
Reducing our own environmental impact
We have made significant progress with our
operational environmental impact metrics in the
last few years. This includes significant reductions
in energy and waste production. There was
however an increase in water consumption in 2023
due to office occupancy being the highest since
Covid-19. More commentary on the annual trends
of the sustainability metrics presented above can
be found in the ESG supplement.
As per our Streamlined Energy and Carbon
Reporting (SECR) in 2023 (also see the
Environment section of the Strategic Report), we
used 93,387,392kWh of energy, compared to the
103,156,234 kWh used in 2022. We emitted
5,438tCO2e market-based greenhouse gas
emissions, compared to 5,963tCO2e in 2022.
The slight increase in Scope 2 location-based
emissions is due to the increased UK grid
emissions factor. Our total Scope 1, 2, and 3
emissions for 2023 are set out in the table below:
Absolute emissions per year (tCO2e)

	2023	2022	2021
Scope 1 tCO2e	2,827	4,512	6,074
Scope 2 tCO2e (Location-based)	16,211	15,624	18,860
Scope 2 tCO2e (Market-based)	84	53	0
Scope 3 tCO2e (Business travel)[1]	2,527	1,398	289
Total operational tCO2e1	5,438	5,963	6,363
YoY %[1]	(9)%	(6)%
Financed emissions thousand tCO2e (mortgages)	-	2,561	-
Financed emissions thousand tCO2e (auto finance)	-	1,366	-
1.Employees that had left Santander UK or were temporarily
absent during each reporting period for 2021-2023 had been
excluded from Scope 3 business travel, but should have been
included. For 2023 we have estimated this exclusion based on available data. We have made the assumption that the profile of employees and the nature of the travel has not materially changed in 2022 and 2021 and we have used the 2023
estimated uplift to restate 2022 and 2021 business travel. This estimation also impacts the Total CO2e emissions, CO2e
emissions per employee, and year-on-year percentage for
2021-2023. Business travel for the excluded population will be reviewed as part of planned enhancements for future reporting periods.
Note: 2021 figures exclude Santander Financial Services plc
emissions, which for 2023 were less than 3% of total
emissions and considered not material to be included in 2021.
Additional notes on GHG emissions
calculations
Boundary
The Scope 1-3 GHG emissions include the
activities and facilities owned and/or under
operational control of Santander UK Group
Holdings plc.
Calculation
Scope 1: GHG emissions from oil, gas, direct
transport, and fugitive gas emissions.
Consumption and transport data is extracted from
relevant source systems and records. Data is
sourced from internal systems, including meter
readings, maintenance records, and internal travel
systems, as well as external systems such as bill
validation systems and external supplier invoices.
Emissions calculated for gas, oil, direct travel, and
fugitive gases follow the GHG Protocol Corporate
Standard using the relevant UK Government
Department for Energy Security and Net Zero
(DESNZ) conversion factors and are collated into a
total Scope 1 emissions figure. We use billing
invoices, meter readings, mileage claims, and
maintenance records to obtain our consumption
data.
Scope 2: GHG emissions from purchased
electricity and electric fleet and company cars. For
Santander UK we use the ‘market-based’
approach to quantify our emissions, meaning we
use emissions factors provided by our electricity
suppliers. For our Scope 2 emissions, this reflects
the emissions for the electricity we have purchased
via green tariffs which provide electricity from
renewable sources including biomass and wind
generation. The Scope 2 emissions for electricity
consumption are calculated using the relevant UK
Government DESNZ conversion factors and
guidance. Emissions from the electric fleet are
calculated using the Residual Mix from DESNZ
Fuel Mix Disclosure. Data for electricity
consumption and travel for electric fleet and
company cars are extracted from relevant source
systems. In 2023, battery electric vehicles
comprised 64% of the total company fleet and
hybrid electric vehicles made up 21%.
Emissions are collated into a total Scope 2
emissions figure. We use billing invoices and
mileage claims for our consumption data.
Electricity purchased by SFS was from
conventional energy sources. We record Scope 2
emissions from SFS both as location-based and
market-based emissions. We sourced data for
SFS electricity usage from billing invoices. Where
data was delayed for year-end reporting, the
average monthly electricity consumption was used
to project the consumption for the remainder
of the year.
Scope 3: This includes indirect emissions created
through our value chain that have not been
included in Scope 1 and 2. Our Scope 3 reporting
encompasses the emissions from business travel
(air, road and train). Business travel records are
extracted from relevant internal systems or
provided by the third-party travel admin operator.
The distance in kilometres travelled is converted
into carbon emissions using relevant factors from
UK Government DESNZ and collated into a total
Scope 3 emissions figure. Car figures are based
on engine size, flight figures are based on average
cabin seat class, and for rail they are based on
average cabin seat class. Rail figures are based
on national rail conversion factors. We source data
from mileage claims and third-party travel reports.
Taxi travel is excluded due to the lack of mileage
data.
Extra information: DESNZ emission factors
change each year and, in some cases (such as air
travel), they have increased, meaning that the
emissions have will increased for the same
distances travelled in 2023 compared to 2022.
Additional notes on financed emissions:
Calculations for residential mortgages include the
attribution factor, which is the outstanding amount
of the loan at 31 December for each mortgage
divided by the total property value at origination for
each building, as per PCAF’s methodology.
Building emissions (in tCO2e) were provided to
Santander UK by the external data provider,
Landmark. Landmark modelled building emissions
associated with each property in the portfolio.
These building emissions were then multiplied by
the attribution factor, before being grouped
together across region and property type.
For auto finance financed emissions, at 31
December 2022, the vehicle finance portfolio of
SCUK comprised 633,806 individual funded assets
(vehicles). To manage the large dataset provided
by SCUK and account for the different
considerations of vehicle and fuel types, the
dataset and calculation was divided into groups of
vehicle type and fuel type. The attributed financed
emissions and attributed distance were calculated
for each vehicle, then aggregated on vehicle type
level. The sum of financed emissions across all
vehicle-types is then aggregated and divided by
the sum of attributed distances to determine the
financed emissions intensity of the portfolio. Data
from external providers are used for estimating the
emission factors for each vehicle type and fuel
type.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Climate-related financial disclosures continued

Annual Report 2023	Santander UK Group Holdings plc 51
Welcome to Governance

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 52
Governance at a glance

Santander UK Group Holdings plc Board

Board Nomination & Governance Committee	Board Risk Committee	Board Audit Committee	Board Responsible Banking Committee	Board Remuneration Committee

Executive level committees

Due to the overlap in Board membership, the Santander UK Group Holdings plc and Santander UK plc Board and Board Committees meet substantively simultaneously. As such, this report details the governance arrangements, practices and activities of both Santander UK Group Holdings plc's and Santander
UK plc's Boards (the Boards) and Board Committees. The Santander UK plc Board and Board Committees also met independently from the Santander UK
Group Holdings plc Board and Board Committees twice in 2023.

Board changes in 2023

1 June	31 August	1 September	27 September	30 September	15 December
Michelle Hinchliffe and José María Roldán appointed	Antonio Simoes resigned	Pedro Castro e Almeida appointed	Duke Dayal resigned	Chris Jones resigned	Annemarie Durbin resigned*
Independent Non-Executive Director Non-Executive Director Executive Director *Santander UK plc only

Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code 2018 (the Code) sets out the framework for premium listed companies in the UK. Although the Company does not have premium listed shares on the London Stock Exchange, compliance with the Code is appropriate for a Company of our size and systemic importance to the
UK economy. This Governance section details how the Company has applied and complied with the principles and provisions of the Code. Any principles and provisions of the Code that are not complied with are explained in the Directors’ Report.

Board Leadership and
Company Purpose
Our strategic priorities – pages 14 to 15
Our performance & KPIs – pages 16 to 17
Our Board & governance structure – page 54
Culture – pages 29 and 54 to 55
Stakeholder Voice – pages 31 to 32
Workforce engagement – pages 54 to 55
Division of Responsibilities The role and responsibilities of the Board – page 54 Committee reports – pages 60 to 72 Board & Board Committee attendance – page 57	Audit Risk and Internal Control Audit Committee Report – pages 65 to 69 Principal Risks – page 19 Risk Committee Report – pages 62 to 64 Going concern - pages 68, 82 and 83

Composition, Succession &
Evaluation
Board composition – page 55
Board succession – pages 58 and 60 to 61
Board and Committee effectiveness – page 59
Nomination & Governance Committee report –
pages 60 to 61
Remuneration Directors Remuneration Report – pages 71 to 72

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Governance at a glance

Annual Report 2023	Santander UK Group Holdings plc 53
Our Board and governance structure
Maintaining high standards of corporate
governance is an essential element to ensure the
long-term sustainable success of the Company. In
addition to the Code (the standard against which
we measure ourselves), we also have internal
governance practices and rules, principally:
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
–The Corporate Governance Framework (CGF),
which is designed to assist the Boards of
Directors in discharging their responsibilities and
ensuring an appropriate degree of delegation
throughout the Santander UK group.
We review the CGF regularly to confirm that
governance arrangements remain effective and
appropriate. The corporate governance structure is
supported by the internal control and risk
management systems. An important principle,
applied throughout the CGF, is that delegation of
executive authority is to individual office holders,
who may delegate aspects of their authority to
others, as appropriate. Executive level committees
have been established to support individuals in
discharging their responsibilities.
Santander UK group structure and ring-
fencing governance arrangements
The substantive business of the Santander UK
group continues to be conducted by Santander UK
plc, our principal ring-fenced bank (RFB). Ring-
fenced banks operate within governance rules
defined and overseen by the PRA who granted
Santander UK plc certain ring-fencing governance
rule modifications, recognising our ownership
structure and chosen ring-fencing business model.
With effect from 1 January 2024, the PRA
approved a number of revisions to our ring-fencing
rule modifications which simplify our governance
arrangements, including the ability to have
common Santander UK Group Holdings plc and
Santander UK plc Board and Board Committee
memberships, subject to various safeguards. As
such, Mark Lewis, Dirk Marzluf and Nicky Morgan
were appointed to the Board of Santander UK
Group Holdings plc, with a number of changes to
Board Committee composition to ensure complete
alignment with Santander UK plc. One of the
safeguards agreed is that if a conflict matter (as
defined by the PRA) were to arise between the two
companies, three INEDs holding PRA senior
management functions (SMF) will have veto rights
on Board decisions. These three SMF INEDs are
Nicky Morgan, Mark Lewis and Ed Giera. Nicky
Morgan will chair the RFB Board meeting in the
event of a conflict matter decision.
The role and responsibilities of the Board
The Boards are collectively responsible for
promoting the success of Santander UK for the
benefit of its stakeholders, taking into account the
likely impact of our decisions in the long-term, as
well as balancing the interests of our other
stakeholders and our contribution to wider society.
The key decisions and matters reserved for the
Boards' approval, such as the long-term strategy
and priorities, are set out in the CGF. A copy of the
Schedule of Matters Reserved for the Board is also
available on our website at aboutsantander.co.uk,
which does not form part of this Annual Report.
As Chair, I have overall responsibility for the
leadership of the Boards and for ensuring their
effectiveness in all aspects of operation. These
responsibilities are formalised in the CGF. The
composition of the Boards helps to ensure that no
one individual or small group of individuals
dominates the Boards' decision-making. The
diversity of skills, experience and background on
the Boards enables them to provide constructive
challenge and strategic guidance and to offer
specialist advice.
There is a clear division of responsibilities between
the leadership of the Boards and the executive
leadership of the business. The responsibilities of
the Chair, CEO, SID and Non-Executive Directors
(NEDs) are agreed by the Boards and set out in
separate role statements as part of our CGF and
are available on our website at
aboutsantander.co.uk, which does not form part of
this Annual Report. The Boards are also supported
by their Committees, who make decisions and
recommendations on specific responsibilities
delegated to them. This enables the Boards to
spend a greater proportion of their time on
strategic, forward-looking matters.
Board Committees
The Committees play an essential role in
supporting the Boards, giving focused oversight of
key areas and aspects of the business. Their roles
and responsibilities are set out in their Terms of
Reference which are available at
aboutsantander.co.uk and which do not form part
of this Annual Report. The Terms of Reference are
regularly reviewed by each Committee to make
sure they remain appropriate. Cross-Committee
memberships provide visibility and awareness of
matters relevant across the Committees.
Each Committee is chaired by and comprised of
only Independent Non-Executive Directors
(INEDs), with the exception of the Board
Nomination & Governance and Board Risk
Committees, which have one member who is a
Banco Santander group appointed Non-Executive
Director (GNED). Having assessed committee
membership in light of the Code recommendations
we are satisfied that the Committees will continue
to be able to discharge their duties effectively and
efficiently.
The Board Committees have each prepared a
report which includes a description of their role and
composition. These are presented in the sections
that follow.
How governance contributes to the delivery of
our strategy
Our governance arrangements contribute to the
development and delivery of our strategy in various
ways, including by promoting accountability and
responsibility, and ensuring information flows and
independent insight from the NEDs.
All Directors are collectively responsible for the
success of the Company. The NEDs exercise
objective judgement in respect of Board decisions,
and scrutinise and challenge management
constructively. They also have responsibilities
concerning the integrity of financial information,
internal controls and risk management.
As a Board, we are responsible for ensuring that
the business is purpose-led and that our decision
making and activities reflect our core purpose to
help people and businesses prosper. We do this by
overseeing and developing our strategy and
policies, including risk and corporate governance
arrangements, monitoring progress towards
meeting our objectives and reviewing the
implementation of them by the CEO and his wider
executive management team. In 2023, we
refreshed our Strategic Blueprint, which defines
our future direction, and sets out our 'why', our
'what', and our 'how', all underpinned by a set of
clear strategic goals. The Board is accountable to
our shareholders for the proper conduct of the
business and seeks to represent the interests of all
stakeholders.
The Boards identified the following key
stakeholders: Customers, Employees, Regulators,
Communities and Investors. More information on
how the Boards balance the interests of these
stakeholders can be found in the Board
Responsible Banking Committee Chair's report
and our Stakeholder Voice statement in the
Strategic Report.
Culture and hearing the views of the
workforce at the Board
The Boards recognise the importance of culture as
a mechanism to support the long-term sustainable
success of the companies. The Boards are
responsible for setting and overseeing our culture,
as well as monitoring progress on its development,
which comes to life through our core values of
simple, personal and fair.
Our Code of Conduct contributes to our culture,
setting out how we should act and behave towards
everyone we encounter through our work. It sits
alongside our Strategic Blueprint, which outlines
the importance of our TEAMS behaviours - Think
Customer, Embrace Change, Act Now, Move
Together and Speak Up. The Code of Conduct
reinforces these elements to come together to
drive our culture and maintain the standards that
underpin it. All new colleagues are required to
complete training on the Code of Conduct and
annual refresher training is required for all
colleagues.
Our employees are a key stakeholder, central to
the delivery of our strategy, and the Boards are
committed to ensuring continuous engagement
with them to create a culture of inclusivity and
belonging and, a healthy working environment.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance

Annual Report 2023	Santander UK Group Holdings plc 54
As the overwhelming majority of colleagues in the
Santander UK group are employed by Santander
UK plc, the Board receives regular updates on the
culture of the business and views of employees of
Santander UK plc from engagement surveys
feedback. These give the Board an understanding
of the overall Santander UK group workforce and
provide meaningful dialogue at Board meetings on
workforce matters. For more, see the Board
Responsible Banking Committee Chair's report.
Board membership
At 31 December 2023, the Board of Santander UK
Group Holdings plc consisted of the Chair
(independent on appointment), four INEDs, one
Executive Director (ED) and two GNEDs. The
Santander UK plc Board, at 31 December 2023,
consisted of the Chair (independent on
appointment), six INEDs, one ED and three
GNEDs. As a result of revisions made to our ring-
fencing governance rule modifications, from 1
January 2024 the membership of the Board and
Board Committees of Santander UK Group
Holdings plc are now fully aligned with those of
Santander UK plc. The Boards currently consist of
the Chair (independent on appointment), six
INEDs, one ED and three GNEDs. Angel
Santodomingo will be appointed as an ED once
regulatory approval has been received.
Biographies of the Directors are included in the
Shareholder information section. The letters of
appointment for INEDs and GNEDs are available
at the Company’s registered office and at the
Annual General Meeting.
Through the Board Nomination & Governance
Committees, we make sure there is the right mix of
individuals on the Boards, giving an appropriate
balance of knowledge, skills, experience and
perspectives. Our aim to ensure orderly
succession for Board positions is supported by
continuous and proactive processes. We take into
account our strategic priorities and the main trends
and factors affecting the sustainability and success
of the business. We oversee and regularly review
the development of a diverse pipeline for
succession.
In 2023, we appointed Angel Santodomingo as
incoming CFO (subject to regulatory approval)
following Duke Dayal's departure and welcomed
Michelle Hinchliffe, Jose Maria Roldan and Pedro
Castro e Almeida as NEDs. Antonio Simoes, Chris
Jones and Annemarie Durbin resigned as NEDs
during the year, and I'd like to thank them all for
their commitment and invaluable contributions
during their time on the Boards.
All aspects of diversity form part of our Board
succession planning process. For more, see the
Board Nomination & Governance Committee
Chair's report.
Board meetings in 2023
We held 11 Board meetings in 2023. Meetings of
the Company were held concurrently with
Santander UK plc. The Santander UK plc Board
and Board Committees also met independently
from the Santander UK Group Holdings plc Board
and Board Committees twice in 2023.
Regular updates are provided to the Boards by
me, each of the Committee Chairs, the CEO, CFO
and CRO. I also held a number of meetings with
the NEDs without the EDs present. We have a
comprehensive and continuous agenda setting
and escalation process to ensure the Boards have
the right information at the right time and in the
right format to enable the Directors to make the
right decisions. As Chair, I lead the process,
assisted by the CEO and Company Secretary, and
this ensures enough time is set aside for strategic
discussions and business critical items. Together
with the Committee Chairs, we ensure Board and
Committee meetings are structured to facilitate
open discussion, debate and challenge. The NEDs
also receive regular updates from management to
give context to current issues.
Board activities
I, together with the CEO and Company Secretary,
and supported by the Directors and senior
management, make sure that the Boards have an
appropriate schedule for the year. This is focused
on the opportunities to drive growth and profitability
of the business, transformation to support the
future success of the business, business
performance and risk management, customer
experience and outcomes and remaining apprised
of the external operating environment. It includes
the Company's digital strategy, ensuring the
Company is run in a responsible and sustainable
way in the interests of its stakeholders, and
ensuring that the Company’s culture is aligned with
its purpose, values, and strategy.
The Boards ensure regular contact with
management and colleagues through several
means. These include inviting relevant business
and function heads to present to the Board or its
Committees on latest developments; supporting
senior management development plans by
welcoming them as observers; scheduling regular
meetings for Committee Chairs with relevant
senior managers; site visits by NEDs; and topical
or technical workshops. Senior leaders are also
available to the NEDs for advice and support.
The Boards regularly monitor progress against the
strategic priorities and performance targets of the
business, and in 2023, once again held a separate
Board Strategy Day. This ensures that our strategy
remains consistent with that of the wider Banco
Santander group and presentations considered the
current macro environment, the ambition for the
Company over a five-year time horizon, customer
sentiment, evolving our value proposition, and
opportunities to further grow the business. The day
concluded with a presentation by the CEO on
potential investments and the financial impact,
recognising the trade-off between returns and
market share/revenue growth.
Alignment with Banco Santander group strategy is
also strengthened by holding one board cycle in
Madrid each year, providing the Boards with
opportunities to interact with executives and the
senior management of Banco Santander SA.
In 2023, the Boards and Board Committees
participated in workshops to consider important
topics in depth and to engage with key
stakeholders. These are listed in the table overleaf.
To ensure the most effective use of the time at
Board meetings, in addition to the delegation of
certain responsibilities to the Board Committees,
held informal discussions with Board members.
More details of the Board activities in 2023 are set
out on the next page.
Board composition
At 31 December 2023. For more, see the Board
Nomination & Governance Committee report.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK Group Holdings plc 55
Summary of Board activities in 2023
The Board aims to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole, as set out in the Stakeholder Voice statement in the Strategic report. Activities in 2023 included:

Key:

Customers	Investors	Regulators

Communities	Employees	Climate

Theme	Action taken by the Board and outcomes	Stakeholders considered
Business and Customer Strategy
–As part of the Board Strategy Day, reviewed our customer strategy and proposition across the Retail & Business Banking and Corporate & Commercial Banking businesses. The Board considered management’s proposed Initiatives to drive revenue growth and enhance the customer proposition and experience across these business segments.
–Reviewed and approved the goals and metrics to measure the delivery of the Strategic Blueprint.
–Considered reports on the external competitor environment, M&A activity, and market trends.
–Reviewed, challenged, and approved the 3-year business plan (2024-2026) and the annual budget, including assumptions underpinning the plan.
–Given the rapidly evolving macroeconomic environment throughout the year, particularly in respect of interest and inflation rates, adjusted strategies as necessary to support a resilient and sustainable operating environment and associated risk assessments.
–Conducted a deep dive into Fraud identification and management focusing on those initiatives which would have the most impact in minimising fraud related loss for our customers and Santander UK.
–Discussed Management’s proposed IT and Digital Strategy and the roadmap of initiatives to enhance these enablers.
–Board members also visited the Financial Crime and Financial Support Centres of Excellence in Bradford to gain deeper insight into financial crime risk mitigation and initiatives to provide support to our customers experiencing hardship.

Transformatio n including leveraging Banco Santander scale
–Reviewed initiatives and opportunities to collaborate and leverage resources and capability across the Europe region and the Banco Santander group, including the Banco Santander group-wide transformation agenda (One Transformation) and the implications of the Banco Santander group’s new operating model structured across five global business lines.
–Received regular reports on progress with driving operational efficiencies through the Transforming for Success programme and management’s revised approach to strategic change management and investment prioritisation.
–Board members participated in workshops covering agile work practices, cybersecurity risk management, and artificial intelligence.

Regulation, Balance Sheet and Capital
–Reviewed, challenged, and approved the ICAAP, ILAAP, adequacy and effectiveness of stress-testing and capital management, AT1 payments and ordinary and preference share dividend payments in line with PRA guidance. The Board followed the methodology set out in the Board-approved Surplus Capital Allocation Framework to determine the assessment and utilisation of surplus capital.
–Approved the Resolvability Assessment Framework Self-Assessment for submission to the Bank of England, and
Santander UK plc's Recovery Plan for submission to Banco Santander as part of its Banco Santander group-wide submission to the European Central Bank.
–Considered the future regulatory landscape and implications, including confirmation that the Company was on track to meet the first phase of the Consumer Duty regulation for new and existing products. Considered regular reports from the
General Counsel on legislative developments and other legal matters in progress.
–Board members also participated in workshops on Asset and Liability management and the evolution of the IFRS 9 approach and supporting models.
–

Risk and control
–Received regular enterprise wide risk updates from the CRO, together with updates on specific risks, such as third-party outsourcing, IT, data management, financial crime compliance, fraud, climate change and inflation. The Board closely monitored overall operational risk given the ongoing execution of the extensive transformation agenda.
–Considered financial crime, including oversight of programmes to accelerate controls enhancement and regulatory engagement, back book remediation, and the progress made to return the Company to Board Risk Appetite on a sustainable basis. The Board also approved the Anti Money Laundering and Counter Terrorist Policy as part of its annual review.
–Approved the Company’s Risk Appetite Statement as part of the annual review. The Board subsequently approved changes to three financial crime risk indicators, fraud risk appetite metrics, and material outsourcing risk appetite.
–Approved the Risk Framework as part of the annual review.
–Received annual reports on whistleblowing.
–Reviewed and approved relevant submissions related to the Operational Resilience Programme.
–Received regular reports on recovery and resolution including conducting a fire drill exercise.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK Group Holdings plc 56

Theme	Action taken by the Board and outcomes	Stakeholders considered
People and Culture
–Received reports on various people matters including the Company’s HR Operating model, talent management and succession planning and gender pay gap.
–Conducted a deep dive on culture to agree the desired culture for the organisation to support the execution of the
Strategic Blueprint which informed the development of the Culture Strategy. In addition to reports from the Board
Responsible Banking Committee (RBC) on delivery of the culture strategy, the Board participated in several informal activities to assess the culture and sentiment of employee cohorts including our Young Leaders.
–Considered colleagues' ways of working and opportunities to optimise the real estate portfolio.
–Considered succession planning across all key control, support functions and business functions.
–Approved the Diversity and Inclusion Strategy on recommendation from the RBC.
–Board members also participated in a workshop to define our Employee Value Proposition.

Governance and Responsible Banking
–Approved four appointments to the Board to succeed Group, Executive and Independent Directors who had stepped down from the Board. Approved common membership across the Santander UK Group Holdings plc and Santander UK plc Boards upon receipt of the PRA’s approval of the Company’s ring-fencing governance submission.
–Reviewed, challenged, and approved the 2022 Annual Report.
–Received regular verbal updates of Board Committee activity from their respective Committee Chairs.
–Approved a revised Banco Santander Subsidiary Governance Model.
–Approved the recommendations and resulting action plan for the 2023 internally facilitated Board evaluation.
–Approved the Company’s climate strategy and transition plan on recommendation of the RBC.
–Approved the Modern Slavery report and updated the Employee Code of Conduct.
–Board members also participated in workshops delivered to the RBC to discuss the specific elements of the Company’s approach to comply with the Consumer Duty.
–Board members attended the Chairman’s annual event where the Company’s education programme for 2024 was launched.

Board and Board Committee attendance
The Directors’ attendance at the Board and Board Committee meetings held in the year is set out below. Board and Board Committee meetings are generally held concurrently with Santander UK plc, with business specific to each company identified and recorded as appropriate, reflecting the decisions taken by the Board or
Board Committee of the relevant entity.

		Board		Board Audit Committee		Board Nomination & Governance Committee (i)		Board Remuneration Committee (ii)		Board Responsible Banking Committee		Board Risk Committee
		Schedule d	Ad hoc	Schedule d	Ad hoc	Schedule d	Ad hoc	Schedule d	Ad hoc	Schedule d	Ad hoc	Schedule d	Ad hoc
Chair	William Vereker	8/8	3/3	-	-	6/6	2/2	-	-	-	-	-	-
Independent Non- Executive Directors	Lisa Fretwell	8/8	3/3	11/11	-	-	-	2/2	1/1	9/9	-	7/7	2/2
	Ed Giera	8/8	3/3	11/11	-	6/6	2/2	6/6	2/2	9/9	-	7/7	2/2
	Michelle Hinchliffe*	5/5	2/2	7/7	-	2/2	1/1	-	-	5/5	-	4/4	1/1
	Chris Jones*	6/6	1/1	8/8	-	-	-	4/4	1/1	6/6	-	5/5	2/2
	Jose Maria Roldan*	5/5	2/2	-	-	-	-	-	-	5/5	-	4/4	1/1
Banco Santander Group nominated Non-Executive Directors	Antonio Simoes*	5/5	1/1	-	-	-	-	-	-	-	-	-	-
	Pedro Castro e Almeida*	3/3	1/2	-	-	-	-	-	-	-	-	-	-
	Pamela Walkden	8/8	3/3	-	-	6/6	2/2	-	-	-	-	7/7	1/1
Executive Directors	Mike Regnier	8/8	3/3	-		-		-		-		-
	Duke Dayal*	6/6	1/1	-		-		-		-		-

*
For dates of Board appointments or resignations during the year, see the timeline on the Governance at a glance page. Appointments to, or resignations from, the relevant Board Committees were aligned to these dates unless stated otherwise.

(i)	Michelle Hinchliffe joined the Board Nomination & Governance Committee on 1 October 2023.
(ii)	Lisa Fretwell joined the Board Remuneration Committee on 1 October 2023.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK Group Holdings plc 57
Monitoring independence
The Board Nomination & Governance Committees
monitor whether there are relationships or
circumstances which may affect a Director's
independence, and have concluded that all NEDs
are independent in character and judgement. I, as
Chair, was independent on appointment when
assessed against the circumstances set out in
Provision 10 of the Code. No INEDs have a
material relationship with the Company nor receive
additional remuneration to Directors' fees. In
addition, no INEDs serve as directors of any
external companies or affiliates in which any other
Director is also a director.
Monitoring Director interests, time
commitment, and fees
The Board Nomination & Governance Committees
are responsible for oversight of conflicts of interest.
Each Director has a duty under the Companies Act
2006 to avoid a situation in which they have or
may have, a direct or indirect interest that conflicts,
or may conflict, with the interests of the Company.
This duty is in addition to the existing duty
Directors owe to the Company to disclose to the
Board any interest in a transaction or arrangement
under consideration by the Company.
In 2023, the Board Nomination & Governance
Committees continued to review the time
commitment and Directors' potential conflicts of
interest to ensure that any such conflicts are
managed appropriately and in compliance with
CRD IV and ring-fencing requirements. In
accordance with Provision 15 of the Code,
Directors are required to seek prior approval from
the Board before taking up external appointments.
External appointments are disclosed to the Board,
before appointment, with an indication of time
commitment expected. All Directors continue to
devote sufficient time to their roles at the Company.
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
During the year, the CEO and I reviewed the level
of fees paid to INEDs for Board and Board
Committee chair and membership. In doing so, we
considered whether INED fees were at an
appropriate level, having regard to factors including
the associated time commitments for INEDs and
benchmarking against peers. In light of this,
increases to the INED base fee, both the Board
Audit and Board Risk Committee Chair and
member fees, and both the Board Remuneration
and Board Responsible Banking Committee
member fees were approved. The Board
Remuneration Committee also approved an
increase to the Chair fee. For more, see the
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
Succession Planning
The Board Nomination & Governance Committees
are responsible for ensuring plans are in place for
orderly succession to both Board and senior
management positions and oversees the
development of a diverse pipeline for succession.
Effective succession planning supports the
Company in delivering on its strategic objectives by
ensuring we have the right balance of skills and
experience on the Board, Board Committees and
in senior management roles taking into account
current and anticipated future business needs. For
more, see the Board Nomination & Governance
Committee Chair's report.
Appointment and retirement of Directors
The Company's Articles of Association require
each Director to retire every year at the Annual
General Meeting and any Director may offer
themselves for re-election by members. For more,
see the Directors’ report.

Director induction – Michelle Hinchliffe

Upon Michelle’s appointment to the Board,
she received a tailored induction plan to
gain a thorough understanding of our
business, culture and values, her role as
an INED and as Chair of the Board Audit
Committee and our stakeholders.
Michelle received an induction pack
covering a broad range of information
including Board and Board Committee
papers, meeting minutes and details of
operational and financial performance,
information on risk management and
internal controls, and key policies and
governance documents.
Introductory meetings were held with each
member of the Board and Executive
Committee, the Company Secretary and
key senior managers across Santander UK
and the Banco Santander group. As
Michelle was succeeding Chris Jones as
Chair of the Board Audit Committee,
additional time was spent with Chris
discussing key issues, as well as other key
stakeholders covering aspects such as:
–Governance arrangements in relation to
the Chief Internal Auditor’s objectives,
performance, remuneration and
succession planning and oversight of
Internal Audit function,
–The External Auditors and their audit
plan,
–Financial reporting,
–Resolution and recovery, and
–Whistleblowing procedures.
For more on Director induction and
training, see the Board Nomination &
Governance Committee Chair's report.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK Group Holdings plc 58
Board and Committee effectiveness
The annual evaluation, which is typically facilitated externally at least once every three years, highlights areas of further development to enable the Boards to continuously improve their performance. I, with the support of the Board Nomination & Governance Committees, lead the Board in considering and responding to the annual review of the Board and Committees' effectiveness, including the performance of individual Directors. The Board Nomination & Governance
Committees also review the progress made on the areas of improvement identified. An update on the findings identified in the 2022 evaluation is set out below.
Progress against 2022 evaluation findings

Opportunities for improvement	Update on actions
Oversight of ESG and Responsible Banking
The RBC assist the Boards with their strategic ambition for Santander UK to be a sustainable, customer centric and responsible bank. Andrew Wilson, Director of Communications and Responsible Banking, is now responsible for overseeing the coordination of materials into the RBC and the execution of the climate change strategy.

Agenda planning, Board time and Board materials
Agendas have been refined to focus on fewer items. Matters proposed for discussion are routinely challenged by the
Corporate Governance Office to ensure that the Boards' and Board Committees’ time is spent on the most material and strategic matters which fall within their remit. Board paper templates and guidance were updated and targeted training to further improve Board paper writing was delivered by the Corporate Governance Office.

Board Committee composition
The Board Nomination & Governance Committees reviewed the composition of the Board Committees with a number of committee membership changes subsequently approved by the Boards to ensure knowledge was spread among Directors while meeting regulatory requirements.

Emerging market themes and competitor benchmarking
One of the key areas of focus at the 2023 Board Strategy Day was customer strategy and proposition. The Boards also received a competitor update in September, providing insights into peer performance, strategic investment and M&A activity.
Regular updates have been scheduled throughout 2024.

Strengthening our alignment with the Banco Santander group
Regular Board and individual Director visits to Madrid, including one scheduled Board cycle of meetings each year, plus attendance at UK meetings of Banco Santander group directors as appropriate, have strengthened relationships with the
Banco Santander group.

In 2023, I asked the Company Secretary to undertake an internally facilitated review of the effectiveness of the Boards and Board Committees (the Review). The
process included the completion of various questionnaires, covering the Boards and each Board Committee, issued by Lintstock, an independent service provider with no other connection to the Company or any individual Directors. The questionnaires focused on a number of key areas: Board composition; stakeholder oversight; Board dynamics; focus of meetings; strategic oversight; risk oversight; succession planning and people oversight; Board Committees; Board support and priorities for change. Overall, the Review concluded that the Board and all Committees continue to operate effectively and are rated highly. The key strengths identified were the relationships between the Board and its Committees, the relationship between the NEDs and the CEO and the annual cycle of work.
The Review also identified some opportunities for improvement, set out in the table below. The Boards fully considered the recommendations from the internal evaluation and agreed an action plan which will be regularly reviewed by the Board Nomination & Governance Committees in 2024.
As part of the Review, I also conducted individual Directors’ assessments. Each Director completed a questionnaire to reflect on their performance, their relationships with other Board members and identify any areas of development, which we then discussed privately. I am satisfied with the performance of all Board members. Ed Giera, as Senior Independent Director, also undertook an assessment of my performance as Chair, seeking feedback from each Director which was then discussed at a meeting without me present.
In accordance with the Corporate Governance Code, it is anticipated that in 2024 an external review will be undertaken.
2023 evaluation findings

Opportunities for improvement	Commentary and actions
Improving Board-level information
Although there has been an improvement in the length of the Board packs and the timeliness in which they are provided, and although the length of packs is in line with the financial services’ benchmark, the length of the Board packs still create a challenge for Directors to adequately review the materials in the time available. The Forward-Looking Agendas for the
Boards and the Committees will continue to be reviewed to check that items are not presented more often than they need to
be. The Board Schedule of Matters Reserved will also be revised so that a more appropriate materiality/significance threshold is applied to ensure the Board’s time is maximised on matters of strategic relevance. The Corporate Governance
Office will continue to hold training sessions and provide guidance on Board paper writing and presentations.

Forward leaning strategic topics for the board agenda
Feedback showed that the Boards would welcome more updates on strategic topics such as customer strategy and sentiment, market outlook and competitor environment, and external perspectives including digitisation and innovation.
These topics will be addressed through Board updates, workshops or sessions with external speakers across 2024.

Managing Board transition and roles
There were a number of changes to Board composition in the year and ensuring each new Board member settles into their role quickly has been acknowledged as a priority. At management level, succession planning of key positions, particularly at
Executive Committee level, should focus on potential internal successors and the effectiveness of Santander UK’s talent management processes. Induction plans, ongoing training requirements and succession planning are already key areas of focus for the Board Nomination & Governance Committees and this will continue in 2024.

William Vereker
Chair
29 February 2024

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK Group Holdings plc 59

William Vereker Chair
Introduction
On behalf of the Committee, I am pleased to
present the Board Nomination & Governance
Committee report.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure alignment
of practices, policies and procedures.
I am also the Chair of the RFB Committee and,
as the vast majority of Santander UK's business
is within the RFB’s perimeter, this report details
the governance arrangements, practices and
activities of both Committees.

Committees’ responsibilities
Lead the process for Board and Board Committee appointments and oversee succession planning for the Board and senior management positions.
Oversee the evaluation of the performance and composition of the Board and Board Committees.
Monitor the governance arrangements for Santander UK and make appropriate recommendations to the Board to ensure that those arrangements remain adequate.

Committee members At 29 February 2024
William Vereker (Chair)
Ed Giera
Michelle Hinchliffe
Mark Lewis*
Nicky Morgan*
Pamela Walkden
*Joined on 1 January 2024
Key activities in the year
In 2023, the focus of the Committees' work was in
the following areas:
Succession planning
The Committees oversee a formal, rigorous and
transparent process to identify, nominate and
recommend candidates for appointment to the
Board, and consider and approve senior
management positions.
Part of this process is to ensure there are
succession plans in place for Board, the CEO and
key management positions encompassing internal
and external candidates, and that there is a skills,
experiences and diversity matrix which maps each
Director's attributes against those which are most
relevant for the Board, taking into account the
future strategic direction of the Company and its
needs. As well as tracking the Board's strengths,
this matrix is used to identify gaps in its desired
collective skills profile. For all key Santander UK
senior management positions the Committees
coordinate with the Banco Santander group to
ensure that there are suitable candidates ‘Ready
Now’, ‘Ready in 1-3 years’ and ‘Future Ready’.
While appointments are based on the merit of the
individual candidates and objective criteria, we also
aim to promote diversity in its broadest sense. This
complements and strengthens the overall Board
and its Committees' skills, knowledge and
experience. Any appointments also take account of
all legal and regulatory requirements.
In 2023, a significant proportion of the Committees'
time was devoted to search and selection
processes and the implementation of our
succession plans due to:
–the retirement of Chris Jones (Chair of both the
Board Audit and Remuneration Committees and
Chair of the RFB Board Audit Committee) after
nine years on the Boards,
–the forthcoming retirement of Ed Giera (Senior
Independent Director, Chair of both the Board
Risk and Responsible Banking Committees and
Chair of the RFB Board Risk Committee), who
will have served for nine years in late 2024,
–the resignation of Duke Dayal as CFO with effect
from October 2023,
–the earlier than planned retirement of Annemarie
Durbin from the Santander UK plc Board (Chair
of the RFB Board Remuneration Committee and
the RFB Senior Ring-fencing Director) with effect
from December 2023.
Hedley May and Spencer Stuart, external search
consultants with whom the Company and individual
Directors have no other relationship, were engaged
to assist with the search and selection process to
identify two new NEDs who could serve as the
Chairs of the Board Audit and Risk Committees
respectively.
For each appointment, the Committees agreed the
personal attributes including cultural fit, and ability
to lead and manage change which were desirable
for the role together with the skills and experience
which were needed. A database of potential
candidates was created in line with our Board
Diversity and Inclusion Policy.
A longlist of those felt to be most suitable for
consideration was prepared and considered by the
Committees as a whole before a shortlist was
drawn up with candidates invited to interview with
me and other Board members. During both
processes, the Boards were regularly informed on
progress. Following detailed feedback from these
interviews the Committees then selected which
individuals should progress to interviews with key
Banco Santander individuals. This led to Michelle
Hinchliffe being recommended by the Committee
as the preferred candidate to succeed Chris Jones
as Chair of the Board Audit and RFB Board Audit
Committees, which was subsequently approved by
the Boards.
During this selection process, José María Roldán
was also identified as an individual who would bring
strength to the Boards, particularly due to his
banking experience across Europe. As such, the
Committees recommended his appointment to the
Boards.
The search for a candidate for the Board Risk
Committee and RFB Board Risk Committee Chair
role is ongoing.
Both an internal and external search was
conducted for Duke Dayal's successor as CFO and
ED, with the process taking into consideration the
established succession plan as well as the depth of
talent across Santander UK and the Banco
Santander group. An external exercise to review
the UK market for potential candidates was
completed in parallel. The short-listed internal and
external candidates were initially interviewed by
me, the CEO, Michelle Hinchliffe and the Chief
People Officer with further input from key Banco
Santander group individuals and members of the
Executive Committee. Following this appointment
process, Angel Santodomingo was identified as the
preferred candidate given his skill set, experience
with the role and familiarity with the Banco
Santander group and was recommended for
approval by the Committees to their respective
Boards.
Also in the year, Antonio Simoes, one of our
GNEDs stepped down and was succeeded by
Pedro Castro e Almeida. An external search was
not performed as this is a Banco Santander
nominated position drawn from the pool of internal
Banco Santander executives. In accordance with
our UK Group Framework, the INED members of
the Committees and the Board have a reasonable
veto right over the appointments of GNEDs.
Following a review of his skills and experience, the
Committees recommended the appointment of
Pedro Castro e Almeida to the Boards.
The Committee also considered who would
succeed Annemarie Durbin as Chair of the RFB
Board Remuneration Committee (RemCo). It was
agreed that appointing Mark Lewis, an existing
member of the RemCo, would ensure the incoming
Chair had an in-depth understanding of both the
business and RemCo matters, supporting a
seamless transition.
The Committees also reviewed the composition of
each of the Board Committees, recommending a
number of changes to committee membership in
the year.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Nomination & Governance Committee Chair’s report

Annual Report 2023	Santander UK Group Holdings plc 60
In addition to Board level appointments, the
Committees oversaw and approved changes to
Executive Committee membership and other
management key position holders in 2023. Andrew
Wilson was appointed as Director of Corporate
Communications and Responsible Banking on
1 March 2023. Alison Webdale was promoted to
Chief Compliance Officer, joining the Executive
Committee on 14 June 2023. Reza Attar-Zadeh
and Tracie Pearce left in the year. Looking forward,
succession planning at Executive level will continue
to be a key focus for the Committee in 2024.
On behalf of the Boards, I would like to welcome all
those who joined us in the year and thank those
who left us for their contributions.
Governance
Renaming of the Committee
As part of the annual review of the Committees'
Terms of Reference, the Committees considered
the breadth of their responsibilities. Given the
number of governance topics that are focused on,
including succession planning, Board and Board
Committee effectiveness and the review of the
Santander UK corporate governance framework, in
addition to Board and senior management
appointments, it was agreed to update the
Committees’ name to the ‘Nomination &
Governance Committee' to more clearly reflect the
scope of work they undertake.
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
We also completed the annual review of the
Santander UK Corporate Governance Framework
(CGF) to ensure it remains fit for purpose.
Following the changes made in 2022, and the
implementation of a supporting Subsidiary
Governance Framework, no substantive changes
were required in 2023. The CGF was updated in
early 2024 to reflect the updated ring-fencing
governance rule modifications.
Board and Committee effectiveness
The Committees oversee the annual effectiveness
review (the Review) of the Boards, its committees’
and individual Director performance, including the
Chair. In 2023, the Review was completed
internally. The Committees also reviewed progress
made against actions identified in the 2021/2022
reviews, all of which were closed in 2023. Full
details are set out in the Board and Committee
effectiveness section of the Chair's report on
corporate governance.
Promoting diversity and inclusion
We believe that our success is integrally linked to
the diverse composition of our people and the
promotion of an inclusive culture. The basis of this
premise applies to our Boards and Board
Committees as much as it does to any other area
of our organisation. Diverse views, combined with
inclusion, encourages the sharing of a wide range
of perspectives and ideas alongside challenging
and raising concerns. As a Board, we approve the
Santander UK Diversity, Equity and Inclusion
strategy and monitor its progress through our Board
Responsible Banking Committees, holding
management to account for promoting diversity and
inclusion to see a healthy working culture and
positive outcomes in risk management, good
conduct, innovation and delivering good customer
outcomes. Progress against this can be found in
our 2023 Diversity, Equity & Inclusion and Pay Gap
Report, which does not form part of this Annual
Report.
We recognise that a diverse and inclusive Board
should result in more effective and prudent
decision-making and risk management. We want a
Board that reflects a combination of diversity in its
broadest sense, embracing different perspectives
and dynamics through demographic diversity and
diversity of experience to foster diversity of thought,
valuing the input of every Director. Due regard is
given to this when identifying and selecting
candidates for Board appointments and is
considered through Board succession planning.
Our Board Diversity and Inclusion Policy sets out
the aspirational targets we've set for achieving
Board diversity. The Boards aim to maintain at least
two female members and have 40% female
representation by 2025. At 31 December 2023,
38% of the Board of Santander UK Group Holdings
plc and 36% of the Board of Santander UK plc
were female. We also aim to maintain at least one
member from an ethnic minority background, which
due to the changes in Board composition in 2023,
we do not currently meet. We do however remain
committed to these targets and the Boards and the
Committees will continue to challenge external
search consultants where necessary, ensuring that
diversity is always considered when drawing up
candidate shortlists balanced against the need for
specific skills and experience.
At 31 December 2023, 25% of Executive
Committee members were female, 35% of our
Leadership Group (the level below the Executive
Committee) were female and 41% of our senior
manager population (mid to senior manager roles)
were female.
Looking ahead, we support the intent from the FCA
and PRA to establish minimum diversity and
inclusion standards to give firms a better
understanding of what is expected of them in this
area from a regulatory standpoint through the
publication of a Policy Statement in 2024.
Director induction and training
As set out above, three new Directors joined the
Boards in 2023.
The Committees oversaw the induction and
development plans for each Director, ensuring they
all received a comprehensive, tailored induction for
their specific role so that that they were fully
informed about strategic and commercial issues
affecting Santander UK and the markets in which
we operate, as well as their duties and
responsibilities as Directors. In addition, meetings
were arranged for each of them with key
stakeholders in the UK and across the Banco
Santander group, and visits to different sites around
the business were undertaken by them in line with
their roles and needs.
To support with the changes made to Board
Committee composition and to facilitate a smooth
handover between chairs, induction plans were
also prepared for Mark Lewis to support his new
role as Chair of the Board Remuneration and RFB
Board Remuneration Committees.
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
Effectiveness of the Committee
As noted in the Board and Committee effectiveness
section of the Chair's report on corporate
governance, the Committees’ performance was
assessed as part of the annual review. The
Committees were rated highly and continue to
perform effectively.
The priorities for the Committees for 2024 were
identified as:
–Succession planning - particularly at Executive
Committee level.
–Managing Board transition - following the
departure of experienced NEDs and overseeing
the appointment and induction of their
successors.
–Board diversity - continuing to balance the
requirements of the skills matrix, regulatory
requirements, independence and diversity of
mind and Banco Santander governance
requirements, as well as diversity in terms of
gender and ethnicity.
William Vereker
Chair
29 February 2024

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Nomination & Governance Committee Chair’s report continued

Annual Report 2023	Santander UK Group Holdings plc 61

Ed Giera Chair
Introduction
On behalf of the Committee, I am pleased to
present the Board Risk Committee report.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure alignment
of practices, policies and procedures. I am also
the Chair of the RFB Committee and, as the
vast majority of Santander UK's business is
within the RFB’s perimeter, this report details
the governance arrangements, practices and
activities of both Committees.
I was pleased to welcome Michelle Hinchliffe and
Jose Maria Roldan to the Committee in 2023. I also
would like to thank Annemarie Durbin and Chris
Jones for their many contributions to the Committee
and strong partnership during their tenures as
Committee members and Chairs of the
Remuneration Committee and Audit Committee,
respectively.

Committees’ responsibilities
Advise the Board on the Enterprise Wide Risk profile, Risk Appetite and strategy.
Provide advice, oversight and challenge to embed and maintain a supportive risk culture.
Review the Risk Framework and recommend it to the Board for approval.
Review and approve the key risk type and risk activity frameworks in the Risk Framework.
Review the capability in the organisation to identify and manage new risks and risk types.
Review risks and issues escalated by the CRO, and their associated action plans.
Oversee and challenge the day-to-day risk management, oversight and adherence to risk frameworks and policies.
Oversee the adequacy of governance arrangements.

Committee members At 29 February 2024
Ed Giera (Chair)
Lisa Fretwell
Michelle Hinchliffe
Mark Lewis*
Nicky Morgan*
Jose Maria Roldan
Pamela Walkden
*Joined on 1 January 2024
Key activities in the year
In 2023, the focus of the Committees' work was in
the following areas:
Economic Crime risk
Financial crime risk remained a principal risk for
Santander UK and a focus for the Committee.
Throughout the year, the Committee continued to
provide oversight of the management and plans to
return to Board risk appetite. The Committee also
challenged management's approach to financial
crime policies and procedures, the pace of
transformation, and any emerging risks. The
Committee oversaw management's actions to
mitigate operational risk losses from fraud and
recognised that management achieved a significant
reduction in fraud losses in 2023.
Evolving Market and Macroeconomic
Conditions
The Committee thoroughly assessed the capital
and liquidity requirements needed to sustain
business operations and to withstand significant
stress. We regularly reviewed and questioned the
plans for managing our strategic, credit, and market
risks. These plans included potential risks such as
rising inflation and interest rates, housing market
conditions, unemployment levels, consumer
indebtedness and, for our corporate customers, the
risk of credit losses resulting from the failure of a
counterparty to meet its obligations, and credit
quality deterioration due to increased business cost
and supply chain pressures. Despite these risks,
our credit portfolios remained resilient, and we are
closely monitoring the risks associated with
customers’ affordability and refinancing options.
IT and Cybersecurity risk
In 2023, IT and Cybersecurity risk remained a top
focus for the Committee. Every quarter, we
reviewed and challenged management’s progress
on the bank-wide programme to address our
obsolescence risks and the risks associated with
our IT systems. The Committee also received
regular reports on cybersecurity risks bearing in
mind the elevated geopolitical environment, whilst
also maintaining a strong focus on understanding
our data risk landscape and our strategy and
management programme, designed to address
such risks.
Conduct and Regulatory risk
The Committee reviewed the changes to our Board
risk appetite measures and received regular
updates on the conduct and regulatory risk profiles,
the factors contributing to the higher risk profile, and
the activities being taken to address those risks, to
implement the Consumer Duty, and to strengthen
our risk culture. The Committee assessed the
adequacy and effectiveness of the Compliance
function, which remains independent.
Third-Party Risk Management and Business
Disruption
Given our extensive reliance on third-parties for a
range of goods and services and heightened
geopolitical risk putting an increased risk on supply
chains, the committee reviewed and challenged
progress on a programme of work to enhance our
controls and governance arrangements relating to
supplier risks.
Business Disruption risk remains a key focus for
the business and the Committee reviewed plans
and progress within the business to achieve
operational resiliency regulatory deadlines.
People risk
People risk was a significant risk to our business in
2023, particularly when we transitioned our Head
Office to Unity Place in Milton Keynes. The
Committee conducted multiple deep dives into our
people risk profiles, with return to the office,
colleague attrition, cost of living pressures, long-
term and short-term absence, and colleague well-
being deemed the most significant.
Effectiveness of risk management system and
internal controls
In 2022, we undertook a full re-engineering of our
Risk and Control Self-Assessment (RCSA) process
to drive a more robust and comprehensive
assessment of our risks and controls and improve
our identification, assessment, management and
reporting of risk. In 2023, this resulted in material
improvements in how risks are identified across the
business and an increase in controls. Our risk
management system and internal controls estate
are now based on a standardised library, enabling
us to aggregate our common exposures. The
standardisation of our control library also means we
can now start to identify the most common controls
relied upon across the business and focus more
efforts on improving them where they relate to
critical or high risks.
Whilst good progress has been made, we
recognise that this exercise requires iteration and
embedding, which we will continue to focus on in
2024. Our revised RCSA results are a positive step
forward in the continued evolution of our risk and
control environment, and the outputs now better
support our understanding of the risk and control
environment.
Effectiveness of the Committee
As noted in the Board and Committee effectiveness
section of the Chair's report on corporate
governance, the Committees’ performance was
assessed as part of the annual review. The
Committees were rated highly and continue to
perform effectively.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report

Annual Report 2023	Santander UK Group Holdings plc 62
Primary activities
The Committee fulfilled its responsibilities in 2023, by challenging, monitoring, and advising the Board on Santander UK’s current risk exposure and future risk strategy.

Areas of focus	Action taken by the Board Risk Committee	Outcome
Risk Appetite
–Reviewed and challenged the framework of the Board Risk Appetite Statement
(RAS) to ensure that it effectively sets appropriate limits for each primary risk type.
–Examined  changes proposed to the Cost of Credit limit given the macroeconomic environment, updates to Non-Traded Market Risk limits to allow for wider sensitivity to interest rates and Operational Risk qualitative statements and supporting metrics.
–Monitored the risk profile of Santander UK relative to risk appetite limits and continually challenged management on its triggers and appropriateness.
–Recommended the proposed Risk Appetite to the Board for approval. For more, see ‘Risk Appetite’ in the ‘Risk governance’ section of the Risk review.
Risk Framework
–Reviewed proposed changes to the Risk Framework, particularly changes proposed to the operational risk and resilience framework and conduct and regulatory risk framework.
–Discussed the annual certification process and assessed the extent to which the
Risk Framework had been effectively implemented and embedded across the business.
–Noted that Risk certification results indicated the majority of Santander UK remained compliant with the Risk Framework. Noted that full compliance increased to 96%, with improvements against most sections of the Risk Framework.

–Agreed that the Risk Framework
continues to meet Industry and regulatory
standards and that it has been effectively
implemented.
–Recommended proposed changes to the
Board for approval.
For more, see ‘Risk Framework’ in the
‘Risk governance’ section of the Risk
review.

Stress testing
–Stress testing remains a key tool to highlight and manage the impact on capital and profit and loss in stress scenarios. The Committee continues to closely monitor methodology, governance arrangements, and outputs.
–Reviewed and challenged the scenario and stress tests for the 2023 ILAAP and
ICAAP.

–Supported management’s action plan in
response to the 2022/23 Annual Cyclical
Scenario (ACS) stress test regulator’s
feedback.
For more, see ‘Stress testing’ in the ‘Risk
governance’ section of the Risk review.

Credit risk
–Regularly reviewed the credit risk exposure of the Retail and Business Banking,
Corporate & Commercial Banking and Consumer Finance businesses by vintage, asset type, and risk cohort.
–Held a ‘deep dive’ session to review Social Housing exposure given cost of living pressures and implications of Environmental, Social and Governance/
Decarbonisation requirements on the sector.
–Challenged management on its strategy and approach to managing credit risk and credit risk capabilities, and particularly in supporting our customers.

–Concluded that Santander UK’s credit
portfolios remained resilient.
–Encouraged management to review play
books and identify refinements required
to mitigate impacts on the business as a
result of deteriorating macro conditions.
For more, see the ‘Credit risk’ section of the
Risk review.

Liquidity risk
–Held a deep dive session to review Santander UK’s liquidity risk following the failure of Silicon Valley Bank (SVB) and Signature Bank, noting that Santander UK had no direct exposure to SVB.
–Reviewed the ILAAP, including different scenarios and approaches utilised, and noted management have addressed all regulatory feedback on the previous
Liquidity Supervisory Review and Evaluation Process and subsequent ILAAP reviews.
–Questioned management about ILAAP contingency options, which were derived from the Recovery Plan.
–Considered half yearly updates on Treasury and asset and liability management activities, the macroeconomic environment, Bank of England base rate changes and the impacts on products, particularly mortgages and pricing.

–Acknowledged that Santander UK holds
sufficient liquid resources and has
adequate governance and controls in
place to manage liquidity risks.
–Agreed to recommend the 2023 ILAAP to
the Board for approval, following review
and challenge.
For more, see the ‘Liquidity risk’ section of
the Risk review.

Capital risk
–Considered dividends proposed to be paid from Santander UK plc to Santander UK
Group Holdings plc, and from Santander UK Group Holdings plc to Banco
Santander SA, for the year.
–Challenged management on the capital risk profiles, which remained robust, with all key risk appetite measures staying within the Board Risk Appetite.
–Reviewed and challenged management on the changes proposed to the Surplus
Capital Allocation Framework and the Dividend Policy.
–Reviewed the ICAAP, including the scenarios used, and challenged management on the internal assessment completed using the regulator’s Pillar 2A methodologies.

–Recommended the payment of dividends
to the Board for approval, subject to final
determinations on capital distributions by
the regulator.
–Agreed to recommend the ICAAP to the
Board for approval following review and
challenge.
For more, see the ‘Capital risk’ section of
the Risk review.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Annual Report 2023	Santander UK Group Holdings plc 63

Areas of focus	Action taken by the Board Risk Committee	Outcome
Operational risk & resilience
Received regular updates on the operational risk profile and risk appetite, with a particular focus on Business Disruption, Cybersecurity, IT, Outsourcing and Third Party,
People and Transformation and Change risks:
For more, see the ‘Operational risk & resilience’ section of the Risk review.

Business disruption
–Reviewed self-assessments progress made to achieve regulatory compliance.
–Challenged management on scenario tests carried out across all Important
Business Services (IBS) to determine any limitations in the IBS to recover within impact tolerance.
–The Committee remains focused on ensuring Santander UK achieves operational resilience regulatory deadlines of March 2025.

Cybersecurity
–Reviewed reports on cybersecurity risk and the external threat landscape particularly on Santander UK’s supply chain and management actions being taken to mitigate potential impacts on the bank from attacks on third-party suppliers.
–Considered risk mitigation for key emerging threats particularly obsolescence in legacy Active Directory systems, infrastructure, and firewalls.
–Examined the results of our cyber internal controls which are regularly tested using adversarial simulations, which were encouraging and provided assurance of the effectiveness of our controls.
–Received reassurance that internal focus remains on addressing obsolescence and vulnerabilities across Santander UK’s critical infrastructure.

IT
–Received regular updates on IT risk and progress made across the IT Risk
Remediation activities.
–Considered management’s progress in meeting key critical milestones in bringing IT
Risk within Board Risk Appetite.
–Queried management concerning the capacity and skills in place to complete the critical remediation path and received assurance that a reassessment of work streams had been completed to determine capacity plans, including dependencies.

–Received assurance from management in
the overall level of progress including
plans to deliver operational resiliency
compliance by March 2025, and
recruitment, including the prioritisation of
people development and talent retention
for the team’s future growth.

Outsourcing and Third party
–Received regular reporting on outsourcing and third-party risk and considered this risk type as a significant risk, following management’s recognition of the challenges.
–Reviewed progress made on the Vendor Risk Questionnaire from the SS2/21 re-
assessment.
–Queried management on remediation plans for third-party risk management. The
Committee was assured that a more robust methodology was being developed.

–The Committee is encouraged by the
level of progress made, including
investment in core systems, training of
key staff, and improved service
management.
–Supported management on its
remediation plans to return the risk profile
to within Board Risk Appetite.

Financial Crime
–Continued to challenge management on return to the Board Risk Appetite timeline, adequacy of resources and pace of remediation transformation in driving improvements.
–Reviewed updates from the business heads of each division, and the Second Line of Defence, and examined progress made on remediation plans, emerging risks and alignment with the One Europe Financial Crime Programme of Banco Santander.
–Reviewed the Money Laundering Reporting Officer’s report and considered the evolving regulatory, geo-political and legal requirements pertaining to the financial crime landscape.
–Reviewed different strategies to mitigate fraud risk, including improving the Fraud
Framework and collaborating with Banco Santander and the UK industry.

–Acknowledged the significant progress
on financial crime remediation plans
made in 2023 and remained committed
to ensuring that Santander UK returns to
Board Risk Appetite within the agreed
timeframes.
For more, see the ‘Financial crime risk’
section of the Risk review.

Model risk
–Received regular updates on Santander UK’s existing International Financial
Reporting Standard 9 (IFRS 9) rating systems and progress with respect to
Generation 2 model development and implementation, which remains on track.
–Considered management’s effort to deliver a satisfactory IRB Hybrid mortgage model in 2023 and the decision to rebuild the IRB Hybrid model to ensure the regulator’s feedback is fully integrated into the model and the documentation.
–Considered the resources required to fulfil regulatory requirements, noting the challenges of increasing resources given the scarcity of modelling skills.

–Noted the mobilisation of the Model Risk
Transformation Programme to address
recommendations, self-identified gaps
and other elements within the PSM and
to ensure compliance with the regulator’s
expectations on model risk management
principles for banks.
–Scheduled regular updates to review
management’s progress against agreed
milestones of the IRB Hybrid Model.
For more, see the ‘Model risk’ section
of the Risk review.

Ed Giera
29 February 2024

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Annual Report 2023	Santander UK Group Holdings plc 64

Michelle Hinchliffe Chair
Introduction
On behalf of the Committee, I am pleased to
present the Board Audit Committee report,
setting out the key topics we considered in the
year. Firstly, I would like to thank Chris Jones,
who stepped down as Committee Chair on
30 September 2023, for his excellent
stewardship of the Committee.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure alignment
of practices, policies and procedures. I am also
the Chair of the RFB Committee and, as the
vast majority of Santander UK's business is
within the RFB’s perimeter, this report details
the governance arrangements, practices and
activities of both Committees.

Committees’ responsibilities
Oversight of the integrity of the financial
statements of the Company and any formal
announcements relating to its financial
performance, including underlying significant
financial reporting judgements and estimates.

Oversight of internal financial control effectiveness.
Oversight of the relationship with our external
auditors including their independence and
objectivity, audit scope and effectiveness of the
audit process in respect of their statutory audit
of the annual financial statements.

Oversight of the Internal Audit function.
Oversight of Recovery and Resolution planning
Oversight of Whistleblowing arrangements.

Committee members At 29 February 2024
Michelle Hinchliffe (Chair)
Ed Giera
Lisa Fretwell
Nicky Morgan*
Mark Lewis*
*Joined on 1 January 2024
Key activities in the year
In 2023, the focus of the Committees' work was in
the following areas:
Financial reporting
–Challenging the macroeconomic scenarios
weights and other inputs to our credit risk
models for purposes of estimating expected
credit loss (ECL) provisions, to ensure
appropriateness.
–Considering management's proposals on
Judgemental Adjustments (JA) to the ECL,
including a new JA to reflect the increasing risk
of customers refinancing into a higher interest
rate environment.
–Reviewing management’s approach and key
methodology changes for new mortgage and
corporate ECL models, and supporting
simplifications to reduce run time and allow for
increased macroeconomic sensitivity analysis.
We will continue to monitor the implementation
of the new ECL models, which is expected to be
completed in H1 2024.
–Considering management's proposals on key
inputs to our interest rate models and
challenging the calculation of JA’s.
–Considering the pension scheme asset
valuation procedures that were completed for
the year-end and reviewing key assumptions
and inputs to the calculation of the defined
benefit obligation.
–Reviewing the goodwill balances to identify any
indicators of impairment and consideration of
the disclosures made to ensure that the key
sensitivities and potential impacts are
appropriately highlighted.
–Reviewing the financial reporting disclosures in
the quarterly financial statements, and
challenged the assessment of contingent liability
matters and their disclosures.
Oversight of external auditors
–Approving the external auditor's proposed audit
scope and related fee proposal.
–Considering the FRC's thematic Audit Quality
Inspection Report published in July 2023 and
other audit quality indicators including PwC
Transparency Report as part of our annual
assessment of PwC's performance.
–Reviewing PwC's reports on findings and
recommendations on internal control and
financial reporting matters identified during their
audit and their view of management's progress
in resolving them.
–Discussing developments in financial reporting
including changes to statute, accounting
standards and best practice.
–Monitoring the ongoing independence of PwC.
Internal controls and regulatory reporting
–Overseeing the 100% independent testing of
Sarbanes-Oxley (SOx) controls, identified
control deficiencies and related remediation
plans.
–Continuing focus on oversight of the
procurement process including consultant
spend.
–Overseeing management’s capital and liquidity
regulatory reporting programs to ensure
continued compliance with changing
requirements and standards.
–Reviewing the control environment in Consumer
Finance following it coming into full scope of the
SOx audit.
Internal Audit
–Monitoring progress against the 2023 Audit
Plan.
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
–Considering the 2024 Audit Plan and annual
report for recommendation to the Board.
–Considering the appointment of Deloitte to carry
out an External Quality Assessment and the
subsequent report and findings from Deloitte.
Recovery and Resolution planning
–Overseeing management's progress on
resolvability, including reviewing the
preparations for and submission of the second
resolvability public disclosure and arrangements
supporting the ongoing maintenance and,
where appropriate, enhancement of the
Company's resolution capabilities.
–Overseeing the updating of the recovery plan.
Whistleblowing
–Monitoring management's continued embedding
of its whistleblowing framework and
arrangements. We continued to refine our
policies and operating procedures to stay
abreast of best practice.
–Considering key themes and individual
whistleblow cases where appropriate.
–Considering the whistleblowing annual report to
the Board.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report

Annual Report 2023	Santander UK Group Holdings plc 65

Financial reporting
Significant financial reporting issues including judgements and estimates
The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. This is considered by the
Committee on at least a quarterly basis.
In 2023, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue	Action taken by the Board Audit Committee	Outcome
Credit impairment charges Determining the appropriateness of credit impairment charges is highly judgemental requiring management to make a number of assumptions.
Overall approach
–Considered the challenges in applying management
judgements on IFRS 9 ECL provisioning given the cost of
living crisis and higher base rate environment.
–Reviewed the fully updated macroeconomic scenarios and
weights on a quarterly basis, which captured a wide range
of potential outcomes for the UK economy, particularly in
light of the current high inflation environment.
–Oversaw improvements in the framework to identify when a
new JA is needed or an existing JA is no longer needed.
–Challenged management to ensure appropriate time is
given to complete model governance to allow a high quality,
well controlled implementation. We monitored the progress
of the new model development that was running in parallel
with the current models in H223 and which is due to go live
in H124 after an independent model validation review.
Models are not expected to result in a material change in
ECL.

–Agreed with management on the level of disclosures on
management judgements and estimates
–Satisfied ourselves with the robustness of the process used to arrive at the management judgements and estimates as
well as with the management judgements and estimates
themselves.
–Endorsed the quarterly updates to the macroeconomic
scenarios and weights.
–Endorsed the improvements in the JA framework.
–Endorsed management’s approach and key methodology
changes for new mortgage and corporate ECL models.
–Monitored governance and progress on the implementation
of new ECL models which are due to go live in H124.
See the 'Credit risk' section in the Risk review.
See 'Critical judgements and accounting estimates' in Note 1 to the Consolidated Financial Statements.

Retail and corporate credit impairment charges
–Reviewed detailed reports from management throughout
the year to satisfy ourselves that Significant Increase in
Credit Risk (SICR) triggers had been correctly identified.
–Considered management's proposal to introduce a new
Mortgage Refinancing JA to target customers susceptible to
refinance risk in response to the cost of living crisis and
increased interest rates.

–Concurred with management's judgement on the level of
retail and corporate credit impairment charges, concluding
that the underlying assumptions were appropriate.
–Agreed with management's updates on existing and new
JAs.
See 'Critical judgements and accounting estimates' in Note 1 to the Consolidated Financial Statements.
See Note 13 to the Consolidated Financial Statements.
See ‘Credit risk’ in the Risk Review.

Provisions and Contingent liabilities The provisions for customer remediation, litigation and other regulatory activities continued to be highly judgemental and have required significant assumptions.
–Scrutinised the level and adequacy of customer
remediation, litigation and other regulatory provisions and
challenged management’s assumptions.
–Monitored progress on litigation with a third party over an alleged PPI liability and reviewed judgements and estimates
on the level of provision for potential future legal claims.
–Reviewed management’s judgements and estimates in
respect of any potential liability in relation to on-going
German dividend tax arbitrage transactions regulatory and
law enforcement investigations.
–Reviewed the risks related to historical Motor Finance
commissions arrangements and challenged management's
assessment that it is not considered that a legal or
constructive obligation has been incurred in relation to these matters that would require a provision to be recognised at
this stage.

–Agreed with management’s judgement on the level of
customer remediation, litigation and other regulatory
provisions and/or contingent liability disclosures.
–Endorsed management’s assessment that it is not
considered that a legal or constructive obligation has been
incurred in relation to the Motor Finance commissions review.
–Endorsed the proposed year-end disclosures.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See Note 29 and 31 to the Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Annual Report 2023	Santander UK Group Holdings plc 66

Financial reporting issue	Action taken by the Board Audit Committee	Outcome
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
–Reviewed management's proposals to update the mortality
projections to reflect the latest published CMI projections.
–Assessed management's proposal to apply a model discount
rate overlay at 31 December 2023 as the difference between it and the average of benchmark model discount rates exceeded
management's policy threshold to make an adjustment.
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
–Agreed with management's proposals to update the mortality
projections to reflect the latest published CMI projections.
–Supported management's proposal to apply an overlay to the
model discount rate at 31 December 2023.
–Endorsed the proposed quantitative and qualitative year-end disclosures in respect of pension obligations.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See Note 30 to the Consolidated Financial Statements.
See ‘Pension risk’ in the Risk Review.

Goodwill and the Company’s investment in Santander UK plc
–Monitored the continued appropriateness of the methodology
applied in management’s annual impairment assessments for
goodwill and the cost of the Company's investment in
Santander UK plc including the discount rate, the long-term
growth rate and the cash flow projections applied in the annual impairment assessment.
–Agreed with management that no impairments to goodwill or the cost of the Company's investment in Santander UK plc should be recognised in 2023. See Note 20 to the Consolidated Financial Statements.
Other areas
–Reviewed the outcome of management’s going concern
assessment.
–Reviewed the outcome of management’s assessment of
climate risk exposure.
–Reviewed results of the reviews of cybersecurity risk and
controls performed by the Internal Audit function.

–Agreed with management that the going concern basis of
accounting remained appropriate at 31 December 2023.
–Agreed with management that no impairment should be
recognised in relation to climate risk in 2023.
–Endorsed the proposed year end disclosures.
See Note 1 and 'Going concern' in this report and in the Directors'
report.

The Committee’s focus continues to be on areas of
significant judgement and estimate which pose the
greatest risk of a material financial statement
misstatement. In doing so we consider carefully
the views of PwC, our external auditors, who
constructively challenge the Company's financial
reporting. In addition to the areas set out in the
preceding table, the Committee also considers
other higher risk items. For 2023, these continued
to include the identification and assessment of
risks of material misstatement due to management
fraud or error. We also considered management's
assessment of the effectiveness of model risk
management for financial reporting related models.
Disclosure in the Annual Report
We received verbal updates, in respect of each
quarterly financial report, from the Disclosure
Committee, a senior executive committee chaired
by the CFO. Its remit is to advise the Committee
on the completeness and accuracy of disclosures
in the Company’s external reporting. Some of the
Committee's disclosure considerations included:
–ESG data project plans and its impact on
improving controls and quality of disclosures.
–Climate change and the transition to a low
carbon economy, and its potential impact on the
financial statements.
This, together with other reports received in the
year, and a review of best practice and peer
approaches, enabled us to conclude that we were
satisfied with the disclosures in this Annual Report.
Management also engaged with the Board and the
Committee early on in 2023 in respect of the
approach to the Annual Report which enabled us
to input into the overall tone and messaging in a
timely manner.
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
Following our assessment, we concluded that the
2023 Annual Report was fair, balanced and
understandable.
Financial Reporting Council (FRC) Annual
Review of Corporate Reporting 2022/23
In November 2023, the FRC issued a report which
sets out its views on key developments for annual
reports, codifying its Thematic Reviews. The report
highlighted areas of high-quality reporting, but also
drew attention to improvements that would be
needed in areas such as disclosures on the
impairment of assets, judgements and estimates,
cash flow statements, and the requirement for the
Strategic Report to be 'fair, balanced and
comprehensive'.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Annual Report 2023	Santander UK Group Holdings plc 67
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
Ian Godsmark has been lead audit engagement
partner since June 2022.
A Banco Santander group wide external audit
tender will be undertaken in the first half of 2024 for
the appointment of financial years 2026, 2027 and
2028. The Committee will oversee the process
locally with selected candidate firms and will be
focusing on audit quality and expertise to ensure
high quality audit standards are retained. A
recommendation will be made for the preferred
firm to Banco Santander based on a robust review
of the selected firms’ proposals.
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
–Consideration of the FRC's thematic Audit
Quality Inspection Report published in July 2023
and other audit quality indicators including the
PwC Transparency Report as part of our annual
assessment of PwC's performance.
–Consideration of the FRC's Audit Committee
and the External Auditor: Minimum Standard
which was published in May 2023.
Based on the above inputs, captured in a
formalised assessment, the Committee satisfied
itself as to the rigour and quality of PwC’s audit
process.
Non-audit fees
We have a robust policy on non-audit services
provided by our external auditors. Non-audit
services were under continuous review throughout
2023 to determine that they were permitted by
reference to their nature, assessing potential
threats and safeguards to auditor independence as
well as the overall ratio of audit to non-audit fees.
All assignments require advance approval, either
by the Chair (or in their absence their alternate),
under delegated authority for amounts under
£250,000 plus VAT or, if larger, by the Committee.
This process is in addition to the requirement for all
non-audit fees to be approved by the Banco
Santander Audit Committee.
The fees for non-audit work performed by PwC in
the year, are disclosed in Note 7 to the
Consolidated Financial Statements. We ensured
that these met the external and internal tests for
maintaining their independence, including
evidence of their professional scepticism. During
2023, the Company paid a fee of £1.59m to PwC
in relation to incremental work undertaken in
support of their audit of Banco Santander SA.
In 2023, PwC's non-audit related fees were 21%
for the Company and 9% for the RFB of their total
audit fees, well within the required cap of 70%.
Internal Controls and regulatory reporting
The Board Risk Committee has overall
responsibility for the effectiveness of the internal
control systems. However, due to the nature of
internal control matters, there is a degree of
overlap in responsibilities with those of this
Committee, particularly regarding financial
reporting controls.
Section 404 of the Sarbanes-Oxley Act requires
management to report on the design and
effectiveness of its internal controls over financial
reporting (ICFR) framework. The Committee
considered management's SOx testing framework
including 100% independent design and
effectiveness testing of controls; reviewing the
adequacy of data lineage; and the importance of
the deficiencies identified when considering root
causes and the remediation plans.
Recognising the importance within statutory and
regulatory reporting of capital and risk-weighted
asset metrics, many of which are not subject to
external audit, the Committee retained its focus on
the level of comfort we obtain. We also reviewed
the processes and governance in respect of
preparing additional capital and risk management
disclosures. We had a specific focus on liquidity
risk reporting which is subject to a control
enhancement programme.
The Committee continued to monitor the control
framework in place in respect of consultancy
engagement as well as associated spend and
performance of consultants.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Annual Report 2023	Santander UK Group Holdings plc 68
Internal Audit
The Internal Audit plan, based on a comprehensive
risk assessment, including budget and resources,
was reviewed and challenged by the Committee
prior to recommendation to the Board for its
approval. The plan was updated at regular
intervals in 2023 in response to emerging risks,
changes in the business and the regulatory
environment and at the request of the Committee.
Material changes, mainly additions and deletions,
were formally approved by the Committee.
As part of our oversight, we received regular
updates from our Chief Internal Auditor on internal
audit matters which included summaries of the
most relevant conclusions of the audits completed,
and progress on implementing recommendations
with special consideration to any significant
overdue recommendations, and broader root
cause analyses. All unsatisfactory rated audits
were subject to additional scrutiny by the
Committee, requiring the relevant business areas
to present their response and action plans to
address the audit findings.
We also oversaw the objective setting,
performance evaluation and remuneration of the
Chief Internal Auditor, ensuring objectives were
aligned to key priorities for the Company.
The Committee has approved the Internal Audit
Charter and receives regular updates on the
quality assurance, capabilities and capacity of the
Internal Audit function to ensure its operational
effectiveness and adequate independence.
Relevant changes in the organisational structure of
the Internal Audit function were also presented to
and discussed by the Committee. This is
supplemented by regular interactions between the
Chief Internal Auditor and the Committee Chair.
We also receive feedback on interactions between
Internal Audit, management and our external
auditors.
An External Quality Assessment (EQA), as
required every five years, was undertaken by
Deloitte in the first half of the year.  The objective of
the EQA was to evaluate conformance of the
Internal Audit function with the Institute of Internal
Auditors (IIA) International Professional Practices
Framework which includes the IIA Standards and
Code of Ethics. Deloitte concluded that Internal
Audit is operating as a mature function compared
to its peers and 'Generally Conforms' with the IIA
Standards which is the highest rating attainable.
Recovery and Resolution Planning
The Bank of England's (BoE) Resolvability
Assessment Framework (RAF) sets out how it
assesses UK financial firms' resolvability and
introduces a public disclosure regime. The
Committee oversaw management's progress on
resolvability, including reviewing the 2023
Resolvability Self-Assessment which was
submitted to the BoE in October 2023.
The Committee also oversaw the updating of the
recovery plan which was included in the Banco
Santander Recovery Plan submission to the
European Central Bank in October 2023 and
updated in January 2024.
Whistleblowing
The Committee oversees Santander UK's
whistleblowing arrangements including continuous
refinement of our processes to align with evolving
best practice. Santander UK recognises the
importance of creating an environment where
colleagues feel safe and able to Speak Up.
Speaking Up is a core behaviour at Santander UK
and there are a number of ways colleagues can do
this, including raising a concern via Santander
UK's Whistleblowing arrangements.
In 2023, management continued to manage the
whistleblowing framework and arrangements
under our oversight. We continued to refine our
policies and operating procedures to stay abreast
of best practice. During the year the team has
been enhanced to allow it to meet the expectations
of regulators and internal stakeholders, ensure
appropriate management of conduct risk and to
enable them to undertake additional activities.
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
The Committee is satisfied that Santander UK
complied with the FCA and PRA regulations on
whistleblowing in the year. Following the retirement
of Chris Jones, I assumed the Whistleblowers'
Champion role which is to oversee the integrity,
independence, and effectiveness of the
whistleblowing arrangements and Whistleblowers'
Champion. I am focused on procedures and
governance to prevent victimisation of employees
who raise a whistleblowing concern. I meet
regularly with management and I have been
involved in overseeing the implementation of
continuous improvements to the arrangements.
Other areas of 2023 focus
The Committee also reviewed management’s
preparedness for the adoption and publication of
an Audit and Assurance Policy (AAP), as required
under proposed legislation.  This was prior to the
announcement from the Government on 16
October 2023 which withdrew the proposed
secondary legislation mandating additional
disclosure requirements including the requirement
to adopt an AAP and Resilience Statement.
The Committee also reviewed and recommended
the Taxation Strategy for 2022 to the Board for its
approval.
Effectiveness of the Committee
As noted in the Board and Committee
effectiveness section of the Chair's report on
corporate governance, the Committees’
performance was assessed as part of the annual
review. The Committees were rated highly and
continue to perform effectively.
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
NYSE listing standards.
Michelle Hinchliffe
29 February 2024

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Annual Report 2023	Santander UK Group Holdings plc 69

Nicky Morgan Chair
Introduction
On behalf of the Committee, I am pleased to
present the Board Responsible Banking
Committee report.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure alignment
of practices, policies and procedures. As the
vast majority of Santander UK's business is
within the RFB’s perimeter, this report details
the governance arrangements, practices and
activities of both Committees.
I became Chair of the Committee, in addition
to the RFB Committee, when the membership
of the Committee and the RFB Committee
was aligned on 1 January 2024 as a result of
revisions to our ring-fencing rule modifications.
I would like to thank Ed Giera, the previous
Committee Chair, for his guardianship.  Ed
and I collaborated throughout the year to
ensure that matters were considered by the
appropriate Committee and that there were no
gaps in coverage. Further details on the
changes to the composition of the Committees
during the year can be found in the Chair’s
report on corporate governance.

Committees’ responsibilities
Support management in shaping, driving and
delivering the responsible banking agenda of
the business across a broad spectrum of areas
including customers, culture, diversity and
inclusion, conduct, communities and climate
change and the environment (the Board Risk
Committee is responsible for overseeing the
risks associated with climate change).

Committee members At 29 February 2024
Nicky Morgan (Chair)[1]
Lisa Fretwell
Ed Giera
Michelle Hinchliffe
Mark Lewis [2]
Jose Maria Roldan
1 Joined as a member and Chair on 1 January 2024
2 Joined on 1 January 2024
Key activities in the year
In 2023, the focus of the Committees' work was in
the following areas:
Responsible Banking
Responsible banking is a broad term covering an
extensive array of environmental, social and
governance-related (ESG) matters that are key
to delivering Santander UK's strategy. We agreed
our Responsible Banking strategy in 2021. In
2023, we endorsed the evolution of the related
target operating model to align with the ESG
framework and Banco Santander’s approach.
We have kept abreast of progress against our
strategy, encouraging management to ensure
ESG targets are stretching and meaningful.
Our customers
The Committees' strong focus on supporting our
customers continued in 2023 as we recognised the
many challenges facing them, including the cost of
living crisis, higher borrowing costs and ever
increasing, sophisticated fraud attacks.
At each quarterly meeting, the Committees
received holistic reports on how well we are
supporting our customers, as well as risk-based
deep dives on matters such as:
–support for our vulnerable customers
–customer support during the cost of living crisis
–protecting our customers from fraud
–support for those at risk of gambling addictions
–responsible lending
–branch network strategy, including Work Cafes
–Consumer Duty implementation which you can
read more about in the Stakeholder voice
section in the Strategic report.
Management continues to take proactive steps to
support our customers, such as educating
customers potentially at risk of gambling addiction
on practical solutions to manage their interests,
implementing new technology to fight fraud and
contacting customers to notify them of higher
savings rates available. We were pleased to hear
that management continues to invest in training for
our customer-facing employees to ensure they are
fully equipped to deal with the most complex and
often emotionally triggering customer issues.
We continued to monitor customer satisfaction via
our Net Promoter Scores and to encourage
management to resolve the underlying factors that
negatively affect customers' experience. We
believe management has taken the right steps to
help our customers and promote good outcomes,
and we encourage them to continue to do so.
Our people and culture
Given its importance to the organisation, we spend
a significant proportion of our meeting time
assessing our culture. To allow us to gain insight
into different teams' cultures and Santander UK’s
approach to different issues, we continued our
'Employee Voice' discussions, hearing from
Procurement, Legal and Corporate Governance
and some of our high potential female employees.
Annemarie Durbin handed the role of Santander
UK plc Employee Designated Director to Lisa
Fretwell in the year and they reported on their
interactions with colleagues at each quarterly
meeting.
Each NED was given a full employee engagement
programme for 2023 and they shared their insights
and experiences from these.
It is widely accepted that, while having the right
culture is crucial to the success of any
organisation, it is a challenge to measure and
monitor that culture. We measure it via staff
sentiment, but recognise this is only one view of
culture and so we asked management to create a
more holistic culture dashboard that we can use to
support our oversight role. While this is still a work
in progress, we are pleased with progress and
expect to have a comprehensive oversight model
in place for 2024.
Diversity, Equity and Inclusion is a strength that
Santander UK and the Boards are keen to
continue to develop and strengthen. In 2023, we
considered valuable insights provided by
management as to what activity would really turn
the dial to increase diversity and reduce our pay
gaps. We agreed a new strategy in February 2024
and I look forward to reporting on that and our
progress against it in next year’s report. You can
read our Diversity, Equity & Inclusion and Pay Gap
report on our website.
Regulators, conduct and compliance
Our regulators are key stakeholders as they
authorise Santander UK to provide our services to
our customers. Complying with regulatory
requirements and best practice is a priority and at
each quarterly meeting, the RFB Committee
receives comprehensive updates on the RFB's
conduct and regulatory risk status, as well as
actions to resolve any issues. The report also
includes 'horizon scanning' to give insight on what
regulatory or compliance matters are expected and
how management plans to address them.
A key part of our regulatory agenda in 2023 was to
oversee implementation of the new Consumer
Duty for the benefit of our customers. You can read
more about our approach to this in the Stakeholder
voice section in the Strategic report.
Community and suppliers
To ensure that we are doing the right thing by our
communities and suppliers, we received reports on
a multitude of matters, including on our ethical
procurement approach, activities undertaken to
ensure that no modern slavery exists in our supply
chains and the financial education we are
providing to customers and communities. We are
pleased with our progress in these areas and
continue to encourage management to do more.
Responding to climate change
See the Stakeholder voice section in the Strategic
report for more on our climate strategy and
transition planning. As a result of feedback from
Committee members, we plan to hold at least one
training session on ESG and climate matters given
how quickly these areas are progressing.
Effectiveness of the Committee
As noted in the Board and Committee
effectiveness section of the Chair's report on
corporate governance, the Committees’
performance was assessed as part of the annual
review. The Committees were rated highly and
continue to perform effectively.
Nicky Morgan
29 February 2024

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Responsible Banking Committee Chair’s report

Annual Report 2023	Santander UK Group Holdings plc 70

Mark Lewis Chair
Introduction
On behalf of the Committee, I am pleased to
present the Board Remuneration Committee
report.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure alignment
of practices, policies and procedures. As the vast
majority of Santander UK's business is within the
RFB’s perimeter, this report details the
governance arrangements, practices and
activities of both Committees.
I became Chair of the RFB Committee on
16 December 2023 and Chair of the Committee
on 1 January 2024 when the membership of the
Committees was aligned as a result of revisions
to our ring-fencing rule modifications. I would like
to thank Annemarie Durbin, the previous RFB
Committee Chair, and Chris Jones and Lisa
Fretwell, the previous Committee Chairs, for their
excellent stewardship of the Committees. We
collaborated throughout the year to ensure that
matters were considered by the appropriate
Committee and that there were no gaps in
coverage. Further details on the changes to the
composition of the Committees during the year
can be found in the Chair’s report on corporate
governance.

Committees’ responsibilities
Setting the overarching principles and
parameters of remuneration policy. It does this
in consultation with the RFB Committee to
ensure that the RFB can comply with its legal
and regulatory obligations, including ring-
fencing

Overseeing the implementation of remuneration policy, including approving individual remuneration packages and the bonus framework and outcomes for EDs and other senior executives
Approving the framework for identifying Material Risk Takers (MRTs) and overseeing their remuneration arrangements
Reviewing the remuneration arrangements for all colleagues

Committee members At 29 February 2024
Mark Lewis (Chair)*
Lisa Fretwell
Ed Giera
*Joined as a member and Chair on 1 January 2024.
Key activities in the year
In 2023, the focus of the Committees' work was in
the following areas:
Aligning remuneration with our strategic
priorities and good customer outcomes
The core principles of our approach to
remuneration continue to be a clear link between
pay and performance and alignment to our
strategy, risk appetite and culture, which supports
the delivery of good outcomes for our customers
and treats all our colleagues fairly. Each year we
carefully scrutinise our variable pay framework to
ensure it remains closely aligned with our strategic
priorities and continues to reflect the culture and
behaviours we expect from our colleagues. For
2023 we agreed a balanced scorecard of financial
and non-financial metrics with appropriately
stretching targets focused on Customers,
Shareholder, Sustainability and Responsible
Banking. These metrics and targets were designed
to motivate our people to deliver on our goals and
create long-term value for our shareholders, while
balancing the interests of our key stakeholders.
Santander UK is committed to delivering good
outcomes for its customers and the Committees
took steps this year to ensure that the variable pay
metrics were aligned with the objectives of the new
Consumer Duty. In line with this aim, customer
satisfaction and loyalty remained a key element of
the 2023 bonus scorecard. More broadly, we
reviewed and approved changes to our
remuneration framework and policies to ensure
they appropriately reflected the higher standards
expected under the Consumer Duty and reinforced
one of our core behaviours, Think Customer.
Our Sustainability and Responsible Banking
ambitions continue to be an important priority and
we ensured this had a sufficient representation in
the scorecard, through metrics including colleague
engagement, colleague inclusion and gender and
ethnic diversity. Further, we reported to you last
year that the incorporation of a sustainability metric
aimed at supporting our customers to reduce their
carbon emissions would be considered in 2023.
This was challenged extensively by the Board
Responsible Banking Committee (RBC), as part of
which it considered the approaches being taken by
our industry peers in this area. The RBC
determined that the most appropriate focus for
2023 would be incentivising management to
formulate a robust climate strategy and transition
plan, which was aligned to our business strategy,
by the end of the year. On the RBC’s
recommendation, the Committees agreed the
inclusion of this objective in the 2023 bonus
scorecard.
Santander UK continues to evolve its approach in
this area. For more on our Sustainability and
Responsible Banking strategy and climate
transition plan, see the Sustainability and
Responsible Banking report. For more on the 2023
variable pay framework, including the scorecard
metrics for Santander UK plc, see the
Remuneration Implementation Report.
Business performance in 2023 and impact on
remuneration
When determining variable pay for 2023, the
Committees carefully considered the performance
delivered against the bonus scorecard metrics,
including those designed to promote positive
outcomes for our broader stakeholder groups, to
ensure a balanced and proportionate outcome.
While seeking to fairly reward  the strong business
performance and other achievements delivered
during the year, we remained mindful of the
continuing pressures on our customers, colleagues
and wider communities driven by higher interest
rates and cost of living. We also took into account
an assessment of current and future risks when
approving the overall bonus pools for Santander
UK, Santander Consumer UK and Santander
Financial Services, as well as the bonus awards
for the EDs and other senior executives.
The Committees are satisfied that 2023 variable
pay outcomes for all colleagues appropriately
reflect Santander UK’s financial and non-financial
performance and are fair, consistent, and aligned
to our stakeholders’ interests. For more, see the
Remuneration Implementation Report.
Our approach to risk adjustments
Our risk adjustment procedures, which are
applicable to all colleagues, are robust and well-
embedded within our remuneration framework. We
continue to use a range of risk adjustment
mechanisms, including reducing the bonus pool
and / or individual bonus awards in the current and
previous years, and / or reducing the amount of
any unvested deferred variable remuneration. Our
approach to risk adjustment is under continuous
review to adapt to the changes in Santander UK’s
operating environment, ensuring that they remain
comprehensive, relevant and compliant with
regulatory requirements. In particular, this year we
agreed enhancements to our risk adjustment
standards which included consideration of climate
change risk management and the implementation
and ongoing embedding of the new Consumer
Duty as part of the qualitative assessment.
The CRO reports to us regularly, commenting on
the risk profile and performance of the business in
the year, and recommending any bonus pool,
collective or individual adjustments that we may
wish to implement as a result. The CRO's
assessment takes into account the Chief Internal
Auditor's perspectives on the control environment.
The Committees also seek assurance from the
Board Risk Committee on risk performance and
any potential areas requiring adjustment.
We also hear from the Chief Compliance Officer on
investigations into incidents affecting Santander
UK and any resulting recommendations on
individual remuneration risk adjustments. During
the year, the Committees reviewed and approved
a refreshed individual accountability process and
standard to ensure our individual accountability
arrangements are efficient and effective.
The Committees spent considerable time
determining the appropriate way to reflect the
current risk issues in the variable pay outcomes for
2023 and are content that the resulting outcomes
are fair and proportionate.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report

Annual Report 2023	Santander UK Group Holdings plc 71
Supporting our colleagues
The Committees’ roles and remits extend beyond
the remuneration of the EDs to include other senior
leaders (including MRTs) and, importantly, to
overseeing the implementation of reward and
benefits policies for all colleagues across
Santander UK. The Committees undertake annual
reviews of remuneration and benefits for the wider
workforce and receive updates throughout the year
on related key matters. This helps us to ensure
that executive remuneration decisions are
informed by, and consistent with, the approach
taken for employees more broadly.
We are committed to ensuring our colleagues are
fairly rewarded and have access to a
comprehensive and meaningful range of benefits.
This is important not only for attracting and
retaining talented individuals but also for
supporting our people, particularly the lowest paid,
amid the ongoing inflationary environment and
associated cost of living challenges. In last year’s
report we outlined several initiatives implemented
in 2022 to help colleagues manage these
affordability challenges and are pleased to have
continued this support in 2023 through an
exceptional one-off payment of £400 to all
colleagues below senior leader level. This was in
addition to a competitive pay award for our lower-
paid colleagues. We also further raised our entry-
level salaries from 1 March 2023, increased the
periods of paid parental and bereavement leave
available to our workforce, and simplified and
enhanced our defined contribution pension
scheme which now offers greater flexibility to
colleagues.
The Committees monitor management’s progress
in achieving our objective of harmonising the
pension benefits we provide to our senior leaders
and wider colleagues and were updated this year
on steps being taken to accelerate this activity. We
will continue to challenge management to ensure
our overall benefits offering remains competitive
and supports employee wellbeing.
Santander UK continues to be an accredited Real
Living Wage employer, a status over which the
Committees maintain oversight.
We have once again voluntarily disclosed our CEO
pay ratio. For more, see the Remuneration
Implementation Report.
Transformation Incentive Plan
The performance period for the Transformation
Incentive Plan (TIP) concluded at the end of 2023.
This was a one-off long-term incentive plan
designed to incentivise the delivery of our
transformation agenda by recognising and
rewarding the achievement of key internal financial
targets and an enhanced customer experience,
whilst maintaining appropriate controls around
conduct and risk management, over the course of
Santander UK's transformation period.
The RFB Committee tracked performance against
the TIP performance conditions, and scrutinised
and approved the final outcomes in February
2024, taking into account an assessment of risk
performance by the BRC.
Executive Director reward
In July 2023, we announced the departure of Duke
Dayal, our former CFO, who left the business later
in the year to pursue new business opportunities.
Upon Duke’s departure, his unvested deferred
remuneration lapsed, and he was not eligible for a
2023 bonus award. The Committees reviewed and
agreed the total remuneration package for our new
CFO, Angel Santodomingo, who will be appointed
to the Board once regulatory approval is received.
In determining Angel’s package, we carefully
considered the relevant external market
benchmarks and its alignment to our remuneration
policy. Further details will be provided in next
year’s Remuneration Implementation Report.
Senior leader reward
To deliver our strategy, it is important that
Santander UK can attract, retain and motivate top
talent with the right skills and experience. To
support us in doing so, the Committees have
continued to monitor our remuneration framework
and approach to external market benchmarking,
with the support of our Independent Remuneration
Adviser. In the year, we challenged management
to refresh our approach to external benchmarking
of executive remuneration to ensure it was
appropriately tailored and robust. Where the
business recruited or promoted senior members of
management, we scrutinised the proposed
remuneration and challenged where appropriate.
This year we agreed a change to the operation of
our remuneration policy to give MRTs more
flexibility in how they receive their bonus awards.
They can now choose to receive 25% of their
bonus awards in market value options in Banco
Santander SA shares, with the rest to be delivered
in cash (50%) and Banco Santander SA shares
(25%). Any MRTs who do not elect to receive part
of their awards in options will continue to receive
50% in cash and 50% in Banco Santander SA
shares. This aligns with the approach being taken
across Banco Santander SA.
Board Chair fee
The Committees review the Board Chair’s fee on a
regular basis and agreed an increase of 7.4% in
2023. This is the first increase made to the Board
Chair’s fee since his appointment in 2020 and is
considered appropriate to reflect the time
commitment and regulatory expectations of the
role. The fees for the other NEDs are determined
by the Board Chair and the CEO. You can read
more in the Remuneration Implementation Report.
Diversity, equity and inclusion
Strengthening diversity, equity and inclusion is a
long-term strategic commitment for Santander UK.
We recognise the benefits of this on our colleagues
and wider communities, and the value it adds to
our business. While the Committees are
responsible for overseeing Santander UK's
approach to pay gap reporting, the RBC has
responsibility for overseeing management’s
approach to, and progress in, improving diversity,
equity and inclusion across Santander UK. For
more on this, see the Board Responsible Banking
Committee Chair’s report.
Our 2023 Diversity, Equity & Inclusion and Pay
Gap Report was analysed and approved by the
RFB Committee and published in December 2023.
As well as publishing the required disclosures on
our gender pay gaps, we have also voluntarily
included our ethnicity pay gaps. Given our
commitment to inclusion more broadly, we have
continued to provide a more holistic overview of
our actions and progress towards achieving
everyday inclusion, including additional metrics on
diversity representation and employee experience.
For more on our approach to diversity, equity and
inclusion, see the Sustainability review in the
Strategic report.
In terms of the results, the gender pay and bonus
gaps for the Santander UK group reduced in 2023.
However, ethnicity pay and bonus gaps generally
increased. Santander UK has become more
ethnically diverse throughout all the role grades,
although in particular amongst less senior roles
which has had a negative impact on reported
ethnicity pay gaps. Management will seek to
support the progression of colleagues from ethnic
minorities through the organisation and into more
senior roles, with a view to narrowing the gaps in
the longer-term. For more, see the Diversity, Equity
& Inclusion and Pay Gap Report on our website,
which does not form part of this Annual Report.
Regulatory changes and engagement
Regulatory requirements and expectations are at
the forefront of the Committees' considerations
when making decisions and we are kept abreast of
changes in regulatory requirements via a variety of
means, including by management and our
Independent Remuneration Adviser. We
encourage management to engage proactively
and regularly with our regulators on matters of
interest to them.
The Committees have monitored the progression
and outcome of the FCA and PRA consultation on
removing the limits on the ratio between fixed and
variable pay. We will keep the impacts of this under
review to ensure our remuneration framework and
policies remain appropriate, recognising also that
Santander UK is part of the Banco Santander
group and therefore some of our most senior
MRTs continue to be subject to European
regulatory requirements in this area.
Effectiveness of the Committee
As noted in the Board and Committee
effectiveness section of the Chair's report on
corporate governance, the Committees’
performance was assessed as part of the annual
review. The Committees were rated highly and
continue to perform effectively.
Mark Lewis
29 February 2024

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report continued

Annual Report 2023	Santander UK Group Holdings plc 72
Basis of preparation
This report has been prepared on behalf of the
Board by the Board Remuneration Committee. We
comply with the statutory reporting obligations for
large private companies. We applied the UK
Corporate Governance Code 2018 (the Code) and
complied with the Provisions other than where
stated in the Directors' Report. Several voluntary
remuneration disclosures are also presented in this
report.
Remuneration policy for Executive Directors
(EDs)
Our remuneration policy, which applies to EDs, is
below. Remuneration is structured in two elements:
fixed and variable pay. Fixed pay is set at market
competitive levels appropriate for the role. Variable
pay rewards the delivery of internal financial
targets, key strategic priorities and individual
performance, and is subject to risk adjustment.
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
–the skills required, the role responsibilities and the market value of both;
–the requirement for base salaries to be set at a level that avoids inappropriate risk taking;
–base salary increases for other employees; and
–market conditions.

Pension arrangements	–To provide a discrete element of the package to contribute towards retirement.	–EDs receive a cash allowance in lieu of pension, at 9% of salary. This aligns to the wider workforce average.
Other benefits	–To offer a competitive package and to support employee wellbeing.
–Including: private medical insurance for EDs and their dependants, life assurance, health screening, and relocation allowances where relevant.
–Access to Santander UK’s share schemes on the same terms as other employees.

Variable pay	Principle and description	Policy
Variable pay plans
–The Variable Pay Plan motivates EDs to
achieve and exceed annual internal targets
within Santander UK’s Risk Appetite and
aligned with our strategy and values.
–Multi-year deferral and delivery in Banco
Santander SA shares or share options aligns
EDs’ interests to the long-term interests of
Santander UK. Further performance testing
applies for the CEO.
–Part of the award is deferred according to
the requirements of the PRA Rulebook.
–The long-term Transformation Incentive Plan
is a one-off plan which recognises the
collective achievement of key financial and
non-financial targets associated with the
bank's transformation.
–The long-term PagoNxt Incentive Plan
recognises the contribution of employees
critical to the success of PagoNxt, one of
Banco Santander's strategic priorities.

–Bonus awards under the Variable Pay Plan are discretionary and determined by performance against a scorecard of financial and non-
financial goals, as well as individual performance.
–40% of any bonus awarded is paid upfront after the performance year-
ends, and delivered at least half in shares or share options
–60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered at least half in shares or share options.
–For the CEO, the first three of five deferred award tranches are subject to further performance testing which may reduce or increase the payout.
–The Transformation Incentive Plan is based on performance assessed over a three year period with further deferral and delivery in cash and share-
linked awards in line with regulatory requirements.
–Awards under the PagoNxt Incentive Plan are made part in restricted share units of PagoNxt and part in premium priced options of PagoNxt, and vest in line with regulatory requirements.
–Shares or share instruments are subject to a minimum one-year retention period following vesting.
–Malus and clawback can be applied to variable pay for up to ten years following the grant of an award.
–The structure of variable pay awards means EDs acquire a meaningful shareholding in Banco Santander SA which may extend for a significant period post-employment. In addition, the CEO is subject to a Shareholding
Policy, which aligns long-term interests with Banco Santander shareholders.
The requirement under the policy is set at two times the incumbent’s net salary on appointment. A formal post-employment shareholding requirement is therefore not in place.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration policy report

Annual Report 2023	Santander UK Group Holdings plc 73
Our remuneration policy continues to meet
regulatory requirements. Santander UK applies a
2:1 variable to fixed pay cap in line with approvals
granted to Banco Santander SA by its
shareholders. For control function roles, a lower
ratio of 1:1 is normally applied.
Executive remuneration policies
and principles
Our core values of Simple, Personal and Fair drive
our remuneration policy. We focus on delivering a
framework that is easy to understand, tailored to
individual roles, competitive and fair.
The key drivers of our Remuneration Policy
Alignment to culture
–To design policies aligned to our long-term
success, which support the delivery of our
strategy and reinforce our values.
–To base variable pay on a balanced scorecard
of quantitative and qualitative metrics across
Customers, Shareholders and Responsible
Banking. This aligns to Santander UK’s strategic
priorities, with a focus on good customer
outcomes, simplification, improved efficiency
and sustainable growth.
Simplicity
–To ensure our approach to remuneration is
transparent and easily understood.
–To operate clear structures so our employees
can link their contribution to the success of the
organisation.
Risk
–A consistent approach to reward for all our
employees upholds our prudent approach to
Risk Appetite set as part of a Santander UK-
wide framework. Risk adjustment takes place at
an individual and collective level.
–To provide a package that is balanced between
fixed and variable pay, and short-term and long-
term horizons, which promotes prudent risk
management.
–To ensure remuneration complies with
applicable regulations and legislation.
Fairness
–To take into account an assessment of the EDs'
performance against goals set at the start of the
year, which cover financial, non-financial,
quantitative and qualitative criteria.
–To set robust and stretching targets and reward
exceptional performance.
–To attract, retain and motivate employees of the
highest calibre by providing total remuneration
which reflects individual and Company
performance, is competitive, and reflects the
responsibilities of the role.
–To consider wider employee pay and conditions
when determining Executive pay.
Clarity
–The Committee reviews remuneration reporting
on an annual basis against best practice and
developments in corporate governance,
including the Code. Our reporting is designed to
be transparent, whilst reflective of our structure.
Predictability
–The Committee annually reviews variable pay
levels for certain individuals and the basis of the
bonus pool calculation. Due to commercial
sensitivity, bonus opportunities and targets are
not disclosed as per the provisions of the Code.
Directors’ remuneration is within the variable
pay cap as approved by Banco Santander SA
shareholders and set out above.
On recruitment
When appointing a new ED, base salary is set at a
market competitive level appropriate for the role,
taking into consideration a range of factors
including role responsibilities, internal and external
peer groups, and experience.
Unless determined otherwise, new EDs receive a
pension allowance of 9% of salary, aligned to the
wider workforce average. Benefits will typically be
aligned to the wider employee population.
Remuneration will be established in line with the
Remuneration Policy, as set out in the table on the
previous page.
Relocation support and international mobility
benefits may also be given. Relocation assistance
will normally be a capped amount for a limited
time. In cases of international mobility, the
Committee will have discretion to offer benefits and
pension provisions which reflect home country
market practice and align to relevant legislation.
Buy-out awards
Compensation may be provided to EDs who forfeit
awards on leaving their previous employer. The
Committee retains discretion to make such
compensation as deemed appropriate to secure
the relevant individual’s employment and will
ensure any such payments align with both the
long-term interests of Santander UK and the
regulatory framework.
Such payments will be in line with the awards
foregone on leaving the previous employer taking
into account value, form of awards, vesting dates
and the extent to which performance conditions
applied to the original awards.
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
Termination payments
The remuneration impact of an ED leaving the
Company, including treatment of variable pay and/
or any termination payment will reflect the terms of
the service agreements, relevant scheme rules,
regulatory requirements and the Committee’s
policy relevant to the reason for leaving.
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
In the event of a change in control, any outstanding
variable pay awards will be treated in line with the
relevant scheme rules, taking into account
applicable regulatory requirements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration policy report continued

Annual Report 2023	Santander UK Group Holdings plc 74
Risk and Performance adjustment
We continue to meet the regulatory requirements
in respect of risk and performance adjustment. All
variable remuneration can be adjusted for current
and future risks through our Additional Risk
Adjustment Standard which is linked to our Board
approved Risk Appetite.
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
We have an NYSE-compliant policy in place which
enables variable remuneration to be recovered
from Executive Officers in the case of an
accounting restatement that would have impacted
that remuneration.
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
The Committee seeks input from the Chair of the
Board, Chair of the Board Risk Committee, Chair
of the Board Audit Committee, Chief Risk Officer,
Chief Compliance Officer, Chief People Officer and
Chief Internal Auditor when determining whether
any performance or risk adjustments are required.
Policy for all employees
Our performance and reward approach across the
Company supports our business strategy, rewards
strong performance and reinforces our values
within our risk management framework. The
general principles of the Remuneration Policy
broadly apply across all colleagues where
appropriate. They are designed to attract, retain,
motivate and drive performance.
The structure of remuneration packages for EDs is
aligned with the broader colleague population,
comprising salary, benefits, pension provision and
discretionary variable pay dependent on role and
responsibility.
The Committee annually approves the operation of
variable reward schemes (as well as share
schemes) for all our colleagues to ensure they
reward appropriate behaviour and do not
incentivise activities which are outside risk
appetite.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration policy report continued

Annual Report 2023	Santander UK Group Holdings plc 75
Introduction
This section of the report outlines how our
Remuneration Policy was implemented for 2023.
Variable Pay Plan
The Committee reviews and approves
remuneration governance and frameworks
annually. This ensures continued compliance with
the relevant regulatory rules, including those for
ring-fencing.
To incentivise and reward EDs for achieving
superior and sustained performance, our Directors
participate in an annual variable incentive plan. A
balance of financial and non-financial performance
metrics are selected annually by the Committee
and are aligned with our strategy as measured
over the financial year.  Multi-year deferral and
delivery in Banco Santander SA shares and share
options ensure that EDs’ interests are aligned to
the long-term interests of the business. Further
long-term performance testing also applies for the
CEO.
Both upfront and deferred awards are made at
least half in shares or share options. The deferred
element is delivered over seven years. For the
CEO only, the first three tranches of deferred
awards are subject to further performance testing
against long-term metrics. Awards delivered in
shares or share options are subject to an additional
one-year retention period from the point of delivery.
The 2023 Variable Pay Plan pool was determined
based on a series of stages as follows:
Quantitative assessment
A quantitative assessment against a balanced
scorecard of financial and non-financial metrics
that are key to our strategy. Performance metrics
are reviewed annually to ensure continued
alignment with strategy and, for 2023 the
scorecard included:
–Customers (Net Promoter Score, Active
Customers and Total Customers)
–Shareholders (ROTE and Capital Generation)
–Sustainability and Responsible Banking
(Climate Strategy Transition Plan, Employee
Engagement, Diversity and Inclusion).
A profit underpin applies, requiring Profit after Tax
to remain positive in order to pay any award, with a
reduced pool should profit reduce substantially
from the prior year.
Relative Performance
A Relative Performance Modifier applies, which
assesses our performance against a range of
metrics as compared to our closest peers.
Qualitative assessment
A qualitative assessment adds context to the
quantitative assessment and ensures a balanced
view of performance is taken. Performance is
assessed across compliance, risk management,
network collaboration and responsible banking.
Banco Santander Group Multiplier
The Committee has the discretion to adjust the
pool upwards or downwards to reflect overall
Banco Santander performance, if appropriate.
Regional Adjustment
A Regional Adjustment reflects the UK's
contribution to performance of the Banco
Santander group's European Region.
Exceptional Adjustment
Exceptional adjustments allow for unexpected
factors or additional internal targets not covered by
the quantitative or qualitative assessments to be
reflected in variable pay outcomes.
UK-focused risk adjustment
This provides both a formula-based assessment
against our Risk Appetite and an additional
qualitative overlay. Consideration is given to risk
appetite breaches including, but not limited to:
customers, conduct, operational, reputational and
financial crime risk. This can result in downward
adjustment of up to 100% of the pool or individual
awards at the discretion of the Committee.
Individual assessment
The allocation of the pool is based on an
individual's performance, taking into account a
range of factors. Performance is assessed against
the delivery of priorities (the 'What'), the behaviours
shown in delivering those priorities (the 'How'), and
also Risk.
Deferred long-term awards
Performance testing applies to a portion of the
deferred awards for the CEO. This applies to the
first three deferred tranches of the 2023 award
(36% of the total award) which are payable in
2027, 2028 and 2029. Performance is measured
over a three-year period 2024 to 2026.
The performance measures for 2023 awards are
relative TSR, ROTE and ESG metrics. Following
the performance assessment, the level of awards
will be adjusted accordingly. The assessment
could reduce or increase the overall value of the
deferred awards.
Transformation Incentive Plan
This is a one-off long-term incentive plan which
was designed to recognise the achievement of
financial targets and an enhanced customer
experience, whilst maintaining appropriate conduct
controls and risk management, over the course of
our transformation period.
Awards under the plan were assessed over the
period 1 January 2021 to 31 December 2023.
Awards were granted half in cash and half in
share-based units (linked to the Banco Santander
SA share price), and will vest in accordance with
regulatory requirements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report

Annual Report 2023	Santander UK Group Holdings plc 76
2023 Business Performance and Impact
on Remuneration
During 2023 our focus has been on supporting our
customers through the higher cost of living and
increased interest rates. We have continued to
offer the right products and services, underlining
our commitment to Consumer Duty.
Despite the difficult backdrop, our prudent
approach to risk and the hard work of everyone at
Santander UK delivered a strong set of results for
2023. Strong profit performance was driven by
higher base interest rates and prudent balance
sheet management. Our multi-year transformation
programme concluded with a £794m reduction in
costs.
The Committee acknowledged this strong financial
performance, alongside the experience of our
customers, our employees and our communities,
in determining variable pay awards for the 2023
performance year.
Context for decision making
The Committee ensures that pay policies and
practices for employees across Santander UK are
taken into account when setting policy for
executive remuneration. The Committee reviews
trends across Santander UK group, including the
outcome of any pay negotiations with our
recognised trade unions. It considers the
relationship between executive remuneration and
that of other Santander UK group employees, as
well as remuneration in the wider UK market, when
making decisions on executive pay.
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
The Committee always considers the broader
stakeholder environment when setting policy or
reaching decisions on executive pay.

Executive Directors’ remuneration Total remuneration of each ED for the years ended 31 December 2023 and 2022.

	Mike Regnier (4)		Duke Dayal (5)
	2023	2022	2023	2022
	£000	£000	£000	£000
Salary and fees	1,500	1,123	740	1,000
Taxable benefits (1)	3	2	16	522
Pension	135	101	67	88
Total fixed pay	1,638	1,226	823	1,610
Bonus (paid and deferred) (2)	1,003	1,139	—	1,901
Long-term incentive plan (3)	669	—	—	—
Total variable pay	1,672	1,139	—	1,901
Total remuneration	3,310	2,365	823	3,511

(1)
Taxable benefits for the Executive Directors comprise a range of benefits including, but not limited to, private health care. Included in the 2022 figure for Duke Dayal is a relocation allowance of £500,000.

(2)
Effective 2022, 36% of the Chief Executive Officer's Variable Pay Plan award is subject to long-term performance metrics assessed over three years, which can increase the value of this element by up to
125% or decrease the award to 0%.  No other executive will be subject to long-term performance metrics. The value of the current Chief Executive Officer's 2023 Variable Pay Plan awards not subject to performance conditions, i.e. 64%, is disclosed above.  The value subject to further performance conditions (currently £563,967) will be disclosed at the close of the performance period upon vesting.

(3)
The Long Term Incentive Plan value represents the value of awards made under the Transformation Incentive Plan, following the testing of the Plan's performance conditions. The value of awards made in share-linked instruments has been calculated with reference to Banco Santander’s share price over the final three months of the 2023 year. Nathan Bostock, former Chief Executive Officer, received an award with a value of £553,545.

(4)
Mike Regnier was appointed as Chief Executive Officer on 1 April 2022. Upon appointment, Mike was awarded guaranteed variable remuneration of £660,648 to compensate for remuneration foregone from his previous employer.  This has not been included in the Total Remuneration value above.

(5)
Duke Dayal stepped down as a Board Director on 25 September 2023.  The figures above reflect remuneration received whilst serving as a Board Director. All outstanding awards lapsed on cessation of employment.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report continued

Annual Report 2023	Santander UK Group Holdings plc 77
Stakeholder views
During 2023, Santander UK continued to engage
with key stakeholders on remuneration related
matters including its main regulators, the PRA and
FCA.
Regular engagement takes place with our
shareholders to align remuneration across the
Banco Santander group, while meeting all local
regulatory requirements. The outcome of these
discussions drives our bonus pool construct.
Frequent colleague pulse surveys were conducted
throughout 2023. The 'Your Voice' function has
enabled colleagues to share thoughts and ideas
frequently and anonymously all year round, giving
an immediate gauge of employee sentiment.
Additionally, we discuss business performance and
reward matters with union representatives during
the annual pay review cycle and on a frequent
basis throughout the year.
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
The CEO's pay mix is weighted more heavily
towards variable pay to incentivise the
achievement of stretching internal targets and
long-term value creation. This can lead to greater
variability in total remuneration. In contrast, the
typical pay mix of our less senior colleagues places
more emphasis on fixed pay, to offer security and
certainty, and to meet our commitment to
colleagues' financial wellbeing.
Changes in the ratio are therefore influenced by
the differences in remuneration structure, rather
than an increase in pay disparity. The ratio has
decreased from 84:1 in 2022 to 75:1 in 2023. The
reduction in pay ratio is mainly due to an increase
in average total remuneration amongst all
employees. In assessing the pay ratio, the
Committee is confident that the Company's policy
on remuneration is fair and consistent with our all-
employee pay policies.
Advice and support provided to the
Committee
As permitted by its Terms of Reference, the
Committee has engaged the advice and support of
Deloitte LLP (Deloitte) as independent
remuneration consultants at the expense of the
Company. Total fees (excluding VAT) for advice
and support provided to the Committee in 2023
were £121,150 (2022: £176,600). Deloitte was
initially appointed as Adviser to the Committee
following a formal tender process conducted in
2015 and was reappointed after a further tender
process in 2022.
In 2023, Deloitte also provided unrelated tax,
advisory, risk, assurance and consulting services
to Santander UK.
Deloitte's independence and effectiveness as the
Committee adviser is reviewed annually. The
Committee is satisfied that the Deloitte
engagement partner and team that provides
remuneration advice to the Committee do not have
connections with Santander UK that may impair
their independence. Deloitte is a founding member
of the Remuneration Consultants Group and
voluntarily operates under the Code of Conduct in
relation to executive remuneration consulting in the
UK.
By Committee invitation, the Chair, CEO and
designated representatives from business
functions attend meetings as appropriate to advise
on HR, Risk, Legal and Regulatory matters in
support of the Committee's work. Attendees
included the Chief People Officer, Performance &
Reward Director, CRO and Company Secretary.

CEO pay ratio

	Methodology (1)	25th percentile	Median	75th percentile
2023 CEO pay ratio (5)	Option A	106:1	75:1	45:1
2022 CEO pay ratio (4)	Option A	119:1	84:1	48:1
2021 CEO pay ratio	Option A	140:1	96:1	54:1
2020 CEO pay ratio	Option A	88:1	64:1	37:1
	CEO remuneration	25th percentile (2)	Median (2)	75th percentile (2)
2023 CEO pay ratio	£	£	£	£
Total salary	£1,500,000	£25,446	£35,450	£54,600
Total remuneration	£3,309,477	£31,314	£44,032	£74,226

(1)	Employee pay is calculated based on the 'Option A' methodology. We chose Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
(2)
Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued in the 2023 financial year, and variable pay is either based on actual bonuses in respect of the 2023 year (where these are available) or modelled target bonuses where actuals are not yet available.

(3)	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
(4)
The 2022 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2022 year, in addition to target bonuses for eligible colleagues. The 2022 ratios have now been recalculated using 2022 fixed pay and bonuses paid in 2023 in respect of 2022 for all employees.

(5)
The values used for the CEO's 2023 Variable Pay Plan awards are the same as those stated in the Executive Directors’ remuneration table i.e. the component which is not subject to performance conditions is used for the CEO pay ratio calculation above. The calculation also includes the vesting value of Transformation Incentive Plan awards made to the CEO, as shown in the Executive Directors' remuneration table.

Relative importance of spend on pay

	2023	2022	Change
	£m	£m	%
Profit before tax	2,149	1,894	13
Total employee costs	1,264	1,179	7

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report continued

Annual Report 2023	Santander UK Group Holdings plc 78
Chair and Non-Executive Director
remuneration
The Chair’s fee is reviewed and approved by the
Committee. The fees paid to NEDs are reviewed
and approved by the CEO and the Chair. Fees are
reviewed annually taking into account the market
rate and time commitment for the role. The Chair is
paid an all-inclusive base fee. NEDs are paid a
base fee, with a supplement for serving on or
chairing a Board Committee, except for the Board
Nomination & Governance Committee.
All NEDs and the Chair serve under letters of
appointment. In respect of the NEDs appointed
prior to 2021, either party can terminate the
appointment by giving three months’ written notice.
From 2021, we increased the notice period for
NEDs to six months to support orderly succession
planning. For the Chair, 12 months’ written notice is
required.
Neither the Chair nor the NEDs have the right to
compensation on the early termination of their
appointment beyond payments in lieu of notice at
the option of Santander UK. In addition, neither the
Chair nor the NEDs are eligible for pension
scheme membership or incentive arrangements.

Chair and Board Committee member fees

	2023	2022
	£000	£000
Chair (inclusive of membership fee)	725	675
Board member	100	95
Additional responsibilities
Senior Independent Director	45	45
Chair of Board Risk Committee	70	65
Chair of Board Audit Committee	70	60
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	35	30
Membership of Board Audit Committee	30	25
Membership of Board Responsible Banking Committee	30	25
Membership of Board Remuneration Committee	30	25
Chair of Litigation and Contentious Regulatory Board Sub-Committee	15	8
(1)With effect from 1 April 2023, the following changes were made: The Chair fee increased from £675,000 to £725,000. The fee for Board Members increased from £95,000 to £100,000. The fee for the Chair of the
Board Risk Committee increased from £65,000 to £70,000. The fee for the Chair of the Board Audit Committee increased from £60,000 to £70,000. The fee for membership of the Board Risk Committee increased from £30,000 to £35,000. The fee for membership of Board Audit Committee, Board Responsible Banking Committee and Board Remuneration Committee increased from £25,000 to £30,000. The fee for the Chair of the Litigation and Contentious Regulatory Board Sub-Committee increased from £7,500 to £15,000.

	2023 Fees	2022 Fees	2023 Expense s (8)	2022 Expenses	2023 Benefits	2022 Benefits	2023 Total	2022 Total
Non-Executive Directors	£000	£000	£000	£000	£000	£000	£000	£000
Chair
William Vereker (1)	712	675	—	—	2	2	714	677
Independent Non-Executive Directors
Lisa Fretwell	204	175	—	10	—	—	204	185
Ed Giera	299	280	—	—	—	—	299	280
Chris Jones (2)	201	239	—	2	—	—	201	241
Michelle Hinchliffe (3)	124	—	—	—	—	—	124	—
Jose Maria Roldan (4)	97	—	—	—	—	—	97	—
Banco Santander Group nominated Non-Executive Directors (5)
Antonio Simoes (6)	—	—	—	—	—	—	—	—
Pamela Walkden	132	125	—	2	—	—	132	127
Pedro Castro e Almeida (7)	—	—	—	—	—	—	—	—
(1)William Vereker's taxable benefit relates to private health care.
(2)Chris Jones stood down on 30 September 2023.
(3)Michelle Hinchliffe was appointed on 1 June 2023. Fees received are in respect of services from that date.
(4)Jose Maria Roldan was appointed on 1 June 2023. Fees received are in respect of services from that date.
(5) With the exception of Pamela Walkden, none of the Banco Santander Group nominated Non-Executive Directors received any fees or expenses.
(6)Antonio Simoes stood down on 31 August 2023.
(7)Pedro Castro e Almeida was appointed on 1 September 2023.
(8)Only true business expenses have been incurred in the course of Non-Executive Directors’ duties. In prior years, these expenses were processed via payroll and as such attracted tax and were declared.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Remuneration implementation report continued

Annual Report 2023	Santander UK Group Holdings plc 79
Introduction
The Directors submit their report together with the
financial statements for the year ended 31
December 2023. The information in the Directors’
Report is unaudited, except where indicated.
Corporate structure, Subsidiaries and
Branches
The Company (incorporated on 23 September
2013) is a subsidiary of Banco Santander SA, a
Spanish retail and commercial bank with a market
share in ten core countries in Europe and the
Americas.
Santander UK was formed from two former
building societies, Abbey National and Alliance &
Leicester, together with the branch network and
savings business of Bradford & Bingley, and has
operated under a single brand since 2010.
All of Santander UK Group Holdings plc's ordinary
shares are unlisted and held directly and indirectly
by Banco Santander SA. Santander UK plc's
preference shares are listed on the London Stock
Exchange and both the Company and Santander
UK plc have other equity instruments in the form of
AT1 securities listed on various securities
exchange markets, including the London Stock
Exchange and Euronext Dublin.
In addition, the Company and Santander UK plc
are subject to US Securities Exchange Act
reporting requirements as they have debt
securities registered in the US.
The Santander UK group consists of a parent
company, Santander UK Group Holdings plc,
incorporated in England and Wales, and a number
of directly and indirectly held subsidiaries and
associates. The Company directly or indirectly
holds 100% of the issued ordinary share capital of
its principal subsidiaries. All companies operate
principally in their country of incorporation or
registration.
As a result of ring-fencing implementation in 2018,
and requirements set out in the Financial Services
(Banking Reform) Act 2013, Santander UK plc and
its subsidiaries comprise of only entities whose
business is permitted under the Act as a ring-
fenced bank. Other entities including Santander
Financial Services (SFS) plc, which is incorporated
in England and Wales, are directly or indirectly
owned by the Company and SFS has branch
offices in the Isle of Man and in Jersey. For more
information, see Note 19.
Results and dividends
For details of the results for the year, see the
Income Statement in the Consolidated Financial
Statements. For more on dividends, see Note 10.
Details of Santander UK’s activities and business
performance in 2023, together with an indication of
the outlook, are set out in the Strategic report and
the Financial review.
Events after the balance sheet date
There have been no material post balance sheet
events, except as set out in Note 43.
Directors
A list of the Directors that served in the year can be
found in the Board and Board Committee
Attendance table in the Chair's report on Corporate
Governance. Details of their emoluments and
interests in shares are outlined in the
Remuneration implementation report. For more on
changes to the composition of the Board, see the
Chair’s report on Corporate Governance and the
Board Nomination & Governance Committee
Chair's report.
Between 31 December 2023 and 29 February
2024, the following appointments were made to
the Board:
–Nicky Morgan was appointed as an INED on 1
January 2024
–Mark Lewis was appointed as an INED on 1
January 2024
–Dirk Marzluf was appointed as an NED on 1
January 2024
Appointment and retirement of Directors
All Directors are appointed and retire in
accordance with the Company’s Articles of
Association, the UK Companies Act 2006 and the
UK Group Framework. The Directors are required
to retire each year at the Annual General Meeting
and may offer themselves for re-election.
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
Employees
We continue to ensure that Santander UK’s
remuneration policies are consistent with its
strategic objectives and are designed with its long-
term success in mind.
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
For more on colleague engagement and initiatives,
see the Strategic report and the Board
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
Employee share ownership
Santander UK continues to operate two all-
employee, HMRC approved share schemes: a
Save-As-You-Earn (Sharesave) Scheme and a
Share Incentive Plan (SIP). Those employees who
are designated as Material Risk Takers receive
part of their annual bonus awards in Banco
Santander SA shares/share linked instruments.
Details of the plans and the related costs and
obligations can be found in the Share-based
payments and compensation sections in Notes 1
and 36.
Diversity and Inclusion
Information on our diversity and inclusion policies
can be found in the Chair's report on Corporate
Governance and the Sustainability & Responsible
Banking section of this Annual Report and the
2023 Diversity, Equity & Inclusion and Pay Gap
Report, which does not form part of this Annual
Report.
Disability
Santander UK is committed to equality of
employment, access and quality of service for
disabled people and complies with the UK Equality
Act 2010 throughout its business operations.
Santander UK has processes in place to help train,
develop, retain and promote employees with
disabilities. We are a Disability Confident Employer
achieving the 'Leader' level. We are committed to
giving full and fair consideration to employment
applications by disabled people, having regard to
their particular aptitudes and abilities, and for
continuing the employment of employees who
have become disabled by arranging appropriate
training and making reasonable adjustments in the
workplace.
Engagement with stakeholders and
employees
Santander UK recognises the importance of
fostering relationships with its principal
stakeholders and that this is key to the long-term
success of our business. We understand the
importance of acting fairly and responsibly and
actively engage with our stakeholders and
employees. For more, see the Stakeholder voice
section in the Strategic report and the Board
Responsible Banking Committee Chair's report.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors’ report

Annual Report 2023	Santander UK Group Holdings plc 80
Streamlined Energy & Carbon Reporting
(SECR)
For details on our energy use, carbon emissions
and efficiency measures implemented in 2023,
including Scope 1, 2 and 3 data, see the SECR
section in the Sustainability review.
Political contributions
In 2023 and 2022, no contributions were made for
political purposes and no political expenditure was
incurred by the Company.
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
Research and development
Santander UK has a comprehensive product
approval process and policy. New products,
campaigns and business initiatives are reviewed
by Santander UK’s Proposition Approval Forum,
for more information please see the Strategic
Report.
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
We carried out a robust assessment of the
principal and emerging risks facing Santander UK
including those that would threaten its business
model, future performance, solvency or liquidity.
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
Management is responsible for establishing and
maintaining adequate internal control over the
financial reporting of Santander UK. Management
assessed the effectiveness of Santander UK’s
internal control over financial reporting at 31
December 2023 based on the criteria established
in the Internal Control – Integrated Framework
issued by the Committee of Sponsoring
Organisations of the Treadway Commission
(COSO) in May 2013.
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
All Sarbanes-Oxley control weaknesses identified
are captured, assessed and included in the year-
end assessment of the reliability of the Internal
Control environment. They are reported on an
ongoing basis to the Board Audit Committee to
ensure the control environment is continuously
improved.
Based on this assessment, management
concluded, at 31 December 2023, that Santander
UK’s internal control over financial reporting was
effective.
Disclosure controls and procedures over
financial reporting
Santander UK’s management has evaluated, with
the participation of its CEO and CFO, the
effectiveness of its disclosure controls at 31
December 2023. There are inherent limitations to
the effectiveness of any system of disclosure
controls and procedures, including the possibility of
human error, and the circumvention or overriding
of the controls and procedures. Accordingly, even
effective disclosure controls and procedures can
only provide reasonable assurance of achieving
their control objectives.
Based upon this evaluation, the CEO and the CFO
concluded that, at 31 December 2023 , Santander
UK’s disclosure controls and procedures were
effective to provide reasonable assurance that
information required to be disclosed by Santander
UK in the reports that it files and submits under the
US Securities Exchange Act of 1934 is recorded,
processed, summarised and reported within the
time periods specified in the applicable rules and
forms, and that it is accumulated and
communicated to Santander UK’s management,
including the CEO and CFO, as appropriate, to
allow timely decisions regarding disclosure.
Changes in internal control over financial
reporting
There were no changes to our internal control over
financial reporting during the period covered by this
report that have materially affected, or are
reasonably likely to materially affect, our internal
control over financial reporting.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors’ report continued

Annual Report 2023	Santander UK Group Holdings plc 81
Statements of Compliance
The UK Corporate Governance Code 2018 (the
Code)
Santander UK complies with the Code wherever
applicable in order to achieve the best standards of
corporate governance. The Code applied to the
financial year ended 31 December 2023 and the
Board confirms that it applied the principles and
complied with those provisions of the Code
throughout the year, except as follows:
–Provision 5: The Company has not appointed a
NED to represent the views of the workforce, as
this entity does not have a workforce. The views
of the workforce are instead addressed at
Santander UK plc where there is a NED
appointed to represent the views of the
workforce on their board. The Board does
however, receive regular updates on the culture
of the business and the views of employees from
engagement surveys feedback. These provide
the Board with an understanding of the wider
workforce, within the group, and provide
meaningful dialogue at Board meetings on
workforce matters.  For further details, see
'Culture and hearing the views of the workforce
at the Board' in the Chair's Report in the
Corporate Governance Section.
–Provision 11: From 1 January to 31 May 2023,
the Company did not comply with the
requirement for at least half the Board, excluding
the Chair, to be NEDs whom the Board
considers to be independent. During that time
we assessed the implications and believed that
the approach followed was appropriate for the
size and ownership structure. However, on 1
June 2023 two independent directors were
appointed to the Board resulting in compliance
with this provision from that date.
–Provision 17: From 1 January to 31 December
2023, the Company did not comply with the
requirement that for the Board Nomination &
Governance Committee (BNC) membership to
comprise a majority of INEDs, following the
appointment of Pamela Walkden, as a GNED, to
the Committee in October 2021. The Board
considered that Pamela's credentials and
experience were of value to the BNC and during
the period of non-compliance, we assessed the
implications and believed that the approach
followed was appropriate for the size and
ownership of our structure. However, on 1
January 2024 two independent directors were
appointed to the BNC resulting in compliance
with this provision from that date.
–Provision 25: The Board Risk Committee (BRC),
since the appointment of Pamela Walkden as a
GNED in October 2021, the BRC has not been
composed of only INEDs. We assessed the
implications and believe that the approach we
follow is appropriate for our size and ownership
structure, recognising the experience and
expertise that the GNED brings to BRC.
–Provision 36: The Board Remuneration
Committee has not developed a policy for post-
employment shareholding requirements.
However, the structure of variable pay for EDs
and other senior executives ensures that they
acquire a meaningful shareholding in Banco
Santander SA which extends for a significant
period post employment. For details, see the
Remuneration policy report.
–Provisions 40 and 41: Due to commercial
sensitivity, we opted not to provide all of the
disclosures required by Provision 41. The details
not provided relate to (1) the extent to which
discretion has been applied to remuneration
outcomes and the reasons why and (2) a
description, with examples, of how the Board
Remuneration Committee has addressed the
factors in Provision 40 (specifically predictability
as we do not provide the range of possible
values of rewards to individual directors).
Specific engagement does not take place with
the workforce to explain how executive
remuneration aligns with wider company pay
policy. However, an explanation is available for
employees in the Directors’ Remuneration
report. Details of the structure of our
remuneration arrangements and key
considerations of the Board Remuneration
Committee in the year are included in the
Board Remuneration Committee Chair's Report
and, Remuneration policy and Remuneration
implementation reports.
UK Finance Disclosure Code for Financial
Reporting
Santander UK’s financial statements for the year
ended 31 December 2023 have been prepared in
compliance with the principles of the UK Finance
Disclosure Code for Financial Reporting.
Going concern
The going concern of Santander UK is reliant on
preserving a sufficient level of capital and
adequately funding the balance sheet. In making
their going concern assessment in connection with
preparing the financial statements, the Directors
considered a wide range of information including
Santander UK’s business and strategic plans, top
and emerging risks, including those associated
with climate change, capital position and liquidity
and funding profile, stress scenarios, and
contingent liabilities, and the reasonably possible
changes in trading performance arising from
potential economic, market and product
developments. The Directors' assessment included
consideration of the potential impacts arising from
higher living costs.
Having assessed this information and the principal
risks and uncertainties, the Directors are satisfied
that the Santander UK group has adequate
resources to continue operations for a period of at
least 12 months from the date of this report and
therefore consider it appropriate to adopt the going
concern basis of accounting in preparing the
financial statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors’ report continued

Annual Report 2023	Santander UK Group Holdings plc 82
Code of Conduct
Santander UK is committed to ensuring we hold
ourselves to high ethical standards. This means
adhering to laws, regulations, policies including our
Code of Conduct (which was refreshed in October
2023) and also carrying out business in a
responsible way. High standards of professional
and personal conduct help Santander identify,
manage and respond to risks, create a positive,
collaborative working environment and ensure
positive customer interactions and outcomes.
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
Santander UK’s Code of Conduct sets the
standards expected of all colleagues and forms
part of the terms and conditions of employment.
It makes clear our corporate values, our
expectations regarding corporate behaviours and
general principles and standards we expect with
regard to customers, colleagues, conflicts of
interest, data, media and our approach to
sustainability.
There are numerous policies and processes, as
well as support and guidance, that help colleagues
meet these expectations and do the right thing to
ensure Santander UK remains a Simple, Personal
and Fair bank for its colleagues, customers,
shareholders and the communities it serves.
The Code of Conduct applies to all colleagues
including permanent and temporary colleagues as
well as EDs and NEDs. The SEC requires
companies to disclose whether they have a code
of ethics that applies to the CEO and senior
financial officers which promotes honest and
ethical conduct, full, fair, accurate, timely and
understandable disclosures, compliance with
applicable governmental laws, rules and
regulations, prompt internal reporting of violations,
and accountability for adherence to a code of
ethics.
Santander UK meets these requirements through
its Code of Conduct and supporting policies,
including but not limited to the Anti-Bribery and
Corruption Policy, the Whistleblowing Policy, the
FCA’s Principles for Businesses, and the FCA’s
Statements of Principle and Code of Practice for
Approved Persons, with which the CEO and senior
financial officers comply. The Company has not
granted any waivers to its principle executives,
financial or accounting officers.
Copies of these documents are available on
application to Santander UK Group Holdings plc, 2
Triton Square, Regent’s Place, London NW1 3AN
The Code of Conduct can be found on our
website.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors’ report continued

Annual Report 2023	Santander UK Group Holdings plc 83
Disclosure of information to Auditors
Each of the Directors at the date of approval of this
report confirms that:
–So far as the Director is aware, there is no
relevant audit information of which Santander
UK’s auditor is unaware
–The Director has taken all steps that they ought
to have taken as a Director to make themselves
aware of any relevant audit information and to
establish that Santander UK’s auditor is aware of
that information.
This confirmation is given and should be
interpreted in accordance with the provisions of
Section 418 of the UK Companies Act 2006.
Auditor
PricewaterhouseCoopers LLP will continue in the
office of auditor. A resolution to reappoint them will
be proposed at the Company’s forthcoming Annual
General Meeting.
By Order of the Board
John Mills
Company Secretary
29 February 2024
2 Triton Square, Regent’s Place,
London NW1 3AN

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Directors’ report continued

Annual Report 2023	Santander UK Group Holdings plc 84
Welcome to the Risk review

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

We support the recommendations and guidance made by the Taskforce on
Disclosures about ECL (DECL Taskforce) and have adopted its
recommendations where it is practical to do so. The DECL Taskforce was formed in 2017 by the FCA, FRC and PRA with a remit to help encourage high-
quality ECL-related disclosures following adoption of IFRS 9.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 85
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
RISK FRAMEWORK
How we define risk
Risk is any uncertainty about us being able to achieve our business objectives. It covers both financial and non financial risks (NFRs). NFR is a broad term usually defined by exclusion, i.e. any risks other than the traditional financial risks of Credit, Liquidity, Capital, Market and Pension, Strategic and business, and
Reputational. Risk can be split into a set of key risk types, each of which could affect our results and our financial resources. Enterprise risk is the aggregate view of all the key risk types.
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

Strategic and business
The risk of loss or underperformance against planned objectives; damage from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.

Reputational	The risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.
Non Financial Risks:
Operational risk & resilience
The risk of loss or adverse impact due to inadequate or failed internal processes, people and systems, or external events. We give a particular focus to Cybersecurity, Fraud, IT, People and Third Party risks, which we mitigate through our management of operational risk.

Financial crime
The risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption. Failure to meet our legal and regulatory obligations could result in criminal or civil penalties against Santander UK or individuals, as well as affecting our customers and the communities we serve.

Model	The risk that the predictions of our models may be inaccurate, causing us to make sub-optimal decisions, or that a model may be used inappropriately.
Conduct and regulatory
Conduct risk – the risk that our decisions and behaviours lead to detriment or poor outcomes for our customers and clients and/or fail to uphold and maintain high standards of market integrity.
Regulatory risk – the risk of non-compliance with applicable regulatory requirements, including supervisory expectations, which may result in regulatory sanctions.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 86
Top and emerging risks
Several of our risk types also have Top risks associated with them. We regularly review the Top risks that could impact our business, customers and shareholders, and they are monitored at each meeting of the Executive Risk Control Committee (ERCC) and Board Risk Committee (BRC). The Top risks we actively monitored in 2023 are set out in the relevant section of this Risk review and summarised in the 'Top risks' section of the Risk management overview in the Strategic report.
Our Top risks included risks arising from Inflationary and supply chain pressures, Climate change, Financial crime, Fraud, IT, Cybersecurity, Third Parties, People risk, Data Management, Conduct and regulatory, Model risk and execution of change being key priorities for Santander UK and our regulators.
We also regularly review emerging risks that could impact our business, customers and shareholders, including regular review and discussion at the ERCC and
BRC. The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as broader geo-political, environmental and social risks, technological change including artificial intelligence, customer behaviour, market competition, regulatory and government interventions, central bank digital currencies and other digital assets and disruption of UK macroeconomic factors.
Emerging risks actively monitored in 2023 are set out in the relevant section of this Risk review and summarised in the ‘Emerging risks’ section of the Risk management overview in the Strategic report.
In 2023, we added Environmental and Social risks as an emerging risk area that could impact on us and our customers. We actively monitor Disruption of UK macroeconomic factors as a crystallised risk through regular updates to ERCC and BRC. For more, see the Risk management overview in the Strategic report.
Key elements
Our Risk Framework sets out how we manage and control risk.
How we approach risk – our culture and principles
The complexity and importance of the financial services industry demands a strong risk culture. We have systems, controls and safeguards in place to manage, control and oversee the risks we face, but it is also crucial that everyone takes personal responsibility for managing risk. Our risk culture plays a key role in our aim to be the best bank for our customers, shareholders, people and communities by acting responsibly. It is vital that all our people understand this. To achieve this, our people have a strong, shared understanding of what risk is, and what their role is in helping to control it. We express this in our Risk Culture Statement:

Risk Culture Statement
Santander UK places good customer outcomes at the heart of our decision-making and our people take personal responsibility for doing the right thing. We are thoughtful about taking risk, meaning we only take risks that we understand, we balance risk and reward when making decisions and are proportionate in our approach.

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
We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms that they have managed risks effectively in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions to be taken to correct them. This is a tangible sign of the personal responsibility that is such a key part of our risk culture.
Our risk culture programme
Through communications, training and awareness, we are evolving our approach to focus on the risk culture behaviour we expect of our people. Our I AM Risk approach aims to make sure our people:

–Identify risks and opportunities –Assess their probability and impact –Manage the risks and suggest alternatives –Report, challenge, review, learn and ‘speak up’.
I AM Risk is the process by which we make risk management part of everyone’s life as a Santander UK employee from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk, to speak up and to come up with ideas. We use I AM Risk in our Risk Certifications, policies, frameworks and governance, and risk-related communications. We also include it in reward arrangements and in mandatory training, to support general awareness, our learning websites include videos and factsheets.
As part of I AM Risk, we include mandatory risk objectives for all our people in our performance management processes. The Executive Committee leads our culture initiatives under the CEO’s sponsorship and we use monthly staff surveys to give insight into our culture.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 87
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
–Advises the Board on our overall Risk Appetite, tolerance and strategy
–Oversees our exposure to risk and our strategy and advises the Board on both
–Reviews the effectiveness of our risk management systems and internal controls
–Reviews reports from the Chief Compliance Officer (CCO) on the adequacy and effectiveness of the compliance function
–Responsible for oversight of cybersecurity risks and receives regular updates on cybersecurity risk position including cybersecurity incidents
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

–Reviews updates on key risk issues, customer, reputational and conduct matters
Board Audit Committee	–Monitors and reviews the financial statements integrity, and any formal announcements on financial performance
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function
–Receives regular updates from the internal audit function which performs reviews of cybersecurity risk and controls
–Oversees the independence and performance of the external auditors
Board Remuneration	–Oversees implementation of remuneration policies, ensuring they promote sound and effective risk management
The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee (ExCo)	–Reviews business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve
–Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken
Senior Management Committee	–Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged
–Reviews updates on key risk issues, customer, reputational and conduct matters
Executive Risk Control Committee (ERCC)	–Reviews Risk Appetite proposals before they are sent to the BRC and the Board to approve
–Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
–Reviews and monitors our risk exposures and approves any corrective steps we need to take
Asset and Liability Committee (ALCO)	–Reviews liquidity risk appetite (LRA) proposals
–Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board
–Reviews and monitors key asset and liability management activities to ensure we keep our exposures within our Risk Appetite
Pensions Committee	–Reviews pension risk appetite proposals
–Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding
–Consults with the pension scheme trustees on the scheme’s investment strategy
Capital Committee	–Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework
–Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve
Incident Accountability Committee	–Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments
–Presents recommendations to the Board Remuneration Committee
Credit Approval Committee	–Approves corporate and wholesale credit transactions which exceed levels delegated to lower level forums or individuals
Economic Crime Committee
–Ensures due reporting, consideration, oversight and informed decision making regarding compliance with financial crime laws and regulations, fraud, and best industry practice aligned to our Risk Appetite

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 88
Key senior management roles
Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities
Chief Executive Officer (CEO)
The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO must also ensure we have a suitable system of controls to manage risks and report to the Board on them.

Chief Risk Officer (CRO)
Oversees and challenges risk activities, and ensures that the business activity is conducted within our risk appetite. Responsible for control and oversight of all risk types with regulatory responsibility to report on these risk types to Executive and Board Committees.

Chief Financial Officer (CFO)
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

Chief Compliance Officer (CCO)
Responsible to the CRO for control and oversight of conduct & regulatory, reputational and economic crime risk, but has direct responsibility to report on conduct & regulatory and reputational risk to Executive and Board Committees and the regulator.

Money Laundering Reporting Officer (MLRO)	Responsible to the CCO for control and oversight of economic crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the regulator.
Risk organisational structure
We use the ‘three lines of defence’ model to manage risk. This model is widely used in the banking industry and has a clear set of principles to put in place a cohesive operating model across an organisation. It does this by separating risk management, risk control and risk assurance. The reporting lines to the Board
(including the Santander UK plc Board) with respect to risk are as follows:

Line 1: Risk management
Business Units and Business Support Units identify, assess and manage the risks which originate and exist in their area, within our Risk Appetite. It is under the executive responsibility of the CEO.	Business & Business Support Units

Line 2: Risk control & oversight	Risk Unit				Board Responsible Banking Committee

Risk Control Units are independent
monitoring, control and oversight functions.
They make sure Business Units and
Business Support Units manage risks
effectively and within our Risk Appetite. The
Risk Control units are: Risk - responsible for
controlling credit, liquidity, capital, market,
pension, strategic and business, operational,
model and enterprise risks; Financial Crime;
and Compliance, responsible for controlling
reputational and conduct and regulatory
risks. It is under the executive responsibility
of the CEO, but responsible to the CRO for
overseeing the first line of defence.

Board
Financial Crime Unit
		MLRO		CRO	CEO

			CCO		Board Risk Committee

Compliance Unit

Line 3: Risk assurance					Board Audit Committee
Internal Audit is an independent corporate function. It gives assurance on the design and effectiveness of our risk management and control processes. It is responsible to	Internal Audit
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
Risk Certifications
Business Units, Business Support Units or Risk Control Units set out each year how they managed/controlled risks in line with our risk frameworks and Risk Appetite, and explain any action to be taken. This helps drive personal accountability.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 89
RISK APPETITE
How we control the risks we are prepared to take
When our Board sets our strategic objectives, it is important that we are clear about the risks we are prepared to take to achieve them. We express this through our Risk Appetite Statement, which defines the amount and kind of risk we are willing to take. Our Risk Appetite and strategy are closely linked, and our strategy must be achievable within the limits set out in our Risk Appetite. Our Risk Appetite Statement establishes principles that we use to set our Risk Appetite and defines our overall approach to risk management.
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
These limits apply in normal business conditions, but also when we might be experiencing a far more difficult economic environment. We refer to conditions like this as being under stress. For more on EC and stress scenarios, see the Stress Testing section that follows.
Qualitative statements
For some types of risk, we also use qualitative statements that describe in words the appetite we want to set. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.
How we set our Risk Appetite, and stay within it
We control our Risk Appetite through our Risk Appetite Framework. Our Board approves and oversees our Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects changes in the markets and economic environment in which we operate. Our ERCC is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this, they monitor our performance against our Risk
Appetite, business plans and budgets.
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
risk indicators, so that we can monitor and report our performance against them.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 90
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
In 2023, we completed the Bank of England’s (BoE) Annual Cyclical Scenario. The purpose of this exercise was to explore a 'tail risk' scenario designed to be severe and broad enough to assess the resilience of UK banks to a range of adverse shocks. In the scenario, weaker household real income growth, lower confidence and tighter financial conditions resulted in severe domestic and global recessions.
Following our 2022 Climate Internal Scenario Analysis (CISA) assessment of potential short-term transition risks on our business portfolios, we performed a review of our exposures to physical risk, as detailed in the Task Force on Climate-related Financial Disclosures (TCFD) section. We continue to enhance our scenario analysis capability with a view to performing long-horizon assessments in 2024.
How we use stress testing
We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:
–Our business plan, and its assessment against our Risk Appetite
–Our capital strength, through our ICAAP
–Our liquidity position, through our ILAAP
–Our long term impacts of climate change, through regulatory exercises and CISA
–Impacts on other risk types.
We use a wide range of models, approaches and assumptions supported by robust governance. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables like unemployment rates might affect the number of customers who might fall into arrears on their mortgage or other loans.
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
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2023, over half of our total risk-weighted assets accounted for credit risk in Retail and Business Banking. This reflects our business strategy and balance sheet.
For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 91
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
Key metrics Stage 3 ratio of 1.49% (2022: 1.24%). Loss allowances of £994m (2022: £1,007m). Balance weighted average LTV of 66% (2022: 69%) on new mortgage lending.
CREDIT RISK MANAGEMENT
Exposures  (audited)
Exposures to credit risk arise in our business segments from:

Retail and Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre
In Mortgages:
–Residential mortgages for customers
with good credit quality (prime
lending).
–We provide these mostly for owner-
occupiers, with buy-to-let mortgages
for non-professional landlords.
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
–We provide these to SMEs and mid-
sized corporates with turnover up to
£500m per annum, Commercial Real
Estate and Social Housing
associations.

–Asset and liability management of our
balance sheet.
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
2. Assessment and origination (audited)
Managing credit risk begins with lending responsibly. That means only lending to customers who are committed to paying us back and can afford to, even if their circumstances change. We perform a thorough risk assessment to make sure a customer can meet their obligations before we approve a loan. We take proportionate steps to assess whether a customer will be able to repay the money borrowed. We do this by a series of initial affordability and credit risk assessments. We access each customer’s credit profile and signs of how reliable they are at repaying credit. When a customer applies, we assess the data they provide, plus data from credit reference agencies (for Retail and Business Banking and Consumer Finance) and performance on their other Santander UK accounts (if they have any) against our Credit Policy.
Retail and Business Banking
In Mortgages, for secured loans, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. Many of our decisions are automated as we use data available to us. We tailor our process and application assessment based on the product. More complex transactions often need greater manual assessment using our credit underwriters’ skill and experience.
In Everyday Banking and Business Banking, many of our decisions are automated. We assess affordability by reviewing the customer’s income and spending, including other credit commitments and adjusting for future inflation and expected interest rates.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 92
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are:

Portfolio	Description
Residential mortgages
Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued either by a surveyor or using automated valuation methodologies where our confidence in the accuracy of this method is high.

Unsecured lending	There is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Business banking services
Business banking lending is unsecured. When lending to incorporated businesses, we typically obtain personal guarantees from each director, but we do not treat these as collateral. We consider the UK Government guarantee supporting losses on amounts lent under its Coronavirus Loan Schemes as collateral with 100% for Bounce Back Loan Scheme (BBLS) and 80% for Coronavirus
Business Interruption Loan Scheme (CBILS).

Consumer Finance
In Consumer Finance, similar to Retail and Business Banking, many decisions are automated and we tailor the process to the product. Residual value risk is one of our top risks.
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
Responsible lending, including climate change and the transition to a low carbon economy
As part of the Banco Santander group, we comply with the Equator Principles to factor social, ethical and environmental impacts into our risk analysis and decision making for qualifying financial transactions. We are committed to supporting clients and economies in their transition to a low carbon economy, providing financial products and/or services to business activities that are environmentally and socially responsible. Our Environmental, Social and Climate Change (ESCC)
policy sets out how we identify, assess, monitor and manage environmental and social risks and other climate change related activities in the Oil and Gas, Power
Generation and Mining and Metals sectors and those arising from businesses engaged in soft commodities. Our ESCC policy prohibits project-related financing for new coal-fired power plants (CFPP) worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
In line with Banco Santander's commitment, by 2030 we will eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with more than 10% of revenue from thermal coal. For more on our approach to responsible lending, see the Sustainability and Responsible
Banking section.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time, at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

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

Commercial Real Estate
We take a first charge on commercial property as collateral. The loan is subject to criteria such as the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before advancing the loan and where appropriate, a bank representative visits the property. We also get an independent professional valuation which typically includes a site visit. Loan agreements typically allow us to obtain revaluations during the term of the loan.

Social Housing
We take a first charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing.

Corporate Centre
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time, at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
Structured Products
These are our High Quality Liquid Assets (HQLA) in our Eligible Liquidity Pool. They are mainly Asset Backed Securities (ABS) and covered bonds, which hold senior positions in the creditor hierarchy. Their credit rating reflects over-collateralisation in the structure and the assets that underpin their cash flows.

Financial Institutions
We use standard legal agreements to reduce credit risk via netting and collateralisation on derivatives, repos and reverse repos, and stock borrowing/lending. We also reduce risk by clearing trades through central counterparties (CCPs) where possible.

Crown Dependencies	We manage the risk on this portfolio in a similar way as for mortgages in Retail and Business Banking.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 93
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
Retail and Business Banking
We use IT systems and data available to us to monitor accounts. The main parts are:
–Behavioural scoring: we use statistical models that help predict whether a customer will have problems repaying, based on how they use their accounts
–Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models
–Other Santander UK accounts: each month, we also look at how the customer uses their other accounts with us, so we can identify problems early.
Our day-to-day retail credit risk monitoring relies on a mix of product, customer and portfolio performance measures as described above. However, changes in the wider UK economy also impact our Mortgages and Everyday Banking portfolios. As part of our day-to-day risk monitoring, we use a Retail Risk Playbook tolerance framework that sets out the most relevant macroeconomic variables to retail portfolio performance. We monitor these variables against our forecasts. If the economy deviates materially from our forecasts, such as due to the effects of the cost of living crisis or high inflation, we formally review our retail risk management policy and strategy.
We also use the Retail Risk Playbook tolerance framework and management judgements to ensure that portfolio quality remains within our Risk Appetite by measuring against trigger values for key risk profile and performance metrics.
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
Consumer Finance
In Consumer Finance, similar to Retail and Business Banking, we use IT systems and data available to us to monitor accounts, and we use the Retail Risk
Playbook tolerance framework and management judgements to ensure that portfolio quality remains within Risk Appetite. We also check the Residual Value of our portfolio each month, using triggers set to identify any material change in trends.
Corporate & Commercial Banking and Corporate Centre
We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We monitor detailed analyses of our credit exposures and risk trends each month. We also report our larger exposures and risks to the BRC each month.
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
In addition, we manage the credit quality of our Crown Dependencies mortgages in a similar way as for mortgages in Retail and Business Banking.
4. Arrears management (audited)
Retail and Business Banking and Consumer Finance
We have several strategies to manage arrears that we can use as early as the day after a missed payment. We also reach out to up-to-date customers who may be at risk of going into arrears for support purposes. We assess the financial difficulties a customer is having, so we can offer them the right support to manage their agreement whilst in arrears. The strategy we use depends on the risk and the customer’s circumstances.
Corporate & Commercial Banking and Corporate Centre
We identify problem debt by close monitoring, supported by our Watchlist process for exposures subject to annual review. We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to see they do not breach covenants, and having regular dialogue with them. We tailor our strategy to the type of customer, their circumstances and the level of risk. We try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us. We engage our Restructuring & Recoveries team as needed on Watchlist cases and we may hand over more serious cases to them. For exposures not subject to annual review, we have strategies to manage arrears that we can use as early as the day of the missed payment. If a case becomes more urgent or needs specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team.
For more, see the Forbearance section.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 94
5. Debt recovery (audited)
Sometimes, even when we have taken all reasonable and responsible steps to manage arrears in our Financial Support area, they are not effective. If this happens, we may choose to end our agreement with the customer and try to recover the outstanding balance (with recourse to any associated collateral), or as much of it as we can.
Retail and Business Banking
In Mortgages and Everyday Banking, we may use a debt collection agency, sell the debt, or take the customer to court. For retail mortgages, we may repossess the property as a last resort or to protect it from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations and the estimated selling costs, and using them in our loss allowances calculations. Where we repossess a property, we do not take ownership. We use agents to realise the value and settle the debt. Any surplus funds are returned to the borrower or dealt with in line with insolvency rules.
Consumer Finance
In Consumer Finance, similar to Retail and Business Banking, we may use a debt collection agency or a specialist law firm to recover the balance outstanding.
We may also consider the sale of debt where all avenues have been explored.
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

Interest-only
Historical interest-only payments due to financial difficulties are classed as forborne.
For corporate customers, interest-only concessions are considered on a case by case basis. Concessions are only granted if the nature of the financial difficulties is assessed to be temporary. Counterparties are expected to recover in full and resume making full capital and interest payments once they are in a stronger financial position.

Other payment rescheduling, including capitalisation
For retail customers, we may add the arrears to the mortgage balance (this is known as capitalisation) if they cannot afford to increase their monthly payment to pay off their arrears in a reasonable time but have been making their monthly payments, usually for at least six months. We can also capitalise property charges due to a landlord. We pay them for the customer to avoid the lease being forfeited. We may combine this help with term extensions and, in the past, interest-only concessions. In certain cases, we may offer interest rate concessions.
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

When we agree forbearance, we consider the account has suffered a significant increase in credit risk (SICR), as we explain later on, and we classify it as Stage 2 or 3. A non-performing forborne account is one that has forbearance carried out in Stage 3, and a performing forborne account is one that has forbearance carried out in Stage 2. If an account is already in Stage 2, we keep it in Stage 2 unless the account is deemed unlikely to pay, involves forgiving fees and interest or debt, or is being granted multiple forbearances. In these cases, we move it into Stage 3. If an account is already in Stage 3, we keep it in Stage 3. A loan moves out of forbearance once the exit criteria below are met. We monitor the performance of all forborne loans.
We signed up to the HM Treasury Mortgage Charter published in June 2023, that aims to provide more support for customers who may be struggling to maintain their mortgage repayments. We made more customer support solutions available from July 2023, allowing customers who are up-to-date with their payments to make interest-only payments for six months or extend their mortgage term to reduce their monthly payments. Volumes of accounts seeking more support were less than 1% of active mortgage account stock. Mortgage Charter support solutions are not automatically classed as forbearance, unless other forbearance criteria are met.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 95
Exit from forbearance criteria

	Exit from	Conditions to be met
Cure	Stage 3 to Stage 2	For an account in Stage 3 to exit non-performing forbearance, all the following conditions must be met:
If the account was classed as Stage 3 due to being more than 90 days past due, then the account should be 90 days or less past due
The customer has no other material default debt with us more than 90 days past due
If the account was classed as Stage 3 due to being unlikely to pay, then the account should no longer be deemed unlikely to pay
Account has exited its forbearance trigger for 12 consecutive months
If all the conditions are met, the account is re-classed as Stage 2 forbearance until the Stage 2 forbearance exit conditions set out below are also met
	Stage 2 to Stage 1	For an account in Stage 2 to exit forbearance, all the following conditions must be met:
The account is no longer in arrears, and the customer has no other material debts with us which are more than 30 days in arrears
The account no longer triggers SICR
The account has been classed as Stage 2 for at least two years since the end of the latest forbearance strategy
If an account fails whilst in probation to cure, i.e. in the 12 months backstop in Stage 3 or the two years in Stage 2, the probation period is reset and the account is moved back to Stage 3.
Other forms of debt management and modifications
Retail and Business Banking
In Mortgages, apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer. In Mortgages and Everyday
Banking, we do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines.
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
Retail and Business Banking and Consumer Finance
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
Corporate & Commercial Banking and Corporate Centre
We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client. In Corporate Centre, we manage the credit risk on our Crown Dependencies mortgages in a similar way as for mortgages in Retail and Business Banking. We assess our loss allowances regularly by looking at factors such as the cash flow available to service debt and the value of collateral based on third-party professional valuations.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 96
Key metrics (audited)
We use a number of key metrics to measure and control credit risk, as follows:

Metric	Description
Expected Credit Loss (ECL)
ECL tells us what credit risk is expected to cost us either over the next 12 months or over the lifetime of the exposure where there is evidence of a SICR since origination. We explain how we calculate ECL below.

Stages 1, 2 and 3
We assess each facility’s credit risk profile to determine which stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages including monitoring of coverage ratios for each stage.

Stage 3 ratio
The Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. The Stage 3 ratio is a key indicator used to monitor underlying asset performance.

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
Key differences between regulatory EL and IFRS 9 ECL models
There are differences between the regulatory EL and IFRS 9 ECL approaches. Although our IFRS 9 models use the existing Basel advanced IRB risk components, we make adjustments to ensure the outcome is in line with IFRS 9, i.e. the financial reporting standard we use, as follows.

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
Recognising ECL (audited)
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a Significant Increase in Credit Risk (SICR) since the origination date. The ECL approach considers forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely.
Critical judgements and accounting estimates applied in calculating ECL (audited)
The application of the ECL impairment methodology for calculating credit impairment allowances is susceptible to change from period to period. The methodology requires management to make judgmental assumptions in determining the estimates.
For more on our approach to making critical judgements and accounting estimates applied in calculating ECL see 'Critical judgements and accounting estimates'
Note 1 to the Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 97
Multiple economic scenarios and probability weights (audited)
For all our portfolios, we use five forward-looking economic scenarios. For 2023, they consisted of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.
Our forecasting approach
We derive our scenarios in part by using a set of parameters in GDP fan charts published by the Office for Budget Responsibility (OBR). These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to show the uncertainty about the outcome of a variable, in this case GDP.
Once we have established the GDP paths for each scenario, we run them through the Oxford Global Economic Model (OGEM) to derive the other macroeconomic variables, such as unemployment and house prices. These variables are the product of the GDP growth paths we have forecast and the output of the OGEM for these growth paths. We then review them to ensure consistency with the narrative of each scenario and so changes to the variables may be needed in some cases.
We then impose a Bank Rate profile for each scenario using expert judgement with the base case as the starting point and then adjusting this for each of the four other scenarios based on the narratives. We produce a range of Bank Rate profiles to reflect a range of possible outcomes the Bank of England may follow depending on how it sees the trade-off between growth and inflation evolving over the forecast period. For example, this might consist of higher rates initially in response to inflationary concerns followed by lower rates as inflation falls towards target, and that this may be sharper in the event of a deep recession.
We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three-year planning processes, or sooner if there is a material change in current or expected economic conditions. We refresh all our economic scenarios quarterly to reflect the latest data and OBR fan charts if these changed, which are then reviewed and approved by the Credit Risk Provisions Forum (CRPF). The CRPF also assesses the probability weights at least once a quarter.
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At 31 December 2023, there were no significant differences between our base case forecasts and the consensus views.
In 2023, we undertook a further peer benchmarking analysis of the economic scenarios, which for Q423 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The conclusion of this analysis demonstrated that our economic scenarios were in line with our peers although, on a weighted basis, our house price inflation assumption reflected a more conservative view.
In 2023, we also considered any likely impact from climate risk on our forecasting approach and concluded that no adjustment to the multiple economic scenarios for climate risk was required. This is because climate change effects are generally regarded to be relevant over a longer timeframe than our forecast period of five years.
Our use of five scenarios is designed to reflect different possible outcomes to the base case, highlighting the upside and downside risks associated with the central scenario. The downside risks for the UK economy include a sharp downturn in global growth, a return to upside inflation surprises which raises the cost of living, a continuation of the very low productivity growth seen in the UK, a move to a more protectionist agenda for trade and further geopolitical events adding to challenging economic conditions. The upside risks were more muted at the end of 2023 and include a stronger recovery in global growth, a faster fall in inflation, coupled with further trade agreements with other countries.
Our forecasting period for GDP is five years and then we revert to the average trend growth over three years based on the OBR’s long-run GDP forecast assumption. The reversion to mean for all macroeconomic variables is expected to take three years after the initial five-year forecast period.
Key changes to our forecasting approach in 2023
In 2023, there were no specific changes to our forecasting approach. We incorporated the OBR's March 2023 fan chart parameters to generate the GDP paths
(excluding the base case).
Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances and UK Government policy which is subject to change.
In summary, the outlook for the UK economy in 2024 remains challenging due to a lack of growth, weak investment and with continuing risks to the 2% inflation target, particularly if the situations in the Middle East and Ukraine trigger a renewed surge in oil and gas prices. Inflationary pressures could be further exacerbated by a tight UK labour market maintaining pressure on wage growth at a time when firms are struggling to match appropriately skilled workers to available vacancies.

Base case key macroeconomic assumptions
–House price growth: The sharp rise in mortgage rates triggered a slowdown in house price growth in recent months. With survey indicators pointing to a slump in buyer demand as confidence is hit by a squeeze on affordability from the sharp rise in mortgage rates, house prices are expected to continue declining in the near-term. However, as the supply of housing is also weak this has helped to limit the overall fall in house prices compared to previous downturns despite the sharp rise in interest rates. We forecast a
c.2% year-on-year decline in house prices by the end of 2023, with a further fall of 1% by the end of 2024. Looser monetary policy from the second half of 2024 enables house price growth to recover with growth back to average levels by the end of the forecast period.

–GDP: While the monthly GDP estimate for October 2023 showed the economy shrinking marginally with a 0.3% month-on-month fall, this aligns to the picture of a stagnating UK economy.  The PMI data for November 2023 is marginally above 50 and suggests growth to be modest in Q423. As such, the near-term outlook for growth remains broadly flat -
but as the effects of higher interest rates filter through the economy this year and the bulk of fixed rate mortgages are renewed, consumer spending growth could fall back sharply and with business insolvencies expected to increase, there are still downside risks to our forecast of 0.4% growth in 2024.

–Unemployment rate: Unemployment remained flat in October 2023 at 4.2% based on the ONS experimental data and combined with other surveys such as REC, suggest that the labour market is slowly loosening. With companies under pressure from rising debt servicing costs and higher wages, it is likely that some will become insolvent and others find that demand for their goods and services reduces as households restrict their spending. We do not envisage a large rise in unemployment compared to previous recessions. The rate peaks at 4.8% by the end of 2024, in part impacted by the ongoing return of previously inactive workers to the labour force.

–Bank Rate: The Monetary Policy Committee (MPC) kept rates at 5.25% at the December 2023 meeting. Our base case assumes no further rate rises with the
MPC expected to start loosening monetary policy in Q224, with rates ending 2024 at 4.50%. Further cuts through the rest of the 5-year forecast period leaves bank rate at 3.00% by the end of 2028.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 98
In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce will continue and this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.6%, in line with the OBR’s latest estimate of the UK’s long run average growth rate.
Key changes to our base case in 2023
For our base case, we no longer expect a short recession given that the economy has been more resilient than expected in 2023. However, risks around this assumption remain as the full effects of higher interest rates have yet to be felt across the UK economy which keeps growth in 2024 significantly below average.
Our base case was updated to reflect the latest market data and to broadly align with the latest consensus estimates. The most notable change was to HPI with expected house price falls now lower in 2023 and 2024.
Other scenarios
Based on this revised base case, we reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) persistent above target inflation over the forecast period; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example older UK-born workers retiring early and longer term sickness levels remaining above pre-pandemic levels); and (iv) the global economy recovering more swiftly from higher inflation.
To reflect these potential outcomes, we continue to use the base case and four additional scenarios, which we consider sufficient to reflect all the above potential outcomes. However, as the risks remain skewed to the downside, to reflect these outcomes sufficiently, we concluded that only one upside scenario would be needed to reflect the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.
The other scenarios are:
One upside scenario
This scenario has a quicker recovery than the Baseline and is a bull case to the base forecasts. It assumes that inflation falls back more swiftly than in the base case, helped by lower growth in wages and pass through of lower commodity prices. This allows the Bank of England to cut rates earlier, bringing them back towards what might be considered the neutral rate. This results in higher consumer and business confidence enabling higher levels of spending with savings rates returning to levels consistent with economic growth as real earnings growth returns. Unemployment peaks at a slightly lower level than the base case and drops more quickly than the base, ending the 5-year forecast period at 3%. The Bank Rate profile is lower than the base case as inflation returns to target at a faster pace.
Three downside scenarios
The downside scenarios capture a range of risks, including continuing weaker investment, a larger negative impact from the EU trade deal and a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force.
Downside 1 - This scenario is a bear case to the baseline. It assumes that the fall in economic growth is sharper and that there is a recession. In this scenario, consumers keep savings rather than spend as consumer confidence remains extremely low while households are worried about the prospect of losing their jobs.
House prices fall further than in the base case as more households look to downsize in order to lower their mortgage repayments. With inflation remaining above target, Bank Rate continues to increase as core inflation remains above the baseline view before cuts start as inflation falls back.
Stubborn inflation - This scenario considers the effect on the UK economy of a persistent inflationary environment. Here inflation remains above target for much of the forecast period. This persistent inflation is created by a combination of factors, including higher energy costs exacerbated by the Ukraine/Russia crisis and curtailment of oil supply by OPEC countries; continuous wage rises resulting in a spiral effect pushed by increasing numbers of strikes and falling productivity.
Despite the peak in inflation having already passed in Q422, inflation remains slightly above the 2% target over the 5-year forecast period. The 2.8% peak to trough fall in GDP is similar to the early 1980s recession due to inflation remaining higher for longer, which in turn reduces households' real incomes and therefore consumption. This is despite higher wage settlements due to increased strike action. Unemployment peaks at 6.2% in 2026 as although inflation eventually returns to target, Bank Rate remains at higher levels compared to recent history and growth is still muted due to weak productivity as investment levels remain low.  The large increases in Bank Rate and falling real incomes result in house prices falling by c.26%.
Downside 2 - The scenario shows a marked fall in GDP, with rising unemployment and falling house prices reflecting the ongoing issues of a higher interest rate environment and above target inflation, which feeds across the whole economy. It also reflects the ongoing strike action by various unions pushing for stronger pay growth, alongside dealing with potential blackouts caused by an increase in energy shortage over the winter months in Q423 and into early 2024. It also assumes that major risk events continue to occur exposing risks to countries’ fiscal position and the means to respond to such events. For this scenario, an overlay to the unemployment rate was also made to the model output from the OGEM. This was to account for the possibility of a recession of similar magnitude to that of 2008/09 where the unemployment rate peaked at 8.5%.
Key changes to our alternative scenarios in 2023
In 2023 we did not make any methodological changes to the scenarios.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 99
Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 31 December 2023 were:

		Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted(4)
		%	%	%	%	%	%
GDP(1)	2022 (actual)	4.3	4.3	4.3	4.3	4.3	4.3
	2023	0.6	0.5	0.5	0.5	0.3	0.5
	2024	1.0	0.4	(0.1)	(1.8)	(3.3)	(0.4)
	2025	2.1	1.3	0.2	(0.9)	(1.4)	0.6
	2026	2.4	1.5	0.5	0.4	0.6	1.1
	2027	2.4	1.4	0.3	0.7	2.2	1.4
	2028	2.4	1.4	0.3	0.8	2.6	1.4
	5-year average increase/decrease	2.1	1.2	0.3	(0.2)	0.1	N/A
	Peak/(trough) at(2)(3)	—	—	(0.2)	(2.8)	(5.1)	(1.1)
Bank Rate(1)	2022 (actual)	3.50	3.50	3.50	3.50	3.50	3.50
	2023	5.25	5.25	5.25	5.25	5.25	5.25
	2024	4.25	4.50	5.25	6.50	3.75	4.88
	2025	3.25	3.50	4.00	5.00	2.00	3.68
	2026	2.75	3.25	3.25	3.75	2.00	3.18
	2027	2.75	3.00	3.00	3.00	2.50	2.93
	2028	2.75	3.00	3.00	3.00	2.50	2.93
	5-year end period	2.75	3.00	3.00	3.00	2.50	N/A
	Peak/(trough) at	5.25	5.25	5.75	6.50	5.25	5.55
HPI(1)	2022 (actual)	5.0	5.0	5.0	5.0	5.0	5.0
	2023	(1.7)	(2.2)	(4.7)	(6.3)	(7.8)	(3.8)
	2024	2.0	(1.0)	(11.7)	(18.8)	(25.8)	(7.8)
	2025	6.5	2.5	3.4	3.6	3.6	3.3
	2026	5.1	3.0	2.1	1.6	1.6	2.7
	2027	4.0	3.0	3.0	1.6	1.6	2.7
	2028	3.6	3.0	3.1	1.8	1.8	2.7
	5-year average increase/decrease	4.3	2.0	(0.8)	(3.3)	(5.4)	N/A
	Peak/(trough) at(2)	(3.7)	(6.5)	(17.5)	(25.5)	(33.0)	(13.8)
Unemployment(1)	2022 (actual)	3.7	3.7	3.7	3.7	3.7	3.7
	2023	4.3	4.3	4.3	4.3	4.4	4.3
	2024	4.3	4.8	4.8	5.6	8.5	5.3
	2025	3.7	4.4	4.9	5.9	8.0	5.1
	2026	3.4	4.3	5.2	6.2	7.4	5.0
	2027	3.0	4.3	5.4	6.1	6.8	4.9
	2028	3.0	4.2	5.3	5.8	6.2	4.7
	5-year end period	3.0	4.2	5.3	5.8	6.2	N/A
	Peak/(trough) at	4.5	4.8	5.5	6.2	8.5	5.5
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)GDP peak taken from GDP level at Q2-23 and HPI peak taken from HPI level at Q3-22.
(3)Reported as Peak/(trough) from 2023 to align with other metrics.
(4)The weighted peak to trough and 5 year peak calculations are based on the annual profiles shown.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 100
The table below sets out our macroeconomic assumptions and their evolution throughout the forecast period for each of the five scenarios at 31 December 2022:

		Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted(5)
		%	%	%	%	%	%
GDP(1)	2021 (actual)	7.5	7.5	7.5	7.5	7.5	7.5
	2022	4.4	4.4	4.3	4.2	3.7	4.3
	2023	(1.0)	(1.3)	(1.9)	(2.7)	(6.4)	(2.2)
	2024	0.8	0.5	(0.3)	(0.9)	(0.7)	—
	2025	2.0	1.6	0.5	0.2	1.7	1.2
	2026	2.0	1.5	0.4	0.6	1.5	1.2
	5-year average increase/decrease	1.2	0.8	(0.2)	(0.5)	(0.6)	0.3
	Cumulative growth/(fall) to peak/(trough)(2)(4)	6.0	3.8	(0.8)	(2.2)	(3.1)	1.3
Bank Rate(1)	2021 (actual)	0.25	0.25	0.25	0.25	0.25	0.25
	2022	3.50	3.50	3.50	3.50	3.50	3.50
	2023	3.75	4.00	3.50	6.00	3.75	4.29
	2024	3.00	3.25	2.75	5.50	3.00	3.59
	2025	2.50	2.75	2.50	3.50	2.75	2.85
	2026	2.25	2.50	2.25	3.00	2.50	2.55
	5-year end period	2.25	2.50	2.25	3.00	2.50	2.55
	Peak/(trough) at(3)	3.75	4.00	3.50	6.00	4.00	4.31
HPI(1)	2021 (actual)	8.7	8.7	8.7	8.7	8.7	8.7
	2022	7.6	7.0	7.6	7.6	7.6	7.3
	2023	(8.8)	(10.0)	(10.0)	(10.9)	(15.8)	(10.7)
	2024	(4.3)	—	(6.7)	(8.8)	(14.3)	(4.4)
	2025	0.6	2.0	(3.1)	(4.9)	(4.1)	(0.8)
	2026	4.1	3.0	(0.2)	(0.6)	4.7	2.0
	5-year average increase/decrease	(0.7)	(0.6)	(3.8)	(4.7)	(4.8)	(2.3)
	Peak/(trough) at(3)	(12.8)	(11.2)	(19.0)	(23.1)	(30.7)	(16.8)
Unemployment(1)	2021 (actual)	4.0	4.0	4.0	4.0	4.0	4.0
	2022	3.7	3.8	3.7	3.7	4.4	3.8
	2023	4.7	4.7	5.1	5.5	8.5	5.3
	2024	4.5	5.1	5.4	5.9	8.0	5.6
	2025	4.5	4.5	5.8	6.4	7.4	5.4
	2026	4.4	4.3	6.1	6.6	6.8	5.3
	5-year end period	4.2	4.3	6.1	6.4	6.2	5.2
	Peak/(trough) at(3)	4.7	5.1	6.1	6.6	8.5	5.9
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)This is the cumulative growth for the 5-year period.
(3)For GDP and house price growth it is the peak to trough change within the 5-year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(4)      If we had calculated GDP on the peak/(trough) basis as adopted for 2023 our upside scenario would have been (1.5%); base case scenario (1.9%); downside 1 (2.7%); stubborn inflation (4.0%); downside 2
(8.8%).
(5)      The weighted peak to trough and 5-year peak calculations are based on the annual profiles shown.
The forecast growth rates for the GDP assumptions we use for scenario modelling
The forecast growth rates for the GDP assumptions we used for scenario modelling at 31 December 2023 and 31 December 2022 were:

GDP Growth Rate (%)
5
0
-5
2023 (Reporting Date)
2024
2025
2026
2027
2028 (End of forecast period)
Downside 2
Downside 1
Upside
Stubborn Inflation
Base case

GDP Growth Rate (%)
10
5
0
-5
-10
2022 (Reporting Date)
2023
2024
2025
2026
2027 (End of forecast period)
Downside 2
Downside 1
Upside
Stubborn Inflation
Base case

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 101
Scenario weights
Each quarter, we undertake a full review of the scenario weights we apply. We consider the weighting of the economic scenarios as a whole, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of the weighting of a scenario, we undertake a Monte Carlo analysis to ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring based on past experience and therefore assign a weight to that scenario.
The scenario weights we applied for 2023 and 2022 were:

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
Scenario weights	%	%	%	%	%	%
2023	10	50	10	20	10	100
2022	5	50	15	20	10	100
2023 compared to 2022
We continue to use both the entire historical GDP data set available for the Monte Carlo analysis to smooth out the large GDP data swings seen in the pandemic as well as the data set from 2009 onwards. The CAGRs are now returning to more 'normal' levels associated with our scenarios as the economy unwinds from the
2020 shock. For H223, the base case using the 2009 data set show that the base case sits around the 50th probability path and that the downside scenarios sit between the 60th to 80th probability paths suggesting that a lower weight than the base case remains appropriate.
We also need to consider the UK economic and political environment when applying weights. Given the current cost of living crisis, we remain of the view that the risks to UK growth are still biased to the downside and include: further geopolitical events creating more challenges for economies both in the UK and abroad; the potential for further upside inflation surprises causing inflation to stay above target for longer, raising the cost of living and so reducing consumer demand;
continuing weak investment reflecting the uncertain nature of the economic environment; and a continuing and significant mismatch between vacancies and skills along with a smaller labour force, which may bring disruption to any recovery in the latter years of the forecast.
In 2023, we increased the weight on the Upside scenario by 5% with a corresponding decrease in our Downside 1 to rebalance the overall weighted ECL. It was also to reflect both the change in the fan chart parameters used to determine the Upside and Downside 1 scenarios and the fact that the economic growth outlook has improved slightly since the end of 2022.
Definition of default (Credit impaired) (audited)
We define a financial instrument as in default (i.e. credit impaired) for the purpose of calculating ECL if it is more than three months past due, or if we have data that suggests the customer is unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail and Business Banking and Consumer Finance
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
–Performing non-forborne accounts, which under our internal rating-based basis are subject to a 3-month cure period. For accounting purposes, we classify them in Stage 2 until they cure all SICR triggers.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 102
Significant Increase in Credit risk (SICR) (audited)
Loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual term of the loan, or the behavioural term for a revolving facility. Loans which have not experienced a SICR are provided for on a 12-month basis. We assess the credit risk profile of each facility to determine which of three stages to allocate them to:
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
Quantitative criteria
We use quantitative criteria to identify where an exposure has increased in credit risk. We base our criteria on whether any increase in the lifetime PD since origination exceeds a threshold in relative and absolute terms. We base the value anticipated at origination on similar assumptions and data to the ones we use at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since origination. These two sets of criteria are used to determine whether a significant increase of credit risk has concurred since origination. The criteria for 2023 and 2022 were:

Retail and Business Banking				Consumer Finance(2)	Corporate & Commercial Banking	Corporate Centre
Mortgages	Everyday Banking (1)
	Personal loans	Credit cards	Overdrafts
30bps	30bps	340bps	260bps	300bps	30bps	Internal rating method
(1)For larger business banking customers, we apply the same criteria that we use for Corporate & Commercial Banking.
(2)Consumer Finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison.
Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of changes in PD. The criteria for 2023 and 2022 were:

Retail and Business Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Mortgages	Everyday Banking(1)
	Personal loans	Credit cards	Overdrafts
– In forbearance – Default in last 24m – 30 Days past due (DPD) in last 12m – Bankrupt – £100+ arrears	– In Collections – Default in last 12m – £50+ arrears	– In forbearance – Default in last 12m – In Collections – £100+ arrears – Behaviour score indicators	– Fees suspended – Default in last 12m – Debit dormant >35 days – Any excess in month	– In forbearance – Deceased or Insolvent – Court ‘Return of goods’ order or Police watchlist – Agreement terminated – Payment holiday – Cash Collection	– In forbearance – Default in last 12m – Watchlist: proactive management – Default at proxy origination	– Watchlist: proactive management
(1)For larger business banking customers, we apply the same criteria that we use for Corporate & Commercial Banking.
We continue to apply the additional qualitative assessment that was introduced as part of a Judgemental Adjustment that commenced during 2022 in response to the cost of living crisis. Exposures that were deemed more significantly impacted by cost of living pressures based on indebtedness and disposable income thresholds were migrated to Stage 2. See 'Judgemental Adjustments (JAs)' below for more details.
Backstop criteria
As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.
Improvement in credit risk or cure
We transfer Stage 3 exposures to Stage 2 or Stage 1 when we no longer consider them to be credit impaired. We transfer Stage 2 exposures to Stage 1 when they no longer meet the stage 2 SICR criteria. Where we identified a SICR using quantitative criteria, we transfer the exposures to Stage 1 when they no longer meet the original PD-based transfer criteria. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before we transfer the exposure to Stage 1. For a loan to exit forbearance, it must meet the conditions set out in the section ‘Forbearance’.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 103
Judgemental Adjustments (JAs) (audited)
We use a range of methods to identify whether we need a JA. These include regular reviews of model monitoring tools, changes in the period, trend analysis, comparisons against forecasts, and inputs from expert teams who manage key portfolio risks. We only recognise a JA if its expected impact is over £1m and keep it in place until we no longer need it. This is usually when we build it into our core credit model or the conditions that led to raising the JA no longer exist.
Our Risk Provisions & Forecasting team calculate JAs to ensure they are incremental to the core credit model and to ensure the calculation is performed in a consistent and controlled manner. We apply standard end-user computing controls to JAs expected to be in place for more than six months. The CRPF reviews and approves all JAs on a quarterly basis.

	Retail and Business Banking
	Mortgages	Everyday Banking		Consumer Finance	CCB	Corporate Centre	Total
		Credit Cards	Other
2023	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	134	123	123	62	240	—	682
Individually assessed	4	—	—	—	124	—	128
ECL before JAs	138	123	123	62	364	—	810
JAs (excluding Affordability and Cost of Living JAs)
Long-term indeterminate arrears	16	—	—	—	—	—	16
12+ months in arrears	14	—	—	—	—	—	14
UPL loss floor	—	—	6	—	—	—	6
Model underestimation	36	—	—	—	—	—	36
Corporate single large exposure	—	—	—	—	23	—	23
Other	12	1	3	4	(31)	—	(11)
Total JAs (excluding Affordability and Cost of Living JAs)	78	1	9	4	(8)	—	84
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain pressures	—	—	—	—	24	—	24
Secured affordability	9	—	—	4	—	—	13
Unsecured affordability	—	16	22	—	—	—	38
Mortgage refinancing risk	19	—	—	—	—	—	19
SME debt burden	—	—	6	—	—	—	6
Total Affordability and Cost of Living JAs	28	16	28	4	24	—	100
Total JAs	106	17	37	8	16	—	184
Total ECL	244	140	160	70	380	—	994

2022	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	134	112	93	65	194	—	598
Individually assessed	—	—	—	—	112	—	112
ECL before JAs	134	112	93	65	306	—	710
JAs (excluding Affordability and Cost of Living JAs)
Long-term indeterminate arrears	13	—	—	—	—	—	13
12+ months in arrears	22	—	—	—	—	—	22
UPL loss floor	—	—	15	—	—	—	15
Model underestimation	36	2	19	—	—	—	57
Corporate single large exposure	—	—	—	—	23	—	23
Other	21	1	10	2	3	—	37
Total JAs (excluding Affordability and Cost of Living JAs)	92	3	44	2	26	—	167
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain pressures	—	—	—	—	61	—	61
Mortgage affordability	27	—	—	—	—	—	27
Retail Unsecured Affordability	—	15	20	—	—	—	35
SME debt burden	—	—	7	—	—	—	7
Total Affordability and Cost of Living JAs	27	15	27	—	61	—	130
Total JAs	119	18	71	2	87	—	297
Total ECL	253	130	164	67	393	—	1,007

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 104
JAs (excluding Affordability and Cost of Living JAs)
–Long-term indeterminate arrears: To mitigate the risk of model underestimation, we fully provide for accounts in arrears which have neither repaid (cured) nor been written-off after a period of two years for unsecured portfolios or five years for secured portfolios. For our secured portfolios, we use expected security valuations at the point of repossession to estimate the adjustment. At 31 December 2023, we only had to make an adjustment for mortgages. When calculating this JA, we assume a two year delay in the time to repossessions which reflects experience and ensures the LTVs are impacted by our multiple scenario forecasts for HPI. Over the medium term, as we continue to address long-term arrears in the portfolio, we expect the need for this JA will reduce. Had management assumed no delay in repossessions, the JA would be £12m.
–12+ months in arrears: To mitigate the risk of model underestimation, we fully provide for mortgage accounts more than 12 months past due after deducting a historically observed self-cure rate. When calculating this JA, we assume a two year delay in the time to repossessions which reflects experience and ensures the LTVs are impacted by our multiple scenario forecasts for HPI. Over the medium term, as we continue to address long-term arrears in the portfolio, we expect the need for this JA will reduce. Had management assumed no delay in repossessions, the JA would be £6m.
–UPL loss floor: We use this JA to address the perceived macroeconomic insensitivity in our Unsecured Personal Loans (UPL) models. This arises where historical analysis of losses shows a larger correlation to the International Labour Organisation (ILO) unemployment forecast than the model gives. The JA then uplifts the lifetime losses expected in each of the macroeconomic scenarios in the model to meet the expected losses the historical analysis predicts.
–Model underestimation: During the pandemic, the government introduced various support schemes which resulted in built up savings and subdued arrears and defaults. This JA reduces the risk of potential ECL underestimation caused by the artificially low modelled PDs. Had management applied the same PD uplift on the upside scenario, the JA would be £13m. Had management applied the same PD uplift on the Downside 3 scenario as the Base case, Upside and
Downside 1 scenarios, the JA would be £65m.
–Corporate single large exposure: This JA safeguards against individual large exposures defaulting. We currently use the JA to safeguard against two historically observed single name large losses in CCB. We continue to assess this risk over the medium term based on actual experience and refine the estimate based on changes in our portfolio credit quality and loan size mix. Had management assumed only one average loss was incurred, the JA would be
£12m. The JA would be £35m assuming three average losses were incurred. This JA is still needed given UK corporate insolvencies have risen to a 30-year high. In the current high-interest rate environment, the risk of single name defaults which incur high losses is considered greater than before as government support schemes ceased.
–Other: This includes adjustments for CCB and mortgages. In CCB, we calibrate our corporate model PDs based on a historical model development observation period. We hold a JA to recalibrate these PDs to reflect more recent experience. This JA will be embedded into the model in 2024 with no material net impact expected. In mortgages, this JA includes a similar adjustment to recalibrate the PD and LGDs to exclude the period impacted by Covid-19.
Affordability and Cost of Living JAs
–Corporate lending to segments affected by supply chain pressures: This JA reflects the corporate lending risks to those sectors susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand and exposure to supply chain pressures. We updated the assumptions of this JA to reflect the available historical default emergence of the sectors in scope of the JA. This JA calculates ECL depending on customers'
risk profiles in stage 1 and transfers the customers into stage 2. In the case of those customers already in stage 2 the JA is calculated by stressing PD levels according to the risk profile of those customers. The range for this JA can be between £16m to £58m depending on PD assumptions of high and severe sectors.
–Secured affordability: We use this JA to identify over-indebted customers who, in the current high-interest rate environment, are more susceptible to stress.
The JA uses available bureau information (Consumer Indebtedness Index (CII) > 40) and classifies over-indebted customers as Stage 2, which are subsequently provided for on a lifetime basis. The JA reflects the most recent available performance information for customers in scope of the judgement. At 31
December 2023, these accounts made up a significant amount of the total mortgage Stage 2 population as £2.9bn mortgages were moved from Stage 1 into
Stage 2 as a result. Had management lowered the CII threshold to 30, the JA would be £21m. Had management increased the CII threshold to 50, the JA would be £8m.
–Unsecured affordability: The JA accounts for repayment affordability risk amongst customers with low disposable income. We use a combination of performance indicators and forward-looking estimated disposable income to identify the number of unsecured customers that may struggle to meet their contractual obligations in the current macroeconomic environment. Their overall level of unsecured debt is also considered (for Credit Cards and Banking products) to determine whether they can absorb additional financial stress. Had management not considered the total level of unsecured debt as an additional filter to identify customers in scope of the JA, the JA would be £47m. Had management considered the same level of Total Unsecured Debt (TUD) for UPL exposures as for Cards and Banking, the JA would be £31m.
–Mortgage refinancing risk: We introduced this JA in December 2023. It considers the risk of mortgage customers being unable to afford their new mortgage instalment after re-mortgaging in the current high-interest rate environment. The JA assesses the likely mortgage payment against the stressed interest rate that customers had been assessed against at the point of application. Customers that are likely to secure rates above their stress levels are considered at risk of not being able to afford their new mortgage. Their respective PDs are uplifted to account for the elevated levels of defaults observed for the most recent cohorts of refinanced mortgages. The JA transfers £6.8bn of exposures into Stage 2. The JA was designed using some profiling characteristics of customers that took advantage of the Mortgage Charter government scheme as some of these accounts are considered to be at higher risk of arrears. Had management replaced the probability weighted interest rate view with a flat 5% forecast, the JA would be £9m. Had management assumed a flat 6% forecast, the JA would be £22m.
–SME debt burden: This JA takes account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs as these are government guaranteed, but instead considers the possible impact on repayment of other lending with us.
2023 compared to 2022
JAs reduced from £297m to £184m. The proportion of JAs to total ECL decreased from 29% to 19%. This was mainly due to the models reacting to the economic environment normalising post Covid-19, reducing the need for JAs. In 2023, we expanded the scope of the Mortgage Affordability JA to include Consumer
Finance (previously included in Other) and renamed it as the Secured Affordability JA. We also renamed the Retail Unsecured Affordability JA as the Unsecured
Affordability JA with no change in the scope. In addition, we introduced a Mortgage Refinancing risk JA to target customers susceptible to refinance risk in response to the cost of living crisis and increased interest rates. In 2023, in response to increasing regulatory requirements under SS1/23, we introduced a JA framework to further enhance the governance around judgements.
Climate change
In 2023 and 2022, we assessed the risks to asset valuations in the customer loan book from both transitional and physical risks associated with climate change. At 31 December 2023 and 2022, we did not consider it appropriate to recognise a climate risk related JA for the following reasons:
–The behavioural life of the loan book is less than five years. Any material transitional risks are generally regarded to be relevant over a longer timeframe than five years and, as such, the risk predominantly relates to assets yet to be written;
–There have been no observed default events or SICRs due to climate change for any part of the loan book;
–The absolute exposure to fossil fuel industries is not material. On an individually assessed basis, clients in these industries are highly rated and their markets remain highly liquid;
–The residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles. The residual value risk is already set at the more cautious end of the acceptable range to capture the inherent risk of diesel obsolescence and measurement uncertainty of electric vehicles;
–ECL calculations are based on multiple forward-looking economic scenarios developed by management covering a period of 5 years, during which timeframe climate change risks may crystallise;
–The proportion of mortgage loans subject to flood and subsidence risk is not material. The terms of our mortgage lending also require homeowners to have an active flood protection at any point of the contract.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 105
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
Individually assessed corporate Stage 3 exposures (audited)
We assess the ECL requirement for large single name corporate exposures on an individual basis when they meet our definition of default and are transferred into
Stage 3. This assessment takes into consideration the latest specific information about the counterparty to determine a probability weighted ECL based on a best, worst and mid case outcome. For those loans that were in default (i.e. Stage 3), the ECL net of government guarantee was £124m at 31 December 2023 (2022:
£112m). Had management assumed the best or worst outcome in terms of loss estimates, the ECL could have been within a range of £42m to £209m.
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
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that may have had a material impact on the ECL allowance and profit before tax.
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
no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
2023	£m	£m	£m	£m	£m	£m
Exposure	300,969	300,969	300,969	300,969	300,969	300,969
Retail and Business Banking	204,357	204,357	204,357	204,357	204,357	204,357
– Mortgages	183,568	183,568	183,568	183,568	183,568	183,568
– EDB - Credit Cards	13,116	13,116	13,116	13,116	13,116	13,116
– EDB - Other	7,673	7,673	7,673	7,673	7,673	7,673
Consumer Finance	5,228	5,228	5,228	5,228	5,228	5,228
CCB	27,277	27,277	27,277	27,277	27,277	27,277
Corporate Centre	64,107	64,107	64,107	64,107	64,107	64,107

ECL	834	898	993	1,179	1,412	994
Retail and Business Banking	420	467	538	692	891	544
– Mortgages	143	176	236	365	564	244
– EDB - Credit Cards	132	138	142	150	150	140
– EDB - Other	145	153	160	177	177	160
Consumer Finance	68	69	70	72	72	70
CCB	346	362	385	415	449	380
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 2	6	6	6	7	12	8
Retail and Business Banking	6	7	7	8	15	9
– Mortgages	7	7	7	8	17	10
– EDB - Credit Cards	2	3	3	3	3	3
– EDB - Other	7	8	8	9	9	8
Consumer Finance	6	6	6	6	6	6
CCB	13	14	14	17	20	13
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1	1
Retail and Business Banking	1	1	1	1	1	1
– Mortgages	1	1	1	1	1	1
– EDB - Credit Cards	—	—	—	—	—	—
– EDB - Other	2	2	2	2	2	2
Consumer Finance	—	—	—	—	—	—
CCB	3	3	3	3	3	3
Corporate Centre	—	—	—	—	—	—

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 106

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
2022	£m	£m	£m	£m	£m	£m
Exposure	312,830	312,830	312,830	312,830	312,830	312,830
Retail and Business Banking	216,383	216,383	216,383	216,383	216,383	216,383
– Mortgages	195,170	195,170	195,170	195,170	195,170	195,170
– EDB - Credit Cards	12,845	12,845	12,845	12,845	12,845	12,845
– EDB - Other	8,368	8,368	8,368	8,368	8,368	8,368
Consumer Finance	5,739	5,739	5,739	5,739	5,739	5,739
CCB	28,299	28,299	28,299	28,299	28,299	28,299
Corporate Centre	62,409	62,409	62,409	62,409	62,409	62,409

ECL	931	933	994	1,150	1,384	1,007
Retail and Business Banking	490	498	530	648	831	546
– Mortgages	215	219	245	325	502	253
– EDB - Credit Cards	122	123	127	140	142	130
– EDB - Other	153	156	158	183	187	163
Consumer Finance	65	66	65	68	69	67
CCB	376	369	399	434	484	394
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 2	4	4	5	7	11	7
Retail and Business Banking	4	4	4	6	10	7
– Mortgages	4	4	4	6	11	7
– EDB - Credit Cards	2	2	2	3	3	3
– EDB - Other	7	7	7	8	9	8
Consumer Finance	6	6	6	6	6	6
CCB	8	9	9	14	18	12
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1	1
Retail and Business Banking	1	1	1	1	1	1
– Mortgages	1	1	1	1	1	1
– EDB - Credit Cards	—	—	—	—	—	—
– EDB - Other	2	2	2	2	2	2
Consumer Finance	1	1	1	1	1	1
CCB	2	2	2	2	2	2
Corporate Centre	—	—	—	—	—	—
2023 compared to 2022
ECL was broadly flat in 2023. In Retail and Business Banking, Mortgages ECL decreased as house prices held up better than expected and Unsecured lending
ECL increased in line with arrears. These are yet to rise above pre Covid-19 levels. CCB ECL decreased due to a small number of default cases that were exited late in 2023. The value of JAs decreased in 2023 with models better reflecting the economic environment as the economic distortion caused by Covid-19 reduced.
HPI sensitivity
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions used to calculate the ECL allowance for residential mortgages would have the most significant impact on the ECL allowance. The table below shows the ECL impact on the profit before tax of applying an immediate and permanent house price increase/decrease to our unweighted base case scenario, and assumes no changes to the stage allocation of exposures.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2023	70	38	(54)	(155)
2022	48	32	(61)	(176)
2023 compared to 2022
The sensitivity to decreases in house prices was similar to 2022, but the sensitivity to increases in house prices was higher than in 2022. This is a function of the model and JA interaction under a more benign economic environment. The drop in the average property value in 2023 resulted in a bigger potential benefit of future house price increases, which was the main driver for the higher sensitivity towards +10/+20% house price increases.
Both the modelled ECL and the JAs were stressed in the sensitivity analysis to assess the potential impact on ECL from housing market volatility.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 107
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

We use the original effective interest rate as the discount rate. For accounts in default, we use the EAD as the reporting date balance. We also calculate an LGD to reflect the default status of the account, considering the current DPD and loan-to-value. PD and SR are not required for accounts in default.
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
Grouping of instruments for losses measured on a collective basis
We measure ECL at the individual financial instrument level. However, where we have used internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups. We typically group instruments where they share risk characteristics using statistical models and assess them for impairment collectively. We use this approach for all our Retail and Business Banking and Consumer Finance portfolios, SME customers in Corporate & Commercial Banking, and the Crown Dependencies mortgage portfolio in Corporate Centre.
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
–Benchmarking: we compare our coverage levels with our peers
–Stand-back testing: we monitor the level of our coverage against actual write-offs
–Back-testing: we compare key drivers periodically as part of model monitoring practices
–Monitoring trends: we track ECL and Staged assets over time and against our internal budgets and forecasts, with triggers set accordingly.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 108
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
life of the facility, the maximum exposure is the total amount of the commitment.

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral(1)
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting(2)	Net exposure
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	40.5	—	40.5	—	—	—	—	—	—	40.5
Financial assets at amortised cost:
–Loans and advances to customers:⁽³⁾
–Retail Mortgages	176.5	(0.2)	176.3	8.3	—	8.3	—	(179.1)	—	5.5
–Corporate loans	18.5	(0.3)	18.2	8.9	—	8.9	(0.1)	(15.3)	—	11.7
–Finance leases	4.6	(0.1)	4.5	—	—	—	—	(4.5)	—	—
–Accrued interest and other adjustments	0.9	—	0.9	—	—	—	—	—	—	0.9
–Other unsecured loans	7.1	(0.3)	6.8	13.8	(0.1)	13.7	—	—	—	20.5
–Amounts due from fellow Banco Santander group subsidiaries and JVs	4.5	—	4.5	—	—	—	—	—	—	4.5
Total loans and advances to customers	212.1	(0.9)	211.2	31.0	(0.1)	30.9	(0.1)	(198.9)	—	43.1
–Loans and advances to banks	1.2	—	1.2	0.5	—	0.5	—	—	—	1.7
–Reverse repurchase agreements – non trading	12.5	—	12.5	—	—	—	—	(12.4)	(0.1)	—
–Other financial assets at amortised cost	0.2	—	0.2	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	226.0	(0.9)	225.1	31.5	(0.1)	31.4	(0.1)	(211.3)	(0.1)	45.0
Financial assets at fair value at FVOCI:
–Debt securities	8.5	—	8.5	—	—	—	—	—	—	8.5
Total financial assets at FVOCI	8.5	—	8.5	—	—	—	—	—	—	8.5
Total	275.0	(0.9)	274.1	31.5	(0.1)	31.4	(0.1)	(211.3)	(0.1)	94.0

2022
Cash and balances at central banks	46.6	—	46.6	—	—	—	—	—	—	46.6
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Retail Mortgages(4)	188.3	(0.3)	188.0	8.0	—	8.0	—	(191.4)	—	4.6
–Corporate loans	19.1	(0.3)	18.8	9.3	—	9.3	(0.1)	(16.5)	—	11.5
–Finance leases	4.6	(0.1)	4.5	0.4	—	0.4	—	(4.8)	—	0.1
–Accrued interest and other adjustments	0.9	—	0.9	—	—	—	—	—	—	0.9
–Other unsecured loans	7.7	(0.2)	7.5	13.7	(0.1)	13.6	—	—	—	21.1
–Amounts due from fellow Banco Santander group subsidiaries and JVs	4.2	—	4.2	—	—	—	—	—	—	4.2
Total loans and advances to customers	224.8	(0.9)	223.9	31.4	(0.1)	31.3	(0.1)	(212.7)	—	42.4
–Loans and advances to banks	1.1	—	1.1	0.4	—	0.4	—	—	—	1.5
–Reverse repurchase agreements – non trading	7.3	—	7.3	—	—	—	—	(7.3)	—	—
–Other financial assets at amortised cost	0.2	—	0.2	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	233.4	(0.9)	232.5	31.8	(0.1)	31.7	(0.1)	(220.0)	—	44.1
Financial assets at FVOCI:
–Debt securities	6.0	—	6.0	—	—	—	—	—	—	6.0
Total financial assets at FVOCI	6.0	—	6.0	—	—	—	—	—	—	6.0
Total	286.0	(0.9)	285.1	31.8	(0.1)	31.7	(0.1)	(220.0)	—	96.7
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
collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 109
The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral(1)		Netting(2)	Net exposure
		Cash	Non-cash
2023	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	1.5	(0.8)	—	(0.5)	0.2
–Other financial assets at FVTPL	0.6	—	—	—	0.6
Total	2.1	(0.8)	—	(0.5)	0.8

2022
Financial assets at FVTPL:
–Derivative financial instruments	2.4	—	(1.7)	(0.5)	0.2
–Other financial assets at FVTPL	0.4	—	—	—	0.4
Total	2.8	—	(1.7)	(0.5)	0.6
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
equivalent credit rating grade used by Standard & Poor’s Ratings Services (S&P).

Santander UK risk grade	PD range
	Mid	Lower	Upper	S&P equivalent
	%	%	%
9	0.010	0.000	0.021	AAA to AA+
8	0.032	0.021	0.066	AA to AA-
7	0.100	0.066	0.208	A+ to BBB
6	0.316	0.208	0.658	BBB- to BB
5	1.000	0.658	2.081	BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B-
2	31.623	20.811	99.999	CCC to C
1 (Default)	100.000	100.000	100.000	D
The PDs in the table above are based on Economic Capital (EC) PD mappings, calculated based on the average PD over an economic cycle. This is different to the IFRS 9 PDs which are calculated at a point in time using forward looking economic scenarios. Where possible, the EC PD values are aligned to the regulatory capital models; however, any regulatory floors are removed and PDs are defined at every possible rating rather than grouped into rating buckets.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 110
Rating distribution (audited)
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. JAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)(2)
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Cash and balances at central banks	40.5	—	—	—	—	—	—	—	—	40.5
–Stage 1	40.5	—	—	—	—	—	—	—	—	40.5
Financial assets at amortised cost:
–Loans and advances to customers(2)	5.3	34.7	85.6	49.3	14.7	8.4	5.5	8.6	(0.9)	211.2
–Stage 1	5.3	33.6	81.5	43.9	10.4	2.8	0.4	8.3	(0.1)	186.1
–Stage 2	—	1.1	4.1	5.4	4.3	5.5	2.4	0.1	(0.4)	22.5
–Stage 3	—	—	—	—	—	0.1	2.7	0.2	(0.4)	2.6
Of which mortgages:	5.2	33.1	81.0	42.0	6.7	3.8	3.4	1.3	(0.2)	176.3
–Stage 1	5.2	32.0	76.9	36.7	3.6	0.5	0.1	1.3	—	156.3
–Stage 2	—	1.1	4.1	5.3	3.1	3.2	1.4	—	(0.1)	18.1
–Stage 3	—	—	—	—	—	0.1	1.9	—	(0.1)	1.9
–Loans and advances to banks	0.1	0.2	—	—	—	—	—	0.9	—	1.2
–Stage 1	0.1	0.2	—	—	—	—	—	0.9	—	1.2
–Reverse repo agreements – non trading	9.6	1.6	0.7	0.6	—	—	—	—	—	12.5
–Stage 1	9.6	1.6	0.7	0.6	—	—	—	—	—	12.5
–Other financial assets at amortised cost	0.2	—	—	—	—	—	—	—	—	0.2
–Stage 1	0.2	—	—	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	15.2	36.5	86.3	49.9	14.7	8.4	5.5	9.5	(0.9)	225.1
Financial assets at FVOCI:	4.2	3.9	0.2	—	—	—	—	0.2	—	8.5
–Stage 1	4.2	3.9	0.2	—	—	—	—	0.2	—	8.5
Total on balance sheet	59.9	40.4	86.5	49.9	14.7	8.4	5.5	9.7	(0.9)	274.1

Total off–balance sheet	—	6.3	7.0	6.8	4.6	1.7	0.4	4.7	(0.1)	31.4
–Stage 1	—	6.3	6.9	6.7	4.4	1.2	0.1	4.7	—	30.3
–Stage 2	—	—	0.1	0.1	0.2	0.5	0.2	—	(0.1)	1.0
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	59.9	46.7	93.5	56.7	19.3	10.1	5.9	14.4	(1.0)	305.5

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other(1)(2)
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.2	0.1	—	0.4	1.7
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	13.3
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.5
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.0
–Loans and advances to banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.2	0.2	0.5	—	0.9	0.3

Total off–balance sheet	—	—	—	—	—	0.1	—	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	9.1
–Stage 3	—	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	—	0.2	0.3	0.5	0.0	1.0	0.3

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 111

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)(2)		Total
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Cash and balances at central banks	46.6	—	—	—	—	—	—	—	—	46.6
–Stage 1	46.6	—	—	—	—	—	—	—	—	46.6
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	9.5	36.5	87.1	52.7	15.2	9.3	5.4	9.0	(0.9)	223.8
–Stage 1	9.5	36.2	85.4	48.4	11.1	4.0	0.5	8.6	(0.1)	203.6
–Stage 2	—	0.3	1.7	4.3	4.1	5.2	2.6	0.2	(0.5)	17.9
–Stage 3	—	—	—	—	—	0.1	2.3	0.2	(0.3)	2.3
Of which mortgages:	9.5	34.1	83.8	45.6	7.3	3.8	3.1	1.1	(0.3)	188.0
–Stage 1	9.5	33.8	82.1	41.6	4.2	0.5	0.1	1.1	—	172.9
–Stage 2	—	0.3	1.7	4.0	3.1	3.2	1.3	—	(0.2)	13.4
–Stage 3	—	—	—	—	—	0.1	1.7	—	(0.1)	1.7
–Loans and advances to banks	0.1	(0.1)	—	—	—	—	—	1.1	—	1.1
–Stage 1	0.1	(0.1)	—	—	—	—	—	1.1	—	1.1
–Reverse repo agreements – non trading	5.4	0.6	0.1	1.1	—	—	—	0.1	—	7.3
–Stage 1	5.4	0.6	0.1	1.1	—	—	—	0.1	—	7.3
–Other financial assets at amortised cost	0.2	—	—	—	—	—	—	—	—	0.2
–Stage 1	0.2	—	—	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	15.2	37.0	87.2	53.8	15.2	9.3	5.4	10.2	(0.9)	232.4
Financial assets at FVOCI:	3.5	2.2	0.3	—	—	—	—	—	—	6.0
–Stage 1	3.5	2.2	0.3	—	—	—	—	—	—	6.0
Total on balance sheet	65.3	39.2	87.5	53.8	15.2	9.3	5.4	10.2	(0.9)	285.0

Total off–balance sheet	0.1	7.2	6.9	6.5	4.9	2.1	0.4	3.7	(0.1)	31.7
–Stage 1	0.1	7.2	6.8	6.4	4.7	1.7	0.2	3.7	—	30.8
–Stage 2	—	—	0.1	0.1	0.2	0.4	0.1	—	(0.1)	0.8
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	65.4	46.4	94.4	60.3	20.1	11.4	5.8	13.9	(1.0)	316.7

	Santander UK risk grade									Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other(1)(2)	Total
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	—
–Stage 2	—	—	—	—	0.1	0.2	0.2	—	0.5	2.8
–Stage 3	—	—	—	—	—	—	0.3	—	0.3	13.0
Of which mortgages:	—	—	—	—	0.1	0.1	0.1	—	0.3	0.2
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	0.1	0.1	—	—	0.2	1.5
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.2	0.2	0.5	—	0.9	0.3

Total off–balance sheet	—	—	—	—	—	—	0.1	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	0.1	—	0.1	12.5
–Stage 3	—	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	—	0.2	0.2	0.6	—	1.0	0.3
(1)Includes Joint Ventures and Business Banking (including BBLs balances) as well as the Crown Dependencies portfolio. We use scorecards for these items, rather than rating models. Off-balance sheet exposures also include residential mortgage offers in the pipeline.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 112
Credit performance (audited)

	Customer Loans							12 month Gross write-offs	Loan Loss Allowance s
	Total	Stage 1		Stage 2		Stage 3(3)
2023	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail and Business Banking	182.3	160.8	88.3	19.2	10.5	2.3	1.27	141	501
– Mortgages	175.2	155.0	88.5	18.2	10.4	2.0	1.16	11	241
– EDB - Credit Cards	2.7	2.3	85.4	0.3	12.9	0.1	2.95	46	130
– EDB - Other(1)	4.4	3.5	80.9	0.7	14.8	0.2	4.38	84	130
Consumer Finance(2)	5.2	4.9	93.1	0.3	6.3	—	0.53	23	70
CCB	17.9	13.8	77.1	3.4	19.1	0.7	4.14	68	345
Corporate Centre	1.3	1.3	99.8	—	0.1	—	0.10	—	—
Total Drawn	206.7	180.8	87.5	22.9	11.1	3.0	1.49	232	916
Retail and Business Banking	22.0	21.5	—	0.5	—	—	—	—	43
– Mortgages	8.3	8.2	—	0.1	—	—	—	—	3
– EDB - Credit Cards	10.4	10.3	—	0.1	—	—	—	—	10
– EDB - Other(1)	3.3	3.0	—	0.3	—	—	—	—	30
Consumer Finance(2)	—	—	—	—	—	—	—	—	—
CCB	9.4	8.8	—	0.5	—	0.1	—	—	35
Corporate Centre	—	—	—	—	—	—	—	—	—
Total Undrawn	31.4	30.3	—	1.0	—	0.1	—	—	78
Total	238.1	211.1	—	23.9	—	3.1	—	232	994

2022	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail and Business Banking	194.6	178.0	91.5	14.6	7.4	2.0	1.08	113	504
– Mortgages	187.1	171.7	91.8	13.6	7.3	1.8	0.99	3	250
– EDB - Credit Cards	2.5	2.1	85.7	0.3	12.9	0.1	2.53	40	120
– EDB - Other(1)	5.0	4.2	82.8	0.7	13.0	0.1	4.30	70	134
Consumer Finance(2)	5.4	5.0	93.0	0.4	6.5	—	0.54	19	67
CCB	18.5	14.5	78.3	3.5	18.8	0.5	3.08	24	362
Corporate Centre	1.2	1.2	99.6	—	0.3	—	0.10	—	—
Total Drawn	219.7	198.7	90.4	18.5	8.4	2.5	1.24	156	933
Retail and Business Banking	21.8	21.2	—	0.5	—	0.1	—	—	42
– Mortgages	8.0	7.9	—	0.1	—	—	—	—	3
– EDB - Credit Cards	10.3	10.2	—	0.1	—	—	—	—	10
– EDB - Other(1)	3.5	3.1	—	0.3	—	0.1	—	—	29
Consumer Finance(2)	0.4	0.4	—	—	—	—	—	—	—
CCB	9.7	9.3	—	0.4	—	—	—	—	32
Corporate Centre	—	—	—	—	—	—	—	—	—
Total Undrawn	31.9	30.9	—	0.9	—	0.1	—	—	74
Total	251.6	229.6	—	19.4	—	2.6	—	156	1,007
(1)EDB - Other includes £1.8bn of BBLS lending (£1.7bn is BBLS with 100% Government guarantee), £2.1bn unsecured personal loans and £0.5bn overdrafts.
(2)Consumer Finance - 87% (2022:84%) of lending is collateralised on the vehicle.
(3)Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
Arrears over 90 days past due

	31 December 2023	31 December 2022
	%	%
Mortgages	0.80	0.62
Credit Cards	0.51	0.49
UPL	0.73	0.61
Overdrafts	2.43	2.24
Business Banking	4.15	3.47
Consumer Finance	0.43	0.44
2023 compared to 2022
With a slower housing market and higher mortgage rates, applications fell in 2023. Our decision to optimise the balance sheet given higher funding costs contributed to a reduction in mortgage lending.
In 2023, early and late arrears remained at low levels despite a slight increase across the portfolio.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 113
Credit quality (audited)
Total on-balance sheet exposures at 31 December 2023 comprised £206.7bn of customer loans, loans and advances to banks of £1.2 bn, £12.6bn of sovereign assets measured at amortised cost, £8.5bn of assets measured at FVOCI, and £40.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m
Exposures
On-balance sheet
Retail and Business Banking	160,870	19,150	2,247	182,267
– Mortgages	155,063	18,160	2,016	175,239
– EDB - Credit Cards	2,283	345	46	2,674
– EDB - Other	3,524	645	185	4,354
Consumer Finance	4,870	330	28	5,228
CCB	13,822	3,418	699	17,939
Corporate Centre	64,094	1	1	64,096
Total on-balance sheet	243,656	22,899	2,975	269,530
Off-balance sheet
Retail and Business Banking(1)	21,598	433	59	22,090
– Mortgages(1)	8,189	120	20	8,329
– EDB - Credit Cards	10,295	114	33	10,442
– EDB - Other	3,114	199	6	3,319
Consumer Finance	—	—	—	—
CCB	8,745	547	46	9,338
Corporate Centre	11	—	—	11
Total off-balance sheet(2)	30,354	980	105	31,439
Total exposures	274,010	23,879	3,080	300,969

ECL
On-balance sheet
Retail and Business Banking	57	274	170	501
– Mortgages	22	110	109	241
– EDB - Credit Cards	17	87	26	130
– EDB - Other	18	77	35	130
Consumer Finance	21	30	19	70
CCB	64	118	163	345
Corporate Centre	—	—	—	—
Total on-balance sheet	142	422	352	916
Off-balance sheet
Retail and Business Banking	16	26	1	43
– Mortgages	2	1	—	3
– EDB - Credit Cards	4	6	—	10
– EDB - Other	10	19	1	30
Consumer Finance	—	—	—	—
CCB	12	14	9	35
Corporate Centre	—	—	—	—
Total off-balance sheet	28	40	10	78
Total ECL	170	462	362	994

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail and Business Banking	—	1.4	7.5	0.3
– Mortgages	—	0.6	5.4	0.1
– EDB - Credit Cards	0.8	25.2	57.7	4.9
– EDB - Other	0.5	11.9	18.8	3.0
Consumer Finance	0.4	9.0	68.5	1.3
CCB	0.5	3.5	23.4	1.9
Corporate Centre	—	—	10.0	—
Total on-balance sheet	0.1	1.8	11.8	0.3
Off-balance sheet
Retail and Business Banking	0.1	6.0	2.8	0.2
– Mortgages	—	1.1	0.5	—
– EDB - Credit Cards	—	5.0	1.9	0.1
– EDB - Other	0.3	9.6	18.0	0.9
Consumer Finance	—	—	—	—
CCB	0.1	2.5	20.2	0.4
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	4.1	10.4	0.2
Total coverage	0.1	1.9	11.8	0.3
(1)Off-balance sheet exposures include  £3.3bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31.
(3)ECL as a percentage of the related exposure.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 114
Total on-balance sheet exposures at 31 December 2022 comprised £219.7bn of customer loans, loans and advances to banks of £1.1bn, £7.5bn of sovereign assets measured at amortised cost, £6.0bn of assets measured at FVOCI, and £46.6bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m
Exposures
On-balance sheet
Retail and Business Banking	178,033	14,551	2,077	194,661
– Mortgages	171,733	13,576	1,832	187,141
– EDB - Credit Cards	2,192	329	37	2,558
– EDB - Other	4,108	646	208	4,962
Consumer Finance	5,005	350	29	5,384
CCB	14,507	3,476	535	18,518
Corporate Centre	62,405	3	1	62,409
Total on-balance sheet	259,950	18,380	2,642	280,972
Off-balance sheet
Retail and Business Banking(1)	21,176	490	56	21,722
– Mortgages(1)	7,899	109	21	8,029
– EDB - Credit Cards	10,137	122	29	10,288
– EDB - Other	3,140	259	6	3,405
Consumer Finance	356	—	—	356
CCB	9,331	412	37	9,780
Corporate Centre	—	—	—	—
Total off-balance sheet(2)	30,863	902	93	31,858
Total exposures	290,813	19,282	2,735	312,830

ECL
On-balance sheet
Retail and Business Banking	57	295	152	504
– Mortgages	24	131	95	250
– EDB - Credit Cards	14	85	21	120
– EDB - Other	19	79	36	134
Consumer Finance	19	27	21	67
CCB	69	155	138	362
Corporate Centre	—	—	—	—
Total on-balance sheet	145	477	311	933
Off-balance sheet
Retail and Business Banking	12	28	2	42
– Mortgages	2	1	—	3
– EDB - Credit Cards	3	6	1	10
– EDB - Other	7	21	1	29
Consumer Finance	—	—	—	—
CCB	14	11	7	32
Corporate Centre	—	—	—	—
Total off-balance sheet	26	39	9	74
Total ECL	171	516	320	1,007

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail and Business Banking	—	2.0	7.3	0.3
– Mortgages	—	1.0	5.2	0.1
– EDB - Credit Cards	0.6	25.8	56.8	4.7
– EDB - Other	0.5	12.2	17.3	2.7
Consumer Finance	0.4	7.7	72.4	1.2
CCB	0.5	4.5	25.8	2.0
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	2.6	11.8	0.3
Off-balance sheet
Retail and Business Banking	0.1	5.7	3.6	0.2
– Mortgages	—	0.9	—	—
– EDB - Credit Cards	—	4.9	3.4	0.1
– EDB - Other	0.2	8.1	16.7	0.9
Consumer Finance	—	—	—	—
CCB	0.2	2.7	18.9	0.3
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	4.3	9.7	0.2
Total coverage	0.1	2.7	11.7	0.3
(1)Off-balance sheet exposures include £2.8bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31.
(3)ECL as a percentage of the related exposure.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 115
2023 compared to 2022
The ECL provision at 31 December 2023 decreased by £13m to £994m (2022: £1,007m) largely due to updated economic assumptions.
Gross write-off utilisation of £232m in CCB and unsecured retail (2022: £157m).
Key movements in exposures and ECL in the year by Stage were:
–The reduction in Stage 1 exposures was mainly driven by reduced Mortgage new business due to slowing of the housing market, and customers reducing debt in response to increasing rates. The Stage 1 ECL was broadly flat as reduced Mortgage Stage 1 exposures had little impact on ECL due to their secured nature.
–Stage 2 exposures increased reflecting current economic conditions, but levels of arrears are yet to increase above the long-term average. Stage 2 ECL reduced primarily due to the reduced requirement for mortgages, driven by house prices performing better than expected, and in CCB where expected loss rates improved.
–Stage 3 exposures rose due to the economic environment with increases across all portfolios. ECL increased, driven by CCB and Mortgages.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 116
Stage 2 analysis (audited)
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

2023		PD deterioration	Forbearance(1)	Other	30 DPD	Secured affordability	Unsecured affordability	Mortgage Refinancing	High risk corporate	Total
Retail and Business Banking - Mortgages	Exposure £m	5,877	516	549	560	2,889	—	7,769	—	18,160
	ECL £m	65	2	3	12	9	—	19	—	110
	Coverage %	1.1	0.3	0.7	2.1	0.3	—	0.2	—	0.6
Retail and Business Banking EDB - Credit Cards	Exposure £m	256	—	17	9	—	63	—	—	345
	ECL £m	63	—	5	4	—	15	—	—	87
	Coverage %	24.9	27.7	24.5	47.1	—	23.7	—	—	25.2
Retail and Business Banking EDB - Other	Exposure £m	288	—	19	169	—	169	—	—	645
	ECL £m	36	—	3	18	—	20	—	—	77
	Coverage %	12.3	—	16.2	10.8	—	11.7	—	—	11.9
Consumer Finance	Exposure £m	115	—	126	25	64	—	—	—	330
	ECL £m	10	—	5	11	4	—	—	—	30
	Coverage %	8.7	—	4.0	43.4	6.3	—	—	—	9.0
CCB	Exposure £m	1,809	85	533	93	—	—	—	898	3,418
	ECL £m	75	2	17	2	—	—	—	22	118
	Coverage %	4.1	2.5	3.2	2.4	—	—	—	2.5	3.5
Corporate Centre	Exposure £m	—	—	—	1	—	—	—	—	1
	ECL £m	—	—	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—	—	—
Total Drawn	Exposure £m	8,345	601	1,244	857	2,953	232	7,769	898	22,899
	ECL £m	249	4	33	47	13	35	19	22	422
	Coverage %	3.0	0.7	2.7	5.5	0.4	15.0	0.2	2.5	1.8
Undrawn	ECL £m	28	—	4	3	—	3	—	2	40
Total Reported	Exposure £m	9,160	601	1,436	893	2,889	233	7,769	898	23,879
	ECL £m	277	4	37	50	13	38	19	24	462

2022
Retail and Business Banking - Mortgages	Exposure £m	7,310	449	393	463	4,961	—	n/a	—	13,576
	ECL £m	85	2	7	10	27	—	n/a	—	131
	Coverage %	1.2	0.4	1.8	2.2	0.5	—	n/a	—	1.0
Retail and Business Banking EDB - Credit Cards	Exposure £m	240	—	22	8	—	59	n/a	—	329
	ECL £m	63	—	4	4	—	14	n/a	—	85
	Coverage %	26.3	—	18.2	50.0	—	23.7	n/a	—	25.8
Retail and Business Banking EDB - Other	Exposure £m	303	—	26	178	—	139	n/a	—	646
	ECL £m	42	—	6	14	—	17	n/a	—	79
	Coverage %	13.9	—	23.1	7.9	—	12.2	n/a	—	12.2
Consumer Finance	Exposure £m	159	—	164	27	—	—	n/a	—	350
	ECL £m	12	—	5	10	—	—	n/a	—	27
	Coverage %	7.5	—	3.0	37.0	—	—	n/a	—	7.7
CCB	Exposure £m	1,548	64	684	214	—	—	n/a	966	3,476
	ECL £m	81	4	1	10	—	—	n/a	59	155
	Coverage %	5.2	6.3	0.1	4.7	—	—	n/a	6.1	4.5
Corporate Centre	Exposure £m	—	—	—	3	—	—	n/a	—	3
	ECL £m	—	—	—	—	—	—	n/a	—	—
	Coverage %	—	—	—	—	—	—	n/a	—	—
Total Drawn	Exposure £m	9,560	513	1,289	893	4,961	198	n/a	966	18,380
	ECL £m	283	6	23	48	27	31	n/a	59	477
	Coverage %	3.0	1.2	1.8	5.4	0.5	15.7	n/a	6.1	2.6
Undrawn	ECL £m	19	—	8	6	—	4	n/a	2	39
Total Reported	Exposure £m	10,323	625	1,271	937	4,961	199	n/a	966	19,282
	ECL £m	302	6	31	54	27	35	n/a	61	516
(1)    Where the values of ECL and/or exposures are not nil, but round to nil when presented in £millions, the coverage ratio is still presented in the table.
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 117
The following table analyses our Stage 2 and Stage 3 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date:

	2023			2022
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2
Not in cure period	12,682	360	2.8	13,156	439	3.3
In cure period (for transfer to Stage 1)	11,197	102	0.9	6,126	77	1.3
	23,879	462	1.9	19,282	516	2.7
Stage 3
Not in cure period	2,712	342	12.6	2,421	286	11.8
In cure period (for transfer to Stage 2)	368	20	5.4	314	34	10.8
	3,080	362	11.8	2,735	320	11.7
2023 compared to 2022
The accounts in a cure period at 31 December 2023 increased compared to 31 December 2022 reflecting the increased asset moved to Stage 2 as a result of the
Mortgage refinancing risk JA.
Stage 3 exposures both within a cure period and those not within such a period increased at similar rates in 2023.
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
have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2023	£m	£m	£m	£m	£m
Retail and Business Banking	182,267	501	181,766	22,090	43
–Mortgages(1)	175,239	241	174,998	8,329	3
–EDB - Credit Cards(2)	2,674	130	2,544	10,442	10
–EDB - Other (3)	4,354	130	4,224	3,319	30
Consumer Finance	5,228	70	5,158	—	—
Corporate & Commercial Banking	17,939	345	17,594	9,338	35
Corporate Centre	64,096	—	64,096	11	—
Total exposures presented in Credit Quality tables	269,530	916	268,614	31,439	78
Joint ventures			4,488
Other items			960
Adjusted net carrying amount			274,062
Assets classified at FVTPL			2,074
Non-financial assets(3)			5,947
Total assets per the Consolidated Balance Sheet			282,083

2022
Retail and Business Banking	194,661	504	194,157	21,722	42
–Mortgages(1)	187,141	250	186,891	8,029	3
–EDB - Credit Cards(2)	2,558	120	2,438	10,288	10
–EDB - Other(3)	4,962	134	4,828	3,405	29
Consumer Finance	5,384	67	5,317	356	—
Corporate & Commercial Banking	18,518	362	18,156	9,780	32
Corporate Centre	62,409	—	62,409	—	—
Total exposures presented in Credit Quality tables	280,972	933	280,039	31,858	74
Joint ventures			4,165
Other items			904
Adjusted net carrying amount			285,108
Assets classified at FVTPL			2,873
Non-financial assets(3)			4,262
Total assets per the Consolidated Balance Sheet			292,243
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgages products.
(2)Off-balance sheet exposures include credit cards.
(3)Non-financial assets include £630m (2022: £2,654m) of Macro hedge of interest rate risk.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 118
Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	290,813	171	19,282	516	2,735	320	312,830	1,007
Transfers from Stage 1 to Stage 2(3)	(13,160)	(9)	13,160	9	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	5,974	111	(5,974)	(111)	—	—	—	—
Transfers to Stage 3(3)	(600)	(6)	(924)	(38)	1,524	44	—	—
Transfers from Stage 3(3)	28	1	306	15	(334)	(16)	—	—
Transfers of financial instruments	(7,758)	97	6,568	(125)	1,190	28	—	—
Net ECL remeasurement on stage transfer(4)	—	(111)	—	145	—	130	—	164
Change in economic scenarios(2)	—	29	—	(33)	—	9	—	5
New lending and assets purchased(5)	25,306	28	562	45	59	20	25,927	93
Redemptions, repayments and assets sold(7)	(34,246)	(35)	(3,030)	(53)	(886)	(46)	(38,162)	(134)
Changes in risk parameters and other movements(6)	(105)	(9)	497	(33)	394	133	786	91
Assets written off(7)	—	—	—	—	(412)	(232)	(412)	(232)
At 31 December 2023	274,010	170	23,879	462	3,080	362	300,969	994
Net movement in the period	(16,803)	(1)	4,597	(54)	345	42	(11,861)	(13)

ECL (release)/charge to the Income Statement		(1)		(54)		274		219
Less: Discount unwind		—		—		(21)		(21)
Less: Recoveries net of collection costs		—		—		8		8
Total ECL (release)/charge to the Income Statement		(1)		(54)		261		206

At 1 January 2022	298,285	133	18,013	330	3,021	403	319,319	866
Transfers from Stage 1 to Stage 2(3)	(9,100)	(25)	9,100	25	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	7,207	133	(7,207)	(133)	—	—	—	—
Transfers to Stage 3(3)	(621)	(4)	(624)	(32)	1,245	36	—	—
Transfers from Stage 3(3)	10	1	758	150	(768)	(151)	—	—
Transfers of financial instruments	(2,504)	105	2,027	10	477	(115)	—	—
Net ECL remeasurement on stage transfer(4)	—	(110)	—	98	—	110	—	98
Change in economic scenarios(2)	—	37	—	123	—	3	—	163
New lending and assets purchased(5)	48,194	42	1,119	76	64	24	49,377	142
Redemptions, repayments and assets sold(7)	(55,332)	(35)	(2,065)	(60)	(950)	(35)	(58,347)	(130)
Changes in risk parameters and other movements(6)	2,170	(1)	188	(61)	377	87	2,735	25
Assets written off (7)	—	—	—	—	(254)	(157)	(254)	(157)
At 31 December 2022	290,813	171	19,282	516	2,735	320	312,830	1,007
Net movement in the period	(7,472)	38	1,269	186	(286)	(83)	(6,489)	141

ECL charge/(release) to the Income Statement		38		186		74		298
Less: Discount unwind		—		—		(13)		(13)
Less: Recoveries net of collection costs		—		—		36		36
Total ECL charge/(release) to the Income Statement		38		186		97		321
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
(6)Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 119
COUNTRY RISK EXPOSURES (audited)
We manage our country risk exposure under our global limits framework. We set our Risk Appetite for each country, considering factors that may affect its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we need to.
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
balances with other Banco Santander group members. We show them separately in the section that immediately follows.

	2023						2022
		Financial institutions						Financial institutions
	Government s	Banks(1)	Other	Retail	Corporat e	Total(2)	Governments	Banks(1)	Other	Retail	Corporat e	Total(2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Eurozone
Ireland	—	—	3.1	—	0.1	3.2	—	—	2.3	—	0.1	2.4
Spain	—	—	—	—	—	—	—	—	—	—	—	—
France	0.1	1.7	0.8	—	—	2.6	0.1	0.8	0.5	—	—	1.4
Germany	—	0.2	0.3	—	—	0.5	—	0.3	—	—	0.1	0.4
Luxembourg	—	—	0.5	—	0.1	0.6	—	—	—	—	—	—
Other(3)	0.3	0.7	—	—	—	1.0	0.3	0.5	—	—	—	0.8
	0.4	2.6	4.7	—	0.2	7.9	0.4	1.6	2.8	—	0.2	5.0
Other countries
UK	40.8	1.7	7.2	208.4	25.0	283.1	46.6	1.8	6.2	220.2	26.8	301.6
US	—	0.7	—	—	—	0.7	0.1	1.0	—	—	—	1.1
Japan	2.0	0.9	—	—	—	2.9	1.1	0.3	—	—	—	1.4
Switzerland	2.1	—	—	—	—	2.1	1.2	—	—	—	—	1.2
Other	0.1	1.2	0.2	1.3	0.7	3.5	0.1	0.8	0.2	1.3	0.5	2.9
	45.0	4.5	7.4	209.7	25.7	292.3	49.1	3.9	6.4	221.5	27.3	308.2
Total	45.4	7.1	12.1	209.7	25.9	300.2	49.5	5.5	9.2	221.5	27.5	313.2
(1)Excludes balances with central banks.
(2)Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets.
(3)Includes The Netherlands £0.3bn (2022: £0.1bn), Belgium £0.5bn (2022: £0.6bn), and Finland £0.1bn (2022: £0.1bn).
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
transactions with third parties, and in a way that manages the credit risk within limits acceptable to the Board and the PRA.
At 31 December 2023 and 31 December 2022, we had gross balances with other Banco Santander group members as follows:

	2023				2022
	Financial institutions				Financial institutions
	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	0.9	—	—	0.9	1.4	—	—	1.4
UK	—	4.5	—	4.5	—	4.2	—	4.2
	0.9	4.5	—	5.4	1.4	4.2	—	5.6
Liabilities
Spain	2.3	0.1	—	2.4	1.7	0.1	—	1.8
UK	—	0.9	—	0.9	—	1.2	—	1.2
	2.3	1.0	—	3.3	1.7	1.3	—	3.0

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 120
RETAIL AND BUSINESS BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail and Business Banking in separate sections below for Mortgages, our largest portfolio, and our Everyday Banking portfolio.
RETAIL AND BUSINESS BANKING: MORTGAGES – CREDIT RISK REVIEW
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small number of loans in the Isle of Man and Jersey.
Borrower profile (audited)

	Stock				New business
	2023		2022		2023		2022
	£m	%	£m	%	£m	%	£m	%
Home movers(1)	73,075	42	77,708	41	5,009	41	12,221	36
Remortgagers(2)	49,084	28	53,936	29	3,901	32	10,644	31
First-time buyers	37,495	21	38,698	21	3,015	25	8,129	24
Buy-to-let	15,585	9	16,799	9	239	2	3,133	9
	175,239	100	187,141	100	12,164	100	34,127	100
(1)'Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
(2)'Remortgagers’ are new customers who are taking a new mortgage with us.
As well as the new business in the table above, there were £31.9bn (2022: £25.3bn) of remortgages where we moved our customers with maturing mortgages onto new ones. We also provided £0.8bn (2022: £1.2bn) of further advances and flexible mortgage drawdowns. 77% (2022: 81%) of customers with a maturing mortgage were retained, which applied to mortgages four months post maturity, based on a 12-month average of retention rates to September 2023 and
December 2022 respectively.
2023 compared to 2022
In 2023, mortgage asset stock decreased across all sectors, with the stock borrower profile unchanged. Our new business also decreased, particularly in the Buy-
to-Let sector reflecting market conditions where landlords' appetite to expand their portfolios reduced. In 2023, we helped first-time buyers buy their new home with £3.0bn of gross lending (2022: £8.1bn).
Interest rate profile (audited)
The interest rate profile of our maturing mortgage asset stock was:

	2023		2022
	£m	%	£m	%
Fixed rate	155,363	89	166,281	89
Of which maturing:
–< 12 months	38,419	22	39,123	21
–Later than 1 year but no later than 3 years	66,451	38	39,056	21
–Later than 3 years but no later than 4 years	34,925	20	24,584	13
–Later than 4 years but no later than 5 years	11,126	6	25,290	14
–Later than 5 years	4,442	3	38,228	20
Variable rate	13,923	8	12,511	7
Standard Variable Rate (SVR)	3,942	2	5,682	3
Follow on Rate (FoR)	2,011	1	2,667	1
	175,239	100	187,141	100
2023 compared to 2022
In 2023, we continued to see customers refinance from reversion to fixed rate products influenced by rapid increases in interest rates, with a slight increase in demand for variable rate products tracking the Bank of England base rate. We also saw more customers choosing shorter-term fixed rate products in 2023.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 121
Geographical distribution (audited)
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business
	2023	2022	2023	2022
Region	£bn	£bn	£bn	£bn
London	44.6	47.8	2.9	8.3
Midlands and East Anglia	24.6	26.0	1.8	5.3
North	23.2	24.8	1.7	4.7
Northern Ireland	2.6	2.9	0.1	0.3
Scotland	6.4	6.8	0.6	1.2
South East excluding London	55.6	59.3	3.8	10.6
South West, Wales and other	18.2	19.5	1.3	3.7
	175.2	187.1	12.2	34.1
2023 compared to 2022
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-
to-income multiple of mortgage lending in the year, based on average earnings of new business at inception, was 2.98 (2022: 3.35).
Mortgage loan size (audited)
The split of our mortgage asset by size was:

Mortgage loan size	2023	2022
>£1.0m	2%	2%
£0.5m to £1.0m	10%	10%
£0.25m to £0.5m	31%	31%
<£0.25m	57%	57%
Average loan size (stock) (1)	£188k	£184k
Average loan size (new business)	£228k	£237k
(1) Average initial advance of existing stock.
Loan-to-value analysis (audited)
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business.
We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	2023					2022
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	79,949	31	1,110	12	2,616	88,841	37	1,116	14	4,890
>50-60%	33,402	24	348	10	1,604	36,356	29	284	11	4,014
>60-70%	31,261	40	248	16	1,977	34,350	50	197	16	6,104
>70-80%	18,847	50	139	20	2,736	17,977	46	110	15	10,094
>80-90%	8,917	35	67	15	2,318	7,369	29	42	9	6,002
>90-100%	2,418	20	39	11	900	1,876	17	32	9	2,999
>100%	445	44	65	25	13	372	45	52	21	24
	175,239	244	2,016	109	12,164	187,141	253	1,833	95	34,127
Collateral value (1)	175,182		2,005		12,164	187,093		1,824		34,126

	%		%		%	%		%		%
Average LTV - Balance weighted(2)	51		49		66	50		47		69
(1)Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £389m (2022: £323m).
(2)Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) +  ...) /(Loan 1 balance + Loan 2 balance+...).
The balance weighted average LTV of new business in the period in London was 65% (2022: 66%). £45bn of new business and internal transfers were re-priced in 2023 and a further £39bn will reach the end of the incentive period by the end of 2024. Arrears from recent internal transfers remain low, with less than 1% of customers entering arrears within 12 months. 85% of lending is prime UK retail mortgages with an average new loan size of £228k (2022: £237k). Unsecured retail constitutes 3% of lending.
2023 compared to 2022
There were no significant changes in collateral quality in 2023. Despite economic pressures, balance weighted average LTVs of stock were broadly flat over the period. Balance weighted average LTVs of new business reduced in 2023 driven by proportionally more lending at LTV<=60%. We monitor the profile of new lending and take action as needed to ensure the LTV mix of completions is in line with our risk appetite.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 122
Credit performance (audited)

	2023	2022
	£m	£m
Mortgage loans and advances to customers	175,239	187,141
of which:
– Stage 1	155,063	171,733
– Stage 2	18,160	13,576
– Stage 3	2,016	1,832
Loss allowances(1)	244	253

	%	%
Stage 1 ratio(2)	88.49	91.76
Stage 2 ratio(2)	10.36	7.25
Stage 3 ratio	1.16	0.99
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 119 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	179,632	26	13,685	132	1,853	95	195,170	253
Transfers from Stage 1 to Stage 2(3)	(11,006)	(3)	11,006	3	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,838	30	(4,838)	(30)	—	—	—	—
Transfers to Stage 3(3)	(337)	(3)	(570)	(15)	907	18	—	—
Transfers from Stage 3(3)	14	—	279	9	(293)	(9)	—	—
Transfers of financial instruments	(6,491)	24	5,877	(33)	614	9	—	—
Net ECL remeasurement on stage transfer(4)	—	(28)	—	40	—	22	—	34
Change in economic scenarios(2)	—	—	—	(2)	—	3	—	1
New lending and assets purchased(5)	12,957	4	154	3	5	1	13,116	8
Redemptions, repayments and assets sold(7)	(23,522)	(6)	(1,765)	(12)	(417)	(14)	(25,704)	(32)
Changes in risk parameters and other movements(6)	676	4	329	(17)	35	4	1,040	(9)
Assets written off (7)	—	—	—	—	(54)	(11)	(54)	(11)
At 31 December 2023	163,252	24	18,280	111	2,036	109	183,568	244
Net movement in the period	(16,380)	(2)	4,595	(21)	183	14	(11,602)	(9)

ECL (release)/charge to the Income Statement		(2)		(21)		25		2
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		29		29
Total ECL (release)/charge to the Income Statement		(2)		(21)		51		28

At 1 January 2022	180,232	14	11,199	88	1,816	89	193,247	191
Transfers from Stage 1 to Stage 2(3)	(5,833)	(1)	5,833	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,961	16	(2,961)	(16)	—	—	—	—
Transfers to Stage 3(3)	(278)	(2)	(448)	(11)	726	13	—	—
Transfers from Stage 3(3)	3	—	280	9	(283)	(9)	—	—
Transfers of financial instruments	(3,147)	13	2,704	(17)	443	4	—	—
Net ECL remeasurement on stage transfer(4)	—	(15)	—	40	—	8	—	33
Change in economic scenarios(2)	—	1	—	21	—	2	—	24
New lending and assets purchased(5)	35,028	7	529	11	1	—	35,558	18
Redemptions, repayments and assets sold(7)	(32,565)	(3)	(1,229)	(11)	(415)	(12)	(34,209)	(26)
Changes in risk parameters and other movements(6)	84	9	482	—	18	7	584	16
Assets written off(7)	—	—	—	—	(10)	(3)	(10)	(3)
At 31 December 2022	179,632	26	13,685	132	1,853	95	195,170	253
Net movement in the period	(600)	12	2,486	44	37	6	1,923	62

ECL charge/(release) to the Income Statement		12		44		9		65
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		12		44		6		62

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 123
Loan modifications (audited)
Forbearance(1)
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2023	2022
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	351	317
–Net modification loss	5	7
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	79	91
The balances at 31 December 2023 and 31 December 2022, analysed by their staging at the period-end and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Total	Loss allowances
2023	£m	£m	£m	£m	£m	£m
Stage 2	327	388	212	11	938	8
Stage 3	285	150	64	172	671	30
	612	538	276	183	1,609	38
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	0.9%

2022
Stage 2	311	320	240	6	877	11
Stage 3	299	140	65	190	694	31
	610	460	305	196	1,571	42
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	0.9%
(1)We base forbearance type on the first forbearance on the accounts.
At 31 December 2023, the proportion of the mortgage portfolio in forbearance remained flat at 0.9% (2022: 0.9%) and the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments was 81% (2022: 85%). The weighted average LTV of all accounts in forbearance was 44% (2022: 43%) compared to the weighted average portfolio LTV of 51% (2022: 50%)
At 31 December 2023, the carrying value of mortgages classified as multiple forbearance decreased to £121m (2022: £152m).
Other loan modifications
Santander UK supports the Mortgage Charter which was published in July 2023. There were no modification gains or losses arising from the Charter.
We have made additional customer support solutions available since then, allowing customers who are up-to-date with their payments to make interest-only payments for six months or extend their mortgage term to reduce their monthly payments. The following table provides information on such loan modifications.

	2023		2022
	Term extension	Interest-only	Term extension	Interest-only
	£m	£m	£m	£m
Stage 1	122	1,186	n/a	n/a
Stage 2	31	510	n/a	n/a
Stage 3	2	18	n/a	n/a
	155	1,714	n/a	n/a
At 31 December 2023, there were £1.6bn (2022: £1.9bn) of other mortgages on the balance sheet that we had modified since January 2008. At 31 December
2023, the average LTV was 24% (2022: 24%), and 93% (2022: 94%) of accounts had made their last six months’ contractual payments. The proportion of accounts that were 90 days or more in arrears was 1.71% (2022: 1.53%).
There were no other loan modifications made in 2023 and 2022.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 124
RETAIL AND BUSINESS BANKING: MORTGAGES – PORTFOLIOS OF
PARTICULAR INTEREST
Introduction
We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans
With an interest-only mortgage, the customer pays interest every month, but the principal is only repaid at the end of the mortgage term. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage.
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

Part interest-only, part repayment loans
Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part. This means these loans have a higher credit risk as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this risk. We also make sure the customer has a plausible repayment plan before we lend to them and stays on track for the loan term.
We mitigate the risk from these loans in similar ways to those used for interest-only mortgages. The maximum LTV for new loans is
85%. For most applicants, up to 50% of that can be interest-only. For high net worth customers, it can be up to 75%.  When a customer plans to repay the interest-only element of their mortgage by selling the property, we require a minimum equity buffer of
£250k. We manage communications and extension options in similar ways to those used for interest-only mortgages.

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
Where the mortgage balance is more than the property is now worth, we cannot recover the full value of the loan by repossessing and selling the property. This means there is a higher credit risk on these loans, so we monitor them as part of our assessment of ongoing portfolio performance. We design new account LTV maximums to mitigate an increase in accounts with an LTV >100%.

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

Climate change
The value of property collateral for mortgages might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk or changing environmental performance standards for property. In 2023 we reviewed the proportion of mortgage loans subject to flood and subsidence risk and concluded that the risk was not material. The terms of our mortgage lending require homeowners to buy suitable insurance which transfers the majority of the risk to asset valuations to third party insurers.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 125
Credit performance (audited)

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest- only, part repayment (2)	Flexible	LTV >100%	Buy-to-let	Other portfolio
2023	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	175,239	39,104	12,788	5,418	445	15,585	120,878
–Stage 1	155,063	32,244	11,077	4,420	276	13,887	109,509
–Stage 2	18,160	5,874	1,472	744	104	1,647	10,618
–Stage 3	2,016	986	239	254	65	51	751
Stage 3 ratio	1.16%	2.54%	1.88%	5.01%	14.54%	0.33%	0.62%
Properties in possession	23	12	3	2	5	1	8
Balance weighted LTV (indexed)	51%	48%	51%	37%	116%	60%	53%

2022
Mortgage portfolio	187,141	41,098	13,759	6,765	372	16,799	129,299
–Stage 1	171,733	35,957	12,380	5,713	218	15,884	120,683
–Stage 2	13,576	4,265	1,161	839	102	876	7,916
–Stage 3	1,832	876	218	213	52	39	700
Stage 3 ratio	0.99%	2.15%	1.60%	3.45%	13.91%	0.23%	0.54%
Properties in possession	47	18	8	3	7	1	16
Balance weighted LTV (indexed)	50%	47%	49%	36%	117%	58%	52%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £9,684m (2022: £10,192m) and the non-interest-only part of the loan.
2023 compared to 2022
In 2023, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans was broadly stable at 32.7% (2022: 32.9%).
BTL mortgage balances decreased £1.2bn to £15.6bn (2022: £16.8bn) driven by our strategy to deleverage our mortgage portfolio and changes in the market dynamic. In 2023, the balance weighted average LTV of mortgage total new BTL lending was 58% (2022: 67%).
Forbearance(1)  (audited)
The balances at 31 December 2023 and 31 December 2022 were:

	Interest-only(2)	Flexible	LTV >100%	Buy-to-Let
2023	£m	£m	£m	£m
Total	368	74	12	23
–Stage 2	219	55	3	16
–Stage 3	149	19	9	7

2022
Total	292	36	10	15
–Stage 2	112	19	1	11
–Stage 3	180	17	9	4
(1)Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)Comprises full interest-only loans and part interest-only, part repayment loans.
2023 compared to 2022
Forbearance levels increased slightly although were lower than expected in 2023, with customers having the option to move to a temporary interest-only conversion under the Mortgage Charter.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 126
RETAIL AND BUSINESS BANKING: EVERYDAY BANKING – CREDIT RISK REVIEW
Credit performance (audited)

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2023	£m	£m	£m	£m	£m	£m
Loans and advances to customers	1,819	2,064	2,674	471	5,209	7,028
of which:
–Stage 1	1,574	1,743	2,283	207	4,233	5,807
–Stage 2	115	294	345	236	875	990
–Stage 3	130	27	46	28	101	231
Loss allowances(1)	16	66	140	78	284	300
Stage 3 undrawn exposures	2				37	39
Stage 3 ratio	7.25%				2.65%	3.83%
Gross write-offs (12 months)	11				119	130

2022
Loans and advances to customers	2,519	1,982	2,558	461	5,001	7,520
of which:
–Stage 1	2,223	1,730	2,192	155	4,077	6,300
–Stage 2	133	231	329	282	842	975
–Stage 3	163	21	37	24	82	245
Loss allowances(1)	19	62	130	82	274	293
Stage 3 undrawn exposures	3				32	35
Stage 3 ratio	6.58%				2.27%	3.71%
Gross write-offs (12 months)	11				99	110
(1)The ECL allowance is for both on and off–balance sheet exposures.
2023 compared to 2022
Business Banking balances were lower, mainly due to reductions in the Bounce Back Loans (BBL) portfolio. Stage 3 assets reduced, although this had a minimal impact on write-offs as the reduction in assets was mainly due to the BBLs where the 100% government guarantee was claimed. Stage 2 and 3 unsecured assets and write-offs increased reflecting the current economic environment. However, these rates are yet to exceed long run averages. 55% (2022: 55%) of credit card customers repay their balance in full each month and UPL average customer balances remained unchanged at £6,000.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 127
Loan modifications (audited)
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	Business banking	Credit cards	Overdrafts	Total
2023	£m	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	13	8	21
–Net modification loss	—	14	6	20
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	2	1	3

2022
Financial assets modified in the period:
–Amortised cost before modification	—	7	7	14
–Net modification loss	—	7	6	13
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	3	1	4
The balances at 31 December 2023 and 31 December 2022 were:

		Other unsecured
	Business banking	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2023	£m	£m	£m	£m	£m	£m
Total	3	1	47	19	67	70
–Stage 2	—	1	5	2	8	8
–Stage 3	3	—	42	17	59	62

2022
Total	3	1	34	16	51	54
–Stage 2	—	1	6	2	9	9
–Stage 3	3	—	28	14	42	45
Other loan modifications
There were no other loan modifications made in 2023 and 2022.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 128
CONSUMER FINANCE – CREDIT RISK REVIEW
Credit performance (audited)

	2023	2022
	£m	£m
Loans and advances to customers	5,228	5,384
of which:
–Stage 1	4,870	5,005
–Stage 2	330	350
–Stage 3	28	29
Loss allowances(1)	70	67
Stage 3 ratio	0.53%	0.54%
Gross write-offs	23	19
(1)The ECL allowance is for both on and off–balance sheet exposures.
2023 compared to 2022
In 2023, we maintained our prudent Consumer (auto) finance underwriting criteria. The product mix was broadly unchanged, with wholesale balances increasing slightly.
At 31 December 2023, Consumer (auto) finance gross lending (new business) was £2,055m (2022: £2,519m). Wholesale loans (Stock finance) to car dealerships at 31 December 2023 were approximately 9.9% (2022: 10.1%) of the Consumer loan book. At 31 December 2023, the average Consumer (auto) finance loan size was £17,308 (2022: £17,256).
The risk profile was stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.
Loan modifications (audited)
Forbearance
There were no accounts in forbearance at 31 December 2023 and 31 December 2022.
Other loan modifications
There were no other loan modifications made in 2023 and 2022.
The gross carrying amount of financial assets for which the ECL allowance changed to a 12-month measurement at 31 December 2023 was £30m (2022: £95m).

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 129
CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 119 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	23,838	83	3,888	166	572	145	28,298	394
Transfers from Stage 1 to Stage 2(3)	(1,376)	(1)	1,376	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	512	10	(512)	(10)	—	—	—	—
Transfers to Stage 3(3)	(118)	(3)	(258)	(8)	376	11	—	—
Transfers from Stage 3(3)	1	—	9	1	(10)	(1)	—	—
Transfers of financial instruments	(981)	6	615	(16)	366	10	—	—
Net ECL remeasurement on stage transfer(4)	—	(16)	—	29	—	64	—	77
Change in economic scenarios(2)	—	30	—	(30)	—	6	—	6
New lending and assets purchased(5)	7,257	5	132	6	38	10	7,427	21
Redemptions, repayments and assets sold(7)	(6,713)	(13)	(869)	(10)	(193)	(23)	(7,775)	(46)
Changes in risk parameters and other movements(6)	(834)	(19)	199	(13)	137	28	(498)	(4)
Assets written off (7)	—	—	—	—	(175)	(68)	(175)	(68)
At 31 December 2023	22,567	76	3,965	132	745	172	27,277	380
Net movement in the period	(1,271)	(7)	77	(34)	173	27	(1,021)	(14)

ECL (release)/charge to the Income Statement		(7)		(34)		95		54
Less: Discount unwind		—		—		(9)		(9)
Less: Recoveries net of collection costs		—		—		(5)		(5)
Total ECL (release)/charge to the Income Statement		(7)		(34)		81		40

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	20,604	50	5,914	127	827	248	27,345	425
Transfers from Stage 1 to Stage 2(3)	(2,195)	(14)	2,195	14	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,023	92	(4,023)	(92)	—	—	—	—
Transfers to Stage 3(3)	(172)	(1)	(111)	(13)	283	14	—	—
Transfers from Stage 3(3)	—	—	463	135	(463)	(135)	—	—
Transfers of financial instruments	1,656	77	(1,476)	44	(180)	(121)	—	—
Net ECL remeasurement on stage transfer(4)	—	(72)	—	(41)	—	61	—	(52)
Change in economic scenarios(2)	—	38	—	76	—	—	—	114
New lending and assets purchased(5)	8,629	16	228	19	43	12	8,900	47
Redemptions, repayments and assets sold(7)	(9,019)	(15)	(584)	(32)	(53)	(17)	(9,656)	(64)
Changes in risk parameters and other movements(6)	1,968	(11)	(194)	(27)	21	(14)	1,795	(52)
Assets written off (7)	—	—	—	—	(86)	(24)	(86)	(24)
At 31 December 2022	23,838	83	3,888	166	572	145	28,298	394
Net movement in the period	3,234	33	(2,026)	39	(255)	(103)	953	(31)

ECL charge/(release) to the Income Statement		33		39		(79)		(7)
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		42		42
Total ECL charge/(release) to the Income Statement		33		39		(40)		32

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 130
Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances. The derivative and other treasury product exposures (classified under 'Financial Institutions') are also typically lower than the asset balances, because we show our overall risk exposure which takes into account our procedures to mitigate credit risk including netting. The balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.
Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio.
On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	166	911	2,970	3,497	3,575	1,439	118	12,676
Commercial Real Estate	—	—	360	1,684	2,132	972	209	1	5,358
Social Housing	43	3,032	4,881	—	—	—	—	—	7,956
	43	3,198	6,152	4,654	5,629	4,547	1,648	119	25,990
Of which:
Stage 1	43	3,130	6,152	4,618	4,715	2,363	141	118	21,280
Stage 2	—	68	—	36	914	2,184	762	1	3,965
Stage 3	—	—	—	—	—	—	745	—	745

2022
SME and mid corporate	—	336	923	2,341	3,299	5,327	1,791	106	14,123
Commercial Real Estate	—	2	111	2,044	2,128	936	185	1	5,407
Social Housing	44	4,028	3,956	6	—	—	—	1	8,035
	44	4,366	4,990	4,391	5,427	6,263	1,976	108	27,565
Of which:
Stage 1	39	4,364	4,944	4,202	4,773	4,289	386	108	23,105
Stage 2	5	2	46	189	654	1,974	1,018	—	3,888
Stage 3	—	—	—	—	—	—	572	—	572
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
2023 compared to 2022
In 2023, committed exposure reduced by 5.7%, driven by reductions in the SME and mid corporate portfolios, which was down by 10.2%. The rating distribution saw an improvement in the SME and mid corporate portfolios, with Commercial Real Estate broadly stable.
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead. At 31 December 2023 and 31 December 2022 this is mainly focused in the UK.
Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2023	£m	£m	£m
SME and mid corporate	627	190	437
Commercial Real Estate	118	28	90
	745	218	527

2022
SME and mid corporate	513	169	344
Commercial Real Estate	59	30	29
	572	199	373

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 131
Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2023 and 31 December 2022.

2023	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
SME and mid corporate	10,140	462	1,447	627	12,676	341
Commercial Real Estate	4,734	10	496	118	5,358	39
Social Housing	7,752	—	204	—	7,956	—
	22,626	472	2,147	745	25,990	380

2022
SME and mid corporate	11,796	431	1,383	513	14,123	355
Commercial Real Estate	4,765	103	480	59	5,407	38
Social Housing	7,979	46	10	—	8,035	1
	24,540	580	1,873	572	27,565	394
(1)Includes committed facilities and derivatives.
2023 compared to 2022
In 2023, Watchlist exposures increased, however the overall quality improved with reductions seen in Enhanced Monitoring of 18.6%. An increase in Proactive
Management of 14.6% was driven by a small number of larger exposures in Social Housing which have been downgraded to Proactive Management following concerns raised by the Social Housing regulators rather than credit concerns.
Loan modifications (audited)
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2023	2022
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	189	240
–Net modification loss	10	8
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	27	15
We only make forbearance arrangements for lending to customers. The balances at 31 December 2023 and 31 December 2022, analysed by their staging at the period–end and the forbearance we applied, were:

	2023	2022
	£m	£m
Stock(1)
–Term extension	113	98
–Interest-only	215	238
–Other payment rescheduling	264	219
	592	555
Of which:
–Stage 1	2	17
–Stage 2	159	173
–Stage 3	431	365
	592	555
Proportion of portfolio	2.3%	2.0%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 132
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
In order to track and measure how our current lending activities contribute towards the reliance of fossil fuels we maintain portfolio tracking of fossil fuel exposures.
We classify lending as a fossil fuel exposure if the counterparty engaged in any of the following activities:
–Oil & Gas: production and treatment including refining, transportation, storage and wholesale distribution
–Mining & Extraction: any coal mining or extraction activities
–Power Generation: clients for who coal-fired generation represents more than 10% of revenues on a consolidated basis.
At 31 December 2023, we had limited exposure to such counterparties, with these activities making up 0.3% of our Corporate and Commercial Banking lending to non-financial corporates. On an individually assessed basis, clients in these industries were highly rated and their markets remained highly liquid. We will continue to monitor, disclose and reduce lending which contributes to ongoing fossil fuel use.
Commercial Real Estate
Credit performance
The table below shows the main CRE credit performance metrics at 31 December 2023 and 31 December 2022.

	Customer loans	Stage 3	Stage 3 Ratio	Gross write–offs	Total loss allowance
	£m	£m	%	£m	£m
2023	4,691	118	2.52	—	39
2022	4,822	58	1.20	—	38
LTV analysis
The table below shows the LTV distribution for our CRE total stock and Stage 3 stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2023 and 31 December 2022.

	2023				2022
	Stock		Stage 3		Stock		Stage 3
	Total	ECL	Total	ECL	Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	2,665	12	22	2	2,818	15	14	1
>50-70%	1,539	13	59	8	1,416	7	2	—
>70-100%	87	7	16	6	137	4	15	3
> 100%	13	2	7	2	67	—	1	—
Total with collateral	4,304	34	104	18	4,438	26	32	4
With no collateral	387	5	14	3	359	12	26	7
Development loans	—	—	—	—	25	—	—	—
	4,691	39	118	21	4,822	38	58	11

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 133
Refinancing risk
At 31 December 2023, CRE loans of £979m (2022: £964m) were due to mature within 12 months. Of these, £26m or 2.6% (2022: £17m or 1.8%) had an LTV ratio higher than is acceptable under our current credit policy, £21m of which were reported as Stage 3 (2022: £7m).
Sector analysis

Sector	2023		2022
	£m	%	£m	%
Office	1,067	23	1,267	26
Retail	593	13	635	13
Industrial	733	15	749	16
Residential	788	17	853	18
Mixed use	611	13	641	13
Student accommodation	130	3	81	2
Hotels and leisure	193	4	212	4
Other (1)	576	12	384	8
	4,691	100	4,822	100
(1)Mainly unsecured real estate and health related sectors.
2023 compared to 2022
The CRE portfolio remains well diversified across sectors, with no significant regional or single name concentration. The LTV profile of the portfolio remained conservative with £4,204m and 98% (2022: £4,234 and 95%) at or below 70% LTV. Almost two thirds of the CRE portfolio has an LTV below 50%.
In 2023, we maintained a prudent lending approach with 100% of new business (2022: >99%) written at or below 60% LTV. The weighted average LTV of the portfolio was 43% (2022: 46%).
Drawn facilities subject to enhanced monitoring decreased by 90% to £10m (2022: £102m). Drawn facilities subject to proactive management increased by 4.2%
to £493m (2022: £473m). Stage 3 exposures increased due to the reclassification to non-performing loans of a single case in the office sector.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 134
CORPORATE CENTRE – CREDIT RISK REVIEW
Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. derivatives.
Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio.
On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	48,338	1,895	—	—	—	—	—	—	50,233
Structured Products	170	1,470	787	—	—	—	—	—	2,427
Financial Institutions	1,262	667	436	7	—	—	—	—	2,372
Crown Dependencies	—	—	—	—	—	—	—	1,256	1,256
	49,770	4,032	1,223	7	—	—	—	1,256	56,288
Of which:
Stage 1	49,770	4,032	1,223	7	—	—	—	1,254	56,286
Stage 2	—	—	—	—	—	—	—	1	1
Stage 3	—	—	—	—	—	—	—	1	1

2022
Sovereign and Supranational	53,910	1,077	—	—	—	—	—	—	54,987
Structured Products	136	1,162	875	—	—	—	—	—	2,173
Financial Institutions	1,191	676	635	26	—	—	—	—	2,528
Crown Dependencies	—	—	—	—	—	—	—	1,141	1,141
	55,237	2,915	1,510	26	—	—	—	1,141	60,829
Of which:
Stage 1	55,237	2,915	1,510	26	—	—	—	1,137	60,825
Stage 2	—	—	—	—	—	—	—	3	3
Stage 3	—	—	—	—	—	—	—	1	1
(1)Smaller exposures mainly in the commercial mortgage portfolio, and Crown Dependencies residential mortgages portfolio. We use scorecards for them, instead of a rating model.
2023 compared to 2022
Committed exposures reduced by 7.5% mainly driven by UK Sovereign and Supranational exposures, as part of normal liquid asset portfolio management, which reduced by 8.6%. The portfolio profile remained short-term, reflecting the purpose of the holdings.
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2023					2022
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	45,367	2,062	—	2,804	50,233	50,806	1,886	83	2,212	54,987
Structured Products	1,430	243	—	754	2,427	1,379	422	4	368	2,173
Financial Institutions	892	1,004	282	194	2,372	1,075	1,036	230	187	2,528
Crown Dependencies	—	—	—	1,256	1,256	—	—	—	1,141	1,141
	47,689	3,309	282	5,008	56,288	53,260	3,344	317	3,908	60,829
Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. In Corporate Centre, committed exposures were all fully performing at 31 December 2023 and 31 December 2022.
Loan modifications (audited)
There were no loan modifications made in 2023 and 2022.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 135
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
Key metrics LCR of 162% (2022: 163%) NSFR of 138% (2022: 137%) Wholesale funding with maturity <1 year £11.9bn (2022: £11.0bn) LCR eligible liquidity pool of £50.9bn (2022: £49.0bn)
OUR KEY LIQUIDITY RISKS (audited)
Through our Liquidity Risk Appetite (LRA) framework, we manage our funding or structural contingent and market liquidity risks wherever they arise. This can be in retail and corporate deposit outflows, wholesale secured and unsecured liquidity outflows and off-balance sheet activities. Other risks our framework covers include funding concentrations, intra-day cash flows, intra-group commitments and support, franchise retention and cross currency risk.
Our main sources of liquidity
Customer deposits finance most of our customer lending. Although these funds are mostly callable, in practice they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.
We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates, pensions and investment funds. We access the wholesale funding markets through the issuance of capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 26 and 27 in the Consolidated
Financial Statements.
We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. In addition, we have access to UK
Government funding schemes. We comply with rules set by the PRA, other regulators, and Banco Santander standards. While we manage, consolidate and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from.
Our main uses of liquidity
Our main uses of liquidity are to fund our lending in Retail and Business Banking, Consumer Finance and Corporate & Commercial Banking, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance. We also use liquidity to pay for business combinations.
LIQUIDITY RISK MANAGEMENT
Introduction
We manage liquidity risk on a consolidated basis in our CFO division, which is our centralised function for managing funding, liquidity and capital. We created our governance, oversight and control frameworks, and our LRA, on the same consolidated basis.
We also monitor and manage liquidity risk for the Santander UK plc group and SFS separately. Under this model, and the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows them to collectively meet regulatory requirements to manage liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 136
Risk measurement
We use a number of metrics to manage liquidity risk. These include metrics that show the difference between cash and collateral inflows and outflows in different periods. They also include structural metrics, such as our level of encumbered assets.
Ongoing business management
Within our framework of prudent funding and liquidity management, we manage our activities to our liquidity risk appetite. We have clear responsibilities for short-
term funding, medium-term funding, encumbrance, collateral and liquid asset management. This ensures we manage liquidity risks as part of our daily operations, strategy and planning.
Our liquidity management framework is split between short-term and strategic activities. Our short-term activities focus on intra-day collateral management and maintaining liquid assets to cover unexpected demands on cash in a stress, such as large and unexpected deposit withdrawals by customers and loss of wholesale funding. Our strategic activities focus on ensuring we are not over reliant on any one source for funding and that we avoid excessive concentrations in the maturity of our funding.
We regularly test the liquidity of our eligible liquidity pool, in line with PRA rules and Basel guidelines. We do this by realising some of the assets by repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool. As well as our eligible liquidity pool, we always hold a portfolio of unencumbered liquid assets. Our LRA and PRA requirements determine the size and composition of this portfolio. These assets give us a source of contingent liquidity, as we can realise some of them in a stress to create liquidity by repurchase or outright sale to the market.
Stress testing
Our liquidity stress testing framework is central to our LRA measurement and monitoring. To fit with our Risk Appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and appropriate management actions.
Our Risk division runs a range of stress tests. Our LRA stress test consists of three tests that cover idiosyncratic, market-wide and combined scenarios.
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
We run climate change stresses, these include severe physical risks which result in a reduction in retail deposits, increased use of corporate lending facilities and an increase in mortgage defaults and a scenario where there is disorderly transition to net zero, resulting in supply shocks and data transparency concerns.
We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.
We monitor our LCR and our Net Stable Funding Ratio (NSFR) to ensure we continue to meet the requirements.
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
We review and refresh our recovery plan each year. It sets out the risks, the indicators we use to monitor those risks, and the actions that are available to mitigate capital, liquidity or combined stress event. We are confident that we have sufficient credible and executable options to respond to a wide range of stresses, be they market-wide or idiosyncratic, in a timely and effective manner. Recovery indicators are both qualitative and quantitative and we have embedded them into our risk frameworks. We monitor recovery capacity, headroom to recovery triggers and recovery indicators regularly. If needed, we would invoke recovery early to mitigate the effects of a stress and restore our financial position and balance sheet strength.
Our resolution capabilities are underpinned by comprehensive governance, testing and assurance arrangements, which seek to ensure that our resolution readiness is maintained and enhanced on an ongoing basis. In October 2023, we submitted our second resolvability self-assessment report to the PRA. This builds on the first self-assessment report submitted in October 2021, as summarised in our June 2022 resolvability public disclosure. The next resolvability public disclosures by the Bank of England and Santander UK are due in June 2024.
Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the BRC.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 137
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 31 December 2023 and 31 December 2022.

	2023	2022
LCR	£bn	£bn
Eligible liquidity pool (liquidity value)(1)	50.4	48.9
Net stress outflows	(31.1)	(30.0)
Surplus	19.3	18.9
Eligible liquidity pool as a percentage of anticipated net cash flows	162%	163%
(1)The liquidity value is calculated as applying an applicable haircut to the carrying value.
LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2023 and 31 December 2022. It also shows the weighted average carrying value in the year.

	Carrying value						Weighted average carrying value in the year
	2023			2022			2023	2022
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	38.4	—	38.4	44.5	—	44.5	41.0	45.5
Government bonds	9.0	0.3	9.3	3.2	—	3.2	7.1	4.1
Supranational bonds and multilateral development banks	0.3	—	0.3	0.3	—	0.3	0.1	0.1
Covered bonds	1.2	1.0	2.2	0.1	0.9	1.0	1.7	0.9
Asset-backed securities	—	0.7	0.7	—	—	—	0.4	0.1
	48.9	2.0	50.9	48.1	0.9	49.0	50.3	50.7
Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes. Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2023 and 31 December 2022. The composition of the pool is consistent with the currency profile of our net liquidity outflows.

	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2023	2.4	1.1	46.6	0.8	50.9
2022	0.8	1.3	46.9	—	49.0
Net Stable Funding Ratio (NSFR)

	2023	2022
	%	%
NSFR	138	137
2023 compared to 2022
We remain in a strong liquidity position. We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 31 December 2023 and 31 December 2022, the LCR and NSFR significantly exceeded regulatory requirements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 138
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
Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. At 31 December 2023, 86% of our total core retail customer liabilities were covered by the Financial Services Compensation Scheme (the FSCS).
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
Deposit funding
We mainly fund our Retail and Business Banking, Consumer Finance and Corporate & Commercial Banking activities by customer deposits. We fund the rest through wholesale markets.
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
Santander UK Group Holdings plc is the issuer of capital and MREL/Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt. In line with the UK
CRR and the Bank of England Statement of Policy on MREL, resolution entities that are G-SIBs or are part of a G-SIB are required to hold a minimum amount of loss absorbing and recapitalisation capacity on an ongoing basis. The minimum requirement is the higher of (i) two times the sum of Pillar 1 and Pillar 2A; (ii) 18%
of RWAs; (iii) two times the minimum leverage ratio requirement; or (iv) 6.75% of leverage exposures.
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
through resolution, thereby maintaining continuity of services for customers.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 139
FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our LRA and regulatory liquidity and capital requirements.
Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2023 and 31 December 2022.

		Balance sheet line item
	Funding analysis	Deposits by banks(1)	Repurchas e agreement s - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments and non- controlling interests(2)
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	1.1	1.1	—	—	—	—	—
Certificates of deposit and commercial paper	4.3	—	—	—	4.3	—	—
Senior unsecured – public benchmark	12.9	—	—	—	12.9	—	—
–privately placed	0.8	—	—	0.6	0.2	—	—
Covered bonds	14.8	—	—	—	14.8	—	—
Securitisation and structured issuance	2.7	—	—	—	2.7	—	—
TFSME	17.0	17.0	—	—	—	—	—
Subordinated liabilities and equity	4.4	—	—	—	—	2.2	2.2
Total wholesale funding	58.0	18.1	—	0.6	34.9	2.2	2.2
Repos	8.4	—	8.4	—	—	—	—
Foreign exchange and hedge accounting	1.1	—	—	—	0.9	0.2	—
Other	2.6	2.3	—	0.3	—	—	—
Balance sheet total	70.1	20.4	8.4	0.9	35.8	2.4	2.2

2022
Deposits by banks	0.5	0.5	—	—	—	—	—
Certificates of deposit and commercial paper	4.7	—	—	—	4.7	—	—
Senior unsecured – public benchmark	14.4	—	—	—	14.4	—	—
–privately placed	0.6	—	—	0.4	0.2	—	—
Covered bonds	14.9	—	—	—	14.9	—	—
Securitisation and structured issuance	1.0	—	—	—	1.0	—	—
TFSME	25.0	25.0	—	—	—	—	—
Subordinated liabilities and equity	4.1	—	—	—	—	1.9	2.2
Total wholesale funding	65.2	25.5	—	0.4	35.2	1.9	2.2
Repos	8.0	—	8.0	—	—	—	—
Foreign exchange and hedge accounting	1.6	—	—	—	1.2	0.4	—
Other	3.4	3.0	—	0.4	—	—	—
Balance sheet total	78.2	28.5	8.0	0.8	36.4	2.3	2.2
(1)Consists of Perpetual Capital Securities (net of issuance costs). See Note 33 to the Consolidated Financial Statements.
(2)Other consists of items in the course of transmission and other deposits. See Note 24 to the Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 140
Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.
For details of the maturities of financial liabilities and off-balance sheet commitments, see Note 39 to the Consolidated Financial Statements.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	—	1.6	—	—	—	1.6	2.5	6.8	0.5	11.4
–privately placed	—	—	—	—	—	—	—	0.1	—	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	0.5	—	—	0.5	0.8	1.5	0.9	3.7
	—	1.6	0.5	—	—	2.1	3.3	8.4	1.4	15.2
Santander UK plc
Deposits by banks	0.3	0.8	—	—	—	1.1	—	—	—	1.1
Certificates of deposit and commercial paper	1.0	3.3	—	—	—	4.3	—	—	—	4.3
Senior unsecured – public benchmark	—	0.6	0.2	—	—	0.8	0.4	—	0.3	1.5
–privately placed	—	—	—	0.1	—	0.1	0.1	0.2	0.3	0.7
Covered bonds	0.1	1.0	0.9	0.4	1.0	3.4	1.1	9.2	1.1	14.8
Securitisation & structured issuance(2)	—	—	—	—	0.1	0.1	—	2.1	—	2.2
TFSME	—	—	—	—	—	—	17.0	—	—	17.0
Subordinated liabilities	—	—	—	—	—	—	—	—	0.7	0.7
	1.4	5.7	1.1	0.5	1.1	9.8	18.6	11.5	2.4	42.3
Other group entities
Securitisation & structured issuance(3)	—	—	—	—	—	—	0.5	—	—	0.5

31 December 2023	1.4	7.3	1.6	0.5	1.1	11.9	22.4	19.9	3.8	58.0
Of which:
–Secured	0.1	1.0	0.9	0.4	1.1	3.5	18.6	11.3	1.1	34.5
–Unsecured	1.3	6.3	0.7	0.1	—	8.4	3.8	8.6	2.7	23.5

2022
Total at 31 December 2022	2.6	5.2	0.5	1.5	1.2	11.0	6.6	42.5	5.1	65.2
Of which:
–Secured	0.1	1.0	0.2	0.9	—	2.2	3.5	34.0	1.2	40.9
–Unsecured	2.5	4.2	0.3	0.6	1.2	8.8	3.1	8.5	3.9	24.3
(1)96% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of
England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
2023 compared to 2022
Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings. We have stable and diversified wholesale funding programmes.
We repaid £8.0bn of TFSME in 2023 as planned, with £17.0bn outstanding.
At 31 December 2023, 79% (2022:83%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 35 months (2022: 37 months).

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 141
Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2023 and 31 December 2022.

	2023				2022
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Santander UK Group Holdings plc
Senior unsecured – public benchmark	24	59	16	1	18	58	24	—
–privately placed	—	—	—	100		—	—	100
Subordinated liabilities and equity (incl. AT1)	88	12	—	—	75	25	—	—
	40	47	13	—	28	51	20	1
Santander UK plc
Deposits by banks	1	97	2	—	29	71	—	—
Certificates of deposit and commercial paper	29	70	—	1	56	42	2	—
Senior unsecured – public benchmark	21	56	23	—	18	62	20	—
–privately placed	98	—	2	—	95	—	5	—
Covered bonds	54	5	39	2	43	12	45	—
Securitisation & structured issuance	100	—	—	—	100	—	—	—
TFSME	100	—	—	—	100	—	—	—
Subordinated liabilities	76	24	—	—	48	52	—	—
	71	14	15	—	74	12	14	—
Other group entities
Securitisation & structured issuance	1.00	—	—	—	—	—	—	—

Total	63	22	14	1	63	21	16	—
Term issuance (audited)
In 2023, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	2023	2022
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	0.4	1.1	—	—	1.5	3.9
Subordinated debt and equity (inc. AT1)	1.1	—	—	—	1.1	0.8
	1.5	1.1	—	—	2.6	4.7
Santander UK plc
Securitisations and other secured funding	1.5	—	—	—	1.5	0.6
Covered bonds	1.5	—	—	0.3	1.8	4.0
Senior unsecured – privately placed	0.3	—	—	—	0.3	0.1
	3.3	—	—	0.3	3.6	4.7
Other group entities
Securitisations	0.5	—	—	—	0.5	—
Total gross issuances	5.3	1.1	—	0.3	6.7	9.4
In 2023 we issued c£5.6bn medium-term funding across a range of currencies, including c£1.5bn of MREL issuance and c£4.1bn of other secured issuance from
Santander UK plc. We also issued £1.1bn of Tier 2 securities which were bought by Banco Santander.
Loan to deposit ratio
This table shows our customer loans, customer deposits and loan to deposit ratio (LDR) at 31 December 2023 and 31 December 2022, and the adjustments to reconcile the data to the balance sheet.

	2023			2022
	Customer loans	Customer deposits	LDR(2)	Customer loans	Customer deposits	LDR(2)
	£bn	£bn	%	£bn	£bn	%
Total customer loans and deposits(1)	206.7	193.6	107%	219.7	196.5	112%
Adjust for fair value loans, impairment loss allowances, accrued interest and other	4.5	1.5		4.1	0.8
Statutory loans and advances to customers and deposits by customers	211.2	195.1	108%	223.8	197.3	113%
(1) The customer loans and customer deposits numbers agree to the customer balances in the Balance sheet review section of the Financial review.
(2) Customer loans (Loans and advances to customers) divided by Customer deposits (Deposits by customers) The LDR reduced as a result of active balance sheet management.
2023 compared to 2022
LDR reduced to 108% in 2023 with lower customer lending and deposits after pricing actions to optimise the customer balance sheet.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 142
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
Assets classified as readily available for encumbrance include cash and securities in our eligible liquidity pool. They also include other unencumbered assets that give us a source of contingent liquidity. We do not rely on these extra unencumbered assets in our LRA, but we might use them in a stress. We can create liquidity by using them as collateral for secured funding or through outright sale. This includes excess collateral already in a secured funding structure and collateral pre-
positioned at central banks that is available for use in secured funding. All other loans and advances are classified as not readily available for encumbrance, however, they may still be suitable for use in secured funding structures.
Encumbrance of customer loans and advances
We issued securitised products to a diverse investor base through our prime mortgage-backed and other asset-backed funding programmes. We raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of
England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages. For more on these programmes, see Notes 14 and 26 to the Consolidated Financial Statements.
On-balance sheet encumbered and unencumbered assets (audited)

	Encumbered with counterparties other than central banks				Assets positioned at central banks(3)
	Covered bonds	Securitis- ations	Other	Total
2023	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	—	—	1,480	1,480	847
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—
–Other financial assets at FVTPL	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers	21,880	5,208	55	27,143	58,489
–Loans and advances to banks	—	—	254	254	—
–Repurchase agreements – non trading	—	—	—	—	—
–Other financial assets at amortised cost	—	—	14	14	—
Financial assets at FVOCI	—	—	5,254	5,254	—
Interests in other entities	—	—	—	—	—
Intangible assets	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—
Current tax assets	—	—	—	—	—
Retirement benefit assets	—	—	—	—	—
Other assets	—	—	—	—	—
Total assets	21,880	5,208	7,057	34,145	59,336

2022	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	—	—	1,330	1,330	911
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—
–Other financial assets at FVTPL	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers	21,304	2,851	46	24,201	68,535
–Loans and advances to banks	—	—	163	163	—
–Repurchase agreements – non trading	—	—	—	—	—
–Other financial assets at amortised cost	—	—	35	35	—
Financial assets at FVOCI	—	—	4,441	4,441	—
Interests in other entities	—	—	—	—	—
Intangible assets	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—
Current tax assets	—	—	—	—	—
Retirement benefit assets	—	—	—	—	—
Other assets	—	—	—	—	—
Total assets	21,304	2,851	6,015	30,170	69,446
(1)Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)Comprises pre-positioned assets and encumbered assets.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 143
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
Key metrics CET1 capital ratio of 15.2% (2022: 15.2%) Total qualifying regulatory capital of £14.8bn (2022: £14.5bn) UK leverage ratio (T1 capital) of 5.1% (2022: 5.2%)
THE SCOPE OF OUR CAPITAL ADEQUACY
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
Key metrics
The main metrics we use to measure capital risk are CET1 capital ratio, and total capital ratio and UK leverage ratio. We continue to be in excess of overall capital requirements, minimum leverage requirements and minimum requirements for own funds and eligible liabilities (MREL).
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
In 2022, we developed a Climate Internal Scenario Analysis (CISA) to help understand better the potential impact of climate change on our business portfolios and balance sheet. Since then, we have invested in a strategic solution to deliver capability to run long-term horizon multi-scenario assessments which will inform future strategic decisions and enhance risk management capabilities (CISA Development). The model capability will support in exploring scenarios which would reflect a range of climate outcomes, covering shorter and longer-term (30-year) horizons and reflect physical and transition risks. The CISA outputs will form the basis of our future ICAAP exercises for climate risk and will help us prioritise our actions for the next five years.
We augment our regulatory minimum capital with internal buffers. We hold buffers to ensure we have enough time to take action against unexpected changes.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 144
Risk mitigation
We designed our capital risk framework, policies and procedures to ensure that we operate within our Risk Appetite. We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries except for distributions between Santander UK entities in the ring-
fenced bank sub-group and Santander UK entities that are not members of the ring-fenced bank sub-group, where the PRA is required to assess the impact of proposed distribution prior to payment. For details on our Recovery framework in the event of a capital stress, see 'risk mitigation' in the ‘Liquidity risk’ section.
At 31 December 2023, Santander UK Group Holdings plc, Santander Financial Services plc and Santander Equity Investments Limited were party to a capital support deed entered into on 17 December 2021 and effective from 1 January 2022 (the Non-RFB Sub-Group Capital Support Deed). These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 31 December 2024. Exposures of Santander
Financial Services plc, the regulated entity, to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the Non-RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to the regulated party in the event that the regulated party breached or was at risk of breaching its capital resources or risk concentrations requirements.
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
Impact of IFRS 9 on regulatory capital
Our ECL methodology takes account of forward-looking data and covers a range of possible economic outcomes, and so provision movements may result in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of IRB model regulatory expected losses over provisions for exposures using the IRB approach. For such exposures (which include residential mortgages) the adverse impact on CET1 capital of provision increases from reserve movements is offset by the related reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Also, the UK CRR transitional rules for the capital impact of IFRS 9 mean that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 are partly reduced until the end of 2024.
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
Bank of England stress testing
The results of the latest Bank of England stress test were released on 12 July 2023. As a result of the exercise, the Bank of England did not require Santander UK to undertake any actions. Before management actions, the CET1 capital ratio low-point of 11.3% is well above the hurdle rate of 8.1%. Additionally, the UK leverage ratio low-point of 4.1% without strategic management actions and 4.5% with strategic management actions is above the hurdle rate of 3.5%. The Bank of
England’s hurdle rate comprises the sum of minimum capital requirements (4.5% of RWA plus Pillar 2A for the CET1 ratio, and 3.25% of leverage exposure for the
UK leverage ratio), applicable systemic buffers, and an adjustment to offset the pro-cyclical impacts of IFRS 9.
Headroom of our CET1 capital ratio to our current MDA trigger level at 31 December 2023
At 31 December 2023, the headroom of our CET1 capital ratio of 15.2% to our 7% AT1 permanent write down (PWD) securities trigger was 8.2% of total RWAs or
£5.7bn (2022: 8.2% of total RWAs or £5.8bn). Higher profit and a reduction in RWA exposure was partially offset by the dividends paid in 2023.
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 31 December 2023 was:

Minimum
%
Pillar 1	4.5
Pillar 2A(1)	2.3
Capital conservation buffer	2.5
Countercyclical capital buffer	2.0
Current MDA trigger	11.3
Headroom	3.9
CET1 capital ratio	15.2
(1)  Santander UK's Pillar 2A regulatory requirement reduced by 1.6pp at 31 December 2023, This results in c.£2bn lower MREL requirements in 2024. Pillar 2A guidance is a point in time assessment.
Significant headroom to minimum capital requirements and MDA
We remain very strongly capitalised with significant headroom to minimum requirements and MDA trigger. The UK leverage ratio of 5.1% remained broadly stable and is well above regulatory requirements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 145
Key capital ratios

	Santander UK Group Holdings plc
	2023	2022
	%	%
CET1 capital ratio	15.2	15.2
AT1	3.2	3.1
Tier 2	3.0	2.1
Total capital ratio	21.4	20.4
Total capital ratio increased to 21.4% (2022: 20.4%) as a result of higher total qualifying capital, lower RWA and Tier 2 issuances. The total subordination available to Santander UK plc senior unsecured bondholders was 21.5% (2022 :20.4%) of RWAs.
Return on assets - profit after tax divided by average total assets was 0.55% (2022: 0.48%).
Summarised change in CET1 capital ratio

	Change	CET1 Capital ratio
	pp	%
1 January 2023		15.2
Profit	+2.2pp
Dividends on ordinary shares	-1.1pp
AT1 coupons	-0.2pp
Special dividend	-1.0pp
Pension	-0.3pp
Expected loss less provisions	-0.1pp
RWA growth and other	+0.5pp
31 December 2023		15.2
2023 compared to 2022
The CET1 capital ratio remained stable at 15.2%. Higher profit and a reduction in RWA exposure was partially offset by the dividends paid in 2023.
Regulatory capital resources (audited)
This table shows our qualifying regulatory capital:

	2023	2022
	£m	£m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,047	6,563
– Accumulated other reserves and non-controlling interests	(337)	(1,108)
CET1 capital before regulatory adjustments	12,770	12,515
CET1 regulatory adjustments:
– Additional value adjustments (unaudited)	(15)	(18)
– Goodwill (net of tax)	(1,129)	(1,133)
– Other intangibles	(349)	(351)
– Fair value reserves related to gains or losses on cash flow hedges (1)	335	1,116
– Negative amounts resulting from the calculation of regulatory expected loss amounts (unaudited)	(595)	(517)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(14)	(27)
– Defined benefit pension fund assets	(520)	(755)
– NPE Backstop	0	(4)
– Dividend accrual	(3)	(3)
– IFRS 9 Transitional Adjustment (unaudited)	44	20
CET1 capital	10,524	10,843
AT1 capital instruments:
– Capital instruments	2,196	2,196
AT1 capital	2,196	2,196
Tier 1 capital	12,720	13,039
Tier 2 capital instruments:
– Capital instruments	2,193	2,111
– Amount of qualifying items subject to phase out from Tier 2	193	207
– Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(331)	(857)
Tier 2 capital	2,055	1,461
Total regulatory capital	14,775	14,500
(1) From H223, amount includes £1.3m for cashflow hedge reserves FVOCI.
2023 compared to 2022
We paid £1.5bn interim dividends (2022: £1.0bn), £750m (2022: £300m) of which was a special dividend.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 146
Movements in regulatory capital

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2023	10,843	2,196	1,461	14,500
–Retained earnings	(516)	—	—	(516)
–Other reserves and non-controlling interests(1)	770	—	—	770
–Additional value adjustments (unaudited)	3	—	—	3
–Goodwill (net of tax)	4	—	—	4
–Other intangibles	2	—	—	2
–Fair value reserves related to gains and losses on cash flow hedges(1)	(780)	—	—	(780)
–Negative amounts resulting from the calculation of regulatory expected loss amounts (unaudited)	(78)	—	—	(78)
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	13	—	—	13
–Defined benefit pension fund assets	235	—	—	235
–NPE Backstop	4	—	—	4
–Capital instruments	—	—	82	82
–IFRS 9 Transitional Adjustment (unaudited)	24	—	—	24
–Amount of qualifying items subject to phase out from Tier 2	—	—	(14)	(14)
- Deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation	—	—	526	526
At 31 December 2023	10,524	2,196	2,055	14,775
(1) From H223, amount includes £1.3m for cashflow hedge reserves FVOCI.
In line with the position of the Basel Committee views following the outbreak of the Covid-19 pandemic, the UK adopted revised IFRS 9 transitional adjustment rules which apply a higher level of transitional relief to capital following rises in IFRS 9 provisions.
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
The revisions to the transitional adjustment are part of the ‘Quick fix' CRR amendments which have been in force from 27 June 2020. They have involved dividing the original Dynamic component into two parts – creating an ‘old’ component for provision changes from 1 January 2018 to 1 January 2020, and then a new
Dynamic component for provision changes from 1 January 2020 and applying a revised higher transitional factor to this latter component, with an extended transitional period lasting until the end of 2024.
CET1, AT1 and Tier 2 regulatory adjustments
These are adjustments required by CRD IV.
AT1 capital
The £750m Fixed Rate Reset Perpetual AT1 Capital Securities (net of issuance costs), the £800m Perpetual Capital Securities and the £500m Perpetual Capital
Securities we have issued since 2017 fully meet the CRD IV AT1 capital rules.
Tier 2 capital
These are fully CRD IV eligible Tier 2 instruments under CRD IV.
The adjustments are:
– Derivatives netting and potential future exposure: where a qualifying netting agreement is in place netting is allowed for leverage purposes. This is partially offset by including the Potential Future Exposure (PFE) we use to calculate EADs
– Securities financing current exposure add-on: we include an add-on for securities financing transactions to show current exposure for leverage purposes
– Removal of IFRS netting: where netting of assets and liabilities is allowed under IFRS, but not under the Basel rules, we remove it for leverage purposes
– Removal of qualifying central banks claims: permitted under PRA Rulebook, but under CRD IV rules the exposure measure does not allow the removal of qualifying central bank deposits or claims
– Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of off-balance sheet commitments for leverage purposes after we apply regulatory credit conversion factors
– CET1 regulatory adjustments: where we have deducted assets from CET1, they can be deducted for leverage purposes.
MREL recapitalisation
At 2023, we had outstanding £11.8bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains at 4.13% and is calculated using RWA, leverage exposures and exchange rates at 31 December 2023. Based on this set of assumptions, our MREL requirements are driven by our RWAs. Santander UK’s indicative MREL requirements including combined buffer requirements are currently circa £21bn from 31 December 2022.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group
Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months, plus a buffer for foreign exchange movements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 147
Risk-weighted assets
The tables below are consistent with our regulatory filings for 31 December 2023 and 31 December 2022.

	2023	2022
RWAs by risk	£bn	£bn
Credit risk	60.2	63.0
Counterparty risk	0.7	0.7
Market risk	0.4	0.3
Operational risk	7.8	7.2
	69.1	71.2

	2023	2022
RWAs by segment	£bn	£bn
Retail and Business Banking	43.2	44.6
– Mortgages	32.8	35.0
– Everyday Banking	10.4	9.6
Consumer Finance	7.4	7.3
Corporate & Commercial Banking	13.6	14.0
Corporate Centre	4.9	5.3
	69.1	71.2

	Credit/ counterparty risk	Market risk	Operational risk	Total
Movements in RWAs by risk	£bn	£bn	£bn	£bn
At 1 January 2023	63.7	0.3	7.2	71.2
Asset size	(2.9)	0.1	0.6	(2.2)
Asset quality	0.2	—	—	0.2
Model updates	0.1	—	—	0.1
Methodology and policy	0.3	—	—	0.3
Other	(0.5)	—	—	(0.5)
At 31 December 2023	60.9	0.4	7.8	69.1
2023 compared to 2022
RWAs decreased with lower mortgage lending and active balance sheet management.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 148
Regulatory leverage

	2023	2022
	£m	£m
Regulatory exposure	247,214	248,602
End-point Tier 1 capital(1)	12,533	12,863
UK leverage ratio	5.1%	5.2%
BBLS lending excluded from leverage exposure	(1,828)	(2,564)
(1)Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2023	2022
	£m	£m
Total assets per the Consolidated Balance Sheet	282,083	292,243
Derivatives netting and potential future exposure	(252)	(1,305)
Securities financing current exposure add-on	778	371
Removal of IFRS netting	805	923
Removal of qualifying central bank claims	(42,351)	(49,199)
Commitments calculated in accordance with Basel Committee Leverage Framework	7,275	6,971
CET1 regulatory adjustments	(1,124)	(1,402)
	247,214	248,602
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
CRD IV at 31 December 2023 and 31 December 2022, and movements in the period, were as follows:

	2023	2022
	£m	£m
At 1 January	4,307	4,262
Dividends approved:
–AT1 Capital Securities	(133)	(143)
–Tax on above item	25	27
–Ordinary shares	(1,538)	(1,013)
Dividends receivable:
–Investment in AT1 Capital Securities	123	133
–Tax on above item	(23)	(25)
–Investment in ordinary shares of subsidiary	1,562	1,079
Other income statement items (Company)	(8)	(13)
At period end	4,315	4,307

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 149
Market risk

Overview
Market risk comprises non-traded market risk and traded market risk.
Non-traded market risk is the risk of loss of income, economic or market value due to changes to interest rates in the non-trading book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through an adjustment to revenues, assets, liabilities, and off-balance sheet exposures in the non-trading book.
Traded market risk is the risk of changes in market factors that affect the value of the positions in the trading book. We have no significant traded market risk exposure.
In this section, we set out which of our assets and liabilities are exposed to non-traded and traded market risk. Then we explain how we manage these risks and discuss our key market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was
£218m and to ‑100bps was £(220)m (2022: £238m and
£(194)m).
Economic Value of Equity (EVE) sensitivity to +100bps
was £(303)m and to ‑100bps was £267m (2022: £(501)m
and £651m).

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
NON-TRADED MARKET RISK
OUR KEY NON-TRADED MARKET RISKS (audited)
Non-traded market risk mainly comes from providing banking products and services to our customers, as well as our structural balance sheet exposures. It arises in all our business segments. In Retail and Business Banking, Consumer Finance and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre to manage. The only types of non-traded market risk that we keep in Retail and Business
Banking, Consumer Finance and Corporate & Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk. This is where customers repay their loans earlier than their expected maturity date or do not take the expected volume of new products. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and Income Statement volatility risk.
Our key non-traded market risks are:

Key risks	Description
Interest rate risk
Yield curve risk: comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-rate sensitive liabilities in interest-earning assets.
Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Bank of England bank rate, reserve rate linked assets we deposit with central banks, and the Sterling Overnight Index Average (SONIA)
rate. Since the cessation of LIBOR at the end of 2021, basis risk exposure has been immaterial.

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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 150
NII and EVE sensitivities (audited)
The calculations for NII and EVE sensitivities to interest rate moves involve many assumptions, including expected customer behaviour (such as early repayment of loans) and the projected evolution and repricing of our balance sheet. These assumptions are a key part of our overall control framework, so we update and review them regularly. Our NII and EVE sensitivities include the interest rate risk from all our banking book positions. Our banking book positions generate almost all our reported net interest income.

Net Interest Income (NII) sensitivity
–NII sensitivity is an income-based measure we use to forecast the changes to interest income and interest expense in different scenarios. It gives us a combined impact on net interest income over a given period – usually 12 or 36 months.

–We calculate NII sensitivity as the change in NII for a defined set of instantaneous parallel and non-parallel shifts in the yield curve.

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
Back-testing – comparing VaR estimates with reality
To check that the way we estimate VaR is reasonable, we back-test our VaR by comparing it against both actual and hypothetical profits and losses, using a one-
day time horizon. Back-testing allows us to identify exceptions – times when the predictions were out of line with what happened. We can then look for trends in these exceptions, which can help us decide whether we need to recalibrate our VaR model.
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
We can adapt our stress tests to reflect concerns such as climate change risk, other macroeconomic and geopolitical events or changing market conditions. We run individual business area stresses and Santander UK-wide scenarios.
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
Risk monitoring and reporting (audited)
We monitor our non-traded market risks using NII and EVE sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and ERCC each month. The VaR we report captures all key sources of volatility (including interest rate and spread risks) to fully reflect potential volatility.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 151
NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve at
31 December 2023 and 31 December 2022. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	2023		2022
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity (audited)(1)	218	(220)	238	(194)
EVE sensitivity	(303)	267	(501)	651
(1)  Based on modelling assumptions of repricing behaviour.
Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2023	£m	£m	£m	£m	£m	£m	£m
Assets	108,319	49,315	81,018	41,265	5,708	14,738	300,363
Liabilities	120,593	51,186	55,143	46,755	2,558	25,006	301,241
Off-balance sheet	11,389	2,329	(14,678)	(316)	2,154	—	878
Net gap	(885)	458	11,197	(5,806)	5,304	(10,268)	—

2022
Assets	106,980	44,748	79,006	52,489	5,249	14,123	302,595
Liabilities	135,801	30,262	58,526	51,161	3,833	25,023	304,606
Off-balance sheet	31,378	(16,133)	(16,972)	723	3,015	—	2,011
Net gap	2,557	(1,647)	3,508	2,051	4,431	(10,900)	—
Spread risk
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2023	2022
	£m	£m
VaR	5	3
Worst three month stressed loss	86	46
We regularly review our risk models and metrics including the scenarios and underlying modelling assumptions we use, to ensure they continue to reflect the risks in the current economic environment, and incorporate regulatory expectations.
2023 compared to 2022
NII Sensitivity is adversely exposed to down-shock scenarios driven by margin compression of core liabilities, offset by the structural position. The 1 year NII sensitivity to a -100bps stress increased slightly to £(220)m (2022: £(194)m).
EVE sensitivity is adversely exposed to rising interest rate scenarios. The sensitivity to a +100bps stress reduced to £(303)m (2022 :£(501)m) mainly reflecting the overall reduction in the structural position relative to non-rate sensitive liabilities.
Spread risks are from the Eligible Liquidity Pool. The increase in the stress result was mainly from increases in covered bond positions. These increased spread income compared with government bonds, and we penalise the increased risk they present by applying larger shocks in our stress scenarios.
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
retail investors, through our UK branches and other channels. We calculate market risk capital using standard rules.
The Internal VaR for exposure to traded market risk at 31 December 2023 was less than £1m (2022: less than £1m).

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 152
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
Key metrics Funding Deficit at Risk was £980m (2022: £860m) Funded defined benefit pension scheme accounting surplus was £723m (2022: £1,051m)
OUR KEY PENSION RISKS
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
30 to the Consolidated Financial Statements for more details. The risks of these assets are included in the metrics described above.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 153
We perform stress tests for regulators, including for ICAAPs and PRA stress tests. For more on our stress testing, see the 'Risk governance' section.
Climate change scenario testing was developed in 2021 giving us the capacity to simulate risk exposures over an extended time horizon. We are making further refinements, planned for delivery in 2024. The Trustee adopted a target of net zero by 2050. This target is factored into Trustee decision making.
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
Risk monitoring and reporting
We monitor pension risk each month and report on it at Pension Risk Forum, ERCC, Pensions Committee and, where thresholds are exceeded (or likely to be), to the Board Risk Committee and the Board in line with our pension risk appetite. This also includes quarterly monitoring of corporate credit exposures to assess any concentrations of risk. We discuss any remedial action with the Trustee. In addition, we monitor the performance of third parties who support the valuation of the
Scheme’s assets and liabilities.
PENSION RISK REVIEW
2023 compared to 2022
The underlying level of risk in the Scheme was broadly unchanged in 2023. The Scheme gradually reduced illiquid assets and purchased corporate bonds. The reduction in illiquid assets is expected to continue in 2024.
Collateral and liquidity reporting enhancements started in 2022 and continued into 2023. In the second half of 2023, long-term gilt yields reached similar levels to those seen during the gilt market turmoil in the autumn of 2022. The Scheme's collateral and liquidity position were monitored closely. They remained well above trigger levels that would have required consideration of asset sales or other actions.
We also monitor the potential impact from variations in the IAS 19 position of CET1 capital. There was a moderate impact on CET1 capital caused by movements in the IAS 19 position in the year. For more on the impact of our defined benefit schemes on capital, see the 'Capital risk' section.
Accounting position
The accounting position deteriorated in 2023. The Scheme sections in surplus had an aggregate surplus of £723m at 31 December 2023 (2022: £1,051m) while there was one section which had a deficit of £41m at 31 December 2023 (2022: none). The overall funded position was a £682m surplus (2022: £1,051m surplus). There were also unfunded liabilities of £25m at 31 December 2023 (2022: £25m). The overall deterioration was mainly due to the decrease in credit spreads in 2023, which increased the value of the liabilities. There remains considerable market uncertainty and our position could change materially over a short period.
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 30 to the Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 154
Maturity profile of undiscounted benefit payments
The Scheme’s obligation to make benefit payments extends over the long-term. This is expected to stretch beyond 2080. The graph below shows the maturity profile of the undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2023:

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 155
Strategic and business risk

Overview
Strategic and business risk is the risk of significant loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation; an inability to adapt to external developments that impact the long-term interests of our key stakeholders.
In this section, we describe our key strategic and business risks and explain how we manage them. We also describe developments in the year.

OUR KEY STRATEGIC AND BUSINESS RISKS
Strategic and business risk could impact our long-term success if it caused our business model to become out of date, ineffective, or inconsistent with our goals.
This could happen if we fail to identify threats arising from the economy, regulation, competitors and/or changes in technology and customer expectations. It could also arise if we misjudge our capabilities, or the ability to implement our strategy, or pursue initiatives that do not fit with our business model or miss opportunities we could benefit from.
STRATEGIC AND BUSINESS RISK MANAGEMENT

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

STRATEGIC AND BUSINESS RISK REVIEW
2023 compared to 2022
These risks remain challenging to manage, due to the competitive market environment in both mortgage and savings markets, alongside elevated Government and regulatory focus, given cost of living issues facing customers. In 2024 our focus is shifting from Inflationary and Supply Chain Pressures to the risk of Margin
Compression as a Top Risk. Markets are currently indicating a peak in the bank rate cycle, and our ALCO has approved a strategy to manage and mitigate this risk.
Our business environment is constantly changing, and this affects how we do business. In 2023, there were multiple macro challenges, such as low growth worsened by geo-political tensions in Ukraine and the Middle East, high inflation and interest rates. These continued to put pressure on households and caused house prices to fall. Against this backdrop, we proactively contacted 2.5 million customers in 2023 to offer support with the increased cost of living. We also continued to provide help through our Financial Support Hub, financial health checks, budget planning and management tools. We also completed our
Transformation programme, which was one of the most ambitious savings programmes in the UK market, with a focus on efficiency to compensate for inflationary pressures. We will now begin the next phase of our transformation with focus on improved customer experience, simplification, automation and digitalisation.
Competitive pressure increased in 2023 as asset and deposit growth stalled. We managed the business for margin and profitability, deleveraging mortgages in a softer market while carefully managing liabilities volumes and pricing. We launched multiple new products taking into account the needs of our customers. These included Edge Up, the only current account in the market to offer cashback on both debit card spending and direct debits, the market leading Easy Access Saver
Pulse, the cahoot simple saver, and the new Private current account. We also enhanced our apps so that mortgage customers can track their mortgage application and manage their homes through the My Home Manager function. In Corporate and Commercial Banking, we now support over 1,200 clients with their international growth aspirations through Santander Navigator. This is a portal that allows our clients to identify growth opportunities, navigate bureaucratic challenges and optimises logistics, connecting them with industry experts and key businesses.
We successfully delivered the Consumer Duty mandate for our front book products and are on track to do the same for back book products by July 2024. We continue to face a demanding regulatory agenda and have started multiple projects to ensure regulatory compliance, while keeping good customer outcomes at the heart of everything we do.
We have an ambition to be net zero by 2050. We are working with our customers to ensure that we support them to make the green transition in a fair and equitable way. In 2023, we updated our climate strategy and created a Transition Plan that highlights the action required to reach net zero target by 2050. We also set up a Green Finance taskforce to combine ongoing and future Green Finance initiatives and ensure delivery of our green finance public commitments.
As a result, throughout 2023 we kept our customers at the centre of everything that we do, while building a responsible and sustainable business.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 156
Reputational risk

Overview
Reputational risk is the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.
In this section, we describe our key reputational risks and explain how we manage them. We also describe developments in the year.

OUR KEY REPUTATIONAL RISKS
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

Risk mitigation
Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product reviews. Our Corporate Communications and Responsible Banking, Legal and Compliance and Marketing teams help business units to mitigate the risk and agree action plans as needed, as part of their role to protect our brand and reputation.

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
REPUTATIONAL RISK REVIEW
2023 compared to 2022
Key reputational risks related to the uncertain economic environment and its continued impact on the cost of living. Increased mortgage payments remained a significant issue for our customers so, alongside the measures we put in place for mortgage holders, we also supported the government's Mortgage Charter. More broadly, we continued to proactively contact customers to offer support and help. There was criticism that banks were failing to pass on the increases in the Bank of England base rate to savers. We, therefore, ran campaigns and issued direct communications to customers to advise them of the various products and rates we had available, several of which were market leading.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 157
Operational risk and resilience

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
In this section, we describe our key operational risks and explain how we manage them, with a focus on our top operational risks. We also describe our operational risk event losses and developments in the year.
Key metrics Operational risk losses (over £10,000) decreased by 64% in value compared to 2022.
OUR KEY OPERATIONAL RISKS
Operational risk is inherent in our business. As a result, we aim to manage it down to as low a level as possible, in line with our Risk Appetite, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service and regulatory obligations. These events can include product misselling, fraud, process failures, system downtime and damage to assets or external events.
Our key operational risks are divided into 11 principal risks:

Key risks	Description
Business disruption
Business disruption risk refers to risks of our ability to maintain and/or recover the normal day-to-day operation of the organisation, to secure the tangible assets of the bank, and to support continued delivery of good customer outcomes.

Cybersecurity
Cybersecurity risk refers to the risk that Santander UK and its customers' data is not secured from internal and external threats. This could cause operational disruption, unauthorised access, loss or misuse of data, breach of regulations, negative customer outcomes, financial loss or reputational damage. Our extensive reliance on technology to support customers and operate our business requires a strong focus on cybersecurity and data security. This is because cyber criminals target personal data of our customers and employees, and cause disruptions to normal business operations.
This focuses the need for resilience against cybersecurity incidents, and our ability to respond and recover swiftly.

Data management
Data management risk refers to the potential threats and challenges related to quality and integrity of data, which can impact business decisions and our strategic outcomes. We use data to serve customers, satisfy our regulatory requirements and run our operations, and if our data is not accurate and timely, this could impact our ability to serve customers, operate with resiliency or meet regulatory requirements.

Financial reporting and Tax
Financial Reporting and Tax risk relates to the risks associated with producing complete and accurate internal and external financial statements,
Financial regulatory reporting (including liquidity & capital) as well as the risk that we fail to comply with domestic and international tax regulations, or we report to the tax authorities inaccurately or late.

Fraud
Fraud can be committed by first parties (our customers), second parties (people known to our customers or us), third parties (people unknown to our customers or us), and internally by our staff. We are committed to protecting ourselves and our customers from fraud and to mitigating our fraud risk in an ever-evolving external fraud environment.

IT
As noted in Cybersecurity, technology is vital to our processes and operations, and in providing service to our customers. IT risk arises from any event related to the use of technology supporting business processes, where the event may result in the unavailability or failure of systems or in processing errors that impact our customers or operations. This includes hardware or software failures, or issues caused by change.

Legal
Legal Risk can arise from legal deficiencies in contracts and failures in protecting assets, managing legal disputes, interpretation and compliance with existing laws and regulations or implementation and compliance with new ones. Failure to manage legal risk may expose Santander UK to financial loss, litigation costs, fines, higher capital or liquidity requirements, criminal sanctions, regulatory action or censure, customer complaints, and/or reputational damage.

Outsourcing and Third party
Third party risk refers to risks to our operational arrangements due to the engagement of third party entities supplying goods or services. Third party risks can arise from both Outsourcing and Non-Outsourcing arrangements.

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

Transaction and payments processing
The processing of transactions and payments is a critical service to our customers, and failure to process payments and transactions in a complete, accurate and timely manner could result in material customer harm, regulatory scrutiny and material financial loss. We are required to comply with the rules of the payment schemes that we participate in, as well as significant regulatory and legal requirements.

Transformation and Change
Transformation and change risk arises in any activity that transforms our business strategy, operating environment, or products and services we provide to our customers. Management of change risks is an integral part of our governance and our focus, given the potential for impacts across all areas of non financial risk. Failure to manage and execute effectively an appropriate and complete change portfolio to the business could result in operational disruption, poor customer outcomes, financial loss, reputational damage and may impeded our ability to meet regulatory requirements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 158
OPERATIONAL RISK MANAGEMENT
Our Non Financial Risk (NFR) framework (formerly known as the Operational Risk and Resilience framework) sets out our high-level arrangements and standards to manage operational risks, and is part of our overall Risk Framework. Our Risk Appetite sets the risk limits and key risk metrics for non financial risks.
Risk appetite
We maintain NFR appetite across Santander UK through Board approved Risk Appetite Statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken. The Risk Appetite statements consist of qualitative statements of appetite supported by risk limits and triggers which operate as a defence against excessive risk taking. Risk measures and their associated limits are an integral part of embedding risk appetite in day-to-day risk management decisions.
We set a clear tolerance in line with business activities, and we also set lower level triggers, parameters and quantitative thresholds across our business areas.
We monitor our risk profile and performance against the risk appetite, and we have processes to identify, assess, manage, and report risks and events. We incorporate Banco Santander group principles and standards, regulatory requirements, and best practice, where applicable. Coverage across the seven CRD IV loss event types is comprehensive and aligns to the principal risks approved by ERCC.
Our policies directly support the qualitative aspects of Risk Appetite. They define expectations, guidance and standards and support consistency of permissible risk taking across the business.
Risk measurement
The key components of the operational risk toolset we use to measure risks under our NFR framework are:

NFR risk toolset	Description
Operational risk and control assessments
Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite, and prioritise actions needed. Every area must identify and record their material risks, assess their controls for adequacy and then accept the risk or plan to address any deficiencies. We perform independent control testing of our most important controls to ensure enhanced rigour and challenge of how effectively they are mitigating our largest risks. We also use operational risk assessments and risk rating tools as key parts of change risk management.

Risk scenario analysis
We perform this across business units. It involves a top down assessment of our key operational risks. We update our scenarios each year. The analysis gives us insight into rare but high impact events and allows us to understand potential impacts and address issues.

Key indicators (metrics)
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

Risk mitigation
Mitigation Is a critical aspect of ensuring that our risk profile remains within our Risk Appetite. Risk mitigation strategies are discussed and agreed at various Risk committees within Santander.
When we consider strategies, cost and benefits, we also consider residual risks (those retained) and secondary risks (which may be consequential). Monitoring and review processes are in place to evaluate results. Early identification and effective management are critical to successful mitigation. We assess the effects of changes for materiality impact and those assessed as high or medium high impact are managed closely.

Mitigation tools	Description
Training and competence
We train our staff and require them to maintain a suitable level of competence to ensure customers can achieve appropriate outcomes. We invest in all our people to ensure that we achieve our mandatory risk objectives and that everyone acknowledges their personal responsibility to manage risk. We place focus on ensuring our colleagues are trained to recognise and support customers who may be vulnerable, or who may be experiencing financial stress, financial difficulty or financial abuse. We also have a dedicated Specialist Support Team that offers guidance to colleagues helping customers who may need more tailored solutions

Action management	Where risk exposures are outside our Risk Appetite, our business units identify, assess, manage and monitor material actions to reduce the exposure back to within appetite.
Event root cause analysis
Where new material and significant events are reported, steps are taken to identify the root cause of the event. This enables a read across and the sharing of lessons learned with appropriate mitigating actions taken to address the root cause and successfully resolve the event, and enhancements made to the control environment to prevent re-occurrence.

Emerging risk monitoring	We monitor key threats, developments, and risks, including consideration of which principal risk types or Business areas may be impacted or stressed by them.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 159
We manage our operational risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific cybersecurity risks, we have the following tailored approach:

Key risks	Risk mitigation
Cybersecurity
Protecting our customers, systems and data remains a top priority for us. We operate a layered information and cybersecurity defence which is aligned to the National Institute of Standards and Technology (NIST).
We constantly look to adapt our capabilities to the evolving threats. We do this by gathering intelligence on threat actors, motives, and their attack techniques. We protect our most critical people, assets, and data with preventative controls in line with the identified threats. We also assume that breaches will happen in any case, and so we seek to mitigate these by ensuring their timely detection and that appropriate response and recovery activities are in place. We do this by leveraging industry standard threat analysis, identifying specific real-life scenarios, developing detailed response playbooks, and testing them regularly using bank-wide simulation exercises involving up to the CEO.
Cybersecurity controls are also thoroughly captured in policies, standards, guidelines and procedures available to all staff.
Third parties are vital for the functioning and resilience of our business. As such, we operate a dedicated risk and control assessment prior to, and during, the lifecycle of engagements. This ensures the controls operated by the third party are in line with our policies and integrated with our processes as needed. These include, amongst others, business continuity, incident reporting and regulatory compliance.
We regularly assess the state of our environment by reviewing the maturity of our controls in line with our internal risk management framework.
We engage with regulatory authorities through regular oversight meetings and we participate in the CBEST programme. The CBEST programme aims to evaluate the resilience of firms and financial market infrastructures through testing performed by accredited and independent specialist firms. We also have a team of penetration testers in our Internal Audit function, that reviews our cybersecurity risks and controls, and reports the results to the BAC. We participate in industry recognised intelligence sharing groups with other banks (e.g. Cyber
Defence Alliance), and we speak regularly to government agencies.
We campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of cybersecurity incidents. As part of this, we run customer education campaigns and offer advice through our online security operations centre. We also have a cybersecurity insurance policy to give us comprehensive cover to respond to and recover losses and damages from security breaches.
We appointed a Chief Information Security Officer (CISO). The CISO is responsible for the day-to-day running of security operations and the immediate response to information and cybersecurity incidents. The CISO relies on a comprehensive specialist team, supported by cybersecurity controls and capabilities available from the Banco Santander group CISO team in Spain.
The CISO and most staff who manage cybersecurity risk across all lines of defence are industry specialists with substantial experience in leadership and technical aspects. This experience is gained via previous cybersecurity related roles in top global financial organisations, global multinationals, UK government security agencies, UK regulators, such as the PRA, industry leading cybersecurity risk management suppliers, and relevant university education.  Many hold specialist security certifications that are kept relevant by attending dedicated training and specialist conferences.
The CISO is responsible for cybersecurity risk operations and risk management and falls under the COO SMF accountability framework. The
CRO is responsible for overseeing and challenging the risk management activities enacted by the CISO and the COO to ensure they remain within appetite.
The CISO and the COO report regularly and frequently to the Board, ExCo, BRC and ERCC. They provide detailed commentaries on the threat environment, key incidents across the industry, geopolitical considerations, the overall residual risk, progress on key projects, the control environment position, and appetite going forward. In addition, BRC and ERCC receive monthly cybersecurity updates as part of the standard risk reporting suite.
The CISO and the COO escalate material cybersecurity incidents affecting us and our suppliers via our internal incident escalation and management procedure with direct notifications to the CRO and other executive management.
The Board and BRC include members who have substantial experience of technology risk, including Non-Executive Directors and the Chief
Operating and Technology Officer. We also provide targeted training for Board members, senior management and other employees to enhance their knowledge per the evolving and emerging threat landscape.

Risk monitoring and reporting
Regulators continue to emphasise the importance of effective risk culture, personal accountability and the adoption and enforcement of risk-based requirements and adequate internal reporting processes and procedures. Monitoring and Reporting is a key part of how we manage risk. We can identify exposures through our
Non-financial Risk and control assessments, risk scenario analysis, key indicators, change risk assessments and incidents and events.
Subject matter experts across the business engage on all risk management and monitoring activities and support effective communication of policy changes. We report exposures for each business unit through regular risk and control forums. These include details of the risks, level of exposure and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our customers, reputation or finance by reporting them to key executives and committees.
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
Emerging threats that could affect future operations and performance are also closely monitored. We take action to mitigate potential risks as and when required.
We also carry out further in depth analysis, including stress testing of exposures.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 160
OPERATIONAL RISK REVIEW
2023 compared to 2022
Operational risk event losses
The table below shows our operational losses in 2023 and 2022 for reportable events with an impact over £10,000, by CRD IV loss event types:

	2023		2022
	Value £m	Volume %	Value £m	Volume %
External fraud	42.7	95	59.2	95
Clients, products and business practices	6.7	1	52.1	1
Business disruption and systems failures	—	—	—	—
Execution, delivery, and process management	1.5	4	28.6	4
	50.9	100	139.9	100
Our operational risk losses (events over £10,000) decreased in 2023. We saw a 64% reduction in value and a 29% reduction in volume. In line with general industry trends, the value and volume of losses due to cases of external fraud decreased. We continue to enhance our anti-fraud measures to help protect our customers.
Business disruption
We committed by March 2025 to address the vulnerabilities identified, approved by the Board and submitted to our regulators as part of our operational resilience self-assessments. Achieving this will enhance our resilience, i.e. the ability of Santander UK to recover its Important Business Services (IBS) within Impact
Tolerance levels to avoid intolerable harm to customers, or pose a risk to the safety and soundness of the firm, or to the wider market. In 2023, we made progress in identifying the technology assets that are critical to deliver our IBS. We conduct scenario testing and analyse events and incidents directly impacting our IBS.
These enable us to identify resilience vulnerabilities among the underlying assets of technology, data, people, third parties, and premises. As we mature and embed our resilience capability, we contributed to industry working groups and actively responded to regulators, providing clear information on our progress.
Cybersecurity
Information and cybersecurity remain a key focus. We experienced no significant data or cybersecurity incidents in 2023, although we responded to a number of third-party incidents affecting our suppliers. We continue to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We continue to see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools, and we expect this trend to remain.
We also continue to invest in the right skills and resources to manage data and cybersecurity risks, and constantly monitor cybersecurity threats, including from the geopolitical environment. Our business strategy, financial results and position have not been significantly affected by cybersecurity threats, including from previous cybersecurity incidents. However, we cannot provide assurance that they will not be significantly affected by such risks and significant incidents in the future.
Data management
In 2023, we continued to monitor and mitigate data risk through enhanced governance structures and processes. Our Data Programme made positive progress with clearly defined deliverables that will improve our ability to manage data and enhance our capabilities, in line with the Data Strategy driven by the Chief Data
Officer.
Fraud
Authorised Push Payment (APP) fraud is our largest fraud type, and we are focused on preventative measures in response to increasing fraud attacks. In 2023, our Fraud Transformation Program enabled us to deploy new fraud prevention tools to enhance our controls, including configurable payment limits for digital banking. We deployed dynamic 'scam warnings' in our online banking payment process and added new controls to manage purchase scams on social media.
Social engineering used by fraudsters is a significant threat to customers and outside of our controls. We continue to focus on combining technical solutions with public campaigns to educate customers. We also play a leading, collaborative role in fraud management with industry partners, through UK Finance and Stop
Scams UK.
IT
The importance of IT remains at the centre of our activities. We continue to progress a bank-wide programme to address key IT risks, including increasing obsolescence, partly due to the fast pace of technological evolution. We expect the programme to deliver risk reduction over a three year period and we closely monitor improvements through our risk governance framework.
Legal
Our legal risk profile remained heightened but broadly stable in 2023, reflecting the high number and value of legal risks that we continue to manage. We continued to evaluate the evolving legal and regulatory environment, including the introduction of the Consumer Duty, the Financial Services and Markets Act
2023, the Economic Crime and Corporate Transparency Act 2023, and proposals to reform the ring-fencing regime. We continue to align material third party contracts to PRA Supervisory Statement 2/21, and in relation to international data transfers pursuant to the Schrems II judgement. While litigated PPI claim volumes remained stable, on-going large scale complex PPI related litigation brought by AXA, and a German criminal and tax investigation relating to historical dividend tax arbitrage transactions remain. We also managed legal risk relating to litigation and complaints relating to historical motor finance discretionary commission arrangements which matters are also subject to the FCA’s announcement on 11 January 2024. We continue to manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, mortgages and commissions. For more, see Note 31 to the Consolidated Financial Statements.
Outsourcing & Third Party Supplier
We rely extensively on third parties for a range of goods and services, provided by both Banco Santander and external suppliers. In 2023, we reassessed the majority of our suppliers against a revised set of controls and implemented new metrics to monitor and manage our risk exposure. We continue to progress work to address the key risks in our Third Party Supplier estate.
People
People risk continues to be impacted by changes in our operating models and the execution of our strategies. We continue to adapt and respond to these risks. In
2023, wellbeing-related absence reduced and attrition rates improved. Our wellbeing and inclusion strategy focuses on helping colleagues through change and supports productivity. We continue to advocate hybrid working and encourage colleagues to attend the office regularly. We also provide support in response to the impact of external economic factors on some colleagues.
Transformation and change
We continue our transformation to simplify the bank, digitise processes and customer journeys, reduce costs, extend internal capabilities and ensure a resilient operating model. This includes delivery against a diverse transformation agenda with specific focus on cloud migration, further digitalisation and managing obsolescence. Ensuring change does not result in unacceptable impacts on our risk profile underpins our strategic decisions and is robustly managed.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 161
Financial crime risk

Overview
Financial crime risk is the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption.  We recognise that financial crime and associated illegal activity poses a threat to the UK's national security, economy and its institutions and causes serious harm to the customers and communities we serve.
In this section, we describe our key financial crime risks and explain how we manage them. We also describe developments in the year.

OUR KEY FINANCIAL CRIME RISKS
We consider financial crime to be a high priority risk for us, and addressing it is a key priority for senior management. We remain committed to countering it by maintaining robust systems and controls, conducting business in line with regulatory and legal requirements. We adopt a risk-based approach in line with UK and international laws and standards. We work with government, law enforcement and the private sector to help meet our commitments and to inform our anti financial crime (AFC) strategy which sets out the principles of 'Deter, Detect and Disrupt'. We believe that having a comprehensive and effective financial crime risk management framework is imperative and a positive investment that protects us from legal, regulatory and reputational risks. Due to the complexity and number of financial crime threats, we continually assess, develop, and improve our capability and capacity to address the changing risk landscape. This includes through our policies, procedures, systems and controls used to prevent and detect financial crime. We have minimal tolerance for residual financial crime risk, and zero tolerance for non- compliance with sanctions laws and regulations. We require staff and third parties acting on our behalf to act with integrity, due diligence and care. We have no appetite for non-compliance with financial crime laws or regulations by staff or persons acting on our behalf.
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
FINANCIAL CRIME RISK MANAGEMENT
We manage our Financial crime risks in line with our NFR framework, as outlined earlier. In addition, we continue to partner with public authorities, the Home
Office and the wider financial services industry to pool expertise and data to mitigate specific financial crime risks. We are also involved in partnerships such as the
Joint Money Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.
FINANCIAL CRIME RISK REVIEW
2023 compared to 2022
We understand the importance of protecting the communities we serve from the social and economic impacts of financial crime. We recognise that the financial crime landscape is constantly evolving, influenced by regulatory changes, legal requirements, geopolitical factors and changing criminal methods. As a result, we continue to prioritise and remain vigilant in addressing financial crime risks and actively partner with industry, law enforcement and government to deter, detect and disrupt financial crime and terrorist financing. In 2023 we:
–Played an active role across the public-private partnership, working closely with government, trade bodies and industry on issues that may impact our Financial
Crime Compliance capabilities. This included work on major pieces of legislation, such as the Economic Crime & Corporate Transparency Act 2023 and related secondary legislation, and the assessment of Politically Exposed Persons.
–Continued to invest in our financial crime systems and controls to ensure they remain robust, fit for purpose, and can appropriately respond to the constantly evolving external legislative environment and to emerging risks.
–Adapted our financial crime policies to reflect the latest external requirements, best practice and with Banco Santander policy requirements.
–Played an active role externally in the development of policy and related strategies, such as in government engagement on the Suspended Accounts Scheme now being legislated for in the Criminal Justice Bill, and in our continued engagement on the implementation of, and outcomes measurement for, the Economic
Crime Plan 2 (2023-2026).
–Maintained our focus on providing colleagues with the appropriate skills, knowledge and qualifications to support our efforts to fight financial crime through enhanced and targeted training. Our Economic Crime Academy provides training modules covering high risk Financial Crime areas in line with industry standards, and these modules are endorsed by the International Compliance Association (ICA).
–Remained a committed member of the JMLIT, to exchange and analyse information relating to high-end money laundering and wider economic threats.
Financial crime risk management remains one of our top risks and a key focus area for senior management and the Board. We continue to enhance our risk management capabilities with key activity planned in 2024 including:
–Accelerating risk mitigation responses and controls to new or evolving financial crime risk threats.
–Continuing to enhance our sanctions systems and controls in response to internal and external lessons learned from the external sanctions developments in
2023, notably the continued impacts of the Russia sanctions and increased OFSI powers.
–Maturing our financial crime operations, including continuing to improve our customer data records to help increase the effectiveness and sustainability of our efforts to manage financial crime risks.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 162
Model risk

Overview
Model risk is the risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made; or that a model may be used inappropriately. These potential adverse consequences can lead to reputational damage, regulatory non-compliance, a deterioration in prudential position, or financial losses.
In this section, we describe our key model risks and explain how we manage them. We also describe developments in the year.

OUR KEY MODEL RISKS
We consider a model to be a quantitative repeatable method or system that relies on assumptions to process input data into estimates of uncertain outcomes. Our key model risks arise from inadequate or flawed design leading to weaknesses and limitations in our models, implementation errors or poor deployment of the models, or the incorrect or inappropriate use of a model. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests. In 2023 we saw increasing interest in assessing Artificial Intelligence (AI) use cases which create new model risks such as explainability - the ability to understand why an algorithm made a particular prediction.
MODEL RISK MANAGEMENT
Risk mitigation
We manage our Model risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific model risks, we have the following tailored policies:
–Model Risk Policy – details the action, outcome or standard of behaviour expected to manage and control model risk and remain within risk appetite
–Tiering and Materiality Policy – ensures the consistent methodology in determining the significance of models used across the business
–Change Classification Policy – explains how model changes are managed and controlled
–Material Changes to IRB Models Policy – sets the criteria for assessing the materiality of extensions and changes to IRB models
–Validation Policy – sets out the general criteria for internal validation activities, with the aim to provide an objective, unbiased and critical opinion on the adequacy of models we use.
MODEL RISK REVIEW
2023 compared to 2022
This remains a significant focus in the bank, with a heavy regulatory models agenda in 2023 focusing on capital adequacy to comply with new regulatory technical standards for banks. The PRA’s Model Risk Supervisory Statement (SS1/23) policy comes into effect in May 2024. We expect the trend of regulatory focus on models to continue over the next two years in line with supervisory expectations.
We continue to recognise model risk as a key risk and maintain a strong model risk management and oversight framework. The model team sets a clear framework and related policies and provides oversight, governance and control activities across all model types. The independent valuation function reviews new models, model changes, and recurrent reviews for our most material models, particularly capital adequacy, provisions and stress testing, which all have regulatory focus.
In 2023, we continued to redevelop key regulatory capital and provision models. This work continues in 2024 for our unsecured portfolios and consumer finance.
As part of our ongoing focus on improving customer outcomes, we also changed all our decision scorecards in 2023 to use a new multi bureau capability. In 2024, we expect to focus on our new climate change stress test models, new mortgage IRB capital models and our pension risk model redevelopment. We expect
Machine Learning/AI models to gradually become the next key area of interest.
In 2023, we conducted an in-depth gap analysis against the principles of SS1/23 on model risk practices. As the existing principles, current framework and internal practices are largely aligned, we are now able to focus on the design and embedding of the enhancements needed across the full model lifecycle.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 163
Conduct and regulatory risk

Overview
We manage conduct and non-financial regulatory risk types in one framework due to the overlapping nature and similarities.
Conduct risk is the risk where our decisions and behaviours could lead to detriment or poor outcomes for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity.
Regulatory risk is the risk of financial or reputational loss, or imposition of our conditions on regulatory permission, due to failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.
In this section, we describe our key conduct and regulatory risks and explain how we manage them. We also describe our main conduct and regulatory provisions.
Key metrics Customer remediation provision was £106m (2022: £90m) Litigation and other regulatory provision was £132m (2022: £136m)
OUR KEY CONDUCT AND REGULATORY RISKS
We are committed to ensuring conduct strategy is embedded in our business, as good outcomes for our customers are at the heart of what we do. Our proposition and initiative approval process, systems, operation and controls are well designed and delivering our customers' needs. We see our key exposure to conduct and regulatory risk through the risk of errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and the failure to supervise, monitor or control the activities of our employees. All of these may result in the risk that we do not deliver good customer outcomes, align to the expectations of our regulators or observe required standards of market behaviour.
Our Conduct and Regulatory framework is built on the following risks:

Key risks	Description
Conduct	The risk that our decisions and behaviours lead to a detrimental or poor outcome for our customers and clients and/or fail to uphold and maintain high standards of market integrity.
Regulatory
The risk of non-compliance with applicable regulatory requirements, including supervisory expectations, which may result in regulatory sanctions (financial or reputational - including fines, other economic consequences including remediation costs, and the imposition of conditions on regulatory permissions). We take a risk averse approach to managing personal data, understanding that we are accountable for the data we collect and hold and will process it within the law, respecting individuals' rights and complying with regulatory and legal requirements.

CONDUCT AND REGULATORY RISK MANAGEMENT
We manage our Conduct and regulatory risks in line with our NFR framework, as outlined earlier.
In addition, to mitigate specific Conduct and Regulatory risks, we have the following tailored policies:

Policies	Description
Fair Value policy for regulated products (Retail customers)
Our fair value policy details our approach to assessing whether a regulated product provides fair value to our retail customers, considering all stages of value during the product design phase, and on a regular basis.

Fair treatment of vulnerable customers
Some customers may be impacted financially or personally as a result of their circumstances. Our Vulnerable Customer Policy gives business units a clear and consistent view of what vulnerability can mean and situations when customers may need more support.
Our guidelines focus on identifying characteristics of vulnerability, understanding customer needs and the support and flexibility we can give to help. In addition to mandatory training, we train our customer-facing staff using real customer scenarios to enable our colleagues to deal with a wide range of sensitive issues. Our online Vulnerable Customer Support Tool gives our people more guidance and support, and our Specialist Support Team provides guidance for the most complex situations. We also consider vulnerability in every initiative and adapt our technology to the needs of customers with vulnerability characteristics in our design and testing stages. We work with charities, authorities, trade associations and other specialists to develop our understanding of vulnerability.

Conduct & Regulatory risk policy for regulated products (Retail customers)
The Policy sets out the actions that we must take and the standards of behaviour we comply with to deliver good outcomes for retail customers, to comply with applicable regulatory requirements and expectations, and to deliver a strong conduct and compliance culture.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 164
CONDUCT AND REGULATORY RISK REVIEW
2023 compared to 2022
The Conduct and Regulatory environment is expected to see a continued demanding agenda. To fully consider customer and conduct impacts across our business, our customers remain at the centre of our culture and purpose. We monitor and regularly review our customers' experiences in practice and take action to address outcomes. As part of this, we:
–Proactively contacted 2.5 million customers who may be at risk of experiencing early signs of financial stress, to support them and try to help avoid longer term financial difficulty. As part of this, we referred them to internal and external sources of support alongside ongoing customer engagement and support plans.
–Are working with the government and regulators to enhance help for customers struggling with higher mortgage rates and we have agreed to the commitments in the Mortgage Charter.
–Continued to focus on financial support for business customers with payment difficulties as they roll off their government scheme loans.
–Further evolved our Financial Support team and SME support, with more investment in people and IT to ensure we continue to drive good outcomes for customers and can provide tailored support, whilst managing the anticipated increased inflow of customers affected by the rising cost of living.
–Reviewed our products and services to ensure our customers receive communications they understand, products and services that meet their needs, and that offer fair value. Also, that they get the support they need, when they need it, in order to deliver good customer outcomes required by the FCA's Consumer Duty.
–Continued to actively participate in schemes to ensure the long-term future of access to cash, including supporting the setup of shared banking hubs and wider engagement with LINK and industry partners.
–Assessed ongoing and new policy areas in the FCA's 2023/24 Business Plan. The key focus continues to be on reducing and preventing serious consumer harm; setting and testing higher standards; and promoting competition and positive change. We continue to address these in our controls, product and service processes and frameworks, and we continue to adapt in line with the evolution of a digital economy.
We are actively working with the Payment Systems Regulator (PSR), UK Finance, Pay.UK and other industry partners on the PSR’s upcoming Mandatory
Reimbursement regulations which come into force in October 2024. Our focus is to ensure consistent standards can be agreed across the industry. At the same time, we need to ensure that our operational environment is ready in time and that we meet our obligations. We continue to consult with the Lending Standards
Board (LSB) on the future of the Contingent Reimbursement Model (CRM) code and how that will be part of the Fraud response ecosystem beyond 2024. In
2023, the LSB upgraded our status in relation to our compliance of the CRM code and we continue to adhere to this, providing protection for consumers against
APP scams.
We will continue to monitor the regulatory landscape and contribute to debates on regulatory issues. We expect the key areas of regulatory focus in 2024 to include the ongoing embedding of the FCA’s Consumer Duty, the FCA’s proposals for new rules to maintain reasonable access to cash for personal and business customers across the UK, and the ongoing activity from the government and regulators to implement HM Treasury’s Smarter Regulatory Framework, including the
Edinburgh Reforms and the transfer of retained EU Law. We will also see the implementation of Basel 3.1 rules, reform to the UK’s ring-fencing regime and the implementation of the PRA’s expectations in relation to model risk management. The publication of the Future of Payments review in late 2023 will also lead to potential reform of the various inflight payments projects in the UK as HM Treasury publishes its National Payments Vision.
We also managed conduct and regulatory risk relating to historical motor finance discretionary commission arrangements which were subject to an FCA announcement on 11 January 2024. For more, see Note 31 to the Consolidated Financial Statements.
The outlook for the economic environment continues to remain challenging and conduct risks are therefore likely to rise, as banks deal with households that continue to face pressures from increases in the cost of living, and higher interest rates.
We will maintain a strong focus on robust oversight and control of the customer journey across all our products. We will also ensure our strategy, leadership, governance arrangements, and approach to managing and rewarding staff do not lead to a detrimental impact on customers, competition, or to market integrity.
For key movements in our financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 29 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 31 to the Consolidated
Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 165
Welcome to the Financial review

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 166
Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT

	2023	2022
	£m	£m
Net interest income	4,667	4,472
Non-interest income(1)	509	534
Total operating income	5,176	5,006
Operating expenses before credit impairment charges, provisions and charges	(2,485)	(2,370)
Credit impairment charges	(206)	(321)
Provisions for other liabilities and charges	(336)	(421)
Total operating credit impairment charges, provisions and charges	(542)	(742)
Profit from continuing operations before tax	2,149	1,894
Tax on profit from continuing operations	(553)	(471)
Profit from continuing operations after tax	1,596	1,423
Profit after tax	1,596	1,423

Attributable to:
Equity holders of the parent	1,596	1,406
Non-controlling interests	—	17
Profit after tax	1,596	1,423
A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.
2023 compared to 2022
Profit before tax up 13%.
–Net interest income up 4% largely due to the impact of higher base rates alongside active balance sheet management including disciplined deposit pricing. The fourth quarter Banking NIM was impacted by higher deposit costs following the eSaver campaign launched in September 2023.
–Non-interest income down 5%, largely due to lower fees volume, as well as unrealised gains in 2022 which were not repeated. These were partially offset by the gain from the sale of Euroclear shares in H123.
–Operating expenses before credit impairment charges, provisions and charges up 5% as inflationary pressures on costs were only partially offset by ongoing savings from the transformation programme which began in 2019 as well as cost management discipline.
–Credit impairment charges down 36% reflecting an improved macroeconomic outlook in Q423, which benefited ECL despite a modest increase in arrears and
Stage 3 ratio.
–Provisions for other liabilities and charges down 20% as the 2022 FCA fine related to historical shortcomings in our AML controls was not repeated this year.
Fraud losses were also lower in 2023.
–Tax on profit increased by £82m, largely due to higher profits and an increase in underlying tax rates. This was partially offset by a reduction in the Bank
Corporation Tax Surcharge rate.
Please refer to the Financial review section of our Annual Report on Form 20-F for the year ended 31 December 2022 for a comparative discussion of 2022 financial results compared to 2021.
1.      Comprises ‘Net fee and commission income’ and ‘Other operating income’.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 167
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
Sheet is set out in the Risk review.
Consolidated

£bn	2023	2022
	£bn	£bn
Customer loans	206.7	219.7
Other assets	75.4	72.5
Total assets	282.1	292.2
Customer deposits	193.6	196.5
Total wholesale funding	55.8	63.0
Other liabilities	17.7	18.0
Total liabilities	267.1	277.5
Shareholders' equity	15.0	14.7
Total liabilities and equity	282.1	292.2
Further analysis of credit risk on customer loans is set out in the Credit risk section of the Risk review.
2023 compared to 2022
–The Santander UK plc group structural hedge position decreased, with £106.0bn at 31 December 2023 (2022: £108.0bn), and a duration of 2.4 years (2022:
2.5 years).
–The balance on the Santander UK plc group structural hedge fell in 2023 reflecting lower non-rate sensitive liabilities. The overall contribution to income has, however, increased as maturities were replaced with higher yielding assets offsetting the lower balance. Going forward, we expect the overall contribution of the structural hedge to continue to increase.
Summary segmental information
SEGMENTAL ANALYSIS

	Customer loans	Customer deposits	RWA	Profit/(loss) before tax
2023	£bn	£bn	£bn	£m
Retail & Business Banking	182.3	158.3	43.2	1,718
Consumer Finance	5.2	—	7.4	174
Corporate & Commercial Banking(1)	17.9	24.1	13.6	570
Corporate Centre	1.3	11.2	4.9	(313)
Total	206.7	193.6	69.1	2,149

2022	£bn	£bn	£bn	£m
Retail & Business Banking	194.6	161.8	44.6	1,545
Consumer Finance	5.4	—	7.3	198
Corporate & Commercial Banking(1)	18.5	24.8	14.0	345
Corporate Centre	1.2	9.9	5.3	(194)
Total	219.7	196.5	71.2	1,894
(1)CCB customer loans included £4.6bn of CRE loans (2022: £4.5bn).
Retail & Business Banking
–Lower lending with reduced mortgage balance alongside a reduction in customer deposits. Profitability increased significantly as a result of balance sheet optimisation and increases in base rate with disciplined deposit pricing.
Consumer Finance
–Lower lending than 2022, as a decision was made to exit from two small business streams, with a focus on value and capital generation.
Corporate and Commercial Banking
–Delivered strong financial performance in 2023 with client growth, balance sheet management and higher profitability with the impact of higher base rates.
Focus on clients' international needs, connecting 1,500 companies to our global network to support their international growth in 2023.
Corporate Centre
–The impact of base rate on Crown Dependency liabilities and unrealised gains in 2022 which were not repeated, partially offset by the gain from the sale of
Euroclear shares in H123 contributed to higher loss before tax.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 168
Alternative Performance Measures (APMs)
In addition to the financial information prepared under IFRS, this Annual Report contains non-IFRS financial measures that constitute APMs, as defined in
European Securities and Markets Authority (ESMA) guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S.
Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this Annual Report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under
IFRS. In 2024, we intend to cease reporting adjusted profit metrics including adjusted CIR and adjusted RoTE.
Reconciliation of adjusted APMs to nearest IFRS measure
a) Adjusted Profit Metrics
As shown in the table below, profit before tax is adjusted for items management believe to be significant. We adjust for these to facilitate operating performance comparisons from period to period. No adjustments have been made for net interest income and credit impairment (charges) / write-backs.

	Ref.	2023	2022
		£m	£m
Non-interest income
Reported	(i)	509	534
Adjust for transformation related net loss / (gain) on sale of property		(3)	7
Adjusted	(ii)	506	541

Operating expenses before credit impairment charges, provisions and charges
Reported	(iii)	(2,485)	(2,370)
Adjust for transformation		126	171
Adjusted	(iv)	(2,359)	(2,199)

Provisions for other liabilities and charges
Reported		(336)	(421)
Adjust for transformation		56	22
Adjust for penalty related to historical shortcomings in AML controls		—	108
Adjusted		(280)	(291)

Profit before tax
Reported		2,149	1,894
Specific income, expenses and charges		179	308
Adjusted profit before tax		2,328	2,202
Prior period adjustment: In Q123 we removed the operating lease depreciation adjustment to non-interest income and operating expenses to align to Banco
Santander's presentation. Prior periods were restated, there was no impact on adjusted profit. In 2022 adjusted non-interest income and adjusted operating expenses increased by £74m and the adjusted CIR increased by 1p.p. to 44%.
Net loss / (gain) on sale of property: previously named ‘net gain on sale of London head office and branch properties’, now also includes subsequent sale of property under our transformation programme.
Transformation costs and charges: relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.
b) Adjusted cost-to-income ratio
Calculated as adjusted total operating expenses before credit impairment charges, provisions and charges as a percentage of the total of net interest income and adjusted non-interest income.

	Ref.	2023	2022
		%	%
Cost-to-income ratio	(iii) divided by the sum of (i) and net interest income	48%	47%
Adjusted cost-to-income ratio	(iv) divided by the sum of (ii) and net interest income	46%	44%

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 169
c) Adjusted RoTE
Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments, and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

		Adjust for transformation	As adjusted

2023	£m	£m	£m
Profit after tax	1,596	129	1,725
Less non-controlling interests of annual profit	—		—
Profit / adjusted profit due to equity holders of the parent (A)	1,596		1,725

		Equity adjustments	As adjusted

2023	£m	£m	£m
Average shareholders' equity	14,839
Less average Additional Tier 1 (AT1) securities	(2,196)
Average ordinary shareholders' equity (B)	12,643
Average goodwill and intangible assets	(1,549)
Average tangible equity (C)	11,094	32	11,126

Return on ordinary shareholders’ equity (A/B)	12.6%		—
RoTE (A/C)	14.4%		15.5%

		Adjust for transformation	As adjusted

2022	£m	£m	£m
Profit after tax	1,423	254	1,677
Less non-controlling interests of annual profit	(17)		(17)
Profit / adjusted profit due to equity holders of the parent (A)	1,406		1,660

		Equity adjustments	As adjusted

2022	£m	£m	£m
Average shareholders' equity	15,545
Less average Additional Tier 1 (AT1) securities	(2,194)
Less average non-controlling interests	(118)
Average ordinary shareholders' equity (B)	13,233
Average goodwill and intangible assets	(1,548)
Average tangible equity (C)	11,685	63	11,748

Return on ordinary shareholders’ equity (A/B)	10.6%		—
RoTE (A/C)	12.0%		14.1%
–Adjustment for transformation
Details of these items are outlined in section a) of 'Alternative Performance Measures', with a total impact on profit before tax of £179m. The impact of these items on the taxation charge was £50m and on profit after tax was £129m. Tax is calculated at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible.
–Equity adjustments
These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 170
Welcome to the Financial statements

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 171
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Santander UK Group Holdings plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Santander UK Group Holdings plc and its subsidiaries (the “Company”) as of 31 December
2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December
2023 in conformity with i) International Financial Reporting Standards as issued by the International Accounting Standards Board, and ii) UK-adopted International
Accounting Standards.
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
Credit impairment loss allowance on loans and advances to customers
As described in Notes 1 and 13 to the consolidated financial statements, an expected credit loss (‘’ECL’’) is recognised for financial assets measured at amortised cost. The measurement of ECL reflects a probability weighted amount that is determined by evaluating a range of possible outcomes; the time value of money;
and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The application of the ECL impairment methodology for calculating credit impairment loss allowances is susceptible to change from period to period and requires management to make judgemental assumptions in determining the estimates. The key judgements made by management in applying the ECL impairment methodology are (i) the forward looking multiple economic scenarios; (ii) the probability weights assigned to multiple economic scenarios; (iii) assessing individual corporate stage 3 exposures; and (iv) determining judgemental adjustments. The Company’s ECL allowance was £916 million as of 31 December 2023.
The principal considerations for our determination that performing procedures relating to the credit impairment loss allowance on loans and advances to customers is a critical audit matter are due to the significant judgements being applied by management in determining (i) the forward looking economic scenarios;
(ii) the probability weights applied to those scenarios; (iii) individual corporate stage 3 provisions; and (iv) judgemental adjustments. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the methodology and judgement in assumptions used to determine the allowance; and the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the credit impairment loss allowance. These procedures also included, among others, testing management’s process for estimating expected credit losses; evaluating the appropriateness of model methodologies; testing the underlying data used in the model and evaluating the reasonableness of management’s assumptions related to (i) forward looking multiple economic scenarios;
(ii) the probability weights applied to multiple economic scenarios; (iii) expected future cash flows and collateral valuations of individually assessed corporate stage
3 exposures; and (iv) determining the need for any judgemental adjustments. Professionals with specialised skill and knowledge were used to assist in evaluating the reasonableness of the forward looking economic scenarios, probability weight assumptions, the sufficiency and appropriateness of the judgemental adjustments, and corporate real estate collateral valuations.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 172
Valuation of defined benefit pension surplus
As described in Notes 1 and 30 to the consolidated financial statements, the Company operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the “Scheme”). The funded defined benefit pension surplus was £657 million as of 31 December 2023. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). Management estimates the present value of the defined benefit obligation by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment. This is then discounted to present value. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about life expectancy, inflation and discount rates. The scheme invests in certain assets whose values are not based on market observable data.
These assets include investments in unquoted equities and bonds, as well as investments in property, infrastructure and hedge funds which are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation, with the exception of directly held property where the underlying asset valuations are determined by an independent expert.
The principal considerations for our determination that performing procedures relating to the valuation of defined benefit pension surplus is a critical audit matter are the significant judgements made by management in determining: (i) the life expectancy, inflation and discount rate assumptions; and (ii) the fair value of the assets with no market observable data, including adjustments for any potential fair value movements since the last valuation date. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the defined benefit pension obligation and the valuation of assets with no market observable data. These procedures also included, among others, evaluating the defined benefit pension obligation by (1) testing the completeness, accuracy and relevance of the underlying data; and (2) involving professionals with specialised skill and knowledge to assist in (a) developing an independent range of the inflation rate, the discount rate and life expectancy assumptions; (b) comparing the independent range of assumptions to management's assumptions to evaluate the reasonableness of management’s assumptions; and (c) assessing the appropriateness of the methodologies used by management to determine these assumptions. Procedures over directly held property included, among others (i) the involvement of professionals with specialised skill and knowledge to assist in assessing the appropriateness of the  methodology and reasonableness of the key assumptions used by management’s expert valuer for property; and (ii) evaluating the reasonableness of the valuation for a sample of properties. For the other assets with no market observable data, the procedures included, among others, (I) obtaining third-party confirmations of the valuation directly from investment managers and comparing these against management’s reported values; (II) recalculating management’s valuation calculations and comparing our recalculation to the third-party confirmations, and, if applicable, testing material capital changes in the period between the valuation and the entity’s balance sheet date where there was a time lag; and (III) assessing other evidence regarding the valuations, such as performing back testing of historical valuations used by management against the audited fund financial statements as at the equivalent date and reviewing controls reports for the investment managers, where available.
Goodwill impairment assessment for the personal financial services cash generating unit
As described in Notes 1 and 20 to the consolidated financial statements, the carrying value of goodwill relating to the personal financial services (‘PFS’) cash generating unit (“CGU”) was £1.2 billion as of December 31, 2023. Management undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
Impairment is required where the carrying amount of goodwill exceeds its recoverable amount. The recoverable amount of the CGU was determined based on the value in use (“VIU”) methodology at each testing date. The VIU is calculated by discounting the cash flow projections for the CGU. The goodwill impairment assessment is based on key judgements including the testing methodology, planning assumptions and internal capital allocations. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Estimates include forecast cash flows for the CGU; including estimated allocations of regulatory capital, the growth rate for the period beyond the initial cash flow projections and discount rates which factor in risk-free rates and applicable risk premiums.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the personal financial services cash generating unit is a critical audit matter are due to the significant judgements by management in developing (i) the amount of regulatory capital and carrying amount of the PFS CGU, (ii) the forecast cash flows; and (iii) the discount rate. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s judgements and assumptions. In addition, the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for determining the carrying value of the CGU, including internal capital allocations; (ii) evaluating the appropriateness of the methodology used to estimate the VIU; (iii) testing the completeness and accuracy of underlying data used in the model; (iv) comparing an independent range of assumptions for the discount rate to management's rate to evaluate the reasonableness of management’s assumptions; (v) evaluating the reasonableness of the forecasted cash flows, including comparing performance in recent years to the budgets and 3 year plans for the equivalent periods and (vi) assessing the appropriateness of the related disclosures. Professionals with specialised skill and knowledge assisted in the evaluation of the reasonableness of the discount rate and assessing the determination of the carrying value of the PFS CGU.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 173
Specific litigation and regulatory matters
As described in Notes 1, 29 and 31 to the consolidated financial statements, as of 31 December 2023, the provision for litigation and other regulatory matters of
£132 million includes, among other items, a provision relating to a legal dispute regarding allocation of responsibility for a specific Payment Protection Insurance
(“PPI”) portfolio of complaints. There are also ongoing investigations in relation to the historical involvement of Santander UK plc, Santander Financial Services plc
and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, and the involvement of
Santander Consumer (UK) plc in the historical use of certain commission arrangements in respect of car financing, for which management has determined that there  are uncertainties that mean either it is not considered that a legal or constructive obligation has been incurred or it is not currently possible to make a reliable assessment of the size of any potential liabilities. Significant judgement may be required when accounting for provisions, including in determining whether a present obligation exists, determining the likely outcome of future legal decisions and in estimating the probability, timing, nature and amount of any outflows that may arise from past events. These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters.
The principal considerations for our determination that performing procedures relating to the specific litigation and regulatory matters is a critical audit matter are due to the significant judgements made by management when estimating the probability, timing, nature and amount of any outflows for the legal dispute for a specific PPI portfolio of complaints, the German dividend tax arbitrage investigation, and the involvement of Santander Consumer (UK) plc in the historical use of certain commission arrangements in respect of car financing. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s assessment of the specific litigation and regulatory matters.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the specific litigation and regulatory matters against the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. These procedures also included, among others (i) inquiries of internal legal counsel on the developments in respect to the significant cases; (ii) obtaining and evaluating letters of audit inquiry from external legal counsel; (iii)
evaluating the reasonableness of management’s assessment regarding the probability of an outflow and the estimated amount of the obligation, where a reliable estimate can be formed; and (iv) evaluating the sufficiency of the group’s disclosures made in relation to each of these specific matters.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
5 March, 2024
We have served as the Company's auditor since 2016.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 174
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 175
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 176
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 177
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 178
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 179
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 180
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 181
Consolidated Income Statement
For the year ended 31 December

		2023	2022	2021
	Notes	£m	£m	£m
Interest and similar income	3	11,853	6,822	4,830
Interest expense and similar charges	3	(7,186)	(2,350)	(833)
Net interest income		4,667	4,472	3,997
Fee and commission income	4	801	836	694
Fee and commission expense	4	(505)	(512)	(414)
Net fee and commission income		296	324	280
Other operating income	5	213	210	267
Total operating income		5,176	5,006	4,544
Operating expenses before credit impairment charges, provisions and charges	6	(2,485)	(2,370)	(2,540)
Credit impairment (charges)/write-backs	8	(206)	(321)	233
Provisions for other liabilities and charges	8	(336)	(421)	(379)
Total operating credit impairment charges, provisions and charges		(542)	(742)	(146)
Profit from continuing operations before tax		2,149	1,894	1,858
Tax on profit from continuing operations	9	(553)	(471)	(485)
Profit from continuing operations after tax		1,596	1,423	1,373
Profit from discontinued operations after tax	42	—	—	32
Profit after tax		1,596	1,423	1,405

Attributable to:
Equity holders of the parent		1,596	1,406	1,369
Non-controlling interests		—	17	36
Profit after tax		1,596	1,423	1,405
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 182
Consolidated Statement of Comprehensive Income
For the year ended 31 December

	2023	2022	2021
	£m	£m	£m
Profit after tax	1,596	1,423	1,405
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value	89	(278)	(111)
- Income statement transfers	(105)	247	110
- Taxation	5	11	(2)
	(11)	(20)	(3)
Cash flow hedges:
- Effective portion of changes in fair value	(147)	436	(875)
- Income statement transfers	1,231	(2,130)	357
- Taxation	(302)	468	142
	782	(1,226)	(376)
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently	771	(1,246)	(379)
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	(598)	(723)	1,263
- Taxation	167	267	(419)
	(431)	(456)	844
Own credit adjustment:
- Change in fair value	(15)	29	—
- Taxation	4	(9)	—
	(11)	20	—
Net other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently	(442)	(436)	844
Total other comprehensive income/(expense) net of tax	329	(1,682)	465
Total comprehensive income/(expense)	1,925	(259)	1,870

Attributable to:
Equity holders of the parent	1,925	(276)	1,834
Non-controlling interests	—	17	36
Total comprehensive income/(expense)	1,925	(259)	1,870
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 183
Consolidated Balance Sheet
At 31 December 2023

		2023	2022
	Notes	£m	£m
Assets
Cash and balances at central banks		40,523	46,635
Derivative financial instruments	11	1,472	2,439
Other financial assets at fair value through profit or loss	12	602	434
Loans and advances to customers	13	211,222	223,840
Loans and advances to banks		1,216	1,105
Reverse repurchase agreements - non-trading	16	12,468	7,348
Other financial assets at amortised cost	17	152	156
Macro hedge of interest rate risk		(630)	(2,654)
Financial assets at fair value through other comprehensive income	18	8,481	6,024
Interests in other entities	19	245	252
Intangible assets	20	1,548	1,550
Property, plant and equipment	21	1,512	1,526
Current tax assets	9	507	484
Retirement benefit assets	30	723	1,051
Other assets		2,029	2,004
Assets held for sale	42	13	49
Total assets		282,083	292,243
Liabilities
Derivative financial instruments	11	891	1,008
Other financial liabilities at fair value through profit or loss	22	899	803
Deposits by customers	23	195,149	197,313
Deposits by banks	24	20,357	28,543
Repurchase agreements - non-trading	25	8,411	7,982
Debt securities in issue	26	35,778	36,420
Subordinated liabilities	27	2,386	2,332
Macro hedge of interest rate risk		86	95
Other liabilities	28	2,501	2,601
Provisions	29	405	380
Deferred tax liabilities	9	188	30
Retirement benefit obligations	30	66	25
Total liabilities		267,117	277,532
Equity
Share capital	32	7,060	7,060
Other equity instruments	33	2,196	2,196
Retained earnings		6,047	6,563
Other reserves		(337)	(1,108)
Total equity		14,966	14,711
Total liabilities and equity		282,083	292,243
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on 29 February 2024 and signed on its behalf by:

Mike Regnier	William Vereker
Chief Executive Officer	Chair

Company Registered Number: 08700698

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 184
Consolidated Cash Flow Statement
For the year ended 31 December

	2023	2022	2021
	£m	£m	£m
Cash flows from operating activities
Profit before tax	2,149	1,894	1,902

Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation	290	297	506
– Provisions for other liabilities and charges	336	421	383
– Impairment losses	196	285	(228)
– Other non-cash items	(799)	1,363	(244)
– Pension charge for defined benefit pension schemes	13	28	38
	36	2,394	455
Net change in operating assets and liabilities:
– Cash and balances at central banks	(87)	274	(659)
– Derivative assets	967	(719)	1,731
– Other financial assets at fair value through profit or loss	27	1,064	1,143
– Loans and advances to banks and customers	12,538	(10,683)	(960)
– Reverse repurchase agreements - non-trading	(3,224)	6,818	7,024
– Other assets	(144)	(571)	327
– Deposits by banks and customers	(10,982)	(1,373)	12,747
– Repurchase agreements - non-trading	704	(4,145)	(7,550)
– Derivative liabilities	(117)	(11)	(902)
– Other financial liabilities at fair value through profit or loss	102	(973)	(1,109)
– Debt securities in issue	(219)	(1,352)	(330)
– Other liabilities	(1)	(41)	(608)
	(436)	(11,712)	10,854
Corporation taxes paid	(539)	(397)	(418)
Effects of exchange rate differences	(616)	2,354	(640)
Net cash flows from operating activities	594	(5,467)	12,153
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(393)	(504)	(615)
Proceeds from sale of property, plant and equipment and intangible assets	175	159	437
Purchase of financial assets at amortised cost and financial assets at FVOCI	(10,899)	(2,884)	(1,256)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI	8,362	3,023	4,509
Net cash flows from investing activities	(2,755)	(206)	3,075
Cash flows from financing activities
Issue of other equity instruments	—	750	450
Issuance costs of other equity instruments
Issue of debt securities and subordinated notes	6,415	8,683	2,853
Issuance costs of debt securities and subordinated notes	(18)	(16)	(6)
Repayment of debt securities and subordinated notes	(6,409)	(4,522)	(13,728)
Disposal of non-controlling interests	—	(235)	(181)
Repurchase of other equity instruments	—	(750)	(500)
Dividends paid on ordinary shares	(1,538)	(1,013)	(1,346)
Dividends paid on other equity instruments	(133)	(143)	(143)
Dividends paid on non-controlling interests	—	(17)	(17)
Principal elements of lease payments	(48)	(26)	(25)
Net cash flows from financing activities	(1,731)	2,711	(12,643)
Change in cash and cash equivalents	(3,892)	(2,962)	2,585
Cash and cash equivalents at beginning of the year	48,945	51,787	49,221
Effects of exchange rate changes on cash and cash equivalents	(122)	120	(19)
Cash and cash equivalents at the end of the year	44,931	48,945	51,787

Cash and cash equivalents consist of:
Cash and balances at central banks	40,523	46,635	50,494
Less: restricted balances	(2,327)	(2,241)	(2,515)
	38,196	44,394	47,979
Other cash equivalents: Loans and advances to banks - Non-trading	1,014	938	1,270
Other cash equivalents: Reverse repurchase agreements	5,721	3,613	2,538
Cash and cash equivalents at the end of the year	44,931	48,945	51,787
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 185
Consolidated Statement of Changes in Equity

			Other reserves					Non- controllin g interests
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Currency translatio n	Retained earnings
							Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	7,060	2,196	6	(1,116)	2	6,563	14,711	—	14,711
Profit after tax	—	—	—	—	—	1,596	1,596	—	1,596
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(11)	—	—	—	(11)	—	(11)
- Cash flow hedges	—	—	—	782	—	—	782	—	782
- Pension remeasurement	—	—	—	—	—	(431)	(431)	—	(431)
- Own credit adjustment	—	—	—	—	—	(11)	(11)	—	(11)
Total other comprehensive (expense)/income	—	—	(11)	782	—	(442)	329	—	329
Total comprehensive (expense)/income	—	—	(11)	782	—	1,154	1,925	—	1,925
Other	—	—	—	—	—	1	1	—	1
Dividends on ordinary shares	—	—	—	—	—	(1,538)	(1,538)	—	(1,538)
Dividends on other equity instruments	—	—	—	—	—	(133)	(133)	—	(133)
At 31 December 2023	7,060	2,196	(5)	(334)	2	6,047	14,966	—	14,966

At 1 January 2022	7,060	2,191	26	110	2	6,754	16,143	235	16,378
Profit after tax	—	—	—	—	—	1,406	1,406	17	1,423
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(20)	—	—	—	(20)	—	(20)
- Cash flow hedges	—	—	—	(1,226)	—	—	(1,226)	—	(1,226)
- Pension remeasurement	—	—	—	—	—	(456)	(456)	—	(456)
- Own credit adjustment	—	—	—	—	—	20	20	—	20
Total other comprehensive (expense)	—	—	(20)	(1,226)	—	(436)	(1,682)	—	(1,682)
Total comprehensive (expense)/income	—	—	(20)	(1,226)	—	970	(276)	17	(259)
Issue of other equity instruments	—	750	—	—	—	—	750	—	750
Disposal of non-controlling interests	—	—	—	—	—	—	—	(235)	(235)
Repurchase of other equity instruments	—	(745)	—	—	—	(5)	(750)	—	(750)
Dividends on ordinary shares	—	—	—	—	—	(1,013)	(1,013)	—	(1,013)
Dividends on other equity instruments	—	—	—	—	—	(143)	(143)	—	(143)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 31 December 2022	7,060	2,196	6	(1,116)	2	6,563	14,711	—	14,711

At 1 January 2021	7,060	2,241	29	486	2	6,030	15,848	397	16,245
Profit after tax	—	—	—	—	—	1,369	1,369	36	1,405
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(3)	—	—	—	(3)	—	(3)
- Cash flow hedges	—	—	—	(376)	—	—	(376)	—	(376)
- Pension remeasurement	—	—	—	—	—	844	844	—	844
Total other comprehensive income	—	—	(3)	(376)	—	844	465	—	465
Total comprehensive income	—	—	(3)	(376)	—	2,213	1,834	36	1,870
Issue of other equity instruments	—	450	—	—	—	—	450	—	450
Disposal of non-controlling interests	—	—	—	—	—	—	—	(181)	(181)
Repurchase of other equity instruments	—	(500)	—	—	—	—	(500)	—	(500)
Dividends on ordinary shares	—	—	—	—	—	(1,346)	(1,346)	—	(1,346)
Dividends on other equity instruments	—	—	—	—	—	(143)	(143)	—	(143)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 31 December 2021	7,060	2,191	26	110	2	6,754	16,143	235	16,378
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 186
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
Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1
‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, have been included in the Risk review section of this
Annual Report. This information forms an integral part of these financial statements by this cross reference, is marked as audited, and is covered by the
Independent auditors' report.
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
Santander UK's current climate change strategy and its view of the risks associated with climate change and the transition to a low carbon economy are reflected in its critical judgements and accounting estimates, although climate change risk did not have a material impact at 31 December 2023 and 2022, consistent with management's assessment that climate change and the transition to a low carbon economy are not currently expected to have a meaningful impact on the viability of the Santander UK group in the medium term.
At 31 December 2023 and 2022, management specifically considered the potential impact of climate change and the transition to a low carbon economy on:
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
–For mortgages in Retail & Business Banking and commercial real estate lending in Corporate & Commercial Banking, the value of property collateral might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk, or changing environmental performance standards for property.
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
Future accounting developments
At 31 December 2023, for the Santander UK group, there were no significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective, or which have otherwise not been early adopted where permitted.
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
accounting estimates'.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 187
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
Revenue recognition
a) Interest income and expense
Interest and similar income and expense are recognised in the income statement using the effective interest rate method for: all financial instruments measured at amortised cost; debt instruments measured at FVOCI; and the effective part of any related accounting hedging instruments.
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
c) Other operating income
Other operating income includes all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss
(comprising financial assets and liabilities held for trading, trading derivatives and other financial assets and liabilities at fair value through profit or loss), together with related interest income, expense, dividends, and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Other operating income also includes hedge ineffectiveness arising from fair value and cash flow hedging, income from operating lease assets, and profits and losses arising on the sales of property, plant and equipment and subsidiary undertakings.
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
Options granted under the Employee Sharesave scheme and awards granted under the Transformation Incentive Plan are accounted for as cash-settled share-
based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-
based payment transactions.
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
award and the dividend growth rate.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 188
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
Property, plant and equipment
Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment also includes operating leases where the Santander UK group is the lessor and right-of-use assets where the Santander UK group is the lessee. Internally developed software meeting the criteria set out in ‘Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment where the software is an integral part of the related computer hardware (for example, the operating system of a computer).
Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years
Right-of-use assets	Shorter of the lease term or the useful life of the underlying asset
Operating lease assets - vehicles	1 to 4 years
Depreciation is not charged on freehold land. Depreciation of operating lease assets where the Santander UK group is the lessor is described in 'Leases' below.
Financial instruments (for impairment of debt instrument financial assets see 'Critical judgements and accounting estimates: Credit impairment losses')
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
A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned. Regular way purchases and sales of financial assets measured at amortised cost are recognised on settlement date; all other regular way purchases and sales of financial assets are recognised on trade date.
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
where it contains one or more embedded derivatives which are not closely related to the host contract.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 189
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
Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.
–FVOCI – Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent SPPI, and that are not designated at FVTPL, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Other operating income’. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method.
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
Financial assets: equity instruments
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective, being instruments that do not contain a contractual obligation to pay cash and that evidence a residual interest in the issuer’s net assets. All equity investments are subsequently measured at FVTPL; management may elect, at initial recognition, to irrevocably designate an equity investment at FVOCI but has not currently done so. When this election is used, fair value gains and losses are recognised in OCI and are not subsequently reclassified to profit or loss, including on disposal. ECLs (and reversal of ECLs) are not reported separately from other changes in fair value. Dividends, when representing a return on such investments, continue to be recognised in profit or loss as other income when the right to receive payments is established. Gains and losses on equity investments at FVTPL are included in ‘Other operating income’ in the income statement.
Financial liabilities
Financial liabilities, which include deposits by banks, deposits by customers, debt securities in issue and subordinated liabilities, are classified as subsequently measured at amortised cost, except for:
–Financial liabilities at FVTPL (see Note 22): this classification is applied to derivatives and other financial liabilities designated as such at initial recognition.
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
instrument and are separately accounted for as derivatives.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 190
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
Securities lending and borrowing transactions are generally secured, with collateral in the form of securities or cash advanced or received. Securities borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.
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
Individually assessed impairments (IAIs)
We assess significant Stage 3 cases individually. We do this for Corporate & Commercial Banking cases, but not for Business Banking cases in Retail & Business
Banking which we assess collectively. To calculate the estimated loss, we estimate the future cash flows under several scenarios each of which uses case-specific factors and circumstances. We then probability-weight the net present value of the cash flows under each scenario to arrive at a weighted average provision requirement. We update our assessment process every quarter and more frequently if there are changes in circumstances that might affect the scenarios, cash flows or probabilities we apply.
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
–Recoveries
Recoveries of credit impairment charges are not included in the impairment loss allowance but are taken to income and offset against credit impairment charges. Recoveries of credit impairment charges are classified in the income statement as ‘Credit impairment charges’.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 191
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
included in Other operating income.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 192
Offsetting financial assets and liabilities
Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The Santander UK group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. These netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
Hedge accounting
The Santander UK group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, exchange rates and equity prices.
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
a) Fair value hedge accounting
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet in macro hedge of interest rate risk and recognised in the income statement. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight-line method over the period to maturity.
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
Securitisation transactions
The Santander UK group has entered into arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. The Santander UK group has also entered into synthetic securitisation arrangements, as part of significant risk transfer (SRT) transactions to reduce its risk-weighted assets, where undertakings have issued credit-linked notes, and in some cases deposited the funds raised as collateral, for credit protection in respect of specific loans and advances to customers. As the Santander
UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be recognised on the balance sheet, and a liability recognised for the proceeds of the funding transaction, or in the case of SRT transactions, collateral deposited.
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
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use (after making allowance for increases in regulatory capital requirements), including those resulting from its ultimate disposal, at a market-based discount rate on a pre-
tax basis. The recoverable amounts of goodwill have been based on value in use calculations.
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
provision is also recognised for voluntary termination of the contract by the customer, where appropriate.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 193
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
Critical judgements and accounting estimates
The preparation of Santander UK's consolidated financial statements in accordance with IFRS requires management to make judgements and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There has been no change in the inherent sensitivity of the areas of judgement in the period. Management have considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
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
risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 194
b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Litigation and other regulatory provisions in Note 29 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints. Note 31 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows.
Note 31 includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater
Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions. It also includes disclosure relating to the historical use of discretionary commission arrangements in Santander Consumer (UK) plc.
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
The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to support the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
d) Goodwill
The carrying amount of goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Santander UK undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.

Key judgements:	–Determining the basis of goodwill impairment testing and the methodology for determining the carrying value of CGUs, including the need for planning assumptions and internal capital allocations
Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
Santander UK Group undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time.
For more on each of these key judgements and estimates, see Note 20.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 195
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
–Retail & Business Banking (formerly Retail Banking) consists of two business units, Mortgages and Everyday Banking. Mortgages provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios. Everyday Banking provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
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
Retail & Business Banking delivers products through our omni-channel presence comprising branches, ATMs, telephony, digital and intermediary channels.
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
The segmental data is prepared on a statutory basis of accounting, in line with the accounting policies set out in Note 1. Transactions between segments are on normal commercial terms and conditions. Internal charges and internal UK transfer pricing adjustments are reflected in the results of each segment, and eliminate on consolidation. Revenue sharing agreements are used to allocate external customer revenues to a segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on Santander UK’s cost of wholesale funding. Interest income and interest expense have not been reported separately. The majority of segment revenues are interest income in nature and net interest income is relied on primarily to assess segment performance and to make decisions on the allocation of segment resources.
Results by segment3
For the year ended 31 December

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2023	£m	£m	£m	£m	£m
Net interest income/(expense)	3,740	156	841	(70)	4,667
Non-interest income	177	192	135	5	509
Total operating income/(expense)	3,917	348	976	(65)	5,176
Operating expenses before credit impairment charges, provisions and charges	(1,816)	(141)	(351)	(177)	(2,485)
Credit impairment charges	(150)	(15)	(40)	(1)	(206)
Provisions for other liabilities and charges	(233)	(18)	(15)	(70)	(336)
Total operating credit impairment charges, provisions and charges	(383)	(33)	(55)	(71)	(542)
Profit/(loss) from continuing operations before tax	1,718	174	570	(313)	2,149

Revenue from external customers	3,670	663	712	131	5,176
Inter-segment revenue/(expense)	247	(315)	264	(196)	—
Total operating income/(expense)	3,917	348	976	(65)	5,176

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	493	—	49	—	542
–Insurance, protection and investments	47	—	—	—	47
–Credit cards	94	—	—	—	94
–Non-banking and other fees(2)	3	25	79	11	118
Total fee and commission income	637	25	128	11	801
Fee and commission expense	(463)	(6)	(11)	(25)	(505)
Net fee and commission income/(expense)	174	19	117	(14)	296

Customer loans	182,267	5,228	17,939	1,256	206,690
Customer deposits	158,329	—	24,066	11,168	193,563

Average number of full-time equivalent staff	16,330	816	2,376	184	19,706
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Total assets and total liabilities are no longer included in reports provided to the chief operating decision maker.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 196

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2022	£m	£m	£m	£m	£m
Net interest income	3,689	180	580	23	4,472
Non-interest income/(expense)	197	195	146	(4)	534
Total operating income	3,886	375	726	19	5,006
Operating expenses before credit impairment charges, provisions and charges	(1,683)	(144)	(342)	(201)	(2,370)
Credit impairment charges	(263)	(27)	(31)	—	(321)
Provisions for other liabilities and charges	(395)	(6)	(8)	(12)	(421)
Total operating credit impairment charges, provisions and charges	(658)	(33)	(39)	(12)	(742)
Profit/(loss) from continuing operations before tax	1,545	198	345	(194)	1,894

Revenue/(expense) from external customers	4,153	513	732	(392)	5,006
Inter-segment (expense)/revenue	(267)	(138)	(6)	411	—
Total operating income	3,886	375	726	19	5,006

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	502	—	60	—	562
–Insurance, protection and investments	78	—	—	—	78
–Credit cards	95	—	—	—	95
–Non-banking and other fees(2)	2	20	77	2	101
Total fee and commission income	677	20	137	2	836
Fee and commission expense	(483)	(5)	(18)	(6)	(512)
Net fee and commission income/(expense)	194	15	119	(4)	324
31 December 2022
Customer loans	194,661	5,384	18,518	1,141	219,704
Customer deposits	161,748	—	24,798	9,930	196,476

Average number of full-time equivalent staff	15,212	531	2,336	194	18,273

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
2021	£m	£m	£m	£m	£m	£m
Net interest income/(expense)	3,374	233	397	—	(7)	3,997
Non-interest income	201	178	112	—	56	547
Total operating income	3,575	411	509	—	49	4,544
Operating expenses before credit impairment write-backs, provisions and charges	(1,703)	(163)	(365)	—	(309)	(2,540)
Credit impairment write-backs	98	33	90	—	12	233
Provisions for other liabilities and charges	(187)	4	(34)	—	(162)	(379)
Total operating credit impairment (charges)/write-backs, provisions and charges	(89)	37	56	—	(150)	(146)
Profit/(loss) from continuing operations before tax	1,783	285	200	—	(410)	1,858

Revenue/(expense) from external customers	4,061	489	619	—	(625)	4,544
Inter-segment (expense)/revenue	(486)	(78)	(110)	—	674	—
Total operating income	3,575	411	509	—	49	4,544

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	428	—	50	—	—	478
–Insurance, protection and investments	67	—	—	—	—	67
–Credit card fees	73	—	—	—	—	73
–Non-banking and other fees(2)	2	10	62	—	2	76
Total fee and commission income	570	10	112	—	2	694
Fee and commission expense	(384)	—	(22)	—	(8)	(414)
Net fee and commission income/(expense)	186	10	90	—	(6)	280

Customer loans	185,608	4,984	19,282	—	742	210,616
Customer deposits	156,991	—	26,466	—	8,719	192,176

Average number of full-time equivalent staff	16,149	670	2,281	528	216	19,844
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Total assets and total liabilities are no longer included in reports provided to the chief operating decision maker.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 197
The table below shows the relationships between Customer assets and Loans and advances to customers as presented in the Consolidated Balance Sheet.
Customer assets exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral. It also shows the relationship between customer liabilities (see above) and Deposits by customers as presented in the Consolidated Balance Sheet.

	Assets		Liabilities
	2023	2022	2023	2022
	£m	£m	£m	£m
Customer balances (gross)	206,690	219,704	193,563	196,476
Loan loss allowance	(916)	(933)	—	—
Customer balances (net)	205,774	218,771	193,563	196,476
Intercompany balances	4,488	4,165	958	1,153
Accrued interest	747	647	834	237
Other items	213	257	(206)	(553)
Loans and advances to customers / Deposits by customers	211,222	223,840	195,149	197,313
3. NET INTEREST INCOME

			Group
	2023	2022	2021
	£m	£m	£m
Interest and similar income:
Loans and advances to customers	8,888	5,854	4,685
Loans and advances to banks	1,865	651	54
Reverse repurchase agreements – non-trading	625	149	35
Other	475	168	56
Total interest and similar income(1)	11,853	6,822	4,830
Interest expense and similar charges:
Deposits by customers	(3,283)	(827)	(331)
Deposits by banks	(1,167)	(496)	(23)
Repurchase agreements – non-trading	(538)	(120)	(3)
Debt securities in issue	(2,024)	(795)	(372)
Subordinated liabilities	(169)	(108)	(92)
Other	(5)	(4)	(12)
Total interest expense and similar charges(2)	(7,186)	(2,350)	(833)
Net interest income	4,667	4,472	3,997
(1)Includes £230m (2022: £87m, 2021: £22m) of interest income on financial assets at FVOCI.
(2)Includes £707m (2022: £6m, 2021: £317m) of interest expense on the effective part of derivatives hedging debt issuances and £3m (2022: £3m, 2021: £3m) of interest expense on lease liabilities.
4. NET FEE AND COMMISSION INCOME

			Group
	2023	2022	2021
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	542	562	478
Insurance, protection and investments	47	78	67
Credit cards	94	95	73
Non-banking and other fees(1)	118	101	76
Total fee and commission income	801	836	694
Total fee and commission expense	(505)	(512)	(414)
Net fee and commission income	296	324	280
(1)    Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 198
5. OTHER OPERATING INCOME

			Group
	2023	2022	2021
	£m	£m	£m
Net (losses) on financial instruments designated at fair value through profit or loss(1)	(33)	(74)	(68)
Net gains on financial instruments mandatorily at fair value through profit or loss(2)	42	84	50
Hedge ineffectiveness	18	28	8
Net profit on sale of financial assets at fair value through other comprehensive income	—	—	6
Income from operating lease assets	118	129	136
Other	68	43	135
	213	210	267
(1)Net (losses) on financial instruments designated at fair value through profit or loss include losses of £24m on deposits (2022: £35m gains, 2021 £18m losses), losses of £32m on debt securities (2022: £31m gains, 2021: £nil).
(2)Net gains on financial instruments mandatorily at fair value through profit or loss include gains of £5m on debt securities (2022: £13m gains, 2021: £10m losses).
Net gains on financial instruments mandatorily at FVTPL includes fair value losses of £12m (2022: gains of £14m, 2021: losses of £15m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item and amounted to gains of £12m (2022: losses of £14m, 2021: gains of £15m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £nil (2022: £nil , 2021:
£nil ).

			Group
	2023	2022	2021
	£m	£m	£m
Exchange rate differences in the consolidated income statement on items not at fair value through profit and loss	1,215	(2,147)	215
These are principally offset by related releases from the cash flow hedge reserve	(1,231)	2,130	(357)
In 2023, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises. For more, see
Note 27.
In 2022, Other includes £7m of losses on the sale of property under our transformation programme. In 2021, Other includes £73m of property gains from the sale of our London head office and branch properties.
6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES, PROVISIONS
AND CHARGES
For the year ended 31 December

			Group
	2023	2022	2021
	£m	£m	£m
Staff costs:
Wages and salaries	854	761	759
Performance-related payments	164	173	184
Social security costs	116	112	113
Pensions costs: – defined contribution plans	71	60	65
–defined benefit plans	13	28	38
Other share-based payments	4	1	1
Other personnel costs	42	44	42
	1,264	1,179	1,202
Other administration expenses	931	894	831
Depreciation, amortisation and impairment	290	297	507
	2,485	2,370	2,540
Staff costs
Performance-related payments’ include bonuses paid in cash and share awards granted under the arrangements described in Note 36. Included in this are equity-
settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Shares awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2023			Costs expected to be recognised in 2024 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	3	4	7	5	7	12
Shares	2	5	7	4	7	11
	5	9	14	9	14	23

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 199
The following table shows the amount of bonus awarded to employees for the performance year 2023. In the case of deferred cash and shares awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which the awards are subject. The deferred shares award amount is based on the fair value of the awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m
Cash award – not deferred	142	148	—	—	142	148
–deferred	7	8	12	14	19	22
Shares award – not deferred	8	9	—	—	8	9
–deferred	7	8	11	14	18	22
Total discretionary bonus	164	173	23	28	187	201
Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-
based payments. For more, see Note 36.
The average number of full-time equivalent staff was 19,706 (2022: 18,273, 2021: 19,844).
Depreciation, amortisation and impairment
In 2023, depreciation, amortisation and impairment included depreciation of £64m (2022: £73m, 2021: £81m) on operating lease assets (where the Santander UK group is the lessor) with a carrying amount of £488m at 31 December 2023 (2022: £577m, 2021: £595m). It also included depreciation of £30m (2022: £19m,
2021: £20m) on right-of-use assets with a carrying amount of £93m at 31 December 2023 (2022: £115m, 2021: £119m).
Other administration expenses includes £19m (2022: £21m, 2021: £23m) related to short-term leases.
In 2023, depreciation, amortisation and impairment included an impairment charge of £25m (2022: £10m, 2021: £88m) associated with branch and head office site closures as part of the transformation programme. For more, see Note 21.
7. AUDIT AND OTHER SERVICES

			Group
	2023	2022	2021
	£m	£m	£m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual accounts	15.0	12.8	12.1
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
–Audit of the Santander UK group’s subsidiaries	0.7	0.8	1.2
Total audit fees(1)	15.7	13.6	13.3
Non-audit fees:
Audit-related assurance services	2.3	1.9	1.7
Other assurance services	0.8	0.8	0.5
Other non-audit services	0.2	0.2	0.2
Total non-audit fees	3.3	2.9	2.4
(1)  2023 audit fees included £0.7m (2022: £0.6m, 2021: £1.2m) which related to the prior year.
Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.6m (2022: £0.6m, 2021: £0.5m).
Audit-related assurance services mainly comprised services performed in connection with review of the financial information of the Company and reporting to the
Company's UK regulators.
Other assurance services mainly comprised services performed in support of various debt issuance programmes.
Of the total non-audit fees, £1.7m (2022: £1.5m, 2021: £1.2m) accords with the definition of 'Audit Fees' per US Securities and Exchange Commission (SEC)
guidance, £1.6m (2022: £1.4m, 2021: £1.2m) accords with the definition of 'Audit related fees' per that guidance and £37,000 (2022: £nil, 2021: £nil) accords with the definition of 'All other fees' per that guidance.
In 2023, the Company’s auditors earned no fees (2022: £nil, 2021: £27,000 fees) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.
In 2023, the Company's auditors earned £1.6m (2022: £1.6m, 2021: £1.4m), in relation to incremental work undertaken in support of the audit of Banco Santander
SA.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 200
8. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the year ended 31 December

			Group
	2023	2022	2021
	£m	£m	£m
Credit impairment charges/(write-backs):
Loans and advances to customers	192	249	(186)
Recoveries of loans and advances, net of collection costs	10	36	(17)
Off-balance sheet credit exposures (See Note 29)	4	36	(30)
	206	321	(233)
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 29)	335	424	388
Releases for residual value and voluntary termination	1	(3)	(9)
	336	421	379
	542	742	146
In 2023, 2022 and 2021 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.
9. TAXATION

			Group
	2023	2022	2021
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	474	524	400
Adjustments in respect of prior years	(23)	(88)	(30)
Total current tax	451	436	370
Deferred tax:
Charge/(credit) for the year	109	(30)	101
Adjustments in respect of prior years	(7)	65	14
Total deferred tax	102	35	115
Tax on profit from continuing operations	553	471	485
The standard rate of UK corporation tax was 28% for banking entities and 24% for non-banking entities (2022: 27% for banking entities and 19% for non-banking entities; 2021: 27% for banking entities and 19% for non-banking entities) following the introduction of a surcharge on banking companies in 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
The Santander UK group’s effective tax rate for 2023 was 25.7% (2022: 24.9%, 2021: 26.1%). The tax on profit from continuing operations before tax differs from the theoretical amount that would arise using the basic corporation tax rate as follows:
For the year ended 31 December

			Group
	2023	2022	2021
	£m	£m	£m
Profit from continuing operations before tax	2,149	1,894	1,858
Tax calculated at a tax rate of 23.5% (2022:19%, 2021: 19%)	505	360	353
Bank surcharge on profits	84	123	106
Non-deductible preference dividends paid	9	9	9
Non-deductible UK Bank Levy	10	13	14
Non-deductible conduct remediation, fines and penalties	13	48	6
Other non-deductible costs and non-taxable income	(5)	20	33
Effect of change in tax rate on deferred tax provision	2	(28)	8
Tax relief on dividends in respect of other equity instruments	(35)	(40)	(40)
Adjustment to prior year provisions	(30)	(34)	(4)
Tax on profit from continuing operations	553	471	485
On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK to implement the OECD Pillar Two model rules and which introduces a global minimum effective tax rate of 15% with effect from 1 January 2024. Santander UK will therefore fall within the scope of these rules from 2024.
However, since this legislation does not apply to earlier periods, Santander UK has no related current tax exposure in 2023. Santander UK has also applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to
IAS 12 issued in May 2023.
Santander UK continues to assess its exposure to the Pillar Two legislation for when it comes into effect. This assessment currently indicates that there should be no impact on the UK activities but that an additional top up tax will apply to its operations in Jersey and the Isle of Man where both the statutory rate and effective tax rates are expected to be 10% for 2024. The effect on the Santander UK tax charge for 2024 is not expected to be material.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 201
Current tax assets and liabilities
Movements in current tax assets and liabilities during the year were as follows:

		Group
	2023	2022
	£m	£m
Assets	484	351
At 1 January	484	351
Income statement charge (including discontinued operations)	(451)	(436)
Other comprehensive income (charge)/credit	(70)	159
Corporate income tax received	539	397
Other movements	5	13
	507	484
Assets	507	484
At 31 December	507	484
The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities, the effects of movements in deferred tax, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.
Santander UK proactively engages and cooperates with relevant tax authorities in their oversight of the company's tax matters. The accounting policy for recognising provisions for any tax risks identified is described in Note 1. It is not expected that there will be any material movement in such provisions within the next 12 months.
The Santander UK group has applied the UK’s Code of Practice on Taxation for Banks following its adoption in 2010. For more information, see our Taxation
Strategy on our website aboutsantander.co.uk.
Deferred tax
The table below shows the deferred tax balances including the movement in the deferred tax account during the year. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group has the legal right to offset and intends to settle on a net basis.

							Group
	Fair value of financial instruments	Pension remeasurement	Cash flow hedges	Fair value reserve	Tax losses carried forward	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	27	(290)	305	(2)	—	35	(105)	(30)
Income statement (charge)/credit	(35)	(63)	—	—	—	(17)	13	(102)
Transfers/reclassifications	—	2	(2)	—	—	—	—	—
Credited/(charged) to other comprehensive income	—	167	(232)	5	—	—	4	(56)
At 31 December 2023	(8)	(184)	71	3	—	18	(88)	(188)

At 1 January 2022	(123)	(508)	(7)	(12)	8	68	1	(573)
Income statement credit/(charge)	150	(49)	—	—	(7)	(33)	(96)	(35)
Transfers/reclassifications	—	—	3	(1)	(1)	—	(1)	—
Credited/(charged) to other comprehensive income	—	267	309	11	—	—	(9)	578
At 31 December 2022	27	(290)	305	(2)	—	35	(105)	(30)
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
recognised. There are £nil unrecognised deferred tax assets on capital losses carried forward (2022: £nil).
10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:

			Group			Group
	2023	2022	2021	2023	2022	2021
	Pence per share	Pence per share	Pence per share	£m	£m	£m
In respect of current year – first interim	5.86	5.62	4.05	414	397	286
– second interim	15.92	8.73	15.01	1,124	616	1,060
	21.78	14.35	19.06	1,538	1,013	1,346
In 2023 an interim dividend of £1,538m (2022: £1,013m, 2021: £1,346m) was paid on the Company's ordinary shares in issue. In 2023, £750m (2022: £300m) of the dividend was a special dividend. These were paid following review and approval by the Board in line with our dividend policy.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 202
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
b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2023			2022
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	13,536	92	241	14,769	320	299
Interest rate contracts	28,806	398	626	31,599	473	792
Equity and credit contracts	810	143	25	954	142	25
Total derivatives held for trading	43,152	633	892	47,322	935	1,116
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	1,145	29	2	538	12	4
Interest rate contracts	107,753	1,276	843	77,885	1,776	411
	108,898	1,305	845	78,423	1,788	415
Designated as cash flow hedges:
Exchange rate contracts	21,618	1,008	290	26,035	1,717	186
Interest rate contracts	51,881	554	911	25,971	164	1,463
Equity derivative contracts	59	19	—	51	8	1
	73,558	1,581	1,201	52,057	1,889	1,650
Total derivatives held for hedging	182,456	2,886	2,046	130,480	3,677	2,065
Derivative netting(1)	—	(2,047)	(2,047)	—	(2,173)	(2,173)
Total derivatives	225,608	1,472	891	177,802	2,439	1,008
(1)Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was
£472m (2022: £1,368m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £12m (2022: £70m).
At 31 December 2023, the fair value of derivative assets included amounts due from Banco Santander group entities of £802m (2022: £1,346m) and the fair value of derivative liabilities included amounts due to Banco Santander group entities of £298m (2022: £246m).
For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 40.
The table below analyses the notional and fair values of derivatives by trading and settlement method.

Notional
	Traded over the counter			Asset		Liability
	Settled by central counterparties	Not settled by central counterparties	Total		Traded over the counter		Traded over the counter
2023	£m	£m	£m		£m		£m
Exchange rate contracts	—	36,299	36,299		1,129		533
Interest rate contracts	174,460	13,980	188,440		181		333
Equity and credit contracts	—	869	869		162		25
	174,460	51,148	225,608		1,472		891

2022
Exchange rate contracts	—	41,342	41,342		2,049		489
Interest rate contracts	124,638	10,817	135,455		240		493
Equity and credit contracts	—	1,005	1,005		150		26
	124,638	53,164	177,802		2,439		1,008

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 203
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
Micro hedges of interest rate risk and foreign currency risk
Santander UK accesses international markets to obtain funding, to issue fixed rate debt or to invest in fixed rate debt of other issuers as part of maintaining a portfolio of HQLA (High Quality Liquid Assets) in its functional currency and other currencies. We are therefore exposed to changes in fair value due to changes in market interest rates and/or foreign exchange rates, principally in USD and EUR, which we mitigate through the use of receive fixed/pay floating rate interest rate swaps and/or receive fixed/pay floating rate cross currency swaps.
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
Hedges of foreign currency risk
As Santander UK obtains funding in international markets, we assume significant foreign currency risk exposure, mainly in USD and EUR. In addition, Santander
UK also holds debt securities for liquidity purposes which assumes foreign currency exposure, principally in JPY and CHF.
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
The equity price risk is the change in cash flows arising from the change in share price over time. Santander UK established the hedge ratio by matching the notional of the derivative with the notional of the employee share options being hedged. Effectiveness is assessed using the Dollar Offset method by comparing the actual changes in the intrinsic value of the hedging instruments and the actual changes in the intrinsic value of the hedged item which have resulted from the actual movements in the Banco Santander share price.
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
cash settled share-based transactions, it can also arise due to changes in the expected number of Sharesave options to be exercised.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 204
Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2023	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	3,612	7,141	32,241	60,803	3,008	106,805
	Average fixed interest rate - GBP	2.38%	3.19%	3.42%	3.89%	3.99%
	Average fixed interest rate - EUR	1.14%	0.18%	0.45%	0.21%	3.92%
	Average fixed interest rate - USD	2.60%	2.46%	4.23%	1.36%	4.91%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	18	—	1,041	86	1,145
	Interest rate contracts - Nominal amount (£m)	—	18	—	844	86	948
	Average GBP - EUR exchange rate	—	1.11	—	1.16	1.15
	Average GBP - USD exchange rate	—	—	—	1.32	—
	Average fixed interest rate - EUR	—	—	—	2.77%	3.48%
	Average fixed interest rate - USD	—	—	—	4.83%	—
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	911	3,083	13,671	27,715	1,219	46,599
	Average fixed interest rate - GBP	5.06%	3.05%	5.38%	3.84%	3.45%
FX risk	Exchange rate contracts - Nominal amount (£m)	927	3,238	2,692	9,447	588	16,892
	Interest rate contracts - Nominal amount (£m)	—	2,199	—	—	942	3,141
	Average GBP - JPY exchange rate	154.14	153.95	167.85	—	—
	Average GBP - CHF exchange rate	1.09	1.09	1.09	1.12	1.12
	Average GBP - EUR exchange rate	—	1.20	1.17	1.18	—
	Average GBP - USD exchange rate	—	1.39	—	1.28	1.39
Equity risk	Equity derivative contracts - Nominal amount (£m)	—	—	7	50	2	59
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	87	785	500	2,896	458	4,726
	Interest rate contracts - Nominal amount (£m)	—	—	—	1,975	166	2,141
	Average GBP - EUR exchange rate	1.18	—	1.25	1.20	1.19
	Average GBP - USD exchange rate	—	1.66	—	1.38	1.54
	Average fixed interest rate - GBP	2.57%	2.54%	2.96%	2.42%	4.81%

2022
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	2,210	4,468	21,678	45,451	3,808	77,615
	Average fixed interest rate - GBP	2.58%	0.88%	0.56%	2.07%	3.78%
	Average fixed interest rate - EUR	1.77%	1.60%	0.77%	0.28%	3.09%
	Average fixed interest rate - USD	1.35%	3.47%	3.51%	2.00%	4.92%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	66	465	7	538
	Interest rate contracts - Nominal amount (£m)	—	—	—	263	7	270
	Average GBP - EUR exchange rate	—	—	1.20	1.16	1.10
	Average GBP - USD exchange rate	—	—	—	1.19	—
	Average fixed interest rate - EUR	—	—	3.42%	2.06%	—
	Average fixed interest rate - USD	—	—	—	4.63%	—
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	1,042	2,191	1,940	13,060	1,076	19,309
	Average fixed interest rate - GBP	1.77%	2.29%	1.98%	2.35%	1.84%
FX risk	Exchange rate contracts - Nominal amount (£m)	2,301	3,135	2,381	10,606	1,163	19,586
	Interest rate contracts - Nominal amount (£m)	415	—	—	2,325	997	3,737
	Average GBP - JPY exchange rate	—	157.45	160.04	—	—
	Average GBP - CHF exchange rate	—	1.13	—	—	—
	Average GBP - EUR exchange rate	—	—	1.12	1.18	1.17
	Average GBP - USD exchange rate	1.22	1.25	1.17	1.31	1.39
Equity risk	Equity derivative contracts - Nominal amount (£m)	—	—	6	43	2	51
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	1,173	4,626	650	6,449
	Interest rate contracts - Nominal amount (£m)	—	—	585	2,132	208	2,925
	Average GBP - EUR exchange rate	—	—	1.19	1.21	1.20
	Average GBP - USD exchange rate	—	—	1.60	1.50	1.54
	Average fixed interest rate - GBP	—	—	3.27%	2.58%	4.59%

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 205
Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2023	2022	2021
	£m	£m	£m
Fair value hedging:
(Losses)/gains on hedging instruments	(1,878)	2,371	846
Gains/(losses) on hedged items attributable to hedged risks	1,893	(2,307)	(804)
Fair value hedging ineffectiveness	15	64	42
Cash flow hedging ineffectiveness	3	(36)	(34)
	18	28	8
Hedge ineffectiveness can be analysed by risk category as follows:

									Group
			2023			2022			2021
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
Fair value hedges:	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	(1,864)	1,874	10	2,382	(2,324)	58	868	(838)	30
Interest rate/FX risk	(14)	19	5	(11)	17	6	(22)	34	12
	(1,878)	1,893	15	2,371	(2,307)	64	846	(804)	42

					Group
		Hedging Instruments		Recognised in income statement	Reclassified from reserves to income
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI
Cash flow hedges:		£m	£m	£m	£m
2023
Interest rate risk	Net interest income	449	(447)	2	(464)
FX risk	Net interest income/other operating income	(375)	377	2	(392)
Equity risk	Operating expenses	20	(20)	—	13
Interest rate/FX risk	Net interest income/other operating income	(238)	237	(1)	(388)
		(144)	147	3	(1,231)
2022
Interest rate risk	Net interest income	(1,150)	1,150	—	(96)
FX risk	Net interest income/other operating income	1,602	(1,602)	—	1,691
Equity risk	Operating expenses	2	(2)	—	2
Interest rate/FX risk	Net interest income/other operating income	(54)	18	(36)	533
		400	(436)	(36)	2,130
2021
Interest rate risk	Net interest income	(312)	306	(6)	70
FX risk	Net interest income/other operating income	(54)	54	—	(158)
Equity risk	Operating expenses	(1)	1	—	2
Interest rate/FX risk	Net interest income/other operating income	(542)	514	(28)	(273)
		(909)	875	(34)	(359)
In 2023, cash flow hedge accounting of £nil (2022: £10m) had to cease due to the hedged cash flows no longer being expected to occur.
The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2023	2022
	£m	£m
Balance at 1 January	(1,561)	133
Effective portion of changes in fair value:
– Interest rate risk	447	(1,150)
– Foreign currency risk	(377)	1,602
– Equity risk	20	2
– Interest rate/foreign currency risk	(237)	(18)
	(147)	436
Income statement transfers:
– Interest rate risk	464	96
– Foreign currency risk	392	(1,691)
– Equity risk	(13)	(2)
– Interest rate/foreign currency risk	388	(533)
	1,231	(2,130)
Balance at 31 December	(477)	(1,561)

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 206
Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2023					2022
		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	73,270	—	(622)	(435)	1,969	60,783	—	(2,637)	(651)	(2,708)
Other financial assets at amortised cost	152	1	(8)	(8)	5	156	—	(12)	2	(14)
Reverse repurchase agreements – non trading	6,186	—	—	—	4	4,045	—	(5)	(1)	—
Other financial assets at FVOCI	2,013	(113)	—	(131)	82	2,325	(200)	—	35	(227)
Deposits by customers	(15,052)	—	(10)	—	(15)	(1,394)	—	5	—	5
Debt securities in issue	(5,065)	162	(75)	(114)	(170)	(5,210)	355	(95)	(172)	566
Subordinated liabilities	(522)	(27)	(1)	(42)	(1)	(250)	(27)	(6)	(62)	54
Interest rate/FX risk:
Other financial assets at FVOCI	989	4	—	—	12	237	(21)	—	1	(9)
Debt securities in issue	(214)	(14)	—	(24)	8	(290)	(18)	—	(37)	27
Subordinated liabilities	—	—	—	—	(1)	1	1	—	1	(1)
	61,757	13	(716)	(754)	1,893	60,403	90	(2,750)	(884)	(2,307)

						Group
			2023			2022
	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:
Loans and advances to customers	(163)	(455)	1	925	(999)	(1)
Cash and balances at central banks	(283)	100	(76)	233	(274)	(106)
Deposits by banks	(1)	(1)	—	(8)	7	—
FX risk:
Other financial assets at FVOCI	(253)	1	—	—	(6)	—
Not applicable – highly probable forecast transactions	88	1	—	(349)	2	—
Deposits by customers	(21)	—	—	(74)	—	—
Debt securities in issue	605	(9)	—	(1,142)	(19)	(2)
Repurchase agreements - non trading	(42)	—	—	(37)	—	—
Equity risk:
Other liabilities	(20)	10	—	(2)	3	—
Interest rate/FX risk:
Debt securities in issue/loans and advances to customers	194	(114)	—	55	(244)	(3)
Subordinated liabilities/loans and advances to customers	43	(10)	52	(37)	(31)	77
	147	(477)	(23)	(436)	(1,561)	(35)

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 207
12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2023	2022
	£m	£m
Loans and advances to customers:
Loans to housing associations	8	4
Other loans	347	335
	355	339
Debt securities	168	16
Other debt instruments	49	69
Equity securities	30	10
	602	434
In 2023, Santander UK revalued a portfolio of unlisted equity securities held at fair value through profit or loss in Santander Equity Investments Limited (SEIL)
ahead of the sale of part of the portfolio, resulting in a gain of £46m.
For the Santander UK group, other financial assets at FVTPL comprised £317m (2022: £312m) of financial assets designated at FVTPL and £285m (2022:
£122m) of financial assets mandatorily held at FVTPL.
Loans and advances to customers principally represent other loans, being a portfolio of roll-up mortgages and deferred consideration. These are managed, and have their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at FVTPL.
The net loss in the year attributable to changes in credit risk for loans and advances at FVTPL was £nil (2022: £1m, 2021: £nil). The cumulative net loss attributable to changes in credit risk for loans and advances at FVTPL at 31 December 2023 was £3m (2022: £3m, 2021: £2m).
13. LOANS AND ADVANCES TO CUSTOMERS

		Group
	2023	2022
	£m	£m
Loans secured on residential properties	176,495	188,282
Corporate loans	18,454	19,057
Finance leases	4,530	4,645
Other unsecured loans	7,232	7,742
Accrued interest and other adjustments	960	904
Amounts due from fellow Banco Santander subsidiaries and joint ventures	4,488	4,165
Loans and advances to customers	212,159	224,795
Credit impairment loss allowances on loans and advances to customers	(916)	(933)
Residual value and voluntary termination provisions on finance leases	(21)	(22)
Net loans and advances to customers	211,222	223,840
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.
Finance lease and hire purchase contract receivables may be analysed as follows:

	Group
	2023			2022
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	1,502	(216)	1,286	1,493	(182)	1,311
Later than one year and not later than two years	1,426	(208)	1,218	1,367	(168)	1,199
Later than two years and not later than three years	1,331	(194)	1,137	1,190	(147)	1,043
Later than three years and not later than four years	882	(129)	753	1,044	(129)	915
Later than four years and not later than five years	99	(14)	85	143	(18)	125
Later than five years	60	(9)	51	59	(7)	52
	5,300	(770)	4,530	5,296	(651)	4,645

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 208
The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers.
Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,830m (2022: £1,761m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of nil (2022: £nil, 2021: £nil) was earned in the year, which was classified in ‘Interest and similar income’. Finance income on the net investment in finance leases was £266m (2022: £230m, 2021:
£243m).
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
At 31 December 2023 and 2022, the Santander UK group had contracted with lessees for the following future undiscounted minimum lease payments receivable under operating leases.

	Group
	2023	2022
	£m	£m
No later than one year	29	31
Later than one year and not later than two years	26	28
Later than two years and not later than three years	19	23
Later than three years and not later than four years	14	13
Later than four years and not later than five years	7	11
Later than five years	19	22
	114	128
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
ii) Other securitisation structures
The Santander UK group also makes use of auto loan securitisations, whereby a pool of auto loans originated by a member of the Santander UK group is sold to a special purpose vehicle by the asset originator. The special purpose vehicle funds the purchase of the auto loans by issuing asset-backed securities to third-
party investors. A proportion of the securities are also retained by members of the Santander UK group. Members of the Santander UK group also receive payments from the special purpose vehicle in respect of fees for administering the auto loans, and payment of deferred consideration for the sale of the auto loans. The seller has no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by the seller at the time of transfer are breached and, in certain cases, if there has been a subsequent variation in the terms of the underlying auto loan not permitted under the sale agreement.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 209
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
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2023 and 2022 are listed below.

	Gross assets		External notes in issue		Notes issued to Santander UK plc/subsidiaries as collateral
	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	3,242	1,646	2,119	790	300	176
–Fosse	2,048	2,028	100	100	1,382	1,365
	5,290	3,674	2,219	890	1,682	1,541
Other asset-backed securitisation structures:
–Motor	—	6	—	7	—	—
–Repton	757	—	550	—	—	—
	757	6	550	7	—	—
Total securitisation programmes	6,047	3,680	2,769	897	1,682	1,541
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	21,880	21,304	15,000	15,205	—	—
Total securitisation and covered bond programmes	27,927	24,984	17,769	16,102	1,682	1,541
The following table sets out the internal and external issuances and redemptions in 2023 and 2022 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	2023	2022	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	241	—	1,500	600	121	100	186	200
–Fosse	—	—	—	—	—	—	—	200
Other asset-backed securitisation structures:
–Motor	—	—	—	—	—	—	7	33
–Repton	—	—	550	—	—	—	—	—
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	1,100	—	1,844	4,200	16	100	1,897	1,700
	1,341	—	3,894	4,800	137	200	2,090	2,133
During 2023, the remaining asset-backed notes from the Motor securitisation structure were redeemed. In 2023 Repton 2023-1 Limited borrowed £550m through an asset-backed variable funding note facility. Repayment of this will begin in 2025.
Holmes Funding Ltd has a beneficial interest of £2,396m (2022: £796m) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1,393m (2022: £1,465m) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
The Holmes securitisation companies have cash deposits of £80m (2022: £112m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.
The Fosse securitisation companies have cash deposits of £108m (2022: £108m), which have been accumulated to finance the redemption of a number of securities issued by Fosse securitisation companies. The share of Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 210
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
The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2023		2022
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	14	(14)	120	(128)
Securities lending agreements	3,136	(2,735)	2,871	(2,509)
Securitisations (See Notes 14 and 26)	6,047	(2,769)	3,680	(897)
	9,197	(5,518)	6,671	(3,534)
16. REVERSE REPURCHASE AGREEMENTS – NON-TRADING

		Group
	2023	2022
	£m	£m
Agreements with banks	2,397	885
Agreements with customers	10,071	6,463
	12,468	7,348
17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2023	2022
	£m	£m
Asset backed securities	—	—
Debt securities	152	156
	152	156
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.
18. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE
INCOME

		Group
	2023	2022
	£m	£m
Debt securities	8,481	6,024
	8,481	6,024
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 211
19. INTERESTS IN OTHER ENTITIES

		Group
	2023	2022
	£m	£m
Joint Ventures	245	252
	245	252
The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated and domiciled in the UK and a number of subsidiaries and joint ventures held directly and indirectly by it.
Details of subsidiaries and joint ventures are set out in the Shareholder Information section and form an integral part of these financial statements.
Details of subsidiaries benefitting from an audit exemption according to section 479A of the Companies Act 2006 are also set out in the Shareholder Information section and form an integral part of these financial statements.
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
Motor Securities 2018-1 Designated Activity Company (Motor 2018)
Motor 2018 is a credit protection entity, and a Designated Activity Company limited by shares, incorporated in Ireland. It issued a series of credit linked notes varying in seniority which referenced a portfolio of Santander UK group auto loans. Concurrently, this entity sold credit protection to SCUK in respect of the referenced loans and, in return for a fee, was liable to make protection payments to SCUK upon the occurrence of a credit event in relation to any of the referenced loans. Motor 2018 is consolidated as Santander UK held a variable interest by retaining the junior tranche of notes issued by the entity. The outstanding notes were redeemed and the transaction terminated in 2023.
b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. In 2023, Santander UK’s share in the profit after tax of its joint ventures was £43m
(2022: £36m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2023, the carrying amount of Santander UK’s interest was £245m (2022: £252m). At 31 December 2023 and 2022, the joint ventures had no commitments and contingent liabilities.
c) Interests in unconsolidated structured entities
Structured entities sponsored by the Santander UK group
Santander UK has interests in structured entities which it sponsors but does not control. Santander UK considers itself a sponsor of a structured entity when it facilitates the establishment of the structured entity. Other than as set out below, no significant judgements were required with respect to control or significant influence. The structured entities sponsored but not consolidated by Santander UK are as follows:
i) Santander (UK) Common Investment Fund (the Fund)
The Fund is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by
Santander UK, but its assets of £8,551m (2022: £8,646m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 30. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established four (2022: four) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans.
Santander UK has no holdings in senior credit linked notes (2022: £180m). Junior credit linked notes, which amounted to £185m (2022: £465m), are all held by third party investors and suffer the first losses incurred in the referenced portfolios. Funds raised by the sale of the credit linked notes are deposited with
Santander UK as collateral for the credit protection.
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
value of the interests held in these entities represents the maximum exposure to loss.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 212
20. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Carrying amount
	£m	£m	£m
At 31 December 2022 and 1 January 2023 and 31 December 2023	1,285	(86)	1,199
Impairment of goodwill
In 2023 and 2022, no impairment of goodwill was recognised. Goodwill is tested for impairment annually, or more frequently, if reviews identify an impairment indicator or when events or changes in circumstances dictate. Goodwill is tested for impairment annually at 31 December, with a review for impairment indicators at 30 June.
The annual review identified that the risks of ongoing global conflicts, places increasing uncertainty on the UK economic trajectory, and its potential impact on the carrying value of goodwill as impairment indicators for all cash-generating units (CGUs). As a result, management updated the impairment test at 31 December
2023 for all CGUs.
Basis of the recoverable amount
The recoverable amount of all CGUs was determined based on its value in use (VIU) methodology at each testing date. For each CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each CGU are set out below. The
Retail & Business Banking segment consists of the Private Banking CGU and the rest of Retail & Business Banking, known as the Personal Financial Services
CGU.
Carrying amount of Goodwill by CGU and key assumptions in the VIU calculation

	Goodwill		Discount rate		Growth rate beyond initial cash flow projections
	2023	2022	2023	2022	2023	2022
CGU	£m	£m	%	%	%	%
Personal Financial Services	1,169	1,169	16.7	16.6	1.6	1.6
Private Banking	30	30	14.6	15.3	1.6	1.6
	1,199	1,199
The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macroeconomic outlook. For the goodwill impairment tests conducted at 31 December 2023, the determination of the carrying amount of the
Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2026. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of recent events in the UK economic environment on the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2023, see the Credit risk – Santander UK group level section of the Risk review. The cash flow projections take into account the likely impact of recent changes to the
BoE Bank Rate, inflation and also consider the impact of future climate change.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2023.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (CAPM) and calculated on a post-tax basis. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The inputs to the CAPM are observable on a post-tax basis. In determining the discount rate, management has identified the cost of equity associated with market participants that closely resemble our CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. The Private Banking CGU has a different discount rate compared to the Personal Financial Services CGU because different market participants closely resemble each CGU.
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
Goodwill arising on the acquisition of Personal Financial Services and Private Banking
The VIU of each CGU remains higher than the carrying value of the related goodwill. The VIU review at 31 December 2023 did not indicate the need for an impairment in the Company’s goodwill balances. Management considered the level of headroom and the uncertainty relating to the respective estimates of the
VIU for those CGUs but determined that there was a sufficient basis to conclude that no impairment was required.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 213
Sensitivities of key assumptions in calculating the value in use
At 31 December 2023 and 31 December 2022, the VIU of the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount.
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
other assumptions and could result in a larger or smaller overall impact.
Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	Cash flow projections	–BoE Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Higher interest rate environment impact on customer affordability –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 10% (2022: 5%).
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points (2022: 100 basis points).
	GDP growth rate	–High oil / gas prices –Elevated wage growth –Weak productivity –Large government debt burden –Fragile business and consumer confidence
–Inflation and interest rates stay higher
for longer, hitting the disposable
income of our customers
–Affects the profitability of our
customers
–Limits the scope for tax cuts, hitting
the disposable income of our
customers
–Affects business and consumer
spending decisions of our customers
–GDP Growth rate decreases by 10% (2022: 10% )
At 31 December 2023 and 31 December 2022, a reasonably possible change in the key assumptions in relation to the VIU calculation for the goodwill balance in the Personal Financial Services CGU would have resulted in a reduction in headroom as follows.

		Reduction in headroom
		2023	2022
CGU	Reasonably possible change	£m	£m
Personal Financial Services	Cash flow projections decrease by 10% (2022: 5%)	(818)	(538)
	Discount rate increases by 100 basis points (2022: 100 basis points)	(663)	(887)
	GDP Growth rate decreases by 10% (2022: 10%)	(19)	(31)
Sensitivity of Value in use changes to current assumptions to achieve nil headroom
Although there was no impairment of goodwill relating to the Personal Financial Services CGU or the Private Banking CGU at 31 December 2023, the test for the
Personal Financial Services CGU remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
In 2023, there was a decrease in headroom arising from a decline in cash flow forecasts, this is partially offset by a decrease to RWAs which has led to a reduction in the required CET1 capital requirement.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2023	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in GDP growth rate	Decrease in cash flows
CGU	£m	£m	£m	bps	%	%
Personal Financial Services	7,513	8,178	665	101	4	8

2022
Personal Financial Services	8,860	10,752	1,892	239	13	18

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 214
b) Other intangibles

			Group
	Cost	Accumulated amortisation / impairment	Carrying amount
	£m	£m	£m
At 1 January 2023	1,272	(921)	351
Additions	114	—	114
Disposals	(36)	36	—
Charge	—	(116)	(116)
At 31 December 2023	1,350	(1,001)	349

At 1 January 2022	1,346	(1,004)	342
Additions	112	—	112
Disposals	(186)	186	—
Charge	—	(100)	(100)
Impairment	—	(3)	(3)
At 31 December 2022	1,272	(921)	351
Other intangibles which consist of computer software, include computer software under development of £157m (2022: £149m), of which £35m is internally generated (2022: £33m).
The impairment charge of £nil (2022: £3m) relates to computer software no longer expected to yield future economic benefits as it has become obsolete.
21. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(1)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2023	893	831	79	722	272	2,797
Additions	89	88	1	85	31	294
Reclassification (to)/from assets held for sale	8	—	—	—	—	8
Disposals	(66)	(29)	(5)	(172)	(35)	(307)
At 31 December 2023	924	890	75	635	268	2,792
Accumulated depreciation:
At 1 January 2023	271	625	73	145	157	1,271
Charge for the period	17	63	1	64	30	175
Impairment during the period	—	—	—	—	(11)	(11)
Disposals	(61)	(26)	(5)	(62)	(1)	(155)
At 31 December 2023	227	662	69	147	175	1,280
Carrying amount	697	228	6	488	93	1,512

Cost:
At 1 January 2022	981	1,056	437	755	258	3,487
Additions	62	87	4	185	39	377
Reclassification to assets held for sale	(98)	(13)	—	—	—	(111)
Disposals	(52)	(299)	(362)	(218)	(25)	(956)
At 31 December 2022	893	831	79	722	272	2,797
Accumulated depreciation:
At 1 January 2022	335	863	435	160	139	1,932
Charge for the year	18	69	1	73	19	180
Impairment during the year	8	2	—	—	—	10
Reclassification to assets held for sale	(49)	(13)	—	—	—	(62)
Disposals	(41)	(296)	(363)	(88)	(1)	(789)
At 31 December 2022	271	625	73	145	157	1,271
Carrying amount	622	206	6	577	115	1,526
(1)Property includes investment properties of £17m (2022: £17m ) and assets under construction of £nil (2022: £204m). In September 2023, we completed the construction of a new head office in Milton Keynes.
In 2023, right-of-use assets were impaired as a result of our multi-year transformation project. The impairment relates to leasehold properties within the scope of our branch network restructuring programme and head office sites which are either closing or consolidating.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 215
22. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2023	2022
	£m	£m
Structured Notes Programmes	369	375
Structured deposits	426	321
Zero Amortising Guaranteed Notes	104	107
	899	803
For the Santander UK group all (2022: all) of the other financial liabilities at FVTPL were designated as such.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £21m (2022: £25m gain, 2021: £12m loss). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2023 was £6m (2022: £15m gain, 2021: £10m loss).
At 31 December 2023, the amount that would be required to be contractually paid at maturity of the securities above was £97m (2022: £138m) higher than the carrying value.
23. DEPOSITS BY CUSTOMERS

		Group
	2023	2022
	£m	£m
Demand and time deposits(1)	194,191	196,160
Amounts due to fellow Banco Santander subsidiaries and joint ventures	958	1,153
	195,149	197,313
(1)Includes capital amount guaranteed / protected equity index-linked deposits of £304m (2022: £408m).
24. DEPOSITS BY BANKS

		Group
	2023	2022
	£m	£m
Items in the course of transmission	732	701
Deposits held as collateral	888	1,758
Other deposits(1)	18,737	26,084
	20,357	28,543
(1)Includes drawdown from the TFSME of £17.0bn (2022: £25.0bn).
25. REPURCHASE AGREEMENTS – NON TRADING

		Group
	2023	2022
	£m	£m
Agreements with banks	551	50
Agreements with customers	7,860	7,932
	8,411	7,982

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 216
26. DEBT SECURITIES IN ISSUE

		Group
	2023	2022
	£m	£m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	744	739
– Euro 30bn Euro Medium Term Note Programme	5,619	6,435
– US SEC-registered Debt Programme - Santander UK Group Holdings plc	6,130	7,083
- US SEC-registered Debt Programme - Santander UK plc	1,031	1,276
Medium-term notes	13,524	15,533
Euro 35bn Global Covered Bond Programme	15,000	15,205
US $20bn Commercial Paper Programmes	2,761	1,851
Certificates of deposit	1,530	2,874
Credit linked notes	194	60
Securitisation programmes	2,769	897
	35,778	36,420
The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group
Holdings plc has mainly been downstreamed to our operating company Santander UK plc.
27. SUBORDINATED LIABILITIES

	Group
	2023	2022
	£m	£m
£325m Sterling preference shares	343	344
Undated subordinated liabilities	205	219
Dated subordinated liabilities	1,838	1,769
	2,386	2,332
In 2023, certain subordinated liabilities were repurchased as part of ongoing liability management exercises, resulting in a profit of £4m (2022: a loss of £5m).
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
In 2023 and 2022, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.
Each of the subordinated liabilities issued by Santander UK Group Holdings plc has been downstreamed to Santander UK plc by means of Santander UK plc issuing equivalent subordinated liabilities to Santander UK Group Holdings plc.
Undated subordinated liabilities

	Group
		2023	2022
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	—	14
		205	219
In common with other debt securities issued by Santander UK group companies and notwithstanding the issuer’s first call dates in the table above, in the event of certain tax changes affecting the treatment of payments of interest on subordinated liabilities in the UK, the 7.125% 30 Year Step-up perpetual callable subordinated notes are redeemable at any time, and the 10.0625% Exchangeable capital securities are redeemable on any interest payment date – each in whole at the option of Santander UK, at their principal amount together with any accrued interest.
The 10.0625% Exchangeable capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK, on the business day immediately following any interest payment date.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 217
Dated subordinated liabilities

	Group
		2023	2022
	Maturity	£m	£m
5% Subordinated notes	2023	—	591
4.75% Subordinated notes	2025	326	608
7.95% Subordinated notes	2029	193	207
6.50% Subordinated notes	2030	1	22
5.875% Subordinated notes	2031	7	7
5.625% Subordinated notes	2045	222	334
7.869% Subordinated notes	2033	321	—
8.296% Subordinated notes	2033	768	—
		1,838	1,769
The dated subordinated liabilities are redeemable in whole at the option of Santander UK in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
28. OTHER LIABILITIES

		Group
	2023	2022
	£m	£m
Lease liabilities	114	129
Other	2,387	2,472
	2,501	2,601
29. PROVISIONS

								Group
	Customer remediation	Litigation and other regulatory	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	90	136	4	47	74	22	7	380
Additional provisions (See Note 8)	45	28	46	16	4	56	168	363
Provisions released (See Note 8)	(8)	—	(8)	(6)	—	—	(1)	(23)
Utilisation and other	(21)	(32)	(95)	(10)	—	(46)	(167)	(371)
Recharge(1)	—	—	20	—	—	—	—	20
Reclassification from provisions to other assets	—	—	36	—	—	—	—	36
At 31 December 2023	106	132	3	47	78	32	7	405
(1)Recharge in respect of the UK Bank Levy paid on behalf of other UK entities in the Banco Santander group
Provisions expected to be settled within no more than 12 months after 31 December 2023 were £220m (2022: £130m).
a) Customer remediation
Net provisions of £37m were recognised in 2023 for customer remediations. An additional provision of £45m was recognised in 2023 for customer remediation exercises relating to our mortgage book. £30m of this relates to the proposed refund of interest inconsistently charged on mortgage products for customers in
Financial Support, and £10m relates to the proposed refund of early repayment charges paid by a specific group of customers who historically switched mortgage products. The provisions remain subject to change as additional data becomes available and remediation boundaries are finalised.
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
In 2023 there were charges of £12m for legal provisions and £16m for regulatory fees and other issues.
The balance also included an amount in respect of our best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 31. No further information on the best estimate is provided on the basis that it would be seriously prejudicial.
c) Bank Levy
In 2023, a rate of 0.05% (2022: 0.05%) was charged on long term chargeable equity and liabilities and 0.10% on short-term chargeable liabilities (2022: 0.10%).

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 218
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
Property provisions included £4m of transformation charges in 2023. These charges consist of costs relating to leasehold head office closures, along with decommissioning costs relating to freehold head office sites which are either closing or consolidating.
e) ECL on undrawn facilities and guarantees
Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments.
f) Restructuring
Restructuring provisions relate to severance costs associated with transformation and organisational changes. The provision includes a charge of £51m as part of our multi-year transformation programme to improve future returns, focused on simplifying, digitising and automating the bank.
g) Other
Other provisions include provisions that do not fit into any of the other categories, such as fraud losses and some categories of operational losses. In 2023, other provisions included charges for operational risk provisions of £163m, including fraud losses of £136m.
30. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	Group
	2023	2022
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	723	1,051
Funded defined benefit pension scheme - deficit	(41)	—
Unfunded pension and post-retirement medical benefits	(25)	(25)
Total net assets	657	1,026
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
An expense of £71m (2022: £60m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses (see Note
6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the
Scheme). It comprises seven legally segregated sections. The Scheme covers 7% (2022: 10%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members. Members accrue final salary benefits for each year of service in the Scheme, according to a salary definition which varies across the sections.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme.
The Trustee board comprises six (2022: six) Directors selected by Santander UK Group Holdings plc, plus four (2022: four) member-nominated Directors selected from eligible members who apply for the role.
The assets of the funded schemes including the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds.
Investment strategy across the sections of the Scheme remains under regular review. Responsibility for investment decisions, policy and strategy rests with the
Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles. The defined benefit pension schemes expose the Santander UK group to risks such as investment risk, interest rate risk, longevity risk and inflation risk. The Santander UK group does not hold any insurance policies over the defined benefit pension schemes and has not entered into any significant transactions with them.
For IAS 19, an accounting valuation of the assets and liabilities of the defined benefits schemes is prepared at each balance sheet date. For funding purposes, formal actuarial valuations are carried out on at least a triennial basis. Both valuations are carried out by independent professionally qualified actuaries. The
Scheme Trustee is responsible for the funding actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest triennial funding valuation for the Scheme at 31 March 2022 was finalised in November 2022, with an overall scheme deficit of £183m. The next scheduled triennial funding valuation will be at 31 March 2025. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.
The main differences between the assumptions used for assessing the defined benefit liabilities for the funding valuation and those used for IAS 19 are that the financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 219
The total amount charged to the income statement was as follows:

			Group
	2023	2022	2021
	£m	£m	£m
Net interest income	(54)	(31)	(5)
Current service cost	13	30	38
Past service and GMP costs	1	—	—
Past service curtailment costs	—	—	5
Administration costs	7	9	8
	(33)	8	46
The amounts recognised in other comprehensive income were as follows:

			Group
	2023	2022	2021
	£m	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	352	5,531	(452)
Actuarial (gains) arising from changes in demographic assumptions	(51)	(122)	(17)
Actuarial losses/(gains) arising from experience adjustments	91	481	(19)
Actuarial losses/(gains) arising from changes in financial assumptions	206	(5,167)	(775)
Pension remeasurement	598	723	(1,263)
Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2023	2022
	£m	£m
At 1 January	(7,937)	(12,884)
Current service cost paid by Santander UK plc	(13)	(29)
Current service cost paid by other subsidiaries	—	(1)
Interest cost	(379)	(241)
Employer salary sacrifice contributions	(1)	(3)
Past service cost	(1)	—
Remeasurement due to actuarial movements arising from:
– Changes in demographic assumptions	51	122
– Experience adjustments	(91)	(481)
– Changes in financial assumptions	(206)	5,167
Benefits paid	372	413
Derecognition of pension scheme liabilities arising from the wind up of the offshore scheme	4	—
At 31 December	(8,201)	(7,937)
Movements in the fair value of the schemes’ assets were as follows:

	Group
	2023	2022
	£m	£m
At 1 January	8,963	14,420
Interest income	433	272
Contributions paid by employer and scheme members	197	224
Administration costs paid	(7)	(9)
Return on plan assets (excluding amounts included in net interest expense)	(352)	(5,531)
Benefits paid	(372)	(413)
Derecognition of pension scheme assets arising from the wind up of the offshore scheme	(4)	—
At 31 December	8,858	8,963

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 220
The composition and fair value of the schemes’ assets by category was:

							Group
	Quoted prices in active markets		Prices not quoted in active markets		Total		Valuation
2023	£m	%	£m	%	£m	%	technique
Overseas equities	—	—	980	11	980	11	A,C
Corporate bonds	2,284	26	242	3	2,526	29	A,C
Government fixed interest bonds	1,618	18	—	—	1,618	18	A
Government index-linked bonds	4,422	50	—	—	4,422	50	A
Property	—	—	1,080	12	1,080	12	B
Derivatives	—	—	(2)	—	(2)	—	A
Cash	—	—	586	7	586	7	A
Repurchase agreements(1)	—	—	(3,062)	(35)	(3,062)	(35)	A
Infrastructure	—	—	408	5	408	5	B,C
Annuities	—	—	293	3	293	3	D
Longevity swap	—	—	(16)	—	(16)	—	D
Other	—	—	25	—	25	—	C
	8,324	94	534	6	8,858	100
2022
Overseas equities	—	—	1,172	13	1,172	13	A,C
Corporate bonds	1,991	22	244	3	2,235	25	A,C
Government fixed interest bonds	1,138	13	—	—	1,138	13	A
Government index-linked bonds	5,525	62	—	—	5,525	62	A
Property	—	—	1,202	13	1,202	13	B
Derivatives	—	—	(78)	(1)	(78)	(1)	A
Cash	—	—	1,340	15	1,340	15	A
Repurchase agreements(1)	—	—	(4,312)	(48)	(4,312)	(48)	A
Infrastructure	—	—	426	5	426	5	B,C
Annuities	—	—	298	3	298	3	D
Longevity swap	—	—	(12)	—	(12)	—	D
Other	—	—	29	—	29	—	C
	8,654	97	309	3	8,963	100
(1)Sale and repurchase agreements net of purchase and resale agreements.
Valuation techniques
The main methods for measuring the fair value of the Scheme’s assets at 31 December 2023 and 2022 are set out below.
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
A number of insurance transactions have been entered into that have been included in the asset valuation under annuities and Longevity swap. The transactions were as follows:
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
At 31 December 2023, as highlighted above, the Scheme was invested in certain assets whose values are not based on market observable data, such as the investments in unquoted equities and bonds, as well as property, infrastructure and hedge funds. The valuation of these assets relies on unobservable data as these assets do not have a readily available quoted price in an active market. A large proportion of the property is directly held and valued using a bespoke valuation method taking both the nature of the properties and the tenancy schedules as inputs to derive the fair value. Where there is a time lag between the net asset value and the balance sheet date, management adjusts the value of the assets for any cash movements. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. The Scheme also hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2023 the currency forwards had a notional value of £859m (2022: £985m). There have been no significant changes to the asset allocation over 2023.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2023 and
2022. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 221
Funding
In November 2022, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and a schedule of contributions following the finalisation of the 31 March 2022 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £194m in 2023 (2022: £218m) to the Scheme, of which £164m (2022: £178m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s contributions to the Scheme covers the period up to 31 March 2026, and comprises contingent contributions which become due if the funding position of any section falls behind the agreed plan. The Santander UK group also meets
Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Santander UK group needs to put into the pension scheme. It will always be different to the IAS 19 accounting position, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.
Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	Group
	2023	2022	2021
	%	%	%
To determine benefit obligations(1):
– Discount rate for scheme liabilities	4.6	4.9	1.9
– General price inflation	3.0	3.1	3.4
– General salary increase	1.0	1.0	1.0
– Expected rate of pension increase	3.0	3.0	3.2

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.0	27.4	27.5
– Females	29.8	30.1	30.1
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.6	28.9	29.0
– Females	31.3	31.6	31.6
(1)The discount rate and inflation related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
The majority of the liability movement in 2023 was due to the reduction in credit spreads over the year.
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
Expected rate of pension increase
The pension increase assumption methodology uses a stochastic model, which is calibrated to consider both the observed historical volatility term structure and derivative pricing. The model allows for the likelihood that high or low inflation in one year, feeds into inflation remaining high or low in the next year.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 222
Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S3 Medium all pensioner mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. At 31 December 2023 the assumption for future improvements was updated and the CMI 2022 projection model was adopted, with model parameters selected having had regard to the Scheme’s membership profile with an initial addition to improvements of
0.25% per annum, together with a long-term rate of future improvements to life expectancy of 1.25% for male and female members.
In 2022, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the
Trustee as part of the 2022 triennial valuation. These reviews resulted in changes in the assumptions for family statistics, early retirement and the withdrawal assumption, which were retained at 31 December 2023.
Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		Group
		(Decrease)/increase
		2023	2022
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(507)	(501)
General price inflation	50bps increase	385	374
Mortality	Each additional year of longevity assumed	223	203
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
in preparing the sensitivity analyses from prior years.
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2024	455
2025	389
2026	404
2027	428
2028	444
Five years ending 2033	2,398
The average duration of the defined benefit obligation at 31 December 2023 was 13.8 years (2022: 14.2 years).
Emerging risks
The focus in 2023 shifted to the risks arising from the Scheme’s private market assets, rising interest rates and cybersecurity risk. The Santander UK group collaborated with the Trustee to identify and monitor such risks to ensure they are adequately managed. The Trustee has engaged an independent cybersecurity advisor to review the cybersecurity arrangements of its most critical suppliers and provide recommendations on potential improvements.
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
climate change.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 223
31. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2023	2022
	£m	£m
Guarantees given to third parties	452	448
Formal standby facilities, credit lines and other commitments	30,987	31,410
	31,439	31,858
At 31 December 2023, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 29 for more details.
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
In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-
backed securitisations or the covered bond programmes included in Note 14, or if such representations and warranties prove to be materially untrue at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans
(generally at their outstanding principal balance plus accrued interest). These securitisations and covered bond programmes are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business.
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
on such loan. The Santander UK group manages and monitors its securitisation and covered bond activities closely to minimise potential claims.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 224
Other legal actions and regulatory matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings by relevant regulators or government agencies in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
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
Payment Protection Insurance
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and
Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) have brought a claim for £552m (plus interest) against (i)
Santander Cards UK Limited (former GE Capital entity known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (together the Santander
Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. AXA France reduced their claim from £670m (plus interest) to £552m (plus interest) in their Re-Re-
Amended Particulars of Claim dated 29 June 2023. The Santander Entities strongly refute the claim. Trial has been fixed for six weeks, beginning on 3 March
2025.
There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The litigation and other regulatory provision in Note 29 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally, the PPI provision includes an amount relating to legal claims challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 29 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.
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
During 2023 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently practicable to make a reliable assessment of the size of any related potential liability. Any potential losses, claims or expenses suffered or incurred by Santander
Financial Services plc in respect of these matters have been fully indemnified by Santander UK plc, as part of the ring-fencing transfer scheme between
Santander UK plc, Santander Financial Services plc and Banco Santander SA.
SCUK - Motor Finance Broker Commissions
Following the FCA’s Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In the context of the complaints made to the Financial Ombudsman Service relating to such commission arrangements, the FCA announced on 11 January 2024 that it intends to use its powers under s166 of the Financial Services and Markets Act 2000 to review the historical use of DCAs between lenders and credit brokers (the “FCA Review”) and whether redress should be payable. In line with the FCA's announcement, we have paused the response to customer complaints until at least 20 November 2024. A claim has been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that
SCUK’s historical commission arrangements in respect of used car financing operated in breach of the Competition Act 1998. While it is possible that certain charges may be incurred in relation to existing or future county court claims, Financial Ombudsman Service (FOS) complaints and the CAT proceedings, it is not considered that a legal or constructive obligation has been incurred in relation to these matters that would require a provision to be recognised at this stage. The resolution of such matters is not possible to predict with any certainty and there remain significant inherent uncertainties regarding the existence, scope and timing of any possible outflow which make it impracticable to disclose the extent of any potential financial impact.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 225
Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of
Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A
Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland multilateral interchange fees (UK&I MIFs). Following ring-
fencing, all Visa stock is now held by Santander Equity Investments Limited (SEIL), outside the ring-fenced bank. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in the conversion rate due to litigation costs.
In addition, Santander UK plc and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Santander UK plc's liability under this indemnity is capped at €39.85m. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs which means it is not practicable to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, entities within the Santander UK group have given warranties and/or indemnities to the purchasers.
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
Liquidity support arrangements
Under the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows the entities to collectively meet regulatory requirements for the purpose of managing liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.
32. SHARE CAPITAL

		Group
	Ordinary shares of £1 each
Issued and fully paid share capital	No.	£m
At 31 December 2022, 1 January 2023 and 31 December 2023	7,060,000,000	7,060
33. OTHER EQUITY INSTRUMENTS

				Group
	Interest rate		2023	2022
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	450
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	6.50	June 2027	750	750
			2,196	2,196
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
All AT1 securities are redeemable at the option of the Company, and only with the consent of the PRA.
The £450m 4.25% Fixed Rate Reset Perpetual AT1 Capital Securities, the £500m 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities and the £750m
6.50% Fixed Rate Reset Perpetual AT1 Capital Securities were fully subscribed by the Company's immediate parent company, Banco Santander SA.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 226
34. NOTES TO CASH FLOWS
Changes in liabilities arising from financing activities
The table below shows the changes in liabilities arising from financing activities. The changes in equity arising from financing activities are set out in the
Consolidated Statement of Changes in Equity.

						Group
	Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Dividends paid	Total
2023	£m	£m	£m	£m	£m	£m
At 1 January	36,420	2,332	2,196	129	—	41,077
Proceeds from issue of debt securities	5,347	—	—	—	—	5,347
Repayment of debt securities	(5,438)	—	—	—	—	(5,438)
Proceeds from issue of subordinated liabilities	—	1,050	—	—	—	1,050
Repayment of subordinated liabilities	—	(971)	—	—	—	(971)
Principal elements of lease payments	—	—	—	(48)	—	(48)
Dividends paid	—	—	—	—	(1,671)	(1,671)
Liability-related other changes	(159)	25	—	33	—	(101)
Non-cash changes:
– Unrealised foreign exchange	(750)	(54)	—	—	—	(804)
– Other changes	358	4	—	—	1,671	2,033
At 31 December	35,778	2,386	2,196	114	—	40,474

2022
At 1 January	31,580	2,228	2,191	134	—	36,133
Proceeds from issue of debt securities	8,667	—	—	—	—	8,667
Repayment of debt securities	(4,482)	—	—	—	—	(4,482)
Repayment of subordinated liabilities	—	(40)	—	—	—	(40)
Issue of other equity instruments	—	—	750	—	—	750
Repurchase of other equity instruments	—	—	(750)	—	—	(750)
Principal elements of lease payments	—	—	—	(26)	—	(26)
Dividends paid	—	—	—	—	(1,173)	(1,173)
Liability-related other changes	(1,282)	2	5	21	—	(1,254)
Non-cash changes:
– Unrealised foreign exchange	1,893	190	—	—	—	2,083
– Other changes	44	(47)	—	—	1,173	1,169
At 31 December	36,420	2,332	2,196	129	—	41,077

2021
At 1 January	43,679	2,556	2,241	100	—	48,576
Proceeds from issue of debt securities	2,847	—	—	—	—	2,847
Repayment of debt securities	(13,724)	—	—	—	—	(13,724)
Repayment of subordinated liabilities	—	(4)	—	—	—	(4)
Issue of other equity instruments	—	—	450	—	—	450
Repurchase of other equity instruments	—	—	(500)	—	—	(500)
Principal elements of lease payments	—	—	—	(25)	—	(25)
Dividends paid	—	—	—	—	(1,506)	(1,506)
Liability-related other changes	(473)	(4)	—	59	—	(418)
Non-cash changes:
– Unrealised foreign exchange	(930)	14	—	—	—	(916)
– Other changes	181	(334)	—	—	1,506	1,353
At 31 December	31,580	2,228	2,191	134	—	36,133
Footnotes to the cash flow statement
Net cash flows from operating activities includes interest received of £11,627m (2022: £6,618m, 2021: £4,873m), interest paid of £6,496m (2022: £2,107m, 2021:
£1,085m) and dividends received of £nil (2022: £nil, 2021: £nil).
Total cash outflow for leases was £50m (2022: £28m, 2021: £28m).
Other matters
In 2022, the non-controlling interests were redeemed. In 2021, there was a disposal of non-controlling interests of £181m.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 227
35. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND
COLLATERAL ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2023	2022
	£m	£m
On-balance sheet:
Cash and balances at central banks	1,480	1,330
Loans and advances to banks	254	163
Loans and advances to customers - securitisations and covered bonds (See Note 14)	27,088	24,155
Loans and advances to customers - other	20,703	32,011
Other financial assets at amortised cost	14	35
Financial assets at fair value through other comprehensive income	5,253	4,441
Total on-balance sheet	54,792	62,135
Total off-balance sheet	10,184	9,184
Santander UK provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
Santander UK also enters into sale and repurchase agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2023 was £13,291m (2022:
£11,553m), of which £909m (2022: £900m) was classified in ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.
Securitisations and covered bonds
As described in Note 14, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 31 December 2023, there were £27,927m
(2022: £24,984m) of gross assets in these secured programmes and £839m (2022: £829m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2023, £2,928m (2022: £1,725m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,500m at 31 December 2023 (2022: £500m), or for use
as collateral for liquidity purposes in the future.
Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by Santander UK. These balances amounted to £23,713m at 31 December
2023 (2022: £34,963m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives business
In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2023
£1,793m (2022: £1,548m) of such collateral in the form of cash had been provided by Santander UK and is included in the table.
b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2023	2022
	£m	£m
On-balance sheet:
Deposits by banks	888	1,758
Total on-balance sheet	888	1,758
Total off-balance sheet	15,652	10,395
Purchase and resale agreements
Santander UK also enters into purchase and resale agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31
December 2023, the fair value of such collateral received was £12,983m (2022: £8,628m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.
Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by Santander UK amounted to £2,669m at 31 December 2023 (2022: £1,767m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2023,
£888m (2022: £1,758m) of such collateral in the form of cash had been received by Santander UK and is included in the table.
Lending activities
In addition to the collateral held as security for assets, Santander UK may obtain a charge over a customer’s property in connection with its lending activities.
Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 228
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
At 31 December 2023, the carrying amount of liabilities arising from share-based payment transactions, excluding any cash element was £14.7m (2022: £6.6m), of which £1.1m had vested at 31 December 2023 (2022: £0.1m).
a) Sharesave Schemes
The Santander UK group launched its sixteenth HM Revenue & Customs approved Sharesave invitation under Banco Santander SA sponsorship in September
2023. Sharesave invitations have been offered since 2008 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation and discounted by up to
20%. This year a 10% discount was applied. The vesting of awards under the scheme depends on continued employment with the Banco Santander group.
Participants in the scheme have six months from the date of vesting to exercise the option.
The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	29,988	2.00	25,993	2.25
Granted	7,175	2.78	13,068	1.89
Exercised	(5,980)	1.70	(242)	1.69
Forfeited/expired	(4,044)	2.53	(8,831)	2.59
Outstanding at 31 December	27,139	2.19	29,988	2.00
Exercisable at 31 December	868	1.84	3,439	3.22
The weighted average share price at the date the options were exercised was £3.22 (2022: £2.34).
The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2023 and 2022.

		2023		2022
	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price
Range of exercise prices	Years	£	Years	£
£1 to £2	3	1.84	3	1.79
£2 to £3	3	2.65	2	2.56
£3 to £4	0	3.46	1	3.46
£4 to £5	0	—	0	4.02
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.33 (2022: £0.23).
b) Deferred shares bonus plan
Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. Those employees who are designated as Material Risk Takers receive part of their annual bonus as a deferred award comprising 50% in shares and 50% in cash. Either
40% (for any variable pay award of less than £500,000) or 60% (for any variable pay award greater than £500,000) is deferred over a four-, five- or seven- year period from the anniversary of the initial award. Deferred bonus awards in shares or share options are subject to an additional one-year retention period from the point of delivery. Any deferred awards are dependent on continued employment and subject to Santander UK's discretion, and the vesting of deferred bonus awards is subject to potential performance adjustment.
c) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 3,937,473 shares were outstanding at 31 December
2023 (2022: 3,974,698 shares).
d) Transformation Incentive Plan
This one-off long-term incentive plan was designed to recognise the achievement of financial targets and an enhanced customer experience, whilst maintaining appropriate conduct controls and risk management, over the course of our transformation period.
Awards under the plan were granted in 2021, 2022 and 2023 with performance assessed over the period 1 January 2021 to 31 December 2023. Awards for
Material Risk Takers were granted half in cash and half in share based awards (linked to the Banco Santander SA share price), and will vest in accordance with regulatory requirements. The total value of share-based awards granted in 2023 was £1.3m (2022: £1m) and the liability arising from share-based payment transactions, excluding any cash element was £3.8m (2022: £1.8m).

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 229
37. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT
PERSONNEL
The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in these financial statements reflect their remuneration in respect of the Santander UK plc group.
a) Remuneration of Directors and Other Key Management Personnel
The remuneration of the Directors and Other Key Management Personnel (KMP) of the Santander UK group is set out in aggregate below.

	2023	2022	2021
Directors’ remuneration	£	£	£
Salaries and fees	4,008,772	4,037,116	3,828,333
Performance-related payments	1,002,607	3,701,569	3,431,294
Other fixed remuneration (pension and other allowances & non-cash benefits)	222,538	906,201	806,103
Expenses	—	13,004	3,705
Total remuneration	5,233,917	8,657,890	8,069,435

	2023	2022	2021
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits	13,235,757	15,641,669	18,831,380
Post-employment benefits	611,769	740,333	913,842
Compensation for loss of office(1)	—	1,540,400	—
Total compensation	13,847,526	17,922,402	19,745,222
(1) Compensation for loss of office was not paid to Directors or KMPs in 2023 (2022: three KMPs, £1,540,400; 2021: nil).
In 2023, the remuneration, excluding pension contributions, of the highest paid Director, was £2,640,491 (2022: £3,510,441, 2021: £3,740,810) of which
£1,002,607 (2022: £1,900,506, 2021: £1,864,320) was performance related. In 2023, the accrued defined benefit pension relating to the highest paid director was
£nil (2022: £nil, 2021: £22,119 per annum for a different individual).
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 30 for details of the schemes and the related costs and obligations. No director has a deferred pension benefit accruing under a defined benefit scheme. Ex-gratia pensions paid to former Directors of Santander UK plc in 2023, which have been provided for previously, amounted to £327,462 (2022: £379,945; 2021: £370,668). Since the Company became part of the Banco Santander group, the
Board has not awarded any new ex-gratia pensions.
c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other KMP (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2023		2022
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	6	647	4	27
Net movements	—	244	2	620
At 31 December	6	891	6	647

Deposit, bank and instant access accounts and investments
At 1 January	16	2,995	16	6,427
Net movements	(3)	(1,819)	—	(3,432)
At 31 December	13	1,176	16	2,995
In 2023 and 2022, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2023 and 2022, no Directors exercised share options over shares in Banco
Santander SA, the ultimate parent company of the Company.
Secured loans, unsecured loans and overdrafts are made to Directors, Other KMP and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees in the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other KMP and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees in the Santander UK group.
Deposits, bank and instant access accounts and investments are entered into by Directors, Other KMP and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees in Santander UK group.
In 2023, loans were made to one Directors (2022: four Directors), with a principal amount of £312,846 outstanding at 31 December 2023 (2022: £332,426). In
2023, loans were made to five Other KMP (2022: two), with a principal amount of £578,568 outstanding at 31 December 2023 (2022: £314,667).
In 2023 and 2022, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other KMP or their connected persons had a material interest. In addition, in 2023 and 2022, no Director had a material interest in any contract of significance with Santander UK other than a service contract or appointment letter, as appropriate.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 230
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
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2023	2022	2021	2023	2022	2021	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(12)	(863)	(210)	475	47	34	903	1,423	(2,250)	(1,732)
Fellow subsidiaries	(28)	(60)	(47)	194	171	151	26	31	(251)	(278)
Joint ventures	(183)	(77)	(34)	55	17	4	4,486	4,151	(781)	(973)
	(223)	(1,000)	(291)	724	235	189	5,415	5,605	(3,282)	(2,983)
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
In 2021, we sold our then head office site in Triton Square, London to Santander UK Investments Ltd, a wholly owned subsidiary of our ultimate parent. Santander
UK occupies space within the building and paid fees of £9m (2022: £6m) under an occupational licence arrangement.
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
the asset or liability.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 231
Santander UK categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:
Level 1Unadjusted quoted prices for identical assets or liabilities in an active market that Santander UK can access at the measurement date. Active markets are assessed by reference to average daily trading volumes in absolute terms and, where applicable, by reference to market capitalisation for the instrument.
Level 2Quoted prices in inactive markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.
Level 3Significant inputs to the pricing or valuation techniques are unobservable. These unobservable inputs reflect the assumptions that market participants would use when pricing assets or liabilities and are considered significant to the overall valuation.
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
b) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2023 and 2022 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2023, 2022 and 2021.
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
value over time. Adjustments for illiquid positions are regularly reviewed to reflect changing market conditions.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 232
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
d) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2023 and 2022, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

										Group
	2023					2022
			Fair value	Fair	Carrying			Fair value	Fair	Carrying
	Level 1	Level 2	Level 3	value	value	Level 1	Level 2	Level 3	value	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	209,641	209,641	211,222	—	—	216,451	216,451	223,840
Loans and advances to banks	—	1,216	—	1,216	1,216	—	1,105	—	1,105	1,105
Reverse repurchase agreements - non trading	—	12,470	—	12,470	12,468	—	7,341	—	7,341	7,348
Other financial assets at amortised cost	144	—	—	144	152	144	—	—	144	156
	144	13,686	209,641	223,471	225,058	144	8,446	216,451	225,041	232,449
Liabilities
Deposits by customers	—	76	194,831	194,907	195,149	—	52	197,228	197,280	197,313
Deposits by banks	—	20,371	37	20,408	20,357	—	27,997	54	28,051	28,543
Repurchase agreements - non trading	—	8,413	—	8,413	8,411	—	7,982	—	7,982	7,982
Debt securities in issue	11,511	22,710	1,154	35,375	35,778	4,988	28,685	1,582	35,255	36,420
Subordinated liabilities	871	1,669	209	2,749	2,386	19	2,268	224	2,511	2,332
	12,382	53,239	196,231	261,852	262,081	5,007	66,984	199,088	271,079	272,590
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
securities. The fair value of this portfolio has been determined using quoted market prices.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 233
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
e) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2023 and 31 December 2022, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2023				2022
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	1,129	—	1,129	—	2,049	—	2,049	A
	Interest rate contracts	—	2,227	1	2,228	—	2,406	7	2,413	A & C
	Equity and credit contracts	—	127	35	162	—	103	47	150	B & D
	Netting	—	(2,047)	—	(2,047)	—	(2,173)	—	(2,173)
		—	1,436	36	1,472	—	2,385	54	2,439
Other financial assets at FVTPL	Loans and advances to customers	—	309	46	355	—	294	45	339	A
	Debt securities	—	168	49	217	—	13	72	85	A, B & D
	Equity securities	—	—	30	30	—	—	10	10	B
		—	477	125	602	—	307	127	434
Financial assets at FVOCI	Debt securities	8,293	188	—	8,481	5,996	28	—	6,024	D
		8,293	188	—	8,481	5,996	28	—	6,024
Total assets at fair value		8,293	2,101	161	10,555	5,996	2,720	181	8,897

Liabilities
Derivative financial instruments	Exchange rate contracts	—	533	—	533	—	489	—	489	A
	Interest rate contracts	—	2,379	1	2,380	—	2,662	4	2,666	A & C
	Equity and credit contracts	—	16	9	25	—	18	8	26	B & D
	Netting	—	(2,047)	—	(2,047)	—	(2,173)	—	(2,173)
		—	881	10	891	—	996	12	1,008
Other financial liabilities at FVTPL	Debt securities in issue	—	369	—	369	—	372	3	375	A
	Structured deposits	—	426	—	426	—	321	—	321	A
	Zero Amortising Guaranteed Notes	—	104	—	104	—	107	—	107	D
		—	899	—	899	—	800	3	803
Total liabilities at fair value		—	1,780	10	1,790	—	1,796	15	1,811
Transfers between levels of the fair value hierarchy
In 2023 there were £22m (2022: no significant) transfers of financial instruments between levels of the fair value hierarchy.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 234
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
included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

		Group
	2023	2022
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(6)	(12)
- Uncertainty	29	27
- Credit risk adjustment	(2)	(1)
- Funding fair value adjustment	1	1
	22	15
Day One profit	(1)	(1)
	21	14
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
profits and losses.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 235
g) Internal models based on information other than market data (Level 3)
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

			Group
			Balance sheet value		Fair value movements recognised in profit/(loss)

			2023	2022	2023	2022	2021
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	35	30	12	(8)	—
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	24	28	(2)	(18)	(5)
3. FVTPL assets	Loans and advances to customers	Other loans	22	17	4	(4)	(2)
4. FVTPL assets	Debt securities	Reversionary property securities	49	70	(3)	—	5
5. FVTPL assets	Equity securities	Unlisted equity shares	30	10	27	(10)	1
			160	155	38	(40)	(1)
Other Level 3 assets			1	26	7	17	(6)
Other Level 3 liabilities			(10)	(15)	(1)	2	6
Total net assets			151	166
Total income/(expense)					44	(21)	(1)
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
The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, Santander UK uses a probability-
weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative equity guarantee’ are valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.
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
4. FVTPL assets – Debt securities
These consist of reversionary property securities and are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-
weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of Santander UK’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the homeowner vacating the property through death or moving into care and is calculated from mortality rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.
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
5. FVTPL assets - Equity securities
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
legal counsel.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 236
Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2023:

	Group
	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Other financial liabilities at FVTPL	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	54	127	—	181	(12)	(3)	(15)
Total gains/(losses) recognised:
Fair value movements(2)	18	27	—	45	(1)	—	(1)
Foreign exchange and other movements	—	(7)	—	(7)	—	—	—
Purchases	—	1	—	1	—	—	—
Transfers out	(22)	—	—	(22)	—	—	—
Netting(1)	—	(3)	—	(3)	—	—	—
Settlements	(14)	(20)	—	(34)	3	3	6
At 31 December 2023	36	125	—	161	(10)	—	(10)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year(2)	18	20	—	38	(1)	—	(1)

At 1 January 2022	56	235	18	309	(32)	(6)	(38)
Total gains/(losses) recognised:
Fair value movements(2)	5	(28)	—	(23)	2	—	2
Foreign exchange and other movements	—	(2)	—	(2)	—	1	1
Transfers in	—	—	—	—	(2)	—	(2)
Transfers out	—	(28)	—	(28)	—	—	—
Netting(1)	—	(8)	—	(8)	—	—	—
Sales	—	(5)	—	(5)	—	—	—
Settlements	(7)	(37)	(18)	(62)	20	2	22
At 31 December 2022	54	127	—	181	(12)	(3)	(15)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year(2)	5	(30)	—	(25)	2	1	3
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii)
Credit protection entities’ in Note 19
(2)Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 237
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
input as described in the table below. The potential effects do not take into effect any hedged positions.

		Group
		Significant unobservable input				Sensitivity
			Assumption value			Favourable changes	Unfavourable changes
	Fair value		Range(1)	Weighted average	Shift
2023	£m	Assumption description				£m	£m
1. Derivative assets – Equity and credit contracts:	35	HPI Forward growth rate	-5% to 5%	(0.20)%	1.0%	2	(2)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	513	10.0%	2	(4)
2. FVTPL – Loans and advances to customers:	24	HPI Forward growth rate	-5% to 5%	1.31%	1.0%	—	—
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	22	Credit spreads	0.13% - 2.54%	0.97%	20.0%	—	—
– Other loans
4. FVTPL – Debt securities:	49	HPI Forward growth rate	-5% to 5%	(0.20)%	1.0%	—	—
– Reversionary property securities		HPI Spot rate(2)	n/a	513	10.0%	2	(2)
5. FVTPL – equity securities:	30	Contingent litigation risk	0% - 100%	39.00%	20.0%	3	(3)
– Unlisted equity shares

2022
1. Derivative assets – Equity and credit contracts:	30	HPI Forward growth rate	-5% to 5%	0.53%	1.0%	4	(4)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	513	10.0%	4	(4)
2. FVTPL – Loans and advances to customers:	28	HPI Forward growth rate	-5% to 5%	1.39%	1.0%	1	(1)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	17	Credit spreads	0.19% to 2.04%	0.98%	20.0%	—	—
– Other loans
4. FVTPL – Debt securities:	70	HPI Forward growth rate	-5% to 5%	0.53%	1.0%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	513	10.0%	3	(3)
5. FVTPL – equity securities:	10	Contingent litigation risk	0% to 100%	0.95%	20.0%	7	(7)
– Unlisted equity shares
6. Derivative liabilities – Equity contracts:	(8)	HPI Forward growth rate	-5% to 5%	-0.92%	1.0%	1	(1)
– Property-related options and forwards		HPI Spot rate(2)	n/a	491	10.0%	2	(3)
(1)The range of actual assumption values used to calculate the weighted average disclosure.
(2)The HPI spot rate in the weighted average column represents the HPI spot rate index level at 31 December 2023 and 2022.
No sensitivities are presented for FVTPL assets – Debt securities (credit linked securities) or FVTPL liabilities - Financial guarantees, as the terms of these instruments are fully matched. As a result, any changes in the valuation of the credit linked notes would be offset by an equal and opposite change in the valuation of the financial guarantees.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 238
h) Maturities of financial liabilities and off-balance sheet commitments
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK.

	Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2023	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	1	221	53	480	236	991
Other financial liabilities at fair value through profit or loss	—	8	7	538	520	1,073
Deposits by customers	181,492	4,826	5,987	2,946	286	195,537
Deposits by banks	1,479	806	1,518	18,087	—	21,890
Repurchase agreements – non trading	—	8,418	8	—	—	8,426
Debt securities in issue	—	7,500	3,835	21,708	8,597	41,640
Subordinated liabilities	—	27	83	876	2,470	3,456
Lease liabilities	—	—	30	73	25	128
Total financial liabilities	182,972	21,806	11,521	44,708	12,134	273,141
Off-balance sheet commitments given	3,805	15,205	1,408	7,399	3,622	31,439

2022
Financial liabilities
Derivative financial instruments	—	224	120	501	302	1,147
Other financial liabilities at fair value through profit or loss	—	—	98	443	437	978
Deposits by customers	181,744	4,969	7,927	2,471	332	197,443
Deposits by banks	2,067	948	659	26,140	—	29,814
Repurchase agreements – non trading	—	7,984	3	—	—	7,987
Debt securities in issue	—	6,678	2,101	23,076	6,830	38,685
Subordinated liabilities	—	35	691	1,149	1,400	3,275
Lease liabilities	—	—	32	82	28	142
Total financial liabilities	183,811	20,838	11,631	53,862	9,329	279,471
Off-balance sheet commitments given	19,111	787	898	7,508	3,554	31,858
As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with relevant covenants. Further, no account is taken of the possible early repayment of Santander UK’s mortgage-
backed non-recourse finance which is redeemed by Santander UK as funds become available from redemptions of the residential mortgages. Santander UK has no control over the timing and amount of redemptions of residential mortgages.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 239
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
presented in the tables below do not purport to represent Santander UK’s actual credit exposure.

								Group
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset			Assets not subject to enforceable netting arrangements(2)
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral(1)	Net amount		Balance sheet total(3)
2023	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	3,469	(2,047)	1,422	(479)	(823)	120	50	1,472
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	15,625	(3,157)	12,468	(118)	(12,350)	—	—	12,468
Loans and advances to customers and banks(4)	5,565	(805)	4,760	—	(180)	4,580	207,678	212,438
	24,659	(6,009)	18,650	(597)	(13,353)	4,700	207,728	226,378
Liabilities
Derivative financial liabilities	2,911	(2,047)	864	(479)	(226)	159	27	891
Repurchase, securities lending & similar agreements:
- Amortised cost	11,568	(3,157)	8,411	(118)	(8,293)	—	—	8,411
Deposits by customers and banks(4)	2,370	(805)	1,565	—	—	1,565	213,941	215,506
	16,849	(6,009)	10,840	(597)	(8,519)	1,724	213,968	224,808

2022
Assets
Derivative financial assets	4,557	(2,173)	2,384	(526)	(1,720)	138	55	2,439
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	8,826	(1,478)	7,348	(9)	(7,339)	—	—	7,348
Loans and advances to customers and banks(4)	5,144	(908)	4,236	—	—	4,236	220,709	224,945
	18,527	(4,559)	13,968	(535)	(9,059)	4,374	220,764	234,732
Liabilities
Derivative financial liabilities	3,142	(2,173)	969	(526)	(158)	285	39	1,008
Repurchase, securities lending & similar agreements:
- Amortised cost	9,460	(1,478)	7,982	(9)	(7,973)	—	—	7,982
Deposits by customers and banks(4)	3,265	(908)	2,357	—	—	2,357	223,499	225,856
	15,867	(4,559)	11,308	(535)	(8,131)	2,642	223,538	234,846
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 240
41. INTEREST RATE BENCHMARK REFORM
Santander UK continues to work with customers and counterparties to transition any remaining agreements referencing 3-month synthetic LIBOR before that setting ends on 31 March 2024. At 31 December 2023, these represent an insignificant element of Santander UK’s exposures and there are no remaining exposures which reference other LIBOR settings.
The following tables show the notional amounts of assets, liabilities and off-balance sheet commitments at 31 December 2023 and 31 December 2022 affected by
IBOR reform that have yet to transition to an alternative benchmark interest rate.

			Group
	GBP LIBOR	USD LIBOR	Total
2023	£m	£m	£m
Assets
Financial assets at amortised cost	6	—	6
	6	—	6

2022
Assets
Derivatives	—	1,665	1,665
Financial assets at amortised cost	76	245	321
	76	1,910	1,986
Liabilities
Derivatives	66	1,846	1,912
Financial liabilities at amortised cost	—	2,491	2,491
	66	4,337	4,403
Off-balance sheet commitments given	2	—	2

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 241
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
its sale, the CIB business met the requirements for presentation as discontinued operations.
The financial performance and cash flow information relating to the discontinued operations were as follows:
For the year ended 31 December

	2023	2022	2021
	£m	£m	£m
Net interest income	—	—	33
Net fee and commission income	—	—	34
Other operating income	—	—	2
Total operating income	—	—	69
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	—	—	(32)
Credit impairment (charges)/write-backs	—	—	11
Provisions for other liabilities and charges	—	—	(4)
Total operating credit impairment (charges)/write-backs, provisions and charges	—	—	7
Profit from discontinued operations before tax	—	—	44
Tax on profit from discontinued operations	—	—	(12)
Profit from discontinued operations after tax	—	—	32
There were no gains or losses recognised on the measurement to fair value less costs to sell or on the disposal of the asset groups constituting the discontinued
operations.
In 2023, the net cash flows attributable to the operating activities in respect of discontinued operations were £nil outflow (2022: £nil outflow, 2021: £3,612m outflow). There were no investing or financing activities in respect of discontinued operations.
Assets held for sale
Sale of property
Management considered the sale of part of Santander House (Milton Keynes) under a proposed transaction with the developer for the construction of Unity Place and Buckingham House (Bletchley), to be highly probable at the balance sheet date. As such, the Santander UK group classified these properties, which are included in the Corporate Centre segment and carried at their sales prices, as held for sale. The sale is expected to complete in 2024 with no gain or loss.
At 31 December 2023, assets held for sale comprised:

	2023	2022
	£m	£m
Assets
Property, plant and equipment	13	49
Total assets held for sale	13	49
43. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2023 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 242
44. COMPANY FINANCIAL DATA
Company Balance Sheet
At 31 December 2023

		2023	2022
	Notes	£m	£m
Assets
Other financial assets at fair value through profit or loss	4	9,591	7,888
Loans and advances to banks	5	1,816	4,800
Other financial assets at amortised cost	6	1,633	942
Interests in other entities	7	13,640	13,640
Current tax assets		22	19
Other assets		4	2
Total assets		26,706	27,291
Liabilities
Other financial liabilities at fair value through profit or loss	8	9,591	7,888
Debt securities in issue	10	1,911	4,898
Subordinated liabilities	11	1,633	942
Total liabilities		13,135	13,728
Equity
Share capital	14	7,060	7,060
Other equity instruments	15	2,196	2,196
Retained earnings		4,315	4,307
Total shareholders’ equity		13,571	13,563
Total liabilities and equity		26,706	27,291
The accompanying Notes form an integral part of these Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 243
Company Cash Flow Statement
For the year ended 31 December

	2023	2022
	£m	£m
Cash flows from operating activities
Profit before tax	1,675	1,202
Adjustments for:
Non-cash items included in profit	—	9
Net change in operating assets and liabilities	3,558	363
Effects of exchange rate differences	(513)	980
Net cash flows from operating activities	4,720	2,554
Cash flows from investing activities
Purchase of financial assets at amortised cost and financial assets at fair value	(2,394)	(3,802)
Investments in other entities	—	(50)
Net cash flows from investing activities	(2,394)	(3,852)
Cash flows from financing activities
Issue of other equity instruments	—	750
Issue of debt securities and subordinated notes	2,582	3,898
Repayment of debt securities	(3,230)	(1,446)
Repurchase of other equity instruments	—	(750)
Issuance costs of debt securities and subordinated notes	(4)	(9)
Dividends paid on ordinary shares	(1,538)	(1,013)
Dividends paid on other equity instruments	(133)	(143)
Net cash flows from financing activities	(2,323)	1,287
Change in cash and cash equivalents	3	(11)
Cash and cash equivalents at beginning of the year	41	52
Cash and cash equivalents at the end of the year	44	41
The accompanying Notes form an integral part of these Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 244
Company Statement of Changes in Equity
For the year ended 31 December

	Share capital	Other equity instruments	Retained earnings	Total
	£m	£m	£m	£m
At 1 January 2023	7,060	2,196	4,307	13,563
Total comprehensive income:(1)
Profit after tax	—	—	1,679	1,679
Dividends on ordinary shares	—	—	(1,538)	(1,538)
Dividends on other equity instruments	—	—	(133)	(133)
At 31 December 2023	7,060	2,196	4,315	13,571

At 1 January 2022	7,060	2,191	4,262	13,513
Total comprehensive income:(1)
Profit after tax	—	—	1,206	1,206
Issue of other equity instruments	—	750	—	750
Repurchase of other equity instruments	—	(745)	(5)	(750)
Dividends on ordinary shares	—	—	(1,013)	(1,013)
Dividends on other equity instruments	—	—	(143)	(143)
At 31 December 2022	7,060	2,196	4,307	13,563
(1)Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.
The accompanying Notes form an integral part of these Financial Statements.
Company Income Statement
For the year ended 31 December

		2023	2022	2021
	Notes	£m	£m	£m
Interest and similar income		176	192	221
Interest expense and similar charges		(179)	(196)	(225)
Net interest expense		(3)	(4)	(4)
Dividend income		1,685	1,212	1,497
Other operating income		—	—	8
Total operating income		1,682	1,208	1,501
Operating expenses before credit impairment charges, provisions and charges	2	(7)	(6)	(6)
Profit before tax		1,675	1,202	1,495
Tax on profit		4	4	4
Profit after tax		1,679	1,206	1,499

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 245
44.1. ACCOUNTING POLICIES
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
44.2. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES,
PROVISIONS AND CHARGES
These comprise wages and salaries of £7m (2022: £6m) recharged by the operating company, Santander UK plc. In 2023 and 2022, the Company had no full-
time staff as they are all employed by Santander UK plc.
44.3. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.
44.4. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2023	2022
	£m	£m
Debt securities	9,591	7,888
	9,591	7,888
Other financial assets at FVTPL comprised £9,591m (2022: £7,888m) of financial assets mandatorily held at FVTPL. In 2023, as part of MREL requirements, the
Company issued £1,481m (2022: £3,991m) debt securities, which were subsequently downstreamed to Santander UK plc.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 246
44.5. LOANS AND ADVANCES TO BANKS
Loans and advances to banks comprise mainly amounts due from Santander UK group undertakings. The fair values of loans and advances to banks are equal to their carrying amounts. In 2023 and 2022, there were no material expected credit losses. All of our senior debt issued out of Santander UK Group Holdings plc is downstreamed to our principal operating company Santander UK plc.
44.6. OTHER FINANCIAL ASSETS AT AMORTISED COST
These consist of investments in subordinated notes and have a maturity of 10 years.
44.7. INTERESTS IN OTHER ENTITIES

	2023	2022
	£m	£m
Interests in ordinary shares of subsidiaries	11,635	11,635
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	495	495
£750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	210	210
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	500	500
£450m Fixed Rate Reset Perpetual AT1 Capital Securities	50	50
	13,640	13,640
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
Equity Investments Limited, as well as holdings of AT1 Capital Securities issued by Santander UK plc.
Interests in subsidiaries are held at cost subject to impairment.
The Company’s interests in subsidiaries were as follows:

	Cost	Impairment	Carrying amount
	£m	£m	£m
At 31 December 2023	11,645	(10)	11,635

At 31 December 2022	11,645	(10)	11,635
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
investment are set out below.
Carrying amount of investments and key assumptions in the VIU calculation

	Carrying amount of investment		Discount rate		Growth rate beyond initial cash flow projections
	2023	2022	2023	2022	2023	2022
Investment	£m	£m	%	%	%	%
Santander UK plc	11,268	11,268	16.7	16.9	1.6	1.6
Santander Financial Services plc	337	337	17.9	16.7	1.6	1.6
Other	30	30
	11,635	11,635

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 247
Management’s judgement in estimating the cash flows of an investment
The VIU calculation uses cash flow projections derived from the latest 3-year plan presented to the Board. For more details, see Note 20 to the Consolidated
Financial Statements.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31 to the
Consolidated Financial Statements), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at
31 December 2023.
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
Investments in Santander UK plc and Santander Financial Services plc
The VIU of each investment remains higher than the carrying value of the investment. The VIU review at 31 December 2023 did not indicate the need for an impairment in the Company’s investments in Santander UK plc and Santander Financial Services plc. Management considered the reduction in headroom and the uncertainty relating to the respective estimates of the VIU for those investments, but determined that there was a sufficient basis to conclude that no impairment was required.
Sensitivities of key assumptions in calculating the VIU of the investment in Santander UK plc
At 31 December 2023 and 2022, the VIU was sensitive to reasonably possible changes in the key assumptions similar to those applied in determining the recoverable amount of goodwill recognised in the Santander UK plc group (see Note 20 to the Consolidated Financial Statements).
At 31 December 2023 and 2022, a reasonably possible change in the following key assumptions in relation to the VIU calculation for the Company’s investment in
Santander UK plc would have resulted in a reduction in headroom, as shown in the table below. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

		Reduction in headroom
		2023	2022
Subsidiary	Reasonably possible change	£m	£m
Santander UK plc	Cash flow projections decrease by 10% (2022: 5%)	(1,261)	(773)
	Discount rate increases by 100 basis points (2022: 100 basis points)	(1,026)	(1,212)
	GDP growth rate decreases by 10 basis points (2022: 10 basis points)	(24)	(42)
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
Sensitivity of VIU changes to current assumptions to achieve nil headroom
Although there was no impairment of the Company's investment in Santander UK plc at 31 December 2023 and 2022, the test remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2023	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander UK plc	11,268	12,610	1,342	135	11

2022
Santander UK plc	11,268	15,461	4,193	450	27

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 248
Sensitivities of key assumptions in calculating the VIU of the investment in Santander Financial Services plc
At 31 December 2023 and 2022, the VIU was sensitive to reasonably possible changes in the key assumptions for the discount rate and cash flows similar to those applied in determining the recoverable amount of goodwill recognised in the Santander UK plc group (see Note 20 to the Consolidated Financial
Statements). In line with the position for Santander UK plc, the VIU is not sensitive to the UK long-term average GDP growth rate assumption overall as the increased profit after tax generated by growth of the business is mostly offset by the need to retain more profit to meet increased regulatory capital requirements driven by the growth in assets.
At 31 December 2023 and 2022, a reasonably possible change in the following key assumptions in relation to the VIU calculation for the Company’s investment in
Santander Financial Services plc would have resulted in a reduction in headroom, as shown in the table below. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review.
However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

		Reduction in headroom
		2023	2022
Subsidiary	Reasonably possible change	£m	£m
Santander Financial Services plc	Cash flow projections decrease by 10% (2022: 5%)	(50)	(18)
	Discount rate increases by 100 basis points (2022: 100 basis points)	(34)	(29)
The decrease in cash flow projections in the table above includes the impact of holding back the required capital to support the growth of the business.
Sensitivity of VIU changes to current assumptions to achieve nil headroom
Although there was no impairment of the Company's investment in Santander Financial Services plc at 31 December 2023 and 2022, the test remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2023	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander Financial Services plc	337	497	160	720	32

2022
Santander Financial Services plc	337	359	22	75	6
44.8. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2023	2022
	£m	£m
Medium-term notes	9,591	7,888
	9,591	7,888
Other financial liabilities at FVTPL comprised £9,591m (2022: £7,888m) of other financial liabilities designated at FVTPL. In 2023, as part of MREL requirements, the Company issued £1,481m (2022: £3,991m) of debt securities, which were then downstreamed to Santander UK plc. See Note 4.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The cumulative net gain or loss at 31 December 2023, and net gain or loss for the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £nil (2022: £nil) and has been included in profit and loss to offset credit risk on internal MREL assets held which are required to be recorded at FVTPL in accordance with IFRS 9.
At 31 December 2023, the amount that would be required to be contractually paid at maturity of the securities above was £197m higher (2022: £755m higher)
than the carrying value.,
44.9. DEPOSITS BY BANKS
These consist of amounts due to subsidiaries under loan agreements and are repayable on demand.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 249
44.10. DEBT SECURITIES IN ISSUE
The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2021.

	2023	2022
	£m	£m
Medium-term notes:
– Euro 30bn Euro Medium Term Note Programme	1,123	2,387
– US SEC-registered Debt Programme – Santander UK Group Holdings plc	788	2,511
	1,911	4,898
The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group
Holdings plc has predominantly been downstreamed to our operating company Santander UK plc.
Debt securities in issue did not include any amounts due from Santander UK group undertakings.
44.11. SUBORDINATED LIABILITIES

		2023	2022
Dated subordinated liabilities	Maturity	£m	£m
4.75% Subordinated notes	2025	326	608
5.625% Subordinated notes	2045	222	334
8.296% Subordinated notes	2033	767	—
7.869% Subordinated notes	2033	318	—
		1,633	942
44.12. NOTES TO CASH FLOWS
Changes in liabilities arising from financing activities
In addition to the changes in equity arising from financing activities, as set out in the Company Statement of Changes in Equity, the table below shows the changes in liabilities arising from financing activities.

	2023						2022
	Balance sheet line item						Balance sheet line item
	Debt securities in issue	Other liabilities at FVTPL(1)	Subordinate d liabilities	Other equity instruments	Dividend s paid	Total	Debt securitie s in issue	Other liabilities at FVTPL(1)	Subordinated liabilities	Other equity instruments	Dividends paid	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	4,898	7,888	942	2,196	—	15,924	6,013	4,190	838	2,191	—	13,232
Proceeds from issue of debt securities	—	1,528	—	—	—	1,528	—	3,889	—	—	—	3,889
Repayment of debt securities	(2,870)	—	—	—	—	(2,870)	(1,446)	—	—	—	—	(1,446)
Proceeds from issue of subordinated liabilities	—	—	1,050	—	—	1,050	—	—	—	—	—	—
Repayment of subordinated liabilities	—	—	(360)	—	—	(360)	—	—	—	—	—	—
Issue of other equity instruments	—	—	—	—	—	—	—	—	—	750	—	750
Repurchase of other equity instruments	—	—	—	—	—	—	—	—	—	(750)	—	(750)
Dividends paid	—	—	—	—	(1,671)	(1,671)	—	—	—	—	(1,156)	(1,156)
Liability-related other changes	(23)	558	30	—	—	565	(14)	(191)	1	5	—	(199)
Non-cash changes:
– Unrealised foreign	(99)	(383)	(32)	—	—	(514)	339	—	103	—	—	442
– Other changes	5	—	3	—	1,671	1,679	6	—	—	—	1,156	1,162
At 31 December	1,911	9,591	1,633	2,196	—	15,331	4,898	7,888	942	2,196	—	15,924
(1)Liability-related other changes for Other liabilities at FVTPL are not part of the changes in liability arising from financing activities.
Footnotes to the cash flow statement
Net cash flows from operating activities includes interest received of £197m (2022: £202m), interest paid of £130m (2022: £159m) and dividends received of
£1,685m (2022: £1,212m).

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 250
44.13. CONTINGENT LIABILITIES AND COMMITMENTS
Capital support arrangements
At 31 December 2023, Santander UK Group Holdings plc, Santander Financial Services plc and Santander Equity Investments Limited were party to a capital support deed entered into on 17 December 2021 and effective from 1 January 2022 (the Non-RFB Sub-Group Capital Support Deed). These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 31 December 2024. Exposures of Santander
Financial Services plc, the regulated entity, to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the Non-RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to the regulated party in the event that the regulated party breached or was at risk of breaching its capital resources or risk concentrations requirements.
44.14. SHARE CAPITAL
Details of the Company’s share capital are set out in Note 32 to the Consolidated Financial Statements.
44.15. OTHER EQUITY INSTRUMENTS
Details of the Company’s other equity instruments are set out in Note 33 to the Consolidated Financial Statements.
44.16. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT
PERSONNEL
The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in respect of the Santander UK group are set out in Note 37 to the Consolidated Financial Statements.
44.17. RELATED PARTY TRANSACTIONS
The Company’s transactions with related parties during the year and balances outstanding at the year-end:

	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2023	2022	2021	2023	2022	2021	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	—	—	—	36	—	—	—	—	(1,092)	—
Subsidiaries	(990)	(192)	—	7	656	—	15,004	15,597	—	(3)
	(990)	(192)	—	43	656	—	15,004	15,597	(1,092)	(3)
–Dividend income from subsidiaries of £1,685m (2022: £1,212m, 2021: £1,497m),
–Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.
–Loans and advances to banks include £1,772m due from Santander UK group undertakings,
–Other financial assets at amortised cost, see Note 6, all of which are securities issued by Santander UK plc,
–Other financial liabilities at fair value through profit or loss, see Note 8, all of which are securities subscribed for by Santander UK plc,
–Deposits by banks, see Note 9,
–Debt securities, see Note 10.
44.18. EVENTS AFTER THE BALANCE SHEET DATE
See Note 43 to the Consolidated Financial Statements.
44.19. INTEREST RATE BENCHMARK REFORM
At 31 December 2023, the Company had no remaining exposures which reference LIBOR settings.  At 31 December 2022 the company held, £2,491m of USD
LIBOR-linked Financial liabilities at amortised cost that were affected by IBOR reform and have yet to transition to an alternative benchmark interest rate as provided internally to key management personnel.
Further details of the significant interest rate benchmarks to which hedging relationships are exposed, the extent of risk exposure that is affected by IBOR reform, the effect of IBOR reform on interest rate risk management and how Santander UK's transition to alternative benchmark interest rates is being managed, are disclosed in Note 41 to the Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 251
Welcome to the
Shareholder information

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 252
Subsidiaries and related undertakings
In accordance with Section 409 of the Companies Act 2006, details of the Company’s subsidiaries and related undertakings at 31 December 2023 are set out below.
Subsidiaries
All subsidiaries are owned 100% and consolidated by Santander UK.
Incorporated and registered in England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
2 & 3 Triton Limited	A	Indirect	Ordinary £1	—
A & L CF June (2) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
A & L CF June (3) Limited	A	Indirect	Ordinary £1	—
A & L CF March (5) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
A & L CF September (4) Limited	A	Indirect	Ordinary £1	—
Abbey National Beta Investments Limited	A	Indirect	Ordinary £1	—
Abbey National Business Office Equipment Leasing Limited	A	Indirect	Ordinary £1	—
Abbey National Nominees Limited	A	Indirect	Ordinary £1	—
Abbey National PLP (UK) Limited	A	Indirect	Ordinary £1	—
Abbey National Property Investments	A	Indirect	Ordinary £1	—
Abbey National Treasury Services Investments Limited	A	Indirect	Ordinary £1	—
Abbey National Treasury Services Overseas Holdings	A	Indirect	Ordinary £1	—
Abbey National UK Investments	A	Indirect	Ordinary €0.1524	—
Ordinary £1
Abbey Stockbrokers (Nominees) Limited	A	Indirect	Ordinary £1	—
Abbey Stockbrokers Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Cash Solutions Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Commercial Bank Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Investments (Derivatives) Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Investments (No.2) Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Investments Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Alliance & Leicester Limited	F	Indirect	Ordinary £0.50	—
Alliance & Leicester Personal Finance Limited	A	Indirect	Ordinary £1	—
AN (123) Limited	A	Indirect	Ordinary £0.10	—
ANITCO Limited	A	Indirect	Ordinary £1	—
Athena Corporation Limited	A	Indirect	Ordinary £1	—
Cater Allen Holdings Limited	A	Indirect	Ordinary £1	—
Cater Allen International Limited	A	Indirect	Ordinary £1	—
Cater Allen Limited	A	Indirect	Ordinary £1	—
Cater Allen Lloyd's Holdings Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Cater Allen Syndicate Management Limited	A	Indirect	Ordinary £1	—
First National Motor plc	B	Indirect	Ordinary £1	—
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—
Insurance Funding Solutions Limited	A	Indirect	Ordinary £1	—
Liquidity Limited	A	Indirect	Ordinary A £0.10	—

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 253

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
Santander (CF Trustee Property Nominee) Limited	A	Trust relationship	Ordinary £1	—
Santander (CF Trustee) Limited	A	Trust relationship	Ordinary £1	—
Santander (UK) Group Pension Scheme Trustees Limited	A	Direct	Ordinary £1	100
Santander Asset Finance (December) Limited	A	Indirect	Ordinary £1	—
Santander Asset Finance plc	A	Indirect	Ordinary £0.10	—
Santander Cards Limited	A	Indirect	Ordinary £1	—
Santander Cards UK Limited	A	Indirect	Ordinary £1	—
Santander Consumer (UK) plc	B	Indirect	Ordinary £1	—
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—
Santander Equity Investments Limited	A	Direct	Ordinary £1	100
Santander Estates Limited	F	Indirect	Ordinary £1	—
Santander Financial Services plc	A	Direct	Ordinary £1	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	—
Santander Guarantee Company	A	Indirect	Ordinary £1	—
Santander Lending Limited	A	Indirect	Ordinary £1	—
Santander Mortgage Holdings Limited	A	Indirect	Ordinary £1	—
Santander Private Banking UK Limited	A	Indirect	Ordinary £1	—
Santander Secretariat Services Limited	A	Direct	A Ordinary US$0.01	100
Santander UK Operations Limited	A	Indirect	Ordinary £1	—
Santander UK (Structured Solutions) Limited	A	Indirect	Ordinary £0.01	—
			Preference £0.01	—
Santander UK plc	A	Direct	Ordinary £0.10	100
Santander UK Technology Limited	A	Indirect	Ordinary £1	—
Sheppards Moneybrokers Limited	A	Indirect	Ordinary £1	—
Solarlaser Limited (In Liquidation)	E	Indirect	Ordinary £1	—
SCF Eastside Locks GP Limited	A	Trust relationship	Ordinary £1	—
The Alliance & Leicester Corporation Limited	A	Indirect	Ordinary £1	—
Time Retail Finance Limited (In liquidation)	E	Indirect	Ordinary £1	—
Ordinary £0.0001
Tuttle and Son Limited (In Liquidation)	E	Indirect	Ordinary £1	—
(1) Refer to the key at the end of this section for the registered office address.
Incorporated and registered outside England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
A & L CF (Guernsey) Limited	N	Indirect	Ordinary £1	—
Abbey Business Services (India) Private Limited	M	Indirect	Ordinary INR 10	—
Abbey National International Limited	O	Indirect	Ordinary £1	—
Santander Cards Ireland Limited	H	Indirect	Ordinary €1	—
Ordinary €1.27
Santander ISA Managers Limited	G	Indirect	Ordinary £1	—
Sovereign Spirit Limited	L	Indirect	Ordinary BMD 1	—
(1) Refer to the key at the end of this section for the registered office address, including the country.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 254
Other subsidiary undertakings
All entities are registered in England and Wales except for Motor Securities 2018-1 Designated Activity Company which is registered in Ireland.
The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander
UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

	Registered	Name of entity	Registered
Name of entity	office(1)		office(1)
Abbey Covered Bonds (Holdings) Limited	D	Holmes Master Issuer plc	A
Abbey Covered Bonds (LM) Limited	D	Holmes Trustees Limited	A
Abbey Covered Bonds LLP	A	MAC No.1 Limited	A
Fosse (Master Issuer) Holdings Limited	C	Motor 2016-1 Holdings Limited	C
Fosse Funding (No.1) Limited	C	Motor 2016-1 plc	C
Fosse Master Issuer plc	C	Motor 2017-1 Holdings Limited	C
Fosse Trustee (UK) Limited	A	Motor Securities 2018-1 Designated Activity Company (in liquidation)	J
Holmes Funding Limited	A	Repton 2023-1 Limited	C
Holmes Holdings Limited	A
(1) Refer to the key at the end of this section for the registered office address.
Related undertakings
All of these entities, which are registered in England and Wales, are accounted for by the equity method of accounting, with 50% ownership being held.

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of entity				%
Hyundai Capital UK Limited	I	Indirect	Ordinary £1	—
Volvo Car Financial Services UK Limited	K	Indirect	Ordinary £1	—
(1) Refer to the key at the end of this section for the registered office address.
Overseas branches
The Company has no overseas branches. Santander Financial Services plc, a subsidiary, has branch offices in Jersey and the Isle of Man.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	1 Bartholomew Lane, London EC2V 2AX
D	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
E	Griffins Tavistock House North, Tavistock Square, London, WC1H 9HR
F	Carlton Park, Narborough, Leicester LE19 0AL
G	287 St. Vincent Street, Glasgow, Scotland G2 5NB
H	3 Dublin Landings, North Wall Quay, Dublin 1, Ireland
I	London Court, 39 London Road, Reigate RH2 9AQ
J	Trinity House, Charleston Road, Ranelagh, Dublin 6, Dublin, Ireland
K	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL
L	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
M	The Residency, 7th Floor, 133/1 Residency Road, Bangalore, KA 560 025, India
N	Suite 1 North, 1st Floor, Albert House, St. Peter Port, Guernsey GY1 1AJ
O	13-15 Charing Cross, St. Helier, Jersey JE2 3RP

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 255
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
–the effects of regional conflicts and wars
–the effects of UK economic conditions and disruptions in the global economy and global financial markets
–the effects of the UK’s withdrawal from the European Union
–the effects of climate change
–the effects of competition from other financial institutions, including new entrants into the financial services sector
–Santander UK’s ability to maintain its competitive position depending, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to risk of prepayment
–the risk of damage to Santander UK's reputation
–the risk that Santander UK is unable to manage the growth of its operations
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may affect Santander UK
–liquidity constraints and Santander UK’s ability to access funding on acceptable financial terms
–the effects of an adverse movement in external credit ratings assigned to Santander UK or any of its debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write-down powers thereunder
–the effects of any failure to comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and preventing the facilitation of tax evasion, or the risk of any failure to prevent, detect or deter any illegal or improper activities
–the effects of taxation (and any changes to tax), in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and procedures are not sufficiently robust
–the effect of cybersecurity on Santander UK’s business
–the risks arising from any non-compliance with Santander UK’s regulations, policies, from any employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods and Santander UK’s exposure to risks related to errors in its risk modelling
–the risks arising from Santander UK’s reliance on third parties for important infrastructure support, products and services
–the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards
Please refer to our latest filings with the SEC (including, without limitation, the Risk Factors section in this Annual Report on Form 20-F for the year ended 31
December 2023) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 256
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 257
Risk factors
An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks, the material ones of which are set out below.
Geopolitical and macroeconomic risks
Regional conflicts and wars have had and could continue to have a material adverse effect on our operations and financial position
In February 2022, Russia launched a large-scale military action against Ukraine and in October 2023, conflict escalated in the Middle East between Israel and
Hamas, which threatens to spread to other Middle Eastern countries. The war in Ukraine and the escalation of the armed conflict between Israel and Hamas have caused ongoing humanitarian crises in Europe and the Middle East. The war in Ukraine has also significantly impacted global commodity and financial markets, leading to supply chain disruptions and increases in the prices of energy, oil, gas and raw materials. This has led to heightened inflation, which has created further challenges for monetary authorities and our customers. The armed conflict between Israel and Hamas, especially if it spreads to other Middle Eastern countries, and/ or other future regional conflicts and wars that have a global impact, may also further adversely impact global commodity and financial markets.
We do not have a presence in Russia, Ukraine or the Middle East and our direct exposure to markets and assets in Russia, Ukraine and the Middle East is negligible. However, the effect of these regional wars on global commodity and financial markets and general macroeconomic conditions remains uncertain, and there is a risk that the economic effects of these regional wars will continue to affect the global economic outlook, which would adversely affect our businesses, results of operations and financial position.
The continuation or escalation of the conflicts between Russia and Ukraine or between Israel and Hamas, including the extension of the conflicts to other countries in the regions, and/or the emergence of other future regional conflicts and wars that have a global impact, could lead to further increases in energy prices (particularly gas prices, if supplies to Europe remain interrupted) and heightened inflationary pressures. This could lead to further increases in interest rates, impact financial market stability in the Eurozone and worsen the current cost of living crisis our customers are facing. Such developments would negatively affect the payment capacity of some of our customers, whose likely need for increased support will place additional pressures on the staff in our financial support and call centres.
In response to the Russian military action against Ukraine, the United States (US), the European Union (EU), the United Kingdom (UK) and other UN member states and jurisdictions, have imposed, and may impose additional, severe financial and economic sanctions and export controls against Russia, Belarus and certain regions in Ukraine. Such sanctions have included freezing/blocking assets, targeting major Russian banks, the Russian Central Bank, and certain Russian companies and individuals, imposing import and export controls against Russia and Russian interests, as well as disconnecting certain Russian banks from the
SWIFT system (Society for Worldwide Interbank Financial Telecommunication). In addition, the sanctions imposed also include a ban on trading in Russian sovereign debt and other securities. Russia has implemented certain countermeasures in response. The scale of sanctions is unprecedented, complex and rapidly evolving, and poses continuously increasing operational and compliance risks to Santander UK. Our corporate framework and policies are designed to ensure compliance with applicable laws, regulations and economic sanctions, including US, UK, EU and UN economic sanctions, in the countries in which we operate. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, have resulted in an increasingly fragmented macroeconomic, trade and regulatory environment. Currently, we do not have any loans, credits or contingencies affected by the recent sanctions imposed on Russia. However, we cannot predict whether any of the countries in which we operate will enact additional economic sanctions or trade restrictions in response to the Russian military action against Ukraine or the impact such additional sanctions or restrictions may have on us which may include increased costs and regulatory burdens associated with compliance with the evolving and complex sanctions landscape.
There is also an increasing risk that the US, the UK, the EU, the UN and other jurisdictions will begin imposing restrictions on countries, such as China or Turkey, who are viewed as supportive of Russian military action or who are aiding circumvention of existing sanctions on Russia. Compliance with any such restrictions imposed on China, Turkey or other jurisdictions, would pose a regulatory and cost burden and would greatly increase our exposure to sanctions risks. The heightened regulatory, political and media focus on our response to this crisis, the Israel-Hamas armed conflict or other future regional conflicts and wars that have a global impact may also increase our exposure to conduct and reputational risks.
Furthermore, the disruption and volatility in the global financial markets caused by the war in Ukraine and further intensified by the Israel-Hamas armed conflict and the potential of further tightening of financial market conditions due to the regional wars or other future regional conflicts and wars have had and could continue to have a material adverse effect on Santander UK’s ability to access funding, capital and liquidity on financial terms acceptable to it and result in an increase in Santander UK’s cost of funding due to widening of credit spreads. This could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, the risk of cyberattacks on companies and institutions could increase as a result of geopolitical turmoil. For example, Santander UK has faced a heightened risk of cyberattacks as a result of Russia’s military action against Ukraine, and the Israel-Hamas armed conflict and/or other future regional conflicts and wars that have a global impact serve to further heighten such risk. Such attacks could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. While we continue to see increasing ransomware attacks across sectors driven by supply chain tool compromises, and expect this trend to continue, we have not experienced any notable information or cybersecurity incidents as a result of these regional wars. We continue to actively monitor the situations in Ukraine, the Middle East and globally and assess their potential impacts on our business.
Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets
Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by general economic conditions in the UK.
Although the UK economy has recovered to pre-pandemic growth levels, the UK's economic growth in 2023 stagnated. As such, there remains a risk that the UK economy will fall into a period of economic contraction as the effects of higher interest rates, Brexit, and higher and more persistent inflation continue to affect supply chains and business and household confidence and finances. Interest rates have risen sharply since 2022 and although it is predicted that the peak has been reached there remains a risk that further increases will be needed particularly if rising energy inflation returns. This would put further pressure on household finances for some of our customers due to a sharp rise of the costs for refinancing their mortgage and significantly higher costs of borrowing overall. Higher mortgage rates could dampen demand in the housing market, leading to further drops in new business or steeper falls in house prices, reducing the value of the collateral we hold against mortgages. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries.
This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 258
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
Santander UK is also exposed to:
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism. Further moves towards unilateralism may also cause increased tension and/or hostilities between nations, which could negatively impact the global economy and financial markets. In addition, Russia's invasion of Ukraine has impacted the UK economy, in particular by pushing up energy and oil prices and increasing inflation further and the armed conflict between Israel and Hamas, including the risk of the conflict spreading more broadly in the region, could escalate geopolitical tensions, which may continue to adversely affect the global economy and financial markets;
–  Further waves or new strains of Covid-19 or unforeseen new diseases or infections, which could cause social disruption and a material economic downturn in the UK and globally;
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
Inflation peaked in October 2022 and since then the growth rate has continually fallen and should be near the target level in 2024. Monetary policy in the UK remains tight and whilst peak interest rates may have been reached, interest rates are likely to remain high throughout 2024. Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Europe’s manufacturing base is heavily dependent upon natural gas, and restriction in supply and significantly increased costs are expected to have a material adverse impact on the Eurozone economy, which could lead to disruption and volatility in the global financial markets, as a result of debt sustainability concerns.  This could have a material adverse impact on Santander UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK or its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.
The UK’s withdrawal from the European Union (Brexit) has had and could continue to have a material adverse effect on Santander UK’s operations, financial condition and prospects
On 31 January 2020 the UK ceased to be a member of the EU and a limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on 1 January 2021.
The trade deal, however, does not include agreements on certain areas such as financial services and data adequacy. The European Commission (the
Commission) will decide in 2024 whether to extend the data adequacy decision(s) for the UK for a further period up to a maximum of another four years. If the
Commission does not extend the decisions, then the decisions will expire on 27 June 2025. As a result, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties.
Following a consultation on the optimal structure for UK financial services post-Brexit, the Financial Services and Markets Act 2023 (FSMA 2023) received royal assent on 29 June 2023. FSMA 2023 establishes a framework for HM Treasury (HMT) to revoke EU-derived financial services legislation and for it to be replaced by Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) rules, with the intention of delivering a "comprehensive FSMA model of regulation" under which the regulators have extensive rule-making powers. This process of revoking and replacing retained EU law may result in material changes to the UK regulatory regime and the impact of these reforms on Santander UK is difficult to predict.
The wider and continuing impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and a lack of access to certain financial market infrastructure, may affect Santander UK's operations, financial condition and prospects and those of its customers.
Residual risks remain around the impact on the UK’s economy. Brexit has contributed to global Covid-19 pandemic-related supply and labour market constraints and reduced economic output and exports as businesses attempt to adapt the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.
While the long-term effects of the UK’s withdrawal from the EU are difficult to assess, this has also been hampered by overlay of and development of economic risks from the Covid-19 pandemic, the Russian invasion of Ukraine and the armed conflict between Israel and Hamas. Further, there is ongoing political and economic uncertainty, such as increased friction with the EU and EU countries, which could negatively affect Santander UK’s customers and counterparties and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 259
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
In particular, the last year has seen an increase in upcoming climate-related disclosure requirements that Santander UK and Banco Santander SA (as the ultimate parent of Santander UK) will need to comply with (for example, the IFRS Sustainability Disclosure Standards as developed by the International Sustainability
Standards Board (ISSB), the European Banking Authority's (EBA) Environmental, Social, and Governance (ESG) Pillar 3 disclosures rules and the EU Corporate
Sustainability Reporting Directive (CSRD)).
Banco Santander SA is a founding member of the UN-convened Net Zero Banking Alliance committing Santander UK Group Holdings plc to set and disclose decarbonisation targets for most greenhouse gas intensive sectors and to becoming a net zero bank by 2050. As such, Santander UK Group Holdings plc is implementing and reporting at a group level (including Santander UK plc) against the TCFD recommendations and has disclosed targets to manage climate-
related risks and opportunities. We continue to enhance our disclosures to ensure they become fully aligned with the TCFD recommendations. In order to fulfil these ambitions and reach the relevant targets or any other climate-related ambitions or targets Santander UK may commit to in the future, Santander UK continues to embed climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks Santander UK faces as a result of climate change). Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt Santander UK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on Santander UK’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition. Achieving Santander UK’s climate-related ambitions and targets will also depend on a number of factors outside its control, including (among other things) availability of data to measure and assess the climate impact on Santander UK’s customers, advancements of low-carbon transition technologies and public policies to support the energy transition in the markets where Santander UK operates. We continue to assess this as part of our transition planning process. If these external factors and other changes do not occur, or do not occur on a timely basis,
Santander UK may fail to achieve its climate-related ambitions and targets and this could have a material adverse effect on Santander UK’s business growth, competitiveness, profitability, financial condition and reputation.
For further details on Santander UK’s approach to climate change see “Sustainability & Responsible Banking – Taskforce on Climate-related Financial Disclosures
(TCFD)" in the Santander UK Group Holdings plc Annual Report on Form 20-F.
Business model risks
Santander UK is exposed to competition from other financial institutions, including new entrants into the financial services sector
The markets for UK financial services are very competitive and Santander UK has seen strong competition from banks, building societies and other established financial service providers. In addition, Santander UK faces competition from a number of new entrants, non-banks and other providers, including technology companies and large retail companies with strong brand recognition, particularly in payments.
The UK government and regulators are actively supporting the emergence of new entrants into the UK financial services market. The internet and mobile technologies are also changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking in recent years and the Covid-19 pandemic accelerated the strong trends towards customer digital adoption, commercial and customer uptake of Open Banking which is a data sharing initiative making certain customer account balance and transaction data available to third parties through use of application programming interfaces, and regulatory and industry initiatives to develop commercial variable recurring payments, Open Finance which extends the Open Banking ecosystem to enable data sharing related to additional financial services products and services and Smart Data which will establish data sharing initiatives in various sectors outside of financial services, are likely to significantly change the technological and competitive landscape.
Santander UK is investing in a multi-year transformation programme, including digitalisation of channels and services and automation of physical channels, to both meet customer preferences and protect its competitive position. There can be no assurance that the transformation programme will deliver the benefits sought from it.
Management expects such competition to continue or intensify as a result of customer behaviour and trends, technological changes, competitor behaviour, the growth in digital banking, new lending models and changes in regulation including the expansion of Open Banking. As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Santander UK’s existing competitors in that market, limiting Santander UK’s ability to increase its customer base and expand its operations, increasing competition for investment opportunities and potentially reducing Santander UK’s market share.
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
The rising rate environment and cost of living crisis may result in competitors reacting quite differently in relation to, amongst other factors, loan pricing, availability, deposit pricing and investment decisions. This has already had, and will continue to have, an impact on the competitive environment and future decisions of
Santander UK.
Santander UK’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
The success of Santander UK’s operations and its profitability depends, in part, on the success of new products and services it offers to customers and the way in which it offers and provides its products and services. The increasing availability of a wide range of digital or online products and services for customers requires banks like Santander UK to enhance their offerings in order to retain and attract customers. However, Santander UK cannot guarantee that its products and services or the way in which it offers or provides its products and services will continue to meet the needs or preferences of Santander UK’s customers which may change over time, and Santander UK may not take appropriate action to change or withdraw products when they become obsolete, outdated or unattractive.
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
launched is likely to affect its operating results.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 260
Any or all of the above factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s loan portfolio is subject to risk of prepayment
Santander UK’s loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to prepay a debt obligation prior to maturity. As a result,
Santander UK could be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that Santander UK is not able to accurately forecast amortisation schedules for these purposes which may affect its profitability.
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
Damage to Santander UK’s reputation could cause harm to its business prospects
Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to Santander UK’s reputation could materially and adversely affect Santander UK’s perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on Santander UK’s operating results, financial condition, and prospects as well as damage Santander UK’s customers' and investors' confidence and the market price of Santander UK’s securities. Damage to the reputation of Santander UK or Banco Santander SA (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, failure to deliver minimum standards of service and quality, loss or compromise of customer data, disruption to service due to a cyberattack, wider IT failures, compliance failures, third-party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects. Santander UK’s reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 261
Capital and liquidity risk
Santander UK is subject to regulatory capital, liquidity and leverage requirements that could limit its operations, and changes to these requirements may further limit and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Capital Requirements Regulation and Capital Requirements Directive IV
Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under retained EU law and as adopted by the PRA in the UK.
Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital (leverage) to total adjusted assets for leverage purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK's existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write-down (for more information, see the risk factor entitled
‘Santander UK may become subject to the provisions of the Banking Act 2009 (the Banking Act), including bail-in and write-down powers’).
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
In implementing CRD IV and the revised versions of CRD IV, the PRA has required the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under
CRD IV and PRA rules to ensure a bank can withstand a period of stress. Though the results of the Bank of England (BoE) 2022/23 stress test (the most recent exercise undertaken to set UK bank capital buffers) did not impact on the level of capital that Santander UK is required to hold, the PRA could, in the future, as a result of stress testing exercises and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions, require Santander UK to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)
The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The current minimum requirement for LCR is set at 100%. Santander
UK is also required to maintain available stable funding equal to at least 100% of its required stable funding under the NSFR. Santander UK’s current liquidity position is in excess of the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on Santander UK’s financial performance.
Leverage ratios
The Financial Services Act 2012 (the FS Act) also provides the Financial Policy Committee (FPC) of the BoE with certain macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The PRA requires UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies to hold enough CET1 capital to meet an Additional Leverage Ratio Buffer (ALRB) of 35% of the institution-specific G-SIB buffer rate or Other Systemically Important Institutions (O-SII) buffer rate following the implementation of the CRD V Directive on 28 December 2020 (previously the Systemic Risk Buffer rate) and for consolidated groups which include a
Ring Fenced Body (as defined in the Financial Services and Markets Act 2000 (FSMA)) to hold enough CET1 capital to meet the ALRB. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to Santander UK being further increased, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Regulators and legislators in the UK have produced a range of proposals for future legislative and regulatory reform which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital or increase Santander UK’s expenses and could therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the UK's implementation of the remaining Basel III standards. The Basel Committee on Banking Supervision has approved a series of significant changes to the Basel regulatory capital framework subsequent to Basel III from 7 December 2017, colloquially known as Basel IV or Basel 3.1 which revise the process for determining capital requirements. On 30 November 2022, the PRA published a consultation paper (CP 16/22) on the implementation of the Basel IV standards (which the PRA refers to as Basel 3.1) in the UK, which on 12 December 2023 was followed by a Policy Statement (PS17/23) and the first of two sets of new near-final rules.  The remaining rules are expected to be published in the second quarter of 2024 and together these new rules will revise the CRD IV framework already implemented in the UK. The PRA has proposed a four-and-a-half-year transitional period for implementation that will commence on 1 July 2025. CRD IV requirements adopted in the UK may change further and there may be further changes to the way in which the PRA continues to interpret and apply these requirements to UK banks
(including with regard to individual model approvals or otherwise).
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 262
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
In response to the Covid-19 pandemic, the BoE introduced the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises
(TFSME). Santander UK has begun repaying drawings ahead of the 2025 contractual maturities and as at 31 December 2023, Santander UK had £17bn of
drawings outstanding having repaid £8bn in 2023. Santander UK will have to replace these remaining drawings via wholesale market issuance or through management of the customer funding gap.
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
Santander UK’s liquidity planning assumes that customers will continue to make a volume of deposits with Santander UK (particularly demand deposits and short-
term time deposits), and Santander UK intends to maintain its emphasis on the use of deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for Santander UK in the future if deposits are not made in the volumes anticipated or are withdrawn at short notice or are not renewed. If a substantial number of depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, there may be a material adverse effect on Santander UK’s operations, financial condition and prospects. This might increase Santander UK’s requirements for wholesale funding or require the execution of contingent options to raise additional liquidity, including the potential curtailing of growth plans.
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
In particular, a downgrade in Santander UK’s credit ratings could increase its borrowing costs and could require it to post additional collateral or take other actions under some of its derivatives, loan facilities or other financial contracts, and could limit its access to capital markets and have a material adverse effect on its operations, financial condition and prospects. For example, a credit rating downgrade could have a material adverse effect on Santander UK’s ability to sell or market certain products, engage in certain longer-term or derivatives transactions and retain its customers or investors, particularly those who need a minimum rating threshold in order to transact or invest.
Any of these effects of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander
UK, including its operations, financial condition and prospects. For example, Santander UK estimates that at 31 December 2023, if Fitch, Moody’s and Standard &
Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £1.2bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.8bn of cash and collateral at 31 December 2023. Under the LCR we hold sufficient liquidity to cover these potential outflows. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.
There can be no assurance that the credit rating agencies will maintain Santander UK’s current credit ratings or outlooks. A failure to maintain favourable credit ratings or outlooks could increase Santander UK’s cost of funding, adversely affect Santander UK’s interest margins, and reduce its ability to secure both long-
term and short-term funding. If a downgrade of a Santander UK member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 263
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
Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK record a deficit or an increased deficit (as appropriate), due to either a reduction in the value of the pension scheme assets (depending on the performance of financial markets) not matched by a fall in the pension scheme liabilities and/or an increase in the pension scheme liabilities (for example due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, or other factors) not matched by an increase in the pension scheme assets, this could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from other areas of Santander UK's business and reduce its capital resources. Changes in inflation and interest rates in particular pose significant risks to the pension scheme as liabilities would be adversely impacted by an increase in long-term inflation or reduction in interest rates, and it is inherently problematic to find assets that exactly match inflation and interest rate movements in the liabilities. The pension scheme assets are also invested in illiquid assets consisting primarily of unlisted credit, private equity and property. The value of these investments can only be known when they are realised. The value in the accounts is an estimate of the fair value of these investments but the final realised value could be materially different. Although the trustee of the scheme is obliged to consult with Santander UK before changing the pension scheme's investment strategy, the trustee has the final say and the ultimate responsibility for investment strategy rests with the trustee. A change in the actual or perceived strength of the employer’s covenant could also result in Santander UK having to make increased contributions to the scheme. While Santander UK can control a number of the above factors, there are some over which Santander UK has no or limited control.
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
Any increase in Santander UK’s pension liabilities and obligations as a result of the foregoing factors could have a material adverse effect on Santander UK’s operations, financial conditions and prospects. There is also a risk of reputational damage if the scheme fails to comply with legislation or if there are any issues with members or the trustee being dissatisfied.
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
Changes in interest rates would affect the following areas, among others, of Santander UK’s business:
–Net interest income
–The value of Santander UK’s derivatives transactions
–The value of Santander UK’s securities holdings
–The value of Santander UK’s loans and deposits
–The volume of loans originated
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
which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 264
Increases in interest rates may reduce the volume of loans originated by Santander UK. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.
Reductions in interest rates could lead to margin compression if such changes are passed on to customer liabilities to a lesser extent than they are passed on to customer assets.
Changes in interest rates may also affect the ability of Santander UK’s customers to prepay or refinance fixed-rate loans, affect the value of its financial assets and reduce gains or require Santander UK to record losses on sales of Santander UK’s loans or securities, which could have a material adverse effect on Santander
UK’s operations, financial condition and prospects.
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
Reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK invests in debt securities of the UK government largely for liquidity management purposes. At 31 December 2023, approximately 5% of Santander
UK’s total assets and 7% of Santander UK’s securities portfolio were comprised of debt securities issued by the UK government. Any failure by the UK government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
Credit risks
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
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last two years, interest rates attached to both variable and fixed rate mortgages have increased from historic lows. Customers with variable rates or those whose fixed rate terms have ended during this time period have faced increased monthly payments. These events, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 265
Santander UK’s control. As a result, there is no precise method for predicting loan and credit losses, and no assurance can be provided that Santander UK’s current or future loan loss reserves will be sufficient to cover actual losses.
If Santander UK’s assessment of and expectations concerning the above-mentioned factors differ from actual developments Santander UK may need to increase its loan loss reserves, which may adversely affect Santander UK’s operations, financial condition and prospects. Additionally, in calculating its loan loss reserves,
Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio
The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 85% of
Santander UK’s loan portfolio at 31 December 2023. As a result, Santander UK is highly exposed to developments in the residential property market in the UK.
Following the peak in aggregate UK house prices in 2022, these fell slightly in 2023 with ongoing uncertainty in the outlook for house prices for 2024 and beyond.
UK experience of other episodes of house price declines as well as the continuing uncertainty as to the extent and sustainability of any UK economic downturn and recovery, will mean that losses could be incurred on high LTV (loan to value) loans should they go into possession.
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
Legal and regulatory risks
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the
Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability and operational resilience of institutions under their supervision), enhance consumer protection, address climate change risks, the risk of greenwashing and environmental, social and governance risks generally, and improve controls in relation to financial crime-related risks. For example, Santander UK is now a participant lender in the UK government’s Mortgage Charter initiative, which was launched in June 2023, by HMT in light of the pressures on households following interest rate rises and the cost of living crisis pursuant to which Santander UK has agreed to take additional steps to support residential mortgage borrowers experiencing financial difficulties. Santander UK expects regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the UK by the BoE as resolution authority, the PRA, the FCA, the Competition and Markets Authority (CMA), the Payment Systems
Regulator (PSR), the Information Commissioner’s Office (ICO), the Serious Fraud Office (SFO) and the Lending Standards Board (LSB).
As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators such as the Banco de España
(the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes (including the US) that have extra-territorial effect.
Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect
Santander UK’s business, including Spain, the US, the EU and other jurisdictions. Because Santander UK is subject to oversight by multiple regulators or government bodies related to the same conduct or activity, this can increase business uncertainty and the amount of resources needed to ensure Santander UK’s compliance with the different legal and regulatory regimes.
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
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. For example, in December 2022, the chancellor of the exchequer announced a package of financial services regulatory reforms – known as the Edinburgh Reforms – designed to strengthen the international competitiveness of the UK’s financial services sector and drive economic growth. Furthermore, as set out above (see, ‘The UK’s withdrawal from the European Union (Brexit) has had and could continue to have a material adverse effect on Santander UK’s operations, financial condition and prospects’), FSMA 2023 enables HMT to revoke retained EU legislation and empowers the PRA and the FCA to replace it with their own rules. Further, in July 2023 HMT began to set out its programme of secondary legislation to replace repealed retained EU law as part of its intention to deliver a "Smarter Regulatory Framework" for financial services tailored to the
UK. There is a risk that this initiative results in UK financial services regulation materially diverging from EU regulation, and accordingly that the strategy of
Santander UK and the group in relation to products/initiatives that have a cross-border element could be materially impacted.
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
financial condition and prospects include, but are not limited to, the following:

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 266
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits (more than £25 billion of “core deposits”), including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019.
However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the
UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, the forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading on 15 March 2022,
HMT announced its intention to implement certain limited reforms to the ring-fencing regime, including increasing the ring-fencing core deposit threshold from
£25 billion to £35 billion, introducing a de minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions (RFIs) of up to
£100,000 per RFI at any one time, and allowing ring-fenced banks to establish operations outside of the UK or the European Economic Area, have exposure to
RFIs that qualify as small and medium sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. In September 2023, HMT published a consultation on the reforms, as well as draft secondary legislation which the government intends to lay before Parliament in early 2024. These proposed reforms of the ring-fencing regime may lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime.
–Competition: Competition authorities (which in the UK include the CMA, the FCA and the PSR) can run reviews and investigations into any aspect of
Santander UK’s operations or the functioning of any markets in which Santander UK operates, which could lead to Santander UK being required to change the markets in which it operates. In addition, the CMA’s widening focus on market outcomes may also result in increased reviews by the CMA of the markets in which Santander UK operates. On 25 April 2023, the UK government introduced the draft Digital Markets, Competition and Consumers Bill (DMCC) to the UK
Parliament, which proposes significant reforms to the powers of competition authorities in relation to the aforementioned investigations, including substantial new fining powers. The DMCC also introduces other wide-ranging reforms to the UK’s competition, consumer protection and digital markets regulatory landscape some of which could impact Santander UK’s business. For instance, the DMCC grants the CMA the power to directly determine whether certain consumer protection laws have been infringed without needing to go through the courts.
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations at a
European as well as domestic UK level. Within the UK, the PSR has mandated Santander UK to build systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (CRM) which both aim to reduce the level of customer fraud (particularly through our customers'
manipulation into making payments known as 'Authorised Push Payment' (APP) fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failing in system design may lead to fines from regulators and/or compensation being paid to customers.
Further, from October 2024 Santander UK will be subject to the PSR's reimbursement requirement, requiring it to reimburse APP scam victims subject to certain exceptions, excesses and maximums, adding to Santander UK's obligations in this space.  Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value Clearing House Automated Payment System (CHAPS) system through the
Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for faster payments, BACS and the other lower value retail payment schemes. Transitioning to the ‘New Payments Architecture’ will generate short-term challenges, including in successfully adopting the ISO20022 messaging standard while ensuring payment message completeness in alignment with regulatory requirements. PSD2 has been implemented and transposed into UK legislation in the Payment Services Regulations 2017 and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Open Banking and PSD2 both have shown that they have the potential to exacerbate a number of existing risks including data loss/data protection, cybersecurity, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity.
–Data Privacy: In connection with its processing of personal data, Santander UK is subject to data protection laws and regulations – in particular, the UK
GDPR (as defined and interpreted in accordance with the Data Protection Act 2018) and the Data Protection Act 2018 (DPA). In the event Santander UK breaches any such data protection laws, it could face significant enforcement action and/or financial penalties as well as reputational damage, which could ultimately have a material adverse effect on Santander UK’s operations, financial condition and prospects. The Data Protection and Digital Information (No 2)
Bill (DPDI Bill 2) was introduced on 8 March 2023 and proposes a number of changes to the UK GDPR and the DPA. As at January 2024, the DPDI Bill 2 is
being considered by the House of Lords. Whilst the final form of the DPDI Bill 2 remains subject to change as it progresses though the legislative process, if it becomes law, it may result in Santander UK having to make changes to its current data protection compliance programme which could result in compliance and operational costs. The proposed reforms set out in the DPDI Bill 2 may also pose a risk to the EU Commission’s adequacy decision for the UK. This is because the European Commission may consider that the UK’s data protection laws are no longer essentially equivalent to those of the EU. If the EU
Commission’s adequacy decision for the UK is withdrawn, this could impact personal data flows from entities in the EU to Santander UK in the UK. In the event this occurs, it may result in additional costs to Santander UK in order to facilitate those data flows, to the extent those data flows are impacted, with the
UK being subject to EU transfer rules as a non-adequate jurisdiction.
–Cybersecurity: Santander UK is subject to cybersecurity regulations and cybersecurity incident reporting requirements. Cybersecurity incident reporting often require short timeframes and there is a risk that Santander UK will fail to meet the reporting deadlines for any given cybersecurity incident. There will be legal, reputational and regulatory risks in the event we, or the third-party providers we work with, are found to be out of compliance with these regulations and reporting requirements.
–Consumer Duty: The FCA’s rules and guidance on a broad consumer duty that firms undertaking regulated activities with retail clients must observe (the
Consumer Duty) have been in force for open products and services since 31 July 2023. The Consumer Duty has three elements: (i) a "Consumer Principle", which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers), (ii) three cross-
cutting rules that articulate the standards of conduct expected under the Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives), and (iii) four outcomes that build on the Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm's conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support). The expectations of the Consumer Duty require firms to end unfair charges and fees, make it as easy to switch or cancel products as it was to take them out in the first place, provide helpful and accessible customer support, act quickly to respond to customer queries, provide timely, clear and easily understandable information to customers regarding products and services, provide products and services that are appropriate for their customers, and focus on the real and diverse needs of their customers, including those in vulnerable circumstances, at every stage and in each interaction. The Consumer Duty also requires firms to monitor, evidence and report against many of the requirements. Santander UK has completed the first phase of the implementation of the
Consumer Duty, which required a review of, and changes to, Santander UK’s products, services, policies, systems and procedures against the FCA requirements. The second phase of the implementation of the Consumer Duty is due by 31 July 2024, being the date on which the Consumer Duty applies to closed products and services, and accordingly focuses on such products and services. The Consumer Duty affects elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that
Santander UK is able to generate. It may result in an increase in civil litigation or claims to the Financial Ombudsman Service (FOS) by customers alleging a

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 267
breach of the standards of the Consumer Duty or in regulatory action by the FCA. The FCA has indicated that an early area of focus for them will be to look at firms’ complaints data in order to identify where the FOS uphold high numbers of complaints, and that it will hold firms accountable to ensure complaints are dealt with fairly and that robust mechanisms are in place to learn from the root causes of complaints. The FCA will continue to work across sectors to test how the Consumer Duty has been implemented and embedded within firms and will be looking for changes in culture across firms and evidence on how firms ensure customers receive good outcomes at any point when they interact with a firm. Where the FCA identifies serious breaches of the Consumer Duty, it has stated that it will take robust action, including interventions, investigations and possibly disciplinary sanctions. If Santander UK is not able to demonstrate continuous learning and improvement when it comes to customer experience and outcomes, and compliance with the Consumer Duty more broadly, it could lead to regulatory actions by the FCA and reputational damage arising from adverse publicity.
–Insolvency: Changes to the UK corporate insolvency regime were introduced through the Corporate Insolvency and Governance Act 2020, including a pre-
insolvency moratorium process for corporates in financial difficulty to give a period of time to seek a rescue or restructure and a new restructuring plan insolvency procedure to enable debt restructures. The Finance Act 2020 re-established certain tax debts owed by corporates as secondary preferential debts, ranking ahead of debts owed to floating charge holders. The Debt Respite Scheme (Breathing Space Moratorium and Mental Health Crisis Moratorium)
(England and Wales) Regulations 2020 (Breathing Space Regulations) (which came into force on 4 May 2021) give eligible individuals in England and Wales the ability to apply for a breathing space or mental health crisis moratorium during which creditors may not demand payment of interest or fees that accrue or enforce a debt owed by the applicant. The impact these changes will have in relation to the collection and recovery of loans to retail and corporate customers who are in financial difficulty or default continues to evolve.
–Outsourcing and Third-Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third-party risk management (SS2/21). SS2/21 is the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management, although it should be read alongside the EBA guidelines on outsourcing arrangements, and PRA and FCA rules and guidance on outsourcing. The scope of contracts required to meet the PRA requirements on outsourcing and third-party risk management extends beyond that set out in the
EBA guidelines on outsourcing and also captures material non-outsourcing. SS2/21 also requires that intragroup outsourcing be subject to the same requirements and expectations as external outsourcing and should not be treated as being inherently less risky. If Santander UK is unable to meet the PRA or
FCA requirements on outsourcing and third-party risk management, it may face supervisory measures, which could in turn have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
–Operational Resilience: In March 2021, the PRA and the FCA published Supervisory Statement 1/21 (SS1/21) and Policy Statement 21/3 (PS21/3), which set out their final rules and guidance intended to strengthen operational resilience in the financial services sector. The operational resilience rules require Santander
UK to identify its ‘important business services’, being those services which, if disrupted, could cause intolerable harm to clients or pose a risk to that firm’s safety and soundness or to the stability of the UK financial system. Once Santander UK has identified these, it must set impact tolerances for all important business services and ensure it is able to remain within these tolerances in severe but plausible disruption scenarios. Santander UK must comply with these requirements by no later than the end of a three-year transitional period on 31 March 2025. If Santander UK is unable to meet the PRA and FCA requirements relating to operational resilience, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK government has announced its intention to roll out new sustainability disclosure requirements, which will expand on those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy. Santander UK Group Holdings plc is implementing the recommendations of TCFD on a group level: further reporting will require additional gathering of data and digitalisation of reporting and there will be legal, reputational and regulatory risks should Santander UK Group Holdings plc fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.
–National Security and Investment Act: The National Security and Investment Act 2021 (NSIA) came into force on 4 January 2022 in the UK, introducing a new national security screening regime with mandatory suspensory notifications required for corporate and financial transactions in certain sectors which meet the prescribed thresholds. The NSIA also grants the UK government wide-ranging powers to intervene in transactions on national security grounds, even where the transaction is outside of the scope of the mandatory notification regime. The UK government can impose heavy criminal and civil penalties under the NSIA for non-compliance. In the event that the UK government intervenes in any of Santander UK's transactions and/or imposes any related penalties on Santander
UK, this could result in reputational damage and could have a material adverse effect on Santander UK's operations, financial condition and prospects.
–Access to Cash: FSMA 2023 grants the BoE supervisory powers to regulate the UK wholesale cash distribution market, including powers to impose fines and empowers HMT to designate firms to be subject to FCA oversight for the purpose of ensuring the reasonable provision of cash access (including free cash access). We expect Santander UK to be a designated firm for these purposes. The FCA intends to make rules to ensure the reasonable provision of cash withdrawal and deposit facilities and in its consultation paper (CP23/29) outlined how it intends to use its powers, for example, by limiting the availability of designated firms to close cash facilities, including bank branches, until any additional cash services identified as needed are available. The new access to cash regime is likely to have implications for Santander UK's business decisions and strategy, in particular in relation to our branch network and our participation in the wholesale cash distribution market generally. The new access to cash regime is expected to be finalised in 2024. In the event that the BoE imposes any fines with respect to Santander UK’s participation in the wholesale cash distribution market or the FCA imposes requirements on Santander UK in relation to retail cash access, this could result in reputational damage and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Financial Crime: The UK financial crime legislative framework has been updated significantly in recent years and is subject to regular change. The Economic
Crime (Transparency and Enforcement) Act 2022 (ECTEA) significantly streamlined the process of making sanctions and empowered the Office of Financial
Sanctions Implementation (OFSI) to enforce sanctions on a strict liability basis. ECTEA also introduced a Register of Overseas Entities at Companies House
with the aim of providing greater transparency in the UK property market by requiring overseas entities to register with Companies House.  ECTEA was followed by the Economic Crime and Corporate Transparency Act 2023 (ECCTA). ECCTA includes reforms to Companies House over a multi-year period, a reform of the identification doctrine (broadening the scope of corporate criminal liability by making corporates criminally liable for the conduct of senior managers acting within the scope of their authority), the introduction of a new offence of failure to prevent fraud and the expansion creation of inter-bank information sharing for the purposes of detecting and preventing economic crime. Many of these provisions are due to come into force in 2024. 2024 may also see a number of other financial services legal and regulatory changes. These include changes to the treatment of domestic politically exposed persons, as set out in FSMA 2023, new proposals for a ‘Suspended Accounts Scheme’ as set out in the Criminal Justice Bill 2023-24, possible changes to account closure rules, mandatory APP scam reimbursement rules (as mentioned above under "Payments") and potential changes to the Money Laundering, Terrorist Financing and Transfer of Funds
(Information on the Payer) Regulations 2017 (MLRs). The UK government is also expected to continue to take forward a series of non-legislative reforms that will impact the financial crime landscape, as committed to in keynote strategic publications, such as the Economic Crime Plan 2 and Fraud Strategy. The expansion of criminal liability under these reforms brings with it financial risk in the form of penalties and reputational risk, while continued compliance with the changing UK financial crime framework may expose Santander UK to increased operational and compliance costs, each of which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK may become subject to the provisions of the Banking Act, including bail-in and write-down powers

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 268
The special resolution regime set out in the Banking Act provides HMT, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
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
If a ‘bail-in’ order were made under the Banking Act as amended by The Financial Services (Banking Reform) Act 2013 (see further ‘Regulation of Santander UK -
The Banking Act 2009’), such an order would be based on the principle that any creditors affected by the 'bail-in' order should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write-down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a bank under resolution and the power to convert certain liabilities into shares (or other instruments of ownership) of the bank. The bail-in power under the
Banking Act may potentially be exercised in respect of any unsecured debt securities issued by a bank under resolution or an entity in Santander UK, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act could be exercised in respect of Santander UK’s debt securities. Public financial support would only be used as a last resort, if at all, after having assessed and utilised, to the maximum extent practicable, the resolution tools including the bail-in tool and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of Santander UK or any entity in Santander UK would have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Santander UK must comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and preventing the facilitation of tax evasion. Failure to prevent, detect or deter any illegal or improper activities could have a material adverse effect on Santander UK’s operations, financial condition or prospects
Santander UK is required to comply with applicable laws and regulations relating to anti-money laundering (AML), counter-terrorism financing (CTF), anti-bribery and corruption, sanctions, preventing the facilitation of tax evasion and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (including in respect of sanctions and politically-exposed person screening), ensure customer and transaction information is appropriately recorded, monitored and kept up to date and implement effective financial crime policies and procedures detailing what is required from those responsible in order to counter financial crime risks with the aim to prevent the facilitation of bribery, tax evasion and fraud by its employees or associated persons. Santander UK's staff are obligated to report suspicious transactions and activity to appropriate law enforcement. The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which in turn requires ongoing changes to systems, technology and operational activities.
Santander UK is also required to conduct financial crime training for its staff. Comprehensive and risk based financial crime training at a group-wide and business unit level is a key element of effective controls, with the FCA providing guidance on expectations within its Financial Crime Guide and the Joint Money Laundering
Steering Group (JMLSG) providing guidance on the practical interpretation of UK AML and CTF legislation. Financial crime is continually evolving and this requires proactive and adaptable responses from Santander UK so that it is able to deter, detect and disrupt threats and criminality effectively. Even known threats can never be fully eliminated, and there may be instances where Santander UK could be used by other parties to engage in money laundering and other illegal or improper activities. Santander UK’s staff, whom Santander UK rely heavily upon to identify such activities and report them, have varying degrees of experience in recognising criminal tactics, making effective, bank-wide mandatory and specialist training provided by the Santander UK Economic Crime Academy more pertinent.
Where Santander UK outsources any of its customer due diligence, customer screening or anti-financial crime operations, it remains responsible and accountable for full compliance and any breaches. If Santander UK is unable to apply the necessary scrutiny and oversight, or if such oversight proves insufficient to detect illegal or improper activities, there remains a risk of regulatory breach and this could have a material adverse effect on Santander UK's operations, financial condition and prospects.
Over the last decade, laws and regulations relating to financial crime have become, and may continue to become, increasingly complex and detailed.
Consequently, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally which continues to intensify. To manage regulatory scrutiny, Santander UK continues to improve its systems, adopt more sophisticated monitoring and enhance the skill set of its compliance personnel. Navigating the increasing complexity of financial crime regulation is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU, UK and US in the area of economic sanctions and the evolving financial and trade sanctions imposed on Russia and Belarus due to the war in Ukraine, require additional immediate and longer-term sanctions risk management and compliance efforts for Santander UK.
UK AML and CTF legislation continues to change (for instance through the enactment of the ECCTA, the introduction of requirements regarding proliferation financing as introduced by the UK’s money laundering regulations and regular updates to the UK’s list of third countries identified as high-risk countries), recent updates to beneficial ownership discrepancy reporting requirements detailed in the UK’s money laundering regulations, or the recent launch of the Register of
Overseas Entities and the associated compliance regime, which is reflected where appropriate within Santander UK's AML and CTF policies and procedures, with additional training and guidance required for employees. While legislative changes can offer opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of divergence from Banco Santander group, legislative and regulatory requirements via Banco Santander and the

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 269
EU. Significant change could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
If Santander UK is unable to fully comply with applicable laws, regulations and expectations, its regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against it, to impose significant fines and other penalties on it, including requiring a complete review of
Santander UK’s business systems, day-to-day supervision by external consultants, imposing restrictions on the conduct of Santander UK’s business and operations and ultimately the revocation of Santander UK’s banking licence. The reputational damage to its business and brand could be severe if Santander UK was found to have materially breached AML, CTF, anti-bribery and corruption, anti-tax evasion or sanctions requirements. Santander UK’s reputation could also suffer if it were unable to protect its customers or its business from being used by criminals for illegal or improper purposes. Criminal penalties could be imposed upon individuals employed by Santander UK. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK has been, and may in the future be, subject to negative coverage in the media about Santander UK or Santander UK’s clients, including with respect to alleged conduct such as failure to detect and/or prevent any financial crime activities or comply with financial crime compliance regulations. Negative media coverage of this type about Santander UK, whether it has merit or not, could materially and adversely affect Santander UK’s reputation and perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on
Santander UK’s operating results, financial condition and prospects as well as damage Santander UK’s customers’ and investors’ confidence and the market price of Santander UK’s  securities.
At an operational level, geopolitical, economic, social and technological changes can provide opportunities to financial criminals and alter the risks posed to banks.
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
In addition, while Santander UK reviews its relevant counterparties’ internal policies and procedures (for example, under its correspondent banking relationships)
with respect to such matters, Santander UK, to a large degree, requires relevant counterparties to maintain and properly apply their own appropriate anti-financial crime procedures to reduce the risk of being used as a conduit for money laundering without its knowledge. There are also risks that other third parties, such as suppliers and those considered ‘associated parties’ under the UK Bribery Act, could be involved in financial crime. If Santander UK is associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), then its reputation could suffer and it could become subject to civil or criminal proceedings that could result in penalties, sanctions and legal enforcement (including being added to 'black lists' that would prohibit certain parties from engaging in transactions with it), any one of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
–Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HMT, HM Revenue & Customs (HMRC), the
CMA, the Information Commissioner’s Office, the FOS, the PSR, the SFO, the National Crime Agency (NCA), OFSI or the courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to SME dispute resolution and liability for APP fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
–An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases. The UK has seen a sharp increase in recent years in the number of class action claims being issued in the Competition Appeals Tribunal on this basis.
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
future lead to Santander UK’s conduct being reviewed as part of any such scrutiny.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 270
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
Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) development of a voluntary dispute resolution service to oversee the resolution of historic complaints from SMEs that meet the relevant eligibility criteria and new complaints from SMEs that would be outside the FOS’ proposed revised jurisdiction; (vi) introduction of a voluntary code to enhance protection for customers who are victims of APP fraud; and (vii) high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Any failure to effectively apply, consistently monitor and refine Santander UK’s credit risk management systems may result in an increase in the level of non-
performing loans and higher losses than expected, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK‘s business is subject to risks related to data and adverse impacts on operations if data management policies and procedures are not sufficiently robust
Santander UK's operations rely on the effective use of data to manage and grow its business and deliver the overall strategy. Santander UK uses data to serve its customers, satisfy its regulatory requirements and run its operations. If Santander UK's data is not accurate and timely, this could impact its ability to serve customers, operate with resiliency or meet regulatory requirements. From a business perspective, accurate and detailed customer data is critical for delivering customer expectations in terms of new and improved products and services. Lack of good quality data could also result in competitive disadvantages by increasing costs in terms of manual interventions, adjustments, and reconciliations. Investment is continuously being made in data tools and in maturing a strong data culture across the organisation to address some of the data challenges and prepare a strong foundation for the future. Any such failure to effectively use data or maintain effective data management policy and procedures could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s business is subject to risks related to cybersecurity
Santander UK’s systems, software and networks may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. The interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm, and therefore have a material adverse impact on Santander UK’s operations, financial condition and prospects.
In particular, in recent years the computer systems of companies and organisations have been targeted by cyber criminals, activists and nation-state-sponsored groups. Like other financial institutions, Santander UK manages and holds confidential personal information of customers in the conduct of its banking operations, as well as a large number of assets. Consequently, Santander UK has been, and continues to be, subject to a range of cybersecurity threats, such as ransomware, malware via the supply chain, phishing and denial of service.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 271
Cybersecurity incidents could result in the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets
(including cash). In addition, cybersecurity incidents could give rise to the disablement of Santander UK’s digital systems used to service its customers. Any material disruption or degradation of Santander UK’s systems could cause information, including data related to customer requests, to be lost or to be delivered to
Santander UK’s clients with delays or errors, which could reduce demand for Santander UK’s services and products. As attempted attacks continue to evolve in both scope and sophistication, Santander UK may incur significant costs to modify or enhance its protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating any cybersecurity incidents to its customers. If Santander UK fails to effectively manage its cybersecurity risk, by, for example, failing to adhere to its cybersecurity policies, procedures or controls, the impact could be significant and may include harm to
Santander UK reputation and make Santander UK liable for the payment of customer compensation, regulatory penalties and fines. Factors such as failing to apply critical security patches from its technology providers, to manage out obsolete technology or to update Santander UK’s processes in response to new threats could also give rise to these consequences, which, if they occur, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. This might also include significant increases in the premiums paid on cyber insurance policies or changes to policy limits and cover.
In addition, Santander UK may also be affected by cybersecurity incidents against national critical infrastructures in the UK or elsewhere, for example, the telecommunications network or cloud computing service providers used by Santander UK. In common with other financial institutions Santander UK is dependent on such networks to provide digital banking services to its customers, connect its systems to suppliers and counterparties, and allow its staff to work remotely. Any cybersecurity incidents against these networks could negatively affect its ability to service its customers. As Santander UK does not operate these networks it has limited ability to protect Santander UK’s business from the adverse effects of cybersecurity incidents against it or against its counterparties and key national and financial market infrastructure. Further, the domestic and global financial services industry, including key financial market infrastructure, may be the target of cybersecurity disruption and attack by cyber criminals, activists or geopolitical activists looking to cause economic instability.
Santander UK is exposed to risk from potential non-compliance with regulations, policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud. It is not always possible to deter or prevent employee misconduct or non-compliance with policies and such errors, acts, omissions and failures and the precautions Santander UK takes to detect and prevent this activity may not always be effective. Any instances could result in regulatory sanctions and cause reputational or financial harm, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems and on its ability to upgrade, evolve and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of
Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its customers, businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly reviewed with a view to retain competitive advantage and to ensure that resilience remains within acceptable levels. Conversely any failure to effectively improve, evolve, expand or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander
UK’s operations, financial condition and prospects, and could cause reputational damage to Santander UK.
From time-to-time Santander UK is required to migrate information relating to its customers to new information technology systems. Any failure to manage such migration effectively and efficiently could have a negative impact on Santander UK’s ability to provide services to its customers and could cause financial and reputational damage to Santander UK, along with regulatory scrutiny and potential enforcement action.
Santander UK expects changes to its programmes of systems to have an impact on its risk profile, from a technology, environmental, social and corporate governance and regulatory perspective. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with changes to programmes of systems is likely to increase and this will therefore remain an area of key focus in Santander UK’s risk management. While internal controls aim to reduce the risk to acceptable levels, there can be no assurance that Santander UK will not suffer material losses from such operational risks in the future, which could have a material adverse impact on Santander UK’s operations, financial condition and prospects.
Santander UK may be exposed to unidentified or unanticipated risks despite its risk management policies, procedures and methods and may be exposed to risk related to errors in Santander UK’s risk modelling
The management of risk is an integral part of Santander UK’s activities. Santander UK seeks to monitor and manage its risk exposure through a variety of risk reporting systems. For a further description of our risk management framework see the ‘Risk review’. While Santander UK employs a broad and diversified set of risk monitoring and risk mitigation techniques and strategies, they may not be fully effective in mitigating Santander UK’s risk exposure in all economic market environments or against all types of risk, including risks that Santander UK fails to identify or anticipate.
Some of Santander UK’s tools and metrics for managing risk are based upon its use of observed historical market behaviour. Santander UK applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors Santander UK did not anticipate or correctly evaluate in its statistical models. This would limit its ability to manage its risks. Santander UK’s losses thus could be significantly greater than the historical measures indicate. In addition, Santander UK’s quantified modelling does not take all risks into account. Santander UK’s more qualitative approach to managing those risks could prove insufficient, exposing it to material, unanticipated losses. Santander UK could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that include errors or are otherwise inadequately developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with Santander UK. These occurrences could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on third parties for important infrastructure support, products and services
Third-party providers provide key components of Santander UK’s business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third-party providers is a source of operational risk, including with respect to security breaches affecting our third parties and other parties that interact with these providers. As the use and depth of
Santander UK’s relationship with third parties increases, including the use of artificial intelligence and cloud-based services, Santander UK increasingly faces the risk of operational failure with respect to its systems. Santander UK may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. In addition, any problems caused by these third parties, including as a result of them not providing Santander UK their services for any reason, or performing their services poorly, could adversely affect Santander UK’s ability to deliver products and services to customers and otherwise conduct its business, which could lead to reputational damage, litigation and regulatory investigations and intervention. Replacing these third-party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk Santander UK faces as a result of these arrangements may be

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 272
increased to the extent that it restructures such arrangements. Any restructuring could involve significant expense to Santander UK and entail significant delivery and execution risk which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Santander UK’s continued success depends in part on the continued service of key members of its senior executive team and other key employees. The ability to continue to attract, develop, train, motivate and retain highly qualified and talented professionals is a key element of Santander UK’s strategy. The successful implementation of Santander UK’s strategy depends on the availability of skilled and appropriate management, both at Santander UK’s head office and in each of its business units. There is also an increasing demand for Santander UK to hire individuals with STEM skills. Such individuals are very sought after by all organisations, not just the banking industry, and thus Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change. In light of a shortage of skills currently being seen across the UK, it is increasingly challenging to recruit and retain talent for all roles, with subject matter expert and technology roles offering the biggest challenges.
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
and financial condition.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 273
Regulation of the Santander UK group
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK and in each other location in which Santander UK operates. This intensive approach to supervision is maintained in the UK by the PRA and the FCA. As well as being subject to UK regulation, as a result of forming part of the Banco Santander group, Santander UK is also affected by other regulators, such as the Banco de España and the ECB, as well as various legal and regulatory regimes (including in the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions. In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK government has a direct financial interest is likely to continue.
Approach of the FCA
As per FSMA, the FCA's strategic objective is to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers, to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers. Following the entry into force of FSMA 2023, the FCA also has a secondary competitiveness and growth objective, to facilitate the international competitiveness and medium- to long-term growth of the UK economy.
The FCA Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Approach of the PRA
As per FSMA, the PRA's general objective is to promote the safety and soundness of the firms which it regulates (with respect to insurance, the PRA also has a second objective of contributing to the securing of an appropriate degree of protection for policyholders). The PRA also has a secondary objective to facilitate effective competition in the markets for services provided by PRA authorised firms and, following the entry into force of FSMA 2023, is subject to the same secondary competitiveness and growth objective as the FCA.
The PRA Rulebook includes rules relating to capital adequacy and liquidity, among several other things.
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
The Banking Act 2009
The special resolution regime set out in the Banking Act 2009 provides HMT, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a bridge bank. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
The Financial Services (Banking Reform) Act 2013 further amended the Banking Act 2009 to introduce a UK ‘bail-in power’ to implement the BRRD, which contains a bail-in power similar to that contained in the Banking Act and requires EU Member States to provide resolution authorities with the power to write-down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act 2009. This enables them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.
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
Payments
Within the UK the PSR has mandated that Santander UK builds systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement
Model Code (CRM) both of which aim to reduce the level of customer fraud (particularly through our customers' manipulation into making payments known as
'Authorised Push Payment' (APP) fraud). These standards have been implemented by Santander UK. From October 2024, Santander UK will also be subject to the PSR's mandatory reimbursement requirement, requiring it to reimburse APP scam victims subject to certain exceptions, excesses and maximums. Under these standards and rules, Santander UK assumes responsibility for certain categories of customer losses, and inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers.
Santander UK also expects to see significant developments in the key UK payment systems architecture, with systems update of the high value CHAPS system through Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for FPS, BACS and the other lower value retail payment schemes. The Payment Services Regulation 2017 (PSR 2017) has been implemented within the UK and Santander UK has built open access to third-party providers via the Open Banking API industry standard.
Finally, Santander UK remains within the SEPA Payment Scheme and continues to send SEPA Euro Payments via Madrid to EEA beneficiaries. However, as it is not domiciled in the EU, it has needed to exit the other (high value) Euro payment schemes, such as EURO1 and Target 2. It has negotiated arrangements to access those systems via Madrid and an agreement has been agreed and is operational.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 274
Financial crime
On 9 July 2018, Directive (EU) 2018/843 (MLD5), amending the Fourth Money Laundering Directive (EU) 2015/849 (MLD4), entered into force.
MLD5 brought in increased corporate transparency rules, introduced the application of AML rules to firms providing services associated with virtual currencies and further extended enhanced due diligence (EDD) requirements to all transactions with natural persons or legal entities established in third countries identified as high-risk countries (HRTCs).
The UK transposed MLD5 into UK law on 20 December 2019, amending the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the
Payer) Regulations 2017 (MLRs) through the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. The latter came into effect on 10
January 2020 and, among other changes, introduced a requirement to report beneficial ownership discrepancies to Companies House. Further amendments to the MLRs were made by, among other instruments the Money Laundering and Terrorist Financing (Amendment) (EU Exit) Regulations 2020.
On 26 March 2021, a new statutory instrument published by HMT, the Money Laundering and Terrorist Financing (Amendment) (High Risk Countries) Regulations
2021 entered into force, amending the MLRs by replacing references to the European Commission's list of HRTCs (in respect of which EDD and additional specific EDD measures must be taken under the MLRs) with a UK list identified in a new Schedule 3ZA to the MLRs. This was the first exercise of the powers in section 49 of the Sanctions and Anti-Money Laundering Act 2018 (SAMLA). Following the entry into force of the Money Laundering and Terrorist Financing (High-
Risk Countries)  (Amendment) Regulations 2024 on 23 January 2024, the UK no longer maintains this separate list of HRTCs. Instead, the MLRs definition of an
HRTC implements, and is updated automatically with reference to, two lists published by the Financial Action Task Force (FATF) being the “High-Risk Jurisdictions subject to a Call for Action” and the “Jurisdictions under Increased Monitoring”.
In July 2021, the UK government launched two consultations on the MLRs. The first targeted specific changes to align the UK’s AML/CTF regime with amendments to FATF standards and to introduce certain technical changes. The second was a 'Call for Evidence' examining the effectiveness and future state of the UK’s AML/CTF regime. Both consultations closed in October 2021. On 24 June 2022, the UK government published a forward-looking review of the UK’s
AML/CTF regime in response to the ‘Call for Evidence’ focusing on systemic effectiveness, regulatory effectiveness and supervisory effectiveness. Following the publication of the Money Laundering and Terrorist Financing (Amendment) Regulations 2022 which came into  force on 9 March 2022 and  served to make certain time-sensitive updates to ensure the UK continued to meet international standards, the UK government published the Money Laundering and Terrorist Financing
(Amendment) (No. 2) Regulations 2022 in response to their 2021 consultation,  which came into force on 1 September 2022, (with specific measures coming into force on 1 April 2023). These amendments include, amongst others, specific obligations in respect of addressing proliferation financing risk and amendments to the beneficial ownership discrepancy reporting regime, including discrepancy reporting obligations in respect of the Register of Overseas Entities introduced by
ECTEA, which came into force on 15 March 2022. Additional key changes introduced by ECTEA included strengthening aspects of the unexplained wealth orders
(UWO) regime, streamlining the process of making sanctions and introducing ‘strict liability’ for breaches of sanctions. On 26 October 2023, ECCTA gained royal assent. ECCTA aims to deliver long-awaited reforms to tackle economic crime and improve transparency over corporate entities, such as reforms to Companies
House over a multi-year period, reform of the identification doctrine (broadening the scope of corporate criminal liability), the introduction of an offence of failure to prevent and the expansion of intra-private sector information sharing rules for the purposes of preventing and detecting of economic crime. Many of ECCTA’s provisions are due to come into force in 2024.
Further legal and regulatory changes are expected during 2024, including the management of domestic politically exposed persons and their associates, as set out in FSMA 2023, new proposals for a ‘Suspended Accounts Scheme’ as set out in the Criminal Justice Bill 2023-24, possible changes to account closure rules, mandatory APP scam reimbursement rules, and potential changes to the MLRs. The government is expected to also continue to take forward a series of non-
legislative reforms that will impact the financial crime landscape, as committed to in keynote strategic publications such as the Economic Crime Plan 2 and Fraud
Strategy.
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
The UK’s SARs Reform Programme, which operates within the confines of the government’s Economic Crime Plans (1 and 2), has increased staff in the UK
Financial Intelligence Unit (UKFIU) and Regional Organised Crime Units and delivered the release of the SAR Portal which opened to all firms during September
2023, replacing the SARs Online System. The SARs Reform Programme also aims to enhance UKFIU’s analytical capabilities, and to increase engagement with and feedback to the private sector.
Anti-corruption continues to be a key focus of the UK government's approach to economic crime. ECTEA contains provisions which seek to tackle corruption through increased transparency of overseas ownership of UK land and real estate and the strengthening of UWOs. The UK government's previous anti-corruption strategy lasted from 2017 to 2022, and it may release a new strategy in 2024.
Anti-corruption remains a topic of global focus, as illustrated by President Biden's ‘Protecting Democracy’ summit in December 2021 during which the US released its first strategy on Countering Corruption and more recently US National Security Advisor Jake Sullivan's speech at the December 2022 International Anti-
Corruption Conference (IACC). Sullivan reiterated President Biden and the US administration's commitment to working with other countries to champion democracy and fight corruption. To implement the US anti-corruption strategy, the US Department of State issued the US Strategy on Countering Corruption
Implementation Plan, further strengthening President Biden’s commitment to the anti-corruption agenda.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 275
Consumer Duty
The FCA has introduced a new Consumer Duty that aims to enhance and improve consumer protections. The Consumer Duty has three elements: (i) a
“Consumer Principle” which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers),
(ii) three cross-cutting rules that articulate the standards of conduct expected under the Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives) and (iii) four outcomes that build on the Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm’s conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support). Since 31 July 2023, the Consumer Duty has applied to all open products and services offered by firms, banks and financial institutions. For closed products and services, the Consumer Duty rules come into force on 31 July 2024.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 276
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
of laws and regulations in their home jurisdiction.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 277
Board of Directors
1 William Vereker
Chair
Appointed on 1 November 2020 (Board Chair), previously Independent Non-Executive Director from 1 October 2020.
Skills and experience
William is an experienced banker, previously having served as Global Head of Investment Banking for UBS (2013 – 2018), and prior to that holding a number of leadership roles at Nomura, Lehman Brothers and Morgan Stanley. From 2018 to 2019, he served as the Prime Minister’s Business Envoy. He was a Vice
Chairman at JP Morgan until October 2020.
Other principal appointments
Chair of the Board of Santander UK plc*. Non-Executive Director of the London Stock Exchange Group Plc. Member of the UK Prime Minister's Investment
Council. Member and Special Advisor of the Investment Committee at Delancey Credit and Income Fund GP. William sits on the Advisory Board of Celonis GmbH and also chairs the Advisory Board of Gonville & Caius College, Cambridge.
Board Committee memberships
Board Nomination & Governance Committee (Chair).
2 Mike Regnier
Executive Director and Chief Executive Officer
Appointed Chief Executive Officer on 1 April 2022.
Skills and experience
Mike joined Santander UK from Yorkshire Building Society, where he was a Board member since 2014 and Chief Executive since 2017. He previously held the posts of Chief Commercial Officer and Chief Customer Officer. Mike began his career in strategic management consulting with a focus on Retail and Retail
Financial Services. After management positions at Asda, he joined the banking sector and held a number of senior positions at Lloyds Banking Group, including
Personal Current Accounts and Credit Cards Director, and Products and Marketing Director for TSB.
Mike has served as a Board Director of Visa UK, and Chairman of the merchant acquirer LTSB Cardnet. He was also Chair of the Building Societies Association from 2019 – 2021. Mike holds an MEng in Engineering, Economics & Management from Oxford University, together with an MBA from INSEAD.
Other principal appointments
Chief Executive Officer and Executive Director of Santander UK plc*.
3 Angel Santodomingo
Executive Director and Chief Financial Officer
Appointment subject to regulatory approval(i)
Skills and experience
Angel joined the Banco Santander group in 2005 as Head of International Development in the Asset Management unit, and subsequently became Head of
Investor Relations. In 2014, he became CFO and Investor Relations Officer of Banco Santander Brazil, a role he held for nine years, as well as Board Director. In
2023, Angel returned to Spain, becoming Group Head of Strategy and Chief of Staff to the Banco Santander Group Executive Chair, President of CFA Spain, and
authored a series of books and articles about Markets, Finance Analysis and Equity Valuation.
Angel is an experienced board director, having held positions as a Board Director of a number of commercial entities including Credito de la Casa, PSA Banque
Brazil (Chairman) and Getnet Brazil. He has a Bachelor’s degree in Economics & Finance and is a Chartered Financial Analyst (CFA).
Other principal appointments
Chief Financial Officer and Executive Director of Santander UK plc*(i). Board Director of Banco Santander Brazil*.
(i)Angel's appointment as Executive Director and Chief Financial Officer is subject to approval by the Financial Conduct Authority.
4 Pedro Castro e Almeida
Banco Santander Nominated Non-Executive Director
Appointed 1 September 2023.
Skills and experience
Pedro joined Banco Santander Totta SA (also known as Banco Santander (Portugal)) in 1993, holding senior roles in various areas. From 2007 to 2009, he was a member of the boards of Banco Santander Totta and Banco Santander de Negócios Portugal. Since 2009, Pedro has been a member of the Banco Santander
(Portugal) Executive Committee, and since 2010, he has been a member of the Board of Banco Santander (Portugal). In January 2019, he was appointed CEO of
Banco Santander (Portugal) and Vice Chairman of its Board. He is also Regional Head of Europe for Banco Santander SA.
Other principal appointments
Non-Executive Director of Santander UK plc*. Director of PagoNxt SL*.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 278
5 Lisa Fretwell
Independent Non-Executive Director
Appointed Independent Non-Executive Director on 1 January 2022.
Skills and experience
Lisa has 25 years’ experience within the financial services, technology, retail, and manufacturing industries in both business and consulting roles. She holds a first-
class honours degree in Chemical engineering from the University of Birmingham and an MBA from Cranfield Business School. She was awarded Business
Leader of the Year by Women in Credit in 2020. Lisa joined Santander from Experian, where she was Managing Director of Experian UK’s Data Business from
2019 - 2021. Prior to this, she held various senior roles at Cisco for over 10 years, including Vice President of Software and Operations and Managing Director of
Consulting Services and Internet Business Solutions. Lisa also held roles at Capgemini and Procter & Gamble before joining Cisco.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director at Restore plc since 20 April 2022 (and Chair of its Board Risk Committee,
ESG Committee and Remuneration Committee, and member of its Audit Committee and Nomination Committee). Member of the Council at the University of
Birmingham (and member of its Audit Committee). Senior Advisor at Tresmares Capital.
Board Committee memberships
Board Audit Committee, Board Risk Committee, Board Responsible Banking Committee, and Board Remuneration Committee.
6 Ed Giera
Independent Non-Executive Director and Senior Independent Director
Appointed Independent Non-Executive Director on 19 August 2015 and Senior Independent Non-Executive Director on 15 October 2020.
Skills and experience
Ed’s executive career was with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co., where he held positions as Global Head of
Pension Advisory, Head of Capital Markets for the EMEA region, and other senior roles. Ed is currently a Partner and Manager of Boscobel Place Capital LLC, a
private investment partnership focused on the global financial services sector, and Principal of E.J. Giera LLC, providing corporate finance advisory and fiduciary services. Ed was formerly a Non-Executive Director at the Pension Corporation Group Limited, a holding company for the Pension Insurance Corporation
Holdings Limited, where he chaired the Board Audit & Risk Committee. He has also served as a Non-Executive Director for ICBC Standard Bank plc; for the
Renshaw Bay Real Estate Fund and Renshaw Bay Structured Finance Opportunity Fund; and for NovaTech LLC.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director (and Chair of the Risk Committee, member of the Audit Committee, and member of the Nomination Committee) of Rothesay Life Plc. Director of Rothesay Limited. Partner of Boscobel Place Capital LLC and Founder and Principal of
E.J. Giera LLC.
Board Committee memberships
Board Audit Committee, Board Nomination & Governance Committee, Board Responsible Banking Committee, Board Risk Committee (Chair), and Board
Remuneration Committee.
7 Michelle Hinchliffe
Independent Non-Executive Director and Whistleblowers' Champion
Appointed on 1 June 2023.
Skills and experience
Michelle has extensive experience in the financial services sector, with particular focus on Banking and Capital Markets, following a 37-year career with KPMG, including being Lead Partner for Barclays, ANZ, Standard Chartered Bank, HSBC, Investment Banking & Markets, and Citigroup UK. Michelle qualifies as the
Board Audit Committee financial expert as defined in item 16A of Form 20-F and by reference to the NYSE listing standards.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Independent Non-Executive Director of BHP Group Limited, Macquarie Group Limited and Macquarie
Bank Limited.
Board Committee memberships
Board Audit Committee (Chair), Board Responsible Banking Committee, Board Risk Committee, and Board Nomination & Governance Committee.
8 Mark Lewis
Independent Non-Executive Director
Appointed on 1 January 2024.
Skills and experience
Mark brings a track record of digital transformation and growth across multiple consumer businesses and sectors. He was CEO of Moneysupermarket Group plc, operating regulated marketplaces across financial services, travel and home services, and helping UK households save over £7bn from their bills.
Prior to this, Mark sat on the John Lewis Management Board as Retail Director, responsible for sales and operations across 48 UK department stores and online channels serving 37 countries. He previously served as Managing Director of eBay UK and CEO of Collect+.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Mark is Group Chairman of Iamproperty, Independent Non-Executive Director of Direct Line Insurance
Group plc, and Non-Executive Director of Santander Consumer (UK) plc*.
Board Committee memberships
Board Audit Committee, Board Remuneration Committee (Chair), Board Responsible Banking Committee, Board Risk Committee, and Board Nomination &
Governance Committee.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 279
9 Dirk Marzluf
Banco Santander Nominated Non-Executive Director
Appointed on 1 January 2024.
Skills and experience
Dirk joined Banco Santander as Group Head of Technology and Operations in September 2018. He joined Banco Santander from AXA Group, where he served as Group Chief Information Officer, leading the insurance group’s technology and information security transformation, and overseeing its overall project portfolio and acting as co-sponsor of its digital strategy. His global technology leadership roles include previous work at Accenture, Daimler Chrysler and Winterthur Group.
As Banco Santander Group Head of Technology and Operations, Dirk leads the information technology and operations function and its strategic development.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Chairman of Santander Global Technology and Operations SL*, Director of PagoNxt Merchant
Solutions SL*, Director of PagoNxt Trade Solutions SL*, Director of Ebury Partners Limited*, Director of Santander Digital Assets SL* and Santander Consumer
Holding GmbH*, and Director of Gravity Cloud Technology Sl*.
10 The Rt Hon. the Baroness Morgan of Cotes (Nicola (Nicky) Morgan)
Independent Non-Executive Director
Appointed on 1 January 2024.
Skills and experience
Former MP, Cabinet Minister and Chair of the House of Commons Treasury Committee and a member of the House of Lords. She is a qualified solicitor and before being elected to Parliament, spent 16 years with City law firms, focused on mergers and acquisitions and advisory work. Nicky possesses significant experience as a senior leader of high-profile large organisations, responsible for setting and overseeing implementation of strategy, and communicating the organisation’s narrative and capabilities. She brings a wealth of experience from both a public and private perspective of the financial services sector, communications and media, and digital & technology.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of the Financial Services Compensation Scheme, Chair of the Careers &
Enterprise Company, and Chair of the Association of British Insurers.
Board Committee memberships
Board Audit Committee, Board Responsible Banking Committee (Chair), Board Risk Committee, and Board Nomination & Governance Committee.
11 José María Roldán
Independent Non-Executive Director
Appointed on 1 June 2023.
Skills and experience
José María has extensive depth of knowledge and expertise in banking supervision, financial stability and public policy. He was Chairman and CEO of the
Spanish Banking Association (2014-2022) and spent 13 years as Director-General at the Banking Regulation and Financial Stability department of the Bank of
Spain and member of its Executive Board. He was also a Board Member and Vice-President to the European Banking Federation; founded and Chaired the
Committee of European Banking Supervisors (CEBS) (the forerunner of the European Banking Authority); was President of the Financial Action Task Force on
Money Laundering (FATF); and chaired the former Banking Advisory Committee of the EU.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director and Chair of Cater Allen Limited*. Independent Non-Executive Director of EBN
Banco de Negocios SA*.
Board Committee memberships
Board Risk Committee and Board Responsible Banking Committee.
12 Pamela Walkden
Banco Santander Nominated Non-Executive Director
Appointed on 1 October 2021.
Skills and experience
Pamela has served in a number of senior management positions predominantly at Standard Chartered Bank, including as Group Head of Human Resources,
Chief Risk Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of
Corporate Affairs and Group Manager of Investor Relations. She also served as an independent member of the UK Prudential Regulation Authority Regulatory
Reform Panel and as a member of the European Banking Authority Stakeholder Group.
Other principal appointments
Non-Executive Director of Santander UK plc*. Independent Non-Executive Director and Chair of the Audit Committee in Banco Santander SA*. Member of the
Advisory Board at JD Haspel Limited.
Board Committee memberships
Board Risk Committee and Board Nomination & Governance Committee.
* Part of the Banco Santander group.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 280
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
Under the NYSE corporate governance standards, independent Directors must comprise a majority of the Board. As at 31 December 2023, our Board was comprised of a Chair, (who is also a Non-Executive Director), one Executive Director and six Non-Executive Directors. The Chair, William Vereker, and four of the other Non-Executive Directors, (Lisa Fretwell, Ed Giera, Michelle Hinchliffe and José María Roldán), were independent as defined in the NYSE corporate governance standards. The other two Non-Executive Directors (Pedro Castro e Almeida and Pamela Walkden) were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA. Michelle Hinchliffe and José María Roldán
were  appointed as independent Non-Executive Directors on 1 June 2023. Pedro Castro e Almeida was appointed as Non-Executive Director on 1 September
2023.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination &
Governance Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2023, the following Directors made up the Board Nomination &
Governance Committee: William Vereker (Chair), Ed Giera, Michelle Hinchliffe and Pamela Walkden. Three of the Directors were independent according to NYSE corporate governance standards. The other Director (Pamela Walkden) was not independent according to NYSE corporate governance standards as she is a representative of the ultimate parent company, Banco Santander SA.
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
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is
primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2023, the following Directors were on the Board Remuneration Committee: Lisa Fretwell (Chair) and Ed Giera. Both Directors were independent according to NYSE corporate governance standards.
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US
Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2023, the Board
Audit Committee was made up of three Non-Executive Directors: Michelle Hinchliffe (Chair), Lisa Fretwell and Ed Giera. All members were independent in 2023 as defined in Rule 10A-3.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board considered feedback gained from the 2023 Board effectiveness review, which concluded that the performance of the Board and its Committees continues to be effective.
A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 281
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
–Senior: Citibank NA, 388 Greenwich Street, New York, New York 10013, United States
–Subordinated: Citibank NA, 388 Greenwich Street, New York, New York 10013, United States
–Capital: Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, New York 10286
Documents on display
The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its
Annual Report and other related documents with the SEC, and which may be accessed at the SEC's website. Information on the operation of the public reference rooms can be obtained by calling the SEC on +1-202-551-8090 or by looking at the SEC’s website. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with it. This is accessible at the website: http://www.sec.gov.
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2023 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.
Legal proceedings
We are party to various legal proceedings in the ordinary course of business. See Notes 29 and 31 the Consolidated Financial Statements.
Material contracts
We are party to various contracts in the ordinary course of business. For the two years immediately preceding publication of this annual report, there have been no material contracts entered into outside the ordinary course of business.
Audit fees
See Note 7 to the Consolidated Financial Statements.
Accounting developments under IFRS
See Note 1 to the Consolidated Financial Statements.
Share capital
Details of the Company’s share capital are set out in the Notes to the Consolidated Financial Statements.
Major shareholders
At 31 December 2023, the Company was a subsidiary of Banco Santander SA and Santusa Holding SL. On 23 September 2013, the Company was incorporated with the issuance of two ordinary shares of £1 each which formed the initial share capital of the Company and were held by Banco Santander SA from 11
December 2013. On 10 January 2014, pursuant to a Board resolution dated 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to
Banco Santander SA and Santusa Holding SL in exchange for acquiring all of the ordinary shares of Santander UK plc. On 24 March 2015, the Company cancelled and extinguished 4,207,503,002 ordinary shares. On 25 March 2015, the Company became a public limited company and changed its name from
Santander UK Group Holdings Limited to Santander UK Group Holdings plc.
Exchange controls
There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US
Investors below.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 282
Additional balance sheet and cash flow analysis
SECURITIES
Securities are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.
Debt securities at amortised cost - Yields
The following table shows the weighted average yields for debt securities not held at fair value at 31 December 2023.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	%	%	%	%	%
Weighted average yield
– Debt securities at amortised cost	—	—	3.52	—	3.52
Weighted average yield is calculated using Total clean price x yield for each maturity bucket / Total clean price for each maturity bucket.
LOANS AND ADVANCES TO BANKS
Loans and advances to banks are classified in the consolidated balance sheet as financial assets at amortised cost and in the following tables also include loans and advances to banks classified as reverse repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2023	2022
	Note	£m	£m
Financial assets at amortised cost:
–Loans and advances to banks		1,216	1,105
–Reverse repurchase agreements - non trading	16	2,397	885
		3,613	1,990
Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2023.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Fixed interest rate	3,159	—	—	—	3,159
Variable interest rate	442	4	8	—	454
	3,601	4	8	—	3,613

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 283
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
function. The balances below are stated before deducting impairment loss allowances and RV and voluntary termination provisions.
Reconciliation to classifications in the consolidated balance sheet

		2023	2022
	Note	£m	£m
Financial assets at fair value through profit or loss:
– Other financial assets at fair value through profit or loss	12	355	339
Financial assets at amortised cost:
– Loans and advances to customers	13	211,222	223,840
– Reverse repurchase agreements – non trading	16	10,071	6,463
Financial assets at fair value through other comprehensive income
		221,648	230,642
Maturity analysis
The following table shows financial assets at amortised cost: Loans and advances to customers by maturity at 31 December 2023. Overdrafts are included as ‘on-
demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Loans secured on residential properties	1,202	8,408	43,810	123,075	176,495
Corporate loans	2,985	11,647	3,386	436	18,454
Finance leases	1,286	3,193	51	—	4,530
Other unsecured advances	3,528	2,924	750	30	7,232
Accrued interest and other adjustments	19	93	233	615	960
Amounts due from fellow subsidiaries and joint ventures	2,157	—	—	2,331	4,488
Loans and advances to customers	11,177	26,265	48,230	126,487	212,159
We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
Interest rate sensitivity
The following table shows the interest rate sensitivity of Financial assets at amortised cost: Loans and advances to customers due after one year at 31 December
2023.

	Fixed rate	Variable rate	Total
	£m	£m	£m
Loans secured on residential properties	157,086	19,409	176,495
Corporate loans	2,385	16,069	18,454
Finance leases	4,529	1	4,530
Other unsecured advances	4,619	2,613	7,232
Accrued interest and other adjustments	785	175	960
Amounts due from fellow subsidiaries and joint ventures	4,482	6	4,488
Loans and advances to customers	173,886	38,273	212,159

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 284
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
In 2023 and 2022 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI. As a result, the following tables present Loans and Advances to customers only.
The following tables show additional ratios and the components used in their calculation for the years ended 31 December 2023, 2022, and 2021.

	2023	2022
	£m	£m
Allowance for credit losses to total loans	0.45%	0.43%
Allowance for credit losses	937	955
Total loans outstanding	206,700	219,700
Non-accrual loans to total loans	1.45%	1.14%
Non-accrual loans outstanding	3,000	2,500
Total loans outstanding	206,700	219,700
Allowance for credit losses to non-accrual loans	31.23%	38.20%
Allowance for credit losses	937	955
Non-accrual loans outstanding	3,000	2,500

	2023	2022	2021
	£m	£m	£m
Loans secured on residential properties	0.01%	—%	—%
Net charge-off during the period	11	3	5
Average amount outstanding	181,586	185,303	173,779
Corporate loans	0.36%	0.13%	—%
Net charge-off during the period	68	24	58
Average amount outstanding	18,756	19,170	21,876
Finance leases	0.50%	0.44%	—%
Net charge-off during the period	23	19	25
Average amount outstanding	4,612	4,281	5,235
Other unsecured advances	1.74%	1.28%	1.00%
Net charge-off during the period	130	110	103
Average amount outstanding	7,452	8,574	9,787
Amounts due from immediate parent	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	—	780	—
Amounts due from fellow subsidiaries and joint ventures	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	4,327	3,623	2,665
Loans and advances to customers	0.11%	0.07%	0.09%
Net charge-off during the period	232	156	191
Average amount outstanding	216,733	221,731	213,342
Discussion of the factors driving material changes in the ratios above or their components
The factors driving significant changes are discussed as follows:
–Allowance for credit losses, exposures, expected credit losses, Stage 3 exposures and related ratios at a consolidated Santander UK group level can be found in the commentary sections in 'Credit performance', 'Credit quality' 'Stage 2 analysis' in 'Santander UK group level - credit risk review' in the Risk review
–More detailed discussion by business segment can be found in the 'Retail & Business Banking: Mortgages - credit risk review', 'Retail & Business Banking:
Everyday Banking - credit risk review', 'Corporate & Commercial Banking - credit risk review' and 'Corporate Centre - credit risk review' sections of the Risk review.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 285
DEPOSITS BY CUSTOMERS
The following table shows the average balances and interest rates for deposits by customers by product for the years ended 31 December 2023, 2022, and 2021.

	2023		2022		2021
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	166,834	1.44	175,918	0.37	177,508	0.12
Time deposits	24,210	3.66	12,816	1.37	12,199	0.92
Other deposits	12,136	3.91	12,543	1.01	16,683	0.03
Total average balance(1)	203,180	1.85	201,277	0.47	206,390	0.16
(1)Calculated using monthly data.
Some deposits by customers are covered by depositor guarantee arrangements, as follows:

Scheme	Definition
Financial Services Compensation Scheme (FSCS)
The FSCS is the UK’s independent statutory compensation fund for customers of PRA authorised financial services firms and pays compensation, up to certain limits, if a firm is unable, or likely to be unable to pay claims against it, for example by depositors. The FSCS is funded by levies on the industry, and recoveries and borrowings where appropriate.

Isle of Man and Jersey Bank Depositor Compensation Schemes (DCSs)
The Isle of Man branch of Santander Financial Services plc is a participant in the Isle of Man Depositors’ Compensation Scheme and the Jersey
branch of Santander Financial Services plc is a participant in the Jersey Bank Depositors Compensation Scheme. These DCSs are independent statutory compensation funds for customers of Isle of Man and Jersey banks and pay compensation, up to certain limits, if a bank is unable to pay claims against it. The DCSs are funded, if and when required, by contributions from covered banks in the Isle of Man or Jersey that are participants in the DCSs.

The following table shows the amounts of insured and uninsured total deposits and time deposits excluding intercompany deposits at 31 December 2023 and
2022. The table also shows the amount of time deposits that are uninsured, either because they exceed depositor guarantee scheme compensation limits or because they are otherwise uninsured.

	2023	2022
	£m	£m
Insured deposits	131,307	131,820
Uninsured deposits	62,884	64,340
Total deposits	194,191	196,160
of which:
Insured time deposits	18,536	9,242
Uninsured time deposits	11,116	8,272
– Excess over guaranteed limit	5,328	5,202
– Otherwise uninsured	5,788	3,070
Total time deposits	29,652	17,514
For the proportion of Retail & Business Banking customer deposits covered by the FSCS, see the Funding risk management section of the Risk review.
The following table shows the maturity of uninsured time deposits at 31 December 2023.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by customers	5,629	1,385	2,708	1,394	11,116

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 286
DEPOSITS BY BANKS
Deposits by banks are classified in the consolidated balance sheet as financial liabilities at amortised cost and include deposits by banks classified as repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2023	2022
	Note	£m	£m
Financial liabilities at amortised cost:
- Deposits by banks	24	20,357	28,543
- Repurchase agreements - non trading	25	551	50
		20,908	28,593
The following table shows the average balances of and interest rates for deposits by banks for the years ended 31 December 2023, 2022, and 2021.

	2023		2022			2021
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Deposits by banks	27,906	4.43	35,098	1.44	24,051	0.10
(1)Calculated using monthly data.
At 31 December 2023 deposits by foreign banks were £2,039m (2022: £2,211m, 2021: £1,179m).
All bank deposits are uninsured, as depositor guarantee arrangements do not cover deposits by financial institutions.
The following table shows the maturity of uninsured deposits by banks at 31 December 2023.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by banks	3,645	15	11	17,237	20,908

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 287
INTEREST RATE SENSITIVITY
Interest rate sensitivity is the relationship between interest rates and net interest income caused by the periodic repricing of assets and liabilities. Our largest administered rate items are residential mortgages and retail deposits, many of which bear interest at variable rates.
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
caused by movements in both volume and rate have been allocated to rate changes.

			2023 / 2022			2022 / 2021
		Changes due to increase/(decrease) in			Changes due to increase/(decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	3,419	(54)	3,473	1,283	53	1,230
of which reverse repurchase agreements	385	48	337	114	(11)	125
Loans and advances to banks	1,305	(37)	1,342	597	2	595
of which reverse repurchase agreements	91	17	74	—	(2)	2
Debt securities and other interest earning assets	307	29	278	112	(6)	118
Total interest income	5,031	(62)	5,093	1,992	49	1,943
Interest expense
Deposits by customers - demand	1,745	(34)	1,779	433	(2)	435
Deposits by customers - time	711	156	555	63	6	57
Deposits by customers - other	351	(4)	355	117	(1)	118
of which repurchase agreements	351	28	323	117	(1)	118
Deposits by banks	738	(104)	842	473	11	462
of which repurchase agreements	67	—	67	—	—	—
Debt securities	1,092	64	1,028	349	(19)	368
Commercial paper	137	(13)	150	74	(1)	75
Subordinated liabilities	61	2	59	16	(4)	20
Other interest-bearing financial liabilities	1	—	1	(8)	(6)	(2)
Total interest expense	4,836	67	4,769	1,517	(16)	1,533
Net interest income	195	(129)	324	475	65	410

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 288
AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present average balance sheets below, using asset and liability classifications from the
Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2023			2022			2021
	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers(2)	228,203	9,415	4.13	230,289	5,996	2.60	227,720	4,713	2.07
of which reverse repurchase agreements	11,470	527	4.59	8,558	142	1.66	14,378	28	0.19
Loans and advances to banks	45,599	1,963	4.30	48,321	658	1.36	46,416	61	0.13
of which reverse repurchase agreements	2,763	98	3.55	816	7	0.86	1,138	7	0.62
Debt securities and other interest earning assets	8,590	475	5.53	7,314	168	2.30	8,174	56	0.69
Total average interest-earning assets, interest income	282,392	11,853	4.20	285,924	6,822	2.39	282,310	4,830	1.71
Credit impairment loss allowances and RV &VT	(1,091)	—	—	(1,057)	—	—	(1,325)	—	—
Derivatives and other non-interest-earning assets	7,686	—	—	8,509	—	—	10,738	—	—
Other financial assets at FVTPL	585	—	—	549	—	—	765	—	—
Total average assets	289,572	—	—	293,925	—	—	292,488	—	—
Liabilities
Deposits by customers - demand	(166,834)	(2,396)	1.44	(175,918)	(651)	0.37	(177,508)	(218)	0.12
Deposits by customers - time	(24,210)	(886)	3.66	(12,816)	(175)	1.37	(12,199)	(112)	0.92
Deposits by customers - other	(11,754)	(472)	4.02	(12,192)	(121)	0.99	(16,387)	(4)	0.02
of which repurchase agreements	(10,567)	(471)	4.46	(8,568)	(120)	1.40	(12,372)	(3)	0.02
Deposits by banks	(27,336)	(1,234)	4.51	(34,561)	(496)	1.44	(23,580)	(23)	0.10
of which repurchase agreements	(1,445)	(67)	4.64	(5)	—	—	(6)	—	—
Debt securities	(31,843)	(1,805)	5.67	(29,201)	(713)	2.44	(30,774)	(364)	1.18
Commercial paper	(4,312)	(219)	5.08	(5,121)	(82)	1.60	(6,013)	(8)	0.13
Subordinated liabilities	(2,022)	(169)	8.36	(1,991)	(108)	5.42	(2,076)	(92)	4.43
Other interest-bearing liabilities	(133)	(5)	3.76	(143)	(4)	2.80	(308)	(12)	3.90
Total average interest-bearing liabilities, interest expense	(268,444)	(7,186)	2.68	(271,943)	(2,350)	0.86	(268,845)	(833)	0.31
Derivatives and other non interest-bearing liabilities	(4,672)	—	—	(4,701)	—	—	(5,579)	—	—
Other financial liabilities at FVTPL	(854)	—	—	(833)	—	—	(1,050)	—	—
Equity	(15,602)	—	—	(16,448)	—	—	(17,014)	—	—
Total average liabilities and equity	(289,572)	—	—	(293,925)	—	—	(292,488)	—	—
(1)  Average balances are based on monthly data.
(2)  Loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.
Margin and average spread

	2023	2022	2021
	%	%	%
Interest spread(1)	1.52	1.53	1.40
Net interest margin(2)	1.65	1.56	1.42
Average spread(3)	105	105	105
(1) Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(2) NIM is calculated as net interest income divided by average interest earning assets
(3) Average spread is the ratio of average interest-earning assets to interest-bearing liabilities

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 289
SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2023	2022
	£m	£m
Net cash flows from operating activities	594	(5,467)
Net cash flows from investing activities	(2,755)	(206)
Net cash flows from financing activities	(1,731)	2,711
Change in cash and cash equivalents	(3,892)	(2,962)
A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2023 and 2022 were as follows:
In 2023, the net cash inflows from operating activities of £594m resulted from inflows  generated from a decrease in loans and advances to banks and customers, partially offset by cash outflows from a decrease in deposits by banks and customers and an increase in reverse repurchase agreements. The net cash outflows from investing activities of £2,755m mainly reflected the net purchase of certain asset backed securities and debt securities as part of normal liquid asset portfolio management. The net cash outflows from financing activities mainly reflected net cash flows relating to debt securities in issue. These resulted in cash and cash equivalents decreasing by £3,892m in the year.
In 2022, the net cash outflows from operating activities of £5,467m resulted from outflows generated from an increase in loans and advances to banks and customers, and a decrease in repurchase agreements, partially offset by net cash inflows from a decrease in reverse repurchase agreements and the effects of exchange rate differences. The net cash outflows from investing activities of £206m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash inflows relating to debt securities in issue. These resulted in cash and cash equivalents decreasing by £2,962m in the year.
Cash flow requirements
For details of our cash flow requirements over the next 12 months and in the longer term and how we plan to meet them, see the Liquidity risk section of the Risk review.
Material cash requirements
Our material commitments under commercial contracts at 31 December 2023 were as follows:
–For cash flows and maturities relating to Derivatives, Deposits by customers, Deposits by banks, Debt securities in issue, Subordinated liabilities and Lease obligations, see Note 39 to the Consolidated Financial Statements. The maturities of financial liabilities and off-balance sheet commitments table analyses the maturities of the cash flows based on the remaining period to the contractual maturity date at the balance sheet date. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. For further details, see the Liquidity risk section of the Risk review.
–For details of cash flows and maturities relating to Retirement benefit obligations including employer contributions and funding, see Note 30 to the Consolidated
Financial Statements.
–Purchase obligations: We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations. Total purchase obligations, all of which are due within 1 year, were £385m.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 290
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
performs independent personal services, pertain to a fixed base situated in the UK.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 291
Glossary of financial services industry terms

Term	Definition
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Adjusted cost to income ratio	Adjusted total operating expenses before credit impairment charges and provisions for other liabilities and charges as a percentage of adjusted total operating income.
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

Anti-Money Laundering (AML)	A set of policies and practices to ensure that financial institutions and other regulated entities prevent, detect, and report financial crime and especially money laundering activities
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

Balance weighted Loan to Value (LTV) ratio	(Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation)+ ...) / (Loan 1 balance + Loan 2 balance+...)
UK Bank Levy
The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.

Banking NIM	Banking net interest margin. Net interest income divided by average gross customer assets.
Basel III
In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.

Basis point (bp)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail & Business Banking, serving enterprises with a turnover of up to £6.5m per annum.
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

Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital
The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA
Policy Statement PS7/13. CET1 capital ratio is CET1 capital as a percentage of risk-weighted assets.

CET1 capital ratio	CET1 capital as a percentage of risk-weighted assets.
Consumer Finance	Provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporate Centre	Provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
Corporate & Commercial Banking (CCB)	Provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
Cost of risk
Cost of risk is credit impairment charge for the 12 month period as a percentage of average gross customer loans. This is a useful measure of the relationship between the size of the credit impairment charge and the book size which investors use as a proxy to compare relative credit risk.

Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 292

Term	Definition
Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
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

Default at proxy origination
IFRS 9 requires us to compare lifetime probability of default at origination with our view of lifetime probability of default now. If we do not have data at origination, then a proxy origination is defined.

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

Exposure at default (EAD)	The maximum loss that a financial institution might suffer if a borrower, counterparty or group defaults on their obligations or assets and off- balance sheet positions have to be realised.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 293

Term	Definition
Fair value adjustment
An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Conduct Authority (FCA)	The Financial Conduct Authority is a financial regulatory body in the United Kingdom.
Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme is the UK's statutory deposit insurance and investors compensation scheme for customers of authorised financial services firms.
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

International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles- based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.
Judgemental Adjustments	Adjustments made to the ECL estimate outside of the ECL models to reflect management judgements.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 294

Term	Definition
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

Loss Given Default (LGD)
The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/
book values due to forced sales type.

Loyal customers	Loyal customers are defined as primary banking current account customers who hold an additional product.
Master netting agreement
An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Maximum Distributable Amount (MDA)	The amount of interim or year-end profits not yet incorporated in CET1.
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

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 295

Term	Definition
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one-year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Over the counter (OTC) derivatives
Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
People Supported
People supported through our charity partnerships and sponsored programmes. Employee volunteer activities are organised through our flagship
Discovery Project programme, the Santander Foundation and Santander Universities.

Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements. This is 8% of the bank's risk-weighted assets.
Pillar 2
The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3
The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management.
The aims are greater transparency and strengthening market discipline.

Prime / prime mortgage loans	A description for mortgages granted to the most creditworthy category of borrowers.
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
Retail deposit spread
Retail & Business Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail & Business Banking customer deposits
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
of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 296

Term	Definition
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
SME 1
SME 1 supports any business with turnover of up to £6.5m who have up to 2 Directors/Shareholders/Partners or who have simple banking needs such as current account, savings or unsecured lending of up to £25,000.

Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12-month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination, but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
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

Top 10 company to work for	In line with Banco Santander’s aspiration, we will aim to achieve the accreditation of a Top 10 company to work for, as measured by an industry- wide benchmarking survey, over the medium-term.
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
irrecoverable.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 297
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
The following activities are disclosed in response to Section 13(r) with respect to the Santander UK group and its affiliates in the Banco Santander group. During the period covered by this report:
(a)  Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist
(SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2023 were negligible relative to the overall profits of Banco Santander SA.
(b)  Santander Consumer Finance, SA holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the SDGT sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended 31 December 2023.
(c)  Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the US under the SDGT sanctions programme.
Revenues and profits generated by Santander Brasil on these accounts in the year ended 31 December 2023 were negligible relative to the overall profits of
Banco Santander SA.
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
In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2023 which were negligible relative to the overall revenues and profits of the Banco Santander group. The Banco Santander group has undertaken significant steps to withdraw from the
Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from
Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 298
Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	257-272
4	Information on the Company	History and development of the company	1, 80, 184, 186, 241, 281
		Business overview	11-12, 19, 70, 81, 120, 122, 131, 135, 163-164, 167, 195-197, 225, 265-267, 273-275, 283
		Organisational structure	80, 139, 211, 252-254
		Property, plant and equipment	183, 188, 214
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	150, 151, 154, 166, 203, 257-272
		Liquidity and capital resources	68, 82, 136-150, 187, 203-206, 289
		Research and development, patents and licenses, etc.	81
		Trend information	11-12, 18-21, 167
		Critical accounting estimates	193-194
6	Directors, Senior Management and Employees	Directors and senior management	54-59, 277-279
		Compensation	71-79, 183, 187, 218-222, 228-229
		Board practices	54-59, 65-69, 71-75, 229, 277-280
		Employees	3, 80, 198-199
		Share ownership	80, 228-229
		Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7	Major Shareholders and Related Party Transactions	Major shareholders	281
		Related party transactions	120, 229-230
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	170-250, 276
		Significant Changes	80, 241
9	The Offer and Listing		*
10	Additional Information	Share capital	*
		Memorandum and articles of association	276
		Material contracts	281
		Exchange controls	281
		Taxation	290
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	281
		Subsidiary Information	*
		Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk		150-152
12	Description of Securities Other Than Equity Securities		Exhibit 2.1
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		81
16A	Audit Committee financial expert		69, 280
16B	Code of Ethics		83
16C	Principal Accountant Fees and Services		68, 199
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		280
16H	Mine Safety Disclosure		Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable
16J	Insider Trading Policies		Not applicable
16K	Cybersecurity		19, 88, 159-160, 270-271
PART III
17	Financial Statements		Not applicable
18	Financial Statements		181-185
19	Exhibits		Filed with SEC
* Not required for an Annual Report.

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial review	Financial statements	Shareholder information

Annual Report 2023	Santander UK Group Holdings plc 299
EXHIBIT INDEX

Exhibits[1]
1.1	Articles of Association
2.1	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
8.1
List of Subsidiaries - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries and related undertakings’ in the Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in Note
19 ‘Interests in other entities’ in the Financial Statements section of the Form 20-F.

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Policy for the Recovery of Erroneously Awarded Compensation
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
1Documents concerning Santander UK Group Holdings plc referred to in the 2023 Annual Report on Form 20-F may be inspected at 2 Triton Square, Regent’s
Place, London NW1 3AN, its principal executive offices and registered address.
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Mike Regnier
Mike Regnier
Chief Executive Officer
Dated: 5 March, 2024