Form 20-F
period 2024-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2025-03-07
CIK 1649373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Tel: +44 (0) 800 085 1491
E-mail: lee.grant@santander.co.uk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
1.532% Fixed Rate Resetting Notes due 2026	SAN/26	New York Stock Exchange
1.673% Fixed Rate/Floating Rate Notes due 2027	SAN/27A	New York Stock Exchange
3.823% Fixed Rate/Floating Rate Notes due 2028	SAN/28	New York Stock Exchange
2.896% Fixed Rate/Floating Rate Notes due 2032	SAN/32	New York Stock Exchange
2.469% Fixed Rate/Floating Rate Notes due 2028	SAN/28A	New York Stock Exchange
6.833% Fixed Rate/Floating Rate Notes due 2026	SAN/28B	New York Stock Exchange
6.534% Fixed Rate/Floating Rate Notes due 2029	SAN/29B	New York Stock Exchange
4.858% Fixed Rate/Floating Rate Notes due 2030	SAN/28C	New York Stock Exchange
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
Act).    Yes  ☐   No  ☒

It starts here
Santander UK Group Holdings plc – Annual Report 2024

Annual Report 2024	Santander UK Group Holdings plc	1

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

About this report

Our purpose is to help people
and businesses prosper

		The strategic report outlines the key elements of the Annual Report and provides context for the related financial statements.
Contents

Strategic report	1
About this report	1
Our business model and overview	3
Chair’s statement	6
CEO review	8
The report highlights key financial and non-
financial metrics which help to explain our
performance over the past year. It also
highlights the external environmental factors
affecting the business along with Santander
UK’s positions in the UK banking market.

Market overview	10
Our strategic priorities	12
Our performance and KPIs	13
Risk management overview	15
Financial overview	19
Sustainability highlights	22
Stakeholder voice	25

Sustainability	28	By Order of the Board.
Governance	42	William Vereker Chair
Risk review	77
Financial statements	156	7 March 2025
Shareholder information	238

Important information for readers
Santander UK Group Holdings plc (the Company) and its subsidiaries
(collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc and Santander Financial Services plc
are regulated by the UK Prudential Regulation Authority (PRA) and the
Financial Conduct Authority (FCA). Certain other companies within the
Santander UK group are regulated by the FCA and the PRA. This Annual
Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 242.
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2024 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F.

Annual Report 2024	Santander UK Group Holdings plc	2

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

About this report continued

Our stakeholders

Customers

Communities

Shareholders

Climate & ethics

People

At all times, we aim to treat all our stakeholders fairly and meet our environmental responsibilities. Information to demonstrate this commitment has been included in the Strategic Report.

Annual Report 2024	Santander UK Group Holdings plc	3

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our business model and overview

We follow the Santander Way

Our aim
To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities
Our purpose		Our how
To help people and businesses prosper		Everything we do should be Simple, Personal and Fair

An engaged and talented team
generates...
Customer loyalty
leading to...
Strong financial results for our shareholders
so we deliver...
Support for our communities
Which motivates...
WE CREATE VALUE FOR ALL

Annual Report 2024	Santander UK Group Holdings plc	4

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our business model and overview continued

Santander UK
We provide financial products and services
Mortgages, consumer auto finance, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and growth-focused support and services for companies

Competitive advantages	Strategic priorities

Scaled and established bank in the UK	Be customer centric and increase customer activity
Scale in our core banking businesses combined with an innovative mindset
Strong balance sheet with a prudent approach to risk	Focus on simplification, automation and digitalisation
High asset quality and capital metrics well above regulatory requirements
Part of a global banking group	Create value and be disciplined with capital allocation
Synergies from Banco Santander’s expertise, operating model and technology
A talented and motivated team	Be a responsible and sustainable bank
A highly talented and engaged team, with the right skills in place to support our customers and transform the bank

Annual Report 2024	Santander UK Group Holdings plc	5

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our business model and overview continued

Our behaviours

We live our values of Simple, Personal and Fair through great behaviours and our people leaders

Think Customer
Embrace Change
Act Now

Move Together
Speak Up

Our corporate structure

Banco Santander SA

Santander UK Group Holdings plc

Santander UK plc	Santander Financial Services plc

Ring-fenced bank	Non ring- fenced bank

At a glance

14 million active UK customers
444 branches
c18,000 full time equivalent employees
£167.2bn in mortgage lending
£183.4bn in customer deposits

Our sustainability strategy
Environment Supporting our customers’ transition, aligning our activities with the Paris Agreement and embed climate risk
Social Promote inclusive and sustainable growth and help people gain the skills they need to thrive
Governance Act responsibly through strong culture, governance and conduct

Annual Report 2024	Santander UK Group Holdings plc	6

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s statement

Supporting the UK for 175 years

When Richard Cobden and John Bright, two radical
reformers and Members of Parliament, formed
the National Freehold Land Society in 1849, it was
the start of a bold vision to help Britain‘s working
population access better health, education and,
critically, the right to a home.
Cobden and Bright also wanted to help extend the
right to vote to more working men, so they bought
up large estates, dividing them into smaller pieces
of land that were big enough to carry the vote,
but affordable enough for people to buy. The first
share purchase took place in May 1849 and the
first members’ meeting followed in November
that same year.
These were the first steps taken by what would
eventually become Abbey National which was
acquired by Banco Santander in 2004. In the
twenty years since, Santander UK has established
itself as a significant player in the UK’s financial
services sector: a home for innovative product
development in the retail, corporate and
commercial banking spaces and, regardless of the
environment we operate in, a commitment to the
core principle of supporting people to make their
better happen right across the United Kingdom. It is
a principle that our founders would recognise and
continues to be at the heart of everything we do
175 years later.
Taking pride in the help we give our
customers
This year we helped 200,000 people buy their
first home and our personal current account
openings grew by 13%. We also held 2.5 million
appointments in our branch network, along with a
20% increase in the number of online chat
contacts.
This support is particularly vital at a time of
continued economic uncertainty, and we can take
pride in the help we have provided our customers
and clients to navigate these difficulties.
The cost of living continues to have a very real
impact on the everyday decisions our customers
are making. Our Financial Support team continues
to play a vital part in providing timely help and
advice, with 711,000 calls throughout 2024. Our
people provided 23,000 Financial Health Checks
and nearly 10,000 budget calculator completions,
helping customers to make decisions about how
best to manage their outgoings.
For our business clients, we redesigned the
Beyond Banking hub by creating segments
that provide customers with a clearer and more
structured pathway to our Business solutions and
services, Business programmes and the
Breakthrough knowledge hub. We increased the
options available through the SME Support Toolkit
with easily accessible help and advice on
strategies for growth, navigating international
expansion, developing a workforce, and business
coaching and mentoring.
Transforming to better serve our customers
This has been a year of significant change for the
Bank. Our ongoing transformation programme is
now yielding significant benefits for our customers.
Inside the bank, the way we work together is
shaped by how we can deliver greater value to our
customers. Moving to more agile ways of working
so we can respond more effectively and quickly to
feedback, increase our speed to market and always
with the aim of delivering for our customers.
We strongly believe that collaboration is an
essential element of our transformation and a key
part of working in an agile way. Our people are now
expected to come into the office for at least twelve
days a month to accelerate the connections and
ways of working needed to drive our future
success.
Working together in the office is crucial to
building a high-performance environment to
drive the change that will be so important for
us to succeed. It is also a critical part of creating
opportunities for our people to develop and grow
within the Bank, particularly those at the start of
their careers. Whether it be in our branches, offices
or the Unity Place campus, we strongly believe that
this approach will deliver the most effective results
for our customers.
Our relationship with Banco Santander has allowed
us to leverage their global scale and capability for
the benefit of our customers. The main highlight
was the delivery of OneApp, which works across
Santander markets and offers a much-improved
experience. With shared platforms and
technologies integrated into our day-to-day
operations our customers and clients enjoy better
service and smoother end-to-end engagement with
us – meaning they can spend their time on what is
important to them, from household improvements
to running a business.
I believe that we will be able to take forward
this sense of momentum into 2025, building
on our programme of transformation that UK
Chief Executive, Mike Regnier, has overseen.
With closer collaboration with Banco Santander,
the UK will continue to play a central part in
the wider group’s new era of value creation
and increased profitability.
Supporting growth
We welcome the Government’s focus on
growth. With a clear mandate for the next five
years, they should be well positioned to enact the
policies that we hope can help facilitate confidence
in the UK economy.
A thriving financial services sector will have a
critical role to play. Attracting capital into the
City of London and the country and being a hub
of innovation and creativity that is adopted around
the globe is vital.
A capital and regulatory framework that can
facilitate growth and investment whilst providing the
certainty and security that customers and investors
want will be an asset to the United Kingdom,
making it an attractive global proposition and
reinvigorating for the City of London. There is a real
opportunity for Government, regulators and the
industry to make a significant change that will be of
benefit to the economy and the country as a whole.
There is a danger that the collective mindset has
been so weighted towards preventing risk, that
the unintended consequences mean banks are
sometimes not willing to take the sort of decision
that can yield meaningful returns for shareholders,
investors and customers.
We are continuing to work closely with the
Government and the Treasury to identify the
policies and initiatives that can deliver the change
which will result in a more competitive environment
for the financial services sector.
Developing skills for tomorrow’s economy
Santander UK has a long-standing history of
helping people develop the skills and knowledge
needed to thrive in the economy. Indeed, if we go
back to our founders, the National provided
members with a ‘Freeholder’s Circular’ to help
improve financial literacy and knowledge.
Our programmes of support today are based
on the three E’s of Education, Employability and
Entrepreneurship and are designed to be accessed
by people when they need it, on the platform that
works best for them.
In October 2024, we launched our Tomorrow's
Skills report which explored how public perceptions
of the world of work are changing and what
governments and businesses can do to upskill
workers in each of these areas.

Annual Report 2024	Santander UK Group Holdings plc	7

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s statement continued

Our research made clear that workers understand
they will need new training and new skills in a world
of hybrid working and where AI is shaping
the workplace at a rapid pace. Our Open Academy
has programmes designed specifically to address
these challenges with an adult education
programme to equip people from age 18 onwards
with digital, sustainability and professional growth
skills that will set them up for the jobs of the future.
In spring of 2025, we will launch the next phase
of courses on our Open Academy platform that are
designed to help young people improve their level
of financial literacy, for those key years when they
leave school and home for the first time. In 2024,
over 290,000 people registered on the platform and
we expect to exceed 1 million users in 2025.
Improving financial education and literacy amongst
our children and young people is a challenge that is
incredibly important to Santander UK. Working with
Twinkl, The Numbers Game provides free financial
education for five-to-sixteen-year-olds which
has now been used by over 3.2 million children,
100,000 teachers and 8,300 schools in the UK.
These figures alone show this is an issue that
should be higher on the political agenda, which is
why we are working alongside the Foundation for
Education Development on a new national strategy
for the development of financial wellbeing for
students.
We know that money habits and attitudes start to
form between the ages of 3 and 7, but currently
financial education is not statutory in the English
primary school curriculum. Our research suggests
having financial education taught at an earlier age
will enable and equip adults to be better prepared
in handling finances and improve financial inclusion
later in life.

Live where you like
THE
NATIONAL BUILDING SOCIETY
FOUNDED 1849
will help you buy your own house
Apply for particulars
Head Office NATIONAL HOUSE, MOORGATE, LONDON, E.C.2. Tel. Met. 8410
Branches and Agencies throughout the Country

175 years of our Foundation

In 2024 we celebrated the 175th anniversary of the founding of the National Building Society
(The National) in 1849, which grew into Abbey National and joined the Banco Santander group in 2004, becoming the bank we are today.
While we have evolved significantly over the years, the long-standing commitment to home ownership and education at the heart of The National remains a core foundation of everything that we do.
A look back at our past
In the early 1900s, railways were reaching new areas outside cities and towns, which eventually became known as suburbs. Advertising by The National, like the example pictured here, showed attractive homes in leafy suburbs, illustrating how the building society could help people to live where they like, away from overcrowded areas.
This dream for our customers still remains today, and despite 175 years passing we remain committed to making our customers’ better happen. We are extremely proud of where we came from, and wouldn’t be the bank that we are today without the nearly two centuries of heritage behind
us.

Image: ‘Live where you like’ advertisement by the National, early 1900s

As our founders knew, strong financial wellbeing
plays a crucial role in shaping young people’s
future. We believe that financial education should
be compulsory for primary schools in England as
part of the curriculum and made accessible for all
teachers, parents and students across the UK.
Embedding our climate strategy into the
business
We continue to work with our colleagues
throughout Banco Santander and to play our part
in supporting the ambition for net zero carbon
emissions across the group by 2050. This is driven
by our own climate strategy which focuses on
the support we provide our customers and our
internal climate transition plan, which sets out
the aim to align our activity with the UN Paris
Agreement to meet the 2050 ambition.
As part of that strategy, we have improved
our Mortgage portfolio data, and reported
emissions from our Commercial Real Estate
lending for the first time. These are vital steps in
enabling us to better understand the environmental
impact of our activities and how our strategy should
address them.
Supporting our retail and CCB customers in their
green transition is a key driver, and alongside new
initiatives focused on helping homeowners, we
developed a green finance strategy specifically
aimed at our CCB clients. We now offer clients
Green and Social Housing lending. For Social
Housing, we provided significant new lending,
which enables investment in improving energy
efficiency and safety in existing Social Housing
homes as well as the development of new stock.
CCB continues to provide funding to the expanding
UK renewables and battery energy storage sectors,
which aligns with Banco Santander’s efforts to fund
renewable energy projects globally.
Across CCB and the retail bank we firmly
believe that a willingness to be innovative
will yield better results. Based on our ongoing
research to understand the barriers faced by
our SMEs and home owners to the transition
to a low-carbon economy, we are undertaking
a series of test and learn customer initiatives,
working in partnership with the energy sector to
help customers access finance and products that
will fit their needs.
Board changes
This year I was pleased to welcome David Gledhill
and David Oldfield as Non-Executive Directors
and Angel Santodomingo as an Executive Director,
alongside Mark Lewis, Dirk Marzluf and Baroness
Nicky Morgan who became Directors of Santander
UK Group Holdings plc in 2024.
This will be my final statement as Chair of
Santander UK, I will be standing down later in the
year after five years in the role. In that time we have
navigated the challenges of Covid and some of the
most significant economic events of recent times.
Thanks to the leadership of Nathan Bostock and
now Mike Regnier and their executive committee
members, along with the support and direction of
my colleagues on the Board, I strongly believe the
bank is now stronger and more focused than ever
on delivering what our customers need.
Whilst the nature of banking in the UK has
changed, we have changed with it whilst staying
true to the principles of our founders 175 years ago.
With that same desire to support our customers
and building on the momentum generated by our
progress, there is a bright future for Santander UK.
William Vereker
Chair, 7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	8

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CEO review

Building a real sense of momentum

Highlights

£1,330m Profit before tax (2023: £2,149m)

8.8% Return on tangible equity (2023: 14.4%)

7.2 million Digital customers (2023: 7.2 million)

88% Retail current accounts opened digitally (2023: >90%)

7.9/10 Employee engagement score (2023: 8.2/10)

Ranked 1st NPS for businesses with a turnover under £2m (2023: 1st)

The bank we will become
It has been another 12 months of challenge for
our customers. The economic climate has
remained uncertain just as the political one has
changed.
In such an environment, life can feel messy and
difficult to navigate. Our customers look to us to
provide help, certainty and a quality of service that
can ease the inevitable pressures we all face.
Recent years were about putting in place the
foundations that would enable us to meet our
customers expectations. 2024 has been the year
where we have shifted our focus on to how we
can exceed those expectations.
We do that by being a radically simpler bank to
deal with. That means our customers are able
to access digital first solutions, but with a human
touch. Being driven by the spirit of innovation that
has been the trademark of Santander in the United
Kingdom, leveraging the technological expertise
and scale of Banco Santander and reducing
complexity and friction across our products and
processes. All for the benefit of our customers
and clients.
The shift to that customer-centric mindset has
been palpable throughout the business and I have
been thrilled at how this challenge has been
embraced across the bank. It has created a real
sense of momentum which has manifested itself
through improved business performance as 2024
evolved, setting us up for the years to come.
Building momentum through 2024
Our 2024 results were in line with expectations, but
I was particularly pleased at the progress we made
against our strategic objectives in the second half of
the year.
We delivered profits from continuous operations
before tax of £1,330m, impacted by the provision
of £295m set aside for the historical motor finance
commissions payments. As a result our RoTE fell to
8.8%. Net interest income was down by 7% which
was primarily due to increased customer deposit
costs and a reduction in mortgage loans. Our
CET1 capital ratio was at 14.8%, leaving us with
significant headroom to regulatory requirements.
Another year of planned balance sheet optimisation
resulted in our balance sheet reducing over 2024,
with mortgage lending reducing by £8.0bn to
£167.2bn. However, with more attractive lending
margins in the market, I expect a gradual return to
net lending growth throughout the coming year.
Our disciplined approach to pricing, supported by
reduced funding needs, meant a fall in customer
deposits to £183.4bn. This fall was targeted to high-
cost corporate deposits.
We also saw customers looking to lock in longer
term deposits, with £3.0bn of savings inflows into
fixed rated bonds and ISAs in 2024.
Of our 22.5 million total customers, 14 million
were active and those who conducted their
business with us through our digital channels
were 7.2 million digital customers. Our retail NPS
remained 5th in 2024, whilst we retained our 1st
place in NPS for business banking.
A customer-centric approach
We are all aware that the shape of retail banking is
changing at pace, so it was essential that our digital
offering was able to deliver a significantly improved
customer experience.
Key to that offering was the launch of our new
banking app, OneApp. This highlighted both our
customer-centric approach to product
development, and the direct benefit to our
customers that accessing Banco Santander
technology and platforms can bring.
OneApp is being used by over six million
customers and brings more of our products and
services straight to their phone. Behind the scenes,
we merged a number of legacy platforms and
simplified the payments operations by moving
to the Banco Santander PagoNxt platform.
For our customers, the only thing that matters is
that they now have an app that complements the
way people bank today.
The launch of our new online Santander Personal
Pension is the perfect illustration of that point. This
is the first pension product ever to be launched by
Santander UK, and in keeping with our desire to
ensure that it is straightforward for customers to
engage with our products in a way that suits them,
it will be accessible through OneApp.
This year we brought the management of Homes
and the rest of the Retail and Business Banking
division closer together. I was pleased that
alongside the competitive mortgage rates
we offered, we made several significant changes
to our lending criteria to improve affordability.
The introduction of 40-year interest only
mortgages takes National Insurance and Child
Benefit into account, which enables us to meet
a clear customer need more effectively.

Annual Report 2024	Santander UK Group Holdings plc	9

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CEO review continued

Combined with the launch of our personal pension,

Building our Edge

Last year saw the launch of our Edge Current Account, and in 2024 we opened more than 500,000 new current accounts, which has increased our market share by 2%.
In 2024 we expanded the Edge portfolio with the Edge Credit Card. It offered our customers 2%
cashback in the first year on all purchases which contributed to an increase in wider credit card openings of 42% across the year.
We also rolled out our online service Edge Home to all brokers, allowing customers applying for a
Santander mortgage via a broker, to track the real-time progress of their mortgage application from start to finish, without the need for multiple phone calls.
It will also mean customers can view and download their mortgage offer online, reducing the waiting time for it to arrive via post.
I am delighted that our suite of Edge products is resonating with customers as it re-establishes our reputation for innovation in the retail banking sector.

we now, for the first time, can offer our customers
a complete retail product range.
We continue working to support customers who
look to us to help them take steps to make their
homes more energy efficient.
I am delighted that we have launched a series of
innovative partnerships with Octopus Energy,
Vibrant Energy Matters, Scottish Power and
Ecofurb to make it easier for households to utilise
solar power, fit heat pumps and receive Energy
Performance Certificate home assessments.
By working with the industry, we can make it easier
for people to get the information they need to make
informed decisions.
Connecting businesses here and abroad
Following a hugely successful 2023, the focus for
our Corporate and Commercial Bank was to focus
on winning new business whilst improving the
service and insight we provide for our clients.
We onboarded over 500 new clients across
Wholesale & Retail, Food & Drink, Transport &
Logistics, Advanced Manufacturing, Life Sciences
and Technology Media and Telecoms sectors.
We offer businesses an unrivalled ability to connect
with overseas markets thanks to our relationships
across Banco Santander, and with the Santander
Navigator platform over 1,000 businesses made
connections with potential new suppliers,
distributors and retailers across the globe.
But crucially, we offer our customers an expertise
on the ground that supports growth within the UK.
Our improved processes that allowed us to reduce
account opening times by 25% and provide critical
services like property valuations more effectively so
clients can access funding more quickly and
efficiently.
Business and Government must work together
The new Government’s commitment to creating the
environment in which the economy can grow has to
be welcomed.
So I am pleased to be part of the Chancellor of the
Exchequer’s British Infrastructure Taskforce, which
is examining how best to mobilise the investment
that will deliver essential infrastructure projects
across the country.
I am particularly focused on the energy sector,
where Santander, both at a UK and Banco
Santander level, has a significant market presence.
To deliver the level of growth that we so
badly need, businesses and Government must
work together on potential solutions on how we can
showcase the best of British business and financial
services to the wider world.
Supporting our customers
When the economy fails to grow, the impact is felt
by people up and down the country, many of whom
have faced challenges over the last five years.
I continue to be extremely proud of the work
our people across our contact centres and
branches undertake every day to provide our
customers with invaluable help and support
regarding their finances.
Through a better understanding of our customers,
their situations and spending requirements, we are
better able to make earlier interventions that can
help prevent worst-case scenarios taking place, like
repossessions. This is a situation no bank or its
staff wants to find itself in.
Alongside the first class support provided by
our people, we have accelerated the deployment
of AI technology to help them deliver faster
responses. The shape of customer interactions
in the coming years is going to change significantly
as we understand how to use AI effectively,
particularly where it can allow our people to spend
more time on more complex cases or on providing
face-to-face help.
A mighty amount for Macmillan
This year marked the end of our three-year
charity partnership with Macmillan Cancer Support.
Thanks to our colleagues and the generosity of our
customers, we’ve raised more than £1.8m to fund
their vital work.
From fundraising events like Coffee Mornings and
Mighty Hikes, to taking part in specialist cancer
training, we exceeded the original target for our
partnership.
Our partnership with Macmillan has also helped
improve the support our people have been able
to provide to customers affected by cancer. One
of the key aims for our partnership was to try and
address the financial concerns that people living
with cancer have.
In 2024 we trained more than 2,200 customer-
facing staff, including more in-depth training for
our Financial Support team, to offer tailored and
emotional support to people struggling with cancer.
Households where someone is affected by cancer
experience a financial impact of nearly £900 per
month, so it is vital that support and guidance
are available.
This is a legacy of the partnership that will
endure for many years to come. It has been
a privilege to work closely with Macmillan to support
customers and their families who are living with
cancer.
Leadership changes
This year, Tim Hinton retired as Chief Executive
Officer of our Corporate and Commercial Bank
after six years. Tim oversaw a significant
turnaround of the business, turning CCB into a
client-focused, high-performing business with great
potential to grow further. Tim was also a strong
inclusive culture advocate, having been our
Executive Committee sponsor for gender for the
past six years. We wish him well in his retirement.
I was delighted to welcome John Baldwin to the
Executive Committee as Tim’s successor and look
forward to working with him in the months ahead.
As I look ahead, there is a real sense of
momentum within the business. Transformation is
about more than just technology or efficiencies. It is
about our people.
We have invested more in their development,
to give them the skills we need as we become a
more digital bank. We have invested in our branch
network, opening new Work Cafes and enjoyed
the benefit of our Unity Place campus. Giving
our people the best possible environment to
serve our customers. We will also need the right
culture. A high-performance culture focused on
our customers, that executes at pace and sets
the highest standards for what we do every single
day. This mindset will enable us to go beyond the
expectations of our customers, to be the bank we
will become.
We have made significant progress as we enter
2025 with the customer at the heart of everything
we do.
Mike Regnier
CEO, 7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	10

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Market overview

Our market overview

Improving economic environment	Competitive UK market	Customers becoming digital

What we have seen
In the UK, we saw economic conditions
improve despite another year of slow
growth (0.9% in 2024 based on the latest
data available, 0.4% in 2023).
Inflation fell towards the Bank of England’s
target rate over the year. The housing
market in the UK performed better than
expected in 2024 (House Price Index: 4%)
and showed signs of increased activity as
the year progressed.
This led to the Monetary Policy Committee
(MPC) cutting the Bank Rate twice in the
second half of 2024 to 4.75% (50bps
below 2023).
Our response and looking ahead
As we exit two years of high inflation
and continue the rate-cut cycle, cost
management became a significant focus
industry-wide. We continued to deliver
our transformation through simplifying,
automating and digitising processes,
helping to manage our operating expenses
in line with CPI for the year.
We remained focused on supporting our
customers and delivering products and
services that help them make the most
of their money, and for those who needed
extra help we continued to provide the
support they needed.
Looking ahead, we expect the Bank of
England to cut the Bank Rate over 2025 by
100bps (including the 25bps cut in Feb-25)
to support growth. As this occurs and
affordability improves for our customers,
we expect to see activity in the mortgage
market increase further.

What we have seen
M&A increased in the UK in 2024 and
the banking sector is likely to see further
consolidation in the near term.
Nationwide and Barclays completed
acquisitions of Virgin Money and
Tesco’s retail banking arms respectively
in 2024, while Coventry Building Society’s
acquisition of Co-op Bank’s retail banking
arm completed in early 2025, with
NatWest’s acquisition of Sainsbury’s retail
banking arm due for completion in 2025.
Nonetheless, the market remained highly
competitive while operating in a higher rate
environment. Established international and
digital challengers continued to compete
for deposits and lending in the market in
addition to our traditional peers.
2024 marked the second year in a row of
over 1 million customers in the UK using
the Current Account Switch Service.
Our response and looking ahead
2024 saw another year of pricing
discipline and continuation of the strategic
deleveraging of our portfolio. Over the
year, customer lending decreased by
£8.8bn to £197.9bn and our customer
deposits decreased by £10.2bn to
£183.4bn.
We continued to monitor competitors’
products and invested in our multi-channel
offerings throughout the year, to bring
customers to Santander UK.
Looking forward, we expect large peers to
continue investing in their product offerings
to retain and attract customers, while we
expect digital challengers to continue in
their pursuit of market share.

What we have seen
2024 was another year of customers
moving towards digital banking over
traditional banking channels.
Our digital customer base grew again in
2024 to 7.2 million users, with 88% of our
retail current account openings in the year
made through digital channels.
Our response and looking ahead
Following the pilot of our new mobile
banking offering in 2023, OneApp became
available to all our customers in 2024.
OneApp is now being used by over six
million customers in the UK and provides
our customers with faster and enhanced
functionality, including personal insights
into their spending.
We also launched new products to support
our customers’ changing needs, including
the latest edition of our Edge offerings –
the Edge Credit Card.
Whilst digital banking is becoming
embedded in our customers’ everyday
lives, we remain committed to delivering
customer engagement through our branch
and telephony channels.
In 2024, we completed 50 branch
refurbishments, and made significant
progress with planning two new Work
Cafés in support of this commitment.
Looking ahead to 2025, we look forward to
the opening of those two new Work Cafés
as we continue to review our customers’
needs and provide them with products
and services that meet their requirements,
while continuing to evolve our digital
offerings and in person services.

Annual Report 2024	Santander UK Group Holdings plc	11

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Market overview continued

Deployment of AI technology	Evolving regulatory landscape	Delivering on our ESG ambitions

What we have seen
The market has evolved rapidly, which
has provided opportunities to accelerate
deployment of AI as well as challenges in
how we manage risk.
Across the industry, banks have adopted
a cautious approach, focusing on initial
use cases with a ‘human in the loop’ to
ensure outputs are reviewed before being
communicated to customers.
Most of these use cases have helped
improve productivity without introducing
material risk to our operations.
Our response and looking ahead
We delivered several new machine
learning and generative AI solutions in
2024, including Agent Assist and Sandi.
Agent Assist gives our people access to
knowledge bases through generative AI,
allowing them to provide faster and more
accurate responses to customers.
Sandi is our internal AI search tool helping
our employees search and find answers
to People & Culture related questions.
Since its launch in November 2024, it has
answered 98% of the questions asked,
with only 2% requiring additional ‘human
touch’.
An internal working group supported
the deployment of this technology
and developed a stringent governance
framework with the right controls.
In 2025, we expect industry use of AI
to continue to grow and we plan to
expand our use of it, allowing our
colleagues to focus on the more complex
customer cases.

What we have seen
Regulatory change continues to be
significant within the financial services
sector, with 2024 seeing new proposals
and interventions from UK regulators.
The FCA remained particularly active,
continuing to monitor and engage with
firms on Consumer Duty, while introducing
new rules and guidance to address issues
on wider access to banking.
The Payments Systems Regulator (PSR)
introduced mandatory reimbursement
for Authorised Push Payment (APP) fraud,
providing significantly increased
protections to consumers. The publication
of a National Payments Vision and wider
exploration of innovation in the payments
sector helped contribute to the regulatory
space in 2024.
While there has been substantial activity,
there has also been a wider recognition of
the burden of regulation on the industry
and the impact this has on economic
growth.
Our response and looking ahead
Phase 2 of the FCA’s Consumer Duty was
implemented for closed book products in
July 2024, in addition to our work to meet
new Basel capital requirements.
We welcome the UK government’s
commitment to improving the balance of
regulation, with a focus on driving growth
and international competitiveness, we look
forward to continue working closely with
the regulators to help drive growth in 2025.
The FCA’s review of its rulebook is a
positive start to simplifying the current
regulatory landscape.

What we have seen
Customers, governments, regulators,
NGOs, and investors continue to scrutinise
ESG activities with a real focus on the say-
do gap of organisations, which in turn is
beginning to drive real-world action.
Our response and looking ahead
In 2024, we advanced our climate
strategy by launching six retail green
finance propositions to support our
customers. We also enhanced our portfolio
analysis, reporting financed emissions from
commercial real estate lending for the first
time, in addition to focusing on aligning our
activities with the UN Paris Agreement.
In the social space, we continued to
proactively reach out to over 2.6 million
customers showing potential early signs
of financial difficulty and strengthened
our focus on education, employability, and
entrepreneurship. This includes the launch
of a free adult education initiative which
aims to equip people above the age of
18 with the skills needed to power the
economy of the future. Within our business,
we increased our gender and ethnicity
senior level representation with senior
female representation at 34.1% and senior
minority ethnic representation at 14.7%.
In 2024, we approved our new Governance
Strategy focused on clear and robust
governance with well-defined accountability
promoting the success of our business,
customers, and stakeholders.
Looking ahead, we will continue to evolve
how we report on ESG matters. This
involves updating our ambitions with a focus
on real world impact.

Annual Report 2024	Santander UK Group Holdings plc	12

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our strategic priorities

Focused on customer loyalty, improved
efficiency and growth

Customer centric & customer activity	Simplification, automation & digitalisation

Initiatives focused to better serve and engage our customers by leveraging technological and operations synergies from the global
Banco Santander group, enabling access to financial services for our customers through several channels.
2024 progress: expanded our Edge portfolio for our customers through the launch of Edge Credit Card and Edge Home which enables live mortgage tracking for all our broker partners.
For our corporate customers, we launched a Virtual Account
Management platform supporting the needs of our clients in the legal, real estate, property and pensions sectors.

Reduce complexity, decrease friction and increase automation to streamline our products and processes. This is supported by becoming a ‘digital bank with a human touch’.
2024 progress: launched OneApp which is now being used by
over six million customers and achieved a customer rating of above
4.7 stars out of 5. We merged our four legacy mortgage platforms into one and simplified payments operations by moving to Banco
Santander’s PagoNxt platform as part of simplifying our business.
Lastly, we delivered several new AI solutions across the business including Agent Assist and Sandi.

Value creation & disciplined capital allocation

Focus on value creation for all (customers, employees, shareholders and communities) while managing risk and profitability and being disciplined with capital allocation.
2024 progress: continued strategic deleveraging of our balance sheet delivering profits in line with expectations for our shareholder.
We maintained significant headroom on regulatory capital requirements and delivered substantial dividends back to Banco Santander.

Be a responsible and sustainable bank

Initiatives aimed at supporting our customers with a secure and just transition to a sustainable economy and helping them get the skills they need to thrive.
2024 progress: continued to develop our new social strategy with a distinct focus on Education and Skills whilst also launching several test and learn initiatives to support our customers in retrofitting their homes.

Annual Report 2024	Santander UK Group Holdings plc	13

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our performance and KPIs[1]

Driving performance for stakeholders

22.5 million total customers
Our total customer base remained stable in 2024 despite continued
strategic deleveraging of our balance sheet.
Our loyal customer base continues to be deepened by existing relationships and acquiring valuable new customers.

Ranked 5th2 in Retail Net Promoter
Score
Customer service is integral to our strategy and remains a key area of focus. While we were ranked 5th this year, we note a margin for error which impacts those ranked between 2nd and 6th.
2023: NPS ranked 5th2

5th out of 9 competitors

7.2 million digital customers
Customers in the UK continue to move toward digital banking.
We have made significant improvements with our digital banking capabilities, with over half of our active customers now digital.

55% cost-to-income ratio Increased in 2024 due to pressures on net interest income from high customer deposit costs and a reduction in mortgage loans, in addition to higher operating expenses.

13.7 million active customers
Our active customer base decreased slightly in 2024, as expected.
We continue to focus on product delivery and customer experience.
Note: Customers need to meet a specific set of activity criteria to be considered active.

Ranked 1st2 in Business Net Promoter We maintained our first place ranking, a testament to the comprehensive proposition and our strong support for our UK business customers. 2023: NPS ranked 1st2

1st out of 6 competitors

80% digital sales
This KPI measures the percentage of new business that was
performed through digital channels throughout the period. Digital sales decreased in 2024, due to a lower online savings take-up rate.

£2,577m in operating expenses
Operating expenses were up 4% in 2024, due to further
investment in efficiency and customer experiences and two years of high inflation. This investment is expected to help drive cost efficiencies in 2025.

1.See glossary on page 278 for KPI definitions.
2.See calculations on page 243 for Net Promoter Score details and sources.

Annual Report 2024	Santander UK Group Holdings plc	14

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our performance and KPIs continued

14.8% CET1 capital ratio
The CET1 capital ratio decreased to 14.8% in 2024, driven by lower profits and £1.3bn in dividends paid, slightly offset by a reduction in RWA exposure. We remain strongly capitalised with significant headroom to minimum requirements and MDA.

We continue to closely monitor our ESG performance in addition to our traditional financial metrics.

£17.2bn in green finance raised since 2021 On track to meet ambition of £20.0bn in cumulative green finance raised by 2025.

We achieved our ambition of >3 million people financially empowered ahead of schedule in 2023. As a result we have introduced a new KPI on this page.
FOR OUR FULL SUITE OF SUSTAINABILITY KPIs, SEE PAGE 24.

1.See glossary on page 278 for KPI definitions.

8.8% RoTE 2024 RoTE was impacted by lower profits following pressures on net interest income and the provision relating to historical motor finance commission payments.

152,000 customers supported to become greener since 2021 On track to provide 180,000 customers with green products and services by 2025.

Annual Report 2024	Santander UK Group Holdings plc	15

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk management overview

Sustained support for our stakeholders

Supporting our customers and business growth
through simpler and improved processes was
a key focus throughout 2024 and remains a key
priority in 2025.
Overview
By simplifying and automating processes, using
digital tools and designing smarter solutions,
we are supporting the delivery of good customer
outcomes and business growth demonstrated
through:
–Enhanced credit decisioning for our retail
customers, in improved customer journey,
resulting in increased new business volumes,
whilst delivering robust risk oversight and
challenge to ensure our lending remains prudent.
–Supporting delivery of stress testing including
the BoE’s Annual Cyclical Scenario, sensitivity
analysis of our future business plans, and
Climate Internal Scenario Analysis to meet
regulatory requirements and better understand
our risk exposures.
–Leading the delivery of material and complex
programmes to support the regulatory agenda
including Model Risk management initiatives
(SS1/23 compliance, IFRS9 enhanced models
implementation, PRA Hybrid Mortgage Model)
and customer conduct initiatives (Consumer
Duty, account closures, overdraft complaints,
and customer support surveys).
–Embedding Climate Change considerations
into our credit decisioning.
–Supporting Economic Crime investigations which
led to the recovery of Fraud losses for the bank.
–Delivering initiatives which led to simpler
processes and cost savings: automation of the
Corporate Credit assessment alerts and Credit
policy simplification.
–Oversight of Capital Risk, where we face
complex and dual regulation from both the PRA
and ECB, along with newly published Basel 3.1
rules.
–Compliance oversight of Reputational Risk
management issues impacting our customers
during 2024, including debanking, Consumer
Duty, cost of living and mortgage affordability,
savings rates, IT & Transformation, and historical
motor finance commission payments.
Capital and liquidity risks
We remain in a strong position with respect to our
Capital and Liquidity metrics. Our Capital position
has significant buffers over regulatory requirements
despite the impact of a £295m provision relating to
historical motor finance commission payments.
We hold a significant proportion of our Eligible
Liquidity pool in cash and central bank reserves.
Our funding strategy is based on maintaining a
conservatively structured balance sheet and
diverse sources of funding to support our business
plans.
Our Risk team undertake an assessment of our
funding plans including mix, diversification and
market capacity and is also involved in the annual
ILAAP and associated Liquidity Risk Appetite
review.
Non-Financial risks
We made progress in 2024 addressing our
Non-Financial Risks, particularly with our Financial
Crime and IT remediation programmes, which are
monitored closely via specific governance forums
and highlighted in our regular EWRM report
updates to Executive Risk Control Committee
(ERCC), Board Risk Committee (BRC) and Board.
The net value of our Operational Risk losses
(events over £10k) increased significantly in
2024, largely due to the provision referenced
under Capital and Liquidity risks (excluding this
provision, 2024 losses tracked favourably
compared to 2023).
We have been assessing whether there are
any potential wider impacts from the Court of
Appeal decision, which necessitated the provision
related to motor finance commissions, on our wider
business product set, and have enhanced
processes and controls where we feel appropriate.
We continued to provide support and impactful
oversight to our Line 1 colleagues across several
key bank initiatives including: assessing and
reporting progress against Critical Remediation
Plans across a broad range of Non-Financial risks;
involvement in advising the business with respect
to cost prioritisation exercises; risk assessment of
organisational change programmes; and business
as usual risk oversight of principal risk types.
Looking forward
Strategic challenges for the UK banking sector will
likely remain elevated in 2025. With this in mind, we
aim to maintain our forward transition by focusing
on:
–Enhancing our ability to manage our risk profile
in an effective and efficient manner through
digital enablement, leveraging Banco Santander
group solutions and enhanced tools and
automation.
–Supporting our customers
–Attracting and retaining risk management
and compliance talent, in a very competitive
recruitment market
–Performing regular risk assessments of our
business plans
–Continuing to deliver impactful oversight,
challenge, guidance and support to the business
–Continued emphasis on return to the office to
maximise productivity and collaboration across
the business, while retaining the flexibility and
benefits of working from home.
Christine Palmer
CRO, 7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	16

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk management overview continued

Top Risks
We monitor our Top Risks
quarterly at the Executive Risk
Control Committee (ERCC) and
Board Risk Committee (BRC).
In 2024, our focus shifted away from Inflationary
and Supply Chain pressures to Margin
Compression, with UK headline inflation falling
towards 2% and markets implying a peak in the UK
Bank Rate.
We made further changes to our Top Risks by
introducing three new areas (Resiliency,
Payments Transformation, and AI/Machine
Learning) and removing two existing Top Risks
(Ring-Fencing and People risk), although we
continue to closely monitor human resource
impacts as part of Strategic Transformation.
Conduct and Regulatory
In 2024, we continued to have significant
regulatory engagement, notable among
these were with respect to: Financial Crime,
Technology risk, Regulatory Models, Payments
Services regulation, Outsourcing and Third-Party
risk, Data Privacy, Operational Resiliency,
Consumer Duty embedding, and Historical Motor
Finance Commissions. We have reduced our
regulatory risk profile including closing issues
related to Financial Crime, IT risk and Change
Management projects, and implementation of
Regulatory Capital models.
Economic Crime
Financial Crime (FC) risk remains a key focus area
for senior management and the Board. In 2024, we
continued to mature our oversight capabilities and
Centre of Excellence operations to further integrate
FC risk management into the business. We also
continued to review our processes to address
complex global sanctions regimes and enhance
our use of technology in screening processes.
Fraud losses continue to be a significant proportion
of our overall operational losses, in line with the
wider UK financial services industry. However,
these losses were significantly lower in 2024
compared to 2023, with the design and
implementation of new fraud prevention tools to
complement our existing systems and controls. As
part of our Fraud Transformation programme, we
are taking action to reduce losses and case
volumes.
Technology
The importance of IT risk management and control
remains at the centre of our activities. We
continued to progress our bank-wide programme to
address risks that could arise from obsolete
technology and a Single Point of Failure (SPOF) in
our network. We delivered further risk reduction in
2024 and closely monitored these improvements
through our risk governance framework. In parallel
we leveraged business transformation, where both
platform and application obsolescence coincide.
Margin Compression
Implied Bank Rate fell in 2024 and risks
appear to be skewed more towards downwards
movements in rates, although higher for longer
is a viable scenario should inflation remain sticky.
Regulatory pressure remains around deposit
pricing and Consumer Duty and has the potential
to increase deposit market competition. Our
Treasury team executed a Margin Compression
investment strategy in 2024, approved by our
Asset and Liability Committee (ALCO), which
mitigated our risk exposure. There is regular
engagement between Treasury, Risk and the
business to ensure key market and pricing
assumptions and the strategy remain appropriate.
Operational Resiliency
In 2024, we progressed our Operational Resilience
and Recovery Plan (ORRP) which will enable us
to meet a key regulatory deadline in March 2025.
We also prioritised scenario testing in key areas
to reduce risk and to ensure we identify and
remediate potential vulnerabilities in a timely
fashion (we remain on-track to meet the
March 2025 regulatory deadline), although
execution risk is elevated due to complexity. We
continue to actively engage with industry working
groups to ensure we are cognisant of common
vulnerabilities and third-party service providers.
Cybersecurity
In 2024, key drivers of risk included geopolitically
motivated cybersecurity attacks where ransomware
is inserted into supply-chains, posing a critical
risk, and exploitation of critical vulnerabilities. Our
remediation plans drove improvements to our
cybersecurity risk profile throughout 2024. This
strengthened our overall cybersecurity controls and
improved our resilience, within a cybersecurity
threat landscape which continues to evolve.
Data Quality
In 2024, we enhanced our Data Operating
and Ownership models, end-to-end data
management controls, and governance for
measuring and escalating data quality issues. We
have remediation plans in place as part of our Data
Management Programme  to further enhance data
quality, data privacy and protection.
Outsourcing and Third-Party
Under Operational Resilience regulations, loss
of a critical third-party (SPOF) is deemed a severe
but plausible scenario. Our ORRP programme
addresses these risks, along with the creation
of specific playbooks which are cross-checked to
business area continuity plans.
Strategic Transformation
Key areas of concern related to our plans include:
potential risk of material disruption and incidents;
insufficient funding to deliver critical business
priorities; and the risks arising from implementing
cost driven efficiencies.
We have set up a taskforce with Risk participation
to provide a review of, and challenge, project costs.
Savings initiatives undergo rigorous governance
and risk assessment processes. Operational risk
provides enhanced oversight on moderate and
higher risk projects, which require risk assessments
and mitigations to be in place.
Regulatory Capital
The level of capital we have to hold is highly
sensitive to regulatory decisions on the
implementation and interpretation of capital rules.
Further complexity arises due to dual regulation
of Santander UK by the PRA and the ECB. Basel
3.1 ‘near-final’ rules have been published which
could impact us, although they will not apply until
1 January 2027. However, our current and
projected CET1 Capital surpluses provide
significant capacity to absorb adverse capital
movements.
Climate Change
There are clear regulatory expectations on the
embedding of climate risks in our risk management
processes, strategies and remuneration targets.
In 2024, we made significant strides in integrating
climate risk management into our business. For
the first time, we ran internal models and scenarios
for Climate Internal Scenario Assessment (CISA),
which considered the broader impacts of physical
and transitional risks in addition to our internal
climate transition plan and green finance plan.
There are execution risks around these
programmes, as well as regulatory risks. To
address this, we are enhancing our data and
governance processes to support risk management
and reporting.
Payments Risk Transformation
The payments industry landscape is rapidly
evolving with new regulatory requirements, scheme
changes and adoption of new technology and
standards. Risks arise from the scale and pace of
transformation of payment systems which pose
a challenge to capacity and capability to deliver. In
2024, we continued to progress an improvement
plan to address these requirements.
Artificial Intelligence (AI) & Machine Learning
AI developments in the banking industry will test
preparedness to safely manage and respond to
its evolution given the velocity, pace and scale
of change.
We have a planned phased approach to AI
over our three-year plan period. To support this,
we are improving data quality to enable model
development, which is being progressed primarily
under our Data Management Programme.
We plan to incorporate AI into our Non-Financial
risk structure, along with adopting a specific
AI policy standard.

Annual Report 2024	Santander UK Group Holdings plc	17

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk management overview continued

Emerging Risks
We monitor these risks using our
Risk Radar and regularly provide
updates to the ERCC and BRC.
Highlighted below are our Emerging Risks in 2024
and our associated management actions.
Most Emerging Risks we face are systemic risk
issues which also impact our peers. Santander UK
may be exposed to more idiosyncratic risk in areas
impacting regulation, where we face dual regimes,
principally the PRA and FCA in the UK and the
ECB in Europe.
In 2024, our portfolio of Emerging Risks was
broadly unchanged, but we have identified and
categorised specific Emerging Risks under the
most significant drivers below.
Strategic and business related risks are addressed
under our risk types and cover the broader
challenges in the banking sector including Market
Competition. Under Emerging Risks we focus on
emerging digital business risks and opportunities
which also impact market competition.
Uncertain Regulatory Agenda
UK Regulatory Demand on Banking Sector:
adverse impacts on sector investability are likely
to continue in the medium-term given the level of
regulatory stretch relative to the EU and US.
Whilst the PRA’s proposed Basel 3.1 rules have
been received positively, total levels of capital in
the UK banking system remain materially higher
than in other jurisdictions. This coupled with
Consumer Duty, Financial Ombudsman Service
determinations on complaints, normal course
of business inspections of our operations such
as Liquidity Supervisory Review and Evaluation
Process, and retrospective action on banking
activity, is negatively impacting the UK banking
sector’s international competitiveness. Our Public
Affairs and Regulatory Policy teams have been fully
engaged with regulators and the UK Government
to prompt action to redress the balance.
Net Zero transition: given the UK Government’s
acceleration of the clean power action plan from
2035 to 2030, there are potential risks to the
economy if this is not achieved. We have included
a delayed transition scenario in our climate stress
testing that assesses potential adverse economic
impacts of carbon taxes, which could be introduced
to speed up transition, but inadvertently cause an
economic shock. We also support Banco
Santander with data for their mandatory disclosures
under CSRD, and align our qualitative and
quantitative data as much as possible, although
Santander UK is not subject to CSRD itself.
Chevron Deference: the US Supreme Court
overturned a doctrine that ambiguity in a statute
implied delegation of interpretive authority to a
relevant federal government agency. As such, long-
standing positions of regulatory agencies in the US
may be subject to change, and lead to regulatory
uncertainty which we may need to be cognisant of
in certain areas such as capital markets.
Increased uncertainty in Macroeconomic and
Geopolitical Environment
UK Political risks: the banking sector was spared
some measures to increase related taxes in the
October 2024 budget, such as the Bank Levy and
payment of interest on commercial reserves.
However, there will be increased costs to
businesses as a result of increased employer’s
National Insurance (NI) which will also flow through
to customers and the wider economy. Our Public
Affairs team regularly engages with government
officials to understand policy direction and we
consider potential financial and other impacts in our
business plans.
US Political risks (Deregulation): although the
new Republican administration’s policy agenda is
still evolving, there are directional signals:
increased energy production; lower corporation tax
rates; variable trade tariff rates on imports; and
deregulation policies.
Deregulation is likely to be a feature of the new
Republican administration and could further
increase UK banks’ uncompetitiveness should US
banks gain further regulatory advantage.
Trade Tariffs, Sanctions and Supply Chains:
increased trade tariffs and/or sanctions either on
specific nations or more broadly, given elevated
geopolitical tensions, could impede critical supply
chains in the UK, reigniting inflationary concerns
and a negative economic outlook.
In such a scenario, it is likely the MPC would have
to hold rates rather than enact cuts to mitigate
inflation. We consider the potential impacts of such
a scenario in our stress testing for Capital (ICAAP)
and in our Operational Resilience planning and
testing. Our third-party suppliers could be impacted
through retaliatory measures including cyber-
attacks, which might then impact us.
Quantitative Tightening: driven mainly by
Quantitative Easing (QE), the total stock of Bank of
England (BoE) reserves reached a peak of £978bn
in January 2022. Since then, the MPC has been
selling assets to unwind QE. The size of the BoE’s
balance sheet is determined by the amount of
reserves supplied, implying that reserves will shrink
going forwards. We are now undertaking asset
purchases and lending through short-term and
long-term repo operations as part of Liquidity
Management. As QE unwinds there could be
unintended consequences for markets and financial
stability.
Eurozone Sovereign Bank contagion: the ECB
warned of Eurozone sovereign debt risks in its
November 2024 Financial Stability Review.
Elevated debt levels and high budget deficits,
coupled with weak long-term growth potential,
increase the risk that market concerns over
sovereign debt sustainability will reignite. The
banking and corporate sectors are not immune as
rising sovereign bond yields could ultimately drive-
up both banks’ and companies’ funding costs. We
monitor sovereign credit spreads and potential for
market contagion via daily Market and Structural
risk reports and at our ALCO.
Markets, Competition & Technology
Digital Bank challengers: market competition
continues to intensify with challengers, having
achieved improved profitability and viability,
posing a significant medium-term challenge to
the business. Our investments in digital and data
capabilities are ongoing to enhance digital
offerings, including: our new mobile banking app,
which has been well received by customers, pre-
approved aggregator credit card sales, and
enhanced customer relationship management
capabilities to leverage our insights into customer
behaviour.
Digital Pound (Central Bank Digital Currency):
our initial concerns over adverse market liquidity
and funding implications were fed back to the BoE
in 2023, along with our peers. The BoE now
appears to be more receptive to the use of Central
Bank Digital Currencies in the Wholesale sphere,
which may benefit retail use cases, in which we
have an aspiration to develop. We are working with
our peers on the Regulated Liability Network
programme to develop an alternative retail offering,
and to the Digital Pound. Our Regulatory Policy
team monitors developments in this area with the
business and risk.
Digital Risks: the banking sector is accelerating
innovation and elevating business and market
competition through adopting technologies that
are shaping the present and future of financial
services. These include: AI, Quantum Computing,
Crypto & Blockchain, Open Banking/Finance, and
Cloud Computing. These innovations will likely
result in enhanced regulatory scrutiny and
disclosure requirements and a fully fledged
regulatory/supervisory framework. We are
enhancing our risk management approach to these
broader digital risks, as well as leveraging potential
business opportunities and will track progress via
our top and Emerging Risk updates.
Environmental and Social
Environmental and Social related risks are
increasing. Significant wealth disparity both
within nations and globally is driving geopolitical
fragmentation, with emerging pushback to
international regulations and globalisation, as
well as mass migration to the US and Europe.
Climate Change and Biodiversity concerns are
prominent, including more frequent extreme
weather events and related risks such as
natural resource shortages and global pandemics.
Environmental regulations are also becoming
more disruptive, although there are emerging
signs of a significant pushback to these generally.
There are potential implications for economic
stability, our customers and colleagues, which
we will carefully consider in our business and
resource planning.

Annual Report 2024	Santander UK Group Holdings plc	18

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk management overview continued

Risk types
Risk types map to,
and are significant drivers of, our
Top and Emerging risks.
Introduction
Risk types are components of our overarching risk
framework and are set out in detail in the risk
review. Each has its own defined framework and
we report on and review the risk profile formally at
the ERCC, BRC and Board. However, the risk
profile status level is proposed and recommended
by the underlying specialist risk control forums.
Many of our Top and Emerging Risk issues, which
we described in the commentary above, intersect
with our risk types and are mapped in the table
below. We also comment below on a selection of
these risk types, which were in focus in 2024:
Credit risk
Our Credit portfolios remained relatively resilient
in 2024, with better than anticipated economic
performance being the main driver. Portfolio arrears
levels remained stable in the year.
However, we remain cautious, as the full effects
of relatively higher interest rates may not yet have
flowed through to the wider economy, and growth
remains below average.
Broader macroeconomic and geopolitical
headwinds also remain, as set out in our
Emerging Risks update.
Strategic and Business risk
These risks remain challenging to manage, due
to the competitive market environment in both
mortgages and deposits. Digital banks continue
to build their customer base and expand their
product offerings. Government and regulatory
focus remains elevated. Recent judgements on
motor finance commissions remain a headwind,
given the potential wider scope of redress.
In 2024, we continued to invest in our digital
and data capabilities, as well as launching new
propositions for our customers, whilst simplifying,
automating, and reducing residual risk.
Operational risk
This continued to be an area of focus in 2024,
as we managed risks arising from a heightened
external cybersecurity environment, exacerbated
by geopolitical conflicts. We enhanced our fraud
detection and prevention controls to mitigate fraud
attacks and fraud losses, which are impacting the
banking industry. We also enhanced oversight of
IT Risk management where we are implementing
a multi-year transformation programme.
In 2024, we matured our Outsourcing and Third-
Party Risk management capabilities which remains
a key area of regulatory focus. We also managed
complex change risk delivery with capacity and
capability challenges, and enhanced our
operational resilience and related regulatory
requirements.
We have Critical Remediation Plans in place for
our Non-Financial Risks, as needed, and we track
progress via regular EWRM report updates to
ERCC, BRC and Board.
Model risks
In 2024, we managed a heavy regulatory models
agenda, including compliance with new regulatory
technical standards for banks. We expect this trend
to continue over the next two years in line with
supervisory expectations, particularly given the
recent publication of Basel 3.1 rules.

Risk Types	Top Risks	Emerging Risks
Credit & Capital	Margin Compression Climate Change Regulatory Capital	Uncertain Macroeconomic & Geopolitical environment Environmental and Social
Market & Liquidity	Margin Compression Regulatory Capital	Uncertain Macroeconomic & Geopolitical environment
Pension	Regulatory Capital	Uncertain Macroeconomic & Geopolitical environment
Strategic & Business	Margin Compression Data Management Technology Strategic Transformation Financial Crime	Markets, Competition and Technology Uncertain Macroeconomic & Geopolitical environment
Reputational	Climate Change Conduct & Regulatory	Uncertain Regulatory Agenda
Operational	Third Party Risk management Strategic Transformation Cybersecurity Data Quality Technology Resiliency Fraud Payments	Markets, Competition and Technology Environmental & Social
Model	Climate Change Margin Compression	Uncertain Macroeconomic & Geopolitical environment Uncertain Regulatory Agenda
Conduct & Regulatory	Climate Change Margin Compression Data Management Fraud risk	Uncertain Regulatory Agenda Environmental & Social
Economic crime	Financial Crime Payments Fraud	Markets, Competition and Technology

Annual Report 2024	Santander UK Group Holdings plc	19

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial overview

Building on Strong foundations

Highlights

£950m Profit after tax (2023: £1,596m)

2.14% Banking NIM (2023: 2.20%)

55% Cost-to-income ratio (2023: 48%)

3bps Cost of risk (2023: 10bps)

14.8% CET1 Capital ratio (2023: 15.2%)

4.9% UK leverage ratio (2023: 5.1%)

1.Comprises ‘Net fee and commission income’ and ‘Other operating income’.
Please refer to the Financial review section of our
Annual Report on Form 20-F for the year ended 31
December 2023 for a comparative discussion of
2023 financial results compared to 2022.
CFO’s review of the year
After a record year last year, 2024 presented a
difficult environment for both ourselves and our
customers. While we saw inflationary pressures
ease for our customers, the macroeconomic
environment remained volatile and placed pressure
on customers and business alike.
Overall, we saw lower profit before tax and Return
on Tangible Equity2 (RoTE) in 2024, both of which
were impacted by higher costs of deposits and
the provision charge we took relating to historical
motor finance commission payments. Despite
this, the performance of the business in the
second half of 2024 was particularly pleasing, with
a significant improvement from the first half of the
year, gaining momentum with clear evidence that
our strategic focus is starting to pay off. The gap
between revenues and operating expenses before
credit impairment charges, provisions and charges
positively widened by £92m in H2-24 from H1-24.
Our balance sheet, while smaller after recent
deleveraging, remains strong and reflects our
prudent approach to risk. Good asset quality and a
robust credit performance helped our profitability
in 2024 and continues to be a competitive
advantage for Santander UK in a highly
competitive environment.
In my first full year as Chief Financial Officer, I am
A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.

Summarised consolidated income statement
Summarised consolidated income statement (£m)	2024	2023
Net interest income	4,326	4,667
Non-interest income[1]	357	509
Total operating income	4,683	5,176
Operating expenses before credit impairment charges, provisions and charges	(2,577)	(2,485)
Credit impairment charges	(70)	(206)
Provisions for other liabilities and charges	(706)	(336)
Profit before tax	1,330	2,149
Tax on profit	(380)	(553)
Profit after tax	950	1,596
proud that we were able to deliver a set of financial
results that will position us well for the coming
years. Putting our customers first is always at
the forefront of what we do.
Our financial results
Profit before tax fell to £1,330m in 2024, a 38%
decrease from 2023. This decrease reflects market
wide pressures on customer deposit costs and was
impacted by the £295m charge for historical motor
finance commission payments made in the year.
Net interest income decreased 7%, largely due to
higher customer deposit costs and a reduction in
mortgage loans.
Our Banking NIM2 decreased 6bps to 2.14%,
reflecting the decrease in net interest income.
As we exited 2024, we saw our Banking NIM2 build
momentum in each quarter and expect tailwinds
into 2025.
Non-interest income was down 30%, driven by
the 2023 revaluation gain of our shares in
Euroclear which was not repeated in 2024.
Operating expenses before credit impairment
charges, provisions and charges increased by 4%,
due to further investment in efficiency and customer
experience and two years of high inflation.
This increase in operating expenses, coupled with
lower net interest income and non-interest income,
saw our cost-to-income ratio increase 7 percentage
points to 55% (2023: 48%).
Cost management discipline will remain a key
focus for management throughout 2025.

Annual Report 2024	Santander UK Group Holdings plc	20

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial overview continued

Credit impairment charges were down 66%
to £70m, given the improved economic outlook
with lower unemployment rate and higher house
prices expected. Our cost of risk remains resilient,
decreasing in the period to 3bps (Dec-23: 10bps).
Provisions for other liabilities and charges
were up £370m, driven by the £295m charge
for historical motor finance commission payments
in the third quarter of 2024, as well as higher
transformation costs.
Tax on profit decreased by 31%, reflecting the
reduction in profit in 2024.
Our loan portfolio continues to underpin
the performance of our balance sheet and
has performed well throughout the cycle.
Being a lender who is primarily focused on UK
mortgages, our mortgage portfolio accounts for
84% of customer loans and has a relatively low
stock loan-to-value ratio of 51%.
With mortgage lending margins improving and
becoming more attractive, we saw our gross
mortgage lending improve slightly to £16.1bn
in 2024 (2023: £13.1bn).
Despite this, we continued with our planned
balance sheet optimisation in 2024 driven by higher
funding costs, contributing to the reduction in total
mortgage lending of £8.0bn over the period.
Unsecured retail lending, which includes credit
cards, overdrafts and UPLs continued to make
up 3% of our portfolio, however we saw a 42%
increase in credit card openings in 2024. Consumer
Finance made up 3% of the loan book at the year-
end and is largely secured on the vehicle.
Our corporate loan customers are well diversified
across sectors, and we maintain relatively low
exposure to CRE and BTL.
The Stage 3 ratio of our loan book was 1.40%
(Dec-23: 1.49%), positively impacted by improving
economic conditions, high asset quality and the
sale of low return portfolios. While we saw a
modest increase across the year, arrears remain
relatively low compared to historical levels.
Customer deposits reduced by £10.2bn in 2024 as
we remained disciplined with pricing actions in a
highly competitive deposit market. The decrease
was mainly driven by outflows from these pricing
actions, and was targeted towards higher cost
corporate deposits. This was possible due to lower
funding requirements given a smaller mortgage
book, and as a result we saw our cost of deposits
start to fall.
As a result of similar reductions on both sides of the
balance sheet, our LDR remained relatively stable
at 109% (Dec-23: 108%).

The FCA Motor Finance review

Following the FCA’s Motor Market review
in 2019, we received a number of claims
and complaints in respect of our historical
use of discretionary commission
arrangements (DCAs) prior to rule changes
made in 2021.
In January 2024, the FCA commenced a
review of the use of DCAs between
lenders and credit brokers (the FCA
review) and in July 2024 announced that it
expected to share the outcome of its
review by May 2025.
In October 2024, the Court of Appeal
handed down a judgment in relation to
cases against other lenders involving
DCAs that was unexpected and materially
changed the expectations of the
FCA review.

What this means for us

In light of the Court of Appeal judgment,
we recognised a provision of £295m in
the third quarter of 2024, materially
impacting our 2024 financial performance.
This provision included estimates for
operational and legal costs and potential
awards, based on various scenarios using
a range of assumptions.
There remain significant uncertainties
as to the nature, extent and timing of
any remediation action required, and the
outcomes of the FCA review will provide
the market with more clarity and guidance.
Ultimately, the total financial impact
remains unknown and could be materially
higher or lower than the amount provided.

Summarised segmental balance sheet
At 31 December (£bn)	2024	2023
Customer loans by segment
Retail & Business Banking	173.8	182.3
Consumer Finance	4.8	5.2
Corporate & Commercial Banking	18.0	17.9
Corporate Centre	1.3	1.3
Customer loans	197.9	206.7
Loans to JVs, accrued interest, ECL and other	5.0	4.5
Loans and advances to customers	202.9	211.2
Cash, repos, other financial assets and other assets non-interest earning	64.2	70.9
Total assets	267.1	282.1

Customer deposits by segment
Retail & Business Banking	151.8	158.3
Corporate & Commercial Banking	22.1	24.1
Corporate Centre	9.5	11.2
Customer deposits	183.4	193.6
Deposits from JVs, accrued interest and other	2.4	1.5
Deposits by customers	185.8	195.1
Financial liabilities, repos and other liabilities non-interest earning	67.2	72.0
Total liabilities	253.0	267.1
Shareholders' equity	14.1	15.0
Total liabilities and equity	267.1	282.1

Annual Report 2024	Santander UK Group Holdings plc	21

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial overview continued

Segmental performance

Our business segments

Retail & Business Banking Retail & Business Banking provides UK mortgage lending and banking services and unsecured lending to individuals and small businesses.	Corporate & Commercial Banking Corporate & Commercial Banking provides banking products and services to SMEs, mid-sized and larger corporates.
Profit before tax: £1,226m	Profit before tax: £351m

Consumer Finance Consumer Finance provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.	Corporate Centre Corporate Centre provides treasury services for asset and liability management of our balance sheet.
Profit/(loss) before tax: (£175m)	Profit/(loss) before tax: (£72m)

We continue to manage our business through three
core operating segments plus the Corporate Centre
as outlined across. To ensure consistency and to
leverage shared investment, best practice, and
expertise, we work closely with our colleagues in
Spain and across Europe.
Retail & Business Banking continued to focus
on delivering products and services that meet our
customers needs in 2024. We launched several
new and exciting products, while focusing on
diversifying liabilities (e.g. Cahoot) and optimising
pricing and margins.
Our new Edge Credit Card saw the expansion of
our Edge offerings to customers, while our new
Green Mortgages range and our first customer
self-invested personal pension product in the UK
rounded out our new product offerings in 2024.
We continued to improve our digital capabilities,
starting with the launch of OneApp in the UK,
allowing our customers a more streamlined,
refreshed way to manage their finances, alongside
fully digitising key customer journeys. We also
provided our mortgage customers and brokers with
new digital experiences through the launch of Edge
Home and My Home Manager, as we continue our
drive to become a digital bank with a human touch.
Retail & Business Banking customer deposits were:

At 31 December (£bn)	2024	2023
Current Accounts	62.3	65.0
Savings	74.8	77.5
Business Banking	9.5	10.6
Other Retail products	5.2	5.2
Total RBB deposits	151.8	158.3

Customer loans and deposits reduced with
disciplined pricing. Profit before tax of £1,226m
(2023: £1,718m) was down, largely due to
higher customer deposit costs and a reduction
in customer balances.
Consumer Finance maintains a prime portfolio,
with 95% of lending secured on the vehicle
and relatively low levels of default. In 2024,
our Original Equipment Manufacturer (OEM)
partners were responsible for 19% of all new car
registrations in the UK, and 27% of new business
was for green assets (i.e. electric vehicles and
hybrids), with tailpipe emissions under 50g/km.
Our green asset balance for the total portfolio is
now 20%.
Lower lending was driven by a decision to focus
on value and capital generation. Loss before tax
of £175m (2023: profit before tax of £174m) was
driven by the £295m provision relating to historical
motor finance commission payments.
Corporate & Commercial Banking (CCB) delivered
a performance in line with 2024 expectations, and
furthered support for UK businesses. We saw an
increase in the number of new clients and provided
more than £26bn in corporate facilities and funding.
We continued to focus on high-value and
international business, with over 500 new
clients onboarded in 2024. Over 1,000 new
users are now on our Santander Navigator
platform and we entered a five year deal with
Dentsu to collaborate on the expansion of the
platform. We also signed a three year partnership
with the Department for Business & Trade to help
UK businesses of all sizes realise the opportunities
presented by global trade.
We ran a refreshed marketing campaign,
focusing on connections and our ability to introduce
businesses to the connections they need to grow
in the UK and internationally.
Profit before tax of £351m (2023: £570m) was
down, largely due to pressures on income from
higher deposit costs and inflationary pressures on
operating expenses.
Corporate Centre loss before tax was down to £72m
in 2024, a positive movement of £241m from 2023,
mainly due to transformation expenses in 2023
which were not repeated in 2024.
Strong liquidity, funding and capital position
We remain strongly capitalised, maintaining buffers
to regulatory requirements.
The CET1 capital ratio decreased to 14.8%
(Dec-23: 15.2%), driven by lower profits and
£1.3bn in dividends paid in the year (2023: £1.5bn),
including £0.8bn in special dividends, slightly offset
by a reduction in RWA exposure. RWAs decreased
to £66.6bn (Dec-23: £69.1bn), as a result of
lower mortgage lending and active balance
sheet management.
The UK leverage ratio remained broadly stable at
4.9% (Dec-23: 5.1%), and our leverage exposure
decreased to £242.4bn (Dec-23: £247.2bn), again
the result of active balance sheet management.
Strong LCR of 156% (Dec-23: 162%), reduced
following TFSME repayments.
Our diversified funding programme across a range
of currencies and classes continued in 2024. We
issued £8.4bn in Sterling equivalent medium-term
funding, including Covered Bond, Senior
Unsecured and RMBS issuances.
We repaid £6.0bn of TFSME in 2024, with an
outstanding balance of £11.0bn at the year-end.
A further £7.1bn is due for repayment in 2025, with
£2.5bn due in 2027 and the remaining £1.4bn due
in 2031.
The structural hedge position for the Santander UK
plc group increased to £110bn (Dec-23: £106bn),
as we position ourselves well for Bank Rate
reductions. Our enhanced structural hedge position
has lowered our net interest income sensitivity to
interest rate changes.
Looking ahead
As we start to see more attractive lending
margins in the market, we anticipate a gradual
return to net lending growth in 2025 after a period
of deleveraging.
Our prudent approach to risk and pricing actions
is expected to continue to provide tailwinds for
net interest income and Banking NIM, following
the improvement we saw in the second half
of 2024.
Following the recent period of ECL write-backs,
we expect to see our cost of risk to trend up
towards pre-pandemic levels in 2025.
We will again be focused on cost management in
2025, as we look to drive profitability and capital
generation, while continuing to invest in our core
banking franchise. As we transform the bank
through the simplification and automation of our
business, we expect investment in these areas to
drive cost efficiencies in 2025.
With performance heading in the right direction,
I expect to see the momentum of the second half
of 2024 help us deliver on our 2025 objectives.
Angel Santodomingo
CFO, 7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	22

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability highlights

Sustainability overview
I ha

Sustainability Overview

We are working with our stakeholders to support a secure and inclusive transition to a more sustainable society. Our Sustainability strategy sets out how Santander UK will tackle the challenges identified by the 2024 double materiality assessment (DMA).
It is also aligned with Banco Santander's Sustainability strategy.

Our DMA identifies our priority sustainability topics and was completed as part of a wider exercise with Banco Santander in 2024.
This was introduced to meet Banco Santander’s EU CSRD
requirements. Banco Santander led the new double materiality assessment (DMA) process across all Santander entities. As
part of this approach, Santander UK identified impacts, risks, and opportunities linked to the sustainability topics identified as most material to our business. Currently, Santander UK is fully aligned with
Banco Santander on material topics.

In the Sustainability section of this report, we cover the priority topics identified by our DMA within the environment, social and governance pillars of our Sustainability strategy. It demonstrates how we meet stakeholders’ expectations and support inclusive and sustainable growth. We also include mandatory disclosures, including the
Taskforce on Climate-related Financial Disclosures (TCFD) and
Streamlined Energy and Carbon Reporting (SECR).

Environment

Aim: Support our customers and address key climate issues, risks and opportunities.

Strategic pillars: –Supporting our customers in the green transition –Embedding climate in risk management –Aiming to align our activity with the UN Paris Agreement

Material topics:[1] Climate change –Climate change mitigation –Energy

2024 progress:
In 2024, we expanded our financed emissions disclosures to
include commercial real estate. We also trialled six retail banking test and learn initiatives to the market. These are designed to support our customers to improve the efficiency of their homes. We also
developed research on sustainability in relation to buildings, skills and SMEs, to better understand the challenge that society faces of transitioning to a low-carbon economy. We are also working with strategic partners on initiatives aligned to our priorities.

2025 ambitions:
In 2025, we aim to further improve asset level data quality to inform our financed emissions assessments. We will also continue to embed our transition planning, stress testing, and financial planning within the business. The insights gained will continue to inform our business decisions and client engagement.

Alignment to UN SDGs:

1.Aligned to Banco Santander’s double materiality assessment which is in line with the EU Corporate Sustainability Reporting Directive (CSRD) and European Sustainability Reporting Standards (ESRS).

Annual Report 2024	Santander UK Group Holdings plc	23

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability highlights continued

Social

Aim: Support productive inclusive growth across our key stakeholder groups: our customers, our communities, and our people.

Strategic pillars: –Our Customers: Making their better happen –Our Communities: Better communities –Our People: Unleash our people’s potential.

Material topics:[1]
Customers
–Information-related impact for consumers
–Social inclusion
.
Affected communities
–Communities’ economic, social, and cultural rights
Our people
–Working conditions
–Equal treatment and opportunities for all
–Other work-related rights.

2024 progress:
We developed a new Social strategy to align with Banco Santander.
We considered material topics such as UK societal challenges, and our ambition to support inclusive growth, emerging regulation on topics such as inclusion and help people gain the skills they need to thrive.[2]

2025 ambitions:
We will start to execute our new Social strategy. For our customers, this means continuing to support financial health and inclusion. For our communities, initiatives will focus on education, employability, and entrepreneurship. For our people, we will use our skills and talent development programmes to enable people to contribute to a high-
performing culture. Social mobility and leadership accountability will be at the centre of our inclusive culture work.

Alignment to UN SDGs:

Governance

Aim: Clear and robust governance with well-defined accountability which promotes the success of Santander UK, its customers, and other stakeholders.

Strategic pillars: –Stakeholder engagement –Effective Board of Directors –Responsible practices and stakeholders’ interests.

Material topics:[1] Business conduct –Corporate culture –Protection of whistleblowers –Corruption and bribery –Management of relationships with suppliers, including payment practices.

2024 progress:
In July 2024, we approved our first Governance strategy. A key activity in 2024 was to simplify our governance processes, which allows us to make decisions in an efficient yet effective way. This is vital to the success of our business and we will continue to deliver simplification in decision making.

2025 ambitions:
We have identified key actions for the next three years to deliver our strategic goals. This includes delivering value for Banco Santander and leveraging their knowledge, ideas, capital, resources, and technology.
We will also simplify our decision making and legal entity structure, and further embed ESG criteria into future decision making.

Alignment to UN SDGs:

1.Aligned to Banco Santander’s double materiality assessment which is in line with the EU CSRD and ESRS.
2.In line with the FCA’s consultation: ‘CP23/20: Diversity and inclusion in the financial sector – working together to drive change’.

Annual Report 2024	Santander UK Group Holdings plc	24

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability highlights continued

Medium-term scorecard
In 2021, we established our Sustainability medium-term scorecard with ambitions for 2025 or 2030. The ambitions were developed to strengthen our contribution to Banco Santander’s public ambitions and help us meet our own sustainability priorities. This year we reviewed our public ambitions in line with our Sustainability strategy considering we have already achieved some of our 2025 medium-term goals. New ambitions beyond 2025 are in development and will align with Banco Santander. Performance to 31 December 2024 is shown below. In accordance with Listing Rule 9.8.6(9), the statistics on this page outline metrics for Board members and executive management at 31 December 2024. Santander UK’s workforce is in the UK and these goals are focused in the UK, and in compliance with relevant UK law. These goals support business performance and all employment decisions are based on merit.

>3.1 million children and young people given access to financial education resources[1]	>3.7 million people financially empowered[2]
Financial empowerment	Financial empowerment
Ambition of 2.2 million by 2025 was achieved in 2023 (>3.1 million). No further monitoring took place in 2024 and comparisons are not provided.	Ambition of 3.1 million by 2025 was achieved in 2023 (>3.7 million). No further monitoring took place in 2024 and comparisons are not provided.

£17.2bn of green finance raised and facilitated[3]	152,000 customers supported to become greener with products and services[3]
Supporting our customers in the green transition	Supporting our customers in the green transition
Ambition of £20bn by 2025. 2024 performance was in line with expectations and we expect the ambition to be met by the end of 2025.	Ambition of 180,000 customers supported by 2025. 2024 performance was in line with expectations and we expect the ambition to be met by the end of 2025.

34.1% senior female employees	31% of women on the Board
Inclusive culture	Inclusive culture
At 31 December 2024, 34.1% of senior roles are female with representation increased over the year. To align with Banco Santander, we expect to progress gradually and sustainably to c.40% by 2030. Signatory of the UK Government HM Treasury Women in
Finance Charter which asks financial services firms to commit to implement four key industry actions including setting internal targets for gender diversity in our senior management.

Due to several planned changes performance has decreased compared to 2023. At 31
December 2024, 31% of the Board were female.[4] Our current ambition is to achieve a gender balance of at least 40% male and female with at least one senior Board position
(Chair, CEO, CFO or SID) to be female. This is aligned to FCA rules set out in PS22/3:
Diversity and inclusion on company boards and executive management which requires disclosures to targets and progress.

14.7% senior Asian, Black, and other Minority Ethnic employees	29% of senior employees from a lower socio-economic background
Inclusive culture	Social mobility
At 31 December 2024, 14.7% of senior roles were Asian, Black, and other Minority
Ethnic. Our ambition was achieved 1 year in advance (14% by 2025). We reviewed our ambition and changed this to 16% by 2026. This is aligned to FCA consultation paper
CP23/20.
We continue to encourage our senior leaders to disclose their socio-economic background and continue to integrate social mobility into our ESG agenda with an ambition of 35% by 2030.

1.Cumulative since 2019.
2.People financially empowered: Number of people that are unbanked, financially underserved, in financial distress, with difficulty to access credit, or with financial knowledge constraints who through our products and services and social investment initiatives are able to get access to the financial system, receive tailored finance, and increase their financial knowledge.
3.Banco Santander uses an internal system to define what investments can be considered green or social financing. We apply this to our lending and identify the following as green finance: Renewable energy and other green energy financing; mortgages on properties with A or B rated EPC; and financing for electric hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below 50g CO2/km. Cumulative since
2021.
4.For more, see the Corporate Governance section.

Annual Report 2024	Santander UK Group Holdings plc	25

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Stakeholder voice

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
Balancing the interests of these stakeholder
groups alongside the interests of Santander UK is
key to ensuring that we operate as a sustainable,
responsible and profitable business, and we
therefore seek to ensure that this is embedded in
our strategy and culture.
To support the Boards and their Committees in
their considerations, our Board paper template and
training includes a specific focus on the directors'
duties arising from s172 and how management's
preparation of their papers plays a key role in
ensuring that the Directors can discharge their
responsibilities in a fully informed manner.
In 2024, the Boards continued to spend time,
inside and outside of formal meetings, engaging
with stakeholders and discussing their interests,
including visiting branches, contact centres
and offices around the UK to better understand
the needs of our customers, employees and
communities. You can read more about Directors’
engagement with employees in 2024 on the
following page.
Each Director meets with our principal regulators,
the PRA and FCA, on a periodic basis to
understand their views, and these regulators also
attend our Board meetings from time to time. The
Board meets regularly with members of
management and the directors of Banco Santander
SA, the Company’s shareholder, and, as usual, the
Board held its February 2024 Board cycle in Madrid
in order to strengthen relations and understand
Banco Santander’s views more clearly.
READ MORE ON PAGE 62 IN OUR BOARD
RESPONSIBLE BANKING COMMITTEE CHAIR’S
REPORT

Annual Report 2024	Santander UK Group Holdings plc	26

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Stakeholder voice continued

Climate transition

Background
In 2023, when the Board approved Santander UK’s initial internal
Transition Plan, we encouraged management to focus their
efforts on practical initiatives where Santander UK could have a real impact on the environment and help our customers meet their net zero ambitions.

How the Board approached it
As a result of our request, management created and delivered a series of test and learn initiatives aimed at supporting our customers to become greener. To ensure that management were fully invested in their success, the delivery of these initiatives formed part of the
ESG metrics set in the 2024 variable pay scorecard. The Committee received updates on progress against these initiatives during the year to provide guidance and oversight.

Outcome
At the end of 2024, management had delivered six test and learn initiatives, partnering with third parties, which provided Santander UK with critical insights and aided our learning, enabling us to adjust and develop the initiatives to our customers’ needs. The Board
encouraged management to continue to drive these and to identify further opportunities to support our customers in the green transition.

Stakeholders considered

READ MORE IN OUR CLIMATE-RELATED FINANCIAL DISCLOSURES ON PAGE 31

Employee voice in the boardroom

Background
The Santander UK plc Board has appointed a designated director for employee engagement, Lisa Fretwell, who drives the Board’s employee engagement programme and reports quarterly to the
Board Responsible Banking Committee on Directors’ findings.

How the Board approached it
In 2024, the Board again had a full programme of employee
engagement opportunities including listening sessions where
employees were encouraged to speak openly about their views
of Santander UK, their experiences working here and supporting our customers. In addition, each of our employee Networks has a
Non-Executive Director sponsor who attends events and champions their cause.

Outcome
As well as reporting to RBC at each of its quarterly meetings on the key messages from Non-Executive Directors’ listening sessions,
Lisa also passed on these findings to management. This is another helpful way of receiving both positive and constructive feedback from employees which allows for actions to be taken where
necessary. For example, following a Non-Executive Director branch visit, management took a number of actions designed to improve customers’ access to cash machines as well as support and security for branch employees across the network. In another instance, management took actions to improve the process for the final stages of our graduate recruitment programme.

Stakeholders considered

READ MORE IN OUR PEOPLE SECTION ON PAGE 40

Key stakeholder groups:
Customers	Investors	Employees	Communities	Climate	Regulators

Annual Report 2024	Santander UK Group Holdings plc	27

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Non-financial information disclaimer
This Annual Report contains, in addition to financial information, non- financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. The NFI can be found throughout the report but mostly in the Sustainability Section. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. The methodologies used to prepare our NFI metrics can be found in our 2024 ESG Supplement. NFI is based on various materiality thresholds, estimates, assumptions, judgements, and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.

Annual Report 2024	Santander UK Group Holdings plc	28

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability

In this section
Sustainability overview	29
Environment	30
Climate-related financial disclosures	31
Social	39
Governance	41

Annual Report 2024	Santander UK Group Holdings plc	29

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability

Sustainability overview
Financial institutions play a key role in addressing
sector-specific issues such as financial inclusion
and financial crime. They also have a role to play in
tackling broader societal challenges such as
climate change and social mobility.

Environment

Supporting our customers and addressing key issues, risks
and opportunities.
–Supporting our customers in the green transition
–Embedding climate in risk management
–Aiming to align our activity with the UN Paris Agreement.

Governance

Clear and robust governance with well-defined accountability which promotes the success of Santander UK, its customers,
and other stakeholders.
–Shareholder engagement
–Effective Board of Directors
–Responsible practices and stakeholders’ interests.

Our Sustainability strategy sets out our approach to tackling the key sustainability challenges identified in our double materiality assessment, led by Banco Santander. We continue working towards our ambition of net zero by 2050 by driving inclusive and sustainable growth. Our Sustainability strategy embeds environmental, social, and governance (ESG) aspects into our business and culture and aligns to the global framework of Banco Santander.
More information on each of these pillars is shown below. We disclose progress on our Sustainability strategy across our key reports each year, as outlined in this section of the report.

Social

Supporting productive inclusive growth across our key stakeholder groups: our customers, our communities and our people.
–Our Customers: Making their better happen
–Our Communities: Better communities
–Our People: Unleash our people’s potential.

Annual Report 2024	Santander UK Group Holdings plc	30

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Environment

Highlights

£3.9bn Green finance raised and facilitated in 2024

47,000 Customers provided with products and services in 2024 that support our transition to net zero

£17.2bn Green finance raised and facilitated since 2021 against an ambition of £20bn by 2025

We are supporting our
customers in the transition to
a low-carbon economy, as we
continue working towards our
ambition of net zero by 2050.
Tackling climate change is a key strategic priority
for Banco Santander. To underpin this ambition,
Banco Santander is a founding member of the
Net Zero Banking Alliance (NZBA).
In the UK, we are fully aligned to Banco
Santander's net zero ambition and understand
our role in supporting this. Our Climate strategy
consists of three pillars:
–Supporting our customers in the green
transition;
–Embedding climate in risk management;
–Aiming to align our activity with the
UN Paris Agreement.
Delivering our Climate strategy is integral to our
broader business priorities. In 2023, we developed
a first iteration of our internal climate transition
plan. The plan is aligned to the HM Treasury
Transition Plan Taskforce guidelines and defines
how we will implement our strategy.
The internal climate transition plan includes an
assessment of the actions needed to align our
portfolios with the UN Paris Agreement.
We categorised these actions into three groups:
–Actions wholly within our control
–Actions we can influence
–Actions we are reliant on and will need
to monitor.
Our focus in 2024 was on the actions wholly within
our control. Our Green Finance Team trialled six
retail banking test and learn initiatives. These are
a mix of financial incentives and partnerships that
will help us understand how we can best support
our customers in the transition.
The actions we can influence are heavily
dependent on future government policy. To better
understand the barriers to action, we have
undertaken three influential pieces of customer
research:
–Tomorrow’s Homes explores the barriers to
improving the energy efficiency of existing UK
housing stock
–Tomorrow’s Skills looks at the global economic
shifts that will alter the way we work and the
impact this may have on the skills needed in the
UK workforce
–SME research examining attitudes to net zero
among SME clients.
Our research findings have helped shape our
policy and advocacy efforts with the UK
Government to better support our customers.

Santander UK’s Climate Strategy
Working towards our ambition of achieving net zero emissions by 2050
Supporting our customers in the green transition	Embedding climate in risk management	Aiming to align our activity with the UN Paris Agreement

Help our customers transition to a low-carbon economy	Integrate climate-related risks and adhere to regulatory and supervisory expectations	Align key lending portfolios and reduce our own environmental footprint
Green finance products and propositions	Embedding climate as a transversal risk	Interim goals and addressing our dependencies
Key Enablers
Strategic partnerships	Data and disclosures	Stakeholder research and engagement	Policy advocacy	Green skills

Annual Report 2024	Santander UK Group Holdings plc	31

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Climate-related financial disclosures
Introduction
We believe that the banking sector, together with others such as the government, have a major role to play in addressing climate change and this role is constantly evolving. So, we continually seek to improve the way we measure, manage, and report on climate change. The table below outlines how we align to the Task
Force on Climate-related Financial Disclosures (TCFD) recommendations including the Companies Act 414CB. In this section, we share our activities for
2024 relating to the TCFD recommendations, along with ongoing and future activity. We believe our disclosures are materially consistent with the TCFD
Recommendations and Recommended Disclosures (as defined in the FCA’s Listing Rules) with detailed information provided in the ESG Supplement, which does not form part of this Annual Report. We have adopted this approach to present the detailed and technical content in the clearest position for users of these reports.

TCFD pillar and disclosure requirements	page	CA 414CB
Governance
a) Board’s oversight of climate-related risks and opportunities
The Board Responsible Banking Committee (RBC) continues to provide Board-level oversight and approval of climate performance and in the past 12 months met eight times. Key sustainability topics discussed included: ESG disclosures, changes to our Environmental, Social, and Climate
Change Prohibitions and Special Attention Risk Management policy, internal climate transition plan, and ESG remuneration scorecards. The Board Risk Committee (BRC) is responsible for recognising environmental and social risks. Together with the RBC it assesses Santander UK’s exposure to climate-
related risks and other sustainability issues, as appropriate. The Board Risk Committee met eight times and discussed sustainability-related matters on three occasions.The Board Audit Committee maintains oversight of sustainability-related controls and disclosures.
Ongoing activities: The Board will continue overseeing our Climate strategy, internal climate transition plan, and management of related climate risks and opportunities. This includes a focus on strengthening our ESG data controls and further embedding transition planning within financial planning.
	ESG Supplement: 40-50	(a)

b) Management’s role in assessing and managing climate-related risks and opportunities
Our Senior Management Committee (SMC) provides comprehensive executive oversight, steering, and review of ESG strategy and performance supported by the ESG Leadership Forum, which reports upwards to SMC and Board. In 2024, management engaged on several climate-related topics and created two new forums to enhance accountability for green finance and transition planning:
–Green Finance Taskforce: responsible for overseeing delivery of our green finance propositions
–Climate Transition Plan Governance Meeting: responsible for overseeing the development, embedding and execution of our internal climate transition plan.
We reviewed our current sustainability governance approach. This covered policies, processes, roles, and responsibilities. A further assessment will be carried out in 2025 to develop our longer-term strategy.
ESG Supplement: 40-50
Strategy
a) Climate-related risks and opportunities the organisation has identified over the short, medium, and long term
Climate is considered a transversal risk within our risk framework, which helps identify and prioritise climate-related risks and opportunities for our organisation. The evolution of our internal climate transition plan continues to provide insight into climate-related opportunities. We published our
Tomorrow's Homes, Tomorrow's Skills, and SME research reports which provide insight into the risks and opportunities of a just transition and the role we can play to support this.
We also continued to support the energy transition by lending £382m of green finance in 2024 to a range of qualifying renewable energy and infrastructure projects. This included supporting the construction and operation of over 600MW of battery energy storage assets (BESS).
	33	(d), (e), (f)

b) Impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning
In 2024, we took several actions to address the impact of climate-related risks and opportunities:
–Appointed a UK Head of Green Finance accountable for delivering our green finance ambition
–Trialled six new test and learn initiatives designed to gain insight into how we can support our customers to improve their homes or reward customers living in the most energy efficient homes.
These include discounted lending rates, cashback offers to reduce the cost of taking action, and a series of new partnerships. These partnerships look to plug customer knowledge gaps, and connect them with trusted suppliers.
We also made significant progress in enhancing our climate risk appetite statement by:
–Embedding adherence to the Banco Santander Environmental, Social, and Climate Change
Prohibitions and Special Attention Risk Management policy
–Articulating that we have no appetite for greenwashing
–Defining metrics to track delivery of the UK contribution towards our Banco Santander Consumer
Finance ambition.
23

c) Resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario
Our scenario analysis exercises assess the resilience of our strategy against the impacts of climate change in two different scenarios (including a less than 2.0°C scenario). Our 2024 analysis indicates that while climate-related risks can potentially intensify other risk factors, we remain resilient within the context of the scenarios examined.
34 ESG Supplement: 13

Annual Report 2024	Santander UK Group Holdings plc	32

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

TCFD pillar and disclosure requirements		page	CA 414CB
Risk Management
a) Organisation’s processes for identifying and assessing climate- related risks
We continue to embed climate within our existing risk management framework to identify and assess climate-related risks. This year we deployed a new in-house Climate Internal Scenario
Analysis (CISA) programme. This assessed transition and physical risks, using a range of factors, including assumptions on both current and emerging climate requirements to deliver granular insights.
This enabled us to confirm our previous conclusions that climate risk is not yet a material threat to our business strategy. In CCB, we enhanced the focus of our client-level climate questionnaires, CEROM
(Client Environmental Risks and Opportunities Model). This helps us identify ways to support our customers in their transition to a low-carbon economy. We also updated our Environmental, Social, and
Climate Change Prohibition and Special Attention Risk Management policy. This works toward delivering our ambition to reduce lending to fossil fuel intensive industry and to identify customers that require assistance to transition away from non-sustainable practices. Additionally this year, we also enhanced our quarterly climate risk MI dashboard, which is reported in the ESG Leadership Forum.
		ESG Supplement: 21-26	(b), (c)
b) Organisation’s processes for managing climate- related risks
In 2024, we undertook several key initiatives to effectively manage climate-related risks:
–Enhanced our greenwashing controls through staff training programmes and improved governance.
This includes oversight of ESG product labelling, and implementing policies and procedures.
–Developed and implemented a reporting suite to review sector-based trends and areas of concern.
–Utilised CISA to explore more severe tail risk events and sensitivities, enhancing our scenario analysis.
Ongoing activities: In 2025, we will leverage our new CISA capabilities and work to integrate the insights gained with data from CEROM into our credit decision-making process.
ESG Supplement: 21-26
c) How processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management
In 2024, we made substantial progress in embedding climate risk management into our business operations. Using the outputs from CISA, CEROM, and our internal climate transition plan, we have enhanced our decision-making processes. We aim to continuously review and refine our approach to climate change risk appetite, incorporating the outputs from CISA to establish a well-informed risk appetite across the business.
Furthermore, we have revised our Environmental Operations Policy Standard. This sets the requirements for managing climate-related risks and impacts within our own operations and supply chain.
Ongoing activities: With our new CISA capability, we are integrating insights from the CEROM to assess whether climate and broader ESG-related risks require consideration into our decision making process. Additionally, we will use CEROM and CISA to support our internal climate transition planning and Green Finance strategy to identify opportunities where we can support customers in their transition.
ESG Supplement: 21-26

Metrics and Targets
a) Metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process
In 2024, we implemented an internal climate transition plan dashboard to track progress against our net zero ambition. This dashboard monitors the internal and the external levers identified as critical to achieving this goal. This covers Scope 1 and 2 emissions and financed emissions for our Mortgages,
Commercial Real Estate (CRE) and Consumer Finance portfolios. The dashboard is reported quarterly to our Climate Transition Plan Governance Meeting and the ESG Leadership Forum. The dashboard is used to inform a wide range of actions, including green finance initiatives, our public policy engagement, and areas of customer research. Additionally, our annual Variable Pay Scorecard provides a weighting related to ESG performance, with ambitions linked to execution of our Climate strategy. Our emissions footprint reporting has focused on the areas where we have the greatest impact. We aim to continue to expand our coverage in alignment with GHG Scope 3 categories while improving our data gathering and reporting processes
		35-38	(g), (h)
b) Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and related risks
This year, we have continued to enhance our disclosures by including emissions from our Scope 3
CRE lending. This portfolio accounts for the majority of our CCB lending and is a material addition to our reporting. We also made progress in assessing Scope 3 emissions from purchased goods and services, capital goods, and upstream transportation and distribution. In 2024, we developed our in-house calculation abilities in relation to supply chain emissions, which was reviewed against industry best practice by Deloitte. Based on their recommendations, we created a plan to include these categories in future disclosures. Ongoing activities: In 2025, we will improve how we assess our existing financed emissions portfolio by enhancing data quality and implementing a process for increasing reporting frequency.
35-38
c) Targets used by the organisation to manage climate-related risks and opportunities and performance targets	We are aligned to Banco Santander's approach to progressively set specific actions to align our portfolios with the UN Paris Agreement, focusing on managing and activating key levers. Our internal analysis of all emissions categories also includes assessments against multiple net zero pathways. In the UK, we have a £20bn green finance lending by 2025 goal, supporting the global ambition of €220bn by 2030. While we continue to monitor a range of climate related risks, we do not have specific targets or key performance indicators for those that we do not currently deem material to our strategy.	35

Annual Report 2024	Santander UK Group Holdings plc	33

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Strategy: Climate risks and opportunities
We focus on managing climate risks and opportunities, assessing impacts on portfolios, and our wider business strategy. While we continue to monitor a range of climate related risks, we do not have specific targets or key performance indicators for those that we do not currently deem material to our strategy.

Risks	Term[1]	Risk Rating[2]	Impact	Mitigation
Physical
More frequent and severe climate events	All	Low	May cause damage, business disruption, affecting insurability and asset values of mortgage and CRE.	We monitor flood risk for all our real estate assets and include physical climate risks in our scenario analysis.
	MT, LT	Low	Physical damage to Santander UK assets such as offices and branches.	We conduct a climate change risk assessment of our estate every five years, with currently low exposure.
Transitional
A delayed and disorganised transition	All	Medium	Stringent government measures causing inflation and financial instability and the wider economic impact may affect our clients credit risk profiles.	Inclusion of a delayed transition within our scenario analysis, for which we have forecast the impacts to be immaterial.
New EPC laws strand low-efficiency properties	LT	Medium	Low energy efficiency mortgages and commercial real estate may become stranded.	We monitor the EPC rating of all our real estate assets.
Lack of access to timely and quality data	All	Low	Impacts our ability to monitor and measure our emissions preventing us from accurately assessing the risks and opportunities arising from the transition.
We are continuously enhancing data quality in financed
emissions reporting. Additionally, we plan to integrate
more granular data into our scenario analysis to improve
outputs and understanding of climate risks.

Partners give unsuitable retrofitting advice or poorly performed retrofits	MT, LT	Low	Potential for conduct-related risks, leading to regulatory or legal penalties and damage to the bank's reputation.	We thoroughly vet all our test and learn partners to provide high-quality services.
Rapid EV technological developments increase residual value risk	MT, LT	Low	Older electric vehicles depreciate more rapidly than anticipated, which can affect the profitability of the auto lending portfolio.	Residual value forecasts are embedded within predictive market-driven data received from our independent valuation analytics company prior to all sales being made.
Rapidly evolving regulatory landscape for net zero	MT, LT	Low	Non-compliance with these regulations could lead to reputational risks, potentially damaging the bank's image and trust with stakeholders.	Both Lines 1 and 2 implement a dedicated horizon scanning approach to identify and manage new climate- related requirements with relevant business parts.
Falling behind the UK's progress towards net zero	MT, LT	Low	Could lead to reputational risks, potentially damaging the bank's credibility.	We have developed our internal transition plan and aim to align the activity with the UN Paris Agreement.

Opportunity	Term[1]	Benefit	Action
Homes
Grow our green mortgage lending book	ST	Increasing energy efficiency regulations will drive our retail customers to retrofit, potentially requiring additional financing.	Developing tailor products to support customers in meeting regulations using insights gained from our Tomorrow’s Homes report.
Growing retrofit market	LT	The need to retrofit the UK’s housing stock presents an opportunity to offer customers tailored retrofitting products.
Consumer Finance
Develop new relationships with manufacturers aligned to net zero	All	The transition to electric vehicles has provided the opportunity for new manufacturers to enter the UK market, with whom we can grow our partnerships.	We have already developed relationships with new entrants BYD and Polestar.
Corporate and Commercial Banking
Support our clients in their transition	All	Increasing regulation on transitioning the UK economy to Net Zero will drive our corporate and commercial clients to transition which may require additional financing.
Engage clients in proactive conversations to understand
ESG impacts and offer support. In the short term we will
conduct research to understand CCB clients' challenges
and develop pilot products to aid them.

Provide financing for green economy	ST, MT	The UK Government’s Clean Power 2030 Action Plan offers opportunities to increase our renewable energy infrastructure and battery storage financing.	We continue to finance renewable energy projects, lending £382 million of green finance in 2024 to renewable energy and infrastructure projects.
Growing retrofit market	LT	Increasing regulation on improving energy efficiency will drive our Commerical Real Estate customers to transition which may require additional financing.	In the short term we will conduct further research to better understand the challenges faced by our CRE clients and how we can best support them.
Own Operations
Reduce emissions from our own properties	ST, MT	This offers a great opportunity to set an example and minimise our footprint.	We have set ourselves an ambition to achieve net zero in our own operations by 2030.
1.Short term (2025–2027): Aligned with our financial planning horizon. Medium term (2028 – 2030): Aligned with industry and policy 2030 milestones. Long term (2031–2050): Aligned with our
Net Zero Ambition.
2.Business impact (low, medium, high): the scale of potential loss in terms of profitability/revenues, diminishing value of collateral/assets, or occurrence of increased potential costs that Santander UK could face for climate-related risks.

Annual Report 2024	Santander UK Group Holdings plc	34

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Risk management: Climate stress testing
and scenario analysis
Scenario analysis helps us recognise our exposure
to climate-related financial risks. It also allows us to
explore the actions required to manage
these risks.
In 2024, we developed the capability to run
internal models and scenarios within our CISA.
Our scenarios meet regulatory expectations while
also offering multiple use cases for the business.
CISA provides a long-horizon, dynamic balance
sheet assessment of transitional and physical
risks.
The modelling approach for CISA uses Santander
UK’s existing stress test methodologies and
infrastructure. It now also applies assumptions on
how climate change may affect the probability of
default and collateral values, including:
–Simulation of new business by EPC Rating
–Regional House Price Index (HPI) to project
collateral values
–Collateral and Probability of Default (PD)
adjustments based on the likelihood of climate
risks, costs, and insurability
–Sectoral Gross Value Added (GVA) pathways.
Impacts are split between physical risks specifically
flood, subsidence, and coastal erosion, and
transitional risks such as changing government
policy and reduced affordability through rising
energy costs.
In CISA 2023, we performed a desktop physical
risk assessment .To build upon this assessment,
we chose a delayed transition scenario for CISA
2024, to be run alongside a climate baseline
scenario. This enabled us to identify any risks
and opportunities that could arise on our balance
sheet from transition risk. The table below shows
the scenarios we explored.
Delayed transition scenario
A delayed transition scenario could lead to an
increase in losses of 20% over 30-years against
the baseline scenario. In 2024, the largest losses
were concentrated in our Retail mortgages book
and our CCB portfolio.
Retail mortgage losses were driven by a reduction
in customer affordability through the economic
impact of the transition. Additional stress arises
from mandated minimum EPC policy.
Corporate and Commercial losses were attributed
to the impact of policy changes on macroeconomic
factors. However, this was mitigated by our
portfolio having no sector concentration and low
exposure in carbon intensive sectors.
Compared to our five-year delayed transition
shock scenario in 2022, peak losses were higher,
primarily due to energy price stress.
Sensitivity scenario – physical event
To better understand tail risks, we ran a sensitivity
scenario. This focused on compounding a real
estate price shock, with a material flood event
due to the failure of the Thames Barrier. This
event would be material because Greater London
accounts for around 25% of our retail mortgages.
Under this sensitivity scenario, we projected a 5%
increase in losses.
The results of our scenario analysis show that we
are not materially exposed to expected physical
climate risks within the 30-year period assessed.
The risk is mitigated due to low average loan-to-
value ratio across our Mortgage and CCB
portfolios and the FloodRe insurance scheme.
Looking ahead we will continue enhancing
our modelling capabilities. This includes using
more granular data to upgrade the model
outputs and improving our understanding of
climate-related risks. We will continue monitoring
the industry’s best practices and incorporate them
in our approach.
We will also use our new climate modelling
capability to explore more severe tail risk events
and sensitivities. This will include second-order
supply chain impacts.
For information on Santander UK’s process for
embedding climate in risk management, please
see the ESG supplement.
2024 transition risk assessment scenarios

CISA scenario	Baseline	Delayed Transition	Sensitivity
Scenario Characteristics	Reflects current landscape and government policies. It is used to provide a basis for other scenarios to compare to. The baseline scenario is aligned to our internal climate transition plan.	Policy is late and disorderly. Stringent government policies implemented in 2030 causing inflationary and financial instability. Sectoral business disruption and consumer affordability are stressed.	Residential and commercial real estate downward price shock (based on 2008) sensitivity combined with Thames Barrier flood event, on the baseline scenario.
Time Horizon	30 years	30 years	30 years
Mean Global Warming by 2050	1.9[o]C	1.6[o]C	1.9[o]C
Nature of Physical Risks	Medium	Low with acceleration over time	Medium
Nature of Transition	Partial	Disruptive	Partial
Transition Start Date	2023 Q4	2030 Q1	2023 Q4

Annual Report 2024	Santander UK Group Holdings plc	35

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Metrics and targets
In 2024, we continued to monitor progress against our climate ambitions. In this section, we illustrate key metrics and ambitions used to monitor this progress against the three pillars of our Climate strategy. We will continue to refine our climate-related metrics and associated goals in 2025, focusing on impact and actions that we can influence.

Santander UK medium-term climate change ambitions and 2024 performance
Climate strategy pillar: Supporting our customers in the green transition
	Metric	Performance		2025 ambition	Climate-related risk or opportunity	Progress in 2024	Looking ahead
		2024	Cumulative since 2021
1	Volume of green finance raised and facilitated.[1]	£3.9bn	£17.2bn	£20bn
This ambition reflects our
ambition to finance green
assets and activities. It
illustrates the opportunity to
provide leading green finance
products to support our
customers in developing
climate-resilient business
models.

In 2024, our green lending
grew by 40% compared
to 2023, driven mainly
in our retail mortgages
due to growth in our
lending for EPC A and B
properties, in addition
to overall growth in our
CRE portfolio.

Status: On track
Mortgages: our focus is aiming to deliver the right quality of mortgage stock by focusing core new lending on high-EPC
properties. We are also supporting the retrofit of existing
housing stock.
Consumer Finance: We are exploring new partnerships
which support the transition to electric vehicles.
CCB: We continue to develop our green and sustainable
lending capabilities to contribute to this ambition.

2	Number of customers supported with products and services in their transition to net zero.	47,000 customers	152,000 customers	180,000 customers	This ambition considers the impact our green lending has in supporting customers with their own transition.	In 2024, we assisted c.15,000 more customers compared to 2023. This growth was driven by an increase in auto lending for low-emission vehicles and the expansion of our EPC A and B mortgage lending.
Status: On track
Mortgages: We are looking at ways to engage customers in
home energy efficiency. This includes how we can support
customers who wish to take action to improve their home
energy performance. We will continue to focus on our
retrofitting strategy and test and learn projects to make
retrofitting simple and risk-free across the UK.
CCB: We are working with our clients to help them assess,
understand, and mitigate climate-related risks.

Climate strategy pillar: Aiming to align our activity with the UN Paris Agreement
	Metric	2024	Reduction since 2019	2030 ambition	Climate-related risk or opportunity	Progress in 2024	Looking ahead
3	Achieve net zero in our own operations by 2030.[2]	2537.5 tCO2e	65%	Net zero	Improving operational sustainability performance will limit the carbon footprint of our own operations while potentially reducing long-term operational costs.	Reductions in our Scope 1 emissions were mainly driven by rationalisation and refurbishment of our head office estate.	Status: On track We will continue to execute our 2025 property strategy and will begin to implement actions that will continue to 2030.
1. Banco Santander uses an internal classification system to define what investments can be considered green or social financing. We apply this to our lending and identify the following as green finance:
Renewable energy and other green energy financing; mortgages on properties with A- or B-rated EPC; and financing for electric vehicles, hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below
50g CO2 /km. Cumulative since 2021.
2. Refers to Scope 1 and 2 market-based emissions.
Supporting our customers in the green transition
We use two ambitions to measure our impact on
supporting our customers in the net zero transition.
These are part of our sustainability medium-term
scorecard and progress is shown in the table
above. In recent years, performance was hindered
by external factors, such as economic slowdown
and monetary policy.
Despite these challenges, green finance raised
and facilitated in 2024 was considerably higher
than in 2023. Potential improvement of the
economic landscape in 2025 means that we are
more confident marking the status of these two
metrics as ‘on track’ in achieving our 2025
ambition.
Embedding climate in risk management
Retail and Business Banking – Mortgages
We continue to closely monitor physical and
transition climate risks on our most significant
lending activity: residential mortgages. We’re
embedding these risks into our governance and
risk management processes, scenario analysis,
decision making, and financial risk disclosures.
Energy efficiency profile of our residential
mortgage book (transition climate risk)
The UK government is committed to publish detail
on their Warm Homes Plan in Spring 2025. We
continuously monitor and engage on relevant
policy development to support our customers’

EPC band distribution	A	B	C	D	E	F	G	Total
	%	%	%	%	%	%	%	%
London	-	2.4	4.6	7.0	2.4	0.3	0.1	16.8
Midlands	0.1	3.2	4.5	7.1	2.7	0.6	0.1	18.1
Northern Ireland	-	0.2	0.4	0.8	0.5	0.2	-	2.0
North	0.1	2.7	5.0	8.5	2.9	0.5	0.1	19.7
Southwest and Wales	0.1	1.7	3.2	4.8	1.9	0.5	0.1	12.2
Scotland	-	0.6	1.7	1.4	0.4	0.1	-	4.2
Southeast	0.1	4.3	7.3	10.8	3.7	0.7	0.1	26.9
Total 2024 (registered)	0.4	15.0	26.6	40.3	14.4	2.8	0.6	100
Total 2023 (registered)	0.3	14.9	25.7	40.5	14.9	3.0	0.6	100
Total 2024 (registered and modelled)	0.3	11.7	24.1	47.7	13.4	2.3	0.5	100
Total 2023 (registered and modelled)	0.2	11.3	22.8	48.8	14.0	2.4	0.5	100
needs. The table below shows the distribution
of EPCs by band across all regions, with all data
sourced from Landmark. In 2024, the percentage
of A-C rated energy efficient properties on our
mortgage books slightly increased to 42% and
the overall profile was broadly unchanged.

Annual Report 2024	Santander UK Group Holdings plc	36

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Flood risk (physical climate risk)
Flooding is one of the most material physical
climate risks to our mortgage portfolio. We
closely monitor the flood risk for every Santander
UK mortgage using postcode-level data. Flood risk
probability is expressed as a ratio, such as a one
in 30-year event (1:30) indicating the likelihood of
flooding in a given year. Almost 95% of properties
in our mortgage lending have very low or negligible
flood risk. We regularly assess the impact of
physical climate risks on our portfolio's value,
as set out in the Credit risk section of this Annual
Report. There was no material change in flood
risk across the portfolio in 2024. The table
below shows the annual flood risk for mortgage
accounts open on 31 December 2024. Flood risk
estimates are based on the likelihood of winter
precipitation exceeding 6mm per day and account
for coastal, river, and pluvial flooding.
EPC data for our residential mortgage portfolio is

Credit exposure to carbon intensive sectors (CCB)	2024 £m	2024%(a)	2023 £m	2023%(b)	% change
Real estate activities	8,672	52.3	8,678	50.5	1.7
Accommodation and food service activities	1,155	7.0	1,269	7.4	(0.4)
Wholesale and retail trade(c)	948	5.7	1,099	6.4	(0.7)
Construction(d)	915	5.5	904	5.3	0.2
Manufacturing(e)	536	3.2	544	3.2	0.1
Electricity, gas, steam, and air conditioning supply (f)	403	2.4	376	2.2	0.2
Information and communication	324	2.0	348	2	(0.1)
Transport and storage(g)	180	1.1	216	1.3	(0.2)
Agriculture	93	0.6	112	0.7	(0.1)
Water supply	84	0.5	88	0.5	-
Mining and quarrying(h)	70	0.4	55	0.3	0.1
(a) Percentage of Santander UK's total credit exposure to non-financial corporates of £16.6bn in 2024. (b) Percentage of Santander UK's total credit exposure to non-financial corporates of £17.2bn in 2023. (c)
Includes wholesale and trade of motor vehicles and motorcycles, parts and accessories. (d) Includes construction of buildings and civil engineering activities. (e) Includes manufacturing and processing of food products. (f) Includes power generation, which comes largely from renewable sources (g) Includes transport by road, rail, and air, and passenger transport. (h) Includes mining and extraction activities, of which oil and natural gas extraction is minimal.
1.We classify carbon-intensive or climate-relevant sectors in line with the European Banking Authority’s technical standards on prudential disclosures on ESG risks in accordance to Article 449a CRR (Pillar 3), following the NACE classification.

Flood risk for residential mortgages	2024									2023
Annual probability band	Number of properties	%								Number of properties	%
		Total %	London %	Midlands %	North %	Southeas t %	Northern Ireland %	Scotland %	Southwest and Wales %
High: >1:30	2,578	—	-	-	-	-	-	-	-	2,858	—
Medium: between 1:30 and 1:100	8,768	0.8	0.2	0.1	0.2	0.2	-	-	0.1	9,319	1
Low: between 1:100 and 1:1,000	46,597	4.3	1.3	0.5	0.8	1.0	0.1	0.2	0.5	49,304	4
Very Low: between 1:1,000 and 1:10,000	60,353	5.6	1.8	0.8	0.9	1.4	0.1	0.2	0.5	64,359	6
Negligible: <1:10,000	957,971	89.0	13.3	15.9	17.8	23.1	2.8	5.2	11.0	1,015,858	89
Total	1,076,267	100.0	16.6	17.3	19.6	25.8	3.0	5.6	12.1	1,141,698	100

provided by Landmark, sourced from the central
EPC registers for England and Wales, Scotland,
and Northern Ireland. Where a property lacks an
EPC rating, Landmark infers energy efficiency
using its proprietary model or reference to EPC
ratings in the same postcode area. Reasonable
efforts are made to ensure data is complete and
accurate.
Approximately 76% of the portfolio has a
registered EPC, with the highest data quality and
availability for England and Wales. In 2024,
properties in these regions represented 91% of our
mortgage portfolio. Landmark provides current
flood risk estimates and 50-year forecasts using
four climate change scenarios.
Consumer Finance
The key sustainability consideration for our

Vehicle type	2024	2023
	%	%
Hybrid electric vehicles	13	11
Plug-in hybrid electric vehicles	8	6
Electric vehicles	13	9
Internal combustion engine vehicles	65	74
Consumer Finance division is the phase-out of
internal combustion engine (ICE) vehicles. We are
monitoring the UK Government's delay on the ban
of new ICE vehicles. The shift to electric vehicles
may impact auto loan demand and vehicle residual
values. Consumer Finance exposure is in the
transition from ICE to hybrid and electric vehicles,
as shown in the table below.
Corporate and Commercial Banking
In 2024, our corporate lending exposure
to sectors1 with severe climate change impacts
remained relatively low, with a slight increase in
real estate activities by 1.7 percentage points as
shown in the table below.
Our Environment, Social, and Climate
Change Prohibitions and Special Attention
Risk Management policy is aligned with Banco
Santander. It sets criteria to identify, assess,
monitor, and manage environmental and social
risks and other climate change-related activities.
It prohibits direct new investments and/or providing
financial services to specific projects or activities
across key sectors that are considered harmful to
the environment.
The policy covers activities in the oil and gas,
power generation, and mining and metals
sectors, and those arising from businesses
engaged in soft commodities. We define fossil fuel
exposure as exposure in operations and
companies associated with extracting, producing,
and investing in fossil fuels.

Annual Report 2024	Santander UK Group Holdings plc	37

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Aiming to align our activity with the
UN Paris Agreement
Own Operations
Aligned with our revised Banco Santander group
efficiency objective and their 2030 Efficiency
Plan, we have made significant progress in
reducing our operational environmental impact.
This includes significant reductions in energy
and waste production. More details about our
sustainability metrics and performance trends
are available in the Metrics section of the
ESG Supplement.
Streamlined Energy and Carbon Reporting (SECR)
We continue to monitor and evaluate our energy
and carbon footprint in line with the
SECR regulation. Our emissions are calculated
using the UK Government Department for Energy
Security and Net Zero (DESNZ) conversion
factors. In 2024, we used 89,994,215 kWh of
energy, compared to the 93,387,392 kWh used in
2023. This change was due to reductions in our
gas consumption. We emitted 5,577 tCO2e
market-based greenhouse gas emissions,
compared to 5,417 tCO2e in 2023.
Our total Scope 1, 2, and 3 emissions for 2024
are set out in the SECR table. The slight increase
in Scope 2 location-based emissions was due to
the opening of Unity Place, our head office
building, and an increase in staff returning to
offices across the estate. However, we saw
reductions in natural gas in 2024, mainly due to
rationalisation across our Head Office Estate.
Business travel also continued to rise in 2024
leading to an increase in Scope 3 emissions. As
a result, in 2024 our overall scope 1, 2 and 3
business travel emissions increased compared
to 2023. Refurbishments at Triton Square
our London office, are close to completion. These
include replacing lower efficiency mechanical,
electrical and plumbing items (i.e. pumps, LED
lights, fan coil units, air handling units (AHUs),
HVAC replacements). Our Bradford
and Sheffield sites completed energy saving
projects in 2024. Redhill and Glasgow started
projects in 2024 that will continue into 2025.
Financed emissions
Banco Santander is a founding member of the
Net Zero Banking Alliance (NZBA) and is working
towards net zero by 2050. In the UK, our internal
climate transition plan articulates how we will
implement our Climate strategy to support this
ambition. This includes exploring and analysing
different UN Paris Agreement pathways for our
portfolios in line with reputable, scientific pathways.
To define pathways for our portfolios, we consider
(1)2023 Scope 2 emissions updated to reflect a small reduction due to a new data source for Jersey which more accurately reflects the emissions profile of our operations there. This has a material impact on SFS emissions, which also account for the majority of Santander UK's Scope 2 market-based emissions. This update also impacts Total CO2e emissions and CO2e emissions per employee for 2023.
(2)Employees that had left Santander UK or were temporarily absent during the 2023 reporting period had been excluded from Scope 3 business travel but should have been included. We have estimated this exclusion based on available data. This estimation also impacts the Total CO2e emissions, CO2e emissions per employee, and year-on-year percentage for 2023. This excluded population has been included for the related data points in 2024 but 2023 data was not updated due to confidence in the previous calculation based on available data.
key external and internal levers. These include
Government policy and our own commercial
actions, on which we have different degrees of
influence. We aim to integrate the learnings from
this process into our overall business strategy
and climate risk management cycle. We are also
aware of challenges in obtaining high quality data.

Streamlined Energy and Carbon Reporting (SECR)	2024	2023
Scope 1 (tCO2e)	2,473	2,827
Scope 2 location-based[1] (tCO2e)	16,259	16,190
Scope 2 market-based[1] (tCO2e)	65	63
Scope 3 business travel[2] (tCO2e)	3,039	2,527
Total[1,2] (tCO2e)	5,577	5,417
Year-on-year change (%)	3%	(9)%
Total emissions per employee1, [2] (tCO2e/FTE)	0.29	0.27
In 2024, we continued to assess financed
emissions for our Mortgages and Consumer
Finance portfolios which cover 99.1% and 97.6%
of exposures within these portfolios. This year we
also report our initial assessment of financed
emissions from our CCB book for Commercial
Real Estate, Social Housing, Care Homes, and
Hotels.
We use the latest Partnership for Carbon
Accounting Financials (PCAF) financed emissions
methodology for our material portfolios. We have
been PCAF signatories since 2021 and contribute
to the ongoing development of its standards.
PCAF data quality scores give an indication of data
confidence (a lower score means a higher level of
data confidence). We are working to improve the
quality and collection process for underlying data.
Our approach to calculating and attributing
financed emissions is overseen and approved by
our ESG Leadership Forum.

Residential Mortgages portfolio financed emissions	2023	2022
Exposure covered (£bn)	175.3	187.1
Total portfolio (£bn)	176.9	187.5
Coverage of portfolio (%)	99.1	99.8
PCAF data quality score	3.2	3.3
Emissions intensity (kgCO2e/m2)	20.9	39.7
Financed emissions (thousand tCO2e)	1,221	2,561
In 2023, we first disclosed GHG emissions from
our mortgage portfolio to 31 December 2022. In
2024, we improved our approach, replacing the
EPC emissions calculation with one that combines
the EPC rating with the PCAF emissions factors.
We believe this improves accuracy by using
emissions factors more aligned with current grid
intensity. Our disclosure this year covers financed
emissions to 31 December 2023. The calculated
emissions decreased year on year mainly due to
our decision to use PCAF emissions factors. More
detail on our financed emissions and the reasons
for the movement are set out in the additional
notes on GHG emissions calculations.

Consumer Finance portfolio financed emissions	2023	2022
Exposure covered (£bn)	8.6	8.3
Total portfolio (£bn)	8.8	8.5
Coverage of portfolio (%)	97.6	97
PCAF data quality score	2.1	3.1
Emissions intensity (gCO2e/km)	141	143
Financed emissions (thousand tCO2e)	1,336	1,366
In 2023, we also established the baseline GHG
financed emissions from our Consumer Finance
portfolio to 31 December 2022. Our disclosure this
year covers financed emissions from our
Consumer Finance portfolio to 31 December 2023.
In 2024, we developed an automated process to
calculate and report emissions from our Consumer
Finance portfolio. Results are updated monthly and
reported to senior management to support
business decisions in a timely manner. Emissions
disclosed in this section only include emissions
from passenger cars and exclude £208.9m of
loans to other vehicles.

CRE, Social Housing, Care Homes, and Hotels portfolio financed emissions	2023
Exposure covered (£bn)	9.6
Total portfolio (£bn)	9.7
Coverage of portfolio (%)	98.7
PCAF data quality score	4
Emissions intensity (kgCO2e/m2)	25.4
Financed emissions (thousand tCO2e)	114
Our initial assessment of financed emissions from
CRE, Social Housing, Care Homes, and Hotels is
shown in the table above. The PCAF data quality
score for this book reflects current data challenges.
In 2025, we plan to prioritise improving the quality
of our CRE book. We also aim to build a more
automated and streamlined process to assess
the GHG impact.

Annual Report 2024	Santander UK Group Holdings plc	38

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Additional notes on GHG emissions calculations
Boundary
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
Emissions calculated for gas, oil, direct travel, and
fugitive gases follow the GHG Protocol Corporate
Standard. We use the relevant UK Government
Department for Energy Security and Net
Zero (DESNZ) conversion factors and collate
emissions into a total Scope 1 emissions figure.
We use billing invoices, meter readings, mileage
claims, and maintenance records to obtain our
consumption data.
Scope 2: GHG emissions from purchased
electricity, electric fleet and company cars. For
Santander UK, we use the market-based approach
to quantify our emissions, meaning we use
emissions factors provided by our electricity
suppliers. For our Scope 2 emissions, this reflects
the emissions from electricity we have purchased
via green tariffs. These provide electricity from
renewable sources including biomass and wind
generation. Scope 2 emissions for electricity
consumption are calculated using the relevant UK
Government DESNZ conversion factors and
guidance. Emissions from the electric fleet are
calculated using the Residual Mix from DESNZ
Fuel Mix Disclosure. Data for electricity
consumption and travel for electric fleet and
company cars are extracted from relevant source
systems. In 2024, 72% of the fleet were battery
electric vehicles, and 27% were hybrid. Emissions
are collated into a total Scope 2 emissions figure.
We use billing invoices and mileage claims for our
consumption data. Electricity purchased by
Santander Financial Services plc (SFS) was from
conventional energy sources. We record Scope 2
emissions from SFS both as location-based and
market-based emissions. We sourced data for
SFS electricity usage from billing invoices. Where
data was delayed for year-end reporting, the
average monthly electricity consumption was used
to project the consumption for the remainder of
the year.
Scope 3 – Business travel: This includes indirect
travel emissions created through our value chain
that have not been included in Scope 1 and 2.
Our Scope 3 reporting encompasses emissions
from business travel (air, road, and rail). Business
travel records are extracted from relevant internal
systems or provided by our third-party travel admin
operator. The distance in kilometres travelled is
converted into carbon emissions using relevant
factors from UK Government DESNZ and collated
into a total Scope 3 emissions figure. Car data is
based on engine size, flight figures are based on
average cabin seat class, and for rail they are
based on average cabin seat class. Rail figures
are based on national rail conversion factors. We
source data from mileage claims and third-party
travel reports. Taxi travel is excluded due to the
lack of mileage data.
Scope 3 – Financed emissions: This year we made
several enhancements to our methodology; this
includes estimating emissions at an individual
property level rather than grouping properties with
similar characteristics and using averages.
Calculations for residential mortgages include the
attribution factor. This is the outstanding amount of
the loan at 31 December for each mortgage
divided by the total property value at origination for
each building, as per PCAF’s methodology. We
also updated how we calculate the emissions for
each property, replacing the EPC emissions
factors with PCAF derived factors. Building
emissions are now calculated using the EPC label
and floor area at a property level provided to
Santander UK by the external data provider,
Landmark. Where EPC data is not available,
Landmark uses modelled data. Buildings
emissions are then modelled using PCAF
emissions factors mapped by property type,
location, and EPC band. These building emissions
are multiplied by the emissions factor before being
aggregated to provide portfolio-level emissions.
We believe these methodology changes provide a
more accurate current emissions profile of our
mortgage lending. The change to PCAF emissions
factors better reflects the current UK grid average
emissions, that are masked by the long refresh
periods (up to 10 years) of solely relying on EPCs.
We have not updated the prior year figures and
instead have provided additional detail and
reconciliation in our ESG supplement. We believe
that this provides full transparency to users of the
data presented across both reporting periods. We
recognise that EPCs have several limitations,
including gaps in coverage, a lack of dynamic
updates to capture improvements in properties and
a disconnect from actual energy usage. We
recognise the need to mature our approach to
further refine and address these limitations. We
intend to maintain our current approach of
providing full transparency and reconciliation to
prior years while we further mature and stabilise
our approach to calculating emissions for this
portfolio.
Calculations for Commercial Real Estate include
the attribution factor. This is the outstanding
amount of the loan at 31 December divided by
the total property value at origination for each
building, as per PCAF’s methodology. Building
emissions are calculated by using EPC rating at a
property level provided to Santander UK by
external data providers, Gloval Es and Landmark.
Buildings emissions are then modelled using
PCAF emissions factors based on mapping the
asset to a specific building type and EPC rating.
Where an EPC rating was not available, the UK
PCAF emissions factor for building type was
used. These building emissions are then
multiplied by the attribution factor, before being
aggregated to provide portfolio-level emissions.
Calculations for Consumer Finance include the
attribution factor. This is the outstanding amount
of the loan at 31 December divided by the vehicle
value at origination, as per PCAF’s methodology.
Vehicle emissions are based on vehicle make and
model and are provided by a third party, CAP,
using the WLTP and NEDC data sets. Vehicle
distance is taken from the annual forecast mileage
recorded on the agreement at point of sale. These
vehicle emissions are then multiplied by the
attribution factor, before being aggregated to
provide portfolio-level emissions.
Additional notes: DESNZ conversion factors
change annually, which affects emissions
calculations and explains some of the changes in
these numbers.
Our emissions footprint reporting has
focused on the areas where we have the
greatest impact. We aim to continue to expand
our coverage in alignment with GHG Scope 3
categories while improving our data gathering and
reporting processes.

Annual Report 2024	Santander UK Group Holdings plc	39

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Social
In 2025, we’ll introduce our new
Social strategy designed to
foster productive and inclusive
growth with our customers,
communities, and employees.
This strategy will empower our customers
to thrive by enhancing their financial health,
promoting financial inclusion, and providing
access to social finance. It aims to strengthen
communities by equipping an increasing number
of people with the skills necessary to advance their
career opportunities. For our employees, we aim
to unleash potential in an inclusive workplace that
prioritises skill development and supports overall
employee wellbeing.
Our customers
In 2024, we contacted more than 2.6 million
customers showing early signs of potential
financial difficulty. We refer customers to our digital
tools and support, or phone-based or online chat
assistance provided by over 440 financial care
specialists. We contacted 800,000 customers,
to guide them to the Turn2Us benefits calculator.
This aims to identify entitlement to unclaimed
government benefits. As a result, we’ve seen a
£1m increase in benefits payments per month to
associated accounts.
We trained more than 2,200 frontline staff as part
of our partnership with Macmillan Cancer Support.
The training helps employees give specialist
financial and emotional support to customers
affected by cancer. Macmillan calculated that
cancer sufferers often face additional financial
impacts of around £891 a month. We have also
used our partnership with PayPlan to identify
customers who may benefit from free debt advice.
Referrals to this service increased by 64% as a
result.
OneApp, our new mobile banking app, was
recognised as the Best Digital Financial Inclusion
Initiative by The Digital Banker CX 2024 awards.
Accessibility was a core requirement in the
design, development, and launch of our app.
We collaborated with people with accessibility
needs with the aim to have accessibility for all. This
includes features like changing the font size on the
screen, a discreet mode to hide your balances,
and biometric log on.
Our communities
Our support for community development
concentrates on implementing our global strategy
for education, employability, and entrepreneurship.
Our long-term dedication to supporting higher
education students, staff, and academics remains
steadfast. We aim to equip individuals with
the skills they need to graduate and prepare for
the workplace.
The Santander Open Academy is a new initiative
that will provide top tier learning opportunities for
adults looking to get new skills in an ever evolving
job market. Additionally, Santander X will continue
to empower aspiring entrepreneurs to start and
scale their businesses.
Recognising the importance of financial literacy,
we'll focus on providing financial education to
individuals within our communities. This will
not only address pressing societal needs but
also enhance our business goals and strengthen
brand reputation.
Furthermore, a review of our product portfolio will
aim to align our propositions to support the most
vulnerable members of society.
With these initiatives, we aim to build stronger,
more resilient communities equipped for success,
and well prepared for their financial futures.

Highlights

Ranked in the Top 25 In the Social Mobility Foundation Employer Index

Euromoney Awards for Excellence Won UK Best Bank for Diversity and Inclusion in 2024

Our employee engagement index score of 7.9 is in the top 25% of external benchmark data[1]

Over 2.6 million customers proactively engaged to offer support to those who are showing signs of potential financial difficulty

Over £10m invested in community support initiatives in 2024.

1.Employee Engagement Index according to external
benchmark by Workday Peakon Employee Voice.

Santander UK’s Social Strategy
Support productive inclusive growth across our main stakeholders: Our Customers, Our Communities and Our People
Our Customers	Our Communities	Our People

Making their better happen	Better communities	Unleash potential
Financial health Financial inclusion Social finance (Social housing)	Education, employability, and entrepreneurship Financial education Vulnerable people	Social mobility in the workplace Talent and skills development Inclusive culture
Key Enablers
Partnerships and collaborations	Communication	Strategic workforce planning	Data and disclosures

Annual Report 2024	Santander UK Group Holdings plc	40

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Santander’s The Numbers Game
Our financial education programme, The
Numbers Game, is delivered through our five-
year partnership with Twinkl established in 2020.
In 2024, we launched the Financial Education
Framework at UK Parliament calling for financial
education to be compulsory at primary schools.
The report also identified the barriers to financial
education at Secondary level. We also attended
the related Education Select Committee and the
House of Lords hearings. We continued to
promote our school Financial Education
Recognition Scheme with over 200 schools signed
up since 2023.
An estimated 670,000 5-to-16-year-olds in the UK
have been given access to resources from The
Numbers Game programme each year since
launching in 2024. Our resources will soon be
rolling out in schools across all our key markets,
including Argentina, Brazil, Chile, Mexico, Poland,
Portugal, Spain, and the USA.
We also established a partnership with the
Foundation for Education Development. Our
ambition is to collaborate on future education
projects. This includes a national strategy for
developing financial wellbeing in students.
Our people
The Santander Way – Our culture
We are a global company united by our culture,
The Santander Way. Our people are guided by
this and our TEAMS behaviours – Think Customer,
Embrace Change, Act Now, Move Together, and
Speak Up. Our Risk Pro approach also makes risk
management everyone's job within Santander.
We work to give our people an environment where
they can thrive as part of a winning team. A place
where they can deliver our purpose to help people
and businesses prosper with our values of Simple,
Personal, Fair.
Our Culture Dashboard measures the connection
between our strategy and our culture. It is used by
the Board to monitor our organisational culture.
This year, we improved our people’s understanding
of our strategy and how their work contributes
to good customer outcomes. We are becoming
a simpler, more efficient organisation that always
puts the customer at the heart of our decisions.
This will continue to be the focus of our developing
culture. We will also work to build greater
leadership effectiveness, as we innovate to meet
the challenges and expectations of our customers.
Collaboration and time spent together in person
builds stronger connections. In 2024, we decided
our hybrid way of working for people based in a
head office will include 12 office days a month.
Employee engagement
We keep our people engaged with employee
communications. In 2024, we maintained our
continuous listening approach, capturing a regular
picture of employee sentiment. Your Voice, our
quarterly pulse survey, listens to experiences of
our people through a two-way process.
Our Board and Executive Committee joined
in employee listening sessions. They aimed to
understand how to strengthen our culture and
inform future decision making. We held meetings
with our recognised unions – Advance and the
Communication Workers Union.
We aim to maintain high levels of engagement.
Towards the end of the year, our employee
engagement index reduced by 0.3 to an average
of 7.9 (out of 10). The score remains above the
financial services benchmark (7.8). This reflects
the transformation across Santander UK, including
our new approach to hybrid working.
We know that our managers have the greatest
influence on how our people feel about work.
They ran sessions on our strategy with their teams
during 2024. This was an opportunity to discuss
our goals and align with our priorities.
As a result, our people feel committed to our
strategy, scoring 8.8. They also see how their
work contributes to good outcomes for customers,
scoring 8.8. Having healthy relationships with
peers is part of a fulfilling life at work. Our people
score this 9.0, which is in the top 10% in the
financial services benchmark.
Managers at all levels play a critical role in
accelerating our culture transformation. After a pilot
in 2023, we launched The School of Management,
a three day immersive event for our people
managers. The event aims to build the skills and
capability required to drive cultural and behavioural
change across their teams. In 2024, 766 leaders
attended the event, with an average net promoter
score from attendees of 66.3. In 2025, we aim to
train 750 people managers to support our cultural
transformation.
Reward and recognition
It is important that our people are fairly rewarded.
This was reflected in our 2024 pay deal and
supplemented by a one-off payment. The pay deal
reinforced our support for employees within the
lowest pay bands. We’re committed to maintaining
wages at or above the Real Living Wage.
In 2024, we also gave an extra day’s annual leave
to recognise our people’s efforts and commitment.
It supports a high-performance culture, which
enables our growth and the transformation of
our operating model.
We want to recognise our people for their
outstanding contribution to our business and
culture ambitions. To do this, we’ve launched a
new recognition programme, The CEO Awards.
The awards, open to all employees, celebrate
and showcase teams and individuals who are
role models for our TEAMS behaviours. With over
1,500 nominations received 100 finalists attended
a celebratory award ceremony. Nine employees
and teams were crowned winners by our
Executive Committee. The CEO Awards will
remain a part of our employee recognition
approach, alongside our day-to-day recognition
tool, Kudos.
Inclusive culture
The Board approved our updated evidence based
inclusion strategy in 2024. It focuses on creating
a truly inclusive organisation that reflects the
customers and communities we serve. More
information is available in our 2024 Pay Gap
Report, published on our website  which does not
form part of this Annual Report. This includes
voluntarily publishing our ethnicity pay gap, going
a step further with accountability and
transparency.
We are at the forefront of the financial services
industry to create more equal opportunities for
people from lower socio-economic backgrounds.
We believe someone’s background should not
determine their future, and we continue working
towards building a culture where everyone can
thrive. We ranked in the top 25 of the Social
Mobility Foundation Employer Index, up five places
since 2023. In partnership with The Lead Mindset,
we launched the second cohort of our Mobilise
Programme. This offers employees the opportunity
to educate, support, and mentor disadvantaged
14–16-year-old students in our local community.
This year, we set new ambitions for our gender
and ethnicity representation at senior levels.
–Senior female representation is 34.1%. Our new
2030 ambition is 40%.
–Senior Minority Ethnic representation is 14.7%
meeting our 2025 ambition of 14%. Our new
2026 ambition is 16%.
Our workforce is in the UK and these goals are
focused in the UK, and in compliance with relevant
UK law. These goals support business
performance and all employment decisions are
based on merit.
Santander UK is a Disability Confident Employer.
This means we commit to interviewing every
disabled applicant who meets the minimum
criteria for the job they are applying for. We
also offer workplace adjustment passports for
our people. Our eight people networks create an
inclusive supportive culture. They provide access
for employees to share common lived experiences.
Menopause, DEFA (Domestic, Economic,
Financial Abuse), and the Black network are new
subgroups formed within our existing networks to
further support our people.
Wellbeing
Positive wellbeing is essential to helping our
employees thrive and is part of our people deal.
We’re there for our people in moments that matter,
providing wellbeing support to all employees. Our
comprehensive approach spans mental, physical,
social, and financial wellbeing. We promote
positive wellbeing every day. This includes access
to virtual GP appointments, a 24/7 assistance
helpline, free physiotherapy, and more.
We are proud to be accredited as a menopause
friendly employer by Henpicked. Our menopause
support app has been particularly well received.
Our team of 30 passionate menopause advocates
were trained by Henpicked. They run awareness
sessions across Santander UK and signpost
employees and managers to support available.

Annual Report 2024	Santander UK Group Holdings plc	41

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

Governance
The third pillar of our
Sustainability strategy
focuses on clear and robust
governance with well-defined
accountability. It aims to promote
the success of our business,
customers, and stakeholders.
In July 2024, we approved our new Governance
strategy. It follows the three strategic pillars of
Banco Santander’s global governance model
along with priorities specific to Santander UK. A
strong governance culture and structure has
always been a focus for our business. Yet there
are areas we can strengthen, simplify, or clarify to
support more efficient decision making. This
strategy will also help us to capitalise on
opportunities more effectively. See the
Governance section for more information.
Shareholder engagement
We have continued to work on enhancing
our relationship with, and understanding of,
our parent company Banco Santander. In 2024,
this included: Board and management teams
engaging informally with Banco Santander
counterparts outside of Board cycles. Incorporating
Banco Santander governance requirements and
relevant business operating models. Using Banco
Santander systems to automate governance
processes. Looking ahead, we’re focused on
delivering value for Banco Santander and
leveraging their knowledge, ideas, capital,
resources, and technology.
Effective Board of Directors
In 2024, we continued to focus on Board
succession planning. We aspire to have the right
balance of skills, experience, and inclusive culture
on the Board. We also focused on ensuring
balanced and appropriate segregation of roles on
the Board and the composition of Board
committees.
Responsible practices and stakeholder
interests
We focused on reviewing and simplifying
management-level governance, delegated
authority frameworks, and embedding ESG. This
helps to support effective and efficient decision-
making across the business. We will continue to
focus on this in 2025 and beyond.
Human rights and modern slavery
Banco Santander’s sustainability policy outlines its
commitment to protect human rights. This policy
takes into account the UN Guiding Principles on
Business and Human Rights. It also expresses
Banco Santander’s opposition to forced labour
and child exploitation. We follow this policy in
Santander UK and it provides the foundation of our
commitment to tackling human rights abuses. In
line with the UK Modern Slavery Act 2015, we also
review annually how we prevent modern slavery
and human trafficking (MSHT) in our business.
Fair pay and transparency
We are transparent about pay and benefits and
continue to be an accredited Real Living Wage
employer. We voluntarily publish our Ethnicity
Pay Gap in our annual Pay Gap Report alongside
the mandatory Gender Pay Gap. Our latest report
published in December 2024 (based on data at
5 April 2024) showcases reductions in both gender
and ethnicity pay gaps. However, an increase in
the pay gap between White and Black employees
shows that we still have work to do. We check that
salary reviews and changes to reward policies do
not have an adverse impact on any employees.

Highlights

31% of the Board were women at 31 December 2024. The Board aims to maintain at least two female members and aims to have 40% female representation by the end of 2025.

Corporate governance We aim to uphold the highest standards of governance, including applying the UK Corporate Governance Code.

10% of the Santander UK Quantitative Variable Pay Scorecard is based on ESG metrics for all employees.

Approved new Governance strategy with key Executive Committee accountabilities.

Santander UK’s Governance Strategy
Clear and robust governance with well-defined accountability which promotes the success of Santander UK, its customers, and other stakeholders
Shareholder engagement	Effective Board of Directors	Responsible practices and stakeholders’ interests

Promote the success of Santander UK for the benefit of our shareholder in line with Companies Act 2006, including having due regard to the interests of stakeholders	A balanced, qualified and diverse Board to ensure optimal decision making	Value-led, risk-attuned, effective and efficient decision making following robust and constructive challenge
Proactive engagement and alignment with Banco Santander Group, balancing the requirement for independent decision making	Separation of key roles and robust succession planning including for subsidiary boards	Simple and effective legal structure and management governance facilitates agile decision making aligned to Senior Managers and Certification Regime (SMCR)
Leverage Group’s scale and capabilities for UK stakeholder interests	Strong and embedded practices in board corporate governance including strong information flows and targeted board training	Strong corporate values to reinforce culture and deliver our Strategic Blueprint

Annual Report 2024	Santander UK Group Holdings plc	42

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Governance

Annual Report 2024	Santander UK Group Holdings plc	43

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Governance overview

Santander UK Group Holdings plc Board

Board Nomination & Governance Committee	Board Risk Committee	Board Audit Committee	Board Responsible Banking Committee	Board Remuneration Committee

Executive level committees

Due to the alignment in Board membership, the Santander UK Group Holdings plc and Santander UK plc Board and Board Committees meet substantively simultaneously. As such, this report details the governance arrangements, practices and activities of both Santander UK Group Holdings plc's and
Santander UK plc's Boards and Board Committees.

Board changes in 2024

1 January	5 March	1 September	1 December	13 December
Mark Lewis, Dirk Marzluf and Nicky Morgan appointed[1]	Angel Santodomingo appointed	David Gledhill appointed	David Oldfield appointed	Announced the appointment of Enrique Alvarez[2]
1. Santander UK Group Holdings plc only – following changes to the Santander UK ring-fencing rule modifications 2. Appointment effective from 12 February 2025

Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code 2018 (the Code) sets out the framework for premium listed companies in the UK. We feel that it is appropriate for a
Company of our size and systemic importance to the UK economy to adopt the Code and as such, this Governance section details how we comply with its principles and provisions. Any sections of the Code that we do not comply with are explained in the Directors’ Report.

Board Leadership and
Company Purpose
Our strategic priorities – page 12
Our performance and KPIs – pages 13 - 14
Board and governance structure – page 44
Culture – pages 40, 44 and 46
Stakeholder voice – pages 25 - 26
Workforce engagement – pages 44 - 45
Division of Responsibilities The role and responsibilities of the Board – page 44 Committee reports – pages 51 - 64 Board and Committee attendance – page 47	Audit, Risk and Internal Control Audit Committee report – pages 57 - 61 Principal risks – page 16 Risk Committee report – pages 53 - 56 Going concern – pages 60 & 75

Composition, Succession &
Evaluation
Board composition – page 48
Board succession – pages 45 and 51 - 52
Board and Committee effectiveness –
pages 49 - 50
Nomination & Governance Committee report –
pages 51 - 52
Remuneration Directors Remuneration Report – pages 63 - 64

Annual Report 2024	Santander UK Group Holdings plc	44

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance

Our approach
Board and governance structure
Maintaining high standards of corporate
governance is vital to ensuring effective
decision making by the Board and therefore the
ongoing success of the Company.
We also adhere to various internal governance
frameworks and practices which ensure that we
have the right systems and controls in place to
allow the Board to effectively oversee the
business and provide challenge where needed.
These include:
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
–The Corporate Governance Framework (CGF),
which is designed to support the Boards in
discharging their responsibilities and ensuring
an appropriate degree of delegation throughout
the Santander UK group.
We review the CGF regularly to confirm that
governance arrangements remain effective and
appropriate. The corporate governance structure is
supported by internal control and risk management
systems. An important principle applied throughout
the CGF is the delegation of executive authority
from the Board to the CEO, who further delegates
aspects of their authority to Executive level
committees or other individuals. This supports
effective decision making and accountability in
discharging their responsibilities.
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
As set out in last years' report, with effect from
1 January 2024, the PRA approved revisions
to our ring-fencing rule modifications which
simplified our governance arrangements,
including the ability to have common Santander
UK Group Holdings plc and Santander UK plc
Board and Board Committee memberships,
subject to certain safeguards. As such, Mark
Lewis, Dirk Marzluf and Nicky Morgan were
appointed to the Board of Santander UK Group
Holdings plc, and the composition of the Board
Committees was aligned.
One of the safeguards agreed is that if a conflict
matter (as defined by the PRA) arises between the
two companies, three INEDs holding PRA senior
management functions (SMF) will have veto rights
on Board decisions. These INEDs are Nicky
Morgan, Mark Lewis and Ed Giera. David Oldfield
will succeed Ed Giera in this role with effect from
10 March 2025. Nicky Morgan will chair the RFB
Board meeting in the event of a conflict matter
decision.
The role and responsibilities of the Board
The Board is collectively responsible for promoting
the success of Santander UK for the benefit of its
stakeholders, taking into account the likely impact
of our decisions in the long-term, as well as
balancing the interests of our other stakeholders
and our contribution to wider society. Our
Stakeholder voice statement in the Strategic
Report explains how we engaged with our
stakeholders in the year.
The key decisions and matters reserved for the
Board's approval, such as the long-term strategy
and priorities, are set out in the CGF. A copy of the
Schedule of Matters Reserved for the Board is also
available on our website, which does not form part
of this Annual Report.
As Chair, I have overall responsibility for the
leadership of the Board, for ensuring its
effectiveness in all aspects of operation and for
promoting a culture of openness and debate.
These responsibilities are formalised in the
CGF. The composition of the Board helps to
ensure that no one individual or small group
dominates the Board's decision-making. The
diversity of skills, experience and background of
Directors enables them to provide constructive
challenge, strategic guidance and offer
specialist advice.
There is a clear division of responsibilities
between the leadership of the Board and the
executive leadership of the business. The
responsibilities of the Chair, CEO, Senior
Independent Director (SID) and Non-Executive
Directors (NEDs) are agreed by the Board and
set out in separate role statements within the
CGF and are available on our website, which
does not form part of this Annual Report. The
Board is also supported by its Committees, who
make decisions and recommendations on
specific responsibilities delegated to them. This
enables the Board to spend more of its time on
strategic, forward-looking matters.
Board Committees
The Committees play an essential role in
supporting the Board, giving focused oversight
of key areas and aspects of the business. Their
roles and responsibilities are set out in their
Terms of Reference which are available on our
website and which do not form part of this Annual
Report. The Terms of Reference are regularly
reviewed by each Committee to make sure they
remain appropriate. Cross-Committee
memberships provide visibility and awareness of
matters relevant across the Committees, and the
chair of each Committee reports back to the Board
on its activities after each meeting.
In addition to our five core Board Committees,
shown on the previous page, the Board are also
supported by committees which are stood up as
needed to allow dedicated time for topics at a
more focused forum. In December 2024, we
created a Board Special Projects Committee to
focus on remediation, special projects and
transformation matters.
Each of the core Committees is chaired by and
comprised of only INEDs, except for the Board
Nomination & Governance Committee, where
Pamela Walkden, a Banco Santander group
appointed NED (GNED) is a member.
The Chair of each of the core Board Committees
has each prepared a report which includes a
description of their role and composition. These
are presented in the sections that follow.
How governance contributes to the delivery of
our strategy
Our governance arrangements contribute to the
development and delivery of our strategy by
promoting accountability and responsibility, and
ensuring information flows and independent insight
from the NEDs.
While all Directors are collectively responsible for
the success of the Company, the NEDs exercise
objective judgement in respect of Board decisions,
and scrutinise and challenge management
constructively. They also have responsibilities on
the integrity of financial information, internal
controls and risk management.
As a Board, we are responsible for ensuring that
the business is purpose-led and that our
decision making and activities reflect our core
purpose to help people and businesses prosper.
We do this by setting and developing our
strategy, approving risk appetite and policies and
overseeing their delivery and implementation by
management. The Board is accountable to our
shareholders for the proper conduct of the
business and seeks to represent the interests of
all stakeholders.
The Board has identified the following key
stakeholders: Customers, Employees,
Regulators, Communities and Investors. For
more on how the Board balances the interests of
these stakeholders, see the Board Responsible
Banking Committee Chair's report and our
Stakeholder voice statement in the Strategic
Report.
Culture and hearing the views of the
workforce at the Board
The Board recognises that culture plays a
fundamental role in delivering our strategic
priorities and ensuring the success of the business,
we are ultimately responsible for ensuring that our
activities reflect the culture we wish to instil
throughout the business to deliver on our values of
simple, personal and fair.
Our Code of Conduct sets out how we and all
employees of Santander UK should act and
behave towards everyone we encounter through
our work. This, alongside our TEAMS behaviours -
Think Customer, Embrace Change, Act Now, Move
Together and Speak Up - contribute to drive our
culture and maintain the standards that underpin it.
All new employees are required to complete
training on the Code of Conduct and annual
refresher training is required for all employees.

Annual Report 2024	Santander UK Group Holdings plc	45

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Our employees are central to delivering our
strategy, and the Board ensures continuous
engagement with them to create a culture of
inclusivity and belonging, and a healthy working
environment. The Board receives regular updates
on the culture of the business and views of
employees from engagement surveys feedback.
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
Board membership & succession planning
Since 1 January 2024, the membership of the
Board and Board Committees of Santander UK
Group Holdings plc and Santander UK plc have
been fully aligned.
Through the Board Nomination & Governance
Committee, we make sure there is the right
mix of individuals on the Board, giving an
appropriate balance of knowledge, skills,
experience and perspectives. Our aim to
ensure orderly succession for Board positions
is supported by continuous and proactive
processes, taking into account our strategic
priorities and the main trends and factors affecting
the sustainability and success of the business.
We oversee and regularly review the
development of a diverse pipeline for succession.
In 2024, we welcomed David Gledhill and David
Oldfield as INEDs. David Oldfield will succeed Ed
Giera as chair of the Board Risk Committee (BRC)
in March 2025, ahead of Ed's retirement after more
than nine years on the Board. I would like to thank
Ed for his remarkable commitment and exceptional
contributions during his tenure.
We also announced in December 2024 that
Enrique Alvarez Labiano, CEO of Retail and
Business Banking would be appointed as an
Executive Director (ED). His appointment was
effective from 12 February 2025.
As announced on 28 January 2025, I will be
stepping down during the course of 2025, once a
thorough appointment process and orderly
handover have been completed.
At 31 December 2024, the Board consisted of the
Chair (independent on appointment), eight INEDs,
two EDs and three GNEDs. Biographies of the
Directors are included in the Shareholder
information section. The letters of appointment for
INEDs and GNEDs are available at the Company’s
registered office and at the Annual General
Meeting (AGM).
For more, see the Board Nomination &
Governance Committee Chair's report.
Appointment and retirement of Directors
The Company's Articles of Association require
each Director to retire every year at the AGM and
any Director may offer themselves for re-election
by members. For more, see the Directors’ report.
Monitoring independence
The Board Nomination & Governance Committee
monitors whether there are relationships or
circumstances which may affect a Director's
independence, and have concluded that all INEDs
remain independent in character and judgement.
We acknowledge that Ed Giera has now served as
a Director for more than nine years, with his tenure
being extended to allow for a comprehensive
handover with his successors as both BRC Chair
and SID. We are confident that Ed has the strength
of character and integrity to ensure his
independence has not been affected by the length
of his tenure.
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
The Board Nomination & Governance Committee
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
The Board Nomination & Governance Committee
continued to review the time commitment and
Directors' potential conflicts of interest to ensure
that any such conflicts are managed appropriately,
including compliance with CRD IV and ring-fencing
requirements.
In accordance with Provision 15 of the Code, any
proposed external appointments are disclosed to
the Board, before appointment, with an indication
of the expected time commitment. All Directors
continue to devote sufficient time to their roles at
the Company. No significant external
appointments were undertaken by any Directors.
The Board considers and, if it sees fit, authorises
situational conflicts.
Any authorisations given are recorded by the
Company Secretary and Directors are asked to
certify, on an annual basis, that the information in
the register is correct.
The fees paid to INEDs for Board and Board
Committee chair and membership were
unchanged in 2024. We introduced a fee for
members of the newly formed Board Special
Projects Committee. For more, see the
Remuneration Implementation Report.
Director induction and training
The Company Secretary supports the Chair in
designing individual inductions for NEDs, which
include site visits and cover topics like strategy,
balance sheet and capital, risk and compliance,
and current issues including the legal and
regulatory landscape.
Directors who take on new roles or change roles in
the year (such as becoming a member of a new
Board Committee) attend induction or handover
meetings as appropriate. Committee Chairs, with
support from their Committee secretaries, agree
Committee specific training, as appropriate.
Directors are also given the opportunity to
undertake further training so that they are fully
informed about matters concerning Santander UK
to enable them to discharge their duties and
responsibilities as a Director.
Board meetings in the year
We held 11 Board meetings in 2024. Meetings of
the Company were held concurrently with
Santander UK plc.
Regular updates are provided to the Board by me,
each of the Committee Chairs, the CEO, CFO and
CRO. We have a comprehensive and continuous
agenda setting and escalation process to enable
the Directors to take decisions efficiently and
effectively. As Chair, I lead the process, assisted by
the CEO and Company Secretary, and this
ensures enough time is set aside for strategic
discussions and business critical items. Together
with the Committee Chairs, we ensure Board and
Committee meetings are structured to facilitate
open discussion, debate and challenge. The NEDs
also receive regular updates from management to
give context to current issues, and there is always
time allowed on each Board agenda for discussion
between the NEDs without the EDs present.

Annual Report 2024	Santander UK Group Holdings plc	46

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board activities in the year
I, together with the CEO and Company Secretary, and supported by the Directors and senior management, make sure that the Boards have an appropriate schedule for the year. This is focused on the opportunities to drive growth and profitability of the business, transformation to support its success, business performance and risk management, customer experience and outcomes, and remaining apprised of the external operating environment. It includes ensuring the
Company is run in a responsible and sustainable way in the interests of its stakeholders, and ensuring that the Company’s culture is aligned with its purpose, values, and strategy.
The Boards ensure regular contact with management and employees through several means. These include inviting relevant business and function heads to present to the Board or its Committees on latest developments; supporting senior management development plans by welcoming them as observers; scheduling regular meetings for Committee Chairs with relevant senior managers; site visits by NEDs; and topical or technical workshops. Senior leaders are also available to the NEDs for advice and support.
The Boards regularly monitor progress against the strategic priorities and performance targets of the business, and in 2024, once again held a separate Board
Strategy Day. This included a case study on executing large scale transformation in the financial services sector, adapting the retail branch model to reflect changing customer behaviours and how to engage with our customers better. External presenters gave their thoughts on the competitive landscape and inorganic opportunities to accelerate our transformation.
Alignment with Banco Santander group strategy is also strengthened by holding one board cycle in Madrid each year, providing the Boards with opportunities to interact with executives and senior management of Banco Santander SA.
The Board aims to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole, as set out in the Stakeholder Voice statement in the Strategic report. In 2024, the Boards and Board Committees participated in the workshops listed below to consider important topics in depth and to engage with key stakeholders. To ensure the most effective use of the time at Board meetings, informal discussions between
Board members and senior management took place on a regular basis.

Key:
Customers	Investors	Regulators	Communities	Employees	Climate

Theme	Action taken by the Board and outcomes	Stakeholders considered
Business and Customer Strategy
–As part of the Board Strategy Day, considered how to improve customer proposition, engagement and experience across all our business segments, as well as drive revenue growth, by transforming the branch network.
–Discussed reports on performance against strategy from principal business areas including:
–Mortgages
–Personal Current Accounts
–Business Banking
–Payments and Cards
–Wealth and Insurance Management
–Participated in an externally facilitated session on UK banking market context and competitive landscape.
–Considered reports on M&A activity and market trends.
–Reviewed, challenged, and approved the 3-year business plan (2025-2027) and the annual budget, including assumptions underpinning the plan.
–Discussed and took learnings from an external report on Santander UK’s reputation.
–Considered the strategic workforce plan and strategy to optimise the real estate portfolio.

Transformatio n including leveraging Banco Santander scale
–Reviewed initiatives and opportunities to collaborate and leverage resources and capability across the Europe region and the Banco Santander group, including the Banco Santander group-wide transformation agenda (One Transformation) and the implications of the Banco Santander group’s new operating model structured across the five global business lines.
–Received regular reports on progress with driving operational efficiencies and management’s revised approach to strategic change management and investment prioritisation.
–Received a report on agile working practices and their implementation within the business.
–Received a demonstration on Artificial Intelligence capabilities.

People and Culture
–In addition to reports from the Board Responsible Banking Committee (RBC) on delivery of the culture strategy, the
Board participated in several informal activities to assess the culture and sentiment of employee cohorts including our Young Leaders and Graduates and Apprentices.
–Participated in engagement activities throughout the year including listening events, branch and head office visits where two-way interaction was encouraged and valuable feedback shared, as well as an engagement event with the
Santander Network leads where key inclusive culture priorities were discussed.
–Considered employees' ways of working and opportunities to enhance collaboration across teams.
–Considered succession planning across all key control, support functions and business functions.
–Approved the Diversity and Inclusion Strategy on recommendation from the RBC.
–Approved the Group Corporate Culture Policy.

Annual Report 2024	Santander UK Group Holdings plc	47

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Theme	Action taken by the Board and outcomes	Stakeholders considered
Audit, risk, compliance and control
–Received regular enterprise-wide risk updates from the CRO, and updates on specific risks, such as third-party outsourcing, IT, data management, financial crime compliance, fraud, climate change and inflation. The Board closely monitored overall operational risk given the ongoing extensive transformation agenda.
–Considered financial crime remediation, including oversight of programmes to enhance controls and regulatory engagement, back book remediation, and the progress made to return the Company to Board Risk Appetite on a sustainable basis. The Board also approved the Anti Money Laundering and Counter Terrorist Policy as part of its annual review.
–Reviewed and approved the implementation of Consumer Duty on recommendation of the RBC, recognizing the valuable enhancements it had made to customer outcomes and value.
–As part of the annual review, approved the Company’s Risk Appetite Statement and the Risk Framework.
–Approved the 2024 Internal Audit Report and received annual reports on whistleblowing.
–Received regular reports on recovery and resolution with a full fire drill exercise planned for Q3 2025.
–Participated in workshops on the Operational Resilience, Risk Weighted Assets and Regulatory Capital and Model
Risks.

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
–Approved the Resolvability Self-Assessment related to the 2023 Resolvability Public Disclosure, the 2024 Resolvability
Public Disclosure and the 2024 Recovery Plan for submission to the Bank of England.
–Considered the future regulatory landscape and implications, as well as considering regular reports from the General
Counsel on legislative developments and other legal matters.
–Participated in workshops on ICAAP and ILAAP which provided an overview of the processes and addressed PRA feedback on Board engagement and supporting models.

Governance and Responsible Banking
–Participated in an externally facilitated Board evaluation led by Dr Tracy Long at Boardroom Review and monitored the progress against 2023 action plan from the internally facilitated Board evaluation.
–Approved appointments to the Board on the recommendation of the BNC.
–Reviewed, challenged, and approved the 2023 Annual Report and the first Santander UK Governance Strategy.
–Reviewed and approved the Company’s Social Mobility Strategy, the Modern Slavery report and the Employee Code of Conduct.
–Participated in workshops delivered to the RBC on ESG related strategies, approaches and reporting and the
Company’s compliance with the Consumer Duty.

Board and Board Committee attendance1

		Board		Board Audit Committee		Board Nomination & Governance Committee		Board Remuneration Committee		Board Responsible Banking Committee		Board Risk Committee
		Schedule d	Ad hoc	Schedule d	Ad hoc	Schedule d	Ad hoc	Schedule d	Ad hoc	Schedule d	Ad hoc	Schedule d	Ad hoc
Chair	William Vereker	10/10	1/1	-	-	5/5	1/1	-	-	-	-	-	-
Independent Non- Executive Directors	Lisa Fretwell	10/10	1/1	10/10	1/1	-	-	6/6	-	8/8	-	6/6	1/2[2]
	Ed Giera	10/10	1/1	7/10[2]	1/1	5/5	1/1	6/6	-	4/6[2]	-	8/8	2/2
	Dave Gledhill[3]	2/2	1/1	3/3	1/1	-	-	2/2	-	2/2	-	-	-
	Michelle Hinchliffe	10/10	1/1	10/10	1/1	5/5	1/1	-	-	6/6	-	8/8	2/2
	Mark Lewis[3]	10/10	1/1	7/7	-	4/5[2]	1/1	6/6	-	8/8	-	7/8	2/2
	Nicky Morgan [3]	10/10	1/1	7/7	-	5/5	1/1	-	-	8/8	-	8/8	2/2
	David Oldfield[3]	1/1	-	1/1	-	-	-	1/1	-	-	-	1/1	-
	Jose Maria Roldan	10/10	1/1	-	-	-	-	2/2	-	8/8	-	8/8	2/2
Banco Santander Group nominated Non-Executive Directors	Pedro Castro e Almeida	10/10	1/1	-	-	-	-	-	-	-	-	-	-
	Dirk Marzluf[3]	10/10	0/1[2]	-	-	-	-	-	-	-	-	-	-
	Pamela Walkden	10/10	1/1	-	-	5/5	1/1	-	-	-	-	3/3	1/1
Executive Directors	Mike Regnier	10/10	1/1	–		–		–		–		–
	Angel Santodomingo[3]	10/10	1/1	–		–		–		–		–
1. With effect from 1 October 2024, Nicky Morgan and Mark Lewis stepped down from the Board Audit Committee, Jose Maria Roldan became a member of the Board Remuneration Committee, Ed Giera and
Michelle Hinchliffe stepped down from the Board Responsible Banking Committee and Lisa Fretwell stepped down from the Board Risk Committee.
2. Meetings missed due to Directors' prior commitments.
3. For dates of Board appointments or resignations in the year, see the timeline on the 'Governance overview' page. Appointments to, or resignations from, the relevant Board Committees were aligned to these dates unless stated otherwise

Annual Report 2024	Santander UK Group Holdings plc	48

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board diversity
The Board values the unique differences that each
Director and Santander employee brings to work
every day. Diverse views, combined with inclusion,
encourages the sharing of a wide range of
perspectives and ideas alongside challenging and
raising concerns for good decision making. The
basis of this premise applies to our Boards and
Board Committees as much as it does to any other
area of our organisation.
We recognise that the Board sets the tone for an
inclusive culture and that our success is integrally
linked to the diverse composition of our people.
With this in mind, the Board fosters an
environment where all our employees feel that they
belong in our business, and for our people to
reflect the customers and communities we serve.
It’s the right thing to do for our business and the
communities we operate in.
As a Board, we approve the Santander UK
Diversity and Inclusion strategy, as required by UK
regulation, and monitor its implementation through
our Board Responsible Banking Committees. The
Committees hold management to account for
promoting inclusion to see positive outcomes for a
healthy culture in diversity, risk management, good
conduct and innovation. Each of our Independent
Non-Executive Board Directors sponsors a
diversity strand to foster the open exchange of
ideas regularly engaging with our employee
networks to support their decision making.
Progress against this can be found in our Everyday
Inclusion and Pay Gap Report, which does not
form part of this Annual Report.
We also have a Board Diversity & Inclusion
(D&I) Policy, as required by UK regulation, which
recognises that an inclusive Board representing a
diversity of experience and backgrounds should
result in a broad strategic perspective and is
available on the Company’s website.
Board appointments are always made on merit by
assessing candidates against measurable,
objective criteria. We want a Board that reflects
diversity in the broadest sense to embrace different
perspectives and dynamics such as gender, race,
age, disability and socio-economic background.
We believe that such an environment is vital to
achieve our goals as a business.
During the year, we reviewed and updated the
ambitions in our Board D&I Policy, recognising that
we had not achieved the aims we previously set for
ourselves in respect of gender or ethnicity. The
Board and its Committees will continue to focus on
gender and ethnicity as we progress future
appointments with a view to regaining the
appropriate balance.
Our current ambitions are to achieve a gender
balance of at least 40% male and female; at least
one senior Board position (Chair, CEO, CFO or
SID) to be female and at least one member from a
non-white minority ethnic background by 2028.
In accordance with Listing Rule 9.8.6(9), the
statistics on this page outline the diversity metrics
for Board members and executive management at
31 December 2024. We have chosen to exclude
Ed Giera from these statistics to avoid duplication
as he will retire from our Board in March 2025 and
will be succeeded as Board Risk Committee Chair
by David Oldfield (who was appointed to the Board
with effect from 1 December 2024).
At 31 December 2024, 31% of the Board were
female. Following the appointment of Enrique
Alvarez on 12 February 2025 this reduced to 29%.
With the appointment of Nicky Morgan as SID, I
am pleased that we have already made positive
progress towards meeting our ambitions.
No Directors were from an ethnic minority
background.
At 31 December 2024, 30% of Executive
Committee members were female, 38% of our
Leadership Group (the level below the Executive
Committee) were female. The Board places high
emphasis on ensuring the development of different
perspectives in the senior management and
through succession planning.
Board composition and skills

	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	9	69%	4	7	70%
Women	4	31%	1	3	30%
Not specified/prefer not to say	-	-	-	-	-

	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (inc. minority-white groups)	13	100%	4	10	100%
Mixed/Multiple Ethnic Groups	-	-	-	-	-
Asian/Asian British	-	-	-	-	-
Black/African/Caribbean/Black British	-	-	-	-	-
Other ethnic group, including Arab	-	-	-	-	-
Not specified/prefer not to say	-	-	-	-	-

The tables above outline the current gender and ethnic diversity of the Santander UK Group Holdings plc Board and executive management reflecting data gathered via self-reporting methods. For Board directors this was via an email data collection exercise and for members of the executive management team it was collected via the HR system WorkDay, which colleagues can choose to update at any point. The CEO and
CFO are members of both the Board and executive management and so are counted in both groups in the above tables.

Annual Report 2024	Santander UK Group Holdings plc	49

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board and Committee effectiveness
To ensure that the Board and its Committees' remain effective, we carry out an annual evaluation which includes the performance of individual Directors. In line with the Corporate Governance Code, this evaluation is typically facilitated externally at least once every three years, allowing for an independent review of the
Boards' performance. I, with the support of the Board Nomination & Governance Committee, lead the Board in considering and responding to the annual evaluation. The Board approves an action plan to address any areas of improvement identified in the annual evaluations and the Board Nomination &
Governance Committee oversees the progress on these. An update on the findings from the 2023 evaluation is set out below.
Progress against 2023 evaluation findings

Opportunities for improvement	Update on actions
Improving Board-level information
There has been a marked improvement as a result of training, updated paper templates and advice given by the Corporate
Governance Office in the length of the Board packs and the timeliness in which they are provided to Directors. We believe that there is always room for improvement and therefore it remains on the 2024 action plan.

Forward leaning strategic topics for the board agenda
During 2024, we provided updates on strategic topics such as market outlook, competitive environment and external landscape through Board updates, workshops or sessions with external speakers. We will also continue to review the
Forward-Looking Agendas for the Boards and the Committees to ensure the Board’s time is maximised on matters of strategic relevance including covering topics such as customer perspective and competitor environment.

Managing Board transition and roles
Following the appointment of three new Directors in 2024, the Board Nomination & Governance Committee oversaw that each new Board member was given a thorough and tailored induction to the business to help them settle into their roles quickly has been acknowledged as a priority. The induction plans included familiarisation with the overall Group-wide strategy and Group-subsidiary relationship and sessions on specific topics relevant to the Santander UK business. The induction sessions were led by key members of management, the Corporate Governance Office and Group representatives.

Following the internal reviews completed in the prior two years, Dr Tracy Long of Boardroom Review Limited was chosen to undertake an externally facilitated review (the Review) in 2024, in line with UK Corporate Governance Code expectations. Dr Long completed the previous external evaluation in 2021, but has no other connection to the Company or its Directors, and as such it was felt she would be able to independently assess the Board whilst providing valuable insight on the progress and performance over the last three years.
2024 External effectiveness review process

Stage 1	à	Stage 2	à	Stage 3
Scope of review		Review activity		Findings and actions

The scope for the Review was agreed to
ensure a formal and rigorous evaluation of
the performance of the Board and its
Committees.
The methodology encouraged candid
reflections from each participant on the
current strengths and preparation for future
challenges.

Individual interviews were held with each
Director, as well as members of senior
management. Discussion themes included
board dynamics, culture and contribution;
understanding of purpose, values and
strategic alignment and executive
leadership.
A full cycle of Board and Board Committee
meetings was also observed. The
Company Secretary provided a suite of
documents to enable a thorough review of
Board-related governance materials.

A comprehensive report evaluating the
Board's performance was produced by
Boardroom Review and presented by
Dr Long at the December Board meeting.
The Board collectively discussed the
results and recommendations, before
agreeing the key priorities and a practical
action plan (see below).

Outcomes from the 2024 Board evaluation
Overall, the Review concluded that the Board and all Committees continue to operate effectively and are rated highly. The key strengths identified were the
Board's positive ways of working, progress made on transformation and remediation activities, an improvement in the relationship with the regulators since the last review, improvement on the quality of the Board papers and significant improvements to the Environmental, Social and Governance agenda.
The Review also identified opportunities for improvement for the Board as a whole and for the Board Committees. The key priorities are set out below. The Board considered all of the recommendations from the Review and agreed on an action plan which will be overseen by the Board Nomination & Governance Committee throughout 2025.

Annual Report 2024	Santander UK Group Holdings plc	50

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

2024 Review findings

Opportunities for improvement	Commentary and actions
Future board composition
The Board will need greater technology insight as a core skill to meet our longer term strategic goals. Workshops will be scheduled to ensure the Board remain up to date with, and are forward looking, on technology, including digital functionality for customers, AI uses and cybersecurity issues and their impact on the Company. In addition, we recognise the importance of a diverse Board, and the ambitions we have set on gender and ethnicity as set out in our Board D&I Policy.

Cyber risk
To ensure that the Board are as well prepared as possible to respond to a cyber threat, an unscripted simulation exercise will be performed this year. We will also arrange for an external expert to speak to the Board.

External landscape
There is appetite for the Board to know more about the competitive landscape, with updates covering real-time information on sector dynamics, clarity of expected results and appreciation of existing and/or emerging barriers to action. These updates will be scheduled throughout 2025, and we will invite external speakers to Board sessions to provide different perspectives.

Measuring our culture
To continue to promote and oversee the embedding of our desired culture, the Board will continue to evolve how it measures and evaluates Santander UK's culture, reflect on new ways to monitor and communicate the behaviours we want to promote, sharing who we were to who we are becoming through our stories of success and lessons learned.

As part of the Review, I also conducted an assessment of each individual Director's performance to identify any areas of development, which we then discussed privately. The findings, in combination with the individual's skills, time commitment and independence assessments, as overseen by the Board Nomination &
Governance Committee, confirmed that each Director continues to contribute positively.
Ed Giera, as SID at the time, also undertook an assessment of my performance as Chair, seeking feedback from each Director which was then discussed at a meeting without me present.
William Vereker
Chair
7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	51

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Nomination & Governance Committee Chair’s report

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

Committee members
William Vereker (Chair)
Ed Giera
Michelle Hinchliffe
Mark Lewis
Nicky Morgan
Pamela Walkden
Details of the Committee’s role in the annual
effectiveness review of the Board and its
Committees, and on progress against the
Board D&I Policy are set out in the Board
and Committee effectiveness section and the
Board Diversity section of the Chair's report on
Corporate Governance, respectively.
Fees paid to INEDs for Board and Board
Committee chair and membership are set out
in the Remuneration Implementation Report.
Key activities in the year
In 2024, the Committees’ work focused on:
Succession planning
The Committee oversees a formal, rigorous and
transparent process to identify, nominate and
recommend candidates for appointment to the
Board and senior management positions.
As part of ongoing succession planning activity,
the Committee regularly reviews the succession
plans in place for the Board, the CEO and senior
management positions. This includes ensuring that
there is a skills, experience and diversity matrix to
map each Director's attributes against those most
relevant for the Board, reflecting the Company’s
strategic direction and identifying gaps in its desired
collective skills profile as well as highlighting the
skills and experience which could be lost with
a retiring Director. For key senior management
positions, the Committee works with Banco
Santander to ensure there are suitable candidates
identified from across the Banco Santander group
as ‘Ready Now’, ‘Ready in 1-3 years’ and ‘Future
Ready’.
While appointments are always based on the merit
of the individual candidates and objective criteria,
we also aim to promote diversity in its broadest
sense. This complements and strengthens the
overall Board and its Committees' skills, knowledge
and experience. Any appointments also take
account of all legal and regulatory requirements.
In anticipation of Ed Giera retiring from the Board
in 2025, following more than nine years of service,
the Committee focused on identifying successors
for the roles of Chair of the Board Risk Committee
(BRC) and Senior Independent Director (SID).
As reported last year, Spencer Stuart, external
search consultants with whom the Company and
individual Directors have no other relationship,
assisted with the search process to identify
candidates who could serve as Chair of the BRC.
The Committee agreed the personal attributes
including cultural fit, and ability to lead and manage
change which were desirable for the role and the
skills and experience needed. A database of
potential candidates was created with our Board
D&I Policy in mind when doing so.
Following a review of a longlist of potential
candidates drawn up by Spencer Stuart, the
Committee agreed a shortlist, each of whom were
interviewed by me and other Board members. After
detailed feedback from these interviews, the
Committee selected which individuals should
progress to interviews with representatives
of Banco Santander management. David Oldfield
was identified as the preferred candidate, and his
appointment as an INED, to succeed Ed Giera as
Chair of the BRC on Ed’s retirement in 2025 was
recommended to, and approved by the Board.
During the above search process it was identified
that David Gledhill would bring valuable and
relevant experience in digital transformation
and broader banking from his 30 years in
financial services. As such, the Committee also
recommended his appointment as an INED to
the Board.
For the role of the SID, we considered candidates
from our existing INEDs and proposed that Nicky
Morgan be appointed to serve as SID following
Ed’s retirement given her familiarity with the
business, understanding of the customer from her
role as Board Responsible Banking Committee
Chair and Consumer Duty Champion, and
excellent relationships with the other NEDs and
EDs.
As set out in last years’ report, the Committee
recommended Angel Santodomingo be appointed
as successor to Duke Dayal as CFO. Angel was
appointed to the Board on 5 March 2024.
The Committee also recommended the
appointment of Enrique Alvarez Labiano, CEO of
Retail and Business Banking as an ED upon
receipt of regulatory approval. The appointment
promotes our succession planning and talent
development initiatives and provides greater
balance of NEDs and EDs on the Board.
We also oversaw and approved changes to the
Executive Committee and other senior
management positions in 2024. Tim Hinton, CEO,
Santander CCB retired in September 2024 and
was succeeded by John Baldwin. John Mills,
Company Secretary, also retired and was
succeeded by Roz Rule from 1 January 2025.
On behalf of the Board, I would like to welcome
all those who joined us in the year and thank those
who left us for their contributions.
In 2025, the Committee will oversee the search for
my successor. This process is being led by Nicky
Morgan as the SID.

Annual Report 2024	Santander UK Group Holdings plc	52

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Nomination & Governance Committee Chair’s report continued

Committee Composition
Following Board changes in the last two years,
the Committee reviewed the composition of each
Board Committee. The review aimed to balance,
streamline and align Committee memberships,
taking into account any regulatory requirements.
A series of changes to Board Committee
composition were recommended to the Board,
as set out in the Board and Board Committee
attendance table in the Chair’s report on
Corporate Governance.
Governance
Review of the Corporate Governance Framework
(CGF) and Banco Santander group Frameworks
Santander UK has adopted a number of corporate
frameworks which set common principles across
key Banco Santander group subsidiaries on certain
matters due to their impact on the overall group
risk profile.
Six of these frameworks were updated in 2024,
and we oversaw whether Santander UK remained
compliant with the key principles in each and if any
UK specific amendments were required.
In 2024, Santander UK approved its first
Governance strategy. As the Governance strategy
complements the Environmental and Social
strategies, which are overseen by the Board
Responsible Banking Committee, the Governance
strategy was recommended to the Board for
approval by the Board Responsible Banking
Committee. For more, see the Board Responsible
Banking Committee Chair’s report.
The Committee also reviewed updates to the
CGF to ensure it remains fit for purpose. Minor
changes were made to reflect updated ring-fencing
governance rule modifications plus a simplified
approach to delegated authorities.
Director induction and training
The Committee oversaw the induction and
development plans for each new Director,
ensuring they each received a comprehensive,
tailored induction for their specific roles
and were fully informed about strategic and
commercial issues affecting Santander UK, as
well as their duties and responsibilities as Directors.
Meetings were also held with key stakeholders in
the UK and across the Banco Santander group,
and they undertook visits to business sites in line
with their roles and needs.
Annual review of Director interests and
conflicts of interest
As set out in the Chair's report on Corporate
Governance, the Committee is responsible for
the oversight of conflicts of interest, reviewing
Directors' proposed external appointments and
their time commitment. No conflicts of interest were
identified in the year and no external appointments
were refused on the basis of a potential conflict or
time commitment.
William Vereker
Chair
7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	53

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Risk Committee Chair’s report

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
I would like to thank Lisa Fretwell for her
service on the Committee during 2024. I was
pleased to welcome David Oldfield to
the Committee in 2024 and to prepare for
David’s succession as Chair of the Committee
in March 2025. Having had the privilege to
Chair the Committee since 2015, I also wish
to thank the shareholder, management, and
the current and former Chairs of the Board,
the other Board Committees, and the members
of the Committee, past and present, for their
support and contributions during my tenure.

Committees’ responsibilities
Advise the Board on the Enterprise Wide Risk profile, Risk Appetite and strategy.
Provide advice, oversight and challenge to embed and maintain a supportive risk culture.
Review the Risk Framework and recommend it to the Board for approval.
Review and approve the risk types and risk activity frameworks in the Risk Framework.
Review the capability in the organisation to identify and manage new risks and risk types.
Review risks and issues escalated by the CRO, and their associated action plans.
Oversee and challenge the day-to-day risk management, oversight and adherence to risk frameworks and policies.

Committee members
Ed Giera (Chair)	Jose Maria Roldan
Michelle Hinchliffe	David Oldfield[1]
Mark Lewis	Pamela Walkden[2]
Nicky Morgan	Lisa Fretwell[3]
1.Joined on 1 December 2024
2.Left 1 April 2024
3.Left 1 October 2024
As described in the Board and Committee
effectiveness section of the Chair's report
on Corporate Governance, the Committees’
performance was assessed as part of the
annual review. The review concluded that the
Committee continues to operate effectively.
Key activities in the year
In 2024, the Committees’ work focused on:
Economic Crime risk
Financial crime risk remains a source of significant
external threats and a focus for the Committee.
Throughout the year, the Committee continued
to oversee the plans to return to Board risk
appetite. In doing this the Committee challenged
management's approach to financial crime risk
appetite metrics, the pace of transformation,
the embedding of effective controls, and any
emerging risks.
The Committee welcomed the progress made
to mitigate operational risk losses from fraud,
including the implementation of new detection
controls and coordinated customer awareness
campaigns, which has led to a reduction in Remote
Access Fraud risk for our customers.
Evolving Geopolitical and Macroeconomic
Conditions
The Committee conducted a thorough assessment
of the capital and liquidity requirements needed to
sustain resilient business operations and endure
any significant stress events. We evaluated how
any UK election-related policy commitments might
impact Santander UK, as well as the potential
market instability that could arise from elections in
other jurisdictions.
The Committee also examined various factors in
the broader macroeconomic environment that
could influence the funding market or contribute
to market instability, particularly concerning any
changes in monetary policy introduced by a new
UK government.
We also considered the potential implications
for credit exposures in both our retail and
corporate portfolios, taking into account shifting
macroeconomic conditions and any potential
shocks that could affect borrowers' ability to service
their debts amid heightened volatility in both
interest and non-interest related costs.
IT, Cyber and Information Security risk
In 2024, significant progress was made in
reducing technology risk through a programme
of remediation activities. The Committee oversaw
the programme throughout the year to meet the
Board's Risk Appetite targets, highlighting the
continued improvement in reducing IT related
incidents and the ongoing management of
technology obsolescence.
The Committee also received regular reports on
cyber and information security risks, monitored
the progress of our Cyber Critical Remediation
Plan, and ensured robust controls are in place to
manage cyber threats and related Third-Party
services.
Net Interest Margin Compression risk
The Committee continued to oversee
management’s strategies for managing liquidity,
funding, and interest rate risks. This involved
evaluating management's approach to mitigating
exposure to net interest margin compression,
managing the structural position in a more volatile
interest rate environment, and balancing funding
requirements in a challenging market environment.
Outsourcing and Third-Party Risk
Management and Business Disruption
The Committee maintained oversight of
outsourcing and third-party risk management
arrangements to identify risks from its third-party
supply chain. The Committee constructively
challenged management about the progress made
in remediating issues related to intra-group third-
party risk management and ensuring compliance
with regulatory requirements.
Data risk
The Committee continued to focus on data
management and data privacy risks. We received
updates on the data management strategy and the
ongoing efforts to improve its risk profile. We held
discussions with management on the progress
in developing, implementing, and enhancing new
and existing data controls through various data risk
initiatives. These initiatives included establishing
appropriate processes, prioritising the resolution
of gaps in data controls and data lineage testing,
and ensuring that effective remediation plans are
in place to further enhance data quality.
Effectiveness of risk management system and
internal controls
Santander UK made significant improvements
in 2024 to identify risks across the business and
enhance controls. We continued to enhance our
approach to assess and report on key non-financial
risk categories. This included developing and
monitoring critical remediation plans, enhancing
Risk Control Self-Assessments (RCSAs) with a
move to a trigger-driven approach, a rationalisation
of essential controls, expanding independent
control testing, and creating an improved non-
financial risk taxonomy.
Despite these advancements, the Committee
acknowledges that work remains ongoing to
further bolster and mature the framework and tools
to meet industry standards and greater regulatory
expectations. In the first half of 2025, management
plans to substantially refresh and simplify RCSAs
and associated controls to generate outputs that
are more meaningful and actionable for the
business in reducing risk to our customers.
Looking ahead, we face increasing challenges from
emerging risks. The external threat landscape is
continuing to evolve, influenced by geopolitical
factors, new technologies, and heightened risk
interconnectivity. Plans have been put in place to
address these risks effectively, but will require close
ongoing management.

Annual Report 2024	Santander UK Group Holdings plc	54

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Primary activities
The Committee fulfilled its responsibilities in 2024, by monitoring, challenging, and advising the Board on Santander UK’s current risk exposure and future risk strategy. The Committee seeks to promote a strong risk culture throughout the business.

Areas of focus	Action taken by the Board Risk Committee	Outcome
Risk Appetite
–Reviewed and challenged the framework of the Board Risk Appetite Statement
(RAS) to ensure that it effectively sets appropriate limits for each primary risk type.
The challenge included the metrics related to Business Disruption risk, specifically concerning impacts to important business services for customers, making Data
Risk metrics more outcome-based, examining the appropriateness of thresholds for Model risk metrics, and ensuring consistency across the RAS with the metrics.
Management addressed all these challenges effectively.
–Recommended the proposed Risk Appetite to the Board for approval. For more, see ‘Risk Appetite’ in the ‘Risk governance’ section of the Risk review.
Risk Framework
–Reviewed proposed changes to the Risk Framework, particularly changes proposed to the second line of defence responsibilities, management restructures, risk culture and the Financial Crime risk framework. We also challenged management on the accountability of the Financial Crime risk framework to align with regulatory expectations.
–Discussed the annual certification process and assessed the extent to which the
Risk Framework had been effectively implemented and embedded across the business.
–Noted that Risk certification results indicated the majority of Santander UK remained fully compliant with the Risk Framework.

–Agreed that the Risk Framework
continues to meet Industry and
regulatory standards and that it
has been effectively implemented.
–Recommended proposed changes to
the Board for approval.
For more, see ‘Risk Framework’ in the
‘Risk governance’ section of the Risk
review.

Stress testing
–Stress testing remains a key tool to highlight and manage the impact on capital and profit and loss in stress scenarios. The Committee continued to closely monitor methodology, governance arrangements, and outputs.
–Reviewed and challenged the stress testing, assumptions, sensitivity testing and scenario analysis for the 2024 ILAAP and ICAAP submissions.
–Supported management’s assumptions and range of outcomes that Santander UK needs to prepare for. For more, see ‘Stress testing’ in the ‘Risk governance’ section of the Risk review.
Credit risk
–Provided oversight via regular updates on the credit risk exposure of customers and clients in our Retail & Business Banking, Corporate & Commercial Banking and
Consumer Finance businesses. This included monitoring risks associated with large single-name exposures and franchises.
–Reviewed the potential implications of changing macroeconomic conditions and the impact of any possible shocks on our customers’ credit risk exposures across our portfolios. This analysis considered the impact on borrowers' debt servicing capacity amidst elevated cost of living expenses in the UK in 2024, as well as rising volatility in both interest and non-interest related costs.

–Concluded that Santander UK’s credit
portfolios remained resilient and
encouraged management to take
appropriate measures to address
our top and emerging risks exposure.
–Supported management in implementing
policy adjustments to manage risks
across our portfolios, particularly focusing
on arrears management and assisting
customers in financial difficulty.
For more, see the ‘Credit risk’ section of the
Risk review.

Liquidity risk
–Assessed the liquidity risks related to current macroeconomic factors and changing customer behaviours, especially between digital and non-digital channel customers.
Reviewed management’s proposed approach to managing exposure to interest rates and mitigating net interest margin compression risk over the duration of our strategic plan and challenged management’s continued ability to remain agile in a more volatile interest rate environment.
–Reviewed the ILAAP, including the different scenarios and approaches utilised, and noted management had addressed all regulatory feedback on the previous Liquidity
Supervisory Review and Evaluation Process and subsequent ILAAP reviews.
–Challenged management on the risks to financial stability posed by the shadow banking sector.
–Considered half yearly updates on Treasury and asset and liability management activities, the macroeconomic environment, Bank of England Bank ate changes and the impacts on products, particularly mortgages and pricing.

–Acknowledged that Santander UK
holds sufficient liquid resources and
has adequate governance and controls
in place to manage liquidity risks.
–Recommended the 2024 ILAAP to the
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
–Reviewed the ICAAP, including the scenarios used, and challenged management on the climate scenarios.

–Recommended the payment of dividends
to the Board for approval, subject to final
determinations on capital distributions by
the regulator.
–Recommended the ICAAP to the Board
for approval, following review and
challenge.
For more, see the ‘Capital risk’ section of
the Risk review.

Annual Report 2024	Santander UK Group Holdings plc	55

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Areas of focus	Action taken by the Board Risk Committee	Outcome
Operational risk & resilience (including Critical Remediation Plans)
Received regular updates on key operational risk profiles and risk appetite, including progress on critical remediation plans, with a particular focus on Operational
Resilience and Business Disruption, IT and Cyber and Information Security,
Outsourcing and Third Party and Data:
For more, see the ‘Operational risk & resilience’ section of the Risk review.
Data

– Received regular updates on Data Management and Data Privacy risks. These updates included information about the data strategy and the progress of remediation plans aimed at improving the metrics for measuring risk appetite. We discussed legacy and emerging data risk challenges, particularly those related to data quality and control.
– Challenged management regarding the adequacy of the financial, SME and IT resources required for delivery of the remediation plan, and the feasibility of meeting the associated deliverables.
– Reviewed the data strategy and its approach. In addition to ensuring compliance, we encouraged management to explore how the programme can create commercial opportunities that lead to additional positive outcomes for customers.
– Supported the data strategy and its approach. – Oversight of the Data remediation plan will remain a priority for the Committee in 2025.
Operational Resilience and Business disruption

–Challenged management on the scope and coverage of operational risk appetite, resulting in enhancements to a number of risk appetite statement metrics.
–Reviewed the progress of Operational Risk self-assessments towards achieving regulatory compliance in 2025.
–Challenged management on the progress made in completing the scenario tests carried out across all important business services (IBS) to customers to determine any limitations in the IBS to recover customer services within impact tolerance.
–Reviewed the business disruption risk profile and Board Risk Appetite associated with IBS.
–Sought assurance regarding compliance with the March 2025 regulatory operational resilience requirements and the strategy that would be utilised as part of the associated governance and assurance processes.
–Reviewed the 2024 Operational Resilience Self-Assessment report. This report outlines the resilience risks that could affect Santander UK's ability to recover IBS services to customers within impact tolerance in severe but plausible scenarios.
–Held a Board workshop with Operational Resilience subject matter experts to review operational resilience and challenge management on the methodologies and the rationale behind their approach.

–Approved the 2024 Operational
Resilience Self-Assessment report.
–The Committee is encouraged by
management’s confidence in delivering
the operational resilience risk remediation
programme and the high level of focus on
ensuring Santander UK achieves
operational resilience regulatory
requirements by March 2025.

IT, Cyber and Information security

–Received regular updates on IT risk and progress made across the IT Risk
Remediation activities, including achieving key milestones such as the integration of the IT and Operational Resilience programme to ensure delivery of the operational resiliency requirements by March 2025.
–Challenged management’s long-term plan for addressing key resource constraints within the Technology team and received assurance that they have successfully reached their goals of strengthening subject matter expertise, and will continue to enhance the technology target operating model.
–Reviewed the cyber and information security risk strategy which is focused on ensuring safe and resilient services to customers.
–Reviewed reports on cyber and information security risks with a key focus on the external threat landscape posed by third-party supply chains and the actions being taken by management in response, including a comprehensive review of all critical third-party vendors and enhancement of controls.
–Considered the progress made on the Cyber Critical Remediation Plan, which included the progress on Active Directory domains and technology obsolescence.

–Acknowledged the progress made in
achieving key milestones for IT risk as
part of the IT Risk Remediation activities.
–Supported the cyber and information
security risk strategy. Noted that
recent efforts, such as introducing a
new Cyber Fraud Intelligence source,
implementing enhanced detection
controls, and coordinated awareness
campaigns, successfully led to a
decrease in Remote Access Fraud for
customers.
–Encouraged management to give further
consideration to cultural challenges and
how they would support ongoing risk
reduction for our customers.

Outsourcing and Third party

–Provided oversight of the risk exposure related to Santander UK's third-party supply chain. This involved closely monitoring the progress of remediation plans for Third Party Risk Management and ensuring compliance with SS2/21, particularly concerning intra-group arrangements with Banco Santander.
–Challenged management on any concentration risk considerations associated with the business’s direct and indirect exposure to AWS Public Cloud. The
Committee was assured that Santander UK continues to collaborate with Banco
Santander technology team to align with a multi-hybrid cloud strategy aimed at mitigating any concentration risk and enhancing regional resilience.
–The Committee is encouraged by the level of progress made, including investment in core systems, training of key staff, and improved service management to support our customers.

Annual Report 2024	Santander UK Group Holdings plc	56

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Areas of focus	Action taken by the Board Risk Committee	Outcome
Financial Crime
–Continued to challenge management on reducing the residual risk and returning to Board Risk Appetite, adequacy of resources and key deliverables across the remediation plan, which remained a priority in 2024. Assessed preparations by the three lines of defence in respect of testing and demonstrating the planned return to
Board Risk Appetite on a sustainable basis in accordance with the remediation plan.
–Reviewed the regular Money Laundering Reporting Officer’s reports and considered the evolving regulatory, geo-political and legal requirements across the financial crime landscape.
–Considered the changes proposed to Anti-Money Laundering and Counter Terrorist
Financing Policy (AML/CTF).
–Reviewed different strategies to mitigate fraud risk, including improving the Fraud
Framework and impact of any decisions taken by the Payment Systems Regulator.
–Following changes to the Governance framework in Q424, transferred oversight for the Financial Crime Remediation Programme to the Special Projects Committee.

–Recommended the proposed Financial
Crime risk, Fraud risk Appetite metrics
and AML/CTF Policy to the Board for
approval following review and challenge.
–Acknowledged the significant
progress on financial crime remediation
plans made in 2024 and continuing
commitment and high level focus
on ensuring that Santander UK returns
to Board Risk Appetite on a sustainable
basis.
For more, see the ‘Financial crime risk’
section of the Risk review.

Model risk
–Received updates on model risk management activities.
–Considered management’s assessment of the progress of the Model Risk
Transformation Programme, noting that it encompasses a broader scope than the progress of any individual model, with a focus on establishing standards and frameworks.
–Reviewed the advancements in new regulatory model requirements, including the governance approach and resource capabilities needed to meet the increasing regulatory expectations such as those related to Supervisory Statement 1/23
(SS1/23). Examined management’s strategy for complying with SS1/23, along with potential challenges and critical issues.
–Held a Board workshop with subject matter experts to discuss the regulatory expectations for Boards regarding SS1/23, including with respect to assumptions and limitations of Santander UK’s most significant models.

–Endorsed the appointment of the
Senior Management Functions
responsible for supporting compliance
with regulatory requirements as part of
the implementation of SS1/23.
–Agreed to recommend the Model Risk
Policy to the Board for approval following
review and challenge.
–The Committee is committed to
ensuring that Santander UK meets the
SS1/23 requirements and effectively
implements the overall Model Risk
Transformation Programme.
For more, see the ‘Model risk’ section
of the Risk review.

Ed Giera
7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	57

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Audit Committee Chair’s report

Michelle Hinchliffe Chair
Introduction
On behalf of the Committee, I am pleased to
present the Board Audit Committee report.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure
alignment of practices, policies and
procedures.
I am also the Chair of the RFB Committee and, as
the vast majority of Santander UK's business is
within the RFB’s perimeter, this report details the
governance arrangements, practices and activities
of both Committees.
I was pleased to welcome Dave Gledhill and David
Oldfield to the Committee in 2024. I would like to
thank Nicky Morgan and Mark Lewis who stepped
down from the Committee in 2024 for their
contributions.

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

Committee members
Michelle Hinchliffe (Chair)
Ed Giera
Lisa Fretwell
David Gledhill[1]
David Oldfield[2]
1.Joined on 1 October 2024
2.Joined on 1 December 2024
As described in the Board and Committee
effectiveness section of the Chair's report
on Corporate Governance, the Committees’
performance was assessed as part of the
annual review. The review concluded that the
Committee continues to operate effectively.
Key activities in the year
In 2024, the Committees’ work focused on:
Financial reporting
–Challenging the macroeconomic scenarios and
the weights applied to each scenario and other
inputs to credit risk models for purposes of
estimating expected credit loss (ECL)
provisions, to ensure appropriateness.
–Considering management's proposals on
Judgemental Adjustments (JA) to the ECL and
other areas of management estimate.
–Reviewing management’s approach and key
methodology changes for new mortgage
and corporate ECL models, and supporting
simplifications to reduce run time and allow for
increased macroeconomic sensitivity analysis.
–Considering management's assessment of the
effectiveness of model risk management for
financial reporting related models.
–Considering management's proposals on key
inputs to interest rate models and challenging
the calculation of JAs including a JA to reduce
an overestimation in Early Repayment Charges
(ERC).
–Considering the approach and key inputs to the
valuation of the pension scheme assets and
reviewing key assumptions and inputs to the
calculation of the defined benefit obligation.
–Reviewing the goodwill balances to identify
any indicators of impairment and consideration
of the disclosures of key sensitivities and
potential impacts.
–Reviewing the disclosures in the financial
statements, including challenging provision
estimates and the assessment of contingent
liability matters and their disclosures.
–Reviewing management’s assessment of
historical motor finance commission payments
and that an economic outflow was probable.
–Challenging the inputs to the model to
determine the historical motor finance provision
and considering the disclosure requirements
regarding this matter.
Internal controls and regulatory reporting
–Overseeing the independent testing of
Sarbanes-Oxley (SOx) controls by the Finance
Risk and Control team, identified control
deficiencies and related remediation plans.
–Overseeing programs to enhance the
completeness and accuracy of data used in
ECL provisions.
–Overseeing management’s capital and liquidity
regulatory reporting programs designed to
ensure continued compliance with regulatory
requirements and standards.
–Reviewing the implementation of significant
change and transformation programmes, with
consequences for internal control over financial
reporting (ICFR), including commencing on a
new general ledger replacement programme.
Internal Audit
–Monitoring progress against the 2024
Audit Plan.
–Monitoring past due Internal Audit
recommendations and management's
remediation plans to close them.
–Receiving regular updates on the operational
effectiveness of Internal Audit to ensure the
quality and experience is appropriate for the
business and that it is appropriately resourced.
–Considering the results of Internal Audit
reviews with relevant Line 1 management
as appropriate.
–Considering the 2025 Audit Plan and Internal
Audit’s annual report for recommendation to
the Board.
–Monitoring adherence to the Internal
Audit Charter and appropriate preparation
for compliance with the new Global Internal
Audit Standards effective from January 2025.
Recovery and Resolution planning
–Overseeing management's progress on
resolvability.
–Supporting the ongoing maintenance and,
where appropriate, enhancement of the
Company's resolution capabilities.
–Overseeing the updating and submission of the
recovery plan to the PRA.
Whistleblowing
–Monitoring management's continued embedding
of its whistleblowing framework
and arrangements including refinements of
our policies and operating procedures to stay
abreast of best practice.
–Considering key themes and individual
whistleblowing cases where appropriate.
–Considering the whistleblowing annual report
to the Board.
Oversight of external auditors
–Approving the external auditor's proposed audit
scope and related fee proposal.
–Considering the FRC's 2023/24 Audit Quality
Inspection results published in August 2024
and other audit quality indicators including the
PwC Transparency Report as part of our annual
assessment of PwC's performance.
–Reviewing PwC's reports on findings
and recommendations on internal control
and their view of management's progress in
resolving them.
–Reviewing PwC’s reports on financial reporting
matters identified during their audit.
–Discussing developments in financial reporting
including changes to statute, accounting
standards and best practice.
–Monitoring the ongoing independence of PwC.

Annual Report 2024	Santander UK Group Holdings plc	58

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Financial reporting
Significant financial reporting issues including judgements and estimates
The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. This is considered by the
Committee on at least a quarterly basis.
In 2024, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue	Action taken by the Board Audit Committee	Outcome
Credit impairment charges Determining the appropriateness of credit impairment charges is highly judgemental requiring management to make a number of assumptions.
Overall approach
–Considered the challenges in applying management
judgements on ECL provision given the current
economic environment.
–Reviewed the updated macroeconomic scenarios and
weights throughout the year, which captured a wide range
of potential outcomes for the UK economy.
–Considered management’s proposal to reduce number of
macroeconomic scenarios by removing the Stubborn
inflation scenario as the risk of high inflation reduced.
–Oversaw improvements in the framework to identify when
a new JA is needed or an existing JA is no longer required.
–Monitored the new ECL model implementation that went
live in H124.

–Agreed with management on the level of disclosures on
management judgements and estimates.
–Satisfied ourselves with the robustness of the process
used to arrive at the management judgements and
estimates as well as with the management judgements
and estimates themselves.
–Endorsed the updates to the macroeconomic scenarios
and weights including management’s judgement to reduce
number of macroeconomic scenarios from five to four.
–Endorsed the improvements in the JA framework.
–Endorsed management’s approach and key methodology
changes for ECL provisioning including updated SICR
triggers and the new ECL models implemented in the year.
See the 'Credit risk' section in the Risk review.
See 'Critical judgements and accounting estimates' in Note 1 to the Consolidated Financial Statements.

Retail and corporate credit impairment charges
–Reviewed detailed reports from management throughout
the year to satisfy ourselves that SICR triggers had been
correctly identified.
–Considered management's proposal to retire certain JAs
due to the updated SICR triggers.

–Concurred with management's judgement on the level of
retail and corporate credit impairment charges, concluding
that the underlying assumptions were reasonable.
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
–Reviewed management’s judgements and estimates on
the level of provision and any potential liability for historical motor finance commission payments.
–Scrutinised the level and adequacy of customer
remediation, litigation and other regulatory provisions and
challenged management’s assumptions.
–Monitored progress on litigation with a third party over an alleged PPI liability and reviewed judgements and estimates
on the level of provision for potential future legal claims.
–Reviewed management’s judgements and estimates on the
level of provision for a legacy tax dispute with an overseas tax authority regarding equity related transactions
undertaken by Santander Financial Services plc (SFS).
–Reviewed management’s judgements and estimates in
respect of any potential liability in relation to on-going
German dividend tax arbitrage transactions regulatory and
law enforcement investigations.

–The Committee agreed that it was now probable that an
economic outflow would be incurred and endorsed
management’s best estimate of the potential loss, which
considered a range of scenarios scrutinised by the
Committee.
–Agreed with management’s judgement on the level of
customer remediation, litigation and other regulatory
provisions and/or contingent liability disclosures.
–Endorsed the proposed year-end disclosures.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See Note 27 and 30 to the Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	59

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Financial reporting issue	Action taken by the Board Audit Committee	Outcome
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
–Agreed with management's approach to illiquid assets
valuation.
–Agreed with management's proposals to update the mortality
projections to reflect the latest published CMI projections.
–Endorsed the proposed quantitative and qualitative year-end disclosures in respect of pension obligations.
See ‘Critical judgements and accounting estimates’ in Note 1 to the Consolidated Financial Statements.
See Note 28 to the Consolidated Financial Statements.
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

–Agreed with management that no impairments to goodwill
or the cost of the Company's investment in Santander UK plc
should be recognised in 2024.
–Endorsed the proposed year end disclosures
See Note 19 to the Consolidated Financial Statements.

Other areas	–Reviewed the outcome of management’s going concern assessment. –Reviewed the outcome of management’s assessment of climate risk exposure.
–Agreed with management that the going concern basis of
accounting remained appropriate at 31 December 2024.
–Agreed with management that no impairment should be
recognised in relation to climate risk in 2024.
–Endorsed the proposed year end disclosures.
See Note 1 and 'Going concern' in this report and in the
Directors' report.

The Committee’s focus continues to be on areas
of significant judgement and estimate which pose
the greatest risk of a material financial statement
misstatement. In doing so we consider carefully
the views of PwC, our external auditors, who
constructively challenge the Company's financial
reporting. In addition to the areas set out in the
preceding table, the Committee also considers
other higher risk items. For 2024, these continued
to include the identification and assessment of
risks of material misstatement due to management
fraud or error. We also considered management's
assessment of the effectiveness of model
risk management for financial reporting
related models.
Disclosure in the Annual Report
We received verbal updates, in respect of each
quarterly financial report, from the Disclosure
Committee, a senior executive committee chaired
by the Financial Controller. Its remit is to advise the
Committee on the completeness and accuracy of
disclosures in the Company’s external reporting.
Some of the Committee's disclosure
considerations included:
–Introduction of an ESG Framework to better
align with Banco Santander and improvement
of the control environment for ESG, including
narrative and data collation.
–Review of the Modern Slavery Statement which
sets out the steps we have taken to ensure
there is no slavery in our business and supply
chains.
–Overview of SOx control deficiencies at the
year-end 2024.
This, together with other reports received in
the year, and a review of best practice and peer
approaches, enabled us to conclude that we were
satisfied with the disclosures in this Annual Report.
Management also engaged with the Board and the
Committee in 2024 in respect of the approach to
the Annual Report which enabled us to input into
the overall tone and messaging in a timely manner.
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
Following our assessment, we concluded that
the 2024 Annual Report was fair, balanced
and understandable.

Annual Report 2024	Santander UK Group Holdings plc	60

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Financial Reporting Council (FRC) Annual
Review of Corporate Reporting 2023/24
In September 2024, the FRC issued a report which
set out its views on key developments for annual
reports, codifying its Thematic Reviews. The report
highlighted areas of high-quality reporting, but also
drew attention to improvements needed in areas
such as disclosures on the impairment of assets,
cash flow statements, financial instruments, and
the requirement for the Strategic Report to be 'fair,
balanced and comprehensive'.
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
In making our assessment, we considered all
information of which we were aware about the
future, which was at least, but not limited to,
12 months from the date that the financial
statements were authorised for issue.
Oversight of external auditors
External Auditors
PwC were appointed in 2016 and their
independence was considered and monitored
throughout the year. We were satisfied that PwC
continued to meet the independence requirements.
Ian Godsmark has been lead audit engagement
partner since June 2022.
A Banco Santander group wide external audit
tender was undertaken in the first half of 2024 for
the appointment of financial years 2026, 2027 and
2028. The Committee oversaw the process locally
with selected candidate firms and focused on audit
quality and expertise to ensure high quality audit
standards were retained.
A recommendation to reappoint PwC was made as
the preferred firm to Banco Santander based on a
robust review of the selected firms’ proposals.
Relationship and Engagement with PwC
Our review of the relationship with PwC included
the following activities:
–Consideration of their audit plan and updates.
–Consideration of their work relating to
management judgements and estimates.
–Consideration of the summary of misstatements
not corrected by management. The Committee
was satisfied that they were not quantitatively or
qualitatively material, either individually or in the
aggregate at each quarter-end.
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
Non-audit fees
We have a robust policy on non-audit services
provided by our external auditors. Non-audit
services were under continuous review throughout
2024 to determine that they were permitted
by reference to their nature, assessing potential
threats and safeguards to auditor independence as
well as the overall ratio of audit to non-audit fees.
All assignments require advance approval, either
by the Chair (or in their absence their alternate),
under delegated authority for amounts under
£250,000 plus VAT or, if larger, by the Committee.
This process is in addition to the requirement for all
non-audit fees to be approved by the Banco
Santander Audit Committee.
The fees for non-audit work performed by PwC in
the year are disclosed in Note 7 to the
Consolidated Financial Statements. We ensured
that these met the external and internal tests for
maintaining their independence.
In 2024, the Company paid a fee of £1.8m to PwC
in relation to incremental work undertaken in
support of their audit of Banco Santander SA.
In 2024, PwC's non-audit related fees were 28% of
their total audit fees for the Company, well within
the required cap of 70%.

Annual Report 2024	Santander UK Group Holdings plc	61

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Internal Controls and regulatory reporting
The Board Risk Committee has overall
responsibility for the effectiveness of the internal
control systems. However, due to the nature
of internal control matters, there is a degree
of overlap in responsibilities with those of
this Committee, particularly regarding financial
reporting controls.
Section 404 of the Sarbanes-Oxley Act
requires management to report on the design
and effectiveness of its internal controls over
financial reporting (ICFR) framework. The
Committee considered management's SOx
testing framework including 100% independent
design and effectiveness testing of financial
reporting controls; reviewing the adequacy
of data lineage; and the importance of the
deficiencies identified when considering root
causes and the remediation plans.
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
Internal Audit
The Internal Audit plan, based on a comprehensive
risk assessment, including budget and resources,
was reviewed and challenged by the Committee
prior to recommendation to the Board for its
approval. The plan was updated at regular
intervals in 2024 in response to emerging risks and
changes in the business and the regulatory
environment.
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
The Committee has approved the Internal Audit
Charter at its annual review and receives regular
updates on the quality assurance, capabilities and
capacity of the Internal Audit function to ensure
its operational effectiveness and adequate
independence. This is supplemented by regular
interactions between the Chief Internal Auditor and
the Committee Chair. We also receive feedback on
interactions between Internal Audit, management
and our external auditors.
Recovery and Resolution Planning
The Bank of England's (BoE) Resolvability
Assessment Framework (RAF) sets out how it
assesses UK financial firms' resolvability and
introduces a public disclosure regime. The
Committee oversaw management's progress on
resolvability, including achieving the best possible
rating across all three resolvability outcomes in
August 2024. Management will continue carrying
out fire drill exercises at various levels across the
business, including with senior management and
the Board.
The Committee also oversaw the updating of the
recovery plan which was submitted to the PRA
in June 2024 and included in the consolidated
Banco Santander Recovery Plan submission to
the European Central Bank in October 2024.
Whistleblowing
The Committee oversees Santander UK's
whistleblowing arrangements including
continuous refinement of our processes to
align with evolving best practice. Santander UK
recognises the importance of creating
an environment where employees feel safe and
able to Speak Up. Speaking Up is a core
behaviour at Santander UK and there are a
number of ways employees can do this, including
raising a concern via Santander UK's
Whistleblowing arrangements.
In 2024, management continued to manage
the whistleblowing framework and arrangements
under our oversight. We continued to refine
our policies and operating procedures to stay
abreast of best practice. During the year, additional
resources were added to the team to allow it to
continue to meet the expectations of regulators
and internal stakeholders, to ensure appropriate
management of conduct risk, and to enable them
to undertake additional activities.
The Committee considered bi-annual reports
on whistleblowing arrangements. This included
oversight and progress of concerns, outcomes,
identifiable trends, observable risks, the regulatory
environment, proposed changes to legislation
and activities to promote and enhance the
arrangements to support the culture of speaking
up. The Committee also reviewed the annual
Whistleblowing Report ahead of its submission
to the Board.
The Committee is satisfied that Santander UK
complied with the FCA and PRA regulations on
whistleblowing in the year.
I am the Whistleblowers' Champion, a role which
is to oversee the integrity, independence, and
effectiveness of the whistleblowing arrangements. I
am focused on procedures and governance to
prevent victimisation of employees who raise
a whistleblowing concern. I meet regularly
with management and I have been involved in
overseeing the implementation of continuous
improvements to the arrangements.
Other areas of 2024 focus
The Committee also reviewed and recommended
the Taxation Strategy for 2024 to the Board for
its approval.
Committee Oversight
In my capacity as Committee Chair, I meet with
key members of the management team and the
external auditors in advance of each Committee
meeting. I ensure that the Committee meets with
management, the Chief Internal Auditor and the
external auditors in private sessions. I also attend
meetings with the PRA.
With regards to my operation as Committee Chair,
the Board has determined that I have the
necessary qualifications and skills to qualify as the
Board Audit Committee financial expert as defined
in Item 16A of Form 20-F.
Michelle Hinchliffe
7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	62

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Responsible Banking Committee Chair’s report

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

Committees’ responsibilities
Support management in shaping, driving and
delivering the responsible banking agenda
of the business across a broad spectrum of
areas including customers, inclusive culture,
conduct, communities and climate change
and the environment (the Board Risk
Committee is responsible for overseeing the
risks associated with climate change).

Committee members
Nicky Morgan (Chair)[1]
Lisa Fretwell
Ed Giera[3]
David Gledhill[2]
Michelle Hinchliffe[3]
Mark Lewis [4]
Jose Maria Roldan
1.Joined as a member and Chair on 1 January 2024
2.Joined on 1 September 2024
3.Left on 1 October 2024
4.Joined on 1 January 2024
As described in the Board and Committee
effectiveness section of the Chair's report
on Corporate Governance, the Committees’
performance was assessed as part of the
annual review. The review concluded that the
Committee continues to operate effectively.
Key activities in the year
In 2024, the Committees’ work focused on:
Responsible Banking
Responsible banking is a broad term covering
an extensive array of environmental, social and
governance-related (ESG) matters that are key to
delivering Santander UK's strategy.
To complete our suite of ESG strategies, in 2024
we scrutinised and recommended to the Board
for approval, Santander UK’s first Governance
strategy which aims to ensure we have clear and
robust governance in place which promotes the
success of Santander UK, its customers and other
stakeholders. Fundamentally, this means ensuring
that the right people are in a position to make the
right decisions at the right time and on the basis
of the right information. The strategy identifies
the key priorities we need to deliver to meet that
ambition, and assesses their current status.
Specific actions have been identified and agreed
where the status of a priority is not judged as
‘green’. You can read more about this in our
Strategic Report. During the course of 2024, we
kept abreast of progress against our Responsible
Banking strategy via regular reporting,
encouraging management to work towards our
ESG ambitions.
Our customers
The Committees continue to ensure that customer
considerations are at the centre of their
discussions and decision making, and Consumer
Duty has been a helpful lever in that. We now
monitor our customers’ outcomes via a new
Consumer Duty dashboard and we also use that
dashboard to inform regular ‘deep dive’
discussions on key issues impacting our
customers. In 2024 these included:
–fraud against our customers
–persistent overdraft use
–access to branches
–supporting our customers to be greener
Management continues to take proactive steps to
support our customers, such as raising awareness
of the ways in which fraudsters may attempt to trick
them, and contacting customers to notify them of
products and services that may provide them with
better value. Critically, management continues to
invest in training for our customer-facing
employees to ensure they are fully equipped to
deal with the most complex customer issues at first
contact. We continued to monitor customer
satisfaction via our Net Promoter Scores, and
noted the positive progress this year. You can read
more about this in our Strategic Report.
Our people and culture
Our people are integral to the success of the
organisation and we therefore spend a significant
proportion of our meeting time assessing our
employee value proposition and culture. We have
continued our 'Employee Voice' discussions in the
year which give us first hand insight into the culture
of specific teams across the organisation, hearing
this year from Santander Consumer UK, the
Technology and Data teams, People Managers
and People & Culture function.
Lisa Fretwell is our Employee Designated Director
and she has reported to us quarterly on her and
fellow NEDs’ interactions with, and learnings from,
our employees. Each NED signed up to an
employee engagement programme for 2024 and
they shared their insights and experiences from
these. You can read more about this in our
Stakeholder Voice Statement in the Strategic
Report.I reported to you last year that
management was working on a new oversight
model aimed at providing us with a more holistic
view of our culture. This new approach, which takes
into account key indicators of each of Santander
UK’s behaviours as well as other important factors
such as leadership and inclusion, has been reported
to us over the course of the year. This dashboard
together with our personal interactions with
employees have provided us with evidence of a
shift in Santander UK’s culture which we will
continue to track and encourage in 2025.
Our inclusive culture is a strength that Santander
UK and the Boards are keen to continue to
develop and strengthen. In 2024, the Committee
reviewed and recommended to the Board a
refreshed Diversity and Inclusion Strategy1, as
required by UK regulation, which aims to
accelerate, and make sustainable change
to equality and inclusion over the next two-year
horizon, utilising social mobility as the key
differentiator. We also assumed responsibility from
the Board Remuneration Committees for reviewing
and approving the Pay Gaps report and we were
pleased to see the positive progress made this
year. You can read more about this on our website.
Regulators, conduct and compliance
Our regulators are key stakeholders as they
authorise Santander UK to provide our services to
our customers. Complying with regulatory
requirements and best practice is a priority and at
each quarterly meeting, the RFB Committee
receives comprehensive updates on the RFB's
conduct and regulatory risk status, as well as
actions to resolve any issues. The report also
includes 'horizon scanning' to give insight on future
regulatory or compliance areas of focus and how
management plans to address them.
Community and suppliers
To ensure we do the right thing by our communities
and suppliers, we received reports on a multitude
of matters, including our draft refreshed Social
Strategy, which I will report on in next year’s annual
report, our ethical procurement approach, and
activities undertaken to ensure that no modern
slavery exists in our supply chains . We are
pleased with progress in these areas and continue
to encourage management to do more.
Responding to climate change
We have detailed our activity in relation to our initial
internal Climate Transition Plan in our Stakeholder
Voice Statement of this report.
Nicky Morgan
7 March 2025
1.Alignment with FCA Consultation Paper CP23/20 that firms
in scope must develop an evidence-based Diversity and
Inclusion strategy.

Annual Report 2024	Santander UK Group Holdings plc	63

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report

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
During the year, the Committee welcomed
three new members: Jose Maria Roldan,
David Oldfield and David Gledhill. Further
details on the changes to the composition of
the Committees during the year can be found
in the Chair’s report on corporate governance.

Committees’ responsibilities
Setting the overarching principles and
parameters of the remuneration policy.
It does this in consultation with the RFB
Committee to ensure that the RFB can
comply with its legal and regulatory
obligations, including ring-fencing.

Overseeing the implementation of the remuneration policy, including approving individual remuneration packages and the bonus framework and outcomes for EDs and other senior executives.
Approving the framework for identifying Material Risk Takers (MRTs) and overseeing their remuneration arrangements.
Reviewing the remuneration arrangements for all employees.

Committee members
Mark Lewis (Chair)
Lisa Fretwell
Ed Giera
David Gledhill[1]
Jose Maria Roldan[2]
David Oldfield[3]
1.Joined as a member on 1 September 2024
2.Joined as a member on 1 October 2024
3.Joined as a member on 1 December 2024
As described in the Board and Committee
effectiveness section of the Chair's report
on Corporate Governance, the Committees’
performance was assessed as part of the
annual review. The review concluded that the
Committee continues to operate effectively.
Key activities in the year
In 2024, the Committees’ work focused on:
Aligning remuneration with our strategic
priorities and good customer outcomes
Our variable pay framework is based on our
core principles which link remuneration and
performance and align with our strategy, risk
appetite and culture. This supports the delivery of
good outcomes for our customers and treats all our
employees fairly.
Each year we review our variable pay framework
to ensure it remains aligned with our strategic
priorities and reflects our culture and the
behaviours we expect from our employees. Our
2024 balanced scorecard comprised of stretching
financial and non-financial metrics across four
categories: Customer, Shareholders, Sustainability
and Responsible Banking. These metrics and
targets were designed to motivate our people to
deliver on our goals and create long-term value for
our shareholders, while continuing to balance with
the interests of our wider stakeholders.
During 2024, we continued to embed Our People
Deal in remuneration structures, with a focus
on high performance and living our TEAMS
behaviours through:
–encouraging a high-performance culture,
where people are rewarded and recognised for
their performance, including individual impact
on risk culture and good customer outcomes
and their contribution to Santander UK’s
success;
–encouraging responsible business conduct and
customer-centricity and seeking to deliver good
outcomes for all customers and clients; and
–promoting an effective risk culture and effective
risk management with the maintenance of a
sound capital base.
We simplified our pensions arrangements and
made improvements to our health and wellbeing
benefits offering for employees to more closely
align to our commitment made in our People Deal
to “be there when it matters” and to ensure people
are “valued for their impact”.
During the year, we also reviewed the regulators’
removal of the bonus cap in the UK and what it
means for Santander UK. As detailed in the Policy
Report, Santander UK continues to apply a 2:1
variable to fixed pay cap given we are a subsidiary
of Banco Santander group, which as a European
entity remains subject to the cap. A number of
our Material Risk Takers (MRTs) are identified at
Banco Santander level and therefore remain
subject to the bonus cap. Retaining the 2:1 ratio
mitigates the risk of unfair outcomes within our
MRT population. The Committee will keep this
approach under review.
During 2024, the Committee also reviewed the use
of options in bonus awards to senior employees. In
the interest of simplification, options will not be
awarded in 2025.
For more on the 2024 variable pay framework,
including the scorecard metrics for Santander UK
plc, see the Remuneration Implementation Report.
Business performance in 2024 and impact
on remuneration
When determining variable pay for 2024, the
Committees carefully considered the performance
delivered against the bonus scorecard metrics,
including those designed to promote positive
outcomes for our broader stakeholder groups,
to ensure a balanced and proportionate outcome.
While seeking to fairly reward strong business
performance and other achievements delivered
during the year, we remained mindful of the
continuing pressures on our customers,
employees and wider communities driven by
higher interest rates and cost of living.
We also took into account an assessment of
current and future risks, including the implications
of the historical motor finance provision, when
approving the overall bonus pools for Santander
UK, Santander Consumer UK and Santander
Financial Services, as well as the bonus awards
for the EDs and other senior executives.
The Committees are satisfied that 2024 variable
pay outcomes for all employees appropriately
reflect Santander UK’s financial and non-financial
performance and are fair, consistent, and aligned
to our stakeholders’ interests. For more detail, see
the Remuneration Implementation Report.
Our approach to risk adjustments
Our risk adjustment procedures, which are
applicable to all employees, are robust and well-
embedded within our remuneration framework. We
continue to use a range of risk adjustment
mechanisms, including applying risk adjustments
at a bonus pool level or an individual level through
recovery provisions (malus and/or clawback).
Our approach to risk adjustment is under
continuous review to adapt to the changes in
Santander UK’s operating environment, ensuring
that they remain comprehensive, relevant and
compliant with regulatory requirements.
This year, particular focus was given to the
customer conduct environment. Indicators
of customer protection and outcomes were
considered as part of the risk adjustment process,
along with metrics related to conduct, integrity
and regulatory compliance.
In addition to the CRO recommending any
bonus pool, collective or individual adjustments,
the Committees also seek assurance from the
Board Risk Committee on risk performance and
any potential areas requiring adjustment that we
may wish to make. The Chief Internal Auditor's
perspective on the control environment is
also considered.

Annual Report 2024	Santander UK Group Holdings plc	64

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report continued

We also hear from the Chief Compliance Officer on
investigations into incidents affecting Santander
UK and any resulting recommendations on
individual remuneration risk adjustments.
The Committees spent considerable time
determining the appropriate way to reflect the
current risk issues in variable pay outcomes for
2024 and are comfortable that the resulting
outcomes are fair and proportionate.
As detailed in last year's report, Santander UK
has a NYSE compliant recovery policy in place.
This allows for the recovery of variable
remuneration awarded to Executive Officers in the
case of an accounting restatement.
Supporting our employees
The Committees’ roles and remits extend
beyond the remuneration of the EDs to include
other senior leaders (including MRTs) and,
importantly, to overseeing the implementation
of reward and benefits policies for all employees
across Santander UK.
The Committees undertake annual reviews of
remuneration and benefits for the wider workforce
and receive updates throughout the year on
related key matters. This helps us to ensure that
executive remuneration decisions are informed by,
and consistent with, the approach taken for
employees more broadly.
We are committed to ensuring our employees
are fairly rewarded and have access to a
comprehensive and meaningful range of
benefits. This is important not only for attracting
and retaining talented individuals but also for
supporting our people, particularly our lowest
paid employees.
Looking ahead, the Committees will continue to
focus on the further simplification of variable pay
in particular the harmonisation and simplification
of reward structures to align to our values of
Simple, Personal and Fair. In the coming year,
the Committee will also consider the impact of
the Employment Rights Bill.
Santander UK continues to be an accredited Real
Living Wage employer, a status over which the
Committees maintain oversight.
We have once again voluntarily disclosed our
CEO pay ratio. For more, see the Remuneration
Implementation Report.
Executive Director reward
Angel Santodomingo was appointed to the
Board on 5 March 2024. In determining Angel’s
package, careful consideration was given to
market positioning, alignment to our remuneration
policy and his status as an expatriate having joined
us from Banco Santander S.A in Spain. As per our
remuneration policy, pension provision is aligned
with the wider workforce except in exceptional
circumstances. It was deemed appropriate to
maintain Angel’s home country pension provision
whilst on assignment in the UK.
Inclusive Culture
We continued our long-term strategic
commitment to strengthening our inclusive
culture. We recognise the benefits of this for
our employees and wider communities, and
the value it adds to our business.
While the Committees are responsible for
overseeing Santander UK's approach to pay
gap reporting, the Board Responsible Banking
Committee has responsibility for overseeing
management’s approach to, and progress in,
improving inclusion across Santander UK. For
more on this, see the Board Responsible Banking
Committee Chair’s report.
Given our commitment to inclusion more broadly,
we have continued to provide a more holistic
overview of our actions and progress towards
achieving everyday inclusion, including
additional metrics on employee representation
and experience.
For more on our approach to inclusive culture, see
the Sustainability review in the Strategic report.
Regulatory changes and engagement
Regulatory developments are a key consideration
for the Committee when making decisions and
we are kept abreast of changes in regulatory
requirements via a variety of means, including by
management and our Independent Remuneration
Adviser. We encourage management to engage
proactively and regularly with our regulators on
matters of interest.
On 26 November 2024, the PRA and FCA
published a joint Consultation Paper detailing
proposed changes to the remuneration rules and
regulatory guidance applicable to firms in the UK
banking sector. During 2025, consideration will be
given as to the impact of the proposed changes,
particularly in light of our status as a subsidiary of
the Banco Santander group.
Mark Lewis
7 March 2025

Annual Report 2024	Santander UK Group Holdings plc	65

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Our remuneration policy, which applies to EDs, is
below. Remuneration has two elements: fixed and
variable pay. Fixed pay is set at market competitive
levels appropriate for the role. Variable pay
rewards the delivery of internal financial targets,
key strategic priorities and individual performance,
and is subject to risk adjustment.
Remuneration policy applicable to Executive Directors in the year

Fixed pay	Principle and description	Policy
Base salary	–To attract and retain EDs of sufficient calibre and with the skills to deliver our strategy, taking into account the demands and complexity of the role.
–Base salaries are normally reviewed annually. In reviewing base salaries, the Committee considers a number of factors, including:
–the skills required, the role responsibilities and the market value of the individual and the role;
–the requirement for base salaries to be set at a level that avoids inappropriate risk taking; and
–base salary increases for other employees.

Pension arrangements	–To provide a discrete element of the package to contribute towards retirement.	–EDs receive a cash allowance in lieu of pension aligned to the wider workforce average, of 9% of salary, except in exceptional circumstances such as international mobility.
Other benefits	–To offer a competitive package and to support employee wellbeing.
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
Further long-term performance testing
applies for the CEO.
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
–40% of any bonus awarded is paid upfront after the performance year-
ends, and delivered at least half in shares; and
–60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered at least half in shares.
–For the CEO, the first three of five deferred award tranches are subject to further performance testing which may reduce or increase the payout.
–Awards under the PagoNxt Incentive Plan can be made in restricted share units and/or premium priced options of PagoNxt, and vest in line with regulatory requirements.
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

Annual Report 2024	Santander UK Group Holdings plc	66

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued

Our remuneration policy meets regulatory
requirements. Given that Santander UK is part of
Banco Santander Group which remains subject to
the 2:1 maximum ratio, Santander UK continues to
apply a 2:1 variable to fixed pay cap. This is in line
with approvals granted to Banco Santander SA by
its shareholders. For control function roles, a lower
ratio of 1:1 is normally applied.
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
Relocation support and international mobility
benefits may also be given. Relocation support will
normally be a capped amount for a limited time. In
cases of international mobility, the Committee will
have discretion to offer benefits and pension
provisions which reflect home country market
practice and align to relevant legislation.
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

Annual Report 2024	Santander UK Group Holdings plc	67

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued

Service agreements
The key terms and conditions of employment are
set out in individual contractual agreements. These
agreements include a notice period of six months
from both the ED and the Company.
The agreement reserves a right for the Company
to terminate employment immediately with a
payment in lieu equal to the ED's fixed pay for the
notice period. In the event of termination for gross
misconduct, neither notice nor payment in lieu of
notice is required.
Termination payments
The remuneration impact of an ED leaving the
Company, including treatment of variable pay and/
or any termination payment will reflect the terms of
the service agreement, relevant scheme rules,
regulatory requirements and the Committee’s
policy relevant to the reason for leaving.
Outstanding variable pay awards generally lapse
on termination, other than where an individual is
considered a ‘good leaver’. Where an ED is a good
leaver, eligibility to variable pay awards will
normally subsist until the relevant scheduled
payment dates and will remain subject to
performance where relevant.
The Committee determines whether an ED is a
good leaver. Usual good leaver circumstances
include but are not limited to: injury, ill-health,
disability, redundancy, retirement and death. The
Committee may, at its discretion, determine an ED
a good leaver in any other circumstances.
A framework is in place to guide the Committee to
determine the discretionary circumstances when
good leaver status is appropriate. Other than a
payment in the event of redundancy, there are
generally no payments upon termination of
employment for EDs.
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
The Standard provides a quantitative assessment
against Santander UK’s Risk Appetite and an
additional qualitative risk event assessment that
can reduce the bonus pool or individual awards to
nil at the Committee’s discretion.
Our Individual Remuneration Adjustment Standard
provides a framework for the process, governance
and standards relevant for decisions on individual
performance adjustments following an incident,
including the application of malus and clawback.
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
–employee misbehaviour, misconduct or material
error;
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
The Committee seeks input from the Chair of the
Board, Chair of the Board Risk Committee, Chair
of the Board Audit Committee, CRO, Chief
Compliance Officer, Chief People Officer and Chief
Internal Auditor when determining whether any
performance or risk adjustments are required.
We have an NYSE-compliant policy in place which
enables variable remuneration to be recovered
from Executive Officers in the case of an
accounting restatement that would have impacted
that remuneration.
Policy for all employees
Our performance and reward approach across the
Company supports our business strategy, rewards
strong performance and reinforces our values
within our risk management framework. The
general principles of the Remuneration Policy
broadly apply across all employees where
appropriate. They are designed to attract, retain,
motivate and drive performance.
The structure of remuneration packages for EDs is
typically aligned with the broader employee
population, comprising salary, benefits, pension
provision and discretionary variable pay dependent
on role and responsibility.
The Committee annually approves the operation of
variable reward schemes (as well as share
schemes) for all our employees to ensure they
reward appropriate behaviour and do not
incentivise activities which are outside risk
appetite.

Annual Report 2024	Santander UK Group Holdings plc	68

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report

Introduction
This section of the report outlines how our
Remuneration Policy was implemented for 2024.
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
The 2024 Variable Pay Plan pool was determined
based on a series of stages as follows:
Quantitative assessment
A quantitative assessment against a balanced
scorecard of financial and non-financial metrics
that are key to our strategy. Performance metrics
are reviewed annually to ensure continued
alignment with strategy and, for 2024 the
scorecard included:
–Customers (Net Promoter Score, Active
Customers and Total Customers)
–Shareholders (RoTE, Capital Generation and
Costs)
–Sustainability and Responsible Banking
(Climate Strategy Transition Plan, Employee
Engagement and Inclusion and ambitions for
gender and ethnicity representation).
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
Additionally, a relative performance modifier is
applied.
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
Deferred long-term awards
Performance testing applies to a portion of the
deferred awards for the CEO. This applies to the
first three deferred tranches of the 2024 award
(36% of the total award) which are payable in
2028, 2029 and 2030. Performance is measured
over a three-year period 2025 to 2027.
The performance measures for 2024 awards are
relative TSR, ROTE and ESG metrics. Following
the performance assessment, the level of awards
will be adjusted accordingly. The assessment could
reduce or increase the overall value of the deferred
awards.
PagoNxt Incentive Plan
The PagoNxt Incentive, a multi-year plan, rewards
those employees across the Banco Santander
Group whose contribution is considered crucial to
the development and success of PagoNxt, one of
the three strategic priorities of the Group.
Awards are granted in share options and/or
restricted share units (RSUs) in PagoNxt, S.L.. UK-
specific performance conditions apply. Awards will
vest in accordance with regulatory requirements.

Annual Report 2024	Santander UK Group Holdings plc	69

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

2024 Business Performance and Impact
on Remuneration
During 2024 the progress made against our
strategic priorities was reflected in improved
business performance as the year evolved. For
the benefit of our customers, the bank leveraged
the expertise of Banco Santander facilitating
continued simplification and efficiency. Whilst
the rising costs of customer deposits, and the
impact of the charge for historical motor finance
commission payments impacted profit, active and
prudent price management resulted in a Banking
NIM that improved in the second half of the year
versus the first half. A continued focus on customer
service ensured our NPS, a key measure of
customer experience, improved over the year.
The Committee acknowledged this performance,
against both financial and non-financial metrics, in
an environment which remains challenging. In
determining remuneration outcomes for the 2024
performance year, the Committee ensured due
consideration was given to the experiences of our
customers, employees and communities.
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
–Santander UK’s engagement with its recognised
trade unions on pay and benefits matters for all
employees;
–Annual pay reviews for the general employee
population;
–Santander UK group-wide pension and other
benefit provisions;
–The design of and overall spend on variable
incentive arrangements; and
–An assessment of conduct across the business.
The Committee is focused on ensuring that
employees are not subject to undue pressures or
inappropriately incentivised. This is monitored
using existing employee engagement indicators
including engagement surveys.
The Committee always considers the broader
stakeholder environment when setting policy or
reaching decisions on executive pay.
Executive Directors' remuneration
Total remuneration of each ED for the year ended 31 December 2024

	Mike Regnier		Angel Santodomingo (4)
	2024	2023	2024	2023
	£000	£000	£000	£000
Salary and fees	1,575	1,500	951	—
Taxable benefits (1)	12	3	233	—
Pension	142	135	123	—
Total fixed pay	1,729	1,638	1,307	—
Bonus (paid and deferred) (2)	1,432	1,003	1,440	—
Long-term incentive plan (3)	—	669	—	—
Total variable pay	1,432	1,672	1,440	—
Total remuneration	3,161	3,310	2,747	—

(1)	Taxable benefits for the Executive Directors comprise a range of benefits including, but not limited to, private health care and living expenses for expatriates.
(2)
36% of the Chief Executive Officer's Variable Pay Plan award is subject to long-term performance metrics assessed over three years, which can increase the value of this element by up to 125% or decrease the award to 0%. No other executive will be subject to long-term performance metrics. The value of the current Chief Executive Officer's 2024 Variable Pay Plan awards not subject to performance conditions,
i.e. 64%, is disclosed above. The value subject to further performance conditions, 2024: £805,282 (2023: £563,967) will be disclosed at the close of the performance period upon vesting.

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

(4)
Angel Santodomingo was appointed to the Board as an Executive Director on 5th March 2024 and the figures above reflect remuneration received whilst serving as a Board Director. The pension and benefit provisions reflect his expatriate status and allow maintenance of home country pension and living arrangements.  All other elements of remuneration align with UK based colleagues.

Annual Report 2024	Santander UK Group Holdings plc	70

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Stakeholder views
During 2024, Santander UK continued to engage
with key stakeholders on remuneration related
matters including its main regulators, the PRA
and FCA.
Regular engagement takes place with our
shareholder to align remuneration across the
Banco Santander group, while meeting all local
regulatory requirements. The outcome of these
discussions drives our bonus pool construct.
Frequent employee pulse surveys were conducted
throughout 2024. The 'Your Voice' function has
enabled employees to share thoughts and ideas
frequently and anonymously all year round, giving
an immediate gauge of employee sentiment.
Additionally, we discuss business performance and
reward matters with union representatives during
the annual pay review cycle and on a frequent
basis throughout the year.
CEO pay ratio
Santander UK is committed to delivering fair pay
which attracts, retains and motivates employees of
the highest calibre across all grades. In line with
this commitment, the Committee has oversight of
compensation across the organisation, including
pay ratios, and considers this when determining
reward outcomes. We continue to voluntarily
disclose the ratio of the CEO’s total remuneration
to that of employees.
The CEO's pay mix is weighted more heavily
towards variable pay to incentivise the
achievement of stretching internal targets and
long-term value creation. This can lead to greater
variability in total remuneration. In contrast, the
typical pay mix of our less senior employees
places more emphasis on fixed pay, to offer
security and certainty, and to meet our
commitment to employees' financial wellbeing.
The ratio has decreased from 75:1 in 2023 to 69:1
in 2024. The reduction in pay ratio has been
influenced by an increase in average total
remuneration amongst all employees. In assessing
the pay ratio, the Committee is confident that the
Company's policy on remuneration is fair and
consistent with our all-employee pay policies.
Advice and support provided to the
Committee
As permitted by its Terms of Reference, the
Committee has engaged the advice and support
of Deloitte LLP (Deloitte) as independent
remuneration consultants at the expense of the
Company. Total fees (excluding VAT) for advice
and support provided to the Committee in 2024
were £74,600 (2023: £121,150). Deloitte was
initially appointed as Adviser to the Committee
following a formal tender process conducted in
2015 and was reappointed after a further tender
process in 2022.
In 2024, Deloitte also provided unrelated tax,
advisory, risk, assurance and consulting
services to Santander UK.
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
By Committee invitation, the Chair, CEO and
designated representatives from business
functions attend meetings as appropriate to
advise on HR, Risk, Legal and Regulatory matters
in support of the Committee's work. Attendees
included the Chief People Officer, Head of
Performance & Reward, CRO and
Company Secretary.

CEO pay ratio

	Methodology (1)	25th percentile	Median	75th percentile
2024 CEO pay ratio (5)	Option A	99:1	69:1	40:1
2023 CEO pay ratio (4)	Option A	106:1	75:1	45:1
2022 CEO pay ratio	Option A	119:1	84:1	48:1
2021 CEO pay ratio	Option A	140:1	96:1	54:1
2020 CEO pay ratio	Option A	88:1	64:1	37:1
	CEO remuneration (3)	25th percentile (2)	Median (2)	75th percentile (2)
2024 CEO pay ratio	£	£	£	£
Total salary	£1,575,000	£26,359	£36,553	£56,604
Total remuneration	£3,160,709	£32,087	£46,108	£78,352

(1)	Employee pay is calculated based on the 'Option A' methodology. We chose Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
(2)
Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued in the 2024 financial year, and variable pay is either based on actual bonuses in respect of the 2024 year (where these are available) or modelled target bonuses where actuals are not yet available.

(3)	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
(4)
The 2023 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2023 year, in addition to target bonuses for eligible employees. The 2023 ratios have now been recalculated using 2023 fixed pay and bonuses paid in 2024 in respect of 2023 for all employees.

(5)
The values used for the CEO's 2024 Variable Pay Plan awards are the same as those stated in the Executive Directors’ remuneration table i.e. the component which is not subject to performance conditions is used for the CEO pay ratio calculation above. The calculation also includes the vesting value of Transformation Incentive Plan awards made to the CEO, as shown in the Executive Directors' remuneration table.

Relative importance of spend on pay

	2024	2023	Change
	£m	£m	%
Profit before tax	1,330	2,149	(38)
Total employee costs	1,300	1,264	3

Annual Report 2024	Santander UK Group Holdings plc	71

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Neither the Chair nor the NEDs have the right to
compensation on the early termination of their
appointment beyond payments in lieu of notice at
the discretion of Santander UK. In addition, neither
the Chair nor the NEDs are eligible for pension
scheme membership or to participate in any
variable incentive arrangements.

Chair and Board Committee member fees

	2024	2023 (2)
	£000	£000
Chair (inclusive of membership fee)	725	725
Board member	100	100
Additional responsibilities
Senior Independent Director	45	45
Chair of Board Risk Committee	70	70
Chair of Board Audit Committee	70	70
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	35	35
Membership of Board Audit Committee	30	30
Membership of Board Responsible Banking Committee	30	30
Membership of Board Remuneration Committee	30	30
Chair of Board Special Projects Committee (1)	30	15
Membership of Board Special Projects Committee (1)	15	-
Consumer Duty Champion	8	8
Designated NED to represent views of the workforce	8	8
(1)With effect from 1 December 2024, the Litigation and Contentious Regulatory Board Sub-Committee was renamed and is now known as the Board Special Projects Committee. In addition, the Chair fee increased from £15,000 to £30,000 and a membership fee of £15,000 was introduced.
(2)Fees shown were with effect from 1 April 2023.

	2024 Fees	2023 Fees	2024 Expense s (8)	2023 Expenses	2024 Benefits	2023 Benefits	2024 Total	2023 Total
Non-Executive Directors	£000	£000	£000	£000	£000	£000	£000	£000
Chair
William Vereker (1)	725	712	—	—	2	2	727	714
Independent Non-Executive Directors
Lisa Fretwell	224	204	—	—	—	—	224	204
Ed Giera	299	299	—	—	—	—	299	299
David Gledhill (2)	65	—	—	—	—	—	65	—
Michelle Hinchliffe (3)	229	124	—	—	—	—	229	124
Mark Lewis (9,10)	257	—	—	—	—	—	257	—
Nicky Morgan (10)	241	—	—	—	—	—	241	—
David Oldfield (4)	18	—	—	—	—	—	18	—
Jose Maria Roldan (5)	188	97	—	—	5	—	193	97
Banco Santander Group nominated Non-Executive Directors (6)
Pedro Castro e Almeida (7)	—	—	—	—	—	—	—	—
Dirk Marzluf (10)	—	—	—	—	—	—	—	—
Pamela Walkden	109	132	—	—	—	—	109	132
(1)William Vereker's taxable benefit relates to private health care.
(2)David Gledhill was appointed on 1 September 2024. Fees are in respect of services from that date.
(3)Michelle Hinchliffe was appointed on 1 June 2023. Fees received are in respect of services from that date.
(4) David Oldfield was appointed on 1 December 2024. Fees received are in respect of services from that date.
(5)José María Roldan was appointed on 1 June 2023. Fees received are in respect of services from that date. Taxable benefits relate to professional tax advice.
(6)With the exception of Pamela Walkden, none of the Banco Santander nominated Non-Executive Directors received any fees or expenses.
(7)Pedro Castro E Ameida was appointed on 1 September 2023. Fees are in respect of services from that date.
(8)Only true business expenses have been incurred in the course of Non-Executive Directors’ duties. In prior years, these expenses were processed via payroll and as such attracted tax and were declared.
(9)Mark Lewis' fees include £10,000 in relation to his services as a Non-Executive Director of Santander Consumer (UK) plc.
(10)Mark Lewis, Nicky Morgan and Dirk Marzluf were appointed to the Board of Santander Group Holdings plc on 1 January 2024.

Annual Report 2024	Santander UK Group Holdings plc	72

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report

Introduction
The Directors submit their report together with the
financial statements for the year ended 31
December 2024. The information in the Directors’
Report is unaudited, except where indicated.
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
All of Santander UK Group Holdings plc's ordinary
shares are unlisted and held directly and indirectly
by Banco Santander SA. Santander UK plc's
preference shares are listed on the London Stock
Exchange and both the Company and Santander
UK plc have other equity instruments in the form of
AT1 securities listed on various securities
exchange markets, including the London Stock
Exchange.
In addition, the Company and Santander UK plc
are subject to US Securities Exchange Act
reporting requirements as they have debt
securities listed on the New York Stock Exchange.
The Santander UK group consists of a parent
company, Santander UK Group Holdings plc,
incorporated in England and Wales, and a number
of directly and indirectly held subsidiaries and
associates. The Company directly or indirectly
holds 100% of the issued ordinary share capital of
its principal subsidiaries. All companies operate
principally in their country of incorporation or
registration.
In line with the ring-fencing requirements set out in
the Financial Services (Banking Reform) Act 2013,
Santander UK plc and its subsidiaries consist of
only entities whose business is permitted under the
Act as a ring-fenced bank. Other entities, including
Santander Financial Services plc (SFS) which is
incorporated in England and Wales, are directly or
indirectly owned by the Company, and SFS has
branch offices in the Isle of Man and in Jersey. For
more information, see Note 18.
Results and dividends
For details of the results for the year, see the
Income Statement in the Consolidated Financial
Statements. For more on dividends, see Note 10.
Details of Santander UK’s activities and business
performance in 2024, together with an indication of
the outlook, are set out in the Strategic report.
Events after the balance sheet date
There have been no material post balance sheet
events, except as set out in Note 41.
Directors
A list of the Directors that served in the year can be
found in the Board and Board Committee
Attendance table in the Chair's report on Corporate
Governance. Details of their emoluments and
interests in shares are set out in the Remuneration
implementation report. For more on changes to the
composition of the Board, see the Chair’s report on
Corporate Governance and the Board Nomination
& Governance Committee Chair's report.
Between 31 December 2024 and 7 March 2025,
the following was noted:
–Following regulatory approval, Enrique Labiano
was appointed as an Executive Director on the
Board on 12 February 2025.
–On 28 January 2025, William Vereker
announced his intention to step down as Chair
of the Board once a thorough appointment
process and handover has been completed.
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
These remain in force for the Directors’ period of
office from the date of appointment until such time
as any limitation periods for bringing claims against
the Directors have expired. The Directors,
including former Directors who resigned in the
year, benefit from these deeds of indemnity which
constitute qualifying third party indemnity
provisions for the purposes of the Companies Act
2006. Deeds for existing Directors are available for
inspection at the Company’s registered office.
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
Share Incentive Plan (SIP). Those employees
who are designated as Material Risk Takers
receive part of their annual bonus awards in
Banco Santander SA shares/share linked
instruments. Details of the plans and the
related costs and obligations can be found in
the Share-based payments and compensation
sections in Notes 1 and 35.
Inclusive culture
Information on our diversity and inclusion policies,
as required by UK regulation, can be found in the
Chair's report on Corporate Governance and the
Sustainability section of this Annual Report.
Disability
Santander UK is committed to equality of
employment, access and quality of service for
disabled people and complies with the UK Equality
Act 2010 throughout its business operations. We
have processes in place to help train, develop,
retain and promote employees with disabilities,
and we are a Disability Confident Employer
achieving the 'Leader' level. We are committed to
giving full and fair consideration to employment
applications by disabled people, having regard to
their particular aptitudes and abilities, and for
continuing the employment of employees who
have become disabled by arranging appropriate
training and making reasonable adjustments in the
workplace.
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
Responsible Banking Committee Chair's report.

Annual Report 2024	Santander UK Group Holdings plc	73

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report continued

Streamlined Energy & Carbon Reporting
(SECR)
For details on our energy use, carbon emissions
and efficiency measures implemented in 2024,
including Scope 1, 2 and 3 data, see the SECR
section in the Sustainability review.
Political contributions
In 2024 and 2023, no contributions were made for
political purposes and no political expenditure was
incurred by the Company.
Share capital
Details about the structure of the Company’s
capital can be found in Note 31.
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
Management is responsible for establishing and
maintaining adequate internal control over the
financial reporting of Santander UK. Management
assessed the effectiveness of Santander UK’s
internal control over financial reporting at 31
December 2024 based on the criteria established
in the Internal Control – Integrated Framework
issued by the Committee of Sponsoring
Organisations of the Treadway Commission
(COSO) in May 2013.As a registrant under the US
Securities Exchange Act of 1934, Santander UK's
management is responsible for establishing and
maintaining an adequate system of internal control
over financial reporting in order to ensure the
accuracy and reliability of Santander UK's
Financial Statements and the Form 20-F submitted
to the SEC.
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
Based on this assessment, management
concluded that, at 31 December 2024, Santander
UK’s internal control over financial reporting was
effective.
Disclosure controls and procedures over
financial reporting
Santander UK’s management has evaluated, with
the participation of its CEO and CFO, the
effectiveness of its disclosure controls at 31
December 2024. There are inherent limitations to
the effectiveness of any system of disclosure
controls and procedures, including the possibility of
human error, and the circumvention or overriding
of the controls and procedures. Accordingly, even
effective disclosure controls and procedures can
only provide reasonable assurance of achieving
their control objectives.
Based upon this evaluation, the CEO and the CFO
concluded that, at 31 December 2024, Santander
UK’s disclosure controls and procedures were
effective to provide reasonable assurance that
information required to be disclosed by Santander
UK in the reports that it files and submits under the
US Securities Exchange Act of 1934 is recorded,
processed, summarised and reported within the
time periods specified in the applicable rules and
forms, and that it is accumulated and
communicated to Santander UK’s management,
including the CEO and CFO, as appropriate, to
allow timely decisions regarding disclosure.
Changes in internal control over financial
reporting
There were no changes to our internal control over
financial reporting during the period covered by this
report that have materially affected, or are
reasonably likely to materially affect, our internal
control over financial reporting.

Annual Report 2024	Santander UK Group Holdings plc	74

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report continued

Statements of Compliance
The UK Corporate Governance Code 2018 (the
Code)
Santander UK complies with the Code wherever
applicable in order to achieve the best standards of
corporate governance. The Code applied to the
financial year ended 31 December 2024 and the
Board confirms that it applied the principles and
complied with those provisions of the Code
throughout the year, except as follows:
–Provision 5: The Company has not appointed a
NED to represent the views of the workforce, as
this entity does not have a workforce. The views
of the workforce are instead addressed at
Santander UK plc where there is a NED
appointed to represent the views of the
workforce on their board. The Board does
however, receive regular updates on the culture
of the business and the views of employees from
engagement survey feedback. These provide
the Board with an understanding of the wider
workforce, within the group, and provide
meaningful dialogue at Board meetings on
workforce matters. For further details, see
'Culture and hearing the views of the workforce
at the Board' in the Chair's Report in the
Corporate Governance Section.
–Provision 10: For 2024, there were no
circumstances which were likely to impair an
INED's independence. Ed Giera, who has
served on the Board for more than 9 years
(appointed on 19 August 2015) will step down in
March 2025, following an orderly hand over to
his successor. We are confident that Ed has the
strength of character and integrity to ensure his
independence has not been affected by the
length of his tenure.
–Provision 25: The Board Risk Committee (BRC)
was not composed of only INEDs for the period
between 1 January to 1 April 2024 as Pamela
Walkden, a GNED, was a member. We
assessed the implications and believed that the
approach followed was appropriate given our
size and ownership structure and the experience
and expertise that Pamela brought to the BRC.
Pamela resigned from the BRC on 1 April, and
we have since been fully compliant with this
provision.
–Provision 36: Our pension contribution rates for
EDs align with those available to the workforce,
except in exceptional circumstances such as
expatriate arrangements. This is to ensure that
expatriates can continue to maintain home
country pension arrangements.
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
UK Finance Disclosure Code for Financial
Reporting
Santander UK’s financial statements for the year
ended 31 December 2024 have been prepared in
compliance with the principles of the UK Finance
Disclosure Code for Financial Reporting.
Going concern
The going concern of Santander UK is reliant on
preserving a sufficient level of capital and
adequately funding the balance sheet. In making
their going concern assessment in connection with
preparing the financial statements, the Directors
considered a wide range of information including
Santander UK’s business and strategic plans, top
and emerging risks, including those associated
with climate change, capital position and liquidity
and funding profile, stress scenarios, and
contingent liabilities, and the reasonably possible
changes in trading performance arising from
potential economic, market and product
developments. The Directors' assessment included
consideration of the potential impacts arising from
mixed signals about the UK's recent economic
performance.
Having assessed this information and the principal
risks and uncertainties, the Directors are satisfied
that the Santander UK group has adequate
resources to continue operations for a period of at
least 12 months from the date the financial
statements were authorised for issue and therefore
consider it appropriate to adopt the going concern
basis of accounting in preparing the financial
statements.

Annual Report 2024	Santander UK Group Holdings plc	75

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report continued

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
The Code of Conduct can be found on our website
at santander.co.uk.

Annual Report 2024	Santander UK Group Holdings plc	76

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
By Order of the Board
Roz Rule
Company Secretary
7 March 2025
2 Triton Square, Regent’s Place,
London NW1 3AN

Annual Report 2024	Santander UK Group Holdings plc	77

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk review

Annual Report 2024	Santander UK Group Holdings plc	78

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk governance
INTRODUCTION
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
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach, underpinned by advanced risk management techniques to help us deliver robust financial performance, withstand stresses, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.
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
the risk types.
Our Risk Framework sets out how we define, manage and control risk.
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
Non-Financial Risks:
Operational
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
Conduct and regulatory
Conduct risk – the risk that our decisions and behaviours lead to detriment or poor outcomes for our customers and clients and/or fail to uphold and maintain high standards of market integrity.
Regulatory risk – the risk of non-compliance with applicable regulatory requirements, including supervisory expectations, which may result in regulatory sanctions.

Annual Report 2024	Santander UK Group Holdings plc	79

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Top and emerging risks
Several of our risk types also have Top risks associated with them. We regularly review the Top risks that could impact our business, customers and shareholders, and they are monitored at each meeting of the Executive Risk Control Committee (ERCC) and Board Risk Committee (BRC). The Top risks we actively monitored in 2024 are set out in the relevant section of this Risk review and summarised in the 'Top risks' section of the Risk management overview in the Strategic report.
We made further changes to our Top Risks by replacing Inflationary and Supply Chain Pressures with Margin Compression, given that UK headline inflation fell and markets implied a peak in the Bank Rate. We introduced three more top risks: Resiliency, Payments Transformation, and AI/Machine Learning. In addition, we removed Ring-Fencing and People risk from Top risks, although we continued to closely monitor human resource impacts as part of Strategic Transformation.
We also regularly review emerging risks that could impact our business, customers and shareholders, with challenge and discussion at the ERCC and BRC.
The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as: Uncertain Regulatory Agenda, Uncertain Macro-economic and Geopolitical Environment, Markets, Competition and Technology,
and Environmental and Social. The emerging risks we actively monitored in 2024 are set out in the relevant section of this Risk review and summarised in the
‘Emerging risks’ section of the Risk management overview in the Strategic report.
Our risk culture and principles
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

Risk Culture Statement
Santander UK places good customer outcomes at the heart of our decision-making and our people take personal responsibility for doing the right thing. We are thoughtful about taking risks, meaning we only take risks that we understand, we balance risk and reward when making decisions and are proportionate in our approach.

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
As a tangible sign, personal responsibility is such a key part of our risk culture. We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms that they have managed risks effectively in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions to be taken to correct them.
Our risk culture programme
We have well established and understood risk management systems and processes, which our people are personally responsible for to identify, assess, manage and report risk (I AM Risk).
In 2024, as a supplement to our established risk processes, we evolved our approach to risk culture by defining, communicating and ensuring our people are clear on the Risk behaviours we expect them to adopt. This is defined as RiskPro, which has been adopted across the Santander UK group and aims to support staff in making risk-based decisions focusing on what is best for our customers and supports our strategy.
We continued to ensure that a mandatory risk objective is part of performance management for everyone. We also ensured that RiskPro and risk behaviours are a key part of our risk policies, frameworks and processes. In recruitment, we focus on how people behave and think about risk, not just whether they are able to follow risk processes.
We developed a risk culture maturity self-assessment to support all our people to assess their risk behaviours and to define key solutions where there is a need to mature. Plans to continue maturing our risk culture will continue into 2025.
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

Annual Report 2024	Santander UK Group Holdings plc	80

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Committees
The Board and Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities
The Board (including the Santander UK plc Board)	–Has overall responsibility for business execution and for managing risk
–Reviews and approves the Risk Framework and Risk Appetite
Board Risk Committee (BRC)	–Assesses the Risk Framework and recommends it to the Board for approval
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
–Responsible for oversight of cybersecurity risks and receives regular updates on cybersecurity risk position including cybersecurity incidents
–Receives regular updates on economic crime compliance and risks including money laundering, bribery and corruption and sanctions compliance, and monitors KPIs in line with approved Board risk appetite

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
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function
–Receives regular updates from the internal audit function, including on its reviews of cybersecurity risk and controls
–Oversees the independence and performance of the external auditors
Board Remuneration Committee	–Oversees implementation of remuneration policies, ensuring they promote sound and effective risk management
Board Special Projects Committee	–Formed in 2024 and focuses on special projects and transformation matters
–Oversees the Financial Crime Remediation Programme
The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee (ExCo)	–Reviews business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve
–Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken
Senior Management Committee	–Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged
–Reviews updates on key risk issues, customer, reputational and conduct matters
Executive Risk Control Committee (ERCC)	–Reviews Risk Appetite proposals before they are sent to the BRC and the Board to approve
–Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
–Reviews and monitors our risk exposures and approves any corrective steps we need to take
Asset and Liability Committee (ALCO)	–Reviews liquidity risk appetite (LRA) proposals
–Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board
–Reviews and monitors key asset and liability management activities to ensure we keep our exposures within our Risk Appetite
Capital Committee	–Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework
–Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve
Incident Accountability Committee	–Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments
–Presents recommendations to the Board Remuneration Committee
Credit Approval Committee	–Approves corporate and wholesale credit transactions which exceed levels delegated to lower level forums or individuals
Economic Crime Committee
–Ensures due reporting, consideration, oversight and informed decision making regarding compliance with financial crime laws and regulations, fraud, and best industry practice aligned to our Risk Appetite

Annual Report 2024	Santander UK Group Holdings plc	81

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Key senior management roles
Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities
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

Chief Internal Auditor (CIA)
Designs and uses an audit system that identifies the main risks and evaluates controls. The CIA also develops an audit plan to assess existing risks that involve producing audit, assurance and monitoring reports.

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
(including the Santander UK plc Board) with respect to risk are as follows:

Line 1: Risk management
Business Units and Business Support Units identify, assess and manage the risks which originate and exist in their area, within our Risk Appetite. It is under the executive responsibility of the CEO.	Business & Business Support Units				Board Risk Committee

Line 2: Risk control & oversight	Risk Unit

Risk Control Units are independent
monitoring, control and functions.
They make sure Business Units and
Business Support Units manage risks
effectively and within our Risk Appetite. The
Risk Control units are: Risk – responsible
for credit, liquidity, capital, market, pension,
strategic and business, operational, model
and enterprise risks; Economic Crime; and
Compliance, responsible for reputational
and conduct and regulatory risks. It is under
the executive responsibility of the CEO, but
responsible to the CRO for overseeing the
first line of defence.
Board Responsible Banking Committee

Board
Economic Crime Unit
		MLRO		CRO	CEO

			CCO		Board Special Projects Committee

Compliance Unit

Line 3: Risk assurance					Board Audit Committee
Internal Audit is an independent corporate function. It gives assurance on the design and effectiveness of our risk management and control processes. It is responsible to the CIA.	Internal Audit
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
Risk Certifications
Business Units, Business Support Units or Risk Control Units set out each year how they managed/controlled risks in line with our risk frameworks and Risk Appetite, and explain any action to be taken. This helps drive personal accountability.

Annual Report 2024	Santander UK Group Holdings plc	82

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
We embed our Risk Appetite by setting more detailed risk limits for each business unit and key portfolios. These are set in a way so that if we stay within each detailed limit, we will stay within our overall Risk Appetite. When we use qualitative statements to describe our appetite for a risk, we link them to lower-level risk indicators, so that we can monitor and report our performance against them.

Annual Report 2024	Santander UK Group Holdings plc	83

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
In 2024, we developed the capability to perform long-horizon climate risk assessments through our Climate Internal Scenario Assessment (CISA) programme.
Using these bespoke models, we explored Baseline and Disorderly Transitional scenarios, as detailed in the Task Force on Climate-related Financial Disclosures
(TCFD) section. In addition, the Bank of England (BoE) cancelled the Annual Cyclical Scenario and ran an internal stress test exercise instead. The purpose of this exercise was to explore a 'tail risk' scenario designed to be severe and broad enough to assess the resilience of the UK banks to a range of adverse shocks.
Uses of stress testing
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
Board oversight of stress testing
The ERCC reviews the design of the scenarios in our ICAAP, ILAAP and CISA. The BRC reviews the scenarios and stress test assumptions and approves the stress testing framework. The Board reviews stress test outputs as part of the approval processes for the ICAAP, ILAAP, Bank Recovery and Resolution Directive
(BRRD), Risk Appetite and regulatory stress tests.
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
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2024, over half of our total risk-weighted assets accounted for credit risk in Retail &
Business Banking. This reflects our business strategy and balance sheet.
For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

Annual Report 2024	Santander UK Group Holdings plc	84

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit risk

Overview
Credit risk is the risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for whom we have assumed a financial obligation.
In this section, we describe our key credit risks, including our exposures in each of our business segments, and how we manage credit risk across the credit risk lifecycle. We discuss our ECL approach and the key inputs to our ECL model. We then analyse our key metrics, credit performance and forbearance.
Key metrics Stage 3 ratio of 1.40% (2023: 1.49%). Loss allowances of £870m (2023: £994m). Balance weighted average LTV of 64% (2023: 66%) on new mortgage lending.

OUR KEY CREDIT RISKS
Exposures (audited)
Exposures to credit risk arise in our business segments from:

Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre
In Mortgages:
–Residential mortgages for customers
with good credit quality (prime
lending).
–We provide these mostly for owner-
occupiers, with buy-to-let mortgages
for non-professional landlords.
In Everyday Banking:
–Unsecured lending to individuals,
such as loans, credit cards and
overdrafts.
–Unsecured lending to businesses
with annual turnover up to £6.5m and
simpler borrowing needs such as
loans, credit cards and overdrafts.

–Financing for cars, vans, motorbikes
and leisure vehicles through
Santander Consumer (UK) plc
(SCUK).
–Through our joint ventures, Hyundai
Capital UK Ltd and Volvo Car
Financial Services UK Limited, we
provide retail point of sale customer
finance and wholesale finance
facilities (stock finance).

–Loans, overdrafts, treasury services,
invoice finance, trade and supplier
finance.
–We provide these to SMEs and mid-
sized corporates typically with annual
turnover up to £500m, Commercial
Real Estate and Social Housing
customers.

–Asset and liability management
of our balance sheet.
–Exposures include financial institutions
(derivatives and other treasury
products), structured products, and
sovereign and supranational assets
chosen for diversification and liquidity.
–Crown Dependencies – mainly
residential mortgages to individuals
in Jersey and the Isle of Man.

CREDIT RISK MANAGEMENT
Our approach to credit risk
We manage our portfolios across the credit risk lifecycle, from formulating our risk strategy and planning, through assessment and origination, monitoring, arrears management and debt recovery. We make sure the actual risk profile of our exposures stays in line with our business plans and within our Risk Appetite. We tailor the way we manage risk to the type of product and regularly review our approach and refine it when we need to.
1. Risk strategy and planning (audited)
Relevant areas of the business work together to create our business plans. We consider our strategy, goals, and financial and technical resources alongside our
Risk Appetite. This involves focusing on economic and market conditions and forecasts, regulations, conduct matters, profitability, returns and market share.
2. Assessment and origination (audited)
Managing credit risk begins with lending responsibly. That means only lending to customers who are committed to paying us back and can afford to, even if their circumstances change. We take proportionate steps to assess whether a customer will be able to repay the money borrowed. We do this by a series of initial affordability and credit risk assessments. When a customer applies, we assess the data they provide, plus data from credit reference agencies (for Retail &
Business Banking and Consumer Finance) and performance on their other Santander UK accounts (if they have any) against our Credit Policy.
Retail & Business Banking
In Mortgages, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. Many of our decisions are automated as we use data available to us. We tailor our process and application assessment based on the product.
More complex transactions often need greater manual assessment using our credit underwriters’ skill and experience.
In Everyday Banking and Business Banking, many of our decisions are automated. We assess affordability by reviewing the customer’s income and spending, including other credit commitments and adjusting for future inflation and expected interest rates.

Annual Report 2024	Santander UK Group Holdings plc	85

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are:

Portfolio	Description
Residential mortgages
Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued either by a surveyor or using automated valuation methodologies where our confidence in the accuracy of this method is high.

Unsecured lending	There is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Business banking services
Business banking lending is unsecured. When lending to incorporated businesses, we typically obtain personal guarantees from each director, but we do not treat these as collateral. We consider the UK Government guarantee under its Coronavirus Loan Schemes as collateral, covering 100% of losses for the Bounce Back Loan Scheme (BBLS) and 80% for Coronavirus Business Interruption Loan
Scheme (CBILS).

Consumer Finance
In Consumer Finance, similar to Retail & Business Banking, many decisions are automated and we tailor the process to the product. Residual value risk is one of our top risks and these exposures are set using forward looking market data, at the level of vehicle derivative by age and anticipated mileage. This data is obtained from a third party.
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

Corporate & Commercial Banking
We assign each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and trends in the economy, backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year for those clients that are rated. We also assess the underlying risk of the transaction, taking account of any mitigating factors (see the tables below) and how it fits with our risk policies, limits and Risk Appetite.
Responsible lending, including climate change and the transition to a low carbon economy
As part of the Banco Santander group, we comply with the Equator Principles to factor social, ethical and environmental impacts into our risk analysis and decision making for qualifying financial transactions. We aim to support clients and economies in their transition to a low carbon economy, providing financial products and/or services to business activities that are environmentally and socially responsible. Our Environmental, Social and Climate Change (ESCC) policy sets out how we identify, assess, monitor and manage environmental and social risks and other climate change related activities in the Oil and Gas, Power
Generation and Mining and Metals sectors and those arising from businesses engaged in soft commodities. Our ESCC policy prohibits project-related financing for new coal-fired power plants (CFPP) worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
In line with Banco Santander's aim, by 2030 we will aim to eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with more than 10% of revenue from thermal coal. For more on our approach to responsible lending, see the Sustainability section.
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
Before agreeing the loan, we obtain an independent professional valuation of the property. Loan agreements typically allow us to obtain revaluations during the term of the loan. We can also take guarantees, but we do not treat them as collateral unless they are supported by a tangible asset charged to us. We also lend against assets (like vehicles and equipment) and invoices for some customers. We value assets before we lend. For invoices, we review the customers' ledgers regularly and lend against debtors who meet agreed criteria.

Commercial Real Estate (CRE)
We take a first charge on commercial property as collateral. The loan is subject to criteria such as the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before advancing the loan and where appropriate, a bank representative visits the property. We also obtain an independent professional valuation which typically includes a site visit. Loan agreements typically allow us to obtain revaluations during the term of the loan.

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

Crown Dependencies	We manage the risk on this portfolio in a similar way as for mortgages in Retail & Business Banking.

Annual Report 2024	Santander UK Group Holdings plc	86

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Retail & Business Banking
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
Our day-to-day retail credit risk monitoring relies on a mix of performance measures as described above. However, changes in the wider UK economy also impact our Mortgages and Everyday Banking portfolios. As part of our day-to-day risk monitoring, we use a Retail Risk Playbook tolerance tool that monitors the most relevant macroeconomic variables to retail portfolio performance against our forecasts. If the economy deviates materially from our forecasts, such as due to the effects of the cost of living crisis or high inflation, we review our retail risk management policy and strategy.
We also ensure that portfolio quality remains within our Risk Appetite by measuring against trigger values for key risk profile and performance metrics.
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
For unsecured personal lending like credit cards and overdrafts, monitoring might lead us to raise or lower credit limits. For business banking services, we review revolving credit facilities each year to ensure they remain appropriate for the customer's financial situation.
Consumer Finance
In Consumer Finance, customer accounts are monitored via IT systems and data. The Retail Risk framework ensures that our portfolio keeps within agreed thresholds. Residual value risk is regularly checked, enabling us to spot any change in market trends.
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
We assess Watchlist cases for impairment as set out in the ‘Significant Increase in Credit Risk (SICR)’ section. When a customer is in enhanced monitoring, we do not consider it has suffered a SICR for ECL purposes, so it remains in Stage 1 for our loss allowance calculations. When a customer is in proactive management, we consider it has suffered a SICR, so we transfer it to Stage 2 and apply a lifetime ECL for our loss allowance calculations. We consider any forbearance we offer. This includes any extra security, guarantees or equity available and the potential to enhance value by asset management.
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
In addition, we manage the credit quality of our Crown Dependencies mortgages in a similar way as for mortgages in Retail & Business Banking.
4. Arrears management (audited)
Retail & Business Banking and Consumer Finance
We have several strategies to manage arrears that we can use as early as the day after a missed payment. We also reach out to up-to-date customers who may be at risk of going into arrears where we believe they may benefit from some support. We assess the financial difficulties a customer is having in order to offer them the right support to manage their agreement whilst in arrears. The strategies we use depend on the risk and the customer’s unique circumstances with tailored support being provided.
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
more urgent or needs specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team.
For more, see the Forbearance section.

Annual Report 2024	Santander UK Group Holdings plc	87

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

5. Debt recovery (audited)
Sometimes, even when we have taken all reasonable and responsible steps to manage arrears in our Financial Support area, they are not effective. If this happens, we may choose to end our agreement with the customer and try to recover the outstanding balance (with recourse to any associated collateral), or as much of it as we can.
Retail & Business Banking
In Mortgages and Everyday Banking, we may use a debt collection agency, sell the debt, or take the customer to court. For residential mortgages, we may repossess the property as a last resort or to protect it from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations and the estimated selling costs, and using them in our loss allowances calculations. Where we repossess a property, we do not take ownership. We use agents to realise the value and settle the debt. Any surplus funds are returned to the borrower or dealt with in line with insolvency rules.
Consumer Finance
In Consumer Finance, we usually have an asset by way of a motor vehicle secured to the agreement. We will seek to recover this asset if we are unable to rehabilitate the customer, or they remain in arrears with no contact. Like Retail & Business Banking, we may also use a debt collection agency or a specialist law firm to recover any subsequent balance outstanding. We may also consider the sale of debt where all avenues have been explored.
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
Term extension
We can extend the loan term, making each monthly payment smaller. We may offer this if the customer is up to date with payments but shows signs of financial difficulties. We may also offer this if the loan is about to mature and refinancing is not possible on market terms. In selected instances, we may offer term extensions for interest only loans that are past the point of product maturity. This will typically be where no viable repayment solution has been identified for the outstanding capital balance, and legal enforcement activity is not deemed to be appropriate to the customer's circumstances.

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

Other payment rescheduling, including capitalisation
For retail mortgage customers, we may add the arrears to the mortgage balance (this is known as capitalisation) if they cannot afford to increase their monthly payment to pay off their arrears in a reasonable time but have been making their monthly payments, usually for at least six months. We can also capitalise property charges due to a landlord. We pay them for the customer to avoid the lease being forfeited. We may combine this help with term extensions and, in the past, interest-only concessions. In certain cases, we may offer interest rate concessions. We may agree an arrangement to pay less than the Contractual Monthly Payment (including zero) for a short period of time where they are experiencing temporary financial difficulties.
For credit card and bank account customers, we may agree to suspend fees and/or interest for a short period of time where they are experiencing temporary financial difficulties. A refinance of a personal loan over a longer term to reduce the contractual monthly payment may be agreed, where a customer is showing signs of financial difficulties. The interest rate remains the same, or the closest lower rate available.
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

When we agree forbearance, we consider the account has suffered a SICR, as we explain in the ‘Significant Increase in Credit Risk (SICR)’ section later on, and we classify it as Stage 2 or 3. A non-performing forborne account is one that has forbearance carried out in Stage 3, and a performing forborne account is one that has forbearance carried out in Stage 2. If an account is already in Stage 2, we keep it in Stage 2 unless the account is deemed unlikely to pay, involves forgiving fees and interest or debt, or is being granted multiple forbearances. In these cases, we move it into Stage 3. If an account is already in Stage 3, we keep it in
Stage 3. A loan moves out of forbearance once the exit criteria below are met. We monitor the performance of all forborne loans.
We signed up to the HM Treasury Mortgage Charter published in June 2023, that aims to provide more support for customers who may be struggling to maintain their mortgage repayments. We made more customer support solutions available from July 2023, allowing customers who are up-to-date with their payments to make interest-only payments for six months or extend their mortgage term to reduce their monthly payments. Volumes of accounts seeking more support were just over 1% of active mortgage account stock. Mortgage Charter support solutions are not automatically classed as forbearance, unless other forbearance criteria are met.

Annual Report 2024	Santander UK Group Holdings plc	88

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Exit from forbearance criteria

	Exit from	Conditions to be met
Cure	Stage 3 to Stage 2	For an account in Stage 3 to exit non-performing forbearance, all the following conditions must be met:
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
The account is no longer in arrears, and the customer has no other material debts with us which are more than 30 days in arrears
The account no longer triggers SICR
The account has been classed as Stage 2 for at least two years since the end of the latest forbearance strategy
If a borrower fails to meet the post forbearance contractual obligations during probation, the loan is classified as Stage 3 and the probation period is reset.
Other forms of debt management and modifications
Retail & Business Banking
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
Retail & Business Banking and Consumer Finance
These businesses involve managing large numbers of accounts, so they produce a significant amount of data. This allows us to take a more analytical and data intense approach to measuring risk. This is reflected in the wide range of statistical models we use across the credit risk lifecycle. We use:
–Risk strategy and planning: econometric models
–Assessment and origination: application scorecards, and attrition, pricing, loss allowance and capital models
–Monitoring: behavioural scorecards and profitability models
–Arrears management: models to estimate the proportion of cases that will result in possession (known as roll rates)
–Debt recovery: recovery models.
We assess and review our loss allowances regularly. We look at factors such as the cash flow available to service debt. We also use an agency to value any collateral – mainly mortgages.
Corporate & Commercial Banking and Corporate Centre
We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client. In Corporate Centre, we manage the credit risk on our Crown Dependencies mortgages in a similar way as for mortgages in Retail & Business Banking. We assess our loss allowances regularly by looking at factors such as the cash flow available to service debt and the value of collateral based on third-party professional valuations.
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

Expected Loss (EL)
EL is based on the CRD IV regulatory capital rules and gives us another view of credit risk. It is the product of the probability of default, exposure at default and loss given default, and we include direct and indirect costs. We base it on our risk models and our assessment of each customer’s credit quality. The rest of the Risk review, impairments, losses and loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS impairment accounting policy, see Note 1 to the Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	89

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Key differences between regulatory EL and IFRS 9 ECL models
There are differences between the regulatory EL and IFRS 9 ECL approaches. Although our IFRS 9 models use the existing Basel advanced IRB risk components, we adjust to ensure the outcome is in line with IFRS 9, i.e. the financial reporting standard we use, as follows.

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
Recognising ECL (audited)
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. Our ECL approach for portfolio assessments uses models that consider forward-looking data on economic scenarios, including a range of possible outcomes, which are unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely. In some cases, we need to apply Judgemental Adjustments to our model outputs. We use internal credit ratings for corporate borrowers and individually assess corporate Stage 3 exposures.
Critical judgements and accounting estimates applied in calculating ECL (audited)
The application of the ECL impairment methodology for calculating credit impairment allowances is susceptible to change from period to period. The methodology requires management to make judgemental assumptions in determining the estimates.
For more on our approach to making critical judgements and accounting estimates applied in calculating ECL see 'Critical judgements and accounting estimates'
Note 1 to the Consolidated Financial Statements.
Multiple economic scenarios and probability weights (audited)
For all our portfolios, we use forward-looking economic scenarios. During 2024, we reduced the forward looking economic scenarios to four by removing the stubborn inflation scenario as inflation has returned to more normalised levels. They now consist of a central base case, one upside scenario and two downside scenarios. We use these scenarios to reflect a wide range of possible outcomes for the UK economy.
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
We then impose a Bank Rate profile for each scenario using expert judgement with the base case as the starting point and then adjusting this for each of the other scenarios based on the narratives. We produce a range of Bank Rate profiles to reflect a range of possible outcomes the Bank of England may follow depending on how it sees the trade-off between growth and inflation evolving over the forecast period. For example, this might consist of higher rates initially in response to inflationary concerns followed by lower rates as inflation falls towards target, and that this may be sharper in the event of a deep recession.
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
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At 31 December 2024, there were no significant differences between our base case forecasts and the consensus views.
In 2024, we undertook a further peer benchmarking analysis of the economic scenarios, which for Q424 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The conclusion of this analysis demonstrated that our economic scenarios were in line with our peers.
In 2024, we also considered any likely impact from climate risk on our forecasting approach and concluded that no adjustment to the multiple economic scenarios for climate risk was required. This is because climate change effects are generally regarded to be relevant over a longer timeframe than our forecast period of five years.
Our use of four different scenarios is designed to reflect different possible outcomes to the base case, highlighting the upside and downside risks associated with the central scenario.

Annual Report 2024	Santander UK Group Holdings plc	90

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our forecasting period for GDP is five years and we use the OGEM 25 year model for the outer years, post five year forecast. This is a change to the methodology from 2023 and it was adopted in Q124. As part of this, we set a floor on the unemployment rate at 4% to ensure that the long-term view is near to the Non-
Accelerating Inflation Rate of Unemployment set out by the Bank of England in its annual supply side review.
Key changes to our forecasting approach in 2024
In 2024, we made two changes to our forecasting approach. We moved from five to four scenarios which saw the removal of the stubborn inflation scenario due to inflation becoming more stable as it reaches target, negating the need for a specific scenario. We also moved from using mean reversion for the forecasts beyond five years to using the 25 year OGEM output. This removes the need to make any assumptions regarding the length of time to mean revert.
Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances and UK Government policy which is subject to change.
In summary, the outlook for the UK economy in 2025 shows an economy that is growing with the stimulus from the October 2024 Budget helping to boost GDP.
There is above target inflation due to this stimulus and other government measures, but Bank Rate continues to fall gradually, supporting businesses and households. However, downside risks to the outlook remain particularly around geopolitical tensions and potential productivity gains.

Base case key macroeconomic assumptions
GDP: The UK economy slowed in Q324 with growth of 0.1% quarter-on-quarter. It was always likely that a slow-down from the above average quarterly growth rates of H124 would happen, but with weak PMIs as well there is a concern that the economy will stagnate in Q424. However, Q324 GDP did see rising consumer spending and strong gains for business investment as such we would expect that post-Budget growth will pick up, although some underlying weakness means the economy growing at levels similar to those experienced pre-
pandemic, rather than the stronger growth needed to help repair the UK’s finances. For 2025 we would expect to see stronger growth caused by the increase in government spending given the measures announced in the October 2024 Budget, although this may crowd out some business investment and with a higher tax burden this may impact both investment and private consumption. Over the longer term the key issue for growth remains productivity and without a boost to this growth will remain at the average pre-pandemic levels of 1.4%.

Bank Rate: The Monetary Policy Committee (MPC) lowered rates twice in 2024 to 4.75%. Our base case assumes a further 100bps of cuts which takes Bank Rate to
3.75% by the end of 2025, with further reductions into the medium term leaving the terminal rate at 3.25% in Q127. This is slightly higher than our previous forecast due to the increased inflation expected as a result of the October 2024 Budget.

House price growth: House prices grew in 2024, helped in part, by falling mortgage rates. However, the outlook for 2025 is likely to see a slow-down in house price growth due to higher swap rates which has pushed up mortgage rates in Q424. As always, the key to house price growth is the supply of housing which continues to be weak. This along with the steady fall in interest rates should ensure steady house price growth over the forecast period. We forecast a c.3% year-on-year growth in house prices by the end of 2025 and remaining at this growth rate for the rest of the forecast period.

Unemployment rate: Recent data for unemployment indicates that there is a slow loosening of the labour market. However, caution needs to be taken as the unemployment data is still subject to problems with the ONS Labour Force Survey data. In terms of the forecast the peak in unemployment comes in 2025, with the possibility of more redundancies as firms face higher employment costs as a result of the National Insurance Contributions (NIC) increase for employers. The rate then drops back to 4.2% (current Bank of England prediction for the natural rate of unemployment) in 2026. This accords with the better growth outlook, but also reflects the fact that the structure of the UK labour market changed with a large drop in the number of working age people looking for work, thus reducing supply. Although progress may be made in reducing medical waiting lists over the forecast period to boost supply.

CRE price growth: After falling for seven quarters in a row, CRE prices stabilised in Q224 and rose by 0.3% quarter-on-quarter in Q324 in a sign of the sector turning around after two years of falling prices. Cuts in Bank Rate boosted prices and this looks set to continue in Q424 following the November 2024 bank rate cut. In addition, with more workers return to the office this may help boost the flagging office sector. We expect prices to continue to rise throughout the forecast period as Bank Rate is reduced before growth stabilises around the 2% year-on-year mark.

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
Key changes to our base case in 2024
For our base case, we no longer expect a short recession given that the economy has been more resilient than previously expected in 2023. For the other macro-
economic variables, the changes made to the base case compared to 2023 included stronger house price inflation for 2024 reflecting the better economic conditions and slightly lower unemployment for 2024. However, risks to the base case remain with potential for rising geopolitical risks affecting the UK economy.
Our base case scenario incorporates stronger economic growth in 2025, from increased government spending and four Bank Rate cuts of 25bps over the year. It was updated to reflect the latest market data and to broadly align with the latest consensus estimates. The most notable change was to HPI with expected house price increases stronger than predicted in 2024.

Annual Report 2024	Santander UK Group Holdings plc	91

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other scenarios
Based on this revised base case, we reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include; (i) a slower recovery that is more akin to the ‘U’ shape of past recessions; (ii) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example longer-term sickness levels remaining above pre-pandemic levels); (iii) fragmentation of the global economy in particular changes and additional frictions to supply chains; and (iv) the global economy recovering more swiftly from higher inflation.
To reflect these potential outcomes, we use the base case and three additional scenarios, which we consider sufficient to reflect all the above potential outcomes.
As with the base case, the scenarios are forecast over a five-year period with the OEGM 25 year model used to determine the forecasts after this period with a floor on unemployment set at 4%.
The other scenarios are:
One upside scenario
This scenario has a quicker recovery in growth than the Baseline and is a bull case to the base forecasts. It assumes that inflation falls slightly below target at the start of the forecast period helped by lower wage growth, however it does rise back to 2% over the period. This allows the Bank of England to cut rates faster than the base case, bringing them back towards what might be considered the neutral rate earlier. This results in higher consumer and business confidence enabling higher levels of spending and investment, with savings rates returning to levels consistent with economic growth as real earnings growth returns. In this scenario
GDP remains stronger than the base case along with house price growth. Unemployment falls to 4% slightly below the base case and inflation dips below target in
2026 before ending the forecast period at target.
Two downside scenarios
The downside scenarios capture the impact of weaker investment, the increasing risk from geopolitical events and the ongoing significant mismatch between job vacancies and skills, as well as a smaller labour force.
Downside 1 – In this scenario, the economy contracts and although the recession is small and short lived, the recovery is weak and below potential. The measures announced in the Budget, in particular the increase in NICs for employers means growth is tempered and employment shrinks as businesses restructure to deal with the extra cost along with increased minimum wage and changes to workers' rights. Consumers opt to save more rather than spend which affects the recovery path, as consumer confidence is low in part due to concerns about the unstable geopolitical environment and the increase in lay-offs as businesses restructure.
The global economy is affected by a combination of factors, such as commodity prices becoming increasingly volatile due to geopolitical events and the potential impact of additional tariffs. This affects global inflation which negatively impacts UK trade and hinders a return to growth.
Downside 2 – This scenario shows a marked fall in GDP, with rising unemployment and falling house prices reflecting the ongoing issues of a higher interest rate environment. There is a longer lagged effect from monetary policy tightening and lower growth and productivity, which feeds across the whole economy. It also reflects the increase in geopolitical risk which affects market sentiment and causes further fragmentation of the global economy. It also assumes that major risk events continue to occur, exposing the vulnerability of countries' fiscal positions and the means to respond to such events. Unemployment peaks at 8.5% and, although, there are some inflationary pressures from changing trade patterns, the sharp fall in demand means inflation falls below target and allows the MPC to cut rates sharply from Q125 to stabilise demand. With inflation falling below target and lower interest rates this eases some of the pressures on the UK economy and growth picks up in the medium-term.
Key changes to our alternative scenarios in 2024
In 2024, we removed the Stubborn inflation scenario (Downside 3) from the suite of scenarios we run. This was because inflation fell significantly and the risks of inflation increasing above 3% and remaining at levels above this was no longer considered to need a separate scenario. The scenario was not replaced as we already have two downside scenarios reflecting the risks to the UK economy including inflation being above target and with higher interest rates compared to base case. It was not deemed necessary to have a further upside scenario given the limited upside risk to the UK economy. In addition, the use of four scenarios is in line with many of our peers.
Despite mixed signals about the UK's recent economic performance, which may impact the path of the Bank Rate, our scenarios continue to capture a broad range of forecasts.

Annual Report 2024	Santander UK Group Holdings plc	92

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 31 December 2024 were:

		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP(1)	2023 (actual)	0.3	0.3	0.3	0.3	0.3
	2024	0.9	0.9	0.8	0.4	0.8
	2025	2.0	1.4	(0.4)	(3.4)	0.6
	2026	2.5	1.6	0.3	(0.9)	1.2
	2027	2.5	1.4	0.9	1.3	1.4
	2028	2.5	1.4	1.0	2.8	1.6
	2029	2.5	1.4	1.1	2.8	1.6
	5-year average increase/decrease(2)	2.4	1.5	0.6	0.3	n/a
	Start to trough(3)	n/a	n/a	(0.7)	(5.2)	n/a
Bank Rate(1)	2023 (actual)	5.25	5.25	5.25	5.25	5.25
	2024	4.75	4.75	4.75	4.75	4.75
	2025	3.25	3.75	4.50	2.25	3.71
	2026	3.00	3.50	3.25	1.50	3.16
	2027	3.00	3.25	3.00	2.50	3.08
	2028	3.00	3.25	3.00	2.75	3.10
	2029	3.00	3.25	3.00	3.00	3.13
	5-year end period	3.00	3.25	3.00	3.00	n/a
	5-year peak	4.75	4.75	4.75	4.75	4.75
HPI(1)	2023 (actual)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)
	2024	4.8	4.5	2.0	1.3	3.6
	2025	4.3	3.0	(5.8)	(20.1)	(1.2)
	2026	4.7	3.0	(3.7)	(14.7)	0.3
	2027	4.6	3.0	2.9	5.8	3.4
	2028	4.5	3.0	4.4	9.6	4.0
	2029	4.6	3.0	4.6	7.7	4.0
	5-year average increase/decrease(2)	4.7	3.2	—	(3.7)	n/a
	Start to trough(3)	n/a	n/a	(10.1)	(33.0)	(0.8)
Unemployment(1)	2023 (actual)	3.8	3.8	3.8	3.8	3.8
	2024	4.4	4.3	4.4	4.4	4.4
	2025	4.1	4.4	5.2	8.3	4.9
	2026	4.0	4.2	5.5	8.2	4.9
	2027	4.0	4.2	5.5	7.6	4.8
	2028	4.0	4.2	5.5	7.0	4.8
	2029	4.0	4.2	5.5	6.4	4.7
	5-year end period	4.0	4.2	5.5	6.4	n/a
	5-year peak	4.4	4.4	5.5	8.5	4.9
CRE price growth(1)	2023 (actual)	(5.6)	(5.6)	(5.6)	(5.6)	(5.6)
	2024	0.4	(0.1)	(2.3)	(2.7)	(0.9)
	2025	5.7	2.5	(5.5)	(14.9)	(0.7)
	2026	5.2	2.8	1.7	(8.5)	2.0
	2027	2.9	2.5	2.0	4.4	2.6
	2028	3.3	2.2	1.8	3.8	2.4
	2029	3.0	2.1	2.4	3.4	2.4
	5-year average increase/decrease(2)	4.0	2.3	(0.1)	(3.3)	n/a
	Start to trough(3)	n/a	n/a	(7.4)	(24.7)	(1.2)
(1)GDP is the calendar year annual growth rate, HPI and CRE price growth rate is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)      This is the compound annual growth rate (CAGR) based on a 5 year period which represents an average annualised growth rate.
(3)      GDP, HPI and CRE start is taken from level at Q324.

Annual Report 2024	Santander UK Group Holdings plc	93

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The table below sets out our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 31 December 2023:

		Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
		%	%	%	%	%	%
GDP(1)	2022 (actual)	4.3	4.3	4.3	4.3	4.3	4.3
	2023	0.6	0.5	0.5	0.5	0.3	0.5
	2024	1.0	0.4	(0.1)	(1.8)	(3.3)	(0.4)
	2025	2.1	1.3	0.2	(0.9)	(1.4)	0.6
	2026	2.4	1.5	0.5	0.4	0.6	1.1
	2027	2.4	1.4	0.3	0.7	2.2	1.4
	2028	2.4	1.4	0.3	0.8	2.6	1.4
	5-year average increase/decrease	2.1	1.2	0.3	(0.2)	0.1	n/a
	Peak/(trough) at(2)	—	—	(0.2)	(2.8)	(5.1)	(1.1)
Bank Rate(1)	2022 (actual)	3.50	3.50	3.50	3.50	3.50	3.50
	2023	5.25	5.25	5.25	5.25	5.25	5.25
	2024	4.25	4.50	5.25	6.50	3.75	4.88
	2025	3.25	3.50	4.00	5.00	2.00	3.68
	2026	2.75	3.25	3.25	3.75	2.00	3.18
	2027	2.75	3.00	3.00	3.00	2.50	2.93
	2028	2.75	3.00	3.00	3.00	2.50	2.93
	5-year end period	2.75	3.00	3.00	3.00	2.50	n/a
	Peak/(trough) at	5.25	5.25	5.75	6.50	5.25	5.55
HPI(1)	2022 (actual)	5.0	5.0	5.0	5.0	5.0	5.0
	2023	(1.7)	(2.2)	(4.7)	(6.3)	(7.8)	(3.8)
	2024	2.0	(1.0)	(11.7)	(18.8)	(25.8)	(7.8)
	2025	6.5	2.5	3.4	3.6	3.6	3.3
	2026	5.1	3.0	2.1	1.6	1.6	2.7
	2027	4.0	3.0	3.0	1.6	1.6	2.7
	2028	3.6	3.0	3.1	1.8	1.8	2.7
	5-year average increase/decrease	4.3	2.0	(0.8)	(3.3)	(5.4)	n/a
	Peak/(trough) at(2)	(3.7)	(6.5)	(17.5)	(25.5)	(33.0)	(13.8)
Unemployment(1)	2022 (actual)	3.7	3.7	3.7	3.7	3.7	3.7
	2023	4.3	4.3	4.3	4.3	4.4	4.3
	2024	4.3	4.8	4.8	5.6	8.5	5.3
	2025	3.7	4.4	4.9	5.9	8.0	5.1
	2026	3.4	4.3	5.2	6.2	7.4	5.0
	2027	3.0	4.3	5.4	6.1	6.8	4.9
	2028	3.0	4.2	5.3	5.8	6.2	4.7
	5-year end period	3.0	4.2	5.3	5.8	6.2	n/a
	Peak/(trough) at	4.5	4.8	5.5	6.2	8.5	5.5
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)GDP peak taken from GDP level at Q2-23 and HPI peak taken from HPI level at Q3-22.
The forecast growth rates for the GDP assumptions we use for scenario modelling
The forecast growth rates for the GDP assumptions we used for scenario modelling were:

## At 31 December 2024

GDP Growth Rate (%)
5
0
-5
2024 (Reporting Date)
2025
2026
2027
2028
2029 (End of forecast period)
Downside 2
Downside 1
Base case
Upside

## At 31 December 2023

GDP Growth Rate (%)
5
0
-5
2023 (Reporting Date)
2024
2025
2026
2027
2028 (End of forecast period)
Downside 2
Downside 1
Upside
Stubborn Inflation
Base case

Annual Report 2024	Santander UK Group Holdings plc	94

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Scenario weights
Each quarter, we review the scenario weights we apply. We consider the weights of the economic scenarios as a whole, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of the weight of a scenario, we undertake a Monte Carlo analysis to estimate the likelihood of a five-year average GDP forecast growth rate occurring based on the long-run historically observed average. We then create a standard distribution bell curve around this long run average. This allows us to estimate the probability of a given GDP scenario occurring based on past experience and therefore assign a weight to that scenario. We also consider the UK economic and political environment when applying weights.
The scenario weights we applied for 2024 and 2023 were:

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
Scenario weights	%	%	%	%	%	%
2024	15	50	25	n/a	10	100
2023	10	50	10	20	10	100
2024 compared to 2023
In 2024, we removed the Stubborn Inflation scenario and re-weighted the remaining scenarios as inflation returned to more normalised levels. We remain of the view that the risks to UK growth are still biased to the downside and include: further geopolitical events creating more challenges for economies both the UK and abroad; the potential for further upside inflation surprises causing inflation to stay above target for longer, raising the cost of living and so reducing consumer demand; continuing weak investment reflecting the uncertain nature of the economic environment; and a continuing and significant mismatch between vacancies and skills along with a smaller labour force, which may bring disruption to any recovery in the latter years of the forecast.
Definition of default (Credit impaired) (audited)
We define a financial instrument as in default (i.e. credit impaired) for the purpose of calculating ECL if it is more than three months past due, or if we have data that suggests the customer is unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail & Business Banking and Consumer Finance
–They have been reported bankrupt or insolvent and are in arrears
–Their loan term has ended, but they still owe us money more than three months later
–They have had forbearance while in default and have failed to perform under the new arrangement terms, or have had multiple forbearance. Performing forborne accounts while not in default are reported in Stage 2

–We have suspended their fees and interest because they are in financial difficulties
–We have repossessed the property or the asset.
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
–Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12-month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months
–Stage 2: when there has been a SICR since initial recognition, but the exposure is not considered credit impaired. We apply a loss allowance equal to the lifetime ECL i.e. the expected loss resulting from all possible defaults throughout the residual life of a facility
–Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is needed. For more, see the section ‘Definition of default (Credit impaired)’ above.
We use quantitative, qualitative and backstop criteria to identify exposures that suffer a SICR. The Credit Risk Provisions Forum (CRPF) reviews and approves our SICR thresholds periodically. The Board Audit Committee reviews and challenges their appropriateness each year, or more often if we change them.

Annual Report 2024	Santander UK Group Holdings plc	95

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Key changes in 2024
In 2024, alongside our new ECL models, we updated our SICR criteria to enhance and improve consistency across portfolios. As a result, we now treat the following accounts as Stage 2:
Quantitative:
–Accounts with a 12-month PD between 30bps (0.3%) and 2000bps (20%) where the annualised lifetime PD has doubled from origination.
–PD threshold: Accounts where the annualised lifetime PD has increased above 2000bps (20%).
–Low Credit Risk Exemption (LCRE): we introduced an LCRE where, if the 12-month PD is less than 30bps, we retain the account in Stage 1, unless the qualitative or backstop criteria are met.
These changes increased the number of accounts in Stage 2 for Credit Cards and Overdrafts mainly due to the lower absolute PD thresholds, with no material increase in ECL.
Qualitative:
–For mortgages, over-indebted customers and Interest-only accounts 24 months pre-maturity.
–For CCB, customers operating in a high-risk sector.
These enhancements enabled us to retire related JAs.
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
The criteria for 2024 and 2023 were: accounts above the lower absolute PD thresholds below, where the PD has doubled since origination, are treated as Stage
2. Any account above the upper threshold (i.e. 20%) is also treated as Stage 2:

	Retail & Business Banking				Consumer Finance(2)	Corporate & Commercial Banking	Corporate Centre
	Mortgages	Everyday Banking(1)
		Personal loans	Credit cards	Overdrafts
2024	30bps	30bps	30bps	30bps	300bps	30bps	Internal rating method
2023	30bps	30bps	340bps	260bps	300bps	30bps	Internal rating method
(1)For larger business banking customers, we apply the same criteria as we use for CCB. Credit cards and Overdrafts lower PD thresholds aligned with the rest of Everyday Banking for consistency.
(2)Consumer Finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison. In addition, Consumer Finance does not apply the upper absolute PD threshold criteria.
Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of changes in PD. The criteria for 2024 and 2023 were:

Retail & Business Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Mortgages	Everyday Banking(1)
	Personal loans	Credit cards	Overdrafts
– In forbearance – Default in last 24m – 30 Days Past Due (DPD) in last 12m – Bankrupt – £100+ arrears New in 2024: – Over-indebted customers – Interest Only accounts 24m pre-maturity	– In Collections – Default in last 12m – £50+ arrears	– In forbearance – Default in last 12m – In Collections – £100+ arrears – Behaviour score indicators	– Fees suspended – Default in last 12m – Debit dormant >35 days – Any excess in month	– In forbearance – Deceased or Insolvent – Court ‘Return of goods’ order or Police watchlist – Agreement terminated – Payment holiday – Cash Collection	– In forbearance – Default in last 12m – Watchlist: proactive management – Default at proxy origination New in 2024: – Customers in a high-risk sector	– Watchlist: proactive management
(1)For larger business banking customers, we apply the same criteria that we use for Corporate & Commercial Banking.
If needed, we apply additional qualitative assessments as part of JAs in response to situations where known or expected risk factors and data are not considered in the modelling process. See 'Judgemental Adjustments (JAs)' below for more on this.
Backstop criteria
As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.
Improvement in credit risk or cure
We transfer Stage 3 exposures to Stage 2 or Stage 1 when we no longer consider them to be credit impaired. We transfer Stage 2 exposures to Stage 1 when we no longer consider them to have suffered a SICR. Where we identified a SICR using quantitative criteria, we transfer the exposures to Stage 1 when they no longer meet the original PD-based transfer criteria. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before we transfer the exposure to Stage 1. For a loan to exit forbearance, it must meet the conditions set out in the section ‘Forbearance’ in the 'Credit risk' section of the
Risk review.

Annual Report 2024	Santander UK Group Holdings plc	96

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
and approves all JAs on a quarterly basis.

	Retail & Business Banking
	Mortgages	Everyday Banking		Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
		Credit Cards	Other
2024	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	128	149	122	69	142	—	610
Individually assessed	6	—	—	—	162	—	168
ECL before JAs	134	149	122	69	304	—	778
JAs (excluding Affordability and Cost of Living JAs)
Unsecured PD adjustments	—	—	2	—	—	—	2
Mortgages LGD	27	—	—	—	—	—	27
Corporate single large exposure	—	—	—	—	24	—	24
Other	1	1	6	—	—	—	8
Total JAs (excluding Affordability and Cost of Living JAs)	28	1	8	—	24	—	61
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain pressures	—	—	—	—	14	—	14
Mortgage refinancing risk	11	—	—	—	—	—	11
SME debt burden	—	—	6	—	—	—	6
Total Affordability and Cost of Living JAs	11	—	6	—	14	—	31
Total JAs	39	1	14	—	38	—	92
Total ECL	173	150	136	69	342	—	870
Total JAs as a percentage of Total ECL (%)							11

2023	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	134	123	123	62	240	—	682
Individually assessed	4	—	—	—	124	—	128
ECL before JAs	138	123	123	62	364	—	810
JAs (excluding Affordability and Cost of Living JAs)
Long-term indeterminate arrears	16	—	—	—	—	—	16
12+ months in arrears	14	—	—	—	—	—	14
UPL loss floor	—	—	6	—	—	—	6
Model underestimation	36	—	—	—	—	—	36
Corporate single large exposure	—	—	—	—	23	—	23
Other	12	1	3	4	(31)	—	(11)
Total JAs (excluding Affordability and Cost of Living JAs)	78	1	9	4	(8)	—	84
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain pressures	—	—	—	—	24	—	24
Secured affordability	9	—	—	4	—	—	13
Unsecured affordability	—	16	22	—	—	—	38
Mortgage refinancing risk	19	—	—	—	—	—	19
SME debt burden	—	—	6	—	—	—	6
Total Affordability and Cost of Living JAs	28	16	28	4	24	—	100
Total JAs	106	17	37	8	16	—	184
Total ECL	244	140	160	70	380	—	994
Total JAs as a percentage of Total ECL (%)							19

Annual Report 2024	Santander UK Group Holdings plc	97

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

JAs (excluding Affordability and Cost of Living JAs)
–Unsecured PD Adjustments: In 2024, we replaced the UPL Loss floor JA with the Unsecured PD Adjustments JA to widen the scope of the JA. We use this
JA to address the perceived macroeconomic insensitivity in our Unsecured Personal Loans (UPL) model and the over sensitivity in our Overdrafts model.
–UPL – This arises where analysis of historical losses shows a larger correlation to the International Labour Organisation (ILO) unemployment forecast than the model gives. The JA uplifts the lifetime losses expected in each of the macroeconomic scenarios in the model to align with the expected losses the historical analysis predicts.
–Overdrafts – This arises where the ECL model is overly sensitive to Bank Rate changes, leading it to predict extremely high PDs in the early years. The JA reduces the lifetime losses expected in each of the macroeconomic scenarios in the model to align with the expected losses the historical analysis predicts.
–Mortgages LGD: We introduced this JA in 2024. It uplifts the modelled parameters that capture the risk of failed recovery strategies of stage 3 accounts in default and stage 1 and stage 2 accounts not in default targeting the LGD underestimation flagged by model monitoring, as well as the lower level of coverage compared to peers in this segment.
–Corporate single large exposure: This JA safeguards against individual large exposures defaulting over a short period. We currently use the JA to safeguard against two historically observed single name large losses in CCB. This JA was used in 2024 for 2 cases. This JA was also replenished in 2024 as it is still needed as UK corporate insolvencies rose to a 30-year high. In the current economic environment, the risk of single name defaults, which incur high losses, is considered greater than before as government support schemes ceased. We continue to assess the risk over the medium term based on actual experience and refine the estimate based on changes in our portfolio credit quality and loan size mix.
–Other: This includes Mortgages and Retail Unsecured and generally consists of small portfolios where the ECL calculation is held outside of the main models.
Affordability and Cost of Living JAs
–Corporate lending to segments affected by supply chain pressures: This JA reflects the corporate lending risks to those sectors susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand and exposure to supply chain pressures. This JA calculates
ECL by stressing PD levels for customers in Stage 2 according to each customer's risk profile.
–Mortgage refinancing risk: The JA considers the risk of mortgage customers being unable to afford their new mortgage instalment after re-mortgaging at higher interest rates. The JA assesses the likely mortgage payment against the stressed interest rate that customers had been assessed against at the point of application. Customers that are likely to secure rates above their stress levels are considered at risk of not being able to afford their new mortgage. We uplift their PDs to account for the elevated levels of defaults observed for the most recent cohorts of refinanced mortgages. The JA was designed using some profiling characteristics of customers that used the Mortgage Charter government scheme as some of those accounts are considered to be at higher risk of arrears.
–SME debt burden: This JA takes account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs as these are government guaranteed, but considers the possible impact on repayment of other lending with us.
2024 compared to 2023
In 2024, we implemented new impairment models for Mortgages and Corporate & Commercial Banking, which now embed many of the JAs in place at the end of
2023. In response to the improved economic data, specifically inflation, we reassessed the need for cost of living JAs and retired the Secured and Unsecured
Affordability JAs.
In 2024, we introduced a new Mortgage LGD JA which uplifts the modelled parameters that capture the risk of failed recovery strategies, for default and non-
default accounts.
Climate change
In 2024 and 2023, we assessed the risks to asset valuations in the customer loan book from both transitional and physical risks associated with climate change. At
31 December 2024 and 2023, we did not consider it appropriate to recognise a climate risk related JA for the following reasons:
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
–ECL calculations are based on multiple forward-looking economic scenarios developed by management covering a period of five years, during which timeframe climate change risks may crystallise;
–The proportion of mortgage loans subject to flood and subsidence risk is not material. The terms of our mortgage lending also require homeowners to have an active flood protection at any point of the contract. This assessment relies upon availability of risk cover from private insurers and FloodRe, respectively. The potential risk may increase over time if flooding due to climate change increases and/or insurance market circumstances change.

Annual Report 2024	Santander UK Group Holdings plc	98

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Individually assessed corporate Stage 3 exposures (audited)
We assess the ECL requirement for single name corporate exposures on an individual basis when they meet our definition of default and are transferred into
Stage 3. This assessment uses the latest specific data about the counterparty's estimated future cash flows, and collateral valuations, to determine a probability weighted ECL based on a best, worst and mid case outcome. For these individually assessed loans, the ECL allowance was £162m at 31 December 2024 (2023:
£124m). Had management assumed the best or worst outcome for loss estimates, the ECL allowance could have been within a range of £63m to £291m.
Sensitivity of ECL allowance to economic scenarios and weights (audited)
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios. In addition, the ECL allowance for residential mortgages is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that may have had a material impact on the ECL allowance and profit before tax.
Scenario sensitivity
The tables below show the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each scenario and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECLs which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside	Base case	Downside 1	Downside 2	Weighted
2024	£m	£m	£m	£m	£m
Exposure	290,484	290,484	290,484	290,484	290,484
Retail & Business Banking	198,747	198,747	198,747	198,747	198,747
– Mortgages	178,041	178,041	178,041	178,041	178,041
– EDB - Credit Cards	13,642	13,642	13,642	13,642	13,642
– EDB - Other	7,064	7,064	7,064	7,064	7,064
Consumer Finance	4,759	4,759	4,759	4,759	4,759
Corporate & Commercial Banking	26,307	26,307	26,307	26,307	26,307
Corporate Centre	60,671	60,671	60,671	60,671	60,671

ECL	742	775	922	1,525	870
Retail & Business Banking	381	404	518	1,052	459
– Mortgages	113	129	219	706	173
– EDB - Credit Cards	142	148	154	159	150
– EDB - Other	126	127	145	187	136
Consumer Finance	67	68	69	70	69
Corporate & Commercial Banking	294	303	335	403	342
Corporate Centre	—	—	—	—	—
	%	%	%	%	%
Proportion of assets in Stage 2	7	7	8	13	8
Retail & Business Banking	8	8	9	15	9
– Mortgages	9	9	10	16	9
– EDB - Credit Cards	3	3	3	3	3
– EDB - Other	5	5	7	10	6
Consumer Finance	7	7	7	7	7
Corporate & Commercial Banking	7	7	9	15	8
Corporate Centre	—	—	—	—	—
	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1
Retail & Business Banking	1	1	1	1	1
– Mortgages	1	1	1	1	1
– EDB - Credit Cards	—	—	—	—	—
– EDB - Other	2	2	2	2	2
Consumer Finance	1	1	1	1	1
Corporate & Commercial Banking	2	2	2	2	2
Corporate Centre	—	—	—	—	—

Annual Report 2024	Santander UK Group Holdings plc	99

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
2023	£m	£m	£m	£m	£m	£m
Exposure	300,969	300,969	300,969	300,969	300,969	300,969
Retail & Business Banking	204,357	204,357	204,357	204,357	204,357	204,357
– Mortgages	183,568	183,568	183,568	183,568	183,568	183,568
– EDB - Credit Cards	13,116	13,116	13,116	13,116	13,116	13,116
– EDB - Other	7,673	7,673	7,673	7,673	7,673	7,673
Consumer Finance	5,228	5,228	5,228	5,228	5,228	5,228
Corporate & Commercial Banking	27,277	27,277	27,277	27,277	27,277	27,277
Corporate Centre	64,107	64,107	64,107	64,107	64,107	64,107

ECL	834	898	993	1,179	1,412	994
Retail & Business Banking	420	467	538	692	891	544
– Mortgages	143	176	236	365	564	244
– EDB - Credit Cards	132	138	142	150	150	140
– EDB - Other	145	153	160	177	177	160
Consumer Finance	68	69	70	72	72	70
Corporate & Commercial Banking	346	362	385	415	449	380
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 2	6	6	6	7	12	8
Retail & Business Banking	6	7	7	8	15	9
– Mortgages	7	7	7	8	17	10
– EDB - Credit Cards	2	3	3	3	3	3
– EDB - Other	7	8	8	9	9	8
Consumer Finance	6	6	6	6	6	6
Corporate & Commercial Banking	13	14	14	17	20	13
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1	1
Retail & Business Banking	1	1	1	1	1	1
– Mortgages	1	1	1	1	1	1
– EDB - Credit Cards	—	—	—	—	—	—
– EDB - Other	2	2	2	2	2	2
Consumer Finance	—	—	—	—	—	—
Corporate & Commercial Banking	3	3	3	3	3	3
Corporate Centre	—	—	—	—	—	—
2024 compared to 2023
ECL reduced by £124m, driven by deleveraging of the balance sheet and the improved economic outlook resulting in ECL model releases. The ECL on Credit
Cards increased in the year due to the updated SICR rules. The value of JAs decreased in 2024 due to the implementation of new impairment models for
Mortgages and Corporate & Commercial Banking, as well as the releases of the affordability JAs in EDB.
HPI sensitivity
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions used to calculate the modelled ECL allowance for residential mortgages would have the most significant impact on the modelled ECL allowance. The table below shows the modelled ECL impact on the profit before tax of applying an immediate and permanent house price increase/decrease to our unweighted base case scenario, and assumes no changes to the stage allocation of exposures.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2024	34	21	(38)	(112)
2023	70	38	(54)	(155)
2024 compared to 2023
The decrease in modelled ECL sensitivity reflects the new Retail Mortgages impairment model we introduced in 2024, which shows different economic sensitivities, as well as portfolio deleveraging. The impairment model assumes a similar loss for low LTV accounts, given the distribution of LTV in the portfolio, and increases in the HPI exhibit shows less impact on modelled ECL than decreases in HPI.

Annual Report 2024	Santander UK Group Holdings plc	100

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Measuring ECL (audited)
For our mortgages and CCB portfolios, where accounts are not in default at the reporting date, we estimate a quarterly ECL for each exposure and for each quarter over the forecast period. The lifetime ECL is the sum of the quarterly ECLs over the forecast period, while the 12-month ECL is limited to the first four quarters. We calculate each quarterly ECL as the discounted value for the relevant forecast month of the product of the following factors:

Factor	Description
Survival rate (SR)	The probability that the exposure has not closed or defaulted since the reporting date.
Probability of default (PD)
The likelihood of a borrower defaulting in the following quarter, assuming it has not closed or defaulted since the reporting date. For each quarter in the forecast period, we estimate the quarterly PD from a range of factors. These include key risk drivers for the exposure, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.

Exposure at default (EAD)
The amount we expect to be owed if a default, or sale in the case of retail mortgages, event occurs. We determine EAD for each quarter of the forecast period by the expected payment profile, which varies by product. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments on Stage 1 accounts that the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an off-balance sheet element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product and base them on analysis of recent default data.

Loss given default (LGD)
Our expected loss if a default event were to occur. We express it as a percentage and calculate it based on factors that we have observed to affect the likelihood and/or value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we consider collateral values as well as the historical discounts to market/book values due to forced sales type.

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
Forward-looking information
Our assessments of a SICR and the calculation of ECL allowances incorporate forward-looking data. We perform historical analysis and identify the key economic variables that impact credit risk and ECL allowances for each portfolio. These can include house price growth, GDP, unemployment rate and BoE Bank Rate.
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
Grouping of instruments for losses measured on a collective basis
We measure ECL at the individual financial instrument level. However, where we have used internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups. We typically group instruments where they share risk characteristics using statistical models and assess them for impairment collectively. We use this approach for all our Retail & Business Banking and Consumer Finance portfolios and SME customers in Corporate & Commercial Banking.
We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.
For all our portfolios (whether we assess them for impairment individually or collectively) we use four forward-looking economic scenarios.
Governance around ECL impairment allowances (audited)
Our Risk Methodology team developed our ECL models (except for the external models we use, such as OGEM which we described earlier in ‘Our forecasting approach’), and our Independent Validations team reviews all material models. As model owners, our Risk Provisioning & Forecasting team run the models to calculate our ECL each month. The models are sensitive to changes in credit conditions and reflect management judgements that give rise to measurement uncertainty in our ECL, as set out above. The following committees and forums review the provision drivers and ensure that the ECL remains appropriate:
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

Annual Report 2024	Santander UK Group Holdings plc	101

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
The credit risk balances  in these credit risk review sections include interest we have charged to the customer’s account, but not accrued interest that we have not charged to the account yet, unless otherwise stated.
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
life of the facility, the maximum exposure is the total amount of the commitment.

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral(1)
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting(2)	Net exposure
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	33.1	—	33.1	—	—	—	—	—	—	33.1
Financial assets at amortised cost:
–Loans and advances to customers:⁽³⁾
–Residential Mortgages(4)	168.6	(0.2)	168.4	10.8	—	10.8	—	(171.4)	—	7.8
–Corporate loans	18.7	(0.3)	18.4	7.8	—	7.8	—	(14.9)	—	11.3
–Finance leases	4.2	(0.1)	4.1	—	—	—	—	—	—	4.1
–Accrued interest and other adjustments	0.8	—	0.8	0.4	—	0.4	—	—	—	1.2
–Other unsecured loans	6.6	(0.2)	6.4	14.2	(0.1)	14.1	—	—	—	20.5
–Amounts due from fellow Banco Santander group subsidiaries and JVs	4.8	—	4.8	—	—	—	—	—	—	4.8
Total loans and advances to customers	203.7	(0.8)	202.9	33.2	(0.1)	33.1	—	(186.3)	—	49.7
–Loans and advances to banks	1.1	—	1.1	0.5	—	0.5	—	—	—	1.6
–Reverse repurchase agreements – non trading	10.3	—	10.3	2.0	—	2.0	—	(10.3)	(0.1)	1.9
–Other financial assets at amortised cost	3.4	—	3.4	—	—	—	—	—	—	3.4
Total financial assets at amortised cost	218.5	(0.8)	217.7	35.7	(0.1)	35.6	—	(196.6)	(0.1)	56.6
Financial assets at fair value at FVOCI:
–Loans and advances to customers	—	—	—	—	—	—	—	—	—	—
–Debt securities	9.0	—	9.0	—	—	—	—	—	—	9.0
Total financial assets at FVOCI	9.0	—	9.0	—	—	—	—	—	—	9.0
Total	260.6	(0.8)	259.8	35.7	(0.1)	35.6	—	(196.6)	(0.1)	98.7

2023
Cash and balances at central banks	40.5	—	40.5	—	—	—	—	—	—	40.5
Financial assets at amortised cost:
–Loans and advances to customers:⁽³⁾
–Residential Mortgages	176.5	(0.2)	176.3	8.3	—	8.3	—	(179.1)	—	5.5
–Corporate loans	18.5	(0.3)	18.2	8.9	—	8.9	(0.1)	(15.3)	—	11.7
–Finance leases	4.6	(0.1)	4.5	—	—	—	—	(4.5)	—	—
–Accrued interest and other adjustments	0.9	—	0.9	—	—	—	—	—	—	0.9
–Other unsecured loans	7.1	(0.3)	6.8	13.8	(0.1)	13.7	—	—	—	20.5
–Amounts due from fellow Banco Santander group subsidiaries and JVs	4.5	—	4.5	—	—	—	—	—	—	4.5
Total loans and advances to customers	212.1	(0.9)	211.2	31.0	(0.1)	30.9	(0.1)	(198.9)	—	43.1
–Loans and advances to banks	1.2	—	1.2	0.5	—	0.5	—	—	—	1.7
–Reverse repurchase agreements – non trading	12.5	—	12.5	—	—	—	—	(12.4)	(0.1)	—
–Other financial assets at amortised cost	0.2	—	0.2	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	226.0	(0.9)	225.1	31.5	(0.1)	31.4	(0.1)	(211.3)	(0.1)	45.0
Financial assets at FVOCI:
Loans and advances to customers	—	—	—	—	—	—	—	—	—	—
–Debt securities	8.5	—	8.5	—	—	—	—	—	—	8.5
Total financial assets at FVOCI	8.5	—	8.5	—	—	—	—	—	—	8.5
Total	275.0	(0.9)	274.1	31.5	(0.1)	31.4	(0.1)	(211.3)	(0.1)	94.0
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
collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.

Annual Report 2024	Santander UK Group Holdings plc	102

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral(1)		Netting(2)	Net exposure
		Cash	Non-cash
2024	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	1.3	(0.7)	—	(0.4)	0.2
–Other financial assets at FVTPL	0.4	—	—	—	0.4
Total	1.7	(0.7)	—	(0.4)	0.6

2023
Financial assets at FVTPL:
–Derivative financial instruments	1.5	(0.8)	—	(0.5)	0.2
–Other financial assets at FVTPL	0.6	—	—	—	0.6
Total	2.1	(0.8)	—	(0.5)	0.8
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
grade 7 has an average PD of 0.100%. We give defaulted exposures a grade 1 and a PD value of 100%. In the final column of the table, we show the
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
capital models; however, any regulatory floors are removed and PDs are defined at every possible rating rather than grouped into rating buckets.

Annual Report 2024	Santander UK Group Holdings plc	103

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Rating distribution (audited)
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. JAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)(2)
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Cash and balances at central banks	33.1	—	—	—	—	—	—	—	—	33.1
–Stage 1	33.1	—	—	—	—	—	—	—	—	33.1
Financial assets at amortised cost:
–Loans and advances to customers(2)	5.8	31.7	82.8	46.8	15.7	6.9	5.4	8.6	(0.8)	202.9
–Stage 1	5.7	31.0	79.0	40.8	12.5	2.9	0.6	8.4	(0.1)	180.8
–Stage 2	0.1	0.7	3.8	6.0	3.2	3.9	2.4	0.1	(0.3)	19.9
–Stage 3	—	—	—	—	—	0.1	2.4	0.1	(0.4)	2.2
Of which mortgages:	5.2	30.3	77.4	41.2	6.6	3.4	3.1	1.4	(0.2)	168.4
–Stage 1	5.1	29.7	73.7	35.4	4.1	0.5	—	1.4	—	149.9
–Stage 2	0.1	0.6	3.7	5.8	2.5	2.9	1.3	—	(0.1)	16.8
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7
–Loans and advances to banks	—	—	—	—	—	—	—	1.1	—	1.1
–Stage 1	—	—	—	—	—	—	—	1.1	—	1.1
–Reverse repo agreements – non trading	5.3	1.5	2.6	0.7	0.2	—	—	—	—	10.3
–Stage 1	5.3	1.5	2.6	0.7	0.2	—	—	—	—	10.3
–Other financial assets at amortised cost	3.4	—	—	—	—	—	—	—	—	3.4
–Stage 1	3.4	—	—	—	—	—	—	—	—	3.4
Total financial assets at amortised cost	14.5	33.2	85.4	47.5	15.9	6.9	5.4	9.7	(0.8)	217.7
Financial assets at FVOCI:	3.6	5.0	0.4	—	—	—	—	—	—	9.0
–Stage 1	3.6	5.0	0.4	—	—	—	—	—	—	9.0
Total on balance sheet	51.2	38.2	85.8	47.5	15.9	6.9	5.4	9.7	(0.8)	259.8

Total off–balance sheet	6.9	8.9	9.0	4.2	1.9	0.8	0.7	3.3	(0.1)	35.6
–Stage 1	6.9	8.8	8.8	4.0	1.7	0.5	0.4	3.3	—	34.4
–Stage 2	—	0.1	0.2	0.2	0.2	0.3	0.2	—	(0.1)	1.1
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	58.1	47.1	94.8	51.7	17.8	7.7	6.1	13.0	(0.9)	295.4

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other(1)(2)
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL – On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.1	0.5	—	0.8	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3	1.5
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	18.2
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.6
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.2	0.1	0.5	—	0.8	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.2	0.1	0.5	—	0.8	0.3

Total off–balance sheet	—	—	—	—	—	0.1	—	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	9.1
–Stage 3	—	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	—	0.2	0.2	0.5	—	0.9	0.3

Annual Report 2024	Santander UK Group Holdings plc	104

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)(2)		Total
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Cash and balances at central banks	40.5	—	—	—	—	—	—	—	—	40.5
–Stage 1	40.5	—	—	—	—	—	—	—	—	40.5
Financial assets at amortised cost:
–Loans and advances to customers(2)	5.3	34.7	85.6	49.3	14.7	8.4	5.5	8.6	(0.9)	211.2
–Stage 1	5.3	33.6	81.5	43.9	10.4	2.8	0.4	8.3	(0.1)	186.1
–Stage 2	—	1.1	4.1	5.4	4.3	5.5	2.4	0.1	(0.4)	22.5
–Stage 3	—	—	—	—	—	0.1	2.7	0.2	(0.4)	2.6
Of which mortgages:	5.2	33.1	81.0	42.0	6.7	3.8	3.4	1.3	(0.2)	176.3
–Stage 1	5.2	32.0	76.9	36.7	3.6	0.5	0.1	1.3	—	156.3
–Stage 2	—	1.1	4.1	5.3	3.1	3.2	1.4	—	(0.1)	18.1
–Stage 3	—	—	—	—	—	0.1	1.9	—	(0.1)	1.9
–Loans and advances to banks	0.1	0.2	—	—	—	—	—	0.9	—	1.2
–Stage 1	0.1	0.2	—	—	—	—	—	0.9	—	1.2
–Reverse repo agreements – non trading	9.6	1.6	0.7	0.6	—	—	—	—	—	12.5
–Stage 1	9.6	1.6	0.7	0.6	—	—	—	—	—	12.5
–Other financial assets at amortised cost	0.2	—	—	—	—	—	—	—	—	0.2
–Stage 1	0.2	—	—	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	15.2	36.5	86.3	49.9	14.7	8.4	5.5	9.5	(0.9)	225.1
Financial assets at FVOCI:	4.2	3.9	0.2	—	—	—	—	0.2	—	8.5
–Stage 1	4.2	3.9	0.2	—	—	—	—	0.2	—	8.5
Total on balance sheet	59.9	40.4	86.5	49.9	14.7	8.4	5.5	9.7	(0.9)	274.1

Total off–balance sheet	—	6.3	7.0	6.8	4.6	1.7	0.4	4.7	(0.1)	31.4
–Stage 1	—	6.3	6.9	6.7	4.4	1.2	0.1	4.7	—	30.3
–Stage 2	—	—	0.1	0.1	0.2	0.5	0.2	—	(0.1)	1.0
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	59.9	46.7	93.5	56.7	19.3	10.1	5.9	14.4	(1.0)	305.5

	Santander UK risk grade									Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other(1)(2)	Total
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.2	0.1	—	0.4	1.7
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	13.3
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.5
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.0
–Loans and advances to banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.2	0.2	0.5	—	0.9	0.3

Total off–balance sheet	—	—	—	—	—	0.1	—	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	9.1
–Stage 3	—	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	—	0.2	0.3	0.5	—	1.0	0.3
(1)Includes Joint Ventures and Business Banking (including BBLs balances) as well as the Crown Dependencies portfolio. We use scorecards for these items, rather than rating models. .
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Annual Report 2024	Santander UK Group Holdings plc	105

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	Customer Loans							12 month Gross write-offs	Loan Loss Allowance s
	Total	Stage 1		Stage 2		Stage 3(2)
2024	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail & Business Banking	173.8	154.0	88.6	17.8	10.2	2.0	1.16	156	422
– Mortgages	167.2	148.5	88.8	16.9	10.1	1.8	1.07	9	173
– EDB - Credit Cards	2.8	2.3	81.9	0.5	16.4	—	2.75	51	135
– EDB - Other(1)	3.8	3.2	84.8	0.4	11.5	0.2	3.84	96	114
Consumer Finance	4.8	4.5	92.2	0.3	7.0	—	0.77	25	69
Corporate & Commercial Banking	18.0	15.2	84.8	2.1	11.6	0.7	3.96	49	294
Corporate Centre	1.3	1.3	99.6	—	0.1	—	0.22	—	—
Total Drawn	197.9	175.0	88.4	20.2	10.2	2.7	1.40	230	785
Retail & Business Banking	25.0	24.3		0.7		—		—	37
– Mortgages	10.8	10.5		0.3		—		—	—
– EDB - Credit Cards	10.9	10.7		0.2		—		—	15
– EDB - Other(1)	3.3	3.1		0.2		—		—	22
Consumer Finance	—	—		—		—		—	—
Corporate & Commercial Banking	8.3	7.7		0.5		0.1		—	48
Corporate Centre(3)	2.4	2.4		—		—		—	—
Total Undrawn	35.7	34.4		1.2		0.1		—	85
Total	233.6	209.4		21.4		2.8		230	870

2023	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail & Business Banking	182.3	160.8	88.3	19.2	10.5	2.3	1.27	141	501
– Mortgages	175.2	155.0	88.5	18.2	10.4	2.0	1.16	11	241
– EDB - Credit Cards	2.7	2.3	85.4	0.3	12.9	0.1	2.95	46	130
– EDB - Other(1)	4.4	3.5	80.9	0.7	14.8	0.2	4.38	84	130
Consumer Finance	5.2	4.9	93.1	0.3	6.3	—	0.53	23	70
Corporate & Commercial Banking	17.9	13.8	77.1	3.4	19.1	0.7	4.14	68	345
Corporate Centre	1.3	1.3	99.8	—	0.1	—	0.10	—	—
Total Drawn	206.7	180.8	87.5	22.9	11.1	3.0	1.49	232	916
Retail & Business Banking	22.0	21.5		0.5		—		—	43
– Mortgages	8.3	8.2		0.1		—		—	3
– EDB - Credit Cards	10.4	10.3		0.1		—		—	10
– EDB - Other(1)	3.3	3.0		0.3		—		—	30
Consumer Finance	—	—		—		—		—	—
Corporate & Commercial Banking	9.4	8.8		0.5		0.1		—	35
Corporate Centre	—	—		—		—		—	—
Total Undrawn	31.4	30.3		1.0		0.1		—	78
Total	238.1	211.1		23.9		3.1		232	994
(1)EDB - Other includes £1.2bn of BBLS lending (£1.1bn is BBLS with 100% Government guarantee), £2.1bn unsecured personal loans and £0.5bn overdrafts.(2023: £1.8bn of BBLS lending £1.7bn is BBLS with
100% Government Guarantee), £2.1bn unsecured personal loans and £0.5bn overdrafts.
(2)Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
(3)    Includes £2.0bn of Reverse repurchasing agreements - Non-trading
Arrears over 90 days past due

	31 December 2024	31 December 2023
	%	%
Mortgages	0.80	0.80
Credit Cards	0.56	0.51
UPL	0.88	0.73
Overdrafts	3.05	2.43
Business Banking	3.89	4.15
Consumer Finance	0.53	0.43
Corporate & Commercial Banking	1.04	1.04
2024 compared to 2023
Our underlying asset quality remained good, supported by the sale of low return mortgage assets. The improvement in the economic outlook helped drive the reduction in Stage 2 and 3 assets. While we saw loans in Stage 2 and 3 decrease, we saw an increase in early arrears in 2024 as they returned to more normalised levels. The decrease in CCB Stage 2 assets was driven by an overall improvement in asset quality.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.

Annual Report 2024	Santander UK Group Holdings plc	106

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit quality (audited)
Total on-balance sheet exposures at 31 December 2024 comprised £197.9bn of customer loans, loans and advances to banks of £1.1 bn, £13.7bn of sovereign assets measured at amortised cost, £9.0bn of assets measured at FVOCI, and £33.1bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	154,000	17,773	1,966	173,739
–Mortgages	148,560	16,890	1,778	167,228
–EDB - Credit Cards	2,271	454	49	2,774
–EDB - Other	3,169	429	139	3,737
Consumer Finance	4,389	334	36	4,759
Corporate & Commercial Banking	15,280	2,098	651	18,029
Corporate Centre	58,282	2	2	58,286
Total on-balance sheet	231,951	20,207	2,655	254,813
Off–balance sheet
Retail & Business Banking(1)	24,211	745	52	25,008
–Mortgages(1)	10,510	285	18	10,813
–EDB - Credit Cards	10,577	263	28	10,868
–EDB - Other	3,124	197	6	3,327
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	7,743	470	65	8,278
Corporate Centre	2,385	—	—	2,385
Total off–balance sheet(2)	34,339	1,215	117	35,671
Total exposures	266,290	21,422	2,772	290,484

ECL
On-balance sheet
Retail & Business Banking	52	223	147	422
–Mortgages	10	84	79	173
–EDB - Credit Cards	18	85	32	135
–EDB - Other	24	54	36	114
Consumer Finance	16	27	26	69
Corporate & Commercial Banking	55	71	168	294
Corporate Centre	—	—	—	—
Total on-balance sheet	123	321	341	785
Off–balance sheet
Retail & Business Banking	12	24	1	37
–Mortgages	—	—	—	—
–EDB - Credit Cards	4	11	—	15
–EDB - Other	8	13	1	22
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	18	14	16	48
Corporate Centre	—	—	—	—
Total off–balance sheet	30	38	17	85
Total ECL	153	359	358	870

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.4	0.2
–Mortgages	—	0.5	4.4	0.1
–EDB - Credit Cards	0.8	18.7	65.6	4.8
–EDB - Other	0.8	12.5	25.9	3.1
Consumer Finance	0.4	8.2	71.2	1.4
Corporate & Commercial Banking	0.4	3.4	25.9	1.6
Corporate Centre	—	1.6	4.6	—
Total on-balance sheet	0.1	1.6	12.8	0.3
Off–balance sheet
Retail & Business Banking	—	3.2	2.6	0.1
–Mortgages	—	—	—	—
–EDB - Credit Cards	—	4.1	1.6	0.1
–EDB - Other	0.2	6.8	16.8	0.6
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.2	3.0	24.2	0.6
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.1	14.6	0.2
Total coverage	0.1	1.7	12.9	0.3
(1)Off-balance sheet exposures include £6.1bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 30 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.

Annual Report 2024	Santander UK Group Holdings plc	107

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Total on-balance sheet exposures at 31 December 2023 comprised £206.7bn of customer loans, loans and advances to banks of £1.2bn, £12.6bn of sovereign assets measured at amortised cost, £8.5bn of assets measured at FVOCI, and £40.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	160,870	19,150	2,247	182,267
–Mortgages	155,063	18,160	2,016	175,239
–EDB - Credit Cards	2,283	345	46	2,674
–EDB - Other	3,524	645	185	4,354
Consumer Finance	4,870	330	28	5,228
Corporate & Commercial Banking	13,822	3,418	699	17,939
Corporate Centre	64,094	1	1	64,096
Total on-balance sheet	243,656	22,899	2,975	269,530
Off–balance sheet
Retail & Business Banking(1)	21,598	433	59	22,090
–Mortgages(1)	8,189	120	20	8,329
–EDB - Credit Cards	10,295	114	33	10,442
–EDB - Other	3,114	199	6	3,319
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	8,745	547	46	9,338
Corporate Centre	11	—	—	11
Total off–balance sheet(2)	30,354	980	105	31,439
Total exposures	274,010	23,879	3,080	300,969

ECL
On-balance sheet
Retail & Business Banking	57	274	170	501
–Mortgages	22	110	109	241
–EDB - Credit Cards	17	87	26	130
–EDB - Other	18	77	35	130
Consumer Finance	21	30	19	70
Corporate & Commercial Banking	64	118	163	345
Corporate Centre	—	—	—	—
Total on-balance sheet	142	422	352	916
Off–balance sheet
Retail & Business Banking	16	26	1	43
–Mortgages	2	1	—	3
–EDB - Credit Cards	4	6	—	10
–EDB - Other	10	19	1	30
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	12	14	9	35
Corporate Centre	—	—	—	—
Total off–balance sheet	28	40	10	78
Total ECL	170	462	362	994

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail & Business Banking	—	1.4	7.5	0.3
–Mortgages	—	0.6	5.4	0.1
–EDB - Credit Cards	0.8	25.2	57.7	4.9
–EDB - Other	0.5	11.9	18.8	3.0
Consumer Finance	0.4	9.0	68.5	1.3
Corporate & Commercial Banking	0.5	3.5	23.4	1.9
Corporate Centre	—	—	10.0	—
Total on-balance sheet	0.1	1.8	11.8	0.3
Off–balance sheet
Retail & Business Banking	0.1	6.0	2.8	0.2
–Mortgages	—	1.1	0.5	—
–EDB - Credit Cards	—	5.0	1.9	0.1
–EDB - Other	0.3	9.6	18.0	0.9
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.1	2.5	20.2	0.4
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	4.1	10.4	0.2
Total coverage	0.1	1.9	11.8	0.3
(1)Off-balance sheet exposures include £3.3bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 30 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.

Annual Report 2024	Santander UK Group Holdings plc	108

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

2024 compared to 2023
The ECL provision at 31 December 2024 decreased by £124m to £870m (2023: £994m) with a change in our economic assumptions and weights, including the removal of our Stubborn Inflation scenario and the re-weighting of the remaining scenarios in 2024. Following the fall in inflation in 2024, we also released judgemental adjustments which were originally made to reflect cost of living pressures on customers.
Gross write-off utilisation of £230m (2023: £232m) largely driven by unsecured retail.
Key movements in exposures and ECL allowance in the year by Stage were:
– Stage 1 exposures reduced, mainly due to lower Mortgage new business. Stage 1 ECL allowance also reduced due to a reduction in Mortgage assets, as well as the economic assumption and weights updates.
–Stage 2 exposures reduced, driven by Corporate and Commercial Banking assets moving from Stage 1 to Stage 2 following the implementation of new impairment models and in Mortgages due to the unwinding of the refinance JAs moving customers back into Stage 1. Stage 2 ECL allowance reduced mainly due to the economic assumption and weights updates in the year.
–Stage 3 exposures and ECL allowance reduced in 2024 mainly in Mortgages due to the improved economic outlook and sale of low return mortgage assets in
Q424.

Annual Report 2024	Santander UK Group Holdings plc	109

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Stage 2 analysis (audited)
The following table analyses our Stage 2 exposures and ECL allowance by the reason the exposure is classified as Stage 2.

2024		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance(1)	Other(2)	Mortgage Refinancing
Retail & Business Banking - Mortgages	Exposure £m	509	8,946	353	300	4,978	1,804	16,890
	ECL £m	7	49	3	3	11	11	84
	Coverage %	1.4	0.5	0.9	1.0	0.2	0.6	0.5
Retail & Business Banking EDB - Credit Cards	Exposure £m	9	392	19	5	29	—	454
	ECL £m	4	67	7	1	6	—	85
	Coverage %	46.2	17.0	38.0	14.7	20.6	—	18.7
Retail & Business Banking EDB - Other	Exposure £m	79	209	109	5	27	—	429
	ECL £m	9	18	19	1	7	—	54
	Coverage %	11.3	8.7	16.8	16.0	25.9	—	12.6
Consumer Finance	Exposure £m	30	155	—	—	149	—	334
	ECL £m	10	11	—	—	6	—	27
	Coverage %	33.7	7.0	—	—	3.4	—	8.1
Corporate & Commercial Banking	Exposure £m	54	930	61	57	996	—	2,098
	ECL £m	1	38	7	1	24	—	71
	Coverage %	2.5	4.1	10.9	2.4	2.3	—	3.4
Corporate Centre	Exposure £m	2	—	—	—	—	—	2
	ECL £m	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—
Total Drawn	Exposure £m	683	10,632	542	367	6,179	1,804	20,207
	ECL £m	31	183	36	6	54	11	321
	Coverage %	4.6	1.7	6.5	1.6	0.8	0.3	1.6
Undrawn	ECL £m	1	23	6	2	6	—	38
Total Reported	Exposure £m	709	11,295	608	436	6,570	1,804	21,422
	ECL £m	32	206	42	8	60	11	359

2023		Backstop	Quantitative	Qualitative		JAs				Total
		30 DPD	PD deterioration	Forbearance(1)	Other	Secured affordability	Unsecured affordability	Mortgage Refinancing	High risk corporate
Retail & Business Banking - Mortgages	Exposure £m	560	5,877	516	549	2,889	—	7,769	—	18,160
	ECL £m	12	65	2	3	9	—	19	—	110
	Coverage %	2.1	1.1	0.3	0.7	0.3	—	0.2	—	0.6
Retail & Business Banking EDB - Credit Cards	Exposure £m	9	256	—	17	—	63	—	—	345
	ECL £m	4	63	—	5	—	15	—	—	87
	Coverage %	47.1	24.9	27.7	24.5	—	23.7	—	—	25.2
Retail & Business Banking EDB - Other	Exposure £m	169	288	—	19	—	169	—	—	645
	ECL £m	18	36	—	3	—	20	—	—	77
	Coverage %	10.8	12.3	—	16.2	—	11.7	—	—	11.9
Consumer Finance	Exposure £m	25	115	—	126	64	—	—	—	330
	ECL £m	11	10	—	5	4	—	—	—	30
	Coverage %	43.4	8.7	—	4.0	6.3	—	—	—	9.0
Corporate & Commercial Banking	Exposure £m	93	1,809	85	533	—	—	—	898	3,418
	ECL £m	2	75	2	17	—	—	—	22	118
	Coverage %	2.4	4.1	2.5	3.2	—	—	—	2.5	3.5
Corporate Centre	Exposure £m	1	—	—	—	—	—	—	—	1
	ECL £m	—	—	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—	—	—
Total Drawn	Exposure £m	857	8,345	601	1,244	2,953	232	7,769	898	22,899
	ECL £m	47	249	4	33	13	35	19	22	422
	Coverage %	5.5	3.0	0.7	2.7	0.4	15.0	0.2	2.5	1.8
Undrawn	ECL £m	3	28	—	4	—	3	—	2	40
Total Reported	Exposure £m	893	9,160	601	1,436	2,889	233	7,769	898	23,879
	ECL £m	50	277	4	37	13	38	19	24	462
(1)Where the values of ECL and/or exposures are not £nil, but round to £nil when presented in £millions, the coverage ratio is still presented in the table.
(2)Mainly consists of Qualitative triggers for Mortgages, over-indebted customers c£2.5bn and Interest-only accounts 24 months pre-maturity c£1.3bn, and for CCB customers operating in a high-risk sector.
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL allowance in order of the categories presented.

Annual Report 2024	Santander UK Group Holdings plc	110

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table analyses our Stage 2 and Stage 3 exposures and the related ECL allowances by whether or not they are in a cure period at the balance sheet date:

	2024			2023
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2
Not in cure period	17,395	306	1.8	12,682	360	2.8
In cure period (for transfer to Stage 1)	4,027	53	1.3	11,197	102	0.9
	21,422	359	1.7	23,879	462	1.9
Stage 3
Not in cure period	2,633	352	13.3	2,712	342	12.6
In cure period (for transfer to Stage 2)	139	6	4.3	368	20	5.4
	2,772	358	12.9	3,080	362	11.8
2024 compared to 2023
Stage 2 accounts in a cure period decreased by £7.2bn, and those not in a cure period increased by £4.7bn, primarily driven by Mortgages due to the implementation of the SICR updates and the update to the refinance JA in 2024.
Stage 3 exposures and ECLs in a cure period decreased primarily driven by the updates in definition of default relating to CCB forbearance.
Reconciliation of exposures, loss allowance and net carrying amounts (audited)
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL allowance, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2024	£m	£m	£m	£m	£m
Retail & Business Banking	173,739	422	173,317	25,008	37
–Mortgages(1)	167,228	173	167,055	10,813	—
–EDB - Credit Cards(2)	2,774	135	2,639	10,868	15
–EDB - Other	3,737	114	3,623	3,327	22
Consumer Finance	4,759	69	4,690	—	—
Corporate & Commercial Banking	18,029	294	17,735	8,278	48
Corporate Centre	58,286	—	58,286	2,385	—
Total exposures presented in Credit Quality tables	254,813	785	254,028	35,671	85
Joint ventures			4,813
Other items			1,042
Adjusted net carrying amount			259,883
Assets classified at FVTPL			1,685
Non-financial assets(2)			5,508
Total assets per the Consolidated Balance Sheet			267,076

2023
Retail & Business Banking	182,267	501	181,766	22,090	43
–Mortgages(1)	175,239	241	174,998	8,329	3
–EDB - Credit Cards(2)	2,674	130	2,544	10,442	10
–EDB - Other	4,354	130	4,224	3,319	30
Consumer Finance	5,228	70	5,158	—	—
Corporate & Commercial Banking	17,939	345	17,594	9,338	35
Corporate Centre	64,096	—	64,096	11	—
Total exposures presented in Credit Quality tables	269,530	916	268,614	31,439	78
Joint ventures			4,488
Other items			960
Adjusted net carrying amount			274,062
Assets classified at FVTPL			2,074
Non-financial assets(2)			5,947
Total assets per the Consolidated Balance Sheet			282,083
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgage products.
(2)Off-balance sheet exposures include credit cards.

Annual Report 2024	Santander UK Group Holdings plc	111

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	274,010	170	23,879	462	3,080	362	300,969	994
Transfers from Stage 1 to Stage 2(3)	(12,030)	(11)	12,030	11	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	9,543	118	(9,543)	(118)	—	—	—	—
Transfers to Stage 3(3)	(437)	(2)	(848)	(34)	1,285	36	—	—
Transfers from Stage 3(3)	36	2	417	34	(453)	(36)	—	—
Transfers of financial instruments	(2,888)	107	2,056	(107)	832	—	—	—
Net ECL remeasurement on stage transfer(4)	—	(107)	—	96	—	122	—	111
Change in economic scenarios(2)	—	(20)	—	(44)	—	—	—	(64)
Change to ECL models	(2,287)	(5)	2,361	37	(74)	(26)	—	6
New lending and assets purchased(5)	33,906	43	1,170	58	164	40	35,240	141
Redemptions, repayments and assets sold(7)	(37,638)	(44)	(4,672)	(69)	(1,243)	(79)	(43,553)	(192)
Changes in risk parameters and other movements(6)	1,187	9	(3,372)	(74)	355	169	(1,830)	104
Assets written off(7)	—	—	—	—	(342)	(230)	(342)	(230)
At 31 December 2024	266,290	153	21,422	359	2,772	358	290,484	870
Net movement in the period	(7,720)	(17)	(2,457)	(103)	(308)	(4)	(10,485)	(124)

ECL (release)/charge to the Income Statement		(17)		(103)		226		106
Less: Discount unwind		—		—		(24)		(24)
Less: Recoveries net of collection costs		—		—		(12)		(12)
Total ECL (release)/charge to the Income Statement		(17)		(103)		190		70

At 1 January 2023	290,813	171	19,282	516	2,735	320	312,830	1,007
Transfers from Stage 1 to Stage 2(3)	(13,160)	(9)	13,160	9	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	5,974	111	(5,974)	(111)	—	—	—	—
Transfers to Stage 3(3)	(600)	(6)	(924)	(38)	1,524	44	—	—
Transfers from Stage 3(3)	28	1	306	15	(334)	(16)	—	—
Transfers of financial instruments	(7,758)	97	6,568	(125)	1,190	28	—	—
Net ECL remeasurement on stage transfer(4)	—	(111)	—	145	—	130	—	164
Change in economic scenarios(2)	—	29	—	(33)	—	9	—	5
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	25,306	28	562	45	59	20	25,927	93
Redemptions, repayments and assets sold(7)	(34,246)	(35)	(3,030)	(53)	(886)	(46)	(38,162)	(134)
Changes in risk parameters and other movements(6)	(105)	(9)	497	(33)	394	133	786	91
Assets written off(7)	—	—	—	—	(412)	(232)	(412)	(232)
At 31 December 2023	274,010	170	23,879	462	3,080	362	300,969	994
Net movement in the period	(16,803)	(1)	4,597	(54)	345	42	(11,861)	(13)

ECL (release)/charge to the Income Statement		(1)		(54)		274		219
Less: Discount unwind		—		—		(21)		(21)
Less: Recoveries net of collection costs		—		—		8		8
Total ECL (release)/charge to the Income Statement		(1)		(54)		261		206

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
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

Annual Report 2024	Santander UK Group Holdings plc	112

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
balances with other Banco Santander group members. We show them separately in the section that immediately follows.

	2024						2023
		Financial institutions						Financial institutions
	Government s	Banks(1)	Other	Retail	Corporat e	Total(2)	Governments	Banks(1)	Other	Retail	Corporat e	Total(2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Eurozone
Ireland	—	—	3.3	—	—	3.3	—	—	3.1	—	0.1	3.2
Spain	—	—	—	—	—	—	—	—	—	—	—	—
France	0.1	1.5	2.1	—	—	3.7	0.1	1.7	0.8	—	—	2.6
Belgium	0.2	0.3	—	—	—	0.5	0.2	0.3	—	—	—	0.5
Germany	—	0.2	—	—	—	0.2	—	0.2	0.3	—	—	0.5
Luxembourg	—	—	2.3	—	0.1	2.4	—	—	0.5	—	0.1	0.6
Other	—	—	—	—	—	—	0.1	0.4	—	—	—	0.5
	0.3	2.0	7.7	—	0.1	10.1	0.4	2.6	4.7	—	0.2	7.9
Other countries
UK	37.1	1.6	6.7	202.8	24.3	272.5	40.8	1.7	7.2	208.4	25.0	283.1
Jersey	—	—	0.1	1.0	0.3	1.4	—	—	0.1	0.9	0.2	1.2
US	—	0.9	—	—	—	0.9	—	0.7	—	—	—	0.7
Canada	0.6	0.9	—	—	—	1.5	0.1	0.8	—	—	—	0.9
Japan	2.8	0.1	—	—	—	2.9	2.0	0.9	—	—	—	2.9
Switzerland	0.4	—	—	—	—	0.4	2.1	—	—	—	—	2.1
Other(3)	—	0.5	0.2	0.7	0.4	1.8	—	0.4	0.1	0.4	0.5	1.4
	40.9	4.0	7.0	204.5	25.0	281.4	45.0	4.5	7.4	209.7	25.7	292.3
Total	41.2	6.0	14.7	204.5	25.1	291.5	45.4	7.1	12.1	209.7	25.9	300.2
(1)Excludes balances with central banks.
(2)Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets.
(3)Mainly includes Isle of Man £0.4bn (2023: :£0.4bn ), Australia £0.3bn (2023:£0.3bn ), Other (Excl OECD)£0.2bn (2023: £0.2bn ), Bermuda £0.1bn (2023: £0.1bn ), China £0.1bn (2023: £0.1bn ), Guernsey
£0.1bn (2023: £0.2bn ), Singapore £0.1bn (2023: £0.0bn ), and Norway £0.1bn (2023:£0.1bn).
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
transactions with third parties, and in a way that manages the credit risk within limits acceptable to the Board and the PRA.
At 31 December 2024 and 31 December 2023, we had gross balances with other Banco Santander group members as follows:

	2024				2023
	Financial institutions				Financial institutions
	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	0.6	—	—	0.6	0.9	—	—	0.9
UK	—	4.9	—	4.9	—	4.5	—	4.5
	0.6	4.9	—	5.5	0.9	4.5	—	5.4
Liabilities
Spain	2.1	0.1	—	2.2	2.3	0.1	—	2.4
UK	—	1.7	—	1.7	—	0.9	—	0.9
	2.1	1.8	—	3.9	2.3	1.0	—	3.3

Annual Report 2024	Santander UK Group Holdings plc	113

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

RETAIL & BUSINESS BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail & Business Banking in separate sections below for Mortgages, our largest portfolio, and our Everyday Banking portfolio.
Retail & Business Banking: Mortgages - Credit Risk Review
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK,except for a small number of loans in the Isle of Man and Jersey.
Borrower profile (audited)

	Stock				New business
	2024		2023		2024		2023
	£m	%	£m	%	£m	%	£m	%
Home movers(1)	70,339	42	73,075	42	6,736	45	5,009	41
Remortgagers(2)	45,725	27	49,084	28	4,353	29	3,901	32
First-time buyers	36,233	22	37,495	21	3,262	22	3,015	25
Buy-to-let	14,931	9	15,585	9	567	4	239	2
	167,228	100	175,239	100	14,918	100	12,164	100

	2024	2023
Internal remortgages (£bn)(3)	32.8	31.9
Further advances and flexi drawdowns (£bn)	0.8	0.8
First-time buyers - gross lending (£bn )	3.3	3.0
% of customers retained with a maturing mortgage (unaudited)(4)	77	77
(1)'Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
(2)Remortgagers’ are new customers who are taking a new mortgage with us.
(3)Internal remortgages are where we moved our customers with maturing mortgages onto new ones.
(4)Applied to mortgages three months post maturity, and is calculated as a 12-month average of retention rates to September 2024 and December 2023 respectively.
2024 compared to 2023
In 2024, mortgage asset stock decreased across all sectors, with the stock borrower profile unchanged. Although our new business increased year-on-year in all sectors, a decision to optimise the balance sheet in a competitively priced market has resulted in us not fully replacing the asset balances lost through repayments and redemptions.
Interest rate profile (audited)
The interest rate profile of our maturing mortgage asset stock was:

	2024		2023
	£m	%	£m	%
Fixed rate	150,310	90	155,363	89
Of which maturing:
–< 12 months	38,143	23	38,419	22
–Later than 1 year but no later than 3 years	85,646	51	66,451	38
–Later than 3 years but no later than 4 years	11,268	7	34,925	20
–Later than 4 years but no later than 5 years	11,831	7	11,126	6
–Later than 5 years	3,422	2	4,442	3
Variable rate	12,252	7	13,923	8
Standard Variable Rate (SVR)	3,029	2	3,942	2
Follow on Rate (FoR)	1,637	1	2,011	1
	167,228	100	175,239	100
2024 compared to 2023
We continued to see customers refinance from reversion to fixed rate products in 2024, influenced by high interest rates. Demand for fixed rate products increased, particularly with shorter fixed rate terms. 25% of mortgages due to reach the end of their incentive period in the next 12 months (2023: 22%).

Annual Report 2024	Santander UK Group Holdings plc	114

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Geographical distribution (audited)
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business
	2024	2023	2024	2023
Region	£bn	£bn	£bn	£bn
London	43.2	44.6	4.1	2.9
Midlands and East Anglia	23.3	24.6	2.0	1.8
North	21.9	23.2	1.9	1.7
Northern Ireland	2.3	2.6	0.1	0.1
Scotland	6.0	6.4	0.6	0.6
South East excluding London	53.1	55.6	4.6	3.8
South West, Wales and other	17.4	18.2	1.6	1.3
	167.2	175.2	14.9	12.2
2024 compared to 2023
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-
to-income multiple of mortgage lending in the year, based on average earnings of new business at inception was 2.93 (2023: 2.98).
Mortgage loan size (audited)
The split of our mortgage asset by size was:

Mortgage loan size	2024	2023
>£1.0m	2%	2%
£0.5m to £1.0m	10%	10%
£0.25m to £0.5m	31%	31%
<£0.25m	57%	57%
Average loan size (stock) (1)	£193k	£188k
Average loan size (new business)	£246k	£228k
(1) Average initial advance of existing stock.
Loan-to-value analysis (audited)
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business.
We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	2024					2023
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	77,280	34	886	13	3,407	79,949	31	1,110	12	2,616
>50-60%	33,564	21	319	8	2,394	33,402	24	348	10	1,604
>60-70%	29,447	27	256	10	2,311	31,261	40	248	16	1,977
>70-80%	17,200	27	151	12	3,458	18,847	50	139	20	2,736
>80-90%	8,003	19	72	8	2,445	8,917	35	67	15	2,318
>90-100%	1,453	12	38	8	888	2,418	20	39	11	900
>100%	281	33	56	20	15	445	44	65	25	13
	167,228	173	1,778	79	14,918	175,239	244	2,016	109	12,164
Collateral value (1)	167,191		1,767		14,918	175,182		2,005		12,164

	%		%		%	%		%		%
Average LTV - Balance weighted(2)	51		51		64	51		49		66
(1)Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £244m (2023: £389m).
(2)Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) +  ...) /(Loan 1 balance + Loan 2 balance+...).
The balance weighted average LTV of new business in the period in London was 64% (2023: 65%).
2024 compared to 2023
There were no significant changes in collateral quality in 2024. Balanced weighted average LTVs of stock were broadly flat, with a reduction in new business due to elevated price competition in the market at higher LTVs. We monitor the profile of new lending and act as needed to ensure the LTV mix of completions is in line with our risk appetite.

Annual Report 2024	Santander UK Group Holdings plc	115

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	2024	2023
	£m	£m
Mortgage loans and advances to customers	167,228	175,239
of which:
– Stage 1	148,560	155,063
– Stage 2	16,890	18,160
– Stage 3	1,778	2,016
Loss allowances(1)	173	244

	%	%
Stage 1 ratio(2)	88.8	88.5
Stage 2 ratio(2)	10.1	10.4
Stage 3 ratio	1.07	1.16
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.

Annual Report 2024	Santander UK Group Holdings plc	116

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 111 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	163,252	24	18,280	111	2,036	109	183,568	244
Transfers from Stage 1 to Stage 2(3)	(9,992)	(1)	9,992	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	8,047	20	(8,047)	(20)	—	—	—	—
Transfers to Stage 3(3)	(233)	—	(527)	(8)	760	8	—	—
Transfers from Stage 3(3)	3	—	269	9	(272)	(9)	—	—
Transfers of financial instruments	(2,175)	19	1,687	(18)	488	(1)	—	—
Net ECL remeasurement on stage transfer(4)	—	(20)	—	32	—	15	—	27
Change in economic scenarios(2)	—	(15)	—	(29)	—	1	—	(43)
Change to ECL models	(1,859)	(3)	1,869	21	(10)	(37)	—	(19)
New lending and assets purchased(5)	21,769	4	315	3	33	1	22,117	8
Redemptions, repayments and assets sold(7)	(22,293)	(1)	(3,171)	(14)	(763)	(27)	(26,227)	(42)
Changes in risk parameters and other movements(6)	376	2	(1,805)	(22)	45	27	(1,384)	7
Assets written off(7)	—	—	—	—	(33)	(9)	(33)	(9)
At 31 December 2024	159,070	10	17,175	84	1,796	79	178,041	173
Net movement in the period	(4,182)	(14)	(1,105)	(27)	(240)	(30)	(5,527)	(71)

ECL (release)/charge to the Income Statement		(14)		(27)		(21)		(62)
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		36		36
Total ECL (release)/charge to the Income Statement		(14)		(27)		12		(29)

At 1 January 2023	179,632	26	13,685	132	1,853	95	195,170	253
Transfers from Stage 1 to Stage 2(3)	(11,006)	(3)	11,006	3	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,838	30	(4,838)	(30)	—	—	—	—
Transfers to Stage 3(3)	(337)	(3)	(570)	(15)	907	18	—	—
Transfers from Stage 3(3)	14	—	279	9	(293)	(9)	—	—
Transfers of financial instruments	(6,491)	24	5,877	(33)	614	9	—	—
Net ECL remeasurement on stage transfer(4)	—	(28)	—	40	—	22	—	34
Change in economic scenarios(2)	—	—	—	(2)	—	3	—	1
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	12,957	4	154	3	5	1	13,116	8
Redemptions, repayments and assets sold(7)	(23,522)	(6)	(1,765)	(12)	(417)	(14)	(25,704)	(32)
Changes in risk parameters and other movements(6)	676	4	329	(17)	35	4	1,040	(9)
Assets written off(7)	—	—	—	—	(54)	(11)	(54)	(11)
At 31 December 2023	163,252	24	18,280	111	2,036	109	183,568	244
Net movement in the period	(16,380)	(2)	4,595	(21)	183	14	(11,602)	(9)

ECL (release)/charge to the Income Statement		(2)		(21)		25		2
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		29		29
Total ECL (release)/charge to the Income Statement		(2)		(21)		51		28

Annual Report 2024	Santander UK Group Holdings plc	117

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Loan modifications (audited)
Forbearance(1)
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2024	2023
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	563	351
– Net modification loss	2	5
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	260	79
The balances at 31 December 2024 and 31 December 2023, analysed by their staging and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Reduced repayment plan	Total	Loss allowances
2024	£m	£m	£m	£m	£m	£m	£m
Stage 2	232	187	202	23	149	793	6
Stage 3	205	142	53	104	158	662	27
	437	329	255	127	307	1,455	33
Proportion of portfolio	0.3%	0.2%	0.2%	0.1%	0.2%	0.9%

2023
Stage 2	327	388	212	11	n/a	938	8
Stage 3	285	150	64	172	n/a	671	30
	612	538	276	183	n/a	1,609	38
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	n/a	0.9%
(1)We base forbearance type on the first forbearance on the accounts.
At 31 December 2024, the proportion of the mortgage portfolio in forbearance was at 0.9%(2023: 0.9%) and the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments was 83%(2023: 81%). The weighted average LTV of all accounts in forbearance was
45%(2023: 44%) compared to the weighted average portfolio LTV of 51% (2023: 51%).
At 31 December 2024, the carrying value of mortgages classified as multiple forbearance was £9m (2023: £121m).
2024 compared to 2023
In 2024, the proportion of the mortgage portfolio in forbearance remained flat. We enhanced our definition of forbearance to include reduced repayment plans, but this was more than offset by reductions in the balances in other categories of forbearance.
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

	2024		2023
	Term extension	Interest-only	Term extension	Interest-only
	£m	£m	£m	£m
Stage 1	118	1,283	122	1,186
Stage 2	21	467	31	510
Stage 3	1	23	2	18
	140	1,773	155	1,714
There were no other loan modifications made in 2024 and 2023.

Annual Report 2024	Santander UK Group Holdings plc	118

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Portfolios of particular interest - Mortgages
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
We mitigate the risk from new interest-only mortgages by having lower maximum LTVs. For most applicants, the maximum LTV is
50%. For high net worth customers, it can be up to 75%. When a customer plans to repay their mortgage by selling the property, we require a minimum equity buffer of £300k. We also remind customers that they have to arrange to repay the principal at the end of the mortgage. We send them messages with their annual mortgage statements, and we contact them throughout the mortgage term to encourage them to tell us how they plan to repay. We increase the frequency of contact as the loan approaches maturity. If customers know they will not be able to repay their mortgage when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them. If we think it is in their interests and they can afford it, we look at other ways to manage it, such as turning the mortgage into a repayment one and extending it. If the customer is waiting for their way to repay it, such as an investment plan, to mature, we may permit an extension.

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
We mitigate the risk from these loans in similar ways to those we use for interest-only mortgages. The maximum LTV for new loans is
85%. For most applicants, up to 50% of that can be interest-only. For high net worth customers, it can be up to 75%. When a customer plans to repay the interest-only element of their mortgage by selling the property, we require a minimum equity buffer of
£300k. We manage communications and extension options in similar ways to those we use for interest-only mortgages.

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

Climate change
The value of property collateral for mortgages might be affected by physical risks, such as flood and subsidence risk, as well as transitional risks including evolving energy performance standards. In 2024, we introduced a new in-house CISA capability to assess these risks, incorporating a range of factors to deliver granular insights. Our analysis indicated that while climate related risks have the potential to intensify other risk factors, we remain resilient within the context of the scenarios examined, supported by our stable average LTV ratio and the flood reinsurance scheme.

Annual Report 2024	Santander UK Group Holdings plc	119

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

		Of which: Portfolio of particular interest(1)
	Total	Interest-only	Part interest- only, part repayment (2)	Flexible	LTV >100%	Buy-to-let
2024	£m	£m	£m	£m	£m	£m
Mortgage portfolio	167,228	36,414	12,052	4,333	281	14,931
–Stage 1	148,560	29,989	10,270	3,190	75	13,672
–Stage 2	16,890	5,608	1,562	933	150	1,204
–Stage 3	1,778	817	220	210	56	55
Stage 3 ratio	1.07%	2.26%	1.83%	5.25%	20.09%	0.37%
Properties in possession	46	23	8	8	10	2
Balance weighted LTV (indexed)	51%	48%	52%	38%	117%	59%

2023
Mortgage portfolio	175,239	39,104	12,788	5,418	445	15,585
–Stage 1	155,063	32,244	11,077	4,420	276	13,887
–Stage 2	18,160	5,874	1,472	744	104	1,647
–Stage 3	2,016	986	239	254	65	51
Stage 3 ratio	1.16%	2.54%	1.88%	5.01%	14.54%	0.33%
Properties in possession	23	12	3	2	5	1
Balance weighted LTV (indexed)	51%	48%	51%	37%	116%	60%
(1)Where a loan falls into more than one category, we include it in all the categories that apply.
(2)Mortgage balance includes both the interest-only part of £9,182m (2023: £9,684m) and the non-interest-only part of the loan.
2024 compared to 2023
In 2024, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans decreased to 31.6% (2023: 32.7%).
BTL mortgage balances decreased by £0.7bn to £14.9bn (2023: £15.6bn) driven by our strategy to deleverage our mortgage portfolio and changes in the market dynamic. In 2024, the balance weighted average LTV of mortgage total new BTL lending was 59% (2023: 58%).
Forbearance(1) (audited)
The balances at 31 December 2024 and 31 December 2023 were:

	Interest-only(2)	Flexible	LTV >100%	Buy-to-Let
2024	£m	£m	£m	£m
Total	275	56	9	18
–Stage 2	117	19	2	8
–Stage 3	158	37	7	10

2023
Total	368	74	12	23
–Stage 2	219	55	3	16
–Stage 3	149	19	9	7
(1)Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)Comprises full interest-only loans and part interest-only, part repayment loans.
2024 compared to 2023
New mortgage forbearance stock reduced, mainly due to portfolio sales, lower interest-only maturities and the improvement of our risk profile.

Annual Report 2024	Santander UK Group Holdings plc	120

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Retail & Business Banking: Everyday Banking - Credit Risk Review
Credit performance (audited)

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2024	£m	£m	£m	£m	£m	£m
Loans and advances to customers	1,212	2,089	2,774	436	5,299	6,511
of which:
–Stage 1	1,042	1,892	2,271	235	4,398	5,440
–Stage 2	85	172	454	172	798	883
–Stage 3	85	25	49	29	103	188
Loss allowances(1)	16	63	150	57	270	286
Stage 3 undrawn exposures	2	—	28	4	32	34
Stage 3 ratio	7.10%	1.20%	2.75%	7.40%	2.52%	3.37%
Gross write-offs (12 months)	10	60	51	26	137	147

2023
Loans and advances to customers	1,819	2,064	2,674	471	5,209	7,028
of which:
–Stage 1	1,574	1,743	2,283	207	4,233	5,807
–Stage 2	115	294	345	236	875	990
–Stage 3	130	27	46	28	101	231
Loss allowances(1)	16	66	140	78	284	300
Stage 3 undrawn exposures	2	—	33	4	37	39
Stage 3 ratio	7.25%	1.32%	2.95%	6.73%	2.65%	3.83%
Gross write-offs (12 months)	11	48	46	25	119	130
(1)The ECL allowance is for both on and off–balance sheet exposures.

	2024	2023
% of credit card customers that repay balance in full each month (unaudited)	56%	55%
UPL average customer balance (£)	6,000	6,000
2024 compared to 2023
Business Banking loans continued to reduce due to the pay down of the BBL portfolio. Other unsecured Stage 2 loans reduced driven by Personal loans and
Overdrafts, due to the release of the cost of living JAs. Credit card balances increased due to the impact of our SICR updates in the year. Other unsecured Stage
3 assets remained stable in 2024. Gross write-offs increased in the year, primarily driven by Personal loans, reflecting the current economic environment.

Annual Report 2024	Santander UK Group Holdings plc	121

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Loan modifications (audited)
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	Credit cards	Overdrafts	Total
2024	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	14	9	23
–Net modification loss	18	6	24
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	2	1	3

2023
Financial assets modified in the period:
–Amortised cost before modification	13	8	21
–Net modification loss	14	6	20
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	2	1	3
The balances at 31 December 2024 and 31 December 2023 were:

		Other unsecured
	Business banking	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2024	£m	£m	£m	£m	£m	£m
Total	3	2	57	22	81	84
–Stage 2	—	1	11	5	17	17
–Stage 3	3	1	46	17	64	67

2023
Total	3	1	47	19	67	70
–Stage 2	—	1	5	2	8	8
–Stage 3	3	—	42	17	59	62
Other loan modifications
There were no other loan modifications made in 2024 and 2023.

Annual Report 2024	Santander UK Group Holdings plc	122

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CONSUMER FINANCE – CREDIT RISK REVIEW
Credit performance (audited)

	2024	2023
	£m	£m
Loans and advances to customers	4,759	5,228
of which:
–Stage 1	4,389	4,870
–Stage 2	334	330
–Stage 3	36	28
Loss allowances(1)	69	70
Stage 3 ratio	0.77%	0.53%
Gross write-offs	25	23
(1)The ECL allowance is for both on and off–balance sheet exposures.

	2024	2023
Consumer (auto) finance new business gross lending (£m)	1,593	2,055
Wholesale loans (stock finance) to car dealerships as approximate % of the Consumer loan book	9.7%	9.9%
% of lending collateralised on the vehicle	95%	87%
Average Consumer (auto) finance loan size (£)	16,045	17,308
2024 compared to 2023
In 2024, we maintained our prudent Consumer (auto) finance underwriting criteria. The product mix was broadly unchanged, with wholesale balances decreasing slightly.
The risk profile was stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.
Loan modifications (audited)
Forbearance
At 31 December 2024 the amount of forborne assets net of deferred income was £5.4m (2023: £nil).
Other loan modifications
There were no other loan modifications made in 2024.
The gross carrying amount of financial assets for which the ECL allowance changed to a 12-month measurement at 31 December 2024 was £6m (2023: £30m).

Annual Report 2024	Santander UK Group Holdings plc	123

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 111 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	22,567	76	3,965	132	745	172	27,277	380
Transfers from Stage 1 to Stage 2(3)	(1,101)	(3)	1,101	3	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	781	13	(781)	(13)	—	—	—	—
Transfers to Stage 3(3)	(84)	(1)	(230)	(12)	314	13	—	—
Transfers from Stage 3(3)	24	1	121	18	(145)	(19)	—	—
Transfers of financial instruments	(380)	10	211	(4)	169	(6)	—	—
Net ECL remeasurement on stage transfer(4)	—	(9)	—	(4)	—	54	—	41
Change in economic scenarios(2)	—	(3)	—	(7)	—	(1)	—	(11)
Change to ECL models	(222)	(2)	286	(11)	(64)	12	—	(1)
New lending and assets purchased(5)	8,485	20	552	21	118	29	9,155	70
Redemptions, repayments and assets sold(7)	(5,203)	(24)	(1,149)	(29)	(254)	(42)	(6,606)	(95)
Changes in risk parameters and other movements(6)	(2,224)	5	(1,297)	(13)	82	15	(3,439)	7
Assets written off (7)	—	—	—	—	(80)	(49)	(80)	(49)
At 31 December 2024	23,023	73	2,568	85	716	184	26,307	342
Net movement in the period	456	(3)	(1,397)	(47)	(29)	12	(970)	(38)

ECL (release)/charge to the Income Statement		(3)		(47)		61		11
Less: Discount unwind		—		—		(12)		(12)
Less: Recoveries net of collection costs		—		—		5		5
Total ECL (release)/charge to the Income Statement		(3)		(47)		54		4

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	23,838	83	3,888	166	572	145	28,298	394
Transfers from Stage 1 to Stage 2(3)	(1,376)	(1)	1,376	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	512	10	(512)	(10)	—	—	—	—
Transfers to Stage 3(3)	(118)	(3)	(258)	(8)	376	11	—	—
Transfers from Stage 3(3)	1	—	9	1	(10)	(1)	—	—
Transfers of financial instruments	(981)	6	615	(16)	366	10	—	—
Net ECL remeasurement on stage transfer(4)	—	(16)	—	29	—	64	—	77
Change in economic scenarios(2)	—	30	—	(30)	—	6	—	6
New lending and assets purchased(5)	7,257	5	132	6	38	10	7,427	21
Redemptions, repayments and assets sold(7)	(6,713)	(13)	(869)	(10)	(193)	(23)	(7,775)	(46)
Changes in risk parameters and other movements(6)	(834)	(19)	199	(13)	137	28	(498)	(4)
Assets written off (7)	—	—	—	—	(175)	(68)	(175)	(68)
At 31 December 2023	22,567	76	3,965	132	745	172	27,277	380
Net movement in the period	(1,271)	(7)	77	(34)	173	27	(1,021)	(14)

ECL (release)/charge to the Income Statement		(7)		(34)		95		54
Less: Discount unwind		—		—		(9)		(9)
Less: Recoveries net of collection costs		—		—		(5)		(5)
Total ECL (release)/charge to the Income Statement		(7)		(34)		81		40

Annual Report 2024	Santander UK Group Holdings plc	124

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances.
Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio.
On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other	Total(1)
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	253	723	3,170	4,295	3,013	1,589	82	13,125
Commercial Real Estate	—	—	567	1,913	2,460	620	309	—	5,869
Social Housing	13	1,983	5,868	—	—	—	—	—	7,864
	13	2,236	7,158	5,083	6,755	3,633	1,898	82	26,858
Of which:
Stage 1	13	2,236	7,115	4,991	6,159	2,597	382	82	23,575
Stage 2	—	—	43	92	596	1,036	800	—	2,567
Stage 3	—	—	—	—	—	—	716	—	716

2023
SME and mid corporate	—	166	911	2,970	3,497	3,575	1,439	118	12,676
Commercial Real Estate	—	—	360	1,684	2,132	972	209	1	5,358
Social Housing	43	3,032	4,881	—	—	—	—	—	7,956
	43	3,198	6,152	4,654	5,629	4,547	1,648	119	25,990
Of which:
Stage 1	43	3,130	6,152	4,618	4,715	2,363	141	118	21,280
Stage 2	—	68	—	36	914	2,184	762	1	3,965
Stage 3	—	—	—	—	—	—	745	—	745
(1)Credit risk exposures include derivatives exposures. For invoice finance the credit risk exposures represent the full facility limit present on the credit agreement papers, a total limit before consideration of underlying collaterals and application of prepayment caps for any given point.
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead. At 31 December 2024 and 31 December 2023 this is mainly focused in the UK.
Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2024	£m	£m	£m
SME and mid corporate	639	209	430
Commercial Real Estate	77	71	6
	716	280	436

2023
SME and mid corporate	627	190	437
Commercial Real Estate	118	28	90
	745	218	527

Annual Report 2024	Santander UK Group Holdings plc	125

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2024 and 31 December 2023.

2024	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
SME and mid corporate	10,851	570	1,065	639	13,125	315
Commercial Real Estate	5,440	51	301	77	5,869	26
Social Housing	7,440	—	424	—	7,864	1
	23,731	621	1,790	716	26,858	342

2023
SME and mid corporate	10,140	462	1,447	627	12,676	341
Commercial Real Estate	4,734	10	496	118	5,358	39
Social Housing	7,752	—	204	—	7,956	—
	22,626	472	2,147	745	25,990	380
(1)Includes committed facilities and derivatives.
2024 compared to 2023
The watchlist exposures decreased by 7.9%, with a reduction in Proactive management of 16.6%, and an increase in Enhanced Monitoring of 31.6%. The increase in Enhanced Monitoring was due to a small number of large exposures moving from Proactive management.
Loan modifications (audited)
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2024	2023
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	232	189
–Net modification loss	5	10
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	15	27
We only make forbearance arrangements for lending to customers. The balances at 31 December 2024 and 31 December 2023, analysed by their staging and the forbearance we applied, were:

	2024	2023
	£m	£m
Stock(1)
–Term extension	102	113
–Interest-only	229	215
–Other payment rescheduling	373	264
	704	592
Of which:
–Stage 1	40	2
–Stage 2	228	159
–Stage 3	436	431
	704	592
Proportion of portfolio	2.6%	2.3%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

Annual Report 2024	Santander UK Group Holdings plc	126

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Portfolios of particular interest - Commercial Real Estate
Introduction
Lending to some customers brings higher risk, particularly in the following areas:

Portfolio	Description
Commercial Real Estate
Lending to experienced, professional landlords mainly secured by tenanted UK property. The CRE market has seen regular cyclical downturns, and so is a portfolio of particular interest. We manage and report our CRE portfolio in Corporate & Commercial Banking.

Climate change
As the energy transition unfolds, we expect the dependency on fossil fuel energy sources to start reducing. As a responsible lender, we aim to reallocate financial flows from fossil fuel consumption, including for electricity generation, to cleaner alternatives as set out in our Environmental, Social and Climate Change Policy.
In order to support our customers in the transition to a more sustainable economy, we monitor our current lending activities and how they contribute towards the reliance of fossil fuels. We classify lending as a fossil fuel exposure if the counterparty engaged in any of the following activities:
– Oil & Gas: Exploration, extraction, production and treatment including refining, transportation, storage and wholesale distribution
–Mining & Extraction: any coal mining or extraction activities
–Power Generation: clients for who coal-fired generation represents more than 10% of revenues on a consolidated basis.
At 31 December 2024, we had limited exposure to such counterparties, with these activities making up 0.4% of our Corporate & Commercial Banking lending to non-financial corporates. On an individually assessed basis, clients in these industries were highly rated and their markets remained highly liquid. We will continue to monitor, disclose and reduce lending which contributes to ongoing fossil fuel use.
Credit performance
The table below shows the main CRE credit performance metrics at 31 December 2024 and 31 December 2023.

	Customer loans	Stage 3	Stage 3 ratio	Gross write–offs	Total loss allowance
	£m	£m	%	£m	£m
2024	5,211	77	1.48	9	26
2023	4,691	118	2.52	—	39
LTV analysis
The table below shows the LTV distribution for our CRE total stock and Stage 3 stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2024 and 31 December 2023.

	2024				2023
	Stock		Stage 3		Stock		Stage 3
	Total	ECL	Total	ECL	Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	2,822	6	7	1	2,665	12	22	2
>50-70%	1,653	6	7	—	1,539	13	59	8
>70-100%	42	1	1	—	87	7	16	6
> 100%	63	9	57	9	13	2	7	2
Total with collateral	4,580	22	72	10	4,304	34	104	18
With no collateral	631	4	5	2	387	5	14	3
	5,211	26	77	12	4,691	39	118	21

Annual Report 2024	Santander UK Group Holdings plc	127

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Refinancing risk
At 31 December 2024, CRE loans of £725m (2023: £979m) were due to mature within 12 months. Of these, £60m or 8.3% (2023: £26m or 2.6%) had an LTV ratio higher than is acceptable under our current credit policy, £56m of which were reported as Stage 3 (2023: £21m).
Sector analysis

Sector	2024		2023
	£m	%	£m	%
Office	997	19	1,067	23
Retail	602	12	593	13
Industrial	1,014	19	733	15
Residential	759	15	788	17
Mixed use	617	12	611	13
Student accommodation	166	3	130	3
Hotels and leisure	212	4	193	4
Other (1)	844	16	576	12
	5,211	100	4,691	100
(1)Mainly unsecured real estate and health related sectors.
2024 compared to 2023
The CRE portfolio remained well diversified across sectors, with no significant regional or single name concentration. With £4,475m (2023: £4,204m) at or below
70% LTV, the LTV profile of the portfolio remained conservative. Almost two thirds of the secured CRE portfolio had an LTV below 50%.
We maintained a prudent lending approach with 99% of new business (2023: 100%) written at or below 60% LTV in 2024. The weighted average LTV of the portfolio was 46% (2023: 43%)).
Drawn exposures subject to enhanced monitoring relative to portfolio size increased to £51m (2023: £10m). Drawn exposures subject to proactive management decreased by 39% to £301m (2023: £493m). Stage 3 exposures decreased to £77m (2023: £118m).
CORPORATE CENTRE – CREDIT RISK REVIEW
Committed exposures
Rating distribution (audited)
Corporate Centre committed exposures mainly comprise Sovereign exposures and Structured Products (High Quality Liquid Assets, mainly Asset Backed
Securities and covered bonds) managed as part of our Eligible Liquidity Pool. These are low risk, high quality, investment grade exposures with a credit rating of 8 or 9 according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section).
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead. At 31 December 2024 and 31 December 2023 this was mainly focused in the UK.
Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. In Corporate Centre, committed exposures were all fully performing at 31 December 2024 and 31 December 2023.
Loan modifications (audited)
There were no loan modifications made in 2024 and 2023.

Annual Report 2024	Santander UK Group Holdings plc	128

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Liquidity risk

Overview
Liquidity risk is the risk that we do not have sufficient liquid financial resources available to meet our obligations when they fall due, or we can only secure such resources at excessive cost.
In this section, we describe our key liquidity risks, including our sources and uses of liquidity, and how we manage liquidity risk. We also analyse our key liquidity metrics, including our LCRs and our eligible liquidity pools.
We then explain our funding strategy and structure and we analyse our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.
Key metrics LCR of 156% (2023: 162%) NSFR of 136% (2023: 138%) Wholesale funding with maturity <1 year £19.7bn (2023: £11.9bn) LCR eligible liquidity pool of £47.8bn (2023: £50.9bn)
OUR KEY LIQUIDITY RISKS (audited)
Through our Liquidity Risk Appetite (LRA) framework, we manage our market liquidity risks, funding or structural liquidity risk, contingent liquidity risk, wherever they arise. This can be in retail and corporate deposit outflows, outflows in wholesale secured and unsecured funding and off-balance sheet activities. Other risks our framework covers include funding concentrations, intra-day cash flows, intra-group commitments and support, franchise retention and cross currency risk.
Our main sources of liquidity
Customer deposits finance most of our customer lending. Although these funds are mostly callable, in practice they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.
We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates, pensions and investment funds. We access the wholesale funding markets through the issuance of capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 25 and 29 to the Consolidated
Financial Statements.
We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. In addition, we have access to UK
Government funding schemes. We comply with rules set by the PRA, other regulators, and Banco Santander standards. While we consolidate, manage and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from.
Our main uses of liquidity
Our main uses of liquidity are to fund our lending, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance.
LIQUIDITY RISK MANAGEMENT
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
Risk appetite
Separate LRAs are in place for the Santander UK plc group and SFS. These are appropriate to their individual business models and consistent with the strategy of Santander UK Group Holdings plc.
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

Annual Report 2024	Santander UK Group Holdings plc	129

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk measurement
We use a number of metrics to manage liquidity risk. These include market and internal Early Warning Indicators (EWIs) that include both qualitative and quantitative measures including outflows in retail and corporate deposits, funding concentration metrics, LCR and LRA metrics. They also include structural metrics, such as our level of encumbered assets and our Net Stable Funding Ratio (NSFR).
Ongoing business management
Within our framework of prudent funding and liquidity management, we manage our activities to our LRA. We have clear responsibilities for short-term funding, medium-term funding, encumbrance, collateral and liquid asset management. This ensures we manage liquidity risks as part of our daily operations, strategy and planning.
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
Our other tests consider scenarios such as a global economic slowdown that results in reduced confidence in banks, a slowdown in a major economy or a decline in access to liquidity. We consider the scenarios on both an acute and protracted basis. We also run severe combined stress tests which look at both a deep and prolonged UK recession that results in a reduction in wholesale funding availability and an idiosyncratic shock that would lead to retail and commercial outflows.
We also run climate change stresses. These include severe physical risks which result in a reduction in retail deposits, increased use of corporate lending facilities and an increase in mortgage defaults and a scenario where there is disorderly transition to net zero, resulting in supply shocks and data transparency concerns.
We also run a technological stress, in which disruptions to the traditional banking system due to digital innovations and adverse social media coverage could lead to a banking crisis leading to outflows of retail and corporate deposits.
We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics. As part of this, we monitor our LCR and our NSFR to ensure we continue to meet the requirements in the event of a liquidity stress.
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
Recovery and Resolution framework
The CFO is the accountable SMF for recovery and resolution and the related work is managed by the CFO division. The work is overseen by the Board Audit
Committee and the Board. We review and refresh our recovery plan each year. It sets out the risks, the indicators we use to monitor those risks, and the actions that are available to mitigate a capital, liquidity or combined stress event. We are confident that we have sufficient credible and executable options to respond to a wide range of stresses, be they market-wide or idiosyncratic, in a timely and effective manner. Recovery indicators are both qualitative and quantitative and we have embedded them into our risk frameworks. We monitor our recovery capacity, headroom to recovery triggers and recovery indicators regularly. If needed, we would invoke recovery early to mitigate the effects of a stress and restore our financial position and balance sheet strength.
Our resolution capabilities are underpinned by comprehensive governance, testing and assurance arrangements, which seek to ensure that we maintain and enhance our resolution readiness on an ongoing basis. In August 2024, in line with the BoE’s Resolvability Assessment Framework (RAF), and the PRA
requirement to conduct a self-assessment of resolvability and to publish a summary of that assessment, we published a summary of our preparations in the event of resolution.
Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the BRC.

Annual Report 2024	Santander UK Group Holdings plc	130

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 31 December 2024 and 31 December 2023.

	2024	2023
LCR	£bn	£bn
Eligible liquidity pool (liquidity value)(1)	47.2	50.4
Net stress outflows	(30.2)	(31.1)
Surplus	17.0	19.3
Eligible liquidity pool as a percentage of anticipated net cash flows	156%	162%
(1)The liquidity value is calculated by applying an applicable haircut to the carrying value.
LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2024 and 31 December 2023. It also shows the weighted average carrying value in the year.

	Carrying value						Weighted average carrying value in the year
	2024			2023			2024	2023
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	32.2	—	32.2	38.4	—	38.4	33.6	41.0
Government bonds	10.4	0.9	11.3	9.0	0.3	9.3	14.0	7.1
Supranational bonds and multilateral development banks	0.4	—	0.4	0.3	—	0.3	0.2	0.1
Covered bonds	1.4	1.7	3.1	1.2	1.0	2.2	2.9	1.7
Asset-backed securities	—	0.8	0.8	—	0.7	0.7	0.8	0.4
	44.4	3.4	47.8	48.9	2.0	50.9	51.5	50.3
We hedge term duration in the LCR eligible liquidity pool with swaps. We use swaps to offset mark to market movements due to interest rate changes.
Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2024 and 31 December 2023. The composition of the pool is consistent with the currency profile of our net liquidity outflows.

	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2024	1.2	1.2	44.2	1.2	47.8
2023	2.4	1.1	46.6	0.8	50.9
Net Stable Funding Ratio (NSFR)

	2024	2023
	%	%
NSFR	136	138
2024 compared to 2023
We remain in a strong liquidity position. We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 31 December 2024 and 31 December 2023, the LCR and NSFR significantly exceeded regulatory requirements. LCR reduced following TFSME repayments.
In 2024, Santander UK purchased UK Gilts on a 'Hold-To-Collect-Cash-flows' basis. The notional value at 31 December 2024 was £3.0bn (2023: £nil). This means that there is an increased allocation of liquid assets to longer-dated UK sovereign bonds to support ongoing HQLA requirements in our LCR eligible liquidity pool.

Annual Report 2024	Santander UK Group Holdings plc	131

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK MANAGEMENT
Funding strategy
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with the LRA and regulatory liquidity and capital requirements.
Most of our funding comes from customer deposits. We source the rest from a mix of secured and unsecured funding in the wholesale markets. Overall, this means that we do not rely too heavily on wholesale funds. We manage funding requirements by targeting a specific Liquidity Coverage Ratio, we ensure maturities are prefunded and capital/Minimum Requirements for Eligible Liabilities (MREL) requirements for Santander UK Group Holdings plc and internal MREL for Santander UK plc are prioritised. We also have controls to limit our asset encumbrance from our secured funding operations.
As part of maintaining a diverse funding base, we raise funding in a number of currencies, including EUR and USD, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.
Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. At 31 December 2024, 86% of our total core retail customer liabilities were covered by the Financial Services Compensation Scheme (the FSCS).
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
Deposit funding
We mainly fund our Retail & Business Banking, Consumer Finance and Corporate & Commercial Banking activities by customer deposits. We fund the rest through wholesale markets.
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
Issuance model and resolution
Banco Santander is a multiple point of entry resolution group. This means that should it fail, it would be split up into parts. Healthy parts might be sold or be kept as a residual group without their distressed sister companies. The resolution or recapitalisation of the distressed parts might be affected via ‘bail in’ of bonds that had been issued to the market by a regional intermediate holding company.
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
through resolution, thereby maintaining continuity of services for customers.

Annual Report 2024	Santander UK Group Holdings plc	132

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our LRA and regulatory liquidity and capital requirements.
Wholesale funding
Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2024 and 31 December 2023.

		Balance sheet line item
	Funding analysis	Deposits by banks(1)	Repurchas e agreement s - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments and non- controlling interests(2)
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	1.4	1.4	—	—	—	—	—
Certificates of deposit and commercial paper	4.5	—	—	—	4.5	—	—
Senior unsecured – public benchmark	11.2	—	—	—	11.2	—	—
–privately placed	1.2	—	—	0.4	0.8	—	—
Covered bonds	17.4	—	—	—	17.4	—	—
Securitisation and structured issuance(3)	5.1	—	—	—	5.1	—	—
TFSME	11.0	11.0	—	—	—	—	—
Subordinated liabilities and equity	4.3	—	—	—	—	2.2	2.1
Total wholesale funding	56.1	12.4	—	0.4	39.0	2.2	2.1
Repos	8.6	—	8.6	—	—	—	—
Foreign exchange and hedge accounting	(0.4)	—	—	—	(0.6)	0.2	—
Other	1.5	1.6	—	0.7	(0.8)	—	—
Balance sheet total	65.8	14.0	8.6	1.1	37.6	2.4	2.1

2023
Deposits by banks	1.1	1.1	—	—	—	—	—
Certificates of deposit and commercial paper	4.3	—	—	—	4.3	—	—
Senior unsecured – public benchmark	12.9	—	—	—	12.9	—	—
–privately placed	0.8	—	—	0.6	0.2	—	—
Covered bonds	14.8	—	—	—	14.8	—	—
Securitisation and structured issuance(3)	2.7	—	—	—	2.7	—	—
TFSME	17.0	17.0	—	—	—	—	—
Subordinated liabilities and equity	4.4	—	—	—	—	2.2	2.2
Total wholesale funding	58.0	18.1	—	0.6	34.9	2.2	2.2
Repos	8.4	—	8.4	—	—	—	—
Foreign exchange and hedge accounting	1.1	—	—	—	0.9	0.2	—
Other	2.6	2.3	—	0.3	—	—	—
Balance sheet total	70.1	20.4	8.4	0.9	35.8	2.4	2.2
(1)Consists of Perpetual Capital Securities (net of issuance costs). See Note 32 to the Consolidated Financial Statements.
(2)Other consists of items in the course of transmission and other deposits. See Note 21 to the Consolidated Financial Statements.
(3)Includes Residential Mortgage-Backed Securities (RMBS) and Asset-Backed Securities (ABS) of £3.9bn (2023: £2.8bn).

Annual Report 2024	Santander UK Group Holdings plc	133

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.
For details of the maturities of financial liabilities and off-balance sheet commitments, see Note 38 to the Consolidated Financial Statements.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	—	—	0.5	0.7	1.3	2.5	2.0	5.6	0.4	10.5
–privately placed	—	—	—	—	—	—	—	0.1	—	0.1
Subordinated liabilities and equity (incl. AT1)	—	0.5	—	0.3	—	0.8	0.5	1.4	0.9	3.6
	—	0.5	0.5	1.0	1.3	3.3	2.5	7.1	1.3	14.2
Santander UK plc
Deposits by banks	0.8	0.6	—	—	—	1.4	—	—	—	1.4
Certificates of deposit and commercial paper	1.6	2.8	0.1	—	—	4.5	—	—	—	4.5
Senior unsecured – public benchmark	—	0.4	—	—	—	0.4	—	0.3	—	0.7
–privately placed	—	—	—	—	—	—	—	0.3	0.8	1.1
Covered bonds	0.9	—	—	0.2	0.1	1.2	4.0	11.1	1.1	17.4
Securitisation & structured issuance(2)	—	0.5	0.8	—	—	1.3	0.3	3.0	—	4.6
TFSME	—	—	—	—	7.1	7.1	2.5	—	1.4	11.0
Subordinated liabilities	—	—	—	—	—	—	—	0.2	0.5	0.7
	3.3	4.3	0.9	0.2	7.2	15.9	6.8	14.9	3.8	41.4
Other group entities
Securitisation & structured issuance(3)	—	—	0.5	—	—	0.5	—	—	—	0.5

Total at 31 December 2024	3.3	4.8	1.9	1.2	8.5	19.7	9.3	22.0	5.1	56.1
Of which:
–Secured	0.9	0.5	1.3	0.2	7.2	10.1	6.8	14.1	2.5	33.5
–Unsecured	2.4	4.3	0.6	1.0	1.3	9.6	2.5	7.9	2.6	22.6

2023
Total at 31 December 2023	1.4	7.3	1.6	0.5	1.1	11.9	22.4	19.9	3.8	58.0
Of which:
–Secured	0.1	1.0	0.9	0.4	1.1	3.5	18.6	11.3	1.1	34.5
–Unsecured	1.3	6.3	0.7	0.1	—	8.4	3.8	8.6	2.7	23.5
(1)95% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of
England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Annual Report 2024	Santander UK Group Holdings plc	134

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2024 and 31 December 2023.

	2024				2023
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Santander UK Group Holdings plc
Senior unsecured – public benchmark	25	62	12	1	24	59	16	1
–privately placed	—	—	—	100	—	—	—	100
Subordinated liabilities and equity (incl. AT1)	89	11	—	—	88	12	—	—
	44	47	9	—	40	47	13	—
Santander UK plc
Deposits by banks	1	97	2	—	1	97	2	—
Certificates of deposit and commercial paper	24	67	8	1	29	70	—	1
Senior unsecured – public benchmark	48	—	52	—	21	56	23	—
–privately placed	100	—	—	—	98	—	2	—
Covered bonds	48	9	40	3	54	5	39	2
Securitisation & structured issuance	100	—	—	—	100	—	—	—
TFSME	100	—	—	—	100	—	—	—
Subordinated liabilities	76	24	—	—	76	24	—	—
	65	15	19	1	71	14	15	—
Other group entities
Securitisation & structured issuance	100	—	—	—	100	—	—	—

Total	60	23	16	1	63	22	14	1
Term issuance (audited)
In 2024, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total 2024	Total 2023
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	—	0.8	—	—	0.8	1.5
Subordinated debt and equity (inc. AT1)	0.4	—	—	—	0.4	1.1
	0.4	0.8	—	—	1.2	2.6
Santander UK plc
Securitisations and other secured funding	1.2	—	—	—	1.2	1.5
Covered bonds	2.2	0.8	2.6	0.3	5.9	1.8
Senior unsecured – privately placed	0.5	—	—	—	0.5	0.3
	3.9	0.8	2.6	0.3	7.6	3.6
Other group entities
Securitisations	—	—	—	—	—	0.5
Total gross issuances	4.3	1.6	2.6	0.3	8.8	6.7
2024 compared to 2023
Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings. We have stable and diversified wholesale funding programmes.
In 2024 we issued £8.4bn Sterling equivalent medium-term funding, including Covered bond, Senior unsecured and RMBS issuances. We repaid £6.0bn of
TFSME in 2024 as planned, with an outstanding balance of £11.0bn at 31 December 2024. £7.1bn is due for repayment in October 2025, £2.5bn in 2027, and the remaining £1.4bn.in 2031. We expect to issue £10-£12bn of medium-term funding in 2025, including £3.7bn equivalent already issued.
At 31 December 2024, 65% (2023: 79%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 37 months (2023:
35 months).

Annual Report 2024	Santander UK Group Holdings plc	135

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Loan to deposit ratio
This table shows our customer loans, customer deposits and loan to deposit ratio (LDR) at 31 December 2024 and 31 December 2023, and the adjustments to reconcile the data to the balance sheet.

	2024			2023
	Customer loans	Customer deposits	LDR(2)	Customer loans	Customer deposits	LDR(2)
	£bn	£bn	%	£bn	£bn	%
Total customer loans and deposits(1)	197.9	183.4	108%	206.7	193.6	107%
Adjust for fair value loans, impairment loss allowances, accrued interest and other	5.0	2.4		4.5	1.5
Statutory loans and advances to customers and deposits by customers	202.9	185.8	109%	211.2	195.1	108%
(1) The customer loans and customer deposits numbers agree to the customer balances in the Summarised segmental balance sheet in our Financial Overview on the year.
(2) Customer loans (Loans and advances to customers) divided by Customer deposits (Deposits by customers).
2024 compared to 2023
LDR of 109% (2023: 108%) following disciplined pricing actions, with mortgage lending and customer deposits down.
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
on these programmes, see Notes 14 and 25 to the Consolidated Financial Statements.
On-balance sheet encumbered assets (audited)

	Encumbered with counterparties other than central banks				Assets positioned at central banks(3)
	Covered bonds	Securitis- ations	Other	Total
2024	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	—	—	1,580	1,580	—
Loans and advances to customers	25,695	7,026	68	32,789	49,888
Loans and advances to banks	—	—	139	139	—
Repurchase agreements – non trading	—	—	—	—	—
Other financial assets at amortised cost	—	—	1,529	1,529	—
Financial assets at fair value through other comprehensive income	—	—	3,920	3,920	584
Total assets	25,695	7,026	7,236	39,957	50,472

2023
Cash and balances at central banks(1)(2)	—	—	1,480	1,480	847
Loans and advances to customers	21,880	5,208	55	27,143	58,489
Loans and advances to banks	—	—	254	254	—
Repurchase agreements – non trading	—	—	—	—	—
Other financial assets at amortised cost	—	—	14	14	—
Financial assets at fair value through other comprehensive income	—	—	5,254	5,254	—
Total assets	21,880	5,208	7,057	34,145	59,336
(1)Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)Comprises pre-positioned assets and encumbered assets.

Annual Report 2024	Santander UK Group Holdings plc	136

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Key metrics CET1 capital ratio of 14.8% (2023: 15.2%) Total qualifying regulatory capital of £13.9bn (2023: £14.8bn) UK leverage ratio (T1 capital) of 4.9% (2023: 5.1%)
Regulatory supervision
For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as part of the Banco
Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco Santander group, we do not have a guarantee from Banco Santander SA and we operate as a standalone subsidiary. As we are part of the UK sub-group regulated by the
PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stresses without the support of our ultimate parent, Banco Santander SA. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.
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
Risk appetite
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
–An adverse economic stress, which we expect once in 20 years, we should remain profitable and exceed all regulatory capital minimums at all times.
–A very severe economic stress, which we expect once in 100 years, and which has been designed to test any specific weaknesses of our business model, we should meet all regulatory capital minimums at all times. This is subject to using regulatory buffers designed to absorb losses in such a stress.
Risk measurement
We apply Banco Santander’s approach to capital measurement and risk management for CRD IV. Santander UK Group Holdings plc is classified as a large subsidiary of Banco Santander SA. For more on the CRD IV risk measurement of our exposures, see Banco Santander’s Pillar 3 report.
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
Our CISA was developed to understand the impact of climate change on our business. We invested in a strategic solution which delivers the capability to run long-
term horizon multi-scenario assessments which reflect a range of climate outcomes. These outcomes cover shorter and longer-term horizons and reflect physical and transition risks. The CISA outputs are used in our future ICAAP exercises for climate risk and will help us prioritise our actions for the next five years.
We augment our regulatory minimum capital with internal buffers. We hold buffers to ensure we have enough time to act against unexpected changes.
Risk mitigation
We designed our capital risk framework, policies and procedures to ensure that we operate within our Risk Appetite. We manage capital transferability between our subsidiaries in line with our business strategy, risk and capital management policies, and UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries except for loans and distributions between Santander UK entities in the ring-fenced bank sub-group and Santander UK entities that are not members of the ring-fenced bank sub-group, where the PRA is required to assess the impact of proposed distribution prior to payment. For details on our Recovery framework in the event of a capital stress, see 'risk mitigation' in the
‘Liquidity risk’ section.

Annual Report 2024	Santander UK Group Holdings plc	137

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Capital support arrangements
At 31 December 2024, Santander UK Group Holdings plc and Santander Financial Services plc, the regulated entities, and Santander Equity Investments
Limited were party to a capital support deed dated 3 December 2024 which was effective from 3 December 2024 (the Non-RFB Sub-Group Capital
Support Deed). These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 3
December 2027. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the Non-RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated entities to any of the regulated entities in the event that one of the regulated entities breached or was at risk of breaching its capital resources or risk concentrations requirements.
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
Impact of IFRS 9 on regulatory capital
Our ECL methodology takes account of forward-looking data and covers a range of possible economic outcomes, and so provision movements may result in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of IRB model regulatory expected losses over provisions for exposures using the IRB approach. For such exposures (which include residential mortgages) the adverse impact on CET1 capital of provision increases from reserve movements is offset by the related reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Also, the UK CRR transitional rules for the capital impact of IFRS 9 meant that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 were partly reduced until the end of 2024.
We reflect projections of ECL provisions in our capital position forecasting under base case and stress scenarios for ICAAP and capital management purposes.
We also consider the dynamics of ECL in how we assess and manage capital risk. A period of economic instability, such as that seen in early 2020 due to the impacts of the Covid-19 pandemic, could significantly impact our results and our financial assets. It could also impact the amount of capital we have to hold. We consider the volatility of ECL in our capital planning strategy.
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
UK leverage ratio), applicable systemic buffers, and an adjustment to offset the pro-cyclical impacts of IFRS 9.
Key capital ratios

	2024	2023
	%	%
CET1 capital ratio	14.8	15.2
AT1	3.2	3.2
Tier 2	2.9	3.0
Total capital ratio	20.9	21.4

Total subordination available to Santander UK plc senior unsecured bondholders as a % of RWAs	21.0	21.5
Return on assets - profit after tax divided by average total assets	0.34	0.55
Movement in CET1 capital ratio

%
1 January 2024	15.2
- Profit	1.4
- Dividends and AT1 coupons	(2.1)
- Expected loss less provisions and pension	(0.2)
- RWA and other	0.5
31 December 2024	14.8
2024 compared to 2023
The CET1 capital ratio decreased 40bps to 14.8% (2023: 15.2%), driven by lower profits and £1.3bn in dividends paid in 2024 (2023: £1.5bn), including £0.8bn
(2023: £750m) of which was a special dividend, slightly offset by a reduction in RWA exposure.
Structural hedge evolution
Our structural hedge position increased to £110bn (2023: £106bn), with a duration of 2.4 years (2023: 2.4 years). We are well positioned for bank rate reductions.

Annual Report 2024	Santander UK Group Holdings plc	138

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Regulatory capital resources (audited)
This table shows our qualifying regulatory capital:

	2024	2023
	£m	£m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
- Retained earnings	5,258	6,047
- Accumulated other reserves	(325)	(337)
CET1 capital before regulatory adjustments	11,993	12,770
CET1 regulatory adjustments:
- Additional value adjustments (unaudited)	(14)	(15)
- Goodwill (net of tax)	(1,129)	(1,129)
- Other intangibles	(340)	(349)
– Fair value reserves related to gains or losses on cash flow hedges(1)	311	335
- Negative amounts resulting from the calculation of regulatory expected loss amounts (unaudited)	(658)	(595)
- Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	1	(14)
- Defined benefit pension fund assets	(316)	(520)
- Dividend accrual	(3)	(3)
- IFRS 9 Transitional Adjustment (unaudited)	12	44
CET1 capital	9,857	10,524
AT1 capital instruments:
- Capital instruments	2,100	2,196
AT1 capital	2,100	2,196
Tier 1 capital	11,957	12,720
Tier 2 capital instruments:
- Capital instruments	2,203	2,193
- Amount of qualifying items subject to phase out from Tier 2	182	193
- Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(401)	(331)
Tier 2 capital	1,984	2,055
Total capital(2)	13,941	14,775
(1) Amount includes £0.6m (2023: £1.3m) for cashflow hedge reserves at FVOCI.
(2) Capital resources include a transitional IFRS 9 benefit at 31 December 2024 of £12.2m (2023: £43.0m).
Movements in regulatory capital

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2024	10,524	2,196	2,055	14,775
- Retained earnings	(789)	—	—	(789)
- Other reserves	12	—	—	12
- Additional value adjustments (unaudited)	1	—	—	1
- Goodwill (net of tax)	—	—	—	—
- Other intangibles	9	—	—	9
- Fair value reserves related to gains or losses on cashflow hedges	(24)	—	—	(24)
- Negative amounts resulting from the calculation of regulatory expected loss amounts (unaudited)	(63)	—	—	(63)
- Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	15	—	—	15
- Defined benefit pension fund assets	204	—	—	204
- Dividend accrual	—	—	—	—
- IFRS 9 Transitional Adjustment (unaudited)	(32)	—	—	(32)
- Capital instruments	—	(96)	10	(86)
- Amounts of qualifying items subject to phase out from Tier 2	—	—	(11)	(11)
- Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	—	—	(70)	(70)
At 31 December 2024	9,857	2,100	1,984	13,941
In line with the position of the Basel Committee views following the outbreak of the Covid-19 pandemic, the UK adopted revised IFRS 9 transitional adjustment rules which apply a higher level of transitional relief to capital following rises in IFRS 9 provisions. The transitional period ended on 31 December 2024.
CET1, AT1 and Tier 2 regulatory adjustments
These are adjustments required by CRD IV.
AT1 capital
All of the Fixed Rate Reset Perpetual AT1 Capital Securities fully meet the CRD IV AT1 capital rules.
Tier 2 capital
These are fully CRD IV eligible Tier 2 instruments under CRD IV.

Annual Report 2024	Santander UK Group Holdings plc	139

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

MREL recapitalisation
At 31 December 2024, we had outstanding £10.8bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains consistent with our latest Total Capital Requirement (TCR) and exchange rates at 31 December 2024. Santander UK Group Holdings plc's indicative MREL requirements, including combined buffer requirements, are circa
£19.3bn from 31 December 2024.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group
Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months, plus a buffer for foreign exchange movements.
Headroom of our CET1 capital ratio to our current MDA trigger level at 31 December 2024
At 31 December 2024, the headroom of our CET1 capital ratio of 14.8% to our 7% AT1 permanent write down (PWD) securities trigger was 7.8% of total RWAs or
£5.2bn (2023: 8.2% of total RWAs or £5.7bn).

Regulatory headroom	CET1 capital		UK leverage		Total capital		MREL
	£bn	%	£bn	%	£bn	%	£bn	%
Dec-24 position	9.9	14.8	11.8	4.9	13.9	20.9	24.1	36.3
Minimum requirement	7.5	11.2	10.4	4.3	11.0	16.5	19.3	29.0
Distance to MDA / excess	2.4	3.6	1.4	0.6	2.9	4.4	4.8	7.3

Dec-23 position	10.5	15.2	12.5	5.1	14.8	21.4	26.1	37.8
Minimum requirement	7.8	11.3	10.6	4.3	11.5	16.6	19.8	28.7
Distance to MDA / excess	2.7	3.9	1.9	0.8	3.3	4.8	6.3	9.1
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 31 December 2024 was:

Minimum requirement breakdown (%)	31 December 2024				31 December 2023
	CET1 capital	UK leverage	Total capital	MREL	CET1 capital	UK leverage	Total capital	MREL
Pillar 1	4.5	—	8.0	—	4.5	—	8.0	—
Pillar 2A	2.3	—	4.1	—	2.3	—	4.1	—
Capital conservation buffer	2.5	—	2.5	2.5	2.5	—	2.5	2.5
Countercyclical capital buffer	1.9	0.7	1.9	1.9	2.0	0.7	2.0	1.9
Base leverage	—	3.3	—	—	—	3.3	—	—
Leverage (6.75% leverage)	—	—	—	24.6	—	—	—	24.3
Systemic (O-SII requirements for RFB)	—	0.3	—	—	—	0.3	—	—
Minimum requirement	11.2	4.3	16.5	29.0	11.3	4.3	16.6	28.7
Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on Santander UK Group Holdings plc requirements and exclude a 1.0%
RFB systemic buffer.
Risk-weighted assets
The tables below are consistent with our regulatory filings for 31 December 2024 and 31 December 2023.

	2024	2023
RWAs by risk	£bn	£bn
Credit risk	57.9	60.2
Counterparty risk	0.6	0.7
Market risk	0.2	0.4
Operational risk	7.9	7.8
	66.6	69.1

	2024	2023
RWAs by segment	£bn	£bn
Retail & Business Banking	42.0	43.2
– Mortgages	31.8	32.8
– Everyday Banking	10.2	10.4
Consumer Finance	7.2	7.4
Corporate & Commercial Banking	13.0	13.6
Corporate Centre	4.4	4.9
	66.6	69.1

Annual Report 2024	Santander UK Group Holdings plc	140

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Credit/ counterparty risk	Market risk	Operational risk	Total
Movements in RWAs by risk	£bn	£bn	£bn	£bn
At 1 January 2024	60.9	0.4	7.8	69.1
Asset size	(0.9)	(0.2)	0.1	(1.0)
Asset quality	1.6	—	—	1.6
Model updates	0.1	—	—	0.1
Methodology and policy	(1.0)	—	—	(1.0)
Other	(2.2)	—	—	(2.2)
At 31 December 2024	58.5	0.2	7.9	66.6
Regulatory leverage

	2024	2023
	£m	£m
Regulatory exposure	242,403	247,214
End-point Tier 1 capital(1)	11,827	12,533
UK leverage ratio	4.9%	5.1%
BBLS lending excluded from leverage exposure	(1,188)	(1,828)
(1)Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2024	2023
	£m	£m
Total assets per the Consolidated Balance Sheet	267,076	282,083
Derivatives netting and potential future exposure	(199)	(252)
Securities financing current exposure add-on	624	778
Removal of IFRS netting	672	805
Removal of qualifying central bank claims	(34,255)	(42,351)
Commitments calculated in accordance with Basel Committee Leverage Framework	8,586	7,275
CET1 regulatory adjustments	(101)	(1,124)
	242,403	247,214
The adjustments are:
–Derivatives netting and potential future exposure: where a qualifying netting agreement is in place netting is allowed for leverage purposes. This is partially offset by including the Potential Future Exposure (PFE) we use to calculate EADs
–Securities financing current exposure add-on: we include an add-on for securities financing transactions to show current exposure for leverage purposes
–Removal of IFRS netting: where netting of assets and liabilities is allowed under IFRS, but not under the Basel rules, we remove it for leverage purposes
–Removal of qualifying central banks claims: permitted under PRA Rulebook.
–Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of off-balance sheet commitments for leverage purposes after we apply regulatory credit conversion factors
–CET1 regulatory adjustments: where we have deducted assets from CET1, they can be deducted for leverage purposes.
2024 compared to 2023
The UK leverage exposure decreased to £242.4bn (2023: £247.2bn), as a result of active balance sheet management.
Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under
CRD IV at 31 December 2024 and 31 December 2023, and movements in the period, were as follows:

	2024	2023
	£m	£m
At 1 January	4,315	4,307
Dividends approved:
–AT1 Capital Securities	(139)	(133)
–Tax on above item	26	25
–Ordinary shares	(1,295)	(1,538)
Dividends receivable:
–Investment in AT1 Capital Securities	129	123
–Tax on above item	(24)	(23)
–Investment in ordinary shares of subsidiary	1,317	1,562
Other income statement items (Company)	(9)	(8)
At period end	4,320	4,315

Annual Report 2024	Santander UK Group Holdings plc	141

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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

Key metrics
Net Interest Income (NII) sensitivity to +100bps was
£166m and to ‑100bps was £(200)m (2023: £218m and
£(220)m).
Economic Value of Equity (EVE) sensitivity to +100bps
was £(502)m and to ‑100bps was £429m (2023: £(303)m
and £267m).

Balance sheet allocation by market risk classification(audited)
We classify all our assets and liabilities exposed to market risk as non-traded market risk, except for certain portfolios that we must classify as trading books for regulatory purposes (such as selling derivatives or derivative-based products to clients), of which we must fair value for accounting reasons (such as assets in the eligible liquidity pool). For accounting purposes, we classify all derivatives as held for trading unless they are designated as being in a hedging relationship. For more, see Note 11 to the Consolidated Financial Statements.
NON-TRADED MARKET RISK
OUR KEY NON-TRADED MARKET RISKS (audited)
Non-traded market risk mainly comes from providing banking products and services to our customers, as well as our structural balance sheet exposures. It arises in all our business segments. In Retail & Business Banking, Consumer Finance and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre to manage. The only types of non-traded market risk that we keep in Retail & Business Banking,
Consumer Finance and Corporate & Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk. This is where customers repay their loans earlier than their expected maturity date or do not take the expected volume of new products. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and Income Statement volatility risk.
Our non-traded market risk categories are:

Category	Description
Interest rate risk
Interest rate risk mainly consists of yield curve risk, which comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-rate sensitive liabilities in interest-earning assets.

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

NON-TRADED MARKET RISK MANAGEMENT
Risk appetite
Our Structural and Market Risk framework sets out our high-level arrangements and standards to manage, control and oversee non-traded market risk (also known as structural risk), and is part of our overall Risk Framework. Our Risk Appetite sets the controls, risk limits and key risk metrics for non-traded market risk.
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

Annual Report 2024	Santander UK Group Holdings plc	142

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Value at Risk (VaR) (audited)

VaR
–VaR indicates possible losses from market changes in non-stressed conditions.
–We run a historical simulation. We use two years of historical daily price moves. We report a 99% confidence level.
The limitations of VaR
VaR is a standard risk measure. It has limitations including:
–It assumes the past is a reliable guide to the possible future.
–It uses end of day positions. It would miss higher risk run only during the day.
–It does not predict the loss on the 1% largest-loss days (outside the 99% confidence interval).
–We use a history of one day price moves. This is reasonable for our business but VaR does not cover positions we could not sell or hedge quickly, or products whose prices cannot be observed.
Back-testing – comparing VaR estimates with actual profit and loss
To check that our VaR is reasonable, we compare it against our observed profits and losses for the same area. This confirms the VaR model is working. If we found it were not, we would investigate, and correct it if required.
Stress testing
Stress testing is an essential part of our risk management. It helps us to measure and evaluate the potential impact on portfolio values of more extreme, although plausible, events or market moves. Limits reflect our risk appetite and are expressed relative to the loss given a stress event, thereby restricting how much risk we take.
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

Annual Report 2024	Santander UK Group Holdings plc	143

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve at
31 December 2024 and 31 December 2023. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	2024		2023
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity (audited)(1)	166	(200)	218	(220)
EVE sensitivity	(502)	429	(303)	267
(1)Based on modelling assumptions of repricing behaviour.
NII Sensitivity is adversely exposed to down-shock scenarios driven by margin compression of core liabilities, partly offset by the structural position. EVE sensitivity is adversely exposed to rising interest rate scenarios.
EVE sensitivity reflects the potential impact on economic value due to the structural mismatch of assets and liabilities (excluding equity) over the longer term.
The EVE metric excludes equity as a source of non-rate sensitive funding, as equity is invested into the structural position the metric typically reflects an adverse exposure to rising rate scenarios.
Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2024	£m	£m	£m	£m	£m	£m	£m
Assets	97,727	52,118	94,733	22,287	8,417	15,199	290,481
Liabilities	114,318	52,147	53,870	44,665	2,081	24,238	291,319
Off-balance sheet	3,803	2,772	(19,629)	15,797	(1,905)	—	838
Net gap	(12,788)	2,743	21,234	(6,581)	4,431	(9,039)	—

2023
Assets	108,319	49,315	81,018	41,265	5,708	14,738	300,363
Liabilities	120,593	51,186	55,143	46,755	2,558	25,006	301,241
Off-balance sheet	11,389	2,329	(14,678)	(316)	2,154	—	878
Net gap	(885)	458	11,197	(5,806)	5,304	(10,268)	—
Spread risk
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2024	2023
	£m	£m
VaR	5	5
Worst three month stressed loss	110	86
We regularly review our risk models and metrics including the scenarios and underlying modelling assumptions we use, to ensure they continue to reflect the risks in the current economic environment, and incorporate regulatory expectations.
2024 compared to 2023
In 2024 NII sensitivity decreased, and EVE sensitivity increased, mainly reflecting the overall increase in the structural hedge position relative to non-rate sensitive liabilities.
TRADED MARKET RISK
We have no significant traded market risk exposure. The risk we do have is from providing permitted financial services to permitted customers. This is in our main
Ring-Fenced Bank, Santander UK plc.
Traded market risk can reduce our net income. Movements in interest rates, credit spreads, and foreign exchange rates affect the value of products we have.
Santander UK plc has two trading desks. The Link Desk transacts derivatives with our corporate clients. The Structured Products Group (SPG) sells investments to retail investors, through our UK branches and other channels. Banking Reform legislation requires Santander UK plc to have immaterial market risk. We hedge risks from customer trades, mostly with Banco Santander SA. We calculate market risk capital using standard rules.
The Internal VaR for exposure to traded market risk at 31 December 2024 was less than £1m (2023: less than £1m).

Annual Report 2024	Santander UK Group Holdings plc	144

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
In this section, we explain how we manage pension risk, including our investment and hedging strategies. We also discuss our key metrics and developments in the year.
Key metrics Funding Deficit at Risk was £830m (2023: £980m) Funded defined benefit pension scheme accounting surplus was £439m (2023: £723m)
OUR KEY PENSION RISKS
Pension risk is one of our key financial risks. Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Our risk is that, over the long-term, the Scheme’s assets are not enough to meet its liabilities as they fall due. If this happens, we could have to (or choose to) make extra contributions. We might also need to hold more capital to reflect this risk.
The Scheme, risk metrics and regulatory capital can be sensitive to changes in the assumptions of the risk categories shown below.

Categories	Description
Interest rate risk	The risk that a decrease in (long-term) interest rates causes an increase in the value of the Scheme’s liabilities that are not matched by an increase in the value of its assets.
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
For more on our defined benefit schemes, including sensitivity analysis of our key actuarial assumptions, see Note 28 to the Consolidated Financial Statements.
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
PENSION RISK MANAGEMENT
For details of how the Scheme is governed and operates, see Note 28 to the Consolidated Financial Statements.
Risk appetite
Our Risk Appetite is a key consideration in all decisions and risk management activities related to the Scheme. Our pension risk appetite is reviewed by our
Pension Forum at least once a year. It is then sent to the Board for approval. We measure pension risk on both a technical provisions (funding) basis and an accounting (IAS 19) basis. We manage pension risk on both the accounting and the funding basis. Both bases are inputs into our capital calculations.
Risk measurement
Our key risk metrics include:

Key risk metrics	Description
Funding Deficit at Risk	We use a VaR and a forward-looking stress testing framework to model the Scheme’s assets and liabilities to show the potential deterioration in the funding position.
Sponsor Contributions	We use a VaR and a forward-looking stress testing framework to model the potential contribution that could be payable to the Scheme by a pre-defined fixed date in the future.
Pensions Volatility	We use a VaR and a forward-looking stress testing framework to model the volatility in the pension-related capital deduction.
In addition to investing in liquid debt markets, the Scheme invests in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. For more on this, see Note 28 to the Consolidated Financial Statements. The risks of these assets are included in the metrics described above.
We perform stress tests for regulators, including for ICAAPs and PRA stress tests. For more on our stress testing, see the 'Risk governance' section.

Annual Report 2024	Santander UK Group Holdings plc	145

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Climate change scenario testing gives us the capacity to simulate risk exposures over an extended time horizon. The Trustee has an ambition to achieve net zero by 2050, which it factors into its decision making.
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

Hedging strategies
The Trustee employs asset-liability matching arrangements including the use of liability driven investment strategies, and has a hedging strategy to reduce key market risks, mainly interest rate and inflation risk, but also currency and longevity risk. We monitor available collateral and liquidity with the objective of ensuring we have sufficient collateral and/or liquidity available to meet any margin calls.

Environmental, social and governance (ESG)
The Trustee has established a Sustainability Committee which is responsible for overseeing the Scheme’s policies, regulatory obligations and priorities in respect of climate change and wider ESG related matters.

We look at the impact on our risk metrics when determining the appropriateness of the investment and hedging strategies.
Risk monitoring and reporting
We monitor pension risk each month and report on it at the Pension Forum, ERCC and, where thresholds are exceeded (or likely to be), to the Board Risk
Committee and the Board in line with our pension risk appetite. This also includes quarterly monitoring of corporate credit exposures to assess any concentrations of risk. We discuss any remedial action with the Trustee. In addition, we monitor the performance of third parties who support the valuation of the Scheme’s assets and liabilities.
PENSION RISK REVIEW
2024 compared to 2023
We made further refinements in 2024 as part of the CISA exercise.
The underlying level of risk in the Scheme reduced in 2024. This was mainly driven by increased interest and inflation hedging in the first half of the year and the continuing disposals of illiquid assets, including the sale of some private equity assets.
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At
31 December 2024, the Funding Deficit at Risk decreased to £830m (2023: £980m), mainly due to the hedging noted above with the interest rate hedge ratio at
98% (2023: 89%) and the inflation hedge ratio at 99% (2023: 82%) on a funding basis.
The Scheme's collateral and liquidity position continued to be monitored closely in light of the increase in long term gilt yields seen over the second half of 2024.
We also monitor the potential impact from variations in the IAS 19 position of CET1 capital. There was a moderate impact on CET1 capital caused by movements in the IAS 19 position in the year. For more on the impact of our defined benefit schemes on capital, see the 'Capital Risk' section.
In 2024, we adopted a new version of the model that we use to set the IAS19 discount rate. The updated model is based on an expanded data set which is expected to improve its stability. We also updated the mortality improvement assumption we use to value the floating leg of the longevity swap following a mortality basis review carried out by the insurer and the Trustee. We also updated the mortality improvement assumption underlying the liability valuation to reflect latest data available.
The accounting position deteriorated in 2024. For the section in deficit, this deterioration was more than offset by the deficit contributions paid. The Scheme sections in surplus had an aggregate surplus of £439m at 31 December 2024 (2023: £723m) while there were no sections which had a deficit at 31 December
2024 (2023: one). The overall funded position was a £439m surplus (2023: £682m surplus). There were also unfunded liabilities of £23m at 31 December 2024
(2023: £25m). The overall deterioration was mainly due to a rise in gilt yields which caused assets to decrease by more than the liabilities, and decreases in the value of certain illiquid assets. There remains considerable market uncertainty and our position could change materially over a short period.
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 28 to the Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	146

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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

OUR KEY STRATEGIC AND BUSINESS RISKS
Strategic and business risk could impact our long-term success if it caused our business model to become ineffective, out of date, or inconsistent with our goals.
This could happen if we are unable to identify threats arising from the economy, competitors, regulations, and/or changes in technology and customer expectations. We could be exposed to this risk if we misjudge our capabilities, or the ability to implement our strategy, or pursue initiatives that do not fit with our business model or miss opportunities we could benefit from.
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
Risk mitigation
We manage strategic and business risk by having a clear and consistent strategy that takes account of external factors and our own capabilities. We have an effective planning process which ensures we adapt our strategy to reflect changes in risks and opportunities.

Risk monitoring and reporting
We closely track our business environment, including long-term trends that might affect us in the future. As part of this, we report a range of indicators. These include our KPIs as set out in the ‘Strategic report’.

STRATEGIC AND BUSINESS RISK REVIEW
2024 compared to 2023
In 2024, we continued to transform ourselves and made changes to serve our customers better by offering them the best products at the best value and with a frictionless digital experience. To deliver this we focused our transformation on three core pillars:
–Commercial Transformation: creating better propositions,
–Operational Transformation: creating better capabilities, and
–Cultural Transformation: creating an organisation with an even greater focus on high performance and customer focus.
We successfully delivered phase 2 of the Consumer Duty mandate which delivered a sustainable customer-focused operating model, and shifted us to a more customer outcome-focused culture. We continue to face a demanding regulatory agenda and have multiple ongoing projects to ensure regulatory compliance. We will continue to work through these requirements in 2025, while keeping good customer outcomes at the heart of everything we do. Regulatory mandates we delivered include the Payment Systems Regulator's requirement on Confirmation of Payee for all Payment Service Providers and an Authorised Push Payment
mandatory reimbursement regulation, both of which became effective from 7 October 2024.
Our ambition is to be net zero by 2050 and we are supporting our customers to help them to make the green transition in a fair way. In 2024, we identified ways to help our customers in their journey to transition to a low carbon economy whilst continuing to assess the underlying risks they face. We launched new Green
Finance products as well as strategic partnerships with energy companies such as Octopus Energy and Scottish Power. Our Green Finance taskforce continued
to consolidate ongoing and future Green Finance initiatives enabling us to ensure we deliver on our green finance public ambition.
Competitive pressures continued in 2024 with overall market volumes for assets and deposits resuming growth. The recent consolidation drive by our peers is creating larger and more diversified competitors, while digital banks continue to build their customer base and expand their product offerings. In 2024, we protected our core business franchise by deleveraging mortgages and optimising our balance sheet. We launched several new propositions for our customers, including OneApp, our new business banking app, Edge Home, Edge credit card and our Self Invested Pension Plan. In Corporate and Commercial Banking,
we signed a commercial agreement with Dentsu to expand the Santander Navigator proposition. Santander Navigator is a SaaS platform designed to support international trade by providing market-leading insights and connecting businesses across the globe. We believe our customer-focused business model and strategy, and our adaptable and innovative approach, will support our continued success.
We remain focused on supporting customer needs, improving efficiency, and building a responsible and sustainable business, while continuing to progress with our agenda to tackle climate change. This will enable us to meet the changing needs of our customers and deliver improved returns over the long-term.

Annual Report 2024	Santander UK Group Holdings plc	147

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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

Risk monitoring and reporting
We monitor and report reputational risks and issues on a timely basis. Our Reputational Risk Forum reviews and escalates key issues to ERCC,
RBC and the Board. We also report regularly to ExCo on Sustainability and Public Affairs policies.

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
REPUTATIONAL RISK REVIEW
2024 compared to 2023
In 2024, key reputational risks related to the uncertain economic environment and continued pressures from increases in the cost of living. Increased mortgage payments remained a significant issue for our customers. We continued to support the government's Mortgage Charter, and proactively contacted customers to offer support and help. There was criticism that banks were failing to pass on increases in the Bank of England Bank Rate to savers. To address this, we ran campaigns and issued direct communications to customers to advise them of our products and rates, several of which were market leading.
In May 2024, we faced significant reputational risks arising from the Banco Santander global data breach, even though the breach had no material effect on
Santander UK. To manage this, we worked closely with colleagues across the Banco Santander group to develop communications for both external and internal audiences to mitigate risks. In February 2024, we also faced significant reputational risks arising from allegations that companies linked to Iran were using accounts held with Santander UK to evade US sanctions.
We also monitored developments in relation to historical motor finance commission payments and its potential impact on Reputational risk. For more details, see
Notes 27 and 30 to the Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	148

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Operational risk

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
Our key operational risks are divided into 11 categories:

Category	Description
Business disruption
Business Disruption risk is the risk that we are unable to maintain and/or recover our normal day-to-day operation and secure our tangible assets, to support continued delivery of good customer outcomes.
In addition, we must ensure that we meet our operational resilience obligations to recover our important business services within our agreed
Impact Tolerances in the event of severe operational disruptions to mitigate harm to our customers and wider financial sector.

Cybersecurity and information security
Information Security risk is the potential for unauthorised access, use, disclosure, alteration, destruction, or disruption of information. This covers all types of data whether stored digitally or non-digitally including client data, employee data and organisational proprietary data.
Cybersecurity risk is one aspect of Information Security risk and is the risk of a malicious cyber-attack that may result in unauthorised access to (or theft of) sensitive data, loss of data integrity and/or disruption of services. Information Security and Cybersecurity risks may result in material impacts to our customers, business disruption, financial loss, reputational damage, and regulatory censure.

Data
Data risk is the risk that we do not collect, store, organise, maintain, protect, process, use and/or dispose of data effectively and efficiently.
Effective data management supports our goals by giving timely, accurate and relevant data for decision making and business operations.

Financial reporting and Tax	Financial Reporting and Tax risk is the risk associated with producing internal and external financial statements, financial regulatory reporting (including liquidity and capital) and tax reporting.
Fraud
Fraud can be committed by first parties (our customers), second parties (people known to our customers or us), third parties (people unknown to our customers or us), and internally by our staff. We are committed to protecting ourselves and our customers from fraud and to mitigating our fraud risk in an ever-evolving external fraud environment.

IT
IT risk is the risk of adverse impact to the availability, continuity and performance of technology systems including hardware, software, networks and data centres. This risk may give rise to poor customer outcomes or experience and business disruption, financial loss, legal claims, reputational damage, regulatory fines or censure.

Legal
Legal risk is the risk of legal deficiencies in contracts and failures in protecting assets, managing legal disputes, interpretation and compliance with existing laws and regulations or implementation and compliance with new ones. Failure to manage legal risk may expose Santander UK to financial loss, litigation costs, fines, higher capital or liquidity requirements, criminal sanctions, regulatory action or censure, customer complaints, and/or reputational damage.

Outsourcing and Third party	Third Party risk is the risk to our operations due to the use of Third Party entities supplying goods or services. The risk can arise from outsourcing and non-outsourcing arrangements.
People
People risk is the risk of loss or adverse impact due to undesired employee behaviours; gaps in employee knowledge and capability;
insufficient resources or lack of capacity; inadequate management of occupational health and workplace safety risks; and failure to comply with employment legislation and regulations. This risk may result in poor customer outcomes, failure to deliver our strategy and key business objectives and regulatory, reputational, and financial impacts and personal injury.

Transaction and payments processing
Transaction and Payments Processing risk is the risk that we do not process payment instructions effectively and efficiently. This includes inbound and outbound electronic payments, clearing of cheques and other instruments, deposits/withdrawals of cash and authorisation/
settlement of credit/debit card payments.

Transformatio n and Change
Transformation and Change risk relates to any activity that transforms our business strategy, organisation, products, services, systems and processes. These activities differ from our normal day-to-day activities as they aim to achieve specific outcomes and benefits, with a clear scope, schedule, and budget. The risk covers the strategic and business risks of not investing in the right things, failing to manage an appropriate and complete change portfolio, failing to execute change effectively, and failing to manage risk of change to the business, causing potential adverse consequences.

Annual Report 2024	Santander UK Group Holdings plc	149

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

OPERATIONAL RISK MANAGEMENT
We manage our operational risks (and other Non-Financial risks (NFRs)) in line with our NFR framework, as follows:
Non-Financial Risk Management
Our NFR framework (formerly known as the Operational Risk and Resilience framework) sets out our high-level arrangements and standards to manage operational risks, and is part of our overall Risk Framework. Our Risk Appetite sets the risk limits and key risk metrics for non-financial risks.
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
Operational risk and control assessments
Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite, and prioritise actions needed. Every area must identify and record their material risks, assess their controls for adequacy and then accept the risk or plan to address any deficiencies. We perform independent testing of our most important controls to ensure enhanced rigour and challenge of how effectively they are mitigating our largest risks. We also use operational risk assessments and risk rating tools as key parts of change risk management.

Risk scenario analysis
We perform this across business units. It involves a top down assessment of our key operational risks. We update our scenarios each year. The analysis gives us insight into rare but high impact events and allows us to understand potential impacts and address issues.
Our Operational risk scenario analysis covers major Operational risks that are extreme but plausible and requires participants across the business to consider and assess the financial and qualitative impacts on Santander UK, in the event these exposures were to materialise. We complete the scenario analysis for risk management and regulatory purposes. We also use it as a business tool for their own stress testing to help understand the largest exposures and agree key actions required to prevent, control or mitigate risks. We review and update our scenarios each year to ensure they still represent our key operational risk exposures.

Key indicators (metrics)
Key indicators and their tolerance levels give us an objective view of risk exposure or the strength of a control at any point in time. They also show trends and give us early warning of potential increasing risk exposures. Our business-wide risk appetite indicators are of primary importance which show adherence to our Risk Appetite statements.

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
to manage risk. We focus on ensuring we train our colleagues to recognise and support customers who may be vulnerable, or who may be
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
Event root cause analysis
Where new material and significant events are reported, steps are taken to identify the root cause of the event. This enables a read across and the sharing of lessons learned with appropriate mitigating actions taken to address the root cause and successfully resolve the event, and enhancements made to the control environment to prevent re-occurrence.

Emerging risk monitoring	We monitor key threats, developments, and risks, including consideration of which risk types or Business areas may be impacted or stressed by them.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

Annual Report 2024	Santander UK Group Holdings plc	150

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

We manage our operational risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific cybersecurity risks, we have the following tailored approach:

Category	Risk mitigation
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

Our Chief Information Security Officer (CISO) is responsible for the day-to-day running of security operations and the immediate response to information and cybersecurity incidents. The CISO relies on a comprehensive specialist team, supported by cybersecurity controls and capabilities available from the Banco Santander group CISO team in Spain.

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
Subject matter experts across the business engage across risk management and monitoring activities and support effective communication of policy changes. We report exposures for each business unit through regular risk and control forums. These include details of the risks, level of exposure and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our customers, reputation or finance by reporting them to key executives and committees.
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
We closely monitor emerging threats that could affect future operations and performance. We act to mitigate potential risks as and when required. We also carry out further in depth analysis, including stress testing of exposures.

Annual Report 2024	Santander UK Group Holdings plc	151

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

OPERATIONAL RISK REVIEW
2024 compared to 2023
Operational risk event losses by Basel category
The table below shows our operational risk losses in 2024 and 2023 for reportable events with an impact over £10,000, by CRD IV loss event types. The data is presented in line with the Basel 2.5 requirement to aggregate and recognise losses in the year of the first point of recognition, rather than in any subsequent year(s) in which further costs are recognised under IFRS. Due to the nature of risk events that keep evolving, prior year losses are updated:

	2024		2023
	Value %	Volume %	Value %	Volume %
Internal fraud	1	—	—	—
External fraud	53	87	12	93
Employment practices and workplace safety	1	1	—	1
Clients, products and business practices	36	3	87	1
Damage to physical assets	1	1	—	—
Business disruption and systems failures	1	—	—	—
Execution, delivery, and process management	7	8	1	5
	100	100	100	100
Business disruption
We continued to mature our frameworks and capabilities to support meeting the Operational Resilience requirements by the March 2025 regulatory deadline, with regular updates provided to our Executive and Board Risk committees throughout the year. We assessed the resilience of our important business services using a broad range of severe but plausible disruption scenarios. We ran successful cyberattack and loss of third party scenarios, to ensure that our contingency and recovery strategies were effective in minimising harm to our customers, risk to the safety and soundness of Santander UK, and risk to the orderly functioning or stability to the UK market. We continued to invest in strategic programmes that will further strengthen our resilience position, in particular across our IT estate.
Cybersecurity
Cybersecurity remains a key focus. In 2024, Banco Santander experienced a reportable data breach that impacted, amongst other group entities, Santander UK.
The impact was limited to Santander UK staff personal information. We also responded to third party incidents affecting our suppliers. We continued to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We continued to see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools, and we expect this trend to remain. We also invested in skills and resources to manage cybersecurity risks, and monitor cybersecurity threats, including from the geopolitical environment. Our business strategy and financial results were not significantly affected by either cybersecurity threats or incidents. However, we cannot give assurance that they will not be significantly affected by such risks and incidents in the future.
Data
We continued to manage the risk with enhanced governance and investments, focusing on our critical data and processes. We continued to develop, implement, and enhance new and existing data controls through various initiatives. These initiatives included establishing appropriate processes, prioritising the resolution of gaps in data controls and data lineage testing, and ensuring that remediation plans are in place as part of our Data Management Programme  to further enhance data quality and data privacy and protection.
Fraud
Authorised Push Payment fraud remains our largest fraud type. We continued to make progress in mitigating operational risk losses from fraud. This included implementing new detection controls and coordinated customer awareness campaigns that led to a significant reduction in specific frauds risks for our customers, especially in terms of onboarding and payment card fraud. We maintained a leading, collaborative role in fraud management with industry partners, through
CIFAS, UK Finance and Stop Scams UK.
IT
We made significant progress in addressing key IT risks through a programme of remediation activities, including continued improvement in reducing IT related incidents and the ongoing management of technology obsolescence. As a result of the progress made, the FCA recognised our improvement in IT resilience.
Legal
Our legal risk profile remained heightened in 2024. The Court of Appeal judgment in October 2024 in relation to motor finance commission cases involving other lenders represented a deterioration in our legal risk position and led to a £295m provision. The decision is subject to an appeal to the Supreme Court. The outcome of that appeal and the appeal to the Court of Appeal of the High Court’s judicial review of a final decision by the Financial Ombudsman against another lender are expected to influence our legal risk in relation to litigation and complaints relating to historical motor finance commission arrangements and the outcome of the FCA review.  We continued to evaluate and react to the evolving legal and regulatory environment, including the Consumer Duty, the Financial Services and
Markets Act 2023, the Economic Crime and Corporate Transparency Act 2023, the Digital Markets, Competition and Consumers Act 2024 and reforms to the ring-
fencing regime. We materially completed the alignment of material third party contracts to PRA Supervisory Statement 2/21, and in relation to international data transfers, to the Schrems II judgment. The in-flow litigated PPI claims reduced and an appeal by a PPI complainant to the Court of Appeal to re-open a settlement agreement was unsuccessful. However, on-going large scale complex PPI related litigation brought by AXA, and a German criminal and tax investigation relating to historical dividend tax arbitrage transactions remain. We continue to manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, irresponsible lending, mortgages and commissions. For more, see Note 30 to the Consolidated Financial Statements.
Outsourcing & Third Party Supplier
We rely extensively on third parties for a range of goods and services, provided by both Banco Santander and external suppliers. We reviewed our suppliers against a revised set of controls and implemented new metrics to monitor and manage our risk exposure. We continue to manage risk to our Third Party Supplier estate.
People
We saw improvements in 2024 with reduced levels of attrition and of aged vacancies. We continue to be alert and respond to any risks that could arise from our ongoing transformation, including providing ongoing support to enable colleagues to attend the office regularly.
Transformation and change
We continue our transformation to simplify the bank, digitise processes, build smarter solutions, and strengthen our foundations whilst reducing costs, extending internal capabilities and ensuring a resilient operating model. This includes delivery against a diverse change agenda with a focus on modernising our operations and building fit for the future technology, transforming customer interactions, growth and productivity. Ensuring change does not result in unacceptable impacts on our customers and risk profile underpins our strategic decisions and is robustly managed.

Annual Report 2024	Santander UK Group Holdings plc	152

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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

OUR KEY FINANCIAL CRIME RISKS
Financial crime is a high priority risk for us, and addressing it is a key priority for senior management. We remain committed to countering it by maintaining robust systems and controls, and conducting business in line with regulatory and legal requirements. We adopt a risk-based approach in line with UK and international laws and standards.
Our main financial crime risk categories are:

Category	Description
Money laundering	We are used by criminals to transform the proceeds of crime into seemingly legitimate money or other assets.
Terrorist financing	We are used by terrorists to deposit, distribute or collect funds that are used to fund their activity.
Sanctions	We do not identify payments, customers or entities that are subject to economic or financial sanctions.
Bribery and corruption	We fail to put in place effective controls to prevent or detect bribery and corruption.
Facilitation of tax evasion	We fail to put in place effective systems and controls to prevent the facilitation of tax evasion.
FINANCIAL CRIME RISK MANAGEMENT
We manage our financial crime risks in line with our NFR framework, as outlined earlier. In addition, we have financial crime policies tailored to the key risks and we maintain a control framework in line with a standalone economic crime risk framework. We continue to partner with public authorities, the Home Office and the wider financial services industry to pool expertise and data to mitigate specific financial crime risks. We are also involved in partnerships such as the Joint Money
Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.
FINANCIAL CRIME RISK REVIEW
2024 compared to 2023
We understand the importance of protecting the communities we serve from the social and economic impacts of financial crime. We recognise that the financial crime landscape is constantly evolving, influenced by regulatory changes, legal requirements, geopolitical factors and changing criminal methods. As a result, we continue to prioritise and remain vigilant in addressing financial crime risks and actively partner with industry, law enforcement and government to deter, detect and disrupt financial crime and terrorist financing. In 2024, we:
–Continued to invest in our financial crime systems and controls with a focus on reducing the residual risk and returning to Board Risk Appetite, adequacy of resources and key deliverables across the remediation plan.
–Adapted our financial crime policies to reflect the latest external requirements, best practice and Banco Santander policy requirements.
–Maintained our focus on providing colleagues with the appropriate skills, knowledge and qualifications to support our efforts to fight financial crime through enhanced and targeted training. Our Economic Crime Academy provides training modules on high risk Financial Crime areas in line with industry standards, and these modules are endorsed by the International Compliance Association (ICA).
–Played an active role externally on policy and related strategies and maintained extensive involvement in UK public private partnerships. As part of this, we worked closely with government, trade bodies, industry, law enforcement and regulators on issues that many impact our Financial Crime Compliance capabilities.
–Remained a committed member of the JMLIT and other public-private information sharing initiatives with law enforcement and industry, to exchange and analyse data on high-end money laundering and wider economic threats.
Following changes to the Governance framework in Q424, we transferred oversight for the Financial Crime Remediation Programme to the Special Projects
Committee.
Financial crime risk management remains one of our top risks and a key focus area for senior management and the Board. We continue to enhance our risk management capabilities with key activity planned in 2025 including:
–Accelerating risk mitigation responses and controls to new or evolving financial crime risk threats.
–Continuing to enhance our sanctions systems and controls in response to internal and external lessons learned from the external sanctions developments in
2024, notably the continued impacts of the Russia sanctions and increased use of OFSI powers.
–Maturing our financial crime operations, including continuing to improve our customer data records to help increase the effectiveness and sustainability of our efforts to manage financial crime risks.

Annual Report 2024	Santander UK Group Holdings plc	153

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Model risk

Overview
Model risk is the risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made; or that a model may be used inappropriately. These potential adverse consequences can lead to reputational damage, regulatory non-compliance, a deterioration in our prudential position, or financial losses.
In this section, we describe our key model risks and explain how we manage them. We also describe developments in the year.

OUR KEY MODEL RISKS
A model is a quantitative repeatable method or system that relies on assumptions to process input data into estimates of uncertain outcomes. Our key model risks arise from inadequate or flawed design leading to weaknesses and limitations in our models, implementation errors or poor deployment of the models, or the incorrect or inappropriate use of a model. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests.
We are seeing increasing interest in using Artificial Intelligence (AI) which creates new model risks such as explainability - the ability to understand why an algorithm made a particular prediction.
MODEL RISK MANAGEMENT
We manage our Model risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific model risks, we have the following tailored policies:
–Model Risk Policy – sets out the action, outcome or standard of behaviour expected to manage and control model risk and remain within risk appetite
–Tiering and Materiality Policy – ensures the consistent methodology in determining the significance of models used across the business
–Change Classification Policy – explains how model changes are managed and controlled
–Changes to IRB Rating Systems Policy – sets the criteria for assessing the materiality of extensions and changes to IRB models
–Validation Policy – sets out the general criteria for internal validation activities, with the aim to provide an objective, unbiased and critical opinion on the adequacy of models we use.
In line with our risk organisational structure, our first line of defence drives effective management of the risk and fully embeds the framework. In the second line, the oversight team sets a clear framework, related policies, risk appetite and provides oversight and governance. The independent valuation function reviews new developments for all models, particularly for capital adequacy, provisions and stress testing, which all have regulatory focus. The third line of defence assesses periodically the robustness of the model risk management framework, compliance with policies and regulatory requirements, and material changes taking place.
MODEL RISK REVIEW
2024 compared to 2023
In 2024, Model risk remained a significant focus, as we continued to work on the regulatory agenda, focusing on models to reflect the most accurate and recent data. The PRA’s Model Risk Supervisory Statement (SS1/23) policy has been in effect since May 2024 and we have aligned our framework, policies and procedures to the new regulation. We are embedding enhancements across our business as a result. We will maintain a strong focus on aligning with supervisory expectations as we address remediation efforts in the next two years. We continued to recognise model risk as a key risk and maintained a strong management and oversight framework that is embedded across all three lines of defence.
In 2024, we continued to redevelop key regulatory capital models, and the enhancements to our most material provision models went live. In line with SS1/23 we embedded a robust post-model adjustment framework, including independent review of adjustments made to the ECL to mitigate against weaknesses and limitations. We continued to focus on our new climate change stress test models to consider the effects of climate change risk on our portfolios.
We delivered several new machine learning and generative AI solutions in 2024, including Agent Assist, which have helped improve productivity.
We expect industry use of AI to continue to grow and we plan to expand our use of it, allowing our colleagues to focus on the more complex customer cases. We will continue to build on the progress made in 2024 and will focus on ensuring our models remain accurate and reliable given the momentum of change.

Annual Report 2024	Santander UK Group Holdings plc	154

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Conduct and regulatory risk

Overview
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
In this section, we describe where our key conduct and regulatory risks can originate from and set out how we manage them. We also describe developments in the year.
Key metrics Customer remediation provision was £348m (2023: £106m) Litigation and other regulatory provision was £126m (2023: £132m)
OUR KEY CONDUCT AND REGULATORY RISKS
We are committed to ensuring Conduct and Regulatory Risk strategy is embedded within our business, as good outcomes for our customers are at the heart of what we do. Conduct and Regulatory Risk can stem from errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and the failure to supervise, monitor or control the activities of our employees. All of these may result in the risk that we do not deliver better outcomes for our customers, align to the expectations of our regulators or observe required standards of market behaviour. Understanding the drivers of Conduct and
Regulatory risk enables us to update and ensure our frameworks are robust to mitigate against the risk of causing consumer harm on an on-going basis.
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
In addition to mandatory training, we train our customer-facing staff using real customer scenarios to enable our people to deal with a wide range of sensitive issues. Our online Vulnerable Customer Support Tool gives our people more guidance and support, and our
Specialist Support Team gives guidance for the most complex situations. We also consider vulnerability in every initiative and adapt our technology to the needs of customers with vulnerability characteristics in our design and testing stages. We work with charities, authorities, trade associations and other specialists to develop our understanding of vulnerability.

Conduct & Regulatory risk policy for regulated products (Retail customers)
Our policy sets out the actions that we must take and the standards of behaviour we comply with to deliver good outcomes for retail customers, to comply with applicable regulatory requirements and expectations, and to deliver a strong conduct and compliance culture.

Annual Report 2024	Santander UK Group Holdings plc	155

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CONDUCT AND REGULATORY RISK REVIEW
2024 compared to 2023
In 2024, the Conduct and Regulatory environment saw a demanding agenda, and we expect this to continue. To fully consider customer and conduct impacts across our business, our customers remain at the centre of our culture and purpose. We monitor and regularly review our customers' experiences and act to address outcomes. As part of this, we:
–Continued to proactively contact customers who may be at risk of experiencing early signs of financial stress, to support them and try to help avoid longer term financial difficulty. We referred them to internal and external sources of support alongside ongoing customer engagement and support plans.
–Evolved our Financial Support team and SME support, with more investment in people and IT to ensure we continue to drive good outcomes for customers, including those in pre-arrears, and can provide tailored support relevant to a customer's individual circumstances and needs.
–Continued to review our products and services to ensure our customers receive communications they understand, products and services that meet their needs and that offer fair value, and the support they need, when they need it, to deliver good customer outcomes.
–Continued to actively participate in schemes to ensure the long-term future of access to cash, including supporting the setup of shared banking hubs and wider engagement with LINK and industry partners.
–Assessed ongoing and new policy areas in the FCA's 2023/24 Business Plan. Our key focus continued to be on reducing and preventing serious consumer harm, setting and testing higher standards, and promoting competition and positive change. We continued to address these in our controls, product and service processes and frameworks, and we continued to adapt in line with the evolution of a digital economy.
Payments services continue to be particularly active, with the recently published National Payments Vision setting out key ways to ensure that the UK's payment systems deliver for consumers and contribute to growth. This includes the continued development of account-to-account payments, such as Open Banking and
Open Finance, exploration of a Central Bank Digital Currency and the future structure of the payments ecosystem.
We will continue to monitor the regulatory landscape and contribute to debates on regulatory issues. We expect the key areas of regulatory focus in 2025 to include the ongoing supervision of the FCA’s Consumer Duty (with a focus on customer outcomes), the FCA’s implementation for the Advice Guidance Boundary review, the outcome of the FCA's review into discretionary commission arrangements for motor finance, and a review of the role of the Financial Ombudsman
Service. We also expect continued focus from the FCA on how firms protect customers from financial crime. We expect the PRA and FCA to work jointly on issues such as operational resilience and outsourcing, non-financial misconduct, and remuneration reform. We also expect an increased focus on funding and liquidity management as the Bank of England continues to unwind its balance sheet, and further expectations on managing climate risk. We are waiting for more information on the review of Pillar 2 capital requirements, following the delayed implementation of Basel 3.1.
Overall, we expect to see an increased focus from UK regulators and the UK Government on policies that will enhance the international competitiveness of the sector, and contribute to economic growth.
The outlook for the economic environment remains challenging and so conduct risks are likely to rise, as banks deal with households that continue to face pressures from increases in the cost of living and higher interest rates.
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
For more on our provisions, see Note 27 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 30 to the Consolidated
Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	156

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial statements

Annual Report 2024	Santander UK Group Holdings plc	157

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Santander UK
Group Holdings plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Santander UK Group Holdings plc and its subsidiaries (the “Company”) as of 31 December
2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December
2024 in conformity with i) International Financial Reporting Standards as issued by the International Accounting Standards Board and ii) UK-adopted International
Accounting Standards.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
Credit impairment loss allowance on loans and advances to customers
As described in Notes 1, 13 and 27 to the consolidated financial statements, an expected credit loss (‘ECL’) is recognised for financial assets measured at amortised cost. The measurement of ECL reflects: a probability weighted amount that is determined by evaluating a range of possible outcomes; the time value of money; and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. Management calculates ECL using the following factors: a survival rate (‘SR’), a probability of default (‘PD’), the exposure at default (‘EAD’) and a loss given default (‘LGD’). The application of the ECL impairment methodology for calculating credit impairment loss allowances is susceptible to change from period to period and requires management to make judgemental assumptions in determining the estimates. The key judgements made by management in applying the ECL impairment methodology for the residential mortgages and Corporate and Commercial Bank (‘CCB’) portfolios are: (i)
the forward looking multiple economic scenarios; (ii) the probability weights assigned to multiple economic scenarios; and (iii) assessing corporate stage 3 exposures individually. The LGD is expressed as a percentage and is calculated based on value of subsequent write-offs and collateral values adjusted for historical discounts. The ECL allowance was £870 million as of 31 December 2024.
The principal considerations for our determination that performing procedures relating to the credit impairment loss allowance on loans and advances to customers is a critical audit matter are due to the significant judgements being applied by management in the residential mortgages and Corporate and CCB portfolios (i) the forward looking economic scenarios; (ii) the probability weights applied to those scenarios; (iii) the key assumptions used in the LGD models related to subsequent write off and historical discounts applied to collateral values; and (iv) individual corporate stage 3 provisions. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the methodology and judgement in assumptions used to determine the allowance; and the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the credit impairment loss allowance on loans and advances to customers.
These procedures also included, among others, testing management’s process for estimating expected credit losses; evaluating the appropriateness of model methodologies; testing the completeness and accuracy of underlying data used in determining the accounting estimate; evaluating the reasonableness of management’s assumptions related to (i) forward looking multiple economic scenarios; (ii) the probability weights applied to multiple economic scenarios; (iii) the subsequent write off and historical discounts applied to collateral values incorporated into the LGD model; and (iv) expected future cash flows and collateral valuations of individually assessed corporate stage 3 exposures; and evaluating the disclosures made in the consolidated financial statements in relation to the credit impairment loss allowance on loans and advances to customers. Professionals with specialised skill and knowledge were used to assist in evaluating the reasonableness of the forward looking economic scenarios, probability weight assumptions, the appropriateness of the key assumptions used in the LGD model related to subsequent write off and historical discounts applied to collateral values.

Annual Report 2024	Santander UK Group Holdings plc	158

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Valuation of defined benefit pension surplus
As described in Notes 1 and 28 to the consolidated financial statements, the Company operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the “Scheme”). The funded defined benefit pension surplus was £416 million as of 31 December 2024. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). Management estimates the present value of the defined benefit obligation by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment. This is then discounted to present value. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about the life expectancy of the beneficiaries, inflation and discount rates. The scheme invests in certain assets whose values are not based on market observable data. These assets include investments in unquoted equities and bonds, as well as property and infrastructure, which are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation, with the exception of property, where the underlying asset valuations are determined by an independent expert.
The principal considerations for our determination that performing procedures relating to the valuation of the defined benefit pension surplus is a critical audit matter are the significant judgements made by management in determining (i) the life expectancy of the beneficiaries, inflation and discount rate assumptions; and
(ii) the fair value of the assets with no market observable valuation inputs, including adjustments for any potential fair value movements since the last valuation date. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the defined benefit pension obligation and the valuation of assets with no market observable data. These procedures also included, among others, evaluating the defined benefit pension obligation by (1) testing the completeness, accuracy and relevance of the underlying data; and (2) involving professionals with specialised skill and knowledge to assist in (a) assessing the appropriateness of the methodologies used by management to determine the inflation rate, the discount rate and life expectancy assumptions; (b) developing an independent range for these assumptions; and (c) comparing the independent range of assumptions to management's assumptions to evaluate the reasonableness of management’s assumptions. Procedures over directly held property included, among others (i) the involvement of professionals with specialised skill and knowledge to assist in assessing the appropriateness of the methodology and reasonableness of the key assumptions used by management’s expert valuer for property; and (ii) evaluating the reasonableness of the valuation for a sample of properties. For the other assets with no market observable valuation inputs, the procedures included, among others, (i) obtaining third-party confirmations of the valuation directly from investment managers and comparing these against management’s reported values; (ii) recalculating management’s valuation calculations and comparing our recalculation to the third-party confirmations, and, if applicable, testing material capital changes in the period between the valuation and the entity’s balance sheet date, where there was a time lag; and (iii) assessing other evidence regarding the valuations, such as performing back testing of historical valuations used by management against the audited fund financial statements as at the equivalent date and reviewing controls reports for the investment managers, where available.
Goodwill impairment assessment - for the personal financial services cash generating unit
As described in Notes 1 and 19 to the consolidated financial statements, the carrying value of goodwill relating to the personal financial services (‘PFS’) cash generating unit (“CGU”) was £1.2 billion as of December 31, 2024. Management undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
Impairment is required where the carrying amount of goodwill exceeds its recoverable amount. The recoverable amount of the CGU was determined based on the value in use (“VIU”) methodology at each testing date. The VIU is calculated by discounting the cash flow projections for the CGU. The goodwill impairment assessment is based on key judgements including the testing methodology, planning assumptions and internal capital allocations. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Estimates include forecast cash flows for the CGU, including estimated allocations of regulatory capital, the growth rate for the period beyond the initial cash flow projections and discount rates which factor in risk-free rates and applicable risk premiums.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the personal financial services cash generating unit is a critical audit matter are due to the significant judgements by management in developing (i) the forecast cash flows and (ii) the discount rate. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s judgements and assumptions. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the carrying value of the CGU, including internal capital allocations; (ii) evaluating the appropriateness of the methodology used to estimate the VIU; (iii) testing the completeness and accuracy of underlying data used in the model; (iv) comparing an independent range of assumptions for the discount rate to management’s rate to evaluate the reasonableness of management’s assumptions; (v) evaluating the reasonableness of the forecasted cash flows, including comparing performance in recent years to the budgets and 3 years-plan for the equivalent periods and (vi) assessing the appropriateness of the related disclosures. Professionals with specialised skill and knowledge assisted in the evaluation of the reasonableness of the discount rate and assessing the determination of the carrying value of the PFS CGU.

Annual Report 2024	Santander UK Group Holdings plc	159

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Specific customer remediation, litigation and regulatory matters
As described in Notes 1, 27 and 30 to the consolidated financial statements, as of 31 December 2024, the provision for customer remediation, litigation and other regulatory matters of £474 million includes, among other items, provisions relating to: (i) a legal dispute regarding allocation of responsibility for a specific Payment
Protection Insurance (“PPI”) portfolio of complaints; and (ii) court claim and complaints in respect of historic motor finance broker commissions for Santander
Consumer (UK) plc. There is also an ongoing investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and
Cater Allen International Limited in German dividend tax arbitrage transactions for which management has determined that there are uncertainties that mean it is not currently possible to make a reliable assessment of the size of any potential liability. Significant judgement may be required when accounting for provisions, including in determining whether a present obligation exists, determining the likely outcome of future legal decisions and in estimating the probability, timing, nature and amount of any outflows that may arise from past events. These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters.
The principal considerations for our determination that performing procedures relating to the specific litigation and regulatory matters is a critical audit matter are the significant judgements made by management when estimating the probability, timing, nature and amount of any outflows for the legal dispute for a specific PPI portfolio of complaints, the motor finance broker commissions court claim and complaints, and the German dividend tax arbitrage investigation. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s assessment of the specific litigation and regulatory matters.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the specific litigation and regulatory matters against the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. These procedures also included, among others (i) inquiries of internal legal counsel on the developments in respect to the significant cases; (ii) obtaining and evaluating letters of audit inquiry from external legal counsel; (iii)
evaluating the reasonableness of management’s assessment regarding the probability of an outflow and the estimated amount of the obligation, where a reliable estimate can be formed; and (iv) evaluating the sufficiency of the disclosures made in relation to each of these specific matters.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
7 March 2025
We have served as the Company's auditor since 2016.

Annual Report 2024	Santander UK Group Holdings plc	160

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2024	Santander UK Group Holdings plc	161

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2024	Santander UK Group Holdings plc	162

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2024	Santander UK Group Holdings plc	163

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2024	Santander UK Group Holdings plc	164

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2024	Santander UK Group Holdings plc	165

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2024	Santander UK Group Holdings plc	166

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Income Statement
For the year ended 31 December

		2024	2023	2022
	Notes	£m	£m	£m
Interest and similar income	3	12,721	11,853	6,822
Interest expense and similar charges	3	(8,395)	(7,186)	(2,350)
Net interest income		4,326	4,667	4,472
Fee and commission income	4	730	801	836
Fee and commission expense	4	(484)	(505)	(512)
Net fee and commission income		246	296	324
Other operating income	5	111	213	210
Total operating income		4,683	5,176	5,006
Operating expenses before credit impairment charges, provisions and charges	6	(2,577)	(2,485)	(2,370)
Credit impairment charges	8	(70)	(206)	(321)
Provisions for other liabilities and charges	8	(706)	(336)	(421)
Total credit impairment charges, provisions and charges		(776)	(542)	(742)
Profit before tax		1,330	2,149	1,894
Tax on profit	9	(380)	(553)	(471)
Profit after tax		950	1,596	1,423

Attributable to:
Equity holders of the parent		950	1,596	1,406
Non-controlling interests		—	—	17
Profit after tax		950	1,596	1,423
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	167

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Comprehensive Income
For the year ended 31 December

		2024	2023	2022
	Notes	£m	£m	£m
Profit after tax		950	1,596	1,423
Other comprehensive (expense)/income that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value		(20)	89	(278)
- Income statement transfers		5	(105)	247
- Taxation	9	4	5	11
		(11)	(11)	(20)
Cash flow hedges:
- Effective portion of changes in fair value	11	(452)	(147)	436
- Income statement transfers	11	485	1,231	(2,130)
- Taxation		(10)	(302)	468
		23	782	(1,226)
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently		12	771	(1,246)
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	28	(402)	(598)	(723)
- Taxation	9	113	167	267
		(289)	(431)	(456)
Own credit adjustment:
- Change in fair value		(17)	(15)	29
- Taxation	9	5	4	(9)
		(12)	(11)	20
Net other comprehensive (expense) that will not be reclassified to profit or loss subsequently		(301)	(442)	(436)
Total other comprehensive (expense)/income net of tax		(289)	329	(1,682)
Total comprehensive income/(expense)		661	1,925	(259)

Attributable to:
Equity holders of the parent		661	1,925	(276)
Non-controlling interests		—	—	17
Total comprehensive income/(expense)		661	1,925	(259)
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	168

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Balance Sheet
At 31 December 2024

		2024	2023
	Notes	£m	£m
Assets
Cash and balances at central banks		33,067	40,523
Derivative financial instruments	11	1,264	1,472
Other financial assets at fair value through profit or loss	12	421	602
Loans and advances to banks		1,101	1,216
Loans and advances to customers	13	202,929	211,222
Reverse repurchase agreements - non-trading	16	10,338	12,468
Other financial assets at amortised cost	17	3,408	152
Macro hedge of interest rate risk		(738)	(630)
Financial assets at fair value through other comprehensive income		9,040	8,481
Interests in other entities	18	289	245
Intangible assets	19	1,539	1,548
Property, plant and equipment	20	1,584	1,512
Current tax assets	9	504	507
Retirement benefit assets	28	439	723
Other assets		1,879	2,029
Assets held for sale	40	12	13
Total assets		267,076	282,083
Liabilities
Deposits by banks	21	14,037	20,357
Deposits by customers	22	185,775	195,149
Repurchase agreements - non-trading	23	8,617	8,411
Derivative financial instruments	11	717	891
Other financial liabilities at fair value through profit or loss	24	1,055	899
Debt securities in issue	25	37,569	35,778
Macro hedge of interest rate risk		47	86
Other liabilities	26	1,882	2,501
Provisions	27	627	405
Deferred tax liabilities	9	249	188
Retirement benefit obligations	28	23	66
Subordinated liabilities	29	2,385	2,386
Total liabilities		252,983	267,117
Equity
Share capital	31	7,060	7,060
Other equity instruments	32	2,100	2,196
Other reserves		(325)	(337)
Retained earnings		5,258	6,047
Total equity		14,093	14,966
Total liabilities and equity		267,076	282,083
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on7 March 2025 and signed on its behalf by:

Mike Regnier	Angel Santodomingo
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

Annual Report 2024	Santander UK Group Holdings plc	169

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Cash Flow Statement
For the year ended 31 December

		2024	2023	2022
	Notes	£m	£m	£m
Cash flows from operating activities
Profit before tax		1,330	2,149	1,894

Adjustments for:
Non-cash items included in profit
– Depreciation and amortisation	6	303	290	297
– Loss from disposal of mortgage portfolio		31	—	—
– Provisions for other liabilities and charges		706	336	421
– Impairment losses		93	196	285
– Other non-cash items		66	(799)	1,363
– Pension charge for defined benefit pension schemes		13	13	28
		1,212	36	2,394
Net change in operating assets and liabilities:
– Cash and balances at central banks		747	(87)	274
– Derivative assets		208	967	(719)
– Other financial assets at fair value through profit or loss		196	27	1,064
– Loans and advances to banks and customers		8,331	12,538	(10,683)
– Reverse repurchase agreements - non-trading		2,130	(5,120)	5,335
– Other assets		114	(144)	(571)
– Deposits by banks and customers		(15,530)	(10,982)	(1,373)
– Repurchase agreements - non-trading		206	429	(3,684)
– Derivative liabilities		(174)	(117)	(11)
– Other financial liabilities at fair value through profit or loss		179	102	(973)
– Debt securities in issue		209	(219)	(1,352)
– Other liabilities		(1,402)	(1)	(41)
		(4,786)	(2,607)	(12,734)
Corporation taxes paid	9	(219)	(539)	(397)
Effects of exchange rate differences		(18)	(616)	2,354
Net cash flows from operating activities		(2,481)	(1,577)	(6,489)
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(533)	(393)	(504)
Proceeds from sale of property, plant and equipment and intangible assets		148	175	159
Purchase of financial assets at amortised cost and financial assets at FVOCI		(10,343)	(10,899)	(2,884)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI		6,183	8,362	3,023
Net cash flows from investing activities		(4,545)	(2,755)	(206)
Cash flows from financing activities
Issue of other equity instruments	33	400	—	750
Issuance costs of other equity instruments
Issue of debt securities and subordinated notes		8,396	6,415	8,683
Issuance costs of debt securities and subordinated notes		(30)	(18)	(16)
Repayment of debt securities and subordinated notes		(6,531)	(6,409)	(4,522)
Disposal of non-controlling interests		—	—	(235)
Repurchase of other equity instruments	33	(500)	—	(750)
Dividends paid on ordinary shares	10	(1,295)	(1,538)	(1,013)
Dividends paid on other equity instruments		(139)	(133)	(143)
Dividends paid on non-controlling interests		—	—	(17)
Principal elements of lease payments	33	(33)	(48)	(26)
Net cash flows from financing activities		268	(1,731)	2,711
Change in cash and cash equivalents		(6,758)	(6,063)	(3,984)
Cash and cash equivalents at beginning of the year		39,210	45,332	49,248
Effects of exchange rate changes on cash and cash equivalents		(15)	(59)	68
Cash and cash equivalents at the end of the year		32,437	39,210	45,332

Cash and cash equivalents consist of:
Cash and balances at central banks		33,067	40,523	46,635
Less: restricted balances		(1,580)	(2,327)	(2,241)
		31,487	38,196	44,394
Other cash equivalents: Loans and advances to banks - Non-trading		950	1,014	938
Cash and cash equivalents at the end of the year		32,437	39,210	45,332
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	170

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Changes in Equity

			Other reserves					Non- controllin g interests
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Currency translatio n	Retained earnings
							Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	7,060	2,196	(5)	(334)	2	6,047	14,966	—	14,966
Profit after tax	—	—	—	—	—	950	950	—	950
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(11)	—	—	—	(11)	—	(11)
- Cash flow hedges	—	—	—	23	—	—	23	—	23
- Pension remeasurement	—	—	—	—	—	(289)	(289)	—	(289)
- Own credit adjustment	—	—	—	—	—	(12)	(12)	—	(12)
Total other comprehensive (expense)/income	—	—	(11)	23	—	(301)	(289)	—	(289)
Total comprehensive (expense)/income	—	—	(11)	23	—	649	661	—	661
Issue of other equity instruments	—	400	—	—	—	—	400	—	400
Repurchase of other equity instruments	—	(496)	—	—	—	(4)	(500)	—	(500)
Dividends on ordinary shares	—	—	—	—	—	(1,295)	(1,295)	—	(1,295)
Dividends on other equity instruments	—	—	—	—	—	(139)	(139)	—	(139)
At 31 December 2024	7,060	2,100	(16)	(311)	2	5,258	14,093	—	14,093

At 1 January 2023	7,060	2,196	6	(1,116)	2	6,563	14,711	—	14,711
Profit after tax	—	—	—	—	—	1,596	1,596	—	1,596
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(11)	—	—	—	(11)	—	(11)
- Cash flow hedges	—	—	—	782	—	—	782	—	782
- Pension remeasurement	—	—	—	—	—	(431)	(431)	—	(431)
- Own credit adjustment	—	—	—	—	—	(11)	(11)	—	(11)
Total other comprehensive (expense)/income	—	—	(11)	782	—	(442)	329	—	329
Total comprehensive (expense)/income	—	—	(11)	782	—	1,154	1,925	—	1,925
Other	—	—	—	—	—	1	1	—	1
Dividends on ordinary shares	—	—	—	—	—	(1,538)	(1,538)	—	(1,538)
Dividends on other equity instruments	—	—	—	—	—	(133)	(133)	—	(133)
At 31 December 2023	7,060	2,196	(5)	(334)	2	6,047	14,966	—	14,966

At 1 January 2022	7,060	2,191	26	110	2	6,754	16,143	235	16,378
Profit after tax	—	—	—	—	—	1,406	1,406	17	1,423
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(20)	—	—	—	(20)	—	(20)
- Cash flow hedges	—	—	—	(1,226)	—	—	(1,226)	—	(1,226)
- Pension remeasurement	—	—	—	—	—	(456)	(456)	—	(456)
- Own credit adjustment	—	—	—	—	—	20	20	—	20
Total other comprehensive expense	—	—	(20)	(1,226)	—	(436)	(1,682)	—	(1,682)
Total comprehensive (expense)/income	—	—	(20)	(1,226)	—	970	(276)	17	(259)
Issue of other equity instruments	—	750	—	—	—	—	750	—	750
Disposal of non-controlling interests	—	—	—	—	—	—	—	(235)	(235)
Repurchase of other equity instruments	—	(745)	—	—	—	(5)	(750)	—	(750)
Dividends on ordinary shares	—	—	—	—	—	(1,013)	(1,013)	—	(1,013)
Dividends on other equity instruments	—	—	—	—	—	(143)	(143)	—	(143)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 31 December 2022	7,060	2,196	6	(1,116)	2	6,563	14,711	—	14,711
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	171

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

1. ACCOUNTING POLICIES
These financial statements are prepared for Santander UK Group Holdings plc (the Company) and the Santander UK Group Holdings plc group (the Santander
UK group) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of a wide range of banking and financial services to personal, business and corporate customers. Santander UK Group Holdings plc is a public company, limited by shares and incorporated and registered in
England and Wales having a registered office at 2 Triton Square, Regent’s Place, London, NW1 3AN. It is a financial services holding company.
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
Santander UK is mindful of its responsibilities as a responsible lender and is focused on aligning with the objectives of the Paris Agreement on climate change and to support the UK’s transition to a climate-resilient, net zero economy.
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
Santander UK's current climate change strategy and its view of the risks associated with climate change and the transition to a low carbon economy are reflected in its critical judgements and accounting estimates, although climate change risk did not require any material adjustments at 31 December 2024 and 2023, consistent with management's assessment that climate change and the transition to a low carbon economy are not currently expected to have a meaningful impact on the viability of the Santander UK group in the medium term.
At 31 December 2024 and 2023, management specifically considered the potential impact of climate change and the transition to a low carbon economy on:
–Loans and advances to customers (see Note 13 and the credit risk section of the Risk review). Some climate change risks arise due to the requirements of
IFRS 9 and others relate to specific portfolios and sectors:
–ECL calculations are based on multiple forward-looking economic scenarios developed by management covering a period of five years, during which timeframe climate change risks may crystallise;
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
–Goodwill impairment assessment (see Note 19). Estimates underpinning the determination of whether or not goodwill balances are impaired are partly based on forecast business performance beyond the time horizon for management's detailed plans.
–Unity Place our new corporate headquarters in Milton Keynes has been built with sustainability at its core. All property assets are evaluated annually for potential flood damage and are currently considered low risk.
Future changes to Santander UK's climate change strategy may impact Santander UK's critical judgements and accounting estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.

Annual Report 2024	Santander UK Group Holdings plc	172

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Change in accounting policy
In 2024, Santander UK voluntarily changed its accounting policy to remove reverse repurchase agreements (reverse repos) from being treated as cash equivalents under IAS 7 for the purposes of the cashflow statement. This change provides reliable and more relevant information to users of the financial statements where the bank is using reverse repos as an investment instrument to manage net interest income and operational liquidity rather than as cash equivalents. The change in accounting policy has no effect on any other primary financial statements, income statement metrics, key indicators, liquidity ratios, or maturity and offsetting disclosures. This change aligns Santander UK's accounting policy on the treatment of reverse repos under IAS 7 with the policy applied by its ultimate parent, Banco Santander, SA. The impact of the change on prior periods is set out below:
For the year ended 31 December

	Balance before change	(Decrease)/ increase	Balance after change
2023	£m	£m	£m
Cash and cash equivalents at beginning of the year	48,945	(3,613)	45,332
Cash and cash equivalents at the end of the year	44,931	(5,721)	39,210
Effects of exchange rate changes on cash and cash equivalents	(122)	63	(59)
Net change in operating assets and liabilities:
– Reverse repurchase agreements – non trading	(3,224)	(1,896)	(5,120)
– Repurchase agreements – non trading	704	(275)	429
Net cash flows from operating activities	594	(2,171)	(1,577)

2022
Cash and cash equivalents at beginning of the year	51,787	(2,539)	49,248
Cash and cash equivalents at the end of the year	48,945	(3,613)	45,332
Effects of exchange rate changes on cash and cash equivalents	120	(52)	68
Net change in operating assets and liabilities:
– Reverse repurchase agreements – non trading	6,818	(1,483)	5,335
– Repurchase agreements – non trading	(4,145)	461	(3,684)
Net cash flows from operating activities	(5,467)	(1,022)	(6,489)
The value of reverse repo transactions at 31 December 2024 no longer included as cash and cash equivalents was £6,193m.
Future accounting developments
The IASB issued the following new/amended accounting standards which are not yet effective and have not been endorsed for use in the UK:
–Effective 1 January 2026: ‘Amendments to the Classification and Measurement of Financial Instruments’ (Amendments to IFRS 9 ‘Financial Instruments’ and
IFRS 7 ‘Financial Instruments: Disclosures’) - the amendments set out changes to settling financial liabilities using an electronic payment system, assessing contractual cash flow characteristics of financial assets including those with environmental, social and governance (ESG)-linked features and requiring additional disclosures for certain financial instruments.
–Effective 1 January 2027: IFRS 18 ‘Presentation and Disclosure in Financial Statements’ – the new standard will replace IAS 1 ‘Presentation of Financial
Statements’ and introduces changes to the categories for classifying income and expenses and subtotals presented in the income statement and new or amended disclosures in respect of management-defined performance measures and specified expenses by nature.
The Santander UK group is assessing these new/amended accounting standards to determine the potential impacts on the financial statements when they become effective or if they are otherwise earlier adopted when available.
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
party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities.

Annual Report 2024	Santander UK Group Holdings plc	173

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
award and the dividend growth rate.

Annual Report 2024	Santander UK Group Holdings plc	174

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Other intangible assets are recognised if they arise from contractual or other legal rights or if they are capable of being separated or divided from Santander UK and sold, transferred, licensed, rented or exchanged. The value of such intangible assets, where they are available for use, is amortised on a straight-line basis generally over a three year useful economic life and the assets are reviewed annually for impairment indicators and tested for impairment where indicators are present. Other intangible assets that are not yet available for use are tested for impairment annually or more frequently when events or changes in circumstances dictate.
Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits, and the cost of those products can be measured reliably. These costs include payroll, materials, services and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet and amortised on a straight-line basis generally over a three year useful life unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs ceases when the software is capable of operating as intended. Costs of maintaining software are expensed as incurred.
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
Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 35 years
Computer software	Generally 3 years
Right-of-use assets	Shorter of the lease term or the useful life of the underlying asset
Operating lease assets - vehicles	1 to 4 years
Depreciation is not charged on freehold land. Depreciation of operating lease assets where the Santander UK group is the lessor is described in 'Leases' below.
In 2024, the range of useful lives for Office fixtures and equipment expanded to 35 years due to the addition of fixtures and equipment in Unity Place.
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
where it contains one or more embedded derivatives which are not closely related to the host contract.
The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

Annual Report 2024	Santander UK Group Holdings plc	175

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial assets: debt instruments
Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans and debt securities which consist mainly of government bonds and covered bonds. Classification and subsequent measurement of debt instruments depend on the Santander UK group’s business model for managing the asset, and the cash flow characteristics of the asset.
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
–Financial liabilities at FVTPL (see Note 24): this classification is applied to derivatives and other financial liabilities designated as such at initial recognition.
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
Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products, which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. The cash principal element is accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as derivatives.
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
the difference is recorded in interest income or expense.

Annual Report 2024	Santander UK Group Holdings plc	176

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
a case-by-case basis to establish whether or not the financial asset should be derecognised.

Annual Report 2024	Santander UK Group Holdings plc	177

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Hedge accounting
The Santander UK group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, inflation, equity prices and exchange rates.
At the time a financial instrument is designated as a hedge (i.e. at the inception of the hedge), the Santander UK group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Santander UK group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Santander UK group can expect, and actual results indicate that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.
Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (fair value hedges); (ii)
hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Santander UK group applies fair value and cash flow hedge accounting but not hedging of a net investment in a foreign operation.

Annual Report 2024	Santander UK Group Holdings plc	178

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The Santander UK group is exposed to variability in future cash flows attributable to i) interest rate and inflation risks on its GBP floating rate assets and liabilities ii) foreign currency risk on debt issuances denominated in foreign currency and
iii) equity price risk from operating the Employee Sharesave scheme. Cash flow hedging is used to hedge the variability in cash flows arising from these risks.
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
intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Annual Report 2024	Santander UK Group Holdings plc	179

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with not more than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks and loans and advances to banks. Balances with central banks represent amounts held at the Bank of England as part of the Santander UK group’s liquidity management activities. It includes reserves collateralised accounts in respect of Santander UK’s participation in certain payments schemes which are required to be maintained with the Bank of England and are restricted balances.
Provisions and contingent liabilities (see 'Critical judgements and accounting estimates')
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.
Customer remediation provisions are made for the estimated cost of making redress payments with respect to the past sales of products, using conclusions such as the number of claims, the number of those that will be upheld, the estimated average settlement per case and other related costs. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Santander UK group has a detailed formal plan for restructuring a business, has raised valid expectations in those affected by the restructuring, and has started to implement the plan or announce its main features.
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

Key judgements	–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining the need for any judgemental adjustments
–Determining an appropriate definition of default
–Establishing low credit risk exemption (LCRE) criteria to determine that the credit risk did not increase significantly since initial recognition
–Determining the need to assess corporate Stage 3 exposures individually
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
For more on each of these key judgements and estimates, see 'Critical Judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk –
credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.

Annual Report 2024	Santander UK Group Holdings plc	180

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Litigation and other regulatory provisions in Note 27 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, a legacy tax issue from 2018, and Plevin related litigation. Note 30 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows. It includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander
UK Group Holdings plc) in German dividend tax arbitrage transactions. It also includes disclosure relating to the historical use of discretionary commission arrangements by Santander Consumer (UK) plc.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes
27 and 30.
c) Retirement benefit plans
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
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 28.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 28.
The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to support the values obtained in respect of these assets represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
d) Goodwill
The carrying amount of goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Santander UK undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.

Key judgement:	–Determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations
Key estimates:	–Forecast cash flows for cash generating units
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
For more on each of these key judgements and estimates, see Note 19.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating 'VIU’ in Note 19.

Annual Report 2024	Santander UK Group Holdings plc	181

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–Retail & Business Banking consists of two business units, Mortgages and Everyday Banking. Mortgages provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios. Everyday Banking provides banking services and unsecured lending to individuals and small businesses as well as wealth management for high-net-worth clients.
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
Consumer Finance business is primarily introduced by car dealerships acting as our intermediary along with a small amount of new business introduced via digital channels. Corporate and Commercial Banking expertise is provided by relationship managers, product specialists and through digital and telephony channels, and covers clients' needs both in the UK and overseas.
The segmental data is prepared on a statutory basis of accounting, in line with the accounting policies set out in Note 1. Transactions between segments are on normal commercial terms and conditions. Internal charges and internal UK transfer pricing adjustments are reflected in the results of each segment and eliminate on consolidation. Revenue sharing agreements are used to allocate external customer revenues to a segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on Santander UK’s cost of wholesale funding. Interest income and interest expense have not been reported separately. The majority of segment revenues are interest income in nature and net interest income is relied on primarily to assess segment performance and to make decisions on the allocation of segment resources.
Results by segment
For the year ended 31 December

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2024	£m	£m	£m	£m	£m
Net interest income	3,435	144	694	53	4,326
Non-interest income/(expense)	117	182	128	(70)	357
Total operating income/(expense)	3,552	326	822	(17)	4,683
Operating expenses before credit impairment charges, provisions and charges	(1,980)	(152)	(417)	(28)	(2,577)
Credit impairment charges	(49)	(17)	(4)	—	(70)
Provisions for other liabilities and charges	(297)	(332)	(50)	(27)	(706)
Total credit impairment charges, provisions and charges	(346)	(349)	(54)	(27)	(776)
Profit/(loss) before tax	1,226	(175)	351	(72)	1,330

Revenue/(expense) from external customers	3,789	754	562	(422)	4,683
Inter-segment (expense)/revenue	(237)	(428)	260	405	—
Total operating income/(expense)	3,552	326	822	(17)	4,683

Revenue/(expense) from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	424	—	50	—	474
–Insurance, protection and investments	48	—	—	—	48
–Credit cards	92	—	—	—	92
–Non-banking and other fees(2)	3	28	73	12	116
Total fee and commission income	567	28	123	12	730
Fee and commission expense	(445)	(7)	(10)	(22)	(484)
Net fee and commission income/(expense)	122	21	113	(10)	246

Customer loans	173,739	4,759	18,029	1,331	197,858
Customer deposits	151,815	—	22,137	9,457	183,409

Average number of full-time equivalent staff	15,993	773	2,494	159	19,419
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Annual Report 2024	Santander UK Group Holdings plc	182

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2023	£m	£m	£m	£m	£m
Net interest income/(expense)	3,740	156	841	(70)	4,667
Non-interest income	177	192	135	5	509
Total operating income/(expense)	3,917	348	976	(65)	5,176
Operating expenses before credit impairment charges, provisions and charges	(1,816)	(141)	(351)	(177)	(2,485)
Credit impairment charges	(150)	(15)	(40)	(1)	(206)
Provisions for other liabilities and charges	(233)	(18)	(15)	(70)	(336)
Total credit impairment charges, provisions and charges	(383)	(33)	(55)	(71)	(542)
Profit/(loss) before tax	1,718	174	570	(313)	2,149

Revenue from external customers	3,670	663	712	131	5,176
Inter-segment revenue/(expense)	247	(315)	264	(196)	—
Total operating income/(expense)	3,917	348	976	(65)	5,176

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	493	—	49	—	542
–Insurance, protection and investments	47	—	—	—	47
–Credit cards	94	—	—	—	94
–Non-banking and other fees(2)	3	25	79	11	118
Total fee and commission income	637	25	128	11	801
Fee and commission expense	(463)	(6)	(11)	(25)	(505)
Net fee and commission income/(expense)	174	19	117	(14)	296

Customer loans	182,267	5,228	17,939	1,256	206,690
Customer deposits	158,329	—	24,066	11,168	193,563

Average number of full-time equivalent staff	16,330	816	2,376	184	19,706

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2022	£m	£m	£m	£m	£m
Net interest income	3,689	180	580	23	4,472
Non-interest income/(expense)	197	195	146	(4)	534
Total operating income	3,886	375	726	19	5,006
Operating expenses before credit impairment charges, provisions and charges	(1,683)	(144)	(342)	(201)	(2,370)
Credit impairment charges	(263)	(27)	(31)	0	(321)
Provisions for other liabilities and charges	(395)	(6)	(8)	(12)	(421)
Total credit impairment charges, provisions and charges	(658)	(33)	(39)	(12)	(742)
Profit/(loss) before tax	1,545	198	345	(194)	1,894

Revenue/(expense) from external customers	4,153	513	732	(392)	5,006
Inter-segment (expense)/revenue	(267)	(138)	(6)	411	—
Total operating income	3,886	375	726	19	5,006

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	502	—	60	—	562
–Insurance, protection and investments	78	—	—	—	78
–Credit card fees	95	—	—	—	95
–Non-banking and other fees(2)	2	20	77	2	101
Total fee and commission income	677	20	137	2	836
Fee and commission expense	(483)	(5)	(18)	(6)	(512)
Net fee and commission income/(expense)	194	15	119	(4)	324

Customer loans	194,661	5,384	18,518	1,141	219,704
Customer deposits	161,748	—	24,798	9,930	196,476

Average number of full-time equivalent staff	15,212	531	2,336	194	18,273
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Annual Report 2024	Santander UK Group Holdings plc	183

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The table below shows the relationship between Customer assets and Loans and advances to customers as presented in the Consolidated Balance Sheet.
Customer assets exclude intercompany balances (including joint ventures), as they carry low credit risk and therefore have an immaterial ECL, Accrued interest that we have not yet charged to the customer's account, and Other items, consisting mainly of cash collateral. It also shows the relationship between Customer deposits (see above) and Deposits by customers as presented in the Consolidated Balance Sheet.

	Assets		Liabilities
	2024	2023	2024	2023
	£m	£m	£m	£m
Customer balances (gross)	197,858	206,690	183,409	193,563
Loan loss allowance	(785)	(916)	—	—
Customer balances (net)	197,073	205,774	183,409	193,563
Intercompany balances (including joint ventures)	4,813	4,488	1,715	958
Accrued interest	724	747	878	834
Other items	319	213	(227)	(206)
Loans and advances to customers / Deposits by customers	202,929	211,222	185,775	195,149
3. NET INTEREST INCOME
For the year ended 31 December

			Group
	2024	2023	2022
	£m	£m	£m
Interest and similar income:
Loans and advances to customers	9,425	8,888	5,854
Loans and advances to banks	1,668	1,865	651
Reverse repurchase agreements – non-trading	987	625	149
Other	641	475	168
Total interest and similar income(1)	12,721	11,853	6,822
Interest expense and similar charges:
Deposits by customers	(4,411)	(3,283)	(827)
Deposits by banks	(841)	(1,167)	(496)
Repurchase agreements – non-trading	(644)	(538)	(120)
Debt securities in issue	(2,301)	(2,024)	(795)
Subordinated liabilities	(193)	(169)	(108)
Other	(5)	(5)	(4)
Total interest expense and similar charges(2)	(8,395)	(7,186)	(2,350)
Net interest income	4,326	4,667	4,472
(1)Includes £296m (2023: £230m, 2022: £87m) of interest income on financial assets at FVOCI.
(2)Includes £762m (2023: £707m, 2022: £6m) of interest expense on the effective part of derivatives hedging debt issuances and £3m (2023: £3m, 2022: £3m) of interest expense on lease liabilities.
4. NET FEE AND COMMISSION INCOME
For the year ended 31 December

			Group
	2024	2023	2022
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	474	542	562
Insurance, protection and investments	48	47	78
Credit cards	92	94	95
Non-banking and other fees(1)	116	118	101
Total fee and commission income	730	801	836
Total fee and commission expense	(484)	(505)	(512)
Net fee and commission income	246	296	324
(1)    Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Annual Report 2024	Santander UK Group Holdings plc	184

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

5. OTHER OPERATING INCOME
For the year ended 31 December

			Group
	2024	2023	2022
	£m	£m	£m
Net (losses) on financial instruments designated at fair value through profit or loss(1)	(57)	(33)	(74)
Net gains on financial instruments mandatorily at fair value through profit or loss(2)	25	42	84
Hedge ineffectiveness	22	18	28
Income from operating lease assets	113	118	129
Other	8	68	43
	111	213	210
(1)Net (losses) on financial instruments designated at fair value through profit or loss includes losses of £16m on deposits (2023: £24m losses, 2022 £35m gains), losses of £22m on debt securities 2023: £32m losses, 2022: £31m gains).
(2)Net gains on financial instruments mandatorily at fair value through profit or loss include gains of £7m on debt securities (2023: £5m gains, 2022: £13m gains).
Net gains on financial instruments mandatorily at FVTPL includes fair value losses of £21m (2023: losses of £12m, 2022: gains of £14m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item and amounted to gains of £21m (2023: gains of £12m, 2022: losses of £14m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £nil (2023: £nil , 2022:
£nil ).

			Group
	2024	2023	2022
	£m	£m	£m
Exchange rate differences in the consolidated income statement on items not at fair value through profit and loss	488	1,215	(2,147)
These are principally offset by related releases from the cash flow hedge reserve	(485)	(1,231)	2,130
In 2024, no subordinated liabilities were repurchased as part of ongoing liability management exercises (2023: profit of £4m).
In 2024, Other includes £8m of losses on the sale of property as part of our transformation (2023:£nil; 2022: £7m).
6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES, PROVISIONS
AND CHARGES
For the year ended 31 December

			Group
	2024	2023	2022
	£m	£m	£m
Staff costs:
Wages and salaries	882	854	761
Performance-related payments	166	164	173
Social security costs	123	116	112
Pensions costs: – defined contribution plans	79	71	60
–defined benefit plans	13	13	28
Other share-based payments	4	4	1
Other personnel costs	33	42	44
	1,300	1,264	1,179
Other administration expenses	974	931	894
Depreciation, amortisation and impairment	303	290	297
	2,577	2,485	2,370
Staff costs
Performance-related payments include bonuses paid in cash and share awards granted under the arrangements described in Note 35. Included in this are equity-
settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Shares awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2024			Costs expected to be recognised in 2025 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	3	5	8	7	7	14
Shares	2	5	7	6	7	13
	5	10	15	13	14	27

Annual Report 2024	Santander UK Group Holdings plc	185

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table shows the amount of bonus awarded to employees for the performance year 2024. In the case of deferred cash and shares awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which the awards are subject. The deferred shares award amount is based on the fair value of the awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Cash award – not deferred	142	142	—	—	142	142
–deferred	8	7	14	12	22	19
Shares award – not deferred	9	8	—	—	9	8
–deferred	7	7	13	11	20	18
Total discretionary bonus	166	164	27	23	193	187
Other share-based payments consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-
based payments. For more, see Note 35.
The average number of full-time equivalent staff in the year is set out in Note 2.
Depreciation, amortisation and impairment
In 2024, depreciation, amortisation and impairment included depreciation of £75m (2023: £64m, 2022: £73m) on operating lease assets (where the Santander UK group is the lessor) with a carrying amount of £574m at 31 December 2024 (2023: £488m, 2022: £577m). It also included depreciation of £19m (2023: £30m,
2022: £19m) on right-of-use assets with a carrying amount of £81m at 31 December 2024 (2023: £93m, 2022: £115m).
Other administration expenses includes £18m (2023: £19m, 2022: £21m) related to short-term leases.
In 2024, depreciation, amortisation and impairment included an impairment charge of £nil (2023: £25m, 2022: £10m) associated with branch and head office site closures as part of our transformation. For more, see Note 20.
7. AUDIT AND OTHER SERVICES
For the year ended 31 December

			Group
	2024	2023	2022
	£m	£m	£m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual financial statements	14.9	15.0	12.8
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
–Audit of the Santander UK group’s subsidiaries	0.7	0.7	0.8
Total audit fees(1)	15.6	15.7	13.6
Non-audit fees:
Audit-related assurance services	2.2	2.3	1.9
Other assurance services	1.2	0.8	0.8
Other non-audit services	0.9	0.2	0.2
Total non-audit fees	4.3	3.3	2.9
(1)2024 audit fees included £0.1m (2023: £0.7m, 2022: £0.6m) which related to the prior year.
Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.7m (2023: £0.6m, 2022: £0.6m).
Audit-related assurance services mainly comprised services performed in connection with review of the financial information of the Company and reporting to the
Company's UK regulators.
Other non-audit services mainly comprised services performed in support of various debt issuance programmes.
Of the total non-audit fees, £1.5m (2023: £1.7m, 2022: £1.5m accords with the definition of 'Audit Fees' per US Securities and Exchange Commission (SEC)
guidance, £2.7m (2023: £1.6m, 2022: £1.4m) accords with the definition of 'Audit related fees' per that guidance and £93,300 (2023: £37,000, 2022: £nil) accords with the definition of 'All other fees' per that guidance.
In 2024, the Company's auditors earned £1.8m (2023: £1.6m, 2022: £1.6m), in relation to incremental work undertaken in support of the audit of Banco Santander
SA.

Annual Report 2024	Santander UK Group Holdings plc	186

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

8. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the year ended 31 December

			Group
	2024	2023	2022
	£m	£m	£m
Credit impairment charges:
Loans and advances to customers	86	192	249
(Recoveries)/charges of loans and advances, net of collection costs	(23)	10	36
Off-balance sheet credit exposures (See Note 27)	7	4	36
	70	206	321
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 27)	704	335	424
Charge/(release) for residual value and voluntary termination	2	1	(3)
	706	336	421
	776	542	742
In 2024, 2023 and 2022 there were no material credit impairment charges on Loans and advances to banks, Non-trading reverse repurchase agreements, Other financial assets at amortised cost and Financial assets at FVOCI.
9. TAXATION
For the year ended 31 December

			Group
	2024	2023	2022
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	194	474	524
Adjustments in respect of prior years	(36)	(23)	(88)
Total current tax	158	451	436
Deferred tax:
Charge/(credit) for the year	190	109	(30)
Adjustments in respect of prior years	32	(7)	65
Total deferred tax	222	102	35
Tax on profit from continuing operations	380	553	471
The standard rate of UK corporation tax was 28% for banking entities and 25% for non-banking entities (2023: 27.75% for banking entities and 23.50% for non-
banking entities; 2022: 27% for banking entities and 19% for non-banking entities) following the introduction of a surcharge on banking companies in 2016.
Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
The Santander UK group’s effective tax rate for 2024 was 28.6% (2023: 25.7%, 2022: 24.9%). Tax on profit differs from that calculated at the statutory rate as follows:
For the year ended 31 December

			Group
	2024	2023	2022
	£m	£m	£m
Profit before tax	1,330	2,149	1,894
Tax calculated at the statutory rate of 25% (2023: 23.5%, 2022: 19%)	333	505	360
Bank surcharge on profits	40	84	123
Non-deductible preference dividends paid	9	9	9
Non-deductible UK Bank Levy	12	10	13
Non-deductible conduct remediation, fines and penalties	3	13	48
Other non-deductible costs and non-taxable income	23	(5)	20
Effect of change in tax rate on deferred tax provision	—	2	(28)
Tax relief on dividends in respect of other equity instruments	(37)	(35)	(40)
Adjustment to prior year provisions	(3)	(30)	(34)
Tax on profit	380	553	471
The introduction of the OECD Pillar Two rules which became effective from 1 January 2024 had a small adverse impact on the effective tax rate in the period as
Santander UK's operations in Jersey and the Isle of Man are subject to an additional top-up tax of 5% in addition to each territory's statutory rate of 10%.
Whilst the enactment of similar legislation in Spain on 20 December 2024 would result in this additional tax charge initially being met by Santander UK's parent in
Spain, it is anticipated that such charges will be recharged to Santander UK and the impact is therefore included in the overall tax charge for the period. The impact for 2024 was not material. It is anticipated that the tax rates applicable to operations in both territories will effectively increase to 15% from 1 January 2025 which should negate the need for any top-up tax from this date.

Annual Report 2024	Santander UK Group Holdings plc	187

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Santander UK has also applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.
In 2024, a liability totalling £30m was recorded by SFS in relation to a dispute with an overseas tax authority concerning the tax treatment of legacy equity-related transactions in 2018 within its Santander Corporate and Investment Banking Division (prior to the UK’s ring-fencing regime and when SFS was trading as Abbey
National Treasury Services plc). This was allocated between litigation and other regulatory provisions £14m, and the tax charge £16m (see Note 27).
Current tax assets
Movements in current tax assets during the year were as follows:

		Group
	2024	2023
	£m	£m
Assets	507	484
At 1 January	507	484
Income statement charge (including discontinued operations)	(158)	(451)
Other comprehensive income charge	(47)	(70)
Corporate income tax paid	219	539
Other movements	(17)	5
	504	507
Assets	504	507
At 31 December	504	507
The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities, the effects of movements in deferred tax, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.
Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group's tax matters.
The accounting policy for recognising provisions for any tax risks identified is described in Note 1. It is not expected that there will be any material movement in such provisions within the next 12 months.
The Santander UK group consistently applies the UK’s Code of Practice on Taxation for Banks. For more information, see our Taxation Strategy on our website.
Deferred tax
The table below shows the deferred tax balances including the movement in the deferred tax account during the year. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group has the legal right to offset and intends to settle on a net basis.

						Group
	Fair value of financial instruments	Pension remeasurem ent	Cash flow hedges	Fair value reserve	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	(8)	(184)	71	3	18	(88)	(188)
Income statement charge	(144)	(46)	—	—	(24)	(8)	(222)
Transfers/reclassifications	—	—	1	—	—	1	2
Credited to other comprehensive income	—	113	37	4	—	5	159
At 31 December 2024	(152)	(117)	109	7	(6)	(90)	(249)

At 1 January 2023	27	(290)	305	(2)	35	(105)	(30)
Income statement (charge)/credit	(35)	(63)	—	—	(17)	13	(102)
Transfers/reclassifications	—	2	(2)	—	—	—	—
Credited/(charged) to other comprehensive income	—	167	(232)	5	—	4	(56)
At 31 December 2023	(8)	(184)	71	3	18	(88)	(188)
The deferred tax assets and liabilities above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s three-year plan (described in Note 19) would not cause a reduction in the deferred tax assets recognised. In 2024, there were £nil unrecognised deferred tax assets on capital losses carried forward (2023: £nil).

Annual Report 2024	Santander UK Group Holdings plc	188

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:
For the year ended 31 December

			Group			Group
	2024	2023	2022	2024	2023	2022
	Pence per share	Pence per share	Pence per share	£m	£m	£m
In respect of current year – first interim	7.88	5.86	5.62	556	414	397
– second interim	10.47	15.92	8.73	739	1,124	616
	18.35	21.78	14.35	1,295	1,538	1,013
In 2024, an interim dividend of £1,295m (2023: £1,538m, 2022: £1,013m) was paid on the Company's ordinary shares in issue. In 2024, £804m (2023: £750m,
2022: £300m) of the dividends were special dividends. These were paid following review and approval by the Board in line with our dividend policy.

Annual Report 2024	Santander UK Group Holdings plc	189

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2024			2023
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	14,570	250	158	13,536	92	241
Interest rate contracts	29,745	300	499	28,806	398	626
Inflation rate contracts
Equity and credit contracts	701	133	23	810	143	25
Total derivatives held for trading	45,016	683	680	43,152	633	892
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	1,712	42	8	1,145	29	2
Interest rate contracts	146,385	1,056	477	107,753	1,276	843
	148,097	1,098	485	108,898	1,305	845
Designated as cash flow hedges:
Exchange rate contracts	21,535	698	266	21,618	1,008	290
Interest rate contracts	55,811	334	929	51,881	554	911
Inflation rate contracts	1,794	70	—	—	—	—
Equity derivative contracts	62	24	—	59	19	—
	79,202	1,126	1,195	73,558	1,581	1,201
Total derivatives held for hedging	227,299	2,224	1,680	182,456	2,886	2,046
Derivative netting(1)	—	(1,643)	(1,643)	—	(2,047)	(2,047)
Total derivatives	272,315	1,264	717	225,608	1,472	891
(1)Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was
£489m (2023: £472m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £32m (2023: £12m).
At 31 December 2024, the fair value of derivative assets included amounts due from Banco Santander group entities of £598m (2023: £802m) and the fair value of derivative liabilities included amounts due to Banco Santander group entities of £258m (2023: £298m).
For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 39.
The table below analyses the notional and fair values of derivatives by trading and settlement method.

Notional
	Traded over the counter		Asset	Liability
	Settled by central counterpartie s	Not settled by central counterpartie s	Total	Traded over the counter	Traded over the counter
2024	£m	£m	£m	£m	£m
Exchange rate contracts	—	37,817	37,817	990	432
Interest rate contracts	217,159	14,782	231,941	47	262
Inflation rate contracts	1,794	—	1,794	70	—
Equity and credit contracts	—	763	763	157	23
	218,953	53,362	272,315	1,264	717

2023
Exchange rate contracts	—	36,299	36,299	1,129	533
Interest rate contracts	174,460	13,980	188,440	181	333
Equity and credit contracts	—	869	869	162	25
	174,460	51,148	225,608	1,472	891

Annual Report 2024	Santander UK Group Holdings plc	190

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Hedges of inflation risk
Santander UK has exposure to inflation risk arising on UK inflation-linked gilts, that is hedged by entering into inflation swaps. Cash flow hedging is applied whereby the inflation swap is hedging variability in cash flows of the inflation-linked gilt due to changes in GBP RPI. Effectiveness is assessed by comparing changes in the fair value of the inflation swap with changes in the fair value of the hedged item attributable to the hedged risk, applying a hypothetical derivative method using linear regression techniques.
Hedges of foreign currency risk
As Santander UK obtains funding in international markets, we assume significant foreign currency risk exposure, mainly in USD and EUR. In addition, Santander
UK also holds debt securities for liquidity purposes which assumes foreign currency exposure, principally in JPY and CHF.
Santander UK manages the exposures to the variability in cash flows of foreign currency denominated assets and liabilities to movements in foreign exchange rates by entering into either foreign exchange contracts (spot, forward and swaps) or cross-currency swaps. These instruments are entered into to match the cash flow profile and maturity of the estimated interest and principal repayments of the hedged item.
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
cash settled share-based transactions, it can also arise due to changes in the expected number of Sharesave options to be exercised.

Annual Report 2024	Santander UK Group Holdings plc	191

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2024	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	4,174	6,301	53,703	77,274	3,409	144,861
	Average fixed interest rate - GBP	3.75%	4.29%	4.50%	3.87%	3.65%
	Average fixed interest rate - EUR	0.20%	(0.35)%	(0.45)%	0.58%	4.37%
	Average fixed interest rate - USD	1.68%	1.53%	1.53%	5.76%	0.45%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	88	128	1,018	478	1,712
	Interest rate contracts - Nominal amount (£m)	—	88	86	872	478	1,524
	Average GBP - EUR exchange rate	—	1.14	1.16	1.16	1.18
	Average GBP - USD exchange rate	—	—	—	1.32	1.28
	Average fixed interest rate - EUR	—	—	1.35%	3.30%	2.94%
	Average fixed interest rate - USD	—	—	—	4.83%	4.38%
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	4,420	3,475	12,354	28,895	3,587	52,731
	Average fixed interest rate - GBP	4.59%	4.07%	4.76%	3.71%	4.35%
FX risk	Exchange rate contracts - Nominal amount (£m)	258	792	4,927	10,976	1,306	18,259
	Interest rate contracts - Nominal amount (£m)	—	—	—	—	958	958
	Average GBP - JPY exchange rate	178.37	179.99	187.64	—	—
	Average GBP - CHF exchange rate	—	—	1.09	1.11	—
	Average GBP - CAD exchange rate	—	—	1.76	—	—
	Average GBP - EUR exchange rate	—	1.20	1.19	1.18	1.16
	Average GBP - USD exchange rate	—	—	1.24	1.3	1.39
Equity risk	Equity derivative contracts - Nominal amount (£m)	—	—	16	45	1	62
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	826	394	534	1104	418	3276
	Interest rate contracts - Nominal amount (£m)	826	—	327	799	170	2122
	Average GBP - EUR exchange rate	1.12	1.37	1.16	1.21	1.18
	Average GBP - USD exchange rate	—	—	1.54	1.32	1.54
	Average fixed interest rate - GBP	1.48%	2.76%	3.20%	2.77%	4.89%
Inflation risk	Inflation derivative contracts - Nominal amount (£m)	—	—	—	—	1794	1794
	Average fixed interest rate - GBP	—	—	—	—	4.98%

2023
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	3,612	7,141	32,241	60,803	3,008	106,805
	Average fixed interest rate - GBP	2.38%	3.19%	3.42%	3.89%	3.99%
	Average fixed interest rate - EUR	1.14%	0.18%	0.45%	0.21%	3.92%
	Average fixed interest rate - USD	2.60%	2.46%	4.23%	1.36%	4.91%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	18	—	1,041	86	1,145
	Interest rate contracts - Nominal amount (£m)	—	18	—	844	86	948
	Average GBP - EUR exchange rate	—	1.11	—	1.16	1.15
	Average GBP - USD exchange rate	—	—	—	1.32	—
	Average fixed interest rate - EUR	—	—	—	2.77%	3.48%
	Average fixed interest rate - USD	—	—	—	4.83%	—
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	911	3,083	13,671	27,715	1,219	46,599
	Average fixed interest rate - GBP	5.06%	3.05%	5.38%	3.84%	3.45%
FX risk	Exchange rate contracts - Nominal amount (£m)	927	3,238	2,692	9,447	588	16,892
	Interest rate contracts - Nominal amount (£m)	—	2,199	—	—	942	3,141
	Average GBP - JPY exchange rate	154.14	153.95	167.85	—	—
	Average GBP - CHF exchange rate	1.09	1.09	1.09	1.12	1.12
	Average GBP - EUR exchange rate	—	1.20	1.17	1.18	—
	Average GBP - USD exchange rate	—	1.39	—	1.28	1.39
Equity risk	Equity derivative contracts - Nominal amount (£m)	—	—	7	50	2	59
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	87	785	500	2,896	458	4,726
	Interest rate contracts - Nominal amount (£m)	—	—	—	1,975	166	2,141
	Average GBP - EUR exchange rate	1.18	—	1.25	1.20	1.19
	Average GBP - USD exchange rate	—	0.02	—	0.01	0.02
	Average fixed interest rate - GBP	2.57%	2.54%	2.96%	2.42%	4.81%

Annual Report 2024	Santander UK Group Holdings plc	192

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2024	2023	2022
	£m	£m	£m
Fair value hedging:
Gains/(Losses) on hedging instruments	199	(1,878)	2,371
(Losses)/Gains on hedged items attributable to hedged risks	(173)	1,893	(2,307)
Fair value hedging ineffectiveness	26	15	64
Cash flow hedging ineffectiveness	(4)	3	(36)
	22	18	28
Hedge ineffectiveness can be analysed by risk category as follows:

									Group
			2024			2023			2022
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges:
Interest rate risk	173	(156)	17	(1,864)	1,874	10	2,382	(2,324)	58
Interest rate/FX risk	26	(17)	9	(14)	19	5	(11)	17	6
	199	(173)	26	(1,878)	1,893	15	2,371	(2,307)	64

					Group
		Hedging Instruments		Recognised in income statement	Reclassified from reserves to income
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI
		£m	£m	£m	£m
Cash flow hedges:
2024
Interest rate risk	Net interest income	(769)	766	(3)	(484)
FX risk	Net interest income/other operating income	414	(405)	9	216
Equity risk	Operating expenses	9	(9)	—	11
Interest rate/FX risk	Net interest income/other operating income	(181)	171	(10)	(231)
Inflation Risk	Net Interest Income	71	(71)	—	3
		(456)	452	(4)	(485)
2023
Interest rate risk	Net interest income	449	(447)	2	(464)
FX risk	Net interest income/other operating income	(375)	377	2	(392)
Equity risk	Operating expenses	20	(20)	—	13
Interest rate/FX risk	Net interest income/other operating income	(238)	237	(1)	(388)
		(144)	147	3	(1,231)
2022
Interest rate risk	Net interest income	(1,150)	1,150	—	(96)
FX risk	Net interest income/other operating income	1,602	(1,602)	—	1,691
Equity risk	Operating expenses	2	(2)	—	2
Interest rate/FX risk	Net interest income/other operating income	(54)	18	(36)	533
		400	(436)	(36)	2,130
In 2024, cash flow hedge accounting of £nil (2023: £nil) had to cease due to the hedged cash flows no longer being expected to occur.

Annual Report 2024	Santander UK Group Holdings plc	193

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2024	2023
	£m	£m
Balance at 1 January	(477)	(1,561)
Effective portion of changes in fair value:
– Interest rate risk	(766)	447
– Foreign currency risk	405	(377)
– Equity risk	9	20
– Interest rate/foreign currency risk	(171)	(237)
– Inflation risk	71	—
	(452)	(147)
Income statement transfers:
– Interest rate risk	484	464
– Foreign currency risk	(216)	392
– Equity risk	(11)	(13)
– Interest rate/foreign currency risk	231	388
– Inflation risk	(3)	—
	485	1,231
Balance at 31 December	(444)	(477)
Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2024					2023
		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffective ness		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiven ess
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinue d hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	62,849	—	(731)	(290)	(156)	73,270	—	(622)	(435)	1,969
Other financial assets at amortised cost	1,667	(45)	(7)	(7)	(44)	152	1	(8)	(8)	5
Reverse repurchase agreements – non trading	6,423	—	(1)	—	(1)	6,186	—	—	—	4
Other financial assets at FVOCI	2,100	(131)	—	(95)	(18)	2,013	(113)	—	(131)	82
Deposits by customers	(20,867)	—	9	1	18	(15,052)	—	(10)	—	(15)
Debt securities in issue	(4,808)	170	(54)	(77)	29	(5,065)	162	(75)	(114)	(170)
Subordinated liabilities	(511)	(12)	(1)	(36)	15	(522)	(27)	(1)	(42)	(1)
Interest rate/FX risk:
Other financial assets at FVOCI	1,503	16	—	—	(30)	989	4	—	—	12
Debt securities in issue	(200)	(10)	—	(14)	14	(214)	(14)	—	(24)	8
Subordinated liabilities	—	—	—	—		—	—	—	—	(1)
	48,156	(12)	(785)	(518)	(173)	61,757	13	(716)	(754)	1,893

Annual Report 2024	Santander UK Group Holdings plc	194

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

						Group
			2024			2023
	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:
Loans and advances to customers	362	(495)	3	(163)	(455)	1
Cash and balances at central banks	468	(193)	(50)	(283)	100	(76)
Deposits by banks	(4)	—	—	(1)	(1)	—
Repurchase agreements - non trading	(60)	52	—	—	—	—
FX risk:
Other financial assets at FVOCI	(487)	1	—	(253)	1	—
Not applicable – highly probable forecast transactions	4	—	—	88	1	—
Deposits by customers	—	—	—	(21)	—	—
Debt securities in issue	78	181	—	605	(9)	—
Repurchase agreements - non trading	—	—	—	(42)	—	—
Equity risk:
Other liabilities	(9)	8	—	(20)	10	—
Interest rate/FX risk:
Debt securities in issue/loans and advances to customers	167	(49)	—	194	(114)	—
Subordinated liabilities/loans and advances to customers	4	(16)	50	43	(10)	52
Inflation risk:
Other financial assets at amortised cost	(70)	66	—	—	—	—
Other financial assets at FVOCI	(1)	1	—	—	—	—
	452	(444)	3	147	(477)	(23)
12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2024	2023
	£m	£m
Loans and advances to customers:
Loans to housing associations	4	8
Other loans	318	347
	322	355
Debt securities	56	168
Other debt instruments	36	49
Equity securities	7	30
	421	602
For the Santander UK group, other financial assets at FVTPL comprised £341m (2023: £317m) of financial assets designated at FVTPL and £80m (2023: £285m)
of financial assets mandatorily held at FVTPL.
Loans and advances to customers principally represent other loans, being a portfolio of roll-up mortgages and deferred consideration. These are managed, and have their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.
The net loss in the year attributable to changes in credit risk for loans and advances at FVTPL was £nil (2023: £nil, 2022: £1m). The cumulative net loss attributable to changes in credit risk for loans and advances at FVTPL at 31 December 2024 was £3m (2023: £3m,2022: £3m).

Annual Report 2024	Santander UK Group Holdings plc	195

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

13. LOANS AND ADVANCES TO CUSTOMERS

		Group
	2024	2023
	£m	£m
Loans secured on residential properties	168,561	176,495
Corporate loans	18,741	18,454
Finance leases	4,222	4,530
Other unsecured loans	6,601	7,232
Accrued interest and other adjustments	799	960
Amounts due from fellow Banco Santander subsidiaries and joint ventures	4,813	4,488
Loans and advances to customers	203,737	212,159
Credit impairment loss allowances on loans and advances to customers	(785)	(916)
Residual value and voluntary termination provisions on finance leases	(23)	(21)
Net loans and advances to customers	202,929	211,222
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level – Credit risk review section of the Risk review.
Finance lease and hire purchase contract receivables may be analysed as follows:

	Group
	2024			2023
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	1,400	(208)	1,192	1,502	(216)	1,286
Later than one year and not later than two years	1,423	(215)	1,208	1,426	(208)	1,218
Later than two years and not later than three years	1,220	(184)	1,036	1,331	(194)	1,137
Later than three years and not later than four years	721	(109)	612	882	(129)	753
Later than four years and not later than five years	115	(17)	98	99	(14)	85
Later than five years	90	(14)	76	60	(9)	51
	4,969	(747)	4,222	5,300	(770)	4,530
The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers.
Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,748m (2023: £1,830m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of £nil (2023: £nil, 2022: £nil) was earned in the year, which was classified in ‘Interest and similar income’. Finance income on the net investment in finance leases was £308m (2023: £266m, 2022:
£230m).
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
At 31 December 2024 and 2023, the Santander UK group had contracted with lessees for the following future undiscounted minimum lease payments receivable under operating leases.

	Group
	2024	2023
	£m	£m
No later than one year	27	29
Later than one year and not later than two years	22	26
Later than two years and not later than three years	17	19
Later than three years and not later than four years	8	14
Later than four years and not later than five years	5	7
Later than five years	12	19
	91	114

Annual Report 2024	Santander UK Group Holdings plc	196

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2024 and 2023 are listed below. The gross assets in the Group table below were transferred from the Company to the securitisations and covered bond programme vehicles but do not qualify for derecognition from the Company.

	Gross assets		External notes in issue		Notes held within the Group
	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	5,109	3,242	3,379	2,119	389	300
–Fosse	2,383	2,048	—	100	1,408	1,382
	7,492	5,290	3,379	2,219	1,797	1,682
Other asset-backed securitisation structures:
–Repton	718	757	550	550	—	—
Total securitisation programmes	8,210	6,047	3,929	2,769	1,797	1,682
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	25,695	21,880	17,211	15,000	1,224	—
Total securitisation and covered bond programmes	33,905	27,927	21,140	17,769	3,021	1,682

Annual Report 2024	Santander UK Group Holdings plc	197

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table sets out the internal and external issuances and redemptions in 2024 and 2023 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	106	241	1,250	1,500	17	121	—	186
–Fosse	894	—	—	—	865	—	100	—
Other asset-backed securitisation structures:
–Motor	—	—	—	—	—	—	—	7
–Repton	—	—	—	550	—	—	—	—
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	—	1,100	5,890	1,844	41	16	3,359	1,897
	1,000	1,341	7,140	3,894	923	137	3,459	2,090
Holmes Funding Ltd has a beneficial interest of £3,735m (2023: £2,396m) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1,394m (2023: £1,393m) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
The Holmes securitisation companies have cash deposits of £126m (2023: £80m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.
The Fosse securitisation companies have cash deposits of £48m (2023: £108m), which have been accumulated to finance the redemption of a number of securities issued by the Fosse securitisation companies. The share of Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.
15. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION
The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of those financial assets. Transferred financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and (iii) loans that have been transferred under securitisation or covered bond arrangements by which the Santander UK group retains a continuing involvement in such transferred assets.
As a result of these sale and repurchase and securities lending transactions, the Santander UK group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Santander UK group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.
The Santander UK group securitisation and covered bond transfers do not qualify for derecognition.The Santander UK group remains exposed to credit risks arising from the mortgage loans or credit agreements and has retained control of the transferred assets. Circumstances in which the Santander UK group has continuing involvement in the transferred assets may include retention of servicing rights over the transferred assets (the servicing fee in respect of which is dependent on the amount or timing of the cash flows collected from, or the non-performance of, the transferred assets), entering into a derivative transaction with the securitisation or covered bond vehicle, retaining an interest in the securitisation or covered bond vehicle or providing a cash reserve fund. Where the
Santander UK group has continuing involvement, it continues to recognise the transferred assets to the extent of its continuing involvement and recognises an associated liability. The net carrying amount of the transferred assets and associated liabilities reflects the rights and obligations that the Santander UK group has retained.
The carrying amount of the assets transferred under securitisation and covered bond arrangements and associated financial liabilities is set out in Note 14 c). The following table analyses the carrying amount of other financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2024		2023
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	1,309	(1,335)	14	(14)
Securities lending agreements	3,292	(2,794)	3,136	(2,735)

Annual Report 2024	Santander UK Group Holdings plc	198

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

16. REVERSE REPURCHASE AGREEMENTS – NON-TRADING

		Group
	2024	2023
	£m	£m
Agreements with banks	1,363	2,397
Agreements with customers	8,975	10,071
	10,338	12,468
17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2024	2023
	£m	£m
Debt securities	3,408	152
	3,408	152
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. In 2024, Santander UK increased the allocation of liquid assets to longer-dated, duration-hedged UK Gilts to support ongoing HQLA requirements. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.
18. INTERESTS IN OTHER ENTITIES

		Group
	2024	2023
	£m	£m
Joint Ventures	289	245
	289	245
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
outstanding notes were redeemed and the transaction terminated in 2023.

Annual Report 2024	Santander UK Group Holdings plc	199

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. In 2024, Santander UK’s share in the profit after tax of its joint ventures was £45m
(2023: £43m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2024, the carrying amount of Santander UK’s interest was £289m (2023: £245m). At 31 December 2024 and 2023, the joint ventures had no commitments and contingent liabilities.
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
i) Santander (UK) Common Investment Fund (the Fund)
The Fund is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by
Santander UK, but its assets of £7,591m (2023: £8,551m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 28. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established five (2023: four) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans.
Credit linked notes, which amounted to £226m (2023: £185m), are all held by third party investors. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection.
Deposits and associated guarantees in respect of the credit linked notes are included in ‘Deposits by customers’ (see Note 22).
The entities are not consolidated by Santander UK because the third-party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities. No assets are transferred to, or income received from, these entities. Since the credit linked notes are fully cash collateralised,
Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the entities in connection with the credit protection outlined above.
19. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Carrying amount
	£m	£m	£m
At 1 January 2024 and 31 December 2024	1,285	(86)	1,199
Impairment of goodwill
In 2024 and 2023 for the Santander UK group, no impairment of goodwill was recognised. Goodwill is tested for impairment annually, or more frequently, if reviews identify an impairment indicator or when events or changes in circumstances dictate. Goodwill is tested for impairment annually at 31 December, with a review for impairment indicators at 30 June.
The annual review identified that the uncertain macroeconomic and geopolitical environment increases the risk around the UK economic trajectory, and its potential impact on the carrying value of goodwill as impairment indicators for all cash-generating units (CGUs). As a result, management updated the impairment test at 31 December 2024 for all CGUs.

Annual Report 2024	Santander UK Group Holdings plc	200

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
CGU.
Carrying amount of Goodwill by CGU and key assumptions in the VIU calculation

	Goodwill		Discount rate		Growth rate beyond initial cash flow projections
	2024	2023	2024	2023	2024	2023
CGU	£m	£m	%	%	%	%
Personal Financial Services	1,169	1,169	12.1	12.2	1.5	1.6
Private Banking	30	30	10.0	9.8	1.5	1.6
	1,199	1,199
The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macroeconomic outlook. For the goodwill impairment tests conducted at 31 December 2024, the determination of the carrying amount of the
Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2027. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of recent events in the UK economic environment on the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2024, see the Credit risk – Santander UK group level section of the Risk review. The cash flow projections take into account the likely impact of recent changes to the
BoE Bank Rate, inflation and also consider the impact of future climate change.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 30), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2024.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (CAPM) and calculated on a post-tax basis. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The inputs to the CAPM are observable on a post-tax basis. In determining the discount rate, management has identified the cost of equity associated with market participants that closely resemble our CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. The pre-tax equivalent rate applicable to the Personal Financial Services CGU was 16.5% (2023: 16.7%) and Private Banking CGU was 15.1% (2023: 14.6%). The Private Banking CGU has a different discount rate compared to the Personal Financial Services CGU because different market participants closely resemble each CGU.
Growth rate beyond initial cash flow projections
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the cash flows in perpetuity because of the long-term perspective of
CGUs. In line with the accounting requirements, management uses the UK Government’s official estimate of UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business. The estimated UK long-term average GDP growth rate has regard to the long-term impact of inherent uncertainties, such as elevated wage growth, weak productivity, large government debt burden and fragile business and consumer confidence.
Goodwill arising on the acquisition of Personal Financial Services and Private Banking
The VIU of each CGU remains higher than the carrying value of the related goodwill. The VIU review at 31 December 2024 did not indicate the need for an impairment in the Company’s goodwill balances. Management considered the level of headroom and the uncertainty relating to the respective estimates of the
VIU for those CGUs but determined that there was a sufficient basis to conclude that no impairment was required.
Sensitivities of key assumptions in calculating the value in use
At 31 December 2024 and 31 December 2023, the VIU of the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount.
The table below presents a summary of the key assumptions underlying the most sensitive inputs to the model for the Personal Financial Services CGU, the main risks associated with each and details of a reasonably possible change in assumptions, such as a decrease in mortgage new business. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.
Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	Cash flow projections	–BoE Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Higher interest rate environment impact on customer affordability –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 10% (2023: 10%).
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points (2023: increased by 100 basis points).

Annual Report 2024	Santander UK Group Holdings plc	201

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

At 31 December 2024 and 31 December 2023, a reasonably possible change in the key assumptions in relation to the VIU calculation for the goodwill balance in the Personal Financial Services CGU would have resulted in a decrease/increase in headroom as follows.

		Decrease in headroom
		2024	2023
CGU	Reasonably possible change	£m	£m
Personal Financial Services	Cash flow projections decrease by 10% (2023: 10%)	764	818
	Discount rate increases by 100 basis points (2023: increased by 100 basis points)	622	663
Sensitivity of Value in use changes to current assumptions to achieve £nil headroom
Although there was no impairment of goodwill relating to the Personal Financial Services CGU or the Private Banking CGU at 31 December 2024, the test for the
Personal Financial Services CGU remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
In 2024, there was a decrease in headroom arising from a decline in cash flow forecasts, partially offset by a decrease to RWAs which led to a reduction in the required CET1 capital requirement.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2024	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in cash flows
CGU	£m	£m	£m	bps	%
Personal Financial Services	7,294	7,639	345	53	5

2023
Personal Financial Services	7,513	8,178	665	101	8
b) Other intangibles

			Group
	Cost	Accumulated amortisation / impairment	Net book value
	£m	£m	£m
At 1 January 2024	1,350	(1,001)	349
Additions	120	—	120
Disposals	(704)	701	(3)
Charge	—	(126)	(126)
At 31 December 2024	766	(426)	340

At 1 January 2023	1,272	(921)	351
Additions	114	—	114
Disposals	(36)	36	—
Charge	—	(116)	(116)
At 31 December 2023	1,350	(1,001)	349
Other intangibles which consist of computer software, include computer software under development of £99m (2023: £157m), of which £20m is internally generated (2023: £35m).
The impairment charge of £5m (2023: £nil) relates to computer software no longer expected to yield future economic benefits.

Annual Report 2024	Santander UK Group Holdings plc	202

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

20. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(1)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2024	924	890	75	635	268	2,792
Additions	35	47	4	304	21	411
Disposals	(20)	(41)	(60)	(223)	(14)	(358)
Other	8	8	1	—	—	17
At 31 December 2024	947	904	20	716	275	2,862
Accumulated depreciation:
At 1 January 2024	227	662	69	147	175	1,280
Charge for the year	21	62	1	75	19	178
Impairment during the year	(5)	(3)	—	—	—	(8)
Disposals	(12)	(34)	(60)	(80)	—	(186)
Other	7	7	—	—	—	14
At 31 December 2024	238	694	10	142	194	1,278
Carrying amount	709	210	10	574	81	1,584

Cost:
At 1 January 2023	893	831	79	722	272	2,797
Additions	89	88	1	85	31	294
Reclassification from assets held for sale	8	—	—	—	—	8
Disposals	(66)	(29)	(5)	(172)	(35)	(307)
At 31 December 2023	924	890	75	635	268	2,792
Accumulated depreciation:
At 1 January 2023	271	625	73	145	157	1,271
Charge for the year	17	63	1	64	30	175
Impairment during the year	—	—	—	—	(11)	(11)
Reclassification from assets held for sale	—	—	—	—	—	—
Disposals	(61)	(26)	(5)	(62)	(1)	(155)
At 31 December 2023	227	662	69	147	175	1,280
Carrying amount	697	228	6	488	93	1,512
(1)Property, plant and equipment includes investment properties of £16m (2023: £17m).
In 2023, right-of-use assets were impaired as part of our transformation. The impairment relates to leasehold properties within the scope of our branch network restructuring programme and head office sites which are either closing or consolidating.
21. DEPOSITS BY BANKS

		Group
	2024	2023
	£m	£m
Items in the course of transmission	523	732
Deposits held as collateral	723	888
Other deposits(1)	12,791	18,737
	14,037	20,357
(1)Includes balance drawn from the TFSME of £11bn (2023: £17bn).
22. DEPOSITS BY CUSTOMERS

		Group
	2024	2023
	£m	£m
Demand and time deposits(1)	184,060	194,191
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,715	958
	185,775	195,149
(1)Includes capital amount guaranteed / protected equity index-linked deposits of £173m (2023: £304m).

Annual Report 2024	Santander UK Group Holdings plc	203

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

23. REPURCHASE AGREEMENTS – NON-TRADING

		Group
	2024	2023
	£m	£m
Agreements with banks	2,336	551
Agreements with customers	6,281	7,860
	8,617	8,411
24. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2024	2023
	£m	£m
Structured Notes Programmes	355	369
Structured deposits	605	426
Zero Amortising Guaranteed Notes	95	104
	1,055	899
For the Santander UK group all (2023: all) of the other financial liabilities at FVTPL were designated as such.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £17m (2023: £21m loss, 2022: £25m gain). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2024 was £4m (2023: £6m loss, 2022: £15m gain).
At 31 December 2024, the amount that would be required to be contractually paid at maturity of the securities above was £76m (2023: £97m) higher than the carrying value.
25. DEBT SECURITIES IN ISSUE

		Group
	2024	2023
	£m	£m
Medium-term notes:
– US $30bn Euro Medium Term Note Programme	696	744
– Euro €30bn Euro Medium Term Note Programme	4,092	5,619
– US SEC-registered Debt Programme - Santander UK Group Holdings plc	6,730	6,130
- US SEC-registered Debt Programme - Santander UK plc	—	1,031
Medium-term notes	11,518	13,524
Euro €35bn Global Covered Bond Programme	17,211	15,000
US $20bn Commercial Paper Programmes	3,274	2,761
Certificates of deposit	1,196	1,530
Credit linked notes	441	194
Securitisation programmes	3,929	2,769
	37,569	35,778
The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group
Holdings plc has predominantly been downstreamed to our operating company Santander UK plc.
26. OTHER LIABILITIES

		Group
	2024	2023
	£m	£m
Lease liabilities	91	114
Other	1,791	2,387
	1,882	2,501

Annual Report 2024	Santander UK Group Holdings plc	204

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

27. PROVISIONS

									Group
	Customer remediatio n	Litigation and other regulatory	Regulatory levies and fees	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructurin g	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	106	132	—	3	47	78	32	7	405
Additional provisions (See Note 8)	306	43	45	43	2	7	87	185	718
Provisions released (See Note 8)	—	(4)	—	—	(1)	—	—	—	(5)
Utilisation and other	(64)	(45)	(43)	(61)	(20)	—	(101)	(178)	(512)
Recharge (1)	—	—	—	15	—	—	—	—	15
Reclassification from provisions to other assets	—	—	—	6	—	—	—	—	6
At 31 December 2024	348	126	2	6	28	85	18	14	627
(1)Recharge in respect of the UK Bank Levy paid on behalf of other UK entities in the Banco Santander group
Provisions expected to be settled within no more than 12 months after 31 December 2024 were £224m (2023: £220m).
a) Customer remediation
SCUK - Motor Finance Broker Commissions
Following the FCA’s Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes.
During 2024 the FCA commenced a review of the use of DCAs between lenders and credit brokers (FCA review) which, following an extension, it stated it anticipated to conclude by May 2025. Pending the conclusion of its review, the FCA first paused DCA related complaints and then extended this to motor finance commission related complaints which are now paused until 4 December 2025. A claim against SCUK, Santander UK plc and others in the Competition Appeal
Tribunal, which alleges that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998 is currently paused until the end of July 2025 pending the outcome of the FCA’s review.
The outcome of the FCA’s review may be informed by an appeal to the Supreme Court to be heard in April 2025 of the Court of Appeal’s judgment of October
2024 relating to the use of DCAs by two other lenders, and by an appeal to the Court of Appeal of the High Court’s judicial review of the Financial Ombudsman
Service’s final decision relating to a complaint about the use of a DCA by another lender.
In light of the Court of Appeal’s judgment of October 2024, the Santander UK group recognised a provision of £295m in its financial results for 2024. This includes estimates for operational and legal costs and potential awards, based on various scenarios using a range of assumptions, including the outcomes of the appeals above. There continue to be significant uncertainties as to the extent of any misconduct, if any, as well as the perimeter of commission models, and the nature, extent and timing of any remediation action if required. As such, the ultimate financial impact could be materially higher or lower than the amount provided and it is not practicable to quantify the extent of any remaining contingent liability.
The table below shows the sensitivity of the provision to changes in the claim rate.

		Increase / (decrease) in provision
		2024
Assumption	Change in assumption	£m
Claim rate	5% increase	47
Claim rate	5% decrease	(47)
The claim rate represents the proportion of customers who make a request for reimbursement and is a critical accounting estimate that could materially change the ultimate financial impact.
Our best estimate of liability is based on similar experience to PPI claim rates which peaked at up to 50% over the lifetime of the redress programme.
Mortgages
Provisions were also recognised in 2024 for customer remediation relating to our mortgage book. These provisions remain subject to change as additional data becomes available and remediation boundaries are finalised.
b) Litigation and other regulatory
Litigation and other regulatory provisions principally comprised of amounts in respect of litigation and other regulatory charges, operational loss and operational risk provisions, and related expenses. A number of uncertainties exist with respect to these provisions given the uncertainties inherent in litigation and other regulatory matters, that affect the amount and timing of any potential outflows with respect to which provisions have been established. These provisions are reviewed at least quarterly.
In 2024 there were net charges of £39m for legal provisions.
In 2024, a liability totalling £30m was recorded by SFS in relation to a dispute with an overseas tax authority concerning the tax treatment of legacy equity-related transactions in 2018 within its Santander Corporate and Investment Banking Division (prior to the UK’s ring-fencing regime and when SFS was trading as Abbey
National Treasury Services plc). This was allocated between litigation and other regulatory provisions £14m, and the tax charge £16m (see Note 9).
The balance also includes an amount in respect of our best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 30. No further information on the best estimate is provided on the basis that it would be seriously prejudicial.

Annual Report 2024	Santander UK Group Holdings plc	205

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

c) Regulatory levies and fees
Regulatory levies and fees are payable to regulatory bodies such as the FCA, PRA and Bank of England in the ordinary course of business. In 2024 there were charges of £43m relating to the new Bank of England levy.
d) Bank Levy
In 2024, a rate of 0.05% (2023: 0.05%) was charged on long term chargeable equity and liabilities and 0.10% on short-term chargeable liabilities (2023: 0.10%).
e) Property
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
Property provisions include a release of £2m relating to transformation activity in 2024 (2023: charge of £4m). In 2024, these charges consisted of costs relating to leasehold head office closures, along with decommissioning costs relating to freehold head office sites which are either closing or consolidating.
f) ECL on undrawn facilities and guarantees
Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments.
g) Restructuring
Restructuring provisions relate to severance costs associated with transformation and organisational changes. The provision includes a charge of £82m as part of our transformation to improve future returns, focused on simplifying, digitising and automating the bank.
h) Other
Other provisions include provisions that do not fit into any of the other categories, such as fraud losses and some categories of operational losses. In 2024, Other provisions included charges for operational risk provisions of £161m, including fraud losses of £122m.
28. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	Group
	2024	2023
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	439	723
Funded defined benefit pension scheme - deficit	—	(41)
Unfunded pension and post-retirement medical benefits	(23)	(25)
Total net assets	416	657
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
An expense of £79m (2023: £71m) was recognised for defined contribution plans in the year and is included in staff costs within operating expenses (see Note 6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the
Scheme). It comprises seven legally segregated sections. The Scheme covers 6% (2023: 7%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members. Members accrue final salary benefits for each year of service in the Scheme, according to a salary definition which varies across the sections.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme.
The Trustee board comprises six (2023: six) Directors selected by Santander UK Group Holdings plc, plus four (2023: four) member-nominated Directors selected from eligible members who apply for the role.
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
financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.

Annual Report 2024	Santander UK Group Holdings plc	206

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The total amount (credited) / charged to the income statement was as follows:

			Group
	2024	2023	2022
	£m	£m	£m
Net interest income	(34)	(54)	(31)
Current service cost	13	13	30
Past service and GMP costs	—	1	—
Administration costs	9	7	9
	(12)	(33)	8
The amounts recognised in other comprehensive income were as follows:

			Group
	2024	2023	2022
	£m	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	1,217	352	5,531
Actuarial gains arising from changes in demographic assumptions	(113)	(51)	(122)
Actuarial losses arising from experience adjustments	84	91	481
Actuarial (gains)/losses arising from changes in financial assumptions	(786)	206	(5,167)
	402	598	723
Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2024	2023
	£m	£m
At 1 January	(8,201)	(7,937)
Current service cost paid by Santander UK plc	(13)	(13)
Interest cost	(371)	(379)
Employer salary sacrifice contributions	(4)	(1)
Past service cost	—	(1)
Remeasurement due to actuarial movements arising from:
– Changes in demographic assumptions	113	51
– Experience adjustments	(84)	(91)
– Changes in financial assumptions	786	(206)
Benefits paid	394	372
Derecognition of pension scheme liabilities arising from the wind up of the offshore scheme	—	4
At 31 December	(7,380)	(8,201)
Movements in the fair value of the schemes’ assets were as follows:

	Group
	2024	2023
	£m	£m
At 1 January	8,858	8,963
Interest income	405	433
Contributions paid by employer and scheme members	153	197
Administration costs paid	(9)	(7)
Return on plan assets (excluding amounts included in net interest expense)	(1,217)	(352)
Benefits paid	(394)	(372)
Derecognition of pension scheme assets arising from the wind up of the offshore scheme	—	(4)
At 31 December	7,796	8,858
The composition and fair value of the schemes’ assets by category was:

Annual Report 2024	Santander UK Group Holdings plc	207

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

							Group
	Quoted prices in active markets		Prices not quoted in active markets		Total		Valuation
2024	£m	%	£m	%	£m	%	technique
Overseas equities	—	—	776	10	776	10	A,C
Corporate bonds	2,511	33	186	2	2,697	35	A,C
Government fixed interest bonds	1,348	17	—	—	1,348	17	A
Government index-linked bonds	4,444	58	—	—	4,444	58	A
Property	—	—	1,073	14	1,073	14	B
Derivatives	—	—	(18)	—	(18)	—	A
Cash	—	—	341	4	341	4	A
Repurchase agreements(1)	—	—	(3,328)	(43)	(3,328)	(43)	A
Infrastructure	—	—	112	1	112	1	B,C
Annuities	—	—	267	3	267	3	D
Longevity swap	—	—	(83)	(1)	(83)	(1)	D
Other	—	—	167	2	167	2	C
	8,303	108	(507)	(8)	7,796	100
2023
Overseas equities	—	—	980	11	980	11	A,C
Corporate bonds	2,284	26	242	3	2,526	29	A,C
Government fixed interest bonds	1,618	18	—	—	1,618	18	A
Government index-linked bonds	4,422	50	—	—	4,422	50	A
Property	—	—	1,080	12	1,080	12	B
Derivatives	—	—	(2)	—	(2)	—	A
Cash	—	—	586	7	586	7	A
Repurchase agreements(1)	—	—	(3,062)	(35)	(3,062)	(35)	A
Infrastructure	—	—	408	5	408	5	B,C
Annuities	—	—	293	3	293	3	D
Longevity swap	—	—	(16)	—	(16)	—	D
Other	—	—	25	—	25	—	C
	8,324	94	534	6	8,858	100
(1)Sale and repurchase agreements net of purchase and resale agreements.
Valuation techniques
The main methods for measuring the fair value of the Scheme’s assets at 31 December 2024 and 2023 are set out below.
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
The 'Other' category includes cash receivables in 2025 from secondary market sales in 2024.
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
At 31 December 2024 and 2023, as highlighted above, the Scheme was invested in certain assets whose values are not based on market observable data, such as the investments in unquoted equities and bonds, as well as property and infrastructure. The valuation of these assets relies on unobservable data as these assets do not have a readily available quoted price in an active market. A large proportion of the property is directly held and valued using a bespoke valuation method taking both the nature of the properties and the tenancy schedules as inputs to derive the fair value. Where there is a time lag between the net asset value and the balance sheet date, management adjusts the value of the assets for any cash movements. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. The Scheme also hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2024 the currency forwards had a notional value of £709m (2023: £859m). In 2024, we increased our allocation to corporate bonds, and reduced our investments in infrastructure and private equity.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2024 and
2023. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

Annual Report 2024	Santander UK Group Holdings plc	208

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Funding
In November 2022, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and a schedule of contributions following the finalisation of the 31 March 2022 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £150m in 2024 (2023: £194m) to the Scheme, of which £119m (2023: £164m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s contributions to the Scheme covers the period up to 31 March 2026, and comprises contingent contributions which become due if the funding position of any section falls behind the agreed plan. The Santander UK group also meets
Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Santander UK group needs to put into the pension scheme. It will always be different to the IAS 19 accounting position, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.
Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	Group
	2024	2023	2022
	%	%	%
To determine benefit obligations(1):
– Discount rate for scheme liabilities	5.5	4.6	4.9
– General price inflation	3.1	3.0	3.1
– General salary increase	1.0	1.0	1.0
– Expected rate of pension increase	3.0	3.0	3.0

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	26.9	27.0	27.4
– Females	29.8	29.8	30.1
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.5	28.6	28.9
– Females	31.3	31.3	31.6
(1)The discount rate and inflation related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
The majority of the liability movement in 2024 was due to increased fixed interest gilt yields.
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
In 2024, we adopted a new version of the model that we currently use to set the discount rate. The updated model is based on an expanded data set which improves the stability of the model.
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
Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S3 Medium all pensioner mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. At 31 December 2024 the assumption for future improvements was updated and the CMI 2023 projection model adopted, with an initial addition to improvements of 0.25% per annum, and a long-term rate of future improvements to life expectancy of 1.25%
for male and female members.
In 2022, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the
Trustee as part of the 2022 triennial valuation. This review resulted in changes in the assumptions for family statistics, early retirement and the withdrawal assumption, which were retained at 31 December 2024.

Annual Report 2024	Santander UK Group Holdings plc	209

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		Group
		(Decrease)/increase
		2024	2023
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(413)	(507)
General price inflation	50bps increase	316	385
Mortality	Each additional year of longevity assumed	190	223
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
in preparing the sensitivity analyses from prior years.
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2025	478
2026	405
2027	424
2028	444
2029	463
Five years ending 2034	2,438
The average duration of the defined benefit obligation at 31 December 2024 was 12.7 years (2023: 13.8 years).
Emerging risks
In 2024, we focused on the risks arising from the Scheme’s private market assets, rising interest rates and cybersecurity risk. The Santander UK group collaborated with the Trustee to identify and monitor such risks to ensure they are adequately managed. The Trustee has an independent cybersecurity advisor to review the cybersecurity arrangements of its most critical suppliers and provide recommendations on potential improvements.
The Trustee Sustainability Committee is responsible for overseeing the Scheme’s policies, regulatory obligations and priorities in respect of climate change and wider Environmental, Social and Governance (ESG) related matters. This includes the monitoring of climate related risks and opportunities, scenario analysis and monitoring of investments from an ESG perspective.
The Santander UK group's employee pension funds recognise the magnitude of the challenges that climate and energy transition pose to governments, companies and civil society. They are also aware of their impact on the ability to comply with their fiduciary duty providing long-term risk-adjusted returns to their members. They have an ambition to achieve net zero by 2050, showing their full support for Banco Santander's vision and ambition to be a responsible and sustainable bank.
29. SUBORDINATED LIABILITIES

	Group
	2024	2023
	£m	£m
£325m Sterling preference shares	343	343
Undated subordinated liabilities	205	205
Dated subordinated liabilities	1,837	1,838
	2,385	2,386
In 2024, no subordinated liabilities were repurchased as part of ongoing liability management exercises (2023: profit of £4m).
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
In 2024 and 2023, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.
Each of the subordinated liabilities issued by Santander UK Group Holdings plc has been downstreamed to Santander UK plc by means of Santander UK plc issuing equivalent subordinated liabilities to Santander UK Group Holdings plc.

Annual Report 2024	Santander UK Group Holdings plc	210

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Undated subordinated liabilities

	Group
		2024	2023
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
		205	205
In common with other debt securities issued by Santander UK group companies and notwithstanding the issuer’s first call dates in the table above, in the event of certain tax changes affecting the treatment of payments of interest on subordinated liabilities in the UK, the 10.0625% Exchangeable capital securities are redeemable on any interest payment date – each in whole at the option of Santander UK, at their principal amount together with any accrued interest.
The 10.0625% Exchangeable capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK, on the business day immediately following any interest payment date.
Dated subordinated liabilities

	Group
		2024	2023
	Maturity	£m	£m
4.75% Subordinated notes	2025	332	326
7.95% Subordinated notes	2029	189	193
6.50% Subordinated notes	2030	1	1
5.875% Subordinated notes	2031	7	7
5.625% Subordinated notes	2045	226	222
7.869% Subordinated notes	2033	314	321
8.296% Subordinated notes	2033	768	768
		1,837	1,838
The dated subordinated liabilities are redeemable in whole at the option of Santander UK in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
30. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2024	2023
	£m	£m
Guarantees given to third parties	493	452
Formal standby facilities, credit lines and other commitments	35,178	30,987
Total	35,671	31,439
At 31 December 2024, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 27 for more details. Where the items set out below can be reliably estimated, they are disclosed in the table above.
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
Loan representations and warranties
In connection with the securitisations and covered bond transactions described in Note 14, the Santander UK group entities selling the relevant loans into the applicable securitisation or covered bond portfolios make representations and warranties with respect to such loans, as of the date of the sale of the loans into the applicable portfolio. These representations and warranties cover, among other things, the relevant Santander UK group entity's ownership of the loan, the absence of a material breach or default by the relevant borrower, the loan’s compliance with applicable laws, and absence of material disputes with respect to the relevant borrower, asset or loan. The specific representations and warranties made by Santander UK group companies which act as sellers of loans in these securitisations and covered bond transactions depend in each case on the nature of the transaction and the requirements of the transaction structure.

Annual Report 2024	Santander UK Group Holdings plc	211

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-
backed securitisations or the covered bond programme included in Note 14, or if such representations and warranties prove to be materially untrue at the date when they were given, Santander UK plc may be required to repurchase the affected mortgage loans (generally) at their outstanding principal balance plus accrued interest). These securitisations and covered bond programme are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business.
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
Other legal, regulatory or tax matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties.
In addition, Santander UK is subject to audits, reviews, challenges and tax, regulatory or law enforcement investigations or proceedings by relevant regulators or government agencies in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
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
Payment Protection Insurance
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and
Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) have brought a claim for £552m (plus interest) against (i)
Santander Cards UK Limited (former GE Capital entity known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (together the Santander
Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. AXA France reduced their claim from £670m (plus interest) to £552m (plus interest) in their Re-Re-
Amended Particulars of Claim dated 29 June 2023. The Santander Entities strongly refute the claim. Trial has been fixed for six weeks, beginning on 11 March
2025.
There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The litigation and other regulatory provision in Note 27 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally, the PPI provision includes an amount relating to legal claims challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 27 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.
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
During 2024 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently practicable to make a reliable assessment of the size of any related potential liability. Any potential losses, claims or expenses suffered or incurred by Santander
Financial Services plc in respect of these matters have been fully indemnified by Santander UK plc, as part of the ring-fencing transfer scheme between
Santander UK plc, Santander Financial Services plc and Banco Santander SA.
SCUK - Motor Finance Broker Commissions
As set out in Note 27, Santander UK has recognised a provision for historical motor finance commission payments. There continue to be significant uncertainties as to the extent of any misconduct, if any, as well as the perimeter of commission models, and the nature, extent and timing of any remediation action if required.
As such, the ultimate financial impact could be materially higher or lower than the amount provided and it is not practicable to quantify the extent of any remaining contingent liability.

Annual Report 2024	Santander UK Group Holdings plc	212

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other
In 2016, Visa Europe Ltd was sold to Visa Inc. As a member and shareholder of Visa Europe Ltd, Santander UK plc received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland multilateral interchange fees (UK&I MIFs). Following ring-fencing, all Visa stock is now held by Santander Equity Investments Limited
(SEIL), outside the ring-fenced bank. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in conversion rate due to litigation costs.
In July 2024, pursuant to the scheduled release assessment, Visa released approximately 62% of the value of the remaining convertible preferred stock. As a result of this release, SEIL was issued with 1,382 units of Series A Convertible Participating Preferred Stock (Series A Preferred Stock). When sold by SEIL, each unit of Series A Preferred Stock will automatically convert into 100 shares of Class A Common Stock of Visa Inc.
In October 2024, SEIL sold all 1,382 units of Series A Preferred Stock for £30m.
In addition, Santander UK plc and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued on closing has been reduced to nil. Santander UK plc's liability under this indemnity is capped at €40m. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs, which means it is difficult to predict whether the indemnity would be called upon, or the timing or significance of any potential impact.
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
Liquidity support arrangement
Under the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows them to collectively meet regulatory requirements to manage liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.
31. SHARE CAPITAL

		Group
	Ordinary shares of £1 each
Issued and fully paid share capital	No.	£m
At 31 December 2023, 1 January 2024 and 31 December 2024	7,060,000,000	7,060
32. OTHER EQUITY INSTRUMENTS

				Group
	Interest rate		2024	2023
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	—	496
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	450
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	6.50	June 2027	750	750
- £400m Fixed Rate Reset Perpetual AT1 Capital Securities	8.75	Sept 2029	400	—
			2,100	2,196
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
In May 2024, Santander UK Group Holdings plc issued £400m 8.75% Fixed Rate Reset Perpetual AT1 Capital Securities, which were fully subscribed by the
Company’s immediate parent company, Banco Santander SA, and in June 2024 purchased and redeemed the £500m 6.75% Fixed Rate Reset Perpetual AT1
Capital Securities.
All AT1 securities are redeemable at the option of the Company, and only with the consent of the PRA.
The £450m 4.25% Fixed Rate Reset Perpetual AT1 Capital Securities, the £500m 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities, the £750m 6.50%
Fixed Rate Reset Perpetual AT1 Capital Securities and the £400m 8.75% Fixed Rate Reset Perpetual AT1 Capital Securities were fully subscribed by the
Company's immediate parent company, Banco Santander SA.

Annual Report 2024	Santander UK Group Holdings plc	213

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

33. NOTES TO CASH FLOWS
Changes in liabilities and equity arising from financing activities
The table below shows the changes in liabilities arising from financing activities. The changes in equity arising from financing activities are set out in the
Consolidated Statement of Changes in Equity.

						Group
	Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Dividends paid	Total
2024	£m	£m	£m	£m	£m	£m
At 1 January	35,778	2,386	2,196	114	—	40,474
Proceeds from issue of debt securities	8,366	—	—	—	—	8,366
Repayment of debt securities	(6,531)	—	—	—	—	(6,531)
Issue of other equity instruments	—	—	400	—	—	400
Repurchase of other equity instruments	—	—	(500)	—	—	(500)
Principal elements of lease payments	—	—	—	(33)	—	(33)
Dividends paid	—	—	—	—	(1,434)	(1,434)
Liability-related other changes	279	1	—	10	—	290
Non-cash changes:
– Unrealised foreign exchange	(369)	12	—	—	—	(357)
– Other changes	46	(14)	4	—	—	36
At 31 December	37,569	2,385	2,100	91	(1,434)	40,711

2023
At 1 January	36,420	2,332	2,196	129	—	41,077
Proceeds from issue of debt securities	5,347	—	—	—	—	5,347
Repayment of debt securities	(5,438)	—	—	—	—	(5,438)
Proceeds from issue of subordinated liabilities	—	1,050	—	—	—	1,050
Repayment of subordinated liabilities	—	(971)	—	—	—	(971)
Principal elements of lease payments	—	—	—	(48)	—	(48)
Dividends paid	—	—	—	—	(1,671)	(1,671)
Liability-related other changes	(159)	25	—	33	—	(101)
Non-cash changes:
– Unrealised foreign exchange	(750)	(54)	—	—	—	(804)
– Other changes	358	4	—	—	1,671	2,033
At 31 December	35,778	2,386	2,196	114	—	40,474

2022
At 1 January	31,580	2,228	2,191	134	—	36,133
Proceeds from issue of debt securities	8,667	—	—	—	—	8,667
Repayment of debt securities	(4,482)	—	—	—	—	(4,482)
Repayment of subordinated liabilities	—	(40)	—	—	—	(40)
Issue of other equity instruments	—	—	750	—	—	750
Repurchase of other equity instruments	—	—	(750)	—	—	(750)
Principal elements of lease payments	—	—	—	(26)	—	(26)
Dividends paid	—	—	—	—	(1,173)	(1,173)
Liability-related other changes	(1,282)	2	5	21	—	(1,254)
Non-cash changes:
– Unrealised foreign exchange	1,893	190	—	—	—	2,083
– Other changes	44	(47)	—	—	1,173	1,169
At 31 December	36,420	2,332	2,196	129	—	41,077
Footnotes to the consolidated cash flow statement
Net cash flows from operating activities includes interest received of £12,652m (2023: £11,627m, 2022: £6,618m), interest paid of £8,292m (2023: £6,496m, 2022:
£2,107m) and dividends received of £nil (2023: £nil, 2022: £nil).
Total cash outflow for leases was £36m (2023: £50m, 2022: £28m).
Other matters
In 2022, the non-controlling interests were redeemed.

Annual Report 2024	Santander UK Group Holdings plc	214

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

34. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND
COLLATERAL ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2024	2023
	£m	£m
On-balance sheet:
Cash and balances at central banks	1,580	1,480
Loans and advances to banks	139	254
Loans and advances to customers - securitisations and covered bonds (See Note 14)	32,721	27,088
Loans and advances to customers - other	14,846	20,703
Other financial assets at amortised cost	1,529	14
Financial assets at fair value through other comprehensive income	4,504	5,253
Total on-balance sheet	55,319	54,792
Total off-balance sheet	9,634	10,184
Santander UK provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
Santander UK also enters into sale and repurchase agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2024 was £16,987m (2023:
£13,291m), of which £2,472m (2023: £909m) was classified in ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.
Securitisations and covered bonds
As described in Note 14, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds through or involving structured entities. At 31
December 2024, there were £33,905m (2023: £27,927m) of gross assets in these secured programmes and £1,184m (2023: £839m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2024, £3,003m (2023: £2,928m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,500m at 31 December 2024 (2023: £1,500m), or for use
as collateral for liquidity purposes in the future.
Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by Santander UK. These balances amounted to £15,930m at 31 December
2024 (2023: £23,713m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives and other business
In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2024,
£1,787m (2023: £1,793m) of such collateral in the form of cash had been provided by Santander UK and is included in the table.
b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2024	2023
	£m	£m
On-balance sheet:
Deposits by banks	723	888
Total on-balance sheet	723	888
Total off-balance sheet	14,862	15,652
Purchase and resale agreements
Santander UK also enters into purchase and resale agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31
December 2024, the fair value of such collateral received was £13,221m (2023: £12,983m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.
Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £1,641m at 31 December 2024 (2023:
£2,669m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2024,
£723m (2023: £888m) of such collateral in the form of cash had been received by Santander UK and is included in the table.

Annual Report 2024	Santander UK Group Holdings plc	215

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
At 31 December 2024, the carrying amount of liabilities arising from share-based payment transactions, excluding any cash element was £24m (2023: £15m), of which £1m had vested at 31 December 2024 (2023: £1m).
a) Sharesave Schemes
The Santander UK group launched its sixteenth HM Revenue & Customs approved Sharesave invitation under Banco Santander SA sponsorship in September
2024. Sharesave invitations have been offered since 2008 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation and, for schemes up to and including 2023, discounted by up to 20%. This year, a 10% discount was applied. The vesting of awards under the scheme depends on continued
employment with the Banco Santander group. Participants in the scheme have six months from the date of vesting to exercise the option.
The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	27,139	2.19	29,988	2.00
Granted	4.991	3.36	7,175	2.78
Exercised	(4.004)	2.29	(5,980)	1.70
Forfeited/expired	(2.437)	2.37	(4,044)	2.53
Outstanding at 31 December	25.689	2.39	27,139	2.19
Exercisable at 31 December	1.115	2.36	868	1.84
The weighted average share price at the date the options were exercised was £3.64 (2023: £3.22).
The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2024 and 2023.

		2024		2023
	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price
Range of exercise prices	Years	£	Years	£
£1 to £2	2	1.85	3	1.84
£2 to £3	2	2.71	3	2.65
£3 to £4	4	3.36	0	3.46
£4 to £5	0	—	0	—
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.23 (2023: £0.33).
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
c) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. At 31 December 2024, 3,662,718 shares were outstanding (2023: 3,937,473 shares).
d) Transformation Incentive Plan
Awards under this one-off long-term incentive plan were granted in 2021, 2022 and 2023 with performance assessed over the period 1 January 2021 to 31
December 2023.  Awards for Material Risk Takers were granted half in cash and half in share based awards (linked to the Banco Santander SA share price), and will vest in accordance with regulatory requirements. The liability arising from share-based payment transactions, excluding any cash element was £5.2m (2023:
£3.8m).

Annual Report 2024	Santander UK Group Holdings plc	216

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

36. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT
PERSONNEL
The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in these financial statements reflect their remuneration in respect of the Santander UK plc group.
a) Remuneration of Directors and Other Key Management Personnel
The remuneration of the Directors and Other Key Management Personnel (KMP) of the Santander UK group is set out in aggregate below.

	2024	2023	2022
Directors’ remuneration	£	£	£
Salaries and fees	4,879,413	4,008,772	4,037,116
Performance-related payments	2,871,476	1,002,607	3,701,569
Other fixed remuneration (pension and other allowances & non-cash benefits)(2)	516,442	222,538	906,201
Expenses	—	—	13,004
Total remuneration	8,267,331	5,233,917	8,657,890

	2024	2023	2022
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits	17,250,685	13,235,757	15,641,669
Post-employment benefits	654,824	611,769	740,333
Compensation for loss of office(1)	—	—	1,540,400
Total compensation	17,905,509	13,847,526	17,922,402
(1) During 2024 and 2023, no compensation for loss of office was paid to Directors or Other KMPs (2022: three Other KMPs, £1,540,400).
(2) Included in Other fixed remuneration is an employer pension contribution to a defined contribution scheme of £122,915 (2023: £nil).
In 2024, the remuneration, excluding pension contributions, of the highest paid Director, was £3,160,709 (2023: £2,640,491, 2022: £3,510,441) of which
£1,431,612 (2023: £1,002,607, 2022: £1,900,506) was performance related. In 2024, the accrued defined benefit pension relating to the highest paid director was
£nil (2023: £nil, 2022: £nil for a different individual) per annum.
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 28 for details of the schemes and the related costs and obligations. No director has a deferred pension benefit accruing under a defined benefit scheme. Ex-gratia pensions paid to former Directors of Santander UK plc in 2024, which have been provided for previously, amounted to £430,904 (2023: £327,462; 2022: £379,945). Since the Company became part of the Banco Santander group, the
Board has not awarded any new ex-gratia pensions.
c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other KMP (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2024		2023
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	6	891	6	647
Net movements	1	(163)	—	244
At 31 December	7	728	6	891

Deposit, bank and instant access accounts and investments
At 1 January	13	1,176	16	2,995
Net movements	3	95	(3)	(1,819)
At 31 December	16	1,271	13	1,176
In 2024 and 2023, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2024 and 2023, no Directors exercised share options over shares in Banco
Santander SA, the ultimate parent company of the Company.
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
In 2024 two Directors had loans (2023: one Director), with a principal amount of £180,000 outstanding at 31 December 2024 (2023: £312,846). In 2024, one
Other KMP had a loan (2023: five), with a principal amount of £515,100 outstanding at 31 December 2024 (2023: £578,568).
In 2024 and 2023, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other KMP or their connected persons had a material interest. In addition, in 2024 and 2023, no Director had a material interest in any contract of significance with Santander UK other than a service contract or appointment letter, as appropriate.

Annual Report 2024	Santander UK Group Holdings plc	217

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2024	2023	2022	2024	2023	2022	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(65)	(12)	(863)	226	475	47	641	903	(2,087)	(2,250)
Fellow subsidiaries	(33)	(28)	(60)	216	194	171	34	26	(221)	(251)
Joint ventures	(258)	(183)	(77)	84	55	17	4,812	4,486	(1,567)	(781)
	(356)	(223)	(1,000)	526	724	235	5,487	5,415	(3,875)	(3,282)
For more on this, see ‘Balances with other Banco Santander group members’ in the Risk review, Note 13. Loans and advances to customers, Note 22. Deposits by customers and Note 32. Other Equity Instruments. In addition, transactions with pension schemes operated by the Santander UK group are described in Note
28.
The above transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.
In November 2022, Santander (UK) Group Pension Scheme Trustees Limited entered into an unsecured committed liquidity facility with Santander UK plc for
£600m for a two year period. On expiry, a new liquidity facility agreement was entered into for £300m with a maturity date of 4 November 2026. This facility provides an alternate source of short-term liquidity for day-to-day operational needs. At the balance sheet date, no drawings had been made from this facility and the entire facility remained undrawn.
38. FINANCIAL INSTRUMENTS
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
Financial instruments valued using observable market prices
If a quoted market price in an active market is available for an instrument, the fair value is calculated as the current exit price multiplied by the number of units of the instrument held.
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
would use when pricing assets or liabilities and are considered significant to the overall valuation.

Annual Report 2024	Santander UK Group Holdings plc	218

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
b) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2024 and 2023 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2024, 2023 and 2022.
A.In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and property derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward house price index levels, as well as credit spreads. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.
B.In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as the Halifax’s UK HPI volatility, HPI forward growth, HPI spot rate, mortality, mean reversion and contingent litigation risk.
C.In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate swaps, caps and floors), the present value method (swaps), and Black’s model (caps/floors) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.
D.In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the credit default spread market. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.
The fair values of the financial instruments arising from Santander UK’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of equity securities, and volatility.
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
implementation of the model and its integration within the trading system.

Annual Report 2024	Santander UK Group Holdings plc	219

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

d) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2024 and 2023, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

										Group
	2024					2023
			Fair value	Fair	Carrying			Fair value	Fair	Carrying
	Level 1	Level 2	Level 3	value	value	Level 1	Level 2	Level 3	value	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	201,864	201,864	202,929	—	—	209,641	209,641	211,222
Loans and advances to banks	—	1,101	—	1,101	1,101	—	1,216	—	1,216	1,216
Reverse repurchase agreements - non- trading	—	10,342	—	10,342	10,338	—	12,470	—	12,470	12,468
Other financial assets at amortised cost	3,190	—	—	3,190	3,408	144	—	—	144	152
	3,190	11,443	201,864	216,497	217,776	144	13,686	209,641	223,471	225,058
Liabilities
Deposits by customers	—	197	185,050	185,247	185,775	—	76	194,831	194,907	195,149
Deposits by banks	—	13,979	38	14,017	14,037	—	20,371	37	20,408	20,357
Repurchase agreements - non-trading	—	8,622	—	8,622	8,617	—	8,413	—	8,413	8,411
Debt securities in issue	31,907	4,034	1,771	37,712	37,569	11,511	22,710	1,154	35,375	35,778
Subordinated liabilities	1,630	10	1,061	2,701	2,385	871	1,669	209	2,749	2,386
	33,537	26,842	187,920	248,299	248,383	12,382	53,239	196,231	261,852	262,081
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
securities. The fair value of this portfolio has been determined using quoted market prices.

Annual Report 2024	Santander UK Group Holdings plc	220

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Repurchase agreements - non-trading
The fair value of the repurchase agreements - non trading has been estimated using valuation technique A as described above, discounted at a spread appropriate to the underlying collateral.
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
e) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2024 and 31 December 2023, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2024				2023
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	990	—	990	—	1,129	—	1,129	A
	Interest rate contracts	—	1,690	—	1,690	—	2,227	1	2,228	A & C
	Inflation rate contracts	—	70	—	70	—	—	—	—	A
	Equity and credit contracts	—	122	35	157	—	127	35	162	B & D
	Netting	—	(1,643)	—	(1,643)	—	(2,047)	—	(2,047)
		—	1,229	35	1,264	—	1,436	36	1,472
Other financial assets at FVTPL	Loans and advances to customers	—	278	44	322	—	309	46	355	A
	Debt securities	—	56	36	92	—	168	49	217	A, B & D
	Equity securities	—	—	7	7	—	—	30	30	B
		—	334	87	421	—	477	125	602
Financial assets at FVOCI	Debt securities	8,805	201	34	9,040	8,293	188	—	8,481	D
		8,805	201	34	9,040	8,293	188	—	8,481
Total assets at fair value		8,805	1,764	156	10,725	8,293	2,101	161	10,555

Liabilities
Derivative financial instruments	Exchange rate contracts	—	432	—	432	—	533	—	533	A
	Interest rate contracts	—	1,905	—	1,905	—	2,379	1	2,380	A & C
	Equity and credit contracts	—	9	14	23	—	16	9	25	B & D
	Netting	—	(1,643)	—	(1,643)	—	(2,047)	—	(2,047)
		—	703	14	717	—	881	10	891
Other financial liabilities at FVTPL	Debt securities in issue	—	355	—	355	—	369	—	369	A
	Structured deposits	—	605	—	605	—	426	—	426	A
	Zero Amortising Guaranteed Notes	—	95	—	95	—	104	—	104	D
		—	1,055	—	1,055	—	899	—	899
Total liabilities at fair value		—	1,758	14	1,772	—	1,780	10	1,790
Transfers between levels of the fair value hierarchy
In 2024 there were no significant (2023: £22m) transfers of financial instruments between levels of the fair value hierarchy.

Annual Report 2024	Santander UK Group Holdings plc	221

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

		Group
	2024	2023
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	6	(6)
- Uncertainty	25	29
- Credit risk adjustment	1	(2)
- Funding fair value adjustment	—	1
	32	22
Day One profit	—	(1)
	32	21
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
profits and losses.

Annual Report 2024	Santander UK Group Holdings plc	222

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

g) Internal models based on information other than market data (Level 3)
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

			Group
			Balance sheet value		Fair value movements recognised in profit/(loss)

			2024	2023	2024	2023	2022
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	35	35	6	12	(8)
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	22	24	(1)	(2)	(18)
3. FVTPL assets	Loans and advances to customers	Other loans	22	22	—	4	(4)
4. FVTPL assets	Debt securities	Reversionary property securities	36	49	2	(3)	—
5. FVTPL assets	Equity securities	Unlisted equity shares	7	30	(3)	27	(10)
6. FVOCI assets	Debt instruments	Other securities	34	—	—	—	—
			156	160	4	38	(40)
Other Level 3 assets			—	1	—	7	17
Other Level 3 liabilities			(14)	(10)	(5)	(1)	2
Total net assets			142	151
Total (expense)/income					(1)	44	(21)
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
5. FVTPL assets - Equity securities
These consist of unquoted equity investments in companies providing infrastructure services to the financial services industry. Observable market inputs to valuation models used include equity prices and foreign currency exchange rates. The significant unobservable input is contingent litigation costs and related expenses in respect of convertible preferred stock in Visa Inc, as described in Note 30. This is estimated by reference to best estimates received from third party legal counsel.
6. FVOCI assets – Debt instruments
These consist of asset-back securities where third-party prices are not available or reliable. The fair value is estimated using market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings.

Annual Report 2024	Santander UK Group Holdings plc	223

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2024 and 2023 :

	Group
	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Other financial liabilities at FVTPL	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	36	125	—	161	(10)	—	(10)
Total gains/(losses) recognised:
Fair value movements(1)	6	(2)	—	4	(5)	—	(5)
Purchases	—	—	34	34	—	—	—
Settlements	(7)	(36)	—	(43)	1	—	1
At 31 December 2024	35	87	34	156	(14)	—	(14)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year(1)	6	(2)	—	4	(5)	—	(5)

At 1 January 2023	54	127	—	181	(12)	(3)	(15)
Total gains/(losses) recognised:
Fair value movements(1)	18	27	—	45	(1)	—	(1)
Foreign exchange and other movements	—	(7)	—	(7)	—	—	—
Purchases	—	1	—	1	—	—	—
Transfers out	(22)	—	—	(22)	—	—	—
Netting(2)	—	(3)	—	(3)	—	—	—
Settlements	(14)	(20)	—	(34)	3	3	6
At 31 December 2023	36	125	—	161	(10)	—	(10)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year(1)	18	20	—	38	(1)	—	(1)
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see
‘ii) Credit protection entities’ in Note 18.
(2)Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.

Annual Report 2024	Santander UK Group Holdings plc	224

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

h) Maturities of financial liabilities and off-balance sheet commitments
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK.

	Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2024	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	—	168	136	321	185	810
Other financial liabilities at fair value through profit or loss	10	3	135	556	524	1,228
Deposits by customers	171,951	5,181	5,686	2,947	320	186,085
Deposits by banks	1,396	1,562	7,621	4,463	—	15,042
Repurchase agreements – non-trading	—	7,894	762	—	—	8,656
Debt securities in issue	—	5,930	2,057	28,422	7,773	44,182
Subordinated liabilities	—	27	628	332	1,895	2,882
Lease liabilities	—	—	29	60	19	108
Total financial liabilities	173,357	20,765	17,054	37,101	10,716	258,993
Off-balance sheet commitments given	4,028	19,088	916	8,391	3,248	35,671

2023
Financial liabilities
Derivative financial instruments	1	221	53	480	236	991
Other financial liabilities at fair value through profit or loss	—	8	7	538	520	1,073
Deposits by customers	181,492	4,826	5,987	2,946	286	195,537
Deposits by banks	1,479	806	1,518	18,087	—	21,890
Repurchase agreements – non-trading	—	8,418	8	—	—	8,426
Debt securities in issue	—	7,500	3,835	21,708	8,597	41,640
Subordinated liabilities	—	27	83	876	2,470	3,456
Lease liabilities	—	—	30	73	25	128
Total financial liabilities	182,972	21,806	11,521	44,708	12,134	273,141
Off-balance sheet commitments given	3,805	15,205	1,408	7,399	3,622	31,439
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
no control over the timing and amount of redemptions of residential mortgages.

Annual Report 2024	Santander UK Group Holdings plc	225

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

39. OFFSETTING FINANCIAL ASSETS AND LIABILITIES
The following table shows the impact of netting arrangements on:
–All financial assets and liabilities that are reported net on the balance sheet
–All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.
The table identifies the amounts that have been offset in the balance sheet and those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements described above.
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
presented in the tables below do not represent Santander UK’s total credit exposure.

								Group
	Amounts subject to enforceable netting arrangements						Assets not subject to enforceable netting arrangements(2)
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral(1)	Net amount		Balance sheet total(3)
2024	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	2,859	(1,643)	1,216	(421)	(725)	70	48	1,264
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	16,175	(5,837)	10,338	(63)	(10,275)	—	—	10,338
Loans and advances to customers and banks(4)	5,604	(635)	4,969	—	(183)	4,786	199,061	204,030
	24,638	(8,115)	16,523	(484)	(11,183)	4,856	199,109	215,632
Liabilities
Derivative financial liabilities	2,340	(1,643)	697	(421)	(129)	147	20	717
Repurchase, securities lending & similar agreements:
- Amortised cost	14,454	(5,837)	8,617	(63)	(8,554)	—	—	8,617
Deposits by customers and banks(4)	635	(635)	—	—	—	—	199,812	199,812
	17,429	(8,115)	9,314	(484)	(8,683)	147	199,832	209,146

2023
Assets
Derivative financial assets	3,469	(2,047)	1,422	(479)	(823)	120	50	1,472
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	15,625	(3,157)	12,468	(118)	(12,350)	—	—	12,468
Loans and advances to customers and banks(4)	5,565	(805)	4,760	—	(180)	4,580	207,678	212,438
	24,659	(6,009)	18,650	(597)	(13,353)	4,700	207,728	226,378
Liabilities
Derivative financial liabilities	2,911	(2,047)	864	(479)	(226)	159	27	891
Repurchase, securities lending & similar agreements:
- Amortised cost	11,568	(3,157)	8,411	(118)	(8,293)	—	—	8,411
Deposits by customers and banks(4)	2,370	(805)	1,565	—	—	1,565	213,941	215,506
	16,849	(6,009)	10,840	(597)	(8,519)	1,724	213,968	224,808
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

Annual Report 2024	Santander UK Group Holdings plc	226

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

40. ASSETS HELD FOR SALE
Sale of property
Buckingham House, Bletchley, was sold in 2024 with a gain of £1m. The sale of Santander House, Milton Keynes is expected to complete in 2025. As such, the
Santander UK group classified Santander House, which is included in the Corporate Centre segment and carried at the sales price, as held for sale.
At 31 December 2024 and 31 December 2023, assets held for sale comprised:

	2024	2023
	£m	£m
Assets
Property, plant and equipment	12	13
	12	13
41. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2024 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Annual Report 2024	Santander UK Group Holdings plc	227

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

42. COMPANY FINANCIAL DATA
Company Balance Sheet
At 31 December 2024

		2024	2023
	Notes	£m	£m
Assets
Other financial assets at fair value through profit or loss	4	8,792	9,591
Loans and advances to banks	5	1,845	1,816
Other financial assets at amortised cost	6	1,644	1,633
Interests in other entities	7	13,545	13,640
Current tax assets		4	22
Other assets		2	4
Total assets		25,832	26,706
Liabilities
Other financial liabilities at fair value through profit or loss	8	8,792	9,591
Debt securities in issue	9	1,916	1,911
Subordinated liabilities	10	1,644	1,633
Total liabilities		12,352	13,135
Equity
Share capital	13	7,060	7,060
Other equity instruments	14	2,100	2,196
Retained earnings		4,320	4,315
Total shareholders’ equity		13,480	13,571
Total liabilities and equity		25,832	26,706
The accompanying Notes form an integral part of these Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	228

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Company Cash Flow Statement
For the year ended 31 December

		2024	2023
	Notes	£m	£m
Cash flows from operating activities
Profit before tax		1,435	1,675
Adjustments for:
Non-cash items included in profit		(2)	—
Net change in operating assets and liabilities		932	3,558
Corporation taxes received		22	—
Effects of exchange rate differences		28	(513)
Net cash flows from operating activities		2,415	4,720
Cash flows from investing activities
Purchase of financial assets at amortised cost and financial assets at fair value		(400)	(2,394)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value		500	—
Net cash flows from investing activities		100	(2,394)
Cash flows from financing activities
Issue of other equity instruments		400	—
Issue of debt securities and subordinated notes		770	2,582
Repayment of debt securities and subordinated liabilities		(1,741)	(3,230)
Repurchase of other equity instruments		(500)	—
Issuance costs of debt securities and subordinated notes		(2)	(4)
Dividends paid on ordinary shares	3	(1,295)	(1,538)
Dividends paid on other equity instruments		(139)	(133)
Net cash flow from financing activities		(2,507)	(2,323)
Change in cash and cash equivalents		8	3
Cash and cash equivalents at beginning of the year		44	41
Cash and cash equivalents at the end of the year		52	44
The accompanying Notes form an integral part of these Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	229

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Company Statement of Changes in Equity
For the year ended 31 December

	Share capital	Other equity instruments	Retained earnings	Total
	£m	£m	£m	£m
At 1 January 2024	7,060	2,196	4,315	13,571
Total comprehensive income:(1)	—	—	1,439	1,439
Issue of other equity instruments	—	400	—	400
Repurchase of other equity instruments	—	(496)	—	(496)
Dividends on ordinary shares	—	—	(1,295)	(1,295)
Dividends on other equity instruments	—	—	(139)	(139)
At 31 December 2024	7,060	2,100	4,320	13,480

At 1 January 2023	7,060	2,196	4,307	13,563
Total comprehensive income:(1)	—	—	1,679	1,679
Dividends on ordinary shares	—	—	(1,538)	(1,538)
Dividends on other equity instruments	—	—	(133)	(133)
At 31 December 2023	7,060	2,196	4,315	13,571
(1)Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.
The accompanying Notes form an integral part of these Financial Statements.
Company Income Statement
For the year ended 31 December

		2024	2023	2022
	Notes	£m	£m	£m
Interest and similar income		176	176	192
Interest expense and similar charges		(180)	(179)	(196)
Net interest expense		(4)	(3)	(4)
Dividend income		1,446	1,685	1,212
Total operating income		1,442	1,682	1,208
Operating expenses before credit impairment charges, provisions and charges	2	(7)	(7)	(6)
Profit before tax		1,435	1,675	1,202
Tax on profit		4	4	4
Profit after tax		1,439	1,679	1,206

Annual Report 2024	Santander UK Group Holdings plc	230

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

42.1. ACCOUNTING POLICIES
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
this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.

Key judgements:	–Determining the basis of investment impairment testing methodology, including the need for planning assumptions and internal capital allocations
Key estimates:	–Forecast cash flows for investments
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. For more on these assumptions, including changes in the assumptions that would trigger an impairment, see Note 42.7.
42.2. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES,
PROVISIONS AND CHARGES
These comprise wages and salaries of £7m (2023: £7m) recharged by the operating company, Santander UK plc. In 2024 and 2023, the Company had no full-
time staff as they are all employed by Santander UK plc.
42.3. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.
42.4. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2024	2023
	£m	£m
Debt securities	8,792	9,591
	8,792	9,591
In 2024 and 2023) all other financial assets were mandatorily held at FVTPL. In 2024, as part of MREL requirements, the Company issued £799m (2023:
£1,481m) debt securities, which were subsequently downstreamed to Santander UK plc.

Annual Report 2024	Santander UK Group Holdings plc	231

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

42.5. LOANS AND ADVANCES TO BANKS
Loans and advances to banks comprise mainly amounts due from Santander UK group undertakings. The fair values of loans and advances to banks approximates their carrying amounts. In 2024 and 2023, there were no material expected credit losses. All of our senior debt issued out of Santander UK Group
Holdings plc is downstreamed to our principal operating company Santander UK plc.
42.6. OTHER FINANCIAL ASSETS AT AMORTISED COST
These consist of £1,644m (2023: £1,633m) of investments in subordinated notes, of which £557m (2023: £nil) are expected to mature no more than 12 months after 31 December 2024.
42.7. INTERESTS IN OTHER ENTITIES

	2024	2023
	£m	£m
Interests in ordinary shares of subsidiaries	11,635	11,635
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	—	495
£750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	210	210
£500m Fixed Rate Reset Perpetual AT1 Capital Securities	500	500
£450m Fixed Rate Reset Perpetual AT1 Capital Securities	50	50
£400m Fixed Rate Reset Perpetual AT1 Capital Securities	400	—
	13,545	13,640
Details of subsidiaries and joint ventures are set out in the Shareholder information section. For information on AT1 Capital Securities, see Note 32 to the
Consolidated Financial Statements. The Company has no interests in joint ventures or associates.
Interests in other entities mainly relate to investments in 100% of the ordinary share capital of Santander UK plc, Santander Financial Services plc and Santander
Equity Investments Limited, as well as holdings of AT1 Capital Securities issued by Santander UK plc.
Interests in subsidiaries are held at cost subject to impairment.
The Company’s interests in subsidiaries were as follows:

	Cost	Impairment	Carrying amount
	£m	£m	£m
At 31 December 2024	11,645	(10)	11,635

At 31 December 2023	11,645	(10)	11,635
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
investment are set out below.
Carrying amount of investments and key assumptions in the VIU calculation

	Carrying amount of investment		Discount rate		Growth rate beyond initial cash flow projections
	2024	2023	2024	2023	2024	2023
Investment	£m	£m	%	%	%	%
Santander UK plc	11,268	11,268	12.1	12.2	1.5	1.6
Santander Financial Services plc	337	337	12.1	12.2	1.5	1.6
Other	30	30
	11,635	11,635

Annual Report 2024	Santander UK Group Holdings plc	232

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Management’s judgement in estimating the cash flows of an investment
The VIU calculation uses cash flow projections derived from the latest 3-year plan presented to the Board. For more details, see Note 19 to the Consolidated
Financial Statements.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 30 to the
Consolidated Financial Statements), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at
31 December 2024.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each investment, which is derived using a CAPM. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the investment being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In determining the discount rate, management have identified the cost of equity associated with market participants that closely resemble our investments and adjusted them for tax to arrive at the pre-tax equivalent rate. The pre-tax equivalent rate applicable to Santander UK plc was 16.8% (2023: 16.7%) and Santander Financial Services plc was 18.1%
(2023: 17.9%).
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
Investments in Santander UK plc and Santander Financial Services plc
The VIU of each investment remains higher than the carrying value of the investment. The VIU review at 31 December 2024 did not indicate the need for an impairment in the Company’s investments in Santander UK plc and Santander Financial Services plc. Management considered the reduction in headroom and the uncertainty relating to the respective estimates of the VIU for those investments, but determined that there was a sufficient basis to conclude that no impairment was required.
Sensitivities of key assumptions in calculating the VIU of the investment in Santander UK plc
At 31 December 2024 and 2023, the VIU was sensitive to reasonably possible changes in the key assumptions similar to those applied in determining the recoverable amount of goodwill recognised in the Santander UK plc group (see Note 19 to the Consolidated Financial Statements).
At 31 December 2024 and 2023, a reasonably possible change in the following key assumptions in relation to the VIU calculation for the Company’s investment in Santander UK plc would have resulted in a decrease/increase in headroom, as shown in the table below. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review.
However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

		Decrease in headroom
		2024	2023
Subsidiary	Reasonably possible change	£m	£m
Santander UK plc	Cash flow projections decrease by 10% (2023: 10%)	1,168	1,261
	Discount rate increases by 100 basis points (2023: increased by 100 basis points)	910	1,026
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
Sensitivity of VIU changes to current assumptions to achieve £nil headroom
Although there was no impairment of the Company's investment in Santander UK plc at 31 December 2024 and 2023, the test remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2024	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander UK plc	11,268	11,683	415	43	4

2023
Santander UK plc	11,268	12,610	1,342	135	11

Annual Report 2024	Santander UK Group Holdings plc	233

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sensitivities of key assumptions in calculating the VIU of the investment in Santander Financial Services plc
At 31 December 2024 and 2023, the VIU was sensitive to reasonably possible changes in the key assumptions for the discount rate and cash flows similar to those applied in determining the recoverable amount of goodwill recognised in the Santander UK plc group (see Note 19 to the Consolidated Financial
Statements). In line with the position for Santander UK plc, the VIU is not sensitive to the UK long-term average GDP growth rate assumption overall as the increased profit after tax generated by growth of the business is mostly offset by the need to retain more profit to meet increased regulatory capital requirements driven by the growth in assets.
At 31 December 2024 and 2023, a reasonably possible change in the following key assumptions in relation to the VIU calculation for the Company’s investment in
Santander Financial Services plc would have resulted in a decrease/increase in headroom, as shown in the table below. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

		Decrease in headroom
		2024	2023
Subsidiary	Reasonably possible change	£m	£m
Santander Financial Services plc	Cash flow projections decrease by 10% (2023: 10%)	46	50
	Discount rate increases by 100 basis points (2023: increased by 100 basis points)	30	34
The decrease in cash flow projections in the table above includes the impact of holding back the required capital to support the growth of the business.
Sensitivity of VIU changes to current assumptions to achieve £nil headroom
Although there was no impairment of the Company's investment in Santander Financial Services plc at 31 December 2024 and 2023, the test remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2024	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander Financial Services plc	337	461	124	580	27

2023
Santander Financial Services plc	337	497	160	720	32
42.8. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2024	2023
	£m	£m
Medium-term notes	8,792	9,591
	8,792	9,591
In 2024 and 2023 all other financial liabilities were designated at FVTPL. In 2024, as part of MREL requirements, the Company issued £799m (2023: £1,481m) of debt securities, which were then downstreamed to Santander UK plc. See Note 42.4.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The cumulative net gain or loss at 31 December 2024, and net gain or loss for the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £nil (2023: £nil) and has been included in profit and loss to offset credit risk on internal MREL assets held which are required to be recorded at FVTPL in accordance with IFRS 9.
At 31 December 2024, the amount that would be required to be contractually paid at maturity of the securities above was £68m higher (2023: £197m higher) than the carrying value.

Annual Report 2024	Santander UK Group Holdings plc	234

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

42.9. DEBT SECURITIES IN ISSUE
The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2024.

	2024	2023
	£m	£m
Medium-term notes:
– Euro €30bn Euro Medium Term Note Programme	1,114	1,123
– US SEC-registered Debt Programme – Santander UK Group Holdings plc	802	788
	1,916	1,911
The funding from the Euro €30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group
Holdings plc has predominantly been downstreamed to our operating company Santander UK plc.
Debt securities in issue did not include any amounts due from Santander UK group undertakings.
42.10. SUBORDINATED LIABILITIES

		2024	2023
Dated subordinated liabilities	Maturity	£m	£m
4.75% Subordinated notes	2025	332	326
5.625% Subordinated notes	2045	226	222
8.296% Subordinated notes	2033	768	767
7.869% Subordinated notes	2033	318	318
		1,644	1,633
42.11. NOTES TO CASH FLOWS
Changes in liabilities and equity arising from financing activities
In addition to the changes in equity arising from financing activities, as set out in the Company Statement of Changes in Equity, the table below shows the changes in liabilities arising from financing activities.

	2024						2023
	Balance sheet line item						Balance sheet line item
	Debt securitie s in issue	Other liabilities at FVTPL(1)	Subordinate d liabilities	Other equity instruments	Dividend s paid	Total	Debt securitie s in issue	Other liabilities at FVTPL(1)	Subordinated liabilities	Other equity instruments	Dividends paid	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,911	9,591	1,633	2,196	—	15,331	4,898	7,888	942	2,196	—	15,924
Proceeds from issue of debt securities	—	768	—	—	—	768	—	1,528	—	—	—	1,528
Repayment of debt securities	—	(1,741)	—	—	—	(1,741)	(2,870)	—	—	—	—	(2,870)
Proceeds from issue of subordinated liabilities	—	—	—	—	—	—	—	—	1,050	—	—	1,050
Repayment of subordinated liabilities	—	—	—	—	—	—	—	—	(360)	—	—	(360)
Issue of other equity instruments	—	—	—	400	—	400	—	—	—	—	—	—
Repurchase of other equity instruments	—	—	—	(500)	—	(500)	—	—	—	—	—	—
Dividends paid	—	—	—	—	(1,434)	(1,434)	—	—	—	—	(1,671)	(1,671)
Liability-related other changes	3	114	2	—	—	119	(23)	558	30	—	—	565
Non-cash changes:
– Unrealised foreign	4	46	9	—	—	59	(99)	(383)	(32)	—	—	(514)
– Other changes	(2)	14	—	4	—	16	5	—	3	—	1,671	1,679
At 31 December	1,916	8,792	1,644	2,100	(1,434)	13,018	1,911	9,591	1,633	2,196	—	15,331
(1)Liability-related other changes for Other liabilities at FVTPL are not part of the changes in liability arising from financing activities.
Footnotes to the cash flow statement
Net cash flows from operating activities includes interest received of £175m (2023: £197m), interest paid of £169m (2023: £130m) and dividends received of
£1,446m (2023: £1,685m).

Annual Report 2024	Santander UK Group Holdings plc	235

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

42.12. CONTINGENT LIABILITIES AND COMMITMENTS
Capital support arrangements
At 31 December 2024, Santander UK Group Holdings plc and Santander Financial Services plc, the regulated entities, and Santander Equity Investments Limited were party to a capital support deed dated 3 December 2024 which was effective from 3 December 2024 (the Non-RFB Sub-Group Capital Support Deed). These
parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 3 December 2027. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-
weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the Non-RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-
regulated entities to any of the regulated entities in the event that one of the regulated entities breached or was at risk of breaching its capital resources or risk concentrations requirements.
42.13. SHARE CAPITAL
Details of the Company’s share capital are set out in Note 31 to the Consolidated Financial Statements.
42.14. OTHER EQUITY INSTRUMENTS
Details of the Company’s other equity instruments are set out in Note 32 to the Consolidated Financial Statements.
42.15. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT
PERSONNEL
The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in respect of the Santander UK group are set out in Note 36 to the Consolidated Financial Statements.
42.16. RELATED PARTY TRANSACTIONS
The Company’s transactions with related parties during the year and balances outstanding at the year-end:

	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2024	2023	2022	2024	2023	2022	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	—	—	—	86	36	—	—	—	(1,089)	(1,092)
Subsidiaries	(641)	(990)	(192)	7	7	656	5,349	15,004	—	—
	(641)	(990)	(192)	93	43	656	5,349	15,004	(1,089)	(1,092)
–Dividend income from subsidiaries of £1,446m (2023: £1,685m, 2022: £1,212m),
–Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.
–Loans and advances to banks include £1,793m (2023: £1,772m) due from Santander UK group undertakings,
–Other financial assets at amortised cost, see Note 17 to the Consolidated Financial Statements, all of which are securities issued by Santander UK plc,
–Other financial liabilities at fair value through profit or loss, see Note 24 to the Consolidated Financial Statements, all of which are securities subscribed for by
Santander UK plc,
–Debt securities, see Note 42.9.
42.17. FINANCIAL INSTRUMENTS
a) Fair value measurement and hierarchy
The fair value measurements and hierarchy of financial instruments in the Company are the same as those of the Santander UK Group Holdings plc group which are set out in Note 38 to the Consolidated Financial Statements, to the extent that the Company has similar transactions to the Santander UK Group Holdings plc group.
b) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2024 and 2023 in the Company are the same as those of the Santander UK Group Holdings plc group which are set out in Note 38 to the Consolidated Financial Statements, to the extent that the
Company has similar transactions to the Santander UK Group Holdings plc group.
c) Control framework
The Control framework applied to the Company is consistent with the approach applied to the Santander UK Group Holdings plc group as set out in Note 38 to the
Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	236

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

d) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2024 and 2023, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

				2024					2023
			Fair value	Fair value	Carrying			Fair value	Fair value	Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	—	1,825	21	1,846	1,845	—	1,796	20	1,816	1,816
Other financial assets at amortised cost	—	1,644	—	1,644	1,644	—	1,633	—	1,633	1,633
0	—	3,469	21	3,490	3,489	—	3,429	20	3,449	3,449
Liabilities
Deposits by banks	—	—	—	—	—	—	—	—	—	—
Debt securities in issue	—	1,877	—	1,877	1,916	—	1,797	—	1,797	1,911
Subordinated liabilities	501	—	1,083	1,584	1,644	870	765	—	1,635	1,633
1	501	1,877	1,083	3,461	3,560	870	2,562	—	3,432	3,544
The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is included as a separate line item on the balance sheet.
Valuation methodology for financial instruments carried at amortised cost
The valuation approach to specific categories of financial instruments is the same as those of the Santander UK Group Holdings plc group which are set out in Note 38 to the Consolidated Financial Statements.
e) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2024 and 31 December 2023, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

					2024					2023
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Other financial assets at FVTPL	Debt Securities	—	8,792	—	8,792	—	9,591	—	9,591	A, B & D
Total assets at fair value		—	8,792	—	8,792	—	9,591	—	9,591	—

Liabilities
Other financial liabilities at FVTPL	Medium Term Notes	8,792	—	—	8,792	9,591	—	—	9,591	A
Total liabilities at fair value		8,792	—	—	8,792	9,591	—	—	9,591	—
Transfers between levels of the fair value hierarchy
In 2024, there were no (2023: no) significant transfers of financial instruments between levels of the fair value hierarchy.

Annual Report 2024	Santander UK Group Holdings plc	237

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

f) Maturities of financial liabilities and off-balance sheet commitments
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK Group
Holdings based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK Group Holdings.

	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2024	£m	£m	£m	£m	£m	£m
Financial liabilities
Other financial liabilities at fair value through profit or loss	—	—	—	8,604	1,540	10,144
Debt securities in issue	—	20	84	2,091	—	2,195
Subordinated liabilities	—	37	554	689	1,329	2,609
Total financial liabilities	—	57	638	11,384	2,869	14,948
Off-balance sheet commitments given	—	—	—	—	—	—

2023
Financial liabilities
Other financial liabilities at fair value through profit or loss	—	1,097	—	6,207	3,873	11,177
Debt securities in issue	—	18	76	2,077	—	2,171
Subordinated liabilities	—	37	254	1,009	1,411	2,711
Total financial liabilities	—	1,152	330	9,293	5,284	16,059
Off-balance sheet commitments given	—	—	—	—	—	—
As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with relevant covenants.
42.18. EVENTS AFTER THE BALANCE SHEET DATE
See Note 41 to the Consolidated Financial Statements.

Annual Report 2024	Santander UK Group Holdings plc	238

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Shareholder information

Annual Report 2024	Santander UK Group Holdings plc	239

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Subsidiaries and related undertakings
In accordance with Section 409 of the Companies Act 2006, details of the Company’s subsidiaries and related undertakings at 31 December 2024 are set out below.
Subsidiaries
All subsidiaries are owned 100% and consolidated by Santander UK.
Incorporated and registered in England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
2 & 3 Triton Limited	A	Indirect	Ordinary £1	—
A & L CF June (2) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
A & L CF June (3) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
A & L CF March (5) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
A & L CF September (4) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Abbey National Beta Investments Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Abbey National Business Office Equipment Leasing Limited	A	Indirect	Ordinary £1	—
Abbey National Nominees Limited	A	Indirect	Ordinary £1	—
Abbey National PLP (UK) Limited	A	Indirect	Ordinary £1	—
Abbey National Property Investments	A	Indirect	Ordinary £1	—
Abbey National Treasury Services Investments Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Abbey National Treasury Services Overseas Holdings	A	Indirect	Ordinary £1	—
Abbey National UK Investments (In Liquidation)	E	Indirect	Ordinary €0.1524	—
			Ordinary £1	—
Abbey Stockbrokers (Nominees) Limited	A	Indirect	Ordinary £1	—
Abbey Stockbrokers Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Cash Solutions Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Commercial Bank Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Alliance & Leicester Investments (Derivatives) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Alliance & Leicester Investments (No.2) Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Investments Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Alliance & Leicester Limited	F	Indirect	Ordinary £0.50	—
Alliance & Leicester Personal Finance Limited	A	Indirect	Ordinary £1	—
AN (123) Limited	A	Indirect	Ordinary £0.10	—
ANITCO Limited	A	Indirect	Ordinary £1	—
Athena Corporation Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Cater Allen Holdings Limited	A	Indirect	Ordinary £1	—
Cater Allen International Limited	A	Indirect	Ordinary £1	—
Cater Allen Limited	A	Indirect	Ordinary £1	—
Cater Allen Lloyd's Holdings Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Cater Allen Syndicate Management Limited	A	Indirect	Ordinary £1	—
First National Motor plc	A	Indirect	Ordinary £1	—
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—
Insurance Funding Solutions Limited	A	Indirect	Ordinary £1	—
Liquidity Limited (In Liquidation)	E	Indirect	Ordinary A £0.10	—

Annual Report 2024	Santander UK Group Holdings plc	240

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
Santander (CF Trustee Property Nominee) Limited	A	Trust relationship	Ordinary £1	—
Santander (CF Trustee) Limited	A	Trust relationship	Ordinary £1	—
Santander (UK) Group Pension Scheme Trustees Limited	A	Direct	Ordinary £1	100
Santander Asset Finance (December) Limited	A	Indirect	Ordinary £1	—
Santander Asset Finance plc	A	Indirect	Ordinary £0.10	—
Santander Cards Limited	A	Indirect	Ordinary £1	—
Santander Cards UK Limited	A	Indirect	Ordinary £1	—
Santander Consumer (UK) plc	B	Indirect	Ordinary £1	—
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—
Santander Equity Investments Limited	A	Direct	Ordinary £1	100
Santander Estates Limited	F	Indirect	Ordinary £1	—
Santander Financial Services plc	A	Direct	Ordinary £1	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	—
Santander Guarantee Company	A	Indirect	Ordinary £1	—
Santander Lending Limited	A	Indirect	Ordinary £1	—
Santander Mortgage Holdings Limited	A	Indirect	Ordinary £1	—
Santander Private Banking UK Limited	A	Indirect	Ordinary £1	—
Santander Secretariat Services Limited	A	Direct	A Ordinary US$0.01	100
Santander UK Operations Limited	A	Indirect	Ordinary £1	—
Santander UK (Structured Solutions) Limited	A	Indirect	Ordinary £0.01	—
			Preference £0.01	—
Santander UK plc	A	Direct	Ordinary £0.10	100
Santander UK Technology Limited	A	Indirect	Ordinary £1	—
Sheppards Moneybrokers Limited	A	Indirect	Ordinary £1	—
SCF Eastside Locks GP Limited	A	Trust relationship	Ordinary £1	—
The Alliance & Leicester Corporation Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Time Retail Finance Limited (In Liquidation)	E	Indirect	Ordinary £1	—
			Ordinary £0.0001	—
(1) Refer to the key at the end of this section for the registered office address.
Incorporated and registered outside England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
A & L CF (Guernsey) Limited	M	Indirect	Ordinary £1	—
Santander Cards Ireland Limited	H	Indirect	Ordinary €1	—
			Ordinary €1.27	—
Santander ISA Managers Limited	G	Indirect	Ordinary £1	—
Sovereign Spirit Limited	L	Indirect	Ordinary BMD 1	—
(1) Refer to the key at the end of this section for the registered office address, including the country.

Annual Report 2024	Santander UK Group Holdings plc	241

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other subsidiary undertakings
All entities are registered in England and Wales except for Motor Securities 2018-1 Designated Activity Company which is registered in Ireland.
The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander
UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

	Registered	Name of entity	Registered
Name of entity	office(1)		office(1)
Abbey Covered Bonds (Holdings) Limited	D	Holmes Master Issuer plc	A
Abbey Covered Bonds (LM) Limited	D	Holmes Trustees Limited	A
Abbey Covered Bonds LLP	A	MAC No.1 Limited	A
Fosse (Master Issuer) Holdings Limited	C	Motor 2016-1 Holdings Limited	C
Fosse Funding (No.1) Limited	C	Motor Securities 2018-1 Designated Activity Company (in liquidation)	J
Fosse Master Issuer plc	C	Repton 2023-1 Limited	C
Fosse Trustee (UK) Limited	A
Holmes Funding Limited	A
Holmes Holdings Limited	A
(1) Refer to the key at the end of this section for the registered office address.
Related undertakings
All of these entities, which are registered in England and Wales, are accounted for by the equity method of accounting, with 50% ownership being held.

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of entity				%
Hyundai Capital UK Limited	I	Indirect	Ordinary £1	—
Volvo Car Financial Services UK Limited	K	Indirect	Ordinary £1	—
(1) Refer to the key at the end of this section for the registered office address.
Overseas branches
The Company has no overseas branches. Santander Financial Services plc, a subsidiary, has branch offices in Jersey and the Isle of Man.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	1 Bartholomew Lane, London EC2V 2AX
D	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
E	Griffins Tavistock House North, Tavistock Square, London, WC1H 9HR
F	Carlton Park, Narborough, Leicester LE19 0AL
G	287 St. Vincent Street, Glasgow, Scotland G2 5NB
H	3 Dublin Landings, North Wall Quay, Dublin 1, Ireland
I	London Court, 39 London Road, Reigate RH2 9AQ
J	Trinity House, Charleston Road, Ranelagh, Dublin 6, Dublin, Ireland
K	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL
L	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
M	Suite 1 North, 1st Floor, Albert House, St. Peter Port, Guernsey GY1 1AJ

Annual Report 2024	Santander UK Group Holdings plc	242

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–projections or expectations of revenues, costs, profit or (loss), earnings or (loss) per share, dividends, capital structure or other financial items or ratios
–statements of plans, objectives or goals of Santander UK or its management, including those related to products or services
–statements of future economic performance, and
–statements of assumptions underlying such statements
Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.
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
–the effects of geopolitical tensions, regional conflicts and wars
–the effects of UK economic conditions and disruptions in the global economy and global financial markets
–the effects of the UK’s withdrawal from the European Union
–the effects of climate change
–the effects of competition from other financial institutions, including new entrants into the financial services sector
–Santander UK’s ability to maintain its competitive position depending, in part, on competition from new entrants and other financial institutions in the sector, the success of new products and services Santander UK offers its customers and its ability to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to risk of prepayment
–the risk of damage to Santander UK's reputation
–the risk that Santander UK is unable to manage the growth of its operations
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may affect Santander UK
–liquidity constraints and Santander UK’s ability to access funding on acceptable financial terms
–the effects of an adverse movement in external credit ratings assigned to Santander UK or any of its debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write-down powers thereunder
–the effects of any failure to comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and preventing the facilitation of tax evasion, or the risk of any failure to prevent, detect or deter any illegal or improper activities
–the effects of taxation (and any changes to tax) in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and procedures are not sufficiently robust
–the effect of cybersecurity on Santander UK’s business
–the risks related to the developing fields of artificial intelligence and machine learning
–the risks arising from any non-compliance with Santander UK’s regulations, policies, from any employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods and Santander UK’s exposure to risks related to errors in its risk modelling
–the risks arising from Santander UK’s reliance on third parties for important infrastructure support, products and services
–the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards
Please refer to our latest filings with the SEC (including, without limitation, the Risk Factors section in this Annual Report on Form 20-F for the year ended 31
December 2024) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual Report 2024	Santander UK Group Holdings plc	243

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Calculations

Measure	Description and calculation
Banking NIM	Annualised net interest income divided by average customer loans for the period. (2024: £201,968m; 2023: £212,086m).
Cost of risk	Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months. (2024: £201,968m; 2023: £212,086m).
Cost-to-income ratio	Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income.
RoTE	Profit after tax attributable to equity holders of the parent, divided by average shareholders' equity less average AT1 securities and average goodwill and other intangible assets.
Non-interest income	Net fee and commission income plus other operating income.
Stage 1 ratio	Sum of Stage 1 drawn assets divided by the sum of total drawn assets.
Stage 2 ratio	Sum of Stage 2 drawn assets divided by the sum of total drawn assets.
Stage 3 ratio	Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
Wholesale funding	Deposits by customers reported in Corporate Centre, debt securities in issue, subordinated debt, AT1 issuance and Central Bank facilities, TFSME and indexed-long term repos used for funding.
Detailed RoTE calculation
Calculated as annualised adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments, and average goodwill and other intangible assets.

RoTE Calculation (£m)	2024	2023
	£m	£m
Profit after tax	950	1,596
Profit due to equity holders of the parent (A)	950	1,596

	2024	2023
	£m	£m
Average shareholders' equity	14,530	14,839
Less average AT1 securities	(2,148)	(2,196)
Average ordinary shareholders' equity	12,382	12,643
Average goodwill and intangible assets	(1,544)	(1,549)
Average tangible equity (B)	10,838	11,094

RoTE (A/B)	8.8%	14.4%
Net Promoter Scores
Retail NPS: NPS ranked 5th for Retail
Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,140 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ended 31 December 2024, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB.
Dec-24: NPS ranked 5th for Retail, we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent.
Dec-23: NPS ranked 5th for Retail, we note a margin of error which impacts those from 3rd to 5th and makes their rank statistically equivalent.
Corporate NPS: NPS ranked 4th for Corporate
Corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 2,567 interviews made in twelve months ended 13 December 2024 with businesses turning over from £2.1m - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, HSBC, Lloyds Banking Group and NatWest Group.
Dec-24: NPS ranked 4th for Corporate.
Dec-23: NPS ranked 2nd for Corporate.
Business NPS: NPS ranked 1st for Business
Business NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 6,183 interviews made in twelve months ended 13 December 2024 with businesses turning over from £0 - £2m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale
(%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest.
Dec-24: NPS ranked 1st for Business.
Dec-23: NPS ranked 1st for Business.

Annual Report 2024	Santander UK Group Holdings plc	244

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2024	Santander UK Group Holdings plc	245

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk factors
An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks, the material ones of which are set out below.
Geopolitical and macroeconomic risks
Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets
Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by general economic and political conditions in the UK.
The UK economy had a strong start to 2024 with quarterly growth above pre-pandemic levels for the first and second quarters. However, growth slowed in the second half of 2024 due, in part, to uncertainty around the UK Government’s Autumn Budget which reduced confidence. As such, there remains a risk that the UK economy will see lower growth in 2025 with interest rates falling less quickly than expected, Brexit continuing to impact exports and geopolitical events disrupting markets and lowering business and household confidence. Interest rates have risen sharply since 2022 and although interest rates have started to decrease, there remains a risk that increases will be needed in the future. In particular there remains a risk that increases will be needed if rising inflation returns. This would put further pressure on household finances for some of Santander UK's customers due to a sharp rise of the costs, or a continuation of higher costs for refinancing their mortgage or a continuation of these higher costs and significantly higher costs of borrowing overall. Continued higher mortgage rates could also dampen demand in the housing market, leading to further drops in new business or steeper falls in house prices, reducing the value of the collateral Santander UK holds against mortgages. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries. This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses. In addition, the
UK economy and banking sector are impacted by the political environment and related government policy. For example, there will be increased business cost as a result of increased employer's National Insurance, which will impact Santander UK's customers and the wider economy.
In particular, Santander UK faces, among others, the following risks in any period of economic uncertainty (including the effect of those risks on gross domestic product, inflation, unemployment and house prices):
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
Santander UK is also exposed to:
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism. Further moves towards unilateralism may also cause increased tension and/or hostilities between nations, which could negatively impact the global economy and financial markets;
–The continuation or escalation of conflicts between Russia and Ukraine, and in Israel and the Middle East, including the spread of these conflicts to other countries in these regions, and/or the emergence of future regional conflicts and wars with global impact, which could lead to further increases in energy prices
(in particular, gas prices, if supplies to Europe remain interrupted) and heightened inflationary pressure;
–US political risks and possible impacts of the new administration, including increased deregulation, leading to increased investor focus on UK banking sector profitability and increased competitive pressures on non-US banks such as Santander UK;
–Climate change risks which could result in material damage to Santander UK's customers’ property or businesses or have a material impact on Santander UK's customers' business models under a transition to a low carbon economy; and
–Social unrest as a result of severe economic disruption.
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
Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Europe’s manufacturing base is heavily dependent upon natural gas, and any further restriction in supply and significantly increased costs are expected to have a material adverse impact on the Eurozone economy, which could lead to disruption and volatility in the global financial markets, as a result of debt sustainability concerns.  This could have a material adverse impact on Santander
UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK or its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.
The UK’s withdrawal from the European Union (Brexit) could continue to have a material adverse effect on Santander UK’s operations, financial condition and prospects
The UK ceased to be a member of the EU in 2020 and a limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on 1 January 2021. The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy.
The Financial Services and Markets Act 2023 (FSMA 2023) established a framework for HM Treasury (HMT) to revoke EU-derived financial services legislation and for it to be replaced by Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) rules. This process of revoking and replacing retained
EU law may result in material changes to the UK regulatory regime and the impact of these regulatory developments and changes on Santander UK is difficult to predict.

Annual Report 2024	Santander UK Group Holdings plc	246

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

In 2021, the EU Commission adopted an adequacy decision for the UK, allowing for the continued flow of personal data between the EU and the UK without additional safeguards or permissions. However, this decision came with an expiry date of 27 June 2025, if not renewed. If the EU Commission’s adequacy decision for the UK is not renewed, this could impact personal data flows from entities in the EU to Santander UK in the UK. In the event this occurs, it may result in additional costs to Santander UK in order to facilitate those data flows, to the extent those data flows are impacted, with the UK being subject to EU transfer rules as a non-adequate jurisdiction.
The continuing impact of Brexit on the wider UK economy may have a material adverse effect on Santander UK’s customers and counterparties and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK faces risks from the impact of climate change, which could materially affect Santander UK’s business operations, reputation, clients and customers, as well as the creditworthiness of its counterparties
Climate risk is a risk that manifests through other principal risks. Climate change could expose Santander UK to financial risk either through its physical or transitional effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate.
Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, landslides, storms, sea level rise, coastal erosion and subsidence. These risks could impact Santander UK's customers in the form of lower revenues due to transport problems, supply chain disruption and other impacts that strain production and lower revenues and higher costs for its customers owing to workers' health, safety, absenteeism and other workforce-
related problems. These risks could also lead to damage to Santander UK's customers’ property or operations, which could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Santander UK’s portfolios. In addition,
Santander UK’s premises and resilience may also suffer physical damage due to weather-related events leading to increased costs for Santander UK.
Transition risks arise from the process of adjustment towards a low-carbon economy. Santander UK may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities Santander UK undertakes, as well as the risks associated with its lending portfolios, and the value of Santander UK’s financial assets. Reputation risk could arise from a failure to meet changing societal, investor or regulatory demands, including contagion risk from the wider Banco Santander SA Group. In particular, the last few years have seen an increase in upcoming climate-related disclosure requirements that Santander UK and Banco Santander SA (as the ultimate parent of Santander UK) will need to comply with (for example, the IFRS Sustainability
Disclosure Standards as developed by the International Sustainability Standards Board (ISSB), the European Banking Authority's (EBA) Environmental, Social,
and Governance (ESG) Pillar 3 disclosures rules and the EU Corporate Sustainability Reporting Directive (CSRD) and the FCA’s Sustainability Disclosure
Requirements regime.
Banco Santander SA has an ambition to become a net zero bank by 2050. As such, Santander UK Group Holdings plc is implementing and reporting at a group level (including Santander UK plc) against the TCFD recommendations and has disclosed targets to manage climate-related risks and opportunities. Santander
UK continues to enhance its disclosures to meet future requirements such as the IFRS Sustainability Disclosure Standards. Santander UK continues to embed climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks Santander UK faces as a result of climate change).
Santander UK does this primarily through its internal transition plan, which is aligned to the UK Government's Transition Plan Taskforce guidelines. Within this
Santander UK assesses the internal and external factors that will impact the alignment of its lending portfolios to the UN Paris Agreement, including the acceleration of the UK Government’s clean power 2030 action plan. Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt Santander UK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on
Santander UK’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition. Achieving Santander UK’s climate-related ambitions will also depend on a number of factors outside its control, including (among other things) availability of data to measure and assess the climate impact on Santander UK’s customers, advancements of low-carbon transition technologies and public policies to support the energy transition in the markets where Santander UK operates. Santander UK continues to assess this as part of its transition planning process. If these external factors and other changes do not occur, or do not occur on a timely basis, Santander UK may fail to achieve its climate-related ambitions and this could have a material adverse effect on Santander UK’s business growth, competitiveness, profitability, financial condition and reputation.
For further details on Santander UK’s approach to climate change see “Sustainability – Taskforce on Climate-related Financial Disclosures (TCFD)" in the
Santander UK Group Holdings plc Annual Report on Form 20-F.
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
The UK Government and regulators are actively supporting the emergence of new entrants into the UK financial services market. In addition, the UK Government is mandating new developments in Open Banking (as described below) which is a data sharing initiative making certain customer account balance and transaction data available to third parties through use of application programming interfaces and is expected to mandate other developments in the payments landscape via the “National Payments Vision”. The internet and mobile technologies are also changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking in recent years and the Covid-19 pandemic accelerated the strong trends towards customer digital adoption, commercial and customer uptake of Open Banking, and regulatory and industry initiatives to develop commercial variable recurring payments, Open Finance which extends the Open Banking ecosystem to enable data sharing related to additional financial services products and services and Smart Data which will establish data sharing initiatives in various sectors outside of financial services, are likely to significantly change the technological and competitive landscape.
Commercial propositions based upon Open Banking are now beginning to gain traction. The UK Government has confirmed, through the publication of its
National Payments Vision, that it is committed to developing the necessary regulatory framework and infrastructure needed to develop these new ecosystems.
Due to Santander UK’s concentration in mortgages, it has a structural balance sheet disadvantage compared to larger peers with more diversified assets and lower costs of deposits. This results in a lower NIM and fee income for Santander UK. However, Santander UK has an ambitious plan to transform its business and deliver structural profitability throughout the lending cycle. In particular, Santander UK is investing in a multi-year transformation, which includes targets to diversify its revenue streams, digitalise product channels and automate physical channels, to meet customer preferences and protect its competitive position.
However, Santander UK's asset mix will continue to remain weighted towards mortgages and as a result its NIM is expected to be lower than that of its larger peers. Santander UK has made inroads in its transformation, and management expects to consider other ways to accelerate the shift in its business mix, including acquisitions and partnership opportunities. However, there can be no assurance that the transformation will deliver the benefits sought from it or that the transformation will progress on the timescale and trajectory currently anticipated. Management expects competition to remain strong, with larger peers investing heavily in growth, diversification (including bolt-on acquisitions) and efficiency programmes, and with smaller players looking to build scale through acquisitions.

Annual Report 2024	Santander UK Group Holdings plc	247

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The recent consolidation drive via acquisitions is creating larger and more diversified competitors and further exacerbates competitive threats. Furthermore, digital banks continue to build their customer base and expand product offerings, diversifying and increasing the competitiveness within the banking sector. Any of these competition-related factors or a combination thereof could result in a significant reduction in the profit of Santander UK. Santander UK gives consideration to the competitive position in its management actions, such as pricing, product decisions and its business model. Increasing competition could mean that Santander UK increases rates offered on deposits or lowers the rates it charges on loans, or changes its cost base, any of which could have a material adverse effect on its operations, financial condition and prospects.
The changing interest rate environment and higher cost of living may result in competitors reacting quite differently in relation to, amongst other factors, loan pricing, availability, deposit pricing and investment decisions. This has already had, and will continue to have, an impact on the competitive environment and future decisions of Santander UK.
Santander UK’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
The success of Santander UK’s operations and its profitability depends, in part, on the success of new products and services it offers to customers and the way in which it offers and provides its existing products and services. The increasing availability of a wide range of digital/online products and services for customers within the market, requires banks like Santander UK to enhance their offerings in order to both retain and attract new customers. However, Santander UK cannot guarantee that its products and services or the way in which it offers or provides its products and services, will continue to meet the needs or preferences of customers as these may change over time.
Santander UK may not develop new products, or amend the key features of existing products, in a way that meet its customers’ changing needs in a timely manner. As Santander UK expands the range of its products and services, some of which may be at an early stage of development in the UK market, it will be exposed to known, new and potentially increasingly complex risks, including conduct, reputational and operational risk as well as development costs. Equally,
Santander UK may not take appropriate action to change or withdraw products when they become obsolete, outdated or unattractive reducing their competitiveness and potentially increasing risks in relation to legacy customer journeys and systems.
The use of third parties by Santander UK to offer products or services or to support part of the customer journey presents additional risks to its business, particularly in terms of data management and security. However, if Santander UK were not to engage with third parties to offer specialist services in this way, strategic and competitive opportunities and advantages may be missed.
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
Damage to Santander UK’s reputation could cause harm to its business prospects
Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to Santander UK’s reputation could materially and adversely affect Santander UK’s perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on Santander UK’s operating results, financial condition, and prospects as well as damage Santander UK’s customers' and investors' confidence and the market price of Santander UK’s securities. Damage to the reputation of Santander UK or Banco Santander SA (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, negative political coverage, failure to deliver minimum standards of service and quality, loss or compromise of customer data, disruption to service due to a cyberattack, wider IT failures, compliance failures, third-party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects. Santander UK’s reputation could also suffer if Santander UK is the subject of negative coverage in the media or from political stakeholders, whether it has merit or not.
If Santander UK is unable to manage the growth of its operations, this could have a material adverse impact on its profitability
Santander UK allocates management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring its businesses when necessary. From time to time, Santander UK evaluates acquisition, disposal, and partnership opportunities that it believes could offer additional value to its shareholders and customers and are consistent with its business strategy. However, Santander UK may not be able to identify suitable acquisition targets or partnerships and may not be able to execute transactions or form partnerships on favourable terms, or at all. Furthermore, participating in those that do not complete can be disruptive. Santander UK bases its assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to future performance, valuation, operations, profitability and other matters that may prove to be incorrect. Santander UK’s ability to benefit from any such acquisitions and partnerships will depend in part on its successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and regulatory investigations.
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
–Manage efficiently the operations and employees of the businesses
–Maintain or grow its existing customer base
–Successfully execute its strategic priorities (i.e. deliver on time in full)
–Carry out due diligence and assess the value, strengths and weaknesses of investment or acquisition candidates
–Finance strategic opportunities, investments or acquisitions
–Fully integrate strategic investments, or newly-established entities or acquisitions, in line with its strategy
–Align its current information technology systems adequately with those of an enlarged group

Annual Report 2024	Santander UK Group Holdings plc	248

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

–Apply its risk management policy effectively to an enlarged group
–Pursue opportunities due to capital constraints at the Santander UK Group level, which may limit opportunities to deploy capital to Santander UK, and the current returns of Santander UK’s business
Any or all of these factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Capital and liquidity risk
Santander UK is subject to regulatory capital, liquidity and leverage requirements that could limit its operations, and changes to these requirements may further limit and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Capital Requirements Regulation and Capital Requirements Directive IV
Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under assimilated (retained EU) law and is supervised in this respect by the PRA. Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-
weighted assets, total capital to risk-weighted assets and Tier 1 capital (leverage) to total adjusted assets for leverage purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK's existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write-down (for more information, see the risk factor entitled ‘Santander UK may become subject to the provisions of the Banking Act 2009 (the Banking Act), including bail-in and write-down powers’).
The EU Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD
IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel
III’ in the EU. The CRR has been amended through a series of EU regulations, including the Capital Requirements Regulation 2 (CRR 2) and the CRD IV
Directive has been amended by the Capital Requirements Directive V (CRD V Directive). The European Union (Withdrawal) Act 2018 converted the directly applicable elements of CRD IV into UK law on 31 December 2020 and preserved existing UK law implementing the CRD IV directive. Certain elements of the
CRR which were ‘onshored’ in this way have now been transposed into the PRA rules.
In implementing CRD IV and the revised versions of CRD IV, the PRA has required the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under
CRD IV and PRA rules to ensure a bank can withstand a period of stress. As a result of Bank of England (BoE) stress testing exercises and as part of its exercise of UK macro-prudential capital regulation tools, or through supervisory actions by the PRA, Santander UK could be required to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)
The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The current minimum requirement for LCR is set at 100%. Santander
UK is also required to maintain available stable funding equal to at least 100% of its required stable funding under the NSFR. Santander UK’s current liquidity position is in excess of the minimum requirements set by the PRA, but there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on Santander UK’s financial performance.
Leverage ratios
The Financial Services Act 2012 provides the Financial Policy Committee (FPC) of the BoE with certain macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate.
The PRA requires UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies (as defined in the Financial Services and Markets Act 2000
(FSMA)) to hold enough CET1 capital to meet an Additional Leverage Ratio Buffer (ALRB) of 35% of the institution-specific G-SIB buffer rate or Other
Systemically Important Institutions (O-SII) buffer rate following the implementation of the CRD V Directive on 28 December 2020 (previously the Systemic Risk
Buffer rate) and for consolidated groups which include a Ring Fenced Body to hold enough CET1 capital to meet the ALRB. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to Santander UK being further increased, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Further regulatory changes
Regulators in the UK and worldwide have proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BoE is required to set the Minimum Requirement for Eligible
Liabilities (MREL) for all institutions. The BoE required most major banks, since 1 January 2022, to comply with end-state MREL requirements, including
Santander UK plc and Santander UK Group Holdings plc.
Regulators and legislators in the UK have produced a range of proposals for future legislative and regulatory reform which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital or increase Santander UK’s expenses and could therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the UK's implementation of the remaining Basel III standards. The Basel Committee on Banking Supervision has approved a series of significant changes to the Basel regulatory capital framework subsequent to Basel III from 7 December 2017, colloquially known as Basel IV or Basel 3.1 which revise the process for determining capital requirements. On 30 November 2022, the PRA published a consultation paper (CP 16/22) on the implementation of the Basel 3.1 standards in the UK, which was followed in December 2023 and September 2024 by two policy statements (PS17/23 and PS9/24 respectively) containing near-final rules. On 17 January 2025, the PRA announced that it was delaying the implementation of the Basel 3.1 rules by a year until 1 January 2027, with the transitional period reduced from four to three years so that it will continue to end on 31 December 2029. CRD IV requirements adopted in the UK may change further and there may be changes to the way in which the PRA continues to interpret and apply these requirements to UK banks (including with regard to individual model approvals or otherwise).
There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios and/or as a result of the PRA’s Basel 3.1 reforms) may result in increased minimum capital requirements, which could reduce available capital for new business purposes and adversely affect Santander
UK’s cost of funding, profitability and ability to pay dividends, or other discretionary payments on its capital instruments, continued organic growth (including increased lending), or pursue acquisitions or other strategic opportunities. Santander UK could be required to restructure its balance sheet to reduce capital charges incurred pursuant to the PRA’s rules or raise additional capital, but at increased cost and subject to prevailing market conditions. In addition, any changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect Santander UK’s ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of Santander UK’s capital position. Furthermore, increased capital requirements may negatively affect Santander
UK’s return on equity and other financial performance indicators.

Annual Report 2024	Santander UK Group Holdings plc	249

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
In response to the Covid-19 pandemic, the BoE introduced the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises
(TFSME). Santander UK is continuing to repay drawings ahead of contractual maturities in 2025, 2027 and 2031 and as at 31 December 2024, Santander UK
had £11bn of drawings outstanding (£7.1bn in 2025, £2.5bn in 2027 and subject to approval by the BoE, £1.4bn in 2031), having repaid £6bn in 2024. (£8.0bn in
2023, £6.9bn in 2022). Santander UK will have to replace these remaining drawings via wholesale market issuance, other BoE liquidity facilities or through management of the customer funding gap.
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
Any of these effects of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander
UK, including its operations, financial condition and prospects. For example, Santander UK estimates that at 31 December 2024, if Fitch, Moody’s and Standard &
Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £2.4bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.7bn of cash and collateral at 31 December 2024. Under the LCR Santander UK holds sufficient liquidity to cover these potential outflows. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will

Annual Report 2024	Santander UK Group Holdings plc	250

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Changes in UK legislation and regulation may also affect Santander UK’s position, Specific areas where concerns have been raised are levels of dividends where there is a pension scheme with a deficit and the length of time taken to address deficits. Changes in legislation or regulation could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources.
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
Interest rates are highly sensitive to many factors beyond Santander UK’s control, including increased regulation of the financial sector, inflation, monetary policies, domestic and international economic and political conditions. For example, the UK’s Monetary Policy Committee has been selling assets to unwind quantitative

Annual Report 2024	Santander UK Group Holdings plc	251

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

easing; as this balance sheet ’normalisation’ unfolds, there could be unintended consequences for markets and financial stability. Variations in interest rates could affect the interest earned on Santander UK’s assets and the interest paid on its borrowings, thereby affecting its net interest income, which comprises the majority of its revenue, reducing its growth rate and profitability and potentially resulting in losses. In addition, costs Santander UK incurs putting into place strategies to reduce interest rate exposure could increase in the future, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Increases in interest rates may reduce the volume of loans originated by Santander UK. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.
Reductions in interest rates could lead to margin compression if such changes are passed on to customer liabilities to a lesser extent than they are passed on to customer assets.  Changes in interest rates may also affect the ability of Santander UK’s customers to prepay or refinance fixed-rate loans, affect the value of its financial assets and reduce gains or require Santander UK to record losses on sales of Santander UK’s loans or securities, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, although Santander UK is a UK-centric bank, it has a direct link to the Eurozone through its parent company, which exposes Santander UK to
Eurozone sovereign debt risks, as market concerns over sovereign debt sustainability could drive changes in interest rates and credit spreads. Any significant impact on interest rates could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK invests in debt securities of the UK Government largely for liquidity management purposes. At 31 December 2024, approximately 7% of Santander
UK’s total assets and 33% of Santander UK’s securities portfolio comprised debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Credit risks
If the level of non-performing loans increases or the credit quality of Santander UK’s loans deteriorates in the future, or if Santander UK’s loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of Santander UK’s businesses. Non-performing or low credit quality loans have in the past, had and could continue to have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In particular, the amount of Santander UK’s reported non-performing loans may increase in the future as a result of growth in Santander UK’s total loan portfolio, including as a result of loan portfolios that Santander UK may acquire in the future (the credit quality of which may turn out to be worse than Santander UK had anticipated), or factors beyond Santander UK’s control, such as adverse changes in the credit quality of Santander UK’s borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. Broader inflationary pressures or higher interest rates that impact a customer's ability to service debt payments could also lead to increased arrears in both unsecured and secured products.
There can be no assurance that Santander UK will be able to effectively control the level of impaired loans in, or the credit quality of, its total loan portfolio, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to new interest rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Between 2021 and 2023, interest rates attached to both variable and fixed rate mortgages increased from historic lows and they remain higher than 2020 levels. Customers with variable rates or those whose fixed rate terms ended during this

Annual Report 2024	Santander UK Group Holdings plc	252

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
If Santander UK’s assessment of and expectations concerning the above-mentioned factors differ from actual developments Santander UK may need to increase its loan loss reserves, which may adversely affect Santander UK’s operations, financial condition and prospects. Additionally, in calculating its loan loss reserves,
Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances, and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio
The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 84% of
Santander UK’s loan portfolio at 31 December 2024. As a result, Santander UK is highly exposed to developments in the residential property market in the UK.
Following the peak in aggregate UK house prices in 2022, these fell slightly in 2023 but recovered in 2024. Continued growth in house prices is expected in 2025.
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
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the
Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability and operational resilience of institutions under their supervision), enhance consumer protection, address climate change risks, the risk of greenwashing and environmental, social and governance risks generally, and improve controls in relation to financial crime-related risks. Santander UK expects regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the UK by the BoE as resolution authority, the PRA, the FCA, the Competition and Markets Authority (CMA), the Payment Systems Regulator (PSR), the Information Commissioner’s Office (ICO) and the Serious
Fraud Office (SFO).
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
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. There has been a recognition from the UK government that changes need to be made to the UK’s regulatory architecture in order to ensure that the sector remains internationally competitive and is able to grow. This has resulted in each of the financial services regulators setting out how they plan to improve growth in the sector. For example, the UK has delayed the implementation of Basel
3.1 in order to assess how it is implemented internationally.  HMT also issued a call for evidence in November 2024 on a new “Financial Services Growth &
Competitiveness Strategy” that could result in changes to UK regulation.
Further, Santander UK may face higher compliance costs and the need to carefully manage capacity to readily respond to multiple regulatory or government policy changes simultaneously. Any legislative or regulatory actions and any required changes to Santander UK’s business operations resulting from such laws, regulations and policies as well as any deficiencies in Santander UK’s compliance with them could result in significant loss of revenue, could have an impact on
Santander UK’s strategy, limit its ability to pursue business opportunities in which Santander UK might otherwise consider engaging, limit Santander UK’s ability to provide certain products and services and/or result in enforcement action (including the imposition of financial and other penalties). They may also affect the value of assets that Santander UK holds, requiring Santander UK to increase its prices thereby reducing demand for Santander UK’s products or otherwise have a material adverse effect on its operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application by Santander UK or by regulatory authorities will not adversely affect Santander UK.
Specific examples of areas where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to, the following:
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits (originally more than £25 billion of “core deposits”), including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from

Annual Report 2024	Santander UK Group Holdings plc	253

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019.
However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the
UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, the forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading on 15 March 2022,
HMT announced its intention to implement certain limited reforms to the ring-fencing regime, including (i) increasing the ring-fencing core deposit threshold from
£25 billion to £35 billion, (ii) adding a new secondary ‘trading assets’ condition (exempting from the regime banks with trading assets which do not exceed 10%
of Tier 1 capital), (iii) introducing a de minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions (RFIs) of up to £100,000 per RFI at any one time, and (iv) allowing ring-fenced banks to establish operations outside of the UK or the European Economic Area, have exposure to RFIs that qualify as small and medium sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. These reforms entered into force on 4 February 2025 and may lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime.
–Competition: Competition authorities (which in the UK include the CMA, the FCA and the PSR) can run reviews and investigations into any aspect of
Santander UK’s operations or the functioning of any markets in which Santander UK operates, which could lead to Santander UK being required to change the markets in which it operates. In addition, the CMA’s widening focus on market outcomes may also result in increased reviews by the CMA of the markets in which Santander UK operates. The recently passed Digital Markets, Competition and Consumers Bill (DMCC) will introduce significant reforms to the powers of competition authorities in relation to the aforementioned investigations, including substantial new fining powers. The DMCC also introduces other wide-ranging reforms to the UK’s competition, consumer protection and digital markets regulatory landscape some of which could impact Santander UK’s business. For instance, the DMCC grants the CMA the power to directly determine whether certain consumer protection laws have been infringed without needing to go through the courts.
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations. Within the UK, the PSR has mandated Santander UK to work on the extension of Confirmation of Payee for all payment service providers (PSPs) in the UK and has introduced a new APP mandatory reimbursement requirement which aims to reduce the level of customer fraud. Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture, with a systems update of the high value Clearing House Automated Payment System (CHAPS) through the Real Time Gross Settlement (RTGS), BACS, the potential development of a UK central bank digital currency or similar system, and the development of Open Banking payments and other lower value retail payment schemes. In November 2024, the UK Government published its report on the “National Payments Vision”, which sets out its ambitions for the payments sector and is expected to generate a wider industry review of the UK payments landscape in 2025. As demonstrated by other payments initiatives, such as Open
Banking and the second Payment Services Directive (PSD2), reforms in this space have the potential to exacerbate a number of existing risks including data loss/data protection, cybersecurity, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity.
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
–Cybersecurity: Santander UK is subject to cybersecurity regulations and cybersecurity incident reporting requirements. Cybersecurity incident reporting often require short timeframes and there is a risk that Santander UK will fail to meet the reporting deadlines for any given cybersecurity incident. There will be legal, reputational and regulatory risks in the event Santander UK, or the third-party providers Santander UK works with, are found to be out of compliance with these regulations and reporting requirements.
–Consumer Duty: The FCA’s rules and guidance on a broad consumer duty that firms undertaking regulated activities with retail clients must observe
(the Consumer Duty) have been in force for open products and services since 31 July 2023 and for closed products and services since 31 July 2024.
The Consumer Duty has three elements: (i) a "Consumer Principle", which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers), (ii) three cross-cutting rules that articulate the standards of conduct expected under the
Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives), and (iii) four outcomes that build on the Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm's conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support). The Consumer Duty requires firms to end unfair charges and fees, make it as easy to switch or cancel products as it was to take them out in the first place, provide helpful and accessible customer support, act quickly to respond to customer queries, provide timely, clear and easily understandable information to customers regarding products and services, provide products and services that are appropriate for their customers, and focus on the real and diverse needs of their customers, including those in vulnerable circumstances, at every stage and in each interaction. The Consumer Duty also requires firms to monitor, evidence and report against many of the requirements. Santander UK has fully implemented the Consumer Duty, which required a review of, and changes to, Santander UK’s products, services, policies, systems and procedures against the FCA requirements. The Consumer Duty affects elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that Santander UK is able to generate. It may result in an increase in claims to the Financial
Ombudsman Service (FOS) by customers alleging a breach of the standards of the Consumer Duty or in regulatory action by the FCA.
–Consumer redress: The FOS is the statutory body responsible for handling complaints by retail customers against regulated financial services firms.
The FOS is not bound to follow law or regulation when issuing decisions but rather must decide each complaint based on what is ‘fair and reasonable’ in the circumstances. As a result, there can be a lack of clarity as to how the FOS will rule on a particular complaint, even where a firm believes that it has been operating within legal and regulatory requirements. Further, while the FOS is not formally a precedent-setting body, in practice its decisions can set a precedent, requiring firms to apply the reasoning given in one complaint to similar historic and future complaints. This means that the ramifications of a particular complaint can extend well beyond the circumstances of the original complainant. However, the FOS will rule on a particular case, even where the bank believes that it is operating within the legal and regulatory requirements. The FOS is not bound by its past decisions and has the ability to change its approach to cases, which can make it harder for firms to consistently address complaints. Together, these factors mean that Santander faces legal and regulatory risk and uncertainty as a result of FOS decisions. The UK Government has acknowledged that there is a need to review the UK’s redress system particularly with respect to so-called ‘mass redress events’ where there are large numbers of complaints about the same issue and the FCA and FOS launched a joint call for input to this effect in November 2024.
–Outsourcing and Third-Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third-party risk management (SS2/21). SS2/21 is the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management, although it should be read alongside the EBA guidelines on outsourcing arrangements, and PRA and

Annual Report 2024	Santander UK Group Holdings plc	254

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

FCA rules and guidance on outsourcing. The scope of contracts required to meet the PRA requirements on outsourcing and third-party risk management extends beyond that set out in the EBA guidelines on outsourcing and also captures material non-outsourcing. SS2/21 also requires that intragroup outsourcing be subject to the same requirements and expectations as external outsourcing and should not be treated as being inherently less risky. If Santander UK is unable to meet the PRA or FCA requirements on outsourcing and third-party risk management, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects. In
November 2024, the PRA and FCA published a joint Policy Statement setting out their final rules for critical third parties. While Santander UK is not captured by the regime, Santander UK does outsource services to companies that will be captured which may have an impact on Santander UK’s operations and financial condition.
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
–Access to Cash: FSMA 2023 grants the BoE supervisory powers to regulate the UK wholesale cash distribution market, including powers to impose fines and empowers HMT to designate firms to be subject to FCA oversight for the purpose of ensuring the reasonable provision of cash access
(including free cash access). Santander UK has been designated by HMT for these purposes and accordingly has been subject to the FCA’s access to cash rules since September 2024. The access to cash regime is likely to have ongoing implications for Santander UK's business decisions and strategy, in particular in relation to Santander UK's branch network and Santander UK's participation in the wholesale cash distribution market generally. In the event that the BoE imposes any fines with respect to Santander UK’s participation in the wholesale cash distribution market or the
FCA were to take enforcement action against Santander UK in relation to retail cash access, this could result in reputational damage and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Financial Crime: The UK financial crime legislative framework has evolved significantly in recent years and is subject to regular change. As such,
Santander UK may face higher compliance costs and must carefully manage its capacity to respond to multiple regulatory changes simultaneously.
Any deficiencies in Santander UK’s compliance with such regulatory changes could result in enforcement action including the imposition of financial or other penalties. Recent changes to the UK financial crime legislative framework include the introduction of the Economic Crime (Transparency and
Enforcement) Act 2022 (ECTEA), The Economic Crime and Corporate Transparency Act 2023 (ECCTA) and the Money Laundering and Terrorist
Financing (Amendment) Regulations 2023. Further changes to the UK financial crime legal and regulatory framework are anticipated during 2025, following multiple consultations in 2024, including HMT's consultation on improving the effectiveness of the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs) and the FCA’s consultation on updates to its guidance on politically exposed persons (PEPs). Responses to both consultations may follow in 2025. Other changes have already entered into force. For instance, in
November 2024, the FCA updated its Financial Crime Guide, aiming to provide clearer expectations for firms’ financial crime controls and updated guidance on emerging risks such as sanctions compliance, proliferation finance and transaction monitoring. Further changes to the UK financial crime framework may include potential revisions to account closure rules, and the introduction of new information sharing powers for the Department for
Work and Pensions which may impose additional operational demands. On 23 January 2025, the Fraud, Error and Recovery Bill was also introduced to Parliament, with the Department for Work and Pensions expected to consult with the financial services industry on a Code of Practice to support understanding of any new regulatory expectations. More changes may arrive as a result of UK Government strategic initiatives such as the Economic
Crime Plan 2 and the Fraud Strategy. There may also be a new anti-corruption strategy published by the UK government in 2025. Any expansion of civil or criminal liability under UK financial crime reforms brings with it financial risk in the form of penalties and reputational risk, while continued
compliance with the changing UK financial crime framework may expose Santander UK to increased operational and compliance costs, each of which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Challenge to commission-based lending: Santander UK is monitoring the FCA’s review which was announced in January 2024 of discretionary commission arrangements (DCAs) in the motor finance market and other related developments, in particular the Court of Appeal decision and
Supreme Court appeal hearing listed for April 2025, in relation to three motor finance commission cases (Hopcraft v Close Brothers, Wrench v
FirstRand Bank Limited and Johnson v FirstRand Bank Limited). The FCA’s review may also be informed by the outcome of a judicial review of a final decision by the FOS against another lender that was heard in October 2024. Judgment in this case was handed down in December 2024 and permission for leave to appeal to the Court of Appeal has been granted. There is significant uncertainty with regard to the implications of these judicial proceedings, the FCA review and the nature, extent and timing of any subsequent regulatory interventions regarding commissions paid in the motor finance market. As such, the ultimate financial impact could be materially higher or lower than the amount that Santander UK has recognised as a provision. It is also possible that the principles articulated in relation to the motor finance market could have a broader application extending to other types of commission-based lending, although the scope and extent of any exposure or required changes to commission-based lending arrangements is unclear. The impact cannot be accurately assessed in full until the FCA’s approach is known and the legal cases in relation to motor finance commission disclosure are resolved. As a result, Santander UK is subject to the risk of ongoing legal and regulatory uncertainty in relation to all commission-based lending, which may have a material adverse effect on Santander UK’s operations and financial condition.
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
meet its obligations in respect of such shares or securities.

Annual Report 2024	Santander UK Group Holdings plc	255

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK must comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and preventing the facilitation of tax evasion. Failure to prevent, detect or deter any illegal or improper activities could have a material adverse effect on Santander UK’s operations, financial condition or prospects
Santander UK is required to comply with applicable laws and regulations relating to anti-money laundering (AML), counter-terrorism financing (CTF), anti-bribery and corruption, sanctions, preventing the facilitation of tax evasion and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (including in respect of sanctions and politically-exposed person screening), to ensure customer and transaction information is appropriately recorded, monitored and kept up to date and to implement effective financial crime policies and procedures detailing what is required from those responsible in order to counter financial crime risks with the aim to prevent the facilitation of bribery, tax evasion and fraud by its employees or associated persons. Santander UK's staff are obligated to report suspicious transactions and activity to appropriate law enforcement. The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which in turn requires ongoing changes to systems, technology and operational activities.
Santander UK is also required to conduct financial crime training for its staff. Comprehensive and risk based financial crime training at a group-wide and business unit level is a key element of effective controls, with the FCA providing guidance on expectations within its Financial Crime Guide and the Joint Money Laundering
Steering Group (JMLSG) providing guidance on the practical interpretation of UK AML and CTF legislation. Financial crime is continually evolving, and this requires proactive and adaptable responses from Santander UK so that it is able to deter, detect and disrupt threats and criminality effectively. Even known threats can never be fully eliminated, and there may be instances where Santander UK could be used by other parties to engage in money laundering and other illegal or improper activities. Santander UK’s staff, whom Santander UK rely heavily upon to identify such activities and report them, have varying degrees of experience in recognising criminal tactics, making effective, bank-wide mandatory and specialist training provided by the Santander UK Economic Crime Academy more pertinent.
Where Santander UK outsources any of its customer due diligence or anti-financial crime operations, it remains responsible and accountable for full compliance and any breaches. If Santander UK is unable to apply the necessary scrutiny and oversight, or if such oversight proves insufficient to detect illegal or improper activities, there remains a risk of regulatory breach and this could have a material adverse effect on Santander UK's operations, financial condition and prospects.
Over the last decade, laws and regulations relating to financial crime have become, and may continue to become, increasingly complex and detailed.
Consequently, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally which continues to intensify. To manage regulatory scrutiny, Santander UK continues to improve its systems, adopt more sophisticated monitoring and enhance the skill set of its compliance personnel. Navigating the increasing complexity of financial crime regulation is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU, UK and US in the area of economic sanctions and the evolving financial and trade sanctions imposed on Russia and Belarus due to the war in Ukraine, require additional immediate and longer-term sanctions risk management and compliance efforts for Santander UK. The scale of these sanctions is unprecedented, complex and poses operational and compliance risks to
Santander UK. The EU, UK and US are expected to continue to use sanctions to pursue their foreign policy interests and objectives, and the imposition of new, additional, and/or enhanced sanctions is and will remain unpredictable. Current sanctions and other measures, any new, additional, and/or enhanced sanctions, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, have resulted in, and could continue to result in, an increasingly fragmented macroeconomic, trade and regulatory environment. The heightened regulatory, political and media focus on
Santander UK's response to this crisis, the Israel-Hamas armed conflict or any other future regional conflicts and wars that have a global impact may also increase
Santander UK's exposure to conduct and reputational risks.
UK AML and CTF legislation continues to evolve, including implementation of the ECCTA in 2024 which has initiated reforms to Companies House, targeting misuse of UK corporate structures, extending corporate criminal liability and introducing a new “failure to prevent” fraud offence. The Money Laundering and
Terrorist Financing (High-Risk Countries) (Amendment) Regulations 2024 have resulted in direct alignment of the UK’s list of High Risk Third Countries with the
“Jurisdictions subject to a Call for Action” and the “Jurisdictions under Increased Monitoring” lists published by the Financial Action Task Force (FATF). While legislative changes can offer opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of divergence from
Banco Santander group, and imposition of additional legislative and regulatory requirements via Banco Santander SA and the EU. Significant change could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Annual Report 2024	Santander UK Group Holdings plc	256

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

upon individuals employed by Santander UK. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK has been, and may in the future be, subject to negative coverage in the media about Santander UK or Santander UK's clients, including with respect to alleged conduct such as failure to detect and/or prevent any financial crime activities or comply with financial crime compliance regulations. Negative media coverage of this type about Santander UK, whether it has merit or not, could materially and adversely affect Santander UK’s reputation and perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on
Santander UK’s operating results, financial condition and prospects as well as damage its customers’ and investors’ confidence and the market price of Santander
UK’s  securities.
At an operational level, geopolitical, economic, social and technological changes can provide opportunities to financial criminals and alter the risks posed to banks.
For example, war, bribery and corruption can be linked. Military resources can be illegally appropriated and sold, increasing illicit finance flows, and as a result those benefiting from conflict may use bribery, corruption and coercion to gain access to the financial system. Effective intelligence and monitoring systems within strengthened public/private partnerships supported by improved national capabilities to share knowledge on emerging risks and information pre-suspicion are required to help manage these risks. However, there can be no guarantee that any intelligence shared by public authorities or other financial institutions will be accurate or effective in helping Santander UK to combat financial crime, and if, despite such efforts, Santander UK fails to combat financial crime effectively then this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Santander UK is subject to tax-related risks
Santander UK is subject to the substance and interpretation of tax laws and is subject to routine review and audit by tax authorities in relation thereto. Santander
UK’s interpretation or application of these tax laws may differ from those of the relevant tax authorities. While Santander UK provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities, the amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. In general, changes to tax laws and tax rates, including as a result of policy changes by governments and/or regulators, and penalties for failing to comply with such changes, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. Some of these changes may be specific to the banking/financial services sectors and therefore result in Santander UK incurring an additional tax burden when compared to other industry sectors.
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
–Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HMT, HM Revenue & Customs
(HMRC), the CMA, the Information Commissioner’s Office, the FOS, the PSR, the SFO, the National Crime Agency (NCA), the Office of Financial
Sanctions Implementation (OFSI) or the courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to SME dispute resolution and liability for APP fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
–An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights
Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases. The UK has seen a sharp increase in recent years in the number of class action claims being issued in the
Competition Appeals Tribunal on this basis. The tribunal has granted certification for every case that has reached the certification hearing stage to date, including cases that have presented novel competition law theories of harm.
–The alleged historical or current misselling of, or misconduct in relation to, financial products, including the alleged misselling of Payment Protection
Insurance (PPI), the alleged overcharging of interest, the alleged inappropriate sale of interest-only mortgages, the alleged unfair use of the standard variable rate in connection with mortgages, or alleged misconduct as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of complaints to FOS and/or civil litigation (including claims management company driven legal or complaints campaigns)(see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). For example, a recent judgment of the Court of Appeal of England and Wales (to which Santander UK was not a party) found that car dealers, when acting as credit brokers, owe certain legal duties to their customers which were breached if the dealer received commission from motor finance lenders without the informed consent of customers. Whilst the judgment is being appealed to the Supreme Court of England and Wales, and it remains unclear what impact the judgment will have on the FCA’s ongoing investigation into auto-finance commission structures, in the interim there is an increased risk of complaints to FOS and / or civil litigation. Such matters have given rise to and may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any

Annual Report 2024	Santander UK Group Holdings plc	257

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–Santander UK is (and will continue from time to time to be) subject to certain legal or regulatory investigations, inquiries and proceedings, both civil and criminal including in connection with Santander UK’s lending and payment activities, treatment of customers, relationships with Santander UK’s employees, financial crime, and other commercial or tax matters (see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). These may be brought against Santander UK under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the US, in circumstances where overseas regulators and authorities may have jurisdiction by virtue of its activities or operations.
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
–The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16
December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens
Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and
Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK entity by a designated consumer body under the Designated Consumer Bodies Order, any response published, or action taken by the FCA could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) potential for the development of a voluntary dispute resolution service to oversee the resolution of complaints from SMEs that are outside the FOS’
jurisdiction; (vi) introduction of a voluntary code to enhance protection for customers who are victims of APP fraud; and (vii) high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Santander UK's operations rely on the effective use of data to manage and grow its business and deliver the overall strategy. Santander UK uses data to serve its customers, satisfy its regulatory requirements and run its operations. If Santander UK's data is not accurate and timely, this could impact its ability to serve customers, operate with resiliency or meet regulatory requirements. From a business perspective, accurate and detailed customer data is critical for delivering customer expectations in terms of new and improved products and services. Lack of good quality data could also result in competitive disadvantages by increasing costs in terms of manual interventions, adjustments, and reconciliations. Investment is being made in data tools and in maturing a strong data culture across the organisation to address some of the data challenges and prepare a strong foundation for the future. Any such failure to effectively use data or maintain effective data management policy and procedures could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s business is subject to risks related to cybersecurity
Santander UK’s systems, software and networks may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. The interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client,

Annual Report 2024	Santander UK Group Holdings plc	258

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Cybersecurity incidents could result in the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets
(including cash). In addition, cybersecurity incidents could give rise to the disablement of Santander UK’s digital systems used to service its customers. Any material disruption or degradation of Santander UK’s systems, software or networks could cause information, including data related to customer requests, to be lost or to be delivered to Santander UK’s clients with delays or errors, which could reduce demand for Santander UK’s services and products. As attempted attacks continue to evolve in both scope and sophistication, Santander UK may incur significant costs to modify or enhance its protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating any cybersecurity incidents to its customers. If Santander UK fails to effectively manage its cybersecurity risk, by, for example, failing to adhere to its cybersecurity policies, procedures or controls, the impact could be significant and may include harm to Santander UK reputation and make Santander UK liable for the payment of customer compensation, regulatory penalties and fines.
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
Further, the risk of cyberattacks on companies and institutions could increase as a result of geopolitical turmoil. For example, Santander UK has faced a heightened risk of cyberattacks as a result of Russia’s military action against Ukraine; the Israel-Hamas armed conflict and/or other future regional conflicts and wars that have a global impact serve to further heighten such risk. Such attacks could adversely affect Santander UK's ability to maintain or enhance its cybersecurity and data protection measures. Santander UK continues to see increasing ransomware attacks across sectors driven by supply chain tool compromises, among other factors, and expect this trend to continue. We continue to actively monitor the situations in Ukraine, the Middle East and globally and assess their potential impacts on its business.
Santander UK’s business is subject to risks related to the developing fields of artificial intelligence and machine learning
Artificial intelligence (AI) developments in the banking industry will test Santander UK's preparedness to safely manage and respond to the evolution of AI and machine learning given the velocity, pace and scale of change. This includes the identification of potential use cases for responsible adoption of AI and machine learning in Santander UK’s own operations, as well as managing the threats that third party use of AI may pose. The risks caused by AI include, among others, data poisoning, potential bias, discrimination, misuse and increased exposure to cybersecurity, legal liability and fraud risk. Santander UK has a planned phase approach to AI over a three-year period and, to support that, it is improving data quality to enable model development. However, any failure to evaluate, actively manage and closely monitor risk during all phases of the development and implementation of AI into Santander UK’s operations could introduce new vulnerabilities and security flaws and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is exposed to risk from potential non-compliance with regulations, policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud. It is not always possible to deter or prevent employee misconduct or non-compliance with policies and such errors, acts, omissions and failures and the precautions Santander UK takes to detect and prevent this activity may not always be effective due to employee misconduct and circumvention of controls. Any instances could result in regulatory sanctions and cause reputational or financial harm, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems, software and networks and on its ability to upgrade, evolve and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its customers, businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly reviewed with a view to retain competitive advantage and to ensure that resilience remains within acceptable levels. Conversely any failure to effectively improve, evolve, expand or upgrade its information technology systems, software infrastructure and networks or information technology infrastructure in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects, and could cause reputational damage to Santander
UK.
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
impact on Santander UK’s operations, financial condition and prospects.

Annual Report 2024	Santander UK Group Holdings plc	259

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Santander UK may be exposed to unidentified or unanticipated risks despite its risk management policies, procedures and methods and may be exposed to risk related to errors in Santander UK’s risk modelling
The management of risk is an integral part of Santander UK’s activities. Santander UK seeks to monitor and manage its risk exposure through a variety of risk reporting systems. For a further description of Santander UK's risk management framework see the ‘Risk review’. While Santander UK employs a broad and diversified set of risk monitoring and risk mitigation techniques and strategies, they may not be fully effective in mitigating Santander UK’s risk exposure in all economic market environments or against all types of risk, including risks that Santander UK fails to identify or anticipate.
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
Santander UK relies on third parties for important infrastructure support, products and services
Third-party providers provide key components of Santander UK’s business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third-party providers is a source of operational risk, including with respect to security breaches affecting Santander UK's third parties and other parties that interact with these providers. As the use and depth of Santander UK’s relationship with third parties increases, including the use of AI and cloud-based services, Santander UK increasingly faces the risk of operational failure with respect to its systems. Santander UK may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. In addition, any problems caused by these third parties, including as a result of them not providing Santander UK their services for any reason, or performing their services poorly, could adversely affect Santander UK’s ability to deliver products and services to customers and otherwise conduct its business, which could lead to reputational damage, litigation and regulatory investigations and intervention. Replacing these third-party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk Santander UK faces as a result of these arrangements may be increased to the extent that it restructures such arrangements. Any restructuring could involve significant expense to Santander UK and entail significant delivery and execution risk which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Financial reporting risk
Santander UK’s financial statements are based in part on judgements and accounting estimates which, if inaccurate, could cause material misstatement of Santander UK’s future financial results and financial condition
The preparation of Santander UK's consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management has considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
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
and financial condition.

Annual Report 2024	Santander UK Group Holdings plc	260

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Approach of the PRA
As per FSMA, the PRA's general objective is to promote the safety and soundness of the firms which it regulates (with respect to insurers, the PRA also has a second objective of contributing to the securing of an appropriate degree of protection for policyholders). The PRA also has a secondary objective to facilitate effective competition in the markets for services provided by PRA authorised firms and, following the entry into force of FSMA 2023, is subject to the same secondary competitiveness and growth objective as the FCA.
The PRA Rulebook includes rules relating to capital adequacy and liquidity, among several other things.
US regulation
Within the Dodd-Frank Act, the so-called Volcker Rule, prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The Volcker Rule also contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations and also permits ownership interests in certain types of funds to be retained. The Santander UK group has policies, procedures and controls in place designed to achieve compliance with the Volcker Rule.
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
The Financial Services (Banking Reform) Act 2013 further amended the Banking Act 2009 to introduce a UK ‘bail-in power’ to implement the EU’s Bank Recovery and Resolution Directive (BRRD), which contains a bail-in power similar to that contained in the Banking Act and requires EU Member States to provide resolution authorities with the power to write-down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking
Act 2009. This enables them to recapitalise a failing institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.
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
Payments
Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations. As of 7 October 2024, the Payment Services Regulator (PSR) has mandated that Santander UK works on the extension of Confirmation of Payee for all payment service providers in the UK and has introduced a mandatory authorised push payment (APP) reimbursement requirement which aims to reduce the level of customer fraud. Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers.
Santander UK also expects to see significant developments in the key UK payment systems architecture, with a systems update of the high value Clearing House
Automated Payment System (CHAPS) through the Real Time Gross Settlement (RTGS), BACS, the potential development of a UK central bank digital currency or similar system, and the development of Open Banking payments and other lower value retail payment schemes. On 14 November 2024 the UK Government published its “National Payments Vision”, which sets out its ambitions for the payments sector and is expected to generate a wider industry review of the UK payments landscape in 2025.

Annual Report 2024	Santander UK Group Holdings plc	261

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial crime
Santander UK is subject to UK anti-money laundering (AML)/counter-terrorism financing (CTF) legal and regulatory obligations. While the UK is no longer obliged to follow EU AML/CTF regulations following Britain’s exit from the EU, as a wholly owned subsidiary of an EU headquartered bank, Santander UK is subject to
Santander Group policies which incorporate EU AML legal and regulatory obligations.
In the UK, Santander UK is subject to the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs)(as
amended), which implement the Fourth Money Laundering Directive (EU) 2015/849 (MLD4) and the Fifth Money Laundering Directive (EU) 2018/843 (MLD5),
into UK law. The Money Laundering and Terrorist Financing (High-Risk Countries) (Amendment) Regulations 2024 repealed the UK's list of high-risk third countries (HRTCs) and replaced it with a definition that implements, and is updated automatically with reference to, two lists published by FATF being the “High-
Risk Jurisdictions subject to a Call for Action” and the “Jurisdictions under Increased Monitoring”.
Aligned with the aim of reducing money laundering as set out in the Economic Crime Plan 2023-26, HM Treasury launched a consultation in March 2024 on improving the effectiveness of the MLRs which closed on 9 June 2024. The consultation focused on four core themes, making customer due diligence more proportionate and effective; strengthening system coordination; providing clarity on scope of the MLRs; and reforming registration requirements for the trust register service.  However, it is currently unclear whether and when any consequential amendments to the MLRs will be made following the consultation.
Further legal and regulatory changes related to financial crime took place during 2024. For example, the Economic Crime and Corporate Transparency Act
(ECCTA) has initiated reforms to Companies House to combat misuse of UK corporate structures. The ECCTA will also extend corporate criminal liability by introducing a "failure to prevent fraud" offence, which will enter into force on 1 September 2025. This offence has extra-territorial reach, similar to the existing
"failure to prevent" offences such as "failure to prevent bribery", introduced by the Bribery Act 2010, and "failure to prevent tax evasion", introduced by the Criminal
Finances Act 2017 (both of which continue to be key areas of focus for the UK government). The new offence carries an unlimited fine. To avoid liability, organisations within scope will need to ensure they have in place ‘reasonable prevention procedures’ to prevent fraud. Government guidance indicates that reasonable fraud prevention procedures should be informed by six principles, including senior-level responsibility, risk assessment and due diligence.
On 18 July 2024, the FCA released a consultation on updates to their guidance on the treatment of Politically Exposed Persons (PEPs) (GC24/4), seeking to clarify the PEP definition and enhance due diligence obligations and approval requirements. The consultation closed on 18 October 2024 and, whilst the FCA concluded that their guidance remains appropriate, they plan to publish final amendments to the text for the purposes of providing further clarity to firms. Further, on 29 November 2024, the FCA published a policy statement on updates to its Financial Crime Guide (FCG) in the FCA Handbook, aiming to clarify its expectations for firms’ financial crime controls (such as firms ensuring consistency with their Consumer Duty obligations) and to provide updated guidance on emerging risks including in relation to sanctions compliance, proliferation finance and transaction monitoring..
Consumer Duty
The FCA’s Consumer Duty has been fully in force for all products and services since 31 July 2024. The Consumer Duty aims to enhance and improve consumer protections, requiring firms to deliver good outcomes for customers and to consider the needs, characteristics and objectives of the customer and how they behave at every stage of the customer journey in order to deliver good outcomes. Given the Consumer Duty is a relatively new obligation, firms need to consider and navigate updated guidance and expectations as the FCA continues to gain insights on firms' implementation of the Consumer Duty.

Annual Report 2024	Santander UK Group Holdings plc	262

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
of laws and regulations in their home jurisdiction.

Annual Report 2024	Santander UK Group Holdings plc	263

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
He was a Vice Chairman at JP Morgan until October 2020.
Other principal appointments
Chair of the Board of Santander UK plc*. Non-Executive Director of the London Stock Exchange Group Plc (Chair of its Remuneration Committee). Member and
Special Advisor of the Investment Committee at Delancey Credit and Income Fund GP. William sits on the Advisory Board of Celonis GmbH and also chairs the
Advisory Board of Gonville & Caius College, Cambridge.
Board Committee memberships
Board Nomination & Governance Committee (Chair).
2 Mike Regnier
Executive Director and Chief Executive Officer
Appointed Chief Executive Officer on 1 April 2022.
Skills and experience
Mike joined Santander UK from Yorkshire Building Society (YBS), where he was a Board member since 2014 and Chief Executive since 2017. He previously held the posts of Chief Commercial Officer and Chief Customer Officer, having joined YBS in 2014.
Mike began his career in strategic management consulting with a focus on Retail and Retail Financial Services. After management positions at Asda, he joined the banking sector and held a number of senior positions at Lloyds Banking Group, including Personal Current Accounts, Credit Cards Director, and Products and
Marketing Director for TSB. He has served as a Board Director of Visa UK, and Chairman of the merchant acquirer LTSB Cardnet. He was also Chair of the
Building Societies Association from 2019 – 2021. In December 2023, Mike became a member of the British Infrastructure Council, representing Santander UK.
Other principal appointments
Chief Executive Officer and Executive Director of Santander UK plc*.
3 Angel Santodomingo
Executive Director and Chief Financial Officer
Appointed Chief Financial Officer on 5 March 2024.
Skills and experience
Angel joined Banco Santander group in 2005 as Head of International Development and Asset Management and subsequently became Head of Investor
Relations. In 2014, he moved to Brazil and became CFO and Investor Relations Officer of Banco Santander Brazil, a role he held for nine years as well as Board
Director. In 2023, Angel returned to Spain, becoming Group Head of Strategy and Chief of Staff to the Executive Chair, working directly for the Santander Group
Executive Chair. He has also been Board Director of several companies, CFA Spain President and author of a series of books and articles about Markets, Finance
Analysis and Equity Valuation.
Angel is an experienced Board Director, having held positions as a Board Director of a number of commercial entities, including Credito de la Casa, PSA Banque
Brazil (Chairman) and Getnet Brazil. He has a Bachelor’s degree in Economics & Finance and is a Chartered Financial Analyst (CFA).
Other principal appointments
Chief Financial Officer and Executive Director of Santander UK plc*.
4 Enrique Alvarez Labiano
Executive Director and CEO, Retail & Business Banking
Appointed on 12 February 2025.
Skills and experience
Enrique began his Banco Santander group career in 2015 as Group Head of Strategy and Head of the Group Chairman’s office. He moved to the UK in 2019 as
Head of Strategy and Corporate Development, before he took up the role of Chief People Officer in 2020 and was subsequently appointed Head of Everyday
Banking in 2021. He’s been CEO of Retail & Business Banking since 2023.
Before joining Santander, Enrique was a Partner at McKinsey & Company (2007-2015) leading strategic programmes and client relationships for financial institutions in Europe, Americas and Africa. He holds a degree in Engineering from ICAI, Pontificia Comillas University, and an MBA from INSEAD.
Other principal appointments
Executive Director of Santander UK plc*

Annual Report 2024	Santander UK Group Holdings plc	264

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

5 Pedro Castro e Almeida
Banco Santander Nominated Non-Executive Director
Appointed on 1 September 2023.
Skills and experience
Pedro joined Santander Portugal in 1993, holding senior roles in various areas. From 2007 to 2009, he was a member of the boards of Banco Santander Totta and Banco Santander de Negócios Portugal. Since 2009, Pedro has sat on the Santander Portugal’s Executive Committee and has been a member of its Board since 2010. In January 2019, he was appointed CEO of Santander Portugal and Vice Chairman of the Board. He assumed the role of Regional Head of Europe for Santander on 1 September 2023. In November 2023, Pedro was also appointed as a Non-Executive director of PagoNxt.
Pedro holds a degree in Business Management from ISEG and has studied at business schools in Europe and the US, namely INSEAD, Harvard Business
School and Kellogg School of Management.
Other principal appointments
Non-Executive Director of Santander UK plc*. Director of PagoNxt SL*.
6 Lisa Fretwell
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
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director at Restore plc since 20 April 2022 (and Chair of its Board Risk Committee,
ESG Committee and Remuneration Committee, and member of its Audit Committee and Nomination Committee). Member of the Council at the University of
Birmingham (and member of its Audit Committee), Senior Advisor at Tresmares Capital and a board advisor at Haysto Limited.
Board Committee memberships
Board Audit Committee, Board Responsible Banking Committee, and Board Remuneration Committee.
7 Ed Giera
Independent Non-Executive Director
Appointed Independent Non-Executive Director on 19 August 2015. He was the Senior Independent Non-Executive Director from 15 October 2020 to 20 February
2025.
Skills and experience
Ed Giera is an experienced Non-Executive Director, having held a number of Board roles following his career with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co., where he held positions as Global Head of Pension Advisory, Head of Capital Markets for the EMEA region, and other senior roles. He provided corporate finance advisory and fiduciary services as Principal of EJ Giera LLC and was formerly a Non-Executive Director of NovaTech LLC and the Life and Longevity Markets Association. Ed was also previously a director of Pension Insurance Corporation Holdings Ltd, where he chaired the Board
Audit & Risk Committee.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director (and Chair of the Risk Committee, member of the Audit Committee, and member of the Nomination Committee) of Rothesay Life Plc. Director of Rothesay Limited. Partner of Boscobel Place Capital LLC and Founder and Principal of
E.J. Giera LLC.
Board Committee memberships
Board Audit Committee, Board Nomination & Governance Committee, Board Risk Committee (Chair), and Board Remuneration Committee.
8 David Gledhill
Independent Non-Executive Director
Appointed on 1 September 2024.
Skills and experience
David has significant experience in the financial services industry, in retail banking and digital transformation. He has held various senior leadership roles, including
Group Chief Information Officer and Head of Technology and Operations at DBS Bank in Singapore, spending over a decade in that role.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of Singapore Airlines and the Institute of Systems Science, National University
of Singapore.
Board Committee memberships
Board Responsible Banking Committee, Board Audit Committee and Board Remuneration Committee.

Annual Report 2024	Santander UK Group Holdings plc	265

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

9 Michelle Hinchliffe
Independent Non-Executive Director and Whistleblowers' Champion
Appointed on 1 June 2023.
Skills and experience
Michelle has over 30 years’ experience in financial services audit both in the UK and internationally, with a particular focus on Banking and Capital Markets. Until
2022, she was Lead Partner at KPMG with responsibilities for a range of financial institution clients, reporting under both IFRS and US GAAP. Over the course of her career, she has been Lead Partner for Barclays, ANZ, Standard Chartered Bank, HSBC Investment Banking & Markets, and Citigroup UK. Michelle qualifies as the Board Audit Committee financial expert as defined in item 16A of Form 20-F.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Independent Non-Executive Director of BHP Group Limited, Macquarie Group Limited and Macquarie
Bank Limited. Member of the Institute of Chartered Accountants in England and Wales Australasia Strategic Advisory group.
Board Committee memberships
Board Audit Committee (Chair), Board Risk Committee, and Board Nomination & Governance Committee.
10 Mark Lewis
Independent Non-Executive Director
Appointed on 1 January 2024.
Skills and experience
Mark brings a track record of digital transformation and growth across multiple consumer businesses and sectors. He was CEO of Moneysupermarket Group plc, operating regulated marketplaces across financial services, travel and home services.
Prior to this, Mark sat on the John Lewis Management Board as Retail Director, responsible for sales and operations across 48 UK department stores and online channels serving 37 countries. He previously served as Managing Director of eBay UK and CEO of Collect+.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Mark is Group Chairman of Iamproperty, Independent Non-Executive Director of Direct Line Insurance
Group plc, Non-Executive Director of Sambla Group, and Non-Executive Director of Santander Consumer (UK) plc*.
Board Committee memberships
Board Remuneration Committee (Chair), Board Responsible Banking Committee, Board Risk Committee, and Board Nomination & Governance Committee.
11 Dirk Marzluf
Banco Santander Nominated Non-Executive Director
Appointed on 1 January 2024.
Skills and experience
Dirk joined Banco Santander as Group Chief Operating and Technology Officer (COTO) in September 2018. He joined Banco Santander from AXA Group, where he served as Group Chief Information Officer (CIO) since 2013, leading the insurance group’s technology and information security transformation, its overall project portfolio and as co-sponsor of its digital strategy. His global technology leadership roles include previous work at Accenture, Daimler Chrysler and
Winterthur Group.
As Banco Santander Group Head of Technology and Operations, Dirk Marzluf is responsible for leading the information technology and operations function and its strategic development.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Chairman of Santander Global Technology and Operations SL*, Director of Getnet Payments, S.L.*,
Director of PagoNxt Payments, S.L.*, Director of Ebury Partners Limited*, Director of Elevate Tech Platforms, S.L. Unipersonal* and Santander Consumer Holding
GmbH*, and Director of Gravity Cloud Technology Sl*.
12 The Rt Hon. the Baroness Morgan of Cotes (Nicola (Nicky) Morgan)
Independent Non-Executive Director and Senior Independent Director
Appointed on 1 January 2024. She was appointed Senior Independent Director on 20 February 2025.
Skills and experience
Nicky is a former MP, Cabinet Minister and Chair of the House of Commons Treasury Committee and is now a member of the House of Lords. She is a qualified solicitor by background and before being elected to Parliament spent 16 years with City law firms, focused on mergers and acquisitions and advisory work. Nicky possesses significant experience as a senior leader of high-profile large organisations, responsible for setting and overseeing implementation of strategy and communicating the organisation’s narrative and capabilities. She brings a wealth of experience from both a public and private perspective of the financial services sector, communications and media, and digital & technology.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of the Financial Services Compensation Scheme, Chair of the Careers &
Enterprise Company, and Chair of the Council of the Advertising Standards Authority (ASA) Limited.
Board Committee memberships
Board Responsible Banking Committee (Chair), Board Risk Committee, and Board Nomination & Governance Committee.

Annual Report 2024	Santander UK Group Holdings plc	266

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

13 David Oldfield
Independent Non-Executive Director
Appointed on 1 December 2024.
Skills and experience
David retired from Lloyds Banking Group in 2023 after nearly 40 years with them, having joined on the graduate training scheme. He brings a diverse set of retail banking, commercial banking and operational / technology leadership experiences. In the period 2014 to 2023, as a member of LBG's Group Executive
Committee, David was CEO Retail Banking & Consumer Finance, CEO Commercial Banking and then most latterly Group Chief Operating Officer responsible for technology, data, strategic transformation, IT security and 3rd party procurement and supplier management.
Prior to these David had a variety of leadership roles across all areas of Lloyds Banking Group including in Technology, Procurement, Strategy, programme and integration delivery, SME & Mid Markets Banking and Offshore banking. Over the years David chaired multiple legal entities for Lloyds Banking Group both in the
UK and internationally and, outside of the Group, was a Non Executive Director for Motability Operations Group Plc, Chair Cardnet Merchant Services Limited,
and Chair of the Wellbeing leadership team for Business in The Community (BiTC). As LBG's Executive sponsor for disability for 14 years David was awarded a lifetime achievement award in 2023 from the Business Disability Forum, a leading business membership organisation in disability inclusion. He received an OBE in His Majesty's New Year Honours list in 2025 for services to workplace mental health and wellbeing, as well as services to disability.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*.
Board Committee memberships
Board Risk Committee, Board Audit Committee, and Board Remuneration Committee.
14 José María Roldán
Independent Non-Executive Director
Appointed on 1 June 2023.
Skills and experience
José María has extensive depth of knowledge and expertise in banking supervision, financial stability and public policy. He was Chairman and CEO of the
Spanish Banking Association (2014-2022) and spent 13 years as Director-General at the Banking Regulation and Financial Stability department of the Bank of
Spain, and member of its Executive Board. During his tenure in office at the Bank of Spain, he was part of the Basel Committee on Banking Supervision. He also previously served as Board Member and Vice President of the European Banking Federation.
José María founded and Chaired the Committee of European Banking Supervisors (CEBS) (the forerunner of the European Banking Authority (EBA)); was
President of the Financial Action Task Force on Money Laundering (FATF) and chaired the former Banking Advisory Committee (BAC) of the EU. He brings an in-
depth knowledge and expertise in banking supervision and public policy, as well as over 25 years’ experience in the financial sector in Europe.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director and Chair of Cater Allen Limited*. Independent Non-Executive Director of EBN
Banco de Negocios SA*.
Board Committee memberships
Board Risk Committee, Board Remuneration Committee and Board Responsible Banking Committee.
15 Pamela Walkden
Banco Santander Nominated Non-Executive Director
Appointed on 1 October 2021.
Skills and experience
Pamela is currently Independent Director of Banco Santander, S.A. (since 2019) where she is the Risk Supervision, Regulation and Compliance Committee Chair.
She is also a member of the Advisory Board at JD Haspel Limited.
Previously, Pamela has served in a number of senior management positions predominantly at Standard Chartered Bank, including as Group Head of Human
Resources, Chief Risk Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group
Head of Corporate Affairs and Group Manager of Investor Relations. In addition, she served as an independent member of the UK Prudential Regulation Authority
(PRA) Regulatory Reform Panel and as a member of the European Banking Authority Stakeholder Group.
Other principal appointments
Non-Executive Director of Santander UK plc*. Independent Non-Executive Director and Chair of the Risk Supervision, Regulation and Compliance Committee in
Banco Santander SA*.
Board Committee memberships
Board Nomination & Governance Committee.
* Part of the Banco Santander group.

Annual Report 2024	Santander UK Group Holdings plc	267

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Under the NYSE corporate governance standards, independent Directors must comprise a majority of the Board. As at 31 December 2024, our Board was comprised of a Chair (who is also a Non-Executive Director), two Executive Directors and eleven Non-Executive Directors. The Chair, William Vereker, and eight of the other Non-Executive Directors, (Lisa Fretwell, Ed Giera, Michelle Hinchliffe, Mark Lewis, Nicky Morgan, José María Roldán, David Gledhill and David
Oldfield), were independent as defined in the NYSE corporate governance standards. The other three Non-Executive Directors (Pedro Castro e Almeida, Dirk
Marzluf and Pamela Walkden) were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA. Angel Santodomingo was appointed as an Executive Director on 5 March 2024. David Gledhill and David Oldfield were appointed as independent Non-Executive Directors on 1 September 2024 and 1 December 2024 respectively.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination &
Governance Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2024, the following Directors made up the Board Nomination &
Governance Committee: William Vereker (Chair), Ed Giera, Michelle Hinchliffe, Nicky Morgan, Mark Lewis and Pamela Walkden. Five of the Directors were independent according to NYSE corporate governance standards. The other Director (Pamela Walkden) was not independent according to NYSE corporate governance standards as she is a representative of the ultimate parent company, Banco Santander SA.
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
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is
primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2024, the following Directors were on the Board Remuneration Committee: Mark Lewis (Chair), Lisa Fretwell, Ed Giera, José María Roldán, David Gledhill and David
Oldfield. All Directors were independent according to NYSE corporate governance standards.
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US
Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2024, the Board
Audit Committee was made up of five Non-Executive Directors: Michelle Hinchliffe (Chair), Lisa Fretwell, Ed Giera, David Gledhill and David Oldfield. All members were independent in 2024 as defined in Rule 10A-3.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board conducted an external evaluation with the provider, Boardroom Review, and considered their feedback, which concluded that the performance of the Board and its Committees continues to be effective.
A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

Annual Report 2024	Santander UK Group Holdings plc	268

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Additional balance sheet and cash flow analysis
SECURITIES
Securities are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.
Debt securities at amortised cost - Yields
The following table shows the weighted average yields for debt securities not held at fair value at 31 December 2024.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	%	%	%	%	%
Weighted average yield
– Debt securities at amortised cost	—	—	4.25	1.33	2.25
Weighted average yield is calculated using Total clean price x yield for each maturity bucket / Total clean price for each maturity bucket.
LOANS AND ADVANCES TO BANKS
Loans and advances to banks in the following tables include loans and advances to banks classified as reverse repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2024	2023
	Note	£m	£m
–Loans and advances to banks		1,101	1,216
–Reverse repurchase agreements - non trading	16	1,363	2,397
		2,464	3,613
Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2024.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Fixed interest rate	1,809	—	—	—	1,809
Variable interest rate	643	3	9	—	655
	2,452	3	9	—	2,464

Annual Report 2024	Santander UK Group Holdings plc	269

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, loans and advances to customers and reverse repurchase agreements – non trading. Reverse repurchase agreements represent business with professional non-bank customers as part of the liquidity risk management function. The balance sheet reconciliation below shows Loans and advances to customers net of impairment loss allowances and Residual Value and Voluntary Termination provisions.
Reconciliation to classifications in the consolidated balance sheet

		2024	2023
	Note	£m	£m
Other financial assets at fair value through profit or loss	12	322	355
Loans and advances to customers	13	202,929	211,222
Reverse repurchase agreements – non trading	16	8,975	10,071
		212,226	221,648
Maturity analysis
The following table shows loans and advances to customers by maturity at 31 December 2024. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Loans secured on residential properties	11,197	36,302	67,250	53,812	168,561
Corporate loans	8,041	9,007	1,626	67	18,741
Finance leases	1,193	2,955	74	—	4,222
Other unsecured advances	4,485	2,003	107	6	6,601
Accrued interest and other adjustments	79	191	296	233	799
Amounts due from fellow subsidiaries and joint ventures	2,432	—	—	2,381	4,813
Loans and advances to customers	27,427	50,458	69,353	56,499	203,737
We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
Interest rate sensitivity
The following table shows the interest rate sensitivity of loans and advances to customers due after one year at 31 December 2024.

	Fixed rate	Variable rate	Total
	£m	£m	£m
Loans secured on residential properties	152,077	16,484	168,561
Corporate loans	1,900	16,841	18,741
Finance leases	4,222	—	4,222
Other unsecured advances	3,897	2,704	6,601
Accrued interest and other adjustments	652	147	799
Amounts due from fellow subsidiaries and joint ventures	4,813	—	4,813
Loans and advances to customers	167,561	36,176	203,737

Annual Report 2024	Santander UK Group Holdings plc	270

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
In 2024, 2023 and 2022 there were no material credit impairment charges on Loans and advances to banks, Non-trading reverse repurchase agreements, Other financial assets at amortised cost and Financial assets at FVOCI. As a result, the following tables present Loans and advances to customers only.
The following tables show additional ratios and the components used in their calculation for the years ended 31 December 2024, 2023, and 2022.

	2024	2023
	£m	£m
Allowance for credit losses to total loans	0.41%	0.45%
Allowance for credit losses	808	937
Total loans outstanding	197,858	206,700
Non-accrual loans to total loans	1.36%	1.45%
Non-accrual loans outstanding	2,700	3,000
Total loans outstanding	197,858	206,700
Allowance for credit losses to non-accrual loans	29.93%	31.23%
Allowance for credit losses	808	937
Non-accrual loans outstanding	2,700	3,000

	2024	2023	2022
	£m	£m	£m
Loans secured on residential properties	0.01%	0.01%	—%
Net charge-off during the period	9	11	3
Average amount outstanding	172,863	181,586	185,303
Corporate loans	0.32%	0.36%	0.13%
Net charge-off during the period	59	68	24
Average amount outstanding	18,598	18,756	19,170
Finance leases	0.57%	0.50%	0.44%
Net charge-off during the period	25	23	19
Average amount outstanding	4,364	4,612	4,281
Other unsecured advances	1.98%	1.74%	1.28%
Net charge-off during the period	137	130	110
Average amount outstanding	6,934	7,452	8,574
Amounts due from immediate parent	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	—	—	780
Amounts due from fellow subsidiaries and joint ventures	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	4,651	4,327	3,623
Loans and advances to customers	0.11%	0.11%	0.07%
Net charge-off during the period	230	232	156
Average amount outstanding	207,410	216,733	221,731
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
review.

Annual Report 2024	Santander UK Group Holdings plc	271

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY CUSTOMERS
The following table shows the average balances and interest rates for deposits by customers by product for the years ended 31 December 2024, 2023, and 2022.

	2024		2023		2022
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	158,652	1.95	166,834	1.44	175,918	0.37
Time deposits	30,013	4.39	24,210	3.66	12,816	1.37
Other deposits	11,628	4.15	12,136	3.91	12,543	1.01
Total average balance(1)	200,293	2.45	203,180	1.85	201,277	0.47
(1)Calculated using monthly data.
Some deposits by customers are covered by depositor guarantee arrangements, as follows:

Scheme	Definition
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

The following table shows the amounts of insured and uninsured total deposits and time deposits excluding intercompany deposits at 31 December 2024 and
2023. The table also shows the amount of time deposits that are uninsured, either because they exceed depositor guarantee scheme compensation limits or because they are otherwise uninsured.

	2024	2023
	£m	£m
Insured deposits	124,268	131,307
Uninsured deposits	59,792	62,884
Total deposits	184,060	194,191
of which:
Insured time deposits	20,950	18,536
Uninsured time deposits	10,769	11,116
– Excess over guaranteed limit	5,775	5,328
– Otherwise uninsured	4,994	5,788
Total time deposits	31,719	29,652
For the proportion of Retail & Business Banking customer deposits covered by the FSCS, see the Funding risk management section of the Risk review.
The following table shows the maturity of uninsured time deposits at 31 December 2024.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by customers	5,476	2,354	1,655	1,284	10,769

Annual Report 2024	Santander UK Group Holdings plc	272

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY BANKS
Deposits by banks include repurchase agreements – non-trading.
Reconciliation to classifications in the consolidated balance sheet

		2024	2023
	Note	£m	£m
Deposits by banks	21	14,037	20,357
Repurchase agreements - non trading	23	2,336	551
		16,373	20,908
The following table shows the average balances of and interest rates for deposits by banks for the years ended 31 December 2024, 2023, and 2022.

	2024		2023			2022
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Deposits by banks	20,928	4.97	27,906	4.43	35,098	1.44
(1)Calculated using monthly data.
At 31 December 2024, deposits by foreign banks were £2,130m (2023: £2,039m, 2022: £2,211m).
All bank deposits are uninsured, as depositor guarantee arrangements do not cover deposits by financial institutions.
The following table shows the maturity of uninsured deposits by banks at 31 December 2024.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by banks	4,440	779	7,207	3,947	16,373

Annual Report 2024	Santander UK Group Holdings plc	273

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
caused by movements in both volume and rate have been allocated to rate changes.

			2024 / 2023			2023 / 2022
		Changes due to increase/(decrease) in			Changes due to increase/(decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	805	(212)	1,017	3,419	(54)	3,473
of which reverse repurchase agreements	268	192	76	385	48	337
Loans and advances to banks	(103)	(283)	180	1,305	(37)	1,342
of which reverse repurchase agreements	94	46	48	91	17	74
Debt securities and other interest earning assets	166	123	43	307	29	278
Total interest income	868	(372)	1,240	5,031	(62)	5,093
Interest expense
Deposits by customers - demand	694	(118)	812	1,745	(34)	1,779
Deposits by customers - time	431	212	219	711	156	555
Deposits by customers - other	9	(26)	35	351	(4)	355
of which repurchase agreements	6	(52)	58	351	28	323
Deposits by banks	(226)	(318)	92	738	(104)	842
of which repurchase agreements	100	89	11	67	—	67
Debt securities	199	13	186	1,092	64	1,028
Commercial paper	78	39	39	137	(13)	150
Subordinated liabilities	24	30	(6)	61	2	59
Other interest-bearing financial liabilities	—	—	—	1	—	1
Total interest expense	1,209	(168)	1,377	4,836	67	4,769
Net interest income	(341)	(204)	(137)	195	(129)	324

Annual Report 2024	Santander UK Group Holdings plc	274

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present Average balance sheets below, using asset and liability classifications from the
Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2024			2023			2022
	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers(2)	223,061	10,220	4.58	228,203	9,415	4.13	230,289	5,996	2.60
of which reverse repurchase agreements	15,651	795	5.08	11,470	527	4.59	8,558	142	1.66
Loans and advances to banks	39,028	1,860	4.77	45,599	1,963	4.30	48,321	658	1.36
of which reverse repurchase agreements	4,070	192	4.72	2,763	98	3.55	816	7	0.86
Debt securities and other interest earning assets	10,807	641	5.93	8,590	475	5.53	7,314	168	2.30
Total average interest-earning assets, interest income	272,896	12,721	4.66	282,392	11,853	4.20	285,924	6,822	2.39
Credit impairment loss allowances and RV &VT	(990)	—	—	(1,091)	—	—	(1,057)	—	—
Derivatives and other non-interest-earning assets	7,793	—	—	7,686	—	—	8,509	—	—
Other financial assets at FVTPL	521	—	—	585	—	—	549	—	—
Total average assets	280,220	—	—	289,572	—	—	293,925	—	—
Liabilities
Deposits by customers - demand	(158,652)	(3,090)	1.95	(166,834)	(2,396)	1.44	(175,918)	(651)	0.37
Deposits by customers - time	(30,013)	(1,317)	4.39	(24,210)	(886)	3.66	(12,816)	(175)	1.37
Deposits by customers - other	(11,112)	(481)	4.33	(11,754)	(472)	4.02	(12,192)	(121)	0.99
of which repurchase agreements	(9,408)	(477)	5.07	(10,567)	(471)	4.46	(8,568)	(120)	1.40
Deposits by banks	(20,284)	(1,008)	4.97	(27,336)	(1,234)	4.51	(34,561)	(496)	1.44
of which repurchase agreements	(3,365)	(167)	4.96	(1,445)	(67)	4.64	(5)	—	—
Debt securities	(32,080)	(2,004)	6.25	(31,843)	(1,805)	5.67	(29,201)	(713)	2.44
Commercial paper	(5,076)	(297)	5.85	(4,312)	(219)	5.08	(5,121)	(82)	1.60
Subordinated liabilities	(2,383)	(193)	8.10	(2,022)	(169)	8.36	(1,991)	(108)	5.42
Other interest-bearing liabilities	(135)	(5)	3.70	(133)	(5)	3.76	(143)	(4)	2.80
Total average interest-bearing liabilities, interest expense	(259,735)	(8,395)	3.23	(268,444)	(7,186)	2.68	(271,943)	(2,350)	0.86
Derivatives and other non interest-bearing liabilities	(4,700)	—	—	(4,672)	—	—	(4,701)	—	—
Other financial liabilities at FVTPL	(983)	—	—	(854)	—	—	(833)	—	—
Equity	(14,802)	—	—	(15,602)	—	—	(16,448)	—	—
Total average liabilities and equity	(280,220)	—	—	(289,572)	—	—	(293,925)	—	—
(1) Average balances are based on monthly data.
(2) Loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.
Margin and average spread

	2024	2023	2022
	%	%	%
Interest spread(1)	1.43	1.52	1.53
Net interest margin(2)	1.59	1.65	1.56
Average spread(3)	105	105	105
(1) Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(2) NIM is calculated as net interest income divided by average interest earning assets
(3) Average spread is the ratio of average interest-earning assets to interest-bearing liabilities

Annual Report 2024	Santander UK Group Holdings plc	275

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2024	2023
	£m	£m
Net cash flows from operating activities	(2,481)	(1,577)
Net cash flows from investing activities	(4,545)	(2,755)
Net cash flows from financing activities	268	(1,731)
Change in cash and cash equivalents	(6,758)	(6,063)
A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2024 and 2023 were as follows:
In 2024, the net cash outflows from operating activities of £2,481m resulted from outflows generated from a decrease in deposits by banks and customers partially offset by a decrease in loans and advances to banks and customers and reverse repurchase agreements and an increase in debt securities and repurchase agreements. The net cash outflows from investing activities of £4,545m mainly reflected the net purchase of certain asset backed securities and debt securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash flows relating to active capital management and the ongoing repayment of TFSME. These resulted in cash and cash equivalents decreasing by £6,758m in the year.
In 2023, the net cash outflows from operating activities of £1,577m resulted from outflows generated from an decrease in loans and advances to banks and customers, partially offset by cash outflows from a decrease in deposits by banks and customers and an increase in reverse repurchase agreements. The net cash outflows from investing activities of £2,755m mainly reflected the net purchase of certain asset backed securities and debt securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash flows relating to debt securities in issue. These resulted in cash and cash equivalents decreasing by £6,063m in the year.
Cash flow requirements
For details of our cash flow requirements over the next 12 months and in the longer term and how we plan to meet them, see the Liquidity risk section of the Risk review.
Material cash requirements
Our material commitments under commercial contracts at 31 December 2024 were as follows:
–For cash flows and maturities relating to Derivatives, Deposits by customers, Deposits by banks, Debt securities in issue, Subordinated liabilities and Lease obligations, see Note 39 to the Consolidated Financial Statements. The maturities of financial liabilities and off-balance sheet commitments table analyses the maturities of the cash flows based on the remaining period to the contractual maturity date at the balance sheet date. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. For further details, see the Liquidity risk section of the Risk review.
–For details of cash flows and maturities relating to Retirement benefit obligations including employer contributions and funding, see Note 28 to the Consolidated
Financial Statements.
–Purchase obligations: We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations. Total purchase obligations, all of which are due within 1 year, were £379m.

Annual Report 2024	Santander UK Group Holdings plc	276

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other information
Major shareholders
At 31 December 2024, the Company was a subsidiary of Banco Santander SA and Santusa Holding SL. On 23 September 2013, the Company was incorporated with the issuance of two ordinary shares of £1 each which formed the initial share capital of the Company and were held by Banco Santander SA from 11
December 2013. On 10 January 2014, pursuant to a Board resolution dated 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to
Banco Santander SA and Santusa Holding SL in exchange for acquiring all of the ordinary shares of Santander UK plc. On 24 March 2015, the Company cancelled and extinguished 4,207,503,002 ordinary shares. On 25 March 2015, the Company became a public limited company and changed its name from
Santander UK Group Holdings Limited to Santander UK Group Holdings plc.
Legal proceedings
We are party to various legal proceedings in the ordinary course of business. See Notes 27 and 30 to the Consolidated Financial Statements.
Share capital
See Note 31 to the Consolidated Financial Statements.
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
UK taxation on capital gains
Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However, if you are either (i) an individual who is not resident in the UK or (ii) a company which is not resident in the UK, you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).
UK inheritance tax
Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is domiciled for the purposes of the convention in the US and is not for the purposes of the convention a national of the UK will not be subject to UK inheritance tax on:
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
Designated agent
The designated agent for service of process on Santander UK in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York.
Trustee/paying agent
The names and addresses of the Trustee/paying agent for each class of security registered with the US Securities and Exchange Commission (the SEC) are:
–Senior: Citibank NA, 388 Greenwich Street, New York, New York 10013, United States
–Subordinated: Citibank NA, 388 Greenwich Street, New York, New York 10013, United States
–Capital: Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, New York 10286, United States
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2024 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Annual Report 2024	Santander UK Group Holdings plc	277

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Audit fees
See Note 7 to the Consolidated Financial Statements.
Insider trading policies
The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by Directors, Senior
Management and employees that are designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to
Santander UK. These policies and procedures are set out in the Santander UK Policy on Market Abuse and Inside Information which is filed as Exhibit 11.1 to this annual report on Form 20-F.
Santander UK monitors inside information as defined under the EU Market Abuse Regulation 2014/596 (EU MAR) as on shored into UK law on 31 December
2020 by the EU (Withdrawal) Act 2018. Changes to EU MAR were made by the Market Abuse Exit Regulations 2019. Santander UK, as part of its disclosure controls and procedures, imposes restrictions on trading in its own securities when it has undisclosed inside information and also generally refrains from trading in its own securities during its regular closed periods.

Annual Report 2024	Santander UK Group Holdings plc	278

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Glossary of financial services industry terms

Term	Definition
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Alternative performance measures (APMs)
A financial measure of historical or future financial performance, financial position or cashflows, other than a financial measure defined or specified under International Financial Reporting Standards.

Anti-Money Laundering (AML)	A set of policies and practices to ensure that financial institutions and other regulated entities prevent, detect, and report financial crime and especially money laundering activities.
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

Balance weighted Loan to Value (LTV) ratio	(Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) + ...) / (Loan 1 balance + Loan 2 balance+...)
UK Bank Levy
The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.

Banking NIM	Banking net interest margin. Net interest income divided by average gross customer assets.
Basis point (bps)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail & Business Banking, serving enterprises with a turnover of up to £6.5m per annum.
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

Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital	The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13.
CET1 capital ratio	CET1 capital as a percentage of risk weighted assets.
Consumer Finance	Provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporate Centre	Provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
Corporate & Commercial Banking (CCB)	Provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
Cost to income ratio	Total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of total operating income.
Cost of risk
Cost of risk is credit impairment charge for the 12 month period as a percentage of average gross customer loans. This is a useful measure of the relationship between the size of the credit impairment charge and the book size which investors use as a proxy to compare relative credit risk.

Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
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

Annual Report 2024	Santander UK Group Holdings plc	279

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.
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

Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app(s) (Retail Mobile includes SanWallet & OnePayFX) at least once in the month.
Digital sales	Percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales.
Distributable items	Equivalent to distributable profits under the Companies Act 2006.
Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.
Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.
Energy performance certificate (EPC)	A scheme to summarise the energy efficiency of buildings and apply a rating between A – G.
Expected credit loss (ECL)
Represents what the credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk since origination.

Expected loss (EL)
The product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality.

Exposure at default (EAD)	The maximum loss that a financial institution might suffer if a borrower, counterparty or group defaults on their obligations or assets and off- balance sheet positions have to be realised.

Annual Report 2024	Santander UK Group Holdings plc	280

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Fair value adjustment
An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Conduct Authority (FCA)	The Financial Conduct Authority is a financial regulatory body in the United Kingdom.
Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme is the UK's statutory deposit insurance and investors compensation scheme for customers of authorised financial services firms.
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

Green Finance
In line with our internal classification system to define what investments can be considered green finance. This includes financing raised and facilitated to renewable energy and other green energy financing; mortgages on properties with A- or B-rated EPC; and financing for electric vehicles, hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below 50g CO2 /km

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

Internal ratings-based approach (IRB)	The Santander UK group's method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal models
International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles- based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.
Judgemental Adjustments	Adjustments made to the ECL estimate outside of the ECL models to reflect management judgements.

Annual Report 2024	Santander UK Group Holdings plc	281

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
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

Maximum Distributable Amount (MDA)	The maximum distributions which a bank can make to investors when it has insufficient capital to meet its buffer requirements.
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
Net Promoter Score - Business
Measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. Structured telephone interviews are conducted each year among businesses with an annual turn over from £0m and £2.0m weighted by region and turnover to be representative of businesses in Great Britain.

Net Promoter Score - Corporate
Measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. Structured telephone interviews are conducted each year among businesses with an annual turn over between £2.1m and £500m weighted by region and turnover to be representative of businesses in Great Britain.

Net Promoter Score – Retail
The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, IPSOS MORI based on mortgages, savings, main current accounts, home insurance, UPLs and credit cards.

Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Over the counter (OTC) derivatives
Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Annual Report 2024	Santander UK Group Holdings plc	282

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements.
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
Probability of default (PD)
The likelihood of a borrower defaulting in the following year, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.

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

Residential Mortgage-Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal).
Retail & Business Banking (RBB)	Provides UK mortgage lending and banking services and unsecured lending to individuals and small businesses.
Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
RoTE
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

Annual Report 2024	Santander UK Group Holdings plc	283

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12-month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination, but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
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
Sub-prime
Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
Standard Variable Rate (SVR)	A mortgage product managed by Santander and not directly linked to the Bank of England base rate.
Term Funding Scheme with additional incentives fort SMEs (TFSME)	The TFSME allows eligible banks and building societies to access four-year funding at rates very close to Bank Rate.
Tier 1 capital
A measure of a bank's financial strength defined by the PRA. It captures Common Equity Tier 1 capital plus other Tier 1 securities in issue but is subject to a deduction in respect of material holdings in financial companies.

Tier 2 capital
Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, the excess of regulatory impairment allowance over expected loss and deduction of material holdings in financial companies.

Total loss absorbing capacity (TLAC)
An international standard for TLAC issued by the Financial Stability Board, which requires global systemically important banks (G-SIBs) to have sufficient loss-absorbing and recapitalisation capacity available in resolution, to minimise impacts on financial stability, maintain the continuity of critical functions and avoid requiring taxpayer support.

Total customers	Defined as those having an open account.
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

Unencumbered assets	Assets on our balance sheet not used to secure liabilities or otherwise pledged.
UK leverage ratio	CRD IV end-point Tier 1 capital divided by exposures as defined by the PRA rulebook. This is a key prudential regulatory measure which provides useful information to investors.
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

Annual Report 2024	Santander UK Group Holdings plc	284

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
(a)  Santander UK holds ten blocked accounts for seven customers that are currently designated by the US under the Specially Designated Global Terrorist
(SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2024 were negligible relative to the overall profits of Banco Santander SA.
(b)  Santander Consumer Finance, SA holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the SDGT sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended 31 December 2024.
(c)  Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the US under the SDGT sanctions programme.
Revenues and profits generated by Santander Brasil on these accounts in the year ended 31 December 2024 were negligible relative to the overall profits of
Banco Santander SA.
(d)  The Banco Santander group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the SDGT sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007.
In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2024 which were negligible relative to the overall revenues and profits of the Banco Santander group. The Banco Santander group has undertaken significant steps to withdraw from the
Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from
Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Annual Report 2024	Santander UK Group Holdings plc	285

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	245 - 259
4	Information on the Company	History and development of the company	1, 72, 169, 171-180, 226, 276
		Business overview	10-11, 16, 20-21, 62, 73, 112, 118, 128, 131, 154-155, 181-183, 212, 252-254, 260-261, 269
		Organisational structure	72, 132, 231-233, 239-241
		Property, plant and equipment	168, 174, 202
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	8, 13-14, 142, 145, 166, 190, 245-259
		Liquidity and capital resources	60, 74,128-143, 169, 190, 275
		Research and development, patents and licenses, etc.	73
		Trend information	6, 8-9, 15-21
		Critical accounting estimates	179-180
6	Directors, Senior Management and Employees	Directors and senior management	44-50, 163-266
		Compensation	63-71, 168, 173, 205-209, 215, 216
		Board practices	44-50, 57-61, 63-67, 216, 263-267
		Employees	5, 72, 181-183
		Share ownership	72, 215, 216
		Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7	Major Shareholders and Related Party Transactions	Major shareholders	276
		Related party transactions	112, 216, 217
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	157-159, 166-170, 204-205, 210-212, 262, 276
		Significant Changes	72, 226
9	The Offer and Listing		*
10	Additional Information	Share capital	*
		Memorandum and articles of association	262
		Material contracts	276
		Exchange controls	276
		Taxation	276
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	276
		Subsidiary Information	*
		Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk		141-143
12	Description of Securities Other Than Equity Securities		Exhibit 2.1
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		73
16A	Audit Committee financial expert		49, 61, 267
16B	Code of Ethics		75
16C	Principal Accountant Fees and Services		57, 185, 277
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		42, 267
16H	Mine Safety Disclosure		Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable
16J	Insider Trading Policies		277
16K	Cybersecurity		16, 79, 149-151, 257
PART III
17	Financial Statements		Not applicable
18	Financial Statements		166-170
19	Exhibits		Filed with SEC
* Not required for an Annual Report.
EXHIBIT INDEX

Exhibits[1]
1.1
Articles of Association of Santander UK Group Holdings plc (incorporated by reference to Exhibit 1.1 to Santander UK Group
Holdings plc's Form 20F filed with the Securities and Exchange Commission on 5 March 2024)

2.1	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
8.1
List of Subsidiaries - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries and related undertakings’ in the Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in Note
18 ‘Interests in other entities’ in the Financial Statements section of the Form 20-F.

11.1	Policy on Market Abuse and Inside Information
12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1
Policy for the Recovery of Erroneously Awarded Compensation of Santander UK Group Holdings plc (incorporated by reference to Exhibit 97.1 to Santander UK Group Holdings plc's Form 20F filed with the Securities and Exchange
Commission on 5 March 2024)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
1Documents concerning Santander UK Group Holdings plc referred to in the 2024 Annual Report on Form 20-F may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, its principal executive offices and registered address.
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Mike Regnier
Mike Regnier
Chief Executive Officer
Dated: 7 March, 2025